Form 20-F
period 2002-12-31
GIGAMEDIA LTD
filed 2003-07-15
CIK 1105101

================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
             (Exact name of registrant as specified in its charter)

                              REPUBLIC OF SINGAPORE
                 (Jurisdiction of incorporation or organization)

                  122 TUNHUA NORTH ROAD, TAIPEI, TAIWAN, R.O.C.
                    (Address of principal executive offices)

               Registrant's telephone number, including area code
                                 886-2-8770-7966

         Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None

         Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: Ordinary shares, par value NT$10 per share

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 50,154,000 ordinary shares, par value NT$10 per share.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                Yes [X]   No [ ]

    Indicate by check mark which financial statement item the Registrant has elected to follow.

                            Item 17 [ ]   Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                                    PAGE
PART I...........................................................................................................     1
   ITEM 1.     Identity of Directors, Senior Management and Advisers.............................................     1
   ITEM 2.     Offer Statistics and Expected Timetable...........................................................     1
   ITEM 3.     Key Information...................................................................................     1
   ITEM 4.     Information on the Company........................................................................    19
   ITEM 5.     Operating and Financial Review and Prospects......................................................    36
   ITEM 6.     Senior Management and Employees...................................................................    51
   ITEM 7.     Major Shareholders and Related Party Transactions.................................................    57
   ITEM 8.     Financial Information.............................................................................    60
   ITEM 9.     The Offer and Listing.............................................................................    63
   ITEM 10.    Additional Information............................................................................    64
   ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk........................................    76
   ITEM 12.    Description of Securities Other than Equity Securities............................................    77
PART II..........................................................................................................    78
   ITEM 13.    Defaults, Dividend Arrearages and Delinquencies...................................................    78
   ITEM 14.    Material Modifications to the Rights of Securitiy Holders and Use of Proceeds.....................    78
   ITEM 15.    Controls and Procedures...........................................................................    78
   ITEM 16A.   Audit Committee Financial Expert..................................................................    78
   ITEM 16B.   Code of Ethics....................................................................................    78
   ITEM 16C.   Principal Accountant Fees and Services............................................................    78
PART III.........................................................................................................    79
   ITEM 17.    Financial Statements..............................................................................    79
   ITEM 18.    Financial Statements..............................................................................    79
   ITEM 19.    Exhibits..........................................................................................    80
SIGNATURES.......................................................................................................    84
CERTIFICATIONS ..................................................................................................    85

                              USE OF CERTAIN TERMS

         In this annual report, all references to (i) "we", "us", "our" or "GigaMedia" are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, (ii) "Koos Group" are to a group of companies controlled by members of the Koo family, (iii) "Shares" are to ordinary shares of our company, par value NT$10, and (iv) "Hoshin Gigamedia" are to Hoshin Gigamedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, or ROC. All references in this annual report to "US dollar", "$" and "US$" are to United States dollars, all references to "NT dollar" and "NT$" are to New Taiwan dollars.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that involve risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as "believe", "expect", "anticipate", "estimate", "plan", "project", "may", "will" or other similar words. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of risk factors and other factors noted throughout this annual report. We undertake no obligation to release publicly any versions to any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated event. Given this level of uncertainty, you are advised not to place undue reliance on such forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

EXCHANGE RATES

         In this annual report, we have translated certain New Taiwan dollar amounts into U.S. dollars for the convenience of investors. All translations from New Taiwan dollars to United States dollars were made (unless otherwise indicated) on the basis of the noon buying rate in The City of New York, or the Noon Buying Rate, of NT$34.70 = US$1.00 on December 31, 2002, which was the last trading day in 2002. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and we make no representation that the New Taiwan dollar or United States dollar amounts referred to in this annual report could have been or could actually be converted into United States dollars or New Taiwan dollars at that rate or at any other particular rate, or at all. The following table sets forth the Noon Buying Rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00 for the periods indicated below.

                                     AVERAGE
  YEAR ENDED DECEMBER 31,       (OF MONTH-END RATES)           HIGH                  LOW            AT PERIOD-END
---------------------------     --------------------           ----                  ---            -------------
                                                       (of month-endrates)  (of month-endrates)
1998.......................            33.50                  34.39                32.20               32.27
1999.......................            32.28                  33.17                31.39               31.39
2000.......................            31.37                  33.17                30.48               33.17
2001.......................            33.91                  35.13                32.23               35.00
2002.......................            34.53                  35.11                33.46               34.70

         MONTH ENDED               AVERAGE RATES              HIGH                LOW           AT PERIOD-END
---------------------------      -----------------            ----                ---           -------------
                                 (NT$ per US$1.00)
January 31, 2003...........            34.57                  34.76               34.40              34.61
February 28, 2003..........            34.73                  34.82               34.61              34.78
March 31, 2003.............            34.72                  34.80               34.58              34.75
April 30, 2003.............            34.82                  34.98               34.79              34.85
May 31, 2003...............            34.70                  34.85               34.60              34.71
June 30, 2003 .............            34.63                  34.70               34.52              34.61
July 2003 (through
July 11, 2003).............            34.41                  34.58               34.25              34.35

A.       SELECTED FINANCIAL DATA

         The selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000, and the selected consolidated statement of operations data for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes to those statements included elsewhere in this annual report.

                         For the Years Ended December 31
                (in thousands except for loss per share amounts)

                                       1998         1999         2000           2001                2002
                                       ----         ----         ----           ----       ----------------------
STATEMENT OF OPERATIONS                 NT$         NT$           NT$           NT$           NT$         US$
                                      -------     --------    ---------       ---------    ---------   ----------

DATA:
OPERATING REVENUES
Sales/rental/installation                 152       16,831      126,810           7,490    1,864,128       53,721
Access revenues                           277       19,661      155,035         389,801      638,916       18,413
Web development revenues                    -        1,429       28,978           7,190            -           -
Advertising and promotional revenues        -           71       26,762           5,039       32,801          945
Other revenues                          3,000            -        3,603           1,432       19,964          575
                                      -------     --------    ---------       ---------    ---------   ----------
 Total                                  3,429       37,992      341,188         410,952    2,555,809       73,654
                                      -------     --------    ---------       ---------    ---------   ----------
COSTS AND EXPENSES
Costs of sales/rental/installation        577       24,429      278,974         143,420    1,686,256       48,595
Operating costs                       120,788      238,113      987,331       1,636,820      634,872       18,296
Web development expenses                    -        1,150       23,182          12,233            -            -
Product development and engineering    11,568       20,939       56,625         106,458       64,444        1,857
Selling and marketing expenses         39,816       84,192      383,948         285,590      427,310       12,314
General and administrative expenses   572,823      328,440      235,934         215,663      211,944        6,108
Bad debt expenses                           -          892        1,686          40,250       32,167          927
Impairment loss on goodwill                 -            -            -               -      242,938        7,001
Impairment loss on intangible assets        -            -            -               -       80,627        2,324
Other costs                             2,145            -        3,881           1,203            -            -
                                      -------     --------    ---------       ---------    ---------   ----------
 Total                                747,717      698,155    1,971,561       2,441,637    3,380,558       97,422
                                      -------     --------    ---------       ---------    ---------   ----------
NET LOSS                              739,236      657,933    1,206,372       1,811,324      637,990       18,386
LOSS PER SHARE-BASIC AND              =======     ========    =========       =========    =========   ==========
DILUTED (IN DOLLARS) Net Loss           20.53        18.06        24.73           36.12        12.72         0.37
                                      =======     ========    =========       =========    =========   ==========

                                                                      December 31
                                      ---------------------------------------------------------------------------
                                       1998          1999        2000           2001                2002
                                       ----          ----        ----           ----       ----------------------
BALANCE SHEET DATA:                     NT$           NT$         NT$            NT$          NT$          US$
                                      -------     ---------   ---------       ---------    ---------   ----------
Total Current Assets                  237,609     1,170,428   8,066,547       6,132,875    2,877,715       82,931
Property, plant and equipment-net      56,734       170,981     535,090         705,570      738,938       21,295
Intangible assets-net                       -            -      948,004          12,631      242,012        6,974
Total assets                          340,883     2,869,142   9,710,398       8,062,552    4,696,038      135,333
Total shareholders' equity            297,498     1,514,433   9,357,436       7,845,126    3,619,877      104,319

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

             RISKS RELATING TO OUR FINANCIAL CONDITION AND BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAY MAKE IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS

         We began offering our services in Taiwan in late 1998. Accordingly, we have a limited operating history upon which you can evaluate our business. In addition, our operating history in respect of offline music distribution is even more limited since we only acquired our two music store chains in 2002. As an early stage company in the new and rapidly evolving market for broadband Internet access services, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

         -        deploy our services in a cost effective manner; and

         - enter into additional agreements with cable partners to expand our services to new markets.

         Our financial success will depend on the commercial acceptance and profitability of our services. If we are unsuccessful in addressing these risks or in executing our business strategy, our business and financial results will suffer. If we encounter significant problems with our billing and collection process, our business, financial condition and results of operations could be materially and adversely affected.

WE MAY FAIL TO SUCCESSFULLY CONSOLIDATE THE TWO ACQUIRED MUSIC STORE CHAINS, AND MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE THESE OFFLINE BUSINESSES WITH OUR ONLINE BUSINESSES, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND OUR REVENUES

         In February and September of 2002, we finalized the acquisition of Taiwan's two leading music store chains and are now in the process of streamlining and consolidating their operations. As we had been focused on the online businesses in the past, the offline business is relatively new for us in many respects, including the business model, markets and management expertise. We cannot assure you that our efforts to consolidate these chains will be successful or that we will be able to successfully integrate our online operations with our offline businesses, which may adversely affect our business and our results of operations. In addition, the offline music business in Taiwan has been negatively affected by piracy in recent years, which may continue to harm this industry and adversely affect our offline music distribution business and our revenues going forward.

WE HAVE A HISTORY OF LOSSES, AND AS WE PLAN TO EXPAND OUR BUSINESS, WE EXPECT TO INCUR SUBSTANTIAL LOSSES AND EXPERIENCE SUBSTANTIAL NEGATIVE CASH FLOWS FROM OPERATIONS AT LEAST THROUGH 2003

         We have never been profitable. We have incurred substantial costs to create and introduce our broadband Internet access services, to operate these services, and to grow our business. We incurred a net loss of approximately NT$638 million (US$18.4 million) in 2002 and as of December 31, 2002, we had an accumulated net loss of approximately NT$5.1 billion (US$145.7 million). Our limited operating history and market conditions make predicting our results of operations, including operating expenses, difficult.

         We expect to incur substantial losses and experience substantial negative cash flows from operations at least through 2003. The principal costs of operating and potentially growing our business will include:

         - substantial direct and indirect selling, marketing and promotional costs;

         - system operational expenses, including the cost of leasing our Internet backbone;

         - costs associated with the upgrading of equipment and software in response to changes in technology;

         - costs in connection with the acquisition and installation of the equipment and software necessary to enable our cable partners to offer our services;

         - costs in connection with our efforts in streamlining the two music store chains that we acquired in 2002 and in integrating our offline business and online business; and

         - costs in connection with any acquisitions, divestitures or business alliances that we may engage in.

         In addition, after the adoption of a new accounting standard in 2002, we are required to perform annual impairment tests of goodwill and other intangible assets. As a result, we wrote off goodwill associated with the music businesses we acquired in 2002 in the amount ofNT$242.9 million, which reduced our profitability in 2002. Any similar write-off in the future may have a negative impact on our financial results.

         If any of these costs or expenses is not accompanied by an increase in revenues, then our business and financial results could be materially and adversely affected.

WE MAY NEED TO LOWER PRODUCT PRICES IN OUR OFFLINE BUSINESS UNIT AND REDUCE ACCESS FEES IN OUR ONLINE BUSINESS UNIT IN THE FUTURE TO REMAIN COMPETITIVE. REVENUES FROM OTHER SOURCES MAY NOT BE SUFFICIENT TO COVER THE DECREASES IN THESE REVENUES

         The overall recorded music market is declining in Taiwan and pricing pressure is strong. We believe this situation will remain for the foreseeable future and that we may need to lower our prices on recorded music compact discs, or CDs, to remain competitive. In addition, with an increased number of broadband Internet access service providers in Taiwan, we believe that pricing pressure on access fees will remain intense. This pressure may require us to lower our access fees from time to time in order to remain competitive. Revenues from other sources of our operations and businesses may not be sufficient to cover decreases in our CD sales revenues and access service revenues.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN SUBSCRIBERS OF OUR ONLINE BUSINESS SERVICES AND, AS A RESULT, OUR REVENUES MAY DECLINE

         Our ability to increase the number of residential and commercial subscribers of our online business services and our ability to retain these subscribers will depend on a number of factors, many of which are beyond our control. These factors include:

         - the speed at which we are able to deploy our services, particularly if we cannot obtain on a timely basis adequate supplies of cable modems or necessary telecommunications circuitry;

         - the impact of our marketing efforts on new and existing subscribers; and

         - the willingness of cable operators to enter into or to continue agreements with us.

         In addition, our service is currently priced at a premium to many other dial up Internet access services and we charged subscribers higher access fees after our cable partners upgraded their cable systems from one-way systems to two-way systems. Many subscribers may not be willing to pay a premium for our service. Because of these factors, our actual revenues or the rate at which we will add new subscribers may differ from past increases or your expectations.

OUR RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS

         Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. These factors include:

         -        factors affecting our offline music distribution business:

                  - seasonality of market demand for our offline music products;

                  - frequency of introduction of high-demand offline music products;

                  -        amount of write-off as a result of impairment tests;

                  -        price competition in the music distribution industry;

                  - our ability to enter into and maintain strategic alliance with music label companies; and

                  - economic conditions specific to the music distribution industry, as well as general economic and market conditions.

         -        factors affecting our online businesses:

                  - the rate at which new customers subscribe to our services;

                  - changes in our operating expenses including, in particular, personnel expenses;

                  - price competition in the Internet and cable industries;

                  - capital expenditures and costs related to infrastructure expansion;

                  - the rate at which our cable partners convert their systems from one-way to two-way cable systems;

                  -        subscriber turnover rates;

                  - our ability to protect our systems from telecommunications failures, power loss and software-related system failures;

                  - the introduction of new products or services by us or our competitors;

                  - the rate at which cable operators enter into contracts with us to provide services for additional cable systems;

                  - the pace of the rollout of our service to our cable partners;

                  - our ability to enter into and maintain strategic alliances with content providers; and

                  - economic conditions specific to the Internet and cable industries, as well as general economic and market conditions.

         In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.

WE ARE DEPENDENT ON OUR CABLE PARTNERS FOR DISTRIBUTION OF SOME OF OUR INTERNET ACCESS SERVICES, AND WE MAY NOT BE ABLE TO ESTABLISH OR MAINTAIN GOOD RELATIONSHIPS WITH THEM

         We deliver some of our broadband Internet access services to our subscribers through our cable partners' cable systems, and our cable partners share the revenue from our services that are derived from such subscribers. Given the contractual and business relationships between our company and our cable partners, our cable partners' interests may not always coincide with our interests, and conflicts of interest concerning the split of revenues and other matters exist between our company and our cable partners.

THE FAILURE OF OUR CABLE PARTNERS TO MAINTAIN THEIR OPERATING LICENSES CAN INTERRUPT DELIVERY OF OUR ONLINE SERVICES

         Cable operators are subject to extensive regulations in Taiwan. In the event that any of our cable partners fails to continue to comply with applicable laws or regulations, it may be required to suspend or terminate its cable television business, which would prevent us from servicing our subscribers through its cable system.

THE BENEFITS OF OUR EXCLUSIVE AGREEMENTS WITH THE CABLE PARTNERS MAY BE SUBSTANTIALLY DIMINISHED BY OPEN-ACCESS PROPOSALS, WHICH WOULD REQUIRE OUR EXCLUSIVE CABLE PARTNERS TO GRANT OUR COMPETITORS ACCESS TO THEIR SYSTEMS

         We have entered into exclusive agreements with 19 out of 20 of our cable partners to provide services through their cable systems. Under a regulation in Taiwan, our cable partners must obtain leased-circuit licenses to lease their circuits to us in order for us to provide two-way cable services. In addition, any holder of leased-circuit licenses, including any of the cable partners having exclusive relationships with us, may be required to grant our competitors access to its cable system if it is deemed to be a dominant leased-circuit operator. In that event:

         - Internet and online service providers could potentially provide services over these cable partners' cable systems that compete with our services;

         - our rights as the exclusive broadband Internet access provider over these cable partners' systems could be lost; and

         - our business, financial condition and results of operations would likely be adversely affected.

WE RELY ON CONTENT PROVIDED BY THIRD PARTIES TO ATTRACT USERS, AND WE MAY NOT BE ABLE TO ESTABLISH OR MAINTAIN RELATIONSHIPS WITH QUALIFIED PROVIDERS

         We do not create the content for our Web destination; we acquire it from others. Most of our arrangements for the provision of content are not exclusive and are short-term or may be terminated at the convenience of either party. If these relationships terminate or our content providers are not able to adequately perform their obligations, and we are not able to replace them, we could lose our users and our ability to attract advertisers could be adversely affected. This could have a material adverse effect on our results of operations. In addition, we cannot assure you that our existing relationships with our content providers will result in:

         -        sustained business partnerships;

         -        popular content offerings;

         -        significant traffic on our Web destination; or

         - significant revenues for us, or that we will be able to enter into relationships with additional content providers.

OUR INDUSTRIES FACE INTENSE COMPETITION, WHICH MAY ADVERSELY AFFECT OUR REVENUES, PROFITABILITY AND PLANNED BUSINESS EXPANSION

         We face competition from many competitors, and we expect to face competition from additional potential competitors, with:

         - significantly greater technical, financial, sales and marketing resources;

         -        larger customer bases, longer operating histories;

         -        greater name recognition; and

         - more established relationships with music label companies, cable partners, advertisers, content and application providers and/or other strategic partners than we have.

COMPETITION IN THE MUSIC DISTRIBUTION BUSINESS. The music distribution business in Taiwan is fragmented and consists of music store chains, including the two music store chains we acquired in 2002, and many mid- to small-size music stores and distribution channels. We also compete with music distribution channels that employ modern technology, such as online download and streaming, which enjoy lower inventory and distribution costs. In addition, the prevalent practice of physical and virtual piracy in Taiwan presents a continuing threat to the growth of the music distribution industry in Taiwan. Further, some of our competitors have exclusive distribution arrangements with music label companies and the operation of these arrangements prevent us from distributing certain popular music products. Our principal competitors in this industry include Asia Record, Guan Nan Record and Carrefour.

COMPETITION IN THE INTERNET ACCESS BUSINESS. Our competitors in the cable-based Internet access market are companies that have developed their own cable-based services and market those services to cable operators. Our principal competitors in this category include Eastern Multimedia Group, SeedNet and Taiwan Broadband. We also compete with other cable-based data service providers that are seeking to contract with cable operators to bring their services into geographic areas that are not covered by an exclusive relationship between our company and our cable partners. Our competitors also include fixed-line service providers in Taiwan that offer asymmetrical digital subscriber line, or ADSL, broadband services, including Chunghwa Telecom's HiNet, the current market leader. In addition, we face competition from other cable modem service providers for partnerships with cable operators and from providers of other types of data and Internet services for users.

         We also compete with other broadband technologies, including integrated services digital network, wireless and satellite data services. In addition, EraNet and AsiaCast have begun to offer satellite Internet access services in Taiwan. We also compete with traditional narrowband Internet service providers, which provide basic Internet access to residential and commercial users and businesses, generally using existing telephone networks. While not offering the advantages of broadband Internet access, these services are widely available and less expensive. Moreover, competitors with high-speed telecommunications technologies are offering diversified packages of telecommunications services, including Internet access, and could bundle these services together, putting us at a competitive disadvantage. Widespread commercial acceptance of any of these competing technologies or competitors' products could significantly reduce the potential customer base for our services, which could have a material adverse effect on our business, financial condition and results of operations. See Item
4. " Information on the Company--B. Business Overview--Competition".

         Due to this intense competition, there may be a limited market opportunity for our broadband access services. We cannot assure you that we will be successful in achieving widespread acceptance of our services before our competitors offer services similar to our current or prospective offerings, which might preclude or delay purchasing decisions by potential subscribers.

COMPETITION IN THE CONTENT BUSINESS. The markets for Internet content are extremely competitive and we expect that competition will intensify in the future. We compete with content aggregators and portals. Our competition with respect to user traffic, ease of use and functionality include:

         - Chinese language-based Web portals and destinations such as Yahoo!Kimo, China.com, Sina.com, Chinatimes, Yam, HiNet, and Sohu;

         - English language-based Web search and retrieval companies such as Terra Lycos, Yahoo! and Microsoft Network; and

         - retrieval services and products offered by companies such as AltaVista, HotWired Venture's and Inktomi's HotBot, OpenText and Openfind.

         In the future, we may encounter competition from Internet service providers, Web site operators and Web browser software providers, such as Netscape or Microsoft, that incorporate search and retrieval features into their offerings. Our competitors may develop Web search and retrieval services that are equal or superior to those we offer our users and may achieve greater market acceptance than our offerings in the area of performance, ease of use and functionality.

OUR CONTROLLING SHAREHOLDER HAS SIGNIFICANT INFLUENCE IN DETERMINING THE OUTCOME OF ANY CORPORATE TRANSACTION OR OTHER MATTERS SUBMITTED TO THE SHAREHOLDERS FOR APPROVAL, AND THEIR INTERESTS MAY CONFLICT WITH YOUR INTERESTS

         The Koos Group currently beneficially owns approximately 55.6% of our outstanding shares. Accordingly, the Koos Group has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of the Koos Group may differ from or conflict with your interests.

ONE OF OUR DIRECTORS IS ALSO A DIRECTOR OF ONE OF OUR COMPETITORS, AND CONFLICT OF INTERESTS MAY ARISE

         Taiwan Cement Corporation, a member of the Koos Group, has an approximate 20% equity interest in AsiaCast, which provides broadband Internet access services over satellites. Leslie Koo, one of our directors, is a director of Taiwan Cement and AsiaCast. Under Singapore law, Leslie Koo, as a director of our company, may not provide AsiaCast with non-public information of our company. In addition, under Singapore law, he owes a fiduciary duty to our company and is required to act in the best interest of our company.

OUR AGREEMENT TO USE MICROSOFT AS OUR DEFAULT PROVIDER OF TECHNOLOGY, PRODUCTS AND APPLICATIONS MAY RESULT IN PRODUCT OR SERVICE DEVELOPMENT DELAYS OR PREVENT US FROM FORMING STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES

         We elected to enter into a Business Co-Operation Agreement with Microsoft in November 1999. Under this agreement, we are required to use Microsoft as our default provider of technology, products and applications, provided that the relevant Microsoft technology, products or applications satisfy general industry standards. We may seek alternative manufacturers or vendors only if Microsoft fails to submit an acceptable proposal within 60 days of our request and if Microsoft fails to deliver to us an acceptable alternative solution within 60 days after we notify Microsoft of its failure to submit the proposal. All of our purchases of technology, products or applications from Microsoft are to be on commercially reasonable terms and conditions. We cannot provide any assurance that technology, products or applications available from Microsoft will always satisfy our product or service development requirements. In addition, we may not always agree with Microsoft regarding the acceptability of a particular proposal. Our obligations under the Business Co-Operation Agreement may delay our ability to purchase products, technology or applications from our desired providers for 120 days. Microsoft's rights as our default provider may also deter other leading content providers and market leaders in the Internet industry from forming strategic relationships with us.

OUR RELATIONSHIP WITH OUR MAJOR SHAREHOLDERS MAY NOT BENEFIT US IN THE FUTURE, AND THE EXPECTED BENEFITS TO BE DERIVED FROM OUR AFFILIATIONS WITH OUR MAJOR SHAREHOLDERS MAY NEVER MATERIALIZE

         We have entered into alliances with several members of the Koos Group. These alliances have enabled us to obtain services relating to our access and content businesses. We expect to enter into additional alliances with members of the Koos Group in the future as we expand our operations. However, we cannot assure you that we will succeed in entering into such alliances or that the alliances with the Koos Group's members will be beneficial to us.

         We have also entered into a strategic alliance with Microsoft, one of our principal shareholders. This alliance is intended to give us access to the latest Internet technologies and products, to distribute our content through Microsoft Network and to provide us with significant co-development opportunities with respect to Internet-based services and applications. We cannot assure you that our alliance with Microsoft will be sustained or prove beneficial for our business or results of operations. If Microsoft decides to terminate its relationship with our company, we may not be able to obtain equivalent technologies on terms acceptable to us.

OUR TRANSACTIONS WITH AFFILIATES MAY NOT BENEFIT US AND MAY HARM OUR COMPANY

         We have entered into several transactions with our affiliates. Our policy is that transactions with affiliates are to be conducted on an arm's-length basis and on terms substantially as favorable to us as with non-affiliates. However, we cannot assure you that all our future transactions with affiliates will be beneficial to us.

         12 out of our 20 cable partners are members of the Koos Group cable television network, a member of the Koos Group, our controlling shareholder. We cannot assure you that future transactions between our company and those related cable partners will be on arm's-length terms, or that we could not have obtained more favorable terms in negotiations with independent third parties. See Item 7. "Major Shareholders and Related Party Transactions--Related Party Transactions".

WE MAY NOT BE ABLE TO DEVELOP THE GIGAMEDIA BRAND AND ATTRACT USERS TO USE OUR SERVICES, WHICH MAY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Maintaining the GigaMedia brand is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of broadband Internet Web sites in Taiwan grows. In order to attract and retain our users, we intend to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing the GigaMedia brand will also depend on our success in providing high-quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our Web destination do not perceive our services to be of high quality, the value of the GigaMedia brand could be diminished. This could have a material and adverse effect on our business, financial condition and results of operations.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS

         The development of our business may require significant additional capital in the future to:

         -        fund our operations;

         - finance the substantial investments in equipment and corporate infrastructure needed for our growth;

         - enhance and expand the range of products and services we offer;

         -        enhance and expand our music distribution business; and

         - respond to competitive pressures and perceived opportunities, such as investment, acquisition and international expansion activities.

         To date, our cash flow from operations has been insufficient to cover our expenses and capital needs. For 2002, cash used in operating activities totaled approximately NT$5,279 thousand (US$153 thousand). We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Moreover, even if we are able to continue our operations, any failure to obtain additional financing could have a material and adverse effect on our business, financial condition and results of operations and we may need to delay the deployment of our services. See Item 5. "Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources".

IF WE FAIL TO MANAGE OUR GROWTH, OUR BUSINESS MIGHT BE HARMED

         To manage our growth, we must continue to:

         - implement and improve our operational, financial and management information systems and our operational facilities;

         -        enhance our distribution efficiency;

         -        hire, train and retain additional qualified personnel;

         -        expand and upgrade core technologies; and

         - effectively manage our relationships with our subscribers, suppliers and other third parties.

         Our growth could place a significant strain on our services and support operations, sales and administrative personnel, and other resources. We could also experience difficulties in meeting demand for our products and services. Additionally, if we are unable to provide training and support for our products and services, the implementation process will be longer and customer satisfaction may be lower. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that our management will be capable of exploiting fully the market for our products and services. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OUR KEY PERSONNEL AND WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING SKILLED EMPLOYEES

         Our future success depends on the continued service of our key personnel. We do not carry key person insurance on most of our personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. Although we have employment contracts with our executive officers and other senior officers, none of our key personnel is bound by a non-competition agreement. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Competition for qualified employees in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. From time to time we have experienced, and we expect to continue to experience, difficulty in hiring highly skilled employees.

WE MAY BE SUBJECT TO CLAIMS BASED ON THE CONTENT WE PROVIDE, INCLUDING COPYRIGHT OR TRADEMARK INFRINGEMENT AND OTHER SIMILAR CLAIMS

         Part of our business involves supplying information to users over the cable systems of our cable partners. Accordingly, we face the same types of risks that apply to all businesses that publish or distribute information, such as potential liability for copyright or trademark infringement and other similar claims. A number of third parties have claimed that they hold patents covering various forms of online transactions or online technologies. In addition, our errors and omissions and liability insurance may not cover potential patent or copyright infringement claims and may not adequately indemnify us for any liability that may be imposed.

         In addition, we may be held liable for our content under law and regulations covering the issues of national security, public safety, privacy and defamation. The law in Taiwan requires that a telecommunications service provider, including an Internet service provider like our company, take all proper and necessary measures to safeguard the privacy of its users. The law in Taiwan relating to information transmitted over the Internet generally places liability for obscene or defamatory content or content in violation of public order or national security on original authors and not the companies providing Internet services, unless a company is involved in the preparation of the information or provides a forum to display such information that it knows or has reason to know to be obscene or defamatory or against public order or national security. We, however, cannot assure you that the relevant law in Taiwan would not be interpreted differently against our company or that any new law or regulation that broadens our liabilities would not be implemented in the future. In that event, our business, financial condition and results of operations could be adversely affected.

WE MAY BE SUBJECT TO CLAIMS BASED ON PRODUCTS SOLD ON OUR NETWORK, INCLUDING PRODUCT LIABILITY AND PERSONAL INJURY CLAIMS

         We have entered into arrangements to offer third-party products and services on our network. These arrangements may subject us to additional claims, including product liability or personal injury from the products and services, even if we do not ourselves provide the products or services. These claims may require us to incur significant expenses in their defense or satisfaction. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

         Our insurance policies do not cover potential product liability and personal injury claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations or could result in the imposition of criminal penalties. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

                       RISKS RELATING TO OUR TECHNOLOGIES

OUR SUCCESS IN ATTRACTING AND RETAINING SUBSCRIBERS WILL DEPEND ON OUR ABILITY TO INCREASE THE CAPACITY AND MAINTAIN THE SPEED OF OUR NETWORK, WHICH MAY VARY

         We face risks related to our ability to increase the transmission capacity of our network to meet expected subscriber levels while maintaining superior performance. While peak downstream data transmission speeds across the cable infrastructure approach 10 Mbps in each 6 MHz channel, actual downstream data transmission speeds are likely to be significantly slower, depending on a variety of factors, including the type and location of content, Internet traffic, the number of active subscribers on a given cable network node, the number of 6 MHz channels allocated to our company by our cable partners, the capabilities of the cable modems used and the service quality of the cable partners' facilities. The actual data transmission speed that a subscriber realizes also will depend on the subscriber's hardware, operating system and software configurations. We cannot assure you that we will be able to achieve or maintain a speed of data transmission sufficiently high to enable us to attract and retain our planned number of subscribers, especially as the number of subscribers grows. Because subscribers will share the available capacity on a cable network node, we may underestimate the capacity we need to provide in order to maintain peak transmission speeds. A perceived or actual failure to achieve or maintain sufficiently high speed data transmission could significantly reduce subscriber demand for our services and have a material adverse effect on our business and financial condition.

WE DEPEND ON A DATA TRANSMISSION INFRASTRUCTURE LARGELY MAINTAINED BY THIRD PARTIES OR SUBJECT TO DISRUPTION BY EVENTS OUTSIDE OUR CONTROL

         Our success will depend upon the capacity, reliability and security of the infrastructure used to carry data between our subscribers and the Internet. A significant portion of that infrastructure is owned by third parties. Accordingly, we have no control over its quality and maintenance. For example, we rely on our cable partners to maintain their cable infrastructures. We also rely on other third parties to provide a connection from the cable infrastructure to the Internet. For ADSL services, we rely on Chunghwa Telecom to provide connections. Currently, we lease our telecommunications backbone from Chunghwa Telecom and from KG Telecom to support the exchange of traffic between our data servers, which are computers on a network that store information, the cable infrastructure and the Internet.

         We are dependent on Hewlett-Packard Company for network management software, Hewlett-Packard Company and Compaq Computer Corporation for systems management software to operate regional data centers remotely and Microsoft Corporation for advanced database management software, server and browser software. Although we believe that there are alternative suppliers for each of these equipment and technologies, it could take a significant period of time to substitute their equipment and technologies. The loss of any of our relationships with these suppliers could have a material adverse effect on our business, financial condition and results of operations.

OUR OPERATIONS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER EVENTS, WHICH CAN INTERRUPT OUR SERVICES

         Our online business operations depend on our ability to avoid damages from fires, earthquakes, floods, power losses, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of any of these events could interrupt our services. For instance, our operations were interrupted for approximately 30 hours by a flood in Taipei in 2001. Critical services were restored within two days. In addition, in Taichung, a city located in central Taiwan, our operations were interrupted for approximately two weeks because of an earthquake in September 1999. We cannot recover any of the damages we incurred during such interruption because we do not carry any business interruption insurance. The failure of the Internet backbone, our servers, or any other link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations could have a material adverse effect on our business and financial results.

OUR ONLINE BUSINESS NETWORK MAY BE VULNERABLE TO SECURITY RISKS, WHICH MAY MAKE OUR SERVICES LESS ATTRACTIVE AND RELIABLE

         Despite our implementation of industry-standard security measures, our or our cable partners' networks or those of Chunghwa Telecom may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet and online service providers in the past have experienced, and in the future may experience, interruptions in service as a result of the accidental or intentional actions of Internet users. Moreover, we have no control over the security measures that our cable partners and subscribers adopt. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems maintained by us and our subscribers. These events may result in liability to us or harm to our subscribers. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our subscribers, which could have a material adverse effect on our business and financial results. In addition, the threat of these and other security risks may deter potential subscribers from purchasing our services, which could have a material adverse effect on our business, financial condition and results of operations.

OUR ONLINE BUSINESS IS DEPENDENT ON LICENSED TECHNOLOGY, AND WE MAY BE UNABLE TO OBTAIN OR MAINTAIN DESIRABLE LICENSED TECHNOLOGY

         With respect to our online business, we currently own and also license technology from third parties. We have licensed a number of software from Microsoft Corporation and Portal Information Network, Inc. for our service, content publishing and billing operations. As we continue to introduce new services that require new technology, we anticipate that we may need to license additional third-party technology. We cannot provide any assurance that these technology licenses will be available to us on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, we may inadvertently breach the technology rights of others and face liabilities for such breach. Our inability to obtain any of these technology licenses or inadvertent breach of others' technology rights could delay or compromise the introduction of new services and could materially and adversely affect our business and financial condition.

WE ARE EXPERIENCING BACKLOGS IN ESTABLISHING DIGITAL SUBSCRIBER LINE, OR DSL, LEASED LINE SERVICES FOR POTENTIAL CUSTOMERS DUE TO LIMITED AVAILABILITY OF ADSL SWITCH PORTS FROM CHUNGHWA TELECOM, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND REVENUES

         Our DSL leased line service business is currently dependent on the availability of ADSL switch ports offered by Chunghwa Telecom. These switched ports allow subscribers to connect to the Internet via Chunghwa Telecom's network. Due to high levels of current demand for such services, a significant portion of our potential DSL customers are currently required to wait approximately 7 days for Chunghwa Telecom to make these ports available before they can begin subscribing to our DSL leased line service. If this delay causes us to lose potential customers or inhibits our ability to attract new customers, our DSL leased line business may suffer and our revenues may be adversely affected.

                        RISKS RELATING TO OUR INDUSTRIES

THE INTERNET ACCESS SERVICE MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES, AND OUR TECHNOLOGIES MAY NOT BE POPULAR AND MAY BECOME OBSOLETE

         The market for our Internet access services is characterized by rapid technological advances, evolving industry standards, changes in user requirements and frequent new service introductions and enhancements. For example, a number of broadband technologies, such as ADSL services, have demonstrated competing technological advantages against our broadband Internet access services and may become more popular products with our subscribers in the future. If technologies or standards applicable to our services become obsolete or fail to gain widespread consumer acceptance, then our business and financial results will be materially and adversely affected.

         We have acquired headend, cable modem and other related capital equipment. The technology underlying that equipment is continuing to evolve. It is possible that the equipment we acquire could become obsolete prior to the time we would otherwise intend to replace it, which could have a material adverse effect on our business, financial condition and results of operations.

THE INTERNET MARKET IN TAIWAN IS A DEVELOPING MARKET, AND SERVICES WE ARE OFFERING OR INTEND TO OFFER MAY NOT BE WIDELY ACCEPTED IN TAIWAN, WHICH WOULD ADVERSELY AFFECT OUR FUTURE REVENUES AND BUSINESS EXPANSION

         The market for Internet services in Taiwan is still under development. Our future results of operations from access services will depend substantially upon the increased use of the Internet in Taiwan for information, publication, entertainment, distribution and commerce. Despite growing interest in the commercial possibilities for the Internet, businesses and consumers in Taiwan may be deterred from purchasing Internet access services for the following reasons:

         -        inconsistent quality of service;

         -        lack of availability of cost-effective service;

         -        a limited number of local access points for corporate users;

         - the need to deal with multiple and frequently incompatible vendors; and

         -        a lack of tools to simplify Internet access and use.

         The adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires understanding and acceptance of a new way of conducting business and exchanging information.

         Critical issues concerning the commercial use of the Internet in Taiwan such as security, reliability, cost, ease of deployment, administration and quality of service may affect the adoption of the Internet to solve business needs. For example, the cost of access may prevent many potential users in Taiwan from using the Internet. In addition, consumers will have to be confident that adequate security measures will prevent fraud and protect electronic sale transactions conducted over the Internet.

THE TELECOMMUNICATIONS INFRASTRUCTURE IN TAIWAN, WHICH IS NOT AS WELL-DEVELOPED AS IN THE UNITED STATES OR EUROPE, MAY LIMIT THE GROWTH OF THE INTERNET AND ADVERSELY AFFECT OUR BUSINESS

         Access to the Internet requires a relatively advanced telecommunications infrastructure. The telecommunications infrastructure in Taiwan is not as well-developed as in the United States or Europe. The quality and continued development of the telecommunications infrastructure in Taiwan will have a substantial impact on our ability to deliver our services and on the market acceptance of the Internet in Taiwan in general. If further improvements to the telecommunications infrastructure are not made, the Internet will not gain broad market acceptance in Taiwan. If access to the Internet in Taiwan does not continue to grow or grows more slowly than we anticipate, our business, financial condition and results of operations will be materially and adversely affected.

                    POLITICAL, ECONOMIC AND REGULATORY RISKS

         OUR BUSINESS MAY BE HARMED, AND OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED, BY CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS RESULTING FROM THE TERRORIST ACTIVITIES, POLITICAL UNREST AND MILITARY ACTIONS THAT TAKE PLACE OUTSIDE TAIWAN

         We are exposed to the risks of political unrest, war, acts of terrorism and other instability, which can result in disruption to our business or the business of our customers. The following recent events illustrate these risks:

         - On September 11, 2001, terrorist attacks on the United States caused significant loss of life and property damage and disruptions in the U.S. market and in global markets.

         - The recent announcement of withdrawal by North Korea from the Nuclear Non-Proliferation Treaty and a series of steps taken by North Korea to escalate the dispute with the United States, including restarting a small reactor, test-firing short-range missiles and threatening to test-fire a ballistic missile, has raised international tensions.

         - Diplomatic and financial responses to the war between Iraq and the United States and its allies are still being formulated, and any of such responses could materially and adversely affect us in ways we cannot predict at this time.

         Occurrence of any similar activity in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations.

THERE ARE ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN TAIWAN, PARTICULARLY DUE TO THE TENSE RELATIONSHIP BETWEEN TAIWAN AND CHINA

         Our principal executive offices and our operations are located in Taiwan and all of our net revenues are derived from customers in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The People's Republic of China, or the PRC, asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if any foreign power interferes in Taiwan's affairs. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our business and the market price and the liquidity of our shares.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES AFFECTING THE INTERNET, WHICH COULD INCREASE OUR COSTS OF DOING BUSINESS AND PREVENT US FROM DELIVERING OUR PRODUCTS AND SERVICES OVER THE INTERNET

         To date, governmental regulations in Taiwan have not materially restricted use of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed by these regulations. This could delay growth in demand for our network and limit the growth of our revenues.

         In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues that include:

         -        sales and other taxes;

         -        user privacy;

         -        pricing controls;

         -        characteristics and quality of products and services;

         -        consumer protection;

         -        antitrust and fair trade;

         -        cross-border commerce;

         -        libel and defamation;

         -        copyright, trademark and patent infringement;

         -        national security and public safety;

         -        pornography; and

         - other claims based on the nature and content of Internet materials.

WE MAY BE SUBJECT TO HEIGHTENED SCRUTINY BY TAIWAN'S FAIR TRADE COMMISSION DUE TO OUR CONTROL OF OVER 50% OF THE RECORDED MUSIC DISTRIBUTION MARKET IN TAIWAN, WHICH COULD RESULT IN NEW REGULATIONS THAT MAY NEGATIVELY IMPACT OUR RESULTS OF OPERATION

         Since we hold a majority market share of Taiwan's recorded music distribution market, we may be deemed a monopoly by Taiwan's Fair Trade Commission. This could result in heightened scrutiny of our music distribution operations and regulations. Any existing or new regulations that govern the activities of a monopoly could restrict the scope of our music distribution business, which could negatively impact our financial condition and results of operations.

CURRENCY FLUCTUATIONS BETWEEN NEW TAIWAN DOLLARS AND U.S. DOLLARS COULD INCREASE OUR COSTS RELATIVE TO OUR REVENUES, WHICH COULD ADVERSELY AFFECT OUR PROFITABILITY

         Historically, all of our revenues and a majority of our expenses and liabilities have been denominated in New Taiwan dollars, the currency of Taiwan. We also generate expenses and liabilities in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future. If we do so in the future, these agreements and instruments may not help us to hedge our exchange rate risks.

ANY FUTURE OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME, OR SARS MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

         Since March 2003, several economies in Asia, including China, Hong Kong, Singapore and Taiwan, have been affected by the outbreak of SARS, a highly contagious form of atypical pneumonia. SARS has caused damage to the trade and tourism industries as well as to the economies and financial markets of the affected countries, including Taiwan. So far the SARS outbreak has not had a significant negative impact on our operating results. Any economic downturn as a result of any future SARS outbreak may have an adverse effect on consumer confidence, and may in turn result in a decrease in the demand for our products and services, which would adversely and materially affect our business and results of operations.

                          RISKS RELATING TO OUR SHARES

WE BELIEVE THAT WE WERE A PASSIVE FOREIGN INVESTMENT COMPANY FOR THE TAXABLE YEAR 2002 AND ARE LIKELY TO BE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR THE TAXABLE YEAR 2003. AS A RESULT, YOU MAY BE SUBJECT TO MATERIALLY ADVERSE TAX CONSEQUENCES WITH RESPECT TO OUR SHARES

         Based on the composition of our assets and the nature of our income, we believe that for U.S. federal income tax purposes we were a passive foreign investment company for the taxable year 2002 and are likely to be treated as a passive foreign investment company for the taxable year 2003 unless the market value of our shares increases significantly or we make substantial active investments, or both, during the taxable year 2003. We have limited control over the market value of our shares and do not currently have plans to make significant active investments. If you are a U.S. person holding our shares, because we are a passive foreign investment company, you will be subject to special U.S. federal income tax rules that may have materially adverse tax consequences and will require annual reporting. See Item 10. "Additional Information - E. Taxation - United States Federal Income Tax Considerations For U.S. Holders - Passive Foreign Investment Company Rules".

WE DEPEND ON DIVIDENDS FROM OUR SUBSIDIARY IN TAIWAN TO MEET OUR CASH NEEDS, AND OUR SUBSIDIARY'S ABILITY TO DISTRIBUTE DIVIDENDS TO US MAY BE SUBJECT TO RESTRICTIONS UNDER SINGAPORE AND TAIWAN LAWS

         We are a holding company, and our primary assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin Gigamedia, Rose Records and Tachung Records. Accordingly, our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by these subsidiaries in Taiwan. The distribution of dividends from these subsidiaries in Taiwan to us is subject to restrictions imposed by Taiwan and Singapore corporate and tax regulations, which are more fully described in Item
5. "Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources -- Dividends from Our Subsidiaries in Taiwan". In addition, although there are currently no foreign exchange control regulations, which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

WE ARE A SINGAPORE COMPANY, AND BECAUSE THE RIGHTS OF SHAREHOLDERS UNDER SINGAPORE LAW DIFFER FROM THOSE UNDER U.S. LAW, YOU MAY HAVE DIFFICULTY PROTECTING YOUR SHAREHOLDER RIGHTS

         Our corporate affairs are governed by our memorandum and articles of association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States and, therefore, our shareholders may have more difficulty protecting their interests in connection with actions by the management, members of our board of directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

THERE ARE ANTI-TAKEOVER PROVISIONS UNDER THE SINGAPORE COMPANIES ACT THAT MAY DELAY, DETER OR PREVENT A FUTURE TAKEOVER OR CHANGE OF CONTROL OF OUR COMPANY, WHICH MAY ADVERSELY AFFECT THE PRICE OF OUR SHARES

         There are provisions under the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our company. Anyone acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares. A person holding between 25% and 50% of our voting shares, either on his own or together with parties acting in concert with him, must also make a takeover offer if that person acquires additional voting shares in excess of 3% of the total number of voting shares in any 12-month period. These provisions may discourage or prevent transactions that involve an actual or threatened change of control of our company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.

YOU MAY BE SUBJECT TO SINGAPORE TAXES

         You should consult your tax advisors concerning the overall tax consequences of acquiring, owning or selling the shares. Singapore tax law may differ from the tax laws of other jurisdictions, including the United States.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF OUR COMPANY

         Our legal and commercial name is GigaMedia Limited. We were incorporated in Singapore in September 1999. Our principal executive offices are located at 122 TunHua North Road, Taipei, Taiwan, and our telephone number is
(886) 2-8770-7966. Our website address is: www.giga.net.tw.

         We are a holding company and, prior to the finalization of our acquisition of Taiwan's two leading music store chains in February and September of 2002, respectively, all our operations were conducted primarily through our wholly owned subsidiary, Hoshin Gigamedia Center Inc., or Hoshin Gigamedia. Hoshin Gigamedia commenced operations in October 1997 and was incorporated in October 1998 in Taiwan. Hoshin Gigamedia, as an unlisted Taiwanese company, could not publicly offer its shares to investors outside of Taiwan. To enable us to offer our shares to international investors, we were incorporated in Singapore in September 1999 and acquired 100% of Hoshin Gigamedia in November 1999.

         We completed the initial public offering of our shares on February 24, 2000. Our shares trade on the Nasdaq National Market under the symbol "GIGM". We are the first Internet company based in Taiwan to list on Nasdaq.

         In February and September of 2002, we finalized agreements to acquire Rose Records (formerly described as Point Records Co., Ltd.) and Tachung Records (formerly described as Music King Co., Ltd.), Taiwan's two largest music store chains, respectively, with a view to expanding our business to offline entertainment services.

B.       BUSINESS OVERVIEW

         We are a holding company and through several subsidiaries distribute recorded music and provide broadband Internet access services and online entertainment services in Taiwan. Our core offline music business is operated through our subsidiary G-Music Limited, or G-Music, which controls Taiwan's two largest music store chains. Our online broadband businesses are operated through our subsidiary Hoshin GigaMedia, and Hoshin GigaMedia's subsidiary Koos Broadband Telecom Limited, or KBT, which are focused on consumer and corporate users, respectively.

         Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired Taiwan's two largest music store chains, Rose Records and Tachung Records, in 2002, we became a diversified provider of entertainment services and Internet access services in Taiwan. Our online/offline business model provides us with multiple distribution channels. We believe this business model will provide us deep customer relationships and the ability to meet future market demand as technology drives new media and entertainment industry change.

         Offline, we operate Taiwan's two largest music store chains, Rose Records and Tachung Records, through our subsidiary G-Music. These two music store chains together hold approximately 50% market share in recorded music business in Taiwan. The two music store chains had consolidated revenues, post acquisition, in 2002 of approximately NT$1.9 billion (US$54.5 million). We intend to establish a dominant offline market position designed to leverage the strength of GigaMedia's online business in new areas, generate improved revenue growth and accelerate profitability.

         Online, we operate a leading broadband ISP via our subsidiary Hoshin GigaMedia, which provides Internet access service and broadband content with multiple delivery technologies. Our access products consist of premium cable modem and ADSL offerings, giving us the ability to deliver superior broadband connections island-wide. Our cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 20 cable system partners, our cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, we offer interactive Chinese-language multimedia Web sites through our Web destination http://www.gigigaga.com.

         In addition, another subsidiary of our company, Koos Broadband Telecom Limited, or KBT, provides broadband service exclusively to corporate customers.

         Our strategic investors include the Koos Group, a major conglomerate in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

OUR PRODUCTS AND SERVICES

         We provide both offline and online products and services. Offline, we sell primarily recorded music through Rose Records and Tachung Records, Taiwan's two leading music distribution chains. Online, we provide two types of Internet access services through our cable-based broadband network and ADSL devices, respectively. In addition, we provide content and other online services through our Web destination.

OFFLINE - MUSIC DISTRIBUTION SERVICES AND ENTERTAINMENT PRODUCTS

         In 2002, we acquired, through GigaMedia's approximately 58%-owned subsidiary G-Music, 100% of Taiwan's two leading music store chains, Rose Records and Tachung Records. Rose Records operates 35 stores located throughout Taiwan, while Tachung Records operates 15 stores in Taiwan. Stores are evenly distributed from north to south throughout Taiwan, with approximately 377 total employees, including 335 store employees and 42 office employees. We plan to open three additional stores within the next 3-6 months. Together, the two music store chains hold a dominant market position and had combined sales, post acquisition, of approximately NT$1.9 billion in 2002. Our strong market position enables us to leverage relationships with large international music labels, and we expect to be able to reduce our acquisition costs in 2003 on a per unit basis because of this factor. Results of Rose Records and Tachung Records are consolidated from the respective closing dates of each transaction.

         Our two music store chains currently sell mostly recorded music CDs. In addition, our music store chains also offer audio cassette products, music video (including VCD, DVD and pre-recorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). We carry approximately 148 different labels in the music stores. The recorded music market and the traditional recorded music industry in which these companies operate have experienced a period of relative decline from 1998 through 2002, primarily due to physical piracy, CD burning/ripping, and peer-to-peer, or P2P, applications enabling illegal downloads. However, the market is expected to recover as Taiwan entered the World Trade Organization on January 1, 2002 and may take more aggressive actions against physical and virtual piracy, which was estimated to account for over 50% of total music consumption in Taiwan in 2001. Although total market revenue for recorded music CDs in Taiwan declined from 1998 to 2002, the combined market share of these two leading chains increased from an estimated 40% in 2001 to approximately 45% at the time of acquisition in 2002, leaving the third largest player with less than approximately 5% market share.

         In addition to revenues from CD sales, our music store chains also receive marketing/sales promotional revenue from record companies. Record companies typically allocate a portion of their album marketing budgets as "marketing/sales promotional revenues" to music stores in return for prominent in-store placement of CDs and posters. Rose Records and Tachung Records received a total amount of NT$30.4 million of such revenues, post acquisition, in 2002.

         G-Music is seeking alliances within the entertainment industry, including partnerships with online gaming companies and KTV companies, to enhance channel effectiveness and diversify revenues by cross-selling high margin gaming and KTV products in G-Music stores. We therefore expect to diversify G-Music revenues going forward. We also expect G-Music to team up with Videoland, a Koos Group media affiliate, as its media partner going forward.

         G-Music also plans to evaluate the possibility of entering the mainland China market by seeking alliances with local partners.

ONLINE - INTERNET ACCESS SERVICES

         We provide Internet access services through cable modems and ADSL devices.

         ACCESS SERVICES OFFERINGS

         CABLE MODEMS. We offer our cable modem-based broadband subscribers Internet access at transmission speeds of up to 10 Mbps, compared to 56 Kbps for standard dial-up access. Our cable modem-based broadband access services allow subscribers to more efficiently use (1) bandwidth-intensive multimedia applications, such as interactive games, high-quality audio and distance learning, and (2) electronic commerce applications, such as retailing, financial services and online software distribution.

         Our one-way cable Internet access services, with download at 1.5Mbps and upload at 56Kbps, are available to Internet users on either a monthly flat rate or a metered rate.

         Our premium two-way package, targeting heavy Internet users, has speeds of up to 6 Mbps download and 256 Kbps upload. A mid-tier package features up to 1.5Mbps download. Our basic two-way package offers the "always-on" feature and has up to 128Kbps of download transmission speed. The basic two-way package taps into light to intermediary Internet users and is expected to increase our market share in the two-way access market.

         ADSL. GigaMedia's ADSL services also offer different levels of performance from 1.5Mbps download with 384 Kbps upload; to 768 Kbps download with 128 Kbps upload; to 512Kbps download with 512Kbps upload; and 512 Kbps download with 64 Kbps upload. The high performance of our products is designed to better support file sharing, video and other broadband Internet applications. We were the first and remain the only company in Taiwan to offer ADSL services with a standard fixed IP feature, which enables users to build their own multimedia Web sites, participate in online meetings, set up servers and utilize voice-over-IP. As of December 31, 2002, we had 73,573 ADSL customers, as compared to 59,018 ADSL customers as at December 31, 2001.

         MARKETS OF ACCESS SERVICES

         RESIDENTIAL ACCESS SERVICES. We receive access fees from residential subscribers of our broadband Internet access services. As part of our revenue sharing arrangements with our cable partners with respect to each subscriber's monthly access fee, we keep NT$300 of the fee and generally 55% to 65% of any amount in excess of NT$300. We recognize our access revenues net of payments to our cable partners.

         Our 2-way cable broadband service packages are offered at NT$1,199 for premium service; NT$850 for a mid-tier package; and NT$699 for basic service. We also offer selected subscribers discounts on their monthly access fees and quarterly payment options to further promote our access services. We recognize our revenue from access fees net of split with cable partners and these discounts. We expect to continue to offer periods of free services and discount promotions in 2003.

         During 2002, we offered our broadband subscribers two types of subscription packages for 1-way cable modem access (1) a flat rate at NT$599 per month and (2) a metered rate at NT$299 for 30 free hours plus NT$0.25 per minute passing the 30 hour mark, or a metered rate at NT$50 for 100 free minutes plus NT$0.5 per minute passing the 100 minute mark. Going forward, our product mix may change in response to market dynamics.

         As more fully described below, we offered seven ADSL service options in 2002, increasing from five service options in 2001, which from time to time have been revised for promotion purposes, including providing subscribers periods of free Internet access service. Unlike our cable access fees, our ADSL access revenues are not shared.

         - The first package (1.5Mbps download and 1 fixed IP) is priced at NT$1,598 per month, with users paying NT$699 to us and an NT$899 circuit fee to Chunghwa Telecom.

         - The second package (768Kbps download and 1 fixed IP) is priced at NT$1,199 per month, with users paying NT$399 to us and an NT$800 circuit fee to Chunghwa Telecom.

         - The third package (512Kbps download and 1 fixed IP) is priced at NT$894 per month, with users paying NT$299 to us and an NT$595 circuit fee to Chunghwa Telecom.

         - The fourth package (1.5Mbps download and 8 fixed IPs) is priced at NT$1,294 per month, with users paying NT$599 to us and an NT$695 circuit fee to Chunghwa Telecom.

         - The fifth package (1.5Mbps download and 8 fixed IPs) is priced at NT$7,299 per month, with users paying NT$6,400 to us and an NT$899 circuit fee to Chunghwa Telecom.

         - The sixth package (768Kbps download and 8 fixed IPs) is priced at NT$3,000 per month, with users paying NT$2,200 to us and an NT$800 circuit fee to Chunghwa Telecom.

         - The seventh package (512Kbps download ad 8 fixed IPs) is priced at NT$2,399 per month, with users paying NT$1,500 to us and an NT$899 circuit fee to Chunghwa Telecom.

         The number of subscribers of our Internet access services declined during 2002. The table below sets forth the number of our subscribers on the dates specified. Despite the declines in our subscribers in 2002, our access revenues increased by 64% for 2002 as compared to that for 2001, primarily due to more subscribers using higher specification products. We do not expect to see significant growth in our subscriber base going forward.

-------------------------------------------------------------
  Date                   Number of Subscribers
-------------------------------------------------------------
              1999         2000          2001           2002
-------------------------------------------------------------
31-Mar         369        18,630        70,437        128,946
-------------------------------------------------------------
30-Jun         687        31,489        82,200        124,919
-------------------------------------------------------------
30-Sep       5,294        47,861        99,109        112,242
-------------------------------------------------------------
31-Dec      10,548        60,288       119,130        108,016
-------------------------------------------------------------

         COMMERCIAL ACCESS SERVICES. Our subsidiary KBT also receives access fees from subscribers of high-speed Internet access services. KBT delivers dedicated and high speed Internet access to a select group of corporate customers over fiber optical lines. The monthly fee for this type of access service ranges from NT$25,000 to NT$200,000, depending on the level of bandwidth, but the fee is generally discounted by between 25% and 50% versus the incumbent fixed line carrier.

         CONTENT AND OTHER ONLINE SERVICES

         We believe that our Web destination is a leading broadband Web destination in Taiwan in terms of content offerings. Our Web destination has experienced rapid increases in the number of registered members and page views since it was launched in April 1999.

         Our Web destination offers users a wide variety of rich, multimedia Internet content in Chinese optimized for broadband access. Our Web destination allows users to personalize across multiple online content channels using only one unified log-in password, which enables the users to customize their own viewing priority and preferences. Through our network, our Web destination delivers to users textual data, near-CD-quality audio and high-quality digital video. In addition, our Web destination provides users with a broad range of community services and other online services.

         CONTENT SERVICES. In 2002, we reduced our Web destination offerings from 11 channels in 2001 to 7 channels in 2002, with a view to enhancing margins. Our Web destination currently offers content services through the following hyper-linked interest-specific channels:

         - GigaTV (http://www.gigatv.com.tw), a paid video-on-demand and live broadcasting channel with 300 Kbps and 800 Kbps films and TV programs.

         - Magic (http://www.gigigaga.com/home/magic), a paid fortune-telling service, operating in cooperation with the top five content providers in the field in Taiwan.

         - SMS (http://sms.gigigaga.com), a paid service to deliver short messages, and to download ring tones and pictures from Web site to mobile.

         - Shopping (http://shopping.gigigaga.com), a paid shopping service operated in cooperation with the top nine online shopping Web sites in Taiwan.

         - Broadband Theater (http://vod.gigigaga.com), a combination of free and paid video-on-demand and live broadcasting channel providing movie films, TV programs, animation and studio films.

         - PoPo (http://popo.gigigaga.com), a free channel for posting and sharing members' texts, pictures, and audio and video contents with communication function.

         - Gpaper (http://gpaper.gigigaga.com), a free publishing system to deliver text, pictures, audio/video original content from reporters.

         COMMUNITY SERVICES. To enable our users to enjoy a comprehensive online experience, our Web destination also features extensive Web-based community services, including free electronic mail, bulletin boards and video and text integrated chat rooms. These community services are available to all users who are registered members of our Web destination. The registration is free of charge, conducted online and used by us to establish a user database.

         WEB DEVELOPMENT. We started to de-emphasize this aspect of our business in 2001. We booked no revenue from our Web development business for 2002. Going forward, we may occasionally design and develop Web sites for selected content providers of our Web destination and charge these partners on a project-by-project basis. We expect the Web development revenues going forward will continue to be immaterial to our results of operations.

         ONLINE ADVERTISING. Our Web destination commenced selling online advertising in September 1999. We outsource some of our advertising. We earn revenues from displaying banner advertisements and broadband sponsorship advertisements on our Web destination and content channels. We currently charge between NT$100 to NT$300 for each 1,000 impressions generated and pay our advertising agents approximately one third of our gross advertising revenues for their services. For the banner advertisement, the average sell-through rate is at NT$15-NT$20 Cost Per Million, or CPM. We began to de-emphasize this aspect of our business in early 2001.

CABLE NETWORK UPGRADES

         Currently, our cable partners provide one-way and two-way cable access. Based on our close relationships with our cable partners and our understanding of their plans, we expect two-way homes passed to remain at 560,000 households at the end of 2003. Our cable partners need to obtain additional licenses in order for us to provide two-way cable services through their systems.

         We currently serve our broadband subscribers through one-way and two-way cable systems. For one-way cable access, the subscriber pays its telephone company for the telephone line supporting the upstream data sent from the subscriber's personal computer to the Internet. We commenced two-way Internet access services in mid-October of 2000 and as of December 31, 2002 provided two-way broadband cable services to 17,308 subscribers. Through two-way cable systems, we provide subscribers with higher upstream transmission speeds and "always on" Internet access capabilities, eliminating the time consuming dial-up procedures. Additionally, unlike standard dial-up access, the high bandwidth nature of cable in two-way cable systems will allow our subscribers to maintain full use of their telephones and televisions while online. Another advantage of two-way cable systems is that subscribers do not need to pay telephone line charges to access the Internet.

OUR BROADBAND NETWORK

NETWORK STRATEGY

         Our network strategy is to provide a flexible, scalable design that allows us to optimize performance to the subscribers while achieving operating cost efficiencies.

         MOVING DATA CLOSER TO THE SUBSCRIBERS. A central strategy in our network design is to move data closer to our subscribers to significantly reduce service response time and backbone bandwidth requirements, which directly translates into better subscriber experiences and cost efficiencies. To achieve this, we have adopted a hierarchical, distributed network architecture with proprietary caching and replication technologies to ensure that the information a subscriber wants is always as close as possible within the network. By moving data closer to our subscribers, we overcome the Internet network's duplicative data transfer problem that generates redundant traffic flow, which adversely affects network performance. For example, when a subscriber downloads a video clip from a Web site, the subscriber must "pull" data across the Internet from that Web site to the subscriber's Internet service provider and finally to the subscriber's computer. If the subscriber's neighbor requests the same video clip from that Web site, the neighbor must pull the same data across a similar path. In contrast, because each Web site's Internet content is updated at a fixed time interval, our practice is to transmit the content requested by subscribers in a particular area over our high-speed backbone only once in that time interval and retain it in that area, which is commonly known as "caching", where it can be accessed by every subscriber within that area without re-transmission over the backbone. In addition, we use our replicating technology, which duplicates information to multiple data centers, to transmit video content and other types of content that require high bandwidth to each of our regional data centers when the Internet traffic is not busy. This not only moves data closer to our subscribers but also better enables us to maintain bandwidth efficiency within our network.

         END-TO-END NETWORK MANAGEMENT. We achieve end-to-end network management through our proactive network quality, service and performance management systems. This central management allows us to quickly and efficiently identify and enhance network quality, service and performance and enhances our ability to remedy network problems and eliminate performance bottlenecks before they adversely affect our subscribers. Our end-to-end management covers our whole network: the backbone and Internet connections, regional data centers, cable headends, servers and other components of the network infrastructure that link to the subscriber's home.

         SCALABILITY. Our network is designed to be scalable to handle increasing numbers of subscribers without any adverse effects on performance or requiring any costly system-wide expansion. As subscriber penetration increases, our cable partners have multiple cost-effective alternatives to increase capacity, including allocating additional 6MHz channels in existing nodes for our service or reducing the number of subscribers sharing a given bandwidth by installing additional nodes, with each node serving a smaller number of subscribers over the same fiber-optic infrastructure. Each node installed by our cable partners generally is capable of carrying up to 33 6MHz channels. We also maintain an automated system that allocates users among all of our available 6MHz channels to achieve a load balance, which maximizes bandwidth utilization. Our scalable data center design also allows us to quickly and cost effectively install additional servers at our regional data centers and at our cable partners' cable headends to enable us to serve a greater number of subscribers.

         NETWORK REDUNDANCY. Most aspects of our network are redundant to protect service quality. For instance, it is our policy to maintain a number of routers, which receive and transfer data in segments, servers, switches, which select the paths or circuits to be used in the transmission of information, cable headends and other network components that significantly exceeds the number required to allow full usage of our network by our subscribers. Our core network devices are configured in a redundant auto-recovery architecture such that if any of our network device fails, our network will automatically adjust itself around those failure points without affecting the user experience. The backbones of KGEX, a subsidiary of KG Telecommunications, Chunghwa Telecom, and Sparq, our backbone providers, also have redundant features. In addition, we have established connections to international Internet backbones through a direct trans-Pacific submarine cable STM-4 link and another shared link operated by Asia NetCom, or ANC. The establishment of these direct links is intended to ensure that our access to these backbones would not be disrupted even if our existing links fail. We also set up our second network operation center, or NOC2, in May 2000, which we moved into a co-location facility of KGEX during 2001.

CABLE AND ADSL NETWORK COMPONENTS

         The primary components of our cable broadband network are our network operations center, regional data centers, Internet backbone and Internet connections, cable headends, subscriber connections and cable modems. We provide cable broadband access by first connecting our subscribers through our cable partners' hybrid fiber-coaxial networks to our cable headends. Each cable headend is connected to one of our regional data centers via our own fiber ring or high speed data-link leased from KGEX, Sparq or Chunghwa Telecom. The regional data centers are linked via a leased synchronous digital hierarchy, or SDH, network to our network operations center, where Internet traffic is routed to various domestic and international networks.

         The primary components of our ADSL broadband access network are our network operations center, regional data centers, Internet backbone and Internet connections, Broadband Remote Access Servers, or BRAS, and a telecommunications Asynchronous Transfer Mode, or ATM, network. We provide ADSL access by connecting our subscribers through an ATM network, which is currently provided by Chunghwa Telecom. Chunghwa Telecom provides ADSL modems to our subscribers, connects them to Chunghwa Telecom's ATM network, and finally aggregates them in DS3 or STM-1 telecom lines into our BRAS at our regional data centers. Each ATM DS3 connection can aggregate up to 2,000 subscribers and up to 4,000 subscribers for STM-1 connections. The regional data centers are linked via a dedicated leased line to our network operations center, where Internet traffic is routed to various domestic and international networks.

         NETWORK OPERATIONS CENTER. We provide centralized network management through our network operations center, which represents the nerve center of our whole network. Our center uses advanced proprietary network management tools and systems to monitor the network infrastructure 24 hours a day, seven days a week, enabling us to effectively address network problems before they adversely affect our subscribers. Our network operations center monitors two real-time network management systems: the fault management system and the traffic management system. The fault management system monitors the performance of all components and links of the network to ensure that they operate properly. When a fault is detected, an alarm is set off in the center and engineers either correct the problem from the center or dispatch maintenance staff to the site. The traffic management system is a self-correcting system with pre-set re-routing capabilities. If traffic is congested along a particular trunk line, the system will automatically re-route the traffic by another route, thereby assuring consistently high performance.

         REGIONAL DATA CENTERS. Our regional data centers are connected to our network operations center through multiple high speed links in an SDH network. These centers act as service hubs for defined geographic areas and:

         - provide key community services, including electronic mail, usenet news and personal Web hosting, to subscribers;

         -        manage network performance;

         -        replicate content and applications; and

         -        provide a cost-efficient infrastructure to cache data.

         To improve the speed of the local network and to balance demands on the backbone facilities, we also utilize caching technologies in the regional data centers. By employing high-performance caching servers that store frequently accessed content locally, we are able to reduce the amount of data transmission and corresponding transport costs by as much as 70%. In addition, local caching servers can compile far more comprehensive usage data than is normally attainable on the Internet, which facilitates our usage analysis, network troubleshooting and performance tuning. We currently have regional data centers in four geographic areas, covering the major urban areas in Taiwan.

         CABLE HEADENDS. We install servers, routers, cable routers, switches and other network devices in each cable headend and connect each headend to one of our regional data centers through our own high-capacity digital lines or high speed data-link leased from KGEX, Sparq or Chunghwa Telecom. Our redundant network architecture allows the equipment in the cable headends to function even if some of the connections to the regional data centers are disrupted. Our major suppliers of cable headend equipment include 3Com and Cisco.

         SUBSCRIBER CONNECTIONS. The last leg of our cable network connection is from our cable headend to the subscriber over our cable partner's cable system. Our cable partners' hybrid fiber-coaxial networks, containing multiple fiber optic lines, transmit data from our cable headends out to cable nodes in each neighborhood and then connect through traditional coaxial cable to our subscribers' homes. Each of these nodes currently provides one-way service to between 6,000 and 12,000 homes, and two-way service to approximately 500-1500 homes.

         CABLE MODEMS. A cable modem connects to cable television coaxial wiring and attaches to the subscriber's personal computer via standard Ethernet connections, which support data transfer rates of up to 10 Mbps. While peak data transmission speed of a cable modem depends on the specific model and can approach 10-38 Mbps downstream to the subscriber and up to 1.2 Mbps upstream, the performance that subscribers actually experience is often constrained by the capacity of their personal computers and the performance of the Web servers. We currently use cable modems manufactured by 3Com, ASKEY and General Instruments, which we either sell or rent to the subscribers.

         The North American cable industry has adopted a set of interface specifications, known as "DOCSIS", for hardware and software to support cable-based data delivery using cable modems. All of our systems use DOCSIS compliant equipment. We expect that DOCSIS specifications will make lower cost cable modems more readily available in the retail market in the future and have seen a price drop of approximately 70% in cable modems since 2000. We expect that these developments will:

         - save us the cost of purchasing and installing cable modems for subscribers;

         -        increase demand for our services; and

         -        lead to a loss of revenue from cable modem sales and rentals.

         DATA BACKBONE. Our high performance, dedicated and redundant backbone network connects all of our regional data centers and the network operations center using multiple DS-3/STM-1/STM-4 lines, which are dedicated phone connections supporting data rates of about 45/155/622 Mbps, leased from KGEX, Sparq, Chunghwa Telecom and our own high speed fiber optic lines. We have designed a scalable network architecture that seeks to take advantage of the existing high speed data backbone operated by KGEX, Sparq and Chunghwa Telecom. Those backbone networks are fully redundant and fully meshed, and its SDH infrastructure supports speeds of up to 622 Mbps. We have also deployed redundant links among our regional data centers to ensure transmission continuity. The diagram below illustrates our data backbone network.

[DATA BACKBONE NETWORK DIAGRAM]

         Ongoing privatization of the telecommunications market by Taiwan's government has expanded the number of telecommunications operators. Including Chunghwa Telecom, there are currently four fixed-line telecommunications operators in Taiwan. We have switched a portion of our backbone networks from Chunghwa Telecom to KGEX and Sparq for their better service capacity and lower cost. It is our policy to continually monitor the usage pattern and adjust the network architecture in order to optimize the user experience and service economics.

         PEERING AND INTERNET CONNECTIONS. Peering relationships among Internet service providers have become the most effective solutions to resolve the problems of packet loss and latency resulting from the significant traffic volume through Internet networks. We have peering arrangements with each of Taiwan's major networks and Internet service providers, providing us with what we believe to be the most comprehensive Internet connections in Taiwan. According to Taiwan Network Information Center, or TWNIC, Gigamedia had the best aggregate peering bandwidth among all commercial organizations in Taiwan as of June 20, 2003. Our extensive peering arrangements have enabled us to route most of our traffic over the less congested private peering links, through which we passed most of our traffic in 2001 and 2002. This enhances the efficiency of our network and allows us to provide better, faster access services to our subscribers.

         Through our peering arrangements with several Internet service providers and networks, we currently connect to Taiwan's Internet backbone from our network operations center. We have installed direct Internet connections at each of our regional data centers to minimize backbone traffic flow and to provide Internet connection redundancies. We currently connect to the international Internet backbones through a direct trans-Pacific submarine cable link and a shared link operated by ANC. As the competition in the trans-Pacific submarine cable segment provides better price economics, we are able to significantly increase our bandwidth without incurring additional cost. In 2002, we upgraded our infrastructure from one STM-1 connection to two STM-4 connections to provide faster connections.

INFORMATION SYSTEM

         We have established a versatile, real-time information system that integrates service provisioning, customer management, billing, data gathering and usage tracking functions. Our information system enables us to accomplish the following:

         - Enhance Customer Service. Our information system's customer management feature allows subscribers to modify their personal information, query their billing records and acquire additional services online or by telephone, each on a real-time basis. Our real-time, interactive customer services enable us to quickly respond to our customers' needs and requests, which helps us to attract new subscribers and maintain our existing customers.

         - Minimize Subscriber Acquisition Cost. Our information system enables us to remotely assist new subscribers to speedily and conveniently install cable modems at their homes or offices without any engineers onsite, thereby reducing our cost.

         - Offer a Broad Range of Services. Our information system is capable of aggregating payments for a variety of services provided by us or our partners through our Web destination, including access, content, download and pay-per-view services. This enables us to offer a wide variety of content and other online services as well as bundled services to our subscribers without reducing our ability to accurately and timely bill subscribers for these services. Our information system's ability to aggregate payments also minimizes the number of bills our subscribers receive for access and online services, which is more convenient for subscribers. Our scalable information system allows us to quickly and efficiently integrate data and information regarding any new services and their users into our existing database.

         - Expand Our Capacity Quickly and Efficiently. Our information system consists of a series of multiple processing layers, each layer being independent of the other. Under this multi-layer architecture, when the increases in user, subscriber or service data require an expansion of our information system's capacity, we can quickly meet this requirement by expanding the capacity of one layer without affecting the other layers' performance. This structure also reduces our need to conduct costly system-wide upgrades in order to expand our information system's capacity.

         - Maintain Efficiency in Our Network. Our information system provides our network staff with extensive, real-time information on each of our subscribers' Internet usage patterns, which enables them to effectively estimate expected network usage for any particular region at various times of a day. With these estimates our network staff can better optimize the use of our network's bandwidth capacity and maintain its efficiency.

INTEGRATED CONTENT PLATFORM AND TECHNOLOGIES

         Our Web destination provides an integrated content platform, complemented by comprehensive technological support, to our content providers. We believe that our integrated platform and technological support enhance our ability to attract leading international and local content companies to enter into alliances with us.

CONTENT PLATFORM

         Our integrated content platform is comprised of modularized, or separable, units. We have designed these modularized units so they can be easily shared across Web sites yet tailored to the specific needs of each content provider. This enables us to provide a wide range of application services to content providers to minimize their efforts in developing and managing Web sites. Our services include:

         -        user community services;

         -        membership management;

         -        personalization of content to users;

         -        real-time access control;

         -        usage tracking; and

         -        comprehensive billing services.

CONTENT TECHNOLOGIES

         We seek to provide content providers with advanced content publishing technologies that enable them to fully utilize the benefits of our broadband infrastructure and deliver sophisticated multimedia Internet content quickly to users. Our proprietary content publishing technology infrastructure is comprised of the following advanced technology building blocks:

         - Multipoint Replication. This technology replicates content provided by our partners for distribution to our various regional data centers. This arrangement accelerates the transmission access speed to our and our content partners' co-branded Web sites. Utilizing our replication technology, we can effectively manage and distribute multimedia content such as textual data, video, audio and photographs over our network.

         - Multicasting. This technology enables transmission of high-bandwidth content from one source to multiple receiving points on an ongoing basis without occupying substantial bandwidth, thereby maintaining network efficiency. Currently, we use multicasting technology to continuously update headline and financial audio news and event broadcasting as well as animated or video-based advertisements provided by our content partners.

         - Automated Content Publishing System. Our automated content publishing system includes three components: Web-based editorial interface, content production and content deployment. This automated system allows us to minimize personnel costs while maintaining an effective and efficient publishing process. Our Web-based editorial interface automatically arranges the content provided by our content providers into appropriate categories and format, which helps our editors to create submission templates and approve content. Content production submits all editor-approved content to our servers to undergo automated testing and qualification processes, including stress testing to examine the impact of distributing the content on our network's performance. Once the content has been tested and qualified, it is deployed by content deployment to regional servers located in our regional data centers.

SALES AND MARKETING

         OFFLINE-MUSIC DISTRIBUTION BUSINESS. We plan to minimize sales and marketing costs going forward by utilizing strategic partners and limiting initiatives to methods proven cost effective, such as newspaper advertisements. Our sales and marketing force is made up of approximately 345 full-time staff. We primarily use the following means to market our services:

         -        Store autograph signing events with music artists;

         -        Web-based banners;

         -        Internet newsletters; and

         -        special concert events.

We expect our sales and marketing efforts over the next 12 months to remain flat or slightly decrease as a result of tighter expense controls and cross marketing initiatives.

         ONLINE-ACCESS SERVICES. We plan to continue utilizing bundled marketing with our strategic partners to minimize costs. Our sales force is made up of approximately 14 full-time staff. We primarily use the following means to market our services:

         -        television, magazine and newspaper advertisements;

         -        Web-based banners;

         -        Internet newsletters;

         -        inserts in cable television guides;

         - participation in computer, technology and telecommunications tradeshows;

         - free trial promotions through waiving monthly access fees for one or two months; and

         - demonstration centers in computer superstores and other locations.

         We expect our sales and marketing efforts over the next 12 months to remain flat or slightly decrease as a result of tighter expense controls and cross marketing initiatives.

PRODUCT DEVELOPMENT AND ENGINEERING

         Our product development and engineering efforts focus on design and development of new technologies and products to increase the speed and efficiency of our broadband network architecture and to facilitate the development and distribution of broadband content and service applications.

         NETWORK

         Our product development and engineering efforts with respect to our network focus on:

         - enhancing transparent caching and replication techniques to improve network performance and efficiency;

         - enhancing our advanced network management capabilities to identify and address network performance issues before they adversely affect our subscribers; and

         - developing virtual private network technology solutions to enable secure and scalable end-to-end commercial telecommunications services over our network.

         INFORMATION SYSTEM

         Our product development and engineering efforts with respect to our information system focus on:

         - enhancing our real-time billing system and our ability to provide micro-payment, consolidated billing, electronic bill presentment and collection services;

         - deploying workflow automation systems to streamline business processes; and

         - integrating system and network data into an enterprise-wide data warehouse to perform detailed analysis on user profiles.

         CONTENT INFRASTRUCTURE

         Our product development and engineering efforts with respect to our content infrastructure focus on:

         - developing a modularized content publishing platform to facilitate development of broadband content;

         - developing customized browsers, Internet applications and tools that integrate our content offerings to enhance each user's broadband experience;

         - enhancing our automated publishing and content management system to further simplify broadband content development and distribution; and

         - advancing multicasting technologies to provide efficient transmission of content.

CUSTOMER SERVICE AND BILLING

         We provide our subscribers with a comprehensive range of customer service, including assistance on cable modem installations, continuous post-installation technical support and prompt responses to billing and service requests.

         Our customer service department is divided into two groups: technical support and general customer service. Our customer service department operates a toll-free help desk with extended hours of operation to provide customer service. Our subscribers may also contact us via electronic mail or through accessing our interactive Web site. Our general customer service staff assist subscribers with cable modem questions and problems, as well as basic computer and software configuration questions and billing inquiries. Our technical support group handles technical problems referred by the general customer service staff.

         We typically prepare and mail the bill for our services, which we send to the subscriber under our own name and logo on a monthly basis. We offer our subscribers a wide variety of payment options, including automatic credit card payments, direct debits from their bank accounts and post office saving accounts, pre-payment or over-the-counter payment at postal offices. We also seek to provide detailed information on the bills to enable our subscribers to obtain all relevant information relating to their services in an easy-to-understand manner.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         While we regard our intellectual property and proprietary rights as important, we believe that our future success is dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on patent, copyright and trademark protection, and, accordingly, we do not consider any particular intellectual property or proprietary right to be material to our business.

COMPETITION

         MUSIC DISTRIBUTION BUSINESS. The music distribution business in Taiwan is fragmented and consists of music store chains, including the two music store chains we acquired in 2002, and many mid- to small-size music stores and distribution channels. We also compete with music distribution channels that employ modern technology, such as online download and streaming, which enjoy lower inventory and distribution costs. In addition, the prevalent practice of physical and virtual piracy in Taiwan presents a continuing threat to the growth of the music distribution industry in Taiwan. Further, some of our larger competitors have exclusive distribution arrangements with music label companies and the operation of these arrangements prevent us from distributing certain popular music products. Our principal competitors in this industry include Asia Record, Guan Nan Record and Carrefour.

         ACCESS SERVICE

         The Internet access service industry is highly competitive.

         We compete with other broadband technologies, including integrated services digital networks, wireless and satellite data services. We believe that our access services have both technological and cost advantages over these alternative broadband means.

         We also compete with narrowband Internet service providers, which provide basic Internet access to residential and commercial users, generally using existing telephone networks. Chunghwa Telecom is our major competitor in this market. Although these services are widely available and less expensive, they fail to offer the various advantages of broadband access.

         In the cable-based Internet access market, we believe that our close relationships with a large number of cable partners and our exclusive access to a substantial portion of Taiwan's households and businesses provide us with a competitive advantage. We also believe that we are one of the leading cable-based broadband Internet access service providers in Taiwan in terms of subscribers. Our competitors in this market include Eastern Multimedia Group, SeedNet and Taiwan Broadband . In the ADSL access market, we compete with HiNet, SeedNet, APOL and Sparq.

         Some of our major competitors, including Chunghwa Telecom, have advantages over us in terms of financial and marketing resources, established customer relationships, brand awareness, customer access and telecommunications infrastructure. However, we believe that we have competitive advantages over Chunghwa Telecom and other traditional narrowband access service providers in terms of transmission speed and ease of access and use.

         We believe that we have competitive advantages over other broadband access service providers in terms of:

         -        customer access;

         -        reliability of service; and

         -        customer support.

         CONTENT SERVICES

         The content service market is also very competitive.

         Our Web destination competes with various Internet content providers of different categories of content services, including

         -        Chinese-language Web destinations and portals such as Yahoo!
                  Kimo, China.com, Sina.com, Chinatimes, Yam, HiNet, and Sohu;

         - English language Web search and retrieval companies such as Terra Lycos, Yahoo! and Microsoft Network; and

         - retrieval services and products offered by companies such as AltaVista, HotWired Venture's and Inktomi's HotBot, OpenText and Openfind.

         A number of major traditional narrowband content providers, including Yahoo!Kimo and Sina.com, have competitive advantages over us in terms of:

         -        brand awareness;

         -        user access; and

         -        financial and marketing resources.

         However, we believe that our Web destination's ability to provide a wide variety of multimedia content optimized for broadband access and Taiwanese users enhances our destination's competitiveness in Taiwan's content service market. We also believe that our Web destination is a leading broadband Web destination in Taiwan in terms of content offerings. Broadband content enables us to increase subscribers.

REGULATIONS

TELECOMMUNICATIONS REGULATION IN TAIWAN

         The Ministry of Transportation and Communications and the Directorate General of Telecommunications of Taiwan regulate Taiwan's telecommunications industry primarily under the Telecommunications Law of Taiwan.

         The Telecommunications Law authorizes the Directorate General of Telecommunications to regulate two types of telecommunications companies, Type I operators and Type II operators. Type I operators, such as Chunghwa Telecom, are enterprises that have established their own switching and transmission facilities to provide telecommunications services. These facilities-based services are similar to common carrier services or basic services in the United States. Type II operators, such as Hoshin Gigamedia, comprise all telecommunications operators other than Type I operators, including companies which generate fees from providing Internet access, online information, electronic mail and electronic commerce services.

         REGULATION OF TYPE II OPERATORS. Type II operators typically provide telecommunications services to customers by using the telecommunications facilities of Type I operators and are not permitted to engage in the buildup of telecommunications facilities.

         - License. A Type II license is valid for ten years, and may be renewed six months before its expiration. The license is nontransferable. Hoshin Gigamedia's license is due to expire in 2008.

         - Tariff Regulation. Type II operators are required to establish tariffs for major rates and charges. These tariffs and any changes must be filed with the Directorate General of Telecommunications before they become effective. Tariff information must include the types of services provided, terms and fee schedules for all service items, rights and obligations of customers, contract termination events and other matters affecting the right and obligations of customers, all to be included in the operator's business plans.

         - Change in Business. Under Taiwan's Regulations Governing Type II Telecommunications Operators, some changes in business plans of a Type II operator, including its systems plans, linkup plans with foreign value-added network service providers and numbering plans for data or broadband communications, must be approved by the Directorate General of Telecommunications. In addition, Type II operators must report to the Directorate General of Telecommunications and inform their customers in advance of any plan to suspend or terminate any of their businesses.

         - Technical Standards. Type II operators are required to retain qualified senior telecommunications engineers to install and maintain telecommunications equipment. Any telecommunications equipment used by a Type II operator must also satisfy technical standards adopted by the Directorate General of Telecommunications.

         REGULATION OF TYPE I OPERATORS. Type I operators are more heavily regulated than Type II operators, and the government of Taiwan has broad powers to limit the number of operators and their business scope and markets. Under the Telecommunications Law, Type I operators must satisfy required levels of capital adequacy and, to ensure that they meet their facilities rollout obligations, are subject to pre-licensing merit review of their business plans and tariff rates. In addition, the Telecommunications Law prescribes that any adjustment to the tariff rates of a Type I operator is subject to a price cap set according to the coefficient of the annual fluctuations of the consumer product index promulgated by the Directorate General of Budget, Account and Statistics under the Executive Yuan of Taiwan.

         LIBERALIZATION OF TYPE I FIXED NETWORK LICENSING. The Directorate General of Telecommunications has adopted Fixed Network Regulations to govern the issuance of fixed network communication licenses. Type I fixed network communications licenses are subdivided into comprehensive network, local network, long distance network, international network and lease-circuit licenses. These new regulations have been designed to grant additional comprehensive network licenses to encourage competition with Chunghwa Telecom, which is a state-owned company and currently the dominant fixed-line network operator in Taiwan.

         CONTENT LIABILITY. In the event that the content sent, transmitted or received via the Internet through an operator's system is found to be obscene, defamatory or in violation of public order or national security, the relevant operator would be liable for the content only if it knew or should have known that the content is obscene, defamatory or in violation of public order or national security. In addition, carriers must provide telecommunications services on a fair and equal basis and may not refuse to receive or transmit telecommunications information unless the content would endanger the national security or offend against the public order of Taiwan.

CABLE REGULATION IN TAIWAN

         REGULATION ON SHAREHOLDING. Respectively in 2000 and 2001, the Cable Television and Broadcast Law has been modified. Under the modified regulations, the original regulation of "a single shareholder cannot own more than 10% of the total issued shares of a cable operator", and "no shareholder and its related parties may collectively own more than 20% of a cable operator's total issued shares" has already been eliminated. Instead, the shares of a cable operator directly or indirectly held by foreign shareholders cannot exceed sixty (60) percent of all outstanding shares of the cable operator. Furthermore, foreign shareholders who directly hold shares of a cable operator are limited to foreign corporations and the total shares held by them cannot exceed twenty (20) percent of all outstanding shares of the cable operator.

         OPERATING LICENSES. To obtain an operating license, a cable operator must first apply for a rollout permit. After receiving this permit, the cable operator generally has three years to complete the cable system rollout as set forth in its permit application. Upon the satisfactory completion of the rollout, the Government Information Office will issue an operating license to the cable operator. If the cable operator has not received an operating license before its rollout permit expires, its right to engage in the cable television business will be terminated immediately.

         The term of an operating license is nine years. A review committee established by the Government Information Office conducts periodic review of the performance of each licensed cable operator on the basis of its business and operating plans every three years. Following a review, a licensed cable operator may be instructed by the Government Information Office to make requested improvements in its business within a specified period. A failure to timely comply with the instruction could result in revocation of the cable operator's license.

         MARKET SHARE LIMITATIONS. Under the Cable Television and Broadcast Law, the number of subscribers of all affiliated cable operators may not exceed one-third of the total number of cable television subscribers in Taiwan. In addition, the number of all affiliated cable operators may not exceed one-third of the total number of all cable operators in Taiwan.

         COMPETITION. Under the Cable Television and Broadcast Law, the Government Information Office is authorized to issue additional licenses in a franchised area if it believes that the existing license holders in that area are engaging in anti-competitive or unfair competition practices. In addition, service fees charged by cable operators must be approved by local government authorities on an annual basis.

         OPEN ACCESS REGULATION. Under the Fixed Network Regulation described above, cable operators must obtain leased-circuit licenses issued by the Directorate General of Telecommunications in order to lease their circuits to companies that provide services through their cable systems. The Directorate General of Telecommunications began to accept applications for these licenses from cable operators in June 1999 but has not yet issued any leased-circuit licenses to cable operators. As a condition to holding these licenses, any licensed cable operator that is deemed to be a dominant leased-circuit carrier may be required by the Directorate General of Telecommunications to allow all parties to provide services, including Internet access services, through their cable systems on substantially similar terms. Any imposition of this requirement from the Directorate General of Telecommunications on the cable partners having exclusive relationships with us will eliminate the benefits associated with our exclusive rights.

C.       ORGANIZATION STRUCTURE

         We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired Taiwan's two largest music store chains, Rose Records and Tachung Records in 2002, we became a diversified provider of music products and Internet access services in Taiwan. The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation and our percentage holding and principal activities as of May 31, 2003:

----------------------------------------------------------------------------------------------------------------
      Entity             Year of              Place of            Our Percentage Holding   Principal Activities
                      Incorporation   Incorporation/Operation
----------------------------------------------------------------------------------------------------------------
Hoshin GigaMedia          1997                Taiwan                      100%             Cable based broadband
Center Inc.                                                                                and ADSL Internet
                                                                                           access services and
                                                                                           Internet content
                                                                                           services and other
                                                                                           online services
----------------------------------------------------------------------------------------------------------------
GigaMusic.com Ltd.        2001         Cayman Islands/Taiwan               95%             On-line music
                                                                                           distribution

----------------------------------------------------------------------------------------------------------------
G-Music Limited           2002         Cayman Islands/Taiwan               58%             Offline music
                                                                                           distribution

----------------------------------------------------------------------------------------------------------------
Koos Broadband            2001                Taiwan                     99.9%             Broadband Internet
Telecom Limited                                                                            access services
                                                                                           targeting business
                                                                                           clients

----------------------------------------------------------------------------------------------------------------

D.       PROPERTY, PLANT AND EQUIPMENT

         Our principal executive office and operating office are located at 122 TunHua North Road, Taipei, Taiwan, where we lease approximately 21,000 square feet. We also lease office and other space, as well as space for our servers, in various other locations in Taiwan. In addition, we operate from G-Music offices at 10F, No. 171, Chen-Kung Road, Sanchung City, in Taipei County where we lease approximately 7,100 square feet. We believe our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

         Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial statements as prepared in accordance with U.S. GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included elsewhere in this annual report.

OVERVIEW

         We are a holding company and through several subsidiaries distribute recorded music and provide broadband Internet access services and online entertainment services in Taiwan. Our core offline music business is operated through our subsidiary G-Music Limited, which controls Taiwan's two largest music store chains. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. Since we did not acquire the two music store chains until 2002, our historical financial results prior to year 2002 did not reflect the financial results of either of these music store chains. Currently we are streamlining the operations of the two music store chains. We may incur additional costs in connection with our consolidation of these two music store chains into our current operations, which costs may result in the requirement of additional liquidity and/or negative impact on our financial condition and results of operations. Our online broadband businesses are operated through our subsidiary Hoshin GigaMedia, and Hoshin GigaMedia's subsidiary KBT, which are focused on consumer and corporate users, respectively.

         Offline, we operate Taiwan's two largest music store chains, Rose Records and Tachung Records, through our subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately 50% current market share in Taiwan.

         Online, we operate a leading broadband ISP via our subsidiary Hoshin GigaMedia, which provides Internet access service and broadband content with multiple delivery technologies. Our access products consist of premium cable modem and ADSL offerings, giving us the ability to deliver superior broadband connections island-wide. Our cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 20 cable system partners, our cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, we offer interactive Chinese-language multimedia Web sites through our Web destination http://www.gigigaga.com.

         In addition, another subsidiary of our company, Koos Broadband Telecom Limited, or KBT, provides broadband service exclusively to corporate customers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of our financial condition and results of operations are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires our company and our subsidiaries to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We continually evaluate our estimates and assumptions, which are based on historical experience and other various factors that we believe are reasonable under the circumstances. The results of these estimates and assumptions form the basis for making judgments about the carrying values of certain assets and liabilities. Our actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussions address the most critical accounting policies applicable to our company, which are those that are most important to the portrayal of the financial condition and results of operations of our company, and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

ACQUISITION PRICE

         During 2002, we acquired Taiwan's two leading music store chains, Rose Records and Tachung Records for approximately NT$638.9 million (NT$418.3 million in cash, NT$88.0 million of which was not paid and recorded as other current liabilities as of December 31, 2002, and NT$220.6 million in the form of shares in G-Music). In the absence of a quoted market price for the shares of G-Music issued as a portion of the consideration for the acquisitions of Rose Records and Tachung Records, the acquisition price of these music store chains is determined based on management's estimates for fair value of acquired net assets, including goodwill and amortizable intangibles. The actual value of such acquired net assets may differ significantly from management's estimates.

REVENUE RECOGNITION

         For 2002, our revenue was primarily generated from retail sales of offline music merchandise comprised of prerecorded music (including compact discs and audio cassettes), video (including DVD and prerecorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenue from these retail sales is recognized at the point of sale to the consumer, at which time payment is tendered. There are no provisions for uncollectible amounts since payment is received at the time of sale.

         In addition, we also record revenues from Internet access services, as well as fee-based services, which mainly include subscription services for videostreaming and paid email services. Such revenues are recognized in the period in which the service is performed, if no significant company obligations remain and collection of the receivables is reasonably assured. We contract with third party content providers for certain services related to subscriptions transmitted to our users and record the fees charged by the third parties as cost of revenues.

MERCHANDISE INVENTORY AND RETURN COSTS

         Inventory is stated at the lower of cost or market value with cost being determined by the weighted average cost method and market value being determined by net realizable value. As with any retailer, economic conditions, cyclical customer demand and changes in purchasing or distribution can affect the carrying value of inventory. As circumstances warrant, we record the lower of cost or market value, or LCM, as inventory adjustments. In some instances, these adjustments can have a material effect on the financial results in an annual or interim period. In order to determine such adjustments, we evaluate the age, inventory turns and estimated fair value of merchandise inventory by product category and record any adjustment if estimated market value is below cost. Through merchandising and other initiatives, we attempt to take the steps necessary to increase the sell-off of slower moving merchandise to eliminate or lessen the effect of any LCM adjustments. We are entitled to return merchandise purchased from major vendors for credit against other purchases from these vendors within one month. These vendors often reduce the credit depending on the type of merchandise being returned. We record actual and estimated merchandise return charges in cost of sales.

         Inventories as of December 31, 2002 were mainly acquired through the business combinations of Rose Records and Tachung Records, and were stated at fair value at the acquisition dates. Therefore, no additional reserve is considered necessary.

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

         Allowance for doubtful accounts receivable is provided based on evaluations of collectibility, aging analyses of the accounts receivable and management's judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit-worthiness and the past collection history of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be recorded.

FIXED ASSETS AND DEPRECIATION

         Fixed assets are stated at cost. Major improvements and betterments to existing facilities and equipment are capitalized. Expenditures for maintenance and repairs that do not extend the life of the applicable asset are charged to expense as incurred. Buildings are depreciated over a 50-year term. Fixtures and equipment are depreciated using the straight-line method over their estimated useful lives, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related lease term.

IMPAIRMENT OF LONG-LIVED ASSETS

         Fixed assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2002, we recorded an asset impairment charge of NT$40.0 million against our aggregate investment in an Internet company, which impairment had reduced the carrying value of our investment to NT$58.5 million as of December 31, 2002. We reviewed the underlying operating performance, and financial conditions of this Internet company in assessing impairment, and concluded an asset impairment charge is necessary to adjust the carrying value of this investment for an other-than-temporary impairment.

         During 2002, we also recorded an asset impairment charge related to our investment with EMI Music Asia in GigaMusic.com Limited. We invested NT$240.0 million in GigaMusic.com during 2001 and granted EMI Music Asia 5% of total shares in exchange for certain information, rights and content. The total value of the 5% shares granted to EMI amounted to NT$12.6 million and was recorded as an intangible asset. In addition to the 5% ownership of GigaMusic.com Limited, as of December 31, 2002 we paid EMI Music Asia fees of US$2.0 million. EMI Music Asia has not provided the agreed upon products to GigaMusic.com Limited. The Web site of GigaMusic.com has not been launched and no subscriber revenue has been generated from the project. Therefore, the fair value of the intangible asset and the US$2.0 million payment was considered negligible and we wrote down the balance of these assets and recorded an impairment loss of NT$80.6 million in 2002.

         We have significant amortizable intangible assets arising from the acquisitions of Rose Records and Tachung Records. The amortizable intangible assets, including distribution channel and brand names, are amortized on a straight-line basis over estimated useful lives ranging from five to fifteen years. As of December 31, 2002, the balances of distribution channel and brand names were NT$96.2 million and NT$145.8 million, respectively. In determining the useful lives and recoverability of the intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets, which may not represent the true fair value. If these estimates or their related assumptions change in the future, there may be a significant impact on our results of operations in the period of the change incurred.

GOODWILL

         Goodwill represents the adjusted amount of the cost of acquisitions in excess of fair value of net assets acquired in purchase transactions. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS 142, goodwill is no longer subject to amortization and, potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated at least annually. We periodically evaluate the carrying amount of goodwill to determine whether adjustments to these amounts are required based on current events and circumstances. We perform an analysis of the recoverability of goodwill using a cash flow approach consistent with the analysis of the impairment of long-lived assets. We performed an impairment test of our goodwill and intangible assets as of December 31, 2002. Due to the general market downturn and the operating performance of the acquired businesses falling below our expectations, we recorded a goodwill impairment loss of NT$242.9 million in the fourth quarter of 2002. The amount of the loss was determined based on an independent appraiser's report as of December 31, 2002. As the value of goodwill and its impairment are determined based on a number of assumptions and management's estimates, the change of assumptions and circumstances in the future may have significant impact on our results of operations in the period when a change occurred.

INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are subject to valuation allowances based upon the management's estimate of realizability. Due to uncertainty of realization, we have provided 100% valuation allowance against deferred tax assets, except for one subsidiary, KBT, where the realization was considered more than likely. Actual results may differ significantly from management's estimate.

REVENUES

         In 2002, we generated our revenues primarily from:

         - Sales/rental/installation (Offline Business). We generate our revenues primarily from sales of merchandise in our offline operations, comprised of prerecorded music (including compact discs and audio cassettes), video (including DVD and prerecorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs).

         - Sales/rental/installation (Online Business). We include under this line item sales from our online business, consisting of the following:

                  Modem sales/rental. We generate revenues from providing cable modems to our Internet access services subscribers. To promote our broadband Internet access services, we provide cable modems to our subscribers for a refundable deposit of NT$3,000 for 1-way modems, and a deposit of NT$1,000 for 2-way modems. We experienced a decrease of sales of cable modems in 2002 due to decreased sales promotions and an increased emphasis on rentals. Although the number of rentals in 2002 increased, the rental fee declined due to market competition. We expect the conditions to remain in the medium term and do not foresee significant increases in revenues from modem sales and rentals going forward. We also booked revenues under modems sales in 2002 from sales of our ADSL retail packs. We sell ADSL packs via telemarketing, online promotions and select store sales. We provide ADSL software to users, while Chunghwa Telecom provides the telecommunications network and ADSL modems to subscribers, connects customers to Chunghwa's transfer mode network and aggregates the telephone lines into our servers. Subscibers are billed by us depending on the package the customer selects.

                  Modem Installation. We earn revenues from the one-time fees we charge for the installation of cable modems at subscribers' homes. For onsite installations, we generally charge a fee of NT$1,000 per installation for 1-way service. There is no installation charge for 2-way service. We generally pay our cable partners NT$500 per installation and recognize our revenues net of these payments. In August 1999, we started charging our subscribers for maintenance services. Charges currently range from NT$500 to NT$1,000 per maintenance visit, plus repair costs, if any.

         - Access fees. In our online business operations, we receive access fees from subscribers of our broadband Internet access services. As part of our revenue sharing arrangements with our cable partners with respect to each subscriber's monthly access fee, we keep NT$300 of the fee and generally 55% to 65% of any amount in excess of NT$300. We recognize our access revenues net of payments to our cable partners under the revenue sharing arrangements.

              Our 2-way cable broadband service packages are offered at NT$1,199 for premium service; NT$850 for a mid-tier package; and NT$699 for basic service. We also have offered selected subscribers discounts on their monthly access fees and quarterly payment options to further promote our access services. We recognize our revenue from access fees net of split with cable partners and these discounts. We expect to continue to offer periods of free services and discount promotions in 2003.

              During 2002, we offered our broadband subscribers two types of subscription packages for 1-way cable modem access (1) a flat rate at NT$599 per month and (2) a metered rate at NT$299 for 30 free hours plus NT$0.25 per minute passing the 30 hour mark, or a metered rate at NT$50 for 100 free minutes plus NT$0.5 per minute passing the 100 minute mark. Going forward, our product mix will continue to change in response to market dynamics.

              As more fully described below, we also offered seven ADSL service options in 2002, increasing from five service options in 2001, which have from time to time been promoted with periods of discounted Internet access service for subscribers to our services. We receive 100% of our ADSL access service fees. Chunghwa Telecom receives 100% of ADSL service circuit fees.

              - The first package (1.5Mbps download and 1 fixed IP) is priced at NT$1,598 per month, with users paying NT$699 to us and an NT$899 circuit fee to Chunghwa Telecom.

              - The second package (768Kbps download and 1 fixed IP) is priced at NT$1,199 per month, with users paying NT$399 to us and an NT$800 circuit fee to Chunghwa Telecom.

              - The third package (512Kbps download and 1 fixed IP) is priced at NT$894 per month, with users paying NT$299 to us and an NT$595 circuit fee to Chunghwa Telecom.

              - The fourth package (1.5Mbps download and 8 fixed IPs) is priced at NT$1,294 per month, with users paying NT$599 to us and an NT$695 circuit fee to Chunghwa Telecom.

              - The fifth package (1.5Mbps download and 8 fixed IPs) is priced at NT$7,299 per month, with users paying NT$6,400 to us and an NT$899 circuit fee to Chunghwa Telecom.

              - The sixth package (768Kbps download and 8 fixed IPs) is priced at NT$3,000 per month, with users paying NT$2,200 to us and an NT$800 circuit fee to Chunghwa Telecom.

              - The seventh package (512Kbps download and 8 fixed IPs) is priced at NT$2,399 per month, with users paying NT$1,500 to us and an NT$899 circuit fee to Chunghwa Telecom.

              Our subsidiary KBT also receives access fees from subscribers of high-speed Internet access services. KBT delivers dedicated and high speed Internet access to a selected group of corporate customers over fiber optical lines. The monthly fee for this type of access services ranges from NT$25,000 to NT$200,000, depending on the level of bandwidth, but the fee is generally discounted by between 25% and 50% versus the incumbent fixed line carrier.

         - Web development. We started to de-emphasize this aspect of our business in 2001. We booked no revenue from our Web development business for 2002. Going forward, we may occasionally design and develop Web sites for selected content providers of our Web destination and charge these partners on a project-by-project basis. We expect the Web development revenues going forward will continue to be immaterial to our results of operations.

         - Advertising and promotional revenue. In our offline music business unit, we receive marketing/sales promotional revenue from record companies for prominent in-store placement of CDs and posters in our store chains. In our online business unit, we earn revenues from displaying banner advertisements and broadband sponsorship advertisement on our Web destinations. For banner advertisement, the average CPM is at NT$15-20 CPM. We have de-emphasized the online advertisement business since early 2001.

         - Other. Other revenues are generated from subscription services with respect to our paid online content and special broadband projects. The revenues are expected to vary significantly from time to time.

COSTS AND EXPENSES

         During 2002, we incurred two accelerated expenses: one related to goodwill from the acquisitions of Rose Records and Tachung Records and the other related to amortization of our licensing payment to our partner EMI Music Asia. These expenses were recorded under costs and expenses in 2002. Each expense is listed as a separate line item in the Consolidated Statement of Operations included elsewhere in this annual report.

         Expenses related to goodwill resulted from our adoption of SFAS No. 142 during 2002. In addition to discontinuing the practice of amortizing goodwill against income, this new standard introduces more rigorous criteria for determining the amount of goodwill that may be reflected as an asset on a company's balance sheet. SFAS No. 142 requires companies to perform annual impairment tests of goodwill and other intangible assets. Under the new standard, reductions in the carrying value of goodwill resulting from the application of the new criteria are reported as operating expense in the income statement. Following an independent appraisal of our intangible assets, we wrote off goodwill associated with our music businesses, Rose Records and Tachung Records, that were acquired in 2002, recording an impairment loss of NT$242.9 million (US$7.0 million).

         In 2001, we and EMI Music Asia invested in GigaMusic to develop a paid online music site. The value of shares of GigaMusic granted EMI in exchange for certain rights and services was recorded as our intangible asset. As of December 31, 2002, we performed an impairment test of such intangible asset as well as related payments. Due to the facts that EMI has not provided the agreed-upon products to GigaMusic, the site has not been launched and no subscriber revenue has been generated from the project, the fair value of the intangible asset related to this investment, together with the US$2.0 million dollar payments by us in connection with this investment, was considered negligible. As a result, we wrote down the balance of these assets and recorded an impairment loss of NT$80.6 million (US$2.3 million) in our operating results for 2002.

         Our costs and expenses consist of the following:

         - COSTS OF SALES/RENTAL/INSTALLATION. Cost of sales/rental/ installation includes costs of goods sold in our offline music stores. It also includes the cost of cable modems sold and/or provided to our subscribers, as well as ADSL sales, depreciation of cable modems leased to our subscribers and costs incurred in connection with installing cable modems for and providing maintenance services to our subscribers in our online business unit. The cable modems rented to our subscribers are depreciated over a term of three to five years.

         - OPERATING COSTS. Operating costs consist of direct costs associated with the daily operation of our offline music business unit. Operating costs also include telecommunications expenses, including charges for domestic and international Internet backbones and telecommunications circuitry; salaries of operating and customer service staff; amortization of technology license fees; depreciation and maintenance of equipment other than cable modems; allocated cost of facilities; and costs associated with content development and acquisition. A large portion of our operating costs is relatively fixed in the short term and we expect to be able to decrease our costs and improve our operating margins.

         - PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES. Product development and engineering expenses consist primarily of salaries and related costs for network design and optimization, information system development and customization and content infrastructure enhancement;

                  fees to outside contractors and consultants; allocated cost of facilities; and depreciation and maintenance on the equipment used in our product development and engineering processes.

         - SELLING AND MARKETING EXPENSES. Selling and marketing expenses consist primarily of advertising and promotional expenses, store operating costs, including salaries, commissions and related personnel expenses and store rental, and costs associated with the development of sales and marketing materials, direct mail and telemarketing. We expect our selling and marketing expenses to remain flat or slightly decrease going forward as a result of tighter expense controls and cross marketing initiatives.

         - GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salaries for our executive, administrative, finance and human resource personnel; fees for professional services; share compensation expenses and cost of computers to support our operations. We recognize compensation associated with equity instruments granted to employees and non-employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) and Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123), respectively, over the vesting period of the instrument. In addition, we incur expenses associated with being a U.S. listed company, including costs of directors' and officers' insurance, and increased legal and accounting fees.

         - BAD DEBT EXPENSE. Allowances for doubtful accounts receivable consist of bad debt reserves for estimated losses resulting from the inability of our customers to make required payments, which is provided based on evaluations of collectibility, aging analyses of the accounts receivable and management's judgment. We record specific allowances for bad debts when we become aware of a specific customer's inability to meet its financial obligation to us, such as in the case of bankruptcy filings or deterioration of financial position. In addition, estimates are used in determining our allowances for all other customers based on factors such as current trends, the length of time the receivables are past due and historical collection experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In 2001, we made bad debt allowances of 22.7% and 6.4% for accounts receivable related to subscribers and non-subscribers, respectively. In 2002, we made bad debt allowances of 40.7% and 17.4% for accounts receivable related to subscribers and non-subscribers, respectively.

DISCUSSIONS OF RESULTS OF OPERATIONS

For the Years Ended December 31, 2001 and 2002

CONSOLIDATED RESULTS OF OPERATIONS

         REVENUES. Total revenues for 2002 grew 522% to NT$2.6 billion (US$73.7 million) from NT$411.0 million in 2001, mainly due to the contributions of Rose Records and Tachung Records music store chains that were acquired in 2002. For 2002, the offline music business contributed approximately NT$1.9 billion (US$54.5 million) or 74% of our revenues. The Internet access services business contributed approximately NT$638.9 million (US$18.4 million) or 25% of our revenues, increased from NT$389.8 million for 2001.

         COSTS AND EXPENSES. Costs and expenses increased by 38% to NT$3.4 billion (US$97.4 million) in 2002 from NT$2.4 billion in 2001. The increase was mainly due to (1) the cost of sales of NT$1.6 billion (US$47.0 million) in 2002 derived from the newly acquired off-line business in 2002; and (2) the recorded impairment losses of NT$242.9 million (US$7.0 million) and NT$80.6 million (US$2.3 million) on goodwill and intangibles, respectively, in 2002. This increase was partially offset by the decreases in expenses in relation to share compensation expenses and Microsoft's warrant, from NT$1.1 billion in 2001 to NT$5.3 million (US$153 thousand) in 2002.

         OPERATING LOSS. Operating loss for 2002 decreased 59% to NT$824.7 million (US$23.8 million) from NT$2.0 billion for 2001.

         NON-OPERATING INCOME. For 2002, non-operating income declined by 50% to NT$108.7 million (US$3.1 million) from NT$219.2 million for 2001, due to a write-off of our investment in Rock Internet Corporation and the recognition of a loss resulting from the change of our percentage of ownership in G-Music from 100% to 58% as a result of the acquisitions of Rose Records and Tachung Records.

         NET LOSS. Net loss for 2002 declined by 65%, to NT$638.0 million (US$18.4 million) from NT$1.8 billion for 2001.

BUSINESS SEGMENT RESULTS

OFFLINE SERVICES

         We acquired Rose Records and Tachung Records during 2002. We began to consolidate the results of operations of Rose Records and Tachung Records from the respective closing dates of the acquisitions. Since these businesses were acquired during 2002, year over year comparisons of this business segment are not available. The operating results of GigaMedia's offline music business, post acquisition, were as follows:

         TOTAL REVENUES. Total revenues in 2002 were NT$1.9 billion (US$54.5 million), including retail sales of NT$1.9 billion (US$53.6 million) and advertising and promotional revenues of NT$30.4 million (US$876.1 thousand).

         COSTS OF SALES. Cost of sales were NT$2.2 billion (US$63.4 million) in 2002.

         OPERATING MARGIN. Operating loss was NT$340.8 million (US$9.8 million) in 2002.

         NET LOSS. Net loss in 2002 was NT$340.7 million (US$9.8 million).

ONLINE SERVICES

         ACCESS REVENUES. Total access revenues grew 64% from NT$389.8 million for 2001 to NT$638.9 million (US$18.4 million) for 2002, primarily due to the increase of access fees relating to the continuous rollout of ADSL services and the growth of these subscribers, offset by a reduction in the number of 1-way subscribers in 2002. The number of our broadband subscribers decreased from 119,130 as of December 31, 2001 to 108,016 as of December 31, 2002. As of December 31, 2002, we had 17,135 1-way subscribers, 17,308 2-way subscribers, and 73,573 ADSL subscribers. In the fourth quarter of 2002, the average access fee per broadband subscriber per month (ARPU) for access services was around NT$388 (US$11.18), as compared to NT$341 for 2001. ARPU for 1-way cable services, 2-way cable services and ADSL services were NT$231, NT$618 and NT$363, respectively, during the fourth quarter of 2002, as compared to NT$287, NT$589 and NT$312, respectively, for the same services during the fourth quarter of 2001.

Of the total access revenues recorded for 2002, consumer access revenues through Hoshin GigaMedia were approximately NT$562.4 million (US$16.2 million), while corporate access revenues through KBT were approximately NT$76.5 million (US$2.2 million).

         MODEM SALE/RENTAL/INSTALLATION REVENUES. Modem sale/rental/installation revenues decreased 42% from NT$7.5 million for 2001 to NT$4.4 million (US$126 thousand) for 2002, resulting mostly from a decrease in sales of modems, which was partially offset by an increase in modem rentals revenue resulting from an increase in the number of rentals in 2002, but declining rental fees. We terminated free rental promotions on one-way cable service and modem sales in 2001 to control costs and grow margins.

         WEB DEVELOPMENT REVENUES. Web development revenues decreased from NT$7.2 million for 2001 to nil for 2002, as we de-emphasized this aspect of our business. We expect to record Web development revenues going forward on a limited project-by-project basis in the future.

         ADVERTISING REVENUES. Advertising revenues decreased 52% from NT$5.0 million for 2001 to NT$2.4 million (US$69 thousand) for 2002 as we continued to de-emphasize this aspect of our business in 2002.

         OPERATING COST. Operating costs decreased 61% in 2002 to NT$634.9 million (US$18.3 million) compared to NT$1.6 billion in 2001. There was a decrease in share compensation expense from 2001 of NT$14.1 million to NT$740 thousand in 2002. During 2001, we incurred amortization of Microsoft's warrant of NT$943.1 million, including an accelerated expense of approximately NT$428.7 million recognized during the fourth quarter in 2001 related to the remaining amount of the warrant.

         COST OF MODEM SALES/RENTAL/INSTALLATION. Cost of modem sales/rental/installation decreased 62% from NT$143.4 million for 2001 to NT$54.6 million (US$1.6 million) for 2002, due to decreased sales and the use of refurbished cable modems during 2002.

         WEB DEVELOPMENT EXPENSES. Web development expenses decreased from NT$12.2 million for 2001 to nil for 2002, in line with our de-emphasis of this aspect of our business.

         PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES. Product development and engineering expenses decreased 39% from NT$106.5 million for 2001 to NT$64.4 million (US$1.9 million) for 2002, primarily due to reduced costs relating to workforce streamlining in 2002 and a de-emphasis on this aspect of our operations.

         SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased 50% from NT$285.6 million in 2001 to NT$141.5 million (US$4.1 million) in 2002, primarily due to tightened expenditure controls during 2002 and a decrease in share compensation expense from 2001 of NT$11.9 million to NT$52.4 thousand in 2002.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 33% from NT$215.7 million for 2001 to NT$143.5 million (US$4.1 million) in 2002, driven by reductions in our workforce and tight expense controls in 2002 and a decrease in share compensation expense from 2001 of NT$91.4 million to NT$4.0 million in 2002.

         NET NON-OPERATING INCOME. For 2002, non-operating income declined 51% from NT$219.2 million for 2001 to NT$108.5 million (US$3.1 million), primarily due to a decrease in cash and investments in 2002, resulting in a lower asset base. We recognized non-operating income as a result of the gain from disposal of short-term investments of NT$62.8 million (US$1.8 million), derived primarily from our sale of mutual fund beneficiary certificates and the gain from disposal of long-term investments in Gamania and a UBS AG Jersey Bond amounting to NT$51.8 million (US$1.5 million). We also recorded an impairment loss in 2002 in the amount of NT$40.0 million related our long-term investment in Rock Internet Corporation.

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001

         ACCESS REVENUES. Total access revenues grew 151% from NT$155.0 million for 2000 to NT$389.8 million for 2001, primarily related to the rollout of ADSL services and the growth of these subscribers, as well as growth in the number of 2-way subscribers, offsetting a reduction in the number of 1-way subscribers in 2001. The number of our broadband subscribers increased from 60,288 as of December 31, 2000 to 119,130 as of December 31, 2001. At year-end of 2001, we had 42,834 1-way subscribers, 17,278 2-way subscribers, and 59,018 ADSL subscribers. As of the fourth quarter of 2001, the average access fee per broadband subscriber per month for access services was around NT$341. Of the total access revenues recorded during 2001, consumer access revenues through Hoshin GigaMedia were approximately NT$377.5 million, while corporate access revenues through KBT were approximately NT$12.3 million.

         MODEM SALE/RENTAL/INSTALLATION REVENUES. Modem sale/rental/installation revenues decreased 94% from NT$126.8 million for 2000 to NT$7.5 million for 2001, resulting mostly from termination of cable modem subsidization. We terminated free rental promotions on one-way cable service and modem sales in 2001, consistent with our efforts to control costs and grow margins.

         WEB DEVELOPMENT REVENUES. Web development revenues decreased 75% from NT$28.9 million for 2000 to NT$7.2 million for 2001, as we de-emphasized this aspect of our business. We expect to record Web development revenues going forward on a limited project-by-project basis.

         ADVERTISING REVENUES. Advertising revenues decreased 81% from NT$26.8 million for 2000 to NT$5.0 million for 2001. The decrease was primarily related to the downturn in advertising markets and de-emphasis of this aspect of our business in 2001. We do not expect advertising revenues to make a significant contribution to our total revenues going forward.

         OTHER REVENUE. We recognized other revenues generated from special broadband projects. Other revenues decreased 60% from NT$3.6 million for 2000 to NT$1.4 million for 2001. Other revenues are expected to vary significantly from time to time.

         OPERATING COST. Operating costs increased 66% in 2001 to NT$1.64 billion compared to NT$987.3 million in 2000, primarily related to three factors: an 83% increase in the amortization of Microsoft's warrant; a 101% increase in telecommunications expenses; and a 159% increase in depreciation of network equipment. During 2001, we incurred amortization of Microsoft's warrant of NT$943.1 million, including an accelerated expense of approximately NT$428.7 million recognized during the fourth quarter in 2001 related to the remaining amount of the warrant. We incurred telecommunications expenses of NT$264.4 million to support the growth of our subscriber base. Depreciation of network equipment other than cable modems also contributed to the increase of our operating costs and other expenses for 2001, amounting to NT$87.9 million. Offsetting these increases in operating costs, amortization of technology license fees decreased 74% from NT$18.7 million in 2000 to NT$4.9 million in 2001 as the amortization period ended in the second quarter. In addition, content department related expenses declined significantly during 2001 as a result of our restructuring. There was a decrease in share compensation expense from 2000 of NT$20.2 million to NT$14.1 million in 2001.

         COST OF MODEM SALE/RENTAL/INSTALLATION. Cost of modem sales/rental/installation decreased 49% from NT$279.0 million in 2000 to NT$143.4 million in 2001, due to decreased sales, use of refurbished cable modems, and a decline in the price of cable modems of approximately 66% during 2001.

         WEB DEVELOPMENT EXPENSES. Web development expenses decreased 47% from NT$23.2 million in 2000 to NT$12.2 million in 2001, in line with our suspension of this aspect of our business. We incurred Web development expenses in connection with our design and development of a Web site for one of our content providers during the first quarter of 2001.

         PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES. Product development and engineering expenses increased 88% from NT$56.6 million in 2000 to NT$106.5 million in 2001, primarily due to share compensation expenses and an increase in staff prior to our restructuring and workforce streamlining in April 2001.

         SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased 26% from NT$383.9 million in 2000 to NT$285.6 million in 2001. We achieved lower selling and marketing expenses and increased operating efficiencies in 2001 in part by shifting sales and marketing expenses to GigaMedia's strategic partners and utilizing a bundled marketing approach. Advertising expenses decreased 58% to NT$135.8 million in 2001, resulting from our de-emphasis of our advertising business, an increased focus on direct marketing, and tight cost controls. There was a decrease in share compensation expense from 2000 of NT$17.1 million to NT$11.9 million in 2001.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 9% from NT$235.9 million in 2000 to NT$215.7 million in 2001. There was a decrease in share compensation expense from 2000 of NT$145.5 million to NT$91.4 million in 2001.
                                       45

         NET NON-OPERATING INCOME. Non-operating income declined 48% from NT$424.0 million in 2000 to NT$219.2 million in 2001, resulting partially from declining interest rates impacting our interest income. In addition, cash and investments decreased, resulting in a lower asset base. We recognized non-operating income in 2001 largely as a result of net interest income of NT$32.5 million and gain from disposal of short-term investments of NT$201.8 million, derived primarily from our sale of mutual fund beneficiary certificates. We recorded a loss of property, plant and equipment of NT$10.8 million in 2001 for improvements made during our occupancy of offices vacated during 2001. Gain on disposal of long-term investment was NT$11.6 million resulting from the sale of one of our equity investments. Net loss of equity investees was NT$27.8 million during 2001, reflecting the write down of an equity investment whose operations we had deemed impaired and the aforementioned equity investment, which we liquidated during 2001.

B.       LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of liquidity consist of cash generated from our operations, interest generated or derived from the investment instruments we purchased with the proceeds of our initial public offering in 2000 and proceeds generated from the disposal of our investments. We do not rely on borrowings, including bank loans and commercial paper facilities, or off-balance sheet activities to finance our operations, expansions and mergers and acquisitions. Because we historically did not generate positive cash flows from our operations, we have substantially relied on our cash management ability to support our operations. In addition, we have in recent periods reduced our workforce and engaged in corporate restructuring to reduce the capital requirement of our operations. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations, while placing remaining funds in higher yield investment instruments. We also review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash or equity. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

         Our future cash requirements will depend on a number of factors including:

     -   the expansion and utilization of our music and artist catalog;

     -   the acquisition of licenses to sell/market products;

     -   the effective and efficient marketing and distribution of our products;

     - the rate at which subscribers purchase our Internet access services and the pricing of such services;

     -   the rate at which we expand our operations and employee base;

     - the level of marketing required to acquire new subscribers and cable partners;

     - the rate at which we invest in upgrading and maintaining our network and future technologies;

     -   the timing of entry into new markets and new services offered;

     -   price competition in the Internet and cable industries; and

     -   changes in revenue splits with our cable partners.

Although operating conditions in 2002 were challenging, our financial condition remained stable. As a result of our operating, investing and financing activities during 2002, the amount of cash and cash equivalents we held increased 56% from NT$794.3 million as of December 31, 2001 to NT$1.2 billion (US$35.8 million) as of December 31, 2002. However, at December 31, 2002, cash and cash equivalents, short-term investments and long-term investments totaled NT$2.7 billion (US$78.9 million), down from NT$6.8 billion at December 31, 2001, primarily due to cash distributions as the return of capital to shareholders and the acquisitions of Rose Records and Tachung Records made in 2002.

         Operating activities. We had significant negative cash flows from operating activities for 2001 and 2002. Cash used in operating activities for 2001 and 2002 was NT$712.3 million and NT$5.3 million (US$153 thousand), respectively. For 2002, cash used in operating activities was primarily the result of a net operating loss of NT$638.0 million (US$18.4 million), largely offset by adjustment of non-cash items, gain and loss for short-term investment and changes in working capital. Our net loss in 2002 was adjusted for significant non-cash items, including, among others, depreciation of NT$196.3 million (US$5.7 million), amortization of intangible assets and deferred assets of NT$97.5 million (US$2.8 million), impairment loss on a long-term investment of NT$40.0 million (US$1.2 million), impairment loss on goodwill of NT$242.9 million (US$7.0 million) and impairment loss on intangible assets of NT$80.6 million (US$2.3 million).

         Investing activities. In 2002, we redeemed short-term investments made in the previous year to support our operations and capital expenditures. We also continued to hold funds in long-term investment instruments and business related securities, which are classified as long-term available-for-sale investments.

         During 2002, we acquired Taiwan's two leading music store chains, Rose Records and Tachung Records for approximately NT$638.9 million (NT$418.3 million in cash, NT$88.0 million of which was not paid and recorded as other current liabilities as of December 31, 2002, and NT$220.6 million in the form of shares in G-Music). This acquisition is included as an investment activity.

         During 2002, proceeds from disposal of short-term and long-term investments amounted to NT$4.1 billion (US$118.2 million) and NT$428.8 million (US$12.4 million), respectively.

         Financing activities. On February 17, 2000, we became the first Taiwan-based Internet company to list on the Nasdaq stock market and raised additional capital of approximately NT$7.8 billion.

         On January 17, 2002, our shareholders approved a return of capital in the amount of US$2 for each ordinary share outstanding and established March 15, 2002 as the record date and March 29, 2002 as the distribution date. The total amount of the return of capital was US$100.3 million, translated into NT$3.5 billion based on the exchange rate at the transaction date. We liquidated short-term investments to support the cash distribution.

         Other. Set forth below are the aggregate amounts, as of December 31, 2002, of our future cash payment obligations under our existing contractual obligations.

                                                   Payments Due by Period (in NT$ thousands)
                                       ------------------------------------------------------------
Contractual Obligations                 Total       Less than 1 year      1-3 years   After 3 years
-----------------------                 -----       ----------------      ---------   -------------
Short-term Loan                         93,000           93,000

Operating Lease                        580,414          234,650            313,525        32,239

Payable to Equipment Suppliers             441              441                  -            -
                                       ------------------------------------------------------------
Total Contractual Cash Obligations     673,855          328,091            313,525        32,239
                                       ============================================================

                                                 Amount of Commitment Expiration Per Period
                                                             (in NT$ thousands)
                                       ------------------------------------------------------------
Other Commercial Commitments            Total       Less than 1 year      1-3 years   After 3 years
----------------------------            -----       ----------------      ---------   -------------
Standby Letters of Credit               34,891           34,891                -            -
                                       ------------------------------------------------------------
Total Other Commercial Commitme         34,891           34,891                0            0
                                       ============================================================

OFF-BALANCE SHEET ARRANGEMENTS

         Historically, all of our revenues and receivables and a majority of our operating expenses and payables are denominated in NT dollars, which is our functional currency. As our expenses denominated in foreign currencies historically have not been material, we have not used hedging transactions to reduce our exposure to exchange rate fluctuations. We do not engage in any non-derivative financial instruments for speculative purposes.

CAPITAL EXPENDITURES

         We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment and software, furniture and fixtures declined 12%, from NT$348.2 million in 2001 to NT$304.7 million (US$8.8 million) in 2002. The decline was primarily related to the continued execution of stringent cost controls and a managed growth plan during 2002. Approximately 71% of our capital expenditures in 2002 were spent to upgrade both of the two music store chains we acquired in 2002. Gross capital expenditures going forward are expected to remain at a level sufficient to maintain quality service. We expect our capital expenditures in 2003 to be flat. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions. We believe that our existing cash, cash equivalents, short-term investments and expected cash flow from operations, will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing lease arrangements, and other requirements through 2003.

DIVIDENDS FROM OUR SUBSIDIARIES IN TAIWAN

         Under existing laws of Taiwan, dividends, whether in cash or shares of common stock, declared by our subsidiaries incorporated under Taiwan law, including Hoshin GigaMedia, out of retained earnings and distributed to us are subject to Taiwan withholding tax, currently at the rate of 20% for non-Taiwan investors holding a Foreign Investment Approval granted by Taiwan's Ministry of Economic Affairs, such as us, on the amount of any cash dividends or on the par value of any share dividends.

FOREIGN CURRENCY EXCHANGE

         All of our revenues and receivables and a majority of our operating expenses and payables are denominated in NT dollars, which is our functional currency. The remaining operating expenses and payables, such as the cost of cable modems and technology license fees, are primarily denominated in U.S. dollars. As a result, our margins may be impacted by fluctuations of exchange rate between the NT dollar and the U.S. dollar, exposing us to foreign currency exchange risks. Because expenses denominated in foreign currencies historically have not been material, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose so in the future. We recognized a foreign exchange gain of NT$93.9 million (US$2.7 million) for 2002 and a foreign exchange gain of NT$13.9 million in 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No.94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No.146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect that the adoption of SFAS No. 146 will have a material impact on our financial position or results of operations, although SFAS 146 may impact the timing of recognition of costs associated with future restructuring, exit or disposal activities.

         In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No.123." SFAS No.148 amends SFAS No.123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No.148 amends the disclosure requirements of SFAS No.123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not expect that the adoption of SFAS No. 148 will have a material impact on our financial position or our results of operations.

         In November 2002, the FASB issued Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not believe the adoption of FIN No. 45 will have a material impact on our financial position or results of operations.

         In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe the adoption of EITF 00-21 will have a material impact on its financial position or results of operations.

         In January 2003, the FASB issued Interpretation No. 46 FIN No.46, "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No.46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. We are currently evaluating the effect of adopting FIN No. 46 on our results of operations and financial position.

         On May 15, 2003, the FASB issued Statement No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stocks and certain options and warrants. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is generally effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating whether SFAS No. 150 will impact our consolidated financial position and results of operations when adopted.

INFLATION

         We do not believe that inflation in Taiwan, where all of our current business is conducted, has had a material impact on our results of operations.

TAXATION

         At December 31, 2002, we had net operating loss carry forwards for tax purposes of approximately NT$2.6 billion (US$75.1 million), which will expire at various times through December 2007. At December 31, 2002, we had a deferred tax asset of NT$682.9 million (US$19.7 million), relating principally to our net operating loss. Our ability to realize the value of our deferred tax asset depends on our future earnings, if any, the timing and amount of which are uncertain. We have recorded a valuation allowance substantially for the entire net deferred tax asset as a result of those uncertainties. We recorded an income tax benefit of approximately NT$4.4 million (US$126 thousand) for 2002, which was related to KBT, a subsidiary of our company.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         While we regard our intellectual property and proprietary rights as important, we believe that our future success is dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on patent, copyright and trademark protection, and, accordingly, we do not consider any particular intellectual property or proprietary right to be material to our business.

D.       TREND INFORMATION

         Please see "- A. Operating Results - Overview" for a discussion of the most recent trends in our operation costs and revenues since the end of 2002. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6.  SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information with respect to all directors and executive officers as of June 1, 2003.

BOARD OF DIRECTORS

-----------------------------------------------------------------------------------------------------------------
      Name                 Age                      Position                 Year Appointed to Current Position
-----------------------------------------------------------------------------------------------------------------
  Nelson Chang             51                       Chairman                                2002
-----------------------------------------------------------------------------------------------------------------
  Yuanchi Chao             53                       Director                                2002
-----------------------------------------------------------------------------------------------------------------
  David Chuang             33                       Director                                2003
-----------------------------------------------------------------------------------------------------------------
    Andre Koo              35                       Director                                1999
-----------------------------------------------------------------------------------------------------------------
 Jeffrey Koo, Jr           38                    Vice Chairman                              1999
-----------------------------------------------------------------------------------------------------------------
   Leslie Koo              48                       Director                                1999
-----------------------------------------------------------------------------------------------------------------
Richard Lin Yang           73                       Director                                2001
-----------------------------------------------------------------------------------------------------------------

EXECUTIVE OFFICERS

---------------------------------------------------------------------------------------------------------------
    Name                 Age                      Position                 Year Appointed to Current Position
---------------------------------------------------------------------------------------------------------------
Nelson Chang             51                       Chairman                                2001
---------------------------------------------------------------------------------------------------------------
Raymond Chang            32               Chief Executive Officer                         1999
---------------------------------------------------------------------------------------------------------------
 Wayne Chen              33          Vice President and General Counsel                   2001
---------------------------------------------------------------------------------------------------------------
 Michel Chu              33         Vice President and Chief Technology                   1999
                                                  Officer
---------------------------------------------------------------------------------------------------------------
Winston Hsia             38      Vice President and Chief Financial Officer               2001
---------------------------------------------------------------------------------------------------------------
 Joseph Shea             37            Vice President and Deputy CFO                      2002
---------------------------------------------------------------------------------------------------------------
  Falco Mi               41        Chief Administrative Officer and Vice                  2002
                                                 President
---------------------------------------------------------------------------------------------------------------

         On March 21, 2003, we announced that our board of directors had received a formal offer from our management group, which is referred to as the Management Group in this annual report, comprised of seven senior officers of our company, to purchase all shares of our company upon certain terms and conditions. For detailed information of the proposed management buyout offer, see Item 8. "Financial information - B. Significant changes". In connection with the management buyout offer proposed by the Management Group, we announced on June 5, 2003 that the chairman of our board of directors, Mr. Nelson Chang had tendered his resignation as our chairman and as a director of our company. The effectiveness of Mr. Chang's resignation is contingent upon the outcome of the offer made by the Management Group. Mr. Chang's resignation will be effective immediately following the earlier to occur of (a) the completion of the management buyout offer proposed by the Management Group and (b) the rejection of the offer by our board of directors or shareholders (assuming that in the case of a rejection by our board of directors, the proposed management buyout offer will be not submitted to our shareholders for their consideration) and receipt by our board of directors of a formal notice from the Management Group that no revised offer will be made in response to such rejection. As of July 15, 2003, Mr. Chang remains chairman and a director of our company.

DIRECTORS

         NELSON CHANG is the chairman of GigaMedia and Hoshin GigaMedia. He is also currently managing director and vice chairman of Chia Hsin Cement Corporation, a listed company on the Taiwan

Stock Exchange, as well as the chief executive officer of KGI Securities Co., Ltd. in Taipei and KG Investments Asia Limited in Hong Kong. Mr. Chang is also the chairman of Wyse Technology Inc. in Hsin Chu, Taiwan and China Network Systems Co., Ltd. in Taipei. A well respected business leader with extensive industry affiliations, Mr. Chang is also executive director of the Chinese National Association of Industry and Commerce, CNAIC; vice chair of the Chinese Taipei Pacific Economic Cooperation Council, PECC, as well as the ROC-USA Economic Council; and chairman of the Chinese Taipei Member Committee of the Pacific Basin Economic Council, PBEC. Mr. Chang received an MBA degree from New York University in 1976.

         YUANCHI CHAO (1) is a director of our company. Mr. Chao currently serves as chairman of Concord Asia Finance Limited, and is a director of each of Touchstone Corporation, LC United Chemical Corporation and Analyst Technology Company, Ltd. He also serves as supervisor of Walsin Lihwa Corporation and Winbond Electronic Corporation. Mr. Chao's experience includes five years of leadership at Dah An Commercial Bank and a three-year term with Occient Corporation. He received his MBA degree from New York University.

         DAVID CHUANG (1) is a director of our company. Mr. Chuang brings to our company significant expertise in securities law and mergers and acquisitions. He has counseled clients in a number of high profile transactions and corporate events. Among the notable transactions are: the International Commercial Bank of China (ICBC) in its share swap with Mega Financial Holdco (Chiao Tung Bank), Taipeibank in its share swap with Fubon Financial Holdco and United Microelectronics Company's "five-into-one" reverse stock split transaction. Mr Chuang currently serves as a partner at LCS & Partners in Taiwan. Prior to joining LCS, Mr. Chuang was an attorney at the law firms of Jones Day and Tsar & Tsai in Taiwan. Mr. Chuang also served as in-house counsel at Chung Sheng Science & Technology Instititute in Taiwan. He received his undergraduate law degree from Taiwan National University and an L.L.M. degree from Duke University School of Law.

         ANDRE KOO is a director of our company. He is also currently the managing director of Chailease Finance Co., Ltd. and the Chinatrust Hotel Ltd., both of which are members of the Koos Group. He is also the president of My-Funding Corp. and chairman of China Life Insurance Company. Mr. Koo received a B.A. degree and an MBA degree from New York University. He is a brother of Jeffrey Koo, Jr. and a nephew of Leslie Koo.

         JEFFREY KOO, JR. is a director of our company. He is also currently the chairman of Chinatrust Commercial Bank, the managing director of Crimson Capital Management, Ltd. and the honorary vice chairman of J-Ho Real Estate Development Co. From February 1993 to January 1995, Mr. Koo also served as the executive vice president of Taiwan Fuji-Xerox Corp. Mr. Koo received a B.A. degree from SooChow University in Taiwan and an MBA degree from the University of Pennsylvania. He is the brother of Andre Koo and a nephew of Leslie Koo.

         LESLIE KOO is a director of our company. He is also currently the president of Taiwan Cement Corporation, a leading cement manufacturer in Taiwan and a member of the Koos Group, the chairman of China Synthetic Rubber Corporation, also a member of the Koos Group, and the chairman of KG Telecommunications. In addition, Mr. Koo is also serving as the chairman of the Taiwan Britain Business Council, a director of the ROC-USA Business Council and a director of the Sino-British Culture and Economy Association. Mr. Koo received a B.A. degree from the University of Washington and an MBA degree from the University of Pennsylvania. He is an uncle of Jeffrey Koo and Andre Koo.

         RICHARD LIN YANG (1) adds extensive business experience in the Greater China region to GigaMedia's board. Mr. Yang currently serves as the vice-chairman of Chongqing Da Dah Navigation Co. Ltd. of the

--------
(1) An independent director.

PRC; director of Chongqing Taipan Storage (Petroleum) Ltd., of the PRC, and Taipan Storage (Petroleum) Pte. Ltd., of Singapore; and as managing director of E-Hsiang Steamship Co. Ltd., of Taiwan. He has also been a non-executive director of EC-Founder (Holdings) Co. Ltd., since 1995. Mr. Yang received his bachelor's degree from the University of California at Los Angeles.

OFFICERS

         RAYMOND CHANG is chief executive officer and a co-founder of GigaMedia as well as senior vice president of Hoshin GigaMedia. He is also currently a special advisor to Chinatrust Commercial Bank. Prior to joining our company, Mr. Chang worked at Koos Development Corp. as a special assistant to the chairman and at McKinsey & Company. Mr. Chang received a B.A. degree in economics and political science from New York University and an M.P.P.M degree from Yale University. From 1996-1997, Mr. Chang also matriculated at the John F. Kennedy School of Government of Harvard University.

         WAYNE CHEN is vice president and general counsel of GigaMedia. Prior to joining our company, he was a senior associate at Simpson Thacher & Bartlett LLP in both its New York and Hong Kong offices where he practiced corporate law. Mr. Chen has conducted various equity and equity-linked corporate finance transactions, as well as several mergers and acquisition transactions and leveraged buy-out financings. He has executed various high yield offerings in Asia and represented derivative and Asian-focused private equity funds. Mr. Chen received his law degree from New York University School of Law and his B.A. in chemistry from the University of Chicago.

         MICHEL CHU is chief technology officer and a vice president of our company. He has extensive experience in Internet-related software development, system engineering and project management. Mr. Chu is responsible for the design, development and implementation of our company's broadband service infrastructure. Mr. Chu received an M.S. degree in electrical engineering from National Taiwan University.

         WINSTON HSIA is the chief financial officer of GigaMedia, as well as the chief financial officer of China Network Systems Co., Ltd., the management company of Koos Group cable entities. Mr. Hsia was formerly chief financial officer and founder of an Internet capital formation business, 01 Inc., in Korea. Prior to that, Mr. Hsia worked for seven years in the fixed income industry, including terms at Peregrine Investment Holdings and Lehman Brothers in Hong Kong. At Lehman Brothers, Mr. Hsia was responsible for fixed income sales to Taiwanese financial institutions and regional central banks. He received an MBA degree in finance from the Wharton School of Business at the University of Pennsylvania in 1992 and his undergraduate degree from the University of California at Berkeley in 1988.

         FALCO MI is chief administrative officer and a vice president of our company. He is also currently a consultant at KGI Securities Co. Ltd in Taipei. Prior to joining our company, Mr. Mi worked at KGI Securities Co. Ltd in Taipei as a manager of the research department, the equity and sales - proprietary trading department and the derivatives product department. Mr. Mi was also senior vice president to the general management office, as well as the spokesman from 1993-2001. Mr. Mi received a B.S. degree in electrical engineering from National Taiwan University.

         JOSEPH SHEA is vice president and deputy chief financial officer of our company. Prior to joining GigaMedia, Mr. Shea was an equity research analyst at Lehman Brothers Asia Limited covering the Internet industry. Before he was at Lehman Brothers, Mr. Shea was a manager at A.T. Kearney (Hong Kong) Limited where he was responsible for project planning and engagement execution for clients based in Asia and Europe. While working at A.T. Kearney, Mr. Shea led several Internet related projects. Mr. Shea also held design engineer positions in several major microprocessor design projects at Intel Corporation. Mr. Shea received his MBA from the University of California at Berkeley. He also holds an M.S. in Electrical Engineering from Columbia University as well as a BS in Electrical Engineering from Carnegie-Mellon University.

B.       COMPENSATION

         For the year ended December 31, 2002, the aggregate compensation paid by us to all of our executive officers was approximately NT$24,341 thousand (US$701 thousand) and the aggregate compensation paid by us to all of our directors was approximately NT$2,484 thousand (US$72 thousand).

C.       BOARD PRACTICE

         Neither we nor any of our subsidiaries has signed any service contract with any of our directors in respect of provision of benefit upon termination of employment.

         Each of our directors will remain in his office as a director until:

         - he is prohibited from acting as a director by reason of any order made pursuant to the Singapore Companies Act (Chapter
                  50);

         -        he resigns from his office;

         -        he receives a bankruptcy order made against him;

         -        he is found to be lunatic or of unsound mind; or

         - he is removed by an ordinary resolution passed by our shareholders in accordance with the provisions of the Singapore Companies Act (Chapter 50).

         Our board of directors has appointed an audit committee. The audit committee currently consists of Messrs. Yuanchi Chao, David Chuang and Richard Yang. Our audit committee will select and engage, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of our annual audit. This committee will also review and approve the terms of proposed material transactions with related parties. In accordance with our articles of association, all of the members of our audit committee must be persons who qualify as "independent" directors for purposes of the rules and regulations of Nasdaq.

D.       Employees

         As of May 31, 2003, the online business unit of GigaMedia employed 182 people, excluding part-time and temporary personal and consultants. Of the total: 60 were employed in our broadband services group, including sales and marketing and related services; 69 were employed in our operational services group, including customer service; 26 were employed in our technology group; 17 were employed in our finance group; and 10 were employed in operations and general and administration. In addition, our subsidiary KBT employed a total of 67 people. Our offline business unit employed a total of 377 people, including 335 store employees and 42 office employees.

         None of our employees is subject to any collective bargaining arrangements, and we consider our relations with employees to be good.

E.       SHARE OWNERSHIP

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

         The tables below set forth information as to our directors', and executive officers' share ownership in our company as of May 20, 2003.

-------------------------------------------------------------------------------------------------------
                                          NUMBER OF
                        NUMBER OF      SHARES ISSUABLE
                         COMMON         UPON EXERCISE      EXERCISE PRICE
    DIRECTOR             SHARES          OF OPTIONS            (US$)              EXPIRATION DATE
-------------------------------------------------------------------------------------------------------
   LESLIE KOO              (1)             100,000              24.3                   2005
-------------------------------------------------------------------------------------------------------
JEFFREY KOO, JR.           (1)             100,000              24.3                   2005
-------------------------------------------------------------------------------------------------------
    ANDRE KOO              (1)             100,000              24.3                   2005
-------------------------------------------------------------------------------------------------------

-------------------
         (1) See discussions of beneficial ownership of this person in our company in "--Beneficial Ownership" below.

-----------------------------------------------------------------------------------------------------
                                          NUMBER OF
                        NUMBER OF      SHARES ISSUABLE
   EXECUTIVE             COMMON         UPON EXERCISE      EXERCISE PRICE
    OFFICER              SHARES          OF OPTIONS            (US$)              EXPIRATION DATE
-----------------------------------------------------------------------------------------------------
   MICHEL CHU             408,000            0                  N/A                    N/A
-----------------------------------------------------------------------------------------------------
  JOSEPH SHEA               0                0                  N/A                    N/A
-----------------------------------------------------------------------------------------------------
RAYMOND CHANG             275,000            0                  N/A                    N/A
-----------------------------------------------------------------------------------------------------
  WINSTON HSIA              0                0                  N/A                    N/A
-----------------------------------------------------------------------------------------------------
  WAYNE CHEN                0                0                  N/A                    N/A
-----------------------------------------------------------------------------------------------------

BENEFICIAL OWNERSHIP

         As of May 20, 2003, Leslie Koo held beneficiary ownership of 13,145,313 common shares or approximately 26.21% of common shares of our company, consisting of 4,616,389 common shares through legal entity Robustos Capital Investments Ltd., 3,687,271 shares through legal entity JKK Inc., 3,257,143 shares through TCC International Limited and 1,584,510 common shares through KGEX.com Co., Ltd., respectively.

         As of May 20, 2003, Jeffrey Koo and Angelo Koo jointly owned 14,742,856 common shares or approximately 29.40% of common shares of our company through legal entities Best Method Inc., Golden Pacific Equities Ltd., and Kudos Fund.

         The above Koo's family directors beneficially own approximately 27,888,169 shares in our company, representing approximately 55.61% of our outstanding shares. Our directors and executive officers as a group beneficially own approximately 28,571,169 shares in our company, representing 56.97% of our outstanding shares.

         Other than the above Koo family directors, no other director or executive officer beneficially owns more than 1% of the outstanding shares of our company.

EMPLOYEE SHARE OPTION PLANS

         During 2000, we adopted the 1999 Employee Share Option Plan, or the 1999 Plan. Pursuant to the

1999 Plan, up to two million common shares may be granted to employees of our company. The 1999 Plan is administered by a committee designated by our board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable. During 2000, options to purchase 1,111,440 shares of our company's common stock were granted at an exercise price of US$24.3, a 10% discount to the initial public offering price of US$27, and options to purchase 836,470 shares of our company's common stock were granted at an exercise price of US$15, representing fair value at the date of grant. The options expire on the date of termination of employment or five years from the date of grant if not exercised. Also, the options are not transferable other than on death, and are exercisable in three annual installments of 30%, 30%, and 40% commencing one year from the date of grant when the specific employees complete one, two, or three years, respectively, of service with us. We grant fixed awards with pro rata vesting, and computes compensation expenses along with the vesting periods.

         Unearned compensation for outstanding options granted under the 1999 Plan as of December 31, 2001 and 2002 amounted to NT$5.3 million and nil. In June 2001, we cancelled all outstanding stock options granted in 2000 under the 1999 Plan, resulting in the recognition of compensation expense in the amount of NT$53.3 million for 2001. Total compensation expense recorded in 2001 for all options amounted to NT$130.8 million which consists of amortization of options outstanding during 2001, net of forfeitures. We recognized the amortization of compensation expenses in 2002 in the amount of NT$5.3 million.

         During 2001, we adopted the 2001 Employee Share Option Plan, or the 2001 Plan, under which up to three million common shares may be granted to employees of our company. There were no options granted under the 2001 Plan and the 2001 Plan was cancelled in June 2002.

         During 2002, we adopted no employee share option plan.

SHARE INCENTIVE PROGRAM

         In order to provide appropriate equity incentives to our employees, in October 1998 and the first half of 1999, Hoshin Gigamedia issued an aggregate of
4.679 million shares of Hoshin Gigamedia to some of our employees at no cost, generally subject to a three-year vesting schedule. Following our acquisition of 100% of Hoshin Gigamedia, these shares of Hoshin Gigamedia were exchangeable for
4.679 million shares of our company, subject to the original vesting schedule. We do not plan to issue shares to our employees in the future for compensation purposes, other than shares issued upon the exercise of our employee share options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         The following table sets forth information known to us with respect to the ownership of our shares as of May 20, 2003 by (1) each shareholder known by us to own more than 5% of our shares and (2) all directors and executive officers as a group.

                                                                         PERCENTAGE OF
                 NAME OF OWNER (1)                     SHARES OWNED       SHARES OWNED
------------------------------------------------       ------------      -------------
Best Method Inc.(2).............................        10,799,999           21.53%
Robustos Capital Investments Ltd (2) ...........         4,616,389             9.2%
JKK Inc.(2) (3).................................         3,687,271             7.4%(3)
Batterymarch Financial Management Corp.                  3,039,000             6.1%
Kudos Fund(2)...................................         3,600,000             7.2%
TCC International Limited(2)....................         3,257,143             6.5%
Leslie Koo(4)...................................        13,145,313           26.21%
Jeffrey Koo and Angelo Koo(5)                           14,742,856            29.4%
Directors and executive officers as a group (13
persons) .......................................        28,571,169           56.97%

---------------
(1) As at May 20, 2003 Microsoft Corporation held 2.8% shares of our company, decreased from 8.2% as at March 15, 2002, and ceased to be a major shareholder of our company.

(2) A member of the Koos Group. The Koos Group is controlled by members of the Koo family, which includes three of our directors: Jeffrey Koo, Jr., Leslie Koo and Andre Koo.

(3) In December 2000, JKK Inc. transferred 1,584,510 shares to KGEX.com Co. Ltd., which decreased JKK ownership percentage from 25.2% to 22%. In February 2003, JKK transferred 4,616,389 shares to Robustos Capital Investments Ltd. In addition, JKK has pledged but not sold 3,687,271 of their remaining shares.

(4) Leslie Koo owns these shares through several legal entities, consisting of 4,616,389 shares through Robustos Capital Investments Ltd., 3,687,271 shares through JKK Inc., 3,257,143 shares through TCC International Limited and 1,584,510 shares through KGEX.com Co., Ltd.

(5) Jeffrey Koo and Angelo Koo jointly own 14,742,856 common shares of our company, consisting of 10,799,999 shares owned through Best Method Inc., 342,857 shares through Golden Pacific Equities Ltd., and 3,600,000 shares through Kudos Fund.

         As of May 20, 2003, we had 50,154,000 ordinary shares outstanding, out of which, 21,582,831 shares were listed on the Nasdaq and not held by our major shareholders and directors or executive officers as disclosed above and in Item 6 "Senior Management and Employees - E. Share Ownership", representing 43.0% of our total outstanding shares. As of May 20, 2003, the 21,582,831 shares listed on the Nasdaq, were held by 21 record holders, including nominee holders, with the registered address in the United States. None of our major shareholders have different voting rights from those of other shareholders of us.

         There are no arrangements known to us, the operation of which may at a subsequent date result in a change of control of our company.

RELATED PARTY TRANSACTIONS

         We from time to time have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is that such transactions have been conducted on terms as favourable to us as obtainable at the time in a comparable arm's length transaction with a non-affiliate.

         KOOS GROUP CABLE OPERATORS

         For 2000, 2001, 2002 and as of June 24, 2003, 16, 16, 12 and 12 of our
cable partners, respectively, were members of the Koos Group cable television network. As part of our revenue sharing arrangements with these partners, we generally pay them (1) 35% to 45% of each subscriber's monthly access fee in excess of NT$300 and (2) NT$500 per cable modem installation. These payments totaled approximately NT$38.2 million, NT$45.6 million, and NT$48.0 million (US$1.38 million) for 2000, 2001 and 2002, respectively. The term of our agreements with these cable partners is generally nine years, and we have generally been granted exclusive rights to use their cable systems to provide Internet access services. In June 1999, we extended an NT$40 million cash advance to two of our cable partners that are members of the Koos Group cable television network. This advance was fully reimbursed in September 1999. We did not earn any interest from this transaction.

         MICROSOFT

         Hoshin Gigamedia and Microsoft entered into a Business Co-Operation Agreement in November 1999 pursuant to which:

         - Microsoft agreed to include some of our content on a narrowband version of the Microsoft Network to be developed for Taiwan;

         - the parties agreed to create a co-branded broadband version of Microsoft Network for Taiwan;

         - the parties agreed to jointly develop shopping channels to be made available in Taiwan on the narrowband version of Microsoft Network and the co-branded broadband version of Microsoft Network;

         - Hoshin Gigamedia agreed to accept Microsoft as its default technology provider;

         - the parties agreed to a number of access revenue sharing arrangements, including (1) sharing revenues derived from electronic commerce channels jointly developed and (2) paying Microsoft 2% of our gross cable-based Internet access revenues in consideration for our use of its licensed software; and

         - Hoshin Gigamedia undertook to spend $1 million on advertising services over a three-year period ending in November 2002.

         No products have been developed or are expected to be developed pursuant to this agreement. This agreement terminates on the date upon which Microsoft no longer holds a majority of our shares initially purchased pursuant to the Share and Warrant Purchase Agreement dated as of October 27, 1999.

         Hoshin Gigamedia has also entered into a content license agreement with MSNBC Interactive News, L.L.C., a subsidiary of Microsoft, pursuant to which MSNBC has granted Hoshin Gigamedia a non-exclusive license to use and transmit a selected portion of its news content.

         In November 1999, we issued a warrant to Microsoft in connection with the purchase by Microsoft of 4 million of our shares for $35 million. The warrant is exercisable for five years and initially entitles Microsoft to purchase up to 10 million of our shares at $6.60 per share. Microsoft has not exercised the warrant. For further information see note 5 of the Consolidated Financial Statements.

         CHINATRUST COMMERCIAL BANK

         Pursuant to an arrangement between our wholly-owned subsidiary KBT and Chinatrust Commercial Bank since September 2001, KBT charges Chinatrust Commercial Bank a monthly leased line fee. This fee totaled approximately NT$886 thousand and NT$950 thousand (US$27.3 thousand) in 2001 and 2002, respectively.

GRAND PACIFIC SECURITIES INVESTMENT TRUST CO., LTD.

         We purchased beneficiary certificates of fixed-income open-end mutual funds that are managed by the Grand Pacific Securities Investment Trust Co., Ltd., a member of the Koos Group. For 1999 and 2000, these purchases totaled NT$100 million and NT$700 million, respectively. We did not pay any fees or commissions to Grand Pacific in connection with these purchases. We sold all beneficiary certificates in 2000 at a gain of NT$14,549 thousand and repurchased additional beneficiary certificates. As of December 31, 2001, the Grand Pacific Securities Investment Trust Co., Ltd. was no longer affiliated with the Koos Group because the Koos Group disposed of all of their shares in Grand Pacific Securities Investment Trust Co., Ltd. in 2001.

         RAYMOND CHANG

         During 2001, we provided our CEO, Raymond Chang, a two-year loan in the amount of approximately NT$18.5 million at an annual interest rate of 4.45%. On June 2, 2003, we agreed with Mr. Chang that the loan will be due by December 31, 2003 and that interest will continue to accrue at 4.45% per annum until full payment is received. Mr. Chang began making payments against interest and principal on June 2, 2003.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         Please refer to Item 18 for a list of all financial statements as part of this annual report on Form 20-F.

INFORMATION ON LEGAL OR ARBITRATION PROCEEDINGS

         We are currently a party to a legal proceeding related to our initial public offering, as described below. As the proceeding relates to misconduct by the underwriters and not GigaMedia, we do not expect that the ultimate outcome of this legal proceeding will have a materially adverse effect on our financial position or overall trends in results of our operations. However, if an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations.

         In December 2001, a class action lawsuit was filed against us and our directors and some officers on behalf of purchasers of our common stock between February 17, 2000 and December 6, 2000 inclusive. There are over 300 issuers who are defendants in this class action.

         The complaint alleges that we violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder in connection with the initial public offering of our stock or our IPO. The complaint further alleges that the prospectus used for our IPO was materially false and misleading because it failed to disclose, among other things (i) the underwriters had solicited and received excessive and undisclosed commissions from certain investor in exchange for which the underwriters allocated to those investors substantial portion of the restricted number of our shares issued in connection with our IPO; and (ii) the underwriters had entered into agreements with customers whereby the underwriters agreed to allocate our shares to those customers in our IPO in exchange for which the customer agreed to purchase additional GigaMedia shares in the aftermarket at pre-determined prices.

         The plaintiffs claim damages in an unspecified amount, including class damages and statutory compensation in an amount to be determined at trial, including interest, costs and attorneys' fees. On or around April 19, 2002, the plaintiffs filed amended complaints against us. On July 1, 2002, the underwriter defendants filed their motion to dismiss the amended complaints. Subsequently, on July 15, 2002, the issuer defendants filed their motion to dismiss the amended complaints. The parties completed the briefing on the motions to dismiss, and the court held oral argument on the motions to dismiss on November 1, 2002. On October 17, 2002, a settlement consideration was proposed that the insurers, on behalf of the defendant directors and officers, shall severally pay the sum of US$100 million for the benefits of the plaintiffs in the class action. On February 19, 2003, the court issued an Opinion and Order on defendants' motions to dismiss, which granted the motions in part and denied the motions in part. As to our company, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.

         As the litigation is still at a very early stage, neither we nor our attorney is able to assess the likelihood of an unfavorable outcome and can determine as to the amount or range of potential loss, if any. However, we intend to vigorously defend ourself against allegations. We have entered into an insurance policy with American Insurance Group with US$10 million of liability coverage. In addition, we have requested the underwriters of our IPO for reimbursement for all cost, expenses, losses and/or damages incurred by us in connection with such lawsuit. Accordingly, as of December 31, 2002, management believes that the potential liability, if any, will be covered by the insurance policy, and hence we have not recorded any provision related to these claims.

         Except for the above-referenced litigation, we are not aware that any of our directors, any member of our senior managements or any of our affiliates is a party to any current or pending legal proceedings the outcome of which is expected to have a material adverse effect on us.

         In addition, G-Music was involved in an administrative proceeding instituted by the Taiwan Fair Trade Commission with respect to G-Music's acquisition of Rose Records and Tachung Records in 2002. The Fair Trade Commission approved such acquisition but fined NT$3 million in total for alledged violation by us of certain regulations during the process of the acquisition. We paid and expensed the NT$3 million fine in 2002.

DIVIDEND POLICY

         We have never declared nor paid any dividends on our shares. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not intend to pay dividends in the foreseeable future.

B.       SIGNIFICANT CHANGES

         On March 21, 2003, we announced that our board of directors had received a formal offer from our management group, or the Management Group, comprised of seven senior officers of our company, to purchase all shares of our company for US$1.20 per share.

         On June 12, 2003, the Management Group submitted an amended offer, or the Amended Offer, to our board of directors. The Amended Offer was structured as a scheme of arrangement under Singapore law whereby GigaMedia was expected to return capital and cancel all outstanding shares of GigaMedia other than those held by the Management Group, either directly or through a separate legal entity formed by the Management Group. In addition, the Amended Offer increased the purchase price from US$1.20 per share to US$1.30 per share.

         Terms of the Amended Offer are subject to the following conditions: (a) the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to GigaMedia and the Management Group; (b) the scheme of arrangement being sanctioned and approved by a court of competent jurisdiction in Singapore; (c) disclosure documents complying with Rule 13e-3 of the U.S. Securities Exchange Act of 1934 being filed and approved by the U.S. Securities and Exchange Commission; (d) the receipt of an opinion from GigaMedia's independent financial advisor to the effect that the transactions contemplated in the Amended Offer are fair to GigaMedia's shareholders; (e) the receipt of all necessary consents from third parties and the making of any necessary foreign or domestic governmental filings, and the expiration of any specified waiting periods thereunder without challenge; and (f) the Amended Offer being accepted by GigaMedia's shareholders
(i) holding not less than 75% of GigaMedia's outstanding shares, and (ii) representing a majority in number of members present; in each case, present and voting at a shareholders' meeting that is duly called and fulfills the quorum requirements under Singapore law and GigaMedia's constituting documents to ratify the transaction.

         As stated in our March 21, 2003 annoucement, GigaMedia's board of directors had formed a special committee made up of four directors, including Nelson Chang, chairman of GigaMedia, Yuanchi Chao, David Chuang and Richard Lin Yang to review the offer made by the Management Group.

         The Amended Offer required that our board of directors respond, by the end of the business day, Taipei, Taiwan time, on June 20, 2003, which date was subsequently extended by the Management Group to July 14, 2003, to the Management Group whether our board of directors agreed to continue discussions with the Management Group. Under the proposal made by the Management Group as of June 30, 2003, in the event that our board of directors did not revert by July 14, 2003, the Management Group was entitled to terminate all discussions on the Amended Offer.

         The board of directors did not revert by July 14, 2003. Therefore, the Management Group is entitled to terminate discussions on the Amended Offer. However, our board of directors has not received a formal notice from the Management Group whether the Management Group will terminate the discussion, extend the deadline again or revise the terms of the offer.

         We cannot assure you that the management buyout offer will proceed on terms and conditions set forth in such offer, or at all. We will make an appropriate announcement in the event that GigaMedia enters into any definitive agreement on the offer with the Management Group. In the meantime, we urge you to exercise caution when dealing with Gigamedia shares and you should not take any action that may be prejudicial to your interests in our company.

         In addition, in connection with the management buyout offer made by the Management Group, we announced on June 5, 2003 that the chairman of our board of directors, Mr. Nelson Chang had tendered his resignation as our chairman and as a director of our company. The effectiveness of Mr. Chang's resignation is contingent upon the outcome of the offer made by the Management Group. Mr. Chang's resignation will be effective immediately following the earlier to occur of (a) the completion of the management buyout offer proposed by the Management Group and (b) the rejection of the offer by our board of directors or shareholders (assuming that in the case of a rejection by our board of directors, the proposed management buyout offer will be not submitted to our shareholders for their consideration) and receipt by our board of directors of a formal notice from the Management Group that no revised offer will be made in response to such rejection. Although the Management Group is entitled to terminate discussions on the management buyout offer because our board of directors did not revert to the Management Group by July 14, 2003, as of July 15, 2003 our board has not received a formal notice from the Management Group that no revised offer will be made and Mr. Chang remains chairman and a director of our company.

ITEM 9.  THE OFFER AND LISTING

MARKET PRICE INFORMATION FOR OUR SHARES

         Our shares have been listed and traded on the Nasdaq since February 24, 2000. The following table shows, for the periods indicated, the high and low closing prices for the shares as quoted on the Nasdaq, as well as the total trading volume and the average daily trading volume for such shares.

                                                           Common Shares
                                ------------------------------------------------------------------------------------
                                 High            Low    Total Trading Volume            Average Daily Trading Volume
Year Ended December 31,          ----            ---    --------------------            ----------------------------
        2000                           (in US$)                 (in thousands shares)
--------------------------------------------------------------------------------------------------------------------
First quarter                   $ 90.80        $ 51.40        24,450                                815
--------------------------------------------------------------------------------------------------------------------
Second quarter                  $ 50.77        $ 11.92        16,454                                261
--------------------------------------------------------------------------------------------------------------------
Third quarter                   $ 12.88        $  7.08        12,768                                203
--------------------------------------------------------------------------------------------------------------------
Fourth quarter                   $ 8.50        $  2.70         9,610                                153
--------------------------------------------------------------------------------------------------------------------

                                                           Common Shares
                                ------------------------------------------------------------------------------------
                                 High            Low    Total Trading Volume            Average Daily Trading Volume
Year Ended December 31,          ----            ---    --------------------            ----------------------------
        2001                           (in US$)                 (in thousands shares)
--------------------------------------------------------------------------------------------------------------------
First quarter                   $  4.05        $  2.53         1,710                                 86
--------------------------------------------------------------------------------------------------------------------
Second quarter                  $  2.84        $  1.13         5,656                                 94
--------------------------------------------------------------------------------------------------------------------
Third quarter                   $  1.42        $  0.67         7,546                                126
--------------------------------------------------------------------------------------------------------------------
Fourth quarter                  $  2.70        $  0.86         4,556                                 76
--------------------------------------------------------------------------------------------------------------------

                                                           Common Shares
                                ------------------------------------------------------------------------------------
                                 High            Low    Total Trading Volume            Average Daily Trading Volume
Year Ended December 31,          ----            ---    --------------------            ----------------------------
        2002                           (in US$)                 (in thousands shares)
--------------------------------------------------------------------------------------------------------------------
First quarter                    0.56           0.45        28,046,529                            445,183
--------------------------------------------------------------------------------------------------------------------
Second quarter                   1.25           0.67         6,221,250                             98,750
--------------------------------------------------------------------------------------------------------------------
Third quarter                    1.30           0.63         4,967,104                             77,611
--------------------------------------------------------------------------------------------------------------------
Fourth quarter                   0.84           0.42         9,813,312                            153,333
--------------------------------------------------------------------------------------------------------------------

                                                           Common Shares
                                ------------------------------------------------------------------------------------
                                 High            Low    Total Trading Volume            Average Daily Trading Volume
Year Ended December 31,          ----            ---    --------------------            ----------------------------
        2003                           (in US$)                 (in thousands shares)
--------------------------------------------------------------------------------------------------------------------
       January                   1.52           0.69         18,753,399                           893,019
--------------------------------------------------------------------------------------------------------------------
      February                   1.03           0.73          3,897,489                           205,131
--------------------------------------------------------------------------------------------------------------------
        March                    1.05           0.66          5,203,926                           247,806
--------------------------------------------------------------------------------------------------------------------
        April                    0.94           0.86          3,954,426                           188,306
--------------------------------------------------------------------------------------------------------------------
         May                     0.96           0.87          2,977,128                           141,768
--------------------------------------------------------------------------------------------------------------------
June (through June 24)           1.27           0.9          15,189,900                           893,524
--------------------------------------------------------------------------------------------------------------------

Source: Yahoo!

ITEM 10.          ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Our current Memorandum and Articles of Association were adopted on September 13, 1999.

         Under Clause 3 of our Memorandum of Association, we have the capacity and the rights, powers and privileges of a natural person.

         The following is a summary of certain provisions of our Articles of Association.

         DIRECTORS

         Each of our directors will remain in his office as a director until:

         - He is prohibited from acting as a director by reason of any order made pursuant to the Singapore Companies Act (Chapter 50);

         - He resigns from his office;

         - He receives a bankruptcy order made against him;

         - He is found to be lunatic or of unsound mind; or

         - He is removed by an ordinary resolution passed by our shareholders in accordance with the provisions of the Singapore Companies Act (Chapter
         50).

         Any significant related party transactions require prior approvals from our audit committee which consists solely of independent directors. A director of our company who is directly or indirectly interested in a transaction, contract or arrangement with our company shall disclose the nature of his interest at a meeting of the board of directors. A director shall not vote on a transaction in which he has a material interest and that director shall not be counted in the quorum present at the meeting for such transaction. However, a director may vote and be counted in the quorum regarding a transaction in which such director has a non-material interest. The question of materiality or the question of the entitlement of any director to vote at a meeting may be resolved by the interested director voluntarily abstaining from voting or by the chairman of the meeting. Directors may vote on any proposals or arrangements concerning the benefit of our employees which may relate to both directors and employees of us, so long as any director does not have any privilege or advantage not generally granted to the class of persons to which such benefit scheme relates. In addition, any of our directors may vote on any contract for the purchase or maintenance for any director or directors of our company of insurance against liability. Our Board of Directors may exercise all the powers of our company to borrow any sum of money, to give guarantees or indemnities, to mortgage or charge our undertaking, property and uncalled capital, or to issue debentures or other securities for any debt, liability or obligation of our company.

         The remuneration of the directors of our company is determined by our compensation committee. The directors' remuneration shall be deemed to accrue from day to day.

         Non-executive directors of our company are subject to retirement by rotation.

         Our Directors are not required to hold any of our shares by way of qualification. A Director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.

         AUDIT COMMITTEE

         Our Audit Committee will select and engage, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of our annual audit. This committee will also review and approve the terms of proposed material transactions with related parties. In accordance with our articles of association, all of the members of our Audit Committee must be persons who qualify as "independent" directors for purposes of the rules and regulations of the Nasdaq.

         The Audit Committee is currently consisted of Messrs. Yuanchi Chao, David Chuang and Richard Yang. We intend to fully comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the rules of the U.S. Securities and Exchange Commission thereunder and Nasdaq's requirements relating to audit committees.

         DIVIDENDS

         Our Board of Directors may declare dividends by passing an ordinary resolution at an Annual General Meeting. Our profits available for dividend and determined to be distributed shall be applied to pay dividends to shareholders according to their respective rights and priorities. Except for shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid up or deemed paid up on shares.

         All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our Board of Directors for the benefit of us until claimed. If any dividend has not been claimed for six years after becoming due for payment, our Board of Directors may forfeit such dividend. After such forfeiture no shareholder or other person shall have the right to claim such dividend, but our Board of Directors may determine to pay the whole or part of such dividend to the shareholder or other person who could have claimed that dividend immediately before it was forfeited. No dividend shall bear interest against us.

         LIQUIDATION DISTRIBUTION

         In the case of winding up our company and in accordance with requirements of laws, our shareholders may pass a special resolution to authorize a liquidator to divide and distribute our assets to our shareholders or, authorize the liquidator to vest the whole or part of our assets in trustees upon such trusts for the benefit of the contributories so that no shareholder will be compelled to accept shares or other securities on which there is any liability.

         SHAREHOLDERS' MEETINGS

         We are required to hold an annual general meeting once in every calendar year and not more than 15 months after the preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit, and they must do so upon the request in writing of shareholders representing not less than 10% of our paid-up share capital. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting of our shareholders. Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of those present and voting. An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution, requiring an affirmative vote of at least 75% of those present and voting, is necessary for certain matters under the Singapore Companies Act (Chapter 50), such as an alteration of our articles of association. Subject to the Singapore Companies Act (Chapter 50), at least 21 days' advance written notice specifying the intention to propose a special resolution must be given of every general meeting convened for the purpose of passing a special resolution. Subject to the Singapore Companies Act (Chapter
50), at least 14 days' advance written notice must be given of every general meeting convened for the purpose of passing an ordinary resolution.

         VOTING RIGHTS

         Voting at any meeting of our shareholders is by a poll. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him.

         SHARE CAPITAL

         We generally have the right by obtaining a general mandate at the Annual General Meeting to repurchase not more than 10% of our own shares in issue.

         Our Board of Directors may make a capital call on our shareholders with respect to the amounts unpaid on their shares and the shareholders are required to pay the call in one sum or by installment to the person at the time and place as appointed by the Board of Directors. The Board of Directors may revoke a call or postpone the time previously fixed for the call payment.

         We have the right, by ordinary resolution, to increase our capital by a sum and the number of shares as the resolution prescribes.

         We may by ordinary resolution:

         (i) consolidate and divide some or all of our share capital into shares of a larger nominal value than our existing shares; upon such consolidation, our Board of Directors may determine, as between the holders of shares to be consolidated, which particular shares are to be consolidated into each consolidated share, and may appoint a third party to sell any fractions of shares resulting from such consolidation and distribute ratably the net proceeds of such sale to the shareholders who would otherwise be entitled to a fraction or fractions of shares;

         (ii) subject to applicable law, sub-divide some or all of our shares into shares of a smaller nominal value than is fixed by our Memorandum of Association and determine that, as between the holders of the divided shares, different rights or restrictions which we may apply to new shares may apply to some of those divided shares; or

         (iii) cancel any shares which have not been taken or agreed to be taken by any person at the date of the passing of the resolution and reduce the amount of our share capital by the amount of the shares so cancelled;

         We may also by special resolution reduce our share capital and any capital redemption reserve fund and any share premium account in any manner as authorized by law.

         We are not required to provide any sinking fund pursuant to our Articles of Association. There was no provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of our shares.

         There was no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares.

         MODIFICATION OF RIGHTS

         We may vary or abrogate any special rights attached to any class of our shares, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or by a special resolution passed at a separate meeting of holders of the shares of that class.

         TRANSFER OF SHARES

         Subject to our articles of association, shares are freely transferable but our directors may decline to register any transfer of our shares on which we have a lien. All of our outstanding shares have been fully paid. In addition, our directors may refuse, at their discretion, to register or transfer shares to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in the usual common form or in a form approved by our directors. Our directors may decline to register any transfer of shares evidenced in certificated form unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as they may require. We will replace worn-out, defaced, lost or destroyed certificates for shares upon, among other things, the applicant furnishing evidence and indemnity as the directors may require.

         TAKEOVERS

         The acquisition of shares of public companies is regulated by, inter alia, the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-overs and Mergers. Any person, either on his own or together with parties acting in concert with him, acquiring an interest in 25% or more of our voting shares is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Singapore Code on Take-overs and Mergers. "Parties acting in concert" will be presumed to include related and associated companies, directors, including their relatives, pension funds, discretionary funds and financial advisers in respect of shares held by them and funds managed by them on a discretionary basis where the shareholdings of the financial adviser and any of those funds total 10% or more of the equity share capital of the acquiring party. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and commission, paid by the offeror or parties acting in concert with him for shares of that class within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding between 25% and 50%, both inclusive, of the voting shares, either on his own or together with parties acting in concert with him, acquires additional shares representing more than 3% of the voting shares in any 12-month period.

C.      MATERIAL CONTRACTS

         The following are summaries of our material contracts entered into over the past 2 years. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report or incorporated into this annual report by reference to our annual reports on Form 20-F (File No. 000-30540) filed with the Commission on June 28, 2001 and June 28, 2002.

ACQUISITION AGREEMENTS TO ACQUIRE ROSE RECORDS AND TACHUNG RECORDS, TAIWAN'S TWO LEADING MUSIC STORE CHAINS, ENTERED INTO AS OF FEBRUARY 2002 WITH RESPECT TO ROSE RECORDS AND SEPTEMBER 2002 WITH RESPECT TO TACHUNG RECORDS.

         We finalized agreements in February 2002 in the case of Rose Records and in September 2002 in the case of Tachung Records to acquire through our directly-owned subsidiary, G-Music Limited, all of the ownership interests of Rose Records Co., Ltd. and Tachung Records Co., Ltd.

         The total purchase price was NT$638.9 million, consisting of NT$418.3 million in cash, NT$88.0 million of which was not paid and recorded as other current liabilities as of December 31, 2002, and NT$220.6 million in the form of shares in G-Music. The value of G-Music common stock was determined based on management's estimate of the fair value of G-Music common stock in connection with the acquisitions.

         The value of the net tangible assets and the amortizable intangible assets of the companies acquired was NT$370.6 million at the acquisition dates. We currently own approximately 58% of G-Music after the shares issued to the selling shareholders of Rose Records and Tachung Records.

STRATEGIC ALLIANCE AGREEMENT ENTERED INTO AS OF MARCH 11, 2001 WITH GAMANIA DIGITAL ENTERTAINMENT CO.

         Under the strategic alliance agreement, we agreed to cooperatively provide broadband ISP service targeting Gamania's online game subscribers. Gamania agreed to provide all products and services on a most favorable pricing basis, and all new online games on a minimum one-month exclusive access basis.

We retain the exclusive advertising rights to the co-branded site and share with Gamania a commission of 10% monthly ISP access fee per related subscriber if certain sales milestones are achieved.

COMMERCIAL AGREEMENT ENTERED IN TO AS OF APRIL 20, 2001 WITH ROCK INTERNET CORPORATION, OR RIC

         Under the commercial agreement, we can obtain licensing of RIC Content, on a preferential and most favored nation basis, for use on PC/Internet, wireless and interactive television platforms and jointly promote service and products by on-line and off-line advertising and promotional activities. We are entitled to receive 3% of all gross revenue as a referral fee from RIC's e-commerce sale and RIC shall receive 50% of advertising revenues generated from the co-branded site. Under this agreement, RIC shall purchase an aggregate of US$1.5 million of our services within 3 years of the signing date. Upon the failure of RIC's performance, Rock Music Group, the major shareholder of RIC, is obligated to assume the purchase obligation and other obligations of RIC.

STRATEGIC ALLIANCE AGREEMENT, ENTERED INTO AS OF MAY 14, 2001, AMONG US, GIGAMUSIC.COM LIMITED, AND EMI MUSIC ASIA (A DIVISION OF EMI GROUP HONG KONG LIMITED)

         In May 2001, we entered into a strategic alliance agreement with EMI to jointly pursue business opportunities, develop an e-commerce marketplace for music in Taiwan, and support the business of GigaMusic.com Limited, our subsidiary. Under the strategic alliance agreement, GigaMusic.com Limited will be responsible for the infrastructure, costs and implementation of all projects. EMI's supporting responsibilities include providing access to EMI content and EMI artists, access to EMI management expertise and industry know-how, and certain additional technology, resources and funding support. EMI will be granted a percentage of the outstanding share capital of GigaMusic.com Limited on a fully diluted basis.

         Under the terms of the agreement, GigaMedia is required to make non-recoupable payments to EMI in the amount of US$1,000,000 on March 1, 2001, March 1, 2002 and March 1, 2003, respectively. EMI has not provided the agreed-upon products to GigaMusic.Com. The Web site of GigaMusic.Com has not been launched and no subscriber revenue has been generated from the project. We made the US$1,000,000 payments due March 1, 2001 and March 1, 2002, and terminated the agreement on March 1, 2002. We intend to:

         -        require a return of ownership interest in GigaMusic to us;

         - forego our payment obligation of US$1,000,000 due March 1, 2003; and

         - restructure the arrangement or demand a refund of the US$2,000,000 paid.

         In April 2003 we were granted an injunction by Taipei District Court to stop payment of the disputed US$1 million due March 1, 2003. We anticipate arbitration to commence in January 2004.

D.      EXCHANGE CONTROLS

         There are currently no foreign exchange regulations which restrict the export or import of our capital and the ability of Hoshin Gigamedia and G-Music to distribute dividends to us. There are no limitations on the right of a non-resident or foreign owner to hold or vote the shares imposed by Singapore law or by our articles of association.

E.      TAXATION

SINGAPORE TAX CONSIDERATIONS

TAXATION OF DIVIDENDS RECEIVED BY SINGAPORE RESIDENT SHAREHOLDERS

         Dividends paid by us would be taxable in Singapore if they are received in Singapore or if they are considered, in the hands of a particular shareholder, to be derived in Singapore (for example if they constitute the income of a trade or business carried out in Singapore).

         Under the Singapore-Taiwan Tax Treaty, if a dividend is paid by a company which is tax resident in Taiwan to a person who is tax resident in Singapore, the tax on the dividend shall not exceed an amount which, together with the corporate income tax on the profits of the company paying the dividends constitutes 40% of that part of the taxable income out of which the dividends are paid. The term "corporate income tax payable" shall be deemed to include the corporate income tax that would have been paid but for the reduction or exemption under the laws designed to promote economic development.

         If our shareholder, whether a company or an individual, receiving or deriving such dividends is tax resident in Singapore, he would be entitled to foreign tax credits under the Singapore-Taiwan Tax Treaty and, if the recipient is a company which owns not less than 25% of our shares, the tax credit will include underlying tax paid by us. Singapore foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses).

         In addition, the Singapore Minister for Finance announced during the budget for the financial year 2003 on 28 February 2003 that certain foreign dividends received by a Singapore resident period on or after 1 June 2003 will be exempt from tax. The main conditions to be satisfied for such exemption (as contained in a circular published by the Inland Revenue Authority of Singapore on 21 May 2003) are that:

         (a) the dividends are received from a jurisdiction with a headline tax rate of at least 15%; and

         (b) the dividends themselves, or the income from which they are paid, have been subject to tax in the foreign jurisdiction.

         Under the current provisions of the Income Tax Act (Chapter 134 of Singapore), the tax rate for corporate profits is 22% for the year of assessment 2003 (i.e. for the income earned in the financial year or other basis period ended 2002). The marginal tax rate for individuals ranges from 0% to 22%, depending on the amount of chargeable income. If our shareholders are corporations, our shareholders will be regarded as being tax resident in Singapore if the control and management of our shareholders' business is exercised in Singapore. For example, if our shareholders' board of directors meets and conducts the business of our shareholders' company in Singapore our shareholders will be regarded as tax residents of Singapore. If our shareholders are individuals, our shareholders will be regarded as being tax resident in Singapore in a year of assessment if, in the preceding year, our shareholders were physically present in Singapore or exercised an employment in Singapore (other than as directors of a company) for 183 days or more or if our shareholders had resided in Singapore.

GAINS ON DISPOSAL OF SHARES

         Singapore does not impose a tax on capital gains. However, there are no specific laws or regulations which deal with the characterisation of capital gains and hence, gains may be construed to be of an income nature and subject to tax if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

STAMP DUTY

         There is no stamp duty payable in respect of the issuance and holding of shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2.00 for every S$1,000 of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument is executed outside Singapore, or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing shares. However, stamp duty would be payable if an instrument of transfer which is executed outside Singapore is received in Singapore.

         Under Singapore law, our directors may not register a transfer of shares unless the instrument of transfer has been duly stamped.

SINGAPORE ESTATE DUTY

         If our shareholders are individuals who are not domiciled in Singapore, Singapore estate duty will be imposed on the value of immovable properties situated in Singapore owned by such individual, subject to specific exemption limits. Previously, movable assets of non-domiciles were also included. With respect to deaths occurring on or after 1 January 2002, the movable property of persons who are not domiciled in Singapore at the time of death are exempt from estate duty. Therefore, an individual holder of shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of our shares.

         If our shareholders are individuals who are domiciled in Singapore, Singapore estate duty is imposed on the value of most immoveable property situated in Singapore and on most movable property, wherever it may be situated, subject to specific exemption limits. Accordingly, our shares held by an individual domiciled in Singapore are subject to Singapore estate duty upon such an individual's death. Singapore estate duty is payable to the extent that the value of our shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at 10%.

         Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

         The following is a summary of the material United States federal income tax consequences for beneficial owners of our shares that are U.S. holders and non-residents of Singapore that hold the shares as capital assets and are not vendors carrying on a trade in shares in Singapore. You are a U.S. holder under the Internal Revenue Code if you are:

         -        a citizen or resident of the United States;

         - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

         - an estate the income of which is subject to United States federal income taxation regardless of its source;

         - a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

         This summary is based on current law, which is subject to change, possibly on a retroactive basis. It is for general purposes only and you should not consider it to be tax advice. This summary does not represent a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws including if you are:

         -        a dealer in securities or currencies;

         - a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

         -        a financial institution or an insurance company;

         -        a regulated investment company;

         -        a real estate investment company;

         -        a tax-exempt organization;

         -        a person liable for alternative minimum tax;

         - a person holding shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

         - a person owning, actually or constructively, 10% or more of our voting stock; or

         - a U.S. holder whose "functional currency" is not the United States dollar.

         We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

         If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

         You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

TAXATION OF DIVIDENDS

         Except as discussed below with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your shares (other than certain pro rata distributions of shares or rights to subscribe for shares) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to United States federal income tax principles. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

         With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation before January 1, 2009, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. Our shares are listed on the Nasdaq Stock Market's National Market, which we believe is an established securities market in the United States for purposes of these rules. However, there can be no assurance that our shares will be readily tradable in this or later years (or that we will have ADSs that are readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Internal Revenue Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a passive foreign investment company (see "--Passive Foreign Investment Company Rules" below) in the taxable year in which such dividends are paid or in the preceding taxable year.

You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

         The amount of any dividend paid in a currency other than the United States dollar will equal the United States dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend regardless of whether the foreign currency is actually converted into United States dollars. If you do not convert the foreign currency you receive as a dividend on the date of receipt, you will have a basis in such foreign currency equal to its United States dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of such foreign currency generally will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends we pay with respect to shares will generally constitute foreign source income and generally will be considered "passive income" or, for certain holders, "financial services income", which you generally are required to treat separately from other types of income in computing your foreign tax credit allowable under United States federal income tax laws. You will not be eligible for a foreign tax credit for the underlying Singapore taxes on profits paid by us with respect to such dividends.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

         Based on the current and projected composition of our income and valuation of our assets, including goodwill, we believe we were a passive foreign investment company for the taxable year 2002, and absent significant capital expenditures or a significant increase in our stock price this year, or both, it is likely that we will remain a passive foreign investment company for the taxable year 2003. We have limited control over the market value of our shares and do not currently have plans to make significant active investments. In addition, we believe that one or more of our subsidiaries were passive foreign investment companies for the taxable year 2002 and will remain passive foreign investment companies for the taxable year 2003. You will be treated as an indirect shareholder of your proportionate interest in the shares of such subsidiaries. Passive foreign investment company status is a factual determination that is made annually. Provided we are a passive foreign investment company for any taxable year during your holding period of our shares, the passive foreign investment company tax rules discussed below generally will apply in future years even if we cease to be a passive foreign investment company in subsequent years. U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year.

         In general, a company is considered a passive foreign investment company for any taxable year if either:

         -        at least 75% of its gross income is passive income, or

         - at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

         The 50% of value test is based on the average of the market value of our assets for each quarter during the taxable year. If we own at least 25%, by market value, of another company's stock, we will be treated, for purposes of the passive foreign investment company tax rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

         As a U.S. holder of shares in a passive foreign investment company, unless you make a mark-to-market election as discussed below, you will be subject to passive foreign investment company tax rules that apply to:

         - any "excess distributions" on your shares (generally, any distributions received by you on the shares during a taxable year that are greater than 125% of the average annual distributions received by you in the three preceding taxable years, or if shorter, your holding period for the shares) and

         - any gain realized on the sale or other disposition of your shares (including the pledging of your shares as security for a loan).

         If, as we expect, one or more of our subsidiaries are treated as passive foreign investment companies, a distribution from any of such subsidiaries to us, a disposition of any of such subsidiaries by us, or a transaction through which your indirect ownership of any of such subsidiaries is decreased (including additional offerings of our shares) may be treated as a distribution or disposition subject to the passive foreign investment company tax rules even though you may not actually have received any cash associated with such distribution, disposition, or transaction. If this were the case, however, you would be entitled to increase your basis in the shares you directly own to reflect the gain realized upon such distributions or dispositions. Moreover, you would not be taxed when we distributed to you the income that you already included in income for tax purposes.

         Under these passive foreign investment company tax rules,

         - the excess distribution or gain will be allocated ratably over your holding period for our shares,

         - the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company will be treated as ordinary income, and

         - the amount allocated to each other year will be subject to tax at the highest tax rate in effect for your class of taxpayer for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         On the other hand, if our shares are regularly traded on a national securities exchange, you may make an election to mark your shares to market, which will result in tax consequences that differ from those discussed with regard to the passive foreign investment company tax rules above. Our shares are listed on the Nasdaq Stock Market's National Market which is a national securities exchange for purposes of the mark-to-market election, although there can be no assurance that our shares will be "regularly traded".

         If you make an effective mark-to-market election, each year you will include in income as ordinary income (rather than capital gain) the excess, if any, of the fair market value of your passive foreign investment company shares at the end of the taxable year over your adjusted basis in the shares and will be permitted to deduct as an ordinary loss the amount of the excess, if any, of the adjusted basis of such shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

         If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the shares are no longer regularly traded on a national securities exchange or the Internal Revenue Service consents to the revocation of the election.

         It is unclear how the mark-to-market rules apply to a passive foreign investment company whose shares are "marketable stock," but that owns one or more subsidiary passive foreign investment companies whose shares are not "marketable stock." Thus, even if you have made a mark-to-market election, you may be required to recognize taxable income with respect to our equity holdings in any subsidiary passive foreign investment companies upon a distribution from any of such subsidiaries to us, a disposition of any such subsidiaries by us, or a transaction through which your indirect ownership of any such subsidiaries is decreased (including additional offerings of our shares) even though you may not actually have received any cash associated with such taxable income. You are urged to consult your own tax advisor as to the availability and desirability of making such a mark-to-market election.

         Whether or not you make a mark-to-market election, any gain or loss from the sale or other disposition of your shares generally will be United States source income or loss for purposes of foreign tax credit limitations.

         A U.S. holder of shares in a passive foreign investment company can sometimes avoid the passive foreign investment company tax rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

         You must file United States Internal Revenue Service Form 8621 for every year in which you hold shares in a passive foreign investment company.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, unless you are an exempt recipient such as a corporation and demonstrate this when required, information reporting will apply to dividend payments that we make to you paid within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications, you will be subject to backup withholding.

         In general, payment of the proceeds from the sale of shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless you certify as to your non-United States status under penalties of perjury or otherwise establish an exemption. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of shares through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of shares through an office outside the United States if the broker is:

         -        a United States person;

         - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period;

         - a "controlled foreign corporation" for United States tax purposes; or

         -        a foreign partnership, if at any time during its tax year:

         - one or more of its partners are U.S. holders (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

         - such foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-United States person or you otherwise establish an exemption.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

INHERITANCE AND GIFT TAX

         As discussed in "-- Singapore Tax Considerations", Singapore estate duty may be imposed on holders of shares. You should consult your own tax advisor regarding the effect of such taxes on your particular situation.

F.      DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.      STATEMENTS BY EXPERTS

         Not applicable.

H.      DOCUMENTS ON DISPLAY

         The U.S. Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits, which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibit(s) incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC's Public Reference Room.

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks, including changes in interest rates and foreign currency exchange rates, in the normal course of business.

FOREIGN CURRENCY EXCHANGE

         All of our revenues and receivables and a majority of our operating expenses and payables are denominated in NT dollars, which is our functional currency. The remaining operating expenses and payables, such as the cost of cable modems and technology license fees, are primarily denominated in U.S. dollars. As a result, our margins may be impacted by fluctuations of exchange rate between NT dollar and U.S. dollar, exposing us to foreign currency exchange risks. Because expenses denominated in foreign currencies historically have not been material, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future.

         As of December 31, 2002, we had bank deposits, restricted cash, short-term investments and long-term investments denominated in US dollars of US$16.4 million. As of December 31, 2002, we also had accounts payable denominated in US dollars of US$98.7 thousand. We realized a foreign exchange loss of NT$19.9 million in 2000, a foreign exchange gain of NT$5.2 million in 2001 and a foreign exchange gain of NT$131.9 million (US$3.8 million) in 2002 related to currency fluctuations. Unrealized foreign exchange gains were NT$151.4 million in 2000 and NT$8.7 million in 2001, with an unrealized exchange loss of NT$38.0 million (US$1.1 million) in 2002.

INTEREST RATE SENSITIVITY

         Our exposure to interest rates relates primarily to our short-term investments and short-term loans. As of December 31, 2002, we had short-term investments of NT$855.3 million (US$24.6 million). These short-term investments consist predominantly of beneficiary certificates of open and fixed income mutual funds. These investments are subject to interest rate risk in that the value of their holdings in debt instruments will fall if market interest rates increase. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. In addition, we have entered into short-term loan agreements for the working capital needs of our offline business. As of December 31, 2002, the balance of our short-term loans was NT$93.0 million (US$2.7 million), bearing an interest rate of 6.25% per annum. We have not entered into any interest rate swaps, caps or any hedge contracts to modify our exposure to interest rate fluctuations. However, we do not expect significant risk associated with the fluctuations of interest rate of short-term loans due to their short-term maturity period.

OTHER MARKET RISK

         We are also exposed to other market risk, which is mainly derived from our current investments in Gamania and other investee companies. Changes in the stock price or the performance of these companies might have significant impact on our financial positions or operating results.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

         Within 90 days prior to the date of this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including Mr. Raymond Chang, our Chief Executive Officer, and Mr. Winston Hsia, our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.

         There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

                  Not applicable.

ITEM 16B.         CODE OF ETHICS

                  Not applicable.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

                  Not applicable.

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

         We have elected to provide financial statements for fiscal year 2002 and the related information pursuant to Item 18.

ITEM 18.          FINANCIAL STATEMENTS

         Our consolidated financial statements and the report thereon by our independent accountants listed below are attached hereto as follows:

                                                                                       Page
                                                                                       ----
(a)      Report of Independent Accountants.........................................     F-1

(b)      Consolidated Balance Sheets as of December 31, 2001 and 2002..............     F-2

(c)      Consolidated Statements of Operations for the years ended December 31,

         2000, 2001 and 2002.......................................................     F-4

(d)      Consolidated Statements of Shareholders' Equity for the years ended

         December 31, 2000, 2001 and 2002..........................................     F-5

(e)      Consolidated Statements of Cash Flows for the years ended December 31,

         2000, 2001 and 2002.......................................................     F-6

(f)      Notes to the Consolidated Financial Statements............................     F-7

ITEM 19.          EXHIBITS

EXHIBITS INDEX

      1.1          Memorandum of Association of our company*

      1.2          Articles of Association of our company*

      4.1 Microsoft Commercial Internet System License Agreement between Hoshin Gigamedia Center Inc., dated April 1, 1998*

      4.2          License Agreement between Portal Information Network, Inc.
                   and Hoshin Gigamedia Center Inc., dated May 23, 1998*

      4.3 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)*

      4.4 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Everlasting Cable TV Co., dated June 16, 1999 (including English summary)*

      4.5 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)*

      4.6 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)*

      4.7 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)*

      4.8 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)*

      4.9 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)*

      4.10 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)*

      4.11 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)*

      4.12 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)*

      4.13 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Chun-Chien Cable Television Co. Ltd., dated January 1, 2000 (including English summary)*

      4.14 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)*

      4.15 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)*

      4.16 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)*

      4.17 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)*

      4.18 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)*

      4.19 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)*

      4.20 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)*

      4.21 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)*

      4.22 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)*

      4.23 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)*

      4.24 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)*

      4.25 Broadband Internet over Cable Service Agreement between Hoshin Gigamedia Center Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)*

      4.26 Share and Warrant Purchase Agreement among GigaMedia Limited, Hoshin Gigamedia Center Inc., Microsoft Corporation, Koos Develop Corp., Chester Koo and Leslie Koo, dated October 27, 1999*

      4.27 Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999*

      4.28 Shareholders' Agreement among GigaMedia Limited, Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Inc., TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu, dated November 23, 1999*

      4.29 Business Co-Operation Agreement among Hoshin Gigamedia Center Inc. and Microsoft Corporation, dated November 1, 1999*

      4.30         Warrant, dated November 23, 1999, issued to Microsoft
                   Corporation*

      4.31 Strategic Alliance Agreement among GigaMedia Limited, Hoshin Gigamedia Center Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001**

      4.32 Commercial Agreement among GigaMedia Limited, Hoshin Gigamedia Center Inc., and Rock Internet Corporation, dated April 20, 2001**

      4.33 Strategic Alliance Agreement among GigaMedia Limited, GigaMusic.com Limited, and EMI Music Asia (a division of EMI Group Hong Kong Limited), dated May 14, 2001+**

      4.34 Stock Purchase Agreement among Tachung Records and certain shareholders of Rose Records, dated as of January 29, 2002***

      4.35 Stock Purchase Agreement among G-Music Limited and all shareholders of Tachung Records, dated as of February 4, 2002***

      4.36 Amendment to Stock Purchase Agreement, dated as of April 4, 2002, to the Stock Purchase Agreement among Point Records Co., Ltd. and certain shareholders of Point Records Co., Ltd, dated as of January 29, 2002

      4.37 Amendment to Stock Purchase Agreement, dated as of September 20, 2002, to the Stock Purchase Agreement among Music King Co., Ltd. and selling shareholders of Music King Co., Ltd., dated as of February 4, 2002

      8.1          List of Subsidiaries

      13.1 Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      13.2 Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---------------------
* Incorporated by reference from the Registration Statement on Form F-1, file number 333-11416 filed with the Securities and Exchange Commission on February 2, 2000.

** Incorporated by reference from the annual report on Form 20-F, file number 000-30540 filed with the Securities and Exchange Commission on June 28, 2001.

*** Incorporated by reference from the annual report on Form 20-F, file number 000-30540 filed with the Securities and Exchange Commission on June 28, 2002.

+ Does not contain portions for which confidential treatment has been requested.

                                   SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report.

GIGAMEDIA LIMITED

By:   /s/ WINSTON HSIA

--------------------------
Winston Hsia
Chief Financial Officer

Date: July 15, 2003

                                 CERTIFICATIONS

I, Raymond Chang, certify that:

1.   I have reviewed this annual report on Form 20-F of GigaMedia Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

                                                BY:     /s/ Raymond Chang
                                                    ------------------------
                                                        Raymond Chang
                                                    Chief Executive Officer

I, Winston Hsia, certify that:

1.   I have reviewed this annual report on Form 20-F of GigaMedia Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

                                                By :       /s/ Winston Hsia
                                                     ------------------------
                                                           Winston Hsia
                                                      Chief Financial Officer

                                GIGAMEDIA LIMITED
                      CONSOLIDATED FINANCIAL STATEMENTS AND
                        REPORT OF INDEPENDENT ACCOUNTANTS
                     DECEMBER 31, 2001 AND 2002 AND FOR THE
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the board of directors and shareholders of GigaMedia Limited:

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, of shareholders' equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants whose report dated March 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Taipei, Taiwan
April 24, 2003, except for Note 22, c.
as to which the date is May 1, 2003

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of GigaMedia Limited

We have audited the accompanying consolidated balance sheet of GigaMedia Limited as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GigaMedia Limited at December 31, 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.






DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan, R. O. C.
March 25, 2002

                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2002
                   (in thousands except for par value amount)

                                                                                          December 31
                                                                          -------------------------------------------
                                                                              2001                   2002
                                                                          -----------      --------------------------
                             ASSETS                                           NT$             NT$             US$
----------------------------------------------------------------          -----------      ----------      ----------
                                                                                                           (Unaudited)
                                                                                                            (Note 1)
CURRENT ASSETS
  Cash and cash equivalents                                               $   794,346      $1,241,157      $ 35,768
  Short-term investments                                                    5,028,719         855,273        24,648
  Notes and accounts receivable (net of allowance for doubtful accounts of NT$26,728 and NT$54,056 as of December 31,
    2001 and 2002, respectively)                                              103,293         127,603         3,677
  Receivable from related parties                                               2,912           5,705           164
  Inventories-net                                                              52,499         360,216        10,381
  Prepaid expenses                                                             23,155          19,869           573
  Restricted cash                                                              40,950         100,414         2,894
  Note receivable from officer                                                      -          18,534           534
  Other current assets                                                         87,001         148,944         4,293
                                                                          -----------      ----------      --------
    Total Current Assets                                                    6,132,875       2,877,715        82,931
                                                                          -----------      ----------      --------

LONG-TERM INVESTMENTS                                                         994,898         641,088        18,475
                                                                          -----------      ----------      --------

PROPERTY, PLANT AND EQUIPMENT-NET

  Land                                                                         22,224          22,224           641
  Building                                                                     37,869          37,869         1,091
  Information, communication equipment and software                           564,181         720,691        20,769
  Modems rented                                                                69,102          80,553         2,321
  Office furniture and fixture                                                 76,275         106,191         3,060
  Transportation equipment                                                      6,697           7,793           225
  Leasehold improvements                                                       79,801         106,867         3,080
                                                                          -----------      ----------      --------
    Sub-total                                                                 856,149       1,082,188        31,187
  Less: Accumulated depreciation                                             (179,579)       (344,930)       (9,940)
  Construction in process                                                         429               -             -
  Prepayment for equipment                                                     28,571           1,680            48
                                                                          -----------      ----------      --------
    Net                                                                       705,570         738,938        21,295
                                                                          -----------      ----------      --------

GOODWILL                                                                            -          25,389           732
                                                                          -----------      ----------      --------

INTANGIBLE ASSETS-NET                                                          12,631         242,012         6,974
                                                                          -----------      ----------      --------
OTHER ASSETS
  Deferred assets                                                             107,808          87,353         2,517
  Refundable deposits-out                                                      22,005          82,960         2,391
  Restricted cash                                                              34,950               -             -
  Note receivable from officer                                                 18,534               -             -
  Others                                                                       33,281             583            17
                                                                          -----------      ----------      --------
    Total Other Assets                                                        216,578         170,896         4,925
                                                                          -----------      ----------      --------
TOTAL ASSETS                                                              $ 8,062,552      $4,696,038      $135,333
                                                                          ===========      ==========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                GIGAMEDIA LIMITED
                     CONSOLIDATED BALANCE SHEETS-(Continued)
                           December 31, 2001 and 2002
                   (in thousands except for par value amount)

                                                                                           December 31
                                                                          -------------------------------------------
                                                                              2001                   2002
                                                                          -----------      --------------------------
            LIABILITIES & SHAREHOLDERS' EQUITY                                 NT$             NT$            US$
----------------------------------------------------------                -----------      ----------     -----------
                                                                                                          (Unaudited)
                                                                                                            (Note 1)
CURRENT LIABILITIES
  Short-term loans                                                        $         -     $    93,000     $   2,680
  Notes and accounts payable                                                   69,772         470,646        13,563
  Payable to related parties                                                    3,780          20,511           591
  Accrued compensation                                                         44,984          44,610         1,286
  Accrued expenses                                                             41,177          53,150         1,532
  Other current liabilities                                                    15,421         118,395         3,412
                                                                          -----------     -----------     ---------
    Total Current Liabilities                                                 175,134         800,312        23,064
                                                                          -----------     -----------     ---------
OTHER LIABILITIES
  Refundable deposits                                                          20,057          23,622           681
  Accrued pension liabilities                                                   9,410          25,047           722
                                                                          -----------     -----------     ---------
    Total Other Liabilities                                                    29,467          48,669         1,403
                                                                          -----------     -----------     ---------
    Total Liabilities                                                         204,601         848,981        24,467
                                                                          -----------     -----------     ---------
MINORITY INTERESTS                                                             12,825         227,180         6,547
                                                                          -----------     -----------     ---------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Common shares, NT$10 dollars par value; authorized 80,000
    shares; issued 50,154 shares on December 31, 2001 and
    2002                                                                      501,540         501,540        14,454
  Warrant outstanding                                                       1,543,270       1,543,270        44,475
  Additional paid-in capital                                               10,048,181       6,532,703       188,262
  Accumulated deficit                                                      (4,416,770)     (5,054,760)     (145,670)
  Accumulated other comprehensive income                                      168,905          97,124         2,798
                                                                          -----------     -----------     ---------
    Total Shareholders' Equity                                              7,845,126       3,619,877       104,319
                                                                          -----------     -----------     ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $ 8,062,552     $ 4,696,038     $ 135,333
                                                                          ===========     ===========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
            For the Years Ended December 31, 2000, 2001 and 2002
                (in thousands except for loss per share amounts)

                                                                2000            2001                    2002
                                                            ------------    ------------    ----------------------------
                                                                 NT$            NT$             NT$              US$
                                                            ------------    ------------    ------------    ------------
                                                                                                             (Unaudited)
                                                                                                              (Note 1)
OPERATING REVENUES
  Sales/rental/installation                                  $   126,810     $     7,490     $ 1,864,128     $    53,721
  Access revenues                                                155,035         389,801         638,916          18,413
  Web development revenues                                        28,978           7,190               -               -
  Advertising and promotional revenues                            26,762           5,039          32,801             945
  Other revenues                                                   3,603           1,432          19,964             575
                                                            ------------    ------------    ------------    ------------
    Total                                                        341,188         410,952       2,555,809          73,654
                                                            ------------    ------------    ------------    ------------

COSTS AND EXPENSES
  Costs of sales/rental/installation                            (278,974)       (143,420)     (1,686,256)        (48,595)
  Operating costs                                               (987,331)     (1,636,820)       (634,872)        (18,296)
  Web development expenses                                       (23,182)        (12,233)              -               -
  Product development and engineering expenses                   (56,625)       (106,458)        (64,444)         (1,857)
  Selling and marketing expenses                                (383,948)       (285,590)       (427,310)        (12,314)
  General and administrative expenses                           (235,934)       (215,663)       (211,944)         (6,108)
  Bad debt expenses                                               (1,686)        (40,250)        (32,167)           (927)
  Impairment loss on goodwill                                          -               -        (242,938)         (7,001)
  Impairment loss on intangible assets                                 -               -         (80,627)         (2,324)
                                                                  (3,881)         (1,203)              -               -
                                                            ------------    ------------    ------------    ------------
    Total                                                     (1,971,561)     (2,441,637)     (3,380,558)        (97,422)
                                                            ------------    ------------    ------------    ------------

Loss from operations                                          (1,630,373)     (2,030,685)       (824,749)        (23,768)
                                                            ------------    ------------    ------------    ------------

NON-OPERATING INCOME (EXPENSES)
  Interest income                                                187,055          32,486          34,905           1,006
  Foreign exchange gains-net                                     131,557          13,868          93,941           2,707
  Gain on disposal of short-term investments                     114,577         201,826          62,787           1,810
  Gain on disposal of long-term investments                            -          11,639          51,791           1,493
  Impairment loss on long-term investments                             -               -         (40,000)         (1,153)
  Loss resulting from change of ownership percentage in a
    majority-owned subsidiary                                          -               -         (67,468)         (1,944)
  Interest expense                                                (4,114)         (1,085)         (1,392)            (40)
  Share of  loss of equity investees                             (13,801)        (27,837)              -               -
  Loss on disposal of property, plant and equipment                    -         (10,778)        (30,593)           (882)
  Others                                                           8,727            (957)          4,687             135
                                                            ------------    ------------    ------------    ------------
    Subtotal                                                     424,001         219,162         108,658           3,132
                                                            ------------    ------------    ------------    ------------

LOSS BEFORE INCOME TAXES AND MINORITY INTERESTS               (1,206,372)     (1,811,523)       (716,091)        (20,636)
INCOME TAX BENEFIT                                                     -             393           4,383             126
                                                            ------------    ------------    ------------    ------------
NET LOSS BEFORE MINORITY INTEREST                             (1,206,372)     (1,811,130)       (711,708)        (20,510)
MINORITY INTEREST (INCOME) LOSS                                        -            (194)         73,718           2,124
                                                            ------------    ------------    ------------    ------------
NET LOSS                                                    ($ 1,206,372)   ($ 1,811,324)   ($   637,990)   ($    18,386)
                                                            ============    ============    ============    ============
LOSS PER SHARE-BASIC AND DILUTED (IN DOLLARS)
  Net loss                                                  ($     24.73)   ($     36.12)   ($     12.72)   ($      0.37)
                                                            ============    ============    ============    ============
WEIGHTED AVERAGE SHARES USED TO COMPUTE
  NET LOSS PER SHAER
  Basic and diluted                                               48,791          50,154          50,154          50,154
                                                            ============    ============    ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                GIGAMEDIA LIMITED
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 2000, 2001 and 2002
                                 (in thousands)


                                                                      Issuance of common shares
                                                                      -------------------------     Warrant       Additional
                                                                        Shares         Amount     outstanding   paid-in capital
                                                                      ----------     ----------   -----------   ---------------
                                                                                        NT$           NT$             NT$
Balance as of January 1, 2000                                             40,000     $  360,000   $ 1,543,270   $     1,010,237
  Components of comprehensive loss:
      Net loss in 2000                                                         -              -             -                 -
      Unrealized gain on available-for-sale securities                         -              -             -                 -
      Total comprehensive loss
    Issuance of common shares                                             10,154        101,540             -         7,660,341
    Issuance of refundable shares                                              -         40,000             -         1,064,000
    Amortization of unearned compensation                                      -              -             -           182,776
                                                                      ----------     ----------   -----------   ---------------
Balance as of December 31, 2000                                           50,154        501,540     1,543,270         9,917,354
  Components of comprehensive loss:
      Net loss in 2001                                                         -              -             -                 -
      Reclassification adjustments for gains realized in operations            -              -             -                 -
      Unrealized gain on available-for-sale securities                         -              -             -                 -
      Total comprehensive loss
  Amortization of unearned compensation                                        -              -             -           130,827
                                                                      ----------     ----------   -----------   ---------------
Balance as of December 31, 2001                                           50,154        501,540     1,543,270        10,048,181
  Components of comprehensive loss:
      Net loss in 2002                                                         -              -             -                 -
      Reclassification adjustments for gains realized in operations
      Unrealized gain on available-for-sale securities                         -              -             -                 -
      Total comprehensive loss

  Capital returns                                                              -              -             -        (3,521,814)
  Refund of expenses from NASDAQ in relation to the initial
      public offering                                                          -              -             -             1,055
  Amortization of unearned compensation                                        -              -             -             5,281
                                                                      ----------     ----------   -----------   ---------------
  Balance as of December 31, 2002                                         50,154        501,540     1,543,270         6,532,703
                                                                      ==========     ==========   ===========   ===============


                                                                                      Accumulated other
                                                                       Accumulated      comprehensive
                                                                         deficit          income             Total
                                                                      ------------    -----------------    -------------
                                                                           NT$              NT$                NT$
Balance as of January 1, 2000                                         ($ 1,399,074)   $               -    $   1,514,433
  Components of comprehensive loss:
      Net loss in 2000                                                  (1,206,372)                   -       (1,206,372)
      Unrealized gain on available-for-sale securities                           -                  717              717
                                                                                                           -------------
      Total comprehensive loss                                                                                (1,205,655)
                                                                                                           -------------
    Issuance of common shares                                                    -                    -        7,761,881
    Issuance of refundable shares                                                -                    -        1,104,000
    Amortization of unearned compensation                                        -                    -          182,776
                                                                      ------------    -----------------    -------------
Balance as of December 31, 2000                                         (2,605,446)                 717        9,357,435
  Components of comprehensive loss:
      Net loss in 2001                                                  (1,811,324)                   -       (1,811,324)
      Reclassification adjustments for gains realized in operations              -                 (717)            (717)
      Unrealized gain on available-for-sale securities                           -              168,905          168,905
                                                                                                           -------------
      Total comprehensive loss                                                                                (1,643,136)
  Amortization of unearned compensation                                          -                    -          130,827
                                                                      ------------    -----------------    -------------
Balance as of December 31, 2001                                         (4,416,770)             168,905        7,845,126
  Components of comprehensive loss:
      Net loss in 2002                                                    (637,990)                   -         (637,990)
      Reclassification adjustments for gains realized in operations                            (148,773)        (148,773)
      Unrealized gain on available-for-sale securities                           -               76,992           76,992
                                                                                                           -------------
      Total comprehensive loss                                                                                  (709,771)
                                                                                                           -------------
  Capital returns                                                                -                    -       (3,521,814)
  Refund of expenses from NASDAQ in relation to the initial
      public offering                                                            -                    -            1,055

  Amortization of unearned compensation                                          -                    -            5,281
                                                                      ------------    -----------------    -------------
  Balance as of December 31, 2002                                       (5,054,760)              97,124        3,619,877
                                                                      ============    =================    =============

   The accompanying notes are an integral part of these consolidated financial statements.

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 2000, 2001 and 2002
                                 (in thousands)

                                                                         2000           2001                      2002
                                                                    --------------  --------------   ---------------------------
                                                                          NT$            NT$              NT$            US$
                                                                    --------------  --------------   -------------   -----------
                                                                                                                     (Unaudited)
                                                                                                                       (Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                            ($  1,206,372)  ($  1,811,324)   ($   637,990)   ($  18,386)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation                                                             55,595         127,978         196,346         5,658
  Amortization                                                            542,891       1,090,932          97,459         2,809
  Provision for bad debt expenses                                           1,686          40,250          32,167           927
  Provision for inventory loss                                              3,482          19,324          22,175           639
  Share of net loss of equity investees                                    13,801          27,837               -             -
  Loss on disposal of property, plant and equipment                             -          10,778          30,593           882
  Gain on disposal of short-term investments                             (114,577)       (201,826)        (62,787)       (1,810)
  Gain on disposal of long-term investments                                     -         (11,639)        (51,791)       (1,493)
  Share compensation expenses                                             182,776         130,827           5,281           152
  Minority interests income (loss)                                              -             194         (73,718)       (2,124)
  Impairment loss on goodwill                                                   -               -         242,938         7,001
  Impairment loss on intangible assets                                          -               -          80,627         2,324
  Impairment loss on long-term investments                                      -               -          40,000         1,153
  Loss resulting from change of ownership percentage in a
     majority-owned subsidiary                                                  -               -          67,468         1,944
  Net changes in operating assets and liabilities:
    Proceeds from disposal of short-term investments                          915               -               -             -
    Notes and accounts receivable                                         (58,040)        (76,842)        (35,142)       (1,013)
    Receivable from related parties                                       (17,715)         16,595          (2,793)          (80)
    Inventories                                                           (56,999)         37,228          35,226         1,015
    Prepaid expenses                                                      (23,735)          3,697           3,286            95
    Other current assets                                                  (46,411)        (31,275)        117,881         3,397
    Refundable modem deposits                                              (4,007)          1,342               -             -
    Notes and accounts payable                                            121,038         (17,265)       (115,577)       (3,331)
    Payable to related parties                                             (4,103)        (15,974)         16,731           482
    Accrued expenses                                                       61,066         (55,736)        (41,137)       (1,186)
    Accrued compensation                                                   30,815           3,410            (374)          (11)
    Other current liabilities                                              10,173            (253)         12,215           352
    Accrued pension liabilities                                             1,731           5,844          15,637           451
    Licenses payable                                                         (307)         (6,408)              -             -
                                                                     ------------    ------------     -----------     ---------
    Net cash used in operating activities                                (506,297)       (712,306)         (5,279)         (153)
                                                                     ------------    ------------     -----------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in restricted cash                                  109,900         (75,900)        (24,514)         (706)
  Increase in investments-purchase of investments                         (30,000)       (962,194)              -             -
  Proceeds from disposal of long-term investments                               -          22,500         428,806        12,358
  Purchase of property, plant and equipment                              (419,704)       (348,193)       (304,741)       (8,782)
  Proceeds from disposal of property, plant and equipment                       -             481         149,592         4,311
  Proceeds from disposal of short-term investments                      5,304,527      14,181,171       4,101,247       118,192
  Purchase of short-term investments                                  (12,298,190)    (11,763,672)              -             -
  Purchase of intangible assets                                                 -               -         (35,110)       (1,012)
  Acquistions, net of cash acquired                                             -               -        (311,987)       (8,991)
  (Increase) decrease in refundable deposits-out                          (16,363)          4,965         (60,955)       (1,757)
  Decrease (increase) in other assets                                      13,525         (33,295)         84,016         2,421
  Increase in note receivable from officer                                      -         (18,534)              -             -
  Increase in deferred assets                                            (104,882)       (155,636)        (61,290)       (1,767)
  Payable to equipment suppliers                                                -         (50,134)              -             -
                                                                     ------------    ------------     -----------     ---------
    Net cash (used in) provided by investing activities                (7,441,187)        801,559       3,965,064       114,267
                                                                     ------------    ------------     -----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in bank borrowing                                                    -               -           4,220           122
  Repayment of bank borrowing                                             (75,000)              -               -             -
  Proceeds from issuance of common shares                               7,761,881               -               -             -
  Increase in refundable deposits                                               -               -           3,565           103
  Decrease in lease obligations                                           (39,152)        (13,187)              -             -
  Capital returns                                                               -               -      (3,521,814)     (101,493)
  Refund of IPO expenses from NASDAQ                                            -               -           1,055            30
                                                                     ------------    ------------     -----------     ---------
    Net cash provided by (used in) financing activities                 7,647,729         (13,187)     (3,512,974)     (101,238)
                                                                     ------------    ------------     -----------     ---------
NET (DECREASE)/INCREASE IN CASH AND CASH
   EQUIVALENTS                                                           (299,755)         76,066         446,811        12,876
CASH AND CASH EQUIVALENTS AT BEGINNING OF
   YEAR                                                                 1,018,035         718,280         794,346        22,892
                                                                     ------------    ------------     -----------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $    718,280    $    794,346     $ 1,241,157     $  35,768
                                                                     ============    ============     ===========     =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
  Interest paid during the year                                      $      4,114    $      1,085     $     1,392     $      40
                                                                     ============    ============     ===========     =========
  Income tax paid during the year                                    $     16,124    $     16,979     $       882     $      25
                                                                     ============    ============     ===========     =========
NON-CASH FINANCING AND INVESTING ACTIVITIES:
  Issuance of shares of a consolidated subsidiary for business
     combinations                                                    $          -    $          -     $   220,606     $   6,358
                                                                     ============    ============     ===========     =========
  Acquisition costs in the form of payable as of year-end            $          -    $          -     $    88,000     $   2,536
                                                                     ============    ============     ===========     =========
  Unrealized holding gain on available-for-sale securities           $        717    $    168,188     $    76,992         2,219
                                                                     ============    ============     ===========     =========
  Intangible assets from investment activities                       $          -    $     12,631     $         -     $       -
                                                                     ============    ============     ===========     =========

   The accompanying notes are an integral part of these consolidated financial statements.

                                GIGAMEDIA LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

THE COMPANY

GigaMedia Limited ("GigaMedia" or the "Company") was incorporated in Singapore in September 1999. The Company was listed on Nasdaq Stock Market's National Market ("NASDAQ") in New York, USA on February 17, 2000. The Company's principal shareholders are members of the Koos Group, one of the conglomerates in Taiwan.

GigaMedia is a provider of on-line and off-line entertainment services and products in Taiwan. On-line business segment includes broadband Internet access services through multiple delivery technologies. The Company's access products consist of premium cable modem and Asymmetric Digital Subscriber Line offerings. The Company also provides Internet content services through the Web site, www.gigigaga.com, which is a Chinese-language broadband Web destination. Off-line business segment includes the sale of compact disc, video compact disc, digital versatile disc, audio and video cassettes, and related accessories through its 50 directly owned stores in Taiwan.

ACQUISITIONS OF ROSE RECORDS AND TACHUNG RECORDS

In February 2002, September 2002 and December 2002, the Company acquired all of the outstanding stock of 17 companies, which owned 50 music chain stores under the distribution system of Rose Records and Tachung Records, through its directly-owned subsidiary, G-Music Limited ("G-Music"). Accordingly, the Company has included the results of the acquirees from the respective acquisition dates in its consolidated results of operations. See Note 3 for further discussion of the Company's acquisition activities.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of GigaMedia and its wholly-owned and controlled majority-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

CONVENIENCE TRANSLATION INTO US DOLLARS

The Company and its subsidiaries maintain their accounting records and prepare their financial statements in New Taiwan ("NT") dollars. The United States ("US") dollar amounts disclosed in the 2002 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$34.70 to US$1.00, the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2002. Such translation amounts are unaudited and should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in GigaMedia's financial statements and accompanying notes. Actual results could differ from those assumptions.

REVENUE RECOGNITION

General

The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements." Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The following policies apply to the Company's major categories of revenue transactions.

Sales/rental/installation

Sales/rental/installation consist of retail sales generated from the Company's off-line business and sales, rental and installation of cable modem and other related products generated from the Company's on-line business.

Retail sales are derived from the sales of entertainment merchandise to the customers from the music chain stores. Revenue is recognized at the point of sale to the consumer, at which time payment is tendered. There are no provisions for uncollectible amounts since payment is

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

received at the time of sale. In addition, no provision for sales returns is made as the Company does not grant the customers any right of return.

Revenues from the sale of cable modems and other related products and installation are recognized upon delivery and successful completion of installation. Cable modems can be rented for a flat rate on a monthly basis until the customers petition to discontinue such service. Revenues from the monthly rental of cable modems are recognized over the same period as the access service is rendered. As part of the revenue sharing arrangements with cable partners, installation revenue is recorded net of fees paid to cable partners.

Internet access cable modems and Asymmetric Digital Subscriber Line ("ADSL") Internet access revenues are recognized in the period the services are rendered. Revenues are recorded, net of discounts, either for a monthly flat rate (which includes unlimited access) or on a charge-per-minute basis. Free months are offered in connection with promotional discounts. Because these free months are usually given at the beginning of a subscription period, no revenue is recognized during the months the free access has been provided, as the continuance of the customer is not assured. As part of the revenue sharing arrangements with cable partners, access revenue is recorded net of fees paid to cable partners.

The Company introduced premium ADSL service in the second quarter of 2001. Chunghwa Telecom Co., Ltd. ("CHTC") provides the telecommunications network and ADSL modems to subscribers, connects customers to CHTC's transfer mode network and aggregates the telecom lines into the Company's servers. Each subscriber is billed at a fixed fee, NT$595 dollars~NT$899 dollars per month billed by CHTC and NT$299 dollars~NT$6,400 dollars per month billed by the Company, depending on the package the customer subscribes. Revenue is recognized when the Company bills the customer as services have been provided.

Web development

Web development revenues are derived from the design and development of Internet websites and are recognized when work is performed.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

Advertising, promotional and other revenues

Advertising revenues are derived from the sales of advertising services and sponsorships in which the Company delivers advertisements for a fixed fee on the Company's Web Sites and those of the advertising affiliates. Advertising revenue is derived principally from short-term advertising contracts in which the Company may guarantee a minimum number of impressions to advertisers over a specific period of time for a fixed fee. Advertising revenues are recognized pro rata over the contracted period, calculated based on the percentage of impressions delivered over the total guaranteed impressions. In addition, the Company also generates promotional revenues from its vendors of music products, including in-store signage and in-store music-playing for the artists designated by the vendors for a short period for each music album. Revenue is recognized when services are provided.

Other revenue consists of subscription revenue and commission fees in connection with services provided for the development of a broadband infrastructure for a real estate project. Revenues are recognized when services are provided.

CASH EQUIVALENTS

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposit and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

FOREIGN CURRENCY TRANSACTIONS

The Company and its subsidiaries maintain their accounting records in New Taiwan ("NT") Dollars, the national currency of the Republic of China (the "ROC"). Transactions denominated in foreign currencies are recorded in NT dollars using the exchange rates in effect at the date of transactions. Assets and liabilities denominated in foreign currencies are translated into NT dollars using the exchange rate in effect at the balance sheet date. Foreign exchange gains or losses are included in non-operating income or expense.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

INVESTMENTS

Investments principally consist of debt securities and equity securities of public and privately-held securities.

Investments in debt securities and equity securities are classified as available-for-sale investments. Accordingly, the investments are carried at fair value and the unrealized gains and losses are recorded as accumulated other comprehensive income in the stockholders' equity. Realized gains and losses, measured against cost, are included in the current year's operations.

Equity investments in privately-held companies are generally carried at cost. Equity investments in companies over which the Company has the ability to exercise significant influence, but does not hold a controlling interest, are accounted for under the equity method and the Company's proportionate share of income or losses are recorded in non-operating income or expenses.

When an equity investee company issues additional shares at an amount over or under the carrying value of the shares held by the Company and the Company's ownership interest decreases as a result of not fully subscribing to the issue, the resulting difference between the Company's investment balance and its proportionate share of investee company's net equity is recorded in the current year's operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

An allowance for doubtful accounts is provided based on the evaluation of collectibility and aging analysis of notes receivable, accounts receivables and other receivables.

INVENTORIES

Inventories are carried at the lower of cost or market value using the weighted average cost

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

method, while net realizable value is used to determine the market value. An allowance for loss on obsolescence and decline in market value is provided, when necessary.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Building......................................................          50 years

Information, communication equipment and software.............      3 to 5 years

Modems rented ................................................      3 to 5 years

Office furniture and equipment ...............................      3 to 5 years

Transportation equipment .....................................           5 years

Leasehold improvements........................................           5 years

Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, goodwill and purchased intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

Effective January 1, 2002, in conjunction with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142, all goodwill, including goodwill related to acquisitions prior to July 1, 2001, will no longer be amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated using the

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

specific guidance provided by SFAS No. 142. This impairment analysis will be performed at least annually. Also effective January 1, 2002, potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives will be evaluated using the guidance provided by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques.

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs incurred in 2000, 2001 and 2002 totaled NT$322,513, NT$135,831 and NT$48,701, respectively.

STOCK-BASED COMPENSATION

The Company measures compensation expense for its stock-based employee compensation plan using the intrinsic value method. If the fair value based method had been applied in measuring stock compensation expense, the pro forma effect on net loss and net loss per share would have been as follows:

                                                           Years Ended December 31,
                                                    -------------------------------------------
                                                       2000            2001           2002
                                                   -----------     ------------    -----------
                                                    NT$              NT$            NT$
Net loss
  As reported                                       ($1,206,372)    ($1,811,324)    ($  637,990)
  Stock compensation expense                           (145,807)       (751,857)              -
                                                    -----------     ------------    -----------
  Pro forma                                         ($1,352,179)    ($2,563,181)    ($  637,990)
                                                    ===========     ===========     ===========
Net loss per share (in dollars):
  As reported-basic and diluted                     ($    24.73)    ($     36.12)   ($    12.72)
  Pro forma-basic and diluted                       ($    27.71)    ($     51.11)   ($    12.72)


See Note 15-"Shareholders' Equity and Share Options" for the assumptions and methodology used to determine the fair value of stock-based compensation.

                               GIGAMEDIA LIMITED
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                        EXCEPT AS INDICATED OTHERWISE)

RETIREMENT PLAN

The Company's funded defined benefit pension plans covers substantially all of the regular employees. The net pension cost is computed based on an actuarial valuation and includes service cost, interest cost, expected return on plan assets and amortization of net asset/obligation at transition, amortization of prior service cost and amortization of pension gain or loss. The unrecognized net assets or obligation at transition is amortized equally over 15 years. The unrecognized prior service cost is amortized over the average remaining service period of the participated employees expected to receive benefits under the pension plan as of the date of amendment of the plan. The amortization of unrecognized gain or loss is the excess of the beginning balance of unrecognized gain or loss over 10% of the greater of the projected benefit obligation or the market-related value of plan assets divided by the service period of active employees expected to receive benefit under the plan.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income
(loss) is recorded as a component of shareholders' equity. The Company's comprehensive income (loss) consists of net earnings or loss as well as unrealized gains and losses on available-for-sales securities.

ACCOUNTING FOR INCOME TAXES

The Company has adopted SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, loss carryforwards and investment credits and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

LOSS PER SHARE

The Company computes loss per share in accordance with SFAS No. 128, "Earnings per

                               GIGAMEDIA LIMITED
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                        EXCEPT AS INDICATED OTHERWISE)

Share." Under the provisions of SFAS No. 128, basic net income or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents, composed of incremental common shares issuable upon the exercise of stock options, are included in the computation of diluted net income or loss per share to the extent such shares are dilutive.

MINORITY INTEREST

Minority interest represents the outside shareholders' 0.01% ownership of the common stock of Koos Broadband Telecom Co., Ltd., 5% ownership of the common stock of GigaMusic.com Limited and 41.42% of the common stock of G-Music Limited.

RECLASSIFICATION

The presentation of certain prior year information has been reclassified to conform with current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on the Company's financial position or results of operations, although SFAS 146 may impact the timing of recognition of costs associated with future restructuring, exit or disposal activities.

                               GIGAMEDIA LIMITED
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                    (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                        EXCEPT AS INDICATED OTHERWISE)

In December 2002, the FASB issued Statement of Financial Accounting Standards No.148 ("SFAS No. 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123." SFAS No. 148 amends Statement of Financial Accounting Standards No.123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has included the disclosures required by SFAS No. 148 in Note 1-"The Company and Summary of Significant Accounting Policies" and Note 15-"Shareholders' Equity and Share Options."

In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe the adoption of FIN No. 45 will have a material impact on its financial position or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe the adoption of EITF 00-21 will have a material impact on its financial position or results of operations.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

In January 2003, the FASB issued Interpretation No. 46 ("FIN No. 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Management is currently evaluating the effect of adopting FIN No. 46 on its results of operations and financial position.

NOTE 2. LOSS PER SHARE

                                                            For the years end December 31,
                                                     --------------------------------------------
                                                         2000            2001             2002
                                                     -----------      -----------     -----------
                                                                 (in thousand shares)
Average outstanding shares, beginning of year             40,000           50,154          50,154
Add: Issuance of shares for cash in February 2000          8,791                -               -
                                                     -----------      -----------     -----------
Average outstanding shares, end of year                   48,791           50,154          50,154
                                                     ===========      ===========     ===========
Loss before income tax and minority interests        $(1,206,372)     $(1,811,523)    $  (716,091)
Minority interest (income) loss                                -             (194)         73,718
Income tax benefit                                             -              393           4,383
                                                     -----------      -----------     -----------
Net loss                                             $(1,206,372)     $(1,811,324)    $  (637,990)
                                                     ===========      ===========     ===========

Loss per share-basic and diluted (in dollars)        $    (24.73)     $    (36.12)    $    (12.72)
                                                     ===========      ===========     ===========

For the years ended December 31, 2000, 2001 and 2002, diluted loss per share included only weighted-average shares outstanding as the inclusion of additional potential common stock equivalents would have been antidilutive since the Company incurred a net loss for the respective years.

NOTE 3. ACQUISITIONS

In February 2002, September 2002 and December 2002, the Company acquired all of the outstanding stock of 17 companies, which owned 50 music chain stores under the distribution system of Rose Records and Tachung Records, through its directly-owned subsidiary, G-Music. The acquisitions have gained the Company meaningful presence in the off-line entertainment

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

market, enhanced the Company's bargain power with vendors, and are consistent with the Company's strategy of building a diversified entertainment business. These factors contributed to purchase prices in excess of fair market value of the acquirees' net tangible assets and intangible assets acquired, and as a result, the Company has recorded goodwill in connection with the transactions.

As the individual business combinations are considered immaterial to the Company, but material in the aggregate, all information in relation to the acquisitions is disclosed in aggregate.

The total purchase price of NT$638,904 consisted of NT$220,606 in G-Music Common Stock, representing 6,550 thousand shares and NT$418,298 in cash consideration, NT$88,000 of which was not paid and recorded as other current liabilities as of December 31, 2002. The value of G-Music Common Stock was determined based on the management's estimate of the fair value of G-Music Common Stock in connection with the acquisitions.

Total purchase price has been allocated as follows:

                                              NT$
                                          ---------
Cash acquired                             $  18,311
Inventories, net                            365,118
Property, plant and equipment, net          105,158
Other tangible assets acquired              285,364
Amortizable intangible assets:
  Brandnames                                150,875
  Distribution channel                      106,851
Goodwill                                    268,327
Short-term bank loans                       (88,780)

Notes and accounts payable                 (516,451)
Other tangible liabilities assumed          (55,869)
                                          ---------
  Total                                   $ 638,904
                                          =========

Amortizable intangible assets acquired have estimated useful lives as follows: brandnames - 15 years; distribution channel - five years. Goodwill of NT$268,327 represents the excess of the

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.

The results of operations of the acquirees have been included in the Company's consolidated statements of operations since the completion of the acquisitions. The following unaudited pro forma information presents a summary of the results of operations of the Company as of December 31, 2001 and 2002 as if the acquisitions occurred on January 1, 2001:

                                                      For the years ended December 31,
                                                      --------------------------------
                                                          2001                2002
                                                      ------------        ------------
                                                              (Unaudited)
                                                           NT$                 NT$
Net revenues                                           $ 3,606,979         $ 3,834,289
Loss from operations                                   $(2,221,609)        $  (854,184)
Net loss                                               $(1,876,740)        $  (650,607)
Net loss per share-basic and diluted (in dollars)      $    (37.42)        $    (12.97)


The unaudited pro forma financial information is not intended to represent or to be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisitions been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.

NOTE 4. GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

                                    Total
                                  ---------
                                     NT$
Balance as of January 1, 2002     $       -
Acquisitions                        268,327
Impairment                         (242,938)
                                  ---------
  Total                           $  25,389
                                  =========

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

The Company performed an impairment test of its goodwill and intangible assets as of December 31, 2002. Due to the general market downturn and the operating performance of the acquired business fell below the Company's expectations, the Company recorded a goodwill impairment loss of NT$242,938 in the fourth quarter of 2002. The amount of loss was determined based on an independent appraiser's report as of December 31, 2002. The fair value of the reporting unit giving rise to the impairment loss was estimated using the expected present value of future cash and income method.

NOTE 5. INTANGIBLE ASSETS - NET

The following table summarizes the Company's intangible assets, net:

                                                    December 31, 2001
                                     ----------------------------------------------
                                     Gross carrying      Accumulated
                                         amount          amortization         Net
                                     --------------      ------------      --------
                                           NT$                NT$             NT$
EMI-content, licenses and others        $ 12,631           $     -         $ 12,631
                                        ========           =======         ========

                                                    December 31, 2002
                                     ----------------------------------------------
                                     Gross carrying      Accumulated
                                         amount          amortization         Net
                                     --------------      ------------      --------
                                           NT$                NT$             NT$
Brandnames                             $ 150,875         ($  5,029)         $ 145,846
Distribution channel                     106,851         (  10,685)            96,166
                                       ---------         ---------          ---------
                                       $ 257,726         ($ 15,714)           242,012
                                       =========         =========          =========

a. The Company recognized an intangible asset attributable to a Business Cooperation Agreement with Microsoft Corporation ("Microsoft") of approximately NT$1,543,270, equal to the fair value of a warrant issued to Microsoft to purchase up to 10 million shares of the Company's common stock. The exercise price was initially set at US$6.60 per share and may be adjusted as disclosed in the following paragraph. The fair value of the warrant was based on the Black-Scholes valuation model with the following assumptions: fair value per common share of US$8.75 dollars, expected volatility of 44%, dividend yield of 0, risk free interest rate of 6% and an expected life of five years. The intangible asset was being amortized over a three-year period using the straight-line method.


Upon the occurrence of certain events, including a special distribution to our shareholders, the terms of the warrant give Microsoft the option to either adjust the exercise price or demand a cash payment in lieu of such an adjustment. As a result of a special distribution of $2.00 per share by the company in 2002, the warrant gave Microsoft the right to either adjust the exercise price downward to approximately $1.60 per share or to demand a cash payment equal to the per share distribution multiplied by the number of shares covered by the warrant. As of the date hereof, Microsoft has made no election.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

Additionally, in accordance with the Business Cooperation Agreement, the Company had the following transactions with Microsoft:

* GigaMedia agreed to pay Microsoft 2% of gross revenues from the sale of cable-modem based access services;

* GigaMedia agreed to spend US$1 million on advertising services over a three-year period ended in November 2002.

As of December 31, 2001, due to the following reasons, management determined that the intangible asset derived from the Business Cooperation Agreement with Microsoft was impaired:

(1) No products defined in the agreement (e.g., co-branded broadband version or shopping channels) have been created or developed or are in development with Microsoft.

(2) Compared to the carrying value of the intangible, the revenue generated from the agreement in 2001 is insignificant.

(3) The market has undergone significant changes since the Company's IPO in February 2000, and Microsoft may not be interested in entering Taiwan's Internet market due to the current worldwide economic downturn.

(4) The relationship with Microsoft may not benefit the Company in the future, and the expected benefits to be derived from Microsoft are not likely to materialize.

(5) The economic life of the intangible has expired as no products are under development or are expected to be launched at any time in the future.

Accordingly, the carrying value of NT$428,686 was written off in 2001 and recorded

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

     as operating cost in the statement of operations.

b. The Company entered into a three-year license agreement with Microsoft Corporation on April 1, 1998 for technologies related to cable-based Internet broadband access. License fees under the agreement amounted to US$1,450 thousand dollars and were fully amortized in 2001 based on a three-year amortization period.

c. The Company entered into a three-year license agreement with Portal Information Network, Inc. on May 1, 1998 for technologies related to billing and customer management of the Company's subscribers. License fees under the agreement amounted to US$300 thousand dollars and were fully amortized in 2001 based on a three-year amortization period.

d. In 2001, GigaMedia entered into a three-year agreement with EMI Music Asia ("EMI"), a division of EMI Group Hong Kong Limited, to establish GigaMusic.Com Limited ("GigaMusic"), which is registered in the Cayman Islands. The Company invested NT$239,990 in GigaMusic during 2001. The Company holds 95% of total shares; EMI holds 5% of total shares in exchange for:

*    EMI providing access to EMI management expertise and industry know-how;

*    EMI providing content;

* EMI granting licenses and rights (non-exclusive and non-transferable) to GigaMusic.Com to use EMI's licensed products and artists including streaming EMI's licensed samples (i.e. 30-music-length videos from newly released album), displaying EMI's licensed materials, previews of newly released licensed recordings, and promotional downloads of licensed recordings.

     In addition to the 5% ownership of GigaMusic, the Company paid EMI a one-time non-recoupable initiation fee equal to US$1,000,000 on June 30, 2001 and the Company made two additional non-recoupable payments to EMI in the amount of US$1,000,000 on March 1, 2002 and March 1, 2003.

     The total value of the 5% shares granted to EMI amounted to NT$12,631 and was

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

     recorded as an intangible asset. In addition to the 5% ownership of GigaMusic, the Company paid EMI a non-recoupable fee of US$1,000 thousand dollars in June 2001 and March 2002, respectively, and recorded as other assets. The Company was required to pay an additional payment of US$1,000 thousand dollars in March 2003 in accordance with the terms of the agreement. However, in March 2002, the Company sent a notice to EMI to terminate the agreement, including requiring EMI to return the ownership interest in GigaMusic and US$2,000 thousand dollars paid in June 2001 and March 2002 to the Company. In addition, the Company has obtained a preliminary injunction order from Taipei District Court on the additional US$1,000 thousand dollars scheduled to pay to EMI in March 2003. See Note 22 - "Subsequent Events" for the legal actions the Company has taken subsequent to December 31, 2002.

     As of December 31, 2002, the Company performed an impairment test of the EMI intangible asset as well as the US$2,000 thousand dollars payments. Due to EMI has not provided the agreed-upon products to GigaMusic, the site has not been launched and no subscriber revenue has been generated from the project, the fair value of the intangible asset and the US$2,000 thousand dollars payments was considered negligible and the Company wrote down the balance of these assets and recorded an impairment loss of NT$80,627 in the current year's operation results.

e. As a result of the acquisition transactions mentioned in Note 3, intangible assets, including brandnames and distribution channel, amounting to NT$257,726 were recorded by the Company. The intangible assets are both amortizable and have original estimated useful lives as follows: brandnames-15 years; distribution channel-five year. For the year ended December 31, 2002, the total amortization expenses were NT$15,714. As of December 31, 2002, the Company performed an impairment test based on an independent appraisal report and considered that the carrying amount of the intangible assets approximate their fair value. Accordingly, no impairment loss was recorded in 2002. As of December 31, 2002, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2003: $31,428; 2004: $31,428; 2005: $31,428; 2006: $31,428; and 2007: $20,743.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

NOTE 6. CASH AND CASH EQUIVALENT'S

                                                  December 31,
                                          --------------------------
                                              2001            2002
                                          -----------     ----------
                                              NT$             NT$
Petty cash                                $       470     $   11,714
Checking and savings accounts                  92,969        283,859
Time deposits                                 700,907        945,584
                                          -----------     ----------
Total                                     $   794,346     $1,241,157
                                          ===========     ==========


NOTE 7. SHORT-TERM INVESTMENTS

                                                  December 31,
                                          --------------------------
                                              2001            2002
                                          -----------     ----------
                                              NT$             NT$
Available-for-sale securities:
  Debt securities due within one year     $         -     $   69,500
  Open-end funds                            3,524,943        785,773
  Goldtree investment funds                 1,503,776              -
                                          -----------     ----------
Total                                     $ 5,028,719     $  855,273
                                          ===========     ==========

Short-term investments are classified as available-for-sale securities. As of December 31, 2001 and 2002, the balances of unrealized gains for available-for-sale securities were NT$136,201 and NT$1,214, respectively. During 2000, 2001 and 2002, realized gains from disposal of short-term investments amounted to NT$114,577, NT$201,826 and NT$62,787, respectively.

NOTE 8. NOTES AND ACCOUNTS RECEIVABLE

                                                  December 31,
                                          --------------------------
                                              2001            2002
                                          -----------    -----------
                                              NT$             NT$
Notes and accounts receivable             $   130,021    $   181,659
Less: Allowance for doubtful accounts         (26,728)       (54,056)
                                          -----------    -----------
Net                                       $   103,293    $   127,603
                                          ===========    ===========

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


                                     For the years ended December 31,
                                     ---------------------------------
                                       2000        2001         2002
                                     --------   ---------    ---------
                                        NT$        NT$           NT$
Allowance for doubtful accounts
Balance at beginning of year         $    892   $   2,578    $  26,728
Additions: Bad debt expenses            1,686      40,250       31,611
Less: Write-off                             -     (16,100)      (4,283)
                                     --------   ---------    ---------
Balance at end of year               $  2,578   $  26,728    $  54,056
                                     ========   =========    =========

NOTE 9. INVENTORIES-NET

                                                     December 31,
                                             -------------------------
                                                2001           2002
                                             ---------     -----------
                                                NT$            NT$
Cable modems                                 $  74,180     $    69,795
Merchandise                                      1,125         335,402
                                             ---------     -----------
Subtotal                                        75,305         405,197
Less: Allowance for inventory market value
        decline and obsolescence               (22,806)        (44,981)
                                             ---------     -----------
Net                                          $  52,499     $   360,216
                                             =========     ===========

                                     For the years ended December 31,
                                     ---------------------------------
Allowance for inventory market
  value decline and obsolescence       2000        2001         2002
                                     --------   ---------    ---------
                                        NT$        NT$           NT$
Balance at beginning of year         $      -   $   3,482    $  22,806
Additions: Charges for inventory
           market value decline
           and obsolete items           3,482      19,324       22,175
                                     --------   ---------    ---------
Balance at end of year               $  3,482   $  22,806    $  44,981
                                     ========   =========    =========

Charges for inventory market value decline and obsolete items are a component of operating costs.

NOTE 10. LONG-TERM INVESTMENTS

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                                   December 31,
                                       -----------------------------------
                                             2001               2002
                                       ----------------   ----------------
                                          NT$       %        NT$       %
                                       --------   -----   --------   -----
Debt securities:
  UBS AG Jersey Bond ("UBS Bond")      $173,265      -    $      -      -
  Societe General Bond Fund
    ("SG Fund")                         353,833      -     370,365      -
                                       --------           --------
  Sub-total                             527,098            370,365
                                       --------           --------
Equity Securities:
  Gamania Digital Entertainment Co.,
    Ltd. ("Gamania")                   $369,280   9.92%   $212,203   3.25%
  Rock Internet Corporation ("RIC")      98,520   4.35%     58,520   4.35%
                                       --------           --------
  Sub-total                             467,800            270,723
                                       --------           --------
Total                                  $994,898           $641,088
                                       ========           ========


In 2001, the Company purchased SG Fund and UBS Bond for NT$333,701 and NT$160,693, respectively. These debt securities are classified as long-term available-for-sale investments as management does not intend to sell these securities for use in current operations. Accordingly, the Company revalued these debt securities at fair market value at the balance sheet date and recognized the unrealized gains as accumulated other comprehensive income. As of December 31, 2001 and 2002, the balances of unrealized gains on these investments were NT$32,704 and NT$36,665, respectively. For the year ended December 31, 2002, the Company disposed UBS Bond with a gain of NT$444.

In 2001, the Company invested in Gamania for NT$369,280 at an average cost of NT$70 dollars per share. The Company acquired 3,768 thousand shares at NT$90 dollars per share from certain shareholders of Gamania ("Offering Shareholders") and 1,508 thousand shares at NT$20 dollars per share directly from Gamania. During 2001 and 2002, the Company received stock dividends of 369 thousand shares and 1,319 thousand shares, respectively. During 2002, the Company disposed 3,457 thousand shares of Gamania at an average selling price of approximately NT$77.43 dollars per share and recognized a disposal gain of NT$51,347 in the current year's operations. The Company has no ability to exercise significant influence over Gamania's operating and financial policies. These equity securities are classified as long-term available-for-sale investments as management does not

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

intend to sell these securities for use in current operations. Accordingly, the Company revalued these equity securities at fair market value at the balance sheet date and recognized the unrealized gain as accumulated other comprehensive income. As Gamania went public in 2002, the Company adopted Gamania's quoted market price as of December 31, 2002 to determine the fair value of this investee. As of December 31, 2002, the balance of unrealized gain was NT$59,245. As of December 31, 2001, Gamania was a privately-held company, and management believed that the fair value of this investment approximated its cost. Therefore, no unrealized gain or loss on this investment was recorded as of December 31, 2001.

On April 30, 2001, the board of directors of Dynamix held a meeting and resolved to dissolve Dynamix as of June 30, 2001. Therefore, during 2001 the Company wrote off the value of its investment in the amount of NT$20,343,746. In addition, at April 30, 2001, the Company had uncollected receivables from Dynamix in the amount of NT$16,100,000 which were also written off in 2001.

The Company's equity in net losses of its partially owned equity affiliates in 2000, 2001 and 2002 was NT$13,801,459 and NT$27,837,259, and NT$0, respectively.

In 2001, the Company disposed of its long-term investment in Mediacoding by selling its shares to RIC, the parent company of Mediacoding. Proceeds from the sale were NT$22,500,000, the Company's original investment, and the carrying value was NT$10,861,282. Therefore the Company recorded a gain on disposal of long-term investment in the amount of NT$11,638,718. During 2001, the Company recognized investment loss from Mediacoding in the amount of NT$7,493,513.

In 2001, the Company invested in RIC, which is a private company engaged in providing on-line music services, for NT$98,520. The Company has no ability to exercise significant influence over RIC's operating and financial policies. For the year ended December 31, 2001, the value of the stock is not readily determinable, therefore this investment is recorded at historical cost. Management believed the fair value of this investment approximated the cost. During the year ended December 31, 2002, due to the down trend of Internet industry and the investee has incurred significant losses since incorporation, management concluded that the impairment loss the Company had suffered was other-than-temporary. Accordingly, the carrying value of the investment was written off to its fair value, which was

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

approximately its net worth as (1) the investee is a private company and hence there is no quoted market value to determine its fair value; (2) based on management's evaluation, the carrying value of the assets and liabilities of the investee company approximate its fair value. As a result, an impairment loss of NT$40,000 was recognized in 2002 in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

NOTE 11. DEFERRED ASSETS

                                            December 31,
                                        -------------------
                                          2001       2002
                                        --------   --------
                                           NT$        NT$
Cable modems                            $ 38,440   $      5
Software, royalty and license fees        36,749     51,652
Network development cost                  32,619     23,819
Other                                          -     11,877
                                        --------   --------
Total                                   $107,808   $ 87,353
                                        ========   ========

Deferred assets are stated at cost and amortized on a straight-line basis over the following period: software, royalty and license fees-one to three years; cable modems-15 months; network development cost-five years. The Company provides cable modems on a free basis to its customers for subscribing to Internet access lines for a period of 15 months. Network development cost is comprised of costs to build the cable.

NOTE 12. RESTRICTED CASH

Restricted cash recorded in current assets and other assets as of December 31, 2001 and 2002 consist of the following:

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                                          December 31,
                                                      -------------------
                                                        2001       2002
                                                      --------   --------
                                                         NT$        NT$
Restricted cash-current assets
Time deposit pledged to ABN AMRO for standby
  letter of credit maturing on April 1, 2002          $ 34,950   $      -
Time deposit pledged to ABN AMRO for standby
  letter of credit maturing on April 1, 2003                 -     34,891
Time deposit pledged to CHTC for refundable deposit
  maturing on February 28, 2002                          6,000          -
Time deposit pledged to Hua Nan Commercial Bank as
  a guarantor for inventory purchases                        -     28,000
Time deposit pledged to Fubon Commercial Bank for
  short-term loans                                           -     37,523
                                                      --------   --------
Total                                                 $ 40,950   $100,414
                                                      ========   ========

                                                 December 31,
                                               ---------------
                                                2001     2002
                                               -------  ------
                                                 NT$      NT$
Restricted cash-other assets
Time deposit pledged to ABN AMRO for standby
  letter of credit maturing on April 1, 2003   $34,950  $    -
                                               =======  ======

According to the agreement mentioned in Note 5, the Company paid EMI a one-time, non-recoupable initiation fee equal to US$1,000,000 on June 30, 2001 and the Company made an additional non-recoupable payment to EMI in the amount of US$1,000,000 on March 1, 2002. The Company was required to pay an additional payment of US$1,000 thousand dollars in March 2003 in accordance with the terms of the agreement. However, in March 2002, the Company sent a notice to EMI to terminate the agreement, including requiring EMI to return the ownership interest in GigaMusic and US$2,000 thousand dollars paid in June 2001 and March 2002 to the Company. In addition, the Company has obtained a preliminary injunction order from Taipei District Court on the additional US$1,000 thousand dollars scheduled to pay to EMI in March 2003.


In 2001, the Company provided two unconditional and irrevocable standby letters of credit issued by ABN AMRO BANK in the amount of US$1,000,000 each in favor of EMI. These two standby letters of credit were guaranteed by two certificates of deposit maturing on

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

April 1, 2002 and April 1, 2003, respectively. See Note 22 - "Subsequent Events" for the legal actions the Company has taken subsequent to December 31, 2002.


NOTE 13. SHORT-TERM LOANS

                                                            December 31,
                                                     --------------------------
   Nature                Pledged assets                 2001           2002
-------------        --------------------------      ----------     -----------
                                                         NT$            NT$
Secured loans        Time deposits (see Note 12)     $        -     $    93,000
                                                     ==========     ===========
Interest rate                                                 -            6.25%
                                                     ==========     ===========


NOTE 14. PENSION BENEFITS

As all of the Company's employees are located in Taiwan, the Company has enacted provisions for employees' retirement in accordance with the Labor Standards Law of the Republic of China. The provisions state that employees are entitled to 2 base points for every year of service for the first 15 years and 1 base point for every additional year of service up to a maximum of 45 base points. An employee's pension obligation is computed based on years of service and average salary or wages for the 6 months prior to approved retirement.

The following table set forth the actuarial assumptions of the Company's defined benefit pension plan:

                                          2000          2001      2002
                                          ----          ----      ----
Discount rate (weighted averages)         6.00%         4.25%     4.00%
Expected return on plan assets
  (weighted averages)                     6.00%         4.00%     3.25%
Rate of compensation increase
  (weighted averages)                     5.00%         4.50%     3.38%

The following provides a reconciliation of projected benefit obligations and funded status of the plan and the components of net periodic benefit cost recognized.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


                                           2001           2002
                                         --------      ---------
                                            NT$           NT$
Vested benefit obligation                $      -      $       -
                                         ========      =========
Accumulated benefit obligation           $  3,738      $  14,346
                                         ========      =========

                                                                2001          2002
                                                             ---------     ---------
                                                                NT$           NT$
Projected benefit obligation at January 1,                   $   3,567     $  11,079
Service cost                                                     5,191         6,834
Interest cost                                                      383           665
Benefit obligation arising from the acquistions                      -        15,445
Actuarial gain on projected benefit obligation                      -        (3,961)
Unrecognized loss                                                1,668             -
Amortization of loss                                               270             -
                                                             ---------     ---------
Projected benefit obligation at December 31,                 $  11,079     $  30,062
                                                             =========     =========

                                                                  December 31,
                                                             -----------------------
                                                                2001          2002
                                                             ---------     ---------
                                                                NT$           NT$
Fair value of plan assets                                    $       -     $       -
Projected benefit obligation                                   (11,079)      (30,062)
                                                             ---------     ---------
Funded status                                                  (11,079)      (30,062)
Unrecognized transition obligations                                  -         2,231
Unrecognized prior service cost                                      -        12,900
Unrecognized loss (gain)                                         1,669        (2,356)
Additional liability                                                 -        (7,760)
                                                             ---------     ---------
Accrued pension liabilities                                   ($ 9,410)    ($ 25,047)
                                                             =========     =========

Net periodic pension cost includes the following components:

                               GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                                  For the years ended December 31,
                                              --------------------------------------
                                                 2000           2001         2002
                                              ----------     ---------     ---------
                                                  NT$            NT$           NT$
Service cost                                  $    1,611     $   5,191     $   6,834
Interest cost                                        120           383           665
Amortization of unrecognized net
  transition obligation loss                           -           270           160
Amortization of unrecognized prior
  service cost                                         -             -           156
Amortization of unrecognized
  pension loss                                         -             -            77
                                              ----------     ---------     ---------
Net periodic pension cost                     $    1,731     $   5,844     $   7,892
                                              ==========     =========     =========

NOTE 15. SHAREHOLDERS' EQUITY AND SHARE OPTIONS

As of December 31, 2002, the authorized capital of the Company was NT$800,000 represented by 80,000 thousand common shares with par value of NT$10 dollars per share. As of December 31, 2002, 50,154 thousand common shares were issued and outstanding.

On January 17, 2002, the Company's shareholders approved a return of capital in the amount of US$2 dollars for each ordinary share outstanding on March 15, 2002. On March 29, 2002, the Company returned the capital to the shareholders in an amount of US$100,308 thousand dollars translated into NT$3,521,814 based on the exchange rate at the transaction date.

For the year ended December 31, 1999, 210 thousand shares of option were granted and vested immediately at the option price of zero dollars. In addition, 2,819 thousand shares of option were granted which are exercisable at the option price of zero dollars and, subject to termination of employment, expire three years from the date of grant, are not transferable other than on death, and are exercisable in three annual installments of 30%, 35% and 35% commencing one year from the date of grant when the specific employees complete one, two, or three years of services with Hoshin GigaMedia, the Company's wholly-owned subsidiary.

During 2000, The Company adopted the 1999 Employee Share Option Plan (the "Plan"). Pursuant to the Plan, up to 2 million common shares may be granted to employees of the

                               GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

Company. The Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable. During 2000, options to purchase 1,111 thousand shares of the Company's common stock were granted at an exercise price of US$24.3 dollars, a 10% discount to the initial public offering price (US$27 dollars), and options to purchase 837 thousand shares of the Company's common stock were granted at an exercise price of US$15 dollars (fair value at the date of grant). During 2001, 1,467 thousand shares of option granted in 2000 were cancelled or forfeited by employees.

Unearned compensation for outstanding options as of December 31, 2001 and 2002 amounted to NT$5,281 and NT$0, respectively. During 2001, the Company accelerated the amortization of share compensation expenses in relation to the options granted in 2000. Total compensation expense recorded in 2000, 2001 and 2002 for all options amounted to NT$182,776, NT$130,827 and NT$5,281, respectively, which consists of amortization of options outstanding during the respective years, net of forfeitures. There were no options granted in 2001 or 2002.

Pro forma information regarding net income and earnings per share is required by FASB No. 123, "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method required by that Statement.

The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model based on the risk-free interest rate of 5.06% to 6.2%, assuming no dividends and an option life of five years. Volatility of the stock in a range of 41.34 to 58.77 has been reflected in the option pricing calculation.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions including the

                               GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


expected stock price volatility.

For the purposes of SFAS No. 123's fair value method for pro forma disclosures, the estimated fair value of the option is amortized to expense over the option-vesting period. The Company's pro forma information is as follows:

                                 For the years ended December 31,
                         --------------------------------------------
                             2000            2001             2002
                         ------------    ------------      ----------
                              NT$             NT$              NT$
Net loss
  As reported            ($ 1,206,732)   ($ 1,811,324)     ($ 637,990)
  Pro forma              ($ 1,352,179)   ($ 2,563,181)     ($ 637,990)
Loss per share
  As reported            ($     24.73)   ($     36.12)     ($   12.72)
  Pro forma              ($     27.71)   ($     51.11)     ($   12.72)

The status of the Company's stock option plan is summarized below.

                                             Number of            Weighted average
                                               shares              exercise price
                                          ---------------         ----------------
                                          (in thousands)                 US$
Outstanding at January 1, 2000                      2,694         $              -
  Granted                                           1,948                    20.31
                                          ---------------
Outstanding at December 31, 2000                    4,642                     8.52
  Cancelled                                        (1,457)                   19.31
  Forfeited                                           (18)                   20.31
                                          ---------------
Outstanding at December 31, 2001                    3,167                     3.54
  Expired                                          (2,694)                       -
                                          ---------------
Outstanding at December 31, 2002                      473                    23.50
                                          ===============

The following table sets forth information about stock options outstanding at December 31, 2002:

                               GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


                                                    Weighted
                             Number of              average            Weighted               Number of
                        Outstanding shares         remaining           average            exercisable share
Range of exercise              as of              contractual          exercise                 as of
      price              December 31, 2002            life              price             December 31, 2002
-----------------       ------------------        -----------          --------           -----------------
     US$15.0                        40,930         2.09 years           US$15.0                      35,970
     US$24.3                       432,100         2.09 years           US$24.3                     312,100
                        ------------------                                                -----------------
                                   473,030                                                          348,070
                        ==================                                                =================


NOTE 16. INCOME TAXES

The benefit for income taxes consists of the following:

                                                 2000           2001         2002
                                              ----------     ---------     ---------
                                                  NT$            NT$           NT$
Income tax benefit computed at the
ROC statutory rate                              (185,739)     (210,914)     (149,068)
Non-deductible items                              31,936        20,829        26,707
Benefit from operating losses note
recorded                                         153,804       189,692       117,978
                                               ---------     ---------     ---------
Total benefit (expense) for income
taxes                                          $       -     $(    393)    $   4,383
                                               =========     =========     =========

Significant components of the Company's deferred tax assets and liabilities consist of the following:

                               GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                                        December 31,
                                                  -----------------------
                                                     2001         2002
                                                  ---------     ---------
                                                     NT$           NT$
                                                  ---------     ---------
Deferred tax assets:
Organization costs                                $   3,809     $   1,859
Net operating loss carryforwards                    462,033       651,854
Share of net loss of equity investee                  5,086             -
Unrealized foreign exchange loss
  (gain)                                              3,844        (2,807)
Valuation allowance for inventory                     4,964        11,245
Valuation allowance for notes and
  accounts receivable                                10,395        12,723
Pension expense                                       1,893         3,867
Investment credits                                        -         4,154
                                                  ---------     ---------
 Sub-total                                          492,024       682,895
Less: valuation allowance                          (491,631)     (678,119)
                                                  ---------     ---------
Deferred tax assets - net                         $     393     $   4,776
                                                  =========     =========

                                         For the years ended December 31,
                                      ------------------------------------
                                         2000          2001        2002
                                      ----------    ----------   ---------
                                          NT$          NT$          NT$
Valuation allowance:
Balance at beginning of year          $   74,610    $  259,713   $ 491,631
Additions: charged to valuation
  allowance                              185,103       231,918     186,488
                                      ----------    ----------   ---------
Balance at end of year                $  259,713    $  491,631   $ 678,119
                                      ==========    ==========   =========

Due to a history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that realization of deferred tax assets is more likely than not. As a result, the Company has provided a valuation allowance covering substantially all of the deferred tax assets. As of December 31, 2001 and 2002, the balances of deferred tax assets were NT$393 and NT$4,776, respectively, which were related to one of the Company's subsidiaries, because this subsidiary's management believed that the realization of deferred tax assets was more than likely. The Company recorded the deferred tax assets in the other current assets in the balance sheet.

                               GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


As at December 31, 2002, the Company has net operating loss carryforwards of approximately NT$2,607,416 Currently, the net operating loss can be carried forward for five years. The expiring years are as follows:

                            Amount
                         ------------
Occurred year                 NT$          Expiring year
-------------            ------------      -------------
     1998                $     23,948           2003
     1999                     241,858           2004
     2000                     783,886           2005
     2001                     961,453           2006
     2002                     596,271           2007
                         ------------
     Total               $  2,607,416
                         ============

NOTE 17.  RELATED PARTY TRANSACTIONS

A.  Related Parties and Relationships

    The Company is a member of the Koos Group, a conglomerate in Taiwan. In the normal course of business, the Company conducted certain transactions with the following companies and individuals affiliated with the Koos Group and individuals:

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                            Names of related parties

Cycloria Incorporated ("Cycloria")
TeleFirst Cable Communication Co., Ltd. ("TeleFirst")
Everlasting CATV  Inc. ("Everlasting")
Wonderful CATV Co., Ltd. ("Wonderful")
Hoshin Home Center Co., Ltd. ("HHCC")
SunCrown CATV Co., Ltd. ("SunCrown")
Prosperity CATV Co., Ltd.
GaHo Cable Co., Ltd.
Twin Stars CATV Co., Ltd.
Liguan CATV Co., Ltd.
New Visual Wave Cable Communications ("New Visual Wave")
Chun-Chien CATV Co., Ltd. ("Chun-Chien")
GangDu CATV Co., Ltd. ("GangDu")
Ching Lian Incorporated ("Ching Lian")
China Trust Commercial Bank
Chailease Finance Co., Ltd. ("Chailease")
China Life Insurance Co., Ltd.
China Securities Co., Ltd.
KG Communication Co., Ltd.
Dynamix Media Technologies, Inc. ("Dynamix")
KGEx.Com
China Securities Co., Ltd.
Taiwan Fuji Xerox Co., Ltd.
China Network Systems Co., Ltd. ("China Network System")
Raymond Chang
Shu-Yun Huang

The Company had transactions with the following principal shareholder:

                            Names of related parties

Microsoft Corporation ("Micorsoft")

B.   Transactions with Related Parties

     a.   Sales to related parties:

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                        For the years ended December 31,
                                       ---------------------------------
          Related Parties                2000          2001       2002
-----------------------------          --------      -------     -------
                                         NT$           NT$         NT$
Dynamix                                $ 26,143      $ 7,190     $     -
China Trust Commercial Bank               4,747        7,114      10,156
China Life Insurance Co. Ltd.             2,100        1,846       2,075
KG Communication Co.                      5,400            -           -
China Securities Co., Ltd.                1,080          960       6,881
KGEx.com                                      -            -       3,248
Others                                    2,331        1,120       2,712
                                       --------      -------     -------
Total                                  $ 41,801      $18,230     $25,072
                                       ========      =======     =======

     b. As part of revenue sharing arrangements with cable partners, payments to related parties for installation and access services are summarized as follows:

                               For the years ended December 31,
                             ------------------------------------
      Related Parties           2000           2001        2002
-------------------------    ----------     ---------   ---------
                                 NT$           NT$         NT$
Everlasting                  $    2,146     $   2,198   $   5,928
Wonderful                         2,045         2,661       4,060
GangDu                            2,391         3,333       3,933
ChingLain                         3,095         2,683       2,976
TeleFirst                         3,042         2,578       4,178
New Visual Wave                       -         2,416         290
KGEx.Com                              -        15,135      29,034
Others                            7,302         7,403      11,923
                             ----------     ---------   ---------
Total                        $   20,021      $ 38,407   $  62,322
                             ==========     =========   =========

          Access and installation revenue was recorded net of these payments.

     c. Purchases of property, plant and equipment from related parties are summarized as follows:

                                      For the years ended December 31,
                                    ------------------------------------
          Related Parties              2000        2001         2002
-------------------------------     ----------   ---------    ----------
                                        NT$         NT$           NT$
China Network System                $        -   $   4,314    $        -
                                    ==========   =========    ==========

     d. The Company purchased beneficiary certificates managed by the Grand Pacific Securities Investment Trust Co., Ltd. for NT$700,000 in 2000. These beneficiary

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

          certificates were also sold in 2000 at a gain of NT$14,549. As of December 31, 2001, the Grand Pacific Securities Investment Trust Co., Ltd. was no longer affiliated with the Koos Group because the Koos Group disposed of all of their shares of Grand Pacific Securities Investment Trust Co., Ltd.

     e. The Company incurred sales commission expense of NT$7,307, NT$39,048 and NT$2,493 for the years ended December 31, 2000, 2001 and 2002, respectively, with its cable partners.

     f. The Company incurred expenses of NT$2,078 and NT$4,354 for the years ended December 31, 2001 and 2002, respectively, for consulting services provided by China Network System.

     g. Receivables from related parties resulting from the above transactions are summarized as follows (non interest-bearing):

                                      December 31,
                               -------------------------
      Related Parties             2001           2002
---------------------------    ----------     ----------
                                  NT$            NT$
China Trust Commercial Bank    $      775     $    1,753
HHCC                                1,630              -
Others                                507          3,952
                               ----------     ----------
Total                          $    2,912     $    5,705
                               ==========     ==========

     h. Payables to related parties resulting from the above transactions are summarized as follows (non interest-bearing):

                                             December 31,
                                     -------------------------
       Related Parties                  2001           2002
------------------------------       ----------     ----------
                                        NT$            NT$
China Life Insurance Co., Ltd.       $        -     $    9,677
TeleFirst                                   269              -
Everlasting                                 467          2,547
Wonderful                                   581              -
GangDu                                      254            337
SunCrown                                    216            478
KGEx.COM                                      -          5,536
Others                                    1,993          1,936
                                     ----------     ----------
Total                                $    3,780     $   20,511
                                     ==========     ==========

     i.   Please refer to Note 5 for transactions with Microsoft.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


     j. As of December 31, 2001 and 2002, receivable due from the Company's CEO, Mr. Raymond Chang, in the amount of NT$18,534 was derived from a two-year loan agreement, bearing interest as 4.45% per annum, signed between Mr. Chang and the Company on May 1, 2001. As the loan is to be due within one year from the balance sheet date, as of December 31, 2002, the total outstanding balance of NT$18,534 was accounted for as current assets.

     k. As of December 31, 2002, the Company's indirectly-owned subsidiary, Tachung Records, had receivables of NT$88,000 from its former shareholders and the receivables were recorded as "other current assets" in the balance sheet. An executive officer of the Company's subsidiary, Shu-Yun Huang, was one of the debtors and, in accordance with the acquisition agreements with these former shareholders, Shu-Yun Huang was required to be responsible for collecting the receivables as of December 31, 2002. These receivables were fully collected subsequent to December 31, 2002.

     l. The Company leases its office premises from China Life Insurance Co., Ltd. under an operating lease that expires in 2005. The Company incurred rental expense of NT$3,491, NT$47,567 and NT$12,910 with China Life Insurance Co., Ltd. for the years ended December 31, 2000 and 2001 and 2002, respectively.

     m.   Total deposits in bank with related parties are summarized as follows:

                                           For the years ended December 31,
                                           --------------------------------
          Related Parties                    2001                   2002
          ---------------                    ----                   ----
                                              NT$                    NT$
China Trust Commercial Bank-Total          $570,209               $683,746
                                           ========               ========

NOTE 18.  FINANCIAL INSTRUMENTS

The carrying amount of the Company's cash and cash equivalents approximates their fair value because of the short maturity of these instruments. The carrying value of receivables and payables approximates their market values based on their short-term maturities. The carrying value of the Company's available-for-sale investments approximates market based on the quoted market price or fair value of the securities at year-end. No cash dividends

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

were received during the three-year period ended December 31, 2002.

NOTE 19.  COMMITMENTS AND CONTINGENCIES

(a)  Operating Leases

     Future minimum payments under operating leases, including those with a related party as disclosed in Note 17, for the Company's office premises consisted of the following as of December 31, 2002:

     year                       NT$
--------------           -----------------
     2003                $         234,650
     2004                          169,964
     2005                           95,528
     2006                           48,033
2007 and after                      32,239

     Rental expense for the above operating leases amounted to NT$39,791, NT$78,411 and NT$175,715 for the years ended December 31, 2000, 2001 and 2002, respectively.

(b)  Contingencies

     In December 2001, a class action lawsuit was filed against the Company on behalf of purchasers of its common stock between February 17, 2000 and December 6, 2000 inclusive. There are over 300 issuers who are defendants in this class action.

     The complaint alleges that GigaMedia violated Sections 11, 12(a)(2) and 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In connection with the initial public offering of its stock (GigaMedia IPO), the complaint further alleges that the Prospectus was materially false and misleading because it failed to disclose, among other things (i) the Underwriters had solicited and received excessive and undisclosed commissions from certain investor in exchange for which the Underwriters allocated to those investors material portions of the restricted number of GigaMedia shares issued in connection with the GigaMedia IPO; and (ii) the Underwriters had entered into agreements with customers whereby the underwriters agreed to allocate GigaMedia shares to those customers in the GigaMedia IPO in exchange for which the customer

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

     agreed to purchase additional GigaMedia share in the aftermarket at pre-determined prices.

     The plaintiffs claim damages in an unspecified amount, including class damages and statutory compensation in an amount to be determined at trial, interest, costs and attorneys' fees. On or around April 19, 2002, the plaintiffs filed amended complaints against the Company. On July 1, 2002, the underwriter defendants filed their motion to dismiss the amended complaints. Subsequently, on July 15, 2002, the issuer defendants filed their motion to dismiss the amended complaints. The parties completed the briefing on the motions to dismiss, and the court held oral argument on the motions to dismiss on November 1, 2002. On October 17, 2002, a settlement consideration was proposed that the insurers, on behalf of the defendant directors and officers, shall severally pay the sum of US$100 million for the benefits of the Classes. On February 19, 2003, the court issued an Opinion and Order on defendants' motions to dismiss, which granted the motions in part and denied the motions in part. As to the Company, the Role 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.

     As the litigation is still at a very early stage, neither the Company nor the Company's defendant attorney is able to assess the likelihood of an unfavorable outcome and can determine as to the amount or range of potential loss, if any. However, the Company intends to vigorously defend itself against allegations. The Company has entered into an insurance policy with American Insurance Group with US$10 million of liability coverage. In addition, the Company has requested the underwriters of the GigaMedia IPO for reimbursement for all cost, expenses, losses and/or damages incurred by the Company in connection with such lawsuit. Accordingly, as of December 31, 2002, management believes that the potential liability, if any, will be covered by the insurance policy, and hence the Company has not recorded any provision related to these claims.

20.  CONCENTRATION OF RISKS

Concentration of Credit Risk

The Company's on-line business provides Internet access and on-line content services over

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

the Internet to customers located in various cities in Taiwan. The
Company requires a security deposit from those customers who lease cable modems for potential damages to the cable modem as well as uncollected monthly charges at termination, but generally does not perform credit evaluations of its customers.

As the Company's off-line business requires cash or credit card payments at the point of sale. Accordingly, the Company's exposure to credit risk of its off-line business is considered remote.

None of the Company's customers accounted for over 10% of net operating revenues in 2002 or the balance of notes and accounts receivable as of December 31, 2002.

Cash Risk

The Company maintains cash, cash equivalents and short-term and long-term investments with various financial institutions, majority of which are located in Taiwan. The Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company has not sustained material credit losses from instruments held in financial institutions.

Concentration of Exchange Rate Risk

The exchange rate risk of the Company's on-line business is mainly derived from purchases of cable modems from internationally reputable vendors with US dollar-denominated pricing and payments for professional fees and commission expenses denominated in US dollars. Fluctuations in exchange rates between the US dollar and the NT dollar will subject the Company to exchange rate risk.

The Company's off-line business purchases inventories from vendors in Taiwan. The purchases are denominated in NT dollars. Hence, the Company does not have exposure to exchange rate risk for off-line business.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

All of the Company's operations are located in Taiwan and all of its sales are denominated in NT dollars. Accordingly, the Company does net have exposure to exchange rate risk from its sales transactions.

NOTE 21. SEGMENT INFORMATION

Segment data

Prior to 2002, the Company managed its business and measured results based on a single Internet-related service industry segment. Due to the acquisitions of Rose Records and Tachung Records, commencing from 2002, the Company has two reportable segments: on-line entertainment segment and off-line entertainment segment. On-line entertainment segment mainly derives it revenues from Internet-related services, including (1) internet access, (2) sales, rental and installation of cable modems, (3) web development, and (4) advertising and others. Off-line entertainment segment mainly derived its revenues from the sales of compact disc, video compact disc, digital versatile disc, audio and video cassettes, and related accessories from its 50 directly-owned stores in Taiwan.

The Company's management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Company's method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States of America. Management measures the performance of each segment based on several metrics, including income or loss from operations.

Financial information for each reportable segment was as follows as of and for the year ended December 31, 2002:

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                                  On-line Segment      Off-line Segment           Total
                                                  ---------------      ----------------      ----------------
                                                         NT$                  NT$                   NT$
2002:
SEGMENT PROFIT OR LOSS:
  Net revenue from external customers              $      665,656       $     1,890,153       $     2,555,809
                                                  ===============      ================      ================
  Loss from operations                            ($      455,595)     ($       340,839)     ($       796,434)
                                                  ===============      ================      ================
  Interest income                                  $       17,940       $         3,894       $        21,834
                                                  ===============      ================      ================
  Interest expenses                                $            -      ($         1,392)     ($         1,392)
                                                  ===============      ================      ================
  Depreciation                                    ($      166,373)     ($        29,973)     ($       196,346)
                                                  ===============      ================      ================
  Amortization, including intangible
    assets                                        ($       75,994)     ($        21,465)     ($        97,459)
                                                  ===============      ================      ================
  Income tax benefit                               $        4,383       $             -       $         4,383
                                                  ===============      ================      ================
  Impairment loss on goodwill and
    intangible assets                             ($       80,627)     ($       242,938)     ($       323,565)
                                                  ===============      ================      ================
SEGMENT ASSETS:

  Additions to property, plant and
     equipment, net                                $       89,060       $       215,681       $       304,741
                                                  ===============      ================      ================
  Additions to intangible assets                   $       35,110       $       257,726       $       292,836
                                                  ===============      ================      ================
  Additions to goodwill                            $            -       $       268,327       $       268,327
                                                  ===============      ================      ================
  Total assets                                     $    2,508,511       $     1,201,854       $     3,710,365
                                                  ===============      ================      ================

For the years ended December 31, 2000 and 2001, the Company only has one reportable segment. Accordingly, all assets, liabilities and operating results of the Company were attributed to on-line entertainment segment.

The reconciliation of segment information to GigaMedia consolidated totals was as follows for the year ended December 31, 2002:

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

                                                                  2002
                                                             --------------
                                                                   NT$
LOSS FROM OPERATIONS:
Total segments                                               ($     796,434)
Corporate and unallocated costs and expenses                        (28,315)
                                                             --------------
Total GigaMedia consolidated                                 ($     824,749)
                                                             ==============

INTEREST INCOME:

Total segments                                                $      21,834
Corporate and unallocated interest income                            13,071
                                                             --------------
Total GigaMedia consolidated                                  $      34,905
                                                             ==============

TOTAL ASSETS:

Total segments                                                $   3,710,365
Corporate and unallocated total assets                              985,673
                                                             --------------
Total GigaMedia consolidated                                  $   4,696,038
                                                             ==============

Major Customers

No single customer represented 10% or more of GigaMedia's total net revenues in any period presented.

Geographic Information

All of the Company's operations are located in Taiwan and its revenues are all derived from customers located in Taiwan. Accordingly, the Company is not applicable to disclose the geographic information in any period presented.

NOTE 22. SUBSEQUENT EVENTS

a. Management buyout proposal

On March 21, 2003, the Company's management group, comprised of all seven senior officers of the Company, made an offer to the Company's board of directors to purchase all of the shares of the Company for US$1.20 dollars per share.

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)


The proposed management buy-out would be implemented pursuant to a scheme of arrangement as provided under Singapore law and is contingent upon certain conditions as specified in the offer letter, including the ability of the management team to secure funding. GigaMedia's board of directors has formed a special committee to review the offer made by GigaMedia management.

b. Litigation with EMI

On March 28, 2003, the Company commenced arbitration proceedings by submitting a Notice of Arbitration to the Singapore International Arbitration Center (the "SIAC") to resolve the disputes in connection with the strategic agreement entered into by the Company, GigaMusic.com, and EMI. In the Notice of Arbitration, the Company sought the following relief:

(a) An order that EMI return to the Company a Share Certificate, issued by GigaMusic.com, representing 50,000 shares, or 5% ownership, of GigaMusic.com;

(b)  An order that EMI pay the Company the sum of US$2 million dollars;

(c) An order that EMI be restrained from presenting the letter of credit of US$1 million dollars to ABN AMRO Bank N.V. Taipei, Taiwan and from withdrawing another US$1 million dollars and that EMI return this letter of credit to the Company;

(d) An order that EMI pay the Company damages, which are to be assessed, for EMI's breach of contract;

(e) An order that EMI pay the Company's legal costs and expenses of, and incidental to, the arbitration including but not limited to all fees paid and/or payable to the arbitrator and the SIAC; and

(f) Any such further or other relief that the arbitrator should deem fit or just in the circumstances.

As the Company is still in the initial stage of the arbitration and EMI's defence and counterclaim, if any, are unknown at this stage, the Company's management cannot provide an accurate evaluation of the likelihood of a favorable or unfavorable outcome. However, based on the information currently available, management and the Company's attorney believe that the

                                GIGAMEDIA LIMITED
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                     (EXPRESSED IN THOUSANDS OF NT DOLLARS,
                         EXCEPT AS INDICATED OTHERWISE)

Company has a good stand for making the claim.

c. Notes receivable from officer

In accordance with the terms of the loan agreement entered into with the Company's CEO as mentioned in Note 17, when the loan is due on May 1, 2003, upon the request of the borrower and after engaging a new loan agreement, the loan can be renewed for two year. However, in order to comply with related regulations, the loan has not been renewed and, as a result, the Company has commenced actions to seek prompt repayment of such loan from the borrower.