Form 20-F/A
period 2002-12-31
GIGAMEDIA LTD
filed 2003-08-15
CIK 1105101

================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                  FORM 20-F/A
                                AMENDMENT NO. 1


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

                                EXPLANATORY NOTE

The Annual Report on Form 20-F of Gigamedia Limited for the fiscal year ended December 31, 2002 originally was filed with the Securities and Exchange Commission on July 15, 2003. This amended filing is being made to correct certain errors contained in the original filing and also to update and restate such filing.


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

                                     AVERAGE
  YEAR ENDED DECEMBER 31,       (OF MONTH-END RATES)           HIGH                  LOW            AT PERIOD-END
---------------------------     --------------------           ----                  ---            -------------
                                                       (of month-endrates)  (of month-endrates)
1998.......................            33.50                  34.39                32.20               32.27
1999.......................            32.28                  33.17                31.39               31.39
2000.......................            31.37                  33.17                30.48               33.17
2001.......................            33.91                  35.13                32.23               35.00
2002.......................            34.53                  35.11                33.46               34.70


         MONTH ENDED               AVERAGE RATES              HIGH                LOW           AT PERIOD-END
---------------------------      -----------------            ----                ---           -------------
                                 (NT$ per US$1.00)
January 31, 2003...........            34.57                  34.76               34.40              34.61
February 28, 2003..........            34.73                  34.82               34.61              34.78
March 31, 2003.............            34.72                  34.80               34.58              34.75
April 30, 2003.............            34.82                  34.98               34.79              34.85
May 31, 2003...............            34.70                  34.85               34.60              34.71
June 30, 2003..............            34.63                  34.70               34.52              34.61
July 31, 2003..............            34.40                  34.58               34.25              34.41
August 2003 (through
 August 14)................            34.42                  34.47               34.48              34.39


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


         We have also entered into a strategic alliance with Microsoft. This alliance is intended to give us access to the latest Internet technologies and products, to distribute our content through Microsoft Network and to provide us with significant co-development opportunities with respect to Internet-based services and applications. We cannot assure you that our alliance with Microsoft will be sustained or prove beneficial for our business or results of operations. If Microsoft decides to terminate its relationship with our company, we may not be able to obtain equivalent technologies on terms acceptable to us.


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

C.       ORGANIZATION STRUCTURE


         We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired Taiwan's two largest music store chains, Rose Records and Tachung Records in 2002, we became a diversified provider of music products and Internet access services in Taiwan. The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation and our percentage holding and principal activities as of August 12, 2003:


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

ITEM 6.  SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information with respect to all directors and executive officers as of August 7, 2003.

BOARD OF DIRECTORS


-----------------------------------------------------------------------------------------------------------------
      Name                 Age                      Position                 Year Appointed to Current Position
-----------------------------------------------------------------------------------------------------------------
     Daniel Wu             55                       Chairman                                2003
-----------------------------------------------------------------------------------------------------------------
  Nancy Jing-Ying Hu Zee   44                       Director                                2003
-----------------------------------------------------------------------------------------------------------------
  Michael Y. J. Ding       46                       Director                                2003
-----------------------------------------------------------------------------------------------------------------
      Andre Koo            35                       Director                                1999
-----------------------------------------------------------------------------------------------------------------
  Jeffrey Koo, Jr          38                    Vice Chairman                              1999
-----------------------------------------------------------------------------------------------------------------
     Leslie Koo            48                       Director                                1999
-----------------------------------------------------------------------------------------------------------------
    Gwo-yeu Tsai           53                       Director                                2003
-----------------------------------------------------------------------------------------------------------------


EXECUTIVE OFFICERS


---------------------------------------------------------------------------------------------------------------
    Name                 Age                      Position                 Year Appointed to Current Position
---------------------------------------------------------------------------------------------------------------
  Daniel Wu              55                       Chairman                                2003
---------------------------------------------------------------------------------------------------------------
Raymond Chang            32               Chief Executive Officer                         1999
---------------------------------------------------------------------------------------------------------------
 Wayne Chen              34          Vice President and General Counsel                   2001
---------------------------------------------------------------------------------------------------------------
 Michel Chu              33         Vice President and Chief Technology                   1999
                                                  Officer
---------------------------------------------------------------------------------------------------------------
Winston Hsia             38      Vice President and Chief Financial Officer               2001
---------------------------------------------------------------------------------------------------------------
 Joseph Shea             37            Vice President and Deputy CFO                      2002
---------------------------------------------------------------------------------------------------------------
  Falco Mai              41        Chief Administrative Officer and Vice                  2002
                                                 President
---------------------------------------------------------------------------------------------------------------



         Mr. Daniel Wu was appointed as director and Chairman of our company effective on July 30, 2003, as a result of the resignation of Mr. Nelson Chang discussed below. In addition, two new board members, Ms. Nancy Jing-Ying Hu Zee and Mr. Michael Y.J. Ding were appointed on July 30, 2003 to replace our independent director and audit committee member Richard Yang and director and audit committee members David Chuang and Yuanchi Chao, who resigned for personal reasons. Gwo-yeu Tsai joined our board on July 16, 2003.

         On March 21, 2003, we announced that our board of directors had received a formal offer from our management group, which is referred to as the Management Group in this annual report, comprised of seven senior officers of our company, to purchase all shares of our company upon certain terms and conditions. For additional information regarding the proposed management buyout offer, see Item 8. "Financial information - B. Significant changes".

         On July 16, 2003, following a number of intervening developments, our board of directors rejected the offer made by the Management Group as then amended. As a result of the rejection, and as previously announced by our company, Mr. Nelson Chang resigned as our director and chairman effective at the end of the business day on July 18, 2003, Taiwan time.


DIRECTORS

         DANIEL WU (1) is the chairman of GigaMedia Limited. He brings to our company significant operational experience and extensive business relationships in Taiwan. He is currently chairman of Grand Pacific Petrochemical Corp., Biocare Corp. and Videoland Inc. in Taiwan. Mr. Wu also served as president of Grand Pacific Petrochemical Corp. from 1992 to 1994 and was president of Wyse Technology, Inc. from 1990-1994. He was chairman of Monte Jade Science & Technology Association from 1993 to 1994. Prior to that, Mr. Wu was chairman of Precision Semiconductor Mask Corp. from 1998 to 2000, and Vice Chairman of Crimson Asia Capital Holdings, Ltd. from 1997-2000. Mr. Wu received a bachelor of science in chemical engineering from National Taiwan University in 1970 and a Ph.D. in chemical engineering from the University of Delaware in 1976.

         GWO-YEU TSAI (1) adds additional leadership and business experience to GigaMedia's board. Mr. Tsai currently serves as the chief secretariat of the board of directors of Taiwan Cement Corporation. He received his law degree from Soochow University.

          Nancy Jing-Ying Hu Zee (1) is a certified accountant in the U.S. and Hong Kong and is currently a director of Fee Tang Holdings Limited, Max China Limited, Golden Pacific Enterprises Limited, KND & Co. CPA Limited, Taiwan Business Association (H.K.) Limited, etKING Media Technology Limited and the Taipei Yi Kuang Orphanage. Ms Hu holds a bachelor's degree from National Taiwan University, a master's degrees in sciences from Barry University and a master's degree in business administration from Florida International University.

         MICHAEL Y.J. DING (1) brings to our company significant securities and business experience. Mr. Ding is currently president and chief executive officer of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Prior to that, Mr. Ding was chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc. Mr. Ding holds a bachelor of law degree from Chinese Cultural University and a master's degree and a Ph.D. in economics from Indiana University.


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



--------
(1) An independent director.

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

         FALCO MAI is chief administrative officer and a vice president of our company. He is also currently a consultant at KGI Securities Co. Ltd in Taipei. Prior to joining our company, Mr. Mi worked at KGI Securities Co. Ltd in Taipei as a manager of the research department, the equity and sales - proprietary trading department and the derivatives product department. Mr. Mi was also senior vice president to the general management office, as well as the spokesman from 1993-2001. Mr. Mi received a B.S. degree in electrical engineering from National Taiwan University.

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

         Our board of directors has appointed an audit committee. The audit committee currently consists of Messrs. Nancy Jing-Ying Hu Zee and Michael Y. J. Ding. Our audit committee will select and engage, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of our annual audit. This committee will also review and approve the terms of proposed material transactions with related parties. In accordance with our articles of association, all of the members of our audit committee must be persons who qualify as "independent" directors for purposes of the rules and regulations of Nasdaq.

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

E.       SHARE OWNERSHIP

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

         The tables below set forth information as to our directors', and executive officers' share ownership in our company as of August 7, 2003.

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
-----------------------------------------------------------------------------------------------------

BENEFICIAL OWNERSHIP


         As of August 7, 2003, Leslie Koo held beneficiary ownership of 8,521,019 common shares or approximately 16.99% of common shares of our company, consisting of 2,679,366 common shares through legal entity Robustos Capital Investments Ltd., 1,000,000 shares through legal entity JKK Inc., 3,257,143 shares through TCC International Limited and 1,584,510 common shares through KGEX.com Co., Ltd., respectively.

         As of August 7, 2003, Jeffrey Koo and Angelo Koo jointly owned 14,742,856 common shares or approximately 29.40% of common shares of our company through legal entities Best Method Inc., Golden Pacific Equities Ltd., and Kudos Fund.

         The above Koo's family directors beneficially own approximately 23,263,875 shares in our company, representing approximately 46.38% of our outstanding shares. Our directors and executive officers as a group beneficially own approximately 23,946,875 shares in our company, representing 47.75% of our outstanding shares.

         Other than the above Koo family directors, no other director or executive officer beneficially owns of record more than 1% of the outstanding shares of our company. See Item 7 below.


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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


         The following table sets forth information known to us with respect to the ownership of our shares as of August 7, 2003 by (1) each shareholder known by us to own more than 5% of our shares and (2) all directors and executive officers as a group.



                                                                         PERCENTAGE OF
                 NAME OF OWNER (1)                     SHARES OWNED       SHARES OWNED
------------------------------------------------       ------------      -------------
Best Method Inc.(2).............................        10,799,999           21.53%
Robustos Capital Investments Ltd (2) ...........         2,679,366            5.34%
JKK Inc.(2) (3).................................         1,000,000            1.99%(3)
Batterymarch Financial Management Corp.                  3,039,000             6.1%
Kudos Fund(2)...................................         3,600,000             7.2%
TCC International Limited(2)....................         3,257,143             6.5%
Leslie Koo(4)...................................         8,521,019           16.99%
Jeffrey Koo and Angelo Koo(5)...................        14,742,856            29.4%
Directors and executive officers as a group (13
persons) .......................................        23,946,875           47.75%


---------------

(1) As at August 7, 2003, Microsoft Corporation was not the record holder of any of our outstanding common shares. However, as at that date, Microsoft held a warrant entitling it to purchase shares of our common stock. Pursuant to the terms of the warrant, the holder thereof may, after giving effect to the potential adjustment described in Note 5 of Notes to our Consolidated Financial Statements, be entitled to acquire up to 33,529,412 shares of our common stock pursuant to the warrant, subject to compliance with applicable Singapore and other laws. If the warrant were exercised in full by the holder for this number of shares, such holder would thereby acquire approximately 40.0% of our outstanding shares (on a pro forma basis) and the percentage ownership of each of the other holders named above would be proportionately reduced.


(2) A member of the Koos Group. The Koos Group is controlled by members of the Koo family, which includes three of our directors: Jeffrey Koo, Jr., Leslie Koo and Andre Koo.

(3) In December 2000, JKK Inc. transferred 1,584,510 shares to KGEX.com Co. Ltd., which decreased JKK ownership percentage from 25.2% to 22%. In February 2003, JKK transferred 4,616,389 shares to Robustos Capital Investments Ltd. In addition, JKK has pledged and sold 2,687,271 shares by Chinatrust, leaving 1,000,000 of remaining shares.

(4) Leslie Koo owns these shares through several legal entities, consisting of 2,679,366 shares through Robustos Capital Investments Ltd., 1,000,000 shares through JKK Inc., 3,257,143 shares through TCC International Limited and 1,584,510 shares through KGEX.com Co., Ltd.

(5) Jeffrey Koo and Angelo Koo jointly own 14,742,856 common shares of our company, consisting of 10,799,999 shares owned through Best Method Inc., 342,857 shares through Golden Pacific Equities Ltd., and 3,600,000 shares through Kudos Fund.

         As of August 7, 2003, we had 50,154,000 ordinary shares outstanding, out of which, 26,207,125 shares were listed on the Nasdaq and not held by our major shareholders and directors or executive officers as disclosed above and in
Item 6 "Senior Management and Employees - E. Share Ownership", representing 52.3% of our total outstanding shares. As of August 7, 2003, the 26,207,125 shares listed on the Nasdaq were held by 21 record holders, including nominee holders, with the registered address in the United States. None of our major shareholders have different voting rights from those of other shareholders of us.



         Except for the warrant discussed in (1) above, there are no arrangements known to us, the operation of which may at a subsequent date result in change of control of our company. If the warrant were exercised in full, after giving effect to the potential adjustment referred to above, the Koos Group would no longer possess control of the company.

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


         On June 12, 2003, the Management Group submitted an amended offer, or the Amended Offer, to our board of directors. The Amended Offer was structured as a scheme of arrangement under Singapore law whereby GigaMedia was expected to return capital and cancel all outstanding shares of GigaMedia other than those held by the Management Group, either directly or through a separate legal entity formed by the Management Group. In addition, the Amended Offer increased the purchase price from US$1.20 per share to US$1.30 per share. The Amended Offer was subject to a number of conditions.

         As stated in our March 21, 2003 annoucement, GigaMedia's board of directors, in response to the offer, had formed a special committee made up of the following four persons who were then members of the board: Nelson Chang, chairman of GigaMedia, Yuanchi Chao, David Chuang and Richard Lin Yang. The committee was asked to review the offer made by the Management Group.


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


         The board of directors did not revert by July 14, 2003. On July 16, 2003, our board of directors held a special meeting to discuss the Amended Offer. At this meeting, the special committee of our board recommended to our board of directors that our company not pursue the offer from the Management Group. Our board of directors, after considering carefully the recommendation of the special committee and other relevant factors, rejected the offer from the Management Group.

The Management Group indicated in its discussions with our board of directors that the Management Group may continue to review privatization options in the future in light of potential low market value, liquidity and other factors.

         In connection with the management buyout offer made by the Management Group, we announced on June 5, 2003 that the chairman of our board of directors, Mr. Nelson Chang, had tendered his resignation as our chairman and as a director of our company, effective immediately following the earlier to occur of (a) the completion of the management buyout offer proposed by the Management Group and (b) the rejection of the offer by our board of directors or shareholders (assuming that in the case of a rejection by our board of directors, the proposed management buyout offer will be not submitted to our shareholders for their consideration) and receipt by our board of directors of a formal notice from the Management Group that no revised offer will be made in response to such rejection. Mr. Nelson Chang's resignation as our director and chairman became effective at the end of the business day on July 18, 2003, Taiwan time, following rejection of the Management Group offer by our board of directors.

         In addition, we also announced on July 16, 2003 the addition of two new board members, Mr. Daniel Wu and Mr. Gwo-yeu Tsai, to replace our independent directors Richard Yang and David Chuang, who resigned for personal reasons.

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
--------------------------------------------------------------------------------------------------------------------


                                                           Common Shares
                                ------------------------------------------------------------------------------------
                                 High            Low    Total Trading Volume            Average Daily Trading Volume
Year Ended December 31,          ----            ---    --------------------            ----------------------------
        2003                           (in US$)                 (in thousands shares)
--------------------------------------------------------------------------------------------------------------------
       January                   1.52           0.69         18,753,399                           893,019
--------------------------------------------------------------------------------------------------------------------
      February                   1.03           0.73          3,897,489                           205,131
--------------------------------------------------------------------------------------------------------------------
        March                    1.05           0.66          5,203,926                           247,806
--------------------------------------------------------------------------------------------------------------------
        April                    0.94           0.86          3,954,426                           188,306
--------------------------------------------------------------------------------------------------------------------
         May                     0.96           0.87          2,977,128                           141,768
--------------------------------------------------------------------------------------------------------------------
        June                     1.27           0.9          15,741,300                           749,586
--------------------------------------------------------------------------------------------------------------------
        July                     3.54           1.14        100,014,000                         4,546,091
--------------------------------------------------------------------------------------------------------------------
August (through August 14)       1.89           1.50         13,271,200                         1,327,120
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


         The Audit Committee is currently consisted of Messrs. Michael Y. J. Ding and Nancy Jing-Ying Hu Zee. We intend to fully comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the rules of the U.S. Securities and Exchange Commission thereunder and Nasdaq's requirements relating to audit committees.


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

      4.35 Stock Purchase Agreement among G-Music Limited and all shareholders of Tachung Records, dated as of February 4, 2002***


      4.36 Amendment to Stock Purchase Agreement, dated as of April 4, 2002, to the Stock Purchase Agreement among Point Records Co., Ltd. and certain shareholders of Point Records Co., Ltd, dated as of January 29, 2002****

      4.37 Amendment to Stock Purchase Agreement, dated as of September 20, 2002, to the Stock Purchase Agreement among Music King Co., Ltd. and selling shareholders of Music King Co., Ltd., dated as of February 4, 2002****

      8.1          List of Subsidiaries****


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


**** Previously filed.


+ Does not contain portions for which confidential treatment has been requested.

                                   SIGNATURES


         The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.


GIGAMEDIA LIMITED

By:   /s/ WINSTON HSIA

--------------------------
Winston Hsia
Chief Financial Officer


Date: August 14, 2003

                                 CERTIFICATIONS

I, Raymond Chang, certify that:


1. I have reviewed this amendment to the annual report on Form 20-F of GigaMedia Limited;

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:


     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the "Evaluation Date"); and

     c. presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this amendment to the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 14, 2003


                                                BY:     /s/ Raymond Chang
                                                    ------------------------
                                                        Raymond Chang
                                                    Chief Executive Officer

I, Winston Hsia, certify that:


1. I have reviewed this amendment to the annual report on Form 20-F of GigaMedia Limited;

2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:


     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the "Evaluation Date"); and

     c. presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this amendment to the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 14, 2003


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



     Upon the occurrence of certain events, including a special distribution to our shareholders, the terms of the warrant give Microsoft the option to either adjust the exercise price or demand a cash payment in lieu of such an adjustment. As a result of a special distribution of $2.00 per share by the company in 2002, the warrant gave Microsoft the right to either adjust the exercise price downward such that the warrant thereafter would represent the right to acquire 33,529,412 shares at $1.97 per share, or to demand a cash payment equal to $20,000,000 (the per share distribution multiplied by the number of shares originally covered by the warrant). As of the date hereof, Microsoft has made no election.

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