Form 20-F
period 2003-12-31
GIGAMEDIA LTD
filed 2004-06-30
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
Commission File Number: 000-30540

GIGAMEDIA LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE
(Jurisdiction of incorporation or organization)

122 TUNHUA NORTH ROAD, TAIPEI, TAIWAN, R.O.C.
(Address of principal executive offices)

Registrant’s telephone number, including area code
886-2-8770-7966

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: Ordinary shares, par value NT$10 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,154,000 ordinary shares, par value NT$10 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

USE OF CERTAIN TERMS

     In this annual report, all references to (i) “we”, “us”, “our”, “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, (ii) “Koos Group” are to a group of companies controlled by members of the Koo family, (iii) “Shares” are to ordinary shares of our Company, par value NT$10, and (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, or ROC. All references in this annual report to “US dollar”, “$” and “US$” are to United States dollars, all references to “NT dollar” and “NT$” are to New Taiwan dollars.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as “believe”, “expect”, “anticipate”, “estimate”, “plan”, “project”, “may”, “will” or other similar words. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of risk factors and other factors noted throughout this annual report. We undertake no obligation to release publicly any versions to any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated event. Given this level of uncertainty, you are advised not to place undue reliance on such forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

EXCHANGE RATES

     In this annual report, we have translated certain New Taiwan dollar amounts into U.S. dollars for the convenience of investors. All translations from New Taiwan dollars to United States dollars were made (unless otherwise indicated) on the basis of the noon buying rates of the U.S. Federal Reserve Bank of New York, or the Noon Buying Rate, of NT$33.92 = US$1.00 on December 31, 2003, which was the last trading day in 2003. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and we make no representation that the New Taiwan dollar or United States dollar amounts referred to in this annual report could have been or could actually be converted into United States dollars or New Taiwan dollars at that rate or at any other particular rate, or at all. The following table sets forth the Noon Buying Rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00 for the periods indicated below.

	Average	High	Low
Year Ended	(of month-end	(of month-end	(of month-end	At
December 31,	rates)	rates)	rates)	Period-End
1998	33.50	34.39	32.20	32.27
1999	32.28	33.17	31.39	31.39
2000	31.37	33.17	30.48	33.17
2001	33.91	35.13	32.23	35.00
2002	34.53	35.11	33.46	34.70
2003	34.40	34.85	33.78	33.99

	Average	High	Low
	(of day-end	(of day-end	(of day-end	At
Month Ended	rates)	rates)	rates)	Period-End
	(NT$ per US$1.00)
January 31, 2004	33.68	33.98	33.33	33.39
February 29, 2004	33.21	33.36	33.10	33.28
March 31, 2004	33.25	33.42	33.00	33.00
April 30, 2004	32.97	33.27	32.73	33.27
May 31, 2004	33.44	33.70	33.14	33.36
June 30, 2004 (only through June 25)	33.55	33.80	33.35	33.57

A. Selected Financial Data

     The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001, and the selected consolidated statement of operations data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report.

For the Years Ended December 31,
(in thousands except for loss per share amounts)

	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
						(Unaudited)
STATEMENT OF OPERATIONS
DATA:
OPERATING REVENUES
Sales/rental/installation	16,831	126,810	7,490	1,864,128	2,559,008	75,442
Access revenues	19,661	155,035	389,801	638,916	647,716	19,095
Web development revenue	1,429	28,978	7,190	—	—	—
Advertising and promotional revenues	71	26,762	5,039	32,801	54,894	1,618
Other revenues	—	3,603	1,432	19,964	18,505	545

Total	37,992	341,188	410,952	2,555,809	3,280,123	96,700

COSTS AND EXPENSES
Costs of sales/rental/installation	(24,429)	(278,974)	(143,420)	(1,686,256)	(2,244,196)	(66,162)
Operating costs	(238,113)	(987,331)	(1,636,820)	(634,872)	(623,318)	(18,376)
Web development expenses	(1,150)	(23,182)	(12,233)	—	—	—
Product development and engineering	(20,939)	(56,625)	(106,458)	(64,444)	(41,673)	(1,229)
Selling and marketing expenses	(84,192)	(383,948)	(285,590)	(427,310)	(499,820)	(14,734)
General and administrative expenses	(328,440)	(235,934)	(215,663)	(211,944)	(274,278)	(8,086)
Bad debt expenses	(892)	(1,686)	(40,250)	(32,167)	(5,362)	(158)
Impairment loss on goodwill	—	—	—	(242,938)	(25,389)	(748)
Impairment loss on intangible assets	—	—	—	(80,627)	—	—
Impairment loss on property, plant and equipment	—	—	—	—	(53,567)	(1,579)
Other costs	—	(3,881)	(1,203)	—	—	—

Total	(698,155)	(1,971,561)	(2,441,637)	(3,380,558)	(3,767,603)	(111,072)

Net loss	(657,933)	(1,206,372)	(1,811,324)	(637,990)	(484,857)	(14,295)
Loss per share basic and diluted (in dollars) Net Loss	(18.06)	(24.73)	(36.12)	(12.72)	(9.67)	(0.29)

As of December 31,
(in thousands except for loss per share amounts)

	1999	2000	2001	2002	2003
	NT$	NT$	NT$	NT$	NT$	US$
						(Unaudited)
BALANCE SHEET DATA:
Total Current Assets	1,170,428	8,066,547	6,132,875	2,877,715	2,639,778	77,824
Property, plant and equipment- net	170,981	535,090	705,570	738,938	531,155	15,659
Intangible assets-net	—	948,004	12,631	242,012	210,583	6,208
Total Assets	2,869,142	9,710,398	8,062,552	4,696,038	4,069,342	119,968
Total shareholders’ equity	1,514,433	9,357,436	7,845,126	3,619,877	3,069,619	90,495

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

We have a limited operating history, which may make it difficult for you to evaluate our business

     We began offering our online access services in Taiwan in late 1998. Our operating history in respect of retail music distribution and online gaming is even more limited since we only acquired our two music store chains in 2002 and acquired Grand Virtual in April 2004. Our financial success will depend on the commercial acceptance and profitability of our services. If we are unsuccessful in addressing these risks or in executing our business strategy, our business and financial results will suffer.

We have a history of losses and may incur substantial losses in future periods

     We have never been profitable. We have incurred substantial costs to operate and grow our Internet access services and our retail music business. We incurred a net loss of approximately NT$484.9 million (US$14.3 million) in 2003 and as of December 31, 2003, we had an accumulated net loss of approximately NT$5.5 billion (US$163.3 million). Our limited operating history and market conditions make predicting our results of operations difficult, and we may incur substantial losses in the future.

     In addition, after the adoption of a new accounting standard in 2002, we are required to perform annual impairment tests of goodwill. As a result, we wrote off goodwill associated with the music businesses we acquired in 2002 in the amount of NT$242.9 million, which reduced our profitability in 2002. Any similar write-off in the future may have a negative impact on our financial results.

Our efforts to improve the performance of our retail music distribution business may be unsuccessful

     We operate Taiwan’s two major music store chains. This business experienced substantial operating losses in 2002 and 2003. We are currently taking several steps with a view to improving the performance of this business, including, among other things, reducing costs, improving our management information systems with a view to operating the business more efficiently and improving our operating margins. If our strategies for our retail music business prove unsuccessful, this business will likely experience continuing losses, which would likely have a material and adverse effect on our financial condition and results of operations.

The cyclical nature of the music industry, the impact of technological innovations and the prevalence of piracy could materially and adversely affect our business, financial condition or results of operations

     Our retail music business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of “hit” titles. Our business is also affected by changes in music entertainment technology. While technological advances such as CDs have had a favorable impact on industry growth in the past, there is no assurance that future advances will continue to have a favorable impact on music entertainment product retailers. In particular, the Internet and cable set-top boxes, coupled with high quality digital recording technologies, facilitate and encourage direct downloading of recorded music by consumers, reducing the demand for CDs, thus negatively impacting the physical retail music distribution channels. In addition, Taiwan continues to experience relatively high levels of physical and online music piracy, which has further eroded the retail music distribution industry. If the music industry experiences a lull in “hit” music titles, or such technological innovations were to result in significant changes in existing distribution channels for pre-recorded music, or music piracy continues to be flagrant in Taiwan, our business, financial condition or results of operations could be materially and adversely affected.

Our results of operations are subject to significant fluctuations, which may adversely affect our business and financial results

     Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. The key factors affecting our retail music distribution business include the frequency with which “hit” music titles are introduced, the seasonality of market demand for our retail music products and our ability to enter into and maintain strategic alliances with major record companies. The main factors affecting our online business include price competition in the Internet access business, the rate at which new customers subscribe to our services, subscriber turnover rates and the pace of rollout of our service to our cable partners. In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.

Our businesses face intense competition, which may adversely affect our revenues, profitability and planned business expansion

     We face competition from many competitors, and we expect to face competition from additional potential competitors, including competitors with:

•	significantly greater technological financial, sales and marketing resources;

•	larger customer bases, longer operating histories;

•	greater name recognition; and

•	more established relationships with music label companies, cable partners, advertisers, content and application providers and/or other strategic partners than we have.

     COMPETITION IN THE RETAIL MUSIC DISTRIBUTION BUSINESS. Taiwan’s retail music distribution industry is fragmented and competitive. In addition to our Rose Records and Tachung Records chains, there are several other record distribution chains operating in Taiwan as well as convenience stores, individual music stores and night markets. Hypermarket chains, such as Carrefour and specialty entertainment chains, such as FNAC, reflect a small, but growing, segment of the market; some of these competitors have greater financial and other resources than our Company and have been expanding into our markets. Alternative distribution channels, such as Internet sale of physical recorded music and Internet-based music downloads, which enjoy lower inventory and distribution costs, have also begun to emerge in recent years as competitive distribution channels and have adversely affected our popular music sales. Going forward, we anticipate that an increasing proportion of popular music sales is likely to continue to be effected through such alternative distribution channels, particularly Internet-based downloading, which will further erode our sales of popular music. Further, we expect continued growth in competing home entertainment options, including the Internet and large numbers of television and music channels offered by cable companies. In addition, the prevalent practice of physical and online piracy in Taiwan presents a continuing threat to the growth of the music distribution industry in Taiwan. Such competition may reduce sales at music stores, put pressure on gross margins, increase operating expenses and reduce profit margins. There can be no assurance that the retail music business will continue to be a viable business, that retail stores will continue to be a primary distribution channel for recorded music, or that we will continue to compete successfully within the retail music store sector or the retail music business generally.

     COMPETITION IN THE INTERNET ACCESS BUSINESS. Our main competitors are fixed-line service providers in Taiwan that offer asymmetrical digital subscriber line, or ADSL, broadband services, including Chunghwa Telecom’s HiNet, the dominant provider of broadband services. Our competitors also include cable-based Internet access companies that have developed their own cable-based services and market those services to cable operators. We also compete with other cable-based data service providers that are seeking to contract with cable operators to bring their services into geographic areas that are not covered by an exclusive relationship between our Company and our cable partners. In recent years, we have experienced a reduction in the number of our new subscribers. The primary basis of competition in the online business industry is price. We can offer no assurance that we will be able to attract new subscribers or retain existing subscribers, as a result of which our revenues may decline. Due to this intense competition, there may be a limited market opportunity for our broadband access services. We cannot assure you that we will be successful in achieving widespread acceptance of our services before our competitors offer services similar to our current or prospective offerings, which might preclude or delay purchasing decisions by potential subscribers.

     COMPETITION IN THE INTERNET GAMING SOFTWARE BUSINESS. The Internet gaming software industry is characterized by rapid technological change and we face significant and intense competition in the area of software development and provision of application services. Some of our competitors are more established, enjoy greater market recognition, are substantially larger and have substantially greater resources and distribution capabilities than we do. We also face the likelihood of new competitors offering Internet gaming software technology entering this industry. There is no assurance that we will be able to compete successfully with existing and future competitors, which could have a material and adverse effect on our business, financial condition or results of operations.

The benefits of our exclusive agreements with the cable partners may be substantially diminished by open-access proposals, which would require our exclusive cable partners to grant our competitors access to their systems

     We have entered into exclusive agreements with 11 out of 19 of our cable partners (not including Original Equipment Manufacturers, or OEM, partners) to provide services through their cable systems. Under a regulation in Taiwan, our cable partners must obtain leased-circuit licenses to lease their circuits to us in order for us to provide two-way cable services. In addition, any holder of leased-circuit licenses, including any of the cable partners having exclusive relationships with us, may be required to grant our competitors access to its cable system if it is deemed to be a dominant leased-circuit operator. In that event:

•	Other Internet and online service providers could potentially provide services over these cable partners’ cable systems that compete with our services;

•	our rights as the exclusive broadband Internet access provider over these cable partners’ systems could be lost; and

•	our business, financial condition and results of operations would likely be adversely affected.

Our controlling shareholder has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, and their interests may conflict with your interests

     Members of the Koos Group currently beneficially own approximately 28.7% of our outstanding shares. Accordingly, the Koos Group has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of the Koos Group may differ from or conflict with your interests.

Our relationship with our major shareholders may not benefit us in the future, and the expected benefits to be derived from our affiliations with our major shareholders may never materialize

     We have entered into alliances with several members of the Koos Group. These alliances have enabled us to obtain services relating to our access and content businesses. We expect to enter into additional alliances with members of the Koos Group in the future as we expand our operations. However, we cannot assure you that we will succeed in entering into such alliances or that the alliances with the Koos Group’s members will be beneficial to us.

Our transactions with affiliates may not benefit us and may harm our Company

     We have entered into several transactions with our affiliates. Our policy is that transactions with affiliates are to be conducted on an arm’s-length basis and on terms substantially as favorable to us as with non-affiliates. However, we cannot assure you that all our future transactions with affiliates will be beneficial to us.

     Out of our 19 cable partners, 11 are members of the Koos Group, our controlling shareholder. We cannot assure you that future transactions between our Company and those related cable partners will be on arm’s-length terms, or that we could not have obtained more favorable terms in negotiations with independent third parties. See Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions”.

We may need additional capital in the future and it may not be available on acceptable terms

     The development of our business may require significant additional capital in the future to:

•	fund our operations;

•	enhance and expand the range of products and services we offer; and

•	respond to competitive pressures and perceived opportunities, such as investment, acquisition and international expansion activities.

     We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Moreover, even if we are able to continue our operations, any failure to obtain additional financing could have a material and adverse effect on our business, financial condition and results of operations and we may need to delay the deployment of our services. See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

We may be subject to claims of intellectual property right infringement, and our limited intellectual property protection causes us to be vulnerable to competitors infringing upon or misappropriating our proprietary rights

     As a distributor of Internet content, we face the same types of risks that apply to all businesses that publish or distribute information, such as potential liability for copyright, patent or trademark infringement, defamation, indecency and other similar claims. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or for which we are not indemnified by a content provider, could have a material adverse effect on our business and results of operations.

     We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect our proprietary software, trade secrets and similar intellectual property. These are especially critical to our online gaming software and application services business. We can offer no assurance that our efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. We may have to engage in litigation to enforce and protect our trade secrets and other intellectual property rights. We may also be sued for allegedly infringing the rights of others or to determine the scope and validity of their intellectual property rights. Any litigation involving proprietary rights could be costly, require us to seek licenses from third parties and prevent us from selling our products and services, any of which could have a material adverse effect on us.

Defects in our online gaming software and application services could harm our reputation and thus our business

     The performance of our online gaming software and application service is critical to the success of Grand Virtual’s business, the failure of which exposes us to serious potential risks. These risks include:

•	the risk of defects in our software and application service or system failures, which could result in losses to our licensees, end-users and to us; and

•	the risk from claims resulting from losses to end-users, which could damage our reputation and subject us to liability.

If we are unable to successfully protect our computer systems from online security risks, our business could suffer

     While we have implemented industry-standard security measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service attacks and other disruptive problems. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most importantly, cause interruptions in our operations. Internet and online service providers have, in the past, experienced and may, in the future, experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future.

The markets for our Internet access and online gaming software and application services are characterized by rapid technological changes, and our inability to respond quickly and sufficiently to new Internet technologies or standards may have a material and adverse effect on our business

     The markets for our Internet access and online gaming software and application services are characterized by rapid technological advances, evolving industry standards, changes in user requirements and frequent new service introductions and enhancements. If we are unable to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our products and services, or we are unable to respond quickly and sufficiently to new Internet technologies or standards, then our business and financial results may be materially and adversely affected.

Our Internet access and online gaming software and application services businesses depend on the reliability of our network infrastructure, which is subject to physical, technological and other risks

     The development and operation of our online networks are subject to physical, technological and other risks which may result in interruption in service or reduced capacity for customers. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of security by computer viruses, break-ins or otherwise. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and operating results. An increase in the volume of usage of online services could strain the capacity of our software and hardware employed, which could result in slower response time or systems failures.

     We do not have redundant facilities in the event of an emergency, but we have a variety of backup servers at our primary site to deal with system failures.

The licensees of our Internet gaming software and application services business depend on credit card transactions for a substantial portion of the deposits or payments by their customers

     Our Internet gaming software and application services business derives most of its revenues from its licensees. A substantial portion of the deposits or payments made to licensees are made through credit card transactions. If credit card companies were to stop processing online gaming transactions, either generally or in jurisdictions where our licensees operate, our Internet gaming software and application services business could be materially and adversely affected.

     Many issuing banks of major credit cards (such as Visa and Mastercard) have announced that they will decline authorization to U.S. persons who attempt to use their credit cards for online gaming. U.S. and non-U.S. banks which process online gaming transactions for U.S. persons face potential criminal proceedings under the U.S. Patriot Act, as U.S. jurisdiction under the Patriot Act extends to non-U.S. banks that have correspondent accounts in the United States. This could result in issuing banks deciding not to process online gaming transactions generally. In addition, it is possible that other jurisdictions may enact legislation or take other actions which result in credit card companies being unwilling or unable to process online gaming transactions.

     Furthermore, there is a higher incidence of fraud associated with online credit card payments than with respect to other types of transactions, which could further discourage issuing banks from processing online gaming transactions.

The worldwide legal and regulatory environment in which our Internet gaming business operates embodies uncertainties that could adversely affect our business and operating results

     The licensees of our software products and our business of software development and application service provision itself are subject to applicable laws and regulations in various jurisdictions. Companies and consumers involved in Internet gaming are located around the world, including the end-users of our licensees. As such, it is in many cases uncertain which governments have authority to regulate or legislate with respect to different aspects of this industry. The Internet gaming industry is still in an early stage of development, and as such, the worldwide legal and regulatory environment in which the business operates is highly fluid, and subject to change. Most foreign jurisdictions have some form of legal framework applicable to games of chance, but few provide any guidance on how this framework applies to Internet gaming. Issues such as physical location of the gaming event, foreign jurisdictional law, “Cyberlaws”, and “control of the Internet” all make traditional legal and regulatory laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. Due to the uncertainties in the worldwide legal and regulatory environment in which our Internet gaming business operates, we cannot assure you that our status or operations as an application service provider to the gaming industry is in compliance with all laws and regulations of the jurisdictions in which we operate, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and operating results.

     Our Company and the industry as a whole may be affected by efforts by members of the U.S. Congress to ban certain Internet gambling. Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627 in the U.S. Senate. In June 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late July 2003, the U.S. Senate’s Committee on Banking voted to report an altered version of S. 627. We continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensees and ultimately our Company. If this legislation passes and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the continued operation of our online gaming business.

     In March 2003, the World Trade Organization held in favor of Antigua and Barbuda and against the U.S. with regard to unlawful trade restrictions relating to Internet gaming. Due to the recent timing of this ruling and without the ruling being published in full, it is too early to determine what, if any, influence this may have on United States-led legislation.

Our operating results and financial condition are affected by general economic conditions and levels of consumer spending as well as the occurrence of natural disasters

     Our operating results and financial condition, particularly in relation to our retail music business and our online entertainment business, are directly dependent upon general economic conditions and levels of consumer spending. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons which are common in Taiwan, can result in disruption to our business or the businesses of our customers. Similar occurrences in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations. Past economic downturns have resulted in lower levels of consumer spending, thus negatively impacted our sales and profit. There can be no assurance that rising interest rates, an economic recession, other adverse economic developments or natural disasters will not have a material adverse effect on our cashflow, profitability or financial condition.

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and China

     Our principal executive offices and our operations in respect of our online and retail music businesses are located in Taiwan and all of our net revenues in respect of our online and retail music businesses are derived from customers in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The People’s Republic of China, or the PRC, asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if any foreign power interferes in Taiwan’s affairs. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our online and retail music businesses.

We may be subject to heightened scrutiny by Taiwan’s Fair Trade Commission due to our sizeable share of the recorded music retail distribution market in Taiwan, which could result in new regulations that may negatively impact our results of operations

     Since we hold a sizeable market share of Taiwan’s recorded music retail distribution market, we could be deemed a monopoly by Taiwan’s Fair Trade Commission. This could result in heightened scrutiny of our retail music distribution operations and regulations. Any existing or new regulations that govern the activities of a monopoly could restrict the scope of our music distribution business, which could negatively impact our financial condition and results of operations.

Fluctuations in the exchange rate between New Taiwan dollars and U.S. dollars could increase our costs relative to our revenues, which could adversely affect our profitability

     Historically, all of our revenues and a majority of our expenses and liabilities have been denominated in New Taiwan dollars, the currency of Taiwan. We also generate expenses and liabilities in U.S. dollars. In the future, we may also conduct business in additional foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future. If we do so in the future, these agreements and instruments may not help us to hedge our exchange rate risks completely.

Any future outbreak of severe acute respiratory syndrome, or SARS, may materially and adversely affect our business and results of operations

     Since March 2003, several economies in Asia, including China, Hong Kong, Singapore and Taiwan, have been affected by the outbreak of SARS, a highly contagious form of atypical pneumonia. SARS has caused damage to the trade and tourism industries as well as to the economies and financial markets of the affected countries, including Taiwan. The SARS outbreak had a significant negative impact on our retail music business and operating results. Any economic downturn as a result of any future SARS outbreak may have an adverse effect on consumer confidence, and may in turn result in a decrease in the demand for our products and services, which would adversely and materially affect our business and results of operations.

We believe that we were a passive foreign investment company for the taxable year 2003 and are likely to be treated as a passive foreign investment company for the taxable year 2004. As a result, you may be subject to materially adverse tax consequences with respect to our shares

     Based on the composition of our assets and the nature of our income, we believe that for U.S. federal income tax purposes we were a passive foreign investment company for the taxable year 2003 and are likely to be treated as a passive foreign investment company for the taxable year 2004 unless the market value of our shares increases significantly or we make substantial active investments, or both, during the taxable year 2004. We have limited control over the market value of our shares and do not currently have plans to make significant active investments. If you are a U.S. person holding our shares, because we are a passive foreign investment company, you will be subject to special U.S. federal income tax rules that may have materially adverse tax consequences and will require annual reporting. See Item 10. “Additional Information — E. Taxation — United States Federal Income Tax Considerations For U.S. Holders — Passive Foreign Investment Company Rules”.

We depend on dividends from our subsidiary in Taiwan to meet our cash needs, and our subsidiary’s ability to distribute dividends to us may be subject to restrictions under Singapore and Taiwan laws

     We are a holding company, and our primary assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia, Rose Records and Tachung Records. Accordingly, our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by these subsidiaries in Taiwan. The distribution of dividends from these subsidiaries in Taiwan to us is subject to restrictions imposed by Taiwan and Singapore corporate and tax regulations, which are more fully described in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Dividends from Our Subsidiaries in Taiwan”. In addition, although there are currently no foreign exchange control regulations, which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

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

There are anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Takeovers and Mergers that may delay, deter or prevent a future takeover or change of control of our Company, which may adversely affect the price of our shares

     There are provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our Company. Anyone acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares. A person holding between 30% and 50% of our voting shares, either on his own or together with parties acting in concert with him, must also make a takeover offer if that person acquires additional voting shares in excess of 1% of the total number of voting shares in any 6-month period. These provisions may discourage or prevent transactions that involve an actual or threatened change of control of our Company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.

You may be subject to Singapore taxes

     You should consult your tax advisors concerning the overall tax consequences of acquiring, owning or selling the shares. Singapore tax law may differ from the tax laws of other jurisdictions, including the United States.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

     Our legal and commercial name is GigaMedia Limited. We were incorporated in September 1999 as a company limited by shares organized under the laws of the Republic of Singapore. Our Singapore company registration number is 199905474H. Our principal executive offices are located at 14th Floor, 122 TunHua North Road, Taipei, Taiwan, and our telephone number is country/city code 886 and number 8770-7966. Our Web site address is: www.giga.net.tw.

     We are a holding company and, prior to the finalization of our acquisition of Taiwan’s two leading music store chains in February, September and December of 2002, respectively, all our operations were conducted primarily through our wholly-owned subsidiary, Hoshin GigaMedia Center Inc., or Hoshin GigaMedia. Hoshin GigaMedia commenced operations in October 1997 and was incorporated in October 1998 in Taiwan. Hoshin GigaMedia, as an unlisted Taiwanese company, could not publicly offer its shares to investors outside of Taiwan. To enable us to offer our shares to international investors, we were incorporated in Singapore in September 1999 and acquired 99.99% of Hoshin GigaMedia in November 1999. In October 2002, we acquired the 0.01% of Hoshin GigaMedia we did not own.

     We completed the initial public offering of our shares on February 24, 2000. Our shares trade on the Nasdaq National Market under the symbol “GIGM”. We are the first Internet company based in Taiwan to list on the Nasdaq National Market.

     In 2002, we acquired Rose Records (formerly described as Point Records Co., Ltd.) and Tachung Records (formerly described as Music King Co., Ltd.), Taiwan’s two largest music store chains, respectively, with a view to expanding our business to retail entertainment services.

     In April 2004, we acquired Grand Virtual, a privately-held online gaming software developer and application service provider based in the Boston area of the U.S., with a view to enhancing our diversified entertainment products portfolio.

B. Business Overview

     We are a holding company and, through several subsidiaries, distribute recorded music and provide broadband Internet access services and online entertainment services in Taiwan. Our core retail music business is operated through our subsidiary G-Music Limited, or G-Music, which controls Taiwan’s two largest music store chains. Our online broadband businesses are operated through our subsidiary, Hoshin GigaMedia Center Inc., and Hoshin GigaMedia’s subsidiary Koos Broadband Telecom Limited, or KBT, which are focused on consumer and corporate users, respectively.

     Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired Taiwan’s two largest music store chains, Rose Records and Tachung Records, in 2002, and our acquisition of Grand Virtual in 2004, we became a diversified provider of entertainment services and Internet access services. Our online/retail business model provides us with multiple distribution channels. We believe this business model will provide us deep customer relationships and the ability to meet future market demand as technology drives new media and entertainment industry change.

     We operate Taiwan’s two largest music store chains, Rose Records and Tachung Records, through our subsidiary, G-Music. As of December 31, 2003, we operated a total of 52 stores with a total floor area of approximately 124,494 square feet. Our estimated market share of the physical retail music distribution industry in Taiwan in 2003 was between 35% and 45%. While seeking to preserve our market share, we are also aiming to reduce costs and improve our management information systems with a view to operating this business more efficiently, and increasing our operating margins. Our retail music distribution business generated revenues of NT$2.6 billion (US$76.9 million) and a loss from operation of NT$243.5 million (US$7.2 million) in 2003.

     Online, we operate a broadband ISP via our subsidiary Hoshin GigaMedia, which provides Internet access service and broadband content with multiple delivery technologies. Our access products consist of ADSL and cable modem offerings, giving us the ability to deliver broadband connections island-wide. We offer broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 19 cable system partners, our cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium-sized businesses. We offer interactive Chinese-language multimedia Web sites through our Web destination http://www.gigigaga.com. In addition, another subsidiary of our Company, Koos Broadband Telecom Limited, or KBT, provides broadband service to corporate customers. Our online business generated revenues of NT$671.3 million (US$19.8 million) and a loss from operations of NT$188.9 million (US$5.6 million) in 2003.

     In April 2004, we acquired Grand Virtual in a private transaction for an all-cash consideration of US$32.5 million. Grand Virtual is a software developer and application service provider based in the Boston area of the U.S.. Grand Virtual develops software for online entertainment services, including online gaming and social networking. As an application service provider, Grand Virtual offers “turnkey” solutions for games of skill and chance, which it licenses predominantly to online gaming companies in Europe and Asia. We believe that our acquisition of Grand Virtual will be accretive to our cash flows and earnings, and will enhance our diversified entertainment products business portfolio.

     We are controlled by the Koos Group, a major conglomerate in Taiwan’s finance, manufacturing, telecommunications, media, and cable industries.

Retail Music Distribution Services

Overview

     We operate a retail music distribution business through our indirect ownership of Taiwan’s two largest retail music distribution chains, Rose Records and Tachung Records. Our stores sell recorded music as well as DVDs, VCDs and ancillary equipment such as personal stereo headphones. As of December 31, 2003, we operated a total of 52 stores with a total floor area of approximately 124,494 square feet. We estimate that in 2003 we had a market share of between 35% and 45% of Taiwan’s physical retail music distribution business. While seeking to preserve our market share, we are also aiming to improve the operating results and financial condition of this business by reducing costs, improving our management information systems with a view to operating this business more efficiently, and increasing our operating margins.

     We hold our retail music distribution business through G-Music Limited, our 58.58% owned subsidiary. We acquired the stores operated by Rose Records and Tachung Records in a series of transactions in February 2002, September 2002 and December 2002, and have consolidated the results of operations of the acquired businesses from the respective dates of acquisition. See Note 3 of our consolidated financial statements for additional information. Our retail music distribution business, which we refer to in our consolidated financial statements as our offline business, generated revenues of NT$2.6 billion (US$76.9 million) and a loss from operations of NT$243.5 million (US$7.2 million) in 2003.

Industry Overview

     Taiwan’s retail music distribution industry is relatively fragmented. In addition to our Rose Records and Tachung Records chains, there are several other record distribution chains operating in Taiwan. Hypermarket chains, such as Carrefour and specialty entertainment chains, such as FNAC, reflect a small, but growing, segment of the market, with the balance consisting of convenience stores, individual music stores and night markets. Alternative distribution methods, such as Internet sale of physical recorded music and Internet-based music downloads have also begun to emerge in recent years as competitive distribution channels.

     While no formal industry statistics are available, based on information provided to us by record companies and knowledge of our own revenues, we estimate that our market share in 2003 was between 35% and 45% of the total physical retail music distribution industry. This total does not include Internet-based music downloads or illegal physical or online piracy, which we believe to be significant but about which we do not have reliable information.

     The retail music distribution industry in Taiwan has been undergoing significant change in recent years. The development of new technologies, such as Internet-based music downloading and changing consumer buying habits, have contributed to a significant global reduction in the size of recorded music sales during the past several years. This trend has also adversely affected the retail music distribution industry in Taiwan. In addition, Taiwan continues to experience relatively high levels of physical and online music piracy, which has further eroded the retail music distribution industry.

     We believe that these changes are likely to continue to impact the retail music distribution industry going forward. Historically, purchases of popular music have constituted a significant portion of ours and our competitors’ sales. Going forward, we anticipate that an increasing proportion of these sales is likely to be effected through alternative distribution channels, particularly Internet-based downloading. Consequently, we anticipate that an increasing proportion of physical retail music distribution will comprise specialized areas of music, such as classical and jazz, whose purchasers demand the higher sound quality of physical recordings and who we believe are generally less price-sensitive than purchasers of popular music.

     Taiwan’s retail music distribution industry has also been affected in recent years by relatively lower levels of new popular artists and albums than has been the case in some prior periods, which we believe has adversely affected our sales and those of our competitors.

Stores and Store Formats

     As of December 31, 2003, we operated 52 stores with a total floor area of approximately 124,494 square feet. These stores range in size from approximately 2,130 square feet to approximately 3,560 square feet. The stores typically offer a broad selection of album titles across a range of musical genres.

     Our stores are located principally in Taipei, Taichung, Kaoshiung and Taiwan’s other major urban areas, although we also operate certain stores in rural areas. Historically, we have sought to locate our stores in high-traffic areas and near transportation hubs such as Mass Rapid Transit, railway and bus stations, with a view to attracting young purchasers of popular music. These areas also tend to be characterized by higher store rental costs. We currently have 22 stand-alone music stores in the North of Taiwan, nine in Central Taiwan and 10 in the South of Taiwan. In addition, 11 of our Rose records retail outlets are located in either hypermarkets or department stores throughout Taiwan.

     We believe that in the future, younger purchasers of popular music are likely to turn increasingly to alternative music distribution channels, such as Internet-based downloads, and that an increasing proportion of the physical retail music distribution will comprise more specialized areas of music, such as classical and jazz.

     In light of the trends we perceive in this business, we are in the process of experimenting with alternative store formats and locations. These include:

•	Joint Stores — these are stores co-located with other businesses, which attract customers who we believe are likely to purchase our products. We are currently negotiating a joint store arrangement with a major operator of fitness centers in Taiwan and are exploring other similar opportunities. In addition, we may elect to operate coffee shops or similar businesses in our stores. We intend to open or convert several existing stores to joint stores in the second half of 2004.

•	Specialized Stores — these are stores which specialize in one or more particular styles of music, such as classical or jazz. These stores will offer a broader and deeper selection of music of a particular genre and will feature more knowledgeable store personnel. The stores will be located in areas designed to attract less-price-sensitive consumers of these types of music, such as in business districts. We plan to open several specialty stores in the second half of 2004.

•	Community Stores — these are located in rural and other areas where they serve a local community which is not otherwise served by a music store. Due to their locations, these stores generally face less direct competition and, consequently, permit more aggressive pricing strategies. As of December 31, 2003, we operated two community stores. We plan to open several additional community stores in the second half of 2004.

•	Other Formats — we are currently developing and evaluating other possible store formats, including flagship stores which integrate our retail music distribution business with other entertainment-related businesses.

     We also offer and sell physical CDs, DVDs and VCDs to retail purchasers through Internet Web sites which we operate. Revenue from our Internet store represents a small fraction of our total music distribution revenue. In the future, we may consider establishing an Internet-based music download business, although we have no current plans to do so.

Purchasing and Distribution

     Other than major record releases,which are procured by our headquarters, each of our retail music stores, through its store manager, currently makes its own purchase of CDs, DVDs and VCDs either directly from the major record companies or through other suppliers. Following the implementation of our Point of Sale system (which is discussed below), we plan to centralize procurement for all of our retail music stores at our headquarters in Taipei, which we believe will strengthen our position in negotiating terms, discounts and in-store advertising with the major record companies. From the data collected by our POS system, we will be able to identify fast-selling CDs which we should purchase more of, and be alerted when inventories of slow-moving CDs become too high.

     Currently, merchandise purchased by our retail music stores is also separately distributed by the major record companies or the other suppliers, as the case may be, directly to our individual retail music stores. Following the centralization of our procurement, we expect our suppliers to continue to ship the merchandise directly to each of our retail music stores.

     Consistent with retail music industry practice in Taiwan, CD purchases from major record companies are in general not returnable for full credit. The principal exception relates to major record releases, where the first batch of purchases are usually returnable for full credit. CD purchases from suppliers other than major record companies are usually returnable for full credit.

Merchandising and Marketing

     The primary source of revenue for our retail music stores is the sale of recorded music on CDs. Each of our stores carries a wide selection of CDs purchased from major and independent record companies, which, except for new releases and special promotions, are generally arranged in our stores according to genre and alphabetically by artist or group. Our music stores also receive marketing/sales promotional revenue from store media, that is, in-store promotion by record companies. Record companies typically allocate a portion of their album marketing budgets as “marketing/sales promotional revenues” to music stores in return for prominent in-

store placement of CDs and/or posters as well as record company-sponsored promotional events. In 2003, we recognized a total amount of NT$54.0 million (US$1.6 million) in advertising and promotional revenues.

     In light of the changing trends we perceive in the retail music industry, as part of our marketing strategy we plan to launch a co-branded credit card and loyalty program. We believe that a co-branded credit card will help promote sales and, more importantly, build customer loyalty. We will also be able to collect valuable data regarding our customers’ music preferences, for example, jazz or classical music, which will help us to tailor the offerings of our specialty stores to meet their needs. We are currently in negotiations with a major bank in Taiwan to develop and launch a co-branded credit card and loyalty program, which we expect to launch in the fourth quarter of 2004.

Management Information System

     We are in the process of implementing our new point of sale, or POS, system for our retail music stores. This is a centralized management information system that allows tracking from purchase through to sale, providing us with real-time information on what is being sold at each of our retail music stores. The new POS system is expected to enable us to implement a centralized purchasing system, perform inventory swap among our stores and monitor our inventory movement more accurately and efficiently. We expect our new POS system to greatly reduce manpower costs in terms of our purchasing and also improve our billing system. Our new POS system is currently being tested at two of our retail music stores, and we expect to begin implementing the system at all of our stores beginning in the third quarter of 2004. We also plan to conduct training programs to prepare our store staff in connection with the implementation of our new POS system. We believe that implementation of our POS system should ultimately enable us to achieve a more efficient division of labor between staff performing stock-taking and other operational functions and more knowledgeable sales staff to improve customer service.

Competition

     The retail music distribution business in Taiwan is highly competitive. We believe that the principal bases of competition are store location, selection and price of CDs. We compete in the music chain store business with Asia Record and Guan Nan Record. Our music stores also compete with independent operators and convenience stores. We are also facing increasing competition from hypermarkets, such as Carrefour, as well as specialized entertainment chains, such as FNAC, some of which have greater financial and other resources than our Company. We expect competition from hypermarkets to increase in the future, as this reflects the expected shift in customers from high-traffic areas like bus and train stations to areas with available and accessible parking lots, such as hypermarkets and business areas. Some of our larger competitors have exclusive distribution arrangements with music label companies and the operation of these arrangements prevent us from distributing certain popular music products. In addition, we compete with music distribution channels that employ modern technology, such as online download and streaming, which enjoy lower inventory and distribution costs. Furthermore, the prevalent practice of physical and online piracy in Taiwan presents a continuing threat to the growth of the music distribution industry in Taiwan.

Seasonality

     Retail music sales in Taiwan are typically higher during the Chinese New Year and in the summer due to increased store traffic and buying by students and youths on school vacation. Rose Records and Tachung Records are similarly exposed to this trend in seasonality of sales, and rely heavily on the Chinese New Year and summer sales to achieve annual financial targets.

Online — Internet Access Services

     We provide Internet access services in the form of ADSL devices and cable modems.

     Access Services Offerings

     ADSL. GigaMedia’s ADSL services offer different levels of performance from 512Kbps download with 64Kbps upload to 3Mbps download with 640 Kbps upload. The high performance of our products is designed to better support file sharing, video and other broadband Internet applications. We were the first company in Taiwan to offer ADSL services with a standard fixed IP-address feature, which enables users to build their own multimedia Web sites, participate in online meetings, set up servers and utilize Voice-over-IP. As of December 31, 2003, we had 77,837 ADSL customers, as compared to 73,573 ADSL customers as at December 31, 2002.

     CABLE MODEMS. We also offer our cable modem-based broadband Internet access at transmission speeds of up to 6 Mbps. Our cable modem-based broadband access services allow subscribers to more efficiently use (1) bandwidth-intensive multimedia applications, such as interactive games, high-quality audio, video and distance learning, and (2) electronic commerce applications, such as retailing, financial services and online software distribution. As of December 31, 2003, we had 25,119 cable modern-based broadband customers, as compared to 35,658 cable modem-based broadband customers as at December 31, 2002.

     Markets of Access Services

     RESIDENTIAL ACCESS SERVICES. We receive access fees from residential subscribers of our cable modem-based broadband Internet access services under revenue sharing arrangements with our cable partners with respect to each subscriber’s monthly access fee. We recognize our access revenues net of payments to our cable partners.

     Our 2-way cable modem-based broadband service packages are offered at NT$1,199 for premium service; NT$850 for a mid-tier package; and NT$699 for basic service. We also offer selected subscribers discounts on their monthly access fees and quarterly payment options to further promote our access services. We recognize our revenue from access fees net of split with cable partners and these discounts. In the future, our product mix may change in response to market dynamics.

     During 2003, we offered different tiers of ADSL service options with monthly access fees ranging from NT$410 to NT$1099, which from time to time have been revised for promotion purposes, including providing subscribers periods of free Internet access service. Unlike our cable access fees, our ADSL access revenues are not shared.

     The number of subscribers of our Internet access services declined during 2003. The table below sets forth the number of our subscribers on the dates specified. Despite the declines in our subscribers in 2003, our access revenues increased by 1.4% for 2003 as compared to that for 2002, primarily because more subscribers were using higher specification products. We do not expect to see significant growth in our subscriber base in the future.

	Number of Subscribers
Date	2001	2002	2003
31-Mar	70,437	128,946	103,375
30-Jun	82,200	124,919	100,677
30-Sep	99,109	112,242	99,837
31-Dec	119,130	108,016	102,940

     COMMERCIAL ACCESS SERVICES. KBT offers and sells dedicated and high speed Internet access to corporate customers over fiber optical lines. KBT offers various speeds of leased line services, ranging from 1Mbps to 1Gbps, to different kinds of subscribers like ISPs, ICPs, corporates, SMEs (small and medium enterprises), and cyber cafes. KBT charges its customers monthly fees for access services depending on the level of bandwidth.

     CABLE MODEM Original Equipment Manufacturers (OEM) SERVICES. Besides directly providing cable modem-based Internet services under GigaMedia’s brand name to end-users, we also provide trunk bandwidth and backend systems, which include a customer provisioning system, billing system and network management system, to independent cable operators that wish to operate their cable modem-based Internet service under their own brand names. We receive fees from these OEM cable systems under various revenue sharing arrangements. As of December 31, 2003, we had nine OEM cable partners.

     Other Services

     Our Web destination offers users a wide variety of rich, multimedia Internet content in Chinese optimized for broadband access. Our Web destination allows users to personalize across multiple online content channels using only one unified log-in password, which enables the users to customize their own viewing priority and preferences. Through our network, our Web destination delivers to users textual data, near-CD-quality audio and high-quality digital video. In addition, our Web destination provides users with a broad range of community services and other online services. To enable our users to enjoy a comprehensive online experience, our Web destination also features extensive Web-based community services, including free electronic mail, bulletin boards, photo albums and video and text integrated chat rooms. These community services are available to all users who are registered members of our Web destination. The registration is free of charge, conducted online and used by us to establish a user database.

Our Broadband Network — Cable and ADSL Network

     Over the past years, we have built an island-wide network infrastructure which is based on Gigabit Ethernet technologies and has covered 20 major districts out of a total 25 districts in Taiwan. In these 20 districts, we have built regional data centers to host both the cable Internet and ADSL headend equipments. These centers also act as service hubs for:

•	the provision of key community services, including electronic mail, usenet news and personal Web hosting, to subscribers;

•	the management of network performance;

•	the replication of content and applications; and

•	the provision of a cost-efficient infrastructure to cache data.

     NETWORK OPERATIONS CENTERS. We provide centralized network management through our network operations centers, which represents the nerve center of our whole network. Our centers use advanced proprietary network management tools and systems to monitor the network infrastructure 24 hours a day, 7 days a week, enabling us to effectively address network problems before they adversely affect our subscribers.

Data Backbone

     Ongoing privatization of the telecommunications market by Taiwan’s government has expanded the number of telecommunications operators. Including Chunghwa Telecom, there are currently four fixed-line telecommunications operators in Taiwan. It is our policy to continually monitor the usage pattern, adjust the network architecture, and select better leased-line circuits providers to optimize the user experience and service economics.

     Private peer to peer relationships among Internet service providers (i.e., private direct cable connections as opposed to public Internet connections) have become the most effective solutions to resolve the problems of packet loss and latency resulting from the significant traffic volume through Internet networks. We have peering arrangements with most of Taiwan’s major networks and Internet service providers, providing us with what we believe to be the most comprehensive Internet connections in Taiwan. According to Taiwan Network Information Center, or TWNIC, GigaMedia had the best aggregate peering bandwidth among all commercial organizations in Taiwan as of June 20, 2003. Our extensive peering arrangements have enabled us to route most of our traffic over the less congested private peering links, through which we passed most of our traffic in 2002 and 2003. This enhances the efficiency of our network and allows us to provide better, faster access services to our subscribers.

     Through our peering arrangements with several Internet service providers and networks, we currently connect to Taiwan’s Internet backbone from our network operations center. We have installed direct Internet connections at each of our regional data centers to minimize backbone traffic flow and to provide Internet connection redundancies. We currently connect to the international Internet through a direct trans-Pacific submarine cable link. As the competition in the trans-Pacific submarine cable segment provides better price economics, we are able to significantly increase our bandwidth without incurring additional cost. In 2003, we upgraded our infrastructure from STM-4 connection to Gigabit connections to provide faster connections.

Information System

     We have established a versatile, scalable, real-time information system that integrates service provisioning, customer management, billing, data gathering and usage tracking functions. With independent multiple processing layers, we are able to quickly respond to increases in user, subscriber or service data by expanding our information system’s capacity on demand.

Sales And Marketing

     RESIDENTIAL ACCESS SERVICES. We plan to continue utilizing bundled marketing with our strategic partners to minimize costs. We primarily use the following means to market our services:

•	television, magazine and newspaper advertisements;

•	Web-based banners;

•	Internet newsletters;

•	inserts in cable television guides;

•	participation in computer, technology and telecommunications tradeshows;

•	free trial promotions through waiving monthly access fees for one or two months; and

•	demonstration centers in computer superstores and other locations.

     COMMERCIAL ACCESS SERVICES. With the unique optical Ethernet MAN infrastructure and solution, KBT is able to provide corporate customers, one-megabit increment, on-demand leased line service. We primarily use the direct sale force to reach our potential customers.

     CABLE MODEM OEM SERVICES. For cable operators that are interested in providing or improving upon their cable Internet services, we will form a team composed of sales personnel, network engineers, backend software engineers and customer service specialists to provide free consultancy and “turnkey” solutions. We believe that direct sales contact and site visits to existing OEM partners and referrals by our existing OEM partners are the most efficient methods of marketing our cable modem OEM services.

Customer Service and Billing — Online Access Business

     We provide our subscribers with a comprehensive range of customer service, including assistance on cable modem installations, continuous post-installation technical support and prompt responses to billing and service requests.

     Our customer service department is divided into two groups: technical support and general customer service. Our customer service department operates a toll-free help desk with extended hours of operation. Our subscribers may also contact us via electronic mail or through accessing our interactive self-service Web site. Our general customer service staff assist subscribers with cable modem questions and problems, as well as basic computer and software configuration questions and billing inquiries. Our technical support group handles technical problems referred by the general customer service staff.

     We typically prepare and mail the bill for our services, which we send to the subscribers under our own name and logo, on a monthly basis. We offer our subscribers a wide variety of payment options, including automatic credit card payments, direct debits from their bank accounts and post office savings accounts, pre-payment or over-the-counter payment at post offices and convenience stores. We also seek to provide detailed information on the bills to enable our subscribers to obtain all relevant information relating to their services.

Competition

     The Internet access service industry is highly competitive.

     We mainly compete with broadband Internet service providers, which provide basic Internet access to residential and commercial users generally through the provision of ADSL services using existing telephone networks or cable modem-based services operating over cable television networks. The Internet access service industry in Taiwan is very competitive and challenging. The broadband Internet access service industry in

Taiwan is dominated by the main fixed-line telecommunication company, Chunghwa Telecom. Chunghwa Telecom’s HiNet broadband service is the current broadband ISP market leader with approximately 75% of the market share, while we have only managed to capture approximately 5% of the market share. The primary basis for competition is price. The prevalence of competitors offering similar access services at competitive prices has and will continue to saturate the Internet access market, making it difficult for us to attract new subscribers and/or retain existing ones.

     We also compete with other broadband technologies, including integrated services digital networks, wireless and satellite data services. We believe that our access services have both technological and cost advantages over these alternative broadband means.

     In the cable modem-based Internet access market, we believe that our close relationships with a large number of cable partners and our exclusive access to a substantial portion of Taiwan’s households and businesses provide us with a competitive advantage. Our competitors in the Internet access service include all the four direct-line operators in Taiwan as well as SeedNet.

     Some of our major competitors, including Chunghwa Telecom, have advantages over us in terms of financial and marketing resources, established customer relationships, brand awareness, customer access and telecommunications infrastructure.

Acquisition of Grand Virtual

     We acquired Grand Virtual in April 2004. Grand Virtual is an application service provider and software developer which develops and licenses software for online entertainment services, including online gaming and social networking. In addition, Grand Virtual develops and licenses “turnkey” packages to licensees who, in turn, offer online gaming to end users.

     Licensees of the “gaming services provider” platform in essence outsource to Grand Virtual, on a revenue sharing basis, the key operations required for the provision of online gaming, with the exception of marketing. As licensor, Grand Virtual provides the gaming engine software, as well as transaction and payment processing services, jurisdictional and fraud control, database management, player support and Web hosting.

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

REGULATION

A. Telecommunications Regulation In Taiwan

     The Ministry of Transportation and Communications and the Directorate General of Telecommunications of Taiwan regulate Taiwan’s telecommunications industry primarily under the Telecommunications Law of Taiwan.

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

     Regulation of Type II Operators. Type II operators typically provide telecommunications services to customers by using the telecommunications facilities of Type I operators and are not permitted to engage in the buildup of telecommunications facilities. Type II telecommunications services can be further divided into special Type II telecommunications services and general Type II telecommunications services. A special Type II telecommunications license is required for any Type II operator which provides voice simple resale, Internet telephony, and other international telecommunications services by leasing international circuit(s). A general Type II telecommunications license is required for any Type II operator which provides telecommunications services other than those specified above. Hoshin GigaMedia currently holds a general Type II telecommunication license.

     -      License. A Type II license is valid for ten years, and may be renewed six months before its expiration. The license is nontransferable. Hoshin GigaMedia’s license is due to expire in 2008.

     -      Tariff Regulation. Type II operators are required to establish tariffs for major rates and charges. These tariffs and any changes must be filed with the Directorate General of Telecommunications before they become effective. Tariff information must include the types of services provided, terms and fee schedules for all service items, rights and obligations of customers, contract termination events and other matters affecting the right and obligations of customers, all to be included in the operator’s business plans.

     -      Change in Business. Under Taiwan’s Regulations Governing Type II Telecommunications Operators, any change of type or scope of business must be approved by the Directorate General of Telecommunications. For change of the systems structure stated in the business plan, a report shall be filed with the Directorate General of Telecommunications for recordation within one month from the effective date of change of such system structure. In addition, Type II operators must report to the Directorate General of Telecommunications and inform their customers in advance of any plan to suspend or terminate any of their businesses.

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

     Liberalization of Type I Fixed Network Licensing. The Directorate General of Telecommunications adopted Fixed Network Regulations in 1999 to govern the issuance of fixed network communication licenses. Type I fixed network communications licenses are subdivided into comprehensive network, local network, long distance network, international network and lease-circuit licenses. These regulations have been designed to grant additional comprehensive network licenses to encourage competition with Chunghwa Telecom, which is a state-owned company and currently the dominant fixed-line network operator in Taiwan.

     Content Liability. In the event that the content sent, transmitted or received via the Internet through an operator’s system is found to be obscene, defamatory or in violation of public order or national security, the relevant operator would be liable for the content only if it knew or should have known that the content is obscene, defamatory or in violation of public order or national security. In addition, carriers must provide telecommunications services on a fair and equal basis and may not refuse to receive or transmit telecommunications information unless the content would endanger the national security or offend against the public order of Taiwan.

B. Cable Regulation In Taiwan

     Regulation on Shareholding. Respectively in 2000 and 2001, the Cable Television and Broadcast Law has been modified. Under the modified regulations, the original regulation of “a single shareholder cannot own more than 10% of the total issued shares of a cable operator”, and “no shareholder and its related parties may collectively own more than 20% of a cable operator’s total issued shares” has already been eliminated. Instead, the shares of a cable operator directly or indirectly held by foreign shareholders cannot exceed sixty (60) percent of all outstanding shares of the cable operator. Furthermore, foreign shareholders who directly hold shares of a cable operator are limited to foreign corporations and the total shares held by them cannot exceed twenty (20) percent of all outstanding shares of the cable operator.

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

     The term of an operating license is nine years. A review committee established by the Government Information Office conducts periodic review of the performance of each licensed cable operator on the basis of its business and operating plans every three years. Following a review, a licensed cable operator may be instructed by the Government Information Office to make requested improvements in its business within a specified period. A failure to timely comply with the instruction could result in revocation of the cable operator’s license.

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

     Open Access Regulation. Under the Fixed Network Regulation described above, cable operators must obtain leased-circuit licenses issued by the Directorate General of Telecommunications in order to lease their circuits to companies that provide services through their cable systems. The Directorate General of Telecommunications began to accept applications for these licenses from cable operators in June 1999 and most of the cable operators have been granted with leased-circuit licenses to lease out their cable capacities to Type I operators and Type II operators, including Hoshin GigaMedia. As a condition to holding these licenses, any licensed cable operator that is deemed to be a dominant leased-circuit carrier may be required by the Directorate General of Telecommunications to allow all parties to provide services, including Internet access services, through their cable systems on substantially similar terms. Any imposition of this requirement from the Directorate General of Telecommunications on the cable partners having exclusive relationships with us will eliminate the benefits associated with our exclusive rights.

C. Organization Structure

     We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired Taiwan’s two largest music store chains, Rose Records and Tachung Records in 2002, we became a diversified provider of music products and Internet access services in Taiwan. The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation and our percentage holding and principal activities as of May 31, 2004:

		Place of
	Year of	Incorporation	Our Percentage
Entity	Incorporation	/Operation	Holding	Principal Activities
Hoshin GigaMedia Center Inc	1998	Taiwan	100%	Cable based broadband and ADSL Internet access services and Internet content services and other online services
G-Music Limited	2002	Cayman Islands/Taiwan	58.58%	Holding company
Music King Co., Ltd.	2000	Taiwan	58.58%	Retail music distribution
Point Records Co., Ltd.	1997	Taiwan	58.58%	Retail music distribution
Koos Broadband Telecom Limited	2001	Taiwan	100%	Broadband Internet access services targeting business clients
GigaMusic.com.Ltd	2000	Cayman Islands/Taiwan	100%	On-line music distribution
GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company
GigaMedia International Limited	2004	British Virgin Islands	100%	Holding company
Grand Virtual Inc	1997	Delaware, U.S.A. Massachusetts, U.S.A.	100%	Development of software and provision of application service for online entertainment services

D. Property, Plant and Equipment

     Our principal executive office and operating office are located at 14th Floor, 122 TunHua North Road, Taipei, Taiwan, where we lease approximately 24,178.96 square feet. We also lease office and other space, as well as space for our servers, in various other locations. In addition, we operate from G-Music’s headquarters at 10F, No. 171, Chen-Kung Road, Sanchung City, in Taipei County where we lease approximately 9,200 square feet and from KBT’s offices at 6F, No. 20, Lane 478, Rueiguang Road, Neihu District, Taipei, 114, Taiwan, where we lease approximately 13,060 square feet.

     As of December 31, 2003, we operated 52 stores with a total floor area of approximately 124,493 square feet. These stores range in size from approximately 2,130 square feet to approximately 3,562 square feet. All of our retail music stores are leased. The leases typically provide for a term of between three to five years with no renewal option. All of our retail music store leases are on a fixed rate basis. The terms of our 39 leases as of May 31, 2004 expire as follows:

Lease Terms to Expire during
(12 months ending on or about May 31)	Number of Stores
2004	10
2005	9
2006	8
2007	6
2008	4
2009	2

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

Overview

     We are a holding company. Through our subsidiaries, we distribute recorded music and provide broadband Internet access services and online entertainment services in Taiwan. Our core retail music business is operated through our subsidiary G-Music Limited, which controls Taiwan’s two largest music store chains. Our online broadband businesses are operated through our subsidiary Hoshin GigaMedia, and Hoshin GigaMedia’s subsidiary, KBT, which are focused on consumer and corporate users, respectively. In April 2004, we acquired Grand Virtual, a developer of software for online entertainment and social networking services and an application service provider of turnkey solutions for games of skill and chance.

     Retail Music Business. We operate our retail music distribution business through G-Music Limited, our 58.58% owned subsidiary, which owns Taiwan’s two largest retail music distribution chains, Rose Records and Tachung Records. We acquired our interests in Rose Records and Tachung Records in a series of transactions in February 2002, September 2002 and December 2002, and have consolidated the results of operations of the acquired businesses from the respective dates of acquisition. See Note 3 of our consolidated financial statements for additional information. Our retail music distribution business, which we refer to in our consolidated financial statements as our offline business, generated revenues of NT$2.6 billion (US$76.9 million) and a loss from operations of NT$243.5 million (US$7.2 million) in 2003.

     Some of the key factors affecting Taiwan’s retail music distribution industry are technological developments and changing consumer buying habits, which have resulted and are likely to continue to result in an increasing proportion of popular music sales being made through alternative distribution channels, particularly Internet-based downloading. Consequently, we anticipate that an increasing proportion of physical retail music distribution will comprise specialized areas of music, such as classical and jazz, whose purchasers demand higher sound quality of physical recordings and who we believe are generally less price-sensitive than purchasers of popular music. The prevalent practice of physical and online music piracy is another factor that has eroded the retail music distribution industry in Taiwan.

     Our retail music distribution business continued to operate in a challenging environment in 2003. Our revenues in the first and second quarters of 2003 were adversely affected by the SARS outbreak, which particularly impacted our sales from April through July, and decisions by major record companies to defer the release of popular titles until the containment of the SARS outbreak contributed to a smaller than usual seasonal increase in revenues during the summer school vacation season. Our operating environment improved somewhat in the fourth quarter of 2003.

     Although we are seeking to reduce costs and improve our management information systems with a view to operating this business more efficiently and increasing our operating margins, we believe that our retail music distribution business is likely to continue to face a difficult operating environment going forward.

     Online Business. Online, we operate a major broadband ISP via our subsidiary Hoshin GigaMedia, which provides Internet access service and broadband content with multiple delivery technologies. Our Internet access products consist of premium ADSL and cable modem offerings. Our ADSL service accounted for approximately 52.7% of our online revenues in 2003. Our online business generated revenues of NT$671.3 million (US$19.8 million) and a loss from operations of NT$188.9 million (US$5.6 million) in 2003. Our online business continues to operate in a very competitive and challenging environment. Our principal competitor, Chunghwa Telecom’s HiNet service, is the dominant provider of ADSL broadband services in Taiwan and has significantly greater resources than we do. The availability of similar services at competitive prices has made it difficult for us to attract and retain ADSL subscribers.

     We believe that our cable modem business offers a product which is to some extent differentiable from competing ADSL services, and are seeking to further develop this business by restructuring the terms of our agreements with our cable partners. In recognition of declining costs of cable modem hardware, we reached an agreement in principle with our cable partners in May 2004 for all of our new cable subscribers to be provided with two-way cable Internet services. This agreement in principle involves an equal sharing of revenues between GigaMedia and our cable partners, thus providing our cable partners with additional economic incentives to provide two-way cable services through their systems. Two-way cable systems allow us to offer subscribers higher upstream transmission speeds and “always on” Internet access capabilities, eliminating the time consuming dial-up procedures and allow our subscribers to maintain full use of their telephones and televisions while online.

     We also offer interactive Chinese-language multimedia Web sites through our Web destination http://www.gigigaga.com. Another subsidiary of our Company, KBT, provides broadband service to corporate customers.

     Acquisition of Grand Virtual. In April 2004, we acquired all of the issued and outstanding shares of Grand Virtual in a private transaction for an all-cash consideration of US$32.5 million. Grand Virtual is a developer of software for online entertainment and social networking services and an application service provider of turnkey solutions for games of skill and chance based in the Boston area of the U.S. We believe that our acquisition of Grand Virtual will be accretive to our cash flows and earnings, and will enhance our diversified entertainment products portfolio.

Application of Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP. The preparation of these financial statements requires our Company and our subsidiaries to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We continually evaluate our estimates and assumptions, which are based on historical experience and other various factors that we believe are reasonable under the circumstances. The results of these estimates and assumptions form the basis for making judgments about the carrying values of certain assets and liabilities. Our actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussions address the most critical accounting policies applicable to our Company, which are those that are most important to the portrayal of the financial condition and results of operations of our Company, and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Acquisition Price

     During 2002, we acquired Taiwan’s two leading music store chains, Rose Records and Tachung Records for approximately NT$638.9 million (NT$418.3 million in cash and NT$220.6 million in the form of shares in G-Music). In the absence of a quoted market price for the shares of G-Music issued as a portion of the consideration for the acquisitions of Rose Records and Tachung Records, the acquisition price of these music store chains is determined based on management’s estimates for fair value of acquired net assets, including goodwill and amortizable intangibles. The actual value of such acquired net assets may differ significantly from management’s estimates.

Revenue Recognition

     For 2003, our revenue was primarily generated from retail sales of offline music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenue from these retail sales is recognized at the point of sale to the consumer, at which time payment is tendered. There are no provisions for uncollectible amounts since payment is received at the time of sale.

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

Merchandise Inventory and Return Costs

     Inventory is stated at the lower of cost or market value with cost being determined by the weighted average cost method and market value being determined by net realizable value. As with any retailer, economic conditions, cyclical customer demand and changes in purchasing or distribution can affect the carrying value of inventory. As circumstances warrant, we record the lower of cost or market value, or LCM, as inventory adjustments. We also recorded loss on obsolete and slow-moving items as inventory adjustments. In some instances, these adjustments can have a material effect on the financial results in an annual or interim period. In order to determine such adjustments, we evaluate the age, inventory turns and estimated fair value of merchandise inventory by product category and record any adjustment if estimated market value is below cost and if inventory is obsolete. Actual inventory loss may differ significantly from management’s estimates. Through merchandising and other initiatives, we attempt to take the steps necessary to increase the sell-off of slower moving merchandise to eliminate or lessen the effect of any LCM adjustments. We record actual and estimated merchandise return charges in cost of sales.

Impairment of Long-Lived Assets

     Fixed assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2003, we recorded an asset impairment charge of NT$58.5 million (US$1.7 million) to write-off the carrying value of our investment in an Internet company. We reviewed the underlying operating performance, and financial conditions of this Internet company in assessing impairment, and concluded an other-than-temporary impairment charge is necessary for this investment impairment.

     During 2003, we also recorded an impairment charge related to our broadband and communication equipment due to our decision to phase out one-way Internet access services. The amount of impairment charge was determined by the excess of carrying value over the estimated fair value of these equipment based on quoted market prices. Actual impairment may differ significantly from management’s estimates.

     We have significant amortizable intangible assets arising from the acquisitions of Rose Records and Tachung Records. The amortizable intangible assets, including distribution channel and brand names, are amortized on a straight-line basis over estimated useful lives ranging from five to fifteen years. As of December 31, 2003, the balances of distribution channel and brand names were NT$74.8 million and NT$135.8 million, respectively. In determining the useful lives and recoverability of the intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets, which may not represent the true fair value. If these estimates or their related assumptions change in the future, there may be a significant impact on our results of operations in the period of the change incurred.

Goodwill

     Goodwill represents the adjusted amount of the cost of acquisitions in excess of fair value of net assets acquired in purchase transactions. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Under the provisions of SFAS 142, goodwill is no longer subject to amortization and potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated at least annually. We periodically evaluate the carrying amount of goodwill to determine whether adjustments to these amounts are required based on current events and circumstances. We perform an analysis of the recoverability of goodwill using a cash flow approach consistent with the analysis of the impairment of long-lived assets. We performed an impairment test of our goodwill and intangible assets as of December 31, 2003. Due to the general market downturn and the operating performance of the acquired businesses falling below our expectations, we recorded a goodwill impairment loss of NT$25.4 million in 2003. The amount of the loss was determined based on an independent appraiser’s report as of December 31, 2002. As the value of goodwill and its impairment are determined based on a number of assumptions and management’s estimates, the change of assumptions and circumstances in the future may have significant impact on our results of operations in the period when a change occurred.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are subject to valuation allowances based upon the management’s estimate of realizability. Due to uncertainty of realization, we have provided 100% valuation allowance against deferred tax assets as of December 31, 2003. Actual results may differ significantly from management’s estimate.

Discussions of Results of Operations

For the Years Ended December 31, 2002 and 2003

     Consolidated Results Of Operations

     REVENUES. Total revenues for 2003 grew 28.3% to NT$3.3 billion (US$96.7 million) from NT$2.6 billion in 2002, primarily due to the contributions of the Rose Records and Tachung Records music store chains that we acquired in 2002. For 2003, the retail music business contributed approximately NT$2.6 billion (US$76.9 million) or 79.5% of our revenues. The online business contributed approximately NT$671.3 million (US$19.8 million) or 20.5% of our revenues in 2003, and it comprises (1) the Internet access services business, which contributed approximately NT$647.7 million (US$19.1 million) of our revenues and (2) advertising and promotional business, which contributed approximately NT$0.9 million (US$27.1 thousand) of our revenues.

     COSTS AND EXPENSES. Costs and expenses increased by 11.4% to NT$3.8 billion (US$111.1 million) in 2003 from NT$3.4 billion in 2002. Our costs and expenses in 2003 primarily consist of cost of sales/ rental/ installation of NT$2.2 billion (US$66.2 million), operating costs of NT$623.3 million (US$18.4 million), product development and engineering expenses of NT$41.7 million (US$1.2 million), selling and marketing expenses of NT$499.8 million (US$14.7 million), general and administrative expenses of NT$274.3 million (US$8.1 million) and an impairment loss on property, plant and equipment of NT$53.6 million (US$1.6 million).

     OPERATING LOSS. Operating loss for 2003 decreased 40.9% to NT$487.5 million (US$14.4 million) from NT$824.7 million for 2002.

     NON-OPERATING EXPENSES. In 2003, we incurred non-operating expenses of NT$100.1 million (US$2.9 million), compared to a non-operating income of NT$108.7 million for 2002, principally due to an NT$58.5 million (US$1.7 million) write-off of our investment in Rock Internet Corporation and the recognition of a foreign exchange loss of NT$24.9 million (US$0.7 million) and loss on disposal of property, plant and equipment of NT$29.1 million (US$0.9 million) in 2003, compared to a foreign exchange gain of NT$93.9 million and gain on disposal of investment of NT$114.6 million, offset by an NT$67.5 million loss from the change of our percentage of ownership in G-Music from 100% to 58.58% as a result of the acquisitions of Rose Records and Tachung Records and an NT$40 million impairment loss on a long-term investment in Rock Internet Corporation in 2002.

     NET LOSS. Net loss for 2003 declined by 24% to NT$484.9 million (US$14.3 million) from NT$638.0 million for 2002.

     Business Segment Results

     Retail Music Business

     We began to consolidate the results of operations of Rose Records in February 2002 and the results of operations of Tachung Records in October 2002. Consequently, a comparison of the consolidated results of operations of our retail music business in 2003 and 2002 principally reflects the impact of consolidating these businesses for portions of 2002 and all of 2003. This and the impact of SARS on our 2003 results of operations makes it difficult to compare our results of operations in the two periods. We briefly describe below the principal trends affecting the revenues and cost of sales of our underlying retail music business in 2003:

     Revenues. Our revenues in the first and second quarters of 2003 were adversely affected by the SARS outbreak, which particularly impacted our sales from April through July. We believe that our competitors were similarly affected. Decisions by major record companies to defer the release of popular titles until it became clear that the SARS outbreak had been contained, contributed to a smaller than usual seasonal increase in revenues during the summer school vacation season and mitigated the effect of seasonality on sales in the fourth quarter.

     Cost of sales. Gross margins generally improved through 2003. We believe this principally reflects a combination of fewer popular records being released in 2003 and improved purchasing terms resulting from management changes in the third quarter of 2003.

     We present below information on the results of operations of our retail music business in 2002 and 2003.

     TOTAL REVENUES. Total revenues from our retail music business increased by 38% to NT$2.6 billion (US$76.9 million) in 2003 from NT$1.9 billion in 2002. This increase was due in part to the fact that we consolidated the results of operations of Rose Records and Tachung Records for the full year of 2003, whereas in 2002, we had consolidated their results of operations from their respective closing dates of the acquisitions, namely, February 2002, September 2002 and December 2002.

     COSTS AND EXPENSES. Cost of sales increased by 28% to NT$2.9 billion (US$84.1 million) in 2003 from NT$2.2 billion in 2002. This increase was due in part to our consolidation of the results of operations of Rose Records and Tachung Records for full year 2003.

     OPERATING LOSS. Operating loss increased by 29% to NT$243.5 million (US$7.2 million) in 2003 from NT$340.8 million in 2002.

     NET LOSS. Net loss decreased by 31.9% to NT$254.8 million (US$7.5 million) in 2003 from NT$340.7 million in 2002.

     Online Services

     ACCESS REVENUES. Total access revenues increased slightly from NT$638.9 million in 2002 to NT$647.7 million (US$19.1 million) in 2003, due to migration of subscribers to higher specification products. The number of our broadband subscribers decreased from 108,016 as of December 31, 2002 to 102,940 as of December 31, 2003. As of December 31, 2003, we had 6,653 1-way subscribers, 18,450 2-way subscribers, and 77,837 ADSL subscribers. In the fourth quarter of 2003, the average blended access fee per broadband subscriber per month (ARPU) for access services was approximately NT$428 (US$12.6), as compared to NT$388 for the fourth quarter of 2002. ARPU for 1-way cable services, 2-way cable services and ADSL services were NT$236 (US$7.0), NT$587 (US$17.3) and NT$406 (US$12.0), respectively, during the fourth quarter of 2003, as compared to NT$231, NT$618 and NT$363, respectively, for the same services during the fourth quarter of 2002.

     Of the total access revenues recorded for 2003, consumer access revenues through Hoshin GigaMedia were approximately NT$523.1 million (US$15.4 million), while corporate access revenues through KBT were approximately NT$124.6 million (US$3.7 million).

     MODEM SALE/ RENTAL/ INSTALLATION REVENUES. Modem sale/rental/installation revenues decreased 6% from NT$4.4 million for 2002 to NT$4.1 million (US$121 thousand) for 2003, resulting mostly from a decrease in sales of modems.

     WEB DEVELOPMENT REVENUES. We did not record any Web development revenues in 2002 or 2003 as we have de-emphasized this aspect of our business.

     ADVERTISING REVENUES. Advertising revenues decreased 61.8% from NT$2.4 million in 2002 to NT$919.7 thousand (US$27 thousand) in 2003 as we de-emphasized our business relating to the provision of Internet content.

     OPERATING COSTS. Operating costs decreased by 17.4% from NT$634.9 million in 2002 to NT$524.3 million (US$15.5 million) in 2003 due to a decrease in the price of leasing bandwidth and circuits.

     COST OF MODEM SALES/RENTAL/INSTALLATION. Cost of modem sales/rental/installation decreased 44.9% from NT$54.6 million in 2002 to NT$30.0 million (US$885.8 thousand) in 2003, due to a fall in the price of cable modems, decreased sales as well as the use of refurbished cable modems during 2003.

     WEB DEVELOPMENT EXPENSES. We did not incur any Web development expenses in 2002 or 2003, in line with our de-emphasis of this aspect of our business.

     PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES. Product development and engineering expenses decreased 35.3% from NT$64.4 million in 2002 to NT$41.7 million (US$1.2 million) in 2003, primarily due to reduced costs relating to workforce streamlining in 2003 and a de-emphasis on this aspect of our operations.

     SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased 40.9% from NT$141.5 million in 2002 to NT$83.7 million (US$2.5 million) in 2003, primarily due to significantly reduced advertising in Taiwan’s media for GigaMedia’s broadband services.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 14.7% from NT$143.5 million in 2002 to NT$122.5 million (US$3.6 million) in 2003.

     NET NON-OPERATING EXPENSE. For 2003, we incurred a non-operating expense of NT$10.7 million (US$315.3 thousand), primarily due to a foreign exchange loss of NT$15.2 million (US$448.8 thousand) and a loss from disposal of property of NT$16.0 million (US$472.4 thousand), which were offset by an interest income of NT$7.8 million (US$229.9 thousand) and an investment gain of NT$16.8 million (US$494.9 thousand).

For the Years Ended December 31, 2001 and 2002

     Business Segment Results

     Retail Music Business

     We acquired Rose Records and Tachung Records during 2002. We began to consolidate the results of operations of Rose Records and Tachung Records from the respective closing dates of the acquisitions. Since these businesses were acquired during 2002, year over year comparisons of this business segment are not provided. The operating results of GigaMedia’s offline music business, post acquisition, were as follows:

     TOTAL REVENUES. Total revenues in 2002 were NT$1.9 billion, including retail sales of NT$1.9 billion and advertising and promotional revenues of NT$30.4 million.

     COSTS AND EXPENSES. Cost of sales were NT$2.2 billion in 2002.

     OPERATING LOSS. Operating loss was NT$340.8 million in 2002.

     NET LOSS. Net loss in 2002 was NT$340.7 million.

     Online Services

     ACCESS REVENUES. Total access revenues grew 64% from NT$389.8 million for 2001 to NT$638.9 million for 2002, primarily due to the increase of access fees relating to the continuous rollout of ADSL services and the growth of these subscribers, offset by a reduction in the number of 1-way subscribers in 2002. The number of our broadband subscribers decreased from 119,130 as of December 31, 2001 to 108,016 as of December 31, 2002. As of December 31, 2002, we had 17,135 1-way subscribers, 17,308 2-way subscribers, and 73,573 ADSL subscribers. In the fourth quarter of 2002, the average access fee per broadband subscriber per month (ARPU) for access services was around NT$388, as compared to NT$341 for 2001. ARPU for 1-way cable services, 2-way cable services and ADSL services were NT$231, NT$618 and NT$363, respectively, during the fourth quarter of 2002, as compared to NT$287, NT$589 and NT$312, respectively, for the same services during the fourth quarter of 2001.

     Of the total access revenues recorded for 2002, consumer access revenues through Hoshin GigaMedia were approximately NT$562.4 million, while corporate access revenues through KBT were approximately NT$76.5 million.

     MODEM SALE/RENTAL/INSTALLATION REVENUES. Modem sale/rental/installation revenues decreased 42% from NT$7.5 million for 2001 to NT$4.4 million for 2002, resulting mostly from a decrease in sales of modems, which was partially offset by an increase in modem rentals revenue resulting from an increase in the number of rentals in 2002, but declining rental fees. We terminated free rental promotions on one-way cable service and modem sales in 2001 to control costs and grow margins.

     WEB DEVELOPMENT REVENUES. Web development revenues decreased from NT$7.2 million for 2001 to nil for 2002, as we de-emphasized this aspect of our business.

     ADVERTISING REVENUES. Advertising revenues decreased 52% from NT$5.0 million for 2001 to NT$2.4 million for 2002 as we continued to de-emphasize this aspect of our business in 2002.

     OPERATING COST. Operating costs decreased 61% in 2002 to NT$634.9 million compared to NT$1.6 billion in 2001. There was a decrease in share compensation expense from 2001 of NT$14.1 million to NT$740 thousand in 2002. During 2001, we incurred amortization of Microsoft’s warrant of NT$943.1 million, including an accelerated expense of approximately NT$428.7 million recognized during the fourth quarter in 2001 related to the remaining amount of the warrant.

     COST OF MODEM SALES/RENTAL/INSTALLATION. Cost of modem sales/rental/installation decreased 62% from NT$143.4 million for 2001 to NT$54.6 million for 2002, due to decreased sales and the use of refurbished cable modems during 2002.

     WEB DEVELOPMENT EXPENSES. Web development expenses decreased from NT$12.2 million for 2001 to nil for 2002, in line with our de-emphasis of this aspect of our business.

     PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES. Product development and engineering expenses decreased 39% from NT$106.5 million for 2001 to NT$64.4 million for 2002, primarily due to reduced costs relating to workforce streamlining in 2002 and a de-emphasis on this aspect of our operations.

     SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased 50% from NT$285.6 million in 2001 to NT$141.5 million in 2002, primarily due to tightened expenditure controls during 2002 and a decrease in share compensation expense from 2001 of NT$11.9 million to NT$52.4 thousand in 2002.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 33% from NT$215.7 million for 2001 to NT$143.5 million in 2002, driven by reductions in our workforce and tight expense controls in 2002 and a decrease in share compensation expense from 2001 of NT$91.4 million to NT$4.0 million in 2002.

     NET NON-OPERATING INCOME. For 2002, non-operating income declined 51% from NT$219.2 million for 2001 to NT$108.5 million, primarily due to a decrease in cash and investments in 2002, resulting in a lower asset base. We recognized non-operating income as a result of the gain from disposal of short-term investments of NT$62.8 million, derived primarily from our sale of mutual fund beneficiary certificates and the gain from disposal of long-term investments in Gamania and a UBS AG Jersey Bond amounting to NT$51.8 million. We also recorded an impairment loss in 2002 in the amount of NT$40.0 million related our long-term investment in Rock Internet Corporation.

B. Liquidity and Capital Resources

     Our principal sources of liquidity consist of cash generated from our operations, interest generated or derived from the investment instruments we purchased with the proceeds of our initial public offering in 2000 and proceeds generated from the disposal of our investments. Our retail music business also relied on bank borrowings to finance its operations, which borrowings were repaid in full as of March 31, 2003. Because we historically have not generated positive cash flows from our operations, we have substantially relied on our cash management ability to support our operations. In addition, we have in recent periods reduced our workforce and engaged in corporate restructuring to reduce the capital requirement of our operations. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations, while placing remaining funds in higher yield investment instruments.

     Our future cash requirements will depend on a number of factors including:

•	the expansion and utilization of our music and artist catalog;

•	the development of new technologies, such as Internet-based music downloading and changing consumer buying habits;

•	inventory management;

•	improvements in our operating margins;

•	the effective and efficient marketing and distribution of our products;

•	the rate at which subscribers purchase our Internet access services and the pricing of such services;

•	the rate at which we expand our operations and employee base;

•	the level of marketing required to acquire new subscribers and cable partners;

•	the rate at which we invest in upgrading and maintaining our network and future technologies;

•	the timing of entry into new markets and new services offered;

•	price competition in the Internet and cable industries; and

•	changes in revenue splits with our cable partners.

     Although operating conditions in 2003 were challenging, our financial condition remained stable. As a result of our operating, investing and financing activities during 2003, the amount of cash and cash equivalents we held as of December 31, 2003 remained relatively unchanged at NT$1.2 billion (US$35.3 million) as compared to December 31, 2002. Cash and cash equivalents, short-term investments and long-term investments as at December 31, 2003 also remained relatively unchanged at NT$2.7 billion (US$79.6 million), compared to December 31, 2002. In April 2004, we acquired all of the issued and outstanding shares of Grand Virtual, a developer of software for online entertainment and social networking services and an application service provider of turnkey solutions for games of skill and chance, in a private transaction for an all-cash consideration of US$32.5 million, which we paid for entirely out of our existing cash and cash equivalents. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash or equity. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We believe that our existing cash, cash equivalents, short-term investments and expected cash flow from operations, will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing lease arrangements, and other requirements through 2004.

     OPERATING ACTIVITIES. In 2003, our net cash provided by operating activities amounted to NT$217.9 million (US$6.4 million). This was primarily attributable to a net loss of NT$484.9 million (US$14.3 million), which was offset by the add-back of significant non-cash items, including NT$180.3 million (US$5.3 million) in depreciation, NT$76.7 million (US$2.3 million) in amortization, impairment loss on long-term investments of NT$58.5 million (US$1.7 million) and impairment loss on property, plant and equipment of NT$53.6 million (US$1.6 million), the NT$88.0 million (US$2.6 million) decrease in inventories and the NT$57.4 million (US$1.7 million) decrease in accrued expenses.

     INVESTING ACTIVITIES. Our net cash used in investing activities in 2003 was NT$170.9 million (US$5.0 million). This was primarily attributable to the purchase of short-term investments of NT$3.7 billion (US$108.7 million), which we largely funded from the liquidation of our short-term investments, and the purchase of property plant and equipment of NT$65.8 million (US$1.9 million). In 2002, our net cash provided by investing activities amounted to NT$4.0 billion.

     FINANCING ACTIVITIES. Our net cash used in financing activities in 2003 was NT$89.3 million (US$2.6 million), primarily representing cash used in the repayment of bank borrowings.

     OTHER. Set forth below are the aggregate amounts, as of December 31, 2003, of our future cash payment obligations under our existing contractual obligations.

	Payments Due by Period (in NT$ thousands)
		Less
Contractual Obligations	Total	than 1 year	1-3 years	After 3 years
Operating Lease	430,173	197,254	224,842	8,077
Total Contractual Cash Obligations	430,173	197,254	224,842	8,077

	Amount of Commitment Expiration Per Period
	(in NT$ thousands)
Other Commercial		Less
Commitments	Total	than 1 year	1-3 years	After 3 years
Standby Letters of Credit	34,800	34,800	—	—
Total Other Commercial Commitment	24,800	34,800	0	0

Off-Balance Sheet Arrangements

     Historically, all of our revenues and receivables and a majority of our operating expenses and payables are denominated in NT dollars, which is our functional currency. As our expenses denominated in foreign currencies historically have not been material, we have not used hedging transactions to reduce our exposure to exchange rate fluctuations. We do not engage in any derivative financial instruments for speculative purposes.

Capital Expenditures

     We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment and software, furniture and fixtures declined 78.4%, from NT$304.7 million in 2002 to NT$65.8 million (US$1.9 million) in 2003. The decline was primarily related to the continued execution of stringent cost controls and a managed growth plan during 2003. Capital expenditures during 2003 were primarily for the replacement and upgrades of network-related hardware in our consumer and corporate broadband businesses. Our capital expenditure plans for 2004 will continue to focus primarily on the replacement and upgrades of network-related hardware in our consumer and corporate broadband businesses. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends From Our Subsidiaries In Taiwan

     Under existing laws of Taiwan, dividends, whether in cash or shares of common stock, declared by our subsidiaries incorporated under Taiwan law, including Hoshin GigaMedia, out of retained earnings and distributed to us are subject to Taiwan withholding tax, currently at the rate of 20% for non-Taiwan investors holding a Foreign Investment Approval granted by Taiwan’s Ministry of Economic Affairs, such as us, on the amount of any cash dividends or on the par value of any share dividends.

Foreign Currency Exchange

     All of our revenues and receivables and a majority of our operating expenses and payables are denominated in NT dollars, which is our functional currency. A small proportion of our operating expenses and payables, such as the cost of international bandwidth, technology license fees, insurance premiums and fees to our professional advisers, are primarily denominated in U.S. dollars. As a result, our margins may be impacted by fluctuations of exchange rate between the NT dollar and the U.S. dollar, exposing us to foreign currency exchange risks. Because expenses denominated in foreign currencies historically have not been material, we have not sought to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose so in the future. We recognized a foreign exchange loss of NT$24.9 million (US$733 thousand) for 2003, and a foreign exchange gain of NT$93.9 million (US$2.7 million) for 2002.

Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, the FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of entities created prior to and subsequent to January 31, 2003, and determined the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures.

     On April 30, 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

     In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial

Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

     In December 2003, the FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits.” This statement revises employers’ disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The required information should be provided separately for pension plans and for other post-retirement benefit plans. This statement, which also requires new disclosures for interim periods beginning after December 15, 2003, is effective for fiscal years ended after December 15, 2003. We adopted this statement for the year ended December 31, 2003 and the adoption of this statement has no impact on our consolidated financial statements.

Inflation

     We do not believe that inflation in Taiwan, where all of our current business is conducted, has had a material impact on our results of operations.

Taxation

     At December 31, 2003, we had net operating loss carry forwards for tax purposes of approximately NT$2.5 billion (US$74.5 million), which will expire at various times from December 2004 through December 2008. At December 31, 2003, we had a deferred tax asset of NT$724.1 million (US$21.3 million), relating principally to our net operating loss. Our ability to realize the value of our deferred tax asset depends on our future earnings, if any, the timing and amount of which are uncertain. We have recorded a valuation allowance substantially for the entire net deferred tax asset as a result of those uncertainties. We recorded an income tax benefit of approximately NT$4.4 million (US$129.2 thousand) for 2002, which was related to KBT, a subsidiary of our Company.

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

D. Trend Information

     Please see “- A. Operating Results — Overview” for a discussion of the most recent trends in our operation costs and revenues since the end of 2003. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6. SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table sets forth information with respect to all directors and executive officers as of May 31, 2004.

Board Of Directors

			Year Appointed to
Name	Age	Position	Current Position
WU, Daniel	56	Chairman	2003
KOO, Jeffrey, Jr	40	Vice Chairman	1999

			Year Appointed to
Name	Age	Position	Current Position
BAO, Gilbert	40	Director	2003
CHANG, Nelson	39	Director	2004
DING, Michael Y.J.	47	Director	2003
HSU, Emmet Yu-Jui	41	Director	2003
HU ZEE, Nancy Jing-Ying	45	Director	2003
KOO, Andre	37	Director	1999
LEE, Howe Yong	48	Director	2004
LEE, Yichin	43	Director	2003
WANG, Arthur	43	Director	2003

Executive Officers

			Year Appointed to
Name	Age	Position	Current Position
Wu, Daniel	56	Chairman	2003
WANG, Arthur	43	Chief Executive Officer	2003
SHEA, Joseph	38	Vice President	2002
		Chief Financial Officer	2004
TSENG, Jennifer	35	Vice President and General Counsel	2003
CHU, Michel	35	Vice President and Chief Technology Officer	2000
MAI, Falco	42	Vice President and Chief Administrative Officer	2001

     Mr. Arthur Wang was appointed as director and chief executive officer of our Company with effect from December 1, 2003, following the resignation of Mr. Raymond Chang. New board members appointed are as follows: (i) Mr. Yichin Lee, who was appointed on September 30, 2003, (ii) Mr. Emmet Yu-Jui Hsu and Mr. Gilbert Bao, who were appointed on December 1, 2003 and (iii) Mr. Nelson Chang and Mr. Howe Yong Lee, who were appointed on February 25, 2004. Our former directors, Leslie Koo and Gwo-yeu Tsai, resigned on December 11, 2003 and December 10, 2003, respectively, for personal reasons.

Directors

     DANIEL WU is the chairman of GigaMedia Limited. He brings to our Company significant operational experience and extensive business relationships in Taiwan. Dr. Wu is currently the chairman of CDIB & Partners Investment Holding Corp. in Taiwan and a director and senior executive vice president of China Development Financial Holding Corporation. Previously, he served as the chairman of various companies including Videoland Inc. (2002-2004), Grand Pacific Petrochemical Corp. (1994-2004), Biocare Corp. (1997-2003) and Precision Semiconductor Mask Corp. (1998-2000). He was the chief executive officer of Wyse Technology Inc. (1990-1994) and the president of Grand Pacific Petrochemical Corp. (1992-1994). Dr. Wu was vice chairman of Crimson Asia Capital Holdings, Ltd. (1997-2000). Prior to that, Dr. Wu was also the chairman of Monte Jade Science & Technology Association from 1993 to 1994. Dr. Wu received his doctorate in chemical engineering from the University of Delaware in 1976 and an undergraduate degree in the same discipline from National Taiwan University in 1970.

     JEFFREY KOO, JR. is vice-chairman and a director of our Company. He is also currently the chairman of Chinatrust Commercial Bank, the managing director of Crimson Capital Management, Ltd. and the honorary vice chairman of J-Ho Real Estate Development Co. From February 1993 to January 1995, Mr. Koo also served as the executive vice president of Taiwan Fuji-Xerox Corp. Mr. Koo received a bachelor of arts degree from SooChow University in Taiwan and a master of business administration degree from the University of Pennsylvania. He is the brother of Andre Koo.

     GILBERT BAO(1) is a director of our Company. He is also currently vice president of Chung Shing Textile Co., Ltd., executive director of Taiwan Cotton Spinners Association, and executive director of Taiwan Manmade Fiber Industry Association. He graduated from the University of Southern California in 1986.

     NELSON CHANG(1) is a director of our Company. He is also currently the managing director of Shin-Long Construction Co., managing director of Enrich Venture Capital Management Co., Ltd., vice president of X-Legend Entertainment Corp., and vice president of EasyFun Entertainment Corp. Mr. Chang received a master of business administration degree from National Taiwan University.

     MICHAEL Y.J. DING(1) brings to our Company significant securities and business experience. Mr. Ding is currently president and chief executive officer of Fubon Asset Management Co., Ltd. Prior to that, Mr. Ding was president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Mr. Ding was previously chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc. Mr. Ding holds a bachelor of laws degree from Chinese Cultural University and a master’s degree and a doctorate in economics from Indiana University.

     EMMET YU-JUI HSU(1) is a director of our Company. He is also currently chairman and president of Shihlin Electric and Engineering Corp., Hsinchu Transportation Co. Ltd., and The Ambassador Hotel in Taipei, Taiwan. He majored in business administration at the University Southern California and received a master of business administration degree from Chengchi University in Taiwan.

     NANCY JING-YING HU ZEE is a certified accountant in the U.S. and Hong Kong and is currently a director of Fee Tang Holdings Limited, Max China Limited, Golden Pacific Enterprises Limited, KND & Co. CPA Limited, Taiwan Business Association (H.K.) Limited, etKING Media Technology Limited and the Taipei Yi Kuang Orphanage. Ms. Hu is currently the director and president of Videoland Inc. She is also chairman of Medialand Inc. and Ho Wei Communication, which are subsidiaries of Videoland Inc. Ms Hu holds a bachelor’s degree from National Taiwan University, a master’s degrees in sciences from Barry University and a master of business administration degree from Florida International University.

     ANDRE KOO is a director of our Company. He is also currently the Chairman of Chailease Group and chief executive officer of Chinatrust Hotels Ltd., both of which are members of the Koos Group. He is also the president of My-Funding Corp. Mr. Koo received a bachelors degree and a masters of business administration degree from New York University. He is a brother of Jeffrey Koo, Jr.

     HOWE YONG LEE(1) is a director of GigaMedia and currently the managing director of Lee Kim Yew (Pte) Ltd., an investment company based in Singapore. He also served as a director of China Development Corporation in Hong Kong from 1997 to 2000 and as a director of Transmarco Limited in Singapore from 1995 to 1997. Mr. Lee received a bachelor of arts degree in business administration from the University of Washington in 1984.

     YICHIN LEE(1) is a director of our Company. He is also currently vice president and general manager of PCCW Ltd. Mr. Lee holds a doctorate degree in resource planning and management from Stanford University.

     ARTHUR WANG is the chief executive officer and director of GigaMedia Limited. He is also a partner of 698 Capital Limited, an Asian investment firm based in Hong Kong, and a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the audit committee. Previously, Mr. Wang was an executive director of KGI Asia Limited, the investment banking arm of the Koos Group of Taiwan. At KGI, Mr. Wang served as head of corporate finance. He also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation. Mr. Wang received his bachelor of arts degree from the University of California and his juris doctorate degree from Yale Law School. He practiced corporate and securities law in the Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.

(1)	An independent director.

Officers

     JOSEPH SHEA is chief financial officer and a vice president of our Company. Prior to joining GigaMedia, Mr. Shea was an equity research analyst at Lehman Brothers Asia Limited covering the Internet industry. Before he was at Lehman Brothers, Mr. Shea was a manager at A.T. Kearney (Hong Kong) Limited where he was responsible for project planning and engagement execution for clients based in Asia and Europe. While working at A.T. Kearney, Mr. Shea led several Internet-related projects. Mr. Shea also held design engineer positions in several major microprocessor design projects at Intel Corporation. Mr. Shea received his master of business administration degree from the University of California at Berkeley. He also holds a masters of science in electrical engineering from Columbia University as well as a bachelors of science in electrical engineering from Carnegie-Mellon University.

     JENNIFER TSENG is vice president and general counsel of GigaMedia. Prior to joining our Company, Ms. Tseng practiced law and presided over a local law firm in Taipei where she conducted general litigation practice across a range of major business disputes and civil litigation, from counseling through trial and appeal. Ms. Tseng received her master of laws degree from School of Law at University of Warwick in the United Kingdom and her bachelor of law degree from Department of Law at National Taiwan University in Taiwan.

     MICHEL CHU is chief technology officer and a vice president of our Company. He has extensive experience in Internet-related software development, system engineering and project management. Mr. Chu is responsible for the design, development and implementation of our Company’s broadband service infrastructure. Mr. Chu received a masters of science degree in electrical engineering from National Taiwan University.

     FALCO MAI is chief administrative officer and a vice president of our Company. He is also currently a consultant at KGI Securities Co. Ltd in Taipei. Prior to joining our Company, Mr. Mai worked at KGI Securities Co. Ltd in Taipei as a manager of the research department, the equity and sales - proprietary trading department and the derivatives product department. Mr. Mai was also senior vice president to the general management office, as well as the spokesman from 1993-2001. Mr. Mai received a bachelor of science degree in electrical engineering from National Taiwan University.

B. Compensation

     For the year ended December 31, 2003, the aggregate compensation paid by us to all of our executive officers was approximately NT$20,186,750 (US$595,128 thousand) and the aggregate compensation paid by us to all of our directors was approximately NT$2,058,000 (US$60,672 thousand).

C. Board Practices

     Neither we nor any of our subsidiaries has signed any service contract with any of our directors in respect of provision of benefit upon termination of employment.

     Each of our directors will remain in his office as a director until:

•	he is prohibited from acting as a director by reason of any order made pursuant to the Singapore Companies Act (Chapter 50);

•	he resigns from his office;

•	he receives a bankruptcy order made against him;

•	he is found to be lunatic or of unsound mind; or

•	he is removed by an ordinary resolution passed by our shareholders in accordance with the provisions of the Singapore Companies Act (Chapter 50).

     Our board of directors has appointed an audit committee. The audit committee currently consists of Gilbert Bao, Michael Y. J. Ding, and Yichin Lee. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit. In accordance with our Articles of Association, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the Nasdaq National Market.

D. Employees

     As of June 10, 2004, the online business unit of GigaMedia employed 195 people, excluding part-time and temporary personal and consultants. Of the 195 employees, 128 were employed in our broadband business group, including sales, marketing, engineering, customer service and related services; 26 were employed in our technology group; six were employed in our new media group; five were employed in the chief executive officer office; 18 were employed in our finance and control group; and 11 were employed in our administration group. In addition, our subsidiary KBT employed a total of 68 people. Our retail music business unit employed a total of 388 people, including 345 store employees and 43 office employees.

     None of our employees is subject to any collective bargaining arrangements, and we consider our relations with employees to be good.

E. Share Ownership

Share Ownership of Directors and Executive Officers

     The tables below set forth information as to our directors’, and executive officers’ share ownership in our Company as of May 31, 2004.

		Number of Shares
	Number of	Issuable upon	Exercise Price	Expiration
Director	Common Shares	exercise of options	(US$)	Date
Jeffrey Koo, Jr.	(1)	100,000	24.3	2005
Andre Koo	(1)	100,000	24.3	2005

(1)	See discussions of beneficial ownership of this person in our Company in “—Beneficial Ownership” below.

		Number of Shares
	Number of	Issuable upon	Exercise Price	Expiration
Officer	Common Shares	exercise of options	(US$)	Date
Michel Chu	408,000	0	N/A	N/A
Joseph Shea	0	0	N/A	N/A
Falco Mai	0	0	N/A	N/A
Jennifer Tseng	0	0	N/A	N/A

Beneficial Ownership

     As of May 31, 2004, Jeffrey Koo Jr. and Andre Koo jointly owned 14,397,499 common shares or approximately 28.7% of common shares of our Company through legal entities, Best Method Inc. and Kudos Fund.

     Other than the above Koo family directors, no other director or executive officer beneficially owns of record more than 1% of the outstanding shares of our Company. See Item 7 below.

Employee Share Option Plans

     During 1999, we adopted the 1999 Employee Share Option Plan, or the 1999 Plan. Pursuant to the 1999 Plan, up to two million common shares may be granted to employees of our Company. The 1999 Plan is administered by a committee designated by our board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable. During 2000, options to purchase 1,111,440 shares of our Company’s common stock were granted at an exercise price of US$24.3, a 10% discount to the initial public offering price of US$27, and options to purchase 836,470 shares of our Company’s common stock were granted at an exercise price of US$15, representing fair value at the date of grant. The options expire on the date of termination of employment or five years from the date of grant if not exercised. Also, the options are not transferable other than on death, and are exercisable in three annual installments of 30%, 30%, and 40% commencing one year from the date of grant when the specific employees complete one, two, or three years, respectively, of service with us. We grant fixed awards with pro rata vesting, and computes compensation expenses along with the vesting periods.

     Unearned compensation for outstanding options granted under the 1999 Plan as of December 31, 2001 and 2002 amounted to NT$5.3 million and nil. In June 2001, we cancelled all outstanding stock options granted in 2000 under the 1999 Plan, resulting in the recognition of compensation expense in the amount of NT$53.3 million for 2001. Total compensation expense recorded in 2001 for all options amounted to NT$130.8 million, which consists of amortization of options outstanding during 2001, net of forfeitures. We recognized the amortization of compensation expenses in 2002 in the amount of NT$5.3 million.

     During 2001, we adopted the 2001 Employee Share Option Plan, or the 2001 Plan, under which up to three million common shares may be granted to employees of our Company. There were no options granted under the 2001 Plan and the 2001 Plan was cancelled in June 2002.

     During 2002, we adopted the 2002 Employee Share Option Plan, or the 2002 Plan, under which we may grant to our employees, directors, officers and certain other qualified persons options to purchase up to a total of 3,000,000 of our common shares. As of May 31, 2004, no grants have been made under the 2002 Plan, but the committee in reviewing the compensation and executives and other employees in 2004, may determine to grant options under the 2002 Plan.

     On May 7, 2004, the Board of Directors approved the 2004 Employee Share Option Plan, or the 2004 ESOP. Shareholders’ approval is sought for the 2004 ESOP at the annual general meeting of shareholders which will be held on June 30, 2004. All employees, officers, directors, supervisors, advisors and consultants are eligible to participate in the 2004 ESOP under which 7,000,000 shares have been reserved for issuance. The 2004 ESOP will be administered by a committee appointed by the board of directors.

Employee Share Purchase Plan

     On May 7, 2004, the board of directors approved the 2004 Employee Share Purchase Plan, or the 2004 ESPP, under which we may grant our employees rights to purchase up to a total of 2,000,000 of our common shares at the price of the lesser of 85% of the fair market value of a share on the first day of the offering period or 85% of the fair market value of a share on the exercise date. Each employee is entitled to purchase an amount not to exceed two months of his/her salary. Shareholders’ approval is sought for the 2004 ESPP at the annual general meeting of shareholders, which will be held on June 30, 2004.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table sets forth information known to us with respect to the ownership of our shares as of May 31, 2004 by (1) each shareholder known by us to own more than 5% of our shares and (2) all directors and executive officers as a group.

		Percentage of
Name of Owner(1)	Shares owned	Shares owned
Best Method Limited (2)	10,799,999	21.53%
Kudos Fund (2)	3,597,500	7.2%
Directors and executive officers as a group (1 person)	408,000	0.8%

(1)	As at May 31, 2004, Microsoft Corporation was not the record holder of any of our outstanding common shares. However, as at that date, Microsoft held a warrant entitling it to purchase shares of our common stock. Pursuant to the terms of the warrant, the holder thereof may, after giving effect to the potential adjustment described in Note 5 of Notes to our Consolidated Financial Statements, be entitled to acquire up to 33,529,412 shares of our common stock pursuant to the warrant, subject to compliance with applicable Singapore and other laws. If the warrant were exercised in full by the holder for this number of shares, such holder would there by acquire approximately 40.0% of our outstanding shares (on a pro forma basis) and the percentage ownership of each of the other holders named above would be proportionately reduced.

(2)	A member of the Koos Group. The Koos Group is controlled by members of the Koo family, which includes two of our directors: Jeffrey Koo, Jr. and Andre Koo, who are the beneficial owners of these shares.

(3)	Jeffrey Koo, Jr. and Andre Koo jointly own 14,397,499 common shares of our Company, consisting of 10,799,999 shares owned through Best Method Limited and 3,597,500 shares through Kudos Fund.

     As of May 31, 2004, we had 50,154,000 ordinary shares outstanding, out of which, 35,348,501 shares were listed on the Nasdaq National Market and not held by our major shareholders and directors or executive officers as disclosed above and in Item 6 “Senior Management and Employees — E. Share Ownership”, representing 70.48% of our total outstanding shares. As of May 31, 2004, the 35,348,501 shares listed on the Nasdaq National Market were held by 38 record holders, including nominee holders, with the registered address in the United States. Leslie Koo, who owned 8,521,019 shares, or 16.99% of our shares as of August 7, 2003 through the following legal entities, namely, Robustus Capital Investments Ltd., JKK Inc., TCC International Limited and KGEX.com Co., Ltd., sold all of his shares during 2003 and ceased to be a shareholder of our Company. None of our major shareholders have different voting rights from those of other shareholders of us.

     Except for the warrant discussed in (1) above, there are no arrangements known to us, the operation of which may at a subsequent date result in change of control of our Company. If the warrant were exercised in full, after giving effect to the potential adjustment referred to above, the Koos Group would no longer possess control of our Company.

Related Party Transactions

     From time to time, we have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is that such transactions have been conducted on terms as favourable to us as obtainable at the time in a comparable arm’s length transaction with a non-affiliate.

Koos Group

     We are a member of the Koos Group, a major conglomerate in Taiwan. In the normal course of business, we conducted certain transactions with various companies and individuals affiliated with the Koos Group. These transactions are described in greater detail in Note 18 of our consolidated financial statements.

Koos Group Cable Operators

     For 2003 and as of April 30, 2004, nine of our cable partners were members of the Koos Group cable television network. As part of our revenue sharing arrangements with these partners, we generally paid them (1) 35% to 45% of each subscriber’s monthly access fee in excess of NT$300 and (2) NT$500 per cable modem installation. These payments totaled approximately NT$45.6 million, NT$48.0 million and NT$43.0 million (US$1.3 million) for 2001, 2002 and 2003, respectively. The term of our agreements with these cable partners was generally nine years, and we were generally granted exclusive rights to use their cable systems to provide Internet access services. However, in May 2004, we reached an agreement in principle with our cable partners for all of our new cable modem-based subscribers to be provided with two-way cable Internet services. This agreement in principle involves an equal sharing of revenues between us and our partners. We expect to execute definitive documents relating to this revised arrangement shortly.

China Trust Commercial Bank

     Pursuant to an arrangement between our wholly-owned subsidiary KBT and China Trust Commercial Bank since September 2001, KBT charges China Trust Commercial Bank a monthly leased line fee. This fee totaled approximately NT$10.2 million (US$300.6 thousand) in each of 2002 and 2003.

     Our total bank deposits with China Trust Commercial Bank as of December 31, 2002 and 2003 amounted to NT$683,746 and NT$469,772, respectively.

Raymond Chang

     During 2001, we provided our former CEO, Raymond Chang, a two-year loan in the amount of approximately NT$18 million at an annual interest rate of 4.45%. As at December 31, 2003, NT$12.7 million remained due and owing from Mr. Chang under the loan. The loan was fully repaid to us on June 15, 2004.

Tachung Records

     As of December 31, 2002, the Company’s indirectly-owned subsidiary, Tachung Records, had receivables of NT$88,000 from its former shareholders and the receivables were recorded as “other current assets” in the balance sheet. An executive officer of the Company’s subsidiary, Shu-Yun Huang, was one of the debtors and, in accordance with the acquisition agreements with these former shareholders, Shu-Yun Huang was required to be responsible for collecting the receivables as of December 31, 2002. These receivables were fully collected subsequent to December 31, 2002.

China Life Insurance Co., Ltd

     The Company leases its main office premises from China Life Insurance Co., Ltd. under an operating lease that expires in 2005. The Company incurred rental expense of NT$47,567, NT$12,910 and NT$12,800 with China Life Insurance Co., Ltd. for the years ended December 31, 2001 and 2002 and 2003, respectively.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

     Please refer to Item 18. “Financial Statements.”

Information on Legal or Arbitration Proceedings

     We are currently a party to a legal proceeding related to our initial public offering, as described below. As we believe the proceeding relates to misconduct by the underwriters and not GigaMedia, we do not expect that the ultimate outcome of this legal proceeding will have a materially adverse effect on our financial position or overall trends in results of our operations. However, if an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations.

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

     The plaintiffs claim damages in an unspecified amount, including class damages and statutory compensation in an amount to be determined at trial, including interest, costs and attorneys’ fees. On or around April 19, 2002, the plaintiffs filed amended complaints against us. On July 1, 2002, the underwriter defendants filed their motion to dismiss the amended complaints. Subsequently, on July 15, 2002, the issuer defendants filed their motion to dismiss the amended complaints. The parties completed the briefing on the motions to dismiss, and the court held oral argument on the motions to dismiss on November 1, 2002. On February 19, 2003, the court issued an Opinion and Order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to our Company, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.

     On June 26, 2003, the plaintiffs’ executive committee announced a proposed settlement between plaintiffs, on the one hand, and the issuer defendants and their respective officer and director defendants, including GigaMedia and its named officers and directors, on the other. A memorandum of understanding to settle plaintiffs’ claims against the issuers and their directors and officers has been approved as to form by the issuer defendants, including GigaMedia. The proposed settlement does not resolve plaintiffs’ claims against the underwriter defendants. The proposed settlement is also subject to approval by the district court.

     The principal components of the proposed settlement include (i) a release of all of plaintiffs’ claims against the issuer defendants and their officers and directors which have, or could have, been asserted in this litigation arising out of the conduct alleged in the amended complaints to be wrongful, (ii) the assignment by the issuers to the plaintiffs of certain potential claims against the underwriter defendants and the agreement by the issuers not to assert certain claims against the underwriter defendants, and (iii) an undertaking by the insurers of the issuer defendants to pay to plaintiffs the difference (the Recovery Deficit) between $1 billion and any lesser amount recovered from the underwriter defendants in this litigation. If recoveries in excess of $1 billion are obtained by plaintiffs from the underwriters, the insurers of the settling issuer defendants will owe no money to the plaintiffs. On June 14, 2004, the plaintiffs and issuer defendants presented the executed settlement agreement to Judge Scheindlin during a court conference. Judge Scheindlin has set the following schedule with respect to her consideration of the settlement agreement: (i) plaintiffs will move for preliminary approval of the settlement agreement, with a short brief, on or before June 25, 2004; (ii) objections to the settlement agreement may be filed by any party on or before July 14, 2004; and (iii) reply briefs, if any, in support of the settlement agreement shall be filed on or before July 21, 2003. The settlement agreement is subject to the approval of the district court.

     Because the litigation is at a very early stage of discovery, and because the proposed settlement agreement between the issuer defendants and the plaintiffs has not been finalized and must still be approved by the district court, we are unable to assess the likelihood of an unfavorable outcome and can make no definitive determination as to the amount or range of potential loss, if any. However, we intend to vigorously defend ourself against allegations. We have entered into an insurance policy with American Insurance Group with US$10 million of liability coverage. In addition, we have requested the underwriters of our IPO for reimbursement for all cost, expenses, losses and/or damages incurred by us in connection with such lawsuit. Accordingly, as of December 31, 2003, management believes that the potential liability, if any, will be covered by the insurance policy, and hence we have not recorded any provision related to these claims.

     In March 2003, we commenced arbitration proceedings in Singapore by submitting a Notice of Arbitration to the Singapore International Arbitration Center (the “SIAC”) to resolve certain contractual dispute in connection with a strategic agreement entered into between our Company, EMI Music Asia (“EMI”) and GigaMusic.com Limited (“GigaMusic.com”). On December 31, 2003, a Final Settlement Agreement and Release (the “Settlement Agreement”) was entered into by our Company, EMI and GigaMusic.com to resolve and settle all disputes relating to this matter. Under the Settlement Agreement, we agreed to pay EMI US$400,000 while EMI agreed to return to us 5% ownership in GigaMusic.com and a letter of credit for the amount of US$1,000,000 issued to EMI in accordance with said strategic agreement. The Settlement Agreement became effective on February 25, 2004, following a resolution approved by a meeting of our board of directors.

     In April 2004, the landlord of the premises of one of our retail music stores filed a lawsuit in the District Court of Panchiao, Taipei County against our Company. The complaint alleges that we defaulted on monthly rental payments under the lease agreement and also breached the covenant against sub-letting the premises. The complaint claims that the landlord has suffered damages amounting potentially to NT$5 million plus back rent at NT$200,000 per month since February 1, 2004. On April 26, 2004, we served an answer asserting various affirmative defenses. The first hearing was held on May 13, 2004, and the second hearing was held on June 14, 2004. While we intend to vigorously defend the claim for back rent, the claim for sub-letting has been substantiated by the landlord. We have commenced settlement negotiations with the landlord. We believe we have a reasonable chance of settling this matter with the landlord for (1) making rent payment at NT$550,000 per month from the settlement date in lieu of paying NT$5 million as claimed and (2) signing a new lease for a term of two to three years at our proposed NT$550,000 monthly payment.

     In November 1999, we issued a warrant to Microsoft in connection with the purchase by Microsoft of 4 million of our shares for US$35 million. The warrant is exercisable for five years and initially entitles Microsoft to purchase up to 10 million of our shares at US$6.60 per share. As a result of a special distribution of US$2.00 per share by GigaMedia in March 2002, the warrant provided that Microsoft had the right to elect either (i) an adjustment to the terms of the warrant such that the warrant thereafter would represent the right to acquire

33,529,412 shares at US$1.97 per share, or (ii) a cash payment (the “Anti-Dilution Fee”) equal to US$20 million (the per share special distribution amount multiplied by the number of shares originally covered by the warrant). In March 2004, Microsoft notified GigaMedia of its purported election to receive the Anti-Dilution Fee. GigaMedia informed Microsoft that such purported election was untimely and therefore ineffective. In June 2004, we agreed with Microsoft on the terms of a settlement of this dispute. Pursuant to the settlement, Microsoft will receive a cash payment and will return the warrant to our Company for cancellation, releasing all rights and claims related to the warrant. We expect to consummate this settlement early in the third quarter of 2004. Certain of our principal shareholders have agreed to fully indemnify us in connection with the settlement and, as a result, we believe that our settlement with Microsoft will not have a material adverse effect on us or our financial condition.

     Except for the above-referenced litigation, we are not aware that any of our directors, any member of our senior management or any of our affiliates is a party to any current or pending legal proceedings the outcome of which is expected to have a material adverse effect on us.

Dividend Policy

     We have never declared nor paid any dividends on our shares. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not intend to pay dividends in the foreseeable future.

B. Significant Changes

     Mr. Arthur Wang was appointed as director and chief executive officer of our Company with effect from December 1, 2003, as a result of the resignation of Mr. Raymond Chang. New board members appointed are as follows: (i) Mr. Yichin Lee, who was appointed on September 30, 2003, (ii) Mr. Emmet Yu-Jui Hsu and Mr. Gilbert Bao, who were appointed on December 1, 2003 and (iii) Mr. Nelson Chang and Mr. Howe Yong Lee, who were appointed on February 25, 2004. Our former directors, Leslie Koo and Gwo-yeu Tsai, resigned on December 11, 2003 and December 10, 2003, respectively, for personal reasons.

     In April 2004, we acquired all of the issued and outstanding shares of Grand Virtual in a private transaction for an all-cash consideration of US$32.5 million. Grand Virtual was a privately-held developer of software for online entertainment and social networking services and an application service provider of turnkey solutions for games of skill and chance based in the Boston area of the U.S.. We believe that our acquisition of Grand Virtual will be accretive to our cash flows and earnings, and will enhance our diversified entertainment products portfolio.

ITEM 9. THE OFFER AND LISTING

Market Price Information for Our Shares

     Our shares have been listed and traded on the Nasdaq National Market since February 24, 2000. The following table shows, for the periods indicated, the high and low closing prices for the shares as quoted on the Nasdaq National Market, as well as the total trading volume and the average daily trading volume for such shares.

	Common Shares
				Average Daily
	High	Low	Total Trading Volume	Trading Volume
Year Ended December 31, 2000	(in US$)		(in thousands shares)
First quarter	$90.75	$18.00	23,294	803
Second quarter	$50.00	$12.00	15,920	261
Third quarter	$12.88	$7.12	12,442	207
Fourth quarter	$8.50	$2.75	9,610	153

	Common Shares
				Average Daily
	High	Low	Total Trading Volume	Trading Volume
Year Ended December 31, 2001	(in US$)		(in thousands shares)
First quarter	$4.00	$1.97	3,271	53
Second quarter	$2.83	$1.12	4,398	70
Third quarter	$1.41	$0.60	7,942	137
Fourth quarter	$2.76	$0.89	4,687	73

	Common Shares
				Average Daily
	High	Low	Total Trading Volume	Trading Volume
Year Ended December 31, 2002	(in US$)		(in thousands shares)
First quarter	$2.88	$2.30	9,492	161
Second quarter	$1.25	$0.67	6,215	99
Third quarter	$1.30	$0.63	4,967	78
Fourth quarter	$0.84	$0.42	9,801	153

	Common Shares
				Average Daily
	High	Low	Total Trading Volume	Trading Volume
Year Ended December 31, 2003	(in US$)		(in thousands shares)
First quarter	$1.52	$0.66	27,796	456
Second quarter	$1.21	$0.86	22,647	359
Third quarter	$2.98	$1.17	176,987	2,765
Fourth quarter	$3.35	$1.44	88,187	1,378

	Common Shares
				Average Daily
	High	Low	Total Trading Volume	Trading Volume
Year Ended December 31, 2004	(in US$)		(in thousands shares)
January	$2.07	$1.68	39,768	1,988
February	$1.90	$1.62	15,076	794
March	$1.00	$1.33	10,340	450
April	$1.87	$1.22	21,722	1,034
May	$1.32	$1.06	5,822	291
June (only through June 28)	$1.43	$1.10	4,024	224

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Our current Memorandum and Articles of Association were adopted on June 30, 2000.

     The principal purpose of our Company is that of investment holding. Our Company’s objects and purposes are set out in full in Clause 3 of our Memorandum of Association. Subject to the provisions of the Singapore Companies Act (Chapter 50) and any other written law in Singapore and our Memorandum and Articles of Association, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and for such purposes, full rights, powers and privileges.

     The following is a summary of certain provisions of our Articles of Association.

DIRECTORS

     Each of our directors will remain in his office as a director until:

•	He is prohibited from acting as a director by reason of any order made pursuant to the Singapore Companies Act (Chapter 50);

•	He resigns from his office;

•	He receives a bankruptcy order made against him;

•	He is found to be lunatic or of unsound mind; or

•	He is removed by an ordinary resolution passed by our shareholders in accordance with the provisions of the Singapore Companies Act (Chapter 50).

     A director of our Company who is directly or indirectly interested in a transaction, contract or arrangement with our Company shall, as soon as practicable after the relevant facts have come to his knowledge, disclose the nature of his interest at a meeting of the board of directors. Subject to such disclosure, a director shall be entitled to vote in respect of any contract or arrangement in which he is interested and he shall be taken into account in ascertaining whether a quorum is present.

     Our directors may borrow or raise money from time to time for the purpose of our Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of our property or assets or by the issue of debentures (whether at par or at discount or premium) or otherwise as they may think fit.

     Subject to the Singapore Companies Act (Chapter 50), the remuneration of the directors shall be determined from time to time by our Company in general meeting. Any director who is appointed to any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the directors are outside his ordinary duties as a director, may, subject to the Singapore Companies Act (Chapter 50), be paid such extra remuneration as the directors may determine.

     Our Directors are not required to hold any of our shares by way of qualification. A Director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.

AUDIT COMMITTEE

     Our audit committee and board of directors have the ultimate authority and responsibility to select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements. Our audit committee will review and approve the planned scope of our annual audit. In accordance with our Articles of Association, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the Nasdaq National Market.

     The audit committee is currently consists of Messrs. Gilbert Bao, Michael Y. J. Ding and Yichin Lee. We intend to fully comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the rules of the U.S. Securities and Exchange Commission thereunder and the Nasdaq National Market’s requirements relating to audit committees.

DIVIDENDS

     Our Company may by an ordinary resolution declare dividends but no dividend shall be payable except out of the profits of our Company or in excess of the amount recommended by the directors. Our profits available for dividend and determined to be distributed shall be applied to pay dividends to shareholders according to their respective rights and priorities. Except for shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid up on shares.

     All dividends unclaimed after having been declared may be invested or otherwise made use of by our board of directors for our benefit. If any dividend has not been claimed for six years from the date of declaration, such dividend may be forfeited and shall revert to us. However, our directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the dividend so forfeited to the person entitled thereto prior to the forfeiture. No dividend shall bear interest against us.

LIQUIDATION DISTRIBUTION

     In the case of winding up of our Company and in accordance with applicable laws, our shareholders may pass a special resolution to authorize a liquidator to divide and distribute our assets to our shareholders or, authorize the liquidator to vest the whole or part of our assets in trustees upon such trusts for the benefit of our shareholders but so that no shareholder will be compelled to accept shares or other securities on which there is any liability.

SHAREHOLDERS’ MEETINGS

     We are required to hold an annual general meeting once in every calendar year and not more than 15 months after the preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit, and they must do so upon the request in writing of shareholders representing not less than 10% of our paid-up share capital. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting of our shareholders. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of those present and voting. An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution, requiring an affirmative vote of at least 75% of those present and voting, is necessary for certain matters under the Singapore Companies Act (Chapter 50), such as an alteration of our Articles of Association. Subject to the Singapore Companies Act (Chapter 50), at least 21 days’ advance written notice specifying the intention to propose a special resolution must be given of every general meeting convened for the purpose of passing a special resolution. Subject to the Singapore Companies Act (Chapter 50), at least 14 days’ advance written notice must be given of every general meeting convened for the purpose of passing an ordinary resolution.

VOTING RIGHTS

     Voting at any meeting of our shareholders is by a poll. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him.

SHARE CAPITAL

     We generally have the right by obtaining a general mandate at the annual general meeting to repurchase not more than 10% of our own shares in issue.

     Our board of directors may make a capital call on our shareholders with respect to the amounts unpaid on their shares and the shareholders are required to pay the amount called at the time(s) and place as appointed by the board of directors. The board of directors may revoke a call or postpone the time previously fixed for the call payment.

     We have the right, by ordinary resolution, to increase our capital by a sum and the number of shares as the resolution prescribes.

     We may by ordinary resolution:

(i)	consolidate and divide some or all of our share capital into shares of a larger nominal value than our existing shares;

(ii)	subject to the Singapore Companies Act (Chapter 50), sub-divide some or all of our shares into shares of a smaller nominal value than is fixed by our Memorandum of Association, provided always that in such sub-division, the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(iii)	cancel any shares which have not been taken or agreed to be taken by any person or which have been forfeited at the date of the passing of the resolution and reduce the amount of our share capital by the amount of the shares so cancelled; or

(iv)	subject to the Singapore Companies Act (Chapter 50) and our Articles of Association, convert any class of our shares into any other class of shares.

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

MODIFICATION OF RIGHTS

     We may vary or abrogate any special rights attached to any class of our shares by a special resolution passed at a separate meeting of holders of the shares of that class or, where the necessary majority for such special resolution is not obtained at the meeting, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class within two months of such meeting.

TRANSFER OF SHARES

     Subject to our Articles of Association, our shares are freely transferable but our directors may, in their absolute discretion, decline to register any transfer of our shares on which we have a lien. All of our outstanding shares have been fully paid. In addition, our directors may refuse, at their discretion, to register or transfer shares to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in the usual common form or in a form approved by our directors. Our directors may decline to register any transfer of shares evidenced in certificated form unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as they may require. We will replace worn-out or defaced certificates for shares upon production thereof to the directors and upon payment of such fee as specified in our Articles of Association. We will replace lost, destroyed or stolen certificates for shares upon, among other things, the applicant furnishing evidence and such indemnity as the directors may require.

TAKEOVERS

     The acquisition of shares of public companies is regulated by the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers. Any person, either on his own or together with parties acting in concert with him, acquiring an interest in 30% or more of our voting shares is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Singapore Code on Take-overs and Mergers. “Parties acting in concert” include a company and its related and associated companies, a company and its directors, including their close relatives and related trusts, a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis and a financial advisor and its client in respect of shares held by the financial advisor and all the funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10% or more of the client’s equity share capital. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and dealing costs, paid by the offeror or parties acting in concert with him for shares of that class within the preceding 6 months. A mandatory takeover offer is also required to be made if a person holding between 30% and 50%, both inclusive, of the voting shares, either on his own or together with parties acting in concert with him, acquires additional shares representing more than 1% of the voting shares in any 6-month period.

C. Material Contracts

     The following are summaries of our material contracts entered into over the past two years. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report or incorporated into this annual report by reference to our annual reports on Form 20-F and Form 20-F/A (File No. 000-30540) filed with the Commission on June 28, 2002 and August 15, 2003.

     Acquisition Agreements to acquire Rose Records and Tachung Records, Taiwan’s two leading music store chains, entered into as of February 2002 with respect to Rose Records and September 2002 with respect to Tachung Records.

     We finalized agreements in February 2002 in the case of Rose Records and in September 2002 in the case of Tachung Records to acquire through our directly-owned subsidiary, G-Music Limited, all of the ownership interests of Rose Records Co., Ltd. and Tachung Records Co., Ltd.

     The total purchase price was NT$638.9 million, consisting of NT$418.3 million in cash, NT$88.0 million of which was not paid and recorded as other current liabilities as of December 31, 2002, and NT$220.6 million in the form of shares in G-Music. The value of G-Music common stock was determined based on management’s estimate of the fair value of G-Music common stock in connection with the acquisitions.

     The value of the net tangible assets and the amortizable intangible assets of the companies acquired was NT$370.6 million at the acquisition dates. We currently own approximately 58.58% of G-Music after the shares issued to the selling shareholders of Rose Records and Tachung Records.

     Settlement Agreement, dated December 31, 2003, entered into among EMI, GigaMusic.com and GigaMedia

     On December 31, 2003, we entered into a Settlement Agreement with EMI and GigaMusic.com to resolve and settle all disputes in connection with the strategic agreement entered into between our Company, EMI and GigaMusic.com as of May 14, 2001. Under the Settlement Agreement, we agreed to pay EMI US$400,000 while EMI agreed to return to us 5% ownership of GigaMusic.com and a letter of credit for the amount of US$1,000,000 issued to EMI in accordance with the strategic agreement. The Settlement Agreement became effective on February 25, 2004, following a resolution approved by a meeting of our board of directors.

     Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin

     On March 17, 2004, we entered into a Stock Purchase Agreement through our wholly-owned subsidiary, GigaMedia International Limited, with GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Uti to acquire all of the issued and outstanding shares of Grand Virtual in a private transaction for an all-cash consideration of US$32.5 million. Grand Virtual is a developer of software for online entertainment and social networking services and an application service provider of turnkey solutions for games of skill and chance based in the Boston area of the U.S.

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

     Under the Singapore-Taiwan Tax Treaty, if a dividend is paid by a company which is tax resident in Taiwan to a person who is tax resident in Singapore, the tax on the dividend shall not exceed an amount which, together with the corporate income tax on the profits of the company paying the dividends, constitutes 40% of that part of the taxable income out of which the dividends are paid. The term “corporate income tax payable” shall be deemed to include the corporate income tax that would have been paid but for the reduction or exemption under the laws designed to promote economic development.

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

Certain foreign dividends received by a Singapore resident person on or after 1 June 2003 will be exempt from tax. The main conditions to be satisfied for such exemption (as contained in a circular published by the Inland Revenue Authority of Singapore on 21 May 2003) are that:

     (a) the dividends are received from a jurisdiction with a headline tax rate of at least 15%; and

     (b) the dividends themselves, or the income from which they are paid, have been subject to tax in the foreign jurisdiction.

     The normal tax rate for corporate profits is 22% for the year of assessment 2004 (i.e. for the income earned in the financial year or other basis period ended 2003). Based on the tax changes proposed by the Singapore Minister of Finance during the 2004 Budget on 27 February 2004, the corporate tax rate will be reduced to 20% for the year of assessment 2005. The marginal tax rate for individuals ranges from 0% to 22%, depending on the amount of chargeable income. If our shareholders are corporations, our shareholders will be regarded as being tax resident in Singapore if the control and management of our shareholders’ business is exercised in Singapore. For example, if our shareholders’ board of directors meets and conducts the business of our shareholders’ company in Singapore, our shareholders will be regarded as tax residents of Singapore. If our shareholders are individuals, our shareholders will be regarded as being tax resident in Singapore in a year of assessment if, in the preceding year, our shareholders were physically present in Singapore or exercised an employment in Singapore (other than as directors of a company) for 183 days or more or if our shareholders had resided in Singapore.

     The Singapore Minister of Finance has proposed in the fiscal year 2004 Budget on 27 February 2004 that, with effect from year of assessment 2005, all foreign-sourced income received (except for income received through a partnership in Singapore) in Singapore by tax resident individuals will be exempt from tax.

Gains on Disposal of Shares

     Singapore does not impose a tax on capital gains. However, there are no specific laws or regulations which deal with the characterization of capital gains and hence, gains may be construed to be of an income nature and subject to tax if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

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

     If our shareholders are individuals who are domiciled in Singapore, Singapore estate duty is imposed on the value of most immoveable property situated in Singapore and on most movable property, wherever it may be situated, subject to specific exemption limits. Accordingly, our shares held by an individual domiciled in Singapore are subject to Singapore estate duty upon such an individual’s death. Singapore estate duty is payable to the extent that the value of our shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual’s Singapore chargeable assets and thereafter at 10%.

     Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our shares.

United States Federal Income Tax Considerations for U.S. Holders

     The following is a discussion of certain U.S. federal income tax considerations for investors in our shares that are U.S. persons (as defined below) that hold the shares as a capital asset. This discussion is based on U.S. federal income tax law as in effect on the date hereof which is subject to change, possibly on a retroactive basis. This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a bank;

•	a broker-dealer;

•	a financial institution or an insurance company;

•	a tax-exempt entity;

•	a person holding shares as part of a straddle, hedge, conversion or other integrated investment;

•	a person owning, actually or constructively, 10% or more of the combined voting power of all classes of our stock; or

•	a person whose “functional currency” is not the United States dollar.

     This discussion does not address any U.S. state, local or foreign or any U.S. federal estate, gift or alternative minimum tax consideration of a holder of our shares.

     As used in this discussion, the term “U.S. person” means:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.

     If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you are urged to consult your tax advisors as to the particular U.S. federal income tax consequences as applicable to you.

     You are urged to consult your tax advisor concerning the particular U.S. federal, state, local and foreign income and other tax considerations regarding the ownership and disposition of the shares including the application of the passive foreign investment company rules discussed below. Investors should review the discussion below under “Passive Foreign Investment Company Rules” carefully.

Taxation of Dividends

     Except as discussed below with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your shares (other than certain pro rata distributions of shares or rights to subscribe for shares) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to United States federal income tax principles. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Singapore. Our shares are expected to be readily tradable on the NASDAQ National Market, an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder’s tax basis in such or shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on shares.

     The amount of any distribution paid in a currency other than the United States dollar will equal the United States dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the distribution regardless of whether the foreign currency is actually converted into United States dollars. If you do not convert the foreign currency you receive as a dividend on the date of receipt, you will have a basis in such foreign currency equal to its United States dollar value on the date of receipt. Any gain or loss you realize when you subsequently sell or otherwise dispose of such foreign currency generally will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

     Holders may generally elect to claim a credit against their United States federal income tax liability for Singapore tax withheld from dividends received in respect of the ADSs or shares. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for Singapore tax withheld. You will not be eligible for a foreign tax credit for the underlying Singapore taxes on profits paid by us with respect to such dividends.

     Sale or other disposition of shares. Except as discussed below with respect to the passive foreign investment company tax rules, a holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our shares in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the shares. Such gain or loss generally will be long-term (taxable at a reduced rate for individuals) if, on the date of sale or disposition, the shares or were held by the holder for more than one year and will generally be treated as gain or loss from United States sources for foreign tax credit purposes. The claim of a deduction in respect of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

     In general, we will be classified as a “passive foreign investment company” (a “PFIC”) for any taxable year if either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. Based on the current and projected composition of our income and valuation of our assets, including goodwill, we believe we were a PFIC for the 2003 taxable year, and absent significant capital expenditures or a significant increase in our stock price this year, or both, it is likely that we will remain a PFIC for the 2004 taxable year.

We have limited control over the market value of our shares and do not currently have plans to make significant active investments. Whether we are or become classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our annual asset values (including, among other items, the level of our cash, cash equivalents and short-term investments), and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, capital expenditures, and gross income are subject to change from year to year. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be considered a PFIC in the current or any future taxable year. Provided we are a PFIC for any taxable year during your holding period of our shares, the PFIC tax rules discussed below generally will apply in future years even if we cease to be a PFIC in subsequent years. U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

     If we were classified as a PFIC for any taxable year during which you held shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125% of the average annual distributions received by you in the three preceding taxable years) or your holding period for the shares, if shorter, and (ii) any gain realized on the sale or other disposition, including a pledge, of shares. Under the PFIC rules:

•	the excess distribution or gain would be allocated ratably to your holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are treated as a PFIC would be treated as income;

•	the amount allocated to each taxable year beginning with the first taxable year in which we are classified as a PFIC, other than the current taxable year, would be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each taxable year beginning with the first taxable year in which we are classified as a PFIC, other than the current taxable year.

     We will not provide you with information to enable you to make a “qualified electing fund” election under which, generally in lieu of the treatment described above, our earnings would be currently included in your gross income.

     As an alternative to the rules described above, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are actively traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and in respect of which certain other requirements are met. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis of the shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of the shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

     If you own shares during any year that we are a PFIC, you must file an annual IRS Form 8621. You are urged to consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing our shares if we are or become a PFIC, including the possibility of making a mark-to-market election

Information Reporting and Backup Withholding

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

     In general, payment of the proceeds from the sale of shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless you certify as to your non-United States status under penalties of perjury or otherwise establish an exemption. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of shares through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of shares through an office outside the United States if the broker is:

•	a United States person;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period;

•	a “controlled foreign corporation” for United States tax purposes; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. holders (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-United States person or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Inheritance and Gift Tax

     As discussed in “— Singapore Tax Considerations”, Singapore estate duty may be imposed on holders of shares. You should consult your own tax advisor regarding the effect of such taxes on your particular situation.

F. Dividends and Paying Agents

     Not applicable.

G. Statements by Experts

     Not applicable.

H. Documents on Display

     The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits, which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibit(s) incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

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

Foreign Currency Exchange

     All of our revenues and receivables and a majority of our operating expenses and payables are denominated in NT dollars, which is our functional currency. A small proportion of our operating expenses and payables, such as the cost of international bandwidth and technology license fees, are primarily denominated in U.S. dollars. As a result, our margins may be impacted by fluctuations of exchange rate between NT dollar and U.S. dollar, exposing us to foreign currency exchange risks. Because expenses denominated in foreign currencies historically have not been material, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future.

     As of December 31, 2003, we had bank deposits, restricted cash, short-term investments and long-term investments denominated in U.S. dollars of US$43.9 million. As of December 31, 2003, we also had accounts payable denominated in U.S. dollars of US$578.3 thousand. We realized a foreign exchange gain of NT$5.2 million in 2001, a foreign exchange gain of NT$131.9 million in 2002 and a foreign exchange gain of NT$1.8 million (US$51.7 thousand) in 2003 related to currency fluctuations. Unrealized foreign exchange gain was NT$8.7 million in 2001, with unrealized exchange losses of NT$38.0 million in 2002 and NT$26.6 million (US$784.8 thousand) in 2003.

Interest Rate Sensitivity

     Our exposure to interest rates relates primarily to our short-term investments and short-term loans. As of December 31, 2003, we had short-term investments of NT$983.6 million (US$29.0 million). These short-term investments consist predominantly of beneficiary certificates of open and fixed income mutual funds. These investments are subject to interest rate risk in that the value of their holdings in debt instruments will fall if market interest rates increase. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. We have not entered into any interest rate swaps, caps or any hedge contracts to modify our exposure to interest rate fluctuations. However, we do not expect significant risk associated with the fluctuations of interest rate of short-term loans due to their short-term maturity period.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)     Our management, including our chief executive officer and chief financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(3) and 15d-15(3)) as of December 31, 2003, being the end of the period covered by this annual report.

     We are in the process of identifying, developing and implementing measures to improve the effectiveness of our disclosure controls and procedures, and, in particular, internal controls, including plans to enhance our resources, systems and training with respect to our financial reporting and disclosure responsibilities, and to review our actions with the audit committee and independent auditors. We intend to commit considerable resources to these efforts. In this respect, we are in the process of implementing our POS system, which will centralize inventory management for all of our retail music stores and help improve our internal controls. We also plan to upgrade and expand the application of our SAP program to all of our businesses. In this respect, we are currently evaluating the integration of our SAP program with our music as well as online gaming and social networking businesses. We are also planning to hire independent advisors during the second half of 2004 to assist us in reviewing and re-designing our internal control and audit processes, procedures and policies and to develop a plan to implement the reporting requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

     In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in all control systems, no evaluation of controls can provide assurance that all control issues and instances of fraud, if any, within GigaMedia have been detected.

     Based on their evaluation as of December 31, 2003, our chief executive officer and chief financial officer have concluded that steps can be taken to improve our disclosure controls and procedures. Nevertheless, our chief executive officer and chief financial officer believe that, subject to the limitations noted above, our disclosure controls and procedures are effective to ensure that material information required to be included in this annual report is made known to them by others on a timely basis.

     On June 2, 2004, we announced a correction to our first quarter 2004 consolidated operating and financial results. This correction resulted from our identification of a miscalculation in prepaid music store rental expenses which impacted prepaid expenses as reported in our first quarter 2004 consolidated operating and financial results originally issued on May 25, 2004. This correction, however, did not amount to a restatement of our first quarter 2004 consolidated operating and financial results.

(b)     Not applicable.

(c)     Not applicable.

(d)     There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Michael Y. J. Ding, a member of our audit committee, qualifies as an audit committee financial expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Ding has served as a director of our board and a member of our audit committee since July 30, 2003. Mr. Ding is currently president and chief executive officer of Fubon Asset Management Co., Ltd. Prior to that, Mr. Ding was president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Prior to that, Mr. Ding was a chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors, other officers, employees and consultants. Our code of ethics is available on our Web site at http://ir.giga.net.tw/code%20of%20business%20conduct.htm. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our Web site at the same address. We will also provide any person without charge a copy of our code of ethics, upon written request to our Investor Relations Department at 14th Floor, No. 122, Tun Hua N. Rd., Sungshan Chiu, Taipei, Taiwan 105, or e-mail to: Brad.miller@GigaMedia.net.tw.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers in Taiwan during the fiscal years ended December 31, 2002 and December 31, 2003:

	Year Ended December 31,
	2002	2003
	(in NT$)
Audit Fees	3,207,000	4,740,000
Audit-Related Fees	981,300	0
Tax Fees	525,000	550,000
Other Fees	100,000	210,000

A. Audit Fees

     Audit fees consist of fees billed for the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide.

B. Audit-Related Fees

     Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and employee benefit plan audits.

C. Tax Fees

     Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.

D. All Other Fees

     All other fees are fees billed for products and services provided by the principal accountant, other than the services reported as audit fees, audit-related fees and tax fees, consisting of fees billed for business registration service performed before May 6, 2003.

E. Audit Committee Pre-Approval Policies and Procedures

     We intend to comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the rules of the SEC thereunder and Nasdaq’s requirements relating to audit committees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statements for fiscal year 2003 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     Our consolidated financial statements and the report thereon by our independent accountants listed below are attached hereto as follows:

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Memorandum of Association of our Company*
1.2	Articles of Association of our Company*
4.1	Microsoft Commercial Internet System License Agreement between Hoshin GigaMedia Center Inc., dated April 1, 1998*
4.2	License Agreement between Portal Information Network, Inc. and Hoshin GigaMedia Center Inc., dated May 23, 1998*
4.3	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)*
4.4	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and

Everlasting Cable TV Co., dated June 16, 1999 (including English summary)*
4.5	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)*
4.6	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)*
4.7	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)*
4.8	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)*
4.9	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)*
4.10	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)*
4.11	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)*
4.12	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)*
4.13	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Chun-Chien Cable Television Co. Ltd., dated January 1, 2000 (including English summary)*
4.14	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)*
4.15	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)*
4.16	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)*
4.17	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)*
4.18	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)*
4.19	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)*
4.20	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)*
4.21	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)*
4.22	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)*
4.23	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)*
4.24	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)*
4.25	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)*
4.26	Share and Warrant Purchase Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., Microsoft Corporation, Koos Develop Corp., Chester Koo and Leslie Koo, dated October 27, 1999*
4.27	Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999*
4.28	Shareholders’ Agreement among GigaMedia Limited, Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Inc., TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu, dated November 23, 1999*
4.29	Business Co-Operation Agreement among Hoshin GigaMedia Center Inc. and Microsoft Corporation, dated November 1, 1999*
4.30	Warrant, dated November 23, 1999, issued to Microsoft Corporation*
4.31	Strategic Alliance Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001**
4.32	Commercial Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., and Rock Internet Corporation, dated April 20, 2001**
4.33	Strategic Alliance Agreement among GigaMedia Limited, GigaMusic.com Limited, and EMI Music Asia (a division of EMI Group Hong Kong Limited), dated May 14, 2001+**

4.34	Stock Purchase Agreement among Tachung Records and certain shareholders of Rose Records, dated as of January 29, 2002***
4.35	Stock Purchase Agreement among G-Music Limited and all shareholders of Tachung Records, dated as of February 4, 2002***
4.36	Amendment to Stock Purchase Agreement, dated as of April 4, 2002, to the Stock Purchase Agreement among Point Records Co., Ltd. and certain shareholders of Point Records Co., Ltd, dated as of January 29, 2002****
4.37	Amendment to Stock Purchase Agreement, dated as of September 20, 2002, to the Stock Purchase Agreement among Music King Co., Ltd. and selling shareholders of Music King Co., Ltd., dated as of February 4, 2002****
4.38	Final Settlement Agreement and Release, dated as of December 31, 2003, entered into among EMI Music Asia, GigaMusic.com Limited and GigaMedia Limited
4.39	Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin
8.1	List of Subsidiaries
11	Code of ethics adopted by the registrant on April 21, 2004
12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act
12.2	Certification by our Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act
13	Certifications by our Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference from the Registration Statement on Form F-1, file number 333-11416 filed with the SEC on February 2, 2000.

** Incorporated by reference from the annual report on Form 20-F, file number 000-30540 filed with the SEC on June 28, 2001.

*** Incorporated by reference from the annual report on Form 20-F, file number 000-30540 filed with the SEC on June 28, 2002.

**** Incorporated by reference from the annual report on Form 20-F, file number 000-30540 filed with the SEC on July 15, 2003.

+ Does not contain portions for which confidential treatment has been requested.

SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED
By:	/s/ Joseph Shea

/S/ JOSEPH SHEA
Joseph Shea Chief Financial Officer

Date: June 30, 2004

GIGAMEDIA LIMITED
CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT ACCOUNTANTS
DECEMBER 31, 2002 AND 2003 AND FOR THE
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders
of GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, of shareholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2001 were audited by other independent accountants whose report dated March 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Taipei, Taiwan
March 31, 2004

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2003
(in thousands except for par value amount)

	December 31
	2002	2003
ASSETS	NT$	NT$	US$
			(Unaudited)
			(Note1)
CURRENT ASSETS
Cash and cash equivalents (Notes 7 and 18)	$1,241,157	$1,198,934	$35,346
Short-term investments (Note 8)	855,273	983,645	28,999
Notes and accounts receivable (net of allowance for doubtful accounts of NT$54,056 and NT$58,805 as of December 31, 2002 and 2003, respectively) (Note 9)	127,603	139,050	4,099
Receivable from related parties (Note 18)	5,705	7,841	231
Inventories-net (Note 10)	360,216	163,185	4,811
Prepaid expenses	19,869	46,459	1,370
Restricted cash (Note 13)	100,414	65,409	1,928
Note receivable from officer (Note 18)	18,534	12,650	373
Other current assets (Note 18)	148,944	22,605	666

Total Current Assets	2,877,715	2,639,778	77,824

LONG-TERM INVESTMENTS (Note 11)	641,088	518,382	15,282

PROPERTY, PLANT AND EQUIPMENT-NET
Land	22,224	22,224	655
Building	37,869	37,869	1,116
Information, communication equipment and software	720,691	561,612	16,557
Modems rented	80,553	82,565	2,434
Office furniture and fixture	106,191	77,728	2,292
Transportation equipment	7,793	9,320	275
Leasehold improvements	106,867	112,148	3,306
Sub-total	1,082,188	903,466	26,635
Less: Accumulated depreciation	(344,930)	(373,758)	(11,019)
Prepayment for equipment	1,680	1,447	43

Net	738,938	531,155	15,659

GOODWILL (Note 4)	25,389	—	—

INTANGIBLE ASSETS-NET (Note 5)	242,012	210,583	6,208

OTHER ASSETS
Deferred assets (Note 12)	79,593	40,836	1,204
Refundable deposits-out	82,960	108,734	3,206
Others	8,343	19,874	586

Total Other Assets	170,896	169,444	4,995

TOTAL ASSETS	$4,696,038	$4,069,342	$119,968

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2002 and 2003
(in thousands except for par value amount)

	December 31
	2002	2003
LIABILITIES & SHAREHOLDERS' EQUITY	NT$	NT$	US$
			(Unaudited)
			(Note 1)
CURRENT LIABILITIES
Short-term loans (Note 14)	$93,000	$—	$—
Notes and accounts payable	470,646	570,283	16,813
Payable to related parties (Note 18)	20,511	13,833	408
Accrued compensation	44,610	48,177	1,420
Accrued expenses	53,150	110,585	3,261
Other current liabilities	118,395	76,160	2,245

Total Current Liabilities	800,312	819,038	24,147

OTHER LIABILITIES
Refundable deposits	23,622	27,368	807
Accrued pension liabilities (Note 15)	25,047	33,696	993

Total Other Liabilities	48,669	61,064	1,800

Total Liabilities	848,981	880,102	25,946

MINORITY INTERESTS	227,180	119,621	3,526

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY
Common shares, NT$10 dollars par value; authorized 80,000 thousand shares; issued 50,154 thousand shares on December 31, 2002 and 2003 (Note 16)	501,540	501,540	14,786
Warrant outstanding	1,543,270	1,543,270	45,497
Additional paid-in capital	6,532,703	6,532,703	192,591
Accumulated deficit	(5,054,760)	(5,539,617)	(163,314)
Accumulated other comprehensive income	97,124	31,723	935

Total Shareholders’ Equity	3,619,877	3,069,619	90,495

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,696,038	$4,069,342	$119,968

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001, 2002 and 2003
(in thousands except for loss per share amounts)

	2001	2002	2003
	NT$	NT$	NT$	US$
				(Unaudited)
				(Note1)
OPERATING REVENUES (Note 18)
Sales/rental	$7,490	$1,864,128	$2,559,008	$75,442
Access revenues	389,801	638,916	647,716	19,095
Web development revenues	7,190	—	—	—
Advertising and promotional revenues	5,039	32,801	54,894	1,618
Other revenues	1,432	19,964	18,505	545

Total	410,952	2,555,809	3,280,123	96,700

COSTS AND EXPENSES (Note 18)
Costs of sales/rental/installation	(143,420)	(1,686,256)	(2,244,196)	(66,162)
Operating costs	(1,636,820)	(634,872)	(623,318)	(18,376)
Web development expenses	(12,233)	—	—	—
Product development and engineering expenses	(106,458)	(64,444)	(41,673)	(1,229)
Selling and marketing expenses	(285,590)	(427,310)	(499,820)	(14,734)
General and administrative expenses	(215,663)	(211,944)	(274,278)	(8,086)
Bad debt expenses	(40,250)	(32,167)	(5,362)	(158)
Impairment loss on goodwill (Note 4)	—	(242,938)	(25,389)	(748)
Impairment loss on intangible assets (Note 5)	—	(80,627)	—	—
Impairment loss on property, plant and equipment (Note 6)	—	—	(53,567)	(1,579)
Other costs	(1,203)	—	—	—

Total	(2,441,637)	(3,380,558)	(3,767,603)	(111,072)

Loss from operations	(2,030,685)	(824,749)	(487,480)	(14,372)

NON-OPERATING INCOME (EXPENSES)
Interest income	32,486	34,905	14,414	425
Gain on disposal of short-term investments	201,826	62,787	16,787	495
Gain on disposal of long-term investments	11,639	51,791	—	—
Impairment loss on long-term investments (Note 11)	—	(40,000)	(58,520)	(1,725)
Loss resulting from change of ownership percentage in a majority-owned subsidiary	—	(67,468)	—	—
Interest expense	(1,085)	(1,392)	(1,248)	(37)
Foreign exchange gains (loss)-net	13,868	93,941	(24,869)	(733)
Share of loss of equity investees	(27,837)	—	—	—
Loss on disposal of property, plant and equipment	(10,778)	(30,593)	(29,107)	(858)
Others	(957)	4,687	(17,514)	(517)

Subtotal	219,162	108,658	(100,057)	(2,950)

LOSS BEFORE INCOME TAXES AND MINORITY INTERESTS	(1,811,523)	(716,091)	(587,537)	(17,322)
INCOME TAX BENEFIT (EXPENSES) (Note 17)	393	4,383	(4,879)	(144)

NET LOSS BEFORE MINORITY INTEREST	(1,811,130)	(711,708)	(592,416)	(17,466)
MINORITY INTEREST (INCOME) LOSS	(194)	73,718	107,559	3,171

NET LOSS	$(1,811,324)	$(637,990)	$(484,857)	$(14,295)

LOSS PER SHARE-BASIC AND DILUTED (IN DOLLARS)
Net loss (Note 2)	$(36.12)	$(12.72)	$(9.67)	$(0.29)

WEIGHTED AVERAGE SHARES USED TO COMPUTE NET LOSS PER SHARE (Note 2)
Basic and diluted	50,154	50,154	50,154	50,154

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2001, 2002 and 2003
(in thousands)

	Issuance of common shares					Accumulated
				Additional		other
			Warrant	paid-in	Accumulated	comprehensive
	Shares	Amount	outstanding	capital	deficit	income (loss)	Total
		NT$	NT$	NT$	NT$	NT$	NT$
Balance as of January 1, 2001	50,154	$501,540	$1,543,270	$9,917,354	$(2,605,446)	$717	$9,357,435
Components of comprehensive loss:
Net loss in 2001	—	—	—	—	(1,811,324)	—	(1,811,324)
Reclassification adjustments for gains realized in operations	—	—	—	—	—	(717)	(717)
Unrealized gain on available-for-sale securities	—	—	—	—	—	168,905	168,905

Total comprehensive loss							(1,643,136)
Amortization of unearned compensation	—	—	—	130,827	—	—	130,827

Balance as of December 31, 2001	50,154	501,540	1,543,270	10,048,181	(4,416,770)	168,905	7,845,126
Components of comprehensive loss:
Net loss in 2002	—	—	—	—	(637,990)	—	(637,990)
Reclassification adjustments for gains realized in operations						(148,773)	(148,773)
Unrealized gain on available-for-sale securities	—	—	—	—	—	76,992	76,992

Total comprehensive loss							(709,771)

Capital returns	—	—	—	(3,521,814)	—	—	(3,521,814)
Refund of expenses from NASDAQ in relation to the initial public offering	—	—	—	1,055	—	—	1,055
Amortization of unearned compensation	—	—	—	5,281	—	—	5,281

Balance as of December 31, 2002	50,154	501,540	1,543,270	6,532,703	(5,054,760)	97,124	3,619,877
Components of comprehensive loss:
Net loss in 2003	—	—	—	—	(484,857)	—	(484,857)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(65,401)	(65,401)

Total comprehensive loss	—	—	—	—	—	—	(550,258)

Balance as of December 31, 2003	50,154	501,540	1,543,270	6,532,703	(5,539,617)	31,723	3,069,619

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2002 and 2003
(in thousands)

	2001	2002	2003
	NT$	NT$	NT$	US$
				(Unaudited)
				(Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,811,324)	$(637,990)	$(484,857)	$(14,295)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	127,978	196,346	180,269	5,315
Amortization	1,090,932	97,459	76,679	2,261
Provision for bad debt expenses	40,250	32,167	5,362	158
Provision for inventory loss	19,324	22,175	109,030	3,215
Share of net loss of equity investees	27,837	—	—	—
Loss on disposal of property, plant and equipment	10,778	30,593	29,107	858
Gain on disposal of short-term investments	(201,826)	(62,787)	(16,787)	(495)
Gain on disposal of long-term investments	(11,639)	(51,791)	—	—
Share compensation expenses	130,827	5,281	—	—
Minority interests income (loss)	194	(73,718)	(107,559)	(3,171)
Impairment loss on goodwill	—	242,938	25,389	748
Impairment loss on intangible assets	—	80,627	—	—
Impairment loss on long-term investments	—	40,000	58,520	1,725
Impairment loss on property, plant and equipment	—	—	53,567	1,579
Loss resulting from change of ownership percentage in a majority-owned subsidiary	—	67,468	—	—
Net changes in operating assets and liabilities:				—
Notes and accounts receivable	(76,842)	(35,142)	(16,809)	(496)
Receivable from related parties	16,595	(2,793)	(2,136)	(63)
Inventories	37,228	35,226	88,001	2,594
Prepaid expenses	3,697	3,286	(26,590)	(784)
Other current assets	(31,275)	117,881	126,339	3,726
Refundable modem deposits	1,342	—	—	—
Notes and accounts payable	(17,265)	(115,577)	99,637	2,938
Payable to related parties	(15,974)	16,731	(6,678)	(197)
Accrued expenses	(55,736)	(41,137)	57,435	1,693
Accrued compensation	3,410	(374)	3,567	105
Other current liabilities	(253)	12,215	(42,235)	(1,245)
Accrued pension liabilities	5,844	15,637	8,649	255
Licenses payable	(6,408)	—	—	—

Net cash (used in) provided by operating activities	(712,306)	(5,279)	217,900	6,424

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in restricted cash	(75,900)	(24,514)	35,005	1,032
Increase in investments-purchase of investments	(962,194)	—	—	—
Proceeds from disposal of long-term investments	22,500	428,806	—	—
Purchase of property, plant and equipment	(348,193)	(304,741)	(65,815)	(1,940)
Proceeds from disposal of property, plant and equipment	481	149,592	10,655	314
Proceeds from disposal of short-term investments	14,181,171	4,101,247	3,575,790	105,418
Purchase of short-term investments	(11,763,672)	—	(3,688,590)	(108,744)
Purchase of intangible assets	—	(35,110)	—	—
Acquisitions, net of cash acquired	—	(311,987)	—	—
Decrease (increase) in refundable deposits-out	4,965	(60,955)	(25,774)	(760)
Increase (decrease) in other assets	(33,295)	84,016	(11,531)	(340)
(Increase) decrease in note receivable from officer	(18,534)	—	5,884	173
Increase in deferred assets	(155,636)	(61,290)	(6,493)	(191)
Payable to equipment suppliers	(50,134)	—	—	—

Net cash provided by (used in) investing activities	801,559	3,965,064	(170,869)	(5,038)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in bank borrowing	—	4,220	—	—
Repayment of bank borrowing	—	—	(93,000)	(2,742)
Increase in refundable deposits	—	3,565	3,746	111
Decrease in lease obligations	(13,187)	—	—	—
Capital returns	—	(3,521,814)	—	—
Refund of IPO expenses from NASDAQ	—	1,055	—	—

Net cash used in financing activities	(13,187)	(3,512,974)	(89,254)	(2,631)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	76,066	446,811	(42,223)	(1,245)

	2001	2002	2003
	NT$	NT$	NT$	US$
				(Unaudited)
				(Note 1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	718,280	794,346	1,241,157	36,591

CASH AND CASH EQUIVALENTS AT END OF YEAR	$794,346	$1,241,157	$1,198,934	$35,346

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$1,085	$1,392	$1,248	$37

Income tax paid during the year	$16,979	$882	$—	$—

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Issuance of shares of a consolidated subsidiary for business combinations	$—	$220,606	$—	$—

Acquisition costs in the form of payable as of year-end	$—	$88,000	$—	$—

Unrealized holding gain (loss) on available-for-sale securities	$168,188	$76,992	$(65,401)	$(1,928)

Intangible assets from investment activities	$12,631	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1.     THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

     GigaMedia Limited (“GigaMedia” or the “Company”) was incorporated in Singapore in September 1999. The Company was listed on Nasdaq Stock Market’s National Market (“NASDAQ”) in New York on February 17, 2000. The Company’s principal shareholders are members of the Koos Group, a major conglomerate in Taiwan.

     GigaMedia is a diversified provider of online and offline entertainment services and products in Taiwan. The Company’s online services primarily consist of broadband Internet access services provided through multiple delivery technologies. The Company’s access products consist of premium cable modem and Asymmetric Digital Subscriber Line (“ADSL”) offerings. The Company also provides Internet content services through its Web site, http://www.gigigaga.com, which is a Chinese-language broadband Web destination. The Company’s offline services primarily consist of the sale of compact discs, video compact discs, digital versatile discs, audio and videocassettes, and related accessories through its 52 directly-owned stores in Taiwan.

Acquisitions of Rose Records and Tachung Records

     In February 2002, September 2002 and December 2002, the Company, through its directly-owned subsidiary, G-Music Limited (“G-Music”), acquired all of the outstanding stock of 17 companies, which owned 50 music chain stores under the distribution system of Rose Records and Tachung Records. Accordingly, the Company has included the results of the acquired companies from their respective acquisition dates in its consolidated statements of operations. See Note 3 for further discussion of the Company’s acquisition activities.

Principles of Consolidation

     The consolidated financial statements include the accounts of GigaMedia and its wholly-owned and controlled majority-owned subsidiaries, Hoshin Gigamedia Center Inc., GigaMusic.com Limited, G-Music Limited, Music King Co., Ltd., Koos Broadband Telecom Co., Ltd., Point Records Co., Ltd., as well as 17 other companies, including Tachung Records Co., Ltd. All significant intercompany transactions and account balances have been eliminated.

Convenient translation into US dollars

     The Company and its subsidiaries maintain their accounting records and prepare their financial statements in New Taiwan (“NT”) dollars. The United States (“US”) dollar amounts disclosed in the 2003 financial statements are presented solely for the convenience of the reader and were translated at the rate of NT$33.92 to US$1.00, the U.S. Federal Reserve Bank of New York noon buying exchange rate on December 31, 2003. Such translation amounts are unaudited and should not be construed as if the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

Use of Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in GigaMedia’s financial statements and accompanying notes. Actual results could differ from those assumptions.

Revenue Recognition

General

     The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101 (“SAB No. 101”), “Revenue Recognition in Financial Statements” and Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition”. Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The following policies apply to the Company’s major categories of revenue transactions.

Sales/rental

     Sales/rental consist of retail sales generated from the Company’s offline business and sales, rental of cable modem and other related products generated from the Company’s online business.

     Retail sales are derived from the sales of entertainment merchandise to the customers from the music chain stores. Revenue is recognized at the point of sale to the consumer, at which time payment is tendered. There are no provisions for uncollectible amounts since payment is received at the time of sale. In addition, no provision for sales returns is made, as the Company does not grant the customers any right of return.

     Revenues from the sale of cable modems and other related products are recognized upon delivery. Cable modems can be rented for a flat rate on a monthly basis until the customers petition to discontinue such service. Revenues from the monthly rental of cable modems are recognized over the same period as the access service is rendered.

Internet access cable modems and ADSL

     Internet access revenues are recognized in the period the services are rendered. Revenues are recorded, net of discounts, either for a monthly flat rate (which includes unlimited access) or on a charge-per-minute basis. Free months are offered in connection with promotional discounts. Because these free months are usually given at the beginning of a subscription period, no revenue is recognized during the months the free access has been provided, as the continuance of the customer is not assured. As part of the revenue sharing arrangements with cable partners, access revenue is recorded net of fees paid to cable partners. In addition, the Company also offers promotional packages, in which the Company receives subscription fees in advance on a quarterly or semi-annual basis. The Company records these advanced receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period.

     The Company introduced premium ADSL service in the second quarter of 2001. Chunghwa Telecom Co., Ltd. (“CHTC”) provides the telecommunications network and ADSL modems to subscribers, connects customers to CHTC’s transfer mode network and aggregates the telecom lines into the Company’s servers. Revenue is recognized when the Company bills the customer as services have been provided.

Web development

     Web development revenues are derived from the design and development of Internet Web sites and are recognized when work is performed.

Advertising, promotional and other revenues

     Advertising revenues are derived from the sales of advertising services and sponsorships in which the Company delivers advertisements for a fixed fee on the Company’s Web Sites and those of the advertising affiliates. Advertising revenue is derived principally from short-term advertising contracts in which the Company may guarantee a minimum number of impressions to advertisers over a specific period of time for a fixed fee. Advertising revenues are recognized pro rata over the contracted period, calculated based on the percentage of impressions delivered over the total guaranteed impressions. In addition, the Company also generates promotional revenues from its vendors of music products, including in-store signage and in-store music-playing for the artists designated by the vendors for a short period for each music album. Revenue is recognized when services are provided.

     Other revenues consist of subscription revenues, which are recognized when services are provided.

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

Foreign Currency Transactions

     The Company and its subsidiaries maintain their accounting records in New Taiwan (“NT”) Dollars, the national currency of the Republic of China (the “ROC”). Transactions denominated in foreign currencies are recorded in NT dollars using the exchange rates in effect at the date of transactions. Assets and liabilities denominated in foreign currencies are translated into NT dollars using the exchange rate in effect at the balance sheet date. Foreign exchange gains or losses are included in non-operating income or expense.

Fair value of financial instruments

     The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

Investments

     Investments principally consist of debt securities and equity securities of public and privately held securities.

     Investments in debt securities and equity securities are classified as available-for-sale investments. Accordingly, the investments are carried at fair value and the unrealized gains and losses are recorded as accumulated other comprehensive income in the stockholders’ equity. Unrealized gains or losses that are considered other than temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are included in the current year’s operations.

     Equity investments in privately held companies are generally carried at cost. Equity investments in companies over which the Company has the ability to exercise significant influence, but does not hold a controlling interest, are accounted for under the equity method and the Company’s proportionate share of income or losses is recorded in non-operating income or expenses.

     When an equity investee company issues additional shares at an amount over or under the carrying value of the shares held by the Company and the Company’s ownership interest decreases as a result of not fully subscribing to the issuance, the resulting difference between the Company’s investment balance and its proportionate share of the investee company’s net equity is recorded in the current year’s operations.

Allowance for Doubtful Accounts

     An allowance for doubtful accounts is provided based on an evaluation of collectibility and an aging analysis of notes receivable, accounts receivables and other receivables.

Inventories

     Inventories are carried at the lower of cost or market value using the weighted average cost method, while net realizable value is used to determine the market value. An allowance for loss on obsolescence and decline in market value is provided, when necessary.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Building	50 years
Information, communication equipment and software	3 to 5 years
Modems rented	3 to 5 years
Office furniture and equipment	3 to 5 years
Transportation equipment	5 years
Leasehold improvements	5 years

     Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

     Long-lived assets, such as property, plant and equipment assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

     Effective January 1, 2002, in conjunction with the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, all goodwill, including goodwill related to acquisitions prior to July 1, 2001, will no longer be amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated using the specific guidance provided by SFAS No. 142. This impairment analysis will be performed at least annually. Also effective January 1, 2002, potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives will be evaluated using the guidance provided by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques.

Advertising

     Advertising costs are expensed as incurred. Advertising costs incurred in 2001, 2002 and 2003 totaled NT$135,831, NT$48,701 and NT$24,993, respectively.

Stock-Based Compensation

     The Company measures compensation expense for its stock-based employee compensation plan using the intrinsic value method. If the fair value based method had been applied in measuring stock compensation expense, the pro forma effect on net loss and net loss per share would have been as follows:

	Years Ended December 31,
	2001	2002	2003
	NT$	NT$	NT$
Net loss
As reported	$(1,811,324)	$(637,990)	$(484,857)
Stock compensation expense	(751,857)	—	—

Pro forma	$(2,563,181)	$(637,990)	$(484,857)

Net loss per share (in dollars):
As reported-basic and diluted	$(36.12)	$(12.72)	$(9.67)
Pro forma-basic and diluted	$(51.11)	$(12.72)	$(9.67)

     See Note 16—“Shareholders’ Equity and Share Options” for the assumptions and methodology used to determine the fair value of stock-based compensation.

Retirement Plan

     The Company’s defined benefit pension plans cover substantially all of the regular employees. The net pension cost is computed based on an actuarial valuation and includes service cost, interest cost, expected return on plan assets and amortization of net asset/ obligation at transition, amortization of prior service cost and amortization of pension gain or loss. The unrecognized net assets or obligation at transition is amortized equally over 15 years. The unrecognized prior service cost is amortized over the average remaining service period of the participated employees expected to receive benefits under the pension plan as of the date of amendment of the plan. The amortization of unrecognized gain or loss is the excess of the beginning balance of unrecognized gain or loss over 10% of the greater of the projected benefit obligation or the market-related value of plan assets divided by the service period of active employees expected to receive benefits under the plans.

Comprehensive Income (Loss)

     Comprehensive income (loss) is defined as the change in equity of a Company from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is recorded as a component of shareholders’ equity. The Company’s comprehensive income (loss) consists of net earnings or loss as well as unrealized gains and losses on available-for-sales securities.

Accounting for Income Taxes

     The Company has adopted SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, loss carryforwards and investment credits and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Loss Per Share

     The Company computes loss per share in accordance with SFAS No. 128, “Earnings per Share.” Under the provisions of SFAS No. 128, basic net income or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents, composed of incremental common shares issuable upon the exercise of stock options, are included in the computation of diluted net income or loss per share to the extent such shares are diluted.

Minority Interest

     Minority interest represents the outside shareholders’ 5% ownership of the common stock of GigaMusic.com Limited and 41.42% of the common stock of G-Music Limited.

Reclassification

     The presentation of certain prior year information has been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, the FASB issued a revised interpretation of FIN 46 (“FIN 46-R”), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of entities created prior to and subsequent to January 31, 2003, and determined the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures.

     On April 30, 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No.

149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

     In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

     In December 2003, the FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The required information should be provided separately for pension plans and for other post-retirement benefit plans. This statement, which also requires new disclosures for interim periods beginning after December 15, 2003, is effective for fiscal years ended after December 15, 2003. The Company adopted this statement for the year ended December 31, 2003 and the adoption of this statement has no impact on the Company’s consolidated financial statements.

Note 2.     LOSS PER SHARE

	For the years end December 31,
	2001	2002	2003
	(in thousand shares)
Average outstanding shares, end of year	50,154	50,154	50,154
	NT$	NT$	NT$
Loss before income tax and minority interests	$(1,811,523)	$(716,091)	$(587,537)
Minority interest (income) loss	(194)	73,718	107,559
Income tax benefit (expense)	393	4,383	(4,879)

Net loss	$(1,811,324)	$(637,990)	$(484,857)

Loss per share-basic and diluted (in NT$)	$(36.12)	$(12.72)	$(9.67)

     For the years ended December 31, 2001, 2002 and 2003, diluted loss per share included only weighted-average shares outstanding as the inclusion of additional potential common stock equivalents would have been antidiluted since the Company incurred a net loss for the respective years.

Note 3.     ACQUISITIONS

     In February 2002, September 2002 and December 2002, the Company acquired, through its directly-owned subsidiary, G-Music, all of the outstanding stock of 17 companies, which owned 50 music chain stores under the distribution system of Rose Records and Tachung Records. The acquisitions have gained the Company meaningful presence in the offline entertainment market, and are consistent with the Company’s strategy of building a diversified entertainment business. These factors contributed to purchase prices in excess of fair market value of the acquirees’ net tangible assets and intangible assets acquired, and as a result, the Company has recorded goodwill in connection with the transactions.

     The total purchase price of NT$638,904 consisted of NT$220,606 in G-Music Common Stock, representing 6,550 thousand shares and NT$418,298 in cash consideration. The value of G-Music Common Stock was determined based on the management’s estimate of the fair value of G-Music Common Stock in connection with the acquisitions.

     Total purchase price has been allocated as follows:

NT$
Cash acquired	$18,311
Inventories, net	365,118
Property, plant and equipment, net	105,158
Other tangible assets acquired	285,364
Amortizable intangible assets:
Brandnames	150,875
Distribution channel	106,851
Goodwill	268,327
Short-term bank loans	(88,780)
Notes and accounts payable	(516,451)
Other tangible liabilities assumed	(55,869)

Total	$638,904

     Amortizable intangible assets acquired have estimated useful lives as follows: brandnames — 15 years; distribution channel — five years. Goodwill of NT$268,327 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.

     The results of operations of the acquirees have been included in the Company’s consolidated statements of operations since the completion of the acquisitions. The following unaudited pro forma information presents a summary of the results of operations of the Company as of December 31, 2002 as if the acquisitions occurred on January 1, 2001:

	For the years ended December 31,
	2001	2002
	(Unaudited)
	NT$	NT$
Net revenues	$3,606,979	$3,834,289
Loss from operations	$(2,221,609)	$(854,184)
Net loss	$(1,876,740)	$(650,607)
Net loss per share-basic and diluted (in dollars)	$(37.42)	$(12.97)

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

Note 4.     GOODWILL

     The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows:

	2002	2003
	NT$	NT$
Balance as of January 1,	$—	$25,389
Acquisitions	268,327	—
Impairment	(242,938)	(25,389)

Balance as of December 31,	$25,389	$—

     The Company performed impairment tests of its goodwill and intangible assets as of December 31, 2002 and 2003. Due to the general market downturn and operating performance of the acquired business below the Company’s expectations, the Company recorded goodwill impairment loss of NT$242,938 and NT$25,389 in 2002 and 2003, respectively. The amounts of losses were determined based on an independent appraiser’s report. The fair value of the reporting unit giving rise to the impairment loss was estimated using the expected present value of future cash and income method.

Note 5.     INTANGIBLE ASSETS — NET

     The following table summarizes the Company’s intangible assets, net:

	December 31, 2002
	Gross carrying	Accumulated
	amount	amortization	Net
	NT$	NT$	NT$
EMI-content, licenses and others	$80,627	$(80,627)	$—

Brandnames	$150,875	$(5,029)	$145,846
Distribution channel	106,851	(10,685)	96,166

	$257,726	$(15,714)	$242,012

	December 31, 2003
	Gross carrying	Accumulated
	amount	amortization	Net
	NT$	NT$	NT$
Brandnames	$150,875	$(15,087)	$135,788
Distribution channel	106,851	(32,056)	74,795

	$257,726	$(47,143)	$210,583

     a.     In November 1999, GigaMedia issued a warrant to Microsoft Corporation (‘‘Microsoft”) in connection with a share purchase and business cooperation agreement. The warrant is exercisable for five years and initially entitled Microsoft to purchase up to 10 million of GigaMedia’s shares at US$6.60 per share. GigaMedia recorded the warrant in the amount of approximately NT$1,543 million, which was equal to the fair value of the warrant determined at the issuance date, and classified it as stockholders’ equity. As of December 31, 2002, GigaMedia had recorded cumulatively NT$1,543 million as expenses related to the warrant. As a result of a special distribution of US$2.00 per share by GigaMedia in March 2002, the warrant provided that Microsoft had the right to elect either (i) an adjustment to the terms of the warrant such that the warrant thereafter would represent the right to acquire 33,529,412 shares at US$1.97 per share, or (ii) a cash payment (an “Anti-Dilution Fee”) equal to US$20,000,000 (the per share special distribution amount multiplied by the number of shares originally covered by the warrant). Microsoft made no election at the time of the special distribution. The fair value of the warrant at the time of the special distribution, including the above-described election right, was approximately NT$783 million, which was less than the book value of the warrant. Accordingly, no adjustment was made to the book value of the warrant. The following assumptions were used to perform the Black-Scholes model calculation to determine the fair value of the warrant: fair value per common share of US$0.67, expected volatility of 134.5%, dividend yield of 0, risk free interest rate of 1.5% and an expected life of 2.6 years. Subsequent to the special distribution, certain of the Company’s major shareholders entered into an agreement with the Company pursuant to which they agreed, severally and not jointly, to indemnify the Company against obligation to Microsoft, if any, resulting from the above-described special distribution and the anti-dilution provision of the warrant. In March 2004, Microsoft notified GigaMedia that it was purportedly electing to receive the Anti-Dilution Fee described above. GigaMedia has informed Microsoft that the purported election was untimely and, therefore, ineffective. GigaMedia intends to vigorously dispute Microsoft’s claim to such Anti-Dilution Fee.

     b.     In 2001, GigaMedia entered into a three-year agreement with EMI Music Asia (“EMI”), a division of EMI Group Hong Kong Limited, to establish GigaMusic.com Limited (“GigaMusic”), which is registered in the Cayman Islands. The Company invested NT$239,990 in GigaMusic during 2001. The Company holds 95% of the total shares; EMI holds 5% of the total shares in exchange for:

*	EMI providing access to EMI management expertise and industry know-how;

*	EMI providing content;

*	EMI granting licenses and rights (non-exclusive and non-transferable) to GigaMusic.com to use EMI’s licensed products and artists, including streaming EMI’s licensed samples, displaying EMI’s licensed materials, previews of newly released licensed recordings, and promotional downloads of licensed recordings.

     The total value of the 5% shares granted to EMI amounted to NT$12,631 and was recorded as an intangible asset. In addition to the 5% ownership of GigaMusic, the Company paid EMI non-recoupable fees of US$1,000 thousand in June 2001 and March 2002, respectively, which were recorded as other assets. The Company was required to pay an additional payment of US$1,000 thousand in March 2003 in accordance with the terms of the agreement. However, in March 2002, the Company sent a notice to EMI to terminate the agreement. The notice also required EMI to return its ownership interest in GigaMusic and the US$2,000 thousand paid in June 2001 and March 2002 by the Company.

     As of December 31, 2002, the Company performed an impairment test of the EMI intangible asset as well as the US$2,000 thousand payments. Due to the fact that EMI had not provided the agreed-upon products to GigaMusic, the site had not been launched and no subscriber revenue had been generated from the project, the fair value of the intangible asset and the US$2,000 thousand payments was considered negligible. The Company therefore wrote down the balance of these assets and recorded an impairment loss of NT$80,627 in the current year’s operational results.

     On March 28, 2003, the Company obtained a preliminary injunction order from Taipei District Court on the additional US$1,000 thousand scheduled for payment to EMI. The Company commenced arbitration proceedings by submitting a Notice of Arbitration to the Singapore International Arbitration Center (the “SIAC”) to resolve the disputes in connection with the strategic agreement entered into by the Company, GigaMusic.com, and EMI.

     On December 31, 2003, the Company, GigaMusic and EMI signed a Final Settlement Agreement and Release (the “Settlement Agreement”) to resolve and settle all disputes relating to this litigation. Under the Settlement Agreement, the Company agreed to pay EMI the sum of US$400 thousand, and EMI agreed to return to the Company 5% ownership in GigaMusic and a letter of credit issued to EMI in accordance with the previous agreement. The parties agreed to finally and forever settle and release each other from any and all claims arising out of or in connection with this matter. The Settlement Agreement became effective on February 25, 2004 pursuant to a resolution approved in the Company’s board of directors’ meeting.

     The consideration of US$400 thousand paid to EMI consisted of two components:

(i)	The payment for obtaining 5% ownership in GigaMusic, which was NT$8,000 based on the fair value of GigaMusic’s net assets as of December 31, 2003; and

(ii)	The payment to EMI to return the letter of credit, which payment was estimated to be NT$5,680 and was expensed in 2003.

     c.     As a result of the acquisition transactions mentioned in Note 3, intangible assets, including brandnames and distribution channel, amounting to NT$257,726 were recorded by the Company. As of December 31, 2002 and 2003, the Company performed an impairment test based on an independent appraisal report and considered that the carrying amount of the intangible assets approximate their fair value. Accordingly, no impairment loss was recorded in 2002 and 2003. The intangible assets are both amortizable and have original estimated useful lives as follows: brandnames-15 years; distribution channel-five years. For the years ended December 31, 2002 and 2003, the total amortization expenses were NT$15,714 and NT$31,428, respectively. As of December 31,

2003, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

For the year ending December 31,	Amount
2004	$31,428
2005	31,428
2006	31,428
2007	20,743
2008	10,058

$125,085

Note 6.     IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

     Due to rapid technological development in broadband Internet access services and the Company’s related decision to phase out one-way Internet access services, the Company expects certain broadband and communication equipment to be disposed of within one year from the balance sheet date. Accordingly, the Company compared the carrying amount of one-way broadband equipment with undiscounted future net cash flows expected to be generated by these assets over their remaining life and deemed that this equipment was unrecoverable and impaired. Therefore, for the year ended December 31, 2003, the Company recorded a charge of NT$53,567 related to the impairment, measured as the amount by which the carrying value exceeded the fair value of this equipment based on quoted market prices in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Note 7.     CASH AND CASH EQUIVALENTS

	December 31,
	2002	2003
	NT$	NT$
Petty cash	$11,714	$14,498
Checking and savings accounts	283,859	194,563
Time deposits	945,584	989,873

Total	$1,241,157	$1,198,934

Note 8.     SHORT-TERM INVESTMENTS

	December 31,
	2002	2003
	NT$	NT$
Available-for-sale securities:
Debt securities due within one year	$69,500	$—
Open-end funds	785,773	983,645

Total	$855,273	$983,645

     Short-term investments are classified as available-for-sale securities. As of December 31, 2002 and 2003, the balances of unrealized gains for available-for-sale securities were NT$1,214 and NT$0, respectively. During 2001, 2002 and 2003, realized gains from disposal of short-term investments amounted to NT$201,826, NT$62,787 and NT$16,787, respectively.

Note 9.     NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31,
	2002	2003
	NT$	NT$
Notes and accounts receivable	$181,659	$197,855
Less: Allowance for doubtful accounts	(54,056)	(58,805)

Net	$127,603	$139,050

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$
Allowance for doubtful accounts
Balance at beginning of year	$2,578	$26,728	$54,056
Additions: Bad debt expenses	40,250	32,167	5,362
Less: Write-off	(16,100)	(4,839)	(613)

Balance at end of year	$26,728	$54,056	$58,805

Note 10.     INVENTORIES-NET

	December 31,
	2002	2003
	NT$	NT$
Cable modems	$69,795	$53,745
Merchandise	335,402	180,088

Subtotal	405,197	233,833
Less: Allowance for inventory market value decline and obsolescence	(44,981)	(70,648)

Net	$360,216	$163,185

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$
Allowance for inventory market value decline and obsolescence Balance at beginning of year	$3,482	$22,806	$44,981
Additions: Charges for inventory market value decline and obsolete items	19,324	22,175	109,030
Reductions: Written off allowance for inventory market value decline and obsolescence	—	—	(83,363)

Balance at end of year	$22,806	$44,981	$70,648

Charges for inventory market value decline and obsolete items are a component of operating costs.

Note 11.     LONG-TERM INVESTMENTS

	December 31,
	2002		2003
		Percentage		Percentage
	NT$	Of held(%)	NT$	Of held(%)
Debt securities:
Societe Generale Bond Fund (“SG Bond Fund”)	$370,365	—	$381,042	—

Equity Securities:
Gamania Digital Entertainment Co., Ltd. (“Gamania”)	212,203	3.25%	137,340	3.09%
Rock Internet Corporation (“RIC”)	58,520	4.35%	—	4.35%

Sub-total	270,723		137,340

Total	$641,088		$518,382

     In 2001, the Company purchased SG Bond Fund for NT$333,700. These debt securities are classified as long-term available-for-sale investments as management does not intend to sell these securities for use in current operations. Accordingly, the Company revalued these debt securities at fair market value at the balance sheet date and recognized the unrealized gains as accumulated other comprehensive income. As of December 31,

2002 and 2003, the balances of unrealized gains on these investments were NT$36,665 and NT$47,341, respectively.

     In 2001, the Company invested NT$369,280 in Gamania, which accounted for 9.92% ownership of Gamania. During 2002 and 2003, the Company received stock dividends of 1,319 thousand shares and 1,397 thousand shares, respectively. During 2002, the Company disposed of 3,457 thousand shares of Gamania at an average selling price of approximately NT$77.43 per share and recognized a disposal gain of NT$51,347 in 2002. The Company has no ability to exercise significant influence over Gamania’s operating and financial policies. These equity securities are classified as long-term available-for-sale investments as management does not intend to sell these securities for use in current operations. Accordingly, the Company revalued these equity securities at fair market value at the balance sheet date and recognized the unrealized gain as accumulated other comprehensive income. Following the initial public offering of Gamania in Taiwan in 2002, the Company adopted Gamania’s quoted market price as of December 31, 2002 and 2003 to determine the fair value of this investee. As of December 31, 2002 and 2003, the balance of unrealized gain (loss) were NT$59,245 and (NT$15,618), respectively; all unrealized losses were less than 12 months.

     On April 30, 2001, the board of directors of Dynamix Media Technologies Inc. (“Dynamix”), an affiliated investment of the Company, held a meeting and resolved to dissolve Dynamix as of June 30, 2001. Therefore, during 2001, the Company wrote off the value of its investment in the amount of NT$20,344. In addition, at April 30, 2001, the Company had uncollected receivables from Dynamix in the amount of NT$16,100, which were also written off in 2001.

     The Company’s equity in net losses of its partially-owned equity affiliates in 2001, 2002 and 2003 was NT$27,837, NT$0 and NT$0, respectively.

     In 2001, the Company invested NT$98,520 in Rock Internet Corporation (“RIC”), a private company engaged in providing online music services. The Company has no ability to exercise significant influence over RIC’s operating and financial policies. During the year ended December 31, 2002, due to a downturn in the Internet industry and the fact that the investee had incurred significant losses since incorporation, management concluded that the impairment loss the Company had suffered was other-than-temporary. Accordingly, as of December 31, 2002, the Company wrote down the investment to its fair value, which was approximately its net worth since (1) the investee is a private Company and hence there is no quoted market value to determine its fair value; and (2) based on management’s evaluation, as of December 31, 2002, the carrying value of the assets and liabilities of the investee Company approximate its fair value. During 2003, the investee’s operations continued to deteriorate and hence management wrote off the remaining balance of the investment to NT$0. As a result, the impairment loss of NT$40,000 and NT$58,520 were recognized in 2002 and 2003, respectively, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Note 12.     DEFERRED ASSETS

	December 31,
	2002	2003
	NT$	NT$
Cable modems	$5	$—
Software, royalty and license fees	51,652	24,603
Network development cost	23,819	13,402
Other	4,117	2,831

Total	$79,593	$40,836

     Deferred assets are stated at cost and amortized on a straight-line basis over the following period: software, royalty and license fees-one to three years; network development cost-five years. Network development cost is comprised of costs to set up the leased network.

Note 13.     RESTRICTED CASH

     Restricted cash recorded in current assets as of December 31, 2002 and 2003 consist of the following:

	December 31,
	2002	2003
	NT$	NT$
Restricted cash-current assets
Time deposit pledged to ABN AMRO for standby letter of credit maturing on January 30, 2004	$—	$34,809
Time deposit pledged to ABN AMRO for standby letter of credit maturing on April 1, 2003	34,891	—
Time deposit pledged to Hua Nan Commercial, China Trust Commercial and Ta Chong Bank as a guarantor for inventory purchases	28,000	30,000
Time deposit pledged to Fubon Commercial Bank for short-term loans	37,523	—
Time deposit pledged to Hua Nan Commercial Bank for refundable deposit maturing on January 28, 2004	—	600

Total	$100,414	$65,409

     According to the agreement mentioned in Note 5, the Company paid EMI two one-time, non-recoupable initiation fees of US$1,000 thousand on June 30, 2001 and March 1, 2002, respectively. The Company was required to pay an additional payment of US$1,000 thousand in March 2003 in accordance with the terms of the agreement. Therefore, the Company provided one unconditional and irrevocable standby letter of credit issued by ABN AMRO BANK in the amount of US$1,000 thousand in favor of EMI. The standby letter of credit was guaranteed by one certificate of deposit maturing on January 30, 2004.

Note 14.     SHORT-TERM LOANS

		December 31,
Nature	Pledged assets	2002	2003
		NT$	NT$
Secured loans	Time deposits (see Note 12)	$93,000	$—

Interest rate		6.25%	—

     Note 15.     PENSION BENEFITS

     As all of the Company’s employees are located in Taiwan, the Company has enacted provisions for employees’ retirement in accordance with the Labor Standards Law of the Republic of China. The provisions state that employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension obligation to employee is computed based on years of service and average salary or wages for the six months prior to approved retirement.

     The following table sets forth the actuarial assumptions of the Company’s defined benefit pension plan:

	2001	2002	2003
Discount rate (weighted averages)	4.25%	4.00%	3.50%
Expected return on plan assets (weighted averages)	4.00%	3.25%	NA
Rate of compensation increase (weighted averages)	4.50%	3.38%	2.67%

     The following provides a reconciliation of projected benefit obligations and funded status of the plan and the components of net periodic benefit cost recognized.

	2002	2003
	NT$	NT$
Vested benefit obligation	$—	$—

Accumulated benefit obligation	$14,346	$21,537

	2002	2003
	NT$	NT$
Projected benefit obligation at January 1,	$11,079	$30,062
Service cost	6,834	7,503
Interest cost	665	1,202
Benefit obligation arising from the acquisitions	15,445	—
Actuarial gain on projected benefit obligation	(3,961)	(1,229)

Projected benefit obligation at December 31,	$30,062	$37,538

	December 31,
	2002	2003
	NT$	NT$
Fair value of plan assets	$—	$—
Projected benefit obligation	(30,062)	(37,538)

Funded status	(30,062)	(37,538)
Unrecognized transition obligations	2,231	4,985
Unrecognized prior service cost	12,900	11,967
Unrecognized loss (gain)	(2,356)	(6,136)
Additional liability	(7,760)	(6,974)

Accrued pension liabilities	$(25,047)	$(33,696)

     Net periodic pension cost includes the following components:

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$
Service cost	$5,191	$6,834	$7,503
Interest cost	383	665	1,202
Amortization of unrecognized net transition obligation	270	160	159
Amortization of unrecognized prior service cost	—	156	933
Amortization of unrecognized pension loss (gain)	—	77	(362)

Net periodic pension cost	$5,844	$7,892	$9,435

     As of December 31, 2003, the Company has not set up a pension fund and, therefore, no asset allocation disclosure was required. In addition, the Company does not expect to make any contributions in 2004. The benefits expected to be paid from 2004 through 2008 is NT$0, and in aggregate for 2009 and thereafter is NT$2,219.

Note 16.     SHAREHOLDERS’ EQUITY AND SHARE OPTIONS

     As of December 31, 2003, the authorized capital of the Company was NT$800,000, represented by 80,000 thousand common shares with par value of NT$10 per share. As of December 31, 2003, there were 50,154 thousand common shares issued and outstanding.

     On January 17, 2002, the Company’s shareholders approved a return of capital in the amount of US$2 for each ordinary share outstanding on March 15, 2002. On March 29, 2002, the Company returned capital to the shareholders in an amount of US$100,308 thousand, or the equivalent of NT$3,521,814 based on the exchange rate at the transaction date.

     During 1999, the Company adopted the 1999 Employee Share Option Plan (the “Plan”). Pursuant to the Plan, up to 2 million common shares may be granted to employees of the Company. The Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable. During 2000, options to purchase 1,111 thousand shares of the Company’s common stock were granted at an exercise price of US$24.3, a 10% discount to the initial public offering price (US$27), and options to purchase 837 thousand shares of the Company’s common stock were granted at an exercise price of US$15 (fair value at the date of grant). During 2001, there were 1,475 thousand shares of options, which were granted in 2000, cancelled or forfeited by employees.

     Total compensation expense recorded in 2001, 2002 and 2003 for all options amounted to NT$130,827, NT$5,281 and NT$0, respectively, which consists of amortization of options outstanding during the respective years, net of forfeitures. Unearned compensation for outstanding options as of December 31, 2002 and 2003 amounted to NT$0 and NT$0, respectively. There were no options granted in 2002 or 2003.

     Pro forma information regarding net income and earnings per share is required by FASB No. 123, “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee stock options under the fair value method required by that statement.

     The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model based on the risk-free interest rate of 5.06% to 6.2%, assuming no dividends and an option life of five years. Volatility of the stock in a range of 41.34 to 58.77 has been reflected in the option pricing calculation.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions including the expected stock price volatility.

     For the purposes of SFAS No.123’s fair value method for pro forma disclosures, the estimated fair value of the option is amortized to expense over the option-vesting period. The Company’s pro forma information is as follows:

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$
Net loss
As reported	$(1,811,324)	$(637,990)	$(484,857)
Pro forma	$(2,563,181)	$(637,990)	$(484,857)
Loss per share
As reported	$(36.12)	$(12.72)	$(9.67)
Pro forma	$(51.11)	$(12.72)	$(9.67)

     The status of the Company’s stock option plan is summarized below.

		Option outstanding
	Available	Number of	Weighted average
	for grant	shares	exercise price
		(in thousands)	US$
Outstanding at December 31, 2000	52	4,642	8.52
Cancelled	1,457	(1,457)	19.31
Forfeited	18	(18)	20.31

Outstanding at December 31, 2001	1,527	3,167	3.54
Expired	—	(2,694)	—

Outstanding at December 31, 2002 and 2003	1,527	473	23.50

     There was no option granted in 2000 expired or forfeited in year 2003.

     The following table sets forth information about stock options outstanding at December 31, 2003:

	Number of				Number of
	outstanding	Weighted			exercisable
	shares as of	average	Weighted		share as of
	December 31,	remaining	average		December 31,
Range of exercise price	2003	contractual life	exercise price		2003
US$15.0	40,930	1.09 years	US$	15.0	40,930
US$24.3	432,100	1.09 years	US$	24.3	432,100

	473,030				473,030

Note 17.     INCOME TAXES

     The (benefit) expense for income taxes consists of the following:

	2001	2002	2003
	NT$	NT$	NT$
Income tax benefit computed at the ROC statutory rate	$(210,914)	$(149,068)	$(51,369)
Non-deductible items	20,829	26,707	14,271
Benefit from operating losses not recorded	189,692	117,978	41,977

Total (benefit) expense for income taxes	$(393)	$(4,383)	$4,879

     Significant components of the Company’s deferred tax assets and liabilities consist of the following:

	December 31,
	2002	2003
	NT$	NT$
Deferred tax assets:
Organization costs	$1,859	$27
Net operating loss carryforwards	651,854	631,611
Unrealized foreign exchange (gain) loss	(2,807)	3,141
Allowance for inventory market value decline and obsolete items	11,245	67,211
Allowance for doubtful accounts	12,723	13,650
Pension expense	3,867	4,321
Investment credits	4,154	4,154
Sub-total	682,895	724,115
Less: valuation allowance	(678,119)	(724,115)

Deferred tax assets — net	$4,776	$—

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$
Valuation allowance:
Balance at beginning of year	$259,713	$491,631	$678,119
Additions: charged to valuation allowance	231,918	186,488	45,996

Balance at end of year	$491,631	$678,119	$724,115

     Due to a history of losses, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that realization of deferred tax assets is more likely than not. As a result, the Company has provided a valuation allowance covering substantially all of the deferred tax assets. As of December 31, 2002, the balance of deferred tax assets was NT$4,776, which was related to one of the Company’s subsidiaries. The Company recorded the deferred tax assets as other current assets in the balance sheet.

     As at December 31, 2003, the Company has net operating loss carryforwards of approximately NT$2,526,445. Currently, the net operating loss can be carried forward for five years. The expiring years are as follows:

	Amount
Occurred year	NT$	Expiring year
1999	$241,858	2004
2000	783,886	2005
2001	960,297	2006
2002	334,927	2007
2003	205,477	2008

Total	$2,526,445

Note 18.     RELATED PARTY TRANSACTIONS

A.     Related Parties and Relationships

Names of related parties
TeleFirst Cable Communication Co., Ltd. (“TeleFirst”)
Everlasting CATV Inc. (“Everlasting”)
Wonderful CATV Co., Ltd. (“Wonderful”)
SunCrown CATV Co., Ltd. (“SunCrown”)
Prosperity CATV Co., Ltd.
GaHo Cable Co., Ltd.
Twin Stars CATV Co., Ltd.
Liguan CATV Co., Ltd.
New Visual Wave Cable Communications (“New Visual Wave”)
GangDu CATV Co., Ltd. (“GangDu”)
Ching Lian Incorporated (“Ching Lian”)
China Trust Commercial Bank
Chailease Finance Co., Ltd. (“Chailease”)
China Life Insurance Co., Ltd.
China Securities Co., Ltd.
Gamania Digital Entertainment Co., Ltd.
Dynamix Media Technologies, Inc. (“Dynamix”)
KGEx.Com
China Network Systems Co., Ltd. (“China Network System”)
Taiwan Fuji Xerox Co., Ltd.
Raymond Chang
Shu-Yun Huang

     The Company is a member of the Koos Group, a major conglomerate in Taiwan. In the normal course of business, the Company conducted certain transactions with the following companies and individuals affiliated with the Koos Group and individuals:

B.     Transactions with Related Parties

a.     Sales to related parties:

	For the years ended December 31,
Related Parties	2001	2002	2003
	NT$	NT$	NT$
Dynamix	$7,190	$—	$—
China Trust Commercial Bank	7,114	10,156	10,195
China Securities Co., Ltd.	960	6,881	11,110
KGEx.com	—	3,248	—
Others	2,966	4,787	2,838

Total	$18,230	$25,072	$24,143

b.     As part of revenue sharing arrangements with circuit partners, payments to related parties for installation and access services are summarized as follows:

	For the years ended December 31,
Related Parties	2001	2002	2003
	NT$	NT$	NT$
Everlasting	$2,198	$5,928	$7,817
Wonderful	2,661	4,060	5,308
GangDu	3,333	3,933	3,913
ChingLain	2,683	2,976	3,419
TeleFirst	2,578	4,178	5,985
KGEx.Com	15,135	29,034	34,569
Others	9,819	12,213	19,321

Total	$38,407	$62,322	$80,332

     Access and installation revenue was recorded net of these payments.

c.     Purchases of property, plant and equipment from a related party are summarized as follows:

	For the years ended December 31,
Related Parties	2001	2002	2003
	NT$	NT$	NT$
China Network Systems	$4,314	$—	$—

d.     The Company incurred sales commission expenses of NT$39,048, NT$2,493 and NT$1,962 for the years ended December 31, 2001, 2002 and 2003, respectively, with its cable partners.

e.     The Company incurred expenses of NT$2,078, NT$4,354 and NT$3,470 for the years ended December 31, 2001, 2002 and 2003, respectively, for consulting services provided by China Network System.

f.     Receivables (non interest-bearing) from related parties resulting from the above transactions are summarized as follows:

	December 31,
Related Parties	2002	2003
	NT$	NT$
China Trust Commercial Bank	$1,753	$1,775
Others	3,952	6,066

Total	$5,705	$7,841

g.     Payables (non interest-bearing) to related parties resulting from the above transactions are summarized as follows:

	December 31,
Related Parties	2002	2003
	NT$	NT$
KGEx.COM	$5,536	$8,788
Everlasting	2,547	1,187
GangDu	337	345
SunCrown	478	739
Others	11,613	2,774

Total	$20,511	$13,833

h.     As of December 31, 2002 and 2003, receivables due from the Company’s former CEO, Mr. Raymond Chang, in the amount of NT$18,534 and NT$12,650, respectively, was derived from a two-year loan agreement, bearing interest as 4.45% per annum, signed between Mr. Chang and the Company on May 1, 2001. When the loan was due in May 2003, the Company requested Mr. Raymond Chang to duly repay the loan. On June 2, 2003, The Company and Mr. Raymond Chang agreed on a payment schedule. The loan was fully repaid on June 15, 2004.

i.     As of December 31, 2002, the Company’s indirectly-owned subsidiary, Tachung Records, had receivables of NT$88,000 from its former shareholders and the receivables were recorded as “other current assets” in the balance sheet. An executive officer of the Company’s subsidiary, Shu-Yun Huang, was one of the debtors and, in accordance with the acquisition agreements with these former shareholders, Shu-Yun Huang was required to be responsible for collecting the receivables as of December 31, 2002. These receivables were fully collected subsequent to December 31, 2002.

j.     The Company leases its office premises from China Life Insurance Co., Ltd. under an operating lease that expires in 2005. The Company incurred rental expenses of NT$47,567, NT$12,910 and NT$12,800 with China Life Insurance Co., Ltd. for the years ended December 31, 2001 and 2002 and 2003, respectively.

k.     Total bank deposits with a related party are summarized as follows:

	December 31,
Related Parties	2002	2003
	NT$	NT$
China Trust Commercial Bank-Total	$683,746	$469,772

Note 19.     FINANCIAL INSTRUMENTS

     The carrying amount of the Company’s cash and cash equivalents approximates their fair value because of the short maturity of these instruments. The carrying value of receivables and payables approximates their market values based on their short-term maturities. The carrying value of the Company’s available-for-sale investments approximates market values based on the quoted market price or fair value of the securities at year-end. No cash dividends were received during the three-year period ended December 31, 2003.

Note 20.     COMMITMENTS AND CONTINGENCIES

(a)     Operating Leases

     Future minimum payments under operating leases, including those with a related party as disclosed in Note 18, for the Company’s office premises consisted of the following as of December 31, 2003:

year	NT$
2004	$197,254
2005	115,121
2006	65,628
2007	44,093
2008 and after	8,077

     Rental expense for the above operating leases amounted to NT$78,411, NT$175,715 and NT$250,120 for the years ended December 31, 2001, 2002 and 2003, respectively.

(b)     Contingencies

     In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company in connection with the initial public offering of its stock. There are 309 issuers who are defendants in this class action.

     The complaint alleged that the Company violated Sections 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On February 19, 2003, the court issued an Opinion and Order on the Company’s motions to dismiss the Rule 10b-5 claims without prejudice while the Section 11 claims survived the motion.

     On June 26, 2003, the plaintiffs’ executive committee proposed a settlement between plaintiffs and issuer defendants, including GigaMedia’s officer and director defendants. A memorandum of understanding of proposed settlement has been approved to form of counsel for the issuers and the process of obtaining individual approval from each of 309 issuer defendants is underway. The proposed settlement is subject to approval by the district court. However, the proposed settlement does not resolve plaintiffs’ claims against the underwriter defendants.

     The principal components of the proposed settlement include (i) a release of all of plaintiffs’ claims against the issuer defendants and their officers and directors which have, or could have, been asserted in this litigation arising out of the conduct alleged in the amended complaints to be wrongful, (ii) the assignment by the issuers to the plaintiffs of certain potential claims against the underwriter defendants and the agreement by the issuers not to assert certain claims against the underwriter defendants, and (iii) an undertaking by the insurers of the issuer defendants to pay to plaintiffs the difference (the Recovery Deficit) between $1 billion and any lesser amount recovered from the underwriter defendants in this litigation. If recoveries in excess of $1 billion are obtained by plaintiffs from the underwriters, the insurers of the settling issuer defendants will owe no money to the plaintiffs. The plaintiffs and issuer defendants are currently negotiating the final settlement agreement. Once the settlement agreement is agreed-upon, it must be approved by the district court.

     Neither the Company nor the Company’s defendant attorney is able to assess the likelihood of an unfavorable outcome and can determine as to the amount or range of potential loss, if any. The Company has entered into an insurance policy with American Insurance Group with US$10 million of liability coverage in which the Company is required to pay US$500,000 deductible. Accordingly, the Company has recorded a provision of US$500,000, representing the Company’s deductible amount, related to these claims. The Company believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

Note 21.     CONCENTRATION OF RISKS

Concentration of Credit Risk

     The Company’s online business provides Internet access and online content services over the Internet to customers located in various cities in Taiwan. The Company requires a security deposit from those customers who lease cable modems for potential damages to the cable modem as well as uncollected monthly charges at termination, but generally does not perform credit evaluations of its customers.

     The Company’s offline business requires cash or credit card payments at the point of sale. Accordingly, the Company’s exposure to credit risk of its offline business is considered remote.

     None of the Company’s customers accounted for over 10% of net operating revenues in 2003, 2002, and 2001 or the balance of notes receivable and accounts receivable as of December 31, 2003 and 2002.

Cash Risk

     The Company maintains cash, cash equivalents and short-term and long-term investments with various financial institutions, a majority of which are located in Taiwan. The Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company has not sustained material credit losses from instruments held in financial institutions.

Concentration of Exchange Rate Risk

     The exchange rate risk of the Company’s online business is mainly derived from purchases of cable modems from internationally reputable vendors with US dollar-denominated pricing and payments for professional fees and commission expenses denominated in US dollars. Fluctuations in exchange rates between the US dollar and the NT dollar will subject the Company to exchange rate risk.

     The Company’s offline business purchases inventories from vendors in Taiwan. The purchases are denominated in NT dollars. Hence, the Company does not have exposure to exchange rate risk for offline business.

     All of the Company’s operations are located in Taiwan and all of its sales are denominated in NT dollars. Accordingly, the Company does not have exposure to exchange rate risk from its sales transactions.

Note 22.     SEGMENT INFORMATION

Segment data

     Prior to 2002, the Company managed its business and measured results based on a single Internet-related service industry segment. Due to the acquisitions of Rose Records and Tachung Records in 2002, the Company has two reportable segments: an online broadband ISP business segment and an offline music distribution business segment. The online broadband ISP business segment mainly derives its revenues from Internet-related services, including (1) Internet access, (2) sales, rental and installation of cable modems, (3) Web development, and (4) advertising and others. Offline music distribution business segment mainly derived its revenues from the sales of compact disc, video compact disc, digital versatile disc, audio and videocassettes, and related accessories from its directly-owned stores in Taiwan.

     The Company’s management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States of America. Management measures the performance of each segment based on several metrics, including income or loss from operations.

     Financial information for each reportable segment was as follows as of and for the years ended December 31, 2002 and 2003:

	Online Segment	Offline Segment	Total
	NT$	NT$	NT$
2002:
Segment profit or loss:
Net revenue from external customers	$665,656	$1,890,153	$2,555,809

Loss from operations	$(455,595)	$(340,839)	$(796,434)

Interest income	$17,940	$3,894	$21,834

Interest expenses	$—	$(1,392)	$(1,392)

Depreciation	$(166,373)	$(29,973)	$(196,346)

Amortization, including intangible assets	$(75,994)	$(21,465)	$(97,459)

Income tax benefit	$4,383	$—	$4,383

Impairment loss on goodwill and intangible assets	$(80,627)	$(242,938)	$(323,565)

Segment assets:
Additions to property, plant and equipment, net	$89,060	$215,681	$304,741

Additions to intangible assets	$35,110	$257,726	$292,836

Additions to goodwill	$—	$268,327	$268,327

Total assets	$2,508,511	$1,201,854	$3,710,365

	Online Segment	Offline Segment	Total
	NT$	NT$	NT$
2003:
Segment profit or loss:
Net revenue from external customers	$671,253	$2,608,869	$3,280,123

Loss from operations	$(188,850)	$(243,522)	$(432,372)

Interest income	$7,799	$2,464	$10,263

Interest expenses	$—	$(1,247)	1,248

Depreciation	$(159,391)	$(20,878)	$(180,269)

Amortization, including intangible assets	$(43,112)	$(33,567)	$(76,679)

Income tax expenses	$4,776	$103	$4,879

Impairment loss on property, plant and equipment	$53,567	$—	$53,567

	Online Segment	Offline Segment	Total
	NT$	NT$	NT$
Impairment loss on goodwill	$—	$25,389	$25,389

Segment assets:
Additions to property, plant and equipment, net	$58,564	$7,251	$65,815

Total assets	$2,393,223	$862,695	$3,255,918

     The reconciliation of segment information to GigaMedia consolidated totals were as follows for the years ended December 31, 2002 and 2003:

	2002	2003
	NT$	NT$
Loss from operations:
Total segments	$(796,434)	$(432,372)
Corporate and unallocated costs and expenses	(28,315)	(55,108)

Total GigaMedia consolidated	$(824,749)	$(487,480)

Interest income:
Total segments	$21,834	$10,263
Corporate and unallocated interest income	13,071	4,151

Total GigaMedia consolidated	$34,905	$14,414

Total assets:
Total segments	$3,710,365	$3,255,918
Corporate and unallocated total assets	985,673	813,424

Total GigaMedia consolidated	$4,696,038	$4,069,342

Major Customers

     No single customer represented 10% or more of GigaMedia’s total net revenues in any period presented.

Geographic Information

     All of the Company’s operations are located in Taiwan and its revenues are all derived from customers located in Taiwan. Accordingly, the Company is not required to disclose geographic information in any period presented.

Note 23.     SUBSEQUENT EVENTS

     On March 17, 2004, the Company entered into an agreement with GV Holding Company and three individuals, who are the shareholders of GV Holding Company, to acquire all of the issued and outstanding shares of the capital stock of Grand Virtual Inc., Grand Virtual (Alderney) Limited and Grand Virtual Limited (collectively referred to herein as “GV”) for a cash consideration of US$32,500 thousand. The Company plans to finance this acquisition by its cash and cash equivalents and short-term investments.

     GV is a software developer and application service provider. The company’s core operations, developing software for online entertainment services including online gaming and social networking, were established in 1997. As an application service provider, GV also offers “turnkey” solutions for games of skill and chance, which it sells predominantly to online licensees in Europe and Asia. GV has approximately 40 employees and operations are based in Cambridge, Massachusetts.