Form 20-F
period 2004-12-31
GIGAMEDIA LTD
filed 2005-06-30
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 000-30540

GIGAMEDIA LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE

(Jurisdiction of incorporation or organization)

14th Floor, 122 TUNHWA NORTH ROAD, TAIPEI, TAIWAN, R.O.C.

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

USE OF CERTAIN TERMS

In this annual report, all references to (i) “we”, “us”, “our”, “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, (ii) “Shares” are to ordinary shares of our Company, par value NT$10, (iii) “CESL” are to Cambridge Entertainment Software Limited (previously known as Grand Virtual International Limited), a company incorporated under the laws of British Virgin Islands and (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, or ROC. All references in this annual report to “U.S. dollar”, “$” and “US$” are to United States dollars and all references to “NT dollar” and “NT$” are to New Taiwan dollars.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Exchange Rates

Our consolidated financial statements have historically been reported in New Taiwan dollars. Effective January 1, 2004, we adopted the United States dollar as our reporting currency because operations denominated in the United States dollar have represented an increasing portion of our business following the acquisition of our entertainment software business. Comparative financial information has been recast as if the United States dollar had been used as our reporting currency for the periods ended and as of December 31, 2002, 2003 and 2004.

The financial information for the periods presented has been translated based on the following exchange rates:

	2000	2001	2002	2003	2004
Year-end	33.08	34.95	34.75	33.97	31.71
Weighted average	31.24	33.83	34.55	34.40	33.41

Assets and liabilities in our balance sheet denominated in non-U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of operations denominated in non-U.S. dollars are translated into U.S. dollars using the weighted average exchange rates. See Note 1 of our consolidated financial statements for additional information. Certain other operating financial information denominated in non-U.S. dollars, not included in our consolidated financial statements and provided in this annual report is translated using weighted average exchange rates.

A. Selected Financial Data

The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002, and the selected consolidated statement of operations data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements for the years ended December 31, 2000 and 2001, which are not included in this annual report. The audited consolidated financial statements for the years ended December 31, 2000 and 2001 were stated in NT dollars. We have converted certain information in such financial statements into US dollars for inclusion in this annual report for the convenience of investors using the exchange rates provided under “Exchange Rates” above. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5—”Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report.

For the Years Ended December 31,

(in thousands except for income/loss per share amounts)

	2000	2001	2002	2003	2004
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:

OPERATING REVENUES
Sales/rental	4,059	221	53,956	74,390	65,594
Software licensing and online entertainment revenues	0	0	0	0	11,434
Access revenues	4,963	11,522	18,493	18,829	20,960
Promotional and advertising revenues	857	149	949	1,595	1,501
Other revenues	1,043	255	578	538	330

Total	10,922	12,147	73,976	95,352	99,819

COSTS AND EXPENSES
Costs of sales/rental/installation	(8,930)	(4,239)	(48,808)	(65,238)	(52,627)
Operating costs	(31,729)	(48,420)	(18,376)	(18,120)	(15,586)
Web development expenses	(742)	(362)	0	0	0
Product development and engineering expenses	(1,813)	(3,147)	(1,865)	(1,211)	(2,513)
Selling and marketing expenses	(12,290)	(8,442)	(12,368)	(14,530)	(17,630)
General and administrative expenses	(7,552)	(6,375)	(6,134)	(7,973)	(8,200)
Bad debt expenses	(54)	(1,190)	(931)	(156)	(247)
Impairment loss on goodwill	0	0	(7,032)	(738)	0
Impairment loss on intangible assets	0	0	(2,334)	0	0
Impairment loss on property, plant and equipment	0	0	0	(1,557)	0

Total	(63,110)	(72,175)	(97,848)	(109,523)	(96,803)

Income (Loss) from continuing operations	(38,616)	(53,536)	(20,600)	(17,222)	2,163

Net Income (Loss)	(38,616)	(53,542)	(18,466)	(14,095)	1,682

Income (loss) per share (in dollars) from continuing operations	(0.79)	(1.07)	(0.41)	(0.34)	0.04
Net Income (loss) per share (in dollars) – basic and diluted	(0.79)	(1.07)	(0.37)	(0.28)	0.03

As of December 31,

(in thousands)

	2000	2001	2002	2003	2004
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Current Assets	243,850	175,476	82,812	77,709	67,726
Property, plant and equipment- net	16,176	20,188	21,264	15,636	15,056
Intangible assets-net	28,658	361	6,964	6,199	8,372
Total Assets	293,543	230,688	135,138	119,792	125,977
Total Shareholders’ Equity	282,873	224,468	104,169	90,363	95,971

Capital stock amount (common shares)	15,565	15,565	15,565	15,565	15,565
Number of shares (basic, in thousands)	50,154	50,154	50,154	50,154	50,154
Dividend declared per share (in dollars)	0	0	0	0	0

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We have a history of losses and cannot assure you that we will not incur substantial losses in future periods

We have incurred net losses in each of our previous fiscal years except 2004, in which we recorded our first ever full-year profit with net income of US$1.7 million. Our history of losses was a result of the substantial costs we incurred in operating our broadband Internet access services and music distribution business and the decrease in revenues from our music distribution business. Our limited operating history and market conditions make predicting our results of operations difficult, and we may incur substantial losses in the future.

We may have operating losses in the future and we may not be able to sustain net profitability due to several factors, including:

•	declines in revenues from our music distribution business;

•	increased selling and marketing expenses;

•	further decreases in the value of our prior investments, including our entertainment software business and marketable securities;

•	additional acquisition activities related to the growth and development of our entertainment software business;

•	greater levels of product development expenses;

•	potential or actual loss of key clients and business partners;

•	our potential decision to exit current low-margin businesses, which if taken will cause revenues to decline; and

•	our potential decision to discontinue certain products and services or to dispose of certain investments.

In addition, after the adoption of a new accounting standard in 2002, we are required to perform annual impairment tests of goodwill. As a result, we wrote off goodwill associated with the music distribution business in the amount of US$7.0 million in 2002 and US$738 thousand in 2003, which reduced our profitability in both years. As of December 31, 2004, we carry goodwill in the amount of US$29.6 million associated with the entertainment software business we acquired in 2004. Any write-off of goodwill in the future may have a negative impact on our financial results.

Our businesses face intense competition, which may adversely affect our revenues, profitability and planned business expansion

We face competition from many competitors, and we expect to face competition from additional potential competitors, including competitors with:

•	significantly greater technological, financial, sales and marketing resources;

•	larger customer bases and longer operating histories;

•	greater name recognition; and

•	more established relationships with music label companies, cable partners, advertisers, content and application providers and/or other strategic partners than we have.

COMPETITION IN THE MUSIC DISTRIBUTION BUSINESS. Taiwan’s retail music distribution industry is fragmented and competitive. In addition to our Rose Records and Tachung Records chains, there are several other record distribution chains operating in Taiwan as well as convenience stores, individual music stores and night markets. Hypermarket chains, such as Carrefour and specialty entertainment chains, such as FNAC, reflect a small, but growing, segment of the market; some of these competitors have greater financial and other resources than us, and have been expanding into our markets. Alternative distribution channels, such as Internet sale of physical recorded music and Internet-based music downloads or streaming, which enjoy lower inventory and distribution costs, have also begun to emerge in recent years as competitive distribution channels and have adversely affected our popular music sales. Going forward, we anticipate that an increasing proportion of popular music sales is likely to continue to be effected through such alternative distribution channels, particularly Internet-based downloading, which will further erode our sales of popular music. Further, we expect continued growth in competing home entertainment options, including the Internet and large numbers of television and music channels offered by cable companies. In addition, the prevalent practice of physical and online piracy in Taiwan presents a continuing threat to the music distribution industry in Taiwan. Competition may reduce sales at music stores, put pressure on gross margins, increase operating expenses and reduce profit margins. There can be no assurance that the retail music business will continue to be a viable business, that retail stores will continue to be a primary distribution channel for recorded music, or that we will continue to compete successfully within the retail music store sector or the retail music business generally.

COMPETITION IN THE BROADBAND ISP BUSINESS. Our main competitors in the consumer broadband ISP business are fixed-line service providers and other ISPs in Taiwan that offer asymmetrical digital subscriber line, or ADSL, broadband services, including Chunghwa Telecom’s HiNet, the overwhelmingly dominant provider of broadband services; Taiwan Fixed Network, a fixed-line service provider; and Seednet, SoNet and Asia Pacific Online, all Internet service providers. Our competitors also include cable-based Internet access companies that have developed their own cable-based services and market those services to cable operators and those that are seeking to contract with cable operators to bring their services into geographic areas that are not covered by an exclusive relationship between our Company and our cable partners. Our corporate ISP business faces competition from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, Sparq’s NCIC and Asia Pacific Online. In recent years, we have experienced a reduction in the number of our new consumer subscribers and our total consumer subscribers. The primary basis of competition in the Internet access business industry is price. We can offer no assurance that we will be able to attract new subscribers or retain existing subscribers, as a result of which our revenues may decline. Due to this intense competition, there may be a limited market opportunity for our broadband access services. We cannot assure you that we will be successful in achieving widespread acceptance of our services before our competitors offer services similar to our current or prospective offerings, which might preclude or delay purchasing decisions by potential subscribers or cause us to lose our existing subscribers.

COMPETITION IN THE ENTERTAINMENT SOFTWARE BUSINESS. The Internet entertainment software industry is characterized by rapid technological change and we face significant and intense competition from online entertainment software design houses and application service providers. However, given the low barrier to entry of software industry and the increasing popularity of Internet-based businesses, there are a large number of potential competitors from many different segments of software and Internet industries. We also face the likelihood of new competitors entering this industry, including traditional entertainment service providers, many of which have significant financial resources. Traditional entertainment service providers might expand and provide an Internet-based entertainment service and such internet service providers and entertainment service provider may also develop and offer the underlying software solutions and tools to others, and thus directly compete with us. Some of our competitors and those of Ultra Internet Media, S.A., or UIM, our sole licensee, are more established, enjoy greater market recognition, are substantially larger and have substantially greater resources and distribution capabilities than we do. There is no assurance that we or UIM will be able to compete successfully with existing and future competitors, which could have a material and adverse effect on our business, financial condition or results of operations. See Item 4 — “Information on the Company — Entertainment Software Business — Competition” for additional information.

Our entertainment software business has a sole licensee, and any adverse effect on its business could have an adverse effect on our revenues, operating results and financial condition

All of our revenues from our entertainment software business are derived from UIM, currently sole licensee of our software products, the results of which have been consolidated into our financial statements as of and for the nine months ended December 31, 2004. See Item 5 — “Operating and Financial Review and Prospects — A. Operating Results — Overview — Consolidation of UIM Under FIN 46(R)” for more details. We do not own any shares of UIM or control its management and hence have no control over its business decisions. A decision by UIM to terminate its contract with us or any adverse effect on its business, operating results or financial performance could have a direct adverse effect on our business, operating results and financial performance. Further, any significant increase in UIM’s liabilities or decrease in its assets would adversely affect our balance sheet. We continue to explore developing business relations with other clients but there is no assurance that such efforts will be successful.

Our results of operations are subject to significant fluctuations, which may adversely affect our business and financial results

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. The key factors affecting our music distribution business include the frequency with which “hit” music titles are introduced, the seasonality of market demand for our retail music products and our ability to enter into and maintain strategic alliances with major record companies. The main factors affecting our broadband Internet service provider, or ISP, business include price competition in the Internet access business, the rate at which new customers subscribe to our services, subscriber turnover rates and the pace of rollout of our service. The key factors affecting our entertainment software business include availability of Internet infrastructure, existing and new competitors, the retainment of key licenses by our licensee, our relationship with our licensee and the regulatory restrictions applicable to the Internet gaming industry. In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.

Our efforts to improve the performance of our music distribution business may be unsuccessful

We operate Taiwan’s two largest music store chains. This business experienced substantial operating losses in 2002 and 2003 in line with a decline in the value of worldwide sales of recorded music. Illegal downloading of music from the Internet, CD ROM piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. We have taken steps with a view to improving the performance of this business, including, among other things, reducing costs, improving our management information systems with a view to operating the business more efficiently and improving our operating margins, and implementing a store sharing strategy to lower fixed costs for the stores and generate extra revenues. In 2004, our music distribution business recorded an operating income of US$542 thousand, representing a US$7.6 million turnaround from an operating loss of US$7.1 million in 2003, mainly due to a decrease in costs and expenses to approximately US$66.4 million in 2004 from approximately US$82.9 million in 2003. Total revenues decreased to approximately US$67.0 million in 2004 from approximately US$75.8 million in 2003. However, we cannot assure you that our strategies for our music distribution business will continue to be successful. This business may still incur losses in the future, which would likely have a material and adverse effect on our financial condition and results of operations.

The nature of the music industry and the impact of technological innovations and the prevalence of piracy could materially and adversely affect our business, financial condition or results of operations

Our music distribution business is affected by the release of “hit” music titles, which can create trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of “hit” titles. Also, retail music sales in Taiwan are typically higher during the Chinese New Year and in the summer due to increased store traffic and buying by students and youths on school vacation. Rose Records and Tachung Records are similarly exposed to this trend in seasonality of sales, and rely heavily on the Chinese New Year and summer sales to achieve annual financial targets. Any disruption in sales during this period could have an adverse affect on our revenues from the music distribution business.

Our business is also affected by changes in music entertainment technology. While technological advances such as CDs have had a favorable impact on industry growth in the past, there is no assurance that future advances will continue to have a favorable impact on distributors of music entertainment product. While DVD–Audio, DualDisc and downloadable digital files are thought to represent potential new avenues for growth, no significant new legitimate audio format has yet emerged to take the place of the CD. Moreover, the Internet and cable set-top boxes, coupled with high quality digital recording technologies, facilitate and encourage direct downloading of recorded music by consumers, reducing the demand for CDs, thus negatively impacting the physical retail music distribution channels.

We may have difficulty addressing the threats to our business associated with home copying and Internet downloading

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to create unauthorized copies of our recordings in the form of, for example, CDs and MP3 files. We believe that in the future, younger purchaser of popular music are likely to turn increasingly to alternative music distribution channels, such as Internet-based downloads, and that an increasing proportion of the physical retail music distribution will comprise more specialized areas of music, such as classical and jazz. A substantial portion of our revenues comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread dissemination on the Internet without an economic return to us.

Organized industrial piracy may lead to decreased sales

The global organized commercial pirate trade is a significant threat to the music industry. Worldwide, industrial pirated music (which encompasses unauthorized physical copies manufactured for sale but does not include Internet downloads or home CD burning) is estimated to have generated over US$4.5 billion in revenues in 2003, according to International Federation of the Phonographic Industry, or IFPI. IFPI estimates that 1.1 billion pirated units were manufactured in 2003. According to IFPI estimates, approximately 35% of all music CDs sold worldwide in 2003 were pirated. Unauthorized copies and piracy contributed to the decrease in the volume of legitimate sales and put pressure on the price of legitimate sales. They have had, and may continue to have, an adverse effect on our business.

The benefits of our exclusive agreements with certain cable partners may be substantially diminished by open-access proposals, which would require our exclusive cable partners to grant our competitors access to their systems

We have entered into exclusive agreements with 11 out of 19 of our cable partners granting us the exclusive right to provide services through their cable systems. As per new regulations in Taiwan, our cable partners must obtain leased-circuit licenses to provide their circuits to us in order for us to provide two-way cable services. In addition, any holder of leased-circuit licenses, including any of the cable partners having exclusive relationships with us, may be required to grant our competitors access to its cable system if it is deemed to be a dominant leased-circuit operator. In that event:

•	other Internet and online service providers could potentially provide services over these cable partners’ cable systems that compete with our services;

•	our rights as the exclusive broadband Internet access provider over these cable partners’ systems could be lost; and

•	our business, financial condition and results of operations would likely be adversely affected.

See Item 4 — “Information on the Company — B. Business Overview — Music Distribution Business — Industry Overview” for additional information.

The markets for our broadband ISP business and entertainment software business are characterized by rapid technological changes, and our inability to respond quickly and sufficiently to new Internet technologies or standards may have a material adverse effect on our business

The markets for our broadband ISP business and entertainment software are characterized by rapid technological advances, evolving industry standards, changes in user requirements and frequent new service introductions and enhancements. The number of consumer subscribers of our broadband ISP services declined from approximately 108,000 in 2002 to approximately 95,000 in 2004. If we are unable to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our products and services, or we are unable to respond quickly and sufficiently to new technologies or standards, we may not be able to attract new customers and our business and financial results may be materially and adversely affected.

Our broadband ISP business and entertainment software business depend on the reliability of our network infrastructure, which is subject to physical, technological, security and other risks

The development and operation of our online networks are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity for customers. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of security by computer viruses, break-ins or otherwise. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and operating results. An increase in the volume of usage of online services could strain the capacity of our software and hardware employed, which could result in slower response time or system failures. We do not have redundant facilities in the event of an emergency, but we have a variety of backup servers at our primary site to deal with system failures.

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

The worldwide legal and regulatory environment in which our entertainment software business operates embodies uncertainties that could adversely affect our business and operating results

UIM, the sole licensee of our software products and our business of software development and application service provision itself are subject to applicable laws and regulations in various jurisdictions. Companies and consumers involved in Internet gaming are located around the world, including the end users of our licensee. As such, it is in many cases uncertain which governments have authority to regulate or legislate with respect to different aspects of this industry. The Internet gaming industry is still in an early stage of development, and as such, the worldwide legal and regulatory environment in which the business operates is highly fluid, and subject to change. Most foreign jurisdictions have some form of legal framework applicable to games of chance, but few provide any guidance on how this framework applies to Internet gaming. Issues such as physical location of the gaming event, foreign jurisdictional law, “Cyberlaws”, and “control of the Internet” all make traditional legal and regulatory laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. Due to the uncertainties in the worldwide legal and regulatory environment in which our entertainment software business operates, we cannot assure you that our status or operations as an application service provider to the gaming industry is in compliance with all laws and regulations of the jurisdictions in which we operate, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and operating results. Also, the substantial uncertainties in the global regulatory environment relating to online gaming expose us to a real risk of regulatory authorities in various jurisdictions considering us as providing online gaming services rather than only providing software and application services to our licensee and hence subjecting us to gaming regulations in such jurisdiction.

Our Company and the industry as a whole may be affected by efforts by members of the U.S. Congress to ban certain Internet gambling. Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S-627 in the U.S. Senate. In June 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late October 2003, the U.S. Senate’s Committee on Banking, Housing, and Urban Affairs placed an amended version of S-627 on the Senate Legislative Calendar under General Orders. We continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensee and ultimately our Company. If this legislation passes and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the continued operation of our entertainment software business.

In November 2004, the World Trade Organization, or WTO, found that the U.S. was in violation of its commitments under the General Agreement on Trade in Services, or GATS, by not allowing operators of online gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and, in April 2005, the Appellate Body of the WTO found that the provisions of the Wire Act, Travel Act and Illegal Gambling Business Act are inconsistent with the U.S.’s obligations under the GATS, but also that the U.S. had shown that such measures are necessary to protect public morals or maintain public order and therefore fall within an exception to its general obligations. However, the Appellate Body further found that, in the light of U.S. legislation in respect of online gambling on horseracing, the U.S. had failed to demonstrate that the Wire Act, Travel Act and Illegal Gambling Business Act are applied equally to both foreign and domestic providers of online gambling services for horseracing and therefore recommended that the U.S. bring its legislation into conformity with its obligations under the GATS.

It is unclear what steps the U.S. will take following the decision of the Appellate Body of the WTO and whether the threat of any sanction or fine relating to a failure to implement the recommendation of the Appellate Body would be sufficient to lead to a change in U.S. online gaming policy. A number of states are lobbying/petitioning the U.S. authorities to ensure they retain the ability to regulate state gaming and that this ability is not affected by the WTO decision.

The adoption of new laws or changes to or the application of existing laws relating to Internet commerce may affect the growth of our entertainment software business

In addition to regulations pertaining specifically to online entertainment, we may become subject to a number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. Moreover, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. However, the application of such pre-existing U.S. and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The United States Federal Trade Commission and government agencies in certain states of the United States have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if these agencies choose to investigate, or if any new regulations regarding the use of personal information are introduced affecting the way in which we do business.

New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

We are subject to risks associated with all of our entertainment software business conducted in non-U.S. jurisdictions

All of our revenues is derived from licensing and support fees in non-U.S jurisdictions. We currently provide user interface and end-user support in 16 languages. Our ability to further expand our business in certain countries will require modification of our products, particularly domestic language and currency support. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world. However, there can be no assurance that we will be able to sustain or increase revenues derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

In addition to uncertainty regarding the local legal status of Internet gaming in other jurisdictions, there are certain difficulties and inherent risks faced by our subsidiary, CESL, in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we or our subsidiaries operate, and in which our licensee’s customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

Online gaming is a relatively new industry and therefore, we do not know if the market will continue to develop and our products and services will continue to be in demand

Both the Internet and online gaming industries are relatively new industries that continue to rapidly evolve and are characterized by an increasing number of market entrants. The demand and market acceptance for recently introduced products and services are typically subject to a high level of uncertainty. The success of our entertainment software business will depend on the widespread adoption of the Internet for commercial transactions. There can be no assurance that entertainment on the Internet will become widespread.

All of our revenues from our entertainment software business to date have been derived from the licensing of our online entertainment software and the support of our associated services through our licensing subsidiary. Our continued success will depend in large part upon the success of our online entertainment software. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

We may be vulnerable to delays or interruptions due to our reliance on other parties

Our electronic commerce product for handling transactions over the Internet relies on ISP to allow our licensee’s customers and servers to communicate with each other. If all of the ISPs experienced lengthy service interruptions, it would prevent communication over the Internet and would greatly impair our ability to carry on business.

Our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for certain types of system problems, we are developing a formal disaster recovery plan. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

The licensee of our entertainment software depends on credit card transactions for a substantial portion of the deposits or payments by their customers

Our entertainment software business derives all of its revenues from its licensee. A substantial portion of the deposits or payments made to our licensee are made through credit card transactions. If credit card companies were to stop processing online gaming transactions, either generally or in jurisdictions where our licensee operates, our entertainment software business could be materially and adversely affected.

Many issuing banks of major credit cards decline authorization to U.S. persons who attempt to use their credit cards for online gaming. We may be adversely affected by the provisions of the U.S. Patriot Act. U.S. and non-U.S. banks which process online gaming transactions for U.S. persons face potential criminal proceedings under the U.S. Patriot Act, as U.S. jurisdiction under the Patriot Act extends to non-U.S. banks that have correspondent accounts in the United States. This could result in issuing banks deciding not to process online gaming transactions generally. For example, following pressure from Eliot Spitzer, in June 2002 Citibank started to block credit card payments to known online gaming sites and, later that year, the Delaware payment processing firm PayPal stopped processing payments for the purposes of online gaming. In addition, it is possible that other jurisdictions may enact legislation or take other actions which result in credit card companies being unwilling or unable to process online gaming transactions.

Furthermore, there is a higher incidence of fraud associated with online credit card payments than with respect to other types of transactions, which could further discourage issuing banks from processing online gaming transactions.

Defects in our entertainment software and application services could harm our reputation and thus our business

The performance of our entertainment software and application service is critical to the success of our entertainment software business, which is subject to serious potential risks. These risks include the risk of defects in our software and application service or system failures, which could result in losses to our licensee, end users and to us; and the risk from claims resulting from losses to end users, which could damage our reputation and subject us to liability.

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

We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Moreover, even if we are able to continue our operations, any failure to obtain additional financing could have a material and adverse effect on our business, financial condition and results of operations and we may need to delay the deployment of our services. See Item 5 — “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

We believe that we were a passive foreign investment company for the taxable year 2004 and we may continue to be classified as a passive foreign investment company for the taxable year 2005. As a result, unless you determine to make a “qualifying electing fund” or mark-to-market election, you may be subject to materially adverse tax consequences with respect to our shares

Based upon an analysis of our income and assets for the 2004 taxable year, we believe that we were a passive foreign investment company for the 2004 taxable year and we may continue to be classified as a passive foreign investment company for the taxable year 2005. For a discussion of the factors that will affect whether or not we are classified as passive foreign investment company, see Item 10 — “Additional Information — E. Taxation — United States Federal Income Tax Considerations For U.S. Holders — Passive Foreign Investment Company Rules”. If you are a U.S. person holding our shares, (or have held our shares during a taxable year in respect of which we were classified as a passive foreign investment company and you continue to hold such shares or portion thereof) and we continue to be a passive foreign investment company and you do not determine to make a “qualifying electing fund” or mark-to-market election, you will be subject to special U.S. federal income tax rules that may have materially adverse tax consequences and will require annual reporting. See Item 10 — “Additional Information — E. Taxation — United States Federal Income Tax Considerations For U.S. Holders — Passive Foreign Investment Company Rules”.

Fluctuations in the exchange rates between U.S. dollar and other currencies in which we do our business could adversely affect our profitability

Our financial results since January 1, 2004 are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate. The operations of our entertainment software licensee are conducted in most major currencies, including U.S. dollars, British pound sterling and Euros and we earn revenues from these sources in such currencies, as well as incurring expenses in U.S. dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the reported results of our entertainment software business. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our controlling shareholder has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, and their interests may conflict with your interests

Members of the Koo family currently beneficially own approximately 21.45% of our outstanding shares. Accordingly, such members of the Koo family have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of such members of the Koo family may differ from or conflict with your interests.

Our transactions with affiliates may not benefit us and may harm our Company

We have entered into several transactions with our affiliates. Our policy is that transactions with affiliates are to be conducted on an arm’s-length basis and on terms as favorable to us as with non-affiliates. However, we cannot assure you that all our future transactions with affiliates will be beneficial to us.

Our operating results and financial condition are affected by general economic conditions, levels of consumer spending, political stability as well as the occurrence of natural disasters and epidemics

Our operating results and financial condition, particularly in relation to our music distribution business and our entertainment software business, are directly dependent upon general economic conditions and levels of consumer spending. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons which are common in Taiwan, can result in disruption to our business or the businesses of our customers. Similar occurrences in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations. Past economic downturns have resulted in lower levels of consumer spending, thus negatively impacted our sales and profit. There can be no assurance that rising interest rates, an economic recession, other adverse economic developments, or natural disasters or epidemics will not have a material adverse effect on our cashflow, profitability or financial condition.

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and China

Our principal executive offices and our operations in respect of our broadband ISP and music distribution businesses are located in Taiwan and all of our net revenues in respect of our broadband ISP and music distribution businesses are derived from customers in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The People’s Republic of China, or the PRC, asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if any foreign power interferes in Taiwan’s affairs. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our broadband ISP and music distribution businesses.

We may be subject to heightened scrutiny by Taiwan’s Fair Trade Commission due to our sizeable share of the recorded music retail distribution market in Taiwan, which could result in new regulations that may negatively impact our results of operations

Since we hold a sizeable market share of Taiwan’s recorded music retail distribution market, we could be deemed a monopoly by Taiwan’s Fair Trade Commission. This could result in heightened scrutiny of our music distribution operations. Any existing or new regulations that govern the activities of a monopoly could restrict the scope of our music distribution business, which could negatively impact our financial condition and results of operations.

Our subsidiary’s ability to distribute dividends to us may be subject to restrictions under Singapore and Taiwan laws

We are a holding company, and some of our assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia, Rose Records and Tachung Records. Accordingly, our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by these subsidiaries in Taiwan. The distribution of dividends from these subsidiaries in Taiwan to us is subject to restrictions imposed by Taiwan and Singapore corporate and tax regulations, which are more fully described in Item 5— “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Dividends from Our Subsidiaries in Taiwan”. In addition, although there are currently no foreign exchange control regulations, which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

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

There are anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our Company, which may adversely affect the price of our shares

There are provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our Company. Anyone acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares. A person holding between 30% and 50% of our voting shares, either on his own or together with parties acting in concert with him, must also make a takeover offer if that person acquires additional voting shares in excess of 1% of the total number of voting shares in any six-month period. These provisions may discourage or prevent transactions that involve an actual or threatened change of control of our Company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.

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

We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect our proprietary software, trade secrets and similar intellectual property. These are especially critical to our entertainment software business. We can offer no assurance that our efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. We may have to engage in litigation to enforce and protect our trade secrets and other intellectual property rights. We may also be sued for allegedly infringing the rights of others or to determine the scope and validity of their intellectual property rights. Any litigation involving proprietary rights could be costly, require us to seek licenses from third parties and prevent us from selling our products and services, any of which could have a material adverse effect on us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Our legal and commercial name is GigaMedia Limited. We were incorporated in September 1999 as a company limited by shares organized under the laws of the Republic of Singapore. Our Singapore company registration number is 199905474H. Our principal executive offices are located at 14th Floor, 122 TunHua North Road, Taipei, Taiwan, and our telephone number is country/city code 886/2 and number 8770-7966. Our Web site address is: www.giga.net.tw.

Prior to the finalization of our acquisition of Taiwan’s two leading music store chains in February, September and December of 2002, all our operations were conducted primarily through our wholly-owned subsidiary, Hoshin GigaMedia. Hoshin GigaMedia commenced operations in October 1997 and was incorporated in October 1998 in Taiwan. Hoshin GigaMedia, as an unlisted Taiwanese company, could not publicly offer its shares to investors outside of Taiwan. To enable us to offer our shares to international investors, we were incorporated in Singapore in September 1999 and acquired 99.99% of Hoshin GigaMedia in November 1999. In October 2002, we acquired the 0.01% of Hoshin GigaMedia we did not own.

We completed the initial public offering of our shares on February 24, 2000. Our shares trade on the NASDAQ National Market under the symbol “GIGM”. We were the first Internet company based in Taiwan to list on the NASDAQ National Market.

In 2002, we acquired Rose Records (formerly known as Point Records Co., Ltd.) and Tachung Records (formerly known as Music King Co., Ltd.), Taiwan’s two largest music store chains, respectively, with a view to expanding our business to retail entertainment services.

In April 2004, we acquired the business and operations of Grand Virtual, Inc. and related affiliates, a privately-held entertainment software developer and application service provider, through CESL, our wholly-owned subsidiary incorporated in the British Virgin Islands, with a view to enhancing our diversified entertainment products portfolio.

See Note 4 of our consolidated financial statements for additional information.

For a description of the important events in the development of our business since the beginning of our last three financial years to the date of this annual report, see Item 5 — “Operating and Financial Review and Prospects — A. Operating Results”. A description of our principal capital expenditures and divestitures, since the beginning of our last three financial years to the date of this annual report is set forth in Item 5 — “Operating and Financial Review Prospectus — B. Liquidity and Capital Resources”. Information concerning the principal capital expenditures and divestitures currently in progress is also described in Item 5 — “Operating and Financial Review and Prospect — B. Liquidity and Capital Resources”.

B. Business Overview

We are a holding company and, through several subsidiaries, provide broadband Internet access services, develop and license entertainment software and provide application services, and distribute recorded music. Our Taiwan broadband ISP businesses are operated through our subsidiary, Hoshin GigaMedia, which focuses on consumer users, and Hoshin GigaMedia’s subsidiary, Koos Broadband Telecom Limited, or KBT, which focuses on corporate users. Our entertainment software business is operated through our subsidiary CESL. Our music distribution business is operated through our subsidiary G-Music Limited, or G-Music, which controls Taiwan’s two largest music store chains.

Prior to 2002, our primary business was the provisions of broadband Internet access services in Taiwan. Since acquiring Taiwan’s two largest music store chains, Rose Records and Tachung Records, in 2002, and an entertainment software provider in 2004, we have become a diversified provider of entertainment services and broadband Internet access services.

We operate our broadband ISP business via our subsidiary Hoshin GigaMedia, which provides Internet access service and broadband content with multiple delivery technologies. Our access products consist of ADSL and cable modem offerings, giving us the ability to deliver broadband connections island-wide. We offer broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. Through our 19 cable system partners, we have access to more than 3.1 million Taiwan households, as well as approximately 417,000 small and medium-sized enterprises, or SMEs. In addition, another of our subsidiary, KBT, provides broadband services to corporate customers. Our broadband ISP business generated revenues of approximately US$21.4 million and operating income of approximately US$1.0 million in 2004.

We acquired our entertainment software business in a private transaction from the founding shareholders of GV Enterprise Voting Trust in April 2004 with a view to enhancing our portfolio of entertainment products. In this transaction, we acquired all the outstanding and issued shares of some of the founding shareholder’s subsidiaries, Grand Virtual, Inc., Grand Virtual Limited and Grand Virtual (Alderney) Limited, for an all-cash consideration of US$32.5 million. To help ensure a smooth transition and the continued expansion of our entertainment software business in the future, we also retained the experienced management, engineering and operation teams of these companies. Since the acquisition, we have restructured the business and currently operate our entertainment software business through our subsidiary CESL, which develops and provides, through its wholly-owned subsidiaries, Cambridge Interactive Development Corporation, or CIDC, and Internet Media Licensing Limited, or IML, software solutions and application services for clients operating in the dynamic and rapidly expanding Internet-based entertainment markets worldwide. Our entertainment software business generated revenues of approximately US$11.5 million and operating income of approximately US$2.8 million during the nine months ended December 31, 2004.

We operate Taiwan’s two largest music store chains, Rose Records and Tachung Records, through our subsidiary, G-Music. As of June 15, 2005, we operated a total of 45 stores. Our estimated market share of the physical music distribution industry in Taiwan in 2004 was over 30%. While seeking to preserve our market share, we have also taken steps to reduce costs and improve our management information systems and inventory management with a view to operating this business more efficiently and increasing our operating margins. Our music distribution business generated revenues of approximately US$67 million and operating income of approximately US$542 thousand in 2004.

Broadband ISP Business

Our Services

We provide broadband Internet access services to consumer and corporate customers through various technologies and products including ADSL, cable modems, leased-line, virtual private network and other value-added services.

Access Services Offerings

ADSL. GigaMedia’s ADSL services offer different levels of performance from 1Mbps download with 64Kbps upload to 8Mbps download with 640 Kbps upload. The high performance of our products is designed to better support file sharing, video and other broadband Internet applications. We were the first company in Taiwan to offer ADSL services with a standard fixed IP-address feature, which enables users to build their own multimedia Web sites, participate in online meetings, set up servers and utilize voice-over-IP. As at December 31, 2004, we had 73,800 ADSL subscribers, as compared to 77,837 ADSL subscribers as at December 31, 2003.

CABLE MODEMS. We also offer our broadband Internet access services via cable modems at transmission speeds of up to 6 Mbps. Our cable modem-based broadband access services allow subscribers to more efficiently use (1) bandwidth-intensive multimedia applications, such as interactive games, high-quality audio, video and distance learning applications, and (2) electronic commerce applications, such as retailing, financial services and online software distribution. We reached an agreement in principle in May 2004 with our cable partners to equally share revenues, thus providing our cable partners with additional economic incentives to promote two-way cable services through their systems. Two-way cable systems allow us to offer subscribers higher upstream transmission speeds and “always on” Internet access capabilities. As at December 31, 2004, we had 20,720 cable modem-based broadband customers, as compared to 25,103 cable modem-based broadband customers as at December 31, 2003.

CORPORATE ACCESS SERVICES. We also offer dedicated and high-speed Internet access services to corporate customers over fiber optical lines. Our target customers include ISPs, ICPs, corporations, SMEs and cyber cafes. Our corporate ISP services include leased-line services, ranging from 1Mbps to 1 Gbps, virtual private network and other value-added services.

Markets of Access Services

CONSUMER ACCESS SERVICES. Our two-way cable modem-based broadband service packages are offered at approximately US$35.90 per subscriber per month for premium service; approximately US$25.50 per subscriber per month for a mid-tier package; and approximately US$12.00 per subscriber per month for basic service. We also offer selected subscribers discounts on their monthly access fees and quarterly or yearly payment options to further promote our access services. We recognize our revenues from access fees net of split with cable partners and these discounts. In the future, our product mix may change in response to market dynamics.

During 2004, we offered different tiers of ADSL service options with monthly access fees per subscriber ranging from approximately US$8.90 to approximately US$44.90 for consumer users which have from time to time been revised for promotional purposes, including providing subscribers periods of free Internet access service. Unlike our cable access fees, our ADSL access revenues are not shared.

The number of subscribers of our broadband Internet ISP services continued to decline during 2004. The table below sets forth the number of our subscribers on the dates specified. Despite the decline in the number of our subscribers in 2004, our access revenues increased by 6% for 2004 as compared to that for 2003, primarily because of an increase in revenue from turnkey cable modem services. We do not expect to see significant growth in our subscriber base in the future.

	Number of Subscribers
Date	2002	2003	2004	2005
31-Mar	128,946	103,375	103,283	93,775
30-Jun	124,919	100,677	100,740	—
30-Sep	112,242	99,837	97,414	—
31-Dec	108,016	102,940	94,520	—

Besides directly providing cable modem-based Internet services under GigaMedia’s brand name to end users, we also provide trunk bandwidth and backend systems, which include a customer provisioning system, billing system and network management system, to cable operators that wish to operate their cable modem-based Internet service under their own brand names, or turnkey cable modem services. We receive fees from these cable systems under various revenues sharing arrangements. As of June 15, 2005, we had nine cable partners to whom we offered turnkey cable modem services.

CORPORATE ACCESS SERVICES. KBT offers and sells dedicated and high-speed Internet access to corporate customers over fiber optical Ethernet MAN infrastructure. KBT offers various speeds of leased-line services, ranging from 1Mbps to 1Gbps, to different kinds of subscribers like ISPs, ICPs, corporates, SMEs and cyber cafes. KBT charges its customers monthly fees for access services and other value-added services depending on the level of bandwidth and type of services provided.

Other Services

As part of our Internet services we provide various other value-added services including free electronic mail, bulletin boards and photo albums.

Our Broadband Network — Cable and ADSL Network

We began upgrading our island-wide backbone network, which is based primarily on Gigabit Ethernet technologies and covers 20 major districts out of a total 25 districts in Taiwan, from early 2004 and completed the upgrade in early 2005. In addition, we built small regional data centers to host both the cable Internet and ADSL headend equipment in these 20 districts connected by our backbone network. These centers also act as service hubs for:

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

Private peer-to-peer relationships among ISPs (i.e., private direct cable connections as opposed to public Internet connections) have become the most effective solutions to resolve the problems of packet loss and latency resulting from the significant traffic volume through Internet networks. We have peering arrangements with most of Taiwan’s major networks and ISPs, providing us with what we believe to be the one of the most comprehensive Internet connections in Taiwan. According to Taiwan Network Information Center, or TWNIC, we had one of the best aggregate peering bandwidth among all commercial organizations in Taiwan. Our extensive peering arrangements have enabled us to route most of our traffic over the less congested private peering links, through which we passed most of our traffic. This enhances the efficiency of our network and allows us to provide better, faster access services to our subscribers.

Through our peering arrangements with several Internet service providers and networks, we currently connect to Taiwan’s Internet backbone from our network operations center. We have installed direct Internet connections at each of our regional data centers to minimize backbone traffic flow and to provide Internet connection redundancies. We currently connect to the international Internet through a direct trans-Pacific submarine cable link. As the competition in the trans-Pacific submarine cable segment provides better price economics, we are able to significantly increase our bandwidth without incurring additional cost. In 2005, we completed the upgrade of our infrastructure from STM-1 and STM-4 connections to Gigabit Ethernet-based connections to provide faster connections.

Information System

We have established a versatile, scalable, real-time information system that integrates service provisioning, customer management, billing, data gathering and usage tracking functions. With independent multiple processing layers, we are able to quickly respond to increases in user, subscriber or service data by expanding our information system’s capacity on demand.

Sales And Marketing

CONSUMER ACCESS SERVICES. We plan to continue utilizing bundled marketing with our strategic partners to minimize costs. We primarily use the following means to market our services:

•	television, magazine and newspaper advertisements;

•	Web-based banners;

•	Internet newsletters;

•	inserts in cable television guides;

•	participation in computer, technology and telecommunications tradeshows;

•	free trial promotions through waiving monthly access fees for one or two months; and

•	demonstration centers in computer superstores and other locations.

Turnkey cable modem services. For cable operators that are interested in providing or improving upon their cable Internet services, we will form a team composed of sales personnel, network engineers, backend software engineers and customer service specialists to provide free consultancy and “turnkey” solutions. We believe that direct sales contact and site visits to existing cable partners and referrals by our existing cable partners are the most efficient methods of marketing our cable modem services.

CORPORATE ACCESS SERVICES. With the unique optical Ethernet MAN infrastructure and solution, KBT is able to provide corporate customers, one-megabit increment, on-demand leased-line service. We primarily use a direct sale force to reach our potential customers.

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

We mainly compete with broadband ISPs, which provide basic Internet access to consumer and corporate users generally through the provision of ADSL services using existing telephone networks or cable modem-based services operating over cable television networks. The Internet access service industry in Taiwan is very competitive and challenging. The broadband Internet access service industry in Taiwan is dominated by the main fixed-line telecommunication company, Chunghwa Telecom. Chunghwa Telecom’s HiNet broadband service is the current broadband ISP market leader estimated to have approximately 80% of the market share in 2005, while we have only managed to capture approximately 2% of the market share. The primary basis for competition is price. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers.

We also compete with other broadband technologies, including integrated services digital networks and wireless and satellite data services. We believe that our access services have both technological and cost advantages over these alternative broadband means. Also, we believe that our cable modem business offers a product which is to some extent differentiable from competing ADSL services, and are seeking to further develop this business by restructuring the terms of our agreements with our cable partners. In the cable modem-based Internet access market, we believe that our close relationships with a large number of cable partners and our exclusive access to a substantial portion of Taiwan’s households and businesses provide us with a competitive advantage. Our competitors in Internet access services include all four fixed-line operators in Taiwan.

We also face competition in corporate ISP from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, Sparq’s NCIC and Asia Pacific Online and other Internet access service provider in Taiwan.

Some of our major competitors, including Chunghwa Telecom, have advantages over us in terms of financial and marketing resources, established customer relationships, brand awareness, customer access and telecommunications infrastructure.

Entertainment Software Business

Overview

We operate our entertainment software business through our subsidiary, CESL, and through its wholly-owned subsidiaries, CIDC and IML. CESL develops and licenses software solutions and application services to clients operating in the dynamic and rapidly expanding Internet-based entertainment markets. CESL offers a wide array of products and services, including online entertainment and social networking. CESL’s software solutions and services also offer great expansion capabilities. CESL can help clients expand geographically through language localization for products and services. Currently, our products and services are available in 16 languages, which include mostly European languages and some Asian languages. CESL can also help clients who license our software and services expand their business through a fully-customizable multi-tiered licensing program to a great number of sub-licensees.

Our Products

Our software products are built upon cutting-edge Internet technologies and capable of providing multi-player gaming platforms, powerful transaction engines, advanced risk management tools, comprehensive online marketing tools, sophisticated data mining and reporting utilities, intuitive graphical interfaces and localization in 16 major languages including English, French, German, Italian, Spanish, Portuguese, Norwegian, Swedish, Danish, Dutch, Greek, Hebrew, Traditional Chinese, Simplified Chinese, Japanese and Korean.

Our software products are specially designed to enable our clients to manage the online entertainment properties and offer online entertainment to visitors of their online entertainment properties. We currently provide the following entertainment software products:

Online Entertainment Management — these are tools that enable our clients to offer online entertainment software, monitor end-user behavior, and potentially to monetize the traffic and patronage generated by the end users. Our integrated and comprehensive multi-lingual e-commerce system facilitates Internet-based transaction processing and can provide detailed analysis of transaction records of our diversified international end users. In addition, there are promotional tools that help build player loyalty and increase retention rates.

Online Entertainment Modules — these are customizable entertainment modules that run on Microsoft Windows 95/98/NT/2000/ME/XP and feature a realistic 3-D environment, selectable background music, and local language interface. In late 2004, we developed a multi-lingual multi-player gaming product featuring realistic 3D environments with player-selectable avatars, an exclusive automated training room, a step-by-step interactive gaming tutorial in major languages serving our clients’ key markets around the world. There are many games of chance and games of skill which end users can download freely and play on their computers.

Our Services

In addition to licensing our software products to licensee, we offer a variety of application services and consulting services for backend operation. These services include:

Infrastructure Design Services –

•	Infrastructure Design: Architecture design of servers, routers, firewalls, network software and management tools required for a 24x7 Internet property.

•	Site Creation: Creation and branding of our client’s Internet property, customized to match our licensee’s unique identity and creative theme.

Transaction Processing Design Service –

•	Payment: Consultation for the design of timely collection and distribution of payments through a variety of channels and merchants.

•	Billing: Consultation for the design of real-time and out-of-band transaction processing and order management.

•	Risk Management: Consultation for design of tools and process for fraud detection, prevention, and management.

Customer Support Services –

•	Infrastructure Consultation Support: Complete round-the-clock consultation support to help clients resolve infrastructure issues related to our design and solutions.

•	Platform technical support: Consultation during periodic maintenance to update, patch, and fine-tune the system performance of our software solutions.

Custom Gaming Software Development – Design and development of custom entertainment modules and interfaces for our platform meeting client specific requests.

Our Technology and Infrastructure

Our Universal Gaming Platform is based on a sophisticated modular distributed transaction processing architecture that is designed to be flexible, extensible, scalable and secure. Composed of multiple fault-tolerant distributed modules, our Unix-based backend infrastructure provides the functions of gaming servers, game points management, financial stored-value management, e-commerce engines, a central database and an extensive toolset to handle fraud screening, data mining, player support and partner programs. Being comprehensive and extensible, our Universal Gaming Platform can be used as a generic common platform to support a wide range of online gaming, including skills-based gaming and multi-player gaming. Our multiple real-time gaming server software enables seamless integrated management of all end user registration, account administration, deposit and transactions. With our software, end users on various platforms can communicate securely across the global Internet through multiple real-time gaming servers. To further increase the flexibility of our platform, a transaction server layer encapsulates business logic and abstracts data and third party services, such as payment processors. This allows us to isolate the core processing module with business logic, greatly reducing the amount of development and quality assurance work required when we want to extend the system. Our comprehensive administration tools enable advanced data analysis to deliver high-quality end-user support and licensee management. Our multiple payment processor gateway capabilities provide choice and flexibility to handle the complexities of international markets.

Our long history of developing innovative software solutions specifically for the non-English speaking markets has yielded a deep expertise in localization techniques and processes, as well as a finely-honed infrastructure for building localization into products at the earliest stages of design and development. Our development methodology incorporates localization requirements as an integral part of product design. Our in-house teams of native-language experts are involved in every step of the process to ensure cultural fidelity in everything from content to graphics to interfaces and controls.

Our Licensee

We currently have one licensee, UIM, a third-party online entertainment operator to which we license our software and provide application services and consultation services for its Internet property and infrastructure, including Web site design, payment gateways, and database and operating systems, in return for a fixed percentage of UIM’s gross receipts. UIM operates exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing compliance with strict licensing requirements.

In spite of the fact that we have no equity shareholding in UIM, we incorporated UIM’s results as of and for the nine months ended December 31, 2004 into our consolidated financial statements. See Item 5 — “Operating and Financial Review and Prospects — Overview — Consolidation of UIM Under FIN 46(R)” for additional information.

Seasonality

Due to the predominantly indoor experience of online entertainment, there is a seasonality pattern observed on user traffic and patronage. Typically, summer is the lower season, while winter is the higher season for online entertainment activities. As a result, seasonality affects the revenues we receive.

Competition

Our success depends, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieving continued market acceptance.

Online entertainment software design houses and application service providers are our primary competitors. However, given the low barrier to entry of software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of software and Internet industries. We potentially compete with a number of public and private companies, which provide Internet property architecture design/development, Web design/development, online entertainment software design and development, marketing tools and solutions providers, customer support tools and solutions providers, and e-commerce tools and solutions providers. The diversity of our potential competitors makes it difficult to compile information about the nature of our competitors, their operations and their resources.

Our sole licensee, UIM, also faces tough competition in the online gaming industry. New entrants to the online gaming sector, market consolidation and aggressive marketing and pricing by competitors may lead to a significant decline in UIM’s customer base, revenues and margins. Any future liberalization, licensing or regulation of online gaming in countries where UIM generates significant revenues is likely to lead to increased competition from companies that do not currently offer online gaming services. Traditional Internet service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online entertainment services in the future. Traditional entertainment service providers might expand and provide an Internet-based entertainment service and such Internet service providers and entertainment service providers may also develop and offer the underlying software solutions and tools to others, and thus directly compete with us.

Faced with our known competitors, and most likely several new competitors which may be established in the near future, we will continue to improve the principal competitive factors that we believe can create certain barriers to entry: including brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.

Music Distribution Business

Overview

We operate a music distribution business through our indirect ownership of Taiwan’s two largest music distribution chains, Rose Records and Tachung Records. Our stores sell recorded music as well as DVDs, VCDs and ancillary equipment such as personal stereo headphones. As of June 15, 2005, we operated a total of 45 stores. According to our estimate, we had a market share of over 30% of Taiwan’s physical music distribution business in 2004. While seeking to preserve our market share, we have also taken steps to improve the operating results and financial condition of this business by reducing costs, improving our management information systems and inventory management with a view to operating this business more efficiently, and increasing our operating margins.

We hold our music distribution business through G-Music Limited, our 58.58% owned subsidiary. We acquired the stores operated by Rose Records and Tachung Records in a series of transactions in February 2002, September 2002 and December 2002, and have consolidated the results of operations of the acquired businesses from the respective dates of acquisition.

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

While no formal industry statistics are available, based on information provided to us by record companies and knowledge of our own revenues, we estimate that our share in 2004 of the physical music distribution market was over 30%. This does not include Internet-based music downloads or illegal physical or online piracy, which we believe to be significant but about which we do not have reliable information.

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

We believe that these changes are likely to continue to impact the retail music distribution industry going forward. Historically, purchases of popular music have constituted a significant portion of ours and our competitors’ sales. Going forward, we anticipate that an increasing proportion of these sales is likely to be effected through alternative distribution channels, particularly Internet-based downloading. Consequently, we anticipate that an increasing proportion of physical music distribution will comprise specialized areas of music, such as classical and jazz, whose purchasers demand the higher sound quality of physical recordings and who we believe are generally less price-sensitive than purchasers of popular music.

Taiwan’s retail music distribution industry has also been affected in recent years by relatively lower levels of new popular artists and albums than has been the case in some prior periods, which we believe has adversely affected our sales and those of our competitors.

Stores

As of June 15, 2005, we operated 45 stores. These stores range in size from approximately 500 square feet to approximately 5,000 square feet. The stores typically offer a broad selection of album titles across a range of musical genres.

Our stores are located principally in Taipei, Taichung, Kaoshiung and Taiwan’s other major urban areas, although we also operate certain stores in rural areas. Historically, we have sought to locate our stores in high-traffic areas and near transportation hubs such as Mass Rapid Transit, railway and bus stations, with a view to attracting young purchasers of popular music. These areas also tend to be characterized by higher store rental costs. As of June 15, 2005, we had 20 music stores in the North of Taiwan, six in Central Taiwan and six in the South of Taiwan. In addition, 13 of our Rose records retail outlets are located in either hypermarkets or department stores throughout Taiwan.

We believe that in the future, younger purchasers of popular music are likely to turn increasingly to alternative music distribution channels, such as Internet-based downloads, and that an increasing proportion of the physical music distribution will comprise more specialized areas of music, such as classical and jazz.

In light of the trends we perceive in this business, we are in the process of altering some of our stores into combined stores format. Combined stores are stores co-located with other businesses that we believe share the same pool of customers as our customers. As of year end 2004, we have a combined store arrangement with a major operator of a fitness center and two combined stores with an arcade game provider. As of June 2005, we have already converted another seven stores which were identified as loss makers into either a combined store or share rental format.

We are also currently updating and improving our Internet Web site which will offer and sell physical CDs, DVDs and VCDs to retail purchasers. Revenues from our Internet store represents a small fraction of our total music distribution revenues.

Purchasing and Distribution

As of the fourth quarter of 2004, all procurement has been centralized at our headquarters in Taipei, which we believe will strengthen our position in negotiating terms, discounts and in-store advertising with the major record companies. From the data collected by our POS system, we will be able to identify fast-selling CDs which we should purchase more of, and be alerted when inventories of slow-moving CDs become too high.

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

Sales and Marketing

The primary source of revenues for our retail music stores is the sale of recorded music on CDs. Each of our stores carries a wide selection of CDs purchased from major and independent record companies, which, except for new releases and special promotions, are generally arranged in our stores according to genre and alphabetically by artist or group. Our music stores also receive promotional and advertising revenues from store media, that is, in-store promotion by record companies. Record companies typically allocate a portion of their album marketing budgets as promotional and advertising revenues to music stores in return for prominent in-store placement of CDs and/or posters as well as record company-sponsored promotional events. In 2004, we recognized a total amount of US$1.5 million in promotional and advertising revenues.

We successfully launched a co-branded credit card during the beginning of the fourth quarter of 2004 and have a current total of approximately 45 thousand active cards. We believe that a co-branded credit card will help promote sales and, more importantly, build customer loyalty. We will also be able to collect valuable data regarding our customers’ music preferences, for example, jazz or classical music, which will help us to tailor the offerings of our stores to meet customer needs.

Management Information System

We have implemented our new point of sale, or POS, system for our retail music stores. This is a centralized management information system that allows tracking from purchase through to sale, providing us with real-time information on what is being sold at each of our retail music stores. The new POS system is expected to enable us to manage a centralized purchasing system, perform inventory swap among our stores and monitor our inventory movement more accurately and efficiently. We believe that implementation of our POS system should ultimately enable us to achieve a more efficient division of labor between staff performing stock-taking and other operational functions and more knowledgeable sales staff to improve customer service.

Competition

The music distribution business in Taiwan is highly competitive. We believe that the principal bases of competition are store location, selection and price of CDs. We compete in the music chain store business with Asia Records and Guan Nan Records. Our music stores also compete with independent operators and convenience stores. We are also facing increasing competition from hypermarkets, such as Carrefour, as well as specialized entertainment chains, such as FNAC, some of which have greater financial and other resources than our Company. We expect competition from hypermarkets to increase in the future, as this reflects the expected shift in customers from high-traffic areas like bus and train stations to areas with available and accessible parking lots, such as hypermarkets and business areas. Some of our larger competitors have exclusive distribution arrangements with music label companies and the operation of these arrangements prevent us from distributing certain popular music products. In addition, we compete with music distribution channels that employ modern technology, such as online download and streaming, which enjoy lower inventory and distribution costs. Furthermore, the prevalent practice of physical and online piracy in Taiwan presents a continuing threat to the growth of the music distribution industry in Taiwan.

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

The Telecommunications Law authorizes the Directorate General of Telecommunications to regulate two types of telecommunications companies, Type I operators and Type II operators. Type I operators, such as Chunghwa Telecom, are enterprises that have established their own switching and transmission facilities to provide telecommunications services. These facilities-based services are similar to common carrier services or basic services in the United States. Type II operators, such as Hoshin GigaMedia and KBT, comprise all telecommunications operators other than Type I operators, including companies which generate fees from providing Internet access, online information, electronic mail and electronic commerce services.

Regulation of Type II Operators. Type II operators typically provide telecommunications services to customers by using the telecommunications facilities of Type I operators and are not permitted to engage in the buildup of telecommunications facilities. Type II telecommunications services can be further divided into special Type II telecommunications services and general Type II telecommunications services. A special Type II telecommunications license is required for any Type II operator which provides voice simple resale, Internet telephony, and other international telecommunications services by leasing international circuit(s). A general Type II telecommunications license is required for any Type II operator which provides telecommunications services other than those specified above. Hoshin GigaMedia and KBT each hold a general Type II telecommunication license.

•	License. A Type II license is valid for ten years, and may be renewed six months before its expiration. The license is nontransferable. Hoshin GigaMedia’s license is due to expire in 2008. KBT’s license is due to expire in 2012.

•	Tariff Regulation. Type II operators are required to announce their business regulations with respect to the terms for provision of services, including tariffs for major rates and charges. Any changes to the business regulations must be filed with the Directorate General of Telecommunications before they become effective. Tariff information must include the types of services provided, terms and fee schedules for all service items, rights and obligations of customers, contract termination events and other matters affecting the right and obligations of customers, all to be included in the operator’s business plans.

•	Change in Business. Under Taiwan’s Regulations Governing Type II Telecommunications Operators, any change of type or scope of business must be approved by the Directorate General of Telecommunications. For change of the systems structure stated in the business plan, a report shall be filed with the Directorate General of Telecommunications for recordation within one month from the effective date of change of such system structure. In addition, Type II operators must report to the Directorate General of Telecommunications and inform their customers in advance of any plan to suspend or terminate any of their businesses.

•	Technical Standards. Special Type II operators are required to retain qualified senior telecommunications engineers to install and maintain telecommunications equipment. Any telecommunications equipment used by a Type II operator must also satisfy technical standards adopted by the Directorate General of Telecommunications.

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

Cable Regulation In Taiwan

Regulation on Shareholding. Respectively in 2000 and 2001, the Cable Television and Broadcast Law has been modified. Under the modified regulations, the original regulation of “a single shareholder cannot own more than 10% of the total issued shares of a cable operator”, and “no shareholder and its related parties may collectively own more than 20% of a cable operator’s total issued shares” has been eliminated. Instead, the shares of a cable operator directly or indirectly held by foreign shareholders cannot exceed sixty (60) percent of all outstanding shares of the cable operator. Furthermore, foreign shareholders who directly hold shares of a cable operator are limited to foreign corporations and the total shares held by them cannot exceed twenty (20) percent of all outstanding shares of the cable operator.

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

Open Access Regulation. Under the Regulation Governing Fixed Network Business described above, cable operators must obtain leased-circuit licenses issued by the Directorate General of Telecommunications in order to lease their circuits to companies that provide services through their cable systems. The Directorate General of Telecommunications began to accept applications for these licenses from cable operators in June 1999 and most of the cable operators have been granted with leased-circuit licenses to lease out their cable capacities to Type I operators and Type II operators, including Hoshin GigaMedia and KBT. As a condition to holding these licenses, any licensed cable operator that is deemed to be a dominant operator in the fixed net work business market (such as in leased-circuit business) may be required by the Directorate General of Telecommunications to allow all parties to provide services, including Internet access services, through their cable systems on substantially similar terms. Any imposition of this requirement from the Directorate General of Telecommunications on the cable partners having exclusive relationships with us will eliminate the benefits associated with our exclusive rights.

Regulation Relating to Online Gaming

UIM, the sole licensee of our software products, and our business of software development and application service provision are subject to applicable laws and regulations relating to online gaming and electronic commerce in various jurisdictions.

We are incorporated in Singapore and at present the Singapore law does not prohibit us from providing software products and application services to online gaming companies.

UIM operates exclusively in the Kahnawake territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing satisfaction of strict licensee requirements. All of UIM’s gaming transactions take place in Kahnawake. UIM operates exclusively from computer servers in Kahnawake.

However, UIM’s consumers involved in Internet gaming are located around the world, including the end users of our software products. Further, UIM sub-licenses our software products to third parties. As such, it is in many cases uncertain which governments have authority to regulate or legislate with respect to different aspects of this industry.

The Internet gaming industry is still in an early stage of development, and as such, the worldwide legal and regulatory environment in which the business operates is highly fluid, and subject to change. Most foreign jurisdictions have some form of legal framework applicable to games of chance, but few provide any guidance on how this framework applies to Internet gaming. Issues such as physical location of the gaming event, foreign jurisdictional law, “Cyberlaws”, and “control of the Internet” all make traditional legal and regulatory laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. The risks and uncertainties in the worldwide legal and regulatory environment makes it impossible to assess that our status or operations as an application service provider to the gaming industry is in compliance with all laws and regulations of the jurisdictions in which we operate.

Our Company and the industry as a whole may be affected by efforts by members of the U.S. Congress to ban certain Internet gambling. Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which attempts to prohibit Internet gambling by forbidding the use of credit instruments of United States banks from being used to make bets or wagers over the Internet. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S-627 in the U.S. Senate. In June 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. After a very close vote on an amendment to HR 2143, the House of Representatives passed that legislation. In late October 2003, the U.S. Senate’s Committee on Banking, Housing, and Urban Affairs placed an amended version of S-627 on the Senate Legislative Calendar under General Orders. We continue to monitor this situation since the passage of this legislation could have a substantial impact on the business of our licensee and ultimately our Company. If this legislation passes and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the continued operation of our entertainment software business.

In November 2004, the WTO found that the U.S. was in violation of its commitments under GATS by not allowing operators of online gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and, in April 2005, the Appellate Body of the WTO found that the provisions of the Wire Act, Travel Act and Illegal Gambling Business Act are inconsistent with the U.S.’s obligations under the GATS, but also that the U.S. had shown that such measures are necessary to protect public morals or maintain public order and therefore fall within an exception to its general obligations. However, the Appellate Body further found that, in the light of U.S. legislation in respect of online gambling on horseracing, the U.S. had failed to demonstrate that the Wire Act, Travel Act and Illegal Gambling Business Act are applied equally to both foreign and domestic providers of online gambling services for horseracing and therefore recommended that the U.S. bring its legislation into conformity with its obligations under the GATS.

It is unclear what steps the U.S. will take following the decision of the Appellate Body of the WTO and whether the threat of any sanction or fine relating to a failure to implement the recommendation of the Appellate Body would be sufficient to lead to a change in U.S. online gaming policy. A number of states are lobbying/petitioning the U.S. authorities to ensure they retain the ability to regulate state gaming and that this ability is not affected by the WTO decision.

Also, the substantial uncertainties in the global regulatory environment relating to online gaming expose us to a real risk of regulatory authorities in various jurisdictions considering us as providing online gaming services rather than only providing software and application services to our licensee and hence subjecting us to gaming regulations in such jurisdictions.

C. Organizational Structure

We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired our music distribution business in 2002 and our entertainment software business in April 2004, we became a diversified provider of broadband Internet access services, entertainment software and application services and music products. The table below sets forth for each of our principal subsidiaries, the name, year and country of incorporation and our percentage holding and principal activities as of June 15, 2005:

Entity	Year of Incorporation	Place of Incorporation /Operation	Our Percentage Holding	Principal Activities
Bridgepoint International Limited	2004	British Virgin Islands	100%	Holding company
Broadnet International Limited	2004	British Virgin Islands	100%	Holding company
Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company
Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Development of software and provision of application service for online entertainment services
GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company
GigaMedia (Taiwan) Limited	2004	Taiwan	100%	Holding company
GigaMedia International Holding Limited	2004	British Virgin Islands	100%	Holding company
GigaMusic.com.Ltd	2000	Cayman Islands	100%	Online music distribution
G-Music Limited	2002	Cayman Islands	58.58%	Holding company
Hoshin GigaMedia Center Inc.	1998	Taiwan	100%	Cable-based and ADSL Internet access services and other online services
Implus International Limited	2004	British Virgin Islands	100%	Holding company
Internet Media Licensing Ltd.	2005	British Virgin Islands	100%	Licensing of software or online entertainment services
Koos Broadband Telecom Limited	2001	Taiwan	100%	Broadband Internet access services targeting business clients
Music King Co., Ltd.	2000	Taiwan	58.58%	Retail music distribution
Point Records Co., Ltd.	1997	Taiwan	58.58%	Retail music distribution

D. Property, Plant and Equipment

Our principal executive office and operating office are located at 14th Floor, 122 TunHua North Road, Taipei, Taiwan, where we lease approximately 24,310 square feet. We also lease office and other space, as well as space for our servers, in various other locations. We operate from G-Music’s headquarters at 10F, No. 171, Chen-Kung Road, Sanchung City, in Taipei County where we lease approximately 12,756 square feet, from KBT’s offices at 6F, No. 20, Lane 478, Rueiguang Road, Neihu District, Taipei, 114, Taiwan, where we lease approximately 13,060 square feet and CESL’s headquarters at 100 Cambridge Park Drive, Cambridge, MA 02140, U.S.A., where we lease approximately 23,774 square feet.

As of June 15, 2005, we operated 45 retail music stores. These stores are all leased and range in size from approximately 500 square feet to approximately 5,000 square feet. The leases typically provide for a term of between three to five years with no renewal option. All of our retail music store leases are on a fixed-rate basis. The terms of our 32 leases as of May 31, 2005 expire as follows:

Lease Terms to Expire during (12 months ending on or about May 31)	Number of Stores
2005	3
2006	7
2007	9
2008	4
2009	4
2010	4
2011	1

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

Change in Reporting Currency and Basis of Presentation

Our consolidated financial statements have historically been reported in New Taiwan dollars. Effective January 1, 2004, we adopted the United States dollar as our reporting currency because operations denominated in the United States dollar have represented an increasing portion of our business following the acquisition of our entertainment software business. Comparative financial information has been recast as if the United States dollar had been our reporting currency for the periods ended and as of December 31, 2002, 2003 and 2004, and financial information has been translated into United States dollars for all periods presented. See Item 3 — “Key Information — Exchange Rates”. As a result, the financial information for 2002 and 2003 and as of December 2002 and December 2003 presented in this annual report are different from that presented in our annual reports for 2002 and 2003.

Consolidation of UIM Under FIN 46(R)

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, or FIN 46”, which clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both.

The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. In April of 2004, we entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s entertainment software operations. The contract allows us to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we are a primary beneficiary of a software licensee, UIM. As a result of this determination, we incorporated the results of UIM into our consolidated financial statements as of and for nine months ended December 31, 2004, even though we do not own any of UIM’s equity. UIM’s net assets as of December 31, 2004 were approximately US$414 thousand and the consolidation of UIM resulted in an increase in our assets and liabilities of approximately US$1.6 million and US$1.2 million, respectively. Because we have no equity ownership interest in UIM, the consolidation had no impact on our net income.

Overview

We are a holding company. Through our subsidiaries, we provide broadband Internet access services, develop online entertainment software and provide application services, and distribute recorded music. Our Taiwan broadband ISP businesses are operated through our subsidiary, Hoshin GigaMedia, which focuses on consumer users, and Hoshin GigaMedia’s subsidiary, KBT, which focuses on corporate users. Our entertainment software business is operated through our subsidiary, CESL, which develops software for online entertainment and social networking services and provides application services for turnkey solutions for games of skill and chance. Our music distribution business is operated through our subsidiary G-Music, which controls Taiwan’s two largest music store chains.

In 2004, we recorded a net income of approximately US$1.7 million. Our total operating revenues increased by approximately US$4.5 million reflecting our acquisition of our entertainment software business which had operating revenues of approximately US$11.5 million for the nine months ended December 31, 2004 and an increase in our operating revenues of approximately US$1.9 million from our broadband ISP business. Our music distribution business revenues decreased by approximately US$8.9 million reflecting the general downtrend in the retail music industry. We expect this downtrend to continue in the near future. Our total costs and expenses decreased by US$12.7 million.

Prior to April 2004, our main business was to provide broadband Internet access services and distribute recorded music in Taiwan. Since we did not acquire our entertainment software business until April 2004, our historical financial results prior to fiscal 2004 did not reflect the financial results of our entertainment software business and year-over-year comparison of this business segment is not included in this annual report. Also a full-year consolidation of this business would have a much greater impact on our financial results than as presented in this annual report.

Broadband ISP Business. We operate a major broadband ISP and provide broadband Internet access service with multiple delivery technologies in Taiwan targeting both consumer and corporate customers. Our broadband ISP business generated revenues of approximately US$21.4 million and operating income of approximately US$1.0 million in 2004.

Our consumer ISP business is operated through Hoshin GigaMedia and our corporate ISP business is operated through Hoshin GigaMedia’s subsidiary, KBT. Of the total access revenues recorded for 2004, consumer access revenues through Hoshin GigaMedia were approximately US$16.0 million, while corporate access revenues through KBT were approximately US$5.0 million. Our consumer broadband Internet access products consist of ADSL and cable modem offerings. Our ADSL and cable modem services accounted for approximately 51% and 19% of our ISP access revenues in 2004, respectively.

We believe that our cable modem business offers a product which is to some extent differentiable from competing ADSL services, and are seeking to further develop this business by restructuring the terms of our agreements with our cable partners. We reached an agreement in principle in May 2004 with our cable partners to equally share revenues, thus providing our cable partners with additional economic incentives to promote two-way cable services through their systems. Two-way cable systems allow us to offer subscribers higher upstream transmission speeds and “always on” Internet access capabilities.

While revenues from our corporate ISP business represented only approximately 24% of our total access revenues in 2004, they demonstrated a significant growth of 34% from US$3.7 million in 2003, compared to a moderate growth of 6% in our consumer ISP business from US$15.1 million in 2003. Our corporate ISP services include leased-line, virtual private network and other value-added services. We believe our corporate ISP business will become an increasingly important contributor to our total access revenues.

Our broadband ISP business continues to operate in a very competitive and challenging environment. Our principal competitor, Chunghwa Telecom is the dominant provider of broadband services in Taiwan and has significantly greater resources than we do. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers.

Entertainment Software Business. Our entertainment software business generated revenues of approximately US$11.5 million and operating income of approximately US$2.8 million during the nine months ended December 31, 2004. We operate our entertainment software business through our subsidiary, CESL, which develops Internet-based entertainment software and provides turnkey solutions for games of skill and chance over our secure, scalable and extensible platform. We acquired our entertainment software business in a private transaction on April 1, 2004 with a view to enhancing our diversified entertainment products portfolio. We have consolidated the results of operations of the acquired business as of and for the nine months ended December 31, 2004. See Note 4 of our consolidated financial statements for additional information.

We currently have only one licensee, UIM, whose financial results were incorporated into our consolidated financial statements for and as of nine months ended December 31, 2004 pursuant to FIN 46(R) although we do not own any equity in UIM. We have a revenue sharing arrangement with UIM and as such, we bear certain economic risks with respect to, and derive certain economic benefits from, its operations. See “— A. Operating Results — Overview — Consolidation of UIM Under FIN 46(R)”.

Our software products are built upon cutting-edge Internet technologies and capable of providing multi-player gaming platforms, powerful transaction engines, advanced risk management tools, comprehensive online marketing tools, sophisticated data mining and reporting utilities, intuitive graphical interfaces and localization in 16 major languages.

Online entertainment software design houses and application service providers are our primary competitors. However, given the low barrier to entry of software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of the software and Internet industries. In addition to known current competitors, traditional service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online entertainment services in the future, and thus become our competitors.

Faced with our known competitors, and most likely several new competitors which may be established in the near future, we will continue to improve the principal competitive factors that we believe can create certain barriers to entry, including brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.

Music Distribution Business. Our music distribution business continued to operate in a challenging environment in 2004. We have taken steps to reduce costs and improve our management information systems with a view to operating this business more efficiently and increasing our operating margins. During 2004, we closed 10 of our retail stores. We recorded revenues of approximately US$67 million and operating income of approximately US$542 thousand in 2004 as a result of these measures, representing a reversal from an operating loss of approximately US$7.1 million in 2003. However, we believe that our music distribution business is likely to continue to face a difficult operating environment going forward.

We operate our music distribution business through G-Music, our 58.58% owned subsidiary, which owns Taiwan’s two largest retail music distribution chains, Rose Records and Tachung Records. We acquired our interests in Rose Records and Tachung Records in a series of transactions in February 2002, September 2002 and December 2002, and have consolidated the results of operations of the acquired businesses from the respective dates of acquisition. See Note 3 of our consolidated financial statements for additional information.

Some of the key factors affecting Taiwan’s retail music distribution industry are technological developments and changing consumer buying habits, which have resulted and are likely to continue to result in an increasing proportion of popular music sales being made through alternative distribution channels, particularly Internet-based downloading and streaming. Consequently, we anticipate that an increasing proportion of physical music distribution will comprise specialized areas of music, such as classical and jazz, whose purchasers demand higher sound quality of physical recordings and who we believe are generally less price-sensitive than purchasers of popular music. The prevalent practice of physical and online music piracy is another factor that has eroded the retail music distribution industry in Taiwan.

Application of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We continually evaluate our estimates and assumptions, which are based on historical experience and other various factors that we believe are reasonable under the circumstances. The results of these estimates and assumptions form the basis for making judgments about the carrying values of certain assets and liabilities. Our actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussions address the most critical accounting policies applicable to our Company, which are those that are most important to the portrayal of the financial condition and results of operations of our Company, and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Acquisition

During 2002, we acquired Taiwan’s two leading music store chains, Rose Records and Tachung Records for approximately US$18.3 million for a 58.58% ownership stake in these businesses. During 2004, we acquired Grand Virtual Inc. and certain of its affiliates in a private transaction from the founding shareholders of GV Enterprise Voting Trust, through our wholly-owned subsidiary, CESL, for an all-cash consideration of US$32.5 million. In the absence of a quoted market price for the shares of these businesses, the acquisition prices of these businesses were determined based on management’s estimates for fair value of acquired net assets, including goodwill and amortizable intangibles. The actual fair value of such acquired net assets may differ significantly from management’s estimates. We determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. These estimates were arrived at with the assistance of independent valuation consultants utilizing recognized valuation techniques. Any excess of cost over the net of the amounts assigned to the assets acquired and liabilities assumed are recorded as goodwill.

Revenue Recognition

We recorded revenues from broadband Internet access services, as well as fee-based services, which mainly include subscription services for videostreaming and paid email services. Such revenues are recognized for the period in which the service is performed, if no significant company obligations remain and collection of the receivables is reasonably assured. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period. We contract with third party content providers for certain services related to subscribed content transmitted to our users and record the fees charged by the third parties as cost of revenues.

We recorded revenues for our entertainment software business through licensing our software and providing support services. These revenues are recognized monthly as a fixed percentage of a licensee’s gross receipts. The results of UIM, our licensee, as of and for the nine months ended December 31, 2004 have been incorporated into our consolidated financial statements. Software licensing and support services revenues we received from UIM have been eliminated in consolidation. See “— A. Operating Results — Overview — Consolidation of UIM Under FIN 46(R)” above. UIM generates revenues by providing and promoting online games of chance and skill. Revenues are recognized upon receipt. End-user account balances are recognized as current liabilities and are accrued for in full. The charge in aggregate end-user account balances is recognized monthly as a reduction to receipts, as are end-user disbursements.

For 2004, our revenues were primarily generated from retail sales of music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenues from these retail sales are recognized at the point of sale to the consumer, at which time payment is tendered.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s evaluation of collectibility of notes receivable, accounts receivables and other receivables. The actual value of such acquired net assets may differ significantly from management’s estimates.

Marketable Securities

Our investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year. Securities classified as non-current, including non-equity method investments, have maturity of more than one year. These investments principally consist of debt securities and equity securities of public and privately held companies and investment funds, and are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Unrealized losses that are considered other than temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are also included in the current year’s operations. Equity investments in privately held companies are generally carried at cost. Equity investments in companies over which we have the ability to exercise significant influence, but in which we do not hold a controlling interest, are accounted for under the equity method and our proportionate share of income or losses is recorded in non-operating income or expenses. When an equity investee company issues additional shares at an amount over or under the carrying value of the shares held by us and our ownership interest decreases as a result of not fully subscribing to the issuance, the resulting difference between our investment balance and our proportionate share of the investee company’s net equity is recorded in the current year’s operations.

Marketable Securities – Current

We had approximately US$29.0 million and US$34.3 million investments classified as current marketable securities as of December 31, 2003 and 2004. The balances of unrealized gains from these securities were US$0 and US$577 thousand respectively, as of December 31, 2003 and 2004. See Note 9 of our consolidated financial statements for 2004 for additional information.

Marketable Securities – Non-current

As of December 31, 2004, we had an approximately US$2.9 million investment in Gamania Digital Entertainment Co., Ltd., or Gamania. Our investment represented 4,905 thousand shares or approximately 3.32% ownership in Gamania. We have no ability to exercise significant influence over Gamania’s operating and financial policies. The market price of Gamania’s shares has been below our carrying cost for an extended period of time; therefore, we recorded an other-than-temporary loss of US$1.8 million on December 31, 2004. As of December 31, 2003 and 2004, the balance of unrealized losses was US$460 thousand and US$0, respectively. See Note 12 of our consolidated financials statements for 2004 for additional information.

Merchandise Inventory

Inventory is stated at the lower of cost or market value with cost being determined by the weighted average cost method and market value being determined by net realizable value. As with any retailer, economic conditions, cyclical customer demand and changes in purchasing or distribution can affect the carrying value of inventory. As circumstances warrant, we record the lower of cost or market value, or LCM, by adjusting the gross inventory cost with inventory provisions. In some instances, these provisions can have a material effect on the financial results in an annual or interim period. In order to determine such provisions, we estimate the fair value of merchandise inventory and record any provision if estimated market value is below cost and if inventory is obsolete. Actual inventory loss may differ significantly from management’s estimates. Through merchandising and other initiatives, we attempt to take the steps necessary to increase the sell-off of slower moving merchandise to eliminate or lessen the effect of any inventory provisions.

Impairment of Long-Lived Assets

Fixed assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2004, we did not record any asset impairment charges.

Impairment of Intangible Assets

We have significant amortizable intangible assets arising from the acquisitions of Rose Records, Tachung Records and CESL. The amortizable intangible assets are amortized on a straight-line basis over estimated useful lives ranging from two to fifteen years. As of December 31, 2004, the balance of amortizable intangible assets was US$8.4 million. In determining the useful lives and recoverability of the intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets, which may not represent the true fair value of such assets. If these estimates or their related assumptions change in the future, there may be a significant impact on our results of operations in the period of the change incurred. Based on our impairment test performed in 2004, we did not record any intangible assets impairment loss for 2004. However, as the value of intangible assets and its impairment are determined based on a number of assumptions and management’s estimates a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurred.

Impairment of Goodwill

Goodwill represents the adjusted amount of the cost of acquisitions in excess of the fair value of net assets acquired in purchase transactions. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, or FAS 142. Under the provisions of FAS 142, goodwill is no longer subject to amortization and potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated at least annually using the specific guidance provided by FAS 142. We periodically evaluate the carrying amount of goodwill to determine whether adjustments to these amounts are required based on current events and circumstances. We perform an analysis of the recoverability of goodwill using a cash flow approach consistent with the analysis of the impairment of long-lived assets. We performed an impairment test of our goodwill as of December 31, 2004 and recorded no goodwill impairment loss for 2004. However, as the value of goodwill and its impairment are determined based on a number of assumptions and management’s estimates a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are subject to valuation allowances based upon the management’s estimate of realizability. Due to the strong competition we face in our broadband ISP business and the general market downtrend in our music distribution business, it is uncertain whether we are able to realize our deferred tax asset. We have made an allowance for substantially all the value of the aggregate net deferred tax assets as of December 31, 2004. Actual results may differ significantly from management’s estimate.

Discussions of Results of Operations

The financial information in relation to the business segments is provided net of inter-segment transactions.

For the Years Ended December 31, 2003 and 2004

Consolidated Results Of Operations

OPERATING REVENUES. Total operating revenues for 2004 grew by 5% to approximately US$99.8 million from approximately US$95.4 million in 2003. The increase was primarily as a result of the acquisition of our entertainment software business in April 2004 which contributed approximately US$11.5 million or 11% of our total revenues in 2004 and an increase in revenues from our broadband ISP business of approximately US$1.9 million to approximately US$21.4 million, which in total contributed approximately 21% of our total revenues in 2004. This was partially offset by a significant decrease in revenues from our music distribution business by approximately US$8.9 million to approximately US$67.0 million in 2004, which business contributed approximately 68% of our total revenues in 2004.

See “Business Segment Results” below for a discussion of revenues by business segments.

COSTS AND EXPENSES. Costs and expenses decreased by 12% to approximately US$96.8 million in 2004 from approximately US$109.5 million in 2003. The decrease in total costs and expenses was mainly due to a 20% decrease in costs and expenses related to our music distribution business and an 18% decrease in costs and expenses related to our ISP broadband business. Our entertainment software business contributed US$8.7 million to our total costs and expenses for the nine months ended December 31, 2004.

See “Business Segment Results” below for a discussion of costs and expenses by business segments.

OPERATING INCOME. We had operating income of US$3.0 million in 2004 compared to operating loss of approximately US$14.2 million for 2003.

NON-OPERATING INCOME (EXPENSES). In 2004, our non-operating expenses decreased to approximately US$0.9 million from approximately US$2.9 million for 2003. This was principally due to a significant increase in investment income to approximately US$1.2 million from approximately US$0.5 million in 2003, an increase in other non-operating income to approximately US$0.5 million from approximately US$0.5 million in other non-operating expenses in 2003 and the recognition of a small loss on disposal of property, plant and equipment of approximately US$0.1 million in 2004, compared to approximately US$0.8 million in 2003. In 2004, we recorded an other-than-temporary impairment loss of approximately US$1.8 million for our investment in Gamania, compared with an other-than-temporary impairment loss recorded in 2003 of approximately US$1.7 million related to our write-off of our investment in Rock Internet Corporation.

NET INCOME. We had net income in 2004 of approximately US$1.7 million compared to a net loss of approximately US$14.1 million in 2003.

Business Segment Results

Broadband ISP Business

OPERATING REVENUES. Total operating revenues increased by 10% to approximately US$21.4 million in 2004 from approximately US$19.5 million in 2003. Such increase was attributable to an increase in total access revenues, which contributed more than 98% of total revenues.

Access Revenues. Access revenues increased by 11% to approximately US$21.0 million in 2004 from approximately US$18.8 million in 2003, mainly as a result of the significant growth of our corporate broadband ISP business. Of the total access revenues recorded for 2004, consumer access revenues through Hoshin GigaMedia were approximately US$16.0 million, while corporate access revenues through KBT were approximately US$5.0 million. While revenues from our corporate ISP business represented only 24% of our total access revenues in 2004, they demonstrated a growth of 34% to approximately US$5.0 million in 2004 from approximately US$3.7 million in 2003, compared to a moderate growth of 6% to approximately US$16.0 million in 2004 in our consumer ISP business from approximately US$15.1 million in 2003.

The number of our consumer broadband subscribers decreased from 102,940 as of December 31, 2003 to 94,520 as of December 31, 2004, of which 18,608 were two-way cable modem subscribers and 73,800 were ADSL subscribers. In the fourth quarter of 2004, the average blended access revenues per broadband subscriber per month (ARPU) for access services was approximately US$12.40, as compared to approximately US$12.60 for the fourth quarter of 2003. ARPU for two-way cable modem and ADSL services was approximately US$16.50 and US$11.80, respectively, during the fourth quarter of 2004, as compared to approximately US$17.30 and US$12.00, respectively, for the same services during the fourth quarter of 2003.

Sale/rental revenues. Sale/rental revenues decreased 9% from approximately US$120 thousand for 2003 to approximately US$109 thousand for 2004 resulting mostly from a decrease in sales of modems.

COSTS AND EXPENSES. Total costs and expenses decreased by 18% from approximately US$25.0 million in 2003 to approximately US$20.4 million in 2004, mainly as a result of the significant decline in general and administrative expenses and operating costs, offsetting the increase in selling and marketing expenses.

Cost of sales/rental/installation. Cost of sales/rental/installation decreased 26% from approximately US$0.9 million in 2003 to approximately US$0.6 million in 2004, due to a fall in the price of cable modems, decreased sales as well as the use of refurbished cable modems during 2004.

Operating costs. Operating costs decreased by 9% from approximately US$15.2 million for 2003 to approximately US$13.9 million for 2004 due to decreases in the price of leasing bandwidth and circuits.

Product development and engineering expenses. Product development and engineering expenses decreased by approximately 9% from approximately US$1.2 million in 2003 to approximately US$1.1 million in 2004 as a result of our continued effort to de-emphasize this aspect of our operations.

Selling and marketing expenses. Selling and marketing expenses increased by approximately 18% from approximately US$2.4 million in 2003 to approximately US$2.9 million in 2004, primarily due to reclassification of certain general and administrative expenses as selling and marketing expenses and hiring of additional sales staff in the corporate ISP business, which is partially offset by reduction in marketing expenses and related activities.

General and administrative expenses. General and administrative expenses decreased by 38% from approximately US$3.6 million in 2003 to approximately US$2.2 million in 2004 due to reclassification of certain general and administrative expenses as selling and marketing expenses.

OPERATING INCOME. We had an operating income of approximately US$1.0 million in 2004, compared to an operating loss of approximately US$5.5 million in 2003.

Entertainment Software Business

We acquired our entertainment software business in April 2004 and incorporated into our consolidated financial statements as of and for the nine months ended December 31, 2004. As this business was acquired during 2004, year-over-year comparisons of this business segment are not available. See Note 4 of our consolidated financial statements for a summary of unaudited pro-forma results of operations for the years ended December 31, 2003 and December 31, 2004 as if the acquisition of our entertainment software business had occurred on January 1, 2003 and 2004. The operating results of our entertainment software business, post-acquisition, for the nine months ended December 31, 2004 were as follows:

OPERATING REVENUES. Total operating revenues for the nine months ended December 31, 2004 were approximately US$11.5 million. Based on our revenue-sharing agreement with UIM, we recognized software licensing and support service revenues of approximately US$7.3 million from UIM during the same period. Such revenues have been eliminated in consolidation. See “— A. Operating Results — Consolidation of UIM Under FIN 46(R)”.

COSTS AND EXPENSES. Costs and expenses were approximately US$8.7 million for the nine months ended December 31, 2004, consisting mainly of:

Operating costs. Operating costs were approximately US$1.6 million for the nine months ended December 31, 2004.

Product development and engineering expenses. Product development and engineering expenses were approximately US$1.4 million for the nine months ended December 31, 2004.

Selling and marketing expenses. Selling and marketing expenses were approximately US$3.4 million for the nine months ended December 31, 2004.

General and administrative expenses. General and administrative expenses were approximately US$2.2 million for the nine months ended December 31, 2004.

OPERATING INCOME. Operating income was approximately US$2.8 million for the nine months ended December 31, 2004.

Music Distribution Business

OPERATING REVENUES. Total operating revenues from our music distribution business decreased by 12% to approximately US$67.0 million in 2004 from approximately US$75.8 million in 2003. This decrease was due to an overall market downtrend and our strategy to shut down unprofitable stores. In addition, consumers continue to shift to digital music distribution and piracy remains a serious challenge to the industry.

Sales/rental revenues. Sales/rental revenues decreased by 12% from approximately US$74.3 million in 2003 to approximately US$65.5 million in 2004 due to a general market downtrend and the closing of a number of our stores.

Promotional and advertising revenues. Promotional and advertising revenues decreased by 5% from approximately US$1.6 million in 2003 to approximately US$1.5 million in 2004 due to a general market downtrend.

COSTS AND EXPENSES. Total cost and expenses decreased by 20% to approximately US$66.4 million from approximately US$82.9 million in 2003. This decrease was attributable to a decrease in sales and better inventory control which lowered associated costs and inventory provisioning.

Sales/rental costs. Sales/rental costs decreased by 19% to approximately US$52.0 million in 2004 from approximately US$64.4 million in 2003, primarily due to a decrease in sales.

Operating costs. Operating costs decreased by 96% to approximately US$122 thousand in 2004 from approximately US$2.9 million in 2003, due to better inventory control, which reduced inventory provisions.

Selling and marketing expenses. Selling and marketing expenses decreased by 12% to approximately US$11.3 million in 2004 from approximately US$12.8 million in 2003, mainly due to strict cost controls in keeping with the general market downtrend and a decrease in the number of retail stores operated by us.

General and administrative expenses. General and administrative expenses decreased by 10% from approximately US$2.8 million in 2003 to approximately US$2.5 million in 2004 due to strict cost controls in keeping with the general market downtrend.

OPERATING INCOME. Operating income was approximately US$542 thousand in 2004, compared to an operating loss of approximately US$7.1 million in 2003.

For the Years Ended December 31, 2002 and 2003

Consolidated Results Of Operations

OPERATING REVENUES. Total operating revenues for 2003 grew 29% to approximately US$95.4 million from approximately US$74 million in 2002, primarily due to the contributions of the Rose Records and Tachung Records music store chains that we acquired in 2002. For 2003, the retail music distribution business contributed approximately US$75.8 million, or 80% of our revenues. The broadband ISP business contributed approximately US$19.5 million, or 20% of our revenues in 2003.

COSTS AND EXPENSES. Costs and expenses increased by 12% to approximately US$109.5 million in 2003 from approximately US$97.8 million in 2002. Our costs and expenses in 2003 primarily consisted of cost of sales/ rental/ installation of approximately US$65.2 million, operating costs of approximately US$18.1 million, product development and engineering expenses of approximately US$1.2 million, selling and marketing expenses of approximately US$14.5 million, general and administrative expenses of approximately US$8.0 million and an impairment loss on property, plant and equipment of approximately US$1.6 million.

OPERATING LOSS. Operating loss for 2003 decreased by 41% to approximately US$14.2 million from approximately US$23.9 million for 2002.

NON-OPERATING EXPENSES. In 2003, we incurred non-operating expenses of approximately US$2.9 million, compared to a non-operating income of US$3.1 million for 2002, principally due to an approximately US$1.7 million write-off of our investment in Rock Internet Corporation and the recognition of a foreign exchange loss of approximately US$0.7 million and loss on disposal of property, plant and equipment of approximately US$0.8 million in 2003, compared to a foreign exchange gain of approximately US$2.7 million and gain on disposal of investment of approximately US$3.3 million, offset by an approximately US$2.0 million loss from the change of our percentage of ownership in G-Music from 100% to 58.58% as a result of the acquisitions of Rose Records and Tachung Records and an approximately US$1.2 million impairment loss on a long-term investment in Rock Internet Corporation in 2002.

NET LOSS. Net loss for 2003 declined by 24% to approximately US$14.1 million from approximately US$18.5 million for 2002.

Business Segment Results

Broadband ISP Business

OPERATING REVENUES. Total operating revenues increased slightly by 1% from approximately US$19.3 million in 2002 to US$19.5 million in 2003.

Access revenues. Total access revenues increased slightly from approximately US$18.5 million in 2002 to approximately US$18.8 million in 2003, due to migration of subscribers to higher specification products. The number of our broadband subscribers decreased from 108,016 as of December 31, 2002 to 102,940 as of December 31, 2003. As of December 31, 2003, we had 6,653 one-way subscribers, 18,450 two-way subscribers, and 77,837 ADSL subscribers. In the fourth quarter of 2003, the average blended access fee per broadband subscriber per month (ARPU) for access services was approximately US$12.60, as compared to US$11.60 for the fourth quarter of 2002. ARPU for one-way cable services, two-way cable services and ADSL services was US$7.00, US$17.30 and US$12.00, respectively, during the fourth quarter of 2003, as compared to US$6.70, US$17.90 and US$10.50, respectively, for the same services during the fourth quarter of 2002.

Of the total access revenues recorded for 2003, consumer access revenues through Hoshin GigaMedia were approximately US$15.1 million, while corporate access revenues through KBT were approximately US$3.7 million.

Sales/rental revenues. Sales/rental revenues decreased 5% from approximately US$126 thousand for 2002 to approximately US$120 thousand for 2003, resulting mostly from a decrease in sales of modems.

COSTS AND EXPENSES. Total costs and expenses decreased by 23% to approximately US$25.0 million in 2003 from approximately US$32.5 million in 2002. This decrease was due to a decrease in operating cost, cost of sales/rentals, product development and engineering expenses and selling and marketing expenses.

Cost of sales/rental. Cost of sales/rental decreased by 45% from approximately US$1.6 million in 2002 to approximately US$873 thousand in 2003, due to a fall in the price of cable modems, decreased sales as well as the use of refurbished cable modems during 2003.

Operating costs. Operating costs decreased by 17% from approximately US$18.4 million in 2002 to approximately US$15.2 million in 2003 due to a decrease in the price of leasing bandwidth and circuits.

Product development and engineering expenses. Product development and engineering expenses decreased 35% from approximately US$1.9 million in 2002 to US$1.2 million in 2003, primarily due to reduced costs relating to workforce streamlining in 2003 and a de-emphasis on this aspect of our operations.

Selling and marketing expenses. Selling and marketing expenses decreased by 41% from approximately US$4.1 million in 2002 to approximately US$2.4 million in 2003, primarily due to significantly reduced advertising in Taiwan’s media for GigaMedia’s broadband services.

General and administrative expenses. General and administrative expenses increased 7% from approximately US$3.3 million in 2002 to approximately US$3.6 million in 2003.

OPERATING LOSS. Operating loss decreased by 58% to approximately US$5.5 million in 2003 from approximately US$13.2 million in 2002.

Music Distribution Business

We began to consolidate the results of operations of Rose Records in February 2002 and the results of operations of Tachung Records in October 2002. Consequently, a comparison of the consolidated results of operations of our music distribution business in 2003 and 2002 principally reflects the impact of consolidating these businesses for portions of 2002 and all of 2003. This and the impact of SARS on our 2003 results of operations makes it difficult to compare our results of operations in the two periods. We briefly describe below the principal trends affecting the revenues and cost of sales of our underlying music distribution business in 2003:

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

Cost of sales. Gross margins generally improved through 2003. We believe this principally reflected a combination of fewer popular records being released in 2003 and improved purchasing terms resulting from management changes in the third quarter of 2003.

We present below information on the results of operations of our music distribution business in 2002 and 2003.

OPERATING REVENUES. Total operating revenues from our music distribution business increased by 39% to approximately US$75.8 million in 2003 from approximately US$54.7 million in 2002. This increase was due in part to the fact that we consolidated the results of operations of Rose Records and Tachung Records for the full year of 2003, whereas in 2002, we had consolidated their results of operations from their respective closing dates of the acquisitions, namely, February 2002, September 2002 and December 2002.

COSTS AND EXPENSES. Total costs and expenses increased by 28% to approximately US$82.9 million in 2003 from approximately US$64.6 million in 2002. This increase was due in part to our consolidation of the results of operations of Rose Records and Tachung Records for full year 2003.

OPERATING LOSS. Operating loss decreased by 28% to approximately US$7.1 million in 2003 from approximately US$9.9 million in 2002.

B. Liquidity and Capital Resources

Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our investments and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our music distribution business also relies on short-term borrowings to finance its operations. Our short-term borrowings were approximately US$284 thousand as of December 31, 2004. In addition, we continued our efforts to streamline our operations with a view to reducing the capital requirement of our operations. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;

•	the rate of which we expand our operations and employee base;

•	the timing of entry into new markets and new services offered;

•	changes in revenue splits with our business partners;

•	the rate at which we invest in improving our products and upgrading and maintaining our network and future technologies;

•	the rate at which subscribers purchase our broadband Internet access services and the pricing of such services;

•	the development of new technologies and products to meet the changing consumer buying habits;

•	inventory management;

•	improvements in our operating margins; and

•	the effective and efficient marketing and distribution of our products and for acquisition of customers and partners.

As a result of our operating, investing and financing activities during 2004, the amount of cash and cash equivalents and marketable securities we held as of December 31, 2004 decreased significantly to approximately US$50.4 million compared to US$79.5 million as of December 31, 2003. Such decrease was primarily attributable to the acquisition of our entertainment software business at an all-cash consideration of US$32.5 million, which we paid for entirely out of our existing cash and cash equivalents, which was partially offset by positive operating cash flows of US$2.4 million in 2004 and net proceeds of US$8.5 million from disposal of marketable securities. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash or equity. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing lease arrangements, and other requirements through 2005.

OPERATING ACTIVITIES. In 2004, our net cash provided by operating activities amounted to US$2.4 million. This was primarily attributable to collections from customers of US$98.5 million, offset by payments to vendors for the purchases of US$77.2 million and payments for other operating expenses of US$18.9 million.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2004 was US$25.3 million. This was primarily attributable to the acquisition of our entertainment software business of US$32.8 million, including transaction costs, which we largely funded from the liquidation of our marketable securities, the purchase of property plant and equipment of US$2.6 million and the purchase of intangible assets of US$663 thousand. In 2003, our net cash used in investing activities amounted to US$5.0 million.

FINANCING ACTIVITIES. Our net cash provided by financing activities in 2004 was US$156 thousand.

OTHER. Set forth below are the aggregate amounts, as of December 31, 2004, of our future cash payment obligations under our existing contractual obligations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment and software, furniture and fixtures were US$8.8 million, US$1.9 million and US$3.3 million for 2002, 2003 and 2004 respectively. Capital expenditures during 2004 were primarily for the replacement and upgrades of network-related hardware in our consumer and corporate broadband businesses, capitalization of software development for our entertainment software business and also for the point of sale system implemented in every retail store of our music distribution business. Our capital expenditure plans for 2005 will continue to focus primarily on the replacement and upgrades of network-related hardware in our consumer and corporate broadband businesses and software development for our entertainment software business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

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

Foreign Currency Exchange

Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our entertainment software business. Our margins may be impacted by fluctuations of exchange rates between the NT dollar and the U.S. dollar, exposing us to foreign currency exchange risks. Because expenses denominated in foreign currencies historically have not been material, we have not sought to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose so in the future. We recognized a foreign exchange loss of US$896 thousand for 2004 and US$723 thousand for 2003.

Recent Accounting Pronouncements

In May 2003, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS No. 150”). FAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. FAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4,” (“FAS 151”). FAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that FAS 151 will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29,” (“FAS 153”) effective for non-monetary asset exchanges occurring in the fiscal year beginning January 1, 2006. FAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. FAS 153 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (“FAS 123 (R)”). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Company plans to adopt FAS 123(R) beginning in fiscal 2006 and is currently evaluating the various transition methods allowed under FAS 123(R).

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (“EITF 03-1”). The objective of EITF 03-1 is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued EITF 03-1-1, which delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. The Company has evaluated the impact of the adoption of the accounting provisions of EITF 03-1 and does not expect the adoption of EITF 03-1 will have a significant impact on the Company. During the period of the delay, the Company continues to apply previously adopted accounting policy for determining when a decline in fair value is other than temporary, and records identified loss accordingly, if any.

Taxation

At December 31, 2004, we had net operating loss carryforwards for tax purposes of approximately US$84.0 million, which will expire at various times from December 2005 through December 2009. At December 31, 2004, we had a deferred tax asset of US$22.5 million, relating principally to our net operating loss. Our ability to realize the value of our deferred tax asset depends on our future earnings, if any, the timing and amount of which are uncertain. We have made an allowance for substantially all the value of the aggregate net deferred tax asset as a result of those uncertainties.

As per the Republic of China Income Tax Law, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10% retained earnings tax. This rule applies primarily to our broadband ISP business and our music distribution business whose principal operating entities are incorporated under Taiwan law.

C. Research, Development and Intellectual Property

We make significant investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our entertainment software business. Accordingly approximately 50% of our workforce in the entertainment software business is comprised of research and development personnel. While we regard our intellectual property and proprietary rights as important, we believe that our future success is dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on patent, copyright and trademark protection, and, accordingly, we do not consider any particular intellectual property or proprietary right to be material to our business.

D. Trend Information

Please see Item 3 – “D. Risk Factors”, Item 4 – “Information On the Company” and “ — A. Operating Results — Overview” for a discussion of the most recent trends in our operation costs and revenues since the end of 2004. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance sheet arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

	Payment Due by Period (in US$ thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease	8,258	4,018	4,217	23	0
Total Contractual
Cash Obligations	8,258	4,018	4,217	23	0
Long-Term Debt Obligations	0	0	0	0	0

	Amount of Commitment Expiration Per Period (in US$ thousands)
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Standby Letters of Credit	0	0	0	0	0

Total Other Commercial Commitments	0	0	0	0	0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of June15, 2005:

Name	Age	Position	Year Appointed to Current Position
WU, Daniel Cheun-Tai	57	Chairman of the Board	2003

BAO, Gilbert	41	Independent non-executive director	2003

CHANG, Nelson	40	Independent non-executive director	2004

DING, Michael Y.J.	48	Independent non-executive director	2003

HSU, Emmet Yu-Jui	42	Independent non-executive director	2003

HU ZEE, Nancy Jing-Ying	46	Independent non-executive director	2003

LEE, Howe Yong	49	Independent non-executive director	2004

LEE, Yichin	44	Independent non-executive director	2003

WANG, Arthur M.	44	Chief Executive Officer and Director	2003

HUI, Thomas T.	33	Chief Financial Officer and Director	2004/2005

CHU, Michel	36	Executive Vice President and Chief Technology Officer	2000

MAI, Falco	43	Executive Vice President and Chief Administrative Officer	2001

SHEA, Joseph	39	Executive Vice President	2002

TSENG, Jennifer	36	Vice President and General Counsel	2003

Mr. Thomas T. Hui was appointed as our chief financial officer with effect from August 11, 2004 and a director from May 17, 2005. Our former directors, Jeffrey Koo Jr. and Andre Koo, resigned on May 17, 2005 for personal reasons.

Biographical information with respect to each of our directors and executive officers is set forth below.

DANIEL CHUEN-TAI WU is the chairman of the board of directors of GigaMedia Limited. He brings to our Company significant operational experience and extensive business relationships in Taiwan. Dr. Wu is currently the chairman of CDIB & Partners Investment Holding Corp. in Taiwan and a director and senior executive vice president of China Development Financial Holding Corporation. Previously, he served as the chairman of various companies including Videoland Inc. (2002-2004), Grand Pacific Petrochemical Corp. (1994-2004), Biocare Corp. (1997-2003) and Precision Semiconductor Mask Corp. (1998-2000). He was the chief executive officer of Wyse Technology Inc. (1990-1994) and the president of Grand Pacific Petrochemical Corp. (1992-1994). Dr. Wu was chairman of Crimson Asia Capital Holdings, Ltd. (1993-2000). Prior to that, Dr. Wu was also the chairman of Monte Jade Science & Technology Association from 1993 to 1994. Dr. Wu received his doctorate in chemical engineering from the University of Delaware in 1976 and an undergraduate degree in the same discipline from National Taiwan University in 1970.

GILBERT BAO is an independent non-executive director of our Company. He is also currently vice president of Chung Shing Textile Co., Ltd., executive director of Taiwan Cotton Spinners Association, and executive director of Taiwan Manmade Fiber Industry Association. He graduated from the University of Southern California in 1986.

NELSON CHANG is an independent non-executive director of our Company. He is also currently the managing director of Shin-Long Construction Co., managing director of Enrich Venture Capital Management Co., Ltd., vice president of X-Legend Entertainment Corp., and vice president of EasyFun Entertainment Corp. Mr. Chang received a master of business administration degree from National Taiwan University.

MICHAEL Y.J. DING is an independent non-executive director of our Company. He brings to our Company significant securities and business experience. Mr. Ding is currently president and chief executive officer of Fubon Asset Management Co., Ltd. Prior to that, Mr. Ding was president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Mr. Ding was previously chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc. Mr. Ding holds a bachelor of laws degree from Chinese Cultural University and a master’s degree and a doctorate in economics from Indiana University.

EMMET YU-JUI HSU is an independent non-executive director of our Company. He is also currently chairman and president of Shihlin Electric and Engineering Corp., Hsinchu Transportation Co. Ltd., and The Ambassador Hotel in Taipei, Taiwan. He majored in business administration at the University Southern California and received a master of business administration degree from Chengchi University in Taiwan.

NANCY JING-YING HU ZEE is an independent non-executive director of our Company. She is a certified accountant in the U.S. and Hong Kong and is currently a director of NHL CPA, Golden Pacific Enterprises Limited, Southwood Limited and Artel Solutions Group Holdings Limited. Ms. Hu is currently the president of Videoland Inc. and etKING Media Technology Limited. She is also chairman of Ho Wei Communication, which is a subsidiary of Videoland Inc. Ms Hu holds a bachelor’s degree from National Taiwan University, a master’s degrees in sciences from Barry University and a master of business administration degree from Florida International University.

HOWE YONG LEE is an independent non-executive director of our Company. He is currently the managing director of Lee Kim Yew (Pte) Ltd., an investment company based in Singapore. He also served as a director of China Development Corporation in Hong Kong from 1997 to 2000 and as a director of Transmarco Limited in Singapore from 1995 to 1997. Mr. Lee received a bachelor of arts degree in business administration from the University of Washington in 1984.

YICHIN LEE is an independent non-executive director of our Company. He is also currently founding partner of CRC Investment Management, LLC. Mr. Lee holds a doctorate degree in resource planning and management from Stanford University.

ARTHUR M. WANG is the chief executive officer and a director of our Company. He is also a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the audit committee. Previously, Mr. Wang was an executive director of KGI Asia Limited, the investment banking arm of the Koos Group of Taiwan. At KGI, Mr. Wang served as head of corporate finance. He also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation. Mr. Wang received his bachelor of arts degree from the University of California and his juris doctorate degree from Yale Law School. He practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.

THOMAS T. HUI is the chief financial officer and a director of our Company. Mr. Hui joined GigaMedia from Goldman Sachs (Asia) L.L.C., where he was executive director of the investment banking division. At Goldman Sachs, Mr. Hui originated and executed a broad range of mergers and acquisitions and financing transactions in Asia. Prior to working at Goldman Sachs, Mr. Hui served as an investment banker at Merrill Lynch & Co. and as a management consultant at McKinsey & Company, both in Hong Kong. Mr. Hui holds a master of engineering degree in electrical engineering from Cornell University and a bachelor of science degree in electrical engineering from the University of Wisconsin – Madison.

MICHEL CHU is the chief technology officer and an executive vice president of our Company. He has extensive experience in Internet-related software development, system engineering and project management. Mr. Chu is responsible for the design, development and implementation of our Company’s broadband service infrastructure. Mr. Chu received a master of science degree in electrical engineering from National Taiwan University.

FALCO MAI is the chief administrative officer and an executive vice president of our Company. He is also currently a director of KGI Securities Co. Ltd in Taipei. Prior to joining our Company, Mr. Mai worked at KGI Securities Co. Ltd in Taipei as a manager of the research department, the equity and sales - proprietary trading department and the derivatives product department. Mr. Mai was also senior vice president to the general management office, as well as the spokesman from 1993-2001. Mr. Mai received a bachelor of science degree in electrical engineering from National Taiwan University.

JOSEPH SHEA is an executive vice president of our Company responsible for strategic and business development. Prior to joining GigaMedia, Mr. Shea was an equity research analyst at Lehman Brothers Asia Limited covering the Internet industry. Before he was at Lehman Brothers, Mr. Shea was a manager at A.T. Kearney (Hong Kong) Limited where he was responsible for project planning and engagement execution for clients based in Asia and Europe. While working at A.T. Kearney, Mr. Shea led several Internet-related projects. Mr. Shea also held design engineer positions in several major microprocessor design projects at Intel Corporation. Mr. Shea received his master of business administration degree from the University of California at Berkeley. He also holds a masters of science in electrical engineering from Columbia University as well as a bachelors of science in electrical engineering from Carnegie-Mellon University.

JENNIFER TSENG is a vice president and general counsel of our Company. Prior to joining our Company, Ms. Tseng practiced law and presided over a local law firm in Taipei where she conducted general litigation practice across a range of major business disputes and civil litigation, from counseling through trial and appeal. Ms. Tseng received her master of laws degree from School of Law at University of Warwick in the United Kingdom and her bachelor of law degree from Department of Law at National Taiwan University in Taiwan.

B. Compensation

For the year ended December 31, 2004, the aggregate compensation paid by us to all of our executive officers was approximately US$994 thousand and the aggregate compensation paid by us to all of our directors was approximately US$202 thousand. The total outstanding number of share options granted to our directors and officers was 7,003,888 for the year ended December 31, 2004.

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

Our board of directors has appointed an audit committee. Our audit committee currently consists of Gilbert Bao, Michael Y. J. Ding, and Yichin Lee. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ National Market. We also have a compensation committee that consists of Daniel Chuen-Tai Wu, Michael Y.J. Ding and Yichin Lee.

D. Employees

As of June 15, 2005, our consumer broadband ISP business and our corporate headquarters employed 176 people, excluding part-time and temporary personnel and consultants. Of the 176 employees, 110 were employed in our consumer broadband ISP business group, including sales, marketing, engineering, customer service and related services; 25 were employed in our technology group; 15 were employed in the chief executive officer’s office; 16 were employed in our finance and control group; and 10 were employed in our administration group. In addition, our corporate ISP business as of June 15, 2005 employed a total of 66 people. Our music distribution business employed a total of 303 people as of June 15, 2005, including 244 store employees and 59 office employees. Our entertainment software business had a total of 60 employees as of June 15, 2005.

None of our employees is subject to any collective bargaining arrangements, and we consider our relations with employees to be good.

E. Share Ownership

Share Ownership of Directors and Executive Officers

The tables below set forth information as to our directors’, and executive officers’ share ownership in our Company as of June 15, 2005:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
WU, Daniel Chuen-Tai	0	*

BAO, Gilbert T.C.	0	*

CHANG, Nelson	0	*

DING, Michael Y.J.	0	*

HSU, Emmet Yu-Jui	0	*

HU ZEE, Nancy Jing-Ying	0	*

LEE, Howe yong	0	*

LEE, Yichin	0	*

WANG, Arthur M.	18,690	2,500,000

HUI, Thomas T.	18,044	1,500,000

CHU, Michel	417,461	*

MAI, Falco	*	*

SHEA, Joseph	*	*

TSENG, Jennifer	*	*

*	Less than 1%

All options to our directors and executive officers were granted pursuant to the 2002 Plan and the 2004 Plan as defined under “Employee Share Option Plans” below pursuant to which the exercise price for the options is US$0.79 and the options expire in 2014.

Beneficial Ownership

As of June 15, 2005, Jeffrey Koo Jr. and Andre Koo jointly owned 10,799,999 common shares or approximately 21.45% of our common shares through Best Method Limited.

Other than as stated above, no other director or executive officer beneficially owns of record more than 1% of the outstanding shares of our Company. See Item 7 — “Major Shareholders and Related Party Transactions” below.

Employee Share Option Plans

During 1999, we adopted the GigaMedia Limited Employee Share Option Plan, or the 1999 Plan. Pursuant to the 1999 Plan, up to two million common shares may be granted to employees of our Company. The 1999 Plan is administered by a committee designated by our board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants,- to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan, or the 2002 Plan, under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, and directors of the Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase three million shares of the Company’s common stock were granted and exercisable upon granting at an exercise price of $0.79 pursuant to the 2002 Plan. All options granted under the 2002 Plan expire in 2014.

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan, or the 2004 Plan, under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, and directors of the Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase 5,462,530 shares of the Company’s common stock were granted at an exercise price of $0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. In accordance with the terms of the second vesting schedule, 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options are vested 25% per year from the grant date. All options granted under the 2004 Plan expire in 2014.

See Note 17 of our consolidated financial statements for additional information.

Employee Share Purchase Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan, or the 2004 ESPP, under which up to two million common shares of the Company have been reserved for issuance. Pursuant to the 2004 ESPP, the Company offered its shares to qualified employees at favorable conditions and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by the Company or its subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately $1.39 per share.

See Note 17 of our consolidated financial statements for additional information.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of June 15, 2005 by (1) each shareholder known by us to own more than 5% of our shares and (2) all directors and executive officers as a group.

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	21.45%
Goldsky Asset Limited	3,597,500	7.15%
Directors and executive officers as a group (7 persons)	493,226	0.98%

(1)	Jeffrey Koo, Jr. and Andre Koo jointly own 10,799,999 common shares of our Company.

As of June 15, 2005, we had 50,343,642 ordinary shares outstanding, out of which 35,452,917 shares were listed on the NASDAQ National Market and not held by our major shareholders and directors or executive officers as disclosed above and in Item 6. — “Directors, Senior Management and Employees — E. Share Ownership”, representing approximately 70.42% of our total outstanding shares. As of June 15, 2005, the 35,452,917 shares listed on the NASDAQ National Market were held by 87 record holders, including nominee holders, with the registered address in the United States.

None of our major shareholders have different voting rights from those of our other shareholders.

B. Related Party Transactions

From time to time, we have engaged in a variety of transactions with our affiliates in the normal course of business. Our policy is that such transactions have been conducted on terms as favorable to us as obtainable at the time in a comparable arm’s length transaction with a non-affiliate.

China Trust Commercial Bank

Pursuant to an arrangement between our wholly-owned subsidiary KBT and China Trust Commercial Bank since September 2001, KBT charges China Trust Commercial Bank a monthly leased-line fee. This fee totaled approximately US$300 thousand in each of 2002, 2003 and 2004. The fee was US$88 thousand for the five months ended May 31, 2005.

Our total bank deposits with China Trust Commercial Bank as of December 31, 2003 and 2004, and May 31, 2005 amounted to US$13.83 million, US$2.98 million and US$1.95 million, respectively.

China Life Insurance Co., Ltd

Our subsidiary Hoshin GigaMedia leases its main office premises from China Life Insurance Co., Ltd. under an operating lease that expires in 2005. Hoshin GigaMedia incurred rental expense of US$374 thousand, US$372 thousand, US$392 thousand and US$169 thousand with China Life Insurance Co., Ltd. for the years ended December 31, 2002, 2003 and 2004, and the five months ended May 31, 2005, respectively; deposits out with the transactions were US$87 thousand, US$95 thousand and US$95 thousand as of December 31, 2003 and 2004, and May 31, 2005, respectively.

Gamania Digital Entertainment Co., Ltd.

Our subsidiary KBT incurred bandwidth cost of approximately US$116 thousand, US$171 thousand, US$272 thousand, and US$182 thousand for the years ended December 31, 2002, 2003, and 2004, and the five months ended May 31, 2005, respectively, for bandwidth provided by Gamania.

United Advertising Company, Ltd

Our subsidiary Point Records held a short-term loan in the amount of US$284 thousand and US$1,563 thousand at an annual interest rate of 3.5% to 4% due to the United Advertising Company, Ltd as of December 31, 2004 and May 31, 2005, respectively. Total interest expenses for the year ended December 31, 2004 and the five months ended May 31, 2005 were US$396 and US$8,695, respectively.

Our subsidiary Hoshin GigaMedia incurred advertising expenses of approximately US$188 thousand with United Advertising Company, Ltd. for the year ended December 31, 2004.

Best Method Limited

On March 31, 2004, we entered into an agreement with our major shareholder, Best Method Limited, and a former major shareholder, JKK, Inc., with regard to a warrant issued to Microsoft Corporation by GigaMedia. In September 2004, Microsoft Corporation returned the warrant unexercised.

See Note 19 of our consolidated financial statements for additional information on related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please refer to Item 18 “Financial Statements.”

Information on Legal or Arbitration Proceedings

In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company in connection with the initial public offering of its stock. There are approximately 300 issuers who are defendants in this class action.

The complaint alleged that the Company violated Section 11 and Section 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, or the Exchange Act, and Rule 10b-5 promulgated thereunder. On February 19, 2003, the court issued an opinion and order on defendants’ motion to dismiss.

As to the Company, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.

In June 2004, the plaintiffs and issuer defendants, including us, presented the executed settlement agreement to Judge Scheindlin during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include:

•	the insurers of the issuers will provide an undertaking that guarantees that plaintiffs in the approximately 298 settling actions will recover a total of US$1 billion;

•	the insurers will pay up to US$15 million for the notice costs arising from the settlement;

•	the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and

•	the plaintiffs shall release all of the settling issuer defendants, including the Company and its individual defendants, from all claims relating to this action.

Neither the Company nor the Company’s defense attorney is able to assess the likelihood of an unfavorable outcome and determine as to the amount or range of potential loss, if any. The Company has entered into an annually renewable insurance policy with American Insurance Group with US$10 million of liability coverage in which the Company is required to pay a US$500 thousand deductible.

Accordingly, the Company recorded a provision of US$500 thousand in 2003, representing the Company’s deductible amount related to these claims. The Company believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

On February 15, 2005, the court issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. The principal effect of the narrower bar order is that it does not bar claims for contractual indemnity. On May 2, 2005, the issuer defendants submitted an amendment to the settlement that conforms to the court order. Negotiation is proceeding between the issuers and the underwriters to broaden the bar order to include a mutual bar of contractual indemnity claims.

The court will schedule a fairness hearing on the proposed settlement and subsequently will decide whether to grant final approval to the settlement agreement. The settlement agreement is subject to the approval of the District Court.

In March 2003, we commenced arbitration proceedings in Singapore by submitting a Notice of Arbitration to the Singapore International Arbitration Center, or the SIAC to resolve certain contractual dispute in connection with a strategic agreement entered into between our Company, EMI Music Asia, or EMI and GigaMusic.com Limited, or GigaMusic.com. On December 31, 2003, a Final Settlement Agreement and Release, or the Settlement Agreement was entered into by our Company, EMI and GigaMusic.com to resolve and settle all disputes relating to this matter. The Settlement Agreement became effective on February 25, 2004, following a resolution approved by a meeting of our board of directors. Pursuant to the Settlement Agreement, we paid EMI US$400 thousand while EMI returned to us 5% ownership in GigaMusic.com and a letter of credit for the amount of US$1.0 million issued to EMI in accordance with said strategic agreement. The arbitration proceedings were withdrawn and settled in March 2004.

In March 2004, the landlord of the premises of one of our retail music stores filed a lawsuit in the District Court of Panchiao, Taipei Country against our subsidiary Point Records and Ta-Lai Records Company, a subsidiary of Tachung Records (collectively, the “Defending Entities”). The complaint alleged that the Defending Entities defaulted on monthly rental payments under the lease agreement and also breached the covenant against sub-letting the premises. The complaint claimed that the landlord had suffered damages amounting potentially to an amount in NT dollars equivalent to approximately US$173 thousand plus back rent at an amount in NT dollars equivalent to US$5,986 per month since February 1, 2004. The Defending Entities negotiated with the landlord about the terms and conditions for a settlement during 2004 and, at the same time, accrued US$173 thousand as provision for the rental lawsuit. As of February 2005, the total amount of monetary damage alleged by the landlord aggregated to approximately US$252 thousand. On March 7, 2005, the Defending Entities entered into a settlement agreement with the landlord before the court.

Pursuant to the settlement agreement, the landlord agreed to reduce the claim amount to an amount in NT dollar equivalent to US$202 thousand and release the subsidiary from the lawsuit, provided that the settlement fund was received by the landlord before March 31, 2005. The subsidiary has remitted the settlement fund to the landlord on the due date and settled the lawsuit.

In November 1999, we issued a warrant to Microsoft in connection with the purchase by Microsoft of four million of our shares for US$35 million. The warrant was exercisable for five years and initially entitled Microsoft to purchase up to 10 million of our shares at US$6.60 per share. As a result of a special distribution of US$2.00 per share by GigaMedia in March 2002, the warrant provided that Microsoft had the right to elect either (i) an adjustment to the terms of the warrant such that the warrant thereafter would represent the right to acquire 33,529,412 shares at US$1.97 per share, or (ii) a cash payment (the “Anti-Dilution Fee”) equal to US$20 million (the per share special distribution amount multiplied by the number of shares originally covered by the warrant). In March 2004, Microsoft notified GigaMedia of its purported election to receive the Anti-Dilution Fee. GigaMedia informed Microsoft that such purported election was untimely and therefore ineffective. In July 2004, we entered into an agreement with Microsoft to settle this dispute. Pursuant to the settlement, Microsoft would receive a cash payment and would return the warrant to our Company for cancellation, releasing all rights and claims related to the warrant. In September 2004, certain of our principal shareholders fully indemnified us in connection with the settlement and the warrant has been returned by Microsoft is unexercised.

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

B. Significant Changes

Except as disclosed in this annual report, no significant change has occurred since the date of our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

The following table shows, for the periods indicated, the high and low closing prices for the shares as quoted on the NASDAQ National Market, as well as the total trading volume and the average daily trading volume for such shares.

	Common Shares
Year Ended December 31, 2001	High	Low	Total Trading Volume	Average Daily Trading Volume
	(in US$)		(in thousands shares)
First quarter	$4.00	$1.97	3,271	53
Second quarter	$2.83	$1.12	4,398	70
Third quarter	$1.41	$0.60	7,942	137
Fourth quarter	$2.76	$0.89	4,687	73

	Common Shares
Year Ended December 31, 2002	High	Low	Total Trading Volume	Average Daily Trading Volume
	(in US$)		(in thousands shares)
First quarter	$2.88	$2.30	9,492	161
Second quarter	$1.25	$0.67	6,215	99
Third quarter	$1.30	$0.63	4,967	78
Fourth quarter	$0.84	$0.42	9,801	153

	Common Shares
Year Ended December 31, 2003	High	Low	Total Trading Volume	Average Daily Trading Volume
	(in US$)		(in thousands shares)
First quarter	$1.52	$0.66	27,796	456
Second quarter	$1.21	$0.86	22,647	359
Third quarter	$2.98	$1.17	176,987	2,765
Fourth quarter	$3.35	$1.44	88,187	1,378

	Common Shares
Year Ended December 31, 2004	High	Low	Total Trading Volume	Average Daily Trading Volume
	(in US$)		(in thousands shares)
First quarter	$2.07	$1.33	65,310	1,053
Second quarter	$1.87	$1.06	32,044	517
Third quarter	$1.43	$0.70	30,869	482
Fourth quarter	$2.43	$1.30	62,102	970

	Common Shares
Year Ended December 31, 2005	High	Low	Total Trading Volume	Average Daily Trading Volume
	(in US$)		(in thousands shares)
January	$1.86	$1.39	7,546	377
February	$1.65	$1.49	3,343	176
March	$1.70	$1.30	5,414	246
April	$1.60	$1.39	6,082	290
May	$1.56	$1.38	4,201	200
June (only through June 28)	$2.48	$1.65	40,827	2,041

B. Plan of Distribution

Not applicable.

C. Markets

Our shares have been listed and traded on the NASDAQ National Market since February 24, 2000.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

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

LIQUIDATION DISTRIBUTION

In the case of a winding up of our Company and in accordance with applicable laws, our shareholders may pass a special resolution to authorize a liquidator to divide and distribute our assets to our shareholders or, authorize the liquidator to vest the whole or part of our assets in trustees upon such trusts for the benefit of our shareholders but so that no shareholder will be compelled to accept shares or other securities on which there is any liability.

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

TAKEOVERS

The acquisition of shares of public companies is regulated by the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers. Any person, either on his own or together with parties acting in concert with him, acquiring an interest in 30% or more of our voting shares is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Singapore Code on Take-overs and Mergers. “Parties acting in concert” include a company and its related and associated companies, a company and its directors, including their close relatives and related trusts, a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis and a financial advisor and its client in respect of shares held by the financial advisor and all the funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10% or more of the client’s equity share capital. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and dealing costs, paid by the offeror or parties acting in concert with him for shares of that class within the preceding six months. A mandatory takeover offer is also required to be made if a person holding between 30% and 50%, both inclusive, of the voting shares, either on his own or together with parties acting in concert with him, acquires additional shares representing more than 1% of the voting shares in any six-month period.

C. Material Contracts

The following are summaries of our material contracts entered into over the past two years. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report or incorporated into this annual report by reference to our annual reports on Form 20-F and Form 20-F/A (File No. 000-30540) filed with the Commission on August 15, 2003 and June 30, 2004.

Settlement Agreement, dated December 31, 2003, among EMI, GigaMusic.com and GigaMedia

On December 31, 2003, we entered into a Settlement Agreement with EMI and GigaMusic.com to resolve and settle all disputes in connection with the strategic agreement entered into between our Company, EMI and GigaMusic.com as of May 14, 2001. Under the Settlement Agreement, we agreed to pay EMI US$400 thousand while EMI agreed to return to us 5% ownership of GigaMusic.com and a letter of credit for the amount of US$1.0 million issued to EMI in accordance with the strategic agreement. The Settlement Agreement became effective on February 25, 2004, following a resolution approved by a meeting of our board of directors.

Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin

On March 17, 2004, we entered into a Stock Purchase Agreement through our wholly-owned subsidiary, GigaMedia International Limited, with GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Uti to acquire all of the issued and outstanding shares of Grand Virtual Inc. and related affiliates in a private transaction for an all-cash consideration of US$32.5 million.

End User License Agreement dated April 1, 2004 by and among IML and UIM

On April 1, 2004, we entered into an End User License Agreement with UIM pursuant to which we granted a non-exclusive, non-transferable, world-wide license to UIM to use our software and certain operational and support services for a licensing fee based on a revenue sharing arrangement between us and UIM. The agreement is for a term of ten years.

Purchase and Sale Agreement, dated June 23, 2005, between Hoshin GigaMedia Center Inc. and Webs-TV.net Digital International Corporation, or Webs-TV

On June 23, 2005, we entered into an agreement with Webs-TV to assign our Internet content business at a consideration of an amount in NT dollars equivalent to approximately US$670 thousand and, for a period of ten years commencing from January 1, 2006, a portion of the net revenue generated from the gigigaga.com.tw website being transferred. Pursuant to the agreement, we will transfer to Webs-TV all properties relating to the operation of our gigigaga.com.tw website, including fixed assets, the gigigaga logo, and our content and data.

D. Exchange Controls

There are currently no foreign exchange regulations which restrict the export or import of our capital and the ability of our subsidiaries to distribute dividends to us. There are no limitations on the right of a non-resident or foreign owner to hold or vote the shares imposed by Singapore law or by our Articles of Association.

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

If our shareholder, whether a company or an individual, receiving or deriving such dividends is tax resident in Singapore, he would be entitled to foreign tax credits under the Singapore-Taiwan Tax Treaty and, if the recipient is a company which owns not less than 25% of our shares, the tax credit will include underlying tax paid by us. Singapore foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses). Certain foreign dividends received by a Singapore resident person on or after 1 June 2003 will, however, be exempt from tax. The main conditions to be satisfied for such exemption are that:

(a) the dividends are received from a jurisdiction with a maximum tax rate on the trade or business income of a company of at least 15%; and

(b) the dividends themselves, or the income from which they are paid, have been subject to tax in the foreign jurisdiction or have been exempted from tax under an incentive granted for substantive business activities.

The normal tax rate for corporate profits is 20% for the year of assessment 2004 (i.e. for the income earned in the financial year or other basis period ended 2005). Resident individuals are subject to tax at progressive rates. Based on proposals made by the Government in the 2005 Budget, the maximum individual tax rate would be 21% for the year of assessment 2006 and 20% for the year of assessment 2007.

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

All foreign-sourced income received (except for income received through a partnership in Singapore) in Singapore on or after 1 January 2004 by tax resident individuals will be exempt from tax.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your shares (other than certain pro rata distributions of shares or rights to subscribe for shares) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to United States federal income tax principles. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Singapore. Our shares are expected to be readily tradable on the NASDAQ National Market, an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder’s tax basis in such shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on shares.

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

Holders may generally elect to claim a credit against their United States federal income tax liability for Singapore tax withheld from dividends received in respect of the shares. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for Singapore tax withheld. You will not be eligible for a foreign tax credit for the underlying Singapore taxes on profits paid by us with respect to such dividends.

Sale or other disposition of shares. Except as discussed below with respect to the passive foreign investment company tax rules, a holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our shares in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the shares. Such gain or loss generally will be long-term (taxable at a reduced rate for individuals) if, on the date of sale or disposition, the shares were held by the holder for more than one year and will generally be treated as gain or loss from United States sources for foreign tax credit purposes. The claim of a deduction in respect of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

In general, we will be classified as a “passive foreign investment company”, or a “PFIC”, for any taxable year if either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. Based upon an analysis of our income and assets for the 2004 taxable year, we believe that we were a PFIC for the 2004 taxable year. Whether we continue to be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of our cash, cash equivalents and short-term investments), and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, and gross income are subject to change from year to year. We have positioned our entertainment software business to service clients operating in the dynamic and rapidly expanding Internet-based entertainment markets. In addition, we continue to investigate business opportunities and we may acquire a business for cash, thereby reducing our cash or other investment assets. If we are to realize additional value through the conduct of our entertainment software business or if we acquire a business for cash, we may mitigate our risk of continuing to be classified as a PFIC or we may eventually no longer continue to be classified as a PFIC. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be classified a PFIC in the current or any future taxable year. Provided we are a PFIC for any taxable year during your holding period of our shares, the PFIC tax rules discussed below generally will apply in future years even if we cease to be a PFIC in subsequent years. U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we were classified as a PFIC for any taxable year during which you held shares, and unless you make a “qualifying electing fund” election (a “QEF election”) or a mark-to-market election (as described below), you will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125% of the average annual distributions received by you in the three preceding taxable years or your holding period for the shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of shares. Under these PFIC rules:

•	the excess distribution or gain would be allocated ratably to your holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC would be treated as income;

•	the amount allocated to each taxable year beginning with the first taxable year in which we are classified as a PFIC, other than the current taxable year, would be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each taxable year beginning with the first taxable year in which we are classified as a PFIC, other than the current taxable year.

As an alternative to the foregoing rules and upon your request, we will provide you with information to enable you to make a QEF election under which, generally in lieu of being subject to the penalizing PFIC rules described above, your pro rata share of our earnings for any particular taxable year, as determined for United States federal income tax purposes would be currently included in your gross income despite the fact that we may not have made any actual dividend distributions for such taxable year.

As a further alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are actively traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities and Exchange Act of 1934 (i.e., the NASDAQ National Market). If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis of the shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of the shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

If you own shares during any year that we are a PFIC, you must file an annual IRS Form 8621. In the case of investors who have held our shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such shares (or any portion thereof), who have not previously determined to make a mark-to-market election, and who are now considering the making of a QEF or mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing our shares if we are or become a PFIC, including the possibility of making a QEF or mark-to-market election

Information Reporting and Backup Withholding

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The U.S. Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits, which we filed with the SEC before. You may read and copy this annual report, including the exhibit(s) incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibit(s) incorporated by reference in this annual report, upon payment of a duplicating fee, by writing for information on the operation of the SEC’s Public Reference Room.

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

Foreign Currency Exchange

Our subsidiaries conclude most of their business transactions in their own measurement currencies, therefore the foreign currency risks derived from operations are not significant. However, we hold some assets or liabilities in foreign currency other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. Because expenses denominated in foreign currencies historically have not been material, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future.

As of December 31, 2004, we had bank deposits and restricted cash of approximately US$7.7 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange loss of US$750 thousand and unrealized foreign exchange loss of US$146 thousand in 2004.

As of December 31, 2004, we had available-for-sale marketable securities of approximately US$27.2 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. Changes in the value of these marketable securities resulting from movements in foreign exchange rates are reported in the separate component of shareholders’ equity until realized. As of December 31, 2004, unrealized foreign exchange loss for these marketable securities were approximately US$508 thousand.

Interest Rate Sensitivity

Our exposure to interest rates relates primarily to our investments in marketable securities. As of December 31, 2004, we had US$31.3 million of investment in fixed-income or money market investment funds. These investments are subject to interest rate risk in that the value of their holdings in debt instruments will fall if market interest rates increase. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. We have not entered into any interest rate swaps, caps or any hedge contracts to modify our exposure to interest rate fluctuations. However, we do not expect significant risk associated with the fluctuations of interest rate of short-term loans due to their short-term maturity period.

Other Market Risk

We are also exposed to other market risk, which is mainly derived from our investments in Gamania, other investee companies and investment funds. Changes in the stock price, the performance or the net asset value of these companies and investment funds might have significant impact on our financial positions or operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

In February 2005, our audit committee was notified by our independent auditors PricewaterhouseCoopers in connection with their audit of our consolidated financial statements for the year ended December 31, 2004 that they had identified certain material weaknesses in our internal controls. Specifically our auditors noted: (1) deficiencies in current inventory costing and measuring and monitoring inventory status, including calculation of inventory costing and related cost of sales on the lump sum averaged basis rather than as an item by item basis; inadequate formula set up in the calculation spreadsheet for inventory costing, lack of controls surrounding obsolete and excess inventory and lack of cycle counts to monitor the inventory status throughout the year, and (2) lack of adequate documentation on the status of legal proceedings and an effective communication procedure to deliver the contract review results to the accounting department and reflecting the results on the financial statements.

Our management responded promptly to their findings by undertaking these remedial measures:

•	We finished the roll-out of our new point of sale, or “POS” system, in January 2005. The new POS system allows us to (1) track and account for inventory cost on a per-unit basis, (2) significantly increase the level of automation in the inventory costing process and (3) better manage the issues of obsolete and excess inventory by monitoring and analyzing the level and mix of our inventory using data provided by the POS system.

•	We have begun the implementation of certain new legal documentation process, including a control log sheet of all material legal proceedings maintained by the general counsel’s office, which is designed to monitor the development of outstanding litigations and to ensure timely disclosure of estimates for the probable influences of litigations in our financial statements.

In May 2005, our independent auditors identified, in connection with their audit for the year ended December 31, 2004, certain other weaknesses in our current internal control processes. Specifically, our auditors noted that we had weaknesses in respect of:

•	pre-approval process for the authorization of our audit and non-audit services by our audit committee;

•	review procedures for the identification of a related party; and

•	procedures for income tax accounting and approval of short-term loans.

Nevertheless, our auditors advised us that such weaknesses did not affect their opinion that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods covered. In response to our auditors’ findings, our senior management under the supervision of our audit committee has directed further evaluation of our internal controls and moved to strengthen controls process and procedures as soon as practicable to address these and any other issues that might be identified through our evaluation including the adoption of an audit committee charter. We are undertaking all necessary remedial measures and will take further action to improve any conditions that may result in weaknesses in the future, should we identify such other conditions.

Based on their evaluation as of December 31, 2004, our chief executive officer and chief financial officer have concluded that the remedial actions undertaken to date have been effective and further steps can be taken to improve our disclosure controls and procedures.

Our chief executive officer and chief financial officer believe that, subject to the limitations noted above, our disclosure controls and procedures are effective in ensuring that material information required to be included in this annual report is recorded, processed, summarized and reported, as well as is communicated to our management, on a timely basis.

We have also commenced, with assistance from our independent advisors, PricewaterhouseCoopers and Resources Global Professionals, the implementation of the reporting requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. PricewaterhouseCoopers and our management were involved in scoping the significant accounts, disclosures and processes of each of our business units, mapping these significant accounts to financial assertions and documenting our existing controls over all relevant assertions relating to all significant accounts and disclosures in our financial statements. Currently Resources Global Professionals is performing tests on our key controls and procedures to verify the proper application of our major systems and processes. We have been improving our policies and processes as necessary with a view to achieving compliance with Section 404 by the effective date.

Our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints, the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, at our Company have been detected.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Y. J. Ding, a member of our audit committee, qualifies as an audit committee financial expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Ding has served as an independent director of our board and a member of our audit committee since July 30, 2003. Mr. Ding is currently president and chief executive officer of Fubon Asset Management Co., Ltd. Prior to that, Mr. Ding was president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Prior to that, Mr. Ding was a chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors, other officers, employees and consultants. Our code of ethics is available on our Web site at http://ir.giga.net.tw/code%20of%20business%20conduct.htm. If we amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our Web site at the same address. We will also provide any person without charge a copy of our code of ethics, upon written request to our Investor Relations Department at 14th Floor, No. 122, Tunhwa North Road, Sungshan Chiu, Taipei, Taiwan R.O.C. 10595, or e-mail to: Brad.miller@GigaMedia.com.tw.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers in Taiwan and Singapore during the fiscal years ended December 31, 2003 and December 31, 2004

	Year Ended December 31,
	2003	2004
	(in US$)
Audit Fees	141,916	323,394
Audit-Related Fees	0	113,000
Tax Fees	16,467	17,000
Other Fees	6,287	0

A. Audit Fees

Audit fees consist of fees billed for our statutory consolidated financial statements and the statutory financial statements of our subsidiaries.

B. Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as accounting consultation and audits in connection with our acquisition in 2004.

C. Tax Fees

Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.

D. All Other Fees

All other fees are fees billed for services provided by the principal accountant, other than the services reported as audit fees, audit-related fees and tax fees above, consisting of fees billed for business registration service performed before May 30, 2005.

E. Audit Committee Pre-Approval Policies and Procedures

In May 2005, we adopted our audit committee charter. Consistent with SEC policies regarding auditor independence, our audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of auditors engaged to provide us with audit, review or attest services. Our audit committee has sole discretion to review and pre-approve the appointment of auditors and to set their fees for the performance of audit and non-prohibited non-audit services in accordance with the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations promulgated thereunder.

The appointment of our independent auditors, PricewaterhouseCoopers, as well as the scope of each audit, audit-related or non-prohibited non-audit service provided pursuant to such appointment and our auditors’ fees for all such services were approved by either our board of directors or our audit committee, which have ultimate authority and responsibility for the evaluation and appointment of our auditors pursuant to our articles of association.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2004 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent accountants listed below are attached hereto as follows:

Page
(a)	Report of Independent Registered Public Accounting Firm	F-1
(b)	Consolidated Balance Sheets as of December 31, 2003 and 2004	F-2
(c)	Consolidated Statements of Operations for the years ended	F-4
December 31, 2002, 2003 and 2004
(d)	Consolidated Statements of Shareholders’ Equity for the	F-5
years ended December 31, 2002, 2003 and 2004
(e)	Consolidated Statements of Cash Flows for the years ended	F-6
December 31, 2002, 2003 and 2004
(f)	Notes to the Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Memorandum of Association of our Company

1.2	Articles of Association of our Company

4.1	Microsoft Commercial Internet System License Agreement between Hoshin GigaMedia Center Inc., dated April 1, 1998*

4.2	License Agreement between Portal Information Network, Inc. and Hoshin GigaMedia Center Inc., dated May 23, 1998*

4.3	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)*

4.4	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Everlasting Cable TV Co., dated June 16, 1999 (including English summary)*

4.5	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)*

4.6	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)*

4.7	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)*

4.8	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)*

4.9	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)*

4.10	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)*

4.11	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)*

4.12	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)*

4.13	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Chun-Chien Cable Television Co. Ltd., dated January 1, 2000 (including English summary)*

4.14	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)*

4.15	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)*

4.16	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)*

4.17	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)*

4.18	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)*

4.19	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)*

4.20	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)*

4.21	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)*

4.22	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)*

4.23	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)*

4.24	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)*

4.25	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)*

4.26	Share and Warrant Purchase Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., Microsoft Corporation, Koos Develop Corp., Chester Koo and Leslie Koo, dated October 27, 1999*

4.27	Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999*

4.28	Shareholders’ Agreement among GigaMedia Limited, Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Limited, TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu, dated November 23, 1999*

4.29	Business Co-Operation Agreement among Hoshin GigaMedia Center Inc. and Microsoft Corporation, dated November 1, 1999*

4.30	Warrant, dated November 23, 1999, issued to Microsoft Corporation*

4.31	Strategic Alliance Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001**

4.32	Commercial Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., and Rock Internet Corporation, dated April 20, 2001**

4.33	Strategic Alliance Agreement among GigaMedia Limited, GigaMusic.com Limited, and EMI Music Asia (a division of EMI Group Hong Kong Limited), dated May 14, 2001+**

4.34	Stock Purchase Agreement among Tachung Records and certain shareholders of Rose Records, dated as of January 29, 2002***

4.35	Stock Purchase Agreement among G-Music Limited and all shareholders of Tachung Records, dated as of February 4, 2002***

4.36	Amendment to Stock Purchase Agreement, dated as of April 4, 2002, to the Stock Purchase Agreement among Point Records Co., Ltd. and certain shareholders of Point Records Co., Ltd, dated as of January 29, 2002****

4.37	Amendment to Stock Purchase Agreement, dated as of September 20, 2002, to the Stock Purchase Agreement among Music King Co., Ltd. and selling shareholders of Music King Co., Ltd., dated as of February 4, 2002****

4.38	Final Settlement Agreement and Release, dated as of December 31, 2003, entered into among EMI Music Asia, GigaMusic.com Limited and GigaMedia Limited*****

4.39	Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin*****

4.40	Purchase and Sale Agreement between Hoshin GigaMedia Center Inc. and Webs-TV.net Digital International Corporation, dated June 23, 2005

4.41	End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated April 1, 2004

8.1	List of Subsidiaries*****

11	Code of ethics adopted by the registrant on April 21, 2004*****

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2	Certification by our Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

13	Certifications by our Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm

*	Incorporated by reference from our Registration Statement on Form F-1, file number 333-11416 filed with the SEC on February 2, 2000.
**	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the SEC on June 28, 2001.
***	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the SEC on June 28, 2002.
****	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the SEC on July 15, 2003.
*****	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the SEC on June 30, 2004.
+	Does not contain portions for which confidential treatment has been requested.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ Thomas Hui
Thomas Hui
Chief Financial Officer

Date: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

By: /s/ PricewaterhouseCoopers

Taipei, Taiwan

May 26, 2005

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

(in thousands except for par value amount)

	December 31
	2003	2004
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 8 and 19)	$35,294	$13,233
Marketable securities-current (Note 9)	28,956	34,284
Notes and accounts receivable-net (Note 10)	4,093	5,838
Receivable from related parties (Note 19)	603	128
Inventories-net (Note 11)	4,804	10,488
Prepaid expenses	1,368	680
Restricted cash (Note 14)	1,926	1,506
Other current assets	665	1,569

Total Current Assets	77,709	67,726

Marketable securities-noncurrent (Note 12)	15,260	2,893

PROPERTY, PLANT AND EQUIPMENT-NET
Land	654	701
Building	1,115	1,194
Information and communication equipment	16,533	20,450
Modems rented	2,431	2,421
Office furniture and fixture	2,288	2,662
Transportation equipment	274	325
Leasehold improvements	3,301	3,734

Sub-total	26,596	31,487
Less: Accumulated depreciation	(11,003)	(16,722)
Prepayment for equipment	43	291

Net	15,636	15,056

GOODWILL (Note 4 and 5)	—	29,607

INTANGIBLE ASSETS-NET (Note 4 and 6)	6,199	8,372

OTHER ASSETS
Deferred assets (Note 13)	1,202	349
Refundable deposits-out	3,201	1,960
Others	585	14

Total Other Assets	4,988	2,323

TOTAL ASSETS	$119,792	$125,977

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS-(Continued)

December 31, 2003 and 2004

(in thousands except for par value amount)

	December 31
	2003	2004
LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15 and 19)	$—	$284
Notes and accounts payable	16,788	14,002
Payable to related parties (Note 19)	407	51
Accrued compensation	1,418	1,655
Accrued expenses (Note 19)	3,255	3,346
Other current liabilities	2,242	3,902

Total Current Liabilities	24,110	23,240

OTHER LIABILITIES
Refundable deposits	806	930
Deferred tax liabilities (Note 18)	—	386
Accrued pension liabilities (Note 16)	992	1,184

Total Other Liabilities	1,798	2,500

Total Liabilities	25,908	25,740

MINORITY INTERESTS	3,521	4,266

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY
Common shares, NT$10 dollars par value; authorized 80,000 thousand shares; issued 50,154 thousand shares on December 31, 2003 and 2004 (Note 17)	15,565	15,565
Warrant outstanding (Note 19 and 21)	48,653	—
Additional paid-in capital	223,439	272,092
Accumulated deficit	(167,241)	(165,559)
Accumulated other comprehensive loss	(30,053)	(26,127)

Total Shareholders’ Equity	90,363	95,971

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$119,792	$125,977

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2003 and 2004

(in thousands except for income/loss per share amounts)

	2002	2003	2004
OPERATING REVENUES (Note 19)
Sales/rental	$53,956	$74,390	$65,594
Software licensing and on-line entertainment revenues	—	—	11,434
Access revenues	18,493	18,829	20,960
Promotional and advertising revenues	949	1,595	1,501
Other revenues	578	538	330

Total	73,976	95,352	99,819

COSTS AND EXPENSES (Note 19)
Costs of sales/rental/installation	(48,808)	(65,238)	(52,627)
Operating costs	(18,376)	(18,120)	(15,586)
Product development and engineering expenses	(1,865)	(1,211)	(2,513)
Selling and marketing expenses	(12,368)	(14,530)	(17,630)
General and administrative expenses	(6,134)	(7,973)	(8,200)
Bad debt expenses	(931)	(156)	(247)
Impairment loss on goodwill (Note 5)	(7,032)	(738)	—
Impairment loss on intangible assets (Note 21)	(2,334)	—	—
Impairment loss on property, plant and equipment (Note 7)	—	(1,557)	—

Total	(97,848)	(109,523)	(96,803)

Income (loss) from operations	(23,872)	(14,171)	3,016

NON-OPERATING INCOME (EXPENSES)
Interest income	1,010	419	170
Gains on sales of marketable securities	3,316	488	1,230
Other-than-temporary impairment on marketable securities (Note 12)	(1,158)	(1,701)	(1,833)
Loss resulting from change of ownership percentage in a majority-owned subsidiary	(1,953)	—	—
Interest expense	(40)	(37)	(7)
Foreign exchange gains (loss)	2,719	(723)	(896)
Loss on disposal of property, plant and equipment	(885)	(846)	(106)
Others	136	(509)	510

Subtotal	3,145	(2,909)	(932)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	(20,727)	(17,080)	2,084
INCOME TAX BENEFIT (EXPENSES) (Note 18)	127	(142)	79

NET INCOME (LOSS) BEFORE MINORITY INTERESTS	(20,600)	(17,222)	2,163
MINORITY INTEREST (INCOME) LOSS	2,134	3,127	(481)

NET INCOME (LOSS)	$(18,466)	$(14,095)	$1,682

EARNINGS (LOSS) PER SHARE (IN DOLLARS) (Note 2)
Basic:
Income (loss) from continuing operations	$(0.41)	$(0.34)	$0.04

Net income (loss)	$(0.37)	$(0.28)	$0.03

Diluted:
Income (loss) from continuing operations	$(0.41)	$(0.34)	$0.04

Net income (loss)	$(0.37)	$(0.28)	$0.03

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE (Note 2)
Basic	50,154	50,154	50,154

Diluted	50,154	50,154	51,701

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2003 and 2004

(in thousands)

	Issuance of common shares		Warrant outstanding	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
2002
Balance as of January 1, 2002	50,154	$15,565	$48,653	$323,563	$(134,680)	$(28,633)	$224,468
Net loss	—	—	—	—	(18,466)	—	(18,466)
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(2,038)	(2,038)
Foreign currency translation adjustment	—	—	—	—	—	329	329

Total comprehensive loss							(20,175)

Capital returns	—	—	—	(100,308)	—	—	(100,308)
Refund of expenses from NASDAQ in relation to the initial public offering	—	—	—	153	—	—	153
Amortization of unearned compensation	—	—	—	31	—	—	31

Balance as of December 31, 2002	50,154	15,565	48,653	223,439	(153,146)	(30,342)	104,169
2003
Net loss	—	—	—	—	(14,095)	—	(14,095)
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(1,861)	(1,861)
Foreign currency translation adjustment	—	—	—	—	—	2,150	2,150

Total comprehensive loss	—	—	—	—	—	—	(13,806)

Balance as of December 31, 2003	50,154	15,565	48,653	223,439	(167,241)	(30,053)	90,363
2004
Net income	—	—	—	—	1,682	—	1,682
Cancellation of warrant	—	—	(48,653)	48,653	—	—	—
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(357)	(357)
Foreign currency translation adjustment	—	—	—	—	—	4,283	4,283

Total comprehensive income	—	—	—	—	—	—	5,608

Balance as of December 31, 2004	50,154	$15,565	$—	$272,092	$(165,559)	$(26,127)	$95,971

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2003 and 2004

(in thousands)

	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(18,466)	$(14,095)	1,682
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	5,683	5,240	4,675
Amortization	2,821	2,229	2,545
Provision for bad debt expenses	931	156	247
Provision for (reversal of) inventory loss	642	3,169	(300)
Gain on physical inventory	—	—	9
Loss on disposal of property, plant and equipment	885	846	106
Gain on disposal of marketable securities	(3,316)	(488)	(1,230)
Share compensation expenses	153	—	—
Minority interests income (loss)	(2,134)	(3,127)	481
Impairment loss on goodwill	7,032	738	—
Impairment loss on intangible assets	2,334	—	—
Other-than-temporary impairment on marketable securities-noncurrent	1,158	1,701	1,833
Impairment loss on property, plant and equipment	—	1,557	—
Loss resulting from change of ownership percentage in a majority-owned subsidiary	1,953	—	—
Net changes in operating assets and liabilities:
Notes and accounts receivable	(1,011)	(495)	597
Receivable from related parties	(80)	(63)	475
Inventories	1,014	2,591	(5,531)
Prepaid expenses	95	(783)	730
Other current assets	3,392	3,719	(464)
Notes and accounts payable	(3,326)	2,933	(3,743)
Payable to related parties	481	(197)	(356)
Accrued expenses	(1,184)	1,691	(914)
Accrued compensation	(11)	105	236
Other current liabilities	351	(1,243)	981
Accrued pension liabilities	449	255	309
Deferred tax liabilities	—	—	22

Net cash (used in) provided by operating activities	(154)	6,439	2,390

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in restricted cash	(710)	1,018	419
Proceeds from disposal of marketable securities	131,120	103,947	69,352
Purchase of property, plant and equipment	(8,821)	(1,913)	(2,587)
Proceeds from disposal of property, plant and equipment	4,330	310	415
Purchase of marketable securities	—	(107,226)	(60,834)
Purchase of intangible assets	(1,016)	—	(663)
Acquisitions, net of cash acquired	(9,030)	—	(32,797)
Decrease (increase) in refundable deposits-out	(1,764)	(749)	1,450
Increase (decrease) in other assets	2,432	(335)	1
Decrease in note receivable from officer	—	171	—
Increase in deferred assets	(1,774)	(189)	(193)
Cash recognized on initial consolidation of variable interest enity	—	—	94

Net cash provided by (used in) investing activities	114,767	(4,966)	(25,343)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	122	—	2,098
Repayment of short-term loan	—	(2,703)	(1,829)
Increase in refundable deposits	103	109	125
Acquisition of minority interests	—	—	(238)
Capital returns	(100,308)	—	—
Refund of IPO expenses from NASDAQ	31	—	—

Net cash (used in) provided financing activities	(100,052)	(2,594)	156

Exchange difference	(1,572)	698	736

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	12,989	(423)	(22,061)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,728	35,717	35,294

CASH AND CASH EQUIVALENTS AT END OF YEAR	$35,717	$35,294	$13,233

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$40	$36	$7

Income tax paid during the year	$26	$—	$9

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Issuance of shares of a consolidated subsidiary for business combinations	$6,385	$—	$—

Acquisition costs in the form of payable as of year-end	$2,547	$—	$—

Unrealized holding gain (loss) on available-for-sale securities	$2,216	$(1,925)	$(357)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of GigaMedia Limited (GigaMedia or the Company) and its wholly-owned and majority-owned subsidiaries. In addition, the accounts of variable interest entities (VIEs) as defined by the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (see Note 3, “Variable Interest Entity,” for additional information) are included in the Consolidated Financial Statements. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership), are accounted for using the equity method. The accounting policy for other investments in securities is described in Note 1 within “Marketable Securities.” Other investments are accounted for using the cost method.

Reporting Currency and Foreign Currency Translation

The Consolidated Financial Statements of the Company and its subsidiaries have historically been reported in New Taiwan (NT) dollars. Effective January 1, 2004, the Company adopted the U.S. dollar as its reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of the Company’s business following the acquisition of the Company’s entertainment software business. (See Note 4, “Acquisitions.”) As a result of this change, the Company will record a cumulative translation adjustment to other comprehensive income. The cumulative translation adjustments in 2002, 2003, and 2004 were $33 million, $31 million, and $27 million, respectively. Comparative financial information has been recast as if the U.S. dollar had always been used as the Company’s reporting currency, and financial information has been translated into U.S. dollars for all periods presented. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expenses items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income in shareholders’ equity. Gains and losses on foreign currency transactions are included in other income and expenses.

Exchange rates between the U.S. dollar and the NT dollar for the periods reported in the Consolidated Financial Statements were as follows:

	2002	2003	2004
Year-end	34.75	33.97	31.71
Weighted average	34.55	34.40	33.41

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the Consolidated Financial Statements and accompanying notes. Actual results could differ significantly from those estimates.

Revenue Recognition

General

The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (SAB 101) and Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104). Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured. The following policies apply to the Company’s major categories of revenue transactions.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Sales

Sales consist of retail sales generated from the Company’s music distribution business and sales of cable modem and other related products generated from the Company’s broadband ISP business.

Retail sales consist mainly of sales that occurred at GigaMedia’s music retail chain stores, which accounted for more than 90% of the Company’s total retail sales. These revenues are collected in either cash or via credit card payment, which pose no or very limited credit risk. The remaining retail sales revenues are generated from our store-in-store locations inside hypermarkets and third-party chain stores. The hypermarket and third-party chain store-related revenues are recognized on a monthly basis and collected within 30 days of the date of issuance of the invoices. Even though our partners are reputable, major hypermarkets and third-party chain stores in Taiwan, and there has not been any collection issue in the past, we still establish a provision policy for receivables over 90 days.

Revenues from the sales of cable modems and other related products are recognized upon delivery.

Internet Access Revenues: Cable Modem and ADSL

Internet access revenues are related to cable modem and ADSL Internet access services provided by the Company. Revenues are recorded net of discounts, and in the case of our cable modem services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between GigaMedia and our cable partners. Cable modem and ADSL revenues are recognized for the period of time for which the Company provides services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. The Company records any such advanced payment receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period.

Software Licensing and On-Line Entertainment Revenues

Software licensing and on-line entertainment revenues are related to software the Company develops and support services the Company provides for use within the on-line entertainment industry. Software licensing and support service revenues are based upon a fixed percentage of a licensee’s gross receipts, and are recognized monthly.

Under the provisions of FIN 46(R), the results of Ultra Internet Media (UIM), a licensee of the Company, as of and for the nine months ended December 31, 2004 have been incorporated into the Consolidated Financial Statements. UIM and GigaMedia are separately owned. (See Note 3, “Variable Interest Entity,” for additional information.) Software licensing and support service revenues from UIM have been eliminated in consolidation.

UIM generates revenue by providing and promoting on-line games of chance and skill. Revenue is recognized upon receipt. Player account balances are recognized as current liabilities and are accrued for in full. The change in aggregate player account balances is recognized monthly as a reduction to receipts, as are player disbursements. Residual expenses and commissions are charged to expense as incurred.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, short-term debt and accrued liabilities are carried with value approximates to the fair value.

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

Marketable Securities

The Company’s investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year. Securities classified as non-current, including non-equity method investments, have maturity of more than one year. These investments principally consist of debt securities and equity securities of public and privately held companies and investment funds, and are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Unrealized losses that are considered other than temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are also included in the current year’s operations.

Equity investments in privately held companies are generally carried at cost. Equity investments in companies over which the Company has the ability to exercise significant influence, but in which the Company does not hold a controlling interest, are accounted for under the equity method and the Company’s proportionate share of income or losses is recorded in non-operating income or expenses.

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

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on an evaluation of collectibility of notes receivable, accounts receivables and other receivables.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method, while net realizable value is used to determine the market value. An allowance for loss on obsolescence and decline in market value is provided, when necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to items as follows:

Item	Years
Building	50
Information and communication equipment	2 to 5
Modems rented	3 to 5
Office furniture and equipment	3 to 5
Transportation equipment	5
Leasehold improvements	5

Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Intangible Assets and Goodwill

The Company’s intangible assets all hold definite lives and are amortized by a straight-line method over their estimated useful lives, ranging from two to 15 years. The recoverability of intangible assets is evaluated periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

In conjunction with the implementation of Statement of Financial Accounting Standards (FAS) No. 142, “Goodwill and Other Intangible Assets,” (FAS 142) which became effective January 1, 2003, all goodwill, including goodwill related to acquisitions prior to July 1, 2002, are no longer amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives have been evaluated using the specific guidance provided by FAS 142. This impairment analysis has been performed at least annually, or whenever events or changes in circumstances indicate that the carrying value might not be recoverable from related future undiscounted cash flows. Impairment is measured as the differences between the carrying amounts and the fair value of the assets, and is recognized as a component of income (loss) from operations.

Impairment of Long-Lived Assets

Potential impairment of long-lived assets other than goodwill and purchased intangible assets with indefinite useful lives has been evaluated using the guidance provided by FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144) which became effective January 1, 2003. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

Software Cost

The Company capitalizes certain computer software costs, after technological feasibility has been established. These costs are amortized utilizing a straight-line method over the economic lives of the related products, not to exceed four years. The Company performs periodic reviews to ensure that unamortized software costs remain recoverable from future revenue. (See Note 6, “Intangible Assets–Net,” for additional information.)

Product Development and Engineering

Research, product development and engineering costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising costs incurred in 2002, 2003 and 2004 totaled $1.4 million, $727 thousand and $1.4 million, respectively.

Stock-Based Compensation

The Company has elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosures of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (FAS 123) were used. FAS 123 establishes a fair-value-based method of accounting for stock-based employee compensation plans. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had the Company determined the stock-based compensation expense for the Company’s stock options based upon the fair-value as determined by Black-Scholes option-pricing model at the grant date for the years ended December 31, 2002, 2003 and 2004, the Company’s net income (loss) and earnings (loss) per share would have been as the pro-forma amount indicated as follows:

(in US$ thousands, except per share figures)	Years Ended December 31,
	2002	2003	2004
Net income (loss)
As reported	$(18,466)	$(14,095)	$1,682
Less: Stock compensation expense, net of related tax effects	—	—	(3,421)

Pro-forma	$(18,466)	$(14,095)	$(1,739)

Earnings (loss) per share (in US$):
As reported - basic	$(0.37)	$(0.28)	$0.03
As reported - diluted	(0.37)	(0.28)	0.03
Pro-forma - basic and diluted	(0.37)	(0.28)	(0.03)

(See Note 17, “Shareholders’ Equity and Share Options,” for the assumptions and methodology used to determine the fair value of stock-based compensation.)

For the years ended December 31, 2002, 2003 and 2004, pro-forma diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since the Company incurred a pro-forma net loss for the respective years.

Retirement Plan

The Company’s defined benefit pension plans cover substantially all of the full-time employees, which excludes temporary and short-term contract employees, located in Taiwan. The net pension cost is computed based on an actuarial valuation and includes service cost, interest cost, expected return on plan assets and amortization of net asset/obligation at transition, amortization of prior service cost and amortization of pension gain or loss. The unrecognized net assets or obligation at transition is amortized equally over 15 years. The unrecognized prior service cost is amortized over the average remaining service period of the participating employees expected to receive benefits under the pension plan as of the date of amendment of the plan. Amortization of unrecognized net gain or loss (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the minimum amortization is that excess divided by the average remaining service period of active employees expected to receive benefits under the plans. The Company also has a defined contribution plan which covers substantially all of the employees located in the U.S. (See Note 16, “Pension Benefits,” for additional information.)

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances, excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is recorded as a component of shareholders’ equity. The Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustment, as well as unrealized gains and losses on marketable securities.

Accounting for Income Taxes

The Company has adopted FAS No. 109, “Accounting for Income Taxes,” (FAS 109). Under FAS 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, loss carry forwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with FAS No. 128, “Earnings Per Share,” (FAS 128). Under the provisions of FAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and stock options, are included in the computation of diluted earnings or loss per share to the extent such shares are dilutive.

Minority Interest

Minority interest consists of 100% of the common stock of UIM held by outside shareholders. UIM was deemed a VIE as defined by FIN 46(R) and the Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), the Company has incorporated the results of UIM into its 2004 Consolidated Financial Statements, even though the Company owns none of UIM’s equity. (See Note 3, “Variable Interest Entity,” for more information.) Minority interest also consists of 41.42% of the common stock of G-Music Limited held by outside shareholders. Prior to February 2004, minority interests also included 5% ownership of GigaMusic.com Limited (GigaMusic) held by EMI Music Asia (EMI), a division of EMI Group Hong Kong Limited. In February 2004, EMI returned its 5% ownership in GigaMusic to the Company. (See Note 21, “Litigation,” for additional information.)

Reclassification

The presentation of certain prior years’ information has been reclassified to conform with current year presentations.

Recent Accounting Pronouncements

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” (FAS 150). It establishes classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of FAS 150 must be classified as liabilities within the Company’s Consolidated Financial Statements and be reported at settlement date value. The provisions of FAS 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. In November 2003, through the issuance of FASB Staff Position No. FAS 150-3 (FSP FAS 150-3), the FASB indefinitely deferred the effective date of certain provisions of FAS 150, including mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities. The adoption of FAS 150, as modified by FSP FAS 150-3, did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4,” (FAS 151). FAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that FAS 151 will have a material effect on the Company’s Consolidated Financial Statements.

In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29,” (FAS 153) effective for non-monetary asset exchanges occurring in the fiscal year beginning January 1, 2006. FAS 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. FAS 153 is not expected to have a material effect on the Company’s Consolidated Financial Statements.

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. The Company plans to adopt FAS 123(R) beginning in fiscal 2006 and is currently evaluating the various transition methods allowed under FAS 123(R).

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (EITF 03-1). The objective of EITF 03-1 is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued EITF 03-1-1, which delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. The Company has evaluated the impact of the adoption of the accounting provisions of EITF 03-1 and does not expect the adoption of EITF 03-1 will have a significant impact on the Company. During the period of the delay, the Company continues to apply previously adopted accounting policy for determining when a decline in fair value is other than temporary, and records identified loss accordingly, if any.

NOTE 2. EARNINGS (LOSS) PER SHARE

(in US$ thousands, except share figures)	For the years end December 31,
	2002	2003	2004
Weighted average outstanding shares
Basic	50,154	50,154	50,154
Effect of dilutive securities Employee stock options	—	—	1,547

Diluted	50,154	50,154	51,701

Income (loss) before income tax and minority interests	$(20,727)	$(17,080)	$2,084
Minority interest (income) loss	2,134	3,127	(481)
Income tax benefit (expense)	127	(142)	79

Net income (loss)	$(18,466)	$(14,095)	$1,682

Earnings (loss) per share
Basic	$(0.37)	$(0.28)	$0.03
Effect of dilutive securities:
Employee stock options	—	—	—

Diluted	$(0.37)	$(0.28)	$0.03

For the years ended December 31, 2002 and 2003, diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since the Company incurred a net loss for the respective years.

NOTE 3. VARIABLE INTEREST ENTITY

In January 2003, the FASB issued FIN 46, which addressed the consolidation by business enterprises of VIEs, to which the usual conditions of consolidating a controlling financial interest do not apply. As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the VIE’s assets, liabilities and results of operations in its consolidated financial statements. FIN 46 became immediately effective for all VIEs created after January 31, 2003.

The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46. In April of 2004, the Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s entertainment software operations. The contract allows for the Company to charge a percentage of UIM gross receipts resulting from UIM’s on-line entertainment operations. The Company analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that it was a primary beneficiary of a software licensee, UIM. As a result of the determination by the Company that GigaMedia is a primary beneficiary of UIM, the Company has incorporated the results of UIM into its 2004 Consolidated Financial Statements, even though the Company owns none of UIM’s equity. UIM’s net assets as of December 31, 2004 were approximately $414 thousand and the consolidation of UIM resulted in an increase in assets and liabilities of approximately $1.6 million and $1.2 million and no net income impact. The impact of consolidating UIM within the Company’s Consolidated Financial Statements was immaterial for the period presented.

NOTE 4. ACQUISITIONS

Acquisition - CESL

On April 1, 2004, GigaMedia acquired, through GigaMedia International Limited (GMIL), a wholly-owned subsidiary of GigaMedia, all of the issued and outstanding shares of Grand Virtual Inc. and selected affiliates in a private transaction for an all-cash consideration of $32.5 million, excluding related transaction costs. Subsequent to the acquisition, GMIL was renamed Cambridge Entertainment Software Limited (CESL). CESL is a software developer and application service provider. CESL develops software for on-line entertainment services. As an application service provider, CESL offers “turnkey” solutions for on-line entertainment, which it licenses under revenue sharing agreements. The acquisition of CESL strengthened the Company’s diversified entertainment product portfolio and revenue base. CESL’s software provides GigaMedia a secure, scalable technology platform that can be used to provide a range of entertainment services and develop highly efficient business models. These factors, among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. As a result, the Company recorded goodwill of $29.4 million, which was assigned to the entertainment software segment and is non-deductible for tax purposes.

Upon the closing of the acquisition, results of operations of CESL were included in the Company’s Consolidated Financial Statements under the entertainment software business. The identified intangible assets will be amortized on a straight-line basis over their useful lives and the overall weighted-average life is 3.85 years.

The purchase price allocation of the acquisition was shown as follows:

(in US$ thousands)	Amount	Amortization life (in years)
Cash acquired	$21
Accounts receivable	1,186
Other current assets	127
Fixed assets / non-current assets	450
Intangible assets
Completed technology	1,300	3
Trade name and trademark	700	10
Non-competition agreement	200	5
Others	373	2-4
Goodwill	29,398	N/A

Total assets acquired	33,755

Current liabilities	(573)
Noncurrent liabilities	(364)

Total liabilities assumed	(937)

Total purchase price	$32,818

The following unaudited pro-forma information presents a summary of the results of operations of the Company as of December 31, 2003 and 2004 as if the acquisition had occurred on January 1, 2003 and 2004.

(in US$ thousands, except per share figures)	Year ended December 31
	2003	2004
	Unaudited
Net revenue	$106,776	$102,668
Income (loss) from operations	(8,374)	4,440
Net income (loss)	(8,298)	3,103
Basic earnings (loss) per share	(0.17)	0.06
Diluted earnings (loss) per share	(0.17)	0.06

The above unaudited pro-forma financial information includes adjustments for the amortization and depreciation of identified assets.

Acquisition - G-Music

In February 2002, September 2002 and December 2002, the Company acquired, through its directly-owned subsidiary, G-Music, all of the outstanding stock of 17 companies, which owned 50 music chain stores under the distribution brands of Rose Records and Tachung Records. The acquisitions provided the Company meaningful presence in the music entertainment market. This factor, among others, contributed to a purchase price in excess of fair market value of the net tangible assets and intangible assets acquired, and as a result, the Company recorded goodwill in connection with the transactions.

The total purchase price of $18.3 million for a 58.58% equity interest consisted of $6.3 million in G-Music common stock, representing 6,550 thousand shares and $12.0 million in cash consideration. The value of G-Music common stock was determined based on the management’s estimate of the fair value of G-Music common stock in connection with the acquisitions.

Total purchase price has been allocated as follows:

(in US$ thousands)	Amount	Amortization life (in years)
Cash acquired	$524
Inventories, net	10,441
Property, plant and equipment, net	3,007
Other tangible assets acquired	8,160
Amortizable intangible assets:
Brand names	4,314	15
Distribution channel	3,056	5
Goodwill	7,673	N/A
Short-term bank loans	(2,539)
Notes and accounts payable	(14,768)
Other tangible liabilites assumed	(1,598)

Total purchase price	$18,270

The identified intangible assets are amortized on a straight-line basis over their useful lives. Goodwill of $7.7 million represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.

The results of operations of the acquirees have been included in the Company’s consolidated statements of operations since the completion of the acquisitions. The following unaudited pro-forma information presents a summary of the results of operations of the Company as of December 31, 2002 as if the acquisitions occurred on January 1, 2002:

(in US$ thousands, except per share figures)	For the year ended December 31, 2002
(Unaudited )
Net revenues	$110,981
Loss from operations	(24,723)
Net loss	(18,831)
Net loss per share-basic and diluted	(0.37)

NOTE 5. GOODWILL

(in US$ thousands)	For the years ended December 31,
	2002	2003	2004
Balance as of January 1,	$—	$731	$—
Acquisitions	7,673	—	29,607
Impairment	(7,032)	(738)	—

Translation adjustment	90	7	—

Balance as of December 31,	$731	$—	$29,607

Goodwill is tested annually for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is an operating segment, or a component of an operating segment, as defined in FAS 142.

Following the acquisition of the Company’s music distribution business (see Note 4, “Acquisitions,” for additional information), the Company determined that the goodwill of the Company’s music distribution business was impaired due to a general market downturn. The Company therefore recorded goodwill impairment losses of $7.0 million and $738 thousand in 2002 and 2003, respectively. Such impairment losses for each year were determined based on an independent appraiser’s report. The goodwill carrying amount was completely written off at December 31, 2003.

The changes in the carrying amount of goodwill for the year ended December 31, 2004 were primarily a result of the acquisition of CESL. (See Note 4, “Acquisitions,” for additional information.) No impairment of goodwill has been identified during 2004.

NOTE 6. INTANGIBLE ASSETS-NET

The following table summarizes the Company’s intangible assets, by major asset class:

(in US$ thousands)	December 31, 2003
	Gross carrying amount	Accumulated amortization	Impairment	Net
Brand names	$4,441	$(444)	$—	$3,997
Distribution channel	3,145	(943)	—	2,202

	$7,586	$(1,387)	—	$6,199

(in US$ thousands)	December 31, 2004
	Gross carrying amount	Accumulated amortization	Impairment	Net
Brand names	$4,758	$(793)	$—	$3,965
Distribution channel	3,370	(1,685)	—	1,685
Completed technology	1,300	(325)	—	975
Trade name trademark and non-competition agreement	900	(83)	—	817
Capitalized software cost	1,150	(279)	—	871
Other	65	(6)	—	59

Total	$11,543	$(3,171)	$—	$8,372

The Company amortizes the cost of intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The net carrying amount of intangible assets increased by $2.2 million for the year ended December 31, 2004, primarily due to the acquisition of CESL.

For the years ended December 31, 2002, 2003 and 2004, total amortization expenses of intangible assets were $455 thousand, $914 thousand, and $1.5 million, respectively, which included respective amortization of capitalized software costs of $0, $0, and $191 thousand. As of December 31, 2004, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Amount (in US$ thousands)
2005	$1,813
2006	1,738
2007	1,029
2008	501
2009	406

$5,487

NOTE 7. IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

Due to rapid technological development in broadband Internet access services and the Company’s related decision to phase out one-way Internet access services, the Company had expected to dispose of certain broadband and communication equipment. Accordingly, the Company compared the carrying amount of one-way broadband equipment with undiscounted future net cash flows expected to be generated by these assets over their remaining lives and deemed that the equipment was unrecoverable and impaired. Therefore, for the year ended December 31, 2003, the Company recorded impairment charges of $1.6 million, measured as the amount by which the carrying value exceeded the fair value of this equipment based on quoted market prices in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company assessed potential impairment of its property, plant and equipment and deemed no write-down was required at the balance sheet date of 2004.

NOTE 8. CASH AND CASH EQUIVALENTS

(in US$ thousands)	December 31,
	2003	2004
Petty cash	$427	$333
Checking and savings accounts	5,727	8,292
Time deposits	29,140	4,608

Total	$35,294	$13,233

NOTE 9. MARKETABLE SECURITIES-CURRENT

( in US$ thousands )	December 31,
	2003	2004
Available-for-sale securities:
Debt securities due within one year	$—	$3,514
Open-end funds	28,956	30,770

Total	$28,956	$34,284

Marketable securities-current are classified as available-for-sale. As of December 31, 2003 and 2004, the balances of unrealized gains for current available-for-sale securities were $0 and $577 thousand, respectively. During 2002, 2003 and 2004, realized gains from disposal of marketable securities-current amounted to $1.8 million, $488 thousand, and $351 thousand, respectively.

NOTE 10. NOTES AND ACCOUNTS RECEIVABLE-NET

( in US$ thousands )	December 31,
	2003	2004
Notes and accounts receivable	$5,824	$7,888
Less: Allowance for doubtful accounts	(1,731)	(2,050)

Net	$4,093	$5,838

( in US$ thousands )	For the years ended December 31,
	2002	2003	2004
Allowance for doubtful accounts
Balance at beginning of year	$765	$1,556	$1,731
Additions: Bad debt expenses	931	156	247
Less: Write-off	(140)	(18)	(73)
Translation adjustment	—	37	145

Balance at end of year	$1,556	$1,731	$2,050

NOTE 11. INVENTORIES-NET

( in US$ thousands )	December 31,
	2003	2004
Cable modems	$1,582	$1,686
Merchandise	5,302	10,714

Subtotal	6,884	12,400
Less: Allowance for inventory market value decline and obsolescence	(2,080)	(1,912)

Total	$4,804	$10,488

( in US$ thousands )	For the years ended December 31,
	2002	2003	2004
Allowance for inventory market value decline and obsolescence
Balance at beginning of year	$652	$1,294	$2,080
Additions: Charges for (reversal of) inventory market value decline and obsolete items	642	3,169	(300)
Reductions: Written-off allowance for inventory market value decline and obsolescence	—	(2,423)	—
Translation adjustment	—	40	132

Balance at end of year	$1,294	$2,080	$1,912

A significant portion of the Company’s total gross merchandise as at December 31, 2004 was returnable to vendors, subject to certain terms and conditions. Charges for (reversal of) inventory market value decline and obsolete items are a component of operating costs.

NOTE 12. MARKETABLE SECURITIES-NONCURRENT

( in US$ thousands )	December 31,
	2003		2004
	Amount	Percentage held	Amount	Percentage held
Debt securities:
Societe Generale Bond Fund (SG Bond Fund)	$11,217	—	$—	—

Equity Securities:
Gamania Digital Entertainment Co., Ltd. (Gamania)	4,043	3.09	2,893	3.32
Rock Internet Corporation (RIC)	—	4.35	—	4.35

Sub-total	4,043		2,893

Total	$15,260		$2,893

Marketable securities - noncurrent are classified as available for sale, of which investment in the SG Bond Fund was classified as marketable securities - current as of December 31, 2004, since the maturation of the SG Bond Fund became within one year. (See Note 9, “Marketable Securities – Current.”) The unrealized gains on investments in the SG Bond Fund as of December 31, 2003 were $1.4 million.

In 2001, the Company invested $10.7 million in Gamania, which accounted for 9.92% ownership of Gamania. During 2002, the Company disposed of 3,457 thousand shares of Gamania at an average selling price of approximately $2.24 (NT$77.43) per share and recognized a disposal gain of $1.5 million. During 2003, the Company received stock dividends of 1.4 million shares. The Company has no ability to exercise significant influence over Gamania’s operating and financial policies. The market price of Gamania shares has been below the Company’s carrying cost for an extended period of time; therefore, the Company recorded an other-than-temporary loss of $1.8 million on December 31, 2004. As of December 31, 2003 and 2004, the balance of unrealized losses was $460 thousand and $0, respectively.

The investment in RIC was accounted for under the cost method. In 2002 and 2003, this investment was considered impaired due to the downturn in the Internet industry and the significant operating loss incurred by RIC. Impairment losses of $1.2 million and $1.7 million were recognized in 2002 and 2003, respectively, and the investment balance was written down to $0 as of December 31, 2003. There is no evidence of any recovery of impairment in 2004.

NOTE 13. DEFERRED ASSETS

( in US$ thousands )	December 31,
	2003	2004
Royalty and license fees	$724	$115
Network setup cost	395	186
Other	83	48

Total	$1,202	$349

Deferred assets are stated at cost and amortized on a straight-line basis over the following periods: royalty and license fees, one to three years; network setup cost, five years. Network setup cost is comprised of costs incurred in setting up the leased network.

NOTE 14. RESTRICTED CASH

Restricted cash recorded in current assets as of December 31, 2003 and 2004 consisted of the following:

( in US$ thousands )	December 31,
	2003	2004
Restricted cash-current assets
Time deposit pledged to AMN AMRO for standby letter of credit maturing on January 30, 2004	$1,025	$—
Time deposit pledged to Hua Nan Commercial, China Trust Commercial and Ta Chong Bank as a guarantor for inventory purchases	883	1,290
Time deposit pledged to Hua Nan Commercial Bank for refundable deposit maturing on January 14, 2005	18	19
Funds restrained by preliminary injunction from court for a lease lawsuit	—	197

Total	$1,926	$1,506

In connection with the litigation between the Company and EMI in March 2003, an unconditional and irrevocable standby letter of credit issued by ABN AMRO Bank in the amount of $1 million was provided by the Company in favor of EMI. This standby letter of credit was guaranteed by a time deposit that matured on January 30, 2004. (See Note 21, “Litigation,” for further information.)

NOTE 15. SHORT-TERM LOANS

( in US$ thousands )
Name	Nature	Weighted-average interest rate	December 31,
			2003	2004
United Advertising Company, Ltd.	Unsecured loans	4%	$—	$284

NOTE 16. PENSION BENEFITS

The Company and its subsidiaries have defined benefit and defined contribution pension plans that cover substantially all full-time employees, and which exclude temporary and short-term contract employees.

Defined Benefit Pension Plan

The Company has enacted provisions for employees’ retirement in accordance with the Labor Standards Law of the Republic of China for the employees located in Taiwan. The provisions state that employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension obligation to employee is computed based on years of service and average salary or wages for the six months prior to approved retirement.

The Company uses a December 31 measurement date for its defined benefit pension plan. The following tables set forth the actuarial assumptions of the Company’s defined benefit pension plan:

(in US$ thousands)	2003	2004
Change in benefit obligation

Benefit obligation at beginning of year	$865	$1,105

Service cost	218	249
Interest cost	35	39
Plan participants’ contribution	—	—
Actuarial gain	(120)	(518)
Benefits paid	—	—
Exchange Diff.	21	66

Benefit obligation at end of year	$1,019	$941

Effective January 1, 2004, Koos Broadband Telecom Co., Ltd., one of the subsidiaries of the Company, adopted FAS No. 87, “Employers’ Accounting for Pensions,” (FAS 87). According to an independent actuarial valuation, the adoption of FAS 87 resulted in an increase in pension benefit obligation of $86 thousand as of January 1, 2004.

(in US$ thousands)	2003	2004
Change in plan assets

Fair value of plan asset at beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contribution	—	—
Plan participants’ contributions	—	—
Benefit paid	—	—

Fair value of plan asset at end of year	$—	$—

(in US$ thousands)
Funded status	$(1,019)	$(941)

Unrecognized net actuarial gain	(98)	(724)
Unrecognized prior service cost	352	348
Unrecognized transition obligation	(22)	149

Net amount recognized	$(787)	$(1,168)

Amounts recognized in the statement of financial position consisted of the following:

(in US$ thousands)	Pension Benefits
	2003	2004
Accrued benefit cost	$(992)	$(1,184)
Deferred pension cost (other assets)	205	16
Accumulated other comprehensive income	—	—

Net amount recognized	$(787)	$(1,168)

Information for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

(in US$ thousands)	2003	2004
Projected benefit obligation	$(1,019)	$(941)
Accumulated benefit obligation	(589)	(500)
Fair value of plan assets	—	—

The net periodic benefit cost for the plans included the following components:

(in US$ thousands)	2002	2003	2004
Service cost	$198	$218	$249
Interest cost	19	35	39
Expected return on plan assets	—	—	—
Amortization of transition obligation	5	5	8
Amortization of prior service cost	4	27	28
Amortization of net (gain) loss	2	(11)	(15)

Net periodic benefit cost	$228	$274	$309

Assumptions

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at December 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Discount rate	4.00%	3.50%	3.50%
Rate of return on plan assets	N/A	N/A	N/A
Rate of compensation increase	3.38%	3.00%	3.00%

At December 31, 2004, this plan was not funded. Therefore, no asset allocation disclosure was required and the contribution is expected to be approximately $95 thousand in 2005. The Company makes payments from internal funds as payments become due and also maintains a normal, highly liquid working capital balance to ensure payments are made timely. The benefits expected to be paid from 2005 through 2009 are $0, and in aggregate for 2010 and thereafter are $70 thousand.

Defined Contribution Pension Plan

In connection with the acquisition of CESL, the Company provided a defined contribution plan for employees located outside of Taiwan. Participants under 50 years of age are allowed to defer up to $9,000 of their own annual compensation to the plan, while participants over 50 are limited to deferrals of up to $10,500. For all employees who elect to make deferrals under the plan, CESL makes a matching employer contribution in an amount limited to 3% of each participant’s deferral. In 2004, the defined contribution expenses pursuant to this plan for the nine-month period starting April 1, 2004 equalled $42 thousand. This plan is fully funded at the end of each pay period.

NOTE 17. SHAREHOLDERS’ EQUITY AND SHARE OPTIONS

As of December 31, 2004, the authorized capital of the Company was $24.42 million (NT$800 million), represented by 80 million common shares with par value of NT$10 per share. As of December 31, 2004, there were 50,154,000 common shares issued and outstanding.

On January 17, 2002, the Company’s shareholders approved a return of capital in the amount of $2 for each ordinary share outstanding on March 15, 2002. On March 29, 2002, the Company returned capital to the shareholders in an amount of $100.3 million.

1999 Share Option Plan

During 1999, the Company adopted the GigaMedia Limited 1999 Employee Share Option Plan (the 1999 Plan). Pursuant to the 1999 Plan, up to two million common shares may be granted to employees of the Company. The 1999 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

2002 Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the 2002 Plan) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, and directors of the Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase three million shares of the Company’s common stock were granted and exercisable upon granting at an exercise price of $0.79 pursuant to the 2002 Plan. The expiration date of the options is June 29, 2014.

2004 Share Purchase Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the 2004 ESPP) under which up to two million common shares of the Company have been reserved for issuance. Pursuant to the 2004 ESPP, the Company offered its shares to qualified employees at favorable conditions and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by the Company or its subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately $1.39 per share.

2004 Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the 2004 Plan) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, and directors of the Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase 5,462,530 shares of the Company’s common stock were granted at an exercise price of $0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. In accordance with the terms of the second vesting schedule, 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options are vested 25% per year from the grant date.

All options granted under the 2004 Plan expire on June 29, 2014.

Total compensation expense recorded in 2002, 2003 and 2004 for all options amounted to $153 thousand, $0 and $0, respectively, which consisted of amortization of options outstanding during the respective years, net of forfeitures. Unearned compensation for outstanding options was $0 as of December 31, 2003 and 2004. There were no options granted in 2002 or 2003.

The pro-forma disclosures of net income (loss) and earnings (loss) per share required under FAS 123 were disclosed in “Stock-Based Compensation” under Note 1, “Significant Accounting Policies.” In computing this pro-forma impact, the fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

For the years ended December 31,	2002	2003	2004
Option term (years)	5	5	3.35
Volatility	41.34%~58.77%	41.34%~58.77%	92.94%
Risk-free interest rate	5.06%~6.2%	5.06%~6.2%	2.92%
Dividend yield	0%	0%	0%
Weighted-average fair value option granted	0	0	0.45

Option and grant transactions during the last three years were summarized as follows:

	2002		2003		2004
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1,	$23.50	473	$23.50	473	$23.50	473
Options granted	—	—	—	—	0.79	8,463
Options exercised	—	—	—	—	—	—
Options canceled/expired	—	—	—	—	0.79	(92)

Balance at December 31,	$23.50	473	$23.50	473	$2.00	8,844

Exercisable at December 31,	$23.50	473	$23.50	473	$2.18	7,737

The following table sets forth information about stock options outstanding at December 31, 2004:

	Options outstanding		Options currently exercisable
Range of exercise price	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number of shares
$15.00	40,930	0.09 years	$15.00	40,930
$24.30	432,100	0.09 years	$24.30	432,100
$0.79	8,370,280	9.49 years	$0.79	7,263,551

	8,843,310			7,736,581

NOTE 18. INCOME TAXES

	2002	2003	2004
Income (loss) from continuing operations before income taxes
U.S. operations	$—	$—	$(4,392)
Non-U.S. operations	(20,727)	(17,080)	6,476

Total income (loss) from continuing operations before income taxes	$(20,727)	$(17,080)	$2,084

Income tax provision (benefit) by geographic operation was as follows:

( in US$ thousands )	For the years ended December 31,
	2002	2003	2004
U.S. operations	$—	$—	$(88)
Non-U.S. operations	(127)	142	9

	$(127)	$142	$(79)

The components of income tax provision (benefit) by taxing jurisdiction were as follows:

( in US$ thousands )	For the years ended December 31,
	2002	2003	2004
U.S. federal
Current	$—	$—	$7
Deferred	—	—	(19)

	—	—	(12)

U.S. state and local :
Current	—	—	12
Deferred	—	—	(88)

	—	—	(76)

Non U.S. :
Current	(127)	142	9
Deferred	—	—	—

	(127)	142	9

Total income tax provisions (benefit)	$(127)	$142	$(79)

A reconciliation of the Company’s continuing operations effective tax rate to the statutory U.S. federal tax rate was as follows:

(in US$ thousands)	For the years ended December 31,
	2002	2003	2004
Federal statutory rate	34.00%	34.00%	34.00%
State and local - net of federal tax benefit	—	—	6.27%
Foreign tax differential	(9.00)%	(9.00)%	(9.00)%
Valuation allowance for deferred tax assets	(25.00)%	(25.00)%	(25.00)%
Other	(0.61)%	0.83%	(2.48)%

Effective rate	(0.61)%	0.83%	3.79%

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

(in US$ thousands)	December 31,
	2003	2004
Deferred tax assets:
Organization costs	$1	$1
Net operating loss carryforwards	18,593	20,990
Unrealized foreign exchange (gain) loss	92	9
Allowance for inventory market value decline and obsolete items	1,979	741
Allowance for doubtful accounts	402	381
Pension expense	127	191
Investment credits	122	186
Accrued expenses	—	47

	21,316	22,546
Less: valuation allowance	(21,316)	(22,499)

Deferred tax assets - net	$—	$47

(in US$ thousands)	December 31,
	2003	2004
Deferred tax liabilities:
Property, plant & equipment	$—	$(55)
Intangible assets	—	(331)

Net noncurrent deferred tax liabilities	$—	$(386)

(in US$ thousands)	For the years ended December 31,
	2002	2003	2004
Valuation allowance:
Balance at beginning of year	$14,067	$19,514	$21,316
Additions: charged to (realization of) valuation allowance	5,367	1,354	(336)
Exchange difference	80	448	1,519

Balance at end of year	$19,514	$21,316	$22,499

Due to a history of losses from its broadband ISP and music distribution operations in Taiwan, the Company does not believe that sufficient objective, positive evidence currently exists to conclude that realization of deferred tax assets is more likely than not. As a result, the Company has provided a valuation allowance covering substantially all of the deferred tax assets arising from its broadband ISP and music distribution operations in Taiwan.

As at December 31, 2004, the Company had net operating loss carry forwards of approximately $84.0 million. Currently, the net operating loss can be carried forward for five years. A breakdown of the expiration of GigaMedia’s net operating loss carry forwards was as follows:

(in US$ thousands)
Year occurred	Amount	Expiring year
2000	$24,720	2005
2001	30,276	2006
2002	10,399	2007
2003	4,961	2008
2004	13,606	2009

Total	$83,962

NOTE 19. RELATED PARTY TRANSACTIONS

A. Related Parties and Relationships

GigaMedia’s policy is that all transactions with related parties must be conducted on terms as favorable to the Company as obtainable at the time in a comparable arm’s-length transaction with a non-related party. GigaMedia’s related parties are listed below:

Names of related parties
China Trust Commercial Bank

Chailease Finance Co., Ltd.

China Life Insurance Co., Ltd.

Gamania Digital Entertainment Co., Ltd. (Gamania)

Dynamix Media Technologies, Inc.

Taiwan Fuji Xerox Co., Ltd. (Xerox)

Raymond Chang

Shu-Yun Huang

Grand Cathay Securities Corp.

Videoland Inc.

Union Advertising Company, Ltd.

United Advertising Company, Ltd.

Getop Automatic Systems Inc.

Voyages Television Travel Service Taiwan Ltd (Voyages Television Travel)

My-Funding Corp.

MegaMedia Company

Best Method Limited

The companies listed below were not related parties due to changes in the Company’s directors and senior management during 2003 and 2004, which prevented such directors and senior management from exercising significant influence or controls over the Company. As a result, transactions with the following parties were not subject to the related party transaction disclosure and were shown as $0 in the current period.

Names of previously related parties
TeleFirst Cable Communication Co., Ltd. (TeleFirst)

Everlasting CATV Inc. (Everlasting)

Wonderful CATV Co., Ltd. (Wonderful)

SunCrown CATV Co., Ltd. (SunCrown)

Prosperity CATV Co., Ltd. (Prosperity)

GaHo Cable Co., Ltd. (GaHo)

Twin Stars CATV Co., Ltd.

Liguan CATV Co., Ltd.

New Visual Wave Cable Communications

GangDu CATV Co., Ltd. (GangDu)

Ching Lian Incorporated (Ching Lian)

China Securities Co., Ltd.

KGEx.Com

China Network Systems Co., Ltd.

B. Transactions with Related Parties

a.	Sales to related parties:

(in US$ thousands)	For the years ended December 31,
Related Parties	2002	2003	2004
China Trust Commercial Bank	$294	$296	$305
China Securities Co., Ltd.	199	323	—
KGEx.com	94	—	—
China Life Insurance Co., Ltd	—	—	32
Xerox	—	63	76
Voyages Television Travel	—	—	42
Others	139	20	55

Total	$726	$702	$510

b.	Non interest-bearing receivables from related parties resulting from the above transactions were summarized as follows:

(in US$ thousands)	December 31,
Related Parties	2003	2004
China Trust Commercial Bank	$52	$79
Xerox	—	8
Voyages Television Travel	—	33
Others	179	8

Total	$231	$128

c.	As part of revenue sharing arrangements with the Company’s cable partners, payments to related parties for installation and access services were summarized as follows:

(in US$ thousands) Related Parties	For the years ended December 31
	2002	2003	2004
Everlasting	$172	$227	$—
Wonderful	117	154	—
GangDu	114	114	—
ChingLain	86	99	—
TeleFirst	121	174	—
KGEx.Com	840	1,005	—
Others	354	562	—

Total	$1,804	$2,335	$—

Access and installation revenue was recorded net of these payments.

d.	The Company incurred sales commission expenses with its cable partners of $72 thousand and $57 thousand for the years ended December 31, 2002 and 2003, respectively.

e.	The Company incurred expenses of $126 thousand and $101 thousand for the years ended December 31, 2002, and 2003, respectively, for consulting services provided by China Network Systems Co., Ltd.

f.	The Company leases its office premises from China Life Insurance Co., Ltd. under an operating lease that expires in 2005. The Company incurred rental expense of $374 thousand, $372 thousand and $392 thousand with China Life Insurance Co., Ltd. for the years ended December 31, 2002, 2003 and 2004, respectively; deposits out with the transactions were $87 thousand and $95 thousand for the years ended December 31, 2003 and 2004, respectively.

g.	The Company incurred expenses, for advertising services, insurance services, etc. for the year ended December 31, 2004, which were summarized as follows:

(in US$ thousands) Expense	Related Parties	2002	2003	2004
Advertising expense	United Advertising Co., Ltd	$—	$—	$188
Insurance expense	China Life Insurance Co., Ltd	—	—	40
Other		—	—	9

		$—	$—	$237

h.	The Company incurred bandwidth cost of $116 thousand, $171 thousand, and $272 thousand for the years ended December 31, 2002, 2003, and 2004, respectively, for bandwidth provided by Gamania. Accrued expenses resulting from such transactions were $28 thousand as of December 31, 2003 and 2004.

i.	Non interest-bearing payables to related parties were summarized as follows:

(in US$ thousands) Related Parties	December 31,
	2003	2004
KGEx.COM	$259	$—
Everlasting	35	—
GangDu	10	—
SunCrown Company	22	—
United Advertising Co, Ltd	—	10
My-Funding Corp.	—	3
China Life Insurance Co, Ltd	—	11
Gamania	—	26
Others	81	1

Total	$407	$51

j.	As of December 31, 2003, receivables due from the Company’s former CEO, Mr. Raymond Chang, in the amount of $372 thousand, was derived from a two-year loan agreement, bearing interest as 4.45% per annum, signed between Mr. Chang and the Company on May 1, 2001. The loan was fully repaid on June 15, 2004.

k.	Total deposits in bank with a related party were summarized as follows:

(in US$ thousands) Related Parties	December 31,
	2003	2004
China Trust Commercial Bank	$13,829	$2,981

l.	As of December 31, 2004, the Company held a short-term loan in the amount of $284 thousand, bearing interest at 4% per annum, due to United Advertising Company, Ltd. (See Note 15, “Short-Term Loans.”) Total interest payable and interest expense as of and for the year ended December 31, 2004 were $0 and $396, respectively.

m.	On March 31, 2004, the Company entered into an agreement with its major shareholder, Best Method Limited, and a former major shareholder, JKK, Inc., with regard to a warrant issued to Microsoft Corporation by GigaMedia. In September 2004, Microsoft Corporation returned the warrant unexercised. (See Note 21, “Litigation,” for additional information.) As a result, the Company transferred the warrant of $48.7 million to additional paid-in capital.

NOTE 20. COMMITMENTS AND CONTINGENCIES

(a)	Operating Leases

Future minimum payments under operating leases, including those with a related party as disclosed in Note 19, for the Company’s office and store premises consisted of the following as of December 31, 2004:

Year	Amount (in US$ thousands)
2005	$4,018
2006	2,311
2007	1,591
2008	315
2009 and after	23

Rental expense for the above operating leases amounted to $5.1 million, $7.3 million and $7.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

(b)	Contingencies

The Company is subject to legal proceedings and claims that arise in the normal course of business. The Company believes the ultimate liabilities with respect to these actions will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. (See Note 21, “Litigation,” to the Company’s Consolidated Financial Statements included herein.)

NOTE 21. LITIGATION

a.	In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company in connection with the initial public offering of its stock. There are approximately 300 issuers who are defendants in this class action.

The complaint alleged that the Company violated Sections 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On February 19, 2003, the court issued an opinion and order on defendants’ motion to dismiss. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.

In June 2004, the plaintiffs and issuer defendants, including the Company, presented the executed settlement agreement to Judge Scheindlin during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include: 1) the insurers of the issuers will provide an undertaking that guarantees that plaintiffs in the approximately 298 settling actions will recover a total of $1 billion dollars; 2) the insurers will pay up to $15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants, including GigaMedia and its individual defendants, from all claims relating to this action.

Neither the Company nor the Company’s defense attorney is able to assess the likelihood of an unfavorable outcome and can determine as to the amount or range of potential loss, if any. The Company has entered into an annually renewable insurance policy with American Insurance Group with $10 million of liability coverage in which the Company is required to pay a $500 thousand deductible. Accordingly, the Company has recorded a provision of $500 thousand in 2003, representing the Company’s deductible amount, related to these claims. The Company believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

On February 15, 2005, Judge Scheindlin issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. The principal effect of the narrower bar order is that it does not bar claims for contractual indemnity. Negotiation is proceeding between the issuers and the underwriters to broaden the bar order to include a mutual bar of contractual indemnity claims.

The court will schedule a fairness hearing on the proposed settlement and subsequently will decide whether to grant final approval to the settlement agreement. The settlement agreement is subject to the approval of the District Court.

b.	In November 1999, GigaMedia issued a warrant to Microsoft Corporation (Microsoft) in connection with a share purchase and business cooperation agreement. In September 2004, Microsoft returned the warrant unexercised.

c.	In 2001, GigaMedia entered into a three-year agreement with EMI to establish GigaMusic, which is registered in the Cayman Islands. The Company invested $7 million in GigaMusic during 2001. The Company held 95% of the total shares; EMI held 5% of the total shares in exchange for:

*	EMI providing access to EMI management expertise and industry know-how;

*	EMI providing content; and

*	EMI granting licenses and rights (non-exclusive and non-transferable) to GigaMusic to use EMI’s licensed products and artists, including streaming EMI’s licensed samples, displaying EMI’s licensed materials, previews of newly released licensed recordings, and promotional downloads of licensed recordings.

The total value of the 5% shares granted to EMI amounted to $368 thousand and was recorded as an intangible asset. In addition to the 5% ownership of GigaMusic, the Company paid EMI non-recoupable fees of $1 million in June 2001 and March 2002, respectively, which were recorded as other assets. The Company was required to pay an additional payment of $1 million in March 2003 in accordance with the terms of the agreement. However, in March 2002, the Company sent a notice to EMI to terminate the agreement. The notice also required EMI to return its ownership interest in GigaMusic and the cumulative amount of $2 million paid in separate installments June 2001 and March 2002 by the Company.

As of December 31, 2002, the Company performed an impairment test of the EMI intangible asset as well as the cumulative amount of $2 million in payment. Due to the fact that EMI had not provided the agreed-upon products to GigaMusic, the site had not been launched and no subscriber revenue had been generated from the project, the fair value of the intangible asset and the cumulative amount of $2 million in payment was considered negligible. The Company therefore wrote down the balance of these assets and recorded an impairment loss of $2.3 million in the current year’s operational results.

On March 28, 2003, the Company obtained a preliminary injunction order from Taipei District Court on the additional $1 million scheduled for payment to EMI. The Company commenced arbitration proceedings by submitting a Notice of Arbitration to the Singapore International Arbitration Center to resolve the disputes in connection with the strategic agreement entered into by the Company, GigaMusic, and EMI.

On December 31, 2003, the Company and GigaMusic and EMI signed a final settlement agreement and release (the Settlement Agreement) to resolve and settle all disputes relating to this litigation. Under the Settlement Agreement, the Company agreed to pay EMI the sum of $400 thousand, and EMI agreed to return to the Company 5% ownership in GigaMusic and a letter of credit issued to EMI in accordance with the previous agreement. The parties agreed to finally and forever settle and release each other from any and all claims arising out of or in connection with this matter. The Settlement Agreement became effective on February 25, 2004 pursuant to a resolution approved in the Company’s board of directors’ meeting.

The consideration of $400 thousand paid to EMI consisted of two components:

(i)	The payment for obtaining 5% ownership in GigaMusic, which was $238 thousand based on the fair value of GigaMusic’s net assets as of December 31, 2003; and

(ii)	The payment to EMI to return the letter of credit, which payment was estimated to be $162 thousand and was expensed in 2003.

d.	In March 2004, the landlord of the premises of one of the Company’s retail music stores filed a lawsuit in the District Court of Panchiao, Taipei County against the Company. The complaint alleged that the Company defaulted on monthly rental payments under the lease agreement and also breached the covenant against subletting the premises. The complaint claimed that the landlord had suffered damages amounting potentially to $150 thousand plus back-rent at $5,986 per month since February 1, 2004. The Company negotiated with the landlord about the terms and conditions for a settlement during 2004 and, at the same time, accrued $173 thousand as provision for the rental lawsuit. As of February 2005, the total amount of monetary damage alleged by the landlord was aggregated to $252 thousand. On March 7, 2005, the Company entered into a settlement agreement with the landlord before the court. Pursuant to the settlement agreement, the landlord agreed to reduce the claim amount to $202 thousand and release the Company from the lawsuit, provided that the settlement fund was received by the landlord before March 31, 2005. The Company has remitted the settlement fund to landlord on the due date and settled the lawsuit.

NOTE 22. SEGMENT INFORMATION

Segment data

Prior to 2002, the Company managed its business and measured results based on a single Internet-related service industry segment. Due to the acquisitions of Rose Records and Tachung Records in 2002 and the acquisition of CESL in April 2004, the Company has three reportable segments: a broadband ISP business segment; a music distribution business segment; and an entertainment software business segment. The broadband ISP business segment mainly derives its revenues from Internet-related services, including (1) Internet access, (2) sales of cable modems, and (3) advertising and other services. The music distribution business segment mainly derives its revenues from the sales of compact audio discs, video compact discs, digital versatile discs, audio and videocassettes, and related accessories from its directly-owned stores in Taiwan. The entertainment software business segment mainly derives its revenues from on-line games of chance and skill.

The Company’s management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Management measures the performance of each segment based on several metrics, including income or loss from operations. The entertainment software business segment includes the financial conditions and results of CESL and the operations of UIM, which was consolidated as a result of applying FIN 46(R). (See Note 3, “Variable Interest Entity,” to the Consolidated Financial Statements included herein.) CESL develops, licenses and provides support services for software used within the on-line entertainment industry. UIM operates on-line entertainment activities. Revenues from the entertainment software business segment are derived from on-line games of chance and skill and are presented net of end-user winnings.

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2002, 2003 and 2004:

(in US$ thousands)	Broadband ISP	Music Distribution	Entertainment Software	Total
2002:
Segment profit or loss:
Net revenue from external customers	$19,267	$54,709	$—	$73,976

Impairment loss on goodwill and intangible assets	$2,334	$7,031	$—	$9,365

Loss from operations	$13,187	$9,865	$—	$23,052

Interest income	$519	$113	$—	$632

Interest expenses	$—	$40	$—	$40

Gain on sales of marketable securities	$2,273	$3	$—	$2,276

Foreign exchange gain (loss)	$294	$(27)	$—	$267

Depreciation	$4,816	$867	$—	$5,683

Amortization, including intangible assets	$2,200	$621	$—	$2,821

Income tax benefit	$127	$—	$—	$127

Segment assets:
Additions to property, plant and equipment	$2,563	$6,207	$—	$8,770

Additions to intangible assets	$1,010	$7,417	$—	$8,427

Additions to goodwill	$—	$7,722	$—	$7,722

Total assets	$72,187	$34,586	$—	$106,773

(in US$ thousands)	Broadband ISP	Music Distribution	Entertainment Software	Total
2003:
Segment profit or loss:
Net revenue from external customers	$19,513	$75,839	$—	$95,352

Impairment loss on property, plant and equipment	$1,557	$—	$—	$1,557

Impairment loss on goodwill	$—	$738	$—	$738

Loss from operations	$5,490	$7,079	$—	$12,569

Interest income	$227	$72	$—	$299

Interest expenses	$—	$36	$—	$36

Gain on sales of marketable securities	$488	$—	$—	$488

Foreign exchange gain (loss)	$(362)	$(86)	$—	$(448)

Depreciation	$4,633	$607	$—	$5,240

Amortization, including intangible assets	$1,253	$976	$—	$2,229

Income tax expenses	$139	$3	$—	$142

Segment assets:
Additions to property, plant and equipment	$1,724	$213	$—	$1,937

Total assets	$70,451	$25,396	$—	$95,847

(in US$ thousands)	Broadband ISP	Music Distribution	Entertainment Software	Total
2004:
Segment profit or loss:
Net revenue from external customers	$21,390	$66,975	$11,454	$99,819

Income from operations	$959	$542	$2,777	$4,278

Interest income	$45	$30	$6	$81

Interest expenses	$—	$2	$4	$6

Gain on sales of marketable securities	$1,222	$—	$—	$1,222

Foreign exchange gain (loss)	$533	$(131)	$8	$410

Other-than-temporary loss on marketable securities	$(1,833)	$—	$—	$(1,833)

Depreciation	$3,895	$507	$267	$4,669

Amortization, including intangible assets	$1,060	$964	$521	$2,545

Income tax expenses ( benefit )	$—	$5	$(87)	$(82)

Segment assets:
Additions to property, plant and equipment	$1,866	$568	$567	$3,001

Additions to intangible assets	$—	$—	$3,327	$3,327

Additions to goodwill	$—	$—	$29,607	$29,607

Total assets	$29,861	$24,300	$38,476	$92,637

The reconciliations of segment information to GigaMedia consolidated totals were as follows:

(in US$ thousands)	2002	2003	2004
Income (loss) from operations:
Total segments	$(23,052)	$(12,663)	$4,278
Adjustment*	(820)	(1,508)	(1,262)

Total GigaMedia consolidated	$(23,872)	$(14,171)	$3,016

Interest income:
Total segments	$632	$299	$81
Corporate and unallocated Interest income	378	120	89

Total GigaMedia consolidated	$1,010	$419	$170

Gains on sales of marketable securities:
Total segments	2,276	488	1,222
Adjustments**	1,040	—	8

Total GigaMedia consolidated	3,316	488	1,230

Foreign exchange gains (loss):
Total segments	267	(448)	410
Adjustments**	2,452	(275)	(1,306)

Total GigaMedia consolidated	2,719	(723)	(896)

Income tax benefit:
Total segments	127	(142)	82
Adjustments**	—	—	(3)

Total GigaMedia consolidated	127	(142)	79

	2002	2003	2004
Total assets:
Total segments	$106,773	$95,847	$92,637
Adjustment**	28,365	23,945	33,340

Total GigaMedia consolidated	$135,138	$119,792	$125,977

*	Adjustment items include corporate costs and expenses not attributable to any specific segment.
**	Adjustment items include corporate total assets and elimination.

Major Customers

No single customer represented 10% or more of GigaMedia’s total net revenues in any period presented.

Geographic Information

Revenue from unaffiliated customers by geographic region was as follows:

(in US$ thousands)
Geographic region/country	2002	2003	2004
Taiwan	$73,976	$95,352	$88,364
Canada	—	—	11,455

Net long-lived assets by geographic region was as follows:

(in US$ thousands)	December 31,
Geographic region	2002	2003	2004
Asia	$21,264	$15,636	$14,672
North America	—	—	1,309
Europe	—	—	1,797
Latin America	7,695	6,199	35,257

Total	$28,959	$21,835	$53,035

Note 23. SUBSEQUENT EVENTS

ALFY Settlement Agreement

On February 21, 2005, the Company entered into a final settlement agreement (the Settlement) with Alfy, Inc. (ALFY) to solve royalty payment issues arising from certain agreements, including a development agreement and license, dated January 29, 2001 and an amendment to the development agreement and license, dated September 25, 2001 (together referred to as the License Agreements). Pursuant to the final Settlement, ALFY agreed to early termination of the License Agreements and to reduce the total minimum guaranteed royalty payment to $100 thousand. Revenue produced from licensed ALFY content significantly decreased after 2002, and the cost to localize, maintain, and update the licensed ALFY content site became burdensome to the Company. By entering into the final settlement agreement, the Company eliminated future minimum guaranteed royalty payments and maintenance costs.