Form 20-F
period 2005-12-31
GIGAMEDIA LTD
filed 2006-06-28
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE

(Jurisdiction of incorporation or organization)

14th Floor, 122 TUNHWA NORTH ROAD, TAIPEI, TAIWAN, R.O.C.

(Address of principal executive offices)

Registrant’s telephone number, including area code

886-2- 8770-7966

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

Ordinary shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

50,343,642 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

USE OF CERTAIN TERMS

In this annual report, all references to (i) “we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, (ii) “Shares” are to ordinary shares of our Company, (iii) “CESL” are to Cambridge Entertainment Software Limited (previously known as Grand Virtual International Limited), a company incorporated under the laws of British Virgin Islands, (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center, Inc., a company incorporated under the laws of Taiwan, Republic of China, (“R.O.C.”), and (v) “FunTown” are to our online casual games business operated through Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands. All references in this annual report to “U.S. dollar,” “$” and “US$” are to United States dollars and all references to “NT dollar” and “NT$” are to New Taiwan dollars.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These statements include certain projections and business trends that are “forward-looking” within the meaning of the U.S. Private Securities Litigation Reform Act 1995. These statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words, and include the following statements:

•	We believe that our cross-marketing relationships with certain well-known companies will increase the recognition of our online game brands.

•	To cope with competition, we aim to develop new features and services that we think our players will pay for and enjoy.

•	We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations; and

•	We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing lease arrangements, and other requirements through 2006.

These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of risk factors and other factors noted throughout this annual report, including those described under Item 3D, “Risk Factors” and those detailed from time to time in other filings with the U.S. Securities and Exchange Commission (the “Commission”). We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Given this level of uncertainty, you are advised not to place undue reliance on such forward-looking statements.

PART I

I TEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Exchange Rates

Our consolidated financial statements have historically been reported in New Taiwan dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency because operations denominated in U.S. dollars have represented an increasing portion of our business following the acquisition of our entertainment software business. Comparative financial information has been recast as if the U.S. dollar had been used as our reporting currency for the periods ended and as of December 31, 2001, 2002 and 2003.

The financial information for the periods presented has been translated from NT dollars to U.S. dollars based on the following exchange rates:

	2001	2002	2003	2004	2005
Year-end	34.95	34.75	33.97	31.71	32.85
Weighted-average	33.83	34.55	34.40	33.41	32.19

Assets and liabilities in our balance sheet denominated in non-U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of operations denominated in non-U.S. dollars are translated into U.S. dollars using the weighted-average exchange rates. See Note 1 of our consolidated financial statements for additional information. Certain other operating financial information denominated in non-U.S. dollars, not included in our consolidated financial statements and provided in this annual report, is translated using weighted-average exchange rates.

A. Selected Financial Data

The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003, and the selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, which are not included in this annual report. The audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 were stated in NT dollars. We have converted certain information in such financial statements into U.S. dollars for inclusion in this annual report for the convenience of investors using the exchange rates provided under “Exchange Rates” above. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report. The profit and loss statements for the years ended December 31, 2001, 2002, 2003, and 2004 have been restated to reflect the results of our music distribution business, which was sold in September 2005, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the result of operation or shareholders’ equity as previously reported.

For the Years Ended December 31,

(in thousands except for income/loss per share amounts)

	2001	2002	2003	2004	2005
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:
OPERATING REVENUES
Software licensing and online entertainment revenues	0	0	0	11,434	22,511
Internet access revenues	11,522	18,493	18,829	20,960	21,408
Other revenues	625	773	684	450	268

Total	12,147	19,266	19,513	32,844	44,187

COSTS AND EXPENSES
Operating costs	(53,021)	(19,955)	(16,115)	(16,109)	(17,383)
Product development and engineering expenses	(3,147)	(1,865)	(1,211)	(2,513)	(3,562)
Selling and marketing expenses	(8,442)	(4,095)	(2,432)	(6,310)	(10,777)
General and administrative expenses	(6,375)	(4,155)	(5,162)	(5,657)	(7,892)
Bad debt expenses	(1,190)	(869)	(128)	220	(207)
Impairment loss on intangible assets	0	(2,334)	0	0	0
Impairment loss on property, plant and equipment	0	0	(1,557)	0	0

Total	(72,175)	(33,273)	(26,605)	(30,369)	(39,821)

Income (loss) from operations	(60,028)	(14,007)	(7,092)	2,475	4,366

Income (loss) from continuing operations	(53,542)	(10,617)	(9,799)	1,253	6,490

Income (loss) from discontinued operations	0	(7,849)	(4,296)	429	(154)

Net income (loss)	(53,542)	(18,466)	(14,095)	1,682	6,336

Income (loss) per share (in dollars)
Basic:
Income (loss) from continuing operations	(1.07)	(0.21)	(0.20)	0.02	0.13
Income (loss) from discontinued operations	0	(0.16)	(0.08)	0.01	0

Net income (loss)	(1.07)	(0.37)	(0.28)	0.03	0.13

Diluted:
Income (loss) from continuing operations	(1.07)	(0.21)	(0.20)	0.02	0.12
Income (loss) from discontinued operations	0	(0.16)	(0.08)	0.01	0

Net income (loss)	(1.07)	(0.37)	(0.28)	0.03	0.12

As of December 31,

(in thousands)

	2001	2002	2003	2004	2005
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Current assets	175,476	82,812	77,709	67,726	70,204
Property, plant and equipment-net	20,188	21,264	15,636	15,056	10,747
Intangible assets-net	361	6,964	6,199	8,372	2,704
Total assets	230,688	135,138	119,792	125,977	113,519
Total shareholders’ equity	224,468	104,169	90,363	95,971	100,648
Capital stock amount (common shares)	15,565	15,565	15,565	15,565	15,626
Number of issued shares (basic, in thousands)	50,154	50,154	50,154	50,154	50,344
Dividend declared per share (in dollars)	0	0	0	0	0

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our limited operating history as an entertainment software provider and an online casual games business operator, and the unproven long-term potential of those business models make evaluating our business and prospects difficult

We acquired our entertainment software business, CESL, in April 2004 and our online casual games business, FunTown, in January 2006. We launched new poker software products in 2004, which generated approximately 2 percent of CESL’s total revenues in 2004 and 18 percent of CESL’s total revenues in 2005. In addition, the senior management teams of our different businesses and our employees have worked together at our Company for only a relatively short period of time.

As a result, we have a limited relevant operating history as an entertainment software developer and an online casual games operator for you to evaluate. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by companies using new and unproven business models and entering new and rapidly evolving markets, including the online gaming and online casual games markets. These risks may include our potential failure to:

•	retain existing customers or attract new customers;

•	license, develop, or acquire additional online games that are appealing to consumers;

•	anticipate and adapt to changing consumer preferences;

•	adapt to competitive market conditions;

•	respond to technological changes or resolve unexpected service interruptions in a timely manner;

•	adequately and efficiently operate, upgrade and develop our transaction and service platforms; or

•	maintain adequate control of our expenses.

If we are unsuccessful in addressing any of the risks listed above, our business and financial condition will be adversely affected.

Our businesses face intense competition, which may adversely affect our revenues, profitability and planned business expansion

We face competition from many competitors, and we expect to face additional competition from potential competitors, including those with:

•	significantly greater technological, financial, sales and marketing resources;

•	larger customer bases and longer operating histories;

•	greater name recognition; and

•	more established relationships with distribution partners, advertisers, content and application providers and/or other strategic partners.

COMPETITION IN THE ENTERTAINMENT SOFTWARE AND INTERNET GAMING BUSINESSES. The Internet entertainment software industry is characterized by rapid technological change and we face significant and intense competition from online entertainment software design houses and application service providers. Given the relatively low barriers to entry into the software industry and the increasing popularity of Internet-based businesses, there are a large number of potential competitors from many different segments of software and Internet industries. Traditional entertainment service providers, many of which have significant financial resources, might expand and provide Internet-based entertainment services. Such Internet service providers and other entertainment service providers may also develop and offer the underlying software solutions and tools to others in direct competition with us. Ultra Internet Media, S.A. (“UIM”), a provider of Internet gaming services, is the sole licensee of our entertainment software business. Although we do not have any ownership interest in UIM, we consolidate its assets, liabilities and results of operations in our financial statements and are entitled to fees from UIM based upon its revenues. Accordingly, we are exposed to competition in the Internet gaming industry, which is also characterized by low barriers to entry, rapid technological change and ever-changing consumer preferences.

Furthermore, some of our competitors and competitors of UIM are more established, enjoy greater market recognition, are substantially larger and have substantially greater resources and distribution capabilities than we do. There is no assurance that we or UIM will be able to compete successfully with existing and future competitors, which could have a material adverse effect on our business, financial condition or results of operations. See Item 4 — “Information on the Company — Entertainment Software Business — Competition” for additional information.

COMPETITION IN THE ONLINE CASUAL GAMES BUSINESS. Our main competitors in the online casual games business are casual games operators in Greater China, including Shanda Interactive Entertainment Ltd. (“Shanda”), Nineyou (Shanghai Everstar Online Entertainment Co., Ltd.), Tencent Holdings Limited, Ourgames.com (Beijing Globalink Computer Technology Co., Ltd.) and Chinagames.net.

We expect more companies to enter the online casual games industry in Greater China and a wider range of casual games to be introduced to the Greater China market, given the relatively low entry barriers to the online casual games industry. Our competitors vary in size and include large companies such as Shanda, many of which have significant financial, marketing and game development resources as well as name recognition. We may not be able to devote adequate resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers to the same degree as a number of our competitors may be able to do. We cannot assure you that we will be able to compete successfully against any new or existing competitors. In addition, the increased competition we anticipate in the online casual games industry may reduce the number of our users or growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition or results of operations.

COMPETITION IN THE BROADBAND ISP BUSINESS. Our main competitors in the consumer broadband Internet service provider (“ISP”) business are fixed-line service providers and other ISPs in Taiwan that offer asymmetrical digital subscriber line (“ADSL”) broadband services, including Chunghwa Telecom’s HiNet, the overwhelmingly dominant provider of broadband services; Taiwan Fixed Network, a fixed-line service provider; and Seednet, SoNet and Asia Pacific Online, which are all ISPs. Our competitors also include cable-based Internet access companies that have developed their own cable-based services and market those services to cable operators and those that are seeking to contract with cable operators to bring their services into geographic areas that are not covered by an exclusive relationship between our Company and our cable partners. Our corporate ISP business faces competition from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, NCIC’s Sparq and Asia Pacific Online. In recent years, we have experienced a reduction in the number of our new consumer subscribers and our total consumer subscribers. The primary basis of competition in the Internet access business industry is price. We can offer no assurance that we will be able to attract new subscribers or retain existing subscribers, as a result of which our revenues may decline. Due to this intense competition, there may be a limited market opportunity for our broadband access services. We cannot assure you that we will be successful in achieving widespread acceptance of our services before our competitors offer services similar to our current or prospective offerings, which might preclude or delay purchasing decisions by potential subscribers or cause us to lose our existing subscribers. All of these competitive factors could have a material adverse effect on our business, financial condition or results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth

We are pursuing a number of growth strategies, including leveraging our customer base to develop additional sources of revenues and exploring opportunities to expand into new online entertainment business segments. Some of these strategies relate to new services or products for which there are no established markets in Taiwan or China, or relate to services or products in which we lack experience and expertise. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all.

Our growth to date has placed, and our anticipated further expansion of our operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures, including those of acquired businesses. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

Our business strategy, which contemplates growth through acquisitions and strategic investments, exposes us to significant risks

As a component of our growth strategy, we intend to continue to enhance our business development, including our game content offerings, by acquiring other businesses that complement our current online businesses, represent related but new lines of business that may be appropriate areas of expansion, or that we believe may benefit us in terms of user base, product or content offering. We also intend to make selective strategic investments. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to search for additional acquisition opportunities in the future.

Such search and examination efforts and any related discussions with third parties, may or may not lead to future acquisitions and investments. Our reported financial results may be affected by any such acquisitions and/or investments, including any acquisitions or dispositions undertaken by us in anticipation of or in connection with any such acquisitions and/or investments. Our ability to grow through such acquisitions and investments will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete larger acquisitions or investments and our ability to obtain any required governmental approvals. In addition, the benefits of an acquisition or investment transaction may take considerable time to develop and we cannot assure you that any particular acquisition or investment will produce the intended benefits.

Furthermore, the identification and completion of any transactions may require us to expend significant management and other resources. Any transaction may require that we expend a significant portion of our cash reserves and/or issue a substantial amount of new equity, which could adversely affect our financial condition and liquidity and result in significant dilution of shareholders’ interests. The impact of dilution may restrict our ability to consummate further acquisitions. We may also incur debt and losses related to the impairment of goodwill and other intangible assets upon or following the acquisition of another business, which could negatively impact our results of operations. For example, we wrote off goodwill associated with our music distribution business in the amount of US$7.0 million in 2002 and US$0.7 million in 2003, which reduced our profitability in both years. Any write-off of goodwill in the future may have a negative impact on our financial results.

Additional risks associated with acquisitions include the following:

•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management, information, and accounting systems of an acquired business would be different from our current systems and would need to be successfully integrated;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;

•	Suppliers, vendors and/or distributors may renegotiate or cancel contracts with us following the acquisition of a business;

•	We may enter markets in which we have limited prior experience. For example, in April 2006, we acquired a minority stake in T2CN Holding Limited (“T2CN”), an online casual sports game operator in China, and intend to develop our casual games business in China in combination with T2CN. However, we are not presently active in T2CN’s business and have limited experience in its line of business; and

•	We may lose some of our key employees or key employees of an acquired business.

We have a history of losses and cannot assure you that we will not incur substantial losses in future periods

We incurred net losses in each of our previous fiscal years except 2004 and 2005, in which we recorded net income of US$1.7 million and US$6.3 million, respectively. Our losses were primarily the result of the substantial costs incurred in operating our broadband Internet access and music distribution businesses and declining revenues from our music distribution business. We may incur substantial losses in the future.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business

We regard our copyrights, service marks, trademarks, trade secrets, patents and other intellectual property as critical to our success. Unauthorized use of the intellectual property, whether owned by us or licensed to us, could adversely affect our business and reputation.

We rely on trademark, patent and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use the intellectual property used in our business without authorization.

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement procedures of Taiwan, Hong Kong, the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, which could disrupt our business and could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations are subject to significant fluctuations

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. The key factors affecting each of our respective businesses include:

•	Entertainment software business: availability of Internet infrastructure, competition from existing and new competitors, the revenues, expenses and results of operations of our sole customer and licensee, UIM, the retention of the key license with our sole licensee, UIM, and the regulatory restrictions applicable to the Internet gaming industry.

•	Online casual games business: existing and new competitors, the pace of rollout of new games and price competition in the industry.

•	Broadband ISP business: price competition in the Internet access business, the rate at which new customers subscribe to our services, subscriber turnover rates and the pace of rollout of our services.

In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.

The markets for our principal businesses are characterized by rapid technological change, and failure to respond quickly and sufficiently to new Internet technologies or standards may have a material adverse effect on our business

The markets for our entertainment software business, online casual games business and broadband ISP business are characterized by rapid technological advances, evolving industry standards, changes in user requirements and frequent new service introductions and enhancements.

The online gaming and online casual games industries, in particular, are subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments accordingly. If we are unable to do so, new technologies in online gaming and online casual games programming or operations could render our gaming services and games obsolete or unattractive.

We use internally developed software systems that support nearly all aspects of our billing and payment transactions in our online casual games business. All of our businesses may be adversely affected if we are unable to upgrade our systems quickly enough to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game developer partners.

The number of consumer subscribers of our broadband ISP services declined from approximately 108,000 in 2002 to approximately 80,500 in 2005. If we are unable to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our products and services, or we are unable to respond quickly and sufficiently to new technologies or standards, we may not be able to attract new customers and our business and financial results may be materially and adversely affected.

Our entertainment software business, online casual games business, and broadband ISP business depend on the reliability of our network infrastructure, which is subject to physical, technological, security and other risks

The development and operation of our online networks are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity for customers. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of security by computer viruses, break-ins or otherwise. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and operating results. An increase in the volume of usage of online services could strain the capacity of our software and hardware employed, which could result in slower response time or system failures. We do not have redundant facilities in the event of an emergency, but we have a variety of backup servers at our primary site to deal with possible system failures.

While we have implemented industry-standard security measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service attacks and other disruptive problems. A party that is able to circumvent security measures could misappropriate proprietary information and, perhaps, most importantly, cause interruptions in our operations. Internet and online service providers have, in the past, experienced and may, in the future, experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future.

The adoption of new laws or changes to or the application of existing laws relating to Internet commerce may affect the growth of our entertainment software business

In addition to regulations pertaining specifically to online entertainment, we may become subject to a number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. Moreover, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. In addition, the application of such pre-existing U.S. and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The U.S. Federal Trade Commission and government agencies in certain states of the United States have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if these agencies choose to investigate, or if any new regulations regarding the use of personal information are introduced affecting the way in which we do business.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase the cost of conducting our business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Our entertainment software business has a sole licensee, and any adverse effect on its business could have a material adverse effect on our revenues, operating results and financial condition

All of our revenues from our entertainment software business are derived from UIM, currently the sole licensee of our software products. Although we do not have any ownership interest in UIM, we consolidate its assets, liabilities and results of operations in our financial statements and are entitled to fees from UIM based upon its revenues. We do not control its management and hence have no control over its business decisions. A decision by UIM to terminate its contract with us or any adverse effect on its business, operating results or financial performance could have a direct material adverse effect on our business, operating results and financial performance. Further, any significant increase in UIM’s liabilities or decrease in its assets would adversely affect our balance sheet. We continue to explore developing business relations with other clients but there is no assurance that such efforts will be successful.

The worldwide legal and regulatory environment in which our entertainment software business operates is characterized by uncertainties that could adversely affect our business and operating results

Our software entertainment business includes software development and the provision of application services for Internet gaming. UIM, which operates an online gaming business and also sub-licenses our software products to third parties, is the sole licensee of our entertainment software products and we earn fees from UIM based upon its revenues. Each of these businesses is subject to applicable laws and regulations relating to online gaming and electronic commerce in various jurisdictions throughout the world, and it is in many cases uncertain which governments have authority to legislate or regulate different aspects of these industries. Moreover, the Internet gaming industry is still in an early stage of development and the worldwide legal and regulatory environment in which the businesses operate remains highly fluid and subject to change. While most foreign jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to Internet gaming. Issues such as determining the physical location of a gaming event and significant differences among the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past.

Due to the uncertainties in the worldwide legal and regulatory environment in which our entertainment software business operates, we cannot assure you that our operations as an application service provider to the gaming industry, or the Internet gaming services provided by UIM, are in compliance with all laws and regulations of the jurisdictions where our entertainment software products are used, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and operating results. Also, the substantial uncertainties in the global regulatory environment relating to online gaming expose us to the risk that regulatory authorities in various jurisdictions will determine that our Company provides online gaming services (rather than only providing software and application services to our licensee) and thus subject our Company to gaming laws and regulations in such jurisdictions.

U.S. regulation of the online gaming industry could have a substantial impact on UIM’s business and consequentially our entertainment software business

Our Company, UIM and the online gaming industry as a whole may be affected by pending legislation in the U.S. Congress that, if enacted, would prohibit the use of communication facilities and financial transactions in connection with Internet gambling. The current administration adheres to the view that Internet gambling is already prohibited by the Federal Wire Act and other federal laws. In addition, Internet gambling currently constitutes illegal gambling activity in all 50 U.S. states, including those states where other forms of gambling are legal. Because many U.S. citizens continue to participate in Internet gambling despite these prohibitions, Congressional opponents of Internet gambling have unsuccessfully proposed legislation over the past several years with the intent of restricting the means available for participation in this activity. In the current Congress, three bills affecting Internet gambling are under consideration:

•	H.R. 4411, entitled the Unlawful Internet Gambling Enforcement Act of 2006, would prohibit gambling businesses from accepting credit cards or other bank instruments in connection with illegal Internet gambling. In order to enforce that objective, the proposed legislation directs various federal agencies to develop regulations within nine months of enactment that would require financial institutions with electronic payment systems to establish policies and procedures to identify and block restricted transactions. The bill is designed to reduce participation in illegal Internet gambling by restricting the payment methods for such activities and by imposing increased criminal penalties on illegal Internet gambling businesses. H.R. 4411 would also create judicial procedures through which federal agencies could obtain injunctions directing interactive computer services to remove or disable access to online sites that violate the law.

•	H.R. 4777, entitled the Internet Gambling Prohibition Act, would prohibit financial transactions related to Internet gambling in substantially the same manner as H.R. 4411, but it does not direct federal agencies to adopt regulations supporting that mandate. More significantly, H.R. 4777 would also criminalize any gambling business from using a communication facility to transmit bets or wagers, or information assisting in the placing of bets and wagers, to or from the United States. The bill would also expand the scope of the Wires Act by including satellite and microwave transmission in addition to wire and cable transmissions as communication facilities through which gambling information may not be transmitted. However, H.R. 4777 also sets out a number of broad exemptions, the most important of which is that the proposed legislation would not prohibit the transmission of information assisting in the placing of bets or wagers from a state or foreign country where such betting or wagering is permitted into a state or foreign country where such betting or wagering is permitted. Like H.R. 4411, H.R. 4777 would also create judicial procedures through which federal agencies could obtain injunctions directing interactive computer services to remove or disable access to sites identified as participants in illegal Internet gambling.

•	H.R. 5474 was recently introduced to create a commission to study the proper response of the United States to the growth of Internet gambling. No significant action has taken place with regard to this.

We continue to monitor the progress of this legislation through the Congress since the passage of this legislation could potentially impact the revenues of UIM. Although UIM operates outside of the U.S. jurisdiction and maintains that it does not purposefully solicit or accept gambling transactions that would violate current U.S. law, a substantial impairment of UIM’s revenues could affect the continued operation of our entertainment software business.

In November 2004, the World Trade Organization (“WTO”) found that the United States was in violation of its commitments under the General Agreement on Trade in Services (“GATS”), by not allowing operators of online gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and, in April 2005, the Appellate Body of the WTO found that the provisions of the Wire Act, Travel Act and Illegal Gambling Business Act are inconsistent with the obligations of the United States under the GATS, but also that the United States had shown that such measures are necessary to protect public morals or maintain public order and therefore fall within an exception to its general obligations. However, the Appellate Body further found that, in the light of existing federal legislation regarding Internet gambling on horseracing, the United States had failed to demonstrate that the Wire Act, Travel Act and Illegal Gambling Business Act are applied equally to both foreign and domestic providers of online gambling services for horseracing and therefore recommended that the United States bring its legislation into conformity with its obligations under the GATS. If the United States or other jurisdictions adopt laws which restrict their citizens from participating in Internet gaming offered outside their jurisdictions, on the grounds of public morals, public order or otherwise, the business of UIM, and our business, could be materially and adversely affected.

All of our entertainment software revenues are derived from UIM which, in turn, derives its revenues from end users in non-U.S. jurisdictions, exposing us to regulatory risks and cultural and linguistic barriers in such jurisdictions

UIM is an operator of an online entertainment business and all of our entertainment software revenues are derived from its operations. UIM’s revenues are derived substantially from non-U.S. jurisdictions. All of our entertainment software revenues from licensing and support fees are also derived from non-U.S jurisdictions. We currently provide user interface and licensee support to UIM in 16 languages. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world. To be able to further expand our business we expect we will require modification of our products, particularly domestic language and currency support. However, there can be no assurance that we will be able to sustain or increase revenues derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

In addition to uncertainty regarding the legal status of Internet gaming in other jurisdictions, there are certain difficulties and inherent risks faced by UIM, in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we or UIM operates, and in which our licensee’s customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

Online gaming is a relatively new industry and therefore, we do not know if the market will continue to grow

Both the Internet entertainment and online gaming industries are relatively new industries that continue to evolve and are characterized by an increasing number of market entrants. The demand and market acceptance for recently introduced products and services are typically subject to a high level of uncertainty. The success of our entertainment software business will depend on the widespread adoption of the Internet for commercial transactions. There can be no assurance that entertainment on the Internet will become widespread.

All of the revenues from our entertainment software business to date have been derived from the licensing of our online entertainment software and support of our associated services. Our continued success will depend largely upon the success of our online entertainment software. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

We may be vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties

Our electronic commerce product for handling transactions over the Internet relies on ISPs to allow the customers of UIM, our licensee, and servers to communicate with each other. If all of the ISPs experienced lengthy service interruptions, it would prevent communication over the Internet and would greatly impair our ability to carry out our business.

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

The licensee of our entertainment software depends on credit card transactions for a substantial portion of the deposits or payments by their customers

Our entertainment software business derives all of its revenues from its licensee, UIM. A substantial portion of the deposits or payments to our licensee are made through credit card transactions. If credit card companies were to stop processing online gaming transactions, either generally or in jurisdictions where our licensee operates, our entertainment software business could be materially and adversely affected.

Many issuing banks of major credit cards decline authorization to U.S. persons who attempt to use their credit cards for online gaming. We may be adversely affected by the provisions of the U.S. Patriot Act. Both U.S. and non-U.S. banks which process online gaming transactions for U.S. persons face potential criminal proceedings under the U.S. Patriot Act, as U.S. jurisdiction under the Patriot Act extends to non-U.S. banks that have correspondent accounts in the United States. This could result in issuing banks deciding not to process online gaming transactions generally. For example, following pressure from Eliot Spitzer, in June 2002, Citibank started to block credit card payments to known online gaming sites and, later that year, the Delaware payment processing firm, PayPal, stopped processing payments for the purposes of online gaming. In addition, it is possible that other jurisdictions may enact legislation or take other actions which result in credit card companies being unwilling or unable to process online gaming transactions.

Furthermore, there is a higher incidence of fraud associated with online credit card payments than with respect to other types of transactions, which could further discourage issuing banks from processing online gaming transactions.

Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our entertainment software and online casual games businesses, financial condition and results of operations

Our software, services and games may contain undetected programming errors or other defects. These errors or other defects could result in losses to our licensee (in the case of our entertainment software business), end users and to us; and the risk from claims resulting from losses to end users, which could damage our reputation and subject us to liability.

In addition, parties unrelated to us may develop Internet cheating programs that enable our users to acquire superior features for their game characters that they would not have otherwise. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a user. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could disrupt our operations, damage our reputation and detract from the game experience of our users. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations.

We could be liable for breaches of security on our Web sites and fraudulent transactions by users of our Web sites

Currently, a portion of our transactions are conducted through our Web sites and Web sites of UIM, our sole licensee. In such transactions, and those conducted on our FunTown platform, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our or our licensee’s reputation and ability to attract customers.

We face the risks of changing consumer preferences and uncertainty of market acceptance of our new products in our online casual games business

Online casual games are a new and evolving entertainment concept in Asia. The level of demand and market acceptance of our online casual games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the popularity of existing and new online games operated by us;

•	the introduction of new online games, competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer tastes and preferences;

•	the availability of other forms of entertainment; and

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, two of the most popular types of online casual games in Greater China are online board and card games. However, there is no assurance that these games will continue to be popular in Greater China and their status as one of the most popular types of online casual games in Greater China’s online casual games industry will not be replaced by new and different types of online or other games in the future. A decline in the popularity of online casual games in general or, in particular, the online board and card games that we operate, will likely adversely affect our business, financial condition and results of operations.

In addition, we expect that as we introduce new online casual games, a certain portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.

Currently there are no clear laws or regulations in Greater China governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have for virtual assets

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players. In practice, virtual assets can be lost for various reasons, often through unauthorized use of users’ IDs by other users and occasionally through data loss caused by delay of network service or by a network crash. Currently there are no clear laws and regulations in Greater China governing virtual asset property rights. In case of a loss of virtual assets, we may be sued by online game players and could be held liable for damages, which may negatively affect our business, financial condition and results of operations.

The benefits of our exclusive agreements with certain cable partners may be substantially diminished by open-access proposals, which would require our exclusive cable partners to grant our competitors access to their systems

We have entered into exclusive agreements with 11 out of 22 of our cable partners granting us the exclusive right to provide services through their cable systems. As per new regulations in Taiwan, our cable partners must obtain leased-circuit licenses to provide their circuits to us in order for us to provide two-way cable services. In addition, any holder of leased-circuit licenses, including any of the cable partners having exclusive relationships with us, may be required to grant our competitors access to its cable system if it is deemed to be a dominant leased-circuit operator. In that event:

•	other Internet and online service providers could potentially provide services over these cable partners’ cable systems that compete with our services;

•	our rights as the exclusive broadband Internet access provider over these cable partners’ systems could be lost; and

•	our business, financial condition and results of operations would likely be adversely affected.

See Item 4 — “Information on the Company — B. Business Overview — Broadband ISP Business — Industry Overview” for additional information.

Failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the trading price of our Shares

We are subject to reporting obligations under the U.S. securities laws. The Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report, which contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements are expected to apply to our annual report on Form 20-F beginning in the fiscal year ending December 31, 2006. We are following an internal plan of action for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or the impact of the same on our operations. If we do not achieve compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal control over financial reporting and we could be subject to sanctions or investigation by regulatory authorities, such as the Commission.

We are not yet required to comply with the Section 404 requirements. Nonetheless, in 2004, we requested our independent auditors to evaluate our internal controls over financial reporting, and they identified certain material weaknesses in our internal controls, which we have subsequently rectified. However, there is no guarantee that we will not have weaknesses in our internal controls over financial reporting in the future. If we are unable to successfully address such significant deficiencies in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected. In the event that deficiencies that have been or might be identified are not remediated within the required period, we may again determine that we have a material weakness in internal control over financial reporting and, consequently, that our internal control over financial reporting is not effective to ensure that material information relating to our Company and its subsidiaries is made known to our management, including our chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared or to provide reasonable assurance that our financial statements are fairly presented in conformity with the accounting principles generally accepted in the United States.

Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Shares. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Moreover, even if we are able to continue our operations, any failure to obtain additional financing could have a material and adverse effect on our business, financial condition and results of operations and we may need to delay the deployment of our services. See Item 5 — “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services

Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise, experience and leadership ability of our chief executive officer, Arthur Wang, and our chief financial officer, Thomas Hui, in our business operations, and rely on their personal relationships with our employees, the relevant regulatory authorities, and our game and service suppliers. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on our online games businesses, we will need to continue attracting and retaining skilled and experienced professionals to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to easily replace them and may incur additional expenses to recruit and train new personnel. As a result, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. Furthermore, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to our Shares

Although we do not believe we should be classified as a passive foreign investment company for the 2005 taxable year, no assurances may be given that we will not be classified as a passive foreign investment company in the current or any future taxable year. For a discussion of the factors that will affect whether or not we are classified as a passive foreign investment company, see Item 10 — “Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.” If you are a U.S. person holding our Shares, (or have held our Shares during a taxable year in respect of which we were classified as a passive foreign investment company and you continue to hold such Shares or portion thereof) and we are classified as a passive foreign investment company and you do not determine to make a mark-to-market election, you will be subject to special U.S. federal income tax rules that may have materially adverse tax consequences and will require annual reporting. See Item 10 — “Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

Fluctuations in the exchange rates between U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability

Our financial results since January 1, 2004 have been reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate. The operations of UIM, our entertainment software licensee, are conducted in most major currencies, including U.S. dollars, British pounds sterling and Euros, and we earn revenues from these sources in such currencies, as well as incurring expenses in U.S. dollars and Canadian dollars. The operations of our online casual games business are conducted in NT dollars, Hong Kong dollars and Renminbi. Our broadband ISP business is conducted mainly in NT dollars. Accordingly, fluctuations in the exchange rates of world currencies could have a positive or negative effect on our reported results. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our controlling shareholder has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests

As of March 31, 2006, members of the Koo family beneficially owned approximately 21.34 percent of our outstanding shares. Accordingly, the members of the Koo family have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of such members of the Koo family may differ from or conflict with your interests.

Our transactions with affiliates may not benefit us and may harm our Company

We have entered into several transactions with our affiliates. Our policy is that transactions with affiliates are to be conducted on an arm’s-length basis and on terms as favorable to us as with non-affiliates. However, we cannot assure you that all our future transactions with affiliates will be beneficial to us.

Our operating results and financial condition are affected by general economic conditions, levels of consumer spending, political stability as well as the occurrence of natural disasters and epidemics

Our operating results and financial condition, particularly in relation to our entertainment software business and our online casual games business, are directly dependent upon general economic conditions and levels of consumer spending. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons which are common in Taiwan, can result in disruption to our business or the businesses of our customers. Similar occurrences in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations. Past economic downturns have resulted in lower levels of consumer spending and have negatively impacted our sales and profit. There can be no assurance that rising interest rates, an economic recession, other adverse economic developments, or natural disasters or epidemics will not have a material adverse effect on our cash flows, profitability or financial condition.

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC

Our principal executive offices, a major portion of our online casual games business and our broadband ISP business are located in Taiwan and substantially all of our net revenues in respect of these businesses are derived from customers in Taiwan. Taiwan, as part of the R.O.C., has a unique international political status. The People’s Republic of China (“PRC”) asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if any foreign power interferes in Taiwan’s affairs. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our online casual games and broadband ISP businesses.

Our subsidiary’s ability to distribute dividends to us may be subject to restrictions under the laws of Singapore and Taiwan

We are a holding company, and some of our assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia which owns the Taiwan-based operations of our online casual games business and our broadband ISP business. Accordingly, part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries, including those in Taiwan. The distribution of dividends from these subsidiaries in Taiwan to us is subject to restrictions imposed by Taiwan and Singapore corporate and tax regulations, which are more fully described in Item 5 — “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Dividends from Our Subsidiaries in Taiwan.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

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

There are anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our Company, which may adversely affect the price of our Shares

There are provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our Company. Anyone acquiring an interest, either on his own or together with parties acting in concert with him, in 30 percent or more of our voting shares must extend a takeover offer for the remaining voting shares. A person holding between 30 percent and 50 percent of our voting shares, either on his own or together with parties acting in concert with him, must also make a takeover offer if that person together with parties acting in concert with him acquires additional voting shares in excess of 1 percent of the total number of voting shares in any six-month period. These provisions may discourage or prevent transactions that involve an actual or threatened change of control of our Company. This may harm you because an acquisition bid may allow you to sell your Shares at a price above the prevailing market price.

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

We are subject to the R.O.C. Alternative Minimum Tax Act

On January 1, 2006, the R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (the “AMT Act”). The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. The AMT rate for business entities is 10 percent. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. For example, gains on disposal of marketable securities from our Taiwan-based entities were exempt from income tax based on Taiwan tax laws prior to AMT Act. However, such gains will need to be included for the purpose of calculating the AMT. We currently do not expect the AMT to have a material effect on our income tax expense in 2006. However, the actual AMT may differ significantly from management’s estimates and have an adverse effect on our financial condition and results of operations.

Risks Related to our Shares

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the Shares when desired or at attractive prices

The trading price of our Shares has been and may continue to be subject to wide fluctuations. Since January 1, 2005, the sale prices of our Shares on the NASDAQ National Market have ranged from US$1.30 to US$10.39 per share and the last reported sale price on June 15, 2006 was US$7.02. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance. In addition, our issuance of approximately US$15 million zero coupon convertible notes, 50 percent of which are due January 1, 2008 and 50 percent of which are due January 1, 2009 in conjunction with our acquisition of FunTown, may encourage short selling in our Shares by market participants because the conversion of the convertible notes could depress the price of our Shares.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

Our legal and commercial name is GigaMedia Limited. We were incorporated in September 1999 as a company limited by shares organized under the laws of the Republic of Singapore. Our Singapore company registration number is 199905474H. Our principal executive offices are located at 14th Floor, 122 Tunhwa North Road, Taipei 10595, Taiwan, and our telephone number is 886-2-8770-7966. Our Web site address is: http://www.gigamedia.com.tw.

Prior to September 2002, all our operations were conducted primarily through our wholly-owned subsidiary, Hoshin GigaMedia. Hoshin GigaMedia was incorporated in October 1998 in Taiwan. Hoshin GigaMedia, as an unlisted Taiwanese company, could not directly offer its shares to investors outside of Taiwan. To enable it to offer its shares to international investors, GigaMedia was incorporated in Singapore in September 1999 and acquired 99.99 percent of Hoshin GigaMedia in November 1999. In October 2002, GigaMedia acquired the remaining 0.01 percent of Hoshin GigaMedia.

We completed the initial public offering of our Shares on February 24, 2000. Our Shares trade on the NASDAQ National Market under the symbol “GIGM.” We were the first Internet company based in Taiwan to list on the NASDAQ National Market.

In September 2002, we acquired Rose Records (formerly known as Point Records Co., Ltd.) and Tachung Records (formerly known as Music King Co., Ltd.), two of the largest music store chains in Taiwan, with a view to expanding our business to retail entertainment services.

Under new management in 2004, we began to restructure our Company to achieve profitability, generate growth and enhance shareholder value.

In April 2004, we acquired the business and operations of Grand Virtual, Inc. and related affiliates, a privately-held entertainment software developer and application service provider, through CESL, our wholly-owned subsidiary, with a view to enhancing our diversified entertainment products portfolio.

In September 2005, we sold all of our ownership interest in the Rose Records and Tachung Records music store chains with a view to eliminating our non-core operations.

In order to enhance our position in the online entertainment market, in January 2006, we acquired FunTown, an Asian online casual games portal.

See Notes 4 and 5 of our consolidated financial statements for additional information.

For a description of the important events in the development of our business since the beginning of our last three financial years to the date of this annual report, see Item 5 — “Operating and Financial Review and Prospects — A. Operating Results.” A description of our principal capital expenditures and divestitures, since the beginning of our last three financial years to the date of this annual report is set forth in Item 5 — “Operating and Financial Review Prospects — B. Liquidity and Capital Resources.” Information concerning the principal capital expenditures and divestitures currently in progress is also described in Item 5 — “Operating and Financial Review and Prospect — B. Liquidity and Capital Resources.”

B. Business Overview

We are a holding company and, through several subsidiaries, develop and license entertainment software and provide application services, own and operate an online games portal, and provide broadband Internet access services. Our entertainment software business is operated through our subsidiary CESL. Our Taiwan online casual games business is operated through Hoshin GigaMedia. Our Hong Kong and PRC online casual games business is operated through our subsidiary FunTown World Limited. Our Taiwan broadband ISP businesses are operated through our subsidiary, Hoshin GigaMedia, which focuses on consumer users, and Hoshin GigaMedia’s subsidiary, Koos Broadband Telecom Co., Ltd., (“KBT”), which focuses on corporate users.

Prior to 2002, our primary business was the provisions of broadband Internet access services in Taiwan. Since disposing of our music distribution business in 2005 and acquiring an entertainment software provider in 2004 and an online casual games portal in 2006, we have become a diversified provider of entertainment services and broadband Internet access services.

We acquired our entertainment software business in a private transaction from the founding shareholders of GV Enterprise Voting Trust in April 2004 with a view to enhancing our portfolio of entertainment products. In this transaction, we acquired all the outstanding and issued shares of some of the founding shareholder’s subsidiaries, Grand Virtual, Inc., Grand Virtual Limited and Grand Virtual (Alderney) Limited, for an all-cash consideration of US$32.5 million. To help ensure a smooth transition and the continued expansion of our entertainment software business in the future, we also retained the experienced management, engineering and operation teams of these companies. Since the acquisition, we have restructured the business and currently operate our entertainment software business through our subsidiary CESL, which develops and provides software solutions through its wholly-owned subsidiary Cambridge Interactive Development Corporation (“CIDC”), in Cambridge, MA and application services through its wholly-owned subsidiary Internet Media Licensing Limited (“IML”), in Montreal, for clients operating in the expanding Internet-based entertainment markets worldwide. Our entertainment software business generated revenues of approximately US$11.5 and US$22.5 million and operating income of approximately US$2.8 and US$6.0 million during the nine months ended December 31, 2004 and for the year ended December 31, 2005, respectively.

We operate our broadband ISP business through our subsidiary Hoshin GigaMedia, which provides Internet access services. In 2005, our access products consisted of ADSL and cable modem offerings, giving us the ability to deliver broadband connections island-wide. As of June 2006, we had 22 cable system partners, through which we had access to more than 3.1 million Taiwanese households, as well as approximately 417,000 small and medium-sized enterprises (“SMEs”). In addition, another of our subsidiaries, KBT, provides broadband services to corporate customers. On May 15, 2006, we entered into an asset purchase and sale agreement and a service agreement with Webs-TV Digital International Corporation (“Webs-TV”) to sell our ADSL business and provide certain telecom and consulting services on a transitional basis. Our broadband ISP business generated revenues of approximately US$21.7 million and operating income of approximately US$2.1 million in 2005. Our ADSL business generated approximately US$9.4 million in revenues in 2005, which represented approximately 43 percent of our broadband ISP revenues and approximately 21 percent of our consolidated revenues.

We acquired FunTown, an online casual games business, in January 2006 to strengthen our online entertainment business. Founded in 1998, FunTown is one of the leading casual games platforms in Asia, with over 5 million registered users and an offering of 41 casual games and services in Greater China as of June 15, 2006. FunTown generates revenues through access fees and also through the sales of various in-game items. FunTown’s games can be played on personal computers, mobile phones and airplane entertainment consoles and are expected to be available on the Xbox 360 when launched in Taiwan in 2006. FunTown has strong research and development capabilities and has developed over 90 percent of its games in-house. FunTown also provides value-added services, such as tournaments, personal contact lists and social networking to help build a strong player community.

On May 15, 2006, we entered into an asset purchase and sale agreement and a transition service agreement with Webs-TV to sell our ADSL business and provide certain transition services. Under the agreements, Webs-TV purchased our ADSL business and agreed upon services in an all cash transaction with a total price of approximately US$17.9 million. Approximately US$9.7 million of the price is for the ADSL business and is payable from May 16, 2006 through July 31, 2007. Approximately US$8.2 million represents fees for bandwidth, consulting and other support services to be provided by Hoshin GigaMedia on a transitional basis through December 31, 2007, and is payable from May 16, 2006 through December 31, 2007. The transferred ADSL business includes our ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers, as well as the right to use our ADSL brand for five years.

Entertainment Software Business

Overview

We operate our entertainment software business through our subsidiary, CESL, and through its wholly-owned subsidiaries, CIDC and IML. CESL develops and licenses software solutions and application services in the expanding Internet-based entertainment markets. CESL offers a wide array of products and services, including online entertainment and social networking. CESL’s software solutions and services also offer great expansion capabilities. CESL can help existing and potential clients expand geographically through language localization for products and services. Currently, our products and services are available in 16 languages, which include mostly European languages and some Asian languages. CESL can also help existing and potential clients who license our software and services to expand their business through a fully-customizable multi-tiered licensing program to a great number of sub-licensees.

Our Products

Our software products are built upon modern Internet technologies capable of providing multi-player gaming platforms, powerful transaction engines, advanced risk management tools, comprehensive online marketing tools, sophisticated data mining and reporting utilities, intuitive graphical user interfaces and localization in 16 major languages including English, French, German, Italian, Spanish, Portuguese, Norwegian, Swedish, Danish, Dutch, Greek, Hebrew, Traditional Chinese, Simplified Chinese, Japanese and Korean.

Our software products are specially designed to enable our clients to manage the online entertainment properties and offer online entertainment to visitors of their online entertainment properties. We currently provide the following entertainment software products:

Online Entertainment Management — these are tools that enable our existing and potential clients to offer online entertainment software, monitor end-user behavior, and potentially to monetize the traffic and patronage generated by the end users. Our integrated and comprehensive multi-lingual e-commerce system facilitates Internet-based transaction processing and can provide detailed analysis of transaction records of our diversified international end users. In addition, there are promotional tools that help build player loyalty and increase retention rates.

Online Entertainment Modules — these are customizable entertainment modules that run on Microsoft Windows 95/98/NT/2000/ME/XP and feature a realistic 3-D environment, selectable background music, and local language interface. In 2004 we developed and launched a new suite of poker software that enables players to compete against each other in both “ring games” and tournaments.

Our Services

In addition to licensing our software products to our licensee, UIM, we offer a variety of application services and consulting services for backend operation. These services include:

Infrastructure Design Services –

•	Infrastructure Design: Architecture design of servers, routers, firewalls, network software and management tools required for a 24x7 Internet property.

•	Site Creation: Creation and branding of our client’s Internet property, customized to match our licensee’s unique identity and creative theme.

Transaction Processing Design Services –

•	Payment: Consultation for the design of timely collection and distribution of payments through a variety of channels and merchants.

•	Billing: Consultation for the design of real-time and out-of-band transaction processing and order management.

•	Risk Management: Consultation for design of tools and processes for fraud detection, prevention, and management.

Customer Support Services –

•	Infrastructure Consultation Support: Complete round-the-clock consultation support to help clients resolve infrastructure issues.

•	Platform Technical Support: Consultation during periodic maintenance to update, patch, and fine-tune the system performance of our software solutions.

Custom Gaming Software Development Services –

•	Design and development of custom entertainment modules and interfaces for our platform meeting client specific requests.

Our Technology and Infrastructure

Our Universal Gaming Platform is based on a sophisticated modular distributed transaction processing architecture that is designed to be flexible, extensible, scalable and secure. Composed of multiple fault-tolerant distributed modules, our backend infrastructure provides the functions of gaming servers, game points management, financial stored-value management, e-commerce engines, a central database and an extensive toolset to handle fraud screening, data mining, player support and partner programs. Being comprehensive and extensible, our Universal Gaming Platform can be used as a generic common platform to support a wide range of online gaming, including skills-based gaming and multi-player gaming. Our multiple real-time gaming server software enables seamless integrated management of all end user registration, account administration, deposit and transactions. With our software, end users on various platforms can communicate securely across the Internet through multiple real-time gaming servers. To further increase the flexibility of our platform, a transaction server layer encapsulates business logic and abstracts data and third-party services, such as payment processors. This allows us to isolate the core processing module with business logic, greatly reducing the amount of development and quality assurance work required when we want to extend the system. Our comprehensive administration tools enable advanced data analysis to deliver high-quality end-user support and licensee management. Our multiple payment processor gateway capabilities provide choice and flexibility to handle the complexities of international markets.

We have developed expertise as well as necessary infrastructure to make our products suitable for the local markets in which we operate, for the non-English speaking markets along with our in-house teams of native language experts to ensure cultural fidelity in everything from content to graphics to interfaces and controls.

Our Licensee

Our software entertainment business is dependent upon UIM, our sole licensee. UIM is a third-party online entertainment operator to which we license our software and provide application services and consultation services for its Internet property and infrastructure, including Web site design, payment gateways, and database and operating systems, in return for a fixed percentage of UIM’s gross receipts. UIM operates exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing compliance with strict licensing requirements.

While we have no equity shareholding in UIM, we consolidated UIM’s assets, liabilities and results of operations as of and for the nine months ended December 31, 2004 and for the year ended December 31, 2005 in our consolidated financial statements in accordance with the requirements under FIN 46(R). See Item 5 — “Operating and Financial Review and Prospects — Overview — Consolidation of UIM Under FIN 46(R)” for additional information. We are entitled to fees from UIM based upon its revenues.

Competition

Our success depends, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieving continued market acceptance.

Online entertainment software design houses and application service providers are our primary competitors. However, given the low barriers to entry in the software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of software and Internet industries. We potentially compete with a number of public and private companies, which provide Internet property architecture design/development, Web design/development, online entertainment software design/development, marketing tools and solutions providers, customer support tools and solutions providers, and e-commerce tools and solutions providers. The diversity of our potential competitors makes it difficult to compile information about the nature of our competitors, their operations and their resources.

Our sole licensee, UIM, also faces tough competition in the online gaming industry. New entrants to the online gaming sector, market consolidation and aggressive marketing and pricing by competitors may lead to a significant decline in UIM’s customer base, revenues and margins. Any future liberalization of licensing or regulation of online gaming in countries where UIM generates significant revenues is likely to lead to increased competition from companies that do not currently offer online gaming services. Traditional Internet service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online entertainment services in the future. Traditional entertainment service providers might expand and provide Internet-based entertainment services and such Internet service providers and entertainment service providers may also develop and offer the underlying software solutions and tools to others, and thus directly compete with UIM and us.

Faced with our known competitors, and most likely several new competitors that may be established in the near future, we will continue to improve the principal competitive factors that we believe can create certain barriers to entry, including: brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.

Online Casual Games Business

Overview

We operate our online casual games business through our subsidiary FunTown, a leading Asian casual games portal with operations throughout Greater China.

FunTown offers a broad range of online casual games and services, which we develop in-house or license from third parties. The online games offered by FunTown include MahJong and numerous varieties of card, chess, and table games, most of which cater specifically to Asian audiences. FunTown also provides services, such as game clubs for players, tournaments related to FunTown’s online casual games, and social networking, all of which are intended to help build a strong player community. As of May 30, 2006, FunTown had approximately five million registered members, approximately 30,000 peak concurrent users and 19,000 average concurrent users.

Our online casual games allow users access to a broad continuum of online entertainment, from traditional Asian games that are instantly recognizable and easy to learn and play, to more advanced online casual games that allow users to interact with each other in virtual worlds by assuming characters they may customize. We believe that the traditional appeal, and interactive and group-oriented nature of these games, combined with our community-focused services and the large size of our user base, contributes to retaining our current users and attracting new users.

Our operating platform includes our technological infrastructure, distribution and payment system, customer service center, game content management and marketing platform. Our technological infrastructure consists of a server network throughout Greater China, the architecture of which is easily scalable to accommodate business growth and increased future user demand. Our distribution and payment network in Taiwan includes approximately 9,200 offline distribution points. Additionally, in 2005, we processed approximately 888,000 online transactions for virtual point cards. Our customer service system includes a 24-hour call center and a walk-in customer service center. In addition, our most popular online games have separate game content management teams that manage the operation of the games and the online community for the games.

Currently, our games and services are primarily accessed through personal computers. Our games are also available on mobile phones, Intel Viiv platform and on certain airlines. We expect FunTown’s games to be offered on Microsoft’s Xbox 360 in Taiwan in 2006.

In March 2006, we entered into a subscription rights agreement with Wretch Co. Ltd. (“Wretch”) pursuant to which we entered into a strategic alliance with Wretch for the development of an online entertainment community by combining Wretch’s strengths in blogs, online photo sharing and other community offerings with FunTown’s leading MahJong and other online casual game offerings. We are in discussions with Wretch on the implementation of this arrangement.

Our Products

In general, online casual games are games with simple rules, that are easy to learn and play, and can be completed in short sessions. Online casual games appeal to a broader and larger consumer market segment than multi-player online role-playing games (“MMORPGs”), which are more complex, require much greater time to learn and often involve large groups of players competing simultaneously online.

FunTown offers more than 40 online casual games in the following categories: MahJong, Chinese poker, Chinese chess, table games, social games, and arcade games. These games are real-time and multi-player capable.

MahJong

MahJong is a traditional and highly popular Chinese social game, often played on holidays, at social gatherings and during special occasions, such as weddings. It is widely played in Japan, Korea, Greater China and other parts of Asia. Similar to poker, MahJong is a multiplayer game, consisting of four players per game. FunTown offers different local versions of MahJong for players in the PRC, Hong Kong and Taiwan. Players select a table, based on either skill or stakes level, and can then invite friends to play on the same table online. Players can compete with anyone throughout FunTown’s Greater China network.

Special offline events are held from time to time to stimulate interest and foster group solidarity among the many MahJong guilds that players can join online. FunTown organizes a large annual MahJong tournament in Taipei, Taiwan which is open to anyone belonging to one of FunTown’s MahJong guilds. In 2005, more than 200 guilds and 30,000 players participated in the event and attended the tournament.

Chinese Poker

As with MahJong, there are several varieties of poker played in different regions of Greater China. FunTown offers many different Chinese poker games popular in various regions of Greater China. FunTown’s players can select their desired poker table based on skill or stakes level.

Chinese Chess

FunTown also offers various popular Chinese chess games. Players can select from opponents online based on different skill levels.

Social Games

FunTown has a unique social networking and matching game which offers a virtual playground for players to meet other players through their online “avatars.” Players can purchase virtual items, such as clothing, to enhance the appeal of their online “avatars.” We plan to introduce more such virtual items to address the strong social interests of our players and to help increase FunTown’s overall appeal as a distinct game community and brand.

Arcade Games

FunTown offers a collection of arcade-like games similar to historically popular and “classic” games commonly offered in arcades, such as Tetris. In addition, FunTown is broadening its arcade games offering to include sports action games, such as an obstacle running game that was recently launched called Tales Runner.

Table Games

FunTown currently only offers nine-ball in its table game category. Nine-ball is a contemporary variation of pocket billiards. FunTown may add more table games in the future, depending on player surveys and feedback.

Our Services

FunTown provides many gaming services to its players to enhance their playing experiences and support the development of a strong player community.

Player Clubs

We offer player clubs in which FunTown players can form their own club, invite players with similar interests or skill levels to join, and organize online and offline events for club members. Player clubs complement the strong social qualities of online casual games by helping to build and maintain an online game community.

Tournaments

Tournaments are one of the most important services provided by FunTown. Players can organize and participate in clubs and compete in weekly online club tournaments. On an annual basis, FunTown also sponsors large-scale real-person tournaments where players attend the tournament in person and compete online via computers provided on the tournament premises.

Friends and Family

The FunTown platform has a unique personal contact feature, similar to the contact list of instant message programs, which enables players to see when their personal network of friends and family are online. This enables players to invite people in their network to play online games together.

Social Networking

FunTown’s platform is designed to be an attractive forum in which to make friends and have fun, as well as compete and win prizes. The platform has a 3-D virtual town hall, in which players may interact, meet new people or even get married. FunTown’s social networking features help build an important online community.

Avatars

To help players customize their persona online and increase their overall entertainment experience, FunTown also offers many in-game items which may be purchased by players for their online personas, or avatars, in order to create their own unique look while participating in the online community. The items for sale for avatars include facial expressions, clothes and accessories. These items are particularly popular with younger players, who like to customize their avatars to express themselves and establish unique identities and distinct fashions in the online community.

Our Pricing, Distribution and Payment

Our principle sources of revenue for the online casual games are access fees and fees for sale of in-game items. We offer flexible pricing to suit different players’ playing habits. We have both hourly and monthly access fee pricing schemes to cater to light-usage and heavy-usage players, respectively.

We also charge players fees for the purchase of various in-game items, mainly virtual coins and customized avatars.

FunTown has both physical and virtual distribution channels for its games:

•	Physical distribution channels. Physical distribution channels include convenience chain stores such as 7-11, and Internet cafés. At these locations, users may purchase pre-paid cards with varying amounts of credits to play FunTown’s suite of casual games. In addition, players may purchase game packs to play specific games on FunTown’s platform.

•	Virtual distribution channels. Virtual distribution channels consist of various Web sites, including FunTown’s official Web site. Users may purchase game credits through online sites with their credit card or bill via their telecom carrier.

To use our fee-based online casual games, a customer must register an account in our system. Once registered, the customer may log onto our network, select and activate the games the customer wishes to play, and then charge his or her account using a prepaid card or prepaid online points. Customers only need to maintain one account, which provides information regarding the customer’s available prepaid game credits and payment history.

Our Marketing

Our marketing strategy is to capitalize on our established brand and utilize our large existing user base and distribution network to retain our existing users and attract new users. We employ a variety of traditional and online marketing programs and promotional activities to promote our games, which include:

•	In-Game Events. We organize in-game events for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. Examples of in-game events include special challenges or features introduced to the game environments for a scheduled period. In addition, we use in-game events to introduce users to new features of our games. We may also post announcements in the game environment to promote new features, other improvements to the games, and in-game events.

•	In-Game Marketing. We may conduct in-game marketing programs from time to time, including online contests for prizes.

•	Cross-Marketing. We have cross-marketing relationships with popular consumer brands, technology companies and major telecom carriers. We believe that our cross-marketing relationships with certain well-known companies, including Intel Corporation (“Intel”) and Microsoft Corporation (“Microsoft”), will increase the recognition of our online game brands.

•	Open Beta Testing. Our open beta testing system tests both the operation of new games under open market conditions and introduces new games to users. During open beta testing, we do not charge users to play the new game. Open beta testing provides an initial user base and creates initial interest and word-of-mouth publicity to support the commercial launch of the game.

•	Offline Events/Promotions. From time to time we distribute free game-related posters, promotional prepaid cards for beginners, and game-related souvenirs at trade shows, selected Internet cafés and other locations. We may conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our user base. Furthermore, we may sponsor select media events, such as industry-related awards shows, to promote our brand names and our games.

We also regard customer service as a key marketing tool and we are committed to providing superior customer service to our users. We provide service to our customers through three principal channels:

•	our call center in FunTown’s offices in Taiwan, which serves our customers 24 hours a day, seven days a week;

•	our walk-in customer service centers in Taipei and Hong Kong; and

•	e-mail and facsimile letters.

In addition, we offer bulletin board services that allow users to post questions to, and receive responses from, other users.

We have game masters dedicated to our most popular games. Game master responsibilities include organizing in-game events, troubleshooting and actively monitoring the online game environment. Game masters are available to respond to players’ inquiries, initiate “bug” reporting and removal processes, as well as to identify, record and deal with inappropriate player behavior such as cheating and fighting. We believe that our provision of game masters to monitor the gaming environment is an important element in maintaining our customer loyalty and efficiently addressing technical problems as they arise.

Our Players

The simple and short-session nature of our online casual games enables us to attract more mature players than players of MMORPGs. As of May 30, 2006, we had approximately five million registered players and over 100,000 paying players in the month of May 2006. Majority of our players are 25 to 45 years old, with approximately 55 percent male and 45 percent female.

Our Sources of Products and Services

We mainly develop our games and services in-house to have better control of the game features and allow for seamless integration with our games platform. Occasionally, we outsource the game development to local game studios to expedite the development process and time to market. More recently, we began to license games to expand the scope of our games offering, particularly in the Arcade Games category. As of June 15, 2006, we only licensed one game, Tales Runner, from Nowcom in Korea. The game licensing cost consists of an upfront fee and an ongoing licensing fee equal to a percentage of revenues from the licensed game.

We continue to aggressively expand our products and services offerings by developing and launching new games, updated games and community features on our platform. We are currently working with Microsoft to launch FunTown’s online MahJong on the Xbox 360. In order to support our product development capabilities and develop our proprietary online casual games, we have a strong research and development team composed of approximately 70 employees in Taipei and Shanghai.

Our Technology and Infrastructure

We have a scalable and modular platform that enables us to increase our game offerings and services. The platform consists of several key modules: authentication, billing, game management, customer service, and the basic platform operation. Since our platform was designed with expansion in mind, we have a unified user account system, which allows our players to use one single account to access all the games, whether self-developed or licensed, and services offered. Our billing and game management modules are flexible enough to integrate both in-house and licensed games. Our customer service module enables us to assist our players both in and outside of the games.

As technologies advance and enable people to access the Internet in new ways, we plan to expand our offerings to match these new access technologies and platforms. We are currently working with Microsoft to have some of our games available on the Xbox 360 platform. We are also working with Intel to include our games and services in Intel’s new Viiv technology for digital home media centers. In addition to these new technologies, our games are currently available to air travelers on certain airlines, enabling players to play with other passengers on the same flight.

Competition

We compete directly with other online casual games operators and portals in Greater China, some of which may have significantly greater resources than us. Given the low barriers to entry, they can easily copy the format, features, strategy, and business model of our casual games portal. To cope with competition, we aim to develop new features and services that we think our players will pay for and enjoy. We also work on strengthening the appeal of our portal through building player community, honorary titles, virtual badges and banners of honor, as well as other virtual assets.

Intellectual Property and Proprietary Rights

We rely on copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition, confidentiality and license agreements with our employees, suppliers, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assign to us any ownership rights that they may claim in those works.

As of June 15, 2006, we were the owner of 33 software copyrights and 32 trademarks registered with various government agencies throughout Greater China.

Broadband ISP Business

Our Services

We provide broadband Internet access services to consumer and corporate customers through various technologies and products including, cable modems, leased-lines, virtual private network and other value-added services.

Access Services Offerings

CABLE MODEMS. We offer our broadband Internet access services for consumers via cable modems at transmission speeds of up to 6 Mbps. Our cable modem-based broadband access services allow subscribers to use bandwidth-intensive multimedia applications, such as interactive games, high-quality audio, video and distance learning applications, and electronic commerce applications, such as retailing, financial services and online software distribution more efficiently. We reached an agreement in principle in May 2004 with certain of our cable partners to whom we provide bandwidth on an exclusive basis to equally share revenues, thus providing our cable partners with increased economic incentives to promote two-way cable services through their systems. In September 2005, we started providing to certain of our exclusive cable partners, cable modem services that they could sell under their own brand name. Two-way cable systems allow us to offer subscribers higher upstream transmission speeds and “always on” Internet access capabilities. As of December 31, 2005, we had 17,600 cable modem-based broadband customers, as compared to 20,720 cable modem-based broadband customers as of December 31, 2004.

CORPORATE ACCESS SERVICES. We also offer dedicated and high-speed Internet access services to corporate customers over fiber optical lines. Our target customers include ISPs, Internet content providers (“ICPs”), corporations, SMEs and cyber cafés. Our corporate ISP services include leased-line services, ranging from 1 Mbps to 1 Gbps, virtual private network and other value-added services.

ADSL. On May 15, 2006, we entered into an asset purchase and sale agreement and a transition service agreement with Webs-TV to sell our ADSL business and provide certain transition services. Under the agreements, Webs-TV purchased our ADSL business and agreed upon services in an all cash transaction with a total price of approximately US$17.9 million. Approximately US$9.7 million of the price is for the ADSL business and is payable from May 16, 2006 through July 31, 2007. Approximately US$8.2 million represents fees for bandwidth, consulting and other support services to be provided by Hoshin GigaMedia on a transitional basis through December 31, 2007, and is payable from May 16, 2006 through December 31, 2007. The transferred ADSL business includes our ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers, as well as the right to use our ADSL brand for five years.

Markets of Access Services

CONSUMER ACCESS SERVICES. Our two-way cable modem-based broadband service packages are offered at approximately US$33.50 per subscriber per month for premium service; approximately US$24.40 per subscriber per month for a mid-tier package; and approximately US$19.80 per subscriber per month for a basic service. We also offer selected subscribers discounts on their monthly access fees and quarterly or yearly payment options to further promote our access services. We recognize our revenues from access fees net of the split with cable partners and these discounts. In the future, our product mix may change in response to market dynamics.

The number of subscribers of our broadband Internet ISP services continued to decline during 2005. The table below sets forth the number of our subscribers on the dates specified. Our access revenues increased in 2005 compared to 2004, primarily due to the growth of our corporate broadband business, which offset declines in our consumer broadband business. We do not expect to see significant growth in our subscriber base in the future.

	Number of Subscribers
Date	2003	2004	2005
31-Mar	103,375	103,283	93,775
30-Jun	100,677	100,740	90,285
30-Sep	99,837	97,414	86,346
31-Dec	102,940	94,520	80,541

Besides directly providing cable modem-based Internet services under GigaMedia’s brand name to end users, we also provide trunk bandwidth and backend systems, which include a customer provisioning system, billing system and network management system, to cable operators that wish to operate their cable modem-based Internet service under their own brand names, or turnkey cable modem services. We receive fees from these cable systems under various revenue sharing arrangements. As of December 31, 2005, we had 10 cable partners under non-exclusive contracts and one cable partner under an exclusive contract to whom we offered turnkey cable modem services.

CORPORATE ACCESS SERVICES. KBT offers and sells dedicated and high-speed Internet access to corporate customers over fiber optical Ethernet MAN infrastructure. KBT offers various speeds of leased-line services, ranging from 1Mbps to 1Gbps, to different kinds of subscribers like ISPs, ICPs, corporations, SMEs and cyber cafés. KBT charges its customers monthly fees for access services and other value-added services depending on the level of bandwidth and type of services provided.

Other Services

As part of our Internet services, we provide various other value-added services including free electronic mail, bulletin boards and photo albums.

Our Broadband Network — Cable and ADSL Network

We began upgrading our island-wide backbone network, which is based primarily on Gigabit Ethernet technologies and covers 20 major districts out of a total 25 districts in Taiwan, from early 2004 and completed the upgrade in early 2005. In addition, we built small regional data centers to host both the cable Internet and ADSL headend equipment in these 20 districts connected by our backbone network. These centers also act as service hubs for:

•	the provision of key community services, including electronic mail, photo albums and personal Web hosting, to subscribers;

•	the management of network performance;

•	the replication of content and applications; and

•	the provision of a cost-efficient infrastructure to cache data.

In connection with the sale of our ADSL business, we have given Webs-TV the right to co-locate their equipment, which is necessary for the ADSL operation, into our network operation centers.

NETWORK OPERATIONS CENTERS. We provide centralized network management through our network operations centers, which represent the nerve center of our whole network. Our centers use advanced proprietary network management tools and systems to monitor the network infrastructure 24 hours a day, 7 days a week, enabling us to effectively address network problems before they adversely affect our subscribers. As per our service agreement with Webs-TV, we will provide the same amount and level of data bandwidth service to Webs-TV’s ADSL subscribers until the end of 2007. The economic scale of our broadband network will not be affected by the sale of our ADSL business until the end of 2007.

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

Private peer-to-peer relationships among ISPs (i.e., private direct cable connections as opposed to public Internet connections) have become the most effective solutions to resolve the problems of packet loss and latency resulting from the significant traffic volume through Internet networks. We have peering arrangements with most of Taiwan’s major networks and ISPs, providing us with what we believe to be the one of the most comprehensive array of Internet connections in Taiwan. According to the Taiwan Network Information Center (“TWNIC”), as of April 2006, we had one of the best aggregate peering bandwidth arrangements among all commercial organizations in Taiwan. Our extensive peering arrangements have enabled us to route most of our traffic over the less congested private peering links. This enhances the efficiency of our network and allows us to provide better, faster access services to our subscribers.

Through our peering arrangements with several Internet service providers and networks, we currently connect to Taiwan’s Internet backbone from our network operations center. We have installed direct Internet connections at each of our regional data centers to minimize backbone traffic flow and to provide Internet connection redundancies. We currently connect to the international Internet through a direct trans-Pacific submarine cable link. As competition in the trans-Pacific submarine cable segment provides better price economics, we are able to significantly increase our bandwidth without incurring additional cost. In 2005, we completed the upgrade of our infrastructure from STM-1 and STM-4 connections to Gigabit Ethernet-based connections to provide faster connections.

Information System

We have established a versatile, scalable, real-time information system that integrates service provisioning, customer management, billing, data gathering and usage tracking functions. With independent multiple processing layers, we are able to respond to increases in user, subscriber or service data by expanding our information system’s capacity on demand.

Sales and Marketing

CONSUMER ACCESS SERVICES. We plan to continue utilizing bundled marketing with our strategic partners to minimize costs. We primarily use the following means to market our services:

•	television, magazine and newspaper advertisements;

•	Web-based banners;

•	Internet newsletters;

•	inserts in cable television guides;

•	participation in computer, technology and telecommunications tradeshows;

•	free trial promotions through waiving monthly access fees for one to two months; and

•	demonstration centers in computer superstores and other locations.

TURNKEY CABLE MODEM SERVICES. For cable operators that are interested in providing or improving upon their cable Internet services, we have formed a team of sales personnel, network engineers, backend software engineers and customer service specialists to provide free consultancy and turnkey solutions. We believe that direct sales contact and site visits to existing cable partners and referrals by our existing cable partners are the most efficient methods of marketing our cable modem services.

CORPORATE ACCESS SERVICES. With an optical Ethernet MAN infrastructure and solution, KBT is able to provide corporate customers, one-megabit increment, on-demand leased-line services. We primarily use a direct sales force to reach our potential customers.

Customer Service

We provide our subscribers with a comprehensive range of customer service, including assistance on cable modem installations, post-installation technical support and prompt responses to billing and service requests.

Our customer service department is divided into two groups: technical support and general customer service. Our customer service department operates a toll-free help desk with extended hours of operation. Our subscribers may also contact us via electronic mail or through accessing our interactive self-service Web site. Our general customer service staff assists subscribers with cable modem questions and problems, as well as basic computer and software configuration questions and billing inquiries. Our technical support group handles technical problems referred by the general customer service staff.

Competition

The Internet access service industry is highly competitive.

We mainly compete with broadband ISPs, which provide basic Internet access to consumer and corporate users generally through the provision of ADSL services using existing telephone networks or cable modem-based services operating over cable television networks. The Internet access service industry in Taiwan is very competitive. The broadband Internet access service industry in Taiwan is dominated by the main fixed-line telecommunication company, Chunghwa Telecom. Chunghwa Telecom’s HiNet broadband service is the current broadband ISP market leader estimated to have approximately 80 percent of the market share in 2005, while we have only managed to capture approximately 2 percent of the market share. The primary basis for competition is price. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers.

We also compete with other broadband technologies, including integrated services digital networks and wireless (and, in particular, WiMax). In the cable modem-based Internet access market, we believe that our close relationships with a large number of cable partners and our exclusive access to a substantial portion of Taiwan’s households and businesses provide us with a competitive advantage. Our competitors in Internet access services include all four fixed-line operators in Taiwan.

We also face competition in corporate ISP services from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, NCIC’s Sparq and Asia Pacific Online and other Internet access service providers in Taiwan.

Some of our major competitors, including Chunghwa Telecom, have certain competitive advantages over us, including financial and marketing resources, established customer relationships, brand awareness, customer access and telecommunications infrastructure.

Regulation

Regulation Relating to Online Gaming

Our software entertainment business includes software development and the provision of application services for Internet gaming. UIM, which operates an online gaming business and also sub-licenses our software products to third parties, is the sole licensee of our entertainment software products and we earn fees from UIM based upon its revenues. Each of these businesses is subject to applicable laws and regulations relating to online gaming and electronic commerce in various jurisdictions.

We are incorporated in Singapore and Singapore law does not prohibit us from providing software products and application services to online gaming companies.

UIM operates exclusively in the Kahnawake territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing satisfaction of strict licensee requirements. All of UIM’s gaming transactions take place in Kahnawake. UIM operates exclusively from computer servers in Kahnawake.

However, the end users of our software products, including the online gaming customers of UIM and its sub-licensees are located around the world and it is, in many cases, uncertain which governments have authority to legislate or regulate different aspects of these industries. Moreover, the Internet gaming industry is still in an early stage of development and the worldwide legal and regulatory environment in which the businesses operate therefore remains highly fluid and subject to change. While most foreign jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to Internet gaming. Issues such as determining the physical location of a gaming event as well as significant differences in the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. The risks and uncertainties in the worldwide legal and regulatory environment make it impossible to assess whether our status or operations as an application service provider to the online gaming industry, or the Internet gaming services provided by UIM, are in compliance with all laws and regulations of the jurisdictions where our entertainment software products are used.

Our Company, UIM and the online gaming industry as a whole may be affected by pending legislation in the U.S. Congress that, if enacted, would prohibit the use of communication facilities and financial transactions in connection with Internet gambling. The current administration adheres to the view that Internet gambling is already prohibited by the Federal Wire Act and other federal laws. In addition, Internet gambling currently constitutes illegal gambling activity in all 50 U.S. states, including those states where other forms of gambling are legal. Because many U.S. citizens continue to participate in Internet gambling despite these prohibitions, Congressional opponents of Internet gambling have unsuccessfully proposed legislation over the past several years with the intent of restricting the means available for participation in this activity. In the current Congress, three bills affecting Internet gambling are under consideration:

•	H.R. 4411, entitled the Unlawful Internet Gambling Enforcement Act of 2006, would prohibit gambling businesses from accepting credit cards or other bank instruments in connection with illegal Internet gambling. In order to enforce that objective, the proposed legislation directs various federal agencies to develop regulations within nine months of enactment that would require financial institutions with electronic payment systems to establish policies and procedures to identify and block restricted transactions. The bill is designed to reduce participation in illegal Internet gambling by restricting the payment methods for such activities and by imposing increased criminal penalties on illegal Internet gambling businesses. H.R. 4411 would also create judicial procedures through which federal agencies could obtain injunctions directing interactive computer services to remove or disable access to online sites that violate the law.

•	H.R. 4777, entitled the Internet Gambling Prohibition Act, would prohibit financial transactions related to Internet gambling in substantially the same manner as H.R. 4411, but it does not direct federal agencies to adopt regulations supporting that mandate. More significantly, H.R. 4777 would also criminalize any gambling business from using a communication facility to transmit bets or wagers, or information assisting in the placing of bets and wagers, to or from the United States. The bill would also expand the scope of the Wires Act by including satellite and microwave transmission in addition to wire and cable transmissions as communication facilities through which gambling information may not be transmitted. However, H.R. 4777 also sets out a number of broad exemptions, the most important of which is that the proposed legislation would not prohibit the transmission of information assisting in the placing of bets or wagers from a state or foreign country where such betting or wagering is permitted into a state or foreign country where such betting or wagering is permitted. Like H.R. 4411, H.R. 4777 would also create judicial procedures through which federal agencies could obtain injunctions directing interactive computer services to remove or disable access to sites identified as participants in illegal Internet gambling.

•	H.R. 5474 was recently introduced to create a commission to study the proper response of the United States to the growth of Internet gambling. No significant action has taken place with regard to this.

We continue to monitor the progress of this legislation through the Congress since the passage of this legislation could potentially impact the revenues of UIM. Although UIM operates outside of U.S. jurisdiction and maintains that it does not purposefully solicit or accept gambling transactions that would violate current U.S. law, a substantial impairment of UIM’s revenues could affect the continued operation of our entertainment software business.

In November 2004, the World Trade Organization (“WTO”) found that the United States was in violation of its commitments under the General Agreement on Trade in Services (“GATS”), by not allowing operators of online gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and, in April 2005, the Appellate Body of the WTO found that the provisions of the Wire Act, Travel Act and Illegal Gambling Business Act are inconsistent with the obligations of the United States under the GATS, but also that the United States had shown that such measures are necessary to protect public morals or maintain public order and therefore fall within an exception to its general obligations. However, the Appellate Body further found that, in the light of existing federal legislation regarding Internet gambling on horseracing, the United States had failed to demonstrate that the Wire Act, Travel Act and Illegal Gambling Business Act are applied equally to both foreign and domestic providers of online gambling services for horseracing and therefore recommended that the United States bring its legislation into conformity with its obligations under the GATS. If the United States or other jurisdictions adopt laws which restrict their citizens from participating in Internet gaming offered outside their jurisdictions, on the grounds of public morals, public order or otherwise, the business of UIM, and our business, could be materially and adversely affected.

It is unclear what steps the U.S. government will take following the decision of the Appellate Body of the WTO and whether the threat of any sanction or fine relating to a failure to implement the recommendation of the Appellate Body would be sufficient to prompt a change in U.S. online gaming policy. A number of states are lobbying/petitioning the federal authorities to ensure they retain the ability to regulate state gaming and that this ability is not affected by the WTO decision.

Finally, substantial uncertainties in the global regulatory environment relating to online gaming expose our Company to a real risk that regulatory authorities in various jurisdictions may determine that our entertainment software business provides online gaming services (rather than only providing software and application services to our licensee) and thus subject our Company to the gaming laws and regulations in such jurisdictions.

Regulations Relating to Online Casual Games in Taiwan

At present, there is no specific law in Taiwan governing online game services, nor are there any specific licensing requirements imposed on Internet content providers in connection with offering online game services. The National Communications Commission (the “NCC”) was established in March 2006. It is anticipated that the NCC will overhaul the regulatory framework in the communications sector and may enact new regulations governing Internet content.

Rating of Internet Content. The Government Information Office, which was the agency in charge of Internet content prior to establishment of the NCC, promulgated the Regulations for the Rating of Internet Content in April 2004, as amended in October 2005. In general, Internet content shall not include any illegal or banned materials. To avoid negative impact on the physical or mental development of children or adolescents, Internet content containing any of the following materials shall be rated as restricted and shall not be viewed by those below the age of 18: (i) excessive depiction of gambling, robbery or other criminal offenses; (ii) excessive depiction of suicide; (iii) depiction involving terror, blood or cruelty which is presented in an matter acceptable to adults; or (iv) depiction of sexual acts or sexual obscenity which does not embarrass or disgust adults in general. If Internet content is in violation of the Regulations for the Rating of Internet Content, competent authorities may order the relevant Internet service providers to restrict access to children or adolescents or remove the offending content and impose an administrative fine on the offenders.

Online Game Contract Template. The Ministry of Economic Affairs, which is the industrial authority in charge of online games, published a model contract template for online game services in February 2006 for reference only. However, under the Consumer Protection Act, the industrial authority can prescribe the terms and conditions that shall be, and shall not be, set forth in a model contract. It is unclear at this stage whether the Ministry of Economic Affairs will require that the template be used as a model contract.

Telecommunications Regulation in Taiwan

The NCC was established in March 2006 to act as the regulator of the telecommunications and broadcasting industry. Prior to the establishment of the NCC, the Ministry of Transportation and Communications and the Directorate General of Telecommunications of Taiwan regulated Taiwan’s telecommunications industry primarily under the Telecommunications Act of Taiwan. The Directorate General of Telecommunications has been merged into the NCC, while the Ministry of Transportation and Communications remains responsible for industrial policy and promotion of the telecommunications industry.

The Telecommunications Act regulates two types of telecommunications companies, Type I operators and Type II operators. Type I operators, such as Chunghwa Telecom, are enterprises that have established their own switching and transmission facilities to provide telecommunications services. These facilities-based services are similar to common carrier services or basic services in the United States. Type II operators, such as Hoshin GigaMedia and KBT, comprise all telecommunications operators other than Type I operators, including companies which generate fees from providing Internet access, online information, electronic mail and electronic commerce services.

Regulation of Type II Operators. Type II operators typically provide telecommunications services to customers by using the telecommunications facilities of Type I operators and are not permitted to engage in the buildup of telecommunications facilities. Type II telecommunications services can be further divided into special Type II telecommunications services and general Type II telecommunications services. A special Type II telecommunications license is required for any Type II operator which provides simple voice resale, Internet telephony, and other international telecommunications services by leasing international circuit(s). A general Type II telecommunications license is required for any Type II operator which provides telecommunications services other than those specified above. Hoshin GigaMedia and KBT each hold a general Type II telecommunication license.

•	License. A Type II license is valid for ten years, and may be renewed six months before its expiration. The license is nontransferable. Hoshin GigaMedia’s license is due to expire in 2008. KBT’s license is due to expire in 2012.

•	Tariff Regulation. Type II operators are required to announce their business regulations with respect to the terms for provision of services, including tariffs for major rates and charges. Any changes to the business regulations must be filed with the NCC before they become effective. Tariff information must include the types of services provided, terms and fee schedules for all service items, rights and obligations of customers, contract termination events and other matters affecting the right and obligations of customers, all to be included in the operator’s business plans.

•	Change in Business. Under Taiwan’s Regulations Governing Type II Telecommunications Operators, any change of type or scope of business must be approved by the NCC. For change of the systems structure stated in the business plan, a report shall be filed with the NCC for recording within one month from the effective date of change of such system structure. In addition, Type II operators must report to the NCC and inform their customers in advance of any plan to suspend or terminate any of their businesses.

•	Technical Standards. Special Type II operators are required to retain qualified senior telecommunications engineers to install and maintain telecommunications equipment. Any telecommunications equipment used by a Type II operator must also satisfy technical standards adopted by the NCC.

Regulation of Type I Operators. Type I operators are more heavily regulated than Type II operators, and the government of Taiwan has broad powers to limit the number of operators and their business scope and markets. Under the Telecommunications Act, Type I operators must satisfy required levels of capital adequacy and, to ensure that they meet their facilities rollout obligations, are subject to pre-licensing merit review of their business plans and tariff rates. In addition, the Telecommunications Act prescribes that any adjustment to the tariff rates of a Type I operator is subject to a price cap set according to the annual increase rate of the consumer price index promulgated by the Directorate General of Budget, Account and Statistics under the Executive Yuan of Taiwan minus adjusted coefficient.

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

Content Liability. If content sent, transmitted or received via the Internet through an operator’s system is found to be obscene, defamatory or in violation of public order or national security, the relevant operator would be liable for the content only if it knew or should have known that the content was obscene, defamatory or in violation of public order or national security. In addition, carriers must provide telecommunications services on a fair and equal basis and may not refuse to receive or transmit telecommunications information unless the content would endanger the national security or offend against the public order of Taiwan.

Cable Regulation in Taiwan

Regulation on Shareholding. In 2000 and 2001 the Cable Radio and Television Act were modified. Under the modified regulations, the original regulations of “a single shareholder cannot own more than 10 percent of the total issued shares of a cable operator,” and “no shareholder and its related parties may collectively own more than 20 percent of a cable operator’s total issued shares” were eliminated. Instead, the shares of a cable operator directly or indirectly held by foreign shareholders cannot exceed 60 percent of all outstanding shares of the cable operator. Furthermore, foreign shareholders who directly hold shares of a cable operator are limited to foreign corporations and the total shares held by them cannot exceed 20 percent of all outstanding shares of the cable operator.

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

The term of an operating license is nine years. The NCC conducts a periodic review of the performance of each licensed cable operator on the basis of its business and operating plans every three years. Following a review, a licensed cable operator may be instructed by the NCC to make requested improvements in its business within a specified period. A failure to timely comply with the instruction could result in revocation of the cable operator’s license.

Market Share Limitations. Under the Cable Radio and Television Act, the number of subscribers of all affiliated cable operators may not exceed one-third of the total number of cable television subscribers in Taiwan. In addition, the number of affiliated cable operators may not exceed one-third of the total number of all cable operators in Taiwan.

Competition. Under the Cable Radio and Television Act, the NCC is authorized to issue additional licenses in a franchised area if it believes that the existing license holders in that area are engaging in anti-competitive or unfair competition practices. In addition, service fees charged by cable operators must be approved by local government authorities on an annual basis.

Open Access Regulation. Under the Regulation Governing Fixed Network Business described above, cable operators must obtain leased-circuit licenses issued by the NCC in order to lease their circuits to companies that provide services through their cable systems. The Directorate General of Telecommunications (which was replaced by the NCC in March 2006) began to accept applications for these licenses from cable operators in June 1999 and most of the cable operators have been granted with leased-circuit licenses to lease out their cable capacities to Type I operators and Type II operators, including Hoshin GigaMedia and KBT. As a condition to holding these licenses, any licensed cable operator that is deemed to be a dominant operator in the fixed network business market (such as in leased-circuit business) may be required by the NCC to allow all parties to provide services, including Internet access services, through their cable systems on substantially similar terms. Any imposition of this requirement from the NCC on the cable partners having exclusive relationships with us will eliminate the benefits associated with our exclusive rights.

C. Organizational Structure

We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired our entertainment software business in April 2004 and our online casual games business in January 2006, we became a diversified provider of entertainment software and application services, online casual games services and broadband Internet access services. In September 2005, we sold our interest in our land-based music distribution business. The organization chart and the table below set forth our business structure and the name, year and country of incorporation for each of our principal subsidiaries and our percentage holding and principal activities as of June 15, 2006:

Entity	Year of Incorporation	Place of Incorporation Operation	Our Percentage Holding	Principal Activities

Held by our Company
Hoshin GigaMedia Center, Inc.	1998	Taiwan	100%	Cable-based Internet access services and FunTown online casual games portal

GigaMedia Finance International Limited	2000	Cayman Islands	100%	Holding company

GigaMedia International Holdings Limited	2004	British Virgin Islands	100%	Holding company

Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company

GigaMedia (Taiwan) Limited	2004	Taiwan	100%	Holding company

Held by Hoshin GigaMedia Center, Inc
Koos Broadband Telecom Co., Ltd.	2001	Taiwan	100%	Broadband Internet access services targeting business clients

Held by GigaMedia International Holdings Limited

GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company

FunTown World Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Limited	2005	British Virgin Islands	100%	Holding company

Held by FunTown World Limited
FunTown Hong Kong Limited	1999	Hong Kong	100%	Online casual games portal

Held by GigaMedia Asia Limited
GigaMedia China Limited	2005	British Virgin Islands	100%	Holding company

Entity	Year of Incorporation	Place of Incorporation Operation	Our Percentage Holding	Principal Activities

Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation (Quebec) Inc.	2005	Canada	100%	Financial and management services

Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Software developer and application service provider

Internet Media Licensing Ltd.	2005	British Virgin Islands	100%	Software developer and application service provider

D. Property, Plant and Equipment

Our principal executive office and operating office are located at 14F, No. 122 Tunhwa North Road, Taipei 10595, Taiwan, where we lease approximately 24,368 square feet of office space. We also lease office and other space, including space for our servers, in various other locations.

We operate our casual games business from FunTown’s office in Taiwan at 8F, No. 22, Lane 407, Sec. 2, Tiding Blvd., Taipei 114, Taiwan, where we lease approximately 28,235 square feet, and FunTown’s Hong Kong office at Suite 1403-1405 Sunbeam Plaza, 1155 Canton Rd. KL, Hong Kong, where we lease approximately 4,831 square feet.

We operate our ISP business from Hoshin GigaMedia’s office at 4F, No.57, Dongxing Road, Taipei 110, Taiwan, where we lease approximately 9,272 square feet, and from KBT’s office at 6F, No. 20, Lane 478, Rueiguang Road, Neihu District, Taipei 114, Taiwan, where we lease approximately 13,092 square feet.

We operate our entertainment software business from CESL’s headquarters at 100 Cambridge Park Drive, Cambridge, MA 02140, U.S.A., where we lease approximately 23,774 square feet, and from the offices of Cambridge Interactive Development Corporation (Quebec) Inc. at 1550 Metcalfe Street, Suite 590, Montreal, Quebec, H3A 1X6, Canada, where we lease approximately 1,000 square feet.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a holding company. We operate three principal businesses through our subsidiaries:

•	Our entertainment software business is operated through our subsidiary, CESL. CESL is a software developer and support services provider. CESL develops software for online entertainment services. As a software developer and support services provider, CESL offers software solutions for online entertainment, which it licenses to UIM under a software license and support service contract.

•	Our online casual games business is operated through our subsidiaries Hoshin GigaMedia and FunTown World Limited.

•	Our Taiwan broadband ISP businesses are operated through our subsidiary, Hoshin GigaMedia, which focuses on consumer users, and Hoshin GigaMedia’s subsidiary, KBT, which focuses on corporate users.

In 2005, we recorded net income of approximately US$6.3 million. Our total operating revenues increased by approximately US$11.3 million, mainly from our entertainment software business which had an increase in operating revenues of approximately US$11.1 million and our ISP business which had a slight increase in operating revenues of US$0.3 million. Our total costs and expenses increased by approximately US$9.5 million.

Prior to April 2004, our main business was to provide broadband Internet access services in Taiwan. Since we did not acquire our entertainment software business until April 2004, our historical financial results prior to fiscal 2004 did not reflect the financial results of our entertainment software business. Also, a full-year consolidation of our entertainment software business would have a much greater impact on our financial results than as presented in this annual report.

Entertainment Software Business. We acquired our entertainment software business in a private transaction on April 1, 2004 with a view to enhancing our diversified entertainment products portfolio. We have consolidated the results of operations of the acquired business as of and for the nine months ended December 31, 2004 and the year ended December 31, 2005. See Note 5 of our consolidated financial statements for additional information. Our entertainment software business generated revenues of approximately US$22.5 million and operating income of approximately US$6.0 million in 2005.

We currently have only one licensee, UIM, whose financial results were incorporated into our 2004 and 2005 consolidated financial statements pursuant to FIN 46(R) although we do not own any equity in UIM. We have a revenue sharing arrangement with UIM and as such, we bear certain economic risks with respect to, and derive certain economic benefits from, its operations. See “— A. Operating Results — Overview — Consolidation of UIM Under FIN 46(R).”

Online entertainment software design houses and application service providers are our primary competitors. However, given the low barriers to entry in the software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of the software and Internet industries. In addition to known current competitors, traditional service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online entertainment services in the future, and thus become our competitors.

Faced with our known competitors, and most likely several new competitors which may be established in the near future, we will continue to improve the principal competitive factors that we believe can create certain barriers to entry, including: brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.

Broadband ISP Business. In 2005, we operated a major broadband ISP and provided broadband Internet access service with multiple delivery technologies in Taiwan targeting both consumer and corporate customers. Our broadband ISP business generated revenues of approximately US$21.7 million and operating income of approximately US$2.1 million in 2005.

Our consumer ISP business is operated through Hoshin GigaMedia and our corporate ISP business is operated through Hoshin GigaMedia’s subsidiary, KBT. Of the total access revenues recorded for 2005, consumer access revenues through Hoshin GigaMedia were approximately US$14.9 million, while corporate access revenues through KBT were approximately US$6.5 million. Our consumer broadband Internet access products consisted of ADSL and cable modem offerings. Our ADSL and cable modem services accounted for approximately 44 percent and 16 percent of our ISP access revenues in 2005, respectively. In May 2006, we sold our ADSL business to Webs-TV. See “— Subsequent Events — Sale of our ADSL Business.” The resulting decrease in monthly ADSL revenues will be partially offset for the transition period from May 16, 2006 to December 31, 2007 by service revenues from Webs-TV.

Following the sale of our ADSL business, our retail ISP business is primarily composed of our cable modem broadband business. We reached an agreement in principle in May 2004 with our cable partners to equally share revenues, thus providing our cable partners with additional economic incentives to promote two-way cable services through their systems.

While access revenues from our corporate ISP business represented only approximately 31 percent of our total access revenues in 2005, they demonstrated a significant growth of 32 percent from US$5.0 million in 2004, compared to a decline of 7 percent in our consumer ISP access revenues from US$16.0 million in 2004. Our corporate ISP services include leased-line, virtual private networks and other value-added services.

Our broadband ISP business continues to operate in a very competitive and challenging environment. Our principal competitor, Chunghwa Telecom is the dominant provider of broadband services in Taiwan and has significantly greater resources than us. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers.

Subsequent Events

We entered into the following transactions after December 31, 2005.

Acquisition of FunTown

On January 2, 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown from TWP Corporation (“TWP”), a subsidiary of Acer, Inc. The total purchase price of approximately US$43 million consisted of cash payments of approximately US$27.2 million and approximately US$15 million zero coupon convertible notes, with a valuation premium on the convertible notes of approximately US$0.7 million as determined by KGI Securities Co. Ltd. The notes are convertible into approximately 4,794,000 shares of our common stock at US$3.1287 per share, with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009. The conversion price is subject to customary anti-dilution adjustments. We have the right to redeem the convertible notes, in whole or in part, within the first twelve months after the issue date, together with the accrued interest at five percent per annum. The convertible notes are secured by our shareholding in Hoshin GigaMedia. The transaction also included an incentive in the form of an additional amount to be paid by us on April 1, 2007, which amount will be determined as follows:

•	If the growth of the pre-tax net income of FunTown in 2006 is 30 percent or more, an additional payment of US$5 million;

•	If the growth of the pre-tax net income of FunTown in 2006 is 25 percent or above but less than 30 percent, an additional payment of US$4.17 million;

•	If the growth of the pre-tax net income of FunTown in 2006 is 20 percent or above but less than 25 percent, an additional payment of US$3.33 million;

•	If the growth of the pre-tax net income of FunTown in 2006 is 15 percent or above but less than 20 percent, an additional payment of US$2.5 million; and

•	If the growth of the pre-tax net income of FunTown in 2006 is less than 15 percent, no additional payment will be made by us.

FunTown is one of the leading casual games platforms in Asia. FunTown generates revenues through access fees and also through the sales of various in-game items. We acquired FunTown in order to enhance our position in the online entertainment market. See Note 25 of our consolidated financial statements for initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition; the pro forma condensed balance sheet gives effect to the acquisition of FunTown as if the acquisition had occurred on December 31, 2005.

Subscription Rights for Purchase of Shares of Wretch

On March 10, 2006, our wholly-owned subsidiary Hoshin GigaMedia entered into a subscription rights agreement with Wretch. Wretch is a leading online “community” offering a wide range of community services including blogs, photo albums and bulletin boards. Pursuant to the subscription rights agreement, Hoshin GigaMedia has the right to acquire up to a 20 percent equity stake in Wretch with a valuation based on a pre-agreed formula if and when Wretch increases its share capital within three years of the date of the subscription rights agreement. We have also entered into a strategic alliance with Wretch for the development of an online entertainment community by combining Wretch’s strengths in blogs, online photo sharing and other community offerings with FunTown’s leading MahJong and other online casual games offerings. In exchange for these rights, Hoshin GigaMedia agreed to provide Wretch with certain free Internet services for three years.

Strategic Investment Agreement with T2CN

On April 27, 2006, we entered into a strategic investment agreement with T2CN, an online casual sports game operator in the PRC, pursuant to which we made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. We also obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections. The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8 percent per annum, and are redeemable starting December 31, 2009. The preferred shares are convertible into common shares of T2CN based on a valuation of 8.65 times the forward net income of T2CN for the 12-month period ending on March 31, 2007, subject to certain adjustments and limitations. Pursuant to this strategic agreement, we and T2CN will together offer FunTown’s existing games to the T2CN user base. We will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by us.

Sale of Our ADSL Business

On May 15, 2006, we entered into an asset purchase and sale agreement and a transition service agreement with Webs-TV to sell our ADSL business and provide certain transition services. Under the agreements, Webs-TV purchased our ADSL business and agreed upon services in an all cash transaction with a total price of approximately US$17.9 million. Approximately US$9.7 million of the price is for the ADSL business and is payable from May 16, 2006 through July 31, 2007. Approximately US$8.2 million represents fees for bandwidth, consulting and other support services to be provided by Hoshin GigaMedia on a transitional basis through December 31, 2007, and is payable from May 16, 2006 through December 31, 2007. The transferred ADSL business includes our ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers, as well as the right to use our ADSL brand for five years.

Certain Significant Events Affecting Our Results of Operations for 2003, 2004, 2005

Change in Reporting Currency and Basis of Presentation

Our consolidated financial statements have historically been reported in New Taiwan dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency because operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our entertainment software business. Comparative financial information has been recast as if the U.S. dollar had been our reporting currency for the periods ended and as of December 31, 2003, 2004 and 2005, and financial information has been translated into U.S. dollars for all periods presented. See Item 3 — “Key Information — Exchange Rates.” As a result, the financial information for the year ended and as of December 2003 presented in this annual report are different from that presented in our annual reports for 2002 and 2003.

Discontinued Operations

On September 29, 2005, we sold our land-based music distribution business to Nextbase International Limited. The music distribution business has been accounted for as a discontinued operation under U.S. GAAP and, therefore, the results of operations for all periods presented have been restated to reflect the result of the music distribution business as a discontinued operation.

See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policy” of our consolidated financial statements for further information.

Summary select financial information for discontinued operations is as follows:

	2003	2004	2005
	(in US$ thousands)
Revenues	$75,839	$66,975	$37,907

Income (loss) before tax and minority interest income	$(7,405)	$752	$(1,861)

Income tax (benefit)/expenses	$3	$5	$(1)

Minority interest income (loss)	$(3,112)	$318	$(796)

Income (loss) from discontinued operations	$(4,296)	$429	$(154)

Consolidation of UIM Under FIN 46(R)

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46”), which clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both.

The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. In April of 2004, we entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s entertainment software operations. The contract allows us to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. The percentage of gross receipts varies depending upon the software and support services selected by UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we are a primary beneficiary of a software licensee, UIM. As a result of this determination, we incorporated the results of UIM into our consolidated financial statements as of and for nine months ended December 31, 2004, and as of and for the year ended December 31, 2005, even though we do not own any of UIM’s equity. UIM’s net assets as of December 31, 2004 and 2005 were approximately US$0.4 million and US$0.6 million, respectively, and the consolidation of UIM resulted in an increase in our assets and liabilities of approximately US$1.6 million and US$1.2 million in 2004, respectively, and US$3.6 million and US$3.1 million in 2005, respectively. Because we have no equity ownership interest in UIM, the consolidation had no impact on our net income.

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

Acquisitions

During 2004, we acquired Grand Virtual, Inc. and certain of its affiliates in a private transaction from the founding shareholders of GV Enterprise Voting Trust, through our wholly-owned subsidiary, CESL, for an all-cash consideration of US$32.5 million.

On December 19, 2005, we entered into a definitive agreement with TWP to acquire FunTown. In January 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown for a total consideration of approximately US$43 million, which included cash payments of approximately US$27.2 million and zero coupon convertible notes in the aggregate principal amount of approximately US$15 million with a valuation premium on the convertible notes of approximately US$0.7 million as determined by KGI Securities Co. Ltd.

In the absence of a quoted market price for these businesses, the acquisition prices of these businesses were determined based on management’s estimates for the fair value of the acquired net assets, including goodwill and amortizable intangibles. We determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. These estimates were arrived at with the assistance of independent valuation consultants utilizing recognized valuation techniques. Any excess of cost over the net of the amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill. The actual fair value of such acquired net assets may differ significantly from management’s estimates.

Revenue Recognition

We recorded revenues from our entertainment software business from licensing our software and providing support services. These revenues are recognized monthly as a fixed percentage of our licensee’s gross receipts. The results of UIM, our licensee, have been incorporated into our 2004 and 2005 consolidated financial statements. Software licensing and support services revenues we received from UIM have been eliminated in consolidation. UIM generates revenues by providing and promoting online games of skill and chance. Revenues are recognized upon receipt. End-user account balances are recognized as current liabilities and are accrued for in full. The charge in aggregate end-user account balances is recognized monthly as a reduction to receipts, as are end-user disbursements.

We recorded Internet access revenues from cable modem Internet access services and from our ADSL business, which we sold in May 2006. Such revenues are recognized for the period in which the service is performed, if no significant company obligations remain and collection of the receivables is reasonably assured. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as other current liabilities on the balance sheet and amortize such revenues over the subscription period. Other revenues, which consist of subscription revenues and the sale of cable modem and other related products generated from our broadband ISP, are recognized when services are provided or products are delivered.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s evaluation of collectibility of notes receivable, accounts receivable and other receivables. The actual value of such notes and accounts may differ significantly from management’s estimates.

Classification of Marketable Securities

Our investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year or securities that management intends to sell within one year. Securities classified as non-current represent securities that have maturity of more than one year or securities that management does not intend to sell within one year. These investments principally consist of debt securities and equity securities of public and privately held companies and investment funds, and are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Unrealized losses that are considered other-than-temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are also included in the current year’s operations.

We had approximately US$34.3 million and US$20.4 million of investments classified as current marketable securities as of December 31, 2004 and 2005, respectively. As of December 31, 2004 and 2005, the balances of unrealized gains from these securities were approximately US$0.6 million and US$0.3 million, respectively. See Note 10 of our consolidated financial statements for 2005 for additional information.

As of December 31, 2004, we had an investment of approximately US$2.9 million in Gamania Digital Entertainment Co., Ltd. (“Gamania”). Our investment represented 4,905,000 shares or approximately 3 percent ownership in Gamania. We have no ability to exercise significant influence over Gamania’s operating and financial policies. The market price of Gamania’s shares has been below our carrying cost for an extended period of time; therefore, we recorded an other-than-temporary loss of US$1.8 million on December 31, 2004. As of December 31, 2005, our investment in Gamania shares was classified as marketable securities–current, as a result of our agreement with JSDWAY Digital Technology Co., Ltd (“JSDWAY”) regarding the purchase and sale of Gamania shares. Pursuant to the agreement, we granted JSDWAY an option to buy, at NT$18.70 per share, a total of 4,905,000 common shares of Gamania owned by us, and JSDWAY granted us an option to sell to JSDWAY, at NT$18.70 per share, the Gamania shares owned by us. JSDWAY also provided a deposit as a guarantee for fulfillment of its payment obligations under the aforementioned agreement. Due to this arrangement with JSDWAY, the Gamania securities have been classified as marketable securities–current and marked-to-market at NT$18.70 per share. See Note 22 of our consolidated financial statements for 2005 for additional information.

Impairment of Long-Lived Assets

Fixed assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2005, we did not record any asset impairment charges.

Impairment of Intangible Assets

We have significant amortizable intangible assets arising from the acquisition of CESL. The amortizable intangible assets are amortized on a straight-line basis over estimated useful lives ranging from two to ten years. As of December 31, 2005, the balance of amortizable intangible assets was US$2.7 million. In determining the useful lives and recoverability of the intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets, which may not represent the true fair value of such assets. If these estimates or their related assumptions change in the future, there may be a significant impact on our results of operations in the period of the change incurred. Based on our impairment test performed in 2005, we did not record any intangible assets impairment loss for 2005. However, as the value of intangible assets and its impairment are determined based on a number of assumptions and management’s estimates, a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurred.

Impairment of Goodwill

Goodwill represents the adjusted amount of the cost of acquisitions in excess of the fair value of net assets acquired in purchase transactions. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“FAS 142”). Under the provisions of FAS 142, goodwill is no longer subject to amortization and the potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated at least annually using the specific guidance provided by FAS 142. We periodically evaluate the carrying amount of goodwill to determine whether adjustments to these amounts are required based on current events and circumstances. We perform an analysis of the recoverability of goodwill using a cash flow approach consistent with the analysis of the impairment of long-lived assets. We performed an impairment test of our goodwill as of December 31, 2005 and recorded no goodwill impairment loss for 2005. However, as the value of goodwill and its impairment are determined based on a number of assumptions and management’s estimates, a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect in different jurisdictions in which we operate when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are subject to valuation allowances based upon the management’s estimate of realizability. Due to the slow market growth and strong competition we face in our broadband ISP business, we have made a full allowance for all of the aggregate net deferred tax assets as of December 31, 2005. Actual results may differ significantly from management’s estimate.

Discussions of Results of Operations

Factors Affecting Our Performance

We believe that the following are the principal factors affecting our results of operations:

Acquisitions and dispositions. We have made several significant acquisitions and dispositions of businesses during the past several years, and may enter into additional acquisition and disposition transactions in the future. Past acquisitions and dispositions have had a significant impact on our results of operations over the past several years, and if we engage in such transactions in the future, the nature, amounts and timing of our revenues, expenses and cash flows and the nature and amounts our assets and liabilities are likely to be materially affected.

Development of online gaming and online casual games industry. The online gaming and online casual games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:

•	the development and regulation of these industries generally;

•	our adaptation to technological change;

•	changing consumer preferences;

•	legal development affecting these industries, in particular the online gaming industry; and

•	general economic conditions in the markets where we or our licensees operate.

Competition. All of our businesses are in industries that are extremely competitive. Our online gaming and online casual games business are characterized by rapid technological change and we face significant and intense competition from online entertainment software design houses, application service providers and casual games operators. Our broadband ISP business has experienced a reduction in the number of new consumer subscribers and total consumer subscribers due to intense competition in the broadband ISP industry in Taiwan. The primary basis of competition in the Internet access business industry is price. Due to this intense competition, there may be a limited market opportunity for our broadband access services.

For each of our businesses, we cannot assure you that we will be successful in adapting to technological developments and achieving widespread acceptance of our services before our competitors offer services similar to our current or prospective offerings. As a consequence, we may lose our existing customers and not expand our client base, which would have a material adverse effect on our revenues and financial condition.

The table below presents, for the periods indicated, information regarding certain revenues and expense items for our consolidated operations:

Particulars	For the year ended December 31,
	2003		2004		2005
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Software licensing and online entertainment revenues	—		11,434	34.8	22,511	50.9
Internet access revenues	18,829	96.5	20,960	63.8	21,408	48.4
Other revenues	684	3.5	450	1.4	268	0.6
Total	19,513	100.0	32,844	100.0	44,187	100.0

COSTS AND EXPENSES
Operating costs	16,115	82.6	16,109	49.0	17,383	39.3
Product development and engineering expenses	1,211	6.2	2,513	7.7	3,562	8.1
Selling and marketing expenses	2,432	12.5	6,310	19.2	10,777	24.4
General and administrative expenses	5,162	26.5	5,657	17.2	7,892	17.9
Bad debt expense	128	0.7	(220)	0.7	207	0.5
Impairment loss on property, plant and equipment	1,557	8.0	—		—
Total	26,605	136.3	30,369	92.5	39,821	90.1

Income (loss) from operations	(7,092)	36.3	2,475	7.5	4,366	9.9

NON-OPERATING INCOME (EXPENSES)	(2,583)	13.2	(1,143)	3.5	2,710	6.1
INCOME TAX BENEFIT (EXPENSE)	(139)	0.7	84	0.3	(436)	1.0
INCOME (LOSS) FROM CONTINUING OPERATIONS	(9,799)	50.2	1,253	3.8	6,490	14.7
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(4,296)	22.0	429	1.3	(154)	0.3
NET INCOME	(14,095)	72.2	1,682	5.1	6,336	14.3

The key items included in our income statement are:

OPERATING REVENUES. Our operating revenues consist of revenues from the entertainment software business and the broadband ISP business. Going forward, it will include revenues from our online casual games business. Revenues from the entertainment software business include revenues of UIM, our licensee, from providing and promoting online games of skill and chance. See “— Consolidation of UIM Under FIN 46(R).” Software licensing and support services revenues received by our subsidiary, CESL, from UIM have been eliminated in consolidation. Revenues from the broadband ISP business consist of Internet access revenues, subscription revenues and proceeds from sales of cable modems and other related products.

COSTS AND EXPENSES. Costs and expenses include operating costs, product development and engineering expenses, selling and marketing expenses, general and administrative expenses, bad debt expenses, and impairment loss on property, plant and equipment.

NON-OPERATING INCOME (EXPENSES). Non-operating income and expenses consist of interest income and expenses, gain or loss on sales of marketable securities, other-than-temporary impairment of marketable securities, foreign exchange gain or loss and gain or loss on disposal of property, plant and equipment.

INCOME FROM DISCONTINUED OPERATIONS. In September 2005, we completed the sale of our land-based music distribution business. Results for the music distribution operations are reported as discontinued operations in each of the periods presented.

INCOME TAX BENEFITS (LOSSES). Taxes include income tax in various jurisdictions in which our subsidiaries operate and deferred tax assets or liabilities that arise due to the timing differences between book profits and taxable profits that originate in one period and are capable of reversal in one or more subsequent periods. Taxes are measured using the tax rates and laws that have been enacted or subsequently enacted as of the date of the financial statements.

The financial information in relation to our business segments is provided net of inter-segment transactions.

For the Years Ended December 31, 2004 and 2005

Consolidated Results Of Operations

OPERATING REVENUES. Total operating revenues for 2005 grew by approximately 35 percent to approximately US$44.2 million from approximately US$32.8 million in 2004. The increase was primarily a result of strong revenue growth from the entertainment software business, which contributed approximately US$22.5 million, or 51 percent, of our total revenues in 2005 compared to approximately US$11.5 million in 2004 (which only included nine months of results from this segment), or 35 percent of our total revenues in 2004, and a slight increase in revenues from our broadband ISP business to approximately US$21.7 million in 2005, which in total contributed approximately 49 percent of our total revenues in 2005, compared to approximately US$21.4 million in 2004.

COSTS AND EXPENSES. Costs and expenses increased by approximately 31 percent to approximately US$39.8 million in 2005 from approximately US$30.4 million in 2004. The increase in total costs and expenses was mainly due to a 91 percent increase in costs and expenses related to our entertainment software business, which was attributable to the inclusion of full twelve-month results in 2005 versus nine-month results in 2004 and reflected increased selling and marketing expenses and operating costs as a result of our increased level of business volume.

OPERATING INCOME. Operating income for 2005 increased by approximately 76 percent to approximately US$4.4 million from approximately US$2.5 million for 2004. The increase was primarily due to strong revenue growth from, and an increase in operating margin in, our entertainment software business.

NON-OPERATING INCOME (EXPENSES). We had non-operating income in 2005 of approximately US$2.7 million compared to non-operating expenses of approximately US$1.1 million in 2004. This was principally due to a foreign exchange gain of approximately US$0.2 million in 2005 compared to a foreign exchange loss of approximately US$0.8 million in 2004, as well as an increase of approximately US$1.1 million in other non-operating revenues which included a gain of approximately US$0.6 million on the sale of our Internet content business gigigaga.com.tw and a reversal of US$0.5 million on the provision of a class action lawsuit. See Note 23 of our consolidated financial statements for 2005 for additional information. In addition, we had no other-than-temporary impairment loss in 2005, compared with an other-than-temporary impairment loss of approximately US$1.8 million for our investment in Gamania in 2004.

INCOME FROM DISCONTINUED OPERATIONS. In September 2005, we completed the sale of our land-based music distribution business. The transaction price, net of transaction costs, was US$5.02 million. The cash proceeds, net of transaction costs and cash transferred, was US$3.25 million. Results for the music distribution operations are reported as discontinued operations in each of the periods presented. In 2005, we recorded an operating loss of approximately US$1.1 million and a gain on the sale of the business of approximately US$0.9 million.

NET INCOME. Net income for 2005 increased by approximately 277 percent to approximately US$6.3 million from approximately US$1.7 million in 2004.

Business Segment Results

Entertainment Software Business

We acquired our entertainment software business in April 2004 and incorporated it into our consolidated financial statements as of and for the nine months ended December 31, 2004 and for the year ended December 31, 2005. As a result, total revenues, operating income, and net income figures for 2004 and 2005 periods may not be comparable. See Note 5 of our consolidated financial statements for a summary of unaudited pro-forma results of operations for the years ended December 31, 2003 and December 31, 2004 as if the acquisition of our entertainment software business had occurred on January 1, 2003 and 2004.

OPERATING REVENUES. Total operating revenues in 2005 increased by 97 percent to approximately US$22.5 million from US$11.5 million in 2004. Such increase was attributable to the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004, strong growth in our poker software business, and growth in our traditional online gaming software business in 2005. Revenues from our poker software business grew from approximately US$0.2 million in 2004 to US$4.1 million in 2005 and accounted for 18 percent of our revenues in 2005 compared to 2 percent in 2004. Revenues from our traditional online gaming software business increased in 2005 to approximately US$18.4 million from US$11.2 million in 2004, which was attributable to combinations of targeted promotions (bonuses) and a game of the month campaign. These initiatives increased player acquisition and retention rates.

COSTS AND EXPENSES. Total costs and expenses increased by 91 percent to approximately US$16.6 million in 2005 from US$8.7 million in 2004. Such increase was attributable to the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004, and operating costs and selling and marketing expenses increasing as a result of our revenue growth in 2005.

Operating costs. Operating costs increased by 109 percent to approximately US$3.3 million in 2005 from US$1.6 million in 2004. The increase was due to the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004, and a higher level of business volume in 2005.

Product development and engineering expenses. Product development and engineering expenses increased by approximately 79 percent to approximately US$2.5 million in 2005 from approximately US$1.4 million in 2004 due to the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004, as well as our ongoing efforts to develop and improve our products.

Selling and marketing expenses. Selling and marketing expenses increased by approximately 134 percent to approximately US$8.0 million in 2005 from approximately US$3.4 million in 2004, primarily due to the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004, and an increase in commissions to partners due to growth in revenue and competitive pressure within the industry.

General and administrative expenses. General and administrative expenses increased by 19 percent to approximately US$2.7 million in 2005 from approximately US$2.2 million in 2004 due to the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004.

OPERATING INCOME. Operating income in 2005 increased 115 percent to approximately US$6.0 million from US$2.8 million in 2004. The increase was primarily due the inclusion of full twelve-month results of our entertainment software business in 2005 versus nine-month results in 2004, and strong revenue growth from the launch of new games which led to an increase in operating margin from 24 percent to 26 percent. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.

Broadband ISP Business

OPERATING REVENUES. Total operating revenues increased by 1 percent to approximately US$21.7 million in 2005 from approximately US$21.4 million in 2004. Such increase was attributable to an increase in total access revenues, which contributed more than 99 percent of total revenues from our broadband ISP business.

Access Revenues. Access revenues increased by 2 percent to approximately US$21.4 million in 2005 from approximately US$21.0 million in 2004, mainly as a result of the significant growth of our corporate broadband ISP business. Of the total access revenues recorded for 2005, consumer access revenues through Hoshin GigaMedia were approximately US$14.9 million, while corporate access revenues through KBT were approximately US$6.5 million. While revenues from our corporate ISP business represented only 31 percent of our total access revenues in 2005, they demonstrated a growth of 32 percent to approximately US$6.5 million in 2005 from approximately US$5.0 million in 2004, compared to a decline of 7 percent to approximately US$14.9 million in 2005 in our consumer ISP business from approximately US$16.0 million in 2004.

The number of our consumer broadband subscribers decreased from 94,520 as of December 31, 2004 to 80,541 as of December 31, 2005, of which 16,534 were two-way cable modem subscribers and 62,937 were ADSL subscribers. In the fourth quarter of 2005, the average blended access revenues per broadband subscriber per month (ARPU) for access services was approximately US$11.36, as compared to approximately US$12.40 for the fourth quarter of 2004. ARPU for two-way cable modem and ADSL services was approximately US$16.30 and US$10.50, respectively, during the fourth quarter of 2005, as compared to approximately US$16.50 and US$11.80, respectively, for the same services during the fourth quarter of 2004.

COSTS AND EXPENSES. Total costs and expenses decreased by 4 percent from approximately US$20.4 million in 2004 to approximately US$19.6 million in 2005, mainly as a result of declines in general and administrative expenses, operating costs and in selling and marketing expenses.

Operating costs. Operating costs decreased by 3 percent from approximately US$14.5 million for 2004 to approximately US$14.1 million for 2005 due to decrease in depreciation and amortization, and customer service costs, partially offset by increase in bandwidth costs.

Product development and engineering expenses. Product development and engineering expenses decreased by approximately 6 percent from approximately US$1.1 million in 2004 to approximately US$1.0 million in 2005 as a result of our continued effort to de-emphasize this aspect of our operations.

Selling and marketing expenses. Selling and marketing expenses decreased by approximately 5 percent from approximately US$2.9 million in 2004 to approximately US$2.7 million in 2005, primarily due to a moderate decline in our advertising expenses.

General and administrative expenses. General and administrative expenses decreased by 30 percent from approximately US$2.2 million in 2004 to approximately US$1.5 million in 2005 due to centralizing of certain back-office functions at the headquarters.

OPERATING INCOME. Operating income increased by 121 percent from approximately US$1.0 million for 2004 to approximately US$2.1 million for 2005. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.

For the Years Ended December 31, 2003 and 2004

Consolidated Results of Operations

Consolidated results for 2003 and 2004 have been restated to reflect the results of our music distribution business as discontinued operations, since we sold this business in September 2005. Certain prior year amounts have been reclassified to conform to the current-year presentation.

OPERATING REVENUES. Total operating revenues for 2004 grew 68 percent to approximately US$32.8 million from approximately US$19.5 million in 2003, primarily due to the acquisition of our entertainment software business in April 2004 which contributed approximately US$11.5 million, or 35 percent of our total revenues in 2004. The broadband ISP business contributed approximately US$21.4 million, or 65 percent of our revenues in 2004.

COSTS AND EXPENSES. Costs and expenses increased by 14 percent to approximately US$30.4 million in 2004 from approximately US$26.6 million in 2003 as a result of the acquisition of our entertainment software business in April 2004, which was partially offset by the decrease in costs and expenses of the broadband ISP business. Our costs and expenses in 2004 primarily consisted of operating costs of approximately US$16.1 million, product development and engineering expenses of approximately US$2.5 million, selling and marketing expenses of approximately US$6.3 million, and general and administrative expenses of approximately US$5.7 million.

OPERATING INCOME. Operating income for 2004 was approximately US$2.5 million, compared to an operating loss of approximately US$7.1 million in 2003.

NON-OPERATING EXPENSES. In 2004, non-operating expenses decreased by 56 percent to approximately US$1.1 million from approximately US$2.6 million for 2003. This was principally due to a significant increase in gain on sale of marketable securities of approximately US$1.2 million in 2004 from approximately US$0.5 million in 2003, an increase in other non-operating income to approximately US$0.1 million in 2004 compared to other non-operating expenses of US$0.6 million in 2003, and recognition of a small loss on disposal of property, plant and equipment of approximately US$44,000 in 2004, compared to a loss on disposal of property, plant, and equipment of approximately US$0.5 million in 2003. In 2004, we recorded an other-than-temporary impairment loss of approximately US$1.8 million for our investment in Gamania, compared with an other-than-temporary impairment loss recorded in 2003 of approximately US$1.7 million related to our write-off of our investment in Rock Internet Corporation.

INCOME FROM DISCONTINUED OPERATIONS. In 2004, income from discontinued operations was US$0.4 million compared to loss of US$4.3 million in 2003 due to the fact that we reduced operating costs and expenses and improved our management information systems which reduced inventory costs.

NET INCOME. We had net income in 2004 of approximately US$1.7 million compared to a net loss of approximately US$14.1 million in 2003.

Business Segment Results

Entertainment Software Business

We acquired our entertainment software business in April 2004 and incorporated results of the business into our consolidated financial statements as of and for the nine months ended December 31, 2004. As this business was acquired during 2004, year-over-year comparisons of this business segment are not available. See Note 5 of our consolidated financial statements for a summary of unaudited pro-forma results of operations for the years ended December 31, 2003 and December 31, 2004 as if the acquisition of our entertainment software business had occurred on January 1, 2003 and 2004.

Broadband ISP Business

OPERATING REVENUES. Total operating revenues increased by 10 percent to approximately US$21.4 million in 2004 from approximately US$19.5 million in 2003. Such increase was attributable to an increase in total access revenues, which contributed more than 98 percent of total revenues.

Access Revenues. Access revenues increased by 11 percent to approximately US$21.0 million in 2004 from approximately US$18.8 million in 2003, mainly as a result of the significant growth of our corporate broadband ISP business. Of the total access revenues recorded for 2004, consumer access revenues through Hoshin GigaMedia were approximately US$16.0 million, while corporate access revenues through KBT were approximately US$5.0 million. While revenues from our corporate ISP business represented only 24 percent of our total access revenues in 2004, they demonstrated a growth of 34 percent to approximately US$5.0 million in 2004 from approximately US$3.7 million in 2003, compared to a moderate growth of 6 percent to approximately US$16.0 million in 2004 in our consumer ISP business from approximately US$15.1 million in 2003.

The number of our consumer broadband subscribers decreased from 102,940 as of December 31, 2003 to 94,520 as of December 31, 2004, of which 18,608 were two-way cable modem subscribers and 73,800 were ADSL subscribers. In the fourth quarter of 2004, the average blended ARPU for access services was approximately US$12.40, as compared to approximately US$12.60 for the fourth quarter of 2003. ARPU for two-way cable modem and ADSL services was approximately US$16.50 and US$11.80, respectively, during the fourth quarter of 2004, as compared to approximately US$17.30 and US$12.00, respectively, for the same services during the fourth quarter of 2003.

COSTS AND EXPENSES. Total costs and expenses decreased by 18 percent from approximately US$25.0 million in 2003 to approximately US$20.4 million in 2004, mainly as a result of the significant decline in general and administrative expenses and operating costs, offsetting the increase in selling and marketing expenses.

Operating costs. Operating costs decreased by 10 percent from approximately US$16.1 million for 2003 to approximately US$14.5 million for 2004 due to decreases in the price of leasing bandwidth and circuits.

Product development and engineering expenses. Product development and engineering expenses decreased by approximately 9 percent from approximately US$1.2 million in 2003 to approximately US$1.1 million in 2004 as a result of our continued effort to de-emphasize this aspect of our operations.

Selling and marketing expenses. Selling and marketing expenses increased by approximately 18 percent from approximately US$2.4 million in 2003 to approximately US$2.9 million in 2004, primarily due to reclassification of certain general and administrative expenses as selling and marketing expenses and hiring of additional sales staff in the corporate ISP business, which was partially offset by a reduction in marketing expenses and related activities.

General and administrative expenses. General and administrative expenses decreased by 38 percent from approximately US$3.6 million in 2003 to approximately US$2.2 million in 2004 due to reclassification of certain general and administrative expenses as selling and marketing expenses.

OPERATING INCOME. We had operating income of approximately US$1.0 million in 2004, compared to an operating loss of approximately US$5.5 million in 2003. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.

Seasonality

Due to the predominant indoor nature of online entertainment, there is a seasonality pattern observed on user traffic and patronage for our online gaming and online casual games businesses. Summer is typically a slower season, while winter is generally a higher season for online entertainment activities. MahJong and Chinese poker games are traditionally played during Chinese New Year, and we typically experience high player traffic during this period of time. We generally observe high traffic during all major Chinese holidays. As a result, seasonality affects the revenues of our entertainment software business and our online casual games business.

Inflation

Inflation has not had a material affect on our results of operation for 2003, 2004 and 2005 as the countries in which we operate or earn significant revenues did not experience any material inflationary trends.

B. Liquidity and Capital Resources

Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our investments and other assets and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;
•	the rate of which we expand our operations and employee base;
•	the timing of entry into new markets and new services offered;
•	changes in revenues and cost splits with our business partners;
•	the rate at which we invest in improving our products and upgrading and maintaining our network and future technologies; and
•	the rate at which we grow and monetize our customer bases.

As a result of our operating, investing and financing activities during 2005, the amount of our cash and cash equivalents as of December 31, 2005 increased to approximately US$41.7 million compared to US$13.2 million as of December 31, 2004. Such increase was primarily attributable to our operating cash flow of US$11.4 million, investing cash flow of US$17.2 million, which includes cash proceeds from the sale of our music distribution business of US$3.3 million, net of transaction costs and cash transferred. In 2006, our cash used in the purchase of FunTown amounted to US$27.2 million and our sale of our ADSL business totaled US$9.7 million, of which approximately US$4.5 million is expected to be received in 2006 and approximately US$5.2 million in 2007. We issued approximately US$15 million zero coupon convertible notes in January 2006, which may be redeemed by us within 12 months of the issuance. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash or equity. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing lease arrangements, and other requirements through 2006.

OPERATING ACTIVITIES. In 2005, our net cash provided by operating activities amounted to US$11.4 million. This was primarily from income from operations of US$6.3 million plus non-cash depreciation and amortization of US$6.4 million.

INVESTING ACTIVITIES. Our net cash from investing activities in 2005 was US$17.2 million. This was primarily generated from the sale of marketable securities of US$37.0 million, which was offset by the purchase of other marketable securities of US$20.2 million.

FINANCING ACTIVITIES. Our net cash provided by financing activities in 2005 was US$247,000.

OTHER. Set forth below are the aggregate amounts, as of December 31, 2005, of our future cash payment obligations under our existing contractual obligations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$2.1 million, US$3.4 million and US$4.0 million for 2003, 2004 and 2005, respectively. Capital expenditures during 2005 were primarily for the replacement and upgrades of network-related hardware in our consumer and corporate broadband businesses and capitalization of software development for our entertainment software business. For 2005, the capital expenditure for our music distribution business was approximately US$0.5 million. Our capital expenditure plans for 2006 will continue to focus primarily on software development for our entertainment software business and for our online casual games business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends From Our Subsidiaries in Taiwan

Under existing laws of Taiwan, dividends, whether in cash or shares of common stock, declared by our subsidiaries incorporated under Taiwan law, including Hoshin GigaMedia, out of retained earnings and distributed to us are subject to Taiwan withholding tax, currently at the rate of 20 percent for non-Taiwan investors holding a foreign investment approval granted by Taiwan’s Ministry of Economic Affairs, such as us, on the amount of any cash dividends or on the par value of any share dividends.

Foreign Currency Exchange

Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our entertainment software business. Our financial results may be impacted by fluctuations of exchange rates between the NT dollar and the U.S. dollar, exposing us to foreign currency exchange risks. Because expenses denominated in foreign currencies historically have not been material, we have not sought to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We recognized a foreign exchange loss of approximately US$0.8 million for 2004 and a gain of approximately US$0.2 million for 2005.

Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (“FAS 123 (R)”). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Commission has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the Commission’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We adopted this new standard on January 1, 2006, using the modified prospective method and the Black-Scholes valuation model. Because we had not recorded any compensation cost in our statement of operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. Our adoption of FAS 123(R) may have a material impact on our net income and net income per share.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections,” (“FAS 154”), a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FAS No. 3. FAS 154 changes the requirement for the accounting for and reporting of a change in accounting principles. FAS 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of FAS 154 will be effective for accounting changes made in fiscal years beginning after December 15, 2005. It is not expected that FAS 154 will have a material effect on our consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143, ‘Accounting for Asset Retirement Obligations,’” (“FIN 47”). FIN 47 generally applies to long-lived assets and requires a liability to be recognized for a conditional asset retirement obligation if the fair value of that liability can be reasonably estimated. A conditional asset retirement obligation is defined as a legal obligation to perform an activity associated with an asset retirement in which the timing and/or method of settlement are conditional on a future event that may or may not occur or be within the control of the company. A liability should be recognized when incurred (based on its fair value at that date), which generally would be upon the acquisition or construction of the related asset. Upon recognition, the offset to the liability would be capitalized as part of the cost of the asset and depreciated over the estimated useful life of that asset. FIN 47 is effective no later than December 31, 2005. We adopted FIN 47 in the fourth quarter of 2005 without material effect on our financial position or results of operations.

In September 2005, the Emerging Issues Task Force (“EITF”) ratified EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” (“EITF 04-13”). This issue addresses the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction and whether there are circumstances under which such non-monetary exchanges should be accounted for at fair value. The adoption of EITF 04-13 is effective for new or modified agreements for fiscal periods beginning after March 15, 2006. It is not expected that EITF 04-13 will have a material effect on our consolidated financial statements.

In November 2005, FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other-than-temporary and recognizing impairment losses equal to the difference between the investment’s cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. We do not anticipate the amendment will have a material effect on our consolidated financial statements.

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” (“FAS 155”). FAS No. 155 amends Financial Accounting Standards Board Statements Nos. 133 and 140. The statement applies to certain hybrid financial instruments, which are instruments that contain embedded derivatives. The new standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. This new standard also permits an election for fair value re-measurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under Financial Accounting Standards Board Statement No. 133. The fair value election can be applied on an instrument-by-instrument basis to existing instruments at the date of adoption and can be applied to new instruments on a prospective basis. It is not expected that FAS 155 will have a material effect on our consolidated financial statements.

Taxation

At December 31, 2005, we had net operating loss carryforwards for tax purposes of approximately US$38 million, arising from our broadband ISP operations in Taiwan. These operating loss carryforwards will expire at various times from December 2006 through December 2009. At December 31, 2005, we had a deferred tax asset of US$10.4 million, relating principally to our net operating loss. Our ability to realize the value of our deferred tax asset depends on our future earnings, if any, the timing and amount of which are uncertain. We have made a full allowance for all of the aggregate net deferred tax assets as a result of those uncertainties. The current corporate income tax rate in Taiwan is 25 percent. Any future taxable income derived from Taiwan-based operations exceeding these operating loss carryforwards will be subject to Taiwan income tax.

As per the R.O.C. income tax laws, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10 percent retained earnings tax. This rule applies primarily to our broadband ISP business and our online casual games portal whose principal operating entities are incorporated under Taiwan law.

The majority of our entertainment software business is located outside the United States, with the exception of CIDC, an entity registered in Delaware, which is subject to U.S. federal income tax, state tax and local tax. Current U.S. federal income tax rate and state and local tax rates are 34 percent and 6.3 percent, respectively. Our operations in the United States did not, and are not expected to, have a significant tax impact on the Company’s consolidated financial statements.

C. Research, Development and Intellectual Property

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our entertainment software business and our online casual games portal. We do not believe our expenditure for research and development for 2005 and 2004 was material.

D. Trend Information

Please see Item 3 — “D. Risk Factors,” Item 4 — “Information on the Company” and “ — A. Operating Results — Overview” for a discussion of the most recent trends in our operation costs and revenues since the end of 2005. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

	Payment Due by Period (in US$ thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease	3,162	1,823	1,295	44	0
Total contractual cash obligations	3,162	1,823	1,295	44	0
Long-term debt obligations	0	0	0	0	0
Other Liabilities — Accrued pension liabilities	0	0	0	0	819

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of June 15, 2006:

Name	Age	Position	Year Appointed to Current Position
WU, Daniel Chuen-Tai	58	Chairman of the Board	2003

BAO, Gilbert	42	Independent Non-Executive Director	2003

CHANG, Nelson	41	Independent Non-Executive Director	2004

DING, Michael Y.J.	49	Independent Non-Executive Director	2003

HSU, Emmet Yu-Jui	43	Independent Non-Executive Director	2003

HU ZEE, Nancy Jing-Ying	47	Independent Non-Executive Director	2003

LEE, Howe Yong	50	Independent Non-Executive Director	2004

LEE, Yichin	45	Independent Non-Executive Director	2003

WANG, Arthur M.	45	Chief Executive Officer and Director	2003

HUI, Thomas T.	34	Chief Financial Officer and Director	2004/2005

CAHILL, Robert J.	40	Head of Entertainment Software Business	2004

CHOU, Mou-Shyh	49	Head of Online Casual Games Business	2006

CHU, Michel	37	Executive Vice President and Chief Technology Officer	2000

HUANG, Kenny Ching-Kun	41	Senior Vice President	2004

MAI, Falco	44	Executive Vice President and Chief Administrative Officer	2001

SHEA, Joseph	40	Executive Vice President	2002

TARN, Chen-Wen	46	Head of Broadband ISP Business	2005

TSENG, Jennifer	37	Senior Vice President and General Counsel	2003

Mr. Thomas T. Hui was appointed as our director on May 17, 2005. Our former directors, Jeffrey Koo, Jr. and Andre Koo, resigned on May 17, 2005 for personal reasons.

Biographical information with respect to each of our directors and executive officers is set forth below.

DANIEL CHUEN-TAI WU is the chairman of the board of directors of GigaMedia. He brings to our Company significant operational experience and extensive business relationships in Taiwan. Dr. Wu is currently the chairman of CDIB & Partners Investment Holding Corp. in Taiwan and a director and senior executive vice president of China Development Financial Holding Corporation. Previously, he served as the chairman of various companies including Videoland Inc. from 2002 to 2004, Grand Pacific Petrochemical Corp. from 1994 to 2004, Biocare Corp. from 1997 to 2003 and Precision Semiconductor Mask Corp. from 1998 to 2000. He was the chief executive officer of Wyse Technology Inc. from 1990 to 1994 and the president of Grand Pacific Petrochemical Corp. from 1992 to 1994. Dr. Wu was chairman of Crimson Asia Capital Holdings, Ltd. from 1993 to 2000. Prior to that, Dr. Wu was also the chairman of Monte Jade Science & Technology Association from 1993 to 1994. Dr. Wu received his doctorate in chemical engineering from the University of Delaware in 1976 and an undergraduate degree in the same discipline from National Taiwan University in 1970.

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

MICHAEL Y.J. DING is an independent non-executive director of our Company. Mr. Ding is currently chairman of Fubon Securities Investment Consulting Co. Ltd. Prior to that, Mr. Ding was president and chief executive officer of Fubon Asset Management Co., Ltd., president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Mr. Ding was previously chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc. Mr. Ding holds a Bachelor of Laws degree from Chinese Cultural University and a master’s degree and a doctorate in economics from Indiana University.

EMMET YU-JUI HSU is an independent non-executive director of our Company. He is also currently chairman and president of Shihlin Electric and Engineering Corp., Hsinchu Transportation Co. Ltd., and The Ambassador Hotel in Taipei, Taiwan. He majored in business administration at the University of Southern California and received a Master of Business Administration degree from Chengchi University in Taiwan.

NANCY JING-YING HU ZEE is an independent non-executive director of our Company. Ms. Hu is currently the president of Videoland Inc. She is also chairman of Ho Wei Communication, which is a subsidiary of Videoland Inc. She is a certified accountant in the United States and Hong Kong and is currently a director of NHL CPA, ETKING Media Technology Limited and Artel Solutions Group Holdings Limited. Ms. Hu holds a bachelor’s degree from National Taiwan University, a master’s degree in computers from Barry University and a Master of Business Administration degree from Florida International University.

HOWE YONG LEE is an independent non-executive director of our Company. He is currently the managing director of Lee Kim Yew (Pte) Ltd., an investment company based in Singapore. He also served as a director of China Development Corporation in Hong Kong and also a director of Transmarco Limited in Singapore. Mr. Lee received a Bachelor of Arts degree in business administration from the University of Washington in 1984.

YICHIN LEE is an independent non-executive director of our Company. He is also currently managing director of Giant Management Consulting, LLC. Mr. Lee was a Founding Partner of CRC Investment Management, LLC. Mr. Lee holds a doctorate degree in resource planning and management from Stanford University.

ARTHUR M. WANG is the chief executive officer and a director of our Company. He is also a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the audit committee. Previously, Mr. Wang was a managing partner of 698 Capital Limited, an Asian investment firm, as well as an executive director of KGI Asia Limited (“KGI”). At KGI, Mr. Wang served as head of corporate finance. He also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation. Mr. Wang received his Bachelor of Arts degree from the University of California, Los Angeles and his Juris Doctorate degree from Yale Law School. He practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.

THOMAS T. HUI is the chief financial officer and a director of our Company. Mr. Hui joined GigaMedia from Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”), where he was an executive director of the investment banking division. At Goldman Sachs, Mr. Hui originated and executed a broad range of mergers and acquisitions and financing transactions in Asia. Prior to working at Goldman Sachs, Mr. Hui served as an investment banker at Merrill Lynch & Co. and as a management consultant at McKinsey & Company, both in Hong Kong. Mr. Hui holds a Master of Engineering degree in electrical engineering from Cornell University and a Bachelor of Science degree in electrical engineering from the University of Wisconsin – Madison.

ROBERT J. CAHILL is the head of the entertainment software business of our Company. Mr. Cahill is the chief executive officer of CESL. Prior to joining our Company, Mr. Cahill served as the chief executive officer for Smarterkids.com. He also previously served in the finance group for Gensym Corporation and as an audit manager at Ernst & Young, LLC. Mr. Cahill received a Master of Business Administration degree from Bentley College and a Bachelor of Science degree in business administration from the University of Massachusetts.

MOU-SHYH CHOU is the head of the online casual games business of our Company. Mr. Chou became the chief executive officer of FunTown in January 2006, and has played a fundamental role in FunTown’s success in the online casual games business industry. Before joining our Company, Mr. Chou was a vice president of Acer, Inc. and served for more than 21 years at Acer Group.

MICHEL CHU is the chief technology officer and an executive vice president of our Company. He has extensive experience in Internet-related software development, system engineering and project management. Mr. Chu is responsible for the design, development and implementation of our broadband service infrastructure. Mr. Chu received a Master of Science degree in electrical engineering from National Taiwan University.

KENNY CHING-KUN HUANG is a senior vice president of our Company. He has experience in investment banking, the television and cable industry, as well as the Asian gaming industry. Mr. Huang is responsible for the promotion and business development of our gaming software in Asia. Mr. Huang received his Master of Business Administration from the University of California, Irvine.

FALCO MAI is the chief administrative officer and an executive vice president of our Company. He is also currently the director of KGI Securities Co. Ltd in Taipei and Taiwan Futures Exchange. Prior to joining our Company, Mr. Mai worked at KGI Securities Co. Ltd in Taipei as a manager of the research department, the equity and sales—proprietary trading department and the derivatives product department. Mr. Mai was also senior vice president to the general management office, as well as the spokesman from 1993 to 2001. Mr. Mai received a Bachelor of Science degree in electrical engineering from National Taiwan University.

JOSEPH SHEA is an executive vice president of our Company responsible for strategic and business development. Prior to joining us, Mr. Shea was an equity research analyst at Lehman Brothers Asia Limited covering the Internet industry. Mr. Shea was also a manager at A.T. Kearney (Hong Kong) Limited (“A.T. Kearney”) where he was responsible for project planning and engagement execution for clients based in Asia and Europe. While working at A.T. Kearney, Mr. Shea led several Internet-related projects. Mr. Shea also held design engineer positions in several major microprocessor design projects at Intel Corporation. Mr. Shea received his Master of Business Administration degree from the University of California, Berkeley. He also holds a Master of Science in electrical engineering from Columbia University as well as a Bachelor of Science in electrical engineering from Carnegie-Mellon University.

CHEN-WEN TARN is the head of the broadband ISP business of our Company. Prior to joining us, Mr. Tarn was a full professor of the National Taiwan University of Science and Technology. Mr. Tarn holds a doctorate degree in electrical and computer engineering from Syracuse University.

JENNIFER TSENG is a senior vice president and general counsel of our Company. Prior to joining us, Ms. Tseng practiced law and presided over a local law firm in Taipei where she conducted a general litigation practice across a range of major business disputes and civil litigation, from counseling through trial and appeal. Ms. Tseng received her Master of Laws degree from School of Law at University of Warwick in the United Kingdom and her Bachelor of Law degree from Department of Law at National Taiwan University.

B. Compensation

For the year ended December 31, 2005, the aggregate compensation paid by us to all of our executive officers was approximately US$0.9 million and the aggregate compensation paid by us to all of our directors was approximately US$0.6 million. The total outstanding number of share options granted to our directors and officers was 6,768,888. For information on stock option plans, see Item 6 “Directors, Senior Management and Employees – E. Share Ownership.” For information on total amounts set aside by the Company to provide pension and retirement benefits, see Note 18 of our consolidated financial statements.

C. Board Practices

Our board of directors has appointed an audit committee. Our audit committee currently consists of Michael Y. J. Ding, Gilbert Bao and Yichin Lee. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit, subject to the appointment, replacement or removal from office of our independent public accountants been approved by our shareholders at our Annual General Meeting. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ National Market.

We also have a compensation committee that consists of Daniel Chuen-Tai Wu, Michael Y.J. Ding and Yichin Lee. Our compensation committee reviews and evaluates the compensation and performance of executive officers, and our Company’s general compensation plans and other employee benefit plans, and performs other duties and responsibilities pursuant to the compensation committee charter. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors pursuant to the requirements of the NASDAQ National Market.

D. Employees

In the years ended December 31, 2003, 2004 and 2005, our total employees were 578, 608 and 323, respectively. As of June 15, 2006, we had a total of 507 employees, excluding part-time and temporary personnel and consultants. Our corporate headquarters employed 77 people. Our broadband ISP business employed 171 people, including 96 people in Hoshin GigaMedia and 75 people in our subsidiary, KBT. Our entertainment software business had 76 employees. Our online casual games business had 183 employees. Of the total 507 employees, 431 were in Asia and 76 were in North America.

E. Share Ownership

Share Ownership of Directors and Executive Officers

The tables below set forth information as to our directors’ and executive officers’ share ownership in our Company as of June 15, 2006:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
WU, Daniel Chuen-Tai	0	*
BAO, Gilbert T.C.	0	*
CHANG, Nelson	0	*
DING, Michael Y.J.	0	*
HSU, Emmet Yu-Jui	0	*
HU ZEE, Nancy Jing-Ying	0	*
LEE, Howe Yong	0	*
LEE, Yichin	0	*
WANG, Arthur M.	*	2,500,000
HUI, Thomas T.	*	1,500,000
CAHILL, Robert J.	*	653,699
CHOU, Mou-Shyh	*	*
CHU, Michel	*	*
HUANG, Kenny Ching-Kun	*	*
MAI, Falco	*	*
SHEA, Joseph	*	*
TARN, Chen-Wen	*	*
TSENG, Jennifer	*	*

*	Less than 1 percent

All options to our directors and executive officers were granted pursuant to the 2002 Plan and the 2004 Plan as defined under “Employee Share Option Plans” below. The options expire in 2014.

Beneficial Ownership

No director or executive officer beneficially owns of record more than 1 percent of the outstanding shares of our Company. See Item 7 — “Major Shareholders and Related Party Transactions” below.

Employee Share Option Plans

2002 Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to 3,000,000 common shares of our Company were reserved for issuance. All employees, officers, and directors of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase 3,000,000 shares of our Company’s common stock were granted at an exercise price of US$0.79 pursuant to the 2002 Plan. All options granted under the 2002 Plan expire in 2014.

2004 Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 common shares of our Company were reserved for issuance. All employees, officers, and directors of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase 5,462,530 shares of our Company’s common stock were granted at an exercise price of US$0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. By the end of 2005, 95,000 options were cancelled, and the number of outstanding options under the first vesting schedule was 3,768,888 options. In accordance with the terms of the second vesting schedule, 1,598,642 options were granted, of which 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options will be vested 399,661 options per year from the grant date. By the end of 2005, 273,185 options were cancelled, and the number of outstanding options under the second vesting schedule was 1,325,457 options.

In May 2005, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of US$1.45 pursuant to the 2004 Plan. In accordance with the terms of the vesting schedule, 25,000 options were vested and exercisable upon granting. The remaining 75,000 options will be vested 25,000 options per year from the grant date.

In December 2005, options to purchase 1,805,655 shares of our Company’s common stock were granted at an exercise price of US$2.55. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 1,570,655 options were vested and exercisable upon granting. In accordance with the terms of the second vesting schedule, 94,000 options are vested and exercisable in December 2007. The remaining 141,000 options are vested and exercisable in December 2008.

All options granted under the 2004 Plan expire on June 29, 2014.

No options were exercised as of December 31, 2005.

Employee Share Purchase Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the “2004 ESPP”) under which up to 2,000,000 common shares of our Company were reserved for issuance. Pursuant to the 2004 ESPP, our Company offered its shares to qualified employees on favorable terms and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by our Company or its subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately US$1.39 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2006 by (1) each shareholder known by us to own more than 5 percent of our shares and (2) all directors and executive officers as a group.

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	21.34%
Sansar Capital Management LLC Fidelity International Small Cap Opportunity Fund	4,710,898 3,043,020	9.31 6.01	% %
Directors and executive officers as a group (8 persons)	504,320	1%

(1)	Through Best Method Limited, Jeffrey Koo, Jr. and Andre Koo jointly have a beneficial ownership of 10,799,999 common shares of our Company.

As of March 31, 2006, we had 50,601,608 ordinary shares outstanding, of which, 31,543,371 shares were listed on the NASDAQ National Market and not held by our major shareholders and directors or executive officers as disclosed above and in Item 6 “Directors, Senior Management and Employees — E. Share Ownership,” representing 62.3 percent of our total outstanding shares. As of March 31, 2006, the 31,543,371 shares listed on the NASDAQ National Market were held by 48 record holders, including nominee holders, with the registered address in the United States.

None of our major shareholders have different voting rights from those of our other shareholders.

B. Related Party Transactions

In the course of operating our business, we provide Internet access services to certain of our affiliates. We believe such transactions with affiliates were not material. In March 2006, we entered into a short term loan agreement with Chinatrust Commercial Bank with a total credit line of NT$100 million (approximately US$3 million), which was in the ordinary course of business. As of June 15, 2006, we had drawn down NT$61 million (approximately US$1.9 million) from the facility.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please refer to Item 18 “Financial Statements.”

Information on Legal or Arbitration Proceedings

Class Action

In December 2001, a class action lawsuit was filed in the U.S. District Court for the Southern District of New York against our Company in connection with the initial public offering of its stock.

The complaint alleged that our Company violated Sections 11 and Section 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on the defendants’ motion to dismiss, which granted the motions in part and denied the motions in part. As to our Company, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion. Discovery is now commencing.

In June 2004, the plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement to the judge during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include: 1) the insurers of the issuers will provide an undertaking that guarantees that plaintiffs will recover a total of US$1 billion; 2) the insurers will pay up to US$15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants. If plaintiffs are successful in recovering more than US$1 billion from the underwriters, the issuer defendants will not be obligated to pay any additional amounts. If the plaintiffs recover less than US$1 billion from the underwriters, the insurers will pay the deficit between US$1 billion and the amount received from the underwriters.

On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. In July 2005, the settling parties reached agreement and submitted modifications to the settlement agreement in accordance with the court’s opinion.

Neither our Company nor our Company’s legal counsel is able to assess the likelihood of the outcome and can determine as to the amount or range of potential loss, if any. Our Company has entered into an annually renewable insurance policy with American Insurance Group with US$10 million of liability coverage in which our Company is required to pay a US$500,000 deductible. Our Company recorded a provision of US$500,000 in 2003, representing our Company’s deductible amount, related to these claims. In 2005, our Company’s legal counsel advised that it is unlikely that our Company will have to pay any remaining, unused portion of its deductible with respect to the claims. Accordingly, our Company reversed the provision of US$500,000 in 2005. Our Company believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

On April 24, 2006, the court held a fairness hearing on the proposed settlement, which is subject to the court’s approval. As of this date, the court has not issued its ruling.

Alfy Settlement

On February 21, 2005, we entered into a final settlement agreement (the “Settlement”) with Alfy, Inc. (“Alfy”) to resolve royalty payment issues arising from certain agreements, including a development agreement and license, dated January 29, 2001 and an amendment to the development agreement and license, dated September 25, 2001 (together referred to as the “License Agreements”). Pursuant to the final Settlement, Alfy agreed to early termination of the License Agreements and to reduce the total minimum guaranteed royalty payment to US$0.1 million. Revenues produced from licensed Alfy content significantly decreased after 2002, and the cost to localize, maintain, and update the licensed Alfy content site became burdensome to us. By entering into the final Settlement, we eliminated future minimum guaranteed royalty payments and maintenance costs.

Dividend Policy

We have not declared nor paid any dividends on our Shares. We anticipate that we will continue to retain any earnings for use in the operation of our business and we do not intend to pay dividends in the foreseeable future.

B. Significant Changes

Except as disclosed in this annual report, no significant change has occurred since the date of our consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details

The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ National Market.

	Common Shares
Year Ending December 31, 2001	High	Low
	(in US$)
First quarter	$4.00	$1.97
Second quarter	$2.83	$1.12
Third quarter	$1.41	$0.60
Fourth quarter	$2.76	$0.89

	Common Shares
Year Ending December 31, 2002	High	Low
	(in US$)
First quarter	$2.88	$2.30
Second quarter	$1.25	$0.67
Third quarter	$1.30	$0.63
Fourth quarter	$0.84	$0.42

	Common Shares
Year Ending December 31, 2003	High	Low
	(in US$)
First quarter	$1.52	$0.66
Second quarter	$1.21	$0.86
Third quarter	$2.98	$1.17
Fourth quarter	$3.35	$1.44

	Common Shares
Year Ending December 31, 2004	High	Low
	(in US$)
First quarter	$2.07	$1.33
Second quarter	$1.87	$1.06
Third quarter	$1.43	$0.70
Fourth quarter	$2.43	$1.30

	Common Shares
Year Ending December 31, 2005	High	Low
	(in US$)
First quarter	$1.86	$1.30
Second quarter	$2.48	$1.38
Third quarter	$2.66	$1.68
Fourth quarter	$2.99	$1.76

	Common Shares
Year Ending December 31, 2006	High	Low
	(in US$)
January	$5.50	$2.90
February	$4.81	$4.06
March	$6.01	$4.27
April	$8.27	$6.13
May	$10.39	$8.02
June (only through June 15)	$9.00	$6.40

B. Plan of Distribution

Not applicable.

C. Markets

Our Shares have been listed and traded on the NASDAQ National Market since February 18, 2000.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our current Memorandum and Articles of Association were first adopted on our date of incorporation, being September 13, 1999, and have been amended since that date.

The principal purpose of our Company is that of investment holding. Our Company’s objects and purposes are set out in full in Clause 3 of our Memorandum of Association. Subject to the provisions of the Singapore Companies Act and any other written law in Singapore and our Memorandum and Articles of Association, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and for such purposes, full rights, powers and privileges.

The following is a summary of certain provisions of our Articles of Association.

DIRECTORS

Each of our directors will remain in his office as a director until:

•	He is prohibited from acting as a director by reason of any order made pursuant to the Singapore Companies Act;

•	He ceases to be a director by virtue of any of the provisions of the Singapore Companies Act or the Articles of Association of our Company;

•	He resigns from his office;

•	He receives a bankruptcy order made against him;

•	He has a receiving order made against him or suspends payment or compounds with this creditors generally;

•	He is found to be a lunatic or of unsound mind; or

•	He is removed by an ordinary resolution passed by our shareholders in accordance with the provisions of the Singapore Companies Act.

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

Our directors may borrow or raise money from time to time for the purpose of our Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of our property or assets or by the issue of debentures (whether at par or at discount or premium) or otherwise as they may think fit, provided that the directors shall not carry into effect any proposals for disposing of the whole or substantially whole of our Company’s undertaking or property unless those proposals have been approved by our Company in general meeting.

Subject to the Singapore Companies Act, the remuneration of the directors shall be determined from time to time by our Company in general meeting. Any director who is appointed to any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the directors are outside his ordinary duties as a director, may, subject to the Singapore Companies Act, be paid such extra remuneration as the directors may determine.

Our directors are not required to hold any of our Shares by way of qualification. A director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.

AUDIT COMMITTEE

Our audit committee has the ultimate authority and responsibility to select and evaluate, on our behalf, the independent public registered accounting firms who audit our annual financial statements, subject to the appointment, replacement or removal from office of our independent public accountants been approved by our shareholders at our Annual General Meeting. Our audit committee will review and approve the planned scope of our annual audit. In accordance with our Articles of Association, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ National Market.

The audit committee currently consists of Messrs. Gilbert Bao, Michael Y. J. Ding and Yichin Lee. We intend to fully comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the rules of the U.S. Securities and Exchange Commission thereunder and the NASDAQ National Market’s requirements relating to audit committees.

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

All dividends unclaimed after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our Company. If any dividend has not been claimed for six years from the date of declaration, such dividend may be forfeited and shall revert to our Company. However, the directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the dividend so forfeited to the person entitled thereto prior to the forfeiture. No dividend shall bear interest against our Company.

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

SHAREHOLDERS’ MEETINGS

We are required to hold an annual general meeting once in every calendar year and not more than 15 months after the preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit, and they must do so upon the request in writing of shareholders representing not less than 10 percent of the voting rights of our Company. In addition, two or more shareholders holding not less than 10 percent of the total number of issued shares may call a meeting of our shareholders. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of those present and voting. An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution, requiring an affirmative vote of at least 75 percent of those present and voting, is necessary for certain matters under the Singapore Companies Act, such as an alteration of our Articles of Association. Subject to the Singapore Companies Act, at least 21 days’ advance written notice specifying the intention to propose a special resolution must be given of every general meeting convened for the purpose of passing a special resolution. Subject to the Singapore Companies Act, at least 14 days’ advance written notice must be given of every general meeting convened for the purpose of passing an ordinary resolution.

VOTING RIGHTS

Voting at any meeting of our shareholders is by a poll. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him.

SHARE CAPITAL

We generally have the right by obtaining a general mandate at the annual general meeting to repurchase not more than 10 percent of our own Shares in issue.

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

TAKEOVERS

The acquisition of shares of public companies is regulated by the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers. Any person, either on his own or together with parties acting in concert with him, acquiring an interest in 30 percent or more of our voting shares is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Singapore Code on Take-overs and Mergers. “Parties acting in concert” include a company and its related and associated companies, a company and its directors, including their close relatives and related trusts, a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis and a financial advisor and its client in respect of shares held by the financial advisor and all the funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10 percent or more of the client’s equity share capital. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and dealing costs, paid by the offeror or parties acting in concert with him for shares of that class within the preceding six months. A mandatory takeover offer is also required to be made if a person holding between 30 percent and 50 percent, both inclusive, of the voting shares, either on his own or together with parties acting in concert with him, acquires additional shares representing more than 1 percent of the voting shares in any six-month period.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

It should be noted that the Singapore Companies Act has been amended with effect from January 30, 2006 resulting in significant changes to the companies law regime. These amendments include the abolition of the concepts of par value and authorized capital, and allowing repurchased shares to be held as treasury shares. With the abolition of the concept of par value pursuant to the Companies (Amendment) Act 2005, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished. Some of the Articles of Association described in this Item 10.B are proposed to be amended at the coming annual general meeting of our Company to be held on June 29, 2006. Details of these proposed amendments are set out in the notice of the annual general meeting dated June 6, 2006.

C. Material Contracts

The following are summaries of our material contracts entered into over the past two years. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report or incorporated into this annual report by reference from our annual reports on Form 20-F filed with the Commission on June 30, 2004.

Stock Purchase Agreement, dated as of March 17, 2004, between CESL (previously GigaMedia International Limited), GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin

On March 17, 2004, through our wholly-owned subsidiary, CESL, we entered into a stock purchase agreement with GV Holding Company, Alexander Saidakovsky, Alexander Ganelis and Daniil Utin to acquire all of the issued and outstanding shares of Grand Virtual, Inc. in a private transaction for an all-cash consideration of US$32.5 million.

End-User License Agreement dated April 1, 2004, between IML and UIM, as amended by the Second Amendment to the End-User License Agreement dated March 1, 2006

On April 1, 2004, IML entered into an end-user license agreement with UIM pursuant to which IML granted a non-exclusive, non-transferable, world-wide license to UIM to use our software and certain operational and support services for a licensing fee based on a revenues sharing arrangement between us and UIM. The agreement is for a term of ten years.

Purchase and Sale Agreement, dated June 23, 2005, between Hoshin GigaMedia and Webs-TV

On June 23, 2005, we entered into an agreement with Webs-TV to assign our Internet content business at a consideration of an amount in NT dollars equivalent to approximately US$0.7 million and, for a period of ten years commencing from January 1, 2006, a portion of the net revenues generated from the gigigaga.com.tw Web site will be transferred. Pursuant to the agreement, we have transferred to Webs-TV all properties relating to the operation of our gigigaga.com.tw Web site, including fixed assets, the gigigaga logo, and our content and data.

Share Purchase Agreement, dated September 17, 2005, between GigaMedia and Nextbase International Ltd.

On September 17, 2005, we entered into an agreement with Nextbase International Ltd. to sell our 9,262,501 shares in G-Music Limited (the “Target Shares”) which accounted for 58.6 percent of the total issued and outstanding shares in G-Music Limited. The total purchase price for all the Target Shares was US$5.15 million.

Asset Sale and Purchase Agreement, dated December 19, 2005, between GigaMedia, FunTown World Limited, Hoshin GigaMedia and TWP

On December 19, 2005, through our wholly-owned subsidiaries, FunTown World Limited and Hoshin GigaMedia, we entered into a definitive agreement with TWP to acquire FunTown. On January 2, 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown from TWP. The total purchase price of approximately US$43 million consisted of cash payments of approximately US$27.2 million and zero coupon convertible notes in the aggregate principal amount of approximately US$15 million, representing a valuation premium of US$0.7 million as determined by KGI Securities Co. Ltd. The convertible notes were issued on January 1, 2006 by our Company to TWP, in the aggregate principal amount of approximately NT$494 million (US$15 million) with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009 and were convertible into 4,794,000 shares of our common stock at US$3.1287 per share (The conversion price is subject to adjustment for stock dividend, stock split, reserve stock split, recapitalization, merger, and other dilution). We have the right to redeem the convertible notes, in whole or in part, within 12 months after the issue date, together with the accrued interest at 5 percent per annum. On January 1, 2006, we pledged our share holdings in Hoshin GigaMedia as collateral for the notes. Direct transaction costs amounting to approximately US$107 thousand were included as part of the acquisition cost.

The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on April 1, 2007, which amount will be determined as follows:

(i)	If the growth of the pre-tax net income of FunTown in 2006 is 30 percent or more, the additional payment will be US$5 million;

(ii)	If the growth of the pre-tax net income of FunTown in 2006 is 25 percent or above but less than 30 percent, the additional payment will be US$4.17 million;

(iii)	If the growth of the pre-tax net income of FunTown in 2006 is 20 percent or above but less than 25 percent, the additional payment will be US$3.33 million;

(iv)	If the growth of the pre-tax net income of FunTown in 2006 is 15 percent or above but less than 20 percent, the additional payment will be US$2.5 million; and

(v)	If the growth of the pre-tax net income of FunTown in 2006 is less than 15 percent, no additional payment will be made by GigaMedia.

FunTown is one of the leading casual games platforms in Asia. FunTown generates revenues through access fees and also through the sales of various in-game items. We acquired FunTown in order to enhance our position in the online entertainment market.

Put-Call Option Agreement, dated December 21, 2005, between Hoshin GigaMedia and JSDWAY

On December 21, 2005, our wholly-owned subsidiary, Hoshin GigaMedia, entered into a put-call option agreement with JSDWAY. As of the date of the put-call option agreement, Hoshin GigaMedia owns 4,905,000 common shares (the “Put-Call Shares”) of Gamania. According to the put-call option agreement, JSDWAY granted Hoshin GigaMedia an option to sell to JSDWAY the Put-Call Shares at the price of NT$18.7 (US$0.57) per share exercisable before December 21, 2006, and Hoshin GigaMedia granted JSDWAY an option to buy from Hoshin GigaMedia the Put-Call Shares at the price of NT$18.7 (US$0.57) per share exercisable before December 21, 2006. As of December 31, 2005, neither Hoshin GigaMedia nor JSDWAY had exercised the put-call option agreement. See Note 10, “Marketable Securities – Current” of our consolidated financial statements for further information.

Subscription Rights Agreement, dated March 10, 2006, between Hoshin GigaMedia and Wretch

On March 10, 2006, our wholly-owned subsidiary Hoshin GigaMedia entered into a subscription rights agreement with Wretch. Wretch is a leading online “community” offering a wide range of community services including blogs, photo albums and bulletin boards. According to the subscription rights agreement, Hoshin GigaMedia was granted a right to acquire up to a 20 percent equity stake in Wretch with a valuation based on a pre-agreed formula if and when Wretch increases its share capital within three years of the date of this subscription rights agreement. In exchange for these rights, Hoshin GigaMedia agreed to provide Wretch with certain free Internet services for three years.

Share Purchase Agreement, dated April 27, 2006, between GigaMedia China Limited and T2CN

On April 27, 2006, our wholly-owned subsidiary, GigaMedia China Limited (“GigaMedia China”), entered into a share purchase agreement with T2CN, an online casual sports games operator in the PRC, pursuant to which GigaMedia China made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. GigaMedia China also obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections. The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8 percent per annum, and are redeemable starting December 31, 2009. The preferred shares are convertible into common shares of T2CN based on a valuation of 8.65 times the forward net income of T2CN for the 12-month period ending on March 31, 2007, subject to certain adjustments and limitations.

Strategic Partnership Agreement, dated April 27, 2006, between T2CN and GigaMedia China

On April 27, 2006, through our wholly-owned subsidiary GigaMedia China, we entered into a strategic partnership agreement with TC2N. Pursuant to this strategic partnership agreement, GigaMedia and T2CN will together offer FunTown’s existing games to the T2CN user base. GigaMedia will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by GigaMedia.

Asset Purchase and Sale Agreement, dated May 15, 2006, between Hoshin GigaMedia and Webs-TV

On May 15, 2006, our wholly-owned subsidiary, Hoshin GigaMedia, entered into an agreement with Webs-TV, a Taiwan digital content provider, to sell GigaMedia’s ADSL business. Under the agreement, Webs-TV purchased our ADSL business in an all cash transaction with a total price of approximately US$9.7 million and is payable from May 16, 2006 through July 31, 2007. The transferred ADSL business includes GigaMedia’s ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers, as well as the right to use our ADSL brand for five years.

Service Agreement, dated May 15, 2006, between Hoshin GigaMedia and Webs-TV

In connection with the sale of our ADSL business, we agreed on May 15, 2006 to provide Webs-TV with the following support and administrative services that are necessary for the ADSL business on a transitional basis: bandwidth support, consulting and other services through December 31, 2007. For these services, Webs-TV shall pay us a fee of approximately US$8.2 million which is payable from May 16, 2006 through December 31, 2007. The term of this agreement is from May 16, 2006 to December 31, 2007.

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

Under the Singapore-Taiwan Tax Treaty, if a dividend is paid by a company which is tax resident in Taiwan to a person who is tax resident in Singapore, the tax on the dividend shall not exceed an amount which, together with the corporate income tax on the profits of the company paying the dividends, constitutes 40 percent of that part of the taxable income out of which the dividends are paid. The term “corporate income tax payable” shall be deemed to include the corporate income tax that would have been paid but for the reduction or exemption under the laws designed to promote economic development.

If our shareholder, whether a company or an individual, receiving or deriving such dividends is tax resident in Singapore, he would be entitled to foreign tax credits under the Singapore-Taiwan Tax Treaty and, if the recipient is a company which owns not less than 25 percent of our shares, the tax credit will include underlying tax paid by us. Singapore foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses). Certain foreign dividends received by a Singapore resident person on or after June 1, 2003 will, however, be exempt from tax. The main conditions to be satisfied for such exemption are that:

(a) the dividends are received from a jurisdiction with a maximum tax rate on the trade or business income of a company of at least 15 percent; and

(b) the dividends themselves, or the income from which they are paid, have been subject to tax in the foreign jurisdiction or have been exempted from tax under an incentive granted for substantive business activities.

The normal tax rate for corporate profits is 20 percent for the year of assessment 2005 (i.e. for the income earned in the financial year or other basis period ended 2006). Resident individuals are subject to tax at progressive rates. Based on proposals made by the government in the 2006 budget, the maximum individual tax rate would be 20 percent for the year of assessment 2007.

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

All foreign-sourced income received (except for income received through a partnership in Singapore) in Singapore on or after January 1, 2004 by tax resident individuals will be exempt from tax.

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

Singapore Estate Duty

With respect to deaths occurring on or after January 1, 2002, the movable property of persons who are not domiciled in Singapore at the time of death are exempt from estate duty. Therefore, an individual holder of shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of our Shares.

If our shareholders are individuals who are domiciled in Singapore, Singapore estate duty is imposed on the value of most immoveable property situated in Singapore and on most movable property, wherever it may be situated, subject to specific exemption limits. Accordingly, our Shares held by an individual domiciled in Singapore are subject to Singapore estate duty upon such an individual’s death. Singapore estate duty is payable to the extent that the value of our Shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5 percent on the first S$12,000,000 of the individual’s Singapore chargeable assets and thereafter at 10 percent.

Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our shares.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain U.S. federal income tax considerations for investors in our Shares that are U.S. persons (as defined below) that hold the shares as a capital asset. This discussion is based on U.S. federal income tax law as in effect on the date hereof which is subject to change, possibly on a retroactive basis. This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a bank;

•	a broker-dealer;

•	a financial institution or an insurance company;

•	a tax-exempt entity;

•	a person holding shares as part of a straddle, hedge, conversion or other integrated investment;

•	a person owning, actually or constructively, 10 percent or more of the combined voting power of all classes of our stock; or

•	a person whose “functional currency” is not the U.S. dollar.

This discussion does not address any U.S. state, local or foreign or any U.S. federal estate, gift or alternative minimum tax consideration of a holder of our shares.

As used in this discussion, the term “U.S. person” means:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has otherwise elected to be treated as a U.S. person under the Internal Revenue Code.

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

Taxation of Dividends

Except as discussed below with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your shares (other than certain pro rata distributions of shares or rights to subscribe for shares) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Singapore. Our shares are expected to be readily tradable on the NASDAQ National Market, an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder’s tax basis in such shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on shares.

The amount of any distribution paid in a currency other than the U.S. dollar will equal the U.S. dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the distribution regardless of whether the foreign currency is actually converted into U.S. dollars. If you do not convert the foreign currency you receive as a dividend on the date of receipt, you will have a basis in such foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize when you subsequently sell or otherwise dispose of such foreign currency generally will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Holders may generally elect to claim a credit against their U.S. federal income tax liability for Singapore tax withheld from dividends received in respect of the shares. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for Singapore tax withheld. You will not be eligible for a foreign tax credit for the underlying Singapore taxes on profits paid by us with respect to such dividends.

Sale or other disposition of shares. Except as discussed below with respect to the passive foreign investment company tax rules, a holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our shares in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the shares. Such gain or loss generally will be long-term (taxable at a reduced rate for individuals) if, on the date of sale or disposition, the shares were held by the holder for more than one year and will generally be treated as gain or loss from U.S. sources for foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

In general, we will be classified as a “passive foreign investment company” (“PFIC”) for any taxable year if either (i) at least 75 percent of our gross income is passive income or (ii) at least 50 percent of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. Based upon an analysis of our income and assets for the 2005 taxable year as reasonably approximated for purposes of applying the PFIC rules, we do not believe we should be classified as a PFIC for the 2005 taxable year. Whether we are classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of our cash, cash equivalents and short-term investments), and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, and gross income are subject to change from year to year. In January 2006, we acquired FunTown for cash (plus other consideration) and we continue to investigate opportunities, which may give rise to the acquisition of additional businesses for cash, thereby reducing our cash or other investment assets. If we acquire additional businesses for cash, we may, in turn, mitigate our risk of being or becoming classified as a PFIC. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be classified a PFIC in the current or any future taxable year. Provided we are a PFIC for any taxable year during your holding period of our shares, the PFIC tax rules discussed below generally will apply in future years even if we cease to be a PFIC in subsequent years. U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we were classified as a PFIC for any taxable year during which you held shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125 percent of the average annual distributions received by you in the three preceding taxable years or your holding period for the shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of shares. Under these PFIC rules:

•	the excess distribution or gain would be allocated ratably over your holding period for the shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) would be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, would be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are actively traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the Commission or the national market system established under the Securities and Exchange Act of 1934 (i.e., the NASDAQ National Market). In addition, we believe that, based on the current level of trading activity of our shares on the NASDAQ National Market, our shares should qualify as being actively traded, but no assurances may be given in this regard. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis of the shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of the shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

The “QEF Election”, which serves as a further alternative to the foregoing rules, is not available.

If you own shares during any year that we are a PFIC, you must file an annual IRS Form 8621. In the case of investors who have held our Shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such shares (or any portion thereof), who have not previously determined to make a mark-to-market election, and who are now considering the making of a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing our Shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election

Information Reporting and Backup Withholding

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

In general, payment of the proceeds from the sale of shares to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption. U.S. information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of shares through an office outside the United States of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of shares through an office outside the United States if the broker is:

•	a U.S. person;

•	a foreign person 50 percent or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period;

•	a “controlled foreign corporation” for U.S. tax purposes; or

•	a foreign partnership, if at any time during its tax year;

•	one or more of its partners are U.S. holders (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50 percent of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The Commission allows us to “incorporate by reference” the information we file with the Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference in this annual report is considered to be part of this annual report. We therefore incorporate by reference in Item 19 of this annual report certain exhibits, which we filed with the Commission in prior filings. You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing for information on the operation of the Commission’s Public Reference Room.

You may also request a copy of our Commission filings, at no cost, upon written request to our investor relations department at 14th Floor, No. 122, Tunhwa North Road, Taipei 10595, Taiwan, R.O.C., or e-mail to: Brad.miller@GigaMedia.com.tw. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

As of December 31, 2005, we had bank deposits of approximately US$0.4 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange loss of US$132 thousand and unrealized foreign exchange gain of US$283 thousand in 2005.

As of December 31, 2005, we had available-for-sale marketable securities of approximately US$1.8 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. Changes in the value of these marketable securities resulting from movements in foreign exchange rates are reported in the separate component of shareholders’ equity until realized. As of December 31, 2005, unrealized foreign exchange gain for these marketable securities was approximately US$40 thousand.

Interest Rate Sensitivity

Our exposure to interest rates relates primarily to our investments in marketable securities. As of December 31, 2005, we had approximately US$14.3 million of investment in fixed-income or money market investment funds. These investments are subject to interest rate risk in that the value of their holdings in debt instruments will fall if market interest rates increase. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. We have not entered into any interest rate swaps, caps or any hedge contracts to modify our exposure to interest rate fluctuations.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported on a timely basis and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

In February and May 2005, our audit committee was notified by our preceding independent auditors, PricewaterhouseCoopers, in connection with their audit of our consolidated financial statements for the year ended December 31, 2004 that they had identified certain material weaknesses in our internal controls. Specifically our auditors noted: (1) deficiencies in the inventory costing and measuring and monitoring inventory status of our land-based music distribution business, including calculation of inventory costing and related cost of sales on the lump sum averaged basis rather than as an item by item basis; inadequate formula set up in the calculation spreadsheet for inventory costing, lack of controls surrounding obsolete and excess inventory and lack of cycle counts to monitor the inventory status throughout the year, (2) lack of adequate documentation on the status of legal proceedings and lack of an effective communication procedure to deliver the contract review results to the accounting department and to reflect the results on the financial statements, (3) certain weaknesses with respect to the pre-approval process for the authorization of our audit and non-audit services by our audit committee,(4) certain weaknesses with respect to our review procedures for related-party transactions, and (5) certain weaknesses with respect to our procedures for income tax accounting and approval of short term loan. In response to such findings, our senior management undertook necessary remedial measures to strengthen our internal control processes and procedures, and as a result, no material weaknesses were identified by our auditors in the fiscal year ended December 31, 2005. Remedial measures undertaken by management in the fiscal year ended December 31, 2005 included the following:

•	Prior to the divestiture of our land-based music distribution business in September 2005, we finished the roll-out of our new point of sale, or “POS” system. The new POS system allowed us to (1) track and account for inventory cost on a per-unit basis, (2) significantly increase the level of automation in the inventory costing process and (3) better manage the issues of obsolete and excess inventory by monitoring and analyzing the level and mix of our inventory using data provided by the POS system.

•	We implemented a new legal documentation process, including a control log sheet of all material legal proceedings maintained by the general counsel’s office, which is designed to monitor the development of outstanding litigations and to ensure timely disclosure of estimates for the probable influences of litigations in our financial statements.

•	We developed a pre-approval process for the authorization of our audit and non-audit services to ensure the engagement and performance of all audit and non-audit service provided by our auditor are approved and supervised by our audit committee.

•	We established guidelines on related-party transactions, including related-party identification and review procedures, to ensure that all the transactions between a related party and the Company are entered in accordance with applicable regulatory requirements and are approved by our audit committee. All transactions between related parties and the Company, including short-term borrowings from related parties, are submitted to our audit committee for approval semi-annually.

•	We implemented procedures for income tax accounting, recruited an additional manager with expertise in accounting for income taxes and engaged an independent tax consultant to ensure the appropriate preparation of our year-end income tax provision and our income tax related balance sheet account.

With the implementation of these additional control processes and procedures, we believe we have remediated the weaknesses previously identified by PricewaterhouseCoopers.

Additionally, we have commenced the implementation of the reporting requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. For the year ending December 31, 2006, we will be required to comply with Section 404 of the Sarbanes Oxley Act, which requires that a report on management’s assessment of the effectiveness of internal control over financial reporting be issued and that management’s assessment be independently audited by the company’s auditors. We are continuing with our program towards compliance with Section 404 internal controls.

Scope of Internal Control Over Financial Reporting

As of December 31, 2005, with regards to the scope of our assessment, we did not have the right or authority to assess, modify or dictate the internal controls of UIM, nor have we reviewed its internal control. We also lacked the ability, in practice, to make the assessment, as we did not have control of this entity. Accordingly, our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting do not extend to the disclosure controls and procedures and internal control over financial reporting of UIM. However, we do have adequate internal controls in place to ensure that the financial information for UIM is appropriately included in our financial statements.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2005, other than as discussed above, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Y. J. Ding, a member of our audit committee, qualifies as an audit committee financial expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Ding has served as an independent director of our board and a member of our audit committee since July 30, 2003. Mr. Ding is currently president and chairman of Fubon Securities Investment Consulting Co. Ltd. Prior to that, Mr. Ding was president and chief executive officer of Fubon Asset Management Co. Ltd., president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Prior to that, Mr. Ding was a chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005 in order to conform certain provisions in it with our newly adopted antifraud policy. Our code of ethics is available on our Web site at http://www.gigamedia.com.tw/code.htm. If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our Web site at the same address. We will also provide any person without charge a copy of our code of ethics, upon written request to our investor relations department at 14th Floor, No. 122, Tunhwa North Road, Taipei 10595, Taiwan, R.O.C., or e-mail to: Brad.miller@GigaMedia.com.tw.

On December 19, 2005, our board of directors adopted an antifraud policy for the purpose of preventing fraud schemes, including fraudulent financial reporting, misappropriation of assets, any fraud committed by senior management, and information technology fraud. According to our antifraud policy, our audit committee is responsible for monitoring the implementation of our antifraud policy and procedures, and an antifraud taskforce is assigned by our audit committee to be responsible for the hotline management, risk assessment, complaint investigation and resolution, and reporting to our chief executive officer, chief financial officer and audit committee.

On May 10, 2006, our audit committee adopted a whistleblower program pursuant to our antifraud policy. The whistleblower program enables all employees to know how and when to use the whistleblower hotline, and communicate or report, on a confidential or anonymous basis, without fear of retribution, concerns related to wrongdoings or violations, and ensures that all reported incidents are properly investigated.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by PricewaterhouseCoopers in Taiwan and Singapore during the fiscal year ended December 31, 2004 and by GHP Horwath, P.C. during the fiscal year ended December 31, 2005.

	Year Ended December 31,
	2004	2005
	(in US$)	(in US$)
Audit Fees	323,994	360,959
Audit-Related Fees	113,000	2,245
Tax Fees	17,000	11,967
Other Fees	0	0

A. Audit Fees

Audit fees consist of fees billed for our statutory consolidated financial statements and the statutory financial statements of our subsidiaries.

B. Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as accounting consultation in 2005.

C. Tax Fees

Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns.

D. Other Fees

All other fees are fees billed for services provided by the principal accountant, other than the services reported as audit fees, audit-related fees and tax fees above, consisting of fees billed for business registration services performed before May 30, 2006.

E. Audit Committee Pre-Approval Policies and Procedures

In May 2005, we adopted our audit committee charter. Consistent with the Commissions’ policies regarding auditor independence, our audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of auditors engaged to provide us with audit, review or attest services. Our audit committee has sole discretion to review and pre-approve the appointment of auditors and to set their fees for the performance of audit and non-prohibited non-audit services in accordance with the Sarbanes-Oxley Act of 2002 and the Commission rules and regulations promulgated thereunder, subject to the appointment, replacement or removal from office of our independent public accountants been approved by our shareholders at our Annual General Meeting.

The appointment of our independent auditors, GHP Horwath, P.C., as well as the scope of each audit, audit-related or non-prohibited non-audit service provided pursuant to such appointment and our auditors’ fees for all such services were approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2005 and the related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:

ITEM 19.	EXHIBITS

EXHIBIT INDEX

1.1	Memorandum of Association of our Company

1.2	Articles of Association of our Company

4.1	Microsoft Commercial Internet System License Agreement between Hoshin GigaMedia Center, Inc., dated April 1, 1998*

4.2	License Agreement between Portal Information Network, Inc. and Hoshin GigaMedia Center, Inc., dated May 23, 1998*

4.3	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)*

4.4	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Everlasting Cable TV Co., dated June 16, 1999 (including English summary)*

4.5	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)*

4.6	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)*

4.7	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)*

4.8	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)*

4.9	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)*

4.10	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)*

4.11	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)*

4.12	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)*

4.13	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)*

4.14	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)*

4.15	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)*

4.16	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)*

4.17	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)*

4.18	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)*

4.19	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)*

4.20	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)*

4.21	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)*

4.22	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)*

4.23	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)*

4.24	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)*

4.25	Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999*

4.26	Shareholders’ Agreement among GigaMedia Limited and Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Limited, TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu dated November 23, 1999*

4.27	Business Co-Operation Agreement among Hoshin GigaMedia Center, Inc. and Microsoft Corporation, dated November 1, 1999*

4.28	Strategic Alliance Agreement among GigaMedia Limited, Hoshin GigaMedia Center, Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001**

4.29	Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin*****

4.30	End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated April 1, 2004******

4.31	Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV, Digital International Corporation, dated June 23, 2005******

4.32	Put-Call Option Agreement between Hoshin GigaMedia Center, Inc. and JSDWAY Digital Technology Co. Ltd., dated December 21, 2005

4.33	Assets Sale and Purchase Agreement among GigaMedia Limited, FunTown World Limited, Hoshin GigaMedia Center, Inc. and TWP Corporation, dated December 19, 2005

4.34	Share Purchase Agreement between GigaMedia Limited and Nextbase International Limited, dated September 17, 2005

4.35	Share Subscription Right Agreement between Hoshin GigaMedia Center, Inc. and Wretch Co., Ltd., dated March 10, 2006

4.36	Series A Preferred Share Purchase Agreement among T2CN Holding Limited, GigaMedia China Limited, and The Key Shareholders dated April 27, 2006

4.37	Shareholders’ Agreement among T2CN Holding Limited and the Shareholders dated April 27, 2006

4.38	Strategic Partnership Agreement between T2CN Holding Limited and GigaMedia China Limited, dated April 27, 2006

4.39	Assets Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006

4.40	Service Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006

4.41	Second Amendment to the End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated March 1, 2006

8.1	List of Subsidiaries

11	Code of ethics adopted by the registrant on April 21, 2004, as amended on December 19, 2005

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13	Certifications by our Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm

*	Incorporated by reference from our Registration Statement on Form F-1, file number 333-11416 filed with the Commission on February 2, 2000.
**	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 28, 2001.

*****	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2004.
******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2005.
+	Does not contain portions for which confidential treatment has been requested.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

/s/ Arthur Wang

Arthur Wang

Chief Executive Officer

Date: June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

GigaMedia Limited

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries of December 31, 2005 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/GHP Horwath, P.C.

Denver, Colorado

April 7, 2006;

April 28, 2006 as to Note 25c; and

May 22, 2006 as to Note 25d

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GigaMedia Limited:

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and its subsidiaries as of December 31, 2004, and the related consolidated statements of operations, of shareholders’ equity and of cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Taipei, Taiwan

May 26, 2005, except as to the change in presentation basis for the discontinued operation as described in Note 1, which is as of December 9, 2005

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(in thousands except for par value amount)

	December 31
	2004	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 9)	$13,233	$41,731
Marketable securities-current (Note 10)	34,284	20,404
Notes and accounts receivable-net (Note 11)	6,396	6,443
Inventories-net (Note 12)	10,488	58
Prepaid expenses	680	274
Restricted cash (Note 15)	1,506	—
Other current assets	1,139	1,294

Total Current Assets	67,726	70,204

Marketable securities-noncurrent (Note 13)	2,893	—

PROPERTY, PLANT AND EQUIPMENT
Land	701	676
Building	1,194	1,153
Information and communication equipment	20,450	20,647
Modems rented	2,421	2,085
Office furniture and fixtures	2,662	1,445
Transportation equipment	325	369
Leasehold improvements	3,734	1,841

	31,487	28,216
Less: Accumulated depreciation	(16,722)	(17,469)
Prepayment for equipment	291	—

	15,056	10,747

GOODWILL (Notes 5 and 6)	29,607	29,243

INTANGIBLE ASSETS-NET (Notes 5 and 7)	8,372	2,704

OTHER ASSETS
Deferred assets (Note 14)	349	91
Refundable deposits	1,960	500
Other	14	30

Total Other Assets	2,323	621

TOTAL ASSETS	$125,977	$113,519

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

December 31, 2004 and 2005

(in thousands except for par value amount)

	December 31
	2004	2005
LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 16)	$284	$—
Notes and accounts payable	14,037	1,427
Accrued compensation	1,655	1,194
Accrued expenses	3,362	1,791
Other current liabilities (Note 17)	3,902	6,245

Total Current Liabilities	23,240	10,657

OTHER LIABILITIES
Refundable deposits	930	831
Deferred tax liabilities (Note 20)	386	—
Accrued pension liabilities (Note 18)	1,184	819

Total Other Liabilities	2,500	1,650

Total Liabilities	25,740	12,307

MINORITY INTERESTS	4,266	564

COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS’ EQUITY
Common shares, NT$10 dollars par value; authorized 80,000 thousand and 100,000 thousand shares; issued 50,154 thousand and 50,344 thousand shares on December 31, 2004 and 2005 (Note 19)	15,565	15,626
Additional paid-in capital	272,092	272,294
Accumulated deficit (Note 19)	(165,559)	(159,223)
Accumulated other comprehensive loss	(26,127)	(28,049)

Total Shareholders’ Equity	95,971	100,648

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$125,977	$113,519

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands except for earnings/loss per share amounts)

	2003	2004	2005
OPERATING REVENUES
Software licensing and online entertainment revenues	$—	$11,434	$22,511
Internet Access revenues	18,829	20,960	21,408
Other revenues	684	450	268

Total	19,513	32,844	44,187

COSTS AND EXPENSES
Operating costs	(16,115)	(16,109)	(17,383)
Product development and engineering expenses	(1,211)	(2,513)	(3,562)
Selling and marketing expenses	(2,432)	(6,310)	(10,777)
General and administrative expenses	(5,162)	(5,657)	(7,892)
Bad debt expense	(128)	220	(207)
Impairment loss on property, plant and equipment (Note 8)	(1,557)	—	—

Total	(26,605)	(30,369)	(39,821)

Income (loss) from operations	(7,092)	2,475	4,366

NON-OPERATING INCOME (EXPENSES)
Interest income	347	140	411
Gains on sales of marketable securities	488	1,230	850
Other-than-temporary impairment of marketable securities (Note 13)	(1,701)	(1,833)	—
Interest expense	—	(4)	—
Foreign exchange gain (loss)	(637)	(765)	151
Gain (loss) on disposal of property, plant and equipment	(466)	(44)	204
Other	(614)	133	1,094

	(2,583)	(1,143)	2,710

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTERESTS	(9,675)	1,332	7,076
INCOME TAX BENEFIT (EXPENSES) (Note 20)	(139)	84	(436)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS	(9,814)	1,416	6,640
MINORITY INTERESTS (INCOME) LOSS	15	(163)	(150)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(9,799)	1,253	6,490

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(4,296)	429	(154)

	$(14,095)	$1,682	$6,336

EARNINGS (LOSS) PER SHARE (IN DOLLARS) (Note 2)
Basic:
Income (loss) from continuing operations	$(0.20)	$0.02	$0.13
Income (loss) from discontinued operations	(0.08)	0.01	—

Net income (loss)	$(0.28)	$0.03	$0.13

Diluted:
Income (loss) from continuing operations	$(0.20)	$0.02	$0.12
Income (loss) from discontinued operations	(0.08)	0.01	—

Net income (loss)	$(0.28)	$0.03	$0.12

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE (Note 2)
Basic	50,154	50,154	50,312

Diluted	50,154	51,701	55,059

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

	Issuance of common shares		Warrant outstanding	Additional paid-in capital	Accumulated Deficit (Note 19)	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
2003
Balance as of January 1, 2003	50,154	15,565	48,653	223,439	(153,146)	(30,342)	104,169
Net loss	—	—	—	—	(14,095)	—	(14,095)
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(1,861)	(1,861)
Foreign currency translation adjustment	—	—	—	—	—	2,150	2,150

Total comprehensive loss	—	—	—	—	—	—	(13,806)

Balance as of December 31, 2003	50,154	15,565	48,653	223,439	(167,241)	(30,053)	90,363
2004
Net income	—	—	—	—	1,682	—	1,682
Cancellation of warrant	—	—	(48,653)	48,653	—	—	—
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(357)	(357)
Foreign currency translation adjustment	—	—	—	—	—	4,283	4,283

Total comprehensive income	—	—	—	—	—	—	5,608

Balance as of December 31, 2004	50,154	15,565	—	272,092	(165,559)	(26,127)	95,971
2005
Issuance of common shares	190	61		202			263
Net income	—	—	—	—	6,336	—	6,336
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	—	(333)	(333)
Foreign currency translation adjustment	—	—	—	—	—	(1,589)	(1,589)

Total comprehensive income	—	—	—	—	—	—	4,414

Balance as of December 31, 2005	50,344	$15,626	$—	$272,294	$(159,223)	$(28,049)	$100,648

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(14,095)	$1,682	$6,336

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,240	4,675	4,203
Amortization	2,229	2,545	2,202
Provision for bad debt expenses	156	247	307
Provision for (reversal of) inventory loss	3,169	(300)	507
Gain on divestiture of business	—	—	(911)
Gain on physical inventory	—	9	—
Loss (gain) on disposal of property, plant and equipment	846	106	(204)
Gain on sale of marketable securities	(488)	(1,230)	(958)
Premium from debt securities	—	—	(3)
Minority interests income (loss)	(3,127)	481	(646)
Impairment loss on goodwill	738	—	—
Other-than-temporary impairment on marketable securities	1,701	1,833	—
Impairment loss on property, plant and equipment	1,557	—	—
Net changes in operating assets and liabilities:
Notes and accounts receivable	(580)	694	(2,193)
Inventories	2,591	(5,531)	3,186
Prepaid expenses	(783)	730	185
Other current assets	3,741	(86)	(667)
Notes and accounts payable	2,749	(4,089)	(1,371)
Accrued expenses	1,678	(924)	(1,177)
Accrued compensation	105	236	(18)
Other current liabilities	(1,243)	981	2,663
Accrued pension liabilities	255	309	62
Deferred tax assets and liabilities	—	22	19

Net cash provided by operating activities	6,439	2,390	11,522

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	1,018	419	176
Proceeds from disposal of marketable securities	103,947	69,352	36,970
Divestiture of business, net of cash transferred	—	—	3,253
Purchase of property, plant and equipment	(1,913)	(2,587)	(2,652)
Proceeds from disposal of property, plant and equipment	310	415	949
Purchase of marketable securities	(107,226)	(60,834)	(20,184)
Purchase of intangible assets	—	(663)	(1,005)
Acquisitions, net of cash acquired	—	(32,797)	—
Decrease (increase) in refundable deposits	(749)	1,450	42
Increase (decrease) in other assets	(164)	1	(16)
Increase in deferred assets	(189)	(193)	(331)
Cash recognized on initial consolidation of variable interest enity	—	94	—

Net cash provided by (used in) investing activities	(4,966)	(25,343)	17,202

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the Years Ended December 31, 2003, 2004 and 2005

(in thousands)

	2003	2004	2005
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loan	$—	$2,098	$—
Repayment of short-term loan	(2,703)	(1,829)	(284)
Increase (decrease) in refundable deposits	109	125	268
Acquisition of minority interests	—	(238)	—
Inssuance of common shares	—	—	263

Net cash provided by (used in) financing activities	(2,594)	156	247

Exchange difference	698	736	(473)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(423)	(22,061)	28,498
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,717	35,294	13,233

CASH AND CASH EQUIVALENTS AT END OF YEAR	$35,294	$13,233	$41,731

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$36	$7	$—

Income tax paid during the year	$—	$9	$323

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Unrealized holding loss on available-for-sale securities	$(1,925)	$(357)	$(333)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Overview

GigaMedia Limited (referred to herein as GigaMedia, our Company, we, us, or our) is a diversified provider of online entertainment and broadband services, with headquarters in Taipei, Taiwan. We are a holding company and through several subsidiaries develop and license software for online gaming, operate a leading casual game portal, and provide broadband Internet access.

In April 2004, GigaMedia acquired a software developer and support service business through Cambridge Entertainment Software Limited (CESL). CESL develops software for online entertainment services. As a software developer and support service provider, CESL offers software solutions for online entertainment, which it licenses under a software license and support service contract.

In January 2006, we acquired from TWP Corporation, which is a subsidiary of Acer, Inc., an online casual game business marketed under the brand FunTown (FunTown). FunTown is a leading Asian casual game portal.

We also operate a broadband Internet service provider (ISP) via our subsidiary Hoshin GigaMedia Center, Inc. (Hoshin GigaMedia), which provides Internet access service with multiple delivery technologies to consumers. The access products consist of ADSL and cable modem offerings. GigaMedia’s subsidiary, Koos Broadband Telecom Co., Ltd. (KBT), provides broadband services to corporate subscribers in Taiwan.

Basis of Presentation

On September 29, 2005, we sold our land-based music distribution business to Nextbase International Limited. (See Note 4, “Divestiture,” for additional information.) The music distribution business has been accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (GAAP) and, therefore, the results of operations of the music distribution business have been removed from our Company’s results of continuing operations for all periods.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of variable interest entities (VIEs) as defined by the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46R) are included in the Consolidated Financial Statements. (See Note 3, “Variable Interest Entity.”) The accounting policy for other investments in securities is described in Note 1 within “Marketable Securities.” Other investments are accounted for using the cost method.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reporting Currency and Foreign Currency Translation

The Consolidated Financial Statements of our Company and our subsidiaries have historically been reported in New Taiwan (NT) dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our Company’s entertainment software business. (See Note 5, “Acquisitions.”) As a result of this change, we recorded cumulative translation adjustments to other comprehensive income. Comparative financial information has been recast as if the U.S. dollar had always been used as our reporting currency. Cumulative translation adjustments in 2003, 2004, and 2005 were $31 million, $27 million, and $28 million, respectively, and financial information has been translated into U.S. dollars for all periods presented. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expenses items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income in shareholders’ equity. Gains and losses on foreign currency transactions are included in other income and expenses.

Exchange rates between the U.S. dollar and the NT dollar for the periods reported in the Consolidated Financial Statements were as follows:

	2003	2004	2005
Year-end	33.97	31.71	32.85
Weighted average	34.40	33.41	32.19

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the Consolidated Financial Statements and accompanying notes. Actual results could differ significantly from those estimates.

Revenue Recognition

General

Our Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (SAB 101) and Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104). Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Software Licensing and Online Entertainment Revenues

Software licensing and online entertainment revenues are related to software we develop and support services we provide for use within the online entertainment industry.

Under the provisions of FIN 46(R), the results of a software licensee of our Company, Ultra Internet Media (UIM), for the nine months ended December 31, 2004, and for the twelve months ended December 31, 2005 have been incorporated into the Consolidated Financial Statements. UIM and GigaMedia are separately owned. (See Note 3, “Variable Interest Entity,” for additional information.) Software licensing and support service revenues are based upon a percentage of UIM’s gross receipts, and are recognized monthly. Software licensing and support service revenues from UIM have been eliminated in consolidation.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UIM generates revenue by providing and promoting online games of skill and chance. Revenue is recognized upon receipt. Player account balances are recognized as current liabilities and are accrued for in full. The change in aggregate player account balances is recognized monthly as a reduction to receipts, as are player disbursements. Residual expenses and commissions are charged to expenses as incurred.

Internet Access Revenues

Internet access revenues are related to ADSL and cable modem Internet access services provided by us. Revenues are recorded net of discounts, and in the case of our cable modem services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between GigaMedia and our cable partners. Cable modem and ADSL revenues are recognized for the period of time for which our Company provides services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as other current liabilities on the balance sheet and amortizes such revenues over the subscription period.

Other Revenues

Other revenues, which consist of subscription revenues and sales of cable modem and other related products generated from our Company’s broadband ISP, are recognized when services are provided or products are delivered.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, short-term debt and accrued liabilities are carried at amounts which approximate their fair values.

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

Marketable Securities

The Company’s investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year or securities that management intend to sell within one year. Securities classified as non-current include securities that have maturity of more than one year or securities that management does not intend to sell within one year. Marketable securities principally consist of debt securities and equity securities of public and privately held companies and investment funds, and are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Unrealized losses that are considered other-than-temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are also included in the current year’s operations.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on an evaluation of collectibility of notes receivable, accounts receivable and other receivables.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method, while net realizable value is used to determine the market value. An allowance for loss on obsolescence and decline in market value is provided, when necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to items as follows:

Item	Years
Buildings	50
Information and communication equipment	2 to 5
Modems rented	3 to 5
Office furniture and equipment	3 to 5
Transportation equipment	5
Leasehold improvements	5

Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Intangible Assets and Goodwill

Our Company’s intangible assets all have definite lives and are being amortized by the straight-line method over their estimated useful lives, ranging from two to 10 years. The recoverability of intangible assets is evaluated periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

In conjunction with the implementation of Statement of Financial Accounting Standards (FAS) No. 142, “Goodwill and Other Intangible Assets,” (FAS 142) which became effective January 1, 2003, all goodwill, including goodwill related to acquisitions prior to July 1, 2002, is no longer amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives has been evaluated using the specific guidance provided by FAS 142. This impairment analysis has been performed at least annually, or whenever events or changes in circumstances indicate that the carrying value might not be recoverable from related future undiscounted cash flows. Impairment is measured as the differences between the carrying amounts and the fair value of the assets, and is recognized as a component of income (loss) from operations.

Impairment of Long-Lived Assets

Potential impairment of long-lived assets other than goodwill has been evaluated using the guidance provided by FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144) which became effective January 1, 2003. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software Cost

We capitalize certain computer software costs, after technological feasibility has been established. These costs are amortized utilizing a straight-line method over the economic lives of the related products, not to exceed four years. Our Company performs periodic reviews to ensure that unamortized software costs remain recoverable from related future undiscounted cash flows. (See Note 7, “Intangible Assets—Net,” for additional information.)

Product Development and Engineering

Research, product development and engineering costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising costs incurred in 2003, 2004 and 2005 totaled $727 thousand, $1.4 million and $915 thousand, respectively (including respective amounts of $115 thousand, $83 thousand, and $93 thousand reported in discontinued operations).

Stock-Based Compensation

We have elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), as interpreted, with pro-forma disclosures of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (FAS 123) were used. FAS 123 establishes a fair-value-based method of accounting for stock-based employee compensation plans. Under the fair-value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Had our Company determined the stock-based compensation expense for our stock options based upon the fair-value as determined by the Black-Scholes option-pricing model at the grant date for the years ended December 31, 2003, 2004 and 2005, our net income (loss) and earnings (loss) per share would have been as the following pro-forma amounts indicate:

	Years Ended December 31,
	2003	2004	2005
	(in US$ thousands, except per share figures)
Net income (loss)
As reported	$(14,095)	$1,682	$6,336
Less: Stock compensation expense, net of related tax effects	—	(3,421)	(1,951)

Pro-forma	$(14,095)	$(1,739)	$4,385

Earnings (loss) per share (in US$):
As reported—basic	$(0.28)	$0.03	$0.13
As reported—diluted	(0.28)	0.03	0.12
Pro-forma—basic	(0.28)	(0.03)	0.09
Pro-forma—diluted	(0.28)	(0.03)	0.08

(See Note 19, “Shareholders’ Equity and Share Options,” for the assumptions and methodology used to determine the fair value of stock-based compensation.)

For the years ended December 31, 2003 and 2004, pro-forma diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since we incurred a pro-forma net loss for the respective years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retirement Plan and Net Periodic Pension Cost

Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report.

Under the defined contribution pension plan, net periodic pension cost is recognized as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances, excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is recorded as a component of shareholders’ equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, as well as unrealized gains and losses on marketable securities.

Accounting for Income Taxes

We have adopted FAS No. 109, “Accounting for Income Taxes,” (FAS 109). Under FAS 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

Earnings (Loss) Per Share

We compute earnings (loss) per share in accordance with FAS No. 128, “Earnings Per Share,” (FAS 128). Under the provisions of FAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and stock options, are included in the computation of diluted earnings or loss per share to the extent such shares are dilutive.

Minority Interest

Minority interest consists of 100% of the common stock of UIM held by outside shareholders. UIM was deemed a VIE as defined by FIN 46(R) and our Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), we have incorporated the results of UIM into our 2004 and 2005 Consolidated Financial Statements, even though we own none of UIM’s equity. (See Note 3, “Variable Interest Entity,” for more information.) Prior to the sale of the music distribution business on September 29, 2005, minority interest also consisted of 41.42% of the common stock of G-Music Limited held by outside shareholders; subsequent to the divestiture of G-Music Limited, related minority interest income is included in discontinued operations. Prior to February 2004, minority interests also included 5% ownership of GigaMusic.com Limited (GigaMusic) held by EMI Music Asia (EMI), a division of EMI Group Hong Kong Limited. In February 2004, EMI returned its 5% ownership in GigaMusic to our Company.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassification

The presentation of certain prior years’ information has been reclassified to conform with current year presentations.

Recent Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123(R), “Share-Based Payment,” (FAS 123 (R)). FAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair-value method, and eliminates the ability to account for these instruments under the intrinsic-value method prescribed by APB Opinion No. 25, which was allowed under the original provisions of FAS 123. FAS 123(R) requires the use of an option-pricing model for estimating fair value, which is amortized to expenses over the requisite periods. The requirements of FAS 123(R) were effective for interim periods beginning after June 15, 2005. The Securities and Exchange Commission (SEC) has postponed the effective date of FAS 123(R), giving companies more time to develop their implementation strategies. Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. We adopted this new standard on January 1, 2006, using the modified prospective method and the Black-Scholes valuation model. Because our Company had not recorded any compensation cost in its Statement of Operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. Our adoption of FAS 123(R) may have a material impact on our net income and net income per share.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (FAS 154), a replacement of Accounting Principles Board (APB) Opinion No. 20 and FAS No. 3. FAS 154 changes the requirement for the accounting for and reporting of a change in accounting principles. FAS 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of FAS 154 will be effective for accounting changes made in fiscal years beginning after December 15, 2005. It is not expected that FAS 154 will have a material effect on our Consolidated Financial Statements.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 generally applies to long-lived assets and requires a liability to be recognized for a conditional asset retirement obligation if the fair value of that liability can be reasonably estimated. A conditional asset retirement obligation is defined as a legal obligation to perform an activity associated with an asset retirement in which the timing and/or method of settlement are conditional on a future event that may or may not occur or be within the control of the company. A liability should be recognized when incurred (based on its fair value at that date), which generally would be upon the acquisition or construction of the related asset. Upon recognition, the offset to the liability would be capitalized as part of the cost of the asset and depreciated over the estimated useful life of that asset. FIN 47 is effective no later than December 31, 2005. We adopted FIN 47 in the fourth quarter of 2005 without material effect on our financial position or results of operations.

In September 2005, the Emerging Issues Task Force (EITF) ratified EITF 04-13 (EITF 04-13), “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” This issue addresses the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction and whether there are circumstances under which such non-monetary exchanges should be accounted for at fair value. The adoption of EITF 04-13 is effective for new or modified agreements for fiscal periods beginning after March 15, 2006. It is not expected that EITF 04-13 will have a material effect on our Company’s Consolidated Financial Statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2005, FASB Staff Position (FSP) 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other-than-temporary and recognizing impairment losses equal to the difference between the investment’s cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. We do not anticipate the amendment will have a material effect on our financial statements.

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155). FAS 155 amends Financial Accounting Standards Board Statements No. 133 and 140. The statement applies to certain hybrid financial instruments, which are instruments that contain embedded derivatives. The new standard establishes a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives or are hybrid financial instruments containing embedded derivatives requiring bifurcation. This new standard also permits an election for fair value re-measurement of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under Financial Accounting Standards Board Statement No. 133. The fair value election can be applied on an instrument-by-instrument basis to existing instruments at the date of adoption and can be applied to new instruments on a prospective basis. It is not expected that FAS 155 will have a material effect on our Company’s Consolidated Financial Statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 2. EARNINGS (LOSS) PER SHARE

	For the years end December 31,
	2003	2004	2005
	(in US$ thousands, except per share figures)
Weighted average outstanding shares
Basic	50,154	50,154	50,312
Effect of dilutive securities Employee stock options	—	1,547	4,747

Diluted	50,154	51,701	55,059

Income (loss) from continuing operations	$(9,799)	$1,253	$6,490
Income (loss) from discontinued operations, net of taxes	(4,296)	429	(154)

Net income (loss)	$(14,095)	$1,682	$6,336

Earnings (loss) per share
Basic
Continuing operations	$(0.20)	$0.02	$0.13
Discontinued operations	(0.08)	0.01	—

	$(0.28)	$0.03	$0.13

Diluted
Continuing operations	$(0.20)	$0.02	$0.12
Discontinued operations	(0.08)	0.01	—

	$(0.28)	$0.03	$0.12

For the year ended December 31, 2003, diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since we incurred a net loss for 2003.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46. In April of 2004, our Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s entertainment software operations. The contract allows for us to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. The percentage of gross receipts varies depending upon the software and support services selected by UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we were a primary beneficiary of a software licensee, UIM. As a result of the determination by our Company that GigaMedia is a primary beneficiary of UIM, we have incorporated the results of UIM into our 2004 and 2005 Consolidated Financial Statements, even though we own none of UIM’s equity. UIM’s net assets as of December 31, 2004 and 2005 were approximately $414 thousand and $564 thousand, respectively, and the consolidation of UIM resulted in an increase in assets and liabilities of approximately $1.6 million and $1.2 million in 2004, respectively, and $3.6 million and $3.1 million in 2005, respectively.

NOTE 4. DIVESTITURE

In September 2005, we completed the sale of our land-based music distribution business. The transaction price, net of transaction costs, was $5.02 million. The cash proceeds, net of transaction costs and cash transferred, was $3.25 million. Results for the music distribution operations are reported as discontinued operations in each of the periods presented in the Consolidated Financial Statements. In 2005, such amount was negative $154 thousand, which included an operating loss of $1.07 million and a gain on the sale of the business of $911 thousand. (See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policy” for the “Basis of Presentation” for the discontinued operation.)

Summarized select financial information for discontinued operations is as follows:

	2003	2004	2005
	(in US$ thousands)
Revenue	$75,839	$66,975	$37,907

Income (loss) before tax and minority interest income	$(7,405)	$752	$(1,861)

Income tax (benefit)/expense	$3	$5	$(1)

Minority interest income (loss)	$(3,112)	$318	$(796)

Income (loss) from discontinued operations	$(4,296)	$429	$(154)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5. ACQUISITIONS

Acquisition—CESL

On April 1, 2004, GigaMedia acquired, through GigaMedia International Limited (GMIL), a wholly-owned subsidiary of our Company, all of the issued and outstanding shares of Grand Virtual, Inc. and selected affiliates in a private transaction for an all-cash consideration of $32.5 million, excluding related transaction costs. Subsequent to the acquisition, GMIL was renamed Cambridge Entertainment Software Limited. CESL is a software developer and support service provider. CESL develops software for online entertainment services. As a software developer and support service provider, CESL offers software solutions for online entertainment, which it licenses under a software license and support service contract. The acquisition of CESL strengthened our Company’s diversified entertainment product portfolio and revenue base. CESL’s software provides GigaMedia a secure, scalable technology platform that can be used to provide a range of entertainment services and develop highly efficient business models. These factors, among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. As a result, we recorded goodwill of $29.4 million, which was assigned to the entertainment software segment and is non-deductible for tax purposes.

Upon the closing of the acquisition, results of operations of CESL were included in our Consolidated Financial Statements under the entertainment software business. The identified intangible assets are being amortized on a straight-line basis over their useful lives and the overall weighted-average life is 3.85 years.

The purchase price allocation of the acquisition was shown as follows:

	Amount	Amortization life (in years)
	(in US$ thousands)
Cash acquired	$21
Accounts receivable	1,186
Other current assets	127
Fixed assets/non-current assets	450
Intangible assets
Completed technology	1,300	3
Trade name and trademark	700	10
Non-competition agreement	200	5
Others	373	2-4
Goodwill	29,398	N/A

Total assets acquired	33,755

Current liabilities	(573)
Noncurrent liabilities	(364)

Total liabilities assumed	(937)

Total purchase price	$32,818

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro-forma information presents a summary of the results of operations of our Company as of December 31, 2003 and 2004 as if the acquisition had occurred on January 1, 2003 and 2004.

	Year ended December 31
	2003	2004
	(in US$ thousands, except per share figures)
	Unaudited
Net revenue	$106,776	$102,668
Income (loss) from operations	(8,374)	4,440
Net income (loss)	(8,298)	3,103
Basic earnings (loss) per share	(0.17)	0.06
Diluted earnings (loss) per share	(0.17)	0.06

The above unaudited pro-forma financial information includes adjustments for the amortization and depreciation of identified assets.

NOTE 6. GOODWILL

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Balance as of January 1,	$731	$—	$29,607
Acquisitions	—	29,607	—
Impairment	(738)	—	—
Post-acquisition adjustments	—	—	(364)
Translation adjustment	7	—	—

Balance as of December 31,	$—	$29,607	$29,243

Goodwill is tested annually for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is an operating segment, or a component of an operating segment, as defined in FAS 142.

Following the acquisition of our music distribution business in 2002, we determined that the goodwill of our music distribution business was impaired due to a general market downturn. We therefore recorded goodwill impairment losses of $738 thousand in 2003. Such impairment losses were determined based on an independent appraiser’s report. The goodwill carrying amount was completely written off at December 31, 2003.

The increase in goodwill for the year ended December 31, 2004 was a result of the acquisition of CESL’s subsidiaries and the subsequent adoption of FIN46 (R). (See Note 5, “Acquisitions,” for additional information.) No impairment of goodwill has been identified during 2004 and 2005.

In connection with our 2004 income tax filing, we reduced goodwill by $364 thousand as a result of a change in estimates concerning the ultimate tax treatment of the acquisition under FAS 109.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7. INTANGIBLE ASSETS—NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2004
	Gross carrying amount	Accumulated amortization	Net
	(in US$ thousands)
Brand names	$4,758	$(793)	$3,965
Distribution channel	3,370	(1,685)	1,685
Completed technology	1,300	(325)	975
Trade name trademark and non-competition agreement	900	(83)	817
Capitalized software cost	1,150	(279)	871
Other	65	(6)	59

Total	$11,543	$(3,171)	$8,372

	December 31, 2005
	Gross carrying amount	Accumulated amortization	Net
	(in US$ thousands)
Completed technology	$1,300	$(758)	$542
Trade name trademark and non-competition agreement	900	(193)	707
Capitalized software cost	2,155	(753)	1,402
Other	66	(13)	53

Total	$4,421	$(1,717)	$2,704

We amortize the cost of intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The net carrying amount of intangible assets decreased by $5.7 million for the year ended December 31, 2005, primarily due to the divestiture of the music distribution business.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2003, 2004 and 2005, total amortization expenses of intangible assets were $914 thousand, $1.5 million, and $1.8 million, respectively (including respective amounts of $914 thousand, $941 thousand, and $732 thousand reported in discontinued operations), which included respective amortization of capitalized software costs of $0, $191, and $473 thousand. As of December 31, 2005, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Amount (in US$ thousands)
2006	$1,171
2007	776
2008	347
2009	87
2010	77

$2,458

NOTE 8. IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

Due to rapid technological development in broadband Internet access services and our Company’s related decision to phase out one-way Internet access services, we disposed of certain broadband and communication equipment in 2003. Accordingly, we compared the carrying amount of one-way broadband equipment with undiscounted future net cash flows expected to be generated by these assets over their remaining lives and deemed that the equipment was unrecoverable and impaired. Therefore, for the year ended December 31, 2003, we recorded impairment charges of $1.6 million, measured as the amount by which the carrying value exceeded the fair value of this equipment based on quoted market prices in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assessed potential impairment of our property, plant and equipment and deemed no write-down was required at the balance sheet dates of 2004 and 2005.

NOTE 9. CASH AND CASH EQUIVALENTS

	December 31,
	2004	2005
	(in US$ thousands)
Petty cash	$333	$8
Checking and savings accounts	8,292	36,823
Time deposits	4,608	4,900

Total	$13,233	$41,731

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10. MARKETABLE SECURITIES—CURRENT

	December 31,
	2004		2005
	Amount	Percentage held	Amount	Percentage held
	(in US$ thousands)
Available-for-sale securities
Debt securities within one year	$3,514	—	$4,957	—
Open-end funds	30,770	—	12,655	—
Equity Securities—Gamania Digital Entertainment Co., Ltd. (Gamania)	—	—	2,792	3.34

Total	$34,284		$20,404

Marketable securities-current are classified as available-for-sale. As of December 31, 2004 and 2005, the balances of unrealized gains for marketable securities—current were $577 and $276 thousand, respectively. During 2003, 2004 and 2005, realized gains from disposal of marketable securities—current amounted to $488 thousand, $351 thousand, and $850 thousand, respectively.

The following table summarizes the unrealized losses and fair value of our investments with unrealized losses that were not deemed to be other-than-temporarily impaired at December 31, 2005:

	Less than 12 months
	Fair Value	Unrealized Losses
	(in US$ thousands)
Debt securities
Freddie Mac N1206	$4,957	$(36)

The unrealized losses on the debt securities were primarily caused by higher interest rates. We expect that these unrealized losses are not other-than-temporary, and have the intent to hold these securities with unrealized losses until a recovery of fair value.

On December 21, 2005, our Company entered into an agreement with an independent third party JSDWAY Digital Technology Co., Ltd (JSDWAY) regarding the purchase and sale of shares of Gamania owned by us. (See Note 22, “Commitments and Contingencies.”) From the period December 21, 2005 to December 20, 2006, we granted JSDWAY an option to buy, at NT$18.70 per share, a total of 4,905 thousand common shares of Gamania owned by our Company, and JSDWAY granted us an option to sell to JSDWAY, at NT$18.70 per share, the Gamania shares owned by our Company. JSDWAY also provided a deposit to our Company to guarantee fulfillment of its payment obligations under the aforementioned agreement. Due to this arrangement with JSDWAY, the Gamania securities have been classified as marketable securities—current and marked to market at NT$18.70 per share.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11. NOTES AND ACCOUNTS RECEIVABLE—NET

	December 31,
	2004	2005
	(in US$ thousands)
Notes and accounts receivable	$8,446	$8,127
Less: Allowance for doubtful accounts	(2,050)	(1,684)

Net	$6,396	$6,443

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Allowance for doubtful accounts
Balance at beginning of year	$1,556	$1,731	$2,050
Additions: Bad debt expenses	156	247	203
Less: Write-off	(18)	(73)	—
Divestiture—Music distribution business	—	—	(489)
Translation adjustment	37	145	(80)

Balance at end of year	$1,731	$2,050	$1,684

NOTE 12. INVENTORIES—NET

	December 31,
	2004	2005
	(in US$ thousands)
Cable modems	$1,686	$100
Merchandise	10,714	12

Subtotal	12,400	112
Less: Allowance for inventory market value decline and obsolescence	(1,912)	(54)

Total	$10,488	$58

The net carrying amount of inventories decreased by $10.4 million for the year ended December 31, 2005, primarily due to the divestiture of the music distribution business.

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Allowance for inventory market value decline and obsolescence
Balance at beginning of year	$1,294	$2,080	$1,912
Additions: Charges for (reversal of) inventory market value decline and obsolete items	3,169	(300)	33
Reductions: Written-off allowance for inventory market value decline and obsolescence	(2,423)	—	(1,554)
Divestiture—Music distribution business	—	—	(298)
Translation adjustment	40	132	(39)

Balance at end of year	$2,080	$1,912	$54

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A significant portion of our total gross merchandise as of December 31, 2004 was returnable to vendors, subject to certain terms and conditions. Charges for (reversal of) inventory market value decline and obsolete items are a component of operating costs.

NOTE 13. MARKETABLE SECURITIES—NONCURRENT

	December 31,
	2004		2005
	Amount	Percentage held	Amount	Percentage held
	(in US$ thousands)
Equity Securities:
Gamania	$2,893	3.32	$—	—
Rock Internet Corporation (RIC)	—	4.35	—	—
Rock Mobile (Cayman) Corporation (RMC)	—	—	—	1.04

Total	$2,893		$—

Marketable securities—noncurrent are classified as available-for-sale, of which the investment in Gamania shares was classified as marketable securities—current as of December 31, 2005, as a result of our agreement with JSDWAY regarding the purchase and sale of Gamania shares. (See Note 10, “Marketable Securities—Current.”) On December 31, 2004, the market price of Gamania shares had been below our carrying cost for an extended period of time; therefore, we recorded an other-than-temporary loss of $1.8 million. As of December 31, 2004, the balance of unrealized losses was $0.

The investment in RIC was accounted for under the cost method. In 2003, this investment was considered impaired due to the downturn in the Internet industry and the significant operating loss incurred by RIC. Impairment losses of $1.7 million were recognized in 2003 and the investment balance was written down to $0 as of December 31, 2003.

On December 31, 2005, we exchanged all of our three million RIC shares for 646,859 ordinary shares of RMC, a company headquartered in Mainland China that provides music-related digital entertainment content and services through mobile networks and telecommunication devices. RIC had a 24.02% effective beneficial shareholding in RMC before the share exchange. Our effective shareholding ownership in RMC was 1.04%. After the share exchange, we hold an approximate 1.04% direct shareholding in RMC.

The share exchange was entered into without a change of interest in substance. In accordance with FASB Technical Bulletin No. 85-55, we account for our ownership in RMC after the exchange based on its existing carrying cost of $0.

NOTE 14. DEFERRED ASSETS

	December 31,
	2004	2005
	(in US$ thousands)
Royalty and license fees	$115	$36
Network setup cost	186	11
Other	48	44

Total	$349	$91

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred assets are stated at cost and amortized on a straight-line basis over the following periods: royalty and license fees, one to three years; network setup cost, five years. Network setup cost is comprised of costs incurred in setting up the leased network.

NOTE 15. RESTRICTED CASH

Restricted cash recorded in current assets as of December 31, 2004 consisted of the following:

(in US$ thousands)
Restricted cash-current assets
Time deposit pledged to Hua Nan Commercial, China Trust Commercial and Ta Chong Bank as a guarantor for inventory purchases	$1,290
Time deposit pledged to Hua Nan Commercial Bank for refundable deposit maturing on January 14, 2005	19
Funds restrained by preliminary injunction from court for a lease lawsuit	197

Total	$1,506

As of December 31, 2005, we had no restricted cash. The elimination of restricted cash totaling $1.5 million was a result of the divestiture of the music distribution business.

NOTE 16. SHORT-TERM LOANS

Name	Nature	Weighted-average interest rate	December 31,
			2004	2005
			(in US$ thousands)
United Advertising Company, Ltd.	Unsecured loans	4%	$284	$—

NOTE 17. OTHER CURRENT LIABILITIES

	December 31,
	2004	2005
	(in US$ thousands)
Unearned revenues	$2,409	$2,434
Player account balances	641	2,087
Other	852	1,724

Total	$3,902	$6,245

Unearned revenues include advanced payment receipts related to Internet access services. Revenues from these advanced payment receipts are amortized over the relevant subscription period.

Player account balances are player deposits associated with UIM’s operation of its online entertainment business. The change in aggregate player account balances is recognized monthly as a reduction to revenue. Player accounts inactive for one year or more are forfeited, effectively resulting in revenue upon the forfeiture date.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who elect to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on years of service and average salaries or wages for the six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. The following tables set forth the actuarial assumptions of our defined benefit pension plan:

	2004	2005
	(in US$ thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$1,105	$941
Divestitures of music distribution business	—	(328)
Service cost	249	88
Interest cost	39	21
Plan participants’ contribution	—	—
Actuarial gain	(518)	(255)
Benefits paid	—	—
Exchange diff.	66	(18)

Benefit obligation at end of year	$941	$449

Effective January 1, 2004, our subsidiary KBT adopted FAS No. 87, “Employers’ Accounting for Pensions,” (FAS 87). According to an independent actuarial valuation, the adoption of FAS 87 resulted in an increase in the pension benefit obligation of $86 thousand as of January 1, 2004.

	2004	2005
	(in US$ thousands)
Change in plan assets
Fair value of plan asset at beginning of year	$—	$—
Actual return on plan assets	—	—
Employer contribution	—	—
Plan participants’ contributions	—	49
Benefit paid	—	—

Fair value of plan asset at end of year	$—	$49

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2005
	(in US$ thousands)
Funded status	$(941)	$(399)
Unrecognized net actuarial gain	(724)	(461)
Unrecognized prior service cost	348	—
Unrecognized transition obligation	149	82

Net amount recognized	$(1,168)	$(778)

Amounts recognized in the statement of financial position consisted of the following:

	Pension Benefits
	2004	2005
	(in US$ thousands)
Accrued benefit cost	$(1,184)	$(811)
Deferred pension cost (other assets)	16	33
Accumulated other comprehensive income	—	—

Net amount recognized	$(1,168)	$(778)

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	2004	2005
	(in US$ thousands)
Projected benefit obligation	$(941)	$(449)
Accumulated benefit obligation	(500)	(364)
Fair value of plan assets	—	49

The net periodic benefit cost for the plans included the following components:

	2003	2004	2005
	(in US$ thousands)
Service cost	$218	$249	$88
Interest cost	35	39	21
Expected return on plan assets	—	—	—
Amortization of transition obligation	5	8	4
Amortization of prior service cost	27	28	—
Amortization of net (gain) loss	(11)	(15)	(20)

Net periodic benefit cost	$274	$309	$93

Assumptions

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at December 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
Discount rate	3.50%	3.50%	3.50%
Rate of return on plan assets	N/A	N/A	3.50%
Rate of compensation increase	3.00%	3.00%	1.00%

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Starting July 1, 2005, we have contributed an amount equal to 2% of the salaries and wages paid by GigaMedia to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Under R.O.C regulations, government authorities will then collect the Fund as a Labor Retirement Fund and determine asset allocations and investment policy. Our Company makes pension payments from the Fund first and if the Fund is not sufficient, we make payments from internal funds as payments become due. We maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $99 thousand to our pension fund in 2006. The benefits expected to be paid from 2005 through 2010 are $0, and in aggregate from 2011 to 2015 are $57 thousand.

Defined Contribution Pension Plan

Pursuant to the New “Labor Pension Act” enacted on July 1, 2005, our Company set up a defined contribution pension plan for the employees located in Taiwan. For domestic employees who elect to participate in the defined contribution pension plan, we contribute an amount no less than 6% of the employees’ salaries and wages paid each month to the employees’ individual pension accounts at the Bureau of Labor Insurance. Benefits accrued are portable upon termination of service. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

We have also provided a defined contribution plan for employees located in North America. Participants under the age of 50 are allowed to defer up to $10 thousand of their annual compensation to the plan, whereas participants over the age of 50 are allowed to defer up to $12 thousand annually. CESL contributes an amount equal to the lesser of 3% of the participant’s compensation or 100% of the amount deferred by the employee.

The defined contribution expenses pursuant to the plans in Taiwan and North America for the years ended December 31, 2004 and 2005 were $42 thousand and $216 thousand, respectively. The plans are fully funded, except for $50 thousand accrued at the end of 2005. The accrual was funded in February 2006.

NOTE 19. SHAREHOLDERS’ EQUITY AND SHARE OPTIONS

As of December 31, 2005, the authorized capital of our Company was $30.81 million (NT$1,000 million), represented by 100 million common shares with par value of NT$10 per share. As of December 31, 2005, there were 50,343,642 common shares issued and outstanding.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2005, the legal reserves of Hoshin GigaMedia, which represent a component of our accumulative deficits, were $339 thousand. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the issued capital stock of Hoshin GigaMedia.

1999 Share Option Plan

During 1999, we adopted the GigaMedia Limited 1999 Employee Share Option Plan (the 1999 Plan). Pursuant to the 1999 Plan, 1,111,440 options with an exercise price of $24.30 and 836,470 options with an exercise price of $15.00 were granted before end of the financial year 2000. All options granted under the 1999 plan expired on or before December 17, 2005 without exercising.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002 Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the 2002 Plan) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase three million shares of our common stock were granted and exercisable upon granting at an exercise price of $0.79 pursuant to the 2002 Plan. The expiration date of the options is June 29, 2014.

2004 Share Purchase Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the 2004 ESPP) under which up to two million common shares of our Company have been reserved for issuance. Pursuant to the 2004 ESPP, we have offered our shares to qualified employees at favorable conditions and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by us or our subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately $1.39 per share.

2004 Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the 2004 Plan) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

In August 2004, options to purchase 5,462,530 shares of our Company’s common stock were granted at an exercise price of $0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. By the end of 2005, 95,000 options were cancelled, and the number of outstanding options under the first vesting schedule was 3,768,888 options. In accordance with the terms of the second vesting schedule, 1,598,642 options were granted, of which 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options are vested 399,661 options per year from the grant date. By the end of 2005, 273,185 options were cancelled, and the number of outstanding options under the second vesting schedule was 1,325,457 options.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2005, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of $1.45. In accordance with the terms of the vesting schedule, 25,000 options were vested and exercisable upon granting. The remaining 75,000 options are vested 25,000 options per year from the grant date.

In December 2005, options to purchase 1,805,655 shares of our Company’s common stock were granted at an exercise price of $2.55. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 1,570,655 options were vested and exercisable upon granting. In accordance with the terms of the second vesting schedule, 94,000 options are vested and exercisable in December 2007. The remaining 141,000 options are vested and exercisable in December 2008.

All options granted under the 2004 Plan expire on June 29, 2014.

No options were exercised as of December 31, 2005.

There were no compensation expenses recorded in 2004 and 2005 as a result of options granted in those years as all options were granted to employees at prices equal to or in excess of the common stock market price at the date of grant. There were no options granted in 2003.

The pro-forma disclosures of net income (loss) and earnings (loss) per share required under FAS 123 were disclosed in “Stock-Based Compensation” under Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies.” In computing this pro-forma impact, the fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	For the years ended December 31,
	2003	2004	2005
Option term (years)	5	3.35	3.41
Volatility	41.34%~58.77%	92.94%	53.77%~92.94%
Risk-free interest rate	5.06%~6.2%	2.92%	2.92%~4.33%
Dividend yield	0%	0%	0%
Weighted-average fair value of option granted	0	0.45	0.45~1.08

For options granted prior to December 31, 2004, an analysis of historical volatility was used to develop the estimate of expected volatility. However, with the divestiture of our land-based music distribution business in 2005, we do not believe historical stock price volatility is representative of our future stock trends. Therefore, for options granted during 2005, we applied the concept of “mean-reversion tendency” and excluded the period during which the divested business accounted for the majority of volatility for the estimate of expected volatility, which was calculated by weight-averaging the adjusted historical volatility of GigaMedia and the average mean volatility of our Company’s peer groups.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Option and grant transactions during the last three years were summarized as follows:

	2003		2004		2005
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1,	$23.50	473	$23.50	473	$2.00	8,844
Options granted	—	—	0.79	8,463	2.49	1,905
Options exercised	—	—	—	—	—	—
Options canceled/expired	—	—	0.79	(92)	15.13	(749)

Balance at December 31,	$23.50	473	$2.00	8,844	$1.11	10,000

Exercisable at December 31,	$23.50	473	$2.18	7,737	$1.09	9,170

The following table sets forth information about stock options outstanding at December 31, 2005:

	Options outstanding		Options currently exercisable
Range of exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Weighted average exercise price	No. of Shares (in thousands)
$0.79	8,094	8.49 years	$0.79	7,574
$1.45	100	8.49 years	$1.45	25
$2.55	1,806	8.49 years	$2.55	1,571

	10,000			9,170

NOTE 20. INCOME TAXES

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Income (loss) from continuing operations before income taxes
U.S. operations	$—	$(4,392)	$516
Non-U.S. operations	(9,675)	5,724	6,560

Total income (loss) from continuing operations before income taxes	$(9,675)	$1,332	$7,076

Income tax provision (benefit) from continuing operations by geographic operation is as follows:

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
U.S. operations	$—	$(88)	$304
Non-U.S. operations	139	4	132

	$139	$(84)	$436

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

	For the years ended December 31,
	2003	2004	2005
	( in US$ thousands)
U.S. federal
Current	$—	$7	$233
Deferred	—	(19)	17

	—	(12)	250

U.S. state and local:
Current	—	12	60
Deferred	—	(88)	(6)

	—	(76)	54

Non-U.S. :
Current	139	4	132
Deferred	—	—	—

	139	4	132

Total income tax provisions (benefit)	$139	$(84)	$436

A reconciliation of the Company’s continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Federal statutory rate	34.00%	34.00%	34.00%
State and local—net of federal tax benefit	—	6.27%	6.27%
Foreign tax differential	(9.00)%	(9.00)%	(9.00)%
Valuation allowance for deferred tax assets	(25.00)%	(25.00)%	(25.00)%
Other	(1.44)%	(12.58)%	(0.11)%

Effective rate	(1.44)%	(6.31)%	6.16%

The provision for income taxes attributable to discontinued operations is as follows:

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Provision on income from discontinued operations	$3	$5	$(1)

Provision on gain on disposal of discontinued operations	$—	$—	$—

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	December 31,
	2004	2005
	(in US$ thousands)
Deferred tax assets:
Net operating loss carryforwards	$20,990	$9,458
Organization costs	1	—
Unrealized foreign exchange (gain) loss	9	3
Allowance for inventory market value decline and obsolete items	741	14
Allowance for doubtful accounts	381	400
Pension expense	191	197
Investment credits	186	175
Property, plant & equipment	—	149
Accrued expenses	47	—

	22,546	10,396
Less: valuation allowance	$(22,499)	$(10,396)

Deferred tax assets—net	$47	$—

	December 31,
	2004	2005
	(in US$ thousands)
Deferred tax liabilities:
Property, plant & equipment	$(55)	$11
Intangible assets	(331)	—
Others	—	(5)

Deferred tax liabilities—net	$(386)	$6

	For the years ended December 31,
	2003	2004	2005
	(in US$ thousands)
Valuation allowance:
Balance at beginning of year	$19,514	$21,316	$22,499
Additions: charged to (realization of) valuation allowance	1,354	(336)	(5,863)
Divestiture	—	—	(5,405)
Exchange difference	448	1,519	(835)

Balance at end of year	$21,316	$22,499	$10,396

We do not believe that sufficient objective, positive evidence currently exists to conclude that realization of deferred tax assets is more likely than not since our broadband ISP operations face slow market growth and strong market competition. As a result, we have provided a valuation allowance covering substantially all of the deferred tax assets arising from our broadband ISP operations in Taiwan.

In 2005, we applied for investment tax credits and research and development tax credits.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at December 31, 2005, we had net operating loss carryforwards of approximately $37.8 million, arising from our broadband ISP operations in Taiwan. Currently, the net operating loss can be carried forward for five years. A breakdown of the expiration of GigaMedia’s net operating loss carryforwards is as follows:

Year incurred	Amount	Expiring year
	(in US$ thousands)
2001	$25,655	2006
2002	8,468	2007
2003	3,437	2008
2004	271	2009

Total	$37,831

NOTE 21. RELATED PARTY TRANSACTIONS

In the course of operating our business, we provide Internet access services to, or sources services from, our Company’s business partners. These partners include companies in which we hold an interest, and companies with which members of the Board, senior managers of our Company, and our major shareholders or beneficial owners of our major shareholders are associated. Business with such companies was not material from the viewpoint of our Company.

Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

The chairman of China Trust Commercial Bank was one of our directors in 2004 and in 2005. As of December 31, 2004 and 2005, we had deposits in China Trust Commercial Bank, in the amount of $2,981 thousand and 31.7 million, respectively.

On March 31, 2004, we entered into an agreement with our major shareholder, Best Method Limited, and a former major shareholder, JKK, Inc., with regard to a warrant issued to Microsoft Corporation by GigaMedia. In September 2004, Microsoft Corporation returned the warrant unexercised. As a result, the Company transferred the book value of the warrant of $48.7 million to additional paid-in capital.

NOTE 22. COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

We lease certain offices and stores under lease agreements that expire at various dates through 2010. One of the lease agreements, which expires in 2008, provides for a three-year renewal option; two of them, which both expire in 2010, provide for a 10-year renewal option. The following is a schedule of future minimum lease payments required under these operating leases, as of December 31, 2005:

Year	Amount (in US$ thousands)
2006	$1,823
2007	974
2008	277
2009	44
2010 and after	44

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expense for the above operating leases amounted to $7.3 million, $7.1 million and $5.3 million for the years ended December 31, 2003, 2004 and 2005, respectively (including respective amounts of $6.4 million, $5.9 million, and $3.4 million reported in discontinued operations).

(b) Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 23, “Litigation,” for additional information.)

(c) Put-Call Option Agreement

On December 21, 2005, our wholly-owned subsidiary, Hoshin GigaMedia, entered into a Put-Call Option Agreement with JSDWAY. As of the date of the Put-Call Option Agreement, Hoshin GigaMedia owns 4,905,000 common shares (Put-Call Shares) of Gamania. According to the Put-Call Option Agreement, JSDWAY granted Hoshin GigaMedia an option to sell to JSDWAY the Put-Call Shares at the price of NT$18.7 per share exercisable before December 21, 2006, and Hoshin GigaMedia granted JSDWAY an option to buy from Hoshin GigaMedia the Put-Call Shares at the price of NT$18.7 per share exercisable before December 21, 2006. As of December 31, 2005, neither Hoshin GigaMedia nor JSDWAY had exercised the Put-Call Option Agreement. (See Note 10, “Marketable Securities—Current.”)

NOTE 23. LITIGATION

a.	In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against our Company in connection with the initial public offering of our stock.

The complaint alleged that we violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to Gigamedia, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion. Discovery is now commencing.

In June 2004, the plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement to the judge during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include: 1) the insurers of the issuers will provide an undertaking to guarantee that plaintiffs will recover a total of $1 billion; 2) the insurers will pay up to $15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants. That is, if plaintiffs are successful in recovering more than $1 billion from the underwriters, the issuer defendants will not be obligated to pay any additional amounts. If the plaintiffs recover less than $1 billion from the underwriters, the insurers will pay the deficit between $1 billion and the amount received from the underwriters.

On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. In July 2005, the settling parties reached agreement and submitted modifications to the settlement agreement in accordance with the court’s opinion.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Neither we nor our legal counsel are able to assess the likelihood of the outcome and can determine as to the amount or range of potential loss, if any. We have entered into an annually renewable insurance policy with American Insurance Group with $10 million of liability coverage in which our Company is required to pay a $500 thousand deductible. We recorded a provision of $500 thousand in 2003, representing our deductible amount, related to these claims. In 2005, our legal counsel advised that it is unlikely that we will have to pay any remaining, unused portion of our deductible with respect to the claims. Accordingly, we reversed the provision of $500 thousand in 2005. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

The court will hold a fairness hearing on April 24, 2006 on the proposed settlement and subsequently will decide whether to grant final approval to the settlement agreement. The settlement agreement is subject to the approval of the court. If the judge does not grant final approval of the settlement agreement, we will vigorously defend ourself against the class action lawsuit.

b.	On February 21, 2005, we entered into a final settlement agreement (the Settlement) with Alfy, Inc. (ALFY) to resolve royalty payment issues arising from certain agreements, including a development agreement and license, dated January 29, 2001 and an amendment to the development agreement and license, dated September 25, 2001 (together referred to as the License Agreements). Pursuant to the final Settlement, ALFY agreed to early termination of the License Agreements and to reduce the total minimum guaranteed royalty payment to $100 thousand. Revenue produced from licensed ALFY content significantly decreased after 2002, and the cost to localize, maintain, and update the licensed ALFY content site became burdensome to us. By entering into the final settlement agreement, we eliminated future minimum guaranteed royalty payments and maintenance costs.

NOTE 24. SEGMENT INFORMATION

Segment data

Subsequent to the sale of the music distribution business in 2005, we realigned our reportable business segments. In compliance with FAS 131 “Disclosures about Segments of an Enterprise and Related Information,” we have identified reportable segments: an entertainment software business segment, and a broadband ISP business segment. The entertainment software business segment mainly derives its revenues from online games of chance and skill. The broadband ISP business segment mainly derives its revenues from Internet-related services.

Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Management measures the performance of each segment based on several metrics, including income or loss from operations. The entertainment software business segment includes the financial conditions and results of CESL and the operations of UIM, which was consolidated as a result of applying FIN 46(R). (See Note 3, “Variable Interest Entity,” to the Consolidated Financial Statements included herein.) CESL develops, licenses and provides support services for software used within the online entertainment industry. UIM operates online entertainment activities. Revenues from the entertainment software business segment are derived from online games of skill and chance and are presented net of end-user winnings.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2003, 2004 and 2005:

	Broadband ISP	Entertainment Software	Total
	(in US$ thousands)
2003:
Segment profit or loss:
Net revenue from external customers	$19,513	$—	$19,513

Impairment loss on property, plant and equipment	$1,557	$—	$1,557

Loss from operations	$5,490	$—	$5,490

Interest income	$227	$—	$227

Interest expense	$—	$—	$—

Gain on sales of marketable securities	$488	$—	$488

Foreign exchange gain (loss)	$(362)	$—	$(362)

Depreciation	$4,633	$—	$4,633

Amortization, including intangible assets	$1,253	$—	$1,253

Income tax expenses	$139	$—	$139

Segment assets:
Additions to property, plant and equipment	$1,724	$—	$1,724

Total assets	$70,451	$—	$70,451

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Broadband ISP	Entertainment Software	Total
	(in US$ thousands)
2004:
Segment profit or loss:
Net revenue from external customers	$21,390	$11,454	$32,844

Income from operations	$959	$2,777	$3,736

Interest income	$45	$6	$51

Interest expenses	$—	$4	$4

Gain on sales of marketable securities	$1,222	$—	$1,222

Foreign exchange gain (loss)	$533	$8	$541

Other-than-temporary loss on marketable securities	$(1,833)	$—	$(1,833)

Depreciation	$3,895	$267	$4,162

Amortization, including intangible assets	$1,060	$521	$1,581

Income tax expenses (benefit)	$—	$(87)	$(87)

Segment assets:
Additions to property, plant and equipment	$1,866	$567	$2,433

Additions to intangible assets	$—	$3,327	$3,327

Additions to goodwill	$—	$29,607	$29,607

Total assets	$29,861	$38,476	$68,337

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Broadband ISP	Entertainment Software	Total
	(in US$ thousands)
2005:
Segment profit or loss:
Net revenue from external customers	$21,676	$22,511	$44,187

Income from operations	$2,123	$5,957	$8,080

Interest income	$5	$92	$97

Interest expenses	$—	$—	$—

Gain on sales of marketable securities	$466	$—	$466

Foreign exchange gain (loss)	$(144)	$9	$(135)

Other-than-temporary loss on marketable securities	$—	$—	$—

Depreciation	$3,651	$266	$3,917

Amortization, including intangible assets	$413	$1,023	$1,436

Income tax expenses (benefit)	$110	$325	$435

Segment assets:
Additions to property, plant and equipment	$1,782	$474	$2,256

Additions to intangible assets	$—	$1,005	$1,005

Additions to goodwill	$—	$—	$—

Total assets	$31,344	$45,413	$76,757

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliations of segment information to GigaMedia consolidated totals were as follows:

	2003	2004	2005
	(in US$ thousands)
Income (loss) from operations:
Total segments	$(5,490)	$3,736	$8,080
Adjustment*	(1,602)	(1,261)	(3,714)

Total GigaMedia consolidated	$(7,092)	$2,475	$4,366

Interest income:
Total segments	$227	$51	$97
Adjustment*	120	89	314

Total GigaMedia consolidated	$347	$140	$411

Gain on sales of marketable securities:
Total segments	$488	$1,222	$466
Adjustments*	—	8	384

Total GigaMedia consolidated	$488	$1,230	$850

Foreign exchange gain (loss):
Total segments	$(362)	$541	$(135)
Adjustments*	(275)	(1,306)	286

Total GigaMedia consolidated	$(637)	$(765)	$151

Income tax benefit (expense):
Total segments	$(139)	$87	$(435)
Adjustments*	—	(3)	(1)

Total GigaMedia consolidated	$(139)	$84	$(436)

Total assets:
Total segments	$70,451	$68,337	$76,757
Adjustment**	49,341	57,640	36,762

Total GigaMedia consolidated	$119,792	$125,977	$113,519

As discussed above, the reportable segments of our Company have been realigned subsequent to the divestiture of the music distribution business. The corresponding items of segment information for 2003 and 2004 have been restated to conform to the current year presentation.
*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.
**	Adjustment items include total corporate assets, the divested music distribution business segment and eliminations.

Major Customers

No single customer represented 10% or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information

Revenue from unaffiliated customers by geographic region is as follows:

	2003	2004	2005
	(in US$ thousands)
Geographic region/country
Taiwan	$19,513	$21,390	$21,676
Canada	—	11,454	22,511

Net long-lived assets by geographic region are as follows:

	December 31,
	2003	2004	2005
	(in US$ thousands)
Geographic region
Asia	$15,636	$14,672	$10,156
North America	—	1,309	1,351
Europe	—	1,797	1,944
Latin America	6,199	35,257	29,243

Total	$21,835	$53,035	$42,694

NOTE 25. SUBSEQUENT EVENTS

a.	On December 19, 2005, our Company entered into a definitive agreement with TWP Corporation to acquire FunTown. On January 2, 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown from TWP Corporation. The total purchase price of approximately $43 million consisted of a cash payment of approximately $27.2 million and convertible notes in the aggregate principal amount of approximately $15 million with a yield to maturity of 0% per annum excluding any contingent interest, representing a valuation premium of $757 thousand as determined by a third-party valuation. The convertible notes were issued on January 1, 2006 by our Company to TWP Corporation, in the aggregate principal amount of approximately NT$494 million ($15 million) with 50% maturing on January 1, 2008 and 50% maturing on January 1, 2009 and were convertible into 4,794 thousand shares of our common stock at $3.1287 per share (The conversion price is subject to adjustment for stock dividend, stock split, reserve stock split, recapitalization, merger, and other dilution.) On January 1, 2006, we pledged our share holdings in Hoshin Gigamedia as collateral for the notes. Direct transaction costs amounting to approximately $107 thousand were included as part of the acquisition cost.

The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on April 1, 2007, which amount will be determined as follows:

(i) If the growth of the pre-tax net income of FunTown in 2006 is 30% or more, an additional payment of $5 million;

(ii) If the growth of the pre-tax net income of FunTown in 2006 is 25% or above but less than 30%, an additional payment of $4.17 million;

(iii) If the growth of the pre-tax net income of FunTown in 2006 is 20% or above but less than 25%, an additional payment of $3.33 million;

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv) If the growth of the pre-tax net income of FunTown in 2006 is 15% or above but less than 20%, an additional payment of $2.5 million; and

(v) If the growth of the pre-tax net income of FunTown in 2006 is less than 15%, no additional payment will be made by GigaMedia.

FunTown is one of the leading casual game platforms in Asia. FunTown generates revenues through access fees and also through the sales of various in-game items. We acquired FunTown in order to enhance our position in the online entertainment market.

The following table summarizes the initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process:

	Amount	Amortization life (in years)
	(in US$ thousands)
Cash acquired	$463
Accounts receivable	3,626
Other current assets	121
Fixed assets/non-current assets	473
Other assets	140
Intangible assets
Trademark	10,795	Indefinite
Customer relationship	5,546	9
Completed technology	2,301	7
Self-developed software and game	1,534	5
Others	73	5
Goodwill	21,532

Total assets acquired	46,604

Total liabilities	(3,589)

Total purchase price	$43,015

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pro forma condensed balance sheet gives effect to the above events as if the acquisition had occurred on December 31, 2005:

GIGAMEDIA LIMITED

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

December 31, 2005

(in thousands)

	As Reported in Accompanying Financial Statements	Pro Forma Adjustments for Subsequent Events		Pro Forma Balance Sheet
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,731	$(26,767	)(1)/(2)	$14,964
Marketable securities—current	20,404			20,404
Notes and accounts receivable—net	6,443	3,626	(1)	10,069
Inventories—net	58			58
Prepaid expenses	274			274
Other current assets	1,294	121	(1)	1,415

Total Current Assets	70,204			47,184

PROPERTY, PLANT AND EQUIPMENT—NET	10,747	473	(1)	11,220

GOODWILL	29,243	21,532	(1)	50,775

INTANGIBLE ASSETS—NET	2,704	20,249	(1)	22,953

OTHER ASSETS	621	140	(1)	761

TOTAL ASSETS	$113,519			$132,893

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$1,427	$255	(1)	$1,682
Accrued compensation	1,194			1,194
Accrued expenses	1,791	576	(1)	2,367
Other current liabilities	6,245	2,758	(1)	9,003

Total Current Liabilities	10,657			14,246

CONVERTIBLE NOTES	—	15,785	(2)	15,785

OTHER LIABILITIES
Refundable deposits	831			831
Deferred tax liabilities	—			—
Accrued pension liabilities	819			819

Total Other Liabilities	1,650			1,650

Total Liabilities	12,307			31,681

MINORITY INTERESTS	564			564

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY	100,648			100,648

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$113,519			$132,893

Notes to Unaudited Pro Forma Balance Sheet as of December 31, 2005
(1)	The adjustments reflect the initial estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.
(2)	The adjustments reflect the cash payment of $27.2 million and issuance of $15 million of convertible notes, with a valuation premium of $757 thousand.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	On March 10, 2006, our wholly-owned subsidiary Hoshin GigaMedia entered into a Subscription Rights Agreement with Wretch Co., Ltd. (Wretch). Wretch is a leading online “community” offering a wide range of community services including Web logs or “blogs”, photo albums and bulletin boards. According to the Subscription Rights Agreement, Hoshin GigaMedia was granted a right to acquire up to a 20 percent equity stake in Wretch with a valuation based on a pre-agreed formula if and when Wretch increases its share capital within three years of the date of this Subscription Rights Agreement. In exchange for these rights, Hoshin GigaMedia agreed to provide Wretch with certain free Internet services for three years.

c.	On April 27, 2006, GigaMedia entered into a strategic investment agreement with T2CN Holding Limited (“T2CN”), an online gaming operator in China, pursuant to which GigaMedia made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. GigaMedia also obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections.

The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8% per annum, and are redeemable starting December 31, 2009. The preferred shares are convertible into common shares of T2CN based on a valuation of 8.65 times the forward net income of T2CN for the 12-month period ending on March 31, 2007, subject to certain adjustments and limitations.

Pursuant to this strategic agreement, GigaMedia and T2CN will together offer FunTown’s existing games to the T2CN user base. GigaMedia will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by GigaMedia.

d.	On May 15, 2006, our Company entered into an Assets Purchase and Sale Agreement and a Service Agreement with Webs—TV Digital International Corporation (“Webs—TV”), a Taiwan digital content provider, to sell GigaMedia’s ADSL business and provide agreed upon services. Under the agreements, Webs—TV purchased GigaMedia’s ADSL business and agreed upon services in an all cash transaction with a total price of $17.9 million. Approximately $9.7 million of the price is for the ADSL business and is payable from May 16, 2006 through July 31, 2007. Approximately $8.2 million represents fees for bandwidth, consulting and other support services to be provided by GigaMedia through December 31, 2007, and is payable from May 16, 2006 through December 31, 2007.

The transferred ADSL business includes GigaMedia’s ADSL-related equipment, business contracts, and subscription contracts between GigaMedia and approximately 62,000 ADSL subscribers, as well as the right to use GigaMedia’s ADSL brand for five years.