Form 20-F/A
period 2005-12-31
GIGAMEDIA LTD
filed 2006-12-08
CIK 1105101

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

Registrant’s telephone number, including area code

886-2- 8770-7966

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

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

EXPLANATORY NOTE

This amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2006 (the “Original Report”), is being filed for the purpose of making the following changes in the Original Report pursuant to comments we received from the Staff of the SEC:

•	Amending the subsection entitled “Our Licensee” in Item 4(B) on page 24 to enhance the disclosure regarding our software licensee, UIM;

•	Clarifying Note 4 to our Consolidated Financial Statements by adding a breakdown of major assets and liabilities which comprised the music distribution business at the date of disposal;

•	Filing the Report of Independent Registered Public Accounting Firm by PricewaterhouseCoopers, which was inadvertently omitted from the Original Report; and

•	Filing Exhibit 15.2 — Consent of GHP Horwath, which was inadvertently omitted from the Original Report.

In addition, we are including in this amendment currently dated certifications by our Chief Executive Officer and our Chief Financial Officer, and an updated consent of PricewaterhouseCoopers, our independent auditors.

Except as expressly set forth above, this Amendment No. 1 speaks as of the filing date of the Original Report (June 28, 2006) and does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, and should not be understood to mean that any other statements contained therein are true and complete as of any date subsequent to June 28, 2006

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

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

Our Licensee

Our software entertainment business is dependent upon Ultra Internet Media, S.A. (“UIM”), our sole licensee. The following is a brief description of UIM’s business. Since we have no equity interest in UIM and do not exercise any control over it, the information below has been obtained from publicly available sources, and in part was provided to us by officers of UIM. Though we have no reason to believe the information below is inaccurate, we could not independently verify the accuracy thereof.

UIM is an online entertainment operator that provides online gaming services, including online casinos and virtual poker rooms. By utilizing our software, UIM offers these services through several Web sites, including Everest Casino (www.everestcasino.com) and Everest Poker (www.everestpoker.com). While each of these Web sites carries a unique appearance and theme, the services provided by each of them is substantially similar. UIM markets its Web sites, in part, through Affiliated Web Attractions’ “United Partner Program” (www.affiliatedweb.com), which also utilizes our software. Under this program, private and commercial owners of Web sites are invited to place on their Web sites banners containing links to UIM’s Web sites, in return for fees based on the revenues generated by users that have been directed to UIM’s Web site from such banners. Our software package also includes the platform to operate this aspect of the business.

UIM is located in and operates exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. See “ — Regulation — Regulation Relating to Online Gaming.” In addition to licensing our software, we provide UIM with application services and consulting services for its Internet property and infrastructure, including Web site design, payment gateways and database and operating systems, in return for a fixed percentage of UIM’s gross receipts.

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

Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:

ITEM 19.	EXHIBITS

EXHIBIT INDEX

1.1	Memorandum of Association of our Company*

1.2	Articles of Association of our Company*

4.1	Microsoft Commercial Internet System License Agreement between Hoshin GigaMedia Center, Inc., dated April 1, 1998**

4.2	License Agreement between Portal Information Network, Inc. and Hoshin GigaMedia Center, Inc., dated May 23, 1998**

4.3	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)**

4.4	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Everlasting Cable TV Co., dated June 16, 1999 (including English summary)**

4.5	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)**

4.6	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)**

4.7	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)**

4.8	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)**

4.9	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)**

4.10	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)**

4.11	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)**

4.12	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)**

4.13	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)**

4.14	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)**

4.15	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)**

4.16	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)**

4.17	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)**

4.18	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)**

4.19	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)**

4.20	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)**

4.21	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)**

4.22	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)**

4.23	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)**

4.24	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)**

4.25	Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999**

4.26	Shareholders’ Agreement among GigaMedia Limited and Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Limited, TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu dated November 23, 1999**

4.27	Business Co-Operation Agreement among Hoshin GigaMedia Center, Inc. and Microsoft Corporation, dated November 1, 1999**

4.28	Strategic Alliance Agreement among GigaMedia Limited, Hoshin GigaMedia Center, Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001***

4.29	Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin******

4.30	End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated April 1, 2004*******

4.31	Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV, Digital International Corporation, dated June 23, 2005*******

4.32	Put-Call Option Agreement between Hoshin GigaMedia Center, Inc. and JSDWAY Digital Technology Co. Ltd., dated December 21, 2005*

4.33	Assets Sale and Purchase Agreement among GigaMedia Limited, FunTown World Limited, Hoshin GigaMedia Center, Inc. and TWP Corporation, dated December 19, 2005*

4.34	Share Purchase Agreement between GigaMedia Limited and Nextbase International Limited, dated September 17, 2005*

4.35	Share Subscription Right Agreement between Hoshin GigaMedia Center, Inc. and Wretch Co., Ltd., dated March 10, 2006*

4.36	Series A Preferred Share Purchase Agreement among T2CN Holding Limited, GigaMedia China Limited, and The Key Shareholders dated April 27, 2006*

4.37	Shareholders’ Agreement among T2CN Holding Limited and the Shareholders dated April 27, 2006*

4.38	Strategic Partnership Agreement between T2CN Holding Limited and GigaMedia China Limited, dated April 27, 2006*

4.39	Assets Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006*

4.40	Service Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006*

4.41	Second Amendment to the End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated March 1, 2006*

8.1	List of Subsidiaries*

11	Code of ethics adopted by the registrant on April 21, 2004, as amended on December 19, 2005*

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13	Certifications by our Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm

15.2	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm.

*	Filed with the Commission with the original 2005 annual report on Form 20-F of Gigamedia, Ltd. on June 28, 2006.
**	Incorporated by reference from our Registration Statement on Form F-1, file number 333-11416 filed with the Commission on February 2, 2000.
***	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 28, 2001.

******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2004.
*******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2005.
+	Does not contain portions for which confidential treatment has been requested.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

/s/ Arthur Wang

Arthur Wang

Chief Executive Officer

Date: December 8, 2006

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

/s/ PricewaterhouseCoopers

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

Summarized select financial information for discontinued operations is as follows:

	2003	2004	2005
	(in US$ thousands)
Revenue	$75,839	$66,975	$37,907

Income (loss) before tax and minority interest income	$(7,405)	$752	$(1,861)

Income tax (benefit)/expense	$3	$5	$(1)

Minority interest income (loss)	$(3,112)	$318	$(796)

Income (loss) from discontinued operations	$(4,296)	$429	$(154)

Major classes of assets and liabilities which comprised the music distribution business at the date of disposal included:

(in US$ thousands)
Cash (including restricted cash)	$3,098
Accounts receivable	1,842
Inventory	6,679
Other current assets	683
Property and equipment	1,666
Intangible assets	4,689
Other assets	1,553

Total assets	$20,210

Accounts payable	$11,239
Other liabilities	1,945

Total liabilities	$13,184

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