Form 20-F
period 2006-12-31
GIGAMEDIA LTD
filed 2007-06-29
CIK 1105101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
51,495,156 ordinary shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.           ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

USE OF CERTAIN TERMS
     In this annual report, all references to (i) “we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, (ii) “Shares” are to ordinary shares of our Company, (iii) “CESL” are to Cambridge Entertainment Software Limited (previously known as Grand Virtual International Limited), a company incorporated under the laws of the British Virgin Islands, (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“R.O.C.”), (v) “FunTown” are to our online games business operated through Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands, and (vi) “T2CN” are to T2CN Holding Limited, a company incorporated under the laws of the British Virgin Islands. All references in this annual report to “U.S. dollar,” “$” and “US$” are to United States dollars and all references to “NT dollar” and “NT$” are to New Taiwan dollars.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that involve risks and uncertainties. These statements include certain projections and business trends that are “forward-looking” within the meaning of the U.S. Private Securities Litigation Reform Act 1995. These statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words, and include, among others, the following statements:
•	We believe that our cross-marketing relationships with certain well-known companies will increase the recognition of our online game brands.

•	To cope with competition, we aim to develop new features and services that we think our players will pay for and enjoy.

•	We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations; and

•	We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, cash obligations under our existing lease arrangements, and other requirements through 2007.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Exchange Rates
     Our consolidated financial statements were historically reported in New Taiwan dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency because operations denominated in U.S. dollars represented an increasing portion of our business following the acquisition of our software licensing and online entertainment business. Comparative financial information has been recast as if the U.S. dollar had been used as our reporting currency for the periods ended and as of December 31, 2002 and 2003.
     The financial information for the periods presented has been translated from NT dollars to U.S. dollars based on the following exchange rates:

	2002	2003	2004	2005	2006
Year-end	34.75	33.97	31.71	32.85	32.60
Weighted-average	34.55	34.40	33.41	32.19	32.54
     Assets and liabilities on our balance sheet denominated in non-U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of operations denominated in non-U.S. dollars are translated into U.S. dollars using the weighted-average exchange rates. See Note 1 of our consolidated financial statements for additional information. Certain other operating financial information denominated in non-U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. Transactions in 2007 denominated in non-U.S. dollars are translated into U.S. dollars using the year-end exchange rate for 2006.
A. Selected Financial Data
     The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004, and the selected consolidated statement of operations data for the years ended December 31, 2002, and 2003 have been derived from our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, which are not included in this annual report. The audited consolidated financial statements for the years ended December 31, 2002 and 2003 were stated in NT dollars. We have converted certain information in such financial statements into U.S. dollars for inclusion in this annual report for the convenience of investors using the exchange rates provided under “Exchange Rates” above. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report. The profit and loss statements for the years ended December 31, 2002, 2003, and 2004 have been restated to reflect the results of our music distribution business, which was sold in September 2005, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the result of operation or shareholders’ equity as previously reported.
For the Years Ended December 31,
(in thousands except for earnings/loss per share amounts)

	2002	2003	2004	2005	2006
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:
OPERATING REVENUES
Software licensing and online entertainment revenues	0	0	11,434	22,511	55,019
Online game revenues	0	0	0	0	18,692
Internet access and service revenues	19,144	19,396	21,303	21,589	20,537
Other revenues	122	117	107	87	44

Total operating revenues	19,266	19,513	32,844	44,187	94,292

OPERATING COSTS
Cost of software licensing and online entertainment revenues	0	0	(1,592)	(3,327)	(7,824)
Cost of online game revenues	0	0	0	0	(3,667)
Cost of Internet access and service revenues	(18,947)	(15,093)	(13,873)	(13,568)	(11,449)
Cost of other revenues	(1,008)	(1,022)	(644)	(488)	(391)

Total operating costs	(19,955)	(16,115)	(16,109)	(17,383)	(23,331)

GROSS PROFIT	(689)	3,398	16,735	26,804	70,961

OPERATING EXPENSES
Product development and engineering expenses	(1,865)	(1,211)	(2,513)	(3,562)	(5,738)
Selling and marketing expenses	(4,095)	(2,432)	(6,310)	(10,777)	(30,123)
General and administrative expenses	(4,155)	(5,162)	(5,657)	(7,892)	(12,421)
Bad debt expenses	(869)	(128)	220	(207)	(715)
Impairment loss on intangible assets	(2,334)	0	0	0	0
Impairment loss on property, plant and equipment	0	(1,557)	0	0	0

	(13,318)	(10,490)	(14,260)	(22,438)	(48,997)

Income (loss) from operations	(14,007)	(7,092)	2,475	4,366	21,964

Income (loss) from continuing operations	(10,617)	(9,799)	1,253	6,490	30,784

Income (loss) from discontinued operations	(7,849)	(4,296)	429	(154)	0

Net income (loss)	(18,466)	(14,095)	1,682	6,336	30,784

Earnings (loss) per share (in dollars)
Basic:
Income (loss) from continuing operations	(0.21)	(0.20)	0.02	0.13	0.60
Income (loss) from discontinued operations	(0.16)	(0.08)	0.01	0	0

Net income (loss)	(0.37)	(0.28)	0.03	0.13	0.60

Diluted:
Income (loss) from continuing operations	(0.21)	(0.20)	0.02	0.12	0.51
Income (loss) from discontinued operations	(0.16)	(0.08)	0.01	0	0

Net income (loss)	(0.37)	(0.28)	0.03	0.12	0.51

As of December 31,
(in thousands)

	2002	2003	2004	2005	2006
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Total current assets	82,812	77,709	67,726	70,204	64,176
Property, plant and equipment-net	21,264	15,636	15,056	10,747	10,098
Goodwill	731	—	29,607	29,243	55,187
Intangible assets-net	6,964	6,199	8,372	2,704	23,067
Total assets	135,138	119,792	125,977	113,519	182,619
Total shareholders’ equity (net assets)	104,169	90,363	95,971	100,648	134,087
Common shares, no par value, and additional paid-in capital	239,004	239,004	287,657	287,920	289,495
Number of issued shares (basic, in thousands)	50,154	50,154	50,154	50,344	51,495
Dividend declared per share (in dollars)	0	0	0	0	0
Presentation of financial information for the financial years ended December 31, 2002 to December 31, 2005 has been reclassified to conform with the current year presentation for the year ended December 31, 2006.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Related to Our Business
     Our limited operating history as an software licensing and online entertainment provider and an online games operator, and the unproven long-term potential of those business models make evaluating our business and prospects difficult
     We acquired our software licensing and online entertainment business, CESL, in April 2004 and our online games business, comprised of the game platforms of FunTown and T2CN, in January 2006 and June 2007, respectively. We launched new poker software products in 2004, which generated approximately 2 percent, 18 percent and 56 percent of total software licensing and online entertainment revenues in 2004, 2005 and 2006, respectively. In addition, the senior management teams of our different businesses and our employees have worked together at our Company for only a relatively short period of time.
     As a result, we have a limited relevant operating history as a software licensing and online entertainment developer and an online games operator for you to evaluate. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by companies using new and unproven business models and entering new and rapidly evolving markets, including the online gaming and online games markets. These risks may include our potential failure to:
•	retain existing customers or attract new customers;
•	license, develop, or acquire additional online games that are appealing to consumers;
•	anticipate and adapt to changing consumer preferences;

•	adapt to competitive market conditions;
•	adapt to regulatory changes;
•	respond to technological changes or resolve unexpected service interruptions in a timely manner;
•	adequately and efficiently operate, upgrade and develop our transaction and service platforms; or
•	maintain adequate control of our expenses.
If we are unsuccessful in addressing any of the risks listed above, our business and financial condition will be adversely affected.
     Our businesses face intense competition, which may adversely affect our revenues, profitability and planned business expansion
We face competition from many competitors, and we expect to face additional competition from potential competitors, including those with:
•	significantly greater technological, financial, sales and marketing resources;
•	larger customer bases and longer operating histories;
•	greater name recognition; and
•	more established relationships with distribution partners, advertisers, content and application providers and/or other strategic partners.
Competition in the software licensing and online entertainment business
     The Internet gaming software industry is characterized by rapid technological change and we face significant and intense competition from online gaming software design houses and application service providers. Given the relatively low barriers to entry into the software industry and the increasing popularity of Internet-based businesses, we face a large number of potential competitors from many different segments of software and Internet industries. Traditional entertainment service providers, many of which have financial resources significantly greater than ours, might expand and provide Internet-based entertainment services. Such Internet service providers and other entertainment service providers may also develop and offer the underlying software solutions and tools to others in direct competition with us.
     We are also exposed to competition in the Internet gaming industry through our licensees, such as UIM, as license fees with respect to gaming software provided by us typically include a variable fee based on revenues earned by such licensees from the operation of the licensed software. Our major licensee is Ultra Internet Media, S.A. (“UIM”), a provider of Internet gaming services. Although we do not have any equity ownership interest in UIM, in accordance with FIN 46(R), we consolidate its assets, liabilities and results of operations in our financial statements and are entitled to fees from UIM based upon its revenues. For additional information, see Item 5 — “Operating and Financial Review and Prospects — Certain Significant Events Affecting Our Results of Operations for 2004, 2005 and 2006 — Consolidation of UIM under FIN 46(R)”. Our licensees (including UIM), face strong competition in the online gaming industry.
     Furthermore, some of our competitors and competitors of our licensees (including UIM) are more established, enjoy greater market recognition, are substantially larger and have substantially greater resources and distribution capabilities than we do. There is no assurance that we or our licensees (including UIM) will be able to compete successfully with existing and future competitors, which could have a material adverse effect on our business, financial condition or results of operations. See Item 4 — “Information on the Company — Software Licensing and Online Entertainment Business — Competition” for additional information.

     Finally, as a result of the Unlawful Internet Gambling Enforcement Act (the “UIGEA”) and subsequent closing of the online gaming market in the United States, we and our licensees (including UIM) face increasing competition from entertainment service providers in our markets in Continental Europe, which are also increasingly subject to regulation from governmental authorities. There is no assurance that we or our licensees (including UIM) will be able to compete successfully with existing and future competitors, which could have a material adverse effect on our business, financial condition or results of operations. See Item 4 — “Information on the Company — Software Licensing and Online Entertainment Business — Competition” for additional information.
Competition in the online games business
     Our main competitors in the online games business are casual game operators in Taiwan, Hong Kong, the People’s Republic of China (“PRC”) and Macau, or Greater China, including Shanda Interactive Entertainment Ltd. (“Shanda”), Nineyou (Shanghai Everstar Online Entertainment Co., Ltd.), Tencent Holdings Limited, Ourgames.com (Beijing Globalink Computer Technology Co., Ltd.) and Chinagames.net. Our competitors also include massively multi-player online role-playing game operators in Taiwan, including Gamania Digital Entertainment Co., Ltd. (“Gamania”) and Soft-World International Corporation.
     We expect more companies to enter the online games industry in Greater China and a wider range of online games to be introduced to the Greater China market, given the relatively low entry barriers to the online games industry. Our competitors vary in size and include large companies such as Shanda, many of which have significant financial, marketing and game development resources as well as name recognition. We may not be able to devote the same degree of resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers as a number of our competitors may be able to do. We cannot assure you that we will be able to compete successfully against any new or existing competitors.
     In June 2007, we acquired control over a majority of the voting rights of T2CN, an online game operator and distributor in the PRC. There is increasing regulation over the online games industry in the PRC, most notably, the “Opinions on the Development and Management of Online Games” and the “Anti-Internet Addiction Regulations”, which (among other things) regulate the online game products allowed to be distributed and operated in China, and require online game operators to install features to identify online game players and to discourage the playing of online games through limiting the time which players may spend on a game and the game awards which may be made to players which have spent more than a specified consecutive number of hours online.
     As a result of the above, the increased competition we anticipate in the online games industry may reduce the number of our users or growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition and results of operations.
Competition in the Internet access service business
     Our main competitors in the retail broadband Internet service provider (“ISP”) business are fixed-line service providers and other ISPs in Taiwan that offer asymmetrical digital subscriber line (“ADSL”) broadband services, including Chunghwa Telecom’s HiNet, the overwhelmingly dominant provider of broadband services; Taiwan Fixed Network, a fixed-line service provider; and Seednet, SoNet and Asia Pacific Online, which are all ISPs. Our competitors also include cable-based Internet access companies that have developed their own cable-based services and market those services to cable operators and those that are seeking to contract with cable operators to bring their services into geographic areas that are not covered by an exclusive relationship between our Company and our cable partners. Our corporate ISP business faces competition from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, NCIC’s Sparq and Asia Pacific Online. The primary basis of competition in the Internet access business industry is price. We can offer no assurance that we will be able to attract new subscribers or retain existing subscribers, as a result of which our revenues may decline. Due to this intense competition, there may be limited market opportunities for our broadband access services. We cannot assure you that we will be successful in achieving widespread acceptance of our services before our competitors offer services similar to our current or prospective offerings, which might preclude or delay purchasing decisions by potential subscribers or cause us to lose our existing subscribers. All of these competitive factors could have a material adverse effect on our business, financial condition or results of operations. In recent years, we have experienced a reduction in the number of our new consumer subscribers and our total consumer subscribers, in line with our ongoing strategy to shift resources away from this legacy business. Consistent with our focus on online entertainment, we have retained financial advisors to explore the sale of this legacy business.

     Our business could suffer if we do not successfully manage current growth and potential future growth
     We are pursuing a number of growth strategies, including leveraging our customer base to develop additional sources of revenues and exploring opportunities to expand into new software licensing and online entertainment business segments. Some of these strategies relate to new services or products for which there are no established markets, or relate to services, products or markets in which we lack experience and expertise. For example, we are currently expanding our online games business to include massively multi-player online role-playing games, or MMORPGs, starting with Hellgate:London and Phantasy Star Universe, which we have licensed in certain territories and expect to launch in the second half of 2007. We are also expanding our online poker software business into new European markets such as Greece, Poland, Finland and Hungary. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all.
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
     Our business strategy, which contemplates growth through acquisitions and strategic investments, exposes us to significant risks
     As a component of our growth strategy, we intend to continue to enhance our business development, including our game content offerings, by acquiring other businesses that complement our current online businesses, or which represent related but new lines of business that we believe to be appropriate areas of expansion, or that we believe may benefit us in terms of user base, product or content offering. We also intend to make selective strategic investments. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to search for additional acquisition opportunities in the future.
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
     Furthermore, the identification and completion of any such transaction may require us to expend significant management and other resources, and may require that we expend a significant portion of our cash reserves and/or issue a substantial amount of new equity, which could adversely affect our financial condition and liquidity and result in significant dilution of our shareholders’ interests. The impact of dilution may restrict our ability to consummate further acquisitions. We may also incur debt and losses related to the impairment of goodwill and other intangible assets upon or following the acquisition of another business, which could negatively impact our results of operations. For example, we wrote off goodwill associated with our music distribution business in the amount of US$7.0 million in 2002 and US$0.7 million in 2003, respectively, which reduced our profitability in both years. Any write-off of goodwill in the future may have a negative impact on our financial results.
     Additional risks associated with acquisitions include the following:
•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;
•	Management, information, and accounting systems of an acquired business would be different from our current systems and would need to be successfully integrated;
•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;
•	Suppliers, vendors and/or distributors may renegotiate or cancel contracts with us following the acquisition of a business;
•	We may enter markets in which we have limited prior experience. For example, in December 2006, we entered into a strategic alliance with Infocomm Asia Holdings Pte Ltd (“Infocomm Asia”), an online gaming operator and distributor operating primarily in the Southeast Asian region and in June 2007, we also acquired control of a majority of the voting rights over T2CN, an online casual sports game operator in China, a business in which we had limited prior experience; and
•	We may lose some of our key employees or key employees of an acquired business.
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
     Our results of operations are subject to significant fluctuations

     Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. The key factors affecting each of our respective businesses include:
•	Software licensing and online entertainment business: availability of Internet infrastructure, competition from existing and new competitors, the revenues, expenses and results of operations of our customer and major licensee, UIM, and the regulatory restrictions applicable to the Internet gaming industry.
•	Online games business: existing and new competitors, the pace of rollout of new games and price competition in the industry, regulatory and other risks arising in connection with our China operations.
•	Internet access service business: price competition in the Internet access business, the rate at which new customers subscribe to our services, subscriber turnover rates and the pace of rollout of our services.
     In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.
     The markets for our principal businesses are characterized by rapid technological change, and failure to respond quickly and sufficiently to new Internet technologies or standards may have a material adverse effect on our business
     The markets for our software licensing and online entertainment business, online games business and Internet access service business are characterized by rapid technological advances, evolving industry standards, changes in user requirements and frequent new service introductions and enhancements.
     The online gaming and online games industries, in particular, are subject to rapid technological change. We need to anticipate the emergence of new technologies and games, assess their acceptance and make appropriate investments accordingly. If we are unable to do so, new technologies in online gaming and online games programming or operations could render our gaming software and online games obsolete or unattractive.
     We use internally developed software systems that support nearly all aspects of our billing and payment transactions in our online games business. All of our businesses may be adversely affected if we are unable to upgrade our systems quickly enough to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game developer partners.
     In April 2007, the PRC government issued regulations intended to discourage online game-players from spending excessive amounts of time playing online games. Pursuant to these regulations, Internet game operators have been ordered to install anti-addiction software features on games offered in the PRC by mid-July 2007, which will (among other features) limit the number of points and other benefits which can be awarded to game players after they have been online in excess of specified periods of time. Internet game operators will also be required to adopt real-name registration, which will require online game players to register their real identity information before they will be allowed to play online games. If we cannot adapt our games and software systems to comply with the requirements of these regulations before the stipulated timeframe, the PRC authorities are entitled to order that our non-complying games be shut down.
     The number of consumer subscribers for our Internet access service business decreased from approximately 108,000 in 2002 to approximately 11,447 in 2006, and revenues from our Internet access service business declined from approximately US$21.6 million in 2005 to US$20.6 million in 2006, mainly due to a decrease in the number of consumer subscribers and a corresponding decrease in revenues from such customers. If we are unable to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our products and services, or we are unable to respond quickly and sufficiently to new technologies or standards, we may not be able to attract new customers and our business and financial results may be materially and adversely affected.
     Our software licensing and online entertainment business, online games business, and Internet access service business depend on the reliability of our network infrastructure, which is subject to physical, technological, security and other risks
     The development and operation of our online networks are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity for customers. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of security by computer viruses, break-ins or otherwise. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and operating results. For example, in February 2007, an earthquake off the coast of Taiwan damaged several undersea optic-fiber cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. An increase in the volume of usage of online services could strain the capacity of our software and hardware employed, which could result in slower response time or system failures. We do not have redundant facilities in the event of an emergency, but we have a variety of backup servers at our primary site to deal with possible system failures.
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
     The adoption of new laws or changes to or the application of existing laws relating to Internet commerce may affect the growth of our software licensing and online entertainment and online games businesses
     In addition to regulations pertaining specifically to online entertainment, we may become subject to a number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. For example, in order to counter alleged net addiction, in March 2007, the PRC government prohibited the opening of any new cyber-cafes for the rest of 2007, and in April 2007, it issued regulations to discourage online game-players from spending excessive amounts of time playing online games. Pursuant to these regulations, Internet game operators have been ordered to install anti-addiction software features on games offered in the PRC by mid-July 2007, which will (among other features) limit the number of points and other benefits which can be awarded to game players after they have been online in excess of specified periods of time. Internet game operators will also be required to adopt real-name registration, which will require online game players to register their real identity information before they will be allowed to play online games. If we cannot adapt our games and software systems to comply with the requirements of this regulation before the stipulated timeframe, the PRC authorities are entitled to order that non-complying games be shut down.
     Current laws, which predate or are incompatible with Internet commerce, may also be enforced in a manner that restricts the electronic commerce market. In addition, the application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

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
     The worldwide legal and regulatory environment in which our software licensing and online entertainment business operates is characterized by uncertainties that could adversely affect our business and operating results
     Our software licensing and online entertainment business includes software development and the provision of application services for Internet gaming. We license our gaming software to operators of online gaming businesses and to UIM, which also sub-licenses our software products to third parties. Fees earned by us typically comprise an upfront license fee and a periodic license fee based on the revenues earned from the operation of the licensed software. Each of these businesses is subject to applicable laws and regulations relating to online gaming and electronic commerce in various jurisdictions throughout the world, and it is in many cases uncertain which governments have authority to legislate or regulate different aspects of these industries. Moreover, the Internet gaming industry is still in an early stage of development and the worldwide legal and regulatory environment in which the businesses operate remains highly fluid and subject to change. While most foreign jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to Internet gaming. Issues such as determining the physical location of a gaming event and significant differences among the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past.
     Due to the uncertainties in the worldwide legal and regulatory environment in which our gaming software business operates and the potential for aggressive legal steps by certain governments to protect online gaming business in their jurisdiction, we cannot assure you that our operations as an application service provider to the gaming industry, or the Internet gaming services provided by our licensees (including UIM), are in compliance with all laws and regulations of the jurisdictions where our gaming software products are used, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and operating results. UIM, our major licensee, currently holds a gaming license issued by the Kahnawake Gaming Commission in Canada. However, certain jurisdictions in which UIM operates may require local licensing in the future, and there can be no assurance that it will be successful in its efforts to obtain a gaming license from these jurisdictions, and that as a result UIM would not face the potential loss of key partners and service providers. Also, the substantial uncertainties in the global regulatory environment relating to online gaming expose us to the risk that regulatory authorities in various jurisdictions will determine that our Company provides online gaming services (rather than only providing software and application services to our licensees) and thus subject our Company to gaming laws and regulations in such jurisdictions.
     In Europe, several countries, led by the United Kingdom, have adopted a clear legal framework for online gaming utilizing licensing and regulation. But in some European countries, in particular where there are state-owned gaming monopolies, primarily related to lotteries and online sports betting, governments have taken action or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on our licensees and consequently on our Company. For example, the French governmental authorities have passed legislation effective from March 2007, prohibiting operators other than certain specified state-owned enterprises from operating Internet gaming sites in France. Additionally, advertising restrictions have been placed on the promotion of online gaming sites with effect from September 2007, and the proposed implementation of the legislation also requires warnings to be placed on online gaming sites. In addition, new banking restrictions have been adopted, which require financial institutions with electronic payment systems to identify and block restricted transactions. As of June 15, 2007, regulations required to implement these laws and the banking restrictions have not been adopted.
     Such actions have generally been declared in violation of European Union ("EU") law which governs the EU and its 27 member nations. According to rulings by both the EU Commissioner of Internal Markets and the European Court of Justice, such actions by member nations are illegal violations of the freedom to provide services and of establishment as protected by the Treaty of the European Union.
     There can be no assurance, however, that the rulings of the European Commission or the European Court of Justice will be enforced in a timely manner without disruption to the business of our licensees (including UIM).

     Our business is international and therefore faces associated risks
     There are certain difficulties and inherent risks faced by our licensees (including UIM), in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, in jurisdictions in which we or our licensees operate, and in which our licensees’ customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.
     Our software licensing and online entertainment business is dependent on one master licensee, and any adverse effect on its business could have an adverse effect on our revenues, operating results and financial condition
     All of our revenues from our software licensing and online entertainment business have historically been derived from UIM, our master licensee which sub-licenses our software products to third parties. Although we do not have any ownership interest in UIM, we consolidate its assets, liabilities and results of operations in our financial statements and are entitled to fees from UIM based upon its revenues. We do not control its management and hence have no control over its business decisions. Any adverse effect on UIM’s business, operating results or financial performance could have an adverse effect on our business, operating results and financial performance. In December 2006, we agreed to license certain of our gaming software for use on Web sites to be launched and operated by a subsidiary of the Carmen Media Group.
     Online gaming is a relatively new industry and therefore, we do not know if the market will continue to grow
     Both the Internet entertainment and online gaming industries are relatively new industries that continue to evolve and are characterized by an increasing number of market entrants. The demand and market acceptance for recently introduced products and services are typically subject to a high level of uncertainty. The success of our software licensing and online entertainment business will depend on the widespread adoption of the Internet for commercial transactions. There can be no assurance that entertainment on the Internet and online gaming will become widespread.
     All of the revenues from our software licensing and online entertainment business to date have been derived from the licensing of our online gaming software and support of our associated services. Our continued success will depend largely upon the success of our online gaming software. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.
     We may be vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties
     Our electronic commerce product for handling transactions over the Internet relies on ISPs to allow the customers of licensees and servers to communicate with each other. If all of the ISPs experienced lengthy service interruptions, it would prevent communication over the Internet and would greatly impair our ability to carry out our business. For example, in February 2007, an earthquake off the coast of Taiwan damaged several undersea optic-fiber cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide.
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
     The licensees of our gaming software depend on credit card transactions for a substantial portion of the deposits or payments by their customers
     Our software licensing and online entertainment business has historically derived all of its revenues from its major licensee, UIM. A substantial portion of the deposits or payments to UIM are made through credit card transactions. If credit card companies were to stop processing online gaming transactions, either generally or in jurisdictions where our licensees operate, our software licensing and online entertainment business could be materially and adversely affected.

     Furthermore, there is a higher incidence of fraud associated with online credit card payments than with respect to other types of transactions, which could further discourage issuing banks from processing online gaming transactions.
     Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our software licensing and online entertainment and online games businesses, financial condition and results of operations
     Our software, services and games may contain undetected programming errors or other defects. These errors or other defects could result in losses to our licensees (in the case of our software licensing and online entertainment business), end users and to us; and claims resulting from losses to end users could damage our reputation and subject us to liability.
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
     We could be liable for breaches of security on our Web sites and fraudulent transactions by users of our Web sites
     Currently, a portion of our transactions are conducted through our Web sites and Web sites of UIM, our major licensee. In such transactions, and those conducted on our FunTown platform, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. In addition, we and our licensees may face internal fraud, including potential unauthorized usage of customer credit card information by our employees and those of our licensees. While we have taken steps to prevent this, including the implementation of payment card industry data security standards, these measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our or our licensees’ reputation and ability to attract customers.
     We face the risks of changing consumer preferences and uncertainty of market acceptance of our new products in our online games business
     Online games are a new and evolving entertainment concept in Asia. The level of demand and market acceptance of our online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:
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
     Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, two of the most popular types of online games in Greater China are online board and card games. However, there is no assurance that these games will continue to be popular in Greater China or that their status as one of the most popular types of online games in Greater China’s online games industry will not be replaced by new and different types of online or other games in the future. A decline in the popularity of online games in general or, in particular, the online board and card games that we operate, as well as in other genres of online games, such as MMORPGs, is likely to adversely affect our business, financial condition and results of operations.
     In addition, we expect that as we introduce new online games, a portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.
     We are exposed to risks associated with operating our online games business in the PRC
     In January 2006, we completed our acquisition of FunTown, an online game operator operating in Taiwan, Hong Kong and the PRC. In June 2007, we also acquired control over a majority of the voting rights in T2CN, an online sports game operator. Both FunTown and T2CN operate in the PRC, and are accordingly subject to risks which apply to online games businesses operating in the PRC, which include the following:
•	the limited use of personal computers in the PRC and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the online games business in the PRC and impede the growth of FunTown and T2CN;
•	if the PRC government finds that the operating agreements establishing the structure for FunTown or T2CN’s operations in the PRC do not comply with PRC government restrictions on foreign investment in the online game industry, the operating agreements may not be enforced, and FunTown or T2CN could be subject to severe penalties;
•	our contractual arrangements with T2CN and its shareholders may not be as effective in providing operational control as compared to direct ownership. In addition, these arrangements may be difficult to enforce;
•	the PRC government has promulgated regulations on investments made by PRC companies and residents in offshore companies and reinvestments in the PRC made by such offshore companies. These measures may have a significant impact on the business and operations of FunTown or T2CN which may be subject to more restrictive governmental supervision;
•	the laws and regulations governing the online game industry and related businesses in the PRC are developing and subject to future changes. If FunTown, T2CN or any of our subsidiaries which operate in the PRC fail to obtain or maintain all applicable permits and approvals, their, or our, business and operations would be materially and adversely affected;
•	the PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafes, where online game-players access the Internet and online games. Intensified government regulation of Internet cafes could restrict FunTown or T2CN’s ability to maintain or increase its revenues and expand its customer base;
•	currently there are no laws or regulations in the PRC governing virtual asset property rights and therefore, it is not clear what liabilities, if any, online game operators may have in respect of virtual assets;
•	the PRC’s economic, political and social conditions, as well as government policies, could affect FunTown or T2CN’s business;

•	uncertainty in the PRC legal system;
•	restrictions on currency exchange may limit FunTown or T2CN’s ability to utilize its revenues effectively; and
•	inflation in China could negatively affect the profitability and growth of FunTown or T2CN.
     Our provision of online games and online game-related content on our Web sites in the PRC is subject to various Chinese laws and regulations relating to the telecommunications industry, Internet and online gaming, and is regulated by various government authorities, including the Ministry of Information Industry, the Ministry of Culture, the Administration of Press and Publication and the State Administration of Industry and Commerce. The principal PRC regulations governing the provision of Internet content and online gaming services include (among others) the Telecommunications Regulations (2000), the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), the Administrative Measures for Telecommunications Business Operating Licenses (2001), the Tentative Measures for Administration of Internet Culture (2003), the Tentative Measures for the Administration of Internet Publications (2002), the Opinions on the Development and Management of Online Games (2005) and the Anti-Internet Addiction Regulations (2007).
     We may be affected by these regulations, which (among other things) seek to regulate the content of online games and discourage online game players from spending excessive amounts of time playing online games. This may (among other things) reduce the number of our users or the growth rate of our user base or the online games market in the PRC, reduce the average number of hours played by online game players, or cause us to reduce usage fees or other charges in connection with our online games business. In addition, such regulations may require us to incur substantial costs of compliance in modifying or adapting our game software to comply with the regulatory requirements. This may adversely affect our business, financial condition and results of operations.
      PRC regulations also limit foreign equity ownership of companies providing Internet content services, which includes operating online games, to 50 percent of the equity of such company, and prohibit foreign ownership of companies which distribute Internet culture products (which include online game products) and Internet publications within the meaning of the Tentative Measures for Internet Culture Administration (2003) and the Tentative Measures for the Administration of Internet Publications (2002), respectively. Such companies are also required to be licensed under the applicable licensing regulations. FunTown and T2CN are considered foreign or foreign-invested enterprises under PRC law and accordingly are ineligible to apply for the licenses required to operate online games in the PRC or to provide Internet information content, such as online advertising. In order to comply with foreign ownership restrictions, certain PRC entities, which hold the licenses and approvals that are required to operate their respective online games businesses in the PRC, have operated, and are operating, online games businesses in the PRC in accordance with a series of contractual agreements which they entered into with FunTown and T2CN.
     We believe that the ownership structure and the business and operation models of FunTown and T2CN with respect to their contractual arrangements with the respective PRC entities mentioned above comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license is required under any of the existing laws and regulations of the PRC for the respective ownership structures, businesses and operations of FunTown and T2CN. There are however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to the above. If we, FunTown or T2CN, or any of our subsidiaries with operations in the PRC are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violations, including the revocation of the business and operating licenses of FunTown, T2CN or those of the PRC entities which are licensed to operate online games in the PRC, discontinuing or restricting our, FunTown or T2CN’s operations, requiring FunTown or T2CN to restructure their respective ownership structures or operations or taking other regulatory or enforcement actions, including the levying of fines, that could be harmful to our business.
     There are no clear laws or regulations governing virtual asset property rights, in particular, in Greater China, and therefore, it is not clear what liabilities, if any, online game operators may have in respect of virtual assets
     In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players. In practice, virtual assets can be lost for various reasons, often through unauthorized use of users’ IDs by other users and occasionally through data loss caused by delay of network service or by a network crash. Currently there are no clear laws and regulations in governing virtual asset property rights, in particular, in Greater China, where we operate our online games business. In the case of a loss of virtual assets, we may be sued by online game players and could be held liable for damages, which may negatively affect our business, financial condition and results of operations.
     Failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the trading price of our Shares
     We are subject to reporting obligations under the U.S. securities laws. The Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report, which contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our annual report does not include an attestation report of a registered public accounting firm regarding internal controls over financial reporting, which is not required to be provided until the filing of our annual report for the financial year ended December 31, 2007.
     Our management conducted an evaluation of the effectiveness of our internal controls over financial reporting and concluded that our internal controls over financial reporting were effective as of December 31, 2006. However, there is no guarantee that we will not have weaknesses in our internal control over financial reporting in the future. If we are unable to successfully address such significant deficiencies in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected. In the event that deficiencies that have been or might be identified are not remediated within the required period, we may again determine that we have a material weakness in internal control over financial reporting and, consequently, that our internal control over financial reporting is not effective to ensure that material information relating to our Company and its subsidiaries is made known to our management, including our chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared or to provide reasonable assurance that our financial statements are fairly presented in conformity with the accounting principles generally accepted in the United States.

     Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Shares. Furthermore, we may need to incur additional costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act going forward.
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
     We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to our Shares
     Although we do not believe we should be classified as a passive foreign investment company for the 2007 taxable year, no assurances may be given that we will not be classified as a passive foreign investment company in the current or any future taxable year. For a discussion of the factors that will affect whether or not we are classified as a passive foreign investment company, see Item 10 — “Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.” If you are a U.S. person holding our Shares, (or have held our Shares during a taxable year in respect of which we were classified as a passive foreign investment company and you continue to hold such Shares or portion thereof) and we are classified as a passive foreign investment company and you do not determine to make a mark-to-market election, you will be subject to special U.S. federal income tax rules that may have materially adverse tax consequences and will require annual reporting. See Item 10 — “Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

     Fluctuations in the exchange rates between U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability
     Since January 1, 2004, we have reported our financial results in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate. The operations of UIM, our major licensee, are conducted in most major currencies, including U.S. dollars, British pounds sterling and Euros, and we earn revenues from these sources in such currencies, as well as incurring expenses in U.S. dollars and Canadian dollars. The operations of our online games business are conducted in NT dollars, Hong Kong dollars and Renminbi. Our Internet access service business is conducted mainly in NT dollars. Accordingly, fluctuations in the exchange rates of world currencies could have a positive or negative effect on our reported results. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.
     We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests
     As of June 15, 2007, members of the Koo family beneficially owned approximately 20.44 percent of our outstanding shares. Accordingly, the members of the Koo family have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of such members of the Koo family may differ from or conflict with your interests.
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
     Our operating results and financial condition are affected by general economic conditions, levels of consumer spending, political stability as well as the occurrence of natural disasters and epidemics
     Our operating results and financial condition, particularly in relation to our software licensing and online entertainment business and our online games business, are directly dependent upon general economic conditions and levels of consumer spending. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons which are common in Taiwan, can result in disruption to our business or the businesses of our customers. Similar occurrences in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations. Past economic downturns have resulted in lower levels of consumer spending and have negatively impacted our sales and profit. There can be no assurance that rising interest rates, an economic recession, other adverse economic developments, or natural disasters or epidemics will not have a material adverse effect on our cash flows, profitability or financial condition.
     There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC
     Our principal executive offices, a major portion of our online games business and our Internet access service business are located in Taiwan and substantially all of our net revenues in respect of these businesses are derived from customers in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if any foreign power interferes in Taiwan’s affairs. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our online games and Internet access service businesses.

     The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of Singapore, Taiwan and the PRC
     We are a holding company, and some of our assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia which owns the Taiwan-based operations of our online games business and our Internet access service business. Accordingly, part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries, including those in Taiwan. The distribution of dividends from these subsidiaries in Taiwan to us is subject to restrictions imposed by the applicable corporate and tax regulations in these countries, which are more fully described in Item 5 — “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Dividends from Our Subsidiaries in Taiwan.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.
      In June 2007, we acquired control over a majority of the voting rights in T2CN, an online games operator and distributor which operates its business primarily in the PRC. Accordingly, going forward, we may be subject to further restrictions imposed by PRC corporate, tax and exchange control regulations which are applicable to T2CN and its business.
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
     Anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of our Company, which could adversely affect the price of our Shares
     There are provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers that may delay, deter or prevent a future takeover or change of control of our Company. Anyone acquiring an interest, either on his own or together with parties acting in concert with him, in 30 percent or more of our voting shares must extend a takeover offer for the remaining voting shares. A person holding between 30 percent and 50 percent of our voting shares, either on his own or together with parties acting in concert with him, must also make a takeover offer if that person together with parties acting in concert with him acquires additional voting shares in excess of 1 percent of the total number of voting shares in any six-month period. These provisions may discourage or prevent transactions that involve an actual or threatened change of control of our Company. This may harm you because an acquisition bid may allow you to sell your Shares at a price above the prevailing market price.
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
     We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect our proprietary software, trade secrets and similar intellectual property. These are especially critical to our software licensing and online entertainment business. We can offer no assurance that our efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. We may have to engage in litigation to enforce and protect our trade secrets and other intellectual property rights. We may also be sued for allegedly infringing the rights of others or to determine the scope and validity of their intellectual property rights. Any litigation involving proprietary rights could be costly, require us to seek licenses from third parties and prevent us from selling our products and services, any of which could have a material adverse effect on us.
     Risks Related to our Shares
     The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the Shares when desired or at attractive prices
     The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2006, the sale prices of our Shares on the NASDAQ Global Market have ranged from US$2.90 to US$12.38 per share and the last reported sale price on June 15, 2007 was US$14.66. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.
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
     We completed the initial public offering of our Shares on February 18, 2000. Our Shares trade on the NASDAQ Global Market under the symbol “GIGM.” We were the first Internet company based in Taiwan to list on the NASDAQ Global Market.
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
     In April 2004, we acquired the business and operations of Grand Virtual, Inc. and related affiliates, a privately-held gaming software developer and application service provider, through CESL, our wholly-owned subsidiary, with a view to enhancing our diversified entertainment products portfolio.
     In September 2005, we sold all of our ownership interest in the Rose Records and Tachung Records music store chains with a view to eliminating our non-core operations.
     In order to enhance our position in the online entertainment market, in January 2006, we acquired FunTown, an Asian online games business.

     In April 2006, we entered into a strategic alliance with, and subscribed for 7.5 million convertible voting preferred shares of, T2CN, one of China’s leading online sports game operators. Subsequently, between February 2007 and June 2007, we acquired 18.1 million common shares of T2CN, subscribed for an additional 7.5 million convertible voting preferred shares and entered into a voting trust arrangement with a shareholder of T2CN pursuant to which we acquired control over a further 0.85 million common shares of T2CN. As of June 15, 2007, we own approximately 18.1 million common shares and 15 million convertible voting preferred shares of T2CN, and also control voting rights with respect to 0.85 million common shares of T2CN, which in aggregate represent a controlling interest of 51.12 percent of the total outstanding voting rights of T2CN. The financial results of T2CN will only be consolidated in our financial results for the year ended December 31, 2007.
     In May 2006, we disposed of our ADSL business, which formed a part of our Internet access service business.
     In December 2006, we entered into a strategic alliance with Infocomm Asia, an operator and distributor of online games in Southeast Asia, in connection with which we acquired preferred shares convertible into an interest of approximately 32.26 percent of the issued ordinary shares of Infocomm Asia, which was subsequently diluted in February, 2007 due to Infocomm Asia securing additional equity investors. As of June 15, 2007, convertible preferred shares held by us in Infocomm Asia are convertible into a post-dilution interest of approximately 28.43 percent in the ordinary shares of Infocomm Asia. Upon conversion of the convertible securities held by us, we expect that we will become the largest shareholder of Infocomm Asia.
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
B. Business Overview
     We are a holding company and, through several subsidiaries, develop and license online gaming software and provide application services, own and operate an online games business, and provide broadband Internet access services. Our software licensing and online entertainment business is operated through our subsidiary CESL. Our Taiwan online games business is operated through Hoshin GigaMedia. Our Hong Kong and PRC online games business is operated through T2CN and our subsidiary, FunTown World Limited. Our Taiwan Internet access service businesses are operated through our subsidiary, Hoshin GigaMedia, which focuses on retail users, and Hoshin GigaMedia’s subsidiary, Koos Broadband Telecom Co., Ltd. (“KBT”), which focuses on corporate users.
     Prior to 2002, our primary business was the provision of broadband Internet access services in Taiwan. Since disposing of our music distribution business in 2005 and acquiring a gaming software provider in 2004 and an online games business in 2006, we have become a major provider of online entertainment software services.
     We acquired our software licensing and online entertainment business in a private transaction from the founding shareholders of GV Enterprise Voting Trust in April 2004 with a view to enhancing our portfolio of entertainment products. In this transaction, we acquired all the outstanding and issued shares of some of the founding shareholder’s subsidiaries, Grand Virtual, Inc., Grand Virtual Limited and Grand Virtual (Alderney) Limited, for an all-cash consideration of US$32.5 million, excluding related transaction costs. To help ensure a smooth transition and the continued expansion of our software licensing and online entertainment business in the future, we also retained the experienced management, engineering and operation teams of these companies. Since the acquisition, we have restructured the business and currently operate our software licensing and online entertainment business through our subsidiary CESL, which develops and provides software solutions through its wholly-owned subsidiary Cambridge Interactive Development Corporation (“CIDC”), in Cambridge, MA and in Montreal, Canada, and application services through its wholly-owned subsidiary Internet Media Licensing Limited (“IML”), for clients operating in the expanding Internet-based entertainment markets worldwide. Our software licensing and online entertainment business generated revenues of approximately US$22.5 million and US$55.0 million and operating income of approximately US$6.0 million and US$16.8 million for the years ended December 31, 2005 and 2006, respectively.
     We acquired FunTown, an online games business, in January 2006 to strengthen our online entertainment business. Founded in 1998, FunTown is one of the leading casual games platforms in Asia, with over 9 million registered users and an offering of more than 40 casual games and services in Greater China as of June 15, 2007. FunTown generates revenues through access fees and also through the sales of various in-game items. FunTown’s games can be played on personal computers, mobile phones and airplane entertainment consoles and are expected to be available on the Xbox 360 in the second half of 2007. FunTown has strong research and development capabilities and has developed over 90 percent of its online casual games in-house. FunTown also provides value-added services, such as tournaments, personal contact lists and social networking to help build a strong player community. Our online games business generated revenues of approximately US$18.7 million and operating income of approximately US$5.6 million for the year ended December 31, 2006.
     In December 2006, we entered into a strategic alliance with Infocomm Asia, a Southeast Asian online gaming platform offering game titles such as Granado Espada and Hellgate: London, both under exclusive licenses for most of Southeast Asia.
     Between April 2006 and June 2007, we acquired control over approximately 51.12 percent of the voting rights in T2CN, an online sports game operators operating mainly in the PRC. T2CN is one of the leading online sports and casual game operators in China and operates FreeStyle, an online sports game in China. T2CN is currently led by a management team with a strong track record in China’s online game industry, and has close marketing partnerships with international brands such as Coca Cola, Nike and Nokia. The financial results of T2CN will only be consolidated in our financial results for the year ended December 31, 2007.
     We operate our legacy Internet access service business through our subsidiary Hoshin GigaMedia, which provides Internet access services. In 2005, our access products consisted of ADSL and cable modem offerings, giving us the ability to deliver broadband connections island-wide. As of June 2007, we had 26 cable system partners, through which we had access to more than 3.8 million Taiwanese households, as well as approximately 520,000 small and medium-sized enterprises (“SMEs”). In addition, another of our subsidiaries, KBT, provides broadband services to corporate customers. On May 15, 2006, we entered into an asset purchase and sale agreement and a service agreement with Webs-TV Inc. (“Webs-TV”), previously known as Webs-TV Digital International Corporation to sell our ADSL business and provide certain telecom and consulting services on a transitional basis. Our Internet access service business generated revenues of approximately US$20.6 million and operating income of approximately US$4.2 million in 2006. Our ADSL business, which we disposed of in May 2006, generated approximately US$3.0 million in revenues in 2006, which represented approximately 15 percent of our Internet access services revenues and approximately 3 percent of our consolidated revenues. Consistent with our focus on online entertainment, we have retained financial advisers to explore the sale of this legacy business.
Software Licensing and Online Entertainment Business
Overview
     We operate our software licensing and online entertainment business through our subsidiary, CESL, and through its wholly-owned subsidiaries, CIDC and IML. CESL develops and licenses software solutions and application services in the expanding Internet-based online entertainment markets. CESL offers a wide array of products and services, including online entertainment and social networking. CESL’s software solutions and services also offer great expansion capabilities. CESL can help existing and potential clients expand geographically through language localization for products and services. Currently, our products and services are available in 16 languages, which include mostly European languages and some Asian languages. CESL also helps existing and potential clients who license our software and services to expand their business through a fully-customizable multi-tiered licensing program to a great number of sub-licensees.
Our Products
     Our software products are built upon modern Internet technologies capable of providing multi-player gaming platforms, powerful transaction engines, advanced risk management tools, comprehensive online marketing tools, sophisticated data mining and reporting utilities, intuitive graphical user interfaces and localization in 16 major languages including English, French, German, Italian, Spanish, Portuguese, Norwegian, Swedish, Danish, Dutch, Greek, Finnish, Polish, Hungarian, Simplified Chinese, and Japanese.
     Our software products are specially designed to enable our clients to manage the online entertainment properties and offer online entertainment to visitors of their online entertainment properties. We currently provide the following gaming software products:
     Online Entertainment Management — these are tools that enable our existing and potential clients to offer online gaming software, monitor end-user behavior, and potentially to monetize the traffic and patronage generated by the end users. Our integrated and comprehensive multi-lingual e-commerce system facilitates Internet-based transaction processing and can provide detailed analysis of transaction records of our diversified international end users. In addition, there are promotional tools that help build player loyalty and increase retention rates.
     Online Entertainment Modules — these are customizable entertainment modules that run on Microsoft Windows 95/98/NT/2000/ME/XP/VISTA and feature a realistic 3-D environment, selectable background music, and local language interface. In 2004 we developed and launched a new suite of software that enables players to compete against each other in real time.
Our Services
     In addition to licensing our software products to our licensees, including UIM, we offer a variety of application services and consulting services for backend operations. These services include:
Infrastructure Design Services —
•	Infrastructure Design: Architecture design of servers, routers, firewalls, network software and management tools required for an Internet property.
•	Site Creation: Creation and branding of our client’s Internet property, customized to match our licensees’ unique identities and creative themes.
Transaction Processing Design Services —
•	Payment: Consultation for the design of timely collection and distribution of payments through a variety of channels and merchants.
•	Billing: Consultation for the design of real-time and out-of-band transaction processing and order management.
•	Risk Management: Consultation for design of tools and processes for fraud detection, prevention, and management.
Customer Support Services —
•	Infrastructure Consultation Support: Complete round-the-clock consultation support to help clients resolve infrastructure issues.

•	Platform Technical Support: Consultation during periodic maintenance to update, patch, and fine-tune the system performance of our software solutions.
Custom Gaming Software Development Services —
•	Design and development of custom entertainment modules and interfaces for our platform meeting client specific requests.
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
UIM
     Our software licensing and online entertainment business is dependent upon our major licensee, UIM. The following is a brief description of UIM’s business. Since we have no equity interest in UIM and do not exercise any control over it, the information below has been obtained from publicly available sources, and in part was provided to us by officers of UIM. Though we have no reason to believe the information below is inaccurate, we could not independently verify the accuracy thereof.
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
     UIM is located in and operates exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. See “— Regulation — Regulation Relating to Online Gaming.” In addition to licensing our software, we provide UIM with application services and consulting services for its Internet property and infrastructure, including Web site design, payment gateways and database and operating systems, in return for a fixed percentage of UIM’s gross receipts.
     Although we do not have any equity ownership interest in UIM, we consolidated UIM’s assets, liabilities and results of operations as of and for the nine months ended December 31, 2004 and for the years ended December 31,

2005 and 2006 in our consolidated financial statements in accordance with the requirements under FIN 46(R). We are entitled to fees from UIM based upon its revenues. See Item 5 — “Operating and Financial Review and Prospects — Overview — Consolidation of UIM Under FIN 46(R)” for additional information.
Competition
     The Internet gaming software industry is characterized by rapid technological change. Our success depends, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieving continued market acceptance.
     Online gaming software design houses and application service providers are our primary competitors. However, given the low barriers to entry in the software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of software and Internet industries. We potentially compete with a number of public and private companies, which provide Internet property architecture design/development, Web design/development, online gaming software design/development, marketing tools and solutions providers, customer support tools and solutions providers, and e-commerce tools and solutions providers. The diversity of our potential competitors makes it difficult to compile information about the nature of our competitors, their operations and their resources. Traditional Internet service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online entertainment services in the future. Such Internet service providers and entertainment service providers may also develop and offer the underlying software solutions and tools to others in direct competition with us.
     We are also exposed to competition in the Internet gaming industry through our licensees, such as UIM, as license fees with respect to gaming software provided by us typically include a variable fee based on revenues earned by such licensees from the operation of the licensed software. Our licensees (including UIM), face tough competition in the online gaming industry, which is also characterized by low barriers to entry, rapid technological change and ever-changing consumer preferences. New entrants to the online gaming sector, market consolidation and aggressive marketing and pricing by competitors may lead to a significant decline in the customer base, revenues and margins of our licensees. Any future liberalization of licensing or regulation of online gaming in countries where they generate significant revenues is likely to lead to increased competition, including competition from companies that do not currently offer online gaming services. For example, as a result of the UIGEA and subsequent closing of the online gaming market in the United States, we and our licensees (including UIM) face increasing competition from entertainment service providers in our markets in Continental Europe, which are also increasingly subject to regulation from governmental authorities.
     Furthermore, some of our competitors and competitors of our licensees (including UIM) are more established, enjoy greater market recognition, are substantially larger and have substantially greater resources and distribution capabilities than we do.
     Faced with our known competitors, and most likely several new competitors that may be established in the near future, we will continue to improve the principal competitive factors that we believe can differentiate us from our competitors, including: brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.
Online Games Business*
Overview
     We operate our online games business through our subsidiaries Hoshin GigaMedia and FunTown World Limited. Hoshin GigaMedia operates our online games business in Taiwan, and T2CN and FunTown World Limited operate our online games business in Hong Kong and the PRC.
     FunTown offers a broad range of online games and services, which we develop in-house or license from third parties. The online games offered by FunTown include casual games such as MahJong and numerous varieties of card, chess, and table games, most of which cater specifically to Asian audiences, as well as advanced casual games.

* We only acquired control over a majority of the voting rights in T2CN in June 2007. Owing to the recent nature of this development, we have not provided information relating to T2CN and its business.

We plan to launch MMORPGs in late 2007. FunTown also provides services, such as game clubs for players, tournaments related to FunTown’s online games, and social networking, all of which are intended to help build a strong player community. As of May 31, 2007, FunTown had approximately 9.6 million registered members, and approximately 41,350 peak concurrent users and 20,500 average concurrent users in the month of May 2007.
     Our online games allow users access to a broad continuum of online entertainment, from traditional Asian games that are instantly recognizable and easy to learn and play, to more advanced online games that allow users to interact with each other in virtual worlds by assuming characters they may customize. We believe that the traditional appeal, and interactive and group-oriented nature of these games, combined with our brand, our community-focused services and the large size of our user base, contributes to retaining our current users and attracting new users.
     Our operating platform includes our technological infrastructure, distribution and payment system, customer service center, game content management and marketing platform. Our technological infrastructure consists of a server network throughout Greater China, the architecture of which is easily scalable to accommodate business growth and increased future user demand. Our distribution and payment network in Taiwan includes approximately 12,905 physical distribution points. Additionally, in 2006, we processed approximately 920,500 online transactions for virtual point cards. Our customer service system includes a 24-hour call center and a walk-in customer service center. In addition, our most popular online games have separate game content management teams that manage the operation of the games and the online community for the games.
     Currently, our games and services are primarily accessed through personal computers. Our games are also available on mobile phones, the Intel Viiv platform and on certain airlines. We expect FunTown’s games to be offered on Microsoft’s Xbox 360 in Taiwan in the second half of 2007.
     In March 2006, we entered into a co-operation agreement with Wretch Co., Ltd. (“Wretch”) pursuant to which we entered into a strategic alliance with Wretch for the development of an online entertainment community by combining Wretch’s strengths in blogs, online photo sharing and other community offerings with FunTown’s leading MahJong and other online casual game offerings. In connection with this, we also entered into a subscription rights agreement with Wretch and certain shareholders of Wretch, pursuant to which we obtained the right to subscribe for an equity interest in Wretch under certain circumstances. In 2006, Yahoo! Taiwan agreed to acquire Wretch, which acquisition was completed in May 2007. In connection with this transaction, we agreed to terminate our right to subscribe for an equity interest in Wretch, in consideration for a cash payment and the formation of a strategic partnership with Yahoo! Taiwan. Our right to subscribe for an equity interest in Wretch was terminated on May 8, 2007, the closing date of the acquisition of Wretch by Yahoo! Taiwan, and we were paid approximately US$0.6 million in connection with such termination. Under the strategic co-operation arrangement, we have continued to co-operate with Wretch under the original strategic alliance, which was expanded to include strategic co-operation with Yahoo! Taiwan, to develop a co-branded Web site with co-marketing of FunTown’s games on key Yahoo! Taiwan properties. Direct links to the co-branded Web site are prominently featured throughout Wretch, and have been placed on Yahoo! Taiwan’s online game and messenger homepages with banner advertisement rights designed to attract users to the co-branded Web site. Members of Yahoo! Taiwan are able to directly access FunTown’s games on the co-branded Web site with their Yahoo! login information.
     In December 2006, we entered into a strategic partnership with Infocomm Asia, a Southeast Asian online games operator and distributor offering blockbuster titles such as Granado Espada and Hellgate: London, both under exclusive license for most of Southeast Asia. We also secured an exclusive license to offer and operate Hellgate: London, an online game anticipated to be launched in 2007, in the territories of Taiwan, Hong Kong and Macau. We will operate Hellgate: London in partnership with Infocomm Asia through a strategic joint venture, Dragongate Enterprises Limited (“Dragongate Enterprises”), in which we hold a 70 percent interest and Cyber Gateway Pte. Ltd. (a wholly-owned subsidiary of Infocomm Asia) holds a 30 percent interest.
     In February 2007, we secured an exclusive license from the Toppig Corporation, a Korean company, to offer and operate Nanaimo, an online action role-playing game expected to be launched in late 2007, in the territories of Taiwan and Hong Kong.
     In March 2007, we also secured an exclusive license from the SEGA Corporation to offer and operate Phantasy Star Universe, an online action role-playing game which is expected to be launched in the second half of 2007, in the territories of Taiwan and Hong Kong.

Our Products
     FunTown offers more than 40 online multi-player casual games in the following categories: MahJong, Chinese poker, Chinese chess, table games, social games, puzzle-style games, advanced casual games and chance-based games, and intends to launch certain MMORPGs in late 2007. These games are real-time and multi-player capable.
     In general, online casual games are games with simple rules that are easy to learn and play, and which can be completed in short sessions. MMORPGs are more complex, require much greater time to learn and often involve large groups of players competing simultaneously online.
MahJong
     MahJong is a traditional and highly popular Chinese social game, often played on holidays, at social gatherings and during special occasions, such as weddings. It is widely played in Japan, Korea, Greater China and other parts of Asia. Similar to poker, MahJong is a multi-player game, consisting of four players per game. FunTown offers different local versions of MahJong for players in the PRC, Hong Kong and Taiwan. Players select a table, based on either skill or stakes, and can then invite friends to play on the same table online. Players can compete with anyone throughout FunTown’s Greater China network. Virtual currency is purchased in order to play these games, and may be used to play other FunTown games or to purchase virtual items, if not used to play the games, but may not be redeemed for cash.
     Special offline events are held from time to time to stimulate interest and foster group solidarity among the many MahJong guilds that players can join online. FunTown organizes a large annual MahJong tournament in Taipei which is open to anyone belonging to one of FunTown’s MahJong guilds. In 2006, more than 400 guilds and 30,000 players participated in the event and attended the tournament. In December 2006, we also obtained the exclusive right to co-host the MahJong World Championship together with the World MahJong Organization. In conjunction with the World MahJong Organization, we intend to establish and operate a series of regional qualifying MahJong tournaments in Asia, Europe and North America for the MahJong World Championship.
Chinese Poker
     As with MahJong, there are several varieties of poker played in different regions of Greater China. FunTown offers many different Chinese poker games popular in various regions of Greater China. FunTown’s players can select their desired poker table based on the level of skill or stakes. Virtual currency is purchased in order to play these games, and may be used to play other FunTown games or to purchase virtual items, if not used to play the games, but may not be redeemed for cash.
Chinese Chess
     FunTown also offers various popular Chinese chess games. Players can select from opponents online based on different skill levels.
Social Games
     FunTown has a unique social networking and matching game called “FunTown Village”, which offers a virtual playground for players to meet other players through their online “avatars.” Players can purchase virtual items, such as clothing and accessories, to enhance the appeal of their online “avatars.” We plan to introduce more such virtual items to address the strong social interests of our players and to help increase FunTown’s overall appeal as a distinct game community and brand.
Puzzle-Style Games
     FunTown also operates a platform known as “Osuke Playground”, which offers a collection of puzzle-style games and matching games similar to historically popular and classic games such as Bejeweled. In addition, Osuke Playground also offers some table games such as nine-ball, a contemporary variation of pocket billiards. These games are designed with online multi-player features which allow players to pit their skills against one another. In addition, like all other games offered by FunTown, the Osuke Playground games are integrated into our FunTown platform with features such as a player-to-player messaging system, virtual currency and avatars. The more popular games in Osuke Playground include “Magical Blocks”, “Happy Link”, “Zoo Match” and “Fortress 2.”
Advanced Casual Games
     FunTown has broadened its games offering to include sports action games and arcade-style games, such as a multi-player obstacle running game that was launched in June 2006 called Tales Runner. In February 2007, we also secured an exclusive license from the Toppig Corporation to offer and operate Nanaimo, an online action role-playing game expected to be launched in late 2007, in the territories of Taiwan and Hong Kong. Nanaimo is a free, easy-to-play game set in a cartoon world and is filled with action, community activities and collectibles.
Chance-Based Games
     To enhance the varieties of FunTown products, FunTown also offers chance-based games for users, who purchase virtual currency in order to play the games. Virtual currency purchased may be used to play other FunTown games or to purchase virtual avatar items, if not used to play the games, which include bingo, lotto, horse racing, Sic-Bo, and various different kinds of slot games, but may not be redeemed for cash.
MMORPGs
     In December 2006, we, through our 70 percent owned subsidiary, Dragongate Enterprises, secured an exclusive license to offer and operate Hellgate: London, an online action-driven role-playing game expected to be launched in late 2007, in the territories of Taiwan, Hong Kong and Macau. In the game, the player creates a heroic character and completes quests and battles to advance through experience levels and branching skill paths. A robust, flexible skill and spell system, highly customizable appearances and a massive variety of randomly generated equipment allow players to create their own unique heroes. Hellgate: London is a creation of Flagship Studios, an online game development studio founded in 2003 by a team of executives and developers renowned for numerous best-selling games and multiple Game-of-the-Year Awards to their credit, including the worldwide best-selling Diablo®, Starcraft® and Warcraft® games.
     In March 2007, we also secured an exclusive license from the SEGA Corporation to offer and operate Phantasy Star Universe, an online and offline action role-playing game expected to be launched in the second half of 2007, in the territories of Taiwan and Hong Kong. Phantasy Star Universe is the long-awaited sequel to SEGA’s critically-acclaimed role-playing game series Phantasy Star. In the game, players customize their size and appearance, vehicles, weapons and helper robots to create their own unique characters. Players can join forces and exchange game items with each other to complete quests and battles, and build their characters into powerful warriors.
Our Services
     FunTown provides many online game services to its players to enhance their playing experiences and support the development of a strong player community.
Player Clubs
     We offer player clubs in which FunTown players can form their own club, invite players with similar interests or skill levels to join, and organize online and offline events for club members. Player clubs complement the strong social qualities of online games by helping to build and maintain an online game community.
Tournaments
     Tournaments are one of the most important services provided by FunTown. Players can organize and participate in clubs and compete in weekly online club tournaments. On an annual basis, FunTown also sponsors large-scale real-person tournaments where players attend the tournament in person and compete online via computers provided on the tournament premises. For example, FunTown organizes a large annual MahJong tournament in Taipei, Taiwan which is open to anyone belonging to one of FunTown’s MahJong guilds. In 2006, more than 400 guilds and 30,000 players participated in the event and attended the tournament. In December 2006, we also obtained the exclusive right to co-host the MahJong World Championship together with the World MahJong Organization. In conjunction with the World MahJong Organization, we intend to establish and operate a series of regional qualifying MahJong tournaments in Asia, Europe and North America for the MahJong World Championship.
Friends and Family
     The FunTown platform has a unique personal contact feature, similar to the contact list of instant message programs, which enables players to see when their personal network of friends and family are online. This enables players to invite people in their network to play online games together.
Social Networking
     FunTown’s platform is designed to be an attractive forum in which to make friends and have fun, as well as compete and win prizes. The platform has a virtual town hall, in which players may interact, meet new people or even get married. FunTown’s social networking features help build an important online community.
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
Our Pricing, Distribution and Payment
     Our principal sources of revenue for online games are access fees and fees for sale of in-game items. We offer flexible pricing to suit different players’ playing habits. We have both hourly and monthly access fee pricing schemes to cater to light-usage and heavy-usage players, respectively.
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
     To use our fee-based online games, a customer must register an account in our system. Once registered, the customer may log onto our network, select and activate the games the customer wishes to play, and then charge his or her account using a prepaid card or prepaid online points. Customers only need to maintain one account, which provides information regarding the customer’s available prepaid game credits and payment history.
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
•	In-Game Marketing. We may conduct in-game marketing programs from time to time, including online contests for prizes.
•	Cross-Marketing. We have cross-marketing relationships with popular consumer brands, technology companies and major telecom carriers. We believe that our cross-marketing relationships with certain well-known companies, including Intel Corporation (“Intel”) and Microsoft Corporation (“Microsoft”), will increase the recognition of our online game brands.
•	Open Beta Testing. Our open beta testing system tests both the operation of new games under open market conditions and introduces new games to users. During open beta testing, we do not charge users to play the new game. Open beta testing provides an initial user base and creates initial interest and word-of-mouth publicity to support the commercial launch of the game.
•	Offline Events/Promotions. From time to time we distribute free game-related posters, promotional prepaid cards for beginners, and game-related souvenirs at trade shows, selected Internet cafés and other locations. We may conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our user base. Furthermore, we may sponsor select media events, such as industry-related awards shows and TV shows, to promote our brand names and our games.
•	TV Commercials. We use TV commercials to attract potential customers and to promote our games and brand.
•	Marketing Research. We use various qualitative and quantitative market research methods to analyze our target market and to differentiate our product offerings from those of our competitors.
•	Game Magazine Advertisements. We also advertise certain of our games in various game magazines. From time to time, we also collaborate with such magazines in various promotions, including giving away copies of certain games free of charge with each magazine sold.
•	Direct Marketing. We use telemarketing and email correspondence to inform our users of new products, promotions, and other product related services.
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
     We have game masters dedicated to our most popular games. Game master responsibilities include organizing in-game events, troubleshooting and actively monitoring the online game environment. Game masters are available to respond to players’ inquiries, initiate “bug” reporting and removal processes, as well as to identify, record and deal with inappropriate player behavior such as cheating. We believe that our provision of game masters to monitor the gaming environment is an important element in maintaining our customer loyalty and efficiently addressing technical problems as they arise.
Our Players
     As of June 15, 2007, we had over 9 million registered players of our online games, and we recorded over 123,500 paying players, approximately 41,350 peak concurrent users and 20,500 average concurrent users, all in the month of May 2007. The majority of our online game players are 25 to 35 years old, and consist of approximately 55 percent male and 45 percent female players.
Our Sources of Products and Services
     Historically, we developed our games and services in-house to have better control of the game features and allow for seamless integration with our games platform. Occasionally, we outsource game development to game studios to expedite the development process and time to market. More recently, we have also begun to license games to expand the scope of our games offering. As of June 15, 2007, we hold licenses for the operation of five games in various territories, Tales Runner, Fortress 2, Hellgate: London, Phantasy Star Universe and Nanaimo. Game licensing costs consist typically of an upfront fee, and an ongoing licensing fee equal to a percentage of revenues earned from the licensed games.
     We continue to aggressively expand our products and services offerings by developing and launching new games, updating games and community features on our platform. We are currently working with Microsoft to launch FunTown’s online MahJong on the Xbox 360, which is expected to be launched in the second half of 2007. In order to support our product development capabilities and develop our proprietary online games, we have a strong research and development team composed of approximately 72 employees in Taipei and Shanghai as of June 15, 2007.
Our Technology and Infrastructure
     We have a scalable and modular platform that enables us to increase our game offerings and services. The platform consists of several key modules: authentication, billing, game management, customer service, and the basic platform operation. Since our platform was designed with scalability in mind, we have a unified user account system, which allows our players to use one single account to access all FunTown games. Our billing and game management modules are flexible enough to integrate both in-house developed and licensed games. Our customer service module enables us to assist our players both in and outside of the games.
     As technologies advance and enable people to access the Internet in new ways, we plan to expand our offerings to match these new access technologies and platforms. We are currently working with Microsoft to develop some of our available games for use on the Xbox 360 platform, with Intel to make some of our games and services available on its Viiv technology for digital home media centers; and Chunghwa Telecom to offer certain of our popular game titles on its media-on-demand system. We also have created games for use on other wireless mobile phone platforms. In addition to these new technologies, our games are currently available to air travelers on certain airlines, enabling players to play with other passengers travelling on the same flight.
Competition
      Our main competitors in the online games business are casual game operators in Greater China, including Shanda, Nineyou (Shanghai Everstar Online Entertainment Co., Ltd.), Tencent Holdings Limited, Ourgames.com (Beijing Globalink Computer Technology Co., Ltd.), International Games System Co., Ltd and Chinagames.net. Our competitors also include massively multi-player online role-playing game operators in Taiwan, including Gamania Digital Entertainment Co., Ltd. (“Gamania”) and Soft-World International Corporation.
     We expect more companies to enter the online games industry in Greater China and a wider range of online games to be introduced to the Greater China market, given the relatively low entry barriers to the online games industry. Our competitors vary in size and include large companies such as Shanda, many of which have significant financial, marketing and game development resources as well as name recognition. To cope with competition, we aim to develop new features and services that we think our players will pay for and enjoy. We also work on strengthening the appeal of our online games platform through building player communities, honorary titles, virtual badges and banners of honor, as well as other virtual assets.

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
     As of June 15, 2007, we were the owner of 37 software copyrights and 34 trademarks registered with various government agencies throughout Greater China and Taiwan. We also hold licenses for the operation of five online games, including Tales Runner, Fortress 2, Hellgate: London, Phantasy Star Universe and Nanaimo.
Internet Access Services Business
Our Services
     We provide broadband Internet access services to consumer and corporate customers through various technologies and products including, cable modems, leased-lines, virtual private network and other value-added services.
Internet Access Services Offerings
     CABLE MODEMS. We offer our broadband Internet access services for consumers via cable modems at transmission speeds of up to 6 Mbps. Our cable modem-based broadband access services allow subscribers to use bandwidth-intensive multimedia applications, such as interactive games, high-quality audio, video and distance learning applications, and electronic commerce applications, such as retailing, financial services and online software distribution more efficiently. We reached an agreement in principle in May 2004 with certain of our cable partners to whom we provide bandwidth on an exclusive basis to equally share revenues, thus providing our cable partners with increased economic incentives to promote two-way cable services through their systems. In September 2005, we started providing to certain of our exclusive cable partners, cable modem services that they could sell under their own brand name. Two-way cable systems allow us to offer subscribers higher upstream transmission speeds and “always on” Internet access capabilities. As of December 31, 2006, we had 11,447 cable modem-based broadband customers, as compared to 17,600 cable modem-based broadband customers as of December 31, 2005.
     CORPORATE INTERNET ACCESS SERVICES. We also offer dedicated and high-speed Internet access services to corporate customers over fiber optical lines. Our target customers include ISPs, Internet content providers (“ICPs”), corporations, SMEs and cyber cafés. Our corporate ISP services include leased-line services, ranging from 1 Mbps to 1 Gbps, virtual private network and other value-added services.
     ADSL. On May 15, 2006, we entered into an asset purchase and sale agreement and a transition service agreement with Webs-TV to sell our ADSL business and provide certain transition services. Under the agreements, Webs-TV purchased our ADSL business and agreed upon services in an all cash transaction with a total price of approximately US$18.1 million (including VAT). Approximately US$8.9 million of the price was for the ADSL business and approximately US$0.9 million of the price was for the right to use our ADSL brand for five years. Both are payable from May 15, 2006 through July 31, 2007. The remaining US$8.3 million of the total price represents fees for bandwidth, consulting and other support services to be provided by Hoshin GigaMedia on a transitional basis through December 31, 2007, and is payable from May 15, 2006 through February 28, 2008. The transferred ADSL business includes our ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers. Cash proceeds received in 2006 from the sale of the ADSL business, net of transaction costs and VAT, were approximately US$3.3 million, and cash proceeds to be received in 2007 related to such sale, net of VAT, will be approximately US$5.0 million.

Markets for Internet Access Services
     CONSUMER INTERNET ACCESS SERVICES. Our two-way cable modem-based broadband service packages are offered at approximately US$33.80 per subscriber per month for premium service; approximately US$24.58 per subscriber per month for a mid-tier package; and approximately US$19.97 per subscriber per month for a basic service. We also offer selected subscribers discounts on their monthly access fees and quarterly or yearly payment options to further promote our access services. We recognize our revenues from access fees net of the split with cable partners and these discounts. In the future, our product mix may change in response to market dynamics.
     The number of subscribers of our two-way cable modem-based broadband services declined gradually due to competition. The table below sets forth the number of our subscribers on the dates specified. Our access revenues increased in 2006 compared to 2005, primarily due to the growth of our corporate broadband business, which offset declines in our retail broadband business. We do not expect to see significant growth in our subscriber base in the future, in line with our ongoing strategy to shift resources away from this legacy business. Consistent with our focus on online entertainment, we have retained financial advisers to explore the potential sale of this legacy business.

	Number of Subscribers
Date	2004	2005	2006
31-Mar	18,798	18,645	16,417
30-Jun	18,495	17,929	15,154
30-Sep	18,454	17,386	13,185
31-Dec	18,440	16,534	11,447
     Besides directly providing cable modem-based Internet services under GigaMedia’s brand name to end users, we also provide trunk bandwidth and backend systems, which include a customer provisioning system, billing system and network management system, to cable operators that wish to operate their cable modem-based Internet service under their own brand names, or turnkey cable modem services. We receive fees from these cable systems under various revenue sharing arrangements. As of December 31, 2006, we had exclusive agreements with 11 out of our 26 cable partners granting us the exclusive right to provide Internet access services through their cable systems.
     CORPORATE ACCESS SERVICES. KBT offers and sells dedicated and high-speed Internet access to corporate customers over fiber optical Ethernet MAN infrastructure. KBT offers various speeds of leased-line services, ranging from 1Mbps to 1Gbps, to different kinds of subscribers like ISPs, ICPs, corporations, SMEs and cyber cafés. KBT charges its customers monthly fees for access services and other value-added services depending on the level of bandwidth and type of services provided. As of June 2007, KBT has more than 600 corporate users, and the business contributes more than 40 percent of the revenues from our Internet access service business.
Other Services
     As part of our Internet services, we provide various other value-added services including free electronic mail, bulletin boards and photo albums.
Our Broadband Network — Cable and ADSL Network
     In early 2005, we completed the upgrade of our island-wide backbone network, which is based primarily on Gigabit Ethernet technologies and covers 20 major districts out of a total 25 districts in Taiwan. In addition, we built small regional data centers to host both the cable Internet and ADSL headend equipment in these 20 districts connected by our backbone network. These centers also act as service hubs for:

•	the provision of key community services, including electronic mail, photo albums and personal Web hosting, to subscribers;
•	the management of network performance;
•	the replication of content and applications; and
•	the provision of a cost-efficient infrastructure to cache data.
     In connection with the sale of our ADSL business, we have given Webs-TV the right to co-locate their equipment into our network operation centers.
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
     Private peer-to-peer relationships among ISPs (i.e., private direct cable connections as opposed to public Internet connections) have become the most effective solutions to resolve the problems of packet loss and latency resulting from the significant traffic volume through Internet networks. We have peering arrangements with most of Taiwan’s major networks and ISPs, providing us with what we believe to be the one of the most comprehensive array of Internet connections in Taiwan. According to the Taiwan Network Information Center, as of April 2006, we had one of the best aggregate peering bandwidth arrangements among all commercial organizations in Taiwan. Our extensive peering arrangements have enabled us to route most of our traffic over the less congested private peering links. This enhances the efficiency of our network and allows us to provide better, faster access services to our subscribers.
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

     TURNKEY CABLE MODEM SERVICES. For cable operators that are interested in providing or improving upon their cable Internet services, we have formed a team of sales personnel, network engineers, backend software engineers and customer service specialists to provide consultancy and turnkey solutions. We believe that direct sales contact and site visits to existing cable partners and referrals by our existing cable partners are the most efficient methods of marketing our cable modem services.
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
     We mainly compete with broadband ISPs, which provide basic Internet access to consumer and corporate users generally through the provision of ADSL services using existing telephone networks or cable modem-based services operating over cable television networks. The Internet access service industry in Taiwan is highly competitive. The broadband Internet access service industry in Taiwan is dominated by the main fixed-line telecommunication company, Chunghwa Telecom. Chunghwa Telecom’s HiNet broadband service is the current broadband ISP market leader estimated to have over 80 percent of the market share in 2006, while we have only managed to capture approximately 1 percent of the market share. The primary basis for competition is price. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers.
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
Intellectual Property and Proprietary Rights
     As of June 15, 2007, we held 21 trademarks and two patents registered in Taiwan.
Regulation
Regulation Relating to Online Gaming
     Our software licensing and online entertainment business includes software development and the provision of application services for Internet gaming. We are dependent on UIM for all of the revenues from our software licensing and online entertainment business. UIM operates an online gaming business and also sub-licenses our software products to third parties. We earn fees from UIM based upon its revenues. In December 2006, we also entered into a licensing agreement with a subsidiary of the Carmen Media Group, an online entertainment provider, pursuant to which we licensed certain of our gaming software for use on Web sites to be launched and operated by such subsidiary. Each of these businesses is subject to applicable laws and regulations relating to online gaming and electronic commerce in various jurisdictions.
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
     However, the end users of our software products, including the online gaming customers of UIM and its sub-licensees are located around the world and it is, in many cases, uncertain which governments have authority to legislate or regulate different aspects of these industries. Moreover, the Internet gaming industry is still in an early stage of development and the worldwide legal and regulatory environment in which the businesses operate therefore remains highly fluid and subject to change. While most foreign jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to Internet gaming. Issues such as determining the physical location of a gaming event as well as significant differences in the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. The risks and uncertainties in the worldwide legal and regulatory environment make it impossible to assess whether our status or operations as an application service provider to the online gaming industry, or the Internet gaming services provided by UIM, are in compliance with all laws and regulations of the jurisdictions where our gaming software products are used.
     In the United States, the current administration adheres to the view that Internet gambling is already prohibited by the Federal Wire Act and other federal laws, such as the Patriot Act. Under the Patriot Act, both U.S. and non U.S. banks which process online gaming transactions for U.S. persons may face potential criminal proceedings, as U.S. jurisdiction extends to non-U.S. banks that have correspondent accounts in the United States. Internet gambling activity also constitutes illegal gambling activity in all 50 U.S. states, including those states where other forms of gambling are legal.
     In addition, the UIGEA became law in the United States in September 2006. The UIGEA prohibits the use of communication facilities and financial transactions in connection with Internet gambling by restricting the payment methods for such activities and by imposing criminal penalties on Internet gambling businesses which accept wagers or payment in violation of such restrictions. The UIGEA also criminalizes any gambling business which arises from using a communication facility to transmit bets or wagers, or to transmit information assisting in the placing of bets and wagers, to or from the United States, and prevents gambling businesses from accepting credit cards or other bank instruments in connection with illegal Internet gambling. The UIGEA also directs various federal agencies to develop regulations that would require financial institutions with electronic payment systems to establish policies and procedures to identify and block restricted transactions, and creates judicial procedures through which federal agencies could obtain injunctions directing interactive computer services to remove or disable access to online sites that violate the law.

     In November 2004, the World Trade Organization (“WTO”) found that the United States was in violation of its commitments under the General Agreement on Trade in Services (“GATS”), by not allowing operators of online gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and, in April 2005, the Appellate Body of the WTO found that the provisions of the Wire Act, Travel Act and Illegal Gambling Business Act are inconsistent with the obligations of the United States under the GATS, but also that the United States had shown that such measures are necessary to protect public morals or maintain public order and therefore fall within an exception to its general obligations. However, the Appellate Body further found that, in the light of existing federal legislation regarding Internet gambling on horseracing, the United States had failed to demonstrate that the Wire Act, Travel Act and Illegal Gambling Business Act are applied equally to both foreign and domestic providers of online gambling services for horseracing and therefore recommended that the United States bring its legislation into conformity with its obligations under the GATS. In March 2007, the WTO issued a report which found that the United States had failed to bring its legislation into conformity with its obligations under the GATS.
     It is unclear what steps the U.S. government will take following the decision of the Appellate Body of the WTO and the March 2007 report of the WTO and whether the threat of any sanction or fine relating to a failure to implement the recommendation of the Appellate Body would be sufficient to prompt a change in U.S. online gaming policy. A number of states are lobbying/petitioning the federal authorities to ensure they retain the ability to regulate state gaming and that this ability is not affected by the WTO decision.
     Finally, substantial uncertainties in the global regulatory environment relating to online gaming expose our Company to a real risk that regulatory authorities in various jurisdictions may determine that our software licensing and online entertainment business provides online gaming services (rather than only providing software and application services to our licensees) and thus subject our Company to the gaming laws and regulations in such jurisdictions.
     In Europe, several countries, led by the United Kingdom, are adopting a regulated online gaming approach. However, opposing views are present in Europe. Some European countries, where there are state-owned gaming monopolies, primarily related to lotteries and online sports betting, have taken action or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on our licensees and consequently on our Company. For example, the French governmental authorities has passed legislation effective from March 2007, prohibiting operators other than certain specified state-owned enterprises from operating Internet gaming sites in France. Additionally, advertising restrictions have been placed on the promotion of online gaming sites with effect from September 2007, and the proposed implementation of the legislation also requires warnings to be placed on online gaming sites. In addition, new banking restrictions have been adopted, which require financial institutions with electronic payment systems to identify and block restricted transactions. As of June 15, 2007, regulations required to implement these laws and the banking restrictions have not been adopted.
     Such actions by these European Union (“EU”) member states are in contrast with rulings from the European Court of Justice and have prompted the European Commission (“EC”) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EU’s principles regarding the European single market. There is no indication that any such legislation will be introduced in the near term.
     For additional information on the regulatory environment relating to online gaming, please see Item 3, “Key Information — Risk Factors — The worldwide legal and regulatory environment in which our software licensing and online entertainment business operates is characterized by uncertainties that could adversely affect our business and operating results.”

Regulations Relating to Online Games in Taiwan
     At present, there is no specific law in Taiwan governing online game services, nor are there any specific licensing requirements imposed on Internet content providers in connection with offering online game services. The National Communications Commission (the “NCC”) was established in March 2006. It is anticipated that the NCC will overhaul the regulatory framework in the communications sector and may enact new regulations governing Internet content.
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
     Computer Software Ratings. The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating which took effect in January 2007. Computer software includes the game software which can be installed in computers. The provider of computer software shall identify the rating of the computer software when it provides it to users. There are four ratings: (i) Mature Audience Only (not suitable for those below the age of 18); (ii) Parental Guidance Advisable (not suitable for those below the age of 12; parental guidance is advisable for those between the age of 12 to 18) (iii) Parental Guidance Strongly Suggested (not suitable for those below the age of 6; guidance from parents, teachers or adults is strongly suggested for those between the age of 6 to 12); and (iv) General Audience (suitable for all ages).
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
Regulations Relating to Online Games in the PRC
     Our provision of online games and online game-related content on our Web sites in the PRC is subject to various Chinese laws and regulations relating to the telecommunications industry, Internet and online games, and is regulated by various government authorities, including the Ministry of Information Industry, the Ministry of Culture, the Administration of Press and Publication and the State Administration of Industry and Commerce. The principal PRC regulations governing the provision of Internet content and online games services include (among others) the Telecommunications Regulations (2000), the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), the Administrative Measures for Telecommunications Business Operating Licenses (2001), the Tentative Measures for Administration of Internet Culture (2003), the Tentative Measures for the Administration of Internet Publications (2002), the Opinions on the Development and Management of Online Games (2005) and the Anti-Internet Addiction Regulations (2007).
     Under these regulations, a foreign investor is currently prohibited from owning more than 50 percent of the equity in a PRC entity which provides value-added telecommunications services. Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business operating license, or an ICP license, from the appropriate telecommunication authorities in order to carry on its operations in the PRC.
     In addition, since online games fall within the definition of “Internet culture products” under the Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate Ministry of Culture for its operation of online games, and foreign investors are restricted from owning equity in such entities. The provision of online games is also deemed an Internet publication, within the meaning of the Tentative Measures for Internet Publication Administration (2002), and therefore, an online game operator must also obtain the approval of the relevant press and publication administrative authorities, as well as the appropriate licenses, in order to carry on its online games business in the PRC. Foreign investors are also restricted from owning equity in entities which provide Internet publications. Further, no online game products involving (among others) obscenity, gambling, violence, superstition or illegal money-collecting transactions are allowed to be produced and circulated in the PRC, and all imports of online games are required to be approved by the Ministry of Culture and be registered and recorded in accordance with relevant PRC law. If games are imported without such approval, the Ministry of Culture may impose penalties on the non-complying operator, which include the revocation of its Internet culture operation license. In addition, online game operators are required to develop identification verification and reorganization software for online game products, to restrain youths from playing online games and limit their playing time, and to reform gaming rules which might induce online gaming addiction (including adoption of real-name registration systems).
     In April 2007, the PRC governmental authorities also passed the “Anti-Internet Addiction Regulations”, with the purpose of discouraging online game-players from spending excessive amounts of time playing online games. Pursuant to these regulations, Internet game operators have been ordered to install anti-addiction software features on games offered in the PRC by mid-July 2007, which will (among other features) limit the number of points and other benefits which can be awarded to game players after they have been online in excess of specified periods of time. Internet game operators will also be required to adopt real-name registration, which will require online game players to register their real identity information before they will be allowed to play online games.
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
     Liberalization of Type I Fixed Network Licensing. The Directorate General of Telecommunications adopted the Regulations Governing Fixed Telecommunications Network Business (“Fixed Network Regulations”) in 1999 to govern the issuance of fixed network communication licenses and the business conducts of fixed network business operators. Type I fixed network communications licenses are subdivided into comprehensive network, local network, long distance network, international network and lease-circuit licenses. These regulations have been designed to grant additional comprehensive network licenses to encourage competition with Chunghwa Telecom, which is a state-owned company and currently the dominant fixed-line network operator in Taiwan. The NCC promulgated the amendments to the Fixed Network Regulations on May 21, 2007 whereby the NCC lowers the threshold for a cable TV system operator to operate a local telecommunications network within its franchise area on the one hand and allows a fixed network operator to operate a multimedia content transmission platform (to broadcast programmed channels) on the other.
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
     Operating Licenses. To obtain an operating license, a cable operator must first apply for a rollout permit. After receiving this permit, the cable operator generally has three years to complete the cable system rollout as set forth in its permit application. Upon the satisfactory completion of the rollout, the NCC will issue an operating license to the cable operator. If the cable operator has not received an operating license before its rollout permit expires, its right to engage in the cable television business will be terminated immediately.
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

C. Organizational Structure
We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access services in Taiwan. After we acquired our software licensing and online entertainment business in April 2004 and our online games business in January 2006, we became a major provider of online entertainment software services. In September 2005, we sold our interest in our land-based music distribution business. The organization chart and the table below set forth our business structure and the name, year and country of incorporation for each of our principal subsidiaries and our percentage holding and principal activities as of June 15, 2007:

*As of June 15, 2007, we own approximately 18.1 million common shares and 15 million convertible voting preferred shares of T2CN, and also control voting rights with respect to 0.85 million common shares of T2CN, which in aggregate represent a controlling interest of 51.12 percent of the total outstanding voting rights of T2CN. The financial results of T2CN will only be consolidated in our financial results for the year ended December 31, 2007.

		Place of	Our
	Year of	Incorporation	Percentage
Entity	Incorporation	Operation	Holding	Principal Activities
Held by our Company

GigaMedia International Holdings Limited	2004	British Virgin Islands	100%	Holding company

Hoshin GigaMedia Center Inc.	1998	Taiwan	100%	Cable-based Internet access services and FunTown online games portal

Held by Hoshin
GigaMedia Center Inc

Koos Broadband Telecom Co., Ltd.	2001	Taiwan	100%	Broadband Internet access services targeting business clients

Held by GigaMedia
International Holdings Limited

Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company

FunTown World Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Pacific Limited	2006	British Virgin Islands	100%	Holding company

GigaMedia Finance International Limited	2000	Cayman Islands	100%	Holding company

GigaMedia Global Limited	2004	British Virgin Islands	100%	Online game company

GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company

Skyace Pacific Limited	2006	British Virgin Islands	100%	Holding company

Held by FunTown World Limited

FunTown Hong Kong Limited	1999	Hong Kong	100%	Online games portal

Held by GigaMedia Asia Limited

GigaMedia China Limited	2005	British Virgin Islands	100%	Holding company

Held by Skyace Pacific Limited

Dragongate Enterprises Limited	2006	British Virgin Islands	70%	Online game developer and operator

		Place of	Our
	Year of	Incorporation	Percentage
Entity	Incorporation	Operation	Holding	Principal Activities
Held by Cambridge
Entertainment Software Limited

Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Software developer and application service provider

Cambridge Interactive Development Corporation (Quebec) Inc.	2005	Canada	100%	Financial and management services

Internet Media Licensing Limited	2005	British Virgin Islands	100%	Software developer and application service provider

Held by GigaMedia
China Limited

T2CN Holding Limited	2004	British Virgin Islands	51.12%*	Online game developer and operator

* As of June 15, 2007, we own approximately 18.1 million common shares and 15 million convertible voting preferred shares of T2CN, and also control voting rights with respect to 0.85 million common shares of T2CN, which in aggregate represent a controlling interest of 51.12 percent of the total outstanding voting rights of T2CN. Owing to the recent nature of this development, we have not provided information relating to T2CN and its business.
D. Property, Plant and Equipment
     Our principal executive office and operating office are located at 14F, No. 122 Tunhwa North Road, Taipei 10595, Taiwan, where we lease approximately 24,368 square feet of office space. We also lease office and other space, including space for our servers, in various other locations.
     We operate our software licensing and online entertainment business from CESL’s headquarters at 100 Cambridge Park Drive, Cambridge, MA 02140, U.S.A., where we lease approximately 34, 674 square feet, and from the offices of Cambridge Interactive Development Corporation (Quebec) Inc. at 1550 Metcalfe Street, Suite 1510, Montreal, Quebec, H3A 1X6, Canada, where we lease approximately 1,638 square feet.
     We operate our online games business from FunTown’s office in Taiwan at 8F, No. 22, Lane 407, Sec. 2, Tiding Blvd., Taipei 114, Taiwan, where we lease approximately 28,235 square feet, and FunTown’s Hong Kong office at Suite 1403-1405 Sunbeam Plaza, 1155 Canton Rd. KL, Hong Kong, where we lease approximately 4,831 square feet.
     We operate our legacy Internet service and access business from Hoshin GigaMedia’s office at 4F, No.57, Dongxing Road, Taipei 110, Taiwan, where we lease approximately 9,272 square feet, and from KBT’s office at 6F, No. 20, Lane 478, Rueiguang Road, Neihu District, Taipei 114, Taiwan, where we lease approximately 13,092 square feet.
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
Overview
     We are a holding company. We operate three principal businesses through our subsidiaries:

•	Our software licensing and online entertainment business is operated through our subsidiary, CESL. CESL is a software developer and support services provider. CESL develops software for online entertainment services. As a software developer and support services provider, CESL offers software solutions for online entertainment, which it licenses to UIM under a software license and support service contract.
•	Our online games business is operated through our subsidiaries Hoshin GigaMedia and FunTown World Limited.
•	Our Taiwan Internet access service business is operated through our subsidiary, Hoshin GigaMedia, which focuses on consumer users, and Hoshin GigaMedia’s subsidiary, KBT, which focuses on corporate users.
     In 2006, we recorded total operating revenues of approximately US$94.3 million, an increase of approximately US$50.1 million year-over-year, resulting mainly from our software licensing and online entertainment business which had an increase in operating revenues of approximately US$32.5 million year-over-year and the acquisition of FunTown in January 2006. We recorded net income of approximately US$30.8 million, an increase of approximately US$24.5 million year-over-year, and our total costs and expenses increased by approximately US$32.5 million year-over-year to US$72.3 million.
     Prior to April 2004, our main business was to provide broadband Internet access services in Taiwan. Since we did not acquire our software licensing and online entertainment business until April 2004, our historical financial results prior to fiscal 2004 did not reflect the financial results of our software licensing and online entertainment business. As we did not acquire our online games business until January 2006, our historical financial results prior to fiscal year 2006 do not reflect the financial results of our online games business.
     Software Licensing and Online Entertainment Business. We acquired our software licensing and online entertainment business in a private transaction on April 1, 2004 with a view to enhancing our diversified entertainment products portfolio. We have consolidated the results of operations of the acquired business as of and for the nine months ended December 31, 2004 and the years ended December 31, 2005 and 2006. Our software licensing and online entertainment business generated revenues of approximately US$55.0 million, gross profit of approximately US$47.2 million, and operating income of approximately US$16.8 million in 2006.
     We are dependent on our licensee, UIM, whose financial results were incorporated into our 2004, 2005 and 2006 consolidated financial statements pursuant to FIN 46(R) although we do not own any equity in UIM. See “— A. Operating Results — Overview — Consolidation of UIM Under FIN 46(R).” Under the terms of the licenses granted by us to our licensees (including UIM), we are entitled to a share of the revenues of such licensees and as such, we bear certain economic risks with respect to, and derive certain economic benefits from, their operations.
     Online gaming software design houses and application service providers are our primary competitors. However, given the low barriers to entry in the software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of the software and Internet industries. In addition to known current competitors, traditional entertainment service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online entertainment services in the future, and thus become our competitors.
     Faced with our known competitors, and most likely several new competitors which may be established in the near future, we will continue to improve the principal competitive factors that we believe can differentiate our product offerings from those of our competitors, including: brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.
     Online Games Business. We operate our online games business through our subsidiaries Hoshin GigaMedia and FunTown World Limited. FunTown is a leading casual games business with operations throughout Greater China. We acquired FunTown in January 2006 and incorporated results of the business into our consolidated financial statements as of and for the year ended December 31, 2006. Our online games business generated revenues of approximately US$18.7 million, a gross profit of approximately US$15.0 million, and operating income of approximately US$5.6 million in 2006. As we did not acquire our online games business until January 2006, our historical financial results prior to fiscal year 2006 do not reflect the financial results of our online games business.

     In March 2006, we entered into a strategic alliance with Wretch for the development of an online games community. This strategic alliance was expanded in December 2006 to include the formation of a strategic partnership with Yahoo! Taiwan in connection with its acquisition of Wretch which was completed in May 2007. We have developed a co-branded Web site with Yahoo! Taiwan to co-market our online games on key Yahoo! Taiwan properties. Direct links to the co-branded Web site are also prominently featured throughout Wretch, and have been placed on Yahoo! Taiwan’s online game and messenger homepages with banner advertisement rights designed to attract users to the co-branded Web site. Members of Yahoo! Taiwan are able to directly access FunTown’s games on the co-branded Web site with their Yahoo! login information.
     In December 2006, we entered into a strategic alliance with Infocomm Asia, a Southeast Asian online games operator and distributor offering blockbuster titles such as Granado Espada and Hellgate: London, both under exclusive license for most of Southeast Asia. We also secured an exclusive license to offer and operate Hellgate: London, an online game anticipated to be launched in 2007, in the territories of Taiwan, Hong Kong and Macau. We will operate Hellgate: London through a strategic joint venture, Dragongate Enterprises, in which we hold a 70 percent interest and Cyber Gateway Pte. Ltd. (a wholly-owned subsidiary of Infocomm Asia) holds a 30 percent interest.
     Online casual game operators in Taiwan and the PRC are currently our primary competitors. We also expect to compete in the future with online casual game and MMORPG operators throughout Greater China. Given the low barriers to entry in the online game industry and the increasing popularity of Internet-based businesses, there are a large number of potential competitors scattered throughout many different segments of the software and Internet industries. In addition to the aforementioned competitors, traditional entertainment service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online game services in the future, and thus become our competitors.
     Faced with our known competitors, and most likely several new competitors which may be established in the near future, we will continue to improve the principal competitive factors that we believe can differentiate our product offerings from those offered by our competitors, including: brand, technology, financial stability and resources, proven track record, independent oversight and transparency of business practices in our industry.
     Internet Access Service Business. In 2006, we operated a major broadband ISP and provided broadband Internet access service with multiple delivery technologies in Taiwan targeting both consumer and corporate customers. Our Internet access service business generated revenues of approximately US$20.6 million, gross profit of approximately US$8.7 million, and operating income of approximately US$4.2 million in 2006.
     Our consumer ISP business is operated through Hoshin GigaMedia and our corporate ISP business is operated through Hoshin GigaMedia’s subsidiary, KBT. Of the total access revenues recorded for 2006, consumer access revenues through Hoshin GigaMedia were approximately US$13.7 million.
     In May 2006, we sold our ADSL business to Webs-TV. See “Business Overview.” The resulting decrease in monthly ADSL revenues will be partially offset for the transition period from May 16, 2006 to December 31, 2007 by service revenues from Web-TV for the provision of certain bandwidth and consulting services on a transitional basis. Following the sale of our ADSL business, our retail ISP business is primarily composed of our cable modem broadband business, which accounted for approximately 16 percent of our ISP access revenues in 2006.
     We reached an agreement in principle in May 2004 with our cable partners to equally share revenues, thus providing our cable partners with additional economic incentives to promote two-way cable services through their systems.
     Our corporate ISP services include leased-line, virtual private networks and other value-added services. Internet access service revenues from our corporate ISP business grew from US$6.5 million in 2005 to US$6.8 million in 2006, and accounted for approximately 33 percent of total Internet access service revenues in 2006. Internet access service revenues from our consumer ISP business declined 9 percent from US$15.1 million in 2005 to US$13.7 million in 2006, and accounted for approximately 67 percent of total Internet access service revenues in 2006 as compared to 70 percent of our Internet access service revenues in 2005.

     Our Internet access service business continues to operate in a very competitive and challenging environment. Our principal competitor, Chunghwa Telecom is the dominant provider of broadband services in Taiwan and has significantly greater resources than us. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers. We do not expect to see significant growth in our subscriber base in the future, in line with our ongoing strategy to shift resources away from this legacy business. Consistent with our focus on online entertainment, we have retained financial advisors to explore the sale of this legacy business.
Subsequent Events
     We entered into the following transactions after December 31, 2006.
Acquisition of Controlling Interest in T2CN
     On April 27, 2006, we entered into certain agreements for the formation of a strategic partnership with T2CN, an online casual sports game operator in the PRC, pursuant to which we made an initial investment of US$15 million for the acquisition of 7.5 million shares of convertible preferred stock, subject to customary preferred share rights and protections. Pursuant to a shareholder agreement which we entered into with T2CN and certain of its shareholders in April 2006, which was restated and amended in November 2006, we were granted the right to elect one member to the board of directors of T2CN, and acquired certain veto rights over the management of T2CN. We were also granted rights to subscribe for additional convertible preferred shares of T2CN, based on the financial performance of T2CN in each of the twelve-month periods ended March 31, 2007 and December 31, 2007. In addition, we provided shareholders with an aggregate of approximately 52.92 percent of the issued share capital of T2CN with an option to sell their shares to us within two years from May 8, 2006 at a price equivalent to 8.65 times the net operating income of T2CN per share, subject to certain adjustments.
     In February 2007, we agreed to acquire up to 18.1 million common shares of T2CN, representing 32.39 percent of the outstanding voting rights of T2CN at that date, for a consideration which was to be determined based on the financial performance of T2CN in the first half of 2007 as follows:
(a)	US$1.05 per common share if the adjusted net operating income of T2CN for the first half of 2007 was not more than US$1 million;
(b)	US$1.25 per common share if the adjusted net operating income of T2CN for the first half of 2007 was between US$1 million and US$1.5 million; or
(c)	US$1.45 per common share if the adjusted net operating income of T2CN for the first half of 2007 was not less than US$2.5 million.
     Total consideration payable is in the range of US$19.0 million to US$26.3 million, and is to be paid in two instalments. The first instalment of US$9.4 million and 173,814 shares of our common stock was paid on completion of the acquisition of the shares, with the remaining consideration, ranging from US$7.8 million to US$15.0 million to be paid on August 15, 2007. The consideration for the acquisition is subject to adjustment based on the financial performance of T2CN in the first half of 2007. Following this acquisition, we held approximately 45.79 percent of the total voting rights of T2CN, including voting rights associated with preferred shares held by us.
     In May 2007, we subscribed for an additional 7.5 million convertible preferred shares of T2CN, pursuant to our rights to subscribe for additional convertible preferred shares under the shareholders’ agreement. In June 2007, we also entered into a voting trust agreement with a shareholder of T2CN, pursuant to which we obtained voting rights over an additional 0.85 million common shares of T2CN. We also notified T2CN of our intention to exercise our conversion rights over the convertible voting preferred shares held by us, which conversion is expected to take place in July 2007.
     As of June 15, 2007, we own approximately 18.1 million common shares and 15 million convertible voting preferred shares of T2CN, and also control voting rights with respect to 0.85 million common shares of T2CN, which in aggregate represents a controlling interest of 51.12 percent of the total outstanding voting rights of T2CN. The financial results of T2CN will only be consolidated in our financial results for the year ended December 31, 2007.

Termination of Subscription Agreement with Wretch
     On December 12, 2006, Hoshin GigaMedia entered into an agreement with Wretch to terminate the subscription rights agreement we signed on March 10, 2006, in connection with, and subject to, the acquisition of Wretch by Yahoo! Taiwan. Under this termination agreement, we gave up our right to acquire a 20 percent equity stake in Wretch if and when Wretch increased its share capital within three years of the date of the subscription right agreement, and we would no longer be obligated to provide Wretch with certain free Internet services after December 31, 2006. Our right to acquire Wretch shares was terminated on May 8, 2007, the closing date of the acquisition of Wretch by Yahoo! Taiwan. Pursuant to the termination agreement, Hoshin GigaMedia obtained compensation from Wretch in the amount of approximately US$0.6 million (NT$20 million) (including VAT).
     In connection with the termination of the subscription rights agreement, we also entered into a co-operation agreement with Yahoo! Taiwan. Under the strategic co-operation arrangement, we have continued to co-operate with Wretch under the original strategic alliance, which has been expanded to include strategic co-operation with Yahoo! Taiwan, to develop a co-branded Web site with co-marketing of FunTown’s games on key Yahoo! Taiwan properties. Direct links to the co-branded Web site are prominently featured throughout Wretch, and have been placed on Yahoo! Taiwan’s online game and messenger homepages with banner advertisement rights designed to attract users to the co-branded site. Members of Yahoo! Taiwan are able to directly access FunTown’s games on the co-branded Web site with their Yahoo! login information.
Investment in Softstar Entertainment Inc.
     In June 2007, we entered into certain agreements for the formation of a strategic alliance with Softstar Entertainment Inc. (“Softstar”), a games design house and online game operator in Taiwan, pursuant to which we made an initial investment of NT$60 million (or approximately US$1.8 million) for the acquisition of 10 million convertible preferred shares, subject to customary preferred share rights and protections. These shares are convertible into an interest of approximately 16.1 percent of the issued common shares of Softstar based on its issued common share capital as of June 11, 2007, and are subject to transfer restrictions for a period of three years from June 11, 2007. Pursuant to these agreements, we obtained the right to nominate one director and one supervisor to the board of Softstar, subject to our holding at least 10 percent of the total number of outstanding shares issued by Softstar on a fully diluted basis. The convertible preferred shares are entitled to receive cumulative dividends accrued at the rate of 3 percent per annum. The convertible preferred shares shall be converted on the third anniversary of the issue date of the shares, or June 11, 2010, into common shares of Softstar on a 1:1 basis, and will be registered with the Gre Tai Securities Market, which is an over-the-counter securities market in Taiwan.
Certain Significant Events Affecting Our Results of Operations for 2004, 2005 and 2006
Change in Reporting Currency and Basis of Presentation
     Our consolidated financial statements were historically reported in New Taiwan dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency because operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our software licensing and online entertainment business. See Item 3 — “Key Information — Exchange Rates.”
Discontinued Operations
Divestiture — Music Distribution Business
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

     Summary select financial information for discontinued operations is as follows:

	2004	2005
	(in US$ thousands)
Revenues	$66,975	$37,907

Income (loss) before tax and minority interest income	$752	$(1,861)

Income tax (benefit)/expenses	$5	$(1)

Minority interest income (loss)	$318	$(796)

Income (loss) from discontinued operations	$429	$(154)

     Major classes of assets and liabilities which comprised the music distribution business at the date of disposal, September 29, 2005, included the following:

(in US$ thousands)
Cash (including restricted cash)	$3,098
Accounts receivable	1,842
Inventory	6,679
Other current assets	683
Property and equipment	1,666
Intangible assets	4,689
Other assets	1,553

Total Assets	$20,210

Accounts payable	$11,239
Other liabilities	1,945

Total liabilities	$13,184

Divestiture of our ADSL Business
     On May 15, 2006, we entered into an asset purchase and sale agreement and a transition service agreement with Webs-TV to sell our ADSL business and provide certain transition services. Under the agreements, Webs-TV purchased our ADSL business and agreed upon services in an all cash transaction with a total price of approximately US$18.1 million (including VAT). Approximately US$8.9 million of the price is for the ADSL business, and approximately US$0.9 million of the price is for the right to use our ADSL brand for five years. Both are payable from May 15, 2006 through July 31, 2007. Approximately US$8.3 million represents fees for bandwidth, consulting and other support services to be provided by Hoshin GigaMedia on a transitional basis through December 31, 2007, and is payable from May 15, 2006 through February 28, 2008. Cash proceeds received in 2006 from the sale of the ADSL business, net of transaction costs and VAT, were approximately US$3.3 million. We expect to receive approximately US$5.0 million in 2007 related to this sale, net of transaction costs and VAT. The transferred ADSL business includes our ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers. For further information, please see Note 4 of our financial statements.
     Our results of continuing operations in 2006 included a pre-tax one-time gain from the sale of the ADSL business of US$7.7 million, which was recorded in non-operating income. The ADSL business does not qualify under FAS 144 as a component that may be reported as discontinued operations since the operations and cash flows of our ADSL business cannot be clearly distinguished operationally and for financial reporting purposes from the rest of our ISP business. Therefore, we have not reported the sale of or ADSL business as discontinued operations.
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
     The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. In April of 2004, we entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s online entertainment operations. The contract allows us to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. The percentage of gross receipts varies depending upon the software and support services selected by UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we were and continue to be the primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our consolidated financial statements as of and for nine months ended December 31, 2004, and as of and for the years ended December 31, 2005 and 2006, even though we own none of UIM’s equity. UIM’s net assets as of December 31, 2005 and 2006 were approximately US$0.6 million and US$0.8 million, respectively, and the consolidation of UIM resulted in an increase in our assets and liabilities of approximately US$3.5 million and US$2.9 million in 2005, respectively, and US$12.8 million and US$12.1 million in 2006, respectively. Because we have no equity ownership interest in UIM, the consolidation had no impact on our net income.
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
     On December 19, 2005, we entered into a definitive agreement with TWP to acquire FunTown. In January 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown for a total consideration of approximately US$43 million, which included cash payments of approximately US$27.2 million and zero coupon convertible notes in the aggregate principal amount of approximately US$15 million with a valuation premium on the convertible notes of approximately US$0.8 million as determined by a third-party valuer. The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on April 1, 2007, which amount was to be determined based on the increase of adjusted pre-tax income of FunTown in 2006 as compared to 2005 as follows:
(i)	If the increase in 2006 was 30 percent or more, an additional payment of US$5 million;
(ii)	If the increase in 2006 was 15 percent or above but less than 30 percent, a reduced incentive payment; or
(iii)	If the increase in 2006 was less than 15 percent, no additional payment.
     Adjusted pre-tax income of FunTown includes certain pre-agreed upon non-GAAP adjustments to the GAAP pre-tax income. At December 31, 2006, we accrued an additional payment of US$5 million, which was subsequently paid in April and May 2007, since the adjusted pre-tax income of FunTown in 2006 increased more than 30 percent as compared to 2005. We also redeemed the zero coupon convertible notes in full between July and September 2006.
     In the absence of a quoted market price for these businesses, the acquisition prices of these businesses were determined based on management’s estimates for the fair value of the acquired net assets, including goodwill and intangibles. We determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. These estimates were arrived at with the assistance of independent valuation consultants utilizing recognized valuation techniques. Any excess of cost over the net of the amounts assigned to the assets acquired and liabilities assumed is recorded as goodwill. The actual fair value of such acquired net assets may differ significantly from management’s estimates.
Revenue Recognition
     We recognize revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.
     We enter into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance (e.g. leased cable modems and Internet access-related equipment solutions which are subject to Statement of Financial Accounting Standards (FAS) No. 13, “Accounting for Leases,” and online gaming software that is subject to the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,”) whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance. All other deliverables in multiple-element arrangements are accounted for in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables.”
     In addition to the aforementioned general policies, we have adopted specific revenue recognition policies for each major category of revenue.
Software Licensing and Online Entertainment Revenues
     We record revenues from our software licensing and online entertainment business from licensing our software and providing support services. These revenues are recognized monthly as a fixed percentage of our licensees’ gross receipts. Under the provisions of FIN 46(R), the results of UIM, our major licensee, have been incorporated into our 2004, 2005 and 2006 consolidated financial statements. UIM and GigaMedia are separately owned. (See Note 3 of our financial statements for additional information). Our software licensing and support service revenues are based upon a percentage of gross receipts generated by UIM’s online gaming operations, and are recognized monthly. Software licensing and support service revenues we receive from providing such services to UIM have been eliminated in consolidation.
     Multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers are accounted for in accordance with SOP 97-2. UIM earns revenues by providing and promoting online games of skill and chance that are available on its gaming software, which may be downloaded free of charge. Generally, UIM operates online casino destinations in which players place bets against the house, and also operates an online multi-player poker platform in which players place bets among themselves, for which UIM charges a small transaction fee in each game played. Accordingly, revenues earned by UIM comprise mainly net house win and transaction fees. UIM’s online gaming service is inseparable from the software element involved and UIM does not sell each element separately. UIM’s online gaming service does not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform incorporated in our financial statements in accordance with FIN 46(R) are recognized at the time the games are played and are net of player earnings. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins, losses, withdrawals and refunds. Transaction fee revenues derived from UIM’s online multi-player poker platform are recognized as services are provided. Residual expenses and commissions are charged to expenses as incurred.

Online Game Revenues
     Online game revenues are related to our online games business in Asia.
     Online game revenues are collected through the sale of online game points, pre-paid cards, and game packs. Virtual online game points are sold directly to end-users who can make the payments through credit cards or channel partners such as telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of online game points, physical cards and game packs, net of sales discounts, are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game services by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with our published game points expiration policy.
     Revenue recognized on the sales of virtual online game points is reported on a gross basis, which includes service fees paid to channel partners for payment processing. Fixed percentage fees retained by channel partners for payment processing related to our online game services are recognized as cost of online game revenues.
Internet Access Service Revenues
     Internet access service revenues include revenues derived from cable modem Internet access services, ADSL Internet access service business, which we sold in May 2006 (see Note 4 of our financial statements for additional information), Internet access services to corporate customers, IP bandwidth services to cable operators which enable them to offer their own cable modem services, and Internet access-related services, including non-refundable activation fees, billing and consulting services, and other value-added services.
     Cable modem, ADSL, and corporate revenues are recorded net of discounts, and in the case of our cable modem and corporate services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between our Company and our cable partners. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as other current liabilities on our balance sheet and amortize such revenues over the subscription period. Revenues related to provision of bandwidth to cable operators are recognized either on the basis of revenue sharing from cable operators, or on the basis of the subscriber numbers, or by the level of bandwidth usage. Non-refundable activation fees are combined with our Company’s Internet access revenues as a single unit of accounting. Since the activation fees are not in exchange for services performed that represent the culmination of a separate earnings process, such fees are deferred in accordance with the Staff Accounting Bulletin Topic 13 “Revenues Recognition.” As part of our Internet access-related services, our Company also provides a variety of value-added services, including billing, consulting, co-location, and VPN services to corporate customers, and premium mail, Web storage space, and online photo albums, to retail customers. The value-added services are not bundled together as a group of services within one contract, nor are they bundled with any of our Company’s broadband access services.
     All Internet access service revenues are recognized on a straight-line basis over the subscription period or for the period in which the service is performed if no significant Company obligations remain and collection of the receivables is reasonably assured.
     Our Company also provides cable modem equipment and Internet access-related equipment solutions to our subscribers on an operating lease basis. The rental service is bundled with the access service contract. Pursuant to EITF 00-21 and FAS 13, the contract considerations are allocated among/between the FAS 13 deliverable and non-FAS 13 deliverable(s) based on their relative fair values. For the leased cable modem, the amounts attributable to the rental elements are negligible and rental revenue is recognized over the same period as the access service is rendered. Our Company therefore does not allocate the FAS 13 deliverable separately from the total contract considerations. For leased Internet access related equipment solutions, the FAS 13 element is separated from the contract considerations and reported under the caption, “Other Revenues.”

Other Revenues
     Other revenues consist of sales of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers of our Company’s Internet access service business, and are recognized when products are delivered or services are provided.
Discontinued Operations
     For 2004 and 2005, a portion of our Company’s revenues were generated from retail sales of music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenues from these retail sales were recognized at the point of sale to the consumer, at which time payment was tendered. Our Company’s policy was to not accept sales refunds or exchanges.
     We disposed of our music distribution business in September 2005, and as a result have classified the income from these revenue-generating activities as part of discontinued operations.
Deferred Revenues
Deferred revenues consist of the prepaid fees related to our online games business, and the advance payment receipts related to Internet access services.
Prepaid fees related to our online games business are recognized as revenues upon the actual usage of the playing time or in-game services by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with our published game points expiration policy.
The advanced payment receipts related to Internet access services are deferred and amortized over the relevant subscription period.
Operation Costs
     Cost of sales consists primarily of online entertainment and online game processing costs, online game royalties, production costs for prepaid game cards, amortization of intangible assets, customer service department costs for our online game and Internet access businesses, Internet access engineering costs, Internet access bandwidth costs, and depreciation, maintenance and other overhead expenses directly attributable to the provision of software licensing and online entertainment, online game, and Internet access service revenues.
Allowance for Doubtful Accounts
     An allowance for doubtful accounts is provided based on an evaluation of collectibility of notes receivable, accounts receivable and other receivables.
Classification of Marketable Securities
     All of our investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year or securities that management intends to sell within one year. Securities classified as non-current include securities that have a maturity of more than one year or securities that management does not intend to sell within one year. Marketable securities principally consist of debt securities and equity securities of public and privately held companies and investment funds. Debt securities and equity securities of public held companies, and investment funds are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Equity securities in non-publicly traded companies are primarily accounted for using the cost method. Unrealized losses that are considered other-than-temporary are included in the current year’s operations. Realized gains and losses, measured against cost, are also included in the current year’s operations.
     We had approximately US$20.4 million and US$13.8 million of investments classified as current marketable securities as of December 31, 2005 and 2006, respectively. As of December 31, 2005 and 2006, the balances of unrealized gains from these securities were approximately US$0.3 million and US$0.6 million, respectively. There is no unrealized loss for current marketable securities as at December 31, 2006. See Note 9 of our consolidated financial statements for additional information.
     As of December 31, 2004, we had an investment of approximately US$2.9 million in Gamania Digital Entertainment Co., Ltd. (“Gamania”). Our investment represented 4,905,000 shares or approximately 3 percent ownership in Gamania. We had no ability to exercise significant influence over Gamania’s operating and financial policies. The market price of Gamania’s shares had been below our carrying cost for an extended period of time; therefore, we recorded an other-than-temporary loss of US$1.8 million on December 31, 2004. As of December 31, 2005, our investment in Gamania shares was classified as marketable securities-current, as a result of our agreement with JSDWAY Digital Technology Co., Ltd (“JSDWAY”) regarding the purchase and sale of Gamania shares. Pursuant to the agreement, we granted JSDWAY an option to buy, at NT$18.70 per share, a total of 4,905,000 common shares of Gamania owned by us, and JSDWAY granted us an option to sell to JSDWAY, at NT$18.70 per share, the Gamania shares owned by us. JSDWAY also provided a deposit as a guarantee for fulfillment of its payment obligations under the aforementioned agreement. Due to this arrangement with JSDWAY, the Gamania securities were classified as marketable securities-current and marked-to-market at NT$18.70 per share in our consolidated financial statements for 2005. In December 2006, we entered into a termination agreement with JSDWAY to terminate the option agreement, and thereafter sold all of the Gamania Shares in the public market recording an after tax gain on the sale of approximately US$2.1 million.
We had approximately US$0 million and US$25 million of investments classified as non-current marketable securities as of December 31, 2005 and 2006, respectively. As of December 31, 2006, our non-current marketable securities consisted primarily of our investments in RMC, T2CN and Infocomm Asia.
Rock Mobile (Cayman) Corporation (“RMC”)
     On December 31, 2005, we exchanged all of our 3,000,000 Rock Internet Corporation (“RIC”) shares for 646,859 ordinary shares, or a 1.04 percent shareholding in RMC, a company headquartered in Mainland China that provides music-related digital entertainment content and services through mobile networks and telecommunication devices. RIC had a 24.02 percent effective beneficial shareholding in RMC before the share exchange. As of December 31, 2006, we held an approximate 0.88 percent direct shareholding in RMC. Our shareholding in RMC was diluted in 2006 as a result of RMC’s new share issuance during the year. In 2002 and 2003, this investment had been considered impaired due to the downturn in the music industry and the significant operating losses incurred by RIC, and the investment balance was fully written off.
T2CN
     Pursuant to a strategic investment agreement and a preferred share purchase agreement, both dated April 27, 2006, we acquired 7,500,000 voting convertible preference shares of T2CN for an aggregate consideration of US$15 million. These shares are convertible into 7,500,000 ordinary shares, representing an approximate 19.02 percent interest in the issued share capital of T2CN as of the date of the agreement. Pursuant to a shareholders’ agreement which we entered into with T2CN and certain of its shareholders in April 2006, which was subsequently amended and restated in November 2006, we also obtained the right to elect one director to the board of directors of T2CN, and acquired certain veto rights over the management of T2CN. We were also granted rights to subscribe for additional convertible preferred shares of T2CN, based on the financial performance of T2CN in each of the twelve-month periods ended March 31, 2007 and December 31, 2007. In addition, we provided shareholders with an aggregate of approximately 52.92 percent of the issued share capital of T2CN with an option to sell their shares to us within 2 years from May 8, 2006 at a price equivalent to 8.65 times the net operating income of T2CN per share, subject to certain adjustments. Such put price can be settled in cash or in our shares. We have evaluated the terms of the put option and determined that the fair value of such put option is immaterial.
     The convertible preferred shares have an initial liquidation preference equal to 1.2 times the original investment plus compound annual interest of 15 percent, are entitled to receive cumulative dividends, at 8 percent per annum on the aggregate nominal value of ordinary shares into which the preferred shares may be converted, and are redeemable at their original issue price starting December 31, 2009.
     They are convertible into T2CN common shares on a one-for-one basis, subject to certain adjustments, and shall be automatically converted upon the closing of a qualified public offering or the election of the holders of at least 50 percent of the outstanding preferred shares. The embedded conversion options of the preferred shares do not meet the definition of derivative instruments under FAS 133 “Accounting for Derivatives Instruments and Hedging Activities,” (“FAS 133”) and are not bifurcated from the preferred share investment. We have applied the guidance provided in EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investment Other Than Common Stock,” (“EITF 02-14”) to determine whether our preferred share investments are in substance common shares which should be accounted for under the equity method. Given that our preferred shares have substantive liquidation preferences over those of T2CN’s common shares, we have accounted for our preferred share investment in T2CN under the cost method.
     We assessed potential impairment of our T2CN investment, and concluded that no write-down was required as of December 31, 2006.
     In February 2007, we acquired 18.1 million shares of T2CN, representing 32.39 percent of the outstanding voting rights of T2CN at that date, for a total consideration in the range of US$19.0 million to US$26.3 million. The consideration for the acquisition is subject to adjustment based on the financial performance of T2CN in the first half of 2007. In May 2007, we exercised our right under the shareholders’ agreement to subscribe for an additional 7.5 million convertible preference shares in T2CN. In June 2007, we also entered into a voting trust agreement with a shareholder of T2CN, pursuant to which we obtained voting rights over an additional 0.85 million common shares of T2CN. We also notified T2CN of our intention to exercise our conversion rights over the convertible voting preferred shares held by us, which conversion is expected to take place in July 2007.
     As of June 15, 2007, we own approximately 18.1 million common shares and 15 million convertible voting preferred shares of T2CN, and also control voting rights with respect to 0.85 million common shares of T2CN, which in aggregate represents a controlling interest of 51.12 percent of the total outstanding voting rights of T2CN.
Infocomm Asia
     Pursuant to a share subscription agreement dated December 7, 2006, we acquired 500,000 voting convertible preference shares of Infocomm Asia for an aggregate consideration of US$10 million. These shares are convertible into 500,000 ordinary shares, representing an approximate 32.26 percent interest in the issued share capital of Infocomm Asia as of December 7, 2006, which would make our Company the largest shareholder of Infocomm Asia on an as converted basis. We also obtained the right to elect one director to the board of directors of Infocomm Asia. The purchase price may be settled in cash or shares at our Company.
     The convertible preferred shares have an initial liquidation preference which equals the subscription price of $10 million, are entitled to receive cumulative dividends, at 8 percent per annum, and are redeemable within five years of their issuance date. The redemption amount is the preferred share issuing cost plus interest accrued at the rate of 10 percent per annum.
     One preferred share is convertible into one common share of Infocomm Asia, subject to certain adjustments and limitations, and shall be automatically converted into the common shares of Infocomm Asia upon the closing of a qualified public offering or the election of the holders of at least 70 percent of the same class of outstanding preferred shares. The embedded conversion options of the preferred shares do not meet the definition of derivative instruments under FAS 133, and are not bifurcated from the preferred shares investment.
     We have applied the guidance provided in EITF 02-14 to determine whether our preferred share investments are in substance common shares which should be accounted for under the equity method. Given that our preferred shares have substantive liquidation preferences over those of Infocomm Asia’s common shares, we have accounted for our preferred share investment in Infocomm Asia under the cost method.
     We assessed potential impairment of our Infocomm Asia investment, and concluded that no write-down was required as of December 31, 2006.

Impairment of Long-Lived Assets
     Fixed assets and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. During 2006, we did not record any asset impairment charges.
Impairment of Intangible Assets
     We have significant amortizable intangible assets arising from the acquisition of CESL and Fun Town and the capitalization of software development costs in our software licensing and online entertainment business and online games business. The amortizable intangible assets are amortized on a straight-line basis over estimated useful lives ranging from two to ten years. As of December 31, 2006, the balance of amortizable intangible assets was US$12.3 million. In determining the useful lives and recoverability of the intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets, which may not represent the true fair value of such assets. If these estimates or their related assumptions change in the future, there may be a significant impact on our results of operations in the period of the change incurred. Based on our impairment test performed in 2006, we did not record any intangible assets impairment loss for 2006. However, as the value of intangible assets and its impairment are determined based on a number of assumptions and management’s estimates, a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurred.
Impairment of Goodwill
     Goodwill represents the adjusted amount of the cost of acquisitions in excess of the fair value of net assets acquired in purchase transactions. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“FAS 142”). Under the provisions of FAS 142, goodwill is no longer subject to amortization and the potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated at least annually using the specific guidance provided by FAS 142. We periodically evaluate the carrying amount of goodwill to determine whether adjustments to these amounts are required based on current events and circumstances. We perform an analysis of the recoverability of goodwill using a cash flow approach consistent with the analysis of the impairment of long-lived assets. We performed an impairment test of our goodwill as of December 31, 2006 and recorded no goodwill impairment loss for 2006. However, as the value of goodwill and its impairment are determined based on a number of assumptions and management’s estimates, a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurs.
Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect in different jurisdictions in which we operate when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are subject to valuation allowances based upon the management’s estimate of realization. Due to the slow market growth and strong competition we face in our Internet access service business, we made a full allowance for all of the aggregate net deferred tax assets as of December 31, 2006. Actual results may differ significantly from management’s estimate.
Minority Interest
     Minority interest includes 100 percent of the common stock of UIM held by outside shareholders. UIM was deemed a VIE as defined by FIN 46(R) and our Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), we have incorporated the results of UIM into our 2004, 2005 and 2006 Consolidated Financial Statements, even though we own none of UIM’s equity. For more information, please see Note 3 of our financial statements.
     Beginning in December 2006, minority interest also includes 30 percent of the common stock of Dragongate Enterprises. 30 percent of the common stock of Dragongate Enterprises is held by an outside shareholder, Cyber Gateway Pte Ltd, which is 100 percent owned by Infocomm Asia. Infocomm Asia is one of our Company’s investments, and is accounted for using the cost method. For more information, please see Note 12 of our financial statements.
     Prior to the sale of the music distribution business on September 29, 2005, minority interest also included 41.42 percent of the common stock of G-Music Limited held by outside shareholders; subsequent to the divestiture of G-Music Limited, related minority interest income was included in discontinued operations.
Share-Based Compensation
     Prior to January 1, 2006, we elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”), as interpreted, with pro-forma disclosures of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (“FAS 123”) were used.
     Effective January 1, 2006, we adopted the fair value recognition provisions of FAS No. 123(R), “Share-Based Payment” (“FAS 123(R)”), using the modified prospective method and therefore have not restated results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provision of FAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006, is based on the grant date fair value estimated in accordance with the provision of FAS 123(R). FAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. In connection with the adoption of FAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the graded-vesting method to the straight-line method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the graded-vesting method, while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 are recognized using the straight-line method. Because our Company had not recorded any compensation cost in our Statement of Operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of FAS 123(R) and the valuation of share-based payments for public companies. We have applied the provision of SAB 107 in our adoption of FAS 123(R). For more information, please see Note 19 of our financial statements.
Retirement Plan and Net Periodic Pension Cost
     Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. Effective December 31, 2006, we adopted the provisions of FAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans — An Amendment of FASB Statements Nos. 87, 88, 106, and 132(R),” (“FAS 158”). FAS 158 requires the recognition of the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits, to be recognized on the consolidated balance sheets as a component of other comprehensive income (loss). The provisions of FAS 158 were adopted pursuant to the transition provisions therein. (See Note 17 of our financial statements for additional information, including the incremental effect of the adoption on our Consolidated Financial Statements.)
     Under our defined contribution pension plan, net periodic pension cost is recognized as incurred.

Recent Accounting Pronouncements
     In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets — an Amendment of FASB Statement SFAS No. 140, (“FAS 156”). FAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. FAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. The provisions of FAS 156 will be effective for fiscal years beginning after September 15, 2006. The adoption of FAS 156 is not expected to have a material impact on our financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 will be effective for fiscal years beginning after December 15, 2006. We are in the process of determining what effect, if any, the adoption of FIN 48 will have on our financial statements.
     In September 2006, the SEC released Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”), which provided the Staff’s view regarding the process of quantifying financial statement misstatements. SAB 108 requires an entity to quantify misstatements using both a balance sheet and income statement approach to determine if a misstatement is material. Our Company adopted SAB 108 in fiscal 2006, and it did not have a material effect on our financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures,” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of determining what effect, if any, the adoption of FAS No. 157 will have on our financial statements.
     In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans — an Amendment of FASB Statements No 87, 88, 106 and 132(R),” (“FAS 158”). FAS 158 improves reporting of obligations for pensions and other post-retirement benefits by recognizing the over-funded or under-funded status of plans as an asset or liability. The pronouncement does not change how plan assets and benefit obligations are measured under FAS 87 and FAS 106 nor does it change the approach for measuring annual benefit cost reported in earnings. Rather, it eliminates the provisions that permit plan assets and obligations to be measured as of a date not more than three months prior to the balance sheet date, instead requiring measurement as of the reporting date. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits to be recognized on the balance sheet as a component of other comprehensive income (loss). We adopted FAS No. 158 as of December 31, 2006, and the adoption had no material impact on our financial statements. (See Note 17, “Pension Benefits,” for additional information, including the incremental effect of the adoption on our financial statements.)
     In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities,” (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. We are in the process of determining what effect, if any, the adoption of FAS No. 159 will have on our financial statements.
Foreign Currency Exchange
     Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our software licensing and online entertainment business. Our financial results may be impacted by fluctuations of exchange rates between the NT dollar and the U.S. dollar, exposing us to foreign currency exchange risks. We have not sought to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We recognized a foreign exchange loss of approximately US$0.8 million for 2004, and a gain of approximately US$0.2 million for 2005 and a loss of approximately US$0.2 million for 2006.

Taxation
     At December 31, 2006, we had net operating loss carryforwards for tax purposes of approximately US$12.3 million and US$0.1 million, arising from our Internet access services operations in Taiwan and from our online games business in Hong Kong, respectively. These operating loss carryforwards will expire at various times from December 2007 through December 2009 for Taiwan and infinitely for Hong Kong. At December 31, 2006, we had a deferred tax asset of US$4.0 million, relating principally to our net operating loss. Our ability to realize the value of our deferred tax asset depends on many factors, including (among others) an assessment of our ability to generate taxable income, overall industry outlook and the outlook for the Taiwan and Hong Kong economies. We value our deferred income tax assets on an ongoing basis, and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We determined that valuation allowance was required as of December 31, 2004, 2005 and 2006. The current corporate income tax rate in Taiwan is 25 percent. Any future taxable income derived from Taiwan-based operations exceeding these operating loss carryforwards will be subject to Taiwan income tax.
     As per the R.O.C. income tax laws, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10 percent retained earnings tax. This rule applies primarily to our Internet access service business and our online games portal whose principal operating entities are incorporated under Taiwan law.
     On January 1, 2006, the R.O.C. government enacted the AMT Act. AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. The AMT rate for business entities is 10 percent. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. For example, gains on disposal of marketable securities from our Taiwan-based entities were exempt from income tax based on Taiwan tax laws prior to AMT Act. However, such gains will need to be included for the purpose of calculating the AMT. The AMT did not have a material effect on our income tax expense in 2006.
     The majority of our software licensing and online entertainment business is located outside the United States, with the exception of CIDC, an entity registered in Delaware, which is subject to U.S. federal income tax, state tax and local tax. Current U.S. federal income tax rate and state and local tax rates applicable to our business for the year ended December 31, 2006 are 34 percent and 6.8 percent, respectively. Our operations in the United States did not have a significant tax impact on the Company’s consolidated financial statements.
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
     Development of online gaming and online games industries. The gaming software and online games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:
•	the development and regulation of these industries generally;
•	our adaptation to technological change;
•	changing consumer preferences;

•	legal development affecting these industries, in particular the online gaming industry; and

•	general economic conditions in the markets where we or our licensees operate.
     Competition. All of our businesses are in industries that are extremely competitive. Our gaming software and online games business are characterized by rapid technological change and we face significant and intense competition from online gaming software design houses, application service providers and casual games operators. Our Internet access service business has experienced a reduction in the number of new consumer subscribers and total consumer subscribers due to intense competition in the Internet access services industry in Taiwan. The primary basis of competition in the Internet access business industry is price. Due to this intense competition, there may be a limited market opportunity for our broadband access services.
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
     The table below presents, for the periods indicated, information regarding certain revenues and expense items for our consolidated operations. The presentation of financial information for the financial years ended December 31, 2004 and December 31, 2005 has been reclassified to conform with the current year presentation for the year ended December 31, 2006:

	For the year ended December 31,
	2004		2005		2006
	Amount	% of	Amount	% of	Amount	% of
	in US$	total	in US$	total	in US$	total
Particulars	thousands	revenues	thousands	revenues	thousands	revenues
OPERATING REVENUES
Software licensing and online entertainment revenues	11,434	34.8	22,511	50.9	55,019	58.3
Online game revenues	—	—	—	—	18,692	19.8
Internet access and service revenues	21,303	64.9	21,589	48.9	20,537	21.8
Other revenues	107	0.3	87	0.2	44	0.1

Total operating revenues	32,844	100.0	44,187	100.0	94,292	100.0

OPERATING COSTS
Cost of software licensing and online entertainment revenues	1,592	4.8	3,327	7.5	7,824	8.3
Cost of online game revenues	—	—	—	—	3,667	3.9
Cost of Internet access and service revenues	13,873	42.2	13,568	30.7	11,449	12.1
Cost of other revenues	644	2.0	488	1.1	391	0.4

Total operating costs	16,109	49.0	17,383	39.3	23,331	24.7

Gross profit	16,735	51.0	26,804	60.7	70,961	75.3

OPERATING EXPENSES
Product development and engineering expenses	2,513	7.7	3,562	8.1	5,738	6.1
Selling and marketing expenses	6,310	19.2	10,777	24.4	30,123	31.9
General and administrative expenses	5,657	17.2	7,892	17.9	12,421	13.2
Bad debt expense	(220)	(0.6)	207	0.4	715	0.8

Total operating expenses	14,260	43.5	22,438	50.8	48,997	52.0

Income from operations	2,475	7.5	4,366	9.9	21,964	23.3

NON-OPERATING INCOME (EXPENSES)	(1,143)	(3.5)	2,710	6.1	10,690	11.3

INCOME TAX BENEFIT (EXPENSE)	84	0.3	(436)	(1.0)	(1,549)	(1.6)

INCOME FROM CONTINUING OPERATIONS	1,253	3.8	6,490	14.7	30,784	32.6

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	429	1.3	(154)	(0.4)	—	—

NET INCOME	1,682	5.1	6,336	14.3	30,784	32.6

     The key items included in our income statement are:
     OPERATING REVENUES. Our operating revenues consist of revenues from the software licensing and online entertainment business, online games business and the Internet access service business. Revenues from the software licensing and online entertainment business include revenues of UIM, our licensee, from providing and promoting online games of skill and chance. See “— Consolidation of UIM Under FIN 46(R).” Software licensing and support services revenues received by our subsidiary, CESL, from UIM have been eliminated in consolidation. Online game revenues are related to our online game business in Asia and are collected through the sale of online game points, pre-paid cards and game packs. Revenues from the Internet access service business consist of Internet access revenues, subscription revenues and proceeds from sales of cable modems and other related products.
     OPERATING COSTS. Operating costs consist primarily of online entertainment and online game processing costs, online game royalties, production costs for prepaid game cards, amortization of intangible assets, customer service department costs for our online game and Internet access businesses, Internet access engineering costs, Internet access bandwidth costs, and depreciation, maintenance and other overhead expenses directly attributable to the provision of software licensing and online entertainment, online game, and Internet access services revenues.
     OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses, bad debt expenses, and impairment loss on property, plant and equipment.
     NON-OPERATING INCOME (EXPENSES). Non-operating income and expenses consist of interest income and expenses, gain or loss on sales of marketable securities, other-than-temporary impairment of marketable securities, gain on divestiture of business, foreign exchange gain or loss and gain or loss on disposal of property, plant and equipment.
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
For the Years Ended December 31, 2005 and 2006
Consolidated Results Of Operations
     OPERATING REVENUES. Operating revenues for 2006 grew by approximately 113 percent to approximately US$94.3 million from approximately US$44.2 million in 2005. The increase was primarily a result of strong revenue growth from the software licensing and online entertainment business, which contributed approximately US$55 million, or 58 percent, of our total revenues in 2006 compared to approximately US$22.5 million in 2005, or 51 percent of our total revenues in 2005 and the acquisition of our online games business in January 2006, which contributed approximately US$18.7 million, or 20 percent, of our total revenues in 2006.
     OPERATING COSTS. Operating costs increased by approximately 34 percent to approximately US$23.3 million in 2006 from approximately US$17.4 million in 2005. The increase in total operating costs was mainly due to a higher level of software licensing and online entertainment business volume in 2006, and the acquisition of our online games business in January 2006 which contributed approximately US$3.7 million of our total operating costs in 2006.

     GROSS PROFIT. Gross profit increased by approximately 165 percent to approximately US$71.0 million in 2006 from approximately US$26.8 million in 2005. The increase in gross profit resulted from the strong revenue growth in our software licensing and online entertainment business, the acquisition of our online games business in January 2006 and a significant increase in gross margin from 60.7 percent in 2005 to 75.3 percent in 2006.
     OPERATING EXPENSES. Total operating expenses increased by approximately 118 percent to approximately US$49.0 million in 2006 from approximately US$22.4 million in 2005. The increase in total operating expenses was mainly due to a 130 percent increase in expenses related to our software licensing and online entertainment business, which was mainly attributable to the increased selling and marketing expenses as a result of our increased level of business volume, as well as to the acquisition of our online games business in January 2006, which contributed approximately US$9.4 million of our total operating expenses in 2006.
     OPERATING INCOME. Operating income for 2006 increased by approximately 403 percent to US$22.0 million from approximately US$4.4 million in 2005. The increase was primarily due to strong revenue growth in our software licensing and online entertainment business, the acquisition of our online games business in January 2006, which contributed approximately US$5.6 million income from operations in 2006, and a significant growth in operating income margin from 9.9 percent in 2005 to 23.3 percent in 2006.
     NON-OPERATING INCOME (EXPENSES). Non-operating income increased in 2006 by approximately 294 percent to approximately US$10.7 million in 2006 from approximately US$2.7 million in 2005. This was principally due to the sale of our ADSL business to Webs-TV in May 2006 which contributed approximately US$7.7 million.
     INCOME FROM DISCONTINUED OPERATIONS. We had no income from discontinued operations in 2006.
     NET INCOME. Net income for 2006 increased by approximately 386 percent to US$30.8 million from approximately US$6.3 million in 2005.
Business Segment Results
Software Licensing and Online Entertainment Business
     OPERATING REVENUES. Consolidated revenues of our software licensing and online entertainment business include the revenues of UIM, our licensee. Software licensing and support services revenues received by us from UIM have been eliminated in consolidation. Software licensing and support services revenues received by us from UIM increased by 120 percent from US$12.5 million in 2005 to US$27.5 million in 2006. Total operating revenues in 2006 increased by 144 percent to approximately US$55.0 million from US$22.5 million in 2005. Such increase was primarily attributable to strong growth in our poker software business, and growth in our traditional online gaming software business in 2006. Revenues from our poker software business grew from approximately US$4.1 million in 2005 to US$30.9 million in 2006 and accounted for approximately 56 percent of our software licensing and online entertainment revenues in 2006 compared to 18 percent in 2005. Revenues from our traditional online gaming software business increased to approximately US$24.1 million in 2006 from US$18.4 million in 2005.
     OPERATING COSTS. Cost of our software licensing and online entertainment revenues increased by 135 percent to approximately US$7.8 million in 2006 from US$3.3 million in 2005. The increase was due to higher business volume and the associated increase in payment processing costs in 2006.
     GROSS PROFIT. Gross profit increased by 146 percent to approximately US$47.2 million in 2006 from US$19.2 million in 2005. The increase resulted from strong revenue growth in the period.
     OPERATING EXPENSES. Total operating expenses increased by approximately 130 percent to approximately US$30.4 million in 2006 from approximately US$13.2 million in 2005. The increase in total operating expenses resulted from the increased level of business volume in the period and, in particular, an increase in selling and marketing expenses.
     Product development and engineering expenses. Product development and engineering expenses increased by approximately 72 percent to approximately US$4.3 million in 2006 from US$2.5 million in 2005, due to our ongoing efforts to develop and improve our products.

     Selling and marketing expenses. Selling and marketing expenses increased by approximately 175 percent to approximately US$22.1 million in 2006 from US$8.0 million in 2005, primarily due to an increase in commissions to partners due to growth in revenue, and an increase in advertising and promotion expenses.
     General and administrative expenses. General and administrative expenses increased by 49 percent to approximately US$4.0 million in 2006 from US$2.7 million in 2005 due to increases in salaries and professional fees.
     OPERATING INCOME. Operating income in 2006 increased 182 percent to approximately US$16.8 million from US$6.0 million in 2005. The increase was primarily due to strong revenue growth and an expansion of operating margin from 26.5 percent in 2005 to 30.5 percent in 2006. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.
Online Games Business
     We acquired our online games business in January 2006 and incorporated results of the business into our consolidated financial statements as of and for the year ended December 31, 2006. As this business was acquired in 2006, year over year comparisons of this business segment are not available, and total revenues, operating costs, gross profit, operating expenses, operating income, and net income figures for the 2005 and 2006 periods may not be comparable. See Note 5 of our consolidated financial statements for a summary of unaudited pro-forma results of operations for the years ended December 31, 2005 as if the acquisition of our online games business had occurred on January 1, 2005.
     For the year ended December 31, 2006, the online games business recorded total operating revenue of US$18.7 million, operating costs of US$3.7 million, gross profit of US$15.0 million, operating expenses of US$9.4 million (comprising product development and engineering expenses, selling and marketing expenses, general and administrative expenses and bad debt expenses of US$0.9 million, US$5.5 million, US$2.5 million and US$0.5 million, respectively) and operating income of US$5.6 million, respectively.
Internet Access Service Business
     OPERATING REVENUES. Total operating revenues decreased 5 percent to approximately US$20.6 million in 2006 from approximately US$21.7 million in 2005. Such decrease was attributable to the disposal of our ADSL business in May 2006, the impact of which on our revenues has been partially offset by fees received for the provision of consulting, support and bandwidth services related to the sale and transition of the business, and the decrease of our consumer access revenue through Hoshin GigaMedia. Of the total Internet access service revenues recorded for 2006, our consumer access revenues through Hoshin GigaMedia decreased by 9 percent to approximately US$13.7 million in 2006 from US$15.1 million in 2005, while corporate access revenues through KBT increased by 4 percent to approximately US$6.8 million in 2006 from US$6.5 million in 2005.
     The number of our retail broadband subscribers decreased from 80,541 as of December 31, 2005 to 11,447 as of December 31, 2006 as a result of our sale of the ADSL business. The average blended access revenues per retail broadband subscriber per month (ARPU) for access services in the fourth quarter of 2006 was approximately US$14.80, as compared to approximately US$11.36 for the fourth quarter of 2005. The increase in ARPU is due to the sale of our ADSL business, which had a lower blended ARPU rate.
     OPERATING COSTS. Operating costs decreased by 16 percent from approximately $14.1 million for 2005 to approximately US$11.8 million for 2006 due to decreases in depreciation, and customer service costs. We terminated the customer service representative department servicing the ADSL business in August 2006 following the sale of our ADSL business.
     GROSS PROFIT. Gross profit increased by 15 percent to approximately US$8.7 million in 2006 from US$7.6 million in 2005. The increase was due to decreased operating costs, which led to an expansion in gross margin from 35.2 percent in 2005 to 42.5 percent in 2006.
     OPERATING EXPENSES. Total operating expenses decreased by 17 percent from approximately US$5.5 million in 2005 to US$4.6 million in 2006, mainly as a result of declines in product development and engineering expenses, and in selling and marketing expenses.

     Product development and engineering expenses. Product development and engineering expenses decreased by approximately 52 percent from approximately US$1.0 million in 2005 to approximately US$0.5 million in 2006 as a result of our continued effort to de-emphasize this aspect of our operations.
     Selling and marketing expenses. Selling and marketing expenses decreased by approximately 10 percent from approximately US$2.7 million in 2005 to approximately US$2.5 million in 2006, primarily due to a slight decline in promotional expenses.
     General and administrative expenses. General and administrative expenses decreased by 13 percent from approximately US$1.5 million in 2005 to US$1.3 million in 2006 due to centralizing of certain back-office functions in our headquarters.
     OPERATING INCOME. Operating income increased by 97 percent from approximately US$2.1 million for 2005 to US$4.2 million in 2006. The increase was primarily due to decreases in operating costs and expenses which resulted in an increase in operating margin from 9.8 percent in 2005 to 20.3 percent in 2006. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.
For the Years Ended December 31, 2004 and 2005
Consolidated Results Of Operations
     OPERATING REVENUES. Total operating revenues for 2005 grew by approximately 35 percent to approximately US$44.2 million from approximately US$32.8 million in 2004. The increase was primarily a result of strong revenue growth from the software licensing and online entertainment business, which contributed approximately US$22.5 million, or 51 percent, of our total revenues in 2005 compared to approximately US$11.5 million in 2004 (which only included nine months of results from this segment), or 35 percent of our total revenues in 2004, and a slight increase in revenues from our Internet access service business to approximately US$21.7 million in 2005, which in total contributed approximately 49 percent of our total revenues in 2005, compared to approximately US$21.4 million in 2004.
     OPERATING COSTS. Total operating costs increased by approximately 8 percent from approximately US$16.1 million in 2004 to approximately US$17.4 million in 2005. The increase in operating costs was mainly due to the inclusion of full twelve-month results from our software licensing and online entertainment business in 2005 versus nine-month results in 2004 as well as increased operating costs as a result of an increased level of business volume in our software licensing and online entertainment business.
     GROSS PROFIT. Gross profit increased by 60 percent to approximately US$26.8 million in 2005 from US$16.7 million in 2004, primarily due to the inclusion of full twelve-month results from our software licensing and online entertainment business in 2005 versus nine-month results in 2004 as well as an increased gross margin.
     OPERATING EXPENSES. Total operating expenses increased by approximately 57 percent to approximately US$22.4 million in 2005 from approximately US$14.3 million in 2004. The increase was attributable to the inclusion of full twelve-month results from our software licensing and online entertainment business in 2005 versus nine-month results in 2004 and reflected increased selling and marketing expenses as a result of our increased level of business volume.
     OPERATING INCOME. Operating income for 2005 increased by approximately 76 percent to approximately US$4.4 million from approximately US$2.5 million for 2004. The increase was primarily due to strong revenue growth from, and an increase in operating margin in, our software licensing and online entertainment business.
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
Business Segment Results
Software Licensing and Online Entertainment Business
     We acquired our software licensing and online entertainment business in April 2004 and incorporated it into our consolidated financial statements as of and for the nine months ended December 31, 2004 and for the year ended December 31, 2005. As a result, total revenues, operating costs, gross profit, operating expenses, operating income, and net income figures for 2004 and 2005 periods may not be comparable. See Note 5 of our consolidated financial statements for a summary of unaudited pro-forma results of operations for the year ended December 31, 2004 as if the acquisition of our software licensing and online entertainment business had occurred on January 1, 2004.
     OPERATING REVENUES. Total operating revenues in 2005 increased by 97 percent to approximately US$22.5 million from US$11.5 million in 2004. Such increase was attributable to the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004, strong growth in our poker software business, and growth in our traditional online gaming software business in 2005. Revenues from our poker software business grew from approximately US$0.2 million in 2004 to US$4.1 million in 2005 and accounted for 18 percent of our revenues in the software licensing and online entertainment business in 2005 compared to 2 percent in 2004. Revenues from our traditional online gaming software business increased in 2005 to approximately US$18.4 million from US$11.2 million in 2004, which was attributable to combinations of targeted promotions (bonuses) and a game-of-the-month campaign. These initiatives increased player acquisition and retention rates.
     OPERATING COSTS. Total operating costs increased by 109 percent to approximately US$3.3 million in 2005 from US$1.6 million in 2004. Such increase was attributable to the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004, and a higher level of business volume in 2005.
     GROSS PROFIT. Gross profit increased by 95 percent to approximately US$19.2 million in 2005 from US$9.9 million in 2004. Such increase was due to the inclusion of full twelve-month results in 2005 versus nine-month results in 2004 and reflected our increased level of business volume.
     OPERATING EXPENSES. Total operating expenses increased by 84 percent to approximately US$13.2 million in 2005 from US$7.1 million in 2004. Such increase was attributable to the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004, and operating expenses increasing as a result of our revenue growth in 2005.
     Product development and engineering expenses. Product development and engineering expenses increased by approximately 79 percent to approximately US$2.5 million in 2005 from approximately US$1.4 million in 2004 due to the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004, as well as our ongoing efforts to develop and improve our products.
     Selling and marketing expenses. Selling and marketing expenses increased by approximately 134 percent to approximately US$8.0 million in 2005 from approximately US$3.4 million in 2004, primarily due to the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004, and an increase in commissions to partners due to growth in revenue and competitive pressure within the industry.
     General and administrative expenses. General and administrative expenses increased by 19 percent to approximately US$2.7 million in 2005 from approximately US$2.2 million in 2004 due to the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004.
     OPERATING INCOME. Operating income in 2005 increased 115 percent to approximately US$6.0 million from US$2.8 million in 2004. The increase was primarily due the inclusion of full twelve-month results of our software licensing and online entertainment business in 2005 versus nine-month results in 2004, and strong revenue growth from the launch of new games which led to an increase in operating margin from 24 percent to 26 percent. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.
Internet Access Service Business
     OPERATING REVENUES. Total operating revenues increased by 1 percent to approximately US$21.7 million in 2005 from approximately US$21.4 million in 2004. Such increase was attributable to an increase in total access revenues, which contributed more than 99 percent of total revenues from our Internet access service business.
     INTERNET ACCESS SERVICE REVENUES. Internet access service revenues increased by 1 percent to approximately US$21.6 million in 2005 from approximately US$21.3 million in 2004, mainly as a result of the significant growth of our corporate Internet access service business. Of the total Internet access service revenues recorded for 2005, retail Internet service and access revenues through Hoshin GigaMedia were approximately US$15.1 million, while corporate Internet service and access revenues through KBT were approximately US$6.5 million. While revenues from our corporate ISP business represented only 30 percent of our total Internet access service revenues in 2005, they demonstrated a growth of 47 percent to approximately US$6.5 million in 2005 from approximately US$4.4 million in 2004, compared to a decline in revenues of 11 percent to approximately US$15.1 million in 2005 in our consumer ISP business from approximately US$16.9 million in 2004.
     The number of our retail broadband subscribers decreased from 94,520 as of December 31, 2004 to 80,541 as of December 31, 2005, of which 16,534 were two-way cable modem subscribers and 62,937 were ADSL subscribers. In the fourth quarter of 2005, the average blended internet service and access revenues per retail broadband subscriber per month (ARPU) for access services was approximately US$11.36, as compared to approximately US$12.40 for the fourth quarter of 2004. ARPU for two-way cable modem and ADSL services was approximately US$16.30 and US$10.50, respectively, during the fourth quarter of 2005, as compared to approximately US$16.50 and US$11.80, respectively, for the same services during the fourth quarter of 2004.
     OPERATING COSTS. Total operating costs associated with the cost of Internet and service revenues decreased by 3 percent from approximately US$14.5 million for 2004 to approximately US$14.1 million for 2005 due to decreases in depreciation and amortization, and customer service costs, partially offset by an increase in bandwidth costs.
     GROSS PROFIT. Gross profit increased by 11 percent from approximately US$6.9 million in 2004 to approximately US$7.6 million in 2005. Such increase was attributable to the increase in operating revenues and the decrease in the operating costs in the period.
     OPERATING EXPENSES. Total operating expenses decreased by 7 percent from approximately US$5.9 million in 2004 to approximately US$5.5 million in 2005, mainly as a result of declines in general and administrative expenses and in selling and marketing expenses.
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
     General and administrative expenses. General and administrative expenses decreased by 30 percent from approximately US$2.2 million in 2004 to approximately US$1.5 million in 2005 due to centralizing of certain back-office functions in our headquarters.
     OPERATING INCOME. Operating income increased by 121 percent from approximately US$1.0 million for 2004 to approximately US$2.1 million for 2005. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, please see Note 24 of our financial statements.
B. Liquidity and Capital Resources
     Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our investments and other assets, bank borrowings, and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.
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
     As a result of our operating, investing and financing activities during 2006, the amount of our cash and cash equivalents as of December 31, 2006 decreased to approximately US$22.4 million compared to US$41.7 million as of December 31, 2005. Such decrease was primarily attributable to the cash outflows for our investments in 2006, and partially offset by operating cash flow and bank borrowings. In 2006, our cash used in the purchase of FunTown amounted to US$26.8 million (net of cash acquired). We also issued approximately US$15 million of zero coupon secured convertible notes in connection with such acquisition, which were fully redeemed in July and September 2006. Our acquisition of FunTown also included an incentive payment in the form of an additional variable amount to be determined based on the pre-tax income of FunTown in 2006, subject to a maximum limit of US$5 million. In April and May 2007, we paid US$5 million of such incentive payment. In 2006, we also made cash payments of US$15 million in connection with our acquisition of 7.5 million convertible preferred shares of T2CN, US$10.0 million in connection with our strategic investment in Infocomm Asia, and US$2.5 million in connection with the licensing of Hellgate: London, an online game expected to be launched in 2007.
     We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, and cash obligations under our existing lease arrangements through 2007. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, bank borrowings or equity. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

     OPERATING ACTIVITIES. In 2006, our net cash provided by operating activities amounted to US$29.4 million. This was primarily from income from continuing operations of US$30.8 million.
     INVESTING ACTIVITIES. Our net cash used in investing activities in 2006 was US$47.9 million. This was primarily due to our acquisition of FunTown and the purchase of marketable securities of US$42.5 million, which was offset by the sale of other marketable securities of US$26.7 million.
     FINANCING ACTIVITIES. Our net cash used in financing activities in 2006 was US$1 million. This was primarily due to redemption of our convertible notes of US$15 million, which was offset by bank borrowings of US$12.9 million.
     OTHER. Set forth below are the aggregate amounts, as of December 31, 2006, of our future cash payment obligations under our existing contractual obligations.
Capital Expenditures
     We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$3.4 million, US$4.0 million and US$5.7 million for 2004, 2005 and 2006, respectively. Capital expenditures during 2006 were primarily for capitalized software development for our software licensing and online entertainment business and online games business. Our capital expenditure plans for 2007 will continue to focus primarily on software development for our software licensing and online entertainment business and for our online games business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.
Indebtedness
     As of December 31, 2006, we have unsecured loans of US$6.1 million and secured loans of US$6.7 million. The weighted-average interest rate on total short-term loans as of December 31, 2006 was 2.48 percent. We also pledged time deposits of US$2.7 million, and a net value of land and buildings of US$1.7 million as collateral for secured bank loans as of December 31, 2006. All of our bank loans are one-year revolving facilities.
     The following table sets out certain information in respect of our outstanding loans as of December 31, 2006:

(in US$ thousands)				As at
Name	Nature	Interest rate range	Maturity date of Facility	December 31, 2006

China Trust Commercial Bank	Unsecured revolving facility	2.35% - 2.45%	March 10, 2007	6,135
China Trust Commercial Bank	Secured revolving facility	1.735% - 1.865%	March 10, 2007	2,117
Taishin International bank	Secured revolving facility	2.90% - 2.95%	September 30, 2007	4,601

				12,853

Dividends From Our Subsidiaries in Taiwan
     Under existing laws of Taiwan, dividends, whether in cash or shares of common stock, declared by our subsidiaries incorporated under Taiwan law, including Hoshin GigaMedia, out of retained earnings and distributed to us are subject to Taiwan withholding tax, currently at the rate of 20 percent for non-Taiwan investors holding a foreign investment approval granted by Taiwan’s Ministry of Economic Affairs, such as us, on the amount of any cash dividends or on the par value of any share dividends. An additional tax of 10 percent on retained earnings will be imposed on retained earnings which are not distributed to shareholders by the end of the year following the close of the tax year.

C. Research, Development, Patents and Licenses, etc.
     We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our software licensing and online entertainment business and our online games business. We do not believe our expenditure for research and development for 2004, 2005 and 2006 was material.
D. Trend Information
     Please see Item 3 — “D. Risk Factors,” Item 4 — “Information on the Company” and “ — A. Operating Results — Overview” for a discussion of the most recent trends in our operation costs and revenues since the end of 2006. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
E. Off-Balance Sheet Arrangements
     Other than as disclosed in Note 22 of our financial statements, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position or (d) any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities, as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F. Tabular Disclosure of Contractual Obligations

	Payment Due by Period (in US$ thousands)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating leases	3,886	1,876	1,945	65	0
Minimum guarantee against royalties	6,500	2,500	2,500	1,500	0
Total contractual cash obligations	10,386	4,376	4,445	1,565	0
Other long-term obligations	605	0	534	71	0
Other liabilities — Accrued pension liabilities	434	0	0	0	434
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth information with respect to our directors and executive officers as of June 15, 2007:

			Year
			Appointed to
			Current
Name	Age	Position	Position
WU, Daniel Chuen-Tai	59	Chairman of the Board	2003
BAO, Gilbert	43	Independent Non-Executive Director	2003
CHANG, Nelson	42	Independent Non-Executive Director	2004
DING, Michael Y.J.	50	Independent Non-Executive Director	2003
HSU, Emmet Yu-Jui	44	Independent Non-Executive Director	2003
HU ZEE, Nancy Jing-Ying	48	Independent Non-Executive Director	2003
LEE, Howe Yong	51	Independent Non-Executive Director	2004
LEE, Yichin	46	Independent Non-Executive Director	2003
WANG, Arthur M.	46	Chief Executive Officer and Director	2003
HUI, Thomas T.	35	Chief Financial Officer and Director	2004/2005
CAHILL, Robert J.	41	Head of Software Licensing and Online Entertainment Business	2004
CHOU, Samuel	46	Head of Online Games Business	2007
CHU, Michel	38	Executive Vice President and Chief Technology Officer	2000
HUANG, Kenny Ching-Kun	42	Senior Vice President	2004
MAI, Falco	45	Executive Vice President and Chief Administrative Officer	2001
SHEA, Joseph	41	Executive Vice President	2004
TARN, Chen-Wen	47	Head of Internet Access Service Business	2003
TSENG, Jennifer	38	Senior Vice President and General Counsel	2004
     Mr. Samuel Chou was appointed as head of our online games business on April 20, 2007.
     Biographical information with respect to each of our directors and executive officers is set forth below.
     DANIEL CHUEN-TAI WU is the chairman of the board of directors of our Company. He brings to our Company significant operational experience and extensive business relationships in Taiwan. Dr. Wu is currently the chairman of CDIB & Partners Investment Holding Corp. in Taiwan and a director and senior executive vice president of China Development Financial Holding Corporation. Previously, he served as the chairman of various companies including CDIB & Partners Investment Holding Corp from 2004 to 2006, Videoland Inc. from 2002 to 2004, Grand Pacific Petrochemical Corp. from 1994 to 2004, Biocare Corp. from 1997 to 2003 and Precision Semiconductor Mask Corp. from 1998 to 2000. He was the chief executive officer of Wyse Technology Inc. from 1990 to 1994 and the president of Grand Pacific Petrochemical Corp. from 1992 to 1994. Dr. Wu was chairman of Crimson Asia Capital Holdings, Ltd. from 1993 to 2000. Prior to that, Dr. Wu was also the chairman of Monte Jade Science & Technology Association from 1993 to 1994. Dr. Wu received his doctorate in chemical engineering from the

University of Delaware in 1976 and an undergraduate degree in the same discipline from National Taiwan University in 1970.
     GILBERT BAO is an independent non-executive director of our Company. He is also currently vice president of Chung Shing Textile Co., Ltd., general supervisor of Taiwan Spinners Association, and chairman of Taiwan Manmade Fiber Industry Association. He graduated from the University of Southern California in 1986.
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
     NANCY JING-YING HU ZEE is an independent non-executive director of our Company. Ms. Hu is currently the president of Videoland Inc. She is also chairman of Ho Wei Communication, which is a subsidiary of Videoland Inc. She is a certified accountant in the United States and Hong Kong and is currently a director of NHL CPA and ETKING Media Technology Limited. Ms. Hu holds a bachelor’s degree from National Taiwan University, a master’s degree in computers from Barry University and a Master of Business Administration degree from Florida International University.
     HOWE YONG LEE is an independent non-executive director of our Company. He is currently the managing director of Lee Kim Yew (Pte) Ltd., an investment company based in Singapore. Mr. Lee received a Bachelor of Arts degree in business administration from the University of Washington in 1984.
     YICHIN LEE is an independent non-executive director of our Company. He is also currently managing director of Giant Management Consulting, LLC. of Taiwan and a founder of AMIA, Inc., an education consultancy based in Belmont, California. Mr. Lee holds a doctorate degree in resource planning and management from Stanford University.
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
     THOMAS T. HUI is the chief financial officer and a director of our Company. Mr. Hui joined GigaMedia from Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”), where he was an executive director of the investment banking division. At Goldman Sachs, Mr. Hui originated and executed a broad range of mergers and acquisitions and financing transactions in Asia. Prior to working at Goldman Sachs, Mr. Hui served as an investment banker at

Merrill Lynch & Co. and as a management consultant at McKinsey & Company, both in Hong Kong. Mr. Hui holds a Master of Engineering degree in electrical engineering from Cornell University and a Bachelor of Science degree in electrical engineering from the University of Wisconsin — Madison.
     ROBERT J. CAHILL is the head of the software licensing and online entertainment business of our Company. Mr. Cahill is the chief executive officer of CESL. Prior to joining our Company, Mr. Cahill served as the chief financial officer for Smarterkids.com. He also previously served in the finance group for Gensym Corporation and as an audit manager at Ernst & Young, LLC. Mr. Cahill received a Master of Business Administration degree from Bentley College and a Bachelor of Science degree in business administration from the University of Massachusetts.
     SAMUEL CHOU is the head of the online games business of our Company. Mr. Chou became the chief executive officer and president of online games and entertainment of GigaMedia in April 2007. Mr. Chou was chairman and chief executive officer of Warner Music for the Greater China Region from 2004 to 2006. Prior to that, Mr. Chou was managing director of Warner Music in Taiwan. Mr. Chou was also previously the chairman of the International Federation of the Phonographic Industry in Taiwan. Mr. Chou received his Master of Business Administration degree from the National Giao Tung University as well as a Bachelor of Sociology degree from National Taiwan University.
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
     FALCO MAI is the chief administrative officer and an executive vice president of our Company. He is also currently the chairman of KGI Futures Co. Ltd., and a director of KGI Securities Co. Ltd in Taipei, Global Securities Finance Corporation and Taiwan Futures Exchange. Prior to joining our Company, Mr. Mai worked at KGI Securities Co. Ltd in Taipei as a manager of the research department, the equity and sales—proprietary trading department and the derivatives product department. Mr. Mai was also senior vice president to the general management office, as well as the spokesman from 1993 to 2001. Mr. Mai received a Bachelor of Science degree in electrical engineering from National Taiwan University.
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
     CHEN-WEN TARN is the head of the Internet access service business of our Company. Prior to joining us, Mr. Tarn was a full professor of the National Taiwan University of Science and Technology. Mr. Tarn holds a doctorate degree in electrical and computer engineering from Syracuse University.
     JENNIFER TSENG is a senior vice president and general counsel of our Company. Prior to joining us, Ms. Tseng practiced law and presided over a local law firm in Taipei where she conducted a general litigation practice across a range of major business disputes and civil litigation, from counseling through trial and appeal. Ms. Tseng received her Master of Laws degree from School of Law at the University of Warwick in the United Kingdom and her Bachelor of Law degree from the Department of Law at the National Taiwan University.

B. Compensation
     For the year ended December 31, 2006, the aggregate compensation paid by us to all of our executive officers was approximately US$0.9 million and the aggregate compensation paid by us to all of our directors, including the CEO and CFO, was approximately US$1.0 million. The total outstanding number of share options granted to our directors and officers was 7,057,587. For information on stock option plans, see Item 6 “Directors, Senior Management and Employees — E. Share Ownership.” For information on total amounts set aside by the Company to provide pension and retirement benefits, see Note 17 of our consolidated financial statements.
C. Board Practices
     Our board of directors has appointed an audit committee. Our audit committee currently consists of Michael Y. J. Ding, Gilbert Bao and Yichin Lee. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit, subject to the appointment, replacement or removal from office of our independent public accountants been approved by our shareholders at our Annual General Meeting. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ Global Market.
     We also have a compensation committee that consists of Daniel Chuen-Tai Wu, Michael Y.J. Ding and Yichin Lee. Our compensation committee reviews and evaluates the compensation and performance of executive officers, and our Company’s general compensation plans and other employee benefit plans, and performs other duties and responsibilities pursuant to the compensation committee charter. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors pursuant to the requirements of the NASDAQ Global Market.
D. Employees
     In the years ended December 31, 2004, 2005 and 2006, our total employees were 608, 323 and 503, respectively. As of May 31, 2007, we had a total of 555 employees, excluding part-time and temporary personnel and consultants. Our corporate headquarters employed 92 people. Our Internet access service business employed 134 people, including 60 people in Hoshin GigaMedia and 74 people in our subsidiary, KBT. Our software licensing and online entertainment business had 111 employees. Our online games business had 218 employees. Of the total 555 employees, 444 were in Asia, 7 were in Europe and 104 were in North America.
E. Share Ownership
Share Ownership of Directors and Executive Officers
     The tables below set forth information as to our directors’ and executive officers’ share ownership in our Company as of May 31, 2007:

		Number of Shares
	Number of	Issuable upon
Person	Common Shares	exercise of options
WU, Daniel Chuen-Tai	0	*
BAO, Gilbert T.C.	0	*
CHANG, Nelson	0	*
DING, Michael Y.J.	0	*
HSU, Emmet Yu-Jui	0	*
HU ZEE, Nancy Jing-Ying	0	*
LEE, Howe Yong	0	*
LEE, Yichin	0	*
WANG, Arthur M.	*	2,500,000
HUI, Thomas T.	*	1,200,000
CAHILL, Robert J.	0	*
CHOU, Samuel	0	0
CHU, Michel	*	*

Number of Shares
	Number of	Issuable upon
Person	Common Shares	exercise of options
HUANG, Kenny Ching-Kun	*	*
MAI, Falco	*	*
SHEA, Joseph	*	*
TARN, Chen-Wen	*	*
TSENG, Jennifer	*	*

*	Less than 1 percent
     All options granted to our directors and executive officers were granted pursuant to the 2002 Plan and the 2004 Plan as defined under “Employee Share Option Plans” below. The options expire in 2014.
Beneficial Ownership
     No director or executive officer beneficially owns of record more than 1 percent of the outstanding shares of our Company. See Item 7 — “Major Shareholders and Related-Party Transactions” below.
Employee Share Option Plans
2002 Option Plan
     At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to 3,000,000 common shares of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.
     In August 2004, options to purchase 3,000,000 shares of our Company’s common stock were granted and vested at an exercise price of US$0.79 pursuant to the 2002 Plan. As at December 31, 2006, no option had been exercised or cancelled. All options granted under the 2002 Plan expire on June 29, 2014. The maximum contractual term under the 2002 Plan is approximately 10 years. Termination of employment will not affect rights of exercise under vested options.
2004 Option Plan
     At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 common shares of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.
     In August 2004, options to purchase 5,462,530 shares of our Company’s common stock were granted at an exercise price of US$0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. As at December 31, 2006, 95,000 options were cancelled, 389,000 options had been exercised and the number of outstanding options under the first vesting schedule was 3,379,888 options. In accordance with the terms of the second vesting schedule, 1,598,642 options were granted, of which 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options will be vested at a rate of 399,661 options per year from the grant date. As at December 31, 2006, 309,229 options were cancelled, 559,655 options had been exercised and the number of outstanding options under the second vesting schedule was 729,758 options.

     In May 2005, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of US$1.45 pursuant to the 2004 Plan. In accordance with the terms of the vesting schedule, 25,000 options were vested and exercisable upon granting. The remaining 75,000 options will be vested at the rate of 25,000 options per year from the grant date. As at December 31, 2006, no options had been exercised or cancelled.
     In December 2005, options to purchase 1,805,655 shares of our Company’s common stock were granted at an exercise price of US$2.55. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 1,570,655 options were vested and exercisable upon granting. As at December 31, 2006, 23,000 options had been cancelled and 202,859 options had been exercised under the first vesting schedule. In accordance with the terms of the second vesting schedule, 94,000 options will vest and be exercisable in December 2007. The remaining 141,000 options will vest and be exercisable in December 2008. As at December 31, 2006, no such option under the second vesting schedule had been exercised or cancelled.
     The maximum contractual term under the 2004 Plan is 10 years. Termination of employment will not affect exercise rights under vested options. Unvested options will be cancelled upon termination of employment. All options granted under the 2004 Plan expire on June 29, 2014.
2006 Equity Incentive Plan
     At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan.
     In December 2006, we granted 115,000 restricted stock units (“RSUs”) to our employees. These RSUs were subject to two schedules for the lapsing of restrictions on transfer. 25,000 RSUs are subject to the terms of the first lapsing schedule, under which the restrictions on transfer shall lapse with respect to the first 33 percent of the RSUs upon granting with the remaining 67 percent of the RSUs vesting over a two-year period so long as the employee is employed by or providing services to our Company. 90,000 RSUs are subject to the terms of the second lapsing schedule, under which the restrictions on transfer shall lapse over a three-year period, beginning April 1, 2007 so long as the employee is employed by or providing services to our Company.
     The maximum contractual term under the 2006 Plan is 10 years. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.
     All options and RSUs are expected to be settled by issuing new shares.
Options
     No options were exercised before 2005. In 2006, 1,151,514 options were exercised, and cash received from the exercise of stock options was US$1.3 million, which resulted in no significant tax benefit realized on a consolidated basis.
     There were no stock-based compensation expenses recorded in 2004 and 2005 as all options were granted to employees at prices in excess of the common stock market price at the date of grant. The impact resulting from our adoption of FAS 123(R) to our 2006 consolidated financial statements for income before income taxes and net income was US$(310) thousand, and US$(250) thousand, respectively. The impact on basic and diluted earnings per share for 2006 was US$(0.005) and US$(0.004) per share, respectively.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2007 by (1) each shareholder known by us to own more than 5 percent of our shares and (2) all directors and executive officers as a group.

	Shares	Percentage of
Name of Owner	Owned	Shares Owned
Best Method Limited (1)	10,799,999	20.53%
Directors and executive officers as a group (10 persons)	402,222	0.76%

(1)	Through Best Method Limited, Jeffrey Koo, Jr. and Andre Koo jointly have a beneficial ownership of 10,799,999 common shares of our Company.
     As of May 31, 2007 we had 52,732,357 ordinary shares outstanding, of which 41,530,136 shares were listed on the NASDAQ Global Market and not held by our major shareholders and directors or executive officers as disclosed above and in Item 6 “Directors, Senior Management and Employees — E. Share Ownership,” representing 0.76 percent of our total outstanding shares. As of May 31, 2007, 41,292,442 shares listed on the NASDAQ Global Market were held by 30 record holders, including nominee holders, with the registered address in the United States.
     None of our major shareholders have different voting rights from those of our other shareholders.
B. Related-Party Transactions
     In the course of operating our business, we provide Internet access services to certain of our affiliates. We believe such transactions with affiliates were not material. As of May 31, 2007, we had a credit line and loan in an amount of NT$400 million (approximately US$12.3 million) from the China Trust Commercial Bank. As of May 31, 2007, we also had deposits in China Trust Commercial Bank in the amount of US$7.3 million (including US$3.8 million of restricted cash).
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

     The complaint alleged that our Company violated Sections 11 and Section 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed their claims against the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on the defendants’ motion to dismiss, which granted the motions in part and denied the motions in part. As to our Company, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.
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
     The underwriter defendants are not part of the settlement between the issuers and the plaintiffs. The underwriter defendants have continued to defend the action and discovery has proceeded. In April 2006, plaintiffs and JPMorgan Chase & Co., one of the underwriter defendants, announced that it had signed a memorandum of understanding (the “JPMorgan Chase MOU”) to settle the action for approximately US$425 million. This proposed settlement does not include the other underwriter defendants.
     On April 24, 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which is subject to the court’s approval. As of this date, the court has not issued its ruling.
     On June 23, 2006 and October 12, 2006, the court held meetings with the legal counsels involved in the case to discuss the proposed settlement. Subsequent to these meetings, the parties submitted an amendment to the Issuers’ Settlement, which included the following terms: (1) waiving insurers’ rights under the settlement agreement to recoup notice and defense cost, which is likely to exceed US$60 million; and (2) waiving 50 percent of the amount of the JPMorgan Chase MOU (US$425 million) which would operate as an offset to the US$1 billion guarantee. These changes were designed to address potential problems that the judge may have had with the proposed settlement.
     On December 5, 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification of a litigation class in that portion of the case between the plaintiffs and the underwriter defendants. Because the Second Circuit’s opinion was directed to the class certification by the District Court for the plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement is unclear.
     On December 15, 2006, the District Court held a conference with all counsel in the IPO Securities Class Action to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement and the JPMorgan Chase MOU, pending further decisions from the Second Circuit.
     On January 5, 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On January 24, 2007, the Second Circuit entered an order instructing the underwriter defendants to submit a brief in response to the Petition. On February 7, 2007, the underwriter defendants filed a brief in opposition to the Petition. On April 6, 2007, the Second Circuit rendered its decision which denied the Petition. On April 23, 2007, the District Court held a conference in which the following issues were discussed:

•	Class Certification: The plaintiffs are considering a new class definition, which is regarded as a priority by the District Court;

•	Tolling Agreement: The plaintiffs requested tolling agreements for class members in the focus cases from the underwriters. If the underwriters do not agree to toll the plaintiffs’ claims, the plaintiffs may file individual actions. In such case, the underwriters may want to have these claims arbitrated;

•	Settlements: The District Court indicated that the issuers settlement cannot stand in its present form, and any further discussions on the settlement between the issuers and the plaintiffs should depend on the plaintiffs’ new proposed class definition; and

•	Discovery: The stay of discovery is continuing and will be addressed by the District Court at the next conference.
     On May 30, 2007, the District Court held a conference in which the following issues were discussed:
•	New Class Definition: the plaintiffs proposed a new class definition and moved for class certification;

•	Statutes of Limitation: the underwriters refused to agree to toll the statute of limitations on plaintiffs’ claims, which caused plaintiffs to file a motion of individuals to intervene as plaintiffs in a focus case in which the plaintiffs think that the statue of limitations is close to running;

•	Issuers’ Settlement: Since the settlement in its present form is not viable, the issuers will ask the District Court to deny the motion to approve the settlement without prejudice to application to the District Court regarding any future settlement; and

•	Discovery: There were unresolved issues regarding the scope of discovery and may further be discussed at the next conference.
     The parties are currently in a process of meeting and conferring to discuss the issues raised by the court in the recent court conferences.
     Neither we, nor our legal counsel, are able to assess the likelihood of the outcome, nor can we determine the amount or range of potential loss, if any. We had an insurance policy with American Insurance Group with US$10 million of liability coverage when the class action lawsuit was made. According to the insurance policy, our Company is required to pay a US$500,000 deductible. We recorded a provision of US$500,000 in 2003, representing our deductible amount, related to these claims. In 2005, our legal counsel advised that it is unlikely that we will have to pay any remaining, unused portion of our deductible with respect to the claims. Accordingly, we reversed the provision of US$500,000 in 2005. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.
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
ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
     The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Global Market.

	Common Shares
Year Ending December 31, 2002	High	Low
	(in US$)
First quarter	$2.88	$2.30
Second quarter	$1.25	$0.67
Third quarter	$1.30	$0.63
Fourth quarter	$0.84	$0.42

	Common Shares
Year Ending December 31, 2003	High	Low
	(in US$)
First quarter	$1.52	$0.66
Second quarter	$1.21	$0.86
Third quarter	$2.98	$1.17
Fourth quarter	$3.35	$1.44

	Common Shares
Year Ending December 31, 2004	High	Low
	(in US$)
First quarter	$2.07	$1.33
Second quarter	$1.87	$1.06
Third quarter	$1.43	$0.70
Fourth quarter	$2.43	$1.30

	Common Shares
Year Ending December 31, 2005	High	Low
	(in US$)
First quarter	$1.86	$1.30
Second quarter	$2.48	$1.38
Third quarter	$2.66	$1.68
Fourth quarter	$2.99	$1.76

	Common Shares
Year Ending December 31, 2006	High	Low
	(in US$)
First quarter	$6.01	$2.90
Second quarter	$10.39	$6.13
Third quarter	$12.38	$7.30
Fourth quarter	$11.06	$8.86

Year Ending December 31, 2007	High	Low
	(in US$)
First quarter	$14.34	$9.28
Second quarter (only through June 15, 2007)	$15.97	$13.92
B. Plan of Distribution
     Not applicable.
C. Markets
     Our Shares have been listed and traded on the NASDAQ Global Market since February 18, 2000.
     Under Rule 4350(l) of the NASDAQ rules, all securities listed on NASDAQ must be eligible for a direct registration program operated by a registered clearing agency. We are required to comply with the requirements of this rule by January 1, 2008. In order to fulfil the direct registration program eligibility requirements, we are required (among others) to amend our constitutional documents to allow for the issue of non-certificated securities.
     We are incorporated in the Republic of Singapore and are subject to the Singapore Companies Act (Cap.50). We are advised by our Singapore counsel that under the Singapore Companies Act, Singapore-incorporated companies are required to issue physical share certificates to its registered shareholders, and there are no exceptions to or exemptions from this requirement that would enable us to amend our constitutional documents to allow for the issue of non-certificated securities. Therefore, we will not be able to comply with the provisions of Rule 4350(l).
     Under Rule 4350(a)(1), as a foreign private issuer, we are allowed to follow our home country practice in lieu of the requirements set out in the rule, subject to certain exceptions. We will be relying on this rule for an exemption from the requirements of Rule 4350(l). We have informed the NASDAQ Global Market about our election to comply with the laws of Singapore in lieu of the direct registration system provisions of Rule 4350(l).
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
     The principal purpose of our Company is that of investment holding. Our Company’s objects and purposes are set out in full in Clause 3 of our Memorandum of Association. Subject to the provisions of the Singapore Companies Act (Chapter 50) (the “Singapore Companies Act”) and any other written law in Singapore and our Memorandum and Articles of Association, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and for such purposes, full rights, powers and privileges.
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
     Our directors may borrow or raise money from time to time for the purpose of our Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of our property or assets or by the issue of debentures or otherwise as they may think fit, provided that the directors shall not carry into effect any proposals for disposing of the whole or substantially whole of our Company’s undertaking or property unless those proposals have been approved by our Company in general meeting.

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
AUDIT COMMITTEE
     Our audit committee and our board of directors have the ultimate authority and responsibility to select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, subject to the appointment, replacement or removal from office of our independent public accountants being approved by our shareholders at our Annual General Meeting. Our audit committee will review and approve the planned scope of our annual audit. In accordance with our Articles of Association, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ Global Market.
     The audit committee currently consists of Messrs. Gilbert Bao, Michael Y. J. Ding and Yichin Lee. We are in compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the rules of the U.S. Securities and Exchange Commission thereunder and the NASDAQ Global Market’s requirements relating to audit committees.
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
SHAREHOLDERS’ MEETINGS
     We are required to hold an annual general meeting once in every calendar year and not more than 15 months after the preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit, and they must do so upon the request in writing of shareholders representing not less than 10 percent of the voting rights of our Company. In addition, two or more shareholders holding not less than 10 percent of the total number of issued shares (excluding treasury shares) may call a meeting of our shareholders. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of those present and voting. An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution, requiring an affirmative vote of at least 75 percent of those present and voting, is necessary for certain matters under the Singapore Companies Act, such as an alteration of our Articles of Association. Subject to the Singapore Companies Act, at least 21 days’ advance written notice specifying the intention to propose a special resolution must be given of every general meeting convened for the purpose of passing a special resolution. Subject to the Singapore Companies Act, at least 14 days’ advance written notice must be given of every general meeting convened for the purpose of passing an ordinary resolution.
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
     We may by ordinary resolution:
(i)	consolidate and divide all of our Shares;

(ii)	subject to the Singapore Companies Act, sub-divide some or all of our Shares, provided always that in such sub-division, the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(iii)	subject to the Singapore Companies Act and our Articles of Association, convert any class of shares into any other class of shares.
     We may also by special resolution reduce our share capital or any undistributable reserve in any manner as authorized by law.
     We are not required to provide any sinking fund pursuant to our Articles of Association. There was no provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of our Shares.
     There was no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares.
MODIFICATION OF RIGHTS
     We may vary or abrogate any special rights attached to any class of our Shares by a special resolution passed at a separate meeting of holders of the shares of that class or, where the necessary majority for such special resolution is not obtained at the meeting, with the consent in writing of the holders of three-fourths of the issued shares of that class within two months of such meeting.
TRANSFER OF SHARES
     Subject to our Articles of Association, our Shares are freely transferable but our directors may, in their absolute discretion, decline to register any transfer of our Shares on which we have a lien. All of our outstanding Shares have been fully paid. In addition, our directors may refuse, at their discretion, to register or transfer shares to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in the usual common form or in a form approved by our directors. Our directors may decline to register any transfer of shares evidenced in certificated form unless, among other things, it has been duly stamped and is presented for registration together with the certificate of payment of stamp duty (if any), the share certificates to which the transfer relates and other evidence of title as they may require. We will replace worn-out or defaced share certificates upon production thereof to the directors and upon payment of such fee as specified in our Articles of Association. We will replace lost, destroyed or stolen share certificates upon, among other things, the applicant furnishing evidence and such indemnity as the directors may require.

TAKEOVERS
     The acquisition of shares of public companies is regulated by the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers. Any person, either on his own or together with persons acting in concert with him, acquiring an interest in 30 percent or more of our voting shares is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Singapore Code on Take-overs and Mergers. Unless the contrary is established, “persons acting in concert” are presumed to include a company and its related and associated companies and a person who has provided financial assistance (other than a bank in the ordinary course of business) to such company or any of its related and associated companies for the purchase of voting rights, a company and its directors, including their close relatives and related trusts, a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis and a financial advisor and its client in respect of shares held by the financial advisor and all the funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10 percent or more of the client’s equity share capital. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and dealing costs, paid by the offeror or persons acting in concert with him for shares of that class within the preceding six months. A mandatory takeover offer is also required to be made if a person holding between 30 percent and 50 percent, both inclusive, of the voting shares, or any person acting in concert with him, acquires additional shares representing more than 1 percent of the voting shares in any six-month period.
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
     It should be noted that the Singapore Companies Act has been amended with effect from January 30, 2006 resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorized capital, and allowing repurchased shares to be held as treasury shares. With the abolition of the concept of par value pursuant to the Companies (Amendment) Act 2005, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished. Our Articles of Association were amended at the annual general meeting of our Company on June 29, 2006 to take into account changes to the Singapore Companies Act arising from the Companies (Amendment) Act 2005.
C. Material Contracts
     The following are summaries of our material contracts entered into over the past two years. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report or incorporated into this annual report by reference from our annual report on Form 20-F/A filed with the Commission on December 8, 2006.
End-User License Agreement, dated April 1, 2004, between IML and UIM, as amended by the Second Amendment to the End-User License Agreement, dated March 1, 2006 and the Third Amendment to the End-User License Agreement, dated March 1, 2007.
     On April 1, 2004, IML entered into an end user license agreement with UIM pursuant to which IML granted a non-exclusive, non transferable, world wide license to UIM to use our software and certain operational and support services for a licensing fee based on a revenues sharing arrangement between us and UIM. The agreement is for a term of ten years.
     In March 2007, we amended the terms of the end user license agreement between ourselves and UIM. Pursuant to the terms of the amended agreement, UIM will pay us royalties based on revenues earned at the rate of 42 percent of gross revenues derived from our games of chance software and 17.5 percent of gross revenues derived from our multi-player game software.
Purchase and Sale Agreement, dated June 23, 2005, between Hoshin GigaMedia and Webs-TV
     On June 23, 2005, we entered into an agreement with Webs-TV to assign our Internet content business for a consideration of an amount in NT dollars equivalent to approximately US$0.7 million and, for a period of ten years commencing from January 1, 2006, a portion of the net revenues generated from the gigigaga.com.tw Web site will be transferred. Pursuant to the agreement, we have transferred to Webs-TV all properties relating to the operation of our gigigaga.com.tw Web site, including fixed assets, the gigigaga logo, and our content and data.
Share Purchase Agreement, dated September 17, 2005, between GigaMedia and Nextbase International Ltd.
     On September 17, 2005, we entered into an agreement with Nextbase International Ltd. to sell our 9,262,501 shares in G-Music Limited (the “Target Shares”) which accounted for 58.58 percent of the total issued and outstanding shares in G-Music Limited. The total purchase price for all the Target Shares was approximately US$5.15 million.
Asset Sale and Purchase Agreement, dated December 19, 2005, between GigaMedia, FunTown World Limited, Hoshin GigaMedia and TWP
     On December 19, 2005, through our wholly-owned subsidiaries, FunTown World Limited and Hoshin GigaMedia, we entered into a definitive agreement with TWP to acquire FunTown. On January 2, 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown from TWP. The total purchase price of approximately US$43 million consisted of cash payments of approximately US$27.2 million and zero coupon convertible notes in the aggregate principal amount of approximately US$15 million, representing a valuation premium of US$0.8 million as determined by a third-party valuer. The convertible notes were issued on January 1, 2006 by our Company to TWP, in the aggregate principal amount of approximately NT$494 million (US$15 million) with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009 and were convertible into 4,794,323 shares of our common stock at US$3.1287 per share (The conversion price is subject to adjustment for stock dividend, stock split, reserve stock split, recapitalization, merger, and other dilution). We have the right to redeem the convertible notes, in whole or in part, within 12 months after the issue date, together with the accrued interest at 5 percent per annum. On January 1, 2006, we pledged our share holdings in Hoshin GigaMedia as collateral for the notes. Direct transaction costs amounting to approximately US$110 thousand were included as part of the acquisition cost.
     The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on April 1, 2007, which amount will be determined as follows:
(i)	If the growth of the adjusted pre-tax net income of FunTown in 2006 is 30 percent or more, the additional payment will be US$5 million;

(ii)	If the growth of the adjusted pre-tax net income of FunTown in 2006 is 25 percent or above but less than 30 percent, the additional payment will be US$4.17 million;

(iii)	If the growth of the adjusted pre-tax net income of FunTown in 2006 is 20 percent or above but less than 25 percent, the additional payment will be US$3.33 million;

(iv)	If the growth of the adjusted pre-tax net income of FunTown in 2006 is 15 percent or above but less than 20 percent, the additional payment will be US$2.5 million; and

(v)	If the growth of the adjusted pre-tax net income of FunTown in 2006 is less than 15 percent, no additional payment will be made by GigaMedia.
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

This put-call option agreement was terminated on December 4, 2006. See Note 9, “Marketable Securities – Current” of our consolidated financial statements for further information.
Subscription Rights Agreement, dated March 10, 2006, between Hoshin GigaMedia, Wretch and the shareholders of Wretch
     On March 10, 2006, our wholly-owned subsidiary, Hoshin GigaMedia, entered into a subscription rights agreement with Wretch and its shareholders. Wretch is a leading online “community” offering a wide range of community services including blogs, photo albums and bulletin boards. According to the subscription rights agreement, Hoshin GigaMedia was granted a right to acquire up to a 20 percent equity stake in Wretch with a valuation based on a pre-agreed formula if and when Wretch increases its share capital within three years of the date of this subscription rights agreement. In exchange for these rights, Hoshin GigaMedia agreed to provide Wretch with certain free Internet services for three years.
Series A Preferred Share Purchase Agreement, dated April 27, 2006, between GigaMedia China Limited and T2CN and certain shareholders of T2CN
     On April 27, 2006, our wholly-owned subsidiary, GigaMedia China Limited (“GigaMedia China”), entered into a share purchase agreement with T2CN, an online casual sports games operator in the PRC, pursuant to which GigaMedia China made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8 percent per annum, and are redeemable starting December 31, 2009. The preferred shares are convertible into common shares of T2CN on a 1 : 1 basis, subject to certain adjustments.
Strategic Partnership Agreement, dated April 27, 2006, between T2CN and GigaMedia China
     On April 27, 2006, through our wholly-owned subsidiary, GigaMedia China, we entered into a strategic partnership agreement with T2CN. Pursuant to this strategic partnership agreement, GigaMedia and T2CN will together offer FunTown’s existing games to the T2CN user base. GigaMedia will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by GigaMedia.
Shareholders’ Agreement, dated April 27, 2006, between GigaMedia China, T2CN and certain shareholders of T2CN, as amended and restated by the Amended and Restated Shareholders’ Agreement dated November 25, 2006
     In connection with our strategic partnership with T2CN and subscription for preferential shares in T2CN, in April 2006, we entered into a shareholders’ agreement with T2CN and certain shareholders of TC2N to regulate our relationship with the ordinary shareholders of T2CN, which was subsequently amended and restated in November 2006. Pursuant to these agreements, we obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections, and acquired certain veto rights over the management of T2CN. We were also granted rights to subscribe for additional convertible preferred shares of T2CN, based on the financial performance of T2CN in each of the twelve-month periods ended March 31, 2007 and December 31, 2007. In addition, we provided shareholders of T2CN with an aggregate of approximately 52.92 percent of the issued share capital of T2CN with an option to sell their shares to us within two years from May 8, 2006 at a price equivalent to 8.65 times the net operating income of T2CN per share, subject to certain adjustments.
Asset Purchase and Sale Agreement, dated May 15, 2006, between Hoshin GigaMedia and Webs-TV
     On May 15, 2006, our wholly-owned subsidiary, Hoshin GigaMedia, entered into an agreement with Webs-TV, a Taiwan digital content provider, to sell GigaMedia’s ADSL business. Under the agreement, Webs-TV purchased our ADSL business in an all cash transaction with a total price of approximately US$8.9 million for our ADSL business and approximately US$0.9 million for the right to use our ADSL brand for five years. Both are payable from May 15, 2006 through July 31, 2007. The transferred ADSL business includes GigaMedia’s ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers.

Service Agreement, dated May 15, 2006, between Hoshin GigaMedia and Webs-TV
     In connection with the sale of our ADSL business, we agreed on May 15, 2006 to provide Webs-TV with the following support and administrative services that are necessary for the ADSL business on a transitional basis: bandwidth, consulting and other support services through December 31, 2007. For these services, Webs-TV shall pay us a fee of approximately US$8.3 million which is payable from May 15, 2006 through February 28, 2008. The term of this agreement is from May 15, 2006 to December 31, 2007.
Subscription Agreement, dated December 7, 2006, between GigaMedia Asia Pacific Limited and Infocomm Asia
     On December 7, 2006, we entered into a subscription agreement with Infocomm Asia, an online game operator based in Singapore, through our wholly-owned subsidiary GigaMedia Asia Pacific Limited (“GigaMedia Asia Pacific”). Pursuant to this agreement, we made an investment of US$10 million to subscribe for 500,000 voting convertible preferred shares on an as-convertible basis, approximately representing 32.26 percent of the total issued and outstanding common shares of Infocomm Asia, making us the largest shareholder of Infocomm Asia.
Termination Agreement, dated December 12, 2006, between Hoshin GigaMedia, KBT, Wretch and certain shareholders of Wretch
     On December 12, 2006, we entered into an agreement with Wretch and certain of its shareholders to terminate the subscription rights agreement dated March 10, 2006 entered into between Hoshin GigaMedia, Wretch and its shareholders. Pursuant to this agreement, Wretch agreed to make a one-time termination payment of NT$1.5 million (or US$46 thousand) to us, an indemnification fee comprised of a fixed fee of NT$20 million (or US$0.6 million) (including VAT tax) and a variable fee, which amount was to be determined based on the final acquisition price to be paid by a third party investor for the acquisition of all the issued share capital of Wretch as follows:
(a)	if the final acquisition price exceeded US$24 million but was less than or equal to US$36 million, the additional payment would be equal to 18 percent of US$24 million;

(b)	if the final acquisition price exceeded US$36 million but was less than or equal to US$48 million, the additional payment would be equal to the sum of US$2,160,000 and 16 percent of US$ 36 million; and

(c)	if the final acquisition price exceeded US$48 million, the additional payment would be equal to the sum of US$4,080,000 and 14 percent of US$48 million.
     Pursuant to the agreement, we are also not obligated to provide Wretch with certain free Internet services after December 31, 2006. In 2007, we received approximately US$0.6 million from Wretch as a result of this agreement.
License and Distribution Agreement, dated December 13, 2006, between Dragongate Enterprises and HanbitSoft Inc.
     In December 2006, Dragongate Enterprises, our 70:30 joint venture with Cyber Gateway Pte. Ltd. (which is a wholly-owned subsidiary of Infocomm Asia), entered into an agreement with HanbitSoft Inc. (“HBS”)pursuant to which HBS granted an exclusive sub-license to Dragongate Enterprises for the operation, marketing, hosting and distribution of a multi-player online role playing game known as Hellgate: London in Taiwan, Hong Kong and Macau. Under the agreement, Dragongate Enterprises is to pay a non-refundable license fee of US$2.5 million, a non-refundable minimum guarantee against royalties of US$6.5 million and certain royalties on a revenue-sharing basis as set out in the agreement. We also committed to spend not less than US$10 million on related marketing, promotion and advertising activities.
Share Purchase Agreements, dated January 1, 2007 to January 17, 2007, between GigaMedia China Limited and certain shareholders of T2CN
     In January 2007, we entered into a series of share purchase agreements with certain shareholders of T2CN representing 32.39 percent of the issued voting rights of T2CN, pursuant to which we agreed to acquire shares held by them in T2CN for a purchase price per share to be determined as follows:

(a)	US$1.05 per share if the net operating income of T2CN for the first half of 2007 is not more than US$1 million;

(b)	US$1.25 per share if the net operating income of T2CN for the first half of 2007 is equal to US$1.5 million; or

(c)	US$1.45 per share if the net operating income of T2CN for the first half of 2007 is equal to US$2.5 million, to be adjusted on a pro rata basis if actual net operating income for such period were to fall between the three thresholds set out above.
Shareholders’ Agreement, dated December 7, 2006, as amended on February 2, 2007, between GigaMedia Asia Pacific, Bodhi China and India LLC, Etherfast Pte Ltd, Global Star International Development Limited, Commerzbank Infocomm Segregated Portfolio, Infocomm Investments Pte Ltd, Management Capital International Ltd and Infocomm Asia
     On February 2, 2007, we entered into an agreement with Infocomm Asia and its shareholders to regulate the affairs of Infocomm Asia. Pursuant to the agreement, we and other shareholders holding Class B shares in Infocomm Asia are entitled to convert such shares into ordinary shares at any time. Each Class B share is convertible into one ordinary share of Infocomm Asia, subject to certain adjustment provisions as set out in the agreement. Alternatively, holders of Class B shares are entitled to require Infocomm Asia to redeem their shares in cash upon the earlier of the 5th anniversary from January 12, 2007 or the redemption of any Class A shares. The redemption price for any Class B share is stipulated to be 100 percent of the issue price, plus interest accrued at the rate of 10 percent on the issue price per annum compounded annually, less any declared and paid dividends thereon. In the event that the redemption is triggered by the redemption of any Class A shares, holders of Class B shares are first entitled to the payment of a premium equal to the sum of US$10 per Class B share to be redeemed and the compound interest payable on the Class B shares as stipulated above, less any declared and paid dividends on such Class B shares. The Class B shares may also be automatically converted into ordinary shares upon the election of 75 percent of Class B shareholders, or the occurrence of a qualifying initial public offering of Infocomm Asia as set out in the agreement.
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
     The normal tax rate for corporate profits is 20 percent for the year of assessment 2007 (i.e. for the income earned in the financial year or other basis period ended 2006). With effect from year of assessment 2008 as announced in the 2007 budget, the corporate tax rate is reduced to 18 percent. Resident individuals are subject to tax at progressive rates. Based on proposals made by the government in the 2006 budget, the maximum individual tax rate would be 20 percent for the year of assessment 2007.
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

Taxation of Dividends
     Except as discussed below with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your shares (other than certain pro rata distributions of shares or rights to subscribe for shares) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Singapore. Our shares are expected to be readily tradable on the NASDAQ Global Market, an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder’s tax basis in such shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. U.S. corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on shares.
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
Passive Foreign Investment Company Rules
     In general, we will be classified as a “passive foreign investment company” (“PFIC”) for any taxable year if either (i) at least 75 percent of our gross income is passive income or (ii) at least 50 percent of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. Based upon an analysis of our income and assets for the 2007 taxable year as reasonably approximated for purposes of applying the PFIC rules, we do not believe we should be classified as a PFIC for the 2007 taxable year. Whether we are classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of our cash, cash equivalents and short-term investments), and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, and gross income are subject to change from year to year. In January 2006, we acquired FunTown for cash (plus other consideration) and in between April 2006 and June 2007, we acquired control over a majority of the voting rights in T2CN, consideration for which mainly comprised cash. We will continue to investigate opportunities, which may give rise to the acquisition of additional businesses for cash, thereby reducing our cash or other investment assets. If we acquire additional businesses for cash, we may, in turn, mitigate our risk of being or becoming classified as a PFIC. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be classified a PFIC in the current or any future taxable year. Provided we are a PFIC for any taxable year during your holding period of our shares, the PFIC tax rules discussed below generally will apply in future years even if we cease to be a PFIC in subsequent years. U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
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
     As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are actively traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the Commission or the national market system established under the Securities and Exchange Act of 1934 (i.e., the NASDAQ Global Market). In addition, we believe that, based on the current level of trading activity of our shares on the NASDAQ Global Market, our shares should qualify as being actively traded, but no assurances may be given in this regard. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis of the shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of the shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.
     The “QEF Election”, which serves as a further alternative to the foregoing rules, is not available.
     If you own shares during any year that we are a PFIC, you must file an annual IRS Form 8621. In the case of investors who have held our Shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such shares (or any portion thereof), who have not previously determined to make a mark-to-market election, and who are now considering the making of a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing our Shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

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
     As of December 31, 2006, we had bank deposits of approximately US$0.3 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange loss of approximately US$0.2 million and unrealized foreign exchange gain of approximately US$17 thousand in 2006.
     As of December 31, 2006, we had available-for-sale marketable securities of approximately US$1.4 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. Changes in the value of these marketable securities resulting from movements in foreign exchange rates are reported in the separate component of shareholders’ equity until realized. As of December 31, 2006, unrealized foreign exchange gain for these marketable securities was approximately US$5 thousand.
Interest Rate Sensitivity
     Our exposure to interest rates relates primarily to our investments in marketable securities, and short-term loans. As of December 31, 2006, we had approximately US$13.8 million of investment in fixed-income or money market investment funds. These investments are subject to interest rate risk in that the value of their holdings in debt instruments will fall if market interest rates increase. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. As of December 31, 2006, we had approximately US$12.9 million of short-term loans, with a weighted average interest rate of approximately 2.48 percent. Increases in interest rates of the loans will increase our interest expenses. We have not entered into any interest rate swaps, caps or any hedge contracts to modify our exposure to interest rate fluctuations.
Other Market Risk
     We are also exposed to other market risk, which is mainly derived from our investments in Softstar, Infocomm Asia and RMC, as well as other investee companies and investment funds. Changes in the stock price, the performance or the net asset value of these companies and investment funds might have significant impact on our financial positions or operating results.
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
Management’s Annual Report on Internal Control Over Financial Reporting
     Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Frameworks. Based on our assessment and those criteria, our management has determined that our internal control over financial reporting as of December 31, 2006 was effective.
     As of December 31, 2006, with regards to the scope of our assessment, we excluded FunTown from our assessment of internal control over financial reporting because it was acquired in a business combination purchase during 2006. FunTown’s total assets, total revenues, and net income represent approximately US$54.5 million, US$18.7 million and US$5.5 million respectively, of our total assets, total revenues and net income in 2006. We also did not extend our assessment to UIM, which was consolidated based on FIN46(R), because we do not control UIM and do not have the right or authority to assess, modify or dictate its internal controls. The consolidation of UIM resulted in an increase in assets, liabilities, and revenues of approximately US$12.8 million, US$12.1 million and US$27.5 million, respectively, as of and for the year ended December 31, 2006. Accordingly, our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting do not extend to the disclosure controls and procedures and internal control over financial reporting of FunTown and UIM. However, our internal control is adequate to ensure that the financial information for such excluded businesses is reflected properly in our financial statements.
Attestation Report of the Registered Public Accounting Firm
     Our annual report does not include an attestation report of a registered public accounting firm regarding internal control over financial reporting, which is not required to be provided until the filing of our annual report for the financial year ended December 31, 2007. Nonetheless, in 2006, we requested our independent auditors to evaluate our internal controls over financial reporting, and there were no material weaknesses identified in our internal controls.
Changes in Internal Control Over Financial Reporting
     During the year ended December 31, 2006, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [Reserved]
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table summarizes the aggregate fees billed to us by GHP Horwath, P.C. during the fiscal years ended December 31, 2005 and 2006.

	Year Ended December 31,
	2005	2006
	(in US$)	(in US$)
Audit Fees	360,959	492,922
Audit-Related Fees	2,245	0
Tax Fees	11,967	32,515
Other Fees	0	0
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
D. Other Fees
     All other fees are fees billed for services provided by the principal accountant, other than the services reported as audit fees, audit-related fees and tax fees above. No other fees were billed during 2005 and 2006
E. Audit Committee Pre-Approval Policies and Procedures
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for fiscal year 2006 and the related information pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:
ITEM 19. EXHIBITS
EXHIBIT INDEX

1.1	Memorandum of Association of our Company*

1.2	Articles of Association of our Company*

1.3	Amended Memorandum and Articles of Association of our Company

4.1	Microsoft Commercial Internet System License Agreement between Hoshin GigaMedia Center Inc., dated April 1, 1998**

4.2	License Agreement between Portal Information Network, Inc. and Hoshin GigaMedia Center Inc., dated May 23, 1998**

4.3	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)**

4.4	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Everlasting Cable TV Co., dated June 16, 1999 (including English summary)**

4.5	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)**

4.6	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)**

4.7	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)**

4.8	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)**

4.9	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)**

4.10	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)**

4.11	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)**

4.12	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)**

4.13	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)**

4.14	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)**

4.15	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)**

4.16	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)**

4.17	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)**

4.18	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)**

4.19	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)**

4.20	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)**

4.21	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)**

4.22	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)**

4.23	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)**

4.24	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)**

4.25	Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999**

4.26	Shareholders’ Agreement among GigaMedia Limited and Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Limited, TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu, dated November 23, 1999**

4.27	Business Co-Operation Agreement among Hoshin GigaMedia Center, Inc. and Microsoft Corporation, dated November 1, 1999**

4.28	Strategic Alliance Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001***

4.29	Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin******

4.30	End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated April 1, 2004*******

4.31	Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV, Digital International Corporation, dated June 23, 2005*******

4.32	Put-Call Option Agreement between Hoshin GigaMedia Center, Inc. and JSDWAY Digital Technology Co. Ltd., dated December 21, 2005*

4.33	Assets Sale and Purchase Agreement among GigaMedia Limited, FunTown World Limited, Hoshin GigaMedia Center, Inc. and TWP Corporation, dated December 19, 2005*

4.34	Share Purchase Agreement between GigaMedia Limited and Nextbase International Limited, dated September 17, 2005*

4.35	Subscription Rights Agreement between Hoshin GigaMedia Center, Inc. Wretch Co., Ltd. and the shareholders of Wretch Co. Ltd, dated March 10, 2006*

4.36	Series A Preferred Share Purchase Agreement among T2CN Holding Limited, GigaMedia China Limited, and certain shareholders of T2CN, dated April 27, 2006*

4.37	Shareholders’ Agreement among T2CN Holding Limited and the Shareholders dated April 27, 2006*

4.38	Strategic Partnership Agreement between T2CN Holding Limited and GigaMedia China Limited, dated April 27, 2006*

4.39	Assets Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006*

4.40	Service Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006*

4.41	Second Amendment to the End User License Agreement between Internet Media Licensing Limited and Ultra Internet Media S.A., dated March 1, 2006*

4.42	Amended and Restated Shareholders’ Agreement between T2CN Holding Ltd., certain shareholders of T2CN, GigaMedia China Limited, Marvel City Investments Limited, Patriot Capital Limited, TAE LLC and Ant Bridge No. 2 Venture Capital Secondary Investment Limited Partnership, dated November 25, 2006

4.43	Share Purchase Agreement between GigaMedia China Limited, Newmargin T2CN Investment Ltd. and Shanghai Newmargin Venture Capital Co., Ltd dated January 1, 2007

4.44	Share Purchase Agreement between GigaMedia China Limited and Chengwei (China) Investment Company, Greg. Wei Gang Ye, and Jia Yi Wan, dated January 1, 2007

4.45	Share Purchase Agreement between GigaMedia China Limited and certain shareholders of T2CN, dated January 17, 2007

4.46	Share Purchase Agreement between GigaMedia China Limited, Shanghai Newmargin Venture Capital Co. Ltd. and Newmargin Happydigital Investment Partners Inc., dated January 1, 2007

4.47	Subscription Agreement between GigaMedia Asia Pacific Limited and Infocomm Asia Holdings Pte. Ltd., dated December 7, 2006

4.48	Termination Agreement between Hoshin GigaMedia Center Inc., Koos Broadband Telecom Co., Ltd, Wretch Co., Ltd and certain shareholders of Wretch Co., Ltd, dated December 12, 2006

4.49	License and Distribution Agreement between Dragongate Enterprises Limited and HanbitSoft Inc., dated December 13, 2006

4.50	Third Amendment to the End User License Agreement dated March 1, 2007, between Internet Media Licensing Limited and Ultra Internet Media, S.A.

4.51	Shareholders’ Agreement between GigaMedia Asia Pacific Limited, Management Capital International Ltd, Infocomm Investments Pte Ltd, Commerzbank Infocomm Segregated Portfolios, Global Star International Development Limited and Etherfast Pte Ltd, dated December 7, 2006.

4.52	Shareholders’ Agreement, between GigaMedia Asia Pacific Limited, Bodhi China and India Investments LLC, Etherfast Pte Ltd, Global Star International Development Limited, Commerzbank Infocomm Segregated Portfolio, Infocomm Investments Pte Ltd, Management Capital International Ltd and Infocomm Asia, dated February 2, 2007

4.53	2006 Equity Incentive Plan********

8.1	List of Subsidiaries*

11	Code of ethics adopted by the registrant on April 21, 2004, as amended on December 19, 2005*

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm

15.2	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm.

*	Filed with the Commission with the original 2005 annual report on Form 20-F of GigaMedia, Ltd. on June 28, 2006.

**	Incorporated by reference from our Registration Statement on Form F-1, file number 333-11416 filed with the Commission on February 2, 2000.

***	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 28, 2001.

******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2004.

*******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2005.

********	Incorporated by reference from our Registration Statement on Form S-8, file number 333-142963 filed with the Commission on May 15, 2007

+	Does not contain portions for which confidential treatment has been requested.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
GIGAMEDIA LIMITED

By:	/s/ Arthur Wang

Arthur Wang
Chief Executive Officer
Date: June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
GigaMedia Limited
     We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Notes 1 and 19 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
/s/GHP Horwath, P.C.
Denver, Colorado
April 23, 2007;
May 8, 2007 as to Note 25a;
and June 1, 2007 as to Note 25b

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
   of GigaMedia Limited:
     We have audited the accompanying consolidated statements of operations, of shareholders’ equity and of cash flows of GigaMedia Limited and its subsidiaries for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of GigaMedia Limited and its subsidiaries for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Pricewaterhouse Coopers
Taipei, Taiwan

     May 26, 2005, except as to the change in presentation basis for the discontinued operation as described in Note 1, which is as of December 9, 2005

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(in thousands )

	December 31
	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 8)	$41,731	$22,372
Marketable securities-current (Note 9)	20,404	13,816
Notes and accounts receivable-net (Note 10)	6,443	15,076
Inventories-net (Note 11)	58	123
Prepaid expenses (Note 22)	274	3,196
Restricted cash (Note 13)	—	2,697
Other receivable (Note 4)	1,231	6,268
Other current assets	63	628

Total Current Assets	70,204	64,176

Marketable securities-noncurrent (Note 12)	—	25,000

PROPERTY, PLANT AND EQUIPMENT
Land	676	682
Building	1,153	1,162
Information and communication equipment	20,647	18,200
Modems rented	2,085	2,010
Office furniture and fixtures	1,445	1,919
Transportation equipment	369	368
Leasehold improvements	1,841	2,157

	28,216	26,498
Less: Accumulated depreciation	(17,469)	(16,400)

	10,747	10,098

GOODWILL (Notes 5 and 6)	29,243	55,817

INTANGIBLE ASSETS-NET (Notes 5 and 7)	2,704	23,067

OTHER ASSETS
Deferred assets	91	217
Refundable deposits	500	838
Prepaid royalty (Note 22)	—	3,374
Other (Note 20)	30	32

Total Other Assets	621	4,461

TOTAL ASSETS	$113,519	$182,619

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2005 and 2006
(in thousands )

	December 31
	2005	2006
LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 14)	$—	$12,853
Notes and accounts payable	1,427	1,751
Accrued compensation	1,194	3,458
Accrued expenses	1,791	4,786
Other current liabilities (Note 15 and 20)	6,245	22,359

Total Current Liabilities	10,657	45,207

OTHER LIABILITIES
Refundable deposits	831	752
Accrued pension liabilities (Note 17)	819	434
Convertible notes (Note 16)	—	—
Others	—	605

Total Other Liabilities	1,650	1,791

Total Liabilities	12,307	46,998

MINORITY INTERESTS	564	1,534

COMMITMENTS AND CONTINGENCIES (Note 22)	—	—

SHAREHOLDERS’ EQUITY
Common shares, no par value, and additional paid-in capital; issued 50,344 thousand and 51,495 thousand shares on December 31, 2005 and 2006 (Note 18)	287,920	289,495
Accumulated deficit (Note 18)	(159,223)	(128,439)
Accumulated other comprehensive loss	(28,049)	(26,969)

Total Shareholders’ Equity	100,648	134,087

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$113,519	$182,619

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2005 and 2006
(in thousands except for earnings per share amounts)

	2004	2005	2006
OPERATING REVENUES
Software licensing and online entertainment revenues	$11,434	$22,511	$55,019
Online game revenues	—	—	18,692
Internet access and service revenues	21,303	21,589	20,537
Other revenues	107	87	44

Total	32,844	44,187	94,292

OPERATING COSTS
Cost of software licensing and online entertainment revenues	(1,592)	(3,327)	(7,824)
Cost of online game revenues	—	—	(3,667)
Cost of Internet access and service revenues	(13,873)	(13,568)	(11,449)
Cost of other revenues	(644)	(488)	(391)

	(16,109)	(17,383)	(23,331)

GROSS PROFIT	16,735	26,804	70,961

OPERATING EXPENSES
Product development and engineering expenses	(2,513)	(3,562)	(5,738)

Selling and marketing expenses	(6,310)	(10,777)	(30,123)
General and administrative expenses	(5,657)	(7,892)	(12,421)
Bad debt expenses	220	(207)	(715)

	(14,260)	(22,438)	(48,997)

INCOME FROM OPERATIONS	2,475	4,366	21,964

NON-OPERATING INCOME (EXPENSES)
Interest income	140	411	722
Gains on sales of marketable securities	1,230	850	2,189
Other-than-temporary impairment of marketable securities (Note 12)	(1,833)	—	—
Interest expense	(4)	—	(582)
Foreign exchange gain (loss)	(765)	151	(161)
Gain (loss) on disposal of property, plant and equipment	(44)	204	(37)
Gain on divestiture of business (Note 4)	—	—	7,668
Other (Note 16)	133	1,094	891

	(1,143)	2,710	10,690

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTERESTS	1,332	7,076	32,654

	2004	2005	2006
INCOME TAX BENEFIT (EXPENSES) (Note 20)	84	(436)	(1,549)

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS	1,416	6,640	31,105
MINORITY INTERESTS INCOME	(163)	(150)	(321)

INCOME FROM CONTINUING OPERATIONS	1,253	6,490	30,784

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	429	(154)	—

	$1,682	$6,336	$30,784

EARNINGS PER SHARE (Note 2)
Basic:
Income from continuing operations	$0.02	$0.13	$0.60
Income from discontinued operations	0.01	—	—

Net income	$0.03	$0.13	$0.60

Diluted:
Income from continuing operations	$0.02	$0.12	$0.51
Income from discontinued operations	0.01	—	—

Net income	$0.03	$0.12	$0.51

WEIGHTED AVERAGE SHARES USED TO COMPUTE
EARNINGS PER SHARE (Note 2)
Basic	50,154	50,312	50,921

Diluted	51,701	55,059	61,114

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2004, 2005 and 2006
(in thousands)

					Accumulated
	Common shares				other
	and additional paid-in			Accumulated	comprehensive
	capital		Warrant	deficit	income
	Shares	Amount	outstanding	(Note 18)	(loss)	Total
2004
Balance as of January 1, 2004	50,154	$239,004	$48,653	($167,241)	($30,053)	$90,363
Net income	—	—	—	1,682	—	1,682
Cancellation of warrant	—	48,653	(48,653)	—	—	—
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	(357)	(357)
Foreign currency translation adjustment	—	—	—	—	4,283	4,283

Total comprehensive income	—	—	—	—	—	5,608

Balance as of December 31, 2004	50,154	287,657	—	(165,559)	(26,127)	95,971
2005
Issuance of common shares for employee stock purchase plan	190	263	—	—	—	263
Net income	—	—	—	6,336	—	6,336
Components of other comprehensive income (loss):
Net unrealized loss on marketable securities	—	—	—	—	(333)	(333)
Foreign currency translation adjustment	—	—	—	—	(1,589)	(1,589)

Total comprehensive income	—	—	—	—	—	4,414

Balance as of December 31, 2005	50,344	287,920	—	(159,223)	(28,049)	100,648
2006
Issuance of common shares from exercise of stock options	1,151	1,265	—	—	—	1,265
Stock-based compensation	—	310	—	—	—	310
Net income	—	—	—	30,784	—	30,784
Components of other comprehensive income (loss):
Net unrealized gain on marketable securities	—	—	—	—	335	335
Adjustment to initially apply FAS 158	—	—	—	—	235	235
Foreign currency translation adjustment	—	—	—	—	510	510

Total comprehensive income	—	—	—	—	—	31,864

Balance as of December 31, 2006	51,495	$289,495	$—	($128,439)	($26,969)	$134,087

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006
(in thousands)

	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,682	$6,336	$30,784
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,675	4,203	3,167
Amortization	2,545	2,202	2,876
Stock-based compensation	—	—	310
Provision for bad debt expenses	247	307	715
Provision for (reversal of) inventory loss	(300)	507	36
Gain on divestiture of business	—	(911)	(7,668)
Loss on physical inventory	9	—	—
Loss (gain) on disposal of property, plant and equipment	106	(204)	37
Gain on sale of marketable securities	(1,230)	(958)	(2,189)
Premium from debt securities	—	(3)	(7)
Interest income from premium of convertible notes	—	—	(140)
Gain on early redemption of convertible notes	—	—	(625)
Transfer property, plant, and equipment, and deferred assets to expenses	—	—	34
Cash dividend to minority interest shareholders of variable interest entity	—	—	(100)
Minority interests income (loss)	481	(646)	321
Other-than-temporary impairment on marketable securities	1,833	—	—
Net changes in operating assets and liabilities:
Notes and accounts receivable	699	(2,193)	(5,723)
Inventories	(5,531)	3,186	(45)
Prepaid expenses	730	185	(2,422)
Other receivables	(236)	(695)	(62)
Other current assets	145	28	(376)
Notes and accounts payable	(4,089)	(1,371)	69
Accrued expenses	(924)	(1,177)	2,419
Accrued compensation	236	(18)	2,264
Other current liabilities	981	2,663	7,694
Accrued pension liabilities	309	62	(150)
Others	22	19	(1,776)

Net cash provided by operating activities	2,390	11,522	29,443

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	419	176	(2,697)
Proceeds from disposal of marketable securities	69,352	36,970	26,700
Divestiture of business, net of cash transferred	—	3,253	3,318
Purchase of property, plant and equipment	(2,587)	(2,652)	(2,716)
Proceeds from disposal of property, plant and equipment	415	949	8
Purchase of marketable securities	(60,834)	(20,184)	(42,509)
Purchase of intangible assets	(663)	(1,005)	(2,583)
Acquisitions, net of cash acquired	(32,797)	—	(26,760)
Decrease (increase) in refundable deposits	1,450	42	(197)
Increase (decrease) in other assets	1	(16)	(82)
Increase in deferred assets	(193)	(331)	(368)
Cash recognized on initial consolidation of variable interest entity	94	—	—

Net cash provided by (used in) investing activities	(25,343)	17,202	(47,886)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term loan	269	(284)	12,853
Redemption of convertible notes	—	—	(15,000)
Increase (decrease) in refundable deposits	125	268	(80)
Acquisition of minority interests	(238)	—	—

	2004	2005	2006
Cash received from the exercise of stock options	—	—	1,265
Issuance of common shares for employee stock purchase plan	—	263	—

Net cash provided by (used in) financing activities	156	247	(962)

Exchange difference	736	(473)	46

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(22,061)	28,498	(19,359)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,294	13,233	41,731

CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,233	$41,731	$22,372

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$7	$—	$581

Income tax paid during the year	$9	$323	$455

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Unrealized holding gain (loss) on available-for-sale securities	($357)	($333)	$335

Issuance of convertible notes as acquisition consideration	—	—	$15,000

Adjustment to acquisition purchase price	—	—	$5,000

Divestiture of business	—	—	$4,966

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
NOTE 1. BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business Overview
GigaMedia Limited (referred to herein as GigaMedia, our Company, we, us, or our) is a major provider of online entertainment software and services, with headquarters in Taipei, Taiwan. We are a holding company and through several subsidiaries develop and license software for online entertainment, operate a leading casual game portal, and provide broadband Internet access.
In April 2004, we acquired a software developer and support service business through Cambridge Entertainment Software Limited (“CESL”). CESL develops software for online entertainment services. As a software developer and support service provider, CESL offers software solutions for online entertainment, which it licenses under a software license and support service contract.
In January 2006, we acquired from TWP Corporation, which is a subsidiary of Acer, Inc., an online casual game business marketed under the brand FunTown (“FunTown”). FunTown is a leading Asian online casual game portal.
We also operate a broadband Internet service provider (“ISP”) via our subsidiary Hoshin GigaMedia Center, Inc. (“Hoshin GigaMedia”), which provides Internet access service with multiple delivery technologies to consumers in Taiwan. Our access products consist of ADSL, which business we sold in May 2006 (see Note 4, “Divestitures,” for additional information), and cable modem offerings. Hoshin GigaMedia’s subsidiary, Koos Broadband Telecom Co., Ltd. (“KBT”), provides broadband services to corporate subscribers in Taiwan.
Basis of Presentation
On September 29, 2005, we sold our legacy land-based music distribution business to Nextbase International Limited. (See Note 4, “Divestitures,” for additional information.) The music distribution business has been accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (GAAP) and, therefore, the results of operations of the music distribution business have been removed from our Company’s results of continuing operations for all periods.
Principles of Consolidation

The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of a variable-interest entity (“VIE”) as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) (“FIN 46(R)”) are included in the Consolidated Financial Statements. (See Note 3, “Variable-Interest Entity.”) The accounting policy for other investments in securities is described in Note 1 within “Marketable Securities.”
Reporting Currency and Foreign Currency Translation
The Consolidated Financial Statements of our Company and our subsidiaries have historically been reported in New Taiwan (“NT”) dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency as operations denominated in the U.S. dollar have represented an increasing portion of our business following the acquisition of our Company’s entertainment software business. (See Note 5, “Acquisitions.”) As a result of this change, we recorded cumulative translation adjustments to other comprehensive income. Cumulative translation adjustments in 2004, 2005, and 2006 were $27 million, $28 million, and $28 million, respectively, and financial information has been translated into U.S. dollars for all periods presented. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income in shareholders’ equity. Gains and losses on foreign currency transactions are included in other income and expenses.
Exchange rates between the U.S. dollar and the NT dollar for the periods reported in the Consolidated Financial Statements were as follows:

	2004	2005	2006
Year-end	31.71	32.85	32.60
Weighted average	33.41	32.19	32.54
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the Consolidated Financial Statements and accompanying notes. Actual results could differ significantly from those estimates.
Revenue Recognition
General
Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.
Multiple-Element Arrangement
Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance (e.g. leased cable modems and Internet access-related equipment solutions which are subject to Statement of Financial Accounting Standards (FAS) No. 13, “Accounting for Leases,” (“FAS 13”) (see, “Internet Access and Service Revenue” and “Other Revenues”), online entertainment software that is subject to the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” (“SOP 97-2”) (see “Software Licensing and Online Entertainment Revenues,” below)), whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance. All other deliverables in multiple-element arrangements are accounted for in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”).
In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.
Software Licensing and Online Entertainment Revenues
Software licensing and online entertainment revenues are related to software we develop and license and support services we provide for use within the online entertainment industry.

Under the provisions of FIN 46(R), the results of a software licensee of our Company, Ultra Internet Media (“UIM”), for the nine months ended December 31, 2004, and for the years ended December 31, 2005 and 2006 have been incorporated into our Consolidated Financial Statements. UIM and GigaMedia are separately owned. (See Note 3, “Variable-Interest Entity,” for additional information.) Our software licensing and support service revenues are based upon a percentage of gross receipts generated by UIM’s online gaming operations, and are recognized monthly. Software licensing and support service revenues we receive from providing such services to UIM have been eliminated in consolidation.
Multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers are accounted for in accordance with SOP 97-2. UIM generates revenue by providing and promoting online games of skill and chance that are available on its free download gaming software. UIM’s online gaming service is inseparable from the software element involved and UIM does not sell each element separately. UIM’s online gaming service does not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform, which revenues we incorporate in our financials in accordance with FIN 46(R), are recognized at the time games are played and are net of player winnings. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds. Transaction fee revenues derived from UIM’s online multi-player poker platform are recognized as services are provided. Residual expenses and commissions are charged to expenses as incurred.
Online Game Revenues
Online game revenues are related to our online casual game business in Asia.
Online game revenues are collected through the sale of online game points, pre-paid cards, and game packs. Virtual online game points are sold directly to end-users who can make the payments through credit cards or channel partners such as telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of online game points, physical cards and game packs, net of sales discounts, are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game services by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with our published game points expiration policy.
Revenue recognized on the sales of virtual online game points is reported on a gross basis, which includes service fees paid to channel partners for payment processing. Fixed percentage fees retained by channel partners for payment processing related to our online game services are recognized as cost of online game revenues.
Internet Access and Service Revenues
Internet access and service revenues include revenues derived from cable modem Internet access services, ADSL Internet access service business, which we sold in May 2006 (see Note 4, “Divestitures,” for additional information), Internet access services to corporate customers, IP bandwidth services to cable operators which enable them to offer their own cable modem services, and Internet access-related service, including non-refundable activation fees, billing and consulting services, and other value-added services.
Cable modem, ADSL, and corporate revenues are recorded net of discounts, and in the case of our cable modem and corporate services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between our Company and our cable partners. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as other current liabilities on our balance sheet and amortize such revenues over the subscription period. Revenues related to provision of bandwidth to cable operators are recognized either on the basis of revenue sharing from cable operators, or on the basis of the subscriber numbers, or by the level of bandwidth usage. Non-refundable activation fees are combined with our Company’s Internet access revenues as a single unit of accounting. Since the activation fees are not in exchange for services performed that represent the culmination of a separate earnings process, such fees are deferred in accordance with the Staff Accounting Bulletin Topic 13 “Revenues Recognition”. As part of our Internet access-related services, our Company also provides a variety of value-added services, including billing, consulting, co-location, and VPN services to corporate customers, and premium mail, Web storage space, and online photo albums, to retail customers. The value-added services are not bundled together as a group of services within one contract, nor are they bundled with any of our Company’s broadband access services.
All the Internet access and service revenues are recognized on a straight-line basis over the subscription period or for the period in which the service is performed if no significant Company obligations remain and collection of the receivables is reasonably assured.
Our Company also provides cable modem equipment and Internet access-related equipment solutions to our subscribers on an operating lease basis. The rental service is bundled with the access service contract. Pursuant to EITF 00-21 and FAS 13, the contract considerations are allocated among/between the FAS 13 deliverable and non-FAS 13 deliverable(s) based on their relative fair values. For the leased cable modem, the amounts attributable to the rental elements are negligible and rental revenue is recognized over the same period as the access service is rendered. Our Company therefore does not allocate the FAS 13 deliverable separately from the total contract considerations. For leased Internet access related equipment solutions, the FAS 13 element is separated from the contract considerations and reported under the caption, “Other Revenues.”
Other Revenues
Other revenues consist of sales of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers of our Company’s Internet access and service business, and are recognized when products are delivered or services are provided.
Discontinued Operations
For 2004 and 2005, a portion of our Company’s revenues were generated from retail sales of music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded videocassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenues from these retail sales were recognized at the point of sale to the consumer, at which time payment was tendered. Our Company’s policy was to not accept sales refunds or exchanges.
We disposed of our music distribution business in September 2005, and as a result have classified the income from these revenue-generating activities as part of discontinued operations. (See Note 4, “Divestitures,” for additional information.)
Deferred Revenues
Deferred revenues consist of the prepaid fees related to our online games business, and the advance payment receipts related to Internet access services.

Prepaid fees related to our online games business are recognized as revenues upon the actual usage of the playing time or in-game services by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with our published game points expiration policy.
The advanced payment receipts related to Internet access services are deferred and amortized over the relevant subscription period.
Operation Costs
Cost of sales consists primarily of online entertainment and online game processing costs, online game royalties, production costs for prepaid game cards, amortization of intangible assets, customer service department costs for our online game and Internet access businesses, Internet access engineering costs, Internet access bandwidth costs, and depreciation, maintenance and other overhead expenses directly attributable to the provision of software licensing and online entertainment, online game, and Internet access services revenues.
Fair Value of Financial Instruments
Our Company’s financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, short-term debt and accrued liabilities are carried at amounts which approximate their fair values.
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.
Marketable Securities
All of our Company’s investments in marketable securities are classified as available-for-sale. Marketable securities included in current assets represent securities with a maturity of less than one year or securities that management intends to sell within one year. Securities classified as noncurrent include securities that have a maturity of more than one year or securities that management does not intend to sell within one year. Marketable securities principally consist of debt securities and equity securities of public and privately held companies and investment funds. Debt securities and equity securities of public held companies, and investment funds are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized. Equity investments in non-publicly traded companies are primarily accounted for using the cost method. Unrealized losses that are considered other-than-temporary are included in the current year’s operations. Realized gains and losses, measured against weighted-average cost, are also included in the current year’s operations.
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
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to items as follows:

Item	Years
Buildings	50
Information and communication equipment	2 to 5
Modems rented	3 to 5
Office furniture and equipment	3 to 5
Transportation equipment	3 to 5
Leasehold improvements	5
Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.
Intangible Assets and Goodwill
Our Company’s intangible assets with definite lives are being amortized by the straight-line method over their estimated useful lives, ranging from two to 10 years. Our Company’s intangible assets with an indefinite useful life are not amortized. The recoverability of intangible assets is evaluated periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.
In conjunction with the implementation of FAS No. 142, “Goodwill and Other Intangible Assets,” (“FAS 142”), all goodwill, including goodwill related to acquisitions prior to July 1, 2002, is no longer amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives has been evaluated using the specific guidance provided by FAS 142. This impairment analysis has been performed at least annually, or whenever events or changes in circumstances indicate that the carrying value might not be recoverable from related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a component of income (loss) from operations.
Impairment of Long-Lived Assets
Potential impairment of long-lived assets other than goodwill has been evaluated using the guidance provided by FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“FAS 144”). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

Software Cost
We recognize costs to develop our online entertainment and online game products in accordance with FAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” As such, costs are capitalized after technological feasibility has been established, until such time when product is available for general release to customers. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expense. Capitalized amounts are amortized using the straight-line method, which is applied over periods ranging from three to five years. Periodic reviews are performed to ensure that unamortized software costs remain recoverable from future revenue.
Product Development and Engineering
Research, product development and engineering costs consist primarily of compensation, depreciation, and amortization, and are expensed as incurred.
Advertising
Advertising costs are expensed as incurred. Advertising costs incurred in 2004, 2005 and 2006 totaled $1.4 million, $915 thousand and $6.6 million, respectively (including amounts of $83 thousand, and $93 thousand, reported in discontinued operations in 2004 and 2005, respectively).
Stock-Based Compensation
Prior to January 1, 2006, we elected to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”), as interpreted, with pro-forma disclosures of net income (loss) and earnings (loss) per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based Compensation,” (“FAS 123”) were used. Had our Company determined the stock-based compensation expense for our stock options based upon the fair-value as determined by the Black-Scholes option-pricing model at the grant date for the years ended December 31, 2004 and 2005, our net income (loss) and earnings (loss) per share would have been as the following pro-forma amounts indicate:

(in US$ thousands,	Years Ended December 31,
except per share figures)	2004	2005
Net income (loss)

As reported	$1,682	$6,336
Less: Stock compensation expense, net of related tax effects	(3,421)	(1,951)

Pro-forma	$(1,739)	$4,385

Earnings (loss)per share:
As reported — basic	$0.03	$0.13
As reported — diluted	0.03	0.12
Pro-forma — basic	(0.03)	0.09
Pro-forma — diluted	(0.03)	0.08

(See Note 19, “Share-Based Compensation,” for the assumptions and methodology used to determine the fair value of stock-based compensation.)
For the year ended December 31, 2004, pro-forma diluted loss per share included only weighted-average common shares outstanding as the inclusion of additional potential common shares would have been anti-dilutive since we incurred a pro-forma net loss for 2004.
Effective January 1, 2006, we adopted the fair value recognition provisions of FAS No. 123(R), “Share-Based Payment” (“FAS 123(R)”), using the modified prospective method and therefore have not restated results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provision of FAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006, is based on the grant date fair value estimated in accordance with the provision of FAS 123(R). FAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. In connection with the adoption of FAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the graded-vesting method to the straight-line method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the graded-vesting method, while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 are recognized using the straight-line method. Because our Company had not recorded any compensation cost in our Statement of Operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of FAS 123(R) and the valuation of share-based payments for public companies. We have applied the provision of SAB 107 in our adoption of FAS 123(R). (See Note 19, “Share-based Compensation,” for additional information.)
Retirement Plan and Net Periodic Pension Cost
Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. Effective December 31, 2006, our Company adopted the provisions of FAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans — An Amendment of FASB Statements Nos. 87, 88, 106, and 132(R),” (“FAS 158”). FAS 158 requires the recognition of the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the Consolidated Balance Sheets. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits, to be recognized on the Consolidated Balance Sheets as a component of other comprehensive income (loss). The provisions of FAS 158 were adopted pursuant to the transition provisions therein. (See Note 17 “Pension Benefits,” for additional information, including the incremental effect of the adoption on our Consolidated Financial Statements.)
Under our defined contribution pension plan, net periodic pension cost is recognized as incurred.
Comprehensive Income (Loss)
Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances, excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is recorded as a component of shareholders’ equity.

Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, unrealized gains and losses on marketable securities, unrecognized actuarial gains or losses, and unrecognized transition assets or obligations arising from the adoption of FAS 158.
Accounting for Income Taxes
We have adopted FAS No. 109, “Accounting for Income Taxes,” (“FAS 109”). Under FAS 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.
Earnings (Loss) Per Share
We compute earnings (loss) per share in accordance with FAS No. 128, “Earnings Per Share,” (“FAS 128”). Under the provisions of FAS 128, basic earnings or loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and share-based compensation and the assumed conversion of convertible debt, are included in the computation of diluted earnings or loss per share to the extent such shares are dilutive.
Minority Interest
Minority interest consists of 100 percent of the common stock of UIM held by outside shareholders. UIM was deemed a VIE as defined by FIN 46(R) and our Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), we have incorporated the results of UIM into our 2004, 2005 and 2006 Consolidated Financial Statements, even though we own none of UIM’s equity. (See Note 3, “Variable-Interest Entity,” for more information.)
Beginning in December 2006, minority interest also includes 30 percent of the common stock of Dragongate Enterprises Limited (“Dragongate Enterprises”). 30 percent of the common stock of Dragongate Enterprises is held by an outside shareholder, Cyber Gateway Pte Ltd (Cyber Gateway), which is 100 percent owned by Infocomm Asia Holdings Pte Ltd (“Infocomm Asia”). We also own 500,000 voting preferred shares of Infocomm Asia. (See Note 12, “Marketable Securities — Noncurrent,” for additional information.)
Prior to the sale of the music distribution business on September 29, 2005, minority interest also included 41.42 percent of the common stock of G-Music Limited held by outside shareholders; subsequent to the divestiture of G-Music Limited, related minority interest income is included in discontinued operations.
Reclassification
The presentation of certain prior years’ information has been reclassified to conform with current year presentations.

Recent Accounting Pronouncements
In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets — an Amendment of FASB Statement SFAS No. 140,” (“FAS 156”). FAS 156 simplifies the accounting for loan servicing rights and the financial instruments used to hedge risks associated with those rights. FAS 156 requires that servicing rights be valued initially at fair value, and subsequently accounted for at either fair value, or amortized over the economic life of the related lease. The provisions of FAS 156 will be effective for fiscal years beginning after September 15, 2006. The adoption of FAS 156 is not expected to have a material impact on our Consolidated Financial Statements.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 will be effective for fiscal years beginning after December 15, 2006. We are in the process of determining what effect, if any, the adoption of FIN 48 will have on our Consolidated Financial Statements.
In September 2006, the SEC released Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”), which provided the Staff’s view regarding the process of quantifying financial statement misstatements. SAB 108 requires an entity to quantify misstatements using both a balance sheet and income statement approach to determine if a misstatement is material. Our Company adopted SAB 108 in fiscal 2006, and it did not have a material effect on our Consolidated Financial Statements.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measures,” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of determining what effect, if any, the adoption of FAS No. 157 will have on our Consolidated Financial Statements.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities,” (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for fiscal years beginning after November 15, 2007. We are in the process of determining what effect, if any, the adoption of FAS No. 159 will have on our Consolidated Financial Statements.

NOTE 2. EARNINGS (LOSS) PER SHARE

	For the years end December 31,
(in US$ thousands, except per share figures)	2004	2005	2006
Weighted average outstanding shares
Basic	50,154	50,312	50,921
Effect of dilutive securities
Employee share-based compensation	1,547	4,747	7,509
Convertible notes	—	—	2,684

Diluted	51,701	55,059	61,114

Earnings Per Share — Basic
Income from continuing operations	$1,253	$6,490	$30,784
Income (loss) from discontinued operations, net of taxes	429	(154)	—

Net income	$1,682	$6,336	$30,784

Earnings per share
Continuing operations	$0.02	$0.13	$0.60
Discontinued operations	0.01	—	—

	$0.03	$0.13	$0.60

Earnings Per Share — Diluted
Income from continuing operations	$1,253	$6,490	$30,784
Interest charges associated with convertible notes	—	—	288

Income from continuing operations after assumed conversion of convertible notes	1,253	6,490	31,072

Income (loss) from discontinued operations, net of taxes	429	(154)	—

Net income after assumed conversion of convertible notes	$1,682	$6,336	$31,072

Earnings per share
Continuing operations	$0.02	$0.12	$0.51
Discontinued operations	0.01	—	—

	$0.03	$0.12	$0.51

NOTE 3. VARIABLE-INTEREST ENTITY
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
The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46. In April of 2004, our Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s entertainment software operations. The contract allows for us to charge a percentage of UIM gross receipts resulting from UIM’s online entertainment operations. The percentage of gross receipts varies depending upon the software and support services provided to UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we were and continue to be a primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our 2004, 2005, and 2006 Consolidated Financial Statements, even though we own none of UIM’s equity, and recorded goodwill arising from the consolidation of UIM totaling $209 thousand. UIM’s net assets as of December 31, 2005 and 2006 were approximately $564 thousand and $784 thousand, respectively. The consolidation of UIM resulted in increases in assets and liabilities of approximately $3.5 million and $2.9 million, respectively, in 2005, and $12.8 million and $12.1 million, respectively, in 2006.
NOTE 4. DIVESTITURES
Divestiture – Music Distribution Business
In September 2005, we completed the sale of our land-based music distribution business. The transaction price, net of transaction costs, was $5.02 million. The cash proceeds, net of transaction costs and cash transferred, was $3.25 million. Results for the music distribution operations are reported as discontinued operations in 2004 and 2005. In 2005, such amount was negative $154 thousand, which included an after-tax loss from music distribution business, net of minority interest, of $1.07 million and a gain on the sale of the business of $911 thousand. (See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies” – “Basis of Presentation,” for additional information.)
Summarized select financial information for discontinued operations is as follows:

(in US$ thousands)	2004	2005
Revenue	$66,975	$37,907

Income (loss) before tax and minority interest income	$752	$(1,861)

Income tax (benefit)/expense	$5	$(1)

Minority interest income (loss)	$318	$(796)

Income (loss) from discontinued operations	$429	$(154)

Major classes of assets and liabilities which comprised the music distribution business at the date of disposal, September 29, 2005, included the following:

(in US$ thousands)
Cash (including restricted cash)	$3,098
Accounts receivable	1,842
Inventory	6,679
Other current assets	683
Property and equipment	1,666
Intangible assets	4,689
Other assets	1,553

Total assets	$20,210

Accounts payable	$11,239
Other liabilities	1,945

Total liabilities	$13,184

Divestiture – ADSL Business
In May 2006, we sold our ADSL Internet access and service business to Webs-TV Digital International Corporation (“Webs-TV”). The total transaction price of approximately $18.1 million consisted of a cash payment of approximately $8.9 million related to the purchase of the ADSL business, and a cash payment of approximately $9.2 million related to the provision of certain agreed upon services, including bandwidth, billing, and consulting services, and the right to use GigaMedia’s ADSL brand for a period of five years. (See Note 22, “Commitments and Contingencies,” for additional information.) Cash proceeds in 2006 from the sale of the ADSL business, net of transaction costs and VAT, were approximately $3.3 million, and cash proceeds to be received in 2007 related to the sale, net of VAT, will be approximately $5.0 million. Such cash to be received in 2007 related to the sale is included in other receivables.
Our results of continuing operations in 2006 included a pre-tax one-time gain from the sale of the ADSL business of $7.7 million, which was recorded in non-operating income. The ADSL business does not qualify under FAS 144 as a component that may be reported as discontinued operations since the operations and cash flows of our ADSL business cannot be clearly distinguished operationally and for financial reporting purposes from the rest of our ISP business. Therefore, we have not reported the sale of our ADSL business as discontinued operations.
NOTE 5. ACQUISITIONS
Acquisition – FunTown
On January 2, 2006, GigaMedia acquired, through Hoshin GigaMedia, certain assets and liabilities of FunTown from TWP Corporation. The total purchase price of approximately $43 million consisted of a cash payment of approximately $27.2 million and convertible notes in the aggregate principal amount of $15.0 million with a yield to maturity of 0 percent per annum excluding any contingent interest, representing a valuation premium of $756 thousand as determined by a third-party valuation. Direct transaction costs amounting to approximately $110 thousand were included as part of the acquisition cost. The convertible notes were issued on January 1, 2006 by our Company to TWP Corporation, in the aggregate principal amount of approximately NT$494 million ($15.0 million) with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009 and were convertible into 4,794,323 shares of our common stock at $3.1287 per share. (The conversion price was subject to adjustment for stock dividends, stock splits, reverse stock splits, recapitalizations, mergers, and other dilutions.) On January 1, 2006, we pledged our share holdings in Hoshin GigaMedia as collateral for the convertible notes. These convertible notes were fully redeemed in July and September, 2006. (See Note 16, “Convertible Notes,” for more information.)
The transaction also included an incentive in the form of an additional amount to be paid by GigaMedia on April 1, 2007, which amount was to be determined based on the increase of adjusted pre-tax income of FunTown in 2006 as compared to 2005 as follows:
(i)	If the increase in 2006 was 30 percent or more, an additional payment of $5 million;

(ii)	If the increase in 2006 was 15 percent or above but less than 30 percent, a reduced incentive payment;

(iii)	If the increase in 2006 was less than 15 percent, no additional payment.
Adjusted pre-tax income of FunTown includes certain pre-agreed upon non-GAAP adjustments to the GAAP pre-tax income. At December 31, 2006, we accrued an additional payment of $5 million since the adjusted pre-tax income of FunTown in 2006 increased more than 30 percent as compared to 2005.

In connection with the acquisition, including the incentive payment, we recorded goodwill of $26.6 million, which was assigned to our online game segment. Such goodwill amount is deductible for tax purposes. In 2006, we have elected not to deduct the goodwill amortization. Upon the closing of the acquisition on January 2, 2006, results of FunTown’s operations were included in our Consolidated Financial Statements under the online games business. The identified intangible assets are being amortized on a straight-line basis over their useful lives and the overall weighted-average life is 7.47 years.
The total purchase price allocation of the acquisition, including the incentive payment, is shown as follows:

	Amortization life	Original	Price	Total
(in US$ thousands)	(in years)	amount	adjustment	allocation
Cash acquired		$463	$—	$463
Accounts receivable		3,626	—	3,626
Other current assets		106	—	106
Fixed assets / non-current assets		628	—	628
Intangible assets		—
Trade name and trademark	N/A	10,795	—	10,795
Customer relationships	9	5,546	—	5,546
Completed technology	7	2,301	—	2,301
Self-developed software	5	1,534	—	1,534
Others	5	73	—	73
Goodwill	N/A	21,409	5,000	26,409

Total assets acquired		46,481	5,000	51,481

Current liabilities		(3,501)	—	(3,501)
Noncurrent liabilities		(1)	—	(1)

Total liabilities assumed		(3,502)	—	(3,502)

Total purchase price		$42,979	$5,000	$47,979

The following unaudited pro-forma information presents a summary of the results of operations of our Company as of December 31, 2005 as if the acquisition had occurred on January 1, 2005.

Year ended
(in US$ thousands,	December 31, 2005
except per share figures)	Unaudited
Net revenue	$61,219
Income from operations	8,949
Net income	11,279
Basic earnings per share	0.22
Diluted earnings per share	0.20
The above unaudited pro-forma financial information includes adjustments for interest expense associated with the convertible notes, amortization and depreciation of identified assets.
Acquisition — CESL
On April 1, 2004, GigaMedia acquired, through GigaMedia International Limited (“GMIL”), a wholly-owned subsidiary of our Company, all of the issued and outstanding shares of Grand Virtual, Inc. and selected affiliates in a private transaction for an all-cash consideration of $32.5 million, excluding related transaction costs. Subsequent to the acquisition, GMIL was renamed Cambridge Entertainment Software Limited. CESL is a software developer and support service provider. CESL develops software for online entertainment services. As a software developer and support service provider, CESL offers software solutions for online entertainment, which it licenses under a software license and support service contract. The acquisition of CESL strengthened our Company’s online entertainment product portfolio and revenue base. CESL’s software provides GigaMedia a secure, scalable technology platform that can be used to provide a range of entertainment services and develop highly efficient business models. These factors, among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. As a result, we recorded goodwill of $29.4 million, which was assigned to the entertainment software segment and is non-deductible for tax purposes.
Upon the closing of the acquisition, results of operations of CESL were included in our Consolidated Financial Statements under the entertainment software business. The identified intangible assets are being amortized on a straight-line basis over their useful lives and the overall weighted-average life is 3.85 years.
In 2005, our Company recorded a decrease in deferred tax liabilities with a corresponding offset in goodwill totaling $364 thousand.
The purchase price allocation of the acquisition was shown as follows:

	Amortization life	Original		Total
(in US$ thousands)	(in years)	amount	Price adjustment	allocation
Cash acquired		$21	$—	$21
Accounts receivable		1,186	—	1,186
Other current assets		127	—	127
Fixed assets / non-current assets		450	—	450
Intangible assets
Completed technology	3	1,300	—	1,300
Trade name and trademark	10	700	—	700
Non-competition agreement	5	200	—	200
Others	2-4	373	—	373
Goodwill	N/A	29,398	(364)	29,034

Total assets acquired		33,755	(364)	33,391

Current liabilities		(573)	—	(573)
Noncurrent liabilities		(364)	364	—

Total liabilities assumed		(937)	364	(573)

Total purchase price		$32,818	$—	$32,818

The following unaudited pro-forma information presents a summary of the results of operations of our Company as of December 31, 2004 as if the acquisition had occurred on January 1, 2004.

Year ended December 31
(in US$ thousands,	2004
except per share figures)	Unaudited
Net revenue	$102,668
Income (loss) from operations	4,440
Net income (loss)	3,103
Basic earnings (loss) per share	0.06
Diluted earnings (loss) per share	0.06

The above unaudited pro-forma financial information includes adjustments for the amortization and depreciation of identified assets.
NOTE 6. GOODWILL

	Software
	licensing and
	online
(in US$ thousands)	entertainment	Online game	Total
Balance as of December 31, 2004	$29,607	$—	$29,607
Post-acquisition adjustment	(364)	—	(364)

Balance as of December 31, 2005	29,243	—	29,243

Acquisition	—	21,409	21,409
Post-acquisition adjustment	—	5,000	5,000
Translation adjustment	—	165	165

Balance as of December 31, 2006	$29,243	$26,574	$55,817

Goodwill is tested annually for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is an operating segment, or a component of an operating segment, as defined in FAS 142. No impairment of goodwill has been identified during 2004, 2005, and 2006.
NOTE 7. INTANGIBLE ASSETS — NET
The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2005
	Gross carrying	Accumulated
(in US$ thousands)	amount	amortization	Net
Completed technology	$1,300	$(758)	$542
Trade name trademark and non-competition agreement	900	(193)	707
Capitalized software cost	2,155	(753)	1,402
Other	66	(13)	53

Total	$4,421	$(1,717)	$2,704

	December 31, 2006
	Gross carrying	Accumulated
(in US$ thousands)	amount	amortization	Net
Completed technology	$3,619	$(1,523)	$2,096
Trade name trademark and non-competition agreement	11,841	(307)	11,534
Capitalized software cost	6,333	(1,910)	4,423
Customer relationships	5,589	(621)	4,968
Other	66	(20)	46

Total	$27,448	$(4,381)	$23,067

We amortize the cost of intangible assets over their estimated useful lives. Intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented.
For the years ended December 31, 2004, 2005 and 2006, total amortization expense of intangible assets were $1.5 million, $1.8 million, and $2.7 million, respectively (including amounts of $941 thousand and $732 thousand reported in discontinued operations in 2004 and 2005, respectively), which included respective amortization of capitalized software costs of $191 thousand, $473 thousand, and $1.2 million. As of December 31, 2006, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Amount
(in US$ thousands)
2007	$2,860
2008	2,321
2009	1,944
2010	1,637
2011	1,035

$9,797

NOTE 8. CASH AND CASH EQUIVALENTS

	December 31,
(in US$ thousands)	2005	2006
Checking and savings accounts	$36,831	$22,372
Time deposits	4,900	—

Total	$41,731	$22,372

NOTE 9. MARKETABLE SECURITIES – CURRENT

	December 31,
	2005		2006
		Percentage		Percentage
(in US$ thousands)	Amount	held	Amount	held
Available-for-sale securities
Debt securities due within one year	$4,957	—	$—	—
Open-end funds	12,655	—	13,816	—
Equity Securities — Gamania Digital
Entertainment Co., Ltd. (“Gamania”)	2,792	3.34	—	—

Total	$20,404		$13,816

All of our Company’s marketable securities — current are classified as available-for-sale. As of December 31, 2005 and 2006, the balances of unrealized gains for marketable securities — current were $276 and $610 thousand, respectively. During 2004, 2005 and 2006, realized gains from disposal of marketable securities — current amounted to $351 thousand, $850 thousand, and $2.2 million, respectively. On December 31, 2004, the market price of Gamania shares had been below our carrying cost for an extended period of time; therefore, we recorded an other-than-temporary loss of $1.8 million.
There is no unrealized loss for marketable securities — current at December 31, 2006. The following table summarizes the unrealized losses and fair value of our investments with unrealized losses that were not deemed to be other-than-temporarily impaired at December 31, 2005:

	Less than 12 months
(in US$ thousands)	Fair Value	Unrealized Losses
Debt securities
Freddie Mac N1206	$4,957	$(36)

The unrealized losses on the debt securities were primarily caused by an increase in interest rates, which were higher at December 31, 2005 than when we purchased the debt securities. We expected that these unrealized losses were not other-than-temporary, and had the intent and ability to hold these securities with unrealized losses until a recovery of fair value. In 2006, our debt securities matured, repayment was made at maturity value, and we recorded no loss.
On December 21, 2005, our Company entered into a put-call option agreement with an independent third party JSDWAY Digital Technology Co., Ltd., (“JSDWAY”) regarding the purchase and sale of shares of Gamania owned by us. From the period December 21, 2005 to December 21, 2006, we granted JSDWAY an option to buy, at NT$18.70 per share, a total of 4,905,000 common shares of Gamania owned by our Company, and JSDWAY granted us an option to sell to JSDWAY, at NT$18.70 per share, the Gamania shares owned by our Company. JSDWAY also provided a deposit to our Company to guarantee fulfillment of its payment obligations under the aforementioned agreement. Due to this arrangement with JSDWAY, the Gamania securities had been classified as marketable securities – current and marked to market at NT$18.70 per share.
On December 4, 2006, our Company entered into a termination agreement with JSDWAY to terminate the put-call option agreement regarding the purchase and sale of shares of Gamania. We then sold all of our Gamania shares in the public market in December 2006, which resulted in gains of $2.1 million. (See Note 21, “Related-Party Transactions,” for additional information.)

NOTE 10. NOTES AND ACCOUNTS RECEIVABLE – NET

	December 31,
(in US$ thousands)	2005	2006
Notes and accounts receivable	$8,127	$16,971
Less: Allowance for doubtful accounts	(1,684)	(1,895)

Net	$6,443	$15,076

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
Allowance for doubtful accounts
Balance at beginning of year	$1,731	$2,050	$1,684
Acquisition	—	—	163
Additions: Bad debt expenses	247	203	715
Less: Write-offs	(73)	—	(681)
Divestiture — Music distribution business	—	(489)	—
Translation adjustment	145	(80)	14

Balance at end of year	$2,050	$1,684	$1,895

NOTE 11. INVENTORIES — NET

	December 31,
(in US$ thousands)	2005	2006
Cable modems	$100	$142
Merchandise	12	20

Subtotal	112	162
Less: Allowance for inventory market value decline and obsolescence	(54)	(39)

Total	$58	$123

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
Allowance for inventory market value decline and obsolescence
Balance at beginning of year	$2,080	$1,912	$54
Additions: Charges for (reversal of) obsolete items	(300)	33	36
Reductions: Written-off allowance for inventory market value decline and obsolescence	—	(1,554)	(53)
Divestiture — Music distribution business	—	(298)	—
Translation adjustment	132	(39)	2

Balance at end of year	$1,912	$54	$39

NOTE 12. MARKETABLE SECURITIES – NONCURRENT

	December 31,
	2005		2006
		Percentage		Percentage
(in US$ thousands)	Amount	held	Amount	held
Equity Securities:
T2CN Holding Limited (“T2CN”)	$—	—	$15,000	13.41
Infocomm Asia Holdings Pte Ltd. (“Infocomm Asia”)	—	—	10,000	32.26
Rock Mobile (Cayman) Corporation (“RMC”)	—	1.04	—	0.88

Total	$—		$25,000

All of our Company’s marketable securities — noncurrent are classified as available-for-sale. All of which are privately held companies and are accounted for using the cost method.
T2CN
On April 27, 2006, our Company entered into a strategic investment agreement with T2CN, an online casual sports game operator in China, pursuant to which GigaMedia made an investment of $15 million to acquire 7,500,000 voting preferred shares convertible into 7,500,000 common shares, or an approximately 19.02 percent interest in T2CN. We also obtained the right to elect one member to the board of directors and certain veto rights in the management of T2CN.
The convertible preferred shares have an initial liquidation preference equal to 1.2 times the original investment plus compound annual interest of 15 percent, are entitled to receive cumulative dividends, at 8 percent per annum on the aggregate nominal value of ordinary shares into which the preferred shares may be converted, and are redeemable at their original issue price starting December 31, 2009.
The preferred shares are convertible into T2CN common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon the closing of a qualified public offering or the election of the holders of at least 50 percent of the outstanding preferred shares. The embedded conversion options of the preferred shares do not meet the definition of derivative instruments under FAS 133 “Accounting for Derivatives Instruments and Hedging Activities,” (“FAS 133”) and are not bifurcated from the preferred share investment.

In connection with the acquisition of T2CN preferred shares, our Company provided T2CN’s key shareholders, representing 52.92 percent ownership interest, an option to sell their common shares to us within two years from the closing of the strategic investment agreement. The agreed upon put price per share was equal to 8.65 times the net operating income per share, subject to certain adjustments. Such put price can be settled in cash or GigaMedia’s shares. We have evaluated the terms of the put option and determined that the fair value of such put option is immaterial. (See Note 22, “Commitments and Contingencies,” for related disclosure.)
We have applied the guidance provided in EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investment Other Than Common Stock,” (“EITF 02-14”) to determine whether our preferred share investments are in substance common shares which should be accounted for under the equity method. Given that our preferred shares have substantive liquidation preferences over those of T2CN’s common shares, we have accounted for our preferred share investment in T2CN under the cost method.
We assessed potential impairment of our T2CN investment, and concluded that no write-down was required as of December 31, 2006.
Infocomm Asia
On December 7, 2006, our Company entered into a subscription agreement with Infocomm Asia, an online game operator based in Singapore. Pursuant to the terms of the agreement, we have invested $10 million in Infocomm Asia and obtained 500,000 voting preferred shares convertible into an approximate 32.26 percent holding in Infocomm Asia’s common shares, making our Company the largest shareholder of Infocomm Asia on an as converted basis. We also obtained one board seat on Infocomm Asia’s board of directors.
The convertible preferred shares have an initial liquidation preference which equals the subscription price of $10 million, are entitled to receive cumulative dividends, at 8 percent per annum, and are redeemable within five years of their issuance date. The redemption amount is the preferred share issuing cost plus interest accrued at the rate of 10 percent per annum.
One preferred share is convertible into one common share of Infocomm Asia, subject to certain adjustments and limitations, and shall be automatically converted into the common shares of Infocomm Asia upon the closing of a qualified public offering or the election of the holders of at least 70 percent of the same class of outstanding preferred shares. The embedded conversion options of the preferred shares do not meet the definition of derivative instruments under FAS 133, and are not bifurcated from the preferred shares investment.
We have applied the guidance provided in EITF 02-14 to determine whether our preferred share investments are in substance common shares which should be accounted for under the equity method. Given that our preferred shares have substantive liquidation preferences over those of Infocomm Asia’s common shares, we have accounted for our preferred share investment in Infocomm Asia under the cost method.
We assessed potential impairment of our Infocomm Asia investment, and concluded that no write-down was required as of December 31, 2006.

RMC
On December 31, 2005, we exchanged all of our 3,000,000 Rock Internet Corporation (“RIC”) shares for 646,859 ordinary shares, or a 1.04 percent shareholding of RMC, a company headquartered in Mainland China that provides music-related digital entertainment content and services through mobile networks and telecommunication devices. RIC had a 24.02 percent effective beneficial shareholding in RMC before the share exchange. As of December 31, 2006, we held an approximate 0.88 percent direct shareholding in RMC. Our shareholding in RMC was diluted in 2006 as a result of RMC’s new share issuance during the year. In 2002 and 2003, this investment was considered impaired due to the downturn in the music industry and the significant operating losses incurred by RIC, and the investment balance was written down to $0.
The share exchange was entered into without a change of interest in substance. In accordance with FASB Technical Bulletin No. 85-5, we account for our ownership in RMC after the exchange based on its existing carrying cost of $0.
NOTE 13. RESTRICTED CASH
Restricted cash recorded in current assets as of December 31, 2006 consisted of the following:

(in US$ thousands)
Restricted cash — current assets Time deposit pledged to China Trust Commercial Bank as a guarantee for bank loan	$2,697

As of December 31, 2005, we had no restricted cash.
NOTE 14. SHORT-TERM LOANS

(in US$ thousands)		Range of		December 31,
Name	Nature	interest rate	Due Date	2006
China Trust Commercial Bank	Unsecured loans	2.35%~2.45%	Mar. 10, 2007	$6,135
China Trust Commercial Bank	Secured loans	1.735%~1.865%	Mar. 10, 2007	2,117
Taishin International Bank	Secured loans	2.90%~2.95%	Sept. 30, 2007	4,601

				$12,853

*	As of December 31, 2006, the weighted-average interest rate on total short-term loans was 2.48 percent.
We pledged time deposits of $2.7 million, and a net value of land and buildings of $1.7 million as collateral for secured bank loans as of December 31, 2006.

NOTE 15. OTHER CURRENT LIABILITIES

	December 31,
(in US$ thousands)	2005	2006
Player account balances	$2,087	$9,527
Deferred revenue	2,434	3,222
Incentive payment for FunTown acquisition (See Note 5, “Acquisitions”)	—	5,000
Other	1,724	4,610

Total	$6,245	$22,359

NOTE 16. CONVERTIBLE NOTES
On January 1, 2006 we issued convertible notes, in relation to the acquisition of FunTown, to TWP Corporation in the aggregate principal amount of approximately NT$494 million ($15.0 million) with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009. These notes were convertible into 4,794,323 shares of our common stock at $3.1287 per share. (The conversion price is subject to adjustment for stock dividends, stock splits, reserve stock splits, recapitalizations, mergers, and other dilutions.) On January 1, 2006, we pledged our share holdings in Hoshin GigaMedia as collateral for the notes. Under the agreement, GigaMedia had an option to redeem the convertible notes, in whole or in part, within the first twelve months after the issue date, together with the accrued interest at 5 percent per annum.
On July 6, 2006, our Company repurchased a portion of convertible notes from TWP Corporation with an aggregate face value of NT$380 million (approximately $11.5 million) and related accrued interest, resulting in a gain of approximately $487 thousand. On September 4, 2006, we repurchased the remainder of our convertible notes, with an aggregate face value of approximately NT$113.7 million (approximately $3.5 million) and related accrued interest, resulting in a gain of approximately $138 thousand. The gain realized from the retirement of these convertible notes was included in other non-operating income. The pledge of our shareholdings in Hoshin GigaMedia was released upon the repurchase.
NOTE 17. PENSION BENEFITS
Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.
Defined Benefit Pension Plan
Effective December 31, 2006, we adopted FAS 158. (See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies.”) The following table presents the incremental effect of applying FAS 158 on our Consolidated Balance Sheets:

	Before		After
(in US$ thousands)	Application of		Application of
At December 31, 2006:	FAS No. 158	Adjustments*	FAS No. 158
Other assets	$90	$(58)	$32

Total assets	182,677	(58)	$182,619

Accrued pension liabilities	727	(293)	$434

Total liabilities	47,291	(293)	$46,998

Accumulated other comprehensive loss	(27,204)	235	$(26,969)

Total stockholders’ equity	133,852	235	$134,087

*	Adjustments are primarily comprised of previously unrecognized gains/(losses) and transition obligations.
We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on years of service and average salaries or wages for the six months prior to approved retirement.
We use a December 31 measurement date for our defined benefit pension plan. The following tables set forth the actuarial assumptions of our defined benefit pension plan:

(in US$ thousands)	2005	2006
Change in benefit obligation
Benefit obligation at beginning of year	$941	$449
Divestitures of music distribution business	(328)	—
Service cost	88	12
Interest cost	21	16
Plan participants’ contribution	—	—
Actuarial gain	(255)	103
Curtailment	—	(42)
Benefits paid	—	—
Exchange diff.	(18)	3

Benefit obligation at end of year	$449	$541

(in US$ thousands)	2005	2006
Change in plan assets
Fair value of plan assets at beginning of year	$—	$50
Actual return on plan assets	—	2
Employer contribution	—	83
Plan participants’ contributions	49	—
Benefit paid	—	—

Fair value of plan assets at end of year	$49	$135

Accumulated benefit obligation	$(364)	$(443)

(in US$ thousands)
Funded status	$(399)	$(406)
Unrecognized net actuarial gain	(461)	NA
Unrecognized prior service cost	—	NA
Unrecognized transition obligation	82	NA

Net amount recognized	$(778)	NA

Amounts recognized in our Consolidated Balance Sheets consisted of the following:

	Pension Benefits
(in US$ thousands)	2005	2006
Accrued benefit cost	$(811)	$(406)
Deferred pension cost (other assets)	33	NA
Accumulated other comprehensive income	—	(235)

Net amount recognized	$(778)	NA

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2005 was as follows:

(in US$ thousands)
Projected benefit obligation	$(449)
Accumulated benefit obligation	(364)
Fair value of plan assets	49
The net periodic benefit cost for the plans included the following components:

(in US$ thousands)	2004	2005	2006
Service cost	$249	$88	$12
Interest cost	39	21	16
Expected return on plan assets	—	—	(4)
Amortization of transition obligation	8	4	4
Amortization of prior service cost	28	—	—
Amortization of net (gain) loss	(15)	(20)	(47)

Net periodic benefit cost	$309	$93	$(19)

Curtailment loss (gain)	$—	$—	$(42)

Assumptions
Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
Discount rate	3.50%	3.50%	2.75%
Rate of return on plan assets	N/A	3.50%	2.75%
Rate of compensation increase	3.00%	1.00%	1.00%
Discount rate. The discount rate assumptions used for defined benefit plan accounting reflect the rates of return on high-quality, fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in such bonds, the market yields (at the balance sheet date) on government bonds are used. For our defined benefit plan in Taiwan, markets for high-quality, long-term bonds are not generally as well developed, and the government owned Central Trust of China is the only funding vehicle for statutory pension scheme. Therefore, the yield of government issued bonds and the interest rate from the Central Trust of China are often used as the benchmark for developing the discount rate, with adjustment made to take into consideration the differences in maturities.
Rate of return on plan assets. The rate of return on plan assets is determined by using the interest rate from the Central Trust of China as a base. All of our pension assets are deposited and managed by the government owned Central Trust of China. Under R.O.C. regulations, government authorities collect the cash contribution from companies as a Labor Retirement Fund and determine asset allocations and investment policy. Participants are guaranteed to receive a minimum rate of return not lower than the interest rate of two-year term time deposits from the Central Trust of China.
Rate of compensation increase. The rate of compensation increases is determined by our Company, based upon our actual rate of compensation increase during a year, and the long-term plans for such increases.
Starting July 1, 2005, we have contributed an amount equal to 2 percent of the salaries and wages paid to our employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case, we make payments from internal funds as payments become due. We maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $71 thousand to our pension fund in 2007. The benefits expected to be paid from 2007 through 2011 are $0, and in aggregate from 2012 to 2016 are $53 thousand.
Defined Contribution Pension Plan
Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company set up a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of the employees’ salaries and wages paid each month to the employees’ individual pension accounts at the Bureau of Labor Insurance. Benefits accrued are portable upon termination of service. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.
We have also provided a defined contribution plan for employees located in North America. Participants under the age of 50 are allowed to defer up to $10 thousand of their annual compensation to the plan, whereas participants over the age of 50 are allowed to defer up to $12.5 thousand annually. Our Company contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100 percent of the amount deferred by the employee.
The defined contribution expenses pursuant to the plans in Taiwan and North America for the years ended December 31, 2004, 2005, and 2006 were $42 thousand, $216 thousand, and $496 thousand, respectively.
NOTE 18. SHAREHOLDERS’ EQUITY
Effective January 30, 2006, Singapore law was amended to eliminate the concept of par value and authorized shares. As a result, our Balance Sheets and Shareholders’ Equity Statements presentation have been revised accordingly. As of December 31, 2006, our Company had 51,495,156 common shares issued and outstanding.
In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2005 and 2006, the legal reserves of Hoshin GigaMedia, which represent a component of our accumulated deficits, were $339 thousand, and $526 thousand, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
NOTE 19. SHARE-BASED COMPENSATION
Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123(R), using the modified prospective transition method and therefore we have not restated prior periods’ results. Under this transition method, stock-based compensation expense for 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). FAS 123(R) requires companies to estimate the fair value of shared-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. In connection with the adoption of FAS 123(R), we changed our method of attributing the value of stock-based compensation that we record to expense from the graded-vesting method to the straight-line method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the graded-vesting method while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line method. As share-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. We estimated the forfeiture rate for 2006 based on our historical experience. In our Company’s pro-forma information required under FAS 123 for the years prior to 2006, our Company accounted for forfeitures as they occurred.
The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statement of Operations:

(in US$ thousands)	2006
Cost of Internet access and services revenues	$20
Product development & engineering expenses	127
Selling and marketing expenses	67
General and administrative expenses	96

Pre-tax stock-based compensation expense	310
Income tax benefit	60

Total stock-based compensation expense	$250

There were no significant capitalized stock-based compensation costs at December 31, 2006.
Summarized below are the general terms of our stock-based compensation plans.
2002 Share Option Plan
At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.
In August 2004, options to purchase three million shares of our common stock were granted and exercisable upon granting at an exercise price of $0.79 pursuant to the 2002 Plan. Through the end of 2006, no option had been exercised or cancelled. The maximum contractual term under the 2002 Plan is approximately 10 years. Termination of employment will not affect the rights to exercise vested options. The expiration date of the options is June 29, 2014.
2004 Share Purchase Plan
At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the “2004 ESPP”) under which up to two million common shares of our Company have been reserved for issuance. Pursuant to the 2004 ESPP, we have offered our shares to qualified employees at favorable conditions and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by us or our subsidiaries and the customary employment shall be no less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately $1.39 per share.
2004 Share Option Plan
At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.
In August 2004, options to purchase 5,462,530 shares of our Company’s common stock were granted at an exercise price of $0.79 pursuant to the 2004 Plan. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 3,863,888 options were vested and exercisable upon granting. By the end of 2006, 95,000 options had been cancelled, 389,000 options had been exercised, and the number of outstanding options under the first vesting schedule was 3,379,888 options. In accordance with the terms of the second vesting schedule, 1,598,642 options were granted, of which 399,663 options were vested and exercisable upon granting. The remaining 1,198,979 options are vested 399,661 options per year from the grant date. By the end of 2006, 309,229 options had been cancelled, 559,655 options had been exercised, and the number of outstanding options under the second vesting schedule was 729,758 options.
In May 2005, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of $1.45. In accordance with the terms of the vesting schedule, 25,000 options were vested and exercisable upon granting. The remaining 75,000 options are vested 25,000 options per year from the grant date. By the end of 2006, no such option had been exercised or cancelled.
In December 2005, options to purchase 1,805,655 shares of our Company’s common stock were granted at an exercise price of $2.55. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 1,570,655 options were vested and exercisable upon granting. By the end of 2006, 23,000 options had been cancelled, 202,859 options had been exercised under the first vesting schedule. In accordance with the terms of the second vesting schedule, 94,000 options are vested and exercisable in December 2007. The remaining 141,000 options are vested and exercisable in December 2008. By the end of 2006, no such option under the second vesting schedule had been exercised or cancelled.
The maximum contractual term under the 2004 Plan is 10 years. Termination of employment will not affect the rights to exercise vested options. Unvested options will be cancelled upon termination of employment. All options granted under the 2004 Plan expire on June 29, 2014.

2006 Equity Incentive Plan
At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan.
In December 2006, we granted 115,000 restricted stock units (“RSUs”) to employees of our Company. These RSUs were subject to two schedules for the lapsing of restrictions on transfer. 25,000 RSUs are subject to the terms of the first lapsing schedule, under which the restrictions on transfer shall lapse with respect to the first 33 percent of the RSUs upon granting with the remaining 67 percent of the RSUs vesting over a two-year period so long as the employee is employed by or providing services to our Company. 90,000 RSUs are subject to the terms of the second lapsing schedule, under which the restrictions on transfer shall lapse over a three-year period, beginning April 1, 2007 so long as the employee is employed by or providing services to our Company.
The maximum contractual term under the 2006 Plan is 10 years. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.
All options and RSUs are expected to be settled by issuing new shares.
Options
No options were exercised before 2005. In 2006, 1,151,514 options were exercised, and cash received from the exercise of stock options was $1.3 million, which resulted in no significant tax benefit realized on a consolidated basis.
The impact resulting from our adoption of FAS 123(R) to our 2006 Consolidated Financial Statements for income before income taxes and net income was $(310) thousand, and $(250) thousand, respectively. The impact on basic and diluted earnings per share for 2006 was $(0.005) and $(0.004) per share, respectively.
There were no stock-based compensation expenses recorded in 2004 and 2005 as all options were granted to employees at prices in excess of the common stock market price at the date of grant.
Prior to adoption of SFAS 123(R), our Company used the Black-Scholes formula to estimate the value of stock options granted to employees. We continue to use this option valuation model following our adoption of FAS 123(R). There is no stock options granted in 2006 and the following summarizes the weighted-average assumptions in the model:

For the years ended December 31,	2004	2005	2006
Option term (years)	3.35	3.35	3.35
Volatility	92.94%	85.74%	85.74%
Risk-free interest rate	2.92%	3.17%	3.17%
Dividend yield	0%	0%	0%
Weighted-average fair value of option granted	0.45	0.56	0.56
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. For options granted prior to December 31, 2004, an analysis of historical volatility was used to develop the estimate of expected volatility. However, with the divestiture of our land-based music distribution business in 2005, we do not believe historical stock price volatility is representative of our future stock trends. Therefore, for options granted during 2005, we applied the concept of “mean-reversion tendency” and excluded the period during which the divested business accounted for the majority of volatility for the estimate of expected volatility, which was calculated by weight-averaging the adjusted historical volatility of GigaMedia and the average mean volatility of our Company’s peer groups.
Risk-free interest rate. The risk-free interest rate is based on three-year U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.
Option and grant transactions during the last three years are summarized as follows:

	2004		2005		2006
							Weighted-	Aggregate
	Weighted	No.of	Weighted	No.of	Weighted	No.of	Average	Intrinsic
	Avg.	Shares	Avg.	Shares	Avg.	Shares	Remaining	Value
	Exercise	(in	Exercise	(in	Exercise	(in	Contractual	(in
	Price	thousands)	Price	thousands)	Price	thousands)	Term	thousands)
Balance at January 1,	$23.50	473	$2.00	8,844	$1.11	10,000
Options granted	0.79	8,463	2.49	1,905	—	0
Options exercised	—	—	—	—	1	(1,152)
Options Forfeited/canceled /expired	0.79	(92)	15.13	(749)	1.48	(59)

Balance at December 31,	$2.00	8,844	$1.11	10,000	$1.11	8,789	7.49	$76,083

Exercisable at December 31,	$2.18	7,737	$1.09	9,170	$1.08	8,318	7.49	$72,285

Vested and expected to vest at December 31, 2006					$1.11	8,783	7.49	$76,029

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2006 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders and all option holders had they exercised their options on December 31, 2006. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2004, 2005, and 2006 were $0, $0, and $8.8 million, respectively.
The following table sets forth information about stock options outstanding at December 31, 2006:

	Options outstanding		Options currently exercisable
		Weighted average
Range of	No. of Shares	remaining	Weighted average	No. of Shares
exercise price	(in thousands)	contractual life	exercise price	(in thousands)
$0.79	7,109	7.49 years	$0.79	6,910
$1.45	100	7.49 years	$1.45	63
$2.55	1,580	7.49 years	$2.55	1,345

	8,789			8,318

RSUs
Nonvested RSUs as of December 31, 2006 and unit movement during 2006 were as follows:

	Number of units	Weighted-average
	(in thousands)	grant date fair value
Nonvested at December 31, 2005	—	—
Granted	115	$9.81
Vested	(8)	$9.81
Forfeited	—	—

Nonvested at December 31, 2006	107	$9.81

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the year ended December 31, 2006 was $1.1 million. The total fair value of RSUs vested during the year ended December 31, 2006 was $81 thousand.
As of December 31, 2006, there was $960 thousand of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 2.25 years. Our Company received no cash from employees as a result of employees vesting and the release of RSUs.
NOTE 20. INCOME TAXES

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
Income (loss) from continuing operations before income taxes
U.S. operations	$(4,392)	$516	$865
Non-U.S. operations	5,724	6,560	31,789

Total income (loss) from continuing operations before income taxes	$1,332	$7,076	$32,654

Income tax provision (benefit) from continuing operations by geographic operation is as follows:

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
U.S. operations	$(88)	$304	$366
Non-U.S. operations	4	132	1,183

	$(84)	$436	$1,549

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
U.S. federal

Current	$7	$233	$266
Deferred	(19)	17	8

	(12)	250	274

U.S. state and local:

Current	12	60	90
Deferred	(88)	(6)	2

	(76)	54	92

Non — U.S.:

Current	4	132	1,199
Deferred	—	—	(16)

	4	132	1,183

Total income tax provisions (benefit)	$(84)	$436	$1,549

A reconciliation of our continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
Federal statutory rate	34.00%	34.00%	34.00%
State and local — net of federal tax benefit	6.27%	6.91%	6.78%
Foreign tax differential	(9.00%)	(15.91%)	(8.28%)
Valuation allowance for deferred tax assets	(25.00%)	(25.00%)	(25.00%)
Other	(12.58%)	6.16%	(2.76%)

Effective rate	(6.31%)	6.16%	4.74%

The provision for income taxes attributable to discontinued operations is as follows:

	For the years ended December 31,
(in US$ thousands)	2004	2005
Provision on income from discontinued operations	$5	$(1)

Provision on gain on disposal of discontinued operations	$—	$—

Significant components of our deferred tax assets and liabilities consisted of the following:

	December 31,
(in US$ thousands)	2005	2006
Deferred tax assets:
Net operating loss carryforwards	$9,458	$3,082
Unrealized foreign exchange (gain) loss	3	(1)
Allowance for inventory market value decline and obsolete items	14	10
Allowance for doubtful accounts	400	397
Pension expense	197	162
Investment credits	175	104
Property, plant & equipment	149	272
Others	—	21

	10,396	4,047
Less: valuation allowance	$(10,396)	$(4,032)

Deferred tax assets — net	$—	$15

	December 31,
(in US$ thousands)	2005	2006
Deferred tax liabilities:
Depreciation and amortization	$11	$39
Others	(5)	(43)

Deferred tax liabilities — net	$6	$(4)

	For the years ended December 31,
(in US$ thousands)	2004	2005	2006
Valuation allowance:
Balance at beginning of year	$21,316	$22,499	$10,396
Additions: charged to (realization of) valuation allowance	(336)	(5,863)	(6,443)
Divestiture	—	(5,405)
Exchange difference	1,519	(835)	79

Balance at end of year	$22,499	$10,396	$4,032

We do not believe that sufficient objective, positive evidence currently exists to conclude that realization of deferred tax assets is more likely than not since our Internet access and service operations face slow market growth and strong market competition. As a result, we have provided a valuation allowance covering substantially all of the deferred tax assets arising from our Internet access and service operations in Taiwan.
In 2005 and 2006, we applied for investment tax credits and research and development tax credits.
As at December 31, 2006, we had net operating loss carryforwards of approximately $12.3 million and $84 thousand, arising from our Internet access and service operations in Taiwan and from our online games business in Hong Kong, respectively. Currently, net operating losses can be carried forward for five years in Taiwan and infinitely in Hong Kong. A breakdown of the expiration of GigaMedia’s net operating loss carryforwards is as follows:

(in US$ thousands)
Year incurred	Amount	Expiring year
2002	$8,533	2007
2003	3,463	2008
2004	273	2009
2006	84	Infinity

Total	$12,353

NOTE 21. RELATED-PARTY TRANSACTIONS
In the course of operating our business, we provide Internet access services to, or source services from, our Company’s business partners. These partners include companies in which we hold an interest, and companies with which members of our board, senior managers of our Company, and our major shareholders or beneficial owners are associated. Business with such companies was not material from the viewpoint of our Company.
Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.
The former chairman of China Trust Commercial Bank, who resigned from China Trust Commercial Bank in 2006, was considered to be a beneficial owner of our Company stock in 2005 and 2006, and was a director in 2005. As of December 31, 2005 and 2006, we had deposits in China Trust Commercial Bank, in the amount of $31.7 million, and $4.0 million (including $2.7 million in restricted cash), respectively. As of December 31, 2006, we had short-term loans in the amount of $8.3 million, bearing interest ranging from 1.735 percent to 2.45 percent, due to China Trust Commercial Bank. (See Note 14, “Short-term Loans.”)
We own 500,000 voting preferred shares of Infocomm Asia and we are entitled to nominate one board member on Infocomm Asia’s board of directors. As of December 31, 2006, we had a receivable due from Cyber Gateway, which is 100 percent owned by Infocomm Asia, totalling $750 thousand. This receivable is associated with our joint venture with Cyber Gateway in Dragongate Enterprises, and is included in other receivables.
In December 2006, we resigned from the board of directors of Gamania. Following our resignation from such board, we sold in the public market all of our Gamania shares, which resulted in gains of $2.1 million. (See Note 9, “Marketable Securities – Current,” for additional information.)
NOTE 22. COMMITMENTS AND CONTINGENCIES
(a) Operating Leases
We lease certain offices under lease agreements that expire at various dates through 2011. One of the lease agreements, which expires in 2008, provides for a three-year renewal option; two of them, which both expire in 2010, provide for a 10-year renewal option. The following is a schedule of future minimum lease payments required under these operating leases, as of December 31, 2006:

Amount
Year	(in US$ thousands)
2007	$1,876
2008	873
2009	534
2010	538
2011	65
Rental expense for the above operating leases amounted to $7.1 million, $5.3 million and $2.5 million for the years ended December 31, 2004, 2005 and 2006, respectively (including rental expense amounts of $5.9 million, and $3.4 million reported in discontinued operations in 2004 and 2005, respectively).
(b) Webs-TV Services Related Commitment

In May 2006, our Company entered into an assets purchase and sale agreement and a service agreement with Webs-TV to sell GigaMedia’s ADSL business and provide agreed upon services. The sale of the ADSL business was completed in 2006; consideration in the sale consisted of a cash payment of approximately $8.9 million. The payment term for the sale proceeds is from May 2006 to July 2007. (Please see Note 4, “Divestitures,” for additional information.) In addition to purchasing the ADSL business from GigaMedia, Webs-TV also purchased agreed upon services such as bandwidth, consulting, and other support services that run through December 31, 2007, as well as the right to use GigaMedia’s ADSL brand for five years. The sale of such services and the right to use our brand name was an all cash transaction with a total price of approximately $9.2 million. The payment term for fees derived from the agreed upon services and the right to use GigaMedia’s ADSL brand is from May 2006 to February 2008.
(c) HanbitSoft Inc. License and Distribution Agreement
In December 2006, our Company entered into a license and distribution agreement with HanbitSoft Inc. (“HBS”) to acquire a license to publish and distribute in certain territories in Asia an online game entitled “Hellgate: London.” In accordance with the agreement, we paid to HBS a non-recoupable license fee of $2.5 million in December 2006 and recorded current and non-current prepaid royalties in the amount of approximately $417 thousand and approximately $2.1 million, respectively. In addition, we are required to pay a non-refundable minimum guarantee against royalties in the amount of $6.5 million based on the following schedule:
(i)	$2.5 million during the 12-month period immediately following the commercial release date, which shall be paid to HBS on the earlier of either March 31, 2007 or the launch date in the territory (this amount was paid on March 30, 2007);

(ii)	$2 million during the second 12-month period following the commercial release date;

(iii)	$2 million during the third 12-month period following the commercial release date.
As of December 31, 2006, we recorded an initial payment of $2.5 million related to the minimum guarantee, as current and non-current prepaid royalties in the amounts of $1.25 million and $1.25 million respectively. The remaining payments totaling $4 million are contingent upon the commercial release in the territory and have not been recorded as of December 31, 2006.
GigaMedia has also committed to support related marketing, promotion and advertising activities. The minimum marketing expenditure shall be not less than $10 million based on the following schedule:
(i)	For the period from the agreement date to the commercial release date, a sum of not less than $5 million;

(ii)	For the remaining period after the commercial release date, a sum of not less than $5 million.
(d) World Series of MahJong Partnership Agreement
In December 2006, our Company entered into a partnership agreement with the World MahJong Organization to serve as the exclusive co-host of the World Series of MahJong for five years. GigaMedia and the World MahJong Organization will together establish and operate a series of regional qualifying tournaments in Asia, Europe and North America, culminating in the grand finale, the World MahJong Championship. Under the agreement, GigaMedia has agreed to spend no less than $1 million in sponsorship fees in 2007, of which $200 thousand are to be paid to the World MahJong Organization as licensing expense for the World Series of MahJong. As of December 31, 2006, we had paid $150 thousand to the World MahJong Organization, and recorded such payment in current prepaid expenses.

Pursuant to the agreement, the World MahJong Organization authorizes GigaMedia as the exclusive software developer of online MahJong games that follow the International Mahjong Competition Rules. GigaMedia plans to construct an online platform to provide coaching tips on the International Mahjong Competition Rules and certification of official player rankings.
(e) T2CN Put Option
In connection with the acquisition of T2CN preferred shares on April 27, 2006, our Company provided T2CN’s key shareholders, representing 52.92 percent ownership interest, an option to sell their common shares to us within two years from the closing of the strategic investment agreement. The put price per share agreed upon was equal to 8.65 times the net operating income per share, subject to certain adjustments. Such put price can be settled in cash or GigaMedia’s shares. We have evaluated the terms of the put option and determined that the fair value of such put option is immaterial.
(f) Contingencies
We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 23, “Litigation,” for additional information.)
NOTE 23. LITIGATION
In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against our Company in connection with the initial public offering of our stock.
The complaint alleged that we violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion. Discovery in the actions commenced.
In June 2004, the plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement include: 1) the insurers of the issuers will provide an undertaking to guarantee that plaintiffs will recover a total of $1 billion; 2) the insurers will pay up to $15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants. That is, if plaintiffs are successful in recovering more than $1 billion from the underwriters, the issuer defendants will not be obligated to pay any additional amounts. If the plaintiffs recover less than $1 billion from the underwriters, the insurers will pay the deficit between $1 billion and the amount received from the underwriters.
On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. In July 2005, the settling parties reached agreement and submitted modifications to the settlement agreement in accordance with the court’s opinion.

The underwriter defendants are not part of the settlement between the issuers and the plaintiffs. The underwriter defendants have continued to defend the action and discovery has proceeded. In April 2006, plaintiffs and JPMorgan Chase & Co., one of the underwriter defendants, announced that they had signed a memorandum of understanding (the “JPMorgan Chase MOU”) to settle the action for approximately $425 million. This proposed settlement does not include the other underwriter defendants.
On April 24, 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which is subject to the court’s approval. As of this date, the court has not issued its ruling.
On June 23, 2006 and October 12, 2006, the court held meetings with the legal counsels involved in the case to discuss the proposed settlement. Subsequent to these meetings, the parties submitted an amendment to the Issuers’ Settlement, which included the following terms: (1) waiving insurers’ rights under the settlement agreement to recoup notice and defense cost, which is likely to exceed $60 million; and (2) waiving 50 percent of the amount of the JPMorgan Chase MOU ($425 million) which would operate as an offset to the $1 billion guarantee. These changes were designed to address potential problems that the judge may have had with the proposed settlement.
On December 5, 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification of a litigation class in that portion of the case between the plaintiffs and the underwriter defendants. Because the Second Circuit’s opinion was directed to the class certification by the District Court for the plaintiffs’ litigation against the underwriter defendants, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement is unclear.
On December 15, 2006, the District Court held a conference with all counsel in the IPO Securities Class Action to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement and the JPMorganChase MOU, pending further decisions from the Second Circuit.
On January 5, 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On January 24, 2007, the Second Circuit entered an order instructing the underwriter defendants to submit a brief in response to the Petition. On February 7, 2007, the underwriter defendants filed a brief in opposition to the Petition. On April 6, 2007, the Second Circuit rendered its decision which denied the Petition. On April 23, 2007, the District Court held a conference in which the following issues were discussed: 1) Class Certification: The plaintiffs are considering a new class definition, which is regarded as a priority by the District Court. 2) Tolling Agreement: The plaintiffs requested tolling agreements for class members in the focus cases from the underwriters. If the underwriters do not agree to toll the plaintiffs’ claims, the plaintiffs may file individual actions. In such case, the underwriters may want to have these claims arbitrated. 3) Settlements: The District Court indicated that the issuers settlement cannot stand in its present form, and any further discussions on the settlement between the issuers and the plaintiffs should depend on the plaintiffs’ new proposed class definition. 4) Discovery: The stay of discovery is continuing and will be addressed by the District Court at the next conference.
Neither we, nor our legal counsel, are able to assess the likelihood of the outcome, nor can we determine the amount or range of potential loss, if any. We had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. According to the insurance policy, our Company is required to pay a $500 thousand deductible. We recorded a provision of $500 thousand in 2003, representing our deductible amount, related to these claims. In 2005, our legal counsel advised that it is unlikely that we will have to pay any remaining, unused portion of our deductible with respect to the claims. Accordingly, we reversed the provision of $500 thousand in 2005. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.
NOTE 24. SEGMENT INFORMATION
Segment data
Subsequent to the sale of the music distribution business in 2005, we realigned our reportable business segments. In compliance with FAS 131 “Disclosures about Segments of an Enterprise and Related Information,” we have identified reportable segments: a software licensing and online entertainment business segment, an online games business segment, and an Internet access and service business segment. The software licensing and online entertainment business segment mainly derives its revenues from developing and licensing online games of chance and skill. The online games business segment mainly derives its revenue from recognizing the usage of playing time or in-game items and services. The Internet access and service business segment mainly derives its revenues from providing Internet-related services.
Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations. The software licensing and online entertainment business segment includes the financial conditions and results of CESL and the operations of UIM, which was consolidated as a result of applying FIN 46(R). (See Note 3, “Variable-Interest Entity,” for additional information.) CESL develops, licenses and provides support services for software used within the online entertainment industry. UIM operates online entertainment activities. Revenues from the software licensing and online entertainment business segment are derived from online games of chance and skill and are presented net of end-user winnings.

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2004, 2005, and 2006:

		Software
	Internet	licensing and
	access and	online
(in US$ thousands)	service	entertainment	Total
2004:
Segment profit or loss:
Net revenue from external customers	$21,390	$11,454	$32,844

Income from operations	$959	$2,777	$3,736

Interest income	$45	$6	$51

Interest expenses	$—	$4	$4

Gain on sales of marketable securities	$1,222	$—	$1,222

Foreign exchange gain (loss)	$533	$8	$541

Other-than-temporary loss on marketable securities	$(1,833)	$—	$(1,833)

Depreciation	$3,895	$267	$4,162

Amortization, including intangible assets	$1,060	$521	$1,581

Income tax expenses ( benefit )	$—	$(87)	$(87)

Segment assets:
Additions to property, plant and equipment	$1,866	$567	$2,433

Additions to intangible assets	$—	$3,327	$3,327

Additions to goodwill	$—	$29,607	$29,607

Total assets	$29,861	$38,476	$68,337

		Software
	Internet	licensing and
	access and	online
(in US$ thousands)	service	entertainment	Total
2005:
Segment profit or loss:
Net revenue from external customers	$21,676	$22,511	$44,187

Income from operations	$2,123	$5,957	$8,080

Interest income	$5	$92	$97

Interest expenses	$—	$—	$—

Gain on sales of marketable securities	$466	$—	$466

Foreign exchange gain (loss)	$(144)	$9	$(135)

Depreciation	$3,651	$266	$3,917

Amortization, including intangible assets	$413	$1,023	$1,436

Income tax expenses ( benefit )	$110	$325	$435

Segment assets:
Additions to property, plant and equipment	$1,782	$474	$2,256

Additions to intangible assets	$—	$1,005	$1,005

Additions to goodwill	$—	$—	$—

Total assets	$31,344	$45,413	$76,757

		Software
	Internet	licensing and
	access and	online
(in US$ thousands)	service	entertainment	Online game	Total
2006:
Segment profit or loss:
Net revenue from external customers	$20,581	$55,019	$18,692	$94,292

Income from operations	$4,185	$16,772	$5,618	$26,575

Share-based compensation	$85	$82	$101	$268

Gain on divestiture of business	$7,668	$—	$—	$7,668

Interest income	$6	$212	$20	$238

Interest expenses	$154	$—	$1	$155

Gain on sales of marketable securities	$2,119	$—	$4	$2,123

Foreign exchange gain (loss)	$(39)	$(27)	$(1)	$(67)

Depreciation	$2,400	$517	$250	$3,167

Amortization, including intangible assets	$145	$1,292	$1,423	$2,860

Income tax expenses ( benefit )	$1,026	$415	$108	$1,549

Segment assets:
Additions to property, plant and equipment	$750	$1,701	$738	$3,189

Additions to intangible assets	$—	$1,172	$21,359	$22,531

Additions to goodwill	$—	$—	$26,409	$26,409

Total assets	$58,589	$56,850	$54,457	$169,896

The reconciliations of segment information to GigaMedia’s consolidated totals were as follows:

	2004	2005	2006

Income (loss) from operations:
Total segments	$3,736	$8,080	$26,575
Adjustment*	(1,261)	(3,714)	(4,611)

Total GigaMedia consolidated	$2,475	$4,366	$21,964

Share-based compensation
Total segments	$—	$—	$268
Adjustment*	—	—	42

Total GigaMedia consolidated	$—	$—	$310

Interest income:
Total segments	$51	$97	$238
Adjustment*	89	314	484

Total GigaMedia consolidated	$140	$411	$722

Interest expense:
Total segments	$4	$—	$155
Adjustment*	—	—	427

Total GigaMedia consolidated	$4	$—	$582

Gain on sales of marketable securities:
Total segments	$1,222	$466	$2,123
Adjustments*	8	384	66

Total GigaMedia consolidated	$1,230	$850	$2,189

Foreign exchange gain (loss):
Total segments	$541	$(135)	$(67)
Adjustments*	(1,306)	286	(94)

Total GigaMedia consolidated	$(765)	$151	$(161)

Depreciation:
Total segments	$4,162	$3,917	$3,167
Adjustments*	7	—	—

Total GigaMedia consolidated	$4,169	$3,917	$3,167

Amortization:
Total segments	$1,581	$1,436	$2,860
Adjustments*	—	—	16

Total GigaMedia consolidated	$1,581	$1,436	$2,876

Income tax benefit (expense):
Total segments	$87	$(435)	$(1,549)
Adjustments*	(3)	(1)	—

Total GigaMedia consolidated	$84	$(436)	$(1,549)

Total assets:
Total segments	$68,337	$76,757	$169,896
Adjustment**	57,640	36,762	12,723

Total GigaMedia consolidated	$125,977	$113,519	$182,619

As discussed above, the reportable segments of our Company have been realigned subsequent to the divestiture of the music distribution business. The corresponding segment profit or loss information for 2004 has been restated to conform to the current year presentation. All income (loss) related to our divested music business has been excluded from the reconciliation of our segment totals to the GigaMedia consolidated totals.

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, the divested music distribution business segment and eliminations.
Major Customers
No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.
Geographic Information
Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region/country	2004	2005	2006
Taiwan	$21,390	$21,676	$37,435
Canada	11,454	22,511	55,019
Hong Kong	—	—	1,831
Others	—	—	7
Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region	2004	2005	2006
Asia	$14,672	$10,156	$55,378
North America	1,309	1,351	2,419
Europe	1,797	—	—
Latin America	35,257	31,187	31,185

Total	$53,035	$42,694	$88,982

Note 25. SUBSEQUENT EVENTS
a.	On December 12, 2006, our wholly-owned subsidiary Hoshin GigaMedia entered into an agreement with Wretch Co., Ltd. (“Wretch”) to terminate the subscription rights agreement we signed on March 10, 2006, as Wretch was in the process of being acquired by an independent third party. Under this termination agreement, we gave up the subscription rights to acquire up to a 20 percent equity stake in Wretch if and when Wretch increases its share capital within three years of the date of the subscription right agreement, and we will no longer be obligated to provide Wretch with certain free Internet services after December 31, 2006. Our right to acquire Wretch shares was terminated on May 8, 2007, the closing date of the acquisition of Wretch. Pursuant to the termination agreement, Hoshin GigaMedia obtained compensation from Wretch in the amount of approximately $613 thousand (NT$20 million) (including VAT tax).

b.	On February 12, 2007, our Company, through our wholly-owned subsidiary GigaMedia China Limited, acquired 18,118,926 common shares of T2CN at the following purchase price.

(i) $1.05 per share if the adjusted net operating income of T2CN for the first half of 2007 is not more than $1 million;

(ii) $1.25 per share if the adjusted net operating income of T2CN for the first half of 2007 is between $1.0 million and $1.5 million; or

(iii) $1.45 per share if the adjusted net operating income of T2CN for the first half of 2007 is not less than $2.5 million.
     The first payment was paid on February 12, 2007, which consisted of $9.4 million in cash and 173,814 shares of common stock of GigaMedia. The remaining purchase price, ranging from US$7.8 million to US$15.0 million, is to be paid in cash on August 15, 2007.
     Pursuant to a shareholder agreement which we entered into with T2CN and certain of its shareholders in April 2006, which was amended and restated in November 2006, we were also granted rights to subscribe for additional convertible preferred shares of T2CN, based on the financial performance of T2CN during each of the twelve month periods ending March 31, 2007 and December 31, 2007. In May 2007, we acquired an additional 7,500,000 convertible preference shares in T2CN for an all-cash consideration of US$75 thousand, pursuant to our exercise of such rights.
     Effective June 1, 2007, we also entered into a voting trust agreement with a shareholder of T2CN, pursuant to which we obtained voting rights over an additional 1.28 percent of the outstanding voting rights of T2CN.
     As of June 1, 2007, we own 18,118,926 common shares and 15,000,000 convertible voting preferred shares of T2CN, and also control voting rights with respect to 850,000 common shares of T2CN, which in aggregate represents a controlling interest of 51.12 percent of the total outstanding voting rights of T2CN.