Form 20-F
period 2007-12-31
GIGAMEDIA LTD
filed 2008-06-30
CIK 1105101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number: 000-30540

GIGAMEDIA LIMITED
(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE
(Jurisdiction of incorporation or organization)
8TH FLOOR,
207 TIDING BOULEVARD, SECTION 2, TAIPEI 114, TAIWAN, R.O.C.
(Address of principal executive offices)
Registrant’s telephone number, including area code
886-2- 2656-8000

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
53,699,740 ordinary shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
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
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐           Accelerated filer ☑           Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

			Page
PART I			2
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
	ITEM 3.	KEY INFORMATION	2
	ITEM 4.	INFORMATION ON THE COMPANY	18
	ITEM 4A.	UNRESOLVED STAFF COMMENTS	45
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	70
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS	76
	ITEM 8.	FINANCIAL INFORMATION	77
	ITEM 9.	THE OFFER AND LISTING	79
	ITEM 10.	ADDITIONAL INFORMATION	80
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	94
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	94
PART II			94
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	94
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	95
	ITEM 15.	CONTROLS AND PROCEDURES	95
	ITEM 16.	[Reserved]	96
	ITEM 16 A.	AUDIT COMMITTEE FINANCIAL EXPERT	96
	ITEM 16 B.	CODE OF ETHICS	96
	ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	96
	ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	97
	ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	97
PART III			97
	ITEM 17.	FINANCIAL STATEMENTS	97
	ITEM 18.	FINANCIAL STATEMENTS	97
	ITEM 19.	EXHIBITS	98
EX-4.55 EXCLUSIVE BUSINESS CONSULTANCY SERVICE AGREEMENT DATED NOVEMBER 15, 2006
EX-4.56 SUPPLEMENTAL AGREEMENT TO EXCLUSIVE BUSINESS CONSULTANCY SERVICE AGREEMENT DATED APRIL 1, 2007
EX-4.57 EXCLUSIVE TECHNICAL SERVICE AND CONSULTANCY AGREEMENT DATED NOVEMBER 15, 2006
EX-4.58 SUPPLEMENTAL AGREEMENT TO EXCLUSIVE TECHNICAL SERVICE AND CONSULTANCY AGREEMENT DATED APRIL 1, 2007
EX-4.59 AGREEMENT FOR PLEDGE OF SHARES DATED FEBRUARY 9, 2007
EX-4.60 EXCLUSIVE CALL OPTION AGREEMENT DATED FEBRUARY 9, 2007
EX-4.61 PROXY VOTING AGREEMENT DATED FEBRUARY 9, 2007
EX-4.62 EXCLUSIVE BUSINESS CONSULTANCY SERVICE AGREEMENT DATED NOVEMBER 15, 2006
EX-4.63 SUPPLEMENTAL AGREEMENT TO EXCLUSIVE BUSINESS CONSULTANCY SERVICE AGREEMENT DATED JANUARY 1, 2007
EX-4.64 AGREEMENT FOR PLEDGE OF SHARES DATED MARCH 20, 2008
EX-4.65 EXCLUSIVE CALL OPTION AGREEMENT DATED MARCH 20, 2008
EX-4.66 PROXY VOTING AGREEMENT DATED MARCH 20, 2008
EX-4.67 SHARE PURCHASE AGREEMENT DATED JUNE 3, 2007
EX-4.68 SHARE PURCHASE AGREEMENT DATED JUNE 6, 2007
EX-4.69 SHARE PURCHASE AGREEMENT DATED JUNE 10, 2007
EX-4.70 SHARE PURCHASE AGREEMENT DATED JULY 5, 2007
EX-4.71 SHARE PURCHASE AGREEMENT DATED JULY 6, 2007
EX-4.72 SHARE PURCHASE AGREEMENT DATED JULY 6, 2007
EX-4.73 SHARE PURCHASE AGREEMENT DATED MAY 26, 2008
EX-12.1 CERTIFICATION BY CEO
EX-12.2 CERTIFICATION BY CFO
EX-13.1 CERTIFICATION BY CEO
EX-13.2 CERTIFICATION BY CFO
EX-15.1 CONSENT OF GHP HORWATH, P.C.

====================================================================================================================================

USE OF CERTAIN TERMS
          In this annual report, all references to (i) “we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries; (ii) “Shares” are to ordinary shares of our Company; (iii) “CESL” are to Cambridge Entertainment Software Limited (previously known as Grand Virtual International Limited), a company incorporated under the laws of the British Virgin Islands; (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“R.O.C.”); (v) “FunTown” are to our online games business operated through Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands; (vi) “T2CN” are to T2CN Holding Limited, a company incorporated under the laws of the British Virgin Islands; (vii) “online games business” are to online game and service business operated through FunTown and T2CN; and (viii) “Internet access service business” are to Internet access and service business operated through Hoshin GigMedia and its wholly-owned subsidiary, Koos Broadband Telecom Co., Ltd. (“KBT”). All references in this annual report to “U.S. dollar,” “$” and “US$” are to United States dollars and all references to “NT dollar” and “NT$” are to New Taiwan dollars.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
          This annual report contains forward-looking statements that involve risks and uncertainties. These statements include projections and business trends that are “forward-looking” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words. The forward-looking statements included in this annual report relate to, among others:
•	our business plan and strategies;

•	our future business development and potential financial condition, results of operations and other projected financial information;

•	our ability to manage current and potential future growth;

•	expected continued acceptance of our revenue model;

•	our plans for strategic partnerships, licenses and alliances;

•	our acquisition and strategic investment strategy, and ability to successfully integrate any past, current, or future acquisitions into our operations;

•	our ability to protect our intellectual property rights and the security of our customers’ information;

•	expected continued acceptance of our online games and gaming software, including expected growth of the online games and online gaming industry, and consumer preferences for our products and services;

•	the development of new online game and gaming software products in-house, our plans to license additional games from third parties, and the launch of these new games or gaming software systems, including the timing of any such development, licenses or launches;

•	potential entry of new competitors in any of our business lines;

•	changes in PRC laws and governmental regulation, and future enforcement of those laws and regulations, including laws and regulations relating to Internet usage, advertising over the Internet, Internet content providers, foreign investors in online business and distribution of dividends;

•	expected growth in the number of Internet, online games, and gaming software users in the PRC and other areas of operation;

•	changes or stability in certain regulatory environments in our places of operation, including our licensees’ operations or gaming licenses;

•	the outcome of ongoing, or any future, litigation or arbitration; and

•	our corporate classification by various governmental entities.
          These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of risk factors and other factors noted throughout this annual report, including those described under Item 3, “Key Information — D. Risk Factors” and those detailed from time to time in other filings with the U.S. Securities and Exchange Commission (the “Commission”). We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Given this level of uncertainty, you are advised not to place undue reliance on such forward-looking statements.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
          Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
Exchange Rates
          Our consolidated financial statements were historically reported in New Taiwan dollars. Effective January 1, 2004, we adopted the U.S. dollar as our reporting currency because operations denominated in U.S. dollars represented an increasing portion of our business following the acquisition of our gaming software and service business. Comparative financial information has been recast as if the U.S. dollar had been used as our reporting currency as of and for the year ended December 31, 2003.
          Assets and liabilities on our balance sheet denominated in non-U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of operations denominated in non-U.S. dollars are translated into U.S. dollars using the weighted-average exchange rates. Certain other operating financial information denominated in non-U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. For convenience, transactions in 2008 denominated in non-U.S. dollars are translated into U.S. dollars using the year-end exchange rate for 2007. We make no representation that the non-U.S. dollars could be converted to U.S. dollars at such rate or any particular rates.
A. Selected Financial Data
          The selected consolidated balance sheet data as of December 31, 2006 and 2007 and the selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005, and the selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included elsewhere in this annual report. The statements of operations for the years ended December 31, 2003, and 2004 have been restated to reflect the results of our music distribution business, which was sold in September 2005, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or shareholders’ equity as previously reported.

For the Years Ended December 31,
(in thousands except for earnings/loss per share amounts)

	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:
OPERATING REVENUES
Gaming software and service revenues	0	11,434	22,511	55,019	118,950
Online game and service revenues	0	0	0	18,692	32,764
Internet access and service revenues	19,396	21,303	21,589	20,537	15,147
Other revenues	117	107	87	44	17

Total operating revenues	19,513	32,844	44,187	94,292	166,878

OPERATING COSTS
Cost of gaming software and service revenues	0	(1,592)	(3,327)	(7,824)	(16,201)
Cost of online game and service revenues	0	0	0	(3,667)	(9,118)
Cost of Internet access and service revenues	(15,093)	(13,873)	(13,568)	(11,449)	(10,002)
Cost of other revenues	(1,022)	(644)	(488)	(391)	(223)

Total operating costs	(16,115)	(16,109)	(17,383)	(23,331)	(35,544)

GROSS PROFIT	3,398	16,735	26,804	70,961	131,334

OPERATING EXPENSES
Product development and engineering expenses	(1,211)	(2,513)	(3,562)	(5,738)	(7,911)
Selling and marketing expenses	(2,432)	(6,310)	(10,777)	(30,123)	(62,349)
General and administrative expenses	(5,162)	(5,657)	(7,892)	(12,421)	(22,240)
Bad debt expenses	(128)	220	(207)	(715)	(743)
Impairment loss on property, plant and equipment	(1,557)	0	0	0	0

	(10,490)	(14,260)	(22,438)	(48,997)	(93,243)

Income (loss) from operations	(7,092)	2,475	4,366	21,964	38,091

Income (loss) from continuing operations	(9,799)	1,253	6,490	30,784	38,890

Income (loss) from discontinued operations	(4,296)	429	(154)	0	0

Net income (loss)	(14,095)	1,682	6,336	30,784	38,890

Earnings (loss) per share (in dollars)
Basic:
Income (loss) from continuing operations	(0.20)	0.02	0.13	0.60	0.74
Income (loss) from discontinued operations	(0.08)	0.01	0	0	0

Net income (loss)	(0.28)	0.03	0.13	0.60	0.74

Diluted:
Income (loss) from continuing operations	(0.20)	0.02	0.12	0.51	0.65
Income (loss) from discontinued operations	(0.08)	0.01	0	0	0

Net income (loss)	(0.28)	0.03	0.12	0.51	0.65

As of December 31,
(US dollars in thousands except for number of issued shares)

	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Total current assets	77,709	67,726	70,204	64,176	115,417
Property, plant and equipment-net	15,636	15,056	10,747	10,098	13,008
Goodwill	—	29,607	29,243	55,817	85,149
Intangible assets-net	6,199	8,372	2,704	23,067	26,060
Total assets	119,792	125,977	113,519	182,619	283,865
Total shareholders’ equity	90,363	95,971	100,648	134,087	180,665
Common shares, no par value, and additional paid-in capital	239,004	287,657	287,920	289,495	296,793

	2003	2004	2005	2006	2007
	US$	US$	US$	US$	US$
Number of issued shares (in thousands)	50,154	50,154	50,344	51,495	53,700
Dividend declared per share (in dollars)	0	0	0	0	0
Presentation of financial information for the financial years ended December 31, 2003 through December 31, 2006 has been reclassified to conform with the presentation for the year ended December 31, 2007.
B. Capitalization and Indebtedness
          Not applicable.
C.	Reasons for the Offer and Use of Proceeds
          Not applicable.
D. Risk Factors
Risks Related to Our Business
          Our limited operating history as a gaming software and services provider and an online games operator, and the unproven long-term potential of those business models make evaluating our business and prospects difficult
          We acquired our gaming software and service business, CESL, in April 2004 and our online games business, comprised of the game platforms of FunTown and T2CN, in January 2006 and June 2007, respectively. We launched new poker software products in 2004, which generated approximately 18 percent, 56 percent and 75 percent of our total gaming software and service revenues in 2005, 2006 and 2007, respectively. In addition, the senior management teams of our different businesses and our employees have worked together at our Company for only a relatively short period of time.
          As a result, we have a limited relevant operating history as a gaming software and services developer and an online games operator for you to evaluate. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by companies using new and unproven business models and entering new and rapidly evolving markets, including the online gaming and online games markets. These risks may include our potential failure to:
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
Competition in the gaming software and service business
          The Internet gaming software industry is characterized by rapid technological change, and we face significant and intense competition from online gaming software design houses and application service providers. Given the relatively low barriers to entry into the software industry and the increasing popularity of Internet-based businesses, we face a large number of potential competitors from many different segments of the software and Internet industries. Traditional entertainment service providers, many of which have financial resources significantly greater than ours, might elect to provide Internet-based entertainment services. Such Internet service providers and other entertainment service providers could also develop and offer the underlying software solutions and tools to others in direct competition with us.
          We are also exposed to competition faced in the Internet gaming industry by our licensees, such as Ultra Internet Media, S.A. (“UIM”), as license fees with respect to gaming software provided by us typically include a variable fee based on revenues earned by such licensees from the operation of the licensed software. Our major licensee is UIM, a provider of Internet gaming services. Although we do not have any equity ownership interest in UIM, in accordance with FIN 46(R) we consolidate its assets, liabilities and results of operations in our financial statements and are entitled to fees from UIM based upon its revenues. For additional information, see Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2005, 2006 and 2007 — Consolidation of UIM, T2 Entertainment and T2 Advertisement under FIN 46(R).” Our licensees (including UIM), face strong competition in the online gaming industry.
          Furthermore, some of our competitors and competitors of our licensees (including UIM) are more established, enjoy greater market recognition, are substantially larger and have substantially greater resources and distribution capabilities than we do. There is no assurance that we or our licensees (including UIM) will be able to compete successfully with existing and future competitors, which could have a material adverse effect on our business, financial condition or results of operations. See Item 4, “Information on the Company — B. Business Overview — Gaming Software and Service Business — Competition” for additional information.
          Finally, as a result of the Unlawful Internet Gambling Enforcement Act (the “UIGEA”) and subsequent closing of the online gaming market in the United States, we and our licensees (including UIM) face increasing competition from entertainment service providers in our markets in Continental Europe, which are also increasingly subject to regulation from governmental authorities. There is no assurance that we or our licensees (including UIM) will be able to compete successfully with existing and future competitors, which could have a material adverse effect on our business, financial condition or results of operations. See Item 4, “Information on the Company — B. Business Overview — Gaming Software and Service Business — Competition” for additional information.

Competition in the online games business
          Our main competitors in the online games business are online game operators in Taiwan, Hong Kong, the People’s Republic of China (“PRC”) and Macau, or Greater China, including Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc., The9 Limited, Nineyou (Shanghai Everstar Online Entertainment Co., Ltd.), Tencent Holdings Limited, Ourgames.com (Beijing Globalink Computer Technology Co., Ltd.) and Chinagames.net in China, and online game operators in Taiwan, including Gamania Digital Entertainment Co., Ltd. (“Gamania”) and Soft-World International Corporation.
          We expect more companies to enter the online games industry in Greater China and a wider range of online games to be introduced to the Greater China market. Our competitors vary in size and many have significant financial, marketing and game development resources as well as name recognition. We may not be able to devote the same degree of resources to designing, developing or acquiring new games, undertaking extensive marketing campaigns, adopting aggressive pricing policies, paying high compensation to game developers or compensating independent game developers as a number of our competitors may be able to do. We cannot assure you that we will be able to compete successfully against any new or existing competitors.
          As a result of the above, the increased competition we anticipate in the online games industry may reduce the number of our users or the growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition and results of operations.
Competition in the Internet access service business
          Our main competitors in the retail broadband Internet service provider (“ISP”) business are fixed-line service providers and other ISPs in Taiwan that offer asymmetrical digital subscriber line (“ADSL”) broadband services, including Chunghwa Telecom’s HiNet, the overwhelmingly dominant provider of broadband services; Taiwan Fixed Network, a fixed-line service provider; and Seednet, SoNet and Asia Pacific Online, which are all ISPs. Our competitors also include cable-based Internet access companies that have developed their own cable-based services and market those services to cable operators, and those that are seeking to contract with cable operators to bring their services into geographic areas that are not covered by an exclusive relationship between our Company and our cable partners. Our corporate ISP business faces competition from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, NCIC’s Sparq and Asia Pacific Online. The primary basis of competition in the Internet access business industry is price. We can offer no assurance that we will be able to attract new subscribers or retain existing subscribers, as a result of which our revenues may decline. All of these competitive factors could have a material adverse effect on our business, financial condition or results of operations. In recent years, we have experienced a reduction in the number of our new consumer subscribers and total consumer subscribers, in line with our ongoing strategy to shift resources away from this legacy business. Consistent with our focus on online entertainment, we have retained financial advisors to explore the sale of this legacy business.
          Our business could suffer if we do not successfully manage current growth and potential future growth
          We are pursuing a number of growth strategies, including leveraging our customer base to develop additional sources of revenues and exploring opportunities to expand into new gaming software and service business segments. Some of these strategies relate to new services or products for which there are no established markets, or relate to services, products or markets in which we lack experience and expertise. We are also expanding our online poker software business into new European markets such as Greece, Poland, Finland and Hungary. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all.
          Our growth to date has placed, and our anticipated further expansion of our operations, including a significant expansion of our headcount, will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures, including those of acquired businesses. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.
          We expect the marketing costs for our gaming software and service business to continue to increase, which could have an adverse effect on our business
          Our selling and marketing costs have been increasing rapidly, primarily due to increasing competition in our core markets, the lack of available new markets and the high level of advertising by our competitors in Europe. These costs increased by 126 percent, from

US$22.1 million in 2006 to US$50.0 million in 2007. We expect that we will need to continue to significantly increase our marketing expenses for our gaming software and service business, which could have an adverse effect on our business and financial results.
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
          Such search and examination efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. Our reported financial results may be affected by any such acquisitions and/or investments, including any acquisitions or dispositions undertaken by us in anticipation of or in connection with any such acquisitions and/or investments. Our ability to grow through such acquisitions and investments will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete larger acquisitions or investments and our ability to obtain any required governmental approvals. In addition, the benefits of an acquisition or investment transaction may take considerable time to develop and we cannot assure you that any particular acquisition or investment will produce the intended benefits.
          Furthermore, the identification and completion of any acquisition or investment may require us to expend significant management and other resources, and may require that we expend a significant portion of our cash reserves and/or issue a substantial amount of new equity, which could adversely affect our financial condition and liquidity and result in significant dilution of our shareholders’ interests. The impact of dilution may restrict our ability to consummate further acquisitions. We may also incur debt and losses related to the impairment of goodwill and other intangible assets upon or following the acquisition of another business, which could negatively impact our results of operations. As of December 31, 2007, we carried US$85.1 million of goodwill, including the goodwill recorded in connection with our acquisition of T2CN. Any write-off of goodwill in the future may have a negative impact on our financial results.
          Additional risks associated with acquisitions include, but are not limited to, the following:
•	It may be difficult to assimilate the operations and personnel of an acquired business into our organization;

•	Management, information, and accounting systems of an acquired business may be different from our current systems and need to be successfully integrated;

•	Our management must devote its attention to assimilating acquired businesses, which diverts attention from other business concerns;

•	Suppliers, vendors and/or distributors may renegotiate or cancel contracts with us following the acquisition of a business;

•	We may enter markets in which we have limited prior experience. For example, in December 2006, we entered into a strategic alliance with Infocomm Asia Holdings Pte Ltd (“Infocomm Asia”), an online gaming operator and distributor operating primarily in the Southeast Asia region. In addition, in June 2007, we also acquired control of a majority of the voting rights over the shares of T2CN, an online casual sports game operator in China, a market in which we had limited prior experience; and

•	We could lose some of our key employees or key employees of an acquired business.

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
          Our results of operations are subject to significant fluctuations
          Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. The key factors affecting our businesses include, but are not limited to:
•	Gaming software and service business: availability of Internet infrastructure, competition from existing and new competitors, the revenues, expenses and results of operations of our customer and major licensee, UIM, and the regulatory restrictions applicable to the Internet gaming industry.

•	Online games business: existing and new competitors, the pace of rollout of new games and price competition in the industry, regulatory and other risks arising in connection with our China operations.

•	Internet access service business: price competition in the Internet access business, the rate at which new customers subscribe to our services, subscriber turnover rates and the pace of rollout of our services.
          In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A shortfall in revenues in relation to our expenses could have a material and adverse effect on our business and financial results.
          The markets for our principal businesses are characterized by rapid technological change, and failure to respond quickly and sufficiently to new Internet technologies or standards may have a material adverse effect on our business
          The markets for our gaming software and service business, online games business and Internet access service business are characterized by rapid technological advances, evolving industry standards, changes in user requirements and frequent new service introductions and enhancements.
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
          We use internally developed software systems that support nearly all aspects of our billing and payment transactions in our online games business. All of our businesses may be adversely affected if we are unable to upgrade our systems quickly enough to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower response times, affecting data transmission and game play. These factors could, among other things, cause us to lose existing or potential customers and existing or potential game development partners.

          Our revenues from our Internet access and service business declined from approximately US$20.6 million in 2006 to US$15.2 million in 2007, mainly due to a decrease in the number of consumer subscribers and a corresponding decrease in revenues from such customers. If we are unable to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our products and services, or we are unable to respond quickly and sufficiently to new technologies or standards, we may not be able to attract new customers and our business and financial results may be materially and adversely affected.
          Our gaming software and service business, online games business, and Internet access and service business depend on the reliability of our network infrastructure, which is subject to physical, technological, security and other risks
          The development and operation of our online networks are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity for customers. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of security by computer viruses, break-ins or otherwise. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and operating results. For example, in February 2007, an earthquake off the coast of Taiwan damaged several undersea optic-fiber cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. An increase in the volume of usage of online services could strain the capacity of our software and hardware employed, which could result in slower response time or system failures. We do not have redundant facilities in the event of an emergency, but we have a variety of backup servers at our primary site to deal with possible system failures.
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
          The adoption of new laws or changes to or the application of existing laws relating to Internet commerce may affect the growth of our gaming software and services and online games businesses
          In addition to regulations pertaining specifically to online entertainment, we may become subject to a number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. For example, in order to counter alleged Internet addiction, in March 2007, the PRC government prohibited the opening of any new Internet cafés for the rest of 2007, and in April 2007, it issued regulations to discourage online game-players who are minors from spending excessive amounts of time playing online games. Pursuant to these regulations, Internet game operators have been ordered to install anti-addiction software features on games offered in the PRC, which will (among other features) limit the number of points and other benefits which can be awarded to game players after they have been online in excess of specified periods of time. Internet game operators will also be required to adopt real-name registration, which will require online game players to register their real identity information before they will be allowed to play online games.
          Current laws, which predate or are incompatible with Internet commerce, may also be enforced in a manner that restricts the electronic commerce market. In addition, the application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.
          The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase the cost of conducting our business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.
          The worldwide legal and regulatory environment in which our gaming software and service business operates is characterized by uncertainties that could adversely affect our business and operating results
          Our gaming software and service business includes software development and the provision of application services for Internet gaming. We license our gaming software to operators of online gaming businesses and to UIM, which also sub-licenses our software products to third parties. Fees earned by us are based on the revenues earned from the operation of the licensed software. Each of these businesses is subject to applicable laws and regulations relating to online gaming and electronic commerce in various jurisdictions throughout the world, and it is in many cases uncertain which governments have authority to legislate or regulate different aspects of these industries. Moreover, the Internet gaming industry is still in an early stage of development and the worldwide legal and regulatory environment in which the businesses operate remains highly fluid and subject to change. While most foreign jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to Internet gaming. Issues such as determining the physical location of a gaming event and significant differences among the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past.
          Due to the uncertainties in the worldwide legal and regulatory environment in which our gaming software business operates and the potential for aggressive legal steps by certain governments to protect online gaming business in their jurisdictions, we cannot assure you that our operations as an application service provider to the gaming industry, or the Internet gaming services provided by our licensees (including UIM), are in compliance with all laws and regulations of the jurisdictions where our gaming software products are used, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and operating results. UIM, our major licensee, currently holds a gaming license issued by the Kahnawake Gaming Commission in Canada. However, certain jurisdictions in which UIM operates may require local licensing in the future, and there can be no assurance that it will be successful in its efforts to obtain a gaming license from these jurisdictions, and that as a result UIM would not face the potential loss of key partners and service providers. Also, the substantial uncertainties in the global regulatory environment relating to online gaming expose us to the risk that regulatory authorities in various jurisdictions will determine that our Company provides online gaming services (rather than only providing software and application services to our licensees) and thus subject our Company to gaming laws and regulations in such jurisdictions.
          In Europe, several countries, led by the United Kingdom, have adopted a regulated online gaming approach. Italy has proposed more liberal online gaming regulations and is currently seeking approval by the European Union (“EU”) before becoming enforceable. However, opposing views are present in Europe. Some European countries, where there are state-owned gaming monopolies, primarily related to lotteries and online sports betting, have taken action or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on our licensees and consequently on our Company. For example, the French governmental authorities have passed legislation effective from March 2007, prohibiting operators other than certain specified state-owned enterprises from operating Internet gaming sites in France. Additionally, the German Interstate Gambling Treaty came into force on January 1, 2008 which seeks a prohibition on the use of the Internet for all gambling services (except horserace betting). Both the French and German legislation call for various forms of ISP blocking or warning pages to be placed on gaming sites, financial transaction blocking and advertising restrictions. As of June 1, 2008, regulations and other necessary actions required to implement these laws and the banking restrictions have not been adopted.
          Such actions have generally been declared in violation of EU law which governs the EU and its 27 member nations. According to rulings by both the EU Commissioner of Internal Markets and the European Court of Justice, such actions by member nations are illegal violations of the freedom to provide services and of establishment as protected by the Treaty of the European Union.
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
          Our gaming software and service business is dependent on one master licensee, and any adverse effect on its business could have an adverse effect on our revenues, operating results and financial condition
          All of our revenues from our gaming software and service business have historically been derived from UIM, our master licensee which sub-licenses our software products to third parties. UIM’s revenues are derived principally from online poker. Although we do not have any ownership interest in UIM, we consolidate its assets, liabilities and results of operations in our financial statements and are entitled to fees from UIM based upon its revenues. We do not control its management and hence have no control over its business decisions. In addition, there is significant competition in the online poker industry. There can be no assurance that online poker will continue to be popular among our users. These factors may have an adverse effect on UIM’s business, operating results or financial performance, which could have an adverse effect on our business, operating results and financial performance. In December 2006, we agreed to license certain of our gaming software for use on Web sites to be launched and operated by Laptop Finance Group Ltd.

          Online gaming is a relatively new industry and therefore, we do not know if the market will continue to grow
          Both the Internet entertainment and online gaming industries are relatively new industries that continue to evolve and are characterized by an increasing number of market entrants. The demand and market acceptance for recently introduced products and services are typically subject to a high level of uncertainty. The success of our gaming software and service business will depend on the widespread adoption of the Internet for commercial transactions. There can be no assurance that entertainment on the Internet and online gaming will become widespread.
          All of the revenues from our gaming software and service business to date have been derived from the licensing of our online gaming software and support of our associated services. Our continued success will depend largely upon the success of our online gaming software. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.
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
          The licensees of our gaming software depend on credit card transactions for a substantial portion of the deposits or payments by their customers
          Our gaming software and service business has historically derived all of its revenues from its major licensee, UIM. A substantial portion of the deposits or payments to UIM are made through credit card transactions. If credit card companies were to stop processing online gaming transactions, either generally or in jurisdictions where our licensees operate, our gaming software and service business could be materially and adversely affected.
          Furthermore, there is a higher incidence of fraud associated with online credit card payments than with other types of transactions, which could further discourage issuing banks from processing online gaming transactions.
          Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our gaming software and services and online games businesses, financial condition and results of operations
          Our software, services and games may contain undetected programming errors or other defects. These errors or other defects could result in losses to our licensees (in the case of our gaming software and service business), end-users and to us, and claims resulting from losses to end users could damage our reputation and subject us to liability.
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

          We could be liable for breaches of security on our Web sites and fraudulent transactions by users of our Web sites
          A portion of our transactions are conducted through our Web sites and Web sites of our licensees. In such transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. Our current security measures may not be adequate. In addition, we and our licensees may face internal fraud, including potential unauthorized usage of customer credit card information by our employees and those of our licensees. While we have taken steps to prevent this, including the implementation of payment card industry data security standards, these measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our or our licensees’ reputation and ability to attract customers.
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
          Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our online games revenue comprises revenues from our Freestyle and MahJong games offered by T2CN and FunTown, respectively. However, there is no assurance that these games will continue to be popular in Greater China. A decline in the popularity of online games in general or, in particular, the online MahJong and basketball games that we operate, is likely to adversely affect our business, financial condition and results of operations. We are also generally required to continuously invest in the enhancement, improvement, expansion or upgrading of our games with new features. If we fail to do so, revenues generated from these games may decline.
          In addition, we expect that as we introduce new online games, a portion of our existing customers will switch to the new games. If this transfer of players from our existing games exceeds our expectations, we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.
          In order for our business strategy to succeed over time, we will need to license, acquire or develop new online games that are attractive to our users to replace our existing online games as they reach the end of their commercial lifespan. To achieve this, we will need to identify games that will appeal to our users, compete effectively to attract the licensors of such games, and obtain government approvals required for the licensing and operation of such games. Also, in order to maintain the lifespan of our online games, we need to continue to develop and release upgrades to our online games. We cannot assure you that we will be able to identify appropriate games or enter into arrangements with those game developers to offer these games. If we are not able to license, develop or acquire additional online games that appeals to our users, our future revenues and profitability will decline. Due to increased competition among online game operators in Taiwan and China, license fees for online games have increased and most licensors are demanding guaranteed minimum royalty payments. We may be unable to fully recover upfront and minimum royalty licensing costs if a licensed game is not popular among our users.
          We cannot be certain that the games we license from third parties or internally develop will be attractive to our users, will be considered by the regulatory authorities as complying with the relevant applicable restrictions, will be launched as scheduled or will be able to compete with games operated by our competitors. If we are not able to consistently license or develop online games that appeal to our users, our future profitability and growth prospects will decline.
          Our future results of operations or the growth of our business may suffer if we are unable to maintain a satisfactory relationship with the licensors of our online games
          We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued smooth operation of our licensed online games and our continued access to new online game licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new online games developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.
          PRC laws and regulations restrict foreign ownership of the Internet content provision, Internet culture operation and Internet publishing licenses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations
          We are classified as a foreign enterprise under PRC laws and various regulations in the PRC currently restrict foreign or foreign-owned enterprises from holding certain licenses required to provide online games over the Internet in the PRC, including Internet content provision, or ICP, Internet culture operation and Internet publishing licenses. In order to comply with foreign ownership restrictions, we operate our online games business in the PRC through contractual arrangements with Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”) and Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”). T2 Entertainment holds the Internet content provision and Internet cultural operation licenses that are required to operate our online games business in the PRC, and T2 Advertisement holds advertising license that is require to sell advertisements on our Web sites in the PRC. Beginning in June 2007, the results of T2 Entertainment and T2 Advertisement have been included in our consolidated financial statements.
          In July 2006, the Ministry of Information Industry, or MII, issued a notice (the “New MII Notice”), which prohibits ICP license holders from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in the PRC. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Local authorities in the various regions were required to ensure that existing ICP license holders conducted self-assessments of their compliance with the New MII Notice and submitted their status reports to the MII prior to November 1, 2006. T2 Entertainment has conducted its self-assessment and believes that it is in compliance with the requirements of the New MII Notice.
          We believe that the ownership structure and business operation models of our PRC subsidiaries comply with all existing PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of the PRC for their ownership structure, businesses and operations, except those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with our view. If we or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations and could impose significant penalties and sanctions or other regulatory or enforcement actions, including levying fines, that could be harmful to our business. Any of these actions could cause our business, financial condition and results of operations to suffer.
          We could also face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with T2 Entertainment and T2 Advertisement were not made on reasonable commercial terms. In such an event, they could adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment which could result in an increase in our PRC subsidiaries’ tax liability or limit our PRC subsidiaries’ ability to maintain preferential tax treatments and other financial incentives.
          We depend on certain operating licenses for the operation of our online games business in the PRC. Our business could be disrupted and our results of operations may be materially and adversely affected if either T2 Entertainment or T2 Advertisement violates their contractual arrangements with us

          Due to restrictions in the PRC on foreign equity ownership of companies providing Internet content services and other licensing restrictions, our online games business in the PRC is operated in the PRC through T2 Entertainment and T2 Advertisement, which hold the licenses required for the operation of our online games business. We have entered into a series of contractual arrangements which are intended to give us effective control over these entities, but which are not as effective as compared to having direct ownership and control over these companies. For example, T2 Entertainment and T2 Advertisement could violate their contractual arrangements with us, go bankrupt, suffer from problems in their businesses or otherwise become unable to perform their contracts with us. As a result, we could lose the licenses required for our online game operations and our reputation and business could be harmed.
          In addition, the enforcement of these contractual arrangements in the PRC is subject to uncertainties. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. While we believe that the ownership structure and the business and operation models of T2CN with respect to its contractual arrangements with the respective PRC entities mentioned above comply with all existing PRC laws, rules and regulations and no consent, approval or license is required under any of the existing laws and regulations of the PRC for the respective ownership structures, businesses and operations of T2CN, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to the above. If we, T2CN, or any of our subsidiaries with operations in the PRC are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violations, including the revocation of the business and operating licenses of T2CN or those of the PRC entities which are licensed to operate online games in the PRC, discontinuing or restricting our, T2CN’s operations, requiring T2CN to restructure its respective ownership structures or operations or taking other regulatory or enforcement actions, including the levying of fines, that could be harmful to our business.
          The principal shareholders of T2 Entertainment and T2 Advertisement have potential conflicts of interest with us, which may adversely affect our business
          While pursuant to contractual arrangements we have the ability to effectively control our two principal T2CN VIEs, T2 Entertainment and T2 Advertisement, the principal shareholders of T2 Entertainment and T2 Advertisement are executive officers of T2CN and have no substantial shareholdings in our Company. Thus, conflicts of interest between their duties to our Company and T2 Entertainment and T2 Advertisement, respectively, may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. In any such event, we would have to rely on the PRC legal system to enforce the contractual arrangements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurring of substantial costs.
          The laws and regulations governing the online games industry in the PRC are evolving and new regulations may adversely affect our business
          Our provision of online games and online game-related content on our Web sites in the PRC is subject to various Chinese laws and regulations relating to the telecommunications industry and Internet and online games, and is regulated by various government and regulatory authorities, including the MII, the Ministry of Culture, the General Administration of Press and Publication, the State Administration of Radio, Film and Television, the Ministry of Public Security and the State Administration for Industry and Commerce. The principal PRC regulations governing the provision of Internet content and online gaming services include (among others) the Telecommunications Regulations (2000), the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), the Administrative Measures for Telecommunications Business Operating Licenses (2001), the Tentative Measures for Administration of Internet Culture (2003), the Tentative Measures for the Administration of Internet Publications (2002), the Opinions on the Development and Management of Online Games (2005) and the Anti-Internet Addiction Regulations (2007).
          We may be affected by these regulations, which (among other things) seek to regulate the content of online games and discourage online game players from spending excessive amounts of time playing online games. This may (among other things) reduce the number of our users, the growth rate of our user base, the general online games market in the PRC or the average number of hours played by online game players, or cause us to reduce usage fees or other charges in connection with our online games business. In addition, such regulations may require us to incur substantial costs of compliance in modifying or adapting our game software to comply with the regulatory requirements. This may adversely affect our business, financial condition and results of operations.
          There are no clear laws or regulations governing virtual asset property rights, in particular, in Greater China, and therefore, it is not clear what liabilities, if any, online game operators may have in respect of virtual assets
          In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players. In practice, virtual assets can be lost for various reasons, often through unauthorized use of users’ IDs by other users and occasionally through data loss caused by delay of network service or by a network crash. Currently there are no clear laws or regulations governing virtual asset property rights, in particular, in Greater China, where we operate our online games business. In the case of a loss of virtual assets, we may be sued by online game players and could be held liable for damages, which may negatively affect our business, financial condition and results of operations.

          Our business may be adversely affected by government policies and regulation of online games and Internet cafés in the PRC
          In April 2007, various relevant governmental authorities in the PRC jointly issued a circular that mandated the implementation of an “anti-addiction system” in online games to protect the physical and psychological well-being of minors. This circular requires that all online games incorporate an “anti-addiction system” and an identification verification system, both of which may limit the amount of time that a minor or other user may continuously spend playing an online game. The relevant authorities have also tightened its regulations of Internet cafés including through limiting the number of new operating licenses issued and reducing the operating hours of such cafés. The implementation of these systems, or enactment by the PRC government of any additional laws to further regulate Internet activities and online games or its supervision of Internet cafés, may result in fewer customers or less time spent by customers playing our online games, which may materially and adversely affect our business results and prospects for future growth.
          Failure to maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of Shares
          Effective internal controls are necessary for us to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. If our company cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our company’s operating results could be affected. We are subject to reporting requirements under the U.S. securities laws. The Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such company’s internal control over financial reporting in its annual report, which must contain an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm must express an opinion on the effectiveness of the company’s internal control over financial reporting.
          Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2007. In addition, the report of our independent registered public accounting firm includes an opinion regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment under the Sarbanes-Oxley Act and received our auditors’ attestation as of December 31, 2007. However, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of Shares. Furthermore, we may incur additional costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act going forward.
          We may need additional capital in the future, and it may not be available on acceptable terms
          The development of our business may require significant additional capital in the future to:
•	fund our operations;

•	enhance and expand the range of products and services we offer; and

•	respond to competitive pressures and perceived opportunities, such as investment, acquisition and international expansion activities.
          We cannot assure you that additional financing will be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations. Moreover, even if we are able to continue our operations, any failure to obtain additional financing could have a material and adverse effect on our business, financial condition and results of operations, and we may need to delay the deployment of our services. See Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

          We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services
          Our future success is heavily dependent upon the continued service of our key executives and other key employees. In particular, we rely on the expertise, experience and leadership ability of our chief executive officer, Arthur Wang, and our president and chief operating officer, Thomas Hui, in our business operations, and rely on their personal relationships with our employees, the relevant regulatory authorities, and our game and service suppliers. We also rely on a number of key technology officers and staff for the development and operation of our online games. In addition, as we expect to focus increasingly on our online games business, we will need to continue attracting and retaining skilled and experienced professionals to maintain our competitiveness.
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
          We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to Shares
          Although we do not believe we should be classified as a passive foreign investment company for the 2008 taxable year, no assurances may be given that we will not be classified as a passive foreign investment company in the current or any future taxable year. For a discussion of the factors that will affect whether or not we are classified as a passive foreign investment company, see Item 10, “Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.” If you are a U.S. person holding Shares, (or have held Shares during a taxable year in respect of which we were classified as a passive foreign investment company and you continue to hold such Shares or portion thereof) and we are classified as a passive foreign investment company and you do not determine to make a mark-to-market election, you will be subject to special U.S. federal income tax rules that may have materially adverse tax consequences and will require annual reporting. See Item 10, “Additional Information — E. Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”
          Fluctuations in the exchange rates between the U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability
          Since January 1, 2004, we have reported our financial results in U.S. currency, which is subject to fluctuations with respect to the currencies of the countries in which we operate. The operations of UIM, our major licensee, are conducted in U.S. dollars, Canadian Dollars and Euros. The operations of our online games business are conducted in NT dollars, Hong Kong dollars and Renminbi. Our Internet access and service business is conducted mainly in NT dollars. Accordingly, fluctuations in the exchange rates of world currencies could have a positive or negative effect on our reported results. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.
          We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests
          As of June 16, 2008, members of the Koo family beneficially owned approximately 19.98 percent of our outstanding shares. Accordingly, the members of the Koo family have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and the power to prevent or cause a change in control. The interests of such members of the Koo family may differ from or conflict with your interests.
          Our transactions with affiliates may not benefit us and may harm our Company
          We have entered into several transactions with our affiliates. Our policy is that transactions with affiliates are to be conducted on an arm’s-length basis and on terms as favorable to us as with non-affiliates. However, we cannot assure you that all our future transactions with affiliates will be beneficial to us. See Item 7, “Major Shareholders and Related-Party Transactions.”

          Our operating results and financial condition are affected by general economic conditions, levels of consumer spending, political stability, as well as the occurrence of natural disasters and epidemics
          Our operating results and financial condition, particularly in relation to our gaming software and service business and our online games business, are directly dependent upon general economic conditions and levels of consumer spending. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons which are common in Taiwan and the PRC, can result in disruption to our business or the businesses of our customers. Similar occurrences in the future could result in increased volatility in or damage to the global financial markets, which in turn may adversely affect our business and results of operations. Past economic downturns have resulted in lower levels of consumer spending and have negatively impacted our sales and profit. There can be no assurance that rising interest rates, an economic recession, other adverse economic developments, or natural disasters or epidemics will not have a material adverse effect on our cash flows, profitability or financial condition.
          There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC
          Our principal executive offices, a major portion of our online games business and our Internet access service business are located in Taiwan and substantially all of our net revenues with respect to these businesses are derived from customers in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our online games and Internet access service businesses.
          The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of Taiwan and the PRC
          We are a holding company, and some of our assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia, which owns the Taiwan-based operations of our online games business and our Internet access service business. Accordingly, part of our primary internal source of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries, including those in Taiwan. The distribution of dividends to us from these subsidiaries in Taiwan is subject to restrictions imposed by the applicable corporate and tax regulations in these countries, which are more fully described in Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Dividends from Our Subsidiaries.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.
          In June 2007, we acquired control over a majority of the voting rights over the shares of T2CN, an online games operator and distributor which operates its business primarily in the PRC. Accordingly, we are subject to further restrictions imposed by PRC corporate, tax and exchange control regulations which are applicable to T2CN and its business. Current PRC regulations only permit our subsidiaries in the PRC to pay dividends out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations and these entities are required to allocate at least 10 percent of their respective accumulated profits each year, if any, to fund certain capital reserves until the cumulative total of the allocated reserves reaches 50 percent of registered capital. These reserves are not distributable as cash dividends. In addition, failure to comply with relevant State Administration of Foreign Exchange (“SAFE”), regulations may also restrict the ability of our subsidiaries to make dividend payments to us. These restrictions on dividends or other payments from PRC subsidiaries may adversely affect our ability to make cash or other distributions to the holders of our Shares. Moreover, recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital, distribute profits to us, or otherwise adversely affect us.
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

          Anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of our Company, which could adversely affect the price of Shares
          There are provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers (the “Code”) that may delay, deter or prevent a future takeover or change of control of our Company. Anyone acquiring an interest, either on his own or together with parties acting in concert with him, in 30 percent or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Code. A person holding between 30 percent and 50 percent of our voting shares, either on his own or together with parties acting in concert with him, must also make a takeover offer in accordance with the provisions of the Code if that person together with parties acting in concert with him acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period. These provisions may discourage or prevent transactions that involve an actual or threatened change of control of our Company. This may harm you because an acquisition bid may allow you to sell your Shares at a price above the prevailing market price.
          Our shareholders may be subject to Singapore taxes
          You should consult your tax advisors concerning the overall tax consequences of acquiring, owning or selling the Shares. Singapore tax law may differ from the tax laws of other jurisdictions, including the United States.
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
          We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect our proprietary software, trade secrets and similar intellectual property. These are especially critical to our gaming software and service and online games businesses. We can offer no assurance that our efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. We may have to engage in litigation to enforce and protect our trade secrets and other intellectual property rights. We may also be sued for allegedly infringing the rights of others or to determine the scope and validity of their intellectual property rights. Any litigation involving proprietary rights could be costly, require us to seek licenses from third parties and prevent us from selling our products and services, any of which could have a material adverse effect on our business and results of operations.
Risks Related to Shares
          The price of Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the Shares when desired or at attractive prices
          The trading price of Shares has been and may continue to be subject to wide fluctuations. In 2007, the closing prices of Shares on the NASDAQ Global Market have ranged from US$9.28 to US$24.61 per share, and the last reported sale price on June 16, 2008 was US$15.56. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Shares, regardless of our operating performance.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
          Our legal and commercial name is GigaMedia Limited. We were incorporated in September 1999 as a company limited by shares organized under the laws of the Republic of Singapore. Our Singapore company registration number is 199905474H. Our principal executive offices are located at 8th Floor, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, and our telephone number is 886-2-2656-8000. Our Web site address is: http://www.gigamedia.com.tw.

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
          We completed the initial public offering of Shares on February 18, 2000. Shares trade on the NASDAQ Global Market under the symbol “GIGM.” We were the first Internet company based in Taiwan to list on the NASDAQ Global Market.
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
          Between April 2006 and June 2007, we acquired voting control over the shares of T2CN, one of the leading online sports game operators in the PRC. As of June 16, 2008, we hold approximately 65.68 percent of the total outstanding voting rights of T2CN. Due to restrictions in the PRC on foreign equity ownership of companies providing Internet content services and certain other licensing restrictions, we operate our online games business in the PRC through T2 Entertainment and T2 Advertisement, which hold the licenses required for the operation of our online games business. We have entered into a series of contractual arrangements which are intended to give us effective control over these entities. See Item 4, “Information on the Company — B. Business Overview — Online Games Business — T2CN.”
          In May 2006, we disposed of our ADSL business, which formed a part of our Internet access service business.
          See Notes 4 and 5 of our consolidated financial statements for additional information.
          In December 2006, we entered into a strategic alliance with Infocomm Asia, an operator and distributor of online games in Southeast Asia, in connection with which we acquired preferred shares convertible into an interest of approximately 32.26 percent of the issued ordinary shares of Infocomm Asia, which was subsequently diluted in February, 2007 due to Infocomm Asia securing additional equity investors. As of June 16, 2008, convertible preferred shares held by us in Infocomm Asia are convertible into a post-dilution interest of approximately 28.43 percent in the ordinary shares of Infocomm Asia. Upon conversion of the convertible securities held by us, we expect that we will become the largest shareholder of Infocomm Asia.
          Between October and January 2008, we also entered into strategic alliances with Neostorm Holdings Limited (“Neostorm”), XLGames Inc. (“XL Games”) and Access China Holding Limited (“Access China”). Neostorm was formed by the merger of four previously independent game development studios, creating one of the largest independent game development companies in South Korea. Neostorm focuses on medium-core casual game titles. We acquired preferred shares convertible into an approximately 33 percent holding in Neostorm’s common shares. XL Games was founded by the creator of one of the most popular online game franchises in history and focuses on MMORPGs, with studios in Seoul, South Korea and Austin, Texas. We acquired preferred shares convertible into an approximately 15 percent holding in XL Games’ common shares. Access China is an online game software developer in the PRC and we acquired preferred shares convertible into an approximately 30 percent holding in Access China’s common shares.

          On May 15, 2008, we entered into certain agreements with SuperCup Entertainment (Holdings) Limited (“SuperCup”) and its affiliates, pursuant to which we purchased convertible preferred shares representing approximately 45 percent of the issued share capital of SuperCup, and obtained worldwide exclusive rights to cooperate with SuperCup in MahJong and the Asian card games business. As part of the investment, we agreed to provide a loan in the amount of up to US$1.0 million to SuperCup at market terms.
          For a description of the important events in the development of our business since the beginning of our last three financial years to the date of this annual report, see Item 5, “Operating and Financial Review and Prospects — A. Operating Results.” A description of our principal capital expenditures and divestitures, since the beginning of our last three financial years to the date of this annual report is set forth in Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Information concerning the principal capital expenditures and divestitures currently in progress is also described in Item 5 — “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
B. Business Overview
          We are a holding company and, through several subsidiaries, develop and license online gaming software and provide application services, own and operate an online games business, and provide broadband Internet access and services. Our gaming software and service business is operated through our subsidiary, CESL. Our online games business in the PRC is operated through our majority-controlled subsidiary, T2CN, and our online games business in Greater China (excluding the PRC) is operated through FunTown. Our Taiwan Internet access and service business is operated through our subsidiary, Hoshin GigaMedia, which focuses on retail users, and Hoshin GigaMedia’s subsidiary, KBT, which focuses on corporate users.
          Prior to 2002, our primary business was the provision of broadband Internet access and services in Taiwan. Since disposing of our music distribution business in 2005 and acquiring a gaming software provider in 2004 and the online games business in 2006, we have become a major provider of gaming software and online gaming services and online games.
          We acquired our gaming software and service business in a private transaction from the founding shareholders of GV Enterprise Voting Trust in April 2004 with a view to enhancing our portfolio of entertainment products. In this transaction, we acquired all the outstanding and issued shares of some of the founding shareholder’s subsidiaries, Grand Virtual, Inc., Grand Virtual Limited and Grand Virtual (Alderney) Limited, for an all-cash consideration of US$32.5 million, excluding related transaction costs. Since the acquisition, we have restructured the business and currently operate our gaming software and service business through our subsidiary CESL, which develops and provides software solutions through its wholly-owned subsidiary Cambridge Interactive Development Corporation (“CIDC”), in Cambridge, MA and in Montreal, Canada, and application services through its wholly-owned subsidiary Internet Media Licensing Limited (“IMLL”), for clients operating in the expanding Internet-based entertainment markets worldwide, including UIM whose financial results we consolidate into our consolidated financial statements. For additional information, see Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2005, 2006 and 2007 — Consolidation of UIM, T2 Entertainment and T2 Advertisement under FIN 46(R).” Our gaming software and service business generated revenues of approximately US$119.0 million and operating income of approximately US$37.7 million for the year ended December 31, 2007.
          We acquired FunTown, an online games business, in January 2006 to strengthen our online entertainment business. Founded in 1998, FunTown is one of the leading casual games platforms in Asia, with approximately 11.6 million registered users and an offering of more than 40 casual games and services in Greater China as of May 31, 2008. FunTown generates revenues through access fees and also through the sales of various in-game items. FunTown’s games can be played on personal computers, mobile phones and airplane entertainment consoles and are expected to be available on the Xbox 360 in Taiwan in the second half of 2008. FunTown has strong research and development capabilities and has developed over 90 percent of its online casual games in-house. Going forward, we expect to offer a mix of both internally-developed and externally-developed and licensed product offerings. We expect our licensed games to be made available on our platforms by the end of 2008. We also provide value-added services, such as tournaments, personal contact lists and social networking to help build a strong player community. As of June 16, 2008, we hold approximately 65.68 percent of the total outstanding voting rights of T2CN, an online sports game operator operating mainly in the PRC. T2CN is one of the leading online sports and casual game operators in the PRC and operates FreeStyle Basketball, an online sports game in the PRC. T2CN is currently led by a management team with a strong track record in the PRC online games industry and has marketing arrangements with international brands such as Coca-Cola, Nike and Nokia. We have consolidated the financial results of T2CN in our financial results from June 1, 2007. Our online games and service business generated revenues of approximately US$32.8 million and operating income of approximately US$6.8 million for the year ended December 31, 2007.
          We operate our legacy Internet access and service business through our subsidiary Hoshin GigaMedia, which provides Internet access and services. In addition, another of our subsidiaries, KBT, provides broadband services to corporate customers. On May 15, 2006, we entered into an asset purchase and sale agreement and a service agreement with Webs-TV Inc. (“Webs-TV”), previously known as Webs-TV Digital International Corporation, to sell our ADSL business and provide certain telecom and consulting services on a transitional basis. Our Internet access and service business generated revenues of approximately US$15.2 million and operating income of approximately US$671 thousand in 2007. We have retained financial advisers to explore the sale of this legacy business.
          For a further description of financial information for our business activities over the past three financial years, see Item 5, “Operating and Financial Review and Prospects — A. Operating Results.” Information concerning revenue and income by geographic area is set forth in Note 26 of our consolidated financial statements.
Our Business Strategy
          We seek to continue to expand our market in the gaming software and service business and the online games business and maximize our overall performance by employing the following strategies:
Focus on our core business of product and service offerings in gaming software and online games
          We plan to continue to grow our core business areas: our gaming software and service business and online games business. Increasingly, we have focused on expanding our online poker and casino software business and developing new online games and gaming software products in-house. We also plan to continue to seek licenses to access new online games. As part of our focus on these businesses, we have placed less emphasis on our legacy Internet access and service business in recent years. We believe that our strategic focus has enabled us to grow more quickly and expand our business internationally.
Diversify our operations through strategic investments to expand into selected new markets
          Subject to changes in economic conditions, we intend to continue to enhance our business development, including our game content offerings, by acquiring other businesses that complement our current online businesses, or which represent related but new lines of business that we believe to be appropriate areas of expansion, or that we believe may benefit us in terms of user base, product or content offering. We also intend to make selective strategic investments and expand into new geographic markets. We believe our acquisition of a controlling interest in T2CN has given us a strong presence in the PRC upon which we can build through offering quality game products and effective marketing. As part of our growth strategy, we will continue to seek to minimize our capital commitments and maximize our return on capital. See Item 3, “Key Information — D. Risk Factors — Our business strategy, which contemplates growth through acquisitions and strategic investments, exposes us to significant risks.”
Focus on attracting and developing an experienced and motivated management and design and marketing teams
          We will continue to focus on recruiting and retaining motivated and knowledgeable experienced professional managers. Retaining experienced managers will enable us to manage our growth effectively and evaluate new areas for expansion and product development. We also intend to continue to attract skilled game and software system developers and build our marketing team to maintain our competitive advantage in our core business areas.
Gaming Software and Service Business
     Overview
          We operate our gaming software and service business through our subsidiary, CESL, and through its wholly-owned subsidiaries, CIDC and IMLL. CESL develops and licenses software solutions and application services in the expanding Internet-based, online gaming markets. CESL offers a wide array of products and services, including online poker and casino software and services. CESL’s software solutions and services also offer great expansion capabilities. CESL can help existing and potential clients expand geographically through language localization for products and services. Currently, our products and services are available in 16 languages, which include mostly European languages and some Asian languages. CESL also helps existing and potential clients who license our software and services to expand their business through a fully-customizable, multi-tiered licensing program to a great number of sub-licensees.
      Our Products
          Our software products are built upon modern Internet technologies capable of providing multi-player gaming platforms, powerful transaction engines, advanced risk management tools, comprehensive online marketing tools, sophisticated data mining and reporting utilities, intuitive graphical user interfaces and localization in 16 major languages including English, French, German, Italian, Spanish, Portuguese, Norwegian, Swedish, Danish, Dutch, Greek, Finnish, Polish, Hungarian, Simplified Chinese and Japanese.
          Our software products are specially designed to enable our clients to manage their online gaming properties and offer online gaming services to visitors of their online gaming properties. We currently provide the following gaming software products:
          Online Gaming Management — these are tools that enable our existing and potential clients to offer online gaming software, monitor end-user behavior, and potentially to monetize the traffic and patronage generated by the end-users. Our integrated and comprehensive multi-lingual e-commerce system facilitates Internet-based transaction processing and can provide detailed analysis of transaction records of our diversified international end-users. In addition, there are promotional tools that help build player loyalty and increase retention rates.
          Online Gaming Modules — these are customizable gaming modules that run on Microsoft Windows 2000/ME/XP/VISTA and feature a realistic 3-D environment, selectable background music, and local language interface. In 2004, we developed and launched a new suite of software that enables players to compete against each other in real time.
      Our Services
          In addition to licensing our software products to our licensees, including UIM, we offer a variety of application services and consulting services for backend operations. These services include:
Infrastructure Design Services —
•	Infrastructure Design: Architecture design of servers, routers, firewalls, network software and management tools required for an Internet property.

•	Site Creation: Creation and branding of our client’s Internet property, customized to match our licensees’ unique identities and creative themes.
Transaction Processing Design Services —
•	Payment: Consultation for the design of timely collection and distribution of payments through a variety of channels and merchants.

•	Billing: Consultation for the design of real-time and out-of-band transaction processing and order management.

•	Risk Management: Consultation for design of tools and processes for fraud detection, prevention, and management.
Customer Support Services —
•	Infrastructure Consultation Support: Complete round-the-clock consultation support to help clients resolve infrastructure issues.

•	Platform Technical Support: Consultation during periodic maintenance to update, patch, and fine-tune the system performance of our software solutions.

Custom Gaming Software Development Services —
•	Design and development of custom entertainment modules and interfaces for our platform meeting client-specific requests.
     Our Technology and Infrastructure
          Our Universal Gaming Platform is based on a sophisticated modular distributed transaction processing architecture that is designed to be flexible, extensible, scalable and secure. Composed of multiple fault-tolerant distributed modules, our backend infrastructure provides the functions of gaming servers, game points management, financial stored-value management, e-commerce engines, a central database and an extensive toolset to handle fraud screening, data mining, player support and partner programs. Being comprehensive and extensible, our Universal Gaming Platform can be used as a generic common platform to support a wide range of online gaming, including skills-based gaming and multi-player gaming. Our multiple real-time gaming server software enables seamless integrated management of all end-user registration, account administration, deposit and transactions. With our software, end-users on various platforms can communicate securely across the Internet through multiple real-time gaming servers. To further increase the flexibility of our platform, a transaction server layer encapsulates business logic and abstracts data and third-party services, such as payment processors. This allows us to isolate the core processing module with business logic, greatly reducing the amount of development and quality assurance work required when we want to extend the system. Our comprehensive administration tools enable advanced data analysis to deliver high-quality end-user support and licensee management. Our multiple payment processor gateway capabilities provide choice and flexibility to handle the complexities of international markets.
          We have developed expertise as well as necessary infrastructure to make our products suitable for the local markets in which our licensees operate, including non-English speaking markets. We also employ in-house teams of native language experts to ensure cultural fidelity in everything from content to graphics to interfaces and controls.
      UIM
          Our gaming software and service business is dependent upon our major licensee, UIM. The following is a brief description of UIM’s business. Since we have no equity interest in UIM and do not exercise any control over it, the information below has been obtained from publicly available sources, and in part was provided to us by officers of UIM. Though we have no reason to believe the information below is inaccurate, we could not independently verify the accuracy thereof.
          UIM is an online entertainment operator that provides online gaming services, including online casinos and virtual poker rooms. By utilizing our software, UIM offers these services through several Web sites, including Everest Casino (www.everestcasino.com) and Everest Poker (www.everestpoker.com), which was named the Poker Operation of the Year in 2007 by e-Gaming Review, a poker industry journal. UIM markets its Web sites, in part, through Affiliated Web Attractions’ “United Partner Program” (www.affiliatedweb.com), and through its newly launched Web site Everest Affiliates (www.everestaffiliates.com), which also utilizes our software. Under these programs, private and commercial owners of Web sites are invited to place on their Web sites banners containing links to UIM’s Web sites, in return for fees based on the number of qualified new players signing up, or from revenues generated by users that have been directed to UIM’s Web site from such banners. Our software package also includes the platform to operate this aspect of the business. UIM intends to phase out its marketing program through the “United Partner Program” replacing it with launching its Website Everest Affiliates program in 2008.
          In March 2008, UIM secured a key multi-year promotional agreement with the World Series of Poker, a premier world poker event with over 50,000 participants from around the world competing for a prize pool of over US$150 million, with a broadcast audience of over 350 million households worldwide over approximately 2,700 broadcast hours. Pursuant to the terms of this agreement, Everest Poker will be the sole poker-related table sponsor of the World Series of Poker and will enjoy a prominent logo position on the “felt” of every table used in the competition, as well as exclusive brand positioning on the “inner-rung” of the championship table. Everest Poker will also be given other prominent on-site visibility during the events, including hanging banners and barricade logos.
          UIM is located in and operates exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. See Item 4, “Information on the Company — B. Business Overview — Regulation — Regulation Relating to Online Gaming.” In addition to licensing our software, we provide UIM with application services and consulting services for its Internet property and infrastructure, including Web site design, payment gateways and database and operating systems, in return for a fixed percentage of UIM’s gross receipts.

          Although we do not have any equity ownership interest in UIM, we consolidated UIM’s assets, liabilities and results of operations for the years ended December 31, 2005, 2006 and 2007 in our consolidated financial statements in accordance with the requirements under FIN 46(R). We are entitled to fees from UIM based upon its revenues. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2005, 2006 and 2007 — Consolidation of UIM , T2 Entertainment and T2 Advertisement under FIN 46(R)” for additional information.
      Competition
          The Internet gaming software industry is characterized by rapid technological change. Our success depends, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.
          Online gaming software design houses and application service providers are our primary competitors. However, given the low barriers to entry in the software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of software and Internet industries. We potentially compete with a number of public and private companies, which provide Internet property architecture design/development, Web design/development and online gaming software design/development, in addition to marketing tools and solutions providers, customer support tools and solutions providers, and e-commerce tools and solutions providers. The diversity of our potential competitors makes it difficult to compile information about the nature of our competitors, their operations and their resources. Traditional Internet service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online gaming services in the future. Such Internet service providers and gaming service providers may also develop and offer underlying software solutions and tools to others in direct competition with us.
          We are also exposed to competition in the Internet gaming industry through our licensees, such as UIM, as license fees with respect to gaming software provided by us typically include a variable fee based on revenues earned by such licensees from the operation of the licensed software. Our licensees (including UIM), face tough competition in the online gaming industry, which is also characterized by low barriers to entry, rapid technological change and ever-changing consumer preferences. New entrants to the online gaming sector, market consolidation and aggressive marketing and pricing by competitors may lead to a significant decline in the customer base, revenues and margins of our licensees. Any future liberalization of licensing or regulation of online gaming in countries where our competitors generate significant revenues is likely to lead to increased competition, including competition from companies that do not currently offer online gaming services. For example, as a result of the UIGEA and the subsequent closing of the online gaming market in the United States, we and our licensees (including UIM) face increasing competition from entertainment service providers in our markets in Continental Europe, which are also increasingly subject to regulation from governmental authorities.
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
Online Games Business
     Overview
          Our online games business in the PRC is operated through our majority-controlled subsidiary, T2CN, and our online games business in Greater China (excluding the PRC) is operated through FunTown.
FunTown
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
          We had originally planned to launch certain MMORPGs by the end of 2007; however, due to delays in the release or launch dates of such games by the developers from which we licensed these games, we were unable to launch any MMORPGs in 2007. Based on estimated launch dates provided by the game developers from which we have licensed such games, we expect to launch our first MMORPG in the second half of 2008.
          In March 2007, we secured an exclusive license from the Sega Corporation to operate Phantasy Star Universe, an online and offline action role-playing game where players customize their size and appearance, vehicles, weapons and helper robots to create their own unique characters.
          In September 2007, we secured an exclusive license from Mgame Corporation, a Korean game developer, to offer and operate Holic Online, a 3D MMORPG game featuring cartoon-like characters, which is expected to be launched in the second half of 2008 in Taiwan, Hong Kong, Macau, and the PRC.
          In October 2007, we secured an exclusive license from Electronic Arts Asia Pacific Pte. Ltd. to offer and operate NBA Street Online, an online basketball game emulating the NBA basketball series, in Taiwan, Hong Kong and Macau. NBA Street Online is currently expected to be launched in the second half of 2008.
          In January 2008, we secured exclusive licenses from Electronic Arts Asia Pacific Pte. Ltd. to offer and operate Warhammer® Online: Age of Reckoning™ in Taiwan, Hong Kong and Macau. Warhammer® Online: Age of Reckoning™ is expected to launch in 2009.
          FunTown also provides services, such as game clubs for players, tournaments related to FunTown’s online games, and social networking, all of which are intended to help build a strong player community. As of May 31, 2008, FunTown had approximately 11.6 million registered members, and for the month of May 2008, approximately 107,000 monthly paying users, approximately 42,000 peak concurrent users and 21,000 average concurrent users. The majority of FunTown’s online game players are 25 to 35 years old, and consist of approximately 55 percent male and 45 percent female players.
          Our operating platform includes our technological infrastructure, distribution and payment system, customer service center, game content management and marketing platform. Our technological infrastructure consists of a server network throughout Greater China, the architecture of which is easily scalable to accommodate business growth and increased future user demand. Our distribution and payment network in Taiwan includes approximately 13,000 physical distribution points. Additionally, in 2007, we processed approximately 956,000 online transactions for virtual point cards. Our customer service system includes a 24-hour call center and a walk-in customer service center. In addition, our most popular online games have separate game content management teams that manage the operation of the games and the online community for the games.
          Currently, our games and services are primarily accessed through personal computers. Our games are also available on mobile phones, the Intel Viiv platform and on certain airlines. We expect FunTown’s games to be offered on Microsoft’s Xbox 360 in Taiwan in the second half of 2008.
          In March 2006, we entered into a cooperation agreement with Wretch Co., Ltd. (“Wretch”) pursuant to which we entered into a strategic alliance with Wretch for the development of an online entertainment community. In 2006, Yahoo! Taiwan agreed to acquire Wretch, which acquisition was completed in May 2007. In connection with this transaction, we agreed to terminate our right to subscribe for an equity interest in Wretch, in consideration for a cash payment of US$0.6 million and a strategic partnership with Yahoo! Taiwan to develop a co-branded Web site with co-marketing of FunTown’s games on key Yahoo! Taiwan properties.

T2CN
          T2CN, one of China’s leading online sports game operators, was incorporated in the British Virgin Islands on May 7, 2004 as a limited liability company by founders, including the CEO of T2CN. Between April 2006 and June 2007, we acquired voting control over the shares of T2CN, and as of June 16, 2008, we hold approximately 65.68 percent of the total outstanding voting rights of T2CN.
          Due to restrictions in the PRC on foreign equity ownership of companies providing Internet content services and certain other licensing restrictions, we operate our online games business in the PRC through T2 Entertainment and T2 Advertisement, which hold the licenses required for the operation of our online games business, and which are owned by PRC nationals. Incorporated on October 8, 2004, T2 Entertainment is owned by Jim Ji Wang, the CEO of T2CN and a shareholder of T2CN, and Ning Lu, a PRC citizen. T2 Advertisement was incorporated on September 18, 2006 and is owned by Gerry Min Ji, the Vice President of Finance of T2CN, and Neil Tao Zhang, the Chief Technology Officer of T2CN.
          We have entered into a series of contractual arrangements which are intended to give us effective control over these entities:
•	Shareholder Voting Rights and Proxy Agreements. T2CN Information Technology (Shanghai) Co., Ltd. (“T2 Technology”), a wholly-owned subsidiary of T2CN incorporated in Shanghai, entered into shareholder voting rights and proxy agreements with the shareholders of T2 Entertainment and T2 Advertisement, pursuant to which each of these shareholders have irrevocably granted T2 Technology the power to exercise all of the voting rights of T2 Entertainment and T2 Advertisement.

•	Exclusive Equity Transfer Call Agreements. T2 Technology entered into exclusive equity transfer call agreements with each of the shareholders of T2 Entertainment and T2 Advertisement, pursuant to which each of these shareholders has granted T2 Technology an irrevocable option to acquire all or part of the equity interests held by them in T2 Entertainment and T2 Advertisement, to the extent permitted by then-effective laws and regulations in the PRC.

•	Exclusive Technical Service and Consultancy Agreements. T2 Technology entered into certain exclusive technical service and consultancy agreements with each of T2 Entertainment and T2 Advertisement, pursuant to which T2 Technology provides technical consulting and related information services for an initial term of eighteen years. Service fees paid to T2 Technology by T2 Entertainment and T2 Advertisement are eliminated in the consolidated financial statements.

•	Equity Pledge Agreements. Each of the shareholders of T2 Entertainment and T2 Advertisement have pledged all of their respective equity interests in these companies as security for the full performance of their respective obligations under each of the agreements described above.
          As of May 31, 2008, T2CN had approximately 72.5 million registered players, and for the month of May 2008, approximately 446,000 paying players, approximately 140,000 peak concurrent users and approximately 46,000 average concurrent users. The majority of T2CN’s online game players are 18 to 28 years old, and consist of approximately 90 percent male and 10 percent female players.
          To strengthen the game pipeline, T2CN secured the exclusive operating rights of several online games in the PRC through licensing, joint-development, or self-development. T2CN licensed a MMORPG game, Holic from a Korea developer in September 2007, and a casual flying game, Sky-Romance from a PRC developer in December 2007. T2CN also began a game development initiative to create one MMORPG game and a few sports casual games, such as tennis and snowboarding. T2CN also acquired the game, The House of Flying Dagger from a PRC developer in November 2007, with the aim to bring this game to the market in the second half of 2008.
      Our Products
          Our online games business in the PRC is operated through our majority-controlled subsidiary, T2CN, and our online games business in Greater China (excluding the PRC) is operated through FunTown.

          FunTown offers more than 40 online multi-player casual games in the following categories: MahJong, Chinese poker, Chinese chess, table games, social games, puzzle-style games, advanced casual games and chance-based games, and intends to launch certain MMORPGs in late 2008. These games are real-time and multi-player capable.
          T2CN game offering in the PRC includes Freestyle Basketball, a casual sports game, and NeoSteam, a MMORPG. T2CN also has entered into agreements securing the right to operate several other online games through licensing, joint-development and internal-development.
          In general, online casual games are games with simple rules that are easy to learn and play, and which can be completed in short sessions. MMORPGs are more complex, require much greater time to learn and often involve large groups of players competing simultaneously online.
MahJong
          MahJong is a traditional and highly popular Chinese social game, often played on holidays, at social gatherings and during special occasions such as weddings. It is widely played in Japan, Korea, Greater China and other parts of Asia. Similar to poker, MahJong is a multi-player game consisting of four players per game. FunTown offers different local versions of MahJong for players in Hong Kong and Taiwan. Players select a table, based on either skill or stakes, and can then invite friends to play on the same table online. Players can compete with anyone throughout FunTown’s Greater China network. Virtual currency is purchased in order to play these games, and may be used to play other FunTown games or to purchase virtual items, but may not be redeemed for cash.
          Special offline events are held from time to time to stimulate interest and foster group solidarity among the many MahJong guilds that players can join online. FunTown organizes a large annual MahJong tournament in Taipei which is open to anyone belonging to one of FunTown’s MahJong guilds. In May 2007, approximately 400 guilds and 20,000 players participated in the event and attended the tournament. In December 2006, we also obtained the exclusive right to co-host the MahJong World Championship together with the World MahJong Organization. In conjunction with the World MahJong Organization, we held or co-hosted a series of MahJong tournaments in Taiwan, Japan and Europe in 2007. On May 15, 2008, we entered into certain agreements with SuperCup and its affiliates, pursuant to which we purchased convertible preferred shares representing approximately 45 percent of the total voting rights of SuperCup. We also obtained worldwide exclusive cooperation rights in conjunction with MahJong and other Asian card games offered by SuperCup.
Advanced Casual Games
          In the PRC, T2CN offers a leading online casual sports game, Freestyle Basketball, a peer-to-peer online street basketball game, in which players can form teams to compete against other teams and customize in-game character appearances and skills through the purchase of virtual items. T2CN is also intending to launch several sports casual games, such as tennis and snowboarding, and a casual flying game.
          FunTown offers a multi-player obstacle running game called Tales Runner which was launched in June 2006. FunTown also secured licenses to operate Nanaimo, an online action role-playing game, from the Topping Corporation, a Korean game developer. Nanaimo was launched in Hong Kong in late 2007 and is expected to launch in Taiwan in the second half of 2008. In October 2007, FunTown secured an exclusive license from Electronic Arts Asia Pacific Pte. Ltd. to offer and operate NBA Street Online, an online basketball game emulating the NBA basketball series, in Taiwan, Hong Kong and Macau. NBA Street Online is currently expected to be launched in the second half of 2008.
          In March 2007, we secured an exclusive license from the Sega Corporation to operate Phantasy Star Universe, an online and offline action role-playing game where players customize their size and appearance, vehicles, weapons and helper robots to create their own unique characters.
Chinese Poker, Chinese Chess, Puzzle-Style Games and Chance-Based Games
          FunTown offers many different Chinese poker games popular in various regions of Greater China. As with MahJong, there are several varieties of poker played in different regions of Greater China. FunTown’s players can select their desired poker table based on the level of skill or stakes. Virtual currency is purchased in order to play these games, and may be used to play other FunTown games or to purchase virtual items, but may not be redeemed for cash. FunTown also offers various popular Chinese chess games. Players can select from opponents online based on different skill levels.

          FunTown also operates a platform known as “Osuke Playground,” which offers a collection of puzzle-style games and matching games. In addition, Osuke Playground also offers some table games such as nine-ball, a contemporary variation of pocket billiards. These games are designed with online multi-player features that allow players to pit their skills against one another. In addition, like all other games offered by FunTown, the Osuke Playground games are integrated into our FunTown platform with features such as a player-to-player messaging system, virtual currency and avatars. The more popular games in Osuke Playground include “Magical Blocks,” “Happy Link,” “Zoo Match” and “Fortress 2.”
          To enhance the variety of FunTown products, FunTown also offers chance-based games for users, who purchase virtual currency in order to play the games. Virtual currency purchased may be used to play other FunTown games, which include bingo, lotto, horse racing, Sic-Bo, and various different kinds of slot games, or to purchase virtual avatar items, but may not be redeemed for cash.
MMORPGs
          Through T2CN in the PRC, we also offer NeoSteam, which is licensed from the leading Korean developer, HanbitSoft. Launched in September 2006, Neosteam is a MMORPG battle game with steam power as its main energy source.
          In December 2006, we, through our 70 percent owned subsidiary, Dragongate Enterprises, secured an exclusive license to offer and operate Hellgate: London, an online action-driven role-playing game, in the territories of Taiwan, Hong Kong and Macau. In the game, the player creates a heroic character and completes quests and battles to advance through experience levels and branching skill paths. A robust, flexible skill and spell system, highly customizable appearances and a massive variety of randomly generated equipment allow players to create their own unique heroes. Hellgate: London is a creation of Flagship Studios, an online game development studio founded in 2003 by a team of executives and developers renowned for numerous best-selling games and multiple Game-of-the-Year Awards to their credit, including the worldwide best-selling Diablo®, Starcraft® and Warcraft® games.
          In September 2007, we secured an exclusive license from Mgame Corporation, a Korean game developer, to offer and operate Holic Online, a 3D MMORPG game featuring cartoon-like characters, which is expected to be launched in the second half of 2008 in Taiwan, Hong Kong, Macau, and the PRC.
          In November 2007, we acquired the game House of Flying Daggers from a PRC developer. The game is based on the motion picture of the same name.
          In January 2008, we also managed to secure exclusive licenses from Electronic Arts Asia Pacific Pte. Ltd. to offer and operate Warhammer® Online: Age of Reckoning ™ in Taiwan, Hong Kong and Macau. Warhammer® Online: Age of Reckoning ™ is a fantasy war and combat game which is part of the Warhammer series of games. We expect to launch Warhammer® Online: Age of Reckoning ™ in 2009.
Social Games
          FunTown has a social networking and matching game called “FunTown Village,” which offers a virtual playground for players to meet other players through their online “avatars.” Players can purchase virtual items, such as clothing and accessories, to enhance the appeal of their online avatars. We plan to introduce more virtual items within FunTown Village to address the strong social interests of our players and to help increase FunTown’s overall appeal as a distinct game community and brand.
      Our Services — FunTown
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
Tournaments
          Tournaments are one of the most important services provided by FunTown. Players can organize and participate in clubs and compete in weekly online club tournaments. On an annual basis, FunTown also sponsors large-scale, real-person tournaments where players attend the tournament in person and compete online via computers provided on the tournament premises.
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
Customer Services
          FunTown provides support and services to its customers through its 24-hour call center in Taipei, its walk-in customer service centers in its offices in Taipei and Hong Kong and through e-mails and online bulletin boards where users can pose questions and receive responses from other users.
      Our Services — T2CN
          Online games offered by T2CN are offered free-of-charge to all players. Players download and install client software from T2CN’s Web sites and play the games. In order to enhance their online game playing experience, players may purchase virtual items that enhance their characters’ performance or other virtual items which may improve the look and feel of their characters or the game playing experience.
Membership Management
          T2CN-Passport is an integrated membership management and payment system, which allows T2CN to maintain a single customer database containing each customer’s profile and payment history. T2CN-Passport is an integrated platform providing one-stop service to customers, distributors and developers. Customers may log in, pay and use any of the fee-based products and services T2CN offers through T2CN-Passport, which also allows our distributors to sell our online points to Internet cafés, and enables Internet cafés to check their point-balances and pay on their customers’ behalf.
Social Networking
          T2CN’s integrated system also incorporates a variety of community-building features, such as bulletin boards which allow registered users to post notes or inquiries and respond to other users’ notes or inquiries. We believe these features encourage user congregation on our site and facilitate player interaction for the games we offer.
Customer Services
          T2CN focuses on providing excellent customer service in order to retain its existing customers as well as attract new customers. T2CN’s customers can access its customer service centers via phone or e-mail at any time.
          T2CN also provides in-game game masters dedicated to the games. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. Game masters are available to respond to players’ inquiries, initiate bug-reporting and removal process, as well as to identify, record and deal with inappropriate player behavior such as cheating and fighting. We believe that our provision of game masters to monitor the gaming environment is an important element in both maintaining our customer loyalty and efficiently addressing technical problems as they arise.
      Our Pricing, Distribution and Payment
          Our principal sources of revenue for online games are access fees for FunTown and fees for sale of in-game items for FunTown and T2CN. We offer flexible pricing to suit different players’ playing habits. We have both hourly and monthly access fee pricing schemes to cater to light-usage and heavy-usage players, respectively.
          We also charge players fees for the purchase of various in-game items, mainly virtual coins and customized avatars.
          T2CN and FunTown have both physical and virtual distribution channels for its games:
•	Physical distribution channels. Physical distribution channels include convenience chain stores, such as 7-11, and Internet cafés. At these locations, users may purchase pre-paid cards with varying amounts of credits to play FunTown’s and T2CN’s casual games. In addition, players may purchase game packs to play specific games on FunTown’s and T2CN’s platforms.

•	Virtual distribution channels. Virtual distribution channels consist of various Web sites, including FunTown and T2CN’s official Web sites. Users of FunTown may also purchase game credits through online sites with their credit card, bill charges through their telecom carrier or web ATM.
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
      Our Marketing
          Our marketing strategy is to capitalize on our established brand and utilize our large existing user base and distribution network to retain our existing users and attract new users. We employ a variety of traditional and online marketing programs and promotional activities to promote our games, which include:
•	In-Game Events and Marketing. We organize in-game events for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. Examples of in-game

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
•	Cross-Marketing. We have cross-marketing relationships with popular consumer brands, technology companies and major telecom carriers. We believe that our cross-marketing relationships with certain well-known companies, including Coca-Cola, 7-11 and Microsoft Corporation (“Microsoft”), will increase the recognition of our online game brands.

•	Open Beta Testing. Our open beta testing system tests both the operation of new games under open market conditions and introduces new games to users. During open beta testing, we do not charge users to play the new game. Open beta testing provides an initial user base and creates initial interest and word-of-mouth publicity to support the commercial launch of the game.

•	Offline Events/Promotions. From time to time we distribute free game-related posters, promotional prepaid cards for beginners and game-related souvenirs at trade shows, selected Internet cafés and other locations. We may conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our user base. Furthermore, we may sponsor select media events, such as industry-related awards shows and TV shows, to promote our brand names and our games.

•	TV Commercials. We use TV commercials to attract potential customers and to promote our games and brand.

•	Marketing Research. We use various qualitative and quantitative market research methods to analyze our target market and to differentiate our product offerings from those of our competitors.

•	Game Magazine Advertisements. We also advertise certain games in various game magazines. From time to time, we also collaborate with these magazines in various promotions, including giving away copies of certain games free of charge with each magazine sold.

•	Direct Marketing. We use telemarketing and email correspondence to inform our users of new products, promotions and other product related services.
      Our Players
          As of May 31, 2008, we had over 84.1 million registered players of our online games, and we recorded over 553,000 paying players, approximately 182,000 peak concurrent users and 67,000 average concurrent users, all in the month of May 2008.
      Our Sources of Products and Services
          Historically, FunTown developed its games and services in-house to have better control of the game features and allow for seamless integration with our games platform while T2CN licensed games from leading developers. Occasionally, we outsource game development to game studios to expedite the development process and time to market. As of May 31, 2008, we hold licenses for the operation of eight games in various territories: Tales Runner, Hellgate: London, Phantasy Star Universe, Nanaimo, NBA Street Online, Holic, Sky-Romance and Warhammer Online. Game licensing costs typically consist of an upfront fee and an ongoing licensing fee equal to a percentage of revenues earned from the licensed games.
          We continue to aggressively expand our product and service offerings by developing and launching new games and updating games and community features on our platform. We are currently working with Microsoft to launch FunTown’s online MahJong on the Xbox 360 in Taiwan, which is expected in the second half of 2008. In order to support FunTown’s product development capabilities and develop our proprietary online games, FunTown has a strong research and development team composed of approximately 63 employees in Taipei and Shanghai as of May 31, 2008.
          Through T2CN, we have also entered into joint-development agreements with third-party game developers and have also created an internal game-development unit, which is comprised of 26 employees. Going forward, we expect to offer a mix of both internally-developed and outsourced, and licensed product offerings. We expect our licensed games to be made available on our platforms by the end of 2008.
      Our Technology and Infrastructure
          We have a scalable and modular platform that enables us to increase our game offerings and services. The platform consists of several key modules: authentication, billing, game management, customer service, and the basic platform operation. Since our platform was designed with scalability in mind, both FunTown and T2CN have their own unified user account system, which allows FunTown players to use a single account to access all FunTown games and T2CN players to use a single account to access all T2CN games, respectively. Our billing and game management modules are flexible enough to integrate both in-house developed and licensed games. Our customer service module enables us to assist our players both in and outside of the games.
          As technologies advance and enable people to access the Internet in new ways, we plan to expand our offerings to match these new access technologies and platforms. FunTown is currently working with Microsoft to develop some of our available games for use on the Xbox 360 platform, with Intel to make some of our games and services available on its Viiv technology for digital home media centers and with Chunghwa Telecom to offer certain of our popular game titles on its media-on-demand system. FunTown also has created games for use on other wireless mobile phone platforms. In addition to these new technologies, FunTown’s games are currently available to air travelers on certain airlines, enabling players to play with other passengers traveling on the same flight.
      Competition
          Our main competitors in the online games business are online game operators in Taiwan, Hong Kong, the People’s Republic of China (“PRC”) and Macau, or Greater China, including Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc., The9 Limited, Nineyou (Shanghai Everstar Online Entertainment Co., Ltd.), Tencent Holdings Limited, Ourgames.com (Beijing Globalink Computer Technology Co., Ltd.) and Chinagames.net in China, and online game operators in Taiwan, including Gamania Digital Entertainment Co., Ltd. (“Gamania”) and Soft-World International Corporation.
          We expect more companies to enter the online games industry in Greater China and a wider range of online games to be introduced to the Greater China market given the relatively low entry barriers to the online games industry. Our competitors vary in size and include large companies such as Shanda, many of which have significant financial, marketing and game development resources as well as name recognition. To cope with competition, we aim to develop new features and services that we think our players will pay for and enjoy. We also work on strengthening the appeal of our online games platform through building player communities, honorary titles, virtual badges and banners of honor, as well as other virtual assets.
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
          As of May 31, 2008, we were the owner of 56 software copyrights and 55 trademarks registered with various government agencies throughout Greater China. We also hold licenses for the operation of eight online games, including: Tales Runner, Hellgate: London, Phantasy Star Universe, Nanaimo, NBA Street Online, Holic, Sky-Romance and Warhammer Online. We also began our game development initiative to create one MMORPG game and a few sports casual games, such as tennis and snowboarding.
Internet Access and Service Business
     Our Services
          We provide broadband Internet access and services to consumer and corporate customers through various technologies and products including, cable modems, leased-lines, virtual private network and other value-added services. Our Internet access and service business continues to operate in a very competitive and challenging environment. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers. Accordingly, we do not expect to see significant growth in our subscriber base in the future, in line with our ongoing strategy to shift resources away from this legacy business.

      Internet Access and Services Offerings
          Cable Modems. We offer our broadband Internet access and services for consumers via cable modems at transmission speeds of up to 6 Mbps. Our cable modem-based broadband access services allow subscribers to use bandwidth-intensive multimedia applications such as interactive games, high-quality audio, video and distance learning applications, and electronic commerce applications such as retailing, financial services and online software distribution more efficiently. We reached an agreement in principle in May 2004 with a number of our cable partners to whom we provide bandwidth on an exclusive basis to equally share revenues, thus providing our cable partners with increased economic incentives to promote two-way cable services through their systems. In September 2005, we started providing a number of our exclusive cable partners, cable modem services that they could sell under their own brand name. Two-way cable systems allow us to offer subscribers higher upstream transmission speeds and “always on” Internet access capabilities. Some of our agreements with cable modem partners expired in June 2008, and we are in the process of renewing these agreements. As of December 31, 2007, we had 6,906 cable modem-based broadband customers, as compared to 2006, when we had 11,447 cable modem-based broadband customers, and we had 17,600 cable modem-based broadband customers as of December 31, 2005.
          Corporate Internet Access And Services. We also offer dedicated and high-speed Internet access and services to corporate customers over optic-fiber lines. Our target customers include ISPs, Internet content providers (“ICPs”), corporations, SMEs and Internet cafés. Our corporate ISP services include leased-line services (ranging from 1 Mbps to 1 Gbps) virtual private network and other value-added services.
          ADSL. In May 2006, we sold our ADSL Internet access and service business to Webs-TV. The total transaction price of approximately US$18.1 million consisted of a cash consideration of approximately US$8.9 million related to the sale of the ADSL business, and a cash consideration of approximately US$9.2 million related to the provision of certain agreed upon services, including bandwidth, billing, and consulting services, and the right to use GigaMedia’s ADSL brand for a period of five years. Cash proceeds in 2006 and 2007 from the sale of the ADSL business, net of transaction costs and VAT, were approximately US$3.3 million and US$4.9 million, respectively.
      Markets for Internet Access and Services
          Consumer Internet Access And Services. Our two-way cable modem-based broadband service packages are offered at approximately US$36.97 per subscriber per month for premium service, approximately US$26.21 per subscriber per month for a mid-tier package, and approximately US$21.55 per subscriber per month for a basic service. We also offer selected subscribers discounts on their monthly access fees and quarterly or yearly payment options to further promote our access services. We recognize our revenues from access fees net of the split with cable partners and these discounts. In the future, our product mix may change in response to market dynamics.
          The number of subscribers of our two-way cable modem-based broadband services has declined significantly due to competition. The table below sets forth the number of our subscribers on the dates specified. We do not expect to see significant growth in our subscriber base in the future, in line with our ongoing strategy to shift resources away from this legacy business. Consistent with our focus on online entertainment, we have retained financial advisers to explore the potential sale of this legacy business.

	Number of Subscribers
Date	2005	2006	2007
31-Mar	18,645	16,417	10,155
30-Jun	17,929	15,154	8,844
30-Sep	17,386	13,185	7,521
31-Dec	16,534	11,447	6,906
          Besides directly providing cable modem-based Internet services under GigaMedia’s brand name to end-users, we also provide trunk bandwidth and backend systems, which include a customer provisioning system, billing system and network management system, to cable operators that wish to operate their cable modem-based Internet service under their own brand names or turnkey cable modem services. We receive fees from these cable systems under various revenue sharing arrangements. As of May 31, 2008, we had exclusive agreements with 11 out of our 25 cable partners granting us the exclusive right to provide Internet access and services through their cable systems.
          Corporate Access Services. KBT offers and sells dedicated and high-speed Internet access to corporate customers over optic-fiber Ethernet MAN infrastructure. KBT offers various speeds of leased-line services, ranging from 1Mbps to 1Gbps, to different kinds of subscribers like ISPs, ICPs, corporations, SMEs and Internet cafés. KBT charges its customers monthly access fees and other value-added services depending on the level of bandwidth and type of services provided. As of May 31, 2008, KBT had more than 900 corporate users, and the business contributes more than 56.2 percent of the revenues from our Internet access and service business.

      Other Services
          As part of our Internet services, we provide various other value-added services including electronic mail, bulletin boards and photo albums.
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
          In connection with the sale of our ADSL business, we have given Webs-TV the right to co-locate their equipment in our network operation centers.
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
      Data Backbone
          Ongoing privatization of the telecommunications market by Taiwan’s government has expanded the number of telecommunications operators. Including Chunghwa Telecom, there are currently four fixed-line telecommunications operators in Taiwan. It is our policy to continually monitor the usage pattern, adjust the network architecture, and select better leased-line circuit providers to optimize our user experience and service economics.
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
          Corporate Access Services. With an optical Ethernet MAN infrastructure and solution, KBT is able to provide corporate customers one-megabit increment, on-demand leased-line services. We primarily use a direct sales force to reach our potential customers.
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
      Competition
          The Internet access and service industry is highly competitive.
          We mainly compete with broadband ISPs, which provide basic Internet access to consumer and corporate users generally through the provision of ADSL services using existing telephone networks or cable modem-based services operating over cable television networks. The Internet access and service industry in Taiwan is highly competitive. The broadband Internet access and service industry in Taiwan is dominated by the main fixed-line telecommunication company, Chunghwa Telecom. As of May 31, 2008, Chunghwa Telecom’s HiNet broadband service is the broadband ISP market leader estimated to have over 80 percent of the market share, while we have only managed to capture less than 1 percent of the market share. The primary basis for competition is price. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers.
          We also compete with other broadband technologies, including integrated services digital networks and wireless (and, in particular, WiMax). In the cable modem-based Internet access market, we believe that our close relationships with a large number of cable partners and our exclusive access to a substantial portion of Taiwan’s households and businesses provide us with a competitive advantage. Our competitors in Internet access and services include all four fixed-line operators in Taiwan.
          We also face competition in corporate ISP services from fixed-line service providers, including Chunghwa Telecom, Taiwan Fixed Network, NCIC’s Sparq and Asia Pacific Online and other Internet access and service providers in Taiwan.
          Some of our major competitors, including Chunghwa Telecom, have certain competitive advantages over us, including financial and marketing resources, established customer relationships, brand awareness, customer access and telecommunications infrastructure.
      Intellectual Property and Proprietary Rights
          As of May 31, 2008, we held 22 trademarks and two patents registered in Taiwan.

Regulation
     Regulation Relating to Online Gaming
          Our gaming software and service business includes software development and the provision of application services for Internet gaming. We are dependent on UIM for all of the revenues from our gaming software and service business. UIM operates an online gaming business and also sub-licenses our software products to third parties. We earn fees from UIM based upon its revenues.
          We are incorporated in Singapore, and Singapore law does not prohibit us from providing software products and application services to online gaming companies.
          UIM operates exclusively in the Kahnawake territory in Canada under a gaming license issued by the Kahnawake Gaming Commission, subject to continuing satisfaction of strict licensee requirements. All of UIM’s gaming transactions take place in Kahnawake. UIM operates exclusively from computer servers in Kahnawake.
          However, the end-users of our software products, including the online gaming customers of UIM and its sub-licensees, are located around the world and it is, in many cases, uncertain which governments have authority to legislate or regulate different aspects of these industries. Moreover, the Internet gaming industry is still in an early stage of development and the worldwide legal and regulatory environment in which the businesses operate therefore remains highly fluid and subject to change. While most foreign jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to Internet gaming. Issues such as determining the physical location of a gaming event as well as significant differences in the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. The risks and uncertainties in the worldwide legal and regulatory environment make it impossible to assess whether our status or operations as an application service provider to the online gaming industry, or the Internet gaming services provided by UIM, are in compliance with all laws and regulations of the jurisdictions where our gaming software products are used.
          In the United States, the current administration adheres to the view that Internet gambling is already prohibited by the Federal Wire Act and other federal laws, such as the Patriot Act. Under the Patriot Act, both U.S. and non-U.S. banks that process online gaming transactions for U.S. persons may face potential criminal proceedings, as U.S. jurisdiction extends to non-U.S. banks that have correspondent accounts in the United States. Internet gambling activity also constitutes illegal gambling activity in all 50 U.S. states, including those states where other forms of gambling are legal.
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
          In November 2004, the World Trade Organization (“WTO”) found that the United States was in violation of its commitments under the General Agreement on Trade in Services (“GATS”) by not allowing operators of online gaming services licensed in Antigua and Barbuda to access U.S. markets. The decision was appealed and, in April 2005, the Appellate Body of the WTO found that the provisions of the Wire Act, Travel Act and Illegal Gambling Business Act are inconsistent with the obligations of the United States under the GATS, but also that the United States had shown that such measures are necessary to protect public morals or maintain public order and therefore fall within an exception to its general obligations. However, the Appellate Body further found that, in light of existing federal legislation regarding Internet gambling on horseracing, the United States had failed to demonstrate that the Wire Act, Travel Act and Illegal Gambling Business Act are applied equally to both foreign and domestic providers of online gambling services for horseracing and therefore recommended that the United States bring its legislation into conformity with its obligations under the GATS. In March 2007, the WTO issued a report which found that the United States had failed to bring its legislation into conformity with its obligations under the GATS.
          The United States has moved to withdraw gambling from the list of U.S. service industries covered by its commitments to the 1994 GATS treaty, a move to further limit its ongoing exposure to actions taken by other nations excluded from offering gambling services in the United States. In order to do so, the U.S. first must agree to compensatory trade concessions with the eight WTO members which claimed to be prejudiced by such a move (the EU, China, India, Canada, Australia, Costa Rica, Japan and Antigua). Once this process is concluded, the U.S. will effectively no longer be accountable to the WTO over restrictions applied to any type of gambling service, whether remote or terrestrial.
          In December 2007, WTO’s arbitration panel announced an award to Antigua and the U.S. agreed to a compensation package with the European Union. It is believed that the U.S. has already agreed to deals with Australia, Canada and Japan. Negotiations with the remaining countries continue.
          A number of states are lobbying/petitioning U.S. federal authorities to ensure they retain the ability to regulate state gaming and that this ability is not affected by the WTO decision. However, because of these recent WTO events, U.S. legislative pressure for a regulated solution has diminished and the likelihood of any additional WTO cases against the U.S. has been greatly reduced.
          Finally, substantial uncertainties in the global regulatory environment relating to online gaming expose our Company to a real risk that regulatory authorities in various jurisdictions may determine that our gaming software and service business provides online gaming services (rather than only providing software and application services to our licensees) and thus subject our Company to the gaming laws and regulations in those jurisdictions.
          In Europe, several countries, led by the United Kingdom, have adopted a regulated online gaming approach. Italy has proposed more liberal online gaming regulations and is currently seeking EU approval for the regulations to take effect. However, opposing views are present in Europe. Some European countries, where there are state-owned gaming monopolies, primarily related to lotteries and online sports betting, have taken action or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on our licensees and consequently on our Company. For example, the French governmental authorities have passed legislation effective from March 2007, prohibiting operators other than certain specified state-owned enterprises from operating Internet gaming sites in France. Additionally, the German Interstate Gambling Treaty came into force on January 1, 2008, an agreement that seeks a prohibition on the use of the Internet for all gambling services (except horserace betting). Both the French and German legislation call for various forms of ISP blocking or warning pages to be placed on gaming sites, financial transaction blocking and advertising restrictions. As of June 1, 2008, regulations and other necessary actions required to implement these laws and the banking restrictions have not been adopted. Such actions by these European Union (“EU”) member states are in contrast with rulings from the European Court of Justice and have prompted the European Commission (“EC”) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EU’s principles regarding the European single market. There is no indication that any such legislation will be introduced in the near term.
          For additional information on the regulatory environment relating to online gaming, see Item 3, “Key Information — D. Risk Factors — The worldwide legal and regulatory environment in which our gaming software and service business operates is characterized by uncertainties that could adversely affect our business and operating results.”
      Regulations Relating to Online Games in Taiwan
          At present, there is no specific law in Taiwan governing online game services, nor are there any specific licensing requirements imposed on Internet content providers in connection with offering online game services. The National Communications Commission (the “NCC”) was established in March 2006. In December 2006, the NCC proposed the overhaul of the regulatory framework in the communications and broadcasting sectors by amending the Telecommunications Act, the Radio and Television Act, the Cable Radio and Television Act and the Satellite Radio and Television Act. Pursuant to this proposal, the legislation at issue would be consolidated into a new legislative Act to be known as the Communications and Broadcasting Act. The proposed legislation is currently being reviewed by the Executive Yuan and will be submitted to the Legislative Yuan for approval before coming into effect.
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

          Computer Software Ratings. The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating, which took effect in January 2007. Computer software includes the game software which can be installed in computers. The provider of computer software shall identify the rating of the computer software when it provides it to users. There are four ratings: (i) Mature Audience Only (not suitable for those below the age of 18); (ii) Parental Guidance Advisable (not suitable for those below the age of 12; parental guidance is advisable for those between the age of 12 to 18) (iii) Parental Guidance Strongly Suggested (not suitable for those below the age of 6; guidance from parents, teachers or adults is strongly suggested for those between the age of 6 to 12); and (iv) General Audience (suitable for all ages).
          Online Game Contract Template. The Ministry of Economic Affairs and the Consumer Protection Commission have published a model contract template which sets out permitted terms and limitations with respect to online game services offered in Taiwan, pursuant to the Consumer Protection Act. Generally, consumers should be given at least three days to review such contract. Amendments or changes to fees payable for services offered must be publicly announced at least thirty days prior to such amendment, and notification provided to consumers. Consumer game records must be maintained by each online game operator for a minimum period of thirty days and shall be open to inspection by such consumers. Suspension periods for consumers who have breached the terms of their online game contracts may not exceed a period of seven days.
      Regulations Relating to Online Games in the PRC
          Our provision of online games and online game-related content on our Web sites in the PRC is subject to various Chinese laws and regulations relating to the telecommunications industry and Internet and online games and is regulated by various government and regulatory authorities. See Item 3, “Key Information — D. Risk Factors — The laws and regulations governing the online games industry in the PRC are evolving and new regulations may adversely affect our business.”
          PRC regulations prohibit a foreign investor from owning more than 50 percent of the equity in a PRC entity which provides value-added telecommunications services. Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business operating license, or an ICP license, from the appropriate telecommunication authorities in order to carry on its operations in the PRC.
          In addition, since online games fall within the definition of “Internet culture products” under the Tentative Measures for Internet Culture Administration (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate Ministry of Culture for its operation of online games, and foreign investors are restricted from owning equity in such entities. The provision of online games is also deemed an Internet publication activity, within the meaning of the Tentative Measures for Internet Publication Administration (2002), and therefore, an online game operator must also obtain the approval of the relevant press and publication administrative authorities or cooperate with a licensed Internet publisher, as well as the appropriate licenses, in order to carry on its online games business in the PRC. Foreign investors are also restricted from owning equity in entities which provide Internet publications. Further, no online game products involving (among others) obscenity, gambling, violence, superstition or illegal money-collecting transactions are allowed to be produced and circulated in the PRC, and online games regardless of whether imported or domestic are subject to a content review and require approval or filing with the Ministry of Culture in accordance with relevant PRC law. If games are imported without such approval, the Ministry of Culture may impose penalties on the non-complying operator, which include the revocation of its Internet culture operation license. In addition, online game operators are required to develop identification verification and reorganization software for online game products, to restrain youths from playing online games and limit their playing time, and to reform gaming rules which might induce online gaming addiction (including adoption of real-name registration systems).
          In April 2007, the PRC governmental authorities, including GAPP, the MII, the Ministry of Education and the Ministry of Public Security also passed the “Anti-Internet Addiction Regulations,” with the purpose of discouraging minors from spending excessive amounts of time playing online games. Pursuant to these regulations, Internet game operators have been ordered to install anti-addiction software features on all existing online games from mid-July 2007 and include the software in all online games to be put into operation in the PRC, which will (among other features) limit the number of points and other benefits which can be awarded to game players after they have been online in excess of specified periods of time. Internet game operators will also be required to adopt real-name registration, which will require online game players to register their real identity information before they will be allowed to play online games. Failure by the online game operators to comply with these requirements may subject operators to penalties, including but not limited to suspension of operation of online games, revocation of operating licenses and approvals for operations, rejection or suspension of application for approvals, licenses, or filings for any new game, or being prohibited from operating any new game.
          On February 15, 2007, fourteen governmental authorities, including the Ministry of Culture, the Ministry of Information Industry, the State Administration for Industry and Commerce, and the People’s Bank of China (“PBOC”), jointly issued a circular entitled a Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular grants the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. The circular also restricts the volume of virtual currency that may be issued and the purchase of such virtual currencies. Virtual currency must not be used to purchase any physical products, refunded with a premium or otherwise illegally traded.
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
          The Telecommunications Act regulates two types of telecommunications companies, Type I operators and Type II operators. Type I operators, such as Chunghwa Telecom, are enterprises that have established their own switching and transmission facilities to provide telecommunications services. These facilities-based services are similar to common carrier services or basic services in the United States. Type II operators, such as Hoshin GigaMedia and KBT, comprise all telecommunications operators other than Type I operators, including companies that generate fees from providing Internet access, online information, electronic mail and electronic commerce services.
          Regulation of Type II Operators. Type II operators typically provide telecommunications services to customers by using the telecommunications facilities of Type I operators and are not permitted to engage in the buildup of telecommunications facilities. Type II telecommunications services can be further divided into special Type II telecommunications services and general Type II telecommunications services. A special Type II telecommunications license is required for any Type II operator which provides simple voice resale, Internet telephony and other international telecommunications services by leasing international circuit(s). A general Type II telecommunications license is required for any Type II operator which provides telecommunications services other than those specified above. Hoshin GigaMedia and KBT each hold a general Type II telecommunication license.
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
          Liberalization of Type I Fixed Network Licensing. The Directorate General of Telecommunications adopted the Regulations Governing Fixed Telecommunications Network Business (“Fixed Network Regulations”) in 1999 to govern the issuance of fixed network communication licenses and the business conducts of fixed network business operators. Type I fixed network communications licenses are subdivided into comprehensive network, local network, long distance network, international network and lease-circuit licenses. These regulations have been designed to grant additional comprehensive network licenses to encourage competition with Chunghwa Telecom, which is a state-owned company and currently the dominant fixed-line network operator in Taiwan. The NCC promulgated amendments to the Fixed Network Regulations on May 21, 2007 whereby the NCC lowers the threshold for a cable TV system operator to operate a local telecommunications network within its franchise area on the one hand and allows a fixed network operator to operate a multimedia content transmission platform (to broadcast programmed channels) on the other.
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
      Cable Regulation in Taiwan
          Regulation on Shareholding. In 2000 and 2001, the Cable Radio and Television Act was modified. Under the modified regulations, the original regulations of “a single shareholder cannot own more than 10 percent of the total issued shares of a cable operator,” and “no shareholder and its related parties may collectively own more than 20 percent of a cable operator’s total issued shares” were eliminated. Instead, the shares of a cable operator directly or indirectly held by foreign shareholders cannot exceed 60 percent of all outstanding shares of the cable operator. Furthermore, foreign shareholders who directly hold shares of a cable operator are limited to foreign corporations, and the total shares held by them cannot exceed 20 percent of all outstanding shares of the cable operator.
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
          Open Access Regulation. Under the Regulation Governing Fixed Network Business described above, cable operators must obtain leased-circuit licenses issued by the NCC in order to lease their circuits to companies that provide services through their cable systems. The Directorate General of Telecommunications (which was replaced by the NCC in March 2006) began to accept applications for these licenses from cable operators in June 1999 and most of the cable operators have been granted with leased-circuit licenses to lease out their cable capacities to Type I operators and Type II operators, including Hoshin GigaMedia and KBT. As a condition to holding these licenses, any licensed cable operator that is deemed to be a dominant operator in the fixed network business market (such as in leased-circuit business) may be required by the NCC to allow all parties to provide services, including Internet access and services, through their cable systems on substantially similar terms. Any imposition of this requirement from the NCC on the cable partners having exclusive relationships with us will eliminate the benefits associated with our exclusive rights.

C. Organizational Structure
          We are a holding company incorporated in Singapore in September 1999. Prior to 2002, our primary business was to provide broadband Internet access and services in Taiwan. After we acquired our gaming software and service business in April 2004 and our online games business in January 2006, we became a major provider of online entertainment software services. In September 2005, we sold our interest in our land-based music distribution business. The organization chart and the table below set forth our business structure and the name, year and country of incorporation for each of our principal subsidiaries and our percentage holding and principal activities as of June 16, 2008:

Organization Structure*

*Includes our principal operating subsidiaries only.

		Place of	Our
	Year of	Incorporation	Percentage
Entity	Incorporation	Operation	Holding	Principal Activities

Held by our Company

GigaMedia International Holdings Limited	2004	British Virgin Islands	100%	Holding company

Hoshin GigaMedia Center Inc.	1998	Taiwan	100%	Cable-based Internet access services and FunTown online games portal

Held by Hoshin GigaMedia Center Inc

Koos Broadband Telecom Co., Ltd.	2001	Taiwan	100%	Broadband Internet access services targeting business clients

Held by GigaMedia International Holdings Limited

Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company

FunTown World Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Pacific Limited	2006	British Virgin Islands	100%	Holding company

GigaMedia Finance International Limited	2000	Cayman Islands	100%	Holding company

GigaMedia Global Limited	2004	British Virgin Islands	100%	Online game company

GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company

Skyace Pacific Limited	2006	British Virgin Islands	100%	Holding company

Centermax Limited	2007	British Virgin Islands	100%	Holding company

GigaMedia Capital Limited	2007	British Virgin Islands	100%	Holding company

GigaMedia Development Limited	2007	British Virgin Islands	100%	Holding company

Giga Slam Dunk Corporation	2007	Malaysia	100%	Holding company

Giga Wartime Corporation	2007	Malaysia	100%	Online game company

		Place of	Our
	Year of	Incorporation	Percentage
Entity	Incorporation	Operation	Holding	Principal Activities

E-Sports International Corporation Limited	2008	Hong Kong	100%	Online game company

GigaMedia SuperCup Holdings Limited	2008	British Virgin Islands	100%	Online game company

Held by FunTown World Limited

FunTown Hong Kong Limited	1999	Hong Kong	100%	Online games portal

Held by GigaMedia Asia Limited

GigaMedia China Limited	2005	British Virgin Islands	100%	Holding company

Held by Skyace Pacific Limited

Dragongate Enterprises Limited	2006	British Virgin Islands	70%	Online game developer and operator

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Software developer and application service provider

Cambridge Interactive Development Corporation (Quebec) Inc.	2005	Canada	100%	Financial and management services

Cambridge Interactive Development Co., Ltd	2008	United Kingdom	100%	Software support services

Internet Media Licensing Limited	2005	British Virgin Islands	100%	Software developer and application service provider

Held by GigaMedia China Limited

T2CN Holding Limited	2004	British Virgin Islands	65.68%	Online game developer and operator

Held by T2CN Holding Limited

J-Town Information Co., Ltd.	2005	Shanghai, PRC	100%	Online game developer and technical service provider

T2CN Information Technology (Shanghai) Co., Ltd.	2004	Shanghai, PRC	100%	Online game developer and technical service provider

Held by T2CN Information Technology (Shanghai) Co., Ltd.

Shanghai T2 Entertainment Co., Ltd.	2004	Shanghai, PRC	100% controlled	Online game developer and operator

Shanghai T2 Advertisement Co., Ltd.	2006	Shanghai, PRC	100% controlled	Advertising

D. Property, Plant and Equipment
          Our principal executive office and operating office are located at 7th to 9th Floor, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, where we lease approximately 35,398 square feet of office space. We also lease office and other space, including space for our servers, in various other locations. In Hong Kong, we lease office space of approximately 5,772 square feet located at Unit 2201-3A and Unit 06, 22/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.
          We operate our gaming software and service business from CESL’s headquarters at 100 Cambridge Park Drive, Cambridge, MA 02140, U.S.A., where we lease approximately 45,025 square feet, and from the offices of Cambridge Interactive Development Corporation (Quebec) Inc. at 1550 Metcalfe Street, Suite 1510, Montreal, Quebec, H3A 1X6, Canada, where we lease approximately 1,638 square feet.
          We operate our online games business from FunTown’s office in Taiwan at 8F, No. 22, Lane 407, Sec. 2, Tiding Blvd., Taipei 114, Taiwan, where we lease approximately 47,137 square feet, FunTown’s Hong Kong office at Suite 1403-1405 Sunbeam Plaza, 1155 Canton Rd. KL, Hong Kong, where we lease approximately 4,831 square feet and also approximately 1,265 square feet of warehouse space situated at the same location.
          We operate our online games business in China from T2CN’s offices located at 12F, Xinyuan Technology Plaza, 418, Gui Ping Road, Shanghai, China, where we lease approximately 28,807 square feet.
          We operate our legacy Internet service and access business from Hoshin GigaMedia’s office at 4F, No. 57, Dongxing Road, Taipei 110, Taiwan, where we lease approximately 9,272 square feet, and from KBT’s office at 6F, No. 20, Lane 478, Rueiguang Road, Neihu District, Taipei 114, Taiwan, where we lease approximately 13,092 square feet.
ITEM 4A. UNRESOLVED STAFF COMMENTS
          We do not have any unresolved Staff comments that are required to be disclosed under this item.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
          Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our consolidated financial statements as prepared in accordance with U.S. GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included elsewhere in this annual report.
Overview
          We are a holding company. We operate three principal businesses through our subsidiaries:
•	Through our gaming software and service business, we develop and license online poker and casino gaming software solutions and application services, primarily targeting emerging continental European markets. As a software developer and support service provider, we offer software solutions for online gaming, which we license under software license and support service contracts.

•	Our online game and service business operates a suite of play-for-fun online games, mainly targeting online game players in Asia.

•	Our legacy Internet access and service business, which provides Internet access and service with multiple delivery technologies to consumers and broadband services to corporate customers in Taiwan.
          In 2007, we recorded total operating revenues of approximately US$166.9 million, an increase of approximately US$72.6 million year-over-year, resulting mainly from revenue growth in our gaming software and service business, which had an increase in operating revenues of approximately US$63.9 million year-over-year, and consolidation of T2CN from June 1, 2007. Our total costs and expenses increased by approximately US$56.5 million year-over-year to US$128.8 million. We recorded net income in 2007 of approximately US$38.9 million, an increase of approximately US$8.1 million year-over-year.
          Gaming Software and Service Business. We operate our gaming software and service business through our subsidiary, CESL, and through its wholly-owned subsidiaries, CIDC and IMLL. Our gaming software and service business generated revenues of approximately US$119.0 million, gross profit of approximately US$102.7 million, and operating income of approximately US$37.7 million in 2007.
          We are dependent on our licensee, UIM, whose financial results were incorporated into our consolidated financial statements pursuant to FIN 46(R) although we do not own any equity in UIM. See “— A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2005, 2006 and 2007 — Consolidation of UIM, T2 Entertainment and T2 Advertisement under FIN 46(R).” Under the terms of the licenses granted by us to our licensees (including UIM), we are entitled to a share of the revenues of such licensees and as such, we bear certain economic risks with respect to, and derive certain economic benefits from, their operations.
          Online gaming software design houses and application service providers are our primary competitors. However, given the low barriers to entry in the software industry and the increasing popularity of Internet-based businesses, there are a large number of competitors scattered throughout many different segments of the software and Internet industries. In addition to known current competitors, traditional gaming service providers and other entities, many of which have significant financial resources and name brand recognition, may provide online gaming services in the future, and thus become our competitors.
          Faced with our known competitors, and most likely several new competitors which may be established in the near future, we will continue to focus on the principal competitive factors that we believe can differentiate our product offerings from those of our competitors, including: brand, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices in our industry.
          Online Game and Service Business. We operate our online game and service business through FunTown and T2CN. FunTown is a leading casual games business with operations throughout Greater China. We acquired FunTown in January 2006 and incorporated results of the business into our consolidated financial statements starting from January 1, 2006. T2CN is a leading online sports game operator in the PRC. We consolidated and incorporated T2CN operation results into our consolidated financial statements starting from June 1, 2007. Our online game and service business generated revenues of approximately US$32.8 million, a gross profit of approximately US$23.6 million, and operating income of approximately US$6.8 million in 2007. As we did not acquire our online games business until January 2006, our historical financial results prior to fiscal year 2006 do not reflect the financial results of our online games business.
          In December 2006, we entered into a strategic alliance with Infocomm Asia, a Southeast Asia online games operator and distributor offering blockbuster titles such as Granado Espada and Hellgate: London, both under exclusive license for most of Southeast Asia. We also secured an exclusive license to offer and operate Hellgate: London in the territories of Taiwan, Hong Kong and Macau. We will operate Hellgate: London through a strategic joint venture, Dragongate Enterprises, in which we hold a 70 percent interest and Cyber Gateway Pte. Ltd. (a wholly-owned subsidiary of Infocomm Asia) holds a 30 percent interest.
          Between October and December 2007, we also entered into strategic alliances with Neostorm and XL Games. Neostorm was formed by the merger of four previously independent game development studios creating one of the largest independent game development companies in South Korea. Neostorm focuses on medium-core casual game titles. XL Games was founded by the creator of one of the most popular online game franchises in history and focuses on MMORPGs with studios in Seoul, South Korea and Austin, Texas.
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
          Internet Access and Service Business. We operated a major broadband ISP and provided broadband Internet access and service with multiple delivery technologies in Taiwan targeting both consumer and corporate customers. Our Internet access and service business generated revenues of approximately US$15.2 million, gross profit of approximately US$4.9 million, and operating income of approximately US$671 thousand in 2007.
          Our consumer ISP business is operated through Hoshin GigaMedia and our corporate ISP business is operated through Hoshin GigaMedia’s subsidiary, KBT. In May 2006, we sold our ADSL business to Webs-TV. See Item 4, “Information on the Company — B. Business Overview.” The resulting decrease in monthly ADSL revenues were partially offset for the transition period from May 16, 2006 to December 31, 2007 by service revenues from Web-TV for the provision of certain bandwidth and consulting services on a transitional basis. We reached an agreement in principle in May 2004 with our cable partners to equally share revenues, thus providing our cable partners with additional economic incentives to promote two-way cable services through their systems.
          Our corporate ISP services include leased-line, virtual private networks and other value-added services. Internet access and service revenues from our corporate ISP business grew from US$6.9 million in 2006 to US$7.3 million in 2007, and accounted for approximately 48 percent of total Internet access and service revenues in 2007. Internet access and service revenues from our consumer ISP business declined 43 percent from US$13.7 million in 2006 to US$7.9 million in 2007, and accounted for approximately 52 percent of total Internet access and service revenues in 2007 as compared to 67 percent of our Internet access and service revenues in 2006.
          Our Internet access and service business continues to operate in a very competitive and challenging environment. Our principal competitor, Chunghwa Telecom is the dominant provider of broadband services in Taiwan and has significantly greater resources than us. The availability of similar services at competitive prices has made it difficult for us to attract and retain customers. We do not expect to see significant growth in our subscriber base in the future, in line with our ongoing strategy to shift resources away from this legacy business. We have retained financial advisors to explore the sale of this legacy business.
     Subsequent Events
          We entered into the following transactions after December 31, 2007.
Investment in Access China
          On January 18, 2008, we entered into share purchase and shareholders’ agreements with Access China, an online game software developer in the PRC, to acquire preferred shares convertible into an approximately 30 percent holding in Access China’s common shares.
Warhammer License and Distribution Agreement
          On January 28, 2008, we entered into a license and distribution agreement with Electronic Arts Inc. (“EA”), pursuant to which EA granted us an exclusive and non-transferable license for three years commencing from the first commercial release date to operate, host, maintain and market the multi-player online game titled Warhammer Online in Taiwan, Hong Kong and Macau. Under the agreement, we are required to pay a recoupable advance, which can be offset against future royalties. We have also agreed to provide certain external marketing resources and localization efforts for Warhammer Online in the form of online and live events, and other advertising and promotions via marketing activities.

Investment in SuperCup
          On May 15, 2008, we entered into certain agreements with SuperCup and its affiliates, pursuant to which we purchased convertible preferred shares representing approximately 45 percent of the issued share capital of SuperCup, and obtained worldwide exclusive rights to cooperate with SuperCup in MahJong and the Asian card games business. As part of the investment, we agreed to provide a loan in the amount of up to US$1.0 million to SuperCup at market terms.
Additional Investment in T2CN
          On May 26, 2008, we made an additional investment to acquire common shares of T2CN. After our additional investment, our controlling interest of the total outstanding voting rights of T2CN was increased to 65.68 percent.
Certain Significant Events Affecting Our Results of Operations for 2005, 2006 and 2007
Divestiture — Music Distribution Business
          On September 29, 2005, we sold our land-based music distribution business to Nextbase International Limited. The music distribution business has been accounted for as a discontinued operation under U.S. GAAP and, therefore, the results of operations for all periods presented have been restated to reflect the result of the music distribution business as a discontinued operation.
          See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies” of our consolidated financial statements for further information.
          Summary selected financial information for discontinued operations is as follows:

2005
(in US$ thousands)
Revenues	$37,907

Loss before tax and minority interest income	$(1,861)

Income tax benefit	$(1)

Minority interest loss	$(796)

Loss from discontinued operations	$(154)

          Major classes of assets and liabilities which comprised the music distribution business at the date of disposal, September 29, 2005, included the following:

2005
(in US$ thousands)
Cash (including restricted cash)	$3,098
Accounts receivable	1,842
Inventory	6,679
Other current assets	683
Property and equipment	1,666
Intangible assets	4,689
Other assets	1,553

Total Assets	$20,210

Accounts payable	$11,239
Other liabilities	1,945

Total liabilities	$13,184

Divestiture of our ADSL Business
          On May 15, 2006, we entered into an asset purchase and sale agreement and a transition service agreement with Webs-TV to sell our ADSL business and provide certain transition services. Under the agreements, Webs-TV purchased our ADSL business and agreed upon services in an all cash transaction with a total price of approximately US$18.1 million (including VAT). Approximately US$8.9 million of the price is for the ADSL business, and approximately US$0.9 million of the price is for the right to use our ADSL brand for five years. Both are payable from May 15, 2006 through July 31, 2007. Approximately US$8.3 million represents fees for bandwidth, consulting and other support services to be provided by Hoshin GigaMedia on a transitional basis through December 31, 2007, payable from May 15, 2006 through February 28, 2008. Cash proceeds received in 2006 and 2007 from the sale of the ADSL business, net of transaction costs and VAT, were approximately US$3.3 million and US$4.9 million, respectively. The transferred ADSL business includes our ADSL-related equipment, business contracts, and subscription contracts between Hoshin GigaMedia and approximately 62,000 ADSL subscribers. For further information, see Note 4 of our consolidated financial statements.
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
Consolidation of UIM, T2 Entertainment and T2 Advertisement under FIN 46(R)
          Our Company adopted FIN 46 in July 2003. FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46. Accordingly, the financial statements of the following VIEs have been consolidated into our Company’s Consolidated Financial Statements since July 1, 2003 or their respective date of establishment or acquisition, whichever is later.
          In April 2004, our Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s online gaming operations. The contract allows for us to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varies depending upon the software and support services provided to UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we were and continue to be a primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our consolidated US financial statements even though we own none of UIM’s equity and recorded goodwill arising from the consolidation of UIM totaling US$209 thousand. UIM’s net assets as of December 31, 2006 and 2007 were approximately US$784 thousand and US$933 thousand, respectively. The consolidation of UIM resulted in increases in assets and liabilities of approximately US$12.8 million and US$12.1 million, respectively, in 2006, and US$32.9 million and US$31.9 million, respectively, in 2007.
          Beginning in June 2007, we consolidated T2CN. Pursuant to various agreements entered into between T2CN, T2 Entertainment, T2 Advertisement and the equity owners of T2 Entertainment and T2 Advertisement, T2CN generally has control and the risks and rewards of ownership of T2 Entertainment and T2 Advertisement and is further considered the primary beneficiary of T2 Entertainment and T2 Advertisement. T2 Entertainment and T2 Advertisement were established to hold the necessary licenses for our participation in online game and related advertisement services in the PRC. Accordingly, from the date that we consolidated T2CN, the results of T2 Entertainment and T2 Advertisement have been included in the accompanying consolidated financial statements.
          T2 Entertainment’s and T2 Advertisement’s net assets as of December 31, 2007 were approximately US$115 thousand and US$63 thousand, respectively. The consolidation of T2 Entertainment and T2 Advertisement resulted in increases in assets of approximately US$4.7 million and US$201 thousand, respectively, and in liabilities of approximately US$4.6 million and US$138 thousand, respectively, in 2007.
          See Item 3, “Key Information — D. Risk Factors — We depend on certain operating licenses for the operation of our online games business in the PRC. Our business could be disrupted and our results of operations may be materially and adversely affected if either T2 Entertainment or T2 Advertisement violate their contractual arrangements with us.”

Acquisitions
          FunTown
          On December 19, 2005, we entered into a definitive agreement with TWP to acquire FunTown. In January 2006, we completed the acquisition of FunTown and purchased certain assets and assumed certain liabilities of FunTown for a total consideration of approximately US$43.0 million, which included cash payments of approximately US$27.2 million and zero coupon convertible notes in the aggregate principal amount of approximately US$15.0 million with a valuation premium on the convertible notes of approximately US$756 thousand. In 2007, we made an additional incentive payment of approximately US$4.8 million, net of VAT, an amount determined based on the adjusted pre-tax income of FunTown in 2006 as opposed to 2005.
          T2CN
          Beginning in June 2007, we consolidated T2CN. T2CN is a leading operator and provider of online sport games in the PRC. We acquired T2CN in order to enhance our position in the online game market in Asia. This primary factor, among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. As of May 31, 2008, we owned 43,113,681 common shares of T2CN, which represents a controlling interest of 65.68 percent of the total outstanding voting rights of T2CN.
          The following summarizes the key stages in our acquisition of T2CN:
2006
          In April 2006, our Company entered into a strategic investment agreement with T2CN, pursuant to which we made an investment of US$15.0 million to acquire 7,500,000 voting preferred shares convertible into 7,500,000 common shares, or an approximately 19.02 percent interest in T2CN.
2007
          In February 2007, we made an additional investment of US$19.3 million to acquire 18,118,926 common shares of T2CN, representing a 39.87 percent holding in T2CN’s common shares. The investment in T2CN was accounted for under the equity method. The first payment was paid on February 12, 2007, which consisted of approximately US$9.4 million, including related costs, in cash and 173,814 shares of common stock of GigaMedia, valued at approximately US$2.1 million. The value of the 173,814 common shares issued was determined based on the market price of GigaMedia’s common shares at the time the terms of acquisition were agreed to and the number of shares became fixed. The remaining purchase price of US$7.8 million was paid in cash on August 15, 2007.
          In May 2007, we acquired an additional 7,500,000 convertible preferred shares of T2CN for all-cash consideration of US$75 thousand, pursuant to our exercise of the rights stated in a shareholder agreement which we entered into with T2CN and certain of its shareholders in April 2006, which was amended and restated in November 2006. We were granted rights to subscribe for additional convertible preferred shares of T2CN based on the financial performance of T2CN during each of the twelve-month periods ending March 31, 2007 and December 31, 2007.
          In June 2007, we entered into a voting trust agreement with a shareholder of T2CN, pursuant to which we obtained voting rights over an additional 1.28 percent of the outstanding voting rights of T2CN. This voting trust agreement expired August 31, 2007.
          In July 2007, we converted our 15,000,000 convertible voting preferred shares of T2CN into 15,000,000 common shares. We also acquired an additional 5,494,755 common shares of T2CN for approximately US$3.7 million in cash and 52,571 shares of common stock of GigaMedia, valued at approximately US$656 thousand. The value of the 52,571 common shares issued was determined based on the market price of GigaMedia’s common shares at the time the terms of acquisition were agreed to and the number of shares became fixed.

          In connections with the acquisition, we recorded goodwill of US$29.4 million. Such goodwill amount is non-deductible for tax purposes. Since June 1, 2007, results of T2CN’s operations have been included on our consolidated financial statements under the online game and service business. The identified intangible assets are being amortized on a straight-line basis over their useful lives of 3.5 years.
2008
          On May 26, 2008, we acquired 4,500,000 ordinary shares of T2CN for an all-cash consideration of approximately US$3.4 million. The purchase price allocation for this acquisition is not considered final as of the date of this annual report and our Company is still reviewing all the assumptions and calculations used in the allocation.
          In the absence of a quoted market price for these businesses, the acquisition prices of these businesses were determined based on management’s estimates for the fair value of the acquired net assets, including goodwill and intangibles. We determined the purchase price allocation based on estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. These estimates were conducted according to recognized valuation techniques with management’s assessment based on industry knowledge and experience. Any excess of cost over the net amounts of the fair value assigned to the assets acquired and liabilities assumed is recorded as goodwill. The actual fair value of such acquired net assets may differ significantly from management’s estimates.
Critical Accounting Policies
          The discussion and analysis of our financial condition and results of operations are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. We continually evaluate our estimates and assumptions, which are based on historical experience and other various factors that we believe are reasonable under the circumstances. The results of these estimates and assumptions form the basis for making judgments about the carrying values of certain assets and liabilities. Our actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussions address the most critical accounting policies applicable to our Company, which are those that are most important to the portrayal of the financial condition and results of operations of our Company, and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Acquisitions
          Our Company accounts for acquisitions using the purchase method as required by FAS No. 141, “Business Combinations,” (“FAS 141”). Under FAS 141, the acquiring company allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets and liabilities identified is recorded as goodwill, for which the provisions of FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) apply.
Revenue Recognition
          Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable, and collectability is reasonably assured. We present the sales taxes assessed by governmental authorities on our revenue transactions on a net basis in our consolidated financial statements.
          Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance. All other deliverables in multiple-element arrangements are accounted for in accordance with Emerging Issues Task Force (“EITF “) 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).

          In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.
Gaming Software and Service Revenues
          Gaming software and service revenues are related to software developed by us as well as license and support services we provide for online real-money gaming solutions and applications.
          Under the provisions of FIN 46(R), the results of UIM have been incorporated into our consolidated financial statements. UIM and GigaMedia are separately owned. (See Note 3 of our consolidated financial statements for additional information.) Our software licensing and support service revenues are based upon a percentage of gross receipts generated by UIM’s online gaming operations and are recognized monthly. Software licensing and support service revenues we receive from providing such services to UIM have been eliminated in consolidation.
          UIM generates revenue by providing and promoting online games of skill and chance that are available on its free download gaming software. Multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers are accounted for in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (“SOP 97-2”). UIM’s online gaming service is inseparable from the software element involved and UIM does not sell each element separately. UIM’s online gaming service does not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform, which are included on our consolidated financial statements in accordance with FIN 46(R), are recognized at the time games are played and are net of player winnings. Transaction fee revenues derived from UIM’s online multi-player poker platform are recognized as services are provided. Commissions and other related expenses are charged to expenses as incurred.
Online Game and Service Revenues
          Online game and service revenues are related to our online game and service business that operates play-for-fun games online in Asia.
          Online game revenues are collected through the sale of online game points, pre-paid cards, and game packs. Virtual online game points are sold directly to end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred (i) when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users, (ii) over the estimated useful life of virtual items, or (iii) when the sold game points expire and are no longer eligible to access the online games or products in accordance with our published game points expiration policy.
          In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” we report sales of virtual online game points on a gross basis. In the sales of virtual online game points, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues.
          Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s Web site and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectability is reasonably assured.
Internet Access and Service Revenues
          Internet access and service revenues include revenues derived from provision of cable modem Internet access and services, Internet access and services to corporate customers, IP bandwidth services to cable operators that enable them to offer their own cable modem services, certain Internet access-related services including non-refundable activation fees, billing and consulting services and other value-added services, and an ADSL Internet access and services business, which we sold in May 2006 (see Note 4 of our consolidated financial statements for additional information).

          Cable modem, ADSL, and corporate revenues are recorded net of discounts, and in the case of our cable modem and corporate services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between our Company and our cable partners. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any advanced payment receipts deterred revenues included in other current liabilities on our consolidated financial statements and amortize such revenues over the subscription period. Revenues related to provision of bandwidth to cable operators are calculated in accordance with revenue generated by cable operators, or subscriber numbers, or the level of bandwidth usage. Non-refundable activation fees are combined with our Company’s Internet access revenues as a single unit of accounting. Since activation fees are not in exchange for services performed that represent the culmination of a separate earnings process, such fees are deferred in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” As part of our Internet access-related services, our Company also provides a variety of value-added services to corporate customers including billing, consulting, co-location, and VPN services, and premium mail, Web storage space, and online photo albums, to retail customers. The value-added services are not bundled together as a group of services within one contract, nor are they bundled with any of our Company’s broadband access services. They are billed separately.
          All the Internet access and service revenues are recognized on a straight-line basis over the subscription period or for the period in which the service is performed if no significant Company obligations remain and collection of the receivables is reasonably assured.
          Our Company also provides cable modem equipment and Internet access-related equipment solutions to our customers on an operating lease basis. The rental service is bundled with the access service contract. Pursuant to EITF 00-21 and Statement of Financial Accounting Standards (“FAS”) No.13, “Accounting for Leases” (“FAS 13”), the contract considerations are allocated among/between the FAS 13 deliverable and non-FAS 13 deliverable(s) based on their relative fair values. For the leased cable modem, the amounts attributable to the rental elements are negligible and rental revenue is recognized over the same period as the access service is rendered. Our Company therefore does not allocate the FAS 13 deliverable separately from the total contract considerations. For leased Internet access-related equipment solutions, the FAS 13 element is separated from the contract considerations and reported under the caption, “Other Revenues.”
Other Revenues
          Other revenues consist of sales of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers of our Company’s Internet access and service business, and are recognized when products are delivered or services are provided.
Discontinued Operations
          For 2005, a portion of our Company’s revenues was generated from retail sales of music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded video cassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenues from these retail sales were recognized at the point of sale to the consumer, at which time payment was tendered. Our Company’s policy was to not accept sales refunds or exchanges.
          We disposed of our music distribution business in September 2005 and as a result have classified the income from these revenue-generating activities as part of discontinued operations. (See Note 4 of our consolidated financial statements for additional information.)
Player Account Balances
          Player account balances are related to player deposits from our gaming software and service business. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals or refunds.

Deferred Revenues
          Deferred revenues are included in other current liabilities and consist of the prepaid income related to our online game and services business and the advance payment receipts related to Internet access and service business.
Operating Costs
          Operating costs consist primarily of gaming software and online game processing costs, online game royalties, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs for our online game and Internet access businesses, Internet access engineering costs, Internet access bandwidth costs, and depreciation, maintenance and other overhead expenses directly attributable to the provision of gaming software and services, online game and service revenues, and Internet access and service revenues.
Prepaid Licensing and Royalty Fees
          Our Company, through our subsidiaries and VIE subsidiaries, entered into several license agreements with licensors to acquire licenses for the usage, marketing, distribution, selling and publishing of multi-player online games.
          Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually two to five years. The annual amortization shall be modified if the ratio of current gross revenues for a game license and the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.
          Prepaid royalty fees and related costs are recognized in the period in which the related online game revenue is recognized.
Allowance for Doubtful Accounts
          An allowance for doubtful accounts is provided based on an evaluation of collectibility of notes receivable, accounts receivable and other receivables. An allowance for doubtful accounts is also provided, when considered necessary, to loans receivable. We review loans receivable individually and the evaluation primarily consists of an analysis based upon current information available about the borrowers.
          For those accounts in which a loss is probable, we record a specific reserve. Receivable losses are charged against the allowance when the Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.
Marketable Securities
          All of our Company’s investments in marketable securities are classified as available-for-sale. Available-for-sale marketable securities are accounted for in accordance with FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized.
          Other-than-temporary declines in market value from original cost, if any, are included on the Consolidated Statements of Operations. In determining whether an other-than-temporary decline in market value has occurred, our Company considers the period of time that, and extent to which, fair value of the investment is below its cost. Realized gains and losses also are included in non-operating income and expense on the Consolidated Statements of Operations.
          We had approximately US$13.8 million and US$11.4 million of investments classified as current marketable securities as of December 31, 2006 and 2007, respectively. As of December 31, 2006 and 2007, the balances of unrealized gains from these securities were approximately US$0.6 million and US$0.7 million, respectively. There is no unrealized loss for current marketable securities as of December 31, 2007. See Note 9 of our financial statements for additional information.
          We had approximately US$25.0 million and US$21.0 million of investments classified as non-current marketable securities as of December 31, 2006 and 2007, respectively. As of December 31, 2007, our non-current marketable securities consisted primarily of our investments in Infocomm Asia, XL Games and Neostorm.
          All of our Company’s marketable securities noncurrent are invested in convertible preferred shares. The convertible preferred shares were carried at estimated fair value, with no unrealized gain or loss as of December 31, 2006 and 2007.
          The preferred shares are convertible into common shares on a 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable at certain agreed-upon conditions.
          The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments under FAS 133, “Accounting for Derivatives Instruments and Hedging Activities,” (“FAS 133”) and are not bifurcated from the preferred share investment.
          We have considered the guidance provided in EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investment Other Than Common Stock” (“EITF 02-14”), to determine whether our investments in preferred share are in-substance common shares, which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights, we have accounted for them as debt securities under FAS 115. We assessed the estimated fair values and potential impairment of our investments and concluded that the estimated fair values are approximately represented by their carrying costs.
Investments
          We apply Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” in accounting for our investments.
          Equity investments in non-publicly traded securities, over which our Company has no ability to exercise significant influence are accounted for under the cost method. The equity investments accounted for under the cost method as of December 31, 2006 and 2007 were US$0 thousand and US$1,850 thousand, respectively.
          Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling interest are accounted for under the equity method, and our Company’s proportionate share of income or losses is recorded in non-operating income or expenses. The difference between the cost of the acquisition and the Company’s share of fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. The equity investments accounted for under the equity method as of December 31, 2006 and 2007 were US$0 thousand and US$2,762 thousand, respectively.
          Unrealized losses that are considered other-than-temporary, if any, are included on the consolidated statements of operations. Realized gains and losses, measured against carrying amount, are also included on the Consolidated Statements of Operations. There was no other-than-temporary loss in 2007.
          As of December 31, 2007, our investments consisted primarily of CJIT2 Holding Limited (“CJIT2”), Softstar Entertainment Inc. (“Softstar”), and Rock Mobile (Cayman) Corporation (“RMC”). Equity investments in CJIT2 are accounted for under the equity method. Other investments are accounted for using the cost method.
Impairment of Intangible Assets, Goodwill and Long-Lived Assets
          We have significant amortizable intangible assets arising from the acquisition of CESL, FunTown and T2CN, and the capitalization of software development costs in our gaming software and service business and online game and service business. Our

Company’s intangible assets with definite lives are being amortized by the straight-line method over their estimated useful lives, ranging from three to ten years. As of December 31, 2007, the balance of amortizable intangible assets was US$15.2 million. Intangible assets with an indefinite useful life of approximately US$10.9 million were not amortized.
          Goodwill represents the adjusted amount of the cost of acquisitions in excess of the fair value of net assets acquired in purchase transactions. Effective January 1, 2002, we adopted FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). Under the provisions of FAS 142, goodwill is no longer subject to amortization.
          Potential impairment of goodwill and intangible assets with indefinite useful lives has been evaluated using the specific guidance provided by FAS 142. This impairment analysis is performed at the reporting unit level at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets and is recognized as a loss from operations.
          Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized has been evaluated using the guidance provided by FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). This impairment analysis is performed at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.
          We performed an impairment analysis of our goodwill, intangible assets and long-lived assets as of December 31, 2007 and recorded no impairment loss for 2007. However, as the value of goodwill, intangible assets and long-lived assets and its impairment are determined based on a number of assumptions and management’s estimates, a change in assumptions and circumstances in the future may have a significant impact on our results of operations in the period when a change occurs.
Income Taxes
          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We recognize the tax benefit from investment credits and certain equity investments using the flow-through method. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect in different jurisdictions in which we operate when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the tax rate’s enactment date. Deferred tax assets are subject to valuation allowances based upon the management’s estimate of realization. Due to slow market growth and the strong competition we face in our Internet access and service business and certain subsidiaries and VIE subsidiaries of our online game and services business that will not be able to utilize their operating loss carryforwards, we made a substantial allowance for all of the aggregate net deferred tax assets as of December 31, 2007. Actual results may differ significantly from management’s estimate.
          Effective January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, our Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income tax benefits (expenses) on our consolidated financial statements. The current portion of FIN 48 tax liabilities is included in income tax liability and the non-current portion of tax liabilities is included in other liabilities on the Consolidated Balance Sheets. See Note 22 of our consolidated financial statements for additional information.

Minority Interest
          Minority interest includes 100 percent of the common stock of UIM held by third-party shareholders. UIM was deemed a VIE as defined by FIN 46(R), and our Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), we have incorporated the results of UIM into our 2005, 2006 and 2007 consolidated financial statements, even though we own none of UIM’s equity. (See Note 3 of our financial statements, “Variable-Interest Entities,” for more information.)
          Beginning in December 2006, minority interest also includes 30 percent of the common stock of Dragongate Enterprises Limited (“Dragongate Enterprises”), which is held by Cyber Gateway Pte Ltd (“Cyber Gateway”), which is 100 percent owned by Infocomm Asia Holdings Pte. Ltd. (“Infocomm Asia”). We also own 500,000 voting convertible preferred shares of Infocomm Asia. (See Note 11 of our financial statements, “Marketable Securities — Noncurrent,” for additional information.)
          Beginning in June 2007, we consolidated T2CN and the results of T2CN have been incorporated on the consolidated financial statements. As of December 31, 2007, minority interest also includes 41.89 percent of the common stock of T2CN, which is held by third-party shareholders. (See Note 5 of our financial statements, “Acquisitions,” for more information.)
          Prior to the sale of our music distribution business in September 2005, minority interest also included 41.42 percent of the common stock of G-Music Limited held by third-party shareholders. Subsequent to the divestiture of G-Music Limited, related minority interest income was included in discontinued operations.
Stock-Based Compensation
          Prior to January 1, 2006, we elected to measure stock-based compensation expense using the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), as interpreted, with pro-forma disclosures of net income and earnings per share, as if the fair-value method of accounting defined in FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) were used.
          Effective January 1, 2006, we adopted the fair value recognition provisions of FAS No. 123(R), “Share-Based Payment” (“FAS 123(R)”), using the modified prospective method and therefore have not restated results for prior periods. Under this transition method, stock-based compensation expense for the years ended December 31, 2006 and 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested, as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provision of FAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provision of FAS 123(R). FAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. In connection with the adoption of FAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the graded-vesting method to the straight-line method. Compensation expense for all share-based payment awards granted prior to January 1, 2006 have been recognized using the graded-vesting method, while compensation expense for all share-based payment awards granted subsequent to January 1, 2006 are recognized using the straight-line method. Since our Company had not recorded any compensation cost in our Statement of Operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. We have also applied the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) in our adoption of FAS 123(R). For more information, see Note 20 of our consolidated financial statements.
          Our Company accounts for shares and stock options granted to non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or In Conjunction with Selling Goods or Services” (EITF 96-18). Accordingly, we measure the fair value of the equity instruments granted to non-employees at the earlier of the performance commitment date or when performance is completed.
Retirement Plan and Net Periodic Pension Cost
          Under a defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. Effective December 31, 2006, our Company adopted the provisions of FAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans — An Amendment of FASB Statements Nos. 87, 88, 106, and 132(R)” (“FAS 158”). FAS 158 requires the recognition of the funded status of pension plans and non-pension post-retirement benefit plans (retirement-

related benefit plans) as an asset or a liability on the Consolidated Balance Sheets. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits, to be recognized on the Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). The provisions of FAS 158 were adopted pursuant to the transition provisions therein. See Note 18 of our financial statements for additional information, including the incremental effect of the adoption on our consolidated financial statements.
          Under our defined contribution pension plan, net periodic pension cost is recognized as incurred.
Recent Accounting Pronouncements
          In September 2006, the FASB issued FAS No. 157, “Fair Value Measures” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of FAS 157 for one year for certain non-financial assets and liabilities, and remove certain leasing transactions from its scope. We are in the process of determining what effect, if any, the adoption of FAS 157 will have on our consolidated financial statements.
          In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for fiscal years beginning after November 15, 2007. We are in the process of determining what effect, if any, the adoption of FAS 159 will have on our consolidated financial statements.
          In June 2007, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”), that would require non-refundable advance payments made by the Company for future R&D activities to be deferred and capitalized and recognized as an expense as the related goods are delivered or the related services are performed by the Company. The adoption of EITF 07-3 had no material impact on our consolidated financial statements.
          In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”). Under FAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of determining what effect, if any, the adoption of FAS 141(R) will have on our consolidated financial statements.
          In December 2007, the FASB issued FAS No. 160, “Non-controlling Interests in consolidated financial statements — an Amendment of ARB No. 51” (“FAS 160”). FAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are in the process of determining what effect, if any, the adoption of FAS 160 will have on our consolidated financial statements.
Foreign Currency Translation
          The consolidated financial statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income in shareholders’ equity. Gains and losses on foreign currency transactions are included in other income and expenses.
Taxation
          On December 31, 2007, we had net operating loss carryforwards for tax purposes of approximately US$3.5 million and US$1.4 million, arising from our Internet access and service business in Taiwan our online games business in the PRC, respectively. These operating loss carryforwards will expire at various times from December 2008 through December 2012. On December 31, 2007, we had a deferred tax asset of US$3.0 million, relating principally to our net operating loss. Our ability to realize the value of our deferred tax asset depends on many factors, including (among others) an assessment of our ability to generate taxable income, overall industry outlook and the outlook for the Taiwan and PRC economies. We value our deferred income tax assets on an ongoing basis and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We determined that valuation allowance was required as of December 31, 2005, 2006 and 2007.
          As per the R.O.C. income tax laws, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10 percent retained earnings tax. This rule applies primarily to our Internet access and service business and our FunTown online games portal, whose principal operating entities are incorporated under Taiwan law.
          On January 1, 2006, the R.O.C. government enacted the AMT Act. Taxes imposed under the AMT Act are supplemental tax payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. The AMT rate for business entities is 10 percent. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislation such as tax holidays and investment tax credits. For example, gains on disposal of marketable securities from our Taiwan-based entities were exempt from income tax based on Taiwan tax laws prior to the AMT Act. However, such gains will need to be included for the purpose of calculating the AMT.
          China-based operations derived mainly from T2CN are subject to PRC corporate income tax. T2CN’s subsidiaries in the PRC, which include T2 Technology and J-Town (Shanghai) Technology Co., Ltd. (“J-Town”), and VIE subsidiaries in the PRC, which include T2 Entertainment and T2 Advertisement, are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements and adjusted in accordance with the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, T2CN’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33 percent for the year ended December 31, 2007. However, the subsidiaries that are located in the Pudong New District of Shanghai, including T2 Technology and J-Town, as approved by related tax authorities, are subject to a 15 percent preferential EIT rate.
          In 2007, T2 Entertainment and J-Town each received approval from certain government authorities to be classified as a “Software Company.” This classification, subject to annual inspection, entitles these two entities to enjoy a two-year EIT exemption for 2006 and 2007, followed by three years of a 50 percent EIT tax reduction for 2008, 2009 and 2010, for which the related tax authorities have granted approval.
          Effective from January 1, 2008, T2CN shall determine and pay the corporate income tax in accordance with the Corporate Income Tax Law of the PRC (hereinafter “the new CIT Law”) as approved by the National People’s Congress on March 16, 2007. Under the new CIT law, the general applicable tax rate is reduced from 33 percent to 25 percent.
          The new CIT law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State Council in due course. T2CN will assess the implications, if any, when the State Council announces additional regulations and guidance.
          The majority of our gaming software and service business is located outside the United States, with the exception of CIDC, an entity registered in Delaware which is subject to U.S. federal income tax, state tax and local tax. Current U.S. federal income tax rates and state and local tax rates applicable to our business for the year ended December 31, 2007 are 34.0 percent and 6.3 percent, respectively. Our operations in the United States did not have a significant tax impact on the Company’s consolidated financial statements.
Discussion of Results of Operations
Factors Affecting Our Performance
          We believe that the following are the principal factors affecting our results of operations:
          Acquisitions and disposals. We have made several significant acquisitions and dispositions of businesses during the past several years, and may enter into additional acquisition and disposition transactions in the future. Past acquisitions and dispositions have had a significant impact on our results of operations over the past several years, and if we engage in such transactions in the future, the nature, amounts and timing of our revenues, expenses and cash flows and the nature and amounts our assets and liabilities are likely to be materially affected.
          Development of gaming software and service and online games industries. The online gaming and online games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:
•	the development and regulation of these industries generally;

•	our adaptation to technological change;

•	changing consumer preferences;

•	legal development affecting these industries, in particular the gaming software and service industry; and

•	general economic conditions in the markets where we or our licensees operate.
          Competition. All of our businesses are in industries that are extremely competitive. Our gaming software and online games businesses are characterized by rapid technological change and we face significant and intense competition from online gaming software design houses, application service providers and casual games operators. Our Internet access and service business has experienced a reduction in the number of new consumer subscribers and total consumer subscribers due to intense competition in the Internet access and services industry in Taiwan. The primary basis of competition in the Internet access business industry is price. Due to this intense competition, there may be a limited market opportunity for our broadband access services.
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
          The table below presents, for the periods indicated, information regarding certain revenues and expense items for our consolidated operations. The presentation of financial information for the financial years ended December 31, 2005 and December 31, 2006 has been reclassified to conform with the current year presentation for the year ended December 31, 2007:

	For the year ended December 31,
	2005		2006		2007
		% of	Amount	% of	Amount	% of
	Amount in US$	total	in US$	total	in US$	total
	thousands	revenues	thousands	revenues	thousands	revenues
Particulars

OPERATING REVENUES

Gaming software and service revenues	22,511	50.9	55,019	58.3	118,950	71.3
Online game and service revenues	—	—	18,692	19.8	32,764	19.6
Internet access and service revenues	21,589	48.9	20,537	21.8	15,147	9.1
Other revenues	87	0.2	44	0.1	17	0.0

Total operating revenues	44,187	100.0	94,292	100.0	166,878	100.0

OPERATING COSTS

Cost of gaming software and service revenues	3,327	7.5	7,824	8.3	16,201	9.7
Cost of online game and service revenues	—	—	3,667	3.9	9,118	5.5
Cost of Internet access and service revenues	13,568	30.7	11,449	12.1	10,002	6.0
Cost of other revenues	488	1.1	391	0.4	223	0.1

Total operating costs	17,383	39.3	23,331	24.7	35,544	21.3

Gross profit	26,804	60.7	70,961	75.3	131,334	78.7

	For the year ended December 31,
	2005		2006		2007
		% of	Amount	% of	Amount	% of
	Amount in US$	total	in US$	total	in US$	total
	thousands	revenues	thousands	revenues	thousands	revenues

OPERATING EXPENSES

Product development and engineering expenses	3,562	8.1	5,738	6.1	7,911	4.7
Selling and marketing expenses	10,777	24.4	30,123	31.9	62,349	37.4
General and administrative expenses	7,892	17.9	12,421	13.2	22,240	13.3
Bad debt expense	207	0.4	715	0.8	743	0.5

Total operating expenses	22,438	50.8	48,997	52.0	93,243	55.9

Income from operations	4,366	9.9	21,964	23.3	38,091	22.8

NON-OPERATING INCOME (EXPENSES)	2,710	6.1	10,690	11.3	2,483	1.5

INCOME TAX BENEFIT (EXPENSE)	(436)	(1.0)	(1,549)	(1.6)	(403)	(0.2)

MINORITY INTEREST	(150)	(0.3)	(321)	(0.4)	(1,281)	(0.8)

INCOME FROM CONTINUING OPERATIONS	6,490	14.7	30,784	32.6	38,890	23.3

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(154)	(0.4)	—	—	—	—

NET INCOME	6,336	14.3	30,784	32.6	38,890	23.3

          The key items included in our income statement are:
          OPERATING REVENUES. Our operating revenues consist of revenues from our gaming software and service business, online games business and the Internet access business. Revenues from the gaming software and service business include revenues of UIM, our licensee, from providing and promoting online games of skill and chance. See “— Consolidation of UIM, T2 Entertainment and T2 Advertisement under FIN 46(R).” Software licensing and support services revenues received by our subsidiary, CESL, from UIM have been eliminated in consolidation. Online game revenues are related to our online games business in Asia and are collected through the sale of online game points, pre-paid cards and game packs. Revenues from Internet access business represent an increasingly less significant portion of our total revenue stream and consist of Internet access revenues, subscription revenues and proceeds from sales of cable modems and other related products.
          OPERATING COSTS. Operating costs consist primarily of gaming software and online game processing costs, online game royalties, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs for our online game and Internet access businesses, Internet access engineering costs, Internet access bandwidth costs, and depreciation, maintenance and other overhead expenses directly attributable to the provision of gaming software and services, online games and services, and Internet access and service revenues.
          OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses and bad debt expenses.
          NON-OPERATING INCOME (EXPENSES). Non-operating income and expenses consist of interest income and expenses, gain or loss on sales of marketable securities, gain on divestiture of business, foreign exchange gain or loss and gain or loss on disposal of property, plant and equipment.
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
          MINORITY INTEREST. Minority interest represents the portion of net income allocated to the non-controlling voting stock of our majority-owned subsidiaries (T2CN and Dragongate Enterprises) as well as UIM, which is consolidated pursuant to FIN 46(R). Prior to the sale of the music distribution business in September 2005, minority interest also included the portion of net income allocated to the non-controlling voting stock of G-Music Limited held by third-party shareholders; subsequent to the divestiture of G-Music Limited, related minority interest was included in discontinued operations.
          The financial information in relation to our business segments is provided net of inter-segment transactions.

For the Years Ended December 31, 2007 and 2006
Consolidated Results of Operations
          OPERATING REVENUES. Operating revenues for 2007 grew by approximately 77.0 percent to approximately US$166.9 million from approximately US$94.3 million in 2006. The increase was primarily a result of a 116.2 percent revenue growth in our gaming software and service business, which contributed approximately US$119.0 million or 71.3 percent of our total revenues in 2007. Our online games business revenues also increased by 75.3 percent, primarily due to consolidation of T2CN from June 2007, to approximately US$32.8 million, or 19.6 percent of our total revenues in 2007.
          OPERATING COSTS. Operating costs increased by approximately 52.4 percent to approximately US$35.5 million in 2007 from approximately US$23.3 million in 2006. The increase in total operating costs was mainly due to an US$8.4 million or 107.1 percent increase in operating costs in our gaming software and service business related to a higher level of volume in 2007, and a US$5.5 million or 148.7 percent increase in operating costs in our online games and service business primarily resulting from the consolidation of T2CN with effect from June 2007, which increased operating costs in that business unit by approximately US$3.9 million from 2006.
          GROSS PROFIT. Gross profit increased by approximately 85.1 percent to approximately US$131.3 million in 2007 from approximately US$71.0 million in 2006. The increase in consolidated gross profit resulted from respective 117.7 percent and 57.4 percent increases in gross profits in our gaming software and service business and our online games and service business.
          OPERATING EXPENSES. Total operating expenses increased by approximately 90.3 percent to approximately US$93.2 million in 2007 from approximately US$49.0 million in 2006. The increase in total operating expenses was mainly due to a US$34.6 million or 113.8 percent increase in expenses in our gaming software and service business, and a US$7.4 million or 78.6 percent increase in expenses in our online games and service business.
          Consolidated product development and engineering expenses increased by approximately 37.9 percent in 2007 to approximately US$7.9 million from US$5.7 million in 2006, mainly due to a US$3.0 million or 69.1 percent increase in our gaming software and service business.
          Consolidated selling and marketing expenses increased by approximately 107.0 percent to approximately US$62.3 million in 2007 from US$30.1 million in 2006, primarily due to an increase of US$27.9 million or 126.2 percent in selling and marketing expenses in our gaming software and service business, and a US$4.2 million or 75.9 percent increase in selling and marketing expenses in our online game and service business.
          Consolidated general and administrative expenses increased by approximately 79.1 percent in 2007 to US$22.2 million from US$12.4 million in 2006, reflecting a US$3.7 million or 93.5 percent increase in our gaming software and service business and a US$4.1 million or 161.5 percent increase in our online games and service business
          OPERATING INCOME. Operating income for 2007 increased by approximately 73.4 percent to US$38.1 million from approximately US$22.0 million in 2006. The increase was primarily due to a 124.8 percent increase in operating income in our gaming software and service business and a 21.8 percent increase in operating income in our online game and service business.
          NON-OPERATING INCOME (EXPENSES). Non-operating income decreased in 2007 by approximately 76.8 percent to approximately US$2.5 million in 2007 from approximately US$10.7 million in 2006. This was principally due to the sale of our ADSL business to Webs-TV in May 2006, which contributed approximately US$7.7 million to non-operating income.
          NET INCOME. Net income for 2007 increased by approximately 26.3 percent to US$38.9 million from approximately US$30.8 million in 2006.

Business Segment Results
Gaming Software and Service Business
          OPERATING REVENUES. Consolidated revenues of our gaming software and service business include the revenues of UIM, our licensee. Software licensing and support services revenues received by us from UIM have been eliminated or consolidated. Total operating revenues in 2007 increased by 116.2 percent to approximately US$119.0 million from US$55.0 million in 2006. Such increase was primarily attributable to strong growth in our poker software business, and growth in our casino software business in 2007. Software licensing and support services revenues received by us from UIM increased by 94.9 percent from US$27.5 million in 2006 to US$53.6 million in 2007. Revenues from our poker software business grew from approximately US$30.9 million in 2006 to US$89.7 million in 2007 and accounted for approximately 75.4 percent of our gaming software and service revenues in 2007 compared to 56.1 percent in 2006. Revenues from our casino software business increased to approximately US$29.0 million in 2007 from US$24.1 million in 2006.
          OPERATING COSTS. Cost of our gaming software and service revenues increased by 107.1 percent to approximately US$16.2 million in 2007 from US$7.8 million in 2006. The increase was due to higher business volume and the associated increase in payment processing costs in 2007.
          GROSS PROFIT. Gross profit increased by 117.7 percent to approximately US$102.7 million in 2007 from US$47.2 million in 2006. The increase was primarily due to strong revenue growth in our poker software business in the period.
          OPERATING EXPENSES. Total operating expenses increased by approximately 113.8 percent to approximately US$65.0 million in 2007 from approximately US$30.4 million in 2006. The increase in total operating expenses resulted from increases in selling and marketing expenses, general and administrative expenses, and product development and engineering expenses incurred to support revenue growth.
          Selling and marketing expenses. Selling and marketing expenses increased by approximately 126.2 percent to approximately US$50.0 million in 2007 from US$22.1 million in 2006, primarily due to an increase in commissions to partners related to growth in revenue, and an increase in advertising and promotional expenses.
          OPERATING INCOME. Operating income in 2007 increased 124.8 percent to approximately US$37.7 million from US$16.8 million in 2006. The increase was primarily due to strong revenue growth and operating margin increase from 30.5 percent in 2006 to 31.7 percent in 2007. Operating income does not reflect certain corporate headquarters expenses. For a reconciliation of business segment results to our consolidated net income, see Note 26 of our consolidated financial statements.
Online Game and Service Business
          OPERATING REVENUES. Total operating revenues increased 75.3 percent to approximately US$32.8 million in 2007 from approximately US$18.7 million in 2006. Such increase was driven by organic growth of FunTown in Taiwan and Hong Kong and the consolidation of T2CN in China. Revenue from FunTown grew 27.1 percent from 18.7 million in 2006 to 23.8 million in 2007. Revenue consolidated from T2CN beginning in June 2007 was US$9.0 million in 2007.
          OPERATING COSTS. Cost of our online game revenues increased by 148.7 percent to approximately US$9.1 million in 2007 from US$3.7 million in 2006. The increase was due to increased bandwidth costs, increased royalty fees and licensing fees related to the licensing of new games, and consolidation of T2CN from June 2007.
          GROSS PROFIT. Gross profit increased by 57.4 percent to approximately US$23.6 million in 2007 from US$15.0 million in 2006. The increase resulted from organic revenue growth and the consolidation of T2CN beginning in June 2007. Gross profit margin decreased to 72.2 percent from 80.4 percent in 2006. The decline reflected an increase in revenue contributions from licensed games that have lower margins than self-developed games.
          OPERATING EXPENSES. Total operating expenses increased by approximately 78.6 percent to approximately US$16.8 million in 2007 from approximately US$9.4 million in 2006. The increase was due to increased selling and marketing expenses and general and administrative expenses, as well as consolidation of T2CN.

          Selling and marketing expenses. Selling and marketing expenses increased by approximately 75.9 percent to approximately US$9.7 million in 2007 from US$5.5 million in 2006, primarily due to increases in mass media marketing of FunTown’s game products and services during the period, as well as consolidation of T2CN.
          OPERATING INCOME. Operating income in 2007 increased 21.8 percent to approximately US$6.8 million from US$5.6 million in 2006. The increase was due to revenue growth during the period. Operating margin declined from 30.1 percent in 2006 to 20.9 percent in 2007, which reflected the aforementioned decrease in gross margin and an increase in selling and marketing expenses, as well as higher general and administrative expenses related to expansion of the online games and service business. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, see Note 26 of our consolidated financial statements.
Internet Access and Service Business
          OPERATING REVENUES. Total operating revenues decreased 26.3 percent to approximately US$15.2 million in 2007 from approximately US$20.6 million in 2006. Such decrease was mainly attributable to the disposal of our ADSL business in May 2006, and the decrease of consulting, support and bandwidth services revenues related to transition services provided as part of the sale of the ADSL business, and the continued decline in the consumer ISP business.
          OPERATING COSTS. Operating costs decreased by 13.6 percent from approximately US$11.8 million for 2006 to approximately US$10.2 million for 2007 due to decreases in depreciation, and customer service costs. We terminated the customer service department servicing the ADSL business in August 2006 following the sale of our ADSL business.
          GROSS PROFIT. Gross profit decreased by 43.5 percent from approximately US$8.7 million in 2006 to US$4.9 million in 2007. The decrease was due to the aforementioned decreases in revenues and a decrease in gross profit margin from 42.5 percent in 2006 to 32.6 percent in 2007.
          OPERATING EXPENSES. Total operating expenses decreased by 6.4 percent from approximately US$4.6 million in 2006 to US$4.3 million in 2007, mainly as a result of a decline in selling and marketing expenses.
          OPERATING INCOME. Operating income decreased by 84.0 percent from approximately US$4.2 million for 2006 to US$671 thousand in 2007. The decrease was primarily due to declines in revenues and gross profit. Operating income does not reflect certain corporate headquarters expenses. For a reconciliation of business segment results to our consolidated net income, see Note 26 of our consolidated financial statements.
For the Years Ended December 31, 2006 and 2005
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
          OPERATING COSTS. Operating costs increased by approximately 34 percent to approximately US$23.3 million in 2006 from approximately US$17.4 million in 2005. The increase in total operating costs was mainly due to a higher level of gaming software and service business volume in 2006, and the acquisition of our online games business in January 2006 which contributed approximately US$3.7 million of our total operating costs in 2006.
          GROSS PROFIT. Gross profit increased by approximately 165 percent to approximately US$71.0 million in 2006 from approximately US$26.8 million in 2005. The increase in gross profit resulted from the strong revenue growth in our gaming software and service business, the acquisition of our online games business in January 2006 and a significant increase in gross margin from 60.7 percent in 2005 to 75.3 percent in 2006.

          OPERATING EXPENSES. Total operating expenses increased by approximately 118 percent to approximately US$49.0 million in 2006 from approximately US$22.4 million in 2005. The increase in total operating expenses was mainly due to a 130 percent increase in expenses related to our gaming software and service business, which was mainly attributable to the increased selling and marketing expenses as a result of our increased level of business volume, as well as to the acquisition of our online games business in January 2006, which contributed approximately US$9.4 million of our total operating expenses in 2006.
          OPERATING INCOME. Operating income for 2006 increased by approximately 403 percent to US$22.0 million from approximately US$4.4 million in 2005. The increase was primarily due to strong revenue growth in our gaming software and service business, the acquisition of our online games business in January 2006, which contributed approximately US$5.6 million income from operations in 2006, and a significant growth in operating income margin from 9.9 percent in 2005 to 23.3 percent in 2006.
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
Business Segment Results
Gaming Software and Service Business
          OPERATING REVENUES. Consolidated revenues of our gaming software and service business include the revenues of UIM, our licensee. Software licensing and support services revenues received by us from UIM have been eliminated in consolidation. Software licensing and support services revenues received by us from UIM increased by 120 percent from US$12.5 million in 2005 to US$27.5 million in 2006. Total operating revenues in 2006 increased by 144 percent to approximately US$55.0 million from US$22.5 million in 2005. Such increase was primarily attributable to strong growth in our poker software business, and growth in our casino software business in 2006. Revenues from our poker software business grew from approximately US$4.1 million in 2005 to US$30.9 million in 2006 and accounted for approximately 56 percent of our gaming software and service revenues in 2006 compared to 18 percent in 2005. Revenues from our casino software business increased to approximately US$24.1 million in 2006 from US$18.4 million in 2005.
          OPERATING COSTS. Cost of our gaming software and service revenues increased by 135 percent to approximately US$7.8 million in 2006 from US$3.3 million in 2005. The increase was due to higher business volume and the associated increase in payment processing costs in 2006.
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
          OPERATING INCOME. Operating income in 2006 increased 182 percent to approximately US$16.8 million from US$6.0 million in 2005. The increase was primarily due to strong revenue growth and an expansion of operating margin from 26.5 percent in 2005 to 30.5 percent in 2006. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, see Note 24 of our consolidated financial statements.
Online Game and Service Business
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
Internet Access and Service Business
          OPERATING REVENUES. Total operating revenues decreased 5 percent to approximately US$20.6 million in 2006 from approximately US$21.7 million in 2005. Such decrease was attributable to the disposal of our ADSL business in May 2006, the impact of which on our revenues has been partially offset by fees received for the provision of consulting, support and bandwidth services related to the sale and transition of the business, and the decrease of our consumer access revenue through Hoshin GigaMedia. Of the total Internet access and service revenues recorded for 2006, our consumer access revenues through Hoshin GigaMedia decreased by 9 percent to approximately US$13.7 million in 2006 from US$15.1 million in 2005, while corporate access revenues through KBT increased by 4 percent to approximately US$6.8 million in 2006 from US$6.5 million in 2005.
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
          OPERATING COSTS. Operating costs decreased by 16 percent from approximately US$14.1 million for 2005 to approximately US$11.8 million for 2006 due to decreases in depreciation, and customer service costs. We terminated the customer service representative department servicing the ADSL business in August 2006 following the sale of our ADSL business.
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
          OPERATING INCOME. Operating income increased by 97 percent from approximately US$2.1 million in 2005 to US$4.2 million in 2006. The increase was primarily due to decreases in operating costs and expenses which resulted in an increase in operating margin from 9.8 percent in 2005 to 20.3 percent in 2006. Operating income does not reflect certain corporate headquarter expenses. For a reconciliation of business segment results to our consolidated net income, see Note 24 of our consolidated financial statements.
B. Liquidity and Capital Resources
          Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our investments and other assets, bank borrowings, and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars, RMB and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.
          Our future cash requirements will depend on a number of factors including:
•	the rate at which we enter into strategic transactions;

•	the rate at which we expand our operations and employee base;

•	the timing of entry into new markets and new services offered;

•	changes in revenues and cost splits with our business partners;

•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and

•	the rate at which we grow and monetize our customer bases.
          As a result of our operating, investing and financing activities during 2007, the amount of our cash and cash equivalents increased from approximately US$22.4 million as of December 31, 2006 to US$68.6 million as of December 31, 2007. Such increase was primarily attributable to the cash inflows for our operating activities and short term loans in 2007, and partially offset by the acquisition payments for T2CN and an incentive payment for FunTown, which was in the form of an additional variable amount determined based on the pre-tax income of FunTown in 2006.
          We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, and cash obligations under our existing lease arrangements and license agreements through 2008. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, bank borrowings or equity. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.
          OPERATING ACTIVITIES. In 2007, our net cash provided by operating activities amounted to US$56.0 million. This was primarily from income from continuing operations of US$38.9 million, and a net increase in player account balances of US$17.6 million. In 2006, our net cash provided by operating activities amounted to US$29.4 million. This was primarily from income from continuing operations of US$30.8 million.
          INVESTING ACTIVITIES. Our net cash used in investing activities in 2007 was US$33.2 million. This was primarily due to a net cash out flow for the acquisition of T2CN of US$9.2 million, which is resulted from cash proceeds paid of US$21.0 million, net of cash acquired at consolidation of US$11.8 million, incentive payment of US$4.8 million for the acquisition of FunTown, and strategic investment in game development studios, including Softstar, Neostorm and XL Games, of US$10.6 million. Our net cash used in investing activities in 2006 was US$47.9 million. This was primarily due to a net cash out flow for the acquisition of FunTown of US$26.8 million, resulting from cash proceeds paid of US$27.2 million, net of cash acquired of US$463 thousand, and strategic investments in T2CN and Infocomm Asia convertible preferred shares of US$15.0 million and US$10.0 million, respectively.

          FINANCING ACTIVITIES. Our net cash provided in financing activities in 2007 was US$22.8 million. This was primarily due to proceeds from short-term borrowings of US$20.1 million by Hoshin GigaMedia. Our net cash used in financing activities in 2006 was approximately US$1.0 million. This was primarily due to redemption of our convertible notes of approximately US$15.0 million, which was offset by bank borrowings of US$12.9 million.
          OTHER. Set forth below are the aggregate amounts, as of December 31, 2007, of our future cash payment obligations under our existing contractual obligations.
Capital Expenditures
          We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$4.0 million, US$5.7 million and US$9.9 million for 2005, 2006 and 2007, respectively. Capital expenditures during 2007 were primarily for capitalized software development and computer hardware equipment for our gaming software and service business and online games business. Our capital expenditure plans for 2008 will continue to focus primarily on software development and computer hardware equipment for our gaming software and service business and for our online games business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.
Indebtedness
          As of December 31, 2007, we have short-term borrowings of US$33.3 million. The weighted-average interest rate on total short-term borrowings as of December 31, 2007 was 3.35 percent. We also pledged time deposits of US$6.2 million, and a net value of land and buildings of US$1.7 million as collateral for secured bank loans as of December 31, 2007. All of our bank loans are one-year revolving facilities.
     The following table sets out certain information in respect of our outstanding loans as of December 31, 2007:

			(in US$ thousands)
		Maturity date of	As of
Name	Interest rate range	Facility	December 31, 2007
China Trust Commercial Bank	1.865%~2.95%	Mar. 10, 2008	$12,334
Taishin International Bank	2.95%~3.39%	Sep. 30, 2008	7,709
Taipei Fubon Commercial Bank	3.902%	Jul. 26, 2008	6,167
Far Eastern International Bank	2.85%~3.17%	Feb. 7, 2008	3,084
Waterland Financial Holdings	2.738%~4.238%	Feb. 7, 2008	1,541
Taching Bill Finance Limited	3.758%	Oct. 28, 2008	1,541
Union Bills Finance	3.758%	Aug. 31, 2008	925

			$33,301

          We repaid the borrowings from Far Eastern International Bank and Taipei Fubon Commercial Bank in February and May 2008, respectively, and renewed the loan agreements with Waterland Financial Holdings and China Trust Commercial Bank in February and March 2008, through March 2009 and August 2008, respectively.
Dividends From Our Subsidiaries
          Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is not taxable. As of December 31, 2007, the Company has not accrued deferred income taxes on US$56.8 million of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
          In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2006 and 2007, the legal reserves of Hoshin GigaMedia, which represent a component of our accumulated deficits, were US$526 thousand, and US$2.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock divided of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

          In accordance with regulations in the PRC and their respective articles of association, subsidiaries and VIE subsidiaries of T2CN incorporated in the PRC are required to make an appropriation of retained earnings for statutory reserve equal to at least 10 percent of their respective after-tax profits, calculated in accordance with PRC accounting standards and regulations, until the reserve equals 50 percent of the registered capital of the respective companies. As of December 31, 2007, the statutory reserves of T2 Entertainment and J-Town, which represent a component of GigaMedia’s accumulated deficits, were US$38 thousand, and US$87 thousand, respectively. The statutory reserves can be used to offset a deficit or to increase capital of the respective companies. They are not transferable to our Company in the form of dividends, advances, or loans.
C. Research, Development, Patents and Licenses, etc.
          We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our gaming software and service business and our online game and service business. We do not believe our expenditure for research and development for 2005, 2006 and 2007 was material.
D. Trend Information
          Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Overview — Subsequent Events” for a discussion of the most recent trends in our operating costs and revenues since the end of 2007. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
E. Off-Balance Sheet Arrangements
          Other than as disclosed in Note 24 of our consolidated financial statements, we currently do not have “(a) any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; (d) any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.
F. Tabular Disclosure of Contractual Obligations

	Payment Due by Period (in US dollars)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	4,376,509	3,883,598	1,450,630	—	9,710,737
2. License fees	6,900,000	—	—	—	6,900,000
3. Minimum guarantees against royalties	4,700,000	16,100,000	3,000,000	—	23,800,000

Total contractual cash obligations	15,976,509	19,983,598	4,450,630	—	40,410,737

4. Other liabilities-accrued pension liabilities	38,980	—	—	396,378	435,358

5. Other long-term obligations	0	360,516	46,762	—	407,278

6. FIN 48 liabilities	61,274	—	—	—	61,274

          Most of the licensing fees and minimum guarantees against future royalties presented above are not required to be paid until the commercial release dates of the various licensed games, or until certain milestones are achieved, as outlined in the individual license agreements.
          Additionally, we also have committed to support related marketing, promotion and advertising activities for certain games. Such marketing expenditures shall be not less than US$12 million in aggregate and are contingent on agreed upon payment schedules set forth in the agreements.

          As of December 31, 2007, total FIN 48 liability was approximately US$61 thousand. In March 2008, we received the final results on the review of our research and development credits, which stated that an unrecognized tax position of US$42 thousand can be recognized in 2008 and US$19 thousand cannot be recognized.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth information with respect to our directors and executive officers as of June 16, 2008:

			Year Appointed to
Name	Age	Position	Current Position
WU, Daniel Chuen-Tai	60	Chairman of the Board	2003
BAO, Gilbert	44	Independent Non-Executive Director	2003
DING, Michael Y.J.	51	Independent Non-Executive Director	2003
HSU, Emmet Yu-Jui	45	Independent Non-Executive Director	2003
HU ZEE, Nancy Jing-Ying	49	Independent Non-Executive Director	2003
LEE, Howe Yong	52	Independent Non-Executive Director	2004
LEE, Yichin	47	Independent Non-Executive Director	2003
WANG, Arthur M.	47	Chief Executive Officer and Director	2003
HUI, Thomas T.	36	President, Chief Operating Officer and Director	2007/2005
CAHILL, Robert J.	42	Head of Gaming Software and Service Business	2004
CHOU, Samuel	47	Chief Executive Officer of FunTown	2007
HUANG, Kenny Ching-Kun	43	Senior Vice President	2004
MAI, Falco	46	Executive Vice President and Chief Administrative Officer	2001
SHEA, Joseph	42	Executive Vice President and Chief Financial Officer of T2CN	2004/2007
TARN, Chen-Wen	48	Head of Internet Access and Service Business	2003
          Our former director, Mr. Nelson Chang, resigned on April 18, 2008 for personal reasons.
          Mr. Samuel Chou was appointed as the chief executive officer of FunTown on April 20, 2007.
          Biographical information with respect to each of our directors and executive officers is set forth below.
          DANIEL CHUEN-TAI WU is the chairman of the board of directors of our Company. He brings to our Company significant operational experience and extensive business relationships in Taiwan. Dr. Wu is currently senior executive vice president of China Development Financial Holding Corporation. Previously, he served as the chairman of various companies including CDIB & Partners Investment Holding Corp from 2004 to 2006, Videoland Inc. from 2002 to 2004, Grand Pacific Petrochemical Corp. from 1994 to 2004, Biocare Corp. from 1997 to 2003 and Precision Semiconductor Mask Corp. from 1998 to 2000. He was the chief executive officer of Wyse Technology Inc. from 1990 to 1994 and the president of Grand Pacific Petrochemical Corp. from 1992 to 1994. Dr. Wu was chairman of Crimson Asia Capital Holdings, Ltd. from 1993 to 2000. Prior to that, Dr. Wu was also the chairman of Monte Jade Science & Technology Association from 1993 to 1994. Dr. Wu received his doctorate in chemical engineering from the University of Delaware in 1976 and an undergraduate degree in the same discipline from National Taiwan University in 1970.
          GILBERT BAO is an independent non-executive director of our Company. He is also currently chairman of Chung Shing Textile Co., Ltd., general supervisor of Taiwan Spinners Association, and chairman of Taiwan Manmade Fiber Industry Association. He graduated from the University of Southern California in 1986.
          MICHAEL Y.J. DING is an independent non-executive director of our Company. Mr. Ding has been appointed as the chairman and CEO of Waterland Securities Co, Ltd. Prior to that, Mr. Ding was the chairman of Fubon Securities Investment Consulting Co., Ltd., and president and chief executive officer of Fubon Asset Management Co., Ltd., president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Mr. Ding was previously chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc. Mr. Ding holds a Bachelor of Laws degree from Chinese Cultural University and a master’s degree and a doctorate in economics from Indiana University.

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
          NANCY JING-YING HU ZEE is an independent non-executive director of our Company. Ms. Hu is currently the president of Videoland Inc. She is also chairman of Ho Wei Communication, which is a subsidiary of Videoland Inc. She is a certified accountant in the United States and Hong Kong and is currently a director of NHL CPA, ETKING Media Technology Limited, and Global Mobile Corp.. Ms. Hu holds a bachelor’s degree from National Taiwan University, a master’s degree in computers from Barry University and a Master of Business Administration degree from Florida International University.
          HOWE YONG LEE is an independent non-executive director of our Company. He is currently the managing director of Lee Kim Yew (Pte) Ltd., an investment company based in Singapore. Mr. Lee received a Bachelor of Arts degree in business administration from the University of Washington in 1984.
          YICHIN LEE is an independent non-executive director of our Company. He is also currently managing director of Giant Management Consulting, LLC. of Taiwan and a founder of AMIA, Inc., an education consultancy based in Belmont, California. Started in 2007, Mr. Lee also serves as an independent director of the Board of Asia Pacific Wire & Cable Corp. Ltd. (Nasdaq: AWRCF.PK). Mr. Lee holds a doctorate degree in resource planning and management from Stanford University.
          ARTHUR M. WANG is the chief executive officer and a director of our Company. He is also a member of the board of Linmark Group, a Hong Kong Stock Exchange listed global sourcing firm, where he serves as chair of the compensation committee. Previously, Mr. Wang was a managing partner of 698 Capital Limited, an Asian investment firm, as well as an executive director of KGI Asia Limited (“KGI”). At KGI, Mr. Wang served as head of corporate finance. He also served as an investment advisor and board member of UFJ Asia Finance Technology Fund of the UFJ Group (formerly the Sanwa Bank Group of Japan), and as a board member and director of Softbank Investment International (Strategic) Limited, the Hong Kong Stock Exchange listed arm of Softbank Corporation. Mr. Wang received his Bachelor of Arts degree from the University of California, Los Angeles and his Juris Doctorate degree from Yale Law School. He practiced corporate and securities law in the New York and Hong Kong offices of Skadden, Arps, Slate, Meagher & Flom LLP.
          THOMAS T. HUI is the president, chief operating officer and a director of our Company. Mr. Hui joined GigaMedia from Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”), where he was an executive director of the investment banking division. At Goldman Sachs, Mr. Hui originated and executed a broad range of mergers and acquisitions and financing transactions in Asia. Prior to working at Goldman Sachs, Mr. Hui served as an investment banker at Merrill Lynch & Co. and as a management consultant at McKinsey & Company, both in Hong Kong. Mr. Hui holds a Master of Engineering degree in electrical engineering from Cornell University and a Bachelor of Science degree in electrical engineering from the University of Wisconsin — Madison.
          ROBERT J. CAHILL is the head of the gaming software and service business of our Company. Mr. Cahill is the chief executive officer of CESL. Prior to joining our Company, Mr. Cahill served as the chief financial officer for Smarterkids.com. He also previously served in the finance group for Gensym Corporation and as an audit manager at Ernst & Young, LLC. Mr. Cahill received a Master of Business Administration degree from Bentley College and a Bachelor of Science degree in business administration from the University of Massachusetts.
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
          JOSEPH SHEA is an executive vice president of our Company responsible for strategic and business development and the chief financial officer of T2CN. Prior to joining us, Mr. Shea was an equity research analyst at Lehman Brothers Asia Limited covering the Internet industry. Mr. Shea was also a manager at A.T. Kearney (Hong Kong) Limited (“A.T. Kearney”) where he was responsible for project planning and engagement execution for clients based in Asia and Europe. While working at A.T. Kearney, Mr. Shea led several Internet-related projects. Mr. Shea also held design engineer positions in several major microprocessor design projects at Intel Corporation. Mr. Shea received his Master of Business Administration degree from the University of California, Berkeley. He also holds a Master of Science in electrical engineering from Columbia University as well as a Bachelor of Science in electrical engineering from Carnegie-Mellon University.
          CHEN-WEN TARN is the head of the Internet access and service business of our Company. Prior to joining us, Mr. Tarn was a full professor of the National Taiwan University of Science and Technology. Mr. Tarn holds a doctorate degree in electrical and computer engineering from Syracuse University.
B. Compensation
          For the year ended December 31, 2007, the aggregate compensation paid by us to all of our executive officers was approximately US$1.24 million, and the aggregate compensation paid by us to all of our directors, including the CEO and CFO, was approximately US$1.75 million. The total outstanding number of share options granted to our directors and officers was 5,692,638. The total number of restricted stock units granted to our directors and officers was 106,000, of which 18,108 shares were vested and 87,892 were unvested for information on stock option plans and equity incentive plans, see Item 6, “Directors, Senior Management and Employees — E. Share Ownership.” For information on total amounts set aside by the Company to provide pension and retirement benefits, see Note 17 of our consolidated financial statements.
C. Board Practices
          Our board of directors has appointed an audit committee. Our audit committee currently consists of Michael Y. J. Ding, Gilbert Bao and Yichin Lee. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit, subject to the appointment, replacement or removal from office of our independent public accountants as has been approved by our shareholders at our Annual General Meeting. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ Global Market.
          We also have a compensation committee that consists of Daniel Chuen-Tai Wu, Michael Y.J. Ding and Yichin Lee. Our compensation committee reviews and evaluates the compensation and performance of executive officers, our Company’s general compensation plans and other employee benefit plans, and performs other duties and responsibilities pursuant to the compensation committee charter. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors pursuant to the requirements of the NASDAQ Global Market.
D. Employees
          In the years ended December 31, 2005, 2006 and 2007, our total employees were 323, 503 and 975, respectively. As of May 31, 2008, we had a total of 807 employees, excluding part-time and temporary personnel and consultants. Our corporate headquarters employed 102 people. Our Internet access and service business employed 117 people, including 46 people in Hoshin GigaMedia and 71 people in our subsidiary, KBT. Our gaming software and service business had 156 employees. Our online games business had 432 employees, including 265 employees in FunTown and 167 employees in T2CN. Of the total 807 employees, 651 were in Asia, and 156 were in North America.

E. Share Ownership
Share Ownership of Directors and Executive Officers
          The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of May 31, 2008:

Number of Shares
	Number of Common	Issuable upon
Person	Shares	exercise of options
WU, Daniel Chuen-Tai	*	*
BAO, Gilbert T.C.	*	*
DING, Michael Y.J.	*	*
HSU, Emmet Yu-Jui	0	*
HU ZEE, Nancy Jing-Ying	*	*
LEE, Howe Yong	*	*
LEE, Yichin	*	*
WANG, Arthur M.	*	2,399,000
HUI, Thomas T.	*	1,400,000
CAHILL, Robert J.	*	600,000
CHOU, Samuel	*	0
HUANG, Kenny Ching-Kun	*	*
MAI, Falco	*	*
SHEA, Joseph	*	*
TARN, Chen-Wen	*	*

*	Less than 1 percent
          All options granted to our directors and executive officers were granted pursuant to the 2002 Plan, the 2004 Plan, the 2006 Plan and the 2007 Plan as defined under “Employee Share Option Plans” below.
Beneficial Ownership
          No director or executive officer beneficially owns of record more than 1 percent of the outstanding Shares of our Company. See Item 7, “Major Shareholders and Related-Party Transactions” below.
Employee Share Option Plans
2002 Option Plan
          At the June 2002 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to 3,000,000 common shares of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and vesting schedule.
          In August 2004, options to purchase 3,000,000 shares of our Company’s common stock were granted and vested at an exercise price of US$0.79 pursuant to the 2002 Plan. The maximum contractual term under the 2002 Plan is approximately 10 years. Termination of employment will not affect rights of exercise under vested options.
2004 Option Plan
          At the June 2004 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 common shares of our Company were reserved for issuance.

          All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, and the number of shares subject to grant vesting schedule.
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
          The maximum contractual term under the 2004 Plan is 10 years. Termination of employment will not affect exercise rights under vested options. Unvested options will be forfeited upon termination of employment.
2006 Equity Incentive Plan
          At the June 2006 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan.
          In December 2006, we granted 115,000 restricted stock units (“RSUs”) to our employees. These RSUs were subject to two schedules for the lapsing of restrictions on transfer. 25,000 RSUs are subject to the terms of the first lapsing schedule, under which the restrictions on transfer shall lapse with respect to the first 33 percent of the RSUs upon granting with the remaining 67 percent of the RSUs vesting over a two-year period so long as the employee is employed by or providing services to our Company. 90,000 RSUs are subject to the terms of the second lapsing schedule, under which the restrictions on transfer shall lapse with respect to approximately 33 percent of the RSUs annually over a three-year period, beginning April 1, 2007 so long as the employee is employed by or providing services to our Company.
          In March 2007, we granted 49,000 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to approximately 14.29 percent of the RSUs quarterly from June 2007 to December 2008 so long as the employee is employed by or providing services to our Company.
          In August 2007, we granted 30,000 RSUs to directors of the Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to 25 percent of the RSUs quarterly from November 2007 to August 2008 so long as the directors are providing services to our Company. In August 2007, we also granted 126,443 RSUs to employees of our Company. These RSUs were subject to two schedules for the lapsing of restrictions on transfer. 6,443 RSUs are subject to the terms of the first lapsing schedule, under which the restrictions on transfer shall lapse with respect to approximately 33 percent of the RSUs annually over a three-year period, beginning January 1, 2008 so long as the employee is employed by or providing services to our Company. 120,000 RSUs are subject to the terms of the second lapsing schedule, under which the restrictions on transfer shall lapse with respect to 6.25 percent of the RSUs quarterly from November 2007 to August 2011 so long as the employee is employed by or providing services to our Company. Also in August 2007, options to purchase 580,000 shares of our Company’s common stock were granted at an exercise price of US$10.15. In accordance with the terms of the vesting schedule, 6.25 percent of the options are vested quarterly from November 2007 to August 2011.

          In October 2007, options to purchase 50,000 shares of our Company’s common stock were granted at an exercise price of US$16.60. In accordance with the terms of the vesting schedule, 6.25 percent of the options are vested quarterly from January 2008 to October 2011.
          The maximum contractual term under the 2006 Plan is 10 years. Termination of employment will not affect the rights to exercise vested options. Unvested options will be forfeited upon termination of employment. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.
2007 Equity Incentive Plan
          At the June 2007 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan.
          In August 2007, options to purchase 465,000 shares of our Company’s common stock were granted at an exercise price of US$10.15. These options were subject to two vesting schedules. In accordance with the terms of the first vesting schedule, 6.25 percent of the 400,000 options are vested quarterly from November 2007 to August 2011. In accordance with the terms of the second vesting schedule, 25 percent of the 65,000 options are vested annually from August 2008 to August 2011.
          In December 2007, options to purchase 50,000 shares of our Company’s common stock were granted at an exercise price of US$18.17. In accordance with the terms of the vesting schedule, 6.25 percent of the options are vested quarterly from March 2008 to December 2011.
          The maximum contractual term under the 2007 Plan is 10 years. Termination of employment will not affect the rights to exercise vested options. Unvested options will be forfeited upon termination of employment.
          All options and RSUs are expected to be settled by issuing new shares.
Options
          No options were exercised before 2005. In 2006 and 2007, 1,151,514 and 1,910,996 options were exercised, and cash received from the exercise of stock options was US$1.3 million and US$2.7 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
          The impact resulting from our adoption of FAS 123(R) on income before income taxes and net income on our 2006 consolidated financial statement was US$(310) thousand, and US$(250) thousand, respectively. The impact on basic and diluted earnings per share was not material.
          There were no stock-based compensation expenses recorded in 2005, as all options were granted to employees at prices in excess of the common stock market price at the date of grant.
Employee Share Purchase Plan
          At the June 2004 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Purchase Plan (the “2004 ESPP”) under which up to 2,000,000 common shares of our Company were reserved for issuance. Pursuant to the 2004 ESPP, our Company offered its Shares to qualified employees on favorable terms and established a restricted period of six months during which employees may not transfer the shares after purchasing them. To be eligible, employees must be employed by our Company or its subsidiaries and the customary employment shall be hired to work not less than 20 hours per week. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2004 ESPP. The 2004 ESPP is a one-time plan and is administered by a committee designated by the board of directors. In March 2005, there were 189,642 shares subscribed by eligible employees at a purchase price of approximately US$1.39 per share.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A. Major Shareholders
          The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2008 by (1) each shareholder known by us to own more than 5 percent of our shares and (2) all directors and executive officers as a group.

		Percentage of
Name of Owner	Shares Owned	Shares Owned
Best Method Limited (1)	10,799,999	20.01%
Criterion Capital Management, LLC	8,319,357	15.4%
Directors and executive officers as a group (15 persons)	268,495	0.5%

(1)	Through Best Method Limited, Jeffrey Koo, Jr. and Andre Koo jointly have a beneficial ownership of 10,799,999 common shares of our Company.
          As of March 31, 2008 we had 53,977,010 ordinary shares outstanding, of which 34,589,159 shares representing approximately 64 percent of our total outstanding shares were not held by our major shareholders and directors or executive officers as disclosed above and in Item 6, “Directors, Senior Management and Employees — E. Share Ownership.” As of March 31, 2008, 42,509,777 shares were held by 30 record holders, including nominee holders, with the registered address in the United States.
          None of our major shareholders have voting rights different from those of our other shareholders.
B. Related-Party Transactions
          In the course of operating our business, we provide Internet access and services to, or source services from, our Company’s business partners. These partners include companies in which we hold an interest and companies with which members of our board, senior managers of our Company, and our major shareholders or beneficial owners are associated. Business with such companies was not material from the viewpoint of our Company.
          Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.
          As of December 31, 2007 and May 31, 2008, JC Entertainment Corporation (“JC”) owned 10.5 and 10.7 percent of the total outstanding voting rights of T2CN, respectively. During 2007, after our consolidation of T2CN, T2CN paid certain licensing and royalty fees, totaling approximately US$3.0 million, and US$1.4 million, respectively, to JC. As of December 31, 2007, we had royalties payable to JC of approximately US$593 thousand and prepaid licensing fees of approximately US$3.8 million. Based on the game licensing agreements signed with JC, T2CN also committed to pay certain licensing fees and a minimum guarantee for royalty payments in the following years totaling approximately US$4.2 million and US$9 million, respectively. During January to May 2008, T2CN paid additional royalty fee, totaling approximately US$1.4 million and had a royalty payable to JC of approximately US$687 thousand as of May 31, 2008.
          The key management of Fubon Financial Holdings Limited, which owned 100 percent of Taipei Fubon Commercial Bank, included one of our directors. As of December 31, 2007, we had short-term borrowings in the amount of US$6.2 million, bearing interest of 3.902 percent, due to Taipei Fubon Commercial Bank, and we pledged time deposits as collateral for borrowings from Taipei Fubon Commercial Bank of approximately US$2.5 million. As of May 31, 2008, we repaid all of our borrowings from Taipei Fubon Commercial Bank.
C.	Interests of Experts and Counsel
          Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Statements
          Please refer to Item 18, “Financial Statements.”
Information on Legal or Arbitration Proceedings
Class Action
          In December 2001, a class action lawsuit was filed in the U.S. District Court for the Southern District of New York against our Company in connection with our initial public offering of Shares.
          The complaint alleged that our Company violated Section 11 and Section 15 of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, the plaintiffs voluntarily dismissed their claims against the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on the defendants’ motion to dismiss, which granted the motions in part and denied the motions in part. As to our Company, the Rule 10b-5 claims were dismissed without prejudice while the Section 11 claims survived the motion.
          In June 2004, the plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement to the presiding judge during a court conference. Subsequently, the plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the settlement agreement include: 1) the insurers of the issuers will provide an undertaking that guarantees that plaintiffs will recover a total of US$1 billion; 2) the insurers will pay up to US$15 million for the notice costs arising from the settlement; 3) the issuers shall assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs shall release all of the settling issuer defendants. If plaintiffs are successful in recovering more than US$1 billion from the underwriters, the issuer defendants will not be obligated to pay any additional amounts. If the plaintiffs recover less than US$1 billion from the underwriters, the insurers will pay the deficit between US$1 billion and the amount received from the underwriters.
          On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement, subject to a narrowing of the proposed bar order as to only contribution claims. In July 2005, the settling parties reached agreement and submitted modifications to the settlement agreement in accordance with the court’s opinion.
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
          On April 24, 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which was subject to the court’s approval. As of this date, the court has not issued its ruling. On June 23, 2006 and October 12, 2006, the court held meetings with all legal counsel involved in the case to discuss the proposed settlement. Subsequent to these meetings, the parties submitted an amendment to the Issuers’ Settlement, which included the following terms: (1) waiving insurers’ rights under the settlement agreement to recoup notice and defense cost, which is likely to exceed US$60 million; and (2) waiving 50 percent of the amount of the JPMorgan Chase MOU (US$425 million) which would operate as an offset to the US$1 billion guarantee. These changes were designed to address potential problems that the judge may have had with the proposed settlement.
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
          In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to, and approved by, the District Court.
          In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases. In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.
          On or about March 26, 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.
          On April 9, 2008, the underwriters filed a motion for reconsideration of the holding in the March 26, 2008 Opinion that the Section 11 claims against focus case issuer Sycamore Networks, Inc. was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of Sycamore Networks, Inc. by letter to the District Court on April 10, 2008.
          In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on April 22, 2008, addressing issues related to the deposition of plaintiffs’ expert, Daniel Fischel.
          Discovery in the focus cases is still continuing, and the focus case issuer defendants will answer the amended complaints by the end of August 2008.
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
Patent Litigation
          In July 2006, Hoshin GigaMedia obtained a patent in Taiwan (Patent No. I258284), which entitles us to use the method of “Point to Point Protocol over Ethernet” to distribute fixed internet protocol addresses to our ADSL users (the “PPPoE Patent”).
          Two major Taiwanese Internet access service providers, Taiwan Fixed Network Co., Ltd. (“TFN”) and Chunghwa Telecom Co., Ltd. (“CHT”), are using the PPPoE method to distribute fixed Internet protocol addresses to their ADSL users, which we believe infringes our PPPoE Patent. In April and May 2008, we filed lawsuits in Taipei District Court against TFN and CHT for infringement of our PPPoE Patent and claimed damages amounting to approximately US$1.54 million and US$15.42 million, respectively.

          As of May 31, 2008, we have not received notice from Taipei District Court with regard to the date of the first court hearing, nor have we received any response from the defendants. Because the suit is at an early stage, we are not able to assess the likelihood of success or provide a timeline for these claims.
Dividend Policy
          We have neither declared nor paid any dividends on our Shares. We anticipate that we will continue to retain any earnings for use in the operation of our business, and we do not intend to pay dividends in the foreseeable future.
B. Significant Changes
          Except as disclosed in this annual report, no significant change has occurred since the date of our consolidated financial statements.
ITEM 9. THE OFFER AND LISTING
A. Offer and listing details
          The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Global Market.

	Common Shares
Year Ending December 31	High	Low
	(in US$)
2003	$3.35	$0.66
2004	$2.43	$0.70
2005	$2.99	$1.30

	Common Shares
Year Ending December 31, 2006	High	Low
	(in US$)
First quarter	$6.01	$2.90
Second quarter	$10.39	$6.13
Third quarter	$12.38	$7.30
Fourth quarter	$11.06	$8.86

	Common Shares
Year Ending December 31, 2007	High	Low
	(in US$)
First quarter	$14.34	$9.28
Second quarter	$15.97	$12.96
Third quarter	$16.76	$9.45
Fourth quarter	$24.61	$16.43

	Common Shares
Year Ending December 31, 2008	High	Low
	(in US$)
January	$19.01	$14.87
February	$20.70	$18.21
March	$19.32	$14.24
April	$16.62	$14.82
May	$19.26	$15.85
June (only through June 16, 2008)	$17.31	$14.78

B. Plan of Distribution
          Not applicable.
C. Markets
          Our Shares have been listed and traded on the NASDAQ Global Market since February 18, 2000.
          Under Rule 4350(l) of the NASDAQ rules, all securities listed on NASDAQ must be eligible for a direct registration program operated by a registered clearing agency. We are required to comply with the requirements of this rule by January 1, 2008. In order to fulfill the direct registration program eligibility requirements, we are required to, among other provisions; amend our constitutional documents to allow for the issue of non-certificated securities.
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
          Each of our directors will remain in his office as a director unless and until:
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
          Our directors are not required to hold any of Shares by way of qualification. A director who is not a shareholder of us is nevertheless entitled to attend and speak at shareholders meetings.
AUDIT COMMITTEE
          Our audit committee and our board of directors have the ultimate authority and responsibility to select and evaluate, on our behalf, the independent registered public accounting firm who audits our annual financial statements, subject to the appointment, replacement or removal from office of our independent registered public accounting firm being approved by our shareholders at our

Annual General Meeting. Our audit committee will review and approve the planned scope of our annual audit. In accordance with our Articles of Association, all of the members of our audit committee must be persons who qualify as “independent” directors for purposes of the rules and regulations of the NASDAQ Global Market.
          The audit committee currently consists of Messrs. Gilbert Bao, Michael Y. J. Ding and Yichin Lee. We are in compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002, and the rules of the U.S. Securities and Exchange Commission thereunder, and the NASDAQ Global Market’s requirements relating to audit committees.
DIVIDENDS
          Our Company may by an ordinary resolution declare dividend, but no dividend shall be payable except out of the profits of our Company or in excess of the amount recommended by the directors. Our profits available for dividend and determined to be distributed shall be applied to pay dividends to shareholders according to their respective rights and priorities. Except for Shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid up on Shares.
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
LIQUIDATION DISTRIBUTION
          In the case of a winding up of our Company and in accordance with applicable laws, our shareholders may pass a special resolution to authorize a liquidator to divide and distribute our assets to our shareholders, or authorize the liquidator to vest the whole or part of our assets in trustees upon such trusts for the benefit of our shareholders but so that no shareholder will be compelled to accept Shares or other securities on which there is any liability.
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

          Our board of directors may make a capital call on our shareholders with respect to the amounts unpaid on their Shares and the shareholders are required to pay the amount called at the time(s) and place(s) as appointed by the board of directors. The board of directors may revoke a call or postpone the time previously fixed for the call payment.
          We may by ordinary resolution:
(i)	consolidate and divide all of Shares;

(ii)	subject to the Singapore Companies Act, sub-divide some or all of Shares, provided always that in such sub-division, the proportion between the amount paid and the amount (if any) unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived; and

(iii)	subject to the Singapore Companies Act and our Articles of Association, convert any class of Shares into any other class of Shares.
          We may also by special resolution reduce our share capital or any undistributable reserve in any manner as authorized by law.
          We are not required to provide any sinking fund pursuant to our Articles of Association. There was no provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of Shares.
          There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Shares.
MODIFICATION OF RIGHTS
          We may vary or abrogate any special rights attached to any class of Shares by a special resolution passed at a separate meeting of holders of the Shares of that class or, where the necessary majority for such special resolution is not obtained at the meeting, with the consent in writing of the holders of three-fourths of the issued Shares of that class within two months of such meeting.
TRANSFER OF SHARES
          Subject to our Articles of Association, Shares are freely transferable but our directors may, in their absolute discretion, decline to register any transfer of Shares on which we have a lien. All of our outstanding Shares have been fully paid. In addition, our directors may refuse, at their discretion, to register or transfer Shares to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in the usual common form or in a form approved by our directors. Our directors may decline to register any transfer of Shares evidenced in certificated form unless, among other things, it has been duly stamped and is presented for registration together with the certificate of payment of stamp duty (if any), the Share certificates to which the transfer relates and other evidence of title as they may require. We will replace worn-out or defaced Share certificates upon production thereof to the directors and upon payment of such fee as specified in our Articles of Association. We will replace lost, destroyed or stolen Share certificates upon, among other things, the applicant furnishing evidence and such indemnity as the directors may require.
TAKEOVERS
          The acquisition of shares or general shares of public companies is regulated by the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers. Any person, either on his own or together with persons acting in concert with him, acquiring an interest in 30 percent or more of our voting Shares is obliged to extend a takeover offer for the remaining Shares which carry voting rights, in accordance with the provisions of the Singapore Code on Take-overs and Mergers. Unless the contrary is established, “persons acting in concert” are presumed to include a company and its related and associated companies and a person who has provided financial assistance (other than a bank in the ordinary course of business) to such company or any of its related and associated companies for the purchase of voting rights, a company and its directors, including their close relatives and related trusts, a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis and a financial advisor and its client in respect of shares held by the financial advisor and all the funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10 percent or more of the client’s equity share capital. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price, excluding stamp duty and dealing costs, paid by the offeror or persons acting in concert with him for shares of that class within the preceding six months. A mandatory takeover offer is also required to be made if a person holding between 30 percent and 50 percent, both inclusive, of the voting shares, or any person acting in concert with him, acquires additional shares representing more than 1 percent of the voting shares in any six-month period.
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
          It should be noted that the Singapore Companies Act has been amended with effect from January 30, 2006 resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorized capital and allowing repurchased shares to be held as treasury shares. With the abolition of the concept of par value pursuant to the Companies (Amendment) Act of 2005, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished. Our Articles of Association were amended at the annual general meeting of our Company on June 29, 2006 to take into account changes to the Singapore Companies Act arising from the Companies (Amendment) Act of 2005.
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
End-User License Agreement, dated April 1, 2004, between IMLL and UIM, as amended by the Second Amendment to the End-User License Agreement, dated March 1, 2006 and the Third Amendment to the End-User License Agreement, dated March 1, 2007.
          On April 1, 2004, IMLL entered into an end-user license agreement with UIM pursuant to which IMLL granted a non-exclusive, non-transferable, worldwide license to UIM to use our software and certain operational and support services for a licensing fee based on a revenues sharing arrangement between us and UIM. The agreement is for a term of ten years.
          In March 2007, we amended the terms of the end-user license agreement between ourselves and UIM. Pursuant to the terms of the amended agreement, UIM will pay us royalties based on revenues earned at the rate of 42 percent of gross revenues derived from our games of chance software and 17.5 percent of gross revenues derived from our multi-player game software.
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
Series A Preferred Share Purchase Agreement, dated April 27, 2006, between GigaMedia China Limited and T2CN and certain shareholders of T2CN
          On April 27, 2006, our wholly-owned subsidiary, GigaMedia China Limited (“GigaMedia China”), entered into a share purchase agreement with T2CN, an online casual sports games operator in the PRC, pursuant to which GigaMedia China made an initial investment of US$15 million to acquire 7.5 million shares of convertible preferred stock. The convertible preferred shares have an initial liquidation preference, are entitled to receive cumulative dividends at 8 percent per annum, and are redeemable starting December 31, 2009. The preferred shares are convertible into common shares of T2CN on a 1:1 basis, subject to certain adjustments.
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
Shareholders’ Agreement, dated April 27, 2006, between GigaMedia China, T2CN and certain shareholders of T2CN, as amended and restated by the Amended and Restated Shareholders’ Agreement dated November 25, 2006
          In connection with our strategic partnership with T2CN and subscription for preferential shares in T2CN, in April 2006 we entered into a shareholders’ agreement with T2CN and certain shareholders of TC2N to regulate our relationship with the ordinary shareholders of T2CN, which was subsequently amended and restated in November 2006. Pursuant to these agreements, we obtained the right to elect one member to the board of directors of T2CN, along with customary preferred share rights and protections, and acquired certain veto rights over the management of T2CN. We were also granted rights to subscribe for additional convertible preferred shares of T2CN based on the financial performance of T2CN in each of the twelve-month periods ended March 31, 2007 and December 31, 2007. In addition, we provided shareholders of T2CN with an aggregate of approximately 52.92 percent of the issued share capital of T2CN with an option to sell their shares to us within two years from May 8, 2006 at a price equivalent to 8.65 times the net operating income of T2CN per share, subject to certain adjustments.
Service Agreement, dated May 15, 2006, between Hoshin GigaMedia and Webs-TV
          In connection with the sale of our ADSL business, we agreed on May 15, 2006 to provide Webs-TV with the following support and administrative services that are necessary for the ADSL business on a transitional basis: bandwidth, consulting and other support services through December 31, 2007. For these services, Webs-TV shall pay us a fee of approximately US$8.3 million, which is payable from May 15, 2006 through February 28, 2008. The term of this agreement is from May 15, 2006 to December 31, 2007.
Subscription Agreement, dated December 7, 2006, between GigaMedia Asia Pacific Limited and Infocomm Asia
          On December 7, 2006, we entered into a subscription agreement with Infocomm Asia, an online game operator based in Singapore, through our wholly-owned subsidiary GigaMedia Asia Pacific Limited (“GigaMedia Asia Pacific”). Pursuant to this agreement, we made an investment of US$10 million to subscribe for 500,000 voting convertible preferred shares on an as-convertible basis, representing approximately 32.26 percent of the total issued and outstanding common shares of Infocomm Asia, making us the largest shareholder of Infocomm Asia.
Termination Agreement, dated December 12, 2006, between Hoshin GigaMedia, KBT, Wretch and certain shareholders of Wretch
          On December 12, 2006, we entered into an agreement with Wretch and certain of its shareholders to terminate the subscription rights agreement dated March 10, 2006 entered into between Hoshin GigaMedia, Wretch and its shareholders. Pursuant to this agreement, Wretch agreed to make a one-time termination payment of NT$1.5 million (or US$46 thousand) to us, an indemnification fee comprised of a fixed fee of NT$20 million (or US$0.6 million) (including VAT tax) and a variable fee, which amount was to be determined based on the final acquisition price to be paid by a third-party investor for the acquisition of all the issued share capital of Wretch as follows:
(a)	if the final acquisition price exceeded US$24 million but was less than or equal to US$36 million, the additional payment would be equal to 18 percent of US$24 million;

(b)	if the final acquisition price exceeded US$36 million but was less than or equal to US$48 million, the additional payment would be equal to the sum of US$2.16 million and 16 percent of US$ 36 million; and

(c)	if the final acquisition price exceeded US$48 million, the additional payment would be equal to the sum of US$4.08 million and 14 percent of US$48 million.
          Pursuant to the agreement, we are also not obligated to provide Wretch with certain free Internet services after December 31, 2006. In 2007, we received approximately US$0.6 million from Wretch as a result of this agreement.

License and Distribution Agreement, dated December 13, 2006, between Dragongate Enterprises and HanbitSoft Inc.
          In December 2006, Dragongate Enterprises, our 70:30 joint venture with Cyber Gateway Pte. Ltd. (a wholly-owned subsidiary of Infocomm Asia), entered into an agreement with HanbitSoft Inc. (“HBS”) pursuant to which HBS granted an exclusive sub-license to Dragongate Enterprises for the operation, marketing, hosting and distribution of a multi-player online role playing game known as Hellgate: London in Taiwan, Hong Kong and Macau. Under the agreement, Dragongate Enterprises is to pay a non-refundable license fee of US$2.5 million, a non-refundable minimum guarantee against royalties of US$6.5 million and certain royalties on a revenue-sharing basis as set out in the agreement. We also committed to spend not less than US$10 million on related marketing, promotion and advertising activities.
Share Purchase Agreements, between the Company and certain shareholders of T2CN, during 2007 and 2008
          In 2007 and 2008, we entered into a series of share purchase agreements with certain shareholders of T2CN. As of May 31, 2008, we owned 43,113,681 common shares of T2CN, which represents a controlling interest of 65.68 percent of the total outstanding voting rights of T2CN. The following summarizes our acquisitions of T2CN during 2007 and 2008.
          In February 2007, we acquired 18,118,926 common shares of T2CN for US$19.3 million. The first payment was paid on February 12, 2007, which consisted of approximately US$9.4 million (including related costs) in cash and 173,814 Shares of common stock of GigaMedia, valued at US$2.1 million. The remaining purchase price of US$7.8 million was paid in cash on August 15, 2007.
          In May 2007, we acquired an additional 7,500,000 convertible preferred shares of T2CN for an all-cash consideration of US$75 thousand, pursuant to our exercise of the rights stated in a shareholder agreement which we entered into with T2CN and certain of its shareholders in April 2006, which was amended and restated in November 2006. We were granted rights to subscribe for additional convertible preferred shares of T2CN based on the financial performance of T2CN during each of the twelve-month periods ending March 31, 2007 and December 31, 2007.
          In July 2007, we acquired 5,494,755 common shares of T2CN for US$3.7 million in cash and 52,571 Shares of common stock of GigaMedia, valued at US$656 thousand.
          On May 26, 2008, we acquired 4,500,000 common shares of T2CN for all-cash consideration of approximately US$3.4 million.
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
T2CN AGREEMENTS WITH AFFILIATES
          Due to restrictions in the PRC on foreign equity ownership of companies providing Internet content services and certain other licensing restrictions, we operate our online games business in the PRC through T2 Entertainment and T2 Advertisement, which hold the licenses required for the operation of our online games business, and which are owned by PRC nationals. We have entered into the following series of contractual arrangements which are intended to give us effective control over these entities:

Exclusive Technical Consulting Service Agreement, dated November 15, 2006 and amended April 1, 2007, between T2 Technology, a wholly-owned subsidiary of T2CN and T2 Entertainment
          T2 Technology has entered into an exclusive technical consulting service agreement with T2 Entertainment pursuant to which T2 Technology provides technical consulting and related information services for an initial term of eighteen years.
Exclusive Commercial Consulting Service Agreement, dated November 15, 2006 and amended April 1, 2007, between T2 Technology and T2 Entertainment
          T2 Technology has entered into an exclusive commercial consulting service agreement with T2 Entertainment pursuant to which T2 Technology provides commercial consulting and related services for an initial term of eighteen years.
Exclusive Call Option Agreements, dated February 9, 2007, between T2 Technology and shareholders of T2 Entertainment
          T2 Technology has entered into exclusive equity transfer call agreements with each of the shareholders of T2 Entertainment, pursuant to which each of such shareholders has granted T2 Technology an irrevocable option to acquire all or part of the equity interests held by them in T2 Entertainment, to the extent permitted by then-effective laws and regulations in the PRC.
Equity Pledge Agreements, dated February 9, 2007, between T2 Technology and shareholders of T2 Entertainment
          T2 Technology has entered into agreements whereby each of the shareholders of T2 Entertainment have pledged all of their respective equity interests in T2 Entertainment as security for the full performance of their respective obligations under all of their agreements with T2 Technology.
Proxy Agreements, dated February 9, 2007, between T2 Technology and shareholders of T2 Entertainment
          T2 Technology has entered into shareholder voting rights and proxy agreements with each of the shareholders of T2 Entertainment under which the shareholders have irrevocably granted T2 Technology the power to exercise all of their voting rights of T2 Entertainment.
Exclusive Commercial Consulting Service Agreement, dated November 15, 2006 and amended January 1, 2007, between T2 Technology and T2 Advertising
          T2 Technology has entered into an exclusive commercial consulting service agreement with T2 Advertising pursuant to which T2 Technology provides commercial consulting and related services for an initial term of eighteen years.
Exclusive Call Option Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising
          T2 Technology has entered into exclusive equity transfer call agreements with each of the shareholders of T2 Advertising, pursuant to which each of such shareholders has granted T2 Technology an irrevocable option to acquire all or part of the equity interests held by them in T2 Advertising, to the extent permitted by then-effective laws and regulations in the PRC.
Equity Pledge Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising
          T2 Technology has entered into agreements whereby each of the shareholders of T2 Advertising have pledged all of their respective equity interests in T2 Advertising as security for the full performance of their respective obligations under all of their agreements with T2 Technology.
Proxy Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising
          T2 Technology has entered into shareholder voting rights and proxy agreements with each of the shareholders of T2 Advertising under which the shareholders have irrevocably granted T2 Technology the power to exercise all of their voting rights of T2 Advertising.

D. Exchange Controls
          There are currently no foreign exchange regulations which restrict the export or import of our capital and the ability of our subsidiaries to distribute dividends to us. There are no limitations imposed by Singapore law or by our Articles of Association on the right of a non-resident or foreign owner to hold or vote the Shares.
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
          If our shareholder, whether a company or an individual, receiving or deriving such dividends is tax resident in Singapore, he would be entitled to foreign tax credits under the Singapore-Taiwan Tax Treaty and, if the recipient is a company which owns not less than 25 percent of Shares, the tax credit will include underlying tax paid by us.
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
          The normal tax rate for corporate profits in Singapore is 18 percent for the year of assessment 2008 (i.e., for the income earned in the financial year or other basis period ended 2007). With effect from year of assessment 2008 as announced in the 2007 budget, the corporate tax rate is reduced to 18 percent. Resident individuals are subject to tax at progressive rates. Based on proposals made by the government in the 2006 budget, the maximum individual tax rate would be 20 percent for the year of assessment 2007.
          If our shareholders are corporations, our shareholders will be regarded as being tax resident in Singapore if the control and management of our shareholders’ business is exercised in Singapore. For example, if our shareholders’ board of directors meets and conducts the business of our shareholders’ company in Singapore, our shareholders will be regarded as tax resident in Singapore. If our shareholders are individuals, our shareholders will be regarded as being tax resident in Singapore in a year of assessment if, in the preceding year, our shareholders were physically present in Singapore or exercised an employment in Singapore (other than as directors of a company) for 183 days or more, or if our shareholders had resided in Singapore.
          All foreign-sourced income received in Singapore (except for income received through a partnership in Singapore) on or after January 1, 2004 by tax resident individuals will be exempt from tax.

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
Stamp Duty
          There is no stamp duty payable in respect of the issuance and holding of Shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2.00 for every S$1,000 of the consideration for or market value of the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument is executed outside Singapore, or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing shares. However, stamp duty would be payable if an instrument of transfer which is executed outside Singapore is received in Singapore.
          Under Singapore law, our directors may not register a transfer of Shares unless the instrument of transfer has been duly stamped.
Singapore Estate Duty
          With respect to deaths occurring on or after January 1, 2002, the movable property of persons who are not domiciled in Singapore at the time of death are exempt from estate duty. Therefore, an individual holder of Shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of Shares.
          If our shareholders are individuals who are domiciled in Singapore, Singapore estate duty is imposed on the value of most immoveable property situated in Singapore and on most movable property, wherever it may be situated, subject to specific exemption limits. Accordingly, Shares held by an individual domiciled in Singapore are subject to Singapore estate duty upon such an individual’s death. Singapore estate duty is payable to the extent that the value of Shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, (i.e., the separate exemption limit for residential properties) any excess beyond S$600,000 will be taxed at 5 percent on the first S$12,000,000 of the individual’s Singapore chargeable assets and thereafter at 10 percent.
          Estate duty has been abolished for deaths occurring on or after February 2008.
          Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of Shares.
Goods and Services Tax (“GST”)
          The sale of our Shares by an investor belonging in Singapore to another person belonging in Singapore is an exempt supply not subject to GST. Any GST directly or indirectly incurred by the investor in respect of this exempt supply is a cost to the investor.
          Where our Shares are sold by a GST-registered investor to a person belonging outside Singapore, the sale is a taxable supply subject to GST at zero-rate. Any GST incurred by the investor in the making of this sale, if the same is a supply in the course of furtherance of a business, is claimable as a refund from the Comptroller of GST.
          Services such as brokerage, handling and clearing services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase, sale or holding of our Shares will be subject to GST at the rate of 7 percent effective July 1, 2007 (previously, the GST rate was 5 percent). Similar services rendered to an investor belonging outside Singapore are subject to GST at zero-rate.

U.S. Federal Income Tax Considerations for U.S. Holders
          The following is a discussion of certain U.S. federal income tax considerations for investors in Shares that are U.S. persons (as defined below) that hold the Shares as a capital asset. This discussion is based on U.S. federal income tax law as in effect on the date hereof, which is subject to change, possibly on a retroactive basis. This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are a:
•	bank;

•	broker-dealer;

•	financial institution or insurance company;

•	tax-exempt entity;

•	person holding Shares as part of a straddle, hedge, conversion or other integrated investment;

•	a person owning, actually or constructively, 10 percent or more of the combined voting power of all classes of our stock; or

•	a person whose “functional currency” is not the U.S. dollar.
          This discussion does not address any U.S. state, local or foreign tax, or any U.S. federal estate, gift or alternative minimum tax consideration of a holder of Shares.
          As used in this discussion, the term “U.S. person” means a:
•	individual who is a citizen or resident of the United States;

•	corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof;

•	estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has otherwise elected to be treated as a U.S. person under the Internal Revenue Code.
          If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you are urged to consult your tax advisors as to the particular U.S. federal income tax consequences as applicable to you.
          You are urged to consult your tax advisor concerning the particular U.S. federal, state, local and foreign income and other tax considerations regarding the ownership and disposition of the Shares, including the application of the passive foreign investment company rules discussed below. Investors should carefully review the discussion below under “— Passive Foreign Investment Company Rules.”

Taxation of Dividends
          Except as discussed below with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your Shares (other than certain pro rata distributions of Shares or rights to subscribe for Shares) will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Singapore. Shares are expected to be readily tradable on the NASDAQ Global Market, an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations with regard to distributions on Shares.
          The amount of any distribution paid in a currency other than the U.S. dollar will equal the U.S. dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the distribution, regardless of whether the foreign currency is actually converted into U.S. dollars. If you do not convert the foreign currency you receive as a dividend on the date of receipt, you will have a basis in such foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize when you subsequently sell or otherwise dispose of such foreign currency generally will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.
          Holders may generally elect to claim a credit against their U.S. federal income tax liability for Singapore tax withheld from dividends received with regard to the Shares. The rules relating to the determination of the foreign tax credit are complex, and prospective purchasers are urged to consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for Singapore tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. You will not be eligible for a foreign tax credit for the underlying Singapore taxes on profits paid by us with respect to such dividends.
          Sale or other disposition of Shares. Except as discussed below with respect to the passive foreign investment company tax rules, a holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of Shares in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the Shares. Such gain or loss generally will be long-term (taxable at a reduced rate for individuals) if, on the date of sale or disposition, the Shares were held by the holder for more than one year and will generally be treated as gain or loss from U.S. sources for foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.
Passive Foreign Investment Company Rules
          In general, we will be classified as a “passive foreign investment company” (“PFIC”) for any taxable year if either (i) at least 75 percent of our gross income is passive income or (ii) at least 50 percent of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. Based upon an analysis of our income and assets for the 2008 taxable year as reasonably approximated for purposes of applying the PFIC rules, we do not believe we should be classified as a PFIC for the 2008 taxable year. Whether we are classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of our cash, cash equivalents and short-term investments) and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, both of which and gross income are subject to change from year to year. Between April 2006 and June 2007, we acquired control over a majority of the voting rights in T2CN, consideration for which mainly comprised cash. In July 2007 and May 2008, we acquired additional equity interests in T2CN, also for primarily cash consideration. We will continue to investigate opportunities that may give rise to the acquisition of additional businesses for cash, thereby reducing our cash or other investment assets. If we acquire additional businesses for cash, we may, in turn, mitigate our risk of being or becoming classified as a PFIC. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be classified a PFIC in the current or any future taxable year. Provided we are a PFIC for any taxable year during your holding period of Shares, the PFIC tax rules discussed below generally will apply in future years even if we cease to be a PFIC in subsequent years. The 15 percent maximum rate on our dividends would not apply if we are or become classified as a PFIC.

          If we are classified as a PFIC for any taxable year during which you hold Shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125 percent of the average annual distributions received by you in the three preceding taxable years or your holding period for the Shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of Shares. Under these PFIC rules the:
•	excess distribution or gain would be allocated ratably over your holding period for the Shares;

•	amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) would be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, would be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.
          As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are actively traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the Commission or the national market system established under the Securities and Exchange Act of 1934 (i.e., the NASDAQ Global Market). In addition, we believe that, based on the current level of trading activity of Shares on the NASDAQ Global Market, Shares should qualify as being actively traded, but no assurances may be given in this regard. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.
          The “QEF Election,” which serves as a further alternative to the foregoing rules, is not available.
          If you own Shares during any year that we are a PFIC, you must file an annual IRS Form 8621. In the case of investors who have held Shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such Shares (or any portion thereof), who have not previously determined to make a mark-to-market election, and who are now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing Shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.
Information Reporting and Backup Withholding
          In general, unless you are an exempt recipient, such as a corporation, and demonstrate this when required, information reporting will apply to dividend payments that we make to you paid within the United States (and in some cases, outside of the United States). Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make the necessary certifications, you will be subject to backup withholding.
          In general, payment of the proceeds from the sale of Shares to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption. U.S. information reporting and backup withholding generally will not apply to a payment made outside the United States or the proceeds of a sale of Shares through an office outside the United States of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the United States or the proceeds of a sale of Shares through an office outside the United States if the broker is:

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
          You may also request a copy of our Commission filings, at no cost, upon written request to our investor relations department at 8th Floor, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, R.O.C., or by e-mail to: Brad.miller@GigaMedia.com.tw. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.
I. Subsidiary Information
          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various types of market risks in the normal course of business, including changes in interest rates and foreign currency exchange rates.
Foreign Currency Exchange
          Our subsidiaries conduct most of their business transactions in their own measurement currencies; therefore the foreign currency risks derived from operations are not significant. However, we hold some assets or liabilities in foreign currencies other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. We have not used hedging transactions to reduce our exposure to exchange rate fluctuations; however, we may choose to do so in the future.
          As of December 31, 2007, we had bank deposits of approximately US$2.0 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange loss of approximately US$680 thousand and unrealized foreign exchange gain of approximately US$5 thousand in 2007.
          As of December 31, 2007, we had available-for-sale marketable securities of approximately US$5.5 million recorded under FAS 115 and denominated in foreign currencies other than measurement currencies of the entity holding such assets. Future fluctuation of the exchange rates could impact the periodic impairment assessment on other-than-temporary loss of these assets. We did not record any impairment loss on these marketable securities in 2007.
Interest Rate Sensitivity
          Our exposure to interest rates relates primarily to our investments in marketable securities and short-term loans. As of December 31, 2007, we had approximately US$11.4 million of investment in fixed-income or money market investment funds. These investments are subject to interest rate risk in that the value of their holdings in debt instruments will fall if market interest rates increase. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. As of December 31, 2007, we had approximately US$33.3 million of short-term loans, with a weighted average interest rate of approximately 3.4 percent. Increases in interest rates of the loans will increase our interest expenses. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.
Other Market Risk
          We are also exposed to other market risk, which is mainly derived from our investments. Changes in the stock price, performance or net asset value of these companies and investment funds might have significant impact on our financial positions or operating results.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
          Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
          Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and these controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
          Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States and that receipts and expenditures are being made only in accordance with authorizations of our management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Frameworks. Based on our assessment and those criteria, our management has determined that our internal control over financial reporting as of December 31, 2007 was effective.
          As of December 31, 2007, with regard to the scope of our assessment, we excluded T2CN from our assessment of internal control over financial reporting because it was consolidated beginning in June 2007. T2CN’s total assets, total revenues, and net income represent approximately US$27.2 million, US$9.0 million and US$0.7 million, respectively, of our total assets, total revenues and net income in 2007. We also did not extend our assessment to UIM, which was consolidated based on FIN46(R), because we do not control UIM and do not have the right or authority to assess, modify or dictate its internal controls. The consolidation of UIM resulted in an increase in assets, liabilities, and revenues of approximately US$32.9 million, US$31.9 million and US$65.1 million, respectively, as of and for the year ended December 31, 2007. Accordingly, our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting do not extend to the disclosure controls and procedures and internal control over financial reporting of T2CN and UIM. However, our internal control is adequate to ensure that the financial information for such excluded businesses is reflected properly in our consolidated financial statements.

          GHP Horwath, P.C., an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein on pages F-1 and F-2, on the effectiveness of our internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
          During the year ended December 31, 2007, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [Reserved]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our board of directors has determined that Mr. Michael Y. J. Ding, a member of our audit committee, qualifies as an audit committee financial expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Ding has served as an independent director of our board and a member of our audit committee since July 30, 2003. Mr. Ding ahs been appointed as the chairman and CEO of Waterland Securities Co., Ltd. Prior to this position, Mr. Ding was the chairman of Fubon Securities Investment Consulting Co., Ltd., and president and chief executive officer of Fubon Asset Management Co. Ltd., president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Prior to these positions, Mr. Ding was a chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc.
ITEM 16B. CODE OF ETHICS
          We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005 in order to conform certain provisions in it with our newly adopted anti-fraud policy. Our code of ethics is available on our Website at http://www.gigamedia.com.tw/code.htm. If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our Website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8th Floor, No. 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, R.O.C., or by e-mail to: Brad.miller@GigaMedia.com.tw.
          On December 19, 2005, our board of directors adopted an anti-fraud policy for the purpose of preventing fraud schemes, including fraudulent financial reporting misappropriation of assets, any fraud committed by senior management, and information technology fraud. According to our anti-fraud policy, our audit committee is responsible for monitoring the implementation of our anti-fraud policy and procedures, and an anti-fraud taskforce is assigned by our audit committee to be responsible for the anti-fraud hotline management, risk assessment, complaint investigation and resolution, and reporting to our chief executive officer, chief financial officer and audit committee.
          On May 10, 2006, our audit committee adopted a whistleblower program pursuant to our anti-fraud policy. The whistleblower program enables all employees to know how and when to use the whistleblower hotline and communicate or report, on a confidential or anonymous basis, without fear of retribution, concerns related to wrongdoings or violations, and ensures that all reported incidents are properly investigated.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The following table summarizes the aggregate fees billed to us by GHP Horwath, P.C. for services performed relating to the fiscal years ended December 31, 2006 and 2007.

	For the Years Ended December 31,
	2006	2007
	(in US$)	(in US$)
Audit Fees	492,922	1,036,738
Audit-Related Fees	0	9,867
Tax Fees	32,515	42,847
Other Fees	0	0

A. Audit Fees
          Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.
B. Audit-Related Fees
          Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as agreed-upon report for special purpose in 2007.
C. Tax Fees
          Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns, and tax advisory services.
D. Other Fees
          All other fees are fees billed for services provided by the independent registered public accounting firm other than the services reported as audit fees, audit-related fees and tax fees above. No other fees were billed during 2006 and 2007.
E. Audit Committee Pre-Approval Policies and Procedures
          In May 2005, we adopted our audit committee charter. Consistent with the Commission’s policies regarding auditor independence, our audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of auditors engaged to provide us with audit, review or attest services. Our audit committee has sole discretion to review and pre-approve the appointment of auditors and to set their fees for the performance of audit and non-prohibited non-audit services in accordance with the Sarbanes-Oxley Act of 2002 and the Commission rules and regulations promulgated thereunder, subject to the appointment, replacement or removal from office of our independent public accountants as approved by our shareholders at our Annual General Meeting.
          The appointment of our independent auditors, GHP Horwath, P.C., as well as the scope of each audit, audit-related or non-prohibited, non-audit services provided pursuant to such appointment, and our auditors’ fees for all such services, were approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
          We have elected to provide financial statements for fiscal year 2007 and the related information pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     Our consolidated financial statements and the reports thereon by our independent registered public accounting firm listed below are attached hereto as follows:

Page
(a	)	Report of Independent Registered Public Accounting Firm	F-1 — F-2
(b	)	Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3 — F-4
(c	)	Consolidated Statements of Operations for the years ended December 31, 2005,
		2006 and 2007	F-5
(d	)	Consolidated Statements of Shareholders’ Equity for the years ended
		December 31, 2005, 2006 and 2007	F-6
(e	)	Consolidated Statements of Cash Flows for the years ended December 31, 2005,
		2006 and 2007	F-7 — F-8
(f	)	Notes to the Consolidated Financial Statements	F-9 — F-83

ITEM 19. EXHIBITS

EXHIBIT	INDEX

1.1	Memorandum of Association of our Company*

1.2	Articles of Association of our Company*

1.3	Amended Memorandum and Articles of Association of our Company**********

4.1	Microsoft Commercial Internet System License Agreement between Hoshin GigaMedia Center Inc., dated April 1, 1998**

4.2	License Agreement between Portal Information Network, Inc. and Hoshin GigaMedia Center Inc., dated May 23, 1998**

4.3	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Prosperity CATV Inc., dated May 12, 1999 (including English summary)**

4.4	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Everlasting Cable TV Co., dated June 16, 1999 (including English summary)**

4.5	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Lee Kwan Cable TV Co., dated June 16, 1999 (including English summary)**

4.6	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Wonderful Cable TV Co. Ltd., dated June 16, 1999 (including English summary)**

4.7	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Powerful CATV Co. Ltd., dated May 14, 1999 (including English summary)**

4.8	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Netwave Cable TV Inc., dated April 16, 1999 (including English summary)**

4.9	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and New Visual Wave CATV Inc., dated August 18, 1999 (including English summary)**

4.10	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Da Fung CATV Co. Ltd., dated July 6, 1999 (including English summary)**

4.11	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gaho Cable Co. Ltd., dated May 12, 1999 (including English summary)**

4.12	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and TeleFirst Cable Communication Co. Ltd., dated May 19, 1999 (including English summary)**

4.13	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Twinstar CATV Co. Ltd., dated April 16, 1999 (including English summary)**

4.14	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Sun Crown CATV Co. Ltd., dated April 16, 1999 (including English summary)**

4.15	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shinyeongan CATV Co. Ltd., dated May 21, 1999 (including English summary)**

EXHIBIT	INDEX
4.16	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Chung Lian Inc., dated April 16, 1999 (including English summary)**

4.17	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Gang Du Cable TV Co. Ltd., dated April 16, 1999 (including English summary)**

4.18	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Union Cable TV Co. Ltd., dated May 14, 1999 (including English summary)**

4.19	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and North Taoyuan CATV Company, dated August 9, 1999 (including English summary)**

4.20	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Top Cable TV System Co., dated November 1, 1999 (including English summary)**

4.21	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shin Ho Cable TV Co. Ltd., dated May 13, 1999 (including English summary)**

4.22	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Shuang Shing Cable TV Co., dated June 16, 1999 (including English summary)**

4.23	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Hai Sun Cable Broadcasting System Co. Ltd., dated August 9, 1999 (including English summary)**

4.24	Broadband Internet over Cable Service Agreement between Hoshin GigaMedia Center, Inc. and Tien Wai Tien CATV Co., Ltd., dated October 25, 1999 (including English summary)**

4.25	Registration Rights Agreement among GigaMedia Limited and Microsoft Corporation, dated November 23, 1999**

4.26
Shareholders’ Agreement among GigaMedia Limited and Microsoft Corporation, Koos Develop Corp., Kudos Fund, Best Method Limited, TCC International, Mr. Chester Koo, Mr. Leslie Koo, Mr. Kent Yen, Mr. Raymond Chang, Mr. Yichun Chang, Mr. Chris Tung and Mr. Michel Chu, dated November 23, 1999**

4.27	Business Co-Operation Agreement among Hoshin GigaMedia Center, Inc. and Microsoft Corporation, dated November 1, 1999**

4.28	Strategic Alliance Agreement among GigaMedia Limited, Hoshin GigaMedia Center Inc., and Gamania Digital Entertainment Co., LTD., dated March 1, 2001***

4.29	Stock Purchase Agreement, dated as of March 17, 2004, by and among GigaMedia International Limited, GV Holding Company, and Alexander Saidakovsky, Alexander Ganelis and Daniil Utin******

4.30	End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated April 1, 2004*******

4.31	Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV, Digital International Corporation, dated June 23, 2005*******

4.32	Put-Call Option Agreement between Hoshin GigaMedia Center, Inc. and JSDWAY Digital Technology Co. Ltd., dated December 21, 2005*

4.33	Assets Sale and Purchase Agreement among GigaMedia Limited, FunTown World Limited, Hoshin GigaMedia Center, Inc. and TWP Corporation, dated December 19, 2005*

4.34	Share Purchase Agreement between GigaMedia Limited and Nextbase International Limited, dated September 17, 2005*

4.35	Subscription Rights Agreement between Hoshin GigaMedia Center, Inc. Wretch Co., Ltd. and the shareholders of Wretch Co. Ltd, dated March 10, 2006*

4.36	Series A Preferred Share Purchase Agreement among T2CN Holding Limited, GigaMedia China Limited, and certain shareholders of T2CN, dated April 27, 2006*

4.37	Shareholders’ Agreement among T2CN Holding Limited and the Shareholders dated April 27, 2006*

EXHIBIT	INDEX
4.38	Strategic Partnership Agreement between T2CN Holding Limited and GigaMedia China Limited, dated April 27, 2006*

4.39	Assets Purchase and Sale Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006*

4.40	Service Agreement between Hoshin GigaMedia Center, Inc. and Webs-TV Digital International Corporation, dated May 15, 2006*

4.41	Second Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2006*

4.42
Amended and Restated Shareholders’ Agreement between T2CN Holding Ltd., certain shareholders of T2CN, GigaMedia China Limited, Marvel City Investments Limited, Patriot Capital Limited, TAE LLC and Ant Bridge No. 2 Venture Capital Secondary Investment Limited Partnership, dated November 25, 2006**********

4.43	Share Purchase Agreement between GigaMedia China Limited, Newmargin T2CN Investment Ltd. and Shanghai Newmargin Venture Capital Co., Ltd, dated January 1, 2007**********

4.44	Share Purchase Agreement between GigaMedia China Limited and Chengwei (China) Investment Company, Greg. Wei Gang Ye, and Jia Yi Wan, dated January 1, 2007**********

4.45	Share Purchase Agreement between GigaMedia China Limited and certain shareholders of T2CN, dated January 17, 2007**********

4.46	Share Purchase Agreement between GigaMedia China Limited, Shanghai Newmargin Venture Capital Co. Ltd. and Newmargin Happydigital Investment Partners Inc., dated January 1, 2007**********

4.47	Subscription Agreement between GigaMedia Asia Pacific Limited and Infocomm Asia Holdings Pte. Ltd., dated December 7, 2006**********

4.48	Termination Agreement between Hoshin GigaMedia Center Inc., Koos Broadband Telecom Co., Ltd, Wretch Co., Ltd and certain shareholders of Wretch Co., Ltd, dated December 12, 2006**********

4.49	License and Distribution Agreement between Dragongate Enterprises Limited and HanbitSoft Inc., dated December 13, 2006**********

4.50	Third Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2007**********

4.51
Shareholders’ Agreement between GigaMedia Asia Pacific Limited, Management Capital International Ltd, Infocomm Investments Pte Ltd, Commerzbank Infocomm Segregated Portfolios, Global Star International Development Limited and Etherfast Pte Ltd, dated December 7, 2006**********

4.52
Shareholders’ Agreement, between GigaMedia Asia Pacific Limited, Bodhi China and India Investments LLC, Etherfast Pte Ltd, Global Star International Development Limited, Commerzbank Infocomm Segregated Portfolio, Infocomm Investments Pte Ltd, Management Capital International Ltd and Infocomm Asia, dated February 2, 2007**********

4.53	2006 Equity Incentive Plan********

4.54	2007 Equity Incentive Plan*********

4.55	Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Entertainment, dated November 15, 2006#

4.56	Supplemental Agreement to Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Entertainment, dated April 1, 2007#

4.57	Exclusive Technical Service and Consultancy Agreement between T2 Entertainment and T2 Technology, dated November 15, 2006#

4.58	Supplemental Agreement to Exclusive Technical Service and Consultancy Agreement between T2 Entertainment and T2 Technology, dated April 1, 2007#

4.59	Agreement for Pledge of Shares in T2 Entertainment between Wang Chi, Lu Ning and T2 Technology, dated

EXHIBIT	INDEX
February 9, 2007#

4.60	Exclusive Call Option Agreement regarding T2 Entertainment between Wang Chi, Lu Ning, T2 Entertainment and T2 Technology, dated February 9, 2007#

4.61	Proxy Voting Agreement regarding T2 Entertainment between T2 Technology, T2 Entertainment, Wang Chi and Lu Ning, dated February 9, 2007#

4.62	Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Advertisement, dated November 15, 2006#

4.63	Supplemental Agreement to Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Advertisement, dated January 1, 2007#

4.64	Agreement for Pledge of Shares in T2 Advertisement between Chi Min, Chang Tao and T2 Technology, dated March 20, 2008#

4.65	Exclusive Call Option Agreement regarding T2 Advertisement between Chi Min, Chang Tao, T2 Advertisement and T2 Technology, dated March 20, 2008#

4.66	Proxy Voting Agreement regarding T2 Advertisement between T2 Technology, T2 Advertisement, Chi Min and Chang Tao, dated March 20, 2008#

4.67	Share Purchase Agreement between William Zhu and GigaMedia China Limited, dated June 3, 2007#

4.68	Share Purchase Agreement between Yu-Chia Lee and GigaMedia China Limited, dated June 6, 2007#

4.69	Share Purchase Agreement between Zheng Bin and GigaMedia China Limited, dated June 10, 2007#

4.70	Share Purchase Agreement between J&R Music LLC, Ya-Tsen Lin and GigaMedia China Limited, dated July 5, 2007#

4.71	Share Purchase Agreement between Kingland Overseas Development Inc. and GigaMedia China Limited, dated July 6, 2007#

4.72	Share Purchase Agreement between Wang Ji and GigaMedia China Limited, dated July 6, 2007#

4.73	Share Purchase Agreement between Marvel City Investments Limited and GigaMedia China Limited, dated May 26, 2008#

8.1	List of Subsidiaries*

11.1	Code of ethics adopted by the registrant on April 21, 2004, as amended on December 19, 2005*

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act#

12.2	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act#

13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

15.1	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm#

*	Incorporated by reference from annual report on Form 20-F, file number 000-30540 filed with the Commission on June 28, 2006.

**	Incorporated by reference from our Registration Statement on Form F-1, file number 333-11416 filed with the Commission on February 2, 2000.

***	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 28, 2001.

******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2004.

*******	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 30, 2005.

********	Incorporated by reference from our Registration Statement on Form S-8, file number 333-142963 filed with the Commission on May 15, 2007

*********	Incorporated by reference from our Registration Statement on Form S-8, file number 333-148663 filed with the Commission on January 15, 2008

**********	Incorporated by reference from our annual report on Form 20-F, file number 000-30540 filed with the Commission on June 29, 2007

#	Filed herewith.

SIGNATURE
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED
By:	/s/ Arthur Wang
Arthur Wang
Chief Executive Officer Date: June 30, 2008

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
GigaMedia Limited
We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include T2CN Holding Limited (“T2CN”) which was acquired during 2007, because it was not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the acquisition consummation date and the date of management’s assessment. Additionally, Ultra Internet Media, S.A. (“UIM”), which has been consolidated based on FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, was not included in management’s assessment of and conclusion on the effectiveness of internal control over financial reporting as management does not control this business and did not have the right or authority to assess, modify or dictate its internal controls. T2CN’s total assets, total revenues and net income included in the consolidated financial statements of the Company as of December 31, 2007 and for the year then ended were approximately $27.2 million, $9.0 million and $0.7 million, respectively. UIM’s total assets, total liabilities and total revenue included in the consolidated financial statements of the Company as of December 31, 2007 and for the year then ended were approximately $32.9 million, $31.9 million and $65.1 million, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of these two businesses.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As discussed in Notes 1 and 20 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.
/s/ GHP HORWATH, P.C.
Denver, Colorado
May 9, 2008

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2007
(in thousands )

	December 31
	2006	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 8)	$22,372	$68,563
Marketable securities—current (Note 9)	13,816	11,354
Notes and accounts receivable—net (Note 10)	15,076	18,291
Prepaid expenses	3,196	5,615
Restricted cash (Note 12)	2,697	6,247
Other receivable	6,268	2,561
Other current assets (Note 13)	751	2,786

Total Current Assets	64,176	115,417

Marketable securities—noncurrent (Note 11)	25,000	21,018

Investments	—	4,612

PROPERTY, PLANT AND EQUIPMENT
Land and building	1,844	1,853
Information and communication equipment	18,200	23,163
Office furniture and fixtures	1,919	2,029
Leasehold improvements	2,157	2,222
Other	2,378	2,020

	26,498	31,287
Less: Accumulated depreciation	(16,400)	(18,279)

	10,098	13,008

GOODWILL (Notes 5 and 6)	55,817	85,149

INTANGIBLE ASSETS—NET (Notes 5 and 7)	23,067	26,060

OTHER ASSETS
Deferred assets	217	334
Refundable deposits	838	1,528
Prepaid licensing and royalty fees (Note 24)	3,374	16,739
Other	32	—

Total Other Assets	4,461	18,601

TOTAL ASSETS	$182,619	$283,865

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS—(Continued)
December 31, 2006 and 2007
(in thousands )

	December 31
	2006	2007
LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 14)	$12,853	$33,301
Notes and accounts payable	1,751	1,922
Accrued compensation	3,458	5,750
Accrued expenses (Note 15)	4,786	9,151
Player account balances	9,527	27,136
Other current liabilities (Note 16)	12,832	14,652

Total Current Liabilities	45,207	91,912

OTHER LIABILITIES
Refundable deposits	752	635
Accrued pension liabilities (Note 18)	434	436
Other	605	407

Total Other Liabilities	1,791	1,478

Total Liabilities	46,998	93,390

MINORITY INTERESTS	1,534	9,810

COMMITMENTS AND CONTINGENCIES (Notes 24 and 25)	—	—

SHAREHOLDERS’ EQUITY (Note 19)
Common shares, no par value, and additional paid-in capital; issued 51,495 thousand and 53,700 thousand shares on December 31, 2006 and 2007	289,495	296,793
Accumulated deficit	(128,439)	(89,692)
Accumulated other comprehensive loss	(26,969)	(26,436)

Total Shareholders’ Equity	134,087	180,665

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$182,619	$283,865

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2006 and 2007
(in thousands except for earnings per share amounts)

	2005	2006	2007

OPERATING REVENUES
Gaming software and service revenues	$22,511	$55,019	$118,950
Online game and service revenues	—	18,692	32,764
Internet access and service revenues	21,589	20,537	15,147
Other revenues	87	44	17

Total	44,187	94,292	166,878

OPERATING COSTS
Cost of gaming software and service revenues	(3,327)	(7,824)	(16,201)
Cost of online game and service revenues	—	(3,667)	(9,118)
Cost of Internet access and service revenues	(13,568)	(11,449)	(10,002)
Cost of other revenues	(488)	(391)	(223)

	(17,383)	(23,331)	(35,544)

GROSS PROFIT	26,804	70,961	131,334

OPERATING EXPENSES
Product development and engineering expenses	(3,562)	(5,738)	(7,911)
Selling and marketing expenses	(10,777)	(30,123)	(62,349)
General and administrative expenses	(7,892)	(12,421)	(22,240)
Bad debt expenses	(207)	(715)	(743)

	(22,438)	(48,997)	(93,243)

INCOME FROM OPERATIONS	4,366	21,964	38,091

NON-OPERATING INCOME (EXPENSES)
Interest income	411	722	1,441
Gains on sales of marketable securities	850	2,189	205
Interest expense	—	(582)	(655)
Foreign exchange gain (loss)	151	(161)	(675)
Gain (loss) on disposal of property, plant and equipment	204	(37)	(134)
Gain on divestiture of business (Note 4)	—	7,668	—
Proportionate share of losses under the equity method	—	—	(369)
Other (Note 21)	1,094	891	2,670

	2,710	10,690	2,483

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	7,076	32,654	40,574
INCOME TAX EXPENSES (Note 22)	(436)	(1,549)	(403)

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	6,640	31,105	40,171
MINORITY INTEREST	(150)	(321)	(1,281)

INCOME FROM CONTINUING OPERATIONS	6,490	30,784	38,890

LOSS FROM DISCONTINUED OPERATIONS—NET OF TAX	(154)	—	—

NET INCOME	$6,336	$30,784	$38,890

EARNINGS PER SHARE (Note 2)
Basic:
Income from continuing operations	$0.13	$0.60	$0.74
Income from discontinued operations	—	—	—

Net income	$0.13	$0.60	$0.74

Diluted:
Income from continuing operations	$0.12	$0.51	$0.65
Income from discontinued operations	—	—	—

Net income	$0.12	$0.51	$0.65

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS PER SHARE (Note 2)
Basic	50,312	50,921	52,876

Diluted	55,059	61,114	60,022

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2005, 2006 and 2007
(in thousands)

	Common shares			Accumulated other
	and additional paid-in capital		Accumulated	comprehensive
	Shares	Amount	deficit (Note 19)	income (loss)	Total
Balance as of January 1, 2005	50,154	$287,657	($165,559)	($26,127)	$95,971
Issuance of common shares for employee stock purchase plan	190	263	—	—	263
Net income	—	—	6,336	—	6,336
Components of other comprehensive income:
Net unrealized loss on marketable securities	—	—	—	(333)	(333)
Foreign currency translation adjustment	—	—	—	(1,589)	(1,589)

Total comprehensive income	—	—	—	—	4,414

Balance as of December 31, 2005	50,344	287,920	(159,223)	(28,049)	$100,648
Issuance of common shares from exercise of stock options	1,151	1,265	—	—	1,265
Stock-based compensation	—	310	—	—	310
Adjustment for initial application of FAS 158	—	—	—	235	235
Net income	—	—	30,784	—	30,784
Components of other comprehensive income:
Net unrealized gain on marketable securities	—	—	—	335	335
Foreign currency translation adjustment	—	—	—	510	510

Total comprehensive income	—	—	—	—	31,629

Balance as of December 31, 2006	51,495	289,495	(128,439)	(26,969)	134,087
Issuance of common shares from exercise of stock options and RSUs	1,979	2,733	—	—	2,733
Issuance of common shares for acquisition (Note 5)	226	2,703	—	—	2,703
Stock-based compensation	—	1,862	—	—	1,862
Adjustment for initial application of FIN 48 (Note 22)	—	—	(143)	—	(143)
Net income	—	—	38,890	—	38,890
Components of other comprehensive income:
Net unrealized gain on marketable securities	—	—	—	58	58
Defined benefit pension plan adjustment	—	—	—	(54)	(54)
Foreign currency translation adjustment	—	—	—	529	529

Total comprehensive income	—	—	—	—	39,423

Balance as of December 31, 2007	53,700	$296,793	($89,692)	($26,436)	$180,665

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2006 and 2007
(in thousands)

	2005	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,336	$30,784	$38,890
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,203	3,167	3,184
Amortization	2,202	2,876	3,214
Stock-based compensation	—	310	1,862
Provision for bad debt expenses	307	715	743
Gain on divestiture of business	(911)	(7,668)	—
Gain on sales of investment option rights	—	—	(498)
Gain on cancellation of prefered share call options	—	—	(1,069)
Loss (gain) on disposal of property, plant and equipment	(204)	37	134
Gain on sale of marketable securities	(958)	(2,189)	(205)
Proportionate share of losses under the equity method	—	—	369
Interest income from premium of convertible notes	—	(140)	—
Gain on early redemption of convertible notes	—	(625)	—
Cash dividend to minority interest shareholders of variable interest entity	—	(100)	(200)
Minority interests income (loss)	(646)	321	1,281
Other	504	63	(86)
Net changes in operating assets and liabilities, net of business acquisitions:
Notes and accounts receivable	(2,193)	(5,723)	(3,864)
Prepaid expenses	185	(2,422)	(2,316)
Other receivables	(695)	(62)	2,998
Other current assets	28	(376)	675
Notes and accounts payable	(1,371)	69	(327)
Accrued expenses	(1,177)	2,419	2,893
Accrued compensation	(18)	2,264	1,991
Player account balances	1,446	7,440	17,609
Other current liabilities	1,217	254	(1,259)
Accrued pension liabilities	62	(150)	(62)
Prepaid licensing and royalty fees	—	(3,374)	(9,829)
Other	3,205	1,553	(165)

Net cash provided by operating activities	11,522	29,443	55,963

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	176	(2,697)	(3,550)
Proceeds from disposal of marketable securities	36,970	26,700	20,151
Divestiture of business, net of cash transferred	3,253	3,318	4,930
Purchase of property, plant and equipment	(2,652)	(2,716)	(4,900)
Proceeds from disposal of property, plant and equipment	949	8	46
Proceeds from sales of investment option rights	—	—	580
Purchase of marketable securities	(20,184)	(42,509)	(26,552)
Purchase of investments	—	—	(1,827)
Purchase of intangible assets	(1,005)	(2,583)	(4,642)
Acquisitions, net of cash acquired	—	(26,760)	(13,983)
Increase in loan receivable	—	—	(2,500)
Decrease (increase) in refundable deposits	42	(197)	(610)
Decrease in other assets	(16)	(82)	—
Increase in deferred assets	(331)	(368)	(314)

Net cash provided by (used in) investing activities	17,202	(47,886)	(33,171)

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2005, 2006 and 2007
(in thousands)

	2005	2006	2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term borrowings	(284)	12,853	20,126
Capital contribution received from minority shareholders	—	—	30
Redemption of convertible notes	—	(15,000)	—
Increase (decrease) in refundable deposits	268	(80)	(117)
Cash received from the exercise of stock options	—	1,265	2,733
Issuance of common shares for employee stock purchase plan	263	—	—

Net cash provided by (used in) financing activities	247	(962)	22,772

Exchange difference	(473)	46	627

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,498	(19,359)	46,191
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,233	41,731	22,372

CASH AND CASH EQUIVALENTS AT END OF YEAR	$41,731	$22,372	$68,563

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$581	$621

Income tax paid during the year	$323	$455	$827

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Unrealized holding (loss) gain on available-for-sale securities	($333)	$335	$58

Accrual for investing in marketable securities	—	—	$2,204

Issuance of common shares for acquisition	—	—	$2,703

Issuance of convertible notes as acquisition consideration	—	$15,000	—

Adjustment to acquisition purchase price	—	$5,000	—

Divestiture of business	—	$4,966	—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

NOTE 1.	BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Business Overview
GigaMedia Limited (referred to herein as GigaMedia, our Company, we, us, or our) is a major provider of online entertainment software and services, with headquarters in Taipei, Taiwan.
We conduct our online entertainment business in two business segments: our gaming software and service business, which develops and licenses software for online real-money gaming solutions and applications; and our online game and service business, which operates play-for-fun games online.
The gaming software and service business develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging continental European markets. As a software developer and support service provider, we offer software solutions for online gaming, which we license under a software license and support service contract.
The online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players in Asia.
The third segment is our Internet access and service business, which provides Internet access service with multiple delivery technologies to consumers and broadband services to corporate customers in Taiwan.
(b) Basis of Presentation
In September 2005, we sold our legacy land-based music distribution business. (See Note 4, “Divestitures”, for additional information). The music distribution business has been accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (“GAAP”) and, therefore, the results of operations of the music distribution business have been removed from our Company’s results of continuing operations for all periods.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Principles of Consolidation
The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of three variable-interest entities (“VIE”) as defined by the Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) (“FIN 46(R)”) are included on the Consolidated Financial Statements. (See Note 3, “Variable-Interest Entities”). The accounting policy for other investments in securities is described in Note 1 within “Marketable Securities” and “Investments”.
Foreign Currency Translation
The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income in shareholders’ equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2005, 2006, and 2007 were $28 million, $28 million, and $27 million, respectively.
(c) Summary of significant accounting policies
Use of Estimates
The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Revenue Recognition
General
Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.
We present the sales taxes assessed by governmental authorities on our revenue transactions on a net basis on our Consolidated Financial Statements.
Multiple-Element Arrangements
Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance. All other deliverables in multiple-element arrangements are accounted for in accordance with Emerging Issues Task Force (“EITF “) 00-21, “Revenue Arrangements with Multiple Deliverables”, (“EITF 00-21”).
In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.
Gaming Software and Service Revenues
Gaming software and service revenues are related to software we develop and license and support services we provide for online real-money gaming solutions and applications.
Under the provisions of FIN 46(R), the results of a software licensee of our Company, Ultra Internet Media, S.A. (“UIM”) have been incorporated into our Consolidated Financial Statements. UIM and GigaMedia are separately owned. (See Note 3, “Variable-Interest Entities”, for additional information). Our software licensing and support service revenues are based upon a percentage

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
of gross receipts generated by UIM’s online gaming operations, and are recognized monthly. Software licensing and support service revenues we receive from providing such services to UIM have been eliminated in consolidation.
UIM generates revenue by providing and promoting online games of skill and chance that are available on its free download gaming software. Multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers are accounted for in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (“SOP 97-2”). UIM’s online gaming service is inseparable from the software element involved and UIM does not sell each element separately. UIM’s online gaming service does not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform, which were included on our Consolidated Financial Statements in accordance with FIN 46(R), are recognized at the time games are played and are net of player winnings. Transaction fee revenues derived from UIM’s online multi-player poker platform are recognized as services are provided. Commissions and other related expenses are charged to expenses as incurred.
Online Game and Service Revenues
Online game and service revenues are related to our online game and service business that operates play-for-fun games online in Asia.
Online game revenues are collected through the sale of online game points, pre-paid cards, and game packs. Virtual online game points are sold directly to end-users who can make the payments through credit cards, the Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
products in accordance with our published game points expiration policy.
In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”, we report sales of virtual online game points on a gross basis. In the sales of virtual online game points, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues.
Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectability is reasonably assured.
Internet Access and Service Revenues
Internet access and service revenues include revenues derived from provision of cable modem Internet access services, Internet access services to corporate customers, IP bandwidth services to cable operators that enable them to offer their own cable modem services, certain Internet access-related services including non-refundable activation fees, billing and consulting services and other value-added services, and an ADSL Internet access services business, which we sold in May 2006 (See Note 4, “Divestitures”, for additional information).
Cable modem, ADSL, and corporate revenues are recorded net of discounts, and in the case of our cable modem and corporate services, net of fees paid to our cable partners in accordance with revenue sharing agreements in effect between our Company and our cable partners. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. We record any such advanced payment receipts as deferred revenues included in other current liabilities on our Consolidated Balance Sheets and amortize such revenues over the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
subscription period. Revenues related to provision of bandwidth to cable operators are calculated in accordance with revenue generated by cable operators, or subscriber numbers, or the level of bandwidth usage. Non-refundable activation fees are combined with our Company’s Internet access revenues as a single unit of accounting. Since the activation fees are not in exchange for services performed that represent the culmination of a separate earnings process, such fees are deferred in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition”. As part of our Internet access-related services, our Company also provides a variety of value-added services, including billing, consulting, co-location, and VPN services to corporate customers, and premium mail, Web storage space, and online photo albums, to retail customers. The value-added services are not bundled together as a group of services within one contract, nor are they bundled with any of our Company’s broadband access services. They are billed separately.
All the Internet access and service revenues are recognized on a straight-line basis over the subscription period or for the period in which the service is performed if no significant Company obligations remain and collection of the receivables is reasonably assured.
Our Company also provides cable modem equipment and Internet access-related equipment solutions to our customers on an operating lease basis. The rental service is bundled with the access service contract. Pursuant to EITF 00-21 and Statement of Financial Accounting Standards (“FAS”) No. 13, “Accounting for Leases” (“FAS 13”), the contract considerations are allocated among/between the FAS 13 deliverable and non-FAS 13 deliverable(s) based on their relative fair values. For the leased cable modem, the amounts attributable to the rental elements are negligible and rental revenue is recognized over the same period as the access service is rendered. Our Company therefore does not allocate the FAS 13 deliverable separately from the total contract considerations. For leased Internet access related equipment solutions, the FAS 13 element is separated from the contract considerations and reported under the caption, “Other Revenues”.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Other Revenues
Other revenues consist of sales of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers of our Company’s Internet access and service business, and are recognized when products are delivered or services are provided.
Discontinued Operations
For 2005, a portion of our Company’s revenues was generated from retail sales of music merchandise comprised of pre-recorded music (including compact discs and audio cassettes), video (including DVD and pre-recorded video cassettes), video games and other complementary products (including electronics, accessories, blank tapes and CD-Rs). Revenues from these retail sales were recognized at the point of sale to the consumer, at which time payment was tendered. Our Company’s policy was to not accept sales refunds or exchanges.
We disposed of our music distribution business in September 2005, and as a result have classified the income from these revenue-generating activities as part of discontinued operations. (See Note 4, “Divestitures”, for additional information).
Player Account Balances
Player account balances are related to player deposits from our gaming software and service business. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds.
Deferred Revenues
Deferred revenues are included in other current liabilities, and consist of the prepaid income related to our online game and service business, and the advance payment receipts related to Internet access and services business.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Operating Costs
Operating costs consist primarily of gaming software and online game processing costs, online game royalties, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs for our online game and Internet access businesses, Internet access engineering costs, Internet access bandwidth costs, and depreciation, maintenance and other overhead expenses directly attributable to the provision of gaming software and service revenues, online game and service revenues, and Internet access and services revenues.
Prepaid Licensing and Royalty Fees
Our Company, through our subsidiaries and VIE subsidiaries, entered into several license agreements with licensors to acquire licenses for the usage, marketing, distribution, selling and publishing of multi-player online games.
Prepaid licensing fees paid to licensors are capitalized when technology feasibility is achieved, and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually two to five years. The annual amortization shall be modified if the amount computed using the ratio that current gross revenues for a game license bear to the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.
Prepaid royalty fees and related costs are recognized in the period in which the related online game revenue is recognized.
Fair Value of Financial Instruments
Our Company’s financial instruments consist of cash and cash equivalents, notes and accounts receivable, marketable securities, investments, notes and accounts payable, and short-term debt. These financial instruments are stated at their carrying value, which is a reasonable estimate of fair value. In determining the fair value of our financial instruments, our Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions and

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
techniques such as discounted cash flow analysis, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value and may not be indicative of the amounts that we would realize in a current market exchange.
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.
Marketable Securities
All of our Company’s investments in marketable securities are classified as available-for-sale. Available-for-sale marketable securities are accounted for in accordance with FAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity until realized.
Other-than-temporary declines in market value from original cost are included on the current year’s Consolidated Statements of Operations. In determining whether an other-than-temporary decline in the market value has occurred, our Company considers the duration that, and extent to which, fair value of the investment is below its cost. Realized gains and losses also are included in non-operating income and expense on the Consolidated Statements of Operations.
Investments
We apply Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” in accounting for our investments.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Equity investments in non-publicly traded securities over which our Company has no ability to exercise significant influence are accounted for under the cost method. The equity investments accounted for under the cost method as of December 31, 2006 and 2007 were $0 thousand and $1,850 thousand, respectively.
Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling interest are accounted for under the equity method and our Company’s proportionate share of income or losses is recorded in non-operating income or expenses. The difference between the cost of the acquisition and the Company’s share of fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. The equity investments accounted for under the equity method as of December 31, 2006 and 2007 were $0 thousand and $2,762 thousand, respectively.
Unrealized losses that are considered other-than-temporary, if any, are included on the current year’s Consolidated Statements of Operations. Realized gains and losses, measured against carrying amount, are also included on the current year’s Consolidated Statements of Operations. There is no other-than-temporary loss in 2007, therefore, the fair value of a cost-method investment is not estimated.
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on an evaluation of collectability of notes receivable, accounts receivable, and other receivables. An allowance for doubtful accounts is also provided, when considered necessary, to loans receivable. We review loans receivable individually and the evaluation primarily consists of an analysis based upon current information available about the borrowers.
For those accounts in which a loss is probable, we record a specific reserve. Receivable losses are charged against the allowance when the Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	2 to 5
Other	3 to 5
Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.
Acquisitions
Our Company accounts for acquisitions using the purchase method as required by FAS No. 141, ”Business Combinations”, (“FAS 141”). Under FAS 141, the acquiring company allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets and liabilities identified is recorded as goodwill, for which the provisions of FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) applies.
Intangible Assets and Goodwill
Our Company’s intangible assets with definite lives are being amortized by the straight-line method over their estimated useful lives, ranging from three to 10 years. Our Company’s intangible assets with an indefinite useful life are not amortized. The recoverability of intangible assets is evaluated periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.
All goodwill, including goodwill related to acquisitions prior to July 1, 2002, is not amortized.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Impairment of Intangible Assets, Goodwill and Long-Lived Assets
Potential impairment of goodwill and intangible assets with indefinite useful lives has been evaluated using the specific guidance provided by FAS 142. This impairment analysis is performed, at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations.
Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized has been evaluated using the guidance provided by FAS No. 144, ”Accounting for the Impairment or Disposal of Long-Lived Assets”, (“FAS 144”). This impairment analysis is performed, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The estimate of fair value is generally based on quoted market prices or on the best available information, including prices for similar assets and the results of using other valuation techniques. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.
Software Cost
We recognize costs to develop our gaming software and online game products in accordance with FAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Accordingly, costs are capitalized after technological feasibility has been established, until such time when the product is available for general release to customers. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the useful economic life of the software, ranging from three to five years. The annual amortization shall be modified if the amount computed using the ratio

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.
We capitalize certain costs incurred to purchase or to create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion in accordance with SOP 98-1, ”Accounting for the Costs of Computer Software Developed or Obtained for Internal Use“. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, with ranges from three to five years.
Product Development and Engineering
Product development and engineering expenses consist primarily of research compensation, depreciation, and amortization, and are expensed as incurred.
Advertising
Direct-response advertising costs incurred related to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized on the Consolidated Statements of Operations over the estimated lives of customer relationship. As of December 31, 2006 and 2007, $205 thousand and $1.8 million, respectively of advertising were reported as assets.
All other advertising expenditures are expensed as incurred. Advertising expenses incurred in 2005, 2006 and 2007 totaled $915 thousand, $6.6 million and $24.7 million, respectively (including $93 thousand reported in discontinued operations in 2005).
Stock-Based Compensation
Prior to January 1, 2006, we elected to measure stock-based compensation expense using the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”), as interpreted, with pro-forma disclosures of net income and earnings per share, as if the fair-value method of accounting defined in FAS No. 123 “Accounting for Stock-Based

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Compensation”, (“FAS 123”), were used. Had our Company determined the stock-based compensation expense for our stock options based upon the fair-value as determined by the Black-Scholes option-pricing model at the grant date for the year ended December 31, 2005, our net income and earnings per share would have been as the following pro-forma amounts indicate:

(in US$ thousands,	Year Ended
except per share figures)	December 31,
2005
Net income
As reported	$6,336
Less: Stock compensation expense, net of related tax effects	(1,951)

Pro-forma	$4,385

Earnings per share:
As reported — basic	$0.13
As reported — diluted	0.12
Pro-forma — basic	0.09
Pro-forma — diluted	0.08
(See Note 20, “Share-Based Compensation”, for the assumptions and methodology used to determine the fair value of stock-based compensation).
Effective January 1, 2006, we adopted the fair value recognition provisions of FAS No. 123(R), “Share-Based Payment” (“FAS 123(R)”), using the modified prospective method and therefore have not restated results for prior periods. Under this transition method, stock-based compensation expense for the years ended December 31, 2006 and 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provision of FAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provision of FAS 123(R). FAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
is recognized as expense over the requisite service period. In connection with the adoption of FAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the graded-vesting method to the straight-line method. Compensation expense for all share-based payment awards granted prior to January 1, 2006 have been recognized using the graded-vesting method, while compensation expense for all share-based payment awards granted subsequent to January 1, 2006 are recognized using the straight-line method. Since our Company had not recorded any compensation cost in our Statement of Operations prior to the adoption of FAS 123(R), no cumulative effect adjustment was recorded upon adoption. We have also applied the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) in our adoption of FAS 123(R). (See Note 20, “Share-Based Compensation”, for additional information).
Our Company accounts for shares and stock options granted to non-employees in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or In Conjunction with Selling Goods or Services”, (“EITF 96-18”). Accordingly, we measure the fair value of the equity instruments granted to non-employees at the earlier of the performance commitment date or when performance is completed.
Retirement Plan and Net Periodic Pension Cost
Under a defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. Effective December 31, 2006, our Company adopted the provisions of FAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans — An Amendment of FASB Statements Nos. 87, 88, 106, and 132(R)”, (“FAS 158”). FAS 158 requires the recognition of the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability on the Consolidated Balance Sheets. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits, to be recognized on the Consolidated Balance Sheets as a

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
component of accumulated other comprehensive income (loss). The provisions of FAS 158 were adopted pursuant to the transition provisions therein. (See Note 18, “Pension Benefits”, for additional information, including the incremental effect of the adoption on our Consolidated Financial Statements).
Under our defined contribution pension plan, net periodic pension cost is recognized as incurred.
Comprehensive Income (Loss)
Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances, excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) is recorded as a component of shareholders’ equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, changes in unrealized holding gains and losses on marketable securities, unrecognized actuarial gains or losses related to our defined benefit pension plan, and unrecognized transition assets or obligations arising from the adoption of FAS 158.
Accounting for Income Taxes
We have adopted FAS No. 109, “Accounting for Income Taxes”, (“FAS 109”). Under FAS 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investments using the flow-through method. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Effective January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”, (“FIN 48”) , which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Under FIN 48, our Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income taxes benefits (expenses) on our Consolidated Financial Statements. The current portion of FIN 48 tax liabilities is included in income tax liability and the noncurrent portion of tax liabilities is included in other liabilities on the Consolidated Balance Sheets. (See Note 22, “Income Taxes”, for more information).
Earnings Per Share
We compute earnings per share in accordance with FAS No. 128, “Earnings Per Share”, (“FAS 128”). Under the provisions of FAS 128, basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and stock-based compensation and the assumed conversion of convertible debt and convertible preferred shares, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of diluted securities issued by subsidiaries.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Minority Interest
Minority interest includes 100 percent of the common stock of UIM held by third-party shareholders. UIM was deemed a VIE as defined by FIN 46(R) and our Company was considered the primary beneficiary of UIM. Under the provisions of FIN 46(R), we have incorporated the results of UIM into our 2005, 2006 and 2007 Consolidated Financial Statements, even though we own none of UIM’s equity. (See Note 3, “Variable-Interest Entities”, for more information).
Beginning in December 2006, minority interest also includes 30 percent of the common stock of Dragongate Enterprises Limited (“Dragongate Enterprises”), which is held by Cyber Gateway Pte. Ltd. (“Cyber Gateway”), which is 100 percent owned by Infocomm Asia Holdings Pte. Ltd. (“Infocomm Asia”). We also own 500,000 voting convertible preferred shares of Infocomm Asia. (See Note 11, “Marketable Securities — Noncurrent”, for additional information).
Beginning in June 2007, we consolidated T2CN Holding Limited (“T2CN”), which is included in the online game and service business, and the results of T2CN have been incorporated on the Consolidated Financial Statements. As of December 31, 2007, minority interest also includes 41.89 percent of the common stock of T2CN, which is held by third-party shareholders. (See Note 5, “Acquisitions”, for more information).
Prior to the sale of the music distribution business in September 2005, minority interest also included 41.42 percent of the common stock of G-Music Limited held by third-party shareholders; subsequent to the divestiture of G-Music Limited, related minority interest income was included in discontinued operations.
Reclassification
The presentation of certain prior years’ information has been reclassified to conform with current year presentations.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Recent Accounting Pronouncements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measures”, (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of FAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. We are in the process of determining what effect, if any, the adoption of FAS 157 will have on our Consolidated Financial Statements.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities”, (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. FAS 159 will be effective for fiscal years beginning after November 15, 2007. We are in the process of determining what effect, if any, the adoption of FAS 159 will have on our Consolidated Financial Statements.
In June 2007, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”, (“EITF 07-3”), that would require nonrefundable advance payments made by the Company for future R&D activities to be deferred and capitalized, and recognized as an expense as the related goods are delivered or the related services are performed by the Company. The adoption of EITF 07-3 had no material impact on our Consolidated Financial Statements.
In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”). Under FAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
beginning on or after December 15, 2008. We are in the process of determining what effect, if any, the adoption of FAS 141(R) will have on our Consolidated Financial Statements.
In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51”, (“FAS 160”). FAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are in the process of determining what effect, if any, the adoption of FAS 160 will have on our Consolidated Financial Statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 2. EARNINGS PER SHARE

(in US$ thousands, except per share figures)	For the years ended December 31,
	2005	2006	2007

Weighted average outstanding shares
Basic	50,312	50,921	52,876
Effect of dilutive securities
Employee share-based compensation	4,747	7,509	7,146
Convertible notes	—	2,684	—

Diluted	55,059	61,114	60,022

Earnings Per Share — Basic
Income from continuing operations	$6,490	$30,784	$38,890
Loss from discontinued operations, net of taxes	(154)	—	—

Net income	$6,336	$30,784	$38,890

Earnings per share
Continuing operations	$0.13	$0.60	$0.74
Discontinued operations	—	—	—

	$0.13	$0.60	$0.74

Earnings Per Share — Diluted
Income from continuing operations	$6,490	$30,784	$38,890
Interest charges associated with convertible notes	—	288	—

Income from continuing operations after assumed conversion of convertible notes	6,490	31,072	38,890

Loss from discontinued operations, net of taxes	(154)	—	—

Net income after assumed conversion of convertible notes and discontinued operations	$6,336	$31,072	$38,890

Earnings per share
Continuing operations	$0.12	$0.51	$0.65
Discontinued operations	—	—	—

	$0.12	$0.51	$0.65

NOTE 3. VARIABLE-INTEREST ENTITIES
Our Company adopted FIN 46 in July 2003. FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB amended FIN 46 by issuing FIN 46(R) in December 2003. FIN 46(R) is an update of FIN 46 and contains different implementation dates based on types of entities subject to the standard and based on whether a company has adopted FIN 46. Accordingly, the financial statements of the following VIEs have been consolidated into our Company’s Consolidated Financial Statements since July 1, 2003 or their respective date of establishment or acquisition, whichever is later.
In April of 2004, our Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s online gaming operations. The contract allows for us to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varies depending upon the software and support services provided to UIM. We analyzed the provisions of FIN 46(R) as it relates to contractual relationships and determined that we were and continue to be a primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our Consolidated Financial Statements, even though we own none of UIM’s equity, and recorded goodwill arising from the consolidation of UIM totaling $209 thousand. UIM’s net assets as of December 31, 2006 and 2007 were approximately $784 thousand and $933 thousand, respectively. The consolidation of UIM resulted in increases in assets and liabilities of approximately $12.8 million and $12.1 million, respectively, in 2006, and $32.9 million and $31.9 million, respectively, in 2007.
Beginning in June 2007, we consolidated T2CN. Pursuant to various agreements entered into between T2CN, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and the equity owners of T2 Entertainment and T2 Advertisement, T2CN generally has control and the risks and rewards of ownership of T2 Entertainment and T2 Advertisement and is considered the primary beneficiary of T2 Entertainment and T2 Advertisement. T2 Entertainment and T2 Advertisement were established to hold the necessary licenses for our participation in online game and related advertisement

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
services in the People’s Republic of China (“PRC”). Accordingly, from the date that we consolidated T2CN, the results of T2 Entertainment and T2 Advertisement are included in the accompanying Consolidated Financial Statements.
Details of certain key agreements between T2CN and its VIEs are as follows:
Shareholder Voting Rights Proxy Agreements. The shareholders of T2 Entertainment and T2 Advertisement entered into Shareholder Voting Rights Proxy Agreements with T2CN Information Technology (Shanghai) Co., Ltd. (“T2CN Technology”), under which each shareholder irrevocably granted T2CN Technology the power to exercise all voting rights to which they were entitled as shareholders of T2 Entertainment and T2 Advertisement.
Exclusive Equity Transfer Call Agreements. T2CN entered into exclusive equity transfer call agreements with each of the shareholders of T2 Entertainment and T2 Advertisement, under which the parties irrevocably agreed that, at T2CN’s sole discretion, it will be entitled to acquire all or part of the equity interests in T2 Entertainment and T2 Advertisement, to the extent as permitted by the then-effective PRC laws and regulations.
Exclusive Technical Service and Consultancy Agreement. T2CN Technology and T2 Entertainment and T2 Advertisement entered into certain exclusive technical service and consultancy agreements whereby T2CN Technology provides T2 Entertainment and T2 Advertisement with technical consulting and related services and information services. T2CN Technology is the exclusive provider of these services. The initial term of these agreements is eighteen years. In consideration for those services, T2 Entertainment and T2 Advertisement have agreed to pay service fees to T2CN Technology. The service fees are eliminated upon consolidation.
Equity Pledge Agreements. To secure the full performance of their respective obligations under a related exclusive technical service and consultancy agreement and shareholder voting rights proxy agreements, the shareholders of T2 Entertainment and T2 Advertisement have pledged all of their equity

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
interests in T2 Entertainment and T2 Advertisement to T2CN Technology under equity pledge agreements.
T2 Entertainment’s and T2 Advertisement’s net assets as of December 31, 2007 were approximately $115 thousand and $63 thousand, respectively. The consolidation of T2 Entertainment and T2 Advertisement resulted in increases in assets of approximately $4.7 million and $201 thousand, respectively, and in liabilities of approximately $4.6 million and $138 thousand, respectively, in 2007.
NOTE 4. DIVESTITURES
Divestiture — Music Distribution Business
In September 2005, we completed the sale of our land-based music distribution business. The transaction price, net of transaction costs, was $5.02 million. The cash proceeds, net of transaction costs and cash transferred, was $3.25 million. Results for the music distribution operations were reported as discontinued operations in 2005. In 2005, such amount was negative $154 thousand, which included an after-tax loss from the music distribution business, net of minority interest, of $1.07 million and a gain on the sale of the business of $911 thousand. (See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies” — (b) “Basis of Presentation”, for additional information).
Summarized select financial information for discontinued operations is as follows:

(in US$ thousands)	2005
Revenue	$37,907

Loss before tax and minority interest income	$(1,861)

Income tax benefit	$(1)

Minority interest loss	$(796)

Loss from discontinued operations	$(154)

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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

Divestiture — ADSL Business
In May 2006, we sold our ADSL Internet access and service business to Webs-TV Digital International Corporation (“Webs-TV”). The total transaction price of approximately $18.1 million consisted of a cash consideration of approximately $8.9 million related to the sale of the ADSL business, and a cash consideration of approximately $9.2 million related to the provision of certain agreed upon services, including bandwidth, billing, and consulting services, and the right to use GigaMedia’s ADSL brand for a period of five years. (See Note 24, “Commitments and Contingencies”, for additional information). Cash proceeds in 2006 and 2007 from the sale of the ADSL business, net of transaction costs and VAT, were approximately $3.3 million and $4.9 million, respectively.
Our results of continuing operations in 2006 included a pre-tax one-time gain from the sale of the ADSL business of $7.7 million, which was recorded in non-operating income. The ADSL business does not qualify under FAS 144 as a component that may be reported as discontinued operations since the operations and cash flows of our ADSL business cannot be clearly distinguished operationally and for financial reporting purposes from the rest of our Internet access and service business. Therefore, we have not reported the sale of our ADSL business as discontinued operations.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 5. ACQUISITIONS
Acquisition — T2CN
Beginning in June 2007, we consolidated T2CN. T2CN is a leading operator and provider of online sport games in the PRC. We acquired T2CN in order to enhance our position in the online game market in Asia. This primary factor and among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.
As of December 31, 2007, we owned 38,613,681 common shares of T2CN, which represents a controlling interest of 58.11 percent of the total outstanding voting rights of T2CN. The following summarizes our acquisitions of T2CN during 2006 and 2007.
2006
In April 2006, our Company entered into a strategic investment agreement with T2CN, pursuant to which we made an investment of $15.0 million to acquire 7,500,000 voting preferred shares convertible into 7,500,000 common shares, or an approximately 19.02 percent interest in T2CN.
2007
In February 2007, we made an additional investment of $19.3 million to acquire 18,118,926 common shares of T2CN, representing a 39.87 percent holding in T2CN’s common shares. The investment in T2CN was accounted for under the equity method. The first payment was paid on February 12, 2007, which consisted of approximately $9.4 million, including related costs, in cash and 173,814 shares of common stock of GigaMedia, valued at approximately $2.1 million. The value of the 173,814 common shares issued was determined based on the market price of GigaMedia’s common shares at the time the terms of acquisition were agreed to and the number of shares became fixed. The remaining purchase price of $7.8 million was paid in cash on August 15, 2007.
In May 2007, we acquired an additional 7,500,000 convertible preferred shares of T2CN for all-cash consideration of $75 thousand, pursuant to our exercise of

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
the rights stated in a shareholder agreement which we entered into with T2CN and certain of its shareholders in April 2006, which was amended and restated in November 2006. We were granted rights to subscribe for additional convertible preferred shares of T2CN, based on the financial performance of T2CN during each of the twelve-month periods ending March 31, 2007 and December 31, 2007.
In June 2007, we entered into a voting trust agreement with a shareholder of T2CN, pursuant to which we obtained voting rights over an additional 1.28 percent of the outstanding voting rights of T2CN. This voting trust agreement expired August 31, 2007.
In July 2007, we converted our 15,000,000 convertible voting preferred shares of T2CN into 15,000,000 common shares. We also acquired 5,494,755 common shares of T2CN for approximately $3.7 million in cash and 52,571 shares of common stock of GigaMedia, valued at approximately $656 thousand. The value of the 52,571 common shares issued was determined based on the market price of GigaMedia’s common shares at the time the terms of acquisition were agreed to and the number of shares became fixed.
In connection with the acquisitions, we recorded goodwill of $29.4 million. Such goodwill amount is non-deductible for tax purposes. Since June 1, 2007, results of T2CN’s operations have been included on our Consolidated Financial Statements under the online game and service business. The identified intangible assets are being amortized on a straight-line basis over their useful lives of 3.5 years.
The purchase price of T2CN shares was determined based on the management’s estimate of the fair value of T2CN in connection with the acquisitions. The purchase price allocation of the acquisition is as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Amortization life
(in US$ thousands)	(in years)	Amount
Cash acquired		$11,773
Marketable securities / Investments		3,724
Other current assets		5,892
Fixed assets / non-current assets		3,717
Intangible assets
Capitalized software cost	3.5~5	2,974
Goodwill	N/A	29,354

Total assets acquired		57,434

Current liabilities		11,500
Noncurrent liabilities		1,050
Minority interest		6,171

Total liabilities assumed		18,721

Total purchase price		$38,713

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the years ended December 31, 2006 and 2007 as if we controlled 58.11 percent of the outstanding total voting rights of T2CN and consolidated T2CN as of the beginning of the periods presented.

(in US$ thousands,	Year ended December 31
except per share figures)	2006	2007
	Unaudited	Unaudited
Net revenue	$105,629	$172,473
Income from operations	4,186	38,617
Net income	21,009	38,980
Basic earnings per share	0.41	0.74
Diluted earnings per share	0.35	0.65
The unaudited pro forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of the consolidated financial position or results of income in future periods or the results that actually would have been realized had we been a combined company during 2006 and 2007. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Acquisition — FunTown
On January 2, 2006, GigaMedia acquired certain assets and liabilities of FunTown, which is included in our online game and service business, from TWP Corporation. FunTown is one of the leading online game operators in Asia. We acquired FunTown in order to establish our position in the online game market. This primary factor and among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. The total purchase price of approximately $43.0 million consisted of a cash payment of approximately $27.2 million and convertible notes in the aggregate principal amount of $15.0 million with a yield to maturity of 0 percent per annum excluding any contingent interest, representing a valuation premium of approximately $756 thousand. Direct transaction costs amounting to approximately $110 thousand were included as part of the acquisition cost. The convertible notes were issued on January 1, 2006 by our Company to TWP Corporation, in the aggregate principal amount of approximately NT$494 million ($15.0 million) with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009 and were convertible into 4,794,323 shares of our common stock at $3.1287 per share. (The conversion price was subject to adjustment for stock dividends, stock splits, reverse stock splits, recapitalizations, mergers, and other dilutions). On January 1, 2006, we pledged our share holdings in Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), one of our subsidiaries, as collateral for the convertible notes. These convertible notes were fully redeemed in July and September, 2006. (See Note 17, “Convertible Notes”, for more information).
In 2007, we made an additional incentive payment of approximately $4.8 million, net of VAT, which amount was determined based on the adjusted pre-tax income of FunTown in 2006 as compared to 2005.
In connection with the acquisition, including the incentive payment, we recorded goodwill of $26.2 million, which was assigned to our online game and service business. Such goodwill amount is deductible for tax purposes. Since the closing of the acquisition on January 2, 2006, results of FunTown’s operations have been included on our Consolidated Financial Statements

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
under the online game and service business. The identified intangible assets (other than the trade name and trademark) are being amortized on a straight-line basis over their useful lives ranging from five to nine years, and the overall weighted-average life is 7.47 years.
The purchase price allocation of the acquisition, including the additional incentive payment paid in 2007, is as follows:

(in US$ thousands)	Amortization life (in years)	Original amount	Price adjustment	Total allocation
Cash acquired		$463	$—	$463
Accounts receivable		3,626	—	3,626
Other current assets		106	—	106
Fixed assets / non-current assets		628	—	628
Intangible assets		—
Trade name and trademark	N/A	10,795	—	10,795
Customer relationships	9	5,546	—	5,546
Completed technology	7	2,301	—	2,301
Self-developed software	5	1,534	—	1,534
Other	5	73	—	73
Goodwill	N/A	21,409	4,762	26,171

Total assets acquired		46,481	4,762	51,243

Current liabilities		(3,501)	—	(3,501)
Noncurrent liabilities		(1)	—	(1)

Total liabilities assumed		(3,502)	—	(3,502)

Total purchase price		$42,979	$4,762	$47,741

The following unaudited pro-forma information presents a summary of the results of operations of our Company as of December 31, 2005 as if the acquisition had occurred on January 1, 2005.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(in US$ thousands,	Year ended
except per share figures)	December 31
2005
Unaudited
Net revenue	$61,219
Income from operations	8,949
Net income	11,279
Basic earnings per share	0.22
Diluted earnings per share	0.20
The above unaudited pro-forma financial information includes adjustments for interest expense associated with the convertible notes, amortization and depreciation of identified assets.
NOTE 6. GOODWILL

	Gaming software	Online game
(in US$ thousands)	and service	and service	Total
Balance as of December 31, 2005	$29,243	$—	$29,243
Acquisition	—	21,409	21,409
Post-acquisition adjustment	—	5,000	5,000
Translation adjustment	—	165	165

Balance as of December 31, 2006	29,243	26,574	55,817
Acquisition	—	29,354	29,354
Post-acquisition adjustment	—	(238)	(238)
Translation adjustment	—	216	216

Balance as of December 31, 2007	$29,243	$55,906	$85,149

No impairment of goodwill has been identified during 2005, 2006, and 2007.
In 2007, we reduced goodwill by $238 thousand as a result of an adjustment of VAT.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 7. INTANGIBLE ASSETS — NET
The following table summarizes our Company’s intangible assets, by major asset class:

(in US$ thousands)	December 31, 2006
	Gross carrying	Accumulated
	amount	amortization	Net
Completed technology	$3,619	$(1,523)	$2,096
Trade name
trademark and non-competition agreement	11,841	(307)	11,534
Capitalized software cost	6,333	(1,910)	4,423
Customer relationships	5,589	(621)	4,968
Other	66	(20)	46

Total	$27,448	$(4,381)	$23,067

(in US$ thousands)	December 31, 2007
	Gross carrying	Accumulated
	amount	amortization	Net
Completed technology	$3,631	$(1,966)	$1,665
Trade name
trademark and non-competition agreement	11,898	(423)	11,475
Capitalized software cost	12,222	(3,711)	8,511
Customer relationships	5,618	(1,249)	4,369
Other	66	(26)	40

Total	$33,435	$(7,375)	$26,060

Intangible assets include trade name assets of approximately $10.9 million which are not amortized. The remaining intangible assets are amortized over their estimated useful lives ranging from three to 10 years, and the overall weighted-average life is 4.71 years. No impairment of intangible assets has been identified during any of the periods presented.
For the years ended December 31, 2005, 2006 and 2007, total amortization expenses of intangible assets were $1.8 million, $2.7 million, and $3.0 million, respectively (including $732 thousand reported in discontinued operations in

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
2005), which included respective amortization of capitalized software costs of $473 thousand, $1.2 million, and $1.9 million. As of December 31, 2007, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Amount
(in US$ thousands)
2008	$3,928
2009	3,827
2010	3,375
2011	1,512
2012	1,051

$13,693

NOTE 8. CASH AND CASH EQUIVALENTS

(in US$ thousands)	December 31,
	2006	2007

Checking and savings accounts	$22,372	$60,809
Time deposits	—	7,754

Total	$22,372	$68,563

NOTE 9. MARKETABLE SECURITIES — CURRENT

( in US$ thousands )	December 31,
	2006	2007
Available-for-sale securities
Open-end funds	$13,816	$11,354

All of our Company’s marketable securities — current are classified as available-for-sale. As of December 31, 2006 and 2007, the balances of unrealized gains for marketable securities — current were $610 thousand and $669 thousand, respectively. During 2005, 2006 and 2007, realized gains from disposal of marketable securities — current amounted to $850 thousand, $2.2

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
million, and $205 thousand, respectively. The costs for calculating gains on disposal were based on each security’s average cost.
There is no unrealized loss for marketable securities — current at December 31, 2006 and 2007.
On December 21, 2005, our Company entered into a put-call option agreement with an independent third party JSDWAY Digital Technology Co., Ltd., (“JSDWAY”) regarding the purchase and sale of shares of Gamania Digital Entertainment Co., Ltd. (“Gamania”) owned by us. From the period December 21, 2005 to December 21, 2006, we granted JSDWAY an option to buy, at NT$18.70 per share, a total of 4,905,000 common shares of Gamania owned by our Company, and JSDWAY granted us an option to sell to JSDWAY, at NT$18.70 per share, the Gamania shares owned by our Company. JSDWAY also provided a time deposit to our Company to guarantee fulfillment of its payment obligations under the aforementioned agreement. Due to this arrangement with JSDWAY, the Gamania securities had been classified as marketable securities — current and marked to market at NT$18.70 per share.
On December 4, 2006, our Company entered into a termination agreement with JSDWAY to terminate the put-call option agreement regarding the purchase and sale of shares of Gamania. We then sold all of our Gamania shares in the public market in December 2006, which resulted in gains of $2.1 million. (See Note 23, “Related Party Transactions”, for additional information).
NOTE 10. NOTES AND ACCOUNTS RECEIVABLE — NET

( in US$ thousands )	December 31,
	2006	2007

Notes and accounts receivable	$16,971	$19,653
Less: Allowance for doubtful accounts	(1,895)	(1,362)

Net	$15,076	$18,291

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

( in US$ thousands )	For the years ended December 31,
	2005	2006	2007
Allowance for doubtful accounts
Balance at beginning of year	$2,050	$1,684	$1,895
Acquisition	—	163	—
Additions: Bad debt expenses	203	715	743
Less: Write-offs	—	(681)	(1,279)
Divestiture — Music distribution business	(489)	—	—
Translation adjustment	(80)	14	3

Balance at end of year	$1,684	$1,895	$1,362

NOTE 11. MARKETABLE SECURITIES — NONCURRENT

( in US$ thousands )	December 31,
	2006		2007
		Percentage		Percentage
		held as		held as
	Amount	converted basis	Amount	converted basis
T2CN	$15,000	13.41	$—	—
Infocomm Asia	10,000	32.26	10,000	28.43
Neostorm Holdings Limited (“Neostorm”)	—	—	5,564	33.33
XL GAMES Inc. (“XL”)	—	—	5,454	14.55

Total	$25,000		$21,018

All of our Company’s marketable securities — noncurrent are invested in convertible preferred shares and classified as available-for-sale under FAS 115. The convertible preferred shares were carried at estimated fair value, with no unrealized gain or loss as of December 31, 2006 and 2007.
The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable at certain agreed-upon conditions.
The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments under FAS 133, “Accounting for

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Derivatives Instruments and Hedging Activities”, (“FAS 133”) and are not bifurcated from the preferred share investment.
We have considered the guidance provided in EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investment Other Than Common Stock”, (“EITF 02-14”), to determine whether our investment in preferred share are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights, we have accounted for them as debt securities under FAS 115. We assessed the estimated fair values and potential impairment of our investments and concluded that the estimated fair values are approximately represented by their carrying costs.
NOTE 12. RESTRICTED CASH
Restricted cash recorded in current assets as of December 31, 2006 and 2007 consisted of the following:

( in US$ thousands )	December 31,
	2006	2007
Restricted cash — current assets
Time deposit pledged to China Trust Commercial Bank and Taipei Fubon Commercial Bank as guarantees for bank loans	$2,697	$6,247

NOTE 13. OTHER CURRENT ASSETS
Other current assets include a loan receivable of approximately $2.5 million from Flagship Studios, Inc. (“Flagship”). In December 2007, our Company entered into a loan agreement with Flagship, providing a note with an interest rate of 10 percent per annum to Flagship. As of December 31, 2007, we have accrued a $14 thousand interest receivable based on the stated interest rate. The unpaid principal balance of this note, together with all accrued and unpaid interest thereon, is due on or before December 31, 2008.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 14. SHORT-TERM BORROWINGS

( in US$ thousands )	Range of		December 31,
Name	interest rate	Due Date	2006

China Trust Commercial Bank	2.35%~2.45%	Mar. 10, 2007	$6,135
China Trust Commercial Bank	1.735%~1.865%	Mar. 10, 2007	2,117
Taishin International Bank	2.90%~2.95%	Sept. 30, 2007	4,601

			$12,853

	Range of		December 31,
Name	interest rate	Due Date	2007

China Trust Commercial Bank	1.865%~2.95%	Mar. 10, 2008	$12,334
Taishin International Bank	2.95%~3.39%	Sept. 30, 2008	7,709
Taipei Fubon Commercial Bank	3.902%	Jul. 26, 2008	6,167
Far Eastern International Bank	2.85%~3.17%	Feb. 7, 2008	3,084
Waterland Financial Holdings	2.738%~4.238%	Feb. 7, 2008	1,541
Taching Bill Finance Limited	3.758%	Oct. 28 ,2008	1,541
Union Bills Finance	3.758%	Aug. 31, 2008	925

			$33,301

*	As of December 31, 2006 and 2007, the weighted-average interest rate on total short-term borrowings was 2.48% and 3.35%, respectively.
We repaid the loans from Far Eastern International Bank in February 2008, and renewed the loan agreements with Waterland Financial Holdings and China Trust Commercial Bank in February and March 2008, through March 2009 and August 2008, respectively.
We pledged time deposits (See Note 12, “Restricted Cash”, for more information), lands, and buildings as collateral for borrowings from China Trust Commercial bank, Taishin International Bank, and Taipei Fubon Commercial Bank, amounting to $4.4 million and $7.9 million as of December 31, 2006 and 2007, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 15. ACCRUED EXPENSES

(in US$ thousands)	December 31,
	2006	2007
Accrued commission	$1,259	$2,892
Accrued professional fee	1,055	1,832
Accrued promotion expenses	—	510
Other	2,472	3,917

Total	$4,786	$9,151

NOTE 16. OTHER CURRENT LIABILITIES

(in US$ thousands)	December 31,
	2006	2007

Deferred revenue	$3,222	$7,647
Incentive payment for FunTown acquisition (See Note 5, “Acquisitions”)	5,000	—
Accrual for investment in Neostorm	—	2,204
Income tax payable and FIN 48 liabilities	1,369	1,041
Other	3,241	3,760

Total	$12,832	$14,652

NOTE 17. CONVERTIBLE NOTES
On January 1, 2006, we issued convertible notes, in relation to the acquisition of FunTown, to TWP Corporation in the aggregate principal amount of approximately NT$494 million (approximately $15.0 million) with 50 percent maturing on January 1, 2008 and 50 percent maturing on January 1, 2009. These notes were convertible into 4,794,323 shares of our common stock at $3.1287 per share. (The conversion price was subject to adjustment for stock dividends, stock splits, reserve stock splits, recapitalizations, mergers, and other dilutions). On January 1, 2006, we pledged our share holdings in Hoshin GigaMedia as collateral for the notes. Under the agreement, GigaMedia had an option to redeem the convertible notes, in whole or in part, within the first 12 months after the issue date, together with the accrued interest at 5 percent per annum.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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
Defined Benefit Pension Plan
We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C). for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on base point and average salaries or wages for the six months prior to approved retirement.
We use a December 31 measurement date for our defined benefit pension plan. The following tables set forth the actuarial assumptions of our defined benefit pension plan:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(in US$ thousands)
Change in benefit obligation	2006	2007
Benefit obligation at beginning of year	$449	$541
Service cost	12	14
Interest cost	16	15
Actuarial gain	103	27
Curtailment	(42)	—
Exchange diff.	3	3

Benefit obligation at end of year	$541	$600

Change in plan assets
Fair value of plan assets at beginning of year	$50	$135
Actual return on plan assets	2	3
Employer contribution	83	66

Fair value of plan assets at end of year	$135	$204

Accumulated benefit obligation	$(443)	$(497)

Funded status	$(406)	$(396)

Amounts recognized on our Consolidated Balance Sheets consisted of the following:

(in US$ thousands)	Pension Benefits
	2006	2007

Accrued benefit cost	$(406)	$(396)

Accumulated other comprehensive income
Unrecognized transition obligation	$79	$76
Unrecognized net gain	(314)	(257)

Accumulated other comprehensive income	$(235)	$(181)

Included in accumulated other comprehensive income, are a net pension gain and a net transition obligation of $20 thousand and $4 thousand as of December 31, 2007 which are expected to be recognized in 2008, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
The net periodic benefit cost for the plans included the following components:

(in US$ thousands)	2005	2006	2007

Service cost	$88	$12	$14
Interest cost	21	16	15
Expected return on plan assets	—	(4)	(5)
Amortization of transition obligation	4	4	4
Amortization of net (gain) loss	(20)	(47)	(29)

Net periodic benefit cost	$93	$(19)	$(1)

Curtailment loss (gain)	$—	$(42)	$—

Assumptions
Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at December 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
Discount rate	3.50%	2.75%	2.75%
Rate of return on plan assets	3.50%	2.75%	2.75%
Rate of compensation increase	1.00%	1.00%	1.00%
Discount rate. The discount rate assumptions used for defined benefit pension plan accounting reflect the rates of return on high-quality, fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. In countries where there is no deep market in such bonds, the market yields (at the balance sheet date) on government bonds are used. For our defined benefit pension plan in Taiwan, markets for high-quality, long-term bonds are not generally as well developed, and the government owned Central Trust of China is the only funding vehicle for statutory pension scheme. Therefore, the yield of government issued bonds and the interest rate from the Central Trust of China are often used as the benchmark for developing the discount rate, with adjustment made to take into consideration the differences in maturities.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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
Rate of compensation increase. The rate of compensation increase is estimated by our Company, based upon our actual rate of compensation increase during a year, and the long-term plans for such increases.
Starting July 1, 2005, we have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We maintain a normal, highly liquid working capital balance to ensure payments are made timely.
We expect to make a contribution of $62 thousand to the Fund in 2008. The benefits expected to be paid from 2008 through 2012 are $49 thousand in aggregate, and from 2013 to 2017 are $0 thousand in aggregate.
Effective December 31, 2006, we adopted FAS 158. (See Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies”). The following table presents the incremental effect of applying FAS 158 on our Consolidated Balance Sheets:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(in US$ thousands)
	Before
	Application of		After Application
At December 31, 2006:	FAS No. 158	Adjustments*	of FAS No. 158
Other assets	$90	$(58)	$32

Total assets	182,677	(58)	$182,619

Accrued pension liabilities	727	(293)	$434

Total liabilities	47,291	(293)	$46,998

Accumulated other comprehensive loss	(27,204)	235	$(26,969)

Total stockholders’ equity	133,852	235	$134,087

*	Adjustments are primarily comprised of previously unrecognized gains/(losses) and transition obligations.
Defined Contribution Pension Plan
We have provided defined contribution plans for employees located in Taiwan, North America, the PRC and Hong Kong. Contributions to the plans are expensed as incurred.
Taiwan
Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company set up a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9 thousand (approximately $278), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Benefits accrued are portable upon termination of service. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.
North America
We have provided a defined contribution plan for employees located in the United States. Participants under the age of 50 are allowed to defer up to $10 thousand of their annual compensation to the plan, whereas participants over the age of 50 are allowed to defer up to $12.5 thousand annually. Our Company contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100 percent of the amount deferred by the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
employee.
We have also provided a defined contribution plan for employees located in Canada. Participants are permitted to contribute a percentage of their earnings to this plan and select their own investments. Each participant’s annual contributions are limited to 18 percent of his or her prior year compensation or $19 thousand, whichever is less. Our Company contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100 percent of the amount contributed by the employee.
PRC
All PRC employees participate in employee social security plans, including pension and other welfare benefits, organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.
Hong Kong
According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1 thousand (approximately $128), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.
The defined contribution pension expenses pursuant to the plans in Taiwan, North America, the PRC and Hong Kong for the years ended December 31, 2005, 2006, and 2007 were $216 thousand, $496 thousand, and $852 thousand, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 19. SHAREHOLDERS’ EQUITY
Effective January 30, 2006, Singapore law was amended to eliminate the concept of par value and authorized shares. As a result, our Consolidated Balance Sheets and Statements of Shareholders’ Equity presentations have been retroactively revised accordingly.
In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2006 and 2007, the legal reserves of Hoshin GigaMedia, which represent a component of our accumulated deficits, were $526 thousand, and $2.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
In accordance with the regulations in the PRC and their respective articles of association, subsidiaries and VIE subsidiaries of T2CN incorporated in the PRC are required to make an appropriation of retained earnings for statutory reserve equal to at least 10 percent of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations until the reserve equals 50 percent of the registered capital of the respective companies. As of December 31, 2007, the statutory reserves of T2 Entertainment and J-Town (Shanghai) Technology Co., Ltd. (“J-Town”), which represent a component of GigaMedia’s accumulated deficits, were $38 thousand, and $87 thousand, respectively. The statutory reserves can be used to offset a deficit or to increase capital of the respective companies. They are not transferable to our Company in the form of dividends, advances, or loans.
NOTE 20. SHARE-BASED COMPENSATION
Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123(R), using the modified prospective transition method and therefore we have not restated prior periods’ results. Under this transition method,

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
stock-based compensation expense for 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). FAS 123(R) requires companies to estimate the fair value of shared-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. In connection with the adoption of FAS 123(R), we changed our method of attributing the value of stock-based compensation that we record to expense from the graded-vesting method to the straight-line method. Compensation expense for all share-based payment awards granted on or prior to January 1, 2006 will continue to be recognized using the graded-vesting method while compensation expense for all share-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line method. As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. We estimated the forfeiture rate based on our historical experience. In our Company’s pro-forma information required under FAS 123 for the years prior to 2006, our Company accounted for forfeitures as they occurred.
The following table summarizes the total stock-based compensation expense recognized on our Consolidated Statements of Operations:

(in US$ thousands)	2006	2007
Cost of Internet access and services revenues	$20	$57
Product development & engineering expenses	127	258
Selling and marketing expenses	67	144
General and administrative expenses	96	1,403

Pre-tax stock-based compensation expense	310	1,862
Income tax benefit	60	249

Total stock-based compensation expense	$250	$1,613

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
There were no significant capitalized stock-based compensation costs at December 31, 2006 and 2007.
GigaMedia
(a) Overview of Stock-Based Compensation Plan
2002 Employee Share Option Plan
At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term under the 2002 Plan is approximately 10 years.
2004 Employee Share Purchase Plan
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
2004 Employee Share Option Plan
At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term under the 2004 Plan is 10 years.
2006 Equity Incentive Plan
At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term under the 2006 Plan is 10 years.
2007 Equity Incentive Plan
At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term under the 2007 Plan is 10 years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Summarized below are the general terms of our stock-based compensation plans as of December 31, 2007.

Stock-Based
compensation	Granted		Options’ exercise	RSUs’ grant date
plan	awards	Vesting schedule	price	fair value
2002 plan	3,000,000	immediately upon granting	$0.79	—
2004 plan	7,368,185	immediately upon granting to three years	$0.79 ~ $2.55	—
2006 plan	950,443	immediately upon granting to four years	$10.15 ~ $16.6	$9.81 ~ $11.83
2007 plan	515,000	four years	$10.15 ~ $18.17	—
All options and RSUs are expected to be settled by issuing new shares.
(b) Options
No options were exercised before 2005. In 2006 and 2007, 1,151,514 and 1,910,996 options were exercised, and cash received from the exercise of stock options was $1.3 million and $2.7 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
The impact resulting from our adoption of FAS 123(R) on income before income taxes and net income on our 2006 Consolidated Financial Statements was $(310) thousand, and $(250) thousand, respectively. The impact on basic and diluted earnings per share was not material.
There was no stock-based compensation expense recorded in 2005 as all options were granted to employees at prices in excess of the common stock market price at the date of grant.
Prior to adoption of SFAS 123(R), our Company used the Black-Scholes formula to estimate the value of stock options granted to employees. We continue to use this option valuation model following our adoption of FAS 123(R). There were no stock options granted in 2006 and the following summarizes the assumptions used in the model for options granted during the years ended 2005 and 2007:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

For the years ended December 31,	2005	2006	2007

Option term (years)	3.41	—	2.77
Volatility	53.77%	—	57.41%~58.80%
Weighted-average volatility	53.77%	—	58.68%
Risk-free interest rate	3.68%~4.33%	—	3.24%~4.56%
Dividend yield	0%	—	0%
Weighted-average fair value of option granted	$1.05	—	$4.46
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.
Expected volatility rate. For options granted in 2007, an analysis of historical volatility was used to develop the estimate of expected volatility. However, with the divestiture of our land-based music distribution business in 2005, we do not believe historical stock price volatility is representative of our future stock trends. Therefore, for options granted during 2005, we applied the concept of “mean-reversion tendency” and excluded the period during which the divested business accounted for the majority of volatility for the estimate of expected volatility, which was calculated by weight-averaging the adjusted historical volatility of GigaMedia and the average mean volatility of our Company’s peer groups.
Risk-free interest rate. The risk-free interest rate is based on three-year U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Option transactions during the last three years are summarized as follows:

	2005		2006		2007
							Weighted-	Aggregate
	Weighted	No. of	Weighted	No. of	Weighted	No. of	Average	Intrinsic
	Avg.	Shares	Avg.	Shares	Avg.	Shares	Remaining	Value
	Exercise	(in	Exercise	(in	Exercise	(in	Contractual	(in
	Price	thousands)	Price	thousands)	Price	thousands)	Term	thousands)
Balance at January 1,	$2.00	8,844	$1.11	10,000	$1.11	8,789
Options granted	2.49	1,905	—	—	10.78	1,145
Options exercised	—	—	1.10	(1,152)	1.43	(1,911)
Options Forfeited/canceled/expired	15.13	(749)	1.48	(59)	2.47	(111)

Balance at December 31,	$1.11	10,000	$1.11	8,789	$2.42	7,912	6.94	$129,227

Exercisable at December 31,	$1.09	9,170	$1.08	8,318	$1.06	6,692	6.52	$118,406

Vested and expected to vest at December 31,			$1.11	8,783	$2.42	7,912	6.94	$129,227

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2006 and 2007 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders and all option holders had they exercised their options on December 31, 2006 and 2007. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2005, 2006, and 2007 were $0, $8.8 million, and $25.1 million, respectively.
As of December 31 2007, there was approximately $4.7 million of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 3.45 years.
The following table sets forth information about stock options outstanding at December 31, 2007:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Options outstanding		Options currently exercisable
		Weighted average
	No. of Shares	remaining		No. of Shares
Exercise price	(in thousands)	contractual life	Exercise price	(in thousands)
under $1	5,901	6.49 years	under $1	5,901
$1~$10	866	6.49 years	$1~$10	730
$10~$20	1,145	9.62 years	$10~$20	61

	7,912			6,692

(c) RSUs
Nonvested RSUs during 2007 were as follows:

	Number of units	Weighted-average
	(in thousands)	grant date fair value
Nonvested at December 31, 2006	107	$9.81
Granted	205	$10.55
Vested	(74)	$10.45
Forfeited	—	—

Nonvested at December 31, 2007	238	$10.25

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2006 and 2007 was $1.1 million and $2.2 million, respectively. The total fair value of RSUs vested during the years ended December 31, 2006 and 2007 was $81 thousand and $773 thousand, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
As of December 31 2007, there was approximately $2.1 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 2.28 years. Our Company received no cash from employees as a result of employee stock award vesting and the release of RSUs.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
T2CN
(a) Overview of Stock-Based Compensation Plan
At the December 2005 board meeting, the board members of T2CN approved the T2CN stock-based compensation plan for which up to 5.5 million common shares of T2CN have been reserved for issuance. The maximum contractual term is 11 years.
The stock options of T2CN generally vest over one to three years. T2CN recognizes expenses for its stock options using the straight-line method over the requisite service period. The options generally expire 10 years after the grant date. The total value of compensation expense for stock options is equal to the fair value of the award on the grant date.
(b) Options
No options were exercised as of December 31, 2007.
T2CN used the Black-Scholes option-pricing model to estimate the fair value of stock options. The following summarizes the assumptions used in the model for options granted during each of the years ended 2005, 2006 and 2007:

For the years ended December 31,	2005	2006	2007
Option term (years)	6.80	5.63~6.41	5.44~6.02
Volatility	60.45%	47.39%~56.10%	44.64%~46.96%
Weighted-average volatility	60.45%	53.81%	45.03%
Risk-free interest rate	4.43%	4.54%~4.82%	4.31%~4.68%
Dividend yield	0%	0%	0%
Weighted-average fair value of option granted	$0.60	$0.39	$0.52
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. T2CN estimates the expected term of options granted based on historical experience with grants and option exercises.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Expected volatility rate. The expected volatility is based on the weighted average historical volatility of the stock prices of the comparable companies as at the grant dates.
Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on T2CN’s current dividend yield.
Option and grant transactions for the period from June 1, 2007 to December 31, 2007 are summarized as follows:

	2007
			Weighted-
			Average
			Remaining	Aggregate
	Weighted Avg.	No. of Shares	Contractual	Intrinsic Value
	Exercise Price	(in thousands)	Term	(in thousands)
Balance at June 1,	$1.30	2,973
Options granted	1.00	501
Options
Forfeited/canceled/expired	1.57	(174)

Balance at December 31,	$1.24	3,300	8.71	$558

Exercisable at December 31,	$1.20	937	8.52	$176

Vested and expected to vest at December 31,	$1.24	3,016	8.70	$513

The aggregate intrinsic value in the table above represents the total pretax intrinsic value that would have been received by the option holders and all option holders had they exercised their options on December 31, 2007. This amount changes based on the estimated fair value of T2CN’s stock.
As of December 31, 2007, there was $411 thousand of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
options which are expected to be recognized over a weighted average period of 1.1 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
The following table sets forth information about stock options outstanding at December 31, 2007:

	Options outstanding		Options currently exercisable
		Weighted average
Range of	No. of Shares	remaining	Weighted average	No. of Shares
exercise price	(in thousands)	contractual life	exercise price	(in thousands)
$1.00	1,995	8.71 years	$1.00	628
$1.60	1,305	8.70 years	$1.60	309

	3,300			937

NOTE 21. OTHER NON-OPERATING INCOME

( in US$ thousands )	For the years ended December 31,
	2005	2006	2007

Gain on cancellation of preferred share call options	$—	$—	$1,069
Indemnification from termination of game licensing	—	—	601
Compensation from termination of investment option rights	—	—	498
Gain on early redemption of convertible notes	—	625	—
Other	1,094	266	502

	$1,094	$891	$2,670

NOTE 22. INCOME TAXES

( in US$ thousands )	For the years ended December 31,
	2005	2006	2007

Income from continuing operations before income taxes
U.S. operations	$516	$865	$489
Non-U.S. operations	6,560	31,789	40,085

Total income from continuing operations before income taxes	$7,076	$32,654	$40,574

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Income tax provision from continuing operations by geographic location is as follows:

( in US$ thousands )	For the years ended December 31,
	2005	2006	2007
U.S. operations	$304	$366	$224
Non-U.S. operations	132	1,183	179

	$436	$1,549	$403

The components of income tax provision from continuing operations by taxing jurisdiction are as follows:

( in US$ thousands )	For the years ended December 31,
	2005	2006	2007
U.S. federal
Current	$233	$266	$281
Deferred	17	8	(111)

	250	274	170

U.S. state and local :
Current	60	90	84
Deferred	(6)	2	(30)

	54	92	54

Non-U.S. :
Current	132	1,199	134
Deferred	—	(16)	45

	132	1,183	179

Total income tax provisions	$436	$1,549	$403

A reconciliation of our continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

(in US$ thousands)	For the years ended December 31,
	2005	2006	2007

Federal statutory rate	34.00%	34.00%	34.00%
State and local — net of federal tax benefit	6.91%	6.78%	6.27%
Foreign tax differential	(32.96%)	(23.74%)	(35.24%)
Loss carryforward utilized	(5.14%)	(12.84%)	(3.41%)
Other	3.35%	0.54%	(0.63%)

Effective rate	6.16%	4.74%	0.99%

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Significant components of our deferred tax assets and liabilities consisted of the following:

(in US$ thousands)	December 31,
	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$3,082	$1,128
Accrued expenses	—	336
Allowance for doubtful accounts	397	284
Pension expense	162	145
Investment credits	104	322
Property, plant & equipment	272	201
Others	30	596

	4,047	3,012
Less: valuation allowance	(4,032)	(3,012)

Deferred tax assets — net	$15	$—

(in US$ thousands)	December 31,
	2006	2007

Deferred tax liabilities:
Depreciation and amortization	$(39)	$—
Others	43	(107)

Deferred tax liabilities — net	$4	$(107)

(in US$ thousands)	For the years ended December 31,
	2005	2006	2007

Valuation allowance:

Balance at beginning of year	$22,499	$10,396	$4,032
Additions: charged to (realization of) valuation allowance	(5,863)	(6,443)	(2,214)
Divestiture	(5,405)	—	—
Acquisition	—	—	1,197
Exchange difference	(835)	79	(3)

Balance at end of year	$10,396	$4,032	$3,012

We do not believe that sufficient objective, positive evidence currently exists to conclude that the realization of deferred tax assets is more likely than not. Our Internet access and service operations face slow market growth and strong

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
market competition, and certain subsidiaries and VIE subsidiaries of our online game and service business will not be able to utilize their operating loss carryforwards. As a result, we have provided a valuation allowance covering substantially all of the deferred tax assets.
In 2006 and 2007, we applied for investment tax credits and research and development tax credits in Taiwan tax jurisdiction.
As of December 31, 2007, we had net operating loss carryforwards of approximately $3.5 million and $1.4 million arising from our Internet access and service operations in Taiwan and from our online game and service business in the PRC respectively. Currently, net operating losses can be carried forward for five years both in Taiwan and in the PRC. A breakdown of the expiration of GigaMedia’s net operating loss carryforwards is as follows:

(in US$ thousands)
Year incurred	Amount	Expiring year
2003	$3,481	2008
2004	19	2009
2005	262	2010
2006	1,074	2011
2007	49	2012

Total	$4,885

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is not taxable. As of December 31, 2007, the Company has not accrued deferred income taxes on $56.8 million of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
T2CN’s subsidiaries, which include T2CN Technology, J-Town, and its VIE subsidiaries, which include T2 Entertainment and T2 Advertisement, which are all located in the PRC, are subject to Enterprise Income Tax (“EIT”) on the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
taxable income as reported in their respective statutory financial statements. The amount is adjusted in accordance with the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises and the Enterprise Income Tax Law (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, T2CN’s subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 33 percent for the year ended December 31, 2007. However, the subsidiaries that are located in the Pudong New District of Shanghai, including T2CN Technology and J-Town, as approved by related tax authorities, are subject to a 15 percent preferential EIT rate.
In 2007, T2 Entertainment and J-Town received approval from certain government authorities to be classified as a “Software Company”. This classification, subject to annual inspection, entitles these two entities to two years of EIT exemption for 2006 and 2007 followed by three years of a 50 percent EIT tax reduction for 2008, 2009 and 2010, for which the related tax authorities have granted approval.
Effective from January 1, 2008, T2CN shall determine and pay corporate income tax in accordance with the Corporate Income Tax Law of the PRC (the “New CIT Law”) as approved by the National People’s Congress on 16 March 2007. Under the New CIT Law, the general applicable tax rate is reduced from 33 percent to 25 percent.
The New CIT Law provides that further detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions will be issued by the State Council in due course. T2CN will assess the implications upon its business, if any, when the State Council announces additional regulations and guidance.
FIN 48
As noted in Note 1, “Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies”, on January 1, 2007, we adopted FIN 48, an interpretation which was issued to clarify the accounting for income taxes by providing a methodology for financial statement recognition and the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
measurement of uncertain income tax positions taken or expected to be taken in a tax return. The cumulative effects of adopting FIN 48 were an increase of FIN 48 liabilities of $143 thousand and a decrease of the January 1, 2007 accumulated deficit of $143 thousand, and a derecognizing of deferred tax assets and the associated valuation allowance of $66 thousand. Including the cumulative effect increase at January 1, 2007, we had approximately $209 thousand of total gross unrecognized tax benefits.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest, net of federal tax benefits) for the year 2007 is as follows:

(in US$ thousands)	For the year ended
December 31,
2007
Balance at January 1, 2007	$209
Decrease due to settlement	(82)

Balance at December 31, 2007	$127

If recognized, the $61 thousand of unrecognized tax benefits as of December 31, 2007 would reduce the effective tax rate by a minimal amount. The remaining $66 thousand would be subject to the provision of deferred tax assets and would not have an impact on our effective tax rate.
Interest and penalties related to income tax liabilities are included in income tax expense. Our Company has accrued $1 thousand income tax expense and income tax liability for the payment of interest and penalties as of December 31, 2007.
Our major tax jurisdictions are located in Taiwan, the PRC and the United States. As of December 31, 2007, the income tax filings under tax jurisdictions located in Taiwan have been examined through 2005. The tax authority in the PRC has only examined the tax filings of T2 Entertainment through 2005. Our Company files income tax returns in the United States federal and state jurisdictions. With few exceptions, our Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2001.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
As of December 31, 2007, all of our gross unrecognized tax benefits are related to research and development credits. During 2007, income tax authorities proposed adjustments of $143 thousand on the research and development credits for our 2005 tax filing. We filed appeals for credits, which amounted to $61 thousand. With regard to the remaining $82 thousand, the Company did not appeal and the examination is considered closed. In March 2008, we received a final determination on the aforementioned appeals, which stated that of the total $61 thousand research and development credits, $42 thousand was sustained and $19 thousand could not be recognized.
The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.
NOTE 23. RELATED-PARTY TRANSACTIONS
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
As of December 31, 2007, JC Entertainment Corporation (“JC”) owned 10.5 percent of the total outstanding voting rights of T2CN. During 2007, after our consolidation of T2CN, T2CN paid certain licensing and royalty fees, totaling approximately $3.0 million, and $1.4 million, respectively, to JC. As of

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
December 31, 2007, we had a royalty payable to JC of approximately $593 thousand and prepaid licensing fees of approximately $3.8 million. Based on the game licensing agreements signed with JC, T2CN also committed to pay certain licensing fees and a minimum guarantee for royalty payments in the following years totaling approximately $4.2 million and $9 million, respectively.
The key management of Fubon Financial Holdings Limited, which owned 100 percent of Taipei Fubon Commercial Bank, was one of our directors. As of December 31, 2007, we had short-term borrowings in the amount of $6.2 million, bearing interest of 3.902 percent, due to Taipei Fubon Commercial Bank, and we pledged time deposits as collateral for borrowings from Taipei Fubon Commercial Bank approximately $2.5 million. (See Note 12, “Restricted Cash” and Note 14, “Short-Term Borrowings” for additional information)
We own 500,000 voting convertible preferred shares of Infocomm Asia and we are entitled to nominate one board member on Infocomm Asia’s board of directors. As of December 31, 2006, we had a receivable due from Cyber Gateway, which is 100 percent owned by Infocomm Asia, totaling $750 thousand. This receivable was associated with our joint venture with Cyber Gateway in DragonGate Enterprises, and was included in other receivables.
In December 2006, we resigned from the board of directors of Gamania. Following our resignation from such board, we sold in the public market all of our Gamania shares, which resulted in gains of $2.1 million. (See Note 9, “Marketable Securities — Current”, for additional information).
NOTE 24. COMMITMENTS AND CONTINGENCIES
Commitments
(a) Operating Leases
We lease certain offices under lease agreements that expire at various dates through 2012. One of the lease agreements, which will expire in June 2008, provides for first preferential rights to renew under the same conditions. The following is a schedule of future minimum lease payments required under

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
these operating leases, as of December 31, 2007:

Amount
Year	(in US$ thousands)
2008	$4,377
2009	2,083
2010	1,801
2011	998
2012	452
Rental expenses for the above operating leases amounted to $5.3 million, $2.5 million and $3.3 million for the years ended December 31, 2005, 2006 and 2007, respectively (including rental expense amounts of $3.4 million reported in discontinued operations in 2005).
(b) Webs-TV Services Related Commitment
In May 2006, our Company entered into an asset purchase and sale agreement and a service agreement with Webs-TV to sell GigaMedia’s ADSL business and provide agreed upon services. The sale of the ADSL business was completed in 2006. (Please see Note 4, “Divestitures”, for additional information). In addition to purchasing the ADSL business from GigaMedia, Webs-TV also purchased agreed upon services such as bandwidth, consulting, and other support services that run through December 31, 2007, as well as the right to use GigaMedia’s ADSL brand for five years. In November 2007, our Company further entered into an amendment to the service agreement (the “Amendment”) with Webs-TV. Under the Amendment, which covers the period from October 1, 2007 to December 31, 2009, our Company agrees to provide ADSL and FTTB services to Webs-TV at fees determined by transmission speeds.
(c) T2CN Put Option
In April 2006, we entered into a shareholder agreement with T2CN and its shareholders in connection with the acquisition of T2CN convertible preferred shares. We provided T2CN’s key shareholders, representing then a 52.92 percent ownership interest, an option to sell their common shares to us within two years from the closing of the agreement. The put price per share agreed

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
upon was equal to 8.65 times the net operating income per share, subject to certain adjustments. Such put price can be settled in cash or GigaMedia’s shares. We have evaluated the terms of the put option and determined that the fair value of such put option is immaterial.
(d) License Agreements
We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements.

		Minimum
		guarantees against
	License fees	future royalties	Total
Payments made as of December 31, 2007	$8,600	$3,000	$11,600

Payments in 2008 and after:
Minimum required payments in 2008	$2,700	$1,000	$3,700
Contingent payments based on the agreements	4,200	22,800	27,000

	$6,900	$23,800	$30,700

Licensing fees and initial minimum guarantees against future royalties included in contingent payments are not required to be paid until the commercial release dates of the various licensed games or until certain milestones are achieved, as outlined in the individual license agreements. The remaining minimum guarantees also included in contingent payments are required to be paid within three years subsequent to the commercial release dates.
Additionally, we also have committed to support related marketing, promotion and advertising activities for certain games. Such marketing expenditures shall be not less than $12 million in aggregate and are contingent to occur based on agreed upon payment schedules set forth in the agreements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Contingencies
(a) T2CN VIE
PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for licenses required for operating online games in the PRC. T2CN is incorporated in the British Virgin Islands and considered a foreign entity under PRC laws. Due to the restrictions on foreign ownership on the provision of online games, T2CN is dependent on the licenses held by T2 Entertainment to conduct T2CN’s online games business through its subsidiaries in the PRC. T2 Entertainment holds necessary licenses and approvals that are essential for the online game and service business. T2CN and its subsidiaries have entered into contractual arrangements with T2 Entertainment for use of T2 Entertainment’s relevant licenses and Web sites. Pursuant to certain other agreements and undertakings, T2CN in substance controls T2 Entertainment. In the opinion of T2CN’s directors, as of December 31, 2007 the ownership structures and the contractual arrangements with T2 Entertainment and its equity owners as well as its operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in PRC laws and regulations or their interpretation. Accordingly, T2CN cannot be assured that in the future the PRC government authorities will not take a view contrary to the opinion of T2CN’s directors. If the current ownership structures of T2CN and its contractual arrangements with T2 Entertainment were found to be in violation of any existing or future PRC laws or regulations, T2CN might be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.
(b) Other
We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 25, “Litigation”, for additional information).

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 25. LITIGATION
In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against our Company in connection with the initial public offering of our stock.
The complaint alleged that we violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice, while the Section 11 claims survived the motion. Discovery in the actions commenced.
In June 2004, plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that plaintiffs would recover a total of $1 billion; 2) the insurers would pay up to $15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than $1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than $1 billion from the underwriters, the insurers would pay the deficit between $1 billion and the amount received from the underwriters.
On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. On April 24, 2006, the court

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
held a fairness hearing on the proposed Issuers’ Settlement, which is subject to the court’s approval.
On December 5, 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification in the six focus cases, which do not include the Company. Because the Second Circuit’s opinion was directed to class certification in the focus cases, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement was unclear.
On December 15, 2006, the District Court held a conference with all counsel in the IPO securities class action lawsuit to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement, pending further decisions from the Second Circuit.
On January 5, 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On April 6, 2007, the Second Circuit rendered its decision which denied the Petition.
In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, the Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to the District Court.
In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases. In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
On or about March 26, 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.
On April 9, 2008, the underwriters filed a motion for reconsideration of the holding in the March 26, 2008 opinion that the Section 11 claims against the focus case issuer was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of the focus case issuer by letter to the District Court on April 10, 2008.
In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on April 22, 2008, addressing issues related to the deposition of the plaintiffs’ expert.
Discovery in the focus cases is still continuing, and the focus case issuer defendants are expected to answer the amended complaints by July 2008.
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
NOTE 26. SEGMENT INFORMATION
Segment data
Subsequent to the sale of the music distribution business in 2005, we realigned our reportable business segments. The corresponding segment profit or loss information for 2005 has been restated to conform to the current year presentation. All income (loss) related to our divested music business has been excluded from the reconciliation of our segment totals to the GigaMedia consolidated totals.
In compliance with FAS 131, “Disclosures about Segments of an Enterprise and Related Information”, we have identified three reportable segments: a gaming software and service business segment, an online game and service business segment, and an Internet access and service business segment. The gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. The online game and service business segment mainly derives its revenue from recognizing the usage of game playing time or in-game items by the end-users. The Internet access and service business segment mainly derives its revenues from providing Internet-related services.
Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with GAAP. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.
Financial information for each reportable segment was as follows as of and for the years ended December 31, 2005, 2006, and 2007:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Internet	Gaming
	access and	software and
(in US$ thousands)	service	service	Total
2005:
Segment profit or loss:
Net revenue from external customers	$21,676	$22,511	$44,187

Income from operations	$2,123	$5,957	$8,080

Interest income	$5	$92	$97

Interest expense	$—	$—	$—

Gains on sales of marketable securities	$466	$—	$466

Foreign exchange gain (loss)	$(144)	$9	$(135)

Depreciation	$3,651	$266	$3,917

Amortization, including intangible assets	$413	$1,023	$1,436

Income tax expense	$110	$325	$435

Segment assets:
Additions to property, plant and equipment	$1,782	$474	$2,256

Additions to intangible assets	$—	$1,005	$1,005

Additions to goodwill	$—	$—	$—

Total assets	$31,344	$45,413	$76,757

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in details.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Internet	Gaming	Online
	access and	software and	game and
(in US$ thousands)	service	service	service	Total
2006:
Segment profit or loss:
Net revenue from external customers	$20,581	$55,019	$18,692	$94,292

Income from operations	$4,185	$16,772	$5,618	$26,575

Share-based compensation	$85	$82	$101	$268

Gain on divestiture of business	$7,668	$—	$—	$7,668

Interest income	$6	$212	$20	$238

Interest expense	$154	$—	$1	$155

Gains on sales of marketable securities	$2,119	$—	$4	$2,123

Foreign exchange loss	$(39)	$(27)	$(1)	$(67)

Depreciation	$2,400	$517	$250	$3,167

Amortization, including intangible assets	$145	$1,292	$1,423	$2,860

Income tax expense	$1,026	$415	$108	$1,549

Segment assets:
Additions to property, plant and equipment	$750	$1,701	$738	$3,189

Additions to intangible assets	$—	$1,172	$21,359	$22,531

Additions to goodwill	$—	$—	$26,409	$26,409

Total assets	$58,589	$56,850	$54,457	$169,896

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in details.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Internet	Gaming	Online
	access and	software and	game and
(in US$ thousands)	service	service	service	Total
2007:
Segment profit or loss:
Net revenue from external customers	$15,164	$118,950	$32,764	$166,878

Income from operations	$671	$37,703	$6,844	$45,218

Share-based compensation	$28	$548	$373	$949

Interest income	$7	$871	$194	$1,072

Interest expense	$108	$1	$—	$109

Gains on sales of marketable securities	$21	$—	$(104)	$(83)

Foreign exchange gain (loss)	$4	$(486)	$(195)	$(677)

Proportionate share of losses under the equity method	$—	$—	$(369)	$(369)

Depreciation	$1,535	$1,060	$589	$3,184

Amortization, including intangible assets	$65	$1,271	$1,852	$3,188

Income tax expense	$2	$229	$172	$403

Segment assets:
Equity investments	$—	$—	$2,762	$2,762

Additions to property, plant and equipment	$1,392	$2,280	$2,575	$6,247

Additions to intangible assets	$39	$2,070	$3,575	$5,684

Additions to goodwill	$—	$—	$29,354	$29,354

Total assets	$70,780	$93,144	$92,597	$256,521

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in details.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
The reconciliations of segment information to GigaMedia’s consolidated totals were as follows:

(in US$ thousands)	2005	2006	2007
Income (loss) from operations:
Total segments	$8,080	$26,575	$45,218
Adjustment*	(3,714)	(4,611)	(7,127)

Total GigaMedia consolidated	$4,366	$21,964	$38,091

Share-based compensation
Total segments	$—	$268	$949
Adjustment*	—	42	913

Total GigaMedia consolidated	$—	$310	$1,862

Interest income:
Total segments	$97	$238	$1,072
Adjustment*	314	484	369

Total GigaMedia consolidated	$411	$722	$1,441

Interest expense:
Total segments	$—	$155	$109
Adjustment*	—	427	546

Total GigaMedia consolidated	$—	$582	$655

Gain on sales of marketable securities:
Total segments	$466	$2,123	$(83)
Adjustments*	384	66	288

Total GigaMedia consolidated	$850	$2,189	$205

Foreign exchange gain (loss):
Total segments	$(135)	$(67)	$(677)
Adjustments*	286	(94)	2

Total GigaMedia consolidated	$151	$(161)	$(675)

Depreciation:
Total segments	$3,917	$3,167	$3,184
Adjustments*	—	—	—

Total GigaMedia consolidated	$3,917	$3,167	$3,184

Amortization:
Total segments	$1,436	$2,860	$3,188
Adjustments*	—	16	26

Total GigaMedia consolidated	$1,436	$2,876	$3,214

Income tax benefit (expense):
Total segments	$(435)	$(1,549)	$403
Adjustments*	(1)	—	—

Total GigaMedia consolidated	$(436)	$(1,549)	$403

Total assets:
Total segments	$76,757	$169,896	$256,521
Adjustment**	36,762	12,723	27,344

Total GigaMedia consolidated	$113,519	$182,619	$283,865

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, the divested music distribution business segment and eliminations.
Major Customers
No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.
Geographic Information
Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region/country	2005	2006	2007
Canada	$22,511	$55,019	$118,650
Taiwan	21,676	37,435	33,552
PRC	—	—	8,883
Hong Kong	—	1,831	5,360
Others	—	7	433

Total	$44,187	$94,292	$166,878

Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region	2005	2006	2007
Taiwan	$10,156	$8,241	$8,431
Canada	364	1,143	2,053
PRC	—	51	1,334
United States	227	632	943
Hong Kong	—	31	247

Total	$10,747	$10,098	$13,008

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
Note 27. SUBSEQUENT EVENTS
a.	On January 18, 2008, GigaMedia entered into share purchase and shareholders’ agreements with Access China Holding Limited (“Access China”), an online game software developer in the PRC, to acquire preferred shares convertible into an approximately 30 percent holding in Access China’s common shares.
b.	On January 28, 2008, we entered into a license and distribution agreement with Electronic Arts Inc. (“EA”), pursuant to which EA granted us an exclusive and non-transferable license for three years commencing from the first commercial release date to operate, host, maintain and market the multi-player online game titled “Warhammer Online” in Taiwan, Hong Kong and Macau.

Under the agreement, we are required to pay a recoupable advance which can be offset against future royalties.

We have also agreed to provide certain external marketing resources and localization efforts for Warhammer Online in the form of online and live events, and other advertising and promotions via marketing activities.