Form 20-F
period 2009-12-31
GIGAMEDIA LTD
filed 2010-06-30
CIK 1105101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File Number: 000-30540

GIGAMEDIA LIMITED
(Exact name of registrant as specified in its charter)
REPUBLIC OF SINGAPORE
(Jurisdiction of incorporation or organization)
8TH FLOOR, 207 TIDING BOULEVARD, SECTION 2, TAIPEI 114, TAIWAN, R.O.C.
(Address of principal executive offices)
Arthur M. Wang, Chief Executive Officer
8TH FLOOR, 207 TIDING BOULEVARD, SECTION 2, TAIPEI 114, TAIWAN, R.O.C.
Tel: 886-2-2656-8000; Fax: 886-2-2656-8003

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
54,994,800 ordinary shares
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

i

CERTAIN TERMS AND CONVENTSIONS
In this annual report, all references to (i) “we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, or where the context refers to any time prior to the incorporation of any of its subsidiaries, the business which predecessors of the present subsidiaries were engaged in and which were subsequently assumed by such subsidiaries; (ii) “Shares” are to ordinary shares of our Company; (iii) “CESL” are to Cambridge Entertainment Software Limited (formerly known as Grand Virtual International Limited), a company incorporated under the laws of The British Virgin Islands; (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”); (v) “FunTown” are to our online games business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of The British Virgin Islands; (vi) “T2CN” are to T2CN Holding Limited, a company incorporated under the laws of The British Virgin Islands, and its subsidiaries; (vii) “Internet access and service business” are to an Internet access and service business that we historically operated through Koos Broadband Telecom Co., Ltd. (“KBT”) and completely disposed of in September 2008; and (viii) “UIM” are to Ultra Internet Media S.A., a company incorporated under the laws of Nevis; and (ix) “Mangas Everest” are to Mangas Everest, a société par actions simplifiée registered with the Trade and Companies Registry of Paris and organized under the laws of France.
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
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:
•	our business plan and strategies;
•	our future business development and potential financial condition, results of operations and other projected financial information;
•	our ability to manage current and potential future growth;
•	expected continued acceptance of our revenue model;
•	our plans for strategic partnerships, licenses and alliances;
•	our acquisition and strategic investment strategy, and ability to successfully integrate any past, current, or future acquisitions into our operations;
•	our ability to protect our intellectual property rights and the security of our customers’ information;
•	launch of new online games according to our timetable;
•	expected continued acceptance of our online games, including expected growth of the online games industry, and consumer preferences for our products and services;

•	the in-house development of new online games and our plans to expand our in-house online game development team;
•	the performance of Mangas Everest and developments in the online gaming industry;
•	our plans to license additional games from third parties, and the launch of these new games or gaming software systems, including the timing of any such development, licenses or launches, in various geographic markets;
•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;
•	our ability to maintain the well-established online sports game platform in the PRC;
•	potential entry of new competitors in any of our business lines;
•	changes in the global regulatory environment relating to the online gaming business;
•	changes or stability in certain regulatory environments relating to Mangas Everest’s operations or gaming licenses;
•	changes in PRC laws and regulations, and future enforcement of those laws and regulations, including laws and regulations relating to Internet usage, advertising over the Internet, Internet content providers, foreign investment and ownership in online business, distribution of dividends and foreign exchange controls;
•	the outcome of ongoing, or any future, litigation or arbitration; and
•	our corporate classification by various governmental entities.
These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of risk factors and other factors noted throughout this annual report, including those described under Item 3, “Key Information — D. Risk Factors” and those detailed from time to time in other filings with the U.S. Securities and Exchange Commission (the “SEC”). We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Given this level of uncertainty, you are advised not to place undue reliance on such forward-looking statements.
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
Assets and liabilities on our balance sheet denominated in non-U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of operations denominated in non-U.S. dollars are translated into U.S. dollars using the weighted-average exchange rates. Certain other operating financial information denominated in non-U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. For convenience, transactions in 2010 denominated in non-U.S. dollars have been translated into U.S. dollars using the year-end exchange rate for 2009. We make no representation that the non-U.S. dollars could be converted to U.S. dollars at such rate or any particular rates.

A. Selected Financial Data
The following selected consolidated balance sheet data as of December 31, 2008 and 2009 and the selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007, and the selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report. The statements of operations for the years ended December 31, 2005, 2006, 2007 and 2008 have been retroactively restated to reflect (i) the results of our music distribution business, which was sold in September 2005, and (ii) the results of our Internet access and service business, which was sold in September 2008, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or equity as previously reported.
For the Years Ended December 31,
(in thousands except for earnings per share amounts)

	2005	2006	2007	2008	2009
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:
OPERATING REVENUES
Gaming software and service revenues	22,511	55,019	118,950	144,765	112,694
Online game and service revenues	0	18,692	32,764	45,604	46,887

Total operating revenues	22,511	73,711	151,714	190,369	159,581

OPERATING COSTS
Cost of gaming software and service revenues	(3,327)	(7,824)	(16,201)	(22,770)	(20,102)
Cost of online game and service revenues	0	(3,667)	(9,118)	(12,404)	(16,785)

Total operating costs	(3,327)	(11,491)	(25,319)	(35,174)	(36,887)

GROSS PROFIT	19,184	62,220	126,395	155,195	122,694

OPERATING EXPENSES
Product development and engineering expenses	(2,524)	(5,244)	(7,338)	(13,455)	(14,195)
Selling and marketing expenses	(8,042)	(27,653)	(60,106)	(74,173)	(79,421)
General and administrative expenses	(6,374)	(11,096)	(20,983)	(25,035)	(29,692)
Bad debt expenses	0	(448)	(548)	(2,905)	(1,092)
Impairment loss on property, plant, and equipment	0	0	0	0	(1,250)
Impairment loss on goodwill	0	0	0	0	(14,103)
Impairment loss on prepaid licensing fees and intangible assets	0	0	0	(1,524)	(23,002)

Total operating expenses	(16,940)	(44,441)	(88,975)	(117,092)	(162,755)

Income (loss) from operations	2,244	17,779	37,420	38,103	(40,061)

Income (loss) from continuing operations	3,525	18,173	39,083	35,710	(56,102)

Income from discontinued operations	2,961	12,932	1,088	9,435	222

Net income (loss)	6,486	31,105	40,171	45,145	(55,880)
Less: Net (income) loss attributable to the noncontrolling interest	(150)	(321)	(1,281)	(757)	6,795

Net income (loss) attributable to GigaMedia	6,336	30,784	38,890	44,388	(49,085)

Earnings (loss) per share (in dollars):
Basic:
Income (loss) from continuing operations	0.07	0.35	0.72	0.65	(0.90)
Income from discontinued operations	0.06	0.25	0.02	0.17	0.00

Net income (loss)	0.13	0.60	0.74	0.82	(0.90)

Diluted:
Income (loss) from continuing operations	0.06	0.30	0.63	0.58	(0.90)
Income from discontinued operations	0.06	0.21	0.02	0.16	0.00

Net income (loss)	0.12	0.51	0.65	0.74	(0.90)

As of December 31,
(US dollars in thousands except for number of issued shares)

	2005	2006	2007	2008	2009
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Total current assets	70,204	64,176	115,417	128,799	104,839
Property, plant and equipment-net	10,747	10,098	13,008	13,468	5,989
Goodwill	29,243	55,817	85,149	87,098	44,417
Intangible assets-net	2,704	23,067	26,060	28,930	18,924
Total assets	113,519	182,619	283,865	316,793	260,181
Total GigaMedia shareholders’ equity	100,648	134,087	180,665	228,456	184,745
Common shares, no par value, and additional paid-in capital	287,920	289,495	296,793	300,021	304,379
Number of issued shares (in thousands)	50,344	51,495	53,700	54,365	54,995
Dividends declared per share (in dollars)	0	0	0	0	0
Presentation of financial information for the years ended December 31, 2005, 2006, 2007 and 2008 has been reclassified to conform to the presentation for the year ended December 31, 2009 for non-controlling interest.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business and Industries
The limited operating history of the Mangas Everest business and our online games business may not provide you with an adequate basis upon which to evaluate our business and prospects
We commenced our gaming software and service business operations in April 2004 and our online games business in January 2006. We sold 60 percent interest in our gaming software business to Mangas Gaming (“Mangas”), a leading European sports betting and online gaming group, on April 8, 2010. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we hold a 40 percent stake. Mangas Everest’s operating history as an online gambling operator and our operating history as an online games operator may be too short to give you a sufficient basis for evaluating our business and financial performance. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by companies entering new and rapidly evolving markets such as the online gaming and online games market. These risks include our potential failure to:
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
In January 2009, we introduced Holic Online, an adventure-themed massively multi-player online role playing game (“MMORPG”), in Taiwan. On June 25, 2009, we launched Warhammer Online: Age of Reckoning, a war-themed MMORPG, in Taiwan, Hong Kong and Macau. On July 7, 2009, we launched Luna Online, a casual fantasy-themed MMORPG in the PRC. Warhammer Online: Age of Reckoning and Luna Online were not commercially successful in the territories in which they were launched. As a result, we terminated the license agreements for these two games in April 2010 and June 2010, respectively. In addition, we have one MMORPG and two advanced casual games in the pipeline, which we expect to launch in various target markets in Greater China, including the PRC, Taiwan, Hong Kong and Macau. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the games, and fail to operate our new games at acceptable costs. We cannot assure you that our new games will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional online games that are commercially successful, our future revenues and profitability may decline.
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
•	Gaming software and service business: the regulatory restrictions applicable to the Internet gaming industry; the revenues, expenses and results of operations of Mangas Everest, our joint venture with Mangas; global economic conditions and general economic conditions of the markets where our products target; availability of the Internet infrastructure; and the technological and other competition from existing and new competitors.
•	Online games business: our ability to retain existing users; attract new users and maintain user satisfaction; the pace of rolling out new games or updating existing games by us or our competitors; the amount and timing of operating costs and capital expenditures relating to our business operations and expansion; seasonal trends in Internet use; price competition in the industry; regulatory and other risks associated from our operations in China and Taiwan.
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
The online games market is characterized by rapid technological change, and failure to respond quickly and effectively to new Internet technologies or standards may have a material adverse effect on our business
The online games industry is evolving rapidly. Any new technologies and new standards may require increases in expenditures for online game development and operations. In addition, we use internally developed software systems that support nearly all aspects of our billing and payment transactions in our online games business. All of our businesses may be adversely affected if we are unable to upgrade our systems effectively to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower responses, which could adversely affect data transmission and game play. These factors could, among other things, cause us to lose existing or potential users and existing or potential game development partners.
The current global economic slowdown and other adverse economic conditions may negatively impact our business
The current global economic slowdown has resulted in an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility. These unfavorable changes in economic conditions have resulted in decreased spending by our customers. The impact of economic conditions on our licensees and business partners could adversely affect our business and revenues. In addition, the current global financial turmoil and the tightening of credit have resulted in a general credit crunch and have negatively impacted our ability to obtain additional financings. If the current global economic slowdown and global financial turmoil continue on a sustained basis, they will further negatively impact the demand for our online games and Mangas Everest’s gaming software products and services and adversely affect our business, revenues, cash flows, profitability and financial condition.

Our business could suffer if we do not successfully manage current growth and potential future growth
We are pursuing a number of growth strategies. Some of these strategies relate to services, products or markets in which we lack experience and expertise. As part of our growth strategy for the online games operation, in December 2006, we entered into a strategic alliance with Infocomm Asia Holdings Pte Ltd (“Infocomm Asia”), an online gaming operator and distributor operating primarily in the Southeast Asia region, in which we had no business operations at that time. On April 30, 2010, we increased our investment in Infocomm Asia by acquiring additional preferred shares from Infocomm Asia and certain shareholders of Infocomm Asia. The acquisition of Infocomm Asia is expected to close in the third quarter of 2010 and upon closing, we will hold preferred shares convertible into approximately 80 percent of the common shares of Infocomm Asia. Infocomm Asia has entered into certain license agreements with Blizzard Entertainment International, a division of Coöperatie Activision Blizzard International U.A. (“Blizzard”), under which Blizzard agreed to license certain games to Infocomm Asia or its wholly owned subsidiary in Southeastern Asia. We cannot assure you that we will be able to leverage our past experience and successfully manage our expansion into Southeastern Asia and other new markets.
Our growth to date has placed, and our anticipated further expansion of our operations will continue to place, a significant strain on our management, operation systems and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures, including those of acquired businesses. We cannot assure you that we will be able to effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.
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
The total costs incurred in connection with our acquisitions and investments in various businesses in 2009 were approximately US$9.9 million. For additional information with respect to our acquisitions and investments, see Item 4, “Information on The Company — A. History and Development of Our Company” in this annual report. Our financial results may be affected by such acquisitions or investments. We may incur debts upon an acquisition or suffer losses related to the impairment of goodwill and other intangible assets following the acquisition. These debts or losses could negatively impact our results of operations. We recognized impairment loss on goodwill of approximately US$14.1 million and impairment loss on marketable securities and investments of approximately US$15.7 million in 2009. (See note 10 “Marketable Securities — Current” to our consolidated financial statements for additional information). Any impairment on goodwill and marketable securities and investments in the future will have a negative impact on our financial results.
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
Our online games business faces intense competition, which may adversely affect our revenues, profitability and planned business expansion
The online games market is highly competitive. Our main competitors in the online games business are online game operators in Taiwan and China. Our major competitors in Taiwan include Gamania Digital Entertainment Co., Ltd. (“Gamania”), Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). Our major competitors in the PRC include Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc. (“Giant”), Changyou.com Limited (“Changyou”), The9 Limited, Shanghai Everstar Online Entertainment Co., Ltd. (“Nineyou”), Tencent Holdings Limited (“Tencent”), Beijing Globalink Computer Technology Co., Ltd.(“Ourgames.com”) and Chinagames.net.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.
We expect more online games operating companies to enter in the markets where we operate, including Taiwan, the PRC and Hong Kong, and a wider range of online games to be introduced to these markets, given the relatively low entry barriers to the online games industry. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness.
As a result of the above, significant competition may reduce the number of our users or the growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition and results of operations.
Our online games business depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks; the Mangas Everest business also faces similar risks
The development and operation of our online networks and those of Mangas Everest, are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of security by computer viruses, system break-ins or otherwise. An increase in the volume of usage of online services could strain the capacity of the software and hardware employed, which could result in slower response time or system failures. We have a variety of backup servers at our primary site to deal with possible system failures. However, we do not have redundant facilities in the event of an emergency. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations.
While we and Mangas Everest have implemented industry-standard security measures, our network and those of Mangas Everest may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. Our Internet-based services may be interrupted as a result of the accidental or intentional actions of Internet users, our current and former employees or others. A party that is able to circumvent security measures could misappropriate proprietary information, attack our security and network system, and, perhaps, most importantly, cause interruptions in our operations. We and Mangas Everest have experienced, in the past, and may experience, in the future, security breaches and attacks. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions. There can be no assurance that any measures implemented will not be circumvented in the future.
Our business and that of Mangas Everest are also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of Mangas Everest’s gaming software depend on ISPs and Mangas Everest’s system infrastructure for access to the Internet gaming sites operated by UIM and its sub-licensees and currently by Mangas Everest. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. For example, in February 2007, an earthquake off the coast of Taiwan damaged several undersea fiber optic cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. We may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent communication over the Internet and could materially adversely affect our business, revenues, results of operations and financial condition.
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
We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites
A portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. In addition, we may face internal fraud, including potential unauthorized usage of customer credit card information by our employees. While we have taken steps to prevent this, including the implementation of payment card industry data security standards, our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our or our licensees’ reputation and ability to attract and retain customers. Mangas Everest may also face similar risks in its online gaming operations.
Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our online games business and the Mangas Everest business, financial condition and results of operations
Mangas Everest’s software, services and games may contain undetected programming errors or other defects. These errors or other defects could result in losses to the licensees of Mangas Everest’s gaming software, end-users and us. Claims resulting from losses to end users could damage Mangas Everest’s reputation and subject it to liability. As to online games, parties unrelated to us may develop Internet cheating programs that enable users to acquire superior features for their game characters that they would not have otherwise. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a user. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could disrupt our operations, damage our reputation and detract from the game experience of our users. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations. If such errors, defects and cheating programs occur in software, services and games Mangas Everest operates, Mangas Everest’s business operations and, in turn, our business and financial condition could be materially and adversely affected.
Online games and online gaming are relatively new industries and therefore, we do not know if the market will continue to grow
The online games and online gaming industries are at an early stage of development, and the extent of acceptance of online games and online gaming products and services is uncertain. Market data for the online games and online gaming industries is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If the market fails to develop, develops more slowly than expected, or becomes saturated with our or Mangas Everest’s competitors, or if our or Mangas Everest’s products and services do not achieve market acceptance, or if the availability of the Internet commercial transactions fails to develop sufficiently to support the online games and online gaming industries, our and Mangas Everest’s business, revenues, results of operations and financial condition could be materially and adversely affected.
Operation of pirate game servers and the expenses incurred in protecting our online games operation against unlawful operations through pirate servers may adversely affect our business
We continue to face challenges from pirate game servers, which are game servers that operate unauthorized copies of our online games and permit users to play those games without purchasing pre-paid game cards from us. The existence of unauthorized servers may attract game players away from our games and may result in decreases in our revenues. We have detected the operation by pirate servers of unauthorized copies of several of our games. In January 2009, for example, we discovered that certain unauthorized third parties had misappropriated the source codes of Luna Online and had set up unauthorized servers to unlawfully operate the game in the PRC. Although we have made efforts to detect and shutdown pirate servers in China, Taiwan and Hong Kong, we cannot assure you that such efforts will be successful in eliminating these unauthorized servers. In addition, detailed comparisons of software codes and litigation proceedings are often necessary to enforce the intellectual property rights, whether owned by or licensed by us, which sometimes result in substantial costs. The continued illegal operation of any of our existing games by pirate game servers, or the illegal operation of any of our new games by pirate servers, may materially and adversely affect our business, financial condition and results of operations.
We may be subject to claims of intellectual property right infringement by third parties, which could subject us to significant liabilities and other costs
Our success depends largely on our ability to use and develop our technology and know-how without infringing upon the intellectual property rights of third parties. We cannot assure you that third parties will not assert intellectual property claims against us. The validity and scope of claims relating to the intellectual property may involve complex scientific, legal and factual questions and analysis, and tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we have to defend ourselves in legal or administrative proceedings, which can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, and prevent us from selling our products and services. The imposition of liabilities that are not covered by insurance, in excess of insurance coverage or for which we are not indemnified by a content provider, could have a material adverse effect on our business, results of operations and financial condition.

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
Our future results of operations or the growth of our business may suffer if we are unable to maintain satisfactory relationships with the licensors of our online games
We primarily source MMORPGs and advanced casual games through licensing from developers in various regions where online game development is relatively established. As of the date of this annual report, we have four licensed MMORPGs and six licensed advanced casual games in our online game portfolio, including the games we currently offer and the games in the pipeline. We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued operation of our licensed online games and our continued access to new online game licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new online games developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.
Failure to maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our Shares
Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our results of operations could be materially and adversely affected. We are subject to reporting requirements under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such company’s internal control over financial reporting in its annual report, which must contain an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm must express an opinion on the effectiveness of our Company’s internal control over financial reporting.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2009. In addition, the report of our independent registered public accounting firm includes an opinion regarding the effectiveness of our internal control over financial reporting. We have successfully completed our Section 404 assessment under the Sarbanes-Oxley Act and received our auditors’ attestation as of December 31, 2009. However, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
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
Our business could be adversely affected by natural disasters and the effects of influenza A (H1N1), avian flu, SARS or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effect on our business operations. These could include illness and loss of our management and key employees. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.
In 2009, we recorded operating and net losses, and we may experience losses in the future
In 2009, we recorded an operating loss of US$40.1 million and a net loss of US$49.1 million. Our future profitability will depend primarily upon the performance of our online games business and the Mangas Everest business. We cannot assure you that we will not experience operating or net losses in future periods.

Risks Related to Our Joint Venture with Mangas
We do not control the management of our joint venture with Mangas and have no control over its business decisions and any significant difficulties encountered by the joint venture in its operations may have a material and adverse effect on our business and financial results
On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas, a leading European sports betting and online gaming group. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake. Concurrent with the transaction, we purchased the shares of UIM, our then-major licensee which provided online gaming services, and sold all of UIM’s material assets to Mangas Everest.
We hold the remaining 40 percent of Mangas Everest with a put option to sell all or part of our shares to Mangas. The put option is exercisable in 2013, 2014 and 2015. Mangas holds a call option on any remaining Mangas Everest interests held by us which it may exercise in 2015 and 2016. For both our put option and Mangas’ call option, the price paid will be determined based upon the fair market value of Mangas Everest as of December 31 of the prior year, as determined by mutual agreement between the parties or, failing that, an appraisal process.
While Mangas will generally control the day-to-day operations of Mangas Everest, so long as we hold at least 20 percent of Mangas Everest’s share capital, we will have approval rights over certain material actions of Mangas Everest, including certain issuances of securities of Mangas Everest, acquisitions and dispositions of certain assets and material changes to the principal business of Mangas Everest. In addition, so long as we hold at least 10 percent of Mangas Everest’s share capital, we will have representation on the board of directors of Mangas Everest.
We do not control Mangas Everest’s management and hence have no control over its business decisions. Our rights under the earn-out and the put or call option are of uncertain value. We may have disputes with Mangas regarding the operations of Mangas Everest or the calculation of the earn-out or put or call option payments. We cannot assure you that our strategic alliance with Mangas through such joint venture structure will be commercially successful. Any significant difficulties encountered by Mangas Everest in its operations or significant deviation from the terms of the agreement with Mangas, may have a material and adverse effect on our business and financial results.
The uncertain global legal and regulatory environment could have a negative impact on the Mangas Everest business and prospects
We historically relied on our gaming software and services business for a substantial majority of our revenues. Our gaming software and services business included software development and the provision of application services for Internet gaming, including online poker rooms, casinos and the related marketing affiliate programs. We historically licensed our gaming software to UIM, which operates various online poker rooms and casinos and also sub-licenses our software products to third parties. Fees earned by us were historically based on UIM’s gross receipt from the operation utilizing the licensed software. UIM held a gaming license issued by the Kahnawake Gaming Commission in Canada and two gaming licenses issued by Lotteries and Gaming Authority in Malta. Issues such as determining the physical location of a gaming event and significant differences among the gaming laws and “Cyberlaws” of various countries make traditional concepts of jurisdiction and conflicts of laws difficult to apply. In addition, the substantial uncertainties in the global regulatory environment relating to online gaming expose us to the risk that regulatory authorities in various jurisdictions may determine that our Company provided online gaming services (rather than only licensing software and providing application services) and thus subject our Company to gaming laws and regulations in such jurisdictions.
On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets (including the Everest Poker operations) of which were sold to Mangas Everest as part of the transaction. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events — Transaction with Mangas” for additional information. In accordance with the terms of the strategic alliance, Mangas Everest will endeavor to migrate all Mangas poker players to the Everest Poker platform creating one of the largest poker player “liquidity” platforms in Europe. Everest Poker will also be able to benefit from the sports betting solutions of Mangas. In addition, the combined user base of Everest Poker and BetClic — both leading brands in France — strongly positions the alliance to capture potential growth from the soon to be opened and regulated French market, one of the largest in Europe. Mangas Everest operates under two full remote gaming licenses (a Class 1 and a Class 3) issued by Malta Lotteries and Gaming Authority and a license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. On June 7, 2010, Everest Poker and BetClic Poker operations, owned by Mangas Everest, received online poker licenses as part of the first grant of licenses in France. Everest Poker and BetClic Poker accounted for two of the seven licenses granted in the initial approvals and expect to begin French operations in late June 2010.

Mangas Everest, our joint venture with Mangas, primarily targets non-U.S. markets, predominantly in Continental European markets. Several European countries have adopted a regulated online gaming approach. For example, Italy has introduced a new set of regulations on online gaming. In Italy, there is a general prohibition on casino-type games. As early as October or November of 2010, Italy will also prohibit cash games in online poker offerings, thereby restricting the poker activity to tournaments. The French government has published a gaming bill and has begun issuing licenses that allow an operator to conduct remote sports betting, pari-mutual horserace betting, and poker. No regulations permitting the operation of online casino operations have yet been enacted in France. Spain and Ireland have announced their intentions to introduce a regulatory framework on online gaming. As of yet, no regulations have been issued, however there is speculation that a draft of the Spanish regulations may be issued as soon as the summer of 2010. Other jurisdictions in which Mangas Everest operates may require local licensing in the future. There can be no assurance that Mangas Everest will be successful in its efforts to obtain a gaming license from these jurisdictions, and that Mangas Everest would not face the potential loss of users in these jurisdictions. In addition, many European countries, including The Netherlands, Denmark and Germany, have taken actions or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on Mangas Everest and consequently on our Company.
The Internet gaming industry is still in an early stage of development and the global legal and regulatory environment in which the Internet gaming businesses operate remains highly uncertain and is subject to change. While many jurisdictions have some form of legal framework applicable to games of chance and land-based casinos, few provide clear guidance on how this framework applies to Internet gaming. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. There can be no assurance that legislation prohibiting Internet gaming or regulating various aspects of Internet gaming industry will not be proposed and passed in potentially relevant jurisdictions. We cannot assure you that Mangas Everest as an online gaming operator, are in compliance with all laws and regulations of the jurisdictions in which it operates, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and results of operations.
For additional information on the regulatory environment relating to online gaming, see Item 4, “Information on the Company — B. Business Overview — Regulation” in this annual report.
The Mangas Everest business faces intense competition, which may adversely affect our financial results
We are exposed to competition among Mangas Everest and other game operators in the online gaming industry. Mangas Everest faces intense competition in the online gaming industry, which is characterized by low barriers to entry, rapid technological change and ever-changing consumer preferences. New entrants to the online gaming industry, increasingly competitive market consolidations and aggressive marketing and pricing by competitors may lead to a significant decline in the customer base, revenues and margins of Mangas Everest. In addition, the online gaming industry is influenced by various other factors, including changes in policies and regulations and economic conditions in different jurisdictions. For example, as a result of the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) and the subsequent closing of the online gaming market in the United States, Mangas Everest faces increased competition from entertainment service providers in markets in Continental Europe, which are also increasingly subject to regulation from governmental authorities. Furthermore, some of Mangas Everest’s competitors have greater experiences, resources and distribution capabilities. For additional information, see Item 4, “Information on the Company — B. Business Overview — Gaming Software and Service Business — Competition” in this annual report.
The Mangas Everest business will be materially and adversely affected if credit card companies and other financial institutions cease to accept online gaming transactions
A substantial portion of Mangas Everest’s proceeds from its online gaming operations is from the deposits or payments made by its customers through credit card transactions. Financial institutions in the United States have ceased to accept online gaming transactions after the enactment of the UIGEA, which prohibits the use of communication facilities and financial transactions in connection with Internet gambling. For additional information, see Item 4, “The Information on The Company — B. Business Overview — Regulation” in this annual report. Although Mangas Everest primarily targets non-U.S. markets, predominantly in Continental European markets, there can be no assurance that credit card companies or other financial institutions in the jurisdictions where Mangas Everest operates will continue to accept and process online gaming transactions. Furthermore, there is a higher incidence of fraud associated with online credit card payments than with other types of payments, which could further discourage issuing banks from processing online gaming transactions. If credit card companies or other financial institutions cease to accept online gaming transactions, either generally or in the jurisdictions where Mangas Everest operates, Mangas Everest’s revenues and, in turn, its gaming software and service business could be materially and adversely affected.
The Mangas Everest business is international and therefore faces associated risks
There are certain difficulties and inherent risks faced by our Company and Mangas Everest, our joint venture with Mangas, in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, in jurisdictions in which we or Mangas Everest operate, and in which our or Mangas Everest’s customers are located could have a material adverse effect on our business, revenues, results of operations and financial condition. In addition, while the functional currency of the Mangas Everest business is U.S. dollar, the principal geographic markets of Mangas Everest products and services are Continental European markets. The fluctuation of exchange rate between Euro and U.S. dollar may adversely affect spending of players from Continental Europe and the demand for Mangas Everest products and services, and in turn, adversely affect our business and revenues.

Risks Related to Doing Business in Greater China
PRC laws and regulations restrict foreign ownership and investment in the online game industry, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations
We are classified as a foreign enterprise under PRC laws and various regulations in the PRC currently restrict foreign or foreign-owned enterprises from holding certain licenses required to provide online games over the Internet in the PRC, including Internet content provision, Internet culture operation and Internet publishing licenses. In order to comply with foreign ownership restrictions, we operate our online games business in the PRC through our three variable interest entities (“VIEs”), including Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”). All the VIEs are effectively controlled by T2CN through contractual arrangements. T2 Entertainment and Jinyou hold the Internet content provision and Internet cultural operation licenses that are required to operate our online games business in the PRC, and T2 Advertisement holds an advertising license that is required to sell advertisements on our websites in the PRC. Beginning in June 2007, the results of T2 Entertainment and T2 Advertisement have been included in our consolidated financial statements. The results of Jinyou have been included in our consolidated financial statements starting from September 2008. For additional information, see Item 4, “Information on the Company — B. Business Overview — Regulation — Regulations Relating to Online Games in the PRC — Foreign Ownership Restrictions” and Item 4, “Information on the Company — C. Organizational Structure” in this annual report.
In July 2006, the Ministry of Industry and Information Technology (“MIIT”, formerly the Ministry of Information Industry) issued a notice, which prohibits Internet content providers (“ICP licenses”) and holders of value-added telecommunications business operation licenses from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in the PRC. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Local authorities in the various regions were required to ensure that existing ICP license holders conducted self-assessments of their compliance with the Notice and submitted their status reports to the MIIT prior to November 1, 2006. T2 Entertainment has conducted its self-assessment and believes that it is in compliance with the requirements of notice. Jinyou obtained the ICP license in September 2008.
On September 28, 2009, the PRC General Administration of Press and Publication (“GAPP”), National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published a notice, which, among others, (i) provides that GAPP is responsible for pre-examination and approval of internet games as authorized by the central government and State Council, and that the provision of Internet games either online or on a downloaded basis constitutes Internet game publishing, which is subject to pre-examination and approval by GAPP; and (ii) prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. If applied literally and uniformly, such notice would render our ownership structure in the PRC invalid and illegal. To date, however, there are substantial uncertainties regarding the interpretation and application of such notice.
There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with our view. If we or any of our PRC operating companies are found to be in violation of any existing or future PRC laws or regulations, the relevant government authorities would have broad discretion in dealing with such violations and could impose significant penalties and sanctions or other regulatory or enforcement actions, including levying fines, confiscating income, revoking business or operating licenses, requiring us to restructure our ownership structure, and requiring us to discontinue all or any part of our business operations. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.
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

The contractual arrangements with T2 Entertainment, T2 Advertisement and Jinyou and their shareholders may not be as effective in providing operational control as direct ownership and the shareholders of T2 Entertainment, T2 Advertisement and Jinyou may have potential conflicts of interest with us
We operate our online games business through T2 Entertainment, T2 Advertisement and Jinyou, all of which are our VIEs. We have no ownership interest in any of these VIEs and rely on a series of contractual arrangements that are intended to give us effective control over them. However, the contractual arrangements may not be as effective as compared to having direct ownership and control over these companies. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of directors, which, in turn, could affect changes, at the management level. In addition, these VIEs could violate their contractual arrangements with us, go bankrupt, suffer from problems in their businesses or otherwise become unable to perform their contracts with us. As a result, our business could be disrupted and our results of operations may be materially and adversely affected.
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
The laws and regulations governing the online games industry in the PRC are evolving and new regulations may adversely affect our business
Our provision of online games and online game-related content on our websites in China is subject to various PRC laws and regulations relating to the telecommunications industry and Internet and online games, and is regulated by various government and regulatory authorities. The principal PRC regulations governing the provision of Internet content and online gaming services include (among others) the Telecommunications Regulations (2000), the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), the Tentative Measures for the Administration of Internet Publications (2002), the Tentative Measures for Administration of Internet Culture (2003), the Opinions on the Development and Management of Online Games (2005), the Anti-Internet Addiction Regulations (2007), the Administrative Measures for Telecommunications Business Operating Licenses (2009), and the Tentative Measures for Cyber Games Administration (2010). We may be affected by these regulations, which seek to regulate the content of online games and the business operation of online game operators and discourage online game players from spending excessive amounts of time playing online games. This may reduce the number of our users, the growth rate of our user base, the general online games market in the PRC or the average number of hours played by online game players, or cause us to reduce usage fees or other charges in connection with our online games business. In addition, compliance with such regulations may require us to incur substantial costs in modifying or adapting our game software to comply with the regulatory requirements. This may adversely affect our business, financial condition and results of operations.
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

There are currently no clear laws or regulations governing virtual asset property rights, in particular, in Greater China, and therefore, it is not clear what liabilities, if any, online game operators may have in respect of virtual assets
In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our users’ game characters, are acquired and accumulated. Such virtual assets can be important to online game players. In practice, virtual assets can be lost for various reasons, often through unauthorized use of user identifications by other users and occasionally through data loss caused by delay of network service or by a network crash. Currently there are no clear laws or regulations governing virtual asset property rights, in particular, in Greater China where we operate our online games business. As a result, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the PRC courts have generally required online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the case of a loss of virtual assets, we may be sued by online game players and could be held liable for damages, which may negatively affect our business, financial condition and results of operations.
Restrictions on virtual currency may adversely affect our revenues from online game operations in the PRC
Our online game operations revenues in the PRC are primarily collected through the sale of our prepaid game cards or online sale of game points. On February 15, 2007, 14 PRC government authorities jointly issued Circular for Further Strengthening the Administration of Internet Café and Online Games, which directs the People’s Bank of China (“PBOC”) to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This circular provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Circular on Strengthening the Administration of Virtual Currency in Online Games. According to this circular, any PRC entities engaging in issuance or trade service of virtual currency in online games shall meet the requirements of “Commercial Online Cultural Entities” as prescribed in the Tentative Measures for Administration of Internet Culture (2003) and are required to apply to the Ministry of Culture for an approval. This circular further provides, among others, that (i) the form, issuance scope and unit purchase price of virtual currency, the refund method in case of termination of online games, the purchase method for the users (including cash, bank card, payment via Internet, etc.), the protection measures for users’ rights and interests, and the technology security safeguard measures, shall be filed with the Ministry of Culture for record; (ii) the unit purchase price of virtual currency shall not be changed by online games operators; (iii) the new type of virtual currency shall be filed with the Ministry of Culture for record before issuance by online games operators; and (iv) the virtual currency trade service shall not be open to the minors. These restrictions may result in lower sales of our prepaid game cards or game points, and could have an adverse effect on our game operations revenues.
Our business may be adversely affected by government policies and regulation of Internet cafés in the PRC
Internet cafés are one of the primary venues where our online games were distributed and played in the PRC. In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés. In particular, a large number of Internet cafés without requisite government licenses have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. The PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may also slow down the growth in the number of new Internet cafés. In February 2007, 14 PRC government authorities jointly issued a notice, which suspended approval for the establishment of new Internet cafés and called for strengthened regulation of existing Internet cafés. It is unclear when or if this suspension will be lifted. The PRC governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. The implementation of these measures, or enactment by the PRC government of any additional laws to further regulate Internet cafés, may result in fewer customers or less time spent by customers playing our online games, which could restrict our ability to maintain or increase our revenues and expand our customer base. See Item 4, “Information on the Company — B. Business Overview — Regulation — Internet Café Regulation” in this annual report.
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
Risks Related to Ownership of our Shares
The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices
The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2009, the closing prices of our Shares on the NASDAQ Stock Market have ranged from US$3.04 to US$7.47 per share, and the closing price on June 25, 2010 was US$2.03. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.
We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests
As of March 31, 2010, members of the Koo family beneficially owned approximately 19.59 percent of our outstanding Shares. Accordingly, the members of the Koo family have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and the power to prevent or cause a change in control. The interests of such members of the Koo family may differ from or conflict with your interests.

Our transactions with related parties may not benefit us and may harm our Company
We have entered into several transactions with certain related parties. We believe that we have conducted our related-party transactions on an arm’s-length basis and on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. However, we cannot assure you that all our future transactions with related parties will be beneficial to us. See Item 7, “Major Shareholders and Related-Party Transactions” in this annual report.
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
Anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of our Company, which could adversely affect the price of our Shares
The Singapore Code on Take-overs and Mergers (the “Code”) issued pursuant to Section 321 of the Singapore Securities and Futures Act (Chapter 289) regulates the acquisition of ordinary shares of, inter alia, listed public companies and contain certain provisions that may delay, deter or prevent a future takeover or change of control of our Company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30 percent or more of the voting shares in our Company must, except with the prior consent of the Singapore Securities Industry Council (the “SIC), extend a takeover offer for the remaining voting shares in our Company in accordance with the provisions of the Code. Likewise, any person holding between 30 percent and 50 percent of the voting shares in our Company, either on his own or together with parties acting in concert with him, must, except with the prior consent of the SIC, make a takeover offer in accordance with the provisions of the Code if that person together with parties acting in concert with him acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period.
Under the Code, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer.
These provisions contained in the Code may discourage or prevent transactions that involve an actual or threatened change of control of our Company. This may harm you because an acquisition bid may allow you to sell your Shares at a price above the prevailing market price.

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
We may incur significant costs and management time to avoid being considered an investment company under the United States Investment Company Act of 1940, which could have a significant negative impact on our results of operations
We may be deemed to be an investment company under the United States Investment Company Act of 1940 (the “1940 Act”), and may suffer adverse consequences as a result. Generally, the 1940 Act provides that a company is not an investment company and is not required to register under the 1940 Act as an investment company if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and has investment securities that comprise less than 40% of its total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis.
Following the completion of our restructuring efforts in September 2008, we have devoted our efforts and resources to the gaming software products and application services and operating online games businesses primarily through our significant wholly-owned subsidiaries. From time to time, we also make strategic non-controlling investments in entities that we believe, at the time of such investments, complement or enhance our business (“Strategic Investments”). These Strategic Investments may be deemed to be investment securities under the 1940 Act. In April 2010, we consummated the sale of a 60 percent interest in our gaming software business to Mangas Gaming, a leading European sports betting and online gaming group, for US$100 million in cash and the right to a possible earnout payment based on the future performance of the business. As part of the transaction, we purchased the shares of UIM, our then-major licensee which provided online gaming services, and sold all of UIM’s material assets to the GigaMedia and Mangas strategic alliance. GigaMedia and Mangas also hold, respectively, put and call options on our 40 percent interest in the gaming software and services business exercisable at fair market value at various dates over the next several years. As a result of the transaction with Mangas in 2010, we no longer have majority control of the gaming software and services business and have a significant amount of cash on hand. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events — Transaction with Mangas” for additional information. Consequently, there is a risk that we could be deemed to be an investment company because our investment securities may be deemed to comprise more than 40% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis pending investment of the proceeds of the sale into our remaining businesses.
However, based on our historical and current business activities, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2009 and the first quarter of 2010, we do not believe that we are an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.
We intend to conduct our businesses and operations so as to avoid being required to register as an investment company. If, nevertheless, we were to be required to register as an investment company, because we are a foreign company, the 1940 Act would prohibit us and any person deemed to be an underwriter of our securities from offering for sale, selling or delivering after sale, in connection with a public offering, any security issued by the Company in the United States. Additionally, we may be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming an “investment company” as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the 1940 Act, which could have a significant negative impact on our results of operations.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to Shares
In light of our significant cash balances resulting from the transaction with Mangas — as described in Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events — Transaction with Mangas”, we may be classified as a passive foreign investment company, or PFIC, for the current taxable year. A non-United States corporation, such as us, will be treated as a PFIC for any taxably year in which 75% or more if its gross income consists of “passive” income or 50% or more of its assets (based on an average of the quarterly values during such taxable year) are classified as passive assets. For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as active. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our Shares, fluctuations in the market price of our Shares will significantly affect the overall level of our active assets. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our transaction with Mangas.
Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be classified as a PFIC in any taxable year, a U.S. person (as defined in “E. Taxation — U.S. Tax Considerations — Passive Foreign Investment Company Rules”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. person could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. person holds our Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. person holds our Shares. For more information, see the section entitled “E. Taxation — U.S. Tax Considerations — Passive Foreign Investment Company Rules”.
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
In 2004, we began the restructuring of our principal business operations with a view to shifting our strategic focus to gaming software and services business and online games business. The following chart highlights some of the major historical developments of our restructuring and the relevant strategic acquisitions and investments from 2004 to 2008:

Time	Event

April 2004	We acquired the business and operations of Grand Virtual, Inc., a privately-held gaming software developer and application service provider, and its affiliates.

April 2004	We entered into an end user license agreement with UIM, pursuant to which we granted a nonexclusive, non-transferable worldwide license to UIM to use our software and certain operational and support services. The royalties under the agreement were determined based on a revenue sharing mechanism. The term of the agreement was 10 years. The end user license agreement with UIM was terminated in April 2010 as the part of the transaction with Mangas.

September 2005	We sold all of our ownership interest in the Rose Records and Tachung Records music store chains with a view to eliminating non-core operations.

Time	Event

January 2006	We acquired FunTown, an online games business operated in Taiwan and Hong Kong, to enhance our position in the online entertainment market.

May 2006	We disposed of our ADSL business, which was an operational line of our Internet access and services business.

December 2006	We entered into a strategic alliance with Infocomm Asia, an operator and distributor of online games in Southeast Asia. In connection with the strategic alliance, we acquired preferred shares convertible into the issued ordinary shares of Infocomm Asia. As of May 31, 2010, we held preferred shares convertible into 28.43 percent of the ordinary shares of Infocomm Asia. Upon conversion of the preferred shares held by us into the ordinary shares of Infocomm Asia, we expect to become the largest shareholder of Infocomm Asia.

June 2007	We completed the acquisition of the controlling interest in T2CN, one of the online casual game operators in the PRC. On August 8 and August 12, 2009, we acquired certain ordinary shares of T2CN from two existing shareholders respectively. As of May 31, 2010, we held approximately 67.09 percent of the total outstanding voting rights of T2CN.

October 2007	We entered into a strategic alliance with Neostorm Holdings Limited (“Neostorm”), a South Korean gaming developer. In connection with the strategic alliance, we acquired preferred shares convertible into the common shares of Neotorm. As of May 31, 2010, we held preferred shares convertible into approximately 33.33 percent of the common shares of Neostorm.

December 2007	We entered into a strategic alliance with XLGames Inc. (“XL Games”), a South Korean online game developer that focuses on the development of MMORPGs. In connection with the strategic alliance, we acquired preferred shares convertible into the common shares of XL Games. As of May 31, 2010, we held preferred shares convertible into 14.55 percent of the common shares of XL Games.

January 2008	We entered into a strategic alliance with Access China Holding Limited (“Access China”), an online game developer in the PRC. In connection with the strategic alliance, we acquired preferred shares convertible into the common shares of Access China. As of May 31, 2010, we held preferred shares convertible into approximately 24.74 percent of the common shares of Access China.

May 2008	We entered into certain agreements with SuperCup Entertainment (Holdings) Limited (“SuperCup”) and its affiliates, pursuant to which we purchased preferred shares convertible into the common shares of SuperCup and obtained worldwide exclusive rights to cooperate with SuperCup in MahJong and certain Asian card games business. As of May 31, 2010, we held preferred shares convertible into 39.65 percent of the issued share capital of SuperCup. SuperCup ceased its operation in 2009.

September 2008	We sold our last remaining non-core business, our consumer cable modem and corporate ISP business, to China Network Systems Co., Ltd. and its affiliates. The disposal effectively completed our business restructuring process which we began in 2004. For additional information, see Item 5, “Operating and Financial Review and Prospects — Certain Significant Events affecting Our Results of Operations for 2007, 2008 and 2009 — Divestiture of our legacy Internet access and service business” and Item 10, “Additional Information — C. Material Contracts — Sale of Internet Access and Service Business” in this annual report.

October 2008	We entered into a software and supply agreement with a third-party gaming software developer with a view to adding the flash downloadable Internet casino games in our gaming platform.

December 2008	We entered into a strategic partnership with Victor Chandler, a renowned sports betting operator. Under the partnership, we cooperate with Victor Chandler in marketing its online sports betting on Everest Bets, an affiliate website utilizing our software solution, with a view to further enhancing cross-selling across the games on the Everest-branded platform. On December 16, 2009, we terminated such strategic partnership with Victor Chandler. We entered into a strategic alliance with Mangas, a leading French sports betting and online gaming group. Under the arrangement, Mangas will provide Mangas Everest with a sports betting solution in late 2010.
On January 1, 2009, we launched Holic Online, an adventure-themed MMORPG, in Taiwan.
In January 2009, in cooperation with Microsoft Corporation (“Microsoft”), we launched FunTown MahJong, our first Xbox 360 game title for worldwide release.
On January 22, 2009, we entered into a game license agreement with a third-party online game developer with respect to the licensing of an online game titled “Luna Online” in the PRC and Macau. On July 7, 2009, we launched Luna Online in the PRC. On June 1, 2010, we terminated the Luna Online game license agreement with its game developer by mutual agreement.

On March 9, 2009, we entered into a strategic alliance with Numen Soft Co. Ltd. (“Numen Soft”), an online game developer in South Korea. In connection with the strategic alliance, we acquired the ordinary shares of Numen Soft. As of May 31, 2010, we held 10 percent of the ordinary shares of Numen Soft.
On May 26, 2009, we entered into a strategic alliance with Gorilla Banana Entertainment Corp. (“GBE”), an online game developer in South Korea. In connection with the strategic partnership, we acquired the ordinary shares of GBE. As of May 31, 2010, we held 19.92 percent of the ordinary shares of GBE.
On June 25, 2009, we launched Warhammer Online: Age of Reckoning, a war-themed MMORPG developed by Electronic Arts Inc., in Taiwan, Hong Kong and Macau. On April 22, 2010, we terminated the Warhammer Online license and distribution agreement with its game developer by mutual agreement.
On September 22, 2009, we acquired certain common shares of JC Entertainment Corporation (“JCE”). As of May 31, 2010, we held 12.5 percent of the common shares of JCE. We license Freestyle, a highly popular online basketball game, from JCE and currently operate Freestyle in the PRC through T2 Entertainment.
On December 23, 2009, we entered into a strategic alliance with Possibility Space Incorporated, an online game developer in the PRC. In connection with the strategic alliance, we acquired certain preferred shares of Possibility Space Incorporated. The transaction was closed in March, 2010. As of May 31, 2010, we held preferred shares convertible into 49 percent of the ordinary shares of Possibility Space Incorporated.
In 2009, we launched FunTown Game Zone. We also added World Tour Video Slot, Race Course Winner, Baccarat, Pirates Pachi Slot, Paradise Island, Red Dog, Roshambo, Pai Gow Poker, Double Double Bonus Poker and Grand Slam Mahjong to our online game contents.
On March 15, 2010, we secured an exclusive license from Neowiz Corporation, an online game company in South Korea, to operate Alliance of Valiant Arms, an online massively multiplayer first person shooter game which provides large-scale and team-based combat. We expect to launch Alliance of Valiant Arms in Taiwan, Hong Kong and Macau in the second half of 2010.
On March 18, 2010, we entered into a game development, publishing and distribution agreement with Nickelodeon Asia Holdings Pte Ltd (“Nickelodeon”), a division of Viacom International Inc. (NYSE: VIA, VIA.B) pursuant to which we agreed to develop, publish and distribute a massively multiplayer online game (“MMOG”) based upon and branded with the Nickelodeon animated television program “SpongeBob SquarePants” for Nickelodeon. On May 14, 2010, we entered into a development agreement with Blueark Limited (“Blueark”), an online game developer in South Korea under which Blueark agreed to develop and deliver to us an online game based on the Spongebob SquarePants intellectual property. The SpongeBob SquarePants MMOG is expected to launch in 2011 in multiple languages for players in the PRC, Korea, Japan, Taiwan, Southeast Asia and India.
On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas, a leading European sports betting and online gaming group. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets of which were sold to Mangas Everest as part of the transaction.
On April 30, 2010, we entered into several agreements with Infocomm Asia itself and certain shareholders of Infocomm Asia, to acquire additional preferred shares of Infocomm Asia. The acquisition of Infocomm Asia is expected to close in the third quarter of 2010. Upon closing, we will hold preferred shares convertible into approximately 80 percent of the common shares of Infocomm Asia. Infocomm Asia is a leading publisher, operator and distributor based in Singapore with over 35 million registered users in Southeastern Asia and operates several award-winning titles including FIFA Online 2, Granado Espada and Dragonica. Infocomm Asia entered into certain license agreements with Blizzard, under which Blizzard agreed to license its existing game library, Diablo, StarCraft and Warcraft, and a new game, StarCraft II: Wings of Liberty, to Infocomm Asia or its wholly owned subsidiary in Southeastern Asia.
On June 7, 2010, Everest Poker and BetClic Poker operations, owned by Mangas Everest, our joint venture with Mangas, received online poker licenses as part of the first grant of licenses in France. Everest Poker and BetClic Poker accounted for two of the seven licenses granted in the initial approvals and expect to begin French operations in late June 2010.
Our Singapore company registration number is 199905474H. Our principal executive offices are located at 8th Floor, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, and our telephone number is 886-2-2656-8000. Our website address is: http://www.gigamedia.com.

Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report.
There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares which have occurred during the last and current financial year.
B. Business Overview
We were a provider of gaming software and services to the online gaming industry, particularly the online poker and casino markets, and an operator of online games in Greater China, including the PRC, Taiwan, Hong Kong and Macau. We were incorporated in Singapore in September 1999. Our principal business operations remained limited to the provision of Internet access and service business, and recorded music distribution in Taiwan until 2004, when we commenced a business restructuring to shift our strategic focus to the gaming software and services and online games operations. We began our gaming software and services business in 2004 by acquiring the business of a gaming software provider. In 2006, through a series of strategic acquisitions, we expanded our operations into the online games market, which we believe has high growth potential. During the restructuring process, we disposed of our non-core businesses, including our retail music distribution and Internet and access service businesses. We completed the entire business restructuring in September 2008 with the sale of our last non-core business.
Subsequent to completion of the restructuring and through April 8, 2010, we generated our revenue primarily through providing gaming software products and application services and operating online games. We operated our gaming software and services through CESL, our wholly-owned subsidiary. Since 2004, we have been focused on developing software packages for online poker and casino operations. We provided the Everest-branded gaming platform to various online poker and casino game sites, including Everest Poker, one of the world’s largest online poker websites in terms of seven-day average player counts according to PokerScout, a third-party online poker review service. Our products and services included online poker and casino gaming software packages, extensive online gaming management tools, and application and consulting services. To improve usability of our products in international markets and serve customers seeking geographic expansion, we developed the expertise and infrastructure to make our products suitable for the local markets in which the games are offered. Our gaming software products and services, now operated by Mangas Everest, are currently available in 15 major languages. Our gaming software and services business was historically dependent on our then-largest licensee, UIM. UIM operated various online poker and casino websites, including Everest Poker, primarily targeting players from Continental European markets. Fees earned by us were historically based on UIM’s gross receipts from the operation utilizing the licensed software. Historically, we had experienced seasonality primarily as a result of UIM’s slower sales in the second and third quarters, during which people tend to spend less time indoors and online as daylight hours increase and the weather conditions in Continental Europe improve. Typically, our first and fourth quarters were our strongest revenue periods. The financial results of UIM were historically incorporated into our consolidated financial statements in accordance with the FASB Accounting Standards Codification although we did not historically own any equity interest in UIM.
On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas, a leading European sports betting and online gaming group. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets (including the Everest Poker operations) of which were sold to Mangas Everest as part of the transaction. In accordance with the terms of the strategic alliance, Mangas Everest will endeavor to migrate all Mangas poker players to the Everest Poker platform creating one of the largest poker player “liquidity” platforms in Europe. Everest Poker will also be able to benefit from the sports betting solution of Mangas. In addition, the combined user base of Everest Poker and BetClic — both leading brands in France — strongly positions the alliance to capture potential growth from the soon to be opened and regulated French market, one of the largest in Europe. On June 7, 2010, Everest Poker and BetClic Poker operations, owned by Mangas Everest, received online poker licenses as part of the first grant of licenses in France. Everest Poker and BetClic Poker expect to begin French operations in late June 2010. From and after April 9, 2010, we no longer consolidate the results of CESL and UIM in our consolidated financial statements. From that date, we account for our interest in Mangas Everest using the equity method of accounting. As a result, it may be difficult to compare our results of operations in future periods to our historical results of operations.
We operate an increasingly diversified online games business in Greater China markets. We conduct our online games business in the PRC primarily through T2CN and in Taiwan, Hong Kong and Macau primarily through FunTown. Our online game portfolio currently includes online MahJong, MMORPGs, advanced casual games and a variety of online card, chance-based and simple casual games. We offer online MahJong through FunTown-branded game platform, which we believe is one of the largest online MahJong networks in Taiwan. In accordance with our online games expansion strategy, we have added MMORPGs to our online game portfolio. We currently offer three licensed MMORPGs, including Warhammer Online: Age of Reckoning in Taiwan, Hong Kong and Macau, Holic Online in Taiwan and Luna Online in PRC. We are in the process of shutting down Warhammer Online and Luna Online due to poor commercial performance. In addition, we expect to launch a new MMORPG, XK Online in the PRC. Our online game portfolio also includes various advanced casual games which, as compared to MMORPGs, are easier to play and can attract a broader range of players. We currently offer four advanced casual games, including Tales Runner in Taiwan and Hong Kong, Freestyle in the PRC, Nanaimo in Hong Kong and Paipaijoy in the PRC. In addition, we expect to launch Alliance of Valiant Arms, a new online massively multiplayer first person shooter game which provides large-scale and team-based combat, in Taiwan, Hong Kong and Macau in the second half of 2010. We also expect to launch Freestyle Season 2 in the PRC in the second half of 2010. In addition, through our integrated FunTown-branded game platform, we offer over 34 online card, chance-based and simple casual games. To complement our online games, we offer various value-added services and virtual items for players to enhance their game experience, skills and online personal character. We focus on building community-based online platforms to cater to different social networking needs of our users and provide various channels to facilitate communications among them.

We intend to continue to seek growth and enhance our market position in the online games industry. We will continue to focus on the Greater China markets and further diversify our online game portfolio. While we will continue to broaden our access to high quality online games through licensing, we intend to expand our in-house game development team and strengthen our online game development capabilities, particularly in development of MMORPGs and advanced casual games.
We also believe that Southeastern Asia is a large and fast growing market opportunity. We entered into a strategic alliance with Blizzard through Southeastern Asia games operator Infocomm Asia, of which we will be a controlling shareholder in the third quarter of 2010. We expect to bring both Blizzard’s existing game library, Diablo, StarCraft and Warcraft, and also a new game, StarCraft II: Wings of Liberty, to Southeastern Asia. We believe that led by Infocomm Asia, Southeastern Asia will be a major area of growth and expansion for us.
While we have historically experienced significant growth in our operations of gaming software and services and online games, we experienced a significant downturn in 2009. For the years ended December 31, 2007, 2008 and 2009, our revenue from the gaming software and services segment was US$119.0 million, US$144.8 million and US$112.7 million, respectively, and our revenue from the online games segment was US$32.8 million, US$45.6 million and US$46.9 million, respectively. For the years ended December 31, 2007 and 2008, our consolidated net income was US$38.9 million and US$44.4 million and for the year ended December 31, 2009, our consolidated net loss wasUS$49.1 million.
Online Games Business
Our Games
We offer an increasingly diversified portfolio of online games, including MahJong, MMORPGs, advanced casual games, and a variety of card, chance-based and simple casual games. Our online games business is operated in Taiwan and Hong Kong primarily through FunTown and in the PRC primarily through T2CN.
MahJong
MahJong is a traditional and highly popular Chinese title game, which is widely played in Taiwan, Hong Kong, the PRC, Japan, South Korea and many other Asian regions. Similar to poker, MahJong involves skill, strategy, calculation, as well as a certain degree of chance.
Through our FunTown-branded platform, we offer various local versions of MahJong for players in Asia, particularly for those from Taiwan and Hong Kong. To play our online MahJong games, players install the client-end software which can be downloaded free of charge from our game websites. Players can compete with anyone throughout the FunTown network. Our MahJong games are designed for players of all levels of skills and experience. To accommodate various needs of players, we offer different online MahJong rooms based on skill levels or stakes. We believe our online MahJong game site is one of the largest online MahJong networks in Taiwan.
Players may play our online MahJong free of charge. To continue to play on a regular basis and establish a track record inside our online MahJong community, players may choose to purchase the game points or game-playing time through various distribution channels, such as convenient stores, telephones, computer-based payment processing terminals, and credit cards. By purchasing our game points, players may exchange for virtual currency and deposit into their virtual bank accounts. The virtual currency may be used to play MahJong and other games in the FunTown game site or to purchase in-game virtual items, but may not be redeemed for cash.
We continue to expand and diversify the game platforms for our online MahJong. In January 2009, in cooperation with Microsoft, we launched FunTown’s online MahJong on the Xbox 360 game consoles for worldwide release. Since April 2009, in cooperation with Skype Limited, we integrated the Skype software’s Voice over IP functions into our online MahJong game system, allowing our MahJong game players to add friends from Skype to our game system and use Skype’s voice chatting function while playing our online MahJong games. Since July 2009, we have been providing a multi-login mechanism to enable players to play our MahJong and chance-based casual games at the same time. In September 2009, we entered into a strategic alliance with Pili International Multimedia, owner of popular puppet characters in Taiwan, and introduced the certain of these popular puppet characters into our online games. Our game players may create puppet characters using 13 items, consisting of avatars, voices, and wallpapers. We are also developing a Web version of MahJong as well as a Web version of Big2 to be released in 2010.

We organize offline events from time to time with a view to attracting more players and enhancing our leading position in the online MahJong market. Pursuant to the agreement entered into among us, the World MahJong Organization and the World MahJong Contest Center, we co-hosted the World Series of MahJong in Taiwan, Japan and Europe and the first World MahJong Championship in the PRC in 2007. In the same year, we organized the annual MahJong tournament in Taipei which was open to anyone joining one of FunTown’s MahJong clubs. Approximately 400 clubs and over 20,000 players attended the tournament. In 2008, we modified the application process for MahJong Tournaments in Taipei so that only the players who pass the preliminary heats are entitled to join the final match. The online preliminary heats were held for two months. Approximately 100 clubs and 3,264 players attended the final match in 2008 and approximately 100 clubs and 5,000 players attended the final match in 2009.
On May 15, 2008, we made a strategic investment into SuperCup and obtained worldwide exclusive rights to cooperate with SuperCup in MahJong and certain Asian card games business. SuperCup hosted a series of tournaments for SuperCup Mahjong Competition from September 2008 to December 2008. According to SuperCup, over 12,500 players participated in the tournaments, from which approximately 340 were qualified to compete in the finals. SuperCup ceased its operation in 2009.
MMORPGs
MMORPGs are Internet-based computer games in which a large number of players interact with one another in an online virtual world. Like any role playing game, a player controls a character with an avatar, which he or she directs to complete tasks for experience, interact with other characters and acquire items.
Since 2006, we have expanded our online game operations to include several MMORPGs. From September 2006 to December 2008, we offered NeoSteam, the first MMORPG that we licensed from a third-party developer, in the PRC. We continue to enlarge and diversify our MMORPG portfolio, which includes four MMROPGs that we currently offer or expect to launch in various target markets in Greater China. Our MMORPGs encompass various genres, including adventure, action, war and casual fantasy. The following table summarizes the three MMORPGs that we offered as of the date of this annual report:

		Commercial	Game	Revenue
Game	Description	Launch	Source	Model	Market

Holic Online	Cartoon style adventure	January 2009	Licensed	Item-billing	Taiwan

Warhammer Online: Age of Reckoning	War	June 2009	Licensed	Pay-to-play	Taiwan Hong Kong

Macau

Luna Online	Casual fantasy	July 2009	Licensed	Item-billing	PRC
We launched the Warhammer Online: Age of Reckoning and Luna Online in June and July 2009, respectively. These two games were not commercially successful in the territories in which they were launched. As a result, we terminated the Warhammer Online: Age of Reckoning license and distribution agreement and Luna Online game license agreement with the relevant game developers by mutual agreement on April 22, 2010 and June 1, 2010, respectively. As part of the termination of the operation of these games, we are currently executing a transition for end users by allowing end users to continue playing Warhammer Online and Luna Online as of the date of this annual report.
The following table summarizes one MMORPG which we expect to launch in various geographic markets in 2010:

Game	Description	Status	Game Source	Target Market

XK Online	Martial arts adventure	Game Development	In-house Developed	PRC
Warhammer Online: Age of Reckoning is operated under the pay-to-play revenue model that requires users to purchase the retail copy of the game as well as the subscription or game cards for playing time. By subscribing or purchasing game cards, users may play for an unlimited amount of time within a specified number of days.
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

Advanced Casual Games
As compared to MMORPGs, advanced casual games have relatively simple rules and require no long-term commitment to play. They are targeted to the casual players across all game genres.
We operate a diversified portfolio of advanced casual games. We believe that advanced casual games provide us with certain benefits and opportunities not typically available through MMORPGs, including:
•	broader range of players, including casual players, due to the casual nature and relatively short duration; and
•	a greater breadth of tools, engines, middleware and server solutions that can make development of casual games relatively more cost-effective.
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
In the PRC, we operate our advanced casual games through T2CN. We currently operate Freestyle, a highly popular online basketball game in the PRC. Freestyle is a peer-to-peer street basketball game, in which players can form teams to compete against other teams and customize in-game character appearances and skills by purchasing virtual items. The cartoon characters and the scenes modes are embodied by full 3D graphics. Players improve the skills through more practice and competitions. In 2009, the peak current users, or PCCU, reached 118,832 for Freestyle. We also offer Paipaijoy, another sports game, in the PRC. Going forward, we intend to leverage our well-established sports game platform to offer a wide range of advanced casual games in the PRC.
The following table summarizes our four advanced casual games that we offered as of the date of this annual report:

		Commercial	Game	Revenue
Game	Description	Launch	Source	Model	Market
Tales Runner	Sports — Obstacle running	June 2006 in Taiwan	Licensed	Item-billing	Taiwan

		August 2006 in Hong Kong			Hong Kong

Freestyle	Sports — Basketball	December 2005	Licensed	Item-billing	PRC

Nanaimo	Action	December 2007	Licensed	Item-billing	Hong Kong

Paipaijoy	Sports — Tennis	June 2008	Licensed	Item-billing	PRC
The following table summarizes our advanced casual games which we expect to launch in various geographic markets as indicated at regular intervals in 2010:

Game	Description	Status	Game Source	Target Market

Alliance of Valiant Arms	Massively multiplayer first-person shooter	Game Localization	Licensed	Taiwan

Hong Kong

Macau

Freestyle Season 2	Sports — Basketball	Closed Beta Testing	Licensed	PRC

We had secured an exclusive license from Electronic Arts Asia Pacific Pte. Ltd. to offer and operate NBA Street Online, an online basketball game featuring fast paced streetball action with star players of the NBA, in the PRC, Taiwan and Hong Kong. The NBA Street Online game has not been commercially launched in any territory and the exclusive license was terminated on December 4, 2009 by mutual agreement.
On March 15, 2010, we secured an exclusive license from Neowiz Corporation, an online game company in South Korea, to operate Alliance of Valiant Arms, an online massively multiplayer first person shooter game which provides large-scale and team-based combat. We expect to launch Alliance of Valiant Arms in Taiwan, Hong Kong and Macau in the second half of 2010. We also expect to launch Freestyle Season 2 in the PRC in the second half of 2010.
Players download and install client software from our websites. Our advanced casual games are offered free-of-charge to all players. In order to enhance their online game playing experience, players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.
Card, Chance-Based and Simple Casual Games
Through our FunTown-branded platform, we offer various online games, including card, chance-based and simple casual games. These online games are Internet-based and developed through computer simulation and adaptation of non-computer games, which are traditionally played offline. The FunTown platform targets players from different regions, particularly Taiwan and Hong Kong.
We provide many different online card games, which are popular in various regions in Asia. Players can select their desired table based on the level of skill or stakes. These games are designed with online multiplayer features that allow players to compete against one another. To diversify FunTown products, we also offer chance-based games, including bingo, lotto, horse racing, Sic-Bo, slots and various simple casual games. We are working towards expanding the casual games platform by providing a variety of casual games. Since 2009, we introduced World Tour Video Slot, Race Course Winner, Baccarat, Pirates Pachi Slot, Paradise Island, Red Dog, Roshambo, Pai Gow Poker, Double Double Bonus Poker, and Grand Slam Mahjong into our game contents. These newly added games improve the competitiveness of our online games business and help to increase our revenues. We are working on 7 additional chance-based casual games which we expect to be released in 2010.
Like online MahJong, players may play our FunTown games for free. They may choose to purchase playing time or virtual currency to play on a continuous and regular basis. Virtual currencies may be used to play all the games in the FunTown game site or to purchase virtual items, but may not be redeemed for cash.
Game Sources
In-house development of MahJong, Card, Chance-Based and Simple Casual Games
We develop our games offered on FunTown’s game platform, including online MahJong, card, chance-based and simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration into our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we have an in-house team, which was comprised of approximately 35 software engineers in Taipei and 12 software engineers in Shanghai as of May 31, 2010. In addition, T2CN had 152 software engineers in Shanghai as of May 31, 2010.
Sources of MMORPGs and Advanced Casual Games
We primarily source MMORPGs and advanced casual games through licensing from developers in various regions where online game development is well established. We monitor each of the United States, South Korean, the PRC, Japanese and European markets and maintain communications with a number of leading game development studios to identify and source new online games.
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
We enter into the license agreement after we decide to operate the selected game based on the results of our evaluation. The cost of licensing games from developers generally consists of an upfront licensing fee, which we normally pay in several installments, and ongoing licensing fees, or royalties, which are equal to a percentage of revenues generated from operation of the game. We may also have to provide certain minimum guarantees in royalties to developers.

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
Our Primary Platforms and Services
FunTown
Our FunTown platform provides many online game services for the users to enhance their playing and entertainment experiences, facilitate information communication among them and support the development of a strong player community. These services include:
•	Player Clubs. We offer online club services in the FunTown game community. FunTown players can form their own clubs, invite other players with similar interests or skill levels to join, and organize online and offline events for club members. Player clubs complement the strong social features of online games by helping to maintain an online game community.
•	Tournaments. As one of the key services, FunTown provides various tournaments for its online MahJong players. After players join a club, they can participate in online in-club tournaments and compete in weekly online inter-club tournaments. On an annual basis, FunTown organizes large-scale tournaments, in which a large number of players are invited to the tournament premises and compete online via computers.
•	Avatars. To enhance players’ overall entertainment experience, FunTown offers many in-game virtual items which may be purchased by players to customize their online personal graphic profiles, or avatars. Players use avatars to create their own unique look while participating in the online community. The virtual items for avatars include facial expressions, clothes and different accessories. These items are particularly popular with younger players, who customize their avatars to establish unique identities and pursue distinct fashions in the online community.
•	Friends and Family Messenger. The FunTown platform has a unique function designed for players’ personal contacts, which is similar to the contact list of instant message programs. This enables players to see when their friends and family members are online and invite people in their personal network to play games together.
•	Social Networking. The FunTown platform provides an online social networking community called FunTown Village, in which players meet each other through their online avatars. In FunTown Village, players can interact and communicate, purchase virtual items, and even get married virtually. We plan to introduce more virtual items within FunTown Village to address the strong social interests of our players and to help increase FunTown’s overall appeal as a distinct online game community.
•	Customer Services. FunTown provides support and services to its customers primarily through walk-in customer service centers in Taipei and Hong Kong and e-mails and online bulletin boards where players can inquire and receive responses from us and other players.
T2CN
Our T2CN platform provides the following services and player support to our users in the PRC:
•	Membership Management. T2CN utilizes an integrated service platform, namely T2CN-Passport, to provide one-stop service to customers as well as distributors. T2CN-Passport is an integrated membership management and payment system, which allows T2CN to maintain a single customer database containing each customer’s profile and transaction history. Customers may log in, pay and use any of the fee-based products and services. In addition, T2CN-Passport allows our distributors to sell our game points to Internet cafés. Internet cafés can also use T2CN-Passport to check their point-balances and make payment on behalf of individual purchasers.

•	Social Networking. T2CN’s integrated system also incorporates a variety of online community features, such as bulletin boards which allow registered users to post notes or inquiries and respond to other users’ questions and comments. We believe these features increase the user stickiness on our site and facilitate player interaction. T2CN is currently building an online social networking community to further facilitate access to our online game offering and accommodate different social net working needs of our users in the PRC.
•	Game Masters. T2CN delegates game masters to provide various in-game services for our MMORPG players. Game masters are responsible for organizing in-game events, troubleshooting and actively and continuously monitoring the online game environment. They respond to players’ inquiries, handle error reporting and removal process, and identify and deter inappropriate player behaviors. We believe that the provision of game masters is an important customer service function to maintain customer loyalty and effectively address technical problems as they arise.
•	Customer Services. T2CN focuses on providing quality customer service in order to retain its existing customers as well as attract new customers. T2CN offers multiple communication channels, including telephone hotline and customer service email, for the customers to provide feedback and complaints about our products or services at any time.
Non-Computer Based Platforms for Certain Games
As technologies advance and enable people to access the Internet in new ways, we plan to expand our offerings to match these new access technologies and platforms. We are currently working with Microsoft to develop and offer some of our games available on the Xbox 360 platform. In January 2009, we launched FunTown MahJong, our first Xbox 360 game title for worldwide release. We also offer certain of our popular games on the media-on-demand (“MOD”) digital TV platform, called FunTown Game Zone, which involves cooperation with Intel by utilizing its Viiv technology. In January 2009, FunTown Game Zone section was activated on the MOD system operated by Chungwa Telecom Co., Ltd. The titles of FunTown Game Zone include MahJong, Chinese Chess, Connect 5 and Blind Chess. We have also developed mobile phone versions of our certain games. In addition, as the video games become an emerging facet of in-flight entertainment, we offer various in-flight games to certain airlines, which are networked to allow interactive game play among multiple passengers on the same flight. We do not expect the games offered through non-computer based platforms to contribute materially to our revenue in the near future.
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
Direct Marketing
We use telemarketing and email correspondence to inform our users of new games, promotions and other game-related services.
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
We sell our game points to distributors at prices lower than the face value of the game points. The costs of distributing game points through Internet-based channels are generally lower than the costs involved in offline distribution of physical game cards. To encourage use of the Internet-based channels and provide more convenience for users, we give our users the computer-based payment processing terminals for free so that they can purchase game points online at home.
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
As of December 31, 2009, we owned approximately 871 servers and leased 23 servers from ISPs for our online games operation in the PRC. As of the same date, our server network in the PRC consisted of approximately 628 game servers.
As of December 31, 2009, we owned approximately 721 servers for our online games operation in Taiwan and Hong Kong. As of the same date, our server network in Taiwan and Hong Kong consisted of approximately 397 game servers.
We seek to adapt our infrastructure promptly in response to changing circumstances.
Our Players
In the PRC, as of December 31, 2009, we had an aggregate of over 101.52 million registered usernames of our online games. In the month of December 2009, we recorded over 277 thousand paying players, approximately 83 thousand peak concurrent users and 30 thousand average concurrent users.
In Taiwan and Hong Kong, as of December 31, 2009, we had an aggregate of over 15.2 million registered usernames of our online games. In the month of December 2009, we recorded over 69 thousand paying players, approximately 29 thousand peak concurrent users and 14 thousand average concurrent users.
Competition
Our primary competitors in the online games business are online game operators based in Taiwan and the PRC. Our major competitors in Taiwan include Gamania, Soft-World, IGS, UserJoy and GodGame. Our major competitors in the PRC include Shanda, Giant, Changyou, The9 Limited, Nineyou, Tencent, Ourgames.com and Chinagames.net.
In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.
We expect more online games operating companies to enter into the markets where we operate, including Taiwan, the PRC and Hong Kong, and that a wider range of online games to be introduced to the these market given the relatively low entry barriers to the online games industry. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness.
Gaming Software and Service Business
Prior to completing the sale of a 60 percent interest to Mangas, a leading European sports betting and online gaming group, on April 8, 2010, we operated our gaming software and service business through CESL, our wholly-owned subsidiary. We offered online gaming solutions primarily focused on the online poker and casino segments of the global online gaming industry. We historically partnered with UIM, our then-largest licensee, to provide a multilingual, multi-product game platform, namely the Everest-branded gaming platform.
CESL’s Products and Services
We historically and primarily provided the software and services for the online poker rooms, casinos and the related marketing affiliate programs operated by UIM through CESL. CESL’s online gaming solution comprised online gaming software, online gaming management tools, and application and consulting services.
Online Gaming Software and Management Tools
CESL’s major software products were downloadable game client software programs, or game clients, which provided an intuitive user interface for players to register, deposit and withdraw funds, play free and real money games, manage their accounts and profiles, and seek assistance. CESL’s game clients processed locally in each end-user’s computer and interacted remotely with UIM’s gaming servers to display virtual poker rooms and casinos, generated a sequence of random numbers for game playing, and enabled users to play poker and casino games through the Internet. To improve the usability of CESL’s software and the accessibility of CESL’s gaming platform for customers around the world, CESL localized its game clients to reflect the local languages and conventions. CESL’s game clients were available in 15 supported languages. The game clients were installed directly from websites. Patches and updates were provided automatically and applied to the product content each time the software programs started.

CESL’s gaming management tools included an e-commerce system, marketing support tools and back-office applications. CESL’s e-commerce system accommodated a broad array of deposit and payment options such as credit card processors and various electronic wallet programs. CESL’s marketing support tools provided UIM with a highly integrated web-based promotion platform, which could be interactively edited through a content management system. CESL’s back-office applications provided tools for e-commerce promotions, player accounts and customer support. The back-office platform also included a sophisticated system that features data warehousing and management, business intelligence functions and provided tools for preventing and detecting fraud and other irregularities during the games as well the e-commerce transactions.
Application and Consulting Services
In addition to licensing CESL’s software products, CESL also provided to UIM a variety of software application and support services including:
•	Infrastructure Design and Management Services. CESL provided the architectural design of various infrastructure elements, including the servers, databases, networks, routers, firewalls and management tools that are required for Internet gaming operations.
•	Transaction Processing Services. These services included (i) payment consultation for designing timely collection and distribution systems for payments through a variety of channels and merchants; (ii) billing consultation for designing real-time and out-of-band transaction processing and order management; and (iii) risk management consultation for creating and designing tools and processes for fraud detection, prevention and management.
•	Customer Support Services. CESL offered UIM a comprehensive round-the-clock consultation support to resolve infrastructure issues. CESL also provided platform technical support during periodic maintenance to update, patch, and fine-tune the system performance of our software solutions.
•	Custom Gaming Software Development Services. CESL customized the entertainment modules and interfaces for the gaming platform to meet specific requests of UIM’s affiliates or partners.
•	Marketing Support Services. CESL created branded websites and provide marketing support services to assist UIM in attracting new players.
CESL’s Technology and Infrastructure
CESL’s online gaming platform was composed of multiple fault-tolerant distributed modules supporting a wide range of functionality, including the server application program, loyalty program management, financial stored-value management, e-commerce engines, and an extensive set of tools to perform fraud screening, data mining, player support and affiliate marketing programs. CESL’s real-time gaming server software enabled integrated management of end user registration, account administration, deposit and transactions. CESL’s transaction server software encapsulated business logic and abstract data and third-party services, such as payment processors.
Relationship with UIM
Prior License Arrangement with UIM
Our gaming software and services business was historically dependent on our largest licensee, UIM, an online gaming operator. On April 1, 2004, we entered into an end user license agreement with UIM, pursuant to which we granted a nonexclusive, non-transferable, worldwide license to UIM to use our software and certain operational and support services. The end user license agreement was amended on March 1, 2006, March 1, 2007, March 1, 2008 and April 1, 2009, respectively. The term of the agreement was 10 years. The license fees were determined based on a revenue sharing mechanism under the end user agreement, as amended. The end user license agreement with UIM was terminated in April 2010 as the part of the transaction with Mangas. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results— Subsequent Events— Transaction with Mangas” for additional information. In addition to licensing software, we provided UIM with application services and consulting services for its Internet infrastructure, including website design, payment gateways and database and operating systems, in return for a fixed percentage of UIM’s gross receipt. The financial results of UIM were historically incorporated into our consolidated financial statements in accordance with the FASB Accounting Standards Codification although we did not historically own any equity interest in UIM.

UIM
UIM was an online entertainment operator that provided online gaming entertainment, including online casinos and virtual poker rooms. UIM offered this entertainment content through several websites, including Everest Poker (www.everestpoker.com), which was awarded Poker Operator of the Year for each of 2007 and 2008 and the Online Marketing Campaign of the Year for 2009 by e-Gaming Review, a UK-based independent industry journal magazine. UIM marketed its game sites through affiliate programs where private and commercial owners of websites were invited to place, on their websites, banners containing links to UIM’s websites, in return for fees with reference to the number of qualified new player sign-ups, or based on revenues generated by users that have been directed to UIM’s website from such banners.
UIM operated exclusively from computer servers located in the Kahnawake Territory in Canada under a gaming license issued by the Kahnawake Gaming Commission. On March 1, 2010, UIM received two full remote gaming licenses (a Class 1 and a Class 3) issued by Malta Lotteries and Gaming Authority.
Sale of Material Assets of CESL and UIM to Mangas Everest, and Investment in Mangas Everest
On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas, a leading European sports betting and online gaming group. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets (including Everest Poker operation) of which were sold to Mangas Everest as part of the transaction. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events — Transaction with Mangas” for additional information.
Mangas Everest’s games are available in 15 supported languages, including Danish, Dutch, English, Finnish, French, German, Greek, Hungarian, Italian, Japanese, Norwegian, Polish, Portuguese, Spanish and Swedish. Their poker offering includes popular poker games such as Texas Hold’em and Omaha. All poker games are real-time and multi-player capable and features 3D graphics and realistic visual effects. Mangas Everest also offers a full range of traditional and new casino games, including blackjack, video poker, slots, roulette, solitaire and others. Their casino game client can be skinned with different interfaces, enabling Mangas Everest to market casinos under a number of different brands and custom-branded casinos for its affiliates.
Mangas Everest operates under two full remote gaming licenses (a Class 1 and a Class 3) issued by Malta Lotteries and Gaming Authority and a license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. Mangas Everest’s primary computer server operations are located in Malta with certain components of its business operating from servers in Kahnawake. See “— Regulation — Regulation Relating to Online Gaming.”
In accordance with the terms of the strategic alliance, Mangas Everest will endeavor to migrate all Mangas poker players to the Everest Poker platform creating one of the largest poker player “liquidity” platforms in Europe. Everest Poker will also be able to benefit from the sports betting solutions of Mangas. In addition, the combined user base of Everest Poker and BetClic — both leading brands in France — strongly positions the alliance to capture potential growth from the soon to be opened and regulated French market, one of the largest in Europe. On June 7, 2010, Everest Poker and BetClic Poker operations, owned by Mangas Everest, received online poker licenses as part of the first grant of licenses in France. Everest Poker and BetClic Poker accounted for two of the seven licenses granted in the initial approvals. Everest Poker and BetClic Poker expect to begin French operations in late June 2010.
Competition
Mangas Everest faces intense competition in the online gaming industry, which is characterized by low barriers to entry, rapid technological change and ever-changing consumer preferences. New entrants to the online gaming industry, increasingly competitive market consolidations and aggressive marketing and pricing by competitors may lead to a significant decline in the customer base, revenues and margins of Mangas Everest. In addition, online gaming industry is influenced by various other factors, including changes in policies and regulations and economic conditions in different jurisdictions. For example, as a result of the UIGEA and the subsequent closing of the online gaming market in the United States, Mangas Everest faces increased competition from entertainment service providers in markets in Continental Europe, which are also increasingly subject to regulation from governmental authorities. Furthermore, some of Mangas Everest’s competitors have greater experience, resources and distribution capabilities.
To compete effectively against Mangas Everest’s existing competitors and new competitors in the future, Mangas Everest intends to continue to improve the principal competitive factors that it believes can keep it competitive, including brand, technology, financial stability and resources, regulatory compliance, independent oversight and transparency of business practices.

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
Regulation
Regulations Relating to Online Games in Taiwan
At present, there is no specific law in Taiwan governing online game services, nor are there any specific licensing requirements imposed on Internet content providers in connection with offering online game services. The National Communications Commission (the “NCC”) was established in March 2006. In December 2006, the NCC proposed the overhaul of the regulatory framework in the communications and broadcasting sectors by amending the Telecommunications Act, the Radio and Television Act, the Cable Radio and Television Act and the Satellite Radio and Television Act. Pursuant to the original proposal, the legislation at issue would be consolidated into a new legislative Act to be known as the Communications and Broadcasting Act. In December 2008, the NCC announced a change to its policy, stating that it had decided to delay enacting the Communication and Broadcasting Act for two to four years.
Rating of Internet Content. The Government Information Office, which was the agency in charge of Internet content prior to establishment of the NCC, promulgated the Regulations for the Rating of Internet Content in April 2004, as amended in October 2005. In general, Internet content shall not include any illegal or banned materials. To avoid negative impact on the physical or mental development of children or adolescents, Internet content containing any of the following materials shall be rated as restricted and shall not be viewed by those below the age of 18: (i) excessive depiction of gambling, robbery or other criminal offenses; (ii) excessive depiction of suicide; (iii) depiction involving terror, blood or cruelty which is presented in a manner acceptable to adults; or (iv) depiction of sexual acts or sexual obscenity which does not embarrass or disgust adults in general. If Internet content is in violation of the Regulations for the Rating of Internet Content, competent authorities may order the relevant ISPs to restrict access to children or adolescents or remove the offending content and impose an administrative fine on the offenders.
Computer Software Ratings. The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating, which took effect in January 2007. This regulation was amended in June 2009 and the amendment took effect in December 2009. Computer software includes the game software which can be installed in computers, televisions and handheld gaming devices. The provider of computer software shall identify the rating of the computer software when it provides it to users. There are four ratings: (i) Mature Audience Only (not suitable for those below the age of 18); (ii) Parental Guidance Advisable (not suitable for those below the age of 12; parental guidance is advisable for those between the ages of 12 to 18); (iii) Parental Guidance Strongly Suggested (not suitable for those below the age of 6; guidance from parents, teachers or adults is strongly suggested for those between the ages of 6 to 12); and (iv) General Audience (suitable for all ages).
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
Personal Data Protection Act. On April 27, 2010, the Legislative Yuan passed a bill to amend the Computer-processed Personal Data Protection Act, which was renamed as the Personal Data Protection Act. Whenever an entity collects personal data from any individual, it shall inform such individual about (i) the name and identity of the collecting entity; (ii) the purpose of collection; (iii) how the collected personal data will be used; (iv) his/her rights; and (v) the consequences of his/her failure to provide the required personal data. If personal data is not provided by individuals, in addition to the information required to be disclosed as described above, the collecting entity shall inform such individual of the source of the data before processing or using the data. In principle, prior consent from the individual is required for use of his/her personal data. These requirements shall be exempted if relevant personal data of the individual (i) is used for public interests; or (ii) is available from the public domain and the interest to be protected is more important than the privacy of such individual. Depending on the gravity of a violation, damages of NT$500 to NT$20,000 may be claimed against a person for each violation of the Personal Data Protection Act even if the actual damage cannot be proved. If there is more than one victim in a single violation, the maximum damages would be up to NT$200,000,000. However, if the interests involved therein exceed NT$200,000,000, restrictions on maximum amount for damages to be claimed and on minimum amount for damages to be claimed (NT$500 per person for each violation) shall not apply. This new Personal Data Protection Act will take effect pursuant to the announcement of the Executive Yuan, which is expected to be valid sometime in 2011.

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
The principal PRC regulations governing the provision of Internet content and online gaming services include (among others) the Telecommunications Regulations (2000), the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001), the Tentative Measures for the Administration of Internet Publications (2002), the Tentative Measures for Administration of Internet Culture (2003), the Opinions on the Development and Management of Online Games (2005), the Anti-Internet Addiction Regulations (2007), the Administrative Measures for Telecommunications Business Operating Licenses (2009) and the Tentative Measures for Cyber Games Administration (2010).
Our provision of online games and online game-related content on our websites in the PRC is subject to various Chinese laws and regulations relating to the telecommunications industry, Internet and online games, and is regulated by various government and regulatory authorities, including:
•	MIIT (formerly the Ministry of Information Industry);
•	the Ministry of Culture, or MOC;
•	the General Administration of Press and Publication, or GAPP (formerly known as the State Press and Publications Administration, or SPPA);
•	the Ministry of Public Security;
•	the State Administration of Industry and Commerce, or SAIC;
•	the State Administration for Radio, Film and Television, or SARFT;
•	the State Council Information Office, or SCIO; and
•	the Ministry of Commerce, or MOFCOM.
Foreign Ownership Restrictions
Current PRC laws and regulations impose substantial restrictions on the foreign ownership of companies that provide Internet content services in the PRC. Foreign investors are also restricted from owning equity in entities which provide Internet publications. In addition, foreign or foreign-owned enterprises are currently not able to apply for the required licenses for operating online games in the PRC. These licenses can only be held by domestic PRC persons. Furthermore, pursuant to a notice promulgated by the GAPP, National Copyright Administration, and National Office of Combating Pornography and Illegal Publications on September 28, 2009, foreign investors are prohibited from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. If applied literally and uniformly, such notice would render our ownership structure in the PRC invalid and illegal. To date, however, there are substantial uncertainties regarding the interpretation and application of such notice. Under PRC law, we are not considered to be a domestic PRC person for this purpose. In order to comply with foreign ownership restrictions, we operate our online games business in the PRC through contractual arrangements with T2 Entertainment, T2 Advertisement and Jinyou, all of which are VIEs. For further information of our VIEs, see “— C. Organizational Structure” in this annual report.

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
Licenses
As Internet content providers, our PRC operating companies are required to either hold ICP licenses issued by MIIT. Internet content providers offering ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Since online games fall within the definition of “Internet culture products” under the Tentative Measures for Internet Culture Administration of 2003, a commercial operator of online games must, in addition to the ICP licenses, obtain an Internet culture operation license from MOC for its operation of online games, and foreign investors are restricted from owning equity in such entities. The provision of online games is also deemed an Internet publication activity, within the meaning of the Tentative Measures for Internet Publication Administration of 2002, and therefore, an online game operator must also obtain the approval of the relevant press and publication administrative authorities or cooperate with a licensed Internet publisher, as well as the appropriate licenses, in order to carry on its online games business in the PRC.
T2 Entertainment and Jinyou hold the ICP licenses, Internet culture operation licenses and other licenses that are required to operate our online games business in the PRC. T2 Advertisement holds the advertising license that is required to sell advertisements on our websites in the PRC.
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
In addition, the current PRC law prohibits any online game products involving illegal money-collecting. On February 15, 2007, 14 governmental authorities, including the Ministry of Culture, the Ministry of Information Industry, the State Administration for Industry and Commerce, and PBOC, jointly issued the Circular for Further Strengthening the Administration of Internet Café and Online Games. This circular grants the PBOC administrative authority over virtual currencies issued by online game operators for use by players in online games to avoid the potential impact such virtual currencies may have on the real-world financial systems. The circular also restricts the volume of virtual currency that may be issued and the purchase of such virtual currencies. Virtual currency must not be used to purchase any physical products, refunded with a premium, or otherwise illegally traded. On June 4, 2009, the MOC and the MOFCOM jointly issued the Circular on Strengthening the Administration of Virtual Currency in Online Games. According to this circular, any PRC entities engaging in issuance or trade service of virtual currency in online games shall meet the requirements of “Commercial Online Cultural Entities” as prescribed in the Tentative Measures for Administration of Internet Culture (2003) and are required to apply to the MOC for an approval. This circular further provides, among others, that (i) the form, issuance scope and unit purchase price of virtual currency, the refund method in case of termination of online games, the purchase method for the users (including cash, bank card, payment via Internet, etc.), the protection measures for users’ rights and interests, and the technology security safeguard measures, shall be filed with the MOC for record; (ii) the unit purchase price of virtual currency shall not be changed by online games operators; (iii) the new type of virtual currency shall be filed with the MOC for record before issuance by online games operators; and (iv) the virtual currency trade service shall not be open to the minors. See Item 3, “Key Information — D. Risk Factors — Risks Related to Doing Business in Greater China — Restrictions on virtual currency may adversely affect our revenues from online game operations in the PRC” in this annual report.

On June 3, 2010, the MOC issued the Tentative Measures for Cyber Games Administration, which will take effect as of August 1, 2010. The new measures govern the operation of online games, including the issuance or trading of virtual currency, the content of online games and the business operations of online game operators. According to the new measures, entities engaging in the operation of online games, or which issue or permit the trading of virtual currency in online games, are required to apply to the MOC for an Internet culture operation license. In addition, imported online games are required to pass a content examination by the MOC. Online games developed outside the PRC are not allowed to be put into operation in the PRC until they have been examined and approved by the MOC. Any material changes to the content of imported online games also require examination and approval by the MOC. The new measures further provide that the consent of users is required for games where users will engage in matches or battles with other users. In addition, online game operators are prohibited from using random selection methods to solicit to enable users to pay legal currency or virtual currency for obtaining online game products or services. In addition, all online game users are required to register using their real names and to provide to the game operator valid documentary proof of identity. Online game operators are required to keep records of such personal information.
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
Import Regulations
Our ability to license online games from abroad and import them into China is subject to various registration requirements under the relevant PRC laws and regulations. We are required to register with the MOFCOM any license agreement with a foreign licensor that involves imports of technologies, including online game software into China. Without that registration, we cannot remit licensing fees out of China to any foreign game licensor. The State Copyright Bureau requires us to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, we are not allowed to publish or reproduce the imported game software in China. Furthermore, imported online game software is also required to obtain an approval by the GAPP and pass a content examination by the MOC. Any imported online game software, which has not been examined and approved by the GAAP and MOC, is not allowed to be put into operation in China.
Information Security Regulations
Internet content in the PRC is regulated and restricted from a State security standpoint. The Standing Committee of the National People’s Congress, the PRC’s national legislative body, issued a decision in December 2000, as amended in August 2009, according to which following conducts in China may be subject to criminal punishment in China; any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Online Game Censorship. The notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC.
On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game, which reflects the PRC government’s intent to foster and control the development of the online game industry in China.
In addition, the MOC will censor online games that threaten state security, disturb the social order, or contain obscenity or violence.

Internet Café Regulation
Internet cafés are required to obtain a license from MOC and SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. Although we do not own or operate any Internet cafés, many Internet cafés distribute our virtual pre-paid game cards. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafés, which are currently one of the primary venues for our users to play online games. In April 2001, the PRC government began tightening its regulation and supervision of Internet cafés. In particular, a large number of Internet cafés without requisite government licenses have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafés. The PRC government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may also slow down the growth in the number of new Internet cafés. In February 2004, the SAIC and other related government agencies issued a notice to suspend issuance of new Internet café licenses for a six month period. Though this nationwide suspension was generally lifted in 2005, local authorities have the authority of controlling the number and recipients of new Internet café licenses at their own discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafés as a result of the occurrence of, and media coverage of, gang fights, arson or other incidents in or related to Internet cafés. In February 2007, 14 PRC government authorities jointly issued a notice, which suspended approval for the establishment of new Internet cafés and called for strengthened regulation of existing Internet cafés. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our revenues and expand our customer base.
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
Global Regulatory Environment Relating to the Mangas Everest Business
We historically operated our gaming software and services business primarily through providing software solutions for online poker rooms, casinos and the related marketing affiliate programs operated by UIM and its sub-licensees. We earned fees from UIM based upon revenues earned by UIM from its operations utilizing our software. After the completion of the transaction with Mangas, we operate our gaming software and services business primarily through Mangas Everest, our joint venture with Mangas.
We are incorporated in Singapore, and Singapore law does not prohibit us from providing software products and application services to online gaming operators. However, the end users of our software products, including the online gaming customers of Mangas Everest, are located around the world and it is, in many cases, uncertain which governments have authority to legislate or regulate different aspects of online gaming industries. Issues such as determining the physical location of an online gaming event as well as significant differences in the gaming laws and “Cyberlaws” of various countries all make traditional concepts of jurisdiction and conflicts of laws difficult to apply. Substantial uncertainties in the global regulatory environment relating to online gaming expose our Company to a real risk that regulatory authorities in various jurisdictions may determine that our gaming software and services business provided online gaming services (rather than only providing software and application services to UIM) and thus subject our Company to the gaming laws and regulations in those jurisdictions.
The Internet gaming industry is still at an early stage of development. The very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. While many jurisdictions have some form of legal framework applicable to games of chance, few provide clear guidance on how this framework applies to the online gaming industry. Although governments around the world are increasingly seeking to regulate online gaming, the shifting political and economic landscape subject online gaming industry to significant uncertainties. As a result, it is difficult for us to assess whether the Internet gaming services provided by Mangas Everest, are in compliance with all laws and regulations of the jurisdictions where it operates.
Mangas Everest operates under two full remote gaming licenses (a Class 1 and a Class 3) issued by Malta Lotteries and Gaming Authority and a license issued by the Kahnawake Gaming Commission, subject to continuing compliance with applicable licensing requirements. On June 7, 2010, Everest Poker and BetClic Poker operations, owned by Mangas Everest, received online poker licenses as part of the first grant of licenses in France. Everest Poker and BetClic Poker accounted for two of the seven licenses granted in the initial approvals and expect to begin French operations in late June 2010. Mangas Everest primarily targets non-U.S. markets, predominantly in Continental Europe.

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
Effective October 13, 2006, the UIGEA prohibits the use of communication facilities and financial transactions in connection with Internet gambling by restricting the payment methods for such activities and by imposing criminal penalties on Internet gambling businesses which accept wagers or payment in violation of such restrictions. The UIGEA criminalizes any gambling business which arises from using a communication facility to transmit bets or wagers, or to transmit information assisting in the placing of bets and wagers, to or from the United States, and prevents gambling businesses from accepting credit cards or other bank instruments in connection with illegal Internet gambling. The UIGEA also directs various federal agencies to implement regulations that would require financial institutions with electronic payment systems to establish policies and procedures to identify and block unlawful Internet gambling transactions, and creates judicial procedures through which federal agencies could obtain injunctions directing interactive computer services to remove or disable access to online sites that violate the law. The United States Treasury drafted UIGEA regulations in late 2007 and implemented the regulations on January 19, 2009. Financial institutions were not required to comply with the UIGEA regulations until December 1, 2009. The UIGEA regulations, however, did not define what specifically constitutes an unlawful Internet gambling transaction under UIGEA. Congressman Barney Frank has recently introduced the bill entitled the Payment System Protection Act, which would seem clarify, among other things, what constitutes unlawful Internet gambling transactions under UIGEA. Congressman Barney Frank has announced his intention to resubmit the bill in the upcoming congressional session.
Regulatory Environment in Europe
According to the Report on Integrity of Online Gambling by the Committee on the Internal Market and Consumer Protection of European Parliament, dated February 17, 2009, the European online gambling markets are regulated and the regulatory frameworks for the online gambling market in the European Union (“EU”) member states are very much heterogeneous.
Several European countries have introduced regulatory frameworks on online gaming.
Spain and Ireland have announced their intentions to introduce a regulatory framework on online gaming. As of yet, no affirmative regulations have been issued, however there is speculation that a draft of the Spanish regulations may be issued as soon as the summer of 2010.
Italy has recently introduced a new set of regulations on online gaming. In Italy, there is a general prohibition on casino-type games. As soon as October or November of 2010, Italy will also prohibit cash games in online poker offerings, thereby restricting the poker activity to tournaments. Online poker tournaments, pari-mutual betting on horseraces and sports events are legal provided that the game operators are licensed by the relevant authorities.
The French government has recently published a gaming bill and has begun issuing licenses that allow an operator to conduct remote sports betting, pari-mutual horserace betting and poker. No regulations permitting the operation of online casino operations have yet been enacted. Mangas Everest, our joint venture with Mangas, was granted one of these licenses to operate online poker in France on June 7, 2010. Everest Poker and BetClic Poker operations, owned by Mangas Everest, are expected to begin French operations under the license in late June 2010.
Many European countries, where there are state-owned gaming monopolies, have taken actions or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on our licensees and consequently on our Company. Such actions were in contrast with rulings from the European Court of Justice and have prompted the European Commission (“EC”) to explore the possibility of creating new legislation that could harmonize online gaming within the EU, in line with the EU’s principles regarding the European single market.
Denmark has also taken steps to liberalize its online gaming regulations and has passed an act whereby online operators can apply for a license, and if granted, may accept wagers from players in Denmark. The proposed act is tentatively scheduled to take effect on January 1, 2011, provided the EU determines that the high fees are not in violation of any EU community law.
The Netherlands continues to threaten to enforce domestic laws that permit online gaming to be offered only by domestic government-controlled monopolies, along with payment blocking directives for banks that process payments on behalf of foreign operators. The government has established an investigatory commission to determine the benefits and risks to liberalizing the online gaming market. No report from this commission has been issued to date, and it is unlikely any substantive moves forward will occur until 2011.

In Germany, the German Interstate Gambling Treaty came into force on January 1, 2008, an agreement that seeks a prohibition on the use of the Internet for all gambling services (except horserace betting). Certain German states have sent out prohibition orders aimed at a number of online operators, however most operators have filed oppositions to these prohibition orders on various grounds. At least one state has stated its intention to abandon the German Interstate Gambling Treaty and attempt to liberalize its market as of 2012. In addition, a number of German cases are pending in the European Court of Justice, and the outcomes of those cases will very likely indicate the future of a liberalized market in Germany.
For additional information on the regulatory environment relating to online gaming, see Item 3, “Key Information — D. Risk Factors — Risks Related to our Business and Industries — The uncertain global legal and regulatory environment could have a negative impact on the Mangas Everest business and prospects.”
C. Organizational Structure
We were incorporated in Singapore as a company limited by shares on September 13, 1999. As of the date of this annual report, our principal operating subsidiaries include Hoshin GigaMedia, FunTown World Limited and T2CN. Hoshin GigaMedia, our wholly owned subsidiary incorporated in Taiwan, operates our online games business in Taiwan. FunTown World Limited, our wholly owned subsidiary incorporated in The British Virgin Islands, operates our online games business in Hong Kong and Macau. T2CN, our majority owned subsidiary incorporated in The British Virgin Islands, operates our online games business in the PRC. We currently hold a 40 percent interest in Mangas Everest through GigaMedia Europe Limited S.à.r.l., our wholly owned subsidiary incorporated in Luxembourg. Our 40 percent interest in Mangas Everest is, from April 8, 2010, accounted for using the equity method.
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
In addition, through T2 Technology, we have entered into certain exclusive technical service agreements and exclusive commercial service agreements with T2 Entertainment, T2 Advertisement and Jinyou, respectively, under which T2 Technology provides various technical consulting services, business consulting services and other services to these VIEs in exchange for substantially all of their net incomes. See Item 3, “Key Information — D. Risk Factors — Risks Related to Doing Business in Greater China — PRC laws and regulations restrict foreign ownership and investment in the online game industry, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “— B. Business Overview — Regulation — Regulations Relating to Online Games in the PRC — Foreign Ownership Restrictions” in this annual report.

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries and VIEs as of the date of this annual report:

GigaMedia Limited
GigaMedia International Holdings Limited
GigaMedia (Taiwan) Limited
GigaMedia Online Entertainment Corp.
Gigamedia SuperCup Holdings Limited
GigaMedia Global Limited
Cambridge Entertainment Software Limited
GigaMedia (HK) Limited
Crestmillion International Limited
GigaMedia Japan Pte. Ltd.
GigaMedia Finance International Limited
Bridgepoint International Limited
Gloryland Asia Limited
FunTown World Limited
Skyace Pacific Limited
Giga Wartime Corporation
GigaMedia Development Limited
GigaMedia Freestyle Holdings Limited
GigaMedia Asia Pacific Limited
GigaMedia Capital Limited
Dragon Mark Holdings Limited
Centermax Limited
GigaMedia Asia Limited
GigaMedia (Labuan) Limited
Cambridge Interactive Development Co. Ltd (UK)
Cambridge Interactive Development Corp. (Delaware)
Cambridge Interactive Development Corporation (Quebec) Inc.
Internet Media Licensing Limited
Implus International Limited
70%
100%
28.43%
FunTown Hong Kong Limited
Dragongate Enterprises Limited
Giga Slam Dunk Corporation
Spring Asia Limited (Labuan) (formally known as New Media Investment Corporation)
Spring Asia Limited (BVI)
Infocomm Asia Holdings Pte. Ltd.
Premier Vantage Holdings Limited
Asia Online Games Corporation (formally known as GigaMedia (Labuan New) Limited)
Wolverine Holdings Group Limited
E-Sports International Corporation Limited
GigaMedia China Limited
Leisure Alliance Sdn. Bhd.
Megabiz Limited
Nova Matrix Limited
Ultra Internet Media SA.
GigaMedia Europe Limited S.à.r.l.
67.087%
40%
FunTown Software (Shanghai) Limited
GigaMedia Dragongate Limited
T2CN Holding Limited
Hoshin GigaMedia Center Inc.
Mangas Everest
100%
100%
J-Town Information (Shanghai) Co., Ltd.
T2CN Information Technology (Shanghai) Co., Ltd.

* Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

			Our
	Year of	Place of	Percentage
Entity	Incorporation	Incorporation	Holding	Principal Activities

Held by our Company

GigaMedia International Holdings Limited	2004	British Virgin Islands	100%	Holding company

GigaMedia (Taiwan) Limited	2004	Taiwan	100%	Holding company

Held by GigaMedia International Holdings Limited

GigaMedia SuperCup Holdings Limited	2008	British Virgin Islands	100%	Holding company

GigaMedia Global Limited	2004	British Virgin Islands	100%	Online games

Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company

GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company

Crestmillion International Limited	2007	British Virgin Islands	100%	Holding company

GigaMedia Japan Pte. Ltd.	2007	Singapore	100%	Holding company

GigaMedia Finance International Limited	2000	Cayman Islands	100%	Holding company

Bridgepoint International Limited	2004	British Virgin Islands	100%	Holding company

Gloryland Asia Limited	2008	British Virgin Islands	100%	Online games

GigaMedia Online Entertainment Corp.	2009	Cayman Islands	100%	Holding company

Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Asia Pacific Limited	2006	British Virgin Islands	100%	Holding company

Skyace Pacific Limited	2006	British Virgin Islands	100%	Online games

Centermax Limited	2007	British Virgin Islands	100%	Holding company

			Our
	Year of	Place of	Percentage
Entity	Incorporation	Incorporation	Holding	Principal Activities

GigaMedia Capital Limited	2007	British Virgin Islands	100%	Holding company

GigaMedia Development Limited	2007	British Virgin Islands	100%	Online games

Giga Slam Dunk Corporation	2007	Malaysia	100%	Online games

Giga Wartime Corporation	2007	Malaysia	100%	Online games

E-Sports International Corporation Limited	2008	Hong Kong	100%	Online games

Dragon Mark Holdings Limited	2008	British Virgin Islands	100%	Holding company

Premier Vantage Holdings Limited	2009	British Virgin Islands	100%	Holding company

GigaMedia Freestyle Holdings Limited	2009	British Virgin Islands	100%	Holding company

Spring Asia Limited (formally known as New Media Investment Corporation)	2009	Labuan	100%	Holding company

Asia Online Games Corporation (formally known as GigaMedia (Labuan New) Limited)	2006	Labuan	100%	Holding company

GigaMedia (Labuan) Limited	2005	Labuan	100%	Holding company

Megabiz Limited	2010	British Virgin Islands	100%	Holding company

Nova Matrix Limited	2010	British Virgin Islands	100%	Holding company

Held by FunTown World Limited

FunTown Hong Kong Limited	1999	Hong Kong	100%	Online games

Held by FunTown Hong Kong Limited

FunTown Software (Shanghai) Limited	2006	PRC	100%	Online games

Held by Skyace Pacific Limited

Dragongate Enterprises Limited	2006	British Virgin Islands	70%	Online games

Held by Dragongate Enterprises Limited

GigaMedia Dragongate Limited	2007	Malaysia	100%	Online games

			Our
	Year of	Place of	Percentage
Entity	Incorporation	Incorporation	Holding	Principal Activities

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Software development and application services

Cambridge Interactive Development Corporation (Quebec) Inc.	2005	Canada	100%	Financial and management services

Cambridge Interactive Development Co., Ltd	2008	United Kingdom	100%	Software support services

Internet Media Licensing Limited	2005	British Virgin Islands	100%	Software development and application services

Held by Internet Media Licensing Limited

GigaMedia Europe Limited S.à.r.l.	2010	Luxembourg	100%	Holding company for 40% of Everest Mangas

Ultra Internet Media S.A.	2004	Nevis	100%	Online entertainment operator

Held by GigaMedia Europe Limited S.à.r.l.

Mangas Everest	2010	France	40%	Online gaming operator

Held by Dragon Mark Holdings Limited

Wolverine Holdings Group Limited	2009	British Virgin Islands	100%	Holding company

Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	2009	Malaysia	100%	Holding company

Held by Leisure Alliance Sdn. Bhd.

Hoshin GigaMedia Center Inc.	1998	Taiwan	100%	Online games

Held by Bridgepoint International Limited

Implus International Limited	2004	British Virgin Islands	100%	Holding company

Held by GigaMedia Asia Pacific Limited

Spring Asia Limited	2005	British Virgin Islands	100%	Holding company

Infocomm Asia Holdings Pte. Ltd.	2004	Singapore	28.43%	Online games

			Our
	Year of	Place of	Percentage
Entity	Incorporation	Incorporation	Holding	Principal Activities

Held by GigaMedia Asia Limited

GigaMedia China Limited	2005	British Virgin Islands	100%	Holding company

Held by GigaMedia China Limited

T2CN Holding Limited	2004	British Virgin Islands	67.09%	Online games

Held by T2CN Holding Limited

J-Town Information (Shanghai) Co., Ltd.	2005	PRC	100%	Online games

T2CN Information Technology (Shanghai) Co., Ltd.	2004	PRC	100%	Online games

Controlled by T2CN Information Technology (Shanghai) Co., Ltd.

Shanghai T2 Entertainment Co., Ltd.	2004	PRC	*	Online games

Shanghai T2 Advertisement Co., Ltd.	2006	PRC	*	Advertising

Shanghai Jinyou Network & Technology Co., Ltd.	2007	PRC	*	Online games

*	We have entered into a series of contractual arrangements through which we have effective control over these entities.
D. Property, Plant and Equipment
Our headquarters are located on the 7th to 9th Floors, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan. As of May 31, 2010, our headquarters occupied approximately 35,398 square feet.
We also lease office and warehouse space, including space for our servers, in various other locations.
As of May 31, 2010, we leased approximately 8,992 square feet as office premises in Hong Kong.
As of May 31, 2010, we leased approximately 47,137 square feet as office premises for FunTown’s head office in Taipei, Taiwan and approximately 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased approximately 1,265 square feet of warehouse space in Hong Kong.
As of May 31, 2010, we leased approximately 37,497 square feet as office premises for T2CN’s head office in Shanghai, the PRC. In addition, we leased approximately 375 square feet as office premises for our online games operation in Shanghai, the PRC.

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
Overview
We are a holding company. We operate two principal businesses through our subsidiaries:
•	Until April 8, 2010, through our gaming software and service business, we developed and licensed online poker and casino gaming software solutions and application services, primarily targeting continental European markets.
•	Our online games business operates a portfolio of online games, primarily targeting online Greater China markets.
In 2009, we recorded total operating revenues of approximately US$159.6 million, a decrease of approximately US$30.8 million year-over-year, primarily resulting from a decrease in revenue from our gaming software and service business. Our gaming software and service business had a decrease in operating revenues of approximately US$32.1 million year-over-year, which was offset by an increase of approximately US$1.3 million in revenue from our online game business. Our total costs and expenses increased by approximately US$47.4 million year-over-year to US$199.6 million. We recorded an operating loss of approximately US$40.1 million, a decrease of approximately US$78.2 million year-over-year. We recognized a net loss (net of that attributable to the noncontrolling interest) of approximately US$49.1 million, a decrease of approximately US$93.5 million year-over-over.
Gaming Software and Service Business. Until April 8, 2010, we operated our gaming software and service business through our subsidiary, CESL, and through its wholly-owned subsidiaries, CIDC and IMLL. Our gaming software and service business generated revenues of approximately US$112.7 million, gross profit of approximately US$92.6 million, and operating income of approximately US$7.5 million in 2009. On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas, a leading European sports betting and online gaming group (the “Mangas Transaction”). The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets of which were sold to Mangas Everest as part of the transaction.
Until the completion of the Mangas Transaction, the financial results of UIM were incorporated into our consolidated financial statements as UIM meets the criteria of variable-interest entities (“VIE”) as defined by the FASB Accounting Standards Codification. See “— A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2007, 2008 and 2009 — Consolidation of UIM, T2 Entertainment, T2 Advertisement, and Jinyou. ” Under the terms of the licenses granted by us to UIM, we are entitled to a share of the revenues of such licensee, and as such, we bear certain economic risks with respect to, and derive certain economic benefits from, their operations.
Following the completion of the Mangas Transaction, we no longer consolidate CESL or UIM. Our 40 percent interest in Mangas Everest is, from April 8, 2010, accounted for using the equity method. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Subsequent Events — Transaction with Mangas”.Online Games Business. We operate our online games business through FunTown and T2CN. We acquired FunTown in January 2006 and incorporated results of the business into our consolidated financial statements starting from January 1, 2006. We consolidated and incorporated T2CN’s operating results into our consolidated financial statements starting from June 1, 2007. Our online games business generated revenues of approximately US$46.9 million, a gross profit of approximately US$30.1 million, and operating loss of approximately US$34.6 million in 2009.
In December 2006, we entered into a strategic alliance with Infocomm Asia, a Southeast Asia online games operator and distributor offering online games. In April 2010, we entered into several agreements to acquire additional ownership of Infocomm Asia. The acquisition of a controlling interest in Infocomm Asia is expected to close in the third quarter of 2010. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Subsequent Events —Transactions with Infocomm Asia”.

We also entered into strategic alliances with Neostorm, XL Games, Access China, Gorilla Banana Entertainment, JC Entertainment Corporation, and Possibility Space Incorporated in October 2007, December 2007, January 2008, May 2009, September 2009, and December 2009, respectively. Neostorm was formed by the merger of four previously independent game development studios creating one of the largest independent game development companies in South Korea. Neostorm focuses on medium-core casual game titles. XL Games was founded by the creator of one of the most popular online game franchises in history and focuses on MMORPGs with studios in Seoul, South Korea and Austin, Texas. Access China is an online game software developer in the PRC. Gorilla Banana Entertainment is an online game software developer in Korea. JC Entertainment is a listed company which operates online games in Korean. Possibility Space Incorporated is an online game software developer in the PRC. For additional information with respect to our acquisitions and investments, see Item 4, “Information on The Company — A. History and Development of Our Company” in this annual report.
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
Certain Significant Events Affecting Our Results of Operations for 2007, 2008 and 2009
Divestiture of Our Legacy Internet Access and Service Business
In September 2008, we completed the sale of our Internet access and service business, which included 100 percent of our wholly-owned subsidiaries, Koos Broadband Telecom Co., Ltd. (“KBT”) and Hoshin Multimedia Center Inc., as well as certain assets and liabilities related to our Internet access and service business, for a total transaction price of US$20.0 million.
The transaction price, net of transaction costs, price adjustments and cash transferred, was approximately US$16.5 million. The after-tax gain from the sale of the Internet access and service business was approximately US$9.8 million.
An amount of US$2.5 million of the transaction price was deposited into an escrow account established with the escrow agent for an agreed period, to be available for any price adjustment payment, severance payment, and indemnification payment set forth in the agreements. As of December 31, 2008, the escrow account balance was approximately US$2.1 million after payment of the severance payment. The escrow account was released in September 2009.
In addition to the above purchase price, we may be entitled to receive additional cash payments of US$3.0 million and US$2.0 million if the Internet access and service business that we sold achieves certain earn-out targets by September 2009 and 2010. The earn-out targets are to be determined by future gross profits in accordance with a formula and timeline set forth in the agreements. As of December 31, 2009, we did not accrue any additional receivable for the sale of the Internet access and service business since the earn-out target for the first period ended September 2009 was not achieved.
Results for the Internet access and service operations are reported as discontinued operations in 2007, 2008 and 2009. In 2008, income from discontinued operations was US$9.4 million, which included an after-tax loss from the Internet access and service business of US$0.4 million and an after-tax gain on the sale of the business of US$9.8 million.

Summarized selected financial information for discontinued operations is as follows:

(in US$ thousands)	2007	2008	2009

Revenue	$15,164	$9,289	$159

Income (loss) from discontinued operations before tax	$1,090	$(593)	$222
Gain on sale of the discontinued operations before tax	—	11,014	—
Income tax expenses	(2)	(986)	—

Income from discontinued operations	$1,088	$9,435	$222

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

Consolidation of UIM, T2 Entertainment, T2 Advertisement, and Jinyou
The financial statements of the following VIEs have been consolidated into our Company’s consolidated financial statements in accordance with the FASB Accounting Standards Codification. Our Company entered into a software license and support service contract with UIM to provide Internet software support services for UIM’s online gaming operations. The contract allows for us to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varies depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were and continue to be a primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our consolidated US financial statements even though we own none of UIM’s equity and recorded goodwill arising from the consolidation of UIM totaling US$209 thousand. The net assets (liabilities), total assets and total liabilities of UIM were approximately US$448 thousand, US$87.4 million and US$86.9 million, respectively, as of December 31, 2008, and US$(932) thousand, US$82.9 million and US$83.8 million, respectively, as of December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, total revenue and net income (loss) of UIM were as follows:

(in US$ thousands)	2007	2008	2009
Total revenue	$118,650	$144,765	$112,694

Net income (loss)	$348	$(206)	$(1,226)

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

The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately US$3.3 million, US$17.5 million and US$14.2 million, respectively, as of December 31, 2008, and US$1.6 million, US$18.2 million and US$16.6 million, respectively, as of December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, total revenue and net income (loss) in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were as follows:

(in US$ thousands)	2007	2008	2009
Total revenue	$14,973	$20,312	$18,673

Net income (loss)	$2,429	$1,571	$(2,990)

See Item 3, “Key Information — D. Risk Factors — Risks Related to Doing Business in Greater China — The contractual arrangements with T2 Entertainment, T2 Advertisement and Jinyou and their shareholders may not be as effective in providing operational control as direct ownership and the shareholders of T2 Entertainment, T2 Advertisement and Jinyou may have potential conlicts of interest with us” in this annual report.
Acquisitions
T2CN
Beginning in June 2007, we consolidated T2CN. We acquired T2CN in order to enhance our position in the online games market in Asia. This primary factor, among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired. As of May 31, 2010, we owned 43,633,681 common shares of T2CN, which represents a controlling interest of 66.29 percent of the total outstanding voting rights of T2CN.
The following summarizes our acquisitions of T2CN during the period from 2006 to 2009:

(in US$ thousands)				Accumulated
Date of acquisition	Purchase Price		Description	voting interest
2006	$15,000		Purchased 7,500,000 convertible voting preferred shares	19.02%
2007	$23,736	*	Acquired 38,613,681 common shares (including convertible voting preferred shares converted into common shares) in total	58.11%
2008	$3,375		Purchased 4,500,000 common shares	65.68%
2009	$285		Purchased 520,000 common shares	67.09%

*	Includes the issuance of 226,385 common shares of GigaMedia, valued at approximately US$2.7 million.
(a) Acquisition in 2007
In connection with the step acquisitions through July 2007, we recorded goodwill of US$29.4 million. Such goodwill amount is non-deductible for tax purposes. Since June 1, 2007, results of T2CN’s operations have been included in our consolidated financial statements under the online game and service business.
(b) Acquisition in 2008
In connection with the purchase of additional common shares of T2CN in May 2008, we recorded additional goodwill of US$1.7 million. Such goodwill amount is non-deductible for tax purposes. We also recorded additional identified intangible assets of US$136 thousand which are being amortized on a straight-line basis over their useful lives of three years.
In addition, T2CN bought back and cancelled part of its common shares owned by independent third parties for US$1.3 million during 2008, resulting in an increase of our ownership interest in T2CN from 65.68 percent to 66.29 percent, and we recorded additional goodwill of US$511 thousand.

(c) Acquisition in 2009
In connection with the purchase of additional common shares of T2CN in August 2009, which resulted an increase of our ownership interest in T2CN to 67.09 percent, as we maintained control in T2CN, we recognized this transaction as an equity transaction and adjusted additional paid-in capital by US$112 thousand.
Impairment Loss Related to Underperforming Game Projects in Our Online Games And Service Business
  As a result of underperforming game projects including but not limited to Hellgate: Longon, Luna Online, Holic, Warhammer Online, and NBA Street Online, we recorded an impairment loss of approximately US$37.7 million within our online games and service business in our consolidated financial statements for the year ended December 31, 2009 as follows:
 1) US$14.1 million impairment loss on goodwill. Our estimates of future cash flows for T2CN’s business have been reduced due to lower than expected operating performance results in 2009, which indicated the goodwill from the acquisition of T2CN cannot be fully recovered. Goodwill is valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.
 2) US$18.3 million impairment loss on prepaid licensing and royalty fees, which was related to certain licensed games that we stopped operating or for which the carrying amounts were determined not to be recoverable due to lower than expected performances. Prepaid licensing and royalty fees are valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.
 3) US$4.5 million impairment loss on intangible assets for capitalized software costs to reflect a full provision relating to certain projects that we have ceased to further develop; and
 4) US$777 thousand impairment loss on fixed assets, which was related to servers used in certain impaired licensed games or internally developed games. Fixed assets are valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.
Subsequent Events
Litigation
On April 1, 2010, a complaint was filed on behalf of UIM against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotion agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief.  The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
 An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed.  The request for the TRO was subsequently denied by the court.  On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement.  The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future.  The court did not rule on the merits of the underlying claims in any way.  The judge has yet to issue a formal order.

Harrah’s also filed a motion to dismiss the complaint.  A date for a hearing has not yet been scheduled. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009, the Agreement was assigned by Harrah’s to Harrah’s Interactive.  UIM has asked Harrah’s to stipulate to consolidation, and Harrah’s has agreed to do so.
We are currently awaiting a hearing date for the lawsuit.
Transactions with Mangas
On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to Mangas Gaming, a leading European sports betting and online gaming group. Mangas is jointly owned by former media tycoon Stephane Courbit’s Lov Group and the world renowned Monte Carlo Casino owner Société des Bains de Mer de Monaco, controlled by the Principality of Monaco. Mangas has an extensive European gambling portfolio, including BetClic, Expekt, and Bet-at-Home, together offering sports betting, poker and casino services to over four million registered users in over 25 countries. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake.
As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee UIM all of the material assets of which were sold to Mangas Everest as part of the transaction. We had historically consolidated UIM’s assets, liabilities and results of operations in our consolidated financial statements in accordance with the FASB Accounting Standards Codification, although we did not historically hold any equity ownership in UIM. UIM was an online entertainment operator that provided online gaming services, including online casinos and virtual poker rooms. We sometimes refer to our online gaming software business and UIM’s business as the “Everest Business.” At the time the sale of the Everest Business was completed, UIM held gaming licenses issued by the Kahnawake Gaming Commission and the Lotteries and Gaming Authority of Malta.
For its 60 percent stake in the Everest Business, Mangas made an initial cash payment of approximately US$100 million, which may be followed by a final earn-out payment in 2012 to be determined by reference to the fair-market value of Mangas Everest in May 2012, as defined in the agreement.
GigaMedia holds the remaining 40 percent of Mangas Everest with a put option to sell all or part of its share to Mangas. The put option is exercisable in 2013, 2014 and 2015. Mangas holds a call option on any remaining Mangas Everest interests held by GigaMedia which it may exercise in 2015 and 2016. For both GigaMedia’s put option and Mangas’ call option, the price paid will be determined based upon the fair market value of Mangas Everest as of December 31 of the prior year, as determined by mutual agreement between the parties or, failing that, an appraisal process.
GigaMedia has retained the liability, if any, for certain potential tax claims, if any, and existing liabilities of the Everest Business, and also has agreed to provide a limited indemnity with respect to breaches of representations and warranties (which generally survive until December 31, 2011) and covenants contained in the purchase agreement.
While Mangas will generally control the day-to-day operations of Mangas Everest, so long as we own at least 20 percent of Mangas Everest’s share capital, we will have approval rights over certain material actions of Mangas Everest, including certain issuances of securities of Mangas Everest, certain acquisitions and dispositions of assets and material changes to the principal business of Mangas Everest. In addition, so long as GigaMedia holds at least 10 percent of Mangas Everest’s share capital, we will have representation on the board of directors of Mangas Everest.
Mangas has agreed that it will not acquire other online poker businesses without first giving Mangas Everest the opportunity to acquire such business, at GigaMedia’s discretion, so long as GigaMedia holds at least 20 percent of Mangas Everest’s share capital.
The foregoing summary is qualified in its entirety by the Stock and Asset Purchase Agreement entered into in connection with the transaction, which is attached hereto as Exhibit 4.42.

Transactions with Infocomm Asia
On April 30, 2010, GigaMedia entered into several agreements with certain shareholders of Infocomm Asia, as well as with Infocomm Asia itself, to acquire additional preferred shares of Infocomm Asia. The acquisition of Infocomm Asia is expected to be closed in the third quarter of 2010, after the closing conditions set forth in the agreements are met. The total purchase price pursuant to the agreements for the preferred shares is approximately US$17.2 million. After the acquisition, the total number of preferred shares owned by GigaMedia can be converted into approximately 80 percent of Infocomm Asia’s outstanding common shares.
On April 30, 2010, GigaMedia signed an agreement to provide a loan facility to Infocomm Asia with a principal amount of US$7 million. The loan is to be used by Infocomm Asia to support its current operations. The loan has a five year term and bears interest at 3% per annum. GigaMedia also provided a guarantee on behalf of Infocomm Asia to a licensor of certain games to Infocomm Asia and its subsidiaries. The guarantee includes but is not limited to payment of the royalties, license fees and the minimum guarantees associated with the licensed games as set forth within the licensing agreements. The total amount of GigaMedia’s guarantee, taking into account funds received by Infocomm Asia from subscription money and the loan from GigaMedia, is approximately US$13.6 million.
On April 30, 2010, GigaMedia entered into a share purchase agreement with Infocomm Asia to acquire one of its wholly-owned subsidiaries in exchange for US$6 million. The agreement was closed on May 7, 2010. The agreement includes certain put/call arrangements commencing immediately upon the expiration of the first anniversary of the closing date, for a period of three years thereafter.
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
Consolidation
The consolidated financial statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of our Company’s VIE’s as defined by the FASB Accounting Standards Codification are included in the consolidated financial statements. See note 3 to our consolidated financial statements for additional information. The accounting policies for other less than majority-owned investments are described in note 1 to our consolidated financial statements in the paragraphs headed “Marketable Securities” and “Investments”.
Acquisitions
Before January 1, 2009, our Company accounted for its business acquisitions using the purchase method as required by the FASB. Under the purchase method, the acquiring company allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets and liabilities identified is recorded as goodwill. Business acquisitions that our Company enters into after January 1, 2009 are being accounted for in accordance with the new accounting guidance issued by the FASB using the acquisition method. Under the new accounting guidance, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs will generally be expensed as incurred.

Revenue Recognition
Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. We present the sales taxes assessed by governmental authorities on our revenue transactions on a net basis in our consolidated financial statements.
Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.
In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.
Gaming Software and Service Revenues
Gaming software and service revenues for 2007, 2008 and 2009 are related to software products we develop and license and support services we provide for online real-money gaming solutions and applications.
Until the completion of the Mangas Transaction on April 8, 2010, the financial results of UIM were incorporated into our consolidated financial statements as UIM meets the criteria of VIE as defined by the FASB Accounting Standards Codification. Our software licensing and support service revenues for 2007, 2008 and 2009 were based upon a percentage of gross receipts generated by UIM’s online gaming operations, and were recognized monthly. Software licensing and support service revenues we received from providing such services to UIM were eliminated in consolidation.
UIM historically generated revenues by providing and promoting online games of skill and chance that are available on its free download gaming software. We considered multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers. UIM’s online gaming service was inseparable from the software element involved and UIM did not sell each element separately. UIM’s online gaming service did not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform were recognized at the time games were played and were net of player winnings. Transaction fee revenues derived from UIM’s online multi-player poker platform were recognized as services were provided.
Following the completion of the Mangas Transaction, we no longer consolidate CESL or UIM. Our 40 percent interest in Mangas Everest is, from April 8, 2010, accounted for using the equity method. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Subsequent Events — Transaction with Mangas”.
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
Revenue included within Discontinued Operations
For 2007, 2008 and 2009, a portion of our Company’s revenue was generated from our Internet access and service business. We disposed of the remaining portion of our Internet access and service business in September 2008, and as a result, have classified the income from these revenue-generating activities as part of discontinued operations. See note 4 to our consolidated financial statements for additional information.
Our Internet access and service business revenues were recorded net of discounts and net of fees paid to cable partners, and were recognized on a straight-line basis over the subscription period or for the period in which the service was performed. Any advanced payment receipts were recorded as deferred revenues included in other current liabilities in our consolidated balance sheets and were amortized over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognized when products were delivered or services were provided.
Player Account Balances
Player account balances are related to player deposits from our gaming software and service business. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds. See note 5 to our consolidated financial statements for additional information.
Deferred Revenues
Deferred revenues are included in other current liabilities, and consist of the prepaid income related to our online game and service business.
Operating Costs
Operating costs primarily consist of processing costs, online game royalties, bandwidth, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs, depreciation, maintenance and other overhead expenses directly attributable to our gaming software and service revenues and online game and service revenues.
Prepaid Licensing and Royalty Fees
Our Company, through our subsidiaries and VIE subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing of multi-player online games.
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
Fair Value Measurement
We adopted the guidance issued by FASB for fair value measurements and the fair value option for financial assets and financial liabilities on January 1, 2008. We did not record an adjustment to retained earnings as a result of the adoption of the guidance for fair value measurements, and the adoption did not have a material impact on our consolidated financial statements. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings. Our Company has not elected to measure any financial assets or liabilities at fair value that were not previously required to be measured at fair value.
Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows.
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
Marketable Securities
All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.
Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations.
As a result of our assessment of the recoverability of our marketable securities, we recognized other-than-temporary impairment of US$14.7 million in 2009. See note 10 to our consolidated financial statements for additional information.
Investments
Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method. The equity investments accounted for under the cost method as of December 31, 2008 and 2009 totaled US$1,830 thousand and US$3,255 thousand, respectively.

Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling interest are accounted for under the equity method and our Company’s income or loss on equity method investments is recorded in non-operating income or expenses. The difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our consolidated financial statements unless our Company guaranteed obligations of the investee or has committed additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.
Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses in the consolidated statements of operations. As a result of our assessment of the recoverability of our investments, we recognized other-than-temporary impairment of US$1.0 million in 2009. See note 10 to our consolidated financial statements for additional information.
Impairment of Intangible Assets, Goodwill and Long-Lived Assets
Potential impairment of intangible assets with indefinite useful lives is evaluated, at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations.
Potential impairment of goodwill is tested annually, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. After completing our annual impairment reviews during the fourth quarters of 2007 and 2008, we concluded that goodwill was not impaired in fiscal years of 2007 and 2008. In fourth quarter of 2009, we assessed the recoverability of goodwill and recognized impairment charges of US$14.1 million. See note 10 to our consolidated financial statements for additional information.
Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized (which includes prepaid licensing and royalty fees) is evaluated, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amounts of the assets exceeds the fair value of the assets. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. Impairment charges relating to long-lived assets other than goodwill and intangible assets not being amortized amounting to US$0, US$1.5 million and US$24.3 million were recognized in 2007, 2008 and 2009, respectively. See note 10 to our consolidated financial statements for additional information.
Software Cost
Costs to develop our gaming software until the completion of the Mangas Transaction on April 8, 2010 and online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the useful economic life of the software, ranging from three to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.
We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which range from three to five years.

Advertising
Direct-response advertising costs incurred related to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized in the consolidated statements of operations over the estimated lives of customer relationships. Costs of communicating advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.
Advertising expenses incurred in 2007, 2008 and 2009 totaled US$50.1 million, US$60.1 million and US$63.6 million, respectively (including US$28 thousand, US$42 thousand, and US$0 reported in discontinued operations in 2007, 2008 and 2009, respectively). As of December 31, 2008 and 2009, prepaid advertising amounted to US$8.3 million and US$6.8 million, respectively (of which US$6.8 million is included separately in assets held for sale and retained ownership of gaming software and service business, see note 5 to our consolidated financial statements for additional information).
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We recognize the tax benefit from investment credits and certain equity investments using the flow-through method. Loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect in different jurisdictions in which we operate when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the tax rate’s enactment date. Deferred tax assets are subject to valuation allowances based upon the management’s estimate of realization. Due to slow market growth and the strong competition we face in our Internet access and service business and certain subsidiaries and VIE subsidiaries of our online game and services business that will not be able to utilize their operating loss carryforwards, we made a substantial allowance for all of the aggregate net deferred tax assets as of December 31, 2007. As of December 31, 2008, we evaluated the available evidence and determined that it was more likely than not that we would realize the benefit of the deferred tax assets. The primary reason for the reversal of the valuation allowance in 2008 was that the sale of our Internet access and service operation was completed in September 2008. Based on weighing all available evidence, we determined that evidence exists to conclude that it is more likely than not that we will generate sufficient taxable income to utilize the majority of the deferred tax assets within the allowable carryforward periods. In 2009, the valuation allowance on the deferred tax assets increased by US$962 thousand to US$1.1 million primarily because certain subsidiaries and VIE subsidiaries of our online game and service business are not likely to be able to utilize all of the deferred tax assets based on their estimated future taxable income. See note 23 to our consolidated financial statements for additional information. Actual results may differ significantly from management’s estimate.
Our Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income tax benefits (expenses) on our consolidated financial statements. See note 23 to our consolidated financial statements for additional information.
Noncontrolling Interest
We adopted the new accounting guidance issued by the FASB for noncontrolling interest on January 1, 2009. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As a result, we have retrospectively applied the presentation and disclosure requirements of the new standard and adjusted prior periods for comparative purposes as required. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

Share-Based Compensation
Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statement of Operations based on the employees’ respective function.
For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.
Foreign Currency Translation
The consolidated financial statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2007, 2008 and 2009 were (US$27) million, (US$27) million, and (US$26) million, respectively.
Taxation
The corporate income tax rate in Taiwan is 25 percent. Effective from 2010, the corporate income tax rate in Taiwan is reduced to 17 percent. In addition to the corporate income tax rate, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10 percent retained earnings tax. This rule applies primarily to our Internet access and service business, which was sold in September 2008 and our FunTown online games portal, whose principal operating entities are incorporated under Taiwan law.
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
In 2007, T2 Entertainment and J-Town Information Co. (Shanghai), Ltd. (“J-Town”) received approval from certain government authorities to be classified as a “Software Enterprise”. This classification, subject to annual inspection, entitles these two entities to two years of EIT exemption for 2006 and 2007 followed by three years of a 50 percent EIT tax reduction for 2008, 2009 and 2010, for which the related tax authorities have granted approval. The New CIT Law provides grandfather treatment for Software Enterprises that received special tax holidays under the previous Corporate Income Tax Law, which allow them to continue to enjoy their tax holidays until expiration. The applicable income tax rate of T2 Entertainment and J-Town is 12.5 percent for the year ended December 31, 2009.
In 2008, T2 Technology received approval from certain government authorities to be classified as a “Software Enterprise”. This classification, subject to annual inspection, entitles T2 Technology to two years of EIT exemption for 2008 and 2009 followed by three years of a 50 percent EIT tax reduction for 2010, 2011 and 2012, for which the related tax authorities have granted approval.

The majority of our gaming software and service business is located outside the United States, with the exception of CIDC, an entity registered in Delaware which is subject to U.S. federal income tax, state tax and local tax. Current U.S. federal income tax rates and state and local tax rates applicable to our business for the year ended December 31, 2009 are 34.0 percent and 8.14 percent, respectively. Our operations in the United States did not have a significant tax impact on our consolidated financial statements.
Recent Accounting Pronouncements
In January 2010, the FASB issued additional disclosure requirements for fair value measurements. In accordance with the new guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements will be effective for our Company on January 1, 2010. These amendments will not have a material impact on our consolidated financial statements, however they will require additional disclosures. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective for our Company on January 1, 2011 and are not expected to have a material impact on our consolidated financial statements.
In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes will be effective for our Company on January 1, 2011. The adoption is not expected to have a material effect in our consolidated financial statements.
In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes will be effective for our Company on January 1, 2011. The adoption is not expected to have a material effect on our consolidated financial statements.
In July 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification was effective for annual periods ending after September 15, 2009. Our Company adopted the Codification accordingly and there was no material impact to our consolidated financial statements.
In June 2009, the FASB issued amendments to the accounting rules for VIEs and for transfers of financial assets. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. In addition, qualifying special purpose entities (“QSPEs”) are no longer exempt from consolidation under the amended guidance. The amendments also limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. These changes will be effective for our Company on January 1, 2010. We are in the process of evaluating what effect, if any, the adoption may have in our consolidated financial statements.
In May 2009, the FASB issued guidelines on subsequent event accounting which set forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. These guidelines were effective for annual periods ending after June 15, 2009. In February 2010, the FASB amended this standard whereby companies that file with the Securities and Exchange Commission (“SEC”), like our Company, are required to evaluate subsequent events through the date the financial statements are issued, but are no longer required to disclose in the financial statements that they have done so or disclose the date through which subsequent events have been evaluated. Our Company adopted the guidance accordingly, and there was no impact to our consolidated financial statements.

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

The table below presents, for the periods indicated, information regarding certain revenues and expense items for our consolidated operations.

	For the year ended December 31,
	2007		2008		2009
	Amount in	% of	Amount	% of	Amount	% of
	US$	total	in US$	total	in US$	total
	thousands	revenues	thousands	revenues	thousands	revenues
Particulars
OPERATING REVENUES

Gaming software and service revenues	118,950	78.4	144,765	76.0	112,694	70.6
Online game and service revenues	32,764	21.6	45,604	24.0	46,887	29.4

Total operating revenues	151,714	100.0	190,369	100.0	159,581	100.0

OPERATING COSTS

Cost of gaming software and service revenues	16,201	10.7	22,770	12.0	20,102	12.6
Cost of online game and service revenues	9,118	6.0	12,404	6.5	16,785	10.5

Total operating costs	25,319	16.7	35,174	18.5	36,887	23.1

Gross profit	126,395	83.3	155,195	81.5	122,694	76.9

OPERATING EXPENSES

Product development and engineering expenses	7,338	4.8	13,455	7.1	14,195	8.9
Selling and marketing expenses	60,106	39.6	74,173	39.0	79,421	49.8
General and administrative expenses	20,983	13.8	25,035	13.2	29,692	18.6
Bad debt expense	548	0.4	2,905	1.5	1,092	0.7
Impairment loss on property, plant, and equipment	—	—	—	—	1,250	0.8
Impairment loss on goodwill	—	—	—	—	14,103	8.8
Impairment loss on prepaid licensing fees and intangible assets	—	—	1,524	0.8	23,002	14.4

Total operating expenses	88,975	58.6	117,092	61.5	162,755	102.0

Income from operations	37,420	24.7	38,103	20.0	(40,061)	(25.1)

NON-OPERATING INCOME (EXPENSES)	2,064	1.4	(1,324)	(0.7)	(15,524)	(9.8)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	39,484	26.1	36,779	19.3	(55,585)	(34.9)

INCOME TAX EXPENSE	(401)	(0.3)	(1,069)	(0.6)	(517)	(0.3)

INCOME (LOSS) FROM CONTINUING OPERATIONS	39,083	25.8	35,710	18.7	(56,102)	(35.2)

INCOME FROM DISCONTINUED OPERATIONS	1,088	0.7	9,435	5.0	222	0.2

NET INCOME (LOSS)	40,171	26.5	45,145	23.7	(55,880)	(35.0)

LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(1,281)	(0.9)	(757)	(0.4)	6,795	4.2

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	38,890	25.6	44,388	23.3	(49,085)	(30.8)

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
NON-OPERATING INCOME (EXPENSES). Non-operating income and expenses consist of interest income and expenses, gain or loss on sales of marketable securities, foreign exchange gain or loss, gain or loss on disposal of property, plant and equipment, loss on equity method investments, and impairment loss on marketable securities and investments.
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
NONCONTROLLING INTEREST.  Noncontrolling interest represents the portion of net income allocated to the non-controlling voting stock of our majority-owned subsidiaries (T2CN and Dragongate Enterprises) as well as UIM, which is consolidated pursuant to the FASB Accounting Standards Codification.
The financial information in relation to our business segments is provided net of inter-segment transactions.
For the Years Ended December 31, 2009 and 2008
Consolidated Results of Operations
OPERATING REVENUES. Operating revenues for 2009 declined by approximately 16.2 percent to approximately US$159.6 million from approximately US$190.4 million in 2008. The decrease was primarily a result of a 22.2 percent revenue decline in our gaming software and service business, which contributed approximately US$112.7 million or 70.6 percent of our total revenues in 2009. Our online games and service business revenues increased by 2.8 percent to approximately US$46.9 million, or 29.4 percent of our total revenues in 2009.
OPERATING COSTS. Operating costs increased by approximately 4.9 percent to approximately US$36.9 million in 2009 from approximately US$35.2 million in 2008. The increase in total operating costs was mainly due to a US$4.4 million or 35.3 percent increase in operating costs in our online games and service business related to a higher level of license fee and fixed costs resulting from newly launched games, which was offset by a US$2.7 million or 11.7 percent decrease in operating costs in our gaming software and service business, which was in line with the revenue decrease.
GROSS PROFIT. Gross profit decreased by approximately 20.9 percent to approximately US$122.7 million in 2009 from approximately US$155.2 million in 2008. The decrease in consolidated gross profit resulted from respective 24.1 percent and 9.3 percent decreases in gross profits in our gaming software and service business and our online games and service business.
OPERATING EXPENSES. Total operating expenses increased by approximately 39.0 percent to approximately US$162.8 million in 2009 from approximately US$117.1 million in 2008. The increase in total operating expenses was mainly due to a US$39.5 million or 156.9 percent increase in expenses in our online games and service business, while operating expense was flat in 2009 compared to 2008 in our gaming software and service business.

Consolidated product development and engineering expenses increased by approximately 5.5 percent in 2009 to approximately US$14.2 million from US$13.5 million in 2008, mainly due to a US$305 thousand or 2.5 percent increase in our gaming software and service business.
Consolidated selling and marketing expenses increased by approximately 7.1 percent to approximately US$79.4 million in 2009 from US$74.2 million in 2008, primarily due to an increase of US$5.2 million or 51.1 percent in selling and marketing expenses in our online games and service business related to promotion and activities held for newly launched games.
Consolidated general and administrative expenses increased by approximately 18.6 percent in 2009 to US$29.7 million from US$25.0 million in 2008, primarily reflecting a US$872 thousand or 9.4 percent increase in our gaming software and service business and a US$771 thousand or 8.1 percent increase in our online games and service business. The remaining US$3.0 million increase was related to corporate headquarter expenses.
Consolidated impairment loss increased by approximately US$36.8 million to approximately US$38.4 million in 2009 from US$1.5 million in 2008, primarily resulting from an increase of US$36.2 million in our online games and service business. The total consolidated impairment loss was composed of a US$4.7 million impairment loss on intangible assets for capitalized software costs, a US$18.3 million impairment loss on prepaid licensing and royalty fees, a US$1.3 million impairment loss on fixed assets, and a US$14.1 million impairment loss on goodwill related to T2CN.
OPERATING INCOME. Operating income for 2009 decreased by approximately US$78.2 million to a loss of US$40.1 million from approximately US$38.1 million in 2008. The decrease was primarily due to a decrease of US$28.9 million in operating income in our gaming software and service business and a decrease of US$42.6 million in operating income in our online games business.
NON-OPERATING INCOME (EXPENSES). Non-operating items decreased from a loss of approximately US$1.4 million in 2008 to a loss of approximately US$15.5 million in 2009. This was primarily due to US$15.7 million impairment losses on marketable securities and investments.
INCOME FROM DISCONTINUED OPERATIONS. Income from discontinued operations decreased by approximately US$9.2 million to approximately US$222 thousand in 2009 from approximately US$9.4 million in 2008. The decrease was principally due to the sale of our legacy Internet access and service business in September 2008, which contributed approximately US$9.8 million of an after tax disposal gain in 2008.
NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA. Net income attributable to GigaMedia for 2009 decreased by approximately US$93.5 million to a loss of approximately US$49.1 million from net income of approximately US$44.4 million in 2008.
Business Segment Results
Gaming Software and Service Business
On April 8, 2010, we completed the sale of 60 percent interest in our online gaming software and service business to Mangas. From then on, we no longer consolidate CESL or UIM. Our 40 percent interest in Mangas Everest is, from April 8, 2010, accounted for using equity method onward. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events — Transaction with Mangas”.
OPERATING REVENUES. Consolidated revenues of our gaming software and service business include the revenues of UIM, our licensee. Software licensing and support services revenues received by us from UIM have been eliminated in consolidation. Total operating revenues in 2009 decreased by 22.2 percent to approximately US$112.7 million from US$144.8 million in 2008. Such decrease was attributable to decline in both our poker software business and casino software business in 2009. Software licensing and support services revenues received by us from UIM decreased by 38.1 percent from US$66.2 million in 2008 to US$41.0 million in 2009. Revenues from our poker software business declined from approximately US$104.5 million in 2008 to US$73.7 million in 2009 and accounted for approximately 65.4 percent of our gaming software and service revenues in 2009 compared to 72.2 percent in 2008. Revenues from our casino software business decreased to approximately US$39.0 million in 2009 from US$40.2 million in 2008.
OPERATING COSTS. Costs of our gaming software and service revenues decreased by 11.7 percent to approximately US$20.1 million in 2009 from US$22.8 million in 2008. The decrease was due to less business volume and the associated decrease in payment processing costs in 2009.
GROSS PROFIT. Gross profit decreased by 24.1 percent to approximately US$92.6 million in 2009 from US$122.0 million in 2008. The decrease was primarily due to revenue decline in both poker software business and casino software business in the period. Gross profit margin decreased from approximately 84.3 percent in 2008 to approximately 82.2 percent in 2009 because the revenue decline outpaced certain fixed cost.

OPERATING EXPENSES. Total operating expenses decreased by approximately US$515 thousand to approximately US$85.1 million in 2009 from approximately US$85.6 million in 2008. The decrease in total operating expenses resulted primarily from a 2.9 percent or approximately US$1.8 million decrease in selling and marketing expenses, which was offset by a 2.5 percent or US$305 thousand increase in product development and engineering expenses and a 9.4 percent or US$872 thousand increase in general and administrative expenses.
Selling and marketing expenses. Selling and marketing expenses decreased by approximately 2.9 percent to approximately US$62.2 million in 2009 from US$64.1 million in 2008, which was attributable to a decrease in payments to marketing affiliates.
General and administrative expenses. General and administrative expenses increased by approximately US$872 thousand to US$10.1 million in 2009 from US$9.3 million in 2008. The increase was due to additional general and administrative departmental cost being incurred in 2009.
Product development and engineering expenses. Product development and engineering expenses increased by approximately US$305 thousand to US$12.6 million in 2009 from US$12.2 million in 2008, mainly due to increases in headcount related cost.
OPERATING INCOME. Operating income in 2009 decreased by 79.5 percent to approximately US$7.5 million from US$36.4 million in 2008. The decrease was attributable to lower revenue, gross profit and operating expenses which despite a decrease in absolute terms were proportionately higher, resulting in a decrease in operating margin to 6.6 percent in 2009 from 25.1 percent in 2008. Operating income does not reflect certain corporate headquarters expenses. For a reconciliation of business segment results to our consolidated net income, see note 27 to our consolidated financial statements.
Online Games Business
OPERATING REVENUES. Total operating revenues increased by approximately 2.8 percent to approximately US$46.9 million in 2009 from approximately US$45.6 million in 2008. Such increase was driven by a 10.3 percent increase related to FunTown in Taiwan and Hong Kong, which was offset by a 7.1 percent decrease related to T2CN in China. Revenue from FunTown increased by approximately US$2.7 million to US$28.6 million in 2009 from US$25.9 million in 2008. Revenue from T2CN decreased by approximately US$1.4 million to US$18.3 million in 2009 from US$19.7 million in 2008.
OPERATING COSTS. Costs of our online game revenues increased by 35.3 percent to approximately US$16.8 million in 2009 from US$12.4 million in 2008. The increase was due to increased bandwidth costs, royalty fees and licensing fees related to newly launched games in 2009.
GROSS PROFIT. Gross profit decreased by 9.3 percent to approximately US$30.1 million in 2009 from US$33.2 million in 2008. The decrease resulted from cost increases outpacing revenue growth. Gross profit margin decreased from approximately 72.8 percent in 2008 to approximately 64.2 percent in 2009.
OPERATING EXPENSES. Total operating expenses increased by approximately US$39.5 million to approximately US$64.8 million in 2009 from approximately US$25.2 million in 2008. The increase was due to increased selling and marketing expenses related to newly launched games and impairment losses primarily on prepaid licensing and royalty fees, intangible assets, and goodwill.
Selling and marketing expenses. Selling and marketing expenses increased by approximately US$5.2 million to US$15.3 million in 2009 from US$10.1 million in 2008. The increase was primarily related to new games launched in 2009.
General and administrative expenses. General and administrative expenses increased by approximately 8.1 percent to approximately US$10.3 million in 2009 from US$9.5 million in 2008, primarily due to additional professional fees and general and administrative department cost being incurred in 2009.

Bad debt expenses. Bad debt expenses decreased by approximately US$2.5 million to US$372 thousand in 2009 from US$2.9 million in 2008 as we recognized US$2.6 million of bad debt expenses related to the loans to Flagship in 2008.
Impairment loss. Impairment loss increased by approximately US$36.2 million to approximately US$37.7 million in 2009 from US$1.5 million in 2008. The impairment loss in 2009 was composed of a US$4.5 million impairment loss on intangible assets for capitalized software costs, a US$18.3 million impairment loss on prepaid licensing and royalty fees, a US$777 thousand impairment loss on fixed assets, and a US$14.1 million impairment loss on goodwill related to T2CN.
OPERATING INCOME. Operating income in 2009 decreased by approximately US$42.6 million to a loss of US$34.6 million from US$8.0 million in 2008. The decrease was due to the aforementioned higher selling and marketing expenses as well as impairment losses. Operating income does not reflect certain corporate headquarter expenses.
NON-OPERATING INCOME (EXPENSES). Non-operating items decreased by approximately US$11.6 million from a loss of US$2.0 million in 2008 to a loss of US$13.6 million in 2009. This was primarily due to $13.7 million of impairment losses on marketable securities and investments in 2009.
For a reconciliation of business segment results to our consolidated net income, see note 27 to our consolidated financial statements.
For the Years Ended December 31, 2008 and 2007
Consolidated Results of Operations
OPERATING REVENUES. Operating revenues for 2008 grew by approximately 25.5 percent to approximately US$190.4 million from approximately US$151.7 million in 2007. The increase was primarily due to a 21.7 percent revenue growth in our gaming software and service business, which contributed approximately US$144.8 million or 76.0 percent of our total revenues in 2008. Our online games and service business revenues also increased by 39.2 percent to approximately US$45.6 million, or 24.0 percent of our total revenues in 2008.
OPERATING COSTS. Operating costs increased by approximately 38.9 percent to approximately US$35.2 million in 2008 from approximately US$25.3 million in 2007. The increase in total operating costs was mainly due to a US$6.6 million or 40.6 percent increase in operating costs in our gaming software and service business related to higher volume in 2008, and a US$3.3 million or 36.0 percent increase in operating costs in our online games and service business which was also related to higher volume in 2008.
GROSS PROFIT. Gross profit increased by approximately 22.8 percent to approximately US$155.2 million in 2008 from approximately US$126.4 million in 2007. The increase in consolidated gross profit resulted from 18.7 percent and 40.4 percent increases in gross profits in our gaming software and service business and our online games and service business, respectively.
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
OPERATING INCOME. Operating income for 2008 increased by approximately 1.8 percent to US$38.1 million from approximately US$37.4 million in 2007. The increase was primarily due to a 16.9 percent increase in operating income in our online games business, offset by a 3.6 percent decrease in operating income in our gaming software and service business.
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
NET INCOME ATTRIBUTABLE TO GIGAMEDIA. Net income attributable to GigaMedia for 2008 increased by approximately 14.1 percent to US$44.4 million from approximately US$38.9 million in 2007.
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
OPERATING EXPENSES. Total operating expenses increased by approximately 50.0 percent to approximately US$25.2 million in 2008 from approximately US$16.8 million in 2007. The increase was due to increased general and administrative expenses incurred to support revenue growth, bad debt expenses related to the loans to Flagship, as well as an a loss on impairment of capitalized license costs and intangible assets.
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
Bad debt expense and impairment loss. Bad debt expenses increased by approximately 430.3 percent to US$2.9 million in 2008 from 548 thousand in 2007 as we recognized US$2.6 million of bad debt expenses related to the loans to Flagship. We also recognized a loss of US$1.5 million in 2008 on the impairment of capitalized license costs and intangible assets.
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

NON-OPERATING INCOME (EXPENSES). Non-operating income (expenses) decreased from US$1.6 million income in 2007 to a loss of US$2.0 million in 2008. The decrease was due to the equity investment loss on CJIT2 of approximately US$2.9 million in 2008.
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
As a result of our operating, investing and financing activities during 2009, the amount of our cash and cash equivalents decreased from approximately US$96.0 million as of December 31, 2008 to US$55.6 million as of December 31, 2009. Such decrease was primarily attributable to reclassifying cash and cash equivalents of US$35.0 million relating to our gaming software and service business to assets held for sale and our retained ownership relating to our gaming software and service business, as we sold 60% of this business in April 2010.
We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, and cash obligations under our existing lease arrangements and license agreements through 2010. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.
OPERATING ACTIVITIES. In 2009, our net cash provided by operating activities amounted to approximately US$8.6 million. Although we had a loss from continuing operations, we still generated positive operating cash flow after non-cash adjustments, such as impairment losses, depreciation and amortization expenses, and stock-based compensation. In 2008, our net cash provided by operating activities amounted to US$50.8 million. This was primarily from income from continuing operations of US$35.7 million.

INVESTING ACTIVITIES. Our net cash used in investment activities in 2009 was approximately US$22.1 million. This was primarily due to capital expenditures of approximately US$14.7 million, and a strategic investment in JC Entertainment of approximately US$7.1 million. Our net cash used in investment activities in 2008 was approximately US$6.4 million. This was primarily due to capital expenditures of approximately US$16.7 million, an additional acquisition in T2CN of approximately US$3.4 million, as well as strategic investments in Access China and SuperCup of approximately US$5.0 million, which were partially offset by proceeds from disposal of our Internet access and service business of approximately US$16.5 million.
FINANCING ACTIVITIES. Our net cash generated from financing activities in 2009 was US$8.4 million. This was primarily due to proceeds from short-term borrowings of US$7.3 million. Our net cash used in financing activities in 2008 was approximately US$17.9 million, which was primarily due to repayment of approximately US$18.1 million of short term loans.
We have sufficient cash balances as of December 31, 2009 to meet our operating cash flow requirements for the coming 12 months. In April 2010, we received cash payment of approximately US$100 million, subject to certain adjustments, from Mangas relating to sale of 60 percent stake of our gaming software business, which will further support our operating cash requirements as well as future potential M&A opportunities and obligations.
Capital Expenditures
We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$9.9 million, US$16.7 million, and US$14.7 million for 2007, 2008, and 2009 respectively. Capital expenditures during 2009 were primarily for capitalized software development and computer hardware equipment for our gaming software and service business and online games and service business. Our capital expenditure plans for 2010 will continue to focus primarily on software development and computer hardware equipment for our online game and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.
Indebtedness
As of December 31, 2008 and 2009, short-term borrowings totaled $15.2 million and $22.5 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 2.5 percent to 5.04 percent for 2008, and from 1.99 percent to 4.29 percent for 2009, respectively. The maturity dates ranged from March 2009 to September 2009 as of December 31, 2008, and from January 2010 to June 2010 as of December 31, 2009, respectively. As of December 31, 2008 and 2009, the weighted-average interest rate on total short-term borrowings was 3.20 percent and 2.24 percent, respectively.
As of December 31, 2009, the unused lines of credit under short-term borrowing agreements were approximately $10.3 million.
During the period from January 2010 to March 2010, we repaid certain short-term borrowings totaling $5.3 million, and renewed short-term borrowing agreements totaling $6.3 million.
We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $1.6 million and $2.1 million as of December 31, 2008 and 2009, respectively.
Dividends From Our Subsidiaries
Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable. As of December 31, 2009, the Company has not accrued deferred income taxes on $21.9 million of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is considered impracticable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2008 and 2009, the legal reserves of Hoshin GigaMedia, which represent a component of our consolidated accumulated deficit, were $2.3 million, and $3.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
In accordance with the regulations in the PRC and their respective articles of association, subsidiaries and VIE subsidiaries of T2CN incorporated in the PRC are required to make an appropriation of retained earnings for statutory reserve equal to at least 10 percent of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations until the reserve equals 50 percent of the registered capital of the respective companies. As of December 31, 2008 and 2009, the statutory reserves of subsidiaries and VIE subsidiaries of T2CN in the aggregate of $339 thousand and $715 thousand, respectively, are included as a component of GigaMedia’s consolidated accumulated deficit.
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
As of December 31, 2008 and 2009, our Company’s total restricted net assets, which include paid up capital and statutory reserve funds of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $13.2 million and $8.1 million, representing approximately 4.2 percent and 3.1 percent of our total assets, respectively.
C. Research, Development, Patents and Licenses, etc.
We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our gaming software and service business and our online game business. For the years 2007, 2008, and 2009, we incurred US$7.3 million, US$13.5 million, and US$14.2 million, respectively, on research and development activities.
D. Trend Information
Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events” for a discussion of the most recent trends in our operating costs and revenues since the end of 2009. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
Our 2009 results were negatively affected by economic conditions and strong competitive pressures in Europe, as well as substantial marketing and other expenses related to unsuccessful new online game initiatives in Asia.  Both the gambling software and the Asian online games businesses delivered worse than expected performance during the year.  The company wrote-off several non-performing games and game investments with an aggregate non-cash net impact of approximately $48.9 million during the year.
The year 2010 looks brighter than 2009 for both our investment in Mangas Everest and our investment in Infocomm Asia.  Everest is now part of one of the largest online gaming groups in Europe. The sale positions Everest to capture potential growth from the soon to be opened and regulated French market and following that to build a strong Italian presence.  Looking ahead, we expect to expand our Asian online games business into the South East Asia region through acquiring majority control of our affiliate Infocomm Asia.

E. Off-Balance Sheet Arrangements
Other than as disclosed in note 25 to our consolidated financial statements, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified by ASC 460 “Guarantees”; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to our Company’s own stock and classified in equity, or not reflected, in our Company’s statement of financial position; (d) any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, our Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our Company.
F. Tabular Disclosure of Contractual Obligations

	Payment Due by Period (in US dollars)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	3,733,072	2,220,651	—	—	5,953,723
2. License fees	0	2,700,000	—	—	2,700,000
3. Minimum guarantees against royalties	2,625,000	8,600,000	—	—	11,225,000

Total contractual cash obligations*	6,358,072	13,520,651	—	—	19,878,723

4. Other liabilities-accrued pension liabilities	—	—	—	82,492	82,492

5. Other long-term obligations	—	47,405	—	—	47,405

*	In April 2010, we entered into termination agreements with certain of our game licensors. The table above reflects the future payments considering these terminations. The table also reflects the reduction of future operating lease payments resulting from the sale of our gaming software and service business in April 2010.
The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.
Additionally, we also have contractually committed to support related marketing, promotion and advertising activities for certain games, and our commitments are contingent to occur based on the payment schedules set forth in the individual license agreements. As of December 31, 2009, our total commitments to these marketing expenditures amounted to not less than US$10.0 million. However, we are not required to make these payments pursuant to any timeline and therefore the yearly amount was not included in the table above.
Quantitative and Qualitative Disclosure About Market Risk
Please refer to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information with respect to our directors and executive officers as of May 31, 2010:

			Year Appointed to
Name	Age	Position	Current Position
DING, Michael Y.J.	53	Chairman of the Board, Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2009*/2003
WANG, Arthur M.	49	Director and Chief Executive Officer	2003
HUI, Thomas T.	38	Director, President and Chief Operating Officer	2005/2007
BAO, Gilbert	44	Independent Non-Executive Director	2003
HSU, Emmet Yu-Jui	47	Independent Non-Executive Director	2003
HU ZEE, Nancy Jing-Ying	51	Independent Non-Executive Director	2003
LEE, Howe Yong	54	Independent Non-Executive Director	2004
LEE, John Francis Woon-Jae	39	Chief Strategy Officer and Head of International Business	2008
LEE, Yichin	49	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2009**/2003
TANG, Quincy	47	Chief Financial Officer	2008
WONG, Lester A.	43	General Counsel	2008
WANG, Jim Ji	39	Head of Online Games Business in the PRC and Chief Executive Officer of T2CN	2008

*	Mr. Ding was appointed as chairman of the board of directors of our Company on May 14, 2009 following the resignation of Mr. Daniel Chuen-Tai Wu, the former chairman, on April 29, 2009.

**	Mr. Lee was appointed as Chairman of the Compensation Committee of the Board on May 14, 2009.
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
GILBERT BAO is an independent non-executive director of our Company. He also currently serves in various positions, including chairman of Chung Shing Textile Co., Ltd., general supervisor of Taiwan Spinners Association, and independent director of China Development Financial Holding Corporation. He graduated from the University of Southern California in 1986.

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
YICHIN LEE is Chairman of the Compensation Committee of the Board and an independent non-executive director of our Company. He is also currently the managing director of Giant Management Consulting, LLC of Taiwan and a founder of AMIA, Inc., an education consultancy based in Belmont, California. Since 2007, Mr. Lee has also served as an independent director of the Board of Asia Pacific Wire & Cable Corp. Ltd. (NASDAQ: AWRCF.OB). Mr. Lee holds a doctorate degree in resource planning and management from Stanford University.
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
QUINCY TANG is the chief financial officer of our Company. Mr. Tang has over 20 years of financial and managerial experience. Prior to joining us, Mr. Tang was chief financial officer of Vimicro International Corporation and served in various corporate management and finance positions, including the finance director of TOM Group, a Hong Kong-listed Internet and media company, and an auditor at Deloitte Touche Tohmatsu. Mr. Tang is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants in the United Kingdom, and an associate member of the Hong Kong Institute of Chartered Secretaries. Mr. Tang graduated from Hong Kong Polytechnic University with a professional diploma in accountancy.
LESTER A. WONG is general counsel of our Company. Prior to joining us, Mr. Wong was the senior legal counsel in CDC Corporation (NASDAQ: CHINA), a provider of enterprise software, online games, and Internet and media services. Prior to that, Mr. Wong was a founding associate in Latitude Capital Group, an Asian merchant banking firm, that was subsequently acquired by the Cowen Group. Mr. Wong was admitted to the Law Society of Upper Canada (Ontario) in 1993, Law Society of British Columbia in 1993 and Law Society of Hong Kong in 1997. Mr. Wong obtained a bachelor’s degree from the University of Western Ontario and a bachelor of law degree from the University of British Columbia in Canada.

JOHN LEE is the chief strategy officer of GigaMedia and the head of international business of our company. Mr. Lee has held numerous executive positions in gaming and investment companies in the U.S. and Asia, including NCsoft Corporation, Turbine Entertainment and Softbank Corp. Earlier in his career, he was a management consultant at McKinsey & Company. Mr. Lee received a Master of Business Administration degree from New York University and a Bachelor of Arts degree in political science from the University of Michigan.
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
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2009, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$3.2 million. For information on total amounts set aside by our Company to provide pension and retirement benefits, see note 19 to our consolidated financial statements.
As of December 31, 2009, the total outstanding number of share options granted to our directors and officers was 4,674,000, of which 3,883,650 shares were vested and 790,350 were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was 29,500 of which 25,000 shares were vested. For more information on stock option plans and equity incentive plans, see “— E. Share Ownership” below.
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

D. Employees
In the years ended December 31, 2007, 2008 and 2009, our total employees were 975, 751 and 835, respectively.
As of May 31, 2010, we had a total of 651 employees, excluding part-time and temporary personnel and consultants. Of the total 651 employees as of May 31, 2010, 97 were located at our corporate headquarters; 1 was employed for our gaming software and service business; and 553 were employed for our online games business, including 276 employees in FunTown and 277 employees in T2CN. Of the total 651 employees, 650 were in Asia and 1 was in North America.
E. Share Ownership
Share Ownership of Directors and Executive Officers
The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of May 31, 2010:

	Number of	Number of Shares
	Common	Issuable upon exercise
Person	Shares	of options
DING, Michael Y.J.	*	*
WANG, Arthur M.	*	3,049,000
HUI, Thomas T.	*	2,300,000
BAO, Gilbert T.C.	*	*
HSU, Emmet Yu-Jui	0	*
HU ZEE, Nancy Jing-Ying	*	*
LEE, Howe Yong	*	*
LEE, John Francis Woon-Jae	0	*
LEE, Yichin	*	*
TANG, Quincy	0	*
WONG, Lester A.	0	*
WANG, Jim Ji	*	*
Directors and Officers as a group	*	6,639,000

*	Less than 1 percent
All options granted to our directors and executive officers were granted pursuant to the option plans and the equity incentive plans as described under “— Employee Share Option Plans and Equity Incentive Plans” below.
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
In May, 2010, options to purchase 175,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 175,000 options will be exercised on or after the grant date and the remaining 80 percent of 175,000 options will be exercised annually from the first anniversary of the grant date to the fourth anniversary of the grant date.
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
In February, 2010, we granted 17,790 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to 100 percent of the RSUs on the first anniversary of the grant date so long as the employee is employed by or providing services to our Company.
In May, 2010, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 100,000 options will be exercised on or after the grant date and the remaining 80 percent of 100,000 options will be exercised annually from the first anniversary of the grant date to the fourth anniversary of the grant date.
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
In December 2008, options to purchase 730,000 shares of our Company’s common stock were granted at an exercise price of US$4.24. In accordance with the terms of the vesting schedule, 25 percent of the options will be vested annually from December 2009 to December 2012.
In January 2009, we granted 100,354 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to 100 percent of the RSUs on the first anniversary of the grant date so long as the employee is employed by or providing services to our Company.
In March, 2010, we granted 31,000 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to approximately 50 percent of the RSUs quarterly from March 2010 to September 2010 so long as the employee is employed by or providing services to our Company.
In May, 2010, we granted 70,000 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respective to 100 percent of the RSUs on the grant date so long as the employee is employed by or providing services to our Company.
In May, 2010, options to purchase 350,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 350,000 options will be exercised on or after the grant date and the remaining 80 percent of 350,000 options will be exercised annually from the first anniversary of the grant date to the fourth anniversary of the grant date.
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
In May, 2010, options to purchase 340,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 340,000 options will be exercised on or after the grant date and the remaining 80 percent of 340,000 options will be exercised annually from the first anniversary of the grant date to the fourth anniversary of the grant date.
In May 2010, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2012. In accordance with the terms of the vesting schedule, 34 percent of 100,000 options will be exercised on or after the grant date and the remaining 66 percent of 100,000 options will be exercised annually from the first anniversary of the grant date to the second anniversary of the grant date.
The maximum contractual term under the 2008 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.
All options, RSUs and other share-based awards are expected to be settled by issuing new shares.
2009 Equity Incentive Plan
At the June 2009 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 1,500,000 common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan.
In May 2010, options to purchase 1,500,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 1,500,000 options will be exercised on or after the grant date and the remaining 80 percent of 1,500,000 options will be exercised annually from the first anniversary of the grant date to the fourth anniversary of the grant date.
The maximum contractual term under the 2009 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. All options, RSUs and other share-based awards are expected to be settled by issuing new shares.
Options
In 2007, 2008 and 2009, 1,910,996, 518,284 and 543,049 options were exercised, respectively, and cash received from the exercise of stock options was US$2.7 million, US$0.5 million and US$1.4 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

The options on ordinary shares of the Company outstanding as of December 31, 2009 are as follows:

	Options outstanding		Options currently exercisable
		Weighted average
	No. of Shares	remaining		No. of Shares
Exercise price	(in thousands)	contractual life	Exercise price	(in thousands)
under $1	5,392	4.50 years	under $1	5,392
$1~$10	1,590	7.27 years	$1~$10	640
$10~$20	707	7.65 years	$10~$20	388

	7,689			6,420

The number of total outstanding options as of December 31, 2009 is 7,689 thousand, which includes options with exercise prices of US$0.79, US$1.45, US$2.55, US$4.24 and US$10.15, US$16.01, US$16.60 and US$18.17. During the financial year ended December 31, 2009, a total of 55 thousand options granted pursuant to the 2006 Plan and 2007 Plan had been cancelled or forfeited. During the financial year ended December 31, 2008, a total of 448 thousand options granted pursuant to the 2004 Plan, 2006 Plan and 2007 Plan had been cancelled or forfeited.
Employee Share Purchase Plans
At the June 2008 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 200,000 common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the Shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2008 ESPP.
At the June 2009 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 200,000 common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2009 ESPP. Pursuant to the 2009 ESPP, our Company would offer the Shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2009 ESPP.
Outstanding Options Granted Under Our Employee Share Option Plans and Equity Incentive Plans
The following table summarizes, as of May 31, 2010, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Date of Grant	Options	($/Share)	Date of Expiration
August 12, 2004	3,559,000	0.79	June 29, 2014
August 9, 2007	200,000	10.15	August 9, 2017
December 1, 2008	400,000	4.24	June 29, 2017
	515,000	4.24	June 19, 2018

May 13, 2010	1,965,000	2.47	May 13, 2020

Total	6,639,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information known to us with respect to the ownership of our Shares as of March 31, 2010 by each shareholder known by us to own more than 5 percent of our Shares:

		Percentage of
Name of Owner	Shares Owned	Shares Owned
Best Method Limited (1)	10,799,999	19.59%
Martin Currie Investment Management Ltd.(2)	3,989,265	7.24%

(1)	Through Best Method Limited, a British Virgin Islands company, Jeffrey Koo, Jr. and Andre Koo jointly have a beneficial ownership of 10,799,999 common shares of our Company.

(2)	Martin Currie Investment Management Ltd. owns 901,270 common shares of our Company through its wholly owned subsidiary Martin Currie China Ltd.
As of March 31, 2010, we had 55,116,202 Shares outstanding, of which 40,326,938 shares representing approximately 73.17 percent of our total outstanding shares were not held by our major shareholders as disclosed above. As of March 31, 2010, 43,760,928 Shares were held by 18 record holders, including nominee holders, with a registered address in the United States.
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
Licensing Contractual Arrangements
Freestyle License Agreement
As of December 31, 2007, December 31, 2008, December 31, 2009 and May 31, 2010, JC Entertainment Corporation (“JCE”) owned approximately 10.5, 10.8, 10.8 and 10.8 percent, respectively, of the total outstanding voting rights of T2CN.
During 2007 and after our consolidation of T2CN, J-Town paid to JCE total licensing fees of approximately US$3.0 million and total royalty fees of approximately US$1.4 million. During 2008, J-Town paid to JCE total licensing fees of approximately US$1.2 million and total royalty fees of approximately US$2.8 million. During 2009, J-Town paid to JCE total licensing fees of approximately US$1.5 million and total royalty fees of approximately US$2.6 million. As of December 31, 2008 and 2009, J-Town had a royalty payable to JCE of approximately US $445 thousand and US $925 thousand, respectively, and prepaid licensing fees of approximately US $6.6 million and US $5.4 million, respectively. As of December 31, 2009, based on the game licensing agreements signed with JCE, J-Town also committed to pay certain licensing fees totaling approximately $1.5 million. During the period from January 1, 2010 until May 31, 2010, J-Town paid to JCE total licensing fees of nil and total royalty fees of approximately US$1.1 million.

Borrowings
A key manager of Waterland Financial Holdings is one of our directors. As of December 31, 2008, December 31, 2009 and May 31, 2010, we had short-term borrowings in the amount of US$1.5 million, US$1.6 million, and nil, bearing interest of 5.038 percent, 3.288 percent, and nil, respectively, indebted to Waterland Financial Holdings.
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
In February 2009, liaison counsel for the plaintiffs informed the District Court that a settlement agreement had been reached among all the parties to these actions. Subsequently, the plaintiffs made a motion for preliminary approval of the settlement. On or around June 10, 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the settlement agreement, and set the date for a hearing on final approval of the settlement on September 10, 2009. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the settlement agreement. However, no briefs have been filed yet with respect to these appeals.
Pursuant to the settlement agreement, the defendants agreed to pay a total amount of US$586 million (the “Settlement Amount”) in exchange for the plaintiffs’ agreement to release all claims arising from or related to the allegations in the complaint. In addition, the issuers’ insurers and the underwriter defendants agreed to advance US$10 million for the purposes of notice and administration costs. The parties agreed that final approval of the settlement in all actions is required.
Our Company’s share of the Settlement Amount will be paid by the insurance. We had an insurance policy with American Insurance Group with US$10 million of liability coverage when the class action lawsuit was made. According to the insurance policy, our Company is required to pay a US$500,000 deductible. We recorded a provision of US$500,000 in 2003, representing our deductible amount, related to these claims. In 2005, our legal counsel advised that it is unlikely that we will have to pay any remaining, unused portion of our deductible with respect to the claims. Accordingly, we reversed the provision of US$500,000 in 2005. As of December 31, 2009, we were indebted to our legal counsel in the amount of US$22,388.61 for billed but unpaid fess or other charges, which should be paid by the insurers. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claims.

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
In addition, TFN and CHT filed patent invalidation applications with Taiwan Intellectual Property Office and Taiwan Ministry of Economic Affairs to invalidate the PPPoE Patent against us in July 2008 and January 2009, respectively. We submitted our responses to TFN and CHT’s patent invalidation applications in September 2008 and March 2009, respectively. The patent invalidation applications are still under review and investigation by Taiwan Intellectual Property Office, we are not able to assess the likelihood of the outcome, nor can we provide a timeline for the eventual resolutions. On November 20, 2008, we filed an application with Taiwan Intellectual Property Office to amend the contents of the specification and drawings of our PPPoE Patent to correct certain errors made therein.
Mgame Arbitration
On February 3, 2010, a notice of arbitration was submitted to the Singapore International Arbitration Centre (the “SIAC”) by Hoshin GigaMedia Center Inc., our wholly-owned subsidiary ( “HGC”) on its own behalf against Mgame Corporation (“Mgame”) in connection with an Exclusive Game License Agreement dated as of September 17, 2007 and a Supplemental Agreement dated as of January 1, 2008 (together, the “Agreement”), under which Mgame granted a license to HGC and Funtown Hong Kong Limited, our wholly-owned subsidiary, to operate, promote, publish, produce and distribute the Holic Online game in Taiwan, Hong Kong and Macau (the “Notice of Arbitration”). In the Notice of Arbitration, HGC accused Mgame of wrongful actions and of breaching Article 6 of the Agreement. Mgame’s wrongful conducts include, but are not limited to: (a) failing to take necessary measures to ensure that the Holic Online game is adequately protected and safeguarded against any hackings; (b) failing to effectively take all necessary technical and legal measures against the hackings occurred during the past twelve months; and (c) unilaterally shutting down the Holic Online game servers for consecutive three days starting from December 1, 2009 without any reasonable cause or prior agreement by HGC causing the Holic Online game to become inaccessible and unplayable by the end users of the Holic Online game.
On April 29, 2010, Mgame filed a response to notice of arbitration and counterclaim under which Mgame denied all HGC’s claims and allegations in the Notice of Arbitration and brought a counterclaim for (a) declaring that HGC breached its obligations to pay the minimum guarantee as provided in the Agreement; (b) ordering HGC to pay US$375,000 for its due and outstanding amount of the minimum guarantee payment together with 3% per annum accrued thereon; and (c) ordering HGC to pay any other outstanding amounts for which it is liable under the Agreement.
HGC and Mgame agreed that the dispute shall be resolved by arbitration in Singapore in accordance with the Arbitration Rules of the SIAC and be heard and decided by a sole arbitrator selected by HGC and Mgame.

We believe HGC will be successful in pursuing the arbitration with Mgame. However, there is no assurance that HGC will be successful in its claims against Mgame, including its claim for Mgame’s refunding the minimum guarantee in respect of Taiwan and the costs and expenses of the arbitration.
ESET Litigation
In September 2009, UIM and Internet Media Licensing Ltd. (“IML”), our wholly-owned subsidiary, became aware that ESET, LLC (“ESET”), an anti-virus software provider, had marked and identified the software used on the Everest Poker and Everest Casino online gaming websites (the “Everest Software”) as “malware,” which, in turn, resulted in users being blocked and prevented from accessing the Everest Software. In November 2009, UIM and IML filed a complaint in California against ESET for defamation, trade libel, tortious interference with contractual relations, intentional interference with prospective economic advantage and negligent interference with prospective economic advantage. A hearing was held on April 9, 2010 in San Diego. The motion for dismissal made by ESET was granted in April 2010. IML and UIM are currently evaluating the benefit of filing an appeal.
World Series of Poker Litigation
On April 1, 2010, a complaint was filed on behalf of UIM, our wholly owned subsidiary, against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotional agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) for: (a) breach of the Agreement; (b) breach of the implied covenant of good faith and fair dealing; (c) unjust enrichment; (d) declaratory relief; and (e) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed. The request for the TRO was subsequently denied by the Court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.
Harrah’s also filed a motion to dismiss the complaint. The next step in the process will be oral argument, but a date for a hearing has not yet been scheduled. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit against UIM for (a) breach of the Agreement; (b) breach of the implied covenant of good faith and fair dealing; and, (c) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009 the Agreement was assigned by Harrah’s to Harrah’s Interactive. UIM has asked Harrah’s to stipulate to consolidation, and Harrah’s has agreed to do so.
We believe UIM will be successful in pursuing and defending the lawsuits of Harrah’s. However, there is no assurance that UIM will be successful in our claims against Harrah’s, including our claim for compensatory damages and/or attorney fees and costs.
Except for the above mentioned arbitration and litigations, we confirm that we are not involved in any other litigation or legal or administrative proceedings that, in our management’s view, would have a material adverse effect on our business operations.
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
ITEM 9. THE OFFER AND LISTING
Not applicable, except for “— A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” as disclosed below.
Our Shares have been listed and traded on the NASDAQ Stock Market since February 18, 2000.
The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Stock Market.

	Common Shares
Year Ending December 31	High	Low
	(in US$)
2005	$2.99	$1.30
2006	$12.38	$2.90
2007	$24.61	$9.28
2008	$20.70	$2.90
2009	$7.47	$3.04

	Common Shares
Year Ending December 31, 2009	High	Low
	(in US$)
First quarter	$7.47	$4.33
Second quarter	$7.02	$5.29
Third quarter	$5.77	$4.41
Fourth quarter	$4.95	$3.04

	Common Shares
Year Ending December 31, 2010	High	Low
	(in US$)
First quarter	$3.32	$2.74
Second quarter (through June 25, 2010)	$3.25	$2.03

	Common Shares
Monthly Highs and Lows	High	Low
	(in US$)
December 2009	$4.18	$3.04
January 2010	$3.32	$2.74
February 2010	$3.06	$2.76
March 2010	$3.31	$2.90
April 2010	$3.25	$2.98
May 2010	$2.98	$2.33
June 2010 (only through June 25, 2010)	$2.45	$2.03
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
As of May 31, 2010, an aggregate of 55,340,202 shares have been issued and are outstanding.
C. Material Contracts
The following are summaries of our certain material contracts. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report.
Sale of Internet Access and Service Business
Share Sales and Purchase Agreement among Champion Limited, Gigamedia International Holdings Limited and GigaMedia, dated August 28, 2008
On August 28, 2008, we entered into a share sale and purchase agreement, pursuant to which we sold 100 percent of Hoshin Multimedia to Champion Limited, an affiliate of China Network Systems Co., Ltd. for an aggregate sale price of US$7.0 million.
Share Sales and Purchase Agreement between China Network Systems Co., Ltd. and Hoshin GigaMedia, dated August 28, 2008
On August 28, 2008, we entered into a share sale and purchase agreement, pursuant to which we sold 100 percent of KBT, our wholly-owned subsidiary, to China Network Systems Co., Ltd. for an aggregate sale price of US$10.0 million. In addition, we may be entitled to receive additional cash payments of US$3.0 million and US$2.0 million if the Internet access and service business that we sold achieves certain earn-out targets by September 2009 and September 2010, respectively. The earn-out targets will be determined by future gross profits in accordance with a formula and timeline set forth in the agreement.

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
Transitional Service Agreement among Ko Ying, Hoshin GigaMedia and KBT, dated September 3, 2008
On September 3, 2008, we entered into a transitional service agreement with Ko Ying, under which we agreed to provide certain transitional services to facilitate the sale of our Internet access and service business under the relevant sales and purchase agreements.
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
Transactions with Infocomm Asia
Subscription Agreement between Infocomm Asia and GigaMedia Asia Pacific Limited, dated April 30, 2010
On April 30, 2010, we entered into a subscription agreement with Infocomm Asia, under which Infocomm Asia agreed to allot and issue, and we agreed to subscribe for, an aggregate of 10,000,000 class B preference shares of Infocomm Aisa at US$1.00 for each share, for an aggregate consideration of US$10 million.
The Amendment to the Subscription Agreement between Infocomm Asia and GigaMedia Asia Pacific Limited, June 25, 2010
On June 25, 2010, we entered into an amendment to the subscription agreement with Infocomm Asia, under which Infocomm Asia agreed to allot and issue, and we agreed to subscribe and pay for 500,000 class B preference shares of Infocomm Asia at US$20.00 for each share, for an aggregate consideration of US$10 million. Except as expressly modified in this Amendment, all other terms and conditions contained in the Subscription Agreement dated April 30, 2010 shall remain in full force and effect.
Share Purchase Agreement between Infocomm Investments Pte Ltd and GigaMedia Asia Pacific Limited, dated April 30, 2010
On April 30, 2010, we entered into a share purchase agreement with Infocomm Investments Pte Ltd, under which Infocomm Investments Pte Ltd agreed to sell and we agreed to purchase, a total of 3,000,000 class A preference shares of Infocomm Asia for an aggregate consideration of US$1.5 million.

Share Purchase Agreement between Bodhi Investments LLC and GigaMedia Asia Pacific Limited, dated April 30, 2010
On April 30, 2010, we entered into a share purchase agreement with Bodhi Investments LLC, under which Bodhi Investments LLC agreed to sell and we agreed to purchase, a total of 208,881 class B preference shares of Infocomm Asia for an aggregate consideration of US$2,668,430.
Share Purchase Agreement between China Interactive Limited and GigaMedia Asia Pacific Limited, dated June 30, 2010
On June 30, 2010, we entered into a share purchase agreement with China Interactive Limited, under which China Interactive Limited agreed to sell and we agreed to purchase, a total of 3,000,000 class A preference shares of Infocomm Asia for an aggregate consideration of US$3 million.
Deed of Guarantee, Undertaking and Indemnity among GigaMedia Asia Pacific Limited, Management Capital International Ltd and China Interactive Limited, dated April 30, 2010
On April 30, 2010, we entered into a deed of guarantee, undertaking and indemnity with Management Capital International and China Interactive Limited, under which we agreed to provide a guarantee on behalf of Infocomm Asia and its wholly owned subsidiary Monsoon Online Pte. Ltd. (“Monsoon”) to a licensor of certain games to Infocomm Asia and Monsoon. The guarantee includes but is not limited to payment of the royalties, license fees and the minimum guarantees associated with the licensed games as set forth within relevant licensing agreements.
Shareholder Loan Agreement between GigaMedia Asia Pacific Limited and Infocomm Asia, dated April 30, 2010
On April 30, 2010, we entered into a shareholder loan agreement with Infocomm Asia, under which we agreed to make available a loan facility to Infocomm Asia and Infocomm Asia agreed to borrow from us, in a fixed aggregate principal amount of US$7 million. The loan is to be used by Infocomm Asia to support its current operations. The loan has a five year term and bears interest at 3 percent per annum. The shareholder loan agreement was amended on June 1, 2010.
Loan Assignment Agreement among GigaMedia Asia Pacific Limited, Infocomm Asia and Spring Asia Limited, dated June 1, 2010
On June 1, 2010, we entered into a loan assignment agreement with Infocomm Asia and Spring Asia Limited, under which we agreed to assign and transfer to Spring Asia Limited, a Labuan company wholly owned by us, and Spring Asia Limited agreed to accept the assignment and transfer from us of, all of our rights and interests as a lender under the Shareholder Loan Agreement dated April 30, 2010 and the Amendment to Shareholder Loan Agreement dated June 1, 2010.
Loan Agreement between Spring Asia Limited and Infocomm Asia, dated May 20, 2010
On May 20, 2010, we entered into a loan agreement with Infocomm Asia, under which we agreed to make available a loan facility to Infocomm Asia and Infocomm Asia agreed to borrow from us, in a fixed aggregate principal amount of US$6.5 million. Infocomm Asia shall apply the loan towards meeting its working capital requirements. The loan will expire at the closing date of the subscription agreement between Infocomm Asia and us dated April 30, 2010 and bears interest at 3 percent per annum. The loan agreement was amended on June 1, 2010.
Transaction with Mangas Gaming
Stock and Asset Purchase Agreement among Mangas Gaming, GigaMedia Limited, UIM and the Other Parties Named Thereto, dated December 15, 2009 and Amendment No. 1 to Stock and Asset Purchase Agreement, dated March 31, 2010
On December 15, 2009, we entered into a stock and asset purchase agreement with Mangas Gaming, UIM and the other parties named in the agreement, under which we agreed to sell 60 percent interest in our online game software business to Mangas, a leading European sports betting and online gaming group. The strategic alliance with Mangas was structured as a stock and asset sale to a newly-formed French entity, Mangas Everest, in which we received a 40 percent stake. The sale was completed on April 8, 2010.
As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets of which were sold to Mangas Everest as part of the transaction. We had historically consolidated UIM’s assets, liabilities and results of operations in our consolidated financial statements in accordance with the FASB Accounting Standards Codification, although we did not historically hold any equity ownership in UIM. UIM was an online entertainment operator that provided online gaming services, including online casinos and virtual poker rooms. We sometimes refer to our online gaming software business and UIM’s business as the “Everest Business”. For its 60 percent stake in the Everest Business, Mangas made an initial cash payment of approximately US$100 million, which will be followed by a final earn-out payment in 2012 to be determined by reference to the fair-market value of Mangas Everest in May 2012.

We hold the remaining 40 percent of Mangas Everest with a put option to sell all or part of its share to Mangas. The put option is exercisable in 2013, 2014 and 2015. Mangas holds a call option on any remaining Mangas Everest interests held by GigaMedia which it may exercise in 2015 and 2016. For both GigaMedia’s put option and Mangas’s call option, the price paid will be determined based upon the fair market value of Mangas Everest as of December 31 of the prior year, as determined by mutual agreement between the parties or, failing that, an appraisal process.
GigaMedia has retained liability for certain potential tax claims, if any, and existing liabilities of the Everest Business, and also has agreed to provide a limited indemnity with respect to breaches of representations and warranties (which generally survive until December 31, 2011) and covenants contained in the purchase agreement.
While Mangas will generally control the day-to-day operations of Mangas Everest, so long as we at least hold 20 percent of Mangas Everest’s share capital, we will have approval rights over certain material actions of Mangas Everest, including certain issuances of securities of Mangas Everest, certain acquisitions and dispositions of assets and material changes to the principal business of Mangas Everest. In addition, so long as GigaMedia holds at least 10 percent of Mangas Everest’s share capital, we will have representation on the board of directors of Mangas Everest. Mangas has agreed that it will not acquire other online poker businesses without first giving Mangas Everest the opportunity to acquire such business, at GigaMedia’s discretion, so long as GigaMedia holds at least 20 percent of Mangas Everest’s share capital.
T2CN Agreement with Jinyou
See Item 4, “Information on the Company — C. Organizational Structure” in this annual report.
Other Material Contracts
Other material contracts are incorporated by reference to our annual reports for the year ended December 31, 2007 and for the year ended December 31, 2008 on Form 20-F (File No. 000-30540) and for additional information on our material contracts, see Item 7, “Major Shareholders and Related Party Transactions — B. Related Party Transactions” in this annual report.
D. Exchange Controls
There are no limitations imposed by Singapore law or by our Articles of Association on the right of a non-resident or foreign owner to hold or vote the Shares.
As we have disclosed in Item 3, “Key Information — D. Risk Factors — Risk Related to Doing Business in Greater China — Changes in foreign exchange and foreign investment regulations and limitations on dividend payment in the PRC may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts” in this annual report, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE or its local competent branches.
Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current-account transactions at banks in the PRC with authorization to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE or its local competent branches is a pre-condition. Capital investments by foreign-invested enterprises outside the PRC are subject to limitations and requirements in the PRC, such as prior approvals from the MOFCOM, SAFE and National Development and Reform Commission of the PRC.

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
The normal tax rate for corporate profits in Singapore is 17 percent for the year of assessment 2010 (i.e., for the income earned in the financial year or other basis period ended 2009). Resident individuals are subject to tax at progressive rates.
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

Gains on Disposal of Shares
Singapore does not impose tax on capital gains. However, there are no specific laws or regulations which deal with the characterization of capital gains and hence, gains on disposal of shares may be construed to be of an income nature and subject to Singapore income tax if they arise from or are otherwise connected with the activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. You should consult your tax advisors concerning the Singapore tax consequences of acquiring, owning, selling or otherwise disposing the Shares.
Stamp Duty
There is no stamp duty payable in respect of the issuance and holding of our Shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2.00 for every S$1,000 or any part thereof, of the consideration for or market value of the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument is executed outside Singapore, or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing shares. However, stamp duty would be payable if an instrument of transfer which is executed outside Singapore is received in Singapore.
Under Singapore law, our directors may not register a transfer of our Shares unless the instrument of transfer has been duly stamped.
Singapore Estate Duty
’’Estate duty has been abolished for deaths occurring on or after February 15, 2008.
You should consult your tax advisors regarding the non-Singapore estate duty consequences of your ownership of our Shares.
Goods and Services Tax (“GST”)
The sale of our Shares by an investor belonging in Singapore to another person belonging in Singapore is an exempt supply not subject to GST. Any GST directly or indirectly incurred by the investor in respect of this exempt supply would be a cost to the investor.
Where our Shares are sold by a GST-registered investor to a person belonging outside Singapore and that person is outside Singapore when the sale is executed, the sale should generally be considered as taxable supply subject to GST at zero-rate. Any GST incurred by the investor in the making of such supply, if the same is a supply in the course of or furtherance of a business may be fully recoverable from the Comptroller of GST.
Services such as brokerage, handling and clearing services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase, sale or holding of our Shares will be subject to GST at the rate of 7 percent (previously, the GST rate was 5 percent). Similar services rendered to an investor belonging outside Singapore should generally be subject to GST at zero-rate.

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
Passive Foreign Investment Company Rules
In general, we will be classified as a “passive foreign investment company” (“PFIC”) for any taxable year if either (i) at least 75 percent of our gross income is passive income or (ii) at least 50 percent of the value (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as active. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In light of our significant cash balances resulting from our Transaction with Mangas, we may be classified as a PFIC for the current taxable year. Whether we are classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including, among other items, the level of our cash, cash equivalents and short-term investments) and gross income (including whether such income is active versus passive income as specially determined under the PFIC rules) for such taxable year, which assets, both of which and gross income are subject to change from year to year. Because the determination of whether we are a PFIC is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurance we will not be classified a PFIC in the current or any future taxable year. Such determination will depend, in part, on the market value of our Shares, which we cannot control, and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our transaction with Mangas. Provided we are a PFIC for any taxable year during your holding period of our Shares, the PFIC tax rules discussed below generally will apply in future years even if we cease to be a PFIC in subsequent years. The 15 percent maximum rate on our dividends would not apply if we are or become classified as a PFIC.

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
Under recently enacted legislation, each U.S. person who holds a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. person holds Shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the Shares, any gain realized on the disposition of the Shares, and any “reportable election.”
Backup Withholding and Information Reporting
Recently enacted legislation imposes new reporting requirements on certain U.S. individual investors in connection with holding shares of a foreign company, including our Shares, either directly or through a “foreign financial institution”. This new legislation also imposes penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. individual investors may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our Shares. Dividend payments with respect to our Shares and proceeds from the sale or other disposition of our Shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). U.S. individual investors should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

As of December 31, 2009, we had bank deposits of approximately US$3.3 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange gain of approximately US$247 thousand and unrealized foreign exchange loss of approximately US$79 thousand in the year ended December 31, 2009.
As of December 31, 2009, we had available-for-sale marketable securities of approximately US$9.6 million and denominated in foreign currencies other than measurement currencies of the entity holding such assets. Future fluctuation of the exchange rates could impact the periodic impairment assessment on other-than-temporary loss of these assets.
Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10 percent change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of approximately 0.7 percent in our total equity as of December 31, 2009.
Interest Rate Risk
Our exposure to interest rates relates primarily to our short-term loans from various banks. The variations in fair value of the marketable securities that we owned as of December 31, 2009 do not have direct relationship with interest rates changes. As of December 31, 2009, we had no investment in fixed-income or money market investment funds. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. Increases in interest rates of the loans will increase our interest expenses. As of December 31, 2009, we had approximately US$22.5 million of short-term loans, with a weighted average interest rate of approximately 2.24 percent. Based on our sensitivity analysis with respect to our short-term loans, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.
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
D. Change of Trustees or Paying Agents for any Registered Securities
None.
E. Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2009 was effective.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by GHP Horwath, P.C., our independent registered public accounting firm, who has also audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, which appears on pages F-1 and F-2 of this annual report, on the effectiveness of our internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. Reserved
ITEM16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Michael Y. J. Ding, an independent director and a member of our audit committee, is an audit committee financial expert.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005, May 10, 2006 and February 13, 2009 in order to conform certain provisions in it with our newly adopted anti-fraud policy. The code of ethics was also amended on April 30, 2010 to incorporate non-competition and non-solicitation provisions. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8th Floor, No. 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, R.O.C., or by e-mail to: Brad.miller@GigaMedia.com.
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

On February 13, 2009, the code of ethics was amended to include the anti-fraud taskforce’s reporting obligation to our chief exeutive officer, chief financial officer, chief operating officer and audit committee after reviewing our anti-fraud policy, guidelines on fraud risk assessment and whistleblower program annually.
On April 30, 2010, our board of directors adopted a non-competition provision under which all of our employees, consultants, officers and directors may not participate, invest, license, employ or being employed, or cooperate with any company or entity engaged in a line of business which may be competitive with the business of the Company within three months after termination of their employment of the Company, except in cases where the local law or the contract states otherwise. The Company may take legal actions against such employees, consultants, officers or directors in the event that non-competition obligations are being violated. An amended non-solicitation provision was also adopted, under which all our employees, consultants, officers and directors may not, during their employment or within twelve months after termination of the employment, directly or indirectly, solicit, entice, or attempt to approach, solicit or entice any of the other employees of the Company or its affiliates to terminate the employment.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table summarizes the aggregate fees billed to us by GHP Horwath, P.C. for services performed relating to the fiscal years ended December 31, 2008 and 2009.

For the Years Ended December 31,	2008	2009
	(in US$)	(in US$)
Audit Fees	1,190,974	994,207
Audit-Related Fees	0	12,746
Tax Fees	23,004	23,123
All Other Fees	0	0
A. Audit Fees
Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for 2008 and 2009.
B. Audit-Related Fees
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under the paragraph captioned “Audit Fees” above. Audit related fees billed in 2009 consisted of accounting consultations in connection with business acquisitions and dispositions.
C. Tax Fees
Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns, and tax advisory services.
D. All Other Fees
All other fees are fees billed for services provided by the independent registered public accounting firm other than the services reported as audit fees, audit-related fees and tax fees above. No other fees were billed during 2008 and 2009.
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

4.1
End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated April 1, 2004, incorporated by reference to Exhibit 4.41 to our annual report for the year 2004 on Form 20-F filed with the SEC on June 30, 2005

4.2
Second Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2006, incorporated by reference to Exhibit 4.41 to our annual report for the year 2005 on Form 20-F filed with the SEC on June 28, 2006

4.3
Third Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2007, incorporated by reference to Exhibit 4.50 to our annual report for the year 2006 on Form 20-F filed with the SEC on June 29, 2007

4.4
Fourth Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2008, incorporated by referance to Exhibit 4.4 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.5
Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Entertainment, dated November 15, 2006, incorporated by reference to Exhibit 4.55 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.6
Supplemental Agreement to Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Entertainment, dated April 1, 2007, incorporated by reference to Exhibit 4.56 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.7
Exclusive Technical Service and Consultancy Agreement between T2 Entertainment and T2 Technology, dated November 15, 2006, incorporated by reference to Exhibit 4.57 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.8
Supplemental Agreement to Exclusive Technical Service and Consultancy Agreement between T2 Entertainment and T2 Technology, dated April 1, 2007, incorporated by reference to Exhibit 4.58 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.9
Agreement for Pledge of Shares in T2 Entertainment between Wang Chi, Lu Ning and T2 Technology, dated February 9, 2007, incorporated by reference to Exhibit 4.59 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.10
Exclusive Call Option Agreement regarding T2 Entertainment between Wang Chi, Lu Ning, T2 Entertainment and T2 Technology, dated February 9, 2007, incorporated by reference to Exhibit 4.60 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.11
Proxy Voting Agreement regarding T2 Entertainment between T2 Technology, T2 Entertainment, Wang Chi and Lu Ning, dated February 9, 2007, incorporated by reference to Exhibit 4.61 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.12
Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Advertisement, dated November 15, 2006, incorporated by reference to Exhibit 4.62 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

EXHIBIT	INDEX

4.13
Supplemental Agreement to Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Advertisement, dated January 1, 2007, incorporated by reference to Exhibit 4.63 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.14
Agreement for Pledge of Shares in T2 Advertisement between Chi Min, Chang Tao and T2 Technology, dated March 20, 2008, incorporated by reference to Exhibit 4.64 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.15
Exclusive Call Option Agreement regarding T2 Advertisement between Chi Min, Chang Tao, T2 Advertisement and T2 Technology, dated March 20, 2008, incorporated by reference to Exhibit 4.65 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.16
Proxy Voting Agreement regarding T2 Advertisement between T2 Technology, T2 Advertisement, Chi Min and Chang Tao, dated March 20, 2008, incorporated by reference to Exhibit 4.66 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.17
Share Purchase Agreement between William Zhu and GigaMedia China Limited, dated June 3, 2007, incorporated by reference to Exhibit 4.67 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.18
Share Purchase Agreement between Yu-Chia Lee and GigaMedia China Limited, dated June 6, 2007, incorporated by reference to Exhibit 4.68 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.19
Share Purchase Agreement between Zheng Bin and GigaMedia China Limited, dated June 10, 2007, incorporated by reference to Exhibit 4.69 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.20
Share Purchase Agreement between J&R Music LLC, Ya-Tsen Lin and GigaMedia China Limited, dated July 5, 2007, incorporated by reference to Exhibit 4.70 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.21
Share Purchase Agreement between Kingland Overseas Development Inc. and GigaMedia China Limited, dated July 6, 2007, incorporated by reference to Exhibit 4.71 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.22
Share Purchase Agreement between Jim Ji Wang and GigaMedia China Limited, dated July 6, 2007, incorporated by reference to Exhibit 4.72 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.23
Share Purchase Agreement between Marvel City Investments Limited and GigaMedia China Limited, dated May 26, 2008, incorporated by reference to Exhibit 4.73 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.24
Agreement for Pledge of Shares in Jinyou among Yang Zhuojun, Tan Yihui and T2 Technology, dated June 15, 2009, incorporated by reference to Exhibit 4.24 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.25
Exclusive Call Option Agreement regarding Jinyou among Yang Zhuojun, Tan Yihui, Jinyou and T2 Technology, dated June 15, 2009, incorporated by reference to Exhibit 4.25 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.26
Proxy Voting Agreement regarding Jinyou among T2 Technology, Jinyou, Yang Zhuojun and Tan Yihui, dated June 15, 2009, incorporated by reference to Exhibit 4.26 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.27
Exclusive Business Consultancy Service Agreement between T2 Technology and Jinyou, dated November 26, 2007, incorporated by reference to Exhibit 4.27 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.28
Exclusive Technical Service and Consultancy Agreement between Jinyou and T2 Technology, dated November 26, 2007, incorporated by reference to Exhibit 4.28 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.29
Share Sales and Purchase Agreement among Champion Limited, Gigamedia International Holdings Limited and GigaMedia, dated August 28, 2008, incorporated by reference to Exhibit 4.29 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

EXHIBIT	INDEX

4.30
Share Sales and Purchase Agreement between China Network Systems Co., Ltd. and Hoshin GigaMedia, dated August 28, 2008, incorporated by reference to Exhibit 4.30 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.31
Asset Sale and Purchase Agreement among Ko Ying, Hoshin GigaMedia and China Network Systems Co., Ltd., dated August 28, 2008, incorporated by reference to Exhibit 4.31 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.32
Transitional Service Agreement among Ko Ying, Hoshin GigaMedia and KBT, dated September 3, 2008, incorporated by reference to Exhibit 4.32 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.33
Assignment and Assumption Agreement between Hoshin GigaMedia and Hoshin Multimedia, dated September 3, 2008, incorporated by reference to Exhibit 4.33 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.34	Subscription Agreement between Infocomm Asia and GigaMedia Asia Pacific Limited, dated April 30, 2010#

4.35	The Amendment to the Subscription Agreement between Infocomm Asia and GigaMedia Asia Pacific Limited, dated June 25, 2010#

4.36	Share Purchase Agreement between Infocomm Investments Pte Ltd and GigaMedia Asia Pacific Limited, dated April 30, 2010#

4.37	Share Purchase Agreement between Bodhi Investments LLC and GigaMedia Asia Pacific Limited, dated April 30, 2010#

4.38	Deed of Guarantee, Undertaking and Indemnity among GigaMedia Asia Pacific Limited, Management Capital International Ltd and China Interactive Limited, dated April 30, 2010#

4.39	Shareholder Loan Agreement between GigaMedia Asia Pacific Limited and Infocomm Asia, dated April 30, 2010#

4.40	Loan Assignment Agreement among GigaMedia Asia Pacific Limited, Infocomm Asia and Spring Asia Limited, dated June 1, 2010#

4.41	Loan Agreement between Spring Asia Limited and Infocomm Asia, dated May 20, 2010#

4.42
Stock and Asset Purchase Agreement among Mangas Gaming, GigaMedia Limited, UIM and the Other Parties Named Thereto dated December 15, 2009 and Amendment No. 1 to Stock and Asset Purchase Agreement, dated March 31, 2010#

4.43	Fifth Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated April 1, 2009#

4.44	Share Purchase Agreement between China Interactive Limited and GigaMedia Asia Pacific Limited, dated June 30, 2010#

8.1	List of Subsidiaries#

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act#

12.2	Certification by our Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act#

13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

15.1	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm#

#	Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED
By:	/s/ Arthur M. Wang
Arthur M. Wang
Chief Executive Officer Date: June 30, 2010

GHP Horwath, P.C. 1670 Broadway, Suite 3000 Denver, Colorado 80202 303.831.5000 303.831.5032 Fax www.GHPHorwath.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
GigaMedia Limited
We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As discussed in Notes 1 and 5 to the consolidated financial statements, on December 15, 2009, the Company entered into an agreement to sell 60 percent of substantially all of the assets and liabilities of its gaming software and services business. The closing of the sale occurred on April 8, 2010.
As discussed in Note 1 to the consolidated financial statements, during 2009 the provisions of new accounting standards relating to business combinations and noncontrolling interests were adopted.
/s/ GHP HORWATH, P.C.
Denver, Colorado
May 13, 2010
A GHP Financial Group company

GHP Horwath, P.C. is a member firm of Crowe Horwath International Association. Each member firm is a separate and independent legal entity.

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2009
(in thousands)

	December 31
	2008	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 11)	$95,953	$55,566
Marketable securities-current (Note 12)	3,419	3,486
Accounts receivable-net (Note 13)	15,188	4,228
Prepaid expenses	9,907	1,204
Restricted cash	—	932
Assets held for sale-current (Note 5)	—	35,444
Other current assets (Notes 15 and 23)	4,332	3,979

Total Current Assets	128,799	104,839

Marketable securities-noncurrent (Note 14)	26,041	18,356

Investments	1,905	3,477

Retained ownership of gaming software and service business (Note 5)	—	25,951

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,832	1,171
Information and communication equipment	11,601	6,928
Office furniture and fixtures	2,575	915
Leasehold improvements	5,115	2,643
Other	250	148

	21,373	11,805
Less: Accumulated depreciation	(7,905)	(5,816)

	13,468	5,989

GOODWILL (Note 7)	87,098	44,417

INTANGIBLE ASSETS-NET (Note 8)	28,930	18,924

ASSETS HELD FOR SALE-NONCURRENT (Note 5)	—	31,301

OTHER ASSETS
Restricted cash	2,125	—
Refundable deposits	7,265	1,079
Prepaid licensing and royalty fees (Notes 9 and 24)	20,540	5,557
Other (Note 23)	622	291

Total Other Assets	30,552	6,927

TOTAL ASSETS	$316,793	$260,181

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2008 and 2009
(in thousands)

	December 31
	2008	2009
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts payable	$899	$591
Accrued compensation	3,503	2,814
Accrued expenses (Note 17)	11,345	6,719
Short-term borrowings (Notes 16 and 24)	15,243	22,503
Player account balances	32,827	—
Liabilities held for sale-current (Note 5)	—	26,458
Other current liabilities (Notes 18 and 23)	12,386	13,244

Total Current Liabilities	76,203	72,329

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	108	83
Liabilities held for sale-noncurrent (Note 5)	—	1,360
Other (Note 23)	3,406	49

Total Other Liabilities	3,514	1,492

Total Liabilities	79,717	73,821

COMMITMENTS AND CONTINGENCIES (Notes 25 and 26)	—	—

EQUITY (Note 20)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 54,365 thousand and 54,995 thousand shares on December 31, 2008 and 2009	300,021	304,379
Accumulated deficit	(45,304)	(94,389)
Accumulated other comprehensive loss	(26,261)	(25,245)

Total GigaMedia shareholders’ equity	228,456	184,745

Noncontrolling interest	8,620	1,615

Total Equity	237,076	186,360

TOTAL LIABILITIES AND EQUITY	$316,793	$260,181

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands except for earnings per share amounts)

	2007	2008	2009

OPERATING REVENUES
Gaming software and service revenues	$118,950	$144,765	$112,694
Online game and service revenues	32,764	45,604	46,887

Total	151,714	190,369	159,581

OPERATING COSTS
Cost of gaming software and service revenues	(16,201)	(22,770)	(20,102)
Cost of online game and service revenues	(9,118)	(12,404)	(16,785)

	(25,319)	(35,174)	(36,887)

GROSS PROFIT	126,395	155,195	122,694

OPERATING EXPENSES
Product development and engineering expenses	(7,338)	(13,455)	(14,195)
Selling and marketing expenses	(60,106)	(74,173)	(79,421)
General and administrative expenses	(20,983)	(25,035)	(29,692)
Bad debt expenses (Notes 13 and 15)	(548)	(2,905)	(1,092)
Impairment loss on property, plant and equipment (Note 10)	—	—	(1,250)
Impairment loss on goodwill (Note 10)	—	—	(14,103)
Impairment loss on prepaid licensing fees and intangible assets (Note 10)	—	(1,524)	(23,002)

	(88,975)	(117,092)	(162,755)

INCOME (LOSS) FROM OPERATIONS	37,420	38,103	(40,061)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,434	1,460	432
Gains on sales of marketable securities	184	373	—
Interest expense	(547)	(976)	(390)
Foreign exchange (loss) gain	(679)	240	168
Loss on disposal of property, plant and equipment	(102)	(253)	(31)
Loss on equity method investments	(369)	(3,010)	(87)
Impairment loss on marketable securities and investments (Note 10)	—	—	(15,743)
Other (Note 22)	2,143	842	127

	2,064	(1,324)	(15,524)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	39,484	36,779	(55,585)
INCOME TAX EXPENSES (Note 23)	(401)	(1,069)	(517)

INCOME (LOSS) FROM CONTINUING OPERATIONS	39,083	35,710	(56,102)
INCOME FROM DISCONTINUED OPERATIONS-NET OF TAX (Note 4)	1,088	9,435	222

NET INCOME (LOSS)	40,171	45,145	(55,880)
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(1,281)	(757)	6,795

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$38,890	$44,388	$(49,085)

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA:
Income (loss) from continuing operations-net of tax	$37,802	$34,953	$(49,307)
Income from discontinued operations-net of tax	1,088	9,435	222

	$38,890	$44,388	$(49,085)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic:
Income (loss) from continuing operations	$0.72	$0.65	$(0.90)
Income from discontinued operations	0.02	0.17	—

Net income (loss)	$0.74	$0.82	$(0.90)

Diluted:
Income (loss) from continuing operations	$0.63	$0.58	$(0.90)
Income from discontinued operations	0.02	0.16	—

Net income (loss)	$0.65	$0.74	$(0.90)

WEIGHTED AVERAGE SHARES USED TO COMPUTE
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic	52,876	54,110	54,524

Diluted	60,022	60,152	54,524

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands)

	2007	2008	2009

NET INCOME (LOSS)	$40,171	$45,145	$(55,880)

OTHER COMPREHENSIVE INCOME-NET OF TAX:
Unrealized gain (loss) on marketable securities	58	(282)	67
Defined benefit pension plan adjustment	(54)	95	(68)
Foreign currency translation adjustments	855	893	1,003

	859	706	1,002

COMPREHENSIVE INCOME (LOSS)	41,030	45,851	(54,878)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(1,607)	(1,288)	6,809

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$39,423	$44,563	$(48,069)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares			Accumulated other
	and additional paid-in capital		Accumulated	comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 20)	income (loss)	interest	Total

Balance as of January 1, 2007	51,495	$289,495	$(128,439)	$(26,969)	$1,534	$135,621
Issuance of common shares from exercise of stock options and RSUs	1,979	2,733	—	—	—	2,733
Issuance of common shares for acquisition (Note 6)	226	2,703	—	—	—	2,703
Stock-based compensation	—	1,862	—	—	58	1,920
Adjustment for initial application of new guidance related to uncertain tax positions (Note 23)	—	—	(143)	—	—	(143)
Acquisitions and change in ownership interest of investments	—	—	—	—	6,811	6,811
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(200)	(200)
Net income	—	—	38,890	—	1,281	40,171
Components of other comprehensive income:
Change in unrealized gain (loss) on marketable securities	—	—	—	58	—	58
Defined benefit pension plan adjustment	—	—	—	(54)	—	(54)
Foreign currency translation adjustments	—	—	—	529	326	855

Total comprehensive income	—	—	—	—	—	41,030

Balance as of December 31, 2007	53,700	296,793	(89,692)	(26,436)	9,810	190,475
Issuance of common shares from exercise of stock options and RSUs	665	495	—	—	—	495
Stock-based compensation	—	2,733	—	—	79	2,812
Purchase of T2CN common shares from noncontrolling interest and T2CN buy back and cancellation of its common shares (Note 6)	—	—	—	—	(2,257)	(2,257)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(300)	(300)
Net income	—	—	44,388	—	757	45,145
Components of other comprehensive income:
Change in unrealized gain (loss) on marketable securities	—	—	—	(282)	—	(282)
Defined benefit pension plan adjustment	—	—	—	95	—	95
Foreign currency translation adjustments	—	—	—	362	531	893

Total comprehensive income	—	—	—	—	—	45,851

Balance as of December 31, 2008	54,365	300,021	(45,304)	(26,261)	8,620	237,076
Issuance of common shares from exercise of stock options and RSUs	630	1,320	—	—	—	1,320
Stock-based compensation	—	3,150	—	—	127	3,277
Purchase of T2CN common shares from noncontrolling interest (Notes 1 and 6)	—	(112)	—	—	(173)	(285)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(150)	(150)
Net loss	—	—	(49,085)	—	(6,795)	(55,880)
Components of other comprehensive loss:
Change in unrealized gain (loss) on marketable securities	—	—	—	67	—	67
Defined benefit pension plan adjustment	—	—	—	(68)	—	(68)
Foreign currency translation adjustments	—	—	—	1,017	(14)	1,003

Total comprehensive loss	—	—	—	—	—	(54,878)

Balance as of December 31, 2009	54,995	$304,379	$(94,389)	$(25,245)	1,615	$186,360

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands)

	2007	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$40,171	$45,145	$(55,880)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,184	4,031	4,358
Amortization	3,214	4,342	5,219
Stock-based compensation	1,862	2,780	3,277
Impairment loss on property, plant and equipment	—	—	1,250
Impairment loss on goodwill	—	—	14,103
Impairment loss on prepaid licensing fees and intangible assets	—	1,524	23,002
Provision for bad debt expenses	743	2,953	1,092
Gain on divestiture of business	—	(11,014)	—
Gain on sales of investment option rights	(498)	—	—
Gain on cancellation of preferred share call options	(1,069)	—	—
Loss on disposal of property, plant and equipment	134	282	31
Gain on sale of marketable securities	(205)	(400)	—
Loss on equity method investments	369	3,010	87
Impairment loss on marketable securities and investments	—	—	15,743
Other	(86)	300	25
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	(3,864)	465	(5,015)
Prepaid expenses	(2,316)	(4,373)	1,061
Other current assets	3,673	(2,304)	(553)
Accounts payable	(327)	33	(298)
Accrued expenses	2,893	2,326	2,243
Accrued compensation	1,991	(2,057)	386
Player account balances	17,609	5,691	2,187
Other current liabilities	(1,259)	336	1,500
Accrued pension liabilities	(62)	(167)	(25)
Prepaid licensing and royalty fees	(9,829)	(4,685)	(4,216)
Other	(165)	2,532	(941)

Net cash provided by operating activities	56,163	50,750	8,636

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in restricted cash	(3,550)	4,122	187
Proceeds from disposal of marketable securities	20,151	25,095	—
Divestiture of business, net of cash transferred	4,930	16,471	1,006
Purchase of property, plant and equipment	(4,900)	(8,814)	(5,761)
Proceeds from disposal of property, plant and equipment	46	35	17
Proceeds from sales of investment option rights	580	—	—
Purchase of marketable securities	(26,552)	(24,746)	(7,052)
Purchase of investments	(1,827)	(190)	(2,612)
Purchase of intangible assets	(4,642)	(7,509)	(8,807)
Acquisitions, net of cash acquired	(13,983)	(4,642)	(285)
Increase in loan receivable	(2,500)	—	(637)
Decrease (increase) in refundable deposits	(610)	(5,862)	1,986
Other	(314)	(380)	(120)

Net cash used in investing activities	(33,171)	(6,420)	(22,078)

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2007, 2008 and 2009
(in thousands)

	2007	2008	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term borrowings	20,126	(18,058)	7,261
Capital contribution received from non-controlling interest shareholders	30	—	—
Cash received from the exercise of stock options	2,733	495	1,320
Cash dividend to noncontrolling interest shareholders of variable interest entity	(200)	(300)	(150)
Other	(117)	(13)	(5)

Net cash provided by (used in) financing activities	22,572	(17,876)	8,426

Exchange difference	627	936	(356)

Cash balance included in assets held for sale and retained ownership of gaming software and service business	—	—	(35,015)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	46,191	27,390	(40,387)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,372	68,563	95,953

CASH AND CASH EQUIVALENTS AT END OF YEAR	$68,563	$95,953	$55,566

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$621	$1,008	$388

Income tax paid during the year	$827	$1,412	$1,230

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in unrealized holding gain (loss) on available-for-sale securities	$58	$(282)	$67

Accrual for investing in marketable securities	$2,204	—	—

Issuance of common shares for acquisition	$2,703	—	—

Divestiture of business — consideration receivable	—	1,006	—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
The gaming software and service business develops and licenses online poker and casino gaming software solutions and application services, primarily targeting continental European markets. As a software developer and support service provider, we offer software solutions for online gaming, which we license under a software license and support service contract. On December 15, 2009, GigaMedia entered into a Stock and Asset Purchase Agreement (the “SAPA”) with Mangas Gaming, a French Corporation, (“Mangas”) to sell 60 percent of our gaming software and service business in 2010. (See Note 5, “Assets and Liabilities Held for Sale”, for additional information).
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As a result of the SAPA entered into with Mangas in December 2009, 60 percent of substantially all of the operating assets of our gaming software and service business, including certain liabilities associated with these assets, are presented as held for sale as of December 31, 2009. The gaming software and service business does not qualify as a component that may be reported as discontinued operations due to our significant continuing involvement in the component after the disposal transaction. (See Note 5, “Assets and Liabilities Held for Sale”, for additional information).
Principles of Consolidation
The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned and majority-owned subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities (“VIE”) as defined by the Financial Accounting Standards Board (“FASB”) are included in the Consolidated Financial Statements. (See Note 3, “Variable-Interest Entities”). The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.
Foreign Currency Translation
The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2007, 2008 and 2009 were ($27) million, ($27) million, and ($26) million, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
Multiple-Element Arrangements
Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.
In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Gaming Software and Service Revenues
Gaming software and service revenues are related to software products we develop and license and support services we provide for online real-money gaming solutions and applications.
The results of a software licensee of our Company, Ultra Internet Media, S.A. (“UIM”) have been incorporated into our Consolidated Financial Statements as UIM meets the criteria of VIE as defined by the FASB Accounting Standards Codification. UIM and GigaMedia are separately owned. (See Note 3, “Variable-Interest Entities”, for additional information). Our software licensing and support service revenues are based upon a percentage of gross receipts generated by UIM’s online gaming operations, and are recognized monthly. Software licensing and support service revenues we receive from providing such services to UIM have been eliminated in consolidation.
UIM generates revenues by providing and promoting online games of skill and chance that are available on its free download gaming software. We consider multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers. UIM’s online gaming service is inseparable from the software element involved and UIM does not sell each element separately. UIM’s online gaming service does not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform are recognized at the time games are played and are net of player winnings. Transaction fee revenues derived from UIM’s online multi-player poker platform are recognized as services are provided.
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
Revenue Included within Discontinued Operations
For 2007, 2008 and 2009, a portion of our Company’s revenue was generated from our Internet access and service business. We disposed of the remaining portion of our Internet access and service business in September 2008, and as a result, have classified the income from these revenue-generating activities as part of discontinued operations. (See Note 4, “Divestitures”, for additional information).
Our Internet access and service business revenues were recorded net of discounts and net of fees paid to cable partners, and were recognized on a straight-line basis over the subscription period or for the period in which the service was performed. Any advanced payment receipts were recorded as deferred revenues included in other current liabilities in our Consolidated Balance Sheets and were amortized over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognized when products were delivered or services were provided.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Player Account Balances
Player account balances are related to player deposits from our gaming software and service business. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds. (See Note 5, “Assets and Liabilities Held for Sale”, for additional information).
Deferred Revenues
Deferred revenues are included in other current liabilities, and consist of the prepaid income related to our online game and service business.
Operating Costs
Operating costs primarily consist of processing costs, online game royalties, bandwidth, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs, depreciation, maintenance and other overhead expenses directly attributable to our gaming software and service revenues and online game and service revenues.
Prepaid Licensing and Royalty Fees
Our Company, through our subsidiaries and VIE subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing of multi-player online games.
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Prepaid royalty fees and related costs are recognized in the period in which the related online game revenue is recognized.
Fair Value Measurement
We adopted the guidance issued by FASB for fair value measurements and the fair value option for financial assets and financial liabilities on January 1, 2008. We did not record an adjustment to retained earnings as a result of the adoption of the guidance for fair value measurements, and the adoption did not have a material impact on our Consolidated Financial Statements. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings. Our Company has not elected to measure any financial assets or liabilities at fair value that were not previously required to be measured at fair value.
Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 10, “Fair Value Measurement”, for additional information).
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Marketable Securities
All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.
Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the Consolidated Statements of Operations. (See Note 10, “Fair Value Measurements”, for additional information).
Investments
Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method. The equity investments accounted for under the cost method as of December 31, 2008 and 2009 totaled $1,830 thousand and $3,255 thousand, respectively.
Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling interest are accounted for under the equity method and our Company’s income or loss on equity method investments is recorded in non-operating income or expenses. The difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our Consolidated Financial Statements unless our Company guaranteed obligations of the investee or has committed additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The equity investments accounted for under the equity method as of December 31, 2008 and 2009 totaled $75 thousand and $222 thousand, respectively.
As of December 31, 2008, we had an investment in CJIT2 Holding Limited and Taiwan E-Sport League Co., Ltd (“E-Sport”) representing an approximate 23 percent and 20 percent ownership interest, respectively, which we accounted for under the equity method of accounting. In June 2009, our ownership interest in E-Sport decreased to 15 percent after E-Sport issued additional shares. As a result of this transaction, we no longer have the ability to exercise significant influence over E-sport. Therefore, subsequent to June 2009, we applied the cost method of accounting to our investment in E-sport.
As of December 31, 2009, we had an investment in CJIT2 Holding Limited and Digiforce Co., Ltd. representing an approximate 23 percent and 30 percent ownership interest, respectively, which we accounted for under the equity method of accounting.
During 2008 and 2009, we recognized our share of losses under the equity method of accounting of $3,010 thousand and $87 thousand, respectively.
Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses in the Consolidated Statements of Operations. (See Note 10, “Fair Value Measurements”, for additional information).
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
Leasehold improvements are depreciated over the life of the lease or the economic useful life of the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.
In September 2008, we entered into agreements to lease certain of our Company’s land and buildings to a third party under an operating lease, which expires no later than September 2010. As of December 31, 2008 and 2009, the carrying amount of the land and buildings under lease was $1.6 million and $1.2 million, respectively. The rental income under the operating lease amounted to $21 thousand and $50 thousand for 2008 and 2009, respectively. The minimum rental income to be received under this operating lease is $20 thousand in 2010.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Acquisitions
Before January 1, 2009, our Company accounted for its business acquisitions using the purchase method as required by the FASB. Under the purchase method, the acquiring company allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, including intangible assets that can be identified. The purchase price in excess of the fair value of the net assets and liabilities identified is recorded as goodwill. Business acquisitions that our Company enters into after January 1, 2009 are being accounted for in accordance with the new accounting guidance issued by the FASB using the acquisition method. Under the new accounting guidance, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs will be generally expensed as incurred.
Intangible Assets and Goodwill
Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from three to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.
Impairment of Intangible Assets, Goodwill and Long-Lived Assets
Potential impairment of intangible assets with indefinite useful lives is evaluated, at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations.
Potential impairment of goodwill is tested annually, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized (which includes prepaid licensing and royalty fees) is evaluated, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amounts of the assets exceeds the fair value of the assets. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (See Note 10, “Fair Value Measurement”, for additional information).
Software Cost
Costs to develop our gaming software and online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the useful economic life of the software, ranging from three to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.
We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which range from three to five years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Product Development and Engineering
Product development and engineering expenses primarily consist of research compensation, depreciation, and amortization, and are expensed as incurred.
Advertising
Direct-response advertising costs incurred related to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized in the Consolidated Statements of Operations over the estimated lives of customer relationships. Costs of communicating advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.
Advertising expenses incurred in 2007, 2008 and 2009 totaled $50.1 million, $60.1 million and $63.6 million, respectively (including $28 thousand, $42 thousand, and $0 reported in discontinued operations in 2007, 2008 and 2009, respectively). As of December 31, 2008 and 2009, prepaid advertising amounted to $8.3 million and $6.8 million, respectively (of which $6.8 million is included in assets held for sale and retained ownership of gaming software and service business, see Note 5, “Assets and Liabilities Held for Sale”, for additional information).
Leases
Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the Consolidated Statements of Operations on a straight-line basis over the lease periods.
Share-Based Compensation
Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statement of Operations based on the employees’ respective function.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.
Retirement Plan and Net Periodic Pension Cost
Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the Consolidated Balance Sheets.
Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.
Comprehensive Income (Loss)
Comprehensive income (loss) is recorded as a component of equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, changes in unrealized holding gains and losses on marketable securities, and unrecognized actuarial gains or losses related to our defined benefit pension plan.
Accounting for Income Taxes
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a 50 percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income taxes expenses in the Consolidated Financial Statements.
Earnings Per Share
Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of diluted securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share as the inclusion of potential common shares would be antidilutive. Therefore, for the year ended December 31, 2009, basic and diluted earnings per share are the same.
Noncontrolling Interest
We adopted the new accounting guidance issued by the FASB for noncontrolling interest on January 1, 2009. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As a result, we have retrospectively applied the presentation and disclosure requirements of the new standard and adjusted prior periods for comparative purposes as required. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Noncontrolling interest includes 100 percent of the common stock of UIM held by third-party shareholders. UIM was deemed a VIE as our Company was considered the primary beneficiary of UIM. Therefore, we have incorporated the results of UIM into our Consolidated Financial Statements, even though we do not own any of UIM’s equity. (See Note 3, “Variable-Interest Entities”, for more information).
Noncontrolling interest also includes 30 percent of the common stock of Dragongate Enterprises Limited (“Dragongate Enterprises”), which is held by Cyber Gateway Pte. Ltd. (“Cyber Gateway”), which is 100 percent owned by Infocomm Asia Holdings Pte. Ltd. (“Infocomm Asia”). We also own 500,000 voting convertible preferred shares of Infocomm Asia.
Beginning in June 2007, we consolidated T2CN Holding Limited (“T2CN”), which is included in the online game and service business. As of December 31, 2008 and 2009, noncontrolling interest also includes 33.71 percent and 32.91 percent, respectively, of the common stock of T2CN, which is held by third-party shareholders. (See Note 6, “Acquisitions”, for more information).
In 2009, we adjusted additional paid-in capital by $112 thousand in connection with the purchase of 520,000 common shares of T2CN. In accordance with the new accounting guidance, we did not change the amounts recognized in our Company’s Consolidated Financial Statements for acquisitions or dispositions of noncontrolling interests that occurred before January 1, 2009. As a result, their were no changes to GigaMedia’s additional paid-in capital relating to transfers to and from the non-controlling interest for 2007 and 2008, as we accounted for these under the purchase method in accordance with previous accounting guidance.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Reclassification
The presentation of certain prior years’ information has been reclassified to conform with current year presentations.
Recent Accounting Pronouncements
In January 2010, the FASB issued additional disclosure requirements for fair value measurements. In accordance with the new guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements will be effective for our Company on January 1, 2010. These amendments will not have a material impact on our Consolidated Financial Statements, however they will require additional disclosures. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective for our Company on January 1, 2011 and are not expected to have a material impact on our Consolidated Financial Statements.
In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes will be effective for our Company on January 1, 2011. The adoption is not expected to have a material effect in our Consolidated Financial Statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes will be effective for our Company on January 1, 2011. The adoption is not expected to have a material effect on our Consolidated Financial Statements.
In July 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The Codification was effective for annual periods ending after September 15, 2009. Our Company adopted the Codification accordingly and there was no material impact to our Consolidated Financial Statements.
In June 2009, the FASB issued amendments to the accounting rules for VIEs and for transfers of financial assets. The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. In addition, qualifying special purpose entities (“QSPEs”) are no longer exempt from consolidation under the amended guidance. The amendments also limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. These changes will be effective for our Company on January 1, 2010. We are in the process of evaluating what effect, if any, the adoption may have in our Consolidated Financial Statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In May 2009, the FASB issued guidelines on subsequent event accounting which set forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. These guidelines were effective for annual periods ending after June 15, 2009. In February 2010, the FASB amended this standard whereby companies that file with the Securities and Exchange Commission (“SEC”), like our Company, are required to evaluate subsequent events through the date the financial statements are issued, but are no longer required to disclose in the financial statements that they have done so or disclose the date through which subsequent events have been evaluated. Our Company adopted the guidance accordingly, and there was no impact to our Consolidated Financial Statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 2. EARNINGS PER SHARE
The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in US$ thousands)	2007	2008	2009

Weighted average outstanding shares
Basic	52,876	54,110	54,524
Effect of dilutive securities
Employee share-based compensation	7,146	6,042	—

Diluted	60,022	60,152	54,524

Options to purchase 5,115 thousand shares of common stock were not included in dilutive securities for the year ended December 31, 2009, as the effect would be anti-dilutive.
NOTE 3. VARIABLE-INTEREST ENTITIES
UIM
Our Company entered into a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allows us to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varies depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were and continue to be the primary beneficiary of UIM. As a result of such determination, we have incorporated the results of UIM into our Consolidated Financial Statements, even though we do not own any of UIM’s equity, and recorded goodwill arising from the consolidation of UIM totaling $209 thousand. The net assets (liabilities), total assets and total liabilities of UIM were approximately $448 thousand, $87.4 million and $86.9 million, respectively, as of December 31, 2008, and $(932) thousand, $82.9 million and $83.8 million, respectively, as of December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, total revenue and net income (loss) of UIM were as follows:

(in US$ thousands)	2007	2008	2009
Total revenue	$118,650	$144,765	$112,694

Net income (loss)	$348	$(206)	$(1,226)

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
T2CN
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately $3.3 million, $17.5 million and $14.2 million, respectively, as of December 31, 2008, and $1.6 million, $18.2 million and $16.6 million, respectively, as of December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, total revenue and net income (loss) in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were as follows:

(in US$ thousands)	2007	2008	2009
Total revenues	$14,973	$20,312	$18,673

Net income (loss)	$2,429	$1,571	$(2,990)

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 4. DIVESTITURES
In September 2008, we completed the sale of our Internet access and service business, which included 100 percent of our wholly-owned subsidiaries, Koos Broadband Telecom Co., Ltd. (“KBT”) and Hoshin Multimedia Center Inc., as well as certain assets and liabilities related to our Internet access and service business, for a total transaction price of $20.0 million.
The transaction price, net of transaction costs, price adjustments and cash transferred, was approximately $16.5 million. The after-tax gain from the sale of the Internet access and service business was approximately $9.8 million.
An amount of $2.5 million of the transaction price was deposited into an escrow account established with the escrow agent for an agreed period, to be available for any price adjustment payment, severance payment, and indemnification payment set forth in the agreements. As of December 31, 2008, the escrow account balance was approximately $2.1 million after payment of the severance payment. The escrow account was released in September 2009.
In addition to the above purchase price, we may be entitled to receive additional cash payments of $3.0 million and $2.0 million if the Internet access and service business that we sold achieves certain earn-out targets by September 2009 and 2010. The earn-out targets are to be determined by future gross profits in accordance with a formula and timeline set forth in the agreements. As of December 31, 2009, we did not accrue any additional receivable for the sale of the Internet access and service business since the earn-out target for the first period ended September 2009 was not achieved.
Results for the Internet access and service operations are reported as discontinued operations in 2007, 2008 and 2009. In 2008, income from discontinued operations was $9.4 million, which included an after-tax loss from the Internet access and service business of $0.4 million and an after-tax gain on the sale of the business of $9.8 million.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Summarized selected financial information for discontinued operations is as follows:

(in US$ thousands)	2007	2008	2009
Revenue	$15,164	$9,289	$159

Income (loss) from discontinued operations before tax	$1,090	$(593)	$222
Gain on sale of the discontinued operations before tax	—	11,014	—
Income tax expenses	(2)	(986)	—

Income from discontinued operations	$1,088	$9,435	$222

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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 5. ASSETS AND LIABILITIES HELD FOR SALE
On December 15, 2009, GigaMedia entered into an agreement with Mangas to sell 60 percent of substantially all of the assets and liabilities of its gaming software and service business, for approximately $100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale of the remaining 40 percent will be subject to a put and call mechanism in place between GigaMedia and Mangas, as defined in the agreement. GigaMedia will have the option to put all or part of its remaining 40 percent to Mangas in each of 2013, 2014, and 2015 at a mutually agreed upon price considering all relevant facts and circumstances after the end of each year. If the put option owned by GigaMedia is not fully exercised, Mangas will have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016. (See Note 25, “Commitments and Contingencies”, for additional information).

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As of December 31, 2009, substantially all of the assets and liabilities in our gaming software and service business were reclassified to assets and liabilities held for sale. The assets and liabilities held for sale balances were reduced by 40 percent, which represents the ownership interest that we retained in the gaming software and service business and recorded as “Retained ownership of gaming software and service business”, which amounted $26.0 million as of December 31, 2009. Therefore, the accompanying Consolidated Balance Sheet at December 31, 2009 includes the following:

(in US$ thousands)
Assets Held for Sale-Current
Cash	$35,015
Accounts receivable	15,817
Prepaid expenses	7,609
Other current assets	632
Less: retained ownership	(23,629)

$35,444

Assets Held for Sale-Noncurrent
Property, plant and equipment	$7,358
Goodwill	29,243
Intangible assets	11,368
Other assets	4,199
Less: retained ownership	(20,867)

$31,301

Liabilities Held for Sale-Current
Accounts payable	$11
Accrued compensation	1,076
Accrued expenses	6,869
Player account balances	35,015
Other current liabilities	1,126
Less: retained ownership	(17,639)

$26,458

Liabilities Held for Sale-Noncurrent
Other liabilities	$2,266
Less: retained ownership	(906)

$1,360

In accordance with the FASB accounting standards codification, the amount of goodwill to be included in the assets held for sale and the retained ownership is based on the relative fair values of the business to be sold and the portion of the business that will be retained.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The 40 percent ownership interest that we retained in the gaming software and service business is included in our Consolidated Balance Sheet as of December 31, 2009 as follows:

(in US$ thousands)
Retained ownership of gaming software and service business:
Current assets	$23,629
Noncurrent assets	20,867
Current liabilities	(17,639)
Noncurrent liabilities	(906)

$25,951

NOTE 6. ACQUISITIONS
Beginning in June 2007, we consolidated T2CN. T2CN is an operator and provider of online sport games in the PRC. We acquired T2CN in order to enhance our position in the online game market in Asia. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.
As of December 31, 2008 and 2009, we owned 43,113,681 and 43,633,681 common shares of T2CN, which represents a controlling interest of 66.29 percent and 67.09 percent, respectively, of the total outstanding voting rights of T2CN.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The following summarizes our acquisitions of T2CN during the period from 2006 to 2009:

(in US$ thousands)				Accumulated
Date of acquisition	Purchase Price		Description	voting interest
2006	$15,000		Purchased 7,500,000 convertible
			voting preferred shares	19.02%
2007	$23,736	*	Acquired 38,613,681 common shares (including convertible voting preferred shares converted into common shares) in total	58.11%
2008	$3,375		Purchased 4,500,000 common shares	65.68%
2009	$285		Purchased 520,000 common shares	67.09%

*	Includes the issuance of 226,385 common shares of GigaMedia, valued at approximately $2.7 million.
(a) Acquisition in 2007
In connection with the step acquisitions through July 2007, we recorded goodwill of $29.4 million. Such goodwill amount is non-deductible for tax purposes. Since June 1, 2007, results of T2CN’s operations have been included in our Consolidated Financial Statements under the online game and service business.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The purchase price allocation was determined based on management’s estimate of the fair value of T2CN in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

	Amortization life
(in US$ thousands)	(in years)	Amount
Cash acquired		$11,773
Marketable securities / Investments		3,724
Other current assets		5,892
Fixed assets / non-current assets		3,717
Intangible assets
Capitalized software cost	3.5~5	2,974
Goodwill	N/A	29,354

Total assets acquired		57,434

Current liabilities		11,500
Noncurrent liabilities		1,050
Noncontrolling interest		6,171

Total liabilities assumed		18,721

Total purchase price		$38,713

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the year ended December 31, 2007 as if we controlled 58.11 percent of the total outstanding voting rights of T2CN and consolidated T2CN as of January 1, 2007.

(in US$ thousands, except per share figures)	(Unaudited)
Net revenue	$172,473
Income from operations	38,617
Net income	38,980
Basic earnings per share	0.74
Diluted earnings per share	0.65
The unaudited pro forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a combined company during all of 2007. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(b) Acquisition in 2008
In connection with the purchase of additional common shares of T2CN in May 2008, we recorded additional goodwill of $1.7 million. Such goodwill amount is non-deductible for tax purposes. We also recorded additional identified intangible assets of $136 thousand which are being amortized on a straight-line basis over their useful lives of three years.
In addition, T2CN bought back and cancelled part of its common shares owned by independent third parties for $1.3 million during 2008, resulting in an increase of our ownership interest in T2CN from 65.68 percent to 66.29 percent, and we recorded additional goodwill of $511 thousand.
(c) Acquisition in 2009
In connection with the purchase of additional common shares of T2CN in August 2009, which resulted an increase of our ownership interest in T2CN to 67.09 percent, we adjusted additional paid-in capital by $112 thousand, in accordance with the new accounting guidance issued by the FASB.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 7. GOODWILL
The following table summaries the changes to our Company’s goodwill by segment:

	Gaming software	Online game
(in US$ thousands)	and service	and service	Total
Balance as of December 31, 2007	$29,243	$55,906	$85,149
Acquisition-T2CN (Note 6)	—	1,738	1,738
Other adjustment	—	511	511
Translation adjustment	—	(300)	(300)

Balance as of December 31, 2008	29,243	57,855	87,098
Impairment charge (Note 10)	—	(14,103)	(14,103)
Goodwill included in assets held for sale and retained ownership of gaming software and service business (Note 5)	(29,243)	—	(29,243)
Translation adjustment	—	665	665

Balance as of December 31, 2009	$—	$44,417	$44,417

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 8. INTANGIBLE ASSETS — NET
The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2009
	Gross carrying	Accumulated
(in US$ thousands)	amount	amortization	Net
Completed technology	$2,363	$(1,350)	$1,013
Trade name, trademark and non-competition agreement	11,160	(15)	11,145
Capitalized software cost	8,633	(5,137)	3,496
Customer relationships	5,695	(2,531)	3,164
Other	115	(9)	106

Total	$27,966	$(9,042)	$18,924

	December 31, 2008
	Gross carrying	Accumulated
(in US$ thousands)	amount	amortization	Net
Completed technology	$3,605	$(2,288)	$1,317
Trade name, trademark and non-competition agreement	11,774	(539)	11,235
Capitalized software cost	19,077	(6,435)	12,642
Customer relationships	5,555	(1,852)	3,703
Other	66	(33)	33

Total	$40,077	$(11,147)	$28,930

Intangible assets include trade name assets of approximately $11.1 million which are not amortized. The remaining intangible assets are amortized over their estimated useful lives ranging from three to nine years, and the overall weighted-average life is 5.9 years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
For the years ended December 31, 2007, 2008 and 2009, total amortization expenses of intangible assets were $3.0 million, $4.1 million, and $5.1 million, respectively (including $5 thousand, $20 thousand and $0 reported in discontinued operations in 2007, 2008 and 2009, respectively), which includes amortization of capitalized software costs of $1.9 million, $3.0 million, and $3.9 million. As of December 31, 2009, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

Amount
(in US$ thousands)
2010	$2,335
2011	2,096
2012	1,906
2013	821
2014	680

$7,838

NOTE 9. PREPAID LICENSING AND ROYALTY FEES
The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

	December 31,
(in US$ thousands)	2008	2009
Beginning balance	$16,739	$20,540
Additions	6,968	5,484
Amortization of licensing and royalty costs	(3,833)	(2,146)
Impairment charges (Note 10)	—	(18,301)
Translation adjustment	666	(20)

Balance as of December 31, 2009	$20,540	$5,557

NOTE 10. FAIR VALUE MEASUREMENTS
The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.
Assets and liabilities measured at fair value on a recurring basis are summarized as below:

				Year Ended
	Fair Value Measurement Using			December 31,
(in US$ thousands)	Level 1	Level 2	Level 3	2009
Assets
Marketable securities — current
- Open-end fund	$—	$3,486	$—	$3,486
Marketable securities — noncurrent
- Debt securities	—	—	14,204	14,204
- Equity securities	4,152	—	—	4,152

Total	$4,152	$3,486	$14,204	$21,842

				Year Ended
	Fair Value Measurement Using			December 31,
	Level 1	Level 2	Level 3	2008
Assets
Cash equivalents — time deposits	$—	$12,512	$—	$12,512
Marketable securities — current
- Open-end fund	—	3,419	—	3,419
Marketable securities — noncurrent
- Debt securities	—	—	26,041	26,041

Total	$—	$15,931	$26,041	$41,972

Cash equivalents – time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Marketable securities – current are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair value of the marketable equity security – noncurrent is derived using publicly quoted trading prices.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In 2007, 2008 and 2009, we recognized an unrealized gain (loss) of $58 thousand, ($282) thousand and $67 thousand, respectively on marketable securities — current which is included in other comprehensive income (loss). In 2009, we recognized an other-than-temporary impairment of $2.9 million related to marketable equity securities — noncurrent which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.
For assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008 and 2009, a reconciliation of the beginning and ending balances are presented as follows:

	Fair Value Measurements
	Using Significant Unobservable Inputs
	(Level 3)
	Marketable Securities - Noncurrent
	Debt Securities
(in US$ thousands)	2008	2009
Beginning Balance	$21,018	$26,041
Total gains or losses (realized/unrealized)
Included in earnings	—	(11,837)
Included in other comprehensive income	—	—
Purchases and settlements	5,023	—
Transfers in and/or out of Level 3	—	—

Ending Balance	$26,041	$14,204

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	None	None

The fair value of the marketable debt securities — noncurrent is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates adjusted available market discount rate information and the Company’s estimates of liquidity risk, and other cash flow model related assumptions.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In 2008, there were no gains or losses (realized and unrealized) for marketable debt securities — noncurrent included in the Consolidated Statements of Operations. In 2009, we recognized an other-than-temporary impairment of $11.8 million related to marketable debt securities which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.
The carrying amounts of the Company’s cash, accounts receivable, accounts payable, and short-term debt approximate fair value due to their short-term maturities.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
In 2008, we recognized an impairment charge of $641 thousand related to capitalized software costs and an impairment loss of $883 thousand on prepaid licensing fees. The impairment charges were the result of certain projects that we ceased further development on, and certain licensed games we stopped operating.
Effective January 1, 2009, we adopted the fair value accounting standard for measuring the fair value of assets and liabilities on a nonrecurring basis. Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees and goodwill.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Assets and liabilities measured at fair value on a nonrecurring basis which were determined to be impaired as of December 31, 2009 are summarized as below:

				Year Ended	Total
	Fair Value Measurement Using			December 31,	Impairment
(in US$ thousands)	Level 1	Level 2	Level 3	2009	Losses
Assets
(a) Investment — Cost method	$—	$—	$700	$700	$1,005
(b) Property, plant and equipment — Land and Building	—	1,171	—	1,171	473
(b) Property, plant and equipment — Information and communication equipment	—	—	79	79	777
(c) Goodwill — Resulting from acquisition of T2CN	—	—	17,500	17,500	14,103
(d) Intangible assets — Capitalized software cost	—	—	—	—	4,701
(e) Prepaid licensing and royalty	—	—	—	—	18,301

Total	$—	$1,171	$18,279	$19,450	$39,360

(a)	Impairment losses on certain cost method investments which were determined to be impaired:

In 2009, cost method investments with carrying amounts of $1.7 million were written down to their fair value of $700 thousand, resulting in an impairment charge of $1 million which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations. Cost method investments are measured at fair value on a nonrecurring basis when deemed necessary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

(b)	Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2009, land and buildings with carrying amounts of $1.7 million were written down to their fair value of $1.2 million, resulting in an impairment charge of $473 thousand which is included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the land and building was related to assets that were used for the ISP business, which was disposed of in September 2008, and are currently idle after the disposal. The land and building were valued based on the quoted prices of similar assets in the market.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

In 2009, information and communication equipment with carrying amounts of $856 thousand were written down to their fair value of $79 thousand, resulting in an impairment charge of $777 thousand which is included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the equipment was related to servers used in certain impaired licensed games or internally developed games within our online game and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.

(c)	Impairment losses on goodwill which was determined to be impaired:

In 2009, goodwill from the acquisition of T2CN with a carrying amount of $31.6 million was written down to its fair value of $17.5 million, resulting in an impairment charge of $14.1 million which is included within operating expenses in the Consolidated Statements of Operations. The impairment charge resulted because our estimates of future cash flows for T2CN’s business have been reduced due to lower than expected operating performance results in 2009, which indicated that the carrying amount of the goodwill from the acquisition of T2CN cannot be fully recovered as of December 31, 2009. Goodwill is valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.

(d)	Impairment losses on certain intangible assets — Capitalized software costs which were determined to be impaired:

In 2009, capitalized software costs with carrying amounts of $4.7 million were fully written down, resulting in an impairment charge of $4.7 million which is included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charge for the intangible assets was the result of certain projects within our online game and service business that we ceased further development on and as a result we recorded a full impairment of the carrying value of the assets related to these projects.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(e)	Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2009, prepaid licensing and royalty fees with carrying amounts of $18.3 million were fully written down, resulting in an impairment charge of $18.3 million which is included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within our online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensed games and related royalties are valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.

NOTE 11. CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Checking and savings accounts	$83,441	$55,566
Time deposits	12,512	—

Total	$95,953	$55,566

NOTE 12. MARKETABLE SECURITIES – CURRENT
Marketable securities – current consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Available-for-sale securities
Open-end funds	$3,419	$3,486

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
All of our Company’s marketable securities — current are classified as available-for-sale. As of December 31, 2008 and 2009, the balances of unrealized gains for marketable securities — current were $387 thousand and $454 thousand, respectively. During 2007, 2008 and 2009, realized gains from disposal of marketable securities — current amounted to $205 thousand, $400 thousand, and $0, respectively, (including $21 thousand, $27 thousand, $0 reported in discontinued operations in 2007, 2008 and 2009, respectively). The costs for calculating gains on disposal were based on each security’s average cost.
NOTE 13. ACCOUNTS RECEIVABLE — NET

	December 31,
(in US$ thousands)	2008	2009

Accounts receivable	$15,442	$4,428
Less: Allowance for doubtful accounts	(254)	(200)

Net	$15,188	$4,228

The following is a reconciliation of changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
Balance at beginning of year	$1,895	$1,362	$254
Additions: Provision for bad debt expenses	743	313	158
Less: Write-offs	(1,279)	(399)	(216)
Divestiture — Internet access and service business	—	(1,041)	—
Translation adjustment	3	19	4

Balance at end of year	$1,362	$254	$200

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 14. MARKETABLE SECURITIES — NONCURRENT

	December 31,
(in US$ thousands)	2008	2009

Available-for-sale securities
Debt securities	$26,041	$14,204
Equity securities	—	4,152

	$26,041	$18,356

Our Company’s marketable securities — noncurrent are invested in convertible preferred shares and publicly traded common shares and classified as available-for-sale securities.
The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable at certain agreed-upon conditions.
The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments defined in the FASB accounting standards codification and therefore are not bifurcated from the preferred share investment.
We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities in accordance with the guidance issued by FASB Accounting Standards Codification.
We assessed the estimated fair values and potential impairment of these investments as of December 31, 2008 and 2009. (See Note 10 “Fair Value Measurement”, for additional information).

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 15. OTHER CURRENT ASSETS
Other current assets include loan receivables of approximately $763 thousand and $500 thousand (net of a provision of $2.6 million and $3.6 million, respectively) as of December 31, 2008 and 2009, respectively.
In November 2006, our Company entered into a loan agreement for $214 thousand with a third party with no interest. The outstanding principal balance of this loan was due in November 2009, and is currently past due. We do not expect to collect all principal, therefore, we recognized a full provision for the loan of $214 thousand in 2009.
In December 2007, our Company entered into a loan agreement for $2.5 million with Flagship Studios, Inc. (“Flagship”), receiving in exchange a note with an interest rate of 10 percent per annum from Flagship. For 2007 and 2008, we have accrued, based on the stated interest rate, interest income of $14 thousand and $126 thousand, respectively. The outstanding principal balance of this note, together with all accrued and unpaid interest thereon, was due on or before December 31, 2008, and is currently past due. Due to the financial status of Flagship, we do not expect to collect all principal and interest. Therefore, in 2008, we recognized a full provision for the loan and interest receivable, in the aggregate of $2.6 million in 2008, and discontinued to recognize interest income.
During the period from December 2008 to December 2009, our Company entered into loan agreements in the aggregate of $1.2 million with certain companies included in our available-for-sale investments with interest rates ranging from 5 percent to 10.525 percent per annum. For 2008 and 2009, we have accrued, based on the stated interest rate, interest income of $2 thousand and $34 thousand, respectively. Due to the financial status of certain of our available-for-sale investments, we do not expect to collect all principal and interest. Therefore, we recognized a provision for certain loans and interest receivable, in the aggregate of $719 thousand in 2009, and discontinued to recognize interest income.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 16. SHORT-TERM BORROWINGS
As of December 31, 2008 and 2009, short-term borrowings totaled $15.2 million and $22.5 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 2.5 percent to 5.038 percent for 2008, and from 1.99 percent to 4.288 percent for 2009, respectively. The maturity dates ranged from March 2009 to September 2009 as of December 31, 2008, and from January 2010 to June 2010 as of December 31, 2009, respectively. As of December 31, 2008 and 2009, the weighted-average interest rate on total short-term borrowings was 3.20 percent and 2.24 percent, respectively.
As of December 31, 2009, the unused lines of credit under short-term borrowing agreements were approximately $10.3 million.
During the period from January 2010 to March 2010, we repaid certain short-term borrowings totaling $5.3 million, and renewed short-term borrowing agreements totaling $6.3 million.
We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $1.6 million and $2.1 million as of December 31, 2008 and 2009, respectively.
NOTE 17. ACCRUED EXPENSES
Accrued expenses consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Accrued advertising expenses	$5,013	$2,382
Accrued professional fees	2,627	1,160
Other	3,705	3,177

Total	$11,345	$6,719

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 18. OTHER CURRENT LIABILITIES
Other current liabilities consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Deferred revenue	$7,738	$8,295
Income taxes payable	1,431	1,222
Other	3,217	3,727

Total	$12,386	$13,244

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
We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2008 and 2009, the accumulated benefit obligation amounted to $229 thousand and $233 thousand, respectively, and the funded status amounted to $108 thousand and $83 thousand, respectively. The fair value of plan assets amounted to $177 thousand and $209 thousand as of December 31, 2008 and 2009, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The accumulated other comprehensive income amounted to $276 thousand and $208 thousand as of December 31, 2008 and 2009, respectively. Included in accumulated other comprehensive income, is a net pension gain of $14 thousand as of December 31, 2009 which is expected to be recognized in 2010.
The net periodic benefit cost for 2007, 2008 and 2009 amounted to $1 thousand, $101 thousand and $76 thousand, respectively.
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
We expect to make a contribution of $24 thousand to the Fund in 2010. We do not expect to make any benefit payments through 2019.
Defined Contribution Pension Plans
We have provided defined contribution plans for employees located in Taiwan, North America, the PRC and Hong Kong. Contributions to the plans are expensed as incurred.
Taiwan
Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $281), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
North America
We provide a defined contribution plan for employees located in the United States. Participants under the age of 50 are allowed to defer up to $16.5 thousand of their annual compensation under the plan, whereas participants over the age of 50 are allowed to defer up to $22 thousand annually. Our Company contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100 percent of the amount deferred by the employee.
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The total amount of defined contribution pension expenses pursuant to the plans in Taiwan, North America, the PRC and Hong Kong for the years ended December 31, 2007, 2008, and 2009 were $852 thousand, $1.1 million, and $1.3 million, respectively.
NOTE 20. EQUITY
In accordance with Singapore law, our Company’s common stock does not have a par value. In addition, we are not required to have a number of authorized common shares to be issued.
In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2008 and 2009, the legal reserves of Hoshin GigaMedia, which represent a component of our consolidated accumulated deficit, were $2.3 million, and $3.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
In accordance with the regulations in the PRC and their respective articles of association, subsidiaries and VIE subsidiaries of T2CN incorporated in the PRC are required to make an appropriation of retained earnings for statutory reserve equal to at least 10 percent of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations until the reserve equals 50 percent of the registered capital of the respective companies. As of December 31, 2008 and 2009, the statutory reserves of subsidiaries and VIE subsidiaries of T2CN in the aggregate of $339 thousand and $715 thousand, respectively, are included as a component of GigaMedia’s consolidated accumulated deficit.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
As of December 31, 2008 and 2009, our Company’s total restricted net assets, which include paid up capital and statutory reserve funds of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $13.2 million and $8.1 million, respectively.
NOTE 21. SHARE-BASED COMPENSATION
The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statements of Operations:

(in US$ thousands)	2007	2008	2009
Cost of online game and service revenues	$48	$27	$101
Product development & engineering expenses	250	480	59
Selling and marketing expenses	142	244	231
General and administrative expenses	1,394	1,954	2,886

Pre-tax stock-based compensation expense	1,834	2,705	3,277
Income tax benefit	249	497	382

Total stock-based compensation expense reported in continuing operations	$1,585	$2,208	$2,895

Total stock-based compensation expense reported in discontinued operations, net of tax	$28	$63	$—

There were no significant capitalized stock-based compensation costs at December 31, 2008 and 2009.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
2008 Employee Share Purchase Plan
At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2009, no shares have been subscribed by qualified employees under the 2008 ESPP.
2009 Equity Incentive Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years. As of December 31, 2009, no awards have been granted under the 2009 Plan.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
2009 Employee Share Purchase Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2009, no shares have been issued to employees under the 2009 ESPP.
Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2009.

Stock-Based				Options’ exercise	RSUs’ grant date fair
compensation plan	Granted awards		Vesting schedule	price	value
2002 plan	3,000,000		immediately upon granting	$0.79	—
2004 plan	7,528,185	*	immediately upon granting to three years	$0.79 ~ $2.55	—
2006 plan	999,543		immediately upon granting to four years	$10.15 ~ $16.6	$9.81 ~ $16.01
2007 plan	1,980,907		one to four years	$4.24 ~ $18.17	$4.24 ~ $15.35
2008 plan	560,000		four to six years	$4.24	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(b) Options
In 2008 and 2009, 518,284 and 543,049 options were exercised, and cash received from the exercise of stock options was $0.5 million and $1.3 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
Our Company uses the Black-Scholes formula to estimate the fair value of stock options granted to employees. There were no stock options granted in 2009. The following table summarizes the assumptions used in the model for options granted during 2007 and 2008:

	2007	2008

Option term (years)	2.77	2.77~4.58
Volatility	57.41%~58.80%	57.83%~64.58%
Weighted-average volatility	58.68%	64.01%
Risk-free interest rate	3.24%~4.56%	1.72%~2.88%
Dividend yield	0%	0%
Weighted-average fair value of options granted	$4.46	$2.36
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Option transactions during the last three years are summarized as follows:

	2007		2008		2009
							Weighted- Average
							Remaining	Aggregate
	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Contractual	Intrinsic Value
	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Term	(in thousands)

Balance at January 1,	$1.11	8,789	$2.42	7,912	$2.47	8,287
Options granted	10.78	1,145	4.69	1,341	—	—
Options exercised	1.43	(1,911)	0.95	(518)	2.42	(543)
Options Forfeited/canceled /expired	2.47	(111)	9.97	(448)	17.98	(55)

Balance at December 31,	$2.42	7,912	$2.47	8,287	$2.36	7,689	5.36	$13,673

Exercisable at December 31,	$1.06	6,692	$1.33	6,448	$1.65	6,420	4.87	$13,673

Vested and expected to vest at December 31,	$2.42	7,912	$2.47	8,287	$2.36	7,689	5.36	$13,673

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2009 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2009. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2007, 2008, and 2009 were $25.1 million, $7.2 million, and $0.8 million, respectively.
As of December 31 2009, there was approximately $3.2 million of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.92 years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The following table sets forth information about stock options outstanding at December 31, 2009:

	Options outstanding		Options currently exercisable
		Weighted average
	No. of Shares	remaining		No. of Shares
Exercise price	(in thousands)	contractual life	Exercise price	(in thousands)
under $1	5,392	4.50 years	under $1	5,392
$1~$10	1,590	7.27 years	$1~$10	640
$10~$20	707	7.65 years	$10~$20	388

	7,689			6,420

(c) RSUs
Nonvested RSUs during 2009 were as follows:

	Number of units	Weighted-average
	(in thousands)	grant date fair value
Nonvested at December 31, 2008	641	$10.41
Granted	100	$6.01
Vested	(86)	$10.15
Forfeited	(15)	$7.19

Nonvested at December 31, 2009	640	$9.83

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2007, 2008 and 2009 was $2.2 million, $6.8 million and $0.6 million, respectively. The total fair value of RSUs vested during the years ended December 31, 2007, 2008 and 2009 was $773 thousand, $1.5 million and $0.9 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
As of December 31 2009, there was approximately $0.3 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2007, 2008 and 2009.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
T2CN uses the Black-Scholes option-pricing model to estimate the fair value of stock options. There were no stock options granted in 2009. The following table summarizes the assumptions used in the model for options granted during each of the years ended 2007 and 2008:

	2007	2008

Option term (years)	5.44~6.02	3.50~6.26
Volatility	44.64%~46.96%	47.85%~57.41%
Weighted-average volatility	45.03%	48.19%
Risk-free interest rate	4.31%~4.68%	2.20%~4.54%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.52	$0.38

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. In the absence of sufficient historical data in the exercise behavior of option holders, T2CN applies the mid point of option life and average vesting period.
Expected volatility rate. The expected volatility is based on the weighted average historical volatility of the stock prices of comparable companies as at the grant dates.
Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on T2CN’s current dividend yield.
Option and grant transactions for the period from June 1, 2007 to December 31, 2009 are summarized as follows:

	2007		2008		2009
							Weighted- Average
							Remaining	Aggregate
	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Weighted Avg.	No. of Shares	Contractual	Intrinsic Value*
	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Exercise Price	(in thousands)	Term	(in thousands)
Balance at Beginning of the year	$1.30	2,973	$1.24	3,300	$1.07	6,841
Options granted	1.00	501	$1.02	6,500	$—	—
Options Forfeited/canceled /expired	1.57	(174)	$1.15	(2,959)	$1.02	(1,639)

Balance at December 31,	$1.24	3,300	$1.07	6,841	$1.08	5,202	4.38	$—

Exercisable at December 31,	$1.20	937	$1.27	1,406	$1.19	2,246	5.70	$—

Vested and expected to vest at December 31,	$1.24	3,016	$1.06	5,753	$1.11	3,758	4.81	$—

*	Since the estimated fair value of T2CN’s stock was below the exercise price for all stock options on December 31, 2009, there was no aggregate intrinsic value.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As of December 31, 2009 there was $0.4 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which is expected to be recognized over a weighted average period of 1.19 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
The following table sets forth information about stock options outstanding at December 31, 2009:

	Options outstanding		Options currently exercisable
		Weighted average
Range of	No. of Shares	remaining	Weighted average	No. of Shares
exercise price	(in thousands)	contractual life	exercise price	(in thousands)
$1.00	4,502	3.98 years	$1.00	1,546
$1.60	700	6.96 years	$1.60	700

	5,202			2,246

NOTE 22. OTHER NON-OPERATING INCOME

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009

Gain on cancellation of preferred share call options	$1,069	$—	$—
Indemnification from termination of game licensing	601	—	—
Compensation from termination of investment option rights	498	—	—
Gain on early redemption of convertible notes	—	—	—
Subsidy received from tax authority		561	190
Other	(25)	281	(63)

	$2,143	$842	$127

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 23. INCOME TAXES
Income (loss) from continuing operations before income taxes by geographic location is as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009

U.S. operations	$489	$1,095	$1,324
Non-U.S. operations	38,995	35,684	($56,909)

	$39,484	$36,779	($55,585)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
U.S. operations	$224	$620	$557
Non-U.S. operations	177	449	($40)

	$401	$1,069	$517

The components of income tax provision from continuing operations by taxing jurisdiction are as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
U.S. federal
Current	$281	$(57)	$863
Deferred	(111)	528	(443)

	$170	$471	$420

U.S. state and local:
Current	$84	$208	$156
Deferred	(30)	(59)	(19)

	$54	$149	$137

Non — U.S.:
Current	$132	$976	$967
Deferred	45	(527)	(1,007)

	$177	$449	$(40)

Total income tax provisions	$401	$1,069	$517

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
A reconciliation of our continuing operations effective tax rate to the statutory U.S. federal tax rate is as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009

Federal statutory rate	34.00%	34.00%	34.00%
State and local — net of federal tax benefit	6.27%	6.27%	8.14%
Foreign tax differential	(36.16%)	(32.56%)	(43.53%)
Loss carryforward utilized	(3.33%)	(2.89%)	—
Change in valuation allowance	—	(4.69%)	(1.73%)
Other	0.24%	2.78%	2.19%

Effective rate	1.02%	2.91%	(0.93%)

The effect of tax rate changes on deferred tax assets and liabilities did not have a material impact on our continuing operations effective tax rate.
The provision for income taxes attributable to discontinued operations is $2 thousand, $986 thousand, and $0 for the years ended December 31, 2007, 2008 and 2009, respectively.
Significant components of our deferred tax assets consist of the following:

	December 31,
(in US$ thousands)	2008	2009

Net operating loss carryforwards	$1	$80
Deferred revenue	472	540
Amortization	378	(136)
Investment credits	185	—
Share-based compensation	116	230
Impairment charges	34	1,465
Pension expense	80	41
Depreciation	22	86
Others	180	121

	1,468	2,427
Less: valuation allowance	(106)	(1,068)

Deferred tax assets — net	$1,362	$1,359

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As of December 31, 2008 and 2009, $442 thousand and $243 thousand, respectively, of net deferred tax assets were reported as non-current deferred tax assets and included in other assets.
Significant components of our deferred tax liabilities consist of the following:

	December 31,
(in US$ thousands)	2008	2009
Depreciation and amortization	$1,754	$69
Others	(244)	(37)

Deferred tax liabilities — net	$1,510	$32

As of December 31, 2008 and 2009, $1.1 million and $(3) thousand, respectively, of net deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.
A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
(in US$ thousands)	2007	2008	2009
Balance at beginning of year	$4,032	$3,012	$106
Subsequent reversal/utilization of valuation allowance	(1,224)	(2,787)	(45)
Reversal of valuation allowance due to loss carryforwards expired unused	(990)	—	—
Addition of valuation allowance	—	—	1,006
Divestiture	—	(219)	—
Acquisition	1,197	—	—
Exchange differences	(3)	100	1

Balance at end of year	$3,012	$106	$1,068

As of December 31, 2007, we did not believe that sufficient objective, positive evidence existed to conclude that the realization of deferred tax assets was more likely than not. Our Internet access and service operations faced slow market growth and intense market competition, and certain subsidiaries and VIE subsidiaries of our online game and service business were not likely to be able to utilize their operating loss carryforwards. As a result, we provided a valuation allowance covering substantially all of the deferred tax assets as of December 31, 2007.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
For deferred tax assets as of December 31, 2008, we evaluated the available evidence and determined that it was more likely than not that we would realize the benefit of the deferred tax assets. The primary reason for the reversal of the valuation allowance in 2008 was that the sale of our Internet access and service operation was completed in September 2008. Based on weighing all available evidence, we determined that evidence existed to conclude that it is more likely than not that we will generate sufficient taxable income to utilize the majority of the deferred tax assets within the allowable carryforward periods.
In 2009, the valuation allowance on the deferred tax assets increased by $962 thousand to $1.1 million primarily because certain subsidiaries and VIE subsidiaries of our online game and service business are not likely to be able to utilize all of the deferred tax assets based on their estimated future taxable income.
In 2007, 2008 and 2009, we applied for investment tax credits and research and development tax credits in the Taiwan tax jurisdiction.
As of December 31, 2009, the Company had net operating loss carryforwards available to offset future income in Hong Kong and PRC, which begin to expire in 2011.
Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable. As of December 31, 2009, the Company has not accrued deferred income taxes on $21.9 million of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is considered impracticable.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Uncertain Tax Positions
In January 2007, we adopted the new accounting guidance issued by the FASB relating to uncertain tax positions. The cumulative effects of adopting the new guidance related to uncertain tax positions was to increase tax liabilities by $143 thousand, increase the accumulated deficit by $143 thousand and derecognize deferred tax assets and the associated valuation allowance by $66 thousand. Including the cumulative effect increase at January 1, 2007, we had approximately $209 thousand of total gross unrecognized tax benefits at the date of our adoption of the new accounting guidance.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2007, 2008 and 2009 are as follows:

(in US$ thousands)
Balance at January 1, 2007	$209
Decrease due to settlement	(82)

Balance at December 31, 2007	127
Decrease due to settlement	(127)

Balance at December 31, 2008	—
Increase for prior year tax positions	220
Increase for current year tax positions	460
Exchange differences	22

Balance at December 31, 2009	$702

As of December 31, 2009, if recognized, the $702 thousand of unrecognized tax benefits would not have a material impact on our Company’s effective tax rate.
Interest and penalties related to income tax liabilities are included in income tax expense. In 2007, 2008 and 2009, there were no significant interest and penalties recognized in income tax expenses.
Our major tax jurisdictions are located in Taiwan, the PRC and the United States. As of December 31, 2009, the income tax filings under tax jurisdictions located in Taiwan have been examined through 2007 but we have filed appeals for 2006 and 2007 tax filings. The tax authority in the PRC has only examined the tax filings of T2 Entertainment through 2006. Our Company files income tax returns in the United States federal and state jurisdictions. With few exceptions, our Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2003.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In 2007 and 2008, all of our unrecognized tax benefits were related to research and development credits filed in 2005 and 2006. These unrecognized tax benefits were all settled with tax authorities and there was no unrecognized tax benefit as of December 31, 2008.
In 2009, our unrecognized tax benefits were related to research and development credits and also related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. For research and development credits, the income tax authority is in the process of reviewing our claims in 2008. For amortization of goodwill and intangible assets resulting from the acquisition of FunTown, the income tax authority has proposed adjustments on the amortization for our 2006 and 2007 tax filings during 2009. We have filed appeals for these amortization adjustments but haven’t received a response from the tax authority.
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 24. RELATED-PARTY TRANSACTIONS
Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.
As of December 31, 2008 and 2009, JC Entertainment Corporation (“JC”) owned 10.8 percent, of the total outstanding voting rights of T2CN. T2CN paid certain licensing and royalty fees, totaling approximately $1.2 million, and $2.8 million, respectively, during 2008, and $1.5 million and $2.6 million, respectively, during 2009, to JC. As of December 31, 2008 and 2009, we had a royalty payable to JC of approximately $445 thousand and $925 thousand, respectively, and prepaid licensing fees of approximately $6.6 million and $5.4 million, respectively. As of December 31, 2009, based on the game licensing agreements signed with JC, T2CN also committed to pay certain licensing fees totaling approximately $1.5 million.
In 2008 and 2009, a key manager of Waterland Financial Holdings was one of our directors. As of December 31, 2008 and 2009, we had short-term borrowings in the amount of $1.5 million and $1.6 million, respectively, bearing interest of 5.038 percent and 3.288 percent, respectively, owed to Waterland Financial Holdings.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
NOTE 25. COMMITMENTS AND CONTINGENCIES
Commitments
(a) Operating Leases
We rent certain properties used as office premises under lease agreements that expire at various dates through 2012. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2009:

(in US$ thousands)
Year
2010	$3,733
2011	1,574
2012	646

Total	$5,953

The table above reflects the reduction of future payments resulting from the sale of our gaming software and service business in April 2010.
Rental expenses for operating leases amounted to $3.3 million, $5.0 million and $5.1 million for the years ended December 31, 2007, 2008 and 2009, respectively (including rental expense amounts of $1.8 million, $1.6 million, and $0 reported in discontinued operations in 2007, 2008 and 2009, respectively). As of December 31, 2008, our Company recorded deferred rent of $2.4 million, of which $2.1 million was included in the other liabilities. As of December 31, 2009, our Company recorded deferred rent of $2.6 million, which was included in liabilities held for sale and retained ownership of gaming software and service business.
(b) License Agreements
We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in the major license agreements.

		Minimum
		guarantees against
(in US$ thousands)	License fees	future royalties	Total
Minimum required payments:
In 2010	$—	$2,625	$2,625
After 2010	2,700	8,600	11,300

	$2,700	$11,225	$13,925

In April 2010, we entered into termination agreements with certain of our game licensors. The table above reflects the future payments considering these terminations.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.
Additionally, we also have contractually committed to support related marketing, promotion and advertising activities for certain games, and our commitments are contingent to occur based on the payment schedules set forth in the individual license agreements. As of December 31, 2009, our total commitments to these marketing expenditures amounted to not less than $10 million.
Contingencies
(a) T2CN VIE
PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services in the PRC, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for licenses required for operating online games in the PRC. T2CN is incorporated in the British Virgin Islands and considered a foreign entity under PRC laws. Due to the restrictions on foreign ownership on the provision of online games, T2 Entertainment and Jinyou hold necessary licenses and approvals that are essential for the online game and service business of T2CN. Hence, T2CN’s online games operation in the PRC is dependent on the game licenses and approvals held by T2 Entertainment and Jinyou. T2CN and its subsidiaries have entered into contractual arrangements with T2 Entertainment and Jinyou for use of the relevant licenses and websites. Pursuant to certain other agreements and undertakings, T2CN in substance controls T2 Entertainment and Jinyou. In the opinion of T2CN’s directors, as of December 31, 2009, the ownership structures and the contractual arrangements with T2 Entertainment, Jinyou and their equity owners as well as their operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in PRC laws and regulations or their interpretation. Accordingly, T2CN cannot be assured that in the future the PRC government authorities will not take a view contrary to the opinion of T2CN’s directors. If the current ownership structures of T2CN and its contractual arrangements with T2 Entertainment and Jinyou were found to be in violation of any existing or future PRC laws or regulations, T2CN might be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
In June 2004, plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that the plaintiffs would recover a total of $1 billion; 2) the insurers would pay up to $15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than $1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than $1 billion from the underwriters, the insurers would pay the deficit between $1 billion and the amount received from the underwriters.
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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
As set forth in Plaintiffs’ Motion For Preliminary Approval of the Settlement and accompanying documents, which were filed on April 2, 2009, after eight years of litigation all parties to the IPO Cases have agreed to settle the actions on a global basis. Pursuant to the settlement, the defendants have agreed to pay $586 million in total to settle all 309 IPO Cases, including the GigaMedia action. The agreement to settle was reached after a lengthy mediation followed by months of negotiation to reach agreement on the details. As to our Company’s portion of the settlement payment, our insurance companies are paying the entire settlement amount.
In June 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the settlement agreement. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the settlement agreement. However, no briefs have been filed yet with respect to these appeals.
We had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.
NOTE 27. SEGMENT INFORMATION
Segment data
Subsequent to the sale of Internet access and service business in 2008, we realigned our reportable business segments. The corresponding segment profit or loss information for 2007 has been restated to conform to the current year presentation. All income (loss) related to our Internet access and service business has been excluded from the reconciliation of our segment totals to the GigaMedia consolidated totals.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
Financial information for each reportable segment was as follows as of and for the years ended December 31, 2007, 2008, and 2009:

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
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Gaming
	software and	Online game
(in US$ thousands)	service	and service	Total
2009:
Segment profit or loss:
Net revenue from external customers	$112,694	$46,887	$159,581

Income (loss) from operations	$7,472	$(34,649)	$(27,177)

Share-based compensation	$501	$931	$1,432

Impairment loss on prepaid licensing fees and intangible assets	$212	$22,787	$22,999

Impairment loss on property, plant and equipment	$—	$777	$777

Impairment loss on goodwill	$—	$14,103	$14,103

Interest income	$242	$129	$371

Interest expense	$—	$—	$—

Foreign exchange gain (loss)	$521	$(114)	$407

Loss on equity method investments	$—	$87	$87

Impairment loss on marketable securities and investments	$—	$13,719	$13,719

Depreciation	$2,279	$1,500	$3,779

Amortization, including intangible assets	$2,027	$3,120	$5,147

Income tax expense (benefit)	$871	$(101)	$770

Segment assets:
Equity method investments	$—	$222	$222

Additions to property, plant and equipment	$2,731	$2,929	$5,660

Additions to intangible assets	$5,793	$2,307	$8,100

Additions to goodwill	$—	$—	$—

Total assets	$145,776	$111,354	$257,130

The assets of our gaming software and service business segment are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in our Consolidated Balance Sheets.
The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2007	2008	2009
Income (loss) from operations:
Total segments	$44,547	$44,358	$(27,177)
Adjustment*	(7,127)	(6,255)	(12,884)

Total GigaMedia consolidated	$37,420	$38,103	$(40,061)

Share-based compensation
Total segments	$921	$1,796	$1,432
Adjustment*	913	909	1,845

Total GigaMedia consolidated	$1,834	$2,705	$3,277

Impairment loss on prepaid licensing fees and intangible assets:
Total segments	$—	$1,524	$22,999
Adjustment*	—	—	3

Total GigaMedia consolidated	$—	$1,524	$23,002

Impairment loss on property, plant and equipment:
Total segments	$—	$—	$777
Adjustment*	—	—	473

Total GigaMedia consolidated	$—	$—	$1,250

Interest income:
Total segments	$1,065	$1,047	$371
Adjustment*	369	413	61

Total GigaMedia consolidated	$1,434	$1,460	$432

Interest expense:
Total segments	$1	$7	$—
Adjustment*	546	969	390

Total GigaMedia consolidated	$547	$976	$390

Gain (loss) on sales of marketable securities:
Total segments	$(104)	$4	$—
Adjustments*	288	369	—

Total GigaMedia consolidated	$184	$373	$—

Foreign exchange gain (loss):
Total segments	$(681)	$145	$407
Adjustments*	2	95	(239)

Total GigaMedia consolidated	$(679)	$240	$168

Impairment loss on marketable securities and investments:
Total segments	$—	$—	$13,719
Adjustment*	—	—	2,024

Total GigaMedia consolidated	$—	$—	$15,743

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in US$ thousands)	2007	2008	2009
Depreciation:
Total segments	$1,649	$3,144	$3,779
Adjustments*	—	177	579

Total GigaMedia consolidated	$1,649	$3,321	$4,358

Amortization:
Total segments	$3,123	$4,253	$5,147
Adjustments*	26	34	72

Total GigaMedia consolidated	$3,149	$4,287	$5,219

Income tax expense:
Total segments	$401	$1,069	$770
Adjustments*	—	—	(253)

Total GigaMedia consolidated	$401	$1,069	$517

Additions to property, plant and equipment:
Total segments	$4,855	$7,680	$5,660
Adjustments**	1,392	1,134	101

Total GigaMedia consolidated	$6,247	$8,814	$5,761

Additions to intangible assets:
Total segments	$5,645	$7,336	$8,100
Adjustments**	1,088	309	707

Total GigaMedia consolidated	$6,733	$7,645	$8,807

Total assets:
Total segments	$185,741	$262,958	$257,130
Adjustment**	98,124	53,835	3,051

Total GigaMedia consolidated	$283,865	$316,793	$260,181

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, the Internet access and service business segment and eliminations.
Major Customers
No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Geographic Information
Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2007	2008	2009

Canada	$118,650	$144,765	$112,694
Taiwan	18,388	20,932	24,869
PRC	8,883	19,652	18,318
Hong Kong	5,360	4,964	3,700
Others	433	56	—

Total	$151,714	$190,369	$159,581

Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2007	2008	2009

Taiwan	$8,431	$4,118	$3,642
Canada	2,053	2,264	—
PRC	1,334	1,734	1,920
United States	943	4,642	—
Hong Kong	247	710	427

Total	$13,008	$13,468	$5,989

Long-lived assets of our gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in our Consolidated Balance Sheets.
Note 28. SUBSEQUENT EVENTS
Litigation
On April 1, 2010, a complaint was filed on behalf of UIM against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotional agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed. The request for the TRO was subsequently denied by the Court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.
Harrah’s also filed a motion to dismiss the complaint. The next step in the process will be oral argument, but a date for a hearing has not yet been scheduled. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009 the Agreement was assigned by Harrah’s to Harrah’s Interactive. UIM has asked Harrah’s to stipulate to consolidation, and Harrah’s has agreed to do so.
The Company believes it will be successful in pursuing and defending the lawsuits of Harrah’s. However, there is no assurance that we will be successful in our claims against Harrah’s, including our claim for compensatory damages and/or attorney fees and costs.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
Transactions with Infocomm Asia
On April 30, 2010, GigaMedia entered into several agreements with certain shareholders of Infocomm Asia, as well with Infocomm Asia itself, to acquire additional preferred shares of Infocomm Asia. The acquisition of Infocomm Asia is expected to be closed in the third quarter of 2010, after the closing conditions set forth in the agreements are met. The total purchase price pursuant to the agreements for the preferred shares is approximately $17.2 million. After the acquisition, the total number of preferred shares owned by GigaMedia can be converted into approximately 80 percent of Infocomm Asia’s outstanding common shares.
On April 30, 2010, GigaMedia signed an agreement to provide a loan facility to Infocomm Asia with a principal amount of $7 million. The loan is to be used by Infocomm Asia to support its current operations. The loan has a five year term and bears interest at 3% per annum. GigaMedia also provided a guarantee on behalf of Infocomm Asia to a licensor of certain games to Infocomm Asia and its subsidiaries. The guarantee includes but is not limited to payment of the royalties, license fees and the minimum guarantees associated with the licensed games as set forth within the licensing agreements. The total amount of GigaMedia’s guarantee, taking into account funds received by Infocomm Asia from subscription money and the loan from GigaMedia, is approximately $13.6 million.
On April 30, 2010, GigaMedia entered into a share purchase agreement with Infocomm Asia to acquire one of its wholly-owned subsidiaries in exchange for $6 million. The agreement was closed on May 7, 2010. The agreement includes certain put/call arrangements commencing immediately upon the expiration of the first anniversary of the closing date, for a period of three years thereafter.