Form 20-F
period 2011-12-31
GIGAMEDIA LTD
filed 2012-04-30
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number: 000-30540

GIGAMEDIA LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE

(Jurisdiction of incorporation or organization)

10TH FLOOR, 392 RUIGUANG ROAD, TAIPEI, TAIWAN, R.O.C.

(Address of principal executive offices)

JOHN R. STRINGER, Chief Executive Officer

10TH FLOOR, 392 RUIGUANG ROAD, TAIPEI, TAIWAN, R.O.C.

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

50,719,976 ordinary shares

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CERTAIN TERMS AND CONVENTIONS

In this annual report, all references to (i) “we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, or where the context refers to any time prior to the incorporation of any of its subsidiaries, the business which predecessors of the present subsidiaries were engaged in and which were subsequently assumed by such subsidiaries; (ii) “Shares” are to ordinary shares of our Company; (iii) “CESL” are to Cambridge Entertainment Software Limited (formerly known as Grand Virtual International Limited), a company incorporated under the laws of the British Virgin Islands; (iv) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”); (v) “FunTown” are to our Asian online game and service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands; (vi) “T2CN” are to T2CN Holding Limited, a company incorporated under the laws of the British Virgin Islands, and the T2CN Operating Entities; (vii) “T2CN Operating Entities” are to T2CN Holding Limited’s two wholly owned subsidiaries, T2CN Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and J-Town Information (Shanghai) Co., Ltd. (“J-Town”), and three variable interest entities, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”)); (viii) “Internet access and service business” are to an Internet access and service business that we historically operated through Koos Broadband Telecom Co., Ltd. (“KBT”) and completely disposed of in September 2008; (ix) “UIM” are to Ultra Internet Media S.A., a company incorporated under the laws of Nevis; (x) “Everest Gaming” are to Mangas Everest S.A.S, a société par actions simplifiée registered with the Trade and Companies Registry of Paris and organized under the laws of France; (xi) “BetClic” are to BetClic Everest Group, formerly named as Mangas Gaming S.A.S, a company organized under the laws of France; (xii) “IAHGames” are to Infocomm Asia Holdings Pte. Ltd., an online game operator, publisher and distributor in Southeast Asia and incorporated under the laws of the Republic of Singapore; (xiii) “Monsoon” are to Monsoon Online Pte. Ltd., a company incorporated under the laws of the Republic of Singapore and wholly owned by IAHGames; (xiv) “JIDI” are to JIDI Network Technology (Shanghai) Co., Ltd., our wholly owned subsidiary incorporated under the laws of the PRC; and (xv) “Shanghai JIDI” are to Shanghai JIDI Network Technology Co., Ltd., a company incorporated under the laws of the PRC.

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

Exchange Rates

Assets and liabilities on our balance sheet denominated in non-U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of operations denominated in non-U.S. dollars are translated into U.S. dollars using weighted-average exchange rates. Certain other operating financial information denominated in non-U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. For convenience, transactions in 2012 denominated in non-U.S. dollars have been translated into U.S. dollars using the year-end exchange rate for 2011. We make no representation that the non-U.S. dollars could be converted to U.S. dollars at such rate or any particular rates.

A. Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2010 and 2011 and the selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, and the selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 have been derived from our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report. The statements of operations for the years ended December 31, 2007 and 2008 have been restated to reflect the results of our Internet access and service business, which was sold in September 2008, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or shareholders’ equity as previously reported.

For the Years Ended December 31,

(in thousands except for earnings per share amounts)

	2007	2008	2009	2010	2011
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:
OPERATING REVENUES
Gaming software and service revenues	118,950	144,765	112,694	25,820	0
Asian online game and service revenues	32,764	45,604	46,887	38,862	34,395

Total operating revenues	151,714	190,369	159,581	64,682	34,395

OPERATING COSTS
Cost of gaming software and service revenues	(16,201)	(22,770)	(20,102)	(4,010)	0
Cost of Asian online game and service revenues	(9,118)	(12,404)	(16,785)	(17,103)	(15,309)

Total operating costs	(25,319)	(35,174)	(36,887)	(21,113)	(15,309)

GROSS PROFIT	126,395	155,195	122,694	43,569	19,086

OPERATING EXPENSES
Product development and engineering expenses	(7,338)	(13,455)	(14,195)	(7,301)	(2,001)
Selling and marketing expenses	(60,106)	(74,173)	(79,421)	(21,589)	(10,685)
General and administrative expenses	(20,983)	(25,035)	(29,692)	(31,780)	(20,393)
Bad debt expenses	(548)	(2,905)	(1,092)	(1,639)	(1,820)
Impairment loss on property, plant, and equipment	0	0	(1,250)	(278)	0
Impairment loss on goodwill	0	0	(14,103)	(2,255)	(5,097)
Impairment loss on prepaid licensing fees and intangible assets	0	(1,524)	(23,002)	(2,200)	(3,202)
Impairment loss on deconsolidation of T2CN	0	0	0	(22,234)	0
Other	0	0	0	(1,989)	0

Total operating expenses	(88,975)	(117,092)	(162,755)	(91,265)	(43,198)

Income (loss) from operations	37,420	38,103	(40,061)	(47,696)	(24,112)

Income (loss) from continuing operations	39,083	35,710	(56,102)	1,408	(71,630)

Income (loss) from discontinued operations	1,088	9,435	222	(128)	52

Net income (loss)	40,171	45,145	(55,880)	1,280	(71,578)

Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	(1,281)	(757)	6,795	1,370	366

Net income (loss) attributable to GigaMedia	38,890	44,388	(49,085)	2,650	(71,212)

Earnings (loss) per share (in dollars):
Basic:
Income (loss) from continuing operations	0.72	0.65	(0.90)	0.05	(1.31)
Income (loss) from discontinued operations	0.02	0.17	0.00	0.00	0.00

Net income (loss)	0.74	0.82	(0.90)	0.05	(1.31)

Diluted:
Income (loss) from continuing operations	0.63	0.58	(0.90)	0.04	(1.31)
Income (loss) from discontinued operations	0.02	0.16	0.00	0.00	0.00

Net income (loss)	0.65	0.74	(0.90)	0.04	(1.31)

As of December 31,

(US dollars in thousands except for number of issued shares)

	2007	2008	2009	2010	2011
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Total current assets	115,417	128,799	104,839	93,088	118,920
Property, plant and equipment-net	13,008	13,468	5,989	5,301	4,288
Goodwill	85,149	87,098	44,417	39,493	28,437
Intangible assets-net	26,060	28,930	18,924	19,769	15,534
Total assets	283,865	316,793	260,181	267,589	191,706
Net assets	190,475	237,076	186,360	216,566	154,862
Total GigaMedia’s shareholders’ equity	180,655	228,456	184,745	217,521	156,072
Common shares, no par value, and additional paid-in capital	296,793	300,021	304,379	309,332	304,672
Number of issued shares (in thousands)	53,700	54,365	54,995	56,263	50,720
Dividends declared per share (in dollars)	0	0	0	0	0
Earnings (loss) per share from continuing operations
Basic	0.72	0.65	(0.90)	0.05	(1.31)
Diluted	0.63	0.58	(0.90)	0.04	(1.31)

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

In January 2009, we introduced Holic Online, an adventure-themed massively multi-player online role playing game (“MMORPG”), in Taiwan. Holic Online was not commercially successful in Taiwan. As a result, we terminated the Holic Online exclusive game license agreement in December 2010 and completely ceased the operation in March 2011. On June 25, 2009, we launched Warhammer Online: Age of Reckoning, a war-themed MMORPG, in Taiwan, Hong Kong and Macau. On July 7, 2009, we launched Luna Online, a casual fantasy-themed MMORPG in the PRC. Warhammer Online: Age of Reckoning and Luna Online were not commercially successful in the territories in which they were launched. As a result, we terminated the license agreements for these two games in April 2010 and June 2010, respectively. In addition, we have several MMORPGs and two non-role playing massively multiplayer online games (“non-RPG MMOs”) in the pipeline, which we expect to launch in various geographic markets. For additional information, see Item 4, “Information on the Company — B. Business Overview — Asian Online Game and Service Business” in this annual report. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the games, and fail to operate our new games at acceptable costs. We cannot assure you that our new games will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional online games that are commercially successful, our future revenues and profitability may decline.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that as of December 31, 2011, our disclosure controls and procedures were effective in providing reasonable assurance, that information required to be disclosed by us, in the reports that we file or submit under the Exchange Act, was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

As disclosed in our 2010 Annual Report on Form 20-F, we reported a material weakness that related to our inability to exercise sufficient control over a majority of T2CN’s assets and its financial reporting process. We determined that there were inadequate controls in place to address risks related to usurpation of established policies, procedures and control systems related to T2CN which resulted in our inability to exercise sufficient control over a majority of T2CN’s assets and its financial reporting process, which eventually resulted in a significant loss to us. As of December 31, 2011, we have remediated the previously reported material weakness in internal control over financial reporting by taking a series of remedial measures, including, among other things (1) establishing a dedicated team under the supervision of our audit committee to reassess and strengthen the procedures for identifying the appropriate controls over our PRC business units; including a) the process of the appointment of management to our PRC business units, b) the financial reporting process used by our PRC business units, c) the treasury procedures utilized by our PRC business units, d) strengthening controls over the utilization and custody of the company chops and legal representative chops of our PRC business units, and e) strengthening the contract review and approval procedures for our PRC business units, (2) strengthening the provisions of employment contracts and the employee handbook which can effectively govern our PRC employees, (3) establishing policies and procedures relating to monitoring controls over our PRC business units, and (4) strengthening of information and communication and logical access of financial data between our PRC business units and the Company’s management. We have undertaken and completed, as appropriate, testing to validate the effective implementation of the remedial measures described above and we have concluded that the material weakness in internal control over financial reporting we previously reported has been remediated as of December 31, 2011.

We have completed our Section 404 assessment under the Sarbanes-Oxley Act and received our auditors’ attestation as of December 31, 2011. The report of our independent registered public accounting firm includes an opinion regarding the effectiveness of our internal control over financial reporting. However, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

We entered into strategic alliances with SoftStar Entertainment Inc. (“SoftStar”), Neostorm Holdings Limited (“Neostorm”), XLGames Inc. (“XL Games”), Access China Holding Limited (“Access China”), Gorilla Banana Entertainment Corp. (“Gorilla Banana Entertainment”), JC Entertainment Corporation (“JC Entertainment”), Possibility Space Incorporated, and East Gate Media Contents & Technology Fund (“East Gate”) in June 2007, October 2007, December 2007, January 2008, May 2009, September 2009, December 2009, and August 2010, respectively. SoftStar is an online game development and publishing company incorporated in Taiwan. Neostorm was formed by the merger of four previously independent game development studios, and operates titles currently in the Philippines, Thailand and Vietnam. Neostorm focuses on medium-core casual game titles and is also developing smartphone versions of their existing game titles. XL Games was founded by the creator of one of the most popular online game franchises in history and focuses on MMORPGs with studios in Seoul, South Korea and Austin, Texas. Access China is an online game software developer in the PRC. Gorilla Banana Entertainment is an online game software developer in Korea. JC Entertainment is a publicly-listed company which develops online games in Korea. Possibility Space Incorporated is an online game software developer in the PRC. East Gate is a Korean Fund which invests in online game businesses and films.

The total costs incurred in connection with our acquisitions and investments in various businesses in 2011 were approximately US$5.2 million. Our financial results may be affected by such acquisitions or investments. We may incur debts upon an acquisition or suffer losses related to impairment of these investments. These debts or losses could negatively impact our results of operations. We recognized an impairment loss on goodwill of approximately US$5.1 million, and an impairment loss on investments of approximately US$13.3 million in 2011. See note 10 to our consolidated financial statements for additional information. Any impairment on goodwill and marketable securities and investments in the future may have a negative impact on our financial results. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to explore additional acquisition opportunities in the future. Such examination and exploration efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. We may not be able to complete acquiring or investing transactions that we initiate. Our ability to grow through such acquisitions and investments will depend on many factors, including the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete the transactions and our ability to obtain any required governmental approvals.

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

We recorded operating losses in past years, and we may experience losses in the future

In 2009, 2010 and 2011, we recorded an operating loss of US$40.1 million, US$47.7 million and US$24.1 million, respectively. Our future profitability will depend primarily upon the performance of our Asian online game and service business and the Everest Gaming business. We cannot assure you that we will not experience operating or net losses in future periods.

Our Asian online game and service business faces intense competition, which may adversely affect our revenues, profitability and planned business expansion

The online games market is highly competitive. Online casual game operators in Greater China and Southeast Asia are currently our primary competitors. We also compete with MMORPG operators throughout Greater China and Southeast Asia. Our major competitors in Taiwan include Gamania Digital Entertainment Co., Ltd. (“Gamania”), Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). Our major competitors in the PRC include Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc. (“Giant”), Changyou.com Limited (“Changyou”), The9 Limited, Shanghai Everstar Online Entertainment Co., Ltd. (“Nineyou”), Tencent Holdings Limited (“Tencent”), Perfect World Co., Ltd. (“Perfect World”), Kingsoft Corporation Limited (“Kingsoft”), Beijing Globalink Computer Technology Co., Ltd.(“Ourgames.com”) and Chinagames.net. Our major competitors in Southeast Asia are Asiasoft International Co., Ltd. (“Asiasoft”) and Garena Interactive Holding Limited (“Garena”).

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

Our Asian online game and service business depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks; the Everest Gaming business also faces similar risks

The development and operation of our online networks and those of Everest Gaming are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of physical and cybersecurity by computer viruses, system break-ins or otherwise. An increase in the volume of usage of online services could strain the capacity of the software and hardware employed, which could result in slower response time or system failures. We have a variety of backup servers at our primary site to deal with possible system failures. However, we do not have redundant facilities in the event of an emergency. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations.

While we and Everest Gaming have implemented industry-standard physical and cybersecurity measures, our network and those of Everest Gaming may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. Our Internet-based services may be interrupted as a result of the accidental or intentional actions of Internet users, our current and former employees or others. A party that is able to circumvent security measures could misappropriate proprietary information, attack our security and network system, and, perhaps, most importantly, cause interruptions in our operations. We and Everest Gaming have experienced in the past, and may experience in the future, security breaches and attacks. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions. There can be no assurance that any measures implemented will not be circumvented in the future. Furthermore, a successful security breach or attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage.

Our business and that of Everest Gaming are also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of Everest Gaming’s gaming software depend on ISPs and Everest Gaming’s system infrastructure for access to the Internet gaming sites operated historically by UIM and its sub-licensees and currently by Everest Gaming. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. For example, in February 2007, an earthquake off the coast of Taiwan, and in March 2011 an earthquake off the north-east coast of Japan, damaged several undersea fiber optic cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. We may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent communication over the Internet and could materially adversely affect our business, revenues, results of operations and financial condition.

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

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites

A portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. In addition, we may face internal fraud, including potential unauthorized usage of customer credit card information by our employees. While we are not aware of any breaches of security on our websites having occurred and we have taken steps to prevent this, including the implementation of payment card industry data security standards, our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our or our licensees’ reputation and ability to attract and retain customers. Everest Gaming may also face similar risks in its online gaming operations.

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

We may be subject to claims of intellectual property right infringement by third parties, which could subject us to significant liabilities and other costs

Our success depends largely on our ability to use and develop our technology and know-how without infringing upon the intellectual property rights of third parties. We cannot ensure that third parties will not assert intellectual property claims against us. The validity and scope of claims relating to the intellectual property may involve complex scientific, legal and factual questions and analysis, and tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we have to defend ourselves in legal or administrative proceedings, which can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, and prevent us from selling our products and services. The imposition of liabilities that are not covered by insurance, in excess of insurance coverage or for which we are not indemnified by a content provider, could have a material adverse effect on our business, results of operations and financial condition.

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

Our future results of operations or the growth of our business may suffer if we are unable to maintain satisfactory relationships with the licensors of our online games

We primarily source MMORPGs, advanced casual games and non-RPG MMOs through licensing from developers in various regions where online game development is relatively established. As of the date of this annual report, we have several licensed MMORPGs and licensed advanced casual games and non-RPG MMOs in our online game portfolio, including the games we currently offer and the games in the pipeline. We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued operation of our licensed online games and our continued access to new online game licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new online games developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

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

We have had significant turnover in our management team and additional turnover could harm our business

The success of our business is heavily dependent upon the services of our management team and other key personnel. We have experienced substantial turnover among members of our board of directors and senior management team in the past year. Further turnover of directors, senior management or key personnel could harm our business. Furthermore, we must successfully integrate all new management and other key personnel into our organization to achieve our operating objectives; failure to do so could adversely affect our business.

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

Our business could be adversely affected by natural disasters and the effects of influenza A virus subtypes H1N1, H5N1, SARS or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.

Risks Related to Our Joint Venture with BetClic

The limited operating history of the Everest Gaming business and our Asian online game and service business may not provide you with an adequate basis upon which to evaluate our business and prospects

We commenced our gaming software and service business operations in April 2004 and our Asian online game and service business in January 2006. We sold a 60 percent interest in our gaming software business to BetClic, a leading European sports betting and online gaming group, on April 8, 2010. The strategic alliance with BetClic was structured as a stock and asset sale to a newly-formed French entity, Everest Gaming, in which we hold a 40 percent stake. Everest Gaming’s operating history as an online gambling operator and our operating history as an online games operator may be too short to give you a sufficient basis for evaluating our business and financial performance. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by companies entering new and rapidly evolving markets such as the online gaming and online games market. These risks include our potential failure to:

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

Our remaining 40 percent ownership in Everest Gaming which we account for under the equity method, generated equity losses of approximately US$9.8 million and US$49.7 million for the period from April to December 2010 and for the year ended December 31, 2011, respectively. We cannot assure you that our strategic alliance with BetClic through such joint venture structure will be commercially successful. Any significant difficulties encountered by Everest Gaming in its operations or significant deviation from the terms of the agreement with BetClic, may have a material and adverse effect on our business and financial results.

The uncertain global legal and regulatory environment could have a negative impact on the Everest Gaming business and prospects

Everest Gaming primarily targets non-U.S. markets, predominantly the Continental European markets. Several European countries have adopted a regulated online gaming approach. For example, Italy has recently introduced a new set of regulations on online gaming. Italy, while initially a poker-only jurisdiction, has set forth a regulatory regime for casino. Everest Gaming has not pursued a license in Italy, and has ceased all Italian-facing operations. The French issued a license to Everest Gaming for online poker in June 2010. Online casino is widely seen as being prohibited under French law and Everest Gaming has stopped offering online casino gaming to people in France. Spain has promulgated a regulatory framework on online gaming. The Spanish government has delayed implementation of the online gaming regulations and the issuance of licenses. It is expected that the Spanish regulations will be implemented and take effect in the second half of 2012. Other jurisdictions in which Everest Gaming operates may require local licensing in the future. There can be no assurance that Everest Gaming will be successful in its efforts to obtain a gaming license from these jurisdictions, and that Everest Gaming would not face the potential loss of users in these jurisdictions. In addition, many European countries, including the Netherlands, Denmark and Germany, have taken actions or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on Everest Gaming and consequently on our Company.

The global legal and regulatory environment in which Internet gaming businesses operate remains highly uncertain and is subject to change. While many jurisdictions have some form of legal framework applicable to games of chance and land-based casinos, few provide clear guidance on how this framework applies to Internet gaming. In addition, the very nature of Internet gaming creates new and unique forms of entertainment that were neither contemplated nor feasible in the past. There can be no assurance that legislation prohibiting Internet gaming or regulating various aspects of Internet gaming industry will not be proposed and passed in potentially relevant jurisdictions. We cannot ensure that Everest Gaming, as an online gaming operator, is in compliance with all laws and regulations of the jurisdictions in which it operates, or that changes in such laws and regulations, or in their interpretation, will not adversely affect our business and results of operations.

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

The Everest Gaming business is incurring losses and may not be able to obtain financing from third parties on attractive terms or at all. We may or may not provide additional financing, and we may lose our return on our investment in Everest Gaming business

In 2010 and 2011, Everest Gaming recorded an operating loss of US$24.2 million and US$111.1 million, respectively. Everest Gaming has been incurring losses and may not be able to obtain financing from third parties on attractive terms or at all. Everest Gaming may have insufficient resources to cover its operating expenses in 2012. We and BetClic have provided a certain amount of shareholder loans to Everest Gaming in proportion to our respective shareholding percentage in 2011. However, none of us or BetClic is obligated to provide any additional financing pursuant to the shareholders agreement or under the French law. We cannot assure you that we will continue providing additional financing to meet Everest Gaming’s working capital needs, and we may lose our return on our investment in the Everest Gaming business which will adversely affect our business and results of operations.

The Everest Gaming business will be materially and adversely affected if credit card companies and other financial institutions cease to accept online gaming transactions

A substantial portion of Everest Gaming’s proceeds from its online gaming operations is from the deposits or payments made by its customers through credit card transactions. Financial institutions in the United States have ceased to accept online gaming transactions after the enactment of the Unlawful Internet Gambling Enforcement Act (“UIGEA”), which prohibits the use of communication facilities and financial transactions in connection with Internet gambling. For additional information, see Item 4, “The Information on The Company — B. Business Overview — Regulation” in this annual report. Although Everest Gaming primarily targets non-U.S. markets, predominantly in Continental European markets, there can be no assurance that credit card companies or other financial institutions in the jurisdictions where Everest Gaming operates will continue to accept and process online gaming transactions. Furthermore, there is a higher incidence of fraud associated with online credit card payments than with other types of payments, which could further discourage issuing banks from processing online gaming transactions. If credit card companies or other financial institutions cease to accept online gaming transactions, either generally or in the jurisdictions where Everest Gaming operates, Everest Gaming’s revenues and, in turn, its gaming software and service business could be materially and adversely affected.

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

Risks Related to Doing Business in Greater China

PRC laws and regulations restrict foreign ownership and investment in the online game industry, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations

We are classified as a foreign enterprise under PRC laws and various regulations in the PRC currently restrict foreign or foreign-owned enterprises from holding certain licenses required to provide and operate online games over the Internet in the PRC, including Internet content provider license (“ICP license”), Internet culture operation license and Internet publishing license. In order to comply with foreign ownership restrictions, we operate our Asian online game and service business in the PRC through our variable interest entity (“VIE”), Shanghai JIDI. Shanghai JIDI was established in December, 2010 and is effectively controlled by us through a series of contractual arrangements and we are therefore the primary beneficiary of Shanghai JIDI. Shanghai JIDI holds an ICP license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI have been included in our consolidated financial statements since January 2011. For additional information, see Item 4, “Information on the Company — B. Business Overview — Regulation — Regulations Relating to Online Games in the PRC — Foreign Ownership Restrictions” and Item 4, “Information on the Company — C. Organizational Structure” in this annual report.

As part of contractual arrangements, each of the shareholders of Shanghai JIDI has pledged all of their respective equity interests in Shanghai JIDI as security for the full performance of their respective obligations under all of their agreements with JIDI. According to the PRC Property Rights Law, a pledge over the equity interests of a limited liability company is created only when such equity pledge agreements are registered with the relevant local branch of the State Administration for Industry and Commerce (the “SAIC”). Shanghai JIDI has successfully registered the equity pledge agreements with the relevant local branch of the SAIC. We believe that we will be able to enforce these pledges in the PRC courts since these equity pledge agreements have been properly registered.

In July 2006, the Ministry of Industry and Information Technology (the “MIIT”, formerly the Ministry of Information Industry) issued a notice, which prohibits holders of ICP licenses and holders of value-added telecommunications business operation licenses from leasing, transferring or selling a telecommunications business operating license to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for their illegal operation of telecommunications business in the PRC. The notice also requires that ICP license holders and their shareholders directly own the domain names and trademarks used by such ICP license holders in their daily operations. The notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Local authorities in the various regions were required to ensure that existing ICP license holders conducted self-assessments of their compliance with the notice and submitted their status reports to the MIIT prior to November 1, 2006. Shanghai JIDI has conducted their self-assessments and believes that they are in compliance with the requirements of the notice. Shanghai JIDI has obtained the ICP licenses required for online games operation in the PRC.

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

The contractual arrangements with Shanghai JIDI and its shareholders may not be as effective in providing operational control as direct ownership and the shareholders of Shanghai JIDI may have potential conflicts of interest with us

We operate our Asian online game and service business in the PRC through our VIE, Shanghai JIDI. We have no ownership interest in Shanghai JIDI and rely on a series of contractual arrangements that are intended to give us effective control over Shanghai JIDI. However, the contractual arrangements may not be as effective as compared to having direct ownership and control over this company. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of directors, which, in turn, could affect changes, at the management level. In addition, Shanghai JIDI could violate its contractual arrangements with us, go bankrupt, suffer from problems in their businesses or otherwise become unable to perform their contracts with us. As a result, our business could be disrupted and our results of operations may be adversely affected.

The shareholders of Shanghai JIDI have no substantial shareholdings in our Company. Thus, their interests as shareholders of Shanghai JIDI and their duties to our Company may conflict. Although we have taken a series of remedial and protective measures to strengthen our effective control over Shanghai JIDI, we cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurring of substantial costs.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, the underlying contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may be unable to exert effective control over our PRC operating VIE, and our ability to conduct our business may be negatively affected. See Item 4, “Information on the Company — C. Organizational Structure” in this annual report.

Starting from June 2007 to December 2011, we operated our Asian online game and service business in the PRC primarily through T2 Entertainment, T2 Advertisement and Jinyou, all of which were our VIEs. From July 1, 2010, we lost effective control over those three VIEs due to the dispute with Wang Ji, the former shareholder of T2 Entertainment. We had been pursuing all means to regain effective control, including but not limited to the filing of lawsuits against Wang Ji in the courts of the PRC, Hong Kong, Singapore and the British Virgin Islands, and had incurred a significant amount of legal fees. In December 2011, we sold all of our ownership interest in T2CN (including our interest in all of the T2CN Operating Entities) and entered into a settlement agreement to resolve all of our civil litigation related to T2CN and the T2CN Operating Entities. See Item 8, “Financial Information — A. Consolidated Statements and Other Financial Information — Information on Legal or Arbitration Proceedings — Dispute with the former head of our Asian online game and service business in the PRC and former Chief Executive Officer of T2CN” in this annual report.

There is no assurance that similar issues will not arise in connection with the business operations of Shanghai JIDI, our newly established VIE in the PRC. In the event that Shanghai JIDI violates its contractual arrangements with us, becomes bankrupt, suffers from problems in its businesses or otherwise becomes unable to perform its contracts with us or any legal procedures initiated due to any dispute with the shareholders of Shanghai JIDI, our business could be disrupted and our results of operations may be adversely affected.

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

Restrictions on virtual currency may adversely affect our revenues from online game operations in the PRC

Our online game operations revenues in the PRC are primarily collected through the sale of our prepaid game cards or online sale of game points. On February 15, 2007, 14 PRC government authorities jointly issued the Circular for Further Strengthening the Administration of Internet Café and Online Games, which directs the People’s Bank of China (“PBOC”) to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This circular provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Circular on Strengthening the Administration of Virtual Currency in Online Games. According to this circular, any PRC entities engaging in issuance or trade service of virtual currency in online games shall meet the requirements of “Commercial Online Cultural Entities” as prescribed in the Tentative Measures for Administration of Internet Culture (first issued in 2003 and revised in 2011) and are required to apply to the Ministry of Culture for an approval. This circular further provides, among others, that (i) the form, issuance scope and unit purchase price of virtual currency, the refund method in case of termination of online games, the purchase method for the users (including cash, bank card, payment via Internet, etc.), the protection measures for users’ rights and interests, and the technology security safeguard measures, shall be filed with the Ministry of Culture for record; (ii) the unit purchase price of virtual currency shall not be changed by online games operators; (iii) the new type of virtual currency shall be filed with the Ministry of Culture for record before issuance by online games operators; and (iv) the virtual currency trade service shall not be open to the minors. On June 3, 2010, the MOC issued the Tentative Measures for Online Games Administration (the “Tentative Measures”), which will take effect as of August 1, 2010. The Tentative Measures’ provisions with respect to virtual currency substantially reiterate current law, although they also impose a prohibition on trading services for unapproved or unfiled online games. “Virtual Currency for Online Games” was defined as a virtual exchange tool represented by special numerical units, issued by online game operators and deposited by magnetic recording in a server outside online games and should be directly or indirectly purchased at certain rates by game players with legal tender. Providing virtual currency trading services to minors is prohibited. Virtual currency can only be used for online game products and services and shall not be used to purchase other goods and service. Furthermore, all users’ purchase records shall be retained for at least 180 days. The Shanghai Online Game Industry Service Standards, the PRC online game industry’s first local standards, were released on January 31, 2012 and took effect from March 1, 2012. The standards prohibit online game operators from providing virtual currency transactions to minors. These restrictions may result in lower sales of our prepaid game cards or game points, and could have an adverse effect on our game operations revenues.

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

Risks Related to Ownership of our Shares

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2011, the closing prices of our Shares on the Nasdaq Stock Market have ranged from US$0.80 to US$1.60 per share, and the closing price on March 30, 2012 was US$1.33. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Our Shares are listed on the Nasdaq Global Market and if we fail to meet the standards for continued listing of our Shares on Nasdaq, the Shares could be delisted from the Nasdaq Stock Market

Our Shares are listed on the Nasdaq Global Market. The Nasdaq Global Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a US$1.00 minimum bid price per share. On September 29, 2011, we received notice from the Nasdaq Stock Market stating that our Shares failed to maintain a minimum bid price of US$1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market (the “Rules”). We were provided a grace period of 180 calendar days, or until March 26, 2012, to regain compliance by maintaining a closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days. If at any time before March 26, 2012, the bid price of our Shares were to closes at US$1.00 per share or more for a minimum of ten consecutive business days, Nasdaq would notify us that we had regained compliance with the Rules.

On February 9, 2012, we received notice from the Nasdaq Stock Market stating that the Nasdaq staff had determined that for the last 10 consecutive business days, from January 26, 2012 to February 8, 2012, the closing bid price of our Shares had been at US$1.00 per share or greater. Accordingly, we regained compliance with the Rules.

Had we not regained compliance with the Rules by March 26, 2012, we might have be eligible for an additional 180 calendar day grace period if we had submitted, no later than the expiration date, an application to transfer our securities to The Nasdaq Capital Market. We would have been required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement. The Nasdaq staff would have made a determination as to whether they believe we could cure the deficiency. Had the staff concluded that we were not be able to cure the deficiency, or had we determined not to submit a transfer application, the staff would have provided notice that our securities would be subject to delisting. We could have appealed such delisting determination to a Hearings Panel.

There can be no assurance that we will continue to meet all of the requirements for continued Nasdaq listing. If we fail to comply with the minimum bid price requirement, our Shares could be delisted from the Nasdaq Global Market or Nasdaq Capital Market, which could have a material adverse effect on our stock prices and our standing with current and future investors.

We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests

As of March 31, 2012, a member of the Koo family beneficially owned approximately 21.29 percent of our outstanding Shares. Accordingly, a member of the Koo family has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and the power to prevent or cause a change in control. The interests of such member of the Koo family may differ from or conflict with your interests.

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

Our Asian online game and service business in the PRC relies on revenues transferred from our PRC VIE to us pursuant to contractual arrangements. Any restriction on such payments for revenue transfer and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders

JIDI, our wholly owned subsidiary in the PRC, entered into a consulting services agreement with Shanghai JIDI, our PRC VIE, under which JIDI provides certain technical consulting services to Shanghai JIDI in exchange for substantially all of Shanghai JIDI’s net income. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which would effectively reduce the amount that JIDI will receive from Shanghai JIDI. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from Shanghai JIDI, and may in turn adversely affect our business, our net income and our ability to pay dividends to our shareholders.

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

Our Company is incorporated under the laws of the Republic of Singapore. Many of our directors and senior management reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or any of these persons or to enforce in the United States any judgment obtained in the U.S. courts against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. federal securities laws or any state or territory of the United States. Judgments of the U.S. courts based upon the civil liability provisions of the U.S. federal securities laws may not be enforceable in Singapore courts, and it is unclear whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the U.S. federal securities laws.

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

Following the completion of our restructuring efforts in September 2008, we have devoted our efforts and resources to gaming software products and application services and operating online games businesses primarily through CESL, our wholly-owned subsidiary. From time to time, we also make strategic non-controlling investments in entities that we believe, at the time of such investments, complement or enhance our business (“Strategic Investments”). These Strategic Investments may be deemed to be investment securities under the 1940 Act. In April 2010, we consummated the sale of a 60 percent interest in our gaming software business to BetClic, a leading European sports betting and online gaming group, for US$100 million in cash and the right to a possible earnout payment based on the future performance of the business. As part of the transaction, we purchased the shares of UIM, our then-major licensee which provided online gaming services, and sold all of UIM’s material assets to Everest Gaming. We and BetClic also hold, respectively, put and call options on our 40 percent interest in the gaming software and service business exercisable at fair market value at various dates over the next several years. As a result of the transaction with BetClic, we no longer have majority control of the gaming software and service business and continue to have a significant amount of cash on hand. See Item 4, “Information on the Company — B. Business Overview — Gaming Software and Service Business” for additional information. Consequently, there is a risk that we could be deemed to be an investment company because our investment securities may be deemed to comprise more than 40% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis pending investment of the proceeds of the sale into our remaining businesses.

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2011, the first quarter of 2012 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to Shares

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2011, and we will likely be a PFIC for our current taxable year ending December 31, 2012, unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-United States corporation, such as us, will be treated as a PFIC for any taxable year in which 75 percent or more if its gross income consists of “passive” income or 50 percent or more of its assets (based on an average of the quarterly values during such taxable year) are classified as passive assets. For this purpose, cash and other liquid assets are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

In 2004, we began the restructuring of our principal business operations with a view to shifting our strategic focus to the gaming software and service business and the Asian online game and service business. The following chart highlights some of the major historical developments of our Company from January 2004 to April 2012:

Time	Event
April 2004	We acquired the business and operations of Grand Virtual, Inc., a privately-held gaming software developer and application service provider, and its affiliates.

September 2005	We sold all of our ownership interest in the Rose Records and Tachung Records music store chains with a view to eliminating non-core operations.

January 2006	We acquired FunTown, an Asian online game and service business operated in Taiwan and Hong Kong, to enhance our position in the online entertainment market.

May 2006	We disposed of our ADSL business, which was an operational line of our Internet access and services business.

December 2006	We acquired preferred shares in IAHGames, an online game operator, publisher and distributor in Southeast Asia, which were convertible into a 32.26 percent ordinary share interest in IAHGames. In 2007, due to IAHGames’ issuance of new preferred shares to third parties, the Company’s ownership percentage in IAHGames’ common equity on an as converted basis was reduced to 28.43 percent. In July 2010, we increased our ownership percentage in IAHGames to 80 percent by the acquisition of certain preferred shares from existing shareholders and the subscription for new preferred shares.

June 2007	We completed the acquisition of the controlling interest in T2CN, one of the online casual game operators in the PRC. On August 8 and August 12, 2009, we acquired certain ordinary shares of T2CN from two existing shareholders respectively. On December 14, 2011, we sold all of our ownership interest in T2CN (including our interest in all of the T2CN Operating Entities) and settled all civil litigation related to T2CN and the T2CN Operating Entities.

September 2008	We sold our last remaining non-core business, our consumer cable modem and corporate ISP business, to China Network Systems Co., Ltd. and its affiliates. The disposal effectively completed our business restructuring process which we began in 2004. For additional information, see Item 5, “Operating and Financial Review and Prospects — Certain Significant Events affecting Our Results of Operations for 2007, 2008 and 2009 — Divestiture of our legacy Internet access and service business” and Item 10, “Additional Information — C. Material Contracts — Sale of Internet Access and Service Business” in this annual report.

April 2010	We completed the sale of a 60 percent interest in our online gaming software business to BetClic, a leading European sports betting and online gaming group. The strategic alliance with BetClic was structured as a stock and asset sale to a newly-formed French entity, Everest Gaming, in which we received a 40 percent stake. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets of which were sold to Everest Gaming as part of the transaction.

April 2010	We entered into several agreements with IAHGames itself and certain shareholders of IAHGames, to acquire additional preferred shares of IAHGames. The acquisition of IAHGames was completed on July 1, 2010. As a result of the acquisition, we hold preferred shares convertible into 80 percent of common shares of IAHGames. IAHGames is an online game publisher, operator and distributor based in Singapore and operates several award-winning titles including EA SPORTS™ FIFA Online 2, Granado Espada and Dragonica. In 2010, IAHGames, through its wholly owned subsidiary Monsoon, entered into various agreements with Blizzard to distribute selected Blizzard Entertainment® games in Southeast Asia. In September 2011, as part our strategic restructuring and new strategic growth plans, we terminated the distribution partnership with Blizzard by mutual agreement. In January 2012, IAHGames’ commitments under the distribution partnership were fully terminated.

Our Singapore company registration number is 199905474H. Our principal executive offices are located at 10th floor, 392 Ruiguang Road, Taipei, Taiwan, and our telephone number is 886-2-2656-8000. Our website address is: http://www.gigamedia.com. Our agent in the U.S. is Computershare Limited and its office address is located at 480 Washington Blvd. Jersey City, the United States.

Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011”.

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

Subsequent to completion of the restructuring and through April 8, 2010, we generated our revenue primarily through providing gaming software products and application services and operating online games. We operated our gaming software and service through CESL, our wholly-owned subsidiary. From 2004 through 2010, we were focused on developing software packages for online poker and casino operations. We provided the Everest-branded gaming platform to various online poker and casino game sites, including Everest Poker, one of the world’s largest online poker websites in terms of seven-day average player counts according to PokerScout, a third-party online poker review service. Our products and services included online poker and casino gaming software packages, extensive online gaming management tools, and application and consulting services. To improve usability of our products in international markets and serve customers seeking geographic expansion, we developed the expertise and infrastructure to make our products suitable for the local markets in which the games are offered. Our gaming software products and services, now operated by Everest Gaming, are currently available in 15 major languages. Our gaming software and service business was historically dependent on our then-largest licensee, UIM. UIM operated various online poker and casino websites, including Everest Poker, primarily targeting players from Continental European markets. Fees earned by us were historically based on UIM’s gross receipts from the operation utilizing the licensed software. The financial results of UIM were historically incorporated into our consolidated financial statements in accordance with the FASB Accounting Standards Codification although we did not historically own any equity interest in UIM.

On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to BetClic, a leading European sports betting and online gaming group. The strategic alliance with BetClic was structured as a stock and asset sale to a newly-formed French entity, Everest Gaming, in which we received a 40 percent stake. As part of and as a condition to the completion of the transaction, we purchased the shares of our then-major licensee, UIM, all of the material assets (including the Everest Poker operations) of which were sold to Everest Gaming as part of the transaction. In accordance with the terms of the strategic alliance, Everest Gaming has been seeking to migrate all BetClic poker players to the Everest Poker platform in order to create one of the largest poker player “liquidity” platforms in Europe. On June 7, 2010, Everest Gaming received online poker licenses as part of the first grant of licenses in France. In July 2010, BetClic.fr and Everestpoker.fr, sites were approved by ARJEL, the French gaming regulatory authority for the French online poker market. Since July 2010, all of BetClic French poker players have been able to play on the Everest Poker platform by logging on to the BetClic.fr website and clicking a link. Chips are purchased using BetClic’s software and may be transferred for use on the Everest Poker platform. Everest Gaming further increased migration between the Everest Poker and BetClic Poker operations by allowing all of BetClic’s non-French European poker players to play on the Everest Poker platform by logging on to the BetClic.com website beginning in late August 2011. The combined user base of Everest Poker and BetClic Poker — both leading brands throughout Europe — strongly positions the alliance to capture dominant market share within the French market, one of the largest in Europe, and the more broad European international market. From and after April 9, 2010, we no longer consolidate the financial results of the gaming software and service business in our consolidated financial statements. From that date, we account for our interest in Everest Gaming using the equity method of accounting. As a result, it may be difficult to compare our results of operations in future periods to our historical results of operations.

We operate an increasingly diversified Asian online game and service business in Greater China markets. Since July 2007 and through June 2010, we conducted our Asian online game and service business in the PRC primarily through T2CN. Due to the dispute with Wang Ji, the former head of our Asian online game and service business in the PRC that arose in July 2010, we have been prevented from obtaining and did not have access to the financial information of T2CN. Given we could not exercise control over a majority of T2CN’s assets and its financial reporting process, we deconsolidated T2CN’s financial results with effect from July 1, 2010 and completely wrote off our investment and advances to the entities held or controlled by T2CN in the fourth quarter of 2010. In December, 2011, we sold all of our ownership interest in T2CN (including our interest in all of the T2CN Operating Entities) to Hornfull Limited and entered into a settlement agreement to resolve all of our civil litigation related to T2CN and the T2CN Operating Entities. See Item 8, “Financial Information — A. Consolidated Statements and Other Financial Information — Information on Legal or Arbitration Proceedings — Dispute with the former head of our Asian online game and service business in the PRC and former Chief Executive Officer of T2CN” in this annual report.

We operate our Asian online game and service business in Taiwan, Hong Kong and Macau through FunTown, in the PRC through Shanghai JIDI and in Southeast Asia through IAHGames. Our online game portfolio currently includes online MahJong, card, chance-based and simple casual games, advanced casual games, non-RPG MMOs and MMORPGs. We currently offer seven advanced casual games and non-RPG MMOs, four MMORPGs and over 34 online card, chance-based and simple casual games. We offer online MahJong through our FunTown-branded game platform, which we believe is one of the largest online MahJong networks in Taiwan. We also launched our MahJong game application which uses a web-based technology with no download required. This simplified user sign-in procedures and enabled tighter integration with the social networking platform. We acquired a specialized Web-based social games development team in the PRC through Shanghai JIDI and expect to launch the first of our new proprietary social network games in 2012.

We entered into various agreements with Blizzard through Southeast Asia games operator IAHGames, of which we became a controlling shareholder since July 2010. In connection with the strategic alliance, IAHGames, through its wholly owned subsidiary Monsoon, entered into various agreements with Blizzard to distribute selected Blizzard Entertainment® games in Singapore, Malaysia, Thailand, Indonesia and the Philippines, include bestselling games from Blizzard’s Diablo® action-role-playing-game series, Warcraft® and StarCraft® real-time strategy-game series, including StarCraft II: Wings of Liberty™, and World of Warcraft® and its three expansion sets, The Burning Crusade®, Wrath of the Lich King® and Cataclysm™. In September 2011, as part our strategic restructuring and new strategic growth plans, we terminated the distribution partnership with Blizzard by mutual agreement. In January 2012, IAHGames’ commitments under the distribution partnership were fully terminated. We currently operate several award-winning titles including EA SPORTS™ FIFA Online 2, Granado Espada and Dragonica through IAHGames.

We have experienced seasonality primarily as a result of slower sales of our Asian online game and service business in the second and third quarters, during which people tend to spend less time indoors and online as daylight hours increase and the weather conditions in Greater China and Southeast Asia improve. Typically, our first and fourth quarters have been our strongest revenue periods.

To complement our online games, we offer various value-added services and virtual items for players to enhance their game experience, skills and online personal character. We focus on building community-based online platforms to cater to different social networking needs of our users and provide various channels to facilitate communications among them. We intend to continue to seek growth and enhance our market position in the online games industry. We intend to increase focus on Web-based social games and expect to launch more online games on mobile platforms.

While we have historically experienced significant growth in our operations of gaming software and service and Asian online game and service business, we experienced a significant downturn in 2009, 2010 and 2011. For the years ended December 31, 2009, 2010 and 2011, our revenue from the gaming software and service segment was US$112.7 million, US$25.8 million and US$0, respectively, and our revenue from the online games segment was US$46.9 million, US$38.9 million and US$34.4 million, respectively. For the years ended December 31, 2009, 2010 and 2011, our consolidated net income (loss) attributable to us was US$(49.1) million, US$2.7 million, and US$(71.2) million, respectively.

Asian Online Game and Service Business

Our Operating Entities

FunTown

In January 2006, we acquired FunTown, an online game and service provider operated in Taiwan, Hong Kong and Macau, to enhance our position in the online entertainment market. We consolidated the financial results of FunTown into our consolidated financial statements since January 1, 2006. Through the FunTown-branded platform, we develop and offer various local versions of MahJong for players in Asia, particularly for those in Taiwan and Hong Kong. FunTown’s game portfolio currently includes MahJong, card, chance-based and simple casual games, advanced casual games, non-RPG MMOs and MMORPGs.

IAHGames

In December 2006, we acquired voting preferred shares in IAHGames, an online game operator, publisher and distributor in Southeast Asia, which were convertible into a 32.26 percent ordinary share interest in IAHGames. In 2007, due to IAHGames’ issuance of new preferred shares to third parties, the Company’s ownership percentage in IAHGames’ common equity on an as converted basis was reduced to 28.43 percent. In July 2010, we increased our ownership percentage in IAHGames to 80 percent through the acquisition of certain preferred shares and the subscription for new preferred shares. We consolidated the financial results of IAHGames into our consolidated financial statements since July 1, 2010. We acquired IAHGames in order to enhance our position in the online game market in Southeast Asia and strengthen our online entertainment product portfolio. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 — Acquisition of IAHGames”.

IAHGames is an online game publisher, operator and distributor based in Singapore and operates several award-winning titles including EA SPORTS™ FIFA Online 2, Granado Espada and Dragonica. IAHGames, through its wholly owned subsidiary Monsoon, entered into various agreements with Blizzard to distribute selected Blizzard Entertainment® games in Southeast Asia. In September, 2011, as part of our strategic restructuring and new strategic growth plans, we terminated the distribution partnership with Blizzard by mutual agreement. In January, 2012, IAHGames’ commitments under the distribution partnership were fully terminated.

JIDI

We established JIDI, a wholly owned subsidiary in the PRC in October 2010. We operate our Asian online game and service business in the PRC through our VIE, Shanghai JIDI, which was established in the PRC in December, 2010. Shanghai JIDI holds an ICP license, an Internet cultural operation license and an Internet publishing license. Shanghai JIDI is owned by PRC nationals. We effectively control our VIE, Shanghai JIDI, through a series of contractual arrangements. We consolidated the financial results of Shanghai JIDI into our consolidated financial statements since January 2011. See Item 4, “Information on the Company — C. Organizational Structure” in this annual report.

We acquired a specialized Web-based social games development team in the PRC through Shanghai JIDI and expect to launch Yao You Ji, the first of our new proprietary social network games in 2012.

The net assets (liabilities), total assets and total liabilities of Shanghai JIDI on an unconsolidated basis were approximately US$(573) thousand, US$341 thousand and US$914 thousand, respectively, as of December 31, 2011. For the year ended December 31, 2011, total revenues and net loss of Shanghai JIDI were as follows:

2011
(in US$ thousands)
Total revenue	$29
Net loss	$(2,110)

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

Through our FunTown-branded platform, we develop and offer various local versions of MahJong for players in Asia, particularly for those from Taiwan and Hong Kong. To play our online MahJong games, players install the client-end software which can be downloaded free of charge from our game websites. Players can compete with anyone throughout the FunTown network. Our MahJong games are designed for players of all levels of skill and experience. To accommodate various needs of players, we offer different online MahJong rooms based on skill levels or stakes. We believe our online MahJong game site is one of the largest online MahJong networks in Taiwan.

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

We continue to expand and diversify the game platforms for our online MahJong. In January 2009, in cooperation with Microsoft, we launched FunTown’s online MahJong on the Xbox 360 game consoles for worldwide release. Since April 2009, in cooperation with Skype Limited, we integrated Skype software’s voice-over-IP functions into our online MahJong game system, allowing our MahJong game players to add friends from Skype to our game system and use Skype’s voice chatting function while playing our online MahJong games.

Our MahJong offering faced strong competition in 2010 from an explosion of online games offered on social network platforms. We responded by launching our MahJong game application which uses a web-based technology with no download required in January 2011. This simplified user sign-in procedures and enabled tighter integration with social networking platform by allowing users to log into our game directly via their accounts at the social networking platform. We also launched a single person variation of our MahJong product on the iPad platform and iPhone platform as a way of further broadening our platform reach in 2011. We expect to commercially launch online MahJong for the iPad platform in 2012.

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

We provide many different online card games, which are popular in various regions in Asia. Players can select their desired table based on the level of skill or stakes. These games are designed with online multiplayer features that allow players to compete against one another. To diversify FunTown products, we also offer chance-based games, including bingo, lotto, horse racing, Sic-Bo, slots and various simple casual games. We are working towards expanding the casual games platform by providing a variety of casual games. Since 2009, we introduced World Tour Video Slot, Race Course Winner, Baccarat, Pirates Pachi Slot, Paradise Island, Red Dog, Roshambo, Pai Gow Poker, Double Double Bonus Poker, Grand Slam MahJong, Four Saint Beast Pachi Slot, Pirates Pachi Slot II, MahJong-Bingo, Big2 Web, 7 Poker and The Exchange of Future Events into our game contents. These newly added game contents improve the competitiveness of our Asian online game and service business and help to increase our revenues.

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

In Taiwan and Hong Kong, we offer various advanced casual games and non-RPG MMOs through FunTown. In June 2006, we launched our first advanced casual game, Tales Runner. Tales Runner is a multi-player obstacle running game in which players compete by running, jumping, dashing and using items. Since the launch, Tales Runner has become one of the most popular online sports games in Hong Kong. In December 2007, we launched Nanaimo, a cute style action-based casual game. In Southeast Asia, we offer various advanced casual games and non-RPG MMOs through IAHGames. In November 2010, we commercially launched Alliance of Valiant Arms, an online massively multiplayer first person shooter game which provides large-scale and team-based combat, in Taiwan, Hong Kong and Macau.

The following table summarizes our advanced casual games and non-RPG MMOs that we offered as of the date of this annual report:

Game	Description	Commercial Launch	Game Source	Revenue Model	Market
Tales Runner	Sports — Obstacle running	June 2006 in Taiwan August 2006 in Hong Kong	Licensed	Item-billing	Taiwan, Hong Kong

Nanaimo	Action	December 2007	Licensed	Item-billing	Hong Kong

EA Sports™ FIFA Online 2 (Thai)	Online Sports Game	December 11, 2008	Licensed	Item-billing	Thailand

EA Sports™ FIFA Online 2 (Vietnamese)	Online Sports Game	January 8, 2009	Licensed	Item-billing	Vietnam

EA Sports™ FIFA Online 2 (English)	Online Sports Game	January 23, 2009	Licensed	Item-billing	Singapore, Malaysia

EA Sports™ FIFA Online 2 (Indonesian)	Online Sports Game	July 27, 2011	Licensed	Item-billing	Indonesia

弹弹堂	Casual Web Game	December 23, 2009 in Hong Kong March 25, 2010 in Taiwan	Licensed	Item-billing	Hong Kong

Counter-Strike Online	First Person Shooting Game	October 27, 2010	Licensed	Item-billing	Singapore, Malaysia

Paperman	First Person Shooting Game	November 12, 2010	Licensed	Item-billing	Thailand

Alliance of Valiant Arms	Massively Multiplayer First Person Shooting Game	November 17, 2010	Licensed	Item-billing	Taiwan, Hong Kong, Macau

The following table summarizes our advanced casual games and non-RPG MMOs which we expect to launch in various geographic markets as indicated in 2012:

Game	Description	Status	Game Source	Target Market
Super Star King	Online Casual Music Rhythm & Singing Game	Game Localization	Licensed	Singapore, Malaysia

妖游记 (Yao You Ji)	Web-based social network games	Closed Beta Testing	Self-Developed	PRC

Players download and install client software from our websites, except for browser-based games, where players can play directly from a web browser. Our advanced casual games and non-RPG MMOs are offered free-of-charge to all players. In order to enhance their online game playing experience, players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

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

Game	Description	Commercial Launch	Game Source	Revenue Model	Market
Granado Espada	MMORPG	August 20, 2007	Licensed	Item-billing	Singapore, Malaysia, Philippines

Dragonica (English)	MMORPG	June 27, 2009	Licensed	Item-billing	Singapore, Malaysia, Philippines

Dragonica (Chinese)	MMORPG	June 4, 2009	Licensed	Item-billing	Malaysia

Dragonica (Thai)	MMORPG	January 4, 2010	Licensed	Item-billing	Thailand

Dragonica (Indonesian)	MMORPG	July 13, 2010	Licensed	Item-billing	Indonesia

Dragonica (Vietnamese)	MMORPG	May 26, 2011	Licensed	Item-billing	Vietnam

魔神傳説	Brower-based Action MMORPG	September 23, 2011	Licensed	Item-billing	Hong Kong

4Story	Cartoon Fantasy Themed Role-Playing Game	August 17, 2011	Licensed	Item-billing	Taiwan, Hong Kong, Macau

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

Nan Di Bei Gai was jointly operated by Shanghai JIDI and a third party game developer. Under the joint operation model, the third party game developer was responsible for game development and providing technical support to game operation and Shanghai JIDI was responsible for installing and maintaining game servers, operating the game on Shanghai JIDI platform and providing online game services for the users to enhance their playing and entertainment experiences. The third party game developer and Shanghai JIDI agreed to share game revenues generated by the operation of such game proportionally. Shanghai JIDI commercially launched Nan Di Bei Gai in April 2011. This game was not commercially successful in the PRC. We terminated the joint operation agreement with the relevant game developer on March 15, 2012. As part of the termination of the operation of this game and to provide a transition for end users, we allowed end users to continue playing Nan Di Bei Gai for a certain period after the termination date of the joint operation agreement. On April 15, 2012, we completely ceased the operation of Nan Di Bei Gai in the PRC.

We entered into various agreements with Blizzard through Southeast Asia games operator IAHGames, of which we became a controlling shareholder since July 2010. In connection with the strategic alliance, IAHGames, through its wholly owned subsidiary Monsoon, entered into various agreements with Blizzard to distribute selected Blizzard Entertainment® games in Singapore, Malaysia, Thailand, Indonesia and the Philippines, include bestselling games from Blizzard’s Diablo® action-role-playing-game series, Warcraft® and StarCraft® real-time strategy-game series, including StarCraft II: Wings of Liberty™, and World of Warcraft® and its three expansion sets, The Burning Crusade®, Wrath of the Lich King® and Cataclysm™. In September 2011, as part our strategic restructuring and new strategic growth plans, we terminated the distribution partnership with Blizzard by mutual agreement. In January 2012, IAHGames’ commitments under the distribution partnership were fully terminated.

The following table summarizes MMORPGs which we expect to launch in various geographic markets in the next few years:

Game	Description	Status	Game Source	Target Market
ArcheAge	Medieval Fantasy Themed Action Role-Playing Game	Closed Beta Testing in Korea	Licensed	Taiwan, Hong Kong, Macau

SpongeBob SquarePants	MMORPG	Under Development	Co-Development	Asia, European Union, Eastern Europe and Latin America

Grand Epic Online (Thai)	Browser-based MMORPG	Game Testing	Licensed	Thailand

Blue Tears	Cute-anime Side Scrolling MMORPG	Open Beta Testing in China, Japan and Commercial Launch in Korea	Licensed	Taiwan

In March 2010 and September 2011, we entered into a game development, publishing and distribution agreement and an amendment agreement with Nickelodeon pursuant to which we agreed to develop, publish and distribute a MMORPG in Asia, the European Union, Eastern Europe and Latin America based upon and branded with the Nickelodeon animated television program “SpongeBob SquarePants” for Nickelodeon.

Most of our games are operated or expected to be operated under the item-billing revenue model (“Item-Billing”). Under the Item-Billing model, users are able to access the basic functions of a MMORPG for free. Players may choose to purchase in-game value-added services as well as in-game virtual items and premium features to enhance the game experience. These services and items allow players to utilize more functions, improve performance and skills, and personalize the appearance of a game character. Game points are consumed as users purchase value-added services and in-game items.

Game Sources

In-house development of MahJong, Card, Chance-Based and Simple Casual Games

We develop our games offered on FunTown’s game platform, including online MahJong, card, chance-based and simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration into our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we acquired a specialized Web-based social games development team which was comprised of 11 software and design engineers in the PRC through Shanghai JIDI. As of March 31, 2012, we have an in-house team, which was comprised of approximately 55 software and design engineers.

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

Prior to negotiating a license agreement with a game developer, our game testing team evaluates the game and prepares detailed evaluation reports covering the theme, storyline, in-game culture and environment, character progression, system architecture, game art, design, virtual articles and items.

We enter into a license agreement after we decide to operate the selected game based on the results of our evaluation. The cost of licensing games from developers generally consists of an upfront licensing fee, which we normally pay in several installments, and ongoing licensing fees, or royalties, which are equal to a percentage of revenues generated from operation of the game. We may also have to provide certain minimum guarantees in royalties to developers.

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

•

Tournaments. FunTown provides various tournaments for its online MahJong players. After players join a club, they can participate in biweekly online inter-club tournaments. On an annual basis, FunTown organizes large-scale tournaments, in which a large number of players are invited to the tournament premises and compete online via computers.

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

•

Customer Services. FunTown provides support and services to its customers primarily through walk-in customer service centers in Taipei and Hong Kong and e-mails and in-game report system where players can inquire and receive responses from FunTown.

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

•

Customer Services. IAHGames focuses on providing quality customer service in order to retain its existing customers as well as attract new customers. IAHGames offers a ticketing system for customers to provide feedback and complaints about its products or services at any time.

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

•

Customer Services. JIDI focuses on providing quality customer service in order to retain its existing customers as well as attract new customers. JIDI offers multiple communication channels, including telephone hotline and customer service e-mail, for the customers to provide feedback and complaints about its products or services at any time.

Non-PC Based or Mobile Platforms for Certain Games

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

We launched our MahJong game application which uses a web-based technology with no download required. This simplified user sign-in procedures and enabled tighter integration with social networking platform by allowing users to log into our game directly via their accounts at the social networking platform. We also launched a single person variation of our MahJong product on the iOS platform as a way of further broadening our platform reach.

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

Advertisements and Offline Promotions

We advertise our brand names and our games across a variety of media, including newspapers, the Internet, television, radio, university campus and outdoor advertisements. From time to time we distribute game-related posters, promotional prepaid cards for new users and souvenirs at trade shows, selected Internet cafés and other locations. We have contracted with various Internet café unions directly or via agents to promote our games in Internet cafés, and have contracted with several advertising and publishing service providers to promote our games through popup windows at designated Internet portals in the PRC. We also conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our users.

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

Direct Marketing

We use telemarketing and e-mail correspondence to inform our users of new games, promotions and other game-related services.

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

As of March 31, 2012, JIDI owned approximately 70 servers and leased 39 servers from ISPs for our online games operation in the PRC.

As of March 31, 2012, we owned approximately 780 servers and leased 15 servers from ISPs for our online games operation in Taiwan and Hong Kong. As of the same date, our server network in Taiwan and Hong Kong consisted of approximately 255 game servers.

We are the first gaming company in Southeast Asia to use unified computing to deliver efficiency and scalability to our operations in the region. With Corous360, a leading independent online games cloud service provider, we have taken the operations of managing interactive entertainment into the virtual space. The implementation provides a highly secure, scalable, efficient and cost-effective platform that reduces information technology infrastructure costs and complexity, while improving our business agility. The business value in using cloud computing has also resulted in us offering the platform as a chargeable service to all game developers and providers, as we collaborate to share knowledge and cost-savings measures with other companies in the industry, taking the business of online games, to a future-state.

We seek to adapt our infrastructure promptly in response to changing circumstances.

Our Players

In the PRC, as of March 31, 2012, we had an aggregate of over 306,400 registered usernames of our online games.

In Taiwan and Hong Kong, as of March 31, 2012, we had an aggregate of over 19.3 million registered usernames of our online games. In the month of December 2011, we recorded over 75.6 thousand paying players and approximately 32.7 thousand peak concurrent users.

In Southeast Asia, as of March 31, 2012, we had an aggregate of 25.3 million registered usernames of our online games. In the month of December 2011, we recorded approximately 183,000 paying players and approximately 99,000 peak concurrent users.

Competition

Our primary competitors in the Asian online game and service business are online game operators based in Taiwan, the PRC and Southeast Asia. Our major competitors in Taiwan include Gamania, Soft-World, IGS, UserJoy and GodGame. Our major competitors in the PRC include Shanda, Giant, Changyou, The9 Limited, Nineyou, Tencent, Perfect World, Kingsoft, Ourgames.com and Chinagames.net. Our major competitors in Southeast Asia include Asiasoft and Garena.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

We expect more online games operating companies to enter into the markets where we operate, including Taiwan, the PRC, Hong Kong and Southeast Asia, and that a wider range of online games to be introduced to the these market given the relatively low entry barriers to entry in the online games industry. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness.

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

Everest Gaming operates online poker games and online casinos. Everest Gaming’s games are available in 15 supported languages across the poker and casino platforms, and include German, Spanish, Finnish, French, Greek, Hungarian, Italian, Japanese, Dutch, Danish, Norwegian, Polish, Portuguese, Swedish, and English. Its poker offering includes popular poker games such as Texas Hold’em and Omaha. All of Everest Gaming’s poker games are real-time and multi-player capable and features 3D graphics and realistic visual effects. Everest Gaming also offers a full range of traditional and new casino games, including blackjack, video poker, slots, roulette, solitaire and others. Its casino game client can be skinned with different interfaces, enabling Everest Gaming to market casinos under a number of different brands and custom-branded casinos for its affiliates.

Everest Gaming operates its everestpoker.com and everestcasino.com websites under a Remote Gaming License issued by the Licensing Authority of the Gibraltar government, and operates under a license issued by the ARJEL in France for the everestpoker.fr website, subject to continuing compliance with applicable licensing requirements. Everest Gaming’s primary computer server operations are located in Malta and will be relocated to Gibraltar during 2012. Prior to beginning operating under the Remote Gaming Licenses issued by the Licensing Authority of the Gibraltar government, Everest Gaming operated under two remote gaming licenses issued by the Lotteries and Gaming Authority of Malta, however both Maltese licenses have lapsed. See Item 4, “Information on the Company — B. Business Overview — Regulation — Regulation Relating to Online Gaming.”

In accordance with the terms of the strategic alliance, Everest Gaming has been seeking to migrate all BetClic poker players to the Everest Poker platform in order to create one of the largest poker player “liquidity” platforms in Europe. On June 7, 2010, Everest Gaming received online poker licenses as part of the first grant of licenses in France. In July 2010, BetClic.fr and Everestpoker.fr, sites were approved by ARJEL, the French gaming regulatory authority for the French online poker market. Since July 2010, all of BetClic French poker players have been able to play on the Everest Poker platform by logging on to the BetClic.fr website and clicking a link. Chips are purchased using BetClic’s software and may be transferred for use on the Everest Poker platform. Everest Gaming further increased migration between the Everest Poker and BetClic Poker operations by allowing all of BetClic’s non-French European poker players to play on the Everest Poker platform by logging on to the BetClic.com website beginning in late August 2011. The combined user base of Everest Poker and BetClic Poker — both leading brands throughout Europe — strongly positions the alliance to capture dominant market share within the French market, one of the largest in Europe, and the more broad European international market.

Terms of our joint venture with BetClic regarding Everest Gaming

On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software business to BetClic. BetClic is jointly owned by former media tycoon Stéphane Courbit’s Lov Group and the world renowned Monte Carlo Casino owner Société des Bains de Mer de Monaco, controlled by the Principality of Monaco. BetClic has an extensive European gambling portfolio, including BetClic, Expekt, and Bet-at-Home, together offering sports betting, poker and casino services to over four million registered users in over 25 countries. The strategic alliance with BetClic was structured as a stock and asset sale to a newly-formed French entity, Everest Gaming, in which we received a 40 percent stake.

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

Rating of Internet Content

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

Computer Software Ratings

The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating, which took effect in January 2007. This regulation was first amended in June 2009 and the first amendment took effect in December 2009 and further amended on March 10, 2011 and took effect on July 1, 2011. Computer software includes the game software which can be installed in computers, televisions and handheld gaming devices. The provider of computer software shall identify the rating of the computer software when it provides it to users. There are four ratings: (i) Mature Audience Only (not suitable for those below the age of 18); (ii) Parental Guidance Advisable (not suitable for those below the age of 12; parental guidance is advisable for those between the ages of 12 to 18); (iii) Parental Guidance Strongly Suggested (not suitable for those below the age of 6; guidance from parents, teachers or adults is strongly suggested for those between the ages of 6 to 12); and (iv) General Audience (suitable for all ages). According to the 2011 amendment, the computer gaming software that uses virtual currency to play simulated MahJong, poker, dice, steel ball, horse racing, roulette, slot machine and other games of similar nature, and the outcome of the games may result in increase or decrease of the virtual currency, shall be rated as Parental Guidance Strongly Suggested. If the contents thereof meet the requirements under the rating criteria of Mature Audience Only or Parental Guidance Advisable, such games shall be rated accordingly.

Online Game Contract Template

The Ministry of Economic Affairs and the Consumer Protection Commission have published a model contract template which sets out permitted terms and limitations with respect to online game services offered in Taiwan, pursuant to the Consumer Protection Act. The contract template was last amended on December 7, 2010. Generally, consumers should be given at least three days to review such contract. Amendments or changes to fees payable for services offered must be publicly announced at least thirty days prior to such amendment, and notification provided to consumers. Consumer game records must be maintained by each online game operator for a minimum period of thirty days and shall be open to inspection by such consumers. Suspension periods for consumers who have breached the terms of their online game contracts may not exceed a period of seven days. Apart from gifts, the on-line game operator cannot limit the use period of the game points in the on-line game contract. Furthermore, the on-line game operator cannot specify in the on-line game contract that it has the right to interpret the contract terms and conditions.

Personal Data Protection Act

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

Foreign Ownership Restrictions

Current PRC laws and regulations impose substantial restrictions on the foreign ownership of companies that provide Internet content services in the PRC. Foreign investors are also restricted from owning equity in entities which provide Internet publications. In addition, foreign or foreign-owned enterprises are currently not able to apply for the required licenses for operating online games in the PRC. These licenses can only be held by domestic PRC persons. Furthermore, pursuant to a notice promulgated by the GAPP, National Copyright Administration, and National Office of Combating Pornography and Illegal Publications on September 28, 2009, foreign investors are prohibited from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in the PRC, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. If applied literally and uniformly, such notice would render our ownership structure in the PRC invalid and illegal. To date, however, there are substantial uncertainties regarding the interpretation and application of such notice. Under PRC law, we are not considered to be a domestic PRC person for this purpose. In order to comply with foreign ownership restrictions, we operate our Asian online game and service business in the PRC through contractual arrangements with our VIE, Shanghai JIDI. For further information of our VIE, see “— C. Organizational Structure” in this annual report.

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

Shanghai JIDI holds the ICP license, Internet culture operation license and Internet publishing license that are required to operate our Asian online game and service business in the PRC.

Online Games Regulations

In April 2007, eight PRC governmental authorities, including GAPP, MIIT, the Ministry of Education and the Ministry of Public Security, jointly promulgated the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors, which requires online game operators to implement anti-addiction measures for users under eighteen years of age. Under this anti-addiction notice, the first three hours of game-playing time of a user are considered “healthy time”, the following two hours are designated “fatigue time” and any time spent playing beyond five consecutive hours is categorized as “unhealthy time”. Online game operators are required to establish an anti-addiction system and develop software features on all existing online games to reduce “fatigue time” and “unhealthy time” such that, when a user has been playing in excess of specified periods of time, periodic in-game warnings will be sent to prompt the user to leave the game and the number of points or other benefits will be limited. Internet game operators are also required to develop identification verification system and registration software, which will require online game players to register their real identity information before they are allowed to play online games. Failure to comply with these requirements may subject the operator to penalties, including but not limited to suspension of operation of online games, revocation of operating licenses and approvals for operations, rejection or suspension of application for approvals, licenses, or filings for any new game, or prohibition of operating any new game. The requirement to verify real names to curb online game addiction was formally implemented on October 1, 2011 via the Notice on Initiating the Work of Real-name Verification against Online Games Addiction, which was jointly issued by the foregoing eight government authorities on July 1, 2011. The Notice provides that a service center under the Ministry of Public Security must verify the real names of game players. In addition, online game operators are required to test and verify the registration information of the game players and submit the names of all game players who have provided false identification information to the anti-addiction system. See Item 3, “Key Information — D. Risk Factors — Risks Related to Doing Business in Greater China — The laws and regulations governing the online games industry in the PRC are evolving and new regulations may adversely affect our business” in this annual report.

Since February 2010, the MOC has tested the Guardian Project for Minors Playing Online Games (“Guardian Project”) among certain online game operators. The Notice for the Guardian Project’s Implementation was issued on January 15, 2011 by eight governmental authorities and states that the Guardian Project shall be fully implemented from March 1, 2011, after which any online game operator who fails to comply with the requirements of Guardian Project will be punished. The Guardian Project requires online game operators to establish special web pages for guardian services, publish hotline numbers for consultation and issue quarterly reports on the performance of guardian services to the Department of Cultural Administration at the provincial level. Online game operators are also required to impose certain restrictions on minor online game players upon their parents’ request and report the minor’s activities to their parents. The Notice also recommends that minors should not engage in time-consuming games, such as massive role-playing games or player killing games, and suggests that students spend less than two hours per week and less than RMB 10 per month on games. Although such recommendations and suggestions are non-mandatory, they may affect parents’ instructions to minor online game players, adversely affecting our online business performance.

On November 2, 2011, the MOC issued a circular regarding the implementation of the Tentative Measures and the Guardian Project. The Circular noted existing problems with the relevant policies and outlined plans to strengthen the project’s implementation. The Circular also urged online game operators to strictly comply with the regulations and recognized the good enforcement measures adopted by Shanghai, where our VIE Shanghai JIDI is registered. The circular also indicated that the MOC will continue to promote the Guardian Project and implement virtual assets regulations in 2012.

The Shanghai Online Game Industry Service Standards were released on January 31, 2012 came into effect on March 1, 2012. The standards provide that online game operators should operate in accordance with state regulations and prohibit minors from accessing inappropriate games or game features. Minors should be subjected to game time limits and monitored by parents through guardian channels provided by online game operators. Operators should also communicate with parents and seek to prevent online game addiction. In addition, online game operators are prohibited from providing virtual currency transactions to minors. Currently we have not received any reports of any adverse impact on our turnover due to the implementation of the standards. However, it is believed that the MOC will continue to promote the Guardian Project and implement virtual assets regulations in 2012 according to the 2012 Key Work of the Marketing Department of the MOC. We will monitor this development and trend closely, given that Shanghai JIDI is registered in Shanghai.

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

On February 17, 2011, the MOC issued the revised Tentative Provisions of Administration of Internet Culture, which come into effect as of April 1, 2011. Compared with the previous provisions, the newly amended provisions are more specific and explicit. They define “Internet culture products” as: (i) Internet music entertainment, Internet games, Internet dramas (programs), Internet performances, Internet artworks and Internet animations specifically produced for the Internet; and (ii) music entertainment, games, dramas (programs), performances, artworks and animations that are produced using certain technical means and duplicated for online dissemination. “For-profit Internet cultural activities” means the provision of Internet cultural products and services for profit by collecting fees from online users or obtaining gains by way of electronic commerce, advertising and sponsorship. Applicants for establishing a for-profit Internet cultural entity shall have registered capital of at least RMB1 million, or RMB10 million in the case of application for engaging in Internet game business activities. Departments for cultural administration at the county level or above are responsible for supervision and management of Internet culture activities within their respective administrative areas.

Internet Information Service Regulations

On December 29, 2011, the MIIT issued a document entitled Several Provisions on the Regulation of the Order of the Internet Information Service Market, which came into effect on March 15, 2012. According to the Provisions, Internet information service providers must not infringe the lawful rights and interests of other Internet information service providers and of users. When undertaking operations such as downloading, installing, running, upgrading and unloading software on user terminals, Internet information service providers must provide specific and complete software functions and other information and must also obtain the prior consent of the user. If the Internet information service’s software is bundled with other software, the user must be clearly warned and may decide whether to install or use such software without any unreasonable conditions attached. Where Internet information service providers’ utilize pop up advertisements or other information windows that are irrelevant to the functions of terminal software on the user terminal, they must provide users with a clearly marked method for closing or exiting such windows.

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

The Several Provisions on Regulation of the Order of the Internet Information Service Market, which came into effect on March 15, 2012, also include detailed provisions for protecting privacy. Without the consent of users, Internet information service providers may not collect information that can be used to identity users independently or in combination with other information and may not provide personal information of users to others unless permitted by relevant laws and administrative regulations. Where Internet information service providers collect personal information of users with their consent, they shall explicitly inform the users of the means of collecting and processing the users’ personal information, the information collected and processed, and the purposes thereof. Internet information service providers may not collect personal information of users other than as necessary to provide services, nor shall they use the personal information of users for purposes other than providing such services. Internet information service providers shall properly keep the personal information of users. If the personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures. Where such incident causes or may cause serious harm, they shall immediately report the same to the telecommunications administration authorities that grant them an Internet information service license or filing and cooperate in any subsequent investigation and disposal carried out by relevant departments. Internet information service providers shall strengthen system safety protection, maintain the safety of information uploaded by users, and safeguard the use, modification and deletion of information uploaded by users.

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

Under the Wire Act of 1961, the Department of Justice has prosecuted online gambling operators and payment providers to the online gambling industry in the United States. The Wire Act makes it illegal to place a wager or a bet via wire transmission. A case out of the 5th Circuit Court of Appeals seems to indicate that the Wire Act does not apply to online poker, however the law is still being debated in this respect. On December 23, 2011, the Office of Legal Counsel of the Department of Justice (“DoJ”) issued an opinion letter indicating that the DoJ believes the Wire Act only applies to sports betting as opposed to other forms of online gambling.

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

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, both U.S. and non-U.S. banks that process online gaming transactions for U.S. persons may face potential criminal proceedings, as U.S. jurisdiction extends to non-U.S. banks that have correspondent accounts in the United States. Internet gambling activity also constitutes illegal gambling activity in most U.S. states, including those states where other forms of gambling are legal.

Two separate bills to regulate online gambling in the U.S. were proposed in 2011. One bill, a proposal to regulate both online poker and online casino was sent to a congressional committee, but never received a hearing. Another bill, a proposal to regulate online poker only, has seen a congressional committee hearing, but was not passed out of committee. Many of the major land-based casinos have been lobbying at the Federal Level in an effort to persuade Congress to regulate online poker, but as of yet no firm data exists which would indicate a specific timeline for Federal regulation of the online gaming industry.

Several states have proposed bills to legalize online gambling, in one form or another, on an intra-state basis. As of yet, Nevada is the only state to have legalized and implemented regulations and a licensing regime for online gaming. Nevada is expected to begin accepting applications from online gaming operators as early as the first half of 2012 and issuing licenses in the second half of 2012. The first bets online under the Nevada online gaming licenses are expected to occur in December 2012 or January 2013.

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

Several European countries have introduced regulatory frameworks for online gaming.

Spain has promulgated a regulatory framework on online gaming. The Spanish government has delayed implementation of the online gaming regulations and the issuance of licenses. It is expected that the Spanish regulations will be implemented and take effect in the second half of 2012.

Italy has recently introduced a new set of regulations on online gaming. Italy, while initially a poker-only jurisdiction, has set forth a regulatory regime for casino. Everest Gaming has not pursued a license in Italy, and has ceased all Italian-facing operations.

France issued a license to Everest Gaming for online poker in June 2010. Online casino is widely seen as being prohibited under the French law and Everest Gaming has stopped offering online casino gaming to people in France.

Many European countries, where there are state-owned gaming monopolies, have taken actions or introduced legislation aimed at banning foreign online gaming operators, which could have a material adverse effect on Everest. Such actions were in contrast with rulings from the European Court of Justice and have prompted the European Commission (“EC”) to explore the possibility of creating new legislation that could harmonize online gaming within the EU, in line with the EU’s principles regarding the European single market.

The Belgian government has issued and implemented online gaming regulations despite advice from the European Commission that the regulations as written are not compliant with EU law. The Belgian government has placed a number of operators on a “Black List” and is rumored to be pressuring ISPs and banks from blocking website access and payment processing in Belgium.

Denmark has also passed online gaming regulations and has implemented a licensing regime whereby online operators can apply for a license, and if granted, online operators may accept wagers from players in Denmark. Everest Gaming has chosen not to pursue a license in Denmark.

The Netherlands has confirmed that a licensing regime for online gaming licenses will be put in place, but a timetable for implementation has not been decided. We are currently working with the Dutch government to understand the regulations and procedures that will be put in place for obtaining a license in the Netherlands. The Dutch government, however, has no immediate plan to accept operator license applications and has indicated that it will issue a “Black List” of operators who are operating in violation of current Dutch law.

In Germany, a new Interstate Gambling Treaty was proposed in 2011 which would prohibit online operators from obtaining a license in Germany or taking online wagers from German players. The EC has stated that the new Interstate Gambling Treaty is not compliant with EU law, and one länder, Schleswig-Holstein, has passed a law whereby online operators can apply for a license and accept players from Germany under that license. As of March 30, 2012, no licenses have been issued.

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

Broadcasting Act

The Broadcasting Act provides for the general legal framework to regulate media and Internet content and empowers the Media Development Authority (“MDA”) of Singapore with the authority to grant licenses and to regulate and monitor licensees in relation to such media and Internet content. In particular, section 8 of the Broadcasting Act provides that “no person shall provide any licensable broadcasting service in or from Singapore without a broadcasting license granted by the Authority (MDA)”. A “licensable broadcasting service” is defined in the Broadcasting Act to include “computer on-line services”.

The MDA also regulates online services through the Broadcasting (Class License) Notification (the “BCLN”). Under the BCLN, VAN computer on-line services (as defined in the BCLN) and computer on-line services that are provided by Internet Content Providers and Internet Service Providers (as such terms are defined in the BCLN) are deemed automatically licensed, and the licensees under the class license must comply with the conditions of the class license under the BCLN. The definition of “Internet Content Provider” under the BCLN includes any corporation or group of individuals, whether registrable or incorporated under the laws of Singapore, who provides any programme on the World Wide Web through the Internet. A programme is defined under the Broadcasting Act to mean, broadly, any matter the primary purpose of which is to entertain, educate or inform all or part of the public, or any advertising whether commercial or not, excluding any matter that is wholly related to or connected with any private communication.

Pursuant to the BCLN, a licensee must use its best efforts to ensure that its service complies with the codes of practice which may be issued by the MDA from time to time (including the Internet Code of Practice), and is not used for any purpose and does not contain any programme that is against the public interest, public order, national harmony or offends against good taste or decency. Further, licensees must also ensure that its services are not used for, or in furtherance of, certain prohibited activities such as games and lotteries the conduct of which is an offence under the CGH Act, the advertisement or promotion of astrology, geomancy, palmistry or any other type of fortune telling device or the solicitation of prostitution or any other immoral activity.

Under the Internet Code of Practice issued by the MDA, an Internet Content Provider is required to ensure that it does not broadcast via the Internet to users in Singapore, programs which include material that is objectionable on the grounds of public interest, public morality, public order, public security, national harmony or is otherwise prohibited by applicable Singapore laws (“prohibited materials”). The Internet Content Provider is also required to deny access to such prohibited materials that he discovers in the normal course of exercising editorial duties, or is informed about.

Telecommunications Act

The provision and operation of telecommunication services and systems in Singapore is regulated by the Telecommunications Act, which provides the general legal framework for the provision and operation of telecommunication systems and services in Singapore.

Under the Telecommunications Act, all persons who, inter alia, establish, install, maintain, develop or hire a telecommunication system or service within Singapore must be licensed by the Info-communications Development Authority (“IDA”) of Singapore. A telecommunication system is defined as any system used or intended to be used for telecommunications, and telecommunication service is defined as any service for telecommunications but excludes any broadcasting service. Telecommunications is defined as a transmission, emission or reception of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electro-magnetic systems whether or not such signs, signals, writing, images, sounds or intelligence have been subject to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception.

The existing telecommunications licensing framework provides for two broad categories of licenses — facilities based operator (“FBO”) licenses and services based operator (“SBO”) licenses. SBO licenses are, in turn, granted either on an individual or class license basis.

Pursuant to IDA’s published guidelines, the telecommunications services which are provided as licensable under an SBO license include store-and-retrieve value-added network services, examples of which include any online information and database retrieval services, online games or electronic chatting services, provided by telecommunication systems, built over and above the telecommunication systems operated by an FBO and accessed through public telecommunication systems or leased circuits, which allow telecommunication traffic between a user and the value-added network or between users.

CGH Act and Betting Act

Depending on the type of games and services being offered, the online gaming operations may also be regulated by the CGH Act and the Betting Act. Generally, the CGH Act and the Betting Act prohibit the operation and patronization of unlicensed common gaming and betting houses as well as ancillary acts. In addition, the CGH Act prohibits the operation of and participation in a public lottery. The offences are wide-ranging in nature and encompass acts by the owner of the website, the player and assisting parties.

The CGH Act generally prohibits the engaging in gaming activities and arguably applies to gaming activities carried out online. In particular, the CGH Act prohibits, among other things, the following: (i) gaming in a “common gaming house” (as such term is defined in the CGH Act) or a public place; (ii) participation or assistance in any public lottery; (iii) advancing or furnishing money for the purpose of establishing or conducting the business of a common gaming house; and (iv) assisting in any manner in the management of a place kept or used as a common gaming house. Under the CGH Act, “gaming” is defined as the playing of any game of chance or of mixed chance and skill for money or money’s worth. “Lottery” includes any game, method, device, scheme or competition whereby money or money’s worth is distributed or allotted in any manner depending upon or to be determined by chance or lot, whether the same is held, drawn, exercised or managed within or without Singapore. A “public lottery” is defined as a lottery to which the public or any class of the public has or may have access, and every lottery shall, until the contrary is proved, be deemed to be a public lottery.

The Betting Act generally prohibits betting or wagering on any event or contingency of or relating to any horse-race or any other race, fight, game, sport or exercise, and would arguably also apply where such betting or wagering is conducted online. In particular, the Betting Act prohibits, inter alia, the following: (i) betting or wagering in a “common betting-house” or with a “bookmaker” (as such terms are defined in the Betting Act) in any place or by any means; (ii) the receipt (directly or indirectly) of any money or valuable thing for or in respect of any bet or wager on any such event or contingency in a common betting-house or “betting information centre” (as defined in the Betting Act); (iii) the advancing or furnishing of money for the purpose of establishing or conducting the business of a common betting-house; and (iv) assisting in any manner in the management or in the business of a place kept or used as a common betting-house or betting information centre.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

Listing and Offering

Under NASDAQ Rule 4350(l), as amended (“Rule 4350(1)”), all securities listed on NASDAQ must be eligible for a direct registration program, or DRS, operated by a registered clearing agency, unless the foreign private issuer is prohibited from complying by a law or regulation in its home country. In order to fulfill the direct registration program eligibility requirements, we are required to, among other provisions, amend our constitutional documents to allow for the issue of non-certificated securities.

Our Company is incorporated under the laws of the Republic of Singapore and is subject to the provisions of the Companies Act (Cap.50) of Singapore (the “Companies Act”). Under the Companies Act, Singapore-incorporated companies are required to issue physical share certificates to registered shareholders as prima facie evidence of a registered shareholder’s title to the Shares and there are no exceptions to or exemptions from this requirement that would enable us to amend our constitutional documents to allow for the issue of non-certificated shares. Therefore, we are not able to comply with the DRS eligibility provisions of Rule 4350(l).

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

C. Organizational Structure

We were incorporated in Singapore as a company limited by shares on September 13, 1999. As of the date of this annual report, our principal operating subsidiaries include Hoshin GigaMedia, FunTown World Limited, JIDI and IAHGames. Hoshin GigaMedia, our wholly owned subsidiary incorporated in Taiwan, operates our Asian online game and service business in Taiwan. FunTown World Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, operates our Asian online game and service business in Hong Kong and Macau. JIDI, our wholly owned subsidiary incorporated in the PRC, operates our Asian online game and service business in the PRC. IAHGames, our majority owned subsidiary incorporated in Singapore, operates our Asian online game and service business in Southeast Asia. We currently hold a 40 percent interest in Everest Gaming through GigaMedia Europe Limited S.à.r.l., our wholly owned subsidiary incorporated in Luxembourg. Our 40 percent interest in Everest Gaming is, from April 8, 2010, accounted for using the equity method.

We established JIDI, a wholly owned subsidiary in the PRC on October 22, 2010. We operate part of our Asian online game and service business in the PRC through our VIE, Shanghai JIDI, which was established on December 6, 2010. Shanghai JIDI holds an ICP license, an Internet culture operation license and an Internet publishing license. Shanghai JIDI is owned by PRC nationals. We effectively control our VIE, Shanghai JIDI, through the following contractual arrangements and consolidated the financial results of Shanghai JIDI into our consolidated financial statements since January 2011:

•

Each of the shareholders of Shanghai JIDI has irrevocably granted JIDI, our wholly-owned subsidiary in the PRC, the power to exercise all of their voting rights of Shanghai JIDI pursuant to the relevant voting rights and proxy agreement;

•	JIDI has the power to appoint all directors and senior management members of Shanghai JIDI;

•

Each of the shareholders of Shanghai JIDI has pledged all of their respective equity interests in Shanghai JIDI as security for the full performance of their respective obligations under all of their agreements with JIDI;

•

Each of the shareholders of Shanghai JIDI has granted JIDI an irrevocable option to acquire all or part of the equity interests held by them in Shanghai JIDI pursuant to the relevant exclusive call option agreement, to the extent permitted by then-effective laws and regulations in the PRC.

In addition, JIDI entered into a consulting services agreement with Shanghai JIDI under which JIDI provides certain technical consulting services to Shanghai JIDI in exchange for substantially all of Shanghai JIDI’s net incomes.

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries and VIE as of the date of this annual report:

GigaMedia Limited
GigaMedia (Taiwan) Limited
GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.
Nova Matrix Limited
Giga Wartime Corporation
TW Branch
E-Sports International Corporation Limited
Giga Slam Dunk Corporation
TW Branch
Asia Online Games Corporation [formerly known as : GigaMedia (Labuan New) Limited]
Skyace Pacific Limited
70%
Dragongate Enterprises Limited
GigaMedia Dragongate Limited
TW Branch
HK Branch
49.00%
Possibility Space Incorporated
GigaMedia Development Limited
GigaMedia Freestyle Holdings Limited
Dragon Mark Holdings Limited
Wolverine Holdings Group Limited
Premier Vantage Holdings Limited
GigaMedia Capital Limited
Megabiz Limited
Centermax Limited
Spring Asia Limited [formerly known as: New Media Investment Corporation]
GigaMedia Asia Pacific Limited
100%
80%
Spring Asia Limited (BVI).
30%
Game First International Corporation
Infocomm Asia Holdings Pte. Ltd.
FunTown World Limited
FunTown Hong Kong Limited
Giga Software (Shanghai) Co., Ltd. [formerly known as: FunTown Software (Shanghai) Limited]
GigaMedia Asia Limited
GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.
FunTown Branch
GigaMedia China Limited
Cambridge Entertainment Software Limited
Cambridge Interactive Development Corp. (Delaware)
Cambridge Interactive Development Corporation (Québec) Inc.
Internet Media Licensing Limited
Ultra Internet Media S.A.
9218-2146 Québéc Inc.
9218-2161 Québéc Inc.
9218-2179 Québéc Inc.
Global Interactive Services Ltd.
GigaMedia Japan Pte. Ltd.
GigaMedia (HK) Limited
GigaMedia Europe Limited S.à.r.l.
Mangas Everest S.A.S.
JIDI Network Technology (Shanghai) Co. Ltd.
Shanghai JIDI Network Technology Co., Ltd.
GigaMedia Finance International Limited
Bridgepoint International Limited
Implus International Limited
GigaMedia Global Limited
Gigamedia SuperCup Holdings Limited
Gloryland Asia Limited
Crestmillion International Limited

—	Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

Entity	Year of Incorporation	Place of Incorporation	Our Percentage Holding	Principal Activities
Held by our Company
GigaMedia International Holdings Limited	2004	British Virgin Islands	100%	Holding company
GigaMedia (Taiwan) Limited	2004	Taiwan	100%	Holding company
Held by GigaMedia International Holdings Limited
GigaMedia SuperCup Holdings Limited	2008	British Virgin Islands	100%	Holding company
GigaMedia Global Limited	2004	British Virgin Islands	100%	Online games
Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company
GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company
Crestmillion International Limited	2007	British Virgin Islands	100%	Holding company
GigaMedia Japan Pte. Ltd.	2007	Singapore	100%	Holding company
GigaMedia Finance International Limited	2000	Cayman Islands	100%	Holding company
Bridgepoint International Limited	2004	British Virgin Islands	100%	Holding company
Gloryland Asia Limited	2008	British Virgin Islands	100%	Online games
GigaMedia Online Entertainment Corp.	2009	Cayman Islands	100%	Holding company
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	2005	British Virgin Islands	100%	Holding company
GigaMedia Asia Limited	2005	British Virgin Islands	100%	Holding company
GigaMedia Asia Pacific Limited	2005	British Virgin Islands	100%	Holding company
Skyace Pacific Limited	2006	British Virgin Islands	100%	Online games

Centermax Limited	2007	British Virgin Islands	100%	Holding company
GigaMedia Capital Limited	2007	British Virgin Islands	100%	Holding company
GigaMedia Development Limited	2007	British Virgin Islands	100%	Online games
Giga Slam Dunk Corporation	2007	Labuan	100%	Online games
Giga Wartime Corporation	2007	Labuan	100%	Online games
E-Sports International Corporation Limited	2008	Hong Kong	100%	Online games
Dragon Mark Holdings Limited	2009	British Virgin Islands	100%	Holding company
Premier Vantage Holdings Limited	2009	British Virgin Islands	100%	Holding company
GigaMedia Freestyle Holdings Limited	2009	British Virgin Islands	100%	Holding company
Spring Asia Limited (formerly known as New Media Investment Corporation)	2009	Labuan	100%	Holding company
Asia Online Games Corporation (formerly known as GigaMedia (Labuan New) Limited)	2006	Labuan	100%	Holding company
GigaMedia (Labuan) Limited	2005	Labuan	100%	Holding company
Megabiz Limited	2010	British Virgin Islands	100%	Holding company
Nova Matrix Limited	2010	British Virgin Islands	100%	Holding company
Possibility Space Incorporated	2005	British Virgin Islands	49%	Holding company
Held by FunTown World Limited
FunTown Hong Kong Limited	1999	Hong Kong	100%	Online games
Held by FunTown Hong Kong Limited
Giga Software (Shanghai) Co., Ltd. (formerly known as FunTown Software (Shanghai) Limited)	2006	PRC	100%	Online games
Held by Skyace Pacific Limited
Dragongate Enterprises Limited	2006	British Virgin Islands	70%	Online games

Held by Dragongate Enterprises Limited
GigaMedia Dragongate Limited	2007	Labuan	100%	Online games
Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Software development and application services
Cambridge Interactive Development Corporation (Quebec) Inc.	2005	Canada	100%	Financial and management services
Internet Media Licensing Limited	2005	British Virgin Islands	100%	Software development and application services
Held by Internet Media Licensing Limited
Ultra Internet Media S.A.	2000	Nevis	100%	Online entertainment operator
Held by Ultra Internet Media S.A.
Global Interactive Services Inc.	2005	Canada	100%	Holding company
9218-2146 Quebec Inc.	2010	Canada	100%	Holding company
9218-2161 Quebec Inc.	2010	Canada	100%	Holding company
9218-2179 Quebec Inc.	2010	Canada	100%	Holding company
Held by Dragon Mark Holdings Limited
Wolverine Holdings Group Limited	2009	British Virgin Islands	100%	Holding company

Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	2009	Malaysia	100%	Holding company
Held by Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.	1998	Taiwan	100%	Online games
Held by Bridgepoint International Limited
Implus International Limited	2004	British Virgin Islands	100%	Holding company
Held by GigaMedia Asia Pacific Limited Spring Asia Limited	2004	British Virgin Islands	100%	Holding company
Infocomm Asia Holdings Pte. Ltd.	2004	Singapore	80%	Online games
Held by Infocomm Asia Holdings Pte. Ltd.
Monsoon Online Pte. Ltd.	2009	Singapore	100%	Online games
Held by GigaMedia Asia Limited
GigaMedia China Limited	2005	British Virgin Islands	100%	Holding company
Held by GigaMedia (HK) Limited GigaMedia Europe Limited S.à.r.l.	2010	Luxembourg	100%	Holding company for 40% of Everest
JIDI Network Technology (Shanghai) Co., Ltd.	2010	PRC	100%	Online games

Controlled by JIDI Network Technology (Shanghai) Co., Ltd.
Shanghai JIDI Network Technology Co., Ltd.	2010	PRC	*	Online gaming operator
Held by GigaMedia Europe Limited S.à.r.l.
Mangas Everest S.A.S.	2010	France	40%	Online gaming operator

*	We have entered into a series of contractual arrangements through which we have effective control over this entity.

D. Property, Plant and Equipment

Our headquarters has moved to the 10th floor, 392 Ruiguang Road, Neihu District, Taipei 11492, Taiwan R.O.C. since October 15, 2011. As of March 31, 2012, our headquarters were leased and occupied approximately 23,360 square feet.

As of March 31, 2012, we leased approximately 47,137 square feet as office premises for FunTown’s head office in Taipei, Taiwan and approximately 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased approximately 1,265 square feet of warehouse space in Hong Kong.

As of March 31, 2012, we leased approximately 800 square feet as IAHGames’ office premises in Hong Kong, 15,000 square feet in Singapore, 2,700 square feet in Indonesia and 5,300 square feet in Thailand.

As of March 31, 2012, we leased approximately 2,304 square feet as office premises for JIDI’s head office in Shanghai, the PRC.

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

In 2011, we recorded total operating revenues of approximately US$34.4 million, a decrease of approximately US$30.3 million year-over-year, primarily from a decrease of approximately US$25.8 million resulting from our sale of a 60 percent interest and subsequent deconsolidation in our gaming software and service business and a decrease of approximately US$4.5 million in our Asian online game and service business. Our total costs and expenses decreased by approximately US$53.9 million year-over-year to US$58.5 million. We recorded operating loss of approximately US$24.1 million, a decrease of approximately US$23.6 million year-over-year. We recognized net loss attributable to us of approximately US$71.2 million, a decline of approximately US$73.9 million year-over-over.

Asian Online Game and Service Business. We operate our Asian online game and service business in Taiwan, Hong Kong and Macau through FunTown, in the PRC through Shanghai JIDI and in Southeast Asia through IAHGames. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting from January 1, 2006. We established our VIE, Shanghai JIDI in December, 2010 and effectively control Shanghai JIDI through a series of contractual arrangements. We consolidated the financial results of Shanghai JIDI into our consolidated financial statements starting from January 1, 2011. We increased our ownership percentage in IAHGames to 80 percent through the acquisition of certain preferred shares and the subscription for new preferred shares and have consolidated IAHGames’ financial results into our consolidated financial statements starting from July 1, 2010.

In 2011, our Asian online game and service business generated revenue of approximately US$34.4 million, gross profit of approximately US$19.1 million, operating loss of approximately US$15.1 million, non-operating income of approximately US$502 thousand, and net loss attributable to us of approximately US$15.4 million.

In addition to our majority-controlled subsidiaries, we also entered into strategic alliances with SoftStar, Neostorm, XL Games, Access China, Gorilla Banana Entertainment, JC Entertainment Corporation, Possibility Space Incorporated, and East Gate in June 2007, October 2007, December 2007, January 2008, May 2009, September 2009, December 2009, and August 2010, respectively. SoftStar is an online game development and publishing company incorporated in Taiwan. Neostorm was formed by the merger of four previously independent game development studios, and operates titles currently in the Philippines, Thailand and Vietnam. Neostorm focuses on medium-core casual game titles and is also developing smartphone versions of their existing game titles. XL Games was founded by the creator of one of the most popular online game franchises in history and focuses on MMORPGs with studios in Seoul, South Korea and Austin, Texas. Access China is an online game software developer in the PRC. Gorilla Banana Entertainment is an online game software developer in Korea. JC Entertainment Corporation is a publicly-listed company which develops online games in Korea. Possibility Space Incorporated is an online game software developer in the PRC. East Gate is a Korean fund which invests in online game businesses and films.

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

Gaming Software and Service Business. Until April 8, 2010, we operated our gaming software and service business through our subsidiary, CESL, and through its wholly-owned subsidiaries, Cambridge Interactive Development Corporation and Internet Media Licensing Limited. Under the terms of the licenses granted by us to UIM, we were entitled to a share of the revenues of such licensee, and as such, we had certain economic risks with respect to, and derived certain economic benefits from, their operations. Therefore, through March 31, 2010, the financial results of UIM were incorporated into our consolidated financial statements as UIM met the criteria of a variable-interest entity (“VIE”) as defined by the FASB Accounting Standards Codification. See “— A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 — Consolidation of UIM”.

On April 8, 2010, we sold a 60 percent interest in our gaming software and service business to Mangas Gaming S.A.S., a French Corporation, now renamed as BetClic Everest Group, and deconsolidated the gaming software and service business as we ceased to have a controlling financial interest from that date. The remaining 40 percent ownership interest that we retained in the gaming software and service business has been accounted for under the equity method accounting starting from April 2010. See note 6 to our consolidated financial statements for additional information. See Item 4 “Information on the Company — B. Business Overview — Gaming Software and Services Business — Terms of our joint venture with BetClic regarding Everest Gaming” for more information.

Our remaining 40 percent ownership in gaming software and service business, now accounted for under the equity method, generated equity loss of approximately US$49.7 million for the year ended December 31, 2011.

Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011

Divestiture of Gaming Software and Service Business

On December 15, 2009, we entered into an agreement with BetClic to sell 60 percent of substantially all of the assets and liabilities of our gaming software and service business for approximately US$100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of US$79.1 million, net of transaction costs. The sale of the remaining 40 percent is subject to a put and call mechanism in place between us and BetClic, as defined in the agreement. We will have the option to put all or part of its remaining 40 percent to BetClic in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned by us is not fully exercised, BetClic will have the option to call the remaining interest held by us in each of 2015 and 2016.

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BetClic on April 8, 2010, which was the date that the Company ceased to have a controlling financial interest. The remaining 40 percent ownership interest that we retained in the gaming software and service business has been accounted for under the equity method accounting starting from April 2010. In 2010 and 2011, we recorded for the remaining 40 percent interest US$9.8 million and US$49.7 million of equity loss for the period from April to December 2010 and for the year ended December 31, 2011, respectively.

Our Company accounted for the deconsolidation of the gaming software and service business at fair value and recognized a gain of US$79.1 million in 2010 measured as the difference between:

Amount (in US$ thousands)
The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	$82,984
The fair value of the 40% retained non-controlling investment in the gaming software and service business at the date the business was deconsolidated	54,240
Less: The carrying amount of the gaming software and service business at the date of the deconsolidation	(58,084)

Gain on deconsolidation of the gaming software and service business	$79,140

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

As of December 31, 2010 and 2011, we owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represents a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames. The preferred shares (Class A) are convertible into ordinary shares of IAHGames at a conversion rate of 10 Class A shares for 1 ordinary share. The preferred shares (Class B) are convertible into ordinary shares of IAHGames at a conversion rate of 1 Class B share for 1 ordinary share.

The following summarizes our acquisition of IAHGames during the period from 2006 to 2011:

Date of acquisition	Amount		Description	Accumulated voting interest at those points in time
	(in US$ thousands)
December, 2006	$5,750	*	Purchased 500,000 convertible voting preferred shares- Class B	32.26%
May, 2010	$2,192	**	Purchased 208,881 convertible voting preferred shares- Class B	40.30%
July, 2010	$4,500	***	Purchased 6,000,000 convertible voting preferred shares- Class A	57.87%
July, 2010	$10,000	****	Subscribed to 500,000 convertible voting preferred shares- Class B and transferred 17,770 convertible voting preferred shares – Class A	80.00%

*	The original investment amount of US$10 million was written down to US$5.8 million, resulting from an impairment charge of US$4.2 million recorded in 2009.
**	We purchased 208,881 Class B preferred shares of IAHGames from Bodhi Investments LLC in exchange for 866,373 GigaMedia’s Shares at a market price of US$2.53 on the issuance date.
***	We purchased 3,000,000 Class A preferred shares of IAHGames from Infocomm Investments Pte Ltd for an aggregate consideration of US$1.5 million in cash. We purchased 3,000,000 Class A preferred shares of IAHGames from China Interactive Limited for an aggregate consideration of US$3 million in cash.
****	We subscribed to 500,000 Class B preferred shares of IAHGames for a consideration of US$10 million. We transferred 17,770 Class A preferred shares of IAHGames to Roland Ong Toon Wah, CEO of IAHGames.

In connection with the step acquisitions through July 2010, we recorded goodwill of approximately US$12.2 million. Such goodwill amount is non-deductible for tax purposes. Since July 1, 2010, the results of IAHGames’ operations have been included in our consolidated financial statements under the Asian online game and service business.

The purchase price allocation was determined based on management’s estimate of the fair value of IAHGames in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

	Amortization Life (in years)	Amount (in US$ thousands)
Cash acquired		$9,070
Accounts receivable		5,715
Other current assets		5,129
Equity method investments		20,319
Fixed assets/ non-current assets		721
Non-compete contracts	3	387
Favorable lease right	13.5	2,861
Prepaid licensing and royalty fees	1.75 ~ 4	1,010
Goodwill	N/A	12,188

Total assets acquired		57,400

Current liabilities		23,304
Noncurrent liabilities		9,145

Total liabilities assumed		32,449

Preferred shares (Class A)		(1,317)
Noncontrolling interest		(1,192)

Total purchase price		$22,442

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the years ended December 31, 2009 and 2010 as if we controlled 80 percent of the total outstanding voting rights of IAHGames and consolidated IAHGames as of the beginning of the periods presented.

	Year Ended December 31
	2009	2010
	Unaudited	Unaudited
	(in US$ thousands, except per share figures)
Net revenue	$165,883	$69,403
Loss from operations	(41,812)	(50,378)
Net loss	(56,226)	(1,570)
Net (loss) income attributable to us	(49,574)	255
Basic (loss) earnings per share attributable to us	(0.89)	0.00
Diluted (loss) earnings per share attributable to us	(0.89)	0.00

The unaudited pro-forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a consolidated company during all of 2009 and 2010. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets with definite lives.

Consolidation of Monsoon

We, through IAHGames, made an equity investment in Monsoon, an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with Blizzard to distribute selected Blizzard Entertainment® games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owns 100 percent of the common stock of Monsoon, Monsoon was not consolidated at the time of the acquisition as Blizzard had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and Blizzard entered into an agreement whereby they agreed to the early termination of the Monsoon management agreement and other related agreements which granted Blizzard the abovementioned substantive participating rights. The termination agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and therefore we have consolidated Monsoon since that date.

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with Blizzard were fully terminated. The execution and closing of this agreement resulted in the following main financial statement impacts:

Amount (in US$ thousands)
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

$2,012

Treatment of Shanghai JIDI

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, we operate our Asian online game and service business in the PRC through our VIE, Shanghai JIDI. We have no ownership interest in Shanghai JIDI and rely on a series of contractual arrangements that are intended to give us effective control over Shanghai JIDI. Those contractual arrangements have been duly executed and the share pledge agreements have been registered with the local government authority in compliance with PRC legal requirements. We effectively control Shanghai JIDI, and are therefore the primary beneficiary of Shanghai JIDI. Shanghai JIDI was established in December 2010. Shanghai JIDI holds an ICP license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI have been included in our consolidated financial statements since January 2011.

The net assets (liabilities), total assets and total liabilities of Shanghai JIDI were approximately US$(573) thousand, US$341 thousand and US$914 thousand, respectively, as of December 31, 2011. For the year ended December 31, 2011, total revenues and net loss of Shanghai JIDI were as follows:

2011 (in US$ thousands)
Total revenue	$29
Net loss	$(2,110)

Deconsolidation of T2CN

In June 2007, we began consolidating T2CN, an operator and provider of online sports games in the PRC. As of December 31, 2010 and December 13, 2011, we owned 43,633,681 common shares of T2CN, which represented an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN. We disposed of all of our ownership interest in T2CN in December 2011 through a sale to a third party.

As a result of a dispute with T2CN’s former Chief Executive Officer, arising in July 2010, we had been prevented from obtaining access to the assets and financial information necessary to report the financial results of T2CN. Therefore, we had effectively lost control over a majority of T2CN’s assets and its financial reporting process of that time. In spite of owning 67.09 percent of T2CN’s common stock, we deconsolidated T2CN’s results with effect from July 1, 2010. The following is a breakdown of our retained investment at the date of deconsolidation.

Amount (in US$ thousands)
Cash	$12,903
Other current assets	1,266
Fixed assets/ non-current assets	1,679
Prepaid licensing and royalty	5,339
Intangible assets	1,098

Total assets of T2CN	22,285
Total liabilities of T2CN	(12,331)

Net equity of T2CN	9,954
Noncontrolling interest	(3,276)
Goodwill acquired	17,500
Advances to T2CN Operating Entities	1,405

$25,583

In connection with our year-end financial reporting process, we were required to perform an impairment analysis for the Company’s investment in and advances to the T2CN Operating Entities as of December 31, 2010. Given we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both the Company’s investment in and its advances to the T2CN Operating Entities in order to properly reflect our financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in 2010 were approximately US$22.2 million (after removing the other comprehensive income component of equity related to T2CN from the Company’s balance sheet) and approximately US$1.4 million, respectively.

On December 2, 2011, we entered into an agreement with Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) whereby we agreed to sell all of our ownership interest in T2CN to Hornfull Limited and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of US$4.7 million, resulting in a gain of US$4.7 million being recorded in 2011. Hornfull Limited also reimbursed us US$0.8 million in cash for legal fees incurred by us in connection with the T2CN dispute.

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

As a result of a dispute that arose in July 2010 with T2CN’s former Chief Executive Officer, we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over T2CN’s financial reporting process. Therefore, we deconsolidated T2CN’s financial results with effect from July 1, 2010. As a result, we also ceased treating T2 Entertainment, T2 Advertisement and Jinyou as our variable-interest entities. See note 5 to our consolidated financial statements for additional information.

The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately US$1.6 million, US$18.2 million and US$16.6 million, respectively, as of December 31, 2009, and US$2.5 million, US$20.9 million and US$18.4 million, respectively, as of July 1, 2010 (the date of deconsolidation). For the year ended December 31, 2009 and the period from January to June 2010, total revenue and net income (loss) in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou recorded in our consolidated financial statements were as follows:

	2009	2010
	(in US$ thousands)
Total revenue	$18,673	$10,126

Net income (loss)	$(2,990)	$834

Consolidation of UIM

Through the date of the sale of 60 percent of the gaming software and service business to BetClic in April 2010, we had a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allowed us to charge UIM a percentage of its gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varied depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were the primary beneficiary of UIM. As a result of such determination, we had incorporated the financial results of UIM into our consolidated financial statements, even though we did not own any of UIM’s equity. In connection with the sale to BetClic, we purchased 100 percent of the ownership in UIM from its shareholders for US$400 thousand and adjusted additional paid-in capital and noncontrolling interest by approximately US$178 thousand and US$(578) thousand, respectively. Subsequent to the sale, UIM became dormant.

The net assets (liabilities), total assets and total liabilities of UIM were approximately US$(932) thousand, US$82.9 million and US$83.8 million, respectively, as of December 31, 2009. For the year ended December 31, 2009, and the period from January to March 2010, total revenue and net income (loss) of UIM were as follows:

	2009	2010
	(in US$ thousands)
Total revenue	$112,694	$25,820

Net income (loss)	$(1,226)	$1,514

Share Repurchase Program

On May 20, 2011, our board of directors approved an US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the shares repurchased under this program were cancelled by the end of 2011.

Impairment Loss Related to Underperforming Game Projects in Our Asian Online Game and Service Business

2010 Impairment Loss

We recorded an impairment loss of approximately US$4.7 million due to certain underperforming game projects and of approximately US$22.2 million due to the deconsolidation of T2CN within our Asian online game and service business in our consolidated financial statements for the year ended December 31, 2010 as follows:

1) US$2.3 million impairment loss on goodwill from the acquisition of IAHGames. The goodwill had a carrying amount of US$12.2 million which was written down to its estimated fair value of US$9.9 million, resulting in the impairment charge of US$2.3 million. Goodwill is valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

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

4) US$278 thousand impairment loss on fixed assets, which was related to servers used in certain impaired licensed games or internally developed games. Fixed assets are valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs; and

5) US$22.2 million impairment loss on the deconsolidation of T2CN. Given we have been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both the Company’s investment of US$22.2 million and its advances of US$1.4 million to the T2CN Operating Entities as of December 31, 2010. The write off of advances of US$1.4 million was included in bad debt expense.

2011 Impairment Loss

We recorded an impairment loss of approximately US$8.3 million due to certain underperforming game projects within our Asian online game and service business in our consolidated financial statements for the year ended December 31, 2011 as follows:

1) US$5.1 million impairment loss on goodwill from the acquisition of IAHGames. The goodwill had a carrying amount of US$12.2 million which was written down to its estimated fair value of US$9.9 million as of December 31, 2010, and fully written down to US$0 as of December 31, 2011, after reversal of a contingent liability recorded in connection with IAHGames acquisition for US$5.9 million, resulting in an impairment charge of US$4.0 million in 2011, which is included within operating expenses in our consolidated statements of operations. Goodwill from the acquisition of OneNet Co., Ltd., an investee of IAHGames, with a carrying amount of US$1.0 million was fully written down to US$0 as of December 31, 2011, resulting in an impairment charge of US$1.0 million in 2011. Goodwill is valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$619 thousand impairment loss on prepaid licensing and royalty fees, which was related to certain licensed games that we stopped operating or for which the carrying amounts were determined not to be recoverable due to lower than expected performances. Prepaid licensing and royalty fees are valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs; and

3) US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, reflecting a full provision relating to certain projects that we have ceased to further develop.

Impairment Loss on Marketable Securities and Investments

As a result of unsuccessful investments in game studios and companies, we recognized impairment loss on marketable securities and investments of US$4.7 million and US$13.3 million in 2010 and 2011, respectively. The major impairments are listed below:

2010 Impairment Loss on Marketable Securities and Investments

1)	In 2008, we made an investment in preferred shares of Access China of US$3 million. As a result of deteriorating earnings and inability to meet its projections and forecasts, we fully wrote off our investments in Access China in 2010.

2)	In 2010, we made an investment in preferred shares of Possibility Space Limited (“PSI”) of US$1.5 million, which ceased operations in December 2010. We fully wrote off our investment in PSI in 2010.

2011 Impairment Loss on Marketable Securities and Investments

1)	In 2009 we made an investment in common shares of Numen Soft Co., Ltd. (“Numen Soft”) of US$679 thousand. As a result of deteriorating earnings and inability to meet its projections and forecasts, we fully wrote off our investments in Numen Soft in 2011.

2)	In 2010, we acquired from IAHGames 100 percent of common shares of Spring Asia Limited which owns 30 percent interest in Game First International Corporation (“GFI”) in connection with our acquisition of a controlling financial interest in IAHGames. The carrying amount of this investment was US$15.1 million as of December 31, 2011. The investment was written down to its estimated fair value of US$2.5 million, resulting in an impairment charge of US$12.6 million in 2011.

Subsequent Events

A board meeting of Everest Gaming was held on April 19, 2012 and a €6.4 (US$8.3) million share capital increase was approved. Everest Gaming’s share capital is to be increased from €30,906,760 (US$39,997,674) to €36,724,503 (US$47,526,648) by issuing 5,817,743 Class X shares with a nominal value of €1 each. The total share premium associated with the share capital increase would amount to €582,257 (US$753,522), €0.10 per each new Class X share. The increase of capital is to be fully subscribed by BetClic, the holder of Class X shares, by converting certain receivables due from Everest Gaming. The board members agreed to convene an Extraordinary General Meeting on April 30, 2012 to have the share capital increase approved by GigaMedia and BetClic as shareholders of Everest Gaming. Upon the completion of the share capital increase, our shareholding in Everest Gaming will be diluted from 40 percent to 33.66 percent.

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

Foreign Currency Translation

The consolidated financial statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2009, 2010 and 2011 were (US$25.9) million, (US$22.6) million, and (US$24.4) million, respectively.

Acquisitions

Our Company accounts for its business acquisitions using the acquisition method as required by the FASB. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs will be generally expensed as incurred.

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

Asian online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed.

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

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries (including VIE subsidiaries), routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a game license bear to the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

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

For those accounts in which a loss is probable, we record a specific reserve. The receivable is written off against the allowance when our Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from three to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Potential impairment of goodwill is tested annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. Pursuant to an updated guidance issued by the FASB in September 2011, in connection with our goodwill impairment test for the year ended December 31, 2011, we first assessed qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

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

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the consolidated statements of operations based on the employees’ respective function.

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

Updated guidance requires that, if the carrying amount of a reporting unit becomes zero or negative, the second step of the impairment test must be performed when it is more-likely-than-not that a goodwill impairment loss exists. In considering whether it is more-likely-than-not that an impairment loss exists, a company is required to evaluate qualitative factors, including the factors presented in existing guidance that trigger an interim impairment test of goodwill (e.g., a significant adverse change in business climate or an anticipated sale of a reporting unit). The provisions of the guidance became effective for our Company on January 1, 2011. The adoption did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued updated guidance that simplifies the goodwill impairment test. For its annual and interim goodwill impairment test, an entity first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described above. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. Our Company adopted the updated guidance for our annual goodwill impairment test in 2011.

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. The new guidance requires more detailed disclosures of the changes in Level 3 instruments and was effective for our Company on January 1, 2011. The adoption did not have a material impact on our consolidated financial statements, as it only required additional disclosures.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality will be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our consolidated financial statements.

Taxation

Our major tax jurisdictions are located in Taiwan, the PRC and Singapore.

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

The table below presents, for the periods indicated, information regarding certain revenues and expense items for our consolidated operations.

	For the Year Ended December 31,
	2009		2010		2011
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
Particulars
OPERATING REVENUES
Gaming software and service revenues	112,694	70.6	25,820	39.9	—	—
Asian online game and service revenues	46,887	29.4	38,862	60.1	34,395	100.0

Total operating revenues	159,581	100.0	64,682	100.0	34,395	100.0

OPERATING COSTS
Cost of gaming software and service revenues	20,102	12.6	4,010	6.2	—	—
Cost of Asian online game and service revenues	16,785	10.5	17,103	26.4	15,309	44.5

Total operating costs	36,887	23.1	21,113	32.6	15,309	44.5

Gross profit	122,694	76.9	43,569	67.4	19,086	55.5

OPERATING EXPENSES
Product development and engineering expenses	14,195	8.9	7,301	11.3	2,001	5.8
Selling and marketing expenses	79,421	49.8	21,589	33.4	10,685	31.1
General and administrative expenses	29,692	18.6	31,780	49.1	20,393	59.3
Bad debt expense	1,092	0.7	1,639	2.5	1,820	5.3
Impairment loss on property, plant, and equipment	1,250	0.8	278	0.4	—	—
Impairment loss on goodwill	14,103	8.8	2,255	3.5	5,097	14.8
Impairment loss on prepaid licensing fees and intangible assets	23,002	14.4	2,200	3.4	3,202	9.3
Impairment loss on deconsolidation of T2CN	—	—	22,234	34.4	—	—
Other	—	—	1,989	3.1	—	—

Total operating expenses	162,755	102.0	91,265	141.1	43,198	125.6

Loss from operations	(40,061)	(25.1)	(47,696)	(73.7)	(24,112)	(70.1)

NON-OPERATING INCOME (EXPENSES)	(15,524)	(9.8)	56,364	87.1	(47,763)	(138.8)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(55,585)	(34.9)	8,668	13.4	(71,875)	(208.9)
INCOME TAX BENEFIT (EXPENSE)	(517)	(0.3)	(7,260)	(11.2)	245	0.7

INCOME (LOSS) FROM CONTINUING OPERATIONS	(56,102)	(35.2)	1,408	2.2	(71,630)	(208.2)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS -NET OF TAX	222	0.2	(128)	(0.2)	52	0.1

NET INCOME (LOSS)	(55,880)	(35.0)	1,280	2.0	(71,578)	(208.1)
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	6,795	4.2	1,370	2.1	366	1.1

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	(49,085)	(30.8)	2,650	4.1	(71,212)	(207.0)

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

INCOME TAX EXPENSES (BENEFIT). Taxes include current income tax in various jurisdictions in which our subsidiaries operate and deferred tax expenses related to temporary tax assets or liabilities that arise due to the timing differences between book profits and taxable profits that originate in one period and are capable of reversal in one or more subsequent periods. Taxes are measured using the tax rates and laws that have been enacted or subsequently enacted as of the date of the financial statements.

NONCONTROLLING INTEREST. Noncontrolling interest represents the portion of net income allocated to the non-controlling voting shares of our majority-owned subsidiaries (T2CN through December 13, 2011, Dragongate Enterprises Limited, and IAHGames) as well as UIM, which was consolidated pursuant to the FASB Accounting Standards Codification through March 31, 2010. In May 2005, IAHGames issued redeemable preferred shares, which are redeemable at the option of the investors, and as such these preferred shares are classified as mezzanine equity on our balance sheet.

The financial information in relation to our business segments is provided net of inter-segment transactions.

For the Years Ended December 31, 2011 and 2010

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2011 declined by approximately 46.8 percent to approximately US$34.4 million from approximately US$64.7 million in 2010. The decrease was primarily due to the sale of our 60 percent ownership interest in our gaming software and service business on April 8, 2010. As a result, we deconsolidated the results of the gaming software and service business from April 2010 onwards and do not expect to generate revenue from the gaming software and service business going forward. Therefore, revenue from our gaming software and service business declined to nil in 2011 from approximately US$25.8 million in 2010, which accounted for 39.9 percent of our total revenues in 2010. Revenues from our Asian online game and service business decreased by 11.5 percent to approximately US$34.4 million, which represented 100 percent of our total revenues in 2011. The decrease was due to a decrease of approximately US$9.9 million in revenue from T2CN, which was deconsolidated from July 2010. This decrease was partially offset by an increase of approximately US$2.5 million in revenue from IAHGames, which was consolidated from July 2010, and an increase of approximately US$2.9 million in revenue from FunTown.

OPERATING COSTS. Operating costs decreased by approximately US$5.8 million, or 27.5 percent, to approximately US$15.3 million in 2011 from approximately US$21.1 million in 2010. The decrease in total operating costs was mainly due to a US$4.0 million or 100 percent decrease in operating costs in our gaming software and service business as a result of deconsolidation from April 2010. The operating costs of our Asian online game and service business in 2011 decreased by approximately US$1.8 million, or 10.5 percent, compared with that in 2010.

GROSS PROFIT. Gross profit decreased by approximately 56.2 percent to approximately US$19.1 million in 2011 from approximately US$43.6 million in 2010. The decrease in consolidated gross profit resulted from a US$21.8 million, or 100 percent, and US$2.7 million, or 12.3 percent, decrease in the gross profits of our gaming software and service business and our Asian online game and service business, respectively.

OPERATING EXPENSES. Total operating expenses decreased by approximately 52.6 percent to approximately US$43.2 million in 2011 from approximately US$91.3 million in 2010. The decrease in total operating expenses was mainly due to a US$21.5 million, or 99.1 percent, decrease in operating expenses from our gaming software and service business and a US$19.1 million, or 35.7 percent, decrease in operating expense from our Asian online game and service business.

Consolidated product development and engineering expenses decreased by approximately 72.6 percent in 2011 to approximately US$2.0 million from US$7.3 million in 2010. This decrease was mainly due to the deconsolidation of our gaming software and service business, which resulted in a decrease of US$3.2 million, or 100 percent, in related product development and engineering expenses, and a US$2.1 million decrease in product development and engineering expenses in our Asian online game and service business.

Consolidated selling and marketing expenses decreased by approximately 50.5 percent to approximately US$10.7 million in 2011 from US$21.6 million in 2010, primarily due to an decrease of US$12.3 million, or 100 percent, in selling and marketing expenses as a result of the deconsolidation of our gaming software and service business. This decrease was partially offset by an increase of US$1.7 million, or 18.5 percent, in selling and marketing expenses in our Asian online game and service business related to more promotions and activities held for new games launched in 2011 compared to those in 2010.

Consolidated general and administrative expenses decreased by approximately US$11.4 million, or 35.8 percent, to approximately US$20.4 million in 2011 from US$31.8 million in 2010, primarily reflecting a US$7.2 million decrease from corporate headquarter expenses due to less legal fees incurred in relation to our dispute with T2CN’s former Chief Executive Officer compared to that in 2010, and a US$6.0 million decrease in general and administrative expenses as a result of the deconsolidation of our gaming software and service business.

Consolidated impairment loss decreased by approximately US$18.7 million to approximately US$8.3 million in 2011 from US$27.0 million in 2010, resulting from a decrease of US$18.7 million of impairment loss in our Asian online games and service business. Total consolidated impairment loss in 2011 was composed of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$619 thousand impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames. The total consolidated impairment loss in 2010 was composed of a US$1.3 million impairment loss on intangible assets for capitalized software costs, a US$870 thousand impairment loss on prepaid licensing and royalty fees, a US$278 thousand impairment loss on fixed assets, a US$2.3 million impairment loss on goodwill related to IAHGames, and a US$22.2 million impairment loss as a result of the deconsolidation of T2CN.

OPERATING LOSS. Operating loss for 2011 was US$24.1 million as compared to a loss of US$47.7 million in 2010. The decrease in loss was primarily due to short of a US$22.2 million impairment loss on deconsolidation of T2CN.

NON-OPERATING INCOME (EXPENSES). Non-operating loss was US$47.8 million in 2011 compared to non-operating income of approximately US$56.4 million in 2010. The non-operating loss in 2011 primarily included (1) US$47.9 million loss on equity method investments, (2) US$13.3 million impairment loss on marketable securities and investments, (3) US$6.3 million gain on the sales of marketable securities, (4) US$4.7 million gain on the sale of ownership interest in T2CN, and (5) US$2.0 million gain on recovery of loss on termination of IAHGames’ initiatives with Blizzard. The non-operating income in 2010 primarily included (1) US$79.1 million gain on the sale of 60 percent ownership interest in our gaming software and service business, (2) US$20.8 million loss on equity method investments, (3) US$4.7 million impairment loss on marketable securities and investments, and (4) US$2.6 million gain on fair value changes of warrant derivative.

INCOME (LOSS) FROM DISCONTINUED OPERATIONS. Income from discontinued operations increased by approximately US$180 thousand to income of approximately US$52 thousand in 2011 compared to a loss of approximately US$128 thousand in 2010.

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2011 was approximately US$71.2 million compared to a gain of approximately US$2.7 million in 2010 for the reasons mentioned above.

Business Segment Results

Asian Online Game and Service Business

After our further investment in IAHGames in July 2010, we hold an approximate 80 percent of the controlling financial interest in IAHGames and started to consolidate IAHGames’ financial results in our consolidated financial statements from July 1, 2010 onwards. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 —Acquisition of IAHGames”.

From July 2010, due to the dispute with T2CN’s former Chief Executive Officer, we were prevented from obtaining its financial information and we effectively lost control over its financial reporting process, therefore we deconsolidated its financial results from our consolidated financial statements from July 1, 2010 onwards. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 —Deconsolidation of T2CN”.

Financial results of our Asian online game and service business in 2011 were affected by several factors, including but not limited to strong competition from an increase of online games offered on social network platforms.

OPERATING REVENUES. Total operating revenues decreased by approximately US$4.5 million or 11.5 percent to approximately US$34.4 million in 2011 from approximately US$38.9 million in 2010. Such decrease was due to (1) approximately US$9.9 million or 100 percent decrease related to T2CN in China, which was deconsolidated from July 2010, partially offset by (2) approximately US$2.9 million or 12.5 percent increase related to FunTown operations in Taiwan and Hong Kong, mainly due to successful launch of certain online games, and (3) approximately US$2.5 million or 42.6 percent increase related to IAHGames operations in Southeast Asia, which was consolidated from July 2010 and contributed a full-year of revenues in 2011.

In 2011, FunTown’s operation improved moderately. In spite of a decrease of 14.0 percent in the number of peak concurrent users, compared to 2010, to approximately 33,000, the number of average monthly active paying accounts was about 75,000, representing an increase of 4.8 percent compared to 2010. The average revenue per paying user (“ARPU”) was approximately US$27.01, representing a year-over-year increase of 0.6 percent. The increase in active paying accounts and increase in ARPU resulted in an increase in revenue of 4.9 percent in local currencies or a 12.5 percent increase in revenue if translated into US dollars. As of March 31, 2012, FunTown’s number of registered users was approximately 19.3 million, representing an increase of 12.2 percent compared with 2010.

OPERATING COSTS. Costs of our Asian online game and service revenue decreased by 10.5 percent to approximately US$15.3 million in 2011 from US$17.1 million in 2010. The decrease was primarily due to a decrease of approximately US$4.4 million related to T2CN, which was deconsolidated from July 2010, partially offset by an approximately US$1.6 million or 26.2 percent increase related to FunTown operations.

GROSS PROFIT. Gross profit decreased by 12.3 percent to approximately US$19.1 million in 2011 from US$21.8 million in 2010. Gross profit margin was approximately 55.5 percent in 2011 comparable with 56.0 percent in 2010.

OPERATING EXPENSES. Total operating expenses decreased by approximately US$19.1 million to approximately US$34.5 million in 2011 from approximately US$53.6 million in 2010. The decrease was primarily due to impairment losses related to T2CN being recorded in 2010.

Selling and marketing expenses. Selling and marketing expenses increased by approximately US$1.7 million to US$10.6 million in 2011 from US$9.0 million in 2010. The increase was mainly due to increase in promotion activities for new games launched in FunTown operations and the inclusion of full-year expenditures in IAHGames in 2011 compared to that of the six-month period since its consolidation in July 2010.

General and administrative expenses. General and administrative expenses incurred in 2011 increased by approximately US$1.8 million to US$12.4 million from US$10.6 million in 2010. The increase is mainly due to the inclusion of full-year expenditures in IAHGames in 2011 compared to that of the six-month period since its consolidation in July 2010.

Impairment loss. Impairment loss decreased by approximately US$18.7 million to approximately US$8.3 million in 2011 from US$27.0 million in 2010. The impairment loss in 2011 was comprised of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$619 thousand impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames. The impairment loss in 2010 was comprised of a US$1.3 million impairment loss on intangible assets for capitalized software costs, a US$870 thousand impairment loss on prepaid licensing and royalty fees, a US$278 thousand impairment loss on fixed assets, a US$2.3 million impairment loss on goodwill related to IAHGames, and a US$22.2 million impairment loss on deconsolidation of T2CN.

OPERATING LOSS. Operating loss in 2011 was US$15.1 million as compared to a loss of US$31.6 million in 2010. The decrease was due to the aforementioned factors. Operating loss does not reflect certain corporate headquarter expenses.

NON-OPERATING INCOME (EXPENSES). Non-operating income in 2011 was US$502 thousand compared to a loss of US$13.2 million in 2010. The non-operating income in 2011 mainly included a gain on sales of marketable securities of US$5.8 million, a gain of US$4.7 million on disposal of ownership interest of T2CN, a gain of US$1.8 million on equity method investments in relation to IAHGames, an impairment loss of US$13.3 million on marketable securities and investments and a gain of US$2.0 million on recovery of loss on termination of IAHGames’ initiatives with Blizzard. The non-operating loss in 2010 mainly included a loss of US$12.6 million on equity method investments in relation to IAHGames’ online game initiatives with Blizzard, an impairment loss of US$4.7 million on marketable securities and investments and a gain of US$2.6 million on fair value changes of warrant derivative issued in connection with IAHGames’ initiatives with Blizzard.

Gaming Software and Service Business

On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software and service business to BetClic. From then on, we ceased to consolidate the financial results of the gaming software and service business. Our 40 percent interest in Everest Gaming is, from April 8, 2010, accounted under equity method. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 —Divestiture of Gaming Software and Service Business”.

Financial results of Everest Gaming in 2011 were negatively affected by several factors. First, the new ARJEL regulations require player liability to be fully reserved for in separate, fully-funded bank accounts by game operators, which resulted in an immediate and additional operational cash needs. Second, market conditions in France have been unfavorable, with high taxes and limitations on international play pressuring margins and lowering the appeal of online poker. Third, several European countries have introduced licensing regimes for online gaming which increased Everest Gaming’s expense for online game license applications in those countries. As a result, we recorded US$49.7 million equity loss for the remaining 40 percent interest for the year ended December 31, 2011.

OPERATING REVENUES. As a result of divestiture of gaming software and service business, total operating revenues in 2011 decreased to nil in 2011 from US$25.8 million in 2010.

OPERATING COSTS. As a result of divestiture of gaming software and service business, costs of our gaming software and service revenues decreased to nil in 2011 from US$4.0 million in 2010.

GROSS PROFIT. As a result of divestiture of gaming software and service business, gross profit decreased to nil in 2011 from US$21.8 million in 2010.

OPERATING EXPENSES. As a result of divestiture of gaming software and service business, total operating expenses decreased by approximately US$21.5 million or 99.1 percent to approximately US$204 thousand in 2011 from approximately US$21.7 million in 2010.

Selling and marketing expenses. As a result of divestiture of gaming software and service business, selling and marketing expenses decreased to nil in 2011 from US$12.3 million in 2010.

General and administrative expenses. As a result of divestiture of gaming software and service business, general and administrative expenses decreased by approximately US$6.0 million to US$204 thousand in 2011 from US$6.2 million in 2010.

Product development and engineering expenses. As a result of divestiture of gaming software and service business, product development and engineering expenses decreased to nil in 2011 from US$3.2 million in 2010.

OPERATING INCOME (LOSS). The divestiture of gaming software and service business resulted in an operating loss of US$204 thousand in 2011 compared with an operating income of US$78 thousand in 2010.

NON-OPERATING INCOME (EXPENSES). Non-operating loss increased by approximately US$119.3 million to approximately US$49.8 million from a non-operating income of US$69.6 million in 2010. This deterioration is primarily because we recorded US$49.7 million equity loss for the remaining 40 percent interest for the year ended December 31, 2011, while recognized US$79.1 million gain from the sale of 60 percent interest in our gaming software and service business, which was partially offset by equity loss of US$9.8 million for the remaining 40 percent interest for the period from April to December, 2010.

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

OPERATING EXPENSES. Total operating expenses decreased by approximately 43.9 percent to approximately US$91.3 million in 2010 from approximately US$162.8 million in 2009. The decrease in total operating expenses was mainly due to a US$63.4 million or 74.5 percent decrease in operating expenses from our gaming software and service business, and a US$11.4 million or 17.7 percent decrease in operating expense from our Asian online game and service business.

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

INCOME (LOSS) FROM DISCONTINUED OPERATIONS. Income from discontinued operations decreased by approximately US$350 thousand to a loss of approximately US$128 thousand in 2010 from an income of approximately US$222 thousand in 2009.

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA. Net income attributable to us for 2010 increased by approximately US$51.7 million to approximately US$2.7 million from a loss of approximately US$49.1 million in 2009 for the reasons mentioned above.

Business Segment Results

Asian Online Game and Service Business

After our further investment in IAHGames in July 2010, we hold an approximate 80 percent of the controlling financial interest in IAHGames and started to consolidate IAHGames’ financial results in our consolidated financial statements from July 1, 2010 onwards. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 —Acquisition of IAHGames”.

From July 2010, due to the dispute with T2CN’s former Chief Executive Officer, we were prevented from obtaining its financial information and we effectively lost control over its financial reporting process, therefore we deconsolidated its financial results from our consolidated financial statements from July 1, 2010 onwards. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 —Deconsolidation of T2CN”.

Financial results of our Asian online game and service business in 2010 were affected by several factors, including but not limited to the deconsolidation of T2CN from July 2010, consolidation of IAHGames from July 2010, impairment charge on deconsolidation of T2CN, and strong competition from an increase of online games offered on social network platforms.

OPERATING REVENUES. Total operating revenues decreased by approximately US$8.0 million or 17.1 percent to approximately US$38.9 million in 2010 from approximately US$46.9 million in 2009. Such decrease was due to (1) an approximately US$5.5 million or 19.2 percent decrease related to FunTown operations in Taiwan and Hong Kong, which was mainly due to strong competition from an increase of online games offered on social network platforms, and (2) an approximately US$8.4 million or 46 percent decrease related to T2CN in China, which was deconsolidated from July 2010. The abovementioned decrease was partially offset by the contribution of approximately US$5.9 million from IAHGames which was consolidated from July 2010.

In 2010, FunTown’s number of registered users was approximately 17.2 million, representing an 13.8 percent increase in comparison with 2009. Peak concurrent users were approximately 38,000, representing a decrease of 23.2 percent compared to 2009. Average monthly active paying accounts were 72,000, representing a decrease of 25.6 percent compared to 2009. Average revenue per paying user (“ARPU”) was approximately US$26.84, representing a year-over-year increase of 8.6 percent. The decrease in active paying accounts, which was partially offset by the increase in ARPU, resulted in a 19.2 percent decrease in revenue.

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

General and administrative expenses. General and administrative expenses incurred in 2010 were approximately US$10.3 million, which was comparable with that in 2009.

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

Gaming Software and Service Business

On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software and service business to BetClic. From then on, we ceased to consolidate the financial results of the gaming software and service business. Our 40 percent interest in Everest Gaming is, from April 8, 2010, accounted under equity method. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 —Divestiture of Gaming Software and Service Business”.

Financial results of Everest Gaming in 2010 were negatively affected by several factors. First, we faced strong competition in the markets with U.S. facing gaming sites. Second, market conditions in France have been unfavorable, with high taxes and limitations on international play pressuring margins and lowering the appeal of online poker. As a result, we recorded US$9.8 million equity loss for the remaining 40 percent interest for the period from April to December 2010.

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

NON-OPERATING INCOME (EXPENSES). Non-operating income increased by approximately US$68.8 million from approximately US$764 thousand in 2009 to US$69.6 million in 2010. This increase is primarily because we recognized US$79.1 million gain from the sale of 60 percent interest in our gaming software and service business, which was partially offset by equity loss of US$9.8 million for the remaining 40 percent interest for the period from April to December, 2010.

For a reconciliation of business segment results to our consolidated net income attributable to us, see note 29 to our consolidated financial statements.

B. Liquidity and Capital Resources

Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our 60 percent shareholdings in our gaming software and service business as well as marketable security investments and other assets, bank borrowings, and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars, RMB and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

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

As a result of our operating, investing and financing activities during 2011, the amount of our cash and cash equivalents decreased from approximately US$71.0 million as of December 31, 2010 to US$64.0 million as of December 31, 2011. Such decrease was primarily attributable to cash used in our share repurchase program, while the operating cash outflows were approximately offset by investing cash inflows, which mainly consisted of proceeds from the disposal of T2CN and part of our holdings in marketable securities.

The following table set forth the summary of our cash flows for the periods indicated:

	For the Year Ended December, 31
(in US$ thousands)	2009	2010	2011
Net cash provided by (used in) operating activities	$8,636	$(8,922)	$(12,448)
Net cash provided by (used in) investing activities	(22,078)	50,022	11,551
Net cash provided by (used in) financing activities	8,426	(12,364)	(6,225)
Exchange difference	(356)	(410)	130
Cash balance included in assets held for sale and retained ownership of gaming software and service business	(35,015)	—	—
Deconsolidation of T2CN	—	(12,903)	—

Net increase (decrease) in cash and cash equivalent	(40,387)	15,423	(6,992)
Cash and cash equivalents at beginning of year	95,953	55,566	70,989

Cash and cash equivalents at end of year	$55,566	$70,989	$63,997

OPERATING ACTIVITIES. In 2011, our net cash used in operating activities amounted to approximately US$12.4 million, which was primarily due to loss generated from the operations of our Asian online game and service business and payment of compensation previously accrued. In 2010, our net cash used in operating activities amounted to approximately US$8.9 million, which was primarily due to loss generated from the operations of our Asian online game and service business. In 2009, our net cash provided by operating activities amounted to approximately US$8.6 million. Although we had a loss from continuing operations in 2009, we still generated positive operating cash flow after non-cash adjustments, such as impairment losses, depreciation and amortization expenses, and stock-based compensation.

INVESTING ACTIVITIES. Our net cash provided by investing activity amounted to approximately US$11.6 million in 2011. This was primarily due to proceeds from the disposal of T2CN and part of our holdings in marketable securities, totaling approximately US$14.6 million, net of transaction costs, as well as the release of US$2.0 million from restricted cash, and cash dividends of US$1.9 million received from equity method investee. The cash inflows were partially offset by capital expenditures of approximately US$2.0 million and investments of approximately US$5.2 million in loan to Everest Gaming. Our net cash provided by investing activity amounted to approximately US$50.0 million in 2010. This was primarily due to proceeds from the sale of a 60 percent interest of gaming software and service business of approximately US$85.7 million, net of transaction costs, which was partially offset by capital expenditures of approximately US$6.1 million, strategic investments in East Gate and PSI of approximately US$6.6 million, as well as the acquisition of additional preferred shares of IAHGames of approximately US$5.8 million, net of cash acquired. Our net cash used in investment activities in 2009 was approximately US$22.1 million. This was primarily due to capital expenditures of approximately US$14.7 million, and a strategic investment in JC Entertainment of approximately US$7.1 million.

FINANCING ACTIVITIES. Our net cash used in financing activities in 2011 was approximately US$6.2 million, US$5.8 million of which was primarily used in our share repurchase program. Our net cash used in financing activities in 2010 was approximately US$12.4 million, which was primarily repayment of approximately US$12.5 million of short-term borrowings. Our net cash generated from financing activities in 2009 was US$8.4 million, which was primarily due to proceeds from short-term borrowings of US$7.3 million.

As we had effectively lost control over T2CN as a result of a dispute with its former Chief Executive Officer, we deconsolidated T2CN starting from July 1, 2010; therefore, our cash and cash equivalents decreased by approximately US$12.9 million during 2010.

We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, and cash obligations under our existing lease arrangements and license and other present requirements through 2012. We are seeking to dispose of certain of our investments made in certain game studios in Asia, as well as underperforming assets in the first half of 2012. The planned disposals are intended to free up approximately US$30 million to US$40 million for investment in new strategic growth initiatives, in line with our turnaround plans.

We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$14.7 million, US$6.1 million and US$2.0 million for 2009, 2010, and 2011 respectively. Capital expenditures during 2011 were primarily for capitalized software development and computer hardware equipment for our Asian online game and service business. Our capital expenditure plans for 2012 will continue to focus primarily on software development and computer hardware equipment for our Asian online game and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Indebtedness

As of December 31, 2010 and 2011, short-term borrowings totaled US$12.4 million and US$11.8 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 0.85 percent to 5.56 percent for 2010, and from 1.30 percent to 7.54 percent for 2011. The maturity dates ranged from January 2011 to March 2011 as of December 31, 2010, and fell in late January 2012 as of December 31, 2011. As of December 31, 2010 and 2011, the weighted-average interest rate on total short-term borrowings was 1.835 percent and 2.870 percent, respectively.

As of December 31, 2011, the total amount of unused lines of credit available for borrowing under these agreements was approximately US$28.0 million.

During the period from January 2012 to March 2012, we repaid certain short-term borrowings totaling US$28.2 million, increased short-term borrowings totaling US$3.3 million, and renewed short-term borrowing agreements totaling US$23.0 million.

We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to US$6.3 million and US$4.2 million as of December 31, 2010 and 2011, respectively, in which time deposits pledged are recorded as restricted cash totaling US$5 million and US$3 million as of December 31, 2010 and 2011, respectively.

Dividends From Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2010 and 2011, the legal reserves of Hoshin GigaMedia, which represent a component of our consolidated accumulated deficit, were US$3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiary with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances. Please see Item 3, “Key Information — D. Risk Factors —Risks Related to Ownership of our Shares”.

As of December 31, 2011, our Company’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of the VIE subsidiary in which our Company has no legal ownership, were approximately US$3.6 million.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our gaming software and service business and our Asian online game business. For the years 2009, 2010 and 2011, we incurred US$14.2 million, US$7.3 million and US$2.0 million, respectively, on research and development activities.

D. Trend Information

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results—Certain Significant Events Affecting Our Results of Operations for 2009, 2010, and 2011” for a discussion of the most recent trends in our operating costs and revenues since the end of 2011. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

	As of December 31, 2011
	Payment Due by Period (in US$ thousand)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	1,472	2,339	1,630	1,128	6,569
2. License fees*	559	—	—	—	559
3. Minimum guarantees against royalties	100	1,500	—	—	1,600

Total contractual cash obligations	2,131	3,839	1,630	1,128	8,728

*	According to our license contracts, the total license fee payable, assuming all milestones or conditions under such license contracts were met, is approximately US$6.3 million. Considering game performance, industry environment and business situation, management determined that certain license fees will unlikely become payable and such amount have not been included in the above table.

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

Quantitative and Qualitative Disclosure About Market Risk

Please refer to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
DING, Michael Yu-Jia	55	Chairman of the Board, Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2009/2003
CHIEN, Mo Na	68	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2011*/2010
HUANG, John Ping Chang	60	Independent Non-Executive Director	2011 **
LIU, Nick Chia-En	50	Independent Non-Executive Director	2011 ***
HU ZEE, Nancy Jing-Ying	53	Independent Non-Executive Director	2003/2011****
LEE, Howe Yong	56	Independent Non-Executive Director	2004
TUNG, Casey Kuo Chong	61	Independent Non-Executive Director	2011*****
STRINGER, John R.	65	Chief Executive Officer and Director	2012******
CHEN, Dirk Chi-Ching	54	Chief Financial Officer and Director	2012*******/2011
LEE, John Francis Woon-Jae	41	Senior Vice President of Strategy	2008

*	Mr. Mo Na CHIEN was appointed as Chairman of the Compensation Committee of the Board on March 15, 2011 following the resignation of Mr. Yichin LEE, the former Chairman of the Compensation Committee, on March 15, 2011. He was appointed as Independent Non-Executive Director of the Board on August 2, 2010.
**	Mr. John Ping Chang HUANG was appointed as Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as a member of Compensation Committee on March 15, 2011.
***	Mr. Nick Chia-En LIU was appointed as Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of Audit Committee on March 15, 2011.
****	Ms. Nancy Jing-Ying HU ZEE was appointed as Independent Non-Executive Director of the Board on July 30, 2003 and a member of Audit Committee and Compensation Committee on March 15, 2011. She resigned as a member of Audit Committee on November 15, 2011.
*****	Mr. Casey Kuo Chong TUNG was appointed as Independent Non-Executive Director of the Board and a member of Audit Committee on November 24, 2011.

******	Mr. John R. STRINGER was appointed as Chief Executive Officer of our Company and Director of the Board following the resignation of Mr. Yichin LEE, the former Chief Executive Officer, on January 5, 2012.
*******	Mr. Dirk Chi-Ching CHEN was appointed as Chief Financial Officer of our company following the resignation of Mr. Quincy TANG, the former Chief Financial Officer, on February 1, 2012. He was appointed as Director of the Board on November 24, 2011.

Biographical information with respect to each of our directors and executive officers is set forth below.

Directors

MICHAEL YU-JIA DING is chairman of the board of directors of GigaMedia. Mr. Ding currently serves as the CEO of Waterland Financial Holdings, as well as the chairman and director of the board of Paradigm Asset Management Co., Ltd., and the director of the board of IBF Financial Holdings Co., Ltd., and an independent director for UIS ABLER Electronics Co., Ltd. Prior to that, Mr. Ding was the chairman of Fubon Securities Investment Consulting Co., Ltd., and president and CEO of Fubon Asset Management Co., Ltd., president and fund manager of the R.O.C. Fund (listed on the New York Stock Exchange), as well as president of the International Investment Trust Co. in Taiwan, where he also served as chief investment officer and a senior vice president. Mr. Ding was previously chief economist and head of research at Citicorp International Securities Ltd. in Taipei and head of research and information for the Greater China region at McKinsey & Co., Inc. Mr. Ding holds a Bachelor of Laws degree from Chinese Cultural University and a master’s degree and a doctorate in economics from Indiana University.

MO NA CHIEN is an independent non-executive director of our Company. He is currently the honorary chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., the chairman of the board of J.K. Multilayer Technology Co., Ltd., as well as supervisor of the board of the Taiwan Stock Exchange-listed microelectronics firm Maxtek Technology Co., Ltd, and director of the board of TECO Electric & Machinery Co., Ltd. and Lian Hua Foods Corporation. Mr. Chien completed the senior executive program of MIT Sloan School of Management and holds a Bachelor of Arts degree from National Taiwan University.

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the firms Chailease Construction & Development Corp., Global Hospitality Group Inc., and Beijing He Qiao Property Management Co., Ltd. Mr. Huang holds a Bachelor of Arts degree from Soochow University in Taiwan.

NICK CHIA-EN LIU is an independent non-executive director of our Company. He was the managing director in Taiwan for a U.S. based game development company. Mr. Liu holds an MBA degree from the Stern School of Business at NYU and a bachelor’s degree from the University of Southern California.

NANCY JING-YING HU ZEE is an independent non-executive director of our Company. Ms. Hu is currently a director of NHL CPA Ltd. and serves as an independent director for Enterprise Development Holdings Limited and Evendata Holding Company Limited. Ms. Hu holds a bachelor’s degree from National Taiwan University, a master’s degree in computers from Barry University and a Master of Business Administration degree from Florida International University.

HOWE YONG LEE is an independent non-executive director of our Company. He is currently the managing director of Lee Kim Yew (Pte) Ltd., an investment company based in Singapore, and also serves as a director of the Taiwan Stock Exchange listed, China Development Financial Holding Corporation. Mr. Lee received a Bachelor of Arts degree in business administration from the University of Washington in 1984.

CASEY KUO CHONG TUNG is an independent non-executive director of our Company. Mr. Tung is the principal owner of the accounting offices of Casey Tung in California. Mr. Tung founded the business in 1991, which serves a number of publicly listed companies in Taiwan and in China and practices in the areas of assurance, taxation, and advisory on matters such as mergers and acquisitions, financing, and reorganizations. Mr. Tung is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He holds a Master of Science in Business Administration from California State University, Long Beach and a Bachelor of Commerce degree from Soochow University in Taiwan.

JOHN R. STRINGER is the Chief Executive Officer and a director of our Company. Mr. Stringer led Taiwan-based Wyse Technology from 1998 to 2006 in different key roles, including president, chief executive officer and chairman. During that period, he headed its $1.2 billion IPO in Taiwan, repositioned the business and established the company as a world-leading computer firm, driving revenues from $5 million to $200 million and capturing 45 percent global market share. Prior to turning around Wyse, Mr. Stringer served as executive vice president and general manager of Network Associates, Inc. – now McAfee Inc., the world leader in network security and services known for its McAfee anti-virus suite – and senior vice president of Network General Corporation. During his tenure, he spearheaded post-merger integration and drove combined annual revenues to over $600 million. Mr. Stringer was also recently president of the board of ACG Silicon Valley, a forum designed to build valuable business relationships among senior level technology industry executives who are involved in mergers and acquisitions, corporate growth and corporate development. He is currently chairman of the board of Instant Mobile Solutions, Inc., a mobile services platform.

DIRK CHI-CHING CHEN is the CFO and a director of our Company. He has extensive financial leadership experience in international business and an excellent record of delivering corporate growth and strong financial performance. During a 30-year career with Chailease Finance Co., Ltd., a leading financial firm, Dirk served the company in different key roles, including senior advisor, president and chief financial officer, and successfully led several important initiatives. He spearheaded growth in China, tripling the firm’s revenues in that market from 2005 to 2008. Following the 2008 financial crisis, he directed a turnaround team at the firm’s New York operations in 2009, developing solutions that contributed to significant improvements in financial performance. Dirk currently also served as a non-executive director for Chailease Holdings Co., Ltd. and Chailease Finance Co. Ltd.

Executive Officers

JOHN FRANCIS WOON-JAE LEE is the Senior Vice President of Strategy of our Company. Mr. Lee has held numerous executive positions in gaming and investment companies in the U.S. and Asia, including NCsoft Corporation, Turbine Entertainment and Softbank Corp. Earlier in his career, he was a management consultant at McKinsey & Company. Mr. Lee received a Master of Business Administration degree from New York University and a Bachelor of Arts degree in political science from the University of Michigan.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$1.9 million. For information on total amounts set aside by our Company to provide pension and retirement benefits, see note 19 to our consolidated financial statements.

As of December 31, 2011, the total outstanding number of share options granted to our directors and officers was 615,000, of which 372,250 shares were vested and 252,750 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was 15,000, of which 15,000 shares were vested. For more information on stock option plans and equity incentive plans, see “— E. Share Ownership” below.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C. Board Practices

Our board of directors is currently comprised of nine directors, including seven independent non-executive members. Each of our directors is elected by our Company’s shareholders and hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. No director is entitled to any severance benefits on termination of his or her service. We have established two committees of the board of directors, including the audit committee and the compensation committee.

Our audit committee currently consists of Michael Yu-Jia. DING, Casey Kuo Chong TUNG and Nick Chia-En LIU. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit, subject to the appointment, replacement or removal from office of our independent public accountants as has been approved by our shareholders at our Annual General Meeting. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in NASDAQ Marketplace Rules 4350(d)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements.

Our compensation committee currently consists of Mo Na CHIEN, Nancy Jing-Ying HU ZEE and John Ping Chang HUANG. Our compensation committee reviews and evaluates the compensation and performance of executive officers, our Company’s general compensation plans and other employee benefit plans, and performs other duties and responsibilities pursuant to the compensation committee charter. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in NASDAQ Marketplace Rules 4350(d)(2)(A)(i) and (ii).

D. Employees

As of December 31, 2009, 2010 and 2011, our total employees were 835, 489, and 562 respectively.

As of March 31, 2012, we had a total of 493 employees, excluding part-time and temporary personnel and consultants. Of the total 493 employees as of March 31, 2012, 53 were located at our corporate headquarters and 440 were employed for our online games business, including 282 employees in FunTown, 133 employees in IAHGames and 25 employees in JIDI. All 493 employees were in Asia.

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2012:

Person	Number of Common Shares		Number of Shares Issuable upon exercise of options
DING, Michael Yu-Jia		*		*
HU ZEE, Nancy Jing-Ying		*		*
LEE, Howe Yong		*		*
CHIEN, Mo Na	0			*
HUANG, John Ping Chang	0			*
LIU, Nick Chia-En	0			*
STRINGER, John R.	0		600,000
CHEN, Dirk Chi-Ching	0		0
TUNG, Casey Kuo Chong	0			*
LEE, John Francis Woon-Jae	0			*
Directors and Officers as a group		*	1,235,000

*	Less than 1 percent

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

In May 2010, options to purchase 175,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 175,000 options will be exercisable on or after the grant date and the remaining 80 percent of 175,000 options will be exercisable annually from the first anniversary of the grant date to the fourth anniversary of the grant date.

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

In February 2010, we granted 17,790 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to 100 percent of the RSUs on the first anniversary of the grant date so long as the employee is employed by or providing services to our Company.

In May 2010, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 100,000 options will be exercisable on or after the grant date and the remaining 80 percent of 100,000 options will be exercisable annually from the first anniversary of the grant date to the fourth anniversary of the grant date.

In May 2011, options to purchase 60,000 shares of our Company’s common stock were granted at an exercise price of US$1.25. These options will be vested annually from 2012 to 2014. In accordance with the terms of the vesting schedule, 34 percent of 60,000 options will be exercisable on or after the first anniversary of the grant date and the remaining 66 percent of 60,000 options will be exercisable annually from the second anniversary of the grant date to the third anniversary of the grant date.

In January 2012, options to purchased 20,000 shares of our Company’s common stock were granted at an exercise price of US$0.8101. These options will vest annually from 2013 to 2015. In accordance with the terms of the vesting schedule, 34 percent of 20,000 options will be exercisable on or after the first anniversary of the grant date and the remaining 66 percent of 20,000 options will be exercisable annually from the second anniversary of the grant date to the third anniversary of the grant date.

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

In March 2010, we granted 31,000 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respect to approximately 50 percent of the RSUs quarterly from March 2010 to September 2010 so long as the employee is employed by or providing services to our Company.

In May 2010, we granted 70,000 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respective to 100 percent of the RSUs on the grant date so long as the employee is employed by or providing services to our Company.

In May 2010, options to purchase 350,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 350,000 options will be exercisable on or after the grant date and the remaining 80 percent of 350,000 options will be exercisable annually from the first anniversary of the grant date to the fourth anniversary of the grant date.

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

In May 2010, options to purchase 340,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 340,000 options will be exercisable on or after the grant date and the remaining 80 percent of 340,000 options will be exercisable annually from the first anniversary of the grant date to the fourth anniversary of the grant date.

In May 2010, options to purchase 100,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2012. In accordance with the terms of the vesting schedule, 34 percent of 100,000 options will be exercisable on or after the grant date and the remaining 66 percent of 100,000 options will be exercisable annually from the first anniversary of the grant date to the second anniversary of the grant date.

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

In May 2010, options to purchase 1,500,000 shares of our Company’s common stock were granted at an exercise price of US$2.47. These options will be vested annually from 2010 to 2014. In accordance with the terms of the vesting schedule, 20 percent of 1,500,000 options will be exercisable on or after the grant date and the remaining 80 percent of 1,500,000 options will be exercisable annually from the first anniversary of the grant date to the fourth anniversary of the grant date.

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

In March 2011, options to purchase 1,000,000 shares of our Company’s common stock were granted at an exercise price of US$1.05. These options will be vested annually from 2012 to 2014. In accordance with the terms of the vesting schedule, 34 percent of 1,000,000 options will be exercisable on or after the first anniversary of the grant date and the remaining 66 percent of 1,000,000 options will be exercisable annually from the second anniversary of the grant date to the third anniversary of the grant date.

In January 2012, options to purchase 600,000 shares of our Company’s common stock were granted at an exercise price of US$0.8101. In accordance with the terms of the vesting schedule, 75 percent of 600,000 options will be exercisable upon fulfillment of conditions set by the Compensation Committee of the Board of Directors of the Company and the remaining 25 percent of the 600,000 options will be exercisable on the day after the third anniversary of the grant date.

The maximum contractual term for the options under the 2010 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. All options, RSUs and other share-based awards are expected to be settled by issuing new shares.

Options

In 2009, 2010 and 2011, 543,049, 200,500 and 0 options were exercised, respectively, and cash received from the exercise of stock options was US$1.3 million, US$0.2 million and US$0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

The options on ordinary shares of the Company outstanding as of December 31, 2011 are as follows:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	5,201	2.50 years	Under $1	5,201
$1~$10	3,676	7.44 years	$1~$10	1,937
$10~$20	616	5.65 years	$10~$20	616

	9,493			7,754

The number of total outstanding options as of December 31, 2011 is 9,492,651, which includes options with exercise prices of US$0.79, US$1.05, US$1.25, US$1.45, US$2.47, US$2.55, US$4.24, US$10.15, US$16.01 and US$16.6. During the financial year ended December 31, 2011, a total of 1,347,500 options granted pursuant to the 2004 Plan, the 2006 Plan, and the 2007 Plan, the 2008 Plan and the 2009 Plan had been forfeited. During the financial year ended December 31, 2010, a total of 272,995 options granted pursuant to the 2006 Plan and 2007 Plan had been forfeited.

Employee Share Purchase Plans

At the June 2008 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 200,000 common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the Shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. According to the 2008 ESPP, the plan will be administered by a committee designated by the board of directors.

At the June 2009 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 200,000 common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2009 ESPP. Pursuant to the 2009 ESPP, our Company would offer the Shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. According to the 2009 ESPP, the plan will be administered by a committee designated by the board of directors.

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 200,000 common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. According to the 2010 ESPP, the plan will be administered by a committee designated by the board of directors.

As of March 31, 2012, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

Outstanding Options Granted Under Our Employee Share Option Plans and Equity Incentive Plans

The following table summarizes, as of March 31, 2012, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
August 12, 2004	50,000	0.79	June 29, 2014
December 1, 2008	250,000	4.24	June 29, 2017
	65,000	4.24	June 19, 2018
May 13, 2010	190,000	2.47	May 13, 2020
May 20, 2011	60,000	1.25	May 20, 2021
January 5, 2012	620,000	0.8101	January 5, 2022
Total	1,235,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2012 by each shareholder known by us to own more than 5 percent of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	21.29%

(1)	Through Best Method Limited, a British Virgin Islands company, Andre Koo has a beneficial ownership of 10,799,999 common shares of our Company.

As of March 31, 2012, we had 50,719,976 Shares outstanding, of which 39,919,977 Shares representing approximately 78.71 percent of our total outstanding Shares were not held by our major shareholders as disclosed above. As of April 2, 2012, 38,615,335 Shares were held by 14 record holders, including nominee holders, with a registered address in the United States.

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

B. Related Party Transactions

We have engaged from time to time in various transactions with related parties.

Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

Borrowings

In 2010 and 2011, a key manager of Waterland Financial Holdings (“Waterland”) was one of our directors, from whom we had short-term indebtedness to support our current operations. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2010 and 2011 were $1.5 million and $1.7 million, respectively. As of December 31, 2010 and 2011, we did not have any indebtedness owed to Waterland.

Loan Receivables

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations. IAHGames has continued to support Monsoon’s operations subsequent to July 1, 2010. The loan bears interest at 7 percent per annum. In addition, from September to December 2010, we loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the balance of this loan receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon. See note 16 to our consolidated financial statements for additional information.

During 2011, our Company entered into loan agreements in an aggregate of $5.2 million with Everest Gaming, bearing interest at 3 percent per annum. As of December 31, 2011, the balance of this loan receivable was nil after being reduced in connection with absorbing additional losses of Everest Gaming (as discussed in more detail in note 16 to our consolidated financial statements) and considering the financial status of Everest Gaming, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward.

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

The remaining objector filed an appeal of that decision on September 23, 2011. Plaintiffs moved to dismiss the appeal on October 25, 2011, on the basis of, inter alia, lack of standing. The remaining objector opposed Plaintiffs’ motion on November 3, 2011, and Plaintiffs filed their reply brief on October 14, 2011. This last objector in the IPO Settlement Agreement reached an agreement with the Plaintiffs, and on January 9, 2012, the parties executed a Stipulation of Dismissal, wherein the only pending appeal was withdrawn with prejudice. As a result, the appeals process has now been completed.

We had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

World Series of Poker Litigation

On or about March 21, 2008, Harrah’s License Company, LLC (now Caesars License Company, LLC, “CLC”) entered into an agreement with UIM, Global Interactive Services, Inc., and Cambridge Interactive Development Corporation regarding certain promotional rights for the 2008, 2009, and 2010 World Series of Poker events (the “Promotional Agreement”). In May 2009, all rights and obligations of Harrah’s License Company, LLC under the Promotional Agreement were assigned to and assumed by Caesars Interactive Entertainment, Inc. (“CIE”).

UIM filed a complaint against Harrah’s License Company, LLC (now CLC) (“UIM Complaint”), in the United States District Court for the District of Nevada, on or about April 1, 2010 (the “UIM Action”). UIM stated claims against Harrah’s for: 1) breach of the Promotional Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Promotional Agreement and that the Promotional Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Promotional Agreement pending the outcome of the litigation, and attorney fees and costs.

Harrah’s Interactive Entertainment, Inc. (now CIE) filed a complaint against UIM and GigaMedia Limited (“Caesars Complaint”) in the United States District Court for the District of Nevada, on or about April 27, 2010 (the “Caesars Action”). Harrah’s Interactive Entertainment, Inc. (now CIE) stated claims against UIM for: 1) breach of the Promotional Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia Limited as a defendant for tortious interference with contractual relations.

UIM filed an amended complaint against Harrah’s License Company, LLC (now CLC) (“UIM Amended Complaint”), in the UIM Action, on or about May 14, 2010. UIM asserted a new claim for fraud in the inducement and abandoned its claim for a preliminary injunction.

Everest Gaming Limited filed a complaint for trademark infringement against Harrah’s Interactive Entertainment, Inc. (now CIE) and Harrah’s License Company, LLC (now CLC) (“Everest Complaint”), in the United States District Court for the District of Nevada, on or about June 11, 2010 (the “Everest Action”).

UIM filed an answer to the Caesars Complaint and counterclaims against Harrah’s Interactive Entertainment, Inc. (now CIE) (“UIM Answer and Counterclaim”) in the Caesars Action on or about June 11, 2010.

The UIM Action, the Caesars Action, and the Everest Action (collectively the “Consolidated Action”) were consolidated by order of the Court into one case on or about August 6, 2010.

Harrah’s License Company, LLC (now CLC) filed an answer and affirmative defenses to the UIM Amended Complaint (“CLC Answer”) in the Consolidated Action on or about September 29, 2010. Harrah’s Interactive Entertainment, Inc. (now CIE) filed an answer and affirmative defenses to the UIM Answer and Counterclaim (“CIE Answer”) in the Consolidated Action on or about September 29, 2010. Harrah’s Interactive Entertainment, Inc. (now CIE) filed an answer and affirmative defenses to the Everest Complaint (“CIE Everest Answer”) in the Consolidated Action on or about October 20, 2010.

On December 1, 2010, Mangas Gaming S.A.S. changed its name to Betclic Everest Group. As a result of the name change, BetClic Everest Group bears all rights and obligations formerly held by Mangas Gaming S.A.S. relating to the Actions.

CIE filed an amended complaint against the UIM Parties (“Caesars Amended Complaint”) in the Consolidated Action on or about January 27, 2011. The UIM Parties include Mangas Everest S.A.S., UIM, GigaMedia Limited, Everest Gaming Limited, and Betclic Everest Group.

The UIM Parties filed an answer to Caesars Amended Complaint (“UIM Parties Answer”) in the Consolidated Action on or about February 25, 2011. The UIM Parties filed an amended answer to Caesars Amended Complaint (“UIM Parties Amended Answer”) in the Consolidated Action on or about March 15, 2011.

The Caesars Parties (CIE collectively with CLC) and the UIM Parties entered into a Settlement Agreement and Release on August 12, 2011 whereby the Parties agree to execute and deliver to the United States District Court for the District of Nevada a joint stipulation to dismiss the Consolidated Action with prejudice. The Parties to the Settlement Agreement and Release have also waived all present and future claims, known and unknown, including but not limited to all claims alleged, or that could have been alleged, or that could be alleged, in the Actions or that in any way relate to the Promotional Agreement, and all claims relating to or arising out of any local, state, federal, or foreign statute, ordinance, regulation, order, or common law. The total settlement amount of US$5.75 million, of which GigaMedia was liable for US$2.3 million has been paid to CIE.

Dispute with the former head of Our Asian online game and service business in the PRC and former Chief Executive Officer of T2CN (“Wang Ji”)

Due to the dispute related to our Asian online game and service business in the PRC with Wang Ji, the former head of our Asian online game and service business in the PRC, that arose in July 2010, we had been prevented from obtaining and did not have access to the financial information of the T2CN Operating Entities. While we were not aware that there had been any disruption to the ordinary business operations of the T2CN Operating Entities, no dividends or service fees had been declared or paid to the Company since the dispute began.

We believe that Wang Ji had in his possession, among other things, the company seals, financial chops and business registration certificates of the T2CN Operating Entities. We had filed lawsuits against Wang Ji in the courts of the PRC, Hong Kong, Singapore and the British Virgin Islands seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates. The lawsuits asserted a number of claims, including, among others, breach of fiduciary duty and conversion. In these matters, the Company was seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates, and monetary damages.

On December 2, 2011, GigaMedia China Limited, Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) entered into an agreement whereby GigaMedia China Limited agreed to sell all of its ownership interest in T2CN to Hornfull Limited and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the parties’ agreement, GigaMedia China Limited sold all of its 43,633,681 shares of T2CN, representing a 67.087% interest in the company, to Hornfull Limited for a cash payment of US$4,738,588. Hornfull Limited also reimbursed GigaMedia China Limited US$789,765 in cash for legal fees incurred by GigaMedia in connection with the T2CN dispute.

Hornfull Limited and Hangzhou NewMargin are private companies incorporated in the British Virgin Islands and the People’s Republic of China (the “PRC”), respectively.

After extensive deliberation and consultation with its valuation expert and outside legal counsels, GigaMedia’s board of directors concluded that the sale of GigaMedia’s ownership interest in T2CN to Hornfull Limited was in the best interest of GigaMedia’s shareholders.

On December 2, 2011, GigaMedia, GigaMedia China Limited, T2CN, T2 Entertainment, T2 Technology, J-Town, T2CN Information Technology (Beijing) Co., Ltd. (“T2 Beijing”), T2 Advertisement, Jinyou, Pemberley Pte Ltd., Wang Ji, Chiang Hsiang Jen, Lu Ning, and Ji Min entered into a settlement agreement to resolve all civil litigation related to T2CN and the T2CN Operating Entities in the PRC, Singapore, the United States, the British Virgin Islands, and Hong Kong. The settlement agreement does not resolve any criminal proceedings. On December 14, 2011, the settlement agreement was finalized. As a result of the settlement agreement, all civil litigation in the PRC, Singapore, the United States, the British Virgin Islands, and Hong Kong have been or will be withdrawn or dismissed.

On December 14, 2011, GigaMedia, GigaMedia China Limited, T2CN, T2 Entertainment, T2 Technology, J-Town, T2 Beijing, T2 Advertisement, Jinyou, Pemberley Pte Ltd., Wang Ji, Chiang Hsiang Jen, Lu Ning, Ji Min and Arthur M. Wang entered into a waiver and mutual release in which all parties waived all present and future claims, known and unknown, in connection with T2CN and the T2CN Operating Entities.

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

Our Shares have been listed and traded on the NASDAQ Stock Market since February 18, 2000.

The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Stock Market.

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2007	$24.61	$9.28
2008	$20.70	$2.90
2009	$7.47	$3.04
2010	$3.32	$1.40
2011	$1.60	$0.80

	Common Shares
	High	Low
Year Ending December 31, 2010	(in US$)
First quarter	$3.32	$2.74
Second quarter	$3.25	$2.03
Third quarter	$2.34	$1.91
Fourth quarter	$2.10	$1.40

	Common Shares
	High	Low
Year Ending December 31, 2011	(in US$)
First quarter	$1.56	$1.03
Second quarter	$1.60	$1.11
Third quarter	$1.31	$0.80
Fourth quarter	$1.06	$0.80

	Common Shares
	High	Low
	(in US$)

Quarter Ending March 31, 2012	$1.49	$0.81

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2011	$1.06	$0.86
November 2011	$0.91	$0.84
December 2011	$0.92	$0.80
January 2012	$1.11	$0.81
February 2012	$1.49	$1.18
March 2012	$1.48	$1.28
April 2012 (only through April 23, 2012)	$1.30	$1.22

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended memorandum and articles of association contained in our annual report for the year ended December 31, 2007 on Form 20-F (File No. 000-30540), filed with the SEC on June 30, 2008.

As of March 31, 2012, an aggregate of 50,719,976 shares have been issued and are outstanding.

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

Share Purchase Agreement between Bodhi Investments LLC and GigaMedia Asia Pacific Limited, dated April 30, 2010

On April 30, 2010, we entered into a share purchase agreement with Bodhi Investments LLC, under which Bodhi Investments LLC agreed to sell and we agreed to purchase, a total of 208,881 class B preference shares of IAHGames for an aggregate consideration of US$2,191,923. The consideration was paid in 866,373 GigaMedia’s shares at a market price of US$2.53 on issuance date.

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

Contractual Arrangements in connection with Shanghai JIDI

See Item 4, “Information on the Company — C. Organizational Structure” in this annual report.

Sale of T2CN

Sale and Purchase Agreement among GigaMedia China Limited, Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd., dated December 2, 2011

On December 2, 2011, GigaMedia China Limited, Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) entered into an agreement whereby GigaMedia agreed to sell all of its ownership interest in T2CN to Hornfull Limited and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. Pursuant to the agreement, GigaMedia China Limited sold all of its 43,633,681 shares of T2CN, representing a 67.087% interest in the company, to Hornfull Limited for a cash payment of US$4,738,588. Hornfull Limited also compensated GigaMedia China Limited US$789,765 in cash for legal fees incurred by GigaMedia in connection with the T2CN disputes. Hornfull Limited and Hangzhou NewMargin are private companies incorporated in the British Virgin Islands and the PRC, respectively.

Other Material Contracts

Other material contracts are incorporated by reference to our annual reports for the year ended December 31, 2008, for the year ended December 31, 2009 and for the year ended December 31, 2010 on Form 20-F (File No. 000-30540) and for additional information on our material contracts, see Item 7, “Major Shareholders and Related Party Transactions — B. Related Party Transactions” in this annual report.

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

E. Taxation

Singapore Tax Considerations

Taxation of Dividends Received by Singapore Resident Shareholders

On the basis that we are not tax resident in Singapore, dividends paid by us would be taxable in Singapore if they are received in Singapore or if they are considered, in the hands of a particular shareholder, to be derived in Singapore (for example if they constitute the income of a trade or business carried out in Singapore).

Foreign-sourced dividends received by a Singapore resident person on or after June 1, 2003 will be exempt from tax if certain conditions are met. The main conditions to be satisfied for such exemption are that:

•	the dividends are received from a jurisdiction with a maximum tax rate on the trade or business income of a company of at least 15 percent; and

•

the dividends themselves, or the income from which they are paid, have been subject to tax in the foreign jurisdiction or have been exempted from tax under an incentive granted for substantive business activities.

The normal tax rate for corporate profits in Singapore is 17 percent for the year of assessment 2012 and 2013 (i.e., for the income earned in the financial year or other basis period ended 2011 and 2012 respectively). Resident individuals are subject to tax at progressive rates of up to 20 percent.

If our shareholders are corporations, our shareholders will be regarded as being tax resident in Singapore if the control and management of our shareholders’ business is exercised in Singapore. For example, if the board of directors of a company meets and conducts the business of such company in Singapore, such company would generally be regarded as tax resident in Singapore. An individual will be regarded as being tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as director of a company) for 183 days or more, or if he resides in Singapore.

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

Where our Shares are sold by a GST-registered investor to a person belonging outside Singapore and that person is outside Singapore when the sale is executed, the sale should generally be considered as a taxable supply subject to GST at zero-rate. Any GST incurred by the investor in the making of such a supply, if the same is a supply in the course of or furtherance of a business, may be fully recoverable from the Comptroller of GST.

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

If we are classified as a PFIC for any taxable year during which you hold Shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125 percent of the average annual distributions received by you in the three preceding taxable years or your holding period for the Shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our Shares. Under these PFIC rules:

•	such excess distribution or gain will be allocated ratably over your holding period for the Shares;

•	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are “regularly traded” on a “qualified exchange”. Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities and Exchange Act of 1934 (i.e., the NASDAQ Global Market). Although we believe that, based on the current level of trading activity of our Shares on the NASDAQ Global Market, the Shares should qualify as being regularly traded on a qualified exchange no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. If you make this election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Taxation of Dividends

Except as discussed above with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reputed as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gain tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on the NASDAQ Global Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations with regard to distributions on Shares.

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

Sale or other disposition of Shares

Except as discussed above with respect to the passive foreign investment company tax rules, a holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our Shares in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the Shares. Such gain or loss generally will be long-term (taxable at a reduced rate for individuals) if, on the date of sale or disposition, the Shares were held by the holder for more than one year and will generally be treated as gain or loss from U.S. sources for foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Backup Withholding and Information Reporting

The United States tax compliance rules impose reporting requirements on certain U.S. investors in connection with holding interests of a foreign company, including our Shares, that is not held in an account maintained by a “U.S. Financial Institution”. This new legislation also imposes penalties if a holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. individual investors may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our Shares. Dividend payments with respect to our Shares and proceeds from the sale or other disposition of our Shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). U.S. individual investors should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

You may also request a copy of our SEC filings, at no cost, upon written request to our investor relations department at 10th Floor, 392 Ruiguang Road, Taipei 11492, Taiwan R.O.C, or by e-mail to: Brad.Miller@Gigamedia.com. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

As of December 31, 2011, we had bank deposits of approximately US$9.2 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange loss of approximately US$71 thousand and unrealized foreign exchange loss of approximately US$355 thousand in the year ended December 31, 2011.

As of December 31, 2011, we had available-for-sale marketable securities and investments of approximately US$49.4 million which denominated in foreign currencies other than measurement currencies of the entity holding such assets. Future fluctuation of the exchange rates could impact the periodic impairment assessment on other-than-temporary loss of these assets.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10 percent change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of approximately 3.7 percent in our total equity as of December 31, 2011.

Interest Rate Risk

Our exposure to interest rates relates primarily to our short-term loans from various banks. The variations in fair value of the marketable securities that we owned as of December 31, 2011 do not have direct relationship with interest rates changes. As of December 31, 2011, we had no investment in fixed-income or money market investment funds. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. Increases in interest rates of the loans will increase our interest expenses. As of December 31, 2011, we had approximately US$11.9 million of short-term loans, with a weighted average interest rate of approximately 2.87 percent. Based on our sensitivity analysis with respect to our short-term loans, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in providing reasonable assurance, that information required to be disclosed by us, in the reports that we file or submit under the Exchange Act, was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2011 was effective.

Remediation of Material Weakness

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

As disclosed in the Company’s 2010 Annual Report on Form 20-F, the Company reported a material weakness that there were inadequate controls in place to address risks related to usurpation of established policies, procedures and control systems related to T2CN which resulted in our inability to exercise sufficient control over a majority of T2CN’s assets and its financial reporting process, which eventually resulted in a significant loss to the Company.

As of December 31, 2011, the Company has remediated the previously reported material weakness in internal control over financial reporting by taking a series of remedial measures, including, among other things (1) establishing a dedicated team under the supervision of our audit committee to reassess and strengthen the procedures for identifying the appropriate controls over our PRC business units; including a) the process of the appointment of management to our PRC business units, b) the financial reporting process used by our PRC business units, c) the treasury procedures utilized by our PRC business units, d) strengthening controls over the utilization and custody of the company chops and legal representative chops of our PRC business units, and e) strengthening the contract review and approval procedures for our PRC business units, (2) strengthening the provisions of employment contracts and the employee handbook which can effectively govern our PRC employees, (3) establishing policies and procedures relating to monitoring controls over our PRC business units, and (4) strengthening of information and communication and logical access of financial data between our PRC business units and the Company’s management.

The Company has undertaken and completed, as appropriate, its testing to validate the effective implementation of the remedial measures described above. The Company has also undertaken testing which validates the effective operation of these controls, for a sufficient period of time, to support its conclusion. In reviewing the results from this testing, management has concluded that the material weakness in internal control over financial reporting we previously reported has been remediated as of December 31, 2011.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by GHP Horwath, P.C., our independent registered public accounting firm, who has also audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, which appears on pages F-1 and F-2 of this annual report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Certain of the changes described in “Remediation of Material Weakness” occurred during the year of 2011. Other than as described above, during the year ended December 31, 2011, there were no any other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Yu-Jia DING and Mr. Casey Kuo Chong TUNG, independent directors and members of our audit committee, are audit committee financial experts.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005, May 10, 2006 and February 13, 2009 in order to conform certain provisions in it with our newly adopted anti-fraud policy. The code of ethics was also amended on April 30, 2010 to incorporate non-competition and non-solicitation provisions. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 10th Floor, 392 Ruiguang Road, Taipei 11492, Taiwan R.O.C., or by e-mail to: Brad.Miller@Gigamedia.com.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by GHP Horwath, P.C. for services performed relating to the fiscal years ended December 31, 2010 and 2011.

For the Years Ended December 31,	2010	2011
	(in US$)	(in US$)
Audit Fees	833,796	835,898
Audit-Related Fees	43,229	0
Tax Fees	18,676	18,096
All Other Fees	0	0

A. Audit Fees

Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for 2010.

B. Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under the paragraph captioned “Audit Fees” above. Audit related fees billed in 2010 and 2011 consisted of accounting consultations in connection with business acquisitions and dispositions.

C. Tax Fees

Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns, and tax advisory services.

D. All Other Fees

All other fees are fees billed for services provided by the independent registered public accounting firm other than the services reported as audit fees, audit-related fees and tax fees above. No other fees were billed during 2010 and 2011.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2009, 2010 and 2011 — Share Repurchase Program” in this annual report.

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

ITEM 16H. MINE SAFETY DISCLOSURE

NOT APPLICABLE

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the reports thereon by our independent registered public accounting firm listed below are attached hereto as follows:

Page
(a) Report of Independent Registered Public Accounting Firm	F-1 F-2
(b) Consolidated Balance Sheets as of December 31, 2010 and 2011	F-3 F-4
(c) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011	F-5
(d) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2009, 2010 and 2011	F-6
(e) Consolidated Statements of Equity for the years ended December 31, 2009, 2010 and 2011	F-7
(f) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011	F-8 F-9
(g) Notes to the consolidated financial statements	F-10 F-100

ITEM 19. EXHIBITS

EXHIBIT	INDEX

1.1	Amended Memorandum and Articles of Association of our Company, incorporated by reference to Exhibit 1.3 to our annual report for the year 2006 on Form 20-F filed with the SEC on June 29, 2007

4.1	End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated April 1, 2004, incorporated by reference to Exhibit 4.41 to our annual report for the year 2004 on Form 20-F filed with the SEC on June 30, 2005

4.2	Second Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2006, incorporated by reference to Exhibit 4.41 to our annual report for the year 2005 on Form 20-F filed with the SEC on June 28, 2006

4.3	Third Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2007, incorporated by reference to Exhibit 4.50 to our annual report for the year 2006 on Form 20-F filed with the SEC on June 29, 2007

4.4	Fourth Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated March 1, 2008, incorporated by reference to Exhibit 4.4 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2007

4.5	Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Entertainment, dated November 15, 2006, incorporated by reference to Exhibit 4.55 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.6	Supplemental Agreement to Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Entertainment, dated April 1, 2007, incorporated by reference to Exhibit 4.56 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.7	Exclusive Technical Service and Consultancy Agreement between T2 Entertainment and T2 Technology, dated November 15, 2006, incorporated by reference to Exhibit 4.57 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.8	Supplemental Agreement to Exclusive Technical Service and Consultancy Agreement between T2 Entertainment and T2 Technology, dated April 1, 2007, incorporated by reference to Exhibit 4.58 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.9	Agreement for Pledge of Shares in T2 Entertainment between Wang Chi, Lu Ning and T2 Technology, dated February 9, 2007, incorporated by reference to Exhibit 4.59 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.10	Exclusive Call Option Agreement regarding T2 Entertainment between Wang Chi, Lu Ning, T2 Entertainment and T2 Technology, dated February 9, 2007, incorporated by reference to Exhibit 4.60 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.11	Proxy Voting Agreement regarding T2 Entertainment between T2 Technology, T2 Entertainment, Wang Chi and Lu Ning, dated February 9, 2007, incorporated by reference to Exhibit 4.61 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.12	Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Advertisement, dated November 15, 2006, incorporated by reference to Exhibit 4.62 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.13	Supplemental Agreement to Exclusive Business Consultancy Service Agreement between T2 Technology and T2 Advertisement, dated January 1, 2007, incorporated by reference to Exhibit 4.63 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.14	Agreement for Pledge of Shares in T2 Advertisement between Chi Min, Chang Tao and T2 Technology, dated March 20, 2008, incorporated by reference to Exhibit 4.64 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.15	Exclusive Call Option Agreement regarding T2 Advertisement between Chi Min, Chang Tao, T2 Advertisement and T2 Technology, dated March 20, 2008, incorporated by reference to Exhibit 4.65 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.16	Proxy Voting Agreement regarding T2 Advertisement between T2 Technology, T2 Advertisement, Chi Min and Chang Tao, dated March 20, 2008, incorporated by reference to Exhibit 4.66 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.17	Share Purchase Agreement between William Zhu and GigaMedia China Limited, dated June 3, 2007, incorporated by reference to Exhibit 4.67 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.18	Share Purchase Agreement between Yu-Chia Lee and GigaMedia China Limited, dated June 6, 2007, incorporated by reference to Exhibit 4.68 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.19	Share Purchase Agreement between Zheng Bin and GigaMedia China Limited, dated June 10, 2007, incorporated by reference to Exhibit 4.69 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.20	Share Purchase Agreement between J&R Music LLC, Ya-Tsen Lin and GigaMedia China Limited, dated July 5, 2007, incorporated by reference to Exhibit 4.70 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.21	Share Purchase Agreement between Kingland Overseas Development Inc. and GigaMedia China Limited, dated July 6, 2007, incorporated by reference to Exhibit 4.71 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.22	Share Purchase Agreement between Jim Ji Wang and GigaMedia China Limited, dated July 6, 2007, incorporated by reference to Exhibit 4.72 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.23	Share Purchase Agreement between Marvel City Investments Limited and GigaMedia China Limited, dated May 26, 2008, incorporated by reference to Exhibit 4.73 to our annual report for the year 2007 on Form 20-F filed with the SEC on June 30, 2008

4.24	Agreement for Pledge of Shares in Jinyou among Yang Zhuojun, Tan Yihui and T2 Technology, dated June 15, 2009, incorporated by reference to Exhibit 4.24 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.25	Exclusive Call Option Agreement regarding Jinyou among Yang Zhuojun, Tan Yihui, Jinyou and T2 Technology, dated June 15, 2009, incorporated by reference to Exhibit 4.25 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.26	Proxy Voting Agreement regarding Jinyou among T2 Technology, Jinyou, Yang Zhuojun and Tan Yihui, dated June 15, 2009, incorporated by reference to Exhibit 4.26 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.27	Exclusive Business Consultancy Service Agreement between T2 Technology and Jinyou, dated November 26, 2007, incorporated by reference to Exhibit 4.27 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.28	Exclusive Technical Service and Consultancy Agreement between Jinyou and T2 Technology, dated November 26, 2007, incorporated by reference to Exhibit 4.28 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.29	Share Sales and Purchase Agreement among Champion Limited, Gigamedia International Holdings Limited and GigaMedia, dated August 28, 2008, incorporated by reference to Exhibit 4.29 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.30	Share Sales and Purchase Agreement between China Network Systems Co., Ltd. and Hoshin GigaMedia, dated August 28, 2008, incorporated by reference to Exhibit 4.30 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.31	Asset Sale and Purchase Agreement among Ko Ying, Hoshin GigaMedia and China Network Systems Co., Ltd., dated August 28, 2008, incorporated by reference to Exhibit 4.31 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.32	Transitional Service Agreement among Ko Ying, Hoshin GigaMedia and KBT, dated September 3, 2008, incorporated by reference to Exhibit 4.32 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.33	Assignment and Assumption Agreement between Hoshin GigaMedia and Hoshin Multimedia, dated September 3, 2008, incorporated by reference to Exhibit 4.33 to our annual report for the year 2008 on Form 20-F filed with the SEC on June 26, 2009

4.34	Subscription Agreement between IAHGames and GigaMedia Asia Pacific Limited, dated April 30, 2010, incorporated by reference to Exhibit 4.34 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.35	The Amendment to the Subscription Agreement between IAHGames and GigaMedia Asia Pacific Limited, dated June 25, 2010, incorporated by reference to Exhibit 4.35 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.36	Share Purchase Agreement between Infocomm Investments Pte Ltd and GigaMedia Asia Pacific Limited, dated April 30, 2010, incorporated by reference to Exhibit 4.36 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.37	Share Purchase Agreement between Bodhi Investments LLC and GigaMedia Asia Pacific Limited, dated April 30, 2010, incorporated by reference to Exhibit 4.37 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.38	Deed of Guarantee, Undertaking and Indemnity among GigaMedia Asia Pacific Limited, Management Capital International Ltd and China Interactive Limited, dated April 30, 2010, incorporated by reference to Exhibit 4.38 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.39	Shareholder Loan Agreement between GigaMedia Asia Pacific Limited and IAHGames, dated April 30, 2010, incorporated by reference to Exhibit 4.39 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.40	Loan Assignment Agreement among GigaMedia Asia Pacific Limited, IAHGames and Spring Asia Limited, dated June 1, 2010, incorporated by reference to Exhibit 4.40 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.41	Loan Agreement between Spring Asia Limited and IAHGames, dated May 20, 2010, incorporated by reference to Exhibit 4.41 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.42	Stock and Asset Purchase Agreement among BetClic, GigaMedia Limited, UIM and the Other Parties Named Thereto dated December 15, 2009 and Amendment No.1 to Stock and Asset Purchase Agreement, dated March 31, 2010, incorporated by reference to Exhibit 4.42 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.43	Fifth Amendment to the End-User License Agreement between Internet Media Licensing Limited and Ultra Internet Media, S.A., dated April 1, 2009, incorporated by reference to Exhibit 4.43 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.44	Share Purchase Agreement between China Interactive Limited and GigaMedia Asia Pacific Limited, dated June 30, 2010, incorporated by reference to Exhibit 4.44 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010

4.45	Instrument Constituting Warrants to Subscribe for Shares in IAHGames among IAHGames, Management Capital International Limited and Mr. Ong Toon Wan, dated April 30, 2010, incorporated by reference to Exhibit 4.45 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.46	Deed of Amendment among IAHGames, Management Capital International Limited and Mr. Ong Toon Wan, dated May 20, 2010, incorporated by reference to Exhibit 4.46 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.47	Security over Shares Agreement between IAHGames and Blizzard, dated April 30, 2010, incorporated by reference to Exhibit 4.47 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.48	Deed of Undertaking between GigaMedia Asia Pacific Limited and Blizzard, dated April 30, 2010, incorporated by reference to Exhibit 4.48 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.49	Prepayment Agreement between GigaMedia (HK) Limited and Mi Saiyu, dated September 18, 2010, incorporated by reference to Exhibit 4.49 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.50	Prepayment Agreement between GigaMedia (HK) Limited and Song Yunv, dated October 12, 2010, incorporated by reference to Exhibit 4.50 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.51	Authorization and Proxy Letter by Mi Saiyu, dated December 6, 2010, incorporated by reference to Exhibit 4.51 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.52	Authorization and Proxy Letter by Song Yunv, dated December 6, 2010, incorporated by reference to Exhibit 4.52 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

4.53	Exclusive Technical Services Agreement between JIDI and Shanghai JIDI, dated January 1, 2011, incorporated by reference to Exhibit 4.53 to our annual report for the year 2010 on Form 20-F filed with the SEC on June 30, 2011

8.1	List of Subsidiaries#

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act#

12.2	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act#

13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

15.1	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm#

15.2	Consent of GHP Horwath, P.C., Independent Auditors#

18.1	Consolidated financial statements of Mangas Everest S.A.S. as of December 31, 2011 and 2010, and for the year ended December 31, 2011 and the nine-months ended December 31, 2010 #

#	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ John R. Stringer
John R. Stringer
Chief Executive Officer
Date: April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ GHP HORWATH, P.C.

April 30, 2012

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2011

(IN THOUSANDS)

	December 31
	2010	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 11)	$70,989	$63,997
Marketable securities-current (Note 12)	3,553	42,347
Accounts receivable-net (Note 13)	9,506	6,451
Prepaid expenses	1,996	1,574
Restricted cash (Note 17)	5,000	3,000
Other current assets (Notes 14 and 25)	2,044	1,551

Total Current Assets	93,088	118,920

Marketable securities-noncurrent (Note 15)	33,389	7,084

Investments (Note 16)	66,774	8,315

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,286	1,237
Information and communication equipment	5,892	7,651
Office furniture and fixtures	907	928
Leasehold improvements	2,133	1,781
Other	1,073	336

	11,291	11,933
Less: Accumulated depreciation	(5,990)	(7,645)

	5,301	4,288

GOODWILL (Note 7)	39,493	28,437

INTANGIBLE ASSETS-NET (Note 8)	19,769	15,534

OTHER ASSETS
Refundable deposits	2,163	1,777
Prepaid licensing and royalty fees (Notes 9 and 27)	4,214	7,103
Other	3,398	248

Total Other Assets	9,775	9,128

TOTAL ASSETS	$267,589	$191,706

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS-(CONTINUED)

DECEMBER 31, 2010 AND 2011

(IN THOUSANDS)

	December 31
	2010	2011
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts payable	$4,305	$1,831
Accrued compensation	4,239	2,100
Accrued expenses (Note 18)	10,986	10,634
Short-term borrowings (Notes 17 and 26)	12,413	11,774
Other current liabilities (Note 19)	11,350	9,319

Total Current Liabilities	43,293	35,658

OTHER LIABILITIES
Accrued pension liabilities (Note 20)	44	171
Other (Notes 21 and 25)	7,686	1,015

Total Other Liabilities	7,730	1,186

Total Liabilities	51,023	36,844

COMMITMENTS AND CONTINGENCIES (Notes 27 and 28)	—	—

SUBSIDIARY PREFERRED SHARES (Note 22)
Par value $1, redeemable; convertible; issued and outstanding 2,018 thousand shares on December 31, 2010 and 2011	1,465	1,786

EQUITY (Note 23)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 56,263 thousand and 50,720 thousand shares on December 31, 2010 and 2011	309,332	304,672
Accumulated deficit	(91,739)	(162,951)
Accumulated other comprehensive (loss) income	(72)	14,351

Total GigaMedia shareholders’ equity	217,521	156,072

Noncontrolling interest	(2,420)	(2,996)

Total Equity	215,101	153,076

TOTAL LIABILITIES AND EQUITY	$267,589	$191,706

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(IN THOUSANDS EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

	2009	2010	2011

OPERATING REVENUES
Gaming software and service revenues	$112,694	$25,820	$—
Asian online game and service revenues	46,887	38,862	34,395

Total	159,581	64,682	34,395

OPERATING COSTS
Cost of gaming software and service revenues	(20,102)	(4,010)	—
Cost of Asian online game and service revenues	(16,785)	(17,103)	(15,309)

	(36,887)	(21,113)	(15,309)

GROSS PROFIT	122,694	43,569	19,086

OPERATING EXPENSES
Product development and engineering expenses	(14,195)	(7,301)	(2,001)
Selling and marketing expenses	(79,421)	(21,589)	(10,685)
General and administrative expenses	(29,692)	(31,780)	(20,393)
Bad debt expenses (Notes 13 and 14)	(1,092)	(1,639)	(1,820)
Impairment loss on property, plant and equipment (Note 10)	(1,250)	(278)	—
Impairment loss on goodwill (Notes 7 and 10)	(14,103)	(2,255)	(5,097)
Impairment loss on prepaid licensing fees and intangible assets (Note 10)	(23,002)	(2,200)	(3,202)
Impairment loss on deconsolidation of T2CN (Notes 5 and 10)	—	(22,234)	—
Other	—	(1,989)	—

	(162,755)	(91,265)	(43,198)

LOSS FROM OPERATIONS	(40,061)	(47,696)	(24,112)

NON-OPERATING INCOME (EXPENSES)
Interest income	432	956	767
Gain on sales of marketable securities	—	—	6,299
Interest expense	(390)	(370)	(426)
Foreign exchange gain (loss)	168	(606)	(426)
Loss on disposal of property, plant and equipment	(31)	(125)	(49)
Loss on equity method investments - net (Note 16)	(87)	(20,770)	(47,869)
Gain on sale of T2CN (Note 5)	—	—	4,739
Impairment loss on marketable securities and investments (Note 10)	(15,743)	(4,677)	(13,327)
Gain on deconsolidation of the gaming software and service business (Note 6)	—	79,140	—
Recovery of loss on termination of third-party contract (Notes 4 and 10)	—	—	2,012
Gain on fair value changes of warrant derivative (Note 10)	—	2,595	—
Other	127	221	517

	(15,524)	56,364	(47,763)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(55,585)	8,668	(71,875)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	(517)	(7,260)	245

INCOME (LOSS) FROM CONTINUING OPERATIONS	(56,102)	1,408	(71,630)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS - NET OF TAX	222	(128)	52

NET INCOME (LOSS)	(55,880)	1,280	(71,578)
LESS: NET LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	6,795	1,370	366

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	($49,085)	$2,650	($71,212)

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA:
Income (loss) from continuing operations - net of tax	($49,307)	$2,778	($71,264)
Income (loss) from discontinued operations - net of tax	222	(128)	52

	($49,085)	$2,650	($71,212)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Income (loss) from continuing operations	($0.90)	$0.05	($1.31)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	($0.90)	$0.05	($1.31)

Diluted:
Income (loss) from continuing operations	($0.90)	$0.04	($1.31)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	($0.90)	$0.04	($1.31)

WEIGHTED AVERAGE SHARES USED TO COMPUTE
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic	54,524	55,834	54,268

Diluted	54,524	59,291	54,268

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2009, 2010 and 2011

(in thousands)

	2009	2010	2011

NET INCOME (LOSS)	($55,880)	$1,280	($71,578)

OTHER COMPREHENSIVE INCOME-NET OF TAX:
Unrealized gain on marketable securities	67	21,789	16,167
Defined benefit pension plan adjustment	(68)	31	69
Foreign currency translation adjustments	1,003	4,756	(1,813)
Deconsolidation of T2CN	—	(1,311)	—

	1,002	25,265	14,423

COMPREHENSIVE INCOME (LOSS)	(54,878)	26,545	(57,155)
COMPREHENSIVE LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	6,809	1,278	366

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	($48,069)	$27,823	($56,789)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2009, 2010 and 2011

(in thousands, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares
	and additional paid-in capital		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 23)	income (loss)	interest	Total
Balance as of January 1, 2009	54,365	$300,021	($45,304)	($26,261)	$8,620	$237,076
Issuance of common shares from exercise of stock options and RSUs	630	1,320	—	—	—	1,320
Stock-based compensation	—	3,150	—	—	127	3,277
Purchase of T2CN common shares from noncontrolling interest	—	(112)	—	—	(173)	(285)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(150)	(150)
Net loss	—	—	(49,085)	—	(6,795)	(55,880)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	67	—	67
Defined benefit pension plan adjustment	—	—	—	(68)	—	(68)
Foreign currency translation adjustments	—	—	—	1,017	(14)	1,003

Total comprehensive loss	—	—	—	—	—	(54,878)

Balance as of December 31, 2009	54,995	304,379	(94,389)	(25,245)	1,615	186,360
Issuance of common shares from exercise of stock options and RSUs	402	174	—	—	—	174
Stock-based compensation	—	2,961	—	—	53	3,014
Acquisition of IAHGames (Note 4)	866	2,192	—	—	1,192	3,384
Acquisition of UIM (Note 3)	—	178	—	—	(578)	(400)
Deconsolidation of T2CN (Note 5)	—	(552)	—	—	(3,276)	(3,828)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(148)	(148)
Net income	—	—	2,650	—	(1,370)	1,280
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	21,789	—	21,789
Defined benefit pension plan adjustment	—	—	—	31	—	31
Foreign currency translation adjustments	—	—	—	4,744	12	4,756
Deconsolidation of T2CN (Note 5)	—	—	—	(1,391)	80	(1,311)

Total comprehensive income	—	—	—	—	—	26,545

Balance as of December 31, 2010	56,263	309,332	(91,739)	(72)	(2,420)	215,101
Issuance of common shares from exercise of stock options and RSUs	79	—	—	—	—	—
Stock-based compensation	—	1,165	—	—	—	1,165
Acquisition of OneNet	—	—	—	—	111	111
Share repurchase and retirement of common shares (Note 23)	(5,622)	(5,825)	—	—	—	(5,825)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(321)	(321)
Net loss	—	—	(71,212)	—	(366)	(71,578)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	16,167	—	16,167
Defined benefit pension plan adjustment	—	—	—	69	—	69
Foreign currency translation adjustments	—	—	—	(1,813)	—	(1,813)

Total comprehensive loss	—	—	—	—	—	(57,155)

Balance as of December 31, 2011	50,720	$304,672	($162,951)	$14,351	($2,996)	$153,076

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2010 and 2011

(in thousands)

	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	($55,880)	$1,280	($71,578)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,358	2,092	2,080
Amortization	5,219	2,779	2,314
Stock-based compensation	3,277	3,014	1,165
Gain on deconsolidation of gaming software and service business	—	(79,140)	—
Impairment loss on property, plant and equipment	1,250	278	—
Impairment loss on goodwill	14,103	2,255	5,097
Impairment loss on prepaid licensing fees and intangible assets	23,002	2,200	3,202
Provision for bad debt expenses	1,092	1,639	1,820
Loss on disposal of property, plant and equipment	31	125	49
Gain on sales of marketable securities	—	—	(6,299)
Gain on sale of T2CN	—	—	(4,739)
Loss on equity method investments	87	20,770	47,869
Impairment loss on marketable securities and investments	15,743	4,677	13,327
Impairment loss on deconsolidation of T2CN	—	22,234	—
Gain on cancellation of warrant liabilities	—	—	(665)
Gain on fair value changes of warrant derivative	—	(2,595)	—
Other	25	(125)	200
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	(5,015)	3,263	(153)
Prepaid expenses	1,061	(2,992)	871
Other current assets	(553)	2,215	865
Accounts payable	(298)	1,867	(336)
Accrued expenses	2,243	3,519	(452)
Accrued compensation	386	1,667	(2,139)
Player account balances	2,187	229	—
Other current liabilities	1,500	4,568	(1,334)
Accrued pension liabilities	(25)	(39)	128
Prepaid licensing and royalty fees	(4,216)	(3,855)	(3,379)
Other	(941)	(847)	(361)

Net cash provided by (used in) operating activities	8,636	(8,922)	(12,448)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	187	(4,068)	2,000
Cash dividends received from equity method investees	—	945	1,907
Proceeds from disposal of marketable securities	—	—	9,899
Divestiture of business, net of cash transferred	1,006	—	4,739
Purchase of property, plant and equipment	(5,761)	(3,784)	(768)
Proceeds from disposal of property, plant and equipment	17	119	117
Proceeds from disposal of gaming software and service business, net of transaction costs	—	85,669	—
Purchase of marketable securities	(7,052)	(1,500)	—
Purchase of investments	(2,612)	(5,261)	—
Purchase of intangible assets	(8,807)	(2,317)	(1,274)
Acquisitions, net of cash acquired	(285)	(5,831)	11
Advances to equity investees	(637)	(13,804)	(5,243)
Decrease (increase) in refundable deposits	1,986	(146)	185
Other	(120)	—	(22)

Net cash (used in) provided by investing activities	(22,078)	50,022	11,551

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

For the Years Ended December 31, 2009, 2010 and 2011

(in thousands)

	2009	2010	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayment of) short-term borrowings	7,261	(12,543)	(400)
Repurchase and retirement of common shares	—	—	(5,825)
Cash received from the exercise of stock options	1,320	174	—
Cash dividend to noncontrolling shareholders of variable interest entity	(150)	—	—
Other	(5)	5	—

Net cash provided by (used in) financing activities	8,426	(12,364)	(6,225)

Exchange difference	(356)	(410)	130

Cash balance included in assets held for sale and retained ownership of gaming software and service business	(35,015)	—	—

Deconsolidation of T2CN	—	(12,903)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,387)	15,423	(6,992)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	95,953	55,566	70,989

CASH AND CASH EQUIVALENTS AT END OF YEAR	$55,566	$70,989	$63,997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$388	$313	$436

Income tax paid during the year	$1,230	$3,799	$783

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in unrealized holding gain (loss) on available-for-sale securities	$67	$21,789	$16,167

Issuance of common shares for acquisition	$—	$2,192	$—

Transfer marketable securities from current to non-current	$—	$—	$42,347

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 1. BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Business Overview

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a provider of online entertainment software and services, with headquarters in Taipei, Taiwan.

Through December 31, 2011, we conducted our online entertainment business in two business segments: the gaming software and service business, which develops and licenses software for online real-money gaming solutions and applications; and the Asian online game and service business, which develops a wide range of online games for the Asian and worldwide market.

In April 2010, we sold a 60 percent interest in our online gaming software and service business to Mangas Gaming S.A.S., a French Corporation, now renamed as BetClic Everest Group (“BetClic”). (See Note 6, “Divestitures”, for additional information.)

The gaming software and service business develops and licenses online poker and casino gaming software solutions and application services, primarily targeting continental European markets. Through our 40 percent equity investment, the gaming software and service business offers software solutions for online gaming, which is licensed under a software license and support service contract.

The Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players across Asia, including Greater China and Southeast Asia.

(b) Basis of Presentation

The gaming software and service business does not qualify as a component that may be reported as discontinued operations due to our significant continuing involvement in the component after the disposal transaction. After the sale transaction was completed in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining 40 percent interest under the equity method of accounting. (See Note 6, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Principles of Consolidation

The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned, majority-owned and majority-controlled subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities (“VIE”), as defined by the Financial Accounting Standards Board (“FASB”), are included in the Consolidated Financial Statements. (See Note 3, “Variable-Interest Entities”, for additional information.) The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.

Foreign Currency Translation

The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2009, 2010 and 2011 were $(25.9) million, $(22.6) million, and $(24.4) million, respectively.

(c) Summary of significant accounting policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The results of a software licensee of our Company, Ultra Internet Media, S.A. (“UIM”) had been incorporated into our Consolidated Financial Statements as UIM met the criteria of a VIE as defined by the FASB Accounting Standards Codification. UIM and GigaMedia were separately owned. (See Note 3, “Variable-Interest Entities”, for additional information.) Our software licensing and support service revenues were based upon a percentage of gross receipts generated by UIM’s online gaming operations, and were recognized monthly. Software licensing and support service revenues we received from providing such services to UIM had been eliminated in consolidation.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries (including VIE subsidiaries), routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a game license bear to the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and recognized as operating costs in the period in which the related online game revenue is recognized.

Fair Value Measurements

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 10, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the Consolidated Statements of Operations. (See Note 10, “Fair Value Measurements”, for additional information.)

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 10, “Fair Value Measurements”, for additional information.)

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

For those accounts in which a loss is probable, we record a specific reserve in the allowance. The receivable is written off against the allowance when our Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Leasehold improvements are depreciated over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

In September 2008, we entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September 2010, and which expire no later than September 2013. As of December 31, 2010 and 2011, the carrying amount of the land and buildings under lease was approximately $1.3 million. The rental income under the operating lease amounted to $50 thousand, $41 thousand and $72 thousand for 2009, 2010 and 2011, respectively. The minimum rental income to be received under this operating lease is $121 thousand through September 2013.

Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from three to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Potential impairment of goodwill is tested annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. Pursuant to updated guidance issued by the FASB in September 2011, in connection with our goodwill impairment test for the year ended December 31, 2011, we first assessed qualitative factors as a basis for determining whether it was necessary to perform the two-step goodwill impairment test.

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

Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized is evaluated, at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations.

(See Note 10, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Direct-response advertising costs incurred related to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized as expense in the Consolidated Statements of Operations over the estimated lives of customer relationships. Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred. Subsequent to the sale of a 60 percent interest in our online gaming and software service business in April 2010, deferred costs related to advertising have not been significant.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Advertising expenses incurred in 2009, 2010 and 2011 totaled $63.6 million, $12.7 million and $3.5 million, respectively. As of December 31, 2010 and 2011, prepaid advertising amounted to $20 thousand and $110 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the Consolidated Statements of Operations on a straight-line basis over the lease periods.

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statements of Operations based on the employees’ respective function.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a 50 percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income tax expense in the Consolidated Financial Statements.

Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2009 and 2011, basic and diluted loss per share are the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Updated guidance requires that, if the carrying amount of a reporting unit becomes zero or negative, the second step of the impairment test must be performed when it is more likely than not that a goodwill impairment loss exists. In considering whether it is more likely than not that an impairment loss exists, a company is required to evaluate qualitative factors, including the factors presented in existing guidance that trigger an interim impairment test of goodwill (e.g., a significant adverse change in business climate or an anticipated sale of a reporting unit). The provisions of the guidance became effective for our Company on January 1, 2011. The adoption did not have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance that simplifies the goodwill impairment test. For its annual and interim goodwill impairment test, an entity first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described above. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. Our Company adopted the updated guidance for our annual goodwill impairment test in 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. The new guidance requires more detailed disclosures of the changes in Level 3 instruments and was effective for our Company on January 1, 2011. The adoption did not have a material impact on our Consolidated Financial Statements, as it only required additional disclosures.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality will be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes became effective for our Company on January 1, 2011. The amendment did not have a material impact on our Consolidated Financial Statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 2. EARNINGS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2009	2010	2011
Weighted average number of outstanding shares
Basic	54,524	55,834	54,268
Effect of dilutive securities
Employee share-based compensation	—	3,457	—

Diluted	54,524	59,291	54,268

Options to purchase 5,115 thousand and 1,432 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2009 and 2011, respectively, as the effect would be anti-dilutive.

NOTE 3. VARIABLE-INTEREST ENTITIES

Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”)

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, we operate our Asian online game and service business in the People’s Republic of China (“PRC”) through our VIE, Shanghai JIDI. We have no ownership interest in Shanghai JIDI and rely on a series of contractual arrangements that are intended to give us effective control over Shanghai JIDI. Those contractual arrangements have been duly executed and the share pledge agreements have been registered with local government authority in compliance with PRC legal requirements. We effectively control Shanghai JIDI, and are therefore the primary beneficiary of Shanghai JIDI. Shanghai JIDI was established in December, 2010 and is effectively controlled by us through a series of contractual arrangements. Shanghai JIDI holds an Internet Content Provider (“ICP”) license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI have been included in our consolidated financial statements since January 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The net assets (liabilities), total assets and total liabilities of Shanghai JIDI were approximately $(573) thousand, $341 thousand and $914 thousand, respectively, as of December 31, 2011. For the year ended December 31, 2011, total revenues and net loss of Shanghai JIDI were as follows:

(in US$ thousands)	2011
Total revenues	$29

Net loss	$(2,110)

UIM

Through the date of the sale of 60 percent of the gaming software and service business to BetClic in April 2010, we had a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allowed us to charge UIM a percentage of its gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varied depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were the primary beneficiary of UIM. As a result of such determination, we had incorporated the financial results of UIM into our Consolidated Financial Statements, even though we did not own any of UIM’s equity. In connection with the sale to BetClic, we purchased 100 percent of the ownership in UIM from its shareholders for $400 thousand and adjusted additional paid-in capital and noncontrolling interest by approximately $178 thousand and $(578) thousand, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The net assets (liabilities), total assets and total liabilities of UIM were approximately $(932) thousand, $82.9 million and $83.8 million, respectively, as of December 31, 2009. For the year ended December 31, 2009 and the period from January to March 2010, total revenues and net income (loss) of UIM were as follows:

(in US$ thousands)	2009	2010
Total revenues	$112,694	$25,820

Net (loss) income	$(1,226)	$1,514

T2CN Holding Limited (“T2CN”)

Pursuant to various agreements entered into among Shanghai T2 Entertainment Co., (“T2 Entertainment”), T2 Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and the equity interest owners of T2 Entertainment, until June 30, 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over T2 Entertainment and was considered the primary beneficiary of T2 Entertainment. T2 Entertainment was established to hold the necessary licenses required for the operation of our Asian online game and services business in the PRC. Accordingly, from the date that we consolidated T2CN through July 1, 2010, the date we deconsolidated T2CN (See Note 5, “Deconsolidation”, for additional information), the financial results of T2 Entertainment were included in our Consolidated Financial Statements.

Pursuant to various agreements entered into among Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”), T2 Technology and the equity interest owners of T2 Advertisement, until June 30, 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over T2 Advertisement and was considered the primary beneficiary of T2 Advertisement. T2 Advertisement was established to hold the necessary licenses required for the operation of our Asian online game related advertisement services in the PRC. Accordingly, from the date that we consolidated T2CN through July 1, 2010, the date we deconsolidated T2CN (See Note 5, “Deconsolidation”, for additional information), the financial results of T2 Advertisement were included in our Consolidated Financial Statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

T2 Technology also entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity interest owners of Jinyou. Until June 30, 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over Jinyou and was considered the primary beneficiary of Jinyou. In September 2008, Jinyou acquired an ICP license required for the operation of our Asian online game and services business in the PRC and the agreements entered into by and among T2 Technology, Jinyou and the equity interest owners of Jinyou became effective. Accordingly, the financial results of Jinyou were included in our Consolidated Financial Statements starting from September 2008 through July 1, 2010.

T2 Technology, J-Town Information (Shanghai) Co., Ltd. (“J-Town”), T2 Entertainment, T2 Advertisement and Jinyou are hereby collectively referred to as “T2CN Operating Entities”.

As a result of a dispute that arose in July 2010 with T2CN’s former Chief Executive Officer, we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over T2CN’s financial reporting process. Therefore, we deconsolidated T2CN’s financial results with effect from July 1, 2010. As a result, we also ceased treating T2 Entertainment, T2 Advertisement and Jinyou as our variable-interest entities. (See Note 5, “Deconsolidation”, for additional information.)

The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately $1.6 million, $18.2 million and $16.6 million, respectively, as of December 31, 2009, and $2.5 million, $20.9 million and $18.4 million, respectively, as of July 1, 2010 (the date of deconsolidation). For the year ended December 31, 2009 and the period from January to June 2010, total revenues and net income (loss) in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou recorded in our Consolidated Financial Statements were as follows:

(in US$ thousands)	2009	2010
Total revenues	$18,673	$10,126

Net (loss) income	$(2,990)	$834

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 4. ACQUISITIONS

IAHGames

In July 2010, we began consolidating Infocomm Asia Holdings Pte Ltd. (”IAHGames”), an online game operator, publisher and distributor in Southeast Asia. We acquired IAHGames in order to enhance our position in the online game market in Southeast Asia and strengthen our online entertainment product portfolio. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.

As of December 31, 2010 and 2011, we owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represents a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames. The preferred shares (Class A) are convertible into ordinary shares of IAHGames at a conversion rate of 10 Class A shares for 1 ordinary share. The preferred shares (Class B) are convertible into ordinary shares of IAHGames at a conversion rate of 1 Class B share for 1 ordinary share.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Our acquisitions of IAHGames during the period from 2006 to 2011 are summarized as follows:

Date of acquisition	Amount		Description	Accumulated voting interest at those points in time
December 2006	$5,750	*	Purchased 500,000 convertible voting preferred shares-Class B	32.26%
May 2010	$2,192	**	Purchased 208,881 convertible voting preferred shares-Class B	40.30%
July 2010	$4,500	***	Purchased 6,000,000 convertible voting preferred shares-Class A	57.87%
July 2010	$10,000	****	Subscribed to 500,000 convertible voting preferred shares-Class B and transferred 17,770 convertible voting preferred shares – Class A	80.00%

*	The original investment amount of $10 million was written down to $5.8 million, resulting from an impairment charge of $4.2 million recorded in 2009.
**	We purchased 208,881 Class B preference shares of IAHGames from Bodhi Investment LLC in exchange for 866,373 shares of GigaMedia’s common stock at a market price of US$2.53 on the issuance date.
***	We purchased 3,000,000 Class A preference shares of IAHGames from Infocomm Investments Pte Ltd for an aggregate consideration of US$1.5 million in cash. We also purchased 3,000,000 Class A preference shares of IAHGames from China Interactive Limited for an aggregate consideration of US$3 million in cash.
****	We subscribed to 500,000 Class B preference shares of IAHGames for a consideration of US$10 million in cash. We also transferred 17,770 Class A preference shares of IAHGames to Roland Ong Toon Wah, CEO of IAHGames.

In connection with the step acquisitions through July 2010, we recorded goodwill of approximately $12.2 million. Such goodwill amount is non-deductible for tax purposes. Since July 1, 2010, the results of IAHGames’ operations have been included in our Consolidated Financial Statements under the Asian online game and service business.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The purchase price allocation was based on management’s estimate of the fair value of IAHGames in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

(in US$ thousands)	Amortization life (in years)	Amount
Cash acquired		$9,070
Accounts receivable		5,715
Other current assets		5,129
Equity method investments		20,319
Fixed assets / non-current assets		721
Non-compete contracts	3	387
Favorable lease right	13.5	2,861
Prepaid licensing and royalty fees	1.75 ~ 4	1,010
Goodwill		12,188

Total assets acquired		57,400

Current liabilities		23,304
Noncurrent liabilities		9,145

Total liabilities assumed		32,449

Preferred shares (Class A)		(1,317)
Noncontrolling interest		(1,192)

Total purchase price		$22,442

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the years ended December 31, 2009 and 2010 as if we controlled 80 percent of the total outstanding voting rights of IAHGames and consolidated IAHGames as of the beginning of the periods presented.

(in US$ thousands,
except per share figures)	Year ended December 31
	2009	2010
	Unaudited	Unaudited
Net revenue	$165,883	$69,403
Loss from operations	(41,812)	(50,378)
Net loss	(56,226)	(1,570)
Net (loss) income attributable to GigaMedia	(49,574)	255
Basic (loss) earnings per share attributable to GigaMedia	(0.89)	0.00
Diluted (loss) earnings per share attributable to GigaMedia	(0.89)	0.00

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The unaudited pro-forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a consolidated company during all of 2009 and 2010. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets with definite lives.

Monsoon

We, through IAHGames, made an equity investment in Monsoon Online Pte Ltd (“Monsoon”), an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with a game licensor to distribute selected games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owns 100 percent of the common stock of Monsoon, we decided not to consolidate Monsoon at the time of the acquisition as the game licensor had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and the game licensor entered into an agreement whereby all parties agreed to terminate early Monsoon’s management agreement and other agreements with the game licensor which had granted the licensor the abovementioned substantive participating rights in connection with Monsoon. The agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and therefore we have consolidated Monsoon since that date.

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with the game licensor were fully terminated. The execution and closing of this agreement resulted in the following significant financial statement impacts:

(in US$ thousands)	Amount
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

$2,012

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 5. DECONSOLIDATION

In June 2007, we began consolidating T2CN, an operator and provider of online sports games in the PRC. As of December 31, 2010 and December 13, 2011, we owned 43,633,681 common shares of T2CN, which represented an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN. We disposed of all of our ownership interest in T2CN in December 2011 through sale to a third party.

As a result of a dispute with T2CN’s former Chief Executive Officer arising in July 2010, GigaMedia was prevented from obtaining access to the assets and financial information of the entities held by T2CN. Therefore, we effectively lost control over T2CN’s financial reporting process of that time. In spite of owning 67.09 percent of T2CN’s common stock, we deconsolidated T2CN’s results with effect from July 1, 2010. The following is a breakdown of our retained investment at the date of deconsolidation:

(in US$ thousands)	Amount
Cash	$12,903
Other current assets	1,266
Fixed assets / non-current assets	1,679
Prepaid licensing and royalty	5,339
Intangible assets	1,098

Total assets of T2CN	22,285
Total liabilities of T2CN	(12,331)

Net equity of T2CN	9,954
Noncontrolling interest	(3,276)
Goodwill acquired	17,500
Advances to T2CN Operating Entities	1,405

$25,583

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

In connection with our year-end financial reporting process, we were required to perform an impairment analysis for the Company’s investment in and advances to T2CN Operating Entities as of December 31, 2010. Given we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both the Company’s investment in and its advances to T2CN Operating Entities in order to properly reflect GigaMedia’s financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in 2010 were approximately $22.2 million (after removing the other comprehensive income component of equity related to T2CN from the Company’s balance sheet) and approximately $1.4 million, respectively.

On December 2, 2011, we entered into an agreement with Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) whereby we agreed to sell all of our ownership interest in T2CN to Hornfull Limited, and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of $4.7 million, resulting in a gain of $4.7 million being recorded in 2011. Hornfull Limited also reimbursed us $0.8 million in cash for legal fees incurred by us in connection with the T2CN dispute.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 6. DIVESTITURES

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

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BetClic on April 8, 2010, the date on which our Company ceased to have a controlling financial interest. The remaining 40 percent ownership interest we retained in the gaming software and service business has been accounted for under the equity method accounting starting from April 2010.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Our Company accounted for the deconsolidation of the gaming software and service business at fair value and recognized a gain of $79.1 million measured as the difference between:

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 7. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	Amount
Balance as of January 1, 2009	$87,098
Impairment charge - T2CN	(14,103)
Goodwill included in assets held for sale and retained ownership of gaming software and service business (Note 6)	(29,243)
Translation adjustment	665

Balance as of December 31, 2009	44,417
Acquisition - IAHGames (Note 4)	12,188
Impairment charge - T2CN (Note 5)	(17,500)
Impairment charge - IAHGames (Note 10)	(2,255)
Translation adjustment	2,643

Balance as of December 31, 2010	39,493
Acquisition - OneNet	1,049
Reversal of contingent payment of minimum guarantee under licensing agreement (Note 21)	(5,885)
Impairment charge - IAHGames (Note 10)	(4,048)
Impairment charge - OneNet (Note 10)	(1,049)
Translation adjustment	(1,123)

Balance as of December 31, 2011	$28,437

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 8. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2011
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
Completed technology	$2,497	$2,140	$357
Trade name, trademark and non-competition agreements	11,786	65	11,721
Capitalized software cost	7,525	6,112	1,413
Customer relationships	6,017	4,011	2,006
Other	131	94	37

	$27,956	$12,422	$15,534

	December 31, 2010
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
Completed technology	$2,595	$1,854	$741
Trade name, trademark and non-competition agreements	12,248	40	12,208
Capitalized software cost	6,599	5,388	1,211
Customer relationships	6,255	3,475	2,780
Favorable lease right	2,861	106	2,755
Other	126	52	74

	$30,684	$10,915	$19,769

Intangible assets include trade name assets of approximately $11.7 million which are not amortized. The remaining intangible assets are amortized over their estimated useful lives ranging from 3 to 10 years. The overall weighted-average life of identifiable intangible assets is 6.0 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

For the years ended December 31, 2009, 2010 and 2011, total amortization expense of intangible assets were $5.1 million, $2.7 million and $2.3 million, respectively, which includes amortization of capitalized software costs of $3.9 million, $1.5 million and $962 thousand. As of December 31, 2011, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following five years is as follows:

(In US$ thousands)	Amount
2012	$1,667
2013	1,100
2014	1,031
2015	4
2016	4

$3,806

NOTE 9. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2009	2010	2011
Balance at beginning of year	$20,540	$5,557	$4,214
Additions	5,484	3,987	5,354
Acquisition - IAHGames (Note 4) and OneNet	—	1,010	128
Amortization of licensing and royalty costs	(2,146)	(573)	(1,753)
Deconsolidation - T2CN (Note 5)	—	(5,339)	—
Impairment charges (Note 10)	(18,301)	(870)	(619)
Translation adjustment	(20)	442	(221)

Balance at end of year	$5,557	$4,214	$7,103

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Year Ended December 31, 2011
Assets
Cash equivalents - time deposits	$—	$6,631	$—	$6,631
Marketable securities - current
Equity securities	42,347	—	—	42,347
Marketable securities - noncurrent
Debt securities	—	—	5,454	5,454
Equity securities	—	1,630	—	1,630

	$42,347	$8,261	$5,454	$56,062

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Year Ended December 31, 2010
Assets
Cash equivalents - time deposits	$—	$1,012	$—	$1,012
Marketable securities - current
Open-end fund	—	3,553	—	3,553
Marketable securities - noncurrent
Debt securities	—	—	5,454	5,454
Equity securities	25,553	2,382	—	27,935

	25,553	6,947	5,454	37,954

Liabilities
Other liabilities - other
Warrant derivative	—	—	(665)	(665)

	$25,553	$6,947	$4,789	$37,289

Level 1 and 2 measurements:

Cash equivalents – time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair value of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

In 2009, 2010 and 2011, we recorded unrealized gains of $67 thousand, $21.8 million and $16.2 million, respectively, on marketable securities, which are included in other comprehensive income. In 2009, we recognized an other-than-temporary impairment of $2.9 million related to marketable equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2010 and 2011, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities
	2010	2011
Balance at beginning of year	$14,204	$5,454
Total gains or (losses) (realized/unrealized) included in earnings	(4,500)	—
Purchase	1,500	—
Transfer out of Level 3 *	(5,750)	—

Balance at end of year	$5,454	$5,454

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	None	None

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

*	The investment in IAHGames was transferred out of Level 3 upon our acquisition and consolidation of it as a subsidiary. In July 2010, we reclassified our debt securities held in IAHGames from “Marketable Securities – Noncurrent” upon consolidation when we increased our total controlling financial interest in IAHGames to 80 percent. The investment in IAHGames amounted to $5.8 million which was transferred out from “Marketable Securities – Noncurrent” upon consolidation.

The fair value of the marketable debt securities is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

In 2009, 2010 and 2011, we recognized other-than-temporary impairments of $11.8 million, $4.5 million and $0, respectively, related to marketable debt securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2010 and 2011, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Other liabilities - Warrant Derivative
	2010	2011
Balance at beginning of year	$—	$665
Total (gains) or losses (realized/unrealized) included in earnings	(2,595)	(665)
Purchase	3,260	—

Balance at end of year	$665	$—

The amount of total (gains) or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date.	$(2,595)	$—

IAHGames had warrants outstanding in which the holder may purchase an aggregate of 15 percent of IAHGames’ common stock, on a fully diluted basis, at an exercise price of $3.40 per warrant share subject GigaMedia’s share of loss to certain adjustments in accordance with the warrant agreement. The warrants expired upon the expiration of certain game licenses or in certain circumstances in accordance with the warrant agreement. According to the terms of the warrant agreement, if IAHGames subsequently issued additional shares of its common stock, IAHGames was obligated to issue additional warrants to the warrant holder necessary for the holder to maintain its 15 percent share ownership, regardless of whether such additional shares were issued at, above, or below the market price. Because the provisions gave the warrant holder a level of protection that was not afforded to the other holders of IAHGames’ common stock, and since these provisions were not based on inputs to the fair value of a “fixed-for-fixed” forward or option, the warrants were not considered to be indexed to IAHGames’ common stock. As a result, the warrants were accounted for as a derivative liability instrument. As of December 31, 2010, we valued the warrants at approximately $665 thousand using a valuation model and reported the warrants as a liability under the caption “Other liabilities - Other” in the Consolidated Balance Sheets. The key assumptions and related variables used in the valuation model to determine the fair value of the warrants as of December 31, 2010 included certain unobservable inputs and related variables such as risk free rate, volatility, strike price, and dividend yield. In 2010, we recognized a gain of approximately $2.6 million related to the revaluation of the warrants, which is included in non-operating income (expenses) within “gain on fair value changes of warrant derivative” in the Consolidated Statements of Operations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

As a part of the early termination of the management agreement related to Monsoon (please refer to Note 4, “Acquisition”), all the warrants outstanding were cancelled. As a result, we recognized a gain of $665 thousand upon cancellation of the warrants in 2011.

Financial instruments:

The carrying amounts of our Company’s cash, accounts receivable, restricted cash, accounts payable, and short-term debt approximate fair value due to their short-term maturities. The fair value of amounts due to and from related parties is not practicable to estimate due to the related party nature of the underlying transactions.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees, and goodwill.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2010 and 2011 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2011	Total Impairment Losses
(a) Investments - Cost- and equity-method	$—	$—	$3,200	$3,200	$13,327
(c) Goodwill - Resulting from acquisition of IAH and OneNet	—	—	—	—	5,097
(d) Intangible assets - Capitalized software cost	—	—	—	—	40
(d) Intangible assets - Favorable lease right	—	—	—	—	2,543
(e) Prepaid licensing and royalty	—	—	—	—	619

Total	$—	$—	$3,200	$3,200	$21,626

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2010	Total Impairment Losses
(a) Investments - Equity method	$—	$—	$—	$—	$177
(b) Property, plant and equipment - Information and communication equipment	—	—	—	—	278
(c) Goodwill - Resulting from acquisition of IAH	—	—	9,933	9,933	2,255
(d) Intangible assets - Capitalized software cost	—	—	—	—	1,007
(d) Intangible assets - Non-Compete Contracts	—	—	—	—	323
(e) Prepaid licensing and royalty	—	—	200	200	870
(f) Investment in T2CN	—	—	—	—	22,234

Total	$—	$—	$10,133	$10,133	$27,144

(a) Impairment losses on certain cost method and equity method investments which were determined to be impaired:

In 2010, equity method investments with carrying amounts of $177 thousand were fully written down, resulting in an impairment charge of $177 thousand. In 2011, cost method investments with carrying amounts of $1.4 million were written down to their estimated fair value of $700 thousand, resulting in an impairment charge of $0.7 million, and an equity method investment with a carrying amount of $15.1 million written down to its estimated fair value of $2.5 million, resulting in an impairment charge of $12.6 million. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Cost method and equity method investments are measured at fair value on a nonrecurring basis when declines in fair value are determined to be other-than-temporary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

(b) Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2010, we recorded an impairment loss of $278 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the equipment was related to servers used in certain impaired licensed games or internally developed games within our Asian online game and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model - related assumptions.

(c) Impairment losses on goodwill which was determined to be impaired:

Goodwill from the acquisition of IAHGames with a carrying amount of $12.2 million was written down to its estimated fair value of $9.9 million as of December 31, 2010, and fully written down to $0 as of December 31, 2011, after reversal of a contingent liability recorded in connection with the IAH acquisition for $5.9 million, resulting in an impairment charge of $2.3 million in 2010 and $4.0 million in 2011, respectively, which is included within operating expenses in the Consolidated Statements of Operations. The impairment charges resulted as our estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2010 and 2011, indicating that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of December 31, 2010 and 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Goodwill from the acquisition of OneNet Co., Ltd. (“OneNet”) with a carrying amount of $1.0 million was fully written down to $0 as of December 31, 2011, resulting in an impairment charge of $1.0 million in 2011, which is included within operating expenses in the Consolidated Statements of Operations. The impairment charge resulted as our estimates of future cash flows for OneNet’s business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of OneNet could not be fully recovered as of December 31, 2011.

Goodwill is valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk and other cash flow model related assumptions.

(d) Impairment losses on certain intangible assets which were determined to be impaired:

In 2010 and 2011, capitalized software costs with carrying amounts of $1 million and $40 thousand, respectively, were fully written down, resulting in impairment charges of $1 million and $40 thousand, respectively, included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

In addition, as of December 31, 2010, non-compete contracts resulting from the acquisition of IAHGames with carrying amounts of $323 thousand were fully written down, resulting in an impairment charge of $323 thousand; and as of December 31, 2011, the favorable lease right resulting from the acquisition of IAHGames with a carrying amount of $2.5 million was fully written down, resulting in an impairment charge of $2.5 million. Both of the impairments are included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charges resulted as our estimates of future cash flows related to these non-compete contracts and favorable lease right were reduced to lower than originally expected, which indicated that the carrying amount of these intangible assets could not be recovered as of December 31, 2010 and 2011, respectively.

(e) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2010, prepaid licensing and royalty fees with carrying amounts of $1.1 million were written to their estimated fair values of $200 thousand, resulting in an impairment charge of $870 thousand. In 2011, prepaid licensing and royalty fees with carrying amounts of $619 thousand were fully written down, resulting in an impairment charge of $619 thousand. The impairment charges are included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(f) Impairment loss on T2CN which was determined to be impaired:

In connection with our year-end financial reporting process for 2010, we were required to perform an impairment analysis for the Company’s investment in and advances to the entities held by T2CN as of December 31, 2010. As discussed in more detail in Note 5 “Deconsolidation”, given we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both the Company’s investment and its advances to T2CN Operating Entities in order to properly reflect GigaMedia’s financial position as of December 31, 2010.

NOTE 11. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2010	2011
Cash and savings accounts	$69,977	$57,366
Time deposits	1,012	6,631

	$70,989	$63,997

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 12. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2010	2011
Available-for-sale securities:
Open-end funds	$3,553	$—
Equity securities	—	42,347

	$3,553	$42,347

All of our Company’s marketable securities – current are classified as available-for-sale. As of December 31, 2010 and 2011, the balances of unrealized gains for marketable securities - current were $521 thousand and $38.8 million, respectively. During 2009, 2010 and 2011, realized gains from the disposal of marketable securities - current amounted to $0, $0, and $535 thousand, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 13. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2010	2011
Accounts receivable	$10,348	$9,045
Less: Allowance for doubtful accounts	(842)	(2,594)

	$9,506	$6,451

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The following is a reconciliation of changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2009, 2010 and 2011:

(in US$ thousands)	2009	2010	2011
Balance at beginning of year	$254	$200	$842
Additions: Provision for bad debt expense	158	156	1,820
Less: Write-offs	(216)	(219)	(61)
Acquisition - IAHGames	—	691	—
Translation adjustment	4	14	(7)

Balance at end of year	$200	$842	$2,594

NOTE 14. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2010	2011
Loans receivable - current	$5,761	$5,666
Less: Allowance for loans receivable - current	(5,057)	(5,057)
Deferred income tax assets - current, net (Note 25)	581	759
Other	759	183

	$2,044	$1,551

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2009, 2010 and 2011:

(in US$ thousands)	2009	2010	2011
Balance at beginning of year	$2,640	$3,574	$5,057
Additions: Provision for bad debt expenses	934	1,483	—

Balance at end of year	$3,574	$5,057	$5,057

In 2006, our Company entered into a loan agreement for $214 thousand with a third party with no interest. The outstanding principal balance of this loan was due in November 2009, and is currently past due. We do not expect to collect all principal; therefore, we recognized a full provision for the loan of $214 thousand in 2009.

During the period from September 2008 to April 2009, our Company entered into loan agreements in the aggregate of $0.7 million with a company (included in our available-for-sale investments and equity method investments) with interest rates ranging from 9.7 percent to 10.525 percent per annum. Due to the financial status of this available-for-sale investment, we do not expect to collect all principal and interest. Therefore, we recognized a provision for certain loans and interest receivable in the aggregate of $719 thousand in 2009, and ceased to recognize interest income.

As of the date of our deconsolidation of T2CN in July 2010, we had $1.4 million of loans receivable outstanding. As a result of the ongoing dispute, we do not expect to collect these outstanding loans due from T2CN. Therefore, we recognized a full provision for the loans of $1.4 million in 2010. (See Note 5, “Deconsolidation” for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 15. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2010	2011
Available-for-sale securities
Debt securities	$5,454	$5,454
Equity securities	27,935	1,630

	$33,389	$7,084

Our Company’s marketable securities - noncurrent are invested in convertible preferred shares and publicly-traded common shares and are classified as available-for-sale securities.

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

During 2009, 2010 and 2011, realized gains from the disposal of marketable securities — non-current amounted to $0, $0 and $5.8 million, respectively. The costs for calculating gains on disposal were based on the security’s average cost. In December 2011, our Board of Directors authorized management to dispose of a majority of our equity securities in the first half of 2012. Accordingly, we reclassified those marketable securities as current as of December 31, 2011. (See Note 12 “Marketable Securities – Current”, for additional information.) Pursuant to the authorization, in the first quarter of 2012 we have disposed 16 thousand shares of such marketable securities (valued at $566 thousand as of December 31, 2011) with realized gains of $502 thousand.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 16. INVESTMENTS

Investments consist of the following:

	December 31
(in US$ thousands)	2010	2011
Investments accounted for under the equity method	$65,395	$7,615
Investments accounted for under the cost method	1,379	700

	$66,774	$8,315

The Company’s investments in companies that are accounted for under the equity method of accounting consist of the following: (a) a 40 percent interest in Mangas Everest S.A.S. (“Everest Gaming”), which is engaged in the gaming software and service business (See Note 6 “Divestitures” for additional information); (b) a 30 percent interest in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan; (c) through August 31, 2011, a 100 percent interest in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia; (d) an 18 percent interest in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund that invests in online game businesses and films; and (e) a 23 percent interest in Digiforce Co., Ltd, an online games service provider in Taiwan. The investments in these companies amounted to $65.4 million and $7.6 million as of December 31, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, the Company’s share of the underlying net assets of Everest Gaming exceeded the carrying value of its investment by $12.4 million and $9.3 million, respectively. The excess results from the difference between the fair value we assigned to the 40 percent retained interest in Everest Gaming at the date the business was deconsolidated, compared to 40 percent of the total fair value of Everest Gaming as determined by BetClic, the purchaser of the 60 percent interest.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

From the date of our sale of a 60 percent interest in our online gaming software and service business in 2010 through December 31, 2011, we recognized our share of losses in Everest Gaming under the equity method of accounting which totaled $9.8 million and $49.7 million, respectively, which resulted in a negative investment balance as of December 31, 2011. In accordance with the FASB codification, we charged this negative investment balance against the loan receivable that Everest Gaming has outstanding to us as of December 31, 2011. (See Note 26, “Related Party Transactions”, for additional information.)

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of a controlling financial interest in IAHGames. Although IAHGames owns 100 percent of the common stock of Monsoon, prior to September 2011 we determined that Monsoon was not consolidated by IAHGames due to the substantive participating rights that the game licensor had in Monsoon pursuant to Monsoon’s management agreement. From the date of our acquisition of IAHGames through August 31, 2011, we recognized our share of gains (losses) under the equity method of accounting which totaled $(12.6) million and $230 thousand in 2010 and 2011, respectively, which resulted in a negative investment balance. In accordance with the FASB codification, we charged this negative investment balance against to the loan receivable that Monsoon has outstanding to us as of December 31, 2010 and August 31, 2011. (See Note 26, “Related Party Transactions”, for additional information.)

In September 2011, IAHGames, Monsoon and the game licensor entered a transition agreement to early terminate the previous agreement in which the abovementioned substantive participating rights were granted, effective August 31, 2011, and thus restored IAHGames’ full control in Monsoon. Therefore, starting September 1, 2011, we consolidated Monsoon. (See Note 4, “Acquisition”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Our Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partnership investment under the equity method accounting in accordance with the FASB codification as our interest is not considered to be minor. We have influence over partnership operating and financial policies based on the terms of the partnership agreement.

NOTE 17. SHORT-TERM BORROWINGS

As of December 31, 2010 and 2011, short-term borrowings totaled $12.4 million and $11.8 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 0.85 percent to 5.56 percent for 2010, and from 1.30 percent to 7.54 percent for 2011. The maturity dates ranged from January 2011 to March 2011 as of December 31, 2010, and fell in late January 2012 as of December 31, 2011. As of December 31, 2010 and 2011, the weighted-average interest rate on total short-term borrowings was 1.835 percent and 2.870 percent, respectively.

As of December 31, 2011, the total amount of unused lines of credit available for borrowing under these agreements was approximately $28.0 million.

During the period from January 2012 to March 2012, we repaid certain short-term borrowings totaling $28.2 million, increased short-term borrowings totaling $3.3 million, and renewed short-term borrowing agreements totaling $23.0 million.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $6.3 million and $4.2 million as of December 31, 2010 and 2011, respectively, in which time deposits pledged are recorded as restricted cash totaling $5 million and $3 million as of December 31, 2010 and 2011, respectively.

NOTE 18. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2010	2011
Accrued advertising expenses	$770	$717
Accrued royalties	1,499	1,269
Accrued professional fees	3,676	3,263
Purchase price adjustment accrual to BetClic	2,326	2,326
Other	2,715	3,059

	$10,986	$10,634

NOTE 19. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2010	2011
Deferred revenue	$5,249	$4,319
Income taxes payable	4,980	4,251
Other	1,121	749

	$11,350	$9,319

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2010 and 2011, the accumulated benefit obligation amounted to $246 thousand and $169 thousand, respectively, and the funded status of accrued pension liability (prepaid pension) amounted to $44 thousand and $(68) thousand (recorded in other assets for $239 thousand and accrued pension liabilities for $171 thousand), respectively. The fair value of plan assets amounted to $255 thousand and $263 thousand as of December 31, 2010 and 2011, respectively. The accumulated other comprehensive income amounted to $236 thousand and $308 thousand as of December 31, 2010 and 2011, respectively. The net periodic benefit cost (income) for 2009, 2010 and 2011 amounted to $76 thousand, $12 thousand and $(18) thousand, respectively.

We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on July 1, 2007). Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

We expect to make a contribution of $9 thousand to the Fund in 2012. We do not expect to make any benefit payments through 2020.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $300), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Singapore

In accordance with Singapore regulations, we make contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. We contribute 14.5 percent of the employees’ gross salaries, subject to a cap of SG$4.5 thousand (approximately $3,500). We have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2009, 2010, and 2011 were $1.3 million, $1.0 million, and $896 thousand, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 21. OTHER LIABILITIES – OTHER

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2010	2011
Contingent payment of minimum guarantee under licensing agreement (Note 7)	$5,885	$—
Warrant derivative (Note 10)	665	—
Deferred tax liabilities (Note 25)	1,010	1,006
Other	126	9

	$7,686	$1,015

NOTE 22. SUBSIDIARY PREFERRED SHARES

In connection with our acquisition of a controlling financial interest in IAHGames, we assumed Class A preferred shares, which are owned by the noncontrolling shareholders. As of December 31, 2010 and 2011, these Class A preferred shares were valued at $1.5 million and $1.8 million, respectively, and both represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Class A preferred shares is entitled to cumulative dividends at 10 percent per annum. The preferred shares are redeemable at the holder’s option at any time after the expiration of certain licensed games, and are convertible into ordinary shares at any time. However, pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Class A preferred shares are to be converted to ordinary shares of IAHGames at the acquisition date. The conversion process has not yet been completed.

As the redemption feature on the Class A preferred stock is not solely within the control of IAHGames, the amount has been presented in the mezzanine section of the Consolidated Balance Sheet. Also, since the Class A preferred shares are not currently redeemable and is not probable that they will become redeemable as a result of our acquisition of IAHGames as described above, the subsequent adjustment for accretion is not required. However, the cumulative dividends for these Class A preferred shares of $148 thousand and $321 thousand for the years ended December 31, 2010 and 2011, respectively, are included as a component of “net income (loss) attributable to the noncontrolling interest” in the Consolidated Statement of Operations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 23. EQUITY

In accordance with Singapore law, our Company’s common stock does not have a par value. In addition, we are not required to have a number of authorized common shares to be issued.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2010 and 2011, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of our consolidated accumulated deficit, were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances.

As of December 31, 2010 and 2011, our Company’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $2.5 million and $3.6 million, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

On May 20, 2011, our board of directors approved an $11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to $11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of $6.0 million. All of the shares repurchased under this program were cancelled by the end of 2011.

NOTE 24. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statements of Operations:

(in US$ thousands)	2009	2010	2011
Cost of online game and service revenues	$101	$10	$—
Product development & engineering expenses	59	18	—
Selling and marketing expenses	231	64	62
General and administrative expenses	2,886	2,922	1,122

Pre-tax stock-based compensation expense	3,277	3,014	1,184
Income tax benefit	(382)	(90)	(109)

Total stock-based compensation expense reported in continuing operations	$2,895	$2,924	$1,075

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

There were no significant capitalized stock-based compensation costs at December 31, 2010 and 2011.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2011, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2011, no shares have been issued to employees under the 2009 ESPP.

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2011, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2011.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value

2002 Plan	3,000,000		immediately upon granting	$0.79	—

2004 Plan	7,703,185	*	immediately upon granting to four years	$0.79~$2.55	—

2006 Plan	1,177,333	**	immediately upon granting to four years	$1.25~$16.6	$2.91~$16.01

2007 Plan	2,755,217	***	immediately upon granting to four years	$2.47~$18.17	$2.47~15.35

2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—

2009 Plan	1,500,000		immediately upon granting to four years	$2.47	—

2010 Plan	1,000,000		three years	$1.05	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
**	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.
***	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(b) Options

In 2009, 2010 and 2011, 543,049, 200,500 and 0 options were exercised, and cash received from the exercise of stock options was $1.3 million, $0.2 million and $0 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. There were no stock options granted in 2009. The following table summarizes the assumptions used in the model for options granted during 2010 and 2011:

	2010	2011
Option term (years)	6.48	5.99
Volatility	65%	58.89%~63.03%
Weighted-average volatility	65%	59%
Risk-free interest rate	2.77%	2.14%~2.31%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$1.55	$0.60

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Option transactions during the last three years are summarized as follows:

	2009		2010		2011
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.47	8,287	$2.36	7,689	$2.33	9,780
Options granted	—	—	2.47	2,565	1.06	1,060
Options exercised	2.42	(543)	0.87	(201)	—	—
Options Forfeited /canceled /expired	17.98	(55)	5.66	(273)	2.72	(1,347)

Balance at December 31	$2.36	7,689	$2.33	9,780	$2.13	9,493	$4.62	208

Exercisable at December 31	$1.65	6,420	$2.04	7,190	$2.19	7,754	$3.73	208

Vested and expected to vest at December 31	$2.36	7,689	$2.33	9,780	$2.13	9,493	$4.62	208

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2011 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2011. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2009, 2010, and 2011 were $0.8 million, $0.3 million, and $0 million, respectively.

As of December 31 2011, there was approximately $1.4 million of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.27 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The following table sets forth information about stock options outstanding at December 31, 2011:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	5,201	2.50 years	Under $1	5,201
$1~$10	3,676	7.44 years	$1~$10	1,937
$10~$20	616	5.65 years	$10~$20	616

	9,493			7,754

(c) RSUs

Nonvested RSUs during 2010 and 2011 were as follows:

	2010		2011
	Number of units (in thousands)	Weighted- average grant date fair value	Number of units (in thousands)	Weighted- average grant date fair value
Nonvested at January 1	640	$9.83	390	$10.99
Granted	119	2.68	323	3.01
Vested	(201)	4.88	(80)	2.99
Forfeited	(168)	8.00	(633)	7.92

Nonvested at December 31	390	10.99	—	—

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2009, 2010 and 2011 was $0.6 million, $0.3 million and $1.0 million, respectively. The total fair value of RSUs vested during the years ended December 31, 2009, 2010 and 2011 was $0.9 million, $1.0 million and $0.2 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

As of December 31 2011, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2009, 2010 and 2011.

NOTE 25. INCOME TAXES

Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands)	For the years ended December 31
	2009	2010	2011
U.S. operations	$1,324	$5,678	$(1,444)
Non-U.S. operations	(56,909)	2,990	(70,431)

	$(55,585)	$8,668	$(71,875)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

(in US$ thousands)	For the years ended December 31
	2009	2010	2011
U.S. operations	$557	$4,992	$(616)
Non-U.S. operations	(40)	2,268	371

	$517	$7,260	$(245)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

(in US$ thousands)	For the years ended December 31
	2009	2010	2011
U.S. Federal :
Current	$863	$4,244	$(493)
Deferred	(443)	20	—

	$420	$4,264	$(493)

U.S. State and Local :
Current	$156	$617	$(123)
Deferred	(19)	111	—

	$137	$728	$(123)

Non - U.S. :
Current	$967	$2,032	$77
Deferred	(1,007)	236	294

	$(40)	$2,268	$371

Total income tax provision (benefit)	$517	$7,260	$(245)

A reconciliation of our effective tax rate related to continuing operations to the statutory U.S. federal tax rate is as follows:

	For the years ended December 31
	2009	2010	2011
Federal statutory rate	34.00%	34.00%	34.00%
State and local - net of federal tax benefit	8.14%	6.69%	5.45%

Foreign tax differential	(43.53%)	(88.75%)	(14.58%)

Permanent differences	2.18%	31.58%	(2.75%)

Change in valuation allowance	(1.73%)	52.73%	(21.70%)
Tax effect of earnings for equity method investees and certain subsidiaries	—	42.72%	(0.02%)
Other	0.01%	4.79%	(0.06%)

Effective rate	(0.93%)	83.76%	0.34%

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

In 2010, the primary reason for the increase in the income tax provision and the effective income tax rate was due to the sale of 60 percent of our gaming software and service business. (See Note 6, “Divestiture”, for additional information.) The income tax provision related to the sale of the gaming software and service business was approximately $6.1 million, which represented approximately 70 percent of our income from continuing operations.

The provision (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2009, 2010 and 2011, respectively.

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2010	2011
Net operating loss carryforwards	$4,880	$9,901
Deferred revenue	9	—
Loss on equity method investment	2,813	15,621
Share-based compensation	162	190
Impairment charges	16	97
Pension expense	33	29
Depreciation	52	111
Other	18	66

	7,983	26,015
Less: valuation allowance	(7,402)	(25,256)

Deferred tax assets - net	$581	$759

As of December 31, 2010 and 2011, all of the net deferred tax assets were reported as current and included in other assets on the balance sheet.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2010	2011
Depreciation and amortization	$117	$344
Tax effect on undistributed earnings of equity method investees	1,010	662

Deferred tax liabilities	$1,127	$1,006

As of December 31, 2010 and 2011, $1.1 million and $1.0 million, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2009, 2010 and 2011 are as follows:

(in US$ thousands)	For the years ended December 31,
	2009	2010	2011
Balance at beginning of year	$106	$1,068	$7,402
Subsequent reversal/utilization of valuation allowance	(45)	(12)	(270)
Additions to valuation allowance	1,006	4,583	15,597
Divestitures	—	(874)	—
Acquisitions	—	2,624	2,491
Exchange differences	1	13	36

Balance at end of year	$1,068	$7,402	$25,256

In 2009, the valuation allowance on the deferred tax assets increased by $962 thousand to $1.1 million primarily because we determined that certain subsidiaries and VIE subsidiaries of our online game and service business were not likely to be able to utilize all of the deferred tax assets based on their estimated future taxable income.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

In 2011, the valuation allowance on the deferred tax assets increased by $17.9 million to $25.3 million primarily due to the evaluation of the loss related to our investment in Everest Gaming. We provided a valuation allowance against the deferred tax asset related to our investment loss in Everest Gaming as we believe that the subsequent disposal of this investment will not likely offset the related deferred tax asset based on our estimation of any future disposal gain, as Everest Gaming has had successive losses, and therefore we do not believe that sufficient objective, positive evidence exists to conclude that the realization of the deferred tax asset related to our investment losses in Everest Gaming is more likely than not.

As of December 31, 2011, the Company had net operating loss carryforwards available to offset future income, amounting to $54.3 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

(in US$ thousands)
Jurisdiction	Amount	Expiring year
Singapore	$35,455	indefinite
Hong Kong	8,535	indefinite
China	3,946	2016
Taiwan	2,823	2021
Other	3,550

	$54,309

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2009, 2010 and 2011 are as follows:

(in US$ thousands)	Amount
Balance at January 1, 2009	$—
Increase for prior year tax positions	220
Increase for current year tax positions	460
Exchange differences	22

Balance at December 31, 2009	702
Acquisition of IAHGames	535
Increase for prior year tax positions	194
Increase for current year tax positions	323
Decrease due to settlement	(166)
Exchange differences	79

Balance at December 31, 2010	1,667
Increase for current year tax positions	451
Exchange differences	(39)

Balance at December 31, 2011	$2,079

As of December 31, 2009, 2010 and 2011, there were approximately $0.7 million, $1.7 million and $2.1 million of unrecognized tax benefits that if recognized would affect the effective tax rate.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Interest and penalties related to income tax liabilities are included in income tax expense. In 2009, 2010 and 2011, there were no significant interest and penalties recognized in income tax expense.

Our major tax jurisdictions are located in Taiwan, the PRC, and Singapore. As of December 31, 2011, the income tax filings under tax jurisdictions located in Taiwan have been examined through 2008, but we have filed appeals for the 2006, 2007 and 2008 tax filings. Our Company also files income tax returns in the United States federal and state jurisdictions. The tax authority in the U.S. is currently examining the 2008 and 2009 amended tax filing.

In 2009, 2010 and 2011, our unrecognized tax benefits were related to research and development credits and were also related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. For research and development credits, these unrecognized tax benefits were settled with tax authorities though the 2008 tax filings. For amortization of goodwill and intangible assets resulting from the acquisition of FunTown, the income tax authority has proposed adjustments on the amortization for our 2006, 2007 and 2008 tax filings. We have filed appeals for these amortization adjustments but haven’t received a response from the tax authority.

In 2010 and 2011, our unrecognized tax benefits increased due to the acquisition of IAHGames. These unrecognized tax benefits primarily relate to certain related party transactions.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 26. RELATED-PARTY TRANSACTIONS

In 2010 and 2011, a key manager of Waterland Financial Holdings (“Waterland”) was one of our directors, from whom we had short-term indebtedness to support our current operations. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2010 and 2011 were $1.5 million and $1.7 million, respectively. As of December 31, 2010 and 2011, we did not have any indebtedness owed to Waterland.

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations at interest of 7 percent per annum. In addition, from September to December 2010, we loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the balance of this loan receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon as discussed in more detail in Note 16, “Investments”.

During 2011, our Company entered into loan agreements in the aggregate of $5.2 million with Everest Gaming, with interest rates of 3 percent per annum. As of December 31, 2011, the balance of this loan receivable was nil after being reduced in connection with absorbing additional losses of Everest Gaming (as discussed in more detail in Note 16, “Investments”) and considering the financial status of Everest Gaming, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 27. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2025. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2011:

(in US$ thousands)
Year	Amount
2012	$1,472
2013	1,193
2014	1,146
2015	1,149
2016	481
2017 and after	1,128

$6,569

Rental expense for operating leases amounted to $5.1 million, $3.0 million and $2.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2011.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2012	$559	$100	$659
After 2012	6,300	1,500	7,800

	$6,859	$1,600	$8,459

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 28, “Litigation”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

In January 2010, the IPO Settlement Agreement required that the IPO Securities Litigation Settlement Fund (the “Settlement Fund”) be treated as a Qualified Settlement Fund within the meaning of Treasury Regulation 1.468B-1 and that each transferor of funds to the Settlement Fund provide a statement to the administrators of the Settlement Fund pursuant to Treasury Regulation 1.468B-3(e) by January 31, 2010. Liaison counsel for the issuers has submitted a combined statement on behalf of all such issuers. Six notices of appeal and one petition to appeal the certified class have been filed and all but two of the six have been withdrawn. In October 2010, for the two appeals that were not withdrawn, plaintiffs-appellants filed their opening briefs. The opening briefs challenged the settlement on several grounds, including certification of the classes, the fees, and the expenses awarded to the plaintiffs' counsel. On December 30, 2010, the answering briefs were filed, and on May 17, 2011, the Second Circuit issued a ruling on the two remaining appeals, granting the motion to dismiss one of the appeals, and remanding the other appeal back to the District Court to determine procedural issues relating to standing.

The remaining objector filed an appeal of that decision on September 23, 2011. Plaintiffs moved to dismiss the appeal on October 25, 2011, on the basis of, inter alia, lack of standing. The remaining objector opposed Plaintiffs’ motion on November 3, 2011, and Plaintiffs filed their reply brief on October 14, 2011. This last objector in the IPO Settlement Agreement reached an agreement with the Plaintiffs, and on January 9, 2012, the parties executed a Stipulation of Dismissal, wherein the only pending appeal was withdrawn with prejudice. As a result, the appeals process has now been completed.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

We had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

(b) World Series of Poker Litigation

On or about March 21, 2008, Harrah’s License Company, LLC (now Caesars License Company, LLC, the “CLC”) entered into an agreement with UIM, Global Interactive Services, Inc., and Cambridge Interactive Development Corporation regarding certain promotional rights for the 2008, 2009, and 2010 World Series of Poker events (the “Promotional Agreement”). In May 2009, all rights and obligations of Harrah’s License Company, LLC under the Promotional Agreement were assigned to and assumed by Caesars Interactive Entertainment, Inc. (“CIE”).

UIM filed a complaint against Harrah’s License Company, LLC (now CLC) (“UIM Complaint”), in the United States District Court for the District of Nevada, on or about April 1, 2010 (the “UIM Action”). UIM stated claims against Harrah’s for: 1) breach of the Promotional Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Promotional Agreement and the Promotional Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Promotional Agreement pending the outcome of the litigation, and attorney fees and costs.

Harrah’s Interactive Entertainment, Inc. (now CIE) filed a complaint against UIM and GigaMedia Limited (“Caesars Complaint”) in the United States District Court for the District of Nevada, on or about April 27, 2010 (the “Caesars Action”). Harrah’s Interactive Entertainment, Inc. (now CIE) stated claims against UIM for: 1) breach of the Promotional Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia Limited as a defendant for tortious interference with contractual relations.

UIM filed an amended complaint against Harrah’s License Company, LLC (now CLC) (“UIM Amended Complaint”), in the UIM Action, on or about May 14, 2010. UIM asserted a new claim for fraud in the inducement and abandoning its claim for a preliminary injunction.

Everest Gaming Limited filed a complaint for trademark infringement against Harrah’s Interactive Entertainment, Inc. (now CIE) and Harrah’s License Company, LLC (now CLC) (“Everest Complaint”), in the United States District Court for the District of Nevada, on or about June 11, 2010 (the “Everest Action”).

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

UIM filed an answer to the Caesars Complaint and counterclaims against Harrah’s Interactive Entertainment, Inc. (now CIE) (“UIM Answer and Counterclaim”) in the Caesars Action on or about June 11, 2010.

The UIM Action, the Caesars Action, and the Everest Action (collectively the “Consolidated Action”) were consolidated by order of the Court into one case on or about August 6, 2010.

Harrah’s License Company, LLC (now CLC) filed an answer and affirmative defenses to the UIM Amended Complaint (“CLC Answer”) in the Consolidated Action on or about September 29, 2010. Harrah’s Interactive Entertainment, Inc. (now CIE) filed an answer and affirmative defenses to the UIM Answer and Counterclaim (“CIE Answer”) in the Consolidated Action on or about September 29, 2010. Harrah’s Interactive Entertainment, Inc. (now CIE) filed an answer and affirmative defenses to the Everest Complaint (“CIE Everest Answer”) in the Consolidated Action on or about October 20, 2010.

On December 1, 2010, Mangas Gaming S.A.S. changed its name to BetClic Everest Group. As a result of the name change, BetClic Everest Group bears all rights and obligations formerly held by Mangas Gaming S.A.S. relating to the Actions.

CIE filed an amended complaint against the UIM Parties (“Caesars Amended Complaint”) in the Consolidated Action on or about January 27, 2011. The UIM Parties include Mangas Everest S.A.S., UIM, GigaMedia Limited, Everest Gaming Limited, and BetClic Everest Group.

The UIM Parties filed an answer to Caesars Amended Complaint (“UIM Parties Answer”) in the Consolidated Action on or about February 25, 2011. The UIM Parties filed an amended answer to Caesars Amended Complaint (“UIM Parties Amended Answer”) in the Consolidated Action on or about March 15, 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The Caesars Parties (CIE collectively with CLC) and the UIM Parties entered into a Settlement Agreement and Release on August 12, 2011 whereby the Parties agree to execute and deliver to the United States District Court for the District of Nevada a joint stipulation to dismiss the Consolidated Action with prejudice. The Parties to the Settlement Agreement and Release have also waived all present and future claims, known and unknown, including but not limited to all claims alleged, or that could have been alleged, or that could be alleged, in the Actions or that in any way relate to the Promotional Agreement, and all claims relating to or arising out of any local, state, federal, or foreign statute, ordinance, regulation, order, or common law. The total settlement amount of US$5.75 million, of which GigaMedia was liable for US$2.3 million, has been paid to CIE.

(c) Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN (“Wang Ji”)

Due to the dispute related to our Asian online game and service business in the PRC with Wang Ji, the former head of our Asian online game and service business in the PRC, that arose in July 2010, we had been prevented from obtaining and did not have access to the financial information of the T2CN Operating Entities. While we were not aware that there had been any disruption to the ordinary business operations of the T2CN Operating Entities, no dividends or service fees had been declared or paid to the Company since the dispute began.

We believe that Wang Ji currently had in his possession, among other things, the company seals, financial chops and business registration certificates of the T2CN Operating Entities. We had filed lawsuits against Wang Ji in the courts of the PRC, Hong Kong, Singapore and the British Virgin Islands seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates. The lawsuits asserted a number of claims, including, among others, breach of fiduciary duty and conversion. In these matters, the Company was seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates, and monetary damages.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

On December 2, 2011, GigaMedia China Limited, Hornfull Limited, and Hangzhou NewMargin entered into an agreement whereby GigaMedia China Limited agreed to sell all of its ownership interest in T2CN to Hornfull Limited and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the parties' agreement, GigaMedia China Limited sold all of its 43,633,681 shares of T2CN, representing a 67.087% interest in the company, to Hornfull Limited for a cash payment of US$4,738,588. Hornfull Limited also reimbursed GigaMedia China Limited US$789,765 in cash for legal fees incurred by GigaMedia in connection with the T2CN dispute.

Hornfull Limited and Hangzhou NewMargin are private companies incorporated in the British Virgin Islands and the PRC, respectively.

After extensive deliberation and consultation with its valuation expert, and outside legal counsel, GigaMedia’s board of directors concluded that the sale of GigaMedia’s ownership interest in T2CN to Hornfull Limited was in the best interest of GigaMedia's shareholders.

In connection with the sale of its ownership interest in T2CN, GigaMedia has entered into a settlement agreement to resolve all of its civil legal disputes with the former head of its Asian online game and service business in the PRC and former Chief Executive Officer of T2CN, Wang Ji.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

On December 2, 2011, GigaMedia, GigaMedia China Limited, T2CN, T2 Entertainment, T2 Technology, J-Town, T2CN Information Technology (Beijing) Co., Ltd. (“T2 Beijing”), T2 Advertisement, Jinyou, Pemberley Pte Ltd. (“Pemberley”), Wang Ji, Chiang Hsiang Jen, Lu Ning, and Ji Min entered into a settlement agreement to resolve all civil litigation related to T2CN and its operating entities in the PRC, Singapore, the United States, the British Virgin Islands, and Hong Kong. The settlement agreement does not resolve any criminal proceedings. On December 14, 2011, the settlement agreement was finalized. As a result of the settlement agreement, each civil action has been or will be withdrawn or dismissed.

Several parties, including the parties to the settlement agreement, have also entered into a waiver and mutual release in which all parties waived all present and future claims, known and unknown, in connection with T2CN and T2CN’s operating entities.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 29. SEGMENT INFORMATION

Segment data

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2009, 2010, and 2011:

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2009:
Segment profit or loss:
Net revenue from external customers	$112,694	$46,887	$159,581

Income (loss) from operations	$7,472	$(34,649)	$(27,177)

Share-based compensation	$501	$931	$1,432

Impairment loss on prepaid licensing fees and intangible assets	$212	$22,787	$22,999

Impairment loss on property, plant and equipment	$—	$777	$777

Impairment loss on goodwill	$—	$14,103	$14,103

Interest income	$242	$129	$371

Interest expense	$—	$—	$—

Foreign exchange gain (loss)	$521	$(114)	$407

Loss on equity method investments	$—	$87	$87

Impairment loss on marketable securities and investments	$—	$13,719	$13,719

Depreciation	$2,279	$1,500	$3,779

Amortization, including intangible assets	$2,027	$3,120	$5,147

Income tax expense (benefit)	$871	$(101)	$770

Segment assets:
Equity method investments	$—	$222	$222

Additions to property, plant and equipment	$2,731	$2,929	$5,660

Additions to intangible assets	$5,793	$2,307	$8,100

Additions to goodwill	$—	$—	$—

Total assets	$145,776	$111,354	$257,130

The assets of our gaming software and service business segment are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in the Consolidated Balance Sheet included in our Form 20-F for the year ended December 31, 2010.

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2010:
Segment profit or loss:
Net revenue from external customers	$25,820	$38,862	$64,682

Income (loss) from operations	$78	$(31,554)	$(31,476)

Share-based compensation	$80	$342	$422

Impairment loss on prepaid licensing fees and intangible assets	$—	$2,200	$2,200

Impairment loss on property, plant and equipment	$—	$278	$278

Impairment loss on goodwill	$—	$2,255	$2,255

Impairment loss on deconsolidation of T2CN	$—	$22,234	$22,234

Interest income	$83	$438	$521

Interest expense	$1	$59	$60

Foreign exchange gain (loss)	$(29)	$91	$62

Loss on equity method investments - net	$9,768	$11,002	$20,770

Impairment loss on marketable securities and investments	$—	$4,677	$4,677

Depreciation	$—	$1,556	$1,556

Amortization, including intangible assets	$—	$2,696	$2,696

Income tax expense	$6,445	$1,118	$7,563

Segment assets:
Equity method investments	$44,472	$20,923	$65,395

Additions to property, plant and equipment	$1,209	$1,534	$2,743

Additions to intangible assets	$1,198	$1,114	$2,312

Additions to goodwill	$—	$12,188	$12,188

Total assets	$168,671	$76,679	$245,350

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2011:
Segment profit or loss:
Net revenue from external customers	$—	$34,395	$34,395

Income (loss) from operations	$(204)	$(15,114)	$(15,318)

Share-based compensation	$—	$308	$308

Impairment loss on prepaid licensing fees and intangible assets	$—	$3,202	$3,202

Impairment loss on goodwill	$—	$5,097	$5,097

Interest income	$—	$497	$497

Interest expense	$55	$(50)	$5

Foreign exchange gain (loss)	$6	$(343)	$(337)

Loss (gain) on equity method investments -net	$49,715	$(1,846)	$47,869

Impairment loss on marketable securities and investments	$—	$13,327	$13,327

Depreciation	$—	$1,790	$1,790

Amortization, including intangible assets	$—	$2,251	$2,251

Income tax expense	$(934)	$859	$(75)

Segment assets:
Equity method investments	$—	$7,615	$7,615

Additions to property, plant and equipment	$—	$487	$487

Additions to intangible assets	$—	$1,271	$1,271

Additions to goodwill	$—	$1,049	$1,049

Total assets	$4,757	$126,038	$130,795

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2009	2010	2011
Loss from operations:
Total segments	$(27,177)	$(31,476)	$(15,318)
Adjustment*	(12,884)	(16,220)	(8,794)

Total GigaMedia consolidated	$(40,061)	$(47,696)	$(24,112)

Share-based compensation
Total segments	$1,432	$422	$308
Adjustment*	1,845	2,592	857

Total GigaMedia consolidated	$3,277	$3,014	$1,165

Impairment loss on prepaid licensing fees and intangible assets:
Total segments	$22,999	$2,200	$3,202
Adjustment*	3	—	—

Total GigaMedia consolidated	$23,002	$2,200	$3,202

Impairment loss on property, plant and equipment:
Total segments	$777	$278	$—
Adjustment*	473	—	—

Total GigaMedia consolidated	$1,250	$278	$—

Interest income:
Total segments	$371	$521	$497
Adjustment*	61	435	270

Total GigaMedia consolidated	$432	$956	$767

Interest expense:
Total segments	$—	$60	$5
Adjustment*	390	310	421

Total GigaMedia consolidated	$390	$370	$426

Gain on sales of marketable securities:
Total segments	$—	$—	$—
Adjustments*	—	—	6,299

Total GigaMedia consolidated	$—	$—	$6,299

Foreign exchange gain (loss):
Total segments	$407	$62	$(337)
Adjustments*	(239)	(668)	(89)

Total GigaMedia consolidated	$168	$(606)	$(426)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(in US$ thousands)	2009	2010	2011
Impairment loss on marketable securities and investments:
Total segments	$13,719	$4,677	$13,327
Adjustment*	2,024	—	—

Total GigaMedia consolidated	$15,743	$4,677	$13,327

Depreciation:
Total segments	$3,779	$1,556	$1,790
Adjustments*	579	536	290

Total GigaMedia consolidated	$4,358	$2,092	$2,080

Amortization:
Total segments	$5,147	$2,696	$2,251
Adjustments*	72	83	63

Total GigaMedia consolidated	$5,219	$2,779	$2,314

Income tax expense (benefit):
Total segments	$770	$7,563	$(75)
Adjustments*	(253)	(303)	(170)

Total GigaMedia consolidated	$517	$7,260	$(245)

Additions to property, plant and equipment:
Total segments	$5,660	$2,743	$487
Adjustments**	101	1,041	281

Total GigaMedia consolidated	$5,761	$3,784	$768

Additions to intangible assets:
Total segments	$8,100	$2,312	$1,271
Adjustments**	707	5	3

Total GigaMedia consolidated	$8,807	$2,317	$1,274

Total assets:
Total segments	$257,130	$245,350	$130,795
Adjustment**	3,051	22,239	60,911

Total GigaMedia consolidated	$260,181	$267,589	$191,706

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.
**	Adjustment items include total corporate assets, discontinued operations and eliminations.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2009	2010	2011
Canada	$112,694	$25,820	$—
Taiwan	24,869	19,449	21,214
PRC	18,318	9,885	27
Hong Kong	3,700	4,026	5,061
Singapore	—	3,702	4,150
Malaysia	—	1,603	2,228
Thailand	—	—	1,447
Others	—	197	268

	$159,581	$64,682	$34,395

Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2009	2010	2011
Taiwan	$3,642	$3,130	$2,375
PRC	1,920	921	763
Hong Kong	427	213	107
Singapore	—	902	551
Malaysia	—	20	—
Thailand	—	—	380
Other	—	115	112

	$5,989	$5,301	$4,288

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

NOTE 30. SUBSEQUENT EVENTS

A board meeting of Everest Gaming was held on April 19, 2012 and a €6.4 (US$8.3) million share capital increase was approved. Everest Gaming’s share capital is to be increased from €30,906,760 (US$39,997,674) to €36,724,503 (US$47,526,648) by issuing 5,817,743 Class X shares with a nominal value of €1 each. The total share premium associated with the share capital increase would amount to €582,257 (US$753,522), €0.10 per each new Class X share. The increase of capital is to be fully subscribed by BetClic, the holder of Class X shares, by converting certain receivables it is due from Everest Gaming. The board members agreed to convene an Extraordinary General Meeting on April 30, 2012 to have the share capital increase approved by GigaMedia and BetClic as shareholders of Everest Gaming. Upon the completion of the share capital increase, our shareholding in Everest Gaming will be diluted from 40 percent to 33.66 percent.