Form 20-F
period 2012-12-31
GIGAMEDIA Ltd
filed 2013-04-30
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 000-30540

GIGAMEDIA LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE

(Jurisdiction of incorporation or organization)

8TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI, TAIWAN, R.O.C.

(Address of principal executive offices)

COLLIN HWANG, Chief Executive Officer

8TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI, TAIWAN, R.O.C.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CERTAIN TERMS AND CONVENTIONS

In this annual report, all references to (i) “we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, or where the context refers to any time prior to the incorporation of any of its subsidiaries, the businesses which predecessors of the present subsidiaries were engaged in and which were subsequently assumed by such subsidiaries; (ii) “Shares” are to ordinary shares of our Company; (iii) “Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”); (iv) “FunTown” are to our Asian online game and service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands; (v) “GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a company incorporated under the laws of Taiwan; (vi) “GigaCloud” are to the cloud computing services operated through our subsidiary GigaMedia Cloud; (vii) “IAH” or “IAHGames” are to Infocomm Asia Holdings Pte. Ltd., an online game operator, publisher and distributor in Southeast Asia and incorporated under the laws of the Republic of Singapore; (viii) “Monsoon” are to Monsoon Online Pte. Ltd., a company incorporated under the laws of the Republic of Singapore and wholly owned by IAHGames; (ix) “T2CN” are to T2CN Holding Limited, a company incorporated under the laws of the British Virgin Islands, and the T2CN Operating Entities; (x) “T2CN Operating Entities” are to T2CN Holding Limited’s two wholly owned subsidiaries, T2CN Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and J-Town Information (Shanghai) Co., Ltd. (“J-Town”), and three variable interest entities, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”)); (xi) “Internet access and service business” are to an Internet access and service business that we historically operated through Koos Broadband Telecom Co., Ltd. (“KBT”) and completely disposed of in September 2008; (xii) “UIM” are to Ultra Internet Media S.A., a company incorporated under the laws of Nevis; (xiii) “Everest Gaming” are to Mangas Everest S.A.S, a société par actions simplifiée registered with the Trade and Companies Registry of Paris and organized under the laws of France; (xiv) “BetClic” are to BetClic Everest Group, formerly named as Mangas Gaming S.A.S, a company organized under the laws of France; (xv) “JIDI” are to JIDI Network Technology (Shanghai) Co., Ltd., our wholly owned subsidiary incorporated under the laws of the PRC; and (xvi) “Shanghai JIDI” are to Shanghai JIDI Network Technology Co., Ltd., a company incorporated under the laws of the PRC.

For the purpose of this annual report only, geographical references to “China” and the “PRC” are to the People’s Republic of China and do not include Taiwan, the Hong Kong Special Administrative Region (“Hong Kong”) and the Macau Special Administrative Region (“Macau”). Except if the context otherwise requires, and for the purpose of this annual report only, references to “Greater China” include the PRC, Taiwan, Hong Kong and Macau. References to “South Korea” are to the Republic of Korea.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may consist of or contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our business plan and strategies;

•	our future business development and potential financial condition, results of operations and other projected financial information;

•	our ability to manage current and potential future growth;

•	expected continued acceptance of our revenue model;

•	our plans for strategic partnerships, licenses and alliances;

•	our acquisition and strategic investment strategy, and our ability to successfully integrate any past, current, or future acquisitions into our operations;

•	our ability to protect our intellectual property rights and the security of our customers’ information;

•	the launch of new online games according to our timetable;

•	expected continued acceptance of our online games, including expected growth of the online games industry, and consumer preferences for our products and services;

•	the in-house development of new online games;

•	our plans to license additional games from third parties, and the launch of these new games, including the timing of any such development, licenses or launches, in various geographic markets;

•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;

•	the potential entry of new competitors in any of our business lines;

•	changes in the global regulatory environment relating to the online gaming business;

•	changes or stability in certain regulatory environments relating to GigaCloud’s operations;

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

These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of risk factors and other factors noted throughout this annual report, including those described under Item 3, “Key Information — D. Risk Factors” and those detailed from time to time in other filings with the United States Securities and Exchange Commission (the “SEC”). We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. We undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Given this level of uncertainty, you are advised not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management” in this annual report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Exchange Rates

Assets and liabilities on our balance sheet denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of income (loss) denominated in currencies other than U.S. dollars are translated into U.S. dollars using weighted-average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. For convenience, transactions in 2013 denominated in currencies other than U.S. dollars have been translated into U.S. dollars using the year-end exchange rate for 2012 published by the Bank of Taiwan. We make no representation that any currencies other than U.S. dollars could be converted to U.S. dollars at such rate or any particular rates.

A. Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2011 and 2012 and the selected consolidated statement of income (loss) data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, and the selected consolidated statement of income (loss) data for the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report. The statement of income (loss) for the year ended December 31, 2011 has been restated to reflect the results of JIDI, which our board of directors resolved in June 2012 to liquidate and disposed of, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or shareholders’ equity as previously reported.

For the Years Ended December 31,

(in thousands except for earnings per share amounts)

	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
STATEMENT OF INCOME (LOSS) DATA:
OPERATING REVENUES
Gaming software and service revenues	144,765	112,694	25,820	0	0
Asian online game and service revenues	45,604	46,887	38,862	34,367	27,470

Total operating revenues	190,369	159,581	64,682	34,367	27,470

OPERATING COSTS
Cost of gaming software and service revenues	(22,770)	(20,102)	(4,010)	0	0
Cost of Asian online game and service revenues	(12,404)	(16,785)	(17,103)	(14,413)	(11,388)

Total operating costs	(35,174)	(36,887)	(21,113)	(14,413)	(11,388)

GROSS PROFIT	155,195	122,694	43,569	19,954	16,082

OPERATING EXPENSES
Product development and engineering expenses	(13,455)	(14,195)	(7,301)	(1,956)	(1,471)
Selling and marketing expenses	(74,173)	(79,421)	(21,589)	(10,079)	(8,377)
General and administrative expenses	(25,035)	(29,692)	(31,780)	(18,101)	(13,384)
Bad debt expenses	(2,905)	(1,092)	(1,639)	(1,820)	(169)
Impairment loss on property, plant, and equipment	0	(1,250)	(278)	0	0
Impairment loss on goodwill	0	(14,103)	(2,255)	(5,097)	(12,489)
Impairment loss on intangible assets	(641)	(4,701)	(1,330)	(2,583)	(15)
Impairment loss on prepaid licensing and royalty fees	(883)	(18,301)	(870)	(247)	(702)
Impairment loss on deconsolidation of T2CN	0	0	(22,234)	0	0
Other	0	0	(1,989)	0	(49)

Total operating expenses	(117,092)	(162,755)	(91,265)	(39,883)	(36,656)

Income (loss) from operations	38,103	(40,061)	(47,696)	(19,929)	(20,574)

Income (loss) from continuing operations	35,710	(56,102)	1,408	(67,390)	(13,596)

Income (loss) from discontinued operations	9,435	222	(128)	(4,188)	(2,521)

Net income (loss)	45,145	(55,880)	1,280	(71,578)	(16,117)

Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	(757)	6,795	1,370	366	827

Net income (loss) attributable to GigaMedia	44,388	(49,085)	2,650	(71,212)	(15,290)

Earnings (loss) per share (in dollars):
Basic:
Income (loss) from continuing operations	0.65	(0.90)	0.05	(1.23)	(0.25)
Income (loss) from discontinued operations	0.17	0.00	0.00	(0.08)	(0.05)

Net income (loss)	0.82	(0.90)	0.05	(1.31)	(0.30)

Diluted:
Income (loss) from continuing operations	0.58	(0.90)	0.04	(1.23)	(0.25)
Income (loss) from discontinued operations	0.16	0.00	0.00	(0.08)	(0.05)

Net income (loss)	0.74	(0.90)	0.04	(1.31)	(0.30)

As of December 31,

(US dollars in thousands except for number of issued shares)

	2008	2009	2010	2011	2012
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Total current assets	128,799	104,839	93,088	118,920	85,135
Property, plant and equipment-net	13,468	5,989	5,301	4,288	1,949
Goodwill	87,098	44,417	39,493	28,437	16,934
Intangible assets-net	28,930	18,924	19,769	15,534	15,675
Total assets	316,793	260,181	267,589	191,706	140,394
Net assets	237,076	186,360	216,566	154,862	117,893
Total GigaMedia’s shareholders’ equity	228,456	184,745	217,521	156,072	117,893
Common shares, no par value, and additional paid-in capital	300,021	304,379	309,332	304,672	304,851
Number of issued shares (in thousands)	54,365	54,995	56,263	50,720	50,720
Dividends declared per share (in dollars)	0	0	0	0	0
Earnings (loss) per share from continuing operations
Basic	0.65	(0.90)	0.05	(1.31)	(0.30)
Diluted	0.58	(0.90)	0.04	(1.31)	(0.30)

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

D. Risk Factors

Risks Related to Our Business and Industries

We may not be successful in operating and improving our existing online games to satisfy the changing demands and preferences of players

The level of demand and market acceptance of our existing online games is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, many of which are beyond our control. These factors include:

•	the popularity of existing and new online games operated by us;

•	the introduction of new online games by us or third parties, competing with or replacing our existing online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in our customer demands and preferences;

•	regulatory and other risks associated with our operations in Taiwan and Hong Kong;

•	the availability of other forms of entertainment; and

•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our online games revenue is derived from revenues from our online MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and from two licensed massively multi-player online (“MMO”) games, A.V.A. and Tales Runner. However, there is no assurance that these games will continue to be popular. A decline in the popularity of these games, or in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our games, we must regularly invest in enhancing, improving, expanding or upgrading our games. If we fail to do so, revenues generated from our existing games will likely decline.

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

Due to increased competition among online games operators in Greater China, license fees for online games have increased and most licensors are demanding upfront license fees and guaranteed minimum royalty payments. If any of the new games we license from third parties fails to appeal to players, we may not be able to fully recover upfront and/or minimum royalty licensing costs, which can be significant. As a result, our results of operations and financial condition may be materially and adversely affected.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that as of December 31, 2012, our disclosure controls and procedures were effective in providing reasonable assurance, that information required to be disclosed by us, in the reports that we file or submit under the Exchange Act, was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

In the Company’s 2010 Annual Report on Form 20-F, the Company reported a material weakness, having found there were inadequate controls in place to address risks related to usurpation of established policies, procedures and control systems related to T2CN. As reported in the Company’s 2011 Annual Report on Form 20-F, the Company has undertaken and completed, as appropriate, its testing to validate the effective implementation of certain remedial measures. The Company has also undertaken testing which validates the effective operation of these controls, for a sufficient period of time, to support its conclusion. In reviewing the results from this testing, management has concluded that the material weakness in internal control over financial reporting we previously reported has been remediated as of December 31, 2011.

We have completed our Section 404 assessment under the Sarbanes-Oxley Act and received our auditors’ attestation as of December 31, 2012. The report of our independent registered public accounting firm includes an opinion regarding the effectiveness of our internal control over financial reporting. However, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Our results of operations are subject to significant fluctuations

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. The key factors affecting our businesses include:

•

Asian online game and service business: our ability to retain existing users; attract new users and maintain user satisfaction; the pace of rolling out new games or updating existing games by us or our competitors; the amount and timing of operating costs and capital expenditures relating to our business operations and expansion; seasonal trends in Internet use; price competition in the industry; regulatory and other risks associated from our operations in Taiwan and Hong Kong.

•

Cloud computing business: global economic conditions and general economic conditions of the markets that GigaCloud targets; the availability of the Internet infrastructure; and the technological and other competition from existing and new competitors, our ability to attract new users and maintain user satisfaction; the pace of rolling out new products and services or updating existing offerings by us or our competitors; the amount and timing of operating costs and capital expenditures relating to our business operations and expansion; and regulatory risks associated with our operations in Greater China.

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

We entered into multiple strategic alliances in the past and later recorded related impairment losses on investments and goodwill. We may incur debts in the future upon an acquisition or suffer losses related to impairment of these investments. Any impairment on goodwill and marketable securities and investments in the future may have a negative impact on our financial results. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to explore additional acquisition opportunities in the future. Such examination and exploration efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. We may not be able to complete acquiring or investing transactions that we initiate. Our ability to grow through such acquisitions and investments will depend on many factors, including the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete transactions and our ability to obtain any required governmental approvals.

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

Our business could suffer if we do not successfully manage current growth and potential future growth

We are pursuing a number of growth strategies. Some of these strategies relate to services, products or markets in which we lack experience and expertise. Anticipated expansion of our operations will place a significant strain on our management, operation systems and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures, including those of acquired businesses. We cannot assure you that we will be able to effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We recorded net and operating losses in past years, and we may experience losses in the future

In 2010, 2011 and 2012, we recorded operating losses of US$47.7 million, US$24.1 million and US$7.9 million, as well as net income of $2.7 million, a net loss of $71.2 million, and a net loss of $15.3 million, respectively. Our future profitability will depend to a great extent upon the performance of our Asian online game and service business and the GigaCloud cloud computing business. We cannot assure you that we will not experience operating or net losses in future periods.

Our Asian online game and service business faces intense competition, which may adversely affect our revenues, profitability and planned business expansion

The online games market is highly competitive. Online casual game operators in Greater China are currently our primary competitors. We also compete with massively multi-player online role-playing game (“MMORPG”) operators throughout Greater China. Our major competitors in Taiwan include Gamania Digital Entertainment Co., Ltd. (“Gamania”), Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). Our major competitors in the PRC include Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc. (“Giant”), Changyou.com Limited (“Changyou”), The9 Limited, Shanghai Everstar Online Entertainment Co., Ltd. (“Nineyou”), Tencent Holdings Limited (“Tencent”), Perfect World Co., Ltd. (“Perfect World”), Kingsoft Corporation Limited (“Kingsoft”), Beijing Globalink Computer Technology Co., Ltd.(“Ourgames.com”) and Chinagames.net.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

We expect more online games operating companies to enter the markets where we operate in Greater China, and a wider range of online games to be introduced to these markets, given the relatively low entry barriers to the online games industry and the increasing popularity of Internet-based businesses. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name brand recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness.

As a result of the above, significant competition may reduce the number of our users or the growth rate of our user base, reduce the average number of hours played by our users, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition and results of operations.

Our Asian online game and service business depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks

The development and operation of our online networks are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of physical and cybersecurity by computer viruses, system break-ins or otherwise. An increase in the volume of usage of online services could strain the capacity of the software and hardware employed, which could result in slower response time or system failures. We have a variety of backup servers at our primary site to deal with possible system failures. However, we do not have redundant facilities in the event of an emergency. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations.

While we have implemented industry-standard physical and cybersecurity measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. Our Internet-based services may be interrupted as a result of the accidental or intentional actions of Internet users, our current and former employees or others. A party that is able to circumvent security measures could misappropriate proprietary information, attack our security and network system, and, perhaps, most importantly, cause interruptions in our operations. We have experienced in the past, and may experience in the future, security breaches and attacks. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions. There can be no assurance that any measures implemented will not be circumvented in the future. Furthermore, a successful security breach or attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage.

Our business is also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of our offerings depend on ISPs and our system infrastructure for access to the Internet games and services we offer. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. For example, in February 2007, an earthquake off the coast of Taiwan, and in March 2011 an earthquake off the north-east coast of Japan, damaged several undersea fiber optic cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. We may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent communication over the Internet and could materially adversely affect our business, revenues, results of operations and financial condition.

Any failure to maintain a stable and efficient distribution and payment network could have a material and adverse impact on our Asian online game and service business, financial condition and results of operations

Our Asian online game and service business operation relies heavily on a multi-layer distribution and payment network composed of third-party distributors for our sales to, and collection of payment from, our users. As we do not enter into long-term agreements with any of our distributors, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected.

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

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites

A portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer confidence. In addition, we may face internal fraud, including potential unauthorized usage of customer credit card information by our employees. While we are not aware of any breaches of security on our websites having occurred and we have taken steps to prevent this, including the implementation of payment card industry data security standards, our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract and retain customers.

Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our Asian online game and service business and the cloud computing business, financial condition and results of operations

Our online games and cloud computing software and services may contain undetected programming errors or other defects. These errors or other defects could damage our reputation and subject us to liability. As to online games, parties unrelated to us may develop cheating programs that enable users to acquire superior features for their game characters that they would not have otherwise. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a user. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could disrupt our operations, damage our reputation and detract from the game experience of our users. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations. If such errors, defects and cheating programs occur in software, services and games we operate, our business operations and, in turn, our business and financial condition, could be materially and adversely affected.

Operation of pirate game servers and the expenses incurred in protecting our Asian online game and service business operation against unlawful operations through pirate servers may adversely affect our business

We face challenges from pirate game servers, which are game servers that operate unauthorized copies of our online games and permit users to play those games without purchasing pre-paid game cards from us. The existence of unauthorized servers may attract game players away from our games and may result in decreases in our revenues. Although we have made efforts to detect and shutdown pirate servers in Greater China, we cannot assure you that such efforts will be successful in eliminating these unauthorized servers. In addition, detailed comparisons of software codes and litigation proceedings are often necessary to enforce the intellectual property rights, whether owned by or licensed by us, which sometimes result in substantial costs. The continued illegal operation of any of our existing games by pirate game servers, or the illegal operation of any of our new games by pirate servers, may materially and adversely affect our business, financial condition and results of operations.

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

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are evolving, and therefore, uncertain. In particular, the laws and enforcement procedures of the PRC, Taiwan, and Hong Kong are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. We may have to engage in litigation or other legal proceedings to enforce and protect our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Our future results of operations or the growth of our business may suffer if we are unable to maintain satisfactory relationships with the licensors of our online games

While we are focused on self-development of casual games, we have historically and may in the future source casual games, advanced casual games and MMOs through licensing from developers in various regions where online game development is relatively established. As of the date of this annual report, we have four licensed MMOs in our online game portfolio, including the games we currently offer and the games in the pipeline. We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued operation of our licensed online games and our continued access to new online game licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new online games developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

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

Our results of operations and financial condition are affected by political stability, as well as the occurrence of natural disasters and epidemics

We operate our Asian online game and service business in Greater China. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons which are common in Greater China, can result in disruption to our business or the businesses of our customers.

Our business could be adversely affected by natural disasters and the effects of influenza A virus subtypes, such as H1N1 and H5N1, SARS or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.

We have a limited operating history in providing cloud computing services, which makes it difficult to predict our future operating results

We introduced our first cloud computing services in early April 2013. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We face risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

The success of our cloud computing business is dependent on the growth and public acceptance of our services

Our future success in cloud computing depends on our ability to significantly increase revenues generated from our services. In turn, the success of our cloud computing solutions and services depends, among other things, upon future demand for cloud-based communications systems and services. Because the use of our service requires that the user be a subscriber of an existing broadband Internet service, usually provided through a cable or digital subscriber line, or DSL, connection, slow or limited adoption of broadband Internet service could adversely affect the growth of our subscriber base and revenues. Although the number of broadband subscribers in Greater China has grown significantly over the last five years, cloud-based communications services have not yet been adopted by a majority of prospective business customers. To increase the deployment of broadband Internet services from broadband Internet service providers, telephone companies and cable companies must continue to invest in the deployment of high speed broadband networks to residential and business customers, over which we have no control. In addition, networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be consistently provided. Cloud-based communications equipment and services must achieve a similar level of reliability that users of the public switched telephone network, or PSTN, have come to expect from their telephone service, and the cost and feature benefits of cloud-based communications must be sufficient to cause customers to switch away from traditional telephony service providers. We must devote substantial resources to educate customers and end users about the benefits of cloud-based communications solutions, in general, and our services in particular. Substantial, ongoing interaction with our customers in order to train and assist them with the deployment and use of our services over these networks is sometimes required. If any or all of these factors fail to occur, our business may be adversely affected.

Our cloud computing business depends on continued and unimpeded access to the Internet by us and our users. Internet access providers and Internet backbone providers may be able to block, degrade or charge for access to or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users

Our cloud computing solutions and services depend on the ability of our users to access the Internet, and certain of our products require significant bandwidth to work effectively. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers offer products and services that directly compete with our own offerings, which give them a significant competitive advantage. Some of these providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate our offerings, or by charging increased fees to us or our users to provide our offerings. While others, including some of the largest providers of broadband Internet access services, have committed to not engaging in such behavior, we cannot assure you that they will follow through on their commitments.

Intense competition in the markets in which we compete in cloud computing could prevent us from increasing or sustaining our revenue and increasing or maintaining profitability

The cloud computing and telecommunications industries are highly competitive. We face intense competition from new cloud service providers, traditional telephone companies, wireless companies, cable companies, competitive local exchange carriers, alternative voice communication providers and independent VoIP providers.

Most of our current and potential competitors, particularly incumbent telephone and cable companies, have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. Our competitors may also offer bundled service arrangements offering a more complete product despite the technical merits or advantages of our products. Competition could decrease our prices, reduce our sales, lower our gross profits or decrease our market share.

We also compete against established alternative voice communication providers and face competition from other large, well-capitalized Internet companies that have recently launched or plan to launch cloud-based services. In addition, we compete with independent cloud service providers. Some of these service providers may choose to sacrifice revenue in order to gain market share by offering their services at lower prices or for free. In order to compete with such service providers, we may have to significantly reduce our prices, which would affect our profitability.

We also are subject to the risk that new technologies may be developed that are able to deliver competing voice services at lower prices, better or more conveniently. Future competition from new technologies could have a material adverse effect on our growth and operating results.

Given the significant price competition in the markets for our products, we are at a significant disadvantage compared to many of our competitors, especially those with substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements of new products and technologies by our competitors or us could cause customers to defer purchases of our existing products, which also could have a material adverse effect on our business, financial condition or operating results.

The cloud computing market is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business

Cloud computing solutions and services is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software products and services that provide increasingly higher levels of performance and reliability at lower cost.

Decreasing telecommunications rates and increasing regulatory charges may diminish or eliminate our competitive pricing advantage of our communications offerings, which yield significant savings over traditional phone systems

Decreasing telecommunications rates may diminish or eliminate the competitive pricing advantage of our services, while increased regulation and the imposition of regulatory obligations could require us to either increase the retail price for our services, thus making us less competitive, or absorb such costs, thus decreasing our profit margins. International and domestic telecommunications rates have decreased significantly over the last few years in Greater China, and we anticipate these rates will continue to decline in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers if such pricing differentials diminish or disappear, however, and we will be unable to use such pricing differentials to attract new customers in the future. Continued rate decreases would require us to lower our rates to remain competitive and would reduce or possibly eliminate any gross profit from our services. In addition, we may lose subscribers for our services.

We rely on third-party network service providers to originate and terminate substantially all of our public switched telephone network calls

We leverage the infrastructure of third-party network service providers to provide telephone numbers, PSTN call termination and origination services, and local number portability for our customers rather than deploying our own network throughout Taiwan. This decision has resulted in lower capital and operating costs for our business in the short term but has reduced our operating flexibility and ability to make timely service changes. If any of these network service providers cease operations or otherwise terminate the services that we depend on, the delay in switching our technology to another network service provider, if available, and qualifying this new service could have a material adverse effect on our business, financial condition or operating results.

While we believe that relations with our current service providers are good, and we have contracts in place, there can be no assurance that these service providers will be able or willing to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers. Although we could replace our current providers, if necessary, our ability to provide service to our subscribers could be impacted during this timeframe, and this could have an adverse effect on our business, financial condition or results of operations. The loss of access to, or requirement to change, the telephone numbers we provide to our customers also could have a material adverse effect on our business, financial condition or operating results.

Due to our reliance on these service providers, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our service or another vendor’s products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operating results.

Our physical infrastructure is concentrated in a few facilities and any failure in our physical infrastructure or our inability to handle a growing number of simultaneous calls and other services could lead to significant costs and disruptions and could reduce our revenue, harm our business reputation and have a material adverse effect on our financial results

Our leased network and data centers are subject to various points of failure. Problems with cooling equipment, generators, uninterruptible power supply, routers, switches, or other equipment, whether or not within our control, could result in service interruptions for our customers as well as equipment damage. Because our services do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities. Any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of customer data. Because our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation. Additionally, in connection with the expansion or consolidation of our existing data center facilities from time to time, there is an increased risk that service interruptions may occur as a result of server relocation or other unforeseen construction-related issues.

We expect the volume of simultaneous calls to increase significantly as our subscriber base grows. Our systems may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt and we could lose customers, all of which could have a material adverse effect on our business, financial condition or operating results.

Any future service interruptions could:

•	Cause our customers to seek damages for losses incurred;

•	Require us to replace existing equipment or add redundant facilities;

•	Affect our reputation as a reliable provider of hosting services;

•	Cause existing customers to cancel or elect to not renew their contracts; or

•	Make it more difficult for us to attract new customers.

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our operating results.

Increased energy costs, power outages, and limited availability of electrical resources may adversely affect our operating results

Our data centers are susceptible to increased costs of power and to electrical power outages. Our customer contracts do not contain provisions that would allow us to pass on any increased costs of energy to our customers, which could affect our operating margins. Any increases in the price of our services to recoup these costs could not be implemented until the end of a customer contract term. Further, power requirements at our data centers are increasing as a result of the increasing power demands of today’s servers. Increases in our power costs could impact our operating results and financial condition. Since we rely on third parties to provide our data centers with power sufficient to meet our needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which would harm our operating results and financial condition.

Dependence on network suppliers may adversely affect our operating results

Our success depends in part upon the capacity, reliability, and performance of our network infrastructure, including the capacity leased from our Internet bandwidth suppliers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business. As our customer base grows and their usage of telecommunications capacity increases, we will be required to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business would suffer if our network suppliers increased the prices for their services and we were unable to pass along the increased costs to our customers.

We depend on third-party vendors for mobile phones, IP phones, and video cameras, and any delay or interruption in manufacturing by these vendors would result in delayed or reduced shipments to our customers and may harm our business

We rely on third-party vendors for mobile phones, IP phones, and video cameras to utilize our services. We currently do not have long-term supply contracts with any of these vendors. As a result, most of these third-party vendors are not obligated to provide products or perform services to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. The inability of these third-party vendors to deliver IP phones of acceptable quality and in a timely manner, particularly the sole source vendors, could adversely affect our operating results or cause them to fluctuate more than anticipated. Additionally, some of our products may require specialized or high-performance component parts that may not be available in quantities or in time frames that meet our requirements.

Potential infringement on third-party intellectual property rights could disrupt our business

There has been substantial litigation in the communications, VoIP services, semiconductor, electronics, and related industries regarding intellectual property rights and, from time to time, third parties may claim infringement by us of their intellectual property rights. Our broad range of current technology, including IP telephony systems, digital and analog circuits, software, and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights.

Certain technologies necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that certain technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products and services incorporating such technology. If we were found to be infringing on the intellectual property rights of any third party in lawsuits or other claims and proceedings that may be asserted against us in the future, we could be subject to liabilities for such infringement, which could be material. We could also be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we may receive in the future, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. There can be no assurance that we will prevail in these discussions and actions or that other actions alleging infringement by us of third-party patents will not be asserted or prosecuted against us. Furthermore, lawsuits like these may require significant time and expense to defend, may divert management’s attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are evolving, and therefore, uncertain. In particular, the laws and enforcement procedures of Taiwan and Hong Kong generally do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States. We may have to engage in litigation or other legal proceedings to enforce and protect our intellectual property rights, which could result in substantial costs and diversion of our resources, and may have a material adverse effect on our business, financial condition and results of operations.

Our ability to offer services outside Taiwan is subject to different local regulatory environments, which may be unknown, complicated and uncertain

Regulatory treatment of cloud computing solutions and services outside Taiwan varies from country to country and often the applicable laws are unclear. We plan to distribute our products and services directly to consumers and through resellers that may be subject to telecommunications regulations in their home countries. Any failure by us or our customers and resellers to comply with these laws and regulations could reduce our revenue and profitability. Some countries may require us to register as a telecommunications provider based on our relationship with local resellers and may subject us to fines or penalties should we fail to do so. In addition, some countries are considering subjecting cloud-based communications services to the regulations applied to traditional telephone companies. Regulatory developments such as these could have a material adverse effect on the use of our services in international locations.

The rates we pay to underlying telecommunications carriers may increase which may reduce our profitability and increase the retail price of our service

New rules in Taiwan may impact charges that regulated telecommunications carriers assess each other for originating and terminating traffic. It is possible that new rules will subject cloud-based communications traffic to increased charges. Should this occur, the rates that we pay to our underlying carriers may increase which may reduce our profitability and may also increase the retail price of our service, making our service less competitive with other providers of similar calling services.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services

A fundamental requirement for operating an Internet-based, international communications service and electronically billing our customers is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and certain jurisdictions may enact their own rules with which we may not comply. We rely on third-party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

We may experience losses due to subscriber fraud and theft of service

Subscribers may in the future obtain access to our service without paying for monthly service and international toll calls by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, such losses from unauthorized credit card transactions and theft of service have not occurred. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

A high rate of customer terminations would negatively affect our business by reducing our revenue or requiring us to spend more money to grow our customer base

We could experience a high customer termation, or churn, rate in the future if customers are not satisfied with our service. Other factors, including increased competition from VoIP providers, alternative technologies, and adverse business conditions may also influence our churn rate.

Because of churn, we have to acquire new customers on an ongoing basis just to maintain our existing level of customers and revenues. As a result, marketing expenditures are an ongoing requirement of our business. If our churn rate is high and increases, we will have to acquire even more new customers in order to maintain our existing revenues. We incur significant costs to acquire new customers, and those costs are an important factor in determining our net profitability. Therefore, if we are unsuccessful in retaining customers or are required to spend significant amounts to acquire new customers beyond those budgeted, our revenue could decrease and our net income could decrease.

We need to retain key personnel to support our products and ongoing operations

The development and marketing of our cloud-based communications and services will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees is bound by employment agreements for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our services which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

We have outstanding receivables from the disposal of Infocomm Asia Holdings Pte. Ltd. and Spring Asia Limited

On July 2, 2012 GigaMedia Asia Pacific Limited (“GigaMedia Asia”), IAH, Management Capital International Limited (“MCIL”), and Roland Ong Toon Wah (“ROTW”) entered into a series of agreements whereby GigaMedia Asia agreed to sell to MCIL 1,463,930 Class A shares of IAH (representing 6.48% of the issued and outstanding shares of IAH), 1,208,881 Class B shares of IAH (representing 53.52% issued and outstanding shares) (the “IAH Share Purchase Agreement”), and to IAH 100% of the shares in Spring Asia Limited (“Spring Asia”) held by GigaMedia through IAH (the “Spring Asia Share Purchase Agreement”). The total purchase price was US$3 million for the Spring Asia shares, and US$1.00 for the IAH shares, excluding taxes. All consideration for the Spring Asia shares was to be paid in four equal installments of US$750,000 over a nine-month period. The parties also executed other ancillary agreements on the same date, including a Shareholders Agreement (among MCIL, GigaMedia Asia, ROTW and IAH, the “IAH Shareholders Agreement”), a Share Charge Agreement (between IAH and GigaMedia Asia), and an Escrow Agreement (among IAH, GigaMedia Asia and Trident Trust Company (Singapore) Pte. Limited). As of April 12, 2013, IAH had defaulted on its second, third, and fourth payments in the total amount of US$2.25 million. We have provided sufficient notice and proper instructions to the escrow agent for us to re-possess Spring Asia shares proportionate to IAH’s defaults.

We entered into a Settlement Agreement, dated April 17, 2013, with IAH, MCIL, Spring Asia and ROTW (the “IAH Settlement Agreement”), whereby IAH and/or ROTW agreed to pay us the outstanding Spring Asia purchase price of US$2.25 million, plus interest of US$8,390, within 15 days after the date of the IAH Settlement Agreement. Upon full payment of the purchase price and interest by IAH and/or ROTW, GigaMedia Asia will release and transfer the Spring Asia shares repossessed by GigaMedia Asia to IAH and/or ROTW.

Additionally, under the IAH Settlement Agreement, MCIL exercised its call option pursuant to the IAH Share Purchase Agreement to purchase all of the remaining 451,830 IAH shares held by us at a purchase price of US$1 million. The entire US$1 million purchase price is due on May 2, 2013.

Risks Related to Doing Business in Greater China

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

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC

Our principal executive offices and a significant portion of our assets are located in Taiwan and a major portion of our revenues of Asian online game and service business are derived from our operations in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our Asian online game and service and GigaCloud businesses.

Risks Related to Ownership of our Shares

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2012, the closing prices of our Shares on the Nasdaq Stock Market have ranged from US$0.81 to US$1.48 per share, and the closing price on March 29, 2013 was US$1.05. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Our Shares are listed on the Nasdaq Global Market and if we fail to meet the standards for continued listing of our Shares on Nasdaq, the Shares could be delisted from the Nasdaq Stock Market

Our Shares are listed on the Nasdaq Global Market. The Nasdaq Global Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a US$1.00 minimum bid price per share. The trading prices for our Shares in the year 2012 were around the US$1.00 range and traded below US$1.00 several times. As of March 29, 2012, the closing price for our Shares was US$1.05.

There can be no assurance that we will continue to meet all of the requirements for continued Nasdaq listing. If we fail to comply with the minimum bid price requirement, our Shares could be delisted from Nasdaq, which could have a material adverse effect on our stock prices and our standing with current and future investors.

We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests

As of March 29, 2013, a member of the Koo family beneficially owned approximately 21.29 percent of our outstanding Shares. Accordingly, a member of the Koo family has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and the power to prevent or cause a change in control. The interests of such member of the Koo family may differ from or conflict with your interests.

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

In the past, we disposed of our online gambling business and made several significant investments in online game developers and operators. As a result of these transactions, we have a significant amount of cash and securities. See Item 4, “Information on the Company — B. Business Overview — Gaming Software and Service Business” for additional information. Consequently, there is a risk that we could be deemed to be an investment company because our investment securities may be deemed to comprise more than 40% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis pending investment of disposal proceeds into our businesses.

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2012, the first quarter of 2013 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to Shares

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2012, and we will likely be a PFIC for our current taxable year ending December 31, 2013, unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. A non-United States corporation, such as us, will be classified as a PFIC for any taxable year in which 75 percent or more if its gross income consists of certain types of “passive” income or 50 percent or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

If we were to be classified as a PFIC in any taxable year during which a U.S. person (as defined in “E. Taxation — U.S. Tax Considerations — Passive Foreign Investment Company”) holds our Shares, such U.S. person may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Shares and on the receipt of distributions on the Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. person will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Person’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. person, who acquires our Shares during the current taxable year ending 2013 or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares. For more information, see the section entitled “E. Taxation — U.S. Tax Considerations — Passive Foreign Investment Company”.

Fluctuations in the exchange rates between the U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability

The operations of our Asian online game and service business are conducted in NT dollars and Hong Kong dollars. Accordingly, fluctuations in the exchange rates could have a positive or negative effect on our reported results. Generally, an appreciation of NT dollars or Hong Kong dollars against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of NT dollars, Hong Kong dollars, or Singapore dollars against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, results of operations and financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of Our Company

Our business was founded as Hoshin GigaMedia in October 1998 and we began offering broadband Internet access and services in Taiwan. For the purpose of a public equity offering, GigaMedia Limited was incorporated in Singapore in September 1999 as a company limited by shares. We acquired 99.99 percent of equity interest in Hoshin GigaMedia in November 1999 and the remaining 0.01 percent in October 2002.

In February 2000, we completed the initial public offering of our Shares. Our Shares are traded on the NASDAQ Stock Market under the symbol GIGM.

In January 2006, with a view to developing a diversified portfolio of growth businesses, we acquired FunTown, an Asian online game and service business operated in Taiwan and Hong Kong. In 2012, we began internal development of GigaCloud, a cloud computing software business focused on serving SMEs in Greater China. GigaCloud completed development of its first bundle of software and services in March 2013 and began commercial operations in April 2013.

As part of plans to turn around the Company’s financial performance, in 2012 we began implementation of a disposal and asset optimization program targeting non-strategic investments and underperforming assets. In the second quarter of 2012, we closed our loss-making online game operations in Shanghai, and initiated the disposal of underperforming online game operations in Singapore. In the second quarter of 2013, we expect to complete the disposal of our Singapore operations and continued to dispose of non-strategic game studio holdings. We also completed the sale of our remaining 33.66 percent interest in the underperforming legacy online gambling operations of Everest Gaming in 2012.

Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012”.

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares which have occurred during the last and current financial year.

Our Singapore company registration number is 199905474H. Our principal executive offices are located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei, Taiwan, and our telephone number is 886-2-2656-8000. Our website address is: http://www.gigamedia.com . Our agent in the U.S. is Computershare Limited and its office address is located at 480 Washington Blvd. Jersey City, the United States.

B. Business Overview

We are a diversified growth business with online game operations in Taiwan, Hong Kong and Macau and a cloud computing software and services business based in Taipei.

We own 100 percent of and operate FunTown, a leading online game portal in Taiwan and Hong Kong. FunTown is focused on the high-growth mobile and browser-based casual games market in Asia.

We also own 100 percent of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for SMEs in Greater China.

Online Games Business

Overview

FunTown is focused on the high-growth mobile and browser-based casual games market in Asia. FunTown has a strong track record of developing and monetizing PC-based casual games, including by revenues one of the largest MahJong offerings in Taiwan, and we plan to leverage that as we restructure the business and extend our offerings to mobile and browser-based games in select areas and geographies going forward.

Most of our games are operated or expected to be operated under the item-billing revenue model (“Item-Billing”). Under the Item-Billing model, users are able to access the basic functions of a casual online game for free. Players may choose to purchase in-game value-added services as well as in-game virtual items and premium features to enhance the game experience. These services and items allow players to utilize more functions, improve performance and skills, and personalize the appearance of a game character. Game points are consumed as users purchase value-added services and in-game items.

We have experienced seasonality in the form of slower sales of FunTown’s online game and service business in the second and third quarters, during which people tend to spend less time indoors and online as daylight hours increase and the weather conditions improve. Typically, our first and fourth quarters have been our strongest revenue periods.

To complement our offerings and strengthen their appeal, we focus on building community-based online platforms that cater to different social networking needs of our users and provide various channels to facilitate communications among them.

We intend to continue to seek growth and enhance our market position in the online games industry by increasing focus on mobile and browser-based social casino games and expect to drive growth both organically and via mergers and acquisitions.

Our Games

Our portfolio of online games includes predominantly PC-based, non-cash gambling or casino casual games, including MahJong and various card and table games. FunTown’s offers over 30 PC-based non-cash gambling or casino casual games and two MMOs. We have also launched an MahJong game application which uses a browser or web-based technology with no download required.

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

Our PC-based MahJong offering faced strong competition in 2012 from the growth of mobile and browser-based online games, driven by the popularity of social networks and high mobile device usage in our markets. We responded by launching in February 2013 our MahJong game application which uses a web or browser-based technology with no download required. This simplified user sign-in procedures and enabled tighter integration with social networking platforms by allowing users to log into our game directly via their accounts at the social networking platform. We also launched our MahJong product on the iPad platform in May 2012.

We organize offline events from time to time with a view to attract more players and enhance our leading position in the online MahJong market.

Non-cash Gambling or Casino Casual Games

Through our FunTown-branded platform, we offer various non-cash gambling or casino casual games. These online games are Internet-based and developed through computer simulation and adaptation of non-computer games, which are traditionally played offline. The FunTown platform targets players from different regions, particularly Taiwan and Hong Kong.

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

MMOs

In Taiwan and Hong Kong, we offer two MMOs through FunTown. In June 2006, we launched the MMO Tales Runner. Tales Runner is a multi-player obstacle running game in which players compete by running, jumping, dashing and using items. Since the launch, Tales Runner has become one of the most popular online sports games in Hong Kong. In November 2010, we commercially launched in Taiwan, Hong Kong and Macau the MMO game Alliance of Valiant Arms, an online first person shooting game which provides large-scale and team-based combat.

Players download and install client software from our websites, except for browser-based games, where players can play directly from a web browser. Our MMOs are offered free-of-charge to all players. In order to enhance their online game playing experience, players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

In October 2010, we acquired a non-controlling interest in XLGames, an online game developer in Korea, through an investment in XLGames. As a result of the transaction, we received certain strategic rights, including exclusive rights to operate the MMO game ArchAge in Taiwan, Hong Kong, and Macau. XLGames launched the game in Korea in January 2013. As of March 31, 2013, GigaMedia has not scheduled the launch of ArchAge in its markets.

Game Sources

In-house development of Non-cash Gambling or Casino Casual Games

We develop the gambling or casino games offered on FunTown’s game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration into our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our Web-based social games development capabilities. As of March 31, 2013, we have an in-house development team comprised of approximately 66 software and design engineers.

Sources of MMOs

Our focus is on casual games. However, historically we have sourced MMOs through licensing from developers in various regions where online game development is well established. We monitor each of the United States, South Korean, the PRC, Japanese, Southeast Asia and European markets and maintain communications with a number of leading game development studios to identify and source new online games.

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

Based on the results of our evaluation, we may at times enter into a license agreement to operate select games. The cost of licensing games from developers generally consists of an upfront licensing fee, which we normally pay in several installments, and ongoing licensing fees, or royalties, which are equal to a percentage of revenues generated from operation of the game. We may also have to provide certain minimum guarantees in royalties to developers.

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

Following the commercial launch of a game, we regularly implement improvements and upgrades to our games.

Fun Town Platform and Services

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

Advertisements and Offline Promotions

We advertise our brand names and our games across a variety of media, including newspapers, the Internet, television and radio, as well as in university campus advertisements and outdoor advertisements. From time to time we distribute game-related posters, promotional prepaid cards for new users and souvenirs at trade shows, selected Internet cafés and other locations. We have contracted with various Internet café unions directly or via agents to promote our games in Internet cafés. We also conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our users.

Magazines

In addition to advertising certain games in various magazines, we also collaborate with certain entertainment magazines for various promotions, including giving away copies of certain games free of charge with each magazine sold.

New Media Promotion

In addition to advertising certain games in conventional channels described above, we also collaborate with certain new media channels, for example, with micro-blogging services provided with websites and search engine services.

Direct Marketing

We use telemarketing and e-mail correspondence to inform our users of new games, promotions and other game-related services.

Our Distribution and Payment Channels

We sell game points for our online games through various channels. Our distribution and payment channels include:

Offline Physical Distribution Channels

Physical distribution channels include convenience chain stores, gaming and related retail stores, supermarkets and Internet cafés. At these locations, users may purchase pre-paid game cards with varying amounts of game points. Alternatively, users may purchase game packs to play specific games on FunTown.

Internet-Based Distribution Channels

Internet-based distribution channels consist of various websites, including the official website of FunTown. Users may purchase game points through these websites with their credit cards or computer-based payment processing terminals.

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

Our Operation Architecture

We have a scalable and modular operation architecture that enables us to support and expand our game offerings and services. The architecture consists of several key subsystems, including game services, central user database, billing and payment, online customer service, game telemetry and monitoring. FunTown, has its own unified user account system, which allows players to use a single account to access all FunTown games. Our billing and game management system supports various billing models and deposit options, and is sufficiently flexible to accommodate in-house developed games and licensed games. Our customer service system enables us to assist our players inside and outside the games. Our game telemetry and monitoring system allows us to track our concurrent online users in real time and effectively identify and fix technical problems in our server network.

Technology Infrastructure

Due to the real-time interaction among thousands of users, the stable operation of our online games requires a significant number of servers and a significant amount of connectivity bandwidth. We have developed an extensive technology infrastructure that supports the operation of our online games.

We seek to adapt our infrastructure promptly in response to changing circumstances. This includes operating our games on servers in Macau, Hong Kong, and in the future the PRC.

Our Players

In Taiwan and Hong Kong, as of March 31, 2013, we had an aggregate of about 12 million unique registered players of our online games, more than 70 percent of which were located in Taiwan. In the month of December 2012, we recorded over 288 thousand paying players and approximately 40 thousand peak concurrent users.

Competition

Our primary competitors in the Asian online game and service business are online game operators based in Taiwan and the PRC. Our major competitors in Taiwan include Gamania, Soft-World, IGS, UserJoy and GodGame. Our major competitors in the PRC include Shanda, Giant, Changyou, The9 Limited, Nineyou, Tencent, Perfect World, Kingsoft, Ourgames.com and Chinagames.net.

In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or other online entertainment.

We expect more online games operating companies to enter into the markets where we operate, and a wider range of online games to be introduced to the these market given the relatively low entry barriers to entry in the online games industry. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness.

Cloud Computing Business

Overview

Our newly launched cloud computing business, GigaCloud, is a provider of cloud computing solutions and related services. The business was founded on the concept of delivering via the Internet, or “cloud,” integrated tools and services designed to help small-to-medium enterprises (“SMEs”) in Greater China effectively manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable services and tools to manage critical business functions that enable them to optimize their financial and human capital resources.

GigaCloud’s mission is to simplify and improve the way SMEs acquire, deploy and manage their hardware, software, security and data management technology needs. GigaCloud’s offerings enable firms to either avoid deployment of a full-scale onsite IT infrastructure or replace an existing company’s internal IT infrastructure with an externally managed and hosted IT function. This ‘virtualization” of SMEs can eliminate excess costs and enhance return on investment, promoting the development of boutique businesses that might otherwise find it challenging to compete and grow.

Our initial offerings may be organized into two main product groups:

a.	Communication-oriented services, including hosted private branch exchange (PBX) telephone systems that create private telephone networks within an enterprise, and hosted Internet fax service enabling faxes to be sent via smart devices; and

b.	Value-added services, including hosted video camera surveillance systems that enable users to view video via smart devices, hosted cloud storage, and other related services.

Our products are intuitive and easy to use, can be deployed rapidly, customized easily and integrated with other platforms and enterprise applications. We deliver our solutions as a service via all the major Internet browsers and on most major mobile device operating systems.

Industry Information

The Market is Large

According to a survey completed in 2011 by Taiwan’s Ministry of Economic Affairs, Taiwan’s SME market size was estimated at approximately 1.24 million enterprises.

Changes in the Business Environment, User Expectations, and Technology are Driving Change

We believe that the convergence of cloud, social, and mobile technologies is transforming how companies connect with their customers, employees, partners and products; as businesses look to operate their IT systems in a more cloud-like manner, they will seek to spend less time and effort on developing underlying infrastructure and focus more on re-imagining, re-platforming, and virtualizing their businesses. Our strategy of cloud infrastructure, application platform capabilities for new and renewed applications, and client management capabilities for the post-PC era will provide customers an extended suite of software to address the integration, automation, management, and development capabilities they need.

Strategic Partnerships

To address the market opportunity, we have formed strategic partnerships with a broad group of hardware, software and cloud computing service vendors to cooperatively advance virtualization technology for SMEs through joint marketing, product interoperability, collaboration and co-development. These partners include Taiwan’s telecom leader Far EasTone, global computer hardware and electronics leader Asus, and leading PDF document solutions provider Foxit Corporation. We create opportunity for partners by enabling them to build products that utilize our SME virtualization technology and create differentiated value through joint solutions. The endorsement and support of our partners further enhances the awareness, reputation and adoption of our virtualization solutions.

We have also developed a multi-channel distribution model to expand our presence and reach various segments of the market. Our distribution partners include Atos SE and Chailease Holding Co Ltd. Based in France, Atos is an international IT services and consulting company. Atos provides consulting and technology services, as well as managed services and systems, to a global client base. Taiwan-based Chailease Holding Co Ltd. is Taiwan’s number one leasing company with approximately 42 percent market share in the business leasing market. The firm has a wide product offering, including financial services, leasing, and installment sales and serves approximately 15,000 SMEs in Greater China. Management believes GigaCloud will benefit from the distribution capabilities and large customer bases of these partners.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and Taiwan as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We have patents, copyrights and trademarks in certain jurisdictions and may apply for further trademark and copyright registrations and additional patents, which may provide such protection in relevant jurisdictions. However, there is no assurance that this will be sufficient to fully protect our proprietary technology. In addition, our technologies may not be able to withstand any third-party claims or rights against their use.

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

Listing and Offering

Under NASDAQ Rule 5210(c), as amended (“Rule 5210(c)”), all securities listed on NASDAQ must be eligible for a direct registration program, or DRS, operated by a registered clearing agency, unless the foreign private issuer is prohibited from complying by a law or regulation in its home country. In order to fulfill the direct registration program eligibility requirements, we are required to, among other provisions, amend our constitutional documents to allow for the issue of non-certificated securities.

Our Company is incorporated under the laws of the Republic of Singapore and is subject to the provisions of the Companies Act (Cap.50) of Singapore (the “Companies Act”). Under the Companies Act, Singapore-incorporated companies are required to issue physical share certificates to registered shareholders as prima facie evidence of a registered shareholder’s title to the Shares and there are no exceptions to or exemptions from this requirement that would enable us to amend our constitutional documents to allow for the issue of non-certificated shares. Therefore, we are not able to comply with the DRS eligibility provisions of Rule 5210(c).

Under the DRS eligibility provisions, as a foreign private issuer, we are allowed to follow our home country practice in lieu of the requirements set out in Rule 5210(c), subject to certain exceptions. We will be relying on this for an exemption from the DRS eligibility requirements under Rule 5210(c). We have informed the NASDAQ Stock Market about our election to comply with the laws of Singapore in lieu of the DRS eligibility provisions of Rule 5210(c).

C. Organizational Structure

We were incorporated in Singapore as a company limited by shares on September 13, 1999. As of the date of this annual report, our principal operating subsidiaries include Hoshin GigaMedia, FunTown World Limited, and GigaMedia Cloud. Hoshin GigaMedia, our wholly owned subsidiary incorporated in Taiwan, operates our Asian online game and service business in Taiwan. FunTown World Limited, our wholly owned subsidiary incorporated in the British Virgin Islands, operates our Asian online game and service business in Hong Kong and Macau. GigaMedia Cloud, our wholly owned subsidiary incorporated in Taiwan, operates our GigaCloud services in Taiwan.

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

Entity	Year of Incorporation	Place of Incorporation	Our Percentage Holding	Principal Activities
Held by our Company
GigaMedia International Holdings Limited	2004	British Virgin Islands	100%	Holding company
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	2009	Cayman Islands	100%	Holding company
Cambridge Entertainment Software Limited	2004	British Virgin Islands	100%	Holding company
GigaMedia (HK) Limited	2004	Hong Kong	100%	Holding company

Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	2005	British Virgin Islands	100%	Holding company
GigaMedia Asia Pacific Limited	2005	British Virgin Islands	100%	Holding company

GigaMedia Capital Limited	2007	British Virgin Islands	100%	Holding company
Dragon Mark Holdings Limited	2009	British Virgin Islands	100%	Holding company
Premier Vantage Holdings Limited	2009	British Virgin Islands	100%	Holding company
GigaMedia Freestyle Holdings Limited	2009	British Virgin Islands	100%	Holding company
GigaMedia (Labuan) Limited	2005	Labuan	100%	Holding company
Megabiz Limited	2010	British Virgin Islands	100%	Holding company
Held by Dragon Mark Holdings Limited
Wolverine Holdings Group Limited	2009	British Virgin Islands	100%	Holding company
Held by FunTown World Limited
FunTown Hong Kong Limited	1999	Hong Kong	100%	Dormant

Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	2009	Malaysia	100%	Holding company

Held by Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.	1998	Taiwan	100%	Online games
GigaMedia Cloud Services Co., Ltd.	2011	Taiwan	100%	Cloud Computing Services
Held by GigaMedia (HK) Limited
GigaMedia Europe Limited S.à.r.l.	2010	Luxembourg	100%	Dormant

Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	1997	U.S.A.	100%	Software development and application services
Internet Media Licensing Limited	2005	British Virgin Islands	100%	Software development and application services

D. Property, Plant and Equipment

As of March 31, 2013, we leased approximately 47,137 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased approximately 1,265 square feet of warehouse space in Hong Kong.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Overview

We are a holding company. Through July 2012, we operated two principal businesses through our subsidiaries and equity method investees:

•	Our Asian online game and service business operates a portfolio of online games, primarily targeting online game players across Asia, including Greater China and Southeast Asia.

•

Gaming software and service business, of which we held a controlling equity interest through July 2012, develops and licenses online poker, casino, and sports betting gaming software solutions and application services, primarily targeting continental European markets.

We continue to operate our Asian online game and service business and we began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for small-to-medium enterprises in Greater China to increase flexibility, efficiency and competitiveness. The business launched in early April 2013.

In 2012, we recorded total operating revenues of approximately US$27.5 million, a decrease of approximately US$6.9 million year-over-year, primarily from a decrease of approximately US$4.2 million resulting from our sale of a 60 percent interest and subsequent deconsolidation in IAHGames in August 2012. Our total costs and expenses decreased by approximately US$6.3 million year-over-year to US$48.0 million. We recorded an operating loss of approximately US$20.6 million, an increase of approximately US$645 thousand year-over-year. We recognized a net loss attributable to us of approximately US$15.3 million, a loss reduction of approximately US$55.9 million year-over-over, primarily resulting from net losses in 2011 of approximately US$61.2 million on equity method, marketable securities and cost method investments, compared to net losses of approximately US$1.0 million in 2012.

Asian Online Game and Service Business. We operate our Asian online game and service business in Taiwan, Hong Kong and Macau through FunTown. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting from January 1, 2006. Previously, we operated in the PRC through a variable interest entity, JIDI, until our board of directors approved a plan to liquidate and dissolve JIDI in June 2012. In Southeast Asia, we operated through IAHGames. We increased our ownership percentage in IAHGames from 32.26 percent in 2006 to 80 percent in 2010 through the acquisition of certain preferred shares and the subscription for new preferred shares and consolidated IAHGames’ financial results into our consolidated financial statements starting from July 1, 2010. In July 2012, we entered an agreement to sell a 60 percent ownership in IAHGames, and, upon the closing of the agreement, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method. The complete divestiture of IAHGames was agreed in April 2013 and is expected to conclude on May 2, 2013.

In addition to our majority-controlled subsidiaries, we also entered into strategic alliances with SoftStar, XL Games, Access China, Gorilla Banana Entertainment, JC Entertainment Corporation, Possibility Space Incorporated, and East Gate in June 2007, December 2007, January 2008, May 2009, September 2009, December 2009, and August 2010, respectively. SoftStar is an online game development and publishing company incorporated in Taiwan. XL Games was founded by the creator of one of the most popular online game franchises in history and focuses on MMORPGs with studios in Seoul, South Korea and Austin, Texas. Access China is an online game software developer in the PRC. Gorilla Banana Entertainment is an online game software developer in Korea. JC Entertainment Corporation is a publicly-listed company which develops online games in Korea. Possibility Space Incorporated is an online game software developer in the PRC. East Gate is a Korean fund which invests in online game businesses and films.

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

In 2012, our Asian online game and service business generated revenue of approximately US$27.5 million, gross profit of approximately US$16.1 million, operating loss of approximately US$ 12.3 million, non-operating income of approximately US$4.9 million, and net loss attributable to us of approximately US$9.8 million.

Gaming Software and Service Business. Until April 8, 2010, we operated our gaming software and service business through our subsidiary, Cambridge Entertainment Software Limited (“CESL”), and through its wholly-owned subsidiaries, Cambridge Interactive Development Corporation and Internet Media Licensing Limited. Under the terms of the licenses granted by us to Ultra Internet Media S.A. (“UIM”), we were entitled to a share of the revenues of such licensee, and as such, we had certain economic risks with respect to, and derived certain economic benefits from, their operations. Therefore, through March 31, 2010, the financial results of UIM were incorporated into our consolidated financial statements as UIM met the criteria of a VIE as defined by the FASB Accounting Standards Codification.

On April 8, 2010, we sold a 60 percent interest in our gaming software and service business to Mangas Gaming S.A.S., a French Corporation, now renamed as BetClic Everest Group (“BetClic”), and deconsolidated the gaming software and service business as we ceased to have a controlling financial interest from that date. Our remaining ownership interest in the gaming software and service business was accounted for under the equity method starting from April 2010 to August 2012 when we entered in to an agreement with BetClic to sell our remaining ownership interest. See note 6 to our consolidated financial statements for additional information.

The holding and disposal of our remaining non-controlling interest in the gaming software and service business generated net gain of approximately US$2.5 million for the year ended December 31, 2012, which was directly related to the sale of our remaining ownership interest in such business in July 2012.

Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012

Divestiture of Gaming Software and Service Business

On December 15, 2009, we entered into an agreement with BetClic to sell 60 percent of substantially all of the assets and liabilities of our gaming software and service business for approximately US$100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of US$79.1 million, net of transaction costs. The sale of the remaining 40 percent was subject to a put and call mechanism in place between us and BetClic, as defined in the agreement. We had the option to put all or part of our remaining 40 percent ownership interest to BetClic in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned by us was not fully exercised, BetClic would have the option to call the remaining interest held by us in each of 2015 and 2016.

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BetClic on April 8, 2010, which was the date that we ceased to have a controlling financial interest. The remaining ownership interest we retained in the gaming software and service business, a 40 percent interest later diluted to 33.66 percent, was accounted for under the equity method starting from April 2010 to July 2012, when we entered into another agreement with BetClic to sell our remaining ownership interest in the gaming software and service business for a consideration of US$1.7 million. Of this consideration, US$985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of US$2.5 million, net of transaction costs. In 2010, 2011 and 2012, we recorded equity investment losses relating to our remaining non-controlling interest of US$9.8 million, US$49.7 million and US$0, respectively.

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

Acquisition and Divestiture of IAHGames

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

As of December 31, 2010 and 2011, we owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represents a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames. The preferred shares (Class A) were convertible into ordinary shares of IAHGames at a conversion rate of 10 Class A shares for 1 ordinary share. The preferred shares (Class B) were convertible into ordinary shares of IAHGames at a conversion rate of 1 Class B share for 1 ordinary share.

In July 2012, we entered into agreements to sell 100 percent of the shares of Spring Asia, an investment holding company which owns 30 percent of the shares of Game First International Corporation (“GFI”), to IAHGames, as well as a 60 percent ownership in IAHGames (with a 20 percent ownership of IAHGames retained by us) to IAHGames’ management and Management Capital International Limited, a British Virgin Islands company owned by IAHGames’ management.

In consideration for sale of IAHGames and Spring Asia, we are to receive US$3 million in cash consideration in four equal installments, with the first due upon closing, the second due on October 2, 2012, the third due on January 2, 2013 and the fourth due on April 2, 2013. The first installment of US$750 thousand was received upon the closing on August 15, 2012. However, the second, third, and fourth installments remain outstanding. The payments are collateralized by the shares of Spring Asia, which are only released from the escrow in proportion to the payment made upon each installment.

In April 2013, we entered into the IAH Settlement Agreement to settle the outstanding Spring Asia purchase price of US$2.25 million. Under the IAH Settlement Agreement, we also sold all of our remaining shares in IAHGames to MCIL (approximately 20% of IAHGames’ total issued and outstanding shares) at a purchase price of US$1 million. For further information, see — Item 3 Key Information — D. Risk Factors.

Our Company accounted for the deconsolidation of and the retained noncontrolling investment in IAHGames in August 2012 at fair value. Considering the uncertainty as to the collectability of the remaining three installments, we deferred the disposal gain of US$211 thousand against the consideration installments receivable of US$2.25 million as of December 31, 2012. The deferred gain is measured as the difference between:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs, plus	$3,000
The fair value of the 20% retained noncontrolling investment in IAH at the date of deconsolidation	—

3,000

The carrying amount (credit balance) of IAHGames at the date of deconsolidation	(14,536)
Net receivables due to GigaMedia from IAHGames waived upon the closing of the sale	17,542
Other comprehensive income component of equity related to IAHGames at the date of the deconsolidation	(217)

2,789

Deferred gain on deconsolidation of IAH	$211

Consolidation of Monsoon

We, through IAHGames, made an equity investment in Monsoon, an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with Blizzard Entertainment International, a division of Coöperatie Activision Blizzard International U.A. (“Blizzard”) to distribute selected Blizzard Entertainment ® games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owns 100 percent of the common stock of Monsoon, Monsoon was not consolidated at the time of the acquisition as Blizzard had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and Blizzard entered into an agreement whereby they agreed to the early termination of the Monsoon management agreement and other related agreements which granted Blizzard the abovementioned substantive participating rights. The termination agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and therefore we consolidated Monsoon from that date through the date we deconsolidated IAHGames.

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with Blizzard were fully terminated. The execution and closing of this agreement resulted in the following main financial statement impacts in our consolidated financial statements in 2011:

(in US$ thousands)
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

Recovery of loss on termination of third-party contract	$2,012

Divestitures of JIDI and Shanghai JIDI

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2012, and we recorded a loss of approximately US$588 thousand in connection with the disposal of property, plant and equipment, which is included within discontinued operations. Summarized selected financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2011	2012
Revenue	$29	$100

Loss from discontinued operations before tax	$(4,240)	$(2,521)
Income tax expense	—	—

Loss from discontinued operations	$(4,240)	$(2,521)

Deconsolidation of T2CN

In June 2007, we began consolidating T2CN Holing Limited (“T2CN”), an operator and provider of online sports games in the PRC. As of December 31, 2010 and December 13, 2011, we owned 43,633,681 common shares of T2CN, which represented an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN. We disposed of all of our ownership interest in T2CN in December 2011 through a sale to a third party.

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

$25,583

In connection with our year-end financial reporting process, we were required to perform an impairment analysis for our Company’s investment in and advances to the T2CN Operating Entities as of December 31, 2010. Given we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both our Company’s investment in and its advances to the T2CN Operating Entities in order to properly reflect our financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in 2010 were approximately US$22.2 million (after removing the other comprehensive income component of equity related to T2CN from our Company’s balance sheet) and approximately US$1.4 million, respectively.

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

The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately US$2.5 million, US$20.9 million and US$18.4 million, respectively, as of July 1, 2010 (the date of deconsolidation). For the period from January to June 2010, total revenue and net income in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou recorded in our consolidated financial statements were as follows:

2010
(in US$ thousands)
Total revenue	$10,126

Net income	$834

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

For the period from January to March 2010, total revenue and net income of UIM recorded in our consolidated financial statements were as follows:

2010
(in US$ thousands)
Total revenue	$25,820

Net income	$1,514

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

2011 Impairment Loss

We recorded an impairment loss of approximately US$8.3 million due to certain underperforming game projects within our Asian online game and service business in our consolidated financial statements for the year ended December 31, 2011 as follows:

1) US$5.1 million impairment loss on goodwill from the acquisition of IAHGames. The goodwill had a carrying amount of US$12.2 million which was written down to its estimated fair value of US$9.9 million as of December 31, 2010, and fully written down to US$0 as of December 31, 2011, after the reversal of a contingent liability recorded in connection with the acquisition of IAHGames for US$5.9 million, resulting in an impairment charge of US$4.0 million in 2011, which is included in operating expenses in our consolidated statements of income (loss). Goodwill from the acquisition of OneNet Co., Ltd., an investee of IAHGames, with a carrying amount of US$1.0 million was fully written down to US$0 as of December 31, 2011, resulting in an impairment charge of US$1.0 million in 2011. Goodwill is valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$619 thousand impairment loss on prepaid licensing and royalty fees (of which US$372 thousand related to Shanghai JIDI is reclassified to loss from discontinued operations), which was related to certain licensed games that we stopped operating or for which the carrying amounts were determined not to be recoverable due to lower than expected performances. Prepaid licensing and royalty fees are valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs; and

3) US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease rights, reflecting a full provision relating to certain projects that we have ceased to further develop.

2012 Impairment Loss

We recorded an impairment loss of approximately US$13.2 million due to decreased forecasts within our Asian online game and service business in our consolidated financial statements for the year ended December 31, 2012 as follows:

1) US$12.5 million impairment loss on goodwill from the acquisition of FunTown. Goodwill from the acquisition of FunTown, which constitutes our Asian online game and service business, was written down to its estimated fair value of US$16.9 million as of December 31, 2012, resulting in an impairment charge of US$12.5 million in 2012, which is included within operating expenses in our consolidated statements of income (loss). As a result of the slowdown in the PC-based online game market and our repositioning of FunTown to focus on market growth in browser/mobile games in an emerging multi-platform market, we estimated that the fair value of our Asian online game and service business had decreased and, as a result, impaired the goodwill related to FunTown as of December 31, 2012. The impairment charge was determined by our estimates of future cash flows from the FunTown business which have been reduced due to our change in strategic focus to self-developed casual games versus licensed MMOs and the slowdown in PC-based online games market where we are currently positioned, indicating that the original carrying amount of the goodwill from the acquisition of FunTown could not be fully recovered as of December 31, 2012. Goodwill is valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$702 thousand impairment loss on prepaid licensing and royalty fees, which was related to certain licensed games that we stopped operating or for which the carrying amounts were determined not to be recoverable due to lower than expected performances. Prepaid licensing and royalty fees are valued on a nonrecurring basis when impairment exists, using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs; and

3) US$15 thousand impairment loss on intangible assets for capitalized software costs, reflecting a full provision relating to certain projects that we have ceased to further develop.

Impairment Loss on Marketable Securities and Investments

As a result of unsuccessful investments made by previous management in game studios and companies, we recognized impairment loss on marketable securities and investments of US$4.7 million, US$13.3 million and US$1.2 million in 2010, 2011 and 2012, respectively. The major impairments are listed below:

2010 Impairment Loss on Marketable Securities and Investments

1)	In 2008, we made an investment in preferred shares of Access China of US$3 million. As a result of deteriorating earnings and inability to meet its projections and forecasts, we fully wrote off our investment in Access China in 2010.

2)	In 2010, we made an investment in preferred shares of Possibility Space Limited (“PSI”) of US$1.5 million, which ceased operations in December 2010. We fully wrote off our investment in PSI in 2010.

2011 Impairment Loss on Marketable Securities and Investments

1)	In 2009 we made an investment in common shares of Numen Soft Co., Ltd. (“Numen Soft”) of US$679 thousand. As a result of deteriorating earnings and inability to meet its projections and forecasts, we fully wrote off our investment in Numen Soft in 2011.

2)	In 2010, we acquired from IAHGames 100 percent of common shares of Spring Asia Limited which owns 30 percent interest in Game First International Corporation (“GFI”) in connection with our acquisition of a controlling financial interest in IAHGames. The carrying amount of this investment was US$15.1 million as of December 31, 2011. The investment was written down to its estimated fair value of US$2.5 million, resulting in an impairment charge of US$12.6 million in 2011.

2012 Impairment Loss on Marketable Securities and Investments

1)	In 2009 we made an investment in common shares of Gorilla Banana Entertainment Corp. (“GBE”) of US$700 thousand. As a result of accumulated loss, inability to meet its projections and forecasts, and cash shortage, we fully wrote off our investment in GBE in 2012.

2)	In 2007, we made an investment in common shares of Soft Star Entertainment Inc. (“SoftStar”) of approximately US$1.9 million through a private placement. As a result of deteriorating earnings and considering the resulting lack of liquidity, we wrote down this investment to its estimated fair value of US$1.6 million, resulting in an impairment charge of US$493 thousand in 2012.

Subsequent Events

Receivables from the sale of 100% of our Spring Asia Limited shares totaled US$3 million and are due in four equal installments from IAHGames. As of April 30, 2013, IAHGames has only paid the first installment in the amount of US$750,000, and has defaulted on the remaining three installments. We have provided IAHGames sufficient payment demand notices, and also granted IAHGames a 90-day curing period for each defaulted payment following the due dates for each of the respective installments. Additionally, we have also provided IAHGames notices upon the expiration of each of the 90-day curing periods of our intention to enforce re-possessing rights on the proportionate shares held by the escrow agent. The curing period of the last installment will expire on July 2, 2013.

We entered into the IAH Settlement Agreement, dated April 17, 2013, with IAHGames, MCIL, Spring Asia, and ROTW. Pursuant to the terms of the IAH Settlement Agreement, IAHGames and/or ROTW agreed to pay us US$2.258 million (inclusive of interest) to fulfill IAHGames’ obligations under the Spring Asia Share Purchase Agreement. Pursuant to the terms of the IAH Settlement Agreement, MCIL also agreed to purchase all of our remaining shares in IAHGames at a purchase price of US$1 million, by exercising its call option under the IAH Share Purchase Agreement on April 15, 2013. The parties to the IAH Settlement Agreement agreed that the consideration for such transactions will be paid to us on or before May 2, 2013.

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

Discontinued Operations

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI and Shanghai JIDI, a variable-interest entity controlled through a series of contractual arrangements. Therefore the results of these entities are reported as discontinued operations for all periods presented. (See note 6 to our consolidated financial statements for additional information.)

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

Asian online game revenues are earned through the sale of online game points, prepaid cards, game packs, through the sublicensing of certain games to distributors and through licensing fee revenues. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

We report sales of virtual online game points and licensing fee revenues on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

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

Gaming Software and Service Revenues

Prior to our sale of a 60 percent interest in our online gaming software and service business in April 2010, gaming software and service revenues were related to software products we developed and licensed and support services we provided for online real-money gaming solutions and applications. Subsequent to the sale, the remaining 40 percent ownership interest that we retained in the gaming software and service business was accounted for under the equity method starting from April 2010 through July 2012; therefore, no revenue directly from gaming software and service business was subsequently recorded.

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

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

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

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of income (loss). See note 10 to our consolidated financial statements for additional information.

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

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Potential impairment of goodwill is tested annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. Pursuant to an updated guidance issued by the FASB in September 2011, in connection with our goodwill impairment test for the year ended December 31, 2012, we first assessed qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

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

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the consolidated statements of income (loss) based on the employees’ respective function.

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

Reclassifications

The presentation of certain amounts in our 2011 consolidated financial statements have been reclassified to conform to the presentation in our consolidated financial statements as of and for the year ended December 31, 2012.

Recent Accounting Pronouncements

In February 2013, Accounting Standards Codification (“ASC”) guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for our fiscal year beginning January 1, 2013 with early adoption permitted. We do not expect the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued updated guidance that simplifies the impairment test for intangible assets not subject to amortization. For its annual and interim impairment test for intangible assets, an entity may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted the updated guidance for our annual impairment test for intangible assets not subject to amortization in 2012. The adoption of this guidance had no impact on our consolidated financial position, results of operations, or cash flows.

In June 2011, the ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. We adopted the new guidance and its deferral and opted to present the total of comprehensive income in two separate but consecutive statements. The adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

Taxation

Our major tax jurisdictions are located in Taiwan, the PRC and Singapore.

The corporate income tax rate in Taiwan is 17 percent effective from 2010. In addition to the corporate income tax rate, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10 percent retained earnings tax. This rule applies primarily to our FunTown online games portal, whose principal operating entities are incorporated under Taiwan law.

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

The statutory enterprise income tax rate in the PRC is 25 percent unless the entities qualify under certain limited exceptions. Our Asian online games in the PRC applied this income tax rate before we ceased our operations in the PRC.

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

Development of cloud computing and online games industries. We began developing a new cloud computing business in the second half of 2012. The business launched in early April 2013. The cloud computing and online games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:

•	the development and regulation of these industries;

•	our adaptation to technological change;

•	changing consumer preferences;

•	legal development affecting these industries; and

•	general economic conditions in the markets where we or our licensees operate.

Competition. Our online games business operates in an extremely competitive industry and our cloud computing business may face strong future industry competition as the cloud computing industry grows in Asia. Our Asian online games business is characterized by rapid technological change and we face significant and intense competition from online game software design houses, application service providers and casual games operators. Our nascent cloud computing business also faces rapid technological change and potential intense future competition from major telecommunication service operators and Internet application providers.

Divestiture of Gaming Software and Service Business. When we sold a 60 percent ownership interest in our gaming software and service business on April 8, 2010, we ceased to consolidate its financial results and no longer have revenue from the gaming software and service business from April 2010 onwards. Our remaining ownership interest in the gaming software and service business was accounted for under the equity method until we sold such interest in July 2012.

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

The table below presents, for the periods indicated, information regarding certain revenues and expense items for our consolidated operations.

	For the Year Ended December 31,
	2010		2011		2012
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Gaming software and service revenues	25,820	39.9	—	—	—	—
Asian online game and service revenues	38,862	60.1	34,367	100.0	27,470	100.0

Total operating revenues	64,682	100.0	34,367	100.0	27,470	100.0

OPERATING COSTS
Cost of gaming software and service revenues	4,010	6.2	—	—	—	—
Cost of Asian online game and service revenues	17,103	26.4	14,413	41.9	11,388	41.5

Total operating costs	21,113	32.6	14,413	41.9	11,388	41.4

Gross profit	43,569	67.4	19,954	58.1	16,082	58.6

OPERATING EXPENSES
Product development and engineering expenses	7,301	11.3	1,956	5.7	1,471	5.4
Selling and marketing expenses	21,589	33.4	10,079	29.3	8,377	30.5
General and administrative expenses	31,780	49.1	18,101	52.7	13,384	48.7
Bad debt expense	1,639	2.5	1,820	5.3	169	0.6
Impairment loss on property, plant, and equipment	278	0.4	—	—	—	—
Impairment loss on goodwill	2,255	3.5	5,097	14.9	12,489	45.5
Impairment loss on prepaid licensing and royalty fees	1,330	2.1	2,583	7.5	15	—
Impairment loss on intangible assets	870	1.3	247	0.7	702	2.6
Impairment loss on deconsolidation of T2CN	22,234	34.4	—	—	—	—
Other	1,989	3.1	—	—	49	0.2

Total operating expenses	91,265	141.1	39,883	116.1	36,656	133.5

Loss from operations	(47,696)	(73.7)	(19,929)	(58.0)	(20,574)	(74.9)

NON-OPERATING INCOME (EXPENSES)	56,364	87.1	(47,706)	(138.8)	7,649	27.8

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	8,668	13.4	(67,635)	(196.8)	(12,925)	(47.1)
INCOME TAX BENEFIT (EXPENSE)	(7,260)	(11.2)	245	0.7	(671)	(2.4)

INCOME (LOSS) FROM CONTINUING OPERATIONS	1,408	2.2	(67,390)	(196.1)	(13,596)	(49.5)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS -NET OF TAX	(128)	(0.2)	(4,188)	(12.2)	(2,521)	(9.2)

NET INCOME (LOSS)	1,280	2.0	(71,578)	(208.3)	(16,117)	(58.7)
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	1,370	2.1	366	1.1	827	3.0

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	2,650	4.1	(71,212)	(207.2)	(15,290)	(55.7)

The key items included in our income statement are:

OPERATING REVENUES. Our operating revenues consist of revenues from our former gaming software and service business and our current Asian online game and service business. Until April 8, 2010, revenues from the gaming software and service business included revenues of UIM, our licensee, from providing and promoting online games of skill and chance. Software licensing and support services revenues received by our subsidiary, CESL, from UIM have been eliminated in consolidation. When we sold a 60 percent ownership interest in our gaming software and service business on April 8, 2010, we deconsolidated its financial results and no longer had revenue from gaming software and service business from April 2010 onwards. Our remaining ownership interest in the gaming software and service business was accounted for under the equity method until we sold such interest in July 2012. Asian online game and service revenues are related to our online games business in Asia and are collected through the sale of online game points, pre-paid cards and game packs, and through licensing fee revenues.

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

NONCONTROLLING INTEREST. Noncontrolling interest represents the portion of net income allocated to the non-controlling voting shares of our majority-owned subsidiaries (T2CN through December 13, 2011, Dragongate Enterprises Limited, and IAHGames through August 15, 2012) as well as UIM, which was consolidated pursuant to the FASB Accounting Standards Codification through March 31, 2010. In May 2005, IAHGames issued redeemable preferred shares, which are redeemable at the option of the investors, and as such these preferred shares are classified as mezzanine equity on our balance sheet, through August 15, 2012.

The financial information in relation to our business segments is provided net of inter-segment transactions.

For the Years Ended December 31, 2012 and 2011

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2012, all from our Asian online game and service business, declined by approximately 20.0 percent to approximately US$27.5 million from approximately US$34.4 million in 2011. The decrease was primarily due to a decrease of approximately US$2.7 million in revenue from FunTown and the sale of our 60 percent ownership interest in IAHGames in August 2012. As a result, we deconsolidated the results of IAHGames from August 2012 onwards and do not expect to generate revenue from IAHGames going forward. Therefore, revenue from IAHGames declined to US$4.2 million in 2012 from approximately US$8.4 million in 2011, which accounted for 15.3 percent of our total revenues in 2012.

OPERATING COSTS. Operating costs in 2012 and 2011, all from our Asian online game and service business, decreased by approximately US$3.0 million, or 21.0 percent, to approximately US$11.4 million in 2012 from approximately US$14.4 million in 2011. The decrease in total operating costs was mainly due to a US$3.1 million or 47.7 percent, decrease in operating costs in IAHGames as a result of its deconsolidation from August 2012.

GROSS PROFIT. Gross profit decreased by approximately 19.4 percent to approximately US$16.1 million in 2012 from approximately US$20.0 million in 2011. The decrease in consolidated gross profit mainly resulted from decrease in gross profit from IAHGames as a result of its deconsolidation from August 2012.

OPERATING EXPENSES. Total operating expenses decreased by approximately 8.1 percent to approximately US$36.7 million in 2012 from approximately US$39.9 million in 2011. The decrease in total operating expenses was mainly due to a US$13.7 million, or 81.7 percent, decrease in operating expenses from IAHGames as a result of its deconsolidation from August 2012, offset by a US$11.1 million, or 77.1 percent, increase in operating expenses from FunTown (which primarily resulted from a US$12.5 million impairment to goodwill).

Consolidated product development and engineering expenses decreased by approximately 24.8 percent in 2012 to approximately US$1.5 million from US$2.0 million in 2011. This decrease was mainly due to reduced expenditures in certain online game projects in our Asian online game and service business.

Consolidated selling and marketing expenses decreased by approximately 16.9 percent to approximately US$8.4 million in 2012 from US$10.1 million in 2011, primarily due to an decrease of US$1.1 million, or 50.9 percent, in selling and marketing expenses as a result of the deconsolidation of IAHGames from August 2012.

Consolidated general and administrative expenses decreased by approximately US$4.7 million, or 26.1 percent, to approximately US$13.4 million in 2012 from US$18.1 million in 2011, primarily due to a US$3.3 million decrease in general and administrative expenses as a result of the deconsolidation of IAHGames from August 2012, and a US$1.3 million expenditure reduction in general and administrative expenses in FunTown.

Consolidated impairment loss, all in our Asian online games and service business, increased by approximately US$5.3 million to approximately US$13.2 million in 2012 from US$7.9 million in 2011. Total consolidated impairment loss in 2012 was composed of a US$15 thousand impairment loss on intangible assets for capitalized software costs, a US$702 thousand impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown. The total consolidated impairment loss in 2011 was composed of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$247 thousand impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames.

OPERATING LOSS. Operating loss for 2012 was US$20.6 million as compared to a loss of US$19.9 million in 2011. The US$12.7 million decrease in loss was primarily a result of the deconsolidation of IAHGames from August 2012.

NON-OPERATING INCOME (EXPENSES). Non-operating income was approximately US$7.6 million in 2012 compared to non-operating loss of approximately US$47.7 million in 2011. The non-operating income in 2012 primarily included (1) US$2.5 million gain on the sale of remaining non-controlling ownership interest in our gaming software and service business, (2) US$5.7 million gain on the sales of marketable securities, and (3) US$1.2 million impairment loss on marketable securities and investments. The non-operating loss in 2011 primarily included (1) US$47.9 million loss on equity method investments, (2) US$13.3 million impairment loss on marketable securities and investments, (3) US$6.3 million gain on the sales of marketable securities, (4) US$4.7 million gain on the sale of ownership interest in T2CN, and (5) US$2.0 million gain on recovery of loss on termination of IAHGames’ initiatives with Blizzard.

LOSS FROM DISCONTINUED OPERATIONS. Loss from discontinued operations decreased by approximately US$1.7 million to approximately US$2.5 million in 2012 compared to a loss of approximately US$4.2 million in 2011, primarily due to our discontinuing the operations of JIDI.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2012 was approximately US$15.3 million compared to a loss of approximately US$71.2 million in 2011 for the reasons mentioned above.

Business Segment Results

Asian Online Game and Service Business

In July 2012, we entered into agreements to sell a 60 percent ownership interest in IAHGames. Upon the closing of the agreement in August 2012, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Acquisition and Divestitures of IAHGames”.

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Divestitures of JIDI and Shanghai JIDI”.

In addition to these divestitures, financial results of our Asian online game and service business in 2012 were affected by several factors, including but not limited to strong competition from an increase of online games offered on social network platforms.

OPERATING REVENUES. Total operating revenues decreased by approximately US$6.9 million or 20.0 percent to approximately US$27.5 million in 2012 from approximately US$34.4 million in 2011. Such decrease was due to (1) approximately US$4.2 million or 49.9 percent decrease as a result of the deconsolidation of IAHGames from August 2012, and (2) approximately US$2.7 million or 10.4 percent decrease related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for certain online games.

As of December 31, 2012, FunTown’s number of registered users was approximately 21.7 million, representing an increase of 12.4 percent compared with 2011. However, there was a decrease of 17.5 percent in the number of peak concurrent users, compared to 2011, to approximately 36,325, and the number of average monthly active paying accounts was about 59,607, representing an decrease of 25.6 percent compared to 2011. The average revenue per paying user (“ARPU”) was approximately US$30.39, representing a year-over-year increase of 12.5 percent. The decrease in active paying accounts and increase in ARPU resulted in an decrease in revenue of 10.4 percent in revenue if translated into US dollars.

OPERATING COSTS. Costs of our Asian online game and service revenue decreased by 21.0 percent to approximately US$11.4 million in 2012 from US$14.4 million in 2011. The decrease was primarily due to a decrease of approximately US$3.1 million related to IAHGames, which was deconsolidated from August 2012.

GROSS PROFIT. Gross profit decreased by 19.4 percent to approximately US$16.1 million in 2012 from US$20.0 million in 2011. Gross profit margin was approximately 58.5 percent in 2012 compared with 58.1 percent in 2011.

OPERATING EXPENSES. Total operating expenses decreased by approximately US$2.5 million to approximately US$28.4 million in 2012 from approximately US$30.9 million in 2011. The decrease was primarily due to impairment losses of US$7.7 million related to IAHGames being recorded in 2011, as well as the deconsolidation of IAHGames from August 2012, offset by impairment losses of US$13.2 million related to FunTown recorded in 2012.

Selling and marketing expenses. Selling and marketing expenses decreased by approximately US$1.7 million to US$8.3 million in 2012 from US$10.0 million in 2011. The decrease was mainly due to the deconsolidation of IAHGames from August 2012 and expenditure reduction in FunTown.

General and administrative expenses. General and administrative expenses incurred in 2012 decreased by approximately US$4.8 million to US$5.3 million from US$10.1 million in 2011. The decrease was mainly due to the deconsolidation of IAHGames from August 2012, and expenditure reduction in FunTown.

Impairment loss. Impairment loss increased by approximately US$5.3 million to approximately US$13.2 million in 2012 from US$7.9 million in 2011. The impairment loss in 2012 was comprised of a US$15 thousand impairment loss on intangible assets for capitalized software costs, a US$702 thousand impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown. The impairment loss in 2011 was comprised of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$247 thousand impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames.

OPERATING LOSS. Operating loss in 2012 was US$12.3 million as compared to US$10.9 million in 2011. The decrease of loss was due to the aforementioned factors. Operating loss does not reflect certain corporate headquarter expenses.

NON-OPERATING INCOME (EXPENSES). Non-operating income in 2012 was US$4.9 million compared to income of US$1.9 million in 2011. Non-operating income in 2012 mainly included a gain on sales of marketable securities of US$5.7 million, and an impairment loss of US$1.2 million on marketable securities and investments. The non-operating income in 2011 mainly included a gain on sales of marketable securities of US$5.8 million, a gain of US$4.7 million on disposal of our ownership interest of T2CN, a gain of US$1.8 million on equity method investments in relation to IAHGames, an impairment loss of US$13.3 million on marketable securities and investments and a gain of US$2.0 million on recovery of loss on termination of IAHGames’ initiatives with Blizzard.

Gaming Software and Service Business

On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software and service business to BetClic. We then ceased to consolidate the financial results of the gaming software and service business. Our remaining non-controlling interest in Everest Gaming was accounted under the equity method until July 2012 when we entered into another agreement with BetClic to sell our remaining ownership interest. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Divestiture of Gaming Software and Service Business”.

OPERATING REVENUES. As a result of our divestiture of our gaming software and service business, no operating revenues were recognized in 2011 and 2012.

OPERATING COSTS. As a result of our divestiture of our gaming software and service business, no costs of our gaming software and service revenues were recognized in 2011 and 2012.

GROSS PROFIT. As a result of our divestiture of our gaming software and service business, no gross profit was recognized in 2011 and 2012.

OPERATING EXPENSES. As a result of our divestiture our of gaming software and service business, total operating expenses decreased by approximately US$211 thousand, or 44.6 percent, to a credit balance of approximately US$7 thousand in 2012 from approximately US$204 thousand in 2011.

Selling and marketing expenses. As a result of our divestiture of our gaming software and service business, no selling and marketing expenses were recognized in 2011 and 2012.

General and administrative expenses. As a result of our divestiture of our gaming software and service business, general and administrative expenses decreased by approximately US$211 thousand to a credit balance of US$7 thousand in 2012 from US$204 thousand in 2011, primarily attributable to reversal of certain accrued expenses.

Product development and engineering expenses. As a result of our divestiture of our gaming software and service business, no product development and engineering expenses were recognized in 2011 and 2012.

OPERATING INCOME (LOSS). The divestiture of our gaming software and service business resulted in an operating income of US$7 thousand in 2012 compared with operating loss of US$204 thousand in 2011.

NON-OPERATING INCOME (EXPENSES). Non-operating income increased by approximately US$52.1 million to approximately income of US$2.4 million from a non-operating loss of US$49.8 million in 2011. This increase is primarily because we recorded a US$49.7 million equity loss for the remaining non-controlling percent interest for the year ended December 31, 2011 and recognized a US$2.5 million gain from the sale of the remaining interest in our gaming software and service business in July 2012.

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

OPERATING COSTS. Operating costs decreased by approximately US$6.7 million, or 31.7 percent, to approximately US$14.4 million in 2011 from approximately US$21.1 million in 2010. The decrease in total operating costs was mainly due to a US$4.0 million or 100 percent decrease in operating costs in our gaming software and service business as a result of its deconsolidation from April 2010. The operating costs of our Asian online game and service business in 2011 decreased by approximately US$2.7 million, or 15.7 percent, compared with that in 2010.

GROSS PROFIT. Gross profit decreased by approximately 54.2 percent to approximately US$20.0 million in 2011 from approximately US$43.6 million in 2010. The decrease in consolidated gross profit resulted from a US$21.8 million, or 100 percent, and US$2.7 million, or 12.3 percent, decrease in the gross profits of our gaming software and service business and our Asian online game and service business, respectively.

OPERATING EXPENSES. Total operating expenses decreased by approximately 56.3 percent to approximately US$39.9 million in 2011 from approximately US$91.3 million in 2010. The decrease in total operating expenses was mainly due to a US$21.5 million, or 99.1 percent, decrease in operating expenses from our gaming software and service business and a US$22.4 million, or 41.8 percent, decrease in operating expense from our Asian online game and service business.

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

Consolidated selling and marketing expenses decreased by approximately 53.3 percent to approximately US$10.1 million in 2011 from US$21.6 million in 2010, primarily due to an decrease of US$12.3 million, or 100 percent, in selling and marketing expenses as a result of the deconsolidation of our gaming software and service business. This decrease was partially offset by an increase of US$1.1 million, or 11.8 percent, in selling and marketing expenses in our Asian online game and service business related to more promotions and activities held for new games launched in 2011 compared to those in 2010.

Consolidated general and administrative expenses decreased by approximately US$13.7 million, or 43.0 percent, to approximately US$18.1 million in 2011 from US$31.8 million in 2010, primarily reflecting a US$7.2 million decrease from corporate headquarter expenses due to less legal fees incurred in relation to our dispute with T2CN’s former Chief Executive Officer compared to that in 2010, and a US$6.0 million decrease in general and administrative expenses as a result of the deconsolidation of our gaming software and service business.

Consolidated impairment loss decreased by approximately US$19.0 million to approximately US$7.9 million in 2011 from US$27.0 million in 2010, resulting from a decrease of US$19.0 million of impairment loss in our Asian online games and service business. Total consolidated impairment loss in 2011 was composed of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$247 thousand impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames. The total consolidated impairment loss in 2010 was composed of a US$1.3 million impairment loss on intangible assets for capitalized software costs, a US$870 thousand impairment loss on prepaid licensing and royalty fees, a US$278 thousand impairment loss on fixed assets, a US$2.3 million impairment loss on goodwill related to IAHGames, and a US$22.2 million impairment loss as a result of the deconsolidation of T2CN.

OPERATING LOSS. Operating loss for 2011 was US$19.9 million as compared to a loss of US$47.7 million in 2010. The decrease in loss was primarily due to a US$22.2 million impairment loss on deconsolidation of T2CN.

NON-OPERATING INCOME (EXPENSES). Non-operating loss was US$47.7 million in 2011 compared to non-operating income of approximately US$56.4 million in 2010. The non-operating loss in 2011 primarily included (1) US$47.9 million loss on equity method investments, (2) US$13.3 million impairment loss on marketable securities and investments, (3) US$6.3 million gain on the sales of marketable securities, (4) US$4.7 million gain on the sale of ownership interest in T2CN, and (5) US$2.0 million gain on recovery of loss on termination of IAHGames’ initiatives with Blizzard. The non-operating income in 2010 primarily included (1) US$79.1 million gain on the sale of 60 percent ownership interest in our gaming software and service business, (2) US$20.8 million loss on equity method investments, (3) US$4.7 million impairment loss on marketable securities and investments, and (4) US$2.6 million gain on fair value changes of warrant derivative.

LOSS FROM DISCONTINUED OPERATIONS. Loss from discontinued operations increased by approximately US$4.1 million to approximately US$4.2 million in 2011 compared to a loss of approximately US$128 thousand in 2010, primarily due to our decision to discontinue JIDI and Shanghai JIDI and hence their operations are reported as discontinued operations for all periods presented.

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2011 was approximately US$71.2 million compared to a gain of approximately US$2.7 million in 2010 for the reasons mentioned above.

Business Segment Results

Asian Online Game and Service Business

Upon our investment in IAHGames in July 2010, we held an approximate 80 percent of the controlling financial interest in IAHGames as of December 31, 2011 and consolidated IAHGames’ financial results in our consolidated financial statements from July 1, 2010 through August 2012. After our divestiture in IAHGames in July 2012, we hold an approximate 20 percent of the financial interest in IAHGames and ceased consolidating IAHGames’ financial results in our consolidated financial statements from August 2012 onwards. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Acquisition and Divestiture of IAHGames”.

From July 2010, due to the dispute with T2CN’s former Chief Executive Officer, we were prevented from obtaining its financial information and we effectively lost control over its financial reporting process, therefore we deconsolidated its financial results from our consolidated financial statements from July 1, 2010 onwards. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Deconsolidation of T2CN”.

In addition, the financial results of our Asian online game and service business in 2011 were affected by several factors, including but not limited to strong competition from an increase of online games offered on social network platforms.

OPERATING REVENUES. Total operating revenues decreased by approximately US$4.5 million, or 11.5 percent, to approximately US$34.4 million in 2011 from approximately US$38.9 million in 2010. Such decrease was due to (1) approximately US$9.9 million or 100 percent decrease related to T2CN in China, which was deconsolidated from July 2010, partially offset by (2) approximately US$2.9 million or 12.5 percent increase related to FunTown operations in Taiwan and Hong Kong, mainly due to successful launch of certain online games, and (3) approximately US$2.5 million or 42.6 percent increase related to IAHGames operations in Southeast Asia, which was consolidated from July 2010 and contributed a full-year of revenues in 2011.

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

OPERATING COSTS. Costs of our Asian online game and service revenue decreased by 15.7 percent to approximately US$14.4 million in 2011 from US$17.1 million in 2010. The decrease was primarily due to a decrease of approximately US$4.4 million related to T2CN, which was deconsolidated from July 2010, partially offset by an approximately US$1.6 million or 26.2 percent increase related to FunTown operations.

GROSS PROFIT. Gross profit decreased by 8.3 percent to approximately US$20.0 million in 2011 from US$21.8 million in 2010. Gross profit margin was approximately 58.1 percent in 2011 compared with 56.0 percent in 2010.

OPERATING EXPENSES. Total operating expenses decreased by approximately US$22.7 million to approximately US$30.9 million in 2011 from approximately US$53.6 million in 2010. The decrease was primarily due to impairment losses related to T2CN being recorded in 2010.

Selling and marketing expenses. Selling and marketing expenses increased by approximately US$1.1 million to US$10.0 million in 2011 from US$9.0 million in 2010. The increase was mainly due to increase in promotion activities for new games launched in FunTown operations and the inclusion of full-year expenditures in IAHGames in 2011 compared to that of the six-month period since its consolidation in July 2010.

General and administrative expenses. General and administrative expenses incurred in 2011 decreased by approximately US$0.8 million to US$9.8 million from US$10.6 million in 2010. The decrease is mainly due to expenditure reduction in FunTown, partially offset by the inclusion of full-year expenditures in IAHGames in 2011 compared to that of the six-month period since its consolidation in July 2010.

Impairment loss. Impairment loss decreased by approximately US$19.0 million to approximately US$7.9 million in 2011 from US$27.0 million in 2010. The impairment loss in 2011 was comprised of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$247 thousand impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames. The impairment loss in 2010 was comprised of a US$1.3 million impairment loss on intangible assets for capitalized software costs, a US$870 thousand impairment loss on prepaid licensing and royalty fees, a US$278 thousand impairment loss on fixed assets, a US$2.3 million impairment loss on goodwill related to IAHGames, and a US$22.2 million impairment loss on deconsolidation of T2CN.

OPERATING LOSS. Operating loss in 2011 was US$10.9 million as compared to a loss of US$31.6 million in 2010. The decrease was due to the aforementioned factors. Operating loss does not reflect certain corporate headquarter expenses.

NON-OPERATING INCOME (EXPENSES). Non-operating income in 2011 was US$1.9 million compared to a loss of US$13.2 million in 2010. The non-operating income in 2011 mainly included a gain on sales of marketable securities of US$5.8 million, a gain of US$4.7 million on disposal of ownership interest of T2CN, a gain of US$1.8 million on equity method investments in relation to IAHGames, an impairment loss of US$13.3 million on marketable securities and investments and a gain of US$2.0 million on recovery of loss on termination of IAHGames’ initiatives with Blizzard. The non-operating loss in 2010 mainly included a loss of US$12.6 million on equity method investments in relation to IAHGames’ online game initiatives with Blizzard, an impairment loss of US$4.7 million on marketable securities and investments and a gain of US$2.6 million on fair value changes of warrant derivative issued in connection with IAHGames’ initiatives with Blizzard.

Gaming Software and Service Business

On April 8, 2010, we completed the sale of a 60 percent interest in our online gaming software and service business to BetClic. From then on, we ceased to consolidate the financial results of the gaming software and service business. Our remaining non-controlling interest in Everest Gaming was accounted under the equity method until July 2012 when we entered into another agreement with BetClic to sell our remaining ownership interest in Everest Gaming,. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Divestiture of Gaming Software and Service Business”.

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

OPERATING REVENUES. As a result of divestiture of our gaming software and service business, total operating revenues in 2011 decreased to nil in 2011 from US$25.8 million in 2010.

OPERATING COSTS. As a result of divestiture of our gaming software and service business, costs of our gaming software and service revenues decreased to nil in 2011 from US$4.0 million in 2010.

GROSS PROFIT. As a result of divestiture of our gaming software and service business, gross profit decreased to nil in 2011 from US$21.8 million in 2010.

OPERATING EXPENSES. As a result of divestiture of our gaming software and service business, total operating expenses decreased by approximately US$21.5 million or 99.1 percent to approximately US$204 thousand in 2011 from approximately US$21.7 million in 2010.

Selling and marketing expenses. As a result of our divestiture of our gaming software and service business, selling and marketing expenses decreased to nil in 2011 from US$12.3 million in 2010.

General and administrative expenses. As a result of divestiture of our gaming software and service business, general and administrative expenses decreased by approximately US$6.0 million to US$204 thousand in 2011 from US$6.2 million in 2010.

Product development and engineering expenses. As a result of divestiture of our gaming software and service business, product development and engineering expenses decreased to nil in 2011 from US$3.2 million in 2010.

OPERATING INCOME (LOSS). The divestiture of our gaming software and service business resulted in an operating loss of US$204 thousand in 2011 compared with an operating income of US$78 thousand in 2010.

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

For a reconciliation of business segment results to our consolidated net income attributable to us, see note 28 to our consolidated financial statements.

B. Liquidity and Capital Resources

Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our 60 percent shareholding in our gaming software and service business as well as marketable security investments and other assets, bank borrowings, and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars, RMB and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

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

As a result of our operating, investing and financing activities during 2012, the amount of our cash and cash equivalents decreased from approximately US$64.0 million as of December 31, 2011 to US$62.7 million as of December 31, 2012. Such decrease was primarily attributable to cash used in operating activities and for repayment of short-term borrowings, which was partially offset by investing cash inflows, which mainly consisted of proceeds from the disposal of businesses and part of our holdings in marketable securities.

The following table set forth the summary of our cash flows for the periods indicated:

	For the Year Ended December, 31
(in US$ thousands)	2010	2011	2012
Net cash used in operating activities	$(8,922)	$(12,448)	$(7,323)
Net cash provided by investing activities	50,022	11,551	11,117
Net cash used in financing activities	(12,364)	(6,225)	(4,348)
Exchange difference	(410)	130	(712)
Deconsolidation of T2CN	(12,903)	—	—

Net increase (decrease) in cash and cash equivalents	15,423	(6,992)	(1,266)
Cash and cash equivalents at beginning of year	55,566	70,989	63,997

Cash and cash equivalents at end of year	$70,989	$63,997	$62,731

OPERATING ACTIVITIES. In 2012, our net cash used in operating activities amounted to approximately US$7.3 million, which was primarily due to loss generated from the operations of our business, and turnaround and development of our cloud computing business. In 2011, our net cash used in operating activities amounted to approximately US$12.4 million, which was primarily due to loss generated from the operations of our Asian online game and service business and payment of compensation previously accrued. In 2010, our net cash used in operating activities amounted to approximately US$8.9 million, primarily due to loss generated from the operations of our Asian online game and service business.

INVESTING ACTIVITIES. Our net cash provided by investing activities in 2012 was approximately US$11.1 million. This was primarily due to proceeds from the disposal of businesses and part of our holdings in marketable securities, totaling approximately US$10.3 million, net of transaction costs, as well as the release of approximately US$3.7 million from restricted cash. The cash inflows in 2012 were partially offset by capital expenditures of approximately US$2.1 million. Our net cash provided by investing activities amounted to approximately US$11.6 million in 2011. This was primarily due to proceeds from the disposal of T2CN and part of our holdings in marketable securities, totaling approximately US$14.6 million, net of transaction costs, as well as the release of US$2.0 million from restricted cash, and cash dividends of US$1.9 million received from equity method investees. The cash inflows in 2011 were partially offset by capital expenditures of approximately US$2.0 million and investments of approximately US$5.2 million in loan to Everest Gaming. Our net cash provided by investing activities amounted to approximately US$50.0 million in 2010. This was primarily due to proceeds from the sale of a 60 percent interest of the gaming software and service business of approximately US$85.7 million, net of transaction costs, which was partially offset by capital expenditures of approximately US$6.1 million, strategic investments in East Gate and PSI of approximately US$6.6 million, as well as the acquisition of additional preferred shares of IAHGames of approximately US$5.8 million, net of cash acquired.

FINANCING ACTIVITIES. Our net cash used in financing activities in 2012 was US$4.3 million, which was due to repayment of short-term borrowings of approximately US$4.3 million. Our net cash used in financing activities in 2011 was approximately US$6.2 million, US$5.8 million of which was used in our share repurchase program. Our net cash used in financing activities in 2010 was approximately US$12.4 million, which was primarily repayment of approximately US$12.5 million of short-term borrowings.

As we had effectively lost control over T2CN as a result of a dispute with its former Chief Executive Officer, we deconsolidated T2CN starting from July 1, 2010; therefore, our cash and cash equivalents decreased by approximately US$12.9 million during 2010.

We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, and cash obligations under our existing lease arrangements and license and other present requirements through 2013. We are seeking to dispose of certain of our investments made in certain game studios in Asia in 2013. The planned disposals are intended to free up approximately US$15 million to US$20 million for investment in new strategic growth initiatives, in line with our turnaround plans.

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

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$6.1 million, US$2.0 million and US$2.1 million for 2010, 2011, and 2012 respectively. Capital expenditures during 2012 were primarily for capitalized software development and computer hardware equipment for our Asian online game and service business. Our capital expenditure plans for 2013 will continue to focus primarily on software development and computer hardware equipment for our Asian online game and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Indebtedness

As of December 31, 2011 and 2012, short-term borrowings totaled US$11.8 million and US$7.7 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.30 percent to 7.54 percent for 2011, and 1.420 percent for 2012. The maturity dates fell in late January 2012 as of December 31, 2011, and fell in mid-January 2013 as of December 31, 2012. As of December 31, 2011 and 2012, the weighted-average interest rate on total short-term borrowings was 2.870 percent and 1.420 percent, respectively.

As of December 31, 2012, the total amount of unused lines of credit available for borrowing under these agreements was approximately US$6.9 million.

During the period from January 2013 to March 2013, we repaid certain short-term borrowings totaling US$22.9 million, and renewed short-term borrowing agreements totaling US$22.9 million.

We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to US$4.2 million and US$0 as of December 31, 2011 and 2012, respectively, in which time deposits pledged are recorded as restricted cash totaling US$3 million and US$0 as of December 31, 2011 and 2012, respectively.

Dividends From Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2011 and 2012, the legal reserves of Hoshin GigaMedia, which represent a component of our consolidated accumulated deficit, were US$3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiary with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances.

As of December 31, 2012, our Company’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of the VIE subsidiary in which our Company has no legal ownership, were approximately US$1.5 million.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our gaming software and service business, our Asian online game business and our new cloud computing business. For the years 2010, 2011 and 2012, we incurred US$7.3 million, US$2.0 million and US$1.5 million, respectively, on research and development activities.

D. Trend Information

In online games, the entire global business landscape is changing. Driven by the popularity of mobile phones and tablets and social networks, games are rapidly moving from PC-based formats to Web and mobile platforms. This in turn is causing changes in game content, as casual Web and mobile games require “light” content. In our market, Taiwan, the strongest demand is for casual browser/mobile games. Revenues clearly show this trend. Revenues for publishers of licensed PC-based games in Taiwan were basically flat in 2012 and profits declined. In contrast, revenues for companies focused on browser games grew at healthy double-digit rates.

We are now in the process of extending GigaMedia’s PC-based online games platform to Web-based/mobile “light” games. This will help us capitalize on the strong growth trends of Web-based/mobile games, particularly in Asia, and our expertise in casual or “light” games. We have a strong offering of casual games including Asian card-based games and MahJong and a good track record of developing and monetizing them, especially in the types of games that are most popular – casino games, such as poker, slots and MahJong. We are now leveraging that expertise to transition our game portfolio from client-based games designed for PC usage to Web-based games for social networks and mobile play.

In cloud computing, the convergence of cloud, social and mobile technologies is transforming how IT services are delivered to consumers and revolutionizing how companies connect internally and externally. Cloud solutions enable firms to either avoid deployment of a full-scale onsite IT infrastructure or replace an existing company’s internal IT infrastructure with an externally managed and hosted IT function. This is what is sometimes called ‘virtualization” of businesses. It is particularly helpful for SMEs as it brings many business benefits, including going to market faster and easier with lower capex costs.

In North America and Europe, a growing number of companies like RingCentral and 8x8 Inc have built successful businesses providing cloud computing services for SMEs. They have demonstrated that services such as hosted VoIP and cloud faxing reduce costs, increase flexibility, and drive SME productivity. However, in Taiwan and Asia, cloud services for SMEs is a largely untapped opportunity and lag the US in adoption. There are over one million SMEs in Taiwan and strong growth of cloud services regionally is forecast, driven by SMEs. The market for one segment of cloud services — business VoIP — in Asia is expected to grow at a 17% CAGR over the next five years, according to research by Global Industry Analysts, Inc. in 2013.

In Greater China, SMEs often have no dedicated IT staff, cannot afford investment in IT systems, still rely on legacy phone and paper-based fax systems, and work outside the office. They need affordable, efficient and mobile services to conduct business in and out of the office. These customer needs point to opportunities for integrated cloud services such as those provided by GigaCloud.

Our GigaCloud team has deep and wide knowledge in the SME market in Taiwan. We have developed an initial suite of cloud services to address the most critical needs of SMEs, including telephone, fax and storage services, which are all accessible anywhere, anytime on any smart device. We launched service in early April 2013 with tiered service offerings and special rates.

GigaCloud is an integrated platform of cloud services. Our software powers the front end and we integrate the backend solutions of our strategic technology partners.

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011, and 2012” for a discussion of the most recent trends in our operating costs and revenues since the end of 2012. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

	As of December 31, 2012
	Payment Due by Period (in US$ thousand)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	930	1,479	114	—	2,523
2. License fees*	189	—	—	—	189
3. Minimum guarantees against royalties	100	1,500	—	—	1,600

Total contractual cash obligations	1,219	2,979	114	—	4,312

*	According to our license contracts, the total license fee payable, assuming all milestones or conditions under such license contracts were met, is approximately US$5.7 million. Considering game performance, industry environment and business situation, management determined that certain license fees will unlikely become payable and such amount have not been included in the above table.

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

G. Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 4 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
CHIEN, Mo Na	69	Chairman of the Board and Executive Director	2012*/2012
HUANG, John Ping Chang	61	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012 **/2011
LIU, Nick Chia-En	51	Independent Non-Executive Director	2011 ***
HU ZEE, Nancy Jing-Ying	54	Independent Non-Executive Director	2003/2011****
LEE, Howe Yong	57	Independent Non-Executive Director	2004
TUNG, Casey Kuo Chong	62	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012*****/2011
HWANG, Collin	39	Chief Executive Officer and Director	2012******
CHEN, Dirk Chi-Ching	55	Chief Financial Officer and Director	2012*******/2011
HUANG, Billy Bing-Yuan	54	Independent Non-Executive Director	2013********

*	Mr. Mo Na CHIEN was appointed as Independent Non-Executive Director on August 2, 2010 and Executive Director on December 1, 2012. He was also appointed as Chairman of the Compensation Committee on March 15, 2011. Mr. Chien resigned as Chairman of the Compensation Committee on November 26, 2012 and was appointed as Chairman of the Board on November 5, 2012 following the resignation of Mr. Michael Y.J. DING, the former Chairman of the Board, on the same day.
**	Mr. John Ping Chang HUANG was appointed as Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
***	Mr. Nick Chia-En LIU was appointed as Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of Audit Committee on March 15, 2011.
****	Ms. Nancy Jing-Ying HU ZEE was appointed as Independent Non-Executive Director of the Board on July 30, 2003 and a member of Audit Committee and Compensation Committee on March 15, 2011. She resigned as a member of Audit Committee on November 15, 2011.
*****	Mr. Casey Kuo Chong TUNG was appointed as Independent Non-Executive Director of the Board on November 24, 2011, and Chairman of the Audit Committee on November 5, 2012. He was also appointed as a member of the Compensation Committee on March 18, 2013.

******	Mr. Collin HWANG was appointed as Chief Executive Officer of our Company following the resignation of Mr. John R. STRINGER, the former Chief Executive Officer, on November 22, 2012. Mr. Hwang was appointed as Director of the Board on November 9, 2012.
*******	Mr. Dirk Chi-Ching CHEN was appointed as Chief Financial Officer of our company following the resignation of Mr. Quincy TANG, the former Chief Financial Officer, on February 1, 2012. He was appointed as Director of the Board on November 24, 2011.
********	Mr. Billy Bing-Yuan HUANG was appointed as Independent Non-Executive Director of the Board and a member of Audit Committee on April 18, 2013.

Biographical information with respect to each of our directors and executive officers is set forth below.

Directors

MO NA CHIEN is the Executive Chairman of the board of directors of our Company. He is currently the chairman of the board of S.K. Machinery Co., Ltd., as well as supervisor of the board of the Taiwan Stock Exchange-listed microelectronics firm Maxtek Technology Co., Ltd, and director of the board of Chailease Holding Company Limited and Lian Hua Foods Corporation. Mr. Chien completed the senior executive program of MIT Sloan School of Management and holds a Bachelor of Arts degree from National Taiwan University.

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the firms Chailease Construction & Development Corp., Global Hospitality Group Inc., and Beijing He Qiao Property Management Co., Ltd. Mr. Huang holds a Bachelor of Arts degree from Soochow University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

NICK CHIA-EN LIU is an independent non-executive director of our Company. He was the managing director in Taiwan for a U.S. based game development company. Mr. Liu holds an MBA degree from the Stern School of Business at NYU and a bachelor’s degree from the University of Southern California.

NANCY JING-YING HU ZEE is an independent non-executive director of our Company. Ms. Hu is currently a director of NHL CPA Ltd. and serves as an independent director for Enterprise Development Holdings Limited, Evendata Holding Company Limited and Arich Enterprise Co., Ltd. Ms. Hu holds a bachelor’s degree from National Taiwan University, a master’s degree in computers from Barry University and a Master of Business Administration degree from Florida International University.

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

COLLIN HWANG is the CEO and a director of our Company. He currently serves as chairman of Datadot Technology Asia & Taiwan, a joint venture in Shanghai and Taipei with Australian-listed Datadot Technology Limited, a world-leading provider of identification technologies. He is also chairman of Taipei-based Cita Investment and Technology Development Co. Ltd., which invests in real estate, equities and business ventures across Asia, and chairman of Cita Aircargo Service Co. Ltd. in Taipei, one of the largest perishables logistics providers in SE Asia, where he began his career in 2000. Mr. Hwang holds a Master of Transport Management degree from the University of Sydney and a Bachelor of Construction Management degree from the University of New South Wales, Australia.

DIRK CHI-CHING CHEN is the CFO and a director of our Company. He has extensive financial leadership experience in international business and an excellent record of delivering corporate growth and strong financial performance. During a 30-year career with Chailease Finance Co., Ltd., a leading financial firm based in Taiwan with business operation in the Greater China, South East Asia, and North America, Dirk served the company in different key roles, including senior advisor, president and chief financial officer, and successfully led several important initiatives. He spearheaded growth in China, tripling the firm’s revenues in that market from 2005 to 2008. Following the 2008 financial crisis, he directed a turnaround team at the firm’s New York operations in 2009, developing solutions that contributed to significant improvements in financial performance. Dirk currently also serves as a non-executive director for Chailease Holdings Co., Ltd. and Chailease Finance Co. Ltd.

BILLY BING-YUAN HUANG is an independent non-executive director of GigaMedia. He has over 20 years of experience as an executive in the technology/media industry and a proven track record of driving growth. At The Walt Disney Company, where he serves as vice president responsible for the China, Hong Kong and Taiwan markets, he launched Disney Channel and Disney Junior Channel and expanded services to new online media. At Taiwan’s Videoland Communications, where he served as vice president from 1996-1998, Mr. Huang implemented a restructuring plan that transformed the business from an old production house into a modern cable television consortium distributing content for global television brands including CNN, Cartoon Network, and Discovery Channel. Prior to that, Mr. Huang was vice president of Fantasmic International, a public relations and advertising firm in Taipei, and held numerous positions with prominent advertising firms in Taipei. Mr. Huang earned a master’s degree in mass communication from Texas Tech University and has a bachelor’s degree in journalism from Chinese Culture University in Taipei. Mr. Huang is the younger brother of Mr. John Ping Chang Huang.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$1.7 million. For information on total amounts set aside by our Company to provide pension and retirement benefits, see note 20 to our consolidated financial statements.

As of December 31, 2012, the total outstanding number of share options granted to our directors and officers was 1,180,000, of which 104,400 shares were vested and 1,075,600 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was 10,000, of which 10,000 shares were vested. For more information on stock option plans and equity incentive plans, see “— E. Share Ownership” below.

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

Our audit committee currently consists of Casey Kuo-Chong TUNG, Nick Chia-En LIU and Billy Bing-Yuan HUANG. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit, subject to the appointment, replacement or removal from office of our independent public accountants as has been approved by our shareholders at our Annual General Meeting. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in NASDAQ Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements.

Our compensation committee currently consists of Nancy Jing-Ying HU ZEE and John Ping Chang HUANG. Our compensation committee reviews and evaluates the compensation and performance of executive officers, our Company’s general compensation plans and other employee benefit plans, and performs other duties and responsibilities pursuant to the compensation committee charter. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in NASDAQ Rules 5605(c)(2)(A)(i) and (ii).

D. Employees

In the years ended December 31, 2010, 2011 and 2012, our total employees were 489, 562, and 287 respectively.

As of March 31, 2013, we had a total of 288 employees, excluding part-time and temporary personnel and consultants. Of the total 288 employees as of March 31, 2013, 35 were located at our corporate headquarters, 19 were employed for our GigaCloud services, and 234 were employed for our online games business. All 288 employees were in Asia.

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2013:

Person	Number of Common Shares		Number of Shares Issuable upon exercise of options
HWANG, Collin	961,200		1,000,000
HU ZEE, Nancy Jing-Ying		*		*
LEE, Howe Yong		*		*
CHIEN, Mo Na	0			*
HUANG, John Ping Chang	0			*
LIU, Nick Chia-En	0			*
CHEN, Dirk Chi-Ching	0		0
TUNG, Casey Kuo Chong	0			*
Directors and Officers as a group	971,200		1,180,000

*	Less than 1 percent

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

In January 2012, options to purchase 20,000 shares of our Company’s common stock were granted at an exercise price of US$0.8101. These options will be vested annually from 2013 to 2015. In accordance with the terms of the vesting schedule, 34 percent of 20,000 options will be exercisable on or after the first anniversary of the grant date and the remaining 66 percent of 20,000 options will be exercisable annually from the second anniversary of the grant date to the third anniversary of the grant date.

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

In April 2010, we granted 323,310 RSUs to employees of our Company. In accordance with the terms of the lapsing schedule, the restrictions on transfer shall lapse with respective to 20, 20, and 60 percent respective of the RSUs from September 2011 to July 2013 so long as the employee is employed by or providing services to our Company.

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

In June 2012, options to purchase 450,000 shares of our Company’s common stock were granted at an exercise price of US$1.20. In accordance with the terms of the vesting schedule, 89 percent of 450,000 options will be exercisable upon fulfillment of conditions set by the CEO of the Company and the remaining 11 percent of the 450,000 options will be exercisable on the ending date of the third anniversary of the grant date.

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

In November 2012, options to purchase 1,000,000 shares of our Company’s common stock were granted at an exercise price of US$0.955. In accordance with the terms of the vesting schedule, 75 percent of 1,000,000 options will be exercisable upon fulfillment of conditions set by the Compensation Committee of the Board of Directors of the Company and the remaining 25 percent of the 1,000,000 options will be exercisable on the day after the third anniversary of the grant date.

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

Options

In 2010, 2011 and 2012, 200,500, 0 and 0 options were exercised, respectively, and cash received from the exercise of stock options was US$0.2 million, US$0 and US$0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

The options on ordinary shares of the Company outstanding as of December 31, 2012 are as follows:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	6,211	2.87 years	Under $1	5,191
$1~$10	2,383	6.40 years	$1~$10	1,777
$10~$20	616	4.65 years	$10~$20	616

	9,210			7,584

The number of total outstanding options as of December 31, 2012 is 9,210,191, which includes options with exercise prices of US$0.79, US$0.81, US$0.96, US$1.05, US$1.20, US$1.25, US$1.45, US$2.47, US$2.55, US$4.24, US$10.15, US$16.01 and US$16.6. During the financial year ended December 31, 2012, a total of 2,352,460 options granted pursuant to the 2004 Plan, the 2007 Plan, the 2008 Plan and the 2010 Plan had been forfeited. During the financial year ended December 31, 2011, a total of 1,347,500 options granted pursuant to the 2004 Plan, the 2006 Plan, and the 2007 Plan, the 2008 Plan and the 2009 Plan had been forfeited.

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

As of March 31, 2013, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

Outstanding Options Granted Under Our Employee Share Option Plans and Equity Incentive Plans

The following table summarizes, as of March 31, 2013, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
August 12, 2004	40,000	0.79	June 29, 2014
December 1, 2008	20,000	4.24	June 19, 2018
May 13, 2010	40,000	2.47	May 13, 2020
May 20, 2011	60,000	1.25	May 20, 2021
January 5, 2012	20,000	0.8101	January 5, 2022
November 26, 2012	1,000,000	0.955	November 26, 2022
Total	1,180,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of April 17, 2013 by each shareholder known by us to own more than 5 percent of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	21.29%

(1)	Through Best Method Limited, a British Virgin Islands company, Andre Koo has a beneficial ownership of 10,799,999 common shares of our Company.

As of April 17, 2013, we had 50,719,976 Shares outstanding, of which 39,919,977 Shares representing approximately 78.71 percent of our total outstanding Shares were not held by our major shareholders as disclosed above. As of April 17, 2013, there were 39,519,810 Shares held by 13 record holders, including nominee holders, with a registered address in the United States

The amounts and percentages of common shares beneficially owned are reported on the basis of regulations of the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. None of our major shareholders have voting rights different from those of our other shareholders.

B. Related Party Transactions

We have engaged from time to time in various transactions with related parties.

Except for the following transactions, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

Borrowings

In 2010 and 2011, to support our current operations we had short-term indebtedness from Waterland Financial Holdings (“Waterland”), a key manager of which was one of our directors. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2010 and 2011 were $1.5 million and $1.7 million, respectively. As of December 31, 2011 and 2012, we did not have any indebtedness owed to Waterland.

Loan Receivables

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations at an interest rate of 7 percent per annum. In addition, from September to December 2010, we loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the balance of this loan receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon. See note 16 to our consolidated financial statements for additional information.

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

Our Shares have been listed and traded on the NASDAQ Stock Market since February 18, 2000.

The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Stock Market.

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2008	$20.70	$2.90
2009	$7.47	$3.04
2010	$3.32	$1.40
2011	$1.60	$0.80
2012	$1.49	$0.81

	Common Shares
	High	Low
Year Ending December 31, 2011	(in US$)
First quarter	$1.56	$1.03
Second quarter	$1.60	$1.11
Third quarter	$1.31	$0.80
Fourth quarter	$1.06	$0.80

	Common Shares
	High	Low
Year Ending December 31, 2012	(in US$)
First quarter	$1.49	$0.81
Second quarter	$1.32	$1.08
Third quarter	$1.16	$1.01
Fourth quarter	$1.08	$0.89

	Common Shares
	High	Low
	(in US$)

Quarter Ending March 31, 2013	$1.20	$0.97

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2012	$1.05	$0.91
November 2012	$1.08	$0.92
December 2012	$1.02	$0.89
January 2013	$1.08	$0.97
February 2013	$1.18	$1.08
March 2013	$1.20	$1.02
April 2013 (only through April 16, 2013)	$1.06	$1.00

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended memorandum and articles of association contained in our annual report for the year ended December 31, 2007 on Form 20-F (File No. 000-30540), filed with the SEC on June 30, 2008.

As of March 31, 2013, an aggregate of 50,719,976 shares have been issued and are outstanding.

There are no limitations imposed by Singapore law or by our Articles of Association on the right of a non-resident or foreign owner to hold or vote the Shares.

C. Material Contracts

The following are summaries of our material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding the date of this annual report. However, these summaries may not contain all the information important to you. For more complete information, you should read the entire agreements, which have been included as exhibits to this annual report.

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

Sale of IAH

Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Management Capital International Limited, and Roland Ong Toon Wah dated July 2, 2012, and

Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited and Roland Ong Toon Wah dated July 2, 2012

On July 2, 2012 GigaMedia Asia, IAH, MCIL, and ROTW entered into a series of agreements whereby GigaMedia Asia agreed to sell to MCIL 1,463,930 Class A shares of IAH (representing 6.48% of the issued and outstanding shares of IAH), 1,208,881 Class B shares of IAH (representing 53.52% issued and outstanding shares), and to IAH 100% of the shares in Spring Asia Limited (“Spring Asia”) held by GigaMedia through IAH. The total purchase price was US$3 million for the Spring Asia shares, and US$1.00 for the IAH shares, excluding taxes. All consideration for the Spring Asia shares was to be paid in four equal installments of US$750,000 through a nine month period. The parties also executed other ancillary agreements on the same date, including the IAH Shareholders Agreement (among MCIL, GigaMedia Asia, ROTW and IAH), Share Charge Agreement (between IAH and GigaMedia Asia), and an Escrow Agreement (among IAH, GigaMedia Asia, and Trident Trust Company (Singapore) Pte. Limited).

Settlement Agreement among Infocomm Asia Holdings Pte. Ltd., Management Capital International Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited, and Roland Ong Toon Wah dated April 17, 2013

IAH, MCIL, GigaMedia Asia, Spring Asia, and ROTW entered into a Settlement Agreement, dated April 17, 2013, whereby IAH and/or ROTW agreed to pay GigaMedia Asia on or before May 2, 2013 all of the outstanding Spring Asia purchase price of US$2.25 million plus interest of US$8,390. In additional, MCIL will purchase all of the 451,830 IAH ordinary shares held by GigaMedia at a purchase price of US$1 million on May 2, 2013.

Sale of XL Games

Share Purchase Agreement between GigaMedia Capital Limited (“GigaMedia Capital”) and Neowiz Corporation (“Neowiz”) dated August 8, 2012

On August 8, 2012, GigaMedia Capital entered into a Share Purchase Agreement with Neowiz, whereby GigaMedia Capital sold to Neowiz 400,000 preferred shares of XL Games representing approximately 7.2727% of the total number of issued and outstanding shares of XL Games, at a purchase price of US$6,889,900. GigaMedia Capital and Neowiz also executed two license agreements, one for GigaMedia Capital to license to Neowiz certain game software for a fee of US$1.5million, and the other for Neowiz to grant GigaMedia a non-exclusive license in Taiwan, Hong Kong, Macau and Southeast Asia on certain game software free of any license fee for three years.

Other Material Contracts

Other material contracts are incorporated by reference to our annual reports for the year ended December 31, 2009, for the year ended December 31, 2010 and for the year ended December 31, 2011 on Form 20-F (File No. 000-30540) and for additional information on our material contracts, see Item 7, “Major Shareholders and Related Party Transactions — B. Related Party Transactions” in this annual report.

D. Exchange Controls

Foreign investment regulations of PRC may affect our ability to retrieve our capital investments in China. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the State Administration of Foreign Exchange (SAFE) or its local competent branches. Foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current-account transactions at banks in the PRC with authorization to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE or its local competent branches is a pre-condition. Capital investments by foreign-invested enterprises outside the PRC are subject to limitations and requirements in the PRC, such as prior approvals from the Ministry of Commerce, or MOFCOM, SAFE and the National Development and Reform Commission of the PRC.

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

U.S. Tax Considerations

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a discussion of certain U.S. federal income tax considerations for investors in Shares that are U.S. persons (as defined below). This discussion is based on U.S. federal income tax law as in effect on the date hereof, which is subject to differing interpretations or change, possibly on a retroactive basis. This discussion applies only to U.S. persons that will acquire the Shares and will hold the Shares as “capital assets” (generally, property held for investment). This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are a:

•	bank;

•	broker-dealer;

•	financial institution or insurance company;

•	tax-exempt entity;

•	person holding Shares as part of a straddle, hedge, conversion or other integrated investment;

•	a person owning, actually or constructively, 10 percent or more of the combined voting power of all classes of our stock;

•	a person whose “functional currency” is not the U.S. dollar;

•	.a partnership or a partner of such partnership; or

•	a trader in securities that has elected the mark-to-market method of accounting for securities.

This discussion does not address any U.S. state, local or non-United States tax considerations, or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. person” means:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has otherwise elected to be treated as a U.S. person under the Internal Revenue Code.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you are urged to consult your tax advisor as to the particular U.S. federal income tax consequences of an investment in the Shares that is applicable to you.

You are urged to consult your tax advisor concerning the particular U.S. federal, state, local and non-United States income and other tax considerations regarding the ownership and disposition of the Shares, including the application of the passive foreign investment company rules discussed below. Investors should carefully review the discussion below under “—Passive Foreign Investment Company Rules.”

Passive Foreign Investment Company

Due to the price of our Shares during 2012 and the composition of our assets (in particular, the retention of a large amount of cash and our significant portfolio of investment securities), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2012, and we will likely be a PFIC for our current taxable year ending December 31, 2013 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock.

If we are classified as a PFIC for any taxable year during which you hold Shares, and unless you make a mark-to-market election (as described below), you will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to you (which generally means any distribution received by you in a taxable year that is greater than 125 percent of the average annual distributions received by you in the three preceding taxable years or your holding period for the Shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our Shares. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over your holding period for the Shares;

•	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are “regularly traded” on a “qualified exchange”. Although we believe that, based on the current level of trading activity of our Shares on the NASDAQ Global Market, the Shares should qualify as being regularly traded on a qualified exchange, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. If you make this election, you will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. person who has held Shares during any taxable year in which we are classified as PFIC and continues to hold such Shares (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Shares. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide the U.S. persons with the information necessary to permit U.S. persons to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Each U.S. person who holds a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. person holds Shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the Shares, any gain realized on the disposition of the Shares, and any “reportable election.” You are urged to consult your tax advisor regarding the application of the PFIC rules, including the possibility of making a mark-to-market election.

Taxation of Dividends

Except as discussed above with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on the NASDAQ Global Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations.

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

Dividends will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will constitute passive category income. A U.S. person may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares. A U.S. person who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. Accordingly, you are urged to consult your tax advisor regarding the availability of a foreign tax credit under your particular circumstances.

Sale or other disposition of Shares

Except as discussed above with respect to the passive foreign investment company tax rules, a U.S. person generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our Shares in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the Shares. Such gain or loss generally will be long-term (taxable at a reduced rate for individuals) if, on the date of sale or disposition, the Shares were held by the holder for more than one year and will generally be treated as gain or loss from U.S. sources for foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the consequences if a foreign withholding tax is imposed on a disposition of Shares, including the availability of the foreign tax credit under your particular circumstances.

Backup Withholding and Information Reporting

U.S. persons may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). You are advised to consult your tax advisor regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. person who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

You may also request a copy of our SEC filings, at no cost, upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 11492, Taiwan R.O.C, or by e-mail to: Brad.Miller@Gigamedia.com. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

As of December 31, 2012, we had bank deposits of approximately US$2.4 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recorded a realized foreign exchange loss of approximately US$32 thousand and unrealized foreign exchange gain of approximately US$473 thousand in the year ended December 31, 2012.

As of December 31, 2012, we had available-for-sale marketable securities and investments of approximately US$25.7 million which were denominated in foreign currencies other than measurement currencies of the entity holding such assets. Future fluctuation of the exchange rates could impact the periodic impairment assessment on other-than-temporary loss of these assets.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10 percent change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of approximately 2.0 percent in our total equity as of December 31, 2012.

Interest Rate Risk

Our exposure to interest rates relates primarily to our short-term loans from various banks. The variations in fair value of the marketable securities that we owned as of December 31, 2012 do not have direct relationship with interest rates changes. As of December 31, 2012, we had no investment in fixed-income or money market investment funds. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. Increases in interest rates of the loans will increase our interest expenses. As of December 31, 2012, we had approximately US$7.7 million of short-term loans, with a weighted average interest rate of approximately 1.42 percent. Based on our sensitivity analysis with respect to our short-term loans, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“US GAAP”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorizations of our management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2012 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by GHP Horwath, P.C., our independent registered public accounting firm, who has also audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, which appears on pages F-1 and F-2 of this annual report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Casey Kuo Chong TUNG, an independent director and member of our audit committee, is the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005, May 10, 2006 and February 13, 2009 in order to conform certain provisions in it with our newly adopted anti-fraud policy. The code of ethics was also amended on April 30, 2010 to incorporate non-competition and non-solicitation provisions. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8 th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., or by e-mail to: Brad.Miller@Gigamedia.com.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by GHP Horwath, P.C. for services performed relating to the fiscal years ended December 31, 2011 and 2012.

For the Years Ended December 31,	2011	2012
	(in US$)	(in US$)
Audit Fees	835,898	702,452
Audit-Related Fees	0	8,060
Tax Fees	18,096	18,461
All Other Fees	0	0

A. Audit Fees

Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

B. Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, and are not reported under the paragraph captioned “Audit Fees” above. Audit related fees billed in 2012 consisted of accounting consultations in connection with business dispositions.

C. Tax Fees

Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns, and tax advisory services.

D. All Other Fees

All other fees are fees billed for services provided by the independent registered public accounting firm other than the services reported as audit fees, audit-related fees and tax fees above. No other fees were billed during 2011 and 2012.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2010, 2011 and 2012 — Share Repurchase Program” in this annual report.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Summary of Significant Differences in Corporate Governance Practices

Our Shares are currently listed on the NASDAQ Stock Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ as being applicable to listed companies. Under NASDAQ Rule 5615(a)(3), a foreign private issuer such as our Company may follow its home country practice in lieu of the requirements of the NASDAQ Rule 5600 Series, with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirements. In addition, NASDAQ has amended its Rule 5615(a)(3) to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ. However, a foreign private issuer must disclose in its annual report filed with the SEC each requirement it does not follow and the alternative home country practice it does follow.

We are incorporated under the laws of Singapore. We currently comply with the specifically mandated provisions of NASDAQ Rule 5615(a)(3). We are currently exempt from the DRS eligibility provisions of NASDAQ Rule 5255(c) as we are not allowed to issue of non-certificated securities under Singapore law. See Item 9, “The Offer and Listing” in this annual report. We have elected to voluntarily comply with other requirements of NASDAQ Rule 5615(a)(3) in all material aspects, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of NASDAQ Rule 5615(a)(3).

ITEM 16H. MINE SAFETY DISCLOSURE

NOT APPLICABLE

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

Page
(a) Report of Independent Registered Public Accounting Firm	F-1 F-2
(b) Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3 F-4
(c) Consolidated Statements of Income (Loss) for the years ended December 31, 2010, 2011 and 2012	F-5
(d) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2011 and 2012	F-6
(e) Consolidated Statements of Equity for the years ended December 31, 2010, 2011 and 2012	F-7
(f) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-8 F-9
(g) Notes to the consolidated financial statements	F-10 F-91

ITEM 19. EXHIBITS

EXHIBIT	INDEX

1.1	Amended Memorandum and Articles of Association of our Company, incorporated by reference to Exhibit 1.3 to our annual report for the year 2006 on Form 20-F filed with the SEC on June 29, 2007

8.1	List of Subsidiaries#

10.1	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Management Capital International Limited, and Roland Ong Toon Wah dated July 2, 2012#

10.2	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited and Roland Ong Toon Wah dated July 2, 2012#

10.3	Share Purchase Agreement between GigaMedia Capital Limited and Neowiz Corporation dated August 8, 2012#

12.1	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act#

12.2	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act#

13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#

15.1	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm#

#	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ Collin Hwang
Collin Hwang
Chief Executive Officer
Date: April 30, 2013

GHP Horwath, P.C.
Member Crowe Horwath International
1670 Broadway, Suite 3000
Denver, Colorado 80202
+1 303.831.5000
+1 303.831.5032 Fax www.GHPHorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ GHP HORWATH, P.C.

April 30, 2013

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2012

(in thousands)

	December 31
	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 11)	$63,997	$62,731
Marketable securities - current (Note 12)	42,347	17,773
Accounts receivable - net (Note 13)	6,451	2,829
Prepaid expenses	1,574	801
Restricted cash (Note 17)	3,000	—
Other current assets (Notes 14 and 25)	1,551	1,001

Total Current Assets	118,920	85,135

Marketable securities - noncurrent (Note 15)	7,084	4,292

Investments (Note 16)	8,315	5,223

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,237	1,243
Information and communication equipment	7,651	3,986
Office furniture and fixtures	928	295
Leasehold improvements	1,781	455
Other	336	28

	11,933	6,007
Less: Accumulated depreciation	(7,645)	(4,058)

	4,288	1,949

GOODWILL (Note 7)	28,437	16,934

INTANGIBLE ASSETS - NET (Note 8)	15,534	15,675

OTHER ASSETS
Refundable deposits	1,777	392
Prepaid licensing and royalty fees (Notes 9 and 27)	7,103	8,644
Other (Note 6)	248	2,150

Total Other Assets	9,128	11,186

TOTAL ASSETS	$191,706	$140,394

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2011 AND 2012

(in thousands)

	December 31
	2011	2012
LIABILITIES & EQUITY
CURRENT LIABILITIES
Accounts payable	$1,831	$324
Accrued compensation	2,100	1,233
Accrued expenses (Note 18)	10,634	5,182
Short-term borrowings (Notes 17 and 26)	11,774	7,748
Other current liabilities (Note 19)	9,319	7,160

Total Current Liabilities	35,658	21,647

OTHER LIABILITIES
Accrued pension liabilities (Note 20)	171	281
Other (Notes 21 and 25)	1,015	573

Total Other Liabilities	1,186	854

Total Liabilities	36,844	22,501

COMMITMENTS AND CONTINGENCIES (Note 27)	—	—

SUBSIDIARY PREFERRED SHARES (Note 22)
Par value $1, redeemable; convertible; issued and outstanding 2,018 thousand shares on December 31, 2011	1,786	—

EQUITY (Note 23)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 50,720 thousand shares on December 31, 2011 and 2012	304,672	304,851
Accumulated deficit	(162,951)	(178,241)
Accumulated other comprehensive (loss) income	14,351	(8,379)

Total GigaMedia shareholders’ equity	156,072	118,231

Noncontrolling interest	(2,996)	(338)

Total Equity	153,076	117,893

TOTAL LIABILITIES AND EQUITY	$191,706	$140,394

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands except for earnings per share amounts)

	2010	2011	2012
OPERATING REVENUES
Gaming software and service revenues	$25,820	$—	$—
Asian online game and service revenues	38,862	34,367	27,470

Total	64,682	34,367	27,470

OPERATING COSTS
Cost of gaming software and service revenues	(4,010)	—	—
Cost of Asian online game and service revenues	(17,103)	(14,413)	(11,388)

	(21,113)	(14,413)	(11,388)

GROSS PROFIT	43,569	19,954	16,082

OPERATING EXPENSES
Product development and engineering expenses	(7,301)	(1,956)	(1,471)
Selling and marketing expenses	(21,589)	(10,079)	(8,377)
General and administrative expenses	(31,780)	(18,101)	(13,384)
Bad debt expense (Notes 13 and 14)	(1,639)	(1,820)	(169)
Impairment loss on property, plant and equipment	(278)	—	—
Impairment loss on goodwill (Notes 7 and 10)	(2,255)	(5,097)	(12,489)
Impairment loss on intangible assets (Note 10)	(1,330)	(2,583)	(15)
Impairment loss on prepaid licensing and royalty fees (Notes 9 and 10)	(870)	(247)	(702)
Impairment loss on deconsolidation of T2CN (Note 5)	(22,234)	—	—
Other	(1,989)	—	(49)

	(91,265)	(39,883)	(36,656)

LOSS FROM OPERATIONS	(47,696)	(19,929)	(20,574)

NON-OPERATING INCOME (EXPENSES)
Interest income	956	762	283
Gain on sales of marketable securities (Notes 12 and 15)	—	6,299	5,665
Interest expense	(370)	(426)	(247)
Foreign exchange gain (loss)	(606)	(365)	434
Loss on disposal of property, plant and equipment	(125)	(49)	(208)
Gain (loss) on equity method investments - net (Note 16)	(20,770)	(47,869)	234
Gain on sale of T2CN (Note 5)	—	4,739	—
Impairment loss on marketable securities and investments (Note 10)	(4,677)	(13,327)	(1,193)
Gain on deconsolidation and sale of the gaming software and service business (Note 6)	79,140	—	2,480
Recovery of loss on termination of third-party contract (Notes 4 and 10)	—	2,012	—
Gain on fair value changes of warrant derivative (Note 10)	2,595	—	—
Other	221	518	201

	56,364	(47,706)	7,649

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	8,668	(67,635)	(12,925)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	(7,260)	245	(671)

INCOME (LOSS) FROM CONTINUING OPERATIONS	1,408	(67,390)	(13,596)
LOSS FROM DISCONTINUED OPERATIONS - NET OF TAX (Note 6)	(128)	(4,188)	(2,521)

NET INCOME (LOSS)	1,280	(71,578)	(16,117)
LESS: NET LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	1,370	366	827

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$2,650	($71,212)	($15,290)

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA:
Income (loss) from continuing operations - net of tax	$2,778	($67,024)	($12,769)
Loss from discontinued operations - net of tax	(128)	(4,188)	(2,521)

	$2,650	($71,212)	($15,290)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Income (loss) from continuing operations	$0.05	($1.23)	($0.25)
Loss from discontinued operations	—	(0.08)	(0.05)

Net income (loss)	$0.05	($1.31)	($0.30)

Diluted:
Income (loss) from continuing operations	$0.04	($1.23)	($0.25)
Loss from discontinued operations	—	(0.08)	(0.05)

Net income (loss)	$0.04	($1.31)	($0.30)

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic	55,834	54,268	50,720

Diluted	59,291	54,268	50,720

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS DECEMBER 31, 2010, 2011 AND 2012

(in thousands)

	2010	2011	2012
NET INCOME (LOSS)	$1,280	($71,578)	($16,117)
OTHER COMPREHENSIVE INCOME - NET OF TAX:
Unrealized gain (loss) on marketable securities	21,789	16,167	(24,004)
Defined benefit pension plan adjustment	31	69	(323)
Foreign currency translation adjustments	4,756	(1,813)	1,814
Deconsolidation of subisidiaries	(1,311)	—	2,799

	25,265	14,423	(19,714)

COMPREHENSIVE INCOME (LOSS)	26,545	(57,155)	(35,831)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	1,278	366	(2,189)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$27,823	($56,789)	($38,020)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit (Note 23)	Accumulated other comprehensive income (loss)	Noncontrolling interest
	Shares	Amount				Total
Balance as of January 1, 2010	54,995	$304,379	($94,389)	($25,245)	$1,615	$186,360
Issuance of common shares from exercise of stock options and RSUs	402	174	—	—	—	174
Stock-based compensation	—	2,961	—	—	53	3,014
Acquisition of IAHGames (Note 4)	866	2,192	—	—	1,192	3,384
Acquisition of UIM (Note 3)	—	178	—	—	(578)	(400)
Deconsolidation of T2CN (Note 5)	—	(552)	—	—	(3,276)	(3,828)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(148)	(148)
Net income	—	—	2,650	—	(1,370)	1,280
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	21,789	—	21,789
Defined benefit pension plan adjustment	—	—	—	31	—	31
Foreign currency translation adjustments	—	—	—	4,744	12	4,756
Deconsolidation of T2CN (Note 5)	—	—	—	(1,391)	80	(1,311)

Total comprehensive income	—	—	—	—	—	26,545

Balance as of December 31, 2010	56,263	309,332	(91,739)	(72)	(2,420)	215,101
Issuance of common shares from exercise of stock options and RSUs	79	—	—	—	—	—
Stock-based compensation	—	1,165	—	—	—	1,165
Acquisition of OneNet	—	—	—	—	111	111
Share repurchase and retirement of common shares (Note 23)	(5,622)	(5,825)	—	—	—	(5,825)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(321)	(321)
Net loss	—	—	(71,212)	—	(366)	(71,578)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	16,167	—	16,167
Defined benefit pension plan adjustment	—	—	—	69	—	69
Foreign currency translation adjustments	—	—	—	(1,813)	—	(1,813)

Total comprehensive loss	—	—	—	—	—	(57,155)

Balance as of December 31, 2011	50,720	304,672	(162,951)	14,351	(2,996)	153,076
Stock-based compensation	—	179	—	—	—	179
Reversal of cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	469	469
Net loss	—	—	(15,290)	—	(827)	(16,117)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	(24,004)	—	(24,004)
Defined benefit pension plan adjustment	—	—	—	(323)	—	(323)
Foreign currency translation adjustments	—	—	—	1,814	—	1,814
Deconsolidation of IAHGames (Note 6)	—	—	—	(217)	3,016	2,799

Total comprehensive loss	—	—	—	—	—	(35,831)

Balance as of December 31, 2012	50,720	$304,851	($178,241)	($8,379)	($338)	$117,893

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands)

	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,280	($71,578)	($16,117)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,092	2,080	1,224
Amortization	2,779	2,314	2,204
Stock-based compensation	3,014	1,165	179
Gain on deconsolidation and sale of gaming software and service business	(79,140)	—	(2,480)
Impairment loss on property, plant and equipment	278	—	—
Impairment loss on goodwill	2,255	5,097	12,489
Impairment loss on intangible assets	1,330	2,583	15
Impairment loss on prepaid licensing and royalty fees	870	247	702
Provision for bad debt expenses	1,639	1,820	169
Loss on disposal of property, plant and equipment	125	49	208
Gain on sales of marketable securities	—	(6,299)	(5,665)
Gain on sale of T2CN	—	(4,739)	—
Loss (gain) on equity method investments	20,770	47,869	(234)
Impairment loss on marketable securities and investments	4,677	13,327	1,193
Impairment loss on deconsolidation of T2CN	22,234	—	—
Gain on cancellation of warrant liabilities	—	(665)	—
Gain on fair value changes of warrant derivative	(2,595)	—	—
Other	(125)	200	377
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	3,263	(153)	1,537
Prepaid expenses	(2,992)	871	755
Other current assets	2,215	865	(174)
Accounts payable	1,867	(336)	(515)
Accrued expenses	3,519	(452)	(59)
Accrued compensation	1,667	(2,139)	(831)
Player account balances	229	—	—
Other current liabilities	4,568	(1,334)	(467)
Accrued pension liabilities	(39)	128	110
Prepaid licensing and royalty fees	(3,855)	(3,007)	(2,397)
Other	(847)	(361)	454

Net cash used in operating activities	(8,922)	(12,448)	(7,323)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	(4,068)	2,000	3,694
Cash dividends received from equity method investees	945	1,907	—
Proceeds from disposal of marketable securities	—	9,899	8,610
Divestiture of business, net of cash transferred	—	4,739	(1,308)
Purchase of property, plant and equipment	(3,784)	(768)	(429)
Proceeds from disposal of property, plant and equipment	119	117	76
Prodeeds from disposal of businesses, net of transaction costs	85,669	—	1,735
Purchase of marketable securities	(1,500)	—	—
Purchase of investments	(5,261)	—	—
Purchase of intangible assets	(2,317)	(1,274)	(1,679)
Acquisitions, net of cash acquired	(5,831)	11	—
Advances to equity investees	(13,804)	(5,243)	—
Decrease (increase) in refundable deposits	(146)	185	428
Other	—	(22)	(10)

Net cash provided by investing activities	50,022	11,551	11,117

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands)

	2010	2011	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment of short-term borrowings	(12,543)	(400)	(4,348)
Repurchase and retirement of common shares	—	(5,825)	—
Cash received from the exercise of stock options	174	—	—
Other	5	—	—

Net cash used in financing activities	(12,364)	(6,225)	(4,348)

Exchange difference	(410)	130	(712)

Deconsolidation of T2CN	(12,903)	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,423	(6,992)	(1,266)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	55,566	70,989	63,997

CASH AND CASH EQUIVALENTS AT END OF YEAR	$70,989	$63,997	$62,731

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$313	$436	$248

Income tax paid during the year	$3,799	$783	$121

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in unrealized holding gain (loss) on available-for-sale securities	$21,789	$16,167	($24,004)

Issuance of common shares for acquisition	$2,192	$—	$—

Transfer of marketable securities from current to non-current	$—	$42,347	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 1. BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Business Overview

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a provider of online entertainment software and services, with headquarters in Taipei, Taiwan. In the second half year of 2012, we also began developing the business of providing cloud computing services, which launched in March 2013.

Through July 31, 2012, we conducted our online entertainment business in two business segments: the gaming software and service business, which develops and licenses software for online real-money gaming solutions and applications; and the Asian online game and service business, which develops a wide range of online games for the Asian and worldwide market.

In April 2010, we sold a 60 percent interest in our online gaming software and service business to Mangas Gaming S.A.S., a French Corporation, now renamed as BetClic Everest Group (“BEG”). Our retained non-controlling interest in the online gaming software and service business was sold to BEG in July 2012. (See Note 6, “Divestitures”, for additional information.)

Our gaming software and service business developed and licensed online poker and casino gaming software solutions and application services, primarily targeting continental European markets. Prior to our disposal of the remaining ownership, through our equity investment, the gaming software and service business offered software solutions for online gaming, which was licensed under a software license and support service contract.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players across Asia, including Greater China and Southeast Asia.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for small-to-medium enterprises in Greater China to increase flexibility, efficiency and competitiveness. The business launched in late March 2013.

(b) Basis of Presentation

The gaming software and service business does not qualify as a component that may be reported as discontinued operations due to our significant continuing involvement in the component after the initial disposal of our 60 percent interest in 2010. After the sale transaction was completed in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining interest under the equity method of accounting until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. (See Note 6, “Divestitures”, for additional information.)

Discontinued Operations

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable-interest entity controlled through a series of contractual arrangements. Therefore the results of these entities are reported as discontinued operations for all periods presented. (See Note 6, “Divestitures”, for additional information.)

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Foreign Currency Translation

The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2010, 2011 and 2012 were $(22.6) million, $(24.4) million, and $(22.8) million, respectively.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Online game revenues are earned through the sale of online game points, prepaid cards, game packs, through the sublicensing of certain games to distributors and through licensing fee revenues. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We report sales of virtual online game points and licensing fee revenues on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

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

Gaming Software and Service Revenues

Prior to our sale of a majority interest in the online gaming software and service business in April 2010, gaming software and service revenues were related to software products we developed and licensed and support services we provided for online real-money gaming solutions and applications.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Marketable Securities

All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the Consolidated Statements of Income (Loss). (See Note 10, “Fair Value Measurements”, for additional information.)

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Leasehold improvements are depreciated over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in November 2012, and which expire no later than September 2013. As of December 31, 2011 and 2012, the carrying amount of the land and buildings under lease was approximately $1.3 million and $1.2 million, respectively. The rental income under the operating lease amounted to $41 thousand, $72 thousand and $74 thousand for 2010, 2011 and 2012, respectively. The minimum rental income to be received under this operating lease is $53 thousand through September 2013.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Goodwill is tested for impairment annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. In connection with our goodwill impairment test, we first assess qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

Intangible assets with indefinite useful lives are tested for impairment at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future discounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations. In connection with our impairment test for the intangible assets with indefinite useful lives, we first assess qualitative factors as a basis for determining whether it is necessary to perform the quantitative impairment test.

Long-lived assets other than goodwill and intangible assets not being amortized are tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations.

(See Note 10, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Advertising

Direct-response advertising costs incurred in relation to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized as expense in the Consolidated Statements of Income (Loss) over the estimated lives of customer relationships. Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred. Subsequent to the sale of a majority interest in the online gaming and software service business in April 2010, deferred costs related to advertising have not been significant.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Advertising expenses incurred in 2010, 2011 and 2012 totaled $12.7 million, $3.5 million and $3.2 million, respectively. As of December 31, 2011 and 2012, prepaid advertising amounted to $110 thousand and $1 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the Consolidated Statements of Income (Loss) on a straight-line basis over the lease periods.

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

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statements of Income (Loss) based on the employees’ respective function.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2011 and 2012, basic and diluted loss per share are the same.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Reclassifications

The presentation of certain amounts in our 2011 Consolidated Financial Statements have been reclassified to conform to the presentation in our Consolidated Financial Statements as of and for the year ended December 31, 2012.

Recent Accounting Pronouncements

In February 2013, Accounting Standards Update (“ASU”) guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for our fiscal year beginning January 1, 2013 with early adoption permitted. We do not expect the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued updated guidance that simplifies the impairment test for intangible assets not subject to amortization. For its annual and interim impairment test for intangible assets, an entity may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted the updated guidance for our annual impairment test for intangible assets not subject to amortization in 2012. The adoption of this guidance had no impact on our consolidated financial position, results of operations, or cash flows.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In June 2011, the ASU guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. We adopted the new guidance and its deferral and opted to present the total of comprehensive income in two separate but consecutive statements. The adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

NOTE 2. EARNINGS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2010	2011	2012
Weighted average number of outstanding shares
Basic	55,834	54,268	50,720
Effect of dilutive securities
Employee share-based compensation	3,457	—	—

Diluted	59,291	54,268	50,720

Options to purchase 1,432 thousand and 1,444 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2011 and 2012, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 3. VARIABLE-INTEREST ENTITIES

Shanghai JIDI

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, through June 2012 we operated our Asian online game and service business in the People’s Republic of China (“PRC”) through our VIE, Shanghai JIDI. We had no ownership interest in Shanghai JIDI and relied on a series of contractual arrangements that were intended to give us effective control over Shanghai JIDI. Those contractual arrangements were duly executed and the share pledge agreements were registered with local government authority in compliance with PRC legal requirements. In June 2012, our board of directors approved a plan to dispose of Shanghai JIDI. As a result, Shanghai JIDI’s operations have been accounted for as discontinued operations. (See Note 6, “Divestitures”, for additional information.) Therefore, we still effectively control Shanghai JIDI, and are therefore the primary beneficiary of Shanghai JIDI. Shanghai JIDI was established in December, 2010 and is effectively controlled by us through a series of contractual arrangements. Shanghai JIDI holds an Internet Content Provider (“ICP”) license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI have been included in our consolidated financial statements since January 2011.

For the years ended December 31, 2011 and 2012, total revenues and net loss of Shanghai JIDI (which are included within discontinued operations) were as follows:

(in US$ thousands)	2011	2012
Total revenues	$29	$100

Net loss	$(2,110)	$(888)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Ultra Internet Media, S.A. (“UIM”)

Through the date of our sale of a majority interest in the gaming software and service business to BEG in April 2010, we had a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allowed us to charge UIM a percentage of its gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varied depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were the primary beneficiary of UIM. As a result of such determination, we had incorporated the financial results of UIM into our Consolidated Financial Statements, even though we did not own any of UIM’s equity. In connection with the sale to BEG, we purchased 100 percent of the ownership in UIM from its shareholders for $400 thousand and adjusted additional paid-in capital and noncontrolling interest by approximately $178 thousand and $(578) thousand, respectively.

For the period from January to March 2010, total revenues and net income of UIM were as follows:

(in US$ thousands)	2010
Total revenues	$25,820

Net income	$1,514

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately $2.5 million, $20.9 million and $18.4 million, respectively, as of July 1, 2010 (the date of deconsolidation). For the period from January to June 2010, total revenues and net income in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou recorded in our Consolidated Financial Statements were as follows:

(in US$ thousands)	2010
Total revenues	$10,126

Net income	$834

NOTE 4. ACQUISITIONS

IAHGames

In July 2010, we began consolidating Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia. We acquired IAHGames in order to enhance our position in the online game market in Southeast Asia and strengthen our online entertainment product portfolio. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.

As of December 31, 2011, we owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represented a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames, together with the sale of a 100 percent ownership in Spring Asia Limited (“Spring Asia”), which has a 30 percent interest in Game First International Corporation (“GFI”). We retained a 20 percent ownership in IAHGames. Upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method. (See Note 6, “Divestitures” and Note 29, “Subsequent Event”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the year ended December 31, 2010 as if we controlled 80 percent of the total outstanding voting rights of IAHGames and consolidated IAHGames as of the beginning of the period presented:

2010
(in US$ thousands, except per share figures)	Unaudited
Net revenue	$69,403
Loss from operations	(50,378)
Net loss	(1,570)
Net income attributable to GigaMedia	255
Basic earnings per share attributable to GigaMedia	0.00
Diluted earnings per share attributable to GigaMedia	0.00

The unaudited pro-forma supplemental information is based on estimates and assumptions, which we believe are reasonable; they are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a consolidated company during all of 2010. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets with definite lives.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Monsoon

We, through IAHGames, made an equity investment in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with a game licensor to distribute selected games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owns 100 percent of the common stock of Monsoon, we decided not to consolidate Monsoon at the time of the acquisition as the game licensor had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and the game licensor entered into an agreement whereby all parties agreed to terminate early Monsoon’s management agreement and other agreements with the game licensor which had granted the licensor the abovementioned substantive participating rights in connection with Monsoon. The agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and therefore has consolidated Monsoon since that date.

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with the game licensor were fully terminated. The execution and closing of this agreement resulted in the following significant financial statement impacts in our Consolidated Financial Statements:

(in US$ thousands)	2011
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

Recovery of loss on termination of third-party contract	$2,012

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

$25,583

In connection with our year-end financial reporting process, we were required to perform an impairment analysis for our investment in and advances to T2CN Operating Entities as of December 31, 2010. Given we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both our Company’s investment in and its advances to T2CN Operating Entities in order to properly reflect GigaMedia’s financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in 2010 were approximately $22.2 million (after removing the other comprehensive income component of equity related to T2CN from our Company’s balance sheet) and approximately $1.4 million, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

On December 2, 2011, we entered into an agreement with Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) whereby we agreed to sell all of our ownership interest in T2CN to Hornfull Limited, and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of $4.7 million, resulting in a gain of $4.7 million being recorded in 2011. Hornfull Limited also reimbursed us $790 thousand in cash for legal fees incurred by us in connection with the T2CN dispute.

NOTE 6. DIVESTITURES

IAHGames

In July 2012, we entered into agreements to sell 100 percent of the shares of Spring Asia, an investment holding company which owns 30 percent of the shares of GFI, to IAHGames, as well as a 60 percent ownership in IAHGames (with a 20 percent ownership of IAHGames retained by us) to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management.

In consideration for the sale of IAHGames and Spring Asia, we are to receive $3 million in cash. The consideration is to be collected in four equal installments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments are collateralized by the shares of Spring Asia and are only released from the escrow in proportion to the payment made upon each installment. The first installment of $750 thousand was received upon the closing on August 15, 2012. However, the buyer has defaulted on the remaining three installments. We have provided IAHGames sufficient payment demand notices, and also granted the buyer a 90-day curing period for each defaulted payment following the due dates for each of the respective installments. Additionally, we have also provided notices upon the expiration of each of the 90-day curing period of our intention to enforce repossession rights on the proportionate shares held by the escrow agent. The curing period of the last installment will expire on July 2, 2013. (See Note 29, “Subsequent Event”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Our Company accounted for the deconsolidation of and the retained noncontrolling investment in IAHGames in August 2012 at fair value. Considering the uncertainty as to the collectability of the remaining three installments, we deferred the disposal gain of $211 thousand against the consideration installments receivable of $2,250 thousand as of December 31, 2012. The deferred gain is measured as the difference between:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs, plus	$3,000
The fair value of the 20% retained noncontrolling investment in IAH at the date of deconsolidation	—

3,000

The carrying amount (credit balance) of IAHGames at the date of deconsolidation	(14,536)
Net receivables due to GigaMedia from IAHGames waived upon the closing of the sale	17,542
Other comprehensive income component of equity related to IAHGames at the date of the deconsolidation	(217)

2,789

Deferred gain on deconsolidation of IAH	$211

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities of JIDI and Shanghai JIDI were not significant to our Consolidated Financial Statements as of December 31, 2012, and we recorded a loss of approximately $588 thousand in connection with the disposal of property, plant and equipment, which is included within discontinued operations. Summarized selected financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2011	2012
Revenue	$29	$100

Loss from discontinued operations before tax	$(4,240)	$(2,521)
Income tax expense	—	—

Loss from discontinued operations	$(4,240)	$(2,521)

Gaming software and service business

On December 15, 2009, we entered into an agreement with BEG to sell 60 percent of substantially all of the assets and liabilities of our gaming software and service business for approximately $100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of $79.1 million, net of transaction costs. The sale of the remaining 40 percent was subject to a put and call mechanism in place between GigaMedia and BEG, as defined in the agreement. GigaMedia had the option to put all or part of its remaining 40 percent to BEG in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned by GigaMedia was not fully exercised, BEG would have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BEG on April 8, 2010, the date on which our Company ceased to have a controlling financial interest. The remaining ownership we retained in the gaming software and service business, a 40 percent, later diluted to 33.66 percent interest had been accounted for under the equity method accounting from April 2010 to July 2012, when we entered into another agreement with BEG to sell our remaining ownership interest in the gaming software and service business for a consideration of $1.7 million. Of this consideration, $985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of $2.5 million, net of transaction costs.

Our Company accounted for the deconsolidation of the gaming software and service business in 2010 at fair value and recognized a gain of $79.1 million measured as the difference between:

(In US$ thousands)	2010
The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	$82,984
The fair value of the 40% retained noncontrolling investment in the gaming software and service business at the date the business was deconsolidated	54,240
Less : The carrying amount of the gaming software and service business at the date of the deconsolidation	(58,084)

Gain on deconsolidation of the gaming software and services business	$79,140

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 7. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2010	2011	2012
Balance at beginning of year	$44,417	$39,493	$28,437
Acquisition - IAHGames (Note 4) and OneNet	12,188	1,049	—
Impairment charge - T2CN, IAHGames, OneNet and FunTown (Notes 5 and 10)	(19,755)	(5,097)	(12,489)
Reversal of contingent payment of minimum guarantee under licensing agreement	—	(5,885)	—
Translation adjustment	2,643	(1,123)	986

Balance at end of year	$39,493	$28,437	$16,934

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 8. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2012
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
Finite-lived intangible assets
Completed technology	$2,603	$2,603	$—
Capitalized software development cost	3,480	1,414	2,066
Customer relationships	6,274	4,880	1,394
Other	137	133	4

	12,494	9,030	3,464

Indefinite-lived intangible assets
Trade name and trademark	12,211	—	12,211

	$24,705	$9,030	$15,675

	December 31, 2011
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
Finite-lived intangible assets
Completed technology	$2,497	$2,140	$357
Capitalized software development cost	7,525	6,112	1,413
Customer relationships	6,017	4,011	2,006
Other	206	159	47

	16,245	12,422	3,823

Indefinite-lived intangible assets
Trade name and trademark	11,711	—	11,711

	$27,956	$12,422	$15,534

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The finite-lived intangible assets are amortized over their estimated useful lives ranging from 3 to 9 years, with the overall weighted-average life of 5.5 years.

For the years ended December 31, 2010, 2011 and 2012, total amortization expense of intangible assets were $2.7 million, $2.3 million and $2.2 million, respectively, which includes amortization of capitalized software development costs of $1.5 million, $962 thousand and $1.1 million. As of December 31, 2012, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2013	$1,389
2014	1,386
2015	689

$3,464

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 9. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$5,557	$4,214	$7,103
Net operating additions	3,855	3,379	2,395
Acquisition - IAHGames and OneNet	1,011	129	—
Deconsolidation (Note 5) - T2CN and IAHGames	(5,339)	—	(152)
Impairment charges (Note 10)	(870)	(247)	(702)
Impairment charges (Note 10) recorded in loss from discontinued operations	—	(372)	—

Balance at end of year	$4,214	$7,103	$8,644

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Year Ended December 31, 2012
Assets
Cash equivalents - time deposits	$—	$1,514	$—	$1,514
Marketable securities - current
Equity securities	17,773	—	—	17,773
Marketable securities - noncurrent
Debt securities	—	—	2,727	2,727
Equity securities	—	—	1,565	1,565

	$17,773	$1,514	$4,292	$23,579

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Year Ended December 31, 2011
Assets
Cash equivalents - time deposits	$—	$6,631	$—	$6,631
Marketable securities - current
Equity securities	42,347	—	—	42,347
Marketable securities - noncurrent
Debt securities	—	—	5,454	5,454
Equity securities	—	1,630	—	1,630

	$42,347	$8,261	$5,454	$56,062

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In 2010, 2011 and 2012, we recorded unrealized gains (losses) of $21.8 million, $16.2 million and $(24.0) million, respectively, on marketable securities, which are included in other comprehensive income

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2011 and 2012, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt and Equity Securities
	2011	2012
Balance at beginning of year	$5,454	$5,454
Total gains or (losses) (realized/unrealized) included in earnings	—	(493)
Purchase	—	—
Sale	—	(2,727)
Transfer into Level 3	—	2,058

Balance at end of year	$5,454	$4,292

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$493

The fair values of the marketable debt and equity securities are derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010, 2011 and 2012, we recognized other-than-temporary impairments of $4.5 million, $0 and $493 thousand, respectively, related to marketable debt and equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Income (Loss).

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2011, a reconciliation of the beginning and ending balances are presented as follows (there were none during 2012):

(in US$ thousands)	Other liabilities - Warrant Derivative
2011
Balance at beginning of year	$665
Total (gains) or losses (realized/unrealized) included in earnings	(665)
Purchase	—

Balance at end of year	$—

The amount of total (gains) or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date.	$—

IAHGames had warrants outstanding in which the holder could purchase an aggregate of 15 percent of IAHGames’ common stock, on a fully diluted basis, at an exercise price of $3.40 per warrant share subject GigaMedia’s share of loss to certain adjustments in accordance with the warrant agreement. The warrants expired upon the expiration of certain game licenses or in certain circumstances in accordance with the warrant agreement.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010, we recognized a gain of approximately $2.6 million related to the revaluation of the warrants, which is included in non-operating income (expenses) within “gain on fair value changes of warrant derivative” in the Consolidated Statements of Income (Loss).

As a part of the early termination of the management agreement related to Monsoon (please refer to Note 4, “Acquisition”), all the warrants outstanding were cancelled. As a result, we recognized a gain of $665 thousand upon cancellation of the warrants in 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2011 and 2012 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2012	Total Impairment Losses
(a) Investments - Cost-method	$—	$—	$—	$—	$700
(b) Goodwill - Resulting from acquisition of FunTown	—	—	16,934	16,934	12,489
(c) Intangible assets - Capitalized software cost	—	—	—	—	15
(d) Prepaid licensing and royalty fees	—	—	—	—	702

Total	$—	$—	$16,934	$16,934	$13,906

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2011	Total Impairment Losses
(a) Investments - Cost-method	$—	$—	$700	$700	$679
(a) Investments - Equity-method	—	—	2,500	2,500	12,648
(b) Goodwill - Resulting from acquisition of IAH and OneNet	—	—	—	—	5,097
(c) Intangible assets - Capitalized software cost	—	—	—	—	40
(c) Intangible assets - Favorable lease right	—	—	—	—	2,543
(d) Prepaid licensing and royalty fees	—	—	—	—	619

Total	$—	$—	$3,200	$3,200	$21,626

(a) Impairment losses on certain cost method and equity method investments which were determined to be impaired:

In 2011, certain cost method investments with carrying amounts of $1.4 million were written down to their estimated fair value of $700 thousand, resulting in an impairment charge of $679 thousand, and an equity method investment with a carrying amount of $15.1 million was written down to its estimated fair value of $2.5 million, resulting in an impairment charge of $12.6 million. In 2012, certain cost method investments were fully written down, resulting in an impairment charge of $700 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Income (Loss).

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Cost method and equity method investments are measured at fair value on a nonrecurring basis when declines in fair value are determined to be other-than-temporary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

(b) Impairment losses on goodwill which was determined to be impaired:

Goodwill from the acquisition of FunTown, which constitutes our Asian online game and service business, was written down to its estimated fair value of $16.9 million as of December 31, 2012, resulting in an impairment charge of $12.5 million in the fourth quarter 2012, which is included within operating expenses in the Consolidated Statements of Income (Loss). As a result of the slowdown in the PC-based online game market and our repositioning of FunTown to focus on market growth in browser/mobile games in the multi-platform market, we estimated that the fair value of our Asian online game and service business had decreased and, as a result, impaired the goodwill related to FunTown as of December 31, 2012. The impairment charge was determined by our estimates of future cash flows from the FunTown business which have been reduced due our change in strategic focus to self-developed casual games versus licensed MMOs (massive multiplayer online games) and the slowdown in the PC-based online games market where we are currently positioned, indicating that the original carrying amount of the goodwill from the acquisition of FunTown could not be fully recovered as of December 31, 2012.

Goodwill from the acquisition of IAHGames was fully written down to $0 as of December 31, 2011, resulting in an impairment charge of $4.0 million in 2011, which is included within operating expenses in the Consolidated Statements of Income (Loss). The impairment charges resulted as our estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of December 31, 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Goodwill from the acquisition of OneNet Co., Ltd. (“OneNet”) was fully written down to $0 as of December 31, 2011, resulting in an impairment charge of $1.0 million in 2011, which is included within operating expenses in the Consolidated Statements of Income (Loss). The impairment charge resulted as our estimates of future cash flows for OneNet’s business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of OneNet could not be fully recovered as of December 31, 2011.

Goodwill is valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk and other cash flow model related assumptions.

(c) Impairment losses on certain intangible assets which were determined to be impaired:

In 2011 and 2012, certain capitalized software development costs were fully written down, resulting in impairment charges of $40 thousand and $15 thousand, respectively, included in operating expenses within “impairment loss on intangible assets” in the Consolidated Statements of Income (Loss). The impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

As of December 31, 2011, a favorable lease right resulting from the acquisition of IAHGames with a carrying amount of $2.5 million was fully written down, resulting in an impairment charge of $2.5 million. This impairment is included in operating expenses within “impairment loss on intangible assets” in the Consolidated Statements of Income (Loss). The impairment charges resulted as our estimates of future cash flows related to the favorable lease right were reduced to lower than originally expected, which indicated that the carrying amount of these intangible assets could not be recovered as of December 31, 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(d) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2011 and 2012, certain prepaid licensing and royalty fees were fully written down, resulting in impairment charges of $619 and $702 thousand, respectively. This impairment is included in operating expenses in the Consolidated Statements of Income (Loss). The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 11. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2011	2012
Cash and savings accounts	$57,366	$61,217
Time deposits	6,631	1,514

	$63,997	$62,731

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We maintain cash and cash equivalents in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2011	2012
Taiwan	$45,098	$59,195
Hong Kong	4,467	2,809
PRC	6,759	626
Malaysia	100	100
Korea	6,260	—
Singapore	1,105	—
Thailand	113	—
Others	95	1

	$63,997	$62,731

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 12. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2011	2012
Available-for-sale securities:
Equity securities	$42,347	$17,773

All of our Company’s marketable securities – current are classified as available-for-sale. As of December 31, 2011 and 2012, the balances of unrealized gains for marketable securities - current were $38.8 million and $14.4 million, respectively. During 2010, 2011 and 2012, realized gains from the disposal of marketable securities - current amounted to $0, $535 thousand, and $2.3 million, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 13. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2011	2012
Accounts receivable	$9,045	$2,959
Less: Allowance for doubful accounts	(2,594)	(130)

	$6,451	$2,829

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following is a reconciliation of changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2010, 2011 and 2012:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$200	$842	$2,594
Additions: Provision for bad debt expense	156	1,820	169
Less: Write-offs	(219)	(61)	(269)
Acquisiton - IAHGames	691	—	—
Deconsolidation - IAHGames	—	—	(2,370)
Translation adjustment	14	(7)	6

Balance at end of year	$842	$2,594	$130

NOTE 14. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2011	2012
Loans receivable - current	$5,666	$3,437
Less: Allowance for loans receivable - current	(5,057)	(3,437)
Deferred income tax assets - current, net (Note 25)	759	840
Other	183	161

	$1,551	$1,001

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2010, 2011 and 2012:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$3,574	$5,057	$5,057
Additions: Provision for bad debt expenses	1,483	—	—
Less: Writes-offs	—	—	(1,620)

Balance at end of year	$5,057	$5,057	$3,437

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

As of the date of our deconsolidation of T2CN in July 2010, we had $1.4 million of loans receivable outstanding. As a result of the ongoing dispute, we do not expect to collect these outstanding loans due from T2CN. Therefore, we recognized a full provision for the loans of $1.4 million in 2010. (See Note 5, “Deconsolidation” for additional information.)

NOTE 15. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2011	2012
Available-for-sale securities
Debt securities	$5,454	$2,727
Equity securities	1,630	1,565

	$7,084	$4,292

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

During 2010, 2011 and 2012, realized gains from the disposal of marketable securities — non-current amounted to $0, $5.8 million and $3.4 million, respectively. Gains on disposal were based on the security’s average cost. In December 2011, our Board of Directors authorized management to dispose of a majority of our equity securities in the first half of 2012. Accordingly, we reclassified those marketable securities as current as of December 31, 2011. In 2012 we disposed of 74 thousand shares, or 6.07 percent, of such marketable securities (valued at $2.5 million as of the time of sale) with realized gains of $2.3 million. Due to the downturn in global economy and the securities market in 2012, all of the sales were not completed, and therefore were re-authorized to proceed in 2013. (See Note 12, “Marketable Securities – Current”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 16. INVESTMENTS

Investments consist of the following:

	December 31
(in US$ thousands)	2011	2012
Investments accounted for under the equity method	$7,615	$5,223
Investments accounted for under the cost method	700	—

	$8,315	$5,223

Our Company’s investments in companies that are accounted for under the equity method of accounting primarily consist of the following: (a) through July 31, 2012, a 40 percent, later diluted to 33.66 percent interest in Mangas Everest S.A.S. (“Mangas Everest”), which is engaged in the gaming software and service business (See Note 6 “Divestitures” for additional information); (b) through August 15, 2012, a 30 percent interest in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan (See Note 6 “Divestitures” for additional information); (c) through August 31, 2011, a 100 percent interest in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia; and (d) an 18 percent interest in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund that invests in online game businesses and films. The investments in these companies amounted to $7.6 million and $5.2 million as of December 31, 2011 and 2012, respectively.

As of December 31, 2011, our share of the underlying net assets of Mangas Everest exceeded the carrying value of its investment by $9.3 million. The excess results from the difference between the fair value we assigned to the 40 percent retained interest in Mangas Everest at the date the business was deconsolidated, compared to 40 percent of the total fair value of Mangas Everest as determined by BEG, the purchaser of the 60 percent interest.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

From the date of our sale of a 60 percent interest in our online gaming software and service business in 2010 through July 31, 2012 when we sold the remaining 33.66 percent interest to BEG, we recognized our share of losses in Mangas Everest under the equity method of accounting which totaled $9.8 million, $49.7 million and $0 in 2010, 2011 and 2012, respectively, which resulted in a negative investment balance as of December 31, 2011 and July 31, 2012. In accordance with the FASB codification, we charged this negative investment balance against the loan receivable that Mangas Everest had outstanding to us as of December 31, 2011 and July 31, 2012. (See Note 26, “Related Party Transactions”, for additional information.)

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of a controlling financial interest in IAHGames. Although IAHGames owns 100 percent of the common stock of Monsoon, prior to September 2011 we determined that Monsoon could not be consolidated by IAHGames due to the substantive participating rights that the game licensor had in Monsoon pursuant to Monsoon’s management agreement. From the date of our acquisition of IAHGames through August 31, 2011, we recognized our share of gains (losses) under the equity method of accounting which totaled $(12.6) million and $230 thousand in 2010 and 2011, respectively, which resulted in a negative investment balance. In accordance with the FASB codification, we charged this negative investment balance against the loan receivable that Monsoon had outstanding to us as of December 31, 2010 and August 31, 2011. (See Note 26, “Related Party Transactions”, for additional information.)

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Our Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partnership investment under the equity method accounting in accordance with the FASB codification as our interest is not considered to be minor. We have influence over partnership operating and financial policies based on the terms of the partnership agreement.

NOTE 17. SHORT-TERM BORROWINGS

As of December 31, 2011 and 2012, short-term borrowings totaled $11.8 million and $7.7 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.30 percent to 7.54 percent for 2011, and was 1.42 percent for 2012. The maturity dates fell in late January 2012 as of December 31, 2011 and in mid-January 2013 as of December 31, 2012. As of December 31, 2011 and 2012, the weighted-average interest rate on total short-term borrowings was 2.87 percent and 1.42 percent, respectively.

As of December 31, 2012, the total amount of unused lines of credit available for borrowing under these agreements was approximately $6.9 million.

During the period from January 2013 to March 2013, we repaid certain short-term borrowings totaling $22.9 million, and renewed short-term borrowing agreements totaling $22.9 million.

We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $4.2 million and $0 as of December 31, 2011 and 2012, respectively, in which time deposits pledged are recorded as restricted cash totaling $3 million and $0 as of December 31, 2011 and 2012, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 18. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2011	2012
Accrued advertising expenses	$717	$696
Accrued royalties	1,269	967
Accrued professional fees	3,263	1,319
Purchase price adjustment accrual to BEG	2,326	—
Other	3,059	2,200

	$10,634	$5,182

NOTE 19. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2011	2012
Deferred revenue	$4,319	$3,174
Income taxes payable	4,251	3,588
Other	749	398

	$9,319	$7,160

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 20. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2011 and 2012, the accumulated benefit obligation amounted to $169 thousand and $429 thousand, respectively, and the funded status of accrued pension liability (prepaid pension) amounted to $(68) thousand (recorded in other long-term assets for $239 thousand and accrued pension liabilities for $171 thousand) and $281 thousand, respectively. The fair value of plan assets amounted to $263 thousand and $291 thousand as of December 31, 2011 and 2012, respectively. The accumulated other comprehensive income amounted to $308 thousand and $2 thousand as of December 31, 2011 and 2012, respectively. The net periodic benefit cost (income) for 2010, 2011 and 2012 amounted to $12 thousand, $(18) thousand and $30 thousand, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $8 thousand to the Fund in 2013. We do not expect to make any benefit payments through 2020.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $310), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.25 thousand (approximately $161). After the termination of employment, the benefits still belong to the employees in any circumstances.

Singapore

In accordance with Singapore regulations, through July 2012 we made contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. We contributed 14.5 percent of the employees’ gross salaries, subject to a cap of SG$5 thousand (approximately $4,000). We have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2010, 2011, and 2012 were $1.0 million, $896 thousand, and $585 thousand, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 21. OTHER LIABILITIES - OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2011	2012
Deferred tax liabilities (Note 25)	$1,006	$561
Other	9	12

	$1,015	$573

NOTE 22. SUBSIDIARY PREFERRED SHARES

In connection with our acquisition of a controlling financial interest in IAHGames, we had assumed Class A preferred shares, which were owned by the noncontrolling shareholders. As of December 31, 2011 and August 15, 2012 when we deconsolidated IAHGames, these Class A preferred shares were valued at $1.8 million and $1.3 million, respectively, and both represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Class A preferred shares was entitled to cumulative dividends at 10 percent per annum. The preferred shares were redeemable at the holder’s option at any time after the expiration of certain licensed games, and were convertible into ordinary shares at any time. Pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Class A preferred shares were to be converted to ordinary shares of IAHGames at the acquisition date. The preferred shares were fully converted into ordinary shares by the closing date when we sold 60 percent of IAHGames. (See Note 6, “Divestitures”, for additional information.)

As the redemption feature on the Class A preferred stock was not solely within the control of IAHGames, the amount was presented in the mezzanine section of the Consolidated Balance Sheet. Also, since the Class A preferred shares were never currently redeemable and it was not probable that they would become redeemable as a result of our acquisition of IAHGames, the subsequent adjustment for accretion was not required.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

However, the cumulative dividends and the reversal of dividends upon the conversion described above for these Class A preferred shares of $148 thousand, $321 thousand and $(469) thousand for the years ended December 31, 2010, 2011 and the period from January to July 31, 2012, respectively, are included as a component of “net income (loss) attributable to the noncontrolling interest” in the Consolidated Statement of Operations.

NOTE 23. EQUITY

In accordance with Singapore law, our Company’s common stock does not have a par value. In addition, we are not required to have a number of authorized common shares to be issued.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2011 and 2012, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of our consolidated accumulated deficit, were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances.

As of December 31, 2011 and 2012, our Company’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $3.6 million and $1.5 million, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

On May 20, 2011, our board of directors approved an $11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to $11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of $5.8 million. All of the shares repurchased under this program were cancelled by the end of 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 24. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statements of Income (Loss):

(in US$ thousands)	2010	2011	2012
Cost of online game and service revenues	$10	$—	$—
Product development & engineering expenses	18	—	—
Selling and marketing expenses	64	62	20
General and administrative expenses	2,922	1,103	159

Pre-tax stock-based compensation expense	3,014	1,165	179
Income tax benefit	(90)	(109)	(41)

Total stock-based compensation expense reported in continuing operations	$2,924	$1,056	$138

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2011 and 2012.

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2012, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2012, no shares have been issued to employees under the 2009 ESPP.

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2012, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2012.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—
2004 Plan	7,703,185	(1)	immediately upon granting to four years	$0.79~$2.55	—
2006 Plan	1,197,333	(2)	immediately upon granting to four years	$0.8101~$16.6	$2.91~$16.01
2007 Plan	3,205,217	(3)	immediately upon granting to four years	$1.2~$18.17	$2.47~$15.35
2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—
2009 Plan	2,500,000	(4)	immediately upon granting to four years	$0.955~$2.47	—
2010 Plan	1,600,000	(5)	three years	$0.8101~$1.05	—
2011 Plan	—		—	—	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one and a half million common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(b) Options

In 2010, 2011 and 2012, 200,500, 0 and 0 options were exercised, and cash received from the exercise of stock options was $0.2 million, $0 and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. The following table summarizes the assumptions used in the model for options granted during 2011 and 2012:

	2011	2012
Option term (years)	5.99	5.73
Volatility	58.89%~63.03%	59.76%~67.02%
Weighted-average volatility	59%	62%
Risk-free interest rate	2.14%~2.31%	0.885%~1.152%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.60	$0.54

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Option transactions during the last three years are summarized as follows:

	2010		2011		2012
	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.36	7,689	$2.33	9,780	$2.13	9,493
Options granted	2.47	2,565	1.06	1,060	0.96	2,070
Options exercised	0.87	(201)	—	—	—	—
Options Forfeited / canceled / expired	5.66	(273)	2.72	(1,347)	1.74	(2,353)

Balance at December 31	$2.33	9,780	$2.13	9,493	$1.97	9,210	$3.90	890

Exercisable at December 31	$2.04	7,190	$2.19	7,754	$2.15	7,584	$2.69	882

Vested and expected to vest at December 31	$2.33	9,780	$2.13	9,493	$1.97	9,210	$3.90	890

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2012 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2012. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2010, 2011, and 2012 were $0.3 million, $0, and $0, respectively.

As of December 31 2012, there was approximately $707 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.7 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following table sets forth information about stock options outstanding at December 31, 2012:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	6,211	2.87 years	Under $1	5,191
$1~$10	2,383	6.40 years	$1~$10	1,777
$10~$20	616	4.65 years	$10~$20	616

	9,210			7,584

(c) RSUs

Nonvested RSUs during 2011 and 2012 were as follows:

	2011		2012
	Number of units (in thousands)	Weighted- average grant date fair value	Number of units (in thousands)	Weighted- average grant date fair value
Nonvested at January 1	390	$10.99	—	$—
Granted	323	3.01	—	—
Vested	(80)	2.99	—	—
Forfeited	(633)	7.92	—	—

Nonvested at December 31	—	—	—	—

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2010, 2011 and 2012 was $0.3 million, $1.0 million and $0, respectively. The total fair value of RSUs vested during the years ended December 31, 2010, 2011 and 2012 was $1.0 million, $0.2 million and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

As of December 31 2012, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2010, 2011 and 2012.

NOTE 25. INCOME TAXES

Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands)	2010	2011	2012
U.S. operations	$5,678	$(1,444)	$(418)
Non-U.S. operations	2,990	(66,191)	(12,507)

	$8,668	$(67,635)	$(12,925)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

(in US$ thousands)	2010	2011	2012
U.S. operations	$4,992	$(616)	$23
Non-U.S. operations	2,268	371	648

	$7,260	$(245)	$671

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

(in US$ thousands)	2010	2011	2012
U.S. Federal :
Current	$4,244	$(493)	$—
Deferred	20	—	—

	$4,264	$(493)	$—

U.S. State and Local :
Current	$617	$(123)	$23
Deferred	111	—	—

	$728	$(123)	$23

Non - U.S. :
Current	$2,032	$77	$602
Deferred	236	294	46

	$2,268	$371	$648

Total income tax provision (benefit)	$7,260	$(245)	$671

A reconciliation of our effective tax rate related to continuing operations to the statutory U.S. federal tax rate is as follows:

	2010	2011	2012
Federal statutory rate	34.00%	34.00%	34.00%
State and local - net of federal tax benefit	6.69%	5.45%	5.45%
Foreign tax differential	(88.75%)	(14.58%)	(15.77%)
Permanent differences	31.58%	(2.75%)	(19.30%)
Change in valuation allowance	52.73%	(21.70%)	(4.00%)
Tax effect of earnings for equity method investees and certain subsidiaries	42.72%	(0.02%)	(4.38%)
Other	4.79%	(0.06%)	(1.19%)

Effective rate	83.76%	0.34%	(5.19%)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010, the primary reason for the increase in the income tax provision and the effective income tax rate was due to the sale of 60 percent of our gaming software and service business. (See Note 6, “Divestiture”, for additional information.) The income tax provision related to the sale of the gaming software and service business in 2010 was approximately $6.1 million, which represented approximately 70 percent of our income from continuing operations.

The provision (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2010, 2011 and 2012, respectively.

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2011	2012
Net operating loss carryforwards	$9,901	$3,248
Loss on equity method investment	15,621	15,621
Share-based compensation	190	234
Impairment charges	97	177
Pension expense	29	26
Depreciation	111	37
Other	66	(61)

	26,015	19,282
Less: valuation allowance	(25,256)	(18,333)

Deferred tax assets - net	$759	$949

As of December 31, 2011 and 2012, $759 thousand and $840 thousand, respectively, of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2011	2012
Depreciation and amortization	$344	$255

Tax effect on undistributed earnings of equity method investees	662	306

Deferred tax liabilities	$1,006	$561

As of December 31, 2011 and 2012, $1.0 million and $561 thousand, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2010, 2011 and 2012 are as follows:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$1,068	$7,402	$25,256
Subsequent reversal/utilization of valuation allowance	(12)	(270)	(4)
Additions to valuation allowance	4,583	15,597	214
Divestitures	(874)	—	(7,026)
Acquisitions	2,624	2,491	—
Exchange differences	13	36	(107)

Balance at end of year	$7,402	$25,256	$18,333

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2011, the valuation allowance on the deferred tax assets increased by $17.9 million to $25.3 million primarily due to the evaluation of the loss related to our investment in Mangas Everest. We provided a valuation allowance against the deferred tax asset related to our investment loss in Mangas Everest as we believe that the subsequent disposal of this investment will not likely offset the related deferred tax asset based on our estimation of any future disposal gain, as Mangas Everest has had successive losses, and therefore we do not believe that sufficient objective, positive evidence exists to conclude that the realization of the deferred tax asset related to our investment losses in Mangas Everest is more likely than not.

As of December 31, 2012, we had net operating loss carryforwards available to offset future income, amounting to $13.5 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	9,174	indefinite
Taiwan	4,333	2021

	13,507

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2010, 2011 and 2012 are as follows:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$702	$1,667	$2,079
Acquisition of IAHGames	535	—	—
Increase for prior year tax positions	194	451	116
Increase for current year tax positions	323	—	—
Decrease due to settlement	(166)	—	—
Deconsolidation of IAHGames	—	—	(1,072)
Exchange differences	79	(39)	45

Balance at end of year	$1,667	$2,079	$1,168

As of December 31, 2010, 2011 and 2012, there were approximately $1.7 million, $2.1 million and $1.2 million of unrecognized tax benefits that if recognized would affect the effective tax rate.

Interest and penalties related to income tax liabilities are included in income tax expense. In 2010, 2011 and 2012, there were no significant interest and penalties recognized in income tax expense.

Our major tax jurisdictions are located in Taiwan, the PRC, and Singapore. As of December 31, 2012, the income tax filings under tax jurisdictions located in Taiwan have been examined for the years through 2008 and for 2010, but we have filed appeals for the 2006, 2007 and 2008 tax filings. Our Company also files income tax returns in the United States federal and state jurisdictions. The tax authority in the U.S. is currently examining the 2012 tax filing.

In 2010, 2011 and 2012, our unrecognized tax benefits were related to research and development credits and were also related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. For research and development credits, these unrecognized tax benefits were settled with tax authorities though the 2008 tax filings. For amortization of goodwill and intangible assets resulting from the acquisition of FunTown, the income tax authority has made decisions on the amortization for our 2006, 2007 and 2008 tax filings. We have filed appeals against the unfavorable parts of the decision rgarding these amortization adjustments, appending further response from the tax authority.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010 and 2011, our unrecognized tax benefits increased due to the acquisition of IAHGames. These unrecognized tax benefits primarily related to certain related party transactions.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

NOTE 26. RELATED-PARTY TRANSACTIONS

In 2010 and 2011, to support our current operations we had short-term indebtedness from Waterland Financial Holdings (“Waterland”), a key manager of which was one of our directors. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2010 and 2011 were $1.5 million and $1.7 million, respectively. As of December 31, 2011 and 2012, we did not have any indebtedness owed to Waterland.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

During 2011, our Company entered into loan agreements in the aggregate of $5.2 million with Mangas Everest, with interest rates of 3 percent per annum. As of December 31, 2011, the balance of this loan receivable was nil after being reduced in connection with absorbing additional losses of Mangas Everest (as discussed in more detail in Note 16, “Investments”) and considering the financial status of Mangas Everest, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward.

NOTE 27. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2016. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2012:

(in US$ thousands)	Amount
2013	$930
2014	798
2015	681
2016	114

$2,523

Rental expense for operating leases amounted to $3.0 million, $2.5 million and $1.8 million for the years ended December 31, 2010, 2011 and 2012, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2012.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2013	$189	$100	$289
After 2013	5,700	1,500	7,200

	$5,889	$1,600	$7,489

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

(c) Guaranty

In 2008, Cambridge Interactive Development Corp. (“CIDC”), a then wholly owned subsidiary of GigaMedia, entered into a lease agreement (the “CIDC Lease”) for an office in Delaware. The term of the CIDC Lease is for the period from October 1, 2008 through September 30, 2014. Pursuant to the CIDC Lease, CIDC deposited $689,789 with a bank in exchange for a letter of credit issued by the bank (the “CIDC L/C”) and GigaMedia’s guaranty of all of CIDC’s obligations under the CIDC Lease.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In July 2012, we entered into an agreement with BEG to sell and assign our remaining ownership interest in Mangas Everest (including the CIDC lease) (the “Mangas Agreement”). Pursuant to the Mangas Agreement, BEG was to use all its reasonable efforts to procure the cancellation and return of the CIDC L/C to GigaMedia and the landlord’s release of GigaMedia’s lease guaranty by September 30, 2012; and unless and until BEG procures the cancellation and return of the CIDC L/C and landlord’s release of GigaMedia’s lease guaranty, BEG is obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses that may be borne by GigaMedia (and any Affiliate thereof) arising under or in connection with the CIDC L/C and/or GigaMedia’s lease guaranty.

In accordance with the Mangas Agreement, BEG procured that the bank cancel the CIDC L/C and issue to BEG a new letter of credit under the same terms and conditions as the CIDC L/C. BEG, however, did not obtain the landlord’s consent to release us from our lease guaranty within the allotted time. BEG’s major shareholders, therefore, issued a separate guaranty to us wherein they are obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses arising under or in connection with the CIDC Lease. GigaMedia’s commitment amount under this lease guaranty will be reduced as Mangas Everest’s subsidiary who assumed the CIDC Lease makes its monthly rental payments. The leasee is current on its monthly payments through March 2013.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Note 28. SEGMENT INFORMATION

Segment data

We have identified two reportable segments: an online gaming software and service business segment (through July 31, 2012) and an Asian online game and service business segment. The online gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. Subsequent to the sale transaction with BEG through our disposal of this investment in July 2012, we accounted for our 40 percent percentage ownership interest in our gaming software and service business under the equity method accounting, and record gains or losses from our equity method investment in one line on our Consolidated Statement of Operations. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. Our new cloud computing service business described in Note 1 has not met any of the quantitative thresholds required to be reportable.

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2010, 2011, and 2012:

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

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2011:

Segment profit or loss:
Net revenue from external customers	$—	$34,367	$34,367

Loss from operations	$(204)	$(10,931)	$(11,135)

Share-based compensation	$—	$308	$308

Impairment loss on intangible assets	$—	$2,583	$2,583

Impairment loss on prepaid licensing and royalty fees	$—	$247	$247

Impairment loss on goodwill	$—	$5,097	$5,097

Interest income	$—	$492	$492

Interest expense	$55	$(50)	$5

Foreign exchange gain (loss)	$6	$(282)	$(276)

Loss (gain) on equity method investments - net	$49,715	$(1,846)	$47,869

Impairment loss on marketable securities and investments	$—	$13,327	$13,327

Depreciation	$—	$1,790	$1,790

Amortization, including intangible assets	$—	$2,251	$2,251

Income tax (benefit) expense	$(934)	$859	$(75)

Segment assets:
Equity method investments	$—	$7,615	$7,615

Additions to property, plant and equipment	$—	$487	$487

Additions to intangible assets	$—	$1,271	$1,271

Additions to goodwill	$—	$1,049	$1,049

Total assets	$4,757	$126,038	$130,795

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2012:

Segment profit or loss:
Net revenue from external customers	$—	$27,470	$27,470

Income (loss) from operations	$7	$(12,271)	$(12,264)

Share-based compensation	$—	$199	$199

Impairment loss on intangible assets	$—	$15	$15

Impairment loss on prepaid licensing and royalty fees	$—	$702	$702

Impairment loss on goodwill	$—	$12,489	$12,489

Contract termination costs	$—	$49	$49

Interest income	$1	$9	$10

Interest expense	$10	$44	$54

Foreign exchange gain (loss)	$(82)	$55	$(27)

Gain on equity method investments - net	$—	$234	$234

Impairment loss on marketable securities and investments	$—	$1,193	$1,193

Depreciation	$—	$1,059	$1,059

Amortization, including intangible assets	$—	$2,181	$2,181

Income tax expense	$37	$710	$747

Segment assets:
Equity method investments	$—	$5,223	$5,223

Additions to property, plant and equipment	$—	$318	$318

Additions to intangible assets	$—	$1,679	$1,679

Total assets	$3,685	$78,613	$82,298

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2010	2011	2012
Income (loss) from operations:
Total segments	$(31,476)	$(11,135)	$(12,264)
Adjustment*	(16,220)	(8,794)	(8,310)

Total GigaMedia consolidated	$(47,696)	$(19,929)	$(20,574)

Share-based compensation
Total segments	$422	$308	$199
Adjustment*	2,592	857	(20)

Total GigaMedia consolidated	$3,014	$1,165	$179

Impairment loss on intangible assets:
Total segments	$1,330	$2,583	$15
Adjustment*	—	—	—

Total GigaMedia consolidated	$1,330	$2,583	$15

Impairment loss on prepaid licensing and royalty fees:
Total segments	$870	$247	$702
Adjustment*	—	—	—

Total GigaMedia consolidated	$870	$247	$702

Impairment loss on property, plant and equipment:
Total segments	$278	$—	$—
Adjustment*	—	—	—

Total GigaMedia consolidated	$278	$—	$—

Interest income:
Total segments	$521	$492	$10
Adjustment*	435	270	273

Total GigaMedia consolidated	$956	$762	$283

Interest expense:
Total segments	$60	$5	$54
Adjustment*	310	421	193

Total GigaMedia consolidated	$370	$426	$247

Gain on sales of marketable securities:
Total segments	$—	$6,299	$5,665
Adjustments*	—	—	—

Total GigaMedia consolidated	$—	$6,299	$5,665

Foreign exchange gain (loss):
Total segments	$62	$(276)	$(27)
Adjustments*	(668)	(89)	461

Total GigaMedia consolidated	$(606)	$(365)	$434

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	2010	2011	2012
Impairment loss on marketable securities and investments:
Total segments	$4,677	$13,327	$1,193
Adjustment*	—	—	—

Total GigaMedia consolidated	$4,677	$13,327	$1,193

Depreciation:
Total segments	$1,556	$1,790	$1,059
Adjustments*	536	290	165

Total GigaMedia consolidated	$2,092	$2,080	$1,224

Amortization:
Total segments	$2,696	$2,251	$2,181
Adjustments*	83	63	23

Total GigaMedia consolidated	$2,779	$2,314	$2,204

Income tax expense (benefit):
Total segments	$7,563	$(75)	$747
Adjustments*	(303)	(170)	(76)

Total GigaMedia consolidated	$7,260	$(245)	$671

Additions to property, plant and equipment:
Total segments	$2,743	$487	$318
Adjustments**	1,041	281	111

Total GigaMedia consolidated	$3,784	$768	$429

Additions to intangible assets:
Total segments	$2,312	$1,271	$1,679
Adjustments**	5	3	—

Total GigaMedia consolidated	$2,317	$1,274	$1,679

Total assets:
Total segments	$245,350	$130,795	$82,298
Adjustment**	22,239	60,911	58,096

Total GigaMedia consolidated	$267,589	$191,706	$140,394

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, discontinued operations and eliminations.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2010	2011	2012
Canada	$25,820	$—	$—
Taiwan	19,449	21,214	18,744
PRC	9,885	—	—
Hong Kong	4,026	5,061	4,703
Singapore	3,702	4,150	2,004
Malaysia	1,603	2,228	1,550
Thailand	—	1,447	204
Others	197	267	265

	$64,682	$34,367	$27,470

Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2010	2011	2012
Taiwan	$3,130	$2,375	$1,932
PRC	921	763	—
Hong Kong	213	107	17
Singapore	902	551	—
Malaysia	20	—	—
Thailand	—	380	—
Other	115	112	—

	$5,301	$4,288	$1,949

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 29. SUBSEQUENT EVENT

On April 17, 2013, we entered into a settlement agreement (the “Settlement Agreement”) with IAHGames, IAHGames’ management, and MCIL. Pursuant to the terms of the Settlement Agreement, either IAHGames or IAHGames’ management is to pay us $2,258 thousand, which includes interest, to fulfill IAHGames’ obligation under the Spring Asia Share Purchase Agreement executed in July 2012. In addition, pursuant to the terms of the Settlement Agreement, MCIL is to purchase all of our remaining shares in IAHGames for $1,000 thousand, pursuant to MCIL’s April 15, 2013 exercise of a call option which was included within the IAH Share Purchase Agreement executed in July 2012. The payment date for the transactions outlined in the Settlement Agreement was agreed by the parties to occur in early May 2013.