Form 20-F/A
period 2012-12-31
GIGAMEDIA Ltd
filed 2013-05-23
CIK 1105101

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

8 TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI, TAIWAN, R.O.C.

(Address of principal executive offices)

COLLIN HWANG, Chief Executive Officer

8 TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI, TAIWAN, R.O.C.

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

The sole purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (“the 2012 Form 20-F”), as originally filed with the Securities and Exchange Commission on April 30, 2013, is to furnish Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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
Date: May 23, 2013