Form 20-F
period 2013-12-31
GIGAMEDIA Ltd
filed 2014-04-30
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

50,722,976 ordinary shares

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐   Item 17    ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

i

CERTAIN TERMS AND CONVENTIONS

In this annual report, all references to

(i)	“we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, or where the context refers to any time prior to the incorporation of any of its subsidiaries, the businesses which predecessors of the present subsidiaries were engaged in and which were subsequently assumed by such subsidiaries;

(ii)	“Shares” are to ordinary shares of our Company;

(iii)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”);

(iv)	“FunTown” are to our Asian online game and service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands;

(v)	“GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a company incorporated under the laws of Taiwan;

(vi)	“GigaCloud” are to the cloud computing services operated through our subsidiary GigaMedia Cloud;

(vii)	“FingerRockz” are to FingerRockz Co., Ltd., a company incorporated under the laws of Taiwan that develops and publishes mobile games and apps;

(viii)	“IAH” or “IAHGames” are to Infocomm Asia Holdings Pte. Ltd., an online game operator, publisher and distributor in Southeast Asia and incorporated under the laws of the Republic of Singapore;

(ix)	“Monsoon” are to Monsoon Online Pte. Ltd., a company incorporated under the laws of the Republic of Singapore and wholly owned by IAHGames;

(x)	“T2CN” are to T2CN Holding Limited, a company incorporated under the laws of the British Virgin Islands, and the T2CN Operating Entities;

(xi)	“T2CN Operating Entities” are to T2CN Holding Limited’s two wholly owned subsidiaries, T2CN Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and J-Town Information (Shanghai) Co., Ltd. (“J-Town”), and three variable interest entities, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”));

(xii)	“Internet access and service business” are to an Internet access and service business that we historically operated through Koos Broadband Telecom Co., Ltd. (“KBT”) and completely disposed of in September 2008;

(xiii)	“UIM” are to Ultra Internet Media S.A., a company incorporated under the laws of Nevis;

(xiv)	“Everest Gaming” are to Mangas Everest S.A.S, a société par actions simplifiée registered with the Trade and Companies Registry of Paris and organized under the laws of France;

(xv)	“BetClic” are to BetClic Everest Group, formerly named as Mangas Gaming S.A.S, a company organized under the laws of France;

(xvi)	“JIDI” are to JIDI Network Technology (Shanghai) Co., Ltd., our wholly owned subsidiary incorporated under the laws of the PRC; and

(xvii)	“Shanghai JIDI” are to Shanghai JIDI Network Technology Co., Ltd., a company incorporated under the laws of the PRC.

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

All references in this annual report to “U.S. dollar,” “$” and “US$” are to the legal currency of the United States; all references to “NT dollar” or “NT$” are to the legal currency of Taiwan; all references to “RMB,” “Rmb” or “Renminbi” are to the legal currency of the PRC; all references to “Hong Kong dollar” are to the legal currency of Hong Kong and all references to “Singapore dollar” and “S$” are to the legal currency of the Republic of Singapore.

We have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may consist of or contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “potential,” “project,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “should,” “shall,” “is likely to” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management” in this annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Exchange Rates

Assets and liabilities on our balance sheet denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items in our statement of income (loss) denominated in currencies other than U.S. dollars are translated into U.S. dollars using weighted-average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. We make no representation that any currencies, other than U.S. dollars, could be converted to U.S. dollars at such rate or any particular rates.

A. Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2012 and 2013 and the selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, and the selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 have been derived from our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report. The statement of operations for the year ended December 31, 2011 has been restated to reflect the results of JIDI, which our board of directors resolved in June 2012 to liquidate and which we subsequently disposed of in 2013, as discontinued operations. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net income (loss) or shareholders’ equity as previously reported.

For the Years Ended December 31,

(in thousands except for per share data)

	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
STATEMENT OF OPERATIONS DATA:
OPERATING REVENUES
Gaming software and service revenues	112,694	25,820	0	0	0
Asian online game and service revenues	46,887	38,862	34,367	27,470	14,106
Other revenues	0	0	0	0	926

Total operating revenues	159,581	64,682	34,367	27,470	15,032

COSTS OF REVENUES
Cost of gaming software and service revenues	(20,102)	(4,010)	0	0	0
Cost of Asian online game and service revenues	(16,785)	(17,103)	(14,413)	(11,388)	(6,425)
Cost of other revenues	0	0	0	0	(1,159)

Total costs of revenues	(36,887)	(21,113)	(14,413)	(11,388)	(7,584)

GROSS PROFIT	122,694	43,569	19,954	16,082	7,448

OPERATING EXPENSES
Product development and engineering expenses	(14,195)	(7,301)	(1,956)	(1,471)	(1,698)
Selling and marketing expenses	(79,421)	(21,589)	(10,079)	(8,377)	(4,815)
General and administrative expenses	(29,692)	(31,780)	(18,101)	(13,384)	(6,324)
Bad debt expenses	(1,092)	(1,639)	(1,820)	(169)	(37)
Impairment loss on property, plant, and equipment	(1,250)	(278)	0	0	0
Impairment loss on goodwill	(14,103)	(2,255)	(5,097)	(12,489)	(17,054)
Impairment loss on intangible assets	(4,701)	(1,330)	(2,583)	(15)	(13,251)
Impairment loss on prepaid licensing and royalty fees	(18,301)	(870)	(247)	(702)	(2,752)
Impairment loss on deconsolidation of T2CN	0	(22,234)	0	0	0
Other	0	(1,989)	0	(49)	(4)

Total operating expenses	(162,755)	(91,265)	(39,883)	(36,656)	(45,935)

Loss from operations	(40,061)	(47,696)	(19,929)	(20,574)	(38,487)

Income (loss) from continuing operations	(56,102)	1,408	(67,390)	(13,596)	(34,743)

Income (loss) from discontinued operations	222	(128)	(4,188)	(2,521)	(318)

Net income (loss)	(55,880)	1,280	(71,578)	(16,117)	(35,061)
Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	6,795	1,370	366	827	281

Net income (loss) attributable to shareholders of GigaMedia	(49,085)	2,650	(71,212)	(15,290)	(34,780)

Earnings (loss) per share (in dollars):
Basic:
Income (loss) from continuing operations	(0.90)	0.05	(1.23)	(0.25)	(0.68)
Income (loss) from discontinued operations	0.00	0.00	(0.08)	(0.05)	(0.01)

Net income (loss)	(0.90)	0.05	(1.31)	(0.30)	(0.69)

Diluted:
Income (loss) from continuing operations	(0.90)	0.04	(1.23)	(0.25)	(0.68)
Income (loss) from discontinued operations	0.00	0.00	(0.08)	(0.05)	(0.01)

Net income (loss)	(0.90)	0.04	(1.31)	(0.30)	(0.69)

Dividends declared per share (in dollars)	0	0	0	0	0

As of December 31,

(US dollars in thousands except for number of issued shares)

	2009	2010	2011	2012	2013
	US$	US$	US$	US$	US$
BALANCE SHEET DATA:
Total current assets	104,839	93,088	118,920	85,135	83,331
Property, plant and equipment-net	5,989	5,301	4,288	1,949	1,677
Goodwill	44,417	39,493	28,437	16,934	—
Intangible assets-net	18,924	19,769	15,534	15,675	1,461
Total assets	260,181	267,589	191,706	140,394	103,321
Total current liabilities	72,329	43,293	35,658	21,647	14,839
Total GigaMedia’s shareholders’ equity	184,745	217,521	156,072	118,231	88,448
Common shares, no par value, and additional paid-in capital	304,379	309,332	304,672	304,851	305,072
Number of issued shares (in thousands)	54,995	56,263	50,720	50,720	50,723

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industries

We may not be successful in operating and improving our existing online games to satisfy the changing demands and preferences of players.

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our online games revenue is derived from revenues from PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed massively multi-player online (“MMO”) game Tales Runner. However, revenues from our PC-based games have been in decline, reflecting the overall shift in player preferences away from PC-based games to browser-based games and mobile games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our games, we must regularly invest in enhancing, improving, expanding or upgrading our games. If we fail to do so, revenues generated from our existing games will likely decline.

Our games are currently accessed primarily through personal computers. As devices other than personal computers are increasingly used to access the Internet, successful development of games for such devices will be imperative if we are to maintain or increase our revenues, and our inability to do so may result in lower growth of or a decline in revenues.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly to access the Internet. We believe that, for our business to be successful, we will need to develop versions of our existing games, our pipeline games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if the versions of our games that we create for such devices do not function well or are not attractive to game players, our revenues may fail to grow and may decline.

The online games market is characterized by rapid technological change, and failure to respond quickly and effectively to new Internet technologies or standards may have a material adverse effect on our business.

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

In operating our Asian online game and service business, we may fail to launch new games according to our timetable, and our new games may not be commercially successful.

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

Our Asian online game and service business faces intense competition, which may adversely affect our revenues, profitability and planned business expansion.

The online games market is highly competitive. Online casual game operators in Greater China are currently our primary competitors. We also compete with massively multi-player online role-playing game (“MMORPG”) operators throughout Greater China. Our major competitors in Taiwan include Gamania Digital Entertainment Co., Ltd. (“Gamania”), Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). Our major competitors in the PRC include Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc. (“Giant”), Changyou.com Limited (“Changyou”), Shanghai Everstar Online Entertainment Co., Ltd. (“Nineyou”), Tencent Holdings Limited (“Tencent”), Perfect World Co., Ltd. (“Perfect World”), Kingsoft Corporation Limited (“Kingsoft”) and Beijing Globalink Computer Technology Co., Ltd. (“Ourgames.com”). In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

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

Our results of operations are subject to significant fluctuations. We have recorded net and operating losses in past years, and we may experience losses in the future.

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2011, 2012 and 2013, we recorded operating losses of US$19.9 million, US$20.6 million, and US$38.5 million as well as net losses of US$71.2 million, US$15.3 million and US$34.8 million, respectively. Our future profitability will depend to a great extent upon the performance of our Asian online game and service business and the GigaCloud cloud computing business. The key factors affecting our businesses include:

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

In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A decrease in revenues in relation to our expenses could have a material and adverse effect on our business, results of operations and financial condition. You should not place undue reliance on our financial guidance, nor should you rely on year-to-year or quarter-to-quarter comparisons of our results of operations as indicators of our future performance and we cannot assure you that we will not experience operating or net losses in future periods.

Our business strategy, which contemplates growth through acquisitions and strategic investments, exposes us to significant risks.

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

Our business could suffer if we do not successfully manage current growth and potential future growth.

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

Dependence on network suppliers may adversely affect our operating results.

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

Our Asian online game and service business depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks.

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

Any failure to maintain a stable and efficient distribution and payment network could have a material and adverse impact on our Asian online game and service business, financial condition and results of operations.

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

Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our Asian online game and service business and the cloud computing business, financial condition and results of operations.

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

Operation of pirate game servers and the expenses incurred in protecting our Asian online game and service business operation against unlawful operations through pirate servers may adversely affect our business.

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

We may be subject to claims of intellectual property right infringement by third parties, which could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing upon the intellectual property rights of third parties. There has been substantial litigation in the communications, VoIP services, semiconductor, electronics, and related industries regarding intellectual property rights and, from time to time, third parties may claim infringement by us of their intellectual property rights. Our broad range of current technology, including IP telephone systems, digital and analog circuits, software, and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. The validity and scope of claims relating to the intellectual property may involve complex scientific, legal and factual questions and analysis, and tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we have to defend ourselves in legal or administrative proceedings, which can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, and prevent us from selling our products and services. The imposition of liabilities that are not covered by insurance, in excess of insurance coverage or for which we are not indemnified by a content provider, could have a material adverse effect on our business, results of operations and financial condition.

Certain technologies necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that certain technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products and services incorporating such technology. If we were found to be infringing on the intellectual property rights of any third party in lawsuits or other claims and proceedings that may be asserted against us in the future, we could be subject to liabilities for such infringement, which could be material. We could also be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we may receive in the future, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. We cannot assure you that we will always prevail in these discussions and actions or that other actions alleging infringement by us of third-party patents will not be asserted or prosecuted against us. Furthermore, lawsuits like these may require significant time and expense to defend, may divert management’s attention away from other aspects of our operations and, upon resolution, may have an adverse effect on our business, results of operations, financial condition and cash flows.

We may need to incur significant expenses to protect our intellectual property rights, and if we are unable to adequately protect our intellectual property rights, our competitive position could be harmed.

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

Our future results of operations or the growth of our business may suffer if we are unable to maintain satisfactory relationships with the licensors of our online games.

While we are focused on strengthening our abilities to self-develop casual games, we have historically and may in the future source casual games, advanced casual games and MMOs through licensing from developers in various regions where online game development is relatively established. As of the date of this annual report, we have one licensed MMO in our online game portfolio, including the games we currently offer and the games in the pipeline. We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued operation of our licensed online games and our continued access to new online game licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new online games developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

We have a limited operating history in providing cloud computing services, which makes it difficult to predict our future operating results.

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

The success of our cloud computing business is dependent on the growth and public acceptance of our services.

Our future success in cloud computing depends on our ability to significantly increase revenues generated from our services. In turn, the success of our cloud computing solutions and services depends, among other things, upon future demand for cloud-based communications systems and services. Because the use of our service requires that the user be a subscriber of an existing broadband Internet service, usually provided through a cable or digital subscriber line, or DSL, connection, slow or limited adoption of broadband Internet service could adversely affect the growth of our subscriber base and revenues. Although the number of broadband subscribers in Greater China has grown significantly over the last five years, cloud-based communications services have not yet been adopted by a majority of prospective business customers. To increase the deployment of broadband Internet services from broadband Internet service providers, telephone companies and cable companies must continue to invest in the deployment of high speed broadband networks to residential and business customers, over which we have no control. In addition, networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be consistently provided. Cloud-based communications equipment and services must achieve a similar level of reliability that users of the public switched telephone network, or PSTN, have come to expect from their telephone service, and the cost and feature benefits of cloud-based communications must be sufficient to cause customers to switch away from traditional telephone service providers. We must devote substantial resources to educate customers and end users about the benefits of cloud-based communications solutions, in general, and our services in particular. Substantial, ongoing interaction with our customers in order to train and assist them with the deployment and use of our services over these networks is sometimes required. If any or all of these factors fail to occur, our business may be adversely affected.

Our cloud computing business depends on continued and unimpeded access to the Internet by us and our users. Internet access providers and Internet backbone providers may be able to block, degrade or charge for access to or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users.

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

Intense competition in the markets in which we compete in cloud computing could prevent us from increasing or sustaining our revenue and increasing or maintaining profitability.

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

The cloud computing market is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business.

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

Decreasing telecommunications rates and increasing regulatory charges may diminish or eliminate our competitive pricing advantage of our communications offerings, which yield significant savings over traditional phone systems.

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

We rely on third-party network service providers to originate and terminate substantially all of our public switched telephone network calls.

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

While we believe that relations with our current service providers are good, and we have contracts in place, there can be no assurance that these service providers will be able or willing to supply cost-effective services to us in the future or that we will be successful in signing up alternative or additional providers. New rules in Taiwan may impact charges that regulated telecommunications carriers assess each other for originating and terminating traffic and it is possible that we will be subject to increased charges. This may reduce our profitability and may also increase the retail price of our service, making our service less competitive with other providers of similar calling services. Although we could replace our current providers, if necessary, our ability to provide service to our subscribers could be impacted during this timeframe, and this could have an adverse effect on our business, financial condition or results of operations. The loss of access to, or requirement to change, the telephone numbers we provide to our customers also could have a material adverse effect on our business, financial condition or operating results.

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

Our physical infrastructure is concentrated in a few facilities and any failure in our physical infrastructure or our inability to handle a growing number of simultaneous calls and other services could lead to significant costs and disruptions and could reduce our revenue, harm our business reputation and have a material adverse effect on our financial results.

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

•	Any future service interruptions could:

•	Cause our customers to seek damages for losses incurred;

•	Require us to replace existing equipment or add redundant facilities;

•	Affect our reputation as a reliable provider of hosting services;

•	Cause existing customers to cancel or elect to not renew their contracts; or

•	Make it more difficult for us to attract new customers.

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our operating results.

Increased energy costs, power outages, and limited availability of electrical resources may adversely affect our operating results.

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

We depend on third-party vendors for mobile phones, IP phones, and video cameras, and any delay or interruption in manufacturing by these vendors would result in delayed or reduced shipments to our customers and may harm our business.

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

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an Internet-based, international communications service and electronically billing our customers is the secure transmission of confidential information and media (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches and are not aware of any breaches of security on our websites having occurred, failure to mitigate such fraud or breaches may expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract and retain customers, consequently adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and certain jurisdictions may enact their own rules with which we may not comply. We rely on third-party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

We may experience losses due to subscriber fraud and theft of service.

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

A high rate of customer terminations would negatively affect our business by reducing our revenue or requiring us to spend more money to grow our customer base.

We could experience a high customer termination or churn rate in the future if customers are not satisfied with our service. Other factors, including increased competition from VoIP providers, alternative technologies, and adverse business conditions may also influence our churn rate.

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

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

The success of our business is heavily dependent upon the services of our management team and other key personnel who have critical industry experience and relationships that we rely on to implement our business plan. The development, marketing and growth of our services will continue to place a significant strain on our limited personnel, management and other resources. We have experienced substantial turnover among members of our board of directors and senior management team in recent years. Further turnover of directors, senior management or key personnel could harm our business and our growth prospects. In addition, we must successfully integrate all new management and other key personnel into our organization to achieve our operating objectives; failure to do so could adversely affect our business. None of our officers or key employees are bound by employment agreements for any specific term, and we also currently do not maintain key person life insurance policies on any of our employees. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our services which could adversely affect our financial results and impair our growth.

Our ability to offer services outside Taiwan is subject to different local regulatory environments, which may be unknown, complicated and uncertain.

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

Our transactions with related parties may not benefit us and may harm our Company.

We have entered into several transactions with certain related parties in the past. We believe that we have conducted our related-party transactions on an arm’s-length basis and on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. However, we cannot assure you that all our future transactions with related parties will be beneficial to us. See Item 7, “Major Shareholders and Related-Party Transactions” in this annual report.

We may need additional capital in the future, and it may not be available on acceptable terms.

•	The development of our business may require significant additional capital in the future to:

•	fund our operations;

•	enhance and expand the range of products and services we offer; and

•	respond to competitive pressures and perceived opportunities, such as investment, acquisition and international expansion activities.

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

Our results of operations and financial condition are affected by political stability, as well as the occurrence of natural disasters and epidemics.

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

Risks Related to Doing Business in Greater China

There are currently no clear laws or regulations governing virtual asset property rights, in particular, in Greater China, and therefore, it is not clear what liabilities, if any, online game operators may have in respect of virtual assets.

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

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC.

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

Fluctuations in the exchange rates between the U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability.

The operations of our Asian online game and service business are conducted in NT dollars and Hong Kong dollars and our cloud computing services are conducted in NT dollars. Accordingly, fluctuations in the exchange rates could have a positive or negative effect on our reported results. Generally, an appreciation of NT dollars or Hong Kong dollars against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of NT dollars, Hong Kong dollars, or Singapore dollars against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, results of operations and financial condition.

Risks Related to Ownership of our Shares

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices.

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2013, the closing prices of our Shares on the NASDAQ Stock Market have ranged from US$0.93 to US$1.20 per share, and the closing price on March 31, 2014 was US$1.40. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Our Shares are listed on the NASDAQ Global Market and if we fail to meet the standards for continued listing of our Shares on NASDAQ, the Shares could be delisted from the NASDAQ Stock Market.

Our Shares are listed on the NASDAQ Global Market. The NASDAQ Global Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a US$1.00 minimum bid price per share. The trading prices for our Shares in the year 2013 were around the US$1.00 range and traded below US$1.00 several times. As of March 31, 2014, the closing price for our Shares was US$1.40.

There can be no assurance that we will continue to meet all of the requirements for continued NASDAQ listing. If we fail to comply with the minimum bid price requirement, our Shares could be delisted from NASDAQ, which could have a material adverse effect on our stock prices and our standing with current and future investors.

We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests.

As of March 31, 2014, a member of the Koo family beneficially owned approximately 20.76 percent of our outstanding Shares. Accordingly, a member of the Koo family has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and the power to prevent or cause a change in control. The interests of such member of the Koo family may differ from or conflict with your interests.

The ability of our subsidiaries in Taiwan to distribute dividends to us may be subject to restrictions under the laws of Taiwan.

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

We are a Singapore company, and because the rights of shareholders under Singapore law differ from those under U.S. law, you may have difficulty in protecting your shareholder rights or enforcing any judgment obtained in the U.S. against us or our affiliates.

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

Anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of our Company, which could adversely affect the price of our Shares.

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

Our shareholders may be subject to Singapore taxes.

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

We may be deemed to be an investment company under the United States Investment Company Act of 1940, which could have a significant negative impact on our results of operations.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2013, the first quarter of 2014 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes. As a result, you may be subject to materially adverse tax consequences with respect to Shares.

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2013, and we will likely be a PFIC for our current taxable year ending December 31, 2014, unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. A non-United States corporation, such as us, will be classified as a PFIC for any taxable year in which 75 percent or more if its gross income consists of certain types of “passive” income or 50 percent or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

If we were to be classified as a PFIC in any taxable year during which a U.S. person (as defined in “E. Taxation — U.S. Tax Considerations — Passive Foreign Investment Company”) holds our Shares, such U.S. person may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Shares and on the receipt of distributions on the Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. person will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Person’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. person, who acquires our Shares during the current taxable year ending 2014 or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares. For more information, see the section entitled “E. Taxation — U.S. Tax Considerations — Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Our Company

Our business was founded as Hoshin GigaMedia in Taiwan in October 1998. For the purpose of a public equity offering, GigaMedia Limited was incorporated in Singapore in September 1999 as a company limited by shares. We acquired 99.99 percent of equity interest in Hoshin GigaMedia in November 1999 and the remaining 0.01 percent in October 2002. In more recent years, we have established additional subsidiaries inside and outside Taiwan to conduct parts of our operations.

In February 2000, we completed the initial public offering of our Shares. Our Shares are traded on the NASDAQ Stock Market under the symbol GIGM.

In January 2006, we acquired FunTown, an Asian online game and service business operated in Taiwan and Hong Kong. In 2012, we began internal development of GigaCloud, a cloud computing software business focused on serving SMEs in Greater China. GigaCloud completed development of its first bundle of software and services in March 2013 and began commercial operations in April 2013. In 2013, we acquired a majority interest in FingerRockz, a mobile game/app developer and publisher based in Taiwan.

As part of plans to turn around the Company’s financial performance, in 2012 we began implementation of a disposal and asset optimization program targeting non-strategic investments and underperforming assets. During 2012, we completed the sale of a remaining 33.66 percent interest we held in an underperforming legacy online gambling business, Everest Gaming. In 2014, we expect to continue to dispose of non-strategic game studio holdings.

Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2011, 2012 and 2013”.

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

B. Business Overview

We are a diversified growth company with online game operations in Taiwan, Hong Kong and Macau and a cloud computing software and services business based in Taipei. We do not utilize variable-interest entities (“VIEs”) in our operations.

In online games, we own 100 percent of and operate FunTown, a leading online game portal in Taiwan and Hong Kong. FunTown is focused on the high-growth mobile and browser-based casual games market in Asia. We also own a majority interest in FingerRockz, a Taiwan-based developer and publisher of mobile games and apps.

In cloud computing, we own 100 percent of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for SMEs in Greater China.

Online Games Business

Overview

FunTown is focused on the high-growth mobile and browser-based casual games and social casino games markets in Asia. FunTown has a strong track record of developing and monetizing PC-based casual games and social casino games, including by revenues one of the largest MahJong offerings in Taiwan, and we plan to leverage that as we restructure the business and extend our offerings to mobile and browser-based games and social casino games in select areas and geographies going forward.

FingerRockz is focused on the mobile game market in Asia. The company was founded in 2012; the first game it developed in 2012 has over 1 million downloads to date. We plan to leverage the development capability of FingerRockz to strengthen our mobile game offerings.

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

We intend to continue to seek growth and enhance our market position in the online games industry by increasing focus on mobile and browser-based games and social casino games and expect to drive growth both organically and via mergers and acquisitions.

Our Games

Our portfolio of online games includes predominantly PC-based, non-cash gambling or casino casual games, including MahJong and various card and table games. FunTown’s offers over 40 PC-based non-cash gambling or casino casual games and one MMO. We have also launched one self-developed MahJong game application which uses a web or browser-based technology with no download required and one licensed mobile strategy card game.

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

Our PC-based MahJong offering faced strong competition in 2013 from the growth of mobile and browser-based online games, driven by the popularity of social networks and high mobile device usage in our markets. We responded by launching in February 2013 our MahJong game application which uses a web or browser-based technology with no download required. This simplified user sign-in procedures and enabled tighter integration with social networking platforms by allowing users to log into our game directly via their accounts at the social networking platform.

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

MMOs

In Taiwan and Hong Kong, we offer one MMO through FunTown. In June 2006, we launched the MMO Tales Runner. Tales Runner is a multi-player obstacle running game in which players compete by running, jumping, dashing and using items. Since the launch, Tales Runner has become one of the most popular online sports games in Hong Kong.

Players download and install client software from our websites, except for browser-based games, where players can play directly from a web browser. Our MMO is offered free-of-charge to all players. In order to enhance their online game playing experience, players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

In October 2010, we acquired a non-controlling interest in XLGames, an online game developer in Korea, through an investment in XLGames. As a result of the transaction, we received certain strategic rights, including exclusive rights to operate the MMO game ArcheAge in Taiwan, Hong Kong, and Macau. XLGames launched the game in Korea in January 2013. As of March 31, 2014, GigaMedia has not scheduled the launch of ArcheAge in its markets.

Game Sources

In-house development of Non-cash Gambling or Casino Casual Games

We develop the gambling or casino games offered on FunTown’s game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration into our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games and social casino games development capabilities. As of March 31, 2014, we have an in-house development team comprised of approximately 60 software and design engineers.

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

Fun Town Platform and Services

Our FunTown platform provides many online game services for the users to enhance their playing and entertainment experiences, facilitate information communication among them and support the development of a strong player community. These services include:

•	Player Clubs. FunTown offers online club services in its game community. FunTown players can form their own clubs, invite other players with similar interests or skill levels to join, and organize online and offline events for club members. Player clubs complement the strong social features of online games by helping to maintain an online game community.

•	Tournaments. FunTown provides various tournaments for its online MahJong players. After players join a club, they can participate in biweekly online inter-club tournaments. On an annual basis, FunTown organizes large-scale tournaments, in which a large number of players are invited to the tournament premises and compete online via computers.

•	Avatars. To enhance players’ overall entertainment experience, FunTown offers many in-game virtual items which may be purchased by players to customize their online personal graphic profiles, or avatars. Players use avatars to create their own unique look while participating in the online community. The virtual items for avatars include facial expressions, clothes and different accessories. These items are particularly popular with younger players, who customize their avatars to establish unique identities and pursue distinct fashions in the online community.

•	Friends and Family Messenger. The FunTown platform has a unique function designed for players’ personal contacts, which is similar to the contact list of instant message programs. This enables players to see when their friends and family members are online and invite people in their personal network to play games together.

•	Social Networking. The FunTown platform provides an online social networking community called FunTown Village, in which players meet each other through their online avatars. In FunTown Village, players can interact and communicate, purchase virtual items, and even get married virtually. FunTown plans to introduce more virtual items within FunTown Village to address the strong social interests of its players and to help increase FunTown’s overall appeal as a distinct online game community.

•	Customer Services. FunTown provides support and services to its customers primarily through walk-in customer service centers in Taipei and Hong Kong and e-mails and in-game report system where players can inquire and receive responses from FunTown.

•	Other Platforms. FunTown expects to launch its current online games onto other platforms, including Android platform and Apple’s iOS platform and to allow data synchronization between each of these platforms. FunTown launched a licensed mobile strategy card game for Android devices in March 2014 and plans to launch the game for iOS devices by May 2014.

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

Advertisements and Offline Promotions

We advertise our brand names and our games across a variety of media, including the Internet, television and outdoor advertisements. From time to time we distribute game-related posters, promotional prepaid cards for new users and souvenirs at trade shows, selected Internet cafés and other locations. We have contracted with various Internet café unions directly or via agents to promote our games in Internet cafés. We also conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our users.

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

Our Players

In Taiwan and Hong Kong, as of March 31, 2014, we had an aggregate of about 12.5 million unique registered players of our online games, more than 97 percent of which were located in Taiwan. In the fourth quarter of 2013, we recorded approximately 30,000 active paying players and approximately 17,000 peak concurrent users.

Competition

Our primary competitors in the Asian online game and service business are online game operators based in Taiwan and the PRC. Our major competitors in Taiwan include Gamania, Soft-World, IGS, UserJoy and GodGame. Our major competitors in the PRC include Shanda, Giant, Changyou, Nineyou, Tencent, Perfect World, Kingsoft and Ourgames.com.

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

Cloud Computing Business

Overview

GigaCloud is a provider of cloud computing solutions and related services, which we launched in 2013. The business was founded on the concept of delivering via the Internet, or “cloud,” integrated tools and services designed to help small-to-medium enterprises (“SMEs”) in Greater China effectively manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable services and tools to manage critical business functions that enable them to optimize their financial and human capital resources.

GigaCloud’s mission is to simplify and improve the way SMEs acquire, deploy and manage their hardware, software, security and data management technology needs. GigaCloud’s offerings enable firms to either avoid deployment of a full-scale onsite IT infrastructure or replace an existing company’s internal IT infrastructure with an externally managed and hosted IT function. This “virtualization” of SMEs can eliminate excess costs and enhance return on investment, promoting the development of boutique businesses that might otherwise find it challenging to compete and grow.

Our initial offerings may be organized into two main product groups:

a.	Communication-oriented services, including hosted private branch exchange (PBX) telephone systems that create private telephone networks within an enterprise, and hosted Internet fax service enabling faxes to be sent via smart devices, as well as similar bundles of privately managed solutions for enterprises that prefer to manage their IT and data inhouse; and

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

Strategic Partnerships

To address the market opportunity, we have formed strategic partnerships with a broad group of hardware, software and cloud computing service vendors to cooperatively advance virtualization technology for SMEs through joint marketing, product interoperability, collaboration and co-development. These partners include Taiwan’s telecom leader Far EasTone, global computer hardware and electronics leader Asus, leading PDF document solutions provider Foxit Corporation, a leader in virtualization and cloud infrastructure solutions. We create opportunity for partners by enabling them to build products that utilize our SME virtualization technology and create differentiated value through joint solutions. The endorsement and support of our partners further enhances the awareness, reputation and adoption of our virtualization solutions.

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

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and Taiwan as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We have applied for trademark registration in certain jurisdictions and may apply for further trademark and copyright registrations and additional patents, which may provide such protection in relevant jurisdictions. However, there is no assurance that this will be sufficient to fully protect our proprietary technology. In addition, our technologies may not be able to withstand any third-party claims or rights against their use.

We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to proprietary technology.

Regulation

Our business is subject to various laws and regulations in the jurisdictions we operate relating to the telecommunications industry, the internet and the online game industry, and is regulated by various government authorities.

Regulations Relating to Online Games

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

Rating of Internet Content

The Regulations for the Rating of Internet Content was abolished by the NCC in 2012. At present, the rating of internet content is governed by Article 46 of the Protection of Children and Youths Welfare and Rights Act (last amended on January 22, 2014), which requires that all internet platform providers adopt their own rules implementing “clear and practicable” protection measures in accordance with the internet content supervisory institutions engaged by the NCC and other relevant authorities to prevent youth and children from having access to harmful internet contents. An internet platform provider is required to restrict children and youths from having access to internet content upon the relevant authority’s notification that such internet contents may be harmful or that such internet platform provider failed to implement “clear and practicable” protection measures.

Computer Software Ratings

The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating pursuant to the Protection of Children and Youths Welfare and Rights Act, which took effect in January 2007. These regulations were last amended in May 29, 2012 and renamed the Regulations Governing Game Software Ratings. The definition of “game software” and the rating system have been significantly modified in the 2012 amendment. Game software means software that integrates digitalized text, sound, visual effects, music, pictures, images or animation which allows users to operate on electronic devices to achieve certain goals of the game, but excluding software installed upon the “electronic game arcade” as defined in the Electronic Game Arcade Business Regulation Act. Manufacturers, distributors, agents, sellers, rental service operators, disseminators, exhibitors and download providers are responsible for the administration of ratings. There are five ratings: (i) Restricted (allowed for ages 18 and above); (ii) Parental Guidance 15 (allowed for ages 15 and above); (iii) Parental Guidance 12 (allowed for ages 12 and above); (i) Parent Protection (allowed for ages 6 and above); and (v) General Audience (suitable for all ages). According to the 2012 amendment, game software that uses virtual currency to play simulated MahJong, poker, dice, steel ball, horse racing, roulette, slot machine and other games of similar nature, and the outcome of the games may result in increase or decrease of the virtual currency, must be rated as Parental Protection. If the contents of such game software meet the requirements under the rating criteria for Restricted, Parental Guidance 15 or Parental Guidance 12, such games must be rated accordingly.

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

Personal Data Protection Act

On April 27, 2010, the Legislative Yuan passed a bill to amend the Computer-processed Personal Data Protection Act, which was renamed as the Personal Data Protection Act. Whenever an entity collects personal data from any individual, it shall inform such individual about (i) the name and identity of the collecting entity; (ii) the purpose of collection; (iii) how the collected personal data will be used; (iv) his/her rights; and (v) the consequences of his/her failure to provide the required personal data. If personal data is not provided by individuals, in addition to the information required to be disclosed as described above, the collecting entity shall inform such individual of the source of the data before processing or using the data. In principle, prior consent from the individual is required for use of his/her personal data. These requirements shall be exempted if relevant personal data of the individual (i) is used for public interests; or (ii) is available from the public domain and the interest to be protected is more important than the privacy of such individual. Depending on the gravity of a violation, damages of NT$500 to NT$20,000 may be claimed against a person for each violation of the Personal Data Protection Act even if the actual damage cannot be proved. If there is more than one victim in a single violation, the maximum damages would be up to NT$200,000,000. However, if the interests involved therein exceed NT$200,000,000, restrictions on maximum amount for damages to be claimed and on minimum amount for damages to be claimed (NT$500 per person for each violation) shall not apply. This new Personal Data Protection Act will take effect pursuant to the announcement of the Executive Yuan. Given that there may be some delay in the enactment of the enforcement rules, the new Personal Data Protection Act was enacted on October 1, 2012.

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

Regulations Relating to Cloud Computing

Telecommunications Act

Taiwan’s Telecommunications Act and the regulations under the Telecommunications Act establish the framework and govern the various aspects of the Taiwan telecommunications industry, including:

•	licensing of telecommunications services;

•	telecommunication numbers;

•	restrictions on dominant telecommunications service providers;

•	tariff control and price cap regulation;

•	accounting separation system;

•	interconnection arrangements;

•	bottleneck facilities;

•	spectrum allocation;

•	provision of universal services;

•	equal access;

•	number portability;

•	local loop unbundling;

•	co-location; and

•	ownership limitations.

The Telecommunications Act also establishes a non-auction pricing system for assignment of radio frequencies.

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed-line services such as local, domestic long distance and international long distance services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as mobile, including 3G mobile, paging, mobile data and trunked radio services.

Type II. Type II service providers are defined as all telecommunications service providers other than Type I service providers. Type II services are divided into special services and general services. Special services include simple resale, VoIP international leased circuit and other services specified by the Ministry of Transportation and Communications before March 1, 2006 or by the NCC from March 1, 2006. General services include any Type II service other than special services.

Granting of Licenses: Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations, Type II services are divided into special services and general services. Special services include simple resale, VoIP, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services specified by governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

•	there is no limit on the number of licenses to be issued;

•	licenses were granted by the Directorate General of Telecommunications before March 1, 2006 and are not granted by the NCC; and

•	no bidding procedure is required.

We hold a license to operate general Type II services. Type II service licenses issued before November 15, 2005 are valid for ten years and may be renewed by application made two months prior to the expiration date. Type II service licenses issued or renewed on or after November 15, 2005 are valid for three years and may be renewed during the period commencing two months prior to the expiration date. There is no minimum paid-in capital requirement for Type II service providers. Our license to operate Type II services is valid from March 2013 to March 2016.

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

C. Organizational Structure

We were incorporated in Singapore as a company limited by shares on September 13, 1999. As of the date of this annual report, our principal operating subsidiaries include Hoshin GigaMedia, FunTown World Limited, and GigaMedia Cloud. Hoshin GigaMedia, our wholly-owned subsidiary incorporated in Taiwan, operates our Asian online game and service business in Taiwan. FunTown World Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands, operates our Asian online game and service business in Hong Kong and Macau. GigaMedia Cloud, our wholly-owned subsidiary incorporated in Taiwan, operates our GigaCloud services in Taiwan.

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

*	Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

Entity	Place of Incorporation	Relationship
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	Cayman Islands	Wholly-owned subsidiary
Cambridge Entertainment Software Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (HK) Limited	Hong Kong	Wholly-owned subsidiary
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Capital Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Freestyle Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (Labuan) Limited	Labuan	Wholly-owned subsidiary
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	Wholly-owned subsidiary (Dormant)
Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
Held by Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.	Taiwan	Wholly-owned subsidiary
GigaMedia Cloud Services Co., Ltd.	Taiwan	Wholly-owned subsidiary
GigaMedia Development Corporation	Taiwan	Wholly-owned subsidiary (Dormant)
Held by Hoshin GigaMedia Center Inc.
FingerRockz Co. Ltd.	Taiwan	Majority-owned subsidiary
Gaminfinity Publishing Co. Ltd.	Taiwan	Wholly-owned subsidiary
Play2gether Digital Technology Co. Ltd.	Taiwan	Wholly-owned subsidiary
PerfectPairs Gaming Co. Ltd.	Taiwan	Wholly-owned subsidiary
Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	U.S.A.	Wholly-owned subsidiary
Internet Media Licensing Limited	British Virgin Islands	Wholly-owned subsidiary

D. Property, Plant and Equipment

As of March 31, 2014, we leased approximately 47,137 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased approximately 1,265 square feet of warehouse space in Hong Kong.

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

A. Operating Results

Overview

We are a diversified provider of online games and cloud computing services. Our principal businesses are as follows:

•	Our Asian online game and service business operates a portfolio of online games, primarily targeting online game players across Asia, including Greater China and Southeast Asia.

•	Our cloud product and service business aims at providing an integrated platform of services and tools for small-to-medium enterprises in Greater China to increase flexibility, efficiency and competitiveness. The business launched in early April 2013.

In the past we operated a gaming software and service business, of which we held a controlling equity interest through July 2012. The gaming software and service business, developed and licensed online poker, casino, and sports betting gaming software solutions and application services, primarily targeting continental European markets.

In 2013, we had total operating revenues of approximately US$15.0 million, a decrease of approximately US$12.4 million year-over-year, mainly resulting from a decline of US$9.2 million in FunTown revenues, as well as the deconsolidation of IAHGames in August 2012 following our sale of a 60 percent interest in the company. Our total costs and expenses increased by approximately US$5.5 million year-over-year to US$53.5 million, primarily due to impairment losses recognized during the year, which increased by US$19.9 million. We incurred an operating loss of approximately US$38.5 million, an increase of approximately US$17.9 million year-over-year. We recognized a net loss attributable to us of approximately US$34.8 million, an increase of approximately US$19.5 million year-over-over, primarily resulting from the aforementioned increase in impairment losses.

Asian Online Game and Service Business. We operate our Asian online game and service business in Taiwan, Hong Kong and Macau through FunTown. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting from January 1, 2006. Previously, we operated in the PRC through a variable interest entity, JIDI, until our board of directors approved a plan to liquidate and dissolve JIDI in June 2012. The process of liquidation and dissolution was completed by the end of 2013. In Southeast Asia, we operated through IAHGames. We increased our ownership percentage in IAHGames from 32.26 percent in 2006 to 80 percent in 2010 through the acquisition of certain preferred shares and the subscription for new preferred shares and consolidated IAHGames’ financial results into our consolidated financial statements starting from July 1, 2010. In July 2012, we entered an agreement to sell a 60 percent ownership in IAHGames, and, upon the closing of the agreement, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method. We completed our divestiture of IAHGames in May 2013.

In addition to our majority-controlled subsidiaries, we also entered into strategic alliances with XL Games, Access China, JoyCity Corporation (previously named JC Entertainment Corporation), and East Gate in December 2007, January 2008, September 2009, and August 2010, respectively. XL Games was founded by the creator of a world-renowned online game franchise, focuses on MMORPGs and has studios in Seoul, South Korea and Austin, Texas. Access China is an online game software developer in the PRC. JoyCity is a publicly-listed company which develops online games in Korea. East Gate is a Korean fund which invests in online game businesses and films.

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

In 2013, our Asian online game and service business generated revenue of approximately US$14.1 million, gross profit of approximately US$7.7 million, operating loss of approximately US$33.7 million, non-operating income of approximately US$3.7 million, and net loss attributable to us of approximately US$27.0 million.

Cloud Product and Service Business. We launched a cloud product and service business in April 2013. Our cloud product and service business made its first revenue contributions in the fourth quarter of 2013; overall, financial results of our cloud product and service business did not have a material impact on our financial results in 2013.

Other Business. Until April 8, 2010, we operated a gaming software and service business through our subsidiary, Cambridge Entertainment Software Limited (“CESL”), and through its wholly-owned subsidiaries, Cambridge Interactive Development Corporation and Internet Media Licensing Limited. Under the terms of the licenses granted by us to Ultra Internet Media S.A. (“UIM”), we were entitled to a share of the revenues of such licensee, and as such, we had certain economic risks with respect to, and derived certain economic benefits from, their operations. Therefore, through March 31, 2010, the financial results of UIM were incorporated into our consolidated financial statements as UIM met the criteria of a VIE as defined by the FASB Accounting Standards Codification.

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

Certain Significant Events Affecting Our Results of Operations for 2011, 2012 and 2013

Divestiture of Gaming Software and Service Business

On December 15, 2009, we entered into an agreement with BetClic to sell 60 percent of substantially all of the assets and liabilities of our gaming software and service business for approximately US$100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of US$79.1 million, net of transaction costs. The sale of the remaining 40 percent was subject to a put and call mechanism in place between us and BetClic, as defined in the agreement. We had the option to put all or part of our remaining 40 percent ownership interest to BetClic in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned was not fully exercised, BetClic would have the option to call the remaining interest held by us in each of 2015 and 2016.

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BetClic on April 8, 2010, which was the date that we ceased to have a controlling financial interest. The remaining ownership interest we retained in the gaming software and service business, a 40 percent interest later diluted to 33.66 percent, was accounted for under the equity method starting from April 2010 to July 2012, when we entered into another agreement with BetClic to sell our remaining ownership interest in the gaming software and service business for a consideration of US$1.7 million. Of this consideration, US$985,000 was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of US$2.5 million, net of transaction costs. In 2011 and 2012, we recognized equity investment losses relating to our remaining non-controlling interest of US$49.7 million and US$0, respectively.

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

In consideration for sale of IAHGames and Spring Asia, we are to receive US$3 million in cash consideration in four equal installments, with the first due upon closing, the second due on October 2, 2012, the third due on January 2, 2013 and the fourth due on April 2, 2013. The first installment of US$750,000 was received upon the closing on August 15, 2012. However, the second, third, and fourth installments were deferred. The payments were collateralized by the shares of Spring Asia. In April 2013, we entered into the IAH Settlement Agreement to settle the deferred Spring Asia purchase price of US$2.25 million. Under the IAH Settlement Agreement, we also sold all of our remaining shares in IAHGames to MCIL (approximately 20% of IAHGames’ total issued and outstanding shares) at a purchase price of US$1 million. The settlement was completed in May 2013 when the deferred payment for the sale of Spring Asia and the amount for the sale of the remaining shares in IAHGames were received in full.

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

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with Blizzard were fully terminated. The following were the main impacts in our consolidated financial statements in 2011 resulting from the execution and closing of this agreement:

(in US$ thousands)
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

Recovery of loss on termination of third-party contract	$2,012

Divestitures of JIDI and Shanghai JIDI

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2012, and we recognized a loss of approximately US$588,000 in connection with the disposal of property, plant and equipment, which is included within discontinued operations in 2012. The process of liquidation and dissolution was completed by the end of 2013. Summarized selected financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2011	2012	2013
Revenue	$29	$100	$0

Loss from discontinued operations before tax	$(4,240)	$(2,521)	$(318)
Income tax expense	—	—	—

Loss from discontinued operations	$(4,240)	$(2,521)	$(318)

Deconsolidation of T2CN

On December 14, 2011, we completed the sale of our equity method investee T2CN. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of US$4.7 million, resulting in a gain of US$4.7 million being recognized in 2011. Hornfull Limited also reimbursed us US$0.8 million in cash for legal fees incurred by us in connection with the T2CN dispute.

Share Repurchase Program

On May 20, 2011, our board of directors approved an US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the treasury shares under this program were cancelled by the end of 2011.

Impairment Loss Related to Underperforming Game Projects in Our Asian Online Game and Service Business

2011 Impairment Loss

Due to certain underperforming game projects within our Asian online game and service business, we recorded an impairment loss of approximately US$8.3 million in our consolidated financial statements for the year ended December 31, 2011 as follows:

1) US$5.1 million impairment loss on goodwill from the acquisition of IAHGames. The goodwill had a carrying amount of US$12.2 million which was written down to its estimated fair value of US$9.9 million as of December 31, 2010, and fully written down to US$0 as of December 31, 2011, after the reversal of a contingent liability recorded in connection with the acquisition of IAHGames for US$5.9 million, resulting in an impairment charge of US$4.0 million in 2011, which is included in operating expenses in our consolidated statements of operations. Goodwill from the acquisition of OneNet Co., Ltd., an investee of IAHGames, with a carrying amount of US$1.0 million was fully written down to US$0 as of December 31, 2011, resulting in an impairment charge of US$1.0 million in 2011.

2) US$619,000 impairment loss on prepaid licensing and royalty fees (of which US$372,000 related to Shanghai JIDI is reclassified to loss from discontinued operations), which was related to certain licensed games that we stopped operating or for which the carrying amounts were determined not to be recoverable due to lower than expected performances. Prepaid licensing and royalty fees are valued using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs; and

3) US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease rights, reflecting a full provision relating to certain projects that we have ceased to further develop.

2012 Impairment Loss

Due to decreased forecasts within our Asian online game and service business, we recognized an impairment loss of approximately US$13.2 million in our consolidated financial statements for the year ended December 31, 2012 as follows:

1) US$12.5 million impairment loss on goodwill from the acquisition of FunTown. Goodwill from the acquisition of FunTown, which constitutes our Asian online game and service business, was written down to its estimated fair value of US$16.9 million as of December 31, 2012, resulting in an impairment charge of US$12.5 million in 2012, which is included within operating expenses in our consolidated statements of operations. As a result of the slowdown in the PC-based online game market on which we depend and an unfinished transition of FunTown to new browser/mobile games and social casino games markets, we estimated that the fair value of our Asian online game and service business had decreased and, as a result, impaired the goodwill related to FunTown as of December 31, 2012. The impairment charge was determined by our estimates of future cash flows from the FunTown business which have been reduced due to our change in strategic focus, indicating that the original carrying amount of the goodwill from the acquisition of FunTown could not be fully recovered as of December 31, 2012.

2) US$702,000 impairment loss on prepaid licensing and royalty fees, which was related to certain licensed games that we stopped operating or for which the carrying amounts were determined not to be recoverable due to lower than expected performances. Prepaid licensing and royalty fees are valued using a discounted cash flow model to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs; and

3) US$15,000 impairment loss on intangible assets for capitalized software costs, reflecting a full provision relating to certain projects that we have ceased to further develop.

2013 Impairment Loss

Due to certain underperforming game projects and decreased forecasts within our Asian online game and service business, we recognized an impairment loss of approximately US$33.1 million in our consolidated financial statements for the year ended December 31, 2013 as follows:

1) US$17.1 million impairment loss on goodwill and US$12.0 million impairment loss on intangible assets – specifically, trade names and trademarks, originally arising from the acquisition of FunTown. Goodwill and trade names and trademarks from the acquisition of FunTown, which constitutes our Asian online game and service business, were written down to nil as of December 31, 2013, resulting in an impairment charge of US$29.1 million in 2013, which is included within operating expenses in our consolidated statements of operations. As a result of the further slowdown in the PC-based online game market on which we depend and an unfinished transition of FunTown to new browser/mobile games and social casino games markets, we estimated that the fair value of our Asian online game and service business had decreased and, as a result, impaired the goodwill related to FunTown as of December 31, 2013. The impairment charge was determined by our estimates of future cash flows from the FunTown business which have been reduced due to market conditions and our incomplete transition to new markets, indicating that the original carrying amount of the goodwill from the acquisition of FunTown could not be fully recovered as of December 31, 2013.

2) US$2.8 million impairment loss on prepaid licensing and royalty fees, which was related to certain licensed games for which the carrying amounts were determined not to be recoverable due to deferred development progress and remote possibility of commercial launch. Prepaid licensing and royalty fees are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

3) US$1.3 million impairment loss on intangible assets for capitalized software costs to reflect a full provision relating to certain projects that we have ceased to further develop.

Impairment Loss on Marketable Securities and Investments

As a result of unsuccessful investments made by previous management in game studios and companies, we recognized impairment losses on marketable securities and investments of US$13.3 million, US$1.2 million and US$0 in 2011, 2012 and 2013, respectively. The major impairments are listed below:

2011 Impairment Loss on Marketable Securities and Investments

1) In 2009 we made an investment in common shares of Numen Soft Co., Ltd. (“Numen Soft”) of US$679,000. As a result of deteriorating earnings and inability to meet its projections and forecasts, we fully wrote down our investment in Numen Soft in 2011 to zero.

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

2012 Impairment Loss on Marketable Securities and Investments

1) In 2009 we made an investment in common shares of Gorilla Banana Entertainment Corp. (“GBE”) of US$700,000. As a result of accumulated loss, inability to meet its projections and forecasts, and cash shortage, we fully wrote down our investment in GBE in 2012 to zero.

2) In 2007, we made an investment in common shares of Soft Star Entertainment Inc. (“SoftStar”) of approximately US$1.9 million through a private placement. As a result of deteriorating earnings and considering the resulting lack of liquidity, we wrote down this investment to its estimated fair value of US$1.6 million, resulting in an impairment charge of US$493,000 in 2012.

Subsequent Events

On April 10, 2014 (with supplemental modification on April 15, 2014), we entered into a short-term loan agreement on an arm’s-length basis with Wen He Investment Ltd. (“Wen He”) to finance its purchase from a third-party of 15 million common shares of a company in Taiwan. The amount of the loan is approximately US$18.8 million, maturing on May 10, 2014, and carries an interest rate of 5% per annum. The term of the loan also requires that all of the shares so purchased by Wen He be pledged to us as collateral together with the personal guarantee of another major shareholder of the Taiwan company. We entered into this loan agreement because we believe it will support the growth of our online games business.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Our significant accounting policies are closed in note 1(c) to our consolidated financial statements. We believe that the following discussion addresses the most critical accounting policies applicable to our Company, which are those that are most important to the portrayal of the financial condition and results of operations of our Company, and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

Revenues are recognized revenue when persuasive evidence of an arrangement exists, delivery occurs and the customer takes ownership and assumes risks or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis and therefore are excluded from revenues in our consolidated financial statements.

Our Company has in the past entered into and may in the future enter into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

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

Sales of virtual online game points and licensing fee revenues are reported on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

Asian online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the period of the contract when the collectability is reasonably assured.

Other Revenues

Other revenues include cloud service revenues, which are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized for the period of time for which we provide services to the customers. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired. Deferred revenue was US$3.2 million and US$2.4 million at December 31, 2012 and 2013, respectively.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentages of revenues generated by the licensee from operating the related online game in the specific country or region over the contract period.

Whenever events or changes in circumstances indicate that the carrying amount of our prepaid licensing and royalty fees may not be recoverable, we test its recoverability by comparing the carrying value of the item in question to its undiscounted cash flows. If the carrying amounts of the related prepayments were determined to be greater than their expected future undiscounted cash flows, the estimated fair values of prepaid licensing and royalty fees are determined based on their discounted cash flows.

Based on the analysis, we estimated the fair values of certain prepaid licensing and royalty fee assets to be nil, and recognized impairment charges of US$619,000, US$702,000 and US$2.8 million on prepaid licensing and royalty fees in 2011, 2012 and 2013, respectively.

The impairment losses recognized in 2011, 2012 and 2013 were mainly due to lower than expected performances of products and services or resulted from the uncertain commercial viability of products and services, or from game development that did not successfully pass the testing phase and for which we fully wrote off the contractual value of related fees paid. In 2013 we recognized a US$2.8 million impairment loss on prepaid licensing fees for certain outsourced game development, which was primarily due to a novation agreement entered into with an outsourced game developer and licenser in 2013. The agreement relieved us from obligations in the remaining contractual period of the original game development contract. We therefore had rights to receive running royalties from the outsourced game developer or sell these rights to the outsourced game developer. We believed the possibility of a successful commercial launch of the game to be remote, thus we concluded that the prepaid licensing fees were impaired and recognized an impairment loss of US$2.8 million.

Impairment of Intangible Assets with Indefinite Useful Life

If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Our indefinite useful life intangible asset is our trade name, which resulted from the acquisition of FunTown in 2006. We perform an impairment test on our trade name annually on December 31, or more frequently when a triggering event occurs between annual impairment tests.

Late in 2013, due to a slowdown in the PC-based online game market and our new strategy to focus on social online casino games and mobile games in Greater China, we determined that triggering events had occurred requiring us to review our trade name associated with the Asian online game reporting unit, before testing this reporting unit for goodwill impairment. Based on our assessment, the profit margin generated from the Asian online games business was very low compared to our peer companies. The Asian online game business was projected to generate losses in the coming years as it was projected to be negatively impacted by the end of its game life cycles. Our trade name associated with our current gaming platform was considered to have no economic value because it could not contribute profit to us in consideration of our updated strategic plan to reposition our business. The strategic plan would result in a significant transfer of our resources. Meanwhile we have decided to retire the existing trade name at the end of the game life cycles and rebrand many developed games under new platforms unassociated with the existing trade mark. We therefore determined that the fair value of the trade name was zero and recognized an impairment loss of US$12.0 million in 2013.

Impairment of Long-lived Assets and Intangible Assets with Definite Useful Life

         We review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon certain assumptions about expected future operating performance. If the sum of the expected undiscounted future cash flows is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. Prior to evaluating goodwill for impairment, we evaluated our long-lived assets for impairment. We determined that we have two asset groups for impairment testing purposes, one of which is associated with our online game operations, and the other is associated with our cloud services. For each asset group, we determined that the undiscounted cash flows expected to result from the use of the asset group exceeded their respective carrying amounts. Consequently, we have not recognized any impairment charges on long-lived assets during the period from year 2011 to 2013.

Impairment of Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. For 2013, we concluded that we had two reporting units, which are the same as our operating segments. Goodwill was assigned to our Asian Online Game reporting unit. In determining whether goodwill is impaired and measuring any loss resulting from the impairment, we first determine whether the fair value of the reporting unit is less than its carrying amount (including goodwill). The fair value of the reporting unit is determined using a discounted cash flows analysis. Second, if the fair value of the reporting unit does not exceed the carrying amount, we recognize an impairment loss for the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We perform an impairment test on goodwill annually on December 31, or more frequently when a triggering event occurs between annual impairment tests.

We estimated the fair value of the Asian Online Game reporting unit by using the discounted cash flow approach, which uses Level 3 inputs of the fair value hierarchy. Unobservable inputs include, but are not limited to, (1) discount rates; (2) terminal year growth rates; (3) recent operating performance and forecasts; (4) growth anticipated in cash flow; (5) the state of the online game business in the respective geographic area; and (6) trends in average monthly users, paying users, pay rates and average revenue per user.

In 2012, the significant assumptions used to determine the estimated fair value of this reporting unit included five-year undiscounted cash inflow projections ranging from US$2.9 million to US$8.6 million (assuming an average revenue decline of 7 percent over the five-year period), with a terminal value (using a zero terminal growth rate) of approximately US$20.3 million at the end of the fifth year, and a discount rate of 17.1 percent. In 2012, the carrying value of the Asian Online Game reporting unit exceeded its estimated fair value. Thus we performed the second step and determined that the implied fair value of the goodwill was US$16.9 million compared to its carrying value of US$29.4 million. Consequently, we recognized a goodwill impairment charge of US$12.5 million in 2012.

In 2013, our Asian Online Game reporting unit experienced a slowdown in the PC-based online game market. We also decided to reposition FunTown to focus on market growth in social casino games and browser/mobile games, as we have seen a significant shift in customer demand for these products and expected a corresponding effect to be reflected on the fair value of the Asian Online Game reporting unit. The decrease of total revenue in 2013 reflected an unfinished transition to social casino and mobile games and lower contributions from our currently PC-based online casual games as a result of the continuing shift in player preference for browser/mobile games. Our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the current fair value of this reporting unit may be less than its carrying value, and the related recovery of the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, our projection for recurring revenue and costs has reflected the uncertain preference in the consumers’ perspective. The assumptions used for our 2013 estimated fair value included six-year undiscounted cash flows projections ranging from (US$4.0) million to US$2.8 million and a discount rate of 13.0 percent. The decrease in the discount rate used for the goodwill impairment testing purpose from 2012 to 2013 resulted from changes of the Beta and small size risk premium. The carrying value of our Asian Online Game reporting exceeded its estimated fair value. Thus we performed the second step and determined that the implied fair value of the goodwill was US$0 compared to its carrying value of US$17.1 million. Consequently, we recognized a further goodwill impairment charge of US$17.1 million in 2013.

Income Taxes

As part of the process of preparing our consolidated financial statements, our management is required to estimate income taxes and tax bases of assets and liabilities for our Company. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes and the amount of tax credits and tax loss carry-forward. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be realized and, to the extent it believes that realization is not more likely than not, a valuation allowance is provided.

The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance are dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income and tax planning strategies in determining the valuation allowance.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. We have to recognize income tax expenses when the possibility of tax adjustments made by the tax authority is greater than 50% in the future period. Changes in income tax recognition or measurement of previous periods are reflected in the period in which the change in judgment occurs.

As of December 31, 2012 and 2013, we recognized valuation allowances of US$18.3 million and US$5.2 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of both December 31, 2012 and 2013. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2011, the valuation allowance on the deferred tax assets increased by US$17.9 million to US$25.3 million primarily due to the evaluation of the loss related to our investment in Mangas Everest. We provided a valuation allowance against the deferred tax asset related to our investment loss in Mangas Everest as we believed that the subsequent disposal of this investment would not likely offset the related deferred tax asset based on our estimation of any future disposal gain, as Mangas Everest has had successive losses, and therefore we did not believe that sufficient objective, positive evidence existed to conclude that the realization of the deferred tax asset related to our investment losses in Mangas Everest was more likely than not. In 2013, due to the liquidation of GigaMedia Europe Limited S.à.r.l., which held investments in Mangas Everest, the related deferred tax asset and the valuation allowance were reversed accordingly.

In 2012 the valuation allowance on the deferred tax assets decreased by US$6.9 million to US$18.3 million primarily due to the deconsolidation of our controlling interests in IAHGames in which a full valuation allowance was provided. In 2013 the valuation allowance on the deferred tax assets decreased by US$13.2 million to US$5.2 million mainly due to the completion of liquidation processes for subsidiaries in Luxembourg and China, resulting in a reversal of US$16.7 million on deferred tax assets (consisting primarily of operating loss carryforward) and related valuation allowance partially offset by an addition of US$3.5 million of the valuation allowance to loss carryforward generated from our Hong Kong and Taiwan businesses.

The effect of the changes of the valuation allowance increased our income tax expense for the years ended December 31, 2011, 2012 and 2013 by US$15.6 million, US$0.5 million and US$3.5 million, respectively.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. The update does not change the requirements for reporting net income or other comprehensive income in financial statements. The updated guidance is effective for our fiscal year beginning January 1, 2014. The adoption of this guidance is not expected to have any impact on our consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This update requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The update is effective for our fiscal year beginning January 1, 2015, and is to be applied prospectively, with retrospective application permitted. The adoption of this guidance will not have any impact on our consolidated financial position, results of operations or cash flows.

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

         On January 1, 2006, the Taiwanese government enacted the Alternative Minimum Tax (“AMT”) Act. Taxes imposed under the AMT Act are supplemental tax payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. The AMT rate for business entities is 10 percent. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislation such as tax holidays and investment tax credits. For example, gains on disposal of marketable securities from our Taiwan-based entities were exempt from income tax based on Taiwan tax laws prior to the AMT Act. However, such gains will need to be included for the purpose of calculating the AMT.

The statutory enterprise income tax rate in the PRC is 25 percent unless the entities qualify under certain limited exceptions. Our Asian online games in the PRC applied this income tax rate before we ceased our operations in the PRC.

The corporate income tax rate in Singapore is 17 percent, which applied primarily to IAHGames acquired in July 2010 and up to August 2012 when we deconsolidated it.

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

Development of cloud computing and online games industries. We began developing a new cloud computing business in the second half of 2012. The business launched in early April 2013. The cloud computing and online games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:

•	the development and regulation of these industries;

•	our adaptation to technological change, such as the shift towards greater use of mobile phones and tablets for Internet access;

•	changing consumer preferences, including for mobile games;

•	legal development affecting these industries; and

•	general economic conditions in the markets where we or our licensees operate.

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

The table below presents, for the periods indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2011		2012		2013
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Asian online game and service revenues	34,367	100.0	27,470	100.0	14,106	93.8
Other revenues	—	—	—	—	926	6.2

Total operating revenues	34,367	100.0	27,470	100.0	15,032	100.0

COSTS OF REVENUES
Cost of Asian online game and service revenues	14,413	41.9	11,388	41.5	6,425	42.7
Cost of other revenues	—	—	—	—	1,159	7.7

Total costs of revenues	14,413	41.9	11,388	41.4	7,584	50.4

Gross profit	19,954	58.1	16,082	58.6	7,448	49.6

OPERATING EXPENSES
Product development and engineering expenses	1,956	5.7	1,471	5.4	1,698	11.3
Selling and marketing expenses	10,079	29.3	8,377	30.5	4,815	32.0
General and administrative expenses	18,101	52.7	13,384	48.7	6,324	42.1
Bad debt expense	1,820	5.3	169	0.6	37	0.2
Impairment loss on goodwill	5,097	14.9	12,489	45.5	17,054	113.5
Impairment loss on intangible assets	2,583	7.5	15	—	13,251	88.2
Impairment loss on prepaid licensing and royalty fees	247	0.7	702	2.6	2,752	18.3
Other	—	—	49	0.2	4	—

Total operating expenses	39,883	116.1	36,656	133.5	45,935	305.6

Loss from operations	(19,929)	(58.0)	(20,574)	(74.9)	(38,487)	(256.0)

NON-OPERATING INCOME (EXPENSES), NET	(47,706)	(138.8)	7,649	27.8	3,805	25.3

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(67,635)	(196.8)	(12,925)	(47.1)	(34,682)	(230.7)
INCOME TAX BENEFIT (EXPENSE)	245	0.7	(671)	(2.4)	(61)	(0.4)

LOSS FROM CONTINUING OPERATIONS	(67,390)	(196.1)	(13,596)	(49.5)	(34,743)	(231.1)
LOSS FROM DISCONTINUED OPERATIONS -NET OF TAX	(4,188)	(12.2)	(2,521)	(9.2)	(318)	(2.1)

NET LOSS	(71,578)	(208.3)	(16,117)	(58.7)	(35,061)	(233.2)
LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	366	1.1	827	3.0	281	1.8

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	(71,212)	(207.2)	(15,290)	(55.7)	(34,780)	(231.4)

The key items included in our income statement are:

OPERATING REVENUES. Our operating revenues consist of revenues from our current Asian online game and service business and our nascent cloud product and service business. Asian online game and service revenues are related to our online games business in Asia and are collected through the sale of online game points, pre-paid cards and game packs, and through licensing fee revenues. Cloud service revenues are related to cloud computing services provided by our Company. Revenues are collect through monthly payment or in advance payments with discounts. Revenues from the sales of equipment and other related products are recognized upon acceptance.

COSTS OF REVENUES. Costs of revenues consist primarily of online game and cloud service processing costs, online game royalties, bandwidth costs, production costs for prepaid game cards and game packs, amortization of intangible assets, cost of products, customer service department costs, operational department costs, depreciation, maintenance and other overhead expenses directly attributable to the provision of our Asian online game and services and cloud products and services.

OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses, bad debt expenses and impairment losses.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income and expenses consist of interest income and expenses, gain or loss on sales of marketable securities, foreign exchange gain or loss, loss on equity method investments, gain or loss on deconsolidation of business units, and impairment loss on marketable securities and investments.

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

NON-CONTROLLING INTEREST. Noncontrolling interest represents the portion of net income allocated to the non-controlling voting shares of our majority-owned subsidiaries (T2CN through December 13, 2011, IAHGames through August 15, 2012, Dragongate Enterprises Limited and FingerRockz). In May 2005, IAHGames issued redeemable preferred shares, which are redeemable at the option of the investors, and as such these preferred shares are classified as mezzanine equity on our balance sheet, through August 15, 2012.

The financial information in relation to our business segments is provided net of inter-segment transactions.

For the Years Ended December 31, 2013 and 2012

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2013 declined by approximately 45.5 percent to approximately US$15.0 million from approximately US$27.5 million in 2012. The decrease was primarily due to a decrease of approximately US$9.2 million in revenue from FunTown. The period comparison was also impacted by revenue contributions from former subsidiary IAHGames. We deconsolidated the results of IAHGames from August 2012 onwards and do not expect to generate revenue from IAHGames going forward. Therefore, revenue from IAHGames declined to nil in 2013 from approximately US$4.2 million in 2012.

COSTS OF REVENUES. Costs of revenues in 2013 decreased by approximately US$3.8 million, or 33.4 percent, to approximately US$7.6 million in 2013 from approximately US$11.4 million in 2012. The decrease in costs of revenues mainly reflected the deconsolidation of IAHGames from August 2012.

GROSS PROFIT. Gross profit decreased by approximately 53.7 percent to approximately US$7.4 million in 2013 from approximately US$16.1 million in 2012. The decrease in consolidated gross profit mainly resulted from decreased gross profit from FunTown.

OPERATING EXPENSES. Total operating expenses increased by approximately 25.3 percent to approximately US$45.9 million in 2012 from approximately US$36.7 million in 2012. The increase in total operating expenses was mainly due to an increase in impairment loss of approximately US$19.9 million, offset by a decrease of US$7.1 million, or 52.7 percent, in general and administrative operating expenses.

Consolidated product development and engineering expenses increased by approximately 15.4 percent in 2013 to approximately US$1.7 million from US$1.5 million in 2012. This increase was mainly due to development of certain online game projects in our Asian online game and service business.

Consolidated selling and marketing expenses decreased by approximately 42.5 percent to approximately US$4.8 million in 2013 from US$8.4 million in 2012, primarily due to cost cutting and cost controls in FunTown. The period comparison was also impacted by expenses from former subsidiary IAHGames, which we deconsolidated from August 2012.

Consolidated general and administrative expenses decreased by approximately US$7.1 million, or 52.7 percent, to approximately US$6.3 million in 2013 from US$13.4 million in 2012, primarily as a result of stringent control in expenditures. Results also reflected the deconsolidation of IAHGames from August 2012.

Consolidated impairment loss, all in our Asian online games and service business, increased by approximately US$19.9 million to approximately US$33.1 million in 2013 from US$13.2 million in 2012. Total consolidated impairment loss in 2013 was composed of a US$17.1 million impairment loss on goodwill mainly related to the acquisition of FunTown, a US$12.0 million impairment loss on intangible assets for trade names and trademarks related to FunTown, a US$1.3 million impairment loss on intangible assets for capitalized software costs, and a US$2.8 million impairment loss on prepaid licensing and royalty fees. Total consolidated impairment loss in 2012 was composed of a US$15,000 impairment loss on intangible assets for capitalized software costs, a US$702,000 impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown.

OPERATING LOSS. Operating loss for 2013 was US$38.5 million as compared to a loss of US$20.6 million in 2012. The US$17.9 million increase in loss was primarily a result of increased impairment loss in 2013.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income, net was approximately US$3.8 million in 2013 compared to income of approximately US$7.6 million in 2012. The non-operating income, net in 2013 primarily included (1) US$0.5 million income on equity method investments, (2) US$1.2 million gain on sales of equity method investments, and (3) US$1.7 million gain on sales of marketable securities. The non-operating income, net in 2012 primarily included (1) US$2.5 million gain on the sale of remaining non-controlling ownership interest in our gaming software and service business, (2) US$5.7 million gain on the sales of marketable securities, and (3) US$1.2 million impairment loss on marketable securities and investments.

LOSS FROM DISCONTINUED OPERATIONS. Loss from discontinued operations decreased by approximately US$2.2 million to approximately US$0.3 million in 2013 compared to a loss of approximately US$2.5 million in 2012, primarily due to completion of our discontinuance of operations of JIDI.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2013 was approximately US$34.8 million compared to a loss of approximately US$15.3 million in 2012. The increase reflected the aforementioned factors affecting loss from operations and consolidated non-operating expenses/income.

Business Segment Results

Asian Online Game and Service Business

In July 2012, we entered into agreements to sell a 60 percent ownership interest in IAHGames. Upon the closing of the agreement in August 2012, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2011, 2012 and 2013 — Acquisition and Divestitures of IAHGames”.

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2011, 2012 and 2013 — Divestitures of JIDI and Shanghai JIDI”.

In addition to these divestitures, financial results of our Asian online game and service business in 2013 were affected by several factors, including but not limited to strong competition from an increase of online games offered on social network platforms.

SEGMENT OPERATING REVENUES. Total operating revenues decreased by approximately US$13.3 million or 48.6 percent to approximately US$14.1 million in 2013 from approximately US$27.5 million in 2012. Such decrease reflected (1) an approximately US$4.2 million decrease in contributions from IAHGames as a result of the deconsolidation of IAHGames from August 2012, and (2) an approximately US$9.2 million decrease related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for certain online games.

As of December 31, 2013, FunTown’s number of registered users was approximately 18.0 million, representing a decrease of 17 percent compared with the fourth quarter of 2012. However, in the fourth quarter of 2013 there was a decrease of 42 percent in the number of peak concurrent users compared to the fourth quarter of 2012, to approximately 17,000, and the number of average monthly active paying accounts was about 30,000 in the fourth quarter of 2013, representing a decrease of 39 percent compared to the fourth quarter of 2012. The average revenue per paying user (“ARPU”) in the fourth quarter of 2013 was approximately US$28, representing a year-over-year decrease of 9 percent. The decreases in active paying accounts and in ARPU resulted in a year-over-year decrease in fourth-quarter revenue of 45 percent.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service revenue decreased by 43.6 percent to approximately US$6.4 million in 2013 from US$11.4 million in 2012. The decrease reflected a decline of approximately US$3.4 million in operating costs related to IAHGames, which was deconsolidated from August 2012, as well as a decreased of approximately US$1.5 million related to FunTown, mainly from variable costs, in line with the decreased revenues.

SEGMENT GROSS PROFIT. Gross profit decreased by 52.2 percent to approximately US$7.7 million in 2013 from US$16.1 million in 2012. Gross profit margin was approximately 54.5 percent in 2013 compared with 58.5 percent in 2012.

SEGMENT OPERATING EXPENSES. Total operating expenses increased by approximately US$13.0 million to approximately US$41.4 million in 2013 from approximately US$28.4 million in 2012. The increase was primarily due to an increase in impairment loss of approximately US$17.1 million related to FunTown, offset by decreases of approximately US$3.8 million in selling and marketing expenses and US$3.0 million in general and administrative expenses in 2013.

Selling and marketing expenses. Selling and marketing expenses decreased by approximately US$3.8 million to US$4.5 million in 2013 from US$8.3 million in 2012. The decrease reflected cost cutting and cost controls in FunTown and the deconsolidation of IAHGames from August 2012.

General and administrative expenses. General and administrative expenses incurred in 2013 decreased by approximately US$3.0 million to US$2.3 million from US$5.3 million in 2012. The decrease reflected the deconsolidation of IAHGames from August 2012, and expenditure reduction in FunTown.

Impairment loss. Impairment loss increased by approximately US$19.9 million to approximately US$33.1 million in 2013 from US$13.2 million in 2012. The impairment loss in 2013 was comprised of a US$17.1 million impairment loss on goodwill mainly related to the acquisition of FunTown, a US$12.0 million impairment loss on intangible assets for trade names and trademarks related to FunTown, a US$1.3 million impairment loss on intangible assets for capitalized software costs, and a US$2.8 million impairment loss on prepaid licensing and royalty fees. The impairment loss in 2012 was comprised of a US$15,000 impairment loss on intangible assets for capitalized software costs, a US$702,000 impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown.

SEGMENT OPERATING LOSS. Operating loss in 2013 was US$33.7 million, compared to US$12.3 million in 2012. The increase was due to the aforementioned factors. Segment results do not reflect certain corporate headquarter expenses.

SEGMENT NON-OPERATING INCOME (EXPENSES), NET. Non-operating income, net in 2013 was US$3.7 million compared to income of US$4.9 million in 2012. Non-operating income in 2013 mainly included a gain on sales of marketable securities of US$1.7 million, a gain of US$1.2 million on the sale of equity method investments, and income of US$0.5 million on equity method investments. Non-operating income, net in 2012 mainly included a gain on sales of marketable securities of US$5.7 million, and an impairment loss of US$1.2 million on marketable securities and investments.

Cloud Product and Service Business

We began developing a new cloud computing business in the second half of 2012. The business launched in April 2013. Financial results of the cloud computing business did not have a material impact on GigaMedia’s financial results in 2013.

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

COSTS OF REVENUES. Costs of revenues in 2012 and 2011, all from our Asian online game and service business, decreased by approximately US$3.0 million, or 21.0 percent, to approximately US$11.4 million in 2012 from approximately US$14.4 million in 2011. The decrease in costs of revenues was mainly due to a US$3.1 million or 47.7 percent, decrease in operating costs in IAHGames as a result of its deconsolidation from August 2012.

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

Consolidated impairment loss, all in our Asian online games and service business, increased by approximately US$5.3 million to approximately US$13.2 million in 2012 from US$7.9 million in 2011. Total consolidated impairment loss in 2012 was composed of a US$15,000 impairment loss on intangible assets for capitalized software costs, a US$702,000 impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown. The total consolidated impairment loss in 2011 was composed of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$247,000 impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames.

OPERATING LOSS. Operating loss for 2012 was US$20.6 million as compared to a loss of US$19.9 million in 2011. The US$12.7 million decrease in loss was primarily a result of the deconsolidation of IAHGames from August 2012.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income, net was approximately US$7.6 million in 2012 compared to non-operating expense, net of approximately US$47.7 million in 2011. The non-operating income, net in 2012 primarily included (1) US$2.5 million gain on the sale of remaining non-controlling ownership interest in our gaming software and service business, (2) US$5.7 million gain on the sales of marketable securities, and (3) US$1.2 million impairment loss on marketable securities and investments. The non-operating expense, net in 2011 primarily included (1) US$47.9 million loss on equity method investments, (2) US$13.3 million impairment loss on marketable securities and investments, (3) US$6.3 million gain on the sales of marketable securities, (4) US$4.7 million gain on the sale of ownership interest in T2CN, and (5) US$2.0 million gain on recovery of loss on termination of IAHGames’ initiatives with Blizzard.

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

Business Segment Results

Asian Online Game and Service Business

In July 2012, we entered into agreements to sell a 60 percent ownership interest in IAHGames. Upon the closing of the agreement in August 2012, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2011, 2012 and 2013 — Acquisition and Divestitures of IAHGames”.

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2011, 2012 and 2013 — Divestitures of JIDI and Shanghai JIDI”.

In addition to these divestitures, financial results of our Asian online game and service business in 2012 were affected by several factors, including but not limited to strong competition from an increase of online games offered on social network platforms.

SEGMENT OPERATING REVENUES. Total operating revenues decreased by approximately US$6.9 million or 20.0 percent to approximately US$27.5 million in 2012 from approximately US$34.4 million in 2011. Such decrease was due to (1) approximately US$4.2 million or 49.9 percent decrease as a result of the deconsolidation of IAHGames from August 2012, and (2) approximately US$2.7 million or 10.4 percent decrease related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for certain online games.

As of December 31, 2012, FunTown’s number of registered users was approximately 21.7 million, representing a decrease of 12.4 percent compared with the fourth quarter of 2011. There was a decrease of 18 percent in the number of peak concurrent users in the fourth quarter of 2012 compared to the fourth quarter of 2011, to approximately 36,325, and the number of average monthly active paying accounts was about 59,607 in the fourth quarter of 2012, representing a decrease of 26 percent compared to the fourth quarter of 2011. The average revenue per paying user (“ARPU”) in the fourth quarter of 2012 was approximately US$30.39, representing a year-over-year increase of 13 percent. The decrease in active paying accounts and increase in ARPU resulted in a year-over-year decrease in fourth-quarter revenue of 23 percent. See “— D. Trend Information” for a more detailed description of our revenue drivers.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service revenue decreased by 21.0 percent to approximately US$11.4 million in 2012 from US$14.4 million in 2011. The decrease was primarily due to a decrease of approximately US$3.1 million related to IAHGames, which was deconsolidated from August 2012.

SEGMENT GROSS PROFIT. Gross profit decreased by 19.4 percent to approximately US$16.1 million in 2012 from US$20.0 million in 2011. Gross profit margin was approximately 58.5 percent in 2012 compared with 58.1 percent in 2011.

SEGMENT OPERATING EXPENSES. Total operating expenses decreased by approximately US$2.5 million to approximately US$28.4 million in 2012 from approximately US$30.9 million in 2011. The decrease was primarily due to impairment losses of US$7.7 million related to IAHGames being recorded in 2011, as well as the deconsolidation of IAHGames from August 2012, offset by impairment losses of US$13.2 million related to FunTown recorded in 2012.

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

Impairment loss. Impairment loss increased by approximately US$5.3 million to approximately US$13.2 million in 2012 from US$7.9 million in 2011. The impairment loss in 2012 was comprised of a US$15,000 impairment loss on intangible assets for capitalized software costs, a US$702,000 impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown. The impairment loss in 2011 was comprised of a US$2.6 million impairment loss on intangible assets for capitalized software costs and favorable lease right, a US$247,000 impairment loss on prepaid licensing and royalty fees, and a US$5.1 million impairment loss on goodwill related to IAHGames.

SEGMENT OPERATING LOSS. Operating loss in 2012 was US$12.3 million as compared to US$10.9 million in 2011. The decrease of loss was due to the aforementioned factors. Segment results do not reflect certain corporate headquarter expenses.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income, net in 2012 was US$4.9 million compared to income of US$1.9 million in 2011. Non-operating income, net in 2012 mainly included a gain on sales of marketable securities of US$5.7 million, and an impairment loss of US$1.2 million on marketable securities and investments. The non-operating income, net in 2011 mainly included a gain on sales of marketable securities of US$5.8 million, a gain of US$4.7 million on disposal of our ownership interest of T2CN, a gain of US$1.8 million on equity method investments in relation to IAHGames, an impairment loss of US$13.3 million on marketable securities and investments and a gain of US$2.0 million on recovery of loss on termination of IAHGames’ initiatives with Blizzard.

B. Liquidity and Capital Resources

Our principal sources of liquidity consist of cash generated from our operations, proceeds generated from the disposal of our businesses as well as marketable security investments and other assets, bank borrowings, and interest derived from our investments. Our cash and cash equivalents are held primarily in U.S. dollars, RMB and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

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

As a result of our operating, investing and financing activities during 2013, the amount of our cash and cash equivalents decreased from approximately US$62.7 million as of December 31, 2012 to US$58.8 million as of December 31, 2013. Such decrease was primarily attributable to cash used in operating activities and for repayment of short-term borrowings, which was partially offset by investing cash inflows, which mainly consisted of proceeds from the disposal of businesses and part of our holdings in marketable securities.

The following table set forth the summary of our cash flows for the periods indicated:

	For the Year Ended December, 31
(in US$ thousands)	2011	2012	2013
Net cash used in operating activities	$(12,448)	$(7,323)	$(4,305)
Net cash provided by investing activities	11,551	11,117	2,954
Net cash used in financing activities	(6,225)	(4,348)	(3,144)
Exchange difference	130	(712)	565

Net decrease in cash and cash equivalents	(6,992)	(1,266)	(3,930)
Cash and cash equivalents at beginning of year	70,989	63,997	62,731

Cash and cash equivalents at end of year	$63,997	$62,731	$58,801

OPERATING ACTIVITIES. In 2013, our net cash used in operating activities amounted to approximately US$4.3 million; we collected cash of approximately US$15.0 million from our customers, paid approximately US$4.1 million for license fees, royalties and channel costs, and paid approximately US$15.1 million to employees, suppliers and vendors. In 2012, our net cash used in operating activities amounted to approximately US$7.3 million; we collected cash of approximately US$26.3 million from our customers, received approximately US$1.2 million from a licensee, paid approximately US$11.1 million for license fees, royalties and channel costs, and paid approximately US$22.9 million to employees, suppliers and vendors. In 2011, our net cash used in operating activities amounted to approximately US$12.4 million; we collected cash of approximately US$33.3 million from our customers, recouped approximately US$1.3 million from an escrow account due to settlement of an agreement, paid approximately US$14.3 million for license fees, royalties and channel costs, and paid approximately US$33.4 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash provided by investing activities in 2013 was approximately US$3.0 million. This reflected the proceeds from the disposal of investments and the disposal of part of our holdings in marketable securities, which totaled approximately US$6.7 million, net of transaction costs, partially offset by the purchase of marketable securities of approximately US$2.5 million and capital expenditures of approximately US$1.5 million. Our net cash provided by investing activities in 2012 was approximately US$11.1 million. This primarily reflected proceeds from the disposal of businesses and disposal of part of our holdings in marketable securities, which totaled approximately US$10.3 million, net of transaction costs, as well as the release of approximately US$3.7 million from restricted cash, partially offset by capital expenditures of approximately US$2.1 million. Our net cash provided by investing activities amounted to approximately US$11.6 million in 2011. This primarily reflected proceeds from the disposal of T2CN and disposal of part of our holdings in marketable securities, which totaled approximately US$14.6 million, net of transaction costs, as well as the release of US$2.0 million from restricted cash, and cash dividends of US$1.9 million received from equity method investees, partially offset by capital expenditures of approximately US$1.9 million and investments of approximately US$5.2 million in our loan to Everest Gaming.

FINANCING ACTIVITIES. Our net cash used in financing activities in 2013 was US$3.1 million, which was mainly due to repayment of short-term borrowings of approximately US$3.1 million. Our net cash used in financing activities in 2012 was US$4.3 million, which was mainly due to repayment of short-term borrowings of approximately US$4.3 million. Our net cash used in financing activities in 2011 was approximately US$6.2 million, in which cash outflows of US$5.8 million were used in our share repurchase program.

We believe that our existing cash, cash equivalents, marketable securities and expected cash flow from operations will be sufficient to meet our capital expenditure, working capital, and cash obligations under our existing lease arrangements and license and other present requirements through 2014. It is our opinion our working capital is sufficient our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$1.9 million, US$2.1 million and US$1.5 million for 2011, 2012, and 2013, respectively. Capital expenditures during 2013 were primarily for capitalized software development and computer hardware equipment for our Asian online game and service business. Our capital expenditure plans for 2014, primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our Asian online game and service business and our cloud products and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends From Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2012 and 2013, the legal reserves of Hoshin GigaMedia were US$3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our Asian online game business and our new cloud computing business. For the years 2011, 2012 and 2013, we incurred US$2.0 million, US$1.5 million and US$1.7 million, respectively, in research and development activities.

D. Trend Information

In online games, the entire global business landscape is changing. Driven by the popularity of mobile phones and tablets and social networks, games are rapidly moving from PC-based formats to browser and mobile platforms. This in turn is causing changes in game content, as casual browser and mobile games require “light” content. In our market, Taiwan, the strongest demand is for casual browser/mobile games. Revenues clearly show this trend. Revenues for publishers of licensed PC-based games in Taiwan were basically flat in 2012 and profits declined. In contrast, revenues for companies focused on browser games grew at healthy double-digit rates and strong growth continued in 2013.

We are now in the process of extending GigaMedia’s PC-based online games platform to browser/mobile “light” games. This will help us capitalize on the strong growth trends of browser/mobile games, particularly in Asia, and our expertise in casual or “light” games. We have a strong offering of casual games including Asian card-based games and MahJong and a good track record of developing and monetizing them, especially in the types of games that are most popular – casino games, such as poker, slots and MahJong. We are now leveraging that expertise to transition our game portfolio from client-based games designed for PC usage to browser/mobile games and social casino games for social networks and mobile play.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2011, 2012, and 2013” for a discussion of the most recent trends in our operating costs and revenues since the end of 2013. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Other than as disclosed in note 28 to our consolidated financial statements, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified by the FASB Accounting Standards Codification; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to our Company’s own stock and classified in equity, or not reflected, in our Company’s statement of financial position; or (d) any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, our Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our Company.

F. Tabular Disclosure of Contractual Obligations

	As of December 31, 2013
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	941	892	—	—	1,833
2. License fees*	100	—	—	—	100
3. Minimum guarantees against royalties	100	1,500	—	—	1,600

Total contractual cash obligations	1,141	2,392	—	—	3,533

*	According to our license contracts, the total license fee payable, assuming all milestones or conditions under such license contracts were met, is approximately US$5.3 million. Considering game performance, industry environment and business situation, management determined that certain license fees will unlikely become payable and such amount have not been included in the above table.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
CHIEN, Mo Na	70	Chairman of the Board and Executive Director	20121/2012
HUANG, John Ping Chang	62	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	20122/2011
LIU, Nick Chia-En	52	Independent Non-Executive Director	2011[3]
WONG, King Wai Alfred	45	Independent Non-Executive Director	2013[4]
Hong, Chin Fock (Damian)	65	Independent Non-Executive Director	2013[5]
TUNG, Casey K.	63	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	20126/2011
HWANG, Collin	40	Chief Executive Officer and Director	2012[7]
CHEN, Dirk Chi-Ching	56	Chief Financial Officer and Director	20128/2011
HUANG, Billy Bing-Yuan	56	Independent Non-Executive Director	2013[9]
LEE, Cherng-Shiun (Simon)	40	Chief Executive Officer of GigaCloud	2013[10]

1	Mr. Mo Na CHIEN was appointed as an Independent Non-Executive Director on August 2, 2010 and as an Executive Director on December 1, 2012. He was also appointed as Chairman of the Compensation Committee on March 15, 2011. Mr. Chien resigned as Chairman of the Compensation Committee on November 26, 2012 and was appointed as Chairman of the Board on December 1, 2012.

2	Mr. John Ping Chang HUANG was appointed as an Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
3	Mr. Nick Chia-En LIU was appointed as an Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of the Audit Committee on March 15, 2011.
4	Mr. Alfred Wong was appointed as an Independent Non-Executive Director of the Board on October 28, 2013.
5	Mr. Damian Hong was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.
6	Mr. Casey K. TUNG was appointed as an Independent Non-Executive Director of the Board on November 24, 2011, and Chairman of the Audit Committee on November 5, 2012. He was also appointed as a member of the Compensation Committee on March 18, 2013.
7	Mr. Collin HWANG was appointed as Chief Executive Officer of our Company on November 26, 2012. Mr. Hwang was appointed as a Director of the Board on November 9, 2012.
8	Mr. Dirk Chi-Ching CHEN was appointed as Chief Financial Officer of our company on February 1, 2012. He was appointed as a Director of the Board on November 24, 2011.
9	Mr. Billy Bing-Yuan HUANG was appointed as an Independent Non-Executive Director of the Board and a member of the Audit Committee on April 18, 2013.
10	Mr. Cherng-Shiun LEE was appointed as Chief Executive Officer of GigaCloud on November 1, 2013.

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

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the firms Chailease Resources Tech. Co., Ltd., Global Hospitality Group Inc., and Beijing He Qiao Property Management Co., Ltd. Mr. Huang holds a Bachelor of Arts degree from Soochow University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

NICK CHIA-EN LIU is an independent non-executive director of our Company. He was the managing director in Taiwan for a U.S. based game development company. Mr. Liu holds an MBA degree from the Stern School of Business at NYU and a bachelor’s degree from the University of Southern California.

KING WAI ALFRED WONG is an independent non-executive director of our Company. He currently serves as the managing director of CLJ Capital Management Co. Limited, a Shanghai-based private equity firm. He is also non-executive director of Philippine Grains International Corporation, owner and operator of the largest grain terminal in the Philippines. Previously, he was an advisor to Chailease Holding Co Ltd. From 2006 to 2011 Mr. Wong was the director of development for one of the largest agricultural product providers in the Philippines, La Filipina Uy Gongco Corporation, where, among other transactions, he advised the company and a consortium of strategic investors and private equity firms on a bid for the largest food company in the Philippines. Prior to that, he served as an advisor to MatlinPatterson Global Advisers, a global private equity firm focused on distressed investments with $8.9 billion of assets under management, and was a partner at Pareto Partners, a joint venture with Hong Kong-listed Golden Resources Group (677.HK) to develop Vietnamese infrastructure. Mr. Wong was interim chief financial officer at Petrocom Energy Limited in Hong Kong in 2005; prior to that he held multiple senior management positions at AIF Capital Limited, Hong Kong, an Asia-based private equity firm with over $1.3 billion in assets under management where he handled transactions involving a wide range of industries. He began his career at Emerging Markets Partnership, Hong Kong, the predecessor to EMP Global, principal advisor to the AIG Asian Infrastructure Funds, two funds totaling $2.7 billion, where he helped grow and list in Hong Kong one of the largest toll road companies in China. Mr. Wong earned a master’s degree from the Leonard N. Stern School of Business at New York University and a bachelor’s degree in management/economics from Ateneo De Manila University in the Philippines.

CHIN FOCK (DAMIAN) HONG is an independent non-executive director of our Company. He has more than 37 years experience in taxation and tax law. Damian began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years. Damian currently serves as an independent director of Chailease Holding Co Ltd. and Riverstone Holdings Ltd. He also serves as a director of the charities Shared Services for Charities Limited and Binjaitree, as well as a non-executive director of Prima Limited. Mr. Hong lectured on a part-time basis at the Singapore Management University. He earned a bachelor’s degree in social science at the University of Singapore and attended an international tax program at Harvard Law School.

CASEY K. TUNG is an independent non-executive director of our Company. Mr. Tung is the principal owner of the accounting offices of Casey Tung in California. Mr. Tung founded the business in 1991, which serves a number of publicly listed companies in Taiwan and in China and practices in the areas of assurance, taxation, and advisory on matters such as mergers and acquisitions, financing, and reorganizations. Mr. Tung is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He holds a Master of Science in Business Administration from California State University, Long Beach and a Bachelor of Commerce degree from Soochow University in Taiwan.

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

DIRK CHI-CHING CHEN is the CFO and a director of our Company. He has extensive financial leadership experience in international business and an excellent record of delivering corporate growth and strong financial performance. During a 30-year career with Chailease Finance Co., Ltd., a leading financial firm based in Taiwan with business operation in the Greater China, South East Asia, and North America, Dirk served the company in different key roles, including senior advisor, president and chief financial officer, and successfully led several important initiatives. He spearheaded growth in China, tripling the firm’s revenues in that market from 2005 to 2008. Following the 2008 financial crisis, he directed a turnaround team at the firm’s New York operations in 2009, developing solutions that contributed to significant improvements in financial performance. Dirk previously served as a non-executive director for Chailease Holdings Co., Ltd. and Chailease Finance Co. Ltd.

BILLY BING-YUAN HUANG is an independent non-executive director of our Company. He has over 20 years of experience as an executive in the technology/media industry and a proven track record of driving growth. At The Walt Disney Company, where he serves as vice president responsible for the China, Hong Kong and Taiwan markets, he launched Disney Channel and Disney Junior Channel and expanded services to new online media. At Taiwan’s Videoland Communications, where he served as vice president from 1996-1998, Mr. Huang implemented a restructuring plan that transformed the business from an old production house into a modern cable television consortium distributing content for global television brands including CNN, Cartoon Network, and Discovery Channel. Prior to that, Mr. Huang was vice president of Fantasmic International, a public relations and advertising firm in Taipei, and held numerous positions with prominent advertising firms in Taipei. Mr. Huang earned a master’s degree in mass communication from Texas Tech University and has a bachelor’s degree in journalism from Chinese Culture University in Taipei. Mr. Huang is the younger brother of Mr. John Ping Chang Huang.

CHERNG-SHIUN (SIMON) LEE is the CEO of GigaCloud. Mr. Lee helped develop and grow the Taiwan branch of global technology services leader Atos from 2006 to 2013. During this time, Mr. Lee served in different key roles, including managing director, vice president of sales, and sales director. At Atos Taiwan, he spearheaded penetration of the telecom, warehouse, and government sectors, surpassing double-digit sales goals every year. Prior to working at Atos, Mr. Lee served as a sales manager at AdvancedTEK International Corporation, a consulting firm and major reseller and implementation partner of Oracle as well as other software, services and hardware, in Taiwan and China. Mr. Lee has a master’s degree in industrial engineering and management from National Chiao-Tung University and a bachelor’s degree from National Tsing-Hua University, both in Taiwan.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$1 million. For information on total amounts set aside by our Company to provide pension and retirement benefits, see note 19 to our consolidated financial statements.

As of December 31, 2013, the total outstanding number of share options granted to our directors and officers was 1,400,000, of which 47,000 shares were vested and 1,353,000 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2014, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
May 20, 2011	60,000	1.25	May 20, 2021
January 5, 2012	20,000	0.8101	January 5, 2022
November 26, 2012	1,000,000	0.955	November 26, 2022
October 28, 2013	20,000	1.01	October 28, 2023
November 1, 2013	300,000	1.04	November 1, 2023
March 28, 2014	40,000	1.43	March 28, 2024

Total	1,440,000

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

As of March 31, 2014, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

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

Our audit committee currently consists of Casey K. TUNG, Nick Chia-En LIU and Billy Bing-Yuan HUANG. Our audit committee will select and evaluate, on our behalf, the independent public accountants who audit our annual financial statements, and will review and approve the planned scope of our annual audit, subject to the appointment, replacement or removal from office of our independent public accountants as has been approved by our shareholders at our Annual General Meeting. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in NASDAQ Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements.

Our compensation committee currently consists of Casey K. TUNG and John Ping Chang HUANG. Our compensation committee reviews and evaluates the compensation and performance of executive officers, our Company’s general compensation plans and other employee benefit plans, and performs other duties and responsibilities pursuant to the compensation committee charter. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in NASDAQ Rules 5605(c)(2)(A)(i) and (ii).

D. Employees

In the years ended December 31, 2011, 2012 and 2013, our total employees were 562, 287, and 257, respectively.

As of March 31, 2014, we had a total of 257 employees, excluding part-time and temporary personnel and consultants. Of the total 257 employees as of March 31, 2014, 19 were located at our corporate headquarters, 20 were employed for our cloud services business, and 218 were employed for our online games business. All 257 employees were in Asia.

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2014:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HWANG, Collin	961,200	1,000,000
CHIEN, Mo Na	0	*
HUANG, John Ping Chang	0	*
LIU, Nick Chia-En	0	*
CHEN, Dirk Chi-Ching	0	0
TUNG, Casey K.	0	*
HUANG, Bing-Yuan	0	*
WONG, King Wai Alfred	0	*
HONG, Chin Fock	0	*
LEE, Cherng-Shiun	0	*
Directors and Officers as a group	961,200	1,440,000

*	Less than 1 percent

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2014 by each shareholder known by us to own more than 5 percent of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	20.76%

(1)	Through Best Method Limited, a British Virgin Islands company, Andre Koo has a beneficial ownership of 10,799,999 common shares of our Company.

As of March 31, 2014, we had 52,035,350 Shares outstanding, of which 41,235,351 Shares representing approximately 79.24 percent of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2014, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 40,693,537 Shares.

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

Loan Receivables

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations at an interest rate of 7 percent per annum. In addition, from September to December 2010, IAHGames, then one of our subsidiaries, loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the net book value of the loans receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon. See note 15 to our consolidated financial statements for additional information. Upon the deconsolidation of IAHGames’ operations of in August 2012, the loans receivable were deconsolidated as well. See note 5 to our consolidated financial statements for additional information.

During 2011, our Company entered into loan agreements in an aggregate of $5.2 million with Everest Gaming, bearing interest at 3 percent per annum. As of December 31, 2011, the net book value of this loan receivable was nil after being reduced in connection with absorbing additional losses of Everest Gaming (as discussed in more detail in note 15 to our consolidated financial statements) and considering the financial status of Everest Gaming, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward. Upon the closing of the sale of our remaining ownership in the gaming software and service business in August 2012, the rights and interest in and to the loan agreements were also assigned to BEG. See note 5 to our consolidated financial statements for additional information.

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

Our Shares have been listed and traded on the NASDAQ Stock Market since February 18, 2000.

The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Stock Market.

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2009	$7.47	$3.04
2010	$3.32	$1.40
2011	$1.60	$0.80
2012	$1.49	$0.81
2013	$1.20	$0.93

	Common Shares
	High	Low
Year Ending December 31, 2012	(in US$)
First quarter	$1.49	$0.81
Second quarter	$1.32	$1.08
Third quarter	$1.16	$1.01
Fourth quarter	$1.08	$0.89

	Common Shares
	High	Low
Year Ending December 31, 2013	(in US$)
First quarter	$1.20	$0.97
Second quarter	$1.06	$0.93
Third quarter	$1.16	$0.93
Fourth quarter	$1.10	$0.94

	Common Shares
	High	Low
	(in US$)
Quarter Ending March 31, 2014	$1.72	$0.98

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2013	$1.10	$0.94
November 2013	$1.04	$0.97
December 2013	$1.02	$0.96
January 2014	$1.18	$0.98
February 2014	$1.38	$1.05
March 2014	$1.72	$1.35
April 2014 (only through April 15, 2014)	$1.40	$1.16

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our current memorandum and articles of association, filed with this annual report, were first adopted on our date of incorporation and have been amended since that date.

As of March 31, 2014, an aggregate of 52,035,350 shares have been issued and are outstanding.

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

Settlement Agreement among Infocomm Asia Holdings Pte. Ltd., Management Capital International Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited, and Roland Ong Toon Wah dated April 17, 2013

IAH, MCIL, GigaMedia Asia, Spring Asia, and ROTW entered into a Settlement Agreement, dated April 17, 2013, whereby IAH and/or ROTW agreed to pay GigaMedia Asia on or before May 2, 2013 all of the outstanding Spring Asia purchase price of US$2.25 million plus interest of US$8,390. In additional, MCIL will purchase all of the 451,830 IAH ordinary shares held by GigaMedia at a purchase price of US$1 million on May 2, 2013. All outstanding amounts (including interests) were paid in full on May 7, 2013.

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

Novation Agreement among Megabiz Limited, Blueark Global Co., Ltd, and Nickelodeon Asia Holdings Pte. Ltd. dated September 24, 2013

On March 18, 2010, Megabiz Limited (“Megabiz”) and Nickelodeon Asia Holdings Pte. Ltd. (“Nickelodeon”) entered into a Game Development, Publishing and Distribution Agreement (the “Game Development Agreement”) whereby Megabiz would acquire the rights from Nickelodeon to develop, publish and distribute in certain territories an online game based upon and branded with “SpongeBob SquarePants” (the “Game”), and Megabiz was to develop the Game with Blueark Global Co., Ltd. (“Blueark”). Pursuant to the Game Development Agreement, we paid an initial development fee of US$2.5 million and a set-up cost of US$200,000. To that end, Megabiz also entered into a Developer Agreement on May 10, 2010, with Blueark under which Megabiz would pay Blueark a one-time recoupable (against future royalties) service fee of US$2 million for joint development of the Game by Blueark and Megabiz.

In light of internal evaluations of the Game and estimated cash flows the Game would generate, our Company decided to impair our prepayments in relation to the Game and to assign the Game Development Agreement to Blueark by way of a Novation Agreement entered into among the three companies on September 24, 2013. A total of US$2.8 million have been impaired as a result.

Share Purchase Agreement between Hoshin GigaMedia Center Inc. and Angel Fund (Asia) Investments Limited dated October 30, 2013

On October 30, 2013, Hoshin GigaMedia Center Inc. (“HGC”) and Angel Fund (Asia) Investments Limited (“Angel Fund”) entered into a Share Purchase Agreement whereby HGC sold all of its shareholdings (a total of 4,978,562 shares, approximately 13.5%) in SoftStar Entertainment Inc. (“SoftStar”) to Angel Fund for approximately US$2.5 million. Angel Fund also agreed to grant HGC a right of first refusal to subscribe up to 15% of newly issued SoftStar shares or convertible bond in the event of a capital increase by SoftStar.

Other Material Contracts

Other material contracts are incorporated by reference to our annual reports for the year ended December 31, 2010, for the year ended December 31, 2011 and for the year ended December 31, 2012 on Form 20-F (File No. 000-30540) and for additional information on our material contracts, see Item 7, “Major Shareholders and Related Party Transactions — B. Related Party Transactions” in this annual report.

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

U.S. Tax Considerations

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a discussion of certain U.S. federal income tax considerations for investors in Shares that are U.S. persons (as defined below). This discussion is based on U.S. federal income tax law as in effect on the date hereof, which is subject to differing interpretations or change, possibly on a retroactive basis. This discussion applies only to U.S. persons that will acquire the Shares and will hold the Shares as “capital assets” (generally, property held for investment). This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are a:

•	bank;

•	broker-dealer;

•	financial institution or insurance company;

•	tax-exempt entity;

•	person holding Shares as part of a straddle, hedge, conversion or other integrated investment;

•	a person owning, actually or constructively, 10 percent or more of the combined voting power of all classes of our stock;

•	a person whose “functional currency” is not the U.S. dollar;

•	a partnership or a partner of such partnership; or

•	a trader in securities that has elected the mark-to-market method of accounting for securities.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2013 and the composition of our assets (in particular, the retention of a large amount of cash and our significant portfolio of investment securities), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2013, and we will likely be a PFIC for our current taxable year ending December 31, 2014 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock.

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

As of December 31, 2013, we had bank deposits of approximately US$2.4 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$32,000 and unrealized foreign exchange gain of approximately US$473,000 in the year ended December 31, 2013.

As of December 31, 2013, we had available-for-sale marketable securities and investments of approximately US$25.7 million which were denominated in foreign currencies other than measurement currencies of the entity holding such assets. Future fluctuation of the exchange rates could impact the periodic impairment assessment on other-than-temporary loss of these assets.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10 percent change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of approximately 2.0 percent in our total equity as of December 31, 2013.

Interest Rate Risk

Our exposure to interest rates relates primarily to our short-term loans from various banks and our mid-term investments in fixed-income investments. The variations in fair value of the marketable equity securities that we owned as of December 31, 2013 do not have direct relationship with interest rates changes. Declines in interest rates over time will, however, reduce our interest income from our bank deposits. Increases in interest rates of the loans will increase our interest expenses and decrease market values of our mid-term fixed-income investments. As of December 31, 2013, we had approximately US$2.4 million in fixed-income securities and money market funds. As of December 31, 2013, we had approximately US$4.4 million of short-term loans, with a weighted average interest rate of approximately 1.52 percent. Based on our sensitivity analysis with respect to our short-term loans and mid-term investments in fixed-income investments, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM  15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 1992”) in Internal Control — Integrated Framework. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2013 was effective.

This annual report does not include an audit report from our registered public accounting firm regarding the effectiveness of our internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Casey K. TUNG, an independent director and member of our audit committee, is the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005, May 10, 2006 and February 13, 2009 in order to conform certain provisions in it with our newly adopted anti-fraud policy. The code of ethics was also amended on April 30, 2010 to incorporate non-competition and non-solicitation provisions and on March 18, 2013 to change certain titles within our Company and update email addresses. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., or by e-mail to: Brad.Miller@Gigamedia.com.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by GHP Horwath, P.C. for services performed relating to the fiscal year ended December 31, 2012 and by KPMG for the fiscal year ended December 31, 2013.

For the Years Ended December 31,	2012	2013
	(in US$)	(in US$)
Audit Fees	702,452	374,000
Audit-Related Fees	8,060	0
Tax Fees	18,461	25,000
All Other Fees	0	0

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

D. All Other Fees

All other fees are fees billed for services provided by the independent registered public accounting firm other than the services reported as audit fees, audit-related fees and tax fees above. No other fees were billed during 2012 and 2013.

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

The appointment of our independent registered public accounting firm, KPMG, as well as the scope of each audit, audit-related or non-prohibited, as well as any non-audit services provided pursuant to such appointment, and our auditors’ fees for all such services, were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 20, 2011, our board of directors approved an US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the treasury shares under this program were cancelled by the end of 2011. We did not have any share repurchases in 2012 and 2013.

Period	Total Number of ADSs	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
June 2011 (from June 1, 2011)	1,387,352	$1.25	1,387,352	$9,263,633
July 2011	758,274	$1.26	758,274	$8,306,977
August 2011	1,001,485	$1.00	1,001,485	$7,302,783
September 2011	1,503,829	$0.90	1,503,829	$5,951,085
October 2011	971,218	$0.99	971,218	$4,986,272
November 2011 (ended November 30, 2011)	0	$—	0	$4,986,272

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

GHP Horwath, P.C. (“GHP”) was previously the independent auditors for GigaMedia Limited and its subsidiaries. On June 7, 2013, we dismissed GHP and engaged KPMG as our independent auditors for the year ended December 31, 2013. The decision to change auditors was based upon recommendation of our Audit Committee of our Board of Directors (at a meeting held on March 18, 2013). On June 7, 2013, our General Assembly of Shareholders resolved to appoint KPMG an independent registered public accounting firm, as our independent auditors for the year ended December 31, 2013, terminating the engagement of GHP for this role.

During the two fiscal years ended December 31, 2012 and the subsequent interim period through June 7, 2013, there were: (1) no disagreements between GHP and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; (2) nor reportable events.

The audit reports of GHP on the consolidated financial statements of GigaMedia Limited and its subsidiaries as of and for the fiscal years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of GHP on the effectiveness of internal control over financial reporting as of December 31, 2012 and 2011, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from GHP is attached as Exhibit 15.1 to this Annual Report on Form 20-F stating that they agree with the statements made by us relating to their firm in this Item 16F.

Prior to June 7, 2013, the date that KPMG was retained as our independent auditors:

(i)	We did not consult with KPMG regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

(ii)	Neither a written report nor oral advice was provided to us by KPMG that they concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; and

(iii)	We did not consult KPMG regarding any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any of the reportable events set forth in Item 16F (a)(1)(v) of
Form 20-F.

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

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by our independent registered public accounting firm listed below are attached hereto as follows:

Page
(a) Reports of Independent Registered Public Accounting Firms	F-1 F-2
(b) Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3 F-4
(c) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013	F-5
(d) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011, 2012 and 2013	F-6
(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013	F-7
(f) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013	F-8 F-9
(g) Notes to the consolidated financial statements	F-10 F-84

ITEM 19. EXHIBITS

EXHIBIT	INDEX

1.1*	Amended Memorandum and Articles of Association of our Company

4.1	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Management Capital International Limited, and Roland Ong Toon Wah dated July 2, 2012, incorporated by reference to Exhibit 10.1 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.2	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited and Roland Ong Toon Wah dated July 2, 2012, incorporated by reference to Exhibit 10.2 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.3	Share Purchase Agreement between GigaMedia Capital Limited and Neowiz Corporation dated August 8, 2012, incorporated by reference to Exhibit 10.3 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.4*	Novation Agreement among Megabiz Limited, Blueark Global Co., Ltd, and Nickelodeon Asia Holdings Pte. Ltd. dated September 24, 2013

4.5*	Share Purchase Agreement between Hoshin GigaMedia Center Inc. and Angel Fund (Asia) Investments Limited dated October 30, 2013

8.1*	List of Subsidiaries - See Item 4, “Information on the Company — C. Organization Structure”

11.1*	Code of Ethics, as last amended by the board of directors on April 30, 2010

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from GHP Horwath, P.C., to SEC

15.2*	Consent of KPMG, Independent Registered Public Accounting Firm

15.3*	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ Collin Hwang
Collin Hwang Chief Executive Officer

Date: April 30, 2014

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/S/ GHP Horwath, P.C.

Denver, Colorado

April 30, 2013

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

(in thousands of US dollars)

	December 31
	2012	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 10)	$62,731	$58,801
Marketable securities - current (Note 11)	17,773	21,460
Accounts receivable - net (Note 12)	2,829	2,027
Prepaid expenses	801	750
Other current assets (Notes 13 and 25)	1,001	293

Total Current Assets	85,135	83,331

Marketable securities - noncurrent (Note 14)	4,292	6,048

Equity method investments (Note 15)	5,223	5,822

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,243	1,211
Information and communication equipment	3,986	4,082
Office furniture and fixtures	295	184
Leasehold improvements	455	122
Other	28	—

	6,007	5,599
Less: Accumulated depreciation and amortization	(4,058)	(3,922)

	1,949	1,677

GOODWILL (Note 6)	16,934	—

INTANGIBLE ASSETS - NET (Note 7)	15,675	1,461

OTHER ASSETS
Refundable deposits	392	306
Prepaid licensing and royalty fees (Note 8)	8,644	4,666
Other (Note 5)	2,150	10

Total Other Assets	11,186	4,982

TOTAL ASSETS	$140,394	$103,321

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2012 AND 2013

(in thousands of US dollars, except share data)

	December 31
	2012	2013
LIABILITIES & EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 16)	$7,748	$4,361
Accounts payable	324	1,178
Accrued compensation	1,233	380
Accrued expenses (Note 17)	5,182	2,617
Deferred revenue	3,174	2,441
Other current liabilities (Note 18)	3,986	3,862

Total Current Liabilities	21,647	14,839

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	281	170
Other (Notes 20 and 25)	573	11

Total Other Liabilities	854	181

Total Liabilities	22,501	15,020

EQUITY (Note 22)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 50,720 thousand shares in 2012 and 50,723 thousand shares in 2013	304,851	305,072
Accumulated deficit	(178,241)	(213,021)
Accumulated other comprehensive loss	(8,379)	(3,603)

Total GigaMedia shareholders’ equity	118,231	88,448

Noncontrolling interest	(338)	(147)

Total Equity	117,893	88,301

COMMITMENTS AND CONTINGENCIES (Note 27)	—	—

TOTAL LIABILITIES AND EQUITY	$140,394	$103,321

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars, except for earnings per share amounts)

	2011	2012	2013

OPERATING REVENUES
Asian online game and service revenues	$34,367	$27,470	$14,106
Other revenues	—	—	926

	34,367	27,470	15,032

COSTS OF REVENUES
Cost of Asian online game and service revenues	(14,413)	(11,388)	(6,425)
Cost of other revenues	—	—	(1,159)

	(14,413)	(11,388)	(7,584)

GROSS PROFIT	19,954	16,082	7,448

OPERATING EXPENSES
Product development and engineering expenses	(1,956)	(1,471)	(1,698)
Selling and marketing expenses	(10,079)	(8,377)	(4,815)
General and administrative expenses	(18,101)	(13,384)	(6,324)
Bad debt expense (Note 12)	(1,820)	(169)	(37)
Impairment loss on goodwill (Notes 6 and 9)	(5,097)	(12,489)	(17,054)
Impairment loss on intangible assets (Note 9)	(2,583)	(15)	(13,251)
Impairment loss on prepaid licensing and royalty fees (Notes 8 and 9)	(247)	(702)	(2,752)
Other	—	(49)	(4)

	(39,883)	(36,656)	(45,935)

LOSS FROM OPERATIONS	(19,929)	(20,574)	(38,487)

NON-OPERATING INCOME (EXPENSES)
Interest income	762	283	238
Gain on sales of marketable securities (Notes 11 and 14)	6,299	5,665	1,739
Interest expense	(426)	(247)	(49)
Foreign exchange gain (loss), net	(365)	434	45
Gain (loss) on equity method investments - net (Note 15)	(47,869)	234	526
Gain on sale of T2CN (Note 5)	4,739	—	—
Impairment loss on marketable securities and investments (Note 9)	(13,327)	(1,193)	—
Gain on sale of equity method investments (Note 5)	—	2,480	1,220
Recovery of loss on termination of third-party contract (Note 4)	2,012	—	—
Other	469	(7)	86

	(47,706)	7,649	3,805

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(67,635)	(12,925)	(34,682)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	245	(671)	(61)

LOSS FROM CONTINUING OPERATIONS	(67,390)	(13,596)	(34,743)
LOSS FROM DISCONTINUED OPERATIONS - NET OF TAX (Note 5)	(4,188)	(2,521)	(318)

NET LOSS	(71,578)	(16,117)	(35,061)
LESS: NET LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	366	827	281

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	($71,212)	($15,290)	($34,780)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA
Loss from continuing operations - net of tax	($67,024)	($12,769)	($34,462)
Loss from discontinued operations - net of tax	(4,188)	(2,521)	(318)

	($71,212)	($15,290)	($34,780)

LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Loss from continuing operations	($1.23)	($0.25)	($0.68)
Loss from discontinued operations	(0.08)	(0.05)	(0.01)

Net loss	($1.31)	($0.30)	($0.69)

Diluted:
Loss from continuing operations	($1.23)	($0.25)	($0.68)
Loss from discontinued operations	(0.08)	(0.05)	(0.01)

Net loss	($1.31)	($0.30)	($0.69)

WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	54,268	50,720	50,720

Diluted	54,268	50,720	50,720

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars)

	2011	2012	2013

NET LOSS	($71,578)	($16,117)	($35,061)

OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain (loss) on marketable securities	16,167	(24,004)	4,698
Defined benefit pension plan adjustment	69	(323)	15
Foreign currency translation adjustments	(1,813)	1,814	57
Deconsolidation of subsidiaries	—	2,799	—

	14,423	(19,714)	4,770

COMPREHENSIVE LOSS	(57,155)	(35,831)	(30,291)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	366	(2,189)	287

COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	($56,789)	($38,020)	($30,004)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital			Accumulated other comprehensive income (loss)
			Accumulated deficit (Note 22)		Noncontrolling interest	Total
	Shares	Amount

Balance as of January 1, 2011	56,263	$309,332	($91,739)	($72)	($2,420)	$215,101
Issuance of common shares from exercise of stock options and RSUs	79	—	—	—	—	—
Stock-based compensation	—	1,165	—	—	—	1,165
Acquisition of OneNet	—	—	—	—	111	111
Share repurchase and retirement of common shares (Note 22)	(5,622)	(5,825)	—	—	—	(5,825)
Cumulative dividend to subsidiary preferred shares (Note 21)	—	—	—	—	(321)	(321)
Net loss	—	—	(71,212)	—	(366)	(71,578)
Other comprehensive income	—	—	—	14,423	—	14,423

Balance as of December 31, 2011	50,720	304,672	(162,951)	14,351	(2,996)	153,076
Stock-based compensation	—	179	—	—	—	179
Reversal of cumulative dividend to subsidiary preferred shares (Note 21)	—	—	—	—	469	469
Net loss	—	—	(15,290)	—	(827)	(16,117)
Other comprehensive income (loss)	—	—	—	(22,730)	3,016	(19,714)

Balance as of December 31, 2012	50,720	304,851	(178,241)	(8,379)	(338)	117,893
Issuance of common shares from exercise of stock options and RSUs	3	2	—	—	—	2
Stock-based compensation	—	219	—	—	—	219
Acquisition of FingerRockz	—	—	—	—	478	478
Net loss	—	—	(34,780)	—	(281)	(35,061)
Other comprehensive income (loss)	—	—	—	4,776	(6)	4,770

Balance as of December 31, 2013	50,723	$305,072	($213,021)	($3,603)	($147)	$88,301

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars)

	2011	2012	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(71,578)	($16,117)	($35,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,080	1,224	408
Amortization	2,314	2,204	1,907
Stock-based compensation	1,165	179	219
Gain on sale of equity method investments	—	(2,480)	(1,220)
Impairment loss on goodwill	5,097	12,489	17,054
Impairment loss on intangible assets	2,583	15	13,251
Impairment loss on prepaid licensing and royalty fees	247	702	2,752
Provision for bad debt expenses	1,820	169	37
Loss on disposal of property, plant and equipment	49	208	4
Gain on sales of marketable securities	(6,299)	(5,665)	(1,739)
Gain on sale of T2CN	(4,739)	—	—
Loss (gain) on equity method investments	47,869	(234)	(526)
Impairment loss on marketable securities and investments	13,327	1,193	—
Gain on cancellation of warrant liabilities	(665)	—	—
Other	200	377	(141)
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	(153)	1,537	767
Prepaid expenses	871	755	52
Other current assets	865	(174)	708
Accounts payable	(336)	(515)	854
Accrued expenses	(452)	(59)	(2,223)
Accrued compensation	(2,139)	(831)	(853)
Other current liabilities	(1,334)	(467)	(1,017)
Accrued pension liabilities	128	110	(111)
Prepaid licensing and royalty fees	(3,007)	(2,397)	1,026
Other	(361)	454	(453)

Net cash used in operating activities	(12,448)	(7,323)	(4,305)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	2,000	3,694	—
Cash dividends received from equity method investees	1,907	—	—
Proceeds from disposal of marketable securities	9,899	8,610	3,419
Divestiture of business, net of cash transferred	4,739	(1,308)	—
Purchase of property, plant and equipment	(768)	(429)	(225)
Proceeds from disposal of property, plant and equipment	117	76	35
Proceeds from disposal of businesses, net of transaction costs	—	1,735	3,258
Purchase of marketable securities	—	—	(2,460)
Purchase of intangible assets	(1,274)	(1,679)	(1,227)
Acquisitions, net of cash acquired	11	—	73
Advances to equity investees	(5,243)	—	—
Decrease (increase) in refundable deposits	185	428	86
Other	(22)	(10)	(5)

Net cash provided by investing activities	11,551	11,117	2,954

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars)

	2011	2012	2013
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment of short-term borrowings	(400)	(4,348)	(3,146)
Repurchase and retirement of common shares	(5,825)	—	—
Cash received from the exercise of stock options	—	—	2

Net cash used in financing activities	(6,225)	(4,348)	(3,144)

Exchange difference	130	(712)	565

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,992)	(1,266)	(3,930)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	70,989	63,997	62,731

CASH AND CASH EQUIVALENTS AT END OF YEAR	$63,997	$62,731	$58,801

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$436	$248	$53

Income tax paid (refunded) during the year	$783	$121	($285)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2011, 2012 AND 2013

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of online games and cloud computing services, with headquarters in Taipei, Taiwan.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players across Asia, including Greater China and Southeast Asia.

We began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for small-to-medium enterprises in Greater China to increase flexibility, efficiency and competitiveness. We launched the business in April 2013.

In July 2012 we sold a non-controlling interest we held in an online gaming software and service business to BetClic Everest Group (“BEG”). (See Note 5, “Divestitures”, for additional information.) Prior to the disposal, through our equity investment, the gaming software and service business offered software solutions for online gaming, which was licensed under a software license and support service contract.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Following the completion of the sale of 60 percent interest in our gaming software and service business in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining interest under the equity method of accounting until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. (See Note 5, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable-interest entity controlled through a series of contractual arrangements. Therefore the results of these entities are reported as discontinued operations for all periods presented. (See Note 5, “Divestitures”, for additional information.)

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and subsidiaries after elimination of all significant inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities are included in the consolidated financial statements. (See Note 3, “Variable-Interest Entities”, for additional information.) The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, inventory, investments and share-based compensation; and accrued pension liabilities, income tax uncertainties and other contingencies.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Revenue Recognition

General

Revenues are recognized when persuasive evidence of an arrangement exists, delivery occurs and the customer takes ownership and assumes risks or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis and therefore are excluded from revenues in our consolidated financial statements.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Asian Online Game and Service Revenues

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

Sales of virtual online game points and licensing fee revenues are reported on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the period of the contract when the collectability is reasonably assured.

Cloud Product and Service Revenues

Cloud service revenues are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized for the period of time for which we provide services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentage of revenues generated by the licensee from operating the related online game in the specific country or region over the contract period.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 9, “Fair Value Measurements”, for additional information.)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents. Pledged time deposits are excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Marketable Securities

All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations. (See Note 9, “Fair Value Measurements”, for additional information.)

Investments

Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.

For equity investment accounted for as available-for-sale, cash dividends are recognized as investment income upon a resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

For equity investments accounted under equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the weighted-average method. Cash dividends are accounted for as a reduction to the original cost of investment.

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

Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 9, “Fair Value Measurements”, for additional information.)

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	1 to 5

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013, and which expire no later than September 2016. As of December 31, 2012 and 2013, the carrying amount of the land and buildings under lease was approximately $1.2 million and $1.2 million, respectively. The rental income under the operating lease amounted to $72 thousand, $74 thousand and $74 thousand for 2011, 2012 and 2013, respectively. The minimum rental income to be received under this operating lease is $209 thousand through September 2016.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from half a year to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Goodwill is reviewed for impairment annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. In connection with our goodwill impairment test, we first assess qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Long-lived assets other than goodwill and intangible assets not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations.

(See Note 9, “Fair Value Measurements”, for additional information.)

Software Cost

Costs to develop our Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, ranging from half a year to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically three years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Advertising expenses incurred in 2011, 2012 and 2013 totaled $3.5 million, $3.2 million and $676 thousand, respectively. As of December 31, 2012 and 2013, prepaid advertising amounted to $1 thousand and $1 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the investment tax credit associated with the purchase of intangible assets and technology, research and development expenditures, employee compensation and certain equity investments using the flow-through method. Deferred tax assets and liabilities are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50 percent likely of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2011, 2012 and 2013, basic and diluted loss per share are the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Reclassifications

Certain amounts in 2011 and 2012 have been reclassified to conform to the presentation in our consolidated financial statements as of and for the year ended December 31, 2013.

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating income (loss) in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

Discontinued Operations

Discontinued operations are reported when a component of an entity either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. Discontinued operations are presented separately in the accompanying consolidated statements of operations and prior period financial statements are revised to present discontinued operations retrospectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued Accounting Standards Update (“ASU”) 2013-04, Liabilities (Topic 405); Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, in February 2013. This update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The update is effective for our fiscal years beginning January 1, 2014, and is to be applied retrospectively to all prior years presented for those obligations resulting from joint and several liability arrangements within the Update’s scope that exist at the beginning of the fiscal year of adoption. We do not expect the initial adoption of the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2011	2012	2013
Weighted average number of outstanding shares
Basic	54,268	50,720	50,720
Effect of dilutive securities
Employee share-based compensation	—	—	—

Diluted	54,268	50,720	50,720

Options to purchase 1,432 thousand, 1,444 thousand and 1,149 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2011, 2012 and 2013, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 3. VARIABLE-INTEREST ENTITIES

Shanghai JIDI

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, through June 2012 we had operated our Asian online game and service business in the People’s Republic of China (“PRC”) through our VIE, Shanghai JIDI. We had no ownership interest in Shanghai JIDI and relied on a series of contractual arrangements that were intended to give us effective control over Shanghai JIDI. Those contractual arrangements were duly executed and the share pledge agreements were registered with local government authority in compliance with PRC legal requirements. Therefore, we effectively controlled Shanghai JIDI, and were the primary beneficiary of Shanghai JIDI. Shanghai JIDI held an Internet Content Provider (“ICP”) license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI had been included in our consolidated financial statements since January 2011. In June 2012, our board of directors approved a plan to dispose of Shanghai JIDI. As a result, Shanghai JIDI’s operations had been accounted for as discontinued operations. (See Note 5, “Divestitures”, for additional information.) In May 2013, we were notified by the competent authority that Shanghai JIDI had completed the dissolution procedures and was duly deregistered.

For the years ended December 31, 2011 and 2012, and the period from January to May 2013, total revenues and net loss of Shanghai JIDI (which are included within discontinued operations) were as follows:

(in US$ thousands)	2011	2012	2013
Total revenues	$29	$100	$—

Net loss	$(2,110)	$(888)	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 4. ACQUISITIONS

Monsoon

Through Infocomm Asia Holdings Pte Ltd. (“IAHGames”), our then subsidiary in Southeast Asia, we made an equity investment in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with a game licensor to distribute selected games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owned 100 percent of the common stock of Monsoon, we could not consolidate Monsoon at the time of the acquisition as the game licensor had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and the game licensor entered into an agreement whereby all parties agreed to terminate early Monsoon’s management agreement and other agreements with the game licensor which had granted the licensor the abovementioned substantive participating rights in connection with Monsoon. The agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and had consolidated Monsoon thereon.

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with the game licensor were fully terminated. The execution and closing of this agreement resulted in the following significant financial statement impacts in our consolidated statements of operations:

(in US$ thousands)	2011
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

Recovery of loss on termination of third-party contract	$2,012

FingerRockz

On October 18, 2013, we subscribed in cash to 405 thousand new common shares of FingerRockz Co., Ltd. (“FingerRockz”), which represents a controlling financial interest of 51.6 percent of the ownership; thereupon we began consolidating FingerRockz. FingerRockz is a mobile game developer and publisher in Taiwan, and we acquired it purposely to enhance our research and development capabilities for mobile games. This primary factor among others, contributed to a purchase price in excess of the fair value of the net identifiable assets acquired and liabilities assumed, and intangible assets. In the acquisition, the most appealing asset to our Company was FingerRockz’s creative team. Because the assembled workforce was not an identifiable asset to be recognized separately from goodwill, the value attributed to it was subsumed into goodwill. The goodwill related to this acquisition is not expected to be deductible for tax purpose.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table summarizes the consideration paid for the acquisition and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

(In US$ thousands)	Amount
Consideration and noncontrolling interest:
The consideration transferred	$510
The fair value of noncontrolling interest in FingerRockz	478

$988

Identifiable assets acquired and liabilities assumed:
Cash, receivables and other current assets	$585
Customer contracts	67
Payables and other current liabilities	(160)

Net	492
Goodwill	496

$988

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following unaudited pro forma results of operations for the years ended December 31, 2012 and 2013 are presented as if the acquisition had been consummated on January 20, 2012, the inception of FingerRockz:

	For the years ended December 31 (unaudited)
(in US$ thousands, except for loss per share)	2012	2013
Net revenues	$27,477	$15,040

Net loss attributable to GigaMedia shareholders	$(15,334)	$(34,845)

Basic and diluted loss per share	$(0.30)	$(0.69)

The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of our Company or FingerRockz. Accordingly, the unaudited pro forma financial information above not necessarily indicative the actual results that would have occurred had the acquisition of FingerRockz been combined during the periods presented, nor it necessarily indicative of future consolidated results of operations.

NOTE 5. DIVESTITURES

T2CN

On December 14, 2011, we completed the sale of our equity method investee T2CN. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of $4.7 million, resulting in a gain of $4.7 million being recognized in 2011. Hornfull Limited also reimbursed us $790 thousand in cash for legal fees incurred by us in connection with the T2CN dispute.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

IAHGames

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames, together with the sale of a 100 percent ownership in Spring Asia Limited (“Spring Asia”), which has a 30 percent interest in Game First International Corporation (“GFI”), to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management. We retained a 20 percent ownership in IAHGames. Upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method.

Our Company accounted for the deconsolidation of and the retained noncontrolling investment in IAHGames in August 2012 at fair value.

In consideration for the sale of IAHGames and Spring Asia, we were to receive $3 million in cash. The consideration was to be collected in four equal installments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments were collateralized by the shares of Spring Asia and were only released from the escrow in proportion to the payment made upon each installment. The first installment of $750 thousand was received upon the closing on August 15, 2012. However, the buyer had defaulted on the remaining three installments. Considering the uncertainty as to the collectability of the remaining three installments, we had deferred the disposal gain of $211 thousand against the consideration installments receivable of $2,250 thousand as of December 31, 2012. The deferred gain was determined as follows:

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

On April 17, 2013, we entered into a settlement agreement with IAHGames, IAHGames’ management, and MCIL. Pursuant to the settlement agreement, either IAHGames or IAHGames’ management was to pay us $2,258 thousand, which included interest, to fulfill IAHGames’ obligation under the aforementioned sale of ownership in Spring Asia. In addition, MCIL was to purchase all of our remaining shares in IAHGames for a consideration of $1,000 thousand. The payments were received in May 2013. Upon the receipt of these payments, the above deferred gain and disposal gain for the remaining shares were recognized in the non-operating income accordingly.

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements.

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2012 and 2013, and we recorded a loss of approximately $588 thousand in connection with the disposal of property, plant and equipment, which was included within discontinued operations in 2012. The process of liquidation and dissolution was completed by the end of 2013. Summarized financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2011	2012	2013
Revenue	$29	$100	$—

Loss from discontinued operations before tax	$(4,240)	$(2,521)	$(318)
Income tax expense	—	—	—

Loss from discontinued operations	$(4,240)	$(2,521)	$(318)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Non-controlling Interest in Gaming software and service business

We held a non-controlling equity interest in a gaming software and service business to July 2012, when we entered into another agreement with BEG to sell our non-controlling ownership interest, along with the shareholders loan (discussed in more detail in Note 26, “Related-Party Transactions”), for a consideration of $1.7 million. Of this consideration, $985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of $2.5 million, net of transaction costs.

NOTE 6. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2011	2012	2013
Balance at beginning of year	$39,493	$28,437	$16,934
Acquisition - OneNet and FingerRockz (Note 4)	1,049	—	496
Impairment charge - IAHGames, OneNet, FunTown and FingerRockz (Note 9)	(5,097)	(12,489)	(17,054)
Reversal of contingent payment of minimum guarantee under licensing agreement	(5,885)	—	—
Translation adjustment	(1,123)	986	(376)

Balance at end of year	$28,437	$16,934	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

By the acquisition of FingerRockz in 2013, we obtained its mobile platform development experience which now constitutes an important complement to FunTown’s R&D capacity in mobile games. We reassigned its role and developed our estimates of future cash flows from mobile games accordingly. Therefore, for the purpose of testing goodwill for impairment, we determined FingerRockz to be an integral part of FunTown with respect to determining reporting unit, and goodwill arising from the acquisition of FingerRockz was reassigned to FunTown.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 7. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2012
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Completed technology	$2,603	$2,603	$—
Capitalized software development cost	3,480	1,414	2,066
Customer relationships	6,274	4,880	1,394
Other	137	133	4

	12,494	9,030	3,464
With indefinite-life intangible assets
Trade name and trademark	12,211	—	12,211

	$24,705	$9,030	$15,675

	December 31, 2013
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Completed technology	$2,536	$2,536	$—
Capitalized software development cost	3,130	2,471	659
Customer relationships	6,112	5,433	679
Other	141	18	123

	11,919	10,458	1,461
With indefinite-life intangible assets
Trade name and trademark	—	—	—

	$11,919	$10,458	$1,461

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Intangible assets with finite lives are amortized over their estimated useful lives ranging from 0.5 to 9 years, with the overall weighted-average life of 5.6 years.

For the years ended December 31, 2011, 2012 and 2013, total amortization expense of intangible assets were $2.3 million, $2.2 million and $1.9 million, respectively, which includes amortization of capitalized software development costs of $962 thousand, $1.1 million and $1.2 million. As of December 31, 2013, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2014	$1,104
2015	202
2016	147
2017	8

$1,461

NOTE 8. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$4,214	$7,103	$8,644
Net operating additions	3,379	2,395	(908)
Acquisition - OneNet	129	—	—
Deconsolidation - IAHGames	—	(152)	—
Impairment charges (Note 9)	(247)	(702)	(3,070)
Impairment charges (Note 9) recorded in loss from discontinued operations	(372)	—	—

Balance at end of year	$7,103	$8,644	$4,666

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2012 and 2013.

(in US$ thousands)	2012		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$62,731	$62,731	$58,801	$58,801
Marketable securities - current	17,773	17,773	21,460	21,460
Accounts receivable	2,829	2,829	2,027	2,027
Marketable securities - noncurrent	4,292	4,292	6,048	6,048
Refundable deposits	392	392	306	306
Other receivable - noncurrent	2,039	2,039	—	—

Financial liabilities
Accounts payable	324	324	1,178	1,178
Accrued compensation	1,233	1,233	380	380
Accrued expenses	5,182	5,182	2,617	2,617
Short-term borrowings	7,748	7,748	4,361	4,361

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions, except for Other receivable - noncurrent, which is included in Other assets - other.

The fair values of the financial instruments shown in the above table as of December 31, 2012 and 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, accounts receivable, accounts payable, accrued compensation and expenses, and short-term borrowings: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Marketable securities: Open-end fund, debt and equity securities classified as available for sale are measured using quoted market prices at the reporting date multiplied by the quantity held. Equity securities under resale restriction are measured with estimated restriction discount. Redeemable preferred shares are measured using valuation techniques.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

•	Other receivable – noncurrent: Considering the uncertainty of collectability being mitigated by the short maturity and the equity securities pledged as collateral, we determined that its carrying amount approximated the fair value.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value our Company’s level 3 financial instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of financial instrument. These inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of our level 3 financial instruments.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2012
Debt securities – Preferred shares with redemption rights	Recoverability considering: • Undiscounted cash flow forecast • Long-term growth rate • Discount rate • Volatility • Redemption date	• KRW -8.2 billion ~ 22.1 billion, (equivalent to -$7.7 million ~$20.8 million) • 3% • 17.8% • 44.7% • 1 year later

Equity securities – Listed securities under resale restriction	• Restriction discount	• 34.81%

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2013
Debt securities – Preferred shares with redemption rights	• Price/Sales per share ratio for selective comparable companies • Discount for lack of marketability	• 2.5 times ~ 5.9 times • 25%

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2012
	Level 1	Level 2	Level 3
Assets
Cash equivalents - time deposits	$—	$1,514	$—	$1,514
Marketable securities - current
Equity securities	17,773	—	—	17,773
Marketable securities - noncurrent
Debt securities	—	—	2,727	2,727
Equity securities	—	—	1,565	1,565

	$17,773	$1,514	$4,292	$23,579

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2013
	Level 1	Level 2	Level 3
Assets
Cash equivalents - time deposits	$—	$14,638	$—	$14,638
Marketable securities - current
Open-end fund	336	—	—	336
Equity securities	21,124	—	—	21,124
Marketable securities - noncurrent
Debt securities	—	2,109	3,939	6,048

	$21,460	$16,747	$3,939	$42,146

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2012 and 2013.

Level 1 and 2 measurements:

Cash equivalents – time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair values of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In 2011, 2012 and 2013, we recorded unrealized gains (losses) of $16.2 million, $(24.0) million and $4.7 million, respectively, on marketable securities, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2012 and 2013, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt and Equity Securities
	2012	2013
Balance at beginning of year	$5,454	$4,292
Total gains or (losses) (realized/unrealized)
included in earnings	(493)	985
included in other comprehensive income	—	1,212
Sale	(2,727)	(2,550)
Transfer into Level 3	2,058	—

Balance at end of year	$4,292	$3,939

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$(493)	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Realized and unrealized gains (or losses) included in income for 2012 and 2013 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated statements of operations within the following line items:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and investments	Recovery of loss on termination of third-party contract
Total gains (losses) included in earnings
for 2011	$—	$—	$665
for 2012	3,370	(493)	—
for 2013	985	—	—

Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2011	$(674)	$—	$—
for 2012	352	(493)	—
for 2013	1,212	—	—

The marketable equity securities were transferred from Level 2 to Level 3 in 2012 to reflect the fact of dwindled market transaction volume of the investee’s shares, and the auditors’ report on its interim financial statements including an explanatory paragraph about uncertainties regarding the investee’s ability to continue as a going-concern.

The fair values of the marketable debt and equity securities are derived using a discounted cash flow method with unobservable inputs or adopting a market approach using observable inputs of guideline public companies that market participants would use in pricing the securities. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

In 2011, 2012 and 2013, we recognized other-than-temporary impairments of $0, $493 thousand and $0, respectively, related to marketable debt and equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2012 and 2013 are summarized as below:

(in US$ thousands)	Fair Value measurement Using				Total Impairment Losses
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2012
(a) Goodwill - Resulting from acquisition of FunTown	$—	$—	$16,934	$16,934	$12,489
(b) Intangible assets - Capitalized software cost	—	—	—	—	15
(c) Prepaid licensing and royalty fees	—	—	—	—	702
(d) Investments - Cost-method	—	—	—	—	700

Total	$—	$—	$16,934	$16,934	$13,906

(in US$ thousands)	Fair Value measurement Using				Total Impairment Losses
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2013
(a) Goodwill - Resulting from acquisition of FunTown and FingerRockz	$—	$—	$—	$—	$17,054
(b) Intangible assets - Trade name and Capitalized software cost	—	—	—	—	13,251
(c) Prepaid licensing and royalty fees	—	—	—	—	2,752

Total	$—	$—	$—	$—	$33,057

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(a) Impairment losses on goodwill which was determined to be impaired:

The fair value of the Asian online game reporting unit was determined based on the present value of estimated future net cash flows discounted at the weighted average cost of capital. In the 2012 goodwill impairment assessment, we estimated future net cash flow using management’s internally developed estimates and included a terminal value calculated using a long-term future growth rate of 0% based on analysis of the current and expected future economic conditions. Other significant estimates and assumptions used in developing the future net cash flows included an assumed average revenue decline of 7% and a weighted average cost of capital to discount these expected future cash flows of 17%. As a result, the carrying value of this reporting unit exceeded its fair value, and the implied fair value of the goodwill was determined to be $16.9 million. Consequently, a goodwill impairment charge of $12.5 million was recognized in 2012.

In 2013, due to a continued slowdown in demand for our casual online games and the unexpected loss of a key licensed game, we experienced a significant decline in revenues and a negative operating margin in Taiwan from our previous future cash flow expectations from this reporting unit. Further, in the Fall of 2013 we went through an internal restructuring of our operations and made a business decision to transition from PC-based games to browser/mobile games and social casino games. Also our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the revised fair value of this reporting unit may be less than its carrying value, and the related recovery of the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, we developed our expected future net cash flows based on historical data and internally developed estimates as part of our updated long-term strategic plan and included a terminal value of $0. Other significant estimates and assumptions used in developing the future net cash flows included an assumed average revenue decline of 28% and a weighted average cost of capital to discount these expected future cash flows of 13%. As a result, the carrying value of this reporting unit exceeded its fair value, and the implied fair value of the goodwill was determined to be $0. Consequently, a goodwill impairment charge of $17.1 million was recognized in 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(b) Impairment losses on certain intangible assets which were determined to be impaired:

In 2012 and 2013, the trade name arising from the acquisition of FunTown and certain capitalized software development costs were fully written down, resulting in impairment charges of $15 thousand and $13.3 million, respectively, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge for the Trade name of FunTown is a result of our repositioning of it as described above, while the impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

(c) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2012 and 2013, certain prepaid licensing and royalty fees were fully written down, resulting in impairment charges of $702 thousand and $2.8 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

(d) Impairment losses on certain cost method investments which were determined to be impaired:

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2012	2013
Cash and savings accounts	$61,217	$44,163
Time deposits	1,514	14,638

	$62,731	$58,801

We maintain cash and cash equivalents in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2012	2013
Taiwan	$59,195	$55,661
Hong Kong	2,809	2,956
Malaysia	100	133
PRC	626	—
Others	1	51

	$62,731	$58,801

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 11. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2012	2013
Available-for-sale securities:
Equity securities	$17,773	$21,124
Open-end fund	—	336

	$17,773	$21,460

All of our Company’s marketable securities – current are classified as available-for-sale. As of December 31, 2012 and 2013, the balances of unrealized gains for marketable securities - current were $14.4 million and $17.9 million, respectively. During 2011, 2012 and 2013, realized gains from the disposal of marketable securities - current amounted to $535 thousand, $2.3 million, and $754 thousand, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 12. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2012	2013
Accounts receivable	$2,959	$2,082
Less: Allowance for doubtful accounts	(130)	(55)

	$2,829	$2,027

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2011, 2012 and 2013:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$842	$2,594	$130
Additions: Provision for bad debt expense	1,820	169	37
Less: Write-offs	(61)	(269)	(109)
Deconsolidation - IAHGames	—	(2,370)	—
Translation adjustment	(7)	6	(3)

Balance at end of year	$2,594	$130	$55

NOTE 13. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2012	2013
Loans receivable - current	$3,437	$3,394
Less: Allowance for loans receivable - current	(3,437)	(3,394)
Deferred income tax assets - current, net (Note 25)	840	—
Other	161	293

	$1,001	$293

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2011, 2012 and 2013:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$5,057	$5,057	$3,437
Additions: Provision for bad debt expenses	—	—	—
Less: Writes-offs	—	(1,620)	—
Less: Reversal for collection of bad debt	—	—	(54)
Translation adjustment	—	—	11

Balance at end of year	$5,057	$3,437	$3,394

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 14. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2012	2013
Available-for-sale securities
Debt securities	$2,727	$6,048
Equity securities	1,565	—

	$4,292	$6,048

Our Company’s marketable securities - noncurrent are invested in convertible preferred shares, corporate bonds and publicly-traded common shares and are classified as available-for-sale securities.

The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable based upon certain agreed-upon conditions.

The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments and therefore are not bifurcated from the preferred share investment.

We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities.

As of December 31, 2012 and 2013, the balances of unrealized gains for marketable securities - noncurrent were $0 and $1.2 million, respectively. During 2011, 2012 and 2013, realized gains from the disposal of marketable securities — non-current amounted to $5.8 million, $3.4 million and $985 thousand, respectively. Gains on disposal were based on the security’s average cost.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 15. INVESTMENTS

Investments consist of the following:

	December 31
(in US$ thousands)	2012	2013
Investments accounted for under the equity method	$5,223	$5,822

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) through July 31, 2012, a 40 percent equity interest investment, later diluted to 33.66 percent interest in Mangas Everest S.A.S. (“Mangas Everest”), which is engaged in the gaming software and service business (See Note 5 “Divestitures” for additional information); (b) through August 15, 2012, a 30 percent equity interest investment in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan (See Note 5 “Divestitures”, for additional information); (c) through August 31, 2011, a 100 percent equity interest investment in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia (See Note 4 “Acquisitions” for additional information); (d) from July 2012 to May 2013, a 20 percent equity interest investment in Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia (See Note 5 “Divestitures”, for additional information); and (e) an 18 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films. The investments in these companies amounted to $5.2 million and $5.8 million as of December 31, 2012 and 2013, respectively.

As of December 31, 2011, our share of the underlying net assets of Mangas Everest exceeded the carrying value of our investment by $9.3 million. The excess results from the difference between the fair value we assigned to the 40 percent retained interest in Mangas Everest at the date the business was deconsolidated, compared to 40 percent of the total fair value of Mangas Everest as determined by BEG, the purchaser of the 60 percent interest.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In 2011 and 2012 (through July 31, 2012 when we sold the remaining 33.66 percent interest to BEG), we recognized our share of losses in Mangas Everest under the equity method of accounting which totaled $49.7 million, and $0, respectively, which resulted in a negative investment balance as of July 31, 2012. We charged this negative investment balance against the loan receivable that Mangas Everest had outstanding to us as of July 31, 2012. (See Note 26, “Related Party Transactions”, for additional information.)

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of a controlling financial interest in IAHGames. Although IAHGames owned 100 percent of the common stock of Monsoon, prior to September 2011 we determined that Monsoon could not be consolidated by IAHGames due to the substantive participating rights that the game licensor had in Monsoon pursuant to Monsoon’s management agreement. In 2011 (through August 31, 2011), we recognized our share of gains under the equity method of accounting which totaled $230 thousand. (See Note 26, “Related Party Transactions”, for additional information.)

In September 2011, IAHGames, Monsoon and the game licensor entered a transition agreement to early terminate the previous agreement in which the abovementioned substantive participating rights were granted, effective August 31, 2011, and thus restored IAHGames’ full control in Monsoon. Therefore, starting September 1, 2011, we had consolidated Monsoon until July 2012 when we deconsolidated IAHGames. (See Note 4, “Acquisition”, for additional information.)

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management. As we only retained a 20 percent ownership in IAHGames, upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method up to May 2013 when we sold the remaining interest in IAHGames to IAHGames’ management and MCIL. (See Note 5, “Divestitures” for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Our Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partnership investment under the equity method accounting since we have the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

NOTE 16. SHORT-TERM BORROWINGS

As of December 31, 2012 and 2013, unsecured short-term borrowings totaled $7.7 million and $4.4 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings was 1.42 percent for 2012, and ranged from 1.50 percent to 1.60 percent for 2013. The maturity dates fell in mid-January 2013 as of December 31, 2012 and in late January 2014 as of December 31, 2013. As of December 31, 2012 and 2013, the weighted-average interest rate on total short-term borrowings was 1.42 percent and 1.52 percent, respectively.

As of December 31, 2012 and 2013, the total amount of unused lines of credit available for borrowing under these agreements was approximately $6.9 million and $9.9 million, respectively.

During the period from January 2014 to March 2014, we repaid certain short-term borrowings totaling $11.9 million, and renewed short-term borrowing agreements totaling $11.9 million.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 17. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2012	2013
Accrued professional fees	$1,319	$740
Accrued royalties	967	128
Accrued advertising expenses	696	421
Accrued incentive to distributors	172	137
Accrued director compensation and liability insurance	513	424
Other	1,515	767

	$5,182	$2,617

NOTE 18. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2012	2013
Income taxes payable	$1,381	$1,560
Deferred tax liabilities (Note 25)	2,207	1,987
Other	398	315

	$3,986	$3,862

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2012 and 2013, the accumulated benefit obligation amounted to $429 thousand and $360 thousand, respectively, and the funded status of accrued pension liability amounted to $281 thousand and $170 thousand, respectively. The fair value of plan assets amounted to $291 thousand and $300 thousand as of December 31, 2012 and 2013, respectively. The accumulated other comprehensive income amounted to $2 thousand and $0 as of December 31, 2012 and 2013, respectively. The net periodic benefit cost (income) for 2011, 2012 and 2013 amounted to $(18) thousand, $30 thousand and ($77) thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2013 and 2012:

	December 31
(in US$ thousands)	2012	2013
Benefit Obligation	$572	$470
Fair value of plan assets	291	300

	$281	$170

Amounts recognized in the balance sheet consist of:
Noncurrent liabilities	$281	$170
Accumulated other comprehensive income	2	—

Net amount recognized	$279	$170

Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain	$2	$—

Weighted average assumptions used to determine benefit obligations for 2013 and 2012 were as follows:

	December 31
	2012	2013
Discount rate	1.75%	2.00%
Rate of compensation increase	1.50%	1.50%
Rate of return on plan assets	1.75%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

We expect to make a contribution of $17 thousand to the Fund in 2014. We do not expect to make any benefit payments through 2020.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $302), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2011, 2012, and 2013 were $896 thousand, $585 thousand, and $357 thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 20. OTHER LIABILITIES - OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2012	2013
Deferred tax liabilities (Note 25)	$561	$—
Other	12	11

	$573	$11

NOTE 21. SUBSIDIARY PREFERRED SHARES

In connection with our acquisition of a controlling financial interest in IAHGames, that subsidiary had Class A preferred shares, which were owned by the noncontrolling shareholders. As August 15, 2012 when we deconsolidated IAHGames, these Class A preferred shares were valued at $1.3 million, and represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Class A preferred shares was entitled to cumulative dividends at 10 percent per annum. The preferred shares were redeemable at the holder’s option at any time after the expiration of certain licensed games, and were convertible into ordinary shares at any time. Pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Class A preferred shares were to be converted to ordinary shares of IAHGames at the acquisition date. The preferred shares were fully converted into ordinary shares by the closing date when we sold 60 percent of IAHGames. (See Note 5, “Divestitures”, for additional information.)

Since the Class A preferred shares were never currently redeemable and it was not probable that they would become redeemable as a result of our acquisition of IAHGames, the subsequent adjustment for accretion was not required. However, the cumulative dividends and the reversal of dividends upon the conversion described above for these Class A preferred shares of $321 thousand and $(469) thousand for the years ended December 31, 2011 and the period from January 1, 2012 to July 31, 2012, respectively, are included as a component of “net income (loss) attributable to the noncontrolling interest” in the consolidated statement of operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 22. EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2012 and 2013, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there were certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances. As of December 31, 2012 and 2013, our Company’s total restricted net assets, which included paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company had no legal ownership, were approximately $1.5 million and $0, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

On May 20, 2011, our board of directors approved an $11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to $11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of $6.0 million. All of the treasury shares under this program were cancelled by the end of 2011.

NOTE 23. COMPREHENSIVE INCOME

The accumulated balances for each classification of other comprehensive income are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive income
Balance at January 1, 2011	$(22,554)	$22,243	$239	$(72)
Net current period change	(1,813)	22,466	69	20,722
Reclassification adjustments for gains reclassified into income	—	(6,299)	—	(6,299)

Balance at December 31, 2011	(24,367)	38,410	308	14,351
Net current period change	1,814	(18,339)	(323)	(16,848)
Reclassification adjustments for gains reclassified into income	—	(5,665)	—	(5,665)
Deconsolidation of subsidiaries	(217)	—	—	(217)

Balance at December 31, 2012	(22,770)	14,406	(15)	(8,379)
Net current period change	(801)	6,437	15	5,651
Reclassification adjustments for gains reclassified into income	864	(1,739)	—	(875)

Balance at December 31, 2013	$(22,707)	$19,104	$—	$(3,603)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2011, 2012 and 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 24. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2011	2012	2013
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	62	20	—
General and administrative expenses	1,103	159	219

Pre-tax stock-based compensation expense	1,165	179	219
Income tax (benefit) expense	(109)	(41)	27

Total stock-based compensation expense reported in continuing operations	$1,056	$138	$246

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2012 and 2013. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2013 and 2012, as our Company recorded a full allowance on net deferred tax assets as of December 31, 2013 and 2012.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2013, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2013, no shares have been issued to employees under the 2009 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2013, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2013.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—
2004 Plan	7,703,185	(1)	immediately upon granting to four years	$0.79~$2.55	—
2006 Plan	1,217,333	(2)	immediately upon granting to four years	$0.8101~$16.60	$2.91~$16.01
2007 Plan	3,205,217	(3)	immediately upon granting to four years	$1.20~$18.17	$2.47~$15.35
2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—
2009 Plan	2,500,000	(4)	immediately upon granting to four years	$0.955~$2.47	—
2010 Plan	2,200,000	(5)	three years	$0.8101~$1.14	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one and a half million common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(b) Options

In 2011, 2012 and 2013, 0, 0 and 3,000 options were exercised, and cash received from the exercise of stock options was $0, $0 and $2 thousand, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. The following table summarizes the assumptions used in the model for options granted during 2012 and 2013:

	2012	2013
Option term (years)	5.73	5.8
Volatility	59.76%~67.02%	59.46%~61.84%
Weighted-average volatility	62%	61%
Risk-free interest rate	0.885%~1.152%	0.930%~1.610%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.54	$0.60

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Option transactions during the last three years are summarized as follows:

	2011		2012		2013
	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted Avg. Exercise Price	No.of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.33	9,780	$2.13	9,493	$1.97	9,210
Options granted	1.06	1,060	0.96	2,070	1.09	620
Options exercised	—	—	—	—	0.79	(3)
Options Forfeited / canceled / expired	2.72	(1,347)	1.74	(2,353)	1.28	(604)

Balance at December 31	$2.13	9,493	$1.97	9,210	$1.95	9,223	3.00	$1,055

Exercisable at December 31	$2.19	7,754	$2.15	7,584	$2.13	7,770	1.87	$1,021

Vested and expected to vest at December 31	$2.13	9,493	$1.97	9,210	$1.95	9,223	3.00	$1,055

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2013 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2013. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2011, 2012, and 2013 were $0, $0, and $600 thousand, respectively.

As of December 31, 2013, there was approximately $348 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.16 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table sets forth information about stock options outstanding at December 31, 2013:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	6,188	1.88 years	Under $1	5,175
$ 1~$10	2,419	5.72 years	$ 1~$10	1,979
$10~$20	616	3.65 years	$10~$20	616

	9,223			7,770

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2011, 2012 and 2013 was $1.0 million, $0 and $0, respectively. The total fair value of RSUs vested during the years ended December 31, 2011, 2012 and 2013 was $0.2 million, $0 and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

As of December 31 2012 and 2013, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2011, 2012 and 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 25. INCOME TAXES

Loss from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	2011	2012	2013
Taiwan operations	$(770)	$(14,871)	$(33,077)
Non-Taiwan operations	(66,865)	1,946	(1,605)

	$(67,635)	$(12,925)	$(34,682)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

(in US$ thousands )	2011	2012	2013
Taiwan operations	$33	$456	$248
Non-Taiwan operations	(278)	215	(187)

	$(245)	$671	$61

Our ultimate parent company is based in Singapore. It reported no pretax income or loss.

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

( in US$ thousands )	2011	2012	2013
Taiwan:
Current	$—	$410	$(131)
Deferred	33	46	379

	$33	$456	$248

Non-Taiwan:
Current	$(539)	$215	$(187)
Deferred	261	—	—

	$(278)	$215	$(187)

Total current income tax expense (benefit)	$(539)	$625	$(318)

Total deferred income tax expense (benefit)	$294	$46	$379

Total income tax provision (benefit)	$(245)	$671	$61

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

A reconciliation of our effective tax rate related to continuing operations to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2011	2012	2013
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	1.02%	(0.17%)	(3.71%)
Non-deductible items - impairment charges on goodwill	(1.82%)	(16.43%)	(10.39%)
Changes in unrecognized tax benefits	0.00%	0.00%	(4.12%)
Tax-exempted income in foreign jurisdictions	0.00%	0.00%	3.12%
Adjustment for prior year payable	0.00%	0.00%	0.55%
Change in valuation allowance	(21.70%)	(4.00%)	(10.17%)
Tax effect of earnings for equity method investees and certain subsidiaries	(0.02%)	(4.38%)	0.00%
Other	(0.99%)	(4.06%)	0.69%

Effective rate	0.34%	(5.19%)	(0.18%)

The provision (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2011, 2012 and 2013, respectively.

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2012	2013
Net operating loss carryforwards	$3,248	$4,072
Loss on equity method investment	15,621	—
Share-based compensation	234	267
Intangible assets	354	738
Property, plant and equipment	100	86
Other	(275)	109

	19,282	5,272
Less: valuation allowance	(18,333)	(5,216)

Deferred tax assets - net	$949	$56

As of December 31, 2012 and 2013, $840 thousand and $0, respectively, of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2012	2013
Depreciation and amortization	$255	$—
Investment in affiliated companies, principally due to undistributed income	2,207	1,987

Capitalized software development costs	306	56

Deferred tax liabilities	$2,768	$2,043

As of December 31, 2012 and 2013, $561 thousand and $0, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2011, 2012 and 2013 are as follows:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$7,402	$25,256	$18,333
Subsequent utilization of valuation allowance	(270)	(4)	(7)
Additions to valuation allowance	15,597	214	3,527
Divestitures	—	(7,026)	(16,616)
Acquisitions	2,491	—	—
Exchange differences	36	(107)	(21)

Balance at end of year	$25,256	$18,333	$5,216

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The Statutory losses would be deducted from undistributed earnings tax and were not subject to expiration from Taiwan operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

As of December 31, 2013, we had net operating loss carryforwards available to offset future income, amounting to $20.1 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	9,975	indefinite
Taiwan	10,170	2020~2023

	20,145

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2011, 2012 and 2013 are as follows:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$3,887	$4,714	$4,202
Increase related to prior year tax positions	965	573	706
Deconsolidation of IAHGames	—	(1,072)	—
Exchange differences	(138)	(13)	63

Balance at end of year	$4,714	$4,202	$4,971

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

As of December 31, 2011, 2012 and 2013, there were approximately $4.7 million, $4.2 million and $5.0 million of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2011, 2012 and 2013, $2.3 million, $2.8 million and $2.9 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2011, 2012 and 2013.

Our major tax jurisdictions are located in Taiwan. As of December 31, 2013, the income tax filings under tax jurisdictions located in Taiwan have been examined for the years through 2008 and for 2011, but we have filed appeals for the 2008 and 2011 tax filings. Our Company also files income tax returns in the United States federal and state jurisdictions.

In 2011, 2012 and 2013, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. The income tax authority has made decisions on the amortization for our 2006, 2007 and 2008 tax filings. We have filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, appending further response from the tax authority.

In 2011, our unrecognized tax benefits increased due to IAHGames. These unrecognized tax benefits primarily related to certain related party transactions.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months; however management does not expect that the total amount of unrecognized tax benefit will change significantly within the next 12 months of December 31, 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 26. RELATED-PARTY TRANSACTIONS

In 2011, to support our current operations we had short-term indebtedness from Waterland Financial Holdings (“Waterland”), a key manager of which was one of our directors. The largest amounts of outstanding short-term indebtedness to Waterland during the year ended December 31, 2011 was $1.7 million. As of December 31, 2012 and 2013, we did not have any indebtedness owed to Waterland.

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations at interest of 7 percent per annum. In addition, from September to December 2010, IAHGames, then one of our subsidiaries, loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the net book value of the loans receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon as discussed in more detail in Note 15, “Investments”. Upon the deconsolidation of IAHGames’ operations of in August 2012, the loans receivable were deconsolidated as well. (See Note 5, “Divestitures”, for additional information.)

During 2011, our Company entered into loan agreements in the aggregate of $5.2 million with Mangas Everest, with interest rates of 3 percent per annum. As of December 31, 2011, the net book value of this loan receivable was nil after being reduced in connection with absorbing additional losses of Mangas Everest (as discussed in more detail in Note 15, “Investments”) and considering the financial status of Mangas Everest, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward. Upon the closing of the sale of our remaining ownership in the gaming software and service business in August 2012, the rights and interest in and to the loan agreements were also assigned to BEG. (See Note 5, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 27. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2016. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2013:

(in US$ thousands)	Amount
2014	$941
2015	754
2016	138

$1,833

Rental expense for operating leases amounted to $2.5 million, $1.8 million and $1.0 million for the years ended December 31, 2011, 2012 and 2013, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(b) Service agreement

We entered in to certain maintenance and out-sourcing service agreement in 2013 regarding our cloud business operations. The following table sets forth our future aggregate minimum payments required under this agreement as of December 31, 2013:

(in US$ thousands)	Amount
2014	$214
2015	251
2016	42

$507

The service fee under this agreement amounted to $111 thousand for the year ended December 31, 2013.

(c) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2013.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2014	$100	$100	$200
After 2014	5,300	1,500	6,800

	$5,400	$1,600	$7,000

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(d) Guaranty

In 2008, Cambridge Interactive Development Corp. (“CIDC”), a then wholly owned subsidiary of GigaMedia, entered into a lease agreement (the “CIDC Lease”) for an office in Delaware. The term of the CIDC Lease is for the period from October 1, 2008 through September 30, 2014. Pursuant to the CIDC Lease, CIDC deposited approximately $690 thousand with a bank in exchange for a letter of credit issued by the bank (the “CIDC L/C”) and GigaMedia’s guaranty of all of CIDC’s obligations under the CIDC Lease.

In July 2012, we entered into an agreement with BEG to sell and assign our remaining ownership interest in and all rights and interests related to the shareholders loans to Mangas Everest (including the CIDC lease) (the “Mangas Agreement”). Pursuant to the Mangas Agreement, BEG was to use all its reasonable efforts to procure the cancellation and return of the CIDC L/C to GigaMedia and the landlord’s release of GigaMedia’s lease guaranty by September 30, 2012; and unless and until BEG procures the cancellation and return of the CIDC L/C and landlord’s release of GigaMedia’s lease guaranty, BEG is obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses that may be borne by GigaMedia (and any Affiliate thereof) arising under or in connection with the CIDC L/C and/or GigaMedia’s lease guaranty.

In accordance with the Mangas Agreement, BEG procured that the bank cancel the CIDC L/C and issue to BEG a new letter of credit under the same terms and conditions as the CIDC L/C. BEG, however, did not obtain the landlord’s consent to release us from our lease guaranty within the allotted time. BEG’s major shareholders, therefore, issued a separate guaranty to us wherein they are obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses arising under or in connection with the CIDC Lease. GigaMedia’s commitment amount under this lease guaranty has been constantly reduced as Mangas Everest’s subsidiary who assumed the CIDC Lease makes its monthly rental payments. The leasee is current on its monthly payments through March 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. Currently there are no outstanding claims or litigation against us.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 28. SEGMENT INFORMATION

We currently have two operating segments: an Asian online game and service business segment, and a cloud service business segment (began in 2013). The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derives its revenues from providing cloud products and services to small-to-medium and larger enterprises.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Financial information for each operating segment was as follows as of and for the years ended December 31, 2011, 2012, and 2013:

(in US$ thousands)	Asian online game and service

2011:

Segment profit or loss:
Net revenue from external customers	$34,367

Loss from operations	$(10,931)

Share-based compensation	$308

Impairment loss on intangible assets	$2,583

Impairment loss on prepaid licensing and royalty fees	$247

Impairment loss on goodwill	$5,097

Interest income	$492

Interest expense	$(50)

Gain on sales of marketable securities	$6,299

Foreign exchange loss	$(282)

Gain on equity method investments - net	$1,846

Impairment loss on marketable securities and investments	$13,327

Depreciation	$1,790

Amortization, including intangible assets	$2,251

Income tax expense	$859

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in US$ thousands)	Asian online game and service

2012:

Segment profit or loss:
Net revenue from external customers	$27,470

Loss from operations	$(12,271)

Share-based compensation	$199

Impairment loss on intangible assets	$15

Impairment loss on prepaid licensing and royalty fees	$702

Impairment loss on goodwill	$12,489

Contract termination costs	$49

Interest income	$9

Interest expense	$44

Gain on sales of marketable securities	$5,665

Foreign exchange gain	$55

Gain on equity method investments - net	$234

Impairment loss on marketable securities and investments	$1,193

Depreciation	$1,059

Amortization, including intangible assets	$2,181

Income tax expense	$710

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in US$ thousands)	Asian online game and service	Cloud service business	Total

2013:

Segment profit or loss:
Net revenue from external customers	$14,106	$925	$15,031

Loss from operations	$(33,677)	$(1,218)	$(34,895)

Share-based compensation	$(225)	$69	$(156)

Impairment loss on intangible assets	$13,251	$—	$13,251

Impairment loss on prepaid licensing and royalty fees	$2,752	$—	$2,752

Impairment loss on goodwill	$17,054	$—	$17,054

Interest income	$9	$—	$9

Interest expense	$8	$—	$8

Gain on sales of marketable securities	$1,739	$—	$1,739

Foreign exchange gain	$236	$—	$236

Gain on equity method investments - net	$526	$—	$526

Depreciation	$336	$8	$344

Amortization, including intangible assets	$1,862	$42	$1,904

Income tax expense	$150	$78	$228

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2011	2012	2013
Income (loss) from operations:
Total segments	$(10,931)	$(12,271)	$(34,895)
Other**	(204)	7	—
Adjustment*	(8,794)	(8,310)	(3,592)

Total GigaMedia consolidated	$(19,929)	$(20,574)	$(38,487)

Share-based compensation
Total segments	$308	$199	$(156)
Adjustment*	857	(20)	375

Total GigaMedia consolidated	$1,165	$179	$219

Impairment loss on intangible assets:
Total segments	$2,583	$15	$13,251
Adjustment*	—	—	—

Total GigaMedia consolidated	$2,583	$15	$13,251

Impairment loss on prepaid licensing and royalty fees:
Total segments	$247	$702	$2,752
Adjustment*	—	—	—

Total GigaMedia consolidated	$247	$702	$2,752

Interest income:
Total segments	$492	$9	$9
Adjustment*	270	274	229

Total GigaMedia consolidated	$762	$283	$238

Interest expense:
Total segments	$(50)	$44	$8
Adjustment*	476	203	41

Total GigaMedia consolidated	$426	$247	$49

Gain on sales of marketable securities:
Total segments	$6,299	$5,665	$1,739
Adjustments*	—	—	—

Total GigaMedia consolidated	$6,299	$5,665	$1,739

Foreign exchange gain (loss):
Total segments	$(282)	$55	$236
Adjustments*	(83)	379	(191)

Total GigaMedia consolidated	$(365)	$434	$45

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in US$ thousands)	2011	2012	2013
Gain (loss) on equity method investments - net:
Total segments	$1,846	$234	$526
Other**	(49,715)	—	—
Adjustment*	—	—	—

Total GigaMedia consolidated	$(47,869)	$234	$526

Impairment loss on marketable securities and investments:
Total segments	$13,327	$1,193	$—
Adjustment*	—	—	—

Total GigaMedia consolidated	$13,327	$1,193	$—

Depreciation:
Total segments	$1,790	$1,059	$344
Adjustments*	290	165	64

Total GigaMedia consolidated	$2,080	$1,224	$408

Amortization:
Total segments	$2,251	$2,181	$1,904
Adjustments*	63	23	3

Total GigaMedia consolidated	$2,314	$2,204	$1,907

Income tax expense (benefit):
Total segments	$859	$710	$228
Other**	(934)	37	—
Adjustments*	(170)	(76)	(167)

Total GigaMedia consolidated	$(245)	$671	$61

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2011, 2012 and 2013, the compensation related was approximately $4.3 million, $4.2 million and $2.1 million, respectively; accrued professional fees was approximately $2.3 million, $911 thousand and $125 thousand, respectively.
**	Other items relate to the results of operations arising from our non-controlling interest in the online gaming software and service business before we disposed of it in July 2012.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2011	2012	2013
Taiwan	$21,214	$18,744	$11,793
Hong Kong	5,061	4,703	3,239
Singapore	4,150	2,004	—
Malaysia	2,228	1,550	—
Thailand	1,447	204	—
Others	267	265	—

	$34,367	$27,470	$15,032

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2011	2012	2013
Taiwan	$2,375	$1,932	$1,657
PRC	763	—	—
Hong Kong	107	17	20
Singapore	551	—	—
Thailand	380	—	—
Other	112	—	—

	$4,288	$1,949	$1,677

NOTE 29. SUBSEQUENT EVENT

On April 10, 2014 (with supplemental modification on April 15, 2014), we entered into a short-term loan agreement on an arm’s-length basis with Wen He Investment Ltd. (“Wen He”) to finance its purchase from a third-party 15 million common shares of a company in Taiwan. The amount of the loan is approximately $18.8 million, maturing on May 10, 2014, and carries an interest rate of 5% per annum. The term of the loan also requires that all of the shares so purchased by Wen He be pledged to us as collateral together with the personal guarantee of another major shareholder of the Taiwan company. We entered into this loan agreement because we believe it will support the growth of our online games business.