Form 20-F
period 2014-12-31
GIGAMEDIA Ltd
filed 2015-04-28
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

55,261,661 ordinary shares

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may consist of or contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “potential,” “project,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “should,” “shall,” “is likely to” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our business plan and strategies;

•	our future business development and potential financial condition, results of operations and other projected financial information;

•	our ability to manage current and potential future growth;

•	expected continued acceptance of our revenue model;

•	our plans for strategic partnerships, licenses and alliances;

•	our acquisition and strategic investment, and our ability to successfully integrate any past, current, or future acquisitions into our operations;

•	our ability to protect our intellectual property rights and the security of our customers’ information;

•	the launch of new online games according to our timetable;

•	expected continued acceptance of our online games, including expected growth of the online games industry, and consumer preferences for our products and services;

•	the in-house development of new online games;

•	our plans to license additional games from third parties, and the launch of these new games, including the timing of any such development, licenses or launches, in various geographic markets;

•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;

•	the potential entry of new competitors in any of our business lines;

•	changes in the global regulatory environment relating to the online gaming business;

•	changes or stability in certain regulatory environments relating to GigaCloud’s operations;

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

Exchange Rates

Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using weighted-average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using weighted-average exchange rates. We make no representation that any currencies, other than U.S. dollars, could be converted to U.S. dollars at such rate or any particular rates.

A.	Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2013 and 2014 and the selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012, and the selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2010	2011	2012	2013	2014
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Gaming software and service revenues	25,820	0	0	0	0
Asian online game and service revenues	38,862	34,367	27,470	14,106	8,199
Other revenues	0	0	0	926	1,580

Total operating revenues	64,682	34,367	27,470	15,032	9,779

COSTS OF REVENUES
Cost of gaming software and service revenues	(4,010)	0	0	0	0
Cost of Asian online game and service revenues	(17,103)	(14,413)	(11,388)	(6,425)	(6,010)
Cost of other revenues	0	0	0	(1,159)	(1,825)

Total costs of revenues	(21,113)	(14,413)	(11,388)	(7,584)	(7,835)

GROSS PROFIT	43,569	19,954	16,082	7,448	1,944

OPERATING EXPENSES
Product development and engineering expenses	(7,301)	(1,956)	(1,471)	(1,698)	(892)
Selling and marketing expenses	(21,589)	(10,079)	(8,377)	(4,815)	(6,708)
General and administrative expenses	(31,780)	(18,101)	(13,384)	(6,324)	(6,378)
Bad debt expenses	(1,639)	(1,820)	(169)	(37)	(37)
Impairment loss on property, plant, and equipment	(278)	0	0	0	(28)
Impairment loss on goodwill	(2,255)	(5,097)	(12,489)	(17,054)	0
Impairment loss on intangible assets	(1,330)	(2,583)	(15)	(13,251)	(115)
Impairment loss on prepaid licensing and royalty fees	(870)	(247)	(702)	(2,752)	(1,259)
Impairment loss on deconsolidation of T2CN	(22,234)	0	0	0	0
Other	(1,989)	0	(49)	(4)	0

Total operating expense	(91,265)	(39,883)	(36,656)	(45,935)	(15,417)

Loss from operations	(47,696)	(19,929)	(20,574)	(38,487)	(13,473)

Income (loss) from continuing operations	1,408	(67,390)	(13,596)	(34,743)	(4,990)

Income (loss) from discontinued operations	(128)	(4,188)	(2,521)	(318)	0

Net income (loss)	1,280	(71,578)	(16,117)	(35,061)	(4,990)
Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	1,370	366	827	281	(165)

Net income (loss) attributable to shareholders of GigaMedia	2,650	(71,212)	(15,290)	(34,780)	(5,155)

Earnings (loss) per share (in dollars):
Basic:
Income (loss) from continuing operations	0.05	(1.23)	(0.25)	(0.68)	(0.10)
Income (loss) from discontinued operations	0.00	(0.08)	(0.05)	(0.01)	0

Net income (loss)	0.05	(1.31)	(0.30)	(0.69)	(0.10)

Diluted:
Income (loss) from continuing operations	0.04	(1.23)	(0.25)	(0.68)	(0.10)
Income (loss) from discontinued operations	0.00	(0.08)	(0.05)	(0.01)	0

Net income (loss)	0.04	(1.31)	(0.30)	(0.69)	(0.10)

There were no dividends declared in 2010, 2011, 2012, 2013 and 2014.

As of December 31,

(US dollars in thousands except for number of issued shares)

	2010	2011	2012	2013	2014
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	93,088	118,920	85,135	83,331	91,158
Property, plant and equipment-net	5,301	4,288	1,949	1,677	1,663
Goodwill	39,493	28,437	16,934	—	—
Intangible assets-net	19,769	15,534	15,675	1,461	222
Total assets	267,589	191,706	140,394	103,321	108,304
Total current liabilities	43,293	35,658	21,647	14,839	27,337
Total GigaMedia’s shareholders’ equity	217,521	156,072	118,231	88,448	79,019
Common shares, no par value, and additional paid-in capital	309,332	304,672	304,851	305,072	308,682
Number of issued shares (in thousands)	56,263	50,720	50,720	50,723	55,262

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

As our games are currently accessed primarily through PC and mobile devices, successful development of games for such devices will be imperative if we are to maintain or increase our revenues, and our inability to do so may result in lower growth of or a decline in revenues.

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

Our results of operations are subject to significant fluctuations. We have incurred operating and net losses in past years, and we may experience losses in the future.

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2012, 2013 and 2014, we incurred operating losses of US$20.6 million, US$38.5 million and US$13.5 million as well as net losses of US$15.3 million, US$34.8 million and US$5.2 million, respectively. Our future profitability will depend to a great extent upon the performance of our Asian online game and service business and the GigaCloud cloud computing business. The key factors affecting our businesses include:

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

We entered into multiple strategic alliances in the past and later recognized related impairment losses on investments and goodwill. We may incur debts in the future upon an acquisition or suffer losses related to impairment of these investments. Any impairment on goodwill and marketable securities and investments in the future may have a negative impact on our financial results. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to explore additional acquisition opportunities in the future. Such examination and exploration efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. We may not be able to complete acquiring or investing transactions that we initiate. Our ability to grow through such acquisitions and investments will depend on many factors, including the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete transactions and our ability to obtain any required governmental approvals.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2014, the closing prices of our Shares on the NASDAQ Stock Market have ranged from US$0.77 to US$1.72 per share, and the closing price on March 31, 2015 was US$0.7699. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Our Shares are listed on the NASDAQ Global Select Market and if we fail to meet the standards for continued listing of our Shares on NASDAQ, the Shares could be delisted from the NASDAQ Stock Market.

Our Shares are listed on the NASDAQ Global Select Market. The NASDAQ Global Select Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a US$1.00 minimum bid price per share. The trading prices for our Shares in the year 2014 were around the US$1.00 range and traded below US$1.00 several times. As of March 31, 2015, the closing price for our Shares was US$0.7699. We received a deficiency letter for the minimum bid price requirement for continued listing, dated January 14, 2015, from the NASDAQ Stock Market LLC (the “Nasdaq Letter”). In the letter, it indicated that we failed to meet the minimum bid price requirement. It has resulted from the fact that the bid price of our common stock closed below US$1 per share for the last 30 consecutive business days. In accordance with Nasdaq Stock Market Rule, we have a grace period of 180 calendar days, or until July 13, 2015, to regain compliance. If at any time before July 13, 2015, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Stock Market LLC will provide a written notification to us indicating that we complies with the minimum bid price rule.

Nasdaq Letter had no immediate impact on the listing of our common stock on the Nasdaq Stock Market. Our common stock continues to trade on the NASDAQ Global Select Market under the symbol “GIGM.”

We continue to monitor the bid price for our common stock between January 14, 2015 and July 13, 2015, and are considering available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement.

There can be no assurance that we will regain compliance and continue to meet all of the requirements for continued NASDAQ listing. If we fail to comply with the minimum bid price requirement, our Shares could be delisted from NASDAQ, which could have a material adverse effect on our stock prices and our standing with current and future investors.

We are controlled by the Koo family, which has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may conflict with your interests.

As of March 31, 2015, a member of the Koo family beneficially owned 19.54% of our outstanding Shares. Accordingly, a member of the Koo family has significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and the power to prevent or cause a change in control. The interests of such member of the Koo family may differ from or conflict with your interests.

The ability of our subsidiaries in Taiwan to distribute dividends to us may be subject to restrictions under the laws of Taiwan.

We are a holding company, and some of our assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia, which owns the Taiwan-based operations of our Asian online game and service business. Accordingly, part of our primary internal source of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries, including those in Taiwan. The distribution of dividends to us from these subsidiaries in Taiwan is subject to restrictions imposed by the applicable corporate and tax regulations in these countries, which are more fully described in Item 5, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Dividends from Our Subsidiaries” in this annual report. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

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

The Singapore Code on Take-overs and Mergers (the “Code”), issued pursuant to Section 321 of the Singapore Securities and Futures Act (Chapter 289) regulates the acquisition of ordinary shares of, inter alia, listed public companies and contains certain provisions that may delay, deter or prevent a future takeover or change of control of our Company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of the voting shares in our Company must, except with the prior consent of the Singapore Securities Industry Council (the “SIC”), extend a takeover offer for the remaining voting shares in our Company in accordance with the provisions of the Code. Likewise, any person holding between 30% and 50% of the voting shares in our Company, either on his own or together with parties acting in concert with him, must, except with the prior consent of the SIC, make a takeover offer in accordance with the provisions of the Code if that person together with parties acting in concert with him acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period.

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

Singapore tax law may differ from the tax laws of other jurisdictions, including the United States. Gains from the sale of our Shares by a person not tax resident in Singapore may be taxable in Singapore if such gains are part of the profits of any business carried on in Singapore. For additional information, see Item 10, “Additional Information—E. Taxation—Singapore Tax Consideration” in this annual report. You should consult your tax advisors concerning the overall tax consequences of acquiring, owning or selling the Shares.

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

In the past, we disposed of our online gambling business and made several significant investments in online game developers and operators. As a result of these transactions, we have a significant amount of cash and securities. See Item 4, “Information on the Company—B. Business Overview—Gaming Software and Service Business” for additional information. Consequently, there is a risk that we could be deemed to be an investment company because our investment securities may be deemed to comprise more than 40% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis pending investment of disposal proceeds into our businesses.

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2014, the first quarter of 2015 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2014, and we will likely be a PFIC for our current taxable year ending December 31, 2015, unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. A non-United States corporation, such as us, will be classified as a PFIC for any taxable year in which 75% or more of its gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

If we were to be classified as a PFIC in any taxable year during which a U.S. person (as defined in “E. Taxation—U.S. Tax Considerations—Passive Foreign Investment Company”) holds our Shares, such U.S. person may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Shares and on the receipt of distributions on the Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. person will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Person’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if we cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. person, who acquires our Shares during the current taxable year or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares. For more information, see the section entitled “E. Taxation—U.S. Tax Considerations—Passive Foreign Investment Company”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of Our Company

Our business was founded as Hoshin GigaMedia in Taiwan in October 1998. For the purpose of a public equity offering, GigaMedia Limited was incorporated in Singapore in September 1999 as a company limited by shares. We acquired 99.99% of equity interest in Hoshin GigaMedia in November 1999 and the remaining 0.01% in October 2002. In more recent years, we have established additional subsidiaries inside and outside Taiwan to conduct parts of our operations.

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

As part of plans to turn around the Company’s financial performance, in 2012 we began implementation of a disposal and asset optimization program targeting non-strategic investments and underperforming assets. During 2012, we completed the sale of a remaining 33.66% interest we held in an underperforming legacy online gambling business, Everest Gaming. In 2015, we expect to continue to dispose of non-strategic game studio holdings.

Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Certain Significant Events Affecting Our Results of Operations for 2012, 2013 and 2014”.

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

In online games, we own 100% of and operate FunTown, a leading online game portal in Taiwan and Hong Kong. FunTown is focused on the high-growth mobile and browser-based casual games market in Asia. We also own a majority interest in FingerRockz, a Taiwan-based developer and publisher of mobile games and apps.

In cloud computing, we own 100% of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for SMEs in Greater China.

Online Games Business

Overview

FunTown is focused on the high-growth mobile and browser-based casual games and social casino games markets in Asia. FunTown has a strong track record of developing and monetizing PC-based casual games and social casino games, including by revenues one of the largest online casino platform in Taiwan. We plan to leverage that as we restructure the business and extend our offerings to mobile and browser-based games and social casino games in select areas and geographies going forward.

FingerRockz is focused on developing mobile gaming market in Asia. The company was founded in 2012; the first game it developed in 2012 has over 1 million downloads to date. We plan to leverage the development capability of FingerRockz to strengthen our mobile game offerings.

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

Our Games

Our portfolio of online games includes predominantly PC-based, non-cash gambling or casino casual games, including MahJong and various card and table games. FunTown’s offers over 40 PC-based non-cash gambling or casino casual games and one MMO, browser RPG and several mobile games We have also launched one self-developed MahJong game application which uses a web or browser-based technology with no download required and one licensed mobile strategy card game.

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

In October 2010, we acquired a non-controlling interest in XLGames, an online game developer in Korea, through an investment in XLGames. As a result of the transaction, we received certain strategic rights, including exclusive rights to operate the MMO game ArcheAge in Taiwan, Hong Kong, and Macau. XLGames launched the game in Korea in January 2013. As of March 31, 2015, GigaMedia has not scheduled the launch of ArcheAge in its markets.

RPGs

In fourth quarter of 2014, we launched four Role-Playing games. King’s Road is for PC-based players and the other three namely Fantasy Valkyrie, the Ring of the Lord and My Lord is Very Busy are for mobile game players.

Game Sources

In-house development of Non-cash Gambling or Casino Casual Games

We develop the gambling or casino games offered on FunTown’s game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration into our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games and social casino games development capabilities. As of March 31, 2015, we have an in-house development team comprised of approximately 69 software and design engineers.

Sources of MMOs and Mobile Games

Historically we have sourced MMOs/Mobile Games through licensing from developers in various regions where game development is well established. We monitor each of the United States, South Korean, the PRC, Japanese, Southeast Asia and European markets and maintain communications with a number of leading game development studios to identify and source new online games.

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

Our Players

In Taiwan and Hong Kong, as of March 31, 2015, we had an aggregate of about 12.5 million unique registered players of our online games, more than 97% of which were located in Taiwan. In the fourth quarter of 2014, we recorded approximately 40,000 active paying players and approximately 24,000 peak concurrent users.

Competition

Our primary competitors in the Asian online/mobile game and service business are online game operators based in Taiwan and the PRC. Our major competitors in Taiwan include Gamania, Soft-World, IGS, UserJoy and GodGame. Our major competitors in the PRC include Shanda, Giant, Changyou, Nineyou, Tencent, Perfect World, Kingsoft and Ourgames.com.

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

Cloud Computing Business

Overview

GigaCloud is a provider of cloud computing solutions and related services, which we launched in 2013. The business was founded on the concept of delivering via the Internet, or “cloud,” integrated tools and services designed to help the enterprises in Greater China effectively manage complex and dynamic operating environments. We provide our customers highly adaptable, accessible and reliable services and tools to manage critical business functions that enable them to optimize their financial and human capital resources.

GigaCloud’s mission is to simplify and improve the way the enterprises acquire, deploy and manage their hardware, software, security and data management technology needs. GigaCloud’s offerings enable firms to either avoid deployment of a full-scale onsite IT infrastructure or replace an existing company’s internal IT infrastructure with an externally managed and hosted IT function. This “virtualization” of the enterprises can eliminate excess costs and enhance return on investment, promoting the development of boutique businesses that might otherwise find it challenging to compete and grow.

Our initial offerings may be organized into two main product groups:

a.	Communication-oriented services, including hosted private branch exchange (PBX) telephone systems that create private telephone networks within an enterprise, and hosted Internet fax service enabling faxes to be sent via smart devices, as well as similar bundles of privately managed solutions for enterprises that prefer to manage their IT and data in-house; and

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

Industry Information

The Market is Large

According to a survey completed in 2013 by Taiwan’s Ministry of Economic Affairs, Taiwan’s SME market size was estimated at approximately 1.33 million enterprises.

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

Strategic Partnerships

To address the market opportunity, we have formed strategic partnerships with a broad group of hardware, software and cloud computing service vendors to cooperatively advance virtualization technology for enterprises through joint marketing, product interoperability, collaboration and co-development. These partners include HP, Oracle, VMWare and FireEye. We create opportunity for partners and create differentiated value through joint solutions. The endorsement and support of our partners further enhances the awareness, reputation and adoption of our virtualization solutions.

We have also developed a multi-channel distribution model to expand our presence and reach various segments of the market. Besides, we are approaching and building up channels in IT ecosystem with our existing distribution partner Chailease Holding Co Ltd., which is Taiwan’s number one leasing company with approximately 42% market share in the business leasing market.

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

Personal Data Protection Act

Singapore enacted the Personal Data Protection Act (Act 26 of 2012) (the “PDPA”) to regulate how personal data is handled. The PDPA establishes an overarching data protection framework, setting out baseline rules on the collection, use, disclosure, and protection of personal data by private sector organizations. The PDPA applies to “personal data”, which means all types of personal data (whether true or not), from which an individual (whether living or deceased) can be identified. The PDPA complements the existing confidentiality obligations under common law, and other statutory requirements which may apply under sector specific rules on confidentiality of information. The PDPA data protection regime is one that is based on the key concepts of:

(i)	Consent — Organisations may collect, use or disclose personal data only with the individual’s knowledge and consent (with some exceptions);

(ii)	Purpose — Organisations may collect, use or disclose personal data in an appropriate manner for the circumstances, and only if they have informed the individual of purposes for the collection, use or disclosure; and

(iii)	Reasonableness — Organisations may collect, use or disclose personal data only for purposes that would be considered appropriate to a reasonable person in the given circumstances.

Examples of data which may be considered personal data under the PDPA include telephone numbers and email addresses.

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

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

*	Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

Entity	Place of Incorporation	Relationship
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	Cayman Islands	Wholly-owned subsidiary
Cambridge Entertainment Software Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (HK) Limited	Hong Kong	Wholly-owned subsidiary
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Capital Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Freestyle Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (Labuan) Limited	Labuan	Wholly-owned subsidiary
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	Wholly-owned subsidiary (Dormant)
Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
Held by Leisure Alliance Sdn. Bhd.
Hoshin GigaMedia Center Inc.	Taiwan	Wholly-owned subsidiary
GigaMedia Cloud Services Co. Ltd.	Taiwan	Wholly-owned subsidiary
GigaMedia Development Corporation	Taiwan	Wholly-owned subsidiary (Dormant)
Held by Hoshin GigaMedia Center Inc.
FingerRockz Co. Ltd.	Taiwan	Majority-owned subsidiary
Gaminfinity Publishing Co. Ltd.	Taiwan	Wholly-owned subsidiary
Play2gether Digital Technology Co. Ltd.	Taiwan	Wholly-owned subsidiary
PerfectPairs Gaming Co. Ltd.	Taiwan	Wholly-owned subsidiary
Held by Giga Development Corporation
Wen He Investment Ltd.	Taiwan	Wholly-owned subsidiary
Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	U.S.A.	Wholly-owned subsidiary
Held by GigaMedia(HK) Limited
Shanghai Pontoon Networking Technology Co., Ltd.	China	Wholly-owned subsidiary

D.	Property, Plant and Equipment

As of March 31, 2015, we leased 47,137 square feet as office premises as our corporate head office in Taipei, Taiwan and 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased 1,265 square feet of warehouse space in Hong Kong.

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

•

Our cloud product and service business aims at providing an integrated platform of services and tools for medium to large enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as bidding for government contracts in Taiwan. The business launched in early April 2013

In 2014, we had total operating revenues of approximately US$9.8 million, a decrease of approximately US$5.3 million year-over-year, mainly resulting from a decline of US$5.9 million in FunTown revenues. Our total costs and expenses decreased by approximately US$30.2 million year-over-year to US$23.3 million, primarily due to reduced impairment losses recognized during the year, which decreased by US$31.7 million. We incurred an operating loss of approximately US$13.5 million, a loss reduction of approximately US$25.0 million year-over-year. We recognized a net loss attributable to us of approximately US$5.2 million, a loss decrease of approximately US$29.6 million year-over-over, primarily resulting from the aforementioned decrease in impairment losses.

Asian Online Game and Service Business. We operate our Asian online game and service business in Taiwan, Hong Kong and Macau through FunTown. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting from January 1, 2006. Previously, we operated in the PRC through a variable interest entity, JIDI, until our board of directors approved a plan to liquidate and dissolve JIDI in June 2012. The process of liquidation and dissolution was completed by the end of 2013. In Southeast Asia, we operated through IAHGames. We increased our ownership percentage in IAHGames from 32.26% in 2006 to 80% in 2010 through the acquisition of certain preferred shares and the subscription for new preferred shares and consolidated IAHGames’ financial results into our consolidated financial statements starting from July 1, 2010. In July 2012, we entered an agreement to sell a 60% ownership in IAHGames, and, upon the closing of the agreement, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20% interest under the equity method. We completed our divestiture of IAHGames in May 2013.

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

In 2014, our Asian online game and service business generated revenue of approximately US$8.2 million, gross profit of approximately US$2.2 million, operating loss of approximately US$8.6 million, non-operating income of approximately US$8.1 million, and net loss attributable to us of approximately US$0.6 million.

Cloud Product and Service Business. We launched a cloud product and service business in April 2013. Our cloud product and service business made its first revenue contributions in the fourth quarter of 2013. In 2014, our cloud and service business generated revenue of US$1.6 million, a gross loss of US$0.2 million, and an operating loss of US$1.5 million.

Other Business.

The holding and disposal of our investment in a non-controlling equity interest in the gaming software and service business generated a net gain of US$2.5 million for the year ended December 31, 2012, which was directly related to the sale of our remaining ownership interest in such business in July 2012. This investment was accounted for under the equity method during 2012 until it was sold.

Certain Significant Events Affecting Our Results of Operations for 2012, 2013 and 2014

Divestiture of Gaming Software and Service Business

On December 15, 2009, we entered into an agreement with BetClic to sell 60% of substantially all of the assets and liabilities of our gaming software and service business for US$100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of US$79.1 million, net of transaction costs. The sale of the remaining 40% was subject to a put and call mechanism in place between us and BetClic, as defined in the agreement. We had the option to put all or part of our remaining 40% ownership interest to BetClic in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned was not fully exercised, BetClic would have the option to call the remaining interest held by us in each of 2015 and 2016.

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60% of substantially all of the assets and liabilities to BetClic on April 8, 2010, which was the date that we ceased to have a controlling financial interest. The remaining ownership interest we retained in the gaming software and service business, a 40% interest later diluted to 33.7%, was accounted for under the equity method starting from April 2010 to July 2012, when we entered into another agreement with BetClic to sell our remaining ownership interest in the gaming software and service business for a consideration of US$1.7 million. Of this consideration, US$985,000 was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of US$2.5 million, net of transaction costs. In 2012, we recognized equity investment losses relating to our remaining non-controlling interest of US$0.

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

As of December 31, 2010 and 2011, we owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represents a controlling financial interest of 80% of the total outstanding voting rights of IAHGames. The preferred shares (Class A) were convertible into ordinary shares of IAHGames at a conversion rate of 10 Class A shares for 1 ordinary share. The preferred shares (Class B) were convertible into ordinary shares of IAHGames at a conversion rate of 1 Class B share for 1 ordinary share.

In July 2012, we entered into agreements to sell 100% of the shares of Spring Asia, an investment holding company which owns 30% of the shares of Game First International Corporation (“GFI”), to IAHGames, as well as a 60% ownership in IAHGames (with a 20% ownership of IAHGames retained by us) to IAHGames’ management and Management Capital International Limited, a British Virgin Islands company owned by IAHGames’ management.

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

(in US$ thousands)	2012	2013
Revenue	$100	$0

Loss from discontinued operations before tax	$(2,521)	$(318)
Income tax expense	—	—

Loss from discontinued operations	$(2,521)	$(318)

Acquisition of Wen He Investment Ltd.

In June 2014, we acquired Wen He Investment Ltd. (“Wen He”), and in doing so acquired Wen He’s beneficial ownership in Gamania Digital Entertainment Co., Ltd. (“Gamania”). Gamania is a Taiwanese OTC-traded company, with its common shares traded on Taipei Exchange (“TPEx”). As a result of the acquisition of Wen He, we acquired beneficial ownership of 15 million common shares of Gamania, or approximately 9.5% of Gamania’s issued and outstanding common shares, at a cost of approximately US$17.9 million. At the time of making such acquisition, we intended to establish a strategic business partnership with Gamania. However, the business collaboration model with Gamania had eventually altered to be with no investment involvement. Therefore, in April 2015, we disposed of all our shareholdings in Gamania through block trades on the open market in Taiwan, at an average price slightly higher than the acquisition cost. As a result, we received approximately US$18 million in cash.

We have elected to account for this investment using the fair value option. Consequently, we measure the investment recognized in our consolidated balance sheets at fair value based on Gamania’s quoted share price. The changes in the fair value of this investment are recognized in non-operating income (loss) in our consolidated statements of operations.

Impairment Losses Related to Underperforming Projects in Our Asian Online Game and Service Business and Cloud Product and Service business

2012 Impairment Losses

Due to decreased forecasts within our Asian online game and service business, we recognized an impairment loss of US$13.2 million in our consolidated financial statements for the year ended December 31, 2012 as follows:

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

2013 Impairment Losses

Due to certain underperforming game projects and decreased forecasts within our Asian online game and service business, we recognized an impairment loss of US$33.1 million in our consolidated financial statements for the year ended December 31, 2013 as follows:

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

2014 Impairment Losses

We recognized an impairment loss of approximately US$1.4 million in our consolidated financial statements for the year ended December 31, 2014 as follows:

1) US$1.3 million impairment loss on prepaid licensing and royalty fees, which was related to certain licensed game for which the carrying amount were determined not to be fully recoverable due to the trend of gaming sector progressively shifts from PC based to mobile device based games, resulting in a significant impact to PC game. Prepaid licensing and royalty fees are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$115 thousand impairment loss on intangible assets for capitalized software costs and US$28 thousand impairment loss on property, plant and equipment to reflect the full write-down of the assets relating to certain projects that we have ceased to be utilized.

Impairment Losses on Marketable Securities and Investments

As a result of unsuccessful investments made by previous management in game studios and companies, we recognized impairment losses on marketable securities and investments of US$1.2 million in 2012. The major impairments are listed below:

1) In 2009 we made an investment in common shares of Gorilla Banana Entertainment Corp. (“GBE”) of US$700,000. As a result of accumulated loss, inability to meet its projections and forecasts, and cash shortage, we fully wrote down our investment in GBE in 2012 to zero.

2) In 2007, we made an investment in common shares of Soft Star Entertainment Inc. (“SoftStar”) of US$1.9 million through a private placement. As a result of deteriorating earnings and considering the resulting lack of liquidity, we wrote down this investment to its estimated fair value of US$1.6 million, resulting in an impairment charge of US$493,000 in 2012.

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

Other Revenues

Other revenues include cloud service revenues, which are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized for the period of time for which we provide services to the customers. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company recognizes any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue was US$2.4 million and US$1.9 million at December 31, 2013 and 2014, respectively. Pursuant to relevant new requirements in Taiwan, cash amounted to $1.5 million as of December 31, 2014, have been deposited in an escrow account in bank as performance bond for the players’ game points, and are presented as restricted cash in the consolidated balance sheet.

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

Based on the analysis, we estimated the fair values of certain prepaid licensing and royalty fee assets to be impaired, and recognized impairment charges of US$702 thousand, US$2.8 million and US$1.3 million on prepaid licensing and royalty fees in 2012, 2013 and 2014, respectively.

The impairment losses recognized in 2012, 2013 and 2014 were mainly due to lower than expected performances of products and services or resulted from the uncertain commercial viability of products and services, or from game development that did not successfully pass the testing phase and for which we fully wrote off the contractual value of related fees paid. In 2014, we recognized a US$1.3 million impairment loss on prepaid licensing fees for certain game of which the trend of gaming sector progressively shifts from PC based to mobile device based games, resulting in a significant impact to PC game, and which we believed the commercial launch will generate less cash flows than originally expected, thus we concluded that the prepaid licensing fees were impaired and recognized an impairment loss of US$1.3 million.

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

Impairment of Long-lived Assets and Intangible Assets with Definite Useful Life

We review our long-lived assets and intangible assets with definite useful life that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon certain assumptions about expected future operating performance. If the sum of the expected undiscounted future cash flows is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. Prior to evaluating goodwill for impairment, we evaluated our long-lived assets and intangible assets with definite useful life for impairment. We determined that we have two asset groups for impairment testing purposes, one of which is associated with our online game operations, and the other is associated with our cloud services. In 2014, we found that the profit margin generated by certain cloud product and service lines was very low, and such product and service lines were projected to generate losses in the coming years. Therefore in strategic consideration of our cloud business plan we decided to reposition our business and fade out such services. And we have decided to retire the long-lived assets and intangible assets related to such products and services. We therefore determined that the fair value of those related long-lived assets and intangible assets was zero and recognized an impairment loss of US$28 thousand on property, plant and equipment, and an impairment loss of US$115 thousand on intangible assets in 2014.

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

In 2012, the significant assumptions used to determine the estimated fair value of this reporting unit included five-year undiscounted cash inflow projections ranging from US$2.9 million to US$8.6 million (assuming an average revenue decline of 7% over the five-year period), with a terminal value (using a zero terminal growth rate) of US$20.3 million at the end of the fifth year, and a discount rate of 17.1%. In 2012, the carrying value of the Asian Online Game reporting unit exceeded its estimated fair value. Thus we performed the second step and determined that the implied fair value of the goodwill was US$16.9 million compared to its carrying value of US$29.4 million. Consequently, we recognized a goodwill impairment charge of US$12.5 million in 2012.

In 2013, our Asian Online Game reporting unit experienced a slowdown in the PC-based online game market. We also decided to reposition FunTown to focus on market growth in social casino games and browser/mobile games, as we have seen a significant shift in customer demand for these products and expected a corresponding effect to be reflected on the fair value of the Asian Online Game reporting unit. The decrease of total revenue in 2013 reflected an unfinished transition to social casino and mobile games and lower contributions from our currently PC-based online casual games as a result of the continuing shift in player preference for browser/mobile games. Our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the current fair value of this reporting unit may be less than its carrying value, and the related recovery of the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, our projection for recurring revenue and costs has reflected the uncertain preference in the consumers’ perspective. The assumptions used for our 2013 estimated fair value included six-year undiscounted cash flows projections ranging from (US$4.0) million to US$2.8 million and a discount rate of 13.0%. The decrease in the discount rate used for the goodwill impairment testing purpose from 2012 to 2013 resulted from changes of the Beta and small size risk premium. The carrying value of our Asian Online Game reporting exceeded its estimated fair value. Thus we performed the second step and determined that the implied fair value of the goodwill was US$0 compared to its carrying value of US$17.1 million. Consequently, we recognized a further goodwill impairment charge of US$17.1 million in 2013. As of December 31, 2013 and 2014, there is no goodwill recognized in our consolidated balance sheets.

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

As of December 31, 2012, 2013 and 2014, we recognized valuation allowances of US$18.3 million, US$4.8 million and US$7.1 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of December 31, 2012, 2013 and 2014. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2012 the valuation allowance on the deferred tax assets decreased by US$6.9 million to US$18.3 million primarily due to the deconsolidation of our controlling interests in IAHGames in which a full valuation allowance was provided. In 2013 the valuation allowance on the deferred tax assets decreased by US$13.5 million to US$4.8 million mainly due to the completion of liquidation processes for subsidiaries in Luxembourg and China, resulting in a reversal of US$16.7 million on deferred tax assets (consisting primarily of operating loss carryforward) and related valuation allowance partially offset by an addition of US$3.1 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2014 the valuation allowance on the deferred tax assets increased by US$2.3 million to US$7.1 million mainly an addition of US$2.2 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses.

The effect of the changes of the valuation allowance increased our income tax expense for the years ended December 31, 2012, and 2013 by US$0.2 million, US$3.1 million, respectively and decreased our income tax benefit by US$2.7 million, for the year ended December 31, 2014.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively. We implemented the provisions of ASU 2013-11 as of January 1, 2015, which had no impact on our consolidated operating results or consolidated total net equity.

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. We will implement the provisions of ASU 2014-09 as of January 1, 2017. We have yet to determine the impact of the new standard on our current policies for revenue recognition.

Taxation

Our major tax jurisdictions are located in Taiwan, the PRC and Singapore.

The corporate income tax rate in Taiwan is 17% effective from 2010. In addition to the corporate income tax rate, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10% retained earnings tax. This rule applies primarily to our FunTown online games portal, whose principal operating entities are incorporated under Taiwan law.

On January 1, 2006, the Taiwanese government enacted the Alternative Minimum Tax (“AMT”) Act. Taxes imposed under the AMT Act are supplemental tax payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the AMT Act. The AMT rate for business entities is 10%. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislation such as tax holidays and investment tax credits. For example, gains on disposal of marketable securities from our Taiwan-based entities were exempt from income tax based on Taiwan tax laws prior to the AMT Act. However, such gains will need to be included for the purpose of calculating the AMT.

The statutory enterprise income tax rate in the PRC is 25% unless the entities qualify under certain limited exceptions. Our Asian online games in the PRC applied this income tax rate before we ceased our operations in the PRC.

The corporate income tax rate in Singapore is 17%, which applied primarily to IAHGames acquired in July 2010 and up to August 2012 when we deconsolidated it.

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

Divestiture of Gaming Software and Service Business . When we sold a 60% ownership interest in our gaming software and service business on April 8, 2010, we ceased to consolidate its financial results and no longer have revenue from the gaming software and service business from April 2010 onwards. Our remaining ownership interest in the gaming software and service business was accounted for under the equity method until we sold such interest in July 2012.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2012		2013		2014
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Asian online game and service revenues	27,470	100.0	14,106	93.8	8,199	83.8
Other revenues	—	—	926	6.2	1,580	16.2

Total operating revenues	27,470	100.0	15,032	100.0	9,779	100.0

COSTS OF REVENUES
Cost of Asian online game and service revenues	11,388	41.5	6,425	42.7	6,010	61.4
Cost of other revenues	—	—	1,159	7.7	1,825	18.7

Total costs of revenues	11,388	41.4	7,584	50.4	7,835	80.1

Gross profit	16,082	58.6	7,448	49.6	1,944	19.9

OPERATING EXPENSES
Product development and engineering expenses	1,471	5.4	1,698	11.3	892	9.1
Selling and marketing expenses	8,377	30.5	4,815	32.0	6,708	68.6
General and administrative expenses	13,384	48.7	6,324	42.1	6,378	65.2
Bad debt expense	169	0.6	37	0.2	37	0.4
Impairment loss on property, plant and equipment	—	—	—	—	28	0.3
Impairment loss on goodwill	12,489	45.5	17,054	113.5	—	—
Impairment loss on intangible assets	15	—	13,251	88.2	115	1.2
Impairment loss on prepaid licensing and royalty fees	702	2.6	2,752	18.3	1,259	12.9
Other	49	0.2	4	—	—	—

Total operating expenses	36,656	133.5	45,935	305.6	15,417	157.7

Loss from operations	(20,574)	(74.9)	(38,487)	(256.0)	(13,473)	(137.8)

NON-OPERATING INCOME (EXPENSES), NET	7,649	27.8	3,805	25.3	8,410	86.0

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(12,925)	(47.1)	(34,682)	(230.7)	(5,063)	(51.8)
INCOME TAX BENEFIT (EXPENSE)	(671)	(2.4)	(61)	(0.4)	73	0.8

LOSS FROM CONTINUING OPERATIONS	(13,596)	(49.5)	(34,743)	(231.1)	(4,990)	(51.0)
LOSS FROM DISCONTINUED OPERATIONS -NET OF TAX	(2,521)	(9.2)	(318)	(2.1)	—	—

NET LOSS	(16,117)	(58.7)	(35,061)	(233.2)	(4,990)	(51.0)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	827	3.0	281	1.8	(165)	(1.7)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	(15,290)	(55.7)	(34,780)	(231.4)	(5,155)	(52.7)

The key items included in our consolidated statements of operations are:

OPERATING REVENUES. Our operating revenues consist of revenues from our current Asian online game and service business and our nascent cloud product and service business. Asian online game and service revenues are related to our online and mobile games business in Asia and are collected through the sale of online game points, pre-paid cards and game packs, and through licensing fee revenues. Cloud service revenues are related to cloud computing services provided by our Company. Revenues are collected in accordance with contracts and through monthly payment or in advance payments with discounts, and are recognized upon acceptance or over periods as services are provided. Revenues from the sales of equipment and other related products are recognized upon acceptance.

COSTS OF REVENUES. Costs of revenues consist primarily of online/mobile game and cloud service processing costs, game royalties, bandwidth costs, production costs for prepaid game cards and game packs, amortization of intangible assets, cost of products, customer service department costs, operational department costs, depreciation, maintenance and other overhead expenses directly attributable to the provision of our Asian online game and services and cloud products and services.

OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses, bad debt expenses and impairment losses.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income and expenses consist of interest income and expenses, gain or loss on sales of marketable securities, foreign exchange gain or loss, income or loss on equity method investments, gain or loss on deconsolidation of business units, impairment loss on marketable securities and investments, unrealized gain or loss for changes in the fair value of our investment in Gamania, and dividend income.

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

NON-CONTROLLING INTEREST. Noncontrolling interest represents the portion of net income allocated to the non-controlling voting shares of our majority-owned subsidiaries (IAHGames through August 15, 2012, Dragongate Enterprises Limited and FingerRockz). In May 2005, IAHGames issued redeemable preferred shares, which are redeemable at the option of the investors, and as such these preferred shares are classified as mezzanine equity on our balance sheet, through August 15, 2012.

For the Years Ended December 31, 2014 and 2013

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2014 declined by 34.9 percent to US$9.8 million from US$15.0 million in 2013. The decrease was primarily due to a decrease of US$5.9 million in revenues from Asian online game and service segment, partially offset by an increase of US$0.7 million in revenues from cloud service business. The decrease in revenues from Asian online game was attributed to a 39% decrease in revenue from MahJong and casino casual games to $4 million in 2014 from $7 million in 2013, primarily as a result from shrinking demand for legacy online games. The decrease was also attributed to a 73% decrease in revenue from MMOs to $2 million in 2014 from $7 million in 2013, primarily as a result from expiration of licensing term of a popular online game in late 2013.This decrease offset by an increase in revenue from RPG, which was operated by our new business –mobile game began in 2014 with revenue $2 million.

COSTS OF REVENUES. Costs of revenues in 2014 increased by US$0.3 million, or 3.3 percent, to US$7.8 million in 2014 from US$7.6 million in 2013. The increase in costs of revenues, in spite of decrease in revenue, mainly reflected higher channel costs for mobile games, increased outsourcing development costs for new game titles in FunTown, and increased revenues in cloud service business.

GROSS PROFIT. Gross profit decreased by 73.9 percent to US$1.9 million in 2014 from US$7.4 million in 2013. Gross profit margin was 19.9 percent in 2014 compared with 49.5 percent in 2013, mainly due to FunTown’s turning towards mobile device based games in 2014, which typically require higher channel costs and increased outsourcing development, without immediately deliver revenues to us. The decrease in consolidated gross profit mainly resulted from FunTown’s decreased revenues, aggravated by narrowed gross profit margin.

OPERATING EXPENSES. Total operating expenses decreased by 66.4 percent to US$15.4 million in 2014 from US$45.9 million in 2013. The decrease in total operating expenses was mainly due to a decrease in impairment losses of US$31.7 million, partially offset by an increase of US$1.9 million, or 39.3 percent, in selling and marketing operating expenses.

Consolidated product development and engineering expenses decreased by 47.5 percent in 2014 to US$0.9 million from US$1.7 million in 2013. This decrease was mainly due to reduced in-house development activities in our Asian online game and service business.

Consolidated selling and marketing expenses increased by 39.3 percent to US$6.7 million in 2014 from US$4.8 million in 2013, primarily due to developing of marketing presences for certain new arenas in FunTown.

Consolidated general and administrative expenses were f US$6.4 million in 2014 compared to US$6.3 million in 2013, and consists mainly of personnel expenses. These costs are generally fixed in nature and are not significantly impacted by revenue fluctuations.

OPERATING LOSS. Operating loss for 2014 was US$13.5 million as compared to US$38.5 million in 2013. The US$25.0 million decrease in operating loss was primarily a result of decreased impairment losses in 2014, partially offset by the decrease in gross profit and the increase in selling and marketing expenses.

NON-OPERATING INCOME, NET. Non-operating income, net was US$8.4 million in 2014 compared to income of US$3.8 million in 2013. The non-operating income, net in 2014 primarily included US$8.6 million gain on sales of marketable securities. The non-operating income, net in 2013 primarily included (1) US$0.5 million income on equity method investments, (2) US$1.2 million gain on sales of equity method investments, and (3) US$1.7 million gain on sales of marketable securities.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2014 was US$5.2 million compared to US$34.8 million in 2013. The decrease reflected the aforementioned factors affecting the decrease in the loss from operations and the increase in non-operating income, net in 2104.

Operating Segment Results

Asian Online Game and Service Business

SEGMENT REVENUES. Total segment revenues decreased by US$5.9 million, or 41.9 percent, to US$8.2 million in 2014 from approximately US$14.1 million in 2013. Such decrease reflected an approximately US$5.9 million decrease related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for legacy online games, and the expiration of licensing term of a popular online game in late 2013.

As of December 31, 2014, FunTown’s number of registered users was 12.5 million, representing a decrease of 30.6% compared with the fourth quarter of 2013. In the fourth quarter of 2014 the number of peak concurrent users was approximately 24,000, and the number of average monthly active paying accounts was about 40,000 in the fourth quarter of 2014.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service segment revenue decreased by 6.5 percent to US$6.0 million in 2014 from US$6.4 million in 2013. The decrease reflected a decreased of US$0.4 million related to FunTown, mainly from license, royalty and amortization costs, in line with the decreased revenues and expiration of certain game license, partially offset by increased costs for out-sourced development.

SEGMENT GROSS PROFIT. Segment gross profit decreased by 71.5 percent to US$2.2 million in 2014 from US$7.7 million in 2013. Gross profit margin declined to 26.7 percent in 2014, from 54.5 percent in 2013, mainly due to higher channel costs in 2014 for mobile games and increased out-sourcing development costs.

SEGMENT OPERATING EXPENSES. Total segment operating expenses decreased by US$30.5 million to US$10.8 million in 2014 from US$41.4 million in 2013. The decrease was primarily due to a decrease in impairment loss of US$31.8 million related to FunTown and US$0.7 million in product development and engineering expenses, partially offset by increases of US$1.6 million in selling and marketing expenses and US$0.4 million in general and administrative expenses in 2014.

Selling and marketing expenses. Selling and marketing expenses increased by US$1.6 million to US$6.1 million in 2014 from US$4.5 million in 2013. The increase reflected increased marketing activities in FunTown in developing market presences for certain new arenas in 2014.

General and administrative expenses. General and administrative expenses incurred in 2014 increased by US$0.4 million to US$2.7 million from US$2.3 million in 2013. The increase was mainly due to higher stock-based compensation expense in 2014 in FunTown for new granted options.

Impairment losses. The impairment loss in 2014 was for a US$1.3 million impairment loss on prepaid licensing and royalty fees. The impairment losses in 2013 were comprised of a US$17.1 million impairment loss on goodwill mainly related to the acquisition of FunTown, a US$12.0 million impairment loss on intangible assets for trade names and trademarks related to FunTown, a US$1.3 million impairment loss on intangible assets for capitalized software costs, and a US$2.8 million impairment loss on prepaid licensing and royalty fees.

SEGMENT OPERATING LOSS. Segment operating loss in 2014 was US$8.6 million compared to US$33.7 million in 2013. The decrease was due to the aforementioned factors.

Cloud Product and Service Business

We began developing a new cloud computing business in the second half of 2012. The business launched in April 2013.

SEGMENT REVENUES.

Total segment revenues increased by US$0.7 million, or 70.7 percent, to US$1.6 million in 2014 from US$0.9 million in 2013. Such increase is mainly due to expanded marketing efforts into private and public sectors as well.

SEGMENT COSTS OF REVENUES. Costs of our cloud product and service segment revenues increased by 57.5 percent to US$1.8 million in 2014 from US$1.1 million in 2013.

SEGMENT GROSS LOSS. Gross loss was US$0.2 million in 2014 as well as in 2013. Gross margin was approximately a negative 15.5 percent in 2014 compared with a negative 25.1 percent in 2013, mainly reflecting the strategy of market-share expansion. Our cloud product and service segment had yet to achieve its economies of scale, but we have narrowed the gap.

SEGMENT OPERATING EXPENSES. Total segment operating expenses increased by US$0.3 million to US$1.3 million in 2014 from US$1.0 million in 2013. The increase was primarily due to increased marketing efforts along with an impairment loss of US$0.1 million related to certain product lines within our cloud product and service business that we decided to shift focus from.

Selling and marketing expenses. Selling and marketing expenses increased by US$0.3 million to US$0.6 million in 2014 from US$0.3 million in 2013. The increase reflected increased marketing efforts in developing of presences for certain new arenas in 2014.

General and administrative expenses. General and administrative expenses incurred in 2014 decreased by US$0.1 million to US$0.4 million from US$0.5 million in 2013. The decrease was mainly due to rigorous control around expenses.

Impairment loss. Impairment loss incurred in 2014 amounting to US$0.1 million was mainly on intangible assets for capitalized software costs and equipment that were dedicated to certain product lines that we decided to shift focus from.

SEGMENT OPERATING LOSS. Operating loss in 2014 was US$1.5 million compared to US$1.2 million in 2013. The increase was due to the aforementioned factors.

For the Years Ended December 31, 2013 and 2012

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2013 decreased by 45.5% from US$27.5 million in 2012 to US$15.0 million in 2013. The decrease was primarily due to a decrease of US$9.2 million in revenue from FunTown. The period comparison was also impacted by revenue contributions from former subsidiary IAHGames. We deconsolidated the results of IAHGames from August 2012 onwards and do not expect to generate revenue from IAHGames going forward. Therefore, revenue from IAHGames declined to nil in 2013 from US$4.2 million in 2012.

COSTS OF REVENUES. Costs of revenues in 2013 decreased by 33.4% from US$11.4 million in 2012 to US$7.6 million in 2013. The decrease in costs of revenues mainly reflected the deconsolidation of IAHGames from August 2012.

GROSS PROFIT. Gross profit decreased by 53.7% from US$16.1 million in 2012 to US$7.4 million in 2013. The decrease in consolidated gross profit mainly resulted from decreased gross profit from FunTown. Gross profit margin decreased to 49.5 percent in 2013 from 58.5 percent in 2012, reflecting increased ratio of contribution from licensed games of which the margin rate was typically much lower than self-developed games.

OPERATING EXPENSES. Total operating expenses increased by 25.3% from US$36.7 million in 2012 to US$45.9 million in 2013. The increase in total operating expenses was mainly due to an increase in impairment losses of US$19.9 million, partially offset by a decrease of US$7.1 million, or 52.7%, in general and administrative operating expenses.

Consolidated product development and engineering expenses increased by 15.4% from US$1.5 million in 2012 to US$1.7 million in 2013. This increase was mainly due to development of certain online game projects in our Asian online game and service business.

Consolidated selling and marketing expenses decreased by 42.5% from US$8.4 million in 2012 to US$4.8 million in 2013, primarily due to cost cutting and cost controls in FunTown. The period comparison was also impacted by expenses from former subsidiary IAHGames, which we deconsolidated from August 2012.

Consolidated general and administrative expenses decreased by 52.7% from US$13.4 million in 2012 to US$6.3 million in 2013, primarily as a result of stringent control in expenditures. Results also reflected the deconsolidation of IAHGames from August 2012.

OPERATING LOSS. Operating loss for 2013 was US$38.5 million compared to US$20.6 million in 2012. The US$17.9 million increase in operating loss was primarily a result of increased impairment losses in 2013 and decreased gross profit from FunTown.

NON-OPERATING INCOME, NET. Non-operating income, net was US$3.8 million in 2013 compared with income of US$7.6 million in 2012. The non-operating income, net in 2013 primarily included (i) US$0.5 million income on equity method investments, (ii) US$1.2 million gain on sales of equity method investments, and (iii) US$1.7 million gain on sales of marketable securities. The non-operating income, net in 2012 primarily included (i) US$2.5 million gain on the sale of remaining non-controlling ownership interest in our gaming software and service business, (ii) US$5.7 million gain on the sales of marketable securities, and (iii) US$1.2 million impairment loss on marketable securities and investments.

LOSS FROM DISCONTINUED OPERATIONS. Loss from discontinued operations decreased by US$2.2 million, from US$2.5 million in 2012 to US$0.3 million in 2013, primarily due to completion of our discontinuance of operations of JIDI.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2013 was US$34.8 million compared with a loss of US$15.3 million in 2012. The increase is primarily the result of the increase in asset impairment losses recognized in 2013.

Operating Segment Results

Asian Online Game and Service Business

In July 2012, we entered into agreements to sell a 60% ownership interest in IAHGames. Upon the closing of the agreement in August 2012, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20% interest under the equity method until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2012, 2013 and 2014 — Acquisition and Divestitures of IAHGames”.

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements. Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2012, 2013 and 2014 — Divestitures of JIDI and Shanghai JIDI”.

In addition to these divestitures, financial results of our Asian online game and service business in 2013 were affected by several factors, including but not limited to strong competition from an increase of online games offered on social network platforms.

SEGMENT REVENUES. Total segment operating revenues decreased by US$13.3 million, or 48.6%, from US$27.5 million in 2012 to US$14.1 million in 2013. Such decrease reflected (i) a US$4.2 million decrease in contributions from IAHGames as a result of the deconsolidation of IAHGames from August 2012, and (ii) a US$9.2 million decrease related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for certain online games.

As of December 31, 2013, FunTown’s number of registered users was 18.0 million, representing a decrease of 17% compared with the fourth quarter of 2012. However, in the fourth quarter of 2013 there was a decrease of 42% in the number of peak concurrent users compared with the fourth quarter of 2012, to 17,000, and the number of average monthly active paying accounts was about 30,000 in the fourth quarter of 2013, representing a decrease of 39% compared with the fourth quarter of 2012. The average revenue per paying user (“ARPU”) in the fourth quarter of 2013 was US$28, representing a year-over-year decrease of 9%. The decreases in active paying accounts and in ARPU resulted in a year-over-year decrease in fourth-quarter revenue of 45%.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service segment revenue decreased by 43.6% from US$11.4 million in 2012 to US$6.4 million in 2013. The decrease reflected a decline of US$3.4 million in operating costs related to IAHGames, which was deconsolidated from August 2012, as well as a decreased of US$1.5 million related to FunTown, mainly from variable costs, in line with the decreased revenues.

SEGMENT GROSS PROFIT. Segment gross profit decreased by 52.2%, from US$16.1 million in 2012 to US$7.7 million in 2013. Gross profit margin was 58.5% in 2012 compared with 54.5% in 2013, reflecting increased ratio of contribution from licensed games, of which the margin rate was typically much lower than self-developed games.

SEGMENT OPERATING EXPENSES. Total segment operating expenses increased by US$13.0 million from US$28.4 million in 2012 to US$41.4 million in 2013. The increase was primarily due to an increase in impairment losses of US$17.1 million related to FunTown, partially offset by decreases of US$3.8 million in selling and marketing expenses and US$3.0 million in general and administrative expenses in 2013.

Selling and marketing expenses. Selling and marketing expenses decreased by US$3.8 million from US$8.3 million in 2012 to US$4.5 million in 2013. The decrease reflected cost cutting and cost controls in FunTown and the deconsolidation of IAHGames from August 2012.

General and administrative expenses. General and administrative expenses decreased by US$3.0 million from US$5.3 million in 2012 to US$2.3 million in 2013. The decrease reflected the deconsolidation of IAHGames from August 2012, and expenditure reduction in FunTown.

Impairment losses. Segment impairment losses in 2013 were comprised of a US$17.1 million impairment loss on goodwill mainly related to the acquisition of FunTown, a US$12.0 million impairment loss on intangible assets for trade names and trademarks related to FunTown, a US$1.3 million impairment loss on intangible assets for capitalized software costs, and a US$2.8 million impairment loss on prepaid licensing and royalty fees. Segment impairment losses in 2012 were comprised of a US$15,000 impairment loss on intangible assets for capitalized software costs, a US$702,000 impairment loss on prepaid licensing and royalty fees, and a US$12.5 million impairment loss on goodwill related to FunTown.

SEGMENT OPERATING LOSS. Segment operating loss in 2013 was US$33.7 million compared with US$12.3 million in 2012. The increase in segment operating loss was due to the aforementioned factors.

Cloud Product and Service Business

We began developing a new cloud computing business in the second half of 2012. The business launched in April 2013. Segment operating revenues and results of the cloud computing business did not have a material impact on GigaMedia’s consolidated operating revenues and results in 2013.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2014 were from cash proceeds from 1) the sales of certain marketable securities, 2) proceeds from short-term bank borrowings, and 3) proceeds from the exercise of stock options. Our cash and cash equivalents are held primarily in U.S. dollars, RMB and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;

•	the rate at which we expand our operations and employee base;

•	the timing of entry into new markets and new services offered;

•	changes in revenues and cost splits with our business partners;

•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and

•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2012	2013	2014
Net cash used in operating activities	$(7,323)	$(4,305)	$(10,838)
Net cash provided by (used in) investing activities	11,117	2,954	(16,626)
Net cash provided by (used in) financing activities	(4,348)	(3,144)	18,825
Exchange difference	(712)	565	478

Net decrease in cash and cash equivalents	(1,266)	(3,930)	(8,161)
Cash and cash equivalents at beginning of year	63,997	62,731	58,801

Cash and cash equivalents at end of year	$62,731	$58,801	$50,640

OPERATING ACTIVITIES. In 2014, our net cash used in operating activities was US$10.8 million; we collected cash of US$10.0 million from our customers, paid US$7.6 million for license fees, royalties and channel costs, and paid US$12.8 million to employees, suppliers and vendors. In 2013, our net cash used in operating activities was US$4.3 million; we collected cash of US$15.0 million from our customers, paid US$4.1 million for license fees, royalties and channel costs, and paid US$15.1 million to employees, suppliers and vendors. The increased net cash outflows reflected declined revenues in 2014 compared to 2013, and correspondingly our efforts in bidding for new game licenses and meanwhile streamlining our operations.

In 2012, our net cash used in operating activities was US$7.3 million; we collected cash of US$26.3 million from our customers, received US$1.2 million from a licensee, paid US$11.1 million for license fees, royalties and channel costs, and paid approximately US$22.9 million to employees, suppliers and vendors. Comparing to 2012, the decreased net cash outflows reflected the deconsolidation of IAHGames from August 2012, and expenditure reduction in FunTown.

INVESTING ACTIVITIES. Our net cash used in investing activities was US$16.6 million in 2014. This primarily reflected increased restricted cash of US$9.0 million for pledged for borrowings from financial institutions and for deposits as performance bond for the players’ game points, along with purchases of investments of US$19.6 million and marketable securities of US$6.5 million, partly offset by proceeds from disposal of part of our holdings in marketable securities, which totaled US$18,7 million, net of transaction costs. Our net cash provided by investing activities in 2013 was US$3.0 million. This reflected the proceeds from the disposal of investments and the disposal of part of our holdings in marketable securities, which totaled US$6.7 million, net of transaction costs, partially offset by the purchase of marketable securities of US$2.5 million and capital expenditures of US$1.5 million. Our net cash provided by investing activities in 2012 was US$11.1 million. This primarily reflected proceeds from the disposal of businesses and disposal of part of our holdings in marketable securities, which totaled US$10.3 million, net of transaction costs, as well as the release of US$3.7 million from restricted cash, partially offset by capital expenditures of US$2.1 million.

FINANCING ACTIVITIES. Our net cash provided by financing activities in 2014 was US$18.8 million, mainly from net proceeds from short-term borrowings of US$15.2 million and cash inflows from the exercise of stock options of US$3.6 million. Our net cash used in financing activities in 2013 was US$3.1 million, which was mainly due to net repayments of short-term borrowings of US$3.1 million. Our net cash used in financing activities in 2012 was US$4.3 million, which was mainly due to net repayments of short-term borrowings of approximately US$4.3 million.

We believe that our existing cash, cash equivalents, marketable securities and our ability to renew or increase our short term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2015. It is our opinion our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$2.1 million, US$1.5 million and US$0.5 million for 2012, 2013, and 2014, respectively. Capital expenditures during 2014 were primarily for capitalized software development and computer hardware equipment for our Asian online game and service business. Our capital expenditure plans for 2015, primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our Asian online game and service business and our cloud products and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2012, 2013 and 2014, the legal reserves of Hoshin GigaMedia were approximately US$3.0 million, US$3.0 million and US$3.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our Asian online game business and our new cloud computing business. For the years 2012, 2013 and 2014, we incurred US$1.5 million, US$1.7 million and US$0.9 million, respectively, in research and development activities.

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

In cloud computing, the convergence of cloud, social and mobile technologies is transforming how IT services are delivered to consumers and revolutionizing how companies connect internally and externally. Cloud solutions enable firms to either avoid deployment of a full-scale onsite IT infrastructure or replace an existing company’s internal IT infrastructure with an externally managed and hosted IT function. This is what is sometimes called ‘virtualization” of businesses. It is particularly helpful for SMEs as it brings many business benefits, including going to market faster and easier with lower capital expenditures.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2012, 2013, and 2014” for a discussion of the most recent trends in our operating costs and revenues since the end of 2014. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

	As of December 31, 2014
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	910	239	—	—	1,149
2. License fees*	1,129	—	—	—	1,129
3. Minimum guarantees against royalties	1,300	1,500	—	—	2,800

Total contractual cash obligations	1,141	2,392	—	—	3,533

*	According to our license contracts, the total license fee payable, assuming all milestones or conditions under such license contracts were met, is US$5.0 million. Considering game performance, industry environment and business situation, management determined that certain license fees will unlikely become payable and such amount have not been included in the above table.

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
CHIEN, Mo Na	71	Chairman of the Board and Executive Director	20121/2012
HUANG, John Ping Chang	63	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	20122/2011
LIU, Nick Chia-En	53	Independent Non-Executive Director	2011[3]
WONG, King Wai Alfred	46	Non-Executive Director	2013 /2014[4]
HONG, Chin Fock (Damian)	66	Independent Non-Executive Director	2013[5]
TUNG, Casey K.	64	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	20126/2011
HWANG, Collin	41	Chief Executive Officer and Director	2012[7]
CHEN, Dirk Chi-Ching	57	Chief Financial Officer and Director	20128/2011
HUANG, Billy Bing-Yuan	57	Independent Non-Executive Director	2013[9]
LEE, Cherng-Shiun (Simon)	41	Chief Executive Officer of GigaCloud	2013[10]

1	Mr. Mo Na CHIEN was appointed as an Independent Non-Executive Director on August 2, 2010 and as an Executive Director on December 1, 2012. He was also appointed as Chairman of the Compensation Committee on March 15, 2011. Mr. Chien resigned as Chairman of the Compensation Committee on November 26, 2012 and was appointed as Chairman of the Board on December 1, 2012.
2	Mr. John Ping Chang HUANG was appointed as an Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
3	Mr. Nick Chia-En LIU was appointed as an Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of the Audit Committee on March 15, 2011.
4	Mr. Alfred WONG was appointed as a Non-Executive Director of the Board on July 29, 2014.
5	Mr. Damian HONG was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.

6	Mr. Casey K. TUNG was appointed as an Independent Non-Executive Director of the Board on November 24, 2011, and Chairman of the Audit Committee on November 5, 2012. He was also appointed as a member of the Compensation Committee on March 18, 2013.
7	Mr. Collin HWANG was appointed as Chief Executive Officer of our Company on November 26, 2012. Mr. Hwang was appointed as a Director of the Board on November 9, 2012.
8	Mr. Dirk Chi-Ching CHEN was appointed as Chief Financial Officer of our company on February 1, 2012. He was appointed as a Director of the Board on November 24, 2011.
9	Mr. Billy Bing-Yuan HUANG was appointed as an Independent Non-Executive Director of the Board and a member of the Audit Committee on April 18, 2013.
10	Mr. Cherng-Shiun LEE was appointed as Chief Executive Officer of GigaCloud on November 1, 2013.

Biographical information with respect to each of our directors and executive officers is set forth below.

Directors

MO NA CHIEN is the Executive Chairman of the board of directors of our Company. He is currently the supervisor of the board of the Taiwan Stock Exchange-listed microelectronics firm Maxtek Technology Co., Ltd, and director of Lian Hua Foods Corporation. Mr. Chien completed the senior executive program of MIT Sloan School of Management and holds a Bachelor of Arts degree from National Taiwan University.

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

KING WAI ALFRED WONG is a non-executive director of our Company. He currently serves as the managing director of CL Capital Management Co. Limited, a Shanghai-based private equity firm. He is also non-executive director of Philippine Grains International Corporation, owner and operator of the largest grain terminal in the Philippines. Previously, he was an advisor to Chailease Holding Co Ltd. From 2009 to 2010 Mr. Wong was the director of development for one of the largest agricultural product providers in the Philippines, La Filipina Uy Gongco Corporation, where, among other transactions, he advised the company and a consortium of strategic investors and private equity firms on a bid for the largest food company in the Philippines. Prior to that, he served as an advisor to MatlinPatterson Global Advisers, a global private equity firm focused on distressed investments with $8.9 billion of assets under management, and was a partner at Pareto Partners, a joint venture with Hong Kong-listed Golden Resources Group (677.HK) to develop Vietnamese infrastructure. Mr. Wong was interim chief financial officer at Petrocom Energy Limited in Hong Kong in 2005; prior to that he held multiple senior management positions at AIF Capital Limited, Hong Kong, an Asia-based private equity firm with over $1.3 billion in assets under management where he handled transactions involving a wide range of industries. He began his career at Emerging Markets Partnership, Hong Kong, the predecessor to EMP Global, principal advisor to the AIG Asian Infrastructure Funds, two funds totaling $2.7 billion, where he helped grow and list in Hong Kong one of the largest toll road companies in China. Mr. Wong earned a master’s degree from the Leonard N. Stern School of Business at New York University and a bachelor’s degree in management/economics from Ateneo De Manila University in the Philippines.

CHIN FOCK (DAMIAN) HONG is an independent non-executive director of our Company. He has more than 37 years of experience in taxation and tax law. Damian began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years. Damian currently serves as an independent director of Chailease Holding Co Ltd. and Riverstone Holdings Ltd. He also serves as a director of the charities Shared Services for Charities Limited and Binjaitree, as well as a non-executive director of Prima Limited. Mr. Hong lectured on a part-time basis at the Singapore Management University. He earned a bachelor’s degree in social science at the University of Singapore and attended an international tax program at Harvard Law School.

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

COLLIN HWANG is the CEO and a director of our Company. He currently serves as chairman of Datadot Technology Asia & Taiwan, a joint venture in Shanghai and Taipei with Australian-listed Datadot Technology Limited, a world-leading provider of identification technologies. He is also chairman of Taipei-based Cita Investment and Technology Development Co. Ltd., which invests in real estate, equities and business ventures across Asia. Mr. Hwang holds a Master of Transport Management degree from the University of Sydney and a Bachelor of Construction Management degree from the University of New South Wales, Australia.

DIRK CHI-CHING CHEN is the CFO and a director of our Company. He has extensive financial leadership experience in international business and an excellent record of delivering corporate growth and strong financial performance. During a 30-year career with Chailease Finance Co., Ltd., a leading financial firm based in Taiwan with business operation in the Greater China, South East Asia, and North America, Dirk served the company in different key roles, including senior advisor, president and chief financial officer, and successfully led several important initiatives. He spearheaded growth in China, tripling the firm’s revenues in that market from 2005 to 2008. Following the 2008 financial crisis, he directed a turnaround team at the firm’s New York operations in 2009, developing solutions that contributed to significant improvements in financial performance. Dirk currently serves as a non-executive director for Chailease Holdings Co., Ltd. starting from May 2014.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$1.1 million. For information on total amounts set aside by our Company to provide pension and retirement benefits, see note 19 to our consolidated financial statements.

As of December 31, 2014, the total outstanding number of share options granted to our directors and officers was 840,000, of which 180,200 shares were vested and 659,800 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2015, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
May 20, 2011	60,000	1.25	May 20, 2021
January 5, 2012	20,000	0.8101	January 5, 2022
November 26, 2012	500,000	0.955	November 26, 2022
October 28, 2013	20,000	1.01	October 28, 2023
November 1, 2013	200,000	1.04	November 1, 2023
March 28, 2014	40,000	1.43	March 28, 2024

Total	840,000

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

As of March 31, 2015, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C.	Board Practices

Our board of directors is currently comprised of nine directors, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Memorandum of Association and hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. No director is entitled to any severance benefits on termination of his or her service. We have established two committees of the board of directors, including the audit committee and the compensation committee.

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

In the years ended December 31, 2012, 2013 and 2014, our total employees were 287, 257 and 251, respectively.

As of March 31, 2015, we had a total of 245 employees, excluding part-time and temporary personnel and consultants. Of the total 245 employees as of March 31, 2015, 18 were located at our corporate headquarters, 17 were employed for our cloud services business, and 210 were employed for our online games business. All 245 employees were in Asia.

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2015:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HWANG, Collin	1,458,138	500,000
CHIEN, Mo Na	—	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
CHEN, Dirk Chi-Ching	—	—
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
WONG, King Wai Alfred	—	*
HONG, Chin Fock	—	*
LEE, Cherng-Shiun	—	*

Directors and Officers as a group	1,458,138	840,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2015 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	19.54%

(1)	Through Best Method Limited, a British Virgin Islands company, Andre Koo has a beneficial ownership of 10,799,999 common shares of our Company.

As of March 31, 2015, we had 55,261,661 Shares outstanding, of which 44,461,662 Shares representing 80.46% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2015, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 43,619,849 shares.

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

Loan Receivables

During 2011, our Company entered into loan agreements in an aggregate of $5.2 million with Everest Gaming, bearing interest at 3% per annum. As of December 31, 2011, the net book value of this loan receivable was nil after being reduced in connection with absorbing additional losses of Everest Gaming (as discussed in more detail in note 15 to our consolidated financial statements) and considering the financial status of Everest Gaming, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward. Upon the closing of the sale of our remaining ownership in the gaming software and service business in August 2012, the rights and interest in and to the loan agreements were also assigned to BEG. See note 5 to our consolidated financial statements for additional information.

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

Our Shares have been listed and traded on the NASDAQ Stock Market since February 18, 2000.

The following table shows, for the periods indicated, the high and low closing prices for our Shares as quoted on the NASDAQ Stock Market.

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2010	$3.32	$1.40
2011	$1.60	$0.80
2012	$1.49	$0.81
2013	$1.20	$0.93
2014	$1.72	$0.77

	Common Shares
	High	Low
Year Ending December 31, 2013	(in US$)
First quarter	$1.20	$0.97
Second quarter	$1.06	$0.93
Third quarter	$1.16	$0.93
Fourth quarter	$1.10	$0.94

	Common Shares
	High	Low
Year Ending December 31, 2014	(in US$)
First quarter	$1.72	$0.98
Second quarter	$1.41	$1.00
Third quarter	$1.15	$0.82
Fourth quarter	$1.05	$0.77

	Common Shares
	High	Low
	(in US$)
Quarter Ending March 31, 2015	$0.93	$0.76

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2014	$1.05	$0.77
November 2014	$1.05	$0.96
December 2014	$1.00	$0.91
January 2015	$0.93	$0.76
February 2015	$0.83	$0.77
March 2015	$0.85	$0.76
April 2015 (through April 15, 2015)	$0.91	$0.76

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our current memorandum and articles of association, filed with this annual report, were first adopted on our date of incorporation and have been amended since that date.

As of March 31, 2015, an aggregate of 55,261,661 shares have been issued and are outstanding.

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

Sale of XL Games

Share Purchase Agreement between GigaMedia Capital Limited (“GigaMedia Capital”) and Neowiz Corporation (“Neowiz”) dated August 8, 2012

On August 8, 2012, GigaMedia Capital entered into a Share Purchase Agreement with Neowiz, whereby GigaMedia Capital sold to Neowiz 400,000 preferred shares of XL Games representing 7.2727% of the total number of issued and outstanding shares of XL Games, at a purchase price of US$6,889,900. GigaMedia Capital and Neowiz also executed two license agreements, one for GigaMedia Capital to license to Neowiz certain game software for a fee of US$1.5 million, and the other for Neowiz to grant GigaMedia a non-exclusive license in Taiwan, Hong Kong, Macau and Southeast Asia on certain game software free of any license fee for three years.

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

Share Purchase Agreement between Hoshin GigaMedia Center Inc. and Angel Fund (Asia) Investments Limited dated October 30, 2013

On October 30, 2013, Hoshin GigaMedia Center Inc. (“HGC”) and Angel Fund (Asia) Investments Limited (“Angel Fund”) entered into a Share Purchase Agreement whereby HGC sold all of its shareholdings (a total of 4,978,562 shares, 13.5%) in SoftStar Entertainment Inc. (“SoftStar”) to Angel Fund for US$2.5 million. Angel Fund also agreed to grant HGC a right of first refusal to subscribe up to 15% of newly issued SoftStar shares or convertible bond in the event of a capital increase by SoftStar.

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

The normal tax rate for corporate profits in Singapore is 17% for the year of assessment 2012 and 2013 (i.e., for the income earned in the financial year or other basis period ended 2011 and 2012 respectively). Resident individuals are subject to tax at progressive rates of up to 20%.

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

Services such as brokerage, handling and clearing services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase, sale or holding of our Shares will be subject to GST at the rate of 7%. Similar services rendered to an investor belonging outside Singapore should generally be subject to GST at zero-rate.

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

You are urged to consult your tax advisor concerning the particular U.S. federal, state, local and non-United States income and other tax considerations regarding the ownership and disposition of the Shares, including the application of the passive foreign investment company rules discussed below. Investors should carefully review the discussion below under “—Passive Foreign Investment Company.”

Passive Foreign Investment Company

Due to the price of our Shares during 2014 and the composition of our assets (in particular, the retention of a large amount of cash and our significant portfolio of investment securities), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2014, and we will likely be a PFIC for our current taxable year ending December 31, 2015 unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Each U.S. person who holds an interest in a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. person holds Shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the Shares, any gain realized on the disposition of the Shares, and any “reportable election.” You are urged to consult your tax advisor regarding the application of the PFIC rules, including the possibility of making a mark-to-market election.

Taxation of Dividends

Except as discussed above with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on the NASDAQ Global Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations.

The amount of any distribution paid in a currency other than the U.S. dollar will equal the U.S. dollar value of the foreign currency you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the distribution, regardless of whether the foreign currency is actually converted into U.S. dollars. If you do not convert the foreign currency you receive as a dividend on the date of receipt, you will have a basis in such foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize when you subsequently sell or otherwise dispose of such foreign currency generally will be ordinary income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Dividends on the shares will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will constitute passive category income. A U.S. person may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares. A U.S. person who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. Accordingly, you are urged to consult your tax advisor regarding the availability of a foreign tax credit under your particular circumstances.

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

As of December 31, 2014, we had bank deposits of approximately US$6.6 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$189 thousand and unrealized foreign exchange loss of approximately US$367 thousand in the year ended December 31, 2014.

As of December 31, 2014, we had available-for-sale marketable securities and investments of US$11.1 million which were denominated in foreign currencies other than measurement currencies of the entity holding such assets. Future fluctuation of the exchange rates could impact the periodic impairment assessment on other-than-temporary loss of these assets.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 2.0% in our total equity as of December 31, 2014.

Interest Rate Risk

Our exposure to interest rates relates primarily to our short-term loans from various banks. As of December 31, 2014, we had approximately US$18.6 million of short-term loans, with a weighted average interest rate of approximately 1.72%. Based on our sensitivity analysis with respect to our short-term loans, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control — Integrated Framework. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2014 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Casey K. TUNG, an independent director and member of our audit committee, is the audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005, May 10, 2006 and February 13, 2009 in order to conform certain provisions in it with our newly adopted anti-fraud policy. The code of ethics was also amended on April 30, 2010 to incorporate non-competition and non-solicitation provisions and on March 18, 2014 to change certain titles within our Company and update email addresses. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8 th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., or by e-mail to: Brad.Miller@Gigamedia.com.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by KPMG for the fiscal year ended December 31, 2014.

For the Years Ended December 31	2013	2014
	(in US$)	(in US$)
Audit Fees	374,000	204,600
Audit-Related Fees	0	0
Tax Fees	25,000	15,400
All Other Fees	0	0

A.	Audit Fees

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

C.	Audit Committee Pre-Approval Policies and Procedures

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

On May 20, 2011, our board of directors approved an US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the treasury shares under this program were cancelled by the end of 2011. We did not have any share repurchases in 2013 and 2014.

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

Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:

Page
(a) Reports of Independent Registered Public Accounting Firms	F-1 F-2
(b) Consolidated Balance Sheets as of December 31, 2013 and 2014	F-3 F-4
(c) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014	F-5
(d) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2013 and 2014	F-6
(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014	F-7
(f) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014	F-8 F-9
(g) Notes to the consolidated financial statements	F-10 F-85

ITEM 19.	EXHIBITS

EXHIBIT	INDEX

1.1	Amended Memorandum and Articles of Association of our Company, incorporated by reference to Exhibit 1.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

4.1	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Management Capital International Limited, and Roland Ong Toon Wah dated July 2, 2012, incorporated by reference to Exhibit 10.1 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.2	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited and Roland Ong Toon Wah dated July 2, 2012, incorporated by reference to Exhibit 10.2 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.3	Share Purchase Agreement between GigaMedia Capital Limited and Neowiz Corporation dated August 8, 2012, incorporated by reference to Exhibit 10.3 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.4	Novation Agreement among Megabiz Limited, Blueark Global Co., Ltd, and Nickelodeon Asia Holdings Pte. Ltd. dated September 24, 2013, incorporated by reference to Exhibit 4.4 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

4.5	Share Purchase Agreement between Hoshin GigaMedia Center Inc. and Angel Fund (Asia) Investments Limited dated October 30, 2013, incorporated by reference to Exhibit 4.5 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

8.1*	List of Subsidiaries — See Item 4, “Information on the Company — C. Organization Structure”

11.1	Code of Ethics, as last amended by the board of directors on April 30, 2010, incorporated by reference to Exhibit 11.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG, Independent Registered Public Accounting Firm

15.2*	Consent of GHP Horwath, P.C., Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ Collin Hwang
Collin Hwang Chief Executive Officer

Date: April 28, 2015

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in equity and cash flows of GigaMedia Limited and subsidiaries (the “Company”) for the year ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of GigaMedia Limited and subsidiaries for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP Horwath, P.C.

Denver, Colorado

April 30, 2013

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2014

(in thousands of US dollars)

	December 31
	2013	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 10)	$58,801	$50,640
Marketable securities - current (Note 11)	21,460	29,340
Accounts receivable - net (Note 12)	2,027	1,298
Prepaid expenses	750	564
Restricted cash (Notes 10 and 16)	—	8,991
Other current assets (Notes 13 and 25)	293	325

Total Current Assets	83,331	91,158

Marketable debt securities - noncurrent (Note 14)	6,048	4,744

Equity investments (Note 15)	5,822	5,781

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,211	1,141
Information and communication equipment	4,082	3,903
Office furniture and fixtures	184	176
Leasehold improvements	122	123
Other	—	72

	5,599	5,415
Less: Accumulated depreciation and amortization	(3,922)	(3,752)

	1,677	1,663

INTANGIBLE ASSETS - NET (Note 7)	1,461	222

OTHER ASSETS
Refundable deposits	306	302
Prepaid licensing and royalty fees (Note 8)	4,666	4,383
Other (Note 19)	10	51

Total Other Assets	4,982	4,736

TOTAL ASSETS	$103,321	$108,304

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2013 AND 2014

(in thousands of US dollars, except share data)

	December 31
	2013	2014
LIABILITIES & EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 16)	$4,361	$18,641
Accounts payable	1,178	771
Accrued compensation	380	796
Accrued expenses (Note 17)	2,617	3,465
Deferred revenue	2,441	1,946
Other current liabilities (Note 18)	3,862	1,718

Total Current Liabilities	14,839	27,337

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	170	—
Other (Notes 20 and 25)	11	1,938

Total Other Liabilities	181	1,938

Total Liabilities	15,020	29,275

EQUITY (Note 22)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 50,723 thousand shares in 2013 and 55,262 thousand shares in 2014	305,072	308,682
Accumulated deficit	(213,021)	(218,176)
Accumulated other comprehensive loss	(3,603)	(11,487)

Total GigaMedia shareholders’ equity	88,448	79,019

Noncontrolling interest	(147)	10

Total Equity	88,301	79,029

COMMITMENTS AND CONTINGENCIES (Note 27)	—	—

TOTAL LIABILITIES AND EQUITY	$103,321	$108,304

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars, except for earnings per share amounts)

	2012	2013	2014

OPERATING REVENUES
Asian online game and service revenues	$27,470	$14,106	$8,199
Other revenues	—	926	1,580

	27,470	15,032	9,779

COSTS OF REVENUES
Cost of Asian online game and service revenues	(11,388)	(6,425)	(6,010)
Cost of other revenues	—	(1,159)	(1,825)

	(11,388)	(7,584)	(7,835)

GROSS PROFIT	16,082	7,448	1,944

OPERATING EXPENSES
Product development and engineering expenses	(1,471)	(1,698)	(892)
Selling and marketing expenses	(8,377)	(4,815)	(6,708)
General and administrative expenses	(13,384)	(6,324)	(6,378)
Bad debt expense (Note 12)	(169)	(37)	(37)
Impairment loss on property, plant and equipment (Note 9)	—	—	(28)
Impairment loss on goodwill (Notes 6 and 9)	(12,489)	(17,054)	—
Impairment loss on intangible assets (Note 9)	(15)	(13,251)	(115)
Impairment loss on prepaid licensing and royalty fees (Notes 8 and 9)	(702)	(2,752)	(1,259)
Other	(49)	(4)	—

	(36,656)	(45,935)	(15,417)

LOSS FROM OPERATIONS	(20,574)	(38,487)	(13,473)

NON-OPERATING INCOME (EXPENSES)
Interest income	283	238	682
Gain on sales of marketable debt securities (Notes 11 and 14)	5,665	1,739	8,621
Interest expense	(247)	(49)	(243)
Foreign exchange gain (loss), net	434	45	(556)
Equity in net earnings (losses) on equity investments- net (Note 15)	234	526	(531)
Impairment loss on marketable debt securities and investments (Note 9)	(1,193)	—	—
Gain on sale of equity method investments (Note 5)	2,480	1,220	—
Other	(7)	86	437

	7,649	3,805	8,410

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(12,925)	(34,682)	(5,063)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	(671)	(61)	73

LOSS FROM CONTINUING OPERATIONS	(13,596)	(34,743)	(4,990)
LOSS FROM DISCONTINUED OPERATIONS - NET OF TAX (Note 5)	(2,521)	(318)	—

NET LOSS	(16,117)	(35,061)	(4,990)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	827	281	(165)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	($15,290)	($34,780)	($5,155)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA
Loss from continuing operations - net of tax	($12,769)	($34,462)	($5,155)
Loss from discontinued operations - net of tax	(2,521)	(318)	—

	($15,290)	($34,780)	($5,155)

LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Loss from continuing operations	($0.25)	($0.68)	($0.10)
Loss from discontinued operations	(0.05)	(0.01)	—

Net loss	($0.30)	($0.69)	($0.10)

Diluted:
Loss from continuing operations	($0.25)	($0.68)	($0.10)
Loss from discontinued operations	(0.05)	(0.01)	—

Net loss	($0.30)	($0.69)	($0.10)

WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	50,720	50,720	53,927

Diluted	50,720	50,720	53,927

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars)

	2012	2013	2014

NET LOSS	($16,117)	($35,061)	($4,990)

OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain (loss) on marketable debt securities	(24,004)	4,698	(7,715)
Defined benefit pension plan adjustment	(323)	15	—
Foreign currency translation adjustments	1,814	57	(171)
Deconsolidation of subsidiaries	2,799	—	—

	($19,714)	4,770	(7,886)

COMPREHENSIVE LOSS	(35,831)	(30,291)	(12,876)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	(2,189)	287	(163)

COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	($38,020)	($30,004)	($13,039)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 22)	income (loss)	interest	Total

Balance as of January 1, 2012	50,720	$304,672	($162,951)	14,351	($2,996)	$153,076
Stock-based compensation	—	179	—	—	—	179
Reversal of cumulative dividend to subsidiary preferred shares (Note 21)	—	—	—	—	469	469
Net loss	—	—	(15,290)	—	(827)	(16,117)
Other comprehensive income (loss)	—	—	—	(22,730)	3,016	(19,714)

Balance as of December 31, 2012	50,720	304,851	(178,241)	(8,379)	(338)	117,893
Issuance of common shares from exercise of stock options and RSUs	3	2	—	—	—	2
Stock-based compensation	—	219	—	—	—	219
Acquisition of FingerRockz	—	—	—	—	478	478
Net loss	—	—	(34,780)	—	(281)	(35,061)
Other comprehensive income (loss)	—	—	—	4,776	(6)	4,770

Balance as of December 31, 2013	50,723	305,072	(213,021)	(3,603)	(147)	88,301
Issuance of common shares from exercise of stock options and RSUs	4,539	3,593	—	—	—	3,593
Stock-based compensation	—	17	—	—	—	17
Liquidation of Dragongate Enterprises Ltd.					(6)	(6)
Net income (loss)	—	—	(5,155)	—	165	(4,990)
Other comprehensive loss	—	—	—	(7,884)	(2)	(7,886)

Balance as of December 31, 2014	55,262	$308,682	($218,176)	($11,487)	10	$79,029

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars)

	2012	2013	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,117)	($35,061)	($4,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,224	408	306
Amortization	2,204	1,907	1,211
Stock-based compensation	179	219	21
Gain on sales of equity method investments	(2,480)	(1,220)	—
Impairment loss on property, plant and equipment	—	—	28
Impairment losses on goodwill	12,489	17,054	—
Impairment losses on intangible assets	15	13,251	115
Impairment losses on prepaid licensing and royalty fees	702	2,752	1,259
Provision for bad debt expenses	169	37	37
Losses (gains) on disposals of property, plant and equipment	208	4	(2)
Gains on sales of marketable securities	(5,665)	(1,739)	(8,621)
Equity in net (earnings) losses on equity investments - net	(234)	(526)	531
Impairment losses on marketable securities and investments	1,193	—	—
Other	377	(141)	(306)
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	1,537	767	692
Prepaid expenses	755	52	186
Other current assets	(174)	708	(260)
Accounts payable	(515)	854	(407)
Accrued expenses	(59)	(2,223)	848
Accrued compensation	(831)	(853)	416
Other current liabilities	(467)	(1,017)	(711)
Accrued pension liabilities / Prepaid pension assets	110	(111)	(215)
Prepaid licensing and royalty fees	(2,397)	1,026	(976)
Other	454	(453)	—

Net cash used in operating activities	(7,323)	(4,305)	(10,838)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	3,694	—	(8,991)
Cash dividends received from investees	—	—	247
Proceeds from disposals of marketable debt securities	8,610	3,419	18,692
Divestiture of business, net of cash transferred	(1,308)	—	—
Purchases of property, plant and equipment	(429)	(225)	(420)
Proceeds from disposals of property, plant and equipment	76	35	2
Proceeds from disposals of businesses, net of transaction costs	1,735	3,258	—
Purchases of marketable debt securities	—	(2,460)	(6,490)
Purchase of equity investments	—	—	(19,552)
Purchases of intangible assets	(1,679)	(1,227)	(110)
Acquisitions, net of cash acquired	—	73	—
Decrease (increase) in refundable deposits	428	86	3
Other	(10)	(5)	(7)

Net cash provided by (used in) investing activities	11,117	2,954	(16,626)

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars)

	2012	2013	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) short-term borrowings	(4,348)	(3,146)	15,232
Cash received from the exercise of stock options	—	2	3,593

Net cash provided by (used in) financing activities	(4,348)	(3,144)	18,825

Net foreign currency exchange differences on cash and cash equivalents	(712)	565	478

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,266)	(3,930)	(8,161)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	63,997	62,731	58,801

CASH AND CASH EQUIVALENTS AT END OF YEAR	$62,731	$58,801	$50,640

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$248	$53	$237

Income tax paid (refunded) during the year	$121	($285)	($84)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2012, 2013 AND 2014

NOTE 1.	Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of online and mobile games and cloud computing services, with headquarters in Taipei, Taiwan.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online and mobile game players across Asia, including Greater China and Southeast Asia.

We began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for medium-to-larger enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as in bidding for government contracts in Taiwan. We launched the business in April 2013.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, inventory, investments and share-based compensation; and accrued pension liabilities, income tax uncertainties and other contingencies.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Cloud Product and Service Revenues

Cloud service revenues are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized upon acceptance for project services provided, or for the period of time for which we provide services to the customer. Customers of subscriptions have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired. Pursuant to relevant new requirements in Taiwan, cash totaling $1.5 million as of December 31, 2014, has been deposited in an escrow account in a bank as a performance bond for the players’ game points, and is included within restricted cash in the consolidated balance sheets.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Marketable Securities

Our Company’s investments in marketable securities are classified either as available-for-sale or trading. For the marketable securities classified as available-for-sale, the investments are stated at fair value with any unrealized gains or losses reported in accumulated other comprehensive income (loss) within equity until realized. For the marketable security classified as trading, we recognize the changes of the fair value of the investment in our consolidated statements of operations.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recognized, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations. (See Note 9, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Investments

Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.

For equity investments accounted for as available-for-sale or trading, cash dividends are recognized as investment income. Stock dividends are recognized as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

For equity investments accounted under equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital are recognized as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the weighted-average method. Cash dividends are accounted for as a reduction to the carrying value of the investment.

Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling financial interest are accounted for under the equity method. We recognize our share of the earnings or losses of the investee. Under the equity method, the difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our consolidated financial statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013, and which expire no later than September 2016. As of December 31, 2013 and 2014, the carrying amount of the land and buildings under lease was $1.2 million and $1.1 million, respectively. The rental income under the operating lease amounted to $74 thousand, $74 thousand and $73 thousand for 2012, 2013 and 2014, respectively. The minimum rental income to be received under this operating lease is $124 thousand through September 2016.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(See Note 9, “Fair Value Measurements”, for additional information.)

Software Cost

Costs to develop our Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, ranging from half a year to three years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Advertising expenses incurred in 2012, 2013 and 2014 totaled $3.2 million, $676 thousand and $888 thousand, respectively. As of December 31, 2013 and 2014, prepaid advertising amounted to $1 thousand and $12 thousand, respectively.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2012, 2013 and 2014, basic and diluted loss per share are the same.

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. Our Company will implement the provisions of ASU 2014-09 as of January 1, 2017. We have yet to determine the impact of the new standard on our current policies for revenue recognition.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2012	2013	2014
Weighted average number of outstanding shares
Basic	50,720	50,720	53,927
Effect of dilutive securities
Employee share-based compensation	—	—	—

Diluted	50,720	50,720	53,927

Options to purchase 1,444 thousand, 1,149 thousand and 683 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2012, 2013 and 2014, respectively, as the effect would be anti-dilutive.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

For the year ended December 31, 2012, and the period from January to May 2013, total revenues and net loss of Shanghai JIDI (which are included within discontinued operations) were as follows:

(in US$ thousands)	2012	2013
Total revenues	$100	$—

Net loss	$(888)	$—

NOTE 4. ACQUISITIONS

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 5. DIVESTITURES

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

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs, plus	$3,000
The fair value of the 20% retained noncontrolling investment in IAH at the date of deconsolidation	—

3,000

The carrying amount (credit balance) of IAHGames at the date of deconsolidation	(14,536)
Net receivables due to GigaMedia from IAHGames waived upon the closing of the sale	17,542

Other comprehensive income component of equity related to IAHGames at the date of the deconsolidation	(217)

2,789

Deferred gain on deconsolidation of IAHGames	$211

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

On April 17, 2013, we entered into a settlement agreement with IAHGames, IAHGames’ management, and MCIL. Pursuant to the settlement agreement, either IAHGames or IAHGames’ management was to pay us $2,258 thousand, which included interest, to fulfill IAHGames’ obligation under the aforementioned sale of ownership in Spring Asia. In addition, MCIL was to purchase all of our remaining shares in IAHGames for a consideration of $1,000 thousand. The payments were received in May 2013. Upon the receipt of these payments, the above deferred gain and disposal gain for the remaining shares which totaled approximately $1.2 million, was recognized as non-operating income.

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2013, and we recognized a loss of $588 thousand in connection with the disposal of property, plant and equipment, which was included within discontinued operations in 2012. The process of liquidation and dissolution was completed by the end of 2013. Summarized financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2012	2013
Revenue	$100	$—

Loss from discontinued operations before tax	$(2,521)	$(318)
Income tax expense	—	—

Loss from discontinued operations	$(2,521)	$(318)

Non-controlling Interest in Gaming software and service business

We held a non-controlling equity interest in a gaming software and service business through July 2012, when we entered into another agreement with BEG to sell our non-controlling ownership interest, along with a shareholder loan, for consideration of $1.7 million. Of this consideration, $985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of approximately $2.5 million, net of transaction costs, which was recorded as non-operating income.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 6. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2012	2013
Balance at beginning of year	$28,437	$16,934
Acquisition - FingerRockz (Note 4)	—	496
Impairment charge - FunTown and FingerRockz (Note 9)	(12,489)	(17,054)
Translation adjustment	986	(376)

Balance at end of year	$16,934	$—

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 7. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2014
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Capitalized software development cost	$2,503	$2,300	$203
Customer relationships	5,757	5,757	—
Other	71	52	19

	$8,331	$8,109	$222

	December 31, 2013
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Completed technology	$2,536	$2,536	$—
Capitalized software development cost	3,130	2,471	659
Customer relationships	6,112	5,433	679
Other	141	18	123

	$11,919	$10,458	$1,461

Intangible assets with finite lives are amortized over their estimated useful lives ranging from 0.5 to 9 years, with the overall weighted-average life of 5.5 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

For the years ended December 31, 2012, 2013 and 2014, total amortization expense of intangible assets were $2.2 million, $1.9 million and $1.2 million, respectively, which includes amortization of capitalized software development costs of $1.1 million, $1.2 million and $494 thousand. As of December 31, 2014, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2015	$132
2016	66
2017	24

$222

NOTE 8. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$7,103	$8,644	$4,666
Addition	5,848	14	1,498
Amortization and usage	(3,671)	(706)	(264)
Exchange difference	218	(216)	(258)
Deconsolidation - IAHGames	(152)	—	—
Impairment charges (Note 9)	(702)	(3,070)	(1,259)

Balance at end of year	$8,644	$4,666	$4,383

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2013 and 2014.

(in US$ thousands)	2013		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$58,801	$58,801	$50,640	$50,640
Marketable securities - current	21,460	21,460	29,340	29,340
Accounts receivable	2,027	2,027	1,298	1,298
Restricted cash	—	—	8,991	8,991
Marketable debt securities - noncurrent	6,048	6,048	4,744	4,744
Refundable deposits	306	306	302	302

Financial liabilities
Short-term borrowings	4,361	4,361	18,641	18,641
Accounts payable	1,178	1,178	771	771
Accrued compensation	380	380	796	796
Accrued expenses	2,617	2,617	3,465	3,465

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2014 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued compensation and expenses, and short-term borrowings: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Marketable securities: Open-end fund, debt and equity securities are measured using quoted market prices at the reporting date multiplied by the quantity held. Redeemable preferred shares are measured using valuation techniques.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2014
Debt securities – Preferred shares with redemption rights	• Price/Sales per share ratio for selective comparable companies • Discount for lack of marketability	• 2.0 times ~ 14.0 times • 25%

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2013
Debt securities – Preferred shares with redemption rights	• Price/Sales per share ratio for selective comparable companies • Discount for lack of marketability	• 2.5 times ~ 5.9 times • 25%

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2014
	Level 1	Level 2	Level 3
Assets
Cash equivalents - time deposits	$—	$12,112	$—	$12,112
Restricted cash - time deposits	—	8,991	—	8,991
Marketable securities - current
Open-end fund	318	—	—	318
Equity securities	29,022	—	—	29,022
Marketable securities - noncurrent
Debt securities	—	—	4,744	4,744

	$29,340	$21,103	$4,744	$55,187

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2013
	Level 1	Level 2	Level 3
Assets
Cash equivalents - time deposits	$—	$14,638	$—	$14,638
Marketable securities - current
Open-end fund	336	—	—	336
Equity securities	21,124	—	—	21,124
Marketable securities - noncurrent
Debt securities	—	2,109	3,939	6,048

	$21,460	$16,747	$3,939	$42,146

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2013 and 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Level 1 and 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair values of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

In 2012, 2013 and 2014, we recognized unrealized gains (losses) of ($24.0) million, $4.7 million and $101 thousand, respectively, on marketable securities valued using market observable inputs, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2013 and 2014, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt and Equity Securities
	2013	2014
Balance at beginning of year	$4,292	$3,939
Total gains or (losses) (realized/unrealized)
included in earnings	985	—
included in other comprehensive income	1,212	805
Sale	(2,550)	—

Balance at end of year	$3,939	$4,744

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Realized and unrealized gains (or losses) included in the consolidated financial statements for 2012, 2013 and 2014 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated financial statements as follows:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and investments
Total gains (losses) included in earnings
for 2012	$3,370	$(493)
for 2013	985	—
for 2014	—	—

Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2012	$—	$(493)
for 2013	—	—
for 2014	—	—

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In 2012, 2013 and 2014, we recognized other-than-temporary impairments of $493 thousand, $0 and $0, respectively, related to marketable debt and equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

The unrealized gain recognized in our consolidated statement of operations due to the difference between fair value of the equity investment at December 31, 2014 and its acquisition cost in June 2014 was $75 thousand.

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

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2013 and 2014 are summarized as below:

(in US$ thousands)	Fair Value measurement Using				Total Impairment Losses
	Level 1	Level 2	Level 3	Year Ended December 31, 2014
Assets
(a) Property, plant and equipment - Information and communication equipment	$—	$—	$—	$—	$28
(c) Intangible assets - Capitalized software cost	—	—	—	—	115
(d) Prepaid licensing and royalty fees	—	—	3,033	3,033	1,259

Total	$—	$—	$3,033	$3,033	$1,402

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2013	Total Impairment Losses
(b) Goodwill - Resulting from acquisition of FunTown and FingerRockz	$—	$—	$—	$—	$17,054
(c) Intangible assets - Trade name and Capitalized software cost	—	—	—	—	13,251
(d) Prepaid licensing and royalty fees	—	—	—	—	2,752

Total	$—	$—	$—	$—	$33,057

(a)	Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2014, we recognized an impairment loss of $28 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment losses on property, plant and equipment” in the consolidated statements of operations. The impairment charge for the equipment was related to servers used for certain product and service lines within our cloud product and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model - related assumptions.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(b)	Impairment losses on goodwill which was determined to be impaired:

The fair value of the Asian online game reporting unit was determined based on the present value of estimated future net cash flows discounted at the weighted average cost of capital. In 2013, due to a continued slowdown in demand for our causal online games and the loss of a key licensed game, we experienced significant decline in revenues and negative operating margin in Taiwan from our previous future cash flow expectations from this reporting unit. Further, in the Fall of 2013 we went through an internal restructuring of our operations and made a business decision to transition from PC-based games to browser/mobile games and social casino games. Also our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the revised fair value of this reporting unit may be less than its carrying value, and the related recovery the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, we developed our expected future net cash flows based on historical data and internal developed estimates as part of our updated long-term strategic plan and included a terminal value of $0. Other significant estimates and assumptions used in developing the future net cash flows included an assumed average revenue decline of 28% and a weighted average cost of capital to discount these expected future cash flows of 13%. As a result, the carrying value of this reporting unit exceeded its fair value, and the implied fair value of the goodwill was determined to be $0. Consequently, a goodwill impairment charge of $17.0 million was recognized in 2013.

(c)	Impairment losses on certain intangible assets which were determined to be impaired:

In 2013, the trade name arising from the acquisition of FunTown and certain capitalized software development costs were fully written down, resulting in impairment charges of $13.3 million, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge for the trade name of FunTown is a result of our repositioning of it as described above, while the impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In 2014, certain capitalized and prepaid software development costs for our cloud product and service business were fully written down, resulting in impairment charges of $115 thousand, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge is for certain product lines within our cloud product and service business that we decided to shift focus from, and as a result, we recorded a full impairment of the carrying value of the assets related to these items.

(d)	Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2013 and 2014, certain prepaid licensing and royalty fees were written down to $0 and $3.0 million, respectively, resulting in impairment charges of $2.8 million and $1.3 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2013	2014
Cash and savings accounts	$44,163	$38,529
Time deposits	14,638	21,102

Total cash and cash equivalents	58,801	59,631
Less: Cash restricted as collateral and performance bond	—	(8,991)

Cash and cash equivalents reported on the consolidated statements of cash flows	$58,801	$50,640

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2014, cash amounting to $1.5 million has been deposited in an escrow account in a bank as a performance bond for our players’ game points, and certain time deposits amounting to $7.5 million have also been pledged as collateral for borrowings from financial institutions. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2013	2014
Taiwan	$55,661	$49,829
China	—	6,055
Hong Kong	2,956	2,178
Singapore	—	1,418
Malaysia	133	—
Others	51	151

	$58,801	$59,631

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 11. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2013	2014
Equity securities	$21,124	$29,022
Open-end fund	336	318

	$21,460	$29,340

As of December 31, 2013 and 2014, the balances of unrealized gains for marketable securities - current were $17.9 million and $9.4 million, respectively. For 2014, unrealized gains of $75 thousand on certain marketable securities held at year-end were included in Non-operating income - Other. During 2012, 2013 and 2014, realized gains from the disposal of marketable securities - current amounted to $2.3 million, $754 thousand, and $8.8 million, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 12. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2013	2014
Accounts receivable	$2,082	$1,354
Less: Allowance for doubtful accounts	(55)	(56)

	$2,027	$1,298

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2012, 2013 and 2014:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$2,594	$130	$55
Additions: Provision for bad debt expense	169	37	37
Less: Write-offs	(269)	(109)	(33)
Deconsolidation - IAHGames	(2,370)	—	—
Translation adjustment	6	(3)	(3)

Balance at end of year	$130	$55	$56

NOTE 13. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2013	2014
Loans receivable - current	$3,394	$27
Less: Allowance for loans receivable - current	(3,394)	(27)
Deferred income tax assets - current, net (Note 25)	—	—
Other	293	325

	$293	$325

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2012, 2013 and 2014:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$5,057	$3,437	$3,394
Less: Writes-offs	(1,620)	—	(3,359)
Less: Reversal for collection of bad debt	—	(54)	—
Translation adjustment	—	11	(8)

Balance at end of year	$3,437	$3,394	$27

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 14. MARKETABLE DEBT SECURITIES – NONCURRENT

Marketable debt securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2013	2014
Available-for-sale securities
Debt securities	$6,048	$4,744

Our Company’s marketable securities - noncurrent are invested in convertible preferred shares and corporate bonds and are classified as available-for-sale securities.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2013 and 2014, the balances of unrealized gains for marketable securities - noncurrent were $1.2 million and $2.0 million, respectively. During 2012, 2013 and 2014, realized gains (losses) from the disposal of marketable securities — non-current amounted to $3.4 million, $985 thousand and ($171) thousand, respectively. Gains (losses) on disposal were based on the security’s average cost.

NOTE 15. EQUITY INVESTMENTS

Equity investments consist of the following:

	December 31
(in US$ thousands)	2013	2014
Investments accounted for under the equity method	$5,822	$5,781

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from July 2012 to May 2013, a 20 percent equity interest investment in Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia (See Note 5 “Divestitures”, for additional information); (b) an 18 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films; and (c) a 22.86 percent equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

NOTE 16. SHORT-TERM BORROWINGS

As of December 31, 2013 and 2014, short-term borrowings totaled $4.4 million and $18.6 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.50 percent to 1.60 percent for 2013 and from 1.35 percent to 1.95 percent for 2014. The maturity dates fell in late January 2014 as of December 31, 2013, and fell in January and July 2015 as of December 31, 2014. As of December 31, 2013 and 2014, the weighted-average interest rate on total short-term borrowings was 1.52 percent and 1.72 percent, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2013 and 2014, the total amount of unused lines of credit available for borrowing under these agreements was approximately $9.9 million and $1.1 million, respectively.

We pledged certain time deposits as collateral for borrowings from financial institutions. The pledged time deposits amounted to $0 and $7.5 million as of December 31, 2013 and 2014, respectively, and are included in restricted cash in the consolidated balance sheets.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 17. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2013	2014
Accrued outsourced development	$—	$838
Accrued professional fees	740	603
Accrued royalties	128	308
Accrued advertising expenses	421	613
Accrued incentive to distributors	137	71
Accrued director compensation and liability insurance	424	155
Other	767	877

	$2,617	$3,465

NOTE 18. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2013	2014
Income taxes payable	$1,560	$1,542
Deferred tax liabilities (Note 25)	1,987	—
Other	315	176

	$3,862	$1,718

NOTE 19. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2013 and 2014, the accumulated benefit obligation amounted to $360 thousand and $196 thousand, respectively, and the funded status of accrued pension liability (prepaid pension assets) amounted to $170 thousand and ($45) thousand, respectively. The fair value of plan assets amounted to $300 thousand and $303 thousand as of December 31, 2013 and 2014, respectively. The accumulated other comprehensive income amounted to $0 and $0 as of December 31, 2013 and 2014, respectively. The net periodic benefit cost (income) for 2012, 2013 and 2014 amounted to $30 thousand, ($77) thousand and ($199) thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2013 and 2014:

	December 31
(in US$ thousands)	2013	2014
Benefit Obligation	$470	$258
Fair value of plan assets	300	303

	$170	$(45)

Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$170	$(45)
Accumulated other comprehensive income	—	—

Net amount recognized	$170	$(45)

Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain	$—	$—

For the years ended December 31, 2013 and 2014, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2013	2014
Service cost	$14	$15
Interest cost	10	9
Expected return on plan assets	(5)	(6)
Amortization of prior service cost	(50)	—
Amortization of net loss	1	—
Curtailment gain	(47)	(217)

	$(77)	$(199)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Weighted average assumptions used to determine benefit obligations for 2013 and 2014 were as follows:

	December 31
	2013	2014
Discount rate	2.00%	2.00%
Rate of compensation increase	1.50%	1.50%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2013	2014
Discount rate	1.75%	2.00%
Rate of return on plan assets	1.75%	2.00%
Rate of compensation increase	1.50%	1.50%

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

We expect to make a contribution of $14 thousand to the Fund in 2015. We expect to make benefit payments of $1 thousand from 2015 to 2019 and $1 thousand from 2020 to 2024.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $284), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $193). After the termination of employment, the benefits still belong to the employees in any circumstances.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2012, 2013, and 2014 were $585 thousand, $357 thousand, and $364 thousand, respectively.

NOTE 20. OTHER LIABILITIES - OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2013	2014
Deferred tax liabilities (Note 25)	$—	$1,928
Other	11	10

	$11	$1,938

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Since the Class A preferred shares were never currently redeemable and it was not probable that they would become redeemable as a result of our acquisition of IAHGames, the subsequent adjustment for accretion was not required. However, the cumulative dividends and the reversal of dividends upon the conversion described above for these Class A preferred shares of ($469) thousand for the period from January 1, 2012 to July 31, 2012 are included as a component of “net income (loss) attributable to the noncontrolling interest” in the consolidated statement of operations.

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

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2013 and 2014, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 23. COMPREHENSIVE INCOME

The accumulated balances for each classification of other comprehensive income are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive income (loss)
Balance at January 1, 2012	$(24,367)	$38,410	$308	$14,351
Net current period change	1,814	(18,339)	(323)	(16,848)
Reclassification adjustments for gains reclassified into income	—	(5,665)	—	(5,665)
Deconsolidation of subsidiaries	(217)	—	—	(217)

Balance at December 31, 2012	(22,770)	14,406	(15)	(8,379)
Net current period change	(801)	6,437	15	5,651
Reclassification adjustments for gains reclassified into income	864	(1,739)	—	(875)

Balance at December 31, 2013	(22,707)	19,104	—	(3,603)
Net current period change	(176)	906	—	730
Reclassification adjustments for gains reclassified into income	7	(8,621)	—	(8,614)

Balance at December 31, 2014	$(22,876)	$11,389	$—	$(11,487)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2012, 2013 and 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 24. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2012	2013	2014
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	20	—	—
General and administrative expenses	159	219	21

Pre-tax stock-based compensation expense	179	219	21
Income tax (benefit) expense	(41)	27	(17)

Total stock-based compensation expense reported in continuing operations	$138	$246	$4

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2013 and 2014. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2013 and 2014, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2013 and 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2014, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2014, no shares have been issued to employees under the 2009 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2014, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2014.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—
2004 Plan	7,875,185	(1)	immediately upon granting to four years	$0.79~$2.55	—
2006 Plan	1,223,333	(2)	immediately upon granting to four years	$0.8101~$16.60	$2.91~$16.01
2007 Plan	3,355,217	(3)	immediately upon granting to four years	$1.20~$18.17	$2.47~$15.35
2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—
2009 Plan	2,500,000	(4)	immediately upon granting to four years	$0.955~$2.47	—
2010 Plan	2,200,000	(5)	three years	$0.8101~$1.14	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 7 million common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1 million common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 2 million common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1.5 million common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1 million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2012, 2013 and 2014, 0, 3,000 and 4,538,685 options were exercised, and cash received from the exercise of stock options was $0, $2 thousand and $3.6 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. The following table summarizes the assumptions used in the model for options granted during 2013 and 2014:

	2013	2014
Option term (years)	5.8	5.9
Volatility	59.46%~61.84%	58.75%~59.27%
Weighted-average volatility	61%	59%
Risk-free interest rate	0.930%~1.610%	1.968%~2.065%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.60	$0.68

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Option transactions during the last three years are summarized as follows:

	2012		2013		2014
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.13	9,493	$1.97	9,210	$1.95	9,223
Options granted	0.96	2,070	1.09	620	1.23	328
Options exercised	—	—	0.79	(3)	0.79	(4,539)
Options Forfeited / canceled / expired	1.74	(2,353)	1.28	(604)	1.13	(1,882)

Balance at December 31	$1.97	9,210	$1.95	9,223	$4.06	3,130	5.21	$1,998

Exercisable at December 31	$2.15	7,584	$2.13	7,770	$4.67	2,595	4.53	$1,339

Vested and expected to vest at December 31	$1.97	9,210	$1.95	9,223	$4.06	3,130	5.21	$1,998

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2014 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2014. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2012, 2013, and 2014 were $0, $1 thousand, and $1,855 thousand, respectively.

As of December 31, 2014, there was approximately $121 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 1.29 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following table sets forth information about stock options outstanding at December 31, 2014:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	520	7.88 years	Under $1	264
$1~$10	1,994	5.31 years	$1~$10	1,715
$10~$20	616	2.65 years	$10~$20	616

	3,130			2,595

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2012, 2013 and 2014.

As of December 31 2013 and 2014, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2012, 2013 and 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 25. INCOME TAXES

Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	2012	2013	2014
Taiwan operations	$(14,871)	$(33,077)	$(13,158)
Non-Taiwan operations	1,946	(1,605)	8,095

	$(12,925)	$(34,682)	$(5,063)

The components of income tax expense (benefit) from continuing operations by taxing jurisdiction are as follows:

( in US$ thousands )	2012	2013	2014
Taiwan:
Current	$410	$(131)	$(74)
Deferred	46	379	—

	$456	$248	$(74)

Non-Taiwan:
Current	$215	$(187)	$1
Deferred	—	—	—

	$215	$(187)	$1

Total current income tax expense (benefit)	$625	$(318)	$(73)

Total deferred income tax expense (benefit)	$46	$379	$—

Total income tax expense (benefit)	$671	$61	$(73)

Our ultimate parent company is based in Singapore.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

A reconciliation of our effective tax rate related to continuing operations to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2012	2013	2014
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	(0.17%)	(3.71%)	42.23%
Non-deductible items - impairment charges on goodwill	(16.43%)	(11.73%)	0.00%
Non-deductible - bad debts	0.00%	0.00%	(5.16%)
Changes in unrecognized tax benefits	0.00%	(4.12%)	(3.15%)
Tax-exempted income in foreign jurisdictions	0.00%	3.12%	0.00%
Adjustment for prior year payable	0.00%	0.54%	1.81%
Change in valuation allowance	(4.00%)	(8.83%)	(52.97%)
Tax effect of earnings for equity method investees and certain subsidiaries	(4.38%)	0.00%	0.00%
Other	(4.06%)	0.70%	(5.16%)

Effective rate	(5.19%)	(0.18%)	1.45%

The expense (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2012, 2013 and 2014, respectively.

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2013	2014
Net operating loss carryforwards	$3,610	$5,895
Share-based compensation	267	242
Intangible assets and goodwill	738	509
Property, plant and equipment	86	6
Prepaid licensing and royalty fees	1	369
Other	108	126

	4,810	7,147
Less: valuation allowance	(4,754)	(7,147)

Deferred tax assets - net	$56	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2013 and 2014, $0 and $0, respectively, of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2013	2014
Investment in affiliated companies, principally due to undistributed income	$1,987	$1,928

Capitalized software development costs	56	—

Deferred tax liabilities	$2,043	$1,928

As of December 31, 2013 and 2014, $0 and $1.9 million, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$25,256	$18,333	$4,754
Subsequent utilization of valuation allowance	(4)	(7)	—
Additions to valuation allowance	214	3,063	2,682
Divestitures	(7,026)	(16,616)	—
Exchange differences	(107)	(19)	(289)

Balance at end of year	$18,333	$4,754	$7,147

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The Statutory losses would be deducted from undistributed earnings tax and were not subject to expiration from Taiwan operations. As of December 31, 2014, we have net operating loss carryforward of our Taiwan operations for undistributed earnings tax purpose of $21.1 million which are available to reduce future undistributed earnings, if any, over an indefinite period.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2014, we had net operating loss carryforwards available to offset future income, amounting to $28.0 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	10,551	indefinite
Taiwan	17,417	2020~2024

	27,968

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2012, 2013 and 2014 are as follows:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$4,714	$4,202	$8,798
Current year increase (decrease)	—	4,173	—
Increase (decrease) related to prior year tax positions	573	375	—
Deconsolidation of IAHGames	(1,072)	—	—
Exchange differences	(13)	48	(511)

Balance at end of year	$4,202	$8,798	$8,287

As of December 31, 2012, 2013 and 2014, there were $4.2 million, $8.8 million and $8.3 million of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2012, 2013 and 2014, $2.8 million, $6.7 million and $6.4 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2012, 2013 and 2014.

Our major tax paying components are all located in Taiwan. As of December 31, 2014, the income tax filings in Taiwan have been examined for the years through 2012, but we have filed appeals for the 2008, 2009, 2011 and 2012 tax filings.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In 2012, 2013 and 2014, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown in 2006. The income tax authority has made decisions on the amortization for our tax filings through 2012. We have filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, pending further response from the tax authority.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months; however management does not expect that the total amount of unrecognized tax benefit will change significantly within the next 12 months of December 31, 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 26. RELATED-PARTY TRANSACTIONS

During 2014, we have outsourced certain development of software to Double2 Network Technology Co., Ltd., an equity-method investee. The operating costs amounted to $113 thousand for the year ended December 31, 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 27. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2017. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2014:

(in US$ thousands)	Amount
2015	910
2016	235
2017	4

$1,149

Rental expense for operating leases amounted to $1.8 million, $1.0 million and $1.0 million for the years ended December 31, 2012, 2013 and 2014, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2014.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2015	$1,129	$1,300	$2,429
After 2015	5,000	1,500	6,500

	$6,129	$2,800	$8,929

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. Currently there are no outstanding claims or litigations against us.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 28. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We currently have two operating segments: an Asian online game and service business segment, and a cloud service business segment (began in 2013). The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derives its revenues from providing cloud products and services to medium-to-larger enterprises as well as public sectors.

Financial information for each operating segment was as follows for the years ended December 31, 2012, 2013, and 2014:

(in US$ thousands)	Asian online game and service

2012:
Net revenue from external customers	$27,470

Loss from operations	$(12,271)

Share-based compensation	$199

Impairment loss on intangible assets	$15

Impairment loss on prepaid licensing and royalty fees	$702

Impairment loss on goodwill	$12,489

Contract termination costs	$49

Interest income	$9

Interest expense	$44

Gain on sales of marketable securities	$5,665

Foreign exchange gain	$55

Gain on equity method investments - net	$234

Impairment loss on marketable securities and investments	$1,193

Depreciation	$1,059

Amortization, including intangible assets	$2,181

Income tax expense	$710

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	Asian online game and service	Cloud service business	Total

2013:
Net revenue from external customers	$14,106	$926	$15,032

Loss from operations	$(33,677)	$(1,218)	$(34,895)

Share-based compensation	$(225)	$69	$(156)

Impairment loss on intangible assets	$13,251	$—	$13,251

Impairment loss on prepaid licensing and royalty fees	$2,752	$—	$2,752

Impairment loss on goodwill	$17,054	$—	$17,054

Interest income	$9	$—	$9

Interest expense	$8	$—	$8

Gain on sales of marketable securities	$1,739	$—	$1,739

Foreign exchange gain	$236	$—	$236

Gain on equity method investments - net	$526	$—	$526

Depreciation	$336	$8	$344

Amortization, including intangible assets	$1,862	$42	$1,904

Income tax expense	$150	$78	$228

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	Asian online game and service	Cloud service business	Total

2014:
Net revenue from external customers	$8,199	$1,580	$9,779

Loss from operations	$(8,639)	$(1,510)	$(10,149)

Share-based compensation	$93	$7	$100

Impairment loss on property, plant and equipment	$—	$28	$28

Impairment loss on intangible assets	$—	$115	$115

Impairment loss on prepaid licensing and royalty fees	$1,259	$—	$1,259

Interest income	$31	$—	$31

Interest expense	$243	$—	$243

Gain on sales of marketable securities - net	$8,792	$—	$8,792

Foreign exchange gain (loss)	$(306)	$—	$(306)

Gain (loss) on equity method investments - net	$(531)	$—	$(531)

Depreciation	$239	$28	$267

Amortization, including intangible assets	$1,124	$71	$1,195

Income tax expense (benefits)	$(92)	$—	$(92)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2012	2013	2014
Income (loss) from operations:
Total segments	$(12,271)	$(34,895)	$(10,149)
Other**	7	—	—
Adjustment*	(8,310)	(3,592)	(3,324)

Total GigaMedia consolidated	$(20,574)	$(38,487)	$(13,473)

Share-based compensation
Total segments	$199	$(156)	$100
Adjustment*	(20)	375	(79)

Total GigaMedia consolidated	$179	$219	$21

Impairment loss on property, plant and equipment:
Total segments	$—	$—	$28
Adjustment*	—	—	—

Total GigaMedia consolidated	$—	$—	$28

Impairment loss on intangible assets:
Total segments	$15	$13,251	$115
Adjustment*	—	—	—

Total GigaMedia consolidated	$15	$13,251	$115

Impairment loss on prepaid licensing and royalty fees:
Total segments	$702	$2,752	$1,259
Adjustment*	—	—	—

Total GigaMedia consolidated	$702	$2,752	$1,259

Interest income:
Total segments	$9	$9	$31
Adjustment*	274	229	651

Total GigaMedia consolidated	$283	$238	$682

Interest expense:
Total segments	$44	$8	$243
Adjustment*	203	41	—

Total GigaMedia consolidated	$247	$49	$243

Gain (loss) on sales of marketable securities - net:
Total segments	$5,665	$1,739	$8,792
Adjustments*	—	—	(171)

Total GigaMedia consolidated	$5,665	$1,739	$8,621

Foreign exchange gain (loss):
Total segments	$55	$236	$(306)
Adjustments*	379	(191)	(250)

Total GigaMedia consolidated	$434	$45	$(556)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	2012	2013	2014
Gain (loss) on equity method investments - net:
Total segments	$234	$526	$(531)
Other**	—	—	—
Adjustment*	—	—	—

Total GigaMedia consolidated	$234	$526	$(531)

Impairment loss on marketable securities and investments:
Total segments	$1,193	$—	$—
Adjustment*	—	—	—

Total GigaMedia consolidated	$1,193	$—	$—

Depreciation:
Total segments	$1,059	$344	$267
Adjustments*	165	64	39

Total GigaMedia consolidated	$1,224	$408	$306

Amortization:
Total segments	$2,181	$1,904	$1,195
Adjustments*	23	3	16

Total GigaMedia consolidated	$2,204	$1,907	$1,211

Income tax expense (benefit):
Total segments	$710	$228	$(92)
Other**	37	—	—
Adjustments*	(76)	(167)	19

Total GigaMedia consolidated	$671	$61	$(73)

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2012, 2013 and 2014, the compensation related was approximately $4.2 million, $2.1 million and $1.7 million, respectively; accrued professional fees was approximately $911 thousand, $125 thousand and $174 thousand, respectively.
**	Other items relate to the results of operations arising from our non-controlling interest in the online gaming software and service business before we disposed of it in July 2012.

Major Product Lines

Revenues from our major product lines are summarized as follow:

(in US$ thousands)	2012	2013	2014
MahJong and casino casual games	$13,120	$7,065	$4,301
MMOs*	8,550	6,968	1,908
RPGs**	—	—	1,914
Cloud computing services	—	926	1,580
Others	5,800	73	76

	$27,470	$15,032	$9,779

*	MMOs: Massively multiplayer online games
**	RPGs: Role playing games

Major Customers

No single customer represented 10 percent or more of GigaMedia’s consolidated total net revenues in any period presented.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2012	2013	2014
Taiwan	$18,744	$11,793	$7,413
Hong Kong	4,703	3,239	2,366
Singapore	2,004	—	—
Malaysia	1,550	—	—
Thailand	204	—	—
Others	265	—	—

	$27,470	$15,032	$9,779

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2012	2013	2014
Taiwan	$1,932	$1,657	$1,641
Hong Kong	17	20	22

	$1,949	$1,677	$1,663

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 29. SUBSEQUENT EVENT

We completed the disposal of an equity securities investment during the period between April 13, 2015 and April 15, 2015 in the Taiwan open market through block sales. The total selling price of this investment was slightly higher than its 2014 acquisition cost. Upon settlement, we received approximately US$18 million in cash.