Form 20-F
period 2015-12-31
GIGAMEDIA Ltd
filed 2016-04-28
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

11,052,235 ordinary shares

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

CERTAIN TERMS AND CONVENTIONS

In this annual report, all references to

(i)	“we,” “us,” “our,” “our Company” or “GigaMedia” are to GigaMedia Limited and, unless the context requires otherwise, its subsidiaries, or where the context refers to any time prior to the incorporation of any of its subsidiaries, the businesses which predecessors of the present subsidiaries were engaged in and which were subsequently assumed by such subsidiaries;

(ii)	“Shares” are to ordinary shares of our Company;

(iii)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”);

(iv)	“FunTown” are to our Asian online game and service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands;

(v)	“GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a company incorporated under the laws of Taiwan;

(vi)	“GigaCloud” are to the cloud computing services operated through our subsidiary GigaMedia Cloud;

(vii)	“FingerRockz” are to FingerRockz Co., Ltd., a company incorporated under the laws of Taiwan that develops and publishes mobile games and apps;

(viii)	“IAH” or “IAHGames” are to Infocomm Asia Holdings Pte. Ltd., an online game operator, publisher and distributor in Southeast Asia and incorporated under the laws of the Republic of Singapore;

(ix)	“Everest Gaming” are to Mangas Everest S.A.S, a société par actions simplifiée registered with the Trade and Companies Registry of Paris and organized under the laws of France;

(x)	“JIDI” are to JIDI Network Technology (Shanghai) Co., Ltd., our wholly owned subsidiary incorporated under the laws of the PRC;

(xi)	“Shanghai JIDI” are to Shanghai JIDI Network Technology Co., Ltd., a company incorporated under the laws of the PRC; and

(xii)	“East Gate” are to East Gate Media Contents & Technology Fund L.P., a partnership organized under the laws of the Republic of Korea.

For the purpose of this annual report only, geographical references to “China” and the “PRC” are to the People’s Republic of China and do not include Taiwan, the Hong Kong Special Administrative Region (“Hong Kong”) and the Macau Special Administrative Region (“Macau”). Except if the context otherwise requires, and for the purpose of this annual report only, references to “Greater China” include the PRC, Taiwan, Hong Kong and Macau. References to “Korea” or “South Korea” are to the Republic of Korea.

All references in this annual report to “U.S. dollar,” “$” or “US$” are to the legal currency of the United States; all references to “NT dollar” or “NT$” are to the legal currency of Taiwan; all references to “RMB,” “Rmb” or “Renminbi” are to the legal currency of the PRC; all references to “Hong Kong dollar” or “HK$” are to the legal currency of Hong Kong; all references to “Korean won” or “KRW” are to the legal currency of the Republic of Korea and all references to “Singapore dollar” or “S$” are to the legal currency of the Republic of Singapore.

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

Exchange Rates

Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates. We make no representation that any currencies, other than U.S. dollars, could be converted to U.S. dollars at such rate or any particular rates.

A.	Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2014 and 2015 and the selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, and the selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 have been derived from our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2011	2012	2013	2014	2015
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Asian online game and service revenues	34,367	27,470	14,106	8,199	8,545
Other revenues	0	0	926	1,580	1,706

Total operating revenues	34,367	27,470	15,032	9,779	10,251

COSTS OF REVENUES
Cost of Asian online game and service revenues	(14,413)	(11,388)	(6,425)	(6,010)	(7,018)
Cost of other revenues	0	0	(1,159)	(1,825)	(1,871)

Total costs of revenues	(14,413)	(11,388)	(7,584)	(7,835)	(8,889)

GROSS PROFIT	19,954	16,082	7,448	1,944	1,362

OPERATING EXPENSES
Product development and engineering expenses	(1,956)	(1,471)	(1,698)	(892)	(688)
Selling and marketing expenses	(10,079)	(8,377)	(4,815)	(6,708)	(8,655)
General and administrative expenses	(18,101)	(13,384)	(6,324)	(6,378)	(5,759)
Impairment loss on property, plant, and equipment	0	0	0	(28)	(60)
Impairment loss on goodwill	(5,097)	(12,489)	(17,054)	0	0
Impairment loss on intangible assets	(2,583)	(15)	(13,251)	(115)	(5)
Impairment loss on prepaid licensing and royalty fees	(247)	(702)	(2,752)	(1,259)	(4,187)
Termination of proposed acquisition	0	0	0	0	(2,000)
Other	(1,820)	(218)	(41)	(37)	(3)

Total operating expense	(39,883)	(36,656)	(45,935)	(15,417)	(21,357)

Loss from operations	(19,929)	(20,574)	(38,487)	(13,473)	(19,995)

Equity in net earnings (losses) on equity investments - net	(47,869)	234	526	(531)	(600)

Loss from continuing operations	(67,390)	(13,596)	(34,743)	(4,990)	(2,288)

Loss from discontinued operations, net of tax	(4,188)	(2,521)	(318)	0	0

Net loss	(71,578)	(16,117)	(35,061)	(4,990)	(2,288)
Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	366	827	281	(165)	45

Net loss attributable to shareholders of GigaMedia	(71,212)	(15,290)	(34,780)	(5,155)	(2,243)

Loss per share (in dollars):
Basic:
Loss from continuing operations	(6.18)	(1.26)	(3.40)	(0.48)	(0.20)
Loss from discontinued operations	(0.38)	(0.25)	(0.03)	0	0

Net loss	(6.56)	(1.51)	(3.43)	(0.48)	(0.20)

Diluted:
Loss from continuing operations	(6.18)	(1.26)	(3.40)	(0.48)	(0.20)
Loss from discontinued operations	(0.38)	(0.25)	(0.03)	0	0

Net loss	(6.56)	(1.51)	(3.43)	(0.48)	(0.20)

There were no dividends declared in 2011, 2012, 2013, 2014 and 2015.

As of December 31,

(US dollars in thousands except for number of issued shares)

	2011	2012	2013	2014	2015
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	118,920	85,135	83,331	91,158	74,498
Property, plant and equipment-net	4,288	1,949	1,677	1,663	1,391
Goodwill	28,437	16,934	—	—	—
Intangible assets-net	15,534	15,675	1,461	222	88
Total assets	191,706	140,394	103,321	108,304	81,195
Total current liabilities	35,658	21,647	14,839	27,337	13,482
Total GigaMedia’s shareholders’ equity	156,072	118,231	88,448	79,019	65,991
Common shares, no par value, and additional paid-in capital	304,672	304,851	305,072	308,682	308,745
Number of issued shares (in thousands)	10,144	10,144	10,145	11,052	11,052

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our online games revenue is derived from revenues from PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed massively multi-player online games (“MMO”) games such as Tales Runner, a sports game, and Yume100, a role-playing game. The sub-genre of multi-player role-playing online games (“MMORPG”) is the most popular type of MMO. In recent years, revenues from our PC-based games have been in decline, reflecting the overall shift in player preferences away from PC-based games to browser-based games and mobile games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our games, we must regularly invest in enhancing, improving, expanding or upgrading our games. If we fail to do so, revenues generated from our existing games will likely decline.

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

The online games market is highly competitive. Online casual game operators in Greater China are currently our primary competitors. We also compete with massively MMORPG operators throughout Greater China. Our major competitors in Taiwan include Gamania Digital Entertainment Co., Ltd. (“Gamania”), Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). Our major competitors in the PRC include Shanda Interactive Entertainment Ltd. (“Shanda”), Giant Interactive Group, Inc. (“Giant”), Changyou.com Limited (“Changyou”), Shanghai Everstar Online Entertainment Co., Ltd. (“Nineyou”), Tencent Holdings Limited (“Tencent”), Perfect World Co., Ltd. (“Perfect World”), Kingsoft Corporation Limited (“Kingsoft”) and Beijing Globalink Computer Technology Co., Ltd. (“Ourgames.com”). In addition, we compete for users against various offline games, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2013, 2014 and 2015, we incurred operating losses of US$38.5 million, US$13.5 million and US$20.0 million as well as net losses of US$34.8 million, US$5.2 million and US$2.3 million, respectively. Our future profitability will depend to a great extent upon the performance of our Asian online game and service business and the GigaCloud cloud computing business. The key factors affecting our businesses include:

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

We operate our Asian online game and service business in Greater China. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Greater China, can result in disruption to our business or the businesses of our customers. Our business could be adversely affected by natural disasters and the effects of influenza A virus subtypes, such as H1N1 and H5N1, SARS or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games.

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

Risks Related to Ownership of our Shares

Our Shares are listed on the NASDAQ Capital Market and if we fail to meet the standards for continued listing of our Shares on NASDAQ, the Shares could be delisted from the NASDAQ Stock Market.

Our Shares are listed on the NASDAQ Capital Market. The NASDAQ Capital Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a S$1.00 minimum bid price per share. The trading prices for our Shares in the year 2014 were around the S$1.00 range and traded below S$1.00 several times. On January 14, 2015, NASDAQ notified us that the trading price of our Ordinary Shares no longer met the minimum $1 bid price per share requirement. NASDAQ had first provided the Company an opportunity to regain compliance within 180 days. When the trading price of our Ordinary Shares did not rise above $1.00 for ten consecutive days during this 180 calendar day period, on July 9, 2015, NASDAQ again accepted, subject to several conditions, including transfer of our listing to the NASDAQ Capital Market, our application for an additional 180 calendar day period, or until January 11, 2016, to regain compliance. If the trading price of our Ordinary Shares still does not rise above $1.00 by January 11, 2016, and as a result we could not demonstrate our compliance, our Ordinary Shares will be delisted from the NASDAQ Capital Market. Subsequently, it was resolved at an Extraordinary General Meeting of our Company held on December 16, 2015 that we conduct a reverse stock split of our Ordinary Shares at a ratio of 5 to 1. As a result of the reverse stock split, our share price rose above $1.00 for a consecutive period. We then received the released letter from NASDAQ, which specified that we satisfied the listing requirement, and the matter has thus been concluded.

Although we have regained compliance with $1.00 minimum bid price listing requirement, there can be no assurance that we will maintain compliance and continue to meet all of the requirements for continued NASDAQ listing. If we fail to comply again in the future, our Shares could still be delisted from NASDAQ, which could have a material adverse effect on our stock prices and our standing with current and future investors.

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices.

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2015, the closing prices of our Shares on the NASDAQ Stock Market have ranged from US$2.25 to US$4.65 per share, and the closing price on April 15, 2016 was US$2.79. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Sizable percentage of our outstanding Shares are beneficially owned by the Koo family, which accordingly has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may differ from yours.

As of March 31, 2016, a member of the Koo family beneficially owned 19.54% of our outstanding Shares. Accordingly, a member of the Koo family has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of such member of the Koo family may differ from your interests.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2015, the first quarter of 2016 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2015, and we will likely be a PFIC for our current taxable year ending December 31, 2016, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

As part of plans to turn around the Company’s financial performance, in 2012 we began implementation of a disposal and asset optimization program targeting non-strategic investments and underperforming assets. During 2012, we completed the sale of a remaining 33.66% interest we held in an underperforming legacy online gambling business, Everest Gaming. In 2015, we continued to dispose of underperforming and non-strategic investments. Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Certain Significant Events Affecting Our Results of Operations for 2013, 2014 and 2015”.

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

In cloud computing, we own 100% of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for SMEs in Taiwan.

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

Our Games

Our portfolio of online games includes predominantly PC-based, non-cash gambling or casino casual games, including MahJong and various card and table games. FunTown’s offers over 40 PC-based non-cash gambling or casino casual games and one sports game, one web-based RPG and several mobile games. We have also launched one self-developed MahJong game application which uses a web or browser-based technology with no download required and one licensed mobile strategy card game.

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

MMO

In Taiwan and Hong Kong, we offer 9 MMORPGs and 3 MMOs of other sub-genre through FunTown. In June 2006, we launched the MMO sports game Tales Runner. Tales Runner is a multi-player obstacle running game in which players compete by running, jumping, dashing and using items. Since the launch, Tales Runner has become one of the most popular online sports games in Hong Kong.

Players download and install client software from our websites, except for browser-based games, where players can play directly from a web browser. Our MMORPG is offered free-of-charge to all players. In order to enhance their online game playing experience, players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

In October 2010, we acquired a non-controlling interest in XLGames, an online game developer in Korea, through an investment in XLGames. As a result of the transaction, we received certain strategic rights, including exclusive rights to operate the MMORPG game ArcheAge in Taiwan, Hong Kong, and Macau. XLGames launched the game in Korea in January 2013. However, considering the progressive shift in the gaming sector from PC-based to mobile device-based games, we determined that the carrying amount of our prepaid licensing and royalty fees relating to ArcheAge were not to be fully recoverable. We have accordingly recognized an impairment loss on such prepaid licensing and royalty fees of approximately US$1.3 million in 2014 and US$3.0 million in 2015.

In 2014, we launched six MMORPGs. In 2015, we launched another four MMORPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed among the released four MMORPG games. Yume100 is a multi-player story-based game in which players assume game characters and compete to complete challenges, and it primarily targets female players in the age range of 15 to 35 years old. As of the end of 2015, the sales revenues of Yume100 were approximately US$1.0 million.

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

Sources of MMORPGs and Mobile Games

Historically we have sourced MMORPGs/Mobile Games through licensing from developers in various regions where game development is well established. We monitor each of the United States, South Korean, the PRC, Japanese, Southeast Asia and European markets and maintain communications with a number of leading game development studios to identify and source new online games.

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

FunTown Platform and Services

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

Our Players

In Taiwan and Hong Kong, as of December 31, 2015, we had an aggregate of about 12.7 million unique registered players of our online games, more than 97% of which were located in Taiwan. As of December 31 2015, we recorded approximately 40,000 active paying players

Competition

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

Edge in Korean Game Industry

In August 2010, we entered into a partnership agreement to invest KRW 6 billion (approximately US$5.1 million) in East Gate, a Korean fund with total assets under management of KRW 34 billion, in return for a 17.65% partnership interest in proportion to our investment, as a limited partner. East Gate is considered an investment company that primarily invests in equity securities of small, medium-sized companies or venture companies (mainly Korean game companies) and provides funding for specific projects (mainly films) of startups or venture companies in return for profit sharing. The term of East Gate’s partnership is seven years from its commencement, and may be extended for the maximum of two years by unanimous consent of all partners.

Through the investment in East Gate, we aim to penetrate the Korean game industry with the advantage of local specialists’ expertise for potential opportunities of forming strategic alliances with, or merger and acquisition of, Korean game companies.

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

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

*	Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

Entity	Place of Incorporation	Relationship
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	Cayman Islands	Wholly-owned subsidiary
Cambridge Entertainment Software Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (HK) Limited GigaMedia(Cayman)Limited	Hong Kong Cayman Islands	Wholly-owned subsidiary Wholly-owned subsidiary
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Capital Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Freestyle Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (Labuan) Limited Dragon Mark Holdings Limited Megabiz Limited	Labuan British Virgin Islands British Virgin Islands	Wholly-owned subsidiary Wholly-owned subsidiary Wholly-owned subsidiary
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	Wholly-owned subsidiary
Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
Held by Leisure Alliance Sdn. Bhd.
GigaMedia Cloud Services Co. Ltd. Held by GigaMedia (Cayman) Limited	Taiwan	Wholly-owned subsidiary
Hoshin GigaMedia Center Inc.	Taiwan	Wholly-owned subsidiary
GigaMedia Development Corporation	Taiwan	Wholly-owned subsidiary (Dormant)
Held by Hoshin GigaMedia Center Inc.
Gaminfinity Publishing Co. Ltd.	Taiwan	Wholly-owned subsidiary
Play2gether Digital Technology Co. Ltd.	Taiwan	Wholly-owned subsidiary
PerfectPairs Gaming Co. Ltd.	Taiwan	Wholly-owned subsidiary
Held by Giga Development Corporation
Wen He Investment Ltd.	Taiwan	Wholly-owned subsidiary
Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	U.S.A.	Wholly-owned subsidiary
Held by GigaMedia(HK) Limited
Shanghai Pontoon Networking Technology Co., Ltd.	China	Wholly-owned subsidiary

D.	Property, Plant and Equipment

As of April 15, 2016, we leased 28,168 square feet as office premises as our corporate head office in Taipei, Taiwan and 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased 1,265 square feet of warehouse space in Hong Kong.

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

•

Our cloud product and service business aims at providing an integrated platform of services and tools for medium to large enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as bidding for government contracts in Taiwan. The business launched in early April 2013

In 2015, we had total operating revenues of approximately US$10.3 million, an increase of approximately US$0.5 million year-over-year, with our FunTown revenues and cloud revenues having increased by approximately US$0.3 million and US$0.2 million, respectively. Our total costs and expenses increased by approximately US$7.0 million year-over-year to US$30.2 million, primarily due to increased impairment losses recognized during the year, which increased by US$2.9 million, and a charge of US$2.0 million for termination of a proposed acquisition. We incurred an operating loss of approximately US$19.9 million, an increase of approximately US$5.9 million year-over-year. We recognized an non-operating income of approximately US$17.3 million, an increase of approximately US$8.9 million year-over-year, primarily due to an increase of US$11.3 million year-over-year in gains on sales of marketable securities. We recognized a net loss attributable to us of approximately US$2.2 million, a loss decrease of approximately US$2.9 million year-over-over, primarily resulting from the aforementioned increase in non-operating income.

Asian Online Game and Service Business. We operate our Asian online game and service business in Taiwan, Hong Kong and Macau through FunTown. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting from January 1, 2006. Previously, we operated in the PRC through a variable interest entity, JIDI, until our board of directors approved a plan to liquidate and dissolve JIDI in June 2012. The process of liquidation and dissolution was completed by the end of 2013. In Southeast Asia, we operated through IAHGames. We increased our ownership percentage in IAHGames from 32.26% in 2006 to 80% in 2010 through the acquisition of certain preferred shares and the subscription for new preferred shares and consolidated IAHGames’ financial results into our consolidated financial statements starting from July 1, 2010. In July 2012, we entered an agreement to sell a 60% equity ownership interest in IAHGames, and, upon the closing of the transaction, we no longer had a controlling interest and therefore deconsolidated the financial statements of IAHGames’ and began accounting for our remaining 20% non-controlling equity interest under the equity method. We completed our divestiture of IAHGames in May 2013.

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

In 2015, our Asian online game and service business generated revenue of approximately US$8.5 million, gross profit of approximately US$1.5 million, operating loss of approximately US$12.7 million, non-operating income of approximately US$17.3 million, and net loss attributable to us of approximately US$4.8 million.

Cloud Product and Service Business. We launched a cloud product and service business in April 2013. Our cloud product and service business made its first revenue contributions in the fourth quarter of 2013. In 2015, our cloud and service business generated revenue of US$1.7 million, a gross loss of US$0.2 million, and an operating loss of US$1.2 million.

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

Certain Significant Events Affecting Our Results of Operations for 2013, 2014 and 2015

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

(in US$ thousands)	2013
Revenue	$0

Loss from discontinued operations before tax	$(318)
Income tax expense	—

Loss from discontinued operations	$(318)

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

We had elected to account for this investment using the fair value option. Consequently, we measured the investment recognized in our consolidated balance sheets at fair value based on Gamania’s quoted share price. The changes in the fair value of this investment were recognized in non-operating income (loss) in our consolidated statements of operations.

Proposed Acquisition of Strawberry Cosmetics

In June 2015, we entered into a share purchase agreement to acquire a 70% equity interest in Strawberry Cosmetics Holding Limited (“Strawberry Cosmetics”), a global cosmetics e-commerce company for total consideration of approximately US$93.1 million. The proposed acquisition was then duly approved by the Extraordinary General Meeting of our Company held in early August 2015. The terms of the share purchase agreement were described in a current report on Form 6-K filed by our Company with the SEC on June 26, 2015.

However, in light of the drastic slowdown in global economy and turmoil in stock markets beginning in late August 2015 that resulted in a change in business development strategy on the part of GigaMedia, our board of directors concluded that the mutual termination of the acquisition was in the best interests of GigaMedia stockholders.

Accordingly, in October 2015, our Company entered into a mutual termination agreement with the shareholders of Strawberry Cosmetics to terminate the share purchase agreement, whereby GigaMedia paid US$2.0 million as consideration for the termination to the shareholders of Strawberry Cosmetics, and the parties, in turn, released each other from any claims they may have in relation to the proposed acquisition. Such termination of the proposed acquisition was described in a current report on Form 6-K filed by our Company with the SEC on October 7, 2015. The termination expense of US$2.0 million was recognized in operating expenses in our consolidated statements of operations.

Sale of Shares of XL Games

In 2015, we disposed of our equity security investment in XL Games for consideration of approximately US$8.6 million, net of transaction costs, and recognized a disposal gain of approximately US$5.8 million.

Operating results of East Gate

Based on East Gate’s partnership agreement of East Gate, we determined that we have the ability to exercise significant influence over East Gate, and accordingly accounted for our investment under the equity method. In 2013, 2014 and 2015, we recognized equity method income (loss) of approximately US$526,000, US$(489,000) and US$(494,000), respectively, on our investment in East Gate.

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

2) US$2.8 million impairment loss on prepaid licensing and royalty fees, which related to certain licensed games for which the carrying amounts were determined not to be recoverable due to deferred development progress and remote possibility of commercial launch. Prepaid licensing and royalty fees are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

3) US$1.3 million impairment loss on intangible assets for capitalized software costs to reflect a full provision relating to certain projects that we have ceased to further develop.

2014 Impairment Losses

We recognized an impairment loss of approximately US$1.4 million in our consolidated financial statements for the year ended December 31, 2014 as follows:

1) US$1.3 million impairment loss on prepaid licensing and royalty fees, which related to certain licensed game for which the carrying amount were determined not to be fully recoverable due to the trend of the gaming sector progressively shifting from PC-based to mobile device-based games, resulting in a significant impact to the prospects of PC-based games. Prepaid licensing and royalty fees are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$115,000 impairment loss on intangible assets for capitalized software costs and US$28,000impairment loss on property, plant and equipment to reflect the full write-down of the assets relating to certain projects that we have ceased to be utilized.

2015 Impairment Losses

We recognized an impairment loss of approximately US$4.2 million in our consolidated financial statements for the year ended December 31, 2015 as follows:

1) US$4.2 million impairment loss on prepaid licensing and royalty fees, which related to certain licensed games for which the carrying amount were determined not to be fully recoverable or of were impacted by the progressive shift in the gaming sector from PC-based to mobile device-based games. Prepaid licensing and royalty fees are first assessed with the commercial viability of the launch plan of the related games, then valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$5,000 impairment loss on intangible assets for capitalized software costs and US$60,000 impairment loss on property, plant and equipment to reflect the full write-down of the assets relating to certain projects that we have ceased to be utilized.

Impairment Losses on Marketable Securities and Investments

As a result of unsuccessful investments made by previous management in game studios and companies, we recognized impairment losses on marketable securities and investments of US$1.3 million in 2015. The major impairments are listed below:

1) In 2015 we made an investment in preferred shares of SportsPlus, Inc. (“SportsPlus”) of US$1 million. As a result of its inability to meet its projections and forecasts, and cash shortage, we fully wrote down our investment in SportsPlus in 2015 to zero.

2) In 2014, we made an investment in common shares of Double2 Network Technology Co., Ltd. (“Double2”), of US$667,000. As a result of consecutive and deteriorating losses incurred without encouraging prospects, we wrote down this investment to its estimated fair value of US$194,000, resulting in an impairment charge of US$290,000 in 2015.

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

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue was US$1.9 million and US$1.8 million at December 31, 2014 and 2015, respectively. Pursuant to relevant new requirements in Taiwan, cash amounted to US$1.5 million and US$1.0 million as of December 31, 2014 and 2015, respectively, have been deposited in an escrow account in bank as performance bond for the players’ game points, and are presented as restricted cash in the consolidated balance sheet.

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

Based on the analysis, we estimated the fair values of certain prepaid licensing and royalty fee assets to be impaired, and recognized impairment charges of US$2.8 million, US$1.3 million and US$4.2 million on prepaid licensing and royalty fees in 2013, 2014 and 2015, respectively.

The impairment losses recognized in 2013, 2014 and 2015 were mainly due to lower than expected performances of products and services or resulted from the uncertain commercial viability of products and services, or from game development that did not successfully pass the testing phase and for which we fully wrote off the contractual value of related fees paid. In 2015, we recognized a US$4.2 million impairment loss on prepaid licensing fees for certain licensed games that we had determined the carrying amount of which to not be fully recoverable which were impacted by the progressive shift in the gaming sector from PC-based to mobile device-based games, and we believed the commercial launch of such games will generate less cash flows than originally expected, thus we concluded that the prepaid licensing fees were impaired and recognized an impairment loss of US$4.2 million.

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

Impairment of Long-lived Assets and Intangible Assets with Definite Useful Life

We review our long-lived assets and intangible assets with definite useful life that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon certain assumptions about expected future operating performance. If the sum of the expected undiscounted future cash flows is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. Prior to evaluating goodwill for impairment, we evaluated our long-lived assets and intangible assets with definite useful life for impairment. We determined that we have two asset groups for impairment testing purposes, one of which is associated with our online game operations, and the other is associated with our cloud services. In 2014 and 2015, we found that the profit margin generated by certain cloud product and service lines was very low, and such product and service lines were projected to generate losses in the coming years. Therefore in strategic consideration of our cloud business plan we decided to reposition our business and fade out such services. And we have decided to retire the long-lived assets and intangible assets related to such products and services. We therefore determined that the fair value of those related long-lived assets and intangible assets was zero and recognized an impairment loss of US$28,000 and US$60,000 on property, plant and equipment, and an impairment loss of US$115,000 and US$5,000 on intangible assets in 2014 and 2015, respectively.

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

In 2013, our Asian Online Game reporting unit experienced a slowdown in the PC-based online game market. We also decided to reposition FunTown to focus on market growth in social casino games and browser/mobile games, as we have seen a significant shift in customer demand for these products and expected a corresponding effect to be reflected on the fair value of the Asian Online Game reporting unit. The decrease of total revenue in 2013 reflected an unfinished transition to social casino and mobile games and lower contributions from our currently PC-based online casual games as a result of the continuing shift in player preference for browser/mobile games. Our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the current fair value of this reporting unit may be less than its carrying value, and the related recovery of the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, our projection for recurring revenue and costs has reflected the uncertain preference in the consumers’ perspective. The assumptions used for our 2013 estimated fair value included six-year undiscounted cash flows projections ranging from (US$4.0) million to US$2.8 million and a discount rate of 13.0%. The carrying value of our Asian Online Game reporting exceeded its estimated fair value. Thus we performed the second step and determined that the implied fair value of the goodwill was nil compared to its carrying value of US$17.1 million. Consequently, we recognized a further goodwill impairment charge of US$17.1 million in 2013. As of December 31, 2014 and 2015, there is no goodwill recognized in our consolidated balance sheets.

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

As of December 31, 2013, 2014 and 2015, we recognized valuation allowances of US$4.8 million, US$7.1 million and US$11.0 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of December 31, 2013, 2014 and 2015. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2013 the valuation allowance on the deferred tax assets decreased by US$13.5 million to US$4.8 million mainly due to the completion of liquidation processes for subsidiaries in Luxembourg and China, resulting in a reversal of US$16.7 million on deferred tax assets (consisting primarily of operating loss carryforward) and related valuation allowance partially offset by an addition of US$3.1 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2014 the valuation allowance on the deferred tax assets increased by US$2.3 million to US$7.1 million mainly due to an addition of US$2.2 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2015 the valuation allowance on the deferred tax assets increased by US$3.9 million to US$11.0 million, mainly due to an addition of US$2.6 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses.

The effect of the changes of the valuation allowance increased our income tax expense for the years ended December 31, 2013, by US$3.1 million, and decreased our income tax benefit by US$2.7 million and US$4.2 million, for the years ended December 31, 2014 and 2015, respectively.

Recent Accounting Pronouncements

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard was originally designated to be effective for annual reporting periods beginning after December 15, 2016. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, to defer the effective date of ASU 2014-09 by one year. We will implement the provisions of ASU 2014-09 as of January 1, 2018. We expect to determine and disclose the extent of the potential impact of this new standard in our consolidated financial statements for the year ending December 31, 2016.

The FASB issued ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations. An entity is required to determine whether the nature of its promise for providing goods or services to a customer is to provide the specified good or service itself (as a principal) or to arrange for that good or service to be provided by the other party (as an agent), and accordingly to determine whether to recognize revenue in the gross amount of consideration for the specified good or service transferred to the customer, or to recognize revenue in the amount of any fee or commission for arranging for the specified good or service to be provided by the other party. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The effective date for the amendments in this Update are the same as the effective date of ASU 2014-09, deferred by one year. Our Company will accordingly implement the provisions of ASU 2016-08 as of January 1, 2018. We expect to determine and disclose the extent of the potential impact of this new standard in our consolidated financial statements for the year ending December 31, 2016.

The FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures, in March 2016. The amendments in this Update simplify the transition to the equity method of accounting by eliminating the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, the equity method had to be applied retroactively on a step-by-step basis. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method, no retroactive adjustment of the investment is required. For an available-for-sale equity security that becomes qualified for the equity method, the unrealized holding gain or loss in accumulated other comprehensive income is recognized through earnings at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, and earlier application is permitted. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Our Company implements the provisions of ASU 2016-07 as of January 1, 2016. The adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

The FASB issued ASU No. 2016-04, Liabilities—Extinguishments of Liabilities: Recognition of Breakage for Certain Prepaid Stored-value Products, in March 2016. If an entity expects to be entitled to a breakage amount for a liability resulting from the sale of a prepaid stored-value product, the entity shall derecognize the amount related to the expected breakage in proportion to the pattern of rights expected to be exercised by the product holder only to the extent that it is probable that a significant reversal of the recognized breakage amount will not subsequently occur. If an entity does not expect to be entitled to a breakage amount for prepaid stored-value products, the entity shall derecognize the amount related to breakage when the likelihood of the product holder exercising its remaining rights becomes remote. At the end of each period, an entity shall update the estimated breakage amount to represent faithfully the circumstances present at the end of the period and the changes in circumstances during the period. Changes to an entity’s estimated breakage amount shall be accounted for as a change in accounting estimate. The amendments in this Update are effective for our financial statements issued for fiscal year beginning January 2018, with early application is permitted. We have yet to determine the impact of the new standard on our consolidated financial position, results of operations or cash flows.

The FASB issued ASU No. 2016-02, Lease (Topic 842), in February 2016. The guidance in this Update supersedes Topic 840, Leases. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments in this Update are effective for our fiscal years beginning January 1, 2019, with early application is permitted. We have yet to determine the impact of the new standard on our current policies for lease.

The FASB issued ASU No. 2016-01, Financial Instruments—Overall, in January 2016. The amendments in this Update make targeted improvements as follows:

1.	Require equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

2.	Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

3.	Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities.

4.	Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

5.	Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

6.	Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

7.	Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

8.	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

The amendments in this Update are effective for our fiscal years beginning January 1, 2018, including interim periods within those fiscal years. Except for under the early application guidance, early adoption of this Update is not permitted. We have yet to determine the impact of the new standard on our consolidated financial position, results of operations or cash flows.

Taxation

Our major tax jurisdictions are located in Taiwan, Hong Kong, and the PRC.

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

The corporate income tax rate in Hong Kong is 16.5%, which applied primarily to our Asian online games operations in Hong Kong.

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

Development of cloud computing and online games industries. We began developing the cloud computing business in the second half of 2012. The business launched in early April 2013. The cloud computing and online games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2013		2014		2015
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Asian online game and service revenues	14,106	93.8	8,199	83.8	8,545	83.4
Other revenues	926	6.2	1,580	16.2	1,706	16.6

Total operating revenues	15,032	100.0	9,779	100.0	10,251	100.0

COSTS OF REVENUES
Cost of Asian online game and service revenues	6,425	42.7	6,010	61.4	7,018	68.5
Cost of other revenues	1,159	7.7	1,825	18.7	1,871	18.2

Total costs of revenues	7,584	50.4	7,835	80.1	8,889	86.7

Gross profit	7,448	49.6	1,944	19.9	1,362	13.3

OPERATING EXPENSES
Product development and engineering expenses	1,698	11.3	892	9.1	688	6.7
Selling and marketing expenses	4,815	32.0	6,708	68.6	8,655	84.4
General and administrative expenses	6,324	42.1	6,378	65.2	5,759	56.2
Impairment loss on property, plant and equipment	—	—	28	0.3	60	0.6
Impairment loss on goodwill	17,054	113.5	—	—	—	—
Impairment loss on intangible assets	13,251	88.2	115	1.2	5	0.0
Impairment loss on prepaid licensing and royalty fees	2,752	18.3	1,259	12.9	4,187	40.9
Termination of proposed acquisition	—	—	—	—	2,000	19.5
Other	41	0.2	37	0.4	3	0.0

Total operating expenses	45,935	305.6	15,417	157.7	21,357	208.3

Loss from operations	(38,487)	(256.0)	(13,473)	(137.8)	(19,995)	(175.5)

NON-OPERATING INCOME (EXPENSES), NET	3,805	25.3	8,410	86.0	17,293	168.7

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(34,682)	(230.7)	(5,063)	(51.8)	(2,702)	(26.3)
INCOME TAX BENEFIT (EXPENSE)	(61)	(0.4)	73	0.8	414	4.0

LOSS FROM CONTINUING OPERATIONS	(34,743)	(231.1)	(4,990)	(51.0)	(2,288)	(22.3)
LOSS FROM DISCONTINUED OPERATIONS -NET OF TAX	(318)	(2.1)	—	—	—	—

NET LOSS	(35,061)	(233.2)	(4,990)	(51.0)	(2,288)	(22.3)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	281	1.8	(165)	(1.7)	45	0.4

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	(34,780)	(231.4)	(5,155)	(52.7)	(2,243)	(21.9)

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

NON-CONTROLLING INTEREST. Noncontrolling interest represents the portion of net income allocated to the non-controlling voting shares of our majority-owned subsidiaries (FingerRockz through September 2, 2015, and Dragongate Enterprises Limited through March 2014).

For the Years Ended December 31, 2015 and 2014

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2015 increased by 4.8 percent to US$10.3 million from US$9.8 million in 2014. The increase was primarily due to an increase of US$0.3 million in revenues from the Asian online game and service segment, and an increase of US$0.2 million in revenues from our cloud service business. The increase in revenues from Asian online games was attributed to a 47% increase in revenue from mobile MMORPG to $2.8 million in 2015 from $1.9 million in 2014as we launched new games in 2015 and our new mobile game business that began operations in 2014 recorded full-year revenues. The increase was partially offset by a 28% decrease in revenue from MahJong and casino casual games to $3.1 million in 2015 from $4.3 million in 2014, primarily as a result of shrinking demand for legacy online games.

COSTS OF REVENUES. Costs of revenues in 2015 increased by US$1.1 million, or 13.4 percent, to US$8.9 million in 2015 from US$7.8 million in 2014. The increase in costs of revenues, out of proportion to the increase in revenues, mainly reflected increased share of mobile games in product offerings, where mobile games are with higher channel costs, and increased outsourcing development costs for new game titles in FunTown.

GROSS PROFIT. Gross profit decreased by 29.9 percent to US$1.4 million in 2015 from US$1.9 million in 2014. Gross profit margin was 13.3 percent in 2015 compared with 19.9 percent in 2014, mainly due to FunTown’s further turning towards mobile device based games, which typically require higher channel costs, and increased outsourcing development without immediate revenues delivered.

OPERATING EXPENSES. Total operating expenses increased by 38.5 percent to US$21.4 million in 2015 from US$15.4 million in 2014. The increase in total operating expenses was mainly due to a termination charge of US$2.0 million for a proposed acquisition in 2015, an increase of US$2.9 million in impairment losses and an increase of US$1.9 million, or 28.6 percent in selling and marketing expenses, partially offset by a decrease of US$0.6 million, or 10.6 percent, in general and administrative operating expenses.

Consolidated product development and engineering expenses decreased by 22.9 percent in 2015 to US$0.7 million from US$0.9 million in 2014. This decrease was mainly due to reduced in-house development activities in our Asian online game and service business.

Consolidated selling and marketing expenses increased by 290 percent to US$8.7 million in 2015 from US$6.7 million in 2014, primarily due to FunTown’s efforts in developing market presences in certain new arenas.

Consolidated general and administrative expenses were US$5.8 million in 2015 compared to US$6.4 million in 2014, and consisted mainly of personnel expenses. These costs are generally fixed in nature and are not significantly impacted by revenue fluctuations.

Termination of proposed acquisition of US$2.0 million in 2015 was related to a share purchase agreement entered into by GigaMedia in June 2015, which was subsequently terminated in October 2015, for the acquisition of Strawberry Cosmetics, a global cosmetics e-commerce company. The total consideration for the acquisition was approximately US$93.1 million. Due to the recent and drastic slowdown in the global economy and stock markets that resulted in a change in business development strategy on the part of GigaMedia, in October 2015, GigaMedia entered into a mutual termination agreement with Strawberry Cosmetics to terminate the share purchase agreement. Upon termination, GigaMedia paid US$2.0 million as consideration for the termination to the shareholders of Strawberry Cosmetics, and the parties, in turn, released each other from any claims they may have in relation to the proposed acquisition.

OPERATING LOSS. Operating loss for 2015 was US$20.0 million as compared to US$13.5 million in 2014. The US$6.5 million increase in operating loss was primarily a result of increased impairment losses and selling and marketing expenses and the termination of proposed acquisition in 2015, aggravated by a decrease in gross profit, and partially offset by the decrease in general and administrative expenses.

NON-OPERATING INCOME, NET. Non-operating income, net was US$17.3 million in 2015 compared to income of US$8.4 million in 2014. The non-operating income, net in 2015 primarily included (1) US$19.9 million gain on sales of marketable securities, (2) US$1.3 million impairment loss on investments and (3) US$600,000 equity method loss in 2015. The non-operating income, net in 2014 primarily included US$8.6 million gain on sales of marketable securities and US$531,000 equity method loss in 2014.

Equity method losses were US$600,000 and US$531,000 in 2015 and 2014, respectively, primarily on our investment in East Gate. East Gate incurred losses in 2015 and 2014 mainly due to investment and impairment losses on its investments in game companies and profit-sharing rights in film projects, as certain of those investments and the carrying amounts of the rights were determined not to be fully recoverable. The recoverability is determined using various valuation techniques including applying price multiples derived from comparable companies and discounted cash flow model, and third-party independent appraisals, as considered necessary. As the forms of leisure and entertainment became more and more diversified, while a few platform providers such as Google and Apple enjoyed bigger bargaining power through dominating the channels. Those factors significantly suppressed the profit margins of business of online game and other entertainment in recent years. And rapid technology changes also caused the mid- and longer-term game product development exposed to more risks of becoming outdated.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2015 was US$2.2 million compared to US$5.2 million in 2014. The decrease reflected the aforementioned factors affecting the increase in non-operating income, net in 2015.

Operating Segment Results

Asian Online Game and Service Business

SEGMENT REVENUES. Total segment revenues increased by US$0.3 million, or 4.2 percent, to US$8.5 million in 2015 from approximately US$8.2 million in 2014. Such decrease reflected an approximately US$0.3 million increase related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for legacy online games compensated by increased revenues generated from mobile games.

As of December 31, 2015, FunTown’s number of registered users for the PC-based games was 12.7 million, representing a slight increase of 1% compared with the fourth quarter of 2014. In 2015, numbers of registered users for the mobile device-based games varied between games, of which the highest three ranged approximately from 225,000 to 299,000, and active paying accounts ranged from 4,000 to 8,000. The highest number of daily average users ranged approximately from 22,000 to 46,000.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service segment revenue increased by 16.8 percent to US$7.0 million in 2015 from US$6.0 million in 2014. The increase of US$1.0 million was mainly related to FunTown, primarily due to increased costs of out-sourced development, and as well as license, royalty and amortization costs, which increased in line with revenues.

SEGMENT GROSS PROFIT. Segment gross profit decreased by 30.2 percent to US$1.5 million in 2015 from US$2.2 million in 2014. Gross profit margin declined to 17.9 percent in 2015, from 26.7 percent in 2014, mainly due to higher channel costs for mobile games and increased out-sourced development costs.

SEGMENT OPERATING EXPENSES. Total segment operating expenses increased by US$3.4 million to US$14.3 million in 2015 from US$10.8 million in 2014. The rise was primarily due to an increase in impairment loss of US$2.9 million related to FunTown and US$1.9 million increase in selling and marketing expenses, partially offset by decreases of US$1.2 million in general and administrative expenses in 2015.

Selling and marketing expenses. Selling and marketing expenses increased by US$1.9 million to US$8.0 million in 2015 from US$6.1 million in 2014. The increase reflected increased marketing activities in FunTown in developing market presences in certain new arenas in 2015.

General and administrative expenses. General and administrative expenses incurred in 2015 decreased by US$1.2 million to US$1.5 million from US$2.7 million in 2014. The decrease mainly reflected the lower stock-based compensation expense in 2015 in FunTown compared to 2014 for newly granted options, and completed amortization of certain intangible assets.

Impairment losses. The impairment loss in 2015 was a US$4.2 million impairment loss on certain prepaid licensing and royalty fees related to certain licensed games within FunTown that we stopped operating or for which the carrying amounts of the prepayments were determined not to be recoverable from their expected future undiscounted cash flows. The impairment loss in 2014 was a US$1.3 million impairment loss on certain prepaid licensing and royalty fees.

SEGMENT OPERATING LOSS. Segment operating loss in 2015 was US$12.7 million compared to US$8.6 million in 2014. The increase in loss was due to the aforementioned factors.

Cloud Product and Service Business

SEGMENT REVENUES.

Total segment revenues increased by US$0.2 million, or 8.0 percent, to US$1.7 million in 2015 from US$1.6 million in 2014. Such increase is mainly due to continued marketing efforts into private and public sectors as well.

SEGMENT COSTS OF REVENUES. Costs of our cloud product and service segment revenues increased by 2.6 percent to US$1.9 million in 2015 from US$1.8 million in 2014.

SEGMENT GROSS LOSS. Gross loss was US$0.1 million in 2015 compared to US$0.2 million in 2014. Gross margin was approximately a negative 9.7 percent in 2015 compared with a negative 15.5 percent in 2014, mainly reflecting the strategy of market-share expansion. Our cloud product and service segment had yet to achieve its economies of scale, but we have narrowed the gap.

SEGMENT OPERATING EXPENSES. Total segment operating expenses decreased by US$0.2 million to US$1.1 million in 2015 from US$1.3 million in 2014. The decrease was primarily due to reduced general and administrative expenses of US$0.1 million.

Selling and marketing expenses. Selling and marketing expenses increased by US$0.1 million to US$0.7 million in 2015 from US$0.6 million in 2014. The increase reflected increased marketing efforts in developing of presences in certain new arenas.

General and administrative expenses. General and administrative expenses incurred in 2015 decreased by US$0.1 million to US$0.2 million from US$0.4 million in 2014. The decrease was mainly due to rigorous control around expenses.

Impairment loss. Impairment loss incurred in 2015 amounting to US$0.1 million was mainly on intangible assets for capitalized software costs and equipment that were dedicated to certain product lines that we decided to shift focus from.

SEGMENT OPERATING LOSS. Operating loss in 2015 was US$1.2 million compared to US$1.5 million in 2014. The decrease in loss was due to the aforementioned factors.

For the Years Ended December 31, 2014 and 2013

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2014 declined by 34.9 percent to US$9.8 million from US$15.0 million in 2013. The decrease was primarily due to a decrease of US$5.9 million in revenues from Asian online game and service segment, partially offset by an increase of US$0.7 million in revenues from cloud service business. The decrease in revenues from Asian online game was attributed to a 39% decrease in revenue from MahJong and casino casual games to US$4.0 million in 2014 from US$7.0 million in 2013, primarily as a result of shrinking demand for legacy online games. The decrease was also attributed to a 73% decrease in revenue from PC-based MMORPGs to US$2.0 million in 2014 from $7.0 million in 2013, primarily as a result of expiration of the licensing term of a popular online game in late 2013. This decrease was offset by an increase in revenue from mobile MMORPGs due to our new mobile game business that began operations in 2014.

COSTS OF REVENUES. Costs of revenues in 2014 increased by US$0.3 million, or 3.3 percent, to US$7.8 million in 2014 from US$7.6 million in 2013. The increase in costs of revenues, in spite of the decrease in revenues, mainly reflected higher channel costs for mobile games, increased outsourcing development costs for new game titles in FunTown, and increased revenues from our cloud service business.

GROSS PROFIT. Gross profit decreased by 73.9 percent to US$1.9 million in 2014 from US$7.4 million in 2013. Gross profit margin was 19.9 percent in 2014 compared with 49.5 percent in 2013, mainly due to FunTown’s turning towards mobile device-based games in 2014, which typically require higher channel costs and increased outsourcing development, without immediate revenues. The decrease in consolidated gross profit mainly resulted from FunTown’s decreased revenues, aggravated by a narrowed gross profit margin.

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

Consolidated selling and marketing expenses increased by 39.3 percent to US$6.7 million in 2014 from US$4.8 million in 2013, primarily due to the development of marketing presences for certain new arenas in FunTown.

Consolidated general and administrative expenses were US$6.4 million in 2014 compared to US$6.3 million in 2013, and consist mainly of personnel expenses. These costs are generally fixed in nature and are not significantly impacted by revenue fluctuations.

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

Equity method income (losses) were US$(531,000) and US$526,000 in 2014 and 2013, respectively, primarily on our investment in East Gate. East Gate incurred losses in 2014 mainly due to investment and impairment losses on its investments in game companies and profit-sharing rights in film projects, as certain of those investments and the carrying amounts of the rights were determined not to be fully recoverable. The recoverability is determined using various valuation techniques including applying price multiples derived from comparable companies and discounted cash flow model, and third-party independent appraisals, as considered necessary. As the forms of leisure and entertainment became more and more diversified, while a few platform providers such as Google and Apple enjoyed bigger bargaining power through dominating the channels. Those factors significantly suppressed the profit margins of business of online game and other entertainment in recent years. And rapid technology changes also caused the mid- and longer-term game product development exposed to more risks of becoming outdated.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2014 was US$5.2 million compared to US$34.8 million in 2013. The decrease reflected the aforementioned factors affecting the decrease in the loss from operations and the increase in non-operating income, net in 2014.

Operating Segment Results

Asian Online Game and Service Business

SEGMENT REVENUES. Total segment revenues decreased by US$5.9 million, or 41.9 percent, to US$8.2 million in 2014 from approximately US$14.1 million in 2013. Such decrease reflected an approximately US$5.9 million decrease related to FunTown operations in Taiwan and Hong Kong, mainly due to declining demand for legacy online games, and expiration of the licensing term for a popular online game in late 2013.

As of December 31, 2014, FunTown’s number of registered users was 12.5 million, representing a decrease of 30.6% compared with the fourth quarter of 2013. In the fourth quarter of 2014, the number of peak concurrent users was approximately 24,000, and the number of average monthly active paying accounts was about 40,000.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service segment revenue decreased by 6.5 percent to US$6.0 million in 2014 from US$6.4 million in 2013. The decrease reflected a decrease of US$0.4 million related to FunTown, mainly from license, royalty and amortization costs, in line with decreased revenues and expiration of a certain game license, and partially offset by increased costs for out-sourced development.

SEGMENT GROSS PROFIT. Segment gross profit decreased by 71.5 percent to US$2.2 million in 2014 from US$7.7 million in 2013. Gross profit margin declined to 26.7 percent in 2014, from 54.5 percent in 2013, mainly due to higher channel costs in 2014 for mobile games and increased out-sourced development costs.

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

Selling and marketing expenses. Selling and marketing expenses increased by US$1.6 million to US$6.1 million in 2014 from US$4.5 million in 2013. The increase reflected increased marketing activities in FunTown to develop market presences for certain new arenas in 2014.

General and administrative expenses. General and administrative expenses incurred in 2014 increased by US$0.4 million to US$2.7 million from US$2.3 million in 2013. The increase was mainly due to higher stock-based compensation expense in 2014 in FunTown for newly granted options.

Impairment losses. The impairment loss in 2014 was for a US$1.3 million impairment loss on prepaid licensing and royalty fees. The impairment losses in 2013 comprised of a US$17.1 million impairment loss on goodwill that mainly related to the acquisition of FunTown, a US$12.0 million impairment loss on intangible assets for trade names and trademarks related to FunTown, a US$1.3 million impairment loss on intangible assets for capitalized software costs, and a US$2.8 million impairment loss on prepaid licensing and royalty fees.

SEGMENT OPERATING LOSS. Segment operating loss in 2014 was US$8.6 million compared to US$33.7 million in 2013. The decrease was due to the aforementioned factors.

Cloud Product and Service Business

We began developing a new cloud computing business in the second half of 2012. The business launched in April 2013.

SEGMENT REVENUES.

Total segment revenues increased by US$0.7 million, or 70.7 percent, to US$1.6 million in 2014 from US$0.9 million in 2013. Such increase is mainly due to expanded marketing efforts in both private and public sectors.

SEGMENT COSTS OF REVENUES. Costs of our cloud product and service segment revenues increased by 57.5 percent to US$1.8 million in 2014 from US$1.1 million in 2013.

SEGMENT GROSS LOSS. Gross loss was US$0.2 million in 2014 as well as in 2013. Gross margin was approximately a negative 15.5 percent in 2014 compared with negative 25.1 percent in 2013, mainly reflecting our strategy of market-share expansion. Our cloud product and service segment has yet to achieve its economies of scale, but we narrowed the gap.

SEGMENT OPERATING EXPENSES. Total segment operating expenses increased by US$0.3 million to US$1.3 million in 2014 from US$1.0 million in 2013. The increase was primarily due to increased marketing efforts along with an impairment loss of US$0.1 million related to certain product lines within our cloud product and service business from which we had shifted our focus.

Selling and marketing expenses. Selling and marketing expenses increased by US$0.3 million to US$0.6 million in 2014 from US$0.3 million in 2013. The increase reflected increased marketing efforts to develop presences for certain new arenas in 2014.

General and administrative expenses. General and administrative expenses incurred in 2014 decreased by US$0.1 million to US$0.4 million from US$0.5 million in 2013. The decrease was mainly due to rigorous control around expenses.

Impairment loss. Impairment loss incurred in 2014 amounting to US$0.1 million was mainly on intangible assets for capitalized software costs and equipment that were dedicated to certain product lines from which we had shifted our focus.

SEGMENT OPERATING LOSS. Operating loss in 2014 was US$1.5 million compared to US$1.2 million in 2013. The increase was due to the aforementioned factors.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2015 were cash proceeds from the sales of certain marketable securities. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;

•	the rate at which we expand our operations and employee base;

•	the timing of entry into new markets and new services offered;

•	changes in revenues and cost splits with our business partners;

•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and

•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2013	2014	2015
Net cash used in operating activities	$(4,305)	$(10,838)	$(16,845)
Net cash provided by (used in) investing activities	2,954	(16,626)	49,165
Net cash provided by (used in) financing activities	(3,144)	18,825	(12,281)
Exchange difference	565	478	753

Net increase (decrease) in cash and cash equivalents	(3,930)	(8,161)	20,792
Cash and cash equivalents at beginning of year	62,731	58,801	50,640

Cash and cash equivalents at end of year	$58,801	$50,640	$71,432

OPERATING ACTIVITIES. In 2015, our net cash used in operating activities was US$16.8 million; we collected cash of US$10.2 million from our customers, paid US$8.4 million for license fees, royalties and channel costs, and paid approximately US$15.9 million to employees, suppliers and vendors; we also paid a consideration of US$2.0 million for mutual termination of a proposed acquisition. In 2014, our net cash used in operating activities was US$10.8 million; we collected cash of US$10.0 million from our customers, paid US$7.6 million for license fees, royalties and channel costs, and paid US$12.8 million to employees, suppliers and vendors. In 2013, our net cash used in operating activities was US$4.3 million; we collected cash of US$15.0 million from our customers, paid US$4.1 million for license fees, royalties and channel costs, and paid US$15.1 million to employees, suppliers and vendors. The increased net cash outflows reflected declined gross profit in 2015 compared to 2014, and our efforts in bidding for new game licenses, marketing to expand presence and meanwhile streamlining our operations.

INVESTING ACTIVITIES. Our net cash provided by investing activities in 2015 was US$49.2 million. This primarily reflected proceeds from the disposal of our holdings in marketable securities, which totaled US$42.6 million, net of transaction costs, as well as the release of US$8.0 million from restricted cash, partially offset by the purchase of equity investment of US$1 million. Our net cash used in investing activities was US$16.6 million in 2014. This primarily reflected increased restricted cash of US$9.0 million for pledged for borrowings from financial institutions and for deposits as performance bond for the players’ game points, along with purchases of investments of US$19.6 million and marketable securities of US$6.5 million, partly offset by proceeds from disposal of part of our holdings in marketable securities, which totaled US$18.7 million, net of transaction costs. Our net cash provided by investing activities in 2013 was US$3.0 million. This reflected the proceeds from the disposal of investments and the disposal of part of our holdings in marketable securities, which totaled US$6.7 million, net of transaction costs, partially offset by the purchase of marketable securities of US$2.5 million and capital expenditures of US$1.5 million.

FINANCING ACTIVITIES. Our net cash used in financing activities in 2015 was US$12.3 million, which was mainly due to net repayments of short-term borrowings of approximately US$12.3 million. Our net cash provided by financing activities in 2014 was US$18.8 million, mainly from net proceeds from short-term borrowings of US$15.2 million and cash inflows from the exercise of stock options of US$3.6 million. Our net cash used in financing activities in 2013 was US$3.1 million, which was mainly due to net repayments of short-term borrowings of US$3.1 million.

We believe that our existing cash, cash equivalents, marketable securities and our ability to renew or increase our short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2016. It is our opinion our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$1.5 million, US$0.5 million and US$0.3 million for 2013, 2014, and 2015, respectively. Capital expenditures during 2015 were primarily for capitalized software development and computer hardware equipment for our Asian online game and service business. Our capital expenditure plans for 2016, primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our Asian online game and service business and our cloud products and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2013, 2014 and 2015, the legal reserves of Hoshin GigaMedia were approximately US$3.0 million, US$3.0 million and US$3.0 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our Asian online game business and our new cloud computing business. For the years 2013, 2014 and 2015, we incurred US$1.7 million, US$0.9 million and US$0.7 million, respectively, in research and development activities.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2013, 2014, and 2015” for a discussion of the most recent trends in our operating costs and revenues since the end of 2015. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Other than as disclosed in note 26 to our consolidated financial statements, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified by the FASB Accounting Standards Codification; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to our Company’s own stock and classified in equity, or not reflected, in our Company’s statement of financial position; or (d) any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, our Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our Company.

F.	Tabular Disclosure of Contractual Obligations

	As of December 31, 2015
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	302	53	—	—	355
2. License fees*	—	—	—	—	—
3. Minimum guarantees against royalties	1,500	—	—	—	1,500

Total contractual cash obligations	1,802	53	—	—	1,855

*	According to our license contracts, the total license fee payable, assuming all milestones or conditions under such license contracts were met, is US$5.0 million. Considering game performance, industry environment and business situation, management determined that certain license fees will unlikely become payable and such amount have not been included in the above table.

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HWANG, Collin	42	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2015/2012[1]
HUANG, John Ping Chang	64	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011[2]
LIU, Nick Chia-En	54	Independent Non-Executive Director	2011[3]
HONG, Chin Fock (Damian)	67	Independent Non-Executive Director	2013[4]
TUNG, Casey K.	65	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011[5]
HUANG, Billy Bing-Yuan	58	Independent Non-Executive Director	2013[6]

1	Mr. Collin HWANG was appointed as Chief Executive Officer of our Company on November 26, 2012. Mr. Hwang was appointed as a Director of the Board on November 9, 2012 and also appointed as Chairman of the Board on December 1, 2015 following the resignation of Mr. Mo Na CHIEN, the former Chairman of the Board on the same day.
2	Mr. John Ping Chang HUANG was appointed as an Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
3	Mr. Nick Chia-En LIU was appointed as an Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of the Audit Committee on March 15, 2011.
4	Mr. Damian HONG was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.
5	Mr. Casey K. TUNG was appointed as an Independent Non-Executive Director of the Board on November 24, 2011, and Chairman of the Audit Committee on November 5, 2012. He was also appointed as a member of the Compensation Committee on March 18, 2013.
6	Mr. Billy Bing-Yuan HUANG was appointed as an Independent Non-Executive Director of the Board and a member of the Audit Committee on April 18, 2013.

Biographical information with respect to each of our directors and executive officers is set forth below.

Directors

COLLIN HWANG is the Chairman of the Board of directors and Chief Executive Officer of our Company. He currently serves as chairman of Datadot Technology Asia & Taiwan, a joint venture in Shanghai and Taipei with Australian-listed Datadot Technology Limited, a world-leading provider of identification technologies. He is also chairman of Taipei-based Cita Investment and Technology Development Co. Ltd., which invests in real estate, equities and business ventures across Asia. Mr. Hwang holds a Master of Transport Management degree from the University of Sydney and a Bachelor of Construction Management degree from the University of New South Wales, Australia.

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the firms Chailease Resources Tech. Co., Ltd., Global Hospitality Group Inc., Beijing He Qiao Property Management Co., Ltd., Yellowstone Security Co., LTD., and CTC Group INC. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$1.0 million. For the information regarding pension and retirement benefits, see note 19 to our consolidated financial statements.

As of December 31, 2015, the total outstanding number of share options granted to our directors and officers was 120,000, of which 66,040 shares were vested and 53,960 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2016, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
May 20, 2011	8,000	6.25	May 20, 2021
January 5, 2012	4,000	4.0505	January 5, 2022
November 26, 2012	100,000	4.775	November 26, 2022
October 28, 2013	4,000	5.05	October 28, 2023
March 28, 2014	4,000	7.15	March 28, 2024

Total	120,000

All options granted to our directors and executive officers were granted pursuant to the option plans and the equity incentive plans as described under “— Employee Share Option Plans and Equity Incentive Plans” below.

Employee Share Option Plans and Equity Incentive Plans

2002 Employee Share Option Plan

At the June 2002 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to 3,000,000 common shares (600,000 shares after reverse share split) of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and vesting schedule. The maximum contractual term under the 2002 Plan is approximately 10 years. Termination of employment will not affect rights of exercise under vested options. This Option Plan has expired.

2004 Employee Share Option Plan

At the June 2004 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 common shares (1,400,000 shares after reverse share split) of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made and the number of shares subject to grant vesting schedule. The maximum contractual term under the 2004 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2006 Equity Incentive Plan

At the June 2006 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 1,000,000 common shares (200,000 shares after reverse share split) of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term under the 2006 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

2007 Equity Incentive Plan

At the June 2007 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 2,000,000 common shares (400,000 shares after reverse share split) of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term under the 2007 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2008 Equity Incentive Plan

At the June 2008 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 1,000,000 common shares (200,000 shares after reverse share split) of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term under the 2008 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. All options, RSUs and other share-based awards are expected to be settled by issuing new shares.

2009 Equity Incentive Plan

At the June 2009 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 1,500,000 common shares (300,000 shares after reverse share split) of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term under the 2009 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. All options, RSUs and other share-based awards are expected to be settled by issuing new shares.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 1,000,000 common shares (200,000 shares after reverse share split) of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. All options, RSUs and other share-based awards are expected to be settled by issuing new shares.

Employee Share Purchase Plans

At the June 2008 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 200,000 common shares (40,000 shares after reverse share split) of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the Shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. According to the 2008 ESPP, the plan will be administered by a committee designated by the board of directors.

At the June 2009 Annual General Meeting, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 200,000 common shares (40,000 shares after reverse share split) of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2009 ESPP. Pursuant to the 2009 ESPP, our Company would offer the Shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. According to the 2009 ESPP, the plan will be administered by a committee designated by the board of directors.

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 200,000 common shares (40,000 shares after reverse share split) of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. According to the 2010 ESPP, the plan will be administered by a committee designated by the board of directors.

As of March 31, 2016, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C.	Board Practices

Our board of directors is currently comprised of six directors, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Memorandum of Association and hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. No director is entitled to any severance benefits on termination of his or her service. We have established two committees of the board of directors, including the audit committee and the compensation committee.

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

In the years ended December 31, 2013, 2014 and 2015, our total employees were 257, 251 and 209, respectively.

As of March 31, 2016, we had a total of 127 employees, excluding part-time and temporary personnel and consultants. Of the total 127 employees as of March 31, 2016, 27 were located at our corporate headquarters, and 100 were employed for our online games business. All 127 employees were in Asia.

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2016:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HWANG, Collin	636,833	100,000
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
LEE, Cherng-Shiun	—	*

Directors and Officers as a group	636,833	120,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2016 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Champion Allied Limited (1)	2,159,999	19.54%
Collin Hwang	636,833	5.76%
Jonathan Honig(2)	566,560	5.13%

(1)	Through Champion Allied Limited, a British Virgin Islands company, Andre Koo has beneficial ownership of 2,159,999 common shares of our Company.
(2)	Based on the Schedule 13G filed with the SEC on January 8, 2016, Jonathan Honig has beneficial ownership of 566,560 common shares of our Company as follows:
i)	392,940 common shares beneficially owned by sole voting power, include 16,240 common shares held by Mr. Honig as UTMA custodian.
ii)	173,620 common shares beneficially owned by share voting power, include 22,000 common shares held by Titan Multi-Strategy Fund Inc. and 151,620 common shares held by Titan Multi-Strategy Fund Inc. Profit Sharing Plan (“Plan”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc. and trustee of the Plan, and in such capacities, has voting and dispositive power over the securities held by such entities.

As of March 31, 2016, we had 11,052,235 Shares outstanding, of which 7,688,843 Shares representing 69.57% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2016, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,724,389 shares.

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

Description of reverse stock split

A 1-for-5 reverse stock split was approved by GigaMedia shareholders at a special shareholders meeting held on December 16, 2015. The reverse stock split was effective as of December 16, 2015, which resulted in GigaMedia’s common stock trading on a split-adjusted basis at market open on December 16, 2015. Upon completion of the reverse stock split, every five shares of common stock owned by a shareholder were combined into one share of common stock, with a proportionate adjustment made to the per-share value of common stock.

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

The following table shows, for the periods indicated, the high and low closing prices after adjusted for the reverse share split for our Shares as quoted on the NASDAQ Stock Market.

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2011	$8.00	$4.00
2012	$7.45	$4.05
2013	$6.00	$4.65
2014	$8.60	$3.85
2015	$4.65	$2.25

	Common Shares
	High	Low
Year Ending December 31, 2014	(in US$)
First quarter	$8.60	$4.90
Second quarter	$7.05	$5.00
Third quarter	$5.75	$4.10
Fourth quarter	$5.25	$3.85

	Common Shares
	High	Low
Year Ending December 31, 2015	(in US$)
First quarter	$4.65	$3.80
Second quarter	$4.65	$3.50
Third quarter	$4.10	$2.40
Fourth quarter	$3.40	$2.25

	Common Shares
	High	Low
	(in US$)
First quarter of 2016	$3.23	$2.34

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2015	$3.00	$2.25
November 2015	$3.35	$2.65
December 2015	$3.40	$2.30
January 2016	$3.23	$2.34
February 2016	$3.10	$2.76
March 2016	$3.10	$2.68
April 2016 (through April 15, 2016)	$2.80	$2.75

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

On December 16, 2015, we conducted a reverse stock split of the Company’s ordinary shares at a ratio of 5 to 1 to regain compliance with NASDAQ’s $1.00 minimum bid price listing requirement. Consequently and as of March 31, 2016, an aggregate of 11,052,235 shares of our Company are issued and outstanding.

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

Proposed Acquisition of Strawberry Cosmetics

Share Purchase Agreement between GigaMedia Limited and Strawberry Cosmetics Holding Limited dated June 26, 2015

On June 26, 2015, GigaMedia Limited entered into a share purchase agreement to acquire a 70% equity interest in Strawberry Cosmetics, a global cosmetics e-commerce company. The total consideration payable by the Company for the acquisition was approximately US$93.1 million. The terms of such share purchase agreement were described in a current report on Form 6-K filed by our Company with the SEC on June 26, 2015.

Termination Agreement between GigaMedia Limited and Strawberry Cosmetics Holding Limited dated October 7, 2015

On October 7, 2015, GigaMedia Limited entered into a mutual termination agreement with Strawberry to terminate a share purchase agreement that the parties previously entered into on June 26, 2015 for GigaMedia to acquire a 70% equity interest in Strawberry Cosmetics. Due to the recent and drastic slowdown in global economy and stock market that resulted in a change in business development strategy on the part of GigaMedia, we concluded that the mutual termination of the proposed acquisition was in the best interests of GigaMedia stockholders. In connection with the termination, the parties have entered into a mutual termination agreement, whereby GigaMedia will pay $2.0 million as consideration for the termination to the shareholders of Strawberry Cosmetics and the parties, in turn, have agreed to release each other from any claims they may have in relation to the proposed acquisition. Such termination of the proposed acquisition was described in a current report on Form 6-K filed by our Company with the SEC on October 7, 2015.

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

U.S. Tax Considerations

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a discussion of certain U.S. federal income tax considerations for U.S. persons (as defined below) that are investors in Shares. This discussion is based on U.S. federal income tax law as in effect on the date hereof, which is subject to differing interpretations or change, possibly on a retroactive basis. This discussion applies only to U.S. persons that will acquire and hold the Shares as “capital assets” (generally, property held for investment). This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are a:

•	bank;

•	broker-dealer;

•	financial institution or insurance company;

•	tax-exempt entity;

•	person holding Shares as part of a straddle, hedge, conversion or other integrated investment;

•	person owning, actually or constructively, 10% or more of the combined voting power of all classes of our stock;

•	person whose “functional currency” is not the U.S. dollar;

•	partnership or a partner of such partnership; or

•	trader in securities that has elected the mark-to-market method of accounting for securities.

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

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Shares, you are urged to consult your tax advisor as to the particular U.S. federal income tax consequences of an investment in the Shares that are applicable to you.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2015 and the composition of our assets (in particular, the retention of a large amount of cash and our significant portfolio of investment securities), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2015, and that we will likely be a PFIC for our current taxable year ending December 31, 2016 unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are “regularly traded” on a “qualified exchange”. Although we believe that, based on the current level of trading activity of our Shares on the NASDAQ Capital Market, the Shares should qualify as being regularly traded on a qualified exchange, no assurance can be given that the Shares will continue to be readily tradable on a qualified exchange in the United States. If you make this election, you will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. person who has held Shares during any taxable year in which we are classified as PFIC and continues to hold such Shares (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Shares. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. person may continue to be subject to the PFIC rules with respect to such U.S. person’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide U.S. persons with the information necessary to permit U.S. persons to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

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

Taxation of Dividends

Except as discussed above with respect to the passive foreign investment company tax rules, the amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on the NASDAQ Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations.

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

Dividends on Shares will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will constitute passive category income. A U.S. person may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares. A U.S. person who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing U.S. foreign tax credits are complex. Accordingly, you are urged to consult your tax advisor regarding the availability of a U.S. foreign tax credit under your particular circumstances.

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

Backup Withholding and Information Reporting

U.S. persons may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our Shares. Dividend payments with respect to our Shares and proceeds from the sale or other disposition of our Shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). You are advised to consult your tax advisor regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

Individuals who are U.S. person, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. person who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

You may also request a copy of our SEC filings, at no cost, upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 11492, Taiwan R.O.C, or by e-mail to: IR@Gigamedia.com. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

As of December 31, 2015, we had bank deposits of approximately US$4.7 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$670,000 and unrealized foreign exchange gain of approximately US$273,000 in the year ended December 31, 2015.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.7% in our total equity as of December 31, 2015.

Interest Rate Risk

Our exposure to interest rates relates primarily to our short-term loans from various banks. As of December 31, 2015, we had approximately US$6.1 million of short-term loans, with a weighted average interest rate of approximately 1.89%. Based on our sensitivity analysis with respect to our short-term loans, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control — Integrated Framework. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2015 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Casey K. TUNG, an independent director and member of our audit committee, is the audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The code of ethics was amended on December 19, 2005, May 10, 2006 and February 13, 2009 in order to conform certain provisions in it with our newly adopted anti-fraud policy. The code of ethics was also amended on April 30, 2010 to incorporate non-competition and non-solicitation provisions and on March 18, 2014 to change certain titles within our Company and update email addresses. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our chief executive officer, chief financial officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8 th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., or by e-mail to: IR@Gigamedia.com.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by KPMG for the fiscal year ended December 31, 2015.

For the Years Ended December 31	2014	2015
	(in US$)	(in US$)
Audit Fees	204,600	222,000
Audit-Related Fees	0	0
Tax Fees	15,400	33,000
All Other Fees	0	0

A.	Audit Fees

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

On May 20, 2011, our board of directors approved a US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the treasury shares under this program were cancelled by the end of 2011. We did not have any share repurchases in 2014 and 2015.

Period	Total Number of Shares (adjusted for the share reverse)	Average Price Paid per Shares (adjusted for the share reverse)	Total Number of Shares Purchased as Part of Publicly Announced Program (adjusted for the share reverse)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
June 2011 (from June 1, 2011)	277,470	$6.26	277,470	$9,263,633
July 2011	151,655	$6.31	151,655	$8,306,977
August 2011	200,297	$5.01	200,297	$7,302,783
September 2011	300,766	$4.49	300,766	$5,951,085
October 2011	194,244	$4.97	194,244	$4,986,272
November 2011 (ended November 30, 2011)	0	$—	0	$4,986,272

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:

Page
(a) Reports of Independent Registered Public Accounting Firms	F-2
(b) Consolidated Balance Sheets as of December 31, 2014 and 2015	F-3 F-4
(c) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015	F-5
(d) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2014 and 2015	F-6
(e) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015	F-7
(f) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015	F-8 F-9
(g) Notes to the consolidated financial statements	F-10 F-77

ITEM 19.	EXHIBITS

EXHIBIT	INDEX

1.1	Amended Memorandum and Articles of Association of our Company, incorporated by reference to Exhibit 1.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

4.1	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Management Capital International Limited, and Roland Ong Toon Wah dated July 2, 2012, incorporated by reference to Exhibit 10.1 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.2	Share Purchase Agreement among Infocomm Asia Holdings Pte. Ltd., GigaMedia Asia Pacific Limited, Spring Asia Limited and Roland Ong Toon Wah dated July 2, 2012, incorporated by reference to Exhibit 10.2 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.3	Share Purchase Agreement between GigaMedia Capital Limited and Neowiz Corporation dated August 8, 2012, incorporated by reference to Exhibit 10.3 to our annual report for the year 2012 on Form 20-F filed with the SEC on April 30, 2013

4.4	Novation Agreement among Megabiz Limited, Blueark Global Co., Ltd, and Nickelodeon Asia Holdings Pte. Ltd. dated September 24, 2013, incorporated by reference to Exhibit 4.4 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

4.5	Share Purchase Agreement between Hoshin GigaMedia Center Inc. and Angel Fund (Asia) Investments Limited dated October 30, 2013, incorporated by reference to Exhibit 4.5 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

8.1*	List of Subsidiaries — See Item 4, “Information on the Company — C. Organization Structure”

11.1	Code of Ethics, as last amended by the board of directors on April 30, 2010, incorporated by reference to Exhibit 11.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ Collin Hwang
Collin Hwang Chief Executive Officer

Date: April 28, 2016

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 28, 2016

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2015

(in thousands of US dollars)

	December 31
	2014	2015
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 10)	$50,640	$71,432
Marketable securities - current (Note 11)	29,340	4
Accounts receivable - net (Note 12)	1,298	1,246
Prepaid expenses	564	545
Restricted cash (Notes 10 and 16)	8,991	1,000
Other current assets (Note 13)	325	271

Total Current Assets	91,158	74,498

Marketable debt securities - noncurrent (Note 14)	4,744	—

Equity investments (Note 15)	5,781	4,524

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,141	1,100
Information and communication equipment	3,903	3,783
Office furniture and fixtures	176	166
Leasehold improvements	123	116
Other	72	—

	5,415	5,165
Less: Accumulated depreciation and amortization	(3,752)	(3,774)

	1,663	1,391

INTANGIBLE ASSETS - NET (Note 7)	222	88

OTHER ASSETS
Refundable deposits	302	272
Prepaid licensing and royalty fees (Note 8)	4,383	239
Other (Note 19)	51	183

Total Other Assets	4,736	694

TOTAL ASSETS	$108,304	$81,195

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2014 AND 2015

(in thousands of US dollars, except share data)

	December 31
	2014	2015
LIABILITIES & EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 16)	$18,641	$6,093
Accounts payable	771	320
Accrued compensation	796	759
Accrued expenses (Note 17)	3,465	3,037
Deferred revenue	1,946	1,750
Other current liabilities (Note 18)	1,718	1,523

Total Current Liabilities	27,337	13,482

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	—	—
Other (Notes 20 and 24)	1,938	1,722

Total Other Liabilities	1,938	1,722

Total Liabilities	29,275	15,204

EQUITY (Note 21)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2014 and 2015	308,682	308,745
Accumulated deficit	(218,176)	(220,419)
Accumulated other comprehensive loss	(11,487)	(22,335)

Total GigaMedia shareholders’ equity	79,019	65,991

Noncontrolling interest	10	—

Total Equity	79,029	65,991

COMMITMENTS AND CONTINGENCIES (Note 26)	—	—

TOTAL LIABILITIES AND EQUITY	$108,304	$81,195

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in thousands of US dollars, except for earnings per share amounts)

	2013	2014	2015
OPERATING REVENUES
Asian online game and service revenues	$14,106	$8,199	$8,545
Other revenues	926	1,580	1,706

	15,032	9,779	10,251

COSTS OF REVENUES
Cost of Asian online game and service revenues	(6,425)	(6,010)	(7,018)
Cost of other revenues	(1,159)	(1,825)	(1,871)

	(7,584)	(7,835)	(8,889)

GROSS PROFIT	7,448	1,944	1,362

OPERATING EXPENSES
Product development and engineering expenses	(1,698)	(892)	(688)
Selling and marketing expenses	(4,815)	(6,708)	(8,655)
General and administrative expenses	(6,324)	(6,378)	(5,759)
Impairment loss on property, plant and equipment (Note 9)	—	(28)	(60)
Impairment loss on goodwill (Notes 6 and 9)	(17,054)	—	—
Impairment loss on intangible assets (Note 9)	(13,251)	(115)	(5)
Impairment loss on prepaid licensing and royalty fees (Notes 8 and 9)	(2,752)	(1,259)	(4,187)
Termination of proposed acquisition (Note 4)	—	—	(2,000)
Other (Note 12)	(41)	(37)	(3)

	(45,935)	(15,417)	(21,357)

LOSS FROM OPERATIONS	(38,487)	(13,473)	(19,995)

NON-OPERATING INCOME (EXPENSES)
Interest income	238	682	333
Gain on sales of marketable securities (Notes 11 and 14)	1,739	8,621	19,939
Interest expense	(49)	(243)	(182)
Foreign exchange gain (loss), net	45	(556)	(397)
Equity in net earnings (losses) on equity investments- net (Note 15)	526	(531)	(600)
Impairment loss on investments (Note 9)	—	—	(1,290)
Gain on sale of equity method investments (Note 5)	1,220	—	—
Other (Note 5)	86	437	(510)

	3,805	8,410	17,293

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(34,682)	(5,063)	(2,702)
INCOME TAX (EXPENSE) BENEFIT (Note 24)	(61)	73	414

LOSS FROM CONTINUING OPERATIONS	(34,743)	(4,990)	(2,288)
LOSS FROM DISCONTINUED OPERATIONS - NET OF TAX (Note 5)	(318)	—	—

NET LOSS	(35,061)	(4,990)	(2,288)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	281	(165)	45

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	($34,780)	($5,155)	($2,243)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA
Loss from continuing operations - net of tax	($34,462)	($5,155)	($2,243)
Loss from discontinued operations - net of tax	(318)	—	—

	($34,780)	($5,155)	($2,243)

LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Loss from continuing operations	($3.40)	($0.48)	($0.20)
Loss from discontinued operations	(0.03)	—	—

Net loss	($3.43)	($0.48)	($0.20)

Diluted:
Loss from continuing operations	($3.40)	($0.48)	($0.20)
Loss from discontinued operations	(0.03)	—	—

Net loss	($3.43)	($0.48)	($0.20)

WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	10,144	10,785	11,052

Diluted	10,144	10,785	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in thousands of US dollars)

	2013	2014	2015
NET LOSS	($35,061)	($4,990)	($2,288)

OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain on marketable securities	6,437	906	8,553
Realized gain on marketable securities reclassified into income	(1,739)	(8,621)	(19,939)
Defined benefit pension plan adjustment	15	—	—
Foreign currency translation adjustments	57	(171)	538

	4,770	(7,886)	(10,848)

COMPREHENSIVE LOSS	(30,291)	(12,876)	(13,136)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	287	(163)	45

COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	($30,004)	($13,039)	($13,091)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit (Note 22)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
	Shares	Amount
Balance as of January 1, 2013	10,144	304,851	(178,241)	(8,379)	(338)	117,893
Issuance of common shares from exercise of stock options and RSUs	1	2	—	—	—	2
Stock-based compensation	—	219	—	—	—	219
Acquisition of FingerRockz	—	—	—	—	478	478
Net loss	—	—	(34,780)	—	(281)	(35,061)
Other comprehensive income (loss)	—	—	—	4,776	(6)	4,770

Balance as of December 31, 2013	10,145	305,072	(213,021)	(3,603)	(147)	88,301
Issuance of common shares from exercise of stock options and RSUs	907	3,593	—	—	—	3,593
Stock-based compensation	—	17	—	—	—	17
Liquidation of Dragongate Enterprises Ltd.					(6)	(6)
Net income (loss)	—	—	(5,155)	—	165	(4,990)
Other comprehensive loss	—	—	—	(7,884)	(2)	(7,886)

Balance as of December 31, 2014	11,052	308,682	(218,176)	(11,487)	10	79,029
Stock-based compensation	—	63	—	—	—	63
Deconsolidation of FingerRockz (Note 5)	—	—	—	—	35	35
Net loss	—	—	(2,243)	—	(45)	(2,288)
Other comprehensive loss	—	—	—	(10,848)	—	(10,848)

Balance as of December 31, 2015	11,052	$308,745	($220,419)	($22,335)	—	$65,991

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in thousands of US dollars)

	2013	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	($35,061)	($4,990)	($2,288)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	408	306	294
Amortization	1,907	1,211	245
Stock-based compensation	219	21	65
Gain on sales of equity method investments	(1,220)	—	—
Impairment loss on property, plant and equipment	—	28	60
Impairment losses on goodwill	17,054	—	—
Impairment losses on intangible assets	13,251	115	5
Impairment losses on prepaid licensing and royalty fees	2,752	1,259	4,187
Provision for bad debt expenses	37	37	3
Losses (gains) on disposals of property, plant and equipment	4	(2)	—
Gains on sales of marketable securities	(1,739)	(8,621)	(19,939)
Equity in net (earnings) losses on equity investments - net	(526)	531	600
Impairment losses on marketable securities and investments	—	—	1,290
Other	(141)	(306)	(48)
Net changes in:
Accounts receivable	767	692	47
Prepaid expenses	52	186	17
Other current assets	708	(260)	82
Accounts payable	854	(407)	(451)
Accrued expenses	(2,223)	848	(396)
Accrued compensation	(853)	416	(28)
Other current liabilities	(1,017)	(711)	(267)
Accrued pension liabilities / Prepaid pension assets	(111)	(215)	(64)
Prepaid licensing and royalty fees	1,026	(976)	(43)
Deferred income tax liabilities	—	—	(216)
Other	(453)	—	—

Net cash used in operating activities	(4,305)	(10,838)	(16,845)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	—	(8,991)	7,991
Cash dividends received from investees	—	247	—
Proceeds from disposals of marketable debt securities	3,419	18,692	42,583
Divestiture of business, net of cash transferred	—	—	(78)
Purchases of property, plant and equipment	(225)	(420)	(158)
Proceeds from disposals of property, plant and equipment	35	2	23
Proceeds from disposals of businesses, net of transaction costs	3,258	—	—
Purchases of marketable securities	(2,460)	(26,042)	—
Purchase of cost method investments	—	—	(1,000)
Purchases of intangible assets	(1,227)	(110)	(112)
Acquisitions, net of cash acquired	73	—	—
Decrease (increase) in refundable deposits	86	3	27
Other	(5)	(7)	(111)

Net cash provided by (used in) investing activities	2,954	(16,626)	49,165

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in thousands of US dollars)

	2013	2014	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) short-term borrowings	(3,146)	15,232	(12,281)
Cash received from the exercise of stock options	2	3,593	—

Net cash provided by (used in) financing activities	(3,144)	18,825	(12,281)

Net foreign currency exchange differences on cash and cash equivalents	565	478	753

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,930)	(8,161)	20,792
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	62,731	58,801	50,640

CASH AND CASH EQUIVALENTS AT END OF YEAR	$58,801	$50,640	$71,432

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$53	$237	$190

Income tax paid (refunded) during the year	($285)	($84)	$44

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2013, 2014 AND 2015

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

Our cloud business aims at providing an integrated platform of services and tools for medium-to-larger enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as in bidding for government contracts in Taiwan.

On December 16, 2015, the Extraordinary General Meeting of our Company approved to effect a reverse share split of our Ordinary Shares by a ratio of five to one. We executed reverse splits of the issued and outstanding shares including but not limited to common shares, shares granted by employee plans, options, restricted stock awards, and units, warrants and convertible or exchange securities, effective at the open of the market on December 16, 2015. Based upon the Reverse Share Split Scheme, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options. These consolidated financial statements reflect retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include but not limit to the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, inventory, investments and share-based compensation; and accrued pension liabilities, income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect significant judgments and estimates used in the preparation of the financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired. Pursuant to relevant new requirements in Taiwan, as of December 31, 2014 and 2015, cash totaling $1.5 million and $1 million, respectively, has been deposited in an escrow account in a bank as a performance bond for the players’ game points, and is included within restricted cash in the consolidated balance sheets.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013, and which expire no later than September 2016. As of December 31, 2014 and 2015, the carrying amount of the land and buildings under lease was $1.1 million and $1.1 million, respectively. The rental income under the operating lease amounted to $74 thousand, $73 thousand and $69 thousand for 2013, 2014 and 2015, respectively. The minimum rental income to be received under this operating lease is $8 thousand through February 2016.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, typically three years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Software Cost

Costs to develop our Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, typically three years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Advertising expenses incurred in 2013, 2014 and 2015 totaled $676 thousand, $888 thousand and $3.1 million, respectively. As of December 31, 2014 and 2015, prepaid advertising amounted to $12 thousand and $5 thousand, respectively.

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

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the consolidated statements of operations on the date of grant based on the employees’ respective function.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the investment tax credit associated with the purchase of intangible assets and technology, research and development expenditures, employee compensation and certain equity investments using the flow-through method. Deferred tax assets and liabilities are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. This ASU eliminates the requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. Our Company applied the amendments in the ASU No. 2015-17 prospectively, effective January 1, 2015, to classify all deferred tax assets and liabilities as noncurrent. Prior periods were not retrospectively adjusted.

Loss Per Share

Basic loss per share is computed by dividing the net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted loss per share to the extent such shares are dilutive. Diluted loss per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2013, 2014 and 2015, basic and diluted loss per share are the same.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

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

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard was originally designated to be effective for annual reporting periods beginning after December 15, 2016. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, to defer the effective date of ASU 2014-09 by one year. Our Company will implement the provisions of ASU 2014-09 as of January 1, 2018. We expect to determine and disclose the extent of the potential impact of the new standard in our consolidated financial statements for the year ended December 31, 2016.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The FASB issued ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations. An entity is required to determine whether the nature of its promise for providing goods or services to a customer is to provide the specified good or service itself (as a principal) or to arrange for that good or service to be provided by the other party (as an agent), and accordingly to determine whether to recognize revenue in the gross amount of consideration for the specified good or service transferred to the customer, or to recognize revenue in the amount of any fee or commission for arranging for the specified good or service to be provided by the other party. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The effective date for the amendments in this Update are the same as the effective date of ASU 2014-09, deferred by one year. Our Company will accordingly implement the provisions of ASU 2016-08 as of January 1, 2018. We expect to determine and disclose the extent of the potential impact of the new standard in our consolidated financial statements for the year ended December 31, 2016.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2013	2014	2015
Weighted average number of outstanding shares
Basic	10,144	10,785	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—

Diluted	10,144	10,785	11,052

Options to purchase 230 thousand, 137 thousand and 0 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2013, 2014 and 2015, respectively, as the effect would be anti-dilutive.

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

For the period from January to May 2013, Shanghai JIDI was pending official notification of deregistration and generated no revenue and incurred no profit or loss.

NOTE 4. ACQUISITIONS

Strawberry Cosmetics

On June 26, 2015, we entered into a share purchase agreement to acquire a 70% equity interest in Strawberry Cosmetics Holding Limited (“Strawberry Cosmetics”), a global cosmetics e-commerce company with a total consideration of approximately $93.1 million. The proposed acquisition was then duly approved by the Extraordinary General Meeting of our Company held on August 5, 2015.

However, in light of the drastic slowdown in global economy and turmoil in stock markets beginning in late August 2015 that resulted in a change in business development strategy on the part of GigaMedia, our board of directors concluded that the mutual termination of the acquisition was in the best interests of GigaMedia stockholders.

Accordingly, in October 2015, our Company entered into a mutual termination agreement with the shareholders of Strawberry Cosmetics to terminate the share purchase agreement, whereby GigaMedia paid US$2.0 million consideration to the shareholders of Strawberry Cosmetics and the parties, in turn, released each other from any claims relating to the proposed acquisition. The payment was reported in operating expenses in our consolidated statements of operations.

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

$988

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The following unaudited pro forma results of operations for the years ended December 31, 2013 are presented as if the acquisition had been consummated on January 1, 2013:

(in US$ thousands, except for loss per share)	For the years ended December 31, 2013 (unaudited)
Net revenues	$15,040

Net loss attributable to GigaMedia shareholders	$(34,845)

Basic and diluted loss per share	$(3.44)

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

NOTE 5. DIVESTITURES

FingerRockz

In September 2015, we entered into an agreement to sell all the ownership for a consideration of NT$1 we held in FingerRockz to its management. Upon the closing of the agreement, we deconsolidated the results of FingerRockz’ operations.

The deconsolidation gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs	$—
The carrying amount (credit balance) of FingerRockz at the date of deconsolidation	(37)

Gain on deconsolidation of FingerRockz	$37

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2013. The process of liquidation and dissolution was completed by the end of 2013. Summarized financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2013
Revenue	$—

Loss from discontinued operations before tax	$(318)
Income tax expense	—

Loss from discontinued operations	$(318)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 6. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2013
Balance at beginning of year	$16,934
Acquisition - FingerRockz (Note 4)	496
Impairment charge - FunTown and FingerRockz (Note 9)	(17,054)
Translation adjustment	(376)

Balance at end of year	$—

By the acquisition of FingerRockz in 2013, we obtained its mobile platform development experience which constituted an important complement to FunTown’s R&D capacity in mobile games. We reassigned its role and developed our estimates of future cash flows from mobile games accordingly. Therefore, for the purpose of testing goodwill for impairment, we determined FingerRockz to be an integral part of FunTown with respect to determining reporting unit, and goodwill arising from the acquisition of FingerRockz was reassigned to FunTown.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 7. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2015
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Capitalized software development cost	$775	$687	$88

	December 31, 2014
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Capitalized software development cost	$2,503	$2,300	$203
Customer relationships	5,757	5,757	—
Other	71	52	19

	$8,331	$8,109	$222

Intangible assets with finite lives are amortized over their estimated useful lives, typically 3 years, with the overall weighted-average life of 3.0 years.

For the years ended December 31, 2013, 2014 and 2015, total amortization expense of intangible assets were $1.9 million, $1.2 million and $236 thousand, respectively, which includes amortization of capitalized software development costs of $1.2 million, $494 thousand and $217 thousand. As of December 31, 2015, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2016	$71
2017	14
2018	3

$88

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 8. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2013	2014	2015
Balance at beginning of year	$8,644	$4,666	$4,383
Addition	14	1,498	1,801
Amortization and usage	(706)	(264)	(1,743)
Exchange difference	(216)	(258)	(15)
Impairment charges (Note 9)	(3,070)	(1,259)	(4,187)

Balance at end of year	$4,666	$4,383	$239

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2014 and 2015.

(in US$ thousands)	2014		2015
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$50,640	$50,640	$71,432	$71,432
Marketable securities - current	29,340	29,340	4	4
Accounts receivable	1,298	1,298	1,246	1,246
Restricted cash	8,991	8,991	1,000	1,000
Marketable debt securities - noncurrent	4,744	4,744	—	—
Refundable deposits	302	302	272	272

Financial liabilities
Short-term borrowings	18,641	18,641	6,093	6,093
Accounts payable	771	771	320	320
Accrued compensation	796	796	759	759
Accrued expenses	3,465	3,465	3,037	3,037

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2014 and 2015 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2015
	Level 1	Level 2	Level 3

Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	1,000	—	1,000
Marketable securities - current
Equity securities	4	—	—	4

	$4	$1,006	$—	$1,010

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2014
	Level 1	Level 2	Level 3

Assets
Cash equivalents - time deposits	$—	$12,112	$—	$12,112
Restricted cash - time deposits	—	8,991	—	8,991
Marketable securities - current
Open-end fund	318	—	—	318
Equity securities	29,022	—	—	29,022
Marketable securities - noncurrent
Debt securities	—	—	4,744	4,744

	$29,340	$21,103	$4,744	$55,187

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2014 and 2015.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In 2013, 2014 and 2015, we recognized unrealized gains of $4.7 million, $101 thousand and $4.8 million, respectively, on marketable securities valued using market observable inputs, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2014 and 2015, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities
	2014	2015
Balance at beginning of year	$3,939	$4,744
Total gains or (losses) (realized/unrealized)
included in earnings	—	(2,017)
included in other comprehensive income	805	—
Sale	—	(2,727)

Balance at end of year	$4,744	$—

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Realized and unrealized gains (or losses) included in the consolidated financial statements for 2013, 2014 and 2015 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated financial statements as follows:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and investments
Total gains (losses) included in earnings
for 2013	$985	$—
for 2014	—	—
for 2015	5,845	—

Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2013	$1,212	$—
for 2014	805	—
for 2015	—	—

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2014 and 2015 are summarized as below:

(in US$ thousands)	Fair Value measurement Using				Total Impairment Losses
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2015
(a) Investments - Cost-method	$—	$—	$—	$—	$1,000
(a) Investments - Equity-method	—	—	188	188	290
(b) Property, plant and equipment - Information and communication equipment	—	—	—	—	60
(c) Intangible assets - Capitalized software cost	—	—	—	—	5
(d) Prepaid licensing and royalty fees	—	—	—	—	4,187

Total	$—	$—	$188	$188	$5,542

(in US$ thousands)	Fair Value measurement Using				Total Impairment Losses
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2014
(b) Property, plant and equipment - Information and communication equipment	$—	$—	$—	$—	$28
(c) Intangible assets - Capitalized software cost	—	—	—	—	115
(d) Prepaid licensing and royalty fees	—	—	3,033	3,033	1,259

Total	$—	$—	$3,033	$3,033	$1,402

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(a)	Impairment losses on certain cost method and equity method investments which were determined to be impaired:

In 2015, certain cost method investments with carrying amounts of $1.0 million were fully written down to zero, resulting in an impairment charge of $1.0 million, and an equity method investment with a carrying amount of $478 thousand was written down to its estimated fair value of $188 thousand, resulting in an impairment charge of $290 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

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

In 2014 and 2015, we recognized an impairment loss of $28 thousand and $60 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment losses on property, plant and equipment” in the consolidated statements of operations. The impairment charge for the equipment was related to servers used for certain product and service lines within our cloud product and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model - related assumptions.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(c)	Impairment losses on certain intangible assets which were determined to be impaired:

In 2014 and 2015, certain capitalized and prepaid software development costs for our cloud product and service business were fully written down, resulting in impairment charges of $115 thousand and $5 thousand, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge is for certain product lines within our cloud product and service business that we decided to shift focus from, and as a result, we recorded a full impairment of the carrying value of the assets related to these items.

(d)	Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2014 and 2015, certain prepaid licensing and royalty fees were written down to $3.0 million and $0, respectively, resulting in impairment charges of $1.3 million and $4.2 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2014	2015
Cash and savings accounts	$38,529	$71,426
Time deposits	21,102	1,006

Total cash and cash equivalents	59,631	72,432
Less: Cash restricted as collateral and performance bond	(8,991)	(1,000)

Cash and cash equivalents reported on the consolidated statements of cash flows	$50,640	$71,432

As of December 31, 2014, cash amounting to $1.5 million has been deposited in an escrow account in a bank as a performance bond for our players’ game points, and certain time deposits amounting to $7.5 million have also been pledged as collateral for borrowings from financial institutions. As of December 31, 2015, cash amounting to $1.0 million has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2014	2015
Taiwan	$49,829	$69,879
Hong Kong	2,178	1,120
China	6,055	16
Singapore	1,418	1,417
Others	151	—

	$59,631	$72,432

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 11. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2014	2015
Equity securities	$29,022	$4
Open-end fund	318	—

	$29,340	$4

As of December 31, 2014 and 2015, the balances of unrealized gains for marketable securities - current were $9.4 million and $3 thousand, respectively. During 2013, 2014 and 2015, realized gains from the disposal of marketable securities - current amounted to $754 thousand, $8.8 million, and $14.1 million, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 12. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2014	2015
Accounts receivable	$1,354	$1,275
Less: Allowance for doubtful accounts	(56)	(29)

	$1,298	$1,246

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2013, 2014 and 2015:

(in US$ thousands)	2013	2014	2015
Balance at beginning of year	$130	$55	$56
Additions: Provision for bad debt expense	37	37	3
Less: Write-offs	(109)	(33)	(28)
Translation adjustment	(3)	(3)	(2)

Balance at end of year	$55	$56	$29

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 13. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2014	2015
Loans receivable - current	27	64
Less: Allowance for loans receivable - current	(27)	(28)
Other	325	235

	$325	$271

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2013, 2014 and 2015:

(in US$ thousands)	2013	2014	2015
Balance at beginning of year	$3,437	$3,394	$27
Less: Writes-offs	—	(3,359)	—
Less: Reversal for collection of bad debt	(54)	—	2
Translation adjustment	11	(8)	(1)

Balance at end of year	$3,394	$27	$28

NOTE 14. MARKETABLE DEBT SECURITIES – NONCURRENT

Marketable debt securities – noncurrent consist of the following:

(in US$ thousands)	December 31, 2014
Available-for-sale securities
Debt securities	$4,744

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Our Company’s marketable securities - noncurrent were invested in convertible preferred shares and were classified as available-for-sale securities.

We had considered and determined whether our investments in preferred shares were in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares had substantive redemption rights and thus did not meet the criteria of in-substance common shares, we had accounted for them as debt securities.

As of December 31, 2014 and 2015, the balances of unrealized gains for marketable securities - noncurrent were $2.0 million and $0, respectively. During 2013, 2014 and 2015, realized gains (losses) from the disposal of marketable securities - non-current amounted to $985 thousand, ($171) thousand and $5.8 million, respectively. Gains (losses) on disposal were based on the security’s average cost.

NOTE 15. EQUITY INVESTMENTS

Equity investments consist of the following:

	December 31
(in US$ thousands)	2014	2015
Investments accounted for under the equity method	$5,781	$4,524

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from July 2012 to May 2013, a 20 percent equity interest investment in Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia (See Note 5 “Divestitures”, for additional information); (b) an 17.65 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films; and (c) a 22.86 percent equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

East Gate

Our Company has an 17.65 percent interest in East Gate, a Korean fund partnership. We account for our investment in this limited partnership under the equity method accounting since we have the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

East Gate is considered an investment company that primarily invests in: (1) Equity securities of small, medium-sized companies or venture companies, mainly Korean game companies, and (2) funding for specific projects, mainly Korean films, of an entrepreneur or venture company in return for the rights to a future revenue stream from the income generated by the entrepreneur or venture company from the film and related products.

Summarized U.S. GAAP financial information of East Gate as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014 and 2015 is presented below (in US$ thousands):

	2014	2015
Investments and other related assets	$25,567	$21,833
Other assets	4,365	3,212

Total assets	$29,932	$25,045

Total liabilities	$533	$478

Total net assets of the fund	$29,399	$24,567

	2013	2014	2015
Investment and related income	$10,735	$8,351	$5,419
Impairment loss	—	(480)	—
Other costs and expenses	(7,755)	(10,642)	(8,219)

Net income (loss)	$2,980	$(2,771)	$(2,800)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 16. SHORT-TERM BORROWINGS

As of December 31, 2014 and 2015, short-term borrowings totaled $18.6 million and $6.1 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.35 percent to 1.95 percent for 2014 and from 1.81 percent to 1.90 percent for 2015. The maturity dates fell in January and July 2015 as of December 31, 2014, and fell in January, February and May 2016 as of December 31, 2015. As of December 31, 2014 and 2015, the weighted-average interest rate on total short-term borrowings was 1.72 percent and 1.89 percent, respectively.

As of December 31, 2014 and 2015, the total amount of unused lines of credit available for borrowing under these agreements was approximately $1.1 million and $12.9 million, respectively.

We pledged certain time deposits as collateral for borrowings from financial institutions. The pledged time deposits amounted to $7.5 million and $1 million as of December 31, 2014 and 2015, respectively, and are included in restricted cash in the consolidated balance sheets.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 17. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2014	2015
Accrued outsourced development	$838	$52
Accrued professional fees	603	865
Accrued royalties	308	313
Accrued advertising expenses	613	811
Accrued incentive to distributors	71	63
Accrued director compensation and liability insurance	155	238
Other	877	695

	$3,465	$3,037

NOTE 18. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2014	2015
Income taxes payable	$1,542	$1,252
Other	176	271

	$1,718	$1,523

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2014 and 2015, the accumulated benefit obligation amounted to $196 thousand and $153 thousand, respectively, and the funded status of prepaid pension assets amounted to $45 thousand and $109 thousand, respectively. The fair value of plan assets amounted to $303 thousand and $310 thousand as of December 31, 2014 and 2015, respectively. The accumulated other comprehensive income amounted to $0 and $0 as of December 31, 2014 and 2015, respectively. The net periodic benefit cost (income) for 2013, 2014 and 2015 amounted to ($77) thousand, ($199) thousand and ($58) thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2014 and 2015:

	December 31
(in US$ thousands)	2014	2015
Benefit Obligation	$258	$201
Fair value of plan assets	303	310

	$(45)	$(109)

Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(45)	$(109)
Accumulated other comprehensive income	—	—

Net amount recognized	$(45)	$(109)

Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain	$—	$—

For the years ended December 31, 2014 and 2015, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2014	2015
Service cost	$15	$—
Interest cost	9	5
Expected return on plan assets	(6)	(6)
Amortization of prior service cost	—	—
Amortization of net loss	—	—
Curtailment gain	(217)	(57)

	$(199)	$(58)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Weighted average assumptions used to determine benefit obligations for 2014 and 2015 were as follows:

	December 31
	2014	2015
Discount rate	2.00%	1.875%
Rate of compensation increase	1.50%	1.50%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2014	2015
Discount rate	2.00%	2.00%
Rate of return on plan assets	2.00%	2.00%
Rate of compensation increase	1.50%	1.50%

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

We expect to make a contribution of $7 thousand to the Fund in 2016. We expect to make benefit payments of $1 thousand from 2016 to 2020 and $1 thousand from 2021 to 2025.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $274), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $194). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2013, 2014, and 2015 were $357 thousand, $364 thousand, and $318 thousand, respectively.

NOTE 20. OTHER LIABILITIES - OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2014	2015
Deferred tax liabilities (Note 24)	$1,928	$1,712
Other	10	10

	$1,938	$1,722

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 21. EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

A 1-for-5 reverse stock split was approved by our shareholders at a special shareholders meeting held on December 16, 2015. The reverse stock split was effective as of December 16, 2015, which resulted in our common stock trading on a split-adjusted basis at market open on December 16, 2015. Upon completion of the reverse stock split, every five shares of common stock owned by a shareholder were combined into one share of common stock, with a proportionate adjustment made to the per-share value of common stock.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2014 and 2015, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 22. COMPREHENSIVE INCOME

The accumulated balances for each classification of other comprehensive income are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive income (loss)
Balance at January 1, 2013	$(22,770)	$14,406	$(15)	$(8,379)
Net current period change	(801)	6,437	15	5,651
Reclassification adjustments for gains reclassified into income	864	(1,739)	—	(875)

Balance at December 31, 2013	(22,707)	19,104	—	(3,603)
Net current period change	(176)	906	—	730
Reclassification adjustments for gains reclassified into income	7	(8,621)	—	(8,614)

Balance at December 31, 2014	(22,876)	11,389	—	(11,487)
Net current period change	(118)	8,553	—	8,435
Reclassification adjustments for gains reclassified into income	656	(19,939)	—	(19,283)

Balance at December 31, 2015	$(22,338)	$3	$—	$(22,335)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2013, 2014 and 2015.

NOTE 23. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2013	2014	2015
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	—	—	—
General and administrative expenses	219	21	65

Total stock-based compensation expense reported in continuing operations	$219	$21	$65

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

There were no significant capitalized stock-based compensation costs at December 31, 2014 and 2015. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2014 and 2015, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2014 and 2015.

(a) Overview of Stock-Based Compensation Plans

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years. This plan and all the grants have expired by the end of 2014.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2015, no shares have been subscribed by qualified employees under the 2008 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2015, no shares have been issued to employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2015, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2015.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 plan	600,000		immediately upon granting	(expired)	—
2004 plan	1,575,037	(1)	immediately upon granting to four years	$7.15~$12.35	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	671,057	(3)	immediately upon granting to four years	$4.9885~$90.85	$12.35~$76.75
2008 Plan	200,000		immediately upon granting to six years	$12.35~$21.2	—
2009 Plan	500,000	(4)	immediately upon granting to four years	$4.775~$12.35	—
2010 Plan	440,000	(5)	three years	$4.0505~$5.7	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 400 thousand common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 300 thousand common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 200 thousand common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2013, 2014 and 2015, approximately 1 thousand, 907 thousand and 0 options were exercised, and cash received from the exercise of stock options was approximately $2 thousand, $3.6 million and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. The following table summarizes the assumptions used in the model for options granted during 2014 and 2015:

	2014	2015
Option term (years)	5.9	5.75
Volatility	58.75%~59.27%	49.239%
Weighted-average volatility	59%	49%
Risk-free interest rate	1.968%~2.065%	1.506%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$3.41	$1.80

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

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Option transactions during the last three years are summarized as follows:

	2013		2014		2015
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$9.85	1,841	$9.75	1,844	$20.30	626
Options granted	5.45	124	6.15	66	3.85	12
Options exercised	3.95	(1)	3.95	(907)	—	—
Options Forfeited / canceled / expired	6.40	(120)	5.65	(377)	5.31	(21)

Balance at December 31	$9.75	1,844	$20.30	626	$20.51	617	$4.18	—

Exercisable at December 31	$10.80	1,514	$23.35	519	$21.28	586	$3.95	—

Vested and expected to vest at December 31	$9.75	1,844	$20.30	626	$20.51	617	$4.18	—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2015 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2015. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2013, 2014, and 2015 were $1 thousand, $1,855 thousand, and $0, respectively.

As of December 31, 2015, there was approximately $18 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 0.75 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The following table sets forth information about stock options outstanding at December 31, 2015:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	116	7.12 years	Under $5	104
$5~$50	378	4.11 years	$5~$50	359
$50~$100	123	1.65 years	$50~$100	123

	617			586

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2013, 2014 and 2015.

As of December 31 2014 and 2015, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2013, 2014 and 2015.

NOTE 24. INCOME TAXES

Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	2013	2014	2015
Taiwan operations	$(33,077)	$(13,158)	$(13,177)
Non-Taiwan operations	(1,605)	8,095	10,475

	$(34,682)	$(5,063)	$(2,702)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The components of income tax expense (benefit) from continuing operations by taxing jurisdiction are as follows:

( in US$ thousands )	2013	2014	2015
Taiwan:
Current	$(131)	$(74)	$(198)
Deferred	379	—	—

	$248	$(74)	$(198)

Non-Taiwan:
Current	$(187)	$1	$—
Deferred	—	—	(216)

	$(187)	$1	$(216)

Total current income tax benefit	$(318)	$(73)	$(198)

Total deferred income tax expense (benefit)	$379	$—	$(216)

Total income tax expense (benefit)	$61	$(73)	$(414)

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to continuing operations to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2013	2014	2015
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	(3.71%)	42.23%	183.28%
Tax-exempt income in foreign jurisdictions	3.12%	0.00%	2.71%
Non-deductible items - impairment charges on goodwill	(11.73%)	0.00%	0.00%
Non-deductible items - bad debts	0.00%	(5.16%)	(57.91%)
Other non-deductible expenses	0.00%	0.00%	(17.47%)
Changes in unrecognized tax benefits	(4.12%)	(3.15%)	6.84%
Adjustment for prior year payable	0.54%	1.81%	0.00%
Change in valuation allowance	(8.83%)	(52.97%)	(130.14%)
Other	0.70%	(5.16%)	4.17%

Effective rate	(0.18%)	1.45%	15.33%

The expense (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2013, 2014 and 2015, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2014	2015
Net operating loss carryforwards	$5,895	$8,475
Prepaid licensing and royalty fees	369	1,035
Investments	—	814
Intangible assets and goodwill	509	282
Share-based compensation	242	271
Property, plant and equipment	6	91
Other	126	57

	7,147	11,025
Less: valuation allowance	(7,147)	(11,025)

Deferred tax assets - net	$—	$—

As of December 31, 2014, $0 of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2014	2015
Investment in affiliated companies, principally due to undistributed income	$1,928	$1,712

As of December 31, 2014, $1.9 million of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

Our Company applied the amendments in the ASU No. 2015-17 prospectively, effective January 1, 2015, and classified all deferred tax assets and liabilities as noncurrent accordingly. Prior periods were not retrospectively adjusted.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2013, 2014 and 2015 are as follows:

(in US$ thousands)	2013	2014	2015
Balance at beginning of year	$18,333	$4,754	$7,147
Subsequent utilization of valuation allowance	(7)	—	—
Additions to valuation allowance	3,063	2,682	4,185
Divestitures	(16,616)	—	—
Exchange differences	(19)	(289)	(307)

Balance at end of year	$4,754	$7,147	$11,025

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The Statutory losses would be deducted from undistributed earnings tax and were not subject to expiration from Taiwan operations.

As of December 31, 2015, we had net operating loss carryforwards available to offset future income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	12,092	indefinite
Taiwan	27,167	2020~2025

	39,259

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2013, 2014 and 2015 are as follows:

(in US$ thousands)	2013	2014	2015
Balance at beginning of year	$4,202	$8,798	$8,287
Current year increase (decrease)	4,173	—	—
Increase (decrease) related to prior year tax positions	375	—	(185)
Settlement	—	—	(6,830)
Exchange differences	48	(511)	(69)

Balance at end of year	$8,798	$8,287	$1,203

As of December 31, 2013, 2014 and 2015, there were $8.8 million, $8.3 million and $1.2 million of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2013, 2014 and 2015, $6.7 million, $6.4 million and $0 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2013, 2014 and 2015.

Our major tax paying components are all located in Taiwan. As of December 31, 2015, the income tax filings in Taiwan have been examined for the years through 2013, but we have filed appeals for the 2009, 2011, 2012 and 2013 tax filings.

In 2013, 2014 and 2015, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown in 2006. The income tax authority has made decisions on the amortization for our tax filings through 2013. We have filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, pending further response from the tax authority.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

NOTE 25. RELATED-PARTY TRANSACTIONS

During 2014 and 2015, we have outsourced certain development of software to Double2 Network Technology Co., Ltd., an equity-method investee. The operating costs amounted to $113 thousand and $108 thousand for the years ended December 31, 2014 and 2015, respectively.

NOTE 26. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2017. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2015:

(in US$ thousands)	Amount
2016	302
2017	53

$355

Rental expense for operating leases amounted to $1.0 million, $1.0 million and $909 thousand for the years ended December 31, 2013, 2014 and 2015, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2015.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2016	$—	$1,500	$1,500
After 2016	5,000	—	5,000

	$5,000	$1,500	$6,500

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

NOTE 27. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We currently have two operating segments: an Asian online game and service business segment, and a cloud service business segment. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derives its revenues from providing cloud products and services to medium-to-larger enterprises as well as public sectors.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Financial information for each operating segment was as follows for the years ended December 31, 2013, 2014, and 2015:

(in US$ thousands)	Asian online game and service	Cloud service business	Total

2013:
Net revenue from external customers	$14,106	$926	$15,032

Loss from operations	$(33,677)	$(1,218)	$(34,895)

Share-based compensation	$(225)	$69	$(156)

Impairment loss on intangible assets	$13,251	$—	$13,251

Impairment loss on prepaid licensing and royalty fees	$2,752	$—	$2,752

Impairment loss on goodwill	$17,054	$—	$17,054

Interest income	$9	$—	$9

Interest expense	$8	$—	$8

Gain on sales of marketable securities	$1,739	$—	$1,739

Foreign exchange gain	$236	$—	$236

Gain on equity method investments - net	$526	$—	$526

Depreciation	$336	$8	$344

Amortization, including intangible assets	$1,862	$42	$1,904

Income tax expense	$150	$78	$228

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in US$ thousands)	Asian online game and service	Cloud service business	Total

2014:
Net revenue from external customers	$8,199	$1,580	$9,779

Loss from operations	$(8,639)	$(1,510)	$(10,149)

Share-based compensation	$93	$7	$100

Impairment loss on property, plant and equipment	$—	$28	$28

Impairment loss on intangible assets	$—	$115	$115

Impairment loss on prepaid licensing and royalty fees	$1,259	$—	$1,259

Interest income	$31	$—	$31

Interest expense	$243	$—	$243

Gain on sales of marketable securities - net	$8,792	$—	$8,792

Foreign exchange gain (loss)	$(306)	$—	$(306)

Gain (loss) on equity method investments - net	$(531)	$—	$(531)

Depreciation	$239	$28	$267

Amortization, including intangible assets	$1,124	$71	$1,195

Income tax expense (benefits)	$(92)	$—	$(92)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in US$ thousands)	Asian online game and service	Cloud service business	Total

2015:
Net revenue from external customers	$8,545	$1,706	$10,251

Loss from operations	$(12,735)	$(1,240)	$(13,975)

Share-based compensation	$6	$(23)	$(17)

Impairment loss on property, plant and equipment	$—	$60	$60

Impairment loss on intangible assets	$—	$5	$5

Impairment loss on prepaid licensing and royalty fees	$4,187	$—	$4,187

Interest income	$12	$—	$12

Interest expense	$128	$1	$129

Gain on sales of marketable securities - net	$19,939	$—	$19,939

Foreign exchange gain (loss)	$(145)	$—	$(145)

Gain (loss) on equity method investments - net	$(600)	$—	$(600)

Impairment loss on marketable securities and investments	$1,290	$—	$1,290

Depreciation	$233	$40	$273

Amortization, including intangible assets	$212	$32	$244

Income tax expense (benefits)	$(14)	$—	$(14)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2013	2014	2015
Loss from operations:
Total segments	$(34,895)	$(10,149)	$(13,975)
Adjustment*	(3,592)	(3,324)	(6,020)

Total GigaMedia consolidated	$(38,487)	$(13,473)	$(19,995)

Share-based compensation
Total segments	$(156)	$100	$(17)
Adjustment*	375	(79)	82

Total GigaMedia consolidated	$219	$21	$65

Impairment loss on property, plant and equipment:
Total segments	$—	$28	$60
Adjustment*	—	—	—

Total GigaMedia consolidated	$—	$28	$60

Impairment loss on intangible assets:
Total segments	$13,251	$115	$5
Adjustment*	—	—	—

Total GigaMedia consolidated	$13,251	$115	$5

Impairment loss on prepaid licensing and royalty fees:
Total segments	$2,752	$1,259	$4,187
Adjustment*	—	—	—

Total GigaMedia consolidated	$2,752	$1,259	$4,187

Interest income:
Total segments	$9	$31	$12
Adjustment*	229	651	321

Total GigaMedia consolidated	$238	$682	$333

Interest expense:
Total segments	$8	$243	$129
Adjustment*	41	—	53

Total GigaMedia consolidated	$49	$243	$182

Gain (loss) on sales of marketable securities - net:
Total segments	$1,739	$8,792	$19,939
Adjustments*	—	(171)	—

Total GigaMedia consolidated	$1,739	$8,621	$19,939

Foreign exchange gain (loss):
Total segments	$236	$(306)	$(145)
Adjustments*	(191)	(250)	(252)

Total GigaMedia consolidated	$45	$(556)	$(397)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(in US$ thousands)	2013	2014	2015
Gain (loss) on equity method investments - net:
Total segments	$526	$(531)	$(600)
Adjustment*	—	—	—

Total GigaMedia consolidated	$526	$(531)	$(600)

Impairment loss on marketable securities and investments:
Total segments	$—	$—	$1,290
Adjustment*	—	—	—

Total GigaMedia consolidated	$—	$—	$1,290

Depreciation:
Total segments	$344	$267	$273
Adjustments*	64	39	21

Total GigaMedia consolidated	$408	$306	$294

Amortization:
Total segments	$1,904	$1,195	$244
Adjustments*	3	16	1

Total GigaMedia consolidated	$1,907	$1,211	$245

Income tax expense (benefit):
Total segments	$228	$(92)	$(14)
Adjustments*	(167)	19	(400)

Total GigaMedia consolidated	$61	$(73)	$(414)

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2013, 2014 and 2015, the compensation related was approximately $2.1 million, $1.7 million and $1.3 million, respectively; professional fees was approximately $125 thousand, $174 thousand and $587 thousand, respectively. The termination charge of proposed acquisition of $2.0 million in 2015 is also included in the adjustments.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Major Product Lines

Revenues from the Company’s major product lines are summarized as follow:

(in US$ thousands)	2013	2014	2015
MahJong and casino casual games	$7,065	$4,301	$3,113
PC massively multiplayer online games	6,968	1,908	1,670
Mobile role playing games	—	1,914	2,807
Other games and game related revenues	73	76	955
Cloud computing services	926	1,580	1,706

	$15,032	$9,779	$10,251

Major Customers

No single customer represented 10 percent or more of GigaMedia’s consolidated total net revenues in any period presented.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2013	2014	2015
Taiwan	$11,793	$7,413	$6,889
Hong Kong	3,239	2,366	3,362

	$15,032	$9,779	$10,251

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2013	2014	2015
Taiwan	$1,657	$1,641	$1,320
Hong Kong	20	22	71

	$1,677	$1,663	$1,391

NOTE 28. SUBSEQUENT EVENTS

Divestiture of PerfectPairs

In January 2016, we disposed of PerfectPairs Gaming Co., Ltd. (“PerfectPairs”), a Taiwan-based subsidiary of our Asian online game and service business operations, by selling 100% of PerfectPairs shares to two Taiwanese individuals unrelated to our Group for total cash considerations approximating $746 thousand. Upon the disposal, we deconsolidated PerfectPairs and recognized a disposal gain of approximately $797 thousand in 2016.

Disposal of Owned Office Premises

In January 2016, we entered into disposal agreements to sell certain office premises which were not used for our principal business to several counterparties unrelated to our Group, for total cash considerations approximating $1.8 million. The closing of the disposals occurred in March 2016. Upon the closing, we recognized disposal gains of approximately $673 thousand.