Form 20-F
period 2016-12-31
GIGAMEDIA Ltd
filed 2017-04-28
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S–T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

(ii)	“Shares” are to ordinary shares of our Company;
(iii)	“East Gate” are to East Gate Media Contents & Technology Fund L.P., a partnership organized under the laws of the Republic of Korea.
(iv)	“Everest Gaming” are to Mangas Everest S.A.S, a société par actions simplifiée registered with the Trade and Companies Registry of Paris and organized under the laws of France;
(v)	“FingerRockz” are to FingerRockz Co., Ltd., a company incorporated under the laws of Taiwan that develops and publishes mobile games and apps;
(vi)

“FunTown” are to our Asian online game and service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands;

(vii)	“GigaCloud” are to the cloud computing services operated through our subsidiary GigaMedia Cloud;
(viii)	“GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a company incorporated under the laws of Taiwan;
(ix)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”);
(x)	“IAH” or “IAHGames” are to Infocomm Asia Holdings Pte. Ltd., an online game operator, publisher and distributor in Southeast Asia and incorporated under the laws of the Republic of Singapore;
(xi)	“JIDI” are to JIDI Network Technology (Shanghai) Co., Ltd., our wholly owned subsidiary incorporated under the laws of the PRC;
(xii)	“PerfectPairs” are to PerfectPairs Gaming Co., Ltd., a company incorporated under the laws of Taiwan that develops and publishes mobile games and apps; and
(xiii)	“Shanghai JIDI” are to Shanghai JIDI Network Technology Co., Ltd., a company incorporated under the laws of the PRC.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may consist of or contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “forecast,” “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict,” “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “should,” “shall,” “is likely to” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our business plan and strategies;
•	our future business development and potential financial condition, results of operations and other projected financial information;
•	our ability to manage current and potential future growth;
•	expected continued acceptance of our revenue model;
•	our plans for strategic partnerships, licenses and alliances;
•	our acquisition and strategic investment, and our ability to successfully integrate any past, current, or future acquisitions into our operations;
•	our ability to protect our intellectual property rights and the security of our customers’ information;
•	the launch of new online games according to our timetable;
•	expected continued acceptance of our online games, including expected growth of the online games industry, and consumer preferences for our products and services;
•	the in-house development of new online games;
•	our plans to license additional games from third parties, and the launch of these new games, including the timing of any such development, licenses or launches, in various geographic markets;
•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;
•	the potential entry of new competitors in any of our business lines;
•	changes or stability in certain regulatory environments relating to our cloud service operations;
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

The following selected consolidated balance sheet data as of December 31, 2015 and 2016 and the selected consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014, and the selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2012	2013	2014	2015	2016
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Asian online game and service revenues	$27,470	$14,106	$8,199	$8,545	$8,971
Other revenues	—	926	1,580	1,706	—
Total operating revenues	27,470	15,032	9,779	10,251	8,971
COSTS OF REVENUES
Cost of Asian online game and service revenues	(11,388)	(6,425)	(6,010)	(7,018)	(4,138)
Cost of other revenues	—	(1,159)	(1,825)	(1,871)	—
Total costs of revenues	(11,388)	(7,584)	(7,835)	(8,889)	(4,138)
GROSS PROFIT	16,082	7,448	1,944	1,362	4,833
OPERATING EXPENSES
Product development and engineering expenses	(1,471)	(1,698)	(892)	(688)	(1,045)
Selling and marketing expenses	(8,377)	(4,815)	(6,708)	(8,655)	(5,513)
General and administrative expenses	(13,384)	(6,324)	(6,378)	(5,759)	(3,456)
Impairment loss on property, plant, and equipment	—	—	(28)	(60)	(471)
Impairment loss on goodwill	(12,489)	(17,054)	—	—	—
Impairment loss on intangible assets	(15)	(13,251)	(115)	(5)	(57)
Impairment loss on prepaid licensing and royalty fees	(702)	(2,752)	(1,259)	(4,187)	(1,386)
Termination of proposed acquisition	—	—	—	(2,000)	—
Other	(218)	(41)	(37)	(3)	(35)
Total operating expense	(36,656)	(45,935)	(15,417)	(21,357)	(11,963)
Loss from operations	(20,574)	(38,487)	(13,473)	(19,995)	(7,130)
Equity in net earnings (losses) on equity investments - net	234	526	(531)	(600)	(1,731)
Loss from continuing operations	(13,596)	(34,743)	(4,990)	(2,288)	(6,066)
Loss from discontinued operations, net of tax	(2,521)	(318)	—	—	—
Net loss	(16,117)	(35,061)	(4,990)	(2,288)	(6,066)
Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	827	281	(165)	45	—
Net loss attributable to shareholders of GigaMedia	$(15,290)	$(34,780)	$(5,155)	$(2,243)	$(6,066)
Loss per share (in dollars):
Basic:
Loss from continuing operations	$(1.26)	$(3.40)	$(0.48)	$(0.20)	$(0.55)
Loss from discontinued operations	(0.25)	(0.03)	—	—	—
Net loss	$(1.51)	$(3.43)	$(0.48)	$(0.20)	$(0.55)
Diluted:
Loss from continuing operations	$(1.26)	$(3.40)	$(0.48)	$(0.20)	$(0.55)
Loss from discontinued operations	(0.25)	(0.03)	—	—	—
Net loss	$(1.51)	$(3.43)	$(0.48)	$(0.20)	$(0.55)

There were no dividends declared in 2012, 2013, 2014, 2015 and 2016.

As of December 31,

(US dollars in thousands except for number of issued shares)

	2012	2013	2014	2015	2016
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$85,135	$83,331	$91,158	$74,498	$68,882
Property, plant and equipment-net	1,949	1,677	1,663	1,391	7
Goodwill	16,934	—	—	—	—
Intangible assets-net	15,675	1,461	222	88	—
Total assets	140,394	103,321	108,304	81,195	70,327
Total current liabilities	21,647	14,839	27,337	13,482	8,998
Total GigaMedia’s shareholders’ equity	118,231	88,448	79,019	65,991	59,658
Common shares, no par value, and additional paid-in capital	304,851	305,072	308,682	308,745	308,754

Number of issued shares (in thousands)	10,144	10,145	11,052	11,052	11,052

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2014, 2015 and 2016, we incurred operating losses of US$13.5 million, US$20.0 million and US$7.1 million as well as net losses of US$5.2 million, US$2.2 million and US$6.1 million, respectively. Our future profitability will depend to a great extent upon the performance of our Asian online game and service business and cloud service business. The key factors affecting our businesses include:

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

•

Cloud service business: global economic conditions and general economic conditions of our target markets; the availability of the Internet infrastructure; and the technological and other competition from existing and new competitors, our ability to attract new users and maintain user satisfaction; the pace of rolling out new products and services or updating existing offerings by us or our competitors; the amount and timing of operating costs and capital expenditures relating to our business operations and expansion; and regulatory risks associated with our operations in Greater China.

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

Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our Asian online game and service business and the cloud service business, financial condition and results of operations.

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

The success of our cloud service business is dependent on the growth and public acceptance of our services.

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

Our cloud service business depends on continued and unimpeded access to the Internet by us and our users. Internet access providers and Internet backbone providers may be able to block, degrade or charge for access to or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users.

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

A material weakness in our internal controls over financial reporting has been identified which could, if not remedied, result in material misstatements in our financial statements, and adversely affect investor confidence in us.

The Sarbanes‑Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes‑Oxley Act, to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report annually on the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses in our internal control over financial reporting identified by our management. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Although we have concluded that our consolidated financial statements and other financial information included in this report present fairly, in all material respects, the financial condition, results of operations and cash flows of our company and its subsidiaries for the periods presented in this report, a material weakness relating to insufficient coverage of Service Organization Controls (“SOC”) Report for Google Cloud Platform (“GCP”) service was identified. See “Item 15. Controls and Procedures” for further details.

We are taking specific steps to enhance our internal control environment and remediate the material weakness by updating our internal policy and procedures to enhance access control over GCP services, and real-time monitoring over GCP services. The Company also plans to enhance our internal requirements and criteria in selecting future third-party service providers that will make the consideration of a SOC report covering at least nine months in a year necessary. Nonetheless, if our remedial measures are insufficient to address the material weakness, or if additional material weaknesses in our internal controls over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our consolidated financial statements. This could cause investors to lose confidence in our reported financial information, harm our results of operations and lead to a significant decline in the trading price of our shares. Furthermore, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and sanctions.

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

Our principal executive offices and a significant portion of our assets are located in Taiwan and a major portion of our revenues of Asian online game and service business are derived from our operations in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our Asian online game and service and cloud service businesses.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2016, the closing prices of our Shares on the NASDAQ Stock Market have ranged from US$2.34 to US$3.23 per share, and the closing price on April 6, 2017 was US$2.97. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Sizable percentage of our outstanding Shares are beneficially owned by the Koo family, which accordingly has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may differ from yours.

As of March 31, 2017, a member of the Koo family beneficially owned 19.54% of our outstanding Shares. Accordingly, a member of the Koo family has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of such member of the Koo family may differ from your interests.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2016, the first quarter of 2017 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2016, and we will likely be a PFIC for our current taxable year ending December 31, 2017, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

In January 2006, we acquired FunTown, an Asian online game and service business operated in Taiwan and Hong Kong. In 2012, we began internal development of GigaCloud, a cloud computing software business focused on serving SMEs in Greater China. GigaCloud completed development of its first bundle of software and services in March 2013 and began commercial operations in April 2013. In 2016, we combined our GigaCloud cloud service operations with our Asian online gaming business to optimize allocation of resources.

As part of plans to turn around the Company’s financial performance, in 2012 we began implementation of a disposal and asset optimization program targeting non-strategic investments and underperforming assets. During 2012, we completed the sale of a remaining 33.66% interest we held in an underperforming legacy online gambling business, Everest Gaming. In 2016, we continued to dispose of underperforming and non-strategic investments. Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Certain Significant Events Affecting Our Results of Operations for 2014, 2015 and 2016”.

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

We are a diversified growth company with online game operations in Taiwan, Hong Kong and Macau. We do not utilize variable-interest entities (“VIEs”) in our operations.

In online games, we own 100% of and operate FunTown, a leading online game portal in Taiwan and Hong Kong. FunTown is focused on the high-growth mobile and browser-based casual games market in Asia.

In cloud computing, we own 100% of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for SMEs in Taiwan. In 2016, after a review of our business plan, we combined our GigaCloud cloud service business with our Asian online game business.

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

MMO

In Taiwan and Hong Kong, we offer 8 MMORPGs and 3 MMOs of other sub-genre through FunTown. In June 2006, we launched the MMO sports game Tales Runner. Tales Runner is a multi-player obstacle running game in which players compete by running, jumping, dashing and using items. Since the launch, Tales Runner has become one of the most popular online sports games in Hong Kong.

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

In 2014, we launched six MMORPGs. In 2015 and 2016, we launched another seven MMORPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed among the other MMORPG games. Yume100 is a multi-player story-based game in which players assume game characters and compete to complete challenges, and it primarily targets female players in the age range of 15 to 35 years old. As of the end of 2016, the accumulated sales revenues of Yume100 were approximately US$3.8 million.

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

Our Players

In Taiwan and Hong Kong, as of December 31, 2016, we had an aggregate of about 12.9 million unique registered players of our online games, more than 97% of which were located in Taiwan. As of December 31 2016, we recorded approximately 44,000 active paying players

Competition

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

Partnership with East Gate

In August 2010, we entered into a partnership agreement to invest KRW 6 billion (approximately US$5.1 million) in East Gate, a Korean fund with total assets under management of KRW 34 billion, in return for a 17.65% partnership interest in proportion to our investment, as a limited partner. In November 2016, we entered into a fund partnership purchase agreement to transfer and sell our entire 17.65% partnership interest to the general partner of East Gate for consideration of US$1.2 million. Upon closing of the transaction on November 30, 2016, we disposed of all our rights and benefits attached to and in relation to our investment in East Gate.

Cloud Service Business

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

In 2016, after a review of our business plan, we combined our GigaCloud cloud service business with our Asian online game business to optimize allocation of resources.

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

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

*	Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned unless otherwise indicated.

Entity	Place of Incorporation	Relationship
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	Cayman Islands	Wholly-owned subsidiary
Cambridge Entertainment Software Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (HK) Limited	Hong Kong	Wholly-owned subsidiary
GigaMedia (Cayman) Limited	Cayman Islands	Wholly-owned subsidiary
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Capital Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia Freestyle Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
GigaMedia (Labuan) Limited	Labuan	Wholly-owned subsidiary
Dragon Mark Holdings Limited	British Virgin Islands	Wholly-owned subsidiary
Megabiz Limited	British Virgin Islands	Wholly-owned subsidiary
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	Wholly-owned subsidiary
Held by GigaMedia (Labuan) Limited
Leisure Alliance Sdn. Bhd.	Malaysia	Wholly-owned subsidiary
Held by GigaMedia (Cayman) Limited
Hoshin GigaMedia Center Inc.	Taiwan	Wholly-owned subsidiary
GigaMedia Development Corporation	Taiwan	Wholly-owned subsidiary (Dormant)
GigaMedia Cloud Services Co. Ltd.	Taiwan	Wholly-owned subsidiary
Held by Hoshin GigaMedia Center Inc.
Gaminfinity Publishing Co. Ltd.	Taiwan	Wholly-owned subsidiary
Play2gether Digital Technology Co. Ltd.	Taiwan	Wholly-owned subsidiary
Held by Giga Development Corporation
Wen He Investment Ltd.	Taiwan	Wholly-owned subsidiary
Held by Cambridge Entertainment Software Limited
Cambridge Interactive Development Corporation	U.S.A.	Wholly-owned subsidiary
Held by GigaMedia(HK) Limited
Shanghai Pontoon Networking Technology Co., Ltd.	China	Wholly-owned subsidiary

D.	Property, Plant and Equipment

As of April 6, 2017, we leased 28,168 square feet as office premises as our corporate head office in Taipei, Taiwan and 4,831 square feet as office premises for FunTown’s office in Hong Kong. In addition, we leased 1,265 square feet of warehouse space in Hong Kong.

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
•

Our cloud product and service business aimed at providing an integrated platform of services and tools for medium to large enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as bidding for government contracts in Taiwan. In 2016, after review of our business plan, we combined our cloud service and Asian online game businesses to optimize allocation of resources.

In 2016, we had total operating revenues of approximately US$9.0 million, a decrease of approximately US$1.3 million year-over-year. Our total costs and expenses decreased by approximately US$14.1 million year-over-year to US$16.1 million, primarily due to reduced cost, less impairment losses recognized during the year, which decreased by US$2.3 million, and we had a charge of US$2.0 million for termination of a proposed acquisition in 2015. We incurred an operating loss of approximately US$7.1 million, a decrease of approximately US$12.9 million year-over-year. We recognized a non-operating loss of approximately US$85,000, a decrease from income of approximately US$17.4 million last year, primarily due to gains on sales of marketable securities of US$19.9 million in 2015. We recognized income tax benefits of approximately US$1.1 million, an increase of approximately US$735,000 year-over-year, primarily due to reduction in uncertainty of certain tax positions. We recognized a net loss attributable to us of approximately US$6.1 million, an increase of approximately US$3.8 million year-over-over, primarily resulting from the aforementioned factors.

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

In 2016, our Asian online game and service business generated revenue of approximately US$8.9 million, gross profit of approximately US$4.8 million, operating loss of approximately US$3.9 million, non-operating loss of approximately US$1.0 million, and net loss attributable to us of approximately US$4.9 million.

Cloud Product and Service Business. Our cloud product and service business made its first revenue contributions in the fourth quarter of 2013. In 2016, after review of our business plan, we combined our cloud service and Asian online game businesses to optimize allocation of resources.

Certain Significant Events Affecting Our Results of Operations for 2014, 2015 and 2016

Divestiture of PerfectPairs

In January 2016, we disposed of PerfectPairs by selling our entire equity interest to two Taiwanese individuals unrelated to our Group for total cash consideration amounted to approximately US$760,000. Upon the disposal, we deconsolidated PerfectPairs and recognized a disposal gain of approximately US$827,000. Summarized financial information for PerfectPairs upon the deconsolidation and the gain on sale is as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$760
The carrying amount of PerfectPairs
Cash	482
Receivables and other current assets	40
Property, plant and equipment	71
Intangible and other noncurrent assets	13
Accounts payable and accrued expenses	(528)
Other payable and other current liabilities	(144)
The carrying amount of PerfectPairs at the date of deconsolidation	(66)
Exchange difference	1
Gain on sale of PerfectPairs	$827

Operating Results and Divestiture of Our Investment in East Gate

Based on our partnership agreement with East Gate, we determined that we have the ability to exercise significant influence over East Gate, and accordingly accounted for our investment under the equity method. In 2014, 2015 and 2016, we recognized equity method loss of approximately US$489,000, US$494,000 and US$1.6 million, respectively, on our investment in East Gate.

In November 2016, we entered into a fund partnership purchase agreement to transfer and sell our entire 17.65% partnership interest of East Gate to a Korean investor unrelated to our Group for consideration of US$1.2 million. Upon closing of the transaction on November 30, 2016, we disposed of all our rights and benefits attached to and in relation to our investment in East Gate. Summarized financial information for the gain on disposal of the investment is as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$112
The fair value of consideration receivable, net of any transaction costs	1,058
1,170
The carrying amount of the investment of East Gate at the date of disposal	1,398
Exchange difference	250
Gain on disposal of investment in East Gate	$22

Disposal of Owned Office Premises

In January 2016, we entered into disposal agreements to sell certain office premises not used for our principal business to several counterparties unrelated to us, for total cash consideration amounted to approximately US$1.9 million. The closing of the disposals occurred in March 2016. Upon the closing, we recognized disposal gains of approximately $798,000.

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

2016 Impairment Losses

Due to certain underperforming game projects and decreased forecasts within our Asian online game and service business, we recognized an impairment loss of US$1.9 million in our consolidated financial statements for the year ended December 31, 2016 as follows:

1) US$1.4 million impairment loss on prepaid licensing and royalty fees, which related to certain licensed games for which the carrying amounts were determined not to be recoverable due to underperformance of certain games. Prepaid licensing and royalty fees are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$471,000 impairment loss on property, plant and equipment and US$57,000 impairment loss on intangible assets for capitalized software costs as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those long-lived and intangible assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives. Those long-lived and intangible assets are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

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

Other Revenues

Other revenues include cloud service revenues, which were related to cloud computing services provided by our Company. Revenues were recorded net of discounts. Cloud service revenues were recognized for the period of time for which we provide services to the customers. Our Company recognized any customer advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products were recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue was US$1.9 million and US$1.8 million at December 31, 2015 and 2016, respectively. Pursuant to relevant requirements in Taiwan, cash amounted to US$1.0 million and US$0.5 million as of December 31, 2015 and 2016, respectively, have been deposited in an escrow account in bank as performance bond for the players’ game points, and are presented as restricted cash in the consolidated balance sheet.

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

Based on the analysis, we estimated the fair values of certain prepaid licensing and royalty fee assets to be impaired, and recognized impairment charges of US$1.3 million, US$4.2 million and US$1.4 million on prepaid licensing and royalty fees in 2014, 2015 and 2016, respectively.

The impairment losses recognized in 2014, 2015 and 2016 were mainly due to lower than expected performances of products and services or resulted from the uncertain commercial viability of products and services, or from game development that did not successfully pass the testing phase and for which we fully wrote off the contractual value of related fees paid. In 2016, we recognized a US$1.4 million impairment loss on prepaid licensing and royalty fees for certain licensed games that we had determined the carrying amount of which to not be fully recoverable considering its lower-than-expected rate of attracting new gamers and retaining existing gamers, thus we concluded that the prepaid licensing fees were impaired and recognized an impairment loss of US$1.4 million.

Impairment of Long-lived Assets and Intangible Assets with Definite Useful Life

We review our long-lived assets and intangible assets with definite useful life that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon certain assumptions about expected future operating performance. If the sum of the expected undiscounted future cash flows is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. Prior to evaluating goodwill for impairment, we evaluated our long-lived assets and intangible assets with definite useful life for impairment. We determined that we have two asset groups for impairment testing purposes, one of which is associated with our online game operations, and the other is associated with our cloud services. In 2014 and 2015, we found that the profit margin generated by certain cloud product and service lines was very low, and such product and service lines were projected to generate losses in the coming years. Therefore in strategic consideration of our cloud business plan we decided to reposition our business and fade out such services. And we have decided to retire the long-lived assets and intangible assets related to such products and services. We therefore determined that the fair value of those related long-lived assets and intangible assets was zero and recognized an impairment loss of US$28,000 and US$60,000 on property, plant and equipment, and an impairment loss of US$115,000 and US$5,000 on intangible assets in 2014 and 2015, respectively. In 2016, we considered our consecutive operating losses in recent years and that the carrying amounts of our long-lived assets would not be recoverable based on cash flow projections from current games that typically have shorter lives. We therefore determined that the fair value of those long-lived assets and intangible assets was zero and recognized an impairment loss of US$471,000 and US$57,000 on property, plant and equipment, and on intangible assets, respectively.

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

As of December 31, 2014, 2015 and 2016, we recognized valuation allowances of US$7.1 million, US$11.0 million and US$11.9 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of December 31, 2014, 2015 and 2016. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2014, the valuation allowance on the deferred tax assets increased by US$2.3 million to US$7.1 million mainly due to an addition of US$2.2 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2015, the valuation allowance on the deferred tax assets increased by US$3.9 million to US$11.0 million, mainly due to an addition of US$2.6 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2016, the valuation allowance on the deferred tax assets decreased by US$0.9 million to US$11.9 million, mainly due to addition of US$1.7 million, utilization of US$753,000 and divestiture of US$311,000.

The effect of the changes of the valuation allowance decreased our income tax benefit by US$2.7 million, US$4.2 million and US$1.7 million, for the years ended December 31, 2014, 2015 and 2016, respectively.

Recent Accounting Pronouncements

The FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, in March 2016. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. Our company adopted the amendments as of January 1, 2017 and the effects are expected to be immaterial for the year.

The FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of the amendments are intellectual property and property, plant, and equipment. Our company will adopt this ASU on January 1, 2018, on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the ASU to have significant impact to our consolidated financial statements.

The FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, in June 2016. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU also requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Our company will adopt this ASU as of January 1, 2020. As currently we estimate the recoverable amounts of our investments and financial instruments applying the most of our available information, the impact on our financial results is expected to be minor.

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

Development of cloud computing and online games industries. We began developing the cloud service business in the second half of 2012. The business launched in early April 2013. The cloud computing and online games industries are in relatively early stages of development. We believe that our results of operations are likely to be affected by developments in these industries, including:

•	the development and regulation of these industries;
•	our adaptation to technological change, such as the shift towards greater use of mobile phones and tablets for Internet access;
•	changing consumer preferences, including for mobile games;
•	legal development affecting these industries; and
•	general economic conditions in the markets where we or our licensees operate.

Competition. Our online games business operates in an extremely competitive industry and our cloud service business may face strong future industry competition as the cloud computing industry grows in Asia. Our Asian online games business is characterized by rapid technological change and we face significant and intense competition from online game software design houses, application service providers and casual games operators. Our nascent cloud service business also faces rapid technological change and potential intense future competition from major telecommunication service operators and Internet application providers.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2014		2015		2016
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Asian online game and service revenues	$8,199	83.8	$8,545	83.4	$8,971	100.0
Other revenues	1,580	16.2	1,706	16.6	—	0.0
Total operating revenues	9,779	100.0	10,251	100.0	8,971	100.0
COSTS OF REVENUES
Cost of Asian online game and service revenues	6,010	61.4	7,018	68.5	4,138	46.1
Cost of other revenues	1,825	18.7	1,871	18.2	—	0.0
Total costs of revenues	7,835	80.1	8,889	86.7	4,138	46.1
Gross profit	1,944	19.9	1,362	13.3	4,833	53.9
OPERATING EXPENSES
Product development and engineering expenses	892	9.1	688	6.7	1,045	11.7
Selling and marketing expenses	6,708	68.6	8,655	84.4	5,513	61.5
General and administrative expenses	6,378	65.2	5,759	56.2	3,456	38.5
Impairment loss on property, plant and equipment	28	0.3	60	0.6	471	5.3
Impairment loss on intangible assets	115	1.2	5	—	57	0.6
Impairment loss on prepaid licensing and royalty fees	1,259	12.9	4,187	40.9	1,386	15.4
Termination of proposed acquisition	—	—	2,000	19.5	—	—
Other	37	0.4	3	0.0	35	0.4
Total operating expenses	15,417	157.7	21,357	208.3	11,963	133.4
Loss from operations	(13,473)	(137.8)	(19,995)	(175.5)	(7,130)	(79.5)
NON-OPERATING INCOME (EXPENSES), NET	8,410	86.0	17,293	168.7	(85)	(0.9)
LOSS BEFORE INCOME TAXES	(5,063)	(51.8)	(2,702)	(26.3)	(7,215)	(80.4)
INCOME TAX BENEFIT	73	0.8	414	4.0	1,149	12.8
NET LOSS	(4,990)	(51.0)	(2,288)	(22.3)	(6,066)	(67.6)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(165)	(1.7)	45	0.4	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(5,155)	(52.7)	$(2,243)	(21.9)	$(6,066)	(67.6)

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

For the Years Ended December 31, 2016 and 2015

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2016 decreased by 12.5 percent to US$9.0 million from US$10.3 million in 2015. The decrease was primarily due to the decrease of revenues from our cloud service business and the resulted combination with our Asian online game and service segment. The revenues from Asian online games increased slightly by US$0.4 million, mainly attributed to a 66.5 percent increase in revenues from mobile role playing games to $4.7 million in 2016 from $2.8 million in 2015 as a result of new games launched in 2016 and a certain mobile game launched in the fourth quarter of 2015 recorded full-year revenues. The increase was partially offset by a 21.0 percent decrease in revenues from MahJong and casino casual games to $2.5 million in 2016 from $3.1 million in 2015, primarily due to shrinking demand for legacy online games; and by a 75.9 percent decrease in revenues from other types of games and game-related revenues. The revenues from our cloud service business decreased by US$1.7 million due to the combination with our Asian online game and service segment and re-integration of resources previously allocated to it.

COSTS OF REVENUES. Costs of revenues in 2016 decreased by US$4.8 million, or 53.4 percent, to US$4.1 million in 2016 from US$8.9 million in 2015. The decrease in costs of revenues, out of proportion to the decrease in revenues, mainly reflected decreased outsourcing development costs in FunTown and decreased licensing fee costs, because in 2016, certain licensed mobile games were licensed at lower license fees with higher running royalties.

GROSS PROFIT. Gross profit increased to US$4.8 million in 2016 from US$1.4 million in 2015. Gross profit margin was 53.9 percent in 2016 compared with 13.3 percent in 2015, mainly due to decreased operating costs in FunTown, and the integration of our cloud service business with Asian online game and service segment..

OPERATING EXPENSES. Total operating expenses decreased by 44.0 percent to US$12.0 million in 2016 from US$21.4 million in 2015. The decrease in total operating expenses, further discussed below, was mainly due to our efforts in expenditure reduction, less impairment loss incurred, and in 2015, certain additional expenses and a termination charge of US$2.0 million were incurred for a proposed acquisition.

Consolidated product development and engineering expenses increased by 51.9 percent in 2016 to US$1.0 million from US$0.7 million in 2015. This increase was mainly due to increased in-house development activities.

Consolidated selling and marketing expenses decreased by 36.3 percent to US$5.5 million in 2016 from US$8.7 million in 2015, primarily due to FunTown’s efforts in enhancing its marketing efficiency and effectiveness..

Consolidated general and administrative expenses decreased by 40.0 percent to US$3.5 million in 2016 compared to US$5.8 million in 2015, primarily due to our efforts in expenditure reduction and certain additional expenses were incurred in 2015 for a proposed acquisition.

Termination of proposed acquisition of US$2.0 million in 2015 was related to a share purchase agreement entered into by GigaMedia in June 2015, which was subsequently terminated in October 2015, for the acquisition of Strawberry Cosmetics, a global cosmetics e-commerce company. The total consideration for the acquisition was approximately US$93.1 million. Due to the drastic slowdown in the global economy and stock markets that resulted in a change in business development strategy on the part of GigaMedia, in October 2015, GigaMedia entered into a mutual termination agreement with Strawberry Cosmetics to terminate the share purchase agreement. Upon termination, GigaMedia paid US$2.0 million as consideration for the termination to the shareholders of Strawberry Cosmetics, and the parties, in turn, released each other from any claims they may have in relation to the proposed acquisition.

OPERATING LOSS. Operating loss for 2016 was US$7.1 million compared to US$20.0 million in 2015. The US$12.9 million loss decrease in operating loss was primarily a result of decreased expenses and impairment losses, as well as termination of the proposed acquisition in 2015, along with an increase in gross profit.

NON-OPERATING INCOME (LOSS), NET. Non-operating income, net was US$85,000 in 2016 compared to income of US$17.3 million in 2015. The non-operating income, net in 2016 primarily included (1) US$751,000 gain on sales of property, plant and equipment, which were primarily sales of certain office premises not used for our principal business, (2) US$849,000 gain on sales of subsidiary and equity method investments, and (3) US$1.7 million equity method loss in 2016. The non-operating income, net in 2015 primarily included (1) US$19.9 million gain on sales of marketable securities, (2) US$1.3 million impairment loss on investments and (3) US$600,000 equity method loss in 2015.

Equity method losses were US$1.7 million and US$600,000 in 2016 and 2015, respectively, primarily on our investment in East Gate. East Gate incurred losses in 2016 and 2015 mainly due to investment and impairment losses on its investments in game companies and profit-sharing rights in film projects, as certain of those investments and the carrying amounts of the rights were determined not to be fully recoverable. The recoverability is determined using various valuation techniques including applying price multiples derived from comparable companies and discounted cash flow model, and third-party independent appraisals, as considered necessary. Forms of leisure and entertainment became increasingly diversified, while a few platform providers such as Google and Apple enjoyed greater bargaining power due to their dominance of the channels. Those factors significantly suppressed the profit margins of online game and other entertainment businesses in recent years. Rapid technology changes also caused the mid- and longer-term game product development to be exposed to higher risk of becoming obsolete. In November 2016, we disposed of all our rights and benefits attached to and in relation to our investment in East Gate and recognized a gain of US$22,000 upon disposal.

INCOME TAX BENEFITS. Income tax benefits for 2016 amounted to US$1.1 million compared to US$414,000 in 2015, primarily due to decreased uncertainty in a tax position, resulting to reduction in deferred income tax liabilities.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2016 was US$6.1 million compared to US$2.2 million in 2015. The increase reflected the aforementioned factors.

Operating Segment Results

Asian Online Game and Service Business

SEGMENT REVENUES. Total segment revenues increased by US$426,000, or 5.0 percent, to US$9.0 million in 2016 from approximately US$8.5 million in 2015. Such increase reflected an increase related to FunTown operations in Taiwan and Hong Kong, mainly due to increased revenues generated from mobile games although the demand for legacy online games declined.

As of December 31, 2016, FunTown’s number of registered users for the PC-based games was approximately 12,950,000, representing a slight increase of 1 percent compared with the fourth quarter of 2015. In 2016, the number of registered users for the mobile device-based games varied between games, of which the two major titles were approximately 324,000 and 334,000, and active paying accounts were 19,000 and 23,000. The highest number of daily average users ranged approximately from 32,000 to 46,000.

SEGMENT COSTS OF REVENUES. Costs of our Asian online game and service segment revenue decreased by 41.0 percent to US$4.1 million in 2016 from US$7.0 million in 2015. The decrease of US$2.9 million was mainly related to FunTown, primarily due to decreased costs of out-sourced development, and better cost structures when publishing new licensed games, as in 2016, certain licensed mobile games were licensed at lower license fees with higher running royalties.

SEGMENT GROSS PROFIT. Segment gross profit increased to US$4.8 million in 2016 from US$1.5 million in 2015. Gross profit margin increased to 53.9 percent in 2016, from 17.9 percent in 2015, mainly due to decreased out-sourced development costs and better cost structures.

SEGMENT OPERATING EXPENSES. Total segment operating expenses decreased by US$5.5 million to US$8.8 million in 2016 from US$14.3 million in 2015. The reduction was primarily due to a decrease of US$2.5 million in impairment loss related to FunTown and US$2.6 million decrease in selling and marketing expenses and US$0.5 million decrease in general and administrative expenses in 2016.

Selling and marketing expenses. Selling and marketing expenses decreased by US$2.6 million to US$5.4 million in 2016 from US$8.0 million in 2015. The decrease reflected FunTown’s efforts in enhancing its marketing efficiency and effectiveness in 2016.

General and administrative expenses. General and administrative expenses incurred in 2016 decreased by US$0.5 million to US$1.0 million from US$1.5 million in 2015. The decrease mainly reflected the lower stock-based compensation expense in 2016 in FunTown compared to 2015 for newly granted options, and completed amortization of certain intangible assets.

Impairment losses. The impairment loss in 2016 included a US$1.4 million impairment loss on certain prepaid licensing and royalty fees related to certain licensed games within FunTown that we stopped operating or for which the carrying amounts of the prepayments were determined not to be recoverable from their expected future undiscounted cash flows, and a US$0.2 million impairment loss on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue, and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games that typically have shorter lives. The impairment loss in 2015 was a US$4.2 million impairment loss on certain prepaid licensing and royalty fees related to certain licensed games within FunTown that we stopped operating or for which the carrying amounts of the prepayments were determined not to be recoverable from their expected future undiscounted cash flows.

SEGMENT OPERATING LOSS. Segment operating loss in 2016 was US$3.9 million compared to US$12.7 million in 2015. The decrease in loss was due to the aforementioned factors.

Cloud Product and Service Business

In 2016, after review of our business plan, we combined our cloud service and Asian online game service businesses to optimize allocation of resources.

For the Years Ended December 31, 2015 and 2014

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2015 increased by 4.8 percent to US$10.3 million from US$9.8 million in 2014. The increase was primarily due to an increase of US$0.3 million in revenues from the Asian online game and service segment, and an increase of US$0.2 million in revenues from our cloud service business. The increase in revenues from Asian online games was attributed to a 47 percent increase in revenue from mobile MMORPG to $2.8 million in 2015 from $1.9 million in 2014as we launched new games in 2015 and our new mobile game business that began operations in 2014 recorded full-year revenues. The increase was partially offset by a 28 percent decrease in revenue from MahJong and casino casual games to $3.1 million in 2015 from $4.3 million in 2014, primarily as a result of shrinking demand for legacy online games.

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

As of December 31, 2015, FunTown’s number of registered users for the PC-based games was approximately 12,700,000, representing a slight increase of 1 percent compared with the fourth quarter of 2014. In 2015, numbers of registered users for the mobile device-based games varied between games, of which the highest three ranged approximately from 225,000 to 299,000, and active paying accounts ranged from 4,000 to 8,000. The highest number of daily average users ranged approximately from 22,000 to 46,000.

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

Our principal sources of liquidity in 2016 were cash proceeds from the sales of certain marketable securities. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;
•	the rate at which we expand our operations and employee base;
•	the timing of entry into new markets and new services offered;
•	changes in revenues and cost splits with our business partners;

•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and
•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2014	2015	2016
Net cash used in operating activities	$(10,838)	$(16,845)	$(5,688)
Net cash provided by (used in) investing activities	(7,635)	41,174	3,253
Net cash provided by (used in) financing activities	18,825	(12,281)	(3,732)
Exchange difference	478	753	(54)
Net increase (decrease) in cash, restricted cash and cash equivalents	830	12,801	(6,221)
Cash, restricted cash and cash equivalents at beginning of year	58,801	59,631	72,432
Cash, restricted cash and cash equivalents at end of year	$59,631	$72,432	$66,211

OPERATING ACTIVITIES. In 2016, our net cash used in operating activities was US$5.7 million; we collected cash of US$9.5 million from our customers, paid US$5.8 million for license fees, royalties and channel costs, and paid approximately US$9.5 million to employees, suppliers and vendors. In 2015, our net cash used in operating activities was US$16.8 million; we collected cash of US$10.2 million from our customers, paid US$8.4 million for license fees, royalties and channel costs, and paid approximately US$15.9 million to employees, suppliers and vendors; we also paid a consideration of US$2.0 million for mutual termination of a proposed acquisition. In 2014, our net cash used in operating activities was US$10.8 million; we collected cash of US$10.0 million from our customers, paid US$7.6 million for license fees, royalties and channel costs, and paid US$12.8 million to employees, suppliers and vendors. The increased net cash outflows reflected declined gross profit in 2016 compared to 2016, and our efforts in bidding for new game licenses, marketing to expand presence and meanwhile streamlining our operations.

INVESTING ACTIVITIES. Our net cash provided by investing activities in 2016 was US$3.3 million. This primarily reflected proceeds from the disposal of certain office premises not used for our principal business, which totaled US$1.9 million, net of transaction costs, and the cash distribution amounting to US$1.4 million received from an equity investee. Our net cash provided by investing activities in 2015 was US$41.2 million. This primarily reflected proceeds from the disposal of our holdings in marketable securities, which totaled US$42.6 million, net of transaction costs partially offset by the purchase of equity investment of US$1 million. Our net cash used in investing activities was US$7.6 million in 2014. This primarily reflected purchases of investments of US$19.6 million and marketable securities of US$6.5 million, partly offset by proceeds from disposal of part of our holdings in marketable securities, which totaled US$18.7 million, net of transaction costs.

FINANCING ACTIVITIES. Our net cash used in financing activities in 2016 was US$3.7 million, mainly due to net repayments of short-term borrowings of approximately US$3.7 million. Our net cash used in financing activities in 2015 was US$12.3 million, which was mainly due to net repayments of short-term borrowings of approximately US$12.3 million. Our net cash provided by financing activities in 2014 was US$18.8 million, mainly from net proceeds from short-term borrowings of US$15.2 million and cash inflows from the exercise of stock options of US$3.6 million.

We believe that our existing cash, cash equivalents, marketable securities and our ability to renew or increase our short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2017. It is our opinion our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$0.5 million, US$0.3 million and US$0.6 million for 2014, 2015, and 2016, respectively. Capital expenditures during 2016 were primarily for leasehold improvements for our leased office premises. Our capital expenditure plans for 2017, primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our Asian online game and service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2014, 2015 and 2016, the legal reserves of Hoshin GigaMedia were approximately US$3.0 million, US$3.0 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our Asian online game business and our cloud service business. For the years 2014, 2015 and 2016, we incurred US$0.9 million, US$0.7 million and US$1.0 million, respectively, in research and development activities.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2014, 2015, and 2016” for a discussion of the most recent trends in our operating costs and revenues since the end of 2016. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

	As of December 31, 2016
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	$549	$1,489	$83	$—	$2,121
2. License fees	—	—	—	—	—
3. Minimum guarantees against royalties	60	—	—	—	60
Total contractual cash obligations	$609	$1,489	$83	$—	$2,181

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HWANG, Collin	43	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2015/2012[1]
HUANG, John Ping Chang	65	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011[2]
LIU, Nick Chia-En	55	Independent Non-Executive Director	2011[3]
HONG, Chin Fock (Damian)	68	Independent Non-Executive Director	2013[4]
TUNG, Casey K.	66	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011[5]
HUANG, Billy Bing-Yuan	59	Independent Non-Executive Director	2013[6]

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2016, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.4 million. For the information regarding pension and retirement benefits, see note 18 to our consolidated financial statements.

As of December 31, 2016, the total outstanding number of share options granted to our directors and officers was 120,000, of which 68,680 shares were vested and 51,320 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2017, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

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

As of March 31, 2017, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

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

In the years ended December 31, 2014, 2015 and 2016, our total employees were 251, 209 and 150, respectively.

As of March 31, 2017, we had a total of 138 employees, excluding part-time and temporary personnel and consultants. Of the total 138 employees as of March 31, 2017, 25 were located at our corporate headquarters, and 113 were employed for our online games business. All 138 employees were in Asia.

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2017:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HWANG, Collin	675,833	100,000
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
Directors and Officers as a group	675,833	120,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2017 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Champion Allied Limited(1)	2,159,999	19.54%
Collin Hwang	675,833	6.11%
Jonathan Honig(2)	924,530	8.37%

(1)	Through Champion Allied Limited, a British Virgin Islands company, Andre Koo has beneficial ownership of 2,159,999 common shares of our Company.
(2)	Based on the Schedule 13G/A filed with the SEC on December 16, 2016, Jonathan Honig has beneficial ownership of 924,530 common shares of our Company as follows:
i)	444,540 common shares beneficially owned by sole voting power, include 16,240 common shares held by Mr. Honig as UTMA custodian.
ii)

479,990 common shares beneficially owned by share voting power, include (A) 22,000 common shares held by Titan Multi-Strategy Fund Inc. and 168,320 common shares held by Titan Multi-Strategy Fund Inc. Profit Sharing Plan (“Plan”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc. and trustee of the Plan, and in such capacities, has voting and dispositive power over the securities held by such entities; and (B) 57,870 shares held by Ronald Low, 50,000 shares held by Cynthia Low TR FBO Ronald Low Trust UA July 9, 2013, 175,000 shares held by Ronald Brian Low IRA TD Ameritrade Clearing, Custodian, 2,900 shares held by Cynthia Low and 3,900 shares held by Cynthia Low IRA TD Ameritrade Clearing, Custodian. Ronald Low and Cynthia Low are Mr. Honig’s father-in-law and mother-in-law, respectively, and Mr. Honig has dispositive power of the securities held by the foregoing persons.

As of March 31, 2017, we had 11,052,235 Shares outstanding, of which 7,291,873 Shares representing 65.98% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2017, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,725,042 shares.

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

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2012	$7.45	$4.05
2013	$6.00	$4.65
2014	$8.60	$3.85
2015	$4.65	$2.25
2016	$3.23	$2.34

	Common Shares
	High	Low
Year Ending December 31, 2015	(in US$)
First quarter	$4.65	$3.80
Second quarter	$4.65	$3.50
Third quarter	$4.10	$2.40
Fourth quarter	$3.40	$2.25

	Common Shares
	High	Low
Year Ending December 31, 2016	(in US$)
First quarter	$3.23	$2.34
Second quarter	$2.82	$2.41
Third quarter	$2.74	$2.40
Fourth quarter	$3.15	$2.42

	Common Shares
	High	Low
	(in US$)
First quarter of 2017	$3.52	$2.84

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2016	$2.57	$2.42
November 2016	$2.69	$2.51
December 2016	$3.15	$2.57
January 2017	$3.52	$2.84
February 2017	$3.19	$2.92
March 2017	$3.19	$2.90
April 2017 (through April 6, 2017)	$2.99	$2.95

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

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

Sale of PerfectPairs

Share Purchase Agreement among Hoshin GigaMedia Inc., Mr. Yang Meng-Jun (name phonetically translated) and Mr. Gao Jian-You (name phonetically translated)

In January 2016, Hoshin GigaMedia Inc. (“HGC”), Mr. Yang Meng-Jun and Mr. Gao Jian-You (collectively, the “Buyers”) entered into an agreement pursuant to which HGC sold its 100% ownership interest in PerfectPairs Gaming Co., Ltd. (“PerfectPairs), a Taiwan-based subsidiary of our Asian online game and service business operations, to the Buyers for total cash consideration of NT$24.5 million.

Sale of East Gate

Fund Partnership Purchase Agreement between GigaMedia (Cayman) Limited and East Gate Partners, LLC dated November 30, 2016

On November 30, 2016, GigaMedia (Cayman) Limited and East Gate Partners, LLC entered into a fund partnership purchase agreement pursuant to which GigaMedia (Cayman) Limited agreed to sell to East Gate Partners, LLC a 17.65% partnership interest in East Gate. The total purchase price was KRW1,361 million, to be paid in four installments over a ten-month period.

Novation Agreement for the game ArcheAge among XL Games Inc., Hoshin GigaMedia Inc. FunTown Branch, and Lager Network Technology Inc. dated June 24, 2016

On October 22, 2010, Hoshin GigaMedia Inc. FunTown Branch (“FunTown”) and XL Games Inc. (“XL Games”) entered into an agreement (the “ArcheAge Agreement”) pursuant to which FunTown was granted an exclusive license to publish the massive multi-player online role-playing game entitled ArcheAge in Taiwan, Hong Kong and Macau.

After internally evaluating ArcheAge, FunTown decided to assign the ArcheAge Agreement to Lager Network Technology Inc. (“Lager”) by way of a Novation Agreement entered into among the three companies on June 24, 2016. In terms of consideration, Lager agreed to pay the novation fees consisting of (1) an initial fee of US$800,000 (including V.A.T.), to be paid in three installments over a ten-month period; (2) a novation minimum guarantee of US$210,000 (including V.A.T.) after the earlier of ArcheAge’s open beta test, or April 30, 2017; and (3) novation royalty amounting to, as the maximum, US$1,365,000 (including V.A.T.) in accordance with certain terms and conditions.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2016 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2016, and that we will likely be a PFIC for our current taxable year ending December 31, 2017, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are “regularly traded” on a “qualified exchange”. Although we believe that, based on the current level of trading activity of our Shares on the NASDAQ Capital Market, the Shares should qualify as being regularly traded on a qualified exchange, no assurance can be given that the Shares will continue to be readily tradable on a qualified exchange in the United States. If you make this election, you will generally (i) include in gross income as ordinary income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. person who has held Shares during any taxable year in which we are classified as PFIC and continues to hold such Shares (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Shares. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

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

As of December 31, 2016, we had bank deposits of approximately US$3.5 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$473,000 and unrealized foreign exchange gain of approximately US$172,000 in the year ended December 31, 2016.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.6% in our total equity as of December 31, 2016.

Interest Rate Risk

Our exposure to interest rates relates primarily to our short-term loans from various banks. As of December 31, 2016, we had approximately US$2.5 million of short-term loans, with a weighted average interest rate of approximately 1.86%. Based on our sensitivity analysis with respect to our short-term loans, we have no significant exposure to fluctuations in interest rates. We have not entered into any interest rate swaps, caps or hedge contracts to modify our exposure to interest rate fluctuations.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act) as of December 31, 2016. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were ineffective due to the material weakness described in the “Management’s Annual Report on Internal Control Over Financial Reporting” below. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A material weakness in our internal controls over financial reporting was identified which could, if not remedied, result in material misstatements in our financial statements, and adversely affect investor confidence in us.”

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness was identified that related to insufficient coverage of Service Organization Controls (“SOC”) Report for Google Cloud Platform (“GCP”) service. Certain of our mobile games and services were provided through servers located on GCP, a web hosting service provided by Google Inc. (“Google”). By using GCP service, we were required to obtain Google’s Service Organization Controls (SOC) report for the assurance of effectiveness of IT control over the platform system; however, the SOC report only covered the period from May 1, 2015 to April 30, 2016, leaving a gap of a eight-month period in 2016 that is uncovered. The next SOC report was not and could not be available before the submission of our annual report for 2016 on Form 20-F. In spite of our repeated requests and communication with Google’s customer service and engineering compliance team, Google still was unable to generate a SOC report for the requested period in time for our filing needs. Nonetheless, this does not affect the related 2016 financial results for our Company.

The data employed for the financial reporting purposes are not based on the data from GCP. Therefore, our management does not believe that the material weakness described above has caused our financial statements as of and for the year ended December 31, 2016 to contain a material misstatement.

Based on our assessment, and because of the material weakness described above, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2016.

Remediation of Material Weaknesses

While there was no significant control deficiency shown in the SOC report covering the period from May 1, 2015 to April 30, 2016, and we have not encountered significant IT security issues since we started using GCP, the Company nevertheless began to remediate the identified material weakness in the second half of 2016. A series of remedial measures was performed and continues to be taken, including updating our internal policies and procedures to enhance access control over GCP services, and real-time monitoring over GCP services. The Company has also received confirmation from Google regarding rectification of the future coverage period starting 2017 and issuance of a SOC report that will satisfy our internal control requirement. The Company will enhance our internal requirements and criteria in selecting future third-party service providers; a SOC report covering at least nine months in a year is required to be considered in the evaluation. The Company anticipates the material weakness will be further remediated in the second half of 2017.

The Company expects to receive the SOC report in July 2017, covering the period from May 1, 2016 to April 30, 2017, and will review and check for any deficiency or access control issue. If the SOC report aforementioned cannot be obtained, or its content is unable to comply with our internal control requirement, we will consider switching to the Company’s IDC or a new cloud service provider which can provide a SOC report that meets our internal control requirements.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

Certain of the changes described in “Remediation of Material Weaknesses” occurred during 2016. Other than as described above, during the year ended December 31, 2016, there were no other significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by KPMG for the fiscal years ended December 31, 2015 and 2016.

For the Years Ended December 31	2015	2016
	(in US$)	(in US$)
Audit Fees	$222,000	$222,000
Audit-Related Fees	0	0
Tax Fees	33,000	33,000
All Other Fees	0	0

A.	Audit Fees

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

On May 20, 2011, our board of directors approved a US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the treasury shares under this program were cancelled by the end of 2011. We did not have any share repurchases in 2015 and 2016.

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

Date: April 26, 2017

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2017

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 AND 2016

(in thousands of US dollars)

	December 31
	2015	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 8)	$71,432	$65,711
Marketable securities - current (Note 9)	4	3
Accounts receivable - net (Note 10)	1,246	871
Prepaid expenses	545	547
Restricted cash (Notes 8 and 15)	1,000	500
Other current assets (Note 11)	271	1,250
Total Current Assets	74,498	68,882
Equity investments (Note 13)	4,524	72
PROPERTY, PLANT AND EQUIPMENT (Note 14)
Land and buildings	1,100	—
Information and communication equipment	3,783	—
Office furniture and fixtures	166	—
Leasehold improvements	116	—
Other	—	7
	5,165	7
Less: Accumulated depreciation	(3,774)	—
	1,391	7
INTANGIBLE ASSETS - NET (Note 5)	88	—
OTHER ASSETS
Refundable deposits	272	245
Prepaid licensing and royalty fees (Note 6)	239	1,020
Other (Note 18)	183	101
TOTAL ASSETS	$81,195	$70,327

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2015 AND 2016

(in thousands of US dollars, except share data)

	December 31
	2015	2016
LIABILITIES & EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 15)	$6,093	$2,480
Accounts payable	320	266
Accrued compensation	759	210
Accrued expenses (Note 16)	3,037	3,828
Deferred revenue	1,750	1,868
Other current liabilities (Note 17)	1,523	346
Total Current Liabilities	13,482	8,998
NONCURRENT LIABILITIES
Accrued pension liabilities (Note 18)	—	—
Other (Notes 19 and 23)	1,722	1,671
Total Liabilities	15,204	10,669
EQUITY (Note 20)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2015 and 2016	308,745	308,754
Accumulated deficit	(220,419)	(226,485)
Accumulated other comprehensive loss	(22,335)	(22,611)
Total GigaMedia Shareholders’ Equity	65,991	59,658
COMMITMENTS AND CONTINGENCIES (Note 25)	—	—
TOTAL LIABILITIES AND EQUITY	$81,195	$70,327

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars, except for earnings per share amounts)

	2014	2015	2016
OPERATING REVENUES
Asian online game and service revenues	$8,199	$8,545	$8,971
Other revenues	1,580	1,706	—
	9,779	10,251	8,971
COSTS OF REVENUES
Cost of Asian online game and service revenues	(6,010)	(7,018)	(4,138)
Cost of other revenues	(1,825)	(1,871)	—
	(7,835)	(8,889)	(4,138)
GROSS PROFIT	1,944	1,362	4,833
OPERATING EXPENSES
Product development and engineering expenses	(892)	(688)	(1,045)
Selling and marketing expenses	(6,708)	(8,655)	(5,513)
General and administrative expenses	(6,378)	(5,759)	(3,456)
Impairment loss on property, plant and equipment (Note 7)	(28)	(60)	(471)
Impairment loss on intangible assets (Note 7)	(115)	(5)	(57)
Impairment loss on prepaid licensing and royalty fees (Notes 6 and 7)	(1,259)	(4,187)	(1,386)
Termination of proposed acquisition (Note 3)	—	(2,000)	—
Other (Note 10)	(37)	(3)	(35)
	(15,417)	(21,357)	(11,963)
LOSS FROM OPERATIONS	(13,473)	(19,995)	(7,130)
NON-OPERATING INCOME (EXPENSES)
Interest income	682	333	302
Gain on sales of marketable securities (Notes 9 and 12)	8,621	19,939	—
Gain on disposal of property, plant and equipment - net (Note 14)	2	—	751
Interest expense	(243)	(182)	(81)
Foreign exchange loss, net	(556)	(397)	(301)
Equity in net losses on equity investments- net (Note 13)	(531)	(600)	(1,731)
Impairment loss on investments (Note 7)	—	(1,290)	—
Gain on sale of subsidiary and equity method investments (Note 4)	—	37	849
Other	435	(547)	126
	8,410	17,293	(85)
LOSS BEFORE INCOME TAXES	(5,063)	(2,702)	(7,215)
INCOME TAX BENEFIT (Note 23)	73	414	1,149
NET LOSS	(4,990)	(2,288)	(6,066)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	(165)	45	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(5,155)	$(2,243)	$(6,066)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.48)	$(0.20)	$(0.55)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	10,785	11,052	11,052
Diluted	10,785	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars)

	2014	2015	2016
NET LOSS	$(4,990)	$(2,288)	$(6,066)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain on marketable securities	906	8,553	(1)
Realized gain on marketable securities reclassified into income	(8,621)	(19,939)	—
Defined benefit pension plan adjustment	—	—	(58)
Foreign currency translation adjustments	(171)	538	(217)
	(7,886)	(10,848)	(276)
COMPREHENSIVE LOSS	(12,876)	(13,136)	(6,342)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	(163)	45	—
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(13,039)	$(13,091)	$(6,342)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 20)	loss (Note 21)	interest	Total
Balance as of January 1, 2014	10,145	$305,072	$(213,021)	$(3,603)	(147)	$88,301
Issuance of common shares from exercise of stock options and RSUs	907	3,593	—	—	—	3,593
Stock-based compensation	—	17	—	—	—	17
Liquidation of Dragongate Enterprises Ltd.					(6)	(6)
Net income (loss)	—	—	(5,155)	—	165	(4,990)
Other comprehensive loss	—	—	—	(7,884)	(2)	(7,886)
Balance as of December 31, 2014	11,052	308,682	(218,176)	(11,487)	10	79,029
Stock-based compensation	—	63	—	—	—	63
Deconsolidation of FingerRockz (Note 4)	—	—	—	—	35	35
Net loss	—	—	(2,243)	—	(45)	(2,288)
Other comprehensive loss	—	—	—	(10,848)	—	(10,848)
Balance as of December 31, 2015	11,052	308,745	(220,419)	(22,335)	—	65,991
Stock-based compensation	—	9	—	—	—	9
Net loss	—	—	(6,066)	—	—	(6,066)
Other comprehensive loss	—	—	—	(276)	—	(276)
Balance as of December 31, 2016	11,052	$308,754	$(226,485)	$(22,611)	—	$59,658

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars)

	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,990)	$(2,288)	$(6,066)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	306	294	162
Amortization	1,211	245	111
Stock-based compensation	21	65	9
Gain on sales of subsidiary and equity method investments	—	(37)	(849)
Impairment loss on property, plant and equipment	28	60	471
Impairment losses on intangible assets	115	5	57
Impairment losses on prepaid licensing and royalty fees	1,259	4,187	1,386
Bad debt expenses	37	3	35
Gains on disposals of property, plant and equipment - net	(2)	—	(751)
Gains on sales of marketable securities	(8,621)	(19,939)	—
Equity in net losses on equity investments - net	531	600	1,731
Impairment losses on marketable securities and investments	—	1,290	—
Deferred income tax benefits	—	(216)	(41)
Other	(306)	(11)	—
Net changes in:
Accounts receivable	692	47	341
Prepaid expenses	186	17	(12)
Other current assets	(260)	82	49
Accounts payable	(407)	(451)	(24)
Accrued expenses	848	(396)	1,071
Accrued compensation	416	(28)	(331)
Other current liabilities	(711)	(267)	(916)
Accrued pension liabilities / Prepaid pension assets	(215)	(64)	46
Prepaid licensing and royalty fees	(976)	(43)	(2,167)
Net cash used in operating activities	(10,838)	(16,845)	(5,688)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash dividends received from investees	247	—	1,438
Proceeds from disposals of marketable debt securities	18,692	42,583	—
Divestiture of business, net of cash transferred	—	(78)	(482)
Purchases of property, plant and equipment	(420)	(158)	(496)
Proceeds from disposals of property, plant and equipment	2	23	1,950
Proceeds from disposals of businesses, net of transaction costs	—	—	872
Purchases of marketable securities	(26,042)	—	—
Purchase of cost method investments	—	(1,000)	—
Purchases of intangible assets	(110)	(112)	(86)
Decrease in refundable deposits	3	27	27
Other	(7)	(111)	30
Net cash provided by (used in) investing activities	(7,635)	41,174	3,253

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands of US dollars)

	2014	2015	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) short-term borrowings	15,232	(12,281)	(3,722)
Cash received from the exercise of stock options	3,593	—	—
Other	—	—	(10)
Net cash provided by (used in) financing activities	18,825	(12,281)	(3,732)
Net foreign currency exchange differences on cash and cash equivalents	478	753	(54)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	830	12,801	(6,221)
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	58,801	59,631	72,432
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT END OF YEAR	$59,631	$72,432	$66,211
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$237	$190	$83
Income tax paid (refunded) during the year	$(84)	$44	$46

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2014, 2015 AND 2016

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

Our cloud business aimed at providing an integrated platform of services and tools for medium-to-larger enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as in bidding for government contracts in Taiwan. After reviewing the business plan, we combined in 2016 our cloud service and Asian online game businesses to optimize the allocation of resources.

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

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired. Pursuant to relevant new requirements in Taiwan, as of December 31, 2015 and 2016, cash totaling $1 million and $0.5 million, respectively, has been deposited in an escrow account in a bank as a performance bond for the players’ game points, and is included within restricted cash in the consolidated balance sheets.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within one to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

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

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 7, “Fair Value Measurements”, for additional information.)

Cash Equivalents, Restricted Cash and Presentation of Statements of Cash Flows

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

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, in November 2016. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. Our Company applied the amendments in the ASU No. 2016-18 effective January 1, 2016, to include restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on our consolidated statements of cash flows. Each of prior periods presented is adjusted retrospectively.

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

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recognized, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations. (See Note 7, “Fair Value Measurements”, for additional information.)

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

Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 7, “Fair Value Measurements”, for additional information.)

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

We had entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013 and expired in 2016. As of December 31, 2015, the carrying amount of the land and buildings under lease was $1.1 million. In January 2016, we entered into disposal agreements to sell these land and buildings. The closing of the disposal occurred in March 2016. (See Note 14, “Property, Plant and Equipment”, for additional information.)The rental income under the operating lease amounted to $73 thousand, $69 thousand and $9 thousand for 2014, 2015 and 2016, respectively.

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

Long-lived assets other than goodwill and intangible assets not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (See Note 7, “Fair Value Measurements”, for additional information.)

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

Advertising expenses incurred in 2014, 2015 and 2016 totaled $888 thousand, $3.1 million and $3.3 million, respectively. As of December 31, 2015 and 2016, prepaid advertising amounted to $5 thousand and $42 thousand, respectively.

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

Loss Per Share

Basic loss per share is computed by dividing the net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings loss per share is computed by dividing the net loss for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted loss per share to the extent such shares are dilutive. Diluted loss per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2014, 2015 and 2016, basic and diluted loss per share are the same.

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

(d) Recent Accounting Pronouncements Not Yet Adopted

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

The FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, in May 2016. The amendments do not change the core revenue recognition principle in Topic 606. The amendments provide clarifying guidance in certain narrow areas and add some practical expedients. These amendments are effective at the same date that Topic 606 is effective.

The FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, in April 2016. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance; the amendments do not change the core principle of the guidance in Topic 606. These amendments are effective at the same date that Topic 606 is effective.

The FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, in December 2016. The amendments clarify certain aspects of Topic 606. These amendments are effective at the same date that Topic 606 is effective.

We expect to adopt Topic 606 as of January 1, 2018. While we are still in the process of completing the evaluation of our revenue streams and processes relating to the requirements of Topic 606, based on the analysis performed to date, we do not expect the adoption of this new standard to have a material impact on our Company’s financial position, results or cash flows.

The FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715), in March 2017. The amendments require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). Our company will adopt this ASU on January 1, 2018, retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the statement of operations, and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The adoption will only affect the presentation of our consolidated statements of operations.

The FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842), in February 2016. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases), at the commencement date, (a) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Our Company will implement the amendments in ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We expect to determine and disclose the extent of the potential impact of the new standard in our consolidated financial statements for the year ended December 31, 2017.

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2014	2015	2016
Weighted average number of outstanding shares
Basic	10,785	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	10,785	11,052	11,052

Options to purchase 137 thousand, 0 thousand and 0 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2014, 2015 and 2016, respectively, as the effect would be anti-dilutive.

NOTE 3. ACQUISITIONS

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

NOTE 4. DIVESTITURES

PerfectPairs

In January 2016, we entered into an agreement to sell our 100% ownership interest in PerfectPairs Gaming Co., Ltd. (“PerfectPairs), a Taiwan-based subsidiary of our Asian online game and service business operations, to two Taiwanese individuals unrelated to our Group for total cash consideration of $760 thousand. Upon the disposal, we deconsolidated the results of PerfectPairs’ operations.

The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$760
The carrying amount of PerfectPairs
Cash	482
Receivables and other current assets	40
Property, plant and equipment	71
Intangible and other noncurrent assets	13
Accounts payable and accrued expenses	(528)
Other payable and other current liabilities	(144)
The carrying amount of PerfectPairs at the date of deconsolidation	(66)
Exchange difference	1
Gain on sale of PerfectPairs	$827

East Gate

As the term of the East Gate fund will expire in August 2017, the fund had stopped entering into new investments and in September 2016, it distributed excess cash to its investors. We received $1,438 thousand from the distribution.

In November 2016, we entered into an agreement to sell a 17.65% partnership interest in East Gate to a Korean investor unrelated to our Group. The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$112
The fair value of consideration receivable, net of any transaction costs	1,058
1,170
The carrying amount of investment in East Gate at the date of disposal	1,398
Exchange difference	250
Gain on disposal of investment in East Gate	$22

The consideration receivable of $1.1 million is recorded as other receivable (Note 11) and will be collected within 12 months from closing. Up to March 31, 2017, we have received approximately $232 thousand, slightly ahead of the payment schedule specified in the agreement.

FingerRockz

In September 2015, we entered into an agreement to sell all the ownership for a consideration of NT$1 we held in FingerRockz to its management. Upon the closing of the agreement, we deconsolidated the results of FingerRockz’ operations.

The deconsolidation gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs	$—
The carrying amount of FingerRockz at the date of deconsolidation	(37)
Gain on sale of FingerRockz	$37

NOTE 5. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2015
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Capitalized software cost	$775	$687	$88

Intangible assets with finite lives are amortized over their estimated useful lives, typically 3 years, with the overall weighted-average life of 3.0 years.

For the years ended December 31, 2014, 2015 and 2016, total amortization expense of intangible assets were $1.2 million, $236 thousand and $106 thousand, respectively, which includes amortization of capitalized software development costs of $494 thousand, $217 thousand and $89 thousand.

At the end of 2016, we recognized an impairment loss of $57 thousand on intangible assets as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those intangible assets would not be recoverable based on cash flow projections from current games, which typically have shorter lives.

NOTE 6. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$4,666	$4,383	$239
Addition	1,498	1,801	2,581
Amortization and usage	(264)	(1,743)	(416)
Exchange difference	(258)	(15)	2
Impairment charges (Note 7)	(1,259)	(4,187)	(1,386)
Balance at end of year	$4,383	$239	$1,020

NOTE 7. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2015 and 2016.

(in US$ thousands)	2015		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$71,432	$71,432	$65,711	$65,711
Marketable securities - current	4	4	3	3
Accounts receivable	1,246	1,246	871	871
Restricted cash	1,000	1,000	500	500
Refundable deposits	272	272	245	245
Financial liabilities
Short-term borrowings	6,093	6,093	2,480	2,480
Accounts payable	320	320	266	266
Accrued compensation	759	759	210	210
Accrued expenses	3,037	3,037	3,828	3,828

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2015 and 2016 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2016
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	500	—	500
Marketable securities - current
Equity securities	3	—	—	3
	$3	$506	$—	$509

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2015
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	1,000	—	1,000
Marketable securities - current
Equity securities	4	—	—	4
	$4	$1,006	$—	$1,010

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2015 and 2016.

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

In 2014, 2015 and 2016, we recognized unrealized gains of $101 thousand, $4.8 million and $0 thousand, respectively, on marketable securities valued using market observable inputs, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2015 and 2016, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities
	2015	2016
Balance at beginning of year	$4,744	$—
Total gains or (losses) (realized/unrealized)
included in earnings	(2,017)	—
included in other comprehensive income	—	—
Sale	(2,727)	—
Balance at end of year	$—	$—
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

Realized and unrealized gains (or losses) included in the consolidated financial statements for 2014, 2015 and 2016 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated financial statements as follows:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and investments
Total gains (losses) included in earnings
for 2014	$—	$—
for 2015	5,845	—
for 2016	—	—
Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2014	$805	$—
for 2015	—	—
for 2016	—	—

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

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2015 and 2016 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2016	Total Impairment Losses
(b) Property, plant and equipment	$—	$—	$—	$—	$471
(c) Intangible assets	—	—	—	—	57
(d) Prepaid licensing and royalty fees	—	—	820	820	1,386
Total	$—	$—	$820	$820	$1,914

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	Year Ended December 31, 2015	Total Impairment Losses
(a) Investments - Cost-method	$—	$—	$—	$—	$1,000
(a) Investments - Equity-method	—	—	188	188	290
(b) Property, plant and equipment - Information and communication equipment	—	—	—	—	60
(c) Intangible assets - Capitalized software cost	—	—	—	—	5
(d) Prepaid licensing and royalty fees	—	—	—	—	4,187
Total	$—	$—	$188	$188	$5,542

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

(b)

Impairment losses on certain property, plant, and equipment which were determined to be impaired:
In 2015, we recognized an impairment loss of $60 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment losses on property, plant and equipment” in the consolidated statements of operations. The impairment charge for the equipment was related to servers used for certain product and service lines within our cloud product and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model - related assumptions. In 2016, we recognized an impairment loss of $471 thousand on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

(c)

Impairment losses on certain intangible assets which were determined to be impaired:
In 2015, certain capitalized and prepaid software development costs for our cloud product and service business were fully written down, resulting in impairment charges of $5 thousand, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge is for certain product lines within our cloud product and service business that we decided to shift focus from, and as a result, we recorded a full impairment of the carrying value of the assets related to these items. In 2016, we recognized an impairment loss of $57 thousand on intangible assets as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those intangibles assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

(d)

Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2015 and 2016, certain prepaid licensing and royalty fees were written down to $0 and $0, respectively, resulting in impairment charges of $4.2 million and $1.4 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 8. CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2015	2016
Cash and savings accounts	$71,426	$65,705
Time deposits	6	6
Cash and cash equivalents reported on the consolidated balance sheets	71,432	65,711
Cash restricted as collateral and performance bond	1,000	500
Total cash, restricted cash and cash equivalents reported on the consolidated statements of cash flows	$72,432	$66,211

As of December 31, 2015 and 2016, cash amounting to $1.0 million and $500 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2015	2016
Taiwan	$69,879	$65,093
Hong Kong	1,120	1,102
China	16	16
Singapore	1,417	—
	$72,432	$66,211

NOTE 9. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2015	2016
Equity securities	$4	$3

As of December 31, 2015 and 2016, the balances of unrealized gains for marketable securities - current were $3 thousand and $2 thousand, respectively. During 2014, 2015 and 2016, realized gains from the disposal of marketable securities - current amounted to $8.8 million, $14.1 million, and $0, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 10. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2015	2016
Accounts receivable	$1,275	$903
Less: Allowance for doubtful accounts	(29)	(32)
	$1,246	$871

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2014, 2015 and 2016:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$55	$56	$29
Additions: Bad debt expense	37	3	35
Less: Write-offs	(33)	(28)	(33)
Translation adjustment	(3)	(2)	1
Balance at end of year	$56	$29	$32

NOTE 11. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2015	2016
Loans receivable - current	64	65
Less: Allowance for loans receivable - current	(28)	(28)
Other receivables (Note 4)	9	1,062
Other	226	151
	$271	$1,250

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2014, 2015 and 2016:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$3,394	$27	$28
Writes-offs	(3,359)	—	—
Reversal for collection of bad debt	—	2	—
Translation adjustment	(8)	(1)	—
Balance at end of year	$27	$28	$28

NOTE 12. MARKETABLE DEBT SECURITIES – NONCURRENT

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

During 2014 and 2015, realized gains (losses) from the disposal of marketable securities - non-current amounted to ($171) thousand and $5.8 million, respectively. Gains (losses) on disposal were based on the security’s average cost.

NOTE 13. EQUITY INVESTMENTS

Equity investments consist of the following:

	December 31
(in US$ thousands)	2015	2016
Investments accounted for under the equity method	$4,524	$72

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from August 2010 to November 2016, a 17.65 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films (See Note 4 “Divestitures”, for additional information); and (b) a 22.86 percent equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software.

In November 2016, we entered into an agreement to sell a 17.65 percent partnership interest in East Gate to a Korean investor unrelated to our Group. (See Note 4, “Divestitures” for additional information.)

East Gate

Our Company had a 17.65 percent interest in East Gate, a Korean fund partnership. Before the disposal of such interest, we accounted for our investment in this limited partnership under the equity method accounting since we had the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

East Gate was considered an investment company that primarily invests in: (1) Equity securities of small, medium-sized companies or venture companies, mainly Korean game companies, and (2) funding for specific projects, mainly Korean films, of an entrepreneur or venture company in return for the rights to a future revenue stream from the income generated by the entrepreneur or venture company from the film and related products.

Summarized U.S. GAAP financial information of East Gate as of December 31, 2015 and November 30, 2016 (right before we disposed of it), and for the years ended December 31, 2014, 2015 and the eleven-month period ended November 30, 2016 is presented below (in US$ thousands):

	2015	2016
Investments and other related assets	$21,833	$7,911
Other assets	3,212	332
Total assets	$25,045	$8,243
Total liabilities	$478	$318
Total net assets of the fund	$24,567	$7,925

	2014	2015	2016
Investment and related income (loss)	$8,351	$5,419	$(1,513)
Impairment loss	(480)	—	(105)
Other costs and expenses	(10,642)	(8,219)	(7,513)
Net loss	$(2,771)	$(2,800)	$(9,131)

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

In January 2016, we entered into disposal agreements to sell certain office premises which were not used for our principal business to several counterparties unrelated to our Group, for total cash considerations approximating $1.9 million. The closing of the disposal occurred in March 2016. Upon the closing, we recognized disposal gains of approximately $798 thousand.

At the end of 2016, we recognized an impairment loss of $471 thousand on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives.

A reconciliation of the beginning and ending amounts of our property, plant and equipment for the year ended December 31, 2016 is as follows:

(in US$ thousands)	Cost	Accumulated depreciation	Net
Balance at beginning of year	$5,165	$3,774	$1,391
Purchase	496	—	496
Depreciation	—	162	(162)
Disposal of office premises	(1,120)	(44)	(1,076)
Disposal of other property, plant and equipment	(1,092)	(969)	(123)
Deconsolidation (Note 4)	(104)	(33)	(71)
Impairment (Note 7)	(3,423)	(2,952)	(471)
Exchange differences	85	62	23
Balance at end of year	$7	$—	$7

NOTE 15. SHORT-TERM BORROWINGS

As of December 31, 2015 and 2016, short-term borrowings totaled $6.1 million and $2.5 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.81 percent to 1.90 percent for 2015 and from 1.70 percent to 2.13 percent for 2016. The maturity dates fell in January, February and May 2016 as of December 31, 2015, and fell in January  and May 2017 as of December 31, 2016. As of December 31, 2015 and 2016, the weighted-average interest rate on total short-term borrowings was 1.89 percent and 1.86 percent, respectively.

As of December 31, 2015 and 2016, the total amount of unused lines of credit available for borrowing under these agreements was approximately $12.9 million and $17.0 million, respectively.

NOTE 16. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2015	2016
Accrued advertising expenses	$811	$1,961
Accrued professional fees	865	765
Accrued royalties	313	350
Accrued director compensation and liability insurance	238	272
Accrued outsourced development	52	75
Accrued incentive to distributors	63	57
Other	695	348
	$3,037	$3,828

NOTE 17. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2015	2016
Income taxes payable (Note 23)	$1,252	$—
Other	271	346
	$1,523	$346

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

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2015 and 2016, the accumulated benefit obligation amounted to $153 thousand and $185 thousand, respectively, and the funded status of prepaid pension assets amounted to $109 thousand and $62 thousand, respectively. The fair value of plan assets amounted to $310 thousand and $325 thousand as of December 31, 2015 and 2016, respectively. The accumulated other comprehensive income (loss) amounted to $0 and $(58) thousand as of December 31, 2015 and 2016, respectively. The net periodic benefit cost (income) for 2014, 2015 and 2016 amounted to ($199) thousand, ($58) thousand and ($2) thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2015 and 2016:

	December 31
(in US$ thousands)	2015	2016
Benefit Obligation	$201	$263
Fair value of plan assets	310	325
	$(109)	$(62)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(109)	$(62)
Accumulated other comprehensive income	—	—
Net amount recognized	$(109)	$(62)
Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain (loss)	$—	$(58)

For the years ended December 31, 2015 and 2016, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2015	2016
Service cost	$—	$—
Interest cost	5	4
Expected return on plan assets	(6)	(6)
Amortization of prior service cost	—	—
Amortization of net loss	—	—
Curtailment gain	(57)	—
	$(58)	$(2)

Weighted average assumptions used to determine benefit obligations for 2015 and 2016 were as follows:

	December 31
	2015	2016
Discount rate	1.875%	1.375%
Rate of compensation increase	1.50%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2015	2016
Discount rate	2.00%	1.875%
Rate of return on plan assets	2.00%	1.875%
Rate of compensation increase	1.50%	2.00%

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

We expect to make a contribution of $8 thousand to the Fund in 2017. We expect to make benefit payments of $1 thousand from 2017 to 2021 and $4 thousand from 2022 to 2026.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $279), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2014, 2015, and 2016 were $364 thousand, $318 thousand, and $183 thousand, respectively.

NOTE 19. OTHER LIABILITIES - OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2015	2016
Deferred tax liabilities (Note 23)	$1,712	$1,671
Other	10	—
	$1,722	$1,671

NOTE 20. EQUITY

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

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2015 and 2016, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million and $1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

NOTE 21. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2014	$(22,707)	$19,104	$—	$(3,603)
Net current period change	(176)	906	—	730
Reclassification adjustments for gains reclassified into income	7	(8,621)	—	(8,614)
Balance at December 31, 2014	(22,876)	11,389	—	(11,487)
Net current period change	(118)	8,553	—	8,435
Reclassification adjustments for gains reclassified into income	656	(19,939)	—	(19,283)
Balance at December 31, 2015	(22,338)	3	—	(22,335)
Net current period change	5	(1)	(58)	(54)
Reclassification adjustments for gains reclassified into income	(222)	—	—	(222)
Balance at December 31, 2016	$(22,555)	$2	$(58)	$(22,611)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2014, 2015 and 2016.

NOTE 22. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2014	2015	2016
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	—	—	—
General and administrative expenses	21	65	9
Total stock-based compensation expense reported in continuing operations	$21	$65	$9
Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2015 and 2016. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2015 and 2016, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2015 and 2016.

(a) Overview of Stock-Based Compensation Plans

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

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2016, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2016, no shares were issued to employees under the 2009 ESPP.

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2016, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2016.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	671,057	(3)	immediately upon granting to four years	$4.9885~$90.85	$12.35~$76.75
2008 Plan	200,000		immediately upon granting to six years	$12.35~$21.2	—
2009 Plan	500,000	(4)	immediately upon granting to four years	$4.775~$12.35	—
2010 Plan	440,000	(5)	three years	$4.0505~$5.7	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 400 thousand common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 300 thousand common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 200 thousand common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2014, 2015 and 2016, approximately 907 thousand, nil and nil options were exercised, and cash received from the exercise of stock options was approximately $3.6 million, $0 and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2016. The following table summarizes the assumptions used in the model for options granted during 2015:

2015
Option term (years)	5.75
Volatility	49.239%
Weighted-average volatility	49%
Risk-free interest rate	1.506%
Dividend yield	0%
Weighted-average fair value of option granted	$1.80

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2014		2015		2016
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$9.75	1,844	$20.30	626	$20.51	617
Options granted	6.15	66	3.85	12	—	—
Options exercised	3.95	(907)	—	—	—	—
Options Forfeited / canceled / expired	5.65	(377)	5.31	(21)	3.85	(4)
Balance at December 31	$20.30	626	$20.51	617	$20.63	613	$4.18	—
Exercisable at December 31	$23.35	519	$21.28	586	$20.57	606	$3.95	—
Vested and expected to vest at December 31	$20.30	626	$20.51	617	$20.63	613	$3.15	—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2016 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2016. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2014, 2015, and 2016 were $1.9 million, $0, and $0, respectively.

As of December 31, 2016, there was approximately $2 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 0.25 years.

The following table sets forth information about stock options outstanding at December 31, 2016:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	112	6.04 years	Under $5	108
$5~$50	378	3.11 years	$5~$50	375
$50~$100	123	0.64 years	$50~$100	123
	613			606

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2014, 2015 and 2016.

As of December 31 2015 and 2016, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2014, 2015 and 2016.

NOTE 23. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2014	2015	2016
Taiwan operations	$(13,158)	$(13,177)	$(1,119)
Non-Taiwan operations	8,095	10,475	(6,096)
	$(5,063)	$(2,702)	$(7,215)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2014	2015	2016
Taiwan:
Current	$74	$198	$1,108
Deferred	—	—	—
	$74	$198	$1,108
Non-Taiwan:
Current	$(1)	$—	$—
Deferred	—	216	41
	$(1)	$216	$41
Total current income tax benefit	$73	$198	$1,108
Total deferred income tax benefit	$—	$216	$41
Total income tax benefit	$73	$414	$1,149

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2014	2015	2016
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	42.23%	183.28%	(12.37)%
Tax-exempt income	0.00%	2.71%	3.28%
Non-deductible items - bad debts	(5.16)%	(57.91)%	(3.08)%
Other non-deductible expenses	0.00%	(17.47)%	(1.65)%
Changes in unrecognized tax benefits	(3.15)%	6.84%	1.10%
Adjustment for prior year payable	1.81%	0.00%	0.04%
Change in valuation allowance	(52.97)%	(130.14)%	6.87%
Other	(5.16)%	4.17%	(2.12)%
Effective rate	1.45%	15.33%	15.92%

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2015	2016
Net operating loss carryforwards	$8,475	$9,730
Prepaid licensing and royalty fees	1,035	952
Investments	814	501
Intangible assets and goodwill	282	226
Share-based compensation	271	276
Other	148	167
	11,025	11,852
Less: valuation allowance	(11,025)	(11,852)
Deferred tax assets - net	$—	$—

The significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2015	2016
Investment in subsidiaries, principally due to undistributed income	$1,712	$1,671

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2014, 2015 and 2016 are as follows:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$4,754	$7,147	$11,025
Subsequent reversal and utilization of valuation allowance	—	—	(753)
Additions to valuation allowance	2,682	4,185	1,739
Divestitures	—	—	(312)
Exchange differences	(289)	(307)	153
Balance at end of year	$7,147	$11,025	$11,852

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The statutory losses from Taiwan operations would be deducted from undistributed earnings when calculating the tax on the undistributed earnings and were not subject to expiration.

As of December 31, 2016, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$14,930	indefinite
Taiwan	24,843	2020~2026
	$39,773

As of December 31, 2016, we had accumulated statutory losses from Taiwan operations available to offset future undistributed earnings:

Jurisdiction	Amount	Expiring year
Taiwan	$44,431	indefinite

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2014, 2015 and 2016 are as follows:

(in US$ thousands)	2014	2015	2016
Balance at beginning of year	$8,798	$8,287	$1,203
Increase related to prior year tax positions	—	—	1,025
Decrease related to prior year tax positions	—	(185)	—
Settlement	—	(6,830)	—
Expiration of statute of limitations	—	—	(1,225)
Exchange differences	(511)	(69)	21
Balance at end of year	$8,287	$1,203	$1,024

As of December 31, 2014, 2015 and 2016, there were $8.3 million, $1.2 million and $0 of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2014, 2015 and 2016, $6.4 million, $0 million and $1.0 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2014, 2015 and 2016.

Our major tax paying components are all located in Taiwan. As of December 31, 2016, the income tax filings in Taiwan have been examined for the years through 2013, but we have filed appeals for the 2009, 2011, 2012 and 2013 tax filings.

In 2014 and 2015, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown in 2006. The income tax authority has made decisions on the amortization for our tax filings through 2014. We had filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, but all were rejected by the tax authority. As court decisions in precedent cases were mostly unfavorable, we decided not to bring the case to the court and considered the tax position settled. In 2016, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority has made decisions on the intercompany charges for our tax filings through 2014. We had filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, pending the tax authority’s re-examination.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months. As for the intercompany charges tax matters, we cannot estimate a range of reasonably possible changes in these uncertain tax positions at this time.

NOTE 24. RELATED-PARTY TRANSACTIONS

During 2014 and 2015, we have outsourced certain development of software to Double2 Network Technology Co., Ltd., an equity-method investee. The operating costs amounted to $113 thousand and $108 thousand for the years ended December 31, 2014 and 2015, respectively.

NOTE 25. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2021. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2016:

(in US$ thousands)	Amount
2017	$549
2018	497
2019	496
2020	496
2021	83
$2,121

Rental expense for operating leases amounted to $1.0 million, $909 thousand and $821 thousand for the years ended December 31, 2014, 2015 and 2016, respectively.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2016.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2017	$—	$60	$60
After 2017	—	—	—
	$—	$60	$60

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. Currently there are no outstanding claims or litigation against us.

NOTE 26. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

In 2014 and 2015, we had two operating segments: an Asian online game and service business segment, and a cloud service business segment. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derived its revenues from providing cloud products and services to medium-to-larger enterprises as well as public sectors. After reviewing the business plan, we combined in 2016 our cloud and game business to optimize the allocation of resources.

Financial information for each operating segment was as follows for the years ended December 31, 2014, 2015, and 2016:

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2014:
Net revenue from external customers	$8,199	$1,580	$9,779
Loss from operations	$(8,639)	$(1,510)	$(10,149)
Share-based compensation	$93	$7	$100
Impairment loss on property, plant and equipment	$—	$28	$28
Impairment loss on intangible assets	$—	$115	$115
Impairment loss on prepaid licensing and royalty fees	$1,259	$—	$1,259
Interest income	$31	$—	$31
Interest expense	$243	$—	$243
Gain on sales of marketable securities - net	$8,792	$—	$8,792
Foreign exchange gain (loss)	$(306)	$—	$(306)
Gain (loss) on equity method investments - net	$(531)	$—	$(531)
Depreciation	$239	$28	$267
Amortization, including intangible assets	$1,124	$71	$1,195
Income tax expense (benefits)	$(92)	$—	$(92)

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2015:
Net revenue from external customers	$8,545	$1,706	$10,251
Loss from operations	$(12,735)	$(1,240)	$(13,975)
Share-based compensation	$6	$(23)	$(17)
Impairment loss on property, plant and equipment	$—	$60	$60
Impairment loss on intangible assets	$—	$5	$5
Impairment loss on prepaid licensing and royalty fees	$4,187	$—	$4,187
Interest income	$12	$—	$12
Interest expense	$128	$1	$129
Gain on sales of marketable securities - net	$19,939	$—	$19,939
Foreign exchange gain (loss)	$(145)	$—	$(145)
Gain (loss) on equity method investments - net	$(600)	$—	$(600)
Impairment loss on marketable securities and investments	$1,290	$—	$1,290
Depreciation	$233	$40	$273
Amortization, including intangible assets	$212	$32	$244
Income tax expense (benefits)	$(14)	$—	$(14)

(in US$ thousands)	Asian online game and service
2016:
Net revenue from external customers	$8,971
Loss from operations	$(3,924)
Share-based compensation	$3
Impairment loss on property, plant and equipment	$288
Impairment loss on intangible assets	$53
Impairment loss on prepaid licensing and royalty fees	$1,386
Interest income	$2
Interest expense	$0
Gain on sales of marketable securities - net	$0
Foreign exchange gain (loss)	$(174)
Gain (loss) on equity method investments - net	$(1,731)
Impairment loss on marketable securities and investments	$0
Depreciation	$142
Amortization, including intangible assets	$93
Income tax expense (benefits)	$0

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2014	2015	2016
Loss from operations:
Total segments	$(10,149)	$(13,975)	$(3,924)
Adjustment*	(3,324)	(6,020)	(3,206)
Total GigaMedia consolidated	$(13,473)	$(19,995)	$(7,130)
Share-based compensation
Total segments	$100	$(17)	$3
Adjustment*	(79)	82	6
Total GigaMedia consolidated	$21	$65	$9
Impairment loss on property, plant and equipment:
Total segments	$28	$60	$288
Adjustment*	—	—	183
Total GigaMedia consolidated	$28	$60	$471
Impairment loss on intangible assets:
Total segments	$115	$5	$53
Adjustment*	—	—	4
Total GigaMedia consolidated	$115	$5	$57
Impairment loss on prepaid licensing and royalty fees:
Total segments	$1,259	$4,187	$1,386
Adjustment*	—	—	—
Total GigaMedia consolidated	$1,259	$4,187	$1,386
Interest income:
Total segments	$31	$12	$2
Adjustment*	651	321	300
Total GigaMedia consolidated	$682	$333	$302
Interest expense:
Total segments	$243	$129	$—
Adjustment*	—	53	81
Total GigaMedia consolidated	$243	$182	$81
Gain (loss) on sales of marketable securities - net:
Total segments	$8,792	$19,939	$—
Adjustments*	(171)	—	—
Total GigaMedia consolidated	$8,621	$19,939	$—
Foreign exchange gain (loss):
Total segments	$(306)	$(145)	$(174)
Adjustments*	(250)	(252)	(127)
Total GigaMedia consolidated	$(556)	$(397)	$(301)

(in US$ thousands)	2014	2015	2016
Gain (loss) on equity method investments - net:
Total segments	$(531)	$(600)	$(1,731)
Adjustment*	—	—	—
Total GigaMedia consolidated	$(531)	$(600)	$(1,731)
Impairment loss on marketable securities and investments:
Total segments	$—	$1,290	$—
Adjustment*	—	—	—
Total GigaMedia consolidated	$—	$1,290	$—
Depreciation:
Total segments	$267	$273	$142
Adjustments*	39	21	20
Total GigaMedia consolidated	$306	$294	$162
Amortization:
Total segments	$1,195	$244	$93
Adjustments*	16	1	18
Total GigaMedia consolidated	$1,211	$245	$111
Income tax expense (benefit):
Total segments	$(92)	$(14)	$—
Adjustments*	19	(400)	(1,149)
Total GigaMedia consolidated	$(73)	$(414)	$(1,149)

*

Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2014, 2015 and 2016, the compensation related was approximately $1.7 million $1.3 million and $1.6 million, respectively; professional fees was approximately $174 thousand $587 thousand and $612 thousand, respectively. The termination charge of proposed acquisition of $2.0 million in 2015 is also included in the adjustments.

Major Product Lines

Revenues from the Company’s major product lines are summarized as follow:

(in US$ thousands)	2014	2015	2016
MahJong and casino casual games	$4,301	$3,113	$2,459
PC massively multiplayer online games	1,908	1,670	1,560
Mobile role playing games	1,914	2,807	4,674
Other games and game related revenues	76	955	278
Cloud computing services	1,580	1,706	—
	$9,779	$10,251	$8,971

Major Customers

No single customer represented 10 percent or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2014	2015	2016
Taiwan	$7,413	$6,889	$2,664
Hong Kong	2,366	3,362	6,307
	$9,779	$10,251	$8,971

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2014	2015	2016
Taiwan	$1,641	$1,320	$7
Hong Kong	22	71	0
	$1,663	$1,391	$7