Form 20-F
period 2017-12-31
GIGAMEDIA Ltd
filed 2018-04-30
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File Number: 000-30540

GIGAMEDIA LIMITED

(Exact name of registrant as specified in its charter)

REPUBLIC OF SINGAPORE

(Jurisdiction of incorporation or organization)

8 TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI, TAIWAN, R.O.C.

(Address of principal executive offices)

CHENG-MING HUANG, Chief Executive Officer

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

(ii)	“Shares” are to ordinary shares of our Company;
(iii)	“East Gate” are to East Gate Media Contents & Technology Fund L.P., a partnership organized under the laws of the Republic of Korea.
(iv)	“FingerRockz” are to FingerRockz Co., Ltd., a company incorporated under the laws of Taiwan that develops and publishes mobile games and apps;
(v)

“FunTown” are to our digital entertainment service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited, a company incorporated under the laws of the British Virgin Islands;

(vi)	“GigaCloud” are to the cloud computing services operated through our subsidiary GigaMedia Cloud;
(vii)	“GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a company incorporated under the laws of Taiwan;
(viii)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China, (“Taiwan” or “R.O.C.”);
(ix)	“PerfectPairs” are to PerfectPairs Gaming Co., Ltd., a company incorporated under the laws of Taiwan that develops and publishes mobile games and apps; and

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may consist of or contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “forecast,” “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict,” “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “should,” “shall,” “is likely to” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our business plan and strategies;
•	our future business development and potential financial condition, results of operations and other projected financial information;
•	our ability to manage current and potential future growth;
•	expected continued acceptance of our revenue model;

•	our plans for strategic partnerships, licenses and alliances;
•	our acquisition and strategic investment, and our ability to successfully integrate any past, current, or future acquisitions into our operations;
•	our ability to protect our intellectual property rights and the security of our customers’ information;
•	the launch of new digital entertainment services according to our timetable;
•	expected continued acceptance of our digital entertainment services, including expected growth of the digital entertainment industry, and consumer preferences for our products and services;
•	the in-house development of new digital entertainment products;
•

our plans to license additional digital entertainment products from third parties, and the launch of these new products, including the timing of any such development, licenses or launches, in various geographic markets;

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

The following selected consolidated balance sheet data as of December 31, 2016 and 2017 and the selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, and the selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements for the years ended December 31, 2013 and 2014, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2013 (As adjusted*)	2014 (As adjusted*)	2015 (As adjusted*)	2016 (As adjusted*)	2017
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$14,106	$8,199	$8,545	$8,971	$11,596
Other revenues	926	1,580	1,706	—	—
Total operating revenues	15,032	9,779	10,251	8,971	11,596
COSTS OF REVENUES
Cost of digital entertainment service revenues	(6,425)	(6,010)	(7,018)	(4,138)	(5,098)
Cost of other revenues	(1,159)	(1,825)	(1,871)	—	—
Total costs of revenues	(7,584)	(7,835)	(8,889)	(4,138)	(5,098)
GROSS PROFIT	7,448	1,944	1,362	4,833	6,498
OPERATING EXPENSES
Product development and engineering expenses	(1,698)	(892)	(688)	(1,045)	(1,072)
Selling and marketing expenses	(4,815)	(6,708)	(8,655)	(5,513)	(3,993)
General and administrative expenses	(6,416)	(6,592)	(5,817)	(3,458)	(3,528)
Impairment loss on property, plant, and equipment	—	(28)	(60)	(471)	—
Impairment loss on goodwill	(17,054)	—	—	—	—
Impairment loss on intangible assets	(13,251)	(115)	(5)	(57)	—
Impairment loss on prepaid licensing and royalty fees	(2,752)	(1,259)	(4,187)	(1,386)	—
Termination of proposed acquisition	—	—	(2,000)	—	—
Gain on termination of licensing agreement	—	—	—	—	1,732
Other	(41)	(37)	(3)	(35)	(127)
Total operating expense	(46,027)	(15,631)	(21,415)	(11,965)	(6,988)
Loss from operations	(38,487)	(13,473)	(20,053)	(7,132)	(490)
Net gain (loss) on equity investments	526	(531)	(600)	(1,731)	(24)
Income tax (expense) benefit	(61)	73	414	1,149	1,671
Income (loss) from continuing operations	(34,743)	(4,990)	(2,288)	(6,066)	1,086
Loss from discontinued operations, net of tax	(318)	—	—	—	—
Net income (loss)	(35,061)	(4,990)	(2,288)	(6,066)	1,086
Less: Net (income) loss attributable to the noncontrolling interest and subsidiary preferred shares	281	(165)	45	—	—
Net income (loss) attributable to shareholders of GigaMedia	$(34,780)	$(5,155)	$(2,243)	$(6,066)	$1,086
Earnings (loss) per share (in dollars):
Basic:
Income (loss) from continuing operations	$(3.40)	$(0.48)	$(0.20)	$(0.55)	$0.10
Loss from discontinued operations	(0.03)	—	—	—	—
Net income (loss)	$(3.43)	$(0.48)	$(0.20)	$(0.55)	$0.10
Diluted:
Income (loss) from continuing operations	$(3.40)	$(0.48)	$(0.20)	$(0.55)	$0.10
Loss from discontinued operations	(0.03)	—	—	—	—
Net income (loss)	$(3.43)	$(0.48)	$(0.20)	$(0.55)	$0.10

*: The selected consolidated statements of operations for the years ended December 31, 2013, 2014, 2015 and 2016 were retrospectively adjusted to reflect our Company’s election to early adopt the accounting updated of ASU No. 2017-07, Compensation-Retirement Benefits. Accordingly, all components of net periodic pension costs that are other than the service cost, amounting to income of US$92 thousand, US$214 thousand, US$58 thousand and US$2 thousand, respectively, for 2013, 2014, 2015 and 2016, were reclassified from general and administrative expenses to non-operating income (expense) –other. See Note 1 to our audited consolidated financial statements included in this annual report for more information.

There were no dividends declared in 2013, 2014, 2015, 2016 and 2017.

As of December 31,

(US dollars in thousands except for number of issued shares)

	2013	2014	2015	2016	2017
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$83,331	$91,158	$74,498	$68,882	$65,511
Property, plant and equipment-net	1,677	1,663	1,391	7	158
Goodwill	—	—	—	—	—
Intangible assets-net	1,461	222	88	—	3
Total assets	103,321	108,304	81,195	70,327	66,413
Total current liabilities	14,839	27,337	13,482	8,998	5,048
Total GigaMedia’s shareholders’ equity	88,448	79,019	65,991	59,658	61,365
Common shares, no par value, and additional paid-in capital	305,072	308,682	308,745	308,754	308,747

Number of issued shares (in thousands)*	10,145*	11,052*	11,052	11,052	11,052
*: We executed reverse splits of the issued and outstanding shares by a ratio of five to one on December 16, 2015.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industries

We may face litigation risks and regulatory disputes in the course of our business.

In the ordinary course of our business, claims and disputes involving business partners, customers, regulatory authorities and other parties may be brought against us and by us in connection with our business. Claims may be brought against us for alleged defective or incomplete work, breaches of contractual obligations, infringement of intellectual property or otherwise.  Such claims can involve actual damages and liquidated damages and could be expensive to defend, even if we believe that they are without merit.  If found to be liable, we would have to incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts, or to the extent the claims were not sufficiently covered by our insurance.  The defense of such claims and any adverse ruling against us could have an adverse impact on our business, financial condition and results of operations.

We may not be successful in operating and improving our existing digital entertainment services to satisfy the changing demands and preferences of consumers.

The level of demand and market acceptance of our existing digital entertainment services is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, many of which are beyond our control. These factors include:

•	the popularity of existing and new digital entertainment services operated by us;
•	the introduction of new digital entertainment services by us or third parties, competing with or replacing our existing services;
•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;
•	changes in our customer demands and preferences;
•	regulatory and other risks associated with our operations in Taiwan and Hong Kong;
•	the availability of other forms of amusement and entertainment; and
•	critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our digital entertainment services revenue is derived from revenues from PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed massively multi-player online games (“MMO”) games such as Tales Runner, a sports game, Dragon, a multiplayer role-playing game, and Yume100, a single player role-playing game. The sub-genre of multi-player role-playing online games (“MMORPG”) is the most popular type of MMO. In recent years, revenues from our PC-based games have been in decline, reflecting the overall shift in player preferences away from PC-based games to browser-based games and mobile games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our digital entertainment services, we must regularly invest in enhancing, improving, expanding or upgrading our services. If we fail to do so, revenues generated from our existing services will likely decline.

As our services are currently accessed primarily through PC and, increasingly, mobile devices, successful development of services for such devices will be imperative if we are to maintain or increase our revenues, and our inability to do so may result in lower growth of or a decline in revenues.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly to access the Internet. We believe that, for our business to be successful, we will need to develop versions of our existing digital entertainment offerings, our pipeline offerings and any future offerings that work well with such devices. Manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our offerings may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our offerings for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. If we are unable to successfully expand the types of devices on which our existing and future offerings are available, or if the versions of our offerings that we create for such devices do not function well or are not attractive to consumers, our revenues may fail to grow and may decline.

The digital entertainment industry is characterized by rapid technological change, and failure to respond quickly and effectively to new Internet technologies or standards may have a material adverse effect on our business.

The digital entertainment industry is evolving rapidly. Any new technologies or new standards may require increases in expenditures for development and operations. In addition, we use internally developed software systems that support nearly all aspects of our billing and payment transactions in our digital entertainment service business. All of our businesses may be adversely affected if we are unable to upgrade our systems effectively to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower responses, which could adversely affect data transmission and service experience. These factors could, among other things, cause us to lose existing or potential users and existing or potential service development partners.

In operating our digital entertainment service business, we may fail to launch new products according to our timetable, and our new products may not be commercially successful.

In order for our digital entertainment service business strategy to succeed over time, we will need to license, acquire or develop new digital entertainment products that can generate additional revenue and further diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property right required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for new launches.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline.

Our digital entertainment service business faces intense competition, which may adversely affect our revenues, profitability and planned business expansion.

The digital entertainment market is highly competitive. Online game operators in Taiwan and Hong Kong are currently our primary competitors. Our major competitors in Taiwan include Gamania Digital Entertainment Co., Ltd. (“Gamania”), Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). In addition, we compete for users against various offline amusement and entertainment, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

We expect more digital entertainment service providers to enter the markets where we operate, and a wider range of digital entertainment products to be introduced to these markets, given the relatively low entry barriers to the digital entertainment industry and the increasing popularity of Internet-based businesses. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name brand recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness. As a result of the above, significant competition may reduce the number of our users or the growth rate of our user base, reduce the average hours spent on our services, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations are subject to significant fluctuations. We have incurred operating and net losses in past years, and we may experience losses in the future.

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2015, and 2016, we incurred operating losses of US$20.0 million and US$7.1 million as well as net losses of US$2.2 million and US$6.1 million, respectively. In 2017, we incurred an operating loss of US$0.5 million but reported a net income of US$1.1 million. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business. The key factors affecting our businesses include:

•	our ability to retain existing users;
•	attracting new users and maintaining user satisfaction;
•	the pace of rolling out new offerings or updating existing ones by us or our competitors;
•	the amount and timing of operating costs and capital expenditures relating to our business operations and expansion;
•	seasonal trends in Internet use;
•	price competition in the industry;
•	regulatory and other risks associated from our operations in Taiwan and Hong Kong.

In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected demand shortfall. A decrease in revenues in relation to our expenses could have a material and adverse effect on our business, results of operations and financial condition. You should not place undue reliance on year-to-year or quarter-to-quarter comparisons of our results of operations as indicators of our future performance and we cannot assure you that we will not experience operating or net losses in future periods.

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

We also face challenges in integrating any acquired business. These challenges include eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, managing different corporate cultures, maintaining the relationship with the suppliers, vendors and/or distributors of acquired businesses, and achieving cost reductions and cross-selling opportunities. There can be no assurance that we will be able to successfully integrate all aspects of acquired businesses. The process of integrating the acquired business may disrupt our business and divert our resources, including the resources of our management. In addition, the benefits of an acquisition or investment transaction may take considerable time to be fully realized and we cannot assure you that any particular acquisition or investment and the subsequent integration will produce the intended benefits.

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

Our digital entertainment service business depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks. We could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences if we sustain damages, cyber-attacks or other data security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us or our customers or other third parties.

The development and operation of our online networks are subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of physical and cybersecurity by computer viruses, system break-ins or otherwise. An increase in the volume of usage of online services could strain the capacity of the software and hardware employed to prevent and identify such failures, breaches and attacks, which could result in slower response time or system failures. In particular, our industry has witnessed an increase in the number, intensity and sophistication of cybersecurity incidents caused by hackers and other malicious actors such as foreign governments, criminals, hacktivists, terrorists and insider threats. Hackers and other malicious actors may be able to penetrate our network security and misappropriate or compromise our confidential, sensitive, personal or proprietary information, or that of third parties, and engage in the unauthorized use or dissemination of such information. They may be able to create system disruptions, or cause shutdowns. Hackers and other malicious actors may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our systems. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs,” cybersecurity vulnerabilities and other problems that could unexpectedly interfere with the operation or security of our systems.

We have a variety of backup servers at our primary site to deal with possible system failures. However, we do not have redundant facilities in the event of an emergency. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions, including the following:

•	expenses to rectify the consequences of the damage, security breach or cyber attack;
•	liability for stolen assets or leaked information;
•	costs of repairing damage to our systems;
•	lost revenue and income resulting from any system downtime caused by such breach or attack;
•	loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack;
•	increased costs of cyber security protection;
•	costs of incentives we may be required to offer to our customers or business partners to retain their business; and
•	damage to our reputation.

In addition, any compromise of security from a security breach or cyber attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

While we have implemented industry-standard physical and cybersecurity measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. For example, in recent years, we have detected and mitigated a few incidents of denial-of-service attack against network providers which affected latency of connections to our games, and those incidents did not result in significant financial impact on our operations and financial results. All in all, we have experienced in the past, and may experience in the future, security breaches or attacks. There can be no assurance that any measures implemented will not be circumvented in the future.

Our business is also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of our offerings depend on ISPs and our system infrastructure for access to the Internet games and services we offer. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. For example, in February 2007, an earthquake off the coast of Taiwan, and in March 2011, an earthquake off the north-east coast of Japan, damaged several undersea fiber optic cables linking countries such as Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. We may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent communication over the Internet and could materially adversely affect our business, revenues, results of operations and financial condition.

We rely on Google Cloud for certain of our mobile-based digital entertainment services. Any disruption of or interference with our use of the Google Cloud operation would negatively affect our operations and seriously harm our business.

Google provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service, and we currently rely on Google Cloud for certain of our mobile-based digital entertainment services. Any significant disruption of or interference with our use of Google Cloud would negatively impact our operations and our business would be seriously harmed. If our users are not able to access our products through Google Cloud or encounter difficulties in doing so, we may lose users. The level of service provided by Google Cloud may also impact the usage of and our users’ satisfaction with our products and could seriously harm our business and reputation. If Google Cloud experiences interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of Google or similar providers.

In addition, Google may take actions beyond our control that could seriously harm our business, including:

•	discontinuing or limiting our access to its Google Cloud platform;
•	increasing pricing terms;
•	terminating or seeking to terminate our contractual relationship altogether;
•	establishing more favorable relationships with one or more of our competitors; or
•	modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Google has broad discretion to change and interpret its terms of service and other policies with respect to us, and those actions may be unfavorable to us. Google may also alter how we are able to process data on the Google Cloud platform. If Google makes changes or interpretations that are unfavorable to us, our business would be seriously harmed.

Any failure to maintain a stable and efficient distribution and payment network could have a material and adverse impact on our digital entertainment service business, financial condition and results of operations.

Our digital entertainment service business operation relies heavily on a multi-layer distribution and payment network composed of third-party distributors for our sales to, and collection of payment from, our users. As we do not enter into long-term agreements with any of our distributors, we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain a stable and efficient distribution and payment network, our business, financial condition and results of operations could be materially and adversely affected.

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

Undetected programming errors or defects in our software, services and games and the proliferation of cheating programs could materially and adversely affect our digital entertainment service business, financial condition and results of operations.

Our digital entertainment services may contain undetected programming errors or other defects. These errors or other defects could damage our reputation and subject us to liability. As to online games, parties unrelated to us may develop cheating programs that enable users to acquire superior features for their game characters that they would not have otherwise. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a user. The occurrence of undetected errors or defects in our digital entertainment services, and our failure to discover and disable cheating programs affecting the fairness of our service environment, could disrupt our operations, damage our reputation and ruin our users’ experiences. As a result, such errors, defects and cheating programs could materially and adversely affect our business, financial condition and results of operations. If such errors, defects and cheating programs occur in software, services and games we operate, our business operations and, in turn, our business and financial condition, could be materially and adversely affected.

We may be subject to claims of intellectual property right infringement by third parties, which could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing upon the intellectual property rights of third parties. There has been substantial litigation in the various segments of the technology, PC application and mobile application markets, including with respect to the online content, electronics, and related industries regarding intellectual property rights. From time to time, third parties may claim infringement by us of their intellectual property rights. Our broad range of application of current technology and technology under development increases the likelihood that third parties may claim infringement by us of their intellectual property rights. The validity and scope of claims relating to the intellectual property may involve complex scientific, legal and factual questions and analysis, and tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we will have to defend ourselves in legal or administrative proceedings, which can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, or prevent us from selling our products and services. The imposition of liabilities that are not covered by insurance, in excess of insurance coverage or for which we are not indemnified by a content provider, could have a material adverse effect on our business, results of operations and financial condition.

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

The validity, enforceability and scope of protection of intellectual property in Internet-related industries are evolving, and therefore, uncertain. In particular, the laws and enforcement procedures of Taiwan and Hong Kong are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. We may have to engage in litigation or other legal proceedings to enforce and protect our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Our future results of operations or the growth of our business may suffer if we are unable to maintain satisfactory relationships with the licensors of our digital entertainment services.

While we are focused on strengthening our abilities to self-developed casual games, we have historically and may in the future source casual games, advanced casual games, MMOs and other forms of digital entertainment services through licensing from developers in various regions where digital entertainment development is relatively established. As of the date of this annual report, we have several licensed MMOs in our portfolio, including the online games we currently offer and other products in the pipeline. We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued operation of our licensed products and our continued access to new digital entertainment licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new products developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

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

Subscribers may in the future obtain access to our service without paying for service by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, such losses from unauthorized credit card transactions and theft of service have not occurred. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

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

Our results of operations and financial condition may be affected by political instability as well as the occurrence of natural disasters and epidemics.

We operate our digital entertainment business in Taiwan, Hong Kong and Macau. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Taiwan, can result in disruption to our business or the businesses of our customers. Our business could be adversely affected by natural disasters and the effects of influenza A virus subtypes, such as H1N1 and H5N1, SARS or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our services.

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC.

Our principal executive offices and a significant portion of our assets are located in Taiwan and a major portion of our revenues of digital entertainment service business are derived from our operations in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Relations between Taiwan and the PRC and other factors affecting the political or economic conditions of Taiwan could also affect our digital entertainment service business.

Fluctuations in the exchange rates between the U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability.

The operations of our digital entertainment service business are conducted in NT dollars and Hong Kong dollars. Accordingly, fluctuations in the exchange rates could have a positive or negative effect on our reported results. Generally, an appreciation of NT dollars or Hong Kong dollars against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of NT dollars, Hong Kong dollars, or Singapore dollars against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, results of operations and financial condition.

Risks Related to Ownership of our Shares

Our Shares are listed on the NASDAQ Capital Market and if we fail to meet the standards for continued listing of our Shares on NASDAQ, the Shares could be delisted from the NASDAQ Stock Market.

Our Shares are listed on the NASDAQ Capital Market. The NASDAQ Capital Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a US$1.00 minimum bid price per share. The trading prices for our Shares in the year 2014 were around the US$1.00 range and traded below US$1.00 several times. On January 14, 2015, NASDAQ notified us that the trading price of our Ordinary Shares no longer met the minimum US$1 bid price per share requirement. NASDAQ had first provided the Company an opportunity to regain compliance within 180 days. When the trading price of our Ordinary Shares did not rise above US$1.00 for ten consecutive days during this 180 calendar day period, on July 9, 2015, NASDAQ again accepted, subject to several conditions, including transfer of our listing to the NASDAQ Capital Market, our application for an additional 180 calendar day period, or until January 11, 2016, to regain compliance. Subsequently, at an Extraordinary General Meeting of our Company held on December 16, 2015, our shareholders approved a reverse stock split of our Ordinary Shares at a ratio of 5 to 1. As a result of the reverse stock split, our share price rose above US$1.00 for a satisfactory consecutive period. As a result, we received a released letter from NASDAQ, which specified that we satisfied the listing requirement, and the matter has thus been concluded.

Although we have regained compliance with US$1.00 minimum bid price listing requirement, there can be no assurance that we will maintain compliance and continue to meet all of the requirements for continued NASDAQ listing. If we fail to comply again in the future, our Shares could still be delisted from NASDAQ, which could have a material adverse effect on our stock prices and our standing with current and future investors.

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices.

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2017, the closing prices of our Shares on the NASDAQ Stock Market have ranged from US$2.82 to US$3.62 per share, and the closing price on April 11, 2018 was US$2.74. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Sizable percentage of our outstanding Shares are beneficially owned by Mr. Andre Koo, who accordingly has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may differ from yours.

As of March 31, 2018, Mr. Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

The ability of our subsidiaries in Taiwan to distribute dividends to us may be subject to restrictions under the laws of Taiwan.

We are a holding company, and some of our assets constitute our ownership interests in our subsidiaries in Taiwan, including Hoshin GigaMedia, which owns the Taiwan-based operations of our digital entertainment service business. Accordingly, part of our primary internal source of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries, including those in Taiwan. The distribution of dividends to us from these subsidiaries in Taiwan is subject to restrictions imposed by the applicable corporate and tax regulations in these countries, which are more fully described in Item 5, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Dividends from Our Subsidiaries” in this annual report. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Taiwan to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2017, the first quarter of 2018 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our Strategic Investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2017, and we will likely be a PFIC for our current taxable year ending December 31, 2018, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

In January 2006, we acquired FunTown, a digital entertainment business operated in Taiwan and Hong Kong. In 2012, we began internal development of GigaCloud, a cloud computing software business focused on serving SMEs in Greater China. In 2016, after reviewing the business plan, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

As part of plans to turn around the Company’s financial performance, in 2012 we began implementation of a disposal and asset optimization program targeting non-strategic investments and underperforming assets. During 2012, we completed the sale of a remaining 33.66% interest we held in an underperforming legacy online gambling business, Everest Gaming. In 2016, we continued to dispose of underperforming and non-strategic investments. Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our discussion and analysis of financial condition and results of operation and in the notes to our consolidated financial statements included elsewhere in this annual report. See Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Certain Significant Events Affecting Our Results of Operations for 2015, 2016 and 2017”.

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

We are a diversified provider of digital entertainment services in Taiwan, Hong Kong and Macau. We do not utilize variable-interest entities (“VIEs”) in our operations.

In digital entertainment services, we own 100% of and operate FunTown, a leading digital entertainment portal in Taiwan and Hong Kong. FunTown is focused on the high-growth mobile and browser-based casual games market in Asia.

In cloud computing, we own 100% of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for SMEs in Taiwan. In 2016, after a review of our business plan, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

Digital Entertainment Service Business

Overview

FunTown is focused on the high-growth mobile and browser-based casual games markets in Asia. FunTown has a strong track record of developing and monetizing PC-based casual games, including by revenues one of the largest online social gaming platform in Taiwan. We plan to leverage that as we restructure the business and extend our offerings to mobile and browser-based games in select areas and geographies going forward.

Most of our digital entertainment products are operated or expected to be operated under the item-billing revenue model (“Item-Billing”). Under the Item-Billing model, users are able to access the basic functions of a casual online game for free. Players may choose to purchase in-game value-added services as well as in-game virtual items and premium features to enhance the game experience. These services and items allow players to utilize more functions, improve performance and skills, and personalize the appearance of a game character. Game points are consumed as users purchase value-added services and in-game items.

We have experienced seasonality in the form of slower sales of FunTown’s digital entertainment business in the second and third quarters, during which people tend to spend less time indoors and online as daylight hours increase and the weather conditions improve. Typically, our first and fourth quarters have been our strongest revenue periods.

To complement our offerings and strengthen their appeal, we are focusing on building community-based online platforms that cater to different social networking needs of our users and provide various channels to facilitate communications among them.

We intend to continue to seek growth and enhance our market position in the digital entertainment industry by increasing focus on mobile and browser-based games and expect to drive growth both organically and via mergers and acquisitions.

Our Digital Entertainment Products

Our portfolio of digital entertainment products includes predominantly PC-based casual games, including MahJong and various card and table games. FunTown offers over 40 PC-based casual games and one sports game, one web-based RPG and several mobile games. We have also launched one self-developed MahJong game application which uses a web browser-based technology with no download required and one licensed mobile strategy card game.

MahJong

MahJong is a traditional and highly popular Chinese tile game, which is widely played in Taiwan, Hong Kong, the PRC, Japan, South Korea and other regions throughout Asia. Similar to poker, MahJong involves skill, strategy and calculation, as well as a certain degree of chance.

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

Players may play our online MahJong free of charge. To continue to play on a regular basis and establish a track record inside our online MahJong community, players may choose to purchase game points or game-playing time through various distribution channels, such as convenience stores and computer-based payment processing terminals. By purchasing our game points, players may exchange for virtual currency and deposit into their virtual bank accounts. The virtual currency may be used to play MahJong and other games in the FunTown game site or to purchase in-game virtual items, but cannot be redeemed for cash.

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

Casual Games

Through our FunTown-branded platform, we offer various casual games. These online games are Internet-based and developed through computer simulation and adaptation of non-computer games, which are traditionally played offline. The FunTown platform targets players from different regions, particularly Taiwan and Hong Kong.

We provide many different online card games, which are popular in various regions in Asia. Players can select their desired table based on the level of skill or stakes. These games are designed with online multiplayer features that allow players to compete against one another. We also offer chance-based games, including bingo, lotto, horse racing, Sic-Bo, slots and various simple casual games.

Like online MahJong, players may play our FunTown games for free. They may choose to purchase playing time or virtual currency to play on a continuous and regular basis. Virtual currencies may be used to play all the games in the FunTown game site or to purchase virtual items, but cannot be redeemed for cash.

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

In October 2010, we acquired a non-controlling interest in XL Games, an online game developer in Korea, through an investment in XL Games. As a result of the transaction, we received certain strategic rights, including exclusive rights to operate the MMORPG game ArcheAge in Taiwan, Hong Kong, and Macau. XL Games launched the game in Korea in January 2013. However, considering the progressive shift in the gaming sector from PC-based to mobile device-based games, we determined that the carrying amount of our prepaid licensing and royalty fees relating to ArcheAge were not to be fully recoverable. We had accordingly recognized an impairment loss on such prepaid licensing and royalty fees of approximately US$1.3 million in 2014 and US$3.0 million in 2015. In 2017, XL Games reached an agreement with us to terminate the ArcheAge license by compensating us in the amount of $1.7 million and accordingly, we recognized a gain of $1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

In 2014, we launched six MMORPGs. In 2015, 2016 and 2017, we launched another eight MMORPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed among the other MMORPG games. Yume100 is a multi-player story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, players assume game characters and complete challenges while enjoying as the perfect romance unfolds. As of the end of 2017, the accumulated sales revenues of Yume100 since its launch were approximately US$7.3 million. Leveraging the operating experience of Yume100, in mid-December 2017, we launched Akaseka, a similarly female-oriented game, but with an even better user experience.

Game Sources

In-house development of Casual Games

We develop the casual games offered on FunTown’s game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration into our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games development capabilities.

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

FunTown Platform and Services

Our FunTown platform provides many digital entertainment services for the users to enhance their playing and entertainment experiences, facilitate information communication among them and support the development of a strong player community. These services include:

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

•

Customer Services. FunTown provides support and services to its customers primarily through walk-in customer service centers in Taipei and Hong Kong, via e-mail and through an in-game report system where players can inquire and receive responses from FunTown.

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

Advertisements and Offline Promotions

We advertise our brand names and our digital entertainment products across a variety of media, including the Internet, television and outdoor advertisements. From time to time we distribute game-related posters, promotional prepaid cards for new users and souvenirs at trade shows, selected Internet cafés and other locations. We have contracted with various Internet café unions directly or via agents to promote our games in Internet cafés. We also conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our users.

Magazines

In addition to advertising certain games in various magazines, we also collaborate with certain entertainment magazines for various promotions, including giving away copies of certain games free of charge with each magazine sold.

New Media Promotion

In addition to advertising certain products and services in conventional channels described above, we also collaborate with certain new media channels, for example, with micro-blogging services provided with websites and search engine services.

Direct Marketing

We use telemarketing and e-mail correspondence to inform our users of new offerings, promotions and other game-related services.

Our Distribution and Payment Channels

We sell game points for our digital entertainment services through various channels. Our distribution and payment channels are described below.

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

Our Operation Architecture

We have a scalable and modular operation architecture that enables us to support and expand our digital entertainment offerings. The architecture consists of several key subsystems, including game services, a central user database, billing and payment, online customer service, game telemetry and monitoring. FunTown, has its own unified user account system, which allows players to use a single account to access all FunTown games. Our billing and game management system supports various billing models and deposit options, and is sufficiently flexible to accommodate in-house developed games and licensed games. Our customer service system enables us to assist our players inside and outside the games. Our game telemetry and monitoring system allows us to track our concurrent online users in real time and effectively identify and fix technical problems in our server network.

Technology Infrastructure

Due to the real-time interaction among thousands of users, the stable operation of our online games requires a significant number of servers and a significant amount of connectivity bandwidth. We have developed an extensive technology infrastructure that supports the operation of our online games.

We seek to adapt our infrastructure promptly in response to changing circumstances. This includes moving the servers used in our digital entertainment business to cloud.

Our Customers

In Taiwan and Hong Kong, as of December 31, 2017, we had an aggregate of approximately 14.1 million unique registered customers of our digital entertainment services, more than 97% of which were located in Taiwan. During the year ended December 31, 2017, we recorded approximately 67,000 active paying users

Competition

Our primary competitors in the digital entertainment business are online game operators based in Taiwan and Hong Kong. Our major competitors in Taiwan include Gamania, Soft-World, IGS, UserJoy and GodGame.

In addition, we compete for users against various offline entertainment products, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

We expect more digital entertainment companies to enter into the markets where we operate, and a wider range of digital entertainment products to be introduced to the market given the relatively low entry barriers to entry in the industry. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name recognition. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness.

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

In 2016, after a review of our business plan, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

Regulation

Our business is subject to various laws and regulations in the jurisdictions we operate relating to the digital entertainment industry, and is regulated by various government authorities.

Regulations Relating to Digital Entertainment

Taiwan

At present, there is no specific law in Taiwan governing digital entertainment services, nor are there any specific licensing requirements imposed on Internet content providers in connection with offering online game services.

Rating of Internet Content

The Regulations for the Rating of Internet Content was abolished by the NCC in 2012. At present, the rating of internet content is governed by Article 46 of the Protection of Children and Youths Welfare and Rights Act, which requires that all internet platform providers adopt their own rules implementing “clear and practicable” protection measures in accordance with the internet content supervisory institutions engaged by the National Communications Commission (the “NCC”) and other relevant authorities to prevent youth and children from having access to harmful internet contents. An internet platform provider is required to restrict children and youths from having access to internet content upon the relevant authority’s notification that such internet contents may be harmful or that such internet platform provider failed to implement “clear and practicable” protection measures.

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

Personal Data Protection Act

On April 27, 2010, the Legislative Yuan passed a bill to amend the Computer-processed Personal Data Protection Act, which was renamed as the Personal Data Protection Act. Whenever an entity collects personal data from any individual, it shall inform such individual about (i) the name and identity of the collecting entity; (ii) the purpose of collection; (iii) how the collected personal data will be used; (iv) his/her rights; and (v) the consequences of his/her failure to provide the required personal data. If personal data is not provided by individuals, in addition to the information required to be disclosed as described above, the collecting entity shall inform such individual of the source of the data before processing or using the data. In principle, prior consent from the individual is required for use of his/her personal data. These requirements shall be exempted if relevant personal data of the individual (i) is used for public interests; or (ii) is available from the public domain and the interest to be protected is more important than the privacy of such individual. Depending on the gravity of a violation, damages of NT$500 to NT$20,000 may be claimed against a person for each violation of the Personal Data Protection Act even if the actual damage cannot be proved. If there is more than one victim in a single violation, the maximum damages would be up to NT$200,000,000. However, if the interests involved therein exceed NT$200,000,000, restrictions on maximum amount for damages to be claimed and on minimum amount for damages to be claimed (NT$500 per person for each violation) shall not apply. The new Personal Data Protection Act was enacted on October 1, 2012.

Hong Kong

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Cap. 486) which came into force in Hong Kong on 20th December, 1996. And the government has set up the Office of the Privacy Commissioner which is an independent statutory body to oversee the enforcement of the Ordinance. The objective of the Personal Data (Privacy) Ordinance is to protect the privacy rights of a person in relation to personal data (Data Subject). Everyone who is responsible for handling data (Data User) should follow the Six Data Protection Principles ("DPPs"), including: (i) Data Collection Principle; (ii) Accuracy & Retention Principle; (iii) Data Use Principle; (iv) Data Security Principle; (v) Openness Principle; and (vi) Data Access & Correction Principle. Non-compliance with Data Protection Principles does not constitute a criminal offence directly. The Commissioner may serve an Enforcement Notice to direct the data user to remedy the contravention and/or instigate the prosecution action. Contravention of an enforcement notice is an offence which could result in a maximum fine of HK$50,000 and imprisonment for 2 years. However, the Ordinance also criminalizes misuse or inappropriate use of personal data in direct marketing activities (Part VI); non-compliance with Data Access Request (section 19); unauthorized disclosure of personal data obtained without data user's consent (section 64) etc. An individual who suffers damage, including injured feelings, by reason of a contravention of the Ordinance in relation to his or her personal data may seek compensation from the data user concerned.

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

We were incorporated in Singapore as a company limited by shares on September 13, 1999. As of the date of this annual report, our principal operating subsidiaries include Hoshin GigaMedia and FunTown World Limited. Hoshin GigaMedia, our wholly-owned subsidiary incorporated in Taiwan, operates our digital entertainment service business in Taiwan. FunTown World Limited, our wholly-owned subsidiary incorporated in the British Virgin Islands, operates our digital entertainment service business in Hong Kong and Macau.

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
Held by GigaMedia (HK) Limited
Shanghai Pontoon Networking Technology Co., Ltd.	China	Wholly-owned subsidiary

D.	Property, Plant and Equipment

As of April 6, 2018, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

A.	Operating Results

Overview

We are a diversified provider of digital entertainment services. Our principal businesses are as follows:

•	Our digital entertainment service business operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.
•

Our cloud product and service business aimed at providing an integrated platform of services and tools for medium to large enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as bidding for government contracts in Taiwan. In 2016, after review of our business plan, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

In 2017, we had total operating revenues of approximately US$11.6 million, an increase of approximately US$2.6 million year-over-year. Our total costs and expenses decreased by approximately US$4.0 million year-over-year to US$12.1 million, primarily due to reduced selling and marketing expenses, less impairment losses recognized during the year, which decreased by US$1.4 million, and we had a return of fees related to termination of a licensing agreement, amounting to US$1.7 million, and accordingly recognized a gain (see Item 4, “Information of the Company — B. Business Overview” in this annual report for more information). We incurred an operating loss of approximately US$490 thousand, a decrease of approximately US$6.6 million year-over-year. We recognized a non-operating loss of approximately US$95 thousand, approximately comparable to last year. We recognized income tax benefits of approximately US$1.7 million, an increase of approximately US$522 thousand year-over-year, primarily due to reduction in certain deferred tax liability. We recognized a net income attributable to us of approximately US$1.1 million, an improvement of approximately US$7.2 million year-over-year, primarily resulting from the aforementioned factors.

Digital Entertainment Business. We operate our digital entertainment business in Taiwan, Hong Kong and Macau through FunTown. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting from January 1, 2006.

Online game operators in Taiwan and Hong Kong are currently our primary competitors. Given the low barriers to entry in the digital entertainment industry and the increasing popularity of Internet-based businesses, there are a large number of potential competitors scattered throughout many different segments of the software and Internet industries. In addition to the aforementioned competitors, traditional entertainment service providers and other entities, many of which have significant financial resources and name brand recognition, may provide digital entertainment services in the future, and thus become our competitors.

Faced with our known competitors, and most likely additional new competitors that may be established in the near future, we will continue to improve the principal competitive factors that we believe can differentiate our product offerings from those offered by our competitors, including: brand, technology, financial stability and resources, proven track record, independent oversight and transparency of business practices in our industry.

In 2017, our digital entertainment business generated revenue of approximately US$11.6 million, gross profit of approximately US$6.5 million, operating income of approximately US$1.7 million, non-operating loss of approximately US$263 thousand, and net income attributable to us of approximately US$1.5 million.

Cloud Product and Service Business. Our cloud product and service business made its first revenue contributions in the fourth quarter of 2013. In 2016, after review of our business plan, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

Certain Significant Events Affecting Our Results of Operations for 2015, 2016 and 2017

Divestiture of PerfectPairs

In January 2016, we disposed of PerfectPairs by selling our entire equity interest to two Taiwanese individuals unrelated to our Group for total cash consideration amounted to approximately US$760 thousand. Upon the disposal, we deconsolidated PerfectPairs and recognized a disposal gain of approximately US$827 thousand. Summarized financial information for PerfectPairs upon the deconsolidation and the gain on sale is as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$760
The carrying amount of PerfectPairs
Cash	482
Receivables and other current assets	40
Property, plant and equipment	71
Intangible and other noncurrent assets	13
Accounts payable and accrued expenses	(528)
Other payable and other current liabilities	(144)
The carrying amount of PerfectPairs at the date of deconsolidation	(66)
Exchange difference	1
Gain on disposal of PerfectPairs	$827

Operating Results and Divestiture of Our Investment in East Gate

Based on our partnership agreement with East Gate, we determined that we had the ability to exercise significant influence over East Gate, and accordingly accounted for our investment under the equity method. In 2015 and 2016, we recognized equity method losses of approximately US$494 thousand and US$1.6 million, respectively, on our investment in East Gate.

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

The consideration receivable of $1.1 million as of December 31, 2016 had been fully collected as of December 31, 2017.

Disposal of Owned Office Premises

In January 2016, we entered into disposal agreements to sell certain office premises not used for our principal business to several counterparties unrelated to us, for total cash consideration amounted to approximately US$1.9 million. The closing of the disposals occurred in March 2016. Upon the closing, we recognized disposal gains of approximately US$798 thousand.

Acquisition of Wen He Investment Ltd.

In June 2014, we acquired Wen He Investment Ltd. (“Wen He”), and in doing so acquired Wen He’s beneficial ownership in Gamania Digital Entertainment Co., Ltd. (“Gamania”). Gamania is a Taiwanese OTC-traded company, with its common shares traded on Taipei Exchange (“TPEx”). As a result of the acquisition of Wen He, we acquired beneficial ownership of 15 million common shares of Gamania, or approximately 9.5% of Gamania’s issued and outstanding common shares, at a cost of approximately US$17.9 million. At the time of making such acquisition, we intended to establish a strategic business partnership with Gamania. However, the business collaboration model with Gamania eventually changed such that we had no investment involvement. Therefore, in April 2015, we disposed of all our shareholdings in Gamania through block trades on the open market in Taiwan, at an average price slightly higher than the acquisition cost. As a result, we received approximately US$18 million in cash.

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

However, in light of the drastic slowdown in global economy and turmoil in stock markets beginning in late August 2015 that resulted in a change in our business development strategy, our board of directors concluded that the mutual termination of the acquisition was in the best interests of GigaMedia stockholders.

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

Termination of a game license

We have entered licensing arrangements for our digital entertainment business and in 2015, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of US$1.7 million and accordingly, we have recognized a gain of $1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

Liquidation of a subsidiary

In October 2017, a subsidiary of ours in the U.S. resolved to dissolve and liquidate and completed the process and filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of US$1.7 million as such deferred income tax liabilities were originally accrued for potential withholding obligation upon possible distribution.

Impairment Losses Related to Underperforming Projects in Our Digital Entertainment Service Business and Cloud Product and Service business

We incurred certain impairment losses in 2016 and 2015 as described further below. No impairment losses were incurred in 2017.

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

2) US$5 thousand impairment loss on intangible assets for capitalized software costs and US$60 thousand impairment loss on property, plant and equipment to reflect the full write-down of the assets relating to certain projects that we have ceased to be utilized.

2016 Impairment Losses

Due to certain underperforming game projects and decreased forecasts within our Asian digital entertainment product and service business, we recognized an impairment loss of US$1.9 million in our consolidated financial statements for the year ended December 31, 2016 as follows:

1) US$1.4 million impairment loss on prepaid licensing and royalty fees, which related to certain licensed games for which the carrying amounts were determined not to be recoverable due to underperformance. Prepaid licensing and royalty fees are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

2) US$471 thousand impairment loss on property, plant and equipment and US$57 thousand impairment loss on intangible assets for capitalized software costs as a result of consecutive operating losses in recent years that were expected to continue and therefore the carrying amounts of those long-lived and intangible assets would not be recoverable based on cash flow projections from current games, which are typically with shorter lives. Those long-lived and intangible assets are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

Impairment Losses on Marketable Securities and Investments

As a result of unsuccessful investments made by previous management in game studios and companies, we recognized impairment losses on marketable securities and investments of US$1.3 million in 2015 and US$52 thousand in 2017. The impairments are described further below:

1) In 2015 we made an investment in preferred shares of SportsPlus, Inc. (“SportsPlus”) of US$1 million. As a result of its inability to meet its projections and forecasts, and cash shortage, we fully wrote down our investment in SportsPlus in 2015 to zero.

2) In 2014, we made an investment in common shares of Double2 Network Technology Co., Ltd. (“Double2”), of US$667 thousand. As a result of consecutive and deteriorating losses incurred without encouraging prospects, we wrote down this investment to its estimated fair value of US$194 thousand, resulting in an impairment charge of US$290 thousand in 2015. And as a further result of its inability to reduce cash burn, we fully wrote down our investment in Double2 in 2017 to zero, resulting in an impairment charge of US$52 thousand in 2017.

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

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are related to our digital entertainment service business that operates play-for-fun online games and other forms of digital entertainment to consumers across Asia.

Digital entertainment service revenues are earned through the sale of virtual points, prepaid cards and game packs. Virtual points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and virtual points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the digital entertainment services or products in accordance with our published virtual points expiration policy.

Sales of virtual points, prepaid cards and game packs are reported on a gross basis. In the sales of virtual points, prepaid cards and game packs, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our digital entertainment services are recognized as cost of digital entertainment service revenues.

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

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our digital entertainment service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue was US$1.9 million and US$1.9 million at December 31, 2016 and 2017, respectively. Pursuant to relevant requirements in Taiwan, cash amounted to US$500 thousand and US$507 thousand as of December 31, 2016 and 2017, respectively, have been deposited in an escrow account in bank as performance bond for the players’ game points, and are presented as restricted cash in the consolidated balance sheet.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player digital entertainment products.

Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant digital entertainment product or license period, which is usually within two to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentages of revenues generated by the licensee from operating the related digital entertainment product in the specific country or region over the contract period.

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

Based on the analysis, we estimated the fair values of certain prepaid licensing and royalty fee assets to be impaired, and recognized impairment charges of US$4.2 million and US$1.4 million on prepaid licensing and royalty fees in 2015 and 2016, respectively.

The impairment losses recognized in 2015 and 2016 were mainly due to lower than expected performances of products and services or resulted from the uncertain commercial viability of products and services, or from game development that did not successfully pass the testing phase and for which we fully wrote off the contractual value of related fees paid. In 2016, we recognized a US$1.4 million impairment loss on prepaid licensing and royalty fees for certain licensed games that we had determined the carrying amount of which to not be fully recoverable considering its lower-than-expected rate of attracting new gamers and retaining existing gamers, thus we concluded that the prepaid licensing fees were impaired and recognized an impairment loss of US$1.4 million. We have entered licensing arrangements for our digital entertainment business and in 2015, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of US$1.7 million and accordingly, we have recognized a gain of US$1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

Impairment of Long-lived Assets and Intangible Assets with Definite Useful Life

We review our long-lived assets and intangible assets with definite useful life that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon certain assumptions about expected future operating performance. If the sum of the expected undiscounted future cash flows is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. Prior to evaluating goodwill for impairment, we evaluated our long-lived assets and intangible assets with definite useful life for impairment. We determined that we have two asset groups for impairment testing purposes, one of which is associated with our digital entertainment service operations, and the other is associated with our cloud services. In 2015, we found that the profit margin generated by certain cloud product and service lines was very low, and such product and service lines were projected to generate losses in the coming years. Therefore in strategic consideration of our cloud business plan we decided to reposition our business and fade out such services. And we have decided to retire the long-lived assets and intangible assets related to such products and services. We therefore determined that the fair value of those related long-lived assets and intangible assets was zero and recognized an impairment loss of US$60 thousand on property, plant and equipment, and an impairment loss of US$5 thousand on intangible assets in 2015, respectively. In 2016, we considered our consecutive operating losses in recent years and that the carrying amounts of our long-lived assets would not be recoverable based on cash flow projections from current games that typically have shorter lives. We therefore determined that the fair value of those long-lived assets and intangible assets was zero and recognized an impairment loss of US$471 thousand and US$57 thousand on property, plant and equipment, and on intangible assets, respectively.

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

In October 2017, a subsidiary of ours in the U.S. resolved to dissolve and liquidate and completed the process and filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of US$1.7 million as such deferred income tax liabilities were originally accrued for potential withholding obligation upon possible distribution.

As of December 31, 2015, 2016 and 2017, we recognized valuation allowances of US$11.0 million, US$11.9 million and US$9.9 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of December 31, 2015, 2016 and 2017. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2015, the valuation allowance on the deferred tax assets increased by US$3.9 million to US$11.0 million, mainly due to an addition of US$2.6 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2016, the valuation allowance on the deferred tax assets increased by US$0.9 million to US$11.9 million, mainly due to addition of US$1.7 million, utilization of US$753 thousand and divestiture of US$311 thousand. In 2017, the valuation allowance on the deferred tax assets decreased by US$1.9 million to US$9.9 million, mainly due to addition of US$745 thousand, utilization of US$3.4 million and exchange difference of US$683 thousand.

The effect of the changes of the valuation allowance decreased our income tax benefit by US$4.2 million, US$1.7 million and US$745 thousand, for the years ended December 31, 2015, 2016 and 2017, respectively.

Recent Accounting Pronouncements

The FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, in March 2016. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. Our company adopted the amendments as of January 1, 2017 and the effects are immaterial for the year.

The FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of the amendments are intellectual property and property, plant, and equipment.  Our company adopted the amendments as of January 1, 2018 and the effects are expected to be immaterial for the year.

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

The Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350) in January 2017. The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating from the goodwill impairment test the step two described above. The annual or interim goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform the step two of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Our Company adopted the amendments in 2017, on a prospective basis for interim or annual goodwill impairment tests to be performed on testing dates after January 1, 2017. The adoption did not affect our consolidated financial statements.

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

The FASB issued ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations. An entity is required to determine whether the nature of its promise for providing goods or services to a customer is to provide the specified good or service itself (as a principal) or to arrange for that good or service to be provided by the other party (as an agent), and accordingly to determine whether to recognize revenue in the gross amount of consideration for the specified good or service transferred to the customer, or to recognize revenue in the amount of any fee or commission for arranging for the specified good or service to be provided by the other party. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The effective date for the amendments in this Update is the same as the effective date of ASU 2014-09, deferred by one year.

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

Topic 606 is effective for our fiscal year beginning January 1, 2018. We will adopt the new standard retrospectively, with the cumulative effect recognized at the date of initial application. We do not expect the adoption of this new standard to have a material impact on our Company’s financial position, results or cash flows. We do not anticipate significant changes to our current business processes and systems to support the adoption of the new standard in the year beginning January 1, 2018. Additionally, we are currently in the process of evaluating the required financial statement disclosures to allow users of our consolidated financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with our customers.

The FASB issued ASU No. 2017-05, Other Income–Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20) in February 2017. The amendments clarify that a contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets. The amendments also require that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. These amendments are effective at the same date that Topic 606 is effective.

The FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842), in February 2016. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases), at the commencement date, (a) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Our Company will implement the amendments in ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Our Company is currently evaluating the effect the adoption of ASU 2016-02 will have on our existing accounting policies and the consolidated financial statements in future reporting periods, but expects there will be an increase in assets and liabilities on its balance sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be significant.

The FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715), in March 2017. The amendments in this ASU require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). Our company adopted this ASU on January 1, 2017, retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the statement of operations, and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The adoption only affected, immaterially, the presentation of our consolidated statements of operations.

Taxation

Our major tax jurisdictions are located in Taiwan and Hong Kong.

The corporate income tax rate in Taiwan is 17% effective from 2010. In addition to the corporate income tax rate, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed to us as dividends in the following year are assessed a 10% retained earnings tax. This rule applies primarily to our FunTown online portal, whose principal operating entities are incorporated under Taiwan law. In January 2018, it was announced that the ROC Income Tax Act was amended and, starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to the undistributed portion of earnings to be made in 2018 and thereafter will be reduced from 10% to 5%. Our company didn’t expect any material impacts due to the change of tax rate.

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

The corporate income tax rate in Hong Kong is 16.5%, which applied primarily to our digital entertainment service operations in Hong Kong.

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

Competition. Our digital entertainment service business operates in an extremely competitive industry and our cloud service business may face strong future industry competition as the cloud computing industry grows in Asia. Our digital entertainment service business is characterized by rapid technological change and we face significant and intense competition from entertainment software design houses, application service providers and casual games operators.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2015 (As adjusted*)		2016 (As adjusted*)		2017
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$8,545	83.4	$8,971	100.0	$11,596	100.0
Other revenues	1,706	16.6	—	0.0	—	0.0
Total operating revenues	10,251	100.0	8,971	100.0	11,596	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	7,018	68.5	4,138	46.1	5,098	44.0
Cost of other revenues	1,871	18.2	—	—	—	—
Total costs of revenues	8,889	86.7	4,138	46.1	5,098	44.0
Gross profit	1,362	13.3	4,833	53.9	6,498	56.0
OPERATING EXPENSES
Product development and engineering expenses	688	6.7	1,045	11.7	1,072	9.2
Selling and marketing expenses	8,655	84.4	5,513	61.5	3,993	34.4
General and administrative expenses	5,817	56.8	3,458	38.5	3,528	30.4
Impairment loss on property, plant and equipment	60	0.6	471	5.3	—	—
Impairment loss on intangible assets	5	—	57	0.6	—	—
Impairment loss on prepaid licensing and royalty fees	4,187	40.9	1,386	15.4	—	—
Termination of proposed acquisition	2,000	19.5	—	—	—	—
Gain on termination of licensing agreement	—	—	—	—	(1,732)	(14.9)
Other	3	—	35	0.4	127	1.1
Total operating expenses	21,415	208.9	11,965	133.4	6,988	60.2
Loss from operations	(20,053)	(195.6)	(7,132)	(79.5)	(490)	(4.2)
NON-OPERATING INCOME (EXPENSES), NET	17,351	169.3	(83)	(0.9)	(95)	(0.8)
LOSS BEFORE INCOME TAXES	(2,702)	(26.3)	(7,215)	(80.4)	(585)	(5.0)
INCOME TAX BENEFIT	414	4.0	1,149	12.8	1,671	14.4
NET INCOME (LOSS)	(2,288)	(22.3)	(6,066)	(67.6)	1,086	9.4
LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	45	0.4	—	—	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,243)	(21.9)	$(6,066)	(67.6)	$1,086	9.4

*: The consolidated statements of operations for the years ended December 31, 2015 and 2016 were retrospectively adjusted to reflect our Company’s election to early adopt the accounting updated of ASU No. 2017-07, Compensation-Retirement Benefits. Accordingly, all components of net periodic pension costs that are other than the service cost, amounting to income of US$58 thousand and US$2 thousand, respectively, for 2015 and 2016, were reclassified from general and administrative expenses to non-operating income (expense) –other. See Note 1 to our audited consolidated financial statements included in this annual report for more information.

The key items included in our consolidated statements of operations are:

OPERATING REVENUES. Our operating revenues consist of revenues from our digital entertainment service business and our cloud product and service business. Digital entertainment service revenues are related to our digital entertainment business in Asia and are collected through the sale of virtual points, pre-paid cards and game packs, and through licensing fee revenues. Other revenues are related to cloud computing services provided by our Company. Revenues are collected in accordance with contracts and through monthly payment or in advance payments with discounts, and are recognized upon acceptance or over periods as services are provided. Revenues from the sales of equipment and other related products are recognized upon acceptance.

COSTS OF REVENUES. Costs of revenues consist primarily of digital entertainment service and cloud service processing costs, licensing and royalty fees, bandwidth costs, production costs for prepaid cards and game packs, amortization of intangible assets, cost of products, customer service department costs, operational department costs, depreciation, maintenance and other overhead expenses directly attributable to the provision of our digital entertainment services and cloud products and services.

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

NON-CONTROLLING INTEREST. Noncontrolling interest represents the portion of net income allocated to the non-controlling voting shares of our majority-owned subsidiaries (FingerRockz through September 2, 2015).

For the Years Ended December 31, 2017 and 2016

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2017 increased by 29.3 percent to US$11.6 million from US$9.0 million in 2016. The increase was primarily due to the increase of revenues from our digital entertainment service segment. The revenues from our digital entertainment service business increased by US$2.6 million, mainly due to a 66.4 percent increase in revenues from mobile role playing games, to $7.8 million in 2017 from $4.7 million in 2016, as a result of a mobile game launched in the fourth quarter of 2016 and our effort in invigorating existing games. The increase was partially offset by a 6.3 percent decrease in revenues from legacy PC-based games to $3.8 million in 2017 from $4.0 million in 2016, primarily due to shrinking demand for legacy PC-based games.

COSTS OF REVENUES. Costs of revenues in 2017 increased by US$1.0 million, or 23.2 percent, to US$5.1 million in 2017 from US$4.1 million in 2016. The increase in costs of revenues was largely in line with the increase in revenues.

GROSS PROFIT. Gross profit increased to US$6.5 million in 2017 from US$4.8 million in 2016. Gross profit margin was 56.0 percent in 2017 compared with 53.9 percent in 2016, mainly due to decrease of certain fixed operating costs such as depreciation and amortization of licensing fees in FunTown.

OPERATING EXPENSES. Total operating expenses decreased by 41.6 percent to US$7.0 million in 2017 from US$12.0 million in 2016. The decrease in total operating expenses, further discussed below, was mainly due to a reduction item in 2017 a gain of US$1.7 million related to one of FunTown’s licensing agreements, compared to an impairment loss of US$1.9 million recognized in 2016, as well as our efforts in expenditure reduction in 2017.

Consolidated product development and engineering expenses were comparable for US$1.1 million in 2017 and US$1.0 million in 2016.

Consolidated selling and marketing expenses decreased by 27.6 percent to US$4.0 million in 2017 from US$5.5 million in 2016, primarily due to FunTown’s efforts in enhancing its marketing efficiency and effectiveness.

Consolidated general and administrative expenses were comparable for US$3.6 million in 2017 and US$3.5 million in 2016.

OPERATING LOSS. Operating loss for 2017 was US$0.5 million compared to US$7.1 million in 2016. The US$6.6 million loss decrease in operating loss was primarily a result of decreased expenses and impairment losses, as well as a reduction of expenses of US$1.7 million, along with an increase in gross profit.

NON-OPERATING INCOME (LOSS), NET. Non-operating loss, net was US$95 thousand in 2017 compared to loss of US$83 thousand in 2016. The non-operating loss, net in 2017 primarily included (1) US$551 thousand foreign exchange loss, (2) US$76 thousand equity investment loss and impairment loss on investments, and (3) US$602 thousand interest income. The non-operating loss, net in 2016 primarily included (1) US$751 thousand gain on sales of property, plant and equipment, which were primarily sales of certain office premises not used for our principal business, (2) US$849 thousand gain on sales of subsidiary and equity method investments, and (3) US$1.7 million equity method loss in 2016.

Equity method losses of US$1.7 million in 2016 were primarily on our investment in East Gate. East Gate incurred losses in 2016 mainly due to investment and impairment losses on its investments in game companies and profit-sharing rights in film projects, as certain of those investments and the carrying amounts of the rights were determined not to be fully recoverable. The recoverability is determined using various valuation techniques including applying price multiples derived from comparable companies and discounted cash flow model, and third-party independent appraisals, as considered necessary. Forms of leisure and entertainment became increasingly diversified, while a few platform providers such as Google and Apple enjoyed greater bargaining power due to their dominance of the channels. Those factors significantly suppressed the profit margins of online game and other entertainment businesses in recent years. Rapid technology changes also caused the mid- and longer-term game product development to be exposed to higher risk of becoming obsolete. In November 2016, we disposed of all our rights and benefits attached to and in relation to our investment in East Gate and recognized a gain of US$22 thousand upon disposal.

INCOME TAX BENEFITS. Income tax benefits of US$1.7 million and of US$1.1 million for 2016, primarily due to decreased uncertainty or obligations in certain tax positions, resulting to reduction in current and deferred income tax liabilities.

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA. Net income attributable to us for 2017 was US$1.1 million compared to net loss of US$6.1 million for 2016. The improvement reflected the aforementioned factors.

Operating Segment Results

Digital Entertainment Product and Service Business

SEGMENT REVENUES. Total segment revenues increased by US$2.6 million, or 29.3 percent, to US$11.6 million in 2017 from approximately US$9.0 million in 2016. Such increase was related to FunTown operations in Taiwan and Hong Kong, mainly due to increased revenues generated from mobile games although the demand for legacy PC-based games declined.

As of December 31, 2017, FunTown’s number of registered users for the PC-based games was approximately 13,065,000, representing a slight increase of 0.7 percent compared with the fourth quarter of 2016. In 2017, the number of registered users for the mobile device-based games varied between games, of which the two major titles were approximately 621,000 and 393,000, and active paying accounts were 19,000 and 19,000. The highest number of daily average users ranged approximately from 22,000 to 27,000.

SEGMENT COSTS OF REVENUES. Costs of our digital entertainment service segment revenue increased by 23.2 percent to US$5.1 million in 2017 from US$4.1 million in 2016. The increase of US$1.0 million was mainly related to FunTown, largely in line with the revenue increase.

SEGMENT GROSS PROFIT. Segment gross profit increased to US$6.5 million in 2017 from US$4.8 million in 2016. Gross profit margin increased to 56.0 percent in 2017, from 53.9 percent in 2016.

SEGMENT OPERATING EXPENSES. Total segment operating expenses decreased by US$4.0 million to US$4.8 million in 2017 from US$8.8 million in 2016. The reduction was primarily due to a decrease of US$1.7 million in impairment loss and a gain of US$1.7 million related to termination of one of FunTown’s licensing agreement, as well as US$1.3 million decrease in selling and marketing expenses, partially offset by a US$0.3 million increase in general and administrative expenses in 2017.

Selling and marketing expenses. Selling and marketing expenses decreased by US$1.4 million to US$4.0 million in 2017 from US$5.4 million in 2016. The decrease reflected FunTown’s efforts in enhancing its marketing efficiency and effectiveness in 2017.

General and administrative expenses. General and administrative expenses incurred in 2017 increased by US$0.3 million to US$1.3 million from US$1.0 million in 2016. The increase mainly reflected higher personnel costs in 2017 in FunTown compared to 2016.

Impairment losses. The impairment loss in 2016 included a US$1.4 million impairment loss on certain prepaid licensing and royalty fees related to certain licensed games within FunTown that we stopped operating or for which the carrying amounts of the prepayments were determined not to be recoverable from their expected future undiscounted cash flows, and a US$0.3 million impairment loss on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue, and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games that typically have shorter lives.

Other. The reduction of expenses amounting to US$1.6 million in 2017 was mainly related to one of the licensed games, for which, prepaid licensing and royalty fees had been fully impaired in 2015 and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of US$1.7 million and accordingly, we have recognized a gain of US$1.7 million as a reduction of operating expenses.

SEGMENT OPERATING INCOME (LOSS). Segment operating income (loss) was income of US$1.7 million compared to loss of US$3.9 million in 2016. The decrease in loss was due to the aforementioned factors.

For the Years Ended December 31, 2016 and 2015

Consolidated Results of Operations

OPERATING REVENUES. Operating revenues for 2016 decreased by 12.5 percent to US$9.0 million from US$10.3 million in 2015. The decrease was primarily due to the decrease of revenues from our cloud service business and the resulted combination with our digital entertainment service segment. The revenues from digital entertainment services increased slightly by US$0.4 million, mainly attributed to a 66.5 percent increase in revenues from mobile role playing games to $4.7 million in 2016 from $2.8 million in 2015 as a result of new games launched in 2016 and a certain mobile game launched in the fourth quarter of 2015 recorded full-year revenues. The increase was partially offset by a 21.0 percent decrease in revenues from MahJong and casino casual games to $2.5 million in 2016 from $3.1 million in 2015, primarily due to shrinking demand for legacy digital entertainments; and by a 70.9 percent decrease in revenues from other types of games and game-related revenues. The revenues from our cloud service business decreased by US$1.7 million due to the combination with our digital entertainment service segment and re-integration of resources previously allocated to it.

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

GROSS PROFIT. Gross profit increased to US$4.8 million in 2016 from US$1.4 million in 2015. Gross profit margin was 53.9 percent in 2016 compared with 13.3 percent in 2015, mainly due to decreased operating costs in FunTown, and the integration of our cloud service business with digital entertainment service segment.

OPERATING EXPENSES. Total operating expenses decreased by 44.1 percent to US$12.0 million in 2016 from US$21.4 million in 2015. The decrease in total operating expenses, further discussed below, was mainly due to our efforts in expenditure reduction, less impairment loss incurred, and in 2015, certain additional expenses and a termination charge of US$2.0 million were incurred for a proposed acquisition.

Consolidated product development and engineering expenses increased by 51.9 percent in 2016 to US$1.0 million from US$0.7 million in 2015. This increase was mainly due to increased in-house development activities.

Consolidated selling and marketing expenses decreased by 36.3 percent to US$5.5 million in 2016 from US$8.7 million in 2015, primarily due to FunTown’s efforts in enhancing its marketing efficiency and effectiveness.

Consolidated general and administrative expenses decreased by 40.6 percent to US$3.5 million in 2016 compared to US$5.8 million in 2015, primarily due to our efforts in expenditure reduction and certain additional expenses were incurred in 2015 for a proposed acquisition.

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

NON-OPERATING INCOME (LOSS), NET. Non-operating income, net was US$83 thousand in 2016 compared to income of US$17.3 million in 2015. The non-operating loss, net in 2016 primarily included (1) US$751 thousand gain on sales of property, plant and equipment, which were primarily sales of certain office premises not used for our principal business, (2) US$849 thousand gain on sales of subsidiary and equity method investments, and (3) US$1.7 million equity method loss in 2016. The non-operating income, net in 2015 primarily included (1) US$19.9 million gain on sales of marketable securities, (2) US$1.3 million impairment loss on investments and (3) US$600 thousand equity method loss in 2015.

Equity method losses were US$1.7 million and US$600 thousand in 2016 and 2015, respectively, primarily on our investment in East Gate. East Gate incurred losses in 2016 and 2015 mainly due to investment and impairment losses on its investments in game companies and profit-sharing rights in film projects, as certain of those investments and the carrying amounts of the rights were determined not to be fully recoverable. The recoverability is determined using various valuation techniques including applying price multiples derived from comparable companies and discounted cash flow model, and third-party independent appraisals, as considered necessary. Forms of leisure and entertainment became increasingly diversified, while a few platform providers such as Google and Apple enjoyed greater bargaining power due to their dominance of the channels. Those factors significantly suppressed the profit margins of digital entertainment and other entertainment businesses in recent years. Rapid technology changes also caused the mid- and longer-term game product development to be exposed to higher risk of becoming obsolete. In November 2016, we disposed of all our rights and benefits attached to and in relation to our investment in East Gate and recognized a gain of US$22 thousand upon disposal.

INCOME TAX BENEFITS. Income tax benefits for 2016 amounted to US$1.1 million compared to US$414 thousand in 2015, primarily due to decreased uncertainty in a tax position, resulting to reduction in deferred income tax liabilities.

NET LOSS ATTRIBUTABLE TO GIGAMEDIA. Net loss attributable to us for 2016 was US$6.1 million compared to US$2.2 million in 2015. The increase reflected the aforementioned factors.

Operating Segment Results

Digital Entertainment Service Business

SEGMENT REVENUES. Total segment revenues increased by US$426 thousand, or 5.0 percent, to US$9.0 million in 2016 from approximately US$8.5 million in 2015. Such increase reflected an increase related to FunTown operations in Taiwan and Hong Kong, mainly due to increased revenues generated from mobile games although the demand for legacy online games declined.

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

SEGMENT COSTS OF REVENUES. Costs of our digital entertainment service segment revenue decreased by 41.4 percent to US$4.1 million in 2016 from US$7.0 million in 2015. The decrease of US$2.9 million was mainly related to FunTown, primarily due to decreased costs of out-sourced development, and better cost structures when publishing new licensed games, as in 2016, certain licensed mobile games were licensed at lower license fees with higher running royalties.

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

Impairment losses. The impairment loss in 2016 included a US$1.4 million impairment loss on certain prepaid licensing and royalty fees related to certain licensed games within FunTown that we stopped operating or for which the carrying amounts of the prepayments were determined not to be recoverable from their expected future undiscounted cash flows, and a US$0.3 million impairment loss on property, plant and equipment as a result of consecutive operating losses in recent years that are expected to continue, and therefore the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections from current games that typically have shorter lives. The impairment loss in 2015 was a US$4.2 million impairment loss on certain prepaid licensing and royalty fees related to certain licensed games within FunTown that we stopped operating or for which the carrying amounts of the prepayments were determined not to be recoverable from their expected future undiscounted cash flows.

SEGMENT OPERATING LOSS. Segment operating loss in 2016 was US$3.9 million compared to US$12.7 million in 2015. The decrease in loss was due to the aforementioned factors.

Cloud Product and Service Business

In 2016, after review of our business plan, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2017 were cash proceeds from the return of certain license fees as well as collection of the consideration of the sales of certain investment. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. As of December 31, 2017, the total amount of unused lines of credit available for borrowing under agreements with certain financial institutions were approximately US$7.6 million.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;
•	the rate at which we expand our operations and employee base;
•	the timing of entry into new markets and new services offered;
•	changes in revenues and cost splits with our business partners;
•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and
•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2015	2016	2017
Net cash used in operating activities	$(16,845)	$(5,688)	$(1,110)
Net cash provided by investing activities	41,174	3,253	935
Net cash used in financing activities	(12,281)	(3,732)	(2,631)
Exchange difference	753	(54)	772
Net increase (decrease) in cash, restricted cash and cash equivalents	12,801	(6,221)	(2,034)
Cash, restricted cash and cash equivalents at beginning of year	59,631	72,432	66,211
Cash, restricted cash and cash equivalents at end of year	$72,432	$66,211	$64,177

OPERATING ACTIVITIES. In 2017, our net cash used in operating activities was US$1.1 million; we collected cash of US$11.6 million from our customers, paid US$4.0 million for license fees, royalties and channel costs, and paid approximately US$10.4 million to employees, suppliers and vendors, and we received return of license fees amounting to US$1.7 million as a result of an agreement reached with the licensor. In 2016, our net cash used in operating activities was US$5.7 million; we collected cash of US$9.5 million from our customers, paid US$5.8 million for license fees, royalties and channel costs, and paid approximately US$9.5 million to employees, suppliers and vendors. In 2015, our net cash used in operating activities was US$16.8 million; we collected cash of US$10.2 million from our customers, paid US$8.4 million for license fees, royalties and channel costs, and paid approximately US$15.9 million to employees, suppliers and vendors; we also paid consideration of US$2.0 million for mutual termination of a proposed acquisition. The decreased net cash outflows reflected improved gross profit in 2017 compared to 2016, and our efforts in enhancing marketing efficiency and effectiveness while streamlining our operations.

INVESTING ACTIVITIES. Our net cash provided by investing activities in 2017 was US$935 thousand. This primarily reflected proceeds of US$1.1 million from the disposal of an equity investee in 2016. Our net cash provided by investing activities in 2016 was US$3.3 million. This primarily reflected proceeds from the disposal of certain office premises not used for our principal business, which totaled US$1.9 million, net of transaction costs, and the cash distribution amounting to US$1.4 million received from an equity investee. Our net cash provided by investing activities in 2015 was US$41.2 million. This primarily reflected proceeds from the disposal of our holdings in marketable securities, which totaled US$42.6 million, net of transaction costs partially offset by the purchase of equity investment of US$1 million.

FINANCING ACTIVITIES. Our net cash used in financing activities in 2017 was US$2.6 million, mainly due to net repayments of short-term borrowings of approximately US$2.6 million. Our net cash used in financing activities in 2016 was US$3.7 million, mainly due to net repayments of short-term borrowings of approximately US$3.7 million. Our net cash used in financing activities in 2015 was US$12.3 million, which was mainly due to net repayments of short-term borrowings of approximately US$12.3 million.

We believe that our existing cash, cash equivalents, and our ability to renew or increase our short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2018. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$0.3 million, US$0.6 million and US$0.2 million for 2015, 2016, and 2017, respectively. Capital expenditures during 2017 were primarily for leasehold improvements for our leased office premises. Our capital expenditure plans for 2018, primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2015, 2016 and 2017, the legal reserves of Hoshin GigaMedia were approximately US$3.0 million, US$1.5 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2015, 2016 and 2017, we incurred US$0.7 million, US$1.0 million and US$1.1 million, respectively, in research and development activities.

D.	Trend Information

In the digital entertainment industry, the entire global business landscape is changing. Driven by the popularity of mobile phones and tablets and social networks, games are rapidly moving from PC-based formats to browser and mobile platforms. This in turn is causing changes in game content, as casual browser and mobile games require “light” content. In our market, Taiwan, the strongest demand is for casual browser/mobile games.

We are now in the process of extending GigaMedia’s PC-based digital entertainment platform to browser/mobile “light” games. This will help us capitalize on the strong growth trends of browser/mobile games, particularly in Asia, and our expertise in casual or “light” games. We have a strong offering of casual games including Asian card-based games and MahJong and a good track record of developing and monetizing them, especially in the types of games that are most popular – casino games, such as poker, slots and MahJong. We are now leveraging that expertise to transition our game portfolio from client-based games designed for PC usage to browser/mobile games and social casino games for social networks and mobile play.

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2015, 2016, and 2017” for a discussion of the most recent trends in our operating costs and revenues since the end of 2017. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Other than as disclosed in note 23 to our consolidated financial statements, which disclosure is incorporated into this item, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified by the FASB Accounting Standards Codification; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to our Company’s own stock and classified in equity, or not reflected, in our Company’s statement of financial position; or (d) any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, our Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our Company.

F.	Tabular Disclosure of Contractual Obligations

	As of December 31, 2017
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
1. Operating leases	$499	$967	$—	$—	$1,466
2. License fees	60	—	—	—	60
3. Minimum guarantees against royalties	400	—	—	—	400
Total contractual cash obligations	$959	$967	$—	$—	$1,926

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position

HUANG, James Cheng-Ming	63	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017[1]
HUANG, John Ping Chang	66	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011[2]
LIU, Nick Chia-En	56	Independent Non-Executive Director	2011[3]
HONG, Chin Fock (Damian)	69	Independent Non-Executive Director	2013[4]
TUNG, Casey K.	67	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011[5]
HUANG, Billy Bing-Yuan	60	Independent Non-Executive Director	2013[6]

1

Mr. James Cheng-Ming HUANG was appointed as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of our Company on May 5, 2017 following the resignation of Mr. Collin HWANG, the former Chairman of the Board, Chief Executive Officer and Chief Financial Officer on the same day.

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

Directors

JAMES CHENG-MING HUANG is the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of our Company. He has more than 30 years experiences in finance, investment and direct marketing. Mr. Huang served as President at an investment company for eight years before joining the Company. Prior to that, He was the Director of two listed companies in Thailand and Singapore, and the Chairman/ CEO of Otto-Chailease Mailorder Co., Ltd. Mr. Huang holds a master degree of Science in Management from MIT Sloan School of Management, U.S.

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the firms Chailease Resources Tech. Co., Ltd., Global Hospitality Group Inc., Beijing He Qiao Property Management Co., Ltd.,  and CTC Group INC. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2017, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.4 million. For the information regarding pension and retirement benefits, see note 17 to our consolidated financial statements.

As of December 31, 2017, the total outstanding number of share options granted to our directors and officers was 24,000, of which 20,000 shares were vested and 4,000 shares were unvested. As of the same date, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2018, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
May 20, 2011	8,000	6.25	May 20, 2021
January 5, 2012	4,000	4.0505	January 5, 2022
October 28, 2013	4,000	5.05	October 28, 2023
March 28, 2014	4,000	7.15	March 28, 2024
May 5, 2017	4,000	2.90	May 5, 2027
Total	24,000

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

As of March 31, 2018, none of the 2008 ESPP, the 2009 ESPP or the 2010 ESPP has been administered by our Company.

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

In the years ended December 31, 2015, 2016 and 2017, our total employees were 209, 150 and 151, respectively.

As of March 31, 2018, we had a total of 149 employees, excluding part-time and temporary personnel and consultants. Of the total 138 employees as of March 31, 2018, 23 were located at our corporate headquarters, and 126 were employed for our online games business. All 149 employees were in Asia.

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2018:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	336,811	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
Directors and Officers as a group	336,811	24,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2018 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Champion Allied Limited(1)	2,159,999	19.54%
Collin Hwang	696,435	6.30%
Jonathan Honig(2)	1,065,830	9.64%

(1)	Through Champion Allied Limited, a British Virgin Islands company, Andre Koo has beneficial ownership of 2,159,999 common shares of our Company.
(2)	Based on the Schedule 13G/A filed with the SEC on January 22, 2018, Jonathan Honig has beneficial ownership of 1,065,830 common shares of our Company as follows:
(a)

Includes (i) 5,000 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,260 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 5,980 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(b)

Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) and (ii) 168,320 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc. and trustee of the Plan, and in such capacities has voting and dispositive power over the securities held by such entities.

(c)

Includes (i) 73,170 shares held by Ronald Low, (ii) 70,000 shares held by Cynthia Low TR FBO Ronald Low Trust UA July 9, 2013, (iii) 212,500 shares held by Ronald Brian Low IRA TD Ameritrade Clearing, Custodian, (iv) 2,900 shares held by Cynthia Low and (iv) 3,900 shares held by Cynthia Low IRA TD Ameritrade Clearing, Custodian. Ronald Low and Cynthia Low are Mr. Honig’s father-in-law and mother-in-law, respectively, and Mr. Honig has dipositive power of the securities held by the foregoing.

(d)	Excludes 37,200 shares beneficially owned by Mr. Honig’s wife to which the Reporting Person disclaims beneficial ownership.

As of March 31, 2018, we had 11,052,235 Shares outstanding, of which 7,129,971 Shares representing 64.51% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 29, 2018, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,732,172 shares.

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

For the years ended December 31, 2015, 2016 and 2017, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

	Common Shares
	High	Low
Year Ending December 31	(in US$)
2013	$6.00	$4.65
2014	$8.60	$3.85
2015	$4.65	$2.25
2016	$3.23	$2.34
2017	$3.62	$2.82

	Common Shares
	High	Low
Year Ending December 31, 2016	(in US$)
First quarter	$3.23	$2.34
Second quarter	$2.82	$2.41
Third quarter	$2.74	$2.40
Fourth quarter	$3.15	$2.42

	Common Shares
	High	Low
Year Ending December 31, 2017	(in US$)
First quarter	$3.52	$2.84
Second quarter	$3.15	$2.86
Third quarter	$3.22	$2.90
Fourth quarter	$3.62	$2.82

	Common Shares
	High	Low
	(in US$)
First quarter of 2018	$4.21	$2.64

	Common Shares
	High	Low
Monthly Highs and Lows	(in US$)
October 2017	$3.62	$3.10
November 2017	$3.18	$2.89
December 2017	$3.07	$2.82
January 2018	$4.21	$3.04
February 2018	$3.31	$2.75
March 2018	$2.90	$2.64
April 2018 (through April 11, 2018)	$2.90	$2.50

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

On December 16, 2015, we conducted a reverse stock split of the Company’s ordinary shares at a ratio of 5 to 1 to regain compliance with NASDAQ’s $1.00 minimum bid price listing requirement. Consequently and as of March 31, 2016, an aggregate of 11,052,235 shares of our Company are issued and outstanding.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended memorandum and articles of association contained in our annual report for the year ended December 31, 2013 on Form 20-F, filed with the SEC on April 30, 2014. Our current memorandum and articles of association, filed with this annual report, were first adopted on our date of incorporation and have been amended since that date.

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

Settlement of the licensed game ArcheAge

Game License Agreement for the game ArcheAge between XL Games Inc. and Hoshin GigaMedia Inc. FunTown Branch, dated October 22, 2010

On October 22, 2010, Hoshin GigaMedia Inc. FunTown Branch (“FunTown”) and XL Games Inc. (“XL Games”) entered into an agreement (the “ArcheAge Agreement”) pursuant to which FunTown was granted an exclusive license to publish the massive multi-player online role-playing game entitled ArcheAge in Taiwan, Hong Kong and Macau.

Settlement Agreement for the game ArcheAge between XL Games Inc. and Hoshin GigaMedia Inc. FunTown Branch dated June 13, 2017

On June 13, 2017, FunTown and XL Games entered into a settlement agreement and decided to terminate the ArcheAge Agreement. As compensation for the termination of the agreement, XL Games agreed to return to FunTown a sum of US$ 1,750,000 from the fees received from FunTown.

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

Termination Agreement between GigaMedia Limited and Strawberry Cosmetics Holding Limited dated October 7, 2015

On October 7, 2015, GigaMedia Limited entered into a mutual termination agreement with Strawberry to terminate a share purchase agreement that the parties previously entered into on June 26, 2015 for GigaMedia to acquire a 70% equity interest in Strawberry Cosmetics. Due to the recent and drastic slowdown in global economy and stock market that resulted in a change in business development strategy on the part of GigaMedia, we concluded that the mutual termination of the proposed acquisition was in the best interests of GigaMedia stockholders. In connection with the termination, the parties entered into a mutual termination agreement, whereby GigaMedia paid $2.0 million as consideration for the termination to the shareholders of Strawberry Cosmetics and the parties, in turn, have agreed to release each other from any claims they may have in relation to the proposed acquisition. Such termination of the proposed acquisition was described in a current report on Form 6-K filed by our Company with the SEC on October 7, 2015.

D.	Exchange Controls

Foreign investment regulations of the PRC may affect our ability to retrieve our capital investments in China. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the State Administration of Foreign Exchange (SAFE) or its local competent branches. Foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current-account transactions at banks in the PRC with authorization to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE or its local competent branches is a pre-condition. Capital investments by foreign-invested enterprises outside the PRC are subject to limitations and requirements in the PRC, such as prior approvals from the Ministry of Commerce, or MOFCOM, SAFE and the National Development and Reform Commission of the PRC.

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

The normal tax rate for corporate profits in Singapore is 22%. Resident individuals are subject to tax at progressive rates of up to 20%.

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

Foreign Currency Risk

Our subsidiaries conduct most of their business transactions in their own measurement currencies; therefore, the foreign currency risks derived from operations are not significant. However, we hold some assets or liabilities in foreign currencies other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. We have not used hedging transactions to reduce our exposure to exchange rate fluctuations; however, we may choose to do so in the future. For more information on foreign currency translations for our financial reporting purposes, see note 1(b) to our audited consolidated financial statements beginning on page F-1 in this annual report.

As of December 31, 2017, we had bank deposits of approximately US$3.5 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$118 thousand and unrealized foreign exchange loss of approximately US$433 thousand in the year ended December 31, 2017.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.6% in our total equity as of December 31, 2017.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2017, we did not have outstanding bank loans.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2017 was effective.

Remediation of Material Weaknesses

As disclosed in the Company’s 2016 Annual Report on Form 20-F, the Company reported a material weakness that related to insufficient coverage of Service Organization Controls (“SOC”) Report for Google Cloud Platform (“GCP”) service. By using GCP service, we were required to obtain Google’s Service Organization Controls (SOC) report for the assurance of effectiveness of IT control over the platform system; however, the SOC report only covered the period from May 1, 2015 to April 30, 2016, leaving a gap of an eight-month period in 2016 that is uncovered.

As of December 31, 2017, the Company has remediated the previously reported material weakness in internal control over financial reporting by taking a series of remedial measures, including, among other things (1) receiving the SOC report and the Bridge letter from Google Inc. in February 2018, covering the whole 2017; (2) preparing Service Organization Performance Review Checklist to assure no material weakness in the internal controls and procedures described in the SOC report required corrective action.

The Company has undertaken and completed, as appropriate, it’s testing to validate compliance with the policies, procedures and controls described above. The Company has undertaken this testing to demonstrate effective operation to support its conclusion. In reviewing the results from this testing, management has concluded that the material weakness in internal controls over financial reporting we previously reported has been remediated as of December 31, 2017.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table summarizes the aggregate fees billed to us by KPMG and Deloitte & Touche for the fiscal years ended December 31, 2016 and 2017, respectively.

For the Years Ended December 31	2016	2017
	(in US$)	(in US$)
Audit Fees	$222,000	$237,000
Audit-Related Fees	0	0
Tax Fees	33,000	18,000
All Other Fees	0	0

A.	Audit Fees

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

The appointment of our independent registered public accounting firms, KPMG and Deloitte & Touche, as well as the scope of each audit, audit-related or non-prohibited, as well as any non-audit services provided pursuant to such appointment, and our auditors’ fees for all such services, were approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 20, 2011, our board of directors approved a US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$6.0 million. All of the treasury shares under this program were cancelled by the end of 2011. We did not have any share repurchases in 2016 and 2017.

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

KPMG was previously the independent auditors for GigaMedia Limited and its subsidiaries. On June 30, 2017, we dismissed KPMG and engaged Deloitte & Touche as our independent auditors for the year ended December 31, 2017. The decision to change auditors was based upon recommendation of our Audit Committee of our Board of Directors (at a meeting held on May 2, 2017). On June 30, 2017, our General Assembly of Shareholders resolved to appoint Deloitte & Touche, an independent registered public accounting firm, as our independent auditors for the year ended December 31, 2017, terminating the engagement of KPMG for this role.

During the two fiscal years ended December 31, 2016 and the subsequent interim period through June 30, 2017, there were: (1) no disagreements between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; (2) nor reportable events except for the material weakness described in Item 15 “Controls and Procedures”, for which KPMG had duly communicated to our management.

The audit reports of KPMG on the consolidated financial statements of GigaMedia Limited and its subsidiaries as of and for the fiscal years ended December 31, 2016 and 2015 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from KPMG is attached as Exhibit 15.1 to this Annual Report on Form 20-F stating that they agree with the statements made by us relating to their firm in this Item 16F.

Prior to June 30, 2017, the date that Deloitte & Touche was retained as our independent auditors:

(i)

We did not consult with Deloitte & Touche regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements;

(ii)

Neither a written report nor oral advice was provided to us by Deloitte & Touche that they concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; and

(iii)

We did not consult Deloitte & Touche regarding any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any of the reportable events set forth in Item 16F (a)(1)(v) of Form 20-F.

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

We are incorporated under the laws of Singapore. We currently comply with the specifically mandated provisions of NASDAQ Rule 5615(a)(3). We are currently exempt from the DRS eligibility provisions of NASDAQ Rule 5255(c) as we are not allowed to issue of non-certificated securities under Singapore law. See Item 9, “The Offer and Listing” in this annual report. We have elected to voluntarily comply with other requirements of NASDAQ Rule 5600 Series in all material aspects, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of NASDAQ Rule 5600 Series.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:

Page
(a) Reports of Independent Registered Public Accounting Firms	F-2 F-3
(b) Consolidated Balance Sheets as of December 31, 2016 and 2017	F-4 F-5
(c) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017	F-6
(d) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2016 and 2017	F-7
(e) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2016 and 2017	F-8
(f) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017	F-9 F-10
(g) Notes to the consolidated financial statements	F-11 F-42

ITEM 19.	EXHIBITS

EXHIBIT	INDEX

1.1	Amended Memorandum and Articles of Association of our Company, incorporated by reference to Exhibit 1.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

8.1*	List of Subsidiaries

11.1

Code of Ethics, as last amended by the board of directors on April 30, 2010, incorporated by reference to Exhibit 11.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Letter from KPMG to SEC

15.2*	Consent of Deloitte & Touche, Independent Registered Public Accounting Firm

15.3*	Consent of KPMG, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ HUANG, CHENG-MING
HUANG, CHENG-MING Chief Executive Officer

Date: April 27, 2018

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of GigaMedia Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2017 and related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company for the years ended December 31, 2015 and 2016, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 1 to the financial statements, were audited by other auditors whose report, dated April 26, 2017, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2015 and 2016 financial statements to retrospectively apply the change in accounting for ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715) in 2017, as discussed in Note 1 and Note 16 to the financial statements. Our procedures included examining evidence regarding the amounts and disclosures of retrospective adjustments in the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2015 and 2016 financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2016 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company's financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 27, 2018

We have served as the Company's auditor since 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two year period ended December 31, 2016. The 2016 consolidated financial statements before the effects of adjustments discussed in Note 1 are not presented herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the 2016 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 1, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditors.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2017

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2017

(in thousands of US dollars)

	December 31
	2016	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 8)	$65,711	$63,670
Marketable securities - current (Note 9)	3	—
Accounts receivable - net (Note 10)	871	751
Prepaid expenses	547	390
Restricted cash (Note 8)	500	507
Other current assets (Note 11)	1,250	193
Total Current Assets	68,882	65,511
EQUITY INVESTMENTS (Note 13)	72	—
PROPERTY, PLANT AND EQUIPMENT, NET (Note 14)	7	158
INTANGIBLE ASSETS - NET (Note 5)	—	3
OTHER ASSETS
Refundable deposits	245	208
Prepaid licensing and royalty fees (Note 6)	1,020	459
Other (Note 17)	101	74
TOTAL ASSETS	$70,327	$66,413

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2016 AND 2017

(in thousands of US dollars, except share data)

	December 31
	2016	2017
LIABILITIES & EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 15)	$2,480	$—
Accounts payable	266	314
Accrued compensation	210	549
Accrued expenses (Note 16)	3,828	2,158
Deferred revenue	1,868	1,863
Other current liabilities	346	164
Total Current Liabilities	8,998	5,048
NONCURRENT LIABILITIES
Deferred tax liabilities (Note 21)	1,671	—
Total Liabilities	10,669	5,048
COMMITMENTS AND CONTINGENCIES (Note 23)	—	—
SHAREHOLDERS' EQUITY (Note 18)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2016 and 2017	308,754	308,747
Accumulated deficit	(226,485)	(225,399)
Accumulated other comprehensive loss	(22,611)	(21,983)
Total GigaMedia Shareholders’ Equity	59,658	61,365
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$70,327	$66,413

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands of US dollars, except for earnings per share amounts)

	2015	2016	2017
OPERATING REVENUES
Digital entertainment service revenues	$8,545	$8,971	$11,596
Other revenues	1,706	—	—
	10,251	8,971	11,596
COSTS OF REVENUES
Cost of digital entertainment service revenues	(7,018)	(4,138)	(5,098)
Cost of other revenues	(1,871)	—	—
	(8,889)	(4,138)	(5,098)
GROSS PROFIT	1,362	4,833	6,498
OPERATING EXPENSES
Product development and engineering expenses	(688)	(1,045)	(1,072)
Selling and marketing expenses	(8,655)	(5,513)	(3,993)
General and administrative expenses	(5,817)	(3,458)	(3,528)
Impairment loss on property, plant and equipment (Note 7)	(60)	(471)	—
Impairment loss on intangible assets (Note 7)	(5)	(57)	—
Impairment loss on prepaid licensing and royalty fees (Notes 6 and 7)	(4,187)	(1,386)	—
Termination of proposed acquisition (Note 3)	(2,000)	—	—
Gain on termination of licensing agreement (Note 6)	—	—	1,732
Other (Note 10)	(3)	(35)	(127)
	(21,415)	(11,965)	(6,988)
LOSS FROM OPERATIONS	(20,053)	(7,132)	(490)
NON-OPERATING INCOME (EXPENSES)
Interest income	333	302	602
Gain on disposal of marketable securities (Note 9)	19,939	—	2
Gain on disposal of property, plant and equipment - net (Note 14)	—	751	1
Interest expense	(182)	(81)	(34)
Foreign exchange loss, net	(397)	(301)	(551)
Net loss on equity investments (Note 13)	(600)	(1,731)	(24)
Impairment loss on investments (Note 7)	(1,290)	—	(52)
Gain on disposal of subsidiary and equity investments (Note 4)	37	849	—
Other (Note 17)	(489)	128	(39)
	17,351	(83)	(95)
LOSS BEFORE INCOME TAXES	(2,702)	(7,215)	(585)
INCOME TAX BENEFIT (Note 21)	414	1,149	1,671
NET INCOME (LOSS)	(2,288)	(6,066)	1,086
LESS: NET LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	45	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,243)	$(6,066)	$1,086
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.20)	$(0.55)	$0.10
WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands of US dollars)

	2015	2016	2017
NET INCOME (LOSS)	$(2,288)	$(6,066)	$1,086
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain on marketable securities	8,553	(1)	—
Realized gain on marketable securities reclassified into income	(19,939)	—	(2)
Defined benefit pension plan adjustment	—	(58)	(11)
Foreign currency translation adjustment	538	(217)	641
	(10,848)	(276)	628
COMPREHENSIVE INCOME (LOSS)	(13,136)	(6,342)	1,714
COMPREHENSIVE LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	45	—	—
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(13,091)	$(6,342)	$1,714

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling
	Shares	Amount	(Note 18)	(Note 19)	interest	Total
Balance as of January 1, 2015	11,052	$308,682	$(218,176)	$(11,487)	$10	$79,029
Stock-based compensation	—	63	—	—	—	63
Deconsolidation of FingerRockz (Note 4)	—	—	—	—	35	35
Net loss	—	—	(2,243)	—	(45)	(2,288)
Other comprehensive loss	—	—	—	(10,848)	—	(10,848)
Balance as of December 31, 2015	11,052	308,745	(220,419)	(22,335)	—	65,991
Stock-based compensation	—	9	—	—	—	9
Net loss	—	—	(6,066)	—	—	(6,066)
Other comprehensive loss	—	—	—	(276)	—	(276)
Balance as of December 31, 2016	11,052	$308,754	$(226,485)	$(22,611)	—	$59,658
Stock-based compensation	—	(7)	—	—	—	(7)
Net income	—	—	1,086	—	—	1,086
Other comprehensive income	—	—	—	628	—	628
Balance as of December 31, 2017	11,052	$308,747	$(225,399)	$(21,983)	—	$61,365

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands of US dollars)

	2015	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,288)	$(6,066)	$1,086
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	294	162	43
Amortization	245	111	12
Stock-based compensation	65	9	(7)
Gain on disposal of subsidiary and equity investments	(37)	(849)	—
Impairment loss on property and equipment	60	471	—
Impairment losses on intangible assets	5	57	—
Impairment losses on prepaid licensing and royalty fees	4,187	1,386	—
Bad debt	3	35	127
Gains on disposals of property, plant and equipment - net	—	(751)	(1)
Gains on disposal of marketable securities	(19,939)	—	(2)
Net loss on equity investments	600	1,731	24
Impairment losses on marketable securities and investments	1,290	—	52
Deferred income tax benefits	(216)	(41)	(1,672)
Other	(11)	—	—
Net changes in:
Accounts receivable	47	341	14
Prepaid expenses	17	(12)	137
Other current assets	82	49	(6)
Prepaid licensing and royalty fees	(43)	(2,167)	561
Prepaid pension assets	(64)	46	(9)
Accounts payable	(451)	(24)	48
Accrued compensation	(28)	(331)	339
Accrued expenses	(396)	1,071	(1,670)
Other current liabilities	(267)	(916)	(186)
Net cash used in operating activities	(16,845)	(5,688)	(1,110)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash dividends received from investees	—	1,438	—
Proceeds from disposals of marketable securities	42,583	—	2
Carrying amount of cash from divestiture of business	(78)	(482)	—
Purchases of property, plant and equipment	(158)	(496)	(192)
Proceeds from disposals of property, plant and equipment	23	1,950	1
Proceeds from disposals of subsidiary and equity investments	—	872	1,058
Purchase of cost method investments	(1,000)	—	—
Increase in intangible assets	(112)	(86)	(11)
Decrease in refundable deposits	27	27	37
Other	(111)	30	40
Net cash provided by investing activities	41,174	3,253	935

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands of US dollars)

	2015	2016	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	—	—	986
Repayments of short-term borrowings	(12,281)	(3,722)	(3,617)
Other	—	(10)	—
Net cash used in financing activities	(12,281)	(3,732)	(2,631)
Net foreign currency exchange differences on cash, restricted cash and cash equivalents	753	(54)	772
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	12,801	(6,221)	(2,034)
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	59,631	72,432	66,211
CASH, RESTRICTED CASH AND CASH EQUIVALENTS AT END OF YEAR	$72,432	$66,211	$64,177
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$190	$83	$35
Income tax paid during the year	$44	$46	$1

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2015, 2016 and 2017

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of digital entertainment services, with headquarters in Taipei, Taiwan.

Our digital entertainment service business operates a suite of play-for-fun digital entertainment services, mainly targeting online and mobile-device users across Asia.

Our cloud business aimed at providing an integrated platform of services and tools for medium-to-larger enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as in bidding for government contracts in Taiwan. After reviewing the business plan for 2016, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities.

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

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and subsidiaries after elimination of all inter-company accounts and transactions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include but not limit to the deferral of revenues; the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect significant judgments and estimates used in the preparation of the financial statements.

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

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are earned through the sale of virtual points, prepaid cards and game packs. Virtual points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold points expire and can no longer be used to access the digital services in accordance with our published points expiration policy.

Sales of virtual points, prepaid cards and game packs are reported on a gross basis. In the sales of virtual points, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our digital entertainment services are recognized as cost of digital entertainment revenues.

Cloud Product and Service Revenues

Cloud service revenues that we provided prior to 2016 were related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized upon acceptance for project services provided, or for the period of time for which we provide services to the customer. Customers of subscriptions have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items which are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or expired. Pursuant to relevant new requirements in Taiwan, as of December 31, 2016 and 2017, cash totaling $500 thousand and $507 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for the users’ virtual points, and is included within restricted cash in the consolidated balance sheets.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing digital entertainment offerings.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant product and service or license period, which is usually within one to two years.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentage of revenues generated by the licensee from operating the related digital entertainment product and service in the specific country or region over the contract period.

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

In accordance with Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, issued in in November 2016, our consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Our Company applied the amendments in the ASU No. 2016-18 effective January 1, 2016. Each of prior periods presented is adjusted retrospectively, and accordingly, the amount of net cash provided by investing activities in 2015 was adjusted from $49.2 million to $41.2 million.

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

We had entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013 and expired in 2016. As of December 31, 2015, the carrying amount of the land and buildings under lease was $1.1 million. In January 2016, we entered into disposal agreements to sell these land and buildings. The closing of the disposal occurred in March 2016. (See Note 14, “Property, Plant and Equipment”, for additional information.)The rental income under the operating lease amounted to $69 thousand and $9 thousand for 2015 and 2016, respectively.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, typically one to three years.

Impairment of Intangible Assets and Long-Lived Assets

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

Software Cost

We capitalize certain costs incurred to purchase computer software. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically one to three years.

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2015, 2016 and 2017 totaled $3.1 million, $3.3 million and $1.9 million, respectively. As of December 31, 2016 and 2017, prepaid advertising amounted to $42 thousand and $18 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in costs of revenues and operating expenses in the consolidated statements of operations on the date of grant based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting in March 2016. The amendments in this ASU simplify the accounting for share-based payments regarding (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. Our company adopted this ASU on January 1, 2017. The adoption did not have a material impact on our consolidated financial statements.

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

The FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715), in March 2017. The amendments in this ASU require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). Our company early adopted this ASU on January 1, 2017, retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the statement of operations, and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The adoption only affected, immaterially, the presentation of our consolidated statements of operations. Refer to Note 17 - "Pension Benefits" for information about the effect of reclassification for 2015 and 2016.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2015 and 2016, basic and diluted loss per share were the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

Segment Reporting

Our segment reporting is mainly based on lines of business. We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, in June 2016. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The ASU also requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Our Company will apply the amendments in ASU 2016-13 as of January 1, 2020, on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings. Our Company is currently evaluating the effect the adoption of ASU 2016-13 will have on our existing accounting policies and the consolidated financial statements in future reporting periods.

The FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, in October 2016. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The amendments require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments eliminate the exception for an intra-entity transfer of an asset other than inventory. Our Company will apply the amendments in ASU 2016-16 as of January 1, 2018, on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings. We do not expect the adoption of this new guidance to have a material impact on our Company’s financial position, results or cash flows.

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

The FASB issued ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), in March 2016. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations. An entity is required to determine whether the nature of its promise for providing goods or services to a customer is to provide the specified good or service itself (as a principal) or to arrange for that good or service to be provided by the other party (as an agent), and accordingly to determine whether to recognize revenue in the gross amount of consideration for the specified good or service transferred to the customer, or to recognize revenue in the amount of any fee or commission for arranging for the specified good or service to be provided by the other party. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The effective date for the amendments in this Update is the same as the effective date of ASU 2014-09, deferred by one year.

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

Topic 606 is effective for our fiscal year beginning January 1, 2018. We will adopt the new standard retrospectively, with the cumulative effect recognized at the date of initial application. We do not expect the adoption of this new standard to have a material impact on our Company’s financial position, results or cash flows. We do not anticipate significant changes to our current business processes and systems to support the adoption of the new standard in the year beginning January 1, 2018. Additionally, we are currently in the process of evaluating the required financial statement disclosures to allow users of our consolidated financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with our customers.

The FASB issued ASU No. 2017-05, Other Income–Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20) in February 2017. The amendments clarify that a contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets. The amendments also require that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. These amendments are effective for our fiscal year beginning January 1, 2018. We will adopt the amendments retrospectively, with the cumulative effect recognized at the date of initial application. We do not expect the adoption of this new standard to have a material impact on our Company’s financial position, results or cash flows.

The FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842), in February 2016. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases), at the commencement date, (a) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Our Company will implement the amendments in ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Our Company is currently evaluating the effect the adoption of ASU 2016-02 will have on our existing accounting policies and the consolidated financial statements in future reporting periods, but expects there will be an increase in assets and liabilities on its balance sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be significant.

The FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718), in May 2017. This guidance clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the specified conditions are met. Our Company will apply the amendments in ASU 2017-09 as of January 1, 2018, prospectively to an award modified on or after the adoption date. We do not expect the adoption of this new guidance to have a material impact on our Company’s financial position, results or cash flows.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2015	2016	2017
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 617 thousand shares at the range of $3.85 to $83.00 as of December 31, 2015, 613 thousand shares at $3.85 to $83.00 as of December 31, 2016, and 308 thousand shares at $2.90 to $80.05 as of December 31, 2017. There were no antidilutive RSUs as of December 31, 2017, 2016, and 2015.

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

NOTE 4. DIVESTITURES

PerfectPairs

In January 2016, we entered into an agreement to sell our 100% ownership interest in PerfectPairs Gaming Co., Ltd. (“PerfectPairs), a Taiwan-based subsidiary of our digital entertainment service business operations, to two Taiwanese individuals unrelated to our Group for total cash consideration of $760 thousand. Upon the disposal, we deconsolidated the results of PerfectPairs’ operations.

The disposal gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received, net of any transaction costs	$760
The carrying amount of PerfectPairs
Cash	482
Receivables and other current assets	40
Property, plant and equipment	71
Intangible and other noncurrent assets	13
Accounts payable and accrued expenses	(528)
Other payable and other current liabilities	(144)
The carrying amount of PerfectPairs at the date of deconsolidation	(66)
Exchange difference	1
Gain on disposal of PerfectPairs	$827

East Gate

As the term of the East Gate fund expired in August 2017, the fund had stopped entering into new investments and in September 2016, it distributed excess cash to its investors. We received $1,438 thousand from the distribution.

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

The consideration receivable of $1.1 million as of December 31, 2016 was recorded as other receivable (Note 12) and has been fully collected in 2017.

FingerRockz

In September 2015, we entered into an agreement to sell all the ownership for a consideration of NT$1 we held in FingerRockz to its management. Upon the closing of the agreement, we deconsolidated the results of FingerRockz’ operations.

The deconsolidation gain was as follows:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs	$—
The carrying amount of FingerRockz at the date of deconsolidation	(37)
Gain on disposal of FingerRockz	$37

NOTE 5. INTANGIBLE ASSETS - NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2017
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Purchased software cost	$11	$8	$3

For the years ended December 31, 2015, 2016 and 2017, total amortization expense of intangible assets were $236 thousand, $106 thousand and $7 thousand, respectively, which includes amortization of purchased software costs of $217 thousand, $89 thousand and $7 thousand.

At the end of 2016, we recognized an impairment loss of $57 thousand on intangible assets as a result of consecutive operating losses in recent years that are expected to continue and therefore the carrying amounts of those intangible assets would not be recoverable based on cash flow projections from current games, which typically have shorter lives.

NOTE 6. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2015	2016	2017
Balance at beginning of year	$4,383	$239	$1,020
Addition	1,801	2,581	486
Amortization and usage	(1,743)	(416)	(1,040)
Exchange difference	(15)	2	(7)
Impairment charges (Note 7)	(4,187)	(1,386)	—
Balance at end of year	$239	$1,020	$459

We have entered licensing arrangements for our digital entertainment business and in prior years, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of $1.7 million and accordingly, we have recognized a gain of $1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

NOTE 7. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2016 and 2017.

(in US$ thousands)	2016		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$65,711	$65,711	$63,670	$63,670
Marketable securities - current	3	3	—	—
Accounts receivable	871	871	751	751
Restricted cash	500	500	507	507
Refundable deposits	245	245	208	208
Financial liabilities
Short-term borrowings	2,480	2,480	—	—
Accounts payable	266	266	314	314
Accrued compensation	210	210	549	549
Accrued expenses	3,828	3,828	2,158	2,158

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2016 and 2017 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2017
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	507	—	507
	$—	$513	$—	$513

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2016
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	500	—	500
Marketable securities - current
Equity securities	3	—	—	3
	$3	$506	$—	$509

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2016 and 2017.

Level 1 and 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are interest-earning deposits in banks, and the cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair values of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

In 2015, 2016 and 2017, we recognized unrealized gains of $4.8 million, $0 thousand and $0 thousand, respectively, on marketable securities valued using market observable inputs, which are included in other comprehensive income.

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2016 and 2017.

Realized and unrealized gains (or losses) included in the consolidated financial statements for 2015 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated financial statements as follows:

(in US$ thousands)	Gain on sales of marketable debt securities	Impairment loss on marketable securities and investments
Total gains (losses) included in earnings for 2015	$5,845	$—
Change in unrealized gains (losses) relating to assets still held at the reporting date for 2015	$—	$—

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, and prepaid licensing and royalty fees.

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2016 and 2017 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2017	Total Impairment Losses
(a) Investments - Cost-method	$—	$—	$—	$—	$52
(d) Prepaid licensing and royalty fees	—	—	—	—	—
Total	$—	$—	$—	$—	$52

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2016	Total Impairment Losses
(b) Property, plant and equipment	$—	$—	$—	$—	$471
(c) Intangible assets	—	—	—	—	57
(d) Prepaid licensing and royalty fees	—	—	820	820	1,386
Total	$—	$—	$820	$820	$1,914
(a)

Impairment losses on certain cost method investments which were determined to be impaired:
In 2017, certain cost method investment with carrying amounts of $52 thousand was considered fully impaired as it has incurred consecutive losses but unable to reduce cash burn, and thus its cash was expected to be depleted within months. Therefore it was fully written down to zero, resulting in an impairment charge of $52 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

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

(d)

Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2016, certain prepaid licensing and royalty fees were written down to $0, resulting in an impairment charge of $1.4 million. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian digital entertainment business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 8. CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2016	2017
Cash and savings accounts	$65,705	$63,664
Time deposits	6	6
Cash and cash equivalents reported on the consolidated balance sheets	65,711	63,670
Cash restricted as collateral and performance bond	500	507
Total cash, restricted cash and cash equivalents reported on the consolidated statements of cash flows	$66,211	$64,177

As of December 31, 2016 and 2017, cash amounting to $500 thousand and $507 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2016	2017
Taiwan	$65,093	$62,350
Hong Kong	1,102	1,811
China	16	16
	$66,211	$64,177

NOTE 9. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2016	2017
Equity securities, classified as available-for-sale	$3	$—

As of December 31, 2016 and 2017, the balances of unrealized gains for marketable securities - current were $2 thousand and $0, respectively. During 2015, 2016 and 2017, realized gains from the disposal of marketable securities - current amounted to $14.1 million, $0 thousand, and $2 thousand, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 10. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2016	2017
Accounts receivable	$903	$763
Less: Allowance for doubtful accounts	(32)	(12)
	$871	$751

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2015, 2016 and 2017:

(in US$ thousands)	2015	2016	2017
Balance at beginning of year	$56	$29	$32
Additions: Bad debt expense	3	35	127
Less: Write-offs	(28)	(33)	(149)
Translation adjustment	(2)	1	2
Balance at end of year	$29	$32	$12

NOTE 11. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2016	2017
Loans receivable - current	65	64
Less: Allowance for loans receivable - current	(28)	(30)
Other receivables (Note 4)	1,062	34
Other	151	125
	$1,250	$193

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2015, 2016 and 2017:

(in US$ thousands)	2015	2016	2017
Balance at beginning of year	$27	$28	$28
Reversal for collection of bad debt	2	—	—
Translation adjustment	(1)	—	2
Balance at end of year	$28	$28	$30

NOTE 12. MARKETABLE DEBT SECURITIES – NONCURRENT

Our Company’s marketable securities - noncurrent were invested in convertible preferred shares and were classified as available-for-sale securities. As of December 31, 2016 and 2017, there was no marketable securities-noncurrent.

We had considered and determined whether our investments in preferred shares were in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares had substantive redemption rights and thus did not meet the criteria of in-substance common shares, we had accounted for them as debt securities.

During 2015, realized gains (losses) from the disposal of marketable securities - non-current amounted to $5.8 million. Gains (losses) on disposal were calculated based on the security’s average cost.

NOTE 13. EQUITY INVESTMENTS

Equity investments consist of the following:

	December 31
(in US$ thousands)	2016	2017
Investments accounted for under the equity method	$72	$—

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from August 2010 to November 2016, a 17.65 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films (See Note 4 “Divestitures”, for additional information); and (b) from May 2014 to February 2017, a 22.86 percent equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software. In March 2017, our share of equity interest in Double 2 was diluted to 11.43 percent, and as the investment no longer qualified for the equity method, we discontinued accruing the share of the earnings or losses of the investee and began accounted for it under the cost method.

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

Summarized U.S. GAAP financial information of East Gate as of November 30, 2016 (right before we disposed of it), and for the years ended December 31, 2015 and the eleven-month period ended November 30, 2016 is presented below (in US$ thousands):

2016
Investments and other related assets	$7,911
Other assets	332
Total assets	$8,243
Total liabilities	$318
Total net assets of the fund	$7,925

	2015	2016
Investment and related income (loss)	$5,419	$(1,513)
Impairment loss	—	(105)
Other costs and expenses	(8,219)	(7,513)
Net loss	$(2,800)	$(9,131)

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

For the year ended December 31, 2017, there were no significant changes in our property, plant and equipment. For the year ended December 31, 2016, a reconciliation of the beginning and ending amounts of our property, plant and equipment is as follows:

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

NOTE 15. SHORT-TERM BORROWINGS

As of December 31, 2016, short-term borrowings amounted to $2.5 million. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.70 percent to 2.13 percent for 2016. The maturity dates fell in January and May 2017. As of December 31, 2016, the weighted-average interest rate on total short-term borrowings was 1.86 percent.

As of December 31, 2016 and 2017, the total amount of unused lines of credit available for borrowing under these agreements was approximately $17.0 million and $7.6 million, respectively.

NOTE 16. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2016	2017
Accrued advertising expenses	$1,961	$371
Accrued professional fees	765	580
Accrued royalties	350	502
Accrued director compensation and liability insurance	272	256
Other	480	449
	$3,828	$2,158

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

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2016 and 2017, the accumulated benefit obligation amounted to $185 thousand and $211 thousand, respectively, and the funded status of prepaid pension assets amounted to $62 thousand and $70 thousand, respectively. The fair value of plan assets amounted to $325 thousand and $365 thousand as of December 31, 2016 and 2017, respectively. The accumulated other comprehensive income (loss) amounted to ($58) thousand and $(69) thousand as of December 31, 2016 and 2017, respectively. The net periodic benefit cost (income) for 2015, 2016 and 2017 amounted to ($58) thousand, ($2) thousand and $0 thousand, respectively, for each year of 2015, 2016 and 2017..

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2016 and 2017:

	December 31
(in US$ thousands)	2016	2017
Benefit Obligation	$263	$295
Fair value of plan assets	325	365
	$(62)	$(70)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(62)	$(70)
Accumulated other comprehensive income	—	—
Net amount recognized	$(62)	$(70)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(58)	$(69)

For the years ended December 31, 2015, 2016 and 2017, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2015	2016	2017
Service cost	$—	$—	$—
Interest cost	5	4	4
Expected return on plan assets	(6)	(6)	(5)
Amortization of net loss	—	—	1
Curtailment gain	(57)	—	—
	$(58)	$(2)	$—

Effective January 1, 2017, our Company applied the amendments in ASU No. 2017-07 retrospectively for the presentation of the service cost component and the other components of net periodic pension cost in the statement of operations, and accordingly, all components other than service cost, amounting to income of $58 thousand and income of $2 thousand, respectively for 2015 and 2016, were reclassified to non-operating income (expense) – other.

Weighted average assumptions used to determine benefit obligations for 2016 and 2017 were as follows:

	December 31
	2016	2017
Discount rate	1.375%	1.625%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2016	2017
Discount rate	1.875%	1.375%
Rate of return on plan assets	1.875%	1.375%
Rate of compensation increase	1.50%	2.00%

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

We expect to make a contribution of $8 thousand to the Fund in 2018. We expect to make benefit payments of $1 thousand from 2018 to 2022 and $12 thousand from 2023 to 2027.

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

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $192). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2015, 2016, and 2017 were $318 thousand, $183 thousand, and $190 thousand, respectively.

NOTE 18. SHAREHOLDERS’ EQUITY

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

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2016 and 2017, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $1.5 million and $1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

NOTE 19. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2015	$(22,876)	$11,389	$—	$(11,487)
Net current period change	(118)	8,553	—	8,435
Reclassification adjustments for gains reclassified into income	656	(19,939)	—	(19,283)
Balance at December 31, 2015	(22,338)	3	—	(22,335)
Net current period change	5	(1)	(58)	(54)
Reclassification adjustments for gains reclassified into income	(222)	—	—	(222)
Balance at December 31, 2016	$(22,555)	$2	$(58)	$(22,611)
Net current period change	641	—	(11)	630
Reclassification adjustments for gains reclassified into income	—	(2)	—	(2)
Balance at December 31, 2017	$(21,914)	$—	$(69)	$(21,983)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2015, 2016 and 2017.

NOTE 20. SHARE-BASED COMPENSATION

During 2015, 2016 and 2017, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were $65 thousand, $9 thousand and ($7) thousand, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2016 and 2017. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2015, 2016 and 2017, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2016 and 2017.

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

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2017, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2017, no shares were issued to employees under the 2009 ESPP.

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2017, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2017.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	675,057	(3)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75
2008 Plan	200,000		immediately upon granting to six years	$12.35~$21.2	—
2009 Plan	500,000	(4)	immediately upon granting to four years	$4.775~$12.35	—
2010 Plan	440,000	(5)	three years	$4.0505~$5.7	—

(1)	The granted awards, net of forfeited or canceled options, were within reserved shares of 1,400 thousand common shares.
(2)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 200 thousand common shares.
(3)	The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand common shares.
(4)	The granted awards, net of forfeited or canceled options, were within reserved shares of 300 thousand common shares.
(5)	The granted awards, net of forfeited or canceled options, were within reserved shares of 200 thousand common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2015, 2016 and 2017, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2016. The following table summarizes the assumptions used in the model for options granted during 2015 and 2017:

	2015	2017
Option term (years)	5.75	6.01
Volatility	49.239%	48.997%
Weighted-average volatility	49.000%	48.997%
Risk-free interest rate	1.506%	2.031%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$1.80	$1.41

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2015		2016		2017
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$20.30	626	$20.51	617	$20.63	613
Options granted	3.85	12	—	—	3	4
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	5.31	(21)	3.85	(4)	26.24	(309)
Balance at December 31	$20.51	617	$20.63	613	$14.78	308	2.53	$1
Exercisable at December 31	$21.28	586	$20.57	606	$34.29	298	2.34	$—
Vested and expected to vest at December 31	$20.51	617	$20.63	613	$14.78	308	2.53	$1

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2017 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2017. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2017, there was approximately $4 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 0.94 years.

The following table sets forth information about stock options outstanding at December 31, 2017:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	16	6.97 years	Under $5	8
$5~$50	284	2.35 years	$5~$50	282
$50~$100	8	0.08 years	$50~$100	8
	308			298

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2015, 2016 and 2017.

As of December 31 2016 and 2017, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2015, 2016 and 2017.

NOTE 21. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2015	2016	2017
Taiwan operations	$(13,177)	$(1,119)	$893
Non-Taiwan operations	10,475	(6,096)	(1,478)
	$(2,702)	$(7,215)	$(585)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2015	2016	2017
Taiwan:
Current	$198	$1,108	$—
Deferred	—	—	—
	$198	$1,108	$—
Non-Taiwan:
Current	$—	$—	$(1)
Deferred	216	41	1,672
	$216	$41	$1,671
Total current income tax benefit (expense)	$198	$1,108	$(1)
Total deferred income tax benefit (expense)	$216	$41	$1,672
Total income tax benefit (expense)	$414	$1,149	$1,671

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2015	2016	2017
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	183.28%	(12.37)%	1.10%
Reversal of deferred withholding tax liabilities	—	—	285.84%
Tax-exempt income	2.71%	3.28%	0.00%
Non-deductible items - bad debts	(57.91)%	(3.08)%	—
Other non-deductible expenses	(17.47)%	(1.65)%	(44.79)%
Changes in unrecognized tax benefits	6.84%	1.10%	—
Adjustment for prior year payable	0.00%	0.04%	0.00%
Change in deferred tax assets and valuation allowance	(130.14)%	6.87%	13.43%
Other	4.17%	(2.12)%	6.33%
Effective rate	15.33%	15.92%	285.76%

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2016	2017
Net operating loss carryforwards	$9,730	$9,178
Prepaid licensing and royalty fees	952	5
Investments	501	135
Intangible assets and goodwill	226	183
Share-based compensation	276	299
Other	167	128
	11,852	9,928
Less: valuation allowance	(11,852)	(9,928)
Deferred tax assets - net	$—	$—

The significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2016	2017
Investment in subsidiaries, principally due to undistributed income	$1,671	$—

In October 2017, a subsidiary of ours in the U.S. resolved to dissolve and liquidate and completed the process and filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of $1,671 thousand as such deferred income tax liabilities were originally accrued for potential withholding obligation upon possible distribution.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2015, 2016 and 2017 are as follows:

(in US$ thousands)	2015	2016	2017
Balance at beginning of year	$7,147	$11,025	$11,852
Subsequent reversal and utilization of valuation allowance	—	(753)	(3,352)
Additions to valuation allowance	4,185	1,739	745
Divestitures	—	(312)	—
Exchange differences	(307)	153	683
Balance at end of year	$11,025	$11,852	$9,928

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The statutory losses from Taiwan operations would be deducted from undistributed earnings when calculating the tax on the undistributed earnings and were not subject to expiration.

As of December 31, 2017, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,444	indefinite
Taiwan	30,952	2020~2027
	$46,396

As of December 31, 2017, we had accumulated statutory losses from Taiwan operations available to offset future undistributed earnings:

Jurisdiction	Amount	Expiring year
Taiwan	$19,920	indefinite

In January 2018, it was announced that the ROC Income Tax Act was amended and, starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to the undistributed portion of earnings to be made in 2018 and thereafter will be reduced from 10% to 5%. Our company didn’t expect any material impacts due to the change of tax rate.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2015, 2016 and 2017 are as follows:

(in US$ thousands)	2015	2016	2017
Balance at beginning of year	$8,287	$1,203	$1,024
Increase related to prior year tax positions	—	1,025	—
Decrease related to prior year tax positions	(185)	—	—
Settlement	(6,830)	—	—
Expiration of statute of limitations	—	(1,225)	—
Exchange differences	(69)	21	86
Balance at end of year	$1,203	$1,024	$1,110

As of December 31, 2015, 2016 and 2017, there were $1.2 million, $0 and $0 of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2015, 2016 and 2017, $0 million, $1.0 million and $1.1 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2015, 2016 and 2017.

Our major tax paying components are all located in Taiwan. As of December 31, 2017, the income tax filings in Taiwan have been examined for the years through 2014, but we have filed appeals for the 2014 tax filings.

In 2015, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown in 2006. The income tax authority has made decisions on the amortization for our tax filings through 2014. We had filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, but all were rejected by the tax authority. As court decisions in precedent cases were mostly unfavorable, we decided not to bring the case to the court and considered the tax position settled. In 2016 and 2017, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority has made decisions on the intercompany charges for our tax filings through 2014. We had filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, pending the tax authority’s re-examination.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months. As for the intercompany charges tax matters, we have taken the reasonably potential changes in these uncertain tax positions into consideration in our tax provision.

NOTE 22. RELATED-PARTY TRANSACTIONS

During 2015, we have outsourced certain development of software to Double2 Network Technology Co., Ltd., an equity-method investee. The costs of revenues amounted to $108 thousand for the year ended December 31, 2015.

NOTE 23. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2021. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2017:

(in US$ thousands)	Amount
2018	$499
2019	456
2020	438
2021	73
$1,466

Rental expense for operating leases amounted to $909 thousand, $821 thousand and $577 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

Upon adoption of ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach, we expect that most of our operating lease commitments will be subject to the new standard and recognized as lease liabilities and right-of-use assets, which will increase the total assets and total liabilities we report.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2017.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2018	$60	$400	$460
After 2018	—	—	—
	$60	$400	$460

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn the amount totally NTD 79,477,648 (around $2,697,471) to compensate their loss pursuant to certain documents in connection with purchasing taximeters signed in 2015. GigaMedia Cloud filed an answer to the complaint denying all their allegations in the lack of factual and legal basis on March 1, 2018. The Company believes these claims to be without merit and will defend them vigorously. Due to the early stage in the ligation process, we are unable to assess the likelihood of the claim and the amount of potential damages. However, we believe the ultimate result with respect to this claim will not have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 24. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

In 2015, we had two operating segments: a digital entertainment business segment, and a cloud service business segment. The Asian digital entertainment business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derived its revenues from providing cloud products and services to medium-to-larger enterprises as well as public sectors. After reviewing the business plan for 2016, we decided to redirect our cloud service business resources for internal use, in particular, by moving the servers used in our digital entertainment business to the cloud, including the related maintenance, and to wind down our cloud service activities. Therefore, the financial result of cloud service was nil and starting from 2016, we only have one segment. Certain corporate activities are not allocated to the segment and therefore are reflected as adjustments in the reconciliation.

Financial information for each operating segment was as follows for the years ended December 31, 2015, 2016, and 2017:

(in US$ thousands)	Digital entertainment	Cloud service business	Total
2015:
Net revenue from external customers	$8,545	$1,706	$10,251
Loss from operations	$(12,735)	$(1,240)	$(13,975)
Share-based compensation	$6	$(23)	$(17)
Impairment loss on property, plant and equipment	$—	$60	$60
Impairment loss on intangible assets	$—	$5	$5
Impairment loss on prepaid licensing and royalty fees	$4,187	$—	$4,187
Interest income	$12	$—	$12
Interest expense	$128	$1	$129
Gain on disposal of marketable securities - net	$19,939	$—	$19,939
Foreign exchange gain (loss)	$(145)	$—	$(145)
Net gain (loss) on equity investments	$(600)	$—	$(600)
Impairment loss on marketable securities and investments	$1,290	$—	$1,290
Depreciation	$233	$40	$273
Amortization, including intangible assets	$212	$32	$244
Income tax expense (benefits)	$(14)	$—	$(14)

(in US$ thousands)	Digital entertainment
2016:
Net revenue from external customers	$8,971
Loss from operations	$(3,924)
Share-based compensation	$3
Impairment loss on property, plant and equipment	$288
Impairment loss on intangible assets	$53
Impairment loss on prepaid licensing and royalty fees	$1,386
Interest income	$2
Interest expense	$—
Gain on disposal of marketable securities - net	$—
Foreign exchange gain (loss)	$(174)
Net gain (loss) on equity investments	$(1,731)
Impairment loss on marketable securities and investments	$—
Depreciation	$142
Amortization, including intangible assets	$93
Income tax expense (benefits)	$—

(in US$ thousands)	Digital entertainment
2017:
Net revenue from external customers	$11,596
Income from operations	$1,747
Share-based compensation	$1
Impairment loss on property, plant and equipment	$—
Impairment loss on intangible assets	$—
Impairment loss on prepaid licensing and royalty fees	$—
Interest income	$1
Interest expense	$1
Gain on disposal of marketable securities - net	$2
Foreign exchange gain (loss)	$(148)
Net gain (loss) on equity investments	$(24)
Impairment loss on marketable securities and investments	$52
Depreciation	$43
Amortization, including intangible assets	$12
Income tax expense (benefits)	$—

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2015	2016	2017
Loss from operations:
Total segments	$(13,975)	$(3,924)	$1,747
Adjustment*	(6,078)	(3,208)	(2,237)
Total GigaMedia consolidated	$(20,053)	$(7,132)	$(490)
Share-based compensation
Total segments	$(17)	$3	$1
Adjustment**	82	6	(8)
Total GigaMedia consolidated	$65	$9	$(7)
Impairment loss on property, plant and equipment:
Total segments	$60	$288	$—
Adjustment**	—	183	—
Total GigaMedia consolidated	$60	$471	$—
Impairment loss on intangible assets:
Total segments	$5	$53	$—
Adjustment**	—	4	—
Total GigaMedia consolidated	$5	$57	$—
Impairment loss on prepaid licensing and royalty fees:
Total segments	$4,187	$1,386	$—
Adjustment**	—	—	—
Total GigaMedia consolidated	$4,187	$1,386	$—
Interest income:
Total segments	$12	$2	$1
Adjustment**	321	300	601
Total GigaMedia consolidated	$333	$302	$602
Interest expense:
Total segments	$129	$—	$1
Adjustment**	53	81	33
Total GigaMedia consolidated	$182	$81	$34
Gain on disposal of marketable securities - net:
Total segments	$19,939	$—	$2
Adjustments**	—	—	—
Total GigaMedia consolidated	$19,939	$—	$2
Foreign exchange gain (loss):
Total segments	$(145)	$(174)	$(148)
Adjustments**	(252)	(127)	(403)
Total GigaMedia consolidated	$(397)	$(301)	$(551)

(in US$ thousands)	2015	2016	2017
Net gain (loss) on equity investments:
Total segments	$(600)	$(1,731)	$(24)
Adjustment**	—	—	—
Total GigaMedia consolidated	$(600)	$(1,731)	$(24)
Impairment loss on marketable securities and investments:
Total segments	$1,290	$—	$52
Adjustment**	—	—	—
Total GigaMedia consolidated	$1,290	$—	$52
Depreciation:
Total segments	$273	$142	$43
Adjustments**	21	20	—
Total GigaMedia consolidated	$294	$162	$43
Amortization:
Total segments	$244	$93	$12
Adjustments**	1	18	—
Total GigaMedia consolidated	$245	$111	$12
Income tax expense (benefit):
Total segments	$(14)	$—	$—
Adjustments**	(400)	(1,149)	(1,671)
Total GigaMedia consolidated	$(414)	$(1,149)	$(1,671)

*

Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. For the years ended December 31, 2015, 2016 and 2017, the compensation related items were approximately $1.3 million $1.6 million and $1.3 million, respectively; professional fees were approximately $587 thousand $612 thousand and $365 thousand, respectively; the termination charge of proposed acquisition of $2.0 million in 2015 were also included in the adjustments.

**	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

Major Product Lines

Revenues from the Company’s major product lines are summarized as follow:

(in US$ thousands)	2015	2016	2017
MahJong and casino casual games	$3,113	$2,459	$2,364
PC massively multiplayer online games	1,670	1,560	1,400
Mobile role playing games	2,807	4,674	7,776
Other games and game related revenues	955	278	56
Cloud computing services	1,706	—	—
	$10,251	$8,971	$11,596

Major Customers

No single customer represented 10 percent or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2015	2016	2017
Taiwan	$6,889	$2,664	$2,349
Hong Kong	3,362	6,307	9,247
	$10,251	$8,971	$11,596

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2015	2016	2017
Taiwan	$1,320	$7	$62
Hong Kong	71	—	96
	$1,391	$7	$158

NOTE 25. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2017 and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.