Form 20-F
period 2019-12-31
GIGAMEDIA Ltd
filed 2020-04-27
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

8 TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI, TAIWAN, R.O.C.

Tel: 886-2-2656-8000; Fax: 886-2-2656-8003

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares	GIGM	The Nasdaq Stock Market LLC

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

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards

Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
(iii)	“FunTown” are to our digital entertainment service business operated through our two operating subsidiaries, Hoshin GigaMedia and FunTown World Limited; and
(iv)	“GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a wholly owned subsidiary incorporated under the laws of Taiwan;
(v)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a company incorporated under the laws of Taiwan, Republic of China (“Taiwan” or “R.O.C.”).

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

•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;
•	the potential entry of new competitors in any of our business lines;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	our corporate classification by various governmental entities;
•	impacts directly and indirectly resulted from disease outbreaks and similar public health threats, in particular, the current escalating coronavirus situation;
•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks;
•	the political stability of our local region; and
•	general local and global economic conditions.

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

Exchange Rates

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. While our Company’s consolidated financial statements are presented in U.S. dollars, a large portion of our operations are conducted through subsidiaries located in Taiwan, and therefore adopt NT dollars as their functional currency.

Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 29.76, 30.715 and 29.98 to one U.S. dollar as of December 31, 2017, 2018 and 2019, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

A.	Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2018 and 2019 and the selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, and the selected consolidated statement of operations data for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements for the years ended December 31, 2015 and 2016, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2015 (As adjusted*)	2016 (As adjusted*)	2017	2018	2019
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$8,545	$8,971	$11,596	$7,101	$6,645
Other revenues	1,706	—	—	—	—
Total operating revenues	10,251	8,971	11,596	7,101	6,645
COSTS OF REVENUES
Cost of digital entertainment service revenues	(7,018)	(4,138)	(5,098)	(3,585)	(3,064)
Cost of other revenues	(1,871)	—	—	—	—
Total costs of revenues	(8,889)	(4,138)	(5,098)	(3,585)	(3,064)
GROSS PROFIT	1,362	4,833	6,498	3,516	3,581
OPERATING EXPENSES
Product development and engineering expenses	(688)	(1,045)	(1,072)	(1,091)	(1,186)
Selling and marketing expenses	(8,655)	(5,513)	(3,993)	(3,297)	(1,995)
General and administrative expenses	(5,817)	(3,458)	(3,528)	(3,684)	(3,182)
Impairment loss on property, plant, and equipment	(60)	(471)	—	—	(109)
Impairment loss on intangible assets	(5)	(57)	—	—	(15)
Impairment loss on prepaid licensing and royalty fees	(4,187)	(1,386)	—	(244)	(85)
Termination of proposed acquisition	(2,000)	—	—	—	—
Gain on termination of licensing agreement	—	—	1,732	—	—
Other	(3)	(35)	(127)	(23)	(24)
Total operating expense	(21,415)	(11,965)	(6,988)	(8,339)	(6,596)
Loss from operations	(20,053)	(7,132)	(490)	(4,823)	(3,015)
Net loss on equity investments	(600)	(1,731)	(24)	—	—
Income tax benefit	414	1,149	1,671	—	—
Net income (loss)	(2,288)	(6,066)	1,086	(3,193)	(1,659)
Less: Net loss attributable to the noncontrolling interest	45	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	$(2,243)	$(6,066)	$1,086	$(3,193)	$(1,659)
Earnings (loss) per share (in dollars):
Basic and diluted	$(0.20)	$(0.55)	$0.10	$(0.29)	$(0.15)

*: The selected consolidated statements of operations for the years ended December 31, 2015 and 2016 were retrospectively adjusted to reflect our Company’s election to early adopt the accounting updated of ASU No. 2017-07, Compensation-Retirement Benefits. Accordingly, all components of net periodic pension costs that are other than the service cost, amounting to income of US$58 thousand and US$2 thousand, respectively, for 2015 and 2016, were reclassified from general and administrative expenses to non-operating income (expense) –other. Please refer to Note 1 of our consolidated financial statements contained in our previously-filed Annual Report on 20-F for the year ended December 31, 2017 for our retirement plan and net periodic pension cost accounting policy as it affects the presentation of our consolidated statements of operations.

There were no dividends declared in 2015, 2016, 2017, 2018 and 2019.

As of December 31,

(in thousands US$, except for number of issued shares)

	2015	2016	2017	2018	2019
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$74,498	$68,882	$65,511	$60,595	$58,893
Property, plant and equipment-net	1,391	7	158	121	—
Intangible assets-net	88	—	3	38	—
Total assets	81,195	70,327	66,413	61,445	59,222
Total current liabilities	13,482	8,998	5,048	3,273	3,584
Total GigaMedia’s shareholders’ equity	65,991	59,658	61,365	58,172	55,544
Common shares, no par value, and additional paid-in capital	308,745	308,754	308,747	308,750	308,751

Number of issued shares (in thousands)*	11,052	11,052	11,052	11,052	11,052
*: We executed reverse splits of the issued and outstanding shares by a ratio of five to one on December 16, 2015.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industries

An outbreak of disease or similar public health threat, such as a novel strain of coronavirus, could have a material adverse impact on our business, operating results and financial condition.

We are vulnerable to the general economic effects of disease outbreaks and similar public health threats. Starting in late 2019, there was an outbreak of a novel strain of coronavirus (“COVID-19”) in Wuhan, China that has since spread to other regions in China and the rest of the world. It has recently been declared a pandemic by the World Health Organization and is impacting worldwide economic activity. A public health pandemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We have offices in Taiwan and Hong Kong, which have, as of the date of this Annual Report, not been as severely affected as compared to other regions in the world. Nonetheless, we have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the COVID-19 situation. If the pandemic situation escalates and warrants a prolonged and intensified shutdown in Taiwan or Hong Kong, our daily operations may be further hindered, and our offline marketing activities be indefinitely postponed, which could impact our sales and operating results. The extent to which COVID-19 will impact our results, including the ability of our customers to spend on online entertainment, is dependent on future developments, which are uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact. While it is not possible at this time to estimate the full impact that COVID-19 could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could adversely impact our business, financial condition or results of operations.

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our digital entertainment services revenue is derived from revenues from PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed online games such as Tales Runner, a multi-player sports game, and Yume100, a single player role-playing game. In recent years, revenues from our PC-based games have been in decline, reflecting the overall shift in player preferences away from PC-based games to browser-based games and mobile games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our digital entertainment services, we must regularly invest in enhancing, improving, expanding or upgrading our services. If we fail to do so, revenues generated from our existing services will likely decline.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2018 and 2019, we incurred consolidated operating losses of US$4.8 million and US$3.0 million as well as net losses of US$3.2 million and US$1.7 million, respectively. In 2017, we incurred a consolidated operating loss of US$0.5 million but reported net income of US$1.1 million. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business. The key factors affecting our businesses include:

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

While we have implemented industry-standard physical and cybersecurity measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. For example, in recent years, we have detected and mitigated a few incidents of denial-of-service attacks against network providers that affected latency of connections to our games, and those incidents did not result in significant financial impact on our operations and financial results. We have experienced in the past, and may experience in the future, security breaches or attacks. There can be no assurance that any measures implemented will not be circumvented in the future.

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

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”), in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations for a lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment entered by the District Court be reversed and amended. The civil court of the second instance, the Taiwan High Court, ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. Please refer to Note 16 to our consolidated financial statements for more information.

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

While we are focused on strengthening our abilities to self-developed casual games, we have historically and may in the future source casual games, advanced casual games, massive multiplayer online (“MMOs”) games and other forms of digital entertainment services through licensing from developers in various regions where digital entertainment development is relatively established. As of the date of this annual report, we have several licensed MMOs in our portfolio, including the online games we currently offer and other products in the pipeline. We need to maintain stable and satisfactory working relationships with our licensors in order to ensure the continued operation of our licensed products and our continued access to new digital entertainment licenses. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our ability to license new products developed by the same or other licensors. If we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

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

A fundamental requirement for operating our Internet-based, international communications service and electronic billing our customers is the secure transmission of confidential information and media (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches and are not aware of any breaches of security on our websites having occurred, failure to mitigate such fraud or breaches may expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract and retain customers, consequently adversely affect our operating results. The laws relating to the liability of providers of online payment services are currently unsettled and certain jurisdictions may enact their own rules with which we may not comply. We rely on third-party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our risk of liability will increase if a larger portion of our transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

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

We operate our digital entertainment business in Taiwan, Hong Kong and Macau. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Taiwan, can result in disruption to our business. For example, the 2019 civil commotions in Hong Kong has caused a few days of disruptions to our Hong Kong operation. Our business also could be adversely affected by the effects of influenza A virus subtypes, such as H1N1 and H5N1, SARS, COVID-19 or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees, or reduced productivity in an emergency remote working plan due to part or all of our personnel being under voluntary or compulsory home quarantine requirements. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our services.

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

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, particularly in the past four months as a result of the ramifications of COVID-19. It is unclear how long such instability and volatility will continue, and how much adverse impact such instability and volatility or any such downturn might have on the economies of Greater China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in Greater China or in overseas markets could cause our game players to reduce their spending on our games and reduce our revenues. While Taiwan and Hong Kong have not been impacted as severely by the COVID-19 as compared to other regions, consumer confidence in both regions has dipped to its lowest levels in recent years, and unemployment rates have increased, each of which has decreased ability and willingness to spend on entertainment. An escalation of the local COVID-19 situation, an intensified stay-at-home order or even full shutdown in Taiwan or Hong Kong could further decrease such spending.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2019, the closing prices of our Shares on the Nasdaq Stock Market ranged from US$2.20 to US$3.00 per share, and the closing price on April 14, 2020 was US$2.35. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

Sizable percentage of our outstanding Shares are beneficially owned by Mr. Andre Koo, who accordingly has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and their interests may differ from yours.

As of March 31, 2020, Mr. Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has significant influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2019, the first quarter of 2020 and in prior periods, we believe that the better view is that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which are presently comprised of our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2019, and we will likely be a PFIC for our current taxable year ending December 31, 2020, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

Our business was founded as Hoshin GigaMedia in Taiwan in October 1998. For the purpose of a public equity offering, GigaMedia Limited was incorporated in Singapore in September 1999 as a company limited by shares. We acquired 99.99% of equity interest in Hoshin GigaMedia in November 1999 and the remaining 0.01% in October 2002. In more recent years, we have established additional subsidiaries inside and outside Taiwan to conduct parts of our operations. Please see Item 4.C, “Organizational Structure” for our organizational chart.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information we filed electronically with the SEC. The address of the SEC’s website is http:// www.sec.gov. Our website address is: http://www.gigamedia.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

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

GigaCloud is our wholly owned subsidiary that formerly operated our cloud computing services, and now supports our digital entertainment services as we continue to wind down our cloud service activities.

Digital Entertainment Service Business

Overview

Our digital entertainment service business, FunTown, has a strong track record of developing and monetizing PC-based casual games in Asia. FunTown also had one of the largest online social gaming platforms in Taiwan by revenue and still maintains strong brand awareness, which we now leverage as we restructure our business and extend our offerings to mobile and browser-based games in select areas and geographies.

We also publish and operate PC- and mobile-based games under licensing agreements, predominantly in the territories of Taiwan, Hong Kong and Macau. Our understanding of local markets enables us to introduce foreign niche products by concentrating marketing efforts on a specific and well-defined segment of the population.

Most of our digital entertainment products are operated or expected to be operated under the item-billing revenue model, which we refer to as the Item-Billing model. Under the Item-Billing model, users are able to access the basic functions of a casual online game for free. Players may choose to purchase in-game value-added services as well as in-game virtual items and premium features to enhance the game experience. This allows players to utilize more functions, improve performance and skills, and personalize the appearance of a game character. Game points are consumed as users purchase value-added services and in-game items.

To complement our offerings and strengthen their appeal, we are focusing on building community-based online platforms that cater to different social networking needs of our users and provide various channels to facilitate communications among them. We intend to continue to grow and enhance our market position in the digital entertainment industry by increasing focus on mobile and browser-based games. We expect to drive growth both organically and through accretive transactions.

The current COVID-19 situation may require people to stay home for a prolonged period, which may cause people to seek online entertainment at a higher rate, thereby providing us with an extra driver of growth for our digital entertainment offerings.

Our Digital Entertainment Products

MahJong and Other Casual Games

MahJong is a traditional and highly popular Chinese tile-based game that is widely played in Taiwan, Hong Kong, the PRC, Japan, South Korea and other regions throughout Asia. Similar to poker, MahJong involves skill, strategy and calculation, as well as a certain degree of chance.

Through our FunTown-branded platform, we develop and offer various local versions of MahJong for players in Asia, particularly in Taiwan and Hong Kong. To play our online MahJong games, players install software that can be downloaded free of charge from our game websites. Players can compete with anyone on the FunTown network. Our MahJong games are designed for players of all levels of skill and experience. To accommodate various needs of players, we offer different online MahJong rooms based on skill levels or stakes. We believe our online MahJong game site is one of the most popular online MahJong networks in Taiwan.

Players may play our online MahJong free of charge. While a player may win virtual currency in the game without paying, an average player typically has to pay to continue playing on a regular basis or to establish a track record inside our online MahJong community. Players may choose to purchase game points through various distribution channels, such as convenience stores, payment processing terminals or online/mobile payment channels. Players may exchange purchased game points for virtual currency and deposit into their virtual bank accounts. The virtual currency may be used to play MahJong and other games on the FunTown game site or to purchase in-game virtual items, but cannot be redeemed for cash.

Our PC-based MahJong offering has faced strong competition in recent years from the growth of mobile and browser-based online games, driven by the popularity of social networks and high mobile device usage in our markets. We responded by launching our MahJong game application which uses a web or browser-based technology with no download required. This simplified user sign-in procedures and enabled tighter integration with social networking platforms by allowing users to log into our game directly via their accounts at a given social networking platform.

We also offer various other casual card and table games through our FunTown-branded platform. These online games are Internet-based and developed through computer simulation and adaptation of non-computer games, which are traditionally played offline. The FunTown platform targets players in different regions, particularly Taiwan and Hong Kong.

Our offerings include many different online card games which are popular in various regions in Asia. Players can select their desired table based on the level of skill or stakes. These games are designed with online multiplayer features that allow players to compete against one another. We also offer chance-based games, including bingo, lotto, horse racing, Sic-Bo, slots and other simple casual games.

Like online MahJong, players may play our other casual games for free. They may choose to purchase virtual currency to play on a continuous and regular basis. Virtual currencies may be used to play all games on the FunTown game site or to purchase virtual items, but cannot be redeemed for cash.

In late 2019, we beta tested a new mobile platform for casual and began its trial operations, through which we are establishing marketing rhythm, expanding product lines, and strengthening customers’ loyalty.

Our revenues generated from MahJong and other casual games were approximately US$1.8 million in 2019, as compared to US$1.8 million in 2018 and down from approximately $2.4 million in 2017.

Role-Playing and Sports Games

In Taiwan and Hong Kong, we offer through our FunTown platform online games of various sub-genres besides MahJong and other card or table games.

In June 2006, we launched the PC-based MMO sports game Tales Runner. Tales Runner is a PC-based multiplayer obstacle running game in which players compete by running, jumping, dashing and using items. With its fairy-tale style and constantly changing running tracks, Tales Runner has been a popular game in Hong Kong.

Our revenues generated from Tales Runner were approximately US$1.2 million in 2019, down from approximately US$1.3 million in 2018 and US$1.4 million in 2017.

Traditionally, for our PC-based MMO games, players download and install client software from our websites. Our MMO games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

From 2015 to 2019, we launched eleven mobile role-playing online games, or RPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2019, the accumulated sales revenues of Yume100 since its launch were approximately US$10.5 million. Leveraging the operating experience of Yume100, in mid-December 2017, we launched Akaseka, a similarly female-oriented game. Furthermore, we launched Shinobi Master New Link, a male-oriented game, in April 2019.

For our mobile games, players usually download the game software, or “app”, from third-party digital distribution platforms, such as “Google Play” or the “Apple App Store.” Like our PC-based games, while our mobile games are offered free-of-charge, players may purchase virtual items to progress more quickly in the game, to enhance their characters’ performance and game playing experience, or to personalize their characters.

Game Sources

In-house development of Casual Games

We develop the casual games offered on our FunTown game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration onto our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games development capabilities. We made a direct investment of more than $1.2 million during 2019 in developing our own offerings.

Sources of Role-playing and Sports Games

Historically, we have sourced role-playing and sports games through licensing from developers in various regions where game development is well established. We monitor markets in the United States, South Korea, the PRC, Japan, Southeast Asia and Europe, and maintain communications with a number of leading game development studios to identify and source new online games.

In selecting games, we evaluate the key factors that indicate the market trend and player demand and interest in the regions where we operate. We believe that our market analysis enables us to better assess the quality, risks, costs and potential returns of the games.

Prior to negotiating a license agreement with a game developer, our game testing team evaluates the game and prepares detailed evaluation reports covering the theme, storyline, in-game culture and environment, character progression, system architecture, game art, design, virtual articles and items. Based on the results of our evaluation, we may enter into a license agreement to operate select games. The cost of licensing games from developers generally consists of an upfront licensing fee, which we typically pay in several installments, and ongoing licensing fees, or royalties, which are equal to a percentage of revenues generated from operation of the game. We may also agree to provide certain minimum guarantees in royalties to developers.

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

FunTown Platform and Services

Our FunTown platform provides many digital entertainment services for users to enhance their playing and entertainment experiences, facilitate information communication among them and support the development of a strong player community. These services include:

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

•

Friends and Family Messenger and Online Chatting System. The FunTown platform has a unique function designed for players’ personal contacts, which is similar to the contact list of instant message programs. This enables players to see when their friends and family members are online and invite people in their personal network to play games together.

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

•

Mobile Platforms. FunTown now provides a mobile platform for casual games, which works on both Google’s Android and Apple’s iOS operating systems and allows data synchronization between the two systems.

•

Customer Platform. FunTown now provides a customer platform called Dream Village, which began as a community space constructed for players of our female-oriented games. Now it not only runs an online shop for game-related virtual goods and character merchandise, but is also capable of intermediating as a payment gateway for third-party online and offline retailers.

Our Marketing

Our marketing strategy is to capitalize on our established brand names and utilize our diverse distribution networks to retain our existing users and attract new users. We use various qualitative and quantitative market research methods to analyze our target market and differentiate our product offerings from those of our competitors. We are engaged in a variety of traditional and online marketing programs and promotional activities, including the following:

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

We advertise our brands and our digital entertainment products across a variety of online media, including traditional online advertisements like YouTube, Google and Facebook. We also collaborate with new media channels, including micro-blogging services provided with websites and search engine services.

Offline Promotions and Advertisements

We advertise our brand names and our digital entertainment products across a variety of offline platforms, including television and outdoor advertisements. From time to time we distribute game-related posters, promotional prepaid virtual points for new users and souvenirs at trade shows and other locations. We conduct events at popular venues to stage exhibitions, distribute software and game content-related merchandise, and interact directly with our users. For our role-playing games, we also collaborate with book shops, coffee shops and similar businesses to host fan meetings, where we provide immersive customer experience to promote and strengthen customers’ emotional connections with our role-playing games.

Open Beta Testing

We conduct our open beta testing under open market conditions. During open beta testing, we do not charge users to play the new game. Open beta testing serves important marketing functions, including developing initial interest, establishing an initial user base, and generating word-of-mouth publicity to support the commercial launch of the game.

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

We also use third-party digital distribution platforms, such as “Google Play” or the “Apple App Store,” to provide our mobile game apps to users of various types of mobile devices.

Telecommunication Network Operators

We also distribute game points through cooperation with telecommunication network operators and their service providers. Our cooperating operators and service providers charge fees to the purchasers’ phone bills, which are prepared and collected by the network operators.

Payment Aggregators

We also work with established payment aggregators. These payment aggregators allow users to pay for a variety of products and services, such as mobile phone calls and game points of different game operators, using their pre-paid scratch cards, vouchers or codes printed on receipts.

Offline Physical Distribution Channels

Physical distribution channels mainly consist of convenience chain stores, where users may use interactive kiosk machines to purchase pre-paid game points with varying amounts.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2019, we had an aggregate of approximately 8.8 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2019, we recorded approximately 57,000 active paying users.

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

Rating of Internet Content

The Regulations for the Rating of Internet Content was abolished by the NCC in 2012. At present, the rating of internet content is governed by Article 46 of the Protection of Children and Youths Welfare and Rights Act, which requires that all internet platform providers adopt their own rules implementing “clear and practicable” protection measures in accordance with the internet content supervisory institutions engaged by the National Communications Commission (the “NCC”) and other relevant authorities to prevent youth and children from having access to harmful internet content. An internet platform provider is required to restrict children and youths from having access to internet content upon the relevant authority’s notification that such internet content may be harmful or that such internet platform provider failed to implement “clear and practicable” protection measures.

Computer Software Ratings

The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating pursuant to the Protection of Children and Youths Welfare and Rights Act, which took effect in January 2007. These regulations were amended on May 29, 2012 and renamed the Regulations Governing Game Software Ratings, and were last amended on April 20, 2018. The definition of “game software” and the rating system have been significantly modified in the 2012 amendment. Game software means software that integrates digitalized text, sound, visual effects, music, pictures, images or animation, which allows users to achieve certain goals of the game by operation of electronic equipment such as computer, hand-held or wearable reality devices, but excluding software installed upon the “electronic game arcade” as defined in the Electronic Game Arcade Business Regulation Act. Manufacturers, distributors, agents, sellers, rental service operators, disseminators, exhibitors and download providers are responsible for the administration of ratings. There are five ratings: (i) Restricted (allowed for ages 18 and above); (ii) Parental Guidance 15 (allowed for ages 15 and above); (iii) Parental Guidance 12 (allowed for ages 12 and above); (iv) Parent Protection (allowed for ages 6 and above); and (v) General Audience (suitable for all ages). According to the 2012 amendment, game software that uses virtual currency to play simulated MahJong, poker, dice, steel ball, horse racing, roulette, slot machine and other games of similar nature, and the outcome of the games may result in increase or decrease of the virtual currency, must be rated as Parental Protection. If the contents of such game software meet the requirements under the rating criteria for Restricted, Parental Guidance 15 or Parental Guidance 12, such games must be rated accordingly. Furthermore, according to the 2018 amendment, games adopting chess or puzzle as the main content must be provided with warning statements showing that it may not be used for gambling or the engagement of any violation of laws and regulations or other similar conducts. In addition, according to the 2019 amendment, “card and intelligence-beneficial entertainment games” differ from the “chess games.” However, games shall be rated “PG 15” (age of 15 or above), if virtual game tokens are used and increase or decrease when performing the games. If that is not the situation, the games shall be rated “PG 12” (age of 12 or above). The rating must be indicated on the product package or next to the user’s guide, downloaded page, homepage or link for the game. If the purchase of game points (cards), virtual game currencies or virtual treasures are used as payment methods, the content and amount of payment, content or services that require additional payment, or other similar warnings shall be also provided.

Online Game Regulations and Standard Contract Template

The Ministry of Economic Affairs and the Consumer Protection Commission, pursuant to the Consumer Protection Act, announced the Regulations Mandatory and Prohibitory Provisions of Standard Contracts to Be Used for the Online Game Services, and also published a standard contract template that sets out permitted terms and limitations with respect to online game services offered in Taiwan. The regulations and the standard contract template were last amended in October 2018. Generally, consumers should be given at least three days to review such contract. Amendments or changes to fees payable for services offered must be publicly announced at least thirty days prior to such amendment and notification of such amendment was provided to consumers. For lucky draw events in which consumers pay for tickets, the online game operator is required to guarantee that the activities and awards are fully disclosed. When a consumer’ ID and/or password has been compromised, the online game operator must provide assistance and information to him or her. Consumer game records must be maintained by each online game operator for a minimum period of thirty days and shall be open to inspection by such consumers. Suspension periods for consumers who have breached the terms of their online game contracts may not exceed seven days. The termination date of online game operation must be publicly announced at least thirty days prior to such date, and notification must be provided to consumers. The online game operator cannot limit the use period of purchasing the game points in the online game contract. Furthermore, the online game operator cannot specify in the online game contract that it has the right to interpret the contract terms and conditions. Under the Consumer Protection Act, an online game operator using the online game contract that violates the above mandatory or prohibitory provisions and fails to take corrective actions ordered within the time limit prescribed by the competent authorities shall be punished by an administrative fine of NT$30,000 to NT$300,000, unless the law provides otherwise. Moreover, if an online game operator fails to take corrective actions within the time limit prescribed by the competent authorities, it shall be punished for each violation by an administrative fine of NT$50,000 to NT$500,000.

Personal Data Protection Act

On April 27, 2010, the Legislative Yuan passed a bill to amend the Computer-processed Personal Data Protection Act, which was renamed as the Personal Data Protection Act. The Personal Data Protection Act was last amended on December 30, 2015. Personal data includes the name, date of birth, I.D. card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions, social activities and other information that may be used to identify a natural person, both directly and indirectly. Whenever an entity collects personal data from any individual, it shall inform such individual about (i) the name and identity of the collecting entity; (ii) the purpose of collection; (iii) how the collected personal data will be used; (iv) his/her rights; and (v) the consequences of his/her failure to provide the required personal data. If personal data is not provided by individuals, in addition to the information required to be disclosed as described above, the collecting entity shall inform such individual of the source of the data before processing or using the data. Prior consent from the individual is required for use of his/her personal data. These requirements shall be exempted if relevant personal data of the individual (i) is used for public interests; or (ii) is available from the public domain and the interest to be protected is more important than the privacy of such individual. Depending on the gravity of a violation, damages of NT$500 to NT$20,000 may be claimed against a person for each violation of the Personal Data Protection Act even if the actual damage cannot be proved. If there is more than one victim in a single violation, the maximum damages would be up to NT$200,000,000. However, if the interests involved therein exceed NT$200,000,000, restrictions on maximum amount for damages to be claimed and on minimum amount for damages to be claimed (NT$500 per person for each violation) shall not apply.

Hong Kong

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Cap. 486) came into effect in Hong Kong on December 20, 1996. The Hong Kong government has set up the Office of the Privacy Commissioner, which is an independent statutory body to oversee the enforcement of the Ordinance. The objective of the Personal Data (Privacy) Ordinance is to protect the privacy rights of a person in relation to personal data (Data Subject). Everyone who is responsible for handling data (Data User) should follow the Six Data Protection Principles ("DPPs"), including: (i) Data Collection Principle; (ii) Accuracy & Retention Principle; (iii) Data Use Principle; (iv) Data Security Principle; (v) Openness Principle; and (vi) Data Access & Correction Principle. Non-compliance with Data Protection Principles does not constitute a criminal offence directly. However, the Commissioner may serve an Enforcement Notice to direct the data user to remedy the contravention and/or instigate a prosecution action. Contravention of an enforcement notice is an offense that could result in a maximum fine of HK$50,000 and imprisonment for two years. Moreover, the Ordinance also criminalizes misuse or inappropriate use of personal data in direct marketing activities (Part VI A), non-compliance with Data Access Request (section 19), or unauthorized disclosure of personal data obtained without data user's consent (section 64). An individual who suffers damage, by reason of a contravention of the Ordinance in relation to his or her personal data may seek compensation from the data user concerned.

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

As of April 6, 2020, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

In 2019, we had total operating revenues of approximately US$6.6 million, which represents a decrease of approximately US$0.5 million year-over-year. Our total costs and expenses decreased by approximately US$2.3 million year-over-year to US$9.7 million, primarily due to reduced costs, which are in line with the decreased revenues, a reduction in overall expenses, the recognition of the impairment of right-of-use assets upon adoption of the new lease accounting standards on January 1, 2019, which resulted in a decrease of lease expenses in 2019. We incurred an operating loss of approximately US$3.0 million, which represents a decrease of loss of approximately US$1.8 million year-over-year. We recognized a non-operating income of approximately US$1.4 million, compared to approximately US$1.6 million in the prior year. We did not recognize any income tax benefits or expenses in 2019 or 2018. We recognized a net loss of approximately US$1.7 million, which represents a decrease of US$1.5 million year-over-year, primarily resulting from the aforementioned factors.

We operate our digital entertainment business in Taiwan, Hong Kong and Macau through FunTown. We acquired FunTown in January 2006 and consolidated the financial results of FunTown into our consolidated financial statements starting in January 1, 2006.

Online game operators in Taiwan and Hong Kong are currently our primary competitors. Given the low barriers to entry in the digital entertainment industry and the increasing popularity of Internet-based businesses, there are a large number of potential competitors scattered throughout many different segments of the software and Internet industries. In addition to the aforementioned competitors, traditional entertainment service providers and other entities, many of which have significant financial resources and brand name recognition, may provide digital entertainment services in the future, and thus become our competitors.

Faced with our known competitors, and most likely additional new competitors that may be established in the near future, we will continue to improve on the principal competitive factors that we believe can differentiate our product offerings from those offered by our competitors, including: brand, technology, financial stability and resources, proven track record, independent oversight and transparency of business practices in our industry.

In 2019, our digital entertainment business generated revenue of approximately US$6.6 million, gross profit of approximately US$3.6 million, and operating loss of approximately US$1.0 million, excluding corporate and back-office operating expenses of approximately $2.0 million.

Certain Significant Events Affecting Our Results of Operations for 2017, 2018 and 2019

Termination of a game license

We have entered licensing arrangements for our digital entertainment business and, in 2015, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, we reached an agreement with the licensor of that gaming development company to terminate the license by compensating us in the amount of US$1.75 million. Accordingly, we recognized a gain of approximately US$1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

Liquidation of a subsidiary

In October 2017, a subsidiary of ours in the U.S. dissolved and liquidated, which process was completed in February 2018. The gain that resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of deferred income tax liabilities of US$1.7 million as such deferred income tax liabilities were originally accrued for a potential withholding obligation upon possible distribution.

Impairment Losses Related to Underperforming Projects in Our Digital Entertainment Service Business

We incurred certain impairment losses in our digital entertainment service business in 2019 and 2018 as described further below.

Impairment Losses on Prepaid Licensing and Royalty Fees

We recognized impairment losses of US$85 thousand and US$244 thousand on prepaid licensing and royalty fees in 2019 and 2018, respectively. The fees were related to certain licensed games for which the carrying amount was determined not to be fully recoverable due to quick changes in gaming fads. We did not recognize impairment losses in 2017. Prepaid licensing and royalty fees are first assessed based on the commercial viability of the launch plan of the related games, then valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

Impairment Losses on Long-Lived Assets

We also recognized a US$109 thousand impairment loss on property, plant and equipment and a US$15 thousand impairment loss on intangible assets for capitalized software costs in 2019. While the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those long-lived and intangible assets would not be recoverable based on cash flow projections. We did not recognize such losses in 2018 and 2017. Those long-lived and intangible assets, which mainly consist of information equipment and purchased software, are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

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

COVID-19

Our business operations could be adversely affected by uncertainty and disruption resulting from the global spread of the coronavirus disease 2019 (COVID-19). While our operations in Taiwan and Hong Kong have so far not been severely affected, we are unable to predict the extent to which the global COVID-19 pandemic may adversely impact our business operations, financial performance and results of operations for fiscal year 2020. We have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the escalating COVID-19 situation. We will continue to monitor global events and respond accordingly to any potential business disruptions that may occur.

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

Revenue Recognition and Deferral

General

On January 1, 2018, we adopted ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts continue to be reported in accordance with ASC Topic 605, “Revenue Recognition.” Please refer to note 1 of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2017 for our revenue recognition accounting policy as it relates to revenue transactions prior to January 1, 2018. The revenue recognition accounting policy described below relates to revenue transactions from January 1, 2018 and onward, which are accounted for in accordance with ASC Topic 606.

Our recognition of revenue from contracts with customers is in accordance with the five-step revenue recognition model: (1) identify the contract with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation; and (5) recognize revenue when or as we satisfy a performance obligation.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis of digital entertainment service revenues in our consolidated financial statements.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for revenue from contracts with customers.

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our games can only be consumed in our games. Therefore, we regard the sale of a virtual good as a service, where the related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs via various third-party storefronts, distributors and payment channels, including but not limited to the “Google Play Store,” the “Apple App Store,” convenience stores, telecom service providers and other payment service providers. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users, over the estimated useful life of virtual items, when the game is terminated and the period of refund claim for any sold virtual items is ended in accordance with our published policy, or when the likelihood of the customer exercising the remaining rights becomes remote. (See “Deferred Revenues and Breakage” below for more discussion of accounting treatments of the unexercised rights.)

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2018 and 2019, cash totaling $518 thousand and $531 thousand, respectively, had been deposited in an escrow account in a bank as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Based on the analysis, we estimated the fair values of certain prepaid licensing and royalty fee assets to be impaired, and recognized impairment charges of US$244 thousand and US$85 thousand on prepaid licensing and royalty fees in 2018 and 2019, respectively.

We have entered licensing arrangements for our digital entertainment business and in 2015, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and, as a result, the cost became nil. In 2017, we reached an agreement with the licensor of that gaming development company to terminate the license by compensating us in the amount of US$1.75 million. Accordingly, we recognized a gain of US$1.7 million as a reduction of operating expenses in the consolidated statements of operations in 2017.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations.

Leases

General

On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”. Please refer to note 1 of our consolidated financial statements for information about the impact of adoption on our consolidated financial statements. Please refer to note 1 of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2018 for our lease accounting policy as it relates to lease transactions prior to January 1, 2019. The leases accounting policy described below relates to lease transactions from January 1, 2019 and onward, which are accounted for in accordance with ASC Topic 842.

We determine if an arrangement is or contains a lease at contract inception. In certain situations, judgment may be required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement provides us with an asset that is physically distinct, or that represents substantially all of the capacity of the asset, and if we have the right to direct the use of the asset. Lease assets and liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. Included in the lease liability are future lease payments that are fixed, in-substance fixed, or are payments based on an index or rate known at the commencement date of the lease. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the lessor of our leases. The operating lease right-of-use (“ROU”) asset also includes any lease payments made prior to commencement, initial direct costs incurred, and lease incentives received. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents the rate required to borrow funds over a similar term to purchase the leased asset, and is based on the information available at the commencement date of the lease. For leased assets with similar lease terms and asset type we applied a portfolio approach in determining a single incremental borrowing rate to apply to the leased assets.

In determining our lease liability, the lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise such option. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, our Company remeasures the lease liabilities with a corresponding adjustment to the ROU assets.

Operating lease ROU assets are presented in “Other assets” and operating lease liabilities are presented in “Other current liabilities” and “Other liabilities” on our consolidated balance sheets.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, which are classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that more-likely-than-not will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50% likelihood of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

In October 2017, a subsidiary of ours in the U.S. dissolved and liquidated, for which it filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which was exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of US$1.7 million as such deferred income tax liabilities were originally accrued for a potential withholding obligation upon possible distribution.

As of December 31, 2017, 2018 and 2019, we recognized valuation allowances of US$9.9 million, US$11.8 million and US$12.7 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of December 31, 2017, 2018 and 2019. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2017, the valuation allowance on the deferred tax assets decreased by US$1.9 million to US$9.9 million, mainly due to the addition of US$745 thousand, utilization of US$3.4 million and exchange difference of US$683 thousand. In 2018, the valuation allowance on the deferred tax assets increased by US$1.8 million to US$11.8 million, mainly due to an addition of US$1.6 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2019, the valuation allowance on the deferred tax assets increased by US$1.0 million to US$12.7 million, mainly due to an addition of US$0.7 million to the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses.

The effect of the changes of the valuation allowance decreased our income tax benefit by US$745 thousand, US$2.1 million and US$723 thousand, for the years ended December 31, 2017, 2018 and 2019, respectively.

Recently Adopted Accounting Pronouncements

Lease

The FASB issued new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842), in February 2016. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases), at the commencement date, (a) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (b) a ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Our Company implemented the amendments in ASU 2016-02 as of January 1, 2019 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.

The FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, in July 2018. Entities originally were required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applied the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements (which was January 1, 2017, for calendar-year-end public business entities that adopted the new leases standard on January 1, 2019). This means that starting on January 1, 2017 (for those calendar-year-end public business entities just described), lessees were required to recognize lease assets and liabilities for all leases even though those leases might have expired before the effective date. Lessees were also required to provide the new and enhanced disclosures for each period presented, including the comparative periods. The ASU 2018-11 provided another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date (such as January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings or accumulated deficits in the period of adoption.

Topic 842 was effective for our fiscal year beginning January 1, 2019. We elected the package of practical expedients in ASC 842-10-65-1(f) and the additional transition method provided in ASU 2018-11. We initially applied the new leases standard at the adoption date and did not restate the comparative periods when transitioning to ASC 842, and recognized a cumulative-effect adjustment to the opening balance of retained earnings or accumulated deficits in the period of adoption. Accordingly, we accounted for our existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC 842, (b) whether classification of the operating leases would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2018) would have met the definition of initial direct costs in ASC 842 at lease commencement.

The cumulative effect adjustment recorded to our accumulated deficits was US$1.1 million (see our consolidated statements of changes in shareholders’ equity) and included the impact from the following adjustments to our consolidated balance sheet at January 1, 2019:

(in US$ thousands)	Balance at December 31, 2018	Adjustments due to adoption of new leases accounting standard	Balance at January 1, 2019
Consolidated Balance Sheet
Liabilities
Other noncurrent liabilities	$—	$1,056	$1,056
Shareholders' equity
Accumulated deficit	(228,246)	(1,056)	(229,302)

The cumulative effect of the new leases accounting standard are mainly with respect to recognizing the lessee’s lease liability under operating leases and impairments of the corresponding right-of-use assets, as such impairments occurred before the date of initial application.

Recent Accounting Pronouncements Not Yet Adopted

Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments are not expected to have a material impact on our Company’s financial position, results of operations, cash flow and financial statement disclosures.

Fair Value Measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which is an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure. The amendments removed (1) the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels of the fair value hierarchy, and (3) the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statement disclosures.

Retirement Plan

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans, which is an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the disclosure requirements of (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, have been added. The amendment also clarified the disclosure requirements with respect to the projected benefit obligation and the accumulated benefit obligation. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on our Company’s financial statement disclosures.

Intangibles—Goodwill and Other

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which is an accounting update to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendment also requires the entity to present capitalized implementation costs and the related amortization in the same line item in the balance sheet, income statement and statement of cash flows as the presentation of the hosting (service) element of the arrangement. The amendment is effective for our Company’s fiscal years beginning after December 15, 2019. Early adoption is permitted. The amendment should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Our Company will adopt the amendments in this Update for fiscal years beginning January 1, 2020. The adoption of this amendment is not expected to have a material impact on our financial position, results of operations, cash flows and financial statement disclosures.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740), which is an amendment that (i) eliminated certain exceptions for recognizing deferred taxes liability associated with ownership changes in foreign equity method investments, performing intraperiod allocation, and calculating income taxes in interim periods for year-to-date losses that exceed anticipated losses, (ii) simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that results in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and (iii) enacted changes in tax laws in interim periods. This amendment is effective for our Company’s fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flow and financial statement disclosures.

Taxation

Our major tax jurisdictions are located in Taiwan and Hong Kong.

The corporate income tax rate in Taiwan is 20%, effective from 2018. In addition to the corporate income tax rate, all retained earnings generated beginning January 1, 1998 by our subsidiaries under Taiwan law and not distributed as dividends in the following year are imposed to a retained earnings tax, presently at 5%. This rule applies primarily to our FunTown online portal, whose principal operating entities are incorporated under Taiwan law.

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

Inflation and Foreign Currency Fluctuation

We mainly operate our business in Taiwan and Hong Kong. Both economies have exhibited monetary and economic stability in recent years, with mild inflation and relatively narrow currency fluctuations. Taiwan’s inflation rate in 2019 was approximately 0.56% and Hong Kong’s was approximately 2.9%. With respect to the exchange rate, the NT dollar against the US dollar slightly fluctuated, between N$29.9 and NT$31.7 to the US dollar during 2019. The Hong Kong dollar, under its linked exchange rate system, is pegged with the US dollar at a fixed rate of HK$7.80 to the US dollar, and can trade between HK$7.75 and HK$7.85. In spite of the global outbreak in early 2020 of COVID-19, up to April 2020 both of Taiwan and Hong Kong economies maintained overall stability. Nonetheless, please note that significant global fluctuations caused by a further spread of the pandemic may easily transmit to Taiwan and Hong Kong within a few months.

Please see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our foreign currency risk exposure.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2017		2018		2019
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$11,596	100.0	$7,101	100.0	$6,645	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(5,098)	(44.0)	(3,585)	(50.5)	(3,064)	(46.1)
Gross profit	6,498	56.0	3,516	49.5	3,581	53.9
OPERATING EXPENSES
Product development and engineering expenses	(1,072)	(9.2)	(1,091)	(15.4)	(1,186)	(17.8)
Selling and marketing expenses	(3,993)	(34.4)	(3,297)	(46.4)	(1,995)	(30.0)
General and administrative expenses	(3,528)	(30.4)	(3,684)	(51.9)	(3,182)	(47.9)
Impairment loss on property, plant, and equipment	—	0.0	—	0.0	(109)	(1.7)
Impairment loss on intangible assets	—	0.0	—	0.0	(15)	(0.2)
Impairment loss on prepaid licensing and royalty fees	—	0.0	(244)	(3.4)	(85)	(1.3)
Gain on termination of licensing agreement	1,732	14.9	—	0.0	—	0.0
Other	(127)	(1.1)	(23)	(0.3)	(24)	(0.4)
Total operating expenses	(6,988)	(60.3)	(8,339)	(117.4)	(6,596)	(99.3)
Loss from operations	(490)	(4.2)	(4,823)	(67.9)	(3,015)	(45.4)
NON-OPERATING INCOME (EXPENSES), NET	(95)	(0.8)	1,630	23.0	1,356	20.4
LOSS BEFORE INCOME TAXES	(585)	(5.0)	(3,193)	(45.0)	(1,659)	(25.0)
INCOME TAX BENEFIT	1,671	14.4	—	0.0	—	0.0
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$1,086	9.4	$(3,193)	(45.0)	$(1,659)	(25.0)

The key items included in our consolidated statements of operations are:

OPERATING REVENUES. Our operating revenues consist of revenues from our digital entertainment service business. Digital entertainment service revenues are related to our digital entertainment business in Asia and are collected through the sale of virtual points, pre-paid cards and game packs, and through licensing fee revenues. Revenues are collected in accordance with contracts and through monthly payment or in advance payments with discounts, and are recognized when (or as) we satisfy the related performance obligation.

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

OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses, bad debt expenses and impairment losses on long-lived assets and prepaid licensing and royalty fees.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income and expenses include interest income and expenses, gain or loss on sales of marketable securities, and foreign exchange gain or loss.

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

Year to Year Comparisons

Please refer to the Item 5 in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2018 for the comparisons of our results of operations in fiscal years 2018 and 2017.

In formulating our 2018 and 2019 business plan, we conducted a comprehensive strategic business review. Our review led us to conclude that:

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

Accordingly, in 2018 and 2019 we implemented a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements, and selectively introducing licensed games. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was US$1.1 million and US$1.2 million during 2018 and 2019, respectively.

In 2018 and 2019, we also invested further to enhance our customer relationship management system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2017	2018		2019
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2017	Amount in US$ thousands	% Change from 2018
Operating revenues	$11,596	$7,101	(38.8)%	$6,645	(6.4)%
Cost of revenues	(5,098)	(3,585)	(29.7)%	(3,064)	(14.5)%
Gross profit	$6,498	$3,516	(45.9)%	$3,581	1.8%
Gross margin rate	56.0%	49.5%	—	53.9%	—

Operating Revenues

Our operating revenue in 2019 decreased by 6.4% from 2018, mainly due to an 11.5% decrease in revenues from mobile game revenues to US$3.5 million in 2019 from US$4.0 million in 2018, where revenues from certain role playing games gradually declined despite retention of core players with fair ARPPU (average revenue per paying user). Revenues from our legacy MahJong and casino games were US$1.8 million in 2019, which was similar to such amount in 2018.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly-introduced licensed game.

Our gross profit was US$3.6 million in 2019 as compared to US$3.5 million in 2018. Gross profit margin was 53.9 % in 2019 as compared with 49.5% in 2018, mainly as a result of improved cost structure through better management of players’ paying channel and less initial costs and fewer launches of new licensed games in 2019.

Operating Expenses

	For the Year Ended December 31,
	2017	2018		2019
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2017	Amount in US$ thousands	% Change from 2018
Product development and engineering expenses	$(1,072)	$(1,091)	1.8%	$(1,186)	8.7%
Selling and marketing expenses	(3,993)	(3,297)	(17.4)%	(1,995)	(39.5)%
General and administrative expenses	(3,528)	(3,684)	4.4%	(3,182)	(13.6)%
Impairment loss on property, plant, and equipment	—	—	N/A	(109)	N/A
Impairment loss on intangible assets	—	—	N/A	(15)	N/A
Impairment loss on prepaid licensing and royalty fees	—	(244)	N/A	(85)	(65.2)%
Gain on termination of licensing agreement	1,732	—	(100.0)%	—	N/A
Other	(127)	(23)	(81.9)%	(24)	4.3%
Total operating expenses	$(6,988)	$(8,339)	19.3%	$(6,596)	(20.9)%
Percentage of operating revenues	(60.3)%	(117.4)%	—	(99.3)%	—
Loss from operations	$(490)	$(4,823)	884.3%	$(3,015)	(37.5)%
Operating margin rate	(4.2)%	(67.9)%	—	(45.4)%	—

Operating expenses decreased by US$1.7 million, or 20.9%, to US$6.6 million in 2019, following an increase of US$1.3 million in 2018, or 19.3%, from US$7.0 million in 2017.

Besides general expenditure control in 2019, our lease expenses related to office premise and other leases were reduced due to the initial application of the new lease accounting standard (ASC 842) on January 1, 2019, as a result of which we recognized, through retained earnings (accumulated deficits), an impairment on the right-of-use assets of $1.1 million that occurred before the date of initial application. Accordingly, the related lease expenses in 2019 decreased by approximately US$0.5 million. Marketing expenses decreased as we reduced new launches of licensed games and enhanced marketing efficiencies and the effectiveness of our marketing endeavors with respect to existing products and services. We also applied effective key performance indicators to drive performance and reduced overall expenses.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$1.2 million in 2019, which was comprised of mainly personnel related expenses. This amount was similar to the amounts in 2018 and 2017.

We plan to continue our investment in developing our own offerings in 2020.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 39.5% to US$2.0 million in 2019 from US$3.3 million in 2018, which decrease was primarily due to less new launches of licensed games in 2019, FunTown’s efforts to enhance its marketing efficiency and effectiveness, and the aforementioned decrease in lease expenses as a result of the initial application of the new lease accounting standard (ASC 842) on January 1, 2019.

General and Administrative and Marketing Expenses

General and administrative expenses amounted to US$3.2 million in 2019, representing a decrease of US$0.5 million, or 13.6%, from US$3.7 million in 2018, which decrease was primarily due to our stringent expenditure controls and the aforementioned decrease in lease expenses as a result of the initial application of the new lease accounting standard (ASC 842) on January 1, 2019.

Other Operating Income and Expenses

Impairment loss on prepaid licensing and royalty fees. In 2018 and 2019, we recognized impairment losses of US$244 thousand and US$85 thousand, respectively, on prepaid licensing and royalty fees for certain licensed games that were concluded to be impaired after we determined the carrying amount to not be fully recoverable when considering their lower-than-expected rate of attracting new gamers and retaining existing gamers.

Impairment loss on property, plant and equipment and on intangible assets. In 2019, we recognized impairment losses of US$109 thousand and US$15 thousand, respectively, on property, plant and equipment and on intangible assets for purchased software costs, as while the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those long-lived and intangible assets would not be recoverable based on cash flow projections.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2017	2018		2019
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2017	Amount in US$ thousands	% Change from 2018
Interest income	$602	$1,302	116.3%	$1,483	13.9%
Foreign exchange gain (loss), net	(551)	267	(148.5)%	(68)	(125.5)%
Other non-operating income (expenses), net	(146)	61	(141.8)%	(59)	(196.7)%
Non-operating income (expenses), net	$(95)	$1,630	(1815.8)%	$1,356	(16.8)%

Non-operating income, net was US$1.4 million in 2019 as compared to income of US$1.6 million in 2018 and a loss of US$95 thousand in 2017. The non-operating income, net in 2019 primarily included (1) interest income of US$1.5 million generated from bank deposits, (2) foreign exchange loss of US$(68) thousand, and (3) a loss of US$(95) thousand accrued in litigation (Please refer to note 16 to our audited consolidated financial statements included in this annual report for more information). Non-operating income, net in 2018 primarily included (1) interest income of US$1.3 million generated from bank deposits, and (2) foreign exchange gain of US$267 thousand.

Income Tax Benefit

	For the Year Ended December 31,
	2017	2018		2019
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2017	Amount in US$ thousands	% Change from 2018
Loss before income taxes	$(585)	$(3,193)	445.8%	$(1,659)	(48.0)%
Income tax benefit	1,671	—	(100.0)%	—	N/A
Net income (loss) attributable to shareholders of GigaMedia	$1,086	$(3,193)	(394.0)%	$(1,659)	(48.0)%

In 2019 and 2018, neither income tax benefits nor expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2019 and 2018 were cash proceeds from the return of certain license fees as well as collection of the consideration of the sales of certain investments. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2019 and 2018, we have established strong relationships with financial institutions and have the ability to secure lines of credit to fulfill operating and strategic needs.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;
•	the rate at which we expand our operations and employee base;
•	the timing of entry into new markets and new services offered;
•	changes in revenues and cost splits with our business partners;

•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and
•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2017	2018	2019
Net cash used in operating activities	$(1,110)	$(3,914)	$(1,567)
Net cash provided by (used in) investing activities	935	(90)	(73)
Net cash used in financing activities	(2,631)	—	—
Exchange difference	772	(347)	88
Net decrease in cash, restricted cash and cash equivalents	(2,034)	(4,351)	(1,552)
Cash, restricted cash and cash equivalents at beginning of year	66,211	64,177	59,826
Cash, restricted cash and cash equivalents at end of year	$64,177	$59,826	$58,274

OPERATING ACTIVITIES. In 2019, our net cash used in operating activities was approximately US$1.6 million. We collected US$6.8 million in cash from our customers, paid US$2.4 million for license fees, royalties and channel costs, and paid approximately US$6.8 million to employees, suppliers and vendors. In 2018, our net cash used in operating activities was approximately US$3.9 million. We collected US$7.2 million in cash from our customers, paid US$3.2 million for license fees, royalties and channel costs, and paid approximately US$10.0 million to employees, suppliers and vendors. In 2017, our net cash used in operating activities was approximately US$1.1 million. We collected US$11.6 million in cash from our customers, paid US$4.0 million for license fees, royalties and channel costs, and paid approximately US$10.4 million to employees, suppliers and vendors, and we received return of license fees amounting to US$1.75 million as a result of an agreement reached with the licensor.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2019 was US$73 thousand, which was primarily used for the purchase of property, plant and equipment. Our net cash used in investing activities in 2018 was US$90 thousand, which was primarily used for the purchase of property, plant and equipment. Our net cash provided by investing activities in 2017 was US$935 thousand. This primarily reflected proceeds of US$1.1 million from the disposal of an equity investee in 2016.

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2019 and 2018 was nil. Our net cash used in financing activities in 2017 was US$2.6 million, mainly due to net repayments of short-term borrowings of approximately US$2.6 million.

We believe that our existing cash, cash equivalents, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2020. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash and cash equivalents to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$0.2 million, US$0.1 million and US$0.1 million for 2017, 2018 and 2019, respectively. Capital expenditures during 2019 were primarily for software and computer hardware equipment for our digital entertainment business. Our capital expenditure plans for 2020, which we expect to be primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2020 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2016, 2017 and 2018, the legal reserves of Hoshin GigaMedia were approximately US$1.5 million, US$1.5 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2017, 2018 and 2019, we incurred US$1.1 million, US$1.1 million and US$1.2 million, respectively, in research and development activities.

D.	Trend Information

In the digital entertainment industry, the entire global business landscape is changing. Driven by the popularity of mobile phones and tablets and social networks, games are rapidly moving from PC-based formats to browser and mobile platforms. This in turn is causing changes in game content, as casual browser and mobile games require “light” content. In our markets, Taiwan and Hong Kong, the strongest demand is for casual browser/mobile games.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2017, 2018 and 2019” for a discussion of the most recent trends in our operating costs and revenues since the end of 2019. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Other than as disclosed in note 16 to our consolidated financial statements, which disclosure is incorporated into this item, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified by the FASB Accounting Standards Codification; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to our Company’s own stock and classified in equity, or not reflected, in our Company’s statement of financial position; or (d) any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, our Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our Company.

F.	Tabular Disclosure of Contractual Obligations
	As of December 31, 2019
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$504	$93	$2	$—	$599
License fees	—	—	—	—	—
Minimum guarantees against royalties	—	—	—	—	—
Total contractual cash obligations	$504	$93	$2	$—	$599

The minimum guarantees against future royalties and license fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements.

For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand in additional revenues generated from the game during the agreement period from January 2018 to January 2020. In January 2020, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2020, and expires on January 26, 2022, and the incentive fee is $30 thousand for every $500 thousand additional revenues generated during the extension term. Since the revenues from particular games are unpredictable, the table above only reflects incentive fee commitments that have been triggered by crossing the relevant revenue thresholds.

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	65	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	68	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	58	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	72	Independent Non-Executive Director	2013(4)
TUNG, Casey K.	69	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011(5)
HUANG, Billy Bing-Yuan	62	Independent Non-Executive Director	2013(6)

(1)	Mr. James Cheng-Ming HUANG was appointed as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of our Company on May 5, 2017.
(2)	Mr. John Ping Chang HUANG was appointed as an Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
(3)	Mr. Nick Chia-En LIU was appointed as an Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of the Audit Committee on March 15, 2011.
(4)	Mr. Damian HONG was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.
(5)

Mr. Casey K. TUNG was appointed as an Independent Non-Executive Director of the Board on November 24, 2011, and Chairman of the Audit Committee on November 5, 2012. He was also appointed as a member of the Compensation Committee on March 18, 2013.

(6)	Mr. Billy Bing-Yuan HUANG was appointed as an Independent Non-Executive Director of the Board and a member of the Audit Committee on April 18, 2013.

Biographical information with respect to each of our directors and executive officers is set forth below.

Directors

JAMES CHENG-MING HUANG is the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of our Company. He has more than 30 years of experience in finance, investment and direct marketing. Mr. Huang served as President at Grand Pacific Investment & Development Co., Ltd., for eight years before joining the Company. Prior to that, He was the Director of two publicly listed companies in Thailand and Singapore, and the Chairman/ CEO of Otto-Chailease Mailorder Co., Ltd. Mr. Huang holds a master’s degree of Science in Management from MIT Sloan School of Management, U.S.

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the Chailease Resources Tech. Co., Ltd., Global Hospitality Group Inc., Beijing He Qiao Property Management Co., Ltd., and CTC Group INC. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

NICK CHIA-EN LIU is an independent non-executive director of our Company. He was the managing director in Taiwan for a U.S. based game development company. Mr. Liu holds an MBA degree from the Stern School of Business at NYU and a bachelor’s degree from the University of Southern California.

CHIN FOCK (DAMIAN) HONG is an independent non-executive director of our Company. He has more than 38 years of experience in taxation and tax law. Damian began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years. Damian currently serves as an independent director of Chailease Holding Co Ltd. and Riverstone Holdings Ltd. He also serves as a director of Binjaitree, a registered charity in Singapore, as well as a non-executive director of Prima Limited. Mr. Hong lectured on a part-time basis at the Singapore Management University. He earned a bachelor’s degree in Social Science at the University of Singapore and attended an international tax program at Harvard Law School.

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

BILLY BING-YUAN HUANG is an independent non-executive director of our Company. He has over 21 years of experience as an executive in the technology/media industry and a proven track record of driving growth. At The Walt Disney Company, where he served as vice president responsible for the China, Hong Kong and Taiwan markets, he launched Disney Channel and Disney Junior Channel and expanded services to new online media. At Taiwan’s Videoland Communications, where he served as vice president from 1996-1998, Mr. Huang implemented a restructuring plan that transformed the business from an old production house into a modern cable television consortium distributing content for global television brands including CNN, Cartoon Network, and Discovery Channel. Prior to that, Mr. Huang was vice president of Fantasmic International, a public relations and advertising firm in Taipei, and held numerous positions with prominent advertising firms in Taipei. Mr. Huang earned a master’s degree in Mass Communication from Texas Tech University and has a bachelor’s degree in Journalism from Chinese Culture University in Taipei. Mr. Huang is the younger brother of Mr. John Ping Chang Huang.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.4 million. For information regarding pension and retirement benefits, see note 11 to our consolidated financial statements.

As of December 31, 2019, the total outstanding number of share options granted to our directors and officers was 24,000, of which 22,680 shares were vested and 1,320 shares were unvested. As of December 31 2019, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2020, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

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

Employee Share Option Plans and Equity Incentive Plans

2004 Employee Share Option Plan

At the June 2004 Annual General Meeting, our shareholders approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 common shares (1,400,000 shares after the reverse share split) of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made and the number of shares subject to grant vesting schedule. The maximum contractual term under the 2004 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2006 Equity Incentive Plan

At the June 2006 Annual General Meeting, our shareholders approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 1,000,000 common shares (200,000 shares after the reverse share split) of our Company were reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term under the 2006 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

2007 Equity Incentive Plan

At the June 2007 Annual General Meeting, our shareholders approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 2,000,000 common shares (400,000 shares after the reverse share split) of our Company were reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term under the 2007 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

2008 Equity Incentive Plan

At the June 2008 Annual General Meeting, our shareholders approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 1,000,000 common shares (200,000 shares after the reverse share split) of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee, as plan administrator, has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term under the 2008 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2009 Equity Incentive Plan

At the June 2009 Annual General Meeting, our shareholders approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 1,500,000 common shares (300,000 shares after the reverse share split) of our Company were reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee, as plan administrator, has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term under the 2009 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2010 Equity Incentive Plan

At the June 2010 Annual General Meeting, our shareholders approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 1,000,000 common shares (200,000 shares after the reverse share split) of our Company were reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee, as plan administrator, has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. All options, RSUs and other share-based awards are expected to be settled by issuing new shares.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C.	Board Practices

Our board of directors is currently comprised of six directors, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Memorandum of Association and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal 2019, our board of directors met three times, and all board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal 2019, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Casey K. Tung, Nick Chia-En Liu and Billy Bing-Yuan Huang. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5)reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal 2019, our audit committee met five times.

Our compensation committee currently consists of Casey K. TUNG and John Ping Chang HUANG. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the Board with respect to non-employee director compensation; and (4) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal 2019, our compensation committee met two times.

D.	Employees

In the years ended December 31, 2017, 2018 and 2019, our total employees were 151, 154 and 136, respectively.

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by function:

	December 31
Function	2017	2018	2019
Development	40	41	48
Operation	61	65	42
Customer Service	20	19	19
Administrative Support	30	29	27
	151	154	136

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2017	2018	2019
Taipei City, Taiwan	121	131	117
Hong Kong	30	23	19
	151	154	136

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2020:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	873,069	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
Directors and executive officers as a group (6 individuals)	873,069	24,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2020 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
John-Lee Andre Koo(1)	2,159,999	19.54%
James Cheng-Ming Huang(2)	873,069	7.90%
Collin Hwang(3)	696,435	6.30%
Jonathan Honig(4)	625,105	5.65%

(1)

Based on a Schedule 13G/A filed on August 14, 2017, through Champion Allied Limited, a British Virgin Islands company, and Symporium (PTC) Ltd, as trustee for Citadelle Trust, John-Lee Andre Koo has beneficial ownership of 2,159,999 common shares of our Company. On the 16th of November, 2015, John-Lee Andre Koo transferred his shareholding vehicle for shares of GigaMedia Limited from Best Method Limited to Champion Allied Limited. On the 14th of August, 2017, John-Lee Andre Koo transferred his share in Champion Allied Limited to Symporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. John-Lee Andre Koo is the settlor of Citadelle Trust and exercises sole voting and investment power over all of the shares of GigaMedia Limited held by Syporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. The Citadelle Trust is a revocable trust and John-Lee Andre Koo is the sole beneficiary of the trust. The address for John-Lee Andre Koo is No.6-1, Aly. 72, Ln. 114, Sec. 7, Zhongshan N. Rd., Shilin Dist., Taipei City 111, Taiwan, Republic of China.

(2)

James Cheng-Ming Huang has beneficial ownership of 873,069 common shares of our Company as of March 31, 2020. James Cheng-Ming Huang’s address is 8F, No.22, Lane 407, Sec. 2 Tiding Blvd., Neihu Dist., Taipei City 114, Taiwan, Republic of China.

(3)

Based on the Schedule 13G filed with the SEC on June 19, 2017, Collin Hwang has beneficial ownership of 696,435 shares of our Company. Collin Hwang’s address is 11F, No.36-10, Sec. 1, Fu-hsing South Rd., Taipei, Taiwan

(4)	Based on the Schedule 13G/A filed with the SEC on February 14, 2020, Jonathan Honig has beneficial ownership of 625,105 common shares of our Company as follows:
(a)

Includes (i) 5,145 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,400 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 6,800 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(b)

Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”)  (ii) 168,360 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”)(iii)17,225 shares held by Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig and (iv) 11,700 shares held by Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig. Mr. Honig is the President of Titan Multi-Strategy Fund, Inc. and trustee of the Plans, and in such capacities has voting and dispositive power over the securities held by such entities.

(c)

Includes (i) 5,400 shares held by Elizabeth Honig, (ii) 77,500 shares held by Elizabeth Honig Lifetime Trust, (iii) 1,200 shares held by Elizabeth Honig  IRA TD Ameritrade Clearing, Custodian, (iv) 13,500 shares held by Elizabeth Honig as UTMA custodian for Jett Honig (v) 13,000 shares held by Elizabeth Honig as UTMA Custodian for Skylar Honig and (vi) 12,800 shares held by Elizabeth Honig UTMA Custodian for Morgan Honig. Elizabeth Honig and  Mr. Honig are married , and Mr. Honig has voting and dipositive power of the securities held by the foregoing.

The address of Jonathan Honig is 5825 Windsor Court, Boca Raton, Fl 33496.

As of March 31, 2020, we had 11,052,235 Shares outstanding, of which 6,697,627 Shares representing 60.60% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2020, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,732,197 shares.

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

For the years ended December 31, 2017, 2018 and 2019, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

Our Shares have been listed and traded on the Nasdaq Stock Market under the symbol “GIGM” since February 18, 2000.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

On December 16, 2015, we conducted a reverse stock split of the Company’s ordinary shares at a ratio of 5 to 1 to regain compliance with Nasdaq’s $1.00 minimum bid price listing requirement. Consequently and as of March 31, 2020, an aggregate of 11,052,235 shares of our Company are issued and outstanding.

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

Other than contracts entered into in the ordinary course of business, during the two years immediately preceding the date of this annual report, no material contracts been made, amended, or modified.

D.	Exchange Controls

Exchange Controls in the R.O.C.

The R.O.C. Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the Financial Supervisory Commission of the R.O.C. and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Trade aside, R.O.C. companies and resident individuals may, without foreign exchange approval, remit to and from the R.O.C. foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year.

Furthermore, any remittance of foreign currency into the R.O.C. by a R.O.C. company or resident individual in a year will be offset by the amount remitted out of R.O.C. by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to certain requirements, but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit outside and into the R.O.C. foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, in respect of the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

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

The normal tax rate for corporate profits in Singapore is 17%, with a certain amount of normal chargeable income exempt from tax. Resident individuals deriving chargeable income above certain amount are subject to tax at progressive rates ranging from 2% to 22% with effect from Year of Assessment 2017 (income year 2016).

If our shareholders are corporations, our shareholders will be regarded as being tax resident in Singapore if the control and management of our shareholders’ business is exercised in Singapore. For example, if the board of directors of a company meets and conducts the business of such company in Singapore, such company would generally be regarded as tax resident in Singapore. An individual will be regarded as being a tax resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as director of a company) for 183 days or more, or if he ordinarily resides in Singapore.

All foreign-sourced income received or deemed received in Singapore by tax resident individuals (except for income received or deemed received through a partnership in Singapore) on or after January 1, 2004 will be exempt from taxation.

Gains on Disposal of Shares
Singapore does not impose taxes on capital gains. However, there are no specific laws or regulations that concern the characterization of capital gains and hence, gains on disposal of shares may be construed to be income in nature and subject to Singapore income taxation if they arise from or are otherwise connected with the activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. You should consult your tax advisors concerning the Singapore tax consequences of acquiring, owning, selling or otherwise disposing the Shares.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2019 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2018, and that we will likely be a PFIC for our current taxable year ending December 31, 2019, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

Taxation of Dividends

The following description of the taxation of dividends is subject to the discussion above with respect to the passive foreign investment company tax rules. The amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or the total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay.

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

You may also request a copy of our SEC filings, at no cost, upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 11492, Taiwan R.O.C, or by e-mail to: IR@Gigamedia.com.tw. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

There may be material limitations that cause the information disclosed below not to fully reflect the net market risk exposures of our company. The limitations include financial instruments that we may utilize in the future, and transactions we may enter into for managing risks, that have not yet been determined. The limitations may also include mismatches in our positions, and other features of the instruments, positions and transactions that are mentioned below.

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

As of December 31, 2019, we had bank deposits of approximately US$7.8 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$227 thousand and unrealized foreign exchange gain of approximately US$159 thousand in the year ended December 31, 2019.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 1.1% in our total equity as of December 31, 2019.

While the current COVID-19 pandemic has resulted in extreme volatility in global financial markets, the exchange rates of NT dollar and Hong Kong dollar against U.S. dollar have been relatively stable. From January 1, 2020 to April 10, 2020, the NT dollar to U.S. dollar exchange rate fluctuated approximately 2%, and the Hong Kong dollar to U.S. dollar exchange rate fluctuated less than 0.6%.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2019, we did not have outstanding bank loans.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2019 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Casey K. TUNG, an independent director and member of our audit committee, is the audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The full text of our code of ethics is available on our website, www.gigamedia.com If we further amend any provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer or persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., or by e-mail to: IR@Gigamedia.com.tw.

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

The following table summarizes the aggregate fees billed to us by Deloitte & Touche for the fiscal years ended December 31, 2018 and 2019, respectively.

For the Years Ended December 31	2018	2019
	(in US$)	(in US$)
Audit Fees	$237,000	$248,000
Audit-Related Fees	0	0
Tax Fees	18,000	7,000
All Other Fees	0	0

A.	Audit Fees

Audit fees consist of fees billed for the annual audit of our consolidated financial statements. Audit fees also include fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

B.	Tax Fees

Tax fees include fees billed for tax compliance services.

C.	Audit Committee Pre-Approval Policies and Procedures

In May 2005, we adopted our audit committee charter. Consistent with the SEC’s policies regarding auditor independence, our audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of auditors engaged to provide us with audit, review or attest services. Our audit committee has sole discretion to review and pre-approve the appointment of auditors, subject to the appointment, replacement or removal from office of our independent public accountants as approved by our shareholders at our Annual General Meeting, and to set their fees for the performance of audit and non-prohibited non-audit services in accordance with the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations promulgated thereunder.

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

Date: April 27, 2020

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842. Further, as discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 24, 2020

We have served as the Company’s audit since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(in thousands of US dollars)

	December 31
	2018	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$59,308	$57,743
Accounts receivable - net (Note 6)	523	368
Prepaid expenses	122	112
Restricted cash (Note 5)	518	531
Other current assets (Note 7)	124	139
Total Current Assets	60,595	58,893
PROPERTY, PLANT AND EQUIPMENT, NET	121	—
INTANGIBLE ASSETS - NET	38	—
OTHER ASSETS
Refundable deposits	197	199
Prepaid licensing and royalty fees (Note 3)	435	44
Other (Note 11)	59	86
TOTAL ASSETS	$61,445	$59,222

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2018 AND 2019

(in thousands of US dollars, except share data)

	December 31
	2018	2019
LIABILITIES & EQUITY
CURRENT LIABILITIES
Accounts payable	$104	$64
Accrued expenses (Note 9)	1,433	1,280
Deferred revenue (Note 10)	1,370	1,365
Other current liabilities (Notes 8 and 16)	366	875
Total Current Liabilities	3,273	3,584
NONCURRENT LIABILITIES
Lease liabilities (Note 8)	—	94
Total Liabilities	3,273	3,678
COMMITMENTS AND CONTINGENCIES (Note 16)	—	—
SHAREHOLDERS' EQUITY (Note 12)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2018 and 2019	308,750	308,751
Accumulated deficit	(228,246)	(230,961)
Accumulated other comprehensive loss	(22,332)	(22,246)
Total GigaMedia Shareholders’ Equity	58,172	55,544
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,445	$59,222

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars, except for earnings per share amounts)

	2017	2018	2019
OPERATING REVENUES
Digital entertainment service revenues (Note 17)	$11,596	$7,101	$6,645
COSTS OF REVENUES
Cost of digital entertainment service revenues	(5,098)	(3,585)	(3,064)
GROSS PROFIT	6,498	3,516	3,581
OPERATING EXPENSES
Product development and engineering expenses	(1,072)	(1,091)	(1,186)
Selling and marketing expenses	(3,993)	(3,297)	(1,995)
General and administrative expenses	(3,528)	(3,684)	(3,182)
Impairment loss on property, plant and equipment (Note 4)	—	—	(109)
Impairment loss on intangible assets (Note 4)	—	—	(15)
Impairment loss on prepaid licensing and royalty fees (Notes 3 and 4)	—	(244)	(85)
Gain on termination of licensing agreement (Note 3)	1,732	—	—
Bad debt expense (Note 6)	(127)	(23)	(24)
	(6,988)	(8,339)	(6,596)
LOSS FROM OPERATIONS	(490)	(4,823)	(3,015)
NON-OPERATING INCOME (EXPENSES)
Interest income	602	1,302	1,483
Interest expense	(34)	—	—
Foreign exchange gain (loss), net	(551)	267	(68)
Net loss on equity investments	(24)	—	—
Impairment loss on investments	(52)	—	—
Other	(36)	61	(59)
	(95)	1,630	1,356
LOSS BEFORE INCOME TAXES	(585)	(3,193)	(1,659)
INCOME TAX BENEFIT (Note 15)	1,671	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$1,086	$(3,193)	$(1,659)
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$0.10	$(0.29)	$(0.15)
WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars)

	2017	2018	2019
NET INCOME (LOSS)	$1,086	$(3,193)	$(1,659)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Realized gain on marketable securities reclassified into income	(2)	—	—
Defined benefit pension plan adjustment	(11)	(17)	20
Foreign currency translation adjustment	641	(332)	66
	628	(349)	86
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$1,714	$(3,542)	$(1,573)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 12)	(Note 13)	Total
Balance as of January 1, 2017	11,052	$308,754	$(226,485)	$(22,611)	$59,658
Stock-based compensation	—	(7)	—	—	(7)
Net income	—	—	1,086	—	1,086
Other comprehensive income	—	—	—	628	628
Balance as of December 31, 2017	11,052	308,747	(225,399)	(21,983)	61,365
Cumulative effect of initially applying new accounting standards (Note 10)	—	—	346	—	346
Stock-based compensation	—	3	—	—	3
Net loss	—	—	(3,193)	—	(3,193)
Other comprehensive loss	—	—	—	(349)	(349)
Balance as of December 31, 2018	11,052	308,750	(228,246)	(22,332)	58,172
Cumulative effect of initially applying new accounting standards (Note 1)	—	—	(1,056)	—	(1,056)
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,659)	—	(1,659)
Other comprehensive income	—	—	—	86	86
Balance as of December 31, 2019	11,052	$308,751	$(230,961)	$(22,246)	$55,544

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars)

	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,086	$(3,193)	$(1,659)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	43	100	61
Amortization	12	36	47
Stock-based compensation	(7)	3	1
Impairment loss on property, plant and equipment	—	—	109
Impairment loss on intangible assets	—	—	15
Impairment losses on prepaid licensing and royalty fees	—	244	85
Bad debt expense	127	23	24
Gains on disposals of property, plant and equipment - net	(1)	—	—
Gains on disposal of marketable securities	(2)	—	—
Net loss on equity investments	24	—	—
Impairment losses on marketable securities and investments	52	—	—
Deferred income tax benefits	(1,672)	—	—
Loss of lawsuit contingent liabilities	—	—	96
Net changes in:
Accounts receivable	14	205	130
Prepaid expenses	137	267	10
Other current assets	(6)	35	(15)
Prepaid licensing and royalty fees	561	(220)	306
Prepaid pension assets	(9)	14	(29)
Accounts payable	48	(210)	(40)
Accrued expenses	(1,331)	(1,273)	(153)
Other liabilities	(186)	55	(555)
Net cash used in operating activities	(1,110)	(3,914)	(1,567)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposals of marketable securities	2	—	—
Purchases of property, plant and equipment	(192)	(66)	(48)
Proceeds from disposals of property, plant and equipment	1	—	—
Proceeds from disposals of subsidiary and equity investments	1,058	—	—
Increase in intangible assets	(11)	(61)	(14)
Decrease (increase) in refundable deposits	37	11	(2)
Other	40	26	(9)
Net cash provided by (used in) investing activities	935	(90)	(73)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(in thousands of US dollars)

	2017	2018	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	986	—	—
Repayments of short-term borrowings	(3,617)	—	—
Net cash used in financing activities	(2,631)	—	—
Net foreign currency exchange differences on cash, restricted cash and cash equivalents	772	(347)	88
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,034)	(4,351)	(1,552)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	66,211	64,177	59,826
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$64,177	$59,826	$58,274
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$35	$—	$—
Income tax paid (refund) during the year	$1	$—	$(6)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2017, 2018 and 2019

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of digital entertainment services, with a headquarters in Taipei, Taiwan.

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

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and its subsidiaries after elimination of all inter-company accounts and transactions.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

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

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis of digital entertainment service revenues in our consolidated financial statements.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for revenue from contracts with customers.

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our games can only be consumed in our games. Therefore, we regard the sale of a virtual good as a service, where the related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs via various third-party storefronts, distributors and payment channels, including but not limited to the “Google Play Store,” the “Apple App Store,” convenience stores, telecom service providers and other payment service providers. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users, or over the estimated useful life of virtual items, when the game is terminated and the period of refund claim for any sold virtual items is ended in accordance with our published policy, or when the likelihood of the customer exercising the remaining rights becomes remote. (Please see “Deferred Revenues and Breakage” below for more discussion of accounting treatments of the unexercised rights.)

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

Principal Agent Considerations

For the revenues generated from our digital entertainment offerings which are licensed to us for using, marketing, distributing, selling and publishing, and for the sales of our products and services via third-party storefronts and other channels, we evaluate to determine whether our revenues should be reported on a gross or net basis. Key indicators that we evaluate in determining whether we are the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2018 and 2019, cash totaling $518 thousand and $531 thousand, respectively, had been deposited in an escrow account in a bank as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (Please see Note 4, “Fair Value Measurements”, for additional information.)

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

Our Company adopted this new guidance as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings or accumulated deficit. As we had disposed of all our marketable securities by the end of 2017, the adoption did not have any impact on our consolidated financial statements.

Investments

Prior to 2018, equity investments in non-publicly traded securities of companies over which our Company had no ability to exercise significant influence were accounted for under the cost method. Unrealized losses that were considered other-than-temporary, if any, were charged to non-operating expenses. Realized gains and losses, measured against carrying amount, were also included in non-operating income and expenses. (Please see Note 4, “Fair Value Measurements”, for additional information.)

For equity investments accounted for as available-for-sale or trading, cash dividends were recognized as investment income. Stock dividends were recognized as an increase in the number of shares held and did not affect investment income. The cost per share was recalculated based on the new total number of shares.

For equity investments accounted for under the equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital were recognized as an increase in the number of shares held and did not affect investment income. The cost per share was recalculated based on the weighted-average method. Cash dividends were accounted for as a reduction to the carrying value of the investment.

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

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Impairment of Long-Lived Assets

Long-lived assets other than goodwill not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2017, 2018 and 2019 totaled $1.9 million, $1.2 million and $0.4 million, respectively. As of December 31, 2018 and 2019, prepaid advertising costs amounted to $1 thousand and $0 thousand, respectively.

Leases

General

On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”. Please refer to (d) for information about the impact of adoption on our consolidated financial statements.

Please refer to Note 1 of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2018 for our lease accounting policy as it relates to lease transactions prior to January 1, 2019. The leases accounting policy described below relates to lease transactions from January 1, 2019 and onward, which are accounted for in accordance with ASC Topic 842.

We determine if an arrangement is or contains a lease at contract inception. In certain situations, judgment may be required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement provides us with an asset that is physically distinct, or that represents substantially all of the capacity of the asset, and if we have the right to direct the use of the asset. Lease assets and liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. Included in the lease liability are future lease payments that are fixed, in-substance fixed, or are payments based on an index or rate known at the commencement date of the lease. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the lessor of our leases. The operating lease right-of-use (“ROU”) asset also includes any lease payments made prior to commencement, initial direct costs incurred, and lease incentives received. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents the rate required to borrow funds over a similar term to purchase the leased asset, and is based on the information available at the commencement date of the lease. For leased assets with similar lease terms and asset type we applied a portfolio approach in determining a single incremental borrowing rate to apply to the leased assets.

In determining our lease liability, the lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise such option. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, our Company remeasures the lease liabilities with a corresponding adjustment to the ROU assets.

Operating lease ROU assets are presented in “Other assets” and operating lease liabilities are presented in “Other current liabilities” and “Other liabilities” on our consolidated balance sheets.

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

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, which are classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that more-likely-than-not will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50% likelihood of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2018 and 2019, basic and diluted loss per share were the same.

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

(d) Recently Adopted Accounting Pronouncements

Leases

As noted above, we adopted the new leases accounting standard effective January 1, 2019. We utilized the modified retrospective method upon adoption and elected to use the transition method that retrospectively reflected at the beginning of the period of adoption through a cumulative-effect adjustment. Additionally, we elected the practical expedients regarding (1) not reassessing to identify leases and initial direct costs and (2) using hindsight in determining the lease term and in assessing impairment of right-of-use assets; when applying the new leases accounting standard. As a result, the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

We recognized the cumulative effect of initially applying the new leases accounting standard as an adjustment to the opening balance of retained earnings (accumulated deficit). The cumulative effect adjustment recorded to our accumulated deficits was $1.1 million (please see our consolidated statements of changes in shareholders’ equity) and included the impact from the following adjustments to our consolidated balance sheet at January 1, 2019:

(in US$ thousands)	Balance at December 31, 2018	Adjustments due to adoption of new leases accounting standard	Balance at January 1, 2019
Consolidated Balance Sheet
Liabilities
Other noncurrent liabilities	$—	$1,056	$1,056
Shareholders' equity
Accumulated deficit	(228,246)	(1,056)	(229,302)

The cumulative effect of the new leases accounting standard are mainly with respect to recognizing the lessee’s lease liability under operating leases and impairments of the corresponding right-of-use assets, as such impairments occurred before the date of initial application. Under the prior accounting standards, payments for operating leases were recognized as expenses on a straight-line basis. Under the new leases standard, we are required to recognize right-of-use assets and lease liabilities for all leases at the commencement date of the lease, except for leases with terms of less than 12 months, and the right-of-use assets are to be subjected to impairment assessment.

Except for the cumulative effects discussed above, adoption of the new leases accounting standard did not have a significant impact to our consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows as of and for the year ended December 31, 2019.

(e) Recent Accounting Pronouncements Not Yet Adopted

Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments are not expected to have a material impact on our Company’s financial position, results of operations, cash flow and financial statement disclosures.

Fair Value Measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which is an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure. The amendments removed (1) the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels of the fair value hierarchy, and (3) the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statement disclosures.

Retirement Plan

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans, which is an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the disclosure requirements of (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, have been added. The amendment also clarified the disclosure requirements with respect to the projected benefit obligation and the accumulated benefit obligation. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on our Company’s financial statement disclosures.

Intangibles—Goodwill and Other

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which is an accounting update to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendment also requires the entity to present capitalized implementation costs and the related amortization in the same line item in the balance sheet, income statement and statement of cash flows as the presentation of the hosting (service) element of the arrangement. The amendment is effective for our Company’s fiscal years beginning after December 15, 2019. Early adoption is permitted. The amendment should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Our Company will adopt the amendments in this Update for fiscal years beginning January 1, 2020. The adoption of this amendment is not expected to have a material impact on our financial position, results of operations, cash flows and financial statement disclosures.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740), which is an amendment that (i) eliminated certain exceptions for recognizing deferred taxes liability associated with ownership changes in foreign equity method investments, performing intraperiod allocation, and calculating income taxes in interim periods for year-to-date losses that exceed anticipated losses, (ii) simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that results in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and (iii) enacted changes in tax laws in interim periods. This amendment is effective for our Company’s fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flow and financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2017	2018	2019
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 308 thousand shares at the range of $2.9 to $80.05 as of December 31, 2017, 229 thousand shares at $2.90 to $12.35 as of December 31, 2018, and 225 thousand shares at $2.90 to $12.35 as of December 31, 2019. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2019, 2018, and 2017.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$1,020	$459	$435
Addition	486	968	205
Amortization and usage	(1,040)	(747)	(511)
Exchange difference	(7)	(1)	—
Impairment charges (Note 4)	—	(244)	(85)
Balance at end of year	$459	$435	$44

At the end of 2018 and 2019, we recognized impairment losses of $244 thousand and $85 thousand, respectively, for the prepaid licensing and royalty fees related to certain licensed games that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows.

 We have entered licensing arrangements for our digital entertainment business. During prior years, prepaid licensing and royalty fees for one of the licensed games had been fully impaired and as a result the cost became nil. In 2017, the licensor of that gaming development company reached an agreement with us to terminate the license by compensating us in the amount of $1.75 million and accordingly, we have recognized a gain of $1.7 million as a reduction of operating expenses in the consolidated statements of operations for the year ended December 31, 2017.

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2018 and 2019.

(in US$ thousands)	2018		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$59,308	$59,308	$57,743	$57,743
Accounts receivable	523	523	368	368
Restricted cash	518	518	531	531
Refundable deposits	197	197	199	199
Financial liabilities
Accounts payable	104	104	64	64
Accrued expenses	1,433	1,433	1,280	1,280
Lease liabilities - current and noncurrent	—	—	592	592

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2018 and 2019 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

•	Lease liabilities: Measured at discounted amounts of lease payments.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2019
Assets
Cash equivalents - time deposits	$—	$7	$—	$7
Restricted cash - time deposits	—	531	—	531
	$—	$538	$—	$538

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2018
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	518	—	518
	$—	$524	$—	$524

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2018 and 2019.

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

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2018 and 2019.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, operating lease ROU assets, and prepaid licensing and royalty fees.

We recognized the cumulative effects of impairment on the operating lease ROU assets when initially applying the new leases accounting standard at January 1, 2019, as such impairments occurred before the date of initial application. Please see Note 1, “Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies”, for additional information. Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2018 and 2019 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2019	Total Impairment Losses
(a) Prepaid licensing and royalty fees	$—	$—	$—	$—	$85
(b) Property, plant and equipment	—	—	—	—	109
(c) Intangible assets	—	—	—	—	15
Total	$—	$—	$—	$—	$209

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2018	Total Impairment Losses
(a) Prepaid licensing and royalty fees	$—	$—	$84	$84	$244
Total	$—	$—	$84	$84	$244
(a)

Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2018 and 2019, certain prepaid licensing and royalty fees were written down to $84 thousand and zero, resulting in an impairment charge of $244 thousand and $85 thousand, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our digital entertainment business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee and related royalties are re-valued when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

(b)	Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2019, we recognized an impairment loss of $109 thousand on property, plant and equipment as while the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those long-lived assets would not be recoverable based on cash flow projections.

(c)	Impairment losses on certain intangible assets which were determined to be impaired:

In 2019, we recognized an impairment loss of $15 thousand on intangible assets as while the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those intangible assets would not be recoverable based on cash flow projections.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2018 and 2019.

	December 31
(in US$ thousands)	2018	2019
Cash and savings accounts	$59,302	$57,736
Time deposits	6	7
Cash and cash equivalents reported on the consolidated balance sheets	59,308	57,743
Cash restricted as performance bond	518	531
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$59,826	$58,274

As of December 31, 2018 and 2019, cash amounting to $518 thousand and $531 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2018	2019
Taiwan	$54,078	$52,261
Hong Kong	5,732	5,997
China	16	16
	$59,826	$58,274

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2018	2019
Accounts receivable	$528	$371
Less: Allowance for doubtful accounts	(5)	(3)
	$523	$368

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2017, 2018 and 2019:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$32	$12	$5
Additions: Bad debt expense	127	23	24
Less: Write-off	(149)	(29)	(26)
Translation adjustment	2	(1)	—
Balance at end of year	$12	$5	$3

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2018	2019
Loans receivable - current	$29	$30
Less: Allowance for loans receivable - current	(29)	(30)
Other receivable	3	—
Other	121	139
	$124	$139

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2017, 2018 and 2019:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$28	$30	$29
Reversal for collection of bad debt	—	—	—
Translation adjustment	2	(1)	1
Balance at end of year	$30	$29	$30

NOTE 8. LEASE ARRANGEMENTS

a. Right-of-use assets

	2019
(in US$ thousands)	Cost	Accumulated depreciation	Net
Recognition of right-of-use assets upon adoption of ASC 842 at beginning of year (Note 1)	$1,056	$—	$1,056
Recognition of impairment upon adoption of ASC 842 at beginning of year (Note 1)	(1,056)	—	(1,056)
Balance at end of year	$—	$—	$—

b. Lease liabilities

(in US$ thousands)	December 31, 2019
Carrying amount:
Current portion (classified under other current liabilities)	$498
Noncurrent portion	94
$592

Discount rates for the existing lease liabilities ranged from 1.7% to 2.8%.

c. Material terms of right-of-use assets

We lease office premises, office equipment and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

d. Supplemental information

Supplemental disclosures of cash flow information consist of the following:

(in US$ thousands)	For the Year ended December 31, 2019
Cash paid for operating leases	$510
Right-of-use assets obtained in exchange for operating lease liabilities	1,056

Operating lease expenses were $15 thousand during the year ended December 31, 2019.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2019:

(in US$ thousands)	Operating Leases
Year
2020	$504
2021	92
2022	1
2023	1
2024	1
Total minimum lease payments	599
Less: amount of lease payments representing interest	(7)
Present value of future minimum lease payments	592
Less: current obligation under leases	(498)
Non-current lease obligations	$94

We have elected the transition option under ASU 2016-02 and continued to apply the prior accounting standard for leases, including the disclosure requirements, in the comparative periods. Future minimum lease payments due under those lease agreements as of December 31, 2018 were as follows:

(in US$ thousands)	December 31, 2018
Not later than 1 year	$450
Later than 1 year and not later than 5 years	504
Later than 5 years	—
Balance at end of year	$954

Rent expense for the years ended December 31, 2018 and 2017 were $493 thousand and $577 thousand, respectively, recognized on a straight-line basis for the Company’s office and car leases which were accounted for as operating leases.

NOTE 9. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2018	2019
Accrued professional fees	$429	$401
Accrued compensation	170	200
Accrued royalties	275	152
Accrued advertising expenses	134	76
Accrued director compensation and liability insurance	70	70
Other	355	381
	$1,433	$1,280

NOTE 10. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2018	2019
Unused virtual points	$1,094	$999
Unamortized virtual items	276	366
	$1,370	$1,365

The breakage amounts recognized as revenue during the years ended December 2018 and 2019 were $0 and $63 thousand, respectively. The cumulative amount of breakage for the years during and prior to 2017 was $346 thousand, recorded to our accumulated deficits at January 1, 2018 as a cumulative effect of initially applying the new revenue accounting standard.

NOTE 11. PENSION BENEFITS

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

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2018 and 2019, the accumulated benefit obligation amounted to $233 thousand and $238 thousand, respectively, and the funded status of prepaid pension assets amounted to $56 thousand and $85 thousand, respectively. The fair value of plan assets amounted to $376 thousand and $411 thousand as of December 31, 2018 and 2019, respectively. The accumulated other comprehensive loss amounted to ($86) thousand and ($66) thousand as of December 31, 2018 and 2019, respectively. The net periodic benefit cost for 2017, 2018 and 2019 amounted to $0 thousand, $1 thousand and $2 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2018 and 2019:

	December 31
(in US$ thousands)	2018	2019
Benefit Obligation	$320	$326
Fair value of plan assets	376	411
	$(56)	$(85)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(56)	$(85)
Accumulated other comprehensive income	—	—
Net amount recognized	$(56)	$(85)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(86)	$(66)

For the years ended December 31, 2017, 2018 and 2019, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2017	2018	2019
Service cost	$—	$—	$—
Interest cost	4	5	4
Expected return on plan assets	(5)	(6)	(5)
Amortization of net loss	1	2	3
Curtailment gain	—	—	—
	$—	$1	$2

Weighted average assumptions used to determine benefit obligations for 2018 and 2019 were as follows:

	December 31
	2018	2019
Discount rate	1.375%	1.125%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2018	2019
Discount rate	1.625%	1.375%
Rate of return on plan assets	1.625%	1.375%
Rate of compensation increase	2.00%	2.00%

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

We expect to make a contribution of $8 thousand to the Fund in 2020. We expect to make future benefit payments of $1 thousand to employees from 2020 to 2024 and $14 thousand from 2025 to 2029.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2017, 2018 and 2019 were $190 thousand, $210 thousand, and $187 thousand, respectively, which are included in operating expenses.

NOTE 12. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2017	$(22,555)	$2	$(58)	$(22,611)
Net current period change	641	—	(11)	630
Reclassification adjustments for gains reclassified into income	—	(2)	—	(2)
Balance at December 31, 2017	(21,914)	—	(69)	(21,983)
Net current period change	(332)	—	(17)	(349)
Balance at December 31, 2018	(22,246)	—	(86)	(22,332)
Net current period change	66	—	20	86
Balance at December 31, 2019	$(22,180)	$—	$(66)	$(22,246)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2017, 2018 and 2019.

NOTE 14. SHARE-BASED COMPENSATION

During 2017, 2018 and 2019, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were ($7) thousand, $3 thousand and $1 thousand, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2018 and 2019. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2017, 2018 and 2019, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2018 and 2019.

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

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2019, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2019, no shares were issued to employees under the 2009 ESPP.

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2019, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2019.

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

(b) Options

In 2017, 2018 and 2019, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2018 and 2019. The following table summarizes the assumptions used in the model for options granted during 2017:

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

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2017		2018		2019
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$20.63	613	$14.78	308	$10.88	229
Options granted	2.90	4	—	—	—	—
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	26.24	(309)	26.08	(79)	3.85	(4)
Balance at December 31	$14.78	308	$10.88	229	$11.00	225	1.07	$—
Exercisable at December 31	$15.16	298	$10.97	227	$11.05	224	1.03	$—
Vested and expected to vest at December 31	$14.78	308	$10.88	229	$11.00	225	1.07	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2019 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2019. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2019, there was approximately $0.3 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 0.35 years.

The following table sets forth information about stock options outstanding at December 31, 2019:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	8	4.68 years	Under $5	7
$5~$50	217	0.93 years	$5~$50	217
$50~$100	—		$50~$100	—
	225			224

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2017, 2018 and 2019.

As of December 31 2018 and 2019, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2017, 2018 and 2019.

NOTE 15. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2017	2018	2019
Taiwan operations	$893	$(3,146)	$(2,191)
Non-Taiwan operations	(1,478)	(47)	532
	$(585)	$(3,193)	$(1,659)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2017	2018	2019
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$(1)	$—	$—
Deferred	1,672	—	—
	$1,671	$—	$—
Total current income tax benefit (expense)	$(1)	$—	$—
Total deferred income tax benefit	$1,672	$—	$—
Total income tax benefit	$1,671	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2017	2018	2019
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	24.00%	24.00%
Foreign tax differential	1.10%	3.43%	10.14%
Reversal of deferred withholding tax liabilities	285.84%	—	—
Tax-exempt income	—	—	—
Non-deductible items - bad debts	—	(0.22)%	—
Other non-deductible expenses	(44.79)%	(3.50)%	(7.01)%
Changes in unrecognized tax benefits	—	17.17%	—
Cumulative effect of initially applying new accounting standards	—	—	13.13%
Change in deferred tax assets and valuation allowance	13.43%	(42.02)%	(43.38)%
Change in tax rate	—	0.15%	—
Other	6.33%	0.99%	3.12%
Effective rate	285.76%	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2018	2019
Net operating loss carryforwards	$11,136	$12,005
Share-based compensation	292	299
Investments	131	134
Lease right-of-use assets	—	122
Intangible assets and goodwill	119	64
Other	87	108
	11,765	12,732
Less: valuation allowance	(11,765)	(12,732)
Deferred tax assets - net	$—	$—

In October 2017, a subsidiary of ours in the U.S. dissolved and liquidated, for which it filed a final tax return in February 2018. The gain resulted from such liquidation was treated as capital gain, which is exempt from U.S. withholding tax. As such, there was a reversal of the deferred income tax liabilities of $1,671 thousand as such deferred income tax liabilities were originally accrued for a potential withholding obligation upon possible distribution.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2017, 2018 and 2019 are as follows:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$11,852	$9,928	$11,765
Subsequent reversal and utilization of valuation allowance	(3,352)	—	(17)
Additions to valuation allowance	745	2,107	723
Exchange differences	683	(270)	261
Balance at end of year	$9,928	$11,765	$12,732

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2019, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,759	indefinite
Taiwan	39,189	2020~2029
	$54,948

Pursuant to the amendment of the ROC Income Tax Act in February 2018, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. In addition, the tax rate applicable to the undistributed portion of earnings to be made in 2018 and thereafter was reduced from 10% to 5%.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2017, 2018 and 2019 are as follows:

(in US$ thousands)	2017	2018	2019
Balance at beginning of year	$1,024	$1,110	$—
Increase related to prior year tax positions	—	—	—
Decrease related to prior year tax positions	—	—	—
Settlement of intercompany charge adjustments	—	(1,095)	—
Expiration of statute of limitations	—	—	—
Exchange differences	86	(15)	—
Balance at end of year	$1,110	$—	$—

As of December 31, 2017, 2018 and 2019, there were no unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2017, 2018 and 2019, $1.1 million, $0 and $0 of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2017, 2018 and 2019.

Our major tax paying components are all located in Taiwan. As of December 31, 2019, the income tax filings in Taiwan have been examined for the years through 2017.

In 2017 and 2018, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority has made decisions on the intercompany charges for our tax filings through 2014. We filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, and subsequently reached agreement and settlement in 2018 with the tax authority regarding the tax filings for those years. The settlement did not have significant impact to our financial statements.

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

NOTE 16. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises, office equipment and automobile for operation use under lease agreements that expire at various dates through 2024. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2019:

(in US$ thousands)	Amount
2020	$504
2021	92
2022	1
2023	1
2024 and after	1
$599

Please refer to Note 8 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2019.

For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2018 to January 2020. In January 2020, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2020, and expires on January 26, 2022, and the incentive fee is $30 thousand for every $500 thousand additional revenues generated during the extension term.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during the past year. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding its net worth, amounting to approximately $100 thousand before such accrual, as of December 31, 2019, and accordingly, it will not have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 17. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We have only one segment, the digital entertainment business segment, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

Our Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of profit or loss and other comprehensive income for the related segment revenue and operating results.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follow:

(in US$ thousands)	2017	2018	2019
MahJong and casino casual games	$2,364	$1,816	$1,778
PC-based massive multiplayer online games	1,400	1,272	1,204
Mobile role playing games	7,776	3,998	3,538
Other games and game related revenues	56	15	125
	$11,596	$7,101	$6,645

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2017	2018	2019
Taiwan	$2,349	$2,958	$3,074
Hong Kong	9,247	4,143	3,571
	$11,596	$7,101	$6,645

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31
Geographic region / country	2017	2018	2019
Taiwan	$62	$94	$—
Hong Kong	96	27	—
	$158	$121	$—

NOTE 18. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2019 and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.