Form 20-F
period 2020-12-31
GIGAMEDIA Ltd
filed 2021-04-29
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards

Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
(iv)	“GigaMedia Cloud” are to GigaMedia Cloud Services Co. Ltd., a wholly owned subsidiary incorporated under the laws of Taiwan, Republic of China (“Taiwan” or “R.O.C.”);
(v)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a wholly owned subsidiary incorporated under the laws of Taiwan, Republic of China (“Taiwan” or “R.O.C.”).
(vi)	“Aeolus” are to Aeolus Robotics Corporation, a private company incorporated in the Cayman Islands (“Cayman”).

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may consist of or contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under Item 3, “Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “forecast,” “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict,” “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “should,” “shall,” “is likely to” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our business plan and strategies;
•	our future business development and potential financial condition, results of operations and other projected financial information;
•	our ability to manage current and potential future growth;
•	expected continued acceptance of our revenue model;
•	our plans for strategic partnerships, licenses and alliances;
•	our acquisitions and strategic investments, and our ability to successfully integrate any past, current, or future acquisitions into our operations;
•	our ability to protect our intellectual property rights and the security of our customers’ information;
•	the launch of new digital entertainment services according to our timetable;

•	expected continued acceptance of our digital entertainment services, including expected growth of the digital entertainment industry, and consumer preferences for our products and services;
•	the in-house development of new digital entertainment products;
•

our plans to license additional digital entertainment products from third parties, and the launch of these new products, including the timing of any such development, licenses or launches, in various geographic markets;

•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;
•	the potential entry of new competitors in any of our business lines;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	our corporate classification by various governmental entities;
•	direct and indirect impact from disease outbreaks and similar public health threats, including the current COVID-19 global pandemic;
•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks;
•	the political stability of our local region; and
•	general local and global economic conditions.

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

Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 30.715, 29.98 and 28.48 to one U.S. dollar as of December 31, 2018, 2019 and 2020, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

A.	Selected Financial Data

The following selected consolidated balance sheet data as of December 31, 2019 and 2020 and the selected consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, and the selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements for the years ended December 31, 2016 and 2017, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with Item 5, “Operating and Financial Review and Prospects,” and the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2016 (As adjusted*)	2017	2018	2019	2020
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$8,971	$11,596	$7,101	$6,645	$6,875
Other revenues	—	—	—	—	—
Total operating revenues	8,971	11,596	7,101	6,645	6,875
COSTS OF REVENUES
Cost of digital entertainment service revenues	(4,138)	(5,098)	(3,585)	(3,064)	(2,956)
Cost of other revenues	—	—	—	—	—
Total costs of revenues	(4,138)	(5,098)	(3,585)	(3,064)	(2,956)
GROSS PROFIT	4,833	6,498	3,516	3,581	3,919
OPERATING EXPENSES
Product development and engineering expenses	(1,045)	(1,072)	(1,091)	(1,186)	(1,327)
Selling and marketing expenses	(5,513)	(3,993)	(3,297)	(1,995)	(1,618)
General and administrative expenses	(3,458)	(3,528)	(3,684)	(3,182)	(3,121)
Impairment loss on property, plant, and equipment	(471)	—	—	(109)	—
Impairment loss on intangible assets	(57)	—	—	(15)	—
Impairment loss on prepaid licensing and royalty fees	(1,386)	—	(244)	(85)	—
Gain on termination of licensing agreement	—	1,732	—	—	—
Other	(35)	(127)	(23)	(24)	(5)
Total operating expense	(11,965)	(6,988)	(8,339)	(6,596)	(6,071)
Loss from operations	(7,132)	(490)	(4,823)	(3,015)	(2,152)
Net loss on equity investments	(1,731)	(24)	—	—	—
Income tax benefit	1,149	1,671	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	$(6,066)	$1,086	$(3,193)	$(1,659)	$(1,293)
Earnings (loss) per share (in dollars):
Basic and diluted	$(0.55)	$0.10	$(0.29)	$(0.15)	$(0.12)

*: The selected consolidated statements of operations for the years ended December 31, 2016 were retrospectively adjusted to reflect our Company’s election to early adopt the accounting updated of ASU No. 2017-07, Compensation-Retirement Benefits. Accordingly, all components of net periodic pension costs that are other than the service cost, amounting to income of US$2 thousand for 2016, were reclassified from general and administrative expenses to non-operating income (expense) –other. Please refer to Note 1 of our consolidated financial statements contained in our previously filed Annual Report on 20-F for the year ended December 31, 2017 for our retirement plan and net periodic pension cost accounting policy as it affects the presentation of our consolidated statements of operations.

There were no dividends declared in 2016, 2017, 2018, 2019 and 2020.

As of December 31,

(in thousands US$, except for number of issued shares)

	2016	2017	2018	2019	2020
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$68,882	$65,511	$60,595	$58,893	$46,525
Marketable securities - noncurrent	—	—	—	—	10,000
Property, plant and equipment-net	7	158	121	—	22
Intangible assets-net	—	3	38	—	4
Total assets	70,327	66,413	61,445	59,222	57,023
Total current liabilities	8,998	5,048	3,273	3,584	2,923
Total GigaMedia’s shareholders’ equity	59,658	61,365	58,172	55,544	54,097
Common shares, no par value, and additional paid-in capital	308,754	308,747	308,750	308,751	308,752

Number of issued shares (in thousands)	11,052	11,052	11,052	11,052	11,052

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industries

An outbreak of disease or similar public health threat, such as a novel strain of coronavirus, could have a material adverse impact on our business, operating results and financial condition.

We are vulnerable to the general economic effects of disease outbreaks and similar public health threats. Starting in late 2019, there was an outbreak of a novel strain of coronavirus (“COVID-19”) in Wuhan, China that has since spread to other regions in China and the rest of the world. It was declared a pandemic by the World Health Organization and is impacting worldwide economic activity. A public health pandemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We have offices in Taiwan and Hong Kong, which have, as of the date of this Annual Report, not been as severely affected as compared to other regions in the world. Nonetheless, we have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the COVID-19 pandemic. If the pandemic situation escalates and warrants a prolonged and intensified shutdown in Taiwan or Hong Kong, our daily operations may be further hindered, and our offline marketing activities be indefinitely postponed, which could impact our sales and operating results. The extent to which COVID-19 will impact our results, including the ability of our customers to spend on online entertainment, is dependent on future developments, which are uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact. While it is not possible at this time to estimate the full impact that COVID-19 could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could adversely impact our business, financial condition or results of operations.

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our digital entertainment services revenue is derived from revenues from PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed online games such as Tales Runner, a multi-player sports game, and Yume100, a single player role-playing game. In recent years, revenues from our PC-based games have been largely flat or declining, reflecting the overall shift in player preferences, and the lack of growth momentum in PC-based games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our digital entertainment services, we must regularly invest in enhancing, improving, expanding or upgrading our services. If we fail to do so, revenues generated from our existing services will likely decline.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2018, 2019 and 2020, we incurred consolidated operating losses of US$4.8 million, US$3.0 million and US$2.2 million as well as net losses of US$3.2 million, US$1.7 million and US$1.3 million, respectively. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business. The key factors affecting our businesses include:

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

Our business is also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of our offerings depend on Internet Service Providers ("ISPs") and our system infrastructure for access to the Internet games and services we offer. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. For example, prior earthquakes in Taiwan, Indonesia and Japan have caused damage to undersea fiber optic cables linking Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. We may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent communication over the Internet and could materially adversely affect our business, revenues, results of operations and financial condition.

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

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”), in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations for a lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment entered by the District Court be reversed and amended. The civil court of the second instance, the Taiwan High Court, ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. Please refer to Note 17 to our consolidated financial statements for more information. On March 19, 2020, the Taiwan High Court has forwarded the dossier and other relevant documents to the Taiwan Supreme Court.

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

Our future results of operations or the growth of our business may suffer if the licensors of our digital entertainment services fall short of providing us sufficient and continual support for the operation of licensed games.

While we are focused on strengthening our ability to develop our own casual games, we have historically and may in the future source casual games, advanced casual games, massive multiplayer online (“MMOs”) games and other forms of digital entertainment services through licensing from developers in various regions where digital entertainment development is relatively established. As of the date of this annual report, we have several licensed MMOs in our portfolio, including the online games we currently offer and other products in the pipeline. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. The licensors’ ability and willingness to continually provide us sufficient support is very critical. Therefore, apart from the ability of our licensors’ continual development of the licensed games, we also need to maintain stable and satisfactory working relationships with our licensors in order to ensure the steady operation of our licensed games and our continued access to upgrades and new content of the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our access to license new products developed by the same or other licensors. If our licensors fall sort of providing us sufficient and continual support for the operation of licensed games, or if we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

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

We operate our digital entertainment business in Taiwan, Hong Kong and Macau. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Taiwan, can result in disruption to our business. For example, the 2019 civil unrest in Hong Kong caused a few days of disruption to our Hong Kong operations. Our business also could be adversely affected by the effects of influenza A virus subtypes, such as H1N1 and H5N1, SARS, COVID-19 or other epidemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees, or reduced productivity in an emergency remote working plan due to part or all of our personnel being under voluntary or compulsory home quarantine requirements. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our services.

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

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, particularly over the last year as a result of the ramifications of the COVID-19 global pandemic. It is unclear how long such instability and volatility will continue, and how much adverse impact such instability and volatility or any such downturn might have on the economies of Greater China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in Greater China or in overseas markets could cause our game players to reduce their spending on our games and reduce our revenues. While Taiwan and Hong Kong have not been impacted as severely by the COVID-19 as compared to other regions, consumer confidence in both regions had dipped to its lowest levels in recent years before recovering, and unemployment rates have increased, each of which tend to decrease ability and willingness to spend on entertainment. A deterioration of the local COVID-19 situation, an intensified stay-at-home order or even full shutdown in Taiwan or Hong Kong could further decrease such spending.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2020, the closing prices of our Shares on the Nasdaq Stock Market ranged from US$2.01 to US$3.52 per share, and the closing price on April 13, 2021 was US$3.08. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

A substantial percentage of our outstanding Shares are beneficially owned by Mr. John-Lee Andre Koo, who accordingly has considerable influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and his interests may differ from yours.

As of March 31, 2021, Mr. John-Lee Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has considerable influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2020, the first quarter of 2021 and in prior periods, we believe that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which presently comprise our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year ending December 31, 2021, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

The SEC maintains an Internet site that contains reports and other information we filed electronically with the SEC. The address of the SEC’s website is http:// www.sec.gov. Our website address is: http://www.gigamedia.com. Information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

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

The current COVID-19 pandemic may require people to stay home for a prolonged period, which may cause people to seek online entertainment at a higher rate, thereby providing us with an extra driver of growth for our digital entertainment offerings.

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

In late 2019, we beta tested a new mobile platform for casual games and began its trial operations, and during 2020 and 2021 we have been establishing marketing rhythm, expanding product lines, and strengthening customers’ loyalty for this new platform.

Our revenues generated from MahJong and other casual games were approximately US$1.8 million in 2020, comparable to US$1.8 million both in 2019 and 2018.

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

Our revenues generated from Tales Runner were approximately US$2.7 million in 2020, significantly increased from approximately US$1.2 million in 2019 and US$1.3 million in 2018. The increase was mainly due to our efforts in revitalizing and boosting this 14-year-old game in light of Hong Kong students’ prolonged summer vacation arising from the COVID-19 pandemic.

Traditionally, for our PC-based MMO games, players download and install client software from our websites. Our MMO games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

From 2015 to 2020, we launched eleven mobile role-playing online games, or RPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2020, the accumulated sales revenues of Yume100 since its launch were approximately US$11.3 million. Leveraging the operating experience of Yume100, in mid-December 2017, we launched Akaseka, a similarly female-oriented game. Furthermore, we launched Shinobi Master New Link, a male-oriented game, in April 2019.

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

Game Sources

In-house development of Casual Games

We develop the casual games offered on our FunTown game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration onto our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games development capabilities. We made a direct investment of more than $1.3 million during 2020 in developing our own offerings.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2020, we had an aggregate of approximately 9.0 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2020, we recorded approximately 37,000 active paying users.

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

Seasonality

Our business experiences seasonality in the form of slower sales of FunTown’s digital entertainment business in the second and third quarters, during which people tend to spend less time indoors and online as daylight hours increase and the weather conditions improve. Typically, our first and fourth quarters have been our strongest revenue periods. Meanwhile, in recent years, anniversary promotion campaigns in the third quarter for one of our popular games had a positive impact on our business, as did the prolonged school closures arising from the COVID-19 pandemic.

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

Computer Software Ratings

The Ministry of Economic Affairs announced in July 2006 the Regulations Governing Computer Software Rating pursuant to the Protection of Children and Youths Welfare and Rights Act, which took effect in January 2007. These regulations were amended on May 29, 2012 and renamed the Regulations Governing Game Software Ratings, and were last amended on May 23, 2019. The definition of “game software” and the rating system have been significantly modified in the 2012 amendment. Game software means software that integrates digitalized text, sound, visual effects, music, pictures, images or animation, which allows users to achieve certain goals of the game by operation of electronic equipment such as computer, hand-held or wearable reality devices, but excluding software installed upon the “electronic game arcade” as defined in the Electronic Game Arcade Business Regulation Act. Manufacturers, distributors, agents, sellers, rental service operators, disseminators, exhibitors and download providers are responsible for the administration of ratings. There are five ratings: (i) Restricted (allowed for ages 18 and above); (ii) Parental Guidance 15 (allowed for ages 15 and above); (iii) Parental Guidance 12 (allowed for ages 12 and above); (iv) Parent Protection (allowed for ages 6 and above); and (v) General Audience (suitable for all ages). According to the 2012 amendment, game software that uses virtual currency to play simulated MahJong, poker, dice, steel ball, horse racing, roulette, slot machine and other games of similar nature, and the outcome of the games may result in increase or decrease of the virtual currency, must be rated as Parental Protection. If the contents of such game software meet the requirements under the rating criteria for Restricted, Parental Guidance 15 or Parental Guidance 12, such games must be rated accordingly. Furthermore, according to the 2018 amendment, games adopting chess or puzzle as the main content must be provided with warning statements showing that it may not be used for gambling or the engagement of any violation of laws and regulations or other similar conducts. In addition, according to the 2019 amendment, “card and intelligence-beneficial entertainment games” differ from the “chess games.” However, games shall be rated “PG 15” (age of 15 or above), if virtual game tokens are used and increase or decrease when performing the games. If that is not the situation, the games shall be rated “PG 12” (age of 12 or above). The rating must be indicated on the product package or next to the user’s guide, downloaded page, homepage or link for the game. If the purchase of game points (cards), virtual game currencies or virtual treasures are used as payment methods, the content and amount of payment, content or services that require additional payment, or other similar warnings shall be also provided.

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

Hong Kong

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Cap. 486) came into effect in Hong Kong on December 20, 1996. A significant amendment to this Ordinance took effect on October 1, 2012, and the latest amendment was on April 20, 2018. The Hong Kong government has set up the Office of the Privacy Commissioner, which is an independent statutory body to oversee the enforcement of the Ordinance. The objective of the Personal Data (Privacy) Ordinance is to protect the privacy rights of a person in relation to personal data (Data Subject). Everyone who is responsible for handling data (Data User) should follow the Six Data Protection Principles ("DPPs"), including: (i) Data Collection Principle; (ii) Accuracy & Retention Principle; (iii) Data Use Principle; (iv) Data Security Principle; (v) Openness Principle; and (vi) Data Access & Correction Principle. Non-compliance with DPPs does not itself constitute a criminal offence. However, the Commissioner may serve an Enforcement Notice to direct the data user to remedy the contravention and/or instigate a prosecution action. Contravention of an enforcement notice is an offense that could result in a maximum fine of HK$50,000 and imprisonment for two years. Moreover, the Ordinance also criminalizes misuse or inappropriate use of personal data in direct marketing activities (Part VI A), non-compliance with Data Access Request (section 19), or unauthorized disclosure of personal data obtained without data user's consent (section 64). An individual who suffers damage, by reason of a contravention of the Ordinance in relation to his or her personal data may seek compensation from the data user concerned.

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
Held by GigaMedia(HK) Limited
Shanghai Pontoon Networking Technology Co., Ltd.	China	Wholly owned subsidiary
D.	Property, Plant and Equipment

As of April 6, 2021, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

In 2020, we had total operating revenues of approximately US$6.9 million, which represents an increase of approximately US$0.2 million year-over-year. Our total costs and expenses decreased by approximately US$0.6 million year-over-year to US$9.0 million, primarily due to a reduction in overall expenses. We incurred an operating loss of approximately US$2.2 million, which represents a decrease of loss of approximately US$0.9 million year-over-year. We recognized a non-operating income of approximately US$0.9 million, compared to approximately US$1.4 million in the prior year. We did not recognize any income tax benefits or expenses in 2020 or 2019. We recognized a net loss of approximately US$1.3 million, which represents a decrease of US$0.4 million year-over-year, primarily resulting from the aforementioned factors.

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

In 2020, our digital entertainment business generated revenue of approximately US$6.9 million, gross profit of approximately US$3.9 million, and operating loss of approximately US$0.1 million, excluding corporate and back-office operating expenses of approximately $2.0 million.

Certain Significant Events Affecting Our Results of Operations for 2018, 2019 and 2020

Purchase of Convertible Note of Aeolus Robotics Corporation

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics.

The Note, bearing an interest rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at our option upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares, we would beneficially own 3,333,333 shares representing, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

Impairment Losses Related to Underperforming Projects in Our Digital Entertainment Service Business

We incurred certain impairment losses in our digital entertainment service business in 2019 and 2018 as described further below.

Impairment Losses on Prepaid Licensing and Royalty Fees

We recognized impairment losses of US$85 thousand and US$244 thousand on prepaid licensing and royalty fees in 2019 and 2018, respectively. The fees were related to certain licensed games for which the carrying amount was determined not to be fully recoverable due to quick changes in gaming fads. We did not recognize impairment losses in 2020. Prepaid licensing and royalty fees are first assessed based on the commercial viability of the launch plan of the related games, then valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

Impairment Losses on Long-Lived Assets

We also recognized a US$109 thousand impairment loss on property, plant and equipment and a US$15 thousand impairment loss on intangible assets for capitalized software costs in 2019. While the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those long-lived and intangible assets would not be recoverable based on cash flow projections. We did not recognize such losses in 2020 and 2018. Those long-lived and intangible assets, which mainly consist of information equipment and purchased software, are valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

COVID-19

Our business operations could be adversely affected by uncertainty and disruption resulting from the global spread of the coronavirus disease 2019 (COVID-19). While our operations in Taiwan and Hong Kong have so far not been severely affected, we are unable to predict the extent to which the global COVID-19 pandemic may adversely impact our business operations, financial performance and results of operations for fiscal year 2021. We have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the escalating COVID-19 pandemic. We will continue to monitor global events and respond accordingly to any potential business disruptions that may occur.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We believe that the following discussion addresses the most critical accounting policies applicable to our Company:

•	Revenue Recognition and Deferral
•	Marketable Securities
•	Prepaid Licensing and Royalty Fee
•	Impairment of Long-Lived Assets
•	Leases
•	Income Taxes

Those are most important to the portrayal of the financial condition and results of operations of our Company, and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of our Company’s significant accounting policies, please refer to note 1 of our consolidated financial statements.

Revenue Recognition and Deferral

General

On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606. The revenue recognition accounting policy described below relates to revenue transactions from January 1, 2018 and onward, which are accounted for in accordance with ASC Topic 606.

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2019 and 2020, cash totaling $531 thousand and $300 thousand, respectively, had been deposited in an escrow account in a bank as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Marketable Securities

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

Debt securities

Debt securities for which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Debt securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income, unless an impairment is determined to be the result of credit-related factors, or our Company intends to sell the security, or it is more likely than not that we will be required to sell the security before recovery.

Losses on debt security transactions and declines in value that are determined to be the result of credit losses, if any, are reported in the consolidated statements of operations. In measuring credit losses, management adopts a current expected credit loss model, where the expected losses are measured on the basis of relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of reported amount. Unrealized gains on credit-related recoveries are reported in the consolidated statements of operations.

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

Leases

General

On January 1, 2019, we adopted ASC Topic 842, “Leases,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”. Please refer to note 1 of our consolidated financial statements for information about the impact of adoption on our consolidated financial statements. The leases accounting policy described below relates to lease transactions from January 1, 2019 and onward, which are accounted for in accordance with ASC Topic 842. For our lease accounting policy as it relates to lease transactions prior to January 1, 2019, please refer to note 1 of our consolidated financial statements contained in our previously filed Annual Report on Form 20-F for the year ended December 31, 2018.

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

As of December 31, 2018, 2019 and 2020, we recognized valuation allowances of US$11.8 million, US$12.7 million and US$13.0 million, respectively, on our deferred tax assets to reflect uncertainties related to our ability to utilize these deferred tax assets, which consist primarily of certain net operating loss carryforwards and loss on equity method investment. We considered both positive and negative evidence, including forecasts of future taxable income and our cumulative loss position, and continued to report a valuation allowance against our deferred tax assets as of December 31, 2018, 2019 and 2020. We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our results of operations.

In 2018, the valuation allowance on the deferred tax assets increased by US$1.8 million to US$11.8 million, mainly due to an addition of US$1.6 million of the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2019, the valuation allowance on the deferred tax assets increased by US$1.0 million to US$12.7 million, mainly due to an addition of US$0.7 million to the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses. In 2020, the valuation allowance on the deferred tax assets increased by US$314 thousand to US$13.0 million, mainly due to reversal for loss carryforwards expiration of US$1.7 million, as well as an addition of US$1.6 million to the valuation allowance to loss carryforward generated from our Taiwan and Hong Kong businesses and exchange difference of US$536 thousand.

The effect of the changes of the valuation allowance decreased our income tax benefit by US$2.1 million, US$723 thousand and increased by US$223 thousand, for the years ended December 31, 2018, 2019 and 2020, respectively.

Recent Accounting Standards and Pronouncements

Please refer to note 1 of our consolidated financial statements for a discussion of recent accounting standards and pronouncements.

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

Inflation and Foreign Currency Fluctuation

We mainly operate our business in Taiwan and Hong Kong. Both economies have exhibited monetary and economic stability in recent years, with mild inflation and relatively narrow currency fluctuations. Taiwan’s inflation rate in 2020 was approximately 0.06% and Hong Kong’s was approximately 0.3%. With respect to the exchange rate, the NT dollar against the US dollar mildly fluctuated, between N$28.41 and NT$30.40 to the US dollar during 2020. The Hong Kong dollar, under its linked exchange rate system, is pegged with the US dollar at a fixed rate of HK$7.80 to the US dollar, and can trade between HK$7.75 and HK$7.85. In spite of the global outbreak in early 2020 of COVID-19, up to April 2021 the economies of both of Taiwan and Hong Kong maintained overall stability. Nonetheless, significant global fluctuations caused by a further spread of the pandemic may impact Taiwan and Hong Kong.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2018		2019		2020
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$7,101	100.0	$6,645	100.0	$6,875	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(3,585)	(50.5)	(3,064)	(46.1)	(2,956)	(43.0)
Gross profit	3,516	49.5	3,581	53.9	3,919	57.0
OPERATING EXPENSES
Product development and engineering expenses	(1,091)	(15.4)	(1,186)	(17.8)	(1,327)	(19.3)
Selling and marketing expenses	(3,297)	(46.4)	(1,995)	(30.0)	(1,618)	(23.5)
General and administrative expenses	(3,684)	(51.9)	(3,182)	(47.9)	(3,121)	(45.4)
Impairment loss on property, plant, and equipment	—	0.0	(109)	(1.7)	—	0.0
Impairment loss on intangible assets	—	0.0	(15)	(0.2)	—	0.0
Impairment loss on prepaid licensing and royalty fees	(244)	(3.4)	(85)	(1.3)	—	0.0
Other	(23)	(0.3)	(24)	(0.4)	(5)	(0.1)
Total operating expenses	(8,339)	(117.4)	(6,596)	(99.3)	(6,071)	(88.3)
Loss from operations	(4,823)	(67.9)	(3,015)	(45.4)	(2,152)	(31.3)
NON-OPERATING INCOME (EXPENSES), NET	1,630	23.0	1,356	20.4	859	12.5
LOSS BEFORE INCOME TAXES	(3,193)	(45.0)	(1,659)	(25.0)	(1,293)	(18.8)
INCOME TAX BENEFIT	—	0.0	—	0.0	—	0.0
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(3,193)	(45.0)	$(1,659)	(25.0)	$(1,293)	(18.8)

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

Year to Year Comparisons

Please refer to the Item 5 in our previously filed Annual Report on Form 20-F for the year ended December 31, 2019 for the comparisons of our results of operations in fiscal years 2019 and 2018.

In late 2017, we conducted a comprehensive strategic business review. Our review led us to conclude that:

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

Accordingly, in 2018, 2019 and 2020 we implemented a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements, and selectively introducing licensed games. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was US$1.1 million, US$1.2 million and US$1.3 million during 2018, 2019 and 2020, respectively.

In 2018, 2019 and 2020, we also invested further to enhance our customer relationship management system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2018	2019		2020
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2018	Amount in US$ thousands	% Change from 2019
Operating revenues	$7,101	$6,645	(6.4)%	$6,875	3.5%
Cost of revenues	(3,585)	(3,064)	(14.5)%	(2,956)	(3.5)%
Gross profit	$3,516	$3,581	1.8%	$3,919	9.4%
Gross margin rate	49.5%	53.9%		57.0%

Operating Revenues

Our operating revenue in 2020 increased by 3.5% from 2019. While revenues from mobile games declined to US$2.1 million in 2020 from US$3.5 million in 2019, revenues from a certain PC-based sports game increased by US$1.5 million, or 126.8%, to US$2.7 million in 2020 from US$1.2 million in 2019, mainly due to our efforts in revitalizing this 14-year-old game we have been licensed to operate in Hong Kong, where students experienced a prolonged summer vacation. Revenues from our legacy MahJong and casino games were US$1.8 million in 2020, which was similar to such amount in 2019.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly introduced licensed game.

Our gross profit was US$3.9 million in 2020 as compared to US$3.6 million in 2019. Gross profit margin was 57.0 % in 2020 as compared with 53.9% in 2019, as the increase in revenues was mainly from the aforementioned PC-based sports game which had lower paying channel costs.

Operating Expenses

	For the Year Ended December 31,
	2018	2019		2020
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2018	Amount in US$ thousands	% Change from 2019
Product development and engineering expenses	$(1,091)	$(1,186)	8.7%	$(1,327)	11.9%
Selling and marketing expenses	(3,297)	(1,995)	(39.5)%	(1,618)	(18.9)%
General and administrative expenses	(3,684)	(3,182)	(13.6)%	(3,121)	(1.9)%
Impairment loss on property, plant, and equipment	—	(109)	N/A	—	(100.0)%
Impairment loss on intangible assets	—	(15)	N/A	—	(100.0)%
Impairment loss on prepaid licensing and royalty fees	(244)	(85)	N/A	—	(100.0)%
Other	(23)	(24)	4.3%	(5)	(79.2)%
Total operating expenses	$(8,339)	$(6,596)	(20.9)%	$(6,071)	(8.0)%
Percentage of operating revenues	(117.4)%	(99.3)%		(88.3)%
Loss from operations	$(4,823)	$(3,015)	(37.5)%	$(2,152)	(28.6)%
Operating margin rate	(67.9)%	(45.4)%		(31.3)%

Operating expenses decreased by US$0.5 million, or 8.0%, to US$6.1 million in 2020, following a decrease of US$1.7 million in 2019, or 20.9%, from US$8.3 million in 2018.

Besides general expenditure control in 2019 and 2020, our lease expenses related to office premise and other leases were reduced due to the initial application of the new lease accounting standard (ASC 842) on January 1, 2019, as a result of which we recognized, through retained earnings (accumulated deficits), an impairment on the right-of-use assets of $1.1 million that occurred before the date of initial application. Accordingly, the related lease expenses in 2019 and 2020 decreased by approximately US$0.5 million for each year. Marketing expenses decreased as we reduced new launches of licensed games and enhanced marketing efficiencies and the effectiveness of our marketing endeavors with respect to existing products and services. We also applied effective key performance indicators to drive performance and reduced overall expenses.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$1.3 million in 2020, which comprised mainly personnel related expenses. This amount was similar to the amounts in 2019 and 2018.

We plan to continue our investment in developing our own offerings in 2021.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 18.9% to US$1.6 million in 2020 from US$2.0 million in 2019, which decrease was primarily due to FunTown’s efforts to enhance its marketing efficiency and effectiveness.

General and Administrative and Marketing Expenses

General and administrative expenses amounted to US$3.1 million in 2020, comparable to the amount in 2019.

Other Operating Expenses

Impairment loss on prepaid licensing and royalty fees. In 2019, we recognized impairment losses of US$85 thousand on prepaid licensing and royalty fees for certain licensed games that were concluded to be impaired after we determined the carrying amount to not be fully recoverable when considering their lower-than-expected rate of attracting new gamers and retaining existing gamers. In 2020, we did not recognize an impairment loss on prepaid licensing and royalty fees.

Impairment losses on property, plant and equipment and on intangible assets. In 2019, we recognized impairment losses of US$109 thousand and US$15 thousand, respectively, on property, plant and equipment and on intangible assets for purchased software costs, as while the recent years’ operating losses were expected to continue in the short-term, the carrying amounts of those long-lived and intangible assets would not be recoverable based on cash flow projections. In 2020, we did not recognize impairment losses on property, plant and equipment or on intangible assets.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2018	2019		2020
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2018	Amount in US$ thousands	% Change from 2019
Interest income	$1,302	$1,483	13.9%	$613	(58.7)%
Foreign exchange gain (loss), net	267	(68)	(125.5)%	199	(392.6)%
Other non-operating income (expenses), net	61	(59)	(196.7)%	47	(179.7)%
Non-operating income (expenses), net	$1,630	$1,356	(16.8)%	$859	(36.7)%

Non-operating income, net was US$0.9 million in 2020 as compared to income of US$1.4 million in 2019 and income of US$1.6 million in 2018. Non-operating income, net in 2020 primarily included (1) interest income of US$613 thousand generated from bank deposits and accrued from the convertible note of Aeolus, and (2) foreign exchange gain of US$199 thousand. Non-operating income, net in 2019 primarily included (1) interest income of US$1.5 million generated from bank deposits, (2) foreign exchange loss of US$(68) thousand, and (3) a loss of US$(95) thousand accrued in litigation (Please refer to note 17 to our audited consolidated financial statements included in this annual report for more information).

Income Tax Benefit

	For the Year Ended December 31,
	2018	2019		2020
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2018	Amount in US$ thousands	% Change from 2019
Loss before income taxes	$(3,193)	$(1,659)	(48.0)%	$(1,293)	(22.1)%
Income tax benefit	—	—	N/A	—	N/A
Net loss attributable to shareholders of GigaMedia	$(3,193)	$(1,659)	(48.0)%	$(1,293)	(22.1)%

In 2020 and 2019, neither income tax benefits nor expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2020 and 2019 were cash proceeds from the return of certain license fees as well as collection of the consideration of the sales of certain investments. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2020 and 2019, we have established strong relationships with financial institutions and have the ability to secure lines of credit to fulfill operating and strategic needs.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;
•	the rate at which we expand our operations and employee base;
•	the timing of entry into new markets and new services offered;
•	changes in revenues and cost splits with our business partners;
•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and
•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2018	2019	2020
Net cash used in operating activities	$(3,914)	$(1,567)	$(2,075)
Net cash used in investing activities	(90)	(73)	(10,041)
Net cash used in financing activities	—	—	—
Exchange difference	(347)	88	(156)
Net decrease in cash, cash equivalents and restricted cash	(4,351)	(1,552)	(12,272)
Cash, cash equivalents and restricted cash at beginning of year	64,177	59,826	58,274
Cash, cash equivalents and restricted cash at end of year	$59,826	$58,274	$46,002

OPERATING ACTIVITIES. In 2020, our net cash used in operating activities was approximately US$2.1 million. We collected US$6.5 million in cash from our customers, paid US$2.6 million for license fees, royalties and channel costs, and paid approximately US$6.3 million to employees, suppliers and vendors. In 2019, our net cash used in operating activities was approximately US$1.6 million. We collected US$6.8 million in cash from our customers, paid US$2.4 million for license fees, royalties and channel costs, and paid approximately US$6.8 million to employees, suppliers and vendors. In 2018, our net cash used in operating activities was approximately US$3.9 million. We collected US$7.2 million in cash from our customers, paid US$3.2 million for license fees, royalties and channel costs, and paid approximately US$10.0 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2020 was US$10.1 million. This primarily reflected the purchase of the convertible note of Aeolus (please refer to note 8 of our consolidated financial statements for additional information). Our net cash used in investing activities in 2019 was US$73 thousand, which was primarily used for the purchase of property, plant and equipment. Our net cash used in investing activities in 2018 was US$90 thousand, which was primarily used for the purchase of property, plant and equipment.

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2020, 2019 and 2018 was nil.

We believe that our existing cash, cash equivalents and restricted cash, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2021. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash, cash equivalents and restricted cash to fund future operations.

Capital Expenditures

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$127 thousand, US$62 thousand and US$32 thousand for 2018, 2019 and 2020, respectively. Capital expenditures during 2020 were primarily for software and computer hardware equipment for our digital entertainment business and for general corporate use. Our capital expenditure plans for 2021, which we expect to be primarily in software development and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2021 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2018, 2019 and 2020, the legal reserves of Hoshin GigaMedia were approximately US$1.5 million, US$1.5 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2018, 2019 and 2020, we incurred US$1.1 million, US$1.2 million and US$1.3 million, respectively, in research and development activities.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2018, 2019 and 2020” for a discussion of the most recent trends in our operating costs and revenues since the end of 2020. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Other than as disclosed in note 17 to our consolidated financial statements, which disclosure is incorporated into this item, we currently do not have (a) any obligation under a guarantee contract that has any of the characteristics identified by the FASB Accounting Standards Codification; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets; (c) any obligation under a derivative instrument that is both indexed to our Company’s own stock and classified in equity, or not reflected, in our Company’s statement of financial position; or (d) any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, our Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, our Company.

F.	Tabular Disclosure of Contractual Obligations
	As of December 31, 2020
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$96	$2	$1	$—	$99
License fees	—	—	—	—	—
Total contractual cash obligations	$96	$2	$1	$—	$99

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

G.	Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	66	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	69	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	59	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	73	Independent Non-Executive Director	2013(4)
TUNG, Casey K.	70	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011(5)
HUANG, Billy Bing-Yuan	63	Independent Non-Executive Director	2013(6)

(1)	Mr. James Cheng-Ming HUANG was appointed as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of our Company on May 5, 2017.
(2)	Mr. John Ping Chang HUANG was appointed as an Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
(3)	Mr. Nick Chia-En LIU was appointed as an Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of the Audit Committee on March 15, 2011.
(4)	Mr. Damian HONG was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.
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

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is also currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the Global Hospitality Group Inc., Beijing He Qiao Property Management Co., Ltd., and CTC Group INC. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

NICK CHIA-EN LIU is an independent non-executive director of our Company. He was the managing director in Taiwan for a U.S. based game development company. Mr. Liu holds an MBA degree from the Stern School of Business at NYU and a bachelor’s degree from the University of Southern California.

CHIN FOCK (DAMIAN) HONG is an independent non-executive director of our Company. He has more than 38 years of experience in taxation and tax law. Damian began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years. Damian served as an independent director of Chailease Holding Co Ltd. and Riverstone Holdings Ltd until his retirement in 2020. In the same year he had also stepped down from being a director of Binjaitree. He is a non-executive director of Prima Limited. Mr. Hong lectured on a part-time basis at the Singapore Management University. He earned a bachelor’s degree in Social Science at the University of Singapore and attended an international tax program at Harvard Law School.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.4 million. For information regarding pension and retirement benefits, see note 12 to our consolidated financial statements.

As of December 31, 2020, the total outstanding number of share options granted to our directors and officers was 24,000. As of December 31 2020, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2021, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

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

2010 Equity Incentive Plan

At the June 2010 Annual General Meeting, our shareholders approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 1,000,000 common shares (200,000 shares after the reverse share split) of our Company were reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee, as plan administrator, has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term under the 2010 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C.	Board Practices

Our board of directors currently comprises six directors, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Memorandum of Association and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal 2020, our board of directors met three times, and all board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal 2020, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Casey K. Tung, Nick Chia-En Liu and Billy Bing-Yuan Huang. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5)reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal 2020, our audit committee met five times.

Our compensation committee currently consists of Casey K. TUNG and John Ping Chang HUANG. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the Board with respect to non-employee director compensation; and (4) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal 2020, our compensation committee met two times.

D.	Employees

In the years ended December 31, 2018, 2019 and 2020, our total employees were 154, 136 and 135, respectively.

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by function:

	December 31
Function	2018	2019	2020
Development	41	48	48
Operation	65	42	43
Customer Service	19	19	19
Administrative Support	29	27	25
	154	136	135

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2018	2019	2020
Taipei City, Taiwan	131	117	117
Hong Kong	23	19	18
	154	136	135

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2021:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	1,073,566	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
Directors and executive officers as a group of 6 individuals	1,073,566	24,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2021 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
John-Lee Andre Koo(1)	2,159,999	19.54%
James Cheng-Ming Huang(2)	1,073,566	9.71%
Collin Hwang(3)	696,435	6.30%
Jonathan Honig(4)	1,094,750	9.91%

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

(2)

James Cheng-Ming Huang has beneficial ownership of 1,073,566 common shares of our Company as of March 31, 2021. James Cheng-Ming Huang’s address is 8F, No.22, Lane 407, Sec. 2 Tiding Blvd., Neihu Dist., Taipei City 114, Taiwan, Republic of China.

(3)

Based on the Schedule 13G filed with the SEC on June 19, 2017, Collin Hwang has beneficial ownership of 696,435 shares of our Company. Collin Hwang’s address is 11F, No.36-10, Sec. 1, Fu-hsing South Rd., Taipei, Taiwan

(4)	Based on the Schedule 13G/A filed with the SEC on February 9, 2021, Jonathan Honig has beneficial ownership of 1,094,750 common shares of our Company as follows:
(a)

Includes (i) 5,145 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,400 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 6,800 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(b)

Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) (ii) 200,300 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”); (iii) 17,225 shares held by Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig; (iv) 11,700 shares held by Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig; and (v) 216,098 held by Titan Multi-Strategy Fund I, Ltd (“TMSFL”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc., which is the General Partner of TMSF, and Mr. Honig is trustee of the Plans, and in such capacities has voting and dispositive power over the securities held by such entities.

(c)

Includes (i) 5,400 shares held by Elizabeth Honig, (ii) 80,000 shares held by Elizabeth Honig Lifetime Trust, (iii) 1,200 shares held by Elizabeth Honig IRA TD Ameritrade Clearing, Custodian, (iv) 13,500 shares held by Elizabeth Honig as UTMA custodian for Jett Honig (v) 13,000 shares held by Elizabeth Honig as UTMA Custodian for Skylar Honig and (vi) 12,800 shares held by Elizabeth Honig UTMA Custodian for Morgan Honig. Elizabeth Honig and Mr. Honig are married, and Mr. Honig has voting and dipositive power of the securities held by the foregoing.

The address of Jonathan Honig is 5825 Windsor Court, Boca Raton, Fl 33496.

As of March 31, 2021, we had 11,052,235 Shares outstanding, of which 6,027,485 Shares representing 54.54% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2021, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,733,737 shares.

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

For the years ended December 31, 2018, 2019 and 2020, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

On December 16, 2015, we conducted a reverse stock split of the Company’s ordinary shares at a ratio of 5 to 1 to regain compliance with Nasdaq’s $1.00 minimum bid price listing requirement. Consequently and as of March 31, 2021, an aggregate of 11,052,235 shares of our Company are issued and outstanding.

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

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus, a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, bearing an interest rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares, we would beneficially own 3,333,333 shares representing, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2020 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2020, and that we will likely be a PFIC for our current taxable year ending December 31, 2021, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

Foreign Currency Risk

Our subsidiaries conduct most of their business transactions in their own measurement currencies; therefore, the foreign currency risks derived from operations are not significant. However, we hold some assets or liabilities in foreign currencies other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign-denominated currency and the measurement currency. We have not used hedging transactions to reduce our exposure to exchange rate fluctuations; however, we may choose to do so in the future. For more information on foreign currency translations for our financial reporting purposes, see note 1(c) to our audited consolidated financial statements beginning on page F-1 in this annual report.

As of December 31, 2020, we had bank deposits of approximately US$3.8 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange loss of approximately US$13 thousand and unrealized foreign exchange gain of approximately US$212 thousand in the year ended December 31, 2020.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.7% in our total equity as of December 31, 2020.

While the current COVID-19 pandemic has resulted in extreme volatility in global financial markets, the exchange rates of NT dollar and Hong Kong dollar against U.S. dollar have been relatively stable. From January 1, 2020 to April 10, 2021, the NT dollar to U.S. dollar exchange rate fluctuated approximately 8%, and the Hong Kong dollar to U.S. dollar exchange rate fluctuated approximately 0.6%.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2020, we did not have outstanding bank loans.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table summarizes the aggregate fees billed to us by Deloitte & Touche for the fiscal years ended December 31, 2019 and 2020, respectively.

For the Years Ended December 31	2019	2020
	(in US$)	(in US$)
Audit Fees	$248,000	$248,000
Audit-Related Fees	0	0
Tax Fees	7,000	7,000
All Other Fees	0	0

A.	Audit Fees

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

Our consolidated financial statements and the reports thereon by our independent registered public accounting firms listed below are attached hereto as follows:

ITEM 19.	EXHIBITS

EXHIBIT	INDEX

1.1	Amended Memorandum and Articles of Association of our Company, incorporated by reference to Exhibit 1.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

2.1*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

4.1*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 31, 2020

8.1*	List of Subsidiaries

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

Date: April 29, 2021

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of FASB Accounting Standards Codification (“ASC”) Topic 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value — Level 3 Assets — Refer to Note 4 to the consolidated financial statements

Critical Audit Matter Description

The Company holds a debt instrument amounted to $10,000 thousand, a convertible note with an option to convert it into equity securities issued by a private company. The fair value of this investment is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the Level 3 assets as a critical audit matter because of the complex valuation methods and unobservable inputs, including the discount of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

•

We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the Level 3 assets, including controls over the Company’s valuation methods and significant unobservable inputs.

•

With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the Level 3 asset;(2)we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3)we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the Level 3 assets including but not limited to the discount of lack of marketability and volatility.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2021

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2020

(in thousands of US dollars)

	December 31
	2019	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$57,743	$45,702
Accounts receivable - net (Note 6)	368	275
Prepaid expenses	112	88
Restricted cash (Note 5)	531	300
Other current assets (Note 7)	139	160
Total Current Assets	58,893	46,525
Marketable securities - noncurrent (Note 8)	—	10,000
PROPERTY, PLANT AND EQUIPMENT, NET	—	22
INTANGIBLE ASSETS - NET	—	4
OTHER ASSETS
Refundable deposits	199	208
Prepaid licensing and royalty fees (Note 3)	44	130
Other (Note 12)	86	134
TOTAL ASSETS	$59,222	$57,023

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2019 AND 2020

(in thousands of US dollars, except share data)

	December 31
	2019	2020
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$64	$70
Accrued expenses (Note 10)	1,280	1,516
Deferred revenue (Note 11)	1,365	950
Other current liabilities (Notes 9 and 17)	875	387
Total Current Liabilities	3,584	2,923
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	94	3
Total Liabilities	3,678	2,926
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2019 and 2020	308,751	308,752
Accumulated deficit	(230,961)	(232,254)
Accumulated other comprehensive loss	(22,246)	(22,401)
Total GigaMedia Shareholders’ Equity	55,544	54,097
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,222	$57,023

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in thousands of US dollars, except for earnings per share amounts)

	2018	2019	2020
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$7,101	$6,645	$6,875
COSTS OF REVENUES
Cost of digital entertainment service revenues	(3,585)	(3,064)	(2,956)
GROSS PROFIT	3,516	3,581	3,919
OPERATING EXPENSES
Product development and engineering expenses	(1,091)	(1,186)	(1,327)
Selling and marketing expenses	(3,297)	(1,995)	(1,618)
General and administrative expenses	(3,684)	(3,182)	(3,121)
Impairment loss on property, plant and equipment (Note 4)	—	(109)	—
Impairment loss on intangible assets (Note 4)	—	(15)	—
Impairment loss on prepaid licensing and royalty fees (Notes 3 and 4)	(244)	(85)	—
Bad debt expense (Note 6)	(23)	(24)	(5)
	(8,339)	(6,596)	(6,071)
LOSS FROM OPERATIONS	(4,823)	(3,015)	(2,152)
NON-OPERATING INCOME (EXPENSES)
Interest income	1,302	1,483	613
Interest expense	—	—	—
Foreign exchange gain (loss), net	267	(68)	199
Impairment loss on investments	—	—	—
Other	61	(59)	47
	1,630	1,356	859
LOSS BEFORE INCOME TAXES	(3,193)	(1,659)	(1,293)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(3,193)	$(1,659)	$(1,293)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.29)	$(0.15)	$(0.12)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in thousands of US dollars)

	2018	2019	2020
NET LOSS	$(3,193)	$(1,659)	$(1,293)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized loss on marketable securities	—	—	(351)
Defined benefit pension plan adjustment	(17)	20	(28)
Foreign currency translation adjustment	(332)	66	224
	(349)	86	(155)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(3,542)	$(1,573)	$(1,448)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2018	11,052	$308,747	$(225,399)	$(21,983)	$61,365
Cumulative effect of initially applying new accounting standards (Note 11)	—	—	346	—	346
Stock-based compensation	—	3	—	—	3
Net loss	—	—	(3,193)	—	(3,193)
Other comprehensive loss	—	—	—	(349)	(349)
Balance as of December 31, 2018	11,052	308,750	(228,246)	(22,332)	58,172
Cumulative effect of initially applying new accounting standards (Note 1)	—	—	(1,056)	—	(1,056)
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,659)	—	(1,659)
Other comprehensive income	—	—	—	86	86
Balance as of December 31, 2019	11,052	$308,751	$(230,961)	$(22,246)	$55,544
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,293)	—	(1,293)
Other comprehensive loss	—	—	—	(155)	(155)
Balance as of December 31, 2020	11,052	$308,752	$(232,254)	$(22,401)	$54,097

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in thousands of US dollars)

	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,193)	$(1,659)	$(1,293)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	100	61	3
Amortization	36	47	5
Stock-based compensation	3	1	1
Impairment loss on property, plant and equipment	—	109	—
Impairment loss on intangible assets	—	15	—
Impairment losses on prepaid licensing and royalty fees	244	85	—
Bad debt expense	23	24	5
Impairment losses on marketable securities and investments	—	—	—
Loss of lawsuit contingent liabilities	—	96	—
Net changes in:
Accounts receivable	205	130	89
Prepaid expenses	267	10	25
Prepaid licensing and royalty fees	(220)	306	(87)
Prepaid pension assets	14	(29)	19
Other assets	35	(15)	(90)
Accounts payable	(210)	(40)	5
Accrued expenses	(1,273)	(153)	236
Other liabilities	55	(555)	(993)
Net cash used in operating activities	(3,914)	(1,567)	(2,075)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	—	—	(10,000)
Purchases of property, plant and equipment	(66)	(48)	(24)
Increase in intangible assets	(61)	(14)	(8)
Decrease (increase) in refundable deposits	11	(2)	(9)
Other	26	(9)	—
Net cash provided used in investing activities	(90)	(73)	(10,041)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(in thousands of US dollars)

	2018	2019	2020
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	—	—	—
Repayments of short-term borrowings	—	—	—
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	(347)	88	(156)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(4,351)	(1,552)	(12,272)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	64,177	59,826	58,274
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$59,826	$58,274	$46,002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refund during the year	$—	$(6)	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also, on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted marketable securities, the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

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

Estimated Service Period

The virtual goods for our games may have different service periods. We use the weighted average number of days of a player’s payment interval as the estimate for the service period of each game. We evaluate the appropriateness of such estimates quarterly to see if they are in line with our observations in the operations. We believe this provides a reasonable depiction of the transfer of services to our customers, as it is the best representation of the time period during which our customers play our games. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical ones and therefore, the estimated service period may change in the future. The estimated service periods for players of our current games are generally less than 6 months.

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2019 and 2020, cash totaling $531 thousand and $300 thousand, respectively, had been deposited in an escrow account in a bank as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk, or the backsolve method, where we derive the implied value of financial instruments for the target company from a recent transaction involving the target company’s own securities. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (Please see Note 4, “Fair Value Measurements”, for additional information.)

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

Debt securities

Debt securities for which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Debt securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income, unless an impairment is determined to be the result of credit-related factors, or our Company intends to sell the security, or it is more likely than not that we will be required to sell the security before recovery.

Losses on debt security transactions and declines in value that are determined to be the result of credit losses, if any, are reported in the consolidated statements of operations. In measuring credit losses, management adopts a current expected credit loss model, where the expected losses are measured on the basis of relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of reported amount. Unrealized gains on credit-related recoveries are reported in the consolidated statements of operations.

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management adopts a current expected credit loss model based on expected losses. The measurement of expected losses is based on relevant information about past events, including historical losses adjusted to take into account the amount of receivables in dispute, and the current receivables aging and current payment patterns, as well as reasonable and supportable forecasts that affect the collectibility of reported amounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Advertising expenses incurred in 2018, 2019 and 2020 totaled $1.2 million, $0.4 million and $0.3 million, respectively and were included in selling and marketing expenses.

Leases

General

On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases,” using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”. Please refer to Note 1(d) of our consolidated financial statements contained in our previously-filed Annual Report on Form 20-F for the year ended December 31, 2019 for information about the impact of adoption on our consolidated financial statements.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2018, 2019 and 2020, basic and diluted loss per share were $0.29, $0.15 and $0.12, respectively.

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

(d) Recently Adopted Accounting Pronouncements

Financial Instruments

On January 1, 2020, we adopted ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss, and which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The adoption of the amendments did not have any material impact on our Company’s consolidated financial position, results of operations, cash flow and consolidated financial statement disclosures.

Fair Value Measurement

On January 1, 2020, we adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which is an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure. The amendments removed (1) the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels of the fair value hierarchy, and (3) the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments were applied retrospectively to all periods presented upon the effective date. In measuring of the fair value of our Level 3 financial assets, we have applied the requirements in this amendment.  Please see Note 4, “Fair Value Measurements”, for additional information.

Intangibles—Goodwill and Other

On January 1, 2020, our Company adopted ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which is an accounting update to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendment also requires the entity to present capitalized implementation costs and the related amortization in the same line item in the balance sheet, income statement and statement of cash flows as the presentation of the hosting (service) element of the arrangement. The amendment was applied prospectively to all implementation costs incurred after the date of adoption. The adoption of this amendment did not have any material impact on our consolidated financial position, results of operations, cash flows and consolidated financial statement disclosures.

On January 1, 2020, our Company adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is an accounting update to simplify the accounting treatment for the impairment of goodwill. The amendment eliminates Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, under this amendment, the entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value and the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The adoption of this amendment did not have any material impact on our Company’s consolidated financial position, results of operations, cash flows and consolidated financial statement disclosures.

Retirement Plan

On January 1, 2020, our Company adopted ASU No. 2018-14, Compensation—Retirement Benefits — Defined Benefit Plans — General (Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans, which is an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the disclosure requirements of (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period, have been added. The amendment also clarified the disclosure requirements with respect to the projected benefit obligation and the accumulated benefit obligation. The amendments were applied on a retrospective basis to all periods presented. The adoption of this amendment did not have any material impact on our Company’s consolidated financial statement disclosures.

(e) Recent Accounting Pronouncements Not Yet Adopted

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740), which is an amendment that (i) eliminated certain exceptions for recognizing deferred taxes liability associated with ownership changes in foreign equity method investments, performing intraperiod allocation, and calculating income taxes in interim periods for year-to-date losses that exceed anticipated losses, (ii) simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that results in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and (iii) enacted changes in tax laws in interim periods. This amendment is effective for our Company’s fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s consolidated financial position, results of operations, cash flow and consolidated financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2018	2019	2020
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 229 thousand shares at the range of $2.90 to $12.35 as of December 31, 2018, 225 thousand shares at $2.90 to $12.35 as of December 31, 2019, and 49 thousand shares at $2.90 to $7.15 as of December 31, 2020. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2020, 2019, and 2018.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2018	2019	2020
Balance at beginning of year	$459	$435	$44
Addition	968	205	340
Amortization and usage	(747)	(511)	(254)
Exchange difference	(1)	—	—
Impairment charges (Note 4)	(244)	(85)	—
Balance at end of year	$435	$44	$130

At the end of 2018, 2019 and 2020, we recognized impairment losses of $244 thousand, $85 thousand and $0, respectively, for the prepaid licensing and royalty fees related to certain licensed games that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows.

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2019 and 2020.

(in US$ thousands)	2019		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$57,743	$57,743	$45,702	$45,702
Accounts receivable	368	368	275	275
Restricted cash	531	531	300	300
Refundable deposits	199	199	208	208
Marketable securities - noncurrent	—	—	10,000	10,000
Financial liabilities
Accounts payable	64	64	70	70
Accrued expenses	1,280	1,280	1,516	1,516
Lease liabilities - current and noncurrent	592	592	98	98

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2019 and 2020 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.
•	Marketable securities – noncurrent: Valuation techniques are applied for measurement of marketable securities.
•	Lease liabilities: Measured at discounted amounts of lease payments.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2020
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	300	—	300
Marketable securities - noncurrent
Debt securities	—	—	10,000	10,000
	$—	$306	$10,000	$10,306

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2019
Assets
Cash equivalents - time deposits	$—	$7	$—	$7
Restricted cash - time deposits	—	531	—	531
	$—	$538	$—	$538

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2019 and 2020.

Level 2 measurements:

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

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2019. For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2020, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities
2020
Balance at beginning of year	$—
Purchase	10,000
Total gains or (losses) (realized/unrealized)
included in earnings	—
included in other comprehensive income - unrealized gain (loss) on security	(351)
included in other comprehensive income - foreign currency items	351
Balance at end of year	$10,000
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2020 are shown below:

Non-listed equity investments -Level 3 financial assets
Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate	Sensitivity of the Input to Fair Value
December 31, 2020	The backsolve method to establish the equity value, and then the option pricing method to allocate the portion of the security value	Discount for lack of marketability (“DLOM”)	From 13.50% to 26.00% for different scenarios	1% increase or decrease in DLOM would result in a variation in the fair value by approximately $120 thousand.
		Volatility	41.0%	1% increase or decrease in volatility would result in a variation in the fair value by less than $30 thousand.

For the convertible promissory note of the early stage enterprise, the backsolve method was employed for inferring the equity value implied by a recent financing transaction involves selecting the future outcomes available to the enterprise and then calibrating the future exit values, the probabilities for each scenario and the discount rates for the various equity securities framework and making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity, such that value for the most recent financing equals the amount paid. Market and the issuer’s company operating conditions are then considered between the initial transaction date and subsequent measurement dates.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include property, plant, and equipment, intangible assets, operating lease ROU assets, and prepaid licensing and royalty fees.

We recognized the cumulative effects of impairment on the operating lease ROU assets when initially applying the new leases accounting standard at January 1, 2019, as such impairments occurred before the date of initial application. Please see Note 1, “Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies”, for additional information. Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2019 and 2020 are summarized as below:

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2020	Total Impairment Losses
(a) Prepaid licensing and royalty fees	$—	$—	$—	$—	$—
(b) Property, plant and equipment	—	—	—	—	—
(c) Intangible assets	—	—	—	—	—
Total	$—	$—	$—	$—	$—

(in US$ thousands)	Fair Value measurement Using
Assets	Level 1	Level 2	Level 3	At December 31, 2019	Total Impairment Losses
(a) Prepaid licensing and royalty fees	$—	$—	$—	$—	$85
(b) Property, plant and equipment	—	—	—	—	109
(c) Intangible assets	—	—	—	—	15
Total	$—	$—	$—	$—	$209
(a)

Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2019, certain prepaid licensing and royalty fees were written down to zero, resulting in an impairment charge of $85 thousand. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our digital entertainment business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee and related royalties are re-valued when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

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

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2019 and 2020.

	December 31
(in US$ thousands)	2019	2020
Cash and savings accounts	$57,736	$45,696
Time deposits	7	6
Cash and cash equivalents reported on the consolidated balance sheets	57,743	45,702
Cash restricted as performance bond	531	300
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$58,274	$46,002

As of December 31, 2019 and 2020, cash amounting to $531 thousand and $300 thousand, respectively, has been deposited in an escrow account in a bank as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2019	2020
Taiwan	$52,261	$42,040
Hong Kong	5,997	3,946
China	16	16
	$58,274	$46,002

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2019	2020
Accounts receivable	$371	$276
Less: Allowance for doubtful accounts	(3)	(1)
	$368	$275

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2018, 2019 and 2020:

(in US$ thousands)	2018	2019	2020
Balance at beginning of year	$12	$5	$3
Additions: Bad debt expense	23	24	5
Less: Write-off	(29)	(26)	(7)
Translation adjustment	(1)	—	—
Balance at end of year	$5	$3	$1

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2019	2020
Loans receivable - current	$30	$32
Less: Allowance for loans receivable - current	(30)	(32)
Other receivable	—	3
Other	139	157
	$139	$160

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2018, 2019 and 2020:

(in US$ thousands)	2018	2019	2020
Balance at beginning of year	$30	$29	$30
Reversal for collection of bad debt	—	—	—
Translation adjustment	(1)	1	2
Balance at end of year	$29	$30	$32

NOTE 8. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2019	2020
Debt securities, classified as available-for-sale	$—	$10,000

Our Company’s marketable securities - noncurrent are invested in convertible promissory notes and are classified as available-for-sale. (Please see Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.)

The promissory notes are convertible into common shares at a price of US$3.00 per share, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible promissory notes are redeemable based upon certain agreed-upon conditions.

We have also considered and determined whether our investments in the convertible notes are in-substance common shares which should be accounted for under the equity method. Given that our convertible notes have substantive redemption rights and thus, do not meet the criteria of in-substance common shares, and even if fully converted into common shares, will not enable us to exercise significant influence over the investee’s operating and financial decisions, we have accounted for them as debt securities in accordance with the guidance issued by FASB Accounting Standards Codification.

We assessed the estimated fair values and potential impairment of these investments as of December 31, 2020. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

a. Right-of-use assets

	2019
(in US$ thousands)	Cost	Accumulated depreciation	Net
Recognition of right-of-use assets upon adoption of ASC 842 at beginning of year (Note 1)	$1,056	$—	$1,056
Recognition of impairment upon adoption of ASC 842 at beginning of year (Note 1)	(1,056)	—	(1,056)
Balance at end of year	$—	$—	$—

b. Lease liabilities

	December 31
(in US$ thousands)	2019	2020
Carrying amount:
Current portion (classified under other current liabilities)	$498	$95
Noncurrent portion	94	3
	$592	$98

Discount rates for the existing lease liabilities ranged from 1.7% to 2.8%.

c. Material terms of right-of-use assets

We lease office premises, office equipment and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

d. Supplemental information

Supplemental disclosures of cash flow information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2019	2020
Cash paid for operating leases	$510	$533
Right-of-use assets obtained in exchange for operating lease liabilities	1,056	—

Operating lease expenses were $15 thousand and $6 thousand during the years ended December 31, 2019 and 2020, respectively.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2020:

(in US$ thousands)	Operating Leases
Year
2021	$96
2022	1
2023	1
2024	1
2025	—
Total minimum lease payments	99
Less: amount of lease payments representing interest	(1)
Present value of future minimum lease payments	98
Less: current obligation under leases	(95)
Non-current lease obligations	$3

We have elected the transition option under ASU 2016-02 and continued to apply the prior accounting standard for leases, including the disclosure requirements, in the comparative periods. Future minimum lease payments due under those lease agreements as of December 31, 2018, were as follows:

(in US$ thousands)	December 31, 2018
Not later than 1 year	$450
Later than 1 year and not later than 5 years	504
Later than 5 years	—
Balance at end of year	$954

Rent expense for the year ended December 31, 2018 was $493 thousand, recognized on a straight-line basis for the Company’s office and car leases which were accounted for as operating leases.

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2019	2020
Accrued professional fees	$401	$457
Accrued compensation	200	474
Accrued royalties	152	164
Accrued advertising expenses	76	25
Accrued director compensation and liability insurance	70	102
Other	381	294
	$1,280	$1,516

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2019	2020
Unused virtual points	$999	$724
Unamortized virtual items	366	226
	$1,365	$950

The breakage amounts recognized as revenue during the years ended December 2019 and 2020 were $63 and $51 thousand, respectively. The cumulative amount of breakage for the years during and prior to 2017 was $346 thousand, recorded to our accumulated deficits at January 1, 2018, as a cumulative effect of initially applying the new revenue accounting standard.

NOTE 12. PENSION BENEFITS

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

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2019 and 2020, the accumulated benefit obligation amounted to $238 thousand and $287 thousand, respectively, and the funded status of prepaid pension assets amounted to $85 thousand and $67 thousand, respectively. The fair value of plan assets amounted to $411 thousand and $452 thousand as of December 31, 2019 and 2020, respectively. The accumulated other comprehensive loss amounted to ($66) thousand and ($94) thousand as of December 31, 2019 and 2020, respectively. The net periodic benefit cost for 2018, 2019 and 2020 amounted to $1 thousand, $2 thousand and $1 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2019 and 2020:

	December 31
(in US$ thousands)	2019	2020
Benefit Obligation	$326	$385
Fair value of plan assets	411	452
	$(85)	$(67)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(85)	$(67)
Accumulated other comprehensive income	—	—
Net amount recognized	$(85)	$(67)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(66)	$(94)

For the years ended December 31, 2018, 2019 and 2020, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2018	2019	2020
Service cost	$—	$—	$—
Interest cost	5	4	4
Expected return on plan assets	(6)	(5)	(5)
Amortization of net loss	2	3	2
Curtailment gain	—	—	—
	$1	$2	$1

Weighted average assumptions used to determine benefit obligations for 2019 and 2020 were as follows:

	December 31
	2019	2020
Discount rate	1.125%	0.750%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2019	2020
Discount rate	1.375%	1.125%
Rate of return on plan assets	1.375%	1.125%
Rate of compensation increase	2.00%	2.00%

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

We expect to make a contribution of $0 thousand to the Fund in 2021. We expect to make future benefit payments of $1 thousand to employees from 2021 to 2025 and $23 thousand from 2026 to 2030.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $316), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2018, 2019 and 2020 were $210 thousand, $187 thousand, and $187 thousand, respectively, which are included in operating expenses.

NOTE 13. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2018	$(21,914)	$—	$(69)	$(21,983)
Net current period change	(332)	—	(17)	(349)
Balance at December 31, 2018	(22,246)	—	(86)	(22,332)
Net current period change	66	—	20	86
Balance at December 31, 2019	(22,180)	—	(66)	(22,246)
Net current period change	224	(351)	(28)	(155)
Balance at December 31, 2020	$(21,956)	$(351)	$(94)	$(22,401)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2018, 2019 and 2020.

NOTE 15. SHARE-BASED COMPENSATION

During 2018, 2019 and 2020, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were $3 thousand, $1 thousand and $1 thousand, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2019 and 2020. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2018, 2019 and 2020, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2019 and 2020.

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

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2020, no shares have been subscribed by qualified employees under the 2008 ESPP.

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

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2020, no shares were issued to employees under the 2009 ESPP.

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

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2020, no shares were issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2020.

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

(b) Options

In 2018, 2019 and 2020, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2018, 2019 and 2020.

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2018		2019		2020
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$14.78	308	$10.88	229	$11.00	225
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	26.08	(79)	3.85	(4)	12.35	(176)
Balance at December 31	$10.88	229	$11.00	225	$6.16	49	2.58	$1
Exercisable at December 31	$10.97	227	$11.05	224	$6.16	49	2.58	$1
Vested and expected to vest at December 31	$10.88	229	$11.00	225	$6.16	49	2.58	$1

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2020 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2020. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2020, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2020:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	8	3.68 years	Under $5	8
$5~$50	41	2.36 years	$5~$50	41
$50~$100	—		$50~$100	—
	49			49

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2018, 2019 and 2020.

As of December 31 2019 and 2020, there was no unrecognized compensation cost related to non-vested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2018, 2019 and 2020.

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2018	2019	2020
Taiwan operations	$(3,146)	$(2,191)	$(1,129)
Non-Taiwan operations	(47)	532	(164)
	$(3,193)	$(1,659)	$(1,293)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2018	2019	2020
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2018	2019	2020
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	3.43%	10.14%	(0.47)%
Expiration of net operating loss carryforwards	—	—	(31.92)%
Tax-exempt income	—	—	—
Non-deductible items - bad debts	(0.22)%	—	—
Other non-deductible expenses	(3.50)%	(7.01)%	(3.99)%
Changes in unrecognized tax benefits	17.17%	—	—
Cumulative effect of initially applying new accounting standards	—	13.13%	—
Change in deferred tax assets and valuation allowance	(42.02)%	(43.38)%	10.52%
Change in tax rate	0.15%	—	—
Other	0.99%	3.12%	1.86%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2019	2020
Net operating loss carryforwards	$12,005	$12,519
Share-based compensation	299	315
Investments	134	141
Lease right-of-use assets	122	19
Intangible assets and goodwill	64	2
Other	108	50
	12,732	13,046
Less: valuation allowance	(12,732)	(13,046)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2018, 2019 and 2020 are as follows:

(in US$ thousands)	2018	2019	2020
Balance at beginning of year	$9,928	$11,765	$12,732
Subsequent reversal and utilization of valuation allowance	—	(17)	(87)
Changes to valuation allowance	2,107	723	1,585
Expirations	—	—	(1,720)
Exchange differences	(270)	261	536
Balance at end of year	$11,765	$12,732	$13,046

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2020, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,760	indefinite
Taiwan	41,329	2021~2030
	$57,089

Pursuant to the amendment of the ROC Income Tax Act in February 2018, starting from 2018, the corporate income tax rate was adjusted from 17% to 20%. In addition, the tax rate applicable to the undistributed portion of earnings to be made in 2018 and thereafter was reduced from 10% to 5%.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2018, 2019 and 2020 are as follows:

(in US$ thousands)	2018	2019	2020
Balance at beginning of year	$1,110	$—	$—
Increase related to prior year tax positions	—	—	—
Decrease related to prior year tax positions	—	—	—
Settlement of intercompany charge adjustments	(1,095)	—	—
Expiration of statute of limitations	—	—	—
Exchange differences	(15)	—	—
Balance at end of year	$—	$—	$—

As of December 31, 2018, 2019 and 2020, there were no unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2018, 2019 and 2020, $0, $0 and $0 of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2018, 2019 and 2020.

Our major tax paying components are all located in Taiwan. As of December 31, 2020, the income tax filings in Taiwan have been examined for the years through 2018.

In 2018, our unrecognized tax benefits were related to intercompany charges in 2014 and 2015. The income tax authority had made decisions on the intercompany charges for our tax filings through 2014. We filed appeals against the unfavorable parts of the decision regarding these intercompany charge adjustments, and subsequently reached agreement and settlement in 2018 with the tax authority regarding the tax filings for those years. The settlement did not have significant impact to our financial statements.

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

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises, office equipment and automobile for operation use under lease agreements that expire at various dates through 2024. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2020:

(in US$ thousands)	Amount
2021	$96
2022	1
2023	1
2024	1
2025 and after	—
$99

Please refer to Note 8 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2020.

For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2018 to January 2020. In January 2020, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2020 and expires on January 26, 2022, and the incentive fee is $30 thousand for every $500 thousand additional revenues generated during the extension term.

(c) Investment Agreements

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, bearing an interest rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares, we would beneficially own 3,333,333 shares representing, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during the past year. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. On March 19, 2020, the Taiwan High Court has forwarded the dossier and other relevant documents to the Taiwan Supreme Court. As of the issue date of these consolidated financial statements, the Taiwan Supreme Court has yet to issue its ruling. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding GigaMedia Cloud’s net worth, amounting to approximately $100 thousand before such accrual, as of December 31, 2020, and accordingly, it will not have a material adverse impact on our financial condition, results of operations or cash flows.

NOTE 18. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

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

Major Product Lines

Revenues from our Company’s major product lines are summarized as follow:

(in US$ thousands)	2018	2019	2020
MahJong and casino casual games	$1,816	$1,778	$1,833
PC-based massive multiplayer online games	1,272	1,204	2,730
Mobile role playing games	3,998	3,538	2,270
Other games and game related revenues	15	125	42
	$7,101	$6,645	$6,875

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2018	2019	2020
Taiwan	$2,958	$3,074	$3,743
Hong Kong	4,143	3,571	3,132
	$7,101	$6,645	$6,875

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31
Geographic region / country	2018	2019	2020
Taiwan	$94	$—	$22
Hong Kong	27	—	—
	$121	$—	$22

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2020, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.