Form 20-F
period 2021-12-31
GIGAMEDIA Ltd
filed 2022-04-28
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

8 TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI 114-740, taiwan, R.O.C.

(Address of principal executive offices)

CHENG-MING HUANG, Chief Executive Officer

8 TH FLOOR, NO. 22, LANE 407, SECTION 2 TIDING BOULEVARD, TAIPEI 114-740, Taiwan, R.O.C.

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

Auditor Firm Id:	1060	Auditor Name:	Deloitte & Touche	Auditor Location:	Taipei, Taiwan

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
(v)	“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a wholly owned subsidiary incorporated under the laws of Taiwan, Republic of China (“Taiwan” or “R.O.C.”); and
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

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. While our Company’s consolidated financial statements are presented in U.S. dollars, a large portion of our operations are conducted through subsidiaries located in Taiwan, and therefore adopt NT dollars as their functional currency. Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 29.98, 28.48 and 27.68 to one U.S. dollar as of December 31, 2019, 2020 and 2021, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

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

•	our ability to maintain and strengthen our position as one of the largest online MahJong operators in Taiwan;
•	changes in the competitive environment in which we operate, including the potential entry of new competitors in any of our business lines;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	our corporate classification by various governmental entities;
•	direct and indirect impact from disease outbreaks and similar public health threats, including the current coronavirus disease 2019 (COVID-19) global pandemic;
•	fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks;
•	the political stability of our local region; and
•	general local and global economic conditions and the impact of geopolitical tensions on such conditions.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

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

In order for our digital entertainment service business strategy to succeed over time, we will need to license, acquire or develop new digital entertainment products that can generate additional revenue and further diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property rights required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for new launches.

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

We expect more digital entertainment service providers to enter the markets where we operate, and a wider range of digital entertainment products to be introduced to these markets, given the relatively low entry barriers to the digital entertainment industry and the increasing popularity of Internet-based businesses. Our competitors vary in size and include private and public companies, many of which have greater financial, marketing and technical resources as well as name brand recognition than us. We intend to continue to enhance our market position through providing competitive products and quality services that meet market trends and users’ preferences, as well as strengthening sales effectiveness. As a result of the above, significant competition may reduce the number of our users or the growth rate of our user base, reduce the average hours spent on our services, or cause us to reduce usage fees. All of these competitive factors could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations are subject to significant fluctuations. We have incurred operating and net losses in past years, and we may experience losses in the future.

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2019, 2020 and 2021, we incurred consolidated operating losses of US$3.0 million, US$2.2 million and US$4.0 million as well as net losses of US$1.7 million, US$1.3 million and US$3.4 million, respectively. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business. The key factors affecting our businesses include:

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

Risks Related to Our Reliance on Third Parties

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

Risks Related to Intellectual Property

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

While we are focused on strengthening our ability to develop our own casual games, we have historically and may in the future source casual games, advanced casual games, massive multiplayer online (“MMOs”) games and other forms of digital entertainment services through licensing from developers in various regions where digital entertainment development is relatively established. As of the date of this annual report, we have several licensed MMOs in our portfolio, including the online games we currently offer and other products in the pipeline. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. The licensors’ ability and willingness to continually provide us sufficient support is very critical. Therefore, apart from the ability of our licensors’ continual development of the licensed games, we also need to maintain stable and satisfactory working relationships with our licensors in order to ensure the steady operation of our licensed games and our continued access to upgrades and new content of the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our access to license new products developed by the same or other licensors. If our licensors fall short of providing us sufficient and continual support for the operation of licensed games, or if we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

Risks Related to Cybersecurity and Technology Infrastructure

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

A fundamental requirement for operating our Internet-based, international communications service and electronic billing of our customers is the secure transmission of confidential information and media (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches and are not aware of any breaches of security on our websites having occurred, failure to mitigate such fraud or breaches may expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract and retain customers, consequently adversely affect our operating results. The laws relating to the liability of providers of online payment services are currently unsettled and certain jurisdictions may enact their own rules with which we may not comply. We rely on third-party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our risk of liability will increase if a larger portion of our transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

We may experience losses due to subscriber fraud and theft of service.

Subscribers may in the future obtain access to our service without paying for service by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, no material losses from unauthorized credit card transactions and theft of service have occurred. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

Risks Related to Legal and Regulatory Compliance

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

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”), in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations for a lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment entered by the District Court be reversed and amended. The civil court of the second instance, the Taiwan High Court, ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud filed another appeal with the Taiwan Supreme Court on February 4, 2020. The Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under such a sentence ruled by the Taiwan Supreme Court on May 17, 2021, apart from setting aside the previous judgments of the High Court against GigaMedia Cloud, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. As of the filing date of this annual report, the Taiwan High Court has yet to issue its ruling. Please refer to Note 17 to our consolidated financial statements for more information.

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

Risks Related to Geopolitical and Macroeconomic Factors

An outbreak of disease or similar public health threat, such as a novel strain of coronavirus, could have a material adverse impact on our business, operating results and financial condition.

We are vulnerable to the general economic effects of disease outbreaks and similar public health threats. In March 2020, the World Health Organization declared the outbreak of COVID-19, a novel strain of coronavirus, to be a pandemic.  The COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business and facilities globally, and impacted global economic activity. A public health pandemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We have offices in Taiwan and Hong Kong, which have, as of the date of this Annual Report, not been as severely affected as compared to other regions in the world. Nonetheless, we have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. In addition, we also encourage our employees to vaccinate. Our employees continue to be able to work from home - or on a reduced in-office schedule - to promote their health and wellbeing. We have also established a contingency plan to ensure our business continuity against the COVID-19 pandemic and future disease outbreaks.

As a result of stay-at-home requirements imposed in connection with the COVID-19 pandemic, some people, especially students (one of our target markets), have utilized online entertainment at a higher rate. However, other groups have been reluctant to spend on entertainment in light of the prolonged economic uncertainty resulting from the pandemic. In addition, our Japanese and Korean licensors have experienced considerable impacts from the COVID-19 pandemic, which has resulted in delays in providing support, upgrades and new content, which has had a negative impact on the ability to sustain interest in the licensed games.

If the pandemic situation escalates, including as a result of resurgence events or the emergence of additional variant strains of the disease, and warrants a prolonged and intensified shutdown in Taiwan or Hong Kong, our daily operations may be further hindered, and our offline marketing activities could be indefinitely postponed, which would impact our sales and operating results. Further, if such developments have an increased or sustained adverse impact on the ability of our licensors to provide quality content updates and support in a timely manner, our sales and operating results could be adversely impacted.

The extent to which COVID-19 or any future epidemic or pandemic will impact our business and results, including the ability of our customers to spend on online entertainment, is dependent on future developments, which are uncertain and unpredictable, including the severity of such outbreaks and the actions taken to contain it or treat its impact.  The resumption of normal business operations after interruptions caused by the COVID-19 pandemic may be delayed or constrained by lingering effects of the COVID-19 pandemic on us or our suppliers and third-party service providers. Even after the COVID-19 pandemic has subsided, we may experience material and adverse impacts as a result of the global economic impact of the COVID-19 pandemic.

The impact of COVID-19 may also exacerbate other risks discussed in this annual report, an of which could have a material effect on us.  This situation is continuing to evolve and impacts may arise that we are not currently aware of.

Our results of operations and financial condition may be affected by political instability as well as the occurrence of natural disasters and epidemics.

We operate our digital entertainment business in Taiwan, Hong Kong and Macau. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Taiwan, can result in disruption to our business. For example, the 2019 civil unrest in Hong Kong caused a few days of disruption to our Hong Kong operations. Our business also could be adversely affected by the effects of influenza A virus subtypes, such as H1N1 and H5N1, SARS, COVID-19 or other regional or global epidemics or pandemics. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees, or reduced productivity in an emergency remote working plan due to part or all of our personnel being under voluntary or compulsory home quarantine requirements. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our services.

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC.

Our principal executive offices and a significant portion of our assets are located in Taiwan and a major portion of our revenues of digital entertainment service business are derived from our operations in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Concerns regarding relations between Taiwan and the PRC and the United States and the PRC and other factors affecting the political or economic conditions of Taiwan could adversely affect our business and results of operations, including as a result of foreign investors withdrawing regional investments, limitations to our ability to access the capital markets, and other regional or global economic effects.

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

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, particularly as a result of the ramifications of the COVID-19 global pandemic and government measures undertaken in response to the pandemic. It is unclear how long such instability and volatility will continue, and how much adverse impact such instability and volatility or any such downturn might have on the economies of Greater China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in Greater China or in overseas markets could cause our game players to reduce their spending on our games and reduce our revenues. While Taiwan and Hong Kong have not been impacted as severely by the COVID-19 as compared to other regions, consumer confidence in both regions had dipped to its lowest levels in recent years before recovering, and unemployment rates have increased, each of which tend to decrease ability and willingness to spend on entertainment. A deterioration of the local COVID-19 situation, including as a result of any resurgence events or the emergence of new disease variants, and any resulting government measures, such as intensified stay-at-home order or even full shutdown in Taiwan or Hong Kong, could further decrease such spending.

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

Our Shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market has several quantitative and qualitative requirements companies must comply with to maintain listing, including a US$1.00 minimum bid price per share. If a company trades for 30 consecutive business days below the US$1.00 minimum bid price requirement, Nasdaq will commence delisting proceedings if compliance is not regained within a 180-day compliance period.

In the past we have failed to satisfy the US$1.00 minimum bid price requirement at times. Although we were able to regain compliance with this requirement, there can be no assurance that we will maintain compliance and continue to meet all of the requirements for continued Nasdaq listing. If we fail to comply again in the future, our Shares could still be delisted from Nasdaq, which could have a material adverse effect on our stock prices and our standing with current and future investors.

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices.

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2021, the closing prices of our Shares on the Nasdaq Stock Market ranged from US$2.15 to US$4.86 per share, and the closing price on April 12, 2022 was US$1.70. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

A substantial percentage of our outstanding Shares are beneficially owned by Mr. John-Lee Andre Koo, who accordingly has considerable influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and his interests may differ from yours.

As of March 31, 2022, Mr. John-Lee Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has considerable influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

Our Company is incorporated under the laws of the Republic of Singapore. Our corporate affairs are governed by our memorandum and articles of association and by the applicable laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States and, therefore, our shareholders may have more difficulty protecting their interests in connection with actions against us or our affiliates, including our management or members of our board of directors, than they would as shareholders of a corporation incorporated in the United States.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2021, the first quarter of 2022 and in prior periods, we believe that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which presently comprise our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year ending December 31, 2022, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

Our business was founded as Hoshin GigaMedia in Taiwan in October 1998. For the purpose of a public equity offering, GigaMedia Limited was incorporated in Singapore in September 1999 as a company limited by shares. We acquired a 99.99% equity interest in Hoshin GigaMedia in November 1999 and the remaining 0.01% in October 2002. In more recent years, we have established additional subsidiaries inside and outside Taiwan to conduct parts of our operations. Please see Item 4.C, “Organizational Structure” for our organizational chart.

In February 2000, we completed the initial public offering of our Shares. Our Shares are traded on the Nasdaq Capital Market of the Nasdaq Stock Market under the symbol GIGM.

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

While the current COVID-19 pandemic has required people to stay home more, which has caused some people , especially students (one of our target markets), to seek online entertainment at a higher rate, other groups have been reluctant to spend on entertainment in light of the prolonged economic uncertainty resulting from the pandemic. In addition, our Japanese and Korean licensors have been considerably impacted by the COVID-19 pandemic, and delays in providing support, upgrades and new contents has had a negative impact on the ability to sustain interest in the licensed games.

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

Our revenues generated from MahJong and other casual games were approximately US$1.5 million in 2021, slightly decreased from US$1.8 million both in 2020 and 2019.

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

Our revenues generated from Tales Runner were approximately US$2.4 million in 2021, slightly decreased from approximately US$2.7 million in 2020 and significantly increased from US$1.2 million in 2019. The increase was mainly due to our efforts in revitalizing and boosting this 15-year-old game in light of Hong Kong students’ prolonged periods under stay-home requirement arising from the COVID-19 pandemic and the effect remaining at approximately the same level through 2021.

Traditionally, for our PC-based MMO games, players download and install client software from our websites. Our MMO games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

From 2015 to 2021, we launched eleven mobile role-playing online games, or RPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2021, the accumulated sales revenues of Yume100 since its launch were approximately US$11.9 million. Leveraging the operating experience of Yume100, in mid-December 2017, we launched Akaseka, a similarly female-oriented game. Furthermore, we launched Shinobi Master New Link, a male-oriented game, in April 2019.

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

Game Sources

In-house development of Casual Games

We develop the casual games offered on our FunTown game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration onto our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games development capabilities. We made a direct investment of more than $1.4 million during 2021 in developing our own offerings.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2021, we had an aggregate of approximately 9.3 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2021, we recorded approximately 37,000 active paying users.

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

Rating of Internet Content

The Regulations for the Rating of Internet Content was abolished by the National Communications Commission (the “NCC”) in 2012. At present, the rating of internet content is governed by Article 46 of the Protection of Children and Youths Welfare and Rights Act, which requires that all internet platform providers adopt their own rules implementing “clear and practicable” protection measures in accordance with the internet content supervisory institutions engaged by the NCC and other relevant authorities to prevent youth and children from having access to harmful internet content. An internet platform provider is required to restrict children and youths from having access to internet content upon the relevant authority’s notification that such internet content may be harmful or that such internet platform provider failed to implement “clear and practicable” protection measures.

Computer Software Ratings

The Ministry of Economic Affairs announced in July 2006 the Game Software Rating Management Regulations pursuant to the Protection of Children and Youths Welfare and Rights Act, which took effect in January 2007. These regulations were amended on May 29, 2012 and renamed the Game Software Rating Management Regulations, and were last amended on May 23, 2019. The definition of “game software” and the rating system have been significantly modified in the 2012 amendment. Game software means software that integrates digitalized text, sound, visual effects, music, pictures, images or animation, which allows users to achieve certain goals of the game by operation of electronic equipment such as computer, hand-held or wearable reality devices, but excluding software installed upon the “electronic game arcade” as defined in the Electronic Game Arcade Business Regulation Act. Manufacturers, distributors, agents, sellers, rental service operators, disseminators, exhibitors and download providers are responsible for the administration of ratings. There are five ratings: (i) Restricted (allowed for ages 18 and above); (ii) Parental Guidance 15 (allowed for ages 15 and above); (iii) Parental Guidance 12 (allowed for ages 12 and above); (iv) Parent Protection (allowed for ages 6 and above); and (v) General Audience (suitable for all ages). According to the 2012 amendment, game software that uses virtual currency to play simulated MahJong, poker, dice, steel ball, horse racing, roulette, slot machine and other games of similar nature, and the outcome of the games may result in increase or decrease of the virtual currency, must be rated as Parental Protection. If the contents of such game software meet the requirements under the rating criteria for Restricted, Parental Guidance 15 or Parental Guidance 12, such games must be rated accordingly. Furthermore, according to the 2018 amendment, games adopting chess or puzzle as the main content must be provided with warning statements showing that it may not be used for gambling or the engagement of any violation of laws and regulations or other similar conducts. In addition, according to the 2019 amendment, “card and intelligence-beneficial entertainment games” differ from the “chess games.” However, games shall be rated “PG 15” (age of 15 or above), if virtual game tokens are used and increase or decrease when performing the games. If that is not the situation, the games shall be rated “PG 12” (age of 12 or above). The rating must be indicated on the product package or next to the user’s guide, downloaded page, homepage or link for the game. If the purchase of game points (cards), virtual game currencies or virtual treasures are used as payment methods, the content and amount of payment, content or services that require additional payment, or other similar warnings shall be also provided.

Online Game Regulations and Standard Contract Template

The Ministry of Economic Affairs and the Consumer Protection Commission, pursuant to the Consumer Protection Act, announced the Regulations Mandatory and Prohibitory Provisions of Standard Contracts to Be Used for the Online Game Services, and also published a standard contract template that sets out permitted terms and limitations with respect to online game services offered in Taiwan. The regulations and the standard contract template were last amended in October 2018. Generally, consumers should be given at least three days to review such contract. Amendments or changes to fees payable for services offered must be publicly announced at least thirty days prior to such amendment and notification of such amendment was provided to consumers. For lucky draw events in which consumers pay for tickets, the online game operator is required to guarantee that the activities and awards are fully disclosed. When a consumer’s ID and/or password has been compromised, the online game operator must provide assistance and information to him or her. Consumer game records must be maintained by each online game operator for a minimum period of thirty days and shall be open to inspection by such consumers. Suspension periods for consumers who have breached the terms of their online game contracts may not exceed seven days. The termination date of online game operation must be publicly announced at least thirty days prior to such date, and notification must be provided to consumers. The online game operator cannot limit the use period of purchasing the game points in the online game contract. Furthermore, the online game operator cannot specify in the online game contract that it has the right to interpret the contract terms and conditions. Under the Consumer Protection Act, an online game operator using the online game contract that violates the above mandatory or prohibitory provisions and fails to take corrective actions ordered within the time limit prescribed by the competent authorities shall be punished by an administrative fine of NT$30,000 to NT$300,000, unless the law provides otherwise. Moreover, if an online game operator fails to take corrective actions within the time limit prescribed by the competent authorities, it shall be punished for each violation by an administrative fine of NT$50,000 to NT$500,000.

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

Hong Kong

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Cap. 486) came into effect in Hong Kong on December 20, 1996. A significant amendment to this Ordinance took effect on October 1, 2012, and the latest amendment was on October 8, 2021. The Hong Kong government has set up the Office of the Privacy Commissioner, which is an independent statutory body to oversee the enforcement of the Ordinance. The objective of the Personal Data (Privacy) Ordinance is to protect the privacy rights of a person in relation to personal data (Data Subject). Everyone who is responsible for handling data (Data User) should follow the Six Data Protection Principles ("DPPs"), including: (i) Data Collection Principle; (ii) Accuracy & Retention Principle; (iii) Data Use Principle; (iv) Data Security Principle; (v) Openness Principle; and (vi) Data Access & Correction Principle. Non-compliance with DPPs does not itself constitute a criminal offence. However, the Commissioner may serve an Enforcement Notice to direct the data user to remedy the contravention and/or instigate a prosecution action. Contravention of an enforcement notice is an offense that could result in a maximum fine of HK$50,000 and imprisonment for two years. Moreover, the Ordinance also criminalizes misuse or inappropriate use of personal data in direct marketing activities (Part VI A), non-compliance with Data Access Request (section 19), or unauthorized disclosure of personal data obtained without data user's consent (section 64). An individual who suffers damage, by reason of a contravention of the Ordinance in relation to his or her personal data may seek compensation from the data user concerned. Following the passing of the Personal Data (Privacy) (Amendment) Bill 2021 (the Amendment Bill) on September 29, 2021, the amended provisions of the Personal Data (Privacy) Ordinance, which target doxxing acts, take effect on October 8,  2021. Most significantly, the amendments introduce changes that create offences to curb doxxing acts, empower the Privacy Commissioner to carry out criminal investigations and to institute prosecution, and confer on the Privacy Commissioner statutory powers to demand the cessation of doxxing contents.

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

However, as a foreign private issuer, we are allowed under Nasdaq listing rules to follow our home country practice in lieu of the requirements set out in Rule 5210(c). We rely on this accommodation for foreign private issuers for an exemption from compliance with the DRS eligibility requirements under Rule 5210(c). We have informed the Nasdaq Stock Market about our election to comply with the laws of Singapore in lieu of the DRS eligibility provisions of Rule 5210(c).

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

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

GigaMedia Limited
(Singapore)
GigaMedia International Holdings Limited
(BVI)
GIGM Corporation
(Cayman)
GigaMedia Online Entertainment Corp.
(Cayman)
GigaMedia (Cayman) Limited
(Cayman)
Cambridge Entertainment Software Limited
(BVI)
GigaMedia (HK) Limited
(HK)
GigaMedia Freestyle Holdings Limited
(BVI)
Megabiz Limited
(BVI)
FunTown World Limited
(BVI)
FunTown Hong Kong Limited
(HK)
Hoshin GigaMedia Center Inc.
(Taiwan)
FunTown Branch
GigaMedia Cloud Services Co. Ltd.
(Taiwan)
Giga Development Corporation
(Taiwan)
Shanghai Pontoon Networking Technology Co.,Ltd.
(China)
Gaminfinity Publishing Co. Ltd.
(Taiwan)
Play2gether Digital Technology Co. Ltd.
(Taiwan)
Wen He Investment Ltd.
(Taiwan)

*	Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned.

Entity	Place of Incorporation	Relationship
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	Wholly owned subsidiary
GIGM Corporation	Cayman Islands	Wholly owned subsidiary
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	Cayman Islands	Wholly owned subsidiary
Cambridge Entertainment Software Limited	British Virgin Islands	Wholly owned subsidiary
GigaMedia (HK) Limited	Hong Kong	Wholly owned subsidiary
GigaMedia (Cayman) Limited	Cayman Islands	Wholly owned subsidiary
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	Wholly owned subsidiary
GigaMedia Freestyle Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Megabiz Limited	British Virgin Islands	Wholly owned subsidiary
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	Wholly owned subsidiary
Held by GigaMedia (Cayman) Limited
Hoshin GigaMedia Center Inc.	Taiwan	Wholly owned subsidiary
GigaMedia Development Corporation	Taiwan	Wholly owned subsidiary
GigaMedia Cloud Services Co. Ltd.	Taiwan	Wholly owned subsidiary
Held by Hoshin GigaMedia Center Inc.
Gaminfinity Publishing Co. Ltd.	Taiwan	Wholly owned subsidiary
Play2gether Digital Technology Co. Ltd.	Taiwan	Wholly owned subsidiary
Held by Giga Development Corporation
Wen He Investment Ltd.	Taiwan	Wholly owned subsidiary
Held by GigaMedia(HK) Limited
Shanghai Pontoon Networking Technology Co., Ltd.	China	Wholly owned subsidiary

D.	Property, Plant and Equipment

As of April 6, 2022, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

The following selected consolidated balance sheet data as of December 31, 2020 and 2021 and the selected consolidated statement of operations data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, and the selected consolidated statement of operations data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements for the years ended December 31, 2017 and 2018, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2017	2018	2019	2020	2021
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$11,596	$7,101	$6,645	$6,875	$5,492
Other revenues	—	—	—	—	—
Total operating revenues	11,596	7,101	6,645	6,875	5,492
COSTS OF REVENUES
Cost of digital entertainment service revenues	(5,098)	(3,585)	(3,064)	(2,956)	(2,584)
Cost of other revenues	—	—	—	—	—
Total costs of revenues	(5,098)	(3,585)	(3,064)	(2,956)	(2,584)
GROSS PROFIT	6,498	3,516	3,581	3,919	2,908
OPERATING EXPENSES
Product development and engineering expenses	(1,072)	(1,091)	(1,186)	(1,327)	(1,449)
Selling and marketing expenses	(3,993)	(3,297)	(1,995)	(1,618)	(1,729)
General and administrative expenses	(3,528)	(3,684)	(3,182)	(3,121)	(3,697)
Impairment loss on property, plant, and equipment	—	—	(109)	—	—
Impairment loss on intangible assets	—	—	(15)	—	—
Impairment loss on prepaid licensing and royalty fees	—	(244)	(85)	—	—
Gain on termination of licensing agreement	1,732	—	—	—	—
Other	(127)	(23)	(24)	(5)	(7)
Total operating expense	(6,988)	(8,339)	(6,596)	(6,071)	(6,882)
Loss from operations	(490)	(4,823)	(3,015)	(2,152)	(3,974)
Net loss on equity investments	(24)	—	—	—	—
Income tax benefit	1,671	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	$1,086	$(3,193)	$(1,659)	$(1,293)	$(3,425)
Earnings (loss) per share (in dollars):
Basic and diluted	$0.10	$(0.29)	$(0.15)	$(0.12)	$(0.31)

There were no dividends declared in 2017, 2018, 2019, 2020 and 2021.

As of December 31,

(in thousands US$, except for number of issued shares)

	2017	2018	2019	2020	2021
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$65,511	$60,595	$58,893	$46,525	$42,582
Marketable securities - noncurrent	—	—	—	10,000	10,322
Property, plant and equipment-net	158	121	—	22	88
Intangible assets-net	3	38	—	4	12
Total assets	66,413	61,445	59,222	57,023	55,518
Total current liabilities	5,048	3,273	3,584	2,923	3,216
Total GigaMedia’s shareholders’ equity	61,365	58,172	55,544	54,097	50,852
Common shares, no par value, and additional paid-in capital	308,747	308,750	308,751	308,752	308,752

Number of issued shares (in thousands)	11,052	11,052	11,052	11,052	11,052

Overview

We are a diversified provider of digital entertainment services. Our only segment and principal business is our digital entertainment service business, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

In 2021, we had total operating revenues of approximately US$5.5 million, which represents a decrease of approximately US$1.4 million year-over-year. Our total costs and expenses increased by approximately US$0.4 million year-over-year to US$9.5 million, primarily due to increases in depreciation of right-of-use assets resulting from renewal of lease agreement, insurance and other expenses. We incurred an operating loss of approximately US$4.0 million, which represents an increase of loss of approximately US$1.8 million year-over-year. We recognized a non-operating income of approximately US$0.5 million, compared to approximately US$0.9 million in the prior year, primarily because the interest income decreased. We did not recognize any income tax benefits or expenses in 2021 or 2020. We recognized a net loss of approximately US$3.4 million, which represents an increase of loss of US$2.1 million year-over-year, primarily resulting from the aforementioned factors.

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

In 2021, our digital entertainment business generated revenue of approximately US$5.5 million, gross profit of approximately US$2.9 million, and operating loss of approximately US$1.4 million, excluding corporate and back-office operating expenses of approximately $2.5 million.

Certain Significant Events Affecting Our Results of Operations for 2019, 2020 and 2021

Purchase and Partial Conversion of Convertible Note of Aeolus Robotics Corporation

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics.

The Note, which bears interest at a rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be converted at our option upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

Effective December 30, 2021, we received 735,835 shares of the Series B preferred shares issued by Aeolus by converting 20% of the US$10,000,000 principal amount of the Note. The conversion was exercised in accordance with the right under the Note at the conversion price of US$2.718 per share. After the conversion, the outstanding principal amount under the Note is US$8,000,000.

If assuming full conversion of the remaining principal amount of the Note into ordinary shares, we would beneficially own 2,666,666 ordinary shares. Along with the above 735,835 preferred shares, that would represent, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 3.56% of the total voting shares of Aeolus as of December 31, 2021.

Impairment Losses Related to Underperforming Projects in Our Digital Entertainment Service Business

We incurred certain impairment losses in our digital entertainment service business in 2019 as described further below. We did not recognize any impairment losses in 2020 or 2021.

Impairment Losses on Prepaid Licensing and Royalty Fees

We recognized impairment losses of US$85 thousand on prepaid licensing and royalty fees in 2019. The fees were related to certain licensed games for which the carrying amount was determined not to be fully recoverable due to quick changes in gaming fads. Prepaid licensing and royalty fees are first assessed based on the commercial viability of the launch plan of the related games, then valued using a discounted cash flow model, when reasonable grounds exist for projections, to determine fair value, incorporating available market discount information, our estimate for liquidity risk and other cash flow model related assumptions based on unobservable inputs.

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

COVID-19

While our operations in Taiwan and Hong Kong have so far not been severely affected, we are unable to predict the extent to which the global COVID-19 pandemic may adversely impact our business operations, financial performance and results of operations for fiscal year 2022. We have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the escalating COVID-19 pandemic. We will continue to monitor global events and respond accordingly to any potential business disruptions that may occur.

Results of Operations

Factors Affecting Our Performance

We believe that competition is the principal factor affecting our results of operations.

Our digital entertainment service business operates in an extremely competitive industry. Our digital entertainment service business is characterized by rapid technological change and we face significant and intense competition from entertainment software design houses, application service providers and casual games operators.

We cannot assure you that we will be successful in establishing and maintaining quality of player experience, brand awareness, reputation and access to distribution channels more successfully than our competitors.  We also may be unable to adapt to technological developments before our competitors. As a consequence, we may lose our existing customers and not expand our client base, which would have a material adverse effect on our revenues and financial condition.

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2019		2020		2021
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$6,645	100.0	$6,875	100.0	$5,492	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(3,064)	(46.1)	(2,956)	(43.0)	(2,584)	(47.1)
Gross profit	3,581	53.9	3,919	57.0	2,908	52.9
OPERATING EXPENSES
Product development and engineering expenses	(1,186)	(17.8)	(1,327)	(19.3)	(1,449)	(26.4)
Selling and marketing expenses	(1,995)	(30.0)	(1,618)	(23.5)	(1,729)	(31.5)
General and administrative expenses	(3,182)	(47.9)	(3,121)	(45.4)	(3,697)	(67.3)
Impairment loss on property, plant, and equipment	(109)	(1.7)	—	0.0	—	0.0
Impairment loss on intangible assets	(15)	(0.2)	—	0.0	—	0.0
Impairment loss on prepaid licensing and royalty fees	(85)	(1.3)	—	0.0	—	0.0
Other	(24)	(0.4)	(5)	(0.1)	(7)	(0.1)
Total operating expenses	(6,596)	(99.3)	(6,071)	(88.3)	(6,882)	(125.3)
Loss from operations	(3,015)	(45.4)	(2,152)	(31.3)	(3,974)	(72.4)
NON-OPERATING INCOME (EXPENSES), NET	1,356	20.4	859	12.5	549	10.0
LOSS BEFORE INCOME TAXES	(1,659)	(25.0)	(1,293)	(18.8)	(3,425)	(62.4)
INCOME TAX BENEFIT	—	0.0	—	0.0	—	0.0
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(1,659)	(25.0)	$(1,293)	(18.8)	$(3,425)	(62.4)

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

Year to Year Comparisons

Please refer to the Item 5 in our previously filed Annual Report on Form 20-F for the year ended December 31, 2020 for the comparisons of our results of operations in fiscal years 2020 and 2019.

In late 2017, we conducted a comprehensive strategic business review. Our review led us to conclude that:

•

Compared to our in-house offerings, the operations of licensed games bear an uncompetitive cost structure where licensing costs and channel costs usually take a huge bite out of earnings, leaving little room for any marketing strategies.

•

The operations of licensed games are inherently dependent on the licensors and it is therefore difficult for us to take the initiative in driving changes. As a result, these games are often slow in responding to a fad, a market trend or even a permanent change in customers’ preference.

Accordingly, in recent years we have been implementing a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements, and selectively introducing licensed games. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was US$1.2 million, US$1.3 million and US$1.4 million during 2019, 2020 and 2021, respectively.

In 2019 and 2020, we also invested further to enhance our customer relationship management system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2019	2020		2021
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2019	Amount in US$ thousands	% Change from 2020
Operating revenues	$6,645	$6,875	3.5%	$5,492	(20.1)%
Cost of revenues	(3,064)	(2,956)	(3.5)%	(2,584)	(12.6)%
Gross profit	$3,581	$3,919	9.4%	$2,908	(25.8)%
Gross margin	53.9%	57.0%		52.9%

Operating Revenues

Our operating revenue in 2021 decreased by 20.1% from 2020. Revenues from mobile games declined to US$1.5 million in 2021 from US$2.3 million in 2020, and revenues from a certain licensed sports game that bolstered our revenue growth last year decreased by US$0.3 million, or 1.29%, to US$2.4 million in 2021 from US$2.7 million in 2020, mainly because revenues from certain licensed games decreased as our Japanese and Korean licensors have experienced considerable impacts from the COVID-19 pandemic, which has resulted in delays in providing support, upgrades and new content, which has had a negative impact on the ability to sustain interest in the licensed games. Revenues from our legacy MahJong and casino games were US$1.5 million in 2021, down from US$1.8 million in 2020.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly introduced licensed game.

Our gross profit was US$2.9 million in 2021 as compared to US$3.9 million in 2020. Gross profit margin was 52.9 % in 2021 as compared with 57.0% in 2020, as a large portion of the revenues were from the aforementioned licensed sports game which carry higher costs in licensing and royalty fees compared to our legacy in-house MahJong and casino games.

Operating Expenses

	For the Year Ended December 31,
	2019	2020		2021
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2019	Amount in US$ thousands	% Change from 2020
Product development and engineering expenses	$(1,186)	$(1,327)	11.9%	$(1,449)	9.2%
Selling and marketing expenses	(1,995)	(1,618)	(18.9)%	(1,729)	6.9%
General and administrative expenses	(3,182)	(3,121)	(1.9)%	(3,697)	18.5%
Impairment loss on property, plant, and equipment	(109)	—	N/A	—	N/A
Impairment loss on intangible assets	(15)	—	N/A	—	N/A
Impairment loss on prepaid licensing and royalty fees	(85)	—	N/A	—	N/A
Other	(24)	(5)	(79.2)%	(7)	40.0%
Total operating expenses	$(6,596)	$(6,071)	(8.0)%	$(6,882)	13.4%
Percentage of operating revenues	(99.3)%	(88.3)%		(125.3)%
Loss from operations	$(3,015)	$(2,152)	(28.6)%	$(3,974)	84.7%
Operating margin	(45.4)%	(31.3)%		(72.4)%

Operating expenses increased by US$0.8 million, or 13.4%, to US$6.9 million in 2021.

In 2021, in exploring and evaluating prospects of strategic investment opportunities, more professional services of legal, valuation and other specialists were engaged, and price increases in rents, insurance and other expenses also resulted in the increase in overall operating expenses.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$1.4 million in 2021, which comprised mainly personnel related expenses. This amount was similar to the amounts in 2020 and 2019.

We plan to continue our investment in developing our own self-developed products and services in 2022.

Selling and Marketing Expenses

Selling and marketing expenses increased by 6.9% to US$1.7 million in 2021 from US$1.6 million in 2020, primarily due to general increases in rents and other expenses.

General and Administrative and Marketing Expenses

General and administrative expenses amounted to US$3.7 million in 2021 from US$3.1 million in 2020, primarily due to increases in rents, insurance and other expenses.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2019	2020		2021
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2019	Amount in US$ thousands	% Change from 2020
Interest income	$1,483	$613	(58.7)%	$252	(58.9)%
Gain on sales of marketable securities	—	—	—	125	N/A
Foreign exchange gain (loss), net	(68)	199	(392.6)%	122	(38.7)%
Other non-operating income (expenses), net	(59)	47	(179.7)%	50	6.4%
Non-operating income (expenses), net	$1,356	$859	(36.7)%	$549	(36.1)%

Non-operating income, net was US$0.5 million in 2021 as compared to income of US$0.9 million in 2020 and income of US$1.4 million in 2019. Non-operating income, net in 2021 primarily included (1) interest income of US$0.3 million generated from bank deposits and accrued from the convertible note of Aeolus, (2) foreign exchange gain of US$122 thousand, and (3) gain on sales of marketable securities of US$125 thousand, including a gain of US$46 thousand from the partial conversion of the convertible note of Aeolus. Non-operating income, net in 2020 primarily included (1) interest income of US$613 thousand generated from bank deposits and accrued from the convertible note of Aeolus, and (2) foreign exchange gain of US$199 thousand..

Income Tax Benefit

	For the Year Ended December 31,
	2019	2020		2021
	Amount in US$ thousands	Amount in US$ thousands	% Change from 2019	Amount in US$ thousands	% Change from 2020
Loss before income taxes	$(1,659)	$(1,293)	(22.1)%	$(3,425)	164.9%
Income tax benefit	—	—	N/A	—	N/A
Net loss attributable to shareholders of GigaMedia	$(1,659)	$(1,293)	(22.1)%	$(3,425)	164.9%

In 2021 and 2020, neither income tax benefits nor expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2021 and 2020 were cash proceeds from the return of certain license fees as well as collection of the consideration of the sales of certain investments. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2021 and 2020, we have established strong relationships with financial institutions and expect to be able to secure lines of credit to fulfill operating and strategic needs.

Our future cash requirements will depend on a number of factors including:

•	the rate at which we enter into strategic transactions;
•	the rate at which we expand our operations and employee base;
•	the timing of entry into new markets and new services offered;
•	changes in revenues and cost splits with our business partners;
•	the rate at which we invest in developing and licensing our products and upgrading and maintaining our network and future technologies; and
•	the rate at which we grow and monetize our customer bases.

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2019	2020	2021
Net cash used in operating activities	$(1,567)	$(2,075)	$(4,135)
Net cash used in investing activities	(73)	(10,041)	(17)
Net cash used in financing activities	—	—	—
Exchange difference	88	(156)	(89)
Net decrease in cash, cash equivalents and restricted cash	(1,552)	(12,272)	(4,241)
Cash, cash equivalents and restricted cash at beginning of year	59,826	58,274	46,002
Cash, cash equivalents and restricted cash at end of year	$58,274	$46,002	$41,761

OPERATING ACTIVITIES. In 2021, our net cash used in operating activities was approximately US$4.1 million. We collected US$5.4 million in cash from our customers, paid US$1.9 million for license fees, royalties and channel costs, and paid approximately US$7.8 million to employees, suppliers and vendors. In 2020, our net cash used in operating activities was approximately US$2.1 million. We collected US$6.5 million in cash from our customers, paid US$2.6 million for license fees, royalties and channel costs, and paid approximately US$6.3 million to employees, suppliers and vendors. In 2019, our net cash used in operating activities was approximately US$1.6 million. We collected US$6.8 million in cash from our customers, paid US$2.4 million for license fees, royalties and channel costs, and paid approximately US$6.8 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2021 was US$17 thousand, which was primarily used for the purchase of property, plant and equipment, offsetting by proceeds from sales of marketable securities. Our net cash used in investing activities in 2020 was US$10.1 million. This primarily reflected the purchase of the convertible note of Aeolus (please refer to note 8 of our consolidated financial statements for additional information). Our net cash used in investing activities in 2019 was US$73 thousand, which was primarily used for the purchase of property, plant and equipment.

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2021, 2020 and 2019 was nil.

We believe that our existing cash, cash equivalents and restricted cash, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2022. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash, cash equivalents and restricted cash to fund future operations.

Obligations and Capital Expenditures

As of December 31, 2021, we had the following contractual obligations:

	As of December 31, 2021
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$537	$977	$533	$—	$2,047
License fees	—	—	—	—	—
Total contractual cash obligations	$537	$977	$533	$—	$2,047

Operating leases represent obligations under lease agreements with respect to certain office premises that we rent for operation.

In addition, we have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2021. For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand in additional revenues generated from the game during the agreement period from January 2020 to January 2022. In January 2022, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2022, and expires on January 26, 2024, and the incentive fee is $20 thousand for every $600 thousand additional revenues generated during the extension term. Since the revenues from particular games are unpredictable, the table above only reflects incentive fee commitments that have been triggered by crossing the relevant revenue thresholds.

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, software, intangible assets and other deferred assets were US$62 thousand, US$32 thousand and US$93 thousand for 2019, 2020 and 2021, respectively. Capital expenditures during 2021 were primarily for software and computer hardware equipment for our digital entertainment business and for general corporate use. Our capital expenditure plans for 2022, which we expect to be primarily in software and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2022 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2019, 2020 and 2021, the legal reserves of Hoshin GigaMedia were approximately US$1.5 million, US$1.5 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C.	Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2019, 2020 and 2021, we incurred US$1.2 million, US$1.3 million and US$1.4 million, respectively, in research and development activities.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2019, 2020 and 2021” for a discussion of the most recent trends in our operating costs and revenues since the end of 2021. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

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

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. We believe that the following are our critical accounting estimates:

•	Revenue Recognition and Deferral
•	Valuation of Marketable Securities
•	Impairment of Long-Lived Assets

Revenue Recognition and Deferral

Our digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our games can only be consumed in our games. Therefore, we regard the sale of a virtual good as a service, where the related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

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

We have not made any material changes in the accounting methodology used to estimate the service period of the virtual goods and the breakage amount during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material changes in the estimates or assumptions used to calculate the deferral and recognition of revenues. However, if actual results are not consistent with our estimates and assumptions used to calculate the deferral and recognition of revenues, we may be exposed to risks of inappropriately early or late recognition of the related revenues.

Valuation of Marketable Securities

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value of marketable securities based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk, or the backsolve method, where we derive the implied value of financial instruments for the target company from a recent transaction involving the target company’s own securities. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. Please see note 4 to our consolidated financial statements for additional information.

We have not made any material changes in the accounting methodology used to evaluate marketable securities during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material changes in the estimates or assumptions used to evaluate fair values of the marketable securities. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Impairment of Long-Lived Assets

Long-lived assets (including lease right-of-use assets) are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. We recognized impairment charges of $109 thousand on long-lived assets in 2019. For the years ended December 31, 2020 and 2021, no impairment charges were recorded, respectively.

We have not made any material changes in the accounting methodology used to evaluate impairment of long-lived assets during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material changes in the estimates or assumptions used to calculate impairments or useful lives of long-lived assets. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated fair value, we may be exposed to impairment losses that could be material.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	67	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	70	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	60	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	74	Independent Non-Executive Director	2013(4)
TUNG, Casey K.	71	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011(5)
HUANG, Billy Bing-Yuan	64	Independent Non-Executive Director	2013(6)

(1)	Mr. James Cheng-Ming HUANG was appointed as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of our Company on May 5, 2017.
(2)	Mr. John Ping Chang HUANG was appointed as an Independent Non-Executive Director of the Board on January 31, 2011. He was also appointed as Chairman of the Compensation Committee on November 26, 2012.
(3)	Mr. Nick Chia-En LIU was appointed as an Independent Non-Executive Director of the Board on March 15, 2011. He was also appointed as a member of the Audit Committee on March 15, 2011.
(4)	Mr. Damian HONG was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.
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

CHIN FOCK (DAMIAN) HONG is an independent non-executive director of our Company. He has more than 38 years of experience in taxation and tax law. Mr. Hong began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years. Mr. Hong served as an independent director of Chailease Holding Co Ltd. and Riverstone Holdings Ltd until his retirement in 2020. In the same year he had also stepped down from being a director of Binjaitree. He is a non-executive director of Prima Limited. Mr. Hong lectured on a part-time basis at the Singapore Management University. He earned a bachelor’s degree in Social Science at the University of Singapore and attended an international tax program at Harvard Law School.

Casey K. Tung is an independent non-executive director of our company.  Mr. Tung is a retired Certified Public Accountant in California after 40 years of serving local companies and public listed companies in Taiwan and China.  He practiced in the areas of assurance, taxation and advisory on matters such as mergers and acquisitions, financing, and reorganizations.  Mr. Tung is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He also served as an independent director of Chailease Holding Co Ltd. in 2020. He holds a Master of Science degree in Business Administration from California State University, Long Beach and a Bachelor of Commerce degree from Soochow University in Taiwan.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of April 20, 2022)
Country of Principal Executive Offices:	Taiwan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships among any of our executive officers or directors, except that Mr. Billy Bing-Yuan Huang is the younger brother of Mr. John Ping Chang Huang.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.6 million. For information regarding pension and retirement benefits, see note 12 to our consolidated financial statements.

As of December 31, 2021, the total outstanding number of share options granted to our directors and officers was 16,000. As of December 31 2021, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2022, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
October 28, 2013	4,000	5.05	October 28, 2023
March 28, 2014	4,000	7.15	March 28, 2024
May 5, 2017	4,000	2.90	May 5, 2027
Total	12,000

All options granted to our directors and executive officers were granted pursuant to the option plans and the equity incentive plans as described under “— Employee Share Option Plans and Equity Incentive Plans” below.

Employee Share Option Plans and Equity Incentive Plans

2004 Employee Share Option Plan

At the June 2004 Annual General Meeting, our shareholders approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 common shares (1,400,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made and the number of shares subject to grant vesting schedule. The maximum contractual term under the 2004 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2006 Equity Incentive Plan

At the June 2006 Annual General Meeting, our shareholders approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 1,000,000 common shares (200,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term under the 2006 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

2007 Equity Incentive Plan

At the June 2007 Annual General Meeting, our shareholders approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 2,000,000 common shares (400,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term under the 2007 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C.	Board Practices

Our board of directors currently comprises six directors, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Memorandum of Association and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal 2021, our board of directors met three times, and all members of the board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal 2021, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Casey K. Tung, Nick Chia-En Liu and Billy Bing-Yuan Huang. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5)reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Articles of Association and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal 2021, our audit committee met six times.

Our compensation committee currently consists of Casey K. TUNG and John Ping Chang HUANG. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the Board with respect to non-employee director compensation; and (4) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal 2021, our compensation committee met two times.

We do not have a separate nominations committee of the board of directors.  In accordance with Nasdaq Rule 5605(e), director nominees are recommended for the board's selection by the independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate.

D.	Employees

In the years ended December 31, 2019, 2020 and 2021, our total employees were 136, 135 and 123, respectively.

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by function:

	December 31
Function	2019	2020	2021
Development	48	48	41
Operation	42	43	41
Customer Service	19	19	16
Administrative Support	27	25	25
	136	135	123

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2019	2020	2021
Taipei City, Taiwan	117	117	108
Hong Kong	19	18	15
	136	135	123

E.	Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2022:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	1,073,566	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
Directors and executive officers as a group of 6 individuals	1,073,566	12,000

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A.	Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2022 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
John-Lee Andre Koo(1)	2,159,999	19.54%
James Cheng-Ming Huang(2)	1,073,566	9.71%
Collin Hwang(3)	696,435	6.30%
Jonathan Honig(4)	1,105,132	9.99%

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

(2)

James Cheng-Ming Huang has beneficial ownership of 1,073,566 common shares of our Company as of March 31, 2022. James Cheng-Ming Huang’s address is 8F, No.22, Lane 407, Sec. 2 Tiding Blvd., Neihu Dist., Taipei City 114, Taiwan, Republic of China.

(3)

Based on the Schedule 13G filed with the SEC on June 19, 2017, Collin Hwang has beneficial ownership of 696,435 shares of our Company. Collin Hwang’s address is 11F, No.36-10, Sec. 1, Fu-hsing South Rd., Taipei, Taiwan

(4)	Based on the Schedule 13G/A filed with the SEC on February 10, 2022, Jonathan Honig has beneficial ownership of 1,105,132 common shares of our Company as follows:
(a)

Includes (i) 5,145 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,400 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 6,800 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(b)

Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) (ii) 187,000 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”); (iii) 17,225 shares held by Titan Multi-Strategy Fund 401k Roth FBO Jonathan Honig; (iv) 11,700 shares held by Titan Multi-Strategy Fund 401k Roth FBO Elizabeth Honig; and (v) 130,500 held by Titan Multi-Strategy Fund I, Ltd (“TMSFL”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc., which is the General Partner of TMSF, and Mr. Honig is trustee of the Plans, and in such capacities has voting and dispositive power over the securities held by such entities.

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

The address of Jonathan Honig is 5825 Windsor Court, Boca Raton, Fl 33496.

As of March 31, 2022, we had 11,052,235 Shares outstanding, of which 6,017,103 Shares representing 54.44% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2021, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,733,747 shares.

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

Since January 1, 2021 through March 31, 2022, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus, a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

On November 3, 2021, Aeolus notified GigaMedia that it intended  to issue series B preferred shares, par value US$0.0001 per share (“Series B Preferred Shares”), to certain new series B preferred shareholders for a subscription price of US$3.02 per share (the “Next Round Financing”).  The Next Round Financing constituted a Qualified Financing, as defined in the said Note. GigaMedia exercised its conversion right in accordance with the Note with respect to US$2,000,000 of principal amount at the conversion price of US$2.718 per share, effective December 30, 2021. After the conversion, the remaining outstanding principal amount of the Note is US$8,000,000. GigaMedia received 735,835 Series B Preferred Shares.

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

U.S. Tax Considerations

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a discussion of certain U.S. federal income tax considerations for U.S. persons (as defined below) that are investors in Shares. This discussion applies only to U.S. persons that will acquire and hold the Shares as “capital assets” (generally, property held for investment). This discussion is for general information only and does not address all of the tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the U.S. federal income tax laws, including if you are a:

•	bank;
•	broker-dealer;
•	financial institution or insurance company;
•	tax-exempt entity;
•	person holding Shares as part of a straddle, hedge, conversion or other integrated investment;
•	a real estate investment trust or regulated investment company;
•	an individual retirement or other tax deferred account;

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

As used in this discussion, the term “U.S. person” means:

•	an individual who is a citizen or resident (as determined under U.S. federal income tax laws) of the United States;
•	an entity which is treated as a corporation for U.S. federal income tax purposes, created in or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

an arrangement which is treated for U.S. federal income tax purposes as a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has otherwise elected to be treated as a U.S. person under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

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

This section is based on the Internal Revenue Code, existing and proposed income tax regulations issued under the Internal Revenue Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this annual report. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the passive foreign investment company (“PFIC”) rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts.  No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the ADSs or that any such position would not be sustained.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2021 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2021, and that we will likely be a PFIC for our current taxable year ending December 31, 2022, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are “regularly traded” on a “qualified exchange”. Although we believe that, based on the current level of trading activity of our Shares on the Nasdaq Capital Market, the Shares should qualify as being regularly traded on a qualified exchange, no assurance can be given that the Shares will continue to be readily tradable on a qualified exchange in the United States. If you make this election, you will generally (i) include in gross income as ordinary income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. person makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

Furthermore, a U.S. person will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. person’s holding period in which we become a PFIC and subsequent taxable years even if we cease to be a PFIC in subsequent taxable years. In the case of a U.S. person who has held Shares during any taxable year in which we are classified as PFIC and continues to hold such Shares (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such Shares.

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

Each U.S. person who holds an interest in a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. person holds Shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the Shares, any gain realized on the disposition of the Shares, and any “reportable election.” You are urged to consult your tax advisor regarding the application of the PFIC rules, including the possibility and advisability of making a mark-to-market election or, where applicable, making purging elections with respect to PFIC Tainted Shares.

Taxation of Dividends

The following description of the taxation of dividends is subject to the discussion above with respect to the passive foreign investment company tax rules. The amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or the total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay. As noted above, we believe that it is likely that we were classified as a PFIC for the taxable year ended December 31, 2021, and that we will likely be a PFIC for our current taxable year ending December 31, 2022.

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

Dividends on Shares will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will constitute passive category income or, in certain cases, general category income or foreign branch income. A U.S. person may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares. A U.S. person who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing U.S. foreign tax credits are complex. Accordingly, you are urged to consult your tax advisor regarding the availability of a U.S. foreign tax credit under your particular circumstances.

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

Information with Respect to Foreign Financial Assets

U.S. persons that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the Shares, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. person is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. persons may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts with the U.S. Department of Treasury. You are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the Shares.

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

As of December 31, 2021, we had bank deposits of approximately US$575 thousand denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We recognized a realized foreign exchange gain of approximately US$21 thousand and unrealized foreign exchange gain of approximately US$101 thousand in the year ended December 31, 2021.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and available-for-sale marketable securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.11% in our total equity as of December 31, 2021.

While the current COVID-19 pandemic has resulted in extreme volatility in global financial markets, the exchange rates of NT dollar and Hong Kong dollar against U.S. dollar have been relatively stable. From January 1, 2021 to April 11, 2022, the NT dollar to U.S. dollar exchange rate fluctuated approximately 5%, and the Hong Kong dollar to U.S. dollar exchange rate fluctuated approximately 1.1%.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2020 and 2021, we did not have outstanding bank loans.

Other Market Risks

We are also exposed to other market risks, which are mainly derived from our investments. We have investments of minority stake equity and debt instruments in Aeolus Robotics Corporation, a privately held company. These investments are recorded in fair values. As of December 31, 2021, the aggregate carrying value of investments on our balance sheet was $10.3 million. We monitor these investments for impairment and make appropriate reductions in carrying value. There were no impairments losses for the years ended on December 31, 2019, 2020 and 2021.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2021 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table summarizes the aggregate fees billed to us by Deloitte & Touche (PCAOB ID No. 1060) for the fiscal years ended December 31, 2020 and 2021, respectively.

For the Years Ended December 31	2020	2021
	(in US$)	(in US$)
Audit Fees	$248,000	$261,000
Audit-Related Fees	0	0
Tax Fees	7,000	7,000
All Other Fees	0	0

A.	Audit Fees

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

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

4.1

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 31, 2020, incorporated by reference to Exhibit 1.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 29, 2021

4.1.1	Convertible Promissory Note of Aeolus Robotics Corporation, dated August 31, 2020 (included in Exhibit 4.1)

8.1*	List of Subsidiaries

11.1

Code of Ethics, as last amended by the board of directors on April 30, 2010, incorporated by reference to Exhibit 11.1 to our annual report for the year 2013 on Form 20-F filed with the SEC on April 30, 2014

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ HUANG, CHENG-MING
HUANG, CHENG-MING Chief Executive Officer

Date: April 28, 2022

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value — Level 3 Assets — Refer to Note 4 to the consolidated financial statements

Critical Audit Matter Description

The Company holds marketable securities amounted to $10,322 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

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

April 27, 2022

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

(in thousands of US dollars)

	December 31
	2020	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$45,702	$41,455
Accounts receivable - net (Note 6)	275	265
Prepaid expenses	88	401
Restricted cash (Note 5)	300	306
Other current assets (Note 7)	160	155
Total Current Assets	46,525	42,582
Marketable securities - noncurrent (Note 8)	10,000	10,322
PROPERTY, PLANT AND EQUIPMENT, NET	22	88
INTANGIBLE ASSETS - NET	4	12
OTHER ASSETS
Refundable deposits	208	211
Prepaid licensing and royalty fees (Note 3)	130	35
Right-of-use assets (Note 9)	—	1,971
Other (Note 12)	134	297
TOTAL ASSETS	$57,023	$55,518

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2020 AND 2021

(in thousands of US dollars, except share data)

	December 31
	2020	2021
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$70	$118
Accrued expenses (Note 10)	1,516	1,435
Deferred revenue (Note 11)	950	880
Other current liabilities (Notes 9 and 17)	387	783
Total Current Liabilities	2,923	3,216
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	3	1,450
Total Liabilities	2,926	4,666
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Common shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2020 and 2021	308,752	308,752
Accumulated deficit	(232,254)	(235,679)
Accumulated other comprehensive loss	(22,401)	(22,221)
Total GigaMedia Shareholders’ Equity	54,097	50,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$57,023	$55,518

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars, except for earnings per share amounts)

	2019	2020	2021
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$6,645	$6,875	$5,492
COSTS OF REVENUES
Cost of digital entertainment service revenues	(3,064)	(2,956)	(2,584)
GROSS PROFIT	3,581	3,919	2,908
OPERATING EXPENSES
Product development and engineering expenses	(1,186)	(1,327)	(1,449)
Selling and marketing expenses	(1,995)	(1,618)	(1,729)
General and administrative expenses	(3,182)	(3,121)	(3,697)
Impairment loss on property, plant and equipment (Note 4)	(109)	—	—
Impairment loss on intangible assets (Note 4)	(15)	—	—
Impairment loss on prepaid licensing and royalty fees (Notes 3 and 4)	(85)	—	—
Bad debt expense (Note 6)	(24)	(5)	(7)
	(6,596)	(6,071)	(6,882)
LOSS FROM OPERATIONS	(3,015)	(2,152)	(3,974)
NON-OPERATING INCOME (EXPENSES)
Interest income	1,483	613	252
Gain on disposal of marketable securities (Note 8)	—	—	125
Foreign exchange gain (loss), net	(68)	199	122
Other	(59)	47	50
	1,356	859	549
LOSS BEFORE INCOME TAXES	(1,659)	(1,293)	(3,425)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(1,659)	$(1,293)	$(3,425)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.15)	$(0.12)	$(0.31)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars)

	2019	2020	2021
NET LOSS	$(1,659)	$(1,293)	$(3,425)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	20	(28)	14
Foreign currency translation adjustment	66	224	203
Unrealized holding loss on marketable securities	—	(351)	(124)
Reclassification adjustment for loss included in net income	—	—	97
Other	—	—	(10)
	86	(155)	180
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(1,573)	$(1,448)	$(3,245)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2019	11,052	$308,750	$(228,246)	$(22,332)	$58,172
Cumulative effect of initially applying new accounting standards	—	—	(1,056)	—	(1,056)
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,659)	—	(1,659)
Other comprehensive income	—	—	—	86	86
Balance as of December 31, 2019	11,052	308,751	(230,961)	(22,246)	55,544
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,293)	—	(1,293)
Other comprehensive loss	—	—	—	(155)	(155)
Balance as of December 31, 2020	11,052	$308,752	$(232,254)	$(22,401)	$54,097
Net loss	—	—	(3,425)	—	(3,425)
Other comprehensive income	—	—	—	180	180
Balance as of December 31, 2021	11,052	$308,752	$(235,679)	$(22,221)	$50,852

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars)

	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,659)	$(1,293)	$(3,425)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	61	3	11
Amortization	47	5	9
Stock-based compensation	1	1	—
Impairment loss on property, plant and equipment	109	—	—
Impairment loss on intangible assets	15	—	—
Impairment losses on prepaid licensing and royalty fees	85	—	—
Bad debt expense	24	5	7
Gain on disposal of marketable securities and investments	—	—	(125)
Loss of lawsuit contingent liabilities	96	—	—
Net changes in:
Accounts receivable	130	89	3
Prepaid expenses	10	25	(313)
Prepaid licensing and royalty fees	306	(87)	96
Prepaid pension assets	(29)	19	(16)
Other assets	(15)	(90)	(151)
Accounts payable	(40)	5	47
Accrued expenses	(153)	236	(80)
Other liabilities	(555)	(993)	(198)
Net cash used in operating activities	(1,567)	(2,075)	(4,135)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	—	(10,000)	—
Purchases of property, plant and equipment	(48)	(24)	(76)
Increase in intangible assets	(14)	(8)	(17)
Proceeds from disposal of marketable securities	—	—	80
Decrease (increase) in refundable deposits	(2)	(9)	(4)
Other	(9)	—	—
Net cash used in investing activities	(73)	(10,041)	(17)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(in thousands of US dollars)

	2019	2020	2021
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	88	(156)	(89)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,552)	(12,272)	(4,241)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	59,826	58,274	46,002
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$58,274	$46,002	$41,761
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refund during the year	$(6)	$—	$(2)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2019, 2020 and 2021

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

Foreign Currency Transactions

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currency using the exchange rate prevailing on the transactions dates. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in other income and expenses. For the Investments in debt securities that are classified as either trading or available for sale that is denominated in a foreign currency, see Note 1(c), Summary of significant accounting policies - Marketable Securities, for additional information.

Translation of Foreign Currency Financial Statements

The reporting currency of our Company is the U.S. dollars. The functional currency of some of our Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries were translated into U.S. dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted marketable securities, the useful lives of property, plant and equipment and right-of-use assets; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2020 and 2021, cash totaling $300 thousand and $306 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Our consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

Marketable Securities

Debt securities

Debt securities for which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Debt securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income. When a trading or available-for-sale security is denominated in a foreign currency, changes in the exchange rate between the foreign currency and an entity’s functional currency affect the security’s fair value. Therefore, under ASC 320, Investments—Debt Securities, the trading or available-for-sale security must be remeasured from the foreign currency to the functional currency as of each reporting date by using the current exchange rate to determine the fair value of the security. The entire change in the security’s fair value (including the portion related to a change in the exchange rates) is classified in accordance with ASC 320.

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

Equity securities

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 6
Leasehold improvements	Shorter of 5 or lease term

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

Advertising expenses incurred in 2019, 2020 and 2021 totaled $0.4 million, $0.3 million and $0.2 million, respectively and were included in selling and marketing expenses.

Leases

General

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

Operating lease ROU assets are presented in “Other assets” and operating lease liabilities are presented in “Other current liabilities” and “Lease liabilities” on our consolidated balance sheets.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2019, 2020 and 2021, basic and diluted loss per share were $0.15, $0.12 and $0.31, respectively.

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

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. Because we operate only one segment, there are no intersegment transactions.

(d) Recently Adopted Accounting Pronouncements

Income Taxes

On January 1, 2021, our Company adopted ASU No. 2019-12 Income Taxes (Topic 740), which is an amendment that (i) eliminated certain exceptions for recognizing deferred taxes liability associated with ownership changes in foreign equity method investments, performing intraperiod allocation, and calculating income taxes in interim periods for year-to-date losses that exceed anticipated losses, (ii) simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that results in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and (iii) enacted changes in tax laws in interim periods. The adoption of this amendment did not have any material impact on our Company’s consolidated financial position, results of operations, cash flows and consolidated financial statement disclosures.

(e)Recent Accounting Pronouncements Not Yet Adopted

In November 2021, the FASB issued AUS No. 2021-10, Government Assistance (Topic 832), which is an accounting update to increase transparency in financial reporting by requiring business entities to disclose, in notes to their financial statements, information about certain types of government assistance they receive. This amendment is effective for our Company’s consolidated financial statements issued for 2022. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2019	2020	2021
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 225 thousand shares at the range of $2.90 to $12.35 as of December 31, 2019, 49 thousand shares at $2.90 to $7.15 as of December 31, 2020, and 37 thousand shares at $2.90 to $7.15 as of December 31, 2021. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2019, 2020, and 2021.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$435	$44	$130
Addition	205	340	98
Amortization and usage	(511)	(254)	(193)
Impairment charges	(85)	—	—
Balance at end of year	$44	$130	$35

At the end of 2019, 2020 and 2021, we recognized impairment losses of $85 thousand, $0 thousand and $0, respectively, for the prepaid licensing and royalty fees related to certain licensed games that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows.

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2020 and 2021.

(in US$ thousands)	2020		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$45,702	$45,702	$41,455	$41,455
Accounts receivable	275	275	265	265
Restricted cash	300	300	306	306
Refundable deposits	208	208	211	211
Marketable securities - noncurrent	10,000	10,000	10,322	10,322
Financial liabilities
Accounts payable	70	70	118	118
Accrued expenses	1,516	1,516	1,435	1,435
Lease liabilities - current and noncurrent	98	98	1,987	1,987

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2020 and 2021 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2021
Assets
Restricted cash - time deposits	$—	$306	$—	$306
Marketable securities - noncurrent	—	—	10,322	10,322
	$—	$306	$10,322	$10,628

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2020
Assets
Cash equivalents - time deposits	$—	$6	$—	$6
Restricted cash - time deposits	—	300	—	300
Marketable securities - noncurrent	—	—	10,000	10,000
	$—	$306	$10,000	$10,306

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2020 and 2021.

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

Level 3 measurements:

We did not hold assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2019. For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2020 and 2021, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt Securities	Marketable Securities - Debt and Equity Securities
	2020	2021
Balance at beginning of year	$—	$10,000
Purchase	10,000	2,190
Disposal	—	(2,033)
Total gains or (losses) (realized/unrealized)
included in earnings	—	—
included in other comprehensive income - unrealized gain (loss) on security	(351)	(124)
included in other comprehensive income - foreign currency items	351	289
Balance at end of year	$10,000	$10,322
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2020 and 2021 are shown below:

Marketable securities-Level 3 financial assets

Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	Sensitivity of the Input to Fair Value
December 31, 2021	The backsolve method to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount for lack of marketability (“DLOM”)	From 9. 0% to 18. 0% for different scenarios	From 11.0% to 18.0% for different scenarios	1% increase or decrease in DLOM would result in a variation in the debt investment’s fair value by approximately $93 thousand and in the equity investment’s fair value by approximately $26 thousand.
		Volatility	36.0%	36.0%

1% increase or decrease in volatility would result in a variation in the debt investment’s fair value by approximately $9 thousand and in the equity investment’s fair value by approximately $13 thousand.

December 31, 2020	The backsolve method to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders	Discount for lack of marketability (“DLOM”)	From 13.50% to 26.00% for different scenarios	-	1% increase or decrease in DLOM would result in a variation in the debt investment’s fair value by approximately $120 thousand.
		Volatility	41.0%	-	1% increase or decrease in volatility would result in a variation in the debt investment’s fair value by less than $30 thousand.

When estimating the value of the early stage enterprise, the backsolve method was used for inferring the enterprise value implied by a recent financing transaction involves selecting the future outcomes available to the enterprise and then calibrating the future exit values, the probabilities for each scenario and the discount rates for the various equity securities framework and making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity. Market and the issuer’s company operating conditions are then considered between the initial transaction date and subsequent measurement dates.

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

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2020 and 2021.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2020 and 2021.

	December 31
(in US$ thousands)	2020	2021
Cash and savings accounts	$45,696	$41,455
Time deposits	6	—
Cash and cash equivalents reported on the consolidated balance sheets	45,702	41,455
Cash restricted as performance bond	300	306
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$46,002	$41,761

As of December 31, 2020 and 2021, cash amounting to $300 thousand and $306 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2020	2021
Taiwan	$42,040	$41,182
Hong Kong	3,946	564
China	16	15
	$46,002	$41,761

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2020	2021
Accounts receivable	$276	$267
Less: Allowance for doubtful accounts	(1)	(2)
	$275	$265

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2019, 2020 and 2021:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$5	$3	$1
Additions: Bad debt expense	24	5	7
Less: Write-off	(26)	(7)	(6)
Translation adjustment	—	—	—
Balance at end of year	$3	$1	$2

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2020	2021
Loans receivable - current	$32	$33
Less: Allowance for loans receivable - current	(32)	(33)
Other receivable	3	—
Other	157	155
	$160	$155

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2019, 2020 and 2021:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$29	$30	$32
Reversal for collection of bad debt	—	—	—
Translation adjustment	1	2	1
Balance at end of year	$30	$32	$33

NOTE 8. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2020	2021
Debt securities, classified as available-for-sale	$10,000	$8,132
Equity securities	—	2,190
	$10,000	$10,322

Our Company’s marketable securities - noncurrent are invested in convertible promissory notes and preferred shares. During 2021, we recognized gains of $125 thousand on disposal of marketable securities, consisting of a gain of $79 thousand on the disposal of a marketable security that have been fully impaired years ago, and a gain of $46 thousand on the deemed disposal arising from the partial conversion of the aforementioned promissory note into the preferred shares. (Please see Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.) Certain of our marketable securities, though denominated in US dollars, are held by an entity of ours whose functional currency is not US dollars, resulting to unrealized exchange gain or loss accounted for as other comprehensive income or loss, and corresponding translation adjustment accordingly.

The promissory notes are convertible into common shares at a price of US$3.00 per share, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The promissory notes are also convertible into certain preferred shares in accordance with the terms of the agreements. The convertible promissory notes are redeemable based upon certain agreed-upon conditions.

We assessed the estimated fair values of these investments as of December 31, 2021. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026.

a. Right-of-use assets

Right-of-use assets consist of the following:

(in US$ thousands)	December 31, 2020	December 31, 2021
Carrying amount:
Office premise	$—	$1,971

The carrying amount of our right-of-use assets was nil during 2020. The following tables summarize changes to our Company’s right-of use assets during 2021:

(in US$ thousands)	Cost
Balance at January 1, 2021	$—
Additions	2,364
Exchange differences	26
Balance at December 31, 2021	$2,390

Accumulated depreciation
Balance at January 1, 2021	$—
Depreciation in 2021	415
Exchange differences	4
Balance at December 31, 2021	$419

Carrying amounts
Balance at December 31, 2020	$—
Balance at December 31, 2021	$1,971

b. Lease liabilities

	December 31
(in US$ thousands)	2020	2021
Carrying amount:
Current portion (classified under other current liabilities)	$95	$537
Noncurrent portion	3	1,450
	$98	$1,987

Discount rates for the existing lease liabilities ranged from 1.7% to 2.8% as of December 31, 2020, and from 1.44% to 2.88% as of December 31, 2021.

c. Material terms of right-of-use assets

We lease office premises and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

d. Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2020	2021
Cash paid for operating leases	$533	$531
Lease liabilities arising from obtaining right-of-use assets	$—	$2,364

	As of December 31
	2020	2021
Weighted-average remaining lease term	0.34 years	4.00 years
Weighted-average discount rate	1.94%	1.54%

Operating lease expenses were $6 thousand and $456 thousand during the years ended December 31, 2020 and 2021, respectively.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2021:

(in US$ thousands)	Operating Leases
Year
2022	$537
2023	504
2024	473
2025	457
2026	76
Total minimum lease payments	2,047
Less: amount of lease payments representing interest	(60)
Present value of future minimum lease payments	1,987
Less: current obligation under leases	(537)
Non-current lease obligations	$1,450

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:
	December 31
(in US$ thousands)	2020	2021
Accrued professional fees	$457	$437
Accrued compensation	474	266
Accrued royalties	164	155
Accrued advertising expenses	25	99
Accrued director compensation and liability insurance	102	107
Other	294	371
	$1,516	$1,435

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2020	2021
Unused virtual points	$724	$702
Unamortized virtual items	226	168
Advances for pre-order items	—	10
	$950	$880

The breakage amounts recognized as revenue during the years ended December 2020 and 2021 were $51 and $62 thousand, respectively.

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

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2020 and 2021, the accumulated benefit obligation amounted to $287 thousand and $294 thousand, respectively, and the funded status of prepaid pension assets amounted to $67 thousand and $83 thousand, respectively. The fair value of plan assets amounted to $452 thousand and $473 thousand as of December 31, 2020 and 2021, respectively. The accumulated other comprehensive loss amounted to ($94) thousand and ($80) thousand as of December 31, 2020 and 2021, respectively. The net periodic benefit cost for 2019, 2020 and 2021 amounted to $2 thousand, $1 thousand and $3 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2020 and 2021:

	December 31
(in US$ thousands)	2020	2021
Benefit Obligation	$385	$390
Fair value of plan assets	452	473
	$(67)	$(83)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(67)	$(83)
Accumulated other comprehensive income	—	—
Net amount recognized	$(67)	$(83)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(94)	$(80)

For the years ended December 31, 2019, 2020 and 2021, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2019	2020	2021
Service cost	$—	$—	$—
Interest cost	4	4	3
Expected return on plan assets	(5)	(5)	(3)
Amortization of net loss	3	2	3
Curtailment gain	—	—	—
	$2	$1	$3

Weighted average assumptions used to determine benefit obligations for 2020 and 2021 were as follows:

	December 31
	2020	2021
Discount rate	0.750%	0.750%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2020	2021
Discount rate	1.125%	0.750%
Rate of return on plan assets	1.125%	0.750%
Rate of compensation increase	2.00%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of fifteen year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

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

We expect to make a contribution of $0 thousand to the Fund in 2022. We expect to make future benefit payments of $1 thousand to employees from 2022 to 2026 and $32 thousand from 2027 to 2031.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $325), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2019, 2020 and 2021 were $187 thousand, $187 thousand, and $193 thousand, respectively, which are included in operating expenses.

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

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance at January 1, 2019	$(22,246)	$—	$(86)	$(22,332)
Foreign currency translation adjustment	66	—	—	66
Pension and post retirement benefit adjustment	—	—	20	20
Balance at December 31, 2019	(22,180)	—	(66)	(22,246)
Foreign currency translation adjustment	224	—	—	224
Pension and post retirement benefit adjustment	—	—	(28)	(28)
Unrealized holding loss arising during period	—	(351)	—	(351)
Balance at December 31, 2020	(21,956)	(351)	(94)	(22,401)
Foreign currency translation adjustment	203	—	—	203
Pension and post retirement benefit adjustment	—	—	14	14
Unrealized holding loss arising during period	—	(124)	—	(124)
Reclassification adjustment for loss included in net income	—	97	—	97
Other	—	(10)	—	(10)
Balance at December 31, 2021	$(21,753)	$(388)	$(80)	$(22,221)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2019, 2020 and 2021.

NOTE 15. SHARE-BASED COMPENSATION

During 2019, 2020 and 2021, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were $1 thousand, $1 thousand and $0, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2020 and 2021. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2019, 2020 and 2021, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2020 and 2021.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2021.

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

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2021.

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

(b) Options

In 2019, 2020 and 2021, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2019, 2020 and 2021.

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:
	2019		2020		2021
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 1	$10.88	229	$11.00	225	$6.16	49
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options Forfeited / canceled / expired	3.85	(4)	12.35	(176)	6.25	(12)
Balance at December 31	$11.00	225	$6.16	49	$6.13	37	2.29	$—
Exercisable at December 31	$11.05	224	$6.16	49	$6.13	37	2.29	$—
Vested and expected to vest at December 31	$11.00	225	$6.16	49	$6.13	37	2.29	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2021 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2021. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2021, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2021:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	8	2.68 years	Under $5	8
$5~$50	29	2.18 years	$5~$50	29
$50~$100	—		$50~$100	—
	37			37

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2019, 2020 and 2021.

As of December 31 2020 and 2021, there was no unrecognized compensation cost related to non-vested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2019, 2020 and 2021.

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2019	2020	2021
Taiwan operations	$(2,191)	$(1,129)	$(1,989)
Non-Taiwan operations	532	(164)	(1,436)
	$(1,659)	$(1,293)	$(3,425)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2019	2020	2021
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2019	2020	2021
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	10.14%	(0.47)%	(5.75)%
Expiration of net operating loss carryforwards	—	(31.92)%	(6.47)%
Other non-deductible expenses	(7.01)%	(3.99)%	(1.65)%
Cumulative effect of initially applying new accounting standards	13.13%	—	—
Change in deferred tax assets and valuation allowance	(43.38)%	10.52%	(10.32)%
Other	3.12%	1.86%	0.19%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2020	2021
Net operating loss carryforwards	$12,519	$13,079
Share-based compensation	315	324
Investments	141	145
Lease right-of-use assets	19	4
Intangible assets and goodwill	2	1
Other	50	54
	13,046	13,607
Less: valuation allowance	(13,046)	(13,607)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2019, 2020 and 2021 are as follows:

(in US$ thousands)	2019	2020	2021
Balance at beginning of year	$11,765	$12,732	$13,046
Subsequent reversal and utilization of valuation allowance	(17)	(87)	(81)
Changes to valuation allowance	723	1,585	575
Expirations	—	(1,720)	(221)
Exchange differences	261	536	288
Balance at end of year	$12,732	$13,046	$13,607

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2021, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$16,198	indefinite
Taiwan	43,359	2022~2031
	$59,557

Unrecognized Tax Benefits

As of December 31, 2019, 2020 and 2021, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2019, 2020 and 2021.

Our major tax paying components are all located in Taiwan. As of December 31, 2021, the income tax filings in Taiwan have been examined for the years through 2019.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026.  Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2021.

For a specific licensed game, we are committed to paying an incentive fee of $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2020 to January 2022. In January 2022, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2022 and expires on January 26, 2024, and the incentive fee is $20 thousand for every $600 thousand additional revenues generated during the extension term.

(c) Investment Agreements

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, shall be due on August 30, 2022 but is extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares. GigaMedia may elect to convert all or any part of the principal amount of the Note into the preferred shares to be issued at the Qualified Financing, among which (1) 20% of such outstanding principal amount shall be converted at a conversion price equal to 90% of the purchase price offered to the investors in such qualified financing, and (2) 80% of such outstanding principal amount shall converted at a conversion price equal to 100% of the purchase price offered to the investors in such qualified financing. In the event that any portion of the principal amount is converted into the ordinary or preferred shares, all the interest accrued but unpaid on such portion of principal amount shall be waived. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

In November 2021, Aeolus notified GigaMedia that it intended to issue series B preferred shares, par value of US$0.0001 per share (the “Series B Preferred Shares”), to certain new series B preferred shareholders for a subscription price of US$3.02 per share (the “Next Round Financing”). The Next Round Financing constituted a Qualified Financing as defined in the said Note. GigaMedia exercised its conversion right in accordance with the Note with respect to US$2,000,000 of principal amount at the conversion price of US$2.718 per share, effective December 30, 2021.   GigaMedia received 735,835 Series B Preferred Shares.

After the conversion, the outstanding principal amount under the note is US$8,000,000, and GigaMedia’s right to elect to convert the remaining amount upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, is not affected.

If assuming full conversion of the remaining principal amount of the Note into ordinary shares, we would beneficially own 2,666,666 ordinary shares. Along with the above 735,835 preferred shares, that would represent, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 3.56% of the total voting shares of Aeolus as of December 31, 2021.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. The Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under such a sentence ruled by the Taiwan Supreme Court dated May 17, 2021, apart from setting aside the previous judgments of the High Court against GigaMedia Cloud, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. As of the issue date of these consolidated financial statements, the Taiwan High Court has yet to issue its ruling. GigaMedia Cloud accrued its best estimate for the ultimate resolution of this claim. On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding GigaMedia Cloud’s net worth and accordingly, it will not have a material adverse impact on our financial condition, results of operations or cash flows.

NOTE 18. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We have only one segment, the digital entertainment business segment, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

Our Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of consolidated financial statements. Please refer to the consolidated statements of operations and comprehensive income (loss) for the related segment revenue and operating results.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follow:
(in US$ thousands)	2019	2020	2021
MahJong and casino casual games	$1,778	$1,833	$1,493
PC-based massive multiplayer online games	1,204	2,730	2,376
Mobile role playing games	3,538	2,270	1,522
Other games and game related revenues	125	42	101
	$6,645	$6,875	$5,492

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2019	2020	2021
Taiwan	$3,074	$3,743	$3,050
Hong Kong	3,571	3,132	2,442
	$6,645	$6,875	$5,492

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2021			December 31, 2020
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$88	$12	$1,897	$22	$4	$—
Hong Kong	—	—	74	—	—	—
	$88	$12	$1,971	$22	$4	$—

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2021, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.