Form 20-F
period 2022-12-31
GIGAMEDIA Ltd
filed 2023-04-28
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards

Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery pursuant to §240.10D-1(b). ☐

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
(v)
“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a wholly owned subsidiary incorporated under the laws of Taiwan; and
(vi)
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

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. While our Company’s consolidated financial statements are presented in U.S. dollars, a large portion of our operations are conducted through subsidiaries located in Taiwan, and therefore adopt NT dollars as their functional currency. Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 30.71, 27.68 and 28.48 to one U.S. dollar as of December 31, 2022, 2021 and 2020, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

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
•
our acquisitions and strategic investments, and our ability to successfully integrate any acquisitions into our operations;
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
•
direct and indirect impact from disease outbreaks and similar public health threats, including the coronavirus disease 2019 (COVID-19) global pandemic;
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

The digital entertainment market is highly competitive. Online game operators in Taiwan and Hong Kong are currently our primary competitors. Our major competitors in Taiwan and Hong Kong include Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GodGame Inc. (“GodGame”). In addition, we compete for users against various offline amusement and entertainment, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2022, 2021 and 2020, we incurred consolidated operating losses of US$3.0 million, US$4.0 million and US$2.2 million as well as net losses of US$2.8 million, US$3.4 million and US$1.3 million, respectively. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business. The key factors affecting our businesses include:

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

Our business could suffer if we do not successfully achieve and manage current growth and potential future growth.

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

While we are focused on strengthening our ability to develop our own casual games, we have historically sourced, and may in the future source, casual games, advanced casual games and other forms of digital entertainment services through licensing from developers in various regions where digital entertainment development is relatively established. We depend on our licensors to provide the necessary technical support for the operation of the licensed games as well as expansion packs and upgrades that sustain continuing interest in the games. The licensors’ ability and willingness to continually provide us sufficient support is very critical. Therefore, apart from the ability of our licensors’ continual development of the licensed games, we also need to maintain stable and satisfactory working relationships with our licensors in order to ensure the steady operation of our licensed games and our continued access to upgrades and new content of the games. Our ability to maintain satisfactory working relationships with our licensors may also influence our access to license new products developed by the same or other licensors. If our licensors fall short of providing us sufficient and continual support for the operation of licensed games, or if we are unable to maintain satisfactory relationships with our licensors, our financial condition, results of operations, future profitability and growth prospects may be materially and adversely affected.

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

The board of directors oversees our cyber risk management by periodical review of a summary for recent cybersecurity incidents and the execution of our risk management program. If a major and urgent incident were to occur, our board of directors would be responsible to make a prompt assessment of our countermeasures and mitigation actions.

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

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”), in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations for a lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment entered by the District Court be reversed and amended. The civil court of the second instance, the Taiwan High Court, ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $892,763). GigaMedia Cloud filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023 the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On April 21, 2023, we made a court appearance before the Taiwan High Court for the preliminary proceeding. As of the date of this annual report, the Taiwan High Court has not made any further decisions.

Our transactions with related parties may not benefit us and may harm our Company.

We have entered into several transactions with certain related parties in the past. We believe that we have conducted our related-party transactions on an arm’s-length basis and on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. However, we cannot assure you that all our future transactions with related parties will be beneficial to us. See Item 7, “Major Shareholders and Related Party Transactions” in this annual report.

Risks Related to Geopolitical and Macroeconomic Factors

An outbreak of disease or similar public health threat, such as a novel strain of coronavirus, could have a material adverse impact on our business, operating results and financial condition.

We are vulnerable to the general economic effects of disease outbreaks and similar public health threats. In March 2020, the World Health Organization declared the outbreak of COVID-19, a novel strain of coronavirus, to be a pandemic. The COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business and facilities globally, and impacted global economic activity. A public health pandemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We have offices in Taiwan and Hong Kong, which have not been as severely affected as compared to other regions in the world. Nonetheless, we have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the COVID-19 pandemic and future disease outbreaks.

During the course of the COVID-19 pandemic, governmentally imposed stay-at-home requirements resulted in some people, especially students (one of our target markets), utilizing online entertainment at a higher rate than prior to the pandemic. However, other groups were reluctant to spend on entertainment in light of the prolonged economic uncertainty resulting from the pandemic. As COVID-19 restrictions continue to be lifted or reduced, we may experience reduced usage of online entertainment. In addition, during the course of the COVID-19 pandemic, our Japanese and Korean licensors have experienced considerable adverse impacts, which resulted in delays in providing support, upgrades and new content, which negatively impacted our ability to sustain interest in games licensed from these licensors.

If there are future health crises, or if there are resurgence events with respect to the COVID-19 pandemic, that result in further impositions of prolonged and intensified shutdowns in Taiwan or Hong Kong, our daily operations may be further hindered, and our offline marketing activities could be indefinitely postponed, which would impact our sales and operating results. Further, if such developments have an increased or sustained adverse impact on the ability of our licensors to provide quality content updates and support in a timely manner, our sales and operating results could be adversely impacted.

The extent to which COVID-19 or any future epidemic or pandemic will impact our business and results, including the ability of our customers to spend on online entertainment, is dependent on future developments, which are uncertain and unpredictable, including the severity of such outbreaks and the actions taken to contain it or treat its impact. Although business operations have begun to normalize, the resumption of fully normal business operations may be delayed or constrained by lingering effects of the COVID-19 pandemic on us or our suppliers and third-party service providers and the potential occurrence of COVID-19 resurgence events. Notwithstanding the continuing normalization of business operations as the COVID-19 pandemic has subsided, we may experience material and adverse impacts as a result of the long-term global economic impact of the COVID-19 pandemic.

The impact of COVID-19 may also exacerbate other risks discussed in this annual report, which could have a material effect on us. This situation is continuing to evolve and impacts may arise that we are not currently aware of.

Our results of operations and financial condition may be affected by political instability as well as the occurrence of natural disasters and epidemics.

We operate our digital entertainment business in Taiwan, Hong Kong and Macau. Political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Taiwan, can result in disruption to our business. For example, the 2019 civil unrest in Hong Kong caused a few days of disruption to our Hong Kong operations. Our business also could be adversely affected by the effects of regional or global epidemics or pandemics, as has occurred with respect to influenza A virus subtypes, such as H1N1 and H5N1, SARS, and COVID-19. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees, or reduced productivity in an emergency remote working plan due to part or all of our personnel being under voluntary or compulsory home quarantine requirements. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our services.

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

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years, particularly as a result of the ramifications of the COVID-19 global pandemic and government measures undertaken in response to the pandemic and the current inflationary environment. It is unclear how long such instability and volatility will continue, and how much adverse impact such instability and volatility or any such downturn might have on the economies of Greater China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in Greater China or in overseas markets could cause our game players to reduce their spending on our games and reduce our revenues. While Taiwan and Hong Kong have not been impacted as severely by the COVID-19 as compared to other regions, consumer confidence in both regions had dipped to its lowest levels in recent years before recovering, which tend to decrease ability and willingness to spend on entertainment. A deterioration of the local COVID-19 situation, including as a result of any resurgence events or the emergence of new disease variants, and any resulting government measures, such as intensified stay-at-home order or even full shutdown in Taiwan or Hong Kong, could further decrease such spending.

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

Risks Related to Ownership of our Shares

Our Shares are listed on The Nasdaq Capital Market and if we fail to meet the standards for continued listing of our Shares on Nasdaq, the Shares could be delisted from The Nasdaq Capital Market.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2022, the closing prices of our Shares on The Nasdaq Capital Market ranged from US$1.17 to US$2.32 per share, and the closing price on April 11, 2023 was US$1.41. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

A substantial percentage of our outstanding Shares are beneficially owned by Mr. John-Lee Andre Koo, who accordingly has considerable influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and his interests may differ from yours.

As of March 31, 2023, Mr. John-Lee Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has considerable influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

Our Company is incorporated under the laws of the Republic of Singapore. Our corporate affairs are governed by our memorandum and articles of association (collectively, our “Constitution”) and by the applicable laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States and, therefore, our shareholders may have more difficulty protecting their interests in connection with actions against us or our affiliates, including our management or members of our board of directors, than they would as shareholders of a corporation incorporated in the United States.

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

Anti-takeover provisions under the Singapore Securities and Futures Act 2001 and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of our Company, which could adversely affect the price of our Shares.

The Singapore Code on Take-overs and Mergers (the “Code”), issued pursuant to Section 321 of the Singapore Securities and Futures Act 2001 regulates the acquisition of ordinary shares of, inter alia, listed public companies and contains certain provisions that may delay, deter or prevent a future takeover or change of control of our Company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of the voting shares in our Company must, except with the prior consent of the Singapore Securities Industry Council (the “SIC”), extend a takeover offer for the remaining voting shares in our Company in accordance with the provisions of the Code. Likewise, any person holding between 30% and 50% of the voting shares in our Company, either on his own or together with parties acting in concert with him, must, except with the prior consent of the SIC, make a takeover offer in accordance with the provisions of the Code if that person together with parties acting in concert with him acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2022, the first quarter of 2023 and in prior periods, we believe that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which presently comprise our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

While the COVID-19 pandemic had required people to stay home more, which caused some people, especially students (one of our target markets), to seek online entertainment at a higher rate, other groups became reluctant to spend on entertainment in light of the prolonged economic uncertainty resulting from the pandemic. In addition, our Japanese and Korean licensors were considerably impacted by the COVID-19 pandemic, and delays in providing support, upgrades and new content had a negative impact on the ability to sustain interest in the games licensed from these licensors. As life is gradually returning to a post-COVID normal routine, we expect there to be a slight decline of revenues from our student customers, but also better coordination with our licensors.

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

Our revenues generated from MahJong and other casual games were approximately US$1.3 million in 2022, decreased from US$1.5 million in 2021 and US$1.8 million in 2020.

Role-Playing and Sports Games

In Taiwan and Hong Kong, we offer through our FunTown platform online games of various sub-genres besides MahJong and other card or table games.

In June 2006, we launched the PC-based online sports game Tales Runner. Tales Runner is a PC-based multiplayer obstacle running game in which players compete by running, jumping, dashing and using items. With its fairy-tale style and constantly changing running tracks, Tales Runner has been a popular game in Hong Kong.

Our revenues generated from Tales Runner were approximately US$3.4 million in 2022, significantly increased from US$2.4 million in 2021 and US$2.7 million in 2020. The increase was mainly due to our efforts in revitalizing and boosting this 16-year-old game in light of Hong Kong students’ prolonged periods under stay-home requirement arising from the COVID-19 pandemic.

Traditionally, for our PC-based online games, players download and install client software from our websites. Our online games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

From 2015 to 2022, we launched eleven mobile role-playing online games, or RPGs. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2022, the accumulated sales revenues of Yume100 since its launch were approximately US$12.4 million. Leveraging the operating experience of Yume100, in mid-December 2017, we launched Akaseka, a similarly female-oriented game. Furthermore, we launched Shinobi Master New Link, a male-oriented game, in April 2019.

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

Game Sources

In-house development of Casual Games

We develop the casual games offered on our FunTown game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration onto our FunTown platform. In order to support product development capabilities and develop our proprietary online games, we intend to expand our browser/mobile-based games development capabilities. We made a direct investment of more than $1.1 million during 2022 in developing our own offerings.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2022, we had an aggregate of approximately 9.0 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2022, we recorded approximately 43,000 active paying users.

Competition

Our primary competitors in the digital entertainment business are online game operators based in Taiwan and Hong Kong. Our major competitors in Taiwan include Soft-World, IGS, UserJoy and GodGame.

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

Seasonality

Our business experiences seasonality in the form of slower sales of FunTown’s digital entertainment business in the second and fourth quarters. In recent years, our first and third quarters have been our strongest revenue periods due to the Chinese New Year holidays, students’ winter and summer vacations, as well as anniversary promotion campaigns in the third quarter for one of our popular games. The prolonged school closures arising from the COVID-19 pandemic also had significant positive impact on our revenues as students (one of our target markets) sought online entertainment at a higher rate.

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

The Protection of Children and Youths Welfare and Rights Act

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

Computer Software Ratings

In July 2006, the Ministry of Economic Affairs announced the Computer Software Ratings pursuant to the Protection of Children and Youths Welfare and Rights Act, which took effect in January 2007. These regulations were amended on May 29, 2012 and renamed the Game Software Rating Management Regulations, and were last amended on May 23, 2019. Matters related to game software rating have been changed to the jurisdiction of the Ministry of Digital Development after August 27, 2022, they are originally under the jurisdiction of the Ministry of Economic Affairs. The definition of “game software” and the rating system have been significantly modified in the 2012 amendment. Game software means software that integrates digitalized text, sound, visual effects, music, pictures, images or animation, which allows users to achieve certain goals of the game by operation of electronic equipment such as computer, hand-held or wearable reality devices, but excluding software installed upon the “electronic game arcade” as defined in the Electronic Game Arcade Business Regulation Act. Manufacturers, distributors, agents, sellers, rental service operators, disseminators, exhibitors and download providers are responsible for the administration of ratings. There are five ratings: (i) Restricted (allowed for ages 18 and above); (ii) Parental Guidance 15 (allowed for ages 15 and above); (iii) Parental Guidance 12 (allowed for ages 12 and above); (iv) Parent Protection (allowed for ages 6 and above); and (v) General Audience (suitable for all ages). According to the 2012 amendment, game software that uses virtual currency to play simulated MahJong, poker, dice, steel ball, horse racing, roulette, slot machine and other games of similar nature, and the outcome of the games may result in increase or decrease of the virtual currency, must be rated as Parental Protection. If the contents of such game software meet the requirements under the rating criteria for Restricted, Parental Guidance 15 or Parental Guidance 12, such games must be rated accordingly. Furthermore, according to the 2018 amendment, games adopting chess or puzzle as the main content must be provided with warning statements showing that it may not be used for gambling or the engagement of any violation of laws and regulations or other similar conducts. In addition, according to the 2019 amendment, “card and intelligence-beneficial entertainment games” differ from the “chess games.” However, games shall be rated “PG 15” (age of 15 or above), if virtual game tokens are used and increase or decrease when performing the games. If that is not the situation, the games shall be rated “PG 12” (age of 12 or above). The rating must be indicated on the product package or next to the user’s guide, downloaded page, homepage or link for the game. If the purchase of game points (cards), virtual game currencies or virtual treasures are used as payment methods, the content and amount of payment, content or services that require additional payment, or other similar warnings shall be also provided.

Online Game Regulations and Standard Contract Template

The Ministry of Economic Affairs and the Consumer Protection Commission, pursuant to the Consumer Protection Act, announced the Regulations Mandatory and Prohibitory Provisions of Standard Contracts to Be Used for the Online Game Services, and also published a standard contract template that sets out permitted terms and limitations with respect to online game services offered in Taiwan. The regulations and the standard contract template were last amended in August 2022. Generally, consumers should be given at least three days to review such contract. Amendments or changes to fees payable for services offered must be publicly announced at least thirty days prior to such amendment and notification of such amendment was provided to consumers. For lucky draw events in which consumers pay for opportunities to obtain goods or activities, the online game operator is required to provide full disclosure of complete information, including by clarifying the content of lucky draw events and potential awards. Furthermore, since January 1, 2023, in order to ensure that consumers can correctly identify and monitor their own consumption, the online game operator must clearly specify the "probability" of the consumer obtaining the goods or activities. When a consumer’s ID and/or password has been compromised, the online game operator must provide assistance and information to him or her. Consumer game records must be maintained by each online game operator for a minimum period of thirty days and shall be open to inspection by such consumers. Suspension periods for consumers who have breached the terms of their online game contracts may not exceed seven days. The termination date of online game operation must be publicly announced at least thirty days prior to such date, and notification must be provided to consumers. The online game operator cannot limit the use period of purchasing the game points in the online game contract. Furthermore, the online game operator cannot specify in the online game contract that it has the right to interpret the contract terms and conditions. Under the Consumer Protection Act, an online game operator using the online game contract that violates the above mandatory or prohibitory provisions and fails to take corrective actions ordered within the time limit prescribed by the competent authorities shall be punished by an administrative fine of NT$30,000 to NT$300,000, unless the law provides otherwise. Moreover, if an online game operator fails to take corrective actions within the time limit prescribed by the competent authorities, it shall be punished for each violation by an administrative fine of NT$50,000 to NT$500,000.

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

Our Company is incorporated under the laws of the Republic of Singapore and is subject to the provisions of the Companies Act 1967 of Singapore (the “Companies Act”). Under the Companies Act, Singapore-incorporated companies are required to issue physical share certificates to registered shareholders as prima facie evidence of a registered shareholder’s title to the shares and there are no exceptions to or exemptions from this requirement that would enable us to amend our constitutional documents to allow for the issue of non-certificated shares. Therefore, we are not able to comply with the DRS eligibility provisions of Rule 5210(c).

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
(Cayman)
GigaMedia (Cayman) Limited
(Cayman)
Cambridge Entertainment Software Limited
(BVI)
GigaMedia (HK) Limited
(HK)
GigaMedia Freestyle Holdings Limited
(BVI)
Megabiz Limited
(BVI)
FunTown World Limited
(BVI)
Hoshin GigaMedia Center Inc.
(Taiwan)
FunTown Branch
GigaMedia Cloud Services Co. Ltd.
(Taiwan)
Giga Development Corporation
(Taiwan)
FunTown Hong Kong Limited
(HK)

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

D. Property, Plant and Equipment

As of April 6, 2023, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

A. Operating Results

The following selected consolidated balance sheet data as of December 31, 2022 and 2021 and the selected consolidated statement of operations data for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2020, 2019 and 2018, and the selected consolidated statement of operations data for the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements for the years ended December 31, 2019 and 2018, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2022	2021	2020	2019	2018
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$5,585	$5,492	$6,875	$6,645	$7,101
COSTS OF REVENUES
Cost of digital entertainment service revenues	(2,335)	(2,584)	(2,956)	(3,064)	(3,585)
GROSS PROFIT	3,250	2,908	3,919	3,581	3,516
OPERATING EXPENSES
Product development and engineering expenses	(1,110)	(1,449)	(1,327)	(1,186)	(1,091)
Selling and marketing expenses	(1,644)	(1,729)	(1,618)	(1,995)	(3,297)
General and administrative expenses	(3,515)	(3,697)	(3,121)	(3,182)	(3,684)
Impairment loss on property, plant, and equipment	—	—	—	(109)	—
Impairment loss on intangible assets	—	—	—	(15)	—
Impairment loss on prepaid licensing and royalty fees	—	—	—	(85)	(244)
Other	(2)	(7)	(5)	(24)	(23)
Total operating expense	(6,271)	(6,882)	(6,071)	(6,596)	(8,339)
Loss from operations	(3,021)	(3,974)	(2,152)	(3,015)	(4,823)
Income tax benefit	—	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	$(2,752)	$(3,425)	$(1,293)	$(1,659)	$(3,193)
Earnings (loss) per share (in dollars):
Basic and diluted	$(0.25)	$(0.31)	$(0.12)	$(0.15)	$(0.29)

There were no dividends declared in 2022, 2021, 2020, 2019 and 2018.

As of December 31,

(in thousands US$, except for number of issued shares)

	2022	2021	2020	2019	2018
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$47,826	$42,582	$46,525	$58,893	$60,595
Investment in securities - noncurrent	2,371	10,322	10,000	—	—
Property, plant and equipment-net	103	88	22	—	121
Intangible assets-net	19	12	4	—	38
Total assets	52,136	55,518	57,023	59,222	61,445
Total current liabilities	2,637	3,216	2,923	3,584	3,273
Total GigaMedia’s shareholders’ equity	48,606	50,852	54,097	55,544	58,172
Ordinary shares, no par value, and additional paid-in capital	308,752	308,752	308,752	308,751	308,750

Number of issued shares (in thousands)	11,052	11,052	11,052	11,052	11,052

Overview

We are a diversified provider of digital entertainment services. Our only segment and principal business is our digital entertainment service business, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia. We operate our digital entertainment business in Taiwan, Hong Kong and Macau through FunTown.

In 2022, we had total operating revenues of approximately US$5.6 million, which represents an increase of approximately US$0.1 million year-over-year. Our total costs and expenses decreased by approximately US$0.9 million year-over-year to US$8.6 million, primarily due to our efforts in improving gross margin and curbing growth of expenditures in the current inflationary environment. We incurred an operating loss of approximately US$3.0 million, which represents a decrease of loss of approximately US$1.0 million year-over-year. We recognized a non-operating income of approximately US$269 thousand, compared to income of approximately US$0.5 million in the prior year, primarily because of the increased interest income and the gain on changes in the fair value of a financial instrument, partly offset by the foreign exchange loss. We did not recognize any significant income tax benefits or expenses in 2022 or 2021. We recognized a net loss of approximately US$3.0 million, which represents a decrease of loss of US$0.4 million year-over-year, primarily resulting from the aforementioned factors.

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

Certain Significant Events Affecting Our Results of Operations for 2022, 2021 and 2020

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

The Note, which bears interest at a rate of 2% per annum, was due on August 30, 2022 but was extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be converted at our option upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

Effective December 30, 2021, we received 735,835 shares of the Series B preferred shares issued by Aeolus by converting 20% of the US$10,000,000 principal amount of the Note. The conversion was exercised in accordance with the right under the Note at the conversion price of US$2.718 per share. After the conversion, the outstanding principal amount under the Note was US$8,000,000.

On July 29, 2022, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the Note to extend the original August 30, 2022 maturity date to August 30, 2023.

If assuming full conversion of the remaining principal amount of the Note into ordinary shares, we would beneficially own 2,666,666 ordinary shares. Along with the above 735,835 preferred shares, that would represent, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 3.16% of the total voting shares of Aeolus as of December 31, 2022.

COVID-19

While our operations in Taiwan and Hong Kong have not been severely affected through the date of this Annual Report, we are unable to predict whether there will be significant COVID-19 resurgence events or the extent to which the global COVID-19 pandemic, or its long-term consequences, may adversely impact our business operations, financial performance and results of operations for fiscal year 2023. We have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also established a contingency plan to ensure our business continuity against the COVID-19 pandemic and future epidemics or pandemics. We will continue to monitor global events and respond accordingly to any potential business disruptions that may occur.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2022		2021		2020
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$5,585	100.0	$5,492	100.0	$6,875	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(2,335)	(41.8)	(2,584)	(47.1)	(2,956)	(43.0)
Gross profit	3,250	58.2	2,908	52.9	3,919	57.0
OPERATING EXPENSES
Product development and engineering expenses	(1,110)	(19.9)	(1,449)	(26.4)	(1,327)	(19.3)
Selling and marketing expenses	(1,644)	(29.4)	(1,729)	(31.5)	(1,618)	(23.5)
General and administrative expenses	(3,515)	(63.0)	(3,697)	(67.3)	(3,121)	(45.4)
Other	(2)	0.0	(7)	(0.1)	(5)	(0.1)
Total operating expenses	(6,271)	(112.3)	(6,882)	(125.3)	(6,071)	(88.3)
Loss from operations	(3,021)	(54.1)	(3,974)	(72.4)	(2,152)	(31.3)
NON-OPERATING INCOME (EXPENSES), NET	269	4.8	549	10.0	859	12.5
LOSS BEFORE INCOME TAXES	(2,752)	(49.3)	(3,425)	(62.4)	(1,293)	(18.8)
INCOME TAX BENEFIT	—	0.0	—	0.0	—	0.0
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,752)	(49.3)	$(3,425)	(62.4)	$(1,293)	(18.8)

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

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income and expenses include interest income and expenses, gain or loss on sales and fair value changes of investment in securities, and foreign exchange gain or loss.

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

Year to Year Comparisons

Please refer to the Item 5 in our previously filed Annual Report on Form 20-F for the year ended December 31, 2021 for the comparisons of our results of operations in fiscal years 2021 and 2020.

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

Accordingly, in recent years we have been implementing a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements, and selectively introducing licensed games. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was US$1.1 million, US$1.4 million and US$1.3 million during 2022, 2021 and 2020, respectively.

In prior years, we also invested further to enhance our customer relationship management system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2022		2021		2020
	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands	% Change from 2020	Amount in US$ thousands
Operating revenues	$5,585	1.7%	$5,492	(20.1)%	$6,875
Cost of revenues	(2,335)	(9.6)%	(2,584)	(12.6)%	(2,956)
Gross profit	$3,250	11.8%	$2,908	(25.8)%	$3,919
Gross margin	58.2%		52.9%		57.0%

Operating Revenues

Our operating revenue in 2022 increased by 1.7% from 2021. Revenues from mobile games declined to US$0.8 million in 2022 from US$1.5 million in 2021, while revenues from a certain licensed sports game increased by US$1.0 million, or 42.9%, to US$3.4 million in 2022 from US$2.4 million in 2021, mainly because repeated school closures in Hong Kong created more chances for pupils to seek online entertainments, offsetting the negative impact of delays in our Japanese and Korean licensors’ provision of support, upgrades and new content, resulting from the COVID-19 pandemic. Revenues from our legacy MahJong and casino games were US$1.3 million in 2022, down from US$1.5 million in 2021.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly introduced licensed game.

Our gross profit was US$3.3 million in 2022 as compared to US$2.9 million in 2021. Gross profit margin was 58.2 % in 2022 as compared with 52.9% in 2021, as a large portion of the revenues were from the aforementioned licensed sports game, which carry lower costs in licensing and royalty fees compared to other licensed games.

Operating Expenses

	For the Year Ended December 31,
	2022		2021		2020
	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands	% Change from 2020	Amount in US$ thousands
Product development and engineering expenses	$(1,110)	(23.4)%	$(1,449)	9.2%	$(1,327)
Selling and marketing expenses	(1,644)	(4.9)%	(1,729)	6.9%	(1,618)
General and administrative expenses	(3,515)	(4.9)%	(3,697)	18.5%	(3,121)
Other	(2)	(71.4)%	(7)	40.0%	(5)
Total operating expenses	$(6,271)	(8.9)%	$(6,882)	13.4%	$(6,071)
Percentage of operating revenues	(112.3)%		(125.3)%		(88.3)%
Loss from operations	$(3,021)	(24.0)%	$(3,974)	84.7%	$(2,152)
Operating margin	(54.1)%		(72.4)%		(31.3)%

Operating expenses decreased by US$0.6 million, or 8.9%, to US$6.3 million in 2022.

In 2022, our efforts to curb expenditure growth in the current inflationary environment resulted in the decrease in overall operating expenses.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$1.1 million in 2022, which comprised mainly personnel related expenses. This amount was reduced from the amounts in 2021 and 2020 as we streamlined the workforce of our development team. With a slimmer team in place for 2023, we plan to continue our exploration of digital entertainment to further develop our own products and services.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 4.9% from US$1.7 million in 2021 to US$1.6 million in 2022, primarily due to the effect of a stronger U.S. dollar against NT dollar in 2022, resulting in a smaller U.S. dollar amount for local expenses.

General and Administrative and Marketing Expenses

General and administrative expenses amounted to US$3.5 million in 2022, slightly decreased from US$3.7 million in 2021, primarily due to the effect of a stronger U.S. dollar against NT dollar in 2022, resulting in a smaller U.S. dollar amount for local expenses.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2022		2021		2020
	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands	% Change from 2020	Amount in US$ thousands
Interest income	$718	184.9%	$252	(58.9)%	$613
Gain on sales of investment - debt securities	—	(100.0)%	125	N/A	—
Foreign exchange gain (loss), net	(941)	(871.3)%	122	(38.7)%	199
Changes in the fair value of investment in equity securities recognized at fair value	409	N/A	—	—	—
Other non-operating income (expenses), net	83	66.0%	50	6.4%	47
Non-operating income (expenses), net	$269	(51.0)%	$549	(36.1)%	$859

Non-operating income, net was US$269 thousand in 2022 as compared to income of US$0.5 million in 2021 and income of US$0.9 million in 2020. Non-operating income, net in 2022 primarily included (1) interest income of US$718 thousand generated from bank deposits and accrued from the convertible note of Aeolus, (2) gain of US$409 thousand on changes in the fair value of the preferred shares of Aeolus, and (3) foreign exchange loss of US$941 thousand. Non-operating income, net in 2021 primarily included (1) interest income of US$0.3 million generated from bank deposits and accrued from the convertible note of Aeolus, (2) foreign exchange gain of US$122 thousand, and (3) gain on sales of investment - debt securities of US$125 thousand, including a gain of US$46 thousand from the partial conversion of the convertible note of Aeolus. In 2022, 2021 and 2020, the foreign exchange gain or loss were mainly arising from inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations. The increase in foreign exchange loss, net in 2022 was primarily attributable to the effect of a stronger U.S. dollar against the NT dollar as compared to 2021.

Income Tax Benefit

	For the Year Ended December 31,
	2022		2021		2020
	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands	% Change from 2020	Amount in US$ thousands
Loss before income taxes	$(2,752)	(19.6)%	$(3,425)	164.9%	$(1,293)
Income tax benefit	—	N/A	—	N/A	—
Net loss attributable to shareholders of GigaMedia	$(2,752)	(19.6)%	$(3,425)	164.9%	$(1,293)

In 2022 and 2021, no significant income tax benefits or expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B. Liquidity and Capital Resources

Our principal source of liquidity in the year ended December 31, 2022, was our cash on hand. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2022 and 2021, we have established strong relationships with financial institutions and expect to be able to secure lines of credit to fulfill operating and strategic needs.

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

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2022	2021	2020
Net cash used in operating activities	$(2,509)	$(4,135)	$(2,075)
Net cash used in investing activities	(70)	(17)	(10,041)
Net cash used in financing activities	—	—	—
Exchange difference	(75)	(89)	(156)
Net decrease in cash, cash equivalents and restricted cash	(2,654)	(4,241)	(12,272)
Cash, cash equivalents and restricted cash at beginning of year	41,761	46,002	58,274
Cash, cash equivalents and restricted cash at end of year	$39,107	$41,761	$46,002

OPERATING ACTIVITIES. In 2022, our net cash used in operating activities was approximately US$2.5 million. We collected US$6.5 million in cash from our customers, paid US$2.6 million for license fees, royalties and channel costs, and paid approximately US$6.3 million to employees, suppliers and vendors. In 2021, our net cash used in operating activities was approximately US$4.1 million. We collected US$5.4 million in cash from our customers, paid US$1.9 million for license fees, royalties and channel costs, and paid approximately US$7.8 million to employees, suppliers and vendors. In 2020, our net cash used in operating activities was approximately US$2.1 million. We collected US$6.5 million in cash from our customers, paid US$2.6 million for license fees, royalties and channel costs, and paid approximately US$6.3 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2022 was US$70 thousand, which was primarily used for the purchase of property, plant and equipment. Our net cash used in investing activities in 2021 was US$17 thousand, which was primarily used for the purchase of property, plant and equipment. Our net cash used in investing activities in 2020 was US$10.1 million, which was primarily used for the purchase of the convertible note of Aeolus (please refer to note 8 of our consolidated financial statements for additional information).

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2022, 2021 and 2020 was nil.

We believe that our existing cash, cash equivalents and restricted cash, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2023. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash, cash equivalents and restricted cash to fund future operations.

Obligations and Capital Expenditures

As of December 31, 2022, we had the following contractual obligations:

	As of December 31,2022
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$455	$838	$69	$—	$1,362
Royalty fees	20	—	—	—	20
Total contractual cash obligations	$475	$838	$69	$—	$1,382
Operating leases represent obligations under lease agreements with respect to certain office premises that we rent for operation.

In addition, we have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2022. For a specific licensed game, we are committed to paying an incentive fee of $20 thousand to the licensor for every $600 thousand in additional revenues generated from the game during the agreement period from January 2022 to January 2024. Since the revenues from particular games are unpredictable, the table above only reflects incentive fee commitments that have been triggered by crossing the relevant revenue thresholds.

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, intangible assets and other deferred assets were US$70 thousand, US$93 thousand and US$32 thousand for 2022, 2021 and 2020, respectively. Capital expenditures during 2022 were primarily for software and computer hardware equipment for our digital entertainment business and for general corporate use. Our capital expenditure plans for 2023, which we expect to be primarily in software and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2023 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2022, 2021 and 2020, the legal reserves of Hoshin GigaMedia were approximately US$1.5 million, US$1.5 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2022, 2021 and 2020, we incurred US$1.1 million, US$1.4 million and US$1.3 million, respectively, in research and development activities.

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

We are in the process of extending our products and services from a PC-based platform to browser/mobile platforms. We have a strong offering of casual games including Asian card-based games and MahJong and a good track record of developing and monetizing them, especially in the types of games that are most popular – casino games, such as poker, slots and MahJong. We are now leveraging that expertise to transition our game portfolio from social casino games designed for PC usage to other genres of digital entertainment for casual leisure and mobile play.

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2022, 2021 and 2020” for a discussion of the most recent trends in our operating costs and revenues since the end of 2022. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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
Valuation of Debt and Equity Securities

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

We have not made any material changes in the accounting methodology used to estimate the service period of the virtual goods and the breakage amount during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate the deferral and recognition of revenues. However, if actual results are not consistent with our estimates and assumptions used to calculate the deferral and recognition of revenues, we may be exposed to risks of inappropriately early or late recognition of the related revenues.

Valuation of Investment in Securities

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value of investment in securities based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as the income approach, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk, or the market approach, where we derive the implied value of financial instruments for the target company from a recent transaction involving the target company’s own securities. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. Please see note 4 to our consolidated financial statements for additional information.

We have not made any material changes in the accounting methodology used to evaluate investment in securities during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to evaluate fair values of the securities. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	68	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	71	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	61	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	75	Independent Non-Executive Director	2013(4)
TUNG, Casey K.	72	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2012/2011(5)
HUANG, Billy Bing-Yuan	65	Independent Non-Executive Director	2013(6)

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

JOHN PING CHANG HUANG is an independent non-executive director of our Company. He is currently the Chairman of the Global Hospitality Group Inc. Mr. Huang served as the Chairman of Grand Pacific Investment & Development Co., Ltd., as well as Beijing He Qiao Property Management Co., Ltd., and CTC Group INC. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan. Mr. Huang is the elder brother of Mr. Billy Bing-Yuan Huang.

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

CASEY K. TUNG is an independent non-executive director of our Company. Mr. Tung is a retired Certified Public Accountant in California after 40 years of serving local companies and public listed companies in Taiwan and China. He practiced in the areas of assurance, taxation and advisory on matters such as mergers and acquisitions, financing, and reorganizations. Mr. Tung is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. He has served as an independent director of Chailease Holding Co Ltd. in 2020. He holds a Master of Science degree in Business Administration from California State University, Long Beach and a Bachelor of Commerce degree from Soochow University in Taiwan.

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

Board Diversity Matrix (As of April 20, 2023)
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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.5 million. For information regarding pension and retirement benefits, see note 12 to our consolidated financial statements.

As of December 31, 2022, the total outstanding number of share options granted to our directors and officers was 12,000. As of December 31 2022, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2023, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

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

Employee Share Option Plans and Equity Incentive Plans

2004 Employee Share Option Plan

At the June 2004 Annual General Meeting, our shareholders approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 ordinary shares (1,400,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made and the number of shares subject to grant vesting schedule. The maximum contractual term under the 2004 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options.

2006 Equity Incentive Plan

At the June 2006 Annual General Meeting, our shareholders approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 1,000,000 ordinary shares (200,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term under the 2006 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

2007 Equity Incentive Plan

At the June 2007 Annual General Meeting, our shareholders approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 2,000,000 ordinary shares (400,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term under the 2007 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited.

Employment of Executive Officers

Officers are selected by and serve at the discretion of our board of directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our Company.

C. Board Practices

Our board of directors currently comprises six directors, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Constitution and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal 2022, our board of directors met three times, and all members of the board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal 2022, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Casey K. Tung, Nick Chia-En Liu and Billy Bing-Yuan Huang. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5)reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Constitution and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal 2022, our audit committee met five times.

Our compensation committee currently consists of Casey K. TUNG and John Ping Chang HUANG. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the Board with respect to non-employee director compensation; and (4) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal 2022, our compensation committee met two times.

We do not have a separate nominations committee of the board of directors. In accordance with Nasdaq Rule 5605(e), director nominees are recommended for the board's selection by the independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate.

D. Employees

The following table sets out a breakdown of the number of our full-time employees by function as of December 31, 2022, 2021 and 2020, respectively:

	December 31
Function	2022	2021	2020
Development	27	41	48
Operation	37	41	43
Customer Service	13	16	19
Administrative Support	24	25	25
	101	123	135

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2022	2021	2020
Taipei City, Taiwan	87	108	117
Hong Kong	14	15	18
	101	123	135

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2023:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	1,073,566	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
TUNG, Casey K.	—	*
HUANG, Bing-Yuan	—	*
HONG, Chin Fock	—	*
Directors and executive officers as a group of 6 individuals	1,073,566	12,000

* Less than 1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2023 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
John-Lee Andre Koo(1)	2,159,999	19.54%
James Cheng-Ming Huang(2)	1,073,566	9.71%
Collin Hwang(3)	696,435	6.30%
Jonathan Honig(4)	1,105,145	9.99%

(1)
Based on a Schedule 13G/A filed on August 14, 2017, through Champion Allied Limited, a British Virgin Islands company, and Symporium (PTC) Ltd, as trustee for Citadelle Trust, John-Lee Andre Koo has beneficial ownership of 2,159,999 ordinary shares of our Company. On the 16th of November, 2015, John-Lee Andre Koo transferred his shareholding vehicle for shares of GigaMedia Limited from Best Method Limited to Champion Allied Limited. On the 14th of August, 2017, John-Lee Andre Koo transferred his share in Champion Allied Limited to Symporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. John-Lee Andre Koo is the settlor of Citadelle Trust and exercises sole voting and investment power over all of the shares of GigaMedia Limited held by Symporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. The Citadelle Trust is a revocable trust and John-Lee Andre Koo is the sole beneficiary of the trust. The address for John-Lee Andre Koo is No.6-1, Aly. 72, Ln. 114, Sec. 7, Zhongshan N. Rd., Shilin Dist., Taipei City 111, Taiwan, Republic of China.
(2)
James Cheng-Ming Huang has beneficial ownership of 1,073,566 ordinary shares of our Company as of March 31, 2022. James Cheng-Ming Huang’s address is 8F, No.22, Lane 407, Sec. 2 Tiding Blvd., Neihu Dist., Taipei City 114, Taiwan, Republic of China.
(3)
Based on the Schedule 13G filed with the SEC on June 19, 2017, Collin Hwang has beneficial ownership of 696,435 shares of our Company. Collin Hwang’s address is 11F, No.36-10, Sec. 1, Fu-hsing South Rd., Taipei, Taiwan
(4)
Based on the Schedule 13G/A filed with the SEC on February 2, 2023, Jonathan Honig has beneficial ownership of 1,105,145 ordinary shares of our Company as follows:
(a)
Includes (i) 5,145 shares held by Mr. Jonathan Honig (“Mr. Honig”) as UTMA custodian for Morgan Honig, (ii) 5,400 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 6,800 shares held by Mr. Honig as UTMA custodian for Jett Honig.
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

The address of Jonathan Honig is 5825 Windsor Court, Boca Raton, Fl 33496.

As of March 31, 2023, we had 11,052,235 Shares outstanding, of which 6,017,090 Shares representing 54.44% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2022, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,733,747 shares.

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. None of our major shareholders have voting rights different from those of our other shareholders.

B. Related Party Transactions

Since January 1, 2022 through March 31, 2023, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

ITEM 9. THE OFFER AND LISTING

Our Shares have been listed and traded on The Nasdaq Capital Market of The Nasdaq Stock Market under the symbol “GIGM” since February 18, 2000.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our current amended and restated memorandum and articles of association (the “Constitution”), the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 30, 2014, were first adopted on our date of incorporation and have been amended since that date. We incorporate by reference into this annual report the description of certain significant provisions of our Constitution contained in our annual report for the year ended December 31, 2007 on Form 20-F, filed with the SEC on June 30, 2008.

There are no limitations imposed by Singapore law or by our Constitution on the right of a non-resident or foreign owner to hold or vote the Shares.

C. Material Contracts

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus, a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, was due on August 30, 2022 but was extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

On November 3, 2021, Aeolus notified GigaMedia that it intended to issue series B preferred shares, par value US$0.0001 per share (“Series B Preferred Shares”), to certain new series B preferred shareholders for a subscription price of US$3.02 per share (the “Next Round Financing”). The Next Round Financing constituted a Qualified Financing, as defined in the said Note. GigaMedia exercised its conversion right in accordance with the Note with respect to US$2,000,000 of principal amount at the conversion price of US$2.718 per share, effective December 30, 2021. After the conversion, the remaining outstanding principal amount of the Note was US$8,000,000. GigaMedia received 735,835 Series B Preferred Shares.

On July 29, 2022, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the Note to extend the original August 30, 2022 maturity date to August 30, 2023.

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

The normal tax rate for corporate profits in Singapore is 17%, with a certain amount of normal chargeable income exempt from tax. Resident individuals deriving chargeable income above certain amount are subject to tax at progressive rates ranging from 2% to 22% with effect from Year of Assessment 2017 (income year 2016) to 2023 (income year 2022). From Year of Assessment 2024 (income year 2023) onwards, the tax on income of resident individuals will range from 2% to 24%.

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

Stamp Duty

There is no stamp duty payable in respect of the issuance and holding of our Shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer (including electronic documents) of the shares at the rate of S$2.00 for every S$1,000 or any part thereof, of the consideration for or market value of the Shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Where an instrument is executed outside Singapore (and not received in Singapore), or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing Shares. However, stamp duty would be payable if an instrument of transfer which is executed outside Singapore is received in Singapore. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

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

This section is based on the Internal Revenue Code, existing and proposed income tax regulations issued under the Internal Revenue Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this annual report. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the passive foreign investment company (“PFIC”) rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the U.S. Internal Revenue Service (“IRS”) or the courts. No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the Shares or that any such position would not be sustained.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2022 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the taxable year ended December 31, 2022, and that we will likely be a PFIC for our current taxable year ending December 31, 2023, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the Shares are “regularly traded” on a “qualified exchange”. Based on the current level of trading activity of our Shares on The Nasdaq Capital Market, no assurance can be given that the Shares qualify, or will qualify, as being regularly tradable on a qualified exchange in the United States. If you make this election, you will generally (i) include in gross income as ordinary income for each taxable year the excess, if any, of the fair market value of your Shares at the end of the taxable year over the adjusted tax basis of the Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of the Shares at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If you make a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, you will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. person makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

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

Taxation of Dividends

The following description of the taxation of dividends is subject to the discussion above with respect to the passive foreign investment company tax rules. The amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on The Nasdaq Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or the total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay. As noted above, we believe that it is likely that we were classified as a PFIC for the taxable year ended December 31, 2022, and that we will likely be a PFIC for our current taxable year ending December 31, 2023.

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

You may also request a copy of our SEC filings, at no cost, upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114740, Taiwan R.O.C, or by e-mail to: IR@Gigamedia.com.tw. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive offices.

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

As of December 31, 2022, we had bank deposits of approximately US$829 thousand and financial instruments, net, of US$322 thousand denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We also had certain inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts, totaled at approximately US$27.0 million as of the end of 2022, were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations. We recognized a realized foreign exchange gain of approximately US$35 thousand and unrealized foreign exchange loss of approximately US$976 thousand in the year ended December 31, 2022.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and investment - debt and equity securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.23% in our total equity as of December 31, 2022.

From January 1, 2022 to April 11, 2023, while the Hong Kong dollar to U.S. dollar exchange rate fluctuated moderately 1.1%, the NT dollar to U.S. dollar exchange rate fluctuated approximately 15%, mainly due to the great volatility in global financial markets resulted by the ongoing Russia-Ukraine War as well as global central banks' interest rate hikes. Nonetheless, we maintain the bulk of our financial assets in U.S. dollar-denominated assets to limit the foreign currency risk we are exposed to.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2022 and 2021, we did not have outstanding bank loans.

Other Market Risks

We are also exposed to other market risks, which are mainly derived from our investments. We have investments of minority stake equity and debt instruments in Aeolus Robotics Corporation, a privately held company. These investments are recorded in fair values. As of December 31, 2022, the aggregate carrying value of investments on our balance sheet was $10.3 million. We monitor these investments for impairment and make appropriate reductions in carrying value. There were no impairments losses for the years ended on December 31, 2022, 2021 and 2020.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2022 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by Deloitte & Touche (PCAOB ID No. 1060) for the fiscal years ended December 31, 2022 and 2021, respectively.

For the Years Ended December 31	2022	2021
	(in US$)	(in US$)
Audit Fees	$265,000	$261,000
Audit-Related Fees	0	0
Tax Fees	7,000	7,000
All Other Fees	0	0

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

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Summary of Significant Differences in Corporate Governance Practices

Our Shares are currently listed on The Nasdaq Capital Market of The Nasdaq Stock Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Under Nasdaq Rule 5615(a)(3), a foreign private issuer such as our Company may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series, with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirements. In addition, Nasdaq has amended its Rule 5615(a)(3) to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq. However, a foreign private issuer must disclose in its annual report filed with the SEC each requirement it does not follow and the alternative home country practice it does follow.

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

ITEM 16J. INSIDER TRADING POLICIES

Not yet applicable.

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

Date: April 28, 2023

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Fair Value — Level 3 Assets — Refer to Note 4 to the consolidated financial statements

Critical Audit Matter Description

The Company holds investment in securities amounted to $10,321 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the Level 3 assets as a critical audit matter because of the complex valuation methods and unobservable inputs, including the discount rate, discount of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

•
We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the Level 3 assets, including controls over the Company’s valuation methods and significant unobservable inputs.

•
With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the Level 3 asset;(2)we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3)we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the Level 3 assets including but not limited to the discount rate, discount of lack of marketability and volatility.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2023

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

(in thousands of US dollars)

	December 31
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$38,794	$41,455
Investment in securities - current (Note 8)	7,950	—
Accounts receivable - net (Note 6)	199	265
Prepaid expenses	60	401
Restricted cash (Note 5)	313	306
Other current assets (Note 7)	510	155
Total Current Assets	47,826	42,582
INVESTMENT IN SECURITIES - NONCURRENT (Note 8)	2,371	10,322
PROPERTY, PLANT AND EQUIPMENT, NET	103	88
INTANGIBLE ASSETS - NET	19	12
OTHER ASSETS
Refundable deposits	192	211
Prepaid licensing and royalty fees (Note 3)	177	35
Right-of-use assets (Note 9)	1,306	1,971
Other (Note 12)	142	297
TOTAL ASSETS	$52,136	$55,518

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2022 AND 2021

(in thousands of US dollars, except share data)

	December 31
	2022	2021
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$53	$118
Accrued expenses (Note 10)	1,151	1,435
Deferred revenue (Note 11)	817	880
Other current liabilities (Notes 9 and 17)	616	783
Total Current Liabilities	2,637	3,216
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	893	1,450
Total Liabilities	3,530	4,666
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Ordinary shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2022 and 2021	308,752	308,752
Accumulated deficit	(238,431)	(235,679)
Accumulated other comprehensive loss (Note 14)	(21,715)	(22,221)
Total GigaMedia Shareholders’ Equity	48,606	50,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,136	$55,518

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of US dollars, except for earnings per share amounts)

	2022	2021	2020
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$5,585	$5,492	$6,875
COSTS OF REVENUES
Cost of digital entertainment service revenues	(2,335)	(2,584)	(2,956)
GROSS PROFIT	3,250	2,908	3,919
OPERATING EXPENSES
Product development and engineering expenses	(1,110)	(1,449)	(1,327)
Selling and marketing expenses	(1,644)	(1,729)	(1,618)
General and administrative expenses	(3,515)	(3,697)	(3,121)
Bad debt expense (Note 6)	(2)	(7)	(5)
	(6,271)	(6,882)	(6,071)
LOSS FROM OPERATIONS	(3,021)	(3,974)	(2,152)
NON-OPERATING INCOME (EXPENSES)
Interest income	718	252	613
Gain on disposal of investment in securities (Note 8)	—	125	—
Foreign exchange gain (loss), net	(941)	122	199
Changes in the fair value of investment in equity securities recognized at fair value (Note 4)	409	—	—
Other	83	50	47
	269	549	859
LOSS BEFORE INCOME TAXES	(2,752)	(3,425)	(1,293)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,752)	$(3,425)	$(1,293)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.25)	$(0.31)	$(0.12)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of US dollars)

	2022	2021	2020
NET LOSS	$(2,752)	$(3,425)	$(1,293)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	76	14	(28)
Foreign currency translation adjustment	(190)	203	224
Unrealized holding gain (loss) on investment in securities	620	(124)	(351)
Reclassification adjustment for loss included in net income	—	97	—
Other	—	(10)	—
	506	180	(155)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(2,246)	$(3,245)	$(1,448)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Ordinary shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2020	11,052	$308,751	$(230,961)	$(22,246)	$55,544
Stock-based compensation	—	1	—	—	1
Net loss	—	—	(1,293)	—	(1,293)
Other comprehensive income	—	—	—	(155)	(155)
Balance as of December 31, 2020	11,052	308,752	(232,254)	(22,401)	54,097
Net loss	—	—	(3,425)	—	(3,425)
Other comprehensive loss	—	—	—	180	180
Balance as of December 31, 2021	11,052	308,752	(235,679)	(22,221)	50,852
Net loss	—	—	(2,752)	—	(2,752)
Other comprehensive income	—	—	—	506	506
Balance as of December 31, 2022	11,052	$308,752	$(238,431)	$(21,715)	$48,606

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of US dollars)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,752)	$(3,425)	$(1,293)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	24	11	3
Amortization	9	9	5
Stock-based compensation	—	—	1
Bad debt expense	2	7	5
Gain on disposal of investment in securities	—	(125)	—
Changes in the fair value of investment in equity securities recognized at fair value	(409)	—	—
Unrealized foreign exchange loss	1,022	—	—
Other	3	—	—
Net changes in:
Accounts receivable	64	3	89
Prepaid expenses	341	(313)	25
Prepaid licensing and royalty fees	(142)	96	(87)
Prepaid pension assets	(59)	(16)	19
Other assets	(141)	(151)	(90)
Accounts payable	(66)	47	5
Accrued expenses	(284)	(80)	236
Other liabilities	(121)	(198)	(993)
Net cash used in operating activities	(2,509)	(4,135)	(2,075)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment in securities	—	—	(10,000)
Purchases of property, plant and equipment	(52)	(76)	(24)
Increase in intangible assets	(18)	(17)	(8)
Proceeds from disposal of investment in securities	—	80	—
Decrease (increase) in refundable deposits	—	(4)	(9)
Net cash used in investing activities	(70)	(17)	(10,041)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in thousands of US dollars)

	2022	2021	2020
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	(75)	(89)	(156)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,654)	(4,241)	(12,272)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	41,761	46,002	58,274
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$39,107	$41,761	$46,002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refund during the year	$—	$(2)	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2022, 2021 and 2020

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

Foreign Currency Transactions

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currency using the exchange rate prevailing on the transactions dates. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in other income and expenses. For the Investments in debt securities that are classified as either trading or available for sale that is denominated in a foreign currency, see Note 1(c), Summary of significant accounting policies - Investment in Securities, for additional information.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted debt and equity securities, the useful lives of property, plant and equipment and right-of-use assets; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2022 and 2021, cash totaling $313 thousand and $306 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as the income approach, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk, or the market approach, where we derive the implied value of financial instruments for the target company from a recent transaction involving the target company’s own securities. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (Please see Note 4, “Fair Value Measurements”, for additional information.)

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

Investment in Securities

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

Advertising expenses incurred in 2022, 2021 and 2020 totaled $0.2 million, $0.2 million and $0.3 million, respectively and were included in selling and marketing expenses.

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

Government Assistance

Government subsidies received by our Company for employment support are recognized as non-operating income. If we have an obligation to repay any of the funds provided by government plus any penalties due to breach of the terms and conditions of the subsidy scheme, we estimate that obligation and recognize the amount as non-operating loss and a liability.

In 2022 and 2020, a Hong Kong subsidiary of ours received subsidies from the first and the second tranches of Employment Support Scheme of the Hong Kong Government as a relief from the COVID-19 pandemic. The scheme provided time-limited financial support to employers to retain their employees who may otherwise be made redundant. Employers who participated in the scheme must provide an undertaking not to implement redundancy during the subsidy period and to spend all the wage subsidies on paying wages to their employees. The scheme was not effected in 2021.

For the years ended December 31, 2022, 2021 and 2020, the amounts of government subsidies were $44 thousand, $0 and $49 thousand, respectively.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares, composed of incremental ordinary shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of ordinary shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential ordinary shares would be anti-dilutive. Therefore, for the years ended December 31, 2022, 2021 and 2020, basic and diluted loss per share were $0.25, $0.31 and $0.12, respectively.

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

(d) Recently Adopted Accounting Pronouncements

Government Assistance

On January 1, 2022, our Company adopted ASU No. 2021-10, Government Assistance (Topic 832), which is an accounting update to increase transparency in financial reporting by requiring business entities to disclose, in notes to their financial statements, information about certain types of government assistance they receive. The adoption of this amendment did not have any material impact on our Company’s consolidated financial position, results of operations, cash flows and consolidated financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2022	2021	2020
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 33 thousand shares at the range of $2.90 to $7.15 as of December 31, 2022, 37 thousand shares at $2.90 to $7.15 as of December 31, 2021, and 49 thousand shares at $2.90 to $7.15 as of December 31, 2020. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2022, 2021, and 2020.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2022	2021	2020
Balance at beginning of year	$35	$130	$44
Addition	369	98	340
Amortization and usage	(227)	(193)	(254)
Impairment charges	—	—	—
Balance at end of year	$177	$35	$130

We recognized impairment losses of $0 at the end of 2022, 2021 and 2020, for the prepaid licensing and royalty fees.

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2022 and 2021.

(in US$ thousands)	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$38,794	$38,794	$41,455	$41,455
Accounts receivable	199	199	265	265
Restricted cash	313	313	306	306
Refundable deposits	192	192	211	211
Investment in securities - current	7,950	7,950	—	—
Investment in securities - noncurrent	2,371	2,371	10,322	10,322
Financial liabilities
Accounts payable	53	53	118	118
Accrued expenses	1,151	1,151	1,435	1,435
Lease liabilities - current and noncurrent	1,333	1,333	1,987	1,987

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2022 and 2021 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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
•
Investment in securities – current and noncurrent: Valuation techniques are applied for measurement of debt and equity securities.
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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2022
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - current	—	—	7,950	7,950
Investment in securities - noncurrent	—	—	2,371	2,371
	$—	$313	$10,321	$10,634

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2021
Assets
Restricted cash - time deposits	$—	$306	$—	$306
Investment in securities - noncurrent	—	—	10,322	10,322
	$—	$306	$10,322	$10,628

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2022 and 2021.

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

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2022 and 2021, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	2022
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$8,132	$2,190
Purchase	—	—
Disposal	—	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	409
included in other comprehensive income - unrealized gain (loss) on security	620	—
included in other comprehensive income - foreign currency items	(802)	(228)
Balance at end of year	$7,950	$2,371
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$409

(in US$ thousands)	2021
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$10,000	$—
Purchase	—	2,190
Disposal	(2,033)	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	—
included in other comprehensive income - unrealized gain (loss) on security	(124)	—
included in other comprehensive income - foreign currency items	289	—
Balance at end of year	$8,132	$2,190
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2022 and 2021 are shown below:

Investment in securities - Level 3 financial assets

Sensitivity of the Input to Fair Value

					Changes of Fair Value (in US$ thousands)
Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
December 31, 2022	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$372 Equity securities: +$175	Debt securities: -$262 Equity securities: -$170
		Discount for lack of marketability (“DLOM”)	From 4.0% to 12.0% for different scenarios	From 6.0% to 12.0% for different scenarios	Debt securities: +$93 Equity securities: +$26	Debt securities: -$93 Equity securities: -$25
		Volatility	From 28% to 31.0% for different scenarios	From 28% to 31.0% for different scenarios	Debt securities: +$23 Equity securities: +$16	Debt securities: +$24 Equity securities: -$10
December 31, 2021	The backsolve method to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders	Discount for lack of marketability (“DLOM”)	From 9.0% to 18.0% for different scenarios	From 11.0% to 18.0% for different scenarios	Debt securities: +$93 Equity securities: +$26	Debt securities: -$92 Equity securities: -$26
		Volatility	36.0%	36.0%	Debt securities: -$9 Equity securities: +$13	Debt securities: +$2 Equity securities: -$12

When estimating the value of the early stage enterprise, if there was a recent financing transaction, the backsolve method under market approach was used for inferring the enterprise value implied by the recent financing transaction. The backsolve method involves selecting the future scenarios available to the enterprise, making assumptions for the expected time to liquidity, volatility and risk-free rate, calibrating the allocation of value within those scenarios and the probabilities for each scenario, and then solving for the enterprise value, such that value for the most recent financing equals the amount paid for the subscribed share category. Market and the issuer’s company operating conditions are then considered between the recent transaction date and subsequent measurement dates.

In the absence of observable market prices or a recent financing transaction, we obtained sufficient financial and operational information from the issuer’s company, using the income approach as our primary method, which reflects the close relationship between the future cash generating ability of the issuer’s company and respective enterprise value. As the issuer’s company was still at its early stage of development with limited historical track record, market multiples were conducted for supplementary reference only.

The derived enterprise value was then served as a reasonable basis for the subsequent equity value allocation exercise to estimate the portion assignable to the issuer’s convertible note and respective share categories as of the measurement date by applying a hybrid method of Probability Weighted Expected Return Method (“PWERM”) and Option Pricing Method (“OPM”). Such hybrid method estimates the probability weighted value across multiple scenarios, using OPM to estimate the allocation of value within one or more of those scenarios.

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

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2022 and 2021.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2022 and 2021.

	December 31
(in US$ thousands)	2022	2021
Cash and savings accounts	$38,794	$41,455
Time deposits	—	—
Cash and cash equivalents reported on the consolidated balance sheets	38,794	41,455
Cash restricted as performance bond	313	306
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$39,107	$41,761

As of December 31, 2022 and 2021, cash amounting to $313 thousand and $306 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2022	2021
Taiwan	$38,352	$41,182
Hong Kong	739	564
China	16	15
	$39,107	$41,761

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2022	2021
Accounts receivable	$200	$267
Less: Allowance for doubtful accounts	(1)	(2)
	$199	$265

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2022, 2021 and 2020:

(in US$ thousands)	2022	2021	2020
Balance at beginning of year	$2	$1	$3
Additions: Bad debt expense	2	7	5
Less: Write-off	(3)	(6)	(7)
Translation adjustment	—	—	—
Balance at end of year	$1	$2	$1

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2022	2021
Loans receivable - current	$29	$33
Less: Allowance for loans receivable - current	(29)	(33)
Other receivable	374	—
Other	136	155
	$510	$155

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2022, 2021 and 2020:

(in US$ thousands)	2022	2021	2020
Balance at beginning of year	$33	$32	$30
Reversal for collection of bad debt	—	—	—
Translation adjustment	(4)	1	2
Balance at end of year	$29	$33	$32

NOTE 8. INVESTMENT IN SECURITIES

Investment in securities – current and noncurrent consist of the following:

	December 31
(in US$ thousands)	2022	2021
Debt securities, classified as available-for-sale	$7,950	$8,132
Equity securities	2,371	2,190
	$10,321	$10,322

Our Company’s investment in securities - current and noncurrent are invested in convertible promissory notes and preferred shares. During 2021, we recognized gains of $125 thousand on disposal of investment in securities, consisting of a gain of $79 thousand on the disposal of an equity security that have been fully impaired years ago, and a gain of $46 thousand on the deemed disposal arising from the partial conversion of the aforementioned promissory note into the preferred shares. (Please see Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.) Certain of our investment in securities, though denominated in US dollars, are held by an entity of ours whose functional currency is not US dollars, resulting to unrealized exchange gain or loss accounted for as other comprehensive income or loss, and corresponding translation adjustment accordingly.

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

We assessed the estimated fair values of these investments as of December 31, 2022. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026.

Right-of-use assets

Right-of-use assets consist of the following:

	December 31
(in US$ thousands)	2022	2021
Carrying amount:
Office premise	$1,306	$1,971

The following tables summarize changes to our Company’s right-of use assets during 2022 and 2021:

(in US$ thousands)	Cost
	2022	2021
Balance at January 1	$2,390	$—
Additions	—	2,364
Exchange differences	(225)	26
Balance at December 31	$2,165	$2,390

	Accumulated depreciation
	2022	2021
Balance at January 1	$419	$—
Depreciation	489	415
Exchange differences	(49)	4
Balance at December 31	$859	$419

	Carrying amounts
	2022	2021
Balance at January 1	$1,971	$—
Balance at December 31	$1,306	$1,971

Lease liabilities

	December 31
(in US$ thousands)	2022	2021
Carrying amount:
Current portion (classified under other current liabilities)	$440	$537
Noncurrent portion	893	1,450
	$1,333	$1,987

Discount rates for the existing lease liabilities ranged from 1.44% to 2.8% as of December 31, 2022, and from 1.44% to 2.88% as of December 31, 2021.

Material terms of right-of-use assets

We lease office premises and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2022	2021
Cash paid for operating leases	$502	$531
Lease liabilities arising from obtaining right-of-use assets	$—	$2,364

	As of December 31
	2022	2021
Weighted-average remaining lease term	3.03 years	4.00 years
Weighted-average discount rate	1.50%	1.54%

Operating lease expenses were $520 thousand and $456 thousand during the years ended December 31, 2022 and 2021, respectively.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2022:

(in US$ thousands)	Operating Leases
Year
2023	$455
2024	426
2025	412
2026	69
Total minimum lease payments	1,362
Less: amount of lease payments representing interest	(29)
Present value of future minimum lease payments	1,333
Less: current obligation under leases	(440)
Non-current lease obligations	$893

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2022	2021
Accrued professional fees	$393	$437
Accrued compensation	201	266
Accrued royalties	122	155
Accrued advertising expenses	21	99
Accrued director compensation and liability insurance	107	107
Other	307	371
	$1,151	$1,435

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2022	2021
Unused virtual points	$700	$702
Unamortized virtual items	95	168
Advances for pre-order items	22	10
	$817	$880

The breakage amounts recognized as revenue during the years ended December 31, 2022 and 2021 were $20 thousand and $62 thousand, respectively.

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

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2022 and 2021, the accumulated benefit obligation amounted to $247 thousand and $294 thousand, respectively, and the funded status of prepaid pension assets amounted to $142 thousand and $83 thousand, respectively. The fair value of plan assets amounted to $463 thousand and $473 thousand as of December 31, 2022 and 2021, respectively. The accumulated other comprehensive loss amounted to ($4) thousand and ($80) thousand as of December 31, 2022 and 2021, respectively. The net periodic benefit cost for 2022, 2021 and 2020 amounted to $1 thousand, $3 thousand and $1 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2022 and 2021:

	December 31
(in US$ thousands)	2022	2021
Benefit obligation	$321	$390
Fair value of plan assets	463	473
	$(142)	$(83)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(142)	$(83)
Accumulated other comprehensive income	—	—
Net amount recognized	$(142)	$(83)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(4)	$(80)

For the years ended December 31, 2022, 2021 and 2020, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2022	2021	2020
Service cost	$—	$—	$—
Interest cost	2	3	4
Expected return on plan assets	(3)	(3)	(5)
Amortization of net loss	2	3	2
Curtailment gain	—	—	—
	$1	$3	$1

Weighted average assumptions used to determine benefit obligations for 2022 and 2021 were as follows:

	December 31
	2022	2021
Discount rate	1.750%	0.750%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2022	2021
Discount rate	0.750%	0.750%
Rate of return on plan assets	0.750%	0.750%
Rate of compensation increase	2.00%	2.00%

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

We expect to make a contribution of $0 thousand to the Fund in 2023. We expect to make future benefit payments of $5 thousand to employees from 2023 to 2027 and $66 thousand from 2028 to 2032.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2022, 2021 and 2020 were $167 thousand, $193 thousand, and $187 thousand, respectively, which are included in operating expenses.

NOTE 13. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our Company. All Shares rank equally with regard to our Company’s residual assets. In addition, we are not required to have a number of authorized ordinary shares to be issued.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain (loss) on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance as of January 1, 2020	$(22,180)	$—	$(66)	$(22,246)
Foreign currency translation adjustment	224	—	—	224
Pension and post retirement benefit adjustment	—	—	(28)	(28)
Unrealized holding loss arising during period	—	(351)	—	(351)
Balance as of December 31, 2020	(21,956)	(351)	(94)	(22,401)
Foreign currency translation adjustment	203	—	—	203
Pension and post retirement benefit adjustment	—	—	14	14
Unrealized holding loss arising during period	—	(124)	—	(124)
Reclassification adjustment for loss included in net income	—	97	—	97
Other	—	(10)	—	(10)
Balance as of December 31, 2021	(21,753)	(388)	(80)	(22,221)
Foreign currency translation adjustment	(190)	—	—	(190)
Pension and post retirement benefit adjustment	—	—	76	76
Unrealized holding gain arising during period	—	620	—	620
Balance as of December 31, 2022	$(21,943)	$232	$(4)	$(21,715)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2022, 2021 and 2020.

NOTE 15. SHARE-BASED COMPENSATION

During 2022, 2021 and 2020, all the stock-based compensation expenses were recognized in the general and administrative expenses in our consolidated statements of operations. The stock-based compensation expense recognized in the general and administrative expenses in our consolidated statements of operations were $0 thousand, $0 thousand and $1 thousand, respectively.

There were no significant capitalized stock-based compensation costs at December 31, 2022 and 2021. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2022, 2021 and 2020, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2022 and 2021.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2022.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million ordinary shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand ordinary shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2022.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2004 plan	1,575,037	(1)	immediately upon granting to four years	$3.95~$12.75	—
2006 Plan	256,716	(2)	immediately upon granting to four years	$3.85~$83	$14.55~$80.05
2007 Plan	675,057	(3)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75

(1)
The granted awards, net of forfeited or canceled options, were within reserved shares of 1,400 thousand ordinary shares.
(2)
The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 200 thousand ordinary shares.
(3)
The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand ordinary shares.

Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2022, 2021 and 2020, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2022, 2021 and 2020.

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2022				2021		2020
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1	$6.13	37			$6.16	49	$11.00	225
Options granted	—	—			—	—	—	—
Options exercised	—	—			—	—	—	—
Options Forfeited / canceled / expired	4.05	(4)			6.25	(12)	12.35	(176)
Balance at December 31	$6.38	33	1.57	$—	$6.13	37	$6.16	49
Exercisable at December 31	$6.38	33	1.57	$—	$6.13	37	$6.16	49
Vested and expected to vest at December 31	$6.38	33	1.57	$—	$6.13	37	$6.16	49

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2022 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2022. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2022, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2022:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	4	4.35 years	Under $5	4
$5~$50	29	1.18 years	$5~$50	29
$50~$100	—		$50~$100	—
	33			33

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2022, 2021 and 2020.

As of December 31 2022 and 2021, there was no unrecognized compensation cost related to non-vested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2022, 2021 and 2020.

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2022	2021	2020
Taiwan operations	$(1,588)	$(1,989)	$(1,129)
Non-Taiwan operations	(1,164)	(1,436)	(164)
	$(2,752)	$(3,425)	$(1,293)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2022	2021	2020
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2022	2021	2020
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	(3.03)%	(5.75)%	(0.47)%
Expiration of net operating loss carryforwards	(20.18)%	(6.47)%	(31.92)%
Net operating loss carryforwards not utilized due to dissolution of subsidiaries	(42.73)%	—	—
Other non-deductible expenses	(9.79)%	(1.65)%	(3.99)%
Cumulative effect of initially applying new accounting standards	—	—	—
Change in deferred tax assets and valuation allowance	24.94%	(10.32)%	10.52%
Loss on investment in subsidiaries dissolved	26.62%	—	—
Other	0.17%	0.19%	1.86%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2022	2021
Net operating loss carryforwards	$11,385	$13,079
Share-based compensation	292	324
Investments	131	145
Lease right-of-use assets	6	4
Intangible assets and goodwill	—	1
Other	66	54
	11,880	13,607
Less: valuation allowance	(11,880)	(13,607)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in US$ thousands)	2022	2021	2020
Balance at beginning of year	$13,607	$13,046	$12,732
Subsequent reversal and utilization of valuation allowance	(94)	(81)	(87)
Changes to valuation allowance	1,158	575	1,585
Expirations	(1,731)	(221)	(1,720)
Exchange differences	(1,060)	288	536
Balance at end of year	$11,880	$13,607	$13,046

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2022, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,330	indefinite
Taiwan	41,287	2023~2032
	$56,617

Unrecognized Tax Benefits

As of December 31, 2022, 2021 and 2020, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2022, 2021 and 2020.

Our major tax paying components are all located in Taiwan. As of December 31, 2022, the income tax filings in Taiwan have been examined for the years through 2021.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026. Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2022.

For a specific licensed game, we were required to pay an incentive fee of $30 thousand to the licensor for every $500 thousand additional revenues generated from the game during the agreement period from January 2020 to January 2022. In January 2022, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2022 and expires on January 26, 2024, and the incentive fee is $20 thousand for every $600 thousand additional revenues generated during the extension term.

(c) Investment Agreements

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, was due on August 30, 2022 but was extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note may be convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares. GigaMedia may elect to convert all or any part of the principal amount of the Note into the preferred shares to be issued at the Qualified Financing, among which (1) 20% of such outstanding principal amount shall be converted at a conversion price equal to 90% of the purchase price offered to the investors in such qualified financing, and (2) 80% of such outstanding principal amount shall converted at a conversion price equal to 100% of the purchase price offered to the investors in such qualified financing. In the event that any portion of the principal amount is converted into the ordinary or preferred shares, all the interest accrued but unpaid on such portion of principal amount shall be waived. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

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

After the conversion, the outstanding principal amount under the note was US$8,000,000, and GigaMedia’s right to elect to convert the remaining amount upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, is not affected.

On July 29, 2022, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the Note to extend the original August 30, 2022 maturity date to August 30, 2023.

If assuming full conversion of the remaining principal amount of the Note into ordinary shares, we would beneficially own 2,666,666 ordinary shares. Along with the above 735,835 preferred shares, that would represent, assuming the exercise or conversion of all other rights, options and convertible securities, approximately 3.16% of the total voting shares of Aeolus as of December 31, 2022.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,588,005) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $881,934). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023 the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On April 21, 2023, we made a court appearance before the Taiwan High Court for the preliminary proceeding. As of the issuance date of the consolidated financial statements, the Taiwan High Court has not made any further decisions.

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

Major Product Lines

Revenues from our Company’s major product lines are summarized as follow:

(in US$ thousands)	2022	2021	2020
MahJong and casino casual games	$1,308	$1,493	$1,833
PC-based online sports games	3,395	2,376	2,730
Mobile role playing games	801	1,522	2,270
Other games and game related revenues	81	101	42
	$5,585	$5,492	$6,875

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2022	2021	2020
Taiwan	$2,427	$3,050	$3,743
Hong Kong	3,158	2,442	3,132
	$5,585	$5,492	$6,875

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2022			December 31, 2021
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$103	$19	$1,289	$88	$12	$1,897
Hong Kong	—	—	17	—	—	74
	$103	$19	$1,306	$88	$12	$1,971

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2022, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.