Form 20-F
period 2023-12-31
GIGAMEDIA Ltd
filed 2024-04-29
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. While our Company’s consolidated financial statements are presented in U.S. dollars, a large portion of our operations are conducted through subsidiaries located in Taiwan, and therefore adopt NT dollars as their functional currency. Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 30.705, 30.71 and 27.68 to one U.S. dollar as of December 31, 2023, 2022 and 2021, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2023, 2022 and 2021, we incurred consolidated operating losses of US$3.2 million, US$3.0 million and US$4.0 million as well as net losses of US$3.4 million, US$2.8 million and US$3.4 million, respectively. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business, as well as certain non-operating aspects. The key factors affecting our businesses or profitability include:

•
our ability to retain existing users;
•
attracting new users and maintaining user satisfaction;
•
the pace of rolling out new offerings or updating existing ones by us or our competitors;
•
the amount and timing of operating costs and capital expenditures relating to our business operations and expansion;
•
seasonal trends in Internet use;
•
price competition in the industry;
•
regulatory and other risks associated from our operations in Taiwan and Hong Kong;
•
interest rate regarding our time deposits; and
•
operational and financial prospects of our investees, specifically Aeolus.

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

We have pursued and may continue to pursue growth through acquisitions and strategic investments. Any acquisition or investment is subject to a number of risks. Such risks include the diversion of management time and resources, disruption of our ongoing business, lack of familiarity with new markets, difficulties in supporting the acquired business, and dilution to existing stockholders if our common stock is issued in consideration for an acquisition or investment, incurring or assuming indebtedness or other liabilities in connection with an acquisition. For any business expansion into an industry that is very different from the one in which we currently operate, we may face financial challenges and difficulties arising from a very different cost structure and business model; we may also be exposed to a very different set of labor relations, technological, environmental, regulatory and other non-market risks associated with any new industry we seek to enter.

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

Further, our business could be adversely impacted by the performance of our investments in other entities. Our investments may generate significant losses arising from factors that may be out of our control, such as economic downturns, geopolitical tensions and macroeconomic volatility. We may incur impairment charges in respect of our equity investees and investments in debt securities, which may affect our results of operations. With respect to equity method investees, if any, we may be required to share a portion of such investees’ losses in accordance with U.S. GAAP. In each case, our results of operations may be adversely impacted if our investments do not perform.

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

Our network may be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. For example, in recent years, we have detected and mitigated incidents of denial-of-service attacks against network providers that affected latency of connections to our games. Such incidents, however, did not result in significant financial impact on our operations and financial results. We have experienced in the past, and may experience in the future, security breaches or attacks. There can be no assurance that any measures implemented will not be circumvented in the future.

The audit committee of the board of directors oversees our cyber risk management and periodically reviews summaries of recent cybersecurity incidents, if any, and updates on the execution of our risk management program, as prepared by our management team. If a material cybersecurity incident were to occur, our board of directors would be responsible for making a prompt assessment of our countermeasures and mitigation actions. See Item 16K, “Cybersecurity” in this annual report.

Our business is also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of our offerings depend on Internet Service Providers (“ISPs”) and our system infrastructure for access to the Internet games and services we offer. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. For example, prior earthquakes in Taiwan, Indonesia and Japan have caused damage to undersea fiber optic cables linking Malaysia, Singapore, Australia, Japan, South Korea, China, the United States and Europe, causing disruptions in Internet traffic worldwide. We may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent communication over the Internet and could materially adversely affect our business, revenues, results of operations and financial condition.

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

Subscribers may obtain access to our service without paying for service by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, no material losses from unauthorized credit card transactions and theft of service have occurred. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

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

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”), in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,697,471) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations for a lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment entered by the District Court be reversed and amended. The civil court of the second instance, the Taiwan High Court, ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $882,077). GigaMedia Cloud filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023 the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On October 30, 2023, the Taiwan High Court ruled such appeal meritorious and Ennoconn has the right to claim compensation from GigaMedia Cloud. On November 16, 2023, GigaMedia Cloud filed an appeal against the Taiwan High Court’s decision, and the appeal has been transferred to Taiwan Supreme Court on January 2, 2024. On April 17, 2024, the Taiwan Supreme Court, in a written notice, denied GigaMedia’s appeal.

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

Our principal executive office and a significant portion of our assets are located in Taiwan and a major portion of our revenues of digital entertainment service business are derived from our operations in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Concerns regarding relations between Taiwan and the PRC and the United States and the PRC and other factors affecting the political or economic conditions of Taiwan could adversely affect our business and results of operations, including as a result of foreign investors withdrawing regional investments, limitations to our ability to access the capital markets, and other regional or global economic effects.

Game players’ spending on our games may be adversely affected by slower growth in the Greater China economy and adverse conditions in the global economy.

We rely for our revenues on the spending of our game players, which in turn depends on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. Economic slowdowns in Greater China, especially Taiwan or Hong Kong, could in turn result in a reduction in spending by our game players.

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years. It is unclear how long such instability and volatility will continue, and how much adverse impact such instability and volatility or any such downturn might have on the economies of Greater China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in Greater China or in overseas markets could cause our game players to reduce their spending on our games and reduce our revenues.

Fluctuations in the exchange rates between the U.S. dollar and other currencies in which we conduct our business could adversely affect our profitability.

The operations of our digital entertainment service business are conducted in NT dollars and Hong Kong dollars. Accordingly, fluctuations in the exchange rates could have a positive or negative effect on our reported results. Generally, an appreciation of NT dollars or Hong Kong dollars against U.S. dollars results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of NT dollars, or Hong Kong dollars against U.S. dollars results in a foreign exchange gain for monetary assets denominated in U.S. dollars, and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, results of operations and financial condition.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2023, the closing prices of our Shares on The Nasdaq Capital Market ranged from US$1.20 to US$1.57 per share, and the closing price on April 11, 2024 was US$1.2955. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

A substantial percentage of our outstanding Shares are beneficially owned by Mr. John-Lee Andre Koo, who accordingly has considerable influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and his interests may differ from yours.

As of March 31, 2024, Mr. John-Lee Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has considerable influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2023, the first quarter of 2024 and in prior periods, we believe that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which presently comprise our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

Our Singapore company registration number is 199905474H. Our principal executive office is located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114-740, Taiwan R.O.C., and our telephone number is 886-2-2656-8000. Our agent in the U.S. is Computershare Limited and its office address is 480 Washington Blvd., Jersey City, New Jersey.

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

To complement our offerings and strengthen their appeal, we are focusing on building community-based online platforms that cater to different social networking needs of our users and provide various channels to facilitate communications among them. We intend to continue to grow and enhance our market position in the digital entertainment industry by increasing focus on mobile and browser-based entertainment services. We expect to drive growth both organically and through accretive transactions.

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

Our revenues generated from MahJong and other casual games were approximately US$1.1 million in 2023, decreased from US$1.3 million in 2022 and US$1.5 million in 2021.

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

Our revenues generated from Tales Runner were approximately US$2.7 million in 2023, decreased from US$3.4 million in 2022, but higher than US$2.4 million in 2021. The falling back in revenues was mainly due to the lift of travel and social restrictions that had been imposed during the COVID-19 pandemic, and the resultant effect that fewer people spent as much time online than previously.

Traditionally, for our PC-based online games, players download and install client software from our websites. Our online games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

We have launched eleven mobile role-playing online games in past years. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2023, the accumulated sales revenues of Yume100 since its launch were approximately US$12.8 million. Leveraging the operating experience of Yume100, in mid-December 2017, we launched Akaseka, a similarly female-oriented game. Furthermore, we launched Shinobi Master New Link, a male-oriented game, in April 2019.

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

Sources of Our Offerings

In-house development of Casual Games and other offerings

We develop the casual games offered on our FunTown game platform, including online MahJong, card games, and other simple casual games. Our in-house development enables us to have better control of the game features and allow for seamless integration onto our FunTown platform. In order to support product development capabilities and develop our proprietary digital entertainment offerings, we intend to expand our browser/mobile-based development capabilities.

We made a direct investment of more than $0.7 million during 2023 in developing our own offerings.

Sources of Role-playing and Sports Games

Historically, we have sourced role-playing and sports games through licensing from developers in various regions where game development is well established. As part of our long-term planning, we monitor markets in the United States, South Korea, the PRC, Japan, Southeast Asia and Europe, and maintain communications with a number of leading game development studios to identify and source new online games.

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

We advertise our brands and our digital entertainment products across a variety of online media, including traditional online advertisements like YouTube, Google and Meta. We also collaborate with new media channels, including micro-blogging services provided with websites and search engine services.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2023, we had an aggregate of approximately 9.1 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2023, we recorded approximately 33,000 active paying users, with monthly average revenue per paying user ("ARPPU") ranging from approximately $40 to $100 for different services.

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

Personal Data Protection Act

On April 27, 2010, the Legislative Yuan passed a bill to amend the Computer-processed Personal Data Protection Act, which was renamed as the Personal Data Protection Act. The Personal Data Protection Act was last amended on May 31, 2023. Personal data includes the name, date of birth, I.D. card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions, social activities and other information that may be used to identify a natural person, both directly and indirectly. Whenever an entity collects personal data from any individual, it shall inform such individual about (i) the name and identity of the collecting entity; (ii) the purpose of collection; (iii) how the collected personal data will be used; (iv) his/her rights; and (v) the consequences of his/her failure to provide the required personal data. If personal data is not provided by individuals, in addition to the information required to be disclosed as described above, the collecting entity shall inform such individual of the source of the data before processing or using the data. Prior consent from the individual is required for use of his/her personal data. These requirements shall be exempted if relevant personal data of the individual (i) is used for public interests; or (ii) is available from the public domain and the interest to be protected is more important than the privacy of such individual. Depending on the gravity of a violation, damages of NT$500 to NT$20,000 may be claimed against a person for each violation of the Personal Data Protection Act even if the actual damage cannot be proved. If there is more than one victim in a single violation, the maximum damages would be up to NT$200,000,000. However, if the interests involved therein exceed NT$200,000,000, restrictions on maximum amount for damages to be claimed and on minimum amount for damages to be claimed (NT$500 per person for each violation) shall not apply.

The Ministry of Digital Development, the central government authorities in charge of the digital and economic industry, pursuant to the Article 27 of the Personal Data Protection Act, announced the Security and Maintenance Plan for the Protection of Personal Data Files for Digital and Economic Industry on October 12, 2023. The purpose of the regulation is to ensure that non-government agencies in possession of personal data files shall implement proper security measures to prevent the personal data from being stolen, altered, damaged, destroyed or disclosed.

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
GigaMedia (HK) Limited
(HK)
GigaMedia Freestyle Holdings Limited
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

D. Property, Plant and Equipment

As of April 6, 2024, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

A. Operating Results

The following selected consolidated balance sheet data as of December 31, 2023 and 2022 and the selected consolidated statement of operations data for the years ended December 31, 2023, 2022 and 2021 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The selected consolidated balance sheet data as of December 31, 2021, 2020 and 2019, and the selected consolidated statement of operations data for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2019, which are not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2023	2022	2021	2020	2019
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$4,292	$5,585	$5,492	$6,875	$6,645
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,846)	(2,335)	(2,584)	(2,956)	(3,064)
GROSS PROFIT	2,446	3,250	2,908	3,919	3,581
OPERATING EXPENSES
Product development and engineering expenses	(729)	(1,110)	(1,449)	(1,327)	(1,186)
Selling and marketing expenses	(1,623)	(1,644)	(1,729)	(1,618)	(1,995)
General and administrative expenses	(3,242)	(3,515)	(3,697)	(3,121)	(3,182)
Impairment loss on property, plant, and equipment	—	—	—	—	(109)
Impairment loss on intangible assets	—	—	—	—	(15)
Impairment loss on prepaid licensing and royalty fees	—	—	—	—	(85)
Other	(7)	(2)	(7)	(5)	(24)
Total operating expense	(5,601)	(6,271)	(6,882)	(6,071)	(6,596)
Loss from operations	(3,155)	(3,021)	(3,974)	(2,152)	(3,015)
Income tax benefit	—	—	—	—	—
Net income (loss) attributable to shareholders of GigaMedia	$(3,399)	$(2,752)	$(3,425)	$(1,293)	$(1,659)
Earnings (loss) per share (in dollars):
Basic and diluted	$(0.31)	$(0.25)	$(0.31)	$(0.12)	$(0.15)

There were no dividends declared in 2023, 2022, 2021, 2020 and 2019.

As of December 31,

(in thousands US$, except for number of issued shares)

	2023	2022	2021	2020	2019
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$39,207	$47,826	$42,582	$46,525	$58,893
Investment in securities - noncurrent	5,777	2,371	10,322	10,000	—
Property, plant and equipment-net	111	103	88	22	—
Intangible assets-net	13	19	12	4	—
Total assets	46,497	52,136	55,518	57,023	59,222
Total current liabilities	2,464	2,637	3,216	2,923	3,584
Total GigaMedia’s shareholders’ equity	43,538	48,606	50,852	54,097	55,544
Ordinary shares, no par value, and additional paid-in capital	308,752	308,752	308,752	308,752	308,751

Number of issued shares (in thousands)	11,052	11,052	11,052	11,052	11,052

Overview

We are a diversified provider of digital entertainment services. Our only segment and principal business is our digital entertainment service business, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia. We operate our digital entertainment business in Taiwan, Hong Kong and Macau through FunTown.

In 2023, we had total operating revenues of approximately US$4.3 million, which represents a decrease of approximately US$1.3 million year-over-year. Our total costs and expenses also decreased by approximately US$1.2 million year-over-year to US$7.4 million, largely in line with the decrease of the revenues, and primarily due to our efforts in curbing growth of expenditures in the current inflationary environment. We incurred an operating loss of approximately US$3.2 million, which represents a slight increase of loss of approximately US$0.1 million year-over-year. We recognized a non-operating loss of approximately US$0.2 million, compared to income of approximately US$0.3 million in the prior year, primarily because of the loss on changes in the fair value of a financial instrument, partly offset by increase in interest income and less loss on foreign exchange. We did not recognize any significant income tax benefits or expenses in 2023 or 2022. We recognized a net loss of approximately US$3.4 million, which represents an increase of loss of US$0.6 million year-over-year, primarily resulting from the aforementioned factors.

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

Certain Significant Events Affecting Our Results of Operations for 2023, 2022 and 2021

Purchase, Partial Conversion and Partial Extension of Convertible Note of Aeolus Robotics Corporation

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics.

The Note, which bears interest at a rate of 2% per annum, was due on August 30, 2022 but was extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note was convertible at our option upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares, at a price equal to the purchase price offered in such financing or with certain discount.

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

On August 31, 2023, we and Aeolus entered into an agreement to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

On August 15, 2023, we entered into an agreement to purchase a convertible promissory note, with principal amount of US$105,346, issued by Aeolus, and on March 15, 2024, we entered into an agreement to purchase a convertible promissory note, with principal amount of US$63,208, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2023		2022		2021
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$4,292	100.0	$5,585	100.0	$5,492	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,846)	(43.0)	(2,335)	(41.8)	(2,584)	(47.1)
Gross profit	2,446	57.0	3,250	58.2	2,908	52.9
OPERATING EXPENSES
Product development and engineering expenses	(729)	(17.0)	(1,110)	(19.9)	(1,449)	(26.4)
Selling and marketing expenses	(1,623)	(37.8)	(1,644)	(29.4)	(1,729)	(31.5)
General and administrative expenses	(3,242)	(75.5)	(3,515)	(63.0)	(3,697)	(67.3)
Other	(7)	(0.2)	(2)	0.0	(7)	0.0
Total operating expenses	(5,601)	(130.5)	(6,271)	(112.3)	(6,882)	(125.3)
Loss from operations	(3,155)	(73.5)	(3,021)	(54.1)	(3,974)	(72.4)
NON-OPERATING INCOME (EXPENSES), NET	(244)	(5.7)	269	4.8	549	10.0
LOSS BEFORE INCOME TAXES	(3,399)	(79.2)	(2,752)	(49.3)	(3,425)	(62.4)
INCOME TAX BENEFIT	—	0.0	—	0.0	—	0.0
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(3,399)	(79.2)	$(2,752)	(49.3)	$(3,425)	(62.4)

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

Year to Year Comparisons

Please refer to the Item 5 in our previously filed Annual Report on Form 20-F for the year ended December 31, 2022 for the comparisons of our results of operations in fiscal years 2022 and 2021.

After conducting a comprehensive strategic business review, we concluded that:

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

Accordingly, in recent years we have been implementing a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements, and selectively introducing licensed games. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was US$0.7 million, US$1.1 million and US$1.4 million during 2023, 2022 and 2021, respectively.

In prior years, we also invested further to enhance our customer relationship management system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2023		2022		2021
	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands
Operating revenues	$4,292	(23.2)%	$5,585	1.7%	$5,492
Cost of revenues	(1,846)	(20.9)%	(2,335)	(9.6)%	(2,584)
Gross profit	$2,446	(24.7)%	$3,250	11.8%	$2,908
Gross margin	57.0%		58.2%		52.9%

Operating Revenues

Our operating revenue in 2023 decreased by 23.2% from 2022. Revenues from mobile games declined to US$0.4 million in 2023 from US$0.8 million in 2022, while revenues from a certain licensed sports game decreased by US$0.7 million, or 20.6%, to US$2.7 million in 2023 from US$3.4 million in 2022. While our monthly ARPPU remained constant in 2022 and 2023 in each year ranging from approximately $40 to $100 for different services, the decrease was mainly due to the lift of travel and social restrictions that had been imposed during the COVID-19 pandemic, and the resultant effect that fewer people spent as much time online than previously. Revenues from our legacy MahJong and casino games were US$1.1 million in 2023, down from US$1.3 million in 2022.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly introduced licensed game.

Our gross profit was US$2.4 million in 2023 as compared to US$3.3 million in 2022. Gross profit margin was 57.0 % in 2023, generally consistent with gross profit margin of 58.2% in 2022.

Operating Expenses

	For the Year Ended December 31,
	2023		2022		2021
	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands
Product development and engineering expenses	$(729)	(34.3)%	$(1,110)	(23.4)%	$(1,449)
Selling and marketing expenses	(1,623)	(1.3)%	(1,644)	(4.9)%	(1,729)
General and administrative expenses	(3,242)	(7.8)%	(3,515)	(4.9)%	(3,697)
Bad debt expense	(7)	250.0%	(2)	(71.4)%	(7)
Total operating expenses	$(5,601)	(10.7)%	$(6,271)	(8.9)%	$(6,882)
Percentage of operating revenues	(130.5)%		(112.3)%		(125.3)%
Loss from operations	$(3,155)	4.4%	$(3,021)	(24.0)%	$(3,974)
Operating margin	(73.5)%		(54.1)%		(72.4)%

Operating expenses decreased by US$0.7 million, or 10.7%, to US$5.6 million in 2023.

In 2023, our efforts to curb expenditure growth in the current inflationary environment resulted in the decrease in overall operating expenses, except for bad debts.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$0.7 million in 2023, which comprised mainly personnel related expenses. This amount was reduced from the amounts in 2022 and 2021 as we streamlined the workforce of our development team. With a slimmer team in place for 2024, we plan to continue our exploration of digital entertainment to further develop our own products and services.

Selling and Marketing Expenses

Selling and marketing expenses were US$1.6 million in 2023, largely comparable to that in 2022. While prices and wage rates increased, we scaled back to control the expenditures.

General and Administrative Expenses

General and administrative expenses amounted to US$3.2 million in 2023, slightly decreased from US$3.5 million in 2022, primarily due to our efforts in reducing expenditures in the current inflationary environment.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2023		2022		2021
	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands
Interest income from financial institutions	$1,609	187.8%	$559	507.6%	$92
Interest income on securities	202	27.0%	159	(0.6)%	160
Gain on sales or repayment of investment - debt securities	76	N/A	—	(100.0)%	125
Foreign exchange gain (loss), net	(34)	(96.4)%	(941)	(871.3)%	122
Changes in the fair value of investment in equity securities recognized at fair value	(2,110)	(615.9)%	409	N/A	—
Other non-operating income (expenses), net	13	(84.3)%	83	66.0%	50
Non-operating income (expenses), net	$(244)	(190.7)%	$269	(51.0)%	$549

Non-operating loss, net was US$0.2 million in 2023 as compared to income of US$0.3 million in 2022 and income of US$0.5 million in 2021. Non-operating loss, net in 2023 primarily included (1) changes in the fair value of investments in the preferred shares of Aeolus, (2) interest income of US$1.8 million generated from bank deposits and accrued from the convertible note of Aeolus, (3) foreign exchange loss of US$34 thousand, and (4) realized foreign currency exchange gain of US$76 thousand arising from the partial repayment of the convertible note of Aeolus. Non-operating income, net in 2022 primarily included (1) interest income of US$718 thousand generated from bank deposits and accrued from the convertible note of Aeolus, (2) gain of US$409 thousand on changes in the fair value of the preferred shares of Aeolus, and (3) foreign exchange loss of US$941 thousand. In 2023, 2022 and 2021, the foreign exchange gain or loss were mainly arising from inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations.

Income Tax Benefit

	For the Year Ended December 31,
	2023		2022		2021
	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands	% Change from 2021	Amount in US$ thousands
Loss before income taxes	$(3,399)	23.5%	$(2,752)	(19.6)%	$(3,425)
Income tax benefit	—	N/A	—	N/A	—
Net loss attributable to shareholders of GigaMedia	$(3,399)	23.5%	$(2,752)	(19.6)%	$(3,425)

In 2023 and 2022, no significant income tax benefits or expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B. Liquidity and Capital Resources

Our principal source of liquidity in the year ended December 31, 2023, was our cash on hand. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2023 and 2022, we have established strong relationships with financial institutions and expect to be able to secure lines of credit to fulfill operating and strategic needs.

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

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2023	2022	2021
Net cash used in operating activities	$(1,193)	$(2,509)	$(4,135)
Net cash provided by (used in) investing activities	837	(70)	(17)
Net cash used in financing activities	—	—	—
Exchange difference	32	(75)	(89)
Net decrease in cash, cash equivalents and restricted cash	(324)	(2,654)	(4,241)
Cash, cash equivalents and restricted cash at beginning of year	39,107	41,761	46,002
Cash, cash equivalents and restricted cash at end of year	$38,783	$39,107	$41,761

OPERATING ACTIVITIES. In 2023, our net cash used in operating activities was approximately US$1.2 million. We collected US$4.0 million in cash from our customers, paid US$1.3 million for license fees, royalties and channel costs, and paid approximately US$5.9 million to employees, suppliers and vendors. In 2022, our net cash used in operating activities was approximately US$2.5 million. We collected US$6.5 million in cash from our customers, paid US$2.6 million for license fees, royalties and channel costs, and paid approximately US$6.3 million to employees, suppliers and vendors. In 2021, our net cash used in operating activities was approximately US$4.1 million. We collected US$5.4 million in cash from our customers, paid US$1.9 million for license fees, royalties and channel costs, and paid approximately US$7.8 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash provided by investing activities in 2023 was US$837 thousand, which was primarily from partial repayment of the convertible note of Aeolus. Our net cash used in investing activities in 2022 and 2021 was US$70 thousand and US$17 thousand, respectively, primarily used for the purchase of property, plant and equipment.

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2023, 2022 and 2021 was nil.

We believe that our existing cash, cash equivalents and restricted cash, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2024. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash, cash equivalents and restricted cash to fund future operations.

Obligations and Capital Expenditures

As of December 31, 2023, we had the following contractual obligations:

	As of December 31,2023
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$486	$499	$—	$—	$985
Royalty fees	—	—	—	—	—
Total contractual cash obligations	$486	$499	$—	$—	$985

Operating leases represent obligations under lease agreements with respect to certain office premises that we rent for operation.

In addition, we have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2023. For a specific licensed game, we are committed to paying an incentive fee of $20 thousand to the licensor for every $600 thousand in additional revenues generated from the game during the agreement period and extended period through January 2026. Since the revenues from particular games are uncertain, the table above only reflects incentive fee commitments that have been triggered by crossing the relevant revenue thresholds.

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, intangible assets and other deferred assets were US$58 thousand, US$70 thousand and US$93 thousand for 2023, 2022 and 2021, respectively. Capital expenditures during 2023 were primarily for software and computer hardware equipment for our digital entertainment business and for general corporate use. Our capital expenditure plans for 2024, which we expect to be primarily in software and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2024 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. In 2023, Hoshin GigaMedia resolved to use all the legal reserves to offset its deficit. As of December 31, 2023, 2022 and 2021, the legal reserves of Hoshin GigaMedia were approximately US$0, US$1.5 million and US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2023, 2022 and 2021, we incurred US$0.7 million, US$1.1 million and US$1.4 million, respectively, in research and development activities.

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

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2023, 2022 and 2021” for a discussion of the most recent trends in our operating costs and revenues since the end of 2022. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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
Valuation of Investment in Securities

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

We have not made any material changes in the accounting methodology used to estimate the service period of the virtual goods and the breakage amount as of December 31, 2023 and 2022. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate the deferral and recognition of revenues. However, if actual results are not consistent with our estimates and assumptions used to calculate the deferral and recognition of revenues, we may be exposed to risks of inappropriately early or late recognition of the related revenues.

A hypothetical 10% increase in the estimated service period of the virtual goods would result in a decrease of earnings by $3 thousand, $5 thousand and $4 thousand for 2023, 2022 and 2021, respectively, while a hypothetical 10% decrease would result in an increase of earnings by approximately $6 thousand, $11 thousand and $10 thousand for 2023, 2022 and 2021, respectively.

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

We have not made any material changes in the accounting methodology used to evaluate investment in securities as of December 31, 2023 and 2022. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to evaluate fair values of the securities. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Please see note 4 to our consolidated financial statements for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	69	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	72	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	62	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	76	Independent Non-Executive Director	2013(4)
LIN, Wan-Wan	61	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2023(5)
TSAI, Chih-Hong	69	Independent Non-Executive Director	2023(6)

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
(4)
Mr. Damian HONG was appointed as an Independent Non-Executive Director of the Board on October 31, 2013.
(5)
Ms. Wan-Wan LIN was appointed as an Independent Non-Executive Director of the Board, as well as Chairman of the Audit Committee and a member of the Compensation Committee on November 20, 2023.
(6)
Mr. Chih-Hong TSAI was appointed as an Independent Non-Executive Director of the Board and a member of the Audit Committee on November 20, 2023.

Biographical information with respect to each of our directors and executive officers is set forth below.

Directors

JAMES CHENG-MING HUANG is the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of our Company. He has more than 30 years of experience in finance, investment and direct marketing. Mr. Huang also serves as Chairman of Grand Pacific Investment & Development Co., Ltd. and Sung Cheng Investment Co., Ltd. He holds a Master’s degree of Science in Management from MIT Sloan School of Management, U.S.

JOHN PING CHANG HUANG is an independent non-executive director of our Company. Mr. Huang has more than 30 years of experience in hospitality management and investment. He is the consultant of Global Hospitality Group Inc. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan.

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

WAN-WAN LIN is a Certified Public Accountant both in the U.S.A. and in R.O.C. She served as the CEO at the accounting firm KPMG in Taiwan, and has been teaching in the Accounting Departments of several public and private universities such as National Taiwan University, National Chengchi University, Tunghai University and Tamkang University. Her areas of expertise are in IFRS accounting and internal controls structure for global companies, as well as full experience of assisting companies in becoming public companies in R.O.C. and serving as a consultant for companies pursuing initial public offerings, or IPOs. She had served many well-known listed companies and been involved with many diverse industries. She holds a degree of EMBA Program at National Taiwan University, a Master degree in Accounting from University of Illinois at Urbana Champaign, and a Bachelor degree in Accounting from National Taiwan University.

CHIH-HONG TSAI is currently an adjunct professor at the Department of Finance, School of Management, National Taiwan University. He also serves as a director of SinoPac Leasing Corp. Mr. Tsai had served as the senior executive in a number of well-known leasing companies. He specializes in risk control management and has tremendous management experiences. He holds Ph.D. in Finances, College of Management at National Taiwan University, and a Master Degree of Science in Management from MIT Sloan School of Management, U.S.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of April 20, 2024)
Country of Principal Executive Offices:	Taiwan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.5 million. For information regarding pension and retirement benefits, see note 12 to our consolidated financial statements.

As of December 31, 2023, the total outstanding number of share options granted to our directors and officers was 8,000. As of December 31 2023, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2024, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

Date of Grant	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Expiration
May 5, 2017	4,000	2.90	May 5, 2027
Total	4,000

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

Compensation recovery policy

In October 2022, the SEC adopted rules, pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requiring national securities exchanges and national securities associations, such as Nasdaq, to amend their relevant listing standards no later than November 28, 2023 to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act that is wholly or partially contingent on the attainment of financial performance criteria based on reported financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. On October 30, 2023, our Board of Directors adopted a written compensation recovery policy, or the Compensation Recovery Policy. That policy is now in force with respect to the Chief Executive Officer and other executive officers, subject to compliance with applicable local laws and is included as Exhibit 97.1 to this report for the year ended December 31, 2023.

C. Board Practices

Our board of directors currently comprises five male directors and one female director, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Constitution and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal 2023, our board of directors met five times, and all members of the board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal 2023, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Wan-Wan LIN, Nick Chia-En LIU and Chih-Hong TSAI. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters (including in respect of cybersecurity) to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5) reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Constitution and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal 2023, our audit committee met five times.

Our compensation committee currently consists of John Ping Chang HUANG and Wan-Wan LIN. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the Board with respect to non-employee director compensation; and (4) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal 2023, our compensation committee met two times.

We do not have a separate nominations committee of the board of directors. In accordance with Nasdaq Rule 5605(e), director nominees are recommended for the board's selection by the independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate.

D. Employees

The following table sets out a breakdown of the number of our full-time employees by function as of December 31, 2023, 2022 and 2021, respectively:

	December 31
Function	2023	2022	2021
Development	27	27	41
Operation	33	37	41
Customer Service	13	13	16
Administrative Support	23	24	25
	96	101	123

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2023	2022	2021
Taipei City, Taiwan	83	87	108
Hong Kong	13	14	15
	96	101	123

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2024:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	1,073,566	*
HUANG, John Ping Chang	—	*
LIU, Nick Chia-En	—	*
LIN, Charlotte Wan-Wan.	—	*
TSAI, John Chih-Hong	—	*
HONG, Chin Fock	—	*
Directors and executive officers as a group of 6 individuals	1,073,566	4,000

* Less than 1%

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable. The full text of our compensation recovery policy is filed as Exhibit 97.1 to this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2024 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
John-Lee Andre Koo(1)	2,159,999	19.54%
James Cheng-Ming Huang(2)	1,073,566	9.71%
Collin Hwang(3)	696,435	6.30%
Jonathan Honig(4)	1,105,145	9.99%

(1)
Based on a Schedule 13G/A filed with the SEC on August 14, 2017, John-Lee Andre Koo has beneficial ownership of 2,159,999 shares of our Company.
(2)
James Cheng-Ming Huang has beneficial ownership of 1,073,566 ordinary shares of our Company as of March 31, 2024.
(3)
Based on the Schedule 13G filed with the SEC on June 19, 2017, Collin Hwang has beneficial ownership of 696,435 shares of our Company.
(4)
Based on the Schedule 13G/A filed with the SEC on January 23, 2024, Jonathan Honig has beneficial ownership of 1,105,145 ordinary shares of our Company as follows:
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

As of March 31, 2024, we had 11,052,235 Shares outstanding, of which 6,017,090 Shares representing 54.44% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2024, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,733,747 shares.

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

B. Related Party Transactions

Since January 1, 2023 through March 31, 2024, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

On August 31, 2023, we and Aeolus entered into an agreement to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023.

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

On August 15, 2023, we entered into an agreement to purchase a convertible promissory note, with principal amount of US$105,346, issued by Aeolus, and on March 15, 2024, we entered into an agreement to purchase a convertible promissory note, with principal amount of US$63,208, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

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

Services such as brokerage, handling and clearing services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase, sale or holding of our Shares will be subject to GST at the rate of 8% from January 1, 2023 to December 31, 2023 (9% from January 1, 2024 onwards). Similar services rendered to an investor belonging outside Singapore should generally be subject to GST at zero-rate.

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
•
person owning (actually or constructively, as determined under U.S. federal income tax law), 10% or more of the combined voting power of all classes of our stock entitled to vote, or 10% or more of the total value of all classes of our stock;
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

Passive Foreign Investment Company

Due to the price of our Shares during 2023 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2023, and that we will likely be a PFIC for our current taxable year ending December 31, 2024, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

Taxation of Dividends

The following description of the taxation of dividends is subject to the discussion above with respect to the passive foreign investment company tax rules. The amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on The Nasdaq Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or the total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay. As noted above, we believe that it is likely that we were classified as a PFIC for the taxable year ended December 31, 2023, and that we will likely be a PFIC for our current taxable year ending December 31, 2024.

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

Dividends on Shares will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will constitute passive category income or, in certain cases, general category income or foreign branch income. A U.S. person may be eligible, subject to a number of complex limitations, including those set forth in the U.S. Treasury regulations issued on December 28, 2021, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final FTC Treasury Regulations”), to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Shares. The Final FTC Treasury Regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit. However, the IRS has indicated that taxpayers may defer the application of many of these additional requirements until further notice. A U.S. person who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing U.S. foreign tax credits, including under the Final FTC Treasury Regulations, are complex. Accordingly, you are urged to consult your tax advisor regarding the availability of a U.S. foreign tax credit under your particular circumstances.

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

Information with Respect to Foreign Financial Assets

U.S. persons that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the Shares, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. person is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. persons may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts with the U.S. Department of Treasury. You are thus encouraged to consult your U.S. tax advisors with respect to these and other reporting requirements that may apply to the acquisition of the Shares.

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

You may also request a copy of our SEC filings, at no cost, upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114-740, Taiwan R.O.C., or by e-mail to: IR@Gigamedia.com.tw. A copy of each report submitted in accordance with applicable U.S. law is also available for public review at our principal executive office.

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

As of December 31, 2023, we had bank deposits of approximately US$1.2 million and financial instruments, net, of US$4.7 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We also had certain inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts, totaled at approximately US$22.7 million as of the end of 2023, were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations. We recognized a realized foreign exchange loss of approximately US$160 thousand and unrealized foreign exchange gain of approximately US$126 thousand in the year ended December 31, 2023.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and investment - debt and equity securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.81% in our total equity as of December 31, 2023.

From January 1, 2023 to April 11, 2024, while the Hong Kong dollar to U.S. dollar exchange rate fluctuated moderately 0.8%, the NT dollar to U.S. dollar exchange rate fluctuated approximately 9%, mainly due to the great volatility in global financial markets resulted by the ongoing Russia-Ukraine War as well as global central banks' interest rate hikes. Nonetheless, we maintain the bulk of our financial assets in U.S. dollar-denominated assets to limit the foreign currency risk we are exposed to.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2023 and 2022, we did not have outstanding bank loans.

Other Market Risks

We are also exposed to other market risks, which are mainly derived from our investments. We have investments of minority stake equity and debt instruments in Aeolus Robotics Corporation, a privately held company. These investments are recorded in fair values. As of December 31, 2023, the aggregate carrying value of investments on our balance sheet was $5.8 million. We monitor these investments for impairment and make appropriate reductions in carrying value. We made a decrease in the fair value of the investments by totally $3.7 million (in which $2.1 million were included in earnings) for the year ended on December 31, 2023. There were no impairment losses for the years ended on December 31, 2022 and 2021.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”) in Internal Control - Integrated Frameworks. Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2023 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Wan-Wan LIN, an independent director and member of our audit committee, is the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our directors, other officers, employees and consultants. The full text of our code of ethics is available on our website, www.gigamedia.com. If we amend any provisions of our code of ethics, we will disclose such amendment on our website at the same address. If we make any waivers of any provisions of our code of ethics, we will disclose any such waivers within four business days either by distributing a press release or including disclosure in a Form 6-K. We will also provide any person without charge a copy of our code of ethics upon written request to our investor relations department at 8th Floor, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114-740, Taiwan R.O.C., or by e-mail to: IR@Gigamedia.com.tw.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by Deloitte & Touche (PCAOB ID No. 1060) for the fiscal years ended December 31, 2023 and 2022, respectively.

For the Years Ended December 31	2023	2022
	(in US$)	(in US$)
Audit Fees	$265,000	$265,000
Audit-Related Fees	0	0
Tax Fees	7,000	7,000
All Other Fees	0	0

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

The audit committee of the board of directors receives, reviews and discusses the periodic reports regarding the company's information technology and security matters, which include cybersecurity incidents, assessments of new and emerging cybersecurity risks and threats, and proposed improvement measures.

We have cybersecurity processes and guidelines designed to mitigate the risks of a security breach or cyber-attack. These guidelines define the information security and cover measures of employee responsibility, information security coordination, data governance and classification, access controls and identity management, system & network security, operations & availability, system & network monitoring, asset inventory and device management, data center security management and business continuity and disaster recovery.

We have also established guidelines describing the procedures for reporting and responding to cybersecurity incidents. The guidelines define and classify cybersecurity incidents, specify the division of responsibilities, and designates incident reporting flows in accordance with the materiality level of the incidents. Once an incident is detected, identified and reported, a team led by responsible manager (for a less severe incident) or IT division head (for a material incident) will be assembled for responding to the incident. The team will comprise personnel for information gathering and planning, damaging controlling, recovering and evidence tracing and preserving, as well as for public communication and administrative, legal and financial supporting. Besides the responding measures, the team will also perform analyses for incident cause as well as the actions and recommendations in order to prevent or mitigate similar incidents in the future. Follow-up meetings or periodic review will be in place to evaluate the result of these actions and recommendations.

We have implemented real-time monitoring mechanisms for the cloud services. In case of any material incidents, relevant IT personnel will be notified promptly via email, and corresponding procedures will be followed in accordance with the company policies designed to minimize operational impacts. Additionally, we regularly obtain Service Organization Controls (SOC) reports from our third-party service providers to assess the effectiveness of their control measures.

The head of IT division is responsible for assessing and managing the cybersecurity risk and reporting on cybersecurity matters to the audit committee of the board of directors. Our head of IT division obtained his master degree in Graduate Institute of Computer Science, National Tsing Hua University and has over 20 years of experience working in information technology. Other professionals in our IT division also have cybersecurity experiences or certifications. Our IT division regularly assesses potential threats and takes a comprehensive view of cybersecurity risks. We have not engaged any third-party service provider to assist on risk assessment processes.

As of the date of this annual report, we do not believe that any past cybersecurity incidents have had, or are reasonably likely to have had, a material adverse effect on the Company’s business, operations or financial condition. See “Risk Factors—Risks Related to Cybersecurity and Technology Infrastructure.”

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

4.1

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 31, 2020, incorporated by reference to Exhibit 1.1 to our annual report for the year 2020 on Form 20-F filed with the SEC on April 29, 2021

4.1(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated August 31, 2020 (included in Exhibit 4.1)

4.1(b)*	Amendment to Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 31, 2023

4.2*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 15, 2023

4.2(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated August 15, 2023 (included in Exhibit 4.2)

4.3*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated March 15, 2024

4.3(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated March 27, 2024 (included in Exhibit 4.3)

8.1*	List of Subsidiaries

11.1*	Code of Ethics, as last amended by the board of directors on March 25,2024

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche, Independent Registered Public Accounting Firm

97.1*	Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ HUANG, CHENG-MING
HUANG, CHENG-MING Chief Executive Officer

Date: April 29, 2024

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Fair Value - Level 3 Assets - Refer to Note 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company holds investment in securities amounted to $5,777 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

— We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the Level 3 assets, including controls over the Company’s valuation methods and significant unobservable inputs.

— With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the Level 3 asset;(2)we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3)we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the Level 3 assets including but not limited to the discount rate, discount of lack of marketability and volatility.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2024

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

(in thousands of US dollars)

	December 31
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$38,470	$38,794
Investment in securities - current (Note 8)	—	7,950
Accounts receivable - net (Note 6)	227	199
Prepaid expenses	54	60
Restricted cash (Note 5)	313	313
Other current assets (Note 7)	143	510
Total Current Assets	39,207	47,826
INVESTMENT IN SECURITIES - NONCURRENT (Note 8)	5,777	2,371
PROPERTY, PLANT AND EQUIPMENT, NET (Note 18)	111	103
INTANGIBLE ASSETS - NET (Note 18)	13	19
OTHER ASSETS
Refundable deposits	193	192
Prepaid licensing and royalty fees (Note 3)	24	177
Right-of-use assets (Note 9 and 18)	944	1,306
Other (Note 12)	228	142
TOTAL ASSETS	$46,497	$52,136

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2023 AND 2022

(in thousands of US dollars, except share data)

	December 31
	2023	2022
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$44	$53
Accrued expenses (Note 10)	1,182	1,151
Deferred revenue (Note 11)	573	817
Other current liabilities (Notes 9 and 17)	665	616
Total Current Liabilities	2,464	2,637
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	495	893
Total Liabilities	2,959	3,530
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Ordinary shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2023 and 2022	308,752	308,752
Accumulated deficit	(241,830)	(238,431)
Accumulated other comprehensive loss (Note 14)	(23,384)	(21,715)
Total GigaMedia Shareholders’ Equity	43,538	48,606
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,497	$52,136

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of US dollars, except for earnings per share amounts)

	2023	2022	2021
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$4,292	$5,585	$5,492
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,846)	(2,335)	(2,584)
GROSS PROFIT	2,446	3,250	2,908
OPERATING EXPENSES
Product development and engineering expenses	(729)	(1,110)	(1,449)
Selling and marketing expenses	(1,623)	(1,644)	(1,729)
General and administrative expenses	(3,242)	(3,515)	(3,697)
Bad debt expense (Note 6)	(7)	(2)	(7)
	(5,601)	(6,271)	(6,882)
LOSS FROM OPERATIONS	(3,155)	(3,021)	(3,974)
NON-OPERATING INCOME (EXPENSES)
Interest income from financial institutions	1,609	559	92
Interest income on securities (Note 17)	202	159	160
Gain on disposal or repayment of investment in securities (Note 8)	76	—	125
Foreign exchange gain (loss), net	(34)	(941)	122
Changes in the fair value of investment in equity securities recognized at fair value (Note 4)	(2,110)	409	—
Other	13	83	50
	(244)	269	549
LOSS BEFORE INCOME TAXES	(3,399)	(2,752)	(3,425)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(3,399)	$(2,752)	$(3,425)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.31)	$(0.25)	$(0.31)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of US dollars)

	2023	2022	2021
NET LOSS	$(3,399)	$(2,752)	$(3,425)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	(11)	76	14
Foreign currency translation adjustment	(129)	(190)	203
Unrealized holding gain (loss) on investment in securities	(1,453)	620	(124)
Reclassification adjustment for loss included in net income	(76)	—	97
Other	—	—	(10)
	(1,669)	506	180
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(5,068)	$(2,246)	$(3,245)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Ordinary shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2021	11,052	$308,752	$(232,254)	$(22,401)	$54,097
Net loss	—	—	(3,425)	—	(3,425)
Other comprehensive income	—	—	—	180	180
Balance as of December 31, 2021	11,052	308,752	(235,679)	(22,221)	50,852
Net loss	—	—	(2,752)	—	(2,752)
Other comprehensive loss	—	—	—	506	506
Balance as of December 31, 2022	11,052	308,752	(238,431)	(21,715)	48,606
Net loss	—	—	(3,399)	—	(3,399)
Other comprehensive loss	—	—	—	(1,669)	(1,669)
Balance as of December 31, 2023	11,052	$308,752	$(241,830)	$(23,384)	$43,538

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of US dollars)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,399)	$(2,752)	$(3,425)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	43	24	11
Amortization	12	9	9
Bad debt expense	7	2	7
Gain on disposal of investment in securities	(76)	—	(125)
Changes in the fair value of investment in equity securities recognized at fair value	2,110	(409)	—
Unrealized foreign exchange (gain) loss	(85)	1,022	—
Other	—	3	—
Net changes in:
Accounts receivable	(35)	64	3
Prepaid expenses	7	341	(313)
Prepaid licensing and royalty fees	152	(142)	96
Prepaid pension assets	9	(59)	(16)
Other assets	272	(141)	(151)
Accounts payable	(9)	(66)	47
Accrued expenses	31	(284)	(80)
Other liabilities	(232)	(121)	(198)
Net cash used in operating activities	(1,193)	(2,509)	(4,135)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment in securities	(105)	—	—
Purchases of property, plant and equipment	(52)	(52)	(76)
Increase in intangible assets	(6)	(18)	(17)
Proceeds from disposal of investment in securities	1,000	—	80
Increase in refundable deposits	—	—	(4)
Net cash provided by (used in) investing activities	837	(70)	(17)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of US dollars)

	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	32	(75)	(89)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(324)	(2,654)	(4,241)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	39,107	41,761	46,002
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$38,783	$39,107	$41,761
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refunded during the year	$—	$—	$(2)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2023, 2022 and 2021

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2023 and 2022, cash totaling $313 thousand and $313 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Losses on debt security transactions and declines in value that are determined to be the result of credit losses, if any, are reported in the consolidated statements of operations. In evaluating credit losses on the debt securities, management first considers whether the fair value is less than amortized cost. An impairment exists if the fair value of the investment is less than its amortized cost basis. Secondly, the intent or requirement to sell the securities is analyzed. If we intend to sell the debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date, with any incremental impairment reported in the consolidated statements of operations. Subsequently, it shall be determined whether the decline in fair value below the amortized cost basis has resulted from a credit loss, considering comprehensive factors including but not limited to changes in industry or area, in technology or changes that indicate likely or realized failure of the issue of the security to make scheduled interest or principal payments. Unrealized gains on credit-related recoveries are reported in the consolidated statements of operations.

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

Advertising expenses incurred in 2023, 2022 and 2021 totaled $0.2 million, $0.2 million and $0.2 million, respectively and were included in selling and marketing expenses.

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

In 2022, a Hong Kong subsidiary of ours received subsidies from the first and the second tranches of Employment Support Scheme of the Hong Kong Government as a relief from the COVID-19 pandemic. The scheme provided time-limited financial support to employers to retain their employees who may otherwise be made redundant. Employers who participated in the scheme must provide an undertaking not to implement redundancy during the subsidy period and to spend all the wage subsidies on paying wages to their employees. The scheme was not effected in 2023 and 2021.

For the years ended December 31, 2023, 2022 and 2021, the amounts of government subsidies were $0, $44 thousand and $0, respectively.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares, composed of incremental ordinary shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of ordinary shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential ordinary shares would be anti-dilutive. Therefore, for the years ended December 31, 2023, 2022 and 2021, basic and diluted loss per share were $0.31, $0.25 and $0.31, respectively.

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

(d) Recently Adopted Accounting Pronouncements

In July 2023, the Financial Accounting Standards Board ("FASB") issued an accounting standard update ("ASU"), ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock (SEC Update). This ASU amends or supersedes various SEC paragraphs within the codification to conform to past announcements and guidance issued by the SEC. The adoption of this amendment did not have a material impact on our Company’s results of operations, financial position, cash flows or financial statement disclosures.

(e) Recent Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

Income tax

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds received) to international, federal, and state and local jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The guidance makes several other changes to income tax disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2024 and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU:

•
Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”).
•
Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.
•
Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods.
•
Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial 3 statements. In other words, in addition to the measure that is most consistent with the measurement principles under U.S. GAAP, a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.
•
Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.
•
Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.

The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The adoption of this ASU is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2023	2022	2021
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 29 thousand shares at the range of $2.90 to $7.15 as of December 31, 2023, 33 thousand shares at $2.90 to $7.15 as of December 31, 2022, and 37 thousand shares at $2.90 to $7.15 as of December 31, 2021. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2023, 2022, and 2021.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2023	2022	2021
Balance at beginning of year	$177	$35	$130
Addition	36	369	98
Amortization and usage	(189)	(227)	(193)
Impairment charges	—	—	—
Balance at end of year	$24	$177	$35

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2023 and 2022.

(in US$ thousands)	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$38,470	$38,470	$38,794	$38,794
Accounts receivable	227	227	199	199
Restricted cash	313	313	313	313
Refundable deposits	193	193	192	192
Investment in securities - current	—	—	7,950	7,950
Investment in securities - noncurrent	5,777	5,777	2,371	2,371
Financial liabilities
Accounts payable	44	44	53	53
Accrued expenses	1,182	1,182	1,151	1,151
Lease liabilities - current and noncurrent	970	970	1,333	1,333

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2023 and 2022 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2023
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - noncurrent	—	—	5,777	5,777
	$—	$313	$5,777	$6,090

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2022
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - current	—	—	7,950	7,950
Investment in securities - noncurrent	—	—	2,371	2,371
	$—	$313	$10,321	$10,634

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2023 and 2022.

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

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2023 and 2022, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	2023
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$7,950	$2,371
Purchase	105	—
Disposal or repayment	(1,000)	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(2,110)
included in other comprehensive income - unrealized gain (loss) on security	(1,453)	—
included in other comprehensive income - foreign currency items	(54)	(32)
Balance at end of year	$5,548	$229
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(2,110)

(in US$ thousands)	2022
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$8,132	$2,190
Purchase	—	—
Disposal	—	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	409
included in other comprehensive income - unrealized gain (loss) on security	620	—
included in other comprehensive income - foreign currency items	(802)	(228)
Balance at end of year	$7,950	$2,371
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$409

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2023 and 2022 are shown below:

Investment in securities - Level 3 financial assets

Sensitivity of the Input to Fair Value

					Changes of Fair Value (in US$ thousands)
Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
December 31, 2023	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$90 Equity securities: +$67	Debt securities: -$121 Equity securities: -$58
		Discount for lack of marketability (“DLOM”)	12%	From12.0% to 30.0% for different scenarios	Debt securities: +$63 Equity securities: +$4	Debt securities: -$63 Equity securities: -$3
		Volatility	29%	29%	Debt securities: +$22 Equity securities: +$3	Debt securities: -$86 Equity securities: -$2
December 31, 2022	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$372 Equity securities: +$175	Debt securities: -$262 Equity securities: -$170
		Discount for lack of marketability (“DLOM”)	From 4.0% to 12.0% for different scenarios	From 6.0% to 12.0% for different scenarios	Debt securities: +$93 Equity securities: +$26	Debt securities: -$93 Equity securities: -$25
		Volatility	From 28% to 31.0% for different scenarios	From 28% to 31.0% for different scenarios	Debt securities: +$23 Equity securities: +$16	Debt securities: +$24 Equity securities: -$10

When estimating the value of the early stage enterprise, in the absence of observable market prices or a recent financing transaction, we obtained sufficient financial and operational information from the issuer’s company, using the income approach as our primary method, which reflects the close relationship between the future cash generating ability of the issuer’s company and respective enterprise value. As the issuer’s company was still at its early stage of development with limited historical track record, market multiples were conducted for supplementary reference only.

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

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2023 and 2022.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2023 and 2022.

	December 31
(in US$ thousands)	2023	2022
Cash and savings accounts	$38,470	$38,794
Time deposits	—	—
Cash and cash equivalents reported on the consolidated balance sheets	38,470	38,794
Cash restricted as performance bond	313	313
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$38,783	$39,107

As of December 31, 2023 and 2022, cash amounting to $313 thousand and $313 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2023	2022
Taiwan	$38,289	$38,352
Hong Kong	494	739
China	—	16
	$38,783	$39,107

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2023	2022
Accounts receivable	$229	$200
Less: Allowance for doubtful accounts	(2)	(1)
	$227	$199

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2023, 2022 and 2021:

(in US$ thousands)	2023	2022	2021
Balance at beginning of year	$1	$2	$1
Additions: Bad debt expense	7	2	7
Less: Write-off	(6)	(3)	(6)
Translation adjustment	—	—	—
Balance at end of year	$2	$1	$2

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2023	2022
Loans receivable - current	$24	$29
Less: Allowance for loans receivable - current	(24)	(29)
Other receivable	2	374
Other	141	136
	$143	$510

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2023, 2022 and 2021:

(in US$ thousands)	2023	2022	2021
Balance at beginning of year	$29	$33	$32
Reversal for collection of bad debt	(5)	—	—
Translation adjustment	—	(4)	1
Balance at end of year	$24	$29	$33

NOTE 8. INVESTMENT IN SECURITIES

Investment in securities – current and noncurrent consist of the following:

	December 31
(in US$ thousands)	2023	2022
Debt securities, classified as available-for-sale	$5,548	$7,950
Equity securities	229	2,371
	$5,777	$10,321

Our Company’s investment in securities - current and noncurrent are invested in convertible promissory notes and preferred shares. During 2023, we recognized a realized exchange gain of $76 thousand arising from the partial repayment of the aforementioned promissory note. During 2021, we recognized gains of $125 thousand on disposal of investment in securities, consisting of a gain of $79 thousand on the disposal of an equity security that have been fully impaired years ago, and a gain of $46 thousand on the deemed disposal arising from the partial conversion of the aforementioned promissory note into the preferred shares. Certain of our investment in securities, though denominated in US dollars, are held by an entity of ours whose functional currency is not US dollars, resulting to unrealized exchange gain or loss accounted for as other comprehensive income or loss, and corresponding translation adjustment accordingly.

The promissory notes are purchased under different agreements, and are convertible into common or preferred shares at certain different prices, subject to applicable adjustments. Upon conditions outlined in the agreements, the convertible promissory notes may be automatically converted or become redeemable. See Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.

We assessed the estimated fair values of these investments as of December 31, 2023. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026.

Right-of-use assets

Right-of-use assets consist of the following:

	December 31
(in US$ thousands)	2023	2022
Carrying amount:
Office premise	$944	$1,306

The following tables summarize changes to our Company’s right-of use assets during 2023 and 2022:

(in US$ thousands)	Cost
	2023	2022
Balance at January 1	$2,165	$2,390
Additions	116	—
Exchange differences	—	(225)
Balance at December 31	$2,281	$2,165

	Accumulated depreciation
	2023	2022
Balance at January 1	$859	$419
Depreciation	472	489
Exchange differences	6	(49)
Balance at December 31	$1,337	$859

	Carrying amounts
	2023	2022
Balance at January 1	$1,306	$1,971
Balance at December 31	$944	$1,306

Lease liabilities

	December 31
(in US$ thousands)	2023	2022
Carrying amount:
Current portion (classified under other current liabilities)	$475	$440
Noncurrent portion	495	893
	$970	$1,333

Discount rates for the existing lease liabilities ranged from 1.44% to 3.6% as of December 31, 2023, and from 1.44% to 2.88% as of December 31, 2022.

Material terms of right-of-use assets

We lease office premises and automobile for operational use with lease terms of 2 to 5 years. We do not have purchase options to acquire the leasehold office premises at the end of the lease terms.

Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2023	2022
Cash paid for operating leases	$491	$502
Lease liabilities arising from obtaining right-of-use assets	$116	$—

	As of December 31
	2023	2022
Weighted-average remaining lease term	2.04 years	3.03 years
Weighted-average discount rate	1.60%	1.50%

Operating lease expenses were $495 thousand and $520 thousand during the years ended December 31, 2023 and 2022, respectively.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2023:

(in US$ thousands)	Operating Leases
Year
2024	$486
2025	430
2026	69
Total minimum lease payments	985
Less: amount of lease payments representing interest	(15)
Present value of future minimum lease payments	970
Less: current obligation under leases	(475)
Non-current lease obligations	$495

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2023	2022
Accrued professional fees	$356	$393
Accrued compensation	423	201
Accrued royalties	45	122
Accrued advertising expenses	2	21
Accrued director compensation and liability insurance	100	107
Other	256	307
	$1,182	$1,151

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2023	2022
Unused virtual points	$481	$700
Unamortized virtual items	75	95
Advances for pre-order items	17	22
	$573	$817

The breakage amounts recognized as revenue during the years ended December 31, 2023, 2022 and 2021 were $228 thousand, $20 thousand and $62 thousand, respectively.

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

We use December 31 as the measurement date for our defined benefit pension plan. As of December 31, 2023 and 2022, the accumulated benefit obligation amounted to $266 thousand and $247 thousand, respectively, and the funded status of prepaid pension assets amounted to $134 thousand and $142 thousand, respectively. The fair value of plan assets amounted to $473 thousand and $463 thousand as of December 31, 2023 and 2022, respectively. The accumulated other comprehensive income amounted to $15 thousand and $4 thousand as of December 31, 2023 and 2022, respectively. The net periodic benefit cost for 2023, 2022 and 2021 amounted to ($2) thousand, $1 thousand and $3 thousand, respectively.

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2023 and 2022:

	December 31
(in US$ thousands)	2023	2022
Benefit obligation	$339	$321
Fair value of plan assets	473	463
	$(134)	$(142)
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(134)	$(142)
Accumulated other comprehensive income	—	—
Net amount recognized	$(134)	$(142)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$(15)	$(4)

For the years ended December 31, 2023, 2022 and 2021, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2023	2022	2021
Service cost	$—	$—	$—
Interest cost	6	2	3
Expected return on plan assets	(8)	(3)	(3)
Amortization of net loss	—	2	3
Curtailment gain	—	—	—
	$(2)	$1	$3

Weighted average assumptions used to determine benefit obligations for 2023 and 2022 were as follows:

	December 31
	2023	2022
Discount rate	1.625%	1.750%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2023	2022
Discount rate	1.750%	0.750%
Rate of return on plan assets	1.750%	0.750%
Rate of compensation increase	2.00%	2.00%

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

We expect to make a contribution of $0 thousand to the Fund in 2024. We expect to make future benefit payments of $10 thousand to employees from 2024 to 2028 and $75 thousand from 2029 to 2033.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2023, 2022 and 2021 were $163 thousand, $167 thousand, and $193 thousand, respectively, which are included in operating expenses.

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

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain (loss) on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance as of January 1, 2021	$(21,956)	$(351)	$(94)	$(22,401)
Foreign currency translation adjustment	203	—	—	203
Pension and post retirement benefit adjustment	—	—	14	14
Unrealized holding loss arising during period	—	(124)	—	(124)
Reclassification adjustment for loss included in net income	—	97	—	97
Other	—	(10)	—	(10)
Balance as of December 31, 2021	(21,753)	(388)	(80)	(22,221)
Foreign currency translation adjustment	(190)	—	—	(190)
Pension and post retirement benefit adjustment	—	—	76	76
Unrealized holding loss arising during period	—	620	—	620
Balance as of December 31, 2022	(21,943)	232	(4)	(21,715)
Foreign currency translation adjustment	(144)	15	—	(129)
Pension and post retirement benefit adjustment	—	—	(11)	(11)
Unrealized holding loss arising during period	—	(1,453)	—	(1,453)
Reclassification adjustments for loss included in net income		(76)		(76)
Balance as of December 31, 2023	$(22,087)	$(1,282)	$(15)	$(23,384)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2023, 2022 and 2021.

NOTE 15. SHARE-BASED COMPENSATION

During 2023, 2022 and 2021, no stock-based compensation expenses were incurred and recognized.

There were no capitalized stock-based compensation costs at December 31, 2023 and 2022. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2023, 2022 and 2021, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2023 and 2022.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2023.

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

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2023.

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

(b) Options

In 2023, 2022 and 2021, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2023, 2022 and 2021.

Option transactions during the last three years are summarized as follows:

	2023				2022		2021
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1	$6.38	33			$6.13	37	$6.16	49
Options granted	—	—			—	—	—	—
Options exercised	—	—			—	—	—	—
Options Forfeited / canceled / expired	5.05	(4)			4.05	(4)	6.25	(12)
Balance at December 31	$6.56	29	0.67	$—	$6.38	33	$6.13	37
Exercisable at December 31	$6.56	29	0.67	$—	$6.38	33	$6.13	37
Vested and expected to vest at December 31	$6.56	29	0.67	$—	$6.38	33	$6.13	37

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2023 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2023. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2023, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2023:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	4	3.35 years	Under $5	4
$5~$50	25	0.24 years	$5~$50	25
$50~$100	—		$50~$100	—
	29			29

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2023	2022	2021
Taiwan operations	$(1,726)	$(1,588)	$(1,989)
Non-Taiwan operations	(1,673)	(1,164)	(1,436)
	$(3,399)	$(2,752)	$(3,425)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2023	2022	2021
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2023	2022	2021
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	0.75%	(3.03)%	(5.75)%
Expiration of net operating loss carryforwards	(27.71)%	(20.18)%	(6.47)%
Net operating loss carryforwards not utilized due to dissolution of subsidiaries	—	(42.73)%	—
Other non-deductible expenses	(12.84)%	(9.79)%	(1.65)%
Change in deferred tax assets and valuation allowance	15.79%	24.94%	(10.32)%
Loss on investment in subsidiaries dissolved	—	26.62%	—
Other	0.01%	0.17%	0.19%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2023	2022
Net operating loss carryforwards	$10,630	$11,385
Share-based compensation	292	292
Investments	131	131
Lease right-of-use assets	6	6
Other	5	66
	11,064	11,880
Less: valuation allowance	(11,064)	(11,880)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in US$ thousands)	2023	2022	2021
Balance at beginning of year	$11,880	$13,607	$13,046
Subsequent reversal and utilization of valuation allowance	(263)	(94)	(81)
Changes to valuation allowance	405	1,158	575
Expirations	(942)	(1,731)	(221)
Exchange differences	(16)	(1,060)	288
Balance at end of year	$11,064	$11,880	$13,607

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2023, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$15,521	indefinite
Taiwan	33,414	2024~2033
	$48,935

Unrecognized Tax Benefits

As of December 31, 2023, 2022 and 2021, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2023, 2022 and 2021.

Our major tax paying components are all located in Taiwan. As of December 31, 2023, the income tax filings in Taiwan have been examined for the years through 2021.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2026. Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2023.

For a specific licensed game, we were required to pay an incentive fee of $20 thousand to the licensor for every $600 thousand additional revenues generated from the game during the agreement period from January 2022 to January 2024. In January 2024, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2024 and expires on January 26, 2026, and the incentive fee remains $20 thousand for every $600 thousand additional revenues generated during the extension term.

(c) Investment Agreements

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, was due on August 30, 2022 but was extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note was convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares. GigaMedia may elect to convert all or any part of the principal amount of the Note into the preferred shares to be issued at the Qualified Financing, among which (1) 20% of such outstanding principal amount shall be converted at a conversion price equal to 90% of the purchase price offered to the investors in such qualified financing, and (2) 80% of such outstanding principal amount shall converted at a conversion price equal to 100% of the purchase price offered to the investors in such qualified financing. In the event that any portion of the principal amount is converted into the ordinary or preferred shares, all the interest accrued but unpaid on such portion of principal amount shall be waived. Assuming full conversion of the Note into ordinary shares and the exercise or conversion of all other Aeolus rights, options and convertible securities outstanding as of August 31, 2020, we would beneficially own 3,333,333 shares representing approximately 4.62% of the total ordinary shares of Aeolus as of August 31, 2020.

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

On August 31, 2023, GigaMedia and Aeolus entered into an agreement to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023.

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

On August 15, 2023, we entered into an agreement to purchase a convertible promissory note, with principal amount of US$105,346, issued by Aeolus, and on March 15, 2024, we entered into an agreement to purchase a convertible promissory note, with principal amount of US$63,208, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,588,005) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $882,077). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On October 30, 2023, the Taiwan High Court ruled such appeal meritorious and Ennoconn has the right to claim compensation from GigaMedia Cloud. On November 16, 2023, GigaMedia Cloud filed an appeal against the Taiwan High Court’s decision, and the appeal has been transferred to Taiwan Supreme Court on January 2, 2024. On April 17, 2024, the Taiwan Supreme Court, in a written notice, denied GigaMedia’s appeal.

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

Segment Information

We have only one segment, the digital entertainment business segment, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

Our Company uses the loss from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of consolidated financial statements. Please refer to the consolidated statements of operations and comprehensive income (loss) for the related segment revenue and operating results.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follows:

(in US$ thousands)	2023	2022	2021
MahJong and casino casual games	$1,070	$1,308	$1,493
PC-based online sports games	2,696	3,395	2,376
Mobile role playing games	464	801	1,522
Other games and game related revenues	62	81	101
	$4,292	$5,585	$5,492

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2023	2022	2021
Taiwan	$1,785	$2,427	$3,050
Hong Kong	2,507	3,158	2,442
	$4,292	$5,585	$5,492

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2023			December 31, 2022
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$111	$13	$869	$103	$19	$1,289
Hong Kong	—	—	75	—	—	17
	$111	$13	$944	$103	$19	$1,306

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2023, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.