Form 20-F
period 2024-12-31
GIGAMEDIA Ltd
filed 2025-04-29
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. While our Company’s consolidated financial statements are presented in U.S. dollars, a large portion of our operations are conducted through subsidiaries located in Taiwan, and therefore adopt NT dollars as their functional currency. Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 32.785, 30.705 and 30.71 to one U.S. dollar as of December 31, 2024, 2023 and 2022, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

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

Our ability to plan for product development and distribution and promotional activities will be significantly affected by how well we anticipate and adapt to relatively rapid changes in consumer tastes and preferences. Currently, a substantial portion of our digital entertainment services revenue is derived from revenues from PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed online games such as Tales Runner, a multi-player sports game, and Yume100, a single player role-playing game. In recent years, revenues from our PC-based games have been declining, reflecting the overall shift in player preferences, and the lack of growth momentum in PC-based games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, is likely to adversely affect our business, financial condition and results of operations. To maintain competitiveness of our digital entertainment services, we must regularly invest in enhancing, improving, expanding or upgrading our services. If we fail to do so, revenues generated from our existing services will likely decline.

As our services are currently accessed primarily through PCs and, increasingly, mobile devices, successful development of services for such devices will be imperative if we are to maintain or increase our revenues, and our inability to do so may result in lower growth of or a decline in revenues.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2024, 2023 and 2022, we incurred consolidated operating losses of US$3.7 million, US$3.2 million and US$3.0 million as well as net losses of US$2.3 million, US$3.4 million and US$2.8 million, respectively. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business, as well as certain non-operating aspects. The key factors affecting our businesses or profitability include:

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

We may finance any such acquisition or strategic investment using cash on hand, through the issuance of new debt or equity securities, by exercising existing rights in debt or equity securities that we hold, or through a combination of employing these strategies. If we incur debt in connection with an acquisition or strategic investment, in addition to increasing our overall leverage, the terms of such debt may impose operational restrictions on us and/or require us to meet financial covenants. If we issue equity securities to finance such a transaction, this may result in substantial dilution to our existing shareholders. In addition, the consummation of such an investment transaction may have a material impact on our statement of operations if we are required to recognize in the profit and loss certain accumulated unrealized gain or loss previously accounted for as other comprehensive income as a result of such transaction.

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

We have a variety of backup servers at our primary site to address possible system failures. However, we do not have redundant facilities in the event of an emergency. The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions, including the following:

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

The audit committee of the board of directors oversees our cyber risk management and periodically reviews summaries of recent cybersecurity incidents, if any, and updates on the execution of our risk management program, as prepared by our management team. If a material cybersecurity incident were to occur, our board of directors would be responsible for overseeing the prompt assessment of our countermeasures and mitigation actions. See Item 16K, “Cybersecurity” in this annual report.

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

A fundamental requirement for operating our Internet-based, international communications service and electronic billing of our customers is the secure transmission of confidential information and media (such as customers’ credit card numbers and expiration dates, personal information and billing addresses) over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches and are not aware of any material breaches of security on our websites having occurred, failure to mitigate such fraud or breaches may expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation and ability to attract and retain customers, consequently adversely affect our operating results. The laws relating to the liability of providers of online payment services are currently unsettled and certain jurisdictions may enact their own rules with which we may not comply. We rely on third-party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our risk of liability will increase if a larger portion of our transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent or disputed transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our services in a timely or scalable fashion, which could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

We may experience losses due to subscriber fraud and theft of service.

Subscribers may obtain access to our service without paying for service by unlawfully using our authorization codes or by submitting fraudulent credit card information. To date, no material losses from unauthorized credit card transactions and theft of service have occurred. We have implemented anti-fraud procedures designed to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

Risks Related to Legal and Regulatory Compliance

We may face litigation risks and regulatory disputes in the course of our business.

In the ordinary course of our business, claims and disputes involving business partners, customers, regulatory authorities and other parties may be brought against us and by us in connection with our business. Claims may be brought against us for alleged defective or incomplete work, breaches of contractual obligations, infringement of intellectual property or otherwise. Such claims can involve actual damages and liquidated damages and could be expensive to defend, even if we believe that they are without merit. If found to be liable, we would have to incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts, or to the extent the claims were not sufficiently covered by our insurance. The defense of such claims and any adverse ruling against us could have an adverse impact on our business, financial condition and results of operations. As for recent legal proceedings, please see Note 17 to our consolidated financial statements for additional information.

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

We operate our digital entertainment business in Taiwan, Hong Kong and Macau. Changes in economic conditions in regions in which we operate, as well as changing geopolitical conditions, may be difficult to predict and may adversely affect our business and financial results. For example, our business operations and financial performance may be significantly influenced by the regional economic impact of international trade policies, including tariffs, which are subject to uncertainty and change. In addition, political unrest, war, acts of terrorism and other instability, as well as natural disasters such as earthquakes and typhoons, which are common in Taiwan, can result in disruption to our business. For example, the 2019 civil unrest in Hong Kong caused a few days of disruption to our Hong Kong operations. Our business also could be adversely affected by the effects of regional or global epidemics or pandemics, as has occurred with respect to influenza A virus subtypes, such as H1N1 and H5N1, SARS, and COVID-19. Any prolonged recurrence of such adverse public health developments in the regions where we operate may have material adverse effects on our business operations. These could include illness and loss of our management and key employees, or reduced productivity in an emergency remote working plan due to part or all of our personnel being under voluntary or compulsory home quarantine requirements. Natural disasters or outbreak of epidemics may result in a decrease in economic activities or temporary closure of many businesses and disruption in our operations. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our services.

There are economic risks associated with doing business in Taiwan, particularly due to the tense relationship between Taiwan and the PRC.

Our principal executive office and a significant portion of our assets are located in Taiwan and a major portion of our revenues of digital entertainment service business are derived from our operations in Taiwan. Taiwan, as part of the Republic of China, has a unique international political status. The PRC asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the Taiwan government. Concerns regarding relations between Taiwan and the PRC and the United States and the PRC and other factors affecting the political or economic conditions of Taiwan could adversely affect our business and results of operations, including as a result of foreign investors withdrawing regional investments, limitations to our ability to access the capital markets, and other regional or global economic effects. Such regional or global economic effects may be amplified in light of volatile shifts in global trade policies, including the imposition of tariffs and potential retaliatory actions that may occur.

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

In addition, the global economy has experienced significant instability and there has been volatility in global financial and credit markets in recent years. Recently, such volatility has been heightened by changing political and geopolitical conditions, including the implementation of wide-ranging blanket, reciprocal and retaliatory tariffs. It is unclear how long such instability and volatility will continue, and how much adverse impact such instability and volatility or any such downturn might have on the economies of Greater China and other jurisdictions where we operate our games. Any such instability, volatility or adverse impact in Greater China or in overseas markets could cause our game players to reduce their spending on our games and reduce our revenues.

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

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2024, the closing prices of our Shares on The Nasdaq Capital Market ranged from US$1.24 to US$1.58 per share, and the closing price on April 11, 2025 was US$1.54. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

A substantial percentage of our outstanding Shares are beneficially owned by Mr. John-Lee Andre Koo, who accordingly has considerable influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and his interests may differ from yours.

As of March 31, 2025, Mr. John-Lee Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has considerable influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

In the past, we disposed of our online gambling business and made several significant investments in online game developers and operators, as well as in Aeolus, a robotics company. As a result of these transactions, we have a significant amount of cash and securities. Consequently, there is a risk that we could be deemed to be an investment company because our investment securities may be deemed to comprise more than 40% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis pending investment of disposal proceeds into our businesses.

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2024, the first quarter of 2025 and in prior periods, we believe that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which presently comprise our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

Our revenues generated from MahJong and other casual games were approximately US$1.1 million in each of 2024 and 2023, decreased from US$1.3 million in 2022.

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

Our revenues generated from Tales Runner were approximately US$1.5 million in 2024, decreased from US$2.7 million in 2023 and US$3.4 million in 2022. The decrease of revenues was mainly due to a decline in gamer participation in our offerings, which we attribute to a lack of satisfactorily exciting new content, resulting to a declined monthly average revenue per paying user ("ARPPU") from approximately $100 in 2023 to $80 in 2024.

Traditionally, for our PC-based online games, players download and install client software from our websites. Our online games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

We have launched eleven mobile role-playing online games in past years. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2024, the accumulated sales revenues of Yume100 since its launch were approximately US$13.0 million.

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

We made a direct investment of approximately $0.7 million during 2024 in developing our own offerings.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2024, we had an aggregate of approximately 9.1 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2024, we recorded approximately 19,000 active paying users, with monthly ARPPU ranging from approximately $30 to $80 for different services.

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

The Ministry of Digital Development, the central government authorities in charge of the digital and economic industry, pursuant to the Article 27 of the Personal Data Protection Act, announced the Security and Maintenance Regulations for the Protection of Personal Data Files for Digital and Economic Industry on October 12, 2023. The purpose of the regulation is to ensure that non-government agencies in possession of personal data files shall implement proper security measures to prevent the personal data from being stolen, altered, damaged, destroyed or disclosed.

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

The following organization chart and table set forth our business structure and selected information for each of our principal subsidiaries as of the date of this annual report:

GigaMedia Limited
(Singapore)
GigaMedia International Holdings Limited
(BVI)
GIGM Corporation
(Cayman)
GigaMedia Online Entertainment Corp.
(Cayman)
GigaMedia (Cayman) Limited
(Cayman)
GigaMedia (HK) Limited
(HK)
GigaMedia Freestyle Holdings Limited
(BVI)
FunTown World Limited
(BVI)
Hoshin GigaMedia Center Inc.
(Taiwan)
FunTown Branch
GigaMedia Cloud Services Co. Ltd.
(Taiwan)
Giga Development Corporation
(Taiwan)
FunTown Hong Kong Limited
(HK)

* Includes our operating subsidiaries or companies holding material investments or contracts only. All subsidiaries are 100% owned.

Entity	Place of Incorporation	Relationship
Held by our Company
GigaMedia International Holdings Limited	British Virgin Islands	Wholly owned subsidiary
GIGM Corporation	Cayman Islands	Wholly owned subsidiary
Held by GigaMedia International Holdings Limited
GigaMedia Online Entertainment Corp.	Cayman Islands	Wholly owned subsidiary
GigaMedia (HK) Limited (1)	Hong Kong	Wholly owned subsidiary
GigaMedia (Cayman) Limited	Cayman Islands	Wholly owned subsidiary
Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	British Virgin Islands	Wholly owned subsidiary
GigaMedia Freestyle Holdings Limited	British Virgin Islands	Wholly owned subsidiary
Held by FunTown World Limited
FunTown Hong Kong Limited	Hong Kong	Wholly owned subsidiary
Held by GigaMedia (Cayman) Limited
Hoshin GigaMedia Center Inc.	Taiwan	Wholly owned subsidiary
GigaMedia Development Corporation	Taiwan	Wholly owned subsidiary
GigaMedia Cloud Services Co. Ltd. (2)	Taiwan	Wholly owned subsidiary

(1) GigaMedia (HK) Limited has been deregistered and is accordingly dissolved from February 21, 2025.
(2) GigaMedia Cloud Services Co., Ltd. has been dissolved from March 5, 2025.

D. Property, Plant and Equipment

As of April 6, 2025, we leased approximately 28,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

A. Operating Results

The following selected consolidated balance sheet data as of December 31, 2024 and 2023 and the selected consolidated statement of operations data for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2024	2023	2022
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$2,969	$4,292	$5,585
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,494)	(1,846)	(2,335)
GROSS PROFIT	1,475	2,446	3,250
OPERATING EXPENSES
Product development and engineering expenses	(694)	(729)	(1,110)
Selling and marketing expenses	(1,451)	(1,623)	(1,644)
General and administrative expenses	(3,030)	(3,242)	(3,515)
Impairment loss on property, plant, and equipment	—	—	—
Impairment loss on intangible assets	—	—	—
Impairment loss on prepaid licensing and royalty fees	—	—	—
Other	(1)	(7)	(2)
Total operating expense	(5,176)	(5,601)	(6,271)
Loss from operations	(3,701)	(3,155)	(3,021)
Income tax benefit	—	—	—
Net loss attributable to shareholders of GigaMedia	$(2,296)	$(3,399)	$(2,752)
Loss per share (in dollars):
Basic and diluted	$(0.21)	$(0.31)	$(0.25)

There were no dividends declared in 2024, 2023, and 2022.

As of December 31,

(in thousands US$, except for number of issued shares)

	2024	2023
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$35,433	$39,207
Investment in securities - noncurrent	5,441	5,777
Property, plant and equipment-net	101	111
Intangible assets-net	7	13
Total assets	42,358	46,497
Total current liabilities	1,931	2,464
Total GigaMedia’s shareholders’ equity	40,343	43,538
Ordinary shares, no par value, and additional paid-in capital	308,752	308,752

Number of issued shares (in thousands)	11,052	11,052

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

Certain Significant Events Affecting Our Results of Operations for 2024, 2023 and 2022

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

On August 31, 2023, we and Aeolus entered into an agreement to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, 2025 and March 5, 2025, we entered into two agreements to purchase two convertible promissory notes, with principal amounts of US$52,674 and US$2,600,000, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

The purchase and sale of the convertible promissory notes exhibits GigaMedia and Aeolus’s mutual commitment to a longer-term strategic relationship. GigaMedia continually reviews its investment alternatives and may enter into additional transactions of Aeolus’s securities in accordance with applicable laws.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2024		2023		2022
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$2,969	100.0	$4,292	100.0	$5,585	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,494)	(50.3)	(1,846)	(43.0)	(2,335)	(41.8)
Gross profit	1,475	49.7	2,446	57.0	3,250	58.2
OPERATING EXPENSES
Product development and engineering expenses	(694)	(23.4)	(729)	(19.9)	(1,110)	(19.9)
Selling and marketing expenses	(1,451)	(48.9)	(1,623)	(29.4)	(1,644)	(29.4)
General and administrative expenses	(3,030)	(102.1)	(3,242)	(63.0)	(3,515)	(62.9)
Other	(1)	0.0	(7)	0.0	(2)	0.0
Total operating expenses	(5,176)	(174.3)	(5,601)	(130.5)	(6,271)	(112.3)
Loss from operations	(3,701)	(124.6)	(3,155)	(73.5)	(3,021)	(54.1)
NON-OPERATING INCOME (EXPENSES), NET	1,405	47.3	(244)	(5.7)	269	4.8
LOSS BEFORE INCOME TAXES	(2,296)	(77.3)	(3,399)	(79.2)	(2,752)	(49.3)
INCOME TAX BENEFIT	—	0.0	—	0.0	—	0.0
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,296)	(77.3)	$(3,399)	(79.2)	$(2,752)	(49.3)

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

OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses, provision for expected credit losses and impairment losses on long-lived assets and prepaid licensing and royalty fees.

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

Year to Year Comparisons

Please refer to the Item 5 in our previously filed Annual Report on Form 20-F for the year ended December 31, 2023 for the comparisons of our results of operations in fiscal years 2023 and 2022.

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

Accordingly, in recent years we have been implementing a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was US$0.7 million, US$0.7 million and US$1.1 million during 2024, 2023 and 2022, respectively.

In prior years, we also invested further to enhance our customer relationship management system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2024		2023		2022
	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands
Operating revenues	$2,969	(30.8)%	$4,292	(23.2)%	$5,585
Cost of revenues	(1,494)	(19.1)%	(1,846)	(20.9)%	(2,335)
Gross profit	$1,475	(39.7)%	$2,446	(24.7)%	$3,250
Gross margin	49.7%		57.0%		58.2%

Operating Revenues

Our operating revenue in 2024 decreased by 30.8% from 2023. Revenues from mobile games declined to US$0.3 million in 2024 from US$0.4 million in 2023, while revenues from a certain licensed sports game decreased by US$1.2 million, or 42.9%, to US$1.5 million in 2024 from US$2.7 million in 2023. Our monthly ARPPU for different services generally decreased from a range of approximately $40 to $100 in 2023 to a range of approximately $30 to $80 in 2024. The decrease was mainly due to a decline in gamer participation in our offerings, which we attribute to a lack of satisfactorily exciting new content. Revenues from our legacy MahJong and casino games were US$1.1 million in 2024, approximately the same as US$1.1 million in 2023.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly introduced licensed game.

Our gross profit was US$1.5 million in 2024 as compared to US$2.4 million in 2023. Gross profit margin was 49.7 % in 2024, decreased from gross profit margin of 57.0% in 2023, mainly due to decrease in revenues with certain comparatively fixed operating costs.

Operating Expenses

	For the Year Ended December 31,
	2024		2023		2022
	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands
Product development and engineering expenses	$(694)	(4.8)%	$(729)	(34.3)%	$(1,110)
Selling and marketing expenses	(1,451)	(10.6)%	(1,623)	(1.3)%	(1,644)
General and administrative expenses	(3,030)	(6.5)%	(3,242)	(7.8)%	(3,515)
Provision for expected credit losses	(1)	(85.7)%	(7)	250.0%	(2)
Total operating expenses	$(5,176)	(7.6)%	$(5,601)	(10.7)%	$(6,271)
Percentage of operating revenues	(174.3)%		(130.5)%		(112.3)%
Loss from operations	$(3,701)	17.3%	$(3,155)	4.4%	$(3,021)
Operating margin	(124.7)%		(73.5)%		(54.1)%

Operating expenses decreased by US$0.4 million, or 7.6%, to US$5.2 million in 2024.

In 2024, our efforts to curb expenditure growth in the current inflationary environment resulted in the decrease in overall operating expenses.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$0.7 million in each of 2024 and 2023, which comprised mainly personnel related expenses. This amount was reduced from the amount in 2022 as we streamlined the workforce of our development team. With a slimmer team in place for 2025, we plan to continue our exploration of digital entertainment to further develop our own products and services.

Selling and Marketing Expenses

Selling and marketing expenses were US$1.5 million in 2024, reduced from US$1.6 million in 2023. While prices and wage rates increased, we scaled back to control the expenditures.

General and Administrative Expenses

General and administrative expenses amounted to US$3.0 million in 2024, slightly decreased from US$3.2 million in 2023, primarily due to our efforts in reducing expenditures in the current inflationary environment.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2024		2023		2022
	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands
Interest income from financial institutions	$1,667	3.6%	$1,609	187.8%	$559
Interest income on securities	296	46.5%	202	27.0%	159
Gain on disposal or receipt of principal repayment from investment in securities	—	(100.0)%	76	N/A	—
Foreign exchange loss, net	(426)	1152.9%	(34)	(96.4)%	(941)
Changes in the fair value of investment in equity securities recognized at fair value	(161)	(92.4)%	(2,110)	(615.9)%	409
Other non-operating income, net	29	123.1%	13	(84.3)%	83
Non-operating income (expenses), net	$1,405	675.8%	$(244)	(190.7)%	$269

Non-operating income, net was US$1.4 million in 2024 as compared to non-operating expenses of US$0.2 million in 2023 and income of US$0.3 million in 2022. Non-operating income, net in 2024 primarily included (1) changes in the fair value of investments in the preferred shares of Aeolus, (2) interest income generated from bank deposits and accrued from the convertible note of Aeolus, and (3) foreign exchange loss. Non-operating expenses, net in 2023 primarily included (1) interest income generated from bank deposits and accrued from the convertible note of Aeolus, (2) changes in the fair value of investments in the preferred shares of Aeolus, (3) foreign exchange loss, and (4) realized foreign currency exchange gain of US$76 thousand arising from the receipt of partial principal repayment from investment in convertible note of Aeolus. In 2024, 2023 and 2022, the foreign exchange gain or loss were mainly arising from inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations.

Income Tax Benefit

	For the Year Ended December 31,
	2024		2023		2022
	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands	% Change from 2022	Amount in US$ thousands
Loss before income taxes	$(2,296)	(32.5)%	$(3,399)	23.5%	$(2,752)
Income tax benefit	—	N/A	—	N/A	—
Net loss attributable to shareholders of GigaMedia	$(2,296)	(32.5)%	$(3,399)	23.5%	$(2,752)

In 2024 and 2023, no significant income tax benefits or expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B. Liquidity and Capital Resources

Our principal source of liquidity in the year ended December 31, 2024, was our cash on deposit at a financial institution. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2024 and 2023, we have established strong relationships with financial institutions and expect to be able to secure lines of credit to fulfill operating and strategic needs.

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

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2024	2023	2022
Net cash used in operating activities	$(2,333)	$(1,193)	$(2,509)
Net cash provided by (used in) investing activities	(1,113)	837	(70)
Net cash used in financing activities	—	—	—
Exchange difference	(243)	32	(75)
Net decrease in cash, cash equivalents and restricted cash	(3,689)	(324)	(2,654)
Cash, cash equivalents and restricted cash at beginning of year	38,783	39,107	41,761
Cash, cash equivalents and restricted cash at end of year	$35,094	$38,783	$39,107

OPERATING ACTIVITIES. In 2024, our net cash used in operating activities was approximately US$2.3 million. We collected US$3.1 million in cash from our customers, paid US$1.1 million for license fees, royalties and channel costs, and paid approximately US$6.1 million to employees, suppliers and vendors. In 2023, our net cash used in operating activities was approximately US$1.2 million. We collected US$4.0 million in cash from our customers, paid US$1.3 million for license fees, royalties and channel costs, and paid approximately US$5.9 million to employees, suppliers and vendors. In 2022, our net cash used in operating activities was approximately US$2.5 million. We collected US$6.5 million in cash from our customers, paid US$2.6 million for license fees, royalties and channel costs, and paid approximately US$6.3 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2024 was US$1.1 million, while net cash provided by investing activities in 2023 was US$837 thousand. These primarily reflected the purchase and the receipt of partial principal repayment from investment in convertible note of Aeolus. See Item 10, “Additional Information — C. Material Contracts” in this annual report for additional information. Our net cash used in investing activities in 2022 was US$70 thousand, primarily used for the purchase of property, plant and equipment.

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2024, 2023 and 2022 was nil.

We believe that our existing cash, cash equivalents and restricted cash, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2025. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash, cash equivalents and restricted cash to fund future operations.

Obligations and Capital Expenditures

As of December 31, 2024, we had the following contractual obligations:

	As of December 31,2024
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$421	$84	$—	$—	$505

Operating leases represent obligations under lease agreements with respect to certain office premises that we rent for operation.

In addition, we have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2024. For a specific licensed game, we are committed to paying an incentive fee of $20 thousand to the licensor for every $600 thousand in additional revenues generated from the game during the agreement period and extended period through January 2026. Since the revenues from particular games are uncertain, the table above only reflects incentive fee commitments that have been triggered by crossing the relevant revenue thresholds.

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, intangible assets and other deferred assets were US$50 thousand, US$58 thousand and US$70 thousand for 2024, 2023 and 2022, respectively. Capital expenditures during 2024 were primarily for software and computer hardware equipment for our digital entertainment business and for general corporate use. Our capital expenditure plans for 2025, which we expect to be primarily in software and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2025 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. In 2023, Hoshin GigaMedia resolved to use all the legal reserves to offset its deficit. As of December 31, 2024, 2023 and 2022, the legal reserves of Hoshin GigaMedia were US$0, US$0 and approximately US$1.5 million, respectively. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For the years 2024, 2023 and 2022, we incurred US$0.7 million, US$0.7 million and US$1.1 million, respectively, in research and development activities.

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

We are in the process of extending our products and services from a PC-based platform to browser/mobile platforms. We have a strong offering of casual games including Asian card-based games and MahJong and a good track record of developing and monetizing them, especially in the types of games that are most popular – casino games, such as poker, slots and MahJong. We are now leveraging that expertise to transition our game portfolio from social casino games designed for PC usage to other genres of digital entertainment for casual leisure and mobile play. However, during 2024, we experienced a decline in gamer participation in our offerings, which we attribute to a lack of satisfactorily exciting new content, resulting to a declined monthly ARPPU from approximately $100 in 2023 to $80 in 2024.

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2024, 2023 and 2022” for a discussion of the most recent trends in our operating costs and revenues since the end of 2023. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

We have not made any material changes in the accounting methodology used to estimate the service period of the virtual goods and the breakage amount as of December 31, 2024 and 2023. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate the deferral and recognition of revenues. However, if actual results are not consistent with our estimates and assumptions used to calculate the deferral and recognition of revenues, we may be exposed to risks of inappropriately early or late recognition of the related revenues.

A hypothetical 10% increase in the estimated service period of the virtual goods would result in a decrease of earnings by $7 thousand, $3 thousand and $5 thousand for 2024, 2023 and 2022, respectively, while a hypothetical 10% decrease would result in an increase of earnings by approximately $9 thousand, $6 thousand and $11 thousand for 2024, 2023 and 2022, respectively.

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

We have not made any material changes in the accounting methodology used to evaluate investment in securities as of December 31, 2024 and 2023. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to evaluate fair values of the securities. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Please see note 4 to our consolidated financial statements for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	70	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	73	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	63	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	77	Independent Non-Executive Director	2013(4)
LIN, Wan-Wan	62	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2023(5)
TSAI, Chih-Hong	70	Independent Non-Executive Director	2023(6)

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

JOHN PING CHANG HUANG is an independent non-executive director of our Company. Mr. Huang has more than 30 years of experience in hospitality management and investment. He serves as the consultant of Global Hospitality Group Inc. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan.

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

WAN-WAN LIN is an independent non-executive director of our Company. Ms. Lin is a Certified Public Accountant both in the U.S.A. and in R.O.C. She served as the CEO at the accounting firm KPMG in Taiwan, and has been teaching in the Accounting Departments of several public and private universities such as National Taiwan University, National Chengchi University, Tunghai University and Tamkang University. Ms. Lin also serves as an independent director of uPI Semiconductor Corp., and a director of Feng Tay Enterprises Co., Ltd. Her areas of expertise are in IFRS accounting and internal controls structure for global companies, as well as full experience of assisting companies in becoming public companies in R.O.C. and serving as a consultant for companies pursuing initial public offerings, or IPOs. She had served many well-known listed companies and been involved with many diverse industries. She holds a degree of EMBA Program at National Taiwan University, a Master degree in Accounting from University of Illinois at Urbana Champaign, and a Bachelor degree in Accounting from National Taiwan University.

CHIH-HONG TSAI is an independent non-executive director of our Company. Mr. Tsai is currently an adjunct professor at the Department of Finance, School of Management, National Taiwan University. He also serves as a director of SinoPac Leasing Corp. Mr. Tsai had served as the senior executive in a number of well-known leasing companies. He specializes in risk control management and has tremendous management experiences. He holds Ph.D. in Finances, College of Management at National Taiwan University, and a Master Degree of Science in Management from MIT Sloan School of Management, U.S.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.5 million. For information regarding pension and retirement benefits, see note 12 to our consolidated financial statements.

As of December 31, 2024, the total outstanding number of share options granted to our directors and officers was 4,000. As of December 31 2024, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2025, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

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

Employee Share Option Plans and Equity Incentive Plans

2004 Employee Share Option Plan

At the June 2004 Annual General Meeting, our shareholders approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 7,000,000 ordinary shares (1,400,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. All employees, officers, directors, advisors and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, to determine which eligible individuals are to receive option grants, the time or times when options grants are to be made and the number of shares subject to grant vesting schedule. The maximum contractual term under the 2004 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. The Company is no longer issuing securities pursuant to, and no awards remain outstanding under this plan.

2006 Equity Incentive Plan

At the June 2006 Annual General Meeting, our shareholders approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 1,000,000 ordinary shares (200,000 shares after the 2015 reverse share split) of our Company were reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term under the 2006 Plan is 10 years. Options will be forfeited upon termination of employment, unless the relevant award agreement extends the exercisability of the outstanding options. In the event that the employee’s employment with or service to our Company is terminated prior to the lapsing of restrictions with respect to any portion of the RSUs, such portion of the RSUs shall become forfeited. The Company is no longer issuing securities pursuant to, and no awards remain outstanding under this plan.

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

Compensation recovery policy

In October 2022, the SEC adopted rules, pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requiring national securities exchanges and national securities associations, such as Nasdaq, to amend their relevant listing standards no later than November 28, 2023 to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act that is wholly or partially contingent on the attainment of financial performance criteria based on reported financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. On October 30, 2023, our Board of Directors adopted a written compensation recovery policy, or the Compensation Recovery Policy. That policy is now in force with respect to the Chief Executive Officer and other executive officers, subject to compliance with applicable local laws and is incorporated by reference to Exhibit 97.1 to our annual report for the year ended December 31, 2023 on Form 20-F filed with the SEC on April 29, 2024.

C. Board Practices

Our board of directors currently comprises five male directors and one female director, including five independent non-executive members. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Constitution and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal 2024, our board of directors met three times, and all members of the board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal 2024, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Wan-Wan LIN, Nick Chia-En LIU and Chih-Hong TSAI. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters (including in respect of cybersecurity) to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5) reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible assurance and non-assurance services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Constitution and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal 2024, our audit committee met five times.

Our compensation committee currently consists of John Ping Chang HUANG and Wan-Wan LIN. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the Board with respect to non-employee director compensation; and (4) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal 2024, our compensation committee met two times.

We do not have a separate nominations committee of the board of directors. In accordance with Nasdaq Rule 5605(e), director nominees are recommended for the board's selection by the independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate.

D. Employees

The following table sets out a breakdown of the number of our full-time employees by function as of December 31, 2024, 2023 and 2022, respectively:

	December 31
Function	2024	2023	2022
Development	23	27	27
Operation	30	33	37
Customer Service	13	13	13
Administrative Support	21	23	24
	87	96	101

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2024	2023	2022
Taipei City, Taiwan	74	83	87
Hong Kong	13	13	14
	87	96	101

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2025:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	1,073,566	4,000
HUANG, John Ping Chang	—	—
LIU, Nick Chia-En	—	—
LIN, Charlotte Wan-Wan.	—	—
TSAI, John Chih-Hong	—	—
HONG, Chin Fock	—	—
Directors and executive officers as a group of 6 individuals	1,073,566	4,000

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable. The full text of our compensation recovery policy is incorporated by reference to Exhibit 97.1 to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2025 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
John-Lee Andre Koo(1)	2,159,999	19.54%
James Cheng-Ming Huang(2)	1,073,566	9.71%
Collin Hwang(3)	696,435	6.30%
Jonathan Honig(4)	1,105,145	9.99%

(1)
Based on a Schedule 13G/A filed with the SEC on August 14, 2017, John-Lee Andre Koo has beneficial ownership of 2,159,999 shares of our Company.
(2)
James Cheng-Ming Huang has beneficial ownership of 1,073,566 ordinary shares of our Company as of March 31, 2025.
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

As of March 31, 2025, we had 11,052,235 Shares outstanding, of which 6,017,090 Shares representing 54.44% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2025, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,732,727 shares.

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

B. Related Party Transactions

Since January 1, 2024 through March 31, 2025, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, 2025 and March 5, 2025, we entered into two agreements to purchase two convertible promissory notes, with principal amounts of US$52,674 and US$2,600,000, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

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

The normal tax rate for corporate profits in Singapore is 17%, with a certain amount of normal chargeable income exempt from tax. Resident individuals deriving chargeable income above certain amount are subject to tax at progressive rates ranging from 2% to 24% with effect from Year of Assessment 2024 (income year 2023) onwards.

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

Services such as brokerage, handling and clearing services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase, sale or holding of our Shares are subject to GST at the rate of 9% from January 1, 2024 onwards. Similar services rendered to an investor belonging outside Singapore should generally be subject to GST at zero-rate.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2024 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2024, and that we will likely be a PFIC for our current taxable year ending December 31, 2025, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

Taxation of Dividends

The following description of the taxation of dividends is subject to the discussion above with respect to the passive foreign investment company tax rules. The amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on The Nasdaq Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or the total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay. As noted above, we believe that it is likely that we were classified as a PFIC for the taxable year ended December 31, 2024, and that we will likely be a PFIC for our current taxable year ending December 31, 2025.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

To the extent we are required to furnish an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

As of December 31, 2024, we had bank deposits of approximately US$3.0 million and financial instruments, net, of US$3.8 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We also had certain inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts, totaled at approximately US$13.3 million as of the end of 2024, were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations. We recognized a realized foreign exchange loss of approximately US$21 thousand and unrealized foreign exchange loss of approximately US$405 thousand in the year ended December 31, 2024.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and investment - debt and equity securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.21% in our total equity as of December 31, 2024.

From January 1, 2024 to April 11, 2025, while the Hong Kong dollar to U.S. dollar exchange rate fluctuated moderately 1.1%, the NT dollar to U.S. dollar exchange rate fluctuated approximately 7.6%, mainly due to the great volatility in global financial markets resulted by the ongoing Russia-Ukraine War as well as global central banks' interest rate hikes. Nonetheless, we maintain the bulk of our financial assets in U.S. dollar-denominated assets to limit the foreign currency risk we are exposed to.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2024 and 2023, we did not have outstanding bank loans.

Other Market Risks

We are also exposed to other market risks, which are mainly derived from our investments. We have investments of minority stake equity and debt instruments in Aeolus Robotics Corporation, a privately held company. These investments are recorded in fair values. As of December 31, 2024, the aggregate carrying value of investments on our balance sheet was $5.4 million. We monitor these investments for impairment and make appropriate reductions in carrying value. We made a decrease in the fair value of the investments by totally $1.4 million (in which $0.2 million were included in earnings) for the year ended on December 31, 2024. There were no impairment losses for the years ended on December 31,2024, 2023 and 2022.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2024 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by Deloitte & Touche (PCAOB ID No. 1060) for the fiscal years ended December 31, 2024 and 2023, respectively.

For the Years Ended December 31	2024	2023
	(in US$)	(in US$)
Audit Fees	$266,600	$265,000
Audit-Related Fees	0	0
Tax Fees	7,000	7,000
All Other Fees	0	0

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

C. Audit Committee Pre-Approval Policies and Procedures

In May 2005, we adopted our audit committee charter. Consistent with the SEC’s policies regarding auditor independence, our audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of auditors engaged to provide us with audit, review or attest services. Our audit committee has sole discretion to review and pre-approve the appointment of auditors, subject to the appointment, replacement or removal from office of our independent public accountants as approved by our shareholders at our Annual General Meeting, and to set their fees for the performance of audit and non-prohibited assurance and non-assurance services in accordance with the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations promulgated thereunder.

The appointment of our independent registered public accounting firm, Deloitte & Touche, as well as the scope of each audit, audit-related or non-prohibited, as well as any assurance and non-assurance services provided pursuant to such appointment, and our auditors’ fees for all such services, were approved by our audit committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to our Company.The full text of our insider trading policy is filed as Exhibit 11.2 to this annual report. We are not subject to the insider trading policy. However, we do not trade in our securities if we are in possession of material nonpublic information.

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

4.1

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 31, 2020, incorporated by reference to Exhibit 4.1 to our annual report for the year 2020 on Form 20-F filed with the SEC on April 29, 2021

4.1(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated August 31, 2020 (included in Exhibit 4.1)

4.1(b)

Amendment to Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 31, 2023, incorporated by reference to Exhibit 4.1(b) to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024

4.2

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated August 15, 2023, incorporated by reference to Exhibit 4.2 to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024

4.2(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated August 15, 2023 (included in Exhibit 4.2)

4.3

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated March 15, 2024, incorporated by reference to Exhibit 4.3 to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024

4.3(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated March 27, 2024 (included in Exhibit 4.3)

4.3(b)*	Convertible Promissory Note of Aeolus Robotics Corporation, dated June 28, 2024

4.3(c)*	Convertible Promissory Note of Aeolus Robotics Corporation, dated September 30, 2024

4.4*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated September 24, 2024

4.4(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated September 30, 2024 (included in Exhibit 4.4)

4.5*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated January 20, 2025

4.5(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated January 24, 2025 (included in Exhibit 4.5)

4.6*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated March 5, 2025

4.6(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated March 7, 2025 (included in Exhibit 4.6)

8.1*	List of Subsidiaries

11.1

Code of Ethics, as last amended by the board of directors on March 25,2024, incorporated by reference to Exhibit 11.1 to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024

11.2*	Insider Trading Policy

12.1*	Certification by our Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act

12.2*	Certification by our Chief Financial Officer pursuant to Rule13a-14(b) of the Securities Exchange Act

13.1*	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche, Independent Registered Public Accounting Firm

97.1	Compensation Recovery Policy, incorporated by reference to Exhibit 97.1 to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGAMEDIA LIMITED

By:	/s/ HUANG, CHENG-MING
HUANG, CHENG-MING Chief Executive Officer

Date: April 29, 2025

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Fair Value - Level 3 Assets - Refer to Note 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company holds investment in securities amounted to $5,441 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

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

April 29, 2025

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

(in thousands of US dollars)

	December 31
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$34,781	$38,470
Accounts receivable - net (Note 6)	141	227
Prepaid expenses	69	54
Restricted cash (Note 5)	313	313
Other current assets (Note 7)	129	143
Total Current Assets	35,433	39,207
INVESTMENT IN SECURITIES - NONCURRENT (Note 8)	5,441	5,777
PROPERTY, PLANT AND EQUIPMENT, NET (Note 18)	101	111
INTANGIBLE ASSETS - NET (Note 18)	7	13
OTHER ASSETS
Refundable deposits	182	193
Prepaid licensing and royalty fees (Note 3)	147	24
Right-of-use assets (Note 9 and 18)	484	944
Other (Note 12)	563	228
TOTAL ASSETS	$42,358	$46,497

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2024 AND 2023

(in thousands of US dollars, except share data)

	December 31
	2024	2023
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$38	$44
Accrued expenses (Note 10)	745	1,182
Deferred revenue (Note 11)	578	573
Other current liabilities (Notes 9 and 17)	570	665
Total Current Liabilities	1,931	2,464
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	84	495
Total Liabilities	2,015	2,959
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Ordinary shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2024 and 2023	308,752	308,752
Accumulated deficit	(244,126)	(241,830)
Accumulated other comprehensive loss (Note 14)	(24,283)	(23,384)
Total GigaMedia Shareholders’ Equity	40,343	43,538
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$42,358	$46,497

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars, except for earnings per share amounts)

	2024	2023	2022
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$2,969	$4,292	$5,585
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,494)	(1,846)	(2,335)
GROSS PROFIT	1,475	2,446	3,250
OPERATING EXPENSES
Product development and engineering expenses	(694)	(729)	(1,110)
Selling and marketing expenses	(1,451)	(1,623)	(1,644)
General and administrative expenses	(3,030)	(3,242)	(3,515)
Provision for expected credit losses (Note 6)	(1)	(7)	(2)
	(5,176)	(5,601)	(6,271)
LOSS FROM OPERATIONS	(3,701)	(3,155)	(3,021)
NON-OPERATING INCOME (EXPENSES)
Interest income from financial institutions	1,667	1,609	559
Interest income on securities (Note 17)	296	202	159
Gain on disposal or receipt of principal repayment from investment in securities (Note 8)	—	76	—
Foreign exchange loss, net	(426)	(34)	(941)
Changes in the fair value of investment in equity securities recognized at fair value (Note 4)	(161)	(2,110)	409
Other	29	13	83
	1,405	(244)	269
LOSS BEFORE INCOME TAXES	(2,296)	(3,399)	(2,752)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,296)	$(3,399)	$(2,752)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.21)	$(0.31)	$(0.25)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars)

	2024	2023	2022
NET LOSS	$(2,296)	$(3,399)	$(2,752)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	44	(11)	76
Foreign currency translation adjustment	(78)	(129)	(190)
Unrealized holding gain (loss) on investment in securities	(865)	(1,453)	620
Reclassification adjustment for loss included in net income	—	(76)	—
Other	—	—	—
	(899)	(1,669)	506
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(3,195)	$(5,068)	$(2,246)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Ordinary shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2022	11,052	$308,752	$(235,679)	$(22,221)	$50,852
Net loss	—	—	(2,752)	—	(2,752)
Other comprehensive income	—	—	—	506	506
Balance as of December 31, 2022	11,052	308,752	(238,431)	(21,715)	48,606
Net loss	—	—	(3,399)	—	(3,399)
Other comprehensive loss	—	—	—	(1,669)	(1,669)
Balance as of December 31, 2023	11,052	308,752	(241,830)	(23,384)	43,538
Net loss	—	—	(2,296)	—	(2,296)
Other comprehensive loss	—	—	—	(899)	(899)
Balance as of December 31, 2024	11,052	$308,752	$(244,126)	$(24,283)	$40,343

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars)

	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,296)	$(3,399)	$(2,752)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	48	43	24
Amortization	10	12	9
Provision for expected credit losses	1	7	2
Gain on disposal or receipt of principal repayment from investment in securities	—	(76)	—
Changes in the fair value of investment in equity securities recognized at fair value	161	2,110	(409)
Unrealized foreign exchange (gain) loss	601	(85)	1,022
Other	—	—	3
Net changes in:
Accounts receivable	85	(35)	64
Prepaid expenses	(16)	7	341
Prepaid licensing and royalty fees	(122)	152	(142)
Prepaid pension assets	(37)	9	(59)
Other assets	(284)	272	(141)
Accounts payable	(6)	(9)	(66)
Accrued expenses	(437)	31	(284)
Other liabilities	(41)	(232)	(121)
Net cash used in operating activities	(2,333)	(1,193)	(2,509)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment in securities	(1,063)	(105)	—
Purchases of property, plant and equipment	(46)	(52)	(52)
Increase in intangible assets	(4)	(6)	(18)
Proceeds from disposal or receipt of principal repayment from investment in securities	—	1,000	—
Net cash provided by (used in) investing activities	(1,113)	837	(70)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars)

	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	(243)	32	(75)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(3,689)	(324)	(2,654)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	38,783	39,107	41,761
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$35,094	$38,783	$39,107
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refunded during the year	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2024, 2023 and 2022

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted debt and equity securities, the useful lives of property, plant and equipment and right-of-use assets; allowances for credit losses; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2024 and 2023, cash totaling $313 thousand and $313 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income. When a trading or available-for-sale security is denominated in a foreign currency, changes in the exchange rate between the foreign currency and an entity’s functional currency affect the security’s fair value. Therefore, under the Accounting Standards Codification ("ASC") 320, Investments—Debt Securities, the trading or available-for-sale security must be remeasured from the foreign currency to the functional currency as of each reporting date by using the current exchange rate to determine the fair value of the security. The entire change in the security’s fair value (including the portion related to a change in the exchange rates) is classified in accordance with ASC 320.

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

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management adopts a current expected credit loss model based on expected losses. The measurement of expected losses is based on relevant information about past events, including historical losses adjusted to take into account the amount of receivables in dispute, and the current receivables aging and current payment patterns, as well as reasonable and supportable forecasts that affect the collectability of reported amounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Information and communication equipment	4
Office furniture and equipment	6
Leasehold improvements	Shorter of 5 or lease term

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

Advertising expenses incurred in 2024, 2023 and 2022 totaled $0.1 million, $0.2 million and $0.2 million, respectively and were included in selling and marketing expenses.

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

In 2022, a Hong Kong subsidiary of ours received subsidies from the first and the second tranches of Employment Support Scheme of the Hong Kong Government as a relief from the COVID-19 pandemic. The scheme provided time-limited financial support to employers to retain their employees who may otherwise be made redundant. Employers who participated in the scheme must provide an undertaking not to implement redundancy during the subsidy period and to spend all the wage subsidies on paying wages to their employees. The scheme was not effected in 2024 and 2023.

For the years ended December 31, 2024, 2023 and 2022, the amounts of government subsidies were $0, $0 and $44 thousand, respectively.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares, composed of incremental ordinary shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of ordinary shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential ordinary shares would be anti-dilutive. Therefore, for the years ended December 31, 2024, 2023 and 2022, basic and diluted loss per share were $0.21, $0.31 and $0.25, respectively.

Segment Reporting

Our segment reporting is mainly based on lines of business. We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s CODM has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Because we operate only one segment, there are no intersegment transactions.

(d) Recently Adopted Accounting Pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU:

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

Our Company has adopted the amendments on January 1, 2024. Please refer to Note 18 for more information.

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

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes various references to concepts statements from the FASB Accounting Standards Codification. The amendments in this Update are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

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

Income Statement

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change or remove existing expense disclosure requirements. The ASU also does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify the effective date of ASU 2024-03. This guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2024	2023	2022
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 4 thousand shares at $2.90 as of December 31, 2024, 29 thousand shares at $2.90 to $7.15 as of December 31, 2023, and 33 thousand shares at $2.90 to $7.15 as of December 31, 2022. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2024, 2023, and 2022.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$24	$177	$35
Addition	321	36	369
Amortization and usage	(198)	(189)	(227)
Impairment charges	—	—	—
Balance at end of year	$147	$24	$177

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2024 and 2023.

(in US$ thousands)	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$34,781	$34,781	$38,470	$38,470
Accounts receivable	141	141	227	227
Restricted cash	313	313	313	313
Refundable deposits	182	182	193	193
Investment in securities - noncurrent	5,441	5,441	5,777	5,777
Financial liabilities
Accounts payable	38	38	44	44
Accrued expenses	745	745	1,182	1,182
Lease liabilities - current and noncurrent	500	500	970	970

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2024 and 2023 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2024
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - noncurrent	—	—	5,441	5,441
	$—	$313	$5,441	$5,754

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2023
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - noncurrent	—	—	5,777	5,777
	$—	$313	$5,777	$6,090

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2024 and 2023.

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

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2024 and 2023, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	2024
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$5,548	$229
Purchase	1,063	—
Disposal or repayment	—	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(161)
included in other comprehensive income - unrealized gain (loss) on security	(865)	—
included in other comprehensive income - foreign currency items	(362)	(11)
Balance at end of year	$5,384	$57
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(161)

(in US$ thousands)	2023
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$7,950	$2,371
Purchase	105	—
Disposal or repayment	(1,000)	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(2,110)
included in other comprehensive income - unrealized gain (loss) on security	(1,453)	—
included in other comprehensive income - foreign currency items	(54)	(32)
Balance at end of year	$5,548	$229
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(2,110)

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2024 and 2023 are shown below:

Investment in securities - Level 3 financial assets

Sensitivity of the Input to Fair Value

					Changes of Fair Value (in US$ thousands)
Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
December 31, 2024	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$324 Equity securities: +$28	Debt securities: -$352 Equity securities: -$20
		Discount for lack of marketability	13%	From13.0% to 48.0% for different scenarios	Debt securities: +$62 Equity securities: +$1	Debt securities: -$62 Equity securities: -$1
		Volatility	29%	29%	Debt securities: +$99 Equity securities: -$1	Debt securities: -$36 Equity securities: +$2
December 31, 2023	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$90 Equity securities: +$67	Debt securities: -$121 Equity securities: -$58
		Discount for lack of marketability	12%	From 12.0% to 30.0% for different scenarios	Debt securities: +$63 Equity securities: +$4	Debt securities: -$63 Equity securities: -$3
		Volatility	29%	29%	Debt securities: +$22 Equity securities: +$3	Debt securities: -$86 Equity securities: -$2

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

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. Our Company's long-lived assets measured at fair value on a nonrecurring basis include property, plant, and equipment, intangible assets, operating lease ROU assets, and prepaid licensing and royalty fees.

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2024 and 2023.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2024 and 2023.

	December 31
(in US$ thousands)	2024	2023
Cash and savings accounts	$34,781	$38,470
Time deposits	—	—
Cash and cash equivalents reported on the consolidated balance sheets	34,781	38,470
Cash restricted as performance bond	313	313
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$35,094	$38,783

As of December 31, 2024 and 2023, cash amounting to $313 thousand and $313 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2024	2023
Taiwan	$34,884	$38,289
Hong Kong	210	494
	$35,094	$38,783

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2024	2023
Accounts receivable	$142	$229
Less: Allowance for credit losses	(1)	(2)
	$141	$227

The following is a summary of the changes in our Company’s allowance for credit losses during the years ended December 31, 2024, 2023 and 2022:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$2	$1	$2
Additions: Provision for expected credit losses	1	7	2
Less: Write-off	(1)	(6)	(3)
Translation adjustment	(1)	—	—
Balance at end of year	$1	$2	$1

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2024	2023
Loans receivable - current	$—	$24
Less: Allowance for loans receivable - current	—	(24)
Other receivable	2	2
Other	127	141
	$129	$143

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2024, 2023 and 2022:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$24	$29	$33
Reversal for collection of bad debt	(24)	(5)	—
Translation adjustment	—	—	(4)
Balance at end of year	$—	$24	$29

NOTE 8. INVESTMENT IN SECURITIES

Investment in securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2024	2023
Debt securities, classified as available-for-sale	$5,384	$5,548
Equity securities	57	229
	$5,441	$5,777

Our Company’s investment in securities - noncurrent are invested in convertible promissory notes and preferred shares. During 2023, we recognized a realized exchange gain of $76 thousand arising from the partial repayment of the aforementioned promissory note. Certain of our investment in securities, though denominated in US dollars, are held by an entity of ours whose functional currency is not US dollars, leading to unrealized exchange gain or loss accounted for as other comprehensive income or loss, and corresponding translation adjustment accordingly.

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

We assessed the estimated fair values of these investments as of December 31, 2024. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

During 2024 and 2023, we leased office premises and automobile for operational use with lease terms of 2 to 5 years that expire at various dates through 2027. We do not have purchase options to acquire the leasehold office premises and automobile at the end of the lease terms.

Right-of-use assets

Right-of-use assets consist of the following:

	December 31
(in US$ thousands)	2024	2023
Carrying amount:
Office premise	$450	$931
Automobile	34	13
	$484	$944

Lease liabilities

	December 31
(in US$ thousands)	2024	2023
Carrying amount:
Current portion (classified under other current liabilities)	$416	$475
Noncurrent portion	84	495
	$500	$970

Discount rates for the existing lease liabilities ranged from 1.44% to 3.6% as of December 31, 2024, and from 1.44% to 3.6% as of December 31, 2023.

Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2024	2023
Cash paid for operating leases	$481	$491
Operating lease expenses	$499	$495

	As of December 31
(in US$ thousands)	2024	2023
Lease liabilities arising from obtaining right-of-use assets	$49	$116
Weighted-average remaining lease term	1.18 years	2.04 years
Weighted-average discount rate	1.60%	1.60%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2024:

(in US$ thousands)	Operating Leases
Year
2025	$421
2026	81
2027	3
Total minimum lease payments	505
Less: amount of lease payments representing interest	(5)
Present value of future minimum lease payments	500
Less: current obligation under leases	(416)
Non-current lease obligations	$84

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2024	2023
Accrued professional fees	$185	$356
Accrued compensation	200	423
Accrued royalties	47	45
Accrued advertising expenses	2	2
Accrued director compensation and liability insurance	63	100
Other	248	256
	$745	$1,182

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2024	2023
Unused virtual points	$479	$481
Unamortized virtual items	86	75
Advances for pre-order items	13	17
	$578	$573

The breakage amounts recognized as revenue during the years ended December 31, 2024, 2023 and 2022 were $16 thousand, $228 thousand and $20 thousand, respectively.

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

We use December 31 as the measurement date for our defined benefit pension plan. The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2024 and 2023:

	December 31
(in US$ thousands)	2024	2023
Benefit obligation	$317	$339
Fair value of plan assets	488	473
Funded status (prepaid pension assets)	$(171)	$(134)
Accumulated Benefit Obligation	$254	$266
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(171)	$(134)
Accumulated other comprehensive income	—	—
Net amount recognized	$(171)	$(134)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$30	$(15)

For the years ended December 31, 2024, 2023 and 2022, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2024	2023	2022
Service cost	$—	$—	$—
Interest cost	5	6	2
Expected return on plan assets	(7)	(8)	(3)
Amortization of net loss	—	—	2
Curtailment gain	—	—	—
	$(2)	$(2)	$1

Weighted average assumptions used to determine benefit obligations for 2024 and 2023 were as follows:

	December 31
	2024	2023
Discount rate	2.00%	1.625%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2024	2023
Discount rate	1.625%	1.750%
Rate of return on plan assets	1.625%	1.750%
Rate of compensation increase	2.00%	2.00%

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

We expect to make a contribution of $0 to the Fund in 2025. We expect to make future benefit payments of $13 thousand to employees from 2024 to 2028 and $87 thousand from 2029 to 2033.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $275), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were $137 thousand, $163 thousand, and $167 thousand, respectively, which are included in operating expenses.

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

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain (loss) on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance as of January 1, 2022	$(21,753)	$(388)	$(80)	$(22,221)
Foreign currency translation adjustment	(190)	—	—	(190)
Pension and post retirement benefit adjustment	—	—	76	76
Unrealized holding loss arising during period	—	620	—	620
Balance as of December 31, 2022	(21,943)	232	(4)	(21,715)
Foreign currency translation adjustment	(144)	15	—	(129)
Pension and post retirement benefit adjustment	—	—	(11)	(11)
Unrealized holding loss arising during period	—	(1,453)	—	(1,453)
Reclassification adjustments for loss included in net income		(76)	—	(76)
Balance as of December 31, 2023	(22,087)	(1,282)	(15)	(23,384)
Foreign currency translation adjustment	(177)	99	—	(78)
Pension and post retirement benefit adjustment	—	—	44	44
Unrealized holding loss arising during period	—	(865)	—	(865)
Balance as of December 31, 2024	$(22,264)	$(2,048)	$29	$(24,283)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2024, 2023 and 2022.

NOTE 15. SHARE-BASED COMPENSATION

During 2024, 2023 and 2022, no stock-based compensation expenses were incurred and recognized.

There were no capitalized stock-based compensation costs at December 31, 2024 and 2023. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2024, 2023 and 2022, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2024 and 2023.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2024.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million ordinary shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years. The Company is no longer issuing securities pursuant to, and no awards remain outstanding under this plan.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand ordinary shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years. The Company is no longer issuing securities pursuant to, and no awards remain outstanding under this plan.

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

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2024.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2007 Plan	675,057	(1)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75

(1)
The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand ordinary shares.

Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2024, 2023 and 2022, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2024, 2023 and 2022.

Option transactions during the last three years are summarized as follows:

	2024				2023		2022
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1	$6.56	29			$6.38	33	$6.13	37
Options granted	—	—			—	—	—	—
Options exercised	—	—			—	—	—	—
Options Forfeited / canceled / expired	7.15	(25)			5.05	(4)	4.05	(4)
Balance at December 31	$2.90	4	2.34	$—	$6.56	29	$6.38	33
Exercisable at December 31	$2.90	4	2.34	$—	$6.56	29	$6.38	33
Vested and expected to vest at December 31	$2.90	4	2.34	$—	$6.56	29	$6.38	33

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2024 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2024. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2024, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2024:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	4	2.34 years	Under $5	4
$5~$50	—	—	$5~$50	—
$50~$100	—	—	$50~$100	—
	4			4

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2024	2023	2022
Taiwan operations	$(1,657)	$(1,726)	$(1,588)
Non-Taiwan operations	(639)	(1,673)	(1,164)
	$(2,296)	$(3,399)	$(2,752)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2024	2023	2022
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2024	2023	2022
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	(82.00)%	0.75%	(3.03)%
Expiration of net operating loss carryforwards	(51.15)%	(27.71)%	(20.18)%
Net operating loss carryforwards not utilized due to dissolution of subsidiaries	—	—	(42.73)%
Other non-deductible expenses	46.42%	(12.84)%	(9.79)%
Change in deferred tax assets and valuation allowance	62.70%	15.79%	24.94%
Loss on investment in subsidiaries dissolved	—	—	26.62%
Other	0.03%	0.01%	0.17%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2024	2023
Net operating loss carryforwards	$8,732	$10,630
Share-based compensation	273	292
Investments	123	131
Lease right-of-use assets	4	6
Other	(16)	5
	9,116	11,064
Less: valuation allowance	(9,116)	(11,064)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$11,064	$11,880	$13,607
Subsequent reversal and utilization of valuation allowance	(663)	(263)	(94)
Changes to valuation allowance	396	405	1,158
Expirations	(1,175)	(942)	(1,731)
Exchange differences	(506)	(16)	(1,060)
Balance at end of year	$9,116	$11,064	$11,880

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2024, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$11,621	indefinite*
Taiwan	28,210	2025~2034**
	$39,831

* Upon the dissolution and deregistration of a Hong Kong subsidiary of ours in February 2025, the deferred tax assets related to its net operating loss carryforwards of $9,825 thousand were derecognized. As the allowance on deferred tax assets related to these net operating loss carryforwards has been fully provided, the derecognition did not have any material impact on our financial position, results of operations or cash flows.

** Upon the dissolution of a Taiwan subsidiary of ours in March 2025, the deferred tax assets related to its net operating loss carryforwards of $2,643 thousand were derecognized. As the allowance on deferred tax assets related to these net operating loss carryforwards has been fully provided, the derecognition did not have any material impact on our financial position, results of operations or cash flows.

Unrecognized Tax Benefits

As of December 31, 2024, 2023 and 2022, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2024, 2023 and 2022.

Our major tax paying components are all located in Taiwan. As of December 31, 2024, the income tax filings in Taiwan have been examined for the years through 2022.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2027. Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2024.

For a specific licensed game, we were required to pay an incentive fee of $20 thousand to the licensor for every $600 thousand additional revenues generated from the game during the agreement period from January 2024 to January 2026.

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

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, 2025 and March 5, 2025, we entered into two agreements to purchase two convertible promissory notes, with principal amounts of US$52,674 and US$2,600,000, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,588,005) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $882,077). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On October 30, 2023, the Taiwan High Court ruled such appeal meritorious and Ennoconn has the right to claim compensation from GigaMedia Cloud in an amount equal to NTD 27,084,180 plus interest at a rate of 4.5% per annum incurred from January 16, 2018 until settlement date. On November 16, 2023, GigaMedia Cloud filed an appeal against the Taiwan High Court’s decision, and the appeal was transferred to Taiwan Supreme Court on January 2, 2024. On April 17, 2024, the Taiwan Supreme Court denied GigaMedia’s appeal and affirmed the Taiwan High Court’s October 2023 decision in favor of Ennoconn, GigaMedia Cloud has accrued the related obligations.

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

Our Company uses the Net income (loss), as reported on our Consolidated Statements of Comprehensive Income (Loss) as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of consolidated financial statements. Please refer to the consolidated statements of operations and comprehensive income (loss) for the related segment revenue and operating results.

Amounts of revenues and significant expense categories that are regularly provided to the CODM and included in reported segment profit or loss are summarized as follows:

(in US$ thousands)	2024	2023	2022
Revenues from external customers	$2,969	$4,292	$5,585
Personnel expenses	(2,860)	(2,998)	(3,443)
Licensing and royalty fees	(637)	(952)	(1,210)
Depreciation	(48)	(43)	(24)
Amortization	(10)	(12)	(9)
Interest income	7	8	2
Interest expenses	(37)	(38)	(63)
Foreign exchange gain (loss)	211	(19)	255
Rent and utilities	(559)	(569)	(123)
Other expenses	(372)	(575)	(1,328)
Other non-operating income, net	1	3	70
Digital Entertainment Segment Net Loss	(1,335)	(903)	(288)
Headquarters expenses	(871)	(2,491)	(2,277)
Reconciliation of profit or loss
Adjustments and reconciling items	(90)	(5)	(187)
Consolidated Net Loss	$(2,296)	$(3,399)	$(2,752)

Reconciliations of reportable segment assets and other significant items to the consolidated totals are summarized as follows:

(in US$ thousands)	2024	2023
Total assets for reportable segments	$3,274	$4,216
Cash held in corporate headquarters	33,856	37,040
Marketable securities - noncurrent	5,441	5,777
Elimination of receivables from corporate headquarters	(605)	(601)
Other unallocated amounts	392	65
Consolidated Total	$42,358	$46,497

(in US$ thousands)	Segment Totals	Adjustments	Consolidated Totals
2024
Revenues from external customers	$2,969	$—	$2,969
Interest income	7	1,956	1,963
Interest expense	(37)	37	—
Depreciation and amortization	(58)	—	(58)

2023
Revenues from external customers	4,292	—	4,292
Interest income	8	1,803	1,811
Interest expense	(38)	38	—
Depreciation and amortization	(55)	—	(55)

2022
Revenues from external customers	5,585	—	5,585
Interest income	2	716	718
Interest expense	(63)	63	—
Depreciation and amortization	(33)	—	(33)

Interest income and expense allocated from headquarter to the digital entertainment business segment is based on internally negotiated rates and the adjustments represent amounts related to headquarters.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follows:

(in US$ thousands)	2024	2023	2022
MahJong and casino casual games	$1,051	$1,070	$1,308
PC-based online sports games	1,539	2,696	3,395
Mobile role playing games	338	464	801
Other games and game related revenues	41	62	81
	$2,969	$4,292	$5,585

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2024	2023	2022
Taiwan	$1,602	$1,785	$2,427
Hong Kong	1,367	2,507	3,158
	$2,969	$4,292	$5,585

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2024			December 31, 2023
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$101	$7	$466	$111	$13	$869
Hong Kong	—	—	18	—	—	75
	$101	$7	$484	$111	$13	$944

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2024, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.