Form 20-F
period 2025-12-31
GIGAMEDIA Ltd
filed 2026-04-29
CIK 1105101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .

For the transition period from to .

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
(iv)
“Hoshin GigaMedia” are to Hoshin GigaMedia Center Inc., a wholly owned subsidiary incorporated under the laws of Taiwan, Republic of China (“Taiwan” or “R.O.C.”); and
(v)
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

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. While our Company’s consolidated financial statements are presented in U.S. dollars, a large portion of our operations are conducted through subsidiaries located in Taiwan, and therefore adopt NT dollars as their functional currency. Assets and liabilities reported in our consolidated balance sheets denominated in currencies other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. With respect to NT dollars, the year-end exchange rates used are 31.43, 32.785 and 30.705 to one U.S. dollar as of December 31, 2025, 2024 and 2023, respectively, which are each based on the middle rate quoted by the Bank of Taiwan. Income and expense items reported in our consolidated statements of operations denominated in currencies other than U.S. dollars are translated into U.S. dollars using average exchange rates. Certain other operating financial information denominated in currencies other than U.S. dollars, not included in our consolidated financial statements and provided in this annual report, are translated using average exchange rates.

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

If we are unable to successfully develop our services for usage on mobile devices, it could result in lower growth of or a decline in our revenues.

Currently, our services are primarily accessed through PCs. Devices other than personal computers, such as mobile phones and tablets, are used increasingly to access the Internet. We believe that, for our business to be successful, we will need to develop versions of our existing digital entertainment offerings, our pipeline offerings and any future offerings that work well with such devices. Manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our offerings may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our offerings for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. If we are unable to successfully expand the types of devices on which our existing and future offerings are available, or if the versions of our offerings that we create for such devices do not function well or are not attractive to consumers, our revenues may fail to grow or may decline.

The digital entertainment industry is characterized by rapid technological change, and failure to respond quickly and effectively to new Internet technologies or standards may have a material adverse effect on our business.

The digital entertainment industry is evolving rapidly. Any new technologies or new standards may require increases in expenditures for development and operations. In addition, we use internally developed software systems that support certain aspects of our billing and payment transactions in our digital entertainment service business. All of our businesses may be adversely affected if we are unable to upgrade our systems effectively to accommodate future traffic levels, to avoid obsolescence or to successfully integrate any newly developed or acquired technology with our existing systems. Capacity constraints could cause unanticipated system disruptions and slower responses, which could adversely affect data transmission and service experience. These factors could, among other things, cause us to lose existing or potential users and existing or potential service development partners.

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

The digital entertainment market is highly competitive. Digital entertainment service providers in Taiwan and Hong Kong are currently our primary competitors. Our major competitors in Taiwan include Soft-World International Corporation (“Soft-World”), International Games System, Co., Ltd. (“IGS”), UserJoy Technology Co., Ltd. (“UserJoy”) and GameSofa Inc. (“GameSofa”). We also face competition from game developers and publishers operating in Hong Kong, particularly in the online and mobile gaming segments. In addition, we compete for users against various offline amusement and entertainment, such as console games, arcade games and handheld games, as well as various other forms of traditional or online entertainment.

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

Our revenues, expenses and results of operations have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are beyond our control. In 2025, 2024 and 2023, we incurred consolidated operating losses of US$3.6 million, US$3.7 million and US$3.2 million as well as net losses of US$1.6 million, US$2.3 million and US$3.4 million, respectively. Our future profitability will depend to a great extent upon the performance of our digital entertainment service business, as well as certain non-operating aspects. The key factors affecting our businesses or profitability include:

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

Further, our business could be adversely impacted by the performance of our investments in other entities. Our investments may generate significant losses arising from factors that may be out of our control, such as economic downturns, geopolitical tensions and macroeconomic volatility. We may incur impairment charges in respect of our equity investees and investments in debt securities, which may affect our results of operations. With respect to equity method investees, if any, we may be required to share a portion of such investees’ losses in accordance with U.S. GAAP. In each case, our results of operations may be adversely impacted if our investments do not perform as expected, and we may record such impairment loss, downward valuation result, or equity-method investment loss in our financial statements.

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

Utilization of generative artificial intelligence (AI) in the digital entertainment industry is an emerging and rapidly evolving trend, and involves significant risks and uncertainties.

The digital entertainment industry is increasingly utilizing generative AI, and we are deploying such technology in our business. We offer a new product (FunTownPai) which is powered by commercial generative AI models to provide various of styles of custom-made static pictures, motion pictures and stickers, readily available for mobile social networking and entertainment uses. While the digital entertainment industry is quickly embracing the utilization of generative AI, it is also characterized by a significant number of technical, legal and commercial challenges, including challenges associated with: providing swift responses with sufficient AI compute (resources for training and deploying AI) capacity, evolving regulatory frameworks, specialized skill and expertise requirements of personnel, and public awareness and brand image needs and considerations. If we are not able to overcome these challenges, our business, prospects, financial condition, and results of operations will be negatively impacted and our efforts to create a commercially viable business may not materialize at all.

While we believe that our application of AI in our digital entertainment business is promising, including (i) our platform of creative off-the-shelf prompts for generating entertaining content in connection with holidays, festivals, and everyday life scenes for social networking purposes, and (ii) our optimization between demand for quality output using expensive AI compute and customers’ desire for affordable entertainment spending, we cannot assure you that our business model or our platform will succeed commercially.

Specifically, the successful development of our application of generative AI involves many challenges and uncertainties, including those related to:

•
obtaining appropriate licenses for our algorithms, which may be from proprietary sources and require a formal license or may be governed by open source licenses and require that we obtain additional grants for commercial uses;
•
successfully training, validating, and testing new prompts for generative AI;
•
continually providing new exciting content for customers’ ever-changing social networking themes;
•
building and maintaining business partnerships for our R&D and commercialization activities;
•
complying with laws and regulations that constantly evolve, such as laws and regulations with respect to image rights, protection of children, and youth welfare and rights;
•
successfully preventing flawed algorithms from producing discriminatory or unexpected AI output that could harm our reputation, business, customers, or stakeholders;
•
preserving intellectual property rights, and avoiding intellectual property infringement; and
•
continuing to fund and maintain our technology development activities.

In addition, if we do not sufficiently invest in new technology and industry developments, such as AI features and functionality, or if we do not make effective strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our ability to generate demand for services, attract and retain customers, and our ability to develop and achieve a competitive advantage and to grow could be negatively affected. Further, the emergence of competitors who may be able to optimize products, services or strategies that use advanced computing (such as edge computing), as well as other technological changes and developing technologies, have required, and will continue to require, us to make new and costly investments. Transitioning to new technologies may be disruptive to resources and the services we provide and may increase our reliance on third party service providers. Therefore, we may need to set up backup plans, including for alternative service providers, in light of cost, technology, and other potentially disruptive factors associated with such reliance. We must also seek to ensure that we use only publicly available data, or that we have appropriately addressed copyright protections when utilizing models. We may not be successful or may be less successful than our current or new competitors, in developing technology that operates effectively across multiple devices and platforms and that is appealing to our customers, either of which would negatively affect our business and financial performance.

Moreover, given the rapid pace at which AI has advanced, there has been a push by legislators and certain private sector constituents to further regulate AI to seek to ensure that it is not used in a potentially harmful way. The potential for regulation and the fears and suspicions associated with use of AI-enabled products could result in customers refraining from using our products which could potentially harm our business, results of operations, and financial condition.

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

We rely on Google Cloud for certain of our mobile-based digital entertainment services. Any disruption of or interference with our use of the Google Cloud operation would negatively affect our operations and could seriously harm our business.

Google provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service, and we currently rely on Google Cloud for certain of our mobile-based digital entertainment services. Any significant disruption of or interference with our use of Google Cloud would negatively impact our operations and our business could be seriously harmed. If our users are not able to access our products through Google Cloud or encounter difficulties in doing so, we may lose users. The level of service provided by Google Cloud may also impact the usage of and our users’ satisfaction with our products and could seriously harm our business and reputation. If Google Cloud experiences interruptions in service regularly or for a prolonged basis, or other similar issues, our business could be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of Google or similar providers.

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

Google has broad discretion to change and interpret its terms of service and other policies with respect to us, and those actions may be unfavorable to us. Google may also alter how we are able to process data on the Google Cloud platform. If Google makes changes or interpretations that are unfavorable to us, our business could be seriously harmed.

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

In the past, we have failed to satisfy the US$1.00 minimum bid price requirement at times. Although we were able to regain compliance with this requirement, there can be no assurance that we will maintain compliance and continue to meet all of the requirements for continued Nasdaq listing. If we fail to comply again in the future, our Shares could still be delisted from Nasdaq, which could have a material adverse effect on our stock prices and our standing with current and future investors.

The price of our Shares has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell our Shares when desired or at attractive prices.

The trading price of our Shares has been and may continue to be subject to wide fluctuations. In 2025, the closing prices of our Shares on The Nasdaq Capital Market ranged from US$1.38 to US$1.86 per share, and the closing price on April 9, 2026 was US$1.33. Our Share price may fluctuate in response to a number of events and factors. In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Shares, regardless of our operating performance.

A substantial percentage of our outstanding Shares are beneficially owned by Mr. John-Lee Andre Koo, who accordingly has considerable influence to the outcome of any corporate transaction or other matters submitted to our shareholders for approval, and his interests may differ from yours.

As of March 31, 2026, Mr. John-Lee Andre Koo beneficially owned 19.54% of our outstanding Shares. Accordingly, he has considerable influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including but not limited to mergers, consolidations, and the power to prevent or cause a change in control. The interests of Mr. Koo may differ from your interests.

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

However, based on our historical and current business activities, our intentions, the manner in which we hold ourselves out to the public, the primary activities of our officers and directors and an analysis of our non-cash assets and income during 2025, the first quarter of 2026 and in prior periods, we believe that we are not an investment company. Nevertheless, a part of the determination of whether we are an investment company is based upon the composition and value of our non-cash assets, a significant portion of which presently comprise our strategic investments. As a result, we could be deemed to be an investment company.

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

In light of our significant cash balances and portfolio of investment securities, we believe that it is likely that we were classified as a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, it is possible that one or more of our subsidiaries may be or become classified as a PFIC for U.S. federal income tax purposes. We generally will be classified as a PFIC for any taxable year in which 75% or more of our gross income consists of certain types of “passive” income or 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and other assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive.

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

In February 2000, we completed the initial public offering of our Shares. Our Shares are traded on The Nasdaq Capital Market of The Nasdaq Stock Market under the symbol “GIGM.”

In January 2006, we acquired FunTown, a digital entertainment business operated in Taiwan and Hong Kong.

Our Company is incorporated under the laws of the Republic of Singapore and is subject to the provisions of the Companies Act 1967 of Singapore (the “Singapore Companies Act”). Our Singapore company registration number is 199905474H. Our principal executive office is located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114-740, Taiwan R.O.C., and our telephone number is 886-2-2656-8000. Our agent in the U.S. is Computershare Limited and its office address is 480 Washington Blvd., Jersey City, New Jersey.

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

Our revenues generated from MahJong and other casual games were approximately US$1.1 million in each of 2025, 2024, and 2023.

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

Our revenues generated from Tales Runner were approximately US$2.1 million in 2025, increased from US$1.5 million in 2024 but decreased from US$2.7 million in 2023. The increase of revenues in 2025 was mainly due to our efforts in promoting our offerings, with new content more adaptive to changes in players’ preferences, resulting in an improved monthly average revenue per paying user ("ARPPU") from approximately $80 in 2024 to $110 in 2025.

Traditionally, for our PC-based online games, players download and install client software from our websites. Our online games are offered free-of-charge to all players. Players may purchase virtual items that enhance their characters’ performance and game playing experience, or personalize their characters.

We have launched eleven mobile role-playing online games in past years. In particular, Yume100, which was launched at the end of September 2015, outperformed other mobile role-playing games. Yume100 is a story-based game that primarily targets female players in the age range of 15 to 35 years old. In the game, which has certain romantic elements, players assume game characters and complete challenges. As of December 31, 2025, the accumulated sales revenues of Yume100 since its launch were approximately US$13.3 million.

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

Image app utilizing generative AI

In late 2025, we launched FunTownPai, a mobile app powered by commercial generative AI models to provide a variety of styles of custom-made static pictures, motion pictures and social networking stickers, readily available for social media use such as sending a pictured message or posting to popular social networking services such as Meta Platforms’ “Facebook”, “Instagram” or LY Corporation’s “LINE”.

For FunTownPai, users pay for virtual points to generate and download images for their social networking uses. The app also provides an image gallery platform, in which users may express “like” or leave comments on images posted by other users.

In 2025, the operation of this product and service was still at its early stage, and accordingly, the revenues it generated during 2025 were rather insignificant.

Sources of Our Offerings

In-house development of Casual Games and other offerings

We develop the casual games offered on our FunTown game platform, including online MahJong, card games, and other simple casual games, as well as FunTownPai, our image app powered by generative AI. Our in-house development enables us to have better control of the product features and allow for seamless integration onto our self-developed platforms. In order to support product development capabilities and develop our proprietary digital entertainment offerings, we intend to expand our browser/mobile-based development capabilities.

We made a direct investment of approximately $0.7 million during 2025 in developing our own offerings.

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

Our Customers

In Taiwan and Hong Kong, as of December 31, 2025, we had an aggregate of approximately 8.8 million unique registered customers of our digital entertainment services, most of which were located in Taiwan. During the year ended December 31, 2025, we recorded approximately 15,000 active paying users, with monthly ARPPU ranging from approximately $20 to $110 for different services.

Competition

Our primary competitors in the digital entertainment business are digital entertainment service providers based in Taiwan and Hong Kong. Our major competitors in Taiwan include Soft-World, IGS, UserJoy and GameSofa.

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

Personal Data Protection Act

On April 27, 2010, the Legislative Yuan passed a bill to amend the Computer-processed Personal Data Protection Act, which was renamed as the Personal Data Protection Act. Personal data includes the name, date of birth, I.D. card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions, social activities and other information that may be used to identify a natural person, both directly and indirectly. Whenever an entity collects personal data from any individual, it shall inform such individual about (i) the name and identity of the collecting entity; (ii) the purpose of collection; (iii) how the collected personal data will be used; (iv) his/her rights; and (v) the consequences of his/her failure to provide the required personal data. If personal data is not provided by individuals, in addition to the information required to be disclosed as described above, the collecting entity shall inform such individual of the source of the data before processing or using the data. Prior consent from the individual is required for use of his/her personal data. These requirements shall be exempted if relevant personal data of the individual (i) is used for public interests; or (ii) is available from the public domain and the interest to be protected is more important than the privacy of such individual. Depending on the gravity of a violation, damages of NT$500 to NT$20,000 may be claimed against a person for each violation of the Personal Data Protection Act even if the actual damage cannot be proved. If there is more than one victim in a single violation, the maximum damages would be up to NT$200,000,000. However, if the interests involved therein exceed NT$200,000,000, restrictions on maximum amount for damages to be claimed and on minimum amount for damages to be claimed (NT$500 per person for each violation) shall not apply. The Personal Data Protection Act was last amended on November 11, 2025, and the effective date shall be determined by the Executive Yuan. The 2025 amendments: (i) clearly establish the Personal Data Protection Commission (PDPC) as an independent regulatory authority; (ii) require that upon becoming aware of a personal data incident, an entity shall promptly notify the data subject and report the incident to the competent authority; (iii) provide that government agencies shall appoint a Personal Data Protection Officer; and (iv) provide that competent authorities may proactively initiate administrative inspections whenever deemed necessary to assess a company’s compliance with the Personal Data Protection Act.

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

Hong Kong

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Cap. 486) came into effect in Hong Kong on December 20, 1996. A significant amendment to this Ordinance took effect on October 1, 2012, and the latest amendment was on October 8, 2021. The Hong Kong government has set up the Office of the Privacy Commissioner, which is an independent statutory body to oversee the enforcement of the Ordinance. The objective of the Personal Data (Privacy) Ordinance is to protect the privacy rights of a person in relation to personal data (Data Subject). Everyone who is responsible for handling data (Data User) should follow the Six Data Protection Principles ("DPPs"), including: (i) Data Collection Principle; (ii) Accuracy & Retention Principle; (iii) Data Use Principle; (iv) Data Security Principle; (v) Openness Principle; and (vi) Data Access & Correction Principle. Non-compliance with DPPs does not itself constitute a criminal offence. However, the Commissioner may serve an Enforcement Notice to direct the data user to remedy the contravention and/or instigate a prosecution action. Contravention of an enforcement notice is an offense that could result in a maximum fine of HK$50,000 and imprisonment for two years. Moreover, the Ordinance also criminalizes misuse or inappropriate use of personal data in direct marketing activities (Part VI A), non-compliance with Data Access Request (section 19), or unauthorized disclosure of personal data obtained without data user's consent (section 64). An individual who suffers damage, by reason of a contravention of the Ordinance in relation to his or her personal data may seek compensation from the data user concerned. Following the passing of the Personal Data (Privacy) (Amendment) Bill 2021 (the Amendment Bill) on September 29, 2021, the amended provisions of the Personal Data (Privacy) Ordinance, which target doxxing acts, take effect on October 8, 2021. Most significantly, the amendments introduce changes that create offences to curb doxxing acts, empower the Privacy Commissioner to carry out criminal investigations and to institute prosecution, and confer on the Privacy Commissioner statutory powers to demand the cessation of doxxing content.

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

Our Company is incorporated under the laws of the Republic of Singapore and is subject to the provisions of the Singapore Companies Act. Under the Singapore Companies Act, Singapore-incorporated companies are required to issue physical share certificates to registered shareholders as prima facie evidence of a registered shareholder’s title to the shares and there are no exceptions to or exemptions from this requirement that would enable us to amend our constitutional documents to allow for the issue of non-certificated shares. Therefore, we are not able to comply with the DRS eligibility provisions of Rule 5210(c).

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

** GigaMedia (HK) Limited, a subsidiary held by GigaMedia International Holdings Limited, has been deregistered and was accordingly dissolved from February 21, 2025.

*** GigaMedia Cloud Services Co., Ltd, a subsidiary held by GigaMedia (Cayman) Limited, has been dissolved from March 5, 2025, with a reference letter dated March 23, 2026 by the court approving its completion of liquidation.

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

D. Property, Plant and Equipment

As of April 6, 2026, we leased approximately 22,000 square feet as office premises as our corporate head office in Taipei, Taiwan and approximately 4,000 square feet as office premises for FunTown’s office in Hong Kong.

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

A. Operating Results

The following selected consolidated balance sheet data as of December 31, 2025 and 2024 and the selected consolidated statement of operations data for the years ended December 31, 2025, 2024 and 2023 have been derived from our audited consolidated financial statements included in Item 18 in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and the accompanying notes to those statements included in this annual report.

For the Years Ended December 31,

(in thousands US$, except for per share data)

	2025	2024	2023
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
OPERATING REVENUES
Digital entertainment service revenues	$3,474	$2,969	$4,292
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,654)	(1,494)	(1,846)
GROSS PROFIT	1,820	1,475	2,446
OPERATING EXPENSES
Product development and engineering expenses	(663)	(694)	(729)
Selling and marketing expenses	(1,672)	(1,451)	(1,623)
General and administrative expenses	(3,082)	(3,030)	(3,242)
Provision for expected credit losses	(1)	(1)	(7)
Total operating expense	(5,418)	(5,176)	(5,601)
Loss from operations	(3,598)	(3,701)	(3,155)
Income tax benefit	—	—	—
Net loss attributable to shareholders of GigaMedia	$(1,554)	$(2,296)	$(3,399)
Loss per share (in dollars):
Basic and diluted	$(0.14)	$(0.21)	$(0.31)

There were no dividends declared in 2025, 2024, and 2023.

As of December 31,

(in thousands US$, except for number of issued shares)

	2025	2024
CONSOLIDATED BALANCE SHEET DATA:
Total current assets	$34,713	$35,433
Investment in securities - noncurrent	3,535	5,441
Property, plant and equipment-net	92	101
Intangible assets-net	4	7
Total assets	39,204	42,358
Total current liabilities	2,066	1,931
Total GigaMedia’s shareholders’ equity	37,045	40,343
Ordinary shares, no par value, and additional paid-in capital	308,752	308,752

Number of issued shares (in thousands)	11,052	11,052

Overview

We are a diversified provider of digital entertainment services. Our only segment and principal business is our digital entertainment service business, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia. We operate our digital entertainment business in Taiwan, Hong Kong and Macau through FunTown.

Digital entertainment service providers in Taiwan and Hong Kong are currently our primary competitors. Given the low barriers to entry in the digital entertainment industry and the increasing popularity of Internet-based businesses, there are a large number of potential competitors scattered throughout many different segments of the software and Internet industries. In addition to the aforementioned competitors, traditional entertainment service providers and other entities, many of which have significant financial resources and brand name recognition, may provide digital entertainment services in the future, and thus become our competitors.

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

Certain Significant Events Affecting Our Results of Operations for 2025, 2024 and 2023

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

On August 31, 2023, we and Aeolus entered into an agreement (Amendment No.1) to amend the Note. The amendment extended the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023.

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, and was scheduled to be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, March 5, June 27, July 15 and December 5, 2025, we entered into five agreements to purchase convertible promissory notes, with principal amounts of US$52,674, US$2,600,000, US$26,337, US$1,500,000 and US$26,336, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

On February 28, 2026, we and Aeolus entered into an agreement (Amendment No. 2) to amend the Note. Amendment No. 2 extends the maturity date of the Note after the payment of accrued interest on the unpaid principal amount of the Note due through February 28, 2026 in the amount of US$698,593.60 are made by Aeolus. The US$698,593.60 payment by Aeolus was made on March 2, 2026.

Pursuant to Amendment No. 2 to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on May 31, 2026, and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

The purchase and sale of the convertible promissory notes demonstrates GigaMedia’s and Aeolus’s mutual commitment to a longer-term strategic relationship. GigaMedia continually reviews its investment alternatives and may enter into additional transactions in Aeolus’s securities in accordance with applicable laws.

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

The table below presents, for the years indicated, information regarding our revenues, costs and expenses for our consolidated operations.

	For the Year Ended December 31,
	2025		2024		2023
	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues	Amount in US$ thousands	% of total revenues
OPERATING REVENUES
Digital entertainment service revenues	$3,474	100.0	$2,969	100.0	$4,292	100.0
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,654)	(47.6)	(1,494)	(50.3)	(1,846)	(43.0)
Gross profit	1,820	52.4	1,475	49.7	2,446	57.0
OPERATING EXPENSES
Product development and engineering expenses	(663)	(19.1)	(694)	(19.9)	(729)	(17.0)
Selling and marketing expenses	(1,672)	(48.1)	(1,451)	(29.4)	(1,623)	(37.8)
General and administrative expenses	(3,082)	(88.7)	(3,030)	(63.0)	(3,242)	(75.5)
Provision for expected credit losses	(1)	0.0	(1)	0.0	(7)	0.0
Total operating expenses	(5,418)	(155.9)	(5,176)	(174.3)	(5,601)	(130.5)
Loss from operations	(3,598)	(103.5)	(3,701)	(124.6)	(3,155)	(73.5)
NON-OPERATING INCOME (EXPENSES), NET	2,044	58.8	1,405	47.3	(244)	(5.7)
LOSS BEFORE INCOME TAXES	(1,554)	(44.7)	(2,296)	(77.3)	(3,399)	(79.2)
INCOME TAX BENEFIT	—	0.0	—	0.0	—	0.0
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(1,554)	(44.7)	$(2,296)	(77.3)	$(3,399)	(79.2)

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

OPERATING EXPENSES. Operating expenses include product development and engineering expenses, selling and marketing expenses, general and administrative expenses, and provision for expected credit losses.

NON-OPERATING INCOME (EXPENSES), NET. Non-operating income and expenses include interest income, gain or loss on sales and fair value changes of investment in securities, and foreign exchange gain or loss.

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

Year to Year Comparisons

Please refer to the Item 5 in our previously filed Annual Report on Form 20-F for the year ended December 31, 2024 for the comparisons of our results of operations in fiscal years 2024 and 2023.

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

Accordingly, in recent years we have been implementing a strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements. At the same time, we continued consolidating substantial resources for developing our own offerings, into which direct investment was approximately US$0.7 million during each of 2025, 2024 and 2023.

Operating Revenues and Gross Margin

	For the Year Ended December 31,
	2025		2024		2023
	Amount in US$ thousands	% Change from 2024	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands
Operating revenues	$3,474	17.0%	$2,969	(30.8)%	$4,292
Cost of revenues	(1,654)	10.7%	(1,494)	(19.1)%	(1,846)
Gross profit	$1,820	23.4%	$1,475	(39.7)%	$2,446
Gross margin	52.4%		49.7%		57.0%

Operating Revenues

Our operating revenue in 2025 increased by 17.0% from 2024. This increase in revenue was mainly driven by revenues from a certain licensed sports game, which increased by US$0.5 million, or 33.7%, to US$2.1 million in 2025 from US$1.5 million in 2024, while revenues from our legacy MahJong and casino games were US$1.1 million in 2025, approximately the same as US$1.1 million in 2024. Our monthly ARPPU differs across our products and services, with a range of approximately $30 to $80 in 2024 and $20 to $110 in 2025. Except for the newly launched FunTownPai, the ARPPU for each of our products and services increased, mainly due to our efforts in promoting our offerings, with new content more adaptive to changes in players’ preference.

Gross Margin

Our gross margin fluctuates with players paying through different channels, changes in price and product mix, cost improvement, and exchange rate, among other factors. Furthermore, our gross margins are negatively impacted in the year when upfront fees or initial costs are amortized for a newly introduced offerings or collaboration contents.

Our gross profit was US$1.8 million in 2025 as compared to US$1.5 million in 2024. Gross profit margin was 52.4% in 2025, increased from gross profit margin of 49.7% in 2024, mainly due to improvement in revenues.

Operating Expenses

	For the Year Ended December 31,
	2025		2024		2023
	Amount in US$ thousands	% Change from 2024	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands
Product development and engineering expenses	$(663)	(4.5)%	$(694)	(4.8)%	$(729)
Selling and marketing expenses	(1,672)	15.2%	(1,451)	(10.6)%	(1,623)
General and administrative expenses	(3,082)	1.7%	(3,030)	(6.5)%	(3,242)
Provision for expected credit losses	(1)	—	(1)	(85.7)%	(7)
Total operating expenses	$(5,418)	4.7%	$(5,176)	(7.6)%	$(5,601)
Percentage of operating revenues	(155.9)%		(174.3)%		(130.5)%
Loss from operations	$(3,598)	(2.8)%	$(3,701)	17.3%	$(3,155)
Operating margin	(103.5)%		(124.6)%		(73.5)%

Operating expenses increased by US$0.2 million, or 4.7%, to US$5.4 million in 2025. The increase was mainly related to selling and marketing expenses.

Product Development and Engineering Expenses

Our product development and engineering expenses amounted to US$0.7 million in each of 2025, 2024 and 2023, which comprised mainly personnel related expenses. With a slimmer team in place for 2026, we plan to continue our exploration of digital entertainment to further develop our own products and services.

Selling and Marketing Expenses

Selling and marketing expenses were US$1.7 million in 2025, increased from US$1.5 million in 2024, as we launched a new product and increased promotional activities in late 2025.

General and Administrative Expenses

General and administrative expenses amounted to US$3.1 million in 2025, a slight increase from US$3.0 million in 2024, primarily due to higher professional services fees.

Non-Operating Income and Expenses

	For the Year Ended December 31,
	2025		2024		2023
	Amount in US$ thousands	% Change from 2024	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands
Interest income from financial institutions	$1,220	(26.8)%	$1,667	3.6%	$1,609
Interest income on securities	463	56.4%	296	46.5%	202
Gain on disposal or receipt of principal repayment from investment in securities	—	—	—	(100.0)%	76
Foreign exchange gain (loss), net	402	194.4%	(426)	1152.9%	(34)
Changes in the fair value of investment in equity securities recognized at fair value	(39)	(75.8)%	(161)	(92.4)%	(2,110)
Other non-operating income (loss), net	(2)	(106.9)%	29	123.1%	13
Non-operating income (expenses), net	$2,044	45.5%	$1,405	675.8%	$(244)

Non-operating income, net was US$2.0 million in 2025 as compared to non-operating income, net of US$1.4 million in 2024 and expenses of US$0.2 million in 2023. Non-operating income, net in 2025 primarily included (1) interest income generated from bank deposits and accrued from the convertible note of Aeolus, where the former decreased while the latter increased as we increased investment in the convertible note of Aeolus, and (2) foreign exchange gain, mainly arising from the substantial appreciation of the NT dollar against the US dollar in the first half of 2025. In 2025, 2024 and 2023, the foreign exchange gain or loss were mainly arising from inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations.

Income Tax Benefit

	For the Year Ended December 31,
	2025		2024		2023
	Amount in US$ thousands	% Change from 2024	Amount in US$ thousands	% Change from 2023	Amount in US$ thousands
Loss before income taxes	$(1,554)	(32.3)%	$(2,296)	(32.5)%	$(3,399)
Income tax benefit	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	$(1,554)	(32.3)%	$(2,296)	(32.5)%	$(3,399)

In 2025 and 2024, no significant income tax benefits or expenses were incurred in our operations in respective tax jurisdictions, and full allowance was provided against all deferred tax assets.

B. Liquidity and Capital Resources

Our principal source of liquidity in the year ended December 31, 2025, was our cash on deposit at a financial institution. Our cash and cash equivalents are held primarily in U.S. dollars and NT dollars. Our policy with respect to liquidity management is to maintain sufficient cash and cash equivalents to fund operations and strategic transactions, while placing remaining funds in higher yield investment instruments. While we have zero bank borrowing as of December 31, 2025 and 2024, we have established strong relationships with financial institutions and expect to be able to secure lines of credit to fulfill operating and strategic needs.

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

The following table set forth the summary of our cash flows for the years indicated:

	For the Year Ended December, 31
(in US$ thousands)	2025	2024	2023
Net cash used in operating activities	$(1,974)	$(2,333)	$(1,193)
Net cash provided by (used in) investing activities	(4,262)	(1,113)	837
Net cash used in financing activities	—	—	—
Exchange difference	195	(243)	32
Net decrease in cash, cash equivalents and restricted cash	(6,041)	(3,689)	(324)
Cash, cash equivalents and restricted cash at beginning of year	35,094	38,783	39,107
Cash, cash equivalents and restricted cash at end of year	$29,053	$35,094	$38,783

OPERATING ACTIVITIES. In 2025, our net cash used in operating activities was approximately US$2.0 million. We collected US$3.5 million in cash from our customers, paid US$1.0 million for license fees, royalties and channel costs, and paid approximately US$5.6 million to employees, suppliers and vendors. In 2024, our net cash used in operating activities was approximately US$2.3 million. We collected US$3.5 million in cash from our customers, paid US$1.0 million for license fees, royalties and channel costs, and paid approximately US$5.6 million to employees, suppliers and vendors. In 2023, our net cash used in operating activities was approximately US$1.2 million. We collected US$4.0 million in cash from our customers, paid US$1.3 million for license fees, royalties and channel costs, and paid approximately US$5.9 million to employees, suppliers and vendors.

INVESTING ACTIVITIES. Our net cash used in investing activities in 2025 was US$4.3 million, while net cash used in investing activities in 2024 was US$1.1 million. Our net cash provided investing activities in 2023 was US$0.8 million. These primarily reflected the purchase and the receipt of partial principal repayment from investment in convertible note of Aeolus. See Item 10, “Additional Information — C. Material Contracts” in this annual report for additional information.

FINANCING ACTIVITIES. Our net cash flow in financing activities in 2025, 2024 and 2023 was nil.

We believe that our existing cash, cash equivalents and restricted cash, and our ability to obtain short-term borrowings will be sufficient to meet our capital expenditure, debt, and operating cash obligations through 2026. We believe our working capital is sufficient for our present requirements. We continue to seek and review potential merger and acquisition opportunities on an ongoing basis, which may be funded through cash on our balance sheet, proceeds from sales of investments, bank borrowings or equity offerings. We do not believe that any potential merger or acquisition that we may be engaged in would alter our goal of preserving sufficient cash, cash equivalents and restricted cash to fund future operations.

Obligations and Capital Expenditures

As of December 31, 2025, we had the following contractual obligations:

	As of December 31,2025
	Payment Due by Period (in US$ thousands)
	Within 1 year	1-3 years	3-5 years	>5 years	Total
Operating leases	$159	$79	$17	$—	$255

Operating leases represent obligations under lease agreements with respect to certain office premises that we rent for operation.

In addition, we have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2025. For a specific licensed game, we are committed to paying an incentive fee of $20 thousand to the licensor for every $600 thousand in additional revenues generated from the game during the agreement period, which has been extended through January 2026. Since the revenues from particular games are uncertain, the table above only reflects incentive fee commitments that have been triggered by crossing the relevant revenue thresholds. In January 2026, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2026 and expires on January 26, 2028, and the incentive fee remains $20 thousand for every $600 thousand additional revenues generated during the extension term. During the extension term, the financial obligations are the same as in the original agreement period.

We typically finance our capital expenditures through cash holdings. Our gross capital expenditures in continuing operations for equipment, furniture and fixtures, intangible assets and other deferred assets were US$50 thousand, US$50 thousand and US$58 thousand for 2025, 2024 and 2023, respectively. Capital expenditures during 2025 were primarily for software and computer hardware equipment for our digital entertainment business and for general corporate use. Our capital expenditure plans for 2026, which we expect to be primarily in software and computer hardware equipment, will aim to support our lean growth initiatives in our digital entertainment service business. We believe our working capital is sufficient for our 2026 needs but we may adjust the amount of our capital expenditures upward or downward based on cash flow from operations, the progress of our expansion plans, and market conditions.

Dividends from Our Subsidiaries

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, is not deemed as remitted to Singapore and is therefore not taxable.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. The reserve can only be used to offset a deficit or be distributed as a dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of the Company. In 2023, Hoshin GigaMedia resolved to use all the legal reserves to offset its deficit. As of December 31, 2025, 2024 and 2023, the legal reserves of Hoshin GigaMedia were nil for each of the years, respectively.

C. Research, Development, Patents and Licenses, etc.

We make investments in research and development to keep pace and remain competitive with technology advancements and product development relating to our digital entertainment service business. For each of the years 2025, 2024 and 2023, we incurred US$0.7 million in research and development activities.

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

We are in the process of extending our products and services from a PC-based platform to browser/mobile platforms. We have a strong offering of casual games including Asian card-based games and MahJong and a good track record of developing and monetizing them, especially in the types of games that are most popular – casino games, such as poker, slots and MahJong. We are now leveraging that expertise to transition our game portfolio from social casino games designed for PC usage to other genres of digital entertainment for casual leisure and mobile play. During 2025, our monthly ARPPU ranged from approximately $20 to $110 in 2025.

Please see Item 3, “Key Information — D. Risk Factors” and Item 5, “Operating and Financial Review and Prospects — A. Operating Results — Certain Significant Events Affecting Our Results of Operations for 2025, 2024 and 2023” for a discussion of the most recent trends in our operating costs and revenues since the end of 2024. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonable likely to have a material effect on our net operating revenues, income from continuing operations, profitability or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

We have not made any material changes in the accounting methodology used to estimate the service period of the virtual goods and the breakage amount as of December 31, 2025 and 2024. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate the deferral and recognition of revenues. However, if actual results are not consistent with our estimates and assumptions used to calculate the deferral and recognition of revenues, we may be exposed to risks of inappropriately early or late recognition of the related revenues.

A hypothetical 10% increase in the estimated service period of the virtual goods would result in a decrease of earnings by $1 thousand, $7 thousand and $3 thousand for 2025, 2024 and 2023, respectively, while a hypothetical 10% decrease would result in an increase of earnings by approximately $1 thousand, $9 thousand and $6 thousand for 2025, 2024 and 2023, respectively.

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

We have not made any material changes in the accounting methodology used to evaluate investment in securities as of December 31, 2025 and 2024. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to evaluate fair values of the securities. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material.

Please see note 4 to our consolidated financial statements for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to our directors and executive officers as of the date of this annual report:

Name	Age	Position	Year Appointed to Current Position
HUANG, James Cheng-Ming	71	Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Director	2017(1)
HUANG, John Ping Chang	74	Chairman of the Compensation Committee of the Board and Independent Non-Executive Director	2012/2011(2)
LIU, Nick Chia-En	64	Independent Non-Executive Director	2011(3)
HONG, Chin Fock (Damian)	78	Independent Non-Executive Director	2013(4)
LIN, Wan-Wan	63	Chairman of the Audit Committee of the Board and Independent Non-Executive Director	2023(5)
TSAI, Chih-Hong	71	Independent Non-Executive Director	2023(6)
LIAO, Ying-Chih (Kevin)	63	Non-Executive Director	2026(7)

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
(7)
Mr. Kevin LIAO was appointed as a Non-Executive Director of the Board on January 30, 2026.

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

JOHN PING CHANG HUANG is an independent non-executive director of our Company. Mr. Huang has more than 30 years of experience in hospitality management and investment. He serves as the consultant of Two Tales Hospitality Inc. Mr. Huang holds a Bachelor of Arts degree from Soochow University and a degree of EMBA Program at National Taiwan University in Taiwan.

NICK CHIA-EN LIU is an independent non-executive director of our Company. He was the managing director in Taiwan for a U.S. based game development company. Mr. Liu holds an MBA degree from the Stern School of Business at NYU and a Bachelor’s degree from the University of Southern California.

CHIN FOCK (DAMIAN) HONG is an independent non-executive director of our Company. He has more than 38 years of experience in taxation and tax law. Mr. Hong began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years. Mr. Hong served as an independent director of Chailease Holding Co Ltd. and Riverstone Holdings Ltd until his retirement in 2020. In the same year he had also stepped down from being a director of Binjaitree. He has retired as a Non-Executive Director of Prima Limited in 2025. Mr. Hong lectured on a part-time basis at the Singapore Management University. He earned a Bachelor’s degree in Social Science at the University of Singapore and attended an international tax program at Harvard Law School.

WAN-WAN LIN is an independent non-executive director of our Company. Ms. Lin is a Certified Public Accountant both in the U.S.A. and in R.O.C. She served as the CEO at the accounting firm KPMG in Taiwan, and has been teaching in the Accounting Departments of several public and private universities such as National Taiwan University, National Chengchi University, Tunghai University and Tamkang University. Ms. Lin also serves as an independent director of uPI Semiconductor Corp. as well as Quanta Computer Inc. and Pegatron Corporation. She is also a director of Feng Tay Enterprises Co., Ltd. Her areas of expertise are in IFRS accounting and internal controls structure for global companies, as well as full experience of assisting companies in becoming public companies in R.O.C. and serving as a consultant for companies pursuing initial public offerings, or IPOs. She had served many well-known listed companies and been involved with many diverse industries. She holds a degree of EMBA Program at National Taiwan University, a Master degree in Accounting from University of Illinois at Urbana Champaign, and a Bachelor degree in Accounting from National Taiwan University.

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

YING-CHIH (KEVIN) LIAO is a non-executive director of our Company. Mr. Liao is a seasoned attorney who previously practiced at a prestigious law firm, specializing in international corporate finance, commercial corporate matters and M&A. Since 2006, he has served as a senior executive at Chailease Holding Company Limited, responsible for the overall development and supervision of company-wide strategic planning activities. Mr. Liao holds a Master degree of Laws from Harvard Law School and a Bachelor degree of Laws from National Taiwan University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, the aggregate cash compensation paid by us to our directors and executive officers was approximately US$0.5 million. For information regarding pension and retirement benefits, see note 12 to our consolidated financial statements.

As of December 31, 2025, the total outstanding number of share options granted to our directors and officers was 4,000. As of December 31 2025, the total number of restricted stock units granted to our directors and officers was zero.

The following table summarizes, as of March 31, 2026, the outstanding options granted under our employee share option plans and equity incentive plans to our directors and executive officers as a group.

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

C. Board Practices

Our board of directors currently comprises six male directors and one female director, including five independent non-executive members and a non-executive member. Each of our directors is elected by our Company’s shareholders or appointed by the directors pursuant to the Constitution and hold office until such director’s successor is elected and duly qualified or until such director’s earlier death, bankruptcy, insanity, resignation or removal. During fiscal year 2025, our board of directors met four times, and all members of the board of directors participated in the meetings of the board of directors. No director is entitled to any severance benefits on termination of his or her service. Our board of directors currently has a standing audit committee and compensation committee. Each of these standing committees operates under a written charter adopted by our board of directors. During fiscal year 2025, our directors attended all meetings held by each committee on which such director was a member.

Our audit committee currently consists of Wan-Wan LIN, Nick Chia-En LIU and Chih-Hong TSAI. The principal duties and responsibilities of our audit committee include: (1) overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices; (2) overseeing and reporting on various risk management matters (including in respect of cybersecurity) to our board of directors; (3) considering and approving or disapproving all related-party transactions; (4) reviewing the financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; (5) reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible assurance and non-assurance services; (6) evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and (7) establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters. In accordance with our Constitution and our audit committee charter, all of the members of our audit committee must be persons who qualify as independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii) and each of them is able to read and understand fundamental financial statements. During fiscal year 2025, our audit committee met five times.

Our compensation committee currently consists of John Ping Chang HUANG and Wan-Wan LIN. The principal duties and responsibilities of our compensation committee include: (1) reviewing and approving the goals and objectives relevant to the chief executive officer’s and other executive officers’ compensation; (2) evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives; (3) making recommendations to the board with respect to non-employee director compensation; and (4) making recommendations to the board with respect to incentive-compensation plans and equity-based plans. In accordance with our compensation committee charter, all of the members of the compensation committee are qualified independent directors under the standards set forth in Nasdaq Rules 5605(c)(2)(A)(i) and (ii). During fiscal year 2025, our compensation committee met two times.

We do not have a separate nominations committee of the board of directors. In accordance with Nasdaq Rule 5605(e), director nominees are recommended for the board's selection by the independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate.

D. Employees

The following table sets out a breakdown of the number of our full-time employees by function as of December 31, 2025, 2024 and 2023, respectively:

	December 31
Function	2025	2024	2023
Development	20	23	27
Operation	29	30	33
Customer Service	12	13	13
Administrative Support	20	21	23
	81	87	96

The following table sets out, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	December 31
Location	2025	2024	2023
Taipei City, Taiwan	69	74	83
Hong Kong	12	13	13
	81	87	96

E. Share Ownership

Share Ownership of Directors and Executive Officers

The table below sets forth information as to our directors’ and executive officers’ share ownership in our Company as of March 31, 2026:

Person	Number of Common Shares	Number of Shares Issuable upon exercise of options
HUANG, James Cheng-Ming	1,073,566	4,000
HUANG, John Ping Chang	—	—
LIU, Nick Chia-En	—	—
HONG, Chin Fock (Damian)	—	—
LIN, Wan-Wan	—	—
TSAI, Chih-Hong	—	—
LIAO, Ying-Chih (Kevin)	—	—
Directors and executive officers as a group of 7 individuals	1,073,566	4,000

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable. The full text of our compensation recovery policy is incorporated by reference to Exhibit 97.1 to our annual report for the year 2023 on Form 20-F filed with the SEC on April 29, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of March 31, 2026 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
KOO, John-Lee Andre(1)	2,159,999	19.54%
HUANG, James Cheng-Ming(2)	1,073,566	9.71%
HWANG, Collin(3)	696,435	6.30%
HONIG, Jonathan(4)	1,105,145	9.99%

(1)
Based on a Schedule 13G/A filed with the SEC on August 14, 2017, KOO, John-Lee Andre has beneficial ownership of 2,159,999 shares of our Company.
(2)
HUANG, James Cheng-Ming has beneficial ownership of 1,073,566 ordinary shares of our Company as of March 31, 2026.
(3)
Based on the Schedule 13G filed with the SEC on June 19, 2017, HWANG, Collin has beneficial ownership of 696,435 shares of our Company.
(4)
Based on the Schedule 13G/A filed with the SEC on January 23, 2024, HONIG, Jonathan has beneficial ownership of 1,105,145 ordinary shares of our Company as follows:
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

As of March 31, 2026, we had 11,052,235 Shares outstanding, of which 6,017,090 Shares representing 54.44% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of March 31, 2026, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 8,732,727 shares.

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

B. Related Party Transactions

From January 1, 2025 through March 31, 2026, we were not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to us.

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

On August 31, 2023, we and Aeolus entered into an agreement (Amendment No.1) to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023.

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, was scheduled to be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, March 5, June 27, July 15 and December 5, 2025, we entered into five agreements to purchase convertible promissory notes, with principal amounts of US$52,674, US$2,600,000, US$26,337, US$1,500,000 and US$26,336, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

On February 28, 2026, we and Aeolus entered into an agreement (Amendment No. 2) to amend the Note. Amendment No. 2 extends the maturity date of the Note after the payment of accrued interest on the unpaid principal amount of the Note due through February 28, 2026 in the amount of US$698,593.60 are made by Aeolus. The US$698,593.60 payment by Aeolus was made on March 2, 2026.

Pursuant to Amendment No. 2 to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on May 31, 2026, and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

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

Passive Foreign Investment Company

Due to the price of our Shares during 2025 and the composition of our assets (in particular, the retention of a large amount of cash), we believe that it is likely that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2025, and that we will likely be a PFIC for our current taxable year ending December 31, 2026, unless our share value increases substantially and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for such year is passive income or (ii) 50% or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation more than 25% (by value) of whose stock is owned, directly or indirectly, by us.

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

Taxation of Dividends

The following description of the taxation of dividends is subject to the discussion above with respect to the passive foreign investment company tax rules. The amount of distributions you receive on your Shares (other than certain pro rata distributions of our Shares or rights to subscribe for Shares) will generally be reported as dividend income to you if the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. You will include such dividends in your gross income as ordinary income on the day you actually or constructively receive them. The amount of any distribution of property other than cash will be the fair market value of such property on the date it is distributed. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income, so long as certain holding period requirements are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States and (ii) the corporation is not a PFIC and is not treated as a PFIC with respect to you for the taxable year in which the dividend was paid and the preceding taxable year. There is currently no tax treaty in effect between the United States and Singapore. Although the Shares are currently tradable on The Nasdaq Capital Market, which is an established securities market in the United States, no assurance can be given that the Shares will continue to be readily tradable on an established securities market in the United States. U.S. corporate holders will generally not be eligible for the dividends received deduction allowed to corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or the total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay. As noted above, we believe that it is likely that we were classified as a PFIC for the taxable year ended December 31, 2025, and that we will likely be a PFIC for our current taxable year ending December 31, 2026.

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

As a foreign private issuer, we are exempt under the Securities Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act. In addition, we will not be required under the Securities Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act.

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

As of December 31, 2025, we had bank deposits of approximately US$0.5 million and financial instruments, net, of US$0.5 million denominated in foreign currencies other than measurement currencies of the entities holding such assets. These assets are subject to foreign currency exchange risk. We also had certain inter-company accounts between our wholly-owned entities using different functional currencies. While the balances of the inter-company accounts, totaled at approximately US$18.2 million as of the end of 2025, were fully eliminated in the consolidation, the foreign exchange gain or loss resulted remained in our consolidated statements of operations. We recognized a realized foreign exchange gain of approximately US$14 thousand and unrealized foreign exchange gain of approximately US$388 thousand in the year ended December 31, 2025.

Based on the sensitivity analysis of our exposure to foreign currency exchange rate risk related our bank deposits and investment - debt and equity securities which were denominated in a foreign currency other than functional currencies of the entities holding such assets, a hypothetical 10% change in the exchange rate between the U.S. dollar and the underlying currencies of those instruments subject to foreign currency exchange rate risk would result in a change of 0.29% in our total equity as of December 31, 2025.

From January 1, 2025 to April 9, 2026, while the Hong Kong dollar to U.S. dollar exchange rate fluctuated moderately 1.28%, the NT dollar to U.S. dollar exchange rate fluctuated approximately 15.42%, mainly due to significant volatility in global financial markets as a result of ongoing geopolitical conflicts, tariff uncertainty, and increases in gold prices resulting from central bank purchases and investors’ hedging needs. Nonetheless, we maintain the bulk of our financial assets in U.S. dollar-denominated assets to limit the foreign currency risk we are exposed to.

Interest Rate Risk

Our exposure to interest rates related primarily to our short-term loans from various banks. As of December 31, 2025 and 2024, we did not have outstanding bank loans.

Other Market Risks

We are also exposed to other market risks, which are mainly derived from our investments. We have investments of minority stake equity and debt instruments in Aeolus Robotics Corporation, a privately held company. These investments are recorded in fair values. As of December 31, 2025, the aggregate carrying value of investments on our balance sheet was $8.1 million. We monitor these investments for impairment and make appropriate reductions in carrying value. We made a decrease in the fair value of the investments by totally $1.5 million (in which $39 thousand were included in earnings) for the year ended on December 31, 2025. There were no impairment losses for the years ended on December 31,2025, 2024 and 2023.

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

D. Change of Trustees or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, and taking into account the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported on a timely basis, and these controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment using those criteria, our management has concluded that our internal control over financial reporting as of December 31, 2025 was effective.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees billed to us by Deloitte & Touche (PCAOB ID No. 1060) for the fiscal years ended December 31, 2025 and 2024, respectively.

For the Years Ended December 31	2025	2024
	(in US$)	(in US$)
Audit Fees	$278,600	$266,600
Audit-Related Fees	0	0
Tax Fees	7,000	7,000
All Other Fees	0	0

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to our Company. Pursuant to the latest amendments to Section 16(a) of the Securities Exchange Act of 1934, directors and officers of FPIs are required to report their share ownership and trades, subject to certain exemptions. Accordingly, on March 23, 2026, we amended the insider trading policy to ensure compliance with the latest regulations of the SEC. The full text of our insider trading policy is filed as Exhibit 11.2 to this annual report. We are not subject to the insider trading policy. However, we do not trade in our securities if we are in possession of material nonpublic information.

ITEM 16K. CYBERSECURITY

The audit committee of the board of directors receives, reviews and discusses the periodic reports regarding the Company’s information technology and security matters, which include cybersecurity incidents, assessments of new and emerging cybersecurity risks and threats, and proposed improvement measures.

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

4.3(b)

Convertible Promissory Note of Aeolus Robotics Corporation, dated June 28, 2024, incorporated by reference to Exhibit 4.3(b) to our annual report for the year 2024 on Form 20-F filed with the SEC on April 29, 2025

4.3(c)

Convertible Promissory Note of Aeolus Robotics Corporation, dated September 30, 2024, incorporated by reference to Exhibit 4.3(c) to our annual report for the year 2024 on Form 20-F filed with the SEC on April 29, 2025

4.4

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated September 24, 2024, incorporated by reference to Exhibit 4.4 to our annual report for the year 2024 on Form 20-F filed with the SEC on April 29, 2025

4.4(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated September 30, 2024 (included in Exhibit 4.4)

4.5

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated January 20, 2025, incorporated by reference to Exhibit 4.5 to our annual report for the year 2024 on Form 20-F filed with the SEC on April 29, 2025

4.5(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated January 24, 2025 (included in Exhibit 4.5)

4.6

Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated March 5, 2025, incorporated by reference to Exhibit 4.6 to our annual report for the year 2024 on Form 20-F filed with the SEC on April 29, 2025

4.6(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated March 7, 2025 (included in Exhibit 4.6)

4.7*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated June 27, 2025

4.7(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated July 2, 2025 (included in Exhibit 4.7)

4.8*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated July 15, 2025

4.8(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated July 18, 2025 (included in Exhibit 4.8)

4.9*	Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated December 5, 2025

4.9(a)	Convertible Promissory Note of Aeolus Robotics Corporation, dated December 13, 2025 (included in Exhibit 4.9)

4.10*	Amendment No. 2 to Convertible Note Purchase Agreement between GigaMedia Limited and Aeolus Robotics Corporation, dated February 28, 2026

8.1*	List of Subsidiaries

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

Date: April 29, 2026

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Fair Value - Level 3 Assets - Refer to Note 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company holds investment in securities amounted to $8,173 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

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

April 29, 2026

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

(in thousands of US dollars)

	December 31
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$28,740	$34,781
Accounts receivable - net (Note 6)	108	141
Investment in securities - current (Note 8)	4,638	—
Prepaid expenses	103	69
Restricted cash (Note 5)	313	313
Other receivable (Note 8)	672	2
Other current assets (Note 7)	139	127
Total Current Assets	34,713	35,433
INVESTMENT IN SECURITIES - NONCURRENT (Note 8)	3,535	5,441
PROPERTY, PLANT AND EQUIPMENT, NET (Note 18)	92	101
INTANGIBLE ASSETS - NET (Note 18)	4	7
OTHER ASSETS
Refundable deposits	189	182
Prepaid licensing and royalty fees (Note 3)	25	147
Right-of-use assets (Notes 9 and 18)	244	484
Other (Notes 8 and 12)	402	563
TOTAL ASSETS	$39,204	$42,358

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2025 AND 2024

(in thousands of US dollars, except share data)

	December 31
	2025	2024
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$57	$38
Accrued expenses (Note 10)	1,110	745
Deferred revenue (Note 11)	558	578
Other current liabilities (Notes 9 and 17)	341	570
Total Current Liabilities	2,066	1,931
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	93	84
Total Liabilities	2,159	2,015
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Ordinary shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares as of December 31, 2025 and 2024	308,752	308,752
Accumulated deficit	(245,680)	(244,126)
Accumulated other comprehensive loss (Note 14)	(26,027)	(24,283)
Total GigaMedia Shareholders’ Equity	37,045	40,343
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$39,204	$42,358

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of US dollars, except for earnings per share amounts)

	2025	2024	2023
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$3,474	$2,969	$4,292
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,654)	(1,494)	(1,846)
GROSS PROFIT	1,820	1,475	2,446
OPERATING EXPENSES
Product development and engineering expenses	(663)	(694)	(729)
Selling and marketing expenses	(1,672)	(1,451)	(1,623)
General and administrative expenses	(3,082)	(3,030)	(3,242)
Provision for expected credit losses (Note 6)	(1)	(1)	(7)
	(5,418)	(5,176)	(5,601)
LOSS FROM OPERATIONS	(3,598)	(3,701)	(3,155)
NON-OPERATING INCOME (EXPENSES)
Interest income from financial institutions	1,220	1,667	1,609
Interest income on securities (Note 17)	463	296	202
Gain on disposal or receipt of principal repayment from investment in securities (Note 8)	—	—	76
Foreign exchange gain (loss), net	402	(426)	(34)
Changes in the fair value of investment in equity securities recognized at fair value (Note 4)	(39)	(161)	(2,110)
Other	(2)	29	13
	2,044	1,405	(244)
LOSS BEFORE INCOME TAXES	(1,554)	(2,296)	(3,399)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(1,554)	$(2,296)	$(3,399)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.14)	$(0.21)	$(0.31)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of US dollars)

	2025	2024	2023
NET LOSS	$(1,554)	$(2,296)	$(3,399)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	32	44	(11)
Foreign currency translation adjustment	(76)	(78)	(129)
Unrealized holding gain (loss) on investment in securities	(1,700)	(865)	(1,453)
Reclassification adjustment for loss included in net income	—	—	(76)
	(1,744)	(899)	(1,669)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(3,298)	$(3,195)	$(5,068)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Ordinary shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2023	11,052	$308,752	$(238,431)	$(21,715)	$48,606
Net loss	—	—	(3,399)	—	(3,399)
Other comprehensive income	—	—	—	(1,669)	(1,669)
Balance as of December 31, 2023	11,052	308,752	(241,830)	(23,384)	43,538
Net loss	—	—	(2,296)	—	(2,296)
Other comprehensive loss	—	—	—	(899)	(899)
Balance as of December 31, 2024	11,052	308,752	(244,126)	(24,283)	40,343
Net loss	—	—	(1,554)	—	(1,554)
Other comprehensive loss	—	—	—	(1,744)	(1,744)
Balance as of December 31, 2025	11,052	$308,752	$(245,680)	$(26,027)	$37,045

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of US dollars)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,554)	$(2,296)	$(3,399)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	58	48	43
Amortization	9	10	12
Provision for expected credit losses	1	1	7
Gain on disposal or receipt of principal repayment from investment in securities	—	—	(76)
Changes in the fair value of investment in equity securities recognized at fair value	39	161	2,110
Unrealized foreign exchange (gain) loss	(510)	601	(85)
Other	—	—	—
Net changes in:
Accounts receivable	32	85	(35)
Prepaid expenses	(34)	(16)	7
Prepaid licensing and royalty fees	121	(122)	152
Prepaid pension assets	(41)	(37)	9
Other assets	(479)	(284)	272
Accounts payable	19	(6)	(9)
Accrued expenses	365	(437)	31
Other liabilities	—	(41)	(232)
Net cash used in operating activities	(1,974)	(2,333)	(1,193)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment in securities	(4,205)	(1,063)	(105)
Purchases of property, plant and equipment	(44)	(46)	(52)
Increase in intangible assets	(6)	(4)	(6)
Increase in refundable deposits	(7)	—	—
Proceeds from disposal or receipt of principal repayment from investment in securities	—	—	1,000
Net cash provided by (used in) investing activities	(4,262)	(1,113)	837

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of US dollars)

	2025	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	195	(243)	32
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(6,041)	(3,689)	(324)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	35,094	38,783	39,107
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$29,053	$35,094	$38,783
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax paid during the year	$(4)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2025, 2024 and 2023

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted debt and equity securities, the useful lives of property, plant and equipment and right-of-use assets; allowances for credit losses; the valuation of deferred tax assets, long-lived assets, and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

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

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2025 and 2024, cash totaling $313 thousand and $313 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

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

Advertising expenses incurred in 2025, 2024 and 2023 totaled $0.3 million, $0.1 million and $0.2 million, respectively and were included in selling and marketing expenses.

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

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares, composed of incremental ordinary shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of ordinary shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential ordinary shares would be anti-dilutive. Therefore, for the years ended December 31, 2025, 2024 and 2023, basic and diluted loss per share were $0.14, $0.21 and $0.31, respectively.

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

(d) Recently Adopted Accounting Pronouncements

Income tax

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds received) to international, federal, and state and local jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The guidance makes several other changes to income tax disclosure requirements. The amendments in this update are effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. Our Company has adopted the amendments on a prospective basis on January 1, 2025. The prospective adoption of this ASU does not have a material impact on our Company’s consolidated financial statements and the income tax disclosures have been updated to incorporate the amendments, as described above. See Note 16 “Income Taxes” below, which reflects these amendments.

(e) Recent Accounting Pronouncements Not Yet Adopted

Disclosure Improvements

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

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, as part of the standing project on its agenda to make improvements to the Codification in response to feedback from stakeholders. The amendments make Codification updates to a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those fiscal years. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

Income Statement

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change or remove existing expense disclosure requirements. The ASU also does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify the effective date of ASU 2024-03. This guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact that the adoption will have on our financial statement disclosures.

Financial Instruments

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in this ASU should be applied prospectively. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal periods. Early adoption is permitted. We are currently evaluating the impact that the adoption will have on our results of operations, financial position, cash flows and financial statement disclosures.

Intangibles—Goodwill and Other—Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. The ASU makes targeted improvements to ASC 350-40 but does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed externally that is subject to ASC 985-20. The ASU also does not amend the guidance on costs of software licenses that are within the scope of ASC 985-20. The amendments supersede the guidance on website development costs in ASC 350-50 and relocate that guidance, along with the recognition requirements for development costs specific to websites, to ASC 350-40. The amendments are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal periods. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2025	2024	2023
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 4 thousand shares at $2.90 as of December 31, 2025, 4 thousand shares at $2.90 as of December 31, 2024, and 29 thousand shares at $2.90 to $7.15 as of December 31, 2023. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2025, 2024, and 2023.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2025	2024	2023
Balance at beginning of year	$147	$24	$177
Addition	50	321	36
Amortization and usage	(172)	(198)	(189)
Balance at end of year	$25	$147	$24

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2025 and 2024.

(in US$ thousands)	2025		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$28,740	$28,740	$34,781	$34,781
Accounts receivable	108	108	141	141
Restricted cash	313	313	313	313
Other receivable - current	672	672	2	2
Other receivable - noncurrent (included in Other assets)	191	191	392	392
Refundable deposits	189	189	182	182
Investment in securities - current and noncurrent	8,173	8,173	5,441	5,441
Financial liabilities
Accounts payable	57	57	38	38
Accrued expenses	1,110	1,110	745	745
Lease liabilities - current and noncurrent	248	248	500	500

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2025 and 2024 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

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
•
Other receivable - current and noncurrent: Measured at amortized cost under the current expected credit loss (“CECL”) model.
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

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			At December 31, 2025
	Level 1	Level 2	Level 3
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - current and noncurrent	—	—	8,173	8,173
	$—	$313	$8,173	$8,486

(in US$ thousands)	Fair Value Measurement Using			At December 31, 2024
	Level 1	Level 2	Level 3
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - current and noncurrent	—	—	5,441	5,441
	$—	$313	$5,441	$5,754

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2025 and 2024.

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

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2025 and 2024, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	2025
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$5,384	$57
Purchase	4,205	—
Disposal or repayment	—	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(39)
included in other comprehensive income - unrealized gain (loss) on security	(1,700)	—
included in other comprehensive income - foreign currency items	263	3
Balance at end of year	$8,152	$21
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(39)

(in US$ thousands)	2024
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$5,548	$229
Purchase	1,063	—
Disposal or repayment	—	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(161)
included in other comprehensive income - unrealized gain (loss) on security	(865)	—
included in other comprehensive income - foreign currency items	(362)	(11)
Balance at end of year	$5,384	$57
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(161)

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2025 and 2024 are shown below:

Investment in securities - Level 3 financial assets

Sensitivity of the Input to Fair Value

					Changes of Fair Value (in US$ thousands)
Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
December 31, 2025	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	23.7%	23.7%	Debt securities: +$1,473 Equity securities: +$36	Debt securities: -$1,441 Equity securities: -$15
		Discount for lack of marketability	From 11.00% to 15.00% for different scenarios	From 15.00% to 66.00% for different scenarios	Debt securities: +$93 Equity securities: +$0	Debt securities: -$92 Equity securities: -$1
		Volatility	From 30.51% to 38.00% for different scenarios	From 38.00% to 178.33% for different scenarios	Debt securities: +$38 Equity securities: -$2	Debt securities: -$108 Equity securities: +$1
December 31, 2024	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$324 Equity securities: +$28	Debt securities: -$352 Equity securities: -$20
		Discount for lack of marketability	13%	From 13.0% to 48.0% for different scenarios	Debt securities: +$62 Equity securities: +$1	Debt securities: -$62 Equity securities: -$1
		Volatility	29%	29%	Debt securities: +$99 Equity securities: -$1	Debt securities: -$36 Equity securities: +$2

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

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2025 and 2024.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2025 and 2024.

	December 31
(in US$ thousands)	2025	2024
Cash and savings accounts	$28,740	$34,781
Time deposits	—	—
Cash and cash equivalents reported on the consolidated balance sheets	28,740	34,781
Cash restricted as performance bond	313	313
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$29,053	$35,094

As of December 31, 2025 and 2024, cash amounting to $313 thousand and $313 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2025	2024
Taiwan	$28,609	$34,884
Hong Kong	444	210
	$29,053	$35,094

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2025	2024
Accounts receivable	$109	$142
Less: Allowance for credit losses	(1)	(1)
	$108	$141

The following is a summary of the changes in our Company’s allowance for credit losses during the years ended December 31, 2025, 2024 and 2023:

(in US$ thousands)	2025	2024	2023
Balance at beginning of year	$1	$2	$1
Additions: Provision for expected credit losses	1	1	7
Less: Write-off	(1)	(1)	(6)
Translation adjustment	—	(1)	—
Balance at end of year	$1	$1	$2

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2025	2024
Loans receivable - current	$—	$—
Less: Allowance for loans receivable - current	—	—
Excess value-added tax paid	97	92
Other	42	35
	$139	$127

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2025, 2024 and 2023:

(in US$ thousands)	2025	2024	2023
Balance at beginning of year	$—	$24	$29
Reversal for collection of bad debt	—	(24)	(5)
Translation adjustment	—	—	—
Balance at end of year	$—	$—	$24

NOTE 8. INVESTMENT IN SECURITIES

Investment in securities – current and noncurrent consist of the following:

	December 31
(in US$ thousands)	2025	2024
Debt securities, classified as available-for-sale - current	$4,638	$—
Debt securities, classified as available-for-sale - noncurrent	3,514	5,384
Equity securities	21	57
	$8,173	$5,441

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

The promissory notes are purchased under different agreements, and are convertible into common or preferred shares at certain different prices, subject to applicable adjustments. Carrying amounts for those promissory notes and accrued interest receivable with the contractual maturities within one year are classified as current assets, while those beyond one year are classified as noncurrent. Upon conditions outlined in the agreements, the convertible promissory notes may be automatically converted or become redeemable. See Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.

Interest receivable on debt securities are as follows:

	December 31
(in US$ thousands)	2025	2024
Interest receivable on debt securities - current (recorded within "Other receivable")	$664	$—
Interest receivable on debt securities - noncurrent (recorded within "Other" under "OTHER ASSETS")	191	392
	$855	$392

We assessed the estimated fair values of these investments as of December 31, 2025. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

During 2025 and 2024, we leased office premises and automobile for operational use with lease terms of 2 to 5 years that expire at various dates through 2029. We do not have purchase options to acquire the leasehold office premises and automobile at the end of the lease terms.

Right-of-use assets

Right-of-use assets consist of the following:

	December 31
(in US$ thousands)	2025	2024
Carrying amount:
Office premise	$127	$450
Automobile	117	34
	$244	$484

Lease liabilities

	December 31
(in US$ thousands)	2025	2024
Carrying amount:
Current portion (classified under other current liabilities)	$155	$416
Noncurrent portion	93	84
	$248	$500

Discount rates for the existing lease liabilities ranged from 1.44% to 3.5% as of December 31, 2025, and from 1.44% to 3.6% as of December 31, 2024.

Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2025	2024
Cash paid for operating leases	$467	$481
Operating lease expenses	$486	$499

	As of December 31
(in US$ thousands)	2025	2024
Lease liabilities arising from obtaining right-of-use assets	$227	$49
Weighted-average remaining lease term	1.92 years	1.18 years
Weighted-average discount rate	2.70%	1.60%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2025:

(in US$ thousands)	Operating Leases
Year
2026	$159
2027	50
2028	29
2029	17
Total minimum lease payments	255
Less: amount of lease payments representing interest	(7)
Present value of future minimum lease payments	248
Less: current obligation under leases	(155)
Non-current lease obligations	$93

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2025	2024
Accrued professional fees	$240	$185
Accrued compensation	400	200
Accrued royalties	50	47
Accrued advertising expenses	78	2
Accrued director compensation and liability insurance	63	63
Other	279	248
	$1,110	$745

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2025	2024
Unused virtual points	$467	$479
Unamortized virtual items	87	86
Advances for pre-order items	4	13
	$558	$578

The breakage amounts recognized as revenue during the years ended December 31, 2025, 2024 and 2023 were $12 thousand, $16 thousand and $228 thousand, respectively.

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

We use December 31 as the measurement date for our defined benefit pension plan. The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2025 and 2024:

	December 31
(in US$ thousands)	2025	2024
Benefit obligation	$340	$317
Fair value of plan assets	552	488
Funded status (prepaid pension assets)	$(212)	$(171)
Accumulated Benefit Obligation	$254	$254
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(212)	$(171)
Accumulated other comprehensive income	—	—
Net amount recognized	$(212)	$(171)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$61	$30

For the years ended December 31, 2025, 2024 and 2023, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2025	2024	2023
Service cost	$—	$—	$—
Interest cost	7	5	6
Expected return on plan assets	(10)	(7)	(8)
Amortization of net loss	—	—	—
Curtailment gain	—	—	—
	$(3)	$(2)	$(2)

Weighted average assumptions used to determine benefit obligations for 2025 and 2024 were as follows:

	December 31
	2025	2024
Discount rate	1.75%	2.00%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2025	2024
Discount rate	2.00%	1.625%
Rate of return on plan assets	2.00%	1.625%
Rate of compensation increase	2.00%	2.00%

Management determines the discount rate and rate of return on plan assets based on the market yields at the valuation date on high quality corporate bonds and government bonds which are in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

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

We expect to make a contribution of $0 to the Fund in 2026. We expect to make future benefit payments of $25 thousand to employees from 2026 to 2030 and $107 thousand from 2031 to 2035.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $286), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

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

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2025, 2024 and 2023 were $131 thousand, $137 thousand, and $163 thousand, respectively, which are included in operating expenses.

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

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain (loss) on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance as of January 1, 2023	$(21,943)	$232	$(4)	$(21,715)
Foreign currency translation adjustment	(144)	15	—	(129)
Pension and post retirement benefit adjustment	—	—	(11)	(11)
Unrealized holding loss arising during period	—	(1,453)	—	(1,453)
Reclassification adjustments for loss included in net income		(76)	—	(76)
Balance as of December 31, 2023	(22,087)	(1,282)	(15)	(23,384)
Foreign currency translation adjustment	(177)	99	—	(78)
Pension and post retirement benefit adjustment	—	—	44	44
Unrealized holding loss arising during period	—	(865)	—	(865)
Balance as of December 31, 2024	(22,264)	(2,048)	29	(24,283)
Foreign currency translation adjustment	(4)	(72)	—	(76)
Pension and post retirement benefit adjustment	—	—	32	32
Unrealized holding loss arising during period	—	(1,700)	—	(1,700)
Balance as of December 31, 2025	$(22,268)	$(3,820)	$61	$(26,027)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2025, 2024 and 2023.

NOTE 15. SHARE-BASED COMPENSATION

During 2025, 2024 and 2023, no stock-based compensation expenses were incurred and recognized.

There were no capitalized stock-based compensation costs at December 31, 2025 and 2024. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2025, 2024 and 2023, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2025 and 2024.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2025.

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

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2025.

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

(b) Options

In 2025, 2024 and 2023, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2025, 2024 and 2023.

Option transactions during the last three years are summarized as follows:

	2025				2024		2023
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1	$2.90	4			$6.56	29	$6.38	33
Options granted	—	—			—	—	—	—
Options exercised	—	—			—	—	—	—
Options Forfeited / canceled / expired	—	—			7.15	(25)	5.05	(4)
Balance at December 31	$2.90	4	1.34	$—	$2.90	4	$6.56	29
Exercisable at December 31	$2.90	4	1.34	$—	$2.90	4	$6.56	29
Vested and expected to vest at December 31	$2.90	4	1.34	$—	$2.90	4	$6.56	29

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2025 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2025. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2025, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2025:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	4	1.34 years	Under $5	4
$5~$50	—	—	$5~$50	—
$50~$100	—	—	$50~$100	—
	4			4

NOTE 16. INCOME TAXES

Our business was founded in 1998 and headquartered in Taiwan, and in connection with a public equity offering, GigaMedia Limited, our ultimate parent company, was incorporated in Singapore in 1999 as a company limited by shares. In more recent years, we have established additional subsidiaries inside and outside Taiwan to conduct aspects of our operations. As the majority of our Company’s operations are taxed at the Taiwan statutory tax rate, for purposes of disclosures, components related to Taiwan and non-Taiwan operations are disclosed separately.

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2025	2024	2023
Taiwan operations	$(1,443)	$(1,657)	$(1,726)
Non-Taiwan operations	(111)	(639)	(1,673)
	$(1,554)	$(2,296)	$(3,399)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2025	2024	2023
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Income taxes paid (net of refunds) for the years ended December 31, 2025, 2024 and 2023 were as follows:

( in US$ thousands )	2025	2024	2023

Taiwan:	$4	$—	$—
Non-Taiwan:	—	—	—
	$4	$—	$—

For purposes of the reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate, the 24% Taiwan statutory tax rate (including taxes on income and on retained earnings) is applied for the years reported. Our Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis beginning with the year ended December 31, 2025. The following table presents the required disclosure pursuant to ASU 2023-09 and reconciles Taiwan statutory tax amount and rate to our Company’s actual global effective amount and rate for the year ended December 31, 2025:

	2025
Taiwan statutory rate	$(311)	20.00%
Taiwan statutory rate on retained earnings	(58)	3.71%
Foreign tax differential
Tax rate differential
British Virgin Islands	(93)	6.01%
Hong Kong	31	(1.98)%
Others	(7)	0.47%
Loss carryforwards in Hong Kong subsidiaries	(1,481)	95.30%
Net operating loss carryforwards not utilized due to dissolution of a Hong Kong subsidiary	1,615	(103.92)%
Nontaxable items	(53)	3.43%
Others	11	(0.73)%
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws	—	—
Tax credits	—	—
Change in deferred tax valuation allowance
Loss carryforwards in Taiwan subsidiaries	(656)	42.20%
Net operating loss carryforwards not utilized due to dissolution of a Taiwan subsidiary	679	(43.68)%
Others	(4)	0.26%
Exchange difference	(317)	20.41%
Nontaxable or nondeductible items	1	(0.09)%
Changes in unrecognized tax benefits
Expiration of loss carryforwards in a Taiwan subsidiary	642	(41.30)%
Changes related to tax positions taken in prior years for all jurisdictions	1	(0.09)%
Income Taxes	$—	—

In 2025, the effective tax rate was impacted significantly as a result of the dissolution of a Hong Kong subsidiary. Upon the dissolution and deregistration of a Hong Kong subsidiary of ours in February 2025, the deferred tax assets related to its net operating loss carryforwards of $9,825 thousand were derecognized. As the allowance on deferred tax assets related to these net operating loss carryforwards has been fully provided, the impact has been reflected in its net operating loss carryforwards not utilized upon the dissolution, and the corresponding reversal of the valuation allowance related to the deferred tax assets of the loss carry forwards.

In 2025, the effective tax rate was impacted significantly as a result of the dissolution of a Taiwan subsidiary. Upon the dissolution of a Taiwan subsidiary of ours in March 2025, the deferred tax assets related to its net operating loss carryforwards of $2,643 thousand were derecognized. As the allowance on deferred tax assets related to these net operating loss carryforwards has been fully provided, the impact has been reflected in its net operating loss carryforwards not utilized upon the dissolution, and the corresponding reversal of the valuation allowance related to the deferred tax assets of the loss carry forwards.

The following table presents the required reconciliation prior to our adoption of ASU 2023-09 of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, for the years ended December 31, 2024 and 2023:

	2024	2023
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%
Foreign tax differential	(82.00)%	0.75%
Expiration of net operating loss carryforwards	(51.15)%	(27.71)%
Other non-deductible expenses	46.42%	(12.84)%
Change in deferred tax assets and valuation allowance	62.70%	15.79%
Other	0.03%	0.01%
Effective rate	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2025	2024
Net operating loss carryforwards	$6,596	$8,732
Share-based compensation	274	273
Investments	128	123
Lease right-of-use assets	1	4
Other	(25)	(16)
	6,974	9,116
Less: valuation allowance	(6,974)	(9,116)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in US$ thousands)	2025	2024	2023
Balance at beginning of year	$9,116	$11,064	$11,880
Subsequent reversal and utilization of valuation allowance	(2)	(663)	(263)
Changes to valuation allowance	485	396	405
Expirations	(2,935)	(1,175)	(942)
Exchange differences	310	(506)	(16)
Balance at end of year	$6,974	$9,116	$11,064

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2025, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Taiwan	$25,475	2026~2035
Hong Kong	6,664	indefinite
	$32,139

Unrecognized Tax Benefits

As of December 31, 2025, 2024 and 2023, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2025, 2024 and 2023.

Our major tax paying components are all located in Taiwan. As of December 31, 2025, the income tax filings in Taiwan have been examined for the years through 2023.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2029. Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2025.

For a specific licensed game, we were required to pay an incentive fee of $20 thousand to the licensor for every $600 thousand additional revenues generated from the game during the agreement period from January 2024 to January 2026. In January 2026, we entered an extension and amendment agreement to extend the term and modified certain provisions. The extension term commenced on January 27, 2026 and expires on January 26, 2028, and the incentive fee remains $20 thousand for every $600 thousand additional revenues generated during the extension term. In the extension term, the financial obligations are the same as in the original agreement period.

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

On August 31, 2023, GigaMedia and Aeolus entered into an agreement (Amendment No.1) to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023.

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, was scheduled to be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, March 5, June 27, July 15 and December 5, 2025, we entered into five agreements to purchase convertible promissory notes, with principal amounts of US$52,674, US$2,600,000, US$26,337, US$1,500,000 and US$26,336, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

On February 28, 2026, we and Aeolus entered into an agreement (Amendment No. 2) to amend the Note. Amendment No. 2 extends the maturity date of the Note after the payment of accrued interest on the unpaid principal amount of the Note due through February 28, 2026 in the amount of US$698,593.60 are made by Aeolus. The US$698,593.60 payment by Aeolus was made on March 2, 2026.

Pursuant to Amendment No. 2 to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on May 31, 2026, and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,588,005) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $882,077). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On October 30, 2023, the Taiwan High Court ruled such appeal meritorious and Ennoconn has the right to claim compensation from GigaMedia Cloud in an amount equal to NTD 27,084,180 plus interest at a rate of 4.5% per annum incurred from January 16, 2018 until settlement date. On November 16, 2023, GigaMedia Cloud filed an appeal against the Taiwan High Court’s decision, and the appeal was transferred to Taiwan Supreme Court on January 2, 2024. On April 17, 2024, the Taiwan Supreme Court denied GigaMedia’s appeal and affirmed the Taiwan High Court’s October 2023 decision in favor of Ennoconn, GigaMedia Cloud has accrued the related obligations. GigaMedia Cloud has been dissolved from March 5, 2025, with a reference letter dated March 23, 2026 by the court approving its completion of liquidation.

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

•
For the digital entertainment business segment, the CODM uses both segment gross profit and segment profit or loss from operations to allocate resources (including employees and capital resources) in the annual budget process. The CODM considers budget-to-actual variances on a monthly basis for both profit measures when making decisions about allocating capital and personnel to the segment.
•
Net income (loss) is used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Amounts of revenues and significant expense categories that are regularly provided to the CODM and included in reported segment profit or loss are summarized as follows:

(in US$ thousands)	2025	2024	2023
Revenues from external customers	$3,474	$2,969	$4,292
Personnel expenses	(2,935)	(2,860)	(2,998)
Licensing and royalty fees	(755)	(637)	(952)
Depreciation	(58)	(48)	(43)
Amortization	(9)	(10)	(12)
Interest income	6	7	8
Interest expenses	(38)	(37)	(38)
Foreign exchange gain (loss)	(138)	211	(19)
Rent and utilities	(549)	(559)	(569)
Other expenses	(592)	(372)	(575)
Other non-operating income, net	(13)	1	3
Digital Entertainment Segment Net Loss	(1,607)	(1,335)	(903)
Headquarters expenses	(33)	(871)	(2,491)
Reconciliation of profit or loss
Adjustments and reconciling items	86	(90)	(5)
Consolidated Net Loss	$(1,554)	$(2,296)	$(3,399)

Reconciliations of reportable segment assets and other significant items to the consolidated totals are summarized as follows:

(in US$ thousands)	2025	2024
Total assets for reportable segments	$3,165	$3,274
Cash held in corporate headquarters	27,768	33,856
Marketable securities - current and noncurrent	8,173	5,441
Elimination of receivables from corporate headquarters	(604)	(605)
Other unallocated amounts	702	392
Consolidated Total	$39,204	$42,358

(in US$ thousands)	Segment Totals	Adjustments	Consolidated Totals
2025
Revenues from external customers	$3,474	$—	$3,474
Interest income	6	1,677	1,683
Interest expense	(38)	38	—
Depreciation and amortization	(67)	—	(67)

2024
Revenues from external customers	2,969	—	2,969
Interest income	7	1,956	1,963
Interest expense	(37)	37	—
Depreciation and amortization	(58)	—	(58)

2023
Revenues from external customers	4,292	—	4,292
Interest income	8	1,803	1,811
Interest expense	(38)	38	—
Depreciation and amortization	(55)	—	(55)

Interest income and expense allocated from headquarter to the digital entertainment business segment is based on internally negotiated rates and the adjustments represent amounts related to headquarters.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follows:

(in US$ thousands)	2025	2024	2023
MahJong and casino casual games	$1,086	$1,051	$1,070
PC-based online sports games	2,057	1,539	2,696
Mobile role playing games	302	338	464
Other games and game related revenues	29	41	62
	$3,474	$2,969	$4,292

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2025	2024	2023
Taiwan	$1,783	$1,602	$1,785
Hong Kong	1,691	1,367	2,507
	$3,474	$2,969	$4,292

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2025			December 31, 2024
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$92	$4	$168	$101	$7	$466
Hong Kong	—	—	76	—	—	18
	$92	$4	$244	$101	$7	$484

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2025, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.